Form 20-F
period 2005-12-31
Navios Maritime Holdings Inc.
filed 2006-06-22
CIK 1333172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

Commission file number

Navios Maritime Holdings Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s Name into English)

Republic of Marshall Islands
(Jurisdiction of incorporation or organization)

85 Akti Miouli Street
Piraeus, Greece 185 38

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: None.
Securities registered or to be registered pursuant to Section 12(g) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	Nasdaq National Market System
Warrants to purchase a share of Common Stock Units (consisting of a share of Common Stock and two Warrants)	Nasdaq National Market System Nasdaq National Market System

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 44,239,319 as of December 31, 2005.

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes     No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or (15)(d) of the Securities Exchange Act of 1934.   Yes     No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter periods that the registrant was required to file such reports), and (2) has been subject to such reporting requirements for the past 90 days.   Yes     No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of ‘‘accelerated filer and large accelerated filer’’ in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer                         Accelerated Filer                         Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow.    Item 17     Item 18

If this is an annual report, indicate by check mark wheter the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes     No

FORWARD LOOKING STATEMENTS

Navios Maritime Holdings Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’, ‘‘expect’’ and similar expressions identify forward-looking statements.

Please note in this annual report, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, all refer to Navios Maritime Holdings Inc. and its subsidiaries.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.    Selected Financial Data

The Navios historical successor information is derived from the audited consolidated financial statements of Navios as of December 31, 2005 and for the period from August 26, 2005 to December 31, 2005. The Navios historical predecessor information is derived from the audited consolidated financial statements as of December 31, 2004 and for the period from January 1, 2005 to August 25, 2005 and for each of the two years in the period ended December 31, 2004 included elsewhere in this document. Navios' balance sheet data as of December 31, 2003, 2002 and 2001, and the historical information for the two years ended December 31, 2002 are derived from the financial statements which are not included in this document. The purchase of the net assets of Navios by ISE, through the purchase of all of its outstanding shares of common stock, and the subsequent downstream merger of ISE with and into Navios took place on August 25, 2005. On December 11, 2002, Navios Corporation completed a business combination with Anemos Maritime

Holdings Inc. (Anemos) and Anemos was considered the accounting acquirer in the business combination. The financial statements for the two year period January 1, 2001 to December 31, 2002 include the accounts of Anemos and its wholly-owned subsidiaries for the full year and Navios Corporation for December 11, 2002 through December 31, 2002. The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes, to the extent contained elsewhere herein.

The historical successor and predecessor results included below and elsewhere in this document are not necessarily indicative of the future performance of Navios.

	Successor	Predecessor	Year ended December 31, (Predecessor)
	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003	2002	2001
	(Expressed in thousands of US Dollars − except per share data)
						(unaudited)
Statement of Operations Data
Revenue	$76,376	$158,630	$279,184	$179,734	$26,759	$21,454
Gains and (losses) from forward freight agreements	(2,766)	2,869	57,746	51,115	494	—
Time charter, voyage and port terminal expense	(39,530)	(91,806)	(180,026)	(136,551)	(6,139)	(1,774)
Direct vessel expense	(3,137)	(5,650)	(8,224)	(10,447)	(8,192)	(7,439)
General and administrative expense	(4,582)	(9,964)	(12,722)	(11,628)	(2,263)	(1,234)
Depreciation and amortization expense	(13,582)	(3,872)	(5,925)	(8,857)	(6,003)	(5,274)
Gain (loss) on sale of assets	—	—	61	(2,367)	(127)	(430)
Interest income	1,163	1,350	789	134	41	195
Interest expense	(11,892)	(1,677)	(3,450)	(5,278)	(3,950)	(6,104)
Other income	52	1,426	374	1,102	72	248
Other expense	(226)	(757)	(1,438)	(553)	(6,070)	(2,770)
Income (loss) before minority interest	1,876	50,549	126,369	56,404	(5,378)	(3,128)
Minority interest	—	—	—	(1,306)	(324)	—
Equity in net earnings of affiliate companies	285	788	763	403	68	96
Net income (loss)	$2,161	$51,337	$127,132	$55,501	$(5,634)	$(3,032)
Basic earnings per share	$0.05	$58.70	$139.83	$55.70	$(5.63)	$(4.38)
Diluted earnings per share	$0.05	$58.70	$139.83	$55.70	$(5.63)	$(4.38)
Balance Sheet Data (at period end)
Current assets, including cash	$114,539		$187,944	$179,403	$31,020	$4,721
Total assets	$789,383		333,292	361,533	215,800	161,610
Current liabilities, including current portion of long-term debt	$133,604		103,527	136,902	38,460	12,204
Total long-term debt, including current portion	$493,400		50,506	98,188	129,615	115,972
Mandatory redeemable preferred stock, including current portion	—		—	15,189	9,435	—
Shareholders' equity	$207,758		174,791	96,292	41,641	38,272

	Successor	Predecessor	Year ended December 31, (Predecessor)
	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003	2002	2001
	(Expressed in thousands of US Dollars − except per share data)
						(unaudited)
Other Financial Data
Net cash provided by operating activities	$24,371	$71,945	$137,218	$21,452	$2,219	$7,826
Net cash (used in) provided by investing activities	(119,447)	(4,264)	(4,967)	26,594	(3,682)	(72,616)
Net cash provided by (used in) financing activities	68,880	(50,506)	(111,943)	(29,416)	5,474	61,976
Book value per common share	4.70	5.67	192.25	96.63	41.64	55.29
Cash dividends per common share	—	—	43.99	—	—	—
Cash paid for common stock dividend declared	—	—	40,000	—	—	—
EBITDA(1)	$26,537	$55,696	$135,967	$70,376	$4,750	$11,091

(1)	EBITDA represents net earnings before interest (income and expense), taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this document because it is a basis upon which the Company assesses its liquidity position and because the Company believes that it presents useful information to investors regarding a company's ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Successor	Predecessor	Year ended December 31, (Predecessor)
	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003	2002	2001
	(Expressed in thousands of US Dollars − except per share data)
Net Cash from Operating Activities	$24,371	$71,945	$137,218	$21,452	$2,219	$7,826
Net increase (decrease) in operating assets	5,864	(14,525)	(7,195)	20,406	1,915	(9)
Net decrease (increase) in operating liabilities	1,720	21,407	3,104	(18,112)	289	(1,805)
Payments for drydock and special survey costs	1,710	—	—	—	—	—
Net interest cost	9,476	(98)	1,888	5,144	3,909	8,541
Impairment loss	—	—	—	—	—	(400)
Provision for losses on accounts receivable	(411)	880	573	(1,021)	(101)	—
Gain/loss on sale of property, plant and investments	—	—	61	(2,367)	(127)	(430)
Unrealized gain/loss on derivatives, foreign exchange contracts, fuel swaps and interest rate swaps	(16,478)	(23,728)	254	45,855	(3,098)	(2,632)
Undistributed earnings in affiliates	285	(185)	64	325	68	—
Minority interest	—	—	—	(1,306)	(324)	—
EBITDA	$26,537	$55,696	$135,967	$70,376	$4,750	$11,091

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. You should carefully consider each of the following risks together with the other information in and incorporated into this Annual Report when evaluating the Company's business and its prospects. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the Company's business operations. If any of the following risks relating to our business and operations actually occur, our business, financial condition and results of operations could be materially and adversely affected, and in that case, the trading price of our common stock could decline, you may lose all or part of your investment.

Risks Associated with the Shipping Industry

The cyclical nature of the international dry bulk shipping industry may lead to decreases in charter rates, which may reduce Navios' revenue and earnings

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing fluctuations in charter rates, profitability and, consequently, vessel values. For example, at various times during 2004, charter rates for the international dry bulk shipping industry reached historic highs. Navios anticipates that the future demand for its dry bulk carriers and dry bulk charter rates will be dependent upon continued demand for imported commodities, economic growth in China and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue and earnings. Fluctuations, and the demand for vessels, in general, have been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

An economic slowdown in the Asia Pacific region could reduce demand for shipping services and decrease shipping rates, thus decreasing Navios' revenues and earnings

Currently, China, Japan and other Pacific Asian economies are the main driving force behind the increase in seaborne dry bulk trades and the demand for dry bulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, may have an adverse effect on Navios' business, financial position, earnings and profitability, as well as Navios' future prospects, by reducing such demand and the resultant rates. In particular, in recent years, China has been one of the world's fastest growing economies in terms of gross domestic product. Navios cannot assure that such growth will be sustained or that the Chinese economy will not experience a decline from current levels in the future. Navios' results of operations, as well as its future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry wide and decrease revenue and earnings for Navios.

Servicing debt could limit funds available for other purposes, such as working capital and the payment of dividends

Navios will use cash to pay the principal and interest on its debt. These payments limit funds otherwise available for working capital, capital expenditures and other purposes. As a result of these obligations, Navios' current liabilities now exceed its current assets. This limits the working capital available to grow the business. Navios may need to take on additional debt as it expands the Navios fleet, which could increase its ratio of debt to equity. The need to service its debt may limit funds available for other purposes, including distributing cash to its stockholders, and its inability to service debt could lead to acceleration of its debt and foreclosure on the Navios’ owned vessels.

The market values of Navios' vessels, which are at historically high levels, may decrease, which could cause it to breach covenants in its credit facility which could reduce earnings and revenues as a result of potential foreclosures

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry bulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel newbuildings;

•	governmental or other regulations; and

•	prevailing level of charter rates.

If the market values of Navios' owned vessels decrease, Navios may breach some of the covenants contained in the financing agreements relating to its indebtedness. If Navios does breach such covenants and is unable to remedy any relevant breach, its lenders could accelerate its debt and foreclose on the collateral, including Navios' vessels. Any loss of vessels would significantly decrease the ability of Navios to generate revenue and income. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, Navios would incur a loss that would reduce earnings.

Navios may employ vessels on the spot market and thus expose itself to risk of losses based on short term decreases in shipping rates

Navios periodically employs its vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term time charters provide income at pre-determined rates over more extended periods of time. There can be no assurance that Navios will be successful in keeping its vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market charter rates or the inability of Navios to fully employ its vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including Navios' profitability and cash flows, with the result that its ability to pay debt service and dividends could be impaired.

Maritime claimants could arrest Navios' vessels, which could interrupt its cash flow

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of Navios' vessels could interrupt its cash flow and require it to pay large sums of funds to have the arrest lifted. Navios is not currently aware of the existence of any such maritime lien on its vessels.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant's maritime lien and any ‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in Navios' fleet for claims relating to another ship in the fleet.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in earnings

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Navios' owned fleet is currently enrolled with Lloyd's Register of Shipping, the American Bureau of Shipping, Nippon Kaiji Kiokai and Bereau Veritas.

A vessel must undergo Annual Surveys, Intermediate Surveys and Special Surveys. In lieu of a Special Survey, a vessel's machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Navios' vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on Navios' revenues due to the loss of revenues from such vessel until it was able to trade again.

Navios is subject to environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state, and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, Navios cannot predict the ultimate cost of complying with such conventions, laws, and regulations, or the impact thereof on the resale price or useful life of Navios' vessels. Additional conventions, laws, and regulations may be adopted which could limit Navios' ability to do business or increase the cost of its doing business, which may materially adversely affect its operations, as well as the shipping industry generally. Navios is required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to its operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in Navios' owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

Although the United States is not a party thereto, many countries have ratified and follow the liability scheme adopted by the International Maritime Organization, or IMO, and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended, or the CLC, and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, a vessel's registered owner is strictly liable for pollution damage caused on the territorial waters of a contracting state by discharge of persistent oil, subject to certain defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC. The liability limits in the countries that have ratified this Protocol are currently approximately $4 million, plus approximately $566 per gross registered ton above 5,000 gross tons, with an approximate maximum of $80.5 million per vessel and an exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC where the spill is caused by the owner's actual fault or privity and, under the 1992 Protocol, where the spill is caused by the owner's intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.

Navios currently maintains, for each of its owned vessels, pollution liability coverage insurance in the amount of $1.0 billion per incident. If the damages from a catastrophic incident exceed this insurance coverage, it would severely hurt its cash flow and profitability and financial position.

The United States Oil Pollution Act of 1990, or OPA, established an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States' territorial sea and its 200 nautical mile exclusive economic zone.

Under OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels, including bunkers (fuel).

The European Union has introduced and is considering legislation that will affect the operation of vessels and the liability of owners for oil pollution. It is difficult to predict what legislation, if any, may be promulgated by the European Union or any other country or authority. Any such legislation could require significant expenditures to continue to operate vessels and such expenses could negatively impact cash flows and net income.

Navios is subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the US Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The US Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code. Navios will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures to ensure that its vessels attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on Navios' operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in revenues.

Governments could requisition Navios' vessels during a period of war or emergency, resulting in loss of revenues and earnings from such requisitioned vessels

A government could requisition title or seize Navios' vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition Navios' vessels for hire, which would result in the government's taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of Navios' vessels would have a substantial negative effect on Navios as Navios would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated Navios for the requisition.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage Navios' business reputation, which may in turn, lead to loss of business

The operation of ocean-going vessels entails certain inherent risks that may adversely affect Navios' business and reputation, including:

•	damage or destruction of vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase Navios' costs, as for example, the costs of replacing a vessel or cleaning up a spill or lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of Navios' vessels in a disaster or delays in delivery or damages or loss of cargo may harm its reputation as a safe and reliable vessel operator and cause it to lose business.

Certain of Navios' directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by Navios which may compete directly with Navios causing such persons to have a conflict of interest

Some of Navios' directors, officers and principal stockholders have an affiliation with entities that have similar business activities to those conducted by Navios. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals' affiliation with Navios. Although Navios does not prevent its directors, officers and principal stockholders from having such affiliations, Navios uses its best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. The officers and employee directors of Navios devote their full time and attention to the ongoing operations of Navios and the non-employee directors of Navios devote such time as is necessary and required to satisfy their duties as a director of a public company.

Trading and complementary hedging activities in freight, tonnage and Forward Freight Agreements (FFAs) subject it to trading risks and Navios may suffer trading losses that reduce earnings

Due to dry bulk shipping market volatility, success in this industry requires constant adjustment of the balance between chartering out vessels for long periods of time and trading them on a spot basis. For example, a long-term contract to charter a vessel might lock Navios into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. Navios seeks to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and forward freight agreements, or FFAs. However, there is no assurance that Navios will be able at all times to successfully protect itself from volatility in the shipping market. Navios may not successfully mitigate its risks, leaving it exposed to unprofitable contracts and may suffer trading losses that reduce earnings.

Navios is subject to certain credit risks with respect to its counterparties on contracts and failure of such counterparties to meet their obligations could cause it to suffer losses on such contracts decreasing revenues and earnings

Navios charters out its vessels to other parties, who pay Navios a daily rate of hire. Navios also enters into Contracts of Affreightment (COAs) pursuant to which Navios agrees to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, Navios enters into FFAs. Navios also enters into spot market voyage contracts, where Navios is paid a rate per ton to carry a specified cargo from point A to point B. All of these contracts subject Navios to counterparty credit risk. As a result, Navios is subject to credit risks at various levels, including with charterers, cargo interests, or terminal customers. If the counterparties fail to meet their obligations, Navios could suffer losses on such contracts which would decrease revenues and earnings.

Navios is subject to certain operating risks, including vessel breakdown or accident, that could result in a loss of revenue from the affected vessels leading to a reduction in revenues and earnings

Navios' exposure to operating risks of vessel breakdown and accidents mainly arises in the context of its 16 owned vessels. The rest of its core fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels reside with their head owners. If Navios pays hire on a chartered-in vessel at a lower rate than the rate of hire it receives from a sub-charterer to whom Navios has chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the head owner will, in all likelihood, result in Navios' loss of the positive spread between the two rates of hire. Although Navios will have in force a time charterer's interest policy to cover it against the loss of such spread through the sinking or other similar loss of a chartered-in vessel, Navios cannot assure you that it will be covered under all circumstances. In addition, Navios is party to long-term contracts with four commodity houses, ADM, Multigranos, Louis Dreyfus and Gargill that will cover a substantial portion of its silo capacity in the Uruguayan terminal for the next several years, and the loss of or a material change to such contracts could have an adverse effect on Navios' financial condition and results of operations. Breakdowns or accidents involving Navios' vessels and losses relating to chartered vessels which are not covered by their insurance would result in a loss of revenue from the affected vessels leading to a reduction in revenues and earnings.

Although Navios has longstanding relationships with certain Japanese shipowners who provide it access to very competitive contracts, Navios cannot assure you that it will always be able to maintain such relationships or that such contracts will continue to be available in the future

Navios has long-standing relationships with certain Japanese shipowners that give it access to time charters that are currently at very competitive rates and which, in some cases, include options to purchase the vessels at attractive prices relative to the current market. Although Navios has no indication that it may not have such access in the future, Navios cannot assure you that it will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

Navios may require additional financing for exercise of vessel purchase options which could dilute existing stockholders

In the future, Navios may be required to make substantial cash outlays to exercise options to acquire vessels and it will need additional financing to cover all or a portion of the purchase prices. Navios intends to cover the cost of exercising such options with new debt collateralized by the vessels to be acquired, but there can be no assurance that Navios will generate sufficient cash or that debt financing will be available. Moreover, the covenants in Navios' senior secured credit facility may make it more difficult to obtain such financing by imposing restrictions on what Navios can offer as collateral. Additional financings, if any, through the issuance of securities would dilute existing stockholders.

Navios expects to grow its fleet which could increase expenses and losses

Navios expects to grow its fleet, either through sales and purchases or the increase of the number of chartered vessels. The addition of these vessels to the Navios fleet will impose significant additional responsibilities on its management and staff, and may require it to increase the number of its personnel. Navios will also have to increase its customer base to provide continued employment for the new vessels. Navios' growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with Navios' existing operations;

•	enhancing its customer base;

•	managing its expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. Navios cannot give any assurance that it will be successful in executing its growth plans or that it will not incur significant expenses and losses in connection therewith.

As Navios expands its business, Navios will need to improve its operations and financial systems, staff, and crew; if it cannot improve these systems or recruit suitable employees, it may not effectively control its operations

Navios' initial operating and financial systems may not be adequate as it implements its plan to expand, and its attempts to improve these systems may be ineffective. If Navios is unable to operate its financial and operations systems effectively or to recruit suitable employees as it expands its operations, it may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is the case that it is harder to oversee a sizable operation than a small one and, accordingly, more likely that errors will occur as operations grow and that additional management infrastructure and systems will be required to attempt to avoid such errors.

Vessels may suffer damage and Navios may face unexpected drydocking costs, which could affect its cash flow and financial condition

If Navios' owned vessels suffer damage, they may need to be repaired at Navios' cost at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. Navios may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease its revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time.

The shipping industry has inherent operational risks that may not be adequately covered by Navios' insurance

Navios has insurance for its fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance). Navios can give no assurance that it will be adequately insured against all risks or that its insurers will pay a particular claim. Even if its insurance coverage is adequate to cover its losses, Navios may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, Navios may not be able to obtain adequate insurance coverage at reasonable rates for its fleet. Navios may also be subject to calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the protection and indemnity associations through which Navios receives indemnity insurance coverage for tort liability. Navios' insurance policies also contain deductibles, limitations and exclusions which, although management believes are standard in the shipping industry, may nevertheless increase its costs.

Navios' loan agreement contains restrictive covenants that may limit its liquidity and corporate activities

Navios' loan agreements impose on Navios certain operating and financial restrictions. These restrictions may limit Navios' ability to:

•	incur additional indebtedness;

•	create liens on its assets;

•	make investments;

•	engage in mergers or acquisitions;

•	pay dividends;

•	make capital expenditures;

•	change the management of its vessels or terminate or materially amend the management agreements Navios has relating to each vessel; and

•	sell any of Navios' vessels.

Therefore, Navios will need to seek permission from its lender in order to engage in some corporate actions. Navios' lender's interests may be different from those of Navios, and Navios cannot guarantee that it will be able to obtain its lender's permission when needed. This may prevent Navios from taking actions that are in its best interest.

Navios' loan agreement imposes certain conditions on the payment of dividends

Navios is party to a senior secured credit facility with an institutional lender, HSH Nordbank AG for the purpose to finance the Navios acquisition by ISE, the acquisition of four panamax vessels and of the acquisition of vessels through the exercise of options. The terms of the new credit facility contain a number of financial covenants and general covenants that require Navios, among other things, to maintain a certain solvency ratio and minimum equity amounts. Navios may not be permitted to pay dividends under the new credit facility in excess of certain amounts or if it is in default of any of these loan covenants.

Because Navios generates all of its revenues in US dollars but incurs a portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses thereby increasing expenses and reducing income

Navios engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, Navios’ wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas Navios’ wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are US dollar denominated. In 2005 approximately 6% of Navios expenses were incurred in currencies other than US dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the US dollar falls in value can increase, decreasing Navios' income. For example, in the year ended 2005, the value of the US dollar declined by approximately 13% as compared to the Euro. Navios, as part of its overall risk management policy, attempts to hedge these risks in exchange rate fluctuations. Navios may not always be successful in such hedging activities and, as a result, its operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Navios' operations expose it to global political risks, such as wars and political instability, that may interfere with the operation of its vessels causing a decrease in revenues from such vessels

Navios is an international company and primarily conducts its operations outside the United States. Changing economic, political and governmental conditions in the countries where Navios is engaged in business or where its vessels are registered will affect it. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and Navios' vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues and earnings. In addition, future hostilities or other political instability in regions where Navios' vessels trade could affect its trade patterns and adversely affect its operations by causing delays in shipping on certain routes or making shipping impossible on such routes and thereby causing a decrease in revenues and earnings.

Navios is incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law

Navios' corporate affairs are governed by its amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. While the BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our public stockholders may have more difficulty in protecting their interests in the face of actions by the management, directors or controlling shareholders than would shareholders of a corporation incorporated in the State of Delaware.

Navios, and certain of its officers and directors, may be difficult to serve with process as Navios is incorporated in the Republic of the Marshall Islands and such persons may reside outside of the US

Navios is a corporation organized under the laws of the Republic of the Marshall Islands. Several of our directors and officers are residents of Greece or other non-US jurisdictions. Substantial portions of the assets of these persons and of Navios are located in the Republic of the Marshall Islands, Greece or other non-US jurisdictions. Thus, it may not be possible for investors to affect service of process upon Navios, or its non-US directors or officers or to enforce any judgment obtained against these persons in US courts. Also, it may not be possible to enforce US securities laws or judgments obtained in US courts against these persons in a non-US jurisdiction.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934 (the ‘‘Exchange Act’’). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the ﬁling with the Commission of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to ﬁle public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any ‘‘short-swing’’ trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Item 4.	Information on the Company

A.    History and Development of the Company

The Company's head office and principal place of business is located at 85 Akti Miouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. The Company is incorporated under the laws of the Republic of Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as the Company's agent for service of process and the Corporation's registered address and telephone number, as well as address and telephone number of its agent for service of process, is Trust Company Complex, Ajeltake Island, P.O. Box 1405, Majuro, Marshall Islands MH96960.

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered as the acquirer. During 2003, Nautilus changed its name to Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. The Company reports to the Security Exchange Commission under the rules of Foreign Private Issuers.

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements ‘‘FFAs’’ and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company's reported results from operations on a period-to-period basis.

To the knowledge of management of the Company, there have been no indications of any public takeover offers by third parties in respect of its shares or by the Company in respect of other companies' shares during the fiscal years 2005 and 2006.

For information concerning the Company's capital expenditures and methods of financing, see ‘‘Operating and Financial Review and Prospects.’’

B.    Business overview

Introduction

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, shipowners, and charterers and, more recently, acquired an in-house technical ship management expertise. Navios' core fleet, the average age of which is approximately 4.4 years, consists of a total of 32 vessels, aggregating approximately 2.1 million deadweight tons or dwt. Navios owns ten modern Ultra-Handymax (50,000-55,000 dwt) and six Panamax (70,000-83,000 dwt) vessels and operates 16 Panamax (70,000-83,000 dwt) and Ultra-Handymax (50,000-55,000 dwt) vessels under long-term time charters, nine of which are currently in operation, with the remaining seven scheduled for delivery on various dates up to May 2008. Navios has options, many of which are ‘‘in the money’’, to acquire nine of the 16 time chartered vessels. The owned vessels have a substantial net asset value, and the vessels controlled under charters are at rates below the current market. Operationally, Navios has, at various times over the last three years, deployed over 50 vessels at any one time, including its core fleet.

Navios also owns and operates the largest bulk transfer and storage port facility in Uruguay. While a relatively small portion of Navios' overall enterprise, management believes that this terminal is a stable business with strong growth and integration prospects.

Navios' strategy and business model involves the following:

•	Operation of a high quality, modern fleet. Navios owns and charters in a modern, high quality fleet, having an average age of approximately 4.4 years, that provides numerous operational advantages, including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure;

•	Pursue an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 2.1 million dwt in dry bulk tonnage, making Navios one of the largest independent dry bulk operators in the world. Navios' ability, through its longstanding relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on nine of the 16 time chartered vessels (including those to be delivered) permits Navios to determine when is the most commercially opportune time to own or charter-in vessels. Navios intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels;

•	Capitalize on Navios' established reputation. Navios believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to several times the capacity of its core fleet, as well as, obtain access to cargo freight opportunities through Contracts of Affreightment (‘‘COA’’) arrangements not readily available to other industry participants. This reputation has also enabled Navios to obtain favorable vessel acquisition terms, as reflected in the purchase options contained in many of its long-term charters, which are superior to the prevailing purchase prices in the open vessel sale and purchase market;

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, generate profit from, such volatility;

•	Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.6%, Navios believes that it has one of the highest fleet utilization rates in the industry.

•	Maintain customer focus and reputation for service and safety. Navios is recognized by its customers for high quality of its service and safety record. Navios' high standards for performance, reliability, and safety provide Navios with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the shipowner being responsible for operating costs and the charterer for voyage costs; and

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages.

In addition, Navios attempts, through selecting COAs on what would normally be backhaul or ballast legs, to enhance vessel utilization and, hence, profitability. The cargoes are in such cases used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This reduces ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios is one of relatively few major owners and operators of this type in the dry bulk market, and it is one of the most experienced. In recent years, it has further raised the commercial sophistication of its business model by using market intelligence derived from its risk management operations and, specifically, its freight derivatives hedging desk, to make more informed decisions in the management of its fleet.

Competitive Advantages

Controlling approximately 2.1 million dwt in dry bulk tonnage, Navios is one of the largest independent dry bulk operators in the world. Management believes that Navios occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium, or long- term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios' fleet were brought to the attention of Navios prior to their ever being quoted in the open market. Even in the open market, Navios' solid reputation allows it, on very short notice, to take in large amounts of tonnage on a short, medium, or long-term basis. This ability is possessed by relatively few shipowners and operators, and is a direct consequence of Navios' market reputation for reliability in the performance of its obligations in each of its roles as a shipowner, COA operator, and charterer. Navios, therefore, has much greater flexibility than a traditional shipowner or charterer to quickly go ‘‘long’’ or ‘‘short’’ relative to the dry bulk markets.

Navios' long involvement and reputation for reliability in the Asian region have also allowed the company to develop its privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios obtains relatively low-cost, long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios has access to opportunities not readily available to most other industry participants who lack Navios' brand recognition, credibility, and track record.

In addition to its superior and long-standing reputation and flexible business model, management believes that Navios is well positioned in the dry bulk market on the basis of the following factors:

•	A high quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered in (through 2017, assuming all available charter extension periods are exercised) on attractive terms (based mostly on prices locked-in before the upswing in rates began in late 2003) that allow Navios to charter-out the vessels at a considerable spread during strong markets and to weather down cycles in the market while maintaining low operating expenses;

•	Strong cash flows from creditworthy counterparties;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios with an entrée to future attractive long-term time charters on newbuildings with valuable purchase options; and

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in Uruguay.

Management intends to maintain and build on this qualitative advantage, while at the same time continuing to benefit from Navios' favorable reputation and capacity position.

Shipping Operations

Navios' Fleet.    Navios operates a core fleet of vessels that represents an accumulation of embedded value in today’s and historically strong dry bulk market relative to the long-term historical average. This fleet is comprised of ten modern owned Ultra-Handymax and six owned Panamax vessels and 16 Ultra-Handymax and Panamax vessels (nine of which have purchase options that are ‘‘in the money’’) chartered in at rates well below the market.

Owned Fleet.    Navios owns a fleet of ten modern Ultra-Handymax and six Panamax vessels whose technical specifications and youth distinguish them in a market where approximately 25% of the dry bulk world fleet is composed of 20+ year-old ships. With an average age of approximately 5.6 years, the owned vessels have a substantial net asset value.

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,135
Navios Felicity	Panamax	1997	73,857
Navios Magellan	Panamax	2000	74,333
Navios Galaxy I	Panamax	2001	74,195
Navios Alegria	Panamax	2004	76,466

Six of the owned Ultra Handymax vessels are substantially identical sister vessels (they were all built at the Sanoyas Shipyard in Japan) and, as a result, Navios has built-in economies of scale with respect to technical ship management. Further, they have been built to technical specifications that far exceed those of comparable tonnage in the marketplace today.

Four of the ten Ultra Handymax vessels each have five cranes (which is more than the industry standard), allowing for increased loading and discharging rates, thereby increasing the efficiency of vessel operations.

All owned Ultra Handymax vessels are equipped with cranes that have 30 and 35 metric tons of lifting capacity, allowing for lifting of different types of heavy cargoes, thereby increasing the vessels' trading flexibility and efficiency.

Six of the ten Ultra Handymax owned vessels have CO2 fittings throughout all cargo holds, allowing for the loading of a variety of special cargoes (such as timber and wood pulp), thereby enhancing the potential trading routes and profitability of the vessels.

Six of the ten Ultra Handymax vessels each have the tank top strengths in all holds are of 24mt/m2, also allowing for the carriage of heavy cargoes.

Long Term Fleet.    In addition to the currently 16 owned vessels, Navios operates a fleet of 16 Panamax (68,000-83,000 dwt) and Ultra-Handymax (50,000-55,000 dwt) vessels under long-term time charters, having an average age of approximately two years. Of the 16 chartered vessels, nine are currently in operation and seven are scheduled for delivery at various times up to May 2008, as set forth in the following table:

Vessel Name	Deadweight (in metric tons)	Delivery Date of Vessel	Time Charter Period	Purchase Option
ULTRA HANDYMAXES
Navios Vector	50,296	October 17, 2002	5 years + 3 years option	No
Navios Astra	53,400	May 19, 2006	7 years + 2 years option	Yes
Navios TBN	53,500	2007	5 years + 3 years option	Yes
Navios TBN	55,100	2008	7 years + 2 years option	No
PANAMAXES
Navios Star	76,662	April 15, 2002	5 years + 3 years option	Yes
Navios Cielo	75,834	June 12, 2003	5 years + 2 years option	No
Navios Hyperion	75,500	February 10, 2004	5 years + 2 years option	Yes
Navios Orbiter	76,602	February 8, 2004	5 years + 3 years option	Yes
Navios Aurora	75,200	June 26, 2005	5 years + 3 years option	Yes
Navios Orion	76,000	January 11, 2005	5 years + 3 years option	No
Navios Titan	82,936	November 9, 2005	5 years + 3 years option	No
Navios Altair	82,300	September, 2006	5 years + 3 years option	No
Navios Sagittarius	75,500	November, 2006	7 years	Yes
Navios TBN	82,000	2007	7 years + 2 years option	Yes
Navios TBN	75,200	2007	7 years	No
Navios TBN	76,500	2008	7 years + 2 years option	Yes

Many of Navios' current long-term chartered-in vessels are chartered from shipowners with whom Navios has long-standing relationships. Navios pays these shipowners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios a daily rate of hire. Navios also enters into COAs pursuant to which Navios has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios enters into spot market voyage contracts, where Navios is paid a rate per ton to carry a specified cargo from point A to point B.

The long-term chartered vessels are chartered-in at rates below the market, allowing Navios to charter-out those vessels at a significant spread over the daily hire it pays for the vessels to their owners. Navios can take advantage of options it has to extend the period of its long-term charters, maintaining low charter-in rates and, thus, lower overall operational expenses. Navios also has the ability to exercise its purchase options, many of which are ‘‘in the money’’, with respect to nine of the 16 chartered-in vessels.

Short Term Fleet.    Navios' ‘‘short term fleet’’ is comprised of Panamax and Handymax vessels chartered-in for duration of less than 12 months. The number of short-term charters varies from time to time.

Exercise of Vessel Purchase Options

During September, October and November 2005, Navios gave notice, to the lessors of four Ultra-Handymax vessels and two Panamax vessels, of its intention to exercise the options to purchase the vessels for an agreed value of approximately $20 million each. The first of these vessels, the Navios Meridian, was delivered on November 30, 2005, the second, the Navios Mercator was delivered on December 30, 2005, the third, the Navios Arc, was delivered on February 10, 2006, the fourth, the Navios Galaxy I, was delivered on March 23, 2006 the fifth, the Navios Magellan, was delivered on March 24, 2006 and the sixth vessel, the Navios Horizon, was delivered on April 10, 2006.

The option exercise prices on these vessels are substantially below the prices that would be required to purchase vessels of similar types and ages. The aggregate cash outlay of the six vessels amounts to approximately $115 million. The purchases are financed by HSH Nordbank AG under a senior secured credit facility agreement dated December 21, 2005.

By the exercise of such options as contemplated, charter-in expenses should decrease as a percentage of revenues, but Navios would also expect to incur additional operating expenses,

depreciation and interest charges associated with the vessels. However, exercising the options is anticipated to have a favourable impact on EBITDA.

Management and Operation of the Fleet.    Navios' commercial ship management is conducted out of its South Norwalk, Connecticut office. All vessel operations and the technical management of the owned vessels are conducted out of its Piraeus, Greece office. The financial risk management related to the operation of its fleet is conducted through both its South Norwalk and Piraeus offices, as explained more fully below.

Commercial Ship Management.    Commercial management of Navios' fleet involves identifying and negotiating charter party employment for the vessels. Navios uses the services of a related party, Acropolis Chartering & Shipping Inc., based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers and propose charters to Navios for cargoes suitable for carriage by Navios' vessels. Navios' then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management.    Navios provides, through its subsidiary, Navios ShipManagement Inc, technical ship management and maintenance services to its owned vessels. Based in Piraeus, Greece, the operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance and repairs and drydocking.

Operations.    The operations department, which is located in Greece, supervises the post-fixture business of the vessels in Navios' fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled. The operations department also sends superintendents to the vessels to supervise the loading and discharging of cargoes when necessary to minimize time spent in port. The operations department also generally deals with all matters arising in relation to the daily operations of Navios' fleet that are not covered by Navios' other departments.

Financial Risk Management.    Navios actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the executive management.

•	Freight Rate Risk. Navios uses FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios enters into these FFAs through over-the-counter transactions and over NOS ASA, a Norwegian clearing house or other clearing houses. Navios' FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the company's commercial ship management strategy and policies.

•	Credit Risk. Navios closely monitors its credit exposure to charterers, counter-parties and FFAs. Navios has established policies designed to ensure that contracts are entered into with counter-parties that have appropriate credit histories. Counter-parties and cash transactions are limited to high credit quality financial institutions. Most importantly, Navios has strict guidelines and policies that limit the amount of credit exposure.

•	Interest Rate Risk. Navios uses interest rate swap agreements to reduce exposure to fluctuations in interest rates. Specifically, the company enters into interest rate swap contracts that entitle it to receive interest at floating rates on principal amounts and oblige it to pay interest at fixed rates on the same amounts. Thus, these instruments allow Navios to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios that may be set off against interest expense, they may also result in losses, which would increase financing costs.

•	Foreign Exchange Risk. Although Navios' revenues are dollar-based, 2.7% of its expenses related to its port operations are in Uruguayan pesos and 2.4% of its expenses related to operation of its Piraeus office are in Euros. Navios monitors its Euro and Pesos exposure against long term currency forecasts and enters into foreign currency contracts when considered appropriate.

Port and Terminal Operations

Overview.    Navios owns and operates the largest bulk transfer and storage port terminal in Uruguay, one of the most efficient and prominent operations of its kind in South America. Situated in an international tax free trade zone in the port of Nueva Palmira at the confluence of the Parana and Uruguay rivers, the terminal operates 24 hours per day, seven days per week, and is ideally located to provide customers, consisting primarily of leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region of Argentina, Bolivia, Brazil, Paraguay, and Uruguay.

Navios has had a lease with the Republic of Uruguay dating back to the 1950's for the land on which it operates. The lease has been extended and now expires in 2025, and may be extended for an additional 20 years at Navios' option. Navios believes the terms of the lease reflect Navios' very high-level relationships within the Republic of Uruguay. Additionally, since the Navios terminal is located in the Nueva Palmira Tax Free Zone, foreign commodities moving through the terminal is free of Uruguayan taxes. Certificates of deposit are also obtainable for commodity entering into the station facility.

There is also considerable scope for further expansion of this bulk terminal operation in Uruguay. After completion in September 2005 of Navios' latest expansion of its storage capacity through the construction of its largest grain silo, Navios' terminal port has approximately 11 acres of available river front land for future development. The increased flow of commodity products through the Nueva Palmira port has allowed Navios to steadily increase throughput. Navios is considering further expansion, as existing and new customers are increasingly demanding long-term terminal transfer and storage services. On this basis Navios intends to build a South American logistics business by acquiring and building assets complementary to its port terminal and storage facilities thus expanding the capabilities of its existing port terminal and storage facilities. Navios’ initial focus will be on the area extending from Brazil to Uruguay on the Paraguay and Parana rivers, considering the region’s growing agricultural and mineral exports, the cost effectiveness of river transport as compared to available alternatives and its existing transportation infrastructure.

Although one of the smaller countries in South America, Uruguay is regarded as one of the most stable countries in the continent. The population is almost 100% literate, with a large middle class and a well-established democracy. The banking system is modern and efficient by international standards.

Port Infrastructure.    The port terminal stands out in the region because of its sophisticated design, efficiency, and multimodal operations. The Navios port terminal has specially designed storage facilities and conveying systems that provide tremendous flexibility in cargo movements that help to avoid delays to trucks, vessels and barge convoys. The port terminal offers 270,400 tons of clean and secure grain silo capacity. With ten silos (some with internal separations) available for storage, customers are assured their commodities will be naturally separated. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.

The port terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum permitted draft of the Martin Garcia Bar and Mitre Canal. The dock has three new ship loaders capable of loading vessels at rates of up to 20,000 tons per day, depending on commodity. The inner face of this dock is equipped for discharging barge convoys. The secondary inner dock measures 170 meters long and is dedicated to the discharge of barge convoys. This activity is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. Fixed duty cycle cranes located on each dock carry out the discharging of barge convoys. The process is optimized through the selection of the most appropriate size and type of buckets according to the commodity to be discharged.

Port Operation.    The commodities most frequently handled include grain and grain by-products, as well as some ores, sugar, and salt. The port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in its own modern silos for later shipment.

Dedicated professionals operate the port terminal, taking pride in the quality of service and responsiveness to customer requirements. Management is attentive to commodity storage conditions seeking to maintain customer commodity separation at all times and minimize handling losses. The port terminal operates 24 hours/day, seven days/week, to provide barge and ship traffic with safe and fast turnarounds. The ability to conduct multiple operations simultaneously involving ocean vessels, barges, trucks, and grain silos further enables the port terminal to efficiently service customers' needs.

The Navios port terminal is also unique in its pricing policy by using a fixed fee structure to charge its clients. Other regional competitors charge clients a complicated fee structure, with many variable add-on charges. Navios' pricing policy provides clients with a transparent, comprehensive, and hassle-free quote that has been extremely well received by port patrons. The Uruguay port terminal operations present the additional advantage of generating revenue in US dollars, whereas the majority of its costs are in local currency.

Future Growth.    The development of South American grain markets dates back to President Carter's embargo of grain against the Soviet Union in 1979. As a result of that decision, the USSR took steps to secure grain supplies from sources outside North America. By 1981, Argentina had become a significant grain exporter to the USSR, and Brazil quickly followed. The intervening decade saw the development of grain exports markets from these two countries as successive local governments recognized the significant benefits of US dollar income. In the 1990s, Paraguay began to export small quantities of grain and, more recently, Bolivia has expanded its grain exports; the significance of grain exports from these two countries is that both are land-locked. The table below highlights the gradual development of export volumes through the Navios facility in Nueva Palmira, and Navios believes this growth will continue as both countries continue to drive for larger hard currency income.

Navios Uruguay Annual Throughput Volumes

Navios is currently in negotiations with significant existing and new customers, who have expressed high levels of interest in entering in long-term business relationships with the company based on the growing Uruguay grain market.

Navios Uruguay Export Market.    Over the past few years, Uruguay has begun to develop its grain exports that, historically, were very small because land was allocated to cattle and sheep farming. The rapid rise in Uruguayan exports is apparent from the chart below. Most importantly for the Navios port terminal, the natural growth area for grain in Uruguay is in the western region of the country on land that is located in close proximity to Nueva Palmira.

Uruguay Grain Exports

Source: Uruguayan Farm Cooperative (as of December 31, 2005)

In 2004, Navios completed construction of four new cylindrical silos designed specifically to receive Uruguayan commodities. Before these silos had been completed, local exporters had booked their total capacity for a period of three years. This was the first time in the terminal's history that additional silo capacity was booked before completion of construction. As a result of yet further significant new customer demand from companies such as Cargill, Bunge, and Louis Dreyfus, as well as from a number of smaller local grain merchandisers, Navios constructed a new 75,000 ton silo that is the largest in Uruguay and was completed in September 2005. This additional silo added approximately 35% to the terminal's existing storage capacity and is serving the increased exports of Uruguayan soybeans. The total investment for this project included the new silo, as well as two new truck un-loaders, and new truck weigh scales. Of traditional horizontal, concrete construction, the silo design incorporated wall separations, mechanical air ventilation systems as well as a sensitive temperature monitoring equipment.

Customers

Fleet

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. The charterers for Navios' core fleet come from leading enterprises that mainly carry iron ore, coal, and grain cargoes. Navios' assessment of a charterer's financial condition and reliability is an important factor in negotiating employment of its vessels. Navios generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Navios' customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as Cargill International SA, COSCO Bulk Carriers Ltd., Dampskipsskelskapet Norden, Glencore International A.G., Furness Withy Pty. Ltd., Louis Dreyfus Corp., Mitsui O.S.K. Lines Ltd., Rudolf A. Oetker, Sinochart and Taiwan Maritime Transportation Corp. During the year ended December 31, 2005, for both the successor and predecessor periods, none of such customers accounted for more than 10% of revenues, except for Dampskipsskelskapet Norden and Mitsui O.S.K. Lines Ltd. that accounted for 14.8% and 11.9% of revenues, respectively. During the year ended December 31, 2004, none of such customers accounted for more than 10% of revenues, with the exception of Taiwan Maritime Transportation Corp. that accounted for 15.92% of revenues. During 2003, none of Navios' customers or counterparties accounted for more than 10% of Navios' total revenues, with the exception of Cargill International S.A. that accounted for 29.4%.

Port Terminal

Navios' port terminal at Nueva Palmira, Uruguay conducts business with customers engaged in the international sales of agricultural commodities, which book portions of the port terminal's silo capacity and transship cargoes through the terminal. In 2005, the two largest customers of the port terminal were Agrograin SA, a subsidiary of the Archer Daniels Midland group, which accounted for 40.4% of the port terminal's revenue, and Multigranos SA which accounted for 14.7% of the port terminal’s revenue. These two customers were also the largest two sources of revenue for the port terminal in 2004 accounting for the following respective percentages of its total revenues in that year: Agrograin SA (46.4%) and Multigranos (14.1%).

Competition

The dry bulk shipping markets are extensive, diversiﬁed, competitive, and highly fragmented, divided among approximately 1,500 independent drybulk carrier owners. The world’s active drybulk ﬂeet consists of approximately 6,239 vessels, aggregating some 349.8 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owners/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only three companies have fleets of 100 vessels or more: the Chinese Government (directly and through China Ocean Shipping and China Shipping Group) and the two largest Japanese shipping companies, Mitsui OSK Lines and Nippon Yusen Kaisha. There are no more than 30 owners with fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of ﬂeet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a ﬂeet many times the size of their owned tonnage. Navios is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis-Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

Governmental and Other Regulations

Governmental Regulation.    Government regulation significantly affects the ownership and operation of vessels. These regulations include international conventions, national, state, and local laws, and regulations in force in the countries in which vessels may operate or are registered. A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include the local port authorities (US Coast Guard, harbor master or equivalent), classification societies, flag state administration (country of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators, and charterers is leading to greater inspection and safety requirements on all vessels, and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with United States and international regulations.

Environmental Regulations.    The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships, which was ratified on May 18, 2004, and became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

Under the International Safety Management Code, or ISM Code, effective since July 1998, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Security Regulations.     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS, Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The United States Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-US vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel's compliance with SOLAS security requirements and the ISPS Code.

Inspection by Classification Societies.    Every sea going vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery, including the electrical plant, and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship's hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging to determine the thickness of the steel structures. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel's integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

General.    The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the United States market. While management believes that Navios’ present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that Navios will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances.    Navios has marine hull and machinery and war risk insurance, which includes the risk of actual or constructive total loss, for all of the 16 owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible for the hull and machinery insurance in amounts ranging from $75,000 to $100,000. There are no deductibles for the war risk insurance. Navios has also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, Navios will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under insurance.

Protection and Indemnity Insurance.    Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers Navios’ third party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, to wing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Subject to the ‘‘capping’’ discussed below, Navios’ coverage, except for pollution, is unlimited. Navios’ current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 14 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, Navios is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and return. Thus, stated simply, one may charter part of a ﬂeet as opposed to owning the entire ﬂeet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by Navios are fully employed.

Navios manages risk through a number of strategies, including vessel control strategies (chartering and ownership) freight carriage and FFA trading. Navios vessel control strategies include seeking the appropriate mix of owned vessels, long and short-term chartered in vessels, coupled with purchase options, when available, and spot charters. Navios also enters into COAs, which gives Navios, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. Navios’ FFA trading strategies include taking economic hedges to manage and mitigate risk on vessels that are on hire or coming off hire to protect against the risk of movement in freight market rates.

Legal Proceedings

Navios is not involved in any legal proceedings which may have a significant effect on its business, financial position, and results of operations or liquidity. From time to time, Navios may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charter party disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Crewing and Shore Employees

Navios crews its vessels primarily with Greek officers, Filipino officers, Ukrainian officers and seamen. Navios’ ﬂeet manager is responsible for selecting its Greek officers, which are hired by Navios’ vessel owning subsidiaries. Navios’ Filipino officers and seamen are referred to Navios’ ﬂeet manager by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios’ Ukrainian officers and seamen are referred to Navios’ ﬂeet manager by Elvictor Management LTD, an independent crewing agent. Navios’ Georgian officers and seaman are referred to Navios’ ﬂeet manager by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

With respect to shore side employees, Navios employs 18 employees in its South Norwalk, Connecticut office, 29 in its Piraeus, Greece office, and four employees in its Montevideo office, with an additional 79 employees working at the port facility in Nueva Palmira.

Facilities

Navios currently leases the following properties:

•	Navios Corporation has leased approximately 12,458 square feet of space at 20 Marshall Street, South Norwalk, CT, 06820 under a lease that expires on May 15, 2011. Navios has sublet approximately 1,394 square feet of space to Healy & Baillie, LLP, under a sub-lease that expires on May 15, 2011.

•	Navios ShipManagement Inc. and Navios Corporation has leased approximately 2,034.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, under a lease that expires in 2017

•	Corporación Navios Sociedad Anonima leases the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. This lease is between Uruguayan National Authority of Free Zones and Corporación Navios Sociedad Anonima, which expires on November 29, 2025, with an option to extend for another 20 years.

Corporación Navios Sociedad Anonima owns the premises from which it operates in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

C.    Organizational structure

Navios maintains offices in Piraeus, Greece, Norwalk, Connecticut and Montevideo, Uruguay. Navios' corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries (out of South Norwalk and Piraeus, respectively), while the ownership and technical management of Navios' owned vessels are conducted through Navios Maritime Holdings Inc. and its wholly-owned subsidiaries (out of Piraeus). Navios owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, Corporación Navios Sociedad Anonima, or CNSA. All of Navios' subsidiaries are wholly-owned, except for Acropolis Chartering & Shipping Inc., a charter broker that acts on behalf of both Navios and third parties and of which Navios owns 50% of the outstanding equity. The remaining 50% equity of Acropolis is owned by Mr. Stavros Liaros, Acropolis's Chief Executive Officer and a resident of Piraeus, Greece. The chart below sets forth Navios' current corporate structure following the acquisition and reincorporation (all corporations are domiciled in the Republic of the Marshall Islands, except for Acropolis, which is a Liberian corporation, CNSA, which is a Uruguayan company and Hestia Shipping Ltd, which is a Maltese corporation):

Company Name	Nature	Vessel Name	Country of Incorporation
Navios Maritime Holdings Inc.	Holding Company	—	Marshall Is.
Navios Corporation	Sub-Holding Company	—	Marshall Is.
Navios International Inc.	Operating Company	—	Marshall Is.
Navimax Corporation	Operating Company	—	Marshall Is.
Navios Handybulk Inc.	Operating Company	—	Marshall Is.
Corporation Navios SA	Operating Company	—	Uruguay
Hestia Shipping Ltd.	Operating Company	—	Malta
Anemos Maritime Holdings	Sub-Holding Company	—	Marshall Is.
Navios Shipmanagement Inc.	Management Company	—	Marshall Is.
Achilles Shipping Corporation	Ship owning Company	Navios Achilles	Marshall Is.
Apollon Shipping Corporation	Ship owning Company	Navios Apollon	Marshall Is.
Herakles Shipping Corporation	Ship owning Company	Navios Herakles	Marshall Is.
Hios Shipping Corporation	Ship owning Company	Navios Hios	Marshall Is.
Ionian Shipping Corporation	Ship owning Company	Navios Ionian	Marshall Is.
Kypros Shipping Corporation	Ship owning Company	Navios Kypros	Marshall Is.
Meridian Shipping Enterprises Inc.	Ship owning Company	Navios Meridian	Marshall Is.
Mercator Shipping Corporation	Ship owning Company	Navios Mercator	Marshall Is.
Libra Shipping Enterprises Corp.	Ship owning Company	Navios Libra II	Marshall Is.
Alegria Shipping Corporation	Ship owning Company	Navios Alegria	Marshall Is.
Felicity Shipping Corporation	Ship owning Company	Navios Felicity	Marshall Is.
Gemini Shipping Corporation	Ship owning Company	Navios Gemini (ii)	Marshall Is.
Arc Shipping Corporation	Ship owning Company	Navios Arc (iii)	Marshall Is.
Galaxy Shipping Corporation	Ship owning Company	Navios Galaxy I (iv)	Marshall Is.
Horizon Shipping Enterprises Corporation	Ship owning Company	Navios Horizon (iv)	Marshall Is.
Magellan Shipping Corporation	Ship owning Company	Navios Magellan (iv)	Marshall Is.
Acropolis Chartering & Shipping Inc. (i)	Brokerage Company	—	Liberia

(i)	The company is 50% owned by Navios and is accounted for on the equity basis.

(ii)	The vessel was acquired on January 5, 2006 (Note 23)

(iii)	The vessel was acquired on February 10, 2006 (Note 23)

(iv)	Navios Galaxy I, Navios Magellan and Navios Horizon were delivered on March 23, 2006, March 24, 2006 and April 10, 2006 (Note 24 to the December 31, 2005 consolidated financial statements) respectively.

D.    Property, plants and equipment

Our only material property is the owned vessels and the port terminal facilities in Uruguay. See Item 4.B above.

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

The following is a discussion of Navios Maritime Holdings Inc. as ‘‘Successor’’ to and as ‘‘Predecessor’’ of the acquisition / reincorporation discussed in the following paragraphs and in Note 3 to the Consolidated Financial Statements as of December 31, 2005, for the period from August 26, 2005 to December 31, 2005 and for the period from January 1, 2005 to August 25, 2005. Also following is a discussion of the Predecessor’s company financial condition and results of operations for the fiscal years ended December 31, 2004 and 2003. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above which are included in this document.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios'

current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are changes in any of the following: (i) charter demand and/or charter rates, (ii) production or demand for the types of dry bulk products that are transported by Navios' vessels, (iii) operating costs including but not limited to changes in crew salaries, insurance, provisions, repairs, maintenance and overhead expenses, or (iv) changes in interest rates.

Overview

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of its common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name continued to be Navios. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company.

This transaction was recorded in two steps. In step one, ISE recorded the $594.4 million total cash purchase price, plus $14.2 million in allocable transaction costs, by allocating such cost to the assets acquired in accordance with their fair market value on the acquisition date. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. In step two, which immediately followed, ISE effected a ‘‘downstream merger’’ with and into Navios. The assets and liabilities of ISE (which reflected the acquisition of Navios) became the assets and liabilities of Navios. The stockholders' equity of ISE became the stockholders' equity of Navios. The results of operations of Navios to August 25, 2005 are labeled as ‘‘Predecessor’’ and remain as historically reported. The results of operations from August 26, 2005 forward are labeled as ‘‘Successor'‘‘ and reflect the combined operations of Navios and ISE. The Stock Purchase Agreement required a purchase price adjustment based on an EBITDA target for the period January 1, 2005 to August 31, 2005. The $594.4 million cash purchase price reflects a preliminary price adjustment based on an EBITDA target included in the contract and was adjusted by approximately $0.6 million based on a final calculation agreed between the parties, which amount was paid before December 31, 2005.

Approximately $412.0 million of the purchase price was financed from a $514.4 million senior secured credit facility, entered into on July 12, 2005 and funded on August 25, 2005, with HSH Nordbank AG. The senior secured credit facility was assumed by Navios in connection with the acquisition and reincorporation and was restructured on December 21, 2005. See also Liquidity and Capital Resources and Note 11 to the Navios Maritime Holdings, Inc. Consolidated Financial Statements for additional information on this facility and its restructuring which occurred on December 21, 2005.

On December 31, 2005, Navios' current assets totaled $114.5 million, while current liabilities totaled $133.6 million, resulting in a negative working capital position of $19.1 million. Navios' cash forecast indicates that it will be able to generate sufficient cash during 2006 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position.

At the time of the August 25, 2005 acquisition, ISE's senior management anticipated implementing a strategic post-acquisition plan for the relocation of Navios' offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house Navios’ headquarters and the operations of its subsidiaries. Management has commissioned an internal task force to implement this plan during the first half of 2006. The cost of this relocation plan will include the cost of lease terminations, the write off of leasehold improvements at the offices vacated and severance. On January 21, 2006, the Company moved to its new offices at 85 Akti Miaouli, Piraeus Greece. As a result of this relocation, an expense of $1.4 million has been included in the December 31, 2005 consolidated financial statements as part of the purchase accounting. Of that amount, $0.8 million remained as an accrual at December 31, 2005.

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has cooperated with raw materials producers, agricultural traders and exporters, industrial end-users, ship-owners, and charterers. Navios also owns and operates a port/storage facility in Uruguay and has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet including the shipping operations throughout the life of the vessel and, the superintendence of maintenance, repairs and dry-docking of the operated fleet.

Following is the current ‘‘core fleet’’ employment profile, including the newbuilds to be delivered. The current ‘‘core fleet’’ consists of 32 vessels totaling 2.1 million deadweight tons. It includes (a) ten modern Ultra-Handymax (52,000-55,000 dwt) and six Panamax (70,000-83,000 dwt) vessels which the Company owns, seven Panamax (70,000-83,000 dwt) and two Ultra-Handymax vessel under long-term time charter and seven long term chartered-in vessels (two Ultra-Handymax and five Panamax) scheduled to be delivered on various dates up to May 2008. The 25 vessels in current operation aggregate approximately 1.61 million deadweight tons and have an average age of 4.4 years. Navios has currently fixed 87.6% and 24.0% of its 2006 and 2007 available days respectively.

Owned Vessels
Vessels	Type	Built	DWT	Charter-out Rate(1)	Expiration Date(2)
Navios Ionian	Ultra Handymax	2000	52,068	15,152	01/25/2007
Navios Apollon	Ultra Handymax	2000	52,073	16,150	08/21/2007
Navios Horizon	Ultra Handymax	2001	50,346	14,725	04/30/2008
Navios Herakles	Ultra Handymax	2001	52,061	15,437	02/19/2007
Navios Achilles	Ultra Handymax	2001	52,063	15,533	10/08/2006
Navios Meridian	Ultra Handymax	2002	50,316	20,045	10/15/2006
Navios Mercator	Ultra Handymax	2002	53,553	21,175	01/10/2006
Navios Arc	Ultra Handymax	2003	53,514	15,438	03/15/2007
Navios Hios	Ultra Handymax	2003	55,180	19,237	09/15/2006
Navios Kypros	Ultra Handymax	2003	55,222	16,844	04/05/2007
Navios Gemini S	Panamax	1994	68,636	16,150	09/21/2006
Navios Libra II	Panamax	1995	70,136	17,385	07/12/2006
Navios Felicity	Panamax	1997	73,857	9,144	03/25/2007
Navios Magellan	Panamax	2000	74,333	14,963	02/23/2007
Navios Galaxy I	Panamax	2001	74,195	24,062	12/25/2007
Navios Alegria	Panamax	2004	76,466	23,750	08/03/2006

Long Term Chartered-in Vessels
Vessels	Type	Built	DWT	Purchase Option(3)	Charter-out Rate(1)	Expiration Date(2)
Navios Vector	Ultra Handymax	2002	50,296	No	8,811	12/17/2007
Navios Astra	Ultra Handymax	2006	53,400	Yes	17,100	04/19/2007
Navios Star	Panamax	2002	76,662	Yes	15,343	01/13/2007
Navios Cielo	Panamax	2003	75,834	No	16,863	08/30/2006
Navios Hyperion	Panamax	2004	75,500	Yes	15,400	01/05/2007
Navios Orbiter	Panamax	2004	76,602	Yes	16,150	10/16/2006
Navios Aurora	Panamax	2005	75,200	Yes	24,063	05/27/2008
Navios Orion	Panamax	2005	76,000	No	21,175	01/15/2007
Navios Titan	Panamax	2005	82,936	No	20,000	10/09/2007

Long Term Chartered-in Vessels to be Delivered
Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Altair	Panamax	09/2006	No	82,300
Navios Sagittarius	Panamax	01/2007	Yes	75,500
Navios TBN	Ultra Handymax	04/2007	Yes	53,500
Navios TBN	Panamax	09/2007	Yes	82,000
Navios TBN	Panamax	11/2007	No	75,200
Navios TBN	Panamax	03/2008	Yes	76,500
Navios TBN	Ultra Handymax	05/2008	No	55,100

(1)	Net Time Charter-out Rate per day (net of commissions)

(2)	Estimated dates assuming earliest redelivery by charterers

(3)	Generally, the Company may exercise its purchase option after three years of service.

At August 25, 2005, Navios had options to purchase 13 vessels of its term chartered-in fleet, including those to be delivered, of which six have been exercised. During November 2005, Navios concluded two more charter-in contracts with options to purchase these vessels, bringing the total to 15. More specifically, during September, October and November, 2005, Navios gave notice, to the owners of four Ultra-Handymax vessels and two Panamax vessels, of its intention to exercise the options to purchase the vessels at the option exercise price of approximately $20 million each. Notice of intent to exercise was given to the owner of the Navios Horizon, the sixth purchase option vessel, on November 15, 2005. As of December 31, 2005, Navios had executed all exercisable purchase options comprising four Ultra Handymax vessels and two Panamax vessels. The first two of the option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively, the third option vessel, the Navios Arc, was delivered on February 10, 2006, the fourth vessel, the Navios Galaxy I, was delivered on March 23, 2006 and the fifth vessel, the Navios Magellan, was delivered on March 24, 2006 and the sixth vessel, the Navios Horizon, was delivered on April 10, 2006. The total acquisition cost of these six additional vessels was approximately $115 million. Navios believes that the market value of the six vessels is approximately $200 million.

On December 19, 2005 Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Angeliki Frangou family the Company’s Chairman and Chief Executive Officer. On December 22, 2005, Navios took delivery of the first two vessels, the Navios Libra II and the Navios Alegria built in 1995 and 2004 respectively. The third vessel, the Navios Felicity built in 1997, was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million and was funded with (i) with $13.0 million of Navios’ available cash; (b) with $80.3 million from bank financing and (c) through the issuance of 5,500,854 shares of Navios authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 for Navios Gemini S. (1,161,535 shares).

On December 21, 2005, Navios entered into a senior secured credit facility with HSH Nordbank AG for $649 million. The facility restructured the balance of Navios’ senior secured credit facility dated July 12, 2005 with HSH Nordbank AG of $435.0 million while the additional $214 million represents financing for the acquisition of the six vessels through the exercise of purchase options and the acquisition of the four additional vessels discussed above. Navios believes that the charter revenue, net of expenses, for these vessels will be sufficient to meet the principal and interest obligations on this new debt and, therefore, Navios' net cash flow will not be negatively impacted. However, the current portion of this new debt will cause current liabilities to exceed current assets.

On December 21, 2005 and in connection with the secured credit facility discussed above, Navios entered into an ISDA (International Swap Dealer Association, Inc.) Agreement with HSH Nordbank AG, providing for (a) interest rate swaps whereas the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $ 171 million and de-escalating down to $100.5 million following the loan repayment schedule), and (b)interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $ 82 million and de-escalating down to $ 13.3 million following the loan repayment schedule). The ISDA Agreement is bound by the same securities as the secured credit facility discussed in the preceding paragraph.

Navios' policy has been to take a portfolio approach to managing operating risks. This policy led Navios to time charter-out to various shipping industry counterparties, considered by Navios to be superior credit risks, many of the core fleet vessels that it is presently operating (i.e. vessels owned by Navios or which it has taken into its fleet under charters having a duration of more than 12 months) during 2005 and 2006 for various periods ranging between one and three years. By doing this Navios has aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as Contracts of Affreightment (COA) and Forward Freight Agreements (FFAs).

FFAs are swap agreements covering periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between parties, or through NOS ASA, a Norwegian clearing house. FFAs are settled in cash monthly based on publicly quoted indices. NOS ASA requires both base and margin collaterals. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA. At the end of each calendar quarter, the fair value of FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA are determined from the NOS' valuation. FFAs are entered into with a view towards maximizing earnings and managing Navios' market exposure.

In 2004 and 2005, this policy had the effect of generating Time Charter Equivalents (TCE) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios fleet been operated purely on short term and or spot employment. It could also have the effect of generating higher TCE than spot employment should the dry bulk market experience a downturn over the course of 2005 through 2006.

The average daily charter-in vessel cost for the Navios long term charter-in fleet averaged of $9,566 per day, significantly lower than the market revenue earning capacity of the vessels. The average charter-in hire rate per vessel was derived from the amount for long term hire as disclosed in Note 16 to Navios' annual financial statements included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios has the ability to increase its owned fleet through in-the-money purchase options exercisable in the near future. Navios believes that existing cash flow generation should allow it access to available financing in the debt markets to exercise its purchase options.

Navios believes that Asian demand for commodities will remain robust on the back of strong expected economic growth. China, which is one of the main importers of most major dry bulk commodities such as iron ore and grains, is expected to continue its rapid growth and urbanization over the next few years. Significant commodities purchases by Asian countries, especially China and India, combined with limited new dry bulk capacity, caused by constraints on available shipyard vessel construction berths and port congestion, should contribute to historically high freight rates for the foreseeable future compared to those that have prevailed for most of the last 30 years, albeit not necessarily at the highest levels reached in 2005.

Navios believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact to future revenue and profitability. However, the cost advantage of Navios' long term chartered fleet, which is chartered-in at historically favorable fixed rates, would help to mitigate the impact of any short-term decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios' owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing may also be negatively impacted.

Dry bulk fundamentals remain attractive. The United States, India, Brazil and especially China continue to contribute to strong global economic growth. More specifically, Chinese demand for iron ore, coal and grain and its import and exports of steel products play a significant part in sustaining dry bulk market at high levels. The high price of oil has contributed to increased movements of steam coal which is expected to continue in the foreseeable future. Additionally, new longer haul trade routes have developed that Navios anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage whose growth is limited as shipyard capacity is dominantly allocated to container and tanker building. By entering into fixed-rate long term time charters at charter-in rates much lower than current prevailing spot rates, Navios has secured a steady earnings structure enabling it to be profitable in low market environments.

Navios also owns and operates the largest bulk transfer and storage port facility in Uruguay. While a relatively small portion of the overall enterprise, Navios believes that this terminal is a stable business with strong growth and integration prospects. Operating results for Navios' Uruguay port terminal are highly correlated to South American grain production and export, in particular Paraguayan, Uruguayan and Bolivian production and export. Navios believes that the continuing development of Uruguayan, Paraguayan and Bolivian grain exportation will foster throughput growth and therefore increase revenues at its Nueva Palmira port terminal. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain, the port terminal operations would be adversely affected.

A.    Operating Results

Factors Affecting Navios' Results of Operations:

Navios actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of spot charters (time charters for short-term employment) and contracts of affreightment (‘‘COAs’’); (iii) monitoring the financial impact of corporate exposure from both physical and forward freight agreements (‘‘FFAs’’) transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios aims at achieving an appropriate balance between owned vessels and long and short term chartered in vessels and controls approximately 2.1 million dwt in dry bulk tonnage. Navios' options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permits Navios to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the number of the operating days less the aggregate number of days that the vessels are off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates (‘‘TCE’’): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charter

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios uses time charter equivalent (TCE), revenue which consists of revenue from vessels operating on time charters, or TC revenue, and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

Navios operates a fleet of owned Ultra Handymax and Panamax dry bulk vessels and a fleet of chartered-in Panamax and Ultra Handymax dry bulk vessels that are employed to provide world wide transportation of bulk commodities under freight contracts and through sub-time charter employment to other leading shipping companies.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios’ owned fleet is 5.6 years. But as such fleet ages or if Navios expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)

Navios enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COA's and strategic backhaul cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo from load port to discharge port

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFA both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs)

Navios enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the US Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.

Navios may enter into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception. If an FFA qualifies for hedge accounting, any gain or loss on the FFAs is first recognized when measuring the profit or loss of the related transaction. However, at December 31, 2005, 2004 and 2003, none of the open FFAs qualified for hedge accounting and, accordingly, all gains or losses from FFAs were recorded in the statement of operations. FFAs will continue to be so treated and, accordingly, may result in material fluctuations in the results of operations.

FFA cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFA are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house. FFAs are settled in cash monthly based on publicly quoted indices. NOS ASA requires both base and margin collaterals. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA. On December 31, 2005, 2004 and 2003, Navios restricted cash with NOS ASA was $1.0 million, $2.8 million and $0 million, respectively.

At the end of each calendar quarter, the fair value of FFAs traded over-the-counter are determined from an index published in London, United Kingdom, and the fair value of those FFAs traded with NOS ASA are determined from the NOS valuation.

Statement of Operations Breakdown by Segment

Navios reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, Navios reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios measures segment performance based on net income. For further segment information, please see the footnotes to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In March 2005 the U.S. Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin 107, ‘‘Share-Based Payments’’, or SAB 107. The interpretations in SAB 107 express views of the SEC staff, or staff, regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, the modification of employee share options prior to adoption of SFAS 123R and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123R. The adoption of this interpretation will not have an effect on the Company's statement of financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation did not have an effect on the Company's statement of financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. Navios cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement will be effective for the Company for the fiscal year beginning on January 1, 2006.

On November 3, 2005, Financial Accounting Standards Board issued Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. These FSPs are effective for Navios beginning on January 1, 2006 and address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. It also states that impairment of investments in debt securities must be assessed on an individual basis. Adoption of this interpretation is not expected to have a significant effect on the Company's statement of financial position or results of operations.

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments - an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. We are currently evaluating the impact SFAS 155 will have on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

Critical Accounting Policies

The Navios’ consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or US GAAP. The preparation of these financial statements requires Navios to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios' significant accounting policies, see Note 2 to the Consolidated Financial Statements.

Accounting for derivative financial instruments and hedge activities:    The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

The Company also trades dry bulk shipping FFAs with NOS ASA, a Norwegian clearing house. NOS ASA calls for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA are determined from the NOS valuation.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges. Since they neither qualify as a hedge nor do they meet the criteria for hedge accounting all gains or losses are reflected in the statement of operations. For the period August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and the years ended December 31, 2004 and 2003, none of the FFAs, foreign exchange contracts or interest rate swaps qualifies for hedge accounting treatment. Accordingly, all gains or losses have been recorded in statement of operations for the periods presented.

Impairment of long-lived assets:    Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the assets carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

Vessels, net:    In connection with the acquisition / reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of August 25, 2005. Vessels acquisitions subsequent to that date are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

Dry-docking costs:    The Company’s vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys are deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.

Goodwill and Other Intangibles:    As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

Navios evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit's goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. Navios determined that there was no impairment of goodwill during the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the years ended December 31, 2004 and 2003.

All of Navios’ intangible assets were valued at August 25, 2005 in a process that included the use of independent appraisers. The fair value of the trade name was determined based on the ‘‘relief from royalty’’ method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

The intangible asset associated with the favorable lease terms includes an amount of $20.7 million related to purchase options for the vessels as of August 25, 2005. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2005, $50,000 had been transferred to the acquisition cost of Navios Meridian.

NASDAQ Listing:

On October 31, 2005, Navios received the approval of NASDAQ to list its securities on the NASDAQ National Market System. Navios' common stock, warrants and units commenced trading on the NASDAQ National Market System on November 3, 2005 under the symbols BULK, BULKW and BULKU, respectively.

As a foreign private issuer, whose securities are trading on the Nasdaq National Market System, Navios is entitled to follow its home country (Marshall Islands) practice rather than following certain of the Nasdaq Marketplace Rules, primarily the shareholder approval rules of Nasdaq. During the fiscal year ended December 31, 2005 and through the filing of this Form 20-F, Navios determined to follow its home country practice with respect to the issuance of securities in a related party transaction to Mrs. Frangou, its Chairman and Chief Executive Officer, and her affiliates, which did not require shareholder approval for the transactions, as opposed to the Nasdaq Marketplace Rules which would have required such approval.

For the year ended December 31, 2005 compared to the year ended December 31, 2004

The following table presents combined revenue and expense information for the year ended December 31, 2005. This information was derived from the audited consolidated revenue and expense accounts of Navios as predecessor for the period from January 1 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios as successor for the period from August 26 to December 31, 2005.

The combined revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the combined statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The combined information is a Non-US GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results and is expressed in thousands of U.S. Dollars.

	Successor	Predecessor	Combined	Predecessor
	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2005	Year ended December 31, 2004
Revenue	$76,376	$158,630	$235,006	$279,184
(Loss) gain on FFA’s	(2,766)	2,869	103	57,746
Time charter, voyage and port terminal expenses	(39,530)	(91,806)	(131,336)	(180,026)
Direct vessel expenses	(3,137)	(5,650)	(8,787)	(8,224)
General and administrative expenses	(4,582)	(9,964)	(14,546)	(12,722)
Depreciation and amortization	(13,582)	(3,872)	(17,454)	(5,925)
Gain on sale of vessels	—	—	—	61
Interest income	1,163	1,350	2,513	789
Interest expense	(11,892)	(1,677)	(13,569)	(3,450)
Other income	52	1,426	1,478	374
Other expense	(226)	(757)	(983)	(1,438)
Income before equity in net earnings of affiliated companies	1,876	50,549	52,425	126,369
Equity in net earnings of affiliated companies	285	788	1,073	763
Net income	$2,161	$51,337	$53,498	$127,132

Set forth below are selected historical and statistical data for Navios as predecessor (2004) and for the combined company (2005), that the Company believes may be useful in better understanding the Company's financial position and results of operations.

	Year ended December 31,
	2005	2004
FLEET DATA
Available days (*)	9,147	11,952
Operating days	9,110	11,900
Fleet utilization	99.6%	99.6%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$22,771	$25,985
Time Charter Equivalents (excluding FFAs)	$22,760	$21,153

During the year ended December 31, 2005, three were 2,805 fewer available days as compared to 2004. This was predominantly the result of the redelivery of short term chartered-in vessels during 2005 according to the contracted redelivery terms in the chartered-in lease agreements. Compared to 2004, Navios chartered-in fewer short term vessels on lease as management anticipated greater market volatility over the ensuing period. Navios can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced. Refer also to the ‘‘Factors Affecting Navios’ Results of Operations’’ on page 35.

The average Time Charter Equivalent (TCE) rate excluding FFAs for the year ended December 31, 2005 was $22,760 per day, $1,607 per day higher than the rate for year 2004. This was primarily due to the redelivery of vessels chartered-out at lower daily rate than the average rate achieved in 2005.

Revenue:    Combined revenue of the predecessor and successor companies decreased to $235.0 million for the year ended December 31, 2005 as compared to the $279.2 million that the predecessor company recorded for the year ended December 31, 2004. Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $44.5 million or 16.4% to $227.0 million for the year ended December 31, 2005 from $271.5 for the year ended December 31, 2004 as a result of a reduction in the number of vessels chartered-in and operated by the Company during 2005. Total equivalent vessels employed decreased by 23.2% from 32.7 vessels for the year ended December 31, 2004 to 25.1 for the year ended December 31, 2005, resulting in 2,805 fewer available days.

However, the effect on revenues from the reduction in available days was mitigated by the achieved in 2005 TCE rate to $22,760 per day or $1,607 per day higher than that of 2004. Revenues from the port terminal increased by $0.4 million to $8.0 million for the year ended December 31, 2005 as compared to $7.6 million in 2004. Port terminal throughput volume increased approximately 1.5% to 2.06 million tons of agricultural and other products for the year ended December 31, 2005 from 2.03 million tons for the year ended December 31, 2004. Navios was able to increase throughput primarily because of an increase in the Uruguayan and Paraguayan soybean crops in 2005 as well as increasing the silo storage capacity to 270,440 tons from September 2005 when a new silo was put into use.

Gains and Losses on FFAs:    Income from FFAs decreased by $57.6 million to a gain of $0.1 million during the year ended December 31, 2005 as compared to $57.7 million for all of the year ended December 31, 2004. Due to the pending sale of Navios to ISE in 2005, the predecessor management minimized FFA trading exposure and the post acquisition successor management also maintain a similar approach. Navios records the change in the fair value of derivatives at each balance sheet date. None of the FFAs qualified for hedge accounting treatment in the periods presented. Accordingly, changes in the fair value of FFAs were recognized in the statement of operations. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios' net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below. During the year ended December 31, 2005 Navios completed 302 trades versus 336 trades for the same period in 2004.

	Baltic Exchange’s Panamax Time Charter Average Index
Jan 2, 2004	$36,784
June 22, 2004	$17,838	(a)
Nov 30, 2004	$51,011	(b)
December 24, 2004	$35,974
January 4, 2005	$34,227
Mar 14, 2005	$40,842	(d)
August 3,2005	$10,162	(c)
December 31, 2005	$17,435

(a)	Low for 2004

(b)	High for 2004

(c)	Low for 2005

(d)	High for 2005

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses decreased by $48.7 million or 27.1% to $131.3 million for the year ended December 31, 2005 as compared to $180.0 million for the year ended December 31, 2004. This was primarily due to the decrease in equivalent vessels from 32.7 for the year ended December 31, 2004 to 25.1 for the year ended December 31, 2005. The average chartered-in rate also decreased from an average of $16,186 per day for the year ended December 31, 2004 to $15,582 per day for the year ended December 31, 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $0.6 million to $8.8 million or 7.3% for the year ended December 31, 2005 as compared to $8.2 million for the year ended December 31, 2004. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily from increased repair and maintenance costs related to normal usage and to the increase of the owned fleet by five vessels during November and December 2005.

General and Administrative Expenses:    General and administrative expense increased by $1.8 million or 14.2% from $12.7 million for the year ended December 31, 2004 to $14.5 million for the year ended December 31, 2005. This increase is attributable to (a) $1.4 million of one time severance payments to the former CEO, (b) $2.3 million of transaction costs incurred in connection with the sale of Navios and (c) $1.8 million of legal, audit, consulting and other fees borne by Navios as a publicly listed company. This increase was mitigated by a $3.0 million reduction in payroll and office related costs.

Depreciation and Amortization:    Depreciation and amortization are not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. The increase in annual depreciation and amortization expense resulting from the acquisition of Navios by ISE and related asset revaluation will be approximately $13.6 million. See further discussion of Navios' amortization policy under Liquidity and Capital Resources.

Net Interest Expense and Income:    Interest expense from August 26, 2005 onward will increase due to the new debt incurred on August 25, 2005 and its restructuring on December 21, 2005. A substantial portion of the new debt was used to finance the acquisition of Navios by ISE and the acquisition of additional vessels. As a result, interest expense for the period from August 26, 2005 to December 31, 2005 is not comparable to periods prior to that date. Navios estimates that, if the acquisition had taken place on January 1, 2005, the annual increase in interest expense on the debt incurred to finance its acquisition by ISE, based on the LIBOR rate at the acquisition date, would be approximately $19.1 million. (See Long Term Debt Obligations and Credit Arrangements discussed below). Interest income increased by $1.7 million to $2.5 million for the year ended December 31, 2005 as compared to $0.8 million for the year ended December 31, 2004. This is attributable to higher average cash balances of $91.5 million in 2005 as compared to $62.9 million in 2004, as well as to higher weighted average interest rate of 3.2% in 2005 as compared to 1.4% in 2004.

Other Income:    Other income increased by $1.1 million to $1.5 million for the year ended December 31, 2005. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short and long term, as well as the reversals of provisions for arbitration claims against Navios that have been concluded in Navios’ favor.

Net Other Expense:    Other expense decreased by $0.4 million to $1.0 million for the year ended December 31, 2005. This change is mainly due to less realized losses on the settlement of payables raised in other currencies during the year.

For the year ended December 31, 2004 compared to the year ended December 31, 2003

Revenue:    Revenues increased by $99.5 million, or 55.4% to $279.2 million for the year ended December 31, 2004 as compared to $179.7 million for the prior year. Navios earns revenue from freight operations on both owned and chartered-in vessels and the port terminal. Revenue from vessel operations increased by $98.7 million, or 57.1% to $271.5 million for the year ended December 31, 2004, compared to $172.8 million for the prior year. This increase is principally attributable to increases in the average daily time charter rate to $25,947 in 2004 from $16,242 in 2003, offset slightly by a decrease in average fleet size from 33.4 vessels to 32.6 vessels.

Gains on FFAs:    Income from FFAs increased by $6.6 million, or 12.9%, to $57.7 million during the year ended December 31, 2004 as compared to $51.1 million during the year ended

December 31, 2003. This was mainly due to an increase in the volume of trading as well as an overall increase in the market price. The increase in the number of participants in FFAs derivative trading has deepened the market and allowed for higher volume and increased liquidity. In 2004 the company executed 336 trades compared to 328 in 2003. Additionally, as a representative indicator the average spot value for a standard Baltic type Panamax for 2004 was $37,750 per day compared to $20,150 per day for 2003.

Management believes that the FFAs market will continue to grow in volume and number of participants as more traditional shipping industry participants and financial institutions enter the market place. Freight Investor Services, a London-based broker, estimates that the total number of trades (including both tanker and dry bulk) increased to 8,300 in 2004 from 5,800 in 2003. The increase in the market volume and participation will provide additional liquidity; however, FFAs gains and losses are difficult to forecast as the future levels of volatility and trading are unpredictable.

Management of Navios includes the gains or losses on FFAs in the determination of time charter equivalent (‘‘TCE’’) rates as neither voyage and time charter revenues nor gains or losses on FFAs are evaluated in isolation, rather the two are evaluated together to determine total earnings per day. This increase in TCE rates was caused by the combination of increased demand for dry bulk transportation by commodities producers and the corresponding lag in dry bulk supply adjustment due to shipyard focus on container and tanker building and port congestion. Management believes this trend is likely to continue albeit not at the extremely high levels the dry bulk market experienced in the first and second quarters of 2004. Global commodities demand is expected to remain strong, especially in Asia. However, shipyard capacity is expected to remain tight due to much of the construction berth capacity being allocated to new buildings of tankers and container ships rather than dry bulk ships. Port infrastructure is expected to continue to cause port congestion in the near term.

Revenues from the port terminal increased by $0.7 million, or 10.1%, to $7.6 million for the year ended December 31, 2004 as compared to $6.9 million for the prior year. This increase was attributable to an increase in terminal throughput volume of approximately 12% to 2.03 million tons of agricultural and other products held in the terminal from 1.81 million tons of agricultural and other products. Strong development of South American, mainly Uruguayan, Paraguayan and Bolivian, grain exports, resulting in new contracts with global grain companies, account for the rise in volume. Management believes this trend will continue and Navios has invested in an additional silo at the terminal in response to expected increased grain and commodity throughput volume. The silo became operational in the second quarter of 2004 and management believes that it could contribute 500,000 tons of additional annual throughputs.

Time charter, voyage and port terminal expense:    Time charter and voyage expenses increased $43.5 million, or 31.8%, to $180.0 million for the year ended December 31, 2004 as compared to $136.5 million for the prior year. Direct costs from vessel operations increased by $42.9 million to $176.6 million for the year ended December 31, 2004 as compared to $133.7 million for the prior year. Direct costs include expenses related to particular voyages, including time charter hire paid and voyage freight and paid bunkers. The increase was mainly due to higher chartered-in rates for vessels added to the fleet in 2004 as the average time charter hire rate per day increased to $16,118 per day in 2004 compared to $11,157 per day in 2003. The higher demand from commodity producers for dry bulk capacity was not matched by commensurate supply of new buildings. This market tightness was further intensified by port congestion that drew vessels out of the market while delayed in ports.

Port terminal expense increased by $0.6 million to $3.4 million for the year ended December 31, 2004 as compared to $2.8 million for the prior year. This increase was attributable primarily to increased labor costs and repair and maintenance expenses. Labor costs increased approximately $0.22 million due to higher day laborer staffing levels required to process the higher volume handled over the period ended December 31, 2004. Furthermore, costs of $0.23 million were incurred to repair a crane located at the port terminal. Navios expects labor costs to continue to increase due to the addition of the new silos in 2004.

Direct costs represented 64.5% of revenues for the year ended December 31, 2004 compared to 76.0% for the prior year.

Direct Vessel Expenses:    Direct vessel expenses decreased $2.2 million, or 21.2%, to $8.2 million for the year ended December 31, 2004 as compared to $10.4 million for the prior year. Direct expenses for owned vessels include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs. The decline in direct vessel expense was due to the disposal of three owned vessels and one leased vessel in 2003. Vessel operating days decreased 27.0% to 2,196 days in 2004 from 3,010 days in 2003.

The decrease in vessel operating days resulted from the sale of three owned vessels during 2003. The decrease was partially offset by an 8.7% increase in average running costs per day which increased to $3,745 per day in 2004 from $3,445 per day in 2003. The increase in average running cost per day resulted from increased labor, insurance and repair costs. Direct vessel expenses represented 2.9% of revenues for the year ended December 31, 2004 as compared to 5.8% for the prior year. Navios has the ability to increase its owned fleet through in-the-money purchase options exercisable in the near future. Navios intends to exercise some of these options and as a result direct vessel expenses are expected to increase in the future.

General and Administrative Expenses:    General and administrative expenses increased by $1.1 million, or 9.5%, to $12.7 million for the year ended December 31, 2004 as compared to $11.6 million for the prior year. The increase resulted primarily from a $1.3 million increase in discretionary bonuses in 2004 to $3.4 million as compared to the prior year. Also, professional fees increased $.7 million primarily as a result of corporate restructuring. Discretionary bonuses increased as additional compensation was awarded to certain employees for their contribution to Navios' strong performance for the year ended December 31, 2004. Increased professional fees were primarily related to the closure of an office that Anemos Maritime Holdings had maintained in London. These increased costs were partially offset by reduced salaries and benefit costs related to the closure of the London office. General and administrative expenses represented 4.6% of revenues for the year ended December 31, 2004 as compared to 6.5% for the prior year.

Depreciation and Amortization:    Depreciation and amortization, which include depreciation of the owned dry bulk fleet and amortization of capital leases, decreased by $2.9 million, or 33.0%, to $5.9 million for the year ended December 31, 2004 as compared to $8.8 million for the prior year. The decrease is primarily due to a reduction in the number of owned and leased vessels in the fleet. In addition, capital lease amortization declined by $1.9 million in 2004 as compared to the prior year as a result of the sale of the leased vessel. Depreciation and amortization represented 2.1% of revenues for the year ended December 31, 2004 as compared to 4.9% for the prior year. Depreciation and amortization is expected to increase when vessels are acquired from the exercise of the purchase options for several of the vessels in 2005 and 2006.

Net Interest Expense and Income:    Net interest expense decreased by $2.4 million, or 47.1%, to $2.7 million for the year ended December 31, 2004 as compared to $5.1 million for the prior year. This decrease is mainly due to a lower average principal amount of bank loans outstanding in 2004 as compared to the prior year as part of the cash generated over the period was used to pre-pay debt. The average outstanding principal amount of bank loans was $87.7 million in 2004 compared to $122.3 million in 2003. Furthermore, the weighted average effective interest rate on debt decreased to 2.3% in 2004 from 2.7% in 2003. Interest income was $789,000 for the year ended December 31, 2004 as compared to $134,000 for the prior year due to a higher average cash balance and a slightly higher interest rate on deposits. The average cash balance was $62.6 million in 2004 compared to $18.8 million in 2003. Furthermore, the weighted average effective interest rate on deposits increased to 1.37% in 2004 from 1.04% in 2003.

Net Income:    Net income increased by $71.6 million, or 129.0%, to $127.1 million for the year ended December 31, 2004 as compared to $55.5 million for the prior year. Net income from vessel operations increased by $71.2 million, or 135.4% to $123.8 million for the year ended December 31, 2004 as compared to $52.6 million for the prior year. Net income from the port terminal increased by $0.3 million, or 10.0%, to $3.3 million for the year ended December 31, 2004 as compared to $3.0 million for the prior year.

B.    Liquidity and Capital Resources

Navios has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank term loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Subsequent to its acquisition, Navios anticipates that internally generated cash flows and borrowings under the secured credit facility, which was assumed in the acquisition / reincorporation, will be sufficient to fund the operations of the fleet and the port terminal, including working capital requirements. However, See ‘‘Exercise of Vessel Purchase Options’’, ‘‘Working Capital Position’’ and ‘‘Long Term Debt Obligations and Credit Arrangements’’ for further discussion of Navios' working capital position. The successor periods in the combined statement includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined cash flow accounts are not comparable as the successor period cash flow accounts include increases to certain changes. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The following table presents combined cash flow information for the year ended December 31, 2005. This information was derived from the audited consolidated statements of cash flows of Navios as predecessor for the period January 1, 2005 to August 25, 2005 and from the audited consolidated statements of cash flows of Navios as successor for the period August 26, 2005 to December 31, 2005. This combined cash flow information is being presented solely to assist comparisons across the financial periods and are expressed in thousands of US Dollars.

	Successor	Predecessor	Combined	Predecessor
	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
Net cash provided by operating activities	$24,371	$71,945	$96,316	$137,218
Net cash used in investing activities	(119,447)	(4,264)	(123,711)	(4,967)
Net cash provided by (used in) financing activities	68,880	(50,506)	18,374	(111,943)
Increase (decrease) in cash and cash equivalents	(26,196)	17,175	(9,021)	20,308
Cash and cash equivalents, beginning of the period	63,933	46,758	46,758	26,450
Cash and cash equivalents, end of period	$37,737	$63,933	$37,737	$46,758

Cash provided by operating activities for the combined year ended December 31, 2005 as compared to the year ended December 31, 2004:

Net cash provided by operating activities decreased by $40.9 million to $96.3 million for the year ended December 31, 2005 as compared to $137.2 million for the year ended December 31, 2004. The decrease resulted primarily from lower net income in the year ended December 31, 2005 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk ﬂeet and port terminal facilities, is not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE, the dry bulk ﬂeet, the assets at Navios’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

Forward Freight Agreements (FFAs) settle on the last working day of each month. Although all outstanding FFAs were marked to market on August 25, 2005, there was no settlement on that date and, therefore, no transfer to accounts receivable or accounts payable. The volume of FFAs derivative trades were curtailed during 2005 based on a strategic management decision to minimize the open positions to curtail the level of volatility prior to the culmination of the acquisition of Navios by International Shipping Enterprises. The fair value of open trades at December 31, 2005 was substantially lower than at December 31, 2004. A large component of the $47.1 million marked to market value recorded at December 31, 2004 settled monthly during the year ended December 31, 2005. This resulted in the reversals of the $47.1 million unrealized gains as of December 31, 2004 being greater than the December 31, 2005 marked to market net asset being recorded of $6.2 million.

Accounts receivable before netting the effect of the provision for doubtful receivables of $0.4 million and $2.3 million as of December 31, 2005 and 2004 respectively, decreased by $3.4 million from $17.5 million at December 31, 2004 to $14.1 million for the combined twelve months ended December 31, 2005. The primary reason for this decrease was a change in the amount receivable from FFA trading partners which decreased by $2.2 million from $12.7 million at the end of December 31, 2004 to $10.5 million at the end of December 31, 2005. The corresponding asset resulting from the marked to market valuation related to the FFA derivatives at December 31, 2005, is included in the short term derivative asset on the balance sheet. Although the number of vessels chartered-out has remained constant between the two comparative year ends, the charter-out market rates have dropped during 2005 impacting the value of the outstanding receivables at period ends.

Prepaid expenses and other current assets decreased by $6.7 million from $13.1 million at December 31, 2004 to $6.4 million. The prepaid expenses consist predominantly of freight, chartered-in hire paid in advance and prepaid bunkers fuel on chartered-in vessels which decreased by $3.9 million. Prepaid freight increased by $1.2 million resulting from one voyage which extended over the December 31, 2005 year end. The prepaid hire on chartered-in vessels decreased by $4.9 million as there were seven fewer chartered-in vessels at December 31, 2005 which totaled 15 vessels and 22 vessels at December 31, 2004. Additionally, the average gross hire cost per vessels of $22,232 at December 31, 2004 decreased to $14,678 by the end of December 31, 2005.

Accounts payable decreased by $1.0 million from $14.9 million to $13.9 million at December 31, 2005. The primary reason for the decrease was a change in the amount due to FFA trading partners, which decreased by $2.4 million, as a result of the decreased number of trades at December 31, 2005 as compared to December 31, 2004. The corresponding liability resulting from the marked to market valuation related to the FFA derivatives at December 31, 2005, is included in the short term derivative liability on the balance sheet. With the acquisition of Navios by ISE on August 25, 2005 and the down stream merger which took place on the same day, ISE contributed an accounts payable balance of $10.5 million (mainly acquisition costs). During the period from the acquisition date of Navios to December 31, 2005, the majority of the ISE payables were settled.

Accrued expenses increased by $4.2 million to $11.3 million at December 31, 2005 as compared to $7.1 million on December 31, 2004. There are various reasons for this increase, including a $1.1 million increase in the accrual of audit fees as a result of Navios transitioning from private company status to a public company. The refinancing of the debt at the end of December 2005 resulted in financing fees being accrued in the amount of $2.6 million. The accruals for other professional services also increased by $1.1 million also related to the transition from a private company to a public company, a balance of $0.8 million in the restructuring accrual and an increase of $0.7 million the accrued voyage expenses. These increases were partially offset by the decrease in the accrual for loss making voyages in progress from $1.3 million on three vessels on December 31, 2004 to $0 million on December 31, 2005. Estimated losses on voyages are provided for in full at the time such losses become evident. The accrual was further reduced by a reduction in payroll accruals of

$1.0 million. With the acquisition of Navios by ISE on August 25, 2005, and the down stream merger which took place on the same day, ISE contributed an accrued expense balance of $2.3 million (mainly accrual of taxes and professional fees). During the period from the acquisition date of Navios to December 31, 2005, the majority of the ISE accrued expenses were settled.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight decreased by $3.7 million as a result of a reduction in the number of voyages extending over the year ends. There were three voyages at December 31, 2004 amounting to $5.3 million compared to one voyage at the end of December 31, 2005 amounting to $1.6 million. The deferred hire on chartered-out vessels decreased by $0.4 million, however, there was one more chartered-out vessel at December 31, 2005 which totaled 25 vessels compared to 24 vessels at December 31, 2004. Additionally, the average gross hire revenue per vessel of $225,000 at December 31, 2004 decreased to $199,000 by the end of December 31, 2005.

Payments on interest rate swaps, as reflected in the derivative accounts, totaled $1.4 million for the twelve month period ended December 31, 2005 as compared to $2.3 million during the year ended December 31, 2004. Two factors caused this change. First, interest rates on average were lower during 2004 and the liability exposure was consequently greater in terms of the swap arrangements and second, the notional balance applied by the banks to calculate interest decreased over time and is lower in 2005 because of notional principal payments applied to the outstanding balance.

Although the market rates were favorable in term of the Navios portfolio at December 31, 2004, new trades being negotiated through NOS required additional margin deposits. At December 31, 2004 Navios had received $0.3 million of cash for a corresponding portfolio gain of $5.0 million of which $1.9 was an unrealized gain. At December 31, 2005 the market rates had started to decline and although Navios did fewer trades through NOS during 2005, Navios was still called upon to increase the amount of funds on call to $2.0 million while the portfolio was showing a loss of $0.5 million of which $0.3 million was an unrealized gain. This resulted in a $1.6 million movement in the unrealized component of the portfolio, from a $1.9 million gain to a $0.3 million gain.

Navios started trading FFA’s through the NOS exchange in April of 2004, so the volume of trades for the twelve months of 2004 compared to 2005 was lower. NOS, as an exchange, have the right to call on its participants to post call margins depending on the marked to market status of the portfolio.

Cash used in investing activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Cash used in investing activities was $123.4 million for the combined year ended December 31, 2005, or an increase of $118.4 million from $5 million for the year ended December 31, 2004.

In 2005 Navios has made an $8.3 million deposit in connection with the acquisition of four purchase option vessels, three of which have already been delivered and the fourth is expected to be delivered in April 2006. No such deposits were made in 2004.

In 2005 Navios paid $110.8 million for the acquisition of three new vessels and two purchase option vessels. No vessels were acquired in 2004.

Purchase of property and equipment of $4.6 million for the combined year ended December 31, 2005 and $5.1 million for the year ended December 31, 2004 represent, in most part, the amounts paid by Navios in accordance with the terms of the purchase agreement for the construction of the new horizontal silo with ancillary equipment during 2005 and four new vertical silos with ancillary equipment during 2004 respectively.

Cash provided by (used in) financing activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Cash provided from financing activities was $18.4 million for the combined year ended December 31, 2005.

On August 18, 2005, Navios closed out its then existing credit agreements and repaid the $49.8 million outstanding as of that date ($50.5 million balance as of December 31, 2004). This prepayment of the loan was made using available funds and no penalties were imposed due to early repayment. During the period from August 26 to December 31, 2005, the Company made the scheduled principal payments of $79.4 million and $47.5 million in connection with the credit agreements signed on July 12, 2005 and December 21, 2005. In addition, Navios also repaid $8.6 million to an initial stockholder of ISE who became an officer and principal stockholder of the Company who advanced a total of $8.6 million to ISE in the form of a non-interest bearing loan.

The $102.3 million cash received from the downstream merger is the cash of ISE as at August 25, 2005, time of the merger with and into Navios and has derived from the proceeds of the credit agreement signed on July 12, 2005 of $514.4 million less the financing of the purchase price of Navios by $412.0 million.

The proceeds of $105.9 derived from the credit agreement signed on December 21, 2005, and were utilized to partially finance the acquisition of new vessels.

Cash used in financing activities was $111.9 million for the year ended December 31, 2004.

During December 2005, the Company refinanced the credit facility obtaine on July 12, 2005 (Note 11) which was not accounted for the same manner as a debt extinguishment. Therefore, fees paid to the bank, in the amount of $3.8 million associated with the new loan, are capitalized as deferred financing costs.

In 2004 Navios refinanced all of its credit facilities with two revolving debt facilities and one term loan. The 139.2 million payments were offset by $91.5 million in proceeds from the new term loans. $41 million was paid down on scheduled principal payments.

During 2004, Navios redeemed all of its mandatorily redeemable preferred stock for $15.2 million. There was no outstanding preferred stock as of December 31, 2004. Furthermore, in 2004 Navios redeemed $9.0 million of common stock and distributed $40 million in dividends to its shareholders.

Cash provided by operating activities for the years ended December 31, 2004 and 2003

Net cash provided by operating activities increased by $115.8 million to $137.2 million for the year ended December 31, 2004 as compared to $21.4 million for the year ended December 31, 2003. The increase in cash provided by operating activities in 2004 resulted primarily from higher net income and improvements in working capital during the year ended 2004.

In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash transactions. The unrealized gain or loss on FFAs that result from recognizing derivatives at fair value at the balance sheet date can be significant non-cash items that affect the reconciliation of net income to cash provided by operating activities. For the year ended December 31, 2004, Navios recognized an unrealized gain on FFAs of $0.6 million. For the year ended December 31, 2003, the unrealized gain on FFAs was $45.9 million. The significant unrealized gain in 2003 resulted from the company having a net long position in FFA contracts at December 31, 2003 (net long position means more FFA contracts were bought than sold). Navios' net long position was the equivalent of 8.6 vessels for one year. These contracts were purchased prior to and during the very steep increase in the dry bulk market that occurred between September and December 2003. Management considers the Panamax time charter average published by the Baltic Exchange to be a good bell weather indicator of market. During this three month period the Panamax time charter average increased from less than $20,000 dollars per day to over $35,000 dollars per day.

Accounts receivable are comprised of trade accounts receivable as well as amounts due from settlement of FFAs. In 2004, cash provided by operating activities increased by $2.7 million as a result of a decrease in accounts receivable. The decrease in accounts receivable is primarily attributable to the fact that at December 31, 2003 there was an unusual receivable balance of $2.6 million for coal cargo due from one customer. This amount was paid during 2004. In 2003, cash provided by operating activities decreased by $12.9 million as a result of an increase in accounts receivable.

Prepaid voyage costs consist predominately of charter hire paid in advance and prepaid bunker fuel on time chartered ships. In 2004, cash provided by operating activities increased by $4.3 million as a result of a decrease in prepaid voyage costs. Prepaid charter hire decreased $1.6 million and prepaid bunker fuel decreased $2.0 million. Other miscellaneous prepaid items including insurance premiums decreased $0.7 million. These changes reflect the reduction of the number of vessels in the fleet. In total the number of vessels on which the company had prepaid amounts decreased from 32 in 2003 to 22 in 2004.

Accounts payable are comprised of trade accounts payable as well as amounts payable for the settlement of FFAs. In 2004, cash provided by operating activities increased by $0.7 million as a result of an increase in accounts payable. The fluctuation occurred in the normal course of business. In 2003, cash provided by operating activities increased by $10.9 million as a result of an increase in accounts payable. The increase was primarily a result of an increase in amounts due to FFA trading counterparties of $9.5 million.

Deferred voyage revenue primarily reflects freight and sub-time charter amounts collected on voyages that have not been completed. In 2004, cash provided by operating activities decreased by $1.8 million as a result of a decrease in deferred voyage revenue. This decrease is attributable to the fact that the number of vessels generating revenue decreased from 37 in 2003 to 28 in 2004. This is offset by the fact that the average amount of deferred revenue per vessel changed from $0.4 million in 2003 to $0.5 million per vessel in 2004.

Cash provided by (used in) investing activities for the years ended December 31, 2004 and 2003

Cash used in investing activities was $5 million for the year ended December 31, 2004. $1.9 million was the remaining amount related to the construction of four vertical silos that were completed during April 2004. An additional $2.8 million is classified as fixed assets under construction and represents the amounts paid by Navios in accordance with the terms of purchase agreements entered into for the construction of a new horizontal silo with ancillary equipment for grain storage. Therefore, this amount does not represent the cost of construction as at the balance sheet date. As of December 31, 2004, Navios had outstanding commitments of approximately $3.2 million with Dieste & Montanez S.A. in Uruguay for the construction of such new horizontal silo with ancillary equipment for soybean storage. This new construction will be funded from internally generated cash flow.

Cash provided by investing activities was $26.6 million for the year ended December 31, 2003. During 2003, Navios generated $63.0 million in cash from the disposal of four vessels: the M/V Navios Pioneer, the M/V Agios Konstantinos, the M/V Artemis, and the M/V Navios Aegean. Navios paid $34.3 million for the acquisition of two vessels: the M/V Navios Kypros and the M/V Navios Hios. An additional $1.5 million is classified as fixed assets under construction and represents the amounts paid by Navios in accordance with the terms of purchase agreements entered into for the construction of four new vertical silos. These silos were completed in the second quarter of 2004.

Cash provided by (used in) financing activities for the years ended December 31, 2004 and 2003

Cash used in financing activities was $111.9 million for the year ended December 31, 2004. In 2004, Navios refinanced all of its credit facilities with two revolving debt facilities and one term loan and paid down $41 million in principal. This resulted in $139.2 million in principal payments offset by $91.5 million in proceeds from new term loans. In addition, in 2004, Navios redeemed all of its mandatorily redeemable preferred stock for $15.2 million. There was no outstanding preferred stock as of December 31, 2004. Furthermore, in 2004 Navios redeemed $9 million in common stock and distributed $40 million in dividends to its shareholders.

Cash used in financing activities was $29.4 million for the year ended December 31, 2003. During 2003, Navios repaid $76.8 million of outstanding debt primarily associated with the vessels that were disposed of during the year. Navios incurred additional debt of $45.3 million in conjunction with the acquisition of the two new vessels. Navios also received approximate $6.4 million from the issuance of mandatory redeemable preferred stock offset by scheduled redemptions of $0.7 million.

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios' ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios' results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios' performance.

EBITDA decreased by $53.8 million to $82.2 million for the year ended December 31, 2005 as compared to $136.0 million for the year ended December 31, 2004. The major contributor to this unfavorable variance in EBITDA was the substantial gains in FFA trading in the year ended December 31, 2004 of $57.7 million as compared to a gain of $0.1 million for the year ended December 31, 2005. Excluding results from FFA trading, EBITDA from operations was $3.8 million higher in the year ended December 31, 2005 than in the year ended December 31, 2004. The $3.8 million increase in EBITDA reflects the reduction in revenues by $44.2 million which was mitigated by the decrease in time charter, voyage and port terminal expenses by $48.7 million as discussed above.

EBITDA increased by $65.6 million, or 94.2%, to $136 million for 2004, compared to $70.4 million for 2003. This increase is due primarily to the increase in net voyage revenue generated by Navios' fleet as a result of the overall stronger dry bulk market during 2004 as compared to 2003. The increase was offset by the increase in vessel operating expenses and general and administrative expenses for 2004 as compared to 2003.

Long Term Debt Obligations and Credit Arrangements:    On August 18, 2005, prior to the closing of the acquisition of Navios by ISE, all amounts outstanding under the predecessor Navios loan facility, in the approximate amount of $49.8 million, were paid in full using available predecessor Navios funds. No prepayment penalties were imposed as a result of the prepayment and termination of this credit facility.

The senior secured credit facility with HSH Nordbank AG dated July 12, 2005, was established by ISE to provide a portion of the funds necessary to acquire Navios, and was assumed by Navios in the acquisition/reincorporation. Of the $514.4 million borrowed under this facility on August 25, 2005, $412.0 million was used in connection with the acquisition of Navios and the balance for general working capital requirements. On December 21, 2005, Navios entered into a senior credit facility with HSH Nordbank AG for $649 million which restructured the balance of the above facility of $435 million as of that date and also provided additional funds of $214 million to finance the acquisition of six vessels through the exercise of purchase options and the acquisition of four Panamax vessels from Maritime Enterprise Management S.A. The interest rate under the facility, depending on the tranche borrowed, is LIBOR or the applicable interest rate swap rate, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum. Amounts drawn under the facility are secured by the assets of Navios. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days written notice. The facility requires mandatory prepayment of amounts outstanding under the facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business. The credit facility contains a number of covenants, including covenants limiting the power to, subject to specified exceptions, the payment of dividends and redemptions, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants including tangible net worth, debt coverage ratios, specified tangible net worth to the total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, Navios’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

The principal payments of the credit facility outstanding balance as of December 31, 2005 for the next 5 years and thereafter are as follows:

Year	Amount in million of USD
2006	54.2
2007	54.2
2008	54.2
2009	52.7
2010	52.7
2011 and thereafter	225.4

Working Capital Position:    On December 31, 2005, Navios' current assets totaled $114.5 million, while current liabilities totaled $133.6 million, resulting in a negative working capital position of $19.1 million. Navios' cash forecast indicates that it will generate sufficient cash during 2006 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2006.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios continues to review its cash flows with a view toward increasing working capital.

Concentration of Credit Risk:    Concentrations of credit risk with respect to accounts receivables are limited due to Navios’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios’ trade receivables. For the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005, two customers from the vessel operations segment accounted for approximately 14.8% and 11.9% each of Navios’ revenue, respectively. For the years ended December 31, 2004 and 2003, one customer from the vessels operation segment accounted for approximately 15.92% and 29.4% of Navios’ revenue, respectively.

Effects of Inflation:    Navios does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, dry docking expenses and corporate overhead.

C.	Research and development, patents and licenses, etc.

Not applicable.

D.	Trend information

Not applicable.

E.	Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the year ended December 31, 2005, future minimum rental payments under Navios' non-cancelable operating leases are disclosed in Navios' 2005 Consolidated Financial Statements. As of December 31, 2005, Navios was contingently liable for letters of guarantee and letters of credit amounting to $0.5 million issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $2.3 million at December 31, 2005, as compared to $0.1 million at December 31, 2004, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of 6 months following the last trade date, which was December 15, 2005.

F.	Contractual Obligations as at December 31, 2005 (Successor):

Payment due by period ($ in millions)

Contractual Obligations	Total	1-3 years	3-5 years	More than 5 years
Long term debt – as restructured(i)(ii)	493.4	162.6	105.4	225.4
Operating Lease Obligations (Time Charters)(ii)	320.0	138.8	82.8	98.4
Rent Obligations(iii)	2.0	1.1	0.7	0.2

(i)	This amount identifies the balance of the drawdown amount of the $541.0 million senior secured credit facility which was drawn to December 31, 2005 less principal payments. Approximately $412.0 million was used in connection with the acquisition of Navios, $105.9 million for the purchase of vessels and the balance added to general cash balances. The amount identified does not include interest costs associated with the senior secured credit facility which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum.

(ii)	As further discussed in the following paragraph, Exercise of Vessel Purchase Options, Navios has given notice of its intention to purchase six vessels. Following the acquisition of these six vessels, Operating Lease Obligations (Time Charters) will be (in millions); (i) $301.2 in total; (ii) $120.0, 1-3 years; (iii) $115.5, 3-5 years and (iv) $65.7, more than 5 years. Approximately $115 million in new debt will be required to finance the acquisition of these six vessels. Further, $80.3 million of the acquisition cost of the four Panamax vessels is covered by new debt.

(iii)	At the time of the August 25, 2005 acquisition, ISE's senior management anticipated implementing a strategic post-acquisition plan for the relocation of Navios offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house Navios' headquarters. Management has commissioned an internal task force to implement this plan. On January 2, 2006 the Company relocated its headquarters to new premises in Piraeus, Greece leased by Navios’ subsidiaries. The effect of this relocation on future rental obligations will be (in millions); (i) $1.5 1-3 years, (ii) $1.0 3-5 years and (iii) $3.5 more than 5 years.

Exercise of Vessel Purchase Options:

Vessel Name	Vessel Type	Built	DWT
Notice of exercise of option given:
Navios Meridian	Ultra-Handymax	2002	50,316
Navios Mercator	Ultra-Handymax	2002	53,553
Navios Galaxy I	Panamax	2001	74,195
Navios Magellan	Panamax	2000	74,333
Navios Horizon	Ultra-Handymax	2001	50,346
Navios Arc	Ultra-Handymax	2003	53,514

On August 25, 2005 Navios had options to purchase 13 vessels of its long term chartered-in fleet, including those to be delivered, of which six have been exercised. During November 2005, Navios concluded two more charter-in contracts with options to purchase these vessels, bringing the total to 15. More specifically, during September, October and November, 2005, Navios gave notice, to the owners of four Ultra-Handymax vessels and two Panamax vessels, of its intention to exercise the options to purchase the vessels at the option exercise price of approximately $20 million each. Notice of intent to exercise was given to the owner of the Navios Horizon, the sixth purchase option vessel, on November 15, 2005. As of December 31, 2005, Navios had executed all exercisable purchase options comprising four Ultra Handymax vessels and two Panamax vessels. The first two of the option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively, the third option vessel, the Navios Arc, was delivered on February 10, 2006, the fourth vessel, the Navios Galaxy I, was delivered on March 23, 2006 and the fifth vessel, the Navios Magellan, was delivered on March 24, 2006 and the sixth vessel, the Navios Horizon, was delivered on April 10, 2006. The total acquisition cost of these six additional vessels is expected to be approximately $115 million. Navios believes that the market value of the six vessels is approximately $200 million. Navios also believes that the charter revenue, net of expenses, for these vessels will be sufficient to meet the principal and interest obligations on this new debt and, therefore, Navios' net cash flow will not be negatively impacted. However, the current portion of this new debt will cause current liabilities to further exceed current assets.

Item 6.	Directors, Senior Management and Employees

a.	Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	41	Chairman of the Board and Chief Executive Officer
Robert G. Shaw	51	President and Director
Michael E. McClure	59	Chief Financial Officer
Vasiliki Papaefthymiou	37	Executive Vice President − Legal and Director
Anna Kalathakis	36	Senior Vice President − Legal Risk Management
Ted C. Petrone*	51	Senior Vice President − Trading
Shunji Sasada*	48	Senior Vice President − Fleet Development
Spyridon Magoulas	52	Director
John Stratakis	41	Director
Rex Harrington	73	Director
Allan Shaw	42	Director

*	Significant employee

Angeliki Frangou has been Navios' Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou has been the chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, up to July 2005. Ms. Frangou is the chairman of the board of IRF European Finance Investments Ltd., listed in AIM. Ms. Frangou is a member of the Mediterranean Committee of China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas. Ms. Frangou received a bachelors degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a masters degree in mechanical engineering from Columbia University.

Robert G. Shaw has been the President of Navios since August 25, 2005 and was appointed as a director on October 25, 2005. Prior to that date, Mr. Shaw was the Executive Vice President and General Counsel and a director of Navios since January 2001. Prior to joining Navios, Mr. Shaw practiced maritime and corporate law as an associate, and later as a partner, at the law firm of Healy & Baillie, LLP in New York City. Mr. Shaw is the US representative member of the Documentary Committee of the Baltic and International Council that develops standard industry terms for dry bulk charter parties and bills of lading. He is also a former President of the Hellenic American Chamber of Commerce. Mr. Shaw received his degree from Oxford University in 1977.

Michael E. McClure has been Chief Financial Officer of Navios since October 1, 2005. Prior to that date, Mr. McClure was Vice President – Research & Risk Management of Navios since March 2004. Mr. McClure joined Navios in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios' owned port facility in Uruguay and its commercial lead in Venezuela and Columbia. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from Marquette University, Milwaukee, Wisconsin, with a Masters in Business Administration.

Vasiliki Papaefthymiou has been Navios' Executive Vice President – Legal and a member of its board of directors since August 25, 2005, the date of the acquisition of Navios by International Shipping Enterprises, Inc. Prior to the acquisition, Ms. Papaefthymiou was the secretary and a director of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises since October 2001, where she has advised that company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received an undergraduate degree from the Law School of the University of Athens and a masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is also admitted to practice before the Bar in Piraeus, Greece.

Anna Kalathakis has been Senior Vice President – Legal Risk Management of Navios since December 8, 2005. Before joining Navios, Ms. Kalathakis was the General Manager of the Greek office since May 2000 and Associate Director of A. Bilbrough & Co. Ltd. (the managers of the London Steam-ship Owners' Mutual Insurance Association Limited). She has previously worked for a US maritime law firm in New Orleans, having qualified as a lawyer in Louisiana, and also in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and in Piraeus, Greece in 2004. She has studied International Relations in Georgetown University, Washington DC (1991). She holds an MBA from European University in Brussels (1992) and JD from Tulane Law School (1995).

Ted C. Petrone has been Senior Vice President Trading of Navios since October 1, 2005. Mr. Petrone joined Navios in 1980 at the entry-level position of assistant vessel operator and has steadily risen through the ranks to his current position of Vice President of Navios. Mr. Petrone sailed as a third mate aboard US Navy (Military Sealift Command) tankers for one year before coming ashore to take operational positions in both Stolt-Nielsen and Maritime Overseas Group over a three-year period. Mr. Petrone graduated in 1977 from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation.

Shunji Sasada has been Senior Vice President Fleet Development of Navios since October 1, 2005. Mr. Sasada joined Navios in May 1997. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. In 1991, Mr. Sasada joined Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. Mr. Sasada is a graduate of Keio University, Tokyo, with a B.A. degree in Business.

Spyridon Magoulas has been a member of Navios' board of directors since August 25, 2005, the date Navios was acquired by ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm in the dry cargo vessel business based in Piraeus, Greece, and has served as the managing director of that company since its formation in 1994. From 1982 to 1993, Mr. Magoulas was a chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served in the same positions at Orion and Global Chartering Inc. in New York. Mr. Magoulas also is a member of the Association of Ship Brokers and Agents in the United States. Mr. Magoulas received a bachelors degree in economics (honors) from the City University of New York, New York, a masters degree in transportation management from the Maritime College in New York and a masters degree in political economy the New School for Social Research in New York, New York.

John Stratakis has been a member of Navios' board of directors since August 25, 2005, the date Navios was acquired by ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis, Gonzalez & Weichert, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the Treasurer of the Hellenic-American Chamber of Commerce in New York since 2000. Mr. Stratakis received a bachelor of arts (summa cum laude) from Trinity College and a jury’s doctor degree from Washington College of Law-American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York.

Rex Harrington has been a member of Navios' board of directors since October 25, 2005. From 1957 to 1969 Mr. Harrington was the director of shipping at The Royal Bank of Scotland where he had responsibility for its extensive shipping portfolio. He currently sits on the board of General Maritime Corporation (NYSE: GMR) and A/S Dampskibsselskabet TORM (NASDAQ: TRMD). He is also an advisor to the Liberian Ship and Corporate Registry, a Deputy Chairman of the International Maritime Industries Forum and a member of InterCargo advisory panel, the General Committee of Lloyds Register of Shipping, the Steering Committee of the London Shipping Law Center, The Baltic Exchange, the Worshipful Company of Shipwrights – Liveryman. He was previously a director with Lloyds Register of Shipping, Clarksons plc, an international shipbroker, and the International Chamber of Commerce. Mr. Harrington received a B.A. and M.A. degree in economics from Oxford University in 1955.

Allan Shaw, a United States - Certified Public Accountant, has been a member of Navios' board of directors since October 25, 2005. Mr. Shaw has almost 20 years of financial management experience, having most recently worked as Chief Financial Officer and Executive Management Board Member at Serono International S.A., from November 2002 to April 2004. Prior to joining Serono, Mr. Shaw was with Viatel Inc., an international telecommunications company, where he was a member of the Board of Directors and Chief Financial Officer. During his employment, Viatel filed for Chapter 11 protection under the bankruptcy laws of the United States in 2001. He was also a managing director with Deloitte & Touche. Mr. Shaw received a bachelor of science degree from the State University of New York, Oswego in 1986.

b.	Compensation

The aggregate annual compensation paid to our current executive officers was approximately $922,000 for the year ended December 31, 2005. We also made contributions for our executive officers to a 401(k) and proﬁt sharing plan in an aggregate amount of approximately $102,000. Navios has no option or long-term compensation plans. Non-employee directors receive annual fees in the amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000 and the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, plus reimbursement of their out-of-pocket expenses.

During the 2003 and 2004 fiscal year, Ms. Frangou was not associated with Navios and only became our Chief Executive Officer upon the acquisition of Navios by ISE. Ms. Frangou was not paid any compensation by ISE prior to its acquisition of Navios.

c.	Board Practices

The board of directors of Navios is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Stratakis, Rex Harrington and Allan Shaw will expire at the annual meeting of stockholders to be held in 2006. The term of office of the second class of directors, consisting of Robert Shaw and Spyridon Magoulas, will expire at the annual meeting to be held in 2007. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire at the annual meeting to be held in 2008.

d.	Employees

Navios crews its vessels primarily with Greek officers, Filipino officers, Ukrainian officers and seamen. Navios’ ﬂeet manager is responsible for selecting its Greek officers, which are hired by Navios’ vessel owning subsidiaries. Navios’ Filipino officers and seamen are referred to Navios’ ﬂeet manager by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios’ Ukrainian officers and seamen are referred to Navios’ ﬂeet manager by Elvictor Management LTD, an independent crewing agent. Navios’ Georgian officers and seaman are referred to Navios’ ﬂeet manager by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

With respect to shore side employees, Navios employs 18 employees in its South Norwalk, Connecticut office, 29 in its Piraeus, Greece office, and four employees in its Montevideo office, with an additional 79 employees working at the port facility in Nueva Palmira.

e.	Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios as of June 20, 2006, by each of Navios’ executive officers and directors.

Unless otherwise indicated, Navios believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)	21,207,313	34.55%
Robert Shaw	0	0
Michael E. McClure	0	0
Vasiliki Papaefthymiou	352,059		*
Spyridon Magoulas	25,147		*
John Stratakis	16,765		*
Rex Harrington	0	0
Allan Shaw	0	0

*	less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.

(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million in value of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou referred to above.

Substantially all of the shares of common stock owned by the executive officers and directors of Navios identified above are held in escrow with Continental Stock Transfer & Trust Company, as escrow agent, and shall remain in escrow until the earliest of:

•	December 10, 2007;

•	ISE's liquidation; or

•	the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of Navios' stockholders having the right to exchange their shares of common stock for cash, securities or other property.

During the escrow period, the holders of these escrowed shares will not be able to sell or transfer their securities, except to their spouses and children or trusts established for their benefit, but will retain all other rights as Navios stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios as of June 21, 2006, based on 61,379,134 shares of common stock outstanding as of such date, by:

•	each person known by Navios to be the beneficial owner of more than 5% of its outstanding shares of common stock based solely upon the amounts and percentages as are contained in the public ﬁlings of such persons; and

•	each of Navios’ executive officers and directors.

Unless otherwise indicated, Navios believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)	21,207,313	34.55%
North Sound Capital LLC(3)	8,620,000	14.04%

(1)	Unless otherwise indicated, the business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.

(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million in value of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou referred to above.

(3)	The ultimate managing member of North Sound Capital LLC (‘‘NorthSound’’) is Thomas McAuley. North Sound may be deemed the beneficial owner of the shares in its capacity as the managing member of North Sound Legacy Fund LLC and North Sound Legacy Institutional Fund LLC and the investment advisor of North Sound Legacy International Ltd. (the ‘‘Funds’’), who are the holders of such shares. As the managing member or investment advisor, respectively, of the Funds, North Sound has voting and investment control with respect to the shares of common stock held by the Funds. The address of North Sound is 53 Forest Avenue, Suite 202, Old Greenwich, CT 06870. Represents 3,220,000 shares of common stock and 5,400,000 shares of common stock issuable up on exercise of warrants.

Substantially all of the shares of common stock owned by the executive officers and directors of Navios identified above are held in escrow with Continental Stock Transfer & Trust Company, as escrow agent, and shall remain in escrow until the earliest of:

•	December 10, 2007;

•	ISE's liquidation; or

•	the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of Navios' stockholders having the right to exchange their shares of common stock for cash, securities or other property.

During the escrow period, the holders of these escrowed shares will not be able to sell or transfer their securities, except to their spouses and children or trusts established for their benefit, but will retain all other rights as Navios stockholders, including, without limitation, the right to vote their shares of common stock and the right to receive cash dividends, if declared. If dividends are declared and payable in shares of common stock, such dividends will also be placed in escrow.

B.	Related Party Transactions

In September 2004, ISE, our legal predecessor, issued 4,250,000 shares of ISE common stock, which, by virtue of the acquisition of Navios by ISE and reincorporation through the merger of ISE with and into Navios, became Navios common stock, to the individuals set forth below for $25,000 in cash, at an average purchase price of approximately $0.006 per share, as follows:

Name	Number of Shares	Relationship to Navios
Angeliki Frangou	4,000,000	Chairman of the Board and Chief Executive Officer
Vasiliki Papaefthymiou	210,000	Executive Vice President − Legal, Secretary and Director
Spyridon Magoulas	15,000	Director
Julian David Brynteson	15,000	Former Director
John Stratakis	10,000	Director

In June 2006, Ms. Angeliki Frangou, Navios's Chairman, participated in the warrant exercise transaction, as further described under ‘‘Share Capital’’ on page 63, whereby certain qualifying shareholders were able to exercise their outstanding publicly traded warrants at a reduced exercise price from $5.00 to $4.10.

On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki − Ikodomiki −

Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, our Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of the Company’s subsidiaries. The total annual lease payments are EUR 420,000 (approximately $500,000) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were similar to those that would have been agreed with a non-related third party. The lease payments are subject to annual adjustments starting form the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On December 19, 2005 Navios concluded an agreement to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Angeliki Frangou family the Company’s Chairman and Chief Executive Officer. On December 22, 2005, Navios took delivery of the first two vessels, the Navios Libra II and the Navios Alegria built in 1995 and 2004 respectively. The third vessel, the Navios Felicity built in 1997, was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was USD$119.8 million and was funded (i) with $13.0 million of Navios’ available cash; (ii) with $80.3 million from bank financing and (iii) through the issuance of 5,500,854 shares of Navios authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 for Navios Gemini S. (1,161,535 shares). Navios believes the terms of the purchase agreements for these vessels were the same as could have been expected in an arm’s length transaction.

Prior to the acquisition and incorporation of ISE on August 25, 2005, an initial stockholder of ISE (who became an officer and principal stockholder of Navios) advanced a total of $8.6 million to ISE in the form of non-interest bearing loans. These funds were used to pay costs related to the acquisition and were repaid by Navios following completion of the August 25, 2005 transaction.

On November 29, 2004, ISE's board of directors authorized a stock dividend of approximately 0.676 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to approximately $0.004 per share.

The holders of the majority of these shares will be entitled to make up to two demands that Navios register these shares pursuant to a registration rights agreement previously entered into. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, which, except in limited circumstances, is not before December 2007. In addition, these stockholders have certain ‘‘piggy-back’’ registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Navios will bear the expenses incurred in connection with the filing of any such registration statements.

As of December 16, 2004, Ms. Frangou had advanced a total of approximately $350,000 to ISE, on a non-interest bearing basis, for payment of offering expenses on ISE's behalf. These loans were paid without interest on December 21, 2004. In addition, Ms. Frangou agreed to loan ISE funds to cover its transaction expenses, including bank commitment fees and deposits, in connection with the acquisition of Navios that exceed the amount of funds held outside of ISE's trust, which loan in the aggregate amount of approximately $8.6 million was repaid, without interest, at the closing of the acquisition of Navios

In August 2004, prior to Navios becoming a public company, Navios advanced to one of its shareholders and executive officers the amount of $50,000. The loan was repaid in full during the year. No interest was calculated for the duration of this loan.

Navios owns 50% of the common stock of Acropolis Chartering and Shipping Inc., or Acropolis. Navios also uses Acropolis as a broker and paid commissions to Acropolis during the years ended December 31, 2005 and 2004 of $612,000, and $877,000, respectively. During the years ended December 31, 2005 and 2004, Navios received dividends of $972,000 and $699,000, respectively. As of December 31, 2004, $147,000 representing commissions was due to Acropolis.

During the year ended December 31, 2003, Navios (predecessor) utilized Levant Maritime Company Ltd. (‘‘Levant’’) as an agent. Agency fees paid to Levant amounted to $1,003,000 for the year ended December 31, 2003. Levant is a company that is not included in the consolidated financial statements. The management of Levant was carried out by one of the Navios (predecessor) executives. Levant ceased to provide services to Navios (predecessor) in 2003.

During 2003 and 2002, prior to Navios becoming a public company, Navios used Levant Maritime Company Ltd., or Levant, as an agent. Agency fees paid to Levant amounted to $1,003,000 and $846,000 respectively. Levant was managed by a former director and shareholder of Navios, and Navios ceased using Levant's services as of December 31, 2003.

In November 2002, prior to Navios becoming a public company, a predecessor company to Navios issued a promissory note for $367,000 to Kastella Trading, Inc., or Kastella, a Marshall Islands Corporation. Interest accrued at 4.6% per year and was payable at the note's due date. Kastella was wholly-owned by one of the predecessor company's executives. This loan was repaid in full in 2004.

In January 2002, Navios (predecessor) advanced to one of its shareholders and executives the amount of $70,000. The outstanding balance of $65,000 was fully repaid during 2004. The loan bore interest at a variable rate linked to the Company’s investment rate and was secured by the shareholder’s ownership in Navios (predecessor), which amounted to 1,500 shares.

All ongoing and future transactions between Navios and any of its officers and directors or their respective affiliates, including loans by Navios' officers and directors, if any, will be on terms believed by Navios to be no less favorable than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval, in each instance by a majority of Navios' uninterested ‘‘independent’’ directors or the members of Navios' board who do not have an interest in the transaction, in either case who had access, at Navios' expense, to its attorneys or independent legal counsel.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Legal Proceedings:    The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company's financial position, results of operations or liquidity.

Dividend Policy:     At the present time, Navios intends to retain most of its available earnings generated by operations for the development and growth of the business. In addition, the terms and provisions of our current secured credit facility limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also Long Term Debt Obligations and Credit Arrangements on page 52.) However, subject to the approval of the lenders, Navios' Directors may from time to time consider the payment of dividends and have declared a quarterly cash dividend of $0.0666 per common share.

On February 16, 2006, the Board of Directors resolved a dividend of approximately $3.0 million in respect of the fourth quarter of 2005, paid on March 13, 2006, to stockholders of record as of February 27, 2006.

On June 7, 2006, the Board of Directors resolved that a dividend of approximately $4.1 million in respect of the first quarter of 2006 will be paid on July 5, 2006 to stockholders of records as of June 15, 2006 (Note 24 to the December 31, 2005 financial statements).

B.	Significant Changes

Not applicable.

Item 9.    Listing Details

Currently, the principal trading market for our securities, which includes our common stock, warrants and units, is the Nasdaq National Market under the symbols BULK, BULKW and BULKU, respectively. Prior to November 3, 2005, the principal trading market of our securities was the Over-The-Counter Bulletin Board, or the OTCBB.

The following tables set forth, for the periods indicated, the reported high and low quoted closing prices of our common stock, warrants and units on the Nasdaq National Market commencing from November 3, 2005 and prior to such time on the OTC Bulletin Board since December 10, 2004, the date our legal predecessor, ISE, first became a public company. Prior to August 25, 2005, the date ISE acquired us and subsequently merged with and into us, Navios was a privately held company and there was no public trading market for our securities and the information presented below prior to that date reflects the trading activity of ISE, our legal predecessor. The information presented subsequent to August 25, 2005, reflects the trading activity of us for the period subsequent to us becoming a publicly traded company. Prior to December 10, 2004, there was no established public trading market for our common stock.

On June 21, 2006, the closing price of our common stock, warrants and units was $3.90, $0.31 and $4.35, respectively. The quotations listed below reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a)    For the two most recent full financial years: the annual high and low market prices:

	Common Stock			Warrants			Units
Year Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
December 31, 2005	$4.83	$4.51	56,700	$1.25	$0.58	69,453	$5.96	$5.57	109,900
December 31, 2004	$—	$—	—	—	—	—	$6.90	$6.00	391,166

(b)    For the most recent full financial years and any subsequent period: the high and low market prices for each full financial quarter:

	Common Stock			Warrants			Units
Quarter Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
December 31, 2004	$—	$—	—	—	—	—	$6.90	$6.00	391,166
March 31, 2005	$7.04	$5.25	175,441	$1.96	$0.86	478,750	$10.75	$6.50	118,375
June 30, 2005	$6.15	$5.46	116,303	$1.74	$0.67	167,063	$9.60	$6.55	145,760
September 30, 2005	$6.07	$5.66	71,806	$1.35	$0.84	142,815	$8.73	$7.25	67,140
December 31, 2005	$4.83	$4.51	56,700	$1.25	$0.58	69,453	$5.96	$5.57	109,900
March 31, 2006	$5.12	$4.34	97,772	$0.63	$0.42	96,333	$6.90	$5.26	51,159

(c)    For the most recent six months: the high and low market prices for each month:

	Common Stock			Warrants				Units
Month Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
May 2006	$4.74	$4.46	26,200	$0.480	$0.410	20,400	$5.60	$5.14	90,300
April 2006	$5.00	$4.71	115,600	$0.530	$0.510	2,800	$5.85	$5.75	5,700
March 2006	$4.94	$4.78	8,000	$0.590	$0.540	40,800	$6.00	$16.00	100
January 2006	$4.64	$4.44	1,262,200	$0.530	$0.480	310,100	$5.64	$5.40	635,700
December 2005	$4.83	$4.51	56,700	$0.550	$0.510	69,453	$5.96	$5.57	109,900
November 2005	$5.12	$5.05	56,300	$0.830	$0.830	100	$6.75	$6.70	13,700

Item 10.	Additional Information

A.	Share Capital

On June 7, 2006, Navios announced the exercise of 15,978,280 of its 65,550,000 outstanding warrants resulting in the issuance of 15,978,280 shares of unregistered common stock. Under the agreement with certain qualifying shareholders, the exercise price of the previously outstanding warrants was reduced from $5.00 to $4.10 per share. The net proceeds from the exercise of warrants were approximately $65.5 million. To comply with securities laws, the transaction was limited to certain institutional holders and Navios’ Chairman and principal stockholder.

Ms. Angeliki Frangou, Navios chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise 6,666,280 warrants. Ms. Angeliki Frangou’s unregistered shares will not be registered in the registration statement referred to below.

Navios has agreed to file a registration statement registering the resale of such common stock by August 25, 2006 and to have such registration statement declared effective depending upon certain conditions within 120 days of filing, subject to certain penalties for failure to meet this deadline. To comply with securities laws, the transaction was limited to certain institutional holders and Navios’ Chairman and principal stockholder.

Giving effect to this transaction and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S (see notes 17 and 23 to the December 31, 2005 consolidated financial statements), Navios as of June 15, 2006, has 61,379,134 shares outstanding and 49,571,720 warrants outstanding. The shares outstanding do not include an additional 708,993 shares which Navios has agreed to issue to the Navios' financial advisors. These shares initially will be unregistered and will be issued on or after June 16, 2006 (Note 24 to the December 31, 2005 consolidated financial statements).

B.	Memorandum and Articles of Association

Please refer to Exhibit 3.1 of Form F-1/A, filed with the Securities and Exchange Commission on June 6, 2006 with file number 333-129382, which the Company hereby incorporates by reference.

C.	Material Contracts

Please refer to Item 5.F for a discussion of our option agreement to purchase 6 vessels, the long term debt, the operating lease obligations and the rent obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

D.	Exchange controls

Under the laws of the of the Marshall Islands, Uruguay, Liberia and Malta the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.	Taxation

Marshall Islands Tax Considerations

Navios is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

Federal Income Tax Consequences

General

The following discussion addresses certain United States federal income tax aspects of our business and to the holders of our warrants and common stock. It does not address other tax aspects (including issues arising under state, local and foreign tax laws other than the Marshall Islands), nor does it attempt to address the specific circumstances of any particular stockholder of Navios.

United States Federal Income Tax Considerations

Taxation of Operating Income: In General

Navios is incorporated under the laws of the Marshall Islands. Accordingly, it will be taxed as a foreign corporation by the United States. If Navios were taxed as a domestic corporation, it could be subject to substantially greater United States income tax than contemplated below.

In general, a foreign corporation is subject to United States tax on income that is treated as derived from US source income or that is effectively connected income. Based on its current plans, however, Navios expects that its income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under Section 883 of the Code, and that it will have no effectively connected income. Accordingly, Navios does not expect to be subject to federal income tax on any of its income.

If Navios is taxed as a foreign corporation and the benefits of Code Section 883 are unavailable, Navios’ United States source shipping income that is not effectively connected income would be subject to a four percent (4%) tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Navios believes that no more than fifty percent (50%) of Navios’ shipping income would be treated as United States source shipping income because, under Navios’ current business plan, its shipping income will be attributable to transportation which does not both begin and end in the United States. Thus, the maximum effective rate of United States federal income tax on Navios’ shipping income would never exceed two percent (2%) under the four percent (4%) gross basis tax regime.

To the extent the benefits of Code Section 883 exemption are unavailable and Navios’ international shipping income is considered to be effectively connected income, such income, net of applicable deductions, would be subject to the United States federal corporate income tax. United States corporate income tax would also apply to any other effectively connected income of Navios and to Navios’ worldwide income if it were taxed as a domestic corporation. This could result in the imposition of a tax of up to 35% on Navios’ income, except to the extent that Navios were able to take advantage of more favorable rates that may be imposed on shipping income of domestic corporations or foreign corporations. In addition, as a foreign corporation, Navios could potentially be subject to the thirty percent (30%) branch profits on effectively connected income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business. Since Navios does not intend to have any vessel sailing to or from the United States on a regularly scheduled basis, Navios believes that none of its international shipping income will be effectively connected income.

United States Taxation of Gain on Sale of Vessels

Regardless of whether Navios qualifies for exemption under Code Section 883, it will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel,

provided that the sale is considered to occur outside of the United States as defined under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected than any sale of a vessel by Navios will be considered to occur outside of the United States.

United States Federal Income Taxation of US Holders

As used herein, the term ‘‘US Holder’’ means a beneficial owner of common stock that

•	is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate of which the income is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

•	owns Navios common stock as a capital asset; and

•	owns less than ten percent (10%) of Navios' common stock for United States federal income tax purposes.

If a partnership holds Navios common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding Navios common stock, you should consult your tax advisor.

Tax Treatment of the Warrants

A US Holder generally will not recognize gain or loss upon exercise of a warrant, except with respect to any cash received in lieu of a fractional share. The US Holder will have a tax basis in the shares of Navios common stock received on exercise of the warrant equal to the sum of the US Holder’s tax basis in the warrant and the exercise price paid in respect of the exercise. The holding period of common stock received upon the exercise of a warrant will begin on the day the warrant is exercised. If a warrant expires without being exercised, a US Holder will recognize a capital loss in an amount equal to the US Holder’s tax basis in the warrant.

Generally, a US Holder’s tax basis in a warrant will equal the amount paid by the US Holder to acquire the warrant. The warrants were originally issued as part of a unit comprised of one share of Navios common stock and two warrants. If a US Holder acquired a warrant as part of such a unit, the amount paid for the warrant is the portion of the amount paid for the unit allocable to the warrant, based on the relative fair market values of the warrant and the Navios common stock comprising the unit on the date of acquisition. By analogy to other provisions of the Code, Navios’ allocation of the value of the warrant may be binding on US Holders who acquired their warrants at original issue, but not on the Internal Revenue Service, unless the US Holder explicitly discloses a contrary position in a statement attached to the US Holder’s timely ﬁled United States federal income tax return for the taxable year in which the US Holder acquired the unit.

Adjustments to the exercise price of the warrants, or the failure to make adjustment, may in certain circumstances result in the receipt of taxable constructive dividends by the US Holders, in which event the US Holder’s tax basis in the warrants would be increased by an amount equal to the constructive dividend.

See also discussion under ‘‘United States Federal Income Taxation of US Holders — Sale, Exchange or other Disposition of Common Stock or Warrants’’.

Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by Navios with respect to Navios common stock to a US Holder will generally constitute dividends to the extent of Navios’ current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the US Holder’s gross income. Distributions in excess of such earnings and profits will first be treated as an on taxable return of capital to the extent of the US Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios is not a United States corporation, US Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions it receives from Navios. Dividends paid with respect to Navios’ common stock will generally be treated as ‘‘passive income’’ for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on Navios common stock to a US Holder who is an individual, trust or estate, a US Non-Corporate Holder, will, under current law, generally be treated as ‘‘qualified dividend income’’ that is taxable to such US Non-Corporate Holder a preferential tax rates (through 2010), provided that (1) the commons tock is readily tradable on an established securities market in the United States (such as the NASDAQ National Market); (2) Navios is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios does not believe it is or will be); (3) the US Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (4) the US Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any ‘‘extraordinary dividend’’ generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock paid by Navios. If Navios pays an ‘‘extraordinary dividend’’ on its common stock that is treated as ‘‘qualified dividend income’’, then any loss derived by a US Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that any dividends paid on Navios common stock will be eligible for these preferential rates in the hands of a US Non-Corporate Holder, although Navios believes that they will be so eligible. Any dividends out of earnings and profits Navios pays, which are not eligible for these preferential rates, will be taxed as ordinary income to a US Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Stock or Warrants

Assuming Navios does not constitute a passive foreign investment company for any taxable year, a US Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Navios common stock or warrants in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the US Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of US Non-Corporate Holders are eligible for reduced rates of taxation. A US Holder’s ability to deduct capital losses is subject to certain limitations. See, ‘‘United States Federal Income Tax Considerations United States Tax Consequences’’ above, for a discussion of certain tax basis and holding period issues related to Navios common stock.

Passive Foreign Investment Company Status and Significant Tax Consequences

Special United States federal income tax rules apply to a US Holder that holds stock or warrants in a foreign corporation classified as a ‘‘passive foreign investment company’’ for United States federal income tax purposes. A foreign corporation will be a foreign passive investment company if 75% or more of its gross income for a taxable year is treated as passive income, or if the average percentage of assets held by such corporation during a taxable year which produce or are held to produce passive income is at least 50%. A US Holder of stock or warrants in a passive foreign investment company can be subject to current taxation on undistributed income of such company or to other adverse tax results if it does not elect to be subject to such current taxation.

Navios believes that it will not be a passive foreign investment company because it believes that its shipping income will be active services income and most of its assets will be held for the production of active services income.

Since there is no legal authority directly on point, however, the IRS or a court could disagree with Navios’ position and treat its shipping income and/or shipping assets as passive income or as producing or held to produce passive income. In addition, although Navios intends to conduct its affairs in a manner that would avoid Navios being classified as a passive foreign investment company with respect to any taxable year, it cannot ensure that the nature of its operations will not change in the future.

United States Federal Income Taxation of Non-US Holders

A beneficial owner of common stock (other than a partnership) that is not a US Holder is referred to herein as a Non-US Holder.

Dividends on Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios common stock, unless that income is effectively connected with the Non-US Holder’s conduct of a trade or business in the United States. If the Non-US Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-US Holder in the United States. In the event that Navios were to be taxed as a United States corporation, dividends received by Non-US Holders could be subject to United States withholding tax. See discussion above under ‘‘United States Tax Consequences Taxation of Operating Income: In General’’.

Sale, Exchange or other Disposition of Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Navios' common stock or warrants, unless:

•	the gain is effectively connected with the Non-US Holder's conduct of a trade or business in the United States (and, if the Non-US Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-US Holder in the United States); or

•	the Non-US Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non-US Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock or warrants, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of US Holders. In addition, if the shareholder or warrant holder is a corporate Non-US Holder, the shareholder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of thirty percent (30%), or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate US Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate US Holder and:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder's federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non-US Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8ECI or W-81MY, as applicable.

If the shareholder or warrant holder is a Non-US Holder and sells the Non-U.S. Holder’s common stock or warrants to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common stock or warrants through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common stock or warrants through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder or warrant holder is a non-United States person and certain other conditions are met, or otherwise establishes an exemption.

The conclusions expressed above are based on current United States tax law. Future legislative, administrative or judicial changes or interpretations, which can apply retroactively, could affect the accuracy of those conclusions.

The discussion does not address all of the tax consequences that may be relevant to particular taxpayers in light of their personal circumstances or to taxpayers subject to special treatment under the Code. Such taxpayers include non-US persons, insurance companies, tax-exempt entities, dealers in securities, banks and persons who acquired their shares of capital stock pursuant to the exercise of employee options or otherwise as compensation.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended, and files reports and other information with the SEC. You may read and copy any of the Company's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, NE, Room 1580, Washington, D.C. 20549 and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

The Company ‘‘incorporates by reference’’ information that it files with the SEC, which means that it can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this annual Report on form 20-F and more recent information automatically updates and supersedes more dated information contained by reference in this Annual Report on Form 20-F.

The Company will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to the Company at the following address: Navios Maritime Holdings Inc., 85 Akti Miouli Street, Piraeus, Greece 185 38, Attention: Corporate Secretary.

I.	Subsidiary Information

Not applicable.

Item 11.    Quantitative and Qualitative Disclosures about Market Risks

Navios is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios uses interest rate swaps (for interest rate risk), forward exchange contracts (for foreign currency risk), and FFA's (for charter rate risk).

Interest Rate Risk:

Debt Instruments — On December 31, 2005 and December 31, 2004, Navios had a total of $493.4 million and $50.5 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate. All outstanding debt of the predecessor company was repaid on August 18, 2005. A new senior secured credit facility with HSH Nordbank AG, established by ISE to provide a portion of the funds necessary to acquire Navios, was assumed by Navios in the acquisition / reincorporation. $514.4 million was borrowed under this facility on August 25, 2005. The loan was restructured on December 21, 2005, by a new credit facility with HSH Nordbank AG of $649 million. Of this amount $435 million were fully utilized to refinance the balance of the previous facility while the balance of $214 million would be utilized for the acquisition of 10 new vessels. As of December 31, 2005, the Company had drawn down $105.9 million for the acquisition of vessels. The interest rate under the facility, depending on the tranche being borrowed, is LIBOR or the applicable interest rate swap rate, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum. Amounts drawn under the facility are secured by the assets of Navios. The fair market value of Navios fixed rate debt was, and continues to be, its face value. Because the interest on the debt is at a floating rate, changes in interest rates would have no effect on the value of the debt. A change in the LIBOR rate of 100 basis points would change interest expense for year 2005 by $0.66 million.

Interest Rate Swaps — Navios has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios to convert long-term borrowings issued at floating rates into equivalent fixed rates. At December 31, 2005, Navios had entered into three swaps with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $45.8 million. The swaps were entered into at various points in 2001 and mature in 2006 and 2010 in the respective amounts of $23.9 million and $21.9 million. Navios estimates that it would have to pay $1.5 million and $3.1 million to terminate these agreements as of December 31, 2005 and 2004. Navios' net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. The swaps are set by reference to the difference between the 3 month LIBOR (which is the base rate under Navios' long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.4% to 5.65%. However, once market interest rates exceed 7.5%, Navios would only be subject to the market interest rates in excess of the 7.5%.

On December 21, 2005 and in connection with the secured credit facility, Navios entered into an ISDA Agreement with HSH Nordbank AG, providing for (a) interest rate swaps according to which the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $ 171 million and de-escalated down to $

100.5 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $ 82 million and deescalated down to $ 13.25 million following the loan repayment schedule).

Foreign Currency Risk:

Foreign Currency Forward Contracts.    In general, the shipping industry is a dollar dominated industry. Revenue is set in US dollars, and approximately 94% of Navios' expenses are also incurred in US dollars. To cover expenses incurred in Euros, Navios enters into short term forward exchange contracts. These contracts hedge against the fluctuations of the Euro against the US Dollar. Navios has not entered into any new Foreign Exchange Currency contracts since March 28, 2005. Navios purchased €3.0 million at an average rate of 1.30 with a sales value of $3.9 million. During the year ended December 31, 2004, Navios purchased €2.5 million at an average rate of 1.32 with a sales value of $3.3. These contracts mature within twelve months of the balance sheet date for all periods. As of December 31, 2005, all contracts had been settled. Certain of the Company expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at December 31, 2005, would increase or decrease net income by less than $0.1 million.

FFAs Derivative Risk:

Forward Freight Agreements (FFAs) — Navios enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception. If an FFA qualifies for hedge accounting, any gain or loss on the FFA is first recognized when measuring the profit or loss of related transaction. However, for the year ended December 31, 2005 and 2004, none of the FFAs qualified for hedge accounting and, accordingly, all gains or losses from FFAs have been recorded in the statement of operations for such periods. It is anticipated that FFAs will continue to be so treated, and, accordingly, may result in material fluctuation in results from operations.

FFAs generally cover periods ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house. FFAs are settled in cash monthly based on publicly quoted indices. NOS ASA requires both base and margin collaterals. Certain portions of these collateral funds may be restricted at any given time, as determined by NOS ASA. On December 31, 2005 and December 31, 2004, Navios' restricted cash with NOS ASA was $1.0 million and $2.8 million, respectively.

Navios is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. The total principal amount of open FFAs at December 31, 2005 and 2004 was approximately $1.3 million and $1.8 million. A ten percent change in underlying freight market indices would increase or decrease net income by $2.8 million as of December 31, 2005.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

A.	Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934) as of December 31, 2005, have concluded that, as of such date, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time period specified in the SEC's rules and forms. The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

B.	Management’s annual report on internal control over financial reporting.

Not applicable.

C.	Attestation report of registered public accounting firm

Not applicable.

D.	Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting (identified in connection with management's evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materiality affect, the Company’s internal controls over financial reporting.

Item 16A.	Audit Committee financial expert

Navios' Audit Committee consists of three independent directors, Spyridon Magoulas, Rex Harrington and Allan Shaw. The Company’s Board of Directors has determined that Alan Shaw is an ‘‘audit committee financial expert’’ as defined in the instructions of Item 16A of Form 20-F. Mr. Shaw is a United States-Certified Public Accountant and ‘‘independent’’ as determined in accordance with SEC and Nasdaq rules.

Item 16B.	Code of Ethics

Navios has adopted a code of ethics applicable to officers, directors and employees of Navios that complies with applicable guidelines issued by the SEC. The Navios Code of Corporate Conduct and Ethics is available for review on Navios' website at www.navios.com.

Item 16C.	Principal Accountant Fees and Services

Our principal Accountants for fiscal year 2005 and 2004 were PricewaterhouseCoopers S.A. The audit fees for the audit of fiscal year 2005 were $1.9 million. There was no tax, audit related, or other fees billed in 2005.

The audit fees for the audit of fiscal year 2004 were $0.14 million. There was no tax, audit related, or other fees billed in 2004.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from the Company. The Audit Committee has adopted a policy which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditors may be pre-approved.

All audit services and other services provided by PricewaterhouseCoopers S.A., after the formation of our Audit Committee in October 2005 were pre-approved by the audit committee.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

The financial information required by this Item are set forth on pages F-1 to F-45 and are filed as part of this annual report.

Item 19.    Exhibits

Item 8.    Exhibits and Financial Statement Schedules

(a)	Exhibits

3.1		Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
3.2		Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.1		Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.2		Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.3		Specimen Warrant Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.4		Form of Warrant Agreement between Continental Stock Transfer & Trust Company and International Shipping Enterprises, Inc., the legal predecessor of Navios (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.1		Plan and Agreement of Merger, dated as of August 25, 2005, between International Shipping Enterprises, Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
10.2		Form of Stock Escrow Agreement between International Shipping Enterprises, Inc., the legal predecessor of Navios, Continental Stock Transfer & Trust Company and the Initial Stockholders of International Shipping Enterprises, Inc. (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.3		Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios, and the Initial Stockholders (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.4		Stock Purchase Agreement, dated as of February 28, 2005, by and among International Shipping Enterprises, Inc., the legal predecessor of Navios, Navios, the Shareholders' agent and the Shareholders of Navios (Incorporated by reference to International Shipping Enterprises, Inc.'s, the legal predecessor of Navios, Amendment No. 1 to Annual Report on Form 10-K/A filed on April 18, 2005.)
10	.4.1	List of omitted schedules to the Stock Purchase Agreement identified in Exhibit 10.3 (Incorporated by reference to pre-effective Amendment No. 2 of the Registration Statement on Form S-4 of International Shipping Enterprises, Inc. filed on June 27, 2005) (1).
10.5		Facilities Agreement for International Shipping Enterprises, Inc. with HSH Nordbank AG dated July 12, 2005 (replaced with facility identified in Exhibit 10.9) (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005). The Registrant will furnish supplementally a copy of any omitted schedule to the commission upon request.

10.6	Amendment to the Stock Purchase Agreement dated May 27, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated May 27, 2005 and filed on June 3, 2005).
10.7	Second Amendment to the Stock Purchase Agreement dated July 14, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.'s, the legal predecessor of Navios, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005).
10.8	Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios, and the initial stockholders of ISE. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
10.9	Facilities Agreement for Navios Maritime Holdings Inc. with HSH Nordbank AG dated December 21, 2005. The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
10.10	Form of Memorandum of Agreement for vessel acquisitions executed on December 15, 2005 (Alegria, Felicity, Gemini, Libra II) (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

(1)	In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the omitted schedules is filed herewith. The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.

Index

Page
NAVIOS MARITIME HOLDINGS INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Successor)	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Predecessor)	F-3
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2005 (Successor) AND DECEMBER 31, 2004 (Predecessor)	F-4
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005, AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (Predecessor)	F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005, AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (Predecessor)	F-6
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003 (Predecessor)	F-7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc and its subsidiaries (Successor) at December 31, 2005 and the results of their operations and their cash flows for the period from August 26, 2005 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers S.A.

Piraeus, Greece
March 22, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc and its subsidiaries (Predecessor) at December 31, 2004 and the results of their operations and their cash flows for the period from January 1, 2005 to August 25, 2005 and for each of the two years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers S.A.

Piraeus, Greece
March 22, 2006

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars – except per share data)

	Notes	Successor December 31, 2005	Predecessor December 31, 2004
ASSETS
Current Assets
Cash and cash equivalents	4, 12	$37,737	$46,758
Restricted cash	2, 12	4,086	3,513
Accounts receivable, net	5	13,703	15,200
Short term derivative asset	12	45,556	109,310
Short term backlog asset	8	7,019	—
Prepaid expenses and other current assets	6	6,438	13,163
Total current assets		114,539	187,944
Deposit on exercise of vessels purchase options	7	8,322	—
Vessels, port terminal and other fixed assets, net	7, 23	365,997	138,199
Fixed assets under construction		—	2,794
Long term derivative assets	12	28	708
Deferred financing costs, net		11,677	425
Deferred dry dock and special survey costs, net		2,448	435
Investments in affiliates	9, 17	657	557
Long term backlog asset	8	7,744	—
Trade name	8	89,014	2,004
Port terminal operating rights	8	30,728	—
Favorable lease terms	8	117,440	—
Goodwill		40,789	226
Total non-current assets		674,844	145,348
Total Assets		$789,383	$333,292
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$13,886	$14,883
Accrued expenses	10	11,253	7,117
Deferred voyage revenue		6,143	15,135
Short term derivative liability	12	39,992	65,392
Short term backlog liability	8	8,109	—
Current portion of long term debt	11	54,221	1,000
Total current liabilities		133,604	103,527
Long term debt, net of current portion	11	439,179	49,506
Long term liabilities	13	2,297	3,024
Long term derivative liability	12	598	2,444
Long term backlog liability	8	5,947	—
Total non-current liabilities		448,021	54,974
Total liabilities		581,625	158,501
Commitments and Contingencies	15
Stockholders’ Equity
Successor
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock – $ 0.0001 par value, authorized 120,000,000 shares, issued and outstanding 44,239,319		4	—
Predecessor
Common stock – $0.10 par value – authorized, issued and outstanding 874,584 shares		—	87
Additional paid-in capital		205,593	60,570
Legal Reserve, restricted	14	—	289
Retained earnings		2,161	113,845
Total stockholders’ equity		207,758	174,791
Total Liabilities and Stockholders’ Equity		$789,383	$333,292

See notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars – except per share data)

	Note	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31, 2004	Predecessor Year Ended December 31, 2003
Revenue	20	$76,376	$158,630	$279,184	$179,734
(Loss) gain on Forward Freight Agreements	12	(2,766)	2,869	57,746	51,115
Time charter, voyage and port terminal expenses		(39,530)	(91,806)	(180,026)	(136,551)
Direct vessel expenses		(3,137)	(5,650)	(8,224)	(10,447)
General and administrative expenses		(4,582)	(9,964)	(12,722)	(11,628)
Depreciation and amortization	7, 8	(13,582)	(3,872)	(5,925)	(8,857)
Gain (loss) on sale of assets	18	—	—	61	(2,367)
Interest income		1,163	1,350	789	134
Interest expense and finance cost, net	11	(11,892)	(1,677)	(3,450)	(5,278)
Other income		52	1,426	374	1,102
Other expense		(226)	(757)	(1,438)	(553)
Income before equity in net earnings of affiliate companies		1,876	50,549	126,369	56,404
Minority Interest	19	—	—	—	(1,306)
Equity in net Earnings of Affiliated Companies	9, 17	285	788	763	403
Net income		$2,161	$51,337	$127,132	$55,501
Earnings per share, basic		$0.05	$58.70	$139.83	$55.70
Weighted average number of shares, basic	21	40,189,356	874,584	909,205	996,408
Earnings per share, diluted		$0.05	$58.70	$139.83	$55.70
Weighted average number of shares, diluted	21	45,238,554	874,584	909,205	996,408

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Note	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31, 2004	Predecessor Year Ended December 31, 2003
OPERATING ACTIVITIES
Net income		$2,161	$51,337	$127,132	$55,501
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	19	—	—	—	1,306
Depreciation and amortization	7, 8	13,582	3,872	5,925	8,857
Amortization of deferred financing cost		1,253	425	773	565
Amortization of deferred dry dock costs		143	160	249	309
Amortization of backlog		(78)	—	—	—
Provision for losses on accounts receivable	5	411	(880)	(573)	1,021
(Gain) / loss on sale of fixed assets		—	—	(61)	2,367
Unrealized loss/(gain) on FFA derivatives	12	17,074	23,793	(599)	(45,905)
Unrealized (gain)/loss on foreign exchange contracts		(212)	338	44	(170)
Unrealized (gain)/loss on interest rate swaps		(384)	(403)	301	220
Earnings in affiliates, net of dividends received	9, 17	(285)	185	(64)	(325)
Changes in operating assets and liabilities:
Decrease (increase) in restricted cash		433	(1,005)	(281)	309
(Increase) decrease in accounts receivable		(9,193)	11,768	2,721	(12,937)
Decrease (increase) in prepaid expenses and other		2,896	3,762	4,755	(7,778)
(Decrease) increase in accounts payable		(1,321)	(10,172)	708	10,895
Increase (decrease) in accrued expenses		2,332	(1,229)	191	1,732
(Decrease) increase in deferred voyage revenue		(3,961)	(5,032)	(1,833)	7,610
(Decrease) increase in long term liability		(275)	(451)	148	198
Increase (decrease) in derivative accounts		1,505	(4,523)	(2,318)	(2,323)
Payments for dry dock and special survey costs		(1,710)	—	—	—
Net cash provided by operating activities		24,371	71,945	137,218	21,452
INVESTING ACTIVITIES:
Deposit on exercise of vessel purchase options		(8,322)	—	—	—
Acquisition of vessels	7, 17	(110,831)	—	—	—
Purchase of property and equipment	7	(294)	(4,264)	(5,103)	(36,447)
Proceeds from sale of fixed assets		—	—	136	63,041
Net cash (used in) provided by investing activities		(119,447)	(4,264)	(4,967)	26,594
FINANCING ACTIVITIES:
Change in bank overdraft		—	—	—	(1,492)
Proceeds from long term loan	11	105,900	—	91,506	45,325
Repayment of long term debt	11	(126,870)	(50,506)	(139,189)	(76,752)
Repayment of shareholders loan	17	(8,622)	—	367	—
Debt issuance costs		(3,787)	—	(438)	(41)
Acquisition of common stock		—	—	(9,000)	(850)
Issuance of preferred stock		—	—	—	6,440
Redemption of preferred stock		—	—	(15,189)	(686)
Distribution paid to minority interest		—	—	—	(1,360)
Dividends paid		—	—	(40,000)	—
Cash received from downstream merger	3	102,259	—	—	—
Net cash provided by (used in) financing activities		68,880	(50,506)	(111,943)	(29,416)
(Decrease) increase in cash and cash equivalents		(26,196)	17,175	20,308	18,630
Cash and cash equivalents, beginning of year		63,933	46,758	26,450	7,820
Cash and cash equivalents, end of year		$37,737	$63,933	$46,758	$26,450
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$9,932	$2,358	$5,159	$6,794

Non-cash investing and financing activities

•	See Note 3 for assets and liabilities assumed in the down stream merger of ISE

•	See Notes 7 and 17 for issuance of shares in connection with the acquisition of vessels

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars – except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Loan To Shareholder	Legal Reserve (Restricted)	Retained Earnings	Total Stockholders’ Equity
Balance January 1, 2003 (Predecessor)	1,000,000	$100	$70,407	$(367)	$47	$(28,546)	$41,641
Net income	—	—	—	—	—	55,501	55,501
Movement in legal reserve	—	—	—	—	88	(88)	—
Cancellation of common stock	(21,553)	(2)	(848)	—	—	—	(850)
Balance December 31, 2003 (Predecessor)	978,447	98	69,559	(367)	135	26,867	96,292
Net income	—	—	—	—	—	127,132	127,132
Movement in legal reserve	—	—	—	—	154	(154)	—
Repayment of shareholder loan	—	—	—	367	—	—	367
Dividends	—	—	—	—	—	(40,000)	(40,000)
Cancellation of common stock	(103,863)	(11)	(8,989)	—	—	—	(9,000)
Balance December 31, 2004 (Predecessor)	874,584	87	60,570	—	289	113,845	174,791
Net income – year to August 25, 2005	—	—	—	—	—	51,337	51,337
Movement in legal reserve	—	—	—	—	163	(163)	—
Balance August 25, 2005 (Predecessor)	874,584	87	60,570	—	452	165,019	226,128
Elimination of historical stockholders' equity	(874,584)	(87)	(60,570)	—	(452)	(165,019)	(226,128)
Push down of purchase accounting	—	—	607,967	—	—	—	607,967
Downstream merger	39,900,000	4	(423,719)	—	—	—	(423,715)
Issuance of common stock in connection with the acquisition of vessels (Note 7)	4,339,319	—	21,345	—	—	—	21,345
Net income August 26, 2005 to December 31, 2005	—	—	—	—	—	2,161	2,161
Balance December 31, 2005 (Successor)	44,239,319	$4	$205,593	$—	$—	$2,161	$207,758

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of US Dollars – except per share data)

NOTE 1 – DESCRIPTION OF BUSINESS

On December 11, 2002, the shareholders of Anemos Maritime Holdings Inc. (‘‘Anemos’’) and Navios Corporation (‘‘Navios’’) each contributed their respective interests for shares of a newly created entity named Nautilus Maritime Holdings, Inc. (‘‘Nautilus’’), a Marshall Islands corporation. For accounting purposes, Anemos was considered the acquirer. During 2003, Nautilus changed its name to Navios Maritime Holdings Inc.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. (Note 3).

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements ‘‘FFAs’’ and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company's reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons (2004: 205,000 tons; 2003: 165,000 tons). During 2005, shipments totaled 2,057,700 tons (2004: 2,027,200 tons; 2003: 1,811,000 tons) of agricultural and other products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Beginning with these financial statements, in the consolidated statements of cash flows drydock and special survey costs in 2005 in the amount of $1.71 million, which were previously classified as cash flows from investing activities, have been reclassified to cash flows from operating activities to conform to the presentation used in 2006.

(b)	Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the ‘‘Company’’ or ‘‘Navios’’). The consolidated financial statements for the period from August 26, 2005 to December 31, 2005 reflect the Company’s consolidated financial position, results of operations and cash flows as successor while all other periods presented are for the predecessor company (see note 3). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

Subsidiaries:    Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus costs directly attributable to the acquisition. The excess of the cost of acquisition over the fair value of the net tangible and intangible assets acquired and liabilities assumed is recorded as goodwill.

Investments in Affiliates:    Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company's share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Companies included in the consolidation:

Statement of operations
Company Name	Nature / Vessel Name	Country of Incorporation	2005 Successor	2005 Predecessor	2004 Predecessor	2003 Predecessor
Navios Maritime Holdings Inc.	Holding Company	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Navios Corporation	Sub-Holding Company	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Navios International Inc.	Operating Company	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Navimax Corporation	Operating Company	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Navios Handybulk Inc.	Operating Company	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Corporation Navios SA	Operating Company	Uruguay	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Hestia Shipping Ltd.	Operating Company	Malta	10/20-12/31	—	—	—
Anemos Maritime Holdings	Sub-Holding Company	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Navios Shipmanagement Inc.	Management Company	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Achilles Shipping Corporation	Navios Achilles	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Apollon Shipping Corporation	Navios Apollon	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Herakles Shipping Corporation	Navios Herakles	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Hios Shipping Corporation	Navios Hios	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	3/20-12/31
Ionian Shipping Corporation	Navios Ionian	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31
Kypros Shipping Corporation	Navios Kypros	Marshall Is.	8/26-12/31	1/1-8/25	1/1-12/31	2/28-12/31
Meridian Shipping Enterprises Inc.	Navios Meridian	Marshall Is.	11/30-12/31	—	—	—
Mercator Shipping Corporation	Navios Mercator	Marshall Is.	12/30-12/31	—	—	—
Libra Shipping Enterprises Corp.	Navios Libra II	Marshall Is.	12/22-12/31	—	—	—
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	12/22-12/31	—	—	—
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	12/27-12/31	—	—	—
Gemini Shipping Corporation	Navios Gemini S(ii)	Marshall Is.	—	—	—	—
Arc Shipping Corporation	Navios Arc(iii)	Marshall Is.	—	—	—	—
Galaxy Shipping Corporation	Navios Galaxy I(iv)	Marshall Is.	—	—	—	—
Horizon Shipping Enterprises Corporation	Navios Horizon(iv)	Marshall Is.	—	—	—	—
Magellan Shipping Corporation	Navios Magellan(iv)	Marshall Is.	—	—	—	—
Acropolis Shipping & Trading Inc.(i)	Brokerage Company	Liberia	8/26-12/31	1/1-8/25	1/1-12/31	1/1-12/31

(i)	The company is 50% owned by Navios and is accounted for on the equity basis.

(ii)	The vessel was acquired on January 5, 2006 (Note 23)

(iii)	The vessel was acquired on February 10, 2006 (Note 23)

(iv)	Navios Galaxy I and Navios Magellan are expected to be delivered in the week starting March 20, 2006 and Navios Horizon in the first week of April 2006.

(c)	Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted cash: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels' lenders. A portion of the amounts on deposit with NOS ASA are held as base and margin collaterals on active trades. As of December 31, 2005 and 2004, the restricted balance with NOS ASA was $1,000 and $2,768, respectively.

Also included in restricted cash as of December 31, 2005 and 2004 are amounts held as security in the form of letters of guarantee or letters of credit totaling $500 and $745, respectively. In addition at December 31, 2005 restricted cash includes $2,586 held in retention accounts related to collateral for interest rate swaps and accrued interest on loans. No such retention accounts existed at December 31, 2004.

(f)	Insurance claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market as determined on the first in first out basis or market value.

(h)	Vessels, net: In connection with the acquisition / reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of August 25, 2005. Vessels acquisitions subsequent to that date are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(i)	Port Terminal and Other Fixed Assets, net: In connection with the acquisition / reincorporation, the port terminal and other fixed assets owned by Navios (Predecessor) were stated at fair market value as of August 25, 2005. Acquisitions subsequent to that date are stated at cost and are depreciated utilizing the straight – line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Annual depreciation rates used, which approximate the useful life of the assets are:

Port facilities and transfer station	3 to 40 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	6 years

(j)	Fixed assets under construction: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. No interest was capitalized in any of the periods presented.

(k)	Assets Held for Sale: It is the Company's policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or the Disposal of Long-Lived Assets’’, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(l)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the assets carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(m)	Deferred Dry-dock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey. For the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the years ended December 31, 2004 and 2003 the amortization was $143, $160, $249 and $309, respectively. Accumulated amortization as of December 31, 2005 and 2004 was $143 and $795, respectively.

(n)	Asset Retirement Obligation: The Company adopted SFAS No. 143, ‘‘Accounting for Asset Retirement Obligations’’ as of January 1, 2003. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2005 and 2004, the asset balance was $22 and $23, respectively. At December 31, 2005 and 2004, the liability balance associated with the lease of port terminal was $30 and $28, respectively.

(o)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. During December 2005, the Company refinanced the credit facility obtained on July 12, 2005 (Note 11), which was not accounted for in the same manner as a debt extinguishment. Therefore, fees paid to the bank associated with the new loan and, along with any existing unamortized premium or discount, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred. Amortization for the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the years ended December 31, 2004 and 2003 was $1,253, $425, $773 and $565, respectively.

(p)	Goodwill and Other Intangibles: As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit's goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. The Company determined that there was no impairment of goodwill during the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the years ended December 31, 2004 and 2003.

All of the Company’s intangible assets were valued at August 25, 2005 in a process that included the use of independent appraisers. The fair value of the trade name was determined based on the ‘‘relief from royalty’’ method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32.0
Favorable lease terms (*)	8.0
Port terminal operating rights	40.0
Backlog asset – charter out	2.8
Backlog asset – port terminal	3.6
Backlog liability – charter out	2.1

(*)	The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels as of August 25, 2005. As of December 31, 2005, $50 had been transferred to the acquisition cost of Navios Meridian. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8).

(q)	Foreign Currency Translation: The consolidated financial statements are prepared in US Dollars. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company's wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas the Company's wholly-owned vessel subsidiaries and the vessel management subsidiary transacts a nominal amount of their operations in Euros; however, all of the subsidiaries' primary cash flows are US dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange losses recognized in the consolidated statement of operations for the period from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the years ended December 31, 2004 and 2003 were $(110), $(482), $(197) and $(431), respectively.

(r)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, ‘‘Accounting for Contingencies’’, as interpreted by the FASB Interpretation No. 14, ‘‘Reasonable Estimation of the Amount of a Loss’’, if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 14, ‘‘Uruguayan Subsidiary Legal Reserve’’ and Note 15, ‘‘Commitments and Contingencies’’ for further discussion.

The Company participates in Protection and Indemnity (P&I) insurance coverage plans provided by mutual insurance societies known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums to fund operating deficits incurred by the clubs (‘‘back calls’’). Obligations for back calls are accrued annually based on information provided by the clubs regarding supplementary calls.

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2005, the balance for provision for loss making voyages in progress was $0 (2004: $1,345).

(s)	Segment Reporting: The Company accounts for its segments in accordance with SFAS No. 131, ‘‘Disclosure about Segments of an Enterprise and Related Information’’. SFAS No. 131 requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company's methods of internal reporting and management structure, the Company has two reportable segments: Vessel Operations and Port Terminal.

(t)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from the following sources, (1) transportation of cargo, (2) time charter of vessels and, (3) port terminal operations in Uruguay. During the period January 1, 2003 to March 11, 2003 the Company also generated revenue from vessels contributed to the Navimax Pool, and a Navimax Pool management fee.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. To conform to U.S. GAAP, the Company changed its policy effective October 1, 2005, to recognize voyage expenses as incurred. The difference between the new method and the method reflected in the 2004 and 2003 financial statements is not material and, therefore, those periods have not been restated. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the ocean going vessels. Revenues are recognized upon completion of loading the ocean going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean going vessel.

Revenue from vessels contributed to Navimax Pool was recognized when earned. The Pool ceased operation on March 11, 2003. The Pool, which was managed by a subsidiary of the Company, recognized its revenue on a percentage of completion basis, based on per day estimates and ratably over the period. The Company's earnings represent its proportionate share of the Pool's revenue less operating expenses and management fee, determined by a predetermined formula agreed by pool participants.

Forward Freight Agreements (FFAs): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, quarterly the FFAs are ‘‘marked to market’’ to determine the fair values which generate unrealized gains or losses. FFAs trading generally have not qualified as hedges for accounting purposes, and, as such, the trading of FFAs could lead to material fluctuations in the Company's reported results from operations on a period to period basis. See note 12.

Deferred Voyage Revenue: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Time Charter, Voyage and Port Terminal Expense: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

Direct Vessel Expense: Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of dry-docking and special survey costs.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expense over the voyage or charter period.

(u)	Employee benefits:

Pension and retirement obligations-crew: The Company's ship-owning subsidiary companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or postretirement benefits.

Provision for employees' severance and retirement compensation: The employees in the Company's office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees' termination indemnities liability. This liability amounted to $20 and $74 at December 31, 2005 and 2004, respectively.

U.S. Retirement savings plan: The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan's eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See Note 13.

Other post-retirement obligations: The Company has a legacy pension arrangement for certain Bahamian, Uruguayan and former Navios Corporation employees. The entitlement to these benefits is only to these former employees. The expected costs of these benefits are accrued each year, using an accounting methodology similar to that for defined benefit pension plans. These obligations are valued annually by independent actuaries.

(v)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: The Company's activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its exposure to customers and counter-parties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counter-parties and cash transactions are limited to high quality credit financial institutions.

Interest rate risk: The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of other income or expense over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of operations. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the statement of operations.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

Accounting for derivative financial instruments and hedge activities:

The Company enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. See Note 12.

The Company also trades dry bulk shipping FFAs with NOS ASA, a Norwegian clearing house. NOS ASA calls for both base and margin collaterals, which are funded by the Company, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA are determined from the NOS valuation.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges. Since they neither qualify as a hedge nor do they meet the criteria for hedge accounting all gains or losses are reflected in the statement of operations. For the period

August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and the years ended December 31, 2004 and 2003, none of the FFAs, foreign exchange contracts or interest rate swaps qualifies for hedge accounting treatment. Accordingly, all gains or losses have been recorded in statement of operations for the periods presented.

(w)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.

(x)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America (Note 22).

(y)	Dividends: Dividends are recorded in the Company's financial statements in the period in which they are declared.

(z)	Guarantees: The Company accounts for guarantees in accordance with FASB Interpretation No. 45 (FIN 45), ‘‘Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’. Under FIN 45 a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party or guarantees on product warranties. For those guarantees excluded from FIN 45's fair value recognition provision, financial statement disclosures of their terms are made.

(aa)	Recent Accounting Pronouncements:

In March 2005 the U.S. Securities and Exchange Commission, or SEC, released Staff Accounting Bulletin 107, ‘‘Share-Based Payments’’, or SAB 107. The interpretations in SAB 107 express views of the SEC staff, or staff, regarding the interaction between SFAS 123R and certain SEC rules and regulations, and provide the staff's views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB 107 provides guidance related to share-based payment transactions with non-employees, the transition from nonpublic to public entity status, valuation methods (including assumptions such as expected volatility and expected term), the accounting for certain redeemable financial instruments issued under share-based payment arrangements, the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS 123R in an interim period, capitalization of compensation cost related to share-based payment arrangements, the accounting for income tax effects of share-based payment arrangements upon adoption of SFAS 123R, the modification of employee share options prior to adoption of SFAS 123R and disclosures in Management's Discussion and Analysis subsequent to adoption of SFAS 123R. The adoption of this interpretation will not have an effect on the Company's statement of financial position or results of operations

In March 2005, the Financial Accounting Standards Board issued FIN 47 as an interpretation of FASB Statement No. 143, Accounting for Asset Retirement Obligations (FASB No. 143). This interpretation clarifies that the term conditional asset retirement obligation as used in FASB Statement No. 143, refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. The obligation to perform the asset retirement activity is unconditional even though uncertainty exists about the timing and/or method of settlement. Accordingly, an entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. This interpretation also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this interpretation did not have an effect on the Company's statement of financial position or results of operations.

In March 2005, the Financial Accounting Standards Board issued Statement No. 154, Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and FASB Statement No. 3. The Statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. Statement No. 154 requires retrospective applications to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. Opinion 20 previously required that most voluntary change in accounting principle be recognized by including in net income of the period of the change the cumulative effect of changing to the new accounting principle. Statement No. 154 improves financial reporting because its requirements enhance the consistency of financial information between periods. The Company cannot determine what effect Statement No. 154 will have with regard to any future accounting changes. This statement will be effective for the Company for the fiscal year beginning on January 1, 2006.

On November 3, 2005, Financial Accounting Standards Board issued Financial Staff Position (FSP) numbers 115-1 and 124-1 providing guidance for the application of FAS 115. These FSPs are effective for the Company beginning on January 1, 2006 and address the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. They also state that impairment of investments in debt securities must be assessed on an individual basis. Adoptions of these interpretations are not expected to have a significant effect on the Company's statement of financial position or results of operations.

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments – an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. We are currently evaluating the impact SFAS 155 will have on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

NOTE 3: ACQUISITION/ REINCORPORATION

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. The Company reports to the Securities and Exchange Commission under the rules governing Foreign Private Issuers.

This transaction was recorded in two steps. In step one, ISE recorded the $594.4 million total cash purchase price, plus $14.2 million in allocable transaction costs, by allocating such cost to the assets acquired in accordance with their fair market value on the acquisition date. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. In step two, which immediately followed, ISE effected a ‘‘downstream merger’’ with and into Navios. The assets and liabilities of ISE, which reflected the acquisition of Navios, became the assets and liabilities of Navios. The shareholders’ equity of ISE became the shareholders’ equity of Navios. The results of operations of Navios to August 25, 2005, are labeled as ‘‘Predecessor’’ and remain historically reported. The results of operations from August 26, 2005 forward are labeled as ‘‘Successor’’ and reflect the combined operations of Navios and ISE. The Stock Purchase Agreement required a purchase price adjustment based on an EBITDA target for the period from January 1, 2005 to August 31, 2005. The $594.4 million cash purchase price reflects a preliminary price adjustment based on the EBITDA target included in the contract and was adjusted by approximately $0.6 million based on a final calculation.

Approximately $412.0 million of the purchase price was obtained from a $514.4 million secured credit facility, entered into on July 12, 2005 and funded on August 25, 2005, with HSH Nordbank AG which was refinanced on December 21, 2005 (Note 11). The senior secured credit facility was assumed by Navios in connection with the acquisition and reincorporation.

The purchase accounting adjustments, presented in the following table, result from a valuation process that included the use of independent appraisers. The amounts allocated to accrued liabilities and goodwill continue to be preliminary pending finalization and full implementation of the restructuring discussed below. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at August 25, 2005. The following table also shows the roll forward of the balance sheet of Navios (predecessor) as of August 25, 2005 to Navios (successor) on August 25, 2005 and is being presented solely to reflect the acquisition and reincorporation (downstrem merger) as though the two transactions occured separately in two steps, and not concurrently:

	August 25, 2005
	Predecessor	Successor
	Navios	Purchase Accounting Adjustments	Fair Value of Assets & Liabilities Acquired	ISE(2)	Navios
	a	b	c=a+b	d	e=c+d
Cash and cash equivalents	$63,933	$—	$63,933	$102,259	$166,192
Short term derivative assets	53,800	—	53,800	—	53,800
Short term backlog asset	—	5,246	5,246	—	5,246
Prepaid voyage costs	7,416	—	7,416	—	7,416
Other current assets	10,700	—	10,700	657	11,357
Total current assets	135,849	5,246	141,095	102,916	244,011
Vessels	113,329	81,789	195,118	—	195,118
Port terminal	26,714	(15)	26,699	—	26,699
Port terminal operating rights	—	31,000	31,000	—	31,000
Trade name	1,947	88,053	90,000	—	90,000
Favorable lease terms	—	139,680	139,680	—	139,680
Deferred financing cost	—	—	—	9,143	9,143
Long term backlog asset	—	9,584	9,584	—	9,584
Other non-current assets	6,890	—	6,890	9	6,899
Goodwill	226	40,563	40,789	—	40,789
Total assets	284,955	395,900	680,855	112,068	792,923
Accounts payable	4,711	—	4,711	10,496	15,207
Accrued expenses	5,888	1,361	7,249	2,296	9,545
Deferred voyage revenue	10,103	—	10,103	—	10,103
Short term derivative liability	31,721	—	31,721	—	31,721
Short term backlog liability	—	6,052	6,052	—	6,052
Notes due to shareholder	—	—	—	8,621	8,621
Current portion of long term debt	—	—	—	173,870	173,870
Total current liabilities	52,423	7,413	59,836	195,283	255,119
Long term debt	—	—	—	340,500	340,500

	August 25, 2005
	Predecessor	Successor
	Navios	Purchase Accounting Adjustments	Fair Value of Assets & Liabilities Acquired	ISE(2)	Navios
	a	b	c=a+b	d	e=c+d
Long term backlog liability	—	6,648	6,648	—	6,648
Other long term liabilities	6,404	—	6,404	—	6,404
Total liabilities	58,827	14,061	72,888	535,783	608,671
Stockholder’s equity	226,128	381,839 (1)	607,967	(423,715)	184,252
Total liabilities & stockholders’ equity	$284,955	$395,900	$680,855	$112,068	$792,923

(1)	Represents total allocable purchase price consisting of cash consideration of $593,764 plus transaction costs of $14,203.

(2)	Represents assets and liabilities assumed by Navios in the downstream merger with ISE.

Calculation of Allocable Purchase Price:
Initial cash consideration	$594,370
Final price adjustment	(606)
Allocable transaction costs	14,203
Total allocable purchase price	$607,967
Allocation of purchase price:
Navios net assets acquired (at book value)	$226,128
Write off of Navios pre-merger goodwill	(226)
Fair value adjustments to assets acquired:
Write up of vessels to fair value	81,789
Write down of port terminal assets	(15)
Allocation of purchase price to intangibles:
Port terminal operation rights	31,000
Trade name	88,053
Favorable lease terms	139,680
Backlog asset	14,830
Backlog liability	(12,700)
Restructuring reserve	(1,361)
Fair value of assets acquired	567,178
Goodwill	40,789
Total allocable purchase price	$607,967

Vessels were written up to their fair market value. The port fixed assets were valued based on replacement cost less accumulated depreciation. Fair value of the intangible assets identified (Port operating rights, Tradename, Leases and Backlog assets and liabilities) were determined using generally accepted valuation methodologies. The Port operating rights were valued using a form of the income approach known as the Build-Out method. The Tradename was valued using a form of the Income Approach known as the Relief From Royalties method. The Favorable Leases were valued using a method of the Market Approach wherein the Company’s actual lease costs are compared to market-based lease costs. The Purchase Options were valued though a comparison of their exercise prices to expected vessel values. Backlog Assets and liabilities were valued using a method of the Income Approach known as excess earnings method. The assembled workforce was valued at $360 using the Cost Approach known as replacement cost method and is included in Goodwill.

The acquired intangible assets and liabilities at the acquisition date are listed below. Where applicable, they are amortized using the straight line method over the periods indicated below:

Description	Fair Value As at August 26, 2005	Weighted Average Amortization Period (Years)
Trade name	$90,000	32.0
Favorable lease terms(*)	139,680	8.0
Port terminal operating rights	31,000	40.0
Backlog asset – charter out	14,200	2.8
Backlog asset – port terminal	630	3.6
Backlog liability – charter out	(12,700)	2.1
Total	$262,810

(*)	The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels at the end of the lease term. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8).

Goodwill arising from the acquisition has been allocated to the Company’s segments as follows:

Vessels operations	$26,218
Port terminal operations	14,571
$40,789

At the time of the August 25, 2005 acquisition, ISE’s senior management anticipated implementing a strategic post-acquisition plan for the relocation of the Company’s offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house the Company’s headquarters. Management has commissioned an internal task force to implement this plan. This cost will include the cost of lease terminations, the write off of leasehold improvements at the offices vacated and severance. This plan will be implemented during the first half of 2006. A provision for the $1,361 cost of this plan has been included in the accompanying financial statements as a part of purchase accounting.

The following table presents the unaudited pro forma results as if the acquisition, downstream merger and related financing had occurred at the beginning of each of the periods presented during 2005 and 2004 (in thousands, except for numbers of and amounts per share):

	Years ended December 31,
	2005	2004
	Unaudited	Unaudited
Gross revenues	$235,006	$279,184
Net income	$24,822	$80,359
Basic earnings per share	$0.62	$2.01
Diluted earnings per share	$0.59	$2.01
Average shares outstanding during the period presented	40,001,473	39,900,000
Warrants assumed to be outstanding	65,550,000	65,550,000
Proceeds to Company on exercise of warrants	327,750,000	327,750,000
Assumed market price for repurchase of incremental shares	5.15	5.00
Number of shares assumed to be repurchased	63,698,774	65,550,000
Incremental shares on exercise of warrants	1,851,226	—
Total number of shares assumed to be outstanding for dilution purposes	41,852,699	39,900,000

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition, downstream merger and related financing had occurred at the beginning of each of the periods presented.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	Successor December 31, 2005	Predecessor December 31, 2004
Cash on hand and at banks	$22,089	$18,647
Short-term deposits and highly liquid funds	15,648	28,111
Total cash and cash equivalents	$37,737	$46,758

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivables consist of the following:

	Successor December 31, 2005	Predecessor December 31, 2004
Accounts receivables	$14,114	$17,491
Less: Provision for doubtful receivables	(411)	(2,291)
Accounts receivables, net	$13,703	$15,200

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Predecessor
Year ended December 31, 2003	$(1,843)	$(1,512)	$491	$(2,864)
Year ended December 31, 2004	(2,864)	(294)	867	(2,291)
January 1, 2005 to August 25, 2005	(2,291)	—	880	(1,411)
Successor
August 26, 2005 to December 31, 2005 (*)	—	(411)	—	(411)

(*)	All of the Company’s accounts receivable were recorded at their estimated fair value on August 25, 2005 as part of the purchase accounting process discussed in Note 3. As a result, the reserve for doubtful accounts was eliminated at August 26, 2005.

Concentrations of credit risk with respect to accounts receivables are limited due to the Company's large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company's trade receivables. For the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005, two customers from the Vessel Operations segment accounted for approximately 14.8% and 11.9% each of the Company's revenue, respectively. For the years ended December, 31 2004 and 2003, one customer from the Vessels Operation segment accounted for approximately 15.92% and 29.4% of the Company's revenue, respectively.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	Successor December 31, 2005	Predecessor December 31, 2004
Prepaid voyage costs	$3,793	$11,120
Claims receivables, net	1,234	296
Advances to agents	829	1,492
Inventories	425	255
Other	157	—
Total prepaid expenses and other current assets	$6,438	$13,163

Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts current due to the Company. All amounts are shown net of applicable deductibles.

Advances to agents are made up of funds sent to port agents for port charges, tolls, canal fees and other voyage related expenses.

NOTE 7:	VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$131,347	$(10,597)	$120,750
Additions	385	(4,904)	(4,519)
Balance December 31, 2004 (Predecessor)	131,732	(15,501)	116,231
Adjustments	—	(28)	(28)
Additions	311	(3,185)	(2,874)
Balance August 25, 2005 (Predecessor)	132,043	(18,714)	113,329
Revaluation in connection with purchase accounting	63,075	18,714	81,789
Additions	147,153	(3,188)	143,965
Balance December 31, 2005 (Successor)	$342,271	$(3,188)	$339,083

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$18,930	$(564)	$18,366
Transfer amounts from assets under construction	1,448	—	1,448
Additions	1,814	(667)	1,147
Disposals	(24)	7	(17)
Balance December 31, 2004 (Predecessor)	22,168	(1,224)	20,944
Adjustments	—	8	8
Additions	339	(480)	(141)
Balance August 25, 2005 (Predecessor)	22,507	(1,696)	20,811
Revaluation in connection with purchase accounting	4,192	1,696	5,888
Additions	295	(295)	—
Balance December 31, 2005 (Successor)	$26,994	$(295)	$26,699

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$1,960	$(721)	$1,239
Additions	109	(266)	(157)
Disposals	(229)	171	(58)
Balance December 31, 2004 (Predecessor)	1,840	(816)	1,024
Additions	32	(150)	(118)
Balance August 25, 2005 (Predecessor)	1,872	(966)	906
Revaluation in connection with purchase accounting	(1,068)	966	(102)
Charge to relocation accrual	—	(517)	(517)
Additions	6	(78)	(72)
Balance December 31, 2005 (Successor)	$810	$(595)	$215

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$152,237	$(11,882)	$140,355
Transfer from assets under construction	1,448	—	1,448
Additions	2,308	(5,837)	(3,529)
Disposals	(253)	178	(75)
Balance December 31, 2004 (Predecessor)	155,740	(17,541)	138,199
Adjustments	—	(20)	(20)
Additions	682	(3,815)	(3,133)
Balance August 25, 2005 (Predecessor)	156,422	(21,376)	135,046
Revaluation in connection with purchase accounting	66,199	21,376	87,575
Charge to relocation accrual	—	(517)	(517)
Additions	147,454	(3,561)	143,893
Balance December 31, 2005 (Successor)	$370,075	$(4,078)	$365,997

During December 2005, the Company acquired three vessels for a total consideration of approximately $95.0 million from companies affiliated with the Company’s CEO. The purchase price was paid with $65.1 million drawn from the Company’s credit facility, $8.5 million from available cash and issuance of 4,339,319 shares of Company’s common stock. The stock issued in this transaction was valued at $4.96 per share for the first two vessels and $4.82 per share for the third vessel for a total value of $21.3 million (Note 17). The values per share are based on quoted market prices at the respective delivery dates of the vessels.

Per SFAS 95, when some transactions are part cash and part non-cash, only the cash portion shall be reported in the statement of cash flows. Hence, the non cash effect of this common stock on Paid-in-Capital has to be offset against the total consideration of the vessels and is disclosed under non-cash investing and financing activities.

The Company has deposited $8,322 in a restricted account in connection with the acquisition of four option vessels, the Navios Arc, Navios Magellan, Navios Horizon and Navios Galaxy I, expected to be delivered in the first four months of 2006 (Note 23).

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2005 and 2004 consist of the following:

	Successor			Predecessor
	Balance	Accumulated Amortization	Net Book Value December 31, 2005	Balance	Accumulated Amortization	Net Book Value December 31, 2004
Trade name	$90,000	$(986)	$89,014	$2,184	$(180)	$2,004
Port terminal operating rights	31,000	(272)	30,728	—	—	—
Favorable lease terms	125,167	(7,727)	117,440	—	—	—
Backlog assets	16,830	(2,067)	14,763	—	—	—
Backlog liabilities	(16,200)	2,144	(14,056)	—	—	—
Total	$246,797	$(8,908)	$237,889	$2,184	$(180)	$2,004

	Successor	Predecessor
	Amortization Expense August 26, 2005 to December 31, 2005	Amortization Expense January 1, 2005 to August 25, 2005	Amortization Expense Year ended December 31, 2004	Amortization Expense Year ended December 31, 2003
Trade name	$(986)	$(57)	$(88)	$(87)
Port terminal operating rights	(272)	—	—	—
Favorable lease terms	(8,763)	—	—	—
Backlog assets	(2,067)	—	—	—
Backlog liabilities	2,144	—	—	—
Total	$(9,944)	$(57)	$(88)	$(87)

The aggregate amortization of acquired intangibles for the next five years will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Five Year Aggregate
Tradename	$2,812	$2,812	$2,820	$2,812	$2,812	$14,068
Favorable lease terms	11,949	10,914	11,389	11,358	9,135	54,745
Port terminal operating rights	775	774	777	775	775	3,876
Backlog asset – charter out	5,071	5,072	2,279	—	—	12,422
Backlog asset – port terminal	175	175	175	43	—	568
Backlog liability – charter out	(6,052)	(4,526)	—	—	—	(10,578)
	$14,730	$15,221	$17,440	$14,988	$12,722	$75,101

NOTE 9:    INVESTMENT IN AFFILIATES

The Company has a 50% interest in Acropolis Chartering & Shipping, Inc., a brokerage firm for freight and shipping charters. Although Navios owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends for 2004 and thereafter, will be allocated 35% to the Company (2003: 40% to the Company) with the balance to the other shareholder. As of December 31, 2005 and 2004, the carrying amount of the investment was $657 and $557, respectively. Dividends received for the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the years ended December 31, 2004 and 2003 were $0, $973, $699 and $78, respectively. See Note 17.

NOTE 10:    ACCRUED EXPENSES

Accrued expenses consist of the following:

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Payroll	$311	$1,312
Accrued Interest	707	260
Accrued voyage expenses	2,191	1,442
Provision for losses on voyages in progress	—	1,345
Accrued lease liability	473	239
Audit fees and related services	1,261	142
Finance fees	2,601	—
Relocation reserve	840	—
Professional fees	1,120	10
Other accrued expenses	1,749	2,367
Total accrued expenses	$11,253	$7,117

NOTE 11:    BORROWINGS

Borrowings consist of the following:

	Successor	Predecessor
	December 31, 2005	December 31, 2004
2004 Revolving Credit Facilities	$—	$40,506
2004 Term Loan	—	10,000
Credit Facility	493,400	—
Total borrowings	493,400	50,506
Less current portion	(54,221)	(1,000)
Total long term borrowings	$439,179	$49,506

Credit facility:    On August 18, 2005, the Company closed out its then existing loan facility and repaid the $49.8 million outstanding on that date. This prepayment was made using available funds and no penalties were incurred. On July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649 million. Of the $649 million, $435million was related to the outstanding balance of the credit facility described above and the additional $214 million was used to finance the acquisition of ten new vessels. Of the $214 million Navios has drawn $106 million as of December 31, 2005.

The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum, depending on the tranche being borrowed, and the applicable rate from interest rate swaps, which are required by the lender to limit the Company's exposure to interest rate fluctuations. Amounts drawn under the facility are secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days' written notice. The facility requires mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

The credit facility contains a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company's Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

2004 Revolving Credit Facilities:    On October 5, 2004, the Company entered into a revolving credit facility of $51,000 collateralized by the vessels M/V Navios Apollon, M/V Navios Herakles and M/V Navios Ionian. The book value of the vessels collateralizing the revolving credit facility was $53,626 at December 31, 2004. On each revolving facility reduction date the maximum revolving facility amount is to be reduced, by $1,700. The ‘‘revolving facility date’’ means each one of the seventeen (17) dates falling at consecutive six (6) monthly intervals after the first advance date, up to, and including, the revolving facility availability termination date. Principal payments are due only when the balance on the facility is greater than or equal to the maximum revolving credit facility amount as determined after the reduction of each of the 17 revolving facility dates mentioned above, which as of December 31, 2004, are determined to be in 2013. The revolving credit facility bears interest at LIBOR plus 1%. The Company must pay a fee of 0.3% per annum on the unused portion of the maximum revolving facility amount on a quarterly basis in arrears. The amount outstanding as of December 31, 2004 was $18,100.

On October 4, 2004 the Company entered into a revolving credit facility of $55,000 collateralized by the vessels M/V Navios Achilles, M/V Navios Hios and M/V Navios Kypros and a guarantee of Navios Maritime Holdings, Inc. The book value of the vessels collateralizing the revolving credit facility was $62,056 at December 31, 2004. On each revolving facility reduction date, the maximum revolving facility amount is to be reduced, by $1,000. The ‘‘revolving facility date’’ means each one of the thirty five (35) dates falling at consecutive three (3) monthly intervals after the first advance date, up to, and including, the revolving facility availability termination date. Principal payments are due only when the balance on the facility is greater than or equal to the maximum revolving credit facility amount as determined after the reduction of each of the 35 revolving facility dates mentioned above, which as of December 31, 2004, are determined to be in 2013. The revolving credit facility bears interest at LIBOR plus 1%. The Company must pay a fee of 0.3% per annum on the unused portion of the maximum revolving facility amount on a quarterly basis in arrears. The amount outstanding as of December 31, 2004 was $22,406.

2004 Term Loan:    On October 4, 2004, the Company signed a $10,000 term loan collateralized by the vessels M/V Navios Achilles, M/V Navios Hios, and M/V Navios Kypros, which is due October 2010. The book value of the vessels collateralizing the term loan was $62,056 at December 31, 2004. The loan is repayable in twenty four consecutive quarterly installments of $250 with a balloon payment of $4,000 due upon maturity. Interest is payable at an aggregate of the margin of 1.5% over LIBOR. The amount outstanding as of December 31, 2004 was $10,000.

2004 Line of credit:    A line of credit of up to $5,000 was made available to the Company in October 2004, which replaced the 2003 revolving Credit Facility. The facility was available to be used for the purpose of meeting working capital requirements and for general corporate purposes. Interest was payable at an aggregate of the margin of 2.25% plus ‘‘overnight Euro Dollar rate’’ for the term of each advance. This facility expired in October 2005. The amount outstanding as of December 31, 2004 was $0.

The principal payments of the credit facility outstanding balance as of December 31, 2005 for the next 5 years and thereafter are as follows:

Year	Amount in million of USD
2006	54.2
2007	54.2
2008	54.2
2009	52.7
2010	52.7
2011 and thereafter	225.4
493.4

NOTE 12:    DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of operations.

The principal terms of the interest rate swaps outstanding at December 31, 2005 and 2004 are as follows:

December 31, 2005
Counterparty	HSH Nordbank	HSH Nordbank	Royal Bank of Scotland	Royal Bank of Scotland	Royal Bank of Scotland	Alpha Bank
Notional	USD 171,000 declining 100,500 at resetting dates until maturity date	USD 82,000 declining 13,250 at resetting dates until maturity date	USD 11,375 declining 437 at resetting dates until maturity date	USD 13,430 declining 478 at resetting dates until maturity date	USD 10,500 declining 525 at resetting dates until maturity date	USD 10,500 declining 250 at resetting dates until maturity date
Terms	3 months LIBOR for 4.74%	Floor 3 months LIBOR 4.45% Cap 3 months LIBOR 5%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 6 months LIBOR 5.54% Cap 6 months LIBOR 7.5%	6 months LIBOR for 5.57%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%
Resets	Quarterly	Quarterly	April and October	April and October	February and August	Quarterly
Inception	March 2006	March 2007	April 2001	October 2001	June 2001	July 2001
Maturity	March 2007	June 2008	October 2010	October 2006	February 2006	July 2010

December 31, 2004
Counterparty	Royal Bank of Scotland	Royal Bank of Scotland	Royal Bank of Scotland	Alpha Bank
Notional	USD 12,250 declining 437 at each resetting dates until maturity date	USD 14,385 declining 478 at each resetting date until maturity date	USD 11,550 declining 525 at each resetting date until maturity date	USD 11,500 declining 250 at each resetting date until maturity date
Terms	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 6 months LIBOR 5.54% Cap 6 months LIBOR 7.5%	6 months LIBOR for 5.57%	Floor 3 months LIBOR 5.65% Cap 3 months LIBOR 7.5%
Reset	April and October	April and October	February and August	Quarterly
Inception	April 2001	October 2001	June 2001	July 2001
Maturity	October 2010	October 2006	February 2006	July 2010

For the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the years ended December 31, 2004 and 2003, the realized gain (loss) on interest rate swaps was $191, $403, $(301) and $(220), respectively. As of December 31, 2005 and 2004, the outstanding net liability was $915 and $3,104, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1.8 million. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

Foreign Currency Risk

The Company has not entered into any new Foreign Exchange Currency contracts (FEC') since March 28, 2005. During the period January 1, 2005 to March 28, 2005, the Company purchased €3,000 at an average rate of 1.30 with a sales value of $3,923. During the year ended December 31, 2004, the Company purchased €2,500 at an average rate of 1.32 with a sales value of $3,290.

These contracts mature within twelve months of the balance sheet date for all periods. As of December 31, 2005, all contracts had been settled. As of December 31, 2004, the fair value of all open contracts was $126. The open contracts as of December 31, 2004, were settled quarterly between March 2005 and June 2005. The net (loss) gain from FECs recognized in the consolidated statement of operations amounted to $(98), $(462), $219 and $432 for the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the years ended December 31, 2004 and 2003, respectively. The unrealized gain (loss) from FECs amounted to $212 for the period August 26 to December 31, 2005, $(338) for the period January 1 to August 25, 2005, $(44) and $170 for the years ended December 31, 2004 and 2003, respectively.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, and, as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved; they are settled monthly based on publicly quoted indices.

At December 31, 2005 and 2004, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net (losses) gains from FFAs amounted to $(2,766), $2,869, $57,746 and $51,115 for the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the years ended December 31, 2004 and 2003, respectively.

During the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the years ended December 31, 2004 and 2003, the changes in net unrealized (losses) gains on FFAs amounted to $(17,074), $(23,793), $599 and $45,905, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	Successor	Predecessor
Forward Freight Agreements (FFAs)	December 31, 2005	December 31, 2004
Short term FFA derivative asset	$45,818	$111,131
Long term FFA derivative asset	—	708
Short term FFA derivative liability	(39,578)	(63,981)
Long term FFA derivative liability	—	(752)
Net fair value on FFA contracts	$6,240	$47,106
NOS FFAs portion of fair value transferred to NOS derivative account	$(331)	$(1,947)

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	Successor	Predecessor
Interest Rate Swaps	December 31, 2005	December 31, 2004
Short term interest rate swap asset	$69	$—
Long term interest rate swap asset	28	—
Short term interest rate swap liability	(414)	(1,411)
Long term interest rate swap liability	(598)	(1,692)
Net fair value of interest rate swap contract	$(915)	$(3,103)

The open Forward Exchange Contracts (FECs), after consideration of their fair value, are summarized as follows:

	Successor	Predecessor
Forward Exchange Contracts (FECs)	December 31, 2005	December 31, 2004
Short term FECs derivative (liability) asset	$—	$126

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	Successor	Predecessor
	December 31, 2005	December 31, 2004
FFAs	$6,240	$47,106
NOS FFAs portion of fair value transferred to NOS derivative account	(331)	(1,947)
Interest rate swaps	(915)	(3,103)
FECs	—	126
Total	$4,994	$42,182

Balance Sheet Values

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Total short term derivative asset	$45,556	$109,310
Total long term derivative asset	28	708
Total short term derivative liability	(39,992)	(65,392)
Total long term derivative liability	(598)	(2,444)
Total	$4,994	$42,182

Fair value of financial instruments

The Following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents:    The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Forward Contracts:    The estimated fair value of forward contracts and other assets was determined based on quoted market prices.

Borrowings:    The carrying amount of the floating rate loan approximates its fair value.

Interest rate swaps:    The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date by obtaining quotes from financial institutions.

Forward freight agreements:    The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	Successor		Predecessor
	December 31, 2005		December 31, 2004
	Book Value	Fair Value	Book Value	Fair Value
Cash and short term investments	41,823	41,823	50,271	50,271
Trade receivables	13,703	13,703	15,200	15,200
Accounts payable	(13,886)	(13,886)	(14,883)	(14,883)
Long term debt	(493,400)	(493,400)	(50,506)	(50,506)
Interest rate swaps	(915)	(915)	(3,103)	(3,103)
Forward Freight Agreements, net	6,240	6,240	47,106	47,106

NOTE 13:    EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the years ended December 31, 2004 and 2003 were approximately $53, $204, $267 and $273, respectively, which included a discretionary contribution of $26, $107, $137 and $153, respectively.

Defined Benefit Pension Plan

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities. There are no pension plan assets.

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FAS Statement No. 87 ‘‘Employer’s Accounting for Pension’’.

Post-employment medical and life insurance benefits

The Company also sponsors a legacy post-retirement medical plan that covers certain US retirees of Navios Corporation. The unfunded liability related to post-retirement medical and life insurance is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long term liabilities.

The Company uses December 31 as the measurement date of its plans.

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Benefit obligation at beginning of year	367	393	745	652
Service cost	6	7	—	—
Interest cost	18	22	42	39
Plan participants’ contributions	—	—	—	—
Amendments	—	—	—	—
Amortization of prior service cost	4	—	—	—
Actuarial (gain) loss	18	(5)	47	88
Benefits paid	(87)	(50)	(37)	(34)
Benefit obligation at end of year	326	367	797	745
Funded status(*)	(326)	(367)	(797)	(745)
Unrecognized net actuarial loss (gain)	—	—	—	—
Unrecognized prior service cost (benefit)	—	—	—	—
Net amount recognized	(326)	(367)	(797)	(745)

(*)	All of the Company's plans are unfunded.

Amounts recognized on the balance sheets consist of:

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Prepaid benefit cost	—	—	—	—
Accrued benefit cost	(326)	(367)	(797)	(745)
Intangible assets	—	—	—	—
Accumulated other comprehensive income	—	—	—	—
Net amount recognized	(326)	(367)	(797)	(745)

The accumulated benefit obligation for all benefit pension plans, including the Greek indemnity plan was $326 and $367 at December 31, 2005 and 2004, respectively.

Components of Net Periodic Benefit Expense

	Pension Benefits
	Successor	Predecessor	Predecessor	Predecessor
	August 26 to December 31, 2005	January 1 to August 25, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Service cost	$2	$4	$7	$5
Interest cost	5	13	22	23
Expected return on plan assets	—	—	—	—
Amortization of prior service cost	4	—	—	—
Amortization of net actuarial (gain) loss	8	10	(5)	39
Regular net periodic benefit cost	$19	$27	$24	$67
Other income	—	(26)	—	—
Total net periodic benefit cost	19	1	24	67

	Other Benefits
	Successor	Predecessor	Predecessor	Predecessor
	August 26 to December 31, 2005	January 1 to August 25, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Service cost	$—	$—	$—	$—
Interest cost	14	28	39	45
Expected return on plan assets	—	—	—	—
Amortization of prior service cost	—	—	—	—
Amortization of net actuarial (gain) loss	39	8	88	(42)
Regular net periodic benefit cost	$53	$36	$127	$3
Other income	—	—	—	—
Total net periodic benefit cost	53	36	127	3

Assumptions

Weighted average assumptions used to determine benefit obligations:

	Pension Benefits		Other Benefits
	Successor	Predecessor	Successor	Predecessor
	December 31, 2005	December 31, 2004	December 31, 2005	December 31, 2004
Discount rate	5.50%	5.75%	5.50%	5.75%
Rate of compensation increase	4.50%	4.50%	n/a	n/a

Weighted average assumption used to determine net periodic benefit cost:

	Pension Benefits
	Successor	Predecessor	Predecessor	Predecessor
	August 26 to December 31, 2005	January 1 to August 25, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Discount rate	5.75%	5.75%	6.25%	6.75%
Expected long-term return on plan assets	—	—	—	—
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%

Other Benefits
	Successor	Predecessor	Predecessor	Predecessor
	August 26 to December 31, 2005	January 1 to August 25, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Discount rate	5.75%	5.75%	6.25%	6.75%
Expected long-term return on plan assets	—	—	—	—
Rate of compensation increase	—	—	—	—

Assumed health care cost trend rates:

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Health care cost trend rate assumed for next year	10%	10%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	0.5%	0.5%
Year that the rate reaches the ultimate trend rate	2015	2014

Discount rates according to actuarial reports have been determined for U.S. employees by reference to the Moody’s Aa Corporation Bond Rate rounded to the next higher 0.25% and for Greek employees by reference to the yield on Greek Government Bonds. No adjustments were made for differences between the terms of the bonds and the term of the benefit obligations.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	46	38
Effect on post-retirement benefit obligation	871	732

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in thousands):

	Pension Benefits	Other Benefits
2006	51	47
2007	49	50
2008	43	52
2009	38	55
2010	36	58
2011 to 2015	117	319

NOTE 14:    URUGUAYAN SUBSIDIARY LEGAL RESERVE

The Company's Uruguayan subsidiary maintains a retained earnings reserve, as required by Uruguayan law. This law states that 5% of each year's net income must be set aside until the reserve equals 20% of the subsidiary's paid in capital. As of December 31, 2005 and 2004, this reserve totals $451 and $289, respectively. As a result of the acquisition of Navios by ISE and the subsequent downstream merger with and into its newly acquired wholly owned subsidiary, Navios, the legal reserve is no longer presented as a separate component of stockholders’ equity on the face of the balance sheet at December 31, 2005.

NOTE 15:    COMMITMENTS AND CONTINGENCIES:

The Company as of December 31, 2005 was contingently liable for letters of guarantee and letters of credit amounting to $500 (2004: $745) issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $2.3 million (2004:$71) at December 31, 2005 to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was December 15, 2005.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company's financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through July 2015.

NOTE 16:    LEASES

Charters-in:

As of December 31, 2005, the Company had 21 chartered-in vessels (6 Ultra Handymax and 15 Panamax vessels). The Company has options to purchase six of these vessels, all of which options have been exercised in 2005. The first two of the option vessels were delivered on November 30, 2005 and December 30, 2005, respectively, the third option vessel was delivered on February 10, 2006 (Note 23) while two of the remaining three are expected to be delivered in the week starting March 20, 2006 and the third in the first week of April 2006.

The future minimum commitments, net of commissions under charters in are as follows (in thousands):

Amount
2006	$42,773
2007	45,520
2008	50,523
2009	44,721
2010	38,050
2011 and thereafter	98,406
$319,993

Charter hire expense for chartered-in vessels amounted to $28,938, $79,244 and $157,912 for the period from August 26, 2005 to December 31, 2005 (Successor), period from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004 (Predecessor), respectively.

Charters-out:

The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

		Amount
2006		$109,508
2007		37,922
2008		4,992
	$	$152,422

Revenues from time charter are not generally received when a vessel is off-hire, including time required for normal periodic maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform periodic maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Office space:

The future minimum commitments under lease obligations for office space are as follows (in thousands):

Amount
2006	$380
2007	336
2008	350
2009	361
2010	361
2011 and thereafter	166
Net minimum lease payments	$1,954

Rent expense for office space amounted to $170, $337 and $421 for the period from August 26, 2005 to December 31, 2005 (Successor), period from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004 (Predecessor), respectively.

On January 2, 2006 the Company relocated its headquarters to new leased premises in Piraeus, Greece. In 2001, the Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in June 2011. The above table only incorporates the lease commitment on the offices in South Norwalk, Connecticut. See Notes 3 and 23 for further information on the office relocation and the new lease.

NOTE 17: TRANSACTIONS WITH RELATED PARTIES

Vessel acquisitions:    On December 19, 2005 Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Company’s CEO and the Manager of the selling owning companies of the vessels below. On December 22, 2005 Navios took delivery of the first two vessels the Navios Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during 2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios’ available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares related to vessels delivered) of Navios authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S. (1,161,535 shares). Navios believes the terms and provisions of the purchase agreements of the vessels were the same as those that would have been available with a non-related third party (Note 23).

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the periods from August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and during the years ended December 31, 2004 and 2003 were $455, $157, $877 and $597, respectively. The Company owns fifty percent of the common stock of Acropolis. During the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and the years ended December 31, 2004 and 2003 the Company received dividends of $0, $972, $699 and 78, respectively.

During the year ended December 31, 2003, Navios (predecessor) utilized Levant Maritime Company Ltd. (‘‘Levant’’) as an agent. Agency fees paid to Levant amounted to $1,003. Levant is a company that is not included in the consolidated financial statements. The management of Levant was carried out by one of the Navios (predecessor) former directors and stockholders. Levant ceased to provide services to Navios (predecessor) in 2003.

Loans from stockholders:     Prior to acquisition of the Company on August 25, 2005, an initial stockholder of International Shipping Enterprises, Inc. (the ‘‘ISE’’), who became an officer and principal stockholder of the Company, advanced a total of $8.6 million to ISE in the form of non-interest bearing loans. These funds were used to pay costs related to the acquisition and were repaid by the Company following completion of the August 25, 2005 transaction.

Loans to shareholders:    In November 2002 Navios (predecessor) issued a promissory note for $367 to Kastella Trading, Inc. (‘‘Kastella’’), a Marshall Islands corporation. Interest was accrued at 4.6% per year and was payable at the note’s due date. Kastella was wholly owned by one of Navios (predecessor) executives. This loan was fully repaid in 2004 and the interest received was $33 and is included in the December 31, 2004 consolidated statement of operations.

In August 2004 Navios (predecessor) advanced to one of its shareholders and executive officers the amount of $50. The full amount was repaid during the year. No interest was calculated for the duration of this loan.

Balances due to related parties:     Included in the trade accounts payable at December 31, 2005 is an amount of $90 (2004: $147), which is due to Acropolis Chartering and Shipping Inc.

NOTE 18:    DISPOSAL OF FIXED ASSETS

No fixed assets were disposed of in 2005.

In 2004, the following fixed assets were disposed of:

Fixed assets	Net Sales Proceeds	Net Book Value	Gain on Sale
Payloaders	$112	$(58)	$54
Uniloaders	24	(17)	7
	$136	$(75)	$61

In 2003, the following vessels were disposed of:

Vessel	Net Sales Proceeds	Net Book Value	Gain/(loss) on Sale
M/V Navios Pioneer	$6,020	$(5,805)	$215
M/V Agios Konstantinos	18,487	(19,413)	(926)
M/V Artemis	18,538	(21,712)	(3,174)
M/V Navios Aegean	19,996	(18,478)	1,518
	$63,041	$(65,408)	$(2,367)

NOTE 19:    MINORITY INTEREST

The Navimax Pool, an association of three participants, was created for purposes of trading operating vessels owned and/or chartered by the Pool’s participants, as well as, to charter and trade with third parties under freight contracts.

In 2003 Navios (predecessor) liquidated the third participant’s interest in the Navimax Pool based on a mutual agreement. This liquidation was carried out on March 11, 2003 by distributing to the third participant, its remaining monetary value of pool interests as there were no other assets or liabilities.

NOTE 20:    SEGMENT INFORMATION

The Company has two reportable segments from which it derives its revenues: Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Port Terminal business consists of operating a port and transfer station terminal.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following table.

	Vessel Operations		Port Terminal		Total
	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005
Revenue	$74,296	152,668	$2,080	5,962	$76,376	158,630
Gain (loss) on forward freight agreements	(2,766)	2,869	—	—	(2,766)	2,869
Interest income	1,162	1,349	1	1	1,163	1,350
Interest expense	(11,892)	(1,677)	—	—	(11,892)	(1,677)
Depreciation and amortization	(13,016)	(3,391)	(566)	(481)	(13,582)	(3,872)
Equity in net income of affiliated companies	285	788	—	—	285	788
Net income	1,856	48,517	305	2,820	2,161	51,337
Total assets	715,996	256,867	73,387	28,088	789,383	284,955
Capital expenditures(*)	147,363	777	295	3,487	147,658	4,264
Investments in affiliates	$657	372	$—	—	$657	372

(*)	Includes $21.3 million non-cash consideration in the form of common stock issued in connection with the purchase of three vessels and $13.4 million transferred from vessel purchase options in connection with the acquisition of two option vessels

	Predecessor Vessel Operations for the Year Ended December 31, 2004	Predecessor Port Terminal Operations for the Year Ended December 31, 2004	Predecessor Total for the Year Ended December 31, 2004
Revenue	$271,536	$7,648	$279,184
Gain on forward freight agreements	57,746	—	57,746
Interest income	787	2	789
Interest expense	(3,140)	(310)	(3,450)
Depreciation and amortization	(5,258)	(667)	(5,925)
Equity in net earnings of affiliate companies	763	—	763
Net income	123,841	3,291	127,132
Total assets	309,022	24,270	333,292
Capital expenditures	494	4,609	5,103
Investment in affiliates	$557	$—	$557

	Predecessor Vessel Operations for the Year Ended December 31, 2003	Predecessor Port Terminal Operations for the Year Ended December 31, 2003	Predecessor Total for the Year Ended December 31, 2003
Revenue	$172,824	$6,910	$179,734
Gain on forward freight agreements	51,115	—	51,115
Interest income	132	2	134
Interest expense	(4,738)	(540)	(5,278)
Depreciation and amortization	(8,293)	(564)	(8,857)
Equity in net earnings of affiliate companies	403	—	403
Net income	52,588	2,913	55,501
Total assets	340,017	21,516	361,533
Capital expenditures	34,894	1,553	36,447
Investment in affiliates	$493	$—	$493

The following table sets out operating revenue by geographic region for the Company’s reportable segments. Vessel Operation and Port Terminal revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue By Geographic Region

	Successor	Predecessor
	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Years ended December 31
			2004	2003
North America	$5,767	$20,206	$38,201	$30,308
South America	3,512	9,287	7,808	7,055
Europe	41,614	78,007	119,393	85,533
Australia	554	2,587	12,943	10,863
Asia	24,929	48,318	99,356	44,308
Other	—	225	1,483	1,667
Total	$76,376	$158,630	$279,184	$179,734

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $339,083 and $116,231 at December 31, 2005 and 2004, respectively. For Port Terminal, all long-lived assets are located in Uruguay. The total net book value of long-lived assets for the Port Terminal amounted to $26,699 and $20,944 at December 31, 2005 and 2004, respectively.

NOTE 21: EARNINGS PER COMMON SHARE

The downstream merger of ISE with and into Navios (Note 3) resulted in the cancellation of the existing Navios common shares to reflect those issued by ISE. All earnings per share calculations for periods prior to the August 25, 2005 acquisition and merger (Navios predecessor) are based on the average number of Navios shares outstanding during the respective periods.

Earning per share for periods subsequent to the acquisition and merger are calculated by dividing net income by the average number of shares of Navios successor outstanding during the period. Fully diluted earnings per share assumes that the 65,550,000 warrants outstanding were exercised at the warrant price of $5.00 each generating proceeds of $327.8 million and these proceeds were used to buy back shares of common stock at the average market price during the period. The warrants will expire on December 9, 2008, at 05:00 p.m., New York City time.

	Successor	Predecessor	Predecessor	Predecessor
	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005	Year ended December 31, 2004	Year ended December 31, 2003
Numerator:
Net income − basic and diluted	2,161	51,337	127,132	55,501
Denominator:
Denominator for basic earning per share − weighted average shares	40,189,356	874,584	909,205	996,408
Dilutive potential common shares
Warrants outstanding	65,550,000	—	—	—
Proceeds on exercises of warrants	327,750,000	—	—	—
Number of shares to be repurchased	60,500,802	—	—	—
Effect of dilutive securities – warrants	5,049,198	—	—	—
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	45,238,554	874,584	909,205	996,408
Basic earnings per share	0.05	58.7	139.83	55.7
Diluted earnings per share	0.05	58.7	139.83	55.7

NOTE 22: INCOME TAXES

Marshall Islands, Greece, Liberia and Panama, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Greece, Liberia and Panama the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

Certain of the Company’s subsidiaries are registered as Law 89 companies in Greece. These Law 89 companies are exempt from Greek income tax on their income derived from certain activities related to shipping. Since all the Law 89 companies conduct only business activities that qualify for the exemption of Greek income tax, no provision has been made for Greek income tax with respect to income derived by these Law 89 companies from their business operations in Greece.

Corporacion Navios Sociedad Anonima is located in a tax free zone and is not liable to income or other tax.

Pursuant to Section 883 of the Internal Revenue Code of the United States (the ‘‘Code’’), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.

NOTE 23: SUBSEQUENT EVENTS

(a)	On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki – Ikodomiki – Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and will house the operations of the Company’s subsidiaries. The total annual lease payments are EUR 420,000 (approximately $500,000) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. The lease payments are subject to annual adjustments starting form the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

(b)	On January 5, 2006, the Company took delivery of vessel Navios Gemini S the last of the four Panamax vessels purchased from Maritime Enterprises Management S.A., a company affiliated with the Frangou family (Notes 2 and 17).

(c)	On February 10, 2006, the Company took delivery of Navios Arc the first of the remaining four option vessels to be delivered in 2006 (Notes 2 and 15).

(d)	On February 16, 2006, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on March 13, 2006 to stockholders of records as of February 27, 2006.

NOTE 24:    SUBSEQUENT EVENTS (UNAUDITED) AFTER THE DATE OF THE AUDIT REPORT

(a)	On April 10, 2006, the Company took delivery of Navios Horizon the last of the currently exercised option vessels.

(b)	On May 19, 2006, the Company took delivery of Navios Astra the first of the eight long term time chartered-in vessels scheduled for delivery at various dates from September 2006 to May 2008.

(c)	On June 7, 2006, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on July 5, 2006 to stockholders of records as of June 15, 2006.

(d)	On June 7, 2006, Navios announced the exercise of 15,978,280 of its 65,500,000 outstanding warrants resulting in the issuance of 15,978,280 shares of unregistered common stock. Under the agreement with certain qualifying shareholders the exercise price of the previously outstanding warrants was reduced from $5.00 to $4.10 per share. The gross proceeds from the exercise of warrants were approximately $65.5 million. To comply with securities laws, the transaction was limited to certain institutional holders and Navios' Chairman and principal stockholder.

Ms.Angeliki Frangou, Navios chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise 6,666,280 warrants. Ms. Angeliki Frangou’s unregistered shares will not be registered in the registration statement referred below.

Navios has agreed to file a registration statement registering the resale of such common stock by August 25, 2006 and to have such registration statement declared effective depending upon certain conditions within 120 days of filing, subject to certain penalties for failure to meet this deadline. To comply with securities laws, the transaction was limited to certain institutional holders and Navios’ Chairman and principal stockholder.

Giving effect to this transaction and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S (see notes 17 and 23 to the December 31, 2005 consolidated financial statements), Navios currently has 61,379,134 shares outstanding and 49,521,720 warrants outstanding. The shares outstanding do not include an additional 708,993 shares which Navios has agreed to issue to the Navios' financial advisors. These shares initially will be unregistered and will be issued on or after June 16, 2006.

(e)	The Company terminated its Post-Retirement Medical and Life insurance benefit programs for the five U.S. retirees that were eligible to these benefits prior to the programs elimination in December 2001. This termination was effective as of May 31, 2006.

SIGNATURE

Navios Maritime Holdings Inc., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date:    June 21, 2006