Form 20-F
period 2006-12-31
Navios Maritime Holdings Inc.
filed 2007-03-27
CIK 1333172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring shell company report

For the transition period from                      to

Commission file number
001-33311

Navios Maritime Holdings Inc.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

Republic of Marshall Islands

(Jurisdiction of incorporation or organization)

85 Akti Miaouli Street
Piraeus, Greece 185 38

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.:	None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 62,088,127 as of December 31, 2006.

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

Large Accelerated Filer                             Accelerated Filer                             Non-Accelerated Filer

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes     No

FORWARD LOOKING STATEMENTS

Navios Maritime Holdings Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words ‘‘believe’’, ‘‘expect’’, ‘‘anticipate’’, ‘‘intends’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘project’’, ‘‘plan’’, ‘‘potential’’, ‘‘will’’, ‘‘may’’, ‘‘should’’ and similar expressions identify forward-looking statements.

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

The Navios historical successor information is derived from the audited consolidated financial statements of Navios as of December 31, 2006 and 2005 and for the year ended December 31, 2006 and for the period from August 26, 2005 to December 31, 2005. The Navios historical predecessor information is derived from the audited consolidated financial statements for the period from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 included elsewhere in this document. Navios’ balance sheet data as of December 31, 2004, 2003 and 2002, and the historical information for the years ended December 31, 2003 and 2002 is derived from the financial statements which are not included in this document. The purchase of the net assets of Navios by ISE, through the purchase of all of its outstanding shares of common stock, and the subsequent downstream merger of ISE with and into Navios took place on August 25, 2005. On December 11, 2002, Navios Corporation completed a business combination with Anemos Maritime

Holdings Inc. (Anemos) and Anemos was considered the accounting acquirer in the business combination. The financial statements for the year ended December 31, 2002 include the accounts of Anemos and its wholly-owned subsidiaries for the full year and Navios Corporation for December 11, 2002 through December 31, 2002. The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes, to the extent contained elsewhere herein.

The historical successor and predecessor results included below and elsewhere in this document are not necessarily indicative of the future performance of Navios.

	Successor	Successor	Predecessor	Year ended December 31, (Predecessor)
	Year Ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003	2002
	(Expressed in thousands of US Dollars − except per share data)
Statement of Operations Data
Revenue	$205,965	$76,376	$158,630	$279,184	$179,734	$26,759
Gains and losses from forward freight agreements	19,786	(2,766)	2,869	57,746	51,115	494
Time charter, voyage and port terminal expense	(84,717)	(39,119)	(91,806)	(179,732)	(136,551)	(6,139)
Direct vessel expense	(19,863)	(3,137)	(5,650)	(8,224)	(10,447)	(8,192)
General and administrative expense	(14,565)	(4,582)	(9,964)	(12,722)	(11,628)	(2,263)
Depreciation and amortization expense	(37,719)	(13,582)	(3,872)	(5,925)	(8,857)	(6,003)
Provision for losses on accounts receivable	(6,242)	(411)	—	(294)	—	—
Gain (loss) on sale of assets	—	—	—	61	(2,367)	(127)
Interest income	3,832	1,163	1,350	789	134	41
Interest expense	(47,429)	(11,892)	(1,677)	(3,450)	(5,278)	(3,950)
Other income	1,819	52	1,426	374	1,102	72
Other expense	(472)	(226)	(757)	(1,438)	(553)	(6,070)
Income (loss) before minority interest	20,395	1,876	50,549	126,369	56,404	(5,378)
Minority interest	—	—	—	—	(1,306)	(324)
Equity in net earnings of affiliate companies	674	285	788	763	403	68
Net income (loss)	$21,069	$2,161	$51,337	$127,132	$55,501	$(5,634)
Weighted average number of shares, basic	54,894,402	40,189,356	874,584	909,205	996,408	1,000,000
Basic earnings per share	$0.38	$0.05	$58.70	$139.83	$55.70	$(5.63)
Weighted average number of shares, diluted	55,529,688	45,238,554	874,584	909,205	996,408	1,000,000
Diluted earnings per share	$0.38	$0.05	$58.70	$139.83	$55.70	$(5.63)
Balance Sheet Data (at period end)
Current assets, including cash	$195,869	$114,539		$187,944	$179,403	$31,020
Total assets	$944,783	$789,383		333,292	361,533	215,800
Current liabilities, including current portion of long-term debt	$108,979	$133,604		103,527	136,902	38,460
Total long-term debt, including current portion	$568,062	$493,400		50,506	98,188	129,615
Mandatory redeemable preferred stock, including current portion	—	—		—	15,189	9,435
Shareholders’ equity	$274,216	$207,758		174,791	96,292	41,641

	Successor	Successor	Predecessor	Year ended December 31, (Predecessor)
	Year Ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003	2002
	(Expressed in thousands of US Dollars − except per share data)
Other Financial Data
Net cash provided by operating activities	$56,432	$24,371	$71,945	$137,218	$21,452	$2,219
Net cash (used in) provided by investing activities	(111,463)	(119,447)	(4,264)	(4,967)	26,594	(3,682)
Net cash provided by (used in) financing activities	116,952	68,880	(50,506)	(111,943)	(29,416)	5,474
Book value per common share	4.42	4.70	5.67	192.25	96.63	41.64
Cash dividends per common share	0.25	—	—	43.99	—	—
Cash paid for common stock dividend declared	15,382	—	—	40,000	—	—
EBITDA(1)	$103,177	$26,537	$55,696	$135,967	$70,376	$4,750

(1)	EBITDA represents net earnings before interest (income and expense), taxes, depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP, and our calculation of EBITDA may not be comparable to that reported by other companies. EBITDA is included in this document because it is a basis upon which the Company assesses its liquidity position and because the Company believes that it presents useful information to investors regarding a company’s ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to EBITDA:

	Successor	Successor	Predecessor	Year ended December 31, (Predecessor)
	Year Ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003	2002
	(Expressed in thousands of US Dollars − except per share data)
Net Cash from Operating Activities	$56,432	$24,371	$71,945	$137,218	$21,452	$2,219
Net increase (decrease) in operating assets	33,065	5,864	(14,525)	(7,195)	20,406	1,915
Net decrease (increase) in operating liabilities	(31,086)	1,720	21,407	3,104	(18,112)	289
Payments for drydock and special survey costs	2,480	1,710	—	—	—	—
Net interest cost	35,593	9,476	(98)	1,888	5,144	3,909
Provision for losses on accounts receivable	(6,024)	(411)	880	573	(1,021)	(101)
Gain/loss on sale of property, plant and investments	—	—	—	61	(2,367)	(127)
Unrealized gain/loss on derivatives, foreign exchange contracts, fuel swaps and interest rate swaps	12,625	(16,478)	(23,728)	254	45,855	(3,098)
Undistributed earnings in affiliates	92	285	(185)	64	325	68
Minority interest	—	—	—	—	(1,306)	(324)
EBITDA	$103,177	$26,537	$55,696	$135,967	$70,376	$4,750

B.    Capitalization and Indebtedness

Not applicable.

C.    Reasons for the Offer and Use of Proceeds

Not applicable.

D.    Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. You should carefully consider each of the following risks together with the other information incorporated into this Annual Report when evaluating the Company’s business and its prospect. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the Company’s business operations. If any of the following risks relating to our business and operations actually occur, our business, financial condition and results of operations could be materially and adversely affected and in that case, the trading price of our common stock could decline, you may lose all or part of your investment.

Risks Relating to Our Debt

We have substantial debt and may incur substantial additional debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the notes.

As of December 31, 2006, we had $570.1 million in aggregate principal amount of debt outstanding. We may also increase the amount of our indebtedness in the future. We also have $120.0 million of credit available to us under our existing secured credit facility.

Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under our senior secured credit facility will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital spending that is necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future. The terms of the indenture governing our 9.5% senior notes due 2014, or the senior notes do not fully prohibit us or our subsidiaries from doing so. As of December 31, 2006, we had $570.1 million in aggregate principal amount of debt outstanding, of which $270.1 was secured. We also may incur new indebtedness in connection with our exercise of purchase options on vessels. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the notes.

The agreements and instruments governing our debt will contain restrictions and limitations that could significantly impact our ability to operate our business.

Our secured credit facility and our indenture impose certain operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on its assets;

•	make investments;

•	engage in mergers and acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	engage in certain FFA trading activities;

•	change the management of our vessels or terminate the management agreements we have, relating to each vessel;

•	enter into long-term charter arrangements without the consent of the lender; and

•	sell any of our vessels.

Therefore, we will need to seek permission from our lenders in order to engage in some corporate and commercial actions that we believe would be in the best interest of our business, and a denial of permission may make it difficult for us to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. Our lenders’ interests may be different from our interests or those of our holders of common stock, and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our or our stockholders best interests. Any future credit agreements may include similar or more restrictive restrictions.

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on many factors beyond our control.

Our ability to make scheduled payments on, or to refinance our obligations under, our debt, will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control.

We will use cash to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our owned vessels.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing our outstanding notes.

The indenture governing our senior notes and our senior secured credit facility contains certain change of control provisions. If we experience specified changes of control under our senior notes, we would be required to make an offer to repurchase all of our outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our senior secured credit facility. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our senior credit facility and the senior notes, including but limited, to repay all indebtedness outstanding under our senior secured credit facility and any of our other indebtedness that contains similar provisions in order to repurchase the senior notes.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Our debt under our secured credit facility bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the international dry bulk shipping industry may lead to decreases in charter rates, which may adversely affect our results of operations and financial condition.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. At various times from 2004 to date, charter rates for the international dry bulk shipping industry reached historic highs but may not be as high in the future. For example during the period from January 4, 2005 to December 31, 2006, the Baltic Exchange’s Panamax time charter average rates experienced a low of $10,162 and a high of $40,842. Navios anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon continued demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition. The demand for vessels, in general, has been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.

In addition, when our time charters expire we may not be able to replace them promptly or with profitable charters or at all. Failure to obtain replacement charters could materially adversely affect our results of operations and financial condition.

An economic slowdown in the Asia Pacific region could reduce demand for shipping services and decrease shipping rates, which would adversely affect our results of operations and financial condition.

Currently, China, Japan, other Pacific Asian economies and India are the main driving force behind the increase in seaborne dry bulk trades and the demand for dry bulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure that such growth will be sustained or that the Chinese economy will not experience a material decline from current levels in the future. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry wide. As a result, our operating results would be materially affected.

The market values of our vessels, which are at historically high levels, may decrease, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

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

If the market values of our owned vessels decrease, we may breach covenants contained in the financing agreements relating to our indebtedness, including the minimum net worth, solvency and current ratio covenants in our senior secured credit facility. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

We periodically employ our vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term time charters provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market charter rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including our profitability and cash flows, with the result that our ability to pay debt service and dividends could be impaired.

Trading and complementary hedging activities in freight, tonnage and Forward Freight Agreements (FFAs) subject us to trading risks and we may suffer trading losses which could adversely affect our financial condition and results of operations.

Due to dry bulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and forward freight agreements, or FFAs. We are exposed to market risk in relation to our FFAs and could suffer substantial losses from these activities in the event that our expectations are incorrect. We trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts and may suffer trading losses resulting from these hedging activities.

In our hedging and trading activities, we focus on short-term trading opportunities where there is adequate liquidity in order to seek to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short-term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings.

We are subject to certain credit risks with respect to our counterparties on contracts and failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts decreasing revenues.

We charter-out our vessels to other parties, who pay us a daily rate of hire. We also enter into Contracts of Affreightment (COAs) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, we enter into FFAs, which are traded over the counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a charterer defaults on a time charter, we would have to enter into charters at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates, our financial condition and results of operations could be materially adversely affected.

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding can not be presently estimated, based on management’s current expectations and assumptions we have provided for $5.4 million in our 2006 financial statements. However, we do not believe this will have a material impact on our liquidity, or on our ability to make payments for principal and interest or otherwise service our debt.

We are subject to certain operating risks, including vessel breakdowns or accidents that could result in a loss of revenue from the affected vessels, which in turn could have an adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned vessels. The rest of our core fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the loss of such spread through the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns or accidents involving our vessels and losses relating to chartered vessels which are not covered by insurance would result in a loss of revenue from the affected vessels adversely affecting our financial condition and results of operations.

Although we have longstanding relationships with certain Japanese shipowners who provide us access to very competitive contracts, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

We have long-standing relationships with certain Japanese shipowners that give us access to time charters that are currently at favorable rates and which, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

Our Chairman and Chief Executive Officer holds approximately 26% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our senior secured credit facility.

Ms. Angeliki Frangou owns approximately 26% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase $20 million of common stock (as of March 26, 2007, she has purchased approximately $10 million in value of common stock). As the Chairman, Chief Executive Officer and significant stockholder she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interest. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, she does not remain actively involved in the business or ceases to be our Chief Executive Officer then we will be in default under our senior credit facility.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including Ms. Angeliki Frangou, our Chairman, Chief Executive Officer and principal stockholder. The loss of the services of Ms. Frangou or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Navios’ owned fleet is currently enrolled with Lloyd’s Register of Shipping, Nippon Kaiji Kiokai and Bereau Veritas.

A vessel must undergo an annual survey, or Annual Survey, an intermediate survey, or Intermediate Survey and a special survey, or Special Survey. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Navios’ vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on Navios’ revenues due to the loss of revenues from such vessel until it was able to trade again.

Capital expenditures and other costs necessary to operate and maintain our vessels may increase due to changes in governmental regulations, safety or other equipment standards.

Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. For example, if governmental authorities or independent classification societies that inspect the hull and machinery of commercial ships to assess compliance with minimum criteria as set by national and international regulations enact new standards; we may be required to make significant expenditures for alterations of the addition of new equipment. In order to satisfy any such requirements we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write-downs.

The risks and costs associated with vessels increase as the vessels age.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 4.5 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

We are subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state, and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, and regulations, or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted which could limit our ability to do business or increase the cost of us doing business, which may materially adversely affect our operations, as well as the shipping industry generally. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations.

The operation of vessels is also affected by the requirements set forth in the International Safety Management, or ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive ‘‘Safety Management System’’ that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The failure of a shipowner or bareboat charterer to comply with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.

For drybulk vessels, such as those operated under our fleet, at present, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship’s bunkers. In 2001, the International Maritime Organization, or IMO, adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

Apart from the dry bulk vessels in its fleet, Navios also currently operates a product tanker which in certain circumstances may be subject to national and international laws governing pollution from tankers. When such a product tanker is carrying a cargo of ‘‘persistent oil’’ as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.

When a product tanker is carrying clean oil products which do not constitute ‘‘persistent oil’’ for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention. The Convention applies in nearly 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.

In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ international or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for international, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships (MARPOL). Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall with an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and may be subject to costs to comply with similar regulations which may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, or AIS, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The US Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Navios will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on Navios’ operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have significant financial impact on Navios.

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business.

The operation of ocean-going vessels entails certain inherent risks that may adversely affect our business and reputation, including:

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

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us causing such persons to have conflicts of interest.

Some of our directors, officers and principal stockholders have an affiliation with entities that have similar business activities to those conducted by us. Certain of our directors are also directors of other shipping companies and they may enter similar business in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations and our non-employee directors devote such time as is necessary and required to satisfy their duties as a director of a public company.

We may require additional financing to acquire vessels or business or to exercise vessel purchase options and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options to acquire vessels or business and it will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our senior secured credit facility, the indenture or other debt may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.

We have significantly grown our fleet and business since August 2005. We intend to continue to seek to grow our fleet, either through purchases, the increase of the number of chartered vessels or through the acquisitions of business. The addition of vessels to our fleet or the acquisition of new business will impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We cannot give any assurance that we will be successful in executing our growth plans or that we will not incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which would adversely affect our results of operations and financial condition.

As we expand our business, we will need to improve our operations and financial systems, staff, and crew; if we cannot improve these systems or recruit suitable employees, we may not effectively control our operations.

Our initial operating and financial systems may not be adequate as we implement our plan to expand, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is the case that it is harder to oversee a sizable operation than a small one and, accordingly, more likely that errors will occur as operations grow and that additional management infrastructure and systems will be required to attempt to avoid such errors.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our owned vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

We have insurance for our fleet against risks commonly insured against by vessel owners and operators, including hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance). We can give no assurance that we will be adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which in increased overall costs to us.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations.

We may be subject to calls, or premiums, in amounts based not only on our claim records but also the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay interest on, or the principal of, the senior notes.

Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although, our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar denominated. Additionally, our wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are US dollar denominated. In 2006 approximately 11.2% of our expenses were incurred in currencies other than US dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2006, the value of the US dollar declined by approximately 9.5% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

Our operations expose us to global political risks, such as wars and political instability that may interfere with the operation of our vessels causing a decrease in revenues from such vessels.

We are an international company and primarily conduct our operations outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg, which was not affiliated with us, was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues. In addition, future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues.

A government could requisition title or seize our vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo, and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages against such vessel. In many jurisdictions, a maritime lien holder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest lifted. We are not currently aware of the existence of any such maritime lien on our vessels.

In addition, in some jurisdictions, such as South Africa, under the ‘‘sister ship’’ theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any

‘‘associated’’ vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert ‘‘sister ship’’ liability against one vessel in our fleet for claims relating to another ship in the fleet.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain United States jurisdictions. Shareholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors, may be difficult to serve with process as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the United States.

We are a corporation organized under the laws of the Republic of the Marshall Islands. Several of our directors and officers are residents of Greece or other non-US jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, or our non-US directors or officers or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-US jurisdiction.

Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the ﬁling with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to ﬁle public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any ‘‘short-swing’’ trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

We may earn United States source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of gross income attributable to shipping transportation that begins or ends, but that does not both begin and end, in the United

States is characterized as U.S. source shipping income. Such income generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless we qualify for an exemption from such tax under section 883 of the Code. Based on our current plans, we expect that our income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under section 883 of the Code, and that we will have no other income that will be taxed in the United States. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If Navios’ vessel-owning subsidiaries were not entitled to the benefit of section 883 of the Code, they would be subject to United States taxation on a portion of their income. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected.

We may be taxed as a United States corporation.

The purchase by International Shipping Enterprises Inc., our predecessor (‘‘ISE’’), of all of the outstanding shares of common stock of Navios, and the subsequent downstream merger of ISE with and into Navios took place on August 25, 2005. Navios is incorporated under the laws of the Marshall Islands. ISE received an opinion from its counsel for the merger transaction that, while there is no direct authority that governs the tax treatment of the transaction, it was more likely than not that Navios would be taxed by the United States as a foreign corporation. Accordingly, we take the position that we will be taxed as a foreign corporation by the United States. If Navios were taxed as a U.S. corporation, its taxes would be significantly higher.

Item 4.    Information on the Company

A.    History and Development of the Company

The Company’s head office and principal place of business is located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone numbers (011) +30-210-4595000. The Company is incorporated under the laws of the Republic of Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as the Company’s agent for service of process and the Corporation’s registered address and telephone number, as well as address and telephone number of its agent for service of process, is Trust Company Complex, Ajeltake Island P.O. Box 1405, Majuro, Marshall Islands MH96960.

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

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios’’ or the ‘‘Company’’) and all the shareholders of Navios, ISE acquired Navios through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios became those of a publicly traded company. The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) contracts of affreightment (‘‘COAs’’), (iii) forward freight agreements (‘‘FFAs’’) and (iv) ownership and operation of port and transfer station terminals. The Company reports to the Security Exchange Commission under the rules of Foreign Private Issuers.

On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. It has 11 employees and is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

Kleimar currently controls 11 vessels, of which it has ownership interest on three of them. The long-term chartered-in fleet consists of five Capesize vessels, three Panamax vessels and one Handymax vessel. It also has purchase options on two of the Capesize vessels, which in current market levels are significantly in the money.

The purchase of Kleimar was financed by existing cash and the use of $120 million revolver credit facility with HSH Nordbank Commerzbank AG. Navios expects that the resulting use of debt will be in line with Navios’ established leverage targets.

Following the acquisition of Kleimar the Company operates a fleet of owned Capesize, Panamax and Ultra Handymax vessels and a fleet of time chartered Capesize, Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

To the knowledge of management of the Company, there have been no indications of any public takeover offers by third parties in respect of its shares or by the Company in respect of other companies’ shares during the fiscal years 2005 and 2006.

For information concerning the Company’s capital expenditures and methods of financing, see ‘‘Operating and Financial Review and Prospects’’.

B.    Business overview

Introduction

Navios is a vertically integrated global seaborne shipping company, specializing in the worldwide carriage, trading, storing, and other related logistics of international dry bulk cargo transportation. For over 50 years, Navios has worked with raw materials producers, agricultural traders and exporters, industrial end-users, shipowners, and charterers and, more recently, acquired an in-house technical ship management expertise. Navios’ current core fleet (including Kleimar), the average age of which is approximately 4.5 years, consists of a total of 45 vessels, aggregating approximately 3.6 million deadweight tons or dwt. Navios owns ten modern Ultra-Handymax (50,000-55,000 dwt), nine Panamax (70,000-83,000 dwt), one Capesize (over 100,000 dwt) and one Handysize (10,000-30,000 dwt) Product tanker vessels. It also time charters in and operates a fleet of four Ultra-Handymax, one Handysize, 14 Panamax and five Capesize vessels under long-term time charters, 16 of which are currently in operation, with the remaining eight scheduled for delivery on various dates up to September 2011. Navios has options, all of which are ‘‘in the money’’, to acquire 10 of the 24 time chartered-in vessels. The owned vessels have a substantial net asset value, and the vessels controlled under charters are at rates below the current market. Operationally, Navios has, at various times over the last three years, deployed over 40 vessels at any one time, including its core fleet (prior to the acquisition of Kleimar).

Navios also owns and operates the largest bulk transfer and storage port facility in Uruguay. While a relatively small portion of Navios’ overall enterprise, management believes that this terminal is a stable business with strong growth and integration prospects.

Navios’ strategy and business model involves the following:

•	Operation of a high quality, modern fleet. Navios owns and charters in a modern, high quality fleet, having an average age of approximately 4.5 years, that provides numerous operational advantages, including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure;

•	Pursue an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 2.9 million dwt in dry bulk tonnage, making Navios one of the largest independent dry bulk operators in the world. Navios’ ability, through its longstanding relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 10 of the 24 time chartered vessels (including those to be delivered) permits Navios to determine when is the most commercially opportune time to own or charter-in vessels. Navios intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels;

•	Capitalize on Navios’ established reputation. Navios believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as, obtain access to cargo freight opportunities through Contracts of Affreightment (‘‘COA’’) arrangements not readily available to other industry participants. This reputation has also enabled Navios to obtain favorable vessel acquisition terms, as reflected in the purchase options contained in many of its long-term charters, which are superior to the prevailing purchase prices in the open vessel sale and purchase market;

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, generate profit from, such volatility;

•	Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.5% as of December 31, 2006, Navios believes that it has one of the highest fleet utilization rates in the industry.

•	Maintain customer focus and reputation for service and safety. Navios is recognized by its customers for high quality of its service and safety record. Navios’ high standards for performance, reliability, and safety provide Navios with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the shipowner being responsible for operating costs and the charterer for voyage costs; and

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels, will be used to perform the voyages.

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

Competitive Advantages

Controlling approximately 3.6 million dwt (including Kleimar) in dry bulk tonnage, Navios is one of the largest independent dry bulk operators in the world. Management believes that Navios occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium, or long- term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios’ fleet were brought to the attention of Navios prior to their ever being quoted in the open market. Even in the open market, Navios’ solid reputation allows it, on very short notice, to take in large amounts of tonnage on a short, medium, or long-term basis. This ability is possessed by relatively few shipowners and operators, and is a direct consequence of Navios’ market reputation for reliability in the performance of its obligations in each of its roles as a shipowner, COA operator, and charterer. Navios, therefore, has much greater flexibility than a traditional shipowner or charterer to quickly go ‘‘long’’ or ‘‘short’’ relative to the dry bulk markets.

Navios’ long involvement and reputation for reliability in the Asian region have also allowed the company to develop its privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios has obtained relatively low-cost, long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios has had access to opportunities not readily available to most other industry participants who lack Navios’ brand recognition, credibility, and track record.

In addition to its superior and long-standing reputation and flexible business model, management believes that Navios is well positioned in the dry bulk market on the basis of the following factors:

•	A high quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered in (through 2018, assuming all available charter extension periods are exercised) on attractive terms that allow Navios to charter-out the vessels at a considerable spread during strong markets and to weather down cycles in the market while maintaining low operating expenses;

•	Strong cash flows from creditworthy counterparties;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios with an entrée to future attractive long-term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance and repairs and drydocking, providing efficiency and transparency in Navios’ owned fleet operations; and

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in Uruguay.

Management intends to maintain and build on this qualitative advantage, while at the same time continuing to benefit from Navios’ favorable reputation and capacity position.

Shipping Operations

Navios’ Fleet.    Navios operates a core fleet of vessels that represents an accumulation of embedded value in today’s and historically strong dry bulk market relative to the long-term historical average. This fleet is comprised of 21 owned vessels and 24 vessels chartered-in at rates well below the market (ten of which have purchase options that are ‘‘in the money’’). The average age of the operating fleet is 4.5 years.

Owned Fleet.    Navios owns a fleet comprising ten modern Ultra-Handymax vessels, nine Panamax vessels, one Capesize vessels and one Product Handysize vessel, whose technical specifications and youth distinguish them in the market, where, approximately 25% of the dry bulk world fleet is composed of 20+ year-old ships. With an average age of approximately 5.9 years, the owned vessels have a substantial net asset value.

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios’ Fleet
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Gemini S	Panamax	1994	68,636
Navios Libra II	Panamax	1995	70,136
Navios Felicity	Panamax	1997	73,867
Navios Magellan	Panamax	2000	74,333
Navios Galaxy I	Panamax	2001	74,195
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Alegria	Panamax	2004	76,466
Kleimar’s Fleet
Asteriks(1)	Panamax	2005	76,801
Obeliks(2)	Capesize	2000	170,454
Vanessa	Product Handysize	2002	19,078

(1)	50% owned

(2)	95% owned. Contracted to be sold for $24.2 million in 2009

Six of the owned Ultra Handymax vessels are substantially identical sister vessels (they were all built at the Sanoyas Shipyard in Japan) and, as a result, Navios has built-in economies of scale with respect to technical ship management. Further, they have been built to technical specifications that exceed those of comparable tonnage in the marketplace today.

Four of the ten Ultra Handymax vessels each have five cranes (which is more than the industry standard), allowing for increased loading and discharging rates, thereby increasing the efficiency of vessel operations.

All owned Ultra Handymax vessels are equipped with cranes that have 30 and 35 metric tons of lifting capacity, allowing for lifting of different types of heavy cargoes, thereby increasing the vessels’ trading flexibility and efficiency.

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

Long Term Fleet.    In addition to the currently 21 owned vessels, Navios operates a fleet of five Capesize, 14 Panamax, four Ultra-Handymax and one Handysize vessels under long-term time charters, having an average age of approximately 2.6 years. Of the 24 chartered-in vessels, 16 are currently in operation and eight are scheduled for delivery at various times up to September 2011, as set forth in the following table:

Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option
			(in metric tons)
Long-term Chartered-in Fleet in Operation
Navios’ Fleet
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Cielo	Panamax	2003	75,834	No
Navios Orbiter	Panamax	2004	76,602	Yes
Navios Aurora	Panamax	2005	75,397	Yes
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Kleimar’s Fleet
Ocean Premier	Handysize	1996	27,411	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
Beaufiks	Capesize	2004	180,310	Yes
Fantastiks	Capesize	2005	180,265	Yes
Rubena N	Capesize	2006	203,233	No

Vessel Name	Vessel Type	To be Delivered	Deadweight	Purchase Option
			(in metric tons)
Long-term Chartered-in Fleet to be Delivered
Navios’ Fleet
Navios Primavera	Ultra Handymax	05/2007	53,500	Yes
Navios TBN	Ultra Handymax	05/2008	55,100	No
Navios Prosperity	Panamax	06/2007	83,000	Yes
Navios Esperanza	Panamax	09/2007	75,200	No
Navios TBN	Panamax	03/2008	76,500	Yes
Navios TBN	Panamax	09/2011	80,000	Yes
Kleimar’s Fleet
Tsuneishi TBN	Panamax	03/2008	75,250	No
Namura TBN	Capesize	04/2010	176,800	No

Many of Navios’ current long-term chartered-in vessels are chartered from shipowners with whom Navios has long-standing relationships. Navios pays these shipowners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios a daily rate of hire. Navios also enters into COAs pursuant to which Navios has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios enters into spot market voyage contracts, where Navios is paid a rate per ton to carry a specified cargo from point A to point B.

The long-term chartered vessels are chartered-in at rates below the current market, allowing Navios to charter-out those vessels at a significant spread over the daily hire it pays for the vessels to their owners. Navios can take advantage of options it has to extend the period of its long-term charters, maintaining low charter-in rates and, thus, lower overall operational expenses. Navios also has the ability to exercise its purchase options, all of which are ‘‘in the money’’, with respect to ten of the 24 chartered-in vessels.

Short-Term Fleet:    Navios’ ‘‘short term fleet’’ is comprised of Capesize, Panamax and Handymax vessels chartered-in for duration of less than 12 months. The number of short-term charters varies from time to time.

Exercise of Vessel Purchase Options

Since August 25, 2005, Navios exercised options to purchase eight vessels of its long-term chartered-in fleet. Of these eight vessels, the first vessel, Navios Meridian, was delivered on November 30, 2005, the second vessel, Navios Mercator, was delivered on December 30, 2005, the third vessel, Navios Arc, was delivered on February 10, 2006, the fourth vessel, Navios Galaxy I, was delivered on March 23, 2006, the fifth vessel, Navios Magellan, was delivered on March 24, 2006, the sixth vessel, Navios Horizon, was delivered on April 10, 2006, the seventh vessel, Navios Star, was delivered on December 4, 2006 and the eighth vessel, Navios Hyperion, on February 26, 2007. The acquisition cost of these additional eight vessels was approximately $155.0 million. Navios believes that the current market value of the eight vessels is approximately $322.5 million. Accordingly, Navios has options to acquire four of the remaining ten chartered-in vessels currently in operation and four of the six long-term chartered-in vessels on order.

Management and Operation of the Fleet:    Navios’ commercial ship management is conducted out of its South Norwalk, Connecticut and Belgian office. All vessel operations and the technical management of the owned vessels are conducted out of its Piraeus, Greece office, except for Kleimar’s vessels whose management is performed by a non-related third party. The financial risk management related to the operation of its fleet is conducted through both its South Norwalk and Piraeus offices, as explained more fully below.

Commercial Ship Management:    Commercial management of Navios’ fleet involves identifying and negotiating charter party employment for the vessels. Navios uses the services of a related party, Acropolis Chartering & Shipping Inc., based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers and propose charters to Navios for cargoes suitable for carriage by Navios’ vessels. Navios’ then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management:    Navios provides, through its subsidiary, Navios Shipmanagement Inc, technical ship management and maintenance services to its owned vessels. Based in Piraeus, Greece, the operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance and repairs and drydocking.

Operation:    The operations department, which is located in Greece, supervises the post-fixture business of the vessels in Navios’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled. The operations department also sends superintendents to the vessels to supervise the loading and discharging of cargoes when necessary to minimize time spent in port. The operations department also generally deals with all matters arising in relation to the daily operations of Navios’ fleet that are not covered by Navios’ other departments.

Financial Risk Management:    Navios actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the executive management.

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

over-the-counter transactions and over NOS ASA, a Norwegian clearing house and LCH, the London clearing House. Navios’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the company’s commercial ship management strategy and policies. See ‘‘Risk Factors — Risks Associated with the Shipping Industry and our Operations — Trading and complementary hedging activities in freight, tonnages and Forward Freight Agreements (FFAs) subject us to trading risks and we may suffer trading losses which would adversely affect our financial condition and results of operations’’ for additional detail on the financial implications, and risks of our use of FFAs.

•	Credit Risk. Navios closely monitors its credit exposure to charterers, counter-parties and FFAs. Navios has established policies designed to ensure that contracts are entered into with counter-parties that have appropriate credit histories. Counter-parties and cash transactions are limited to high credit quality collateralized corporations and financial institutions. Most importantly, Navios has strict guidelines and policies that are designed to limit the amount of credit exposure.

•	Interest Rate Risk. Navios uses interest rate swap agreements to reduce exposure to fluctuations in interest rates. Specifically, the company enters into interest rate swap contracts that entitle it to receive interest at floating rates on principal amounts and oblige it to pay interest at fixed rates on the same amounts. Thus, these instruments allow Navios to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios that may be set off against interest expense, they may also result in losses, which would increase financing costs. See Note 13 to the audited consolidated financial statements of Navios for the year ended December 31, 2006, included elsewhere in this document. See also item 11 ‘‘Quantitative and Qualitative Disclosure about Market Risks — Interest Rate Risk.’’

•	Foreign Exchange Risk. Although Navios’ revenues are dollar-based, 2.7% of its expenses related to its port operations are in Uruguayan pesos and 4.0% of its expenses related to operation of its Piraeus office are in Euros. Navios monitors its Euro and Pesos exposure against long term currency forecasts and enters into foreign currency contracts when considered appropriate.

Port and Terminal Operations

Overview:    Navios owns and operates the largest bulk transfer and storage port terminal in Uruguay, one of the most efficient and prominent operations of its kind in South America. Situated in an international tax free trade zone in the port of Nueva Palmira at the confluence of the Parana and Uruguay rivers, the terminal operates 24 hours per day, seven days per week, and is ideally located to provide customers, consisting primarily of leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region of Argentina, Bolivia, Brazil, Paraguay, and Uruguay.

Navios has had a lease with the Republic of Uruguay dating back to the 1950’s for the land on which it operates. The lease has been extended and now expires in 2025, and may be extended for an additional 20 years at Navios’ option. Navios believes the terms of the lease reflect Navios’ very high-level relationships within the Republic of Uruguay. Additionally, since the Navios terminal is located in the Nueva Palmira Tax Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes. Certificates of deposit are also obtainable for commodities entering into the station facility.

There is also considerable scope for further expansion of this bulk terminal operation in Uruguay. After completion in September 2005 of Navios’ latest expansion of its storage capacity through the construction of its largest grain silo, Navios’ terminal port has approximately 32 acres of available river front land for future development. Navios has recently been awarded an additional six acres of land. The Company is in the process of evaluating several alternatives for developing all available space. The increased flow of commodity products through the Nueva Palmira port has allowed Navios to steadily increase throughput. Navios is considering further expansion, as existing and new customers are increasingly demanding long-term terminal transfer and storage services. On this basis Navios intends to build a South American logistics business by acquiring and building assets complementary to its port terminal and storage facilities thus expanding the capabilities of its existing port terminal and storage facilities. Navios’ initial focus will be on the area extending from Brazil to Uruguay on the Paraguay and Parana rivers, considering the region’s growing agricultural and mineral exports, the cost effectiveness of river transport as compared to available alternatives and its existing transportation infrastructure.

Although it is one of the smaller countries in South America, Uruguay is regarded as one of the most stable countries in the continent. The population is almost 100% literate, with a large middle class and a well-established democracy. The banking system is modern and efficient by international standards.

Port Infrastructure:    The port terminal stands out in the region because of its sophisticated design, efficiency, and multimodal operations. The Navios port terminal has specially designed storage facilities and conveying systems that provide tremendous flexibility in cargo movements that help to avoid delays to trucks, vessels and barge convoys. The port terminal offers 270,400 tons (soybean basis) of clean and secure grain silo capacity. With ten silos (some with internal separations) available for storage, customers are assured their commodities will be naturally separated. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.

The port terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum permitted draft of the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders capable of loading vessels at rates of up to 20,000 tons per day, depending on commodity. The inner face of this dock is equipped for discharging barge convoys. The secondary inner dock measures 170 meters long and is dedicated to the discharge of barge convoys. This activity is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. Fixed duty cycle cranes located on each dock carry out the discharging of barge convoys. The process is optimized through the selection of the most appropriate size and type of buckets according to the commodity to be discharged.

Port Operation:    The commodities most frequently handled include grain and grain by-products, as well as some ores and sugar. The port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to dry bulk carriers or stores them in its own modern silos for later shipment.

Dedicated professionals operate the port terminal, taking pride in the quality of service and responsiveness to customer requirements. Management is attentive to commodity storage conditions seeking to maintain customer commodity separation at all times and minimize handling losses. The port terminal operates 24 hours/day, seven days/week, to provide barge and ship traffic with safe and fast turnarounds. The ability to conduct multiple operations simultaneously involving ocean vessels, barges, trucks, and grain silos further enables the port terminal to efficiently service customers’ needs.

The Navios port terminal is also unique in its pricing policy by using a fixed fee structure to charge its clients. Other regional competitors charge clients a complicated fee structure, with many variable add-on charges. Navios’ pricing policy provides clients with a transparent, comprehensive, and hassle-free quote that has been extremely well received by port patrons. The Uruguay port terminal operations present the additional advantage of generating revenue in US dollars, whereas the majority of its costs are in local currency.

Future Growth:    The development of South American grain markets dates back to President Carter’s embargo of grain against the Soviet Union in 1979. As a result of that decision, the USSR took steps to secure grain supplies from sources outside North America. By 1981, Argentina had become a significant grain exporter to the USSR, and Brazil quickly followed. The intervening decade saw the development of grain exports markets from these two countries as successive local governments recognized the significant benefits of US dollar income. In the 1990s, Paraguay began to export small quantities of grain and, more recently, Bolivia has expanded its grain exports; the significance of grain exports from these two countries is that both are land-locked. The table below highlights the gradual development of export volumes through the Navios facility in Nueva Palmira, and Navios believes this growth will continue as both countries continue to drive for larger hard currency income.

Navios Uruguay Annual Throughput Volumes

Navios is currently in negotiations with significant existing and new customers, who have expressed high levels of interest in entering in long-term business relationships with the company based on the growing Uruguay grain market.

Navios Uruguay Export Market:    Over the past few years, Uruguay has begun to develop its grain exports that, historically, were very small because land was allocated to cattle and sheep farming. The rapid rise in Uruguayan exports is apparent from the chart below. Most importantly for the Navios port terminal, the natural growth area for grain in Uruguay is in the western region of the country on land that is located in close proximity to Nueva Palmira.

Uruguay Grain Exports

Source: Uruguayan Farm Cooperative (as of December 31, 2006)

In 2004, Navios completed construction of four new cylindrical silos designed specifically to receive Uruguayan commodities. Before these silos had been completed, local exporters had booked their total capacity for a period of three years. This was the first time in the terminal’s history that additional silo capacity was booked before completion of construction. As a result of yet further significant new customer demand from companies such as Cargill, Bunge, and Louis Dreyfus, as well as from a number of smaller local grain merchandisers, Navios constructed a new 75,000 ton silo that is the largest in Uruguay and was completed in September 2005. This additional silo added approximately 35% to the terminal’s existing storage capacity and is serving the increased exports of Uruguayan soybeans. The total investment for this project included the new silo, as well as two new truck un-loaders, and new truck weigh scales. Of traditional horizontal, concrete construction, the silo design incorporated wall separations, mechanical air ventilation systems as well as a sensitive temperature monitoring equipment.

Customers

Fleet

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. The charterers for Navios’ core fleet come from leading enterprises that mainly carry iron ore, coal, and grain cargoes. Navios’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Navios’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as Cargill International SA, COSCO Bulk Carriers Ltd., Dampskipsskelskapet Norden, Glencore International A.G., Furness Withy Pty. Ltd., Louis Dreyfus Corp., Mitsui O.S.K. Lines Ltd., Rudolf A. Oetker, Sinochart and Taiwan Maritime Transportation Corp. During the year ended December 31, 2006, two customers from the vessel operations segment, Gargill International S.A. and Mitsui O.S.K. Lines Ltd., accounted 12.3% and 10.0%, respectively, of the Company’s revenue. During the year ended December 31, 2005, for both the successor and predecessor periods, none of such customers accounted for more than 10% of revenues, except for Dampskipsskelskapet Norden and Mitsui O.S.K. Lines Ltd. that accounted for 14.8% and 11.9% of revenues, respectively. During the year ended December 31, 2004, none of such customers accounted for more than 10% of revenues, with the exception of Taiwan Maritime Transportation Corp. that accounted for 15.9% of revenues.

Port Terminal

Navios’ port terminal at Nueva Palmira, Uruguay conducts business with customers engaged in the international sales of agricultural commodities, which book portions of the port terminal’s silo capacity and transship cargoes through the terminal. In 2006, the two largest customers of the port terminal were Agrograin SA, a subsidiary of the Archer Daniels Midland group, which accounted for 41.8% of the port terminal’s revenue, and Uruagri, a subsidiary of Louis Dreyfus, which accounted for 9.7% of the port terminal’s revenue. In 2005, the two largest customers of the port terminal were Agrograin SA, a subsidiary of the Archer Daniels Midland group, which accounted for 40.4% of the port terminal’s revenue, and Multigranos SA which accounted for 14.7% of the port terminal’s revenue. These two customers were also the largest two sources of revenue for the port terminal in 2004 accounting for the following respective percentages of its total revenues in that year: Agrograin SA (46.4%) and Multigranos (14.1%).

Competition

The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,500 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 6,469 vessels, aggregating approximately 371 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only four companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the two largest Japanese shipping companies, Mitsui O.S.K. Lines and Nippon Yusen Kaisha. There are no more than 40 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

Intellectual Property

We consider NAVIOS to be our proprietary trademark, service mark and trade name. We hold several U.S. trademark registrations for our proprietary logos and the domain name registration for our website.

Governmental and Other Regulations

Governmental Regulation:    Government regulation significantly affects the ownership and operation of vessels. These regulations include international conventions and national, state, and local laws and regulations in force in the countries in which vessels may operate or are registered. A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators, and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews, and compliance with U.S. and international regulations.

Under the ISM Code, effective since July 1998, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. See ‘‘Risk Factors — Risk Factors Relating to Our Business and Industry — Navios is subject to various laws, regulations and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.’’

Navios’ owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, Navios voluntarily implements and maintains certifications pursuant to the International Organization for Standardization, or ISO for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

Environmental Regulations:    For drybulk vessels, such as those operated under our fleet, at present, there is no international oil pollution regime in force that comprehensively governs liability for oil pollution from ship’s bunkers. In 2001, the International Maritime Organization, or IMO, adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention has not yet received sufficient ratifications to come into force. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

Apart from the dry bulk vessels in its fleet, Navios also currently operates a product tanker which in certain circumstances may be subject to national and international laws governing pollution from tankers. When such a product tanker is carrying a cargo of ‘‘persistent oil’’ as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.

When a product tanker is carrying clean oil products which do not constitute ‘‘persistent oil’’ for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention. The Convention applies in nearly 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.

In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ international or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for international, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships (MARPOL). Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall with an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

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

Security Regulations:    Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Inspection by Classification Societies:    Every sea going vessel must be ‘‘classed’’ by a classification society. The classification society certifies that the vessel is ‘‘in class,’’ signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:

•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Risk of Loss and Liability Insurance

General.    The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While management believes that Navios’ present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that Navios will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances.    Navios has marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of the 21 owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible for the hull and machinery insurance in amounts ranging from $75,000 to $100,000. There are no deductibles for the war risk insurance. Navios has also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, Navios will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and Indemnity Insurance.    Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers Navios’ third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, to wing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Subject to the ‘‘capping’’ discussed below, for pollution, Navios’ coverage is unlimited. Navios’ current protection and indemnity insurance coverage for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, Navios is subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Thus, stated simply, one may charter-in part of a fleet as opposed to owning the entire fleet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by Navios are fully employed.

Navios seeks to manage risk through a number of strategies, including vessel control strategies (chartering and ownership), freight carriage and FFA trading. Navios’ vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. Navios also enters into CoAs, which gives Navios, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. Navios’ FFA trading strategies include taking economic hedges to manage and mitigate risk on vessels that are on-hire or coming off-hire to protect against the risk of movement in freight market rates.

Legal Proceedings

Navios is not involved in any legal proceedings that it believes will have a significant effect on its business, financial position, and results of operations or liquidity.

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding can not be presently estimated, based on management’s current expectations and assumptions we have accrued for $5.4 million in our 2006 financial statements. However, we do not believe this will have a material impact on our liquidity, or on our ability to make payments for principal and interest or otherwise service our debt.

From time to time, Navios may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charterparty disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Crewing and Shore Employees

Navios crews its vessels primarily with Greek officers, Ukrainian and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios’ vessel owning subsidiaries. Navios’ Filipino seamen are referred to Navios’ fleet manager by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios’ Ukrainian officers and seamen are referred to Navios’ fleet manager by Elvictor Management LTD, an independent crewing agent. Navios’ Georgian officers and seaman are referred to Navios’ fleet manager by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

With respect to shore side employees, Navios employs 15 employees in its South Norwalk, Connecticut office, 46 in its Piraeus, Greece office, 11 employees in its Antwerp, Belgium office and six employees in its Montevideo office, with an additional 68 employees working at the port facility in Nueva Palmira discussed below.

Facilities

Navios currently leases the following properties:

•	Navios Corporation has leased approximately 12,458 square feet of space at 20 Marshall Street, South Norwalk, CT, 06820 under a lease that expires on May 15, 2011. Navios has sublet approximately 2,000 square feet of space to Hera East Holding, LLC, under a sub-lease that expires on May 15, 2011.

•	Navios ShipManagement Inc. and Navios Corporation has leased approximately 2,034.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, under a lease that expires in 2017

•	Corporación Navios Sociedad Anonima leases the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. This lease is between Uruguayan National Authority of Free Zones and Corporación Navios Sociedad Anonima, which expires on November 29, 2025, with an option to extend for another 20 years.

•	Kleimar has leased approximately 239 square meters of space at 5 Suikerui 2000 Antwerp, Belgium, under a lease that expires in June 2007.

Corporación Navios Sociedad Anonima owns the premises from which it operates in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

C.    Organizational structure

Navios maintains offices in Piraeus, Greece, Norwalk, Connecticut, Antwerp, Belgium and Montevideo, Uruguay. Navios’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries (out of South Norwalk, Antwerp and Piraeus, respectively), while the operation and technical management of Navios’ owned vessels are conducted through Navios Maritime Holdings Inc. and its wholly-owned subsidiaries (out of Piraeus), except for vessels owned by Kleimar whose management is outsourced. Navios owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, Corporación Navios Sociedad Anonima, or CNSA. All of Navios’ subsidiaries are wholly-owned, except for Acropolis Chartering & Shipping Inc., a charter broker that acts on behalf of both Navios and third parties and of which Navios owns 50% of the outstanding equity. The remaining 50% equity of Acropolis is owned by Mr. Stavros Liaros, Acropolis’s Chief Executive Officer and a resident of Piraeus, Greece. The chart below sets forth Navios’ current corporate structure following the acquisition and reincorporation (all corporations are domiciled in the Republic of the Marshall Islands, except for Acropolis, which is a Liberian corporation, CNSA, which is a Uruguayan company, Hestia Shipping Ltd and Nav Holdings Limited, which are Maltese corporations and Kleimar NV which is a Belgian corporation):

Company Name	Nature	Vessel Name	Country of Incorporation
Navios Maritime Holdings Inc.	Holding Company	—	Marshall Is.
Navios Corporation	Sub-Holding Company	—	Marshall Is.
Nav Holdings Limited	Sub-Holding Company	—	Malta
Navios International Inc.	Operating Company	—	Marshall Is.
Navimax Corporation	Operating Company	—	Marshall Is.
Navios Handybulk Inc.	Operating Company	—	Marshall Is.
Corporation Navios SA	Operating Company	—	Uruguay
Hestia Shipping Ltd.	Operating Company	—	Malta
Anemos Maritime Holdings Inc.	Sub-Holding Company	—	Marshall Is.
Navios Shipmanagement Inc.	Management Company	—	Marshall Is.
Achilles Shipping Corporation	Ship owning Company	Navios Achilles	Marshall Is.
Apollon Shipping Corporation	Ship owning Company	Navios Apollon	Marshall Is.
Herakles Shipping Corporation	Ship owning Company	Navios Herakles	Marshall Is.
Hios Shipping Corporation	Ship owning Company	Navios Hios	Marshall Is.
Ionian Shipping Corporation	Ship owning Company	Navios Ionian	Marshall Is.
Kypros Shipping Corporation	Ship owning Company	Navios Kypros	Marshall Is.
Meridian Shipping Enterprises Inc.	Ship owning Company	Navios Meridian	Marshall Is.
Mercator Shipping Corporation	Ship owning Company	Navios Mercator	Marshall Is.
Libra Shipping Enterprises Corporation	Ship owning Company	Navios Libra II	Marshall Is.
Alegria Shipping Corporation	Ship owning Company	Navios Alegria	Marshall Is.
Felicity Shipping Corporation	Ship owning Company	Navios Felicity	Marshall Is.
Gemini Shipping Corporation	Ship owning Company	Navios Gemini S	Marshall Is.
Arc Shipping Corporation	Ship owning Company	Navios Arc	Marshall Is.
Galaxy Shipping Corporation	Ship owning Company	Navios Galaxy I	Marshall Is.
Horizon Shipping Enterprises Corporation	Ship owning Company	Navios Horizon	Marshall Is.
Magellan Shipping Corporation	Ship owning Company	Navios Magellan	Marshall Is.
Star Maritime Enterprises Corporation	Ship owning Company	Navios Star	Marshall Is.
Hyperion Enterprises Inc.(i)	Ship owning Company	Navios Hyperion	Marshall Is.
Aegean Shipping Corporation	Ship owning Company	—	Marshall Is.
Kleimar NV	Ship owning Company	Kleimar Fleet (Item 5)	Belgium
Bulk Invest SA			Luxemburg
Acropolis Chartering & Shipping Inc.(ii)	Brokerage Company	—	Liberia

(i)	The vessel was acquired on February 26, 2007.

(ii)	The company is 50% owned by Navios and is accounted for on the equity basis.

D.    Property, plants and equipment

Our only material property is the owned vessels and the port terminal facilities in Uruguay. See Item 4.B above.

Item 4A.    Unresolved Staff Comments

None

Item 5.    Operating and Financial Review and Prospects

The following is a discussion of Navios Maritime Holdings Inc. as ‘‘Successor’’ to and as ‘‘Predecessor’’ of the acquisition / reincorporation discussed in the following paragraphs and in Note 3 to the Consolidated Financial Statements as of December 31, 2006 and 2005, included herein. Also following is a discussion of the financial condition and results of operations for (a) the successor company for the fiscal year ended December 31, 2006 and the period from August 26, 2005 to December 31, 2005 and (b) the predecessor company for the period from January 1, 2005 to August 25, 2005 and the fiscal year ended December 31, 2004. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of

America (GAAP). You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above which are included in this document.

We also present combined revenue and expense information for the year ended December 31, 2005. The information was derived from the audited consolidated revenue and expense accounts of Navios as predecessor for the period from January 1, 2005 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios as successor for the period from August 26, 2005 to December 31, 2005. The combined revenue and expense information is being presented solely to assist comparisons across the years. The combined information is a non-GAAP financial measure and should not be used is isolation or substitution of the predecessor and successor results. The successor period for 2005 in the combined statement of operations includes the effects of the fair value purchase accounting adjustments (see Note 3 to the Navios Maritime Holdings Inc. December 31, 2006 Consolidated financial statements).

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward looking statements are based on Navios’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this report are those discussed under ‘‘Risk Factors’’ and ‘‘Disclosure Regarding Forward-looking Statements’’.

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

This transaction was recorded in two steps. In step one, ISE recorded the $594.4 million total cash purchase price, plus $14.2 million in allocable transaction costs, by allocating such cost to the assets acquired in accordance with their fair market value on the acquisition date. The excess of the purchase price over the fair value of the assets acquired was recorded as goodwill. In step two, which immediately followed, ISE effected a ‘‘downstream merger’’ with and into Navios. The assets and liabilities of ISE (which reflected the acquisition of Navios) became the assets and liabilities of Navios. The stockholders’ equity of ISE became the stockholders’ equity of Navios. The results of operations of Navios to August 25, 2005 are labeled as ‘‘Predecessor’’ and remain as historically reported. The results of operations from August 26, 2005 forward are labeled as ‘‘Successor’‘‘ and reflect the combined operations of Navios and ISE. The Stock Purchase Agreement required a purchase price adjustment based on an EBITDA target for the period January 1, 2005 to August 31, 2005. The $594.4 million cash purchase price reflects a preliminary price adjustment based on an EBITDA target included in the contract and was adjusted by approximately $0.6 million based on a final calculation agreed between the parties, which amount was paid before December 31, 2005.

Approximately $412.0 million of the purchase price was financed from a $514.4 million senior secured credit facility, entered into on July 12, 2005 and funded on August 25, 2005, with HSH Nordbank AG. The senior secured credit facility was assumed by Navios in connection with the acquisition and reincorporation and was restructured on December 21, 2005. See also Liquidity and Capital Resources and Note 12 to the Navios Maritime Holdings, Inc. Consolidated Financial Statements for additional information on this facility and its restructuring which occurred on December 21, 2005.

On December 13, 2006, the Company made an offering for $300.0 million of 9.5% senior notes due 2014. The net proceeds of approximately $291.5 were partially used to repay indebtedness outstanding under the senior secured credit facility described in the preceding paragraph. See also Liquidity and Capital Resources and Note 12 to the Navios Maritime Holdings, Inc. 2006 Consolidated Financial Statements for additional information.

On December 31, 2006 and 2005, Navios’ current assets totaled $195.9 million and $114.5 million respectively, while current liabilities totaled $109.0 million and $133.6 million respectively, resulting in a positive working capital position of $86.8 million and a negative working capital position of $19.1 million, respectively. Navios believes that it will be able to generate sufficient cash during 2007 to make the required principal and interest payments on its indebtedness and provide for the normal working capital requirements of the business.

At the time of the August 25, 2005 acquisition, ISE’s senior management anticipated implementing a strategic post-acquisition plan for the relocation of Navios’ offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house Navios’ headquarters and the operations of its subsidiaries. Management has commissioned an internal task force to implement this plan. The cost of this relocation plan includes the cost of lease terminations, the write off of leasehold improvements at the offices vacated and severance payments for employees leaving the company. On January 21, 2006, the Company moved to its new offices at 85 Akti Miaouli, Piraeus Greece. As a result of this relocation, an expense of $1.4 million has been included in the December 31, 2005 consolidated financial statements as part of the purchase accounting. Of that amount, $0.4 million and $0.7 million remained as an accrual at December 31, 2006 and 2005, respectively. The relocation of the Norwalk office has not yet been implemented.

Navios is a large, global, vertically integrated global seaborne shipping company transporting a wide range of drybulk commodities, including iron ore, coal, grain and fertilizers. We technically and commercially manage our owned fleet (except for Kleimar’s vessels which are managed by a non related third party) and commercially manage our chartered-in fleet. Navios has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet including the shipping operations throughout the life of the vessels and, the superintendence of maintenance, repairs and dry-docking of the operated fleet. Navios also owns and operates a port/storage facility in Uruguay.

Following is the current ‘‘core fleet’’ employment profile, including the newbuilds to be delivered. The current ‘‘core fleet’’ consists of 45 vessels totaling 3.6 million deadweight tons. The employment profile of the fleet is reflected in the tables below. The 37 vessels in current operation aggregate approximately 2.9 million deadweight tons and have an average age of 4.5 years. Navios has currently fixed 86.2%, 52.8% and 14.4% of its 2007, 2008 and 2009 available days, respectively, of its fleet (excluding Kleimar’s vessels, which are primarily utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $183.8 million, $135.8 million and $36.4 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and ourselves. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are grater than estimated, these would decrease the level of fees above. The average contractual daily charter-out rate for the core fleet (excluding Kleimar’s vessels) is $20,464, $22,461 and $22,425 for 2007, 2008 and 2009, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding Kleimar’s vessels) for 2007 is $9,622.

Owned Vessels

Vessels	Type	Built	DWT	Charter-out Rate(1)	Expiration Date(2)
Navios Fleet
Navios Ionian	Ultra Handymax	2000	52,068	15,152	03/18/2007
				22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	16,150	09/28/2007
Navios Horizon	Ultra Handymax	2001	50,346	14,725	06/16/2008
Navios Herakles	Ultra Handymax	2001	52,061	15,437	05/02/2007
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	14,250	08/23/2007
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	15,438	04/22/2007
Navios Hios	Ultra Handymax	2003	55,180	24,035	11/15/2008
Navios Kypros	Ultra Handymax	2003	55,222	16,844	05/13/2007
Navios Gemini S	Panamax	1994	68,636	19,523	12/21/2008
Navios Libra II	Panamax	1995	70,136	21,613	09/14/2008
Navios Felicity	Panamax	1997	73,867	9,405	04/25/2008
Navios Magellan	Panamax	2000	74,333	14,963	05/09/2007
				19,950	04/01/2008
Navios Galaxy I	Panamax	2001	74,195	24,062	01/25/2008
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Alegria	Panamax	2004	76,466	19,475	08/09/2008
Navios Hyperion(4)	Panamax	2004	75,707	26,268	02/26/2009
Kleimar Fleet(7)
Vanessa	Product Handysize	2002	19,078	11,525	08/05/2010
Asteriks	Panamax	2005	76,801	COA	—
Obeliks(5)	Capesize	2000	170,454	COA	—

Long-Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(3)	Charter-out Rate(1)	Expiration Date(2)
Navios Fleet
Navios Vector	Ultra Handymax	2002	50,296	No	8,811	10/17/2007
Navios Astra	Ultra Handymax	2006	53,468	Yes	17,100	06/01/2007
Navios Cielo	Panamax	2003	75,834	No	25,175	11/14/2008
Navios Orbiter	Panamax	2004	76,602	Yes	24,700	02/23/2009
Navios Aurora	Panamax	2005	75,397	Yes	24,063	07/06/2008
Navios Orion	Panamax	2005	76,602	No	27,312	03/01/2009
Navios Titan	Panamax	2005	82,936	No	20,000	11/24/2007
Navios Sagittarius	Panamax	2006	75,756	Yes	25,413	12/23/2008
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Kleimar Fleet (8)
Ocean Premier	Handysize	1996	27,411	No	COA	—
Belisland	Panamax	2003	76,602	No	COA	—
Golden Heiwa	Panamax	2007	76,662	No	COA
SA Fortius	Capesize	2001	171,595	No	COA	—
Beaufiks	Capesize	2004	180,310	Yes	COA	—
Fantastiks	Capesize	2005	180,265	Yes	COA	—
Rubena N	Capesize	2006	203,233	No	COA	—

Long-Term Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Fleet
Navios Primavera(6)	Ultra Handymax	05/2007	Yes	53,500
Navios TBN	Ultra Handymax	05/2008	No	55,100
Navios Prosperity(7)	Panamax	06/2007	Yes	83,000
Navios Esperanza	Panamax	09/2007	No	75,200
Navios TBN	Panamax	03/2008	Yes	76,500
Navios TBN	Panamax	09/2011	Yes	80,000
Kleimar Fleet
Tsuneishi TBN	Panamax	03/2008	No	75,250
Namura TBN	Capesize	04/2010	No	176,800

(1)	Net Time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming earliest redelivery by charterers.

(3)	Generally, the Company may exercise its purchase option after three years of service.

(4)	The vessel was acquired on February 26, 2007. Previously it was employed under Navios’ long-term chartered-in fleet.

(5)	The vessel is contracted to be sold for $24.2 million in 2009.

(6)	The vessel has been chartered-out from May 2007 for a three-year period at a daily rate of $20,046 (net of commissions).

(7)	The vessel has been chartered-out from June 2007 for a five-year period at a daily rate of $24,000 (net of commissions).

(8)	Kleimar’s fleet is primarily utilized to fulfill Contracts of Affreightment (‘‘COA’’).

Since August 25, 2005, Navios exercised options to purchase eight vessels of its long-term chartered-in fleet. Of these eight vessels, the first vessel, Navios Meridian, was delivered on November 30, 2005, the second vessel, Navios Mercator, was delivered on December 30, 2005, the third vessel, Navios Arc, was delivered on February 10, 2006, the fourth vessel, Navios Galaxy I, was delivered on March 23, 2006, the fifth vessel, Navios Magellan, was delivered on March 24, 2006, the sixth vessel, Navios Horizon, was delivered on April 10, 2006, the seventh vessel, Navios Star, was delivered on December 4, 2006 and the eighth vessels, Navios Hyperion, on February 26, 2007. The acquisition cost of these additional eight vessels was approximately $155.0 million. Navios believes that the current market value of the eight vessels is approximately $322.5 million. Accordingly, Navios has options to acquire four of the remaining ten chartered-in vessels currently in operation and four of the six long-term chartered-in vessels on order.

On December 19, 2005 Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Angeliki Frangou family the Company’s Chairman and Chief Executive Officer. On December 22, 2005, Navios took delivery of the first two vessels, the Navios Libra II and the Navios Alegria built in 1995 and 2004 respectively. The third vessel, the Navios Felicity built in 1997, was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million and was funded with (i) $13.0 million of Navios’ available cash; (b) $80.3 million from bank financing and (c) through the issuance of 5,500,854 shares of Navios authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 for Navios Gemini S. (1,161,535 shares).

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

On December 21, 2005 and in connection with the senior secured credit facility discussed above, Navios entered into an ISDA (International Swap Dealer Association, Inc.) Agreement with HSH

Nordbank AG, providing for (a) interest rate swaps whereas the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $171 million and de-escalating down to $100.5 million following the loan repayment schedule), and (b)interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82 million and de-escalating down to $13.3 million following the loan repayment schedule). The ISDA Agreement is bound by the same securities as the senior secured credit facility discussed in the preceding paragraph.

On December 13, 2006, the Company made an offering of $300.0 million of 9.5% senior notes due in 2014. Part of the net proceeds of approximately $290.0 million was used to repay indebtedness outstanding under the senior secured credit facility described in the preceding paragraph. See also Liquidity and Capital Resources and Note 12 to the Navios Maritime Holdings, Inc. 2006 Consolidated Financial Statements for additional information.

Navios’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios to time charter-out to various shipping industry counterparties, considered by Navios to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios or which it has taken into its fleet under charters having a duration of more than 12 months) during 2005 and 2006 for various periods ranging between one and three years. By doing this Navios has aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs).

In 2005 and 2006, this policy had the effect of generating Time Charter Equivalents (TCE) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios fleet been operated purely on short term and or spot employment. It could also have the effect of generating higher TCE than spot employment should the dry bulk market experience a downturn in 2007.

The average daily charter-in vessel cost for the Navios long term charter-in fleet was $9,480 per day for the year ended December 31, 2006, which is currently significantly lower than the market revenue earning capacity of the vessels. The average charter-in hire rate per vessel was derived from the amount for long term hire as disclosed in Note 17 to Navios Maritime Holding Inc. audited consolidated financial statements for the year ended December 31, 2006, included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios has the ability to increase its owned fleet through in-the-money purchase options exercisable in the near future.

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

Navios believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact to future revenue and profitability. However, the cost advantage of Navios’ long term chartered fleet, which is chartered-in at historically favorable fixed rates, would help to mitigate the impact of any short-term decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios’ owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing may also be negatively impacted.

Dry bulk fundamentals remain attractive. The Asia Pacific region, especially China, continues to contribute to strong global economic growth. More specifically, Chinese demand for iron ore, coal and grain and its import and exports of steel products play a significant part in sustaining dry bulk market at high levels. The high price of oil has contributed to increased movements of steam coal which is expected to continue in the foreseeable future. Additionally, new longer haul trade routes have developed that Navios anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage whose growth is limited as shipyard capacity is dominantly allocated to container and tanker building.

Navios also owns and operates the largest bulk transfer and storage port facility in Uruguay. While a relatively small portion of the overall enterprise, Navios believes that this terminal is a stable business with strong growth and integration prospects. Operating results for Navios’ Uruguay port terminal are highly correlated to South American grain production and export, in particular Paraguayan, Uruguayan and Bolivian production and export. Navios believes that the continuing development of Uruguayan, Paraguayan and Bolivian grain exportation will foster throughput growth and therefore increase revenues at its Nueva Palmira port terminal. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain, the port terminal operations would be adversely affected.

Recent Developments

Exercise of warrants:

On June 6, 2006, Navios issued 15,978,280 shares of common stock upon exercise of 15,978,280 of its 65,550,000 outstanding warrants. Under a warrant exercise agreement entered into with certain qualifying stockholders the exercise price of the previously outstanding warrants was reduced from $5.00 to $4.10 per share. This warrant exercise agreement was a new agreement and no prior understandings or arrangements existed with respect to the reduction of the warrant exercise price. The warrant exercise agreement solely provided for the reduced exercise price and the execution of a registration rights agreement as discussed below. The gross proceeds from the exercise of warrants were approximately $65.5 million. To comply with securities laws, including the tender offer rules and securities laws which might otherwise have required an effective registration statement to be in place before the warrant exercise transaction could be consummated, the transaction was limited to certain institutional holders and Navios’ Chairman, Chief Executive Officer and principal stockholder.

Ms. Angeliki Frangou, Navios’ Chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to Navios to exercise 6,666,280 warrants.

Pursuant to a registration rights agreement, Navios filed a registration statement registering the resale of such common stock together with an additional 708,993 shares issued to Navios’ financial advisors (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered). Such registration statement was declared effective on September 13, 2006.

On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (1) exercising warrants for 1.16 shares in consideration $5.00 or (2) receiving one share in exchange of every 5.25 warrants surrendered.

Under this tender offer, which expired on January 26, 2007, 32,140,128 warrants were exercised in 2007, of which 14,237,557 warrants were exercised by payment of the $5.00 exercise price and 17,902,571 warrants were exercised by exchange of warrants. As a result $71.2 million of cash proceeds were raised and 19,925,527 new shares of common stock were issued.

Giving effect to the warrant exercise transactions, the 708,993 shares issued to Navios’ financial advisors and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S (see Notes 8 and 19 to the December 31, 2006 consolidated financial statements included herein), Navios had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006 and 82,013,654 shares outstanding and 17,431,592 warrants outstanding as of March 26, 2007. The warrants will expire in accordance with their terms on December 9, 2008.

Senior notes:    In December 2006, the Company issued $300 .0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million, from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under ‘‘Overview’’ above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than the Uruguayan subsidiary, Corporacion Navios Sociedad Anonima. At any time before December 15, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after December 15, 2010, at Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. In addition, in connection with the issuance of the senior notes, the Company entered into a Registration Rights Agreement with the holders of such notes. Under the Registration Rights Agreement, the Company agreed to use its commercially reasonable efforts to: file a registration statement not later than June 29, 2007 enabling holders of notes to exchange the privately placed notes for publicly registered notes with identical terms; cause the registration statement to become effective not later than October 1, 2007; complete the exchange offer not later than November 1, 2007; and file a shelf registration statement for the resale of the notes if the Company cannot effect an exchange offer within the time periods listed above and in other circumstances.

Articles of Incorporation:    On January 10, 2007, Navios filed with the Republic of the Marshall Islands an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

Trading of common shares:    On February 1, 2007, Navios received approval of its application to list its common stock and warrants on the New York Stock Exchange (‘‘NYSE’’). The shares of common stock and warrants began trading on the NYSE commencing the opening of trading on February 22, 2007 under the symbols ‘‘NM’’ and ‘‘NMWS’’, respectively. As of February 22, 2007, the Company’s common stock and warrants no longer trade as a unit. Unit holders must break the unit into its constituent parts in order to trade the common stock and/or warrants on the NYSE.

Refinancing:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280 million Term Loan Facility and a $120 million Revolver Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the prior HSH Nordbank facility with the remaining balance to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging between 65 and 125 bps as defined in the agreement. The debt restructuring that occurred in February 2007 was accounted for as a debt modification.

Acquisition of Kleimar:    On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. It is anticipated that the net cash consideration to be paid for the shares will be approximately $140.3 million, after taking into account the cash retained on Kleimar’s balance sheet and certain proceeds from an asset sale triggered by the change in control of Kleimar. As part of the acquisition Navios has also assumed Kleimar’s outstanding debt of approximately $21.3 million.

Kleimar is a Belgian maritime transportation company established in 1993. Kleimar has 11 employees and is the owner and operator of capesize and panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

Kleimar currently controls 11 vessels, of which it has ownership interest on three of them. The long-term chartered-in fleet consists of five capesize vessels, three panamaxes and one handymax.

Kleimar also has purchase option on two of the capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008.

The purchase of Kleimar was financed by existing cash and the use of the $120 million revolver credit facility with HSH Nordbank AG. Navios expects that the resulting use of debt will be in line with Navios’ established leverage targets.

A.    Operating Results

Factors Affecting Navios’ Results of Operations:

Navios actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and contracts of affreightment (‘‘COAs’’); (iii) monitoring the financial impact of corporate exposure from both physical and forward freight agreements (‘‘FFAs’’) transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios aims at achieving an appropriate balance between owned vessels and long and short term chartered in vessels and controls approximately 3.6 million dwt in dry bulk tonnage. Navios’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permits Navios to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates (‘‘TCE’’): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Voyage and Time Charter

Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

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

Consistent with industry practice, Navios uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue. TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios’ owned fleet is 5.9 years. But as such fleet ages or if Navios expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)

Navios enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COA’s and strategic backhaul cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of COAs, under which Navios contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

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

Navios enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

At December 31, 2006, 2005 and 2004, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contract qualified for hedge accounting treatment. The balance of Other Comprehensive Income as of December 31, 2006, relates to six FFAs that qualified for hedge accounting treatment during the year. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

FFA cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFA are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house and LCH the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly. Navios has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios does not have discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management cannot and does not identify expenses, profitability or other financial information for these charters. As a result, Navios reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios measures segment performance based on net income. For further segment information, please see footnote 21 to the Consolidated Financial Statements.

Recent Accounting Pronouncements

In February 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 155 (SFAS 155) ‘‘Accounting for Certain Hybrid Instruments — an amendment of FASB Statements No. 133 and 140’’. SFAS 155 amends SFAS 133 to permit fair value measurement for certain hybrid financial instruments that contain an embedded derivative, provides additional guidance on the applicability of SFAS 133 and SFAS 140 to certain financial instruments and subordinated concentrations of credit risk. SFAS 155 is effective for the first fiscal year that begins after September 15, 2006. We are currently evaluating the impact SFAS 155 will have on our consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets — an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 158 (SFAS 158) ‘‘Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106 and 132(R)’’. SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have a material effect on its consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, ‘‘Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements’’ (‘‘SAB No. 108’’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in qualifying current year misstatements for the purpose of materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statements errors based on both the roll-over method and the iron curtain method regarding the effects of each of the Company’s balance sheets and statement of operations and the related financial statements disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment s recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any effect on the Company’s consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

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

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios’ significant accounting policies, see Note 2 to the Consolidated Financial Statements as of December 31, 2006, included herein.

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

The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA and LCH. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH. See further discussion under ‘‘Spot Charters, Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs)’’.At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($4 million loss for the year ended December 31, 2006) are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to $9.8 million. For the year ended December 31, 2006, the gains/ (losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that have been reclassified to earnings amounted to $4.2 million. At December 31, 2006, 2005 and 2004 none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting and accordingly, all unrealized gains/losses in these periods were recorded in the statement of operations.

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

Vessels, net:    In connection with the acquisition/reincorporation, vessels owned by Navios (Predecessor) were recorded at fair market values as of August 25, 2005. Vessels acquisitions subsequent to that date are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

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

Navios evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. Navios determined that there was no impairment of goodwill during all periods presented.

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

The intangible asset associated with the favorable lease terms includes an amount of $20.7 million related to purchase options for the vessels as of August 25, 2005. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2006, $6.5 million had been transferred to the acquisition cost of vessels.

Period over Period Comparisons

For the year ended December 31, 2006 compared to the combined year ended December 31, 2005

The following table presents consolidated revenue and expense information for the year ended December 31, 2006 and combined revenue and expense information for the year ended December 31, 2005. This information was derived from the audited consolidated revenue and expense accounts of Navios as predecessor for the period from January 1 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios as successor for the period from August 26 to December 31, 2005 and for the year ended December 31, 2006.

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

The combined information is a Non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results and is expressed in thousands of U.S. Dollars.

	Successor		Predecessor	Combined
	Year ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2005
Revenue	$205,965	$76,376	$158,630	$235,006
Gain (loss) on FFA’s	19,786	(2,766)	2,869	103
Time charter, voyage and port terminal expenses	(84,717)	(39,119)	(91,806)	(130,925)
Direct vessel expenses	(19,863)	(3,137)	(5,650)	(8,787)
General and administrative expenses	(14,565)	(4,582)	(9,964)	(14,546)
Depreciation and amortization	(37,719)	(13,582)	(3,872)	(17,454)
Provision for losses on accounts receivable	(6,242)	(411)	—	(411)
Interest income	3,832	1,163	1,350	2,513
Interest expense	(47,429)	(11,892)	(1,677)	(13,569)
Other income	1,819	52	1,426	1,478
Other expense	(472)	(226)	(757)	(983)
Income before equity in net earnings of affiliated companies	20,395	1,876	50,549	52,425
Equity in net earnings of affiliated companies	674	285	788	1,073
Net income	$21,069	$2,161	$51,337	$53,498

Set forth below are selected historical and statistical data for Navios successor company (2006) and for the combined company (2005), that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2006	2005
FLEET DATA
Available days (*)	10,382	9,147
Operating days	10,333	9,110
Fleet utilization	99.5%	99.6%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$18,812	$22,771
Time Charter Equivalents (excluding FFAs)	$16,906	$22,760

During the year ended December 31, 2006, there were 1,235 more available days as compared to 2005. This was due to the increase in the number of owned vessels resulting in 3,333 additional days. The increase, however, was mitigated by the redelivery of chartered-in vessels during 2006 and 2005, following the expiration of their charters, reducing the available days by 2,097 days. Navios has been able to increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate excluding FFAs for the year ended December 31, 2006 was $16,906 per day, $5,854 per day lower than the rate achieved in 2005. This was primarily due to a decline in the average time charter market resulting in lower charter-out daily rates in 2006 than those achieved in 2005.

Revenue:    Revenue decreased to $206.0 million for the year ended December 31, 2006 as compared to the $235.0 million for the combined year ended December 31, 2005. Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $29.5 million or 13.0% to $197.5 million for the year ended December 31, 2006 from $227.0 for the year ended December 31, 2005. This decrease is mainly attributable to a decline in the average time charter market resulting in lower charter-out daily hire rates in 2006 as compared to 2005, which was partially mitigated by the increase in available days as discussed above.

Revenues from the port terminal increased by $0.4 million to $8.5 million for the year ended December 31, 2006 as compared to $8.1 million in 2005. Port terminal throughput volume increased approximately 7.8% to 2.22 million tons of agricultural and other products for the year ended December 31, 2006 from 2.06 million tons for the year ended December 31, 2005.

Gains and Losses on FFAs:    Income from FFAs increased by $19.7 million to a gain of $19.8 million during the year ended December 31, 2006 as compared to $0.1 million for the year ended December 31, 2005. Navios records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of FFAs qualifying for hedge accounting, representing unrealized gains or losses at December 31, 2006, of $9.8 million were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of these qualifying for hedge accounting of $4.0 million loss, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/ (losses) included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ are reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transactions affect earnings. On this basis approximately $4.2 million have been reclassified to earnings during the year ended December 31, 2006. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both years. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
March 14, 2005	$40,842	(b)
August 3, 2005	$10,162	(a)
January 26, 2006	$13,267	(c)
December 6, 2006	$35,713	(d)

(a)	Low for fiscal year 2005

(b)	High for fiscal year 2005

(c)	Low for fiscal year 2006

(d)	High for fiscal year 2006

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses decreased by $46.6 million or 35.5% to $84.7 million for the year ended December 31, 2006 as compared to $131.3 million for the year ended December 31, 2005. This was primarily due to (a) the decline in the market which positively affected the average charter-in daily hire rate cost from $15,582 per day for fiscal year 2005 to $9,480 per day for fiscal year 2006, (b) the redelivery of higher cost charter-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet and (c) the reduction of port expenses and fuel consumption cost due to more vessels employed under time charters in 2006, whereby these costs were generated by the charterers, as compared to 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $11.1 million to $19.9 million or 126.1% for the year ended December 31, 2006 as compared to $8.8 million for the year ended December 31, 2005. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily from to the increase of the owned fleet by 11 vessels during the period since Navios’ acquisition in August 2005 (six vessels were acquired in 2006).

General and Administrative Expenses:    General and administrative expense slightly increased by $0.1 million or 0.7% to $14.6 million for the year ended December 31, 2006 as compared to $14.5 million for the year ended December 31, 2005. However, excluding the transaction costs of approximately $3.7 million incurred in connection with the sale of Navios during 2005, general and administrative expenses show an increase of 35.2% or $3.7 million for the year ended December 31, 2006 as compared to year ended December 31, 2005. This increase is mainly attributable to (a) $0.9 million increase in payroll and related costs, (b) $1.9 million increases in professional, legal, and audit fees and traveling costs due to the additional costs incurred by Navios as a public company and (c) $0.9 million increased office expenses as a result of Company’s move to the new offices and other expenses related to being a public company.

Depreciation and Amortization:    Depreciation and amortization are not directly comparable for the consolidated year ended December 31, 2006 and the combined year ended December 31, 2005. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. For the year ended December 31, 2006 the increase in annual depreciation expense is attributable to the acquisition of 11 vessels since August 26, 2005 (five acquired in the fourth quarter of 2005) having a $12.4 million effect, with the remaining being the effect of the accounting treatment discussed above. See further discussion of Navios’ amortization policy ‘‘Results of Operations’’ and ‘‘Critical Accounting Policies’’.

Provision for losses on accounts receivable:    On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Navios exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While it is too early to determine what recovery Navios may obtain in any liquidation proceeding, it has provided $5.4 million in its 2006 financial statements.

Net Interest Expense and Income:    Interest expense from August 26, 2005 to December 31, 2006, increased as compared to periods prior to August 25, 2005, due to the new debt incurred on August 25, 2005 to finance the acquisition of Navios by ISE, its restructuring on December 21, 2005, the additional debt incurred for the acquisition of additional vessels and the senior notes issued in December 2006, $290.0 million of the net proceeds of which were used to prepay in full three tranches of approximately $241.1 million and on a pro-rata basis, the remaining tranches of the existing senior secured credit facility. As a result, interest expense for the year ended December 31, 2006 is not directly comparable to the same combined period of 2005. Interest income increased by $1.3 million to $3.8 million for the year ended December 31, 2006 as compared to $2.5 million for the year ended December 31, 2005. Although the average cash balances decreased from $91.5 million in 2005 to $88.2 million in 2006, interest increased as a result of the higher weighted average interest rate which increased to 5.0 % in 2006 as compared to 3.2% in 2005.

Other Income:    Other income increased by $0.3 million to $1.8 million for the year ended December 31, 2006. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short and long term, as well as the reversals of provisions for arbitration claims against Navios that have been concluded in Navios’ favor.

Net Other Expense:    Other expense decreased by $0.5 million to $0.5 million for the year ended December 31, 2006. This change is mainly due to less realized losses on the settlement of payables raised in other currencies during the year.

For the combined year ended December 31, 2005 compared to the year ended December 31, 2004

The following table presents combined revenue and expense information for the year ended December 31, 2005 and consolidated information for the year ended December 31, 2004. The fiscal year 2005 information was derived from the audited consolidated revenue and expense accounts of Navios as predecessor for the period from January 1 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios as successor for the period from August 26 to December 31, 2005.

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

The combined information is a Non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results and is expressed in thousands of U.S. Dollars.

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

Set forth below are selected historical and statistical data for Navios as predecessor (2004) and for the combined company (2005), that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2005	2004
FLEET DATA
Available days (*)	9,147	11,952
Operating days	9,110	11,900
Fleet utilization	99.6%	99.6%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$22,771	$25,985
Time Charter Equivalents (excluding FFAs)	$22,760	$21,153

During the year ended December 31, 2005, three were 2,805 fewer available days as compared to 2004. This was predominantly the result of the redelivery of short term chartered-in vessels during 2005 according to the contracted redelivery terms in the chartered-in lease agreements. Compared to

2004, Navios chartered-in fewer short term vessels on lease as management anticipated greater market volatility over the ensuing period. Navios can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced. Refer also to the ‘‘Factors Affecting Navios’ Results of operations’’.

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

However, the effect on revenues from the reduction in available days was mitigated by the achieved in 2005 TCE rate to $22,760 per day or $1,607 per day higher than that of 2004. Revenues from the port terminal increased by $0.4 million to $8.0 million for the year ended December 31, 2005 as compared to $7.6 million in 2004. Port terminal throughput volume increased approximately 1.5% to 2.06 million tons of agricultural and other products for the year ended December 31, 2005 from 2.03 million tons for the year ended December 31, 2004. Navios was able to increase throughput primarily because of an increase in the Uruguayan and Paraguayan soybean crops in 2005 as well as increasing the silo storage capacity to 270,440 tons from September 2005 when a new silo was put into use, as compared to 205,000 tons prior to such time.

Gains and Losses on FFAs:    Income from FFAs decreased by $57.6 million to a gain of $0.1 million during the year ended December 31, 2005 as compared to $57.7 million for all of the year ended December 31, 2004. Due to the pending sale of Navios to ISE in 2005, the predecessor management minimized FFA trading exposure and the post acquisition successor management also maintain a similar approach. Navios records the change in the fair value of derivatives at each balance sheet date. None of the FFAs qualified for hedge accounting treatment in the periods being discussed. Accordingly, changes in the fair value of FFAs were recognized in the statement of operations. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
June 22, 2004	$17,838	(a)
November 30, 2004	$51,011	(b)
March 14, 2005	$40,842	(d)
August 3, 2005	$10,162	(c)

(a)	Low for 2004

(b)	High for 2004

(c)	Low for 2005

(d)	High for 2005

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

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $0.6 million to $8.8 million or 7.3% for the year ended December 31, 2005 as compared to $8.2 million for the year ended December 31, 2004. Direct vessel expenses include crew costs, provisions, and deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily from increased repair and maintenance costs related to normal usage and to the increase of the owned fleet by five vessels during November and December 2005.

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

Depreciation and Amortization:    Depreciation and amortization are not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios by ISE, with the exception of vessel purchase options and goodwill which are not amortized. The increase in annual depreciation and amortization expense resulting from the acquisition of Navios by ISE and related asset revaluation will be approximately $13.6 million. See further discussion of Navios’ amortization policy under Liquidity and Capital Resources.

Net Interest Expense and Income:    Interest expense from August 26, 2005 onward will increase due to the new debt incurred on August 25, 2005 and it’s restructuring on December 21, 2005. A substantial portion of the new debt was used to finance the acquisition of Navios by ISE and the acquisition of additional vessels. As a result, interest expense for the period from August 26, 2005 to December 31, 2005 is not comparable to periods prior to that date. Navios estimates that, if the acquisition had taken place on January 1, 2005, the annual increase in interest expense on the debt incurred to finance its acquisition by ISE, based on the LIBOR rate at the acquisition date, would be approximately $19.1 million. (See Long Term Debt Obligations and Credit Arrangements discussed below). Interest income increased by $1.7 million to $2.5 million for the year ended December 31, 2005 as compared to $0.8 million for the year ended December 31, 2004. This is attributable to higher average cash balances of $91.5 million in 2005 as compared to $62.9 million in 2004, as well as to higher weighted average interest rate of 3.2% in 2005 as compared to 1.4% in 2004.

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

        Non-Guarantor Subsidiary

Our non-guarantor subsidiary, CNSA, accounted for approximately $4.2 million, or 8.1%, of our total revenue, $2.8 million, or 13.3%, of our net income and approximately $4.7 million, or 4.6%, of

EBITDA, in each case for the year ended December 31, 2006, as compared to $8.0 million, or 3.4%, of our total combined revenue, $3.1 million, or 5.8%, of our combined net income and approximately $4.2 million, or 5.1%, of combined EBITDA, in each case for the combined year ended December 31, 2005 and to $7.6 million, or 2.7%, of our total revenue, $3.3 million, or 2.6%, of our net income and approximately $4.3 million, or 3.2%, of EBITDA, in each case for the year ended December 31, 2004.

B.    Liquidity and Capital Resources

Navios has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank term loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Subsequent to its acquisition, Navios anticipates that internally generated cash flows and borrowings under the secured credit facility, which was assumed in the acquisition / reincorporation, will be sufficient to fund the operations of the fleet and the port terminal, including working capital requirements. However, See ’’Exercise of Vessel Purchase Options’’, ‘‘Working Capital Position’’ and ‘‘Long Term Debt Obligations and Credit Arrangements’’ for further discussion of Navios’ working capital position. The successor periods in the combined statement includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined cash flow accounts are not comparable as the successor period cash flow accounts include increases to certain changes. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The following table presents cash flow information for the year ended December 31, 2006 (successor) and 2004 (predecessor) and combined cash flow information for the year ended December 31, 2005. The 2005 information was derived from the audited consolidated statements of cash flows of Navios as predecessor for the period January 1, 2005 to August 25, 2005 and from the audited consolidated statements of cash flows of Navios as successor for the period August 26, 2005 to December 31, 2005. This combined cash flow information is being presented solely to assist comparisons across the financial periods and are expressed in thousands of US Dollars.

	Successor	Successor	Predecessor	Combined	Predecessor
	Year Ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005	Year Ended December 31, 2005	Year Ended December 31, 2004
				(unaudited)
Net cash provided by operating activities	$56,432	$24,371	$71,945	$96,316	$137,218
Net cash used in investing activities	(111,463)	(119,447)	(4,264)	(123,711)	(4,967)
Net cash provided by (used in) financing activities	116,952	68,880	(50,506)	18,374	(111,943)
Increase (decrease) in cash and cash equivalents	61,921	(26,196)	17,175	(9,021)	20,308
Cash and cash equivalents, beginning of the period	37,737	63,933	46,758	46,758	26,450
Cash and cash equivalents, end of period	$99,658	$37,737	$63,933	$37,737	$46,758

Cash provided by operating activities for the year ended December 31, 2006 and the combined year ended December 31, 2005

Net cash provided by operating activities decreased by $39.9 million to $56.4 million for the year ended December 31, 2006 as compared to $96.3 million for the year ended December 31, 2005. The decrease resulted primarily from lower net income in the year ended December 31, 2005 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk fleet and port terminal facilities, is not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE, the dry bulk fleet, the assets at Navios’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

The net fair value of open FFA trades as included in the balance sheet at December 31, 2006, was higher than in the same period of 2005 and amounted to $9.0 million and $6.2 million respectively, reflecting the marked-to-market values at the end of the respective years. Unrealized (gains)/losses from FFAs for the years ended December 31, 2006 and 2005 amounted to $(12.5) million and $40.9 million respectively and reflected the change in net fair value on open FFA contracts between the years. The $12.5 million gain at December 31, 2006, represents $22.3 million unrealized gain on FFAs not qualifying for hedge accounting treatment charged to period results which offsets the $9.8 million loss on FFAs qualifying for hedge accounting which has been reflected in ‘‘Other Comprehensive Income/(Loss)’’ under shareholders’ equity.

Restricted cash increased by $12.1 million from $4.1 million at December 31, 2005 to $16.2 million at December 31, 2006. The primary reasons for this increase were the additional deposits made to NOS ASA and LCH with respect to FFAs trading of $8.1 million and $5.4 million respectively, offset by the decrease in the retention account held with HSH Nordbank AG in connection with the restructured credit facility by $0.8 million.

Accounts receivable, net increased by $14.5 million from $13.7 million at December 31, 2005 to $28.2 million at December 31, 2006. The primary reason for this increase was a change in the amount receivable from FFA trading partners which increased by $13.0 million from $10.5 at December 31, 2005 to $23.5 million at December 31, 2006.

Prepaid expenses and other current assets increased by $0.4 million from $6.4 million at December 31, 2005 to $6.8 million at December 31, 2006. The main reason for the increase in prepaid expenses was the increase in inventories and supplies onboard the vessels of $1.9 million and the increase in other prepaid balances of $0.3 million which were mitigated by the decrease in prepaid voyage expenses of $1.8 million.

Accounts payable increased by $23.5 million from $13.9 million at December 31, 2005 to $37.4 million at December 31, 2006. The primary reason for the increase was the change in the amount due to FFA trading partners, which increased by $20.9 million during the year ended December 31, 2006.

Accrued expenses decreased by $0.6 million to $10.7 million at December 31, 2006 from $11.3 million at December 31, 2005. The primary reasons for this decrease were: (a) the accrual of audit and other consultancy fees as a result of Navios transitioning from a private company to a public company in 2005 decreased by $2.9 million as of December 31, 2006, (b) the restructuring of the debt as of December 21, 2005 resulted in accrued financing fees of $2.6 million at December 31, 2005 which decreased by $2.1 million to $0.5 million at December 31, 2006 and (c) the decrease in all other categories by $0.3 million. This decrease was mitigated by (a) the increase of the accrual for voyage expenses by $2.4 million including a provision of $1.0 million for losses on voyage in progress, (b) the increase of the accrual for payroll and related costs by $0.3 million, (c) the increase of the accrual for loan interest cost by $0.5 million, and (d) the establishment of the accrual for audit, consultancy and legal fees with respect to the issuance of the senior notes of $1.5 million that did not exist in 2005.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight decreased by $1.3 million due to the fact that there was one voyage at December 31, 2005 amounting to $1.5 compared to one voyage at December 31, 2006 amounting to $0.2 million.

Cash used in investing activities for the year ended December 31, 2006 as compared to the combined year ended December 31, 2005:

Cash used in investing activities was $111.5 million for the year ended December 31, 2006, as compared to $123.7 million for the combined year ended December 31, 2005.

In 2006 Navios paid $108.1 million for the acquisition of one vessel and five purchase option vessels. In 2005 Navios paid $110.8 million for the acquisition of three vessels and two purchase option vessels.

In 2006 the Company made a $2.1 million deposit in connection with the exercised option for the acquisition of vessel Navios Hyperion, which was delivered on February 26, 2007. In 2005 the Company had made an $8.3 million deposit for the acquisition of four purchase option vessels all of which were delivered in 2006.

Purchase of property and equipment of $1.3 million for the year ended December 31, 2006 and $4.6 million for the same period in 2005 represent, in most part, the amounts paid by Navios in accordance with the terms of the purchase agreement for the construction for the new horizontal silo with ancillary equipment during 2005.

Cash provided by financing activities for the year ended December 31, 2006 as compared to the combined year ended December 31, 2005:

Cash provided by financing activities was $117.0 million for the year ended December 31, 2006, as compared to $18.4 million for the combined year ended December 31, 2005.

Cash provided by financing activities in 2006 was the result of $116.9 million proceeds from the restructured senior secured credit facility signed on December 21, 2005, which were partially utilized to finance the acquisition of one vessel and five purchase option vessels, the proceeds from the warrants resulting in the issuance of common stock of $65.4 million and the net proceeds from the senior notes of $291.5 million a portion of which ($290.0 million) was used to prepay in full three tranches of approximately $241.1 million and on a pro-rata basis the remaining tranches of the existing senior secured credit facility. This was offset by $50.5 million of installment paid in connection with the senior secured credit facility and $15.4 million of dividends paid.

Cash provided by financing activities in 2005 was $18.4 million for the combined year 2005. An amount of $102.1 million relates to the proceeds from the secured credit facility which was fully utilized to partially finance the acquisition of new vessels and $102.3 million relates to cash received from the downstream merger. This was mitigated by $177.4 million payments comprising installments paid in connection with the secured credit facility and repayment of debt and by $8.6 million related to the repayment of a non interest bearing loan from a principal stockholder of the Company.

Cash provided by operating activities for the combined year ended December 31, 2005 as compared to year ended December 31, 2004:

Net cash provided by operating activities decreased by $40.9 million to $96.3 million for the combined year ended December 31, 2005 as compared to $137.2 million for the year ended December 31, 2004. The decrease resulted primarily from lower net income in the year ended December 31, 2005 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk fleet and port terminal facilities, is not comparable for the predecessor and successor companies. As part of the acquisition of Navios by ISE, the dry bulk fleet, the assets at Navios’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

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

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight decreased by $3.7 million as a result of a reduction in the number of voyages extending over the year ends. There were three voyages at December 31, 2004 amounting to $5.3 million compared to one voyage at the end of December 31, 2005 amounting to $1.6 million. The deferred hire on chartered-out vessels decreased by $0.4 million; however, there was one more chartered-out vessel at December 31, 2005 which totaled 25 vessels compared to 24 vessels at December 31, 2004. Additionally, the average gross hire revenue per vessel of $225,000 at December 31, 2004 decreased to $199,000 by the end of December 31, 2005.

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

During December 2005, the Company refinanced the credit facility obtained on July 12, 2005 (Note 11) which was not accounted for the same manner as a debt extinguishment. Therefore, fees paid to the bank, in the amount of $3.8 million associated with the new loan, are capitalized as deferred financing costs.

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

EBITDA:    EBITDA represents net income before interest, taxes, depreciation and amortization. Navios uses EBITDA because Navios believes that EBITDA is a basis upon which liquidity can be assessed and because Navios believes that EBITDA presents useful information to investors regarding Navios’ ability to service and/or incur indebtedness. Navios also uses EBITDA (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.

EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, EBITDA should not be considered as a principal indicator of Navios’ performance.

EBITDA increased by $21.0 million to $103.2 million for the year ended December 31, 2006 as compared to $82.2 million for the same period of 2005. This $21.0 million increase in EBITDA was primarily due to (a) a 19.7 million increase in gains from FFAs and (b) a $46.6 million reduction in time charter and voyage and port terminal expenses as discussed in the section ‘‘Period over Period Comparisons’’. The above overall favorable variance of $66.3 million was mitigated by the decrease in revenues by $28.9 million for the reasons explained in the section ‘‘Period over Period Comparisons’’ and the $ 11.0 million increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of owned fleet and the provision for a doubtful receivable of $5.4 million.

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

In December 2006 Navios repaid $290.0 million of the above facility from the net proceeds of the senior notes discussed below while the balance of the facility remaining at December 31, 2006 was fully repaid from the proceeds of a syndicated loan taken in February 2007.

In December 2006, the Company issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under ‘‘Overview’’ above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than the Uruguayan subsidiary, Corporacion Navios Sociedad Anonima. At any time before December 15, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of trreasury bonds plus 50 basis points, and, (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt.

In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million Revolver Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

The secured loan facility contains covenants similar to those of Senior Notes, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock, or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

The principal payments of the credit facility outstanding balance as of December 31, 2006 for the next five years and thereafter are based on the repayment schedule of the facility discussed in the previous paragraph and the outstanding amount under the senior notes are as follows:

Year	Amount in million of USD
2007	8.3
2008	11.0
2009	11.0
2010	11.0
2011	11.0
2012 and thereafter	517.8
570.1

Working Capital Position:    On December 31, 2006, Navios’ current assets totaled $195.9 million, while current liabilities totaled $109.0 million, resulting in a positive working capital position of $86.9 million. Navios’ cash forecast indicates that it will generate sufficient cash during 2007 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2007.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios continues to review its cash flows with a view toward increasing working capital.

Concentration of Credit Risk:    Concentrations of credit risk with respect to accounts receivables are limited due to Navios’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios’ trade receivables. For the year ended December 31, 2006, two customers from the vessel operations segment accounted for approximately 10.0% and 12.3% each of Navios’ revenue, respectively, for the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005, two customers from the vessel operations segment accounted for approximately 14.8% and 11.9% each of Navios’ revenue, respectively and for the years ended December 31, 2004, one customer from the vessels operation segment accounted for approximately 15.92%.

Effects of Inflation:    Navios does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, dry docking expenses and corporate overhead.

C.    Research and development, patents and licenses, etc.

Not applicable.

D.    Trend information

Not applicable.

E.    Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the year ended December 31, 2006, future minimum rental payments under Navios’ non-cancelable operating leases are disclosed in Navios’ 2006 Consolidated Financial Statements. As of December 31, 2006, Navios was contingently liable for letters of guarantee and letters of credit amounting to $0.5 million issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios issued guarantees to third parties totaling $3.7 million at December 31, 2006, as compared to $2.3 million at December 31, 2005, pursuant to which Navios irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of 6 months following the last trade date, which was December 15, 2005.

F.    Contractual Obligations as at December 31, 2006 (Successor):

Payment due by period ($ in millions)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt – as restructured(i)	570.1	8.3	22.0	22.0	517.8
Operating Lease Obligations (Time Charters)(ii)	304.3	28.2	85.9	61.7	118.5
Rent Obligations(iii)	7.4	1.8	1.8	1.5	3.2

(i)	This amount identifies the balance of the senior secured credit facility as of December 31, 2006 based on the repayment schedule of the secured loan facility taken in 2007 which was partially utilized to refinance it and the amount under the senior notes as of December 31, 2006. The amount identified does not include interest costs associated with the outstanding senior secured credit facility which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum.

(ii)	As further discussed in the following paragraph, Exercise of Vessel Purchase Options, Navios has given notice of its intention to purchase Navios Hyperion. Following the acquisition of this vessel, Operating Lease Obligations (Time Charters) will be (in millions); (i) $290.7 in total; (ii) $34.7, less than a year; (iii) $78.6, 1-3 years; (iv) $58.9, 3-5 years and (v) $118.5, more than 5 years.

(iii)	At the time of the August 25, 2005 acquisition, ISE’s senior management anticipated implementing a strategic post-acquisition plan for the relocation of Navios offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house Navios’ headquarters. Management has commissioned an internal task force to implement this plan. On January 2, 2006, the Company relocated its headquarters to new premises in Piraeus, Greece leased by Navios’ subsidiaries. The relocation of the Norwalk office has not yet been implemented. In October 2006, the Company signed an agreement with a third party to sublease approximately 2,000 square feet of its Norwalk office. The table above incorporates only the lease obligation of the two offices as above.

Item 6.    Directors, Senior Management and Employees

a.	Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	42	Chairman of the Board and Chief Executive Officer
Michael E. McClure	60	Chief Financial Officer
Vasiliki Papaefthymiou	38	Executive Vice President, Legal, Secretary and Director
Anna Kalathakis	37	Senior Vice President, Legal Risk Management
Ted C. Petrone*	52	Senior Vice President, Trading and President of Navios Corporation
Shunji Sasada*	49	Senior Vice President, Fleet Development
Robert G. Shaw	52	Director
Spyridon Magoulas	53	Director
John Stratakis	42	Director
Rex Harrington	74	Director
Allan Shaw	43	Director

*	Significant employee

Angeliki Frangou has been Navios’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE. Ms. Frangou has been the chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, since she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, up to July 2005. Ms. Frangou is the chairman of the board of IRF European Finance Investments Ltd., listed in AIM of the London Stock Exchange. She is also chairman of the board of directors of Proton Bank, based in Athens, Greece. Ms. Frangou is a member of the Mediterranean Committee of China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

Michael E. McClure has been Chief Financial Officer of Navios since October 1, 2005. Prior to that date, Mr. McClure was Vice President – Research & Risk Management of Navios from June 1995. Mr. McClure joined Navios in 1978, at which time he served as Manager of Financial Analysis and then Director of South American Transportation Projects, which included Navios’ owned port facility in Uruguay and its commercial leads in Venezuela and Columbia. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from St. Mary’s college with B.A. and Marquette University, Milwaukee, Wisconsin, with a M.B.A.

Vasiliki Papaefthymiou has been Navios’ Executive Vice President – Legal and a member of its board of directors since August 25, 2005, the date of the acquisition of Navios by International Shipping Enterprises, Inc. Prior to the acquisition, Ms. Papaefthymiou was the secretary and a director of ISE from September 2004 until ISE’s acquisition of and merger into Navios. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises from October 2001 until August 25, 2005, advising that company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received an undergraduate degree from the Law School of the University of Athens and a master’s degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is also admitted to practice before the bar in Piraeus, Greece.

Anna Kalathakis has been Senior Vice President – Legal Risk Management of Navios since December 8, 2005. Before joining Navios, Ms. Kalathakis was the General Manager of the Greek office since May 2000 and Associate Director of A. Bilbrough & Co. Ltd. (the managers of the London Steam-ship Owners’ Mutual Insurance Association Limited). She has previously worked for a US maritime law firm in New Orleans, having qualified as a lawyer in Louisiana, and also in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and in Piraeus, Greece in 2004. She has studied International Relations in Georgetown University, Washington DC (1991). Ms. Kalathakis holds an M.B.A. from European University in Brussels (1992) and J.D. from Tulane Law School (1995).

Ted C. Petrone has been Senior Vice President Trading of Navios since October 1, 2005 and in September 2006 assumed the role of President of Navios Corporation. Mr. Petrone joined Navios in 1980 at the entry-level position of assistant vessel operator and has steadily risen through the ranks to his current position of Vice President of Navios. Mr. Petrone sailed as a third mate aboard U.S. Navy Military Sealift Command tankers for one year before coming ashore to take operational positions in both Stolt-Nielsen and Maritime Overseas Group over a three-year period. Mr. Petrone graduated in 1977 from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation.

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

Robert G. Shaw has been a director of Navios since October 25, 2006. He was formerly President of Navios from August 25, 2005 to September 30, 2006. Mr. Shaw was the Executive Vice President and General Counsel and a director of Navios from January 2001. Prior to joining Navios, Mr. Shaw practiced maritime and corporate law as an associate, and later as a partner, at the law firm of Healy & Baillie, LLP in New York City. Mr. Shaw is the U.S. representative member of the Documentary Committee of the Baltic and International Council that develops standard industry terms for dry bulk charter parties and bills of lading. He is also a former President of the Hellenic American Chamber of Commerce. Mr. Shaw received his degree from Oxford University in 1977.

Spyridon Magoulas has been a member of Navios’ board of directors since August 25, 2005, the date Navios was acquired by ISE. He was a board member of ISE from September 2004 until ISE’s acquisition of and merger into Navios. Mr. Magoulas is a co-founder and director of Doric Shipbrokers S.A., a chartering firm in the dry cargo vessel business based in Piraeus, Greece, and has served as the managing director of that company since its formation in 1994. From 1982 to 1993, Mr. Magoulas was a chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served in the same positions at Orion and Global Chartering Inc. in New York. Mr. Magoulas also is a member of the Association of Ship Brokers and Agents in the United States. Mr. Magoulas received a bachelor’s degree in economics (with honors) from the City University of New York a master’s degree in transportation management from the Maritime College in New York and a master’s degree in political economy from the New School for Social Research in New York, New York.

John Stratakis has been a member of Navios’ board of directors since August 25, 2005, the date Navios was acquired by ISE. He was a board member of ISE from September 2004, until ISE’s acquisition of and merger into Navios. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis, Gonzalez & Weichert, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the Treasurer of the Hellenic-American Chamber of Commerce in New York since 2000. Mr. Stratakis received a bachelor of arts (summa cum laude) from Trinity College and a J.D. from Washington College of Law-American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York.

Rex Harrington has been a member of Navios’ board of directors since October 25, 2005. From 1957 to 1969 Mr. Harrington was the director of shipping at The Royal Bank of Scotland where he had responsibility for its extensive shipping portfolio. He currently sits on the board of General Maritime Corporation (NYSE: GMR) and Britannia Bulk Carriers, based in London, U.K. He is also an advisor to the Liberian Ship and Corporate Registry, a Deputy Chairman of the International Maritime Industries Forum and a member of InterCargo advisory panel, the General Committee of Lloyds Register of Shipping, the Steering Committee of the London Shipping Law Center, the Baltic Exchange, the Worshipful Company of Shipwrights – Liveryman. He was previously a director with Lloyds Register of Shipping, Clarksons plc, an international shipbroker, A/S Dampskibsselskabet TORM (NASDAQ: TRMD), Royal Olympia Cruise Line, Piraeus, Greece and the International Chamber of Commerce. Mr. Harrington received a B.A. and M.A. degree in economics from Oxford University in 1955.

Allan Shaw, a United States Certified Public Accountant, has been a member of Navios’ board of directors since October 25, 2005. Mr. Shaw has almost 20 years of financial management experience, having most recently worked as Chief Financial Officer and Executive Management Board Member at Serono International S.A., from November 2002 to April 2004. Prior to joining Serono, Mr. Shaw was with Viatel Inc., an international telecommunications company, where he was a member of the Board of Directors and Chief Financial Officer. During his employment, Viatel filed for Chapter 11 protection under the bankruptcy laws of the United States in 2001. Mr. Shaw was also a manager with Deloitte & Touche. Mr. Shaw received a Bachelor of science degree from the State University of New York, Oswego in 1986.

b.	Compensation

The aggregate annual compensation paid to our current executive officers was approximately $1,191,004 for the year ended December 31, 2006. We also made contributions for our executive officers to a 401(k) and profit sharing plan in an aggregate amount of approximately $19,330. In December 2006, our shareholders approved the adoption of the Navios Maritime Holding Inc. 2006 Employee, Directors and Consultants Stock Plan. The stock plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. As of the filing of this Report on Form 20-F, no stock grants have been made under the 2006 Plan. Non-employee directors receive annual fees in the amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000 and the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, plus reimbursement of their out-of-pocket expenses.

During 2004 fiscal year and for the period from January 1, 2005 to August 25, 2005, Ms. Frangou was not associated with Navios and only became our Chief Executive Officer upon the acquisition of Navios by ISE. Ms. Frangou was not paid any compensation by ISE prior to its acquisition of Navios.

c.	Board Practices

The board of directors of Navios is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Stratakis, Rex Harrington and Allan Shaw was renewed at the annual meeting of stockholders held in December 2006 and their term will expire in 2009. The term of office of the second class of directors, consisting of Robert Shaw and Spyridon Magoulas, will expire at the annual meeting to be held in 2007. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire at the annual meeting to be held in 2008.

d.	Employees

Navios crews its vessels primarily with Greek officers, Ukrainian and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios’ vessel owning subsidiaries. Navios’ Filipino seamen are referred to Navios’ fleet manager by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios’ Ukrainian officers and seamen are referred to Navios’ fleet manager by Elvictor Management LTD, an independent crewing agent. Navios’ Georgian officers and seaman are referred to Navios’ fleet manager by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

With respect to shore side employees, Navios employs 15 employees in its South Norwalk, Connecticut office, 46 in its Piraeus, Greece office, and six employees in its Montevideo office, with an additional 68 employees working at the port facility in Nueva Palmira.

e.	Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios as of March 26, 2007, based on 82,013,654 shares of common stock outstanding as of such days, by:

•	Each person known by Navios to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts as are contained in the public filings of such persons; and

•	by each of Navios’ executive officers and directors.

Unless otherwise indicated, Navios believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, based on publicly available filings.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)	21,207,313	25.85%
Michael E. McClure	0	0
Vasiliki Papaefthymiou	352,059	*
Anna Kalathakis	0	0
Robert Shaw	0	0
Spyridon Magoulas	25,147	*
John Stratakis	16,765	*
Rex Harrington	0	0
Allan Shaw	0	0
DePrince, Race & Zollo, Inc.(3)	4,282,779	5.22%
Neuberger Berman, LLC(4)	9,670,703	11.79%

*	Less than one percent

(1)	Unless otherwise indicated, the business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.

(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million in value of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou referred to above.

(3)	Disclaims beneficial ownership except to the extent of its pecuniary interest. The address of DePrince is 250 Park Ave South, Suite 250, Winter Park, FL 32789.

(4)	Disclaims beneficial ownership except to the extent of its pecuniary interest. The address of Neuberger is 605 Third Ave, New York, NY 10158.

Substantially all of the shares of common stock owned by the executive officers and directors of Navios identified above are held in escrow with Continental Stock Transfer & Trust Company, as escrow agent, and shall remain in escrow until the earliest of:

•	December 10, 2007;

•	Navios’ liquidation; or

•	the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of Navios’ stockholders having the right to exchange their shares of common stock for cash, securities or other property.

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

The following table sets forth information regarding the beneficial ownership of the common stock of Navios as of March 26, 2007, based on 82,013,654 shares of common stock as of such date of each person known by Navios to be the beneficial owner of more than 5% of its outstanding shares of common stock based solely upon the amounts and percentages as are contained in the public filings of such persons.

Unless otherwise indicated, Navios believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou	21,207,313	25.85%
DePrince, Race & Zollo, Inc.(1)	4,282,779	5.22%
Neuberger Berman, LLC(1)	9,670,703	11.79%

(1)	Disclaims beneficial ownership except to the extent of its pecuniary interest.

Substantially all of the shares of common stock owned by the executive officers and directors of Navios identified above are held in escrow with Continental Stock Transfer & Trust Company, as escrow agent, and shall remain in escrow until the earliest of:

•	December 10, 2007;

•	ISE’s liquidation; or

•	the consummation of a liquidation, merger, stock exchange or other similar transaction which results in all of Navios’ stockholders having the right to exchange their shares of common stock for cash, securities or other property.

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

Leases.    On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly-owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki —

Ikodomiki – Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation partially owned by relatives of Angeliki Frangou, our Chairman and Chief Executive Officer and principal stockholder. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and house the operations of the Navios’ subsidiaries. The total annual lease payments are EUR 420,000 (approximately $554,000 as of December 31, 2006) and the lease agreements expire in 2017. The lease payments are subject to annual adjustments starting form the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year. The Company believes the terms and provisions of the lease agreements were similar to those that would have been agreed with a non-related third party.

Vessel Acquisitions.    On December 19, 2005 Navios concluded an agreement to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the family of Ms. Angeliki Frangou. Three of the vessels were delivered in 2005 while the fourth, the Navios Gemini S, built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was USD$119.8 million and was funded (i) with $13.0 million of Navios’ available cash; (ii) with $80.3 million from bank financing and (iii) through the issuance of 5,500,854 shares of Navios authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 for Navios Gemini S. (1,161,535 shares). Navios believes the terms of the purchase agreements for these vessels were the same as could have been expected in an arm’s length transaction.

Acropolis.    Navios uses Acropolis as a broker. Navios owns a 50% voting stake and 30% economic stake in Acropolis. Commissions to Acropolis during the year ended December 31, 2006, the period from August 25, 2005 to December 31, 2005, the period from January 1, 2005 to August 25, 2005 and during the year ended December 31, 2004 amounted to $187,000, $455,000, $157,000 and $877,000, respectively. During the year ended December 31, 2006, the period from August 25, 2005 to December 31, 2005, the period from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, Navios received dividends from Acropolis of $583,000, $0, $972,000 and $699,000, respectively. An amount of $164,000 and $90,000 representing commissions due to Acropolis is included in accounts payable as at December 31, 2006 and 2005, respectively. The remaining interest in Acropolis is owned by Mr. Stavros Liaros, Acropolis’ Chief Executive Officer.

Stock Transactions. On June 6, 2006, Ms. Angeliki Frangou participated in Navios’ warrant exercise transaction and paid approximately $27.3 million to Navios to exercise warrants in respect of 6,666,280 shares of common stock. Unlike the other warrant holders who participated in the warrant exercise transaction, Ms. Frangou’s shares will not be registered for resale. See ‘‘Operating and Financial Review and Prospects — June Warrant Exercise’’.

ISE Transaction.    In September 2004, ISE, our legal predecessor, issued 4,250,000 shares of ISE common stock, which, by virtue of the acquisition of Navios by ISE and reincorporation through the merger of ISE with and into Navios, became Navios common stock, to the individuals set forth below for $25,000 in cash, at an average purchase price of approximately $0.006 per share, as follows:

Name	Number of Shares	Relationship to Navios
Angeliki Frangou	4,000,000	Chairman of the Board and Chief Executive Officer
Vasiliki Papaefthymiou	210,000	Executive Vice President; Legal, Secretary and Director
Spyridon Magoulas	15,000	Director
Julian David Brynteson	15,000	Former Director
John Stratakis	10,000	Director

On November 29, 2004, ISE’s board of directors authorized a stock dividend of approximately 0.676 shares of common stock for each outstanding share of common stock, effectively lowering the purchase price to approximately $0.004 per share. The holders of the majority of these shares will be entitled to make up to two demands that Navios register these shares pursuant to a registration rights agreement previously entered into. The holders of the majority of these shares may elect to exercise these registration rights at any time after the date on which these shares of common stock are released from escrow, which, except in limited circumstances, is not before December 2007. In addition, these stockholders have certain ‘‘piggy-back’’ registration rights on registration statements filed subsequent to the date on which these shares of common stock are released from escrow. Navios will bear the expenses incurred in connection with the filing of any such registration statements.

As of December 16, 2004, Ms. Frangou had advanced a total of approximately $350,000 to ISE, on a non-interest bearing basis, for payment of offering expenses on ISE’s behalf. These loans were paid without interest on December 21, 2004. In addition, Ms. Frangou agreed to loan ISE funds to cover its transaction expenses, including bank commitment fees and deposits, in connection with the acquisition of Navios that exceed the amount of funds held outside of ISE’s trust, which loan in the aggregate amount of approximately $8.6 million was repaid, without interest, at the closing of the acquisition of Navios

All ongoing and future transactions between Navios and any of its officers and directors or their respective affiliates, including loans by Navios’ officers and directors, if any, will be on terms believed by Navios to be no less favorable than are available from unaffiliated third parties, and such transactions or loans, including any forgiveness of loans, will require prior approval, in each instance by a majority of Navios’ uninterested ‘‘independent’’ directors or the members of Navios’ board who do not have an interest in the transaction, in either case who had access, at Navios’ expense, to its attorneys or independent legal counsel.

Navios Transactions Prior to ISE Acquisition.    During 2003 and 2002 Navios (predecessor) used Levant Maritime Company Ltd., or Levant, as an agent and paid agency fees to Levant in the amount of $1,003,000 and $846,000, respectively. Levant was managed by a former director and shareholder of Navios (predecessor), and Navios (predecessor) ceased using Levant’s services as of December 31, 2003.

In January 2002, Navios (predecessor) advanced to one of its shareholders and executives the amount of $70,000. The outstanding balance of $65,000 was fully repaid during 2004. The loan bore interest at a variable rate linked to the Company’s investment rate and was secured by the shareholder’s ownership in Navios (predecessor), which amounted to 1,500 shares. The interest received during 2004 and 2003 was $1,000 and $1,000, respectively, and is included in the consolidated statement of operations.

In November 2002, a predecessor company to Navios (predecessor) issued a promissory note for $367,000 to Kastella, a Marshall Islands corporation wholly-owned by one of the predecessor company’s executives. Interest accrued at 4.6% per year and was repaid in full in 2004, including $33,000 of interest.

In August 2004, Navios (predecessor) advanced to one of its shareholders and executive officers the amount of $50,000. The loan was repaid in full during the year. No interest was calculated for the duration of this loan.

Directors

Mr. Robert G. Shaw, a director of Navios, receives a $20,000 monthly payment from Navios under a consulting agreement that commenced on September 30, 2006 and continues on a monthly basis subject to termination by either party. Under this agreement, Mr. Shaw serves as a director of Navios, advises and consults on management and business issues, and serves as an officer and director of CNSA. The agreement also provides that he is elibible to receive an incentive payment for achieving substantial progress in implementing CNSA’s South American logistics initiative.

C.	Interests of experts and counsel.

Not applicable.

Item 8.	Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements:    See Item 18.

Legal Proceedings:    Navios is not involved in any legal proceedings that it believes will have a significant effect on its business, financial position, and results of operations or liquidity.

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While it is too early to determine what recovery Navios may obtain in any liquidation proceeding, based upon current expectations and assumptions Navios has provided $5.4 million in its 2006 financial statements. However, Navios does not believe this will have a material impact on its liquidity, or on its ability to make payments for principal and interest on its credit facilities.

From time to time, Navios may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charterparty disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy:    At the present time, Navios intends to retain most of its available earnings generated by operations for the development and growth of the business. In addition, the terms and provisions of our current secured credit facility limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also Long Term Debt Obligations and Credit Arrangements on page 63.) However, subject to the approval of the lenders, Navios’ Directors may from time to time consider the payment of dividends and have declared a quarterly cash dividend of $0.0666 per common share.

On February 16, 2006, the Board of Directors resolved a dividend of approximately $3.0 million in respect of the fourth quarter of 2005, paid on March 13, 2006, to stockholders of record as of February 27, 2006.

On June 7, 2006, the Board of Directors resolved a dividend of approximately $4.1 million in respect of the first quarter of 2006 paid on July 5, 2006 to stockholders of record as of June 15, 2006.

On August 17, 2006, the Board of Directors resolved a dividend of approximately $4.1 million in respect of the second quarter of 2006 paid on September 27, 2006 to stockholders of record as of August 31, 2006.

On October 30, 2006, the Board of Directors resolved a dividend of approximately $4.1 million in respect of the third quarter of 2006 paid on December 18, 2006 to stockholders of record as of December 6, 2006.

On February 21, 2007, the Board of Directors resolved that a dividend of approximately $5.5 million in respect of the fourth quarter of 2006 will be paid on March 30, 2007 to stockholders of record as of March 19, 2007.

B.	Significant Changes

Not applicable.

Item 9.	Listing Details

Commencing February 22, 2007, the principal trading market for our securities, which includes our common stock and warrants, is the New York Stock Exchange (‘‘NYSE’’) under the symbols ‘‘NM’’ and ‘‘NMWS’’, respectively. As of February 22, 2007, the Company’s common stock and warrants are no longer trading as a unit. For the period from November 3, 2005 to February 22, 2007 our common stock, warrants and units were trading in the Nasdaq National Market (‘‘NASDAQ’’) under the symbols ‘‘BULK’’, ‘‘BULKW’’ and ‘‘BULKU’’, respectively. Prior to November 3, 2005, the principal trading market of our securities was the Over-The-Counter Bulletin Board (‘‘OTCBB’’).

The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock, warrants and units on the Nasdaq National Market commencing from

November 3, 2005 and prior to such time on the OTC Bulletin Board since December 10, 2004, the date our legal predecessor, ISE, first became a public company. Prior to August 25, 2005, the date ISE acquired us and subsequently merged with and into us, Navios was a privately held company and there was no public trading market for our securities and the information presented below prior to that date reflects the trading activity of ISE, our legal predecessor. The information presented subsequent to August 25, 2005, reflects the trading activity of us for the period subsequent to us becoming a publicly traded company. Prior to December 10, 2004, there was no established public trading market for our common stock.

On March 26, 2007, the closing price of our common stock and warrants was $7.70 and $2.74, respectively. The quotations listed below reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a)    For the two most recent full financial years: the annual high and low market prices:

	Common Stock			Warrants			Units
Year Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
December 31, 2006	$5.56	$5.18	1,380,500	$1.12	$0.29	83,527	$13.59	$4.35	27,276
December 31, 2005	$4.83	$4.51	56,700	$1.25	$0.58	69,453	$5.96	$5.57	109,900

(b)    For the two most recent full financial years and any subsequent period: the high and low market prices for each financial quarter:

	Common Stock			Warrants			Units
Quarter Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
March 31, 2005	$7.04	$5.25	175,441	$1.96	$0.86	478,750	$10.75	$6.50	118,375
June 30, 2005	$6.15	$5.46	116,303	$1.74	$0.67	167,063	$9.60	$6.55	145,760
September 30, 2005	$6.07	$5.66	71,806	$1.35	$0.84	142,815	$8.73	$7.25	67,140
December 31, 2005	$4.83	$4.51	56,700	$1.25	$0.58	69,453	$5.96	$5.57	109,900
March 31, 2006	$5.12	$4.34	97,772	$0.63	$0.42	96,333	$6.90	$5.26	51,159
June 30, 2006	$4.59	$4.37	29,700	$0.58	$0.29	62,614	$6.00	$4.35	32,369
September 30, 2006	$4.85	$4.77	84,600	$0.66	$0.32	62,135	$7.57	$6.50	10,496
December 31, 2006	$5.56	$5.18	1,380,500	$1.12	$0.48	113,028	$7.57	$5.66	15,082

(c)    For the most recent six months: the high and low market prices for each month:

	Common Stock			Warrants			Units
Month Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
February 2007	$8.25	$5.30	1,015,315	$3.15	$1.25	211,095	$13.59	$7.45	27,120
January 2007	$5.35	$5.21	340,575	$1.13	$0.94	126,027	$7.60	$7.14	8,826
December 2006	$5.64	$5.00	453,740	$1.12	$0.70	153,052	$7.57	$6.50	23,812
November 2006	$5.57	$5.20	173,452	$0.81	$0.73	67,853	$7.15	$6.70	12,724
October 2006	$5.65	$4.61	136,928	$0.89	$0.48	119,763	$7.30	$5.66	8,711
September 2006	$5.20	$4.70	87,920	$0.66	$0.55	90,023	$6.50	$5.75	9,439

Item 10.	Additional Information

A.	Share Capital

On June 6, 2006, Navios issued 15,978,280 shares of common stock upon exercise of 15,978,280 of its 65,550,000 outstanding warrants. Under a warrant exercise agreement entered into with certain qualifying shareholders the exercise price of the previously outstanding warrants was reduced from

$5.00 to $4.10 per share. This warrant exercise agreement was a new agreement and no prior understanding or arrangements existed with respect to the reduction of the warrant exercise price. The warrant exercise agreement solely provided for the reduced exercise price and the execution of a registration rights agreement as discussed below. The gross proceeds from the exercise of warrants were approximately $65.5 million. To comply with securities laws, including the tender offer rules and securities laws which might otherwise have required an effective registration statement to be in place before the warrant exercise transaction could be consummated, the transaction was limited to certain institutional holders and Navios’ Chairman and principal stockholder.

Ms. Angeliki Frangou, Navios chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise 6,666,280 warrants.

Pursuant to a registration rights agreement, Navios filed a registration statement registering the resale of such common stock together with an additional 708,993 shares issued to Navios’ financial advisors (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered).Such registration statement was declared effective on September 13, 2006.

Navios intends to use a portion of the proceeds of the warrant exercise transaction to partially finance Navios’ previously announced intend to build a South American logistics business by acquiring and building assets complementary to Navios’ port terminal and storage facilities in Nueva Palmira in Uruguay. Navios intends to initially focus on the area extending from Brazil to Uruguay on the Paraguay and Parana rivers. Navios intends to expand the capacities and capabilities of its existing port terminal and storage facilities. Navios’ strategy is to capitalize on the region’s growing agricultural and mineral exports, the cost effectiveness of river transport as compared to available alternatives and Navios’ existing transportation infrastructure.

Giving effect to the June warrant exercise transaction, the 708,993 shares issued to Navios’ financial advisors and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S (see notes 8 and 18 to the December 31, 2006 consolidated financial statements), Navios had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006.

On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (1) exercising warrants for 1.16 shares in consideration of $5.0 per warrants or (2) receiving one share in exchange of every 5.25 warrants surrendered.

Under this tender offer, which expired on January 26, 2007, 32,140,128 warrants were exercised in 2007, of which 14,237,557 warrants were exercised by payment of the $5.0 exercise price and 17,902,571 warrants were exercised by exchange of warrants. As a result $71.2 million of cash proceeds were raised and 19,925,527 shares of common stock were issued. Following the issuance of the new shares Navios has 82,013,654 shares of common stock outstanding and 17,431,592 warrants remaining outstanding which will expire in accordance with their original terms on December 9, 2008.

On January 10, 2007, Navios filed with SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

B.	Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1/A, filed with the Securities and Exchange Commission on June 6, 2006 with file number 333-129382 and Exhibit 99.1 of Form 6-K, filed with the Securities and Exchange Commission on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference.

C.	Material Contracts

Please refer to Item 5.F for a discussion of our option agreement to purchase 8 vessels, the long term debt, the operating lease obligations and the rent obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

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

Other Tax Jurisdictions

Certain of Navios’ subsidiaries are incorporated in countries which impose taxes, such as Malta and Belgium, however such taxes are immaterial to Navios’ operations.

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

United States Federal Income Tax Considerations

Taxation of Operating Income: In General

Navios is incorporated under the laws of the Marshall Islands. Accordingly, it will be taxed as a foreign corporation by the United States. If Navios were taxed as a domestic corporation, it could be subject to substantially greater United States income tax than contemplated below. See ‘‘Risk Factors’’ on p.5.

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

United States Federal Income Taxation of US Holders

As used herein, the term ‘‘US Holder’’ means a beneficial owner of common stock that

•	is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate of which the income is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

•	owns Navios common stock as a capital asset; and

•	owns less than ten percent (10%) of Navios’ common stock for United States federal income tax purposes.

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

See also discussion under ‘‘United States Federal Income Taxation of US Holders – Sale, Exchange or other Disposition of Common Stock or Warrants’’.

Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive federal foreign investment companies below, distributions made by Navios with respect to Navios common stock to a US Holder will generally constitute dividends to the extent of Navios’ current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the US Holder’s gross income. Distributions in excess of such earnings and profits will first be treated as an on taxable return of capital to the extent of the US Holder’s tax basis in his common stock on a dollar – for – dollar basis and thereafter as capital gain. Because Navios is not a United States corporation, US Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions it receives from Navios. Dividends paid with respect to Navios’ common stock will generally be treated as ‘‘passive income’’ for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on Navios common stock to a US Holder who is an individual, trust or estate, a US Non – Corporate Holder, will, under current law, generally be treated as ‘‘qualified dividend income’’ that is taxable to such US Non – Corporate Holder a preferential tax rates (through 2010), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) Navios is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios does not believe it is or will be); (3) the US Non – Corporate Holder has owned the common stock for more than sixty (60) days in the 121 – day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (4) the US Non – Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any ‘‘extraordinary dividend’’ generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock paid by Navios. If Navios pays an ‘‘extraordinary dividend’’ on its common stock that is treated as ‘‘qualified dividend income’’, then any loss derived by a US Non – Corporate Holder from the sale or exchange of such common stock will be treated as long – term capital loss to the extent of such dividend.

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

Sale, Exchange or Other Disposition of Common Stock or Warrants

Assuming Navios does not constitute a passive foreign investment company for any taxable year, a US Holder generally will recognize taxable gain or loss up on a sale, exchange or other disposition of Navios common stock or warrants in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder’s tax basis in such stock. Such gain or loss will be treated as long – term capital gain or loss if the US Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long — term capital gains of US Non – Corporate Holders are eligible for reduced rates of taxation. A US Holder’s ability to deduct capital losses is subject to certain limitations. See, ‘‘United States Federal Income Tax Considerations United States Tax Consequences’’ above, for a discussion of certain tax basis and holding period issues related to Navios common stock.

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

Dividends on Common Stock

Non- US Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios common stock, unless that income is effectively connected with the Non – US Holder’s conduct of a trade or business in the United States. If the Non – US Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non – US Holder in the United States. In the event that Navios were to be taxed as a United States corporation received by Non – US Holders could be subject to United States withholding tax. See discussion above under ‘‘United States Tax Consequences Taxation of Operating Income: In General’’.

Sale, Exchange or other Disposition of Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Navios’ common stock or warrants, unless:

•	the gain is effectively connected with the Non-US Holder’s conduct of a trade or business in the United States (and, if the Non-US Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-US Holder in the United States); or

•	the Non-US Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition and other conditions are met.

If the Non – US Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock or warrants, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of US Holders. In addition, if the shareholder or warrant holder is a corporate Non – US Holder, the shareholder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of thirty percent (30%), or at a lower rate as may be specified by an applicable income tax treaty.

Backup Withholding and Information Reporting

In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate US Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate US Holder and:

•	fails to provide an accurate taxpayer identification number;

•	is notified by the IRS that the shareholder failed to report all interest or dividends required to be shown on the shareholder’s federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

We file reports and other information with the Securities and Exchange Commission (‘‘SEC’’). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1 (800) SEC-300 and you may obtain copies at prescribed rates.

I.	Subsidiary information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures about Market Risks

Navios is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios uses interest rate swaps (for interest rate risk), forward exchange contracts (for foreign currency risk), and FFA’s (for charter rate risk).

Interest Rate Risk:

Debt Instruments   —   On December 31, 2006 and December 31, 2005, Navios had a total of $570.1 million and $493.4 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes discussed ‘‘Liquidity and Capital Resources’’ that bears interest at fixed rate. All outstanding debt of the predecessor company was repaid on August 18, 2005. A new senior secured credit facility with HSH Nordbank AG, established by ISE to provide a portion of the funds necessary to acquire Navios, was assumed by Navios in the acquisition / reincorporation. $514.4 million was borrowed under this facility on August 25, 2005. The loan was restructured on December 21, 2005, by a new credit facility with HSH Nordbank AG of $649 million. Of this amount $435 million were fully utilized to refinance the balance of the previous facility while the balance of $214 million was utilized for the acquisition of 10 new vessels. As of December 31, 2005, the Company had drawn down $105.9 million for the acquisition of vessels. In December 2006, the Company issued $300.0 million senior notes due 2014. Part of the net proceeds of approximately $290.0 million. From the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under ‘‘Overview’’ above. The interest rate under the credit facility, depending on the tranche being borrowed, is LIBOR or the applicable interest rate swap rate, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum. The interest on the senior secured credit facility is at a floating rate and, therefore, changes in interest rates would have no effect on its value. The interest rate on the senior notes is fixed and, therefore, changes in interest rates affect their value which as of December 31, 2006 was $298.0 million. Amounts drawn under the facility and the senior notes are secured by the assets of Navios and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2006 by $5.3 million.

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

At December 31, 2006, Navios had the following swaps outstanding:

a)    Two swaps with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $33.4 million. The swaps were entered into at various points in 2001 and mature in 2010 in the respective amounts of $23.9 million and $9.5 million. Navios estimates that it would have to pay $0.3 million and $1.5 million to terminate these agreements as of December 31, 2006 and 2005. As a result of the swaps, Navios’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $1.9 million as of December 31, 2006, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.54% to 5.65%. However, each of the foregoing swaps is subject to a cap of 5.1%; to the extent the relevant LIBOR exceeds the cap, Navios would remain exposed.

b)    On December 21, 2005 and in connection with the senior secured credit facility, Navios entered into an International Swap Dealer Association, Inc., or ISDA Agreement with HSH Nordbank AG, providing for (a) interest rate swaps according to which the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $171 million and de-escalated down to $100.5 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82 million and de-escalated down to $13.25 million following the loan repayment schedule).

c)    In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility as above. The ISDA agreement is secured by the same collateral as the secured credit facility discussed in the preceding paragraph.

Foreign Currency Risk:

Foreign Currency Forward Contracts:    In general, the shipping industry is a dollar dominated industry. Revenue is set in US dollars, and approximately 89% of Navios’ expenses are also incurred in US dollars. To cover expenses incurred in Euros, Navios enters into short term forward exchange contracts. These contracts hedge against the fluctuations of the Euro against the US Dollar. Navios has not entered into any new Foreign Exchange Currency contracts since March 28, 2005. Navios purchased €3.0 million at an average rate of 1.30 with a sales value of $3.9 million. During the year ended December 31, 2004, Navios purchased €2.5 million at an average rate of 1.32 with a sales value of $3.3. These contracts mature within twelve months of the balance sheet date for all periods. As of December 31, 2005, all contracts had been settled. Certain of the Company expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at December 31, 2006, would increase or decrease net income per year by approximately $0.1 million.

FFAs Derivative Risk:

Forward Freight Agreements (FFAs ) — Navios enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios expects to carry out in the normal course of its shipping business. By using FFAs, Navios manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in ‘‘Accumulated Other Comprehensive Income/(Loss)’’, is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($4.0 million loss for the year ended December 31, 2006), are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $9.8 million. For the year ended December 31, 2006, $4.2 million of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ had been reclassified to earnings. At December 31, 2005 none of the FFAs qualified for hedge accounting and, accordingly, all gains or losses from FFAs have been recorded in the statement of operations.

Navios is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there were no positions deemed to be open as of December 31, 2006, a ten percent change in underlying freight market indices would have no effect on net income per year.

Item 12.	Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.    Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.    Controls and Procedures

A.	Disclosure Controls and Procedures

The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined by Rules 13a-15(e) and 15d-15(e) under the securities and Exchange Act of 1934) as of December 31, 2006, have concluded that, as of such date, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports filed under the Securities Exchange Act of 1934, is recorded, processed, summarized and reported within the time period specified in the SEC’s rules and forms. The Company further believes that a system of controls, no matter how well designed and operated, cannot provide absolute assurance that the objectives of the controls are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

B.	Management’s annual report on internal control over financial reporting

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control system was designed to provide reasonable assurance to our management and board of directors regarding the reliability of financial reporting and the preparation of published financial statements in accordance with Generally Accepted Accounting Principles.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.

Our management assessed the effectiveness of our internal control over financial reporting as of December 31, 2006. In making this assessment, management used the criteria for effective internal control over financial reporting set forth by the Committee of Sponsoring Organizations of the Treadway Commission (‘‘COSO’’) in Internal Control-Integrated Framework. Based on this assessment, management has concluded that, as of December 31, 2006, our internal control over financial reporting was effective based on those criteria.

C.    Changes in internal control over financial reporting

There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.	Audit Committee financial expert

Navios’ Audit Committee consists of three independent directors, Spyridon Magoulas, Rex Harrington and Allan Shaw. The Company’s Board of Directors has determined that Allan Shaw is an

‘‘audit committee financial expert’’ as defined in the instructions of Item 16A of Form 20-F. Mr. Shaw is a United States- Certified Public Accountant and ‘‘independent’’ as determined in accordance with SEC rules.

Item 16B.	Code of Ethics

Navios has adopted a code of ethics applicable to officers, directors and employees of Navios that complies with applicable guidelines issued by the SEC. The Navios Code of Corporate Conduct and Ethics is available for review on Navios’ website at www.navios.com.

Item 16C.	Principal Accountant Fees and Services

Our principal Accountants for fiscal year 2006 and 2005 were PricewaterhouseCoopers S.A. The audit fees for the audit of fiscal years 2006 and 2005 were $1.1 million and $1.9 million, respectively. The audit related fees for fiscal years 2006 and 2005 were $0.1 million and $0.0 million, respectively. There was no tax, audit related, or other fees billed in 2006 and 2005.

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

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18

Item 18.	Financial Statements

The financial information required by this Item are set forth on pages F-1 to F-42 and are filed as part of this annual report.

Item 19.	Exhibits

3.1		Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
3.2		Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
3.3		Articles of Amendment of Articles of Incorporation (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007)
4.1		Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.2		Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.3		Specimen Warrant Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.4		Form of Warrant Agreement between Continental Stock Transfer & Trust Company and International Shipping Enterprises, Inc., the legal predecessor of Navios (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.1		Plan and Agreement of Merger, dated as of August 25, 2005, between International Shipping Enterprises, Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
10.2		Form of Stock Escrow Agreement between International Shipping Enterprises, Inc., the legal predecessor of Navios, Continental Stock Transfer & Trust Company and the Initial Stockholders of International Shipping Enterprises, Inc. (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.3		Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios, and the Initial Stockholders (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
10.4		Stock Purchase Agreement, dated as of February 28, 2005, by and among International Shipping Enterprises, Inc., the legal predecessor of Navios, Navios, the Shareholders’ agent and the Shareholders of Navios (Incorporated by reference to International Shipping Enterprises, Inc.’s, the legal predecessor of Navios, Amendment No. 1 to Annual Report on Form 10-K/A filed on April 18, 2005.)
10	.4.1	List of omitted schedules to the Stock Purchase Agreement identified in Exhibit 10.3 (Incorporated by reference to pre-effective Amendment No. 2 of the Registration Statement on Form S-4 of International Shipping Enterprises, Inc. filed on June 27, 2005) (1).
10.5		Facilities Agreement for International Shipping Enterprises, Inc. with HSH Nordbank AG dated July 12, 2005 (replaced with facility identified in Exhibit 10.9) (Incorporated by reference to International Shipping Enterprise, Inc.’s, the legal predecessor of Navios, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005). The Registrant will furnish supplementally a copy of any omitted schedule to the commission upon request.

10.6	Amendment to the Stock Purchase Agreement dated May 27, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.’s, the legal predecessor of Navios, Current Report on Form 8-K dated May 27, 2005 and filed on June 3, 2005).
10.7	Second Amendment to the Stock Purchase Agreement dated July 14, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.’s, the legal predecessor of Navios, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005).
10.8	Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios, and the initial stockholders of ISE. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
10.9	Facilities Agreement for Navios Maritime Holdings Inc. with HSH Nordbank AG dated December 21, 2005 (replaced with facility identified in Exhibit 10.14) (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)) The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.
10.10	Form of Memorandum of Agreement for vessel acquisitions executed on December 15, 2005 (Alegria, Felicity, Gemini, Libra II) (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
10.11	Indenture among Navios Maritime Holdings Inc., the Guarantors and Wells Fargo Bank, N.A., dated as of December 18, 2006 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on December 19, 2006)
10.12	Registration Rights Agreement among Navios Maritime Holdings Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC and S. Goldman Advisors LLC, dated as of December 18, 2006 (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on December 19, 2006)
10.13	Loan Agreement for a loan of up to US $19.5 million to Star Maritime Enterprises Corporation provided by HSH Nordbank AG, dated November 30, 2006 (Incorporated by reference to Exhibit 99.8 of the Form 6-K filed on December 19, 2006)
10.14	Facility Agreement among Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG, dated February 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on February 2, 2007)
10.15	Share Purchase Agreement among various Sellers, NAV Holdings Limited and Frederic Staelens, as representative of the Sellers, dated February 2, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on February 8, 2007)
10.16	Form of Supplemental Indenture among Navios Maritime Holdings Inc., NAV Holdings Limited, other Guarantors and Wells Fargo Bank, N.A. (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on March 7, 2007)
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1	Consent of PricewaterhouseCoopers S.A.

(1)	In accordance with Item 601(b)(2) of Regulation S-K, the schedules have been omitted and a list briefly describing the omitted schedules is filed herewith. The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
NAVIOS MARITIME HOLDINGS INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Successor)	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Predecessor)	F-3
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2006 AND DECEMBER 31, 2005 (Successor)	F-4
CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004 (Predecessor)	F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005, AND FOR THE YEAR ENDED DECEMBER 31, 2004 (Predecessor)	F-6
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR THE YEAR ENDED DECEMBER 31, 2006 AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 AND FOR THE YEAR ENDED DECEMBER 31, 2004 (Predecessor)	F-7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc and its subsidiaries (Successor) at December 31, 2006 and December 31, 2005 and the results of their operations and their cash flows for the year ended December 31, 2006 and for period from August 26, 2005 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 8, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated statements of operations, stockholders’ equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Navios Maritime Holdings Inc and its subsidiaries (Predecessor) for the period from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 22, 2006

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of US Dollars – except per share data)

	Notes	Successor December 31, 2006	Successor December 31, 2005
ASSETS
Current Assets
Cash and cash equivalents	4, 13	$99,658	$37,737
Restricted cash	2, 13	16,224	4,086
Accounts receivable, net	6	28,235	13,703
Short term derivative asset	13	39,697	45,556
Short term backlog asset	9	5,246	7,019
Prepaid expenses and other current assets	7	6,809	6,438
Total current assets		195,869	114,539
Deposit on exercise of vessels purchase options	8	2,055	8,322
Vessels, port terminal and other fixed assets, net	8, 24	505,292	365,997
Long term derivative assets	13	0	28
Deferred financing costs, net		11,454	11,677
Deferred dry dock and special survey costs, net		3,546	2,448
Investments in affiliates	10, 18	749	657
Long term backlog asset	9	2,497	7,744
Trade name	9	86,202	89,014
Port terminal operating rights	9	29,954	30,728
Favorable lease terms	9	66,376	117,440
Goodwill	3	40,789	40,789
Total non-current assets		748,914	674,844
Total Assets		$944,783	$789,383
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable		$37,366	$13,886
Accrued expenses	11	10,726	11,253
Deferred voyage revenue		4,657	6,143
Short term derivative liability	13	42,034	39,992
Short term backlog liability	9	5,946	8,109
Current portion of long term debt	12	8,250	54,221
Total current liabilities		108,979	133,604
Senior notes, net of discount	12	297,956	—
Long term debt, net of current portion	12	261,856	439,179
Long term liabilities	14	979	2,297
Long term derivative liability	13	797	598
Long term backlog liability	9	0	5,947
Total non-current liabilities		561,588	448,021
Total liabilities		670,567	581,625
Commitments and Contingencies	16
Stockholders’ Equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock – $ 0.0001 par value, authorized 120,000,000 shares, issued and outstanding 62,088,127 and 44,239,319 as of December 31, 2006 and 2005 respectively		6	4
Additional paid-in capital		276,178	205,593
Accumulated other comprehensive income		(9,816)	—
Retained earnings		7,848	2,161
Total stockholders’ equity		274,216	207,758
Total Liabilities and Stockholders’ Equity		$944,783	$789,383

See notes to consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Expressed in thousands of US Dollars – except per share data)

	Note	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31, 2004
Revenue	21	$205,965	$76,376	$158,630	$279,184
Gain (loss) gain on Forward Freight Agreements	13	19,786	(2,766)	2,869	57,746
Time charter, voyage and port terminal expenses		(84,717)	(39,119)	(91,806)	(179,732)
Direct vessel expenses		(19,863)	(3,137)	(5,650)	(8,224)
General and administrative expenses		(14,565)	(4,582)	(9,964)	(12,722)
Depreciation and amortization	8, 9	(37,719)	(13,582)	(3,872)	(5,925)
Gain on sale of assets	20	—	—	—	61
Provision for losses on accounts receivable	6	(6,242)	(411)	—	(294)
Interest income		3,832	1,163	1,350	789
Interest expense and finance cost, net	12	(47,429)	(11,892)	(1,677)	(3,450)
Other income		1,819	52	1,426	374
Other expense		(472)	(226)	(757)	(1,438)
Income before equity in net earnings of affiliate companies		20,395	1,876	50,549	126,369
Equity in net Earnings of Affiliated Companies	10, 18	674	285	788	763
Net income		$21,069	$2,161	$51,337	$127,132
Earnings per share, basic		$0.38	$0.05	$58.70	$139.83
Weighted average number of shares, basic	22	54,894,402	40,189,356	874,584	909,205
Earnings per share, diluted		$0.38	$0.05	$58.70	$139.83
Weighted average number of shares, diluted	22	55,529,688	45,238,554	874,584	909,205

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Note	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005	Predecessor Year Ended December 31, 2004
OPERATING ACTIVITIES
Net income		$21,069	$2,161	$51,337	$127,132
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,9	37,719	13,582	3,872	5,925
Amortization and write-off of deferred financing cost		8,004	1,253	425	773
Amortization of deferred dry dock costs		1,382	143	160	249
Amortization of backlog		(590)	(78)	—	—
Provision for losses on accounts receivable	6	6,024	411	(880)	(573)
Gain on sale of fixed assets		—	—	—	(61)
Unrealized (gain)/loss on FFA derivatives	13	(12,484)	17,074	23,793	(599)
Unrealized (gain)/loss on foreign exchange contracts		(56)	(212)	338	44
Unrealized (gain)/loss on interest rate swaps		(85)	(384)	(403)	301
Earnings in affiliates, net of dividends received	10,18	(92)	(285)	185	(64)
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		(12,138)	433	(1,005)	(281)
(Increase) decrease in accounts receivable		(20,556)	(9,193)	11,768	2,721
(Increase) decrease in prepaid expenses and other		(371)	2,896	3,762	4,755
Increase (decrease) in accounts payable		23,480	(1,321)	(10,172)	708
(Decrease) increase in accrued expenses		(527)	2,332	(1,229)	191
(Decrease) increase in deferred voyage revenue		(1,486)	(3,961)	(5,032)	(1,833)
(Decrease) increase in long term liability		(1,318)	(275)	(451)	148
Increase (decrease) in derivative accounts		10,937	1,505	(4,523)	(2,318)
Payments for dry dock and special survey costs		(2,480)	(1,710)	—	—
Net cash provided by operating activities		56,432	24,371	71,945	137,218
INVESTING ACTIVITIES:
Deposit on exercise of vessel purchase options		(2,055)	(8,322)	—	—
Acquisition of vessels	8,18	(108,117)	(110,831)	—	—
Purchase of property and equipment	8	(1,291)	(294)	(4,264)	(5,103)
Proceeds from sale of fixed assets		—	—	—	136
Net cash used in investing activities		(111,463)	(119,447)	(4,264)	(4,967)
FINANCING ACTIVITIES:
Proceeds from long term loan	12	117,153	105,900	—	91,506
Proceeds from senior notes, net of discount	12	297,956
Repayment of long term debt and payment of principal	12	(340,453)	(126,870)	(50,506)	(139,189)
Repayment of shareholders loan		—	(8,622)	—	367
Debt issuance costs		(7,775)	(3,787)	—	(438)
Issuance of common stock		65,453	—	—	(9,000)
Redemption of preferred stock		—	—	—	(15,189)
Dividends paid		(15,382)	—	—	(40,000)
Cash received from downstream merger	3	—	102,259	—	—
Net cash provided by (used in) financing activities		116,952	68,880	(50,506)	(111,943)
Increase (decrease) in cash and cash equivalents		61,921	(26,196)	17,175	20,308
Cash and cash equivalents, beginning of year / period		37,737	63,933	46,758	26,450
Cash and cash equivalents, end of year / period		$99,658	$37,737	$63,933	$46,758
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$38,917	$9,932	$2,358	$5,159

Non-cash investing and financing activities

•	See Note 3 for assets and liabilities assumed in the down stream merger of ISE

•	See Notes 8 and 18 for issuance of shares in connection with the acquisition of vessels

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars – except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Loan To Shareholder	Legal Reserve (Restricted)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
Balance December 31, 2003 (Predecessor)	978,447	$98	$69,559	$(367)	$135	$26,867	$—	$96,262
Net income
Movement in legal reserve	—	—	—	—	154	(154)	—	—
Repayment of shareholder loan	—	—	—	367	—	—	—	367
Dividends	—	—	—	—	—	(40,000)	—	(40,000)
Cancellation of common stock	(103,863)	(11)	(8,989)	—	—	—	—	(9,000)
Balance December 31, 2004 (Predecessor)	874,584	87	60,570	—	289	113,845	—	174,791
Net income – year to August 25, 2005	—	—	—	—	—	51,337	—	51,337
Movement in legal reserve	—	—	—	—	163	(163)	—	—
Balance August 25, 2005 (Predecessor)	874,584	87	60,570	—	452	165,019	—	226,128
Elimination of historical stockholders’’ equity	(874,584)	(87)	(60,570)	—	(452)	(165,019)	—	(226,128)
Push down of purchase accounting	—	—	607,967	—	—	—	—	607,967
Downstream merger	39,900,000	4	(423,719)	—	—	—	—	(423,715)
Issuance of common stock in connection with the acquisition of vessels (Note 8)	4,339,319	—	21,345	—	—	—	—	21,345
Net income August 26, 2005 to December 31, 2005	—	—	—	—	—	2,161	—	2,161
Balance December 31, 2005 (Successor)	44,239,319	4	205,593	—	—	2,161	—	207,758
Net income	—	—	—	—	—	21,069	—	21,069
Other comprehensive income / (loss):				—
– Change in fair value of financial instruments	—	—	—	—	—	—	(13,987)	(13,987)
– Reclassification to earnings	—	—	—	—	—	—	4,171	4,171
Total comprehensive income	—	—	—	—	—	—	—	11,253
Issuance of common stock in connection with the acquisition of vessels (Note 8)	1,161,535	—	5,134	—	—	—	—	5,134
Issuance of common stock (Note 19)	16,687,273	2	65,451	—	—	—	—	65,453
Dividends declared and paid	—	—	—	—	—	(15,382)	—	(15,382)
Balance December 31, 2006 (Successor)	62,088,127	$6	$276,178	$—	$—	$7,848	$(9,816)	$274,216

See notes to consolidated financial statements.

7

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

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements ‘‘FFAs’’ and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons in 2006 and 2005 (2004: 205,000 tons). During 2006, shipments totaled 2,216,800 tons (2005: 2,057,700 tons; 2004: 2,027,200 tons) of agricultural and other products.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

(b)	Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the ‘‘Company’’ or ‘‘Navios’’). The consolidated financial statements for the year ended December 31, 2006 and for the period from August 26, 2005 to December 31, 2005 reflect the Company’s consolidated financial position, results of operations and cash flows as successor while all other periods presented are for the predecessor company (see note 3). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

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

Investments in Affiliates:    Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Companies included in the consolidation:

Statement of operations
Company Name	Nature / Vessel Name	Country of Incorporation	2006 Successor	2005 Successor	2005 Predecessor	2004 Predecessor
Navios Maritime Holdings Inc.	Holding Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navios Corporation	Sub-Holding Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navios International Inc.	Operating Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navimax Corporation	Operating Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navios Handybulk Inc.	Operating Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Corporation Navios SA	Operating Company	Uruguay	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Hestia Shipping Ltd.	Operating Company	Malta	1/1-12/31	10/20-12/31	—	—
Anemos Maritime Holdings Inc.	Sub-Holding Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Navios Shipmanagement Inc.	Management Company	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Achilles Shipping Corporation	Navios Achilles	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Apollon Shipping Corporation	Navios Apollon	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Herakles Shipping Corporation	Navios Herakles	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Hios Shipping Corporation	Navios Hios	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Ionian Shipping Corporation	Navios Ionian	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Kypros Shipping Corporation	Navios Kypros	Marshall Is.	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31
Meridian Shipping Enterprises Inc.	Navios Meridian	Marshall Is.	1/1-12/31	11/30-12/31	—	—
Mercator Shipping Corporation	Navios Mercator	Marshall Is.	1/1-12/31	12/30-12/31	—	—
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1-12/31	12/22-12/31	—	—
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1-12/31	12/22-12/31	—	—
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1-12/31	12/27-12/31	—	—
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/5-12/31	—	—	—
Arc Shipping Corporation	Navios Arc	Marshall Is.	2/10-12/31	—	—	—
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is.	3/23-12/31	—	—	—
Horizon Shipping Enterprises Corporation	Navios Horizon	Marshall Is.	4/10-12/31	—	—	—
Magellan Shipping Corporation	Navios Magellan	Marshall Is.	3/24-12/31	—	—	—
Star Maritime Enterprises Corporation	Navios Star	Marshall Is.	12/4-12/31	—	—	—
Hyperion Enterprises Inc.(ii)	Navios Hyperion	Marshall Is.	—	—	—	—
Acropolis Chartering & Shipping Inc.(i)	Brokerage Company	Liberia	1/1-12/31	8/26-12/31	1/1-8/25	1/1-12/31

(i)	The company is 50% owned by Navios and is accounted for on the equity basis.

(ii)	The vessel was acquired in February 2007 (Note 24).

(c)	Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted cash: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels’ lenders. A portion of the amounts on deposit with NOS ASA and LCH are held as base and margin collaterals on active trades. As of December 31, 2006 and 2005, the restricted balance with NOS ASA was $9,074 and $1,000, respectively and with LCH was $5,415 million and $0 respectively.

Also included in restricted cash as of December 31, 2006 and 2005 are amounts held as security in the form of letters of guarantee or letters of credit totaling $535 and $500, respectively. In addition at December 31, 2006 and 2005 restricted cash includes $1,200 and $2,586 held in retention accounts related to collateral for interest rate swaps and accrued interest on loans.

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

(i)	Port Terminal and Other Fixed Assets, net: In connection with the acquisition / reincorporation, the port terminal and other fixed assets owned by Navios (Predecessor) were stated at fair market value as of August 25, 2005. Acquisitions subsequent to that date are stated at cost and are depreciated utilizing the straight – line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Annual depreciation rates used, which approximate the useful life of the assets are:

Port facilities and transfer station	3 to 40 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	6 years

(j)	Fixed assets under construction: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. No interest was capitalized in any of the periods presented.

(k)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, ‘‘Accounting for the Impairment or the Disposal of Long-Lived Assets’’, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(l)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by the Company are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, management reviews valuations and compares them to the assets carrying amounts. Should the valuations indicate potential impairment, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its estimated fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows. No impairment loss was recognized for any of the periods presented.

(m)	Deferred Dry-dock and Special Survey Costs: The Company’s vessels are subject to regularly scheduled dry-docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels sold are written off to income in the year the vessel is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above.

This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey. For the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 the amortization was $1,382 $143, $160, and $249, respectively. Accumulated amortization as of December 31, 2006 and 2005 was $1,467 and $143, respectively.

(n)	Asset Retirement Obligation: The Company adopted SFAS No. 143, ‘‘Accounting for Asset Retirement Obligations’’ as of January 1, 2003. This statement requires entities to record a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2006 and 2005, the asset balance was $21 and $22, respectively. At December 31, 2006 and 2005, the liability balance associated with the lease of port terminal was $32 and $30, respectively.

(o)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. In December 2006, the Company issued $300 million Senior Secured Notes (the ‘‘Notes’’), which were used to repay certain tranches of the existing credit facility (Note 12). The financing costs related to the issuance of the Notes amounted to $7,598. The unamortized balance of $7,568 has been included in ‘‘Deferred financing costs’’ in the accompanying consolidated balance sheet. These costs together with the discount are amortized over the remaining term of the Notes using the effective interest method and are included in ‘‘Interest expense and other finance charges’’. The deferred financing costs related to the repaid tranches of the old credit facility of $5,690 were written off and are included in the ‘‘Interest expense and other finance costs, net’’ in the consolidated statement of operations. During December 2005, the Company refinanced the credit facility obtained on July 12, 2005 (Note 12), which was accounted for as a debt modification. Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred. Amortization and write offs for the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 was $8,004, $1,253, $425 and $773, respectively.

(p)	Goodwill and Other Intangibles: As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the implied fair value of the reporting unit’s goodwill is compared with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value. The Company determined that there was no impairment of goodwill in any of the periods presented.

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

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32.0
Favorable lease terms (*)	8.0
Port terminal operating rights	40.0
Backlog asset – charter out	2.8
Backlog asset – port terminal	3.6
Backlog liability – charter out	2.1

(*)	The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels as of August 25, 2005. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9). As of December 31, 2006 and 2005, $6,540 and $50 respectively, had been transferred to the acquisition cost of vessels.

(q)	Foreign Currency Translation: The Company’s functional and reporting currency is the US Dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company’s wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are US dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of operations. The foreign currency exchange gains/(losses) recognized in the consolidated statement of operations for the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 were $219, $(110), $(482) and $(197), respectively.

(r)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, ‘‘Accounting for Contingencies’’, as interpreted by the FASB Interpretation No. 14, ‘‘Reasonable Estimation of the Amount of a Loss’’, if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 15, ‘‘Uruguayan Subsidiary Legal Reserve’’ and Note 16, ‘‘Commitments and Contingencies’’ for further discussion.

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

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2006, the balance for provision for loss making voyages in progress was $1,006 (2005: $0).

(s)	Segment Reporting: The Company accounts for its segments in accordance with SFAS No. 131, ‘‘Disclosure about Segments of an Enterprise and Related Information’’. SFAS No. 131 requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has two reportable segments: Vessel Operations and Port Terminal.

(t)	Revenue and Expense Recognition:

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

Forward Freight Agreements (FFAs):    Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, quarterly the FFAs are ‘‘marked to market’’ to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. See note 13.

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

Pension and retirement obligations-crew:    The Company’s ship-owning subsidiary companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or postretirement benefits.

Provision for employees’ severance and retirement compensation:    The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $89 and $20 at December 31, 2006 and 2005, respectively.

U.S. Retirement savings plan:    The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan’s eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See Note 14.

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

Financial risk management:    The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

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

The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($4.0 million loss for the year ended December 31, 2006) are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated at $9.8 million. For the year ended December 31, 2006, the losses included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’ that have been reclassified to earnings amounted to $4.2 million. At December 31, 2006 and 2005 none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting.

The Company classifies cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

(w)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation.

(x)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America (Note 23).

(y)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(z)	Guarantees: The Company accounts for guarantees in accordance with FASB Interpretation No. 45 (FIN 45), ‘‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’. Under FIN 45 a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from FIN 45’s fair value recognition provision, financial statement disclosures of their terms are made.

(aa)	Recent Accounting Pronouncements:

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

In March 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 156 (SFAS 156) ‘‘Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140’’. SFAS 156 amends SFAS 140 requiring that all separately recognized servicing assets and servicing liabilities be measured at fair value, if practicable. SFAS 156 also permits, but does not require, the subsequent measurement of servicing assets and servicing liabilities. SFAS 156 is effective for the first fiscal year that begins after September 15, 2006. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2007.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this Accounting Standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008.

In September 2006, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 158 (SFAS 158) ‘‘Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans- an amendment of FASB Statements No. 87, 88, 106 and 132(R)’’. SFAS 158 improves financial reporting by requiring an employer to recognize the overfunded and underfunded status of a defined benefit retirement plan (other than multiemployer plan) as an asset or liability in its statement of financial position and recognize changes in the funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statements of financial position, with limited exceptions. This standard was effective for the Company as of the fiscal year ended December 31, 2006 and did not have a material effect on the consolidated financial statements.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, ‘‘Considering the Effect of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements’’ (‘‘SAB No. 108’’). SAB No. 108 provides guidance on the consideration of the effects of prior year misstatements in qualifying current year misstatements for the purpose of materiality assessment. SAB No. 108 establishes a dual approach that requires quantification of financial statements errors based on both the roll-over method and the iron curtain method regarding the effects of each of the Company’s balance sheets and statement of operations and the related financial statements disclosures. SAB No. 108 permits existing public companies to record the cumulative effect of initially applying this approach in the first year ending after November 15, 2006, by recording the necessary correcting adjustments to the carrying values of assets and liabilities as of the beginning of that year with the offsetting adjustment s recorded to the opening balance of retained earnings. The adoption of SAB No. 108 did not have any effect on the Company’s consolidated financial statements.

In February 2007, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 159 (SFAS 159) ‘‘The Fair Value Option for Financial Assets and Financial Liabilities’’. SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, ‘‘Fair Value Measurements’’. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

NOTE 3:    ACQUISITION/ REINCORPORATION

Acquisition of Navios/Reincorporation

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

The purchase accounting adjustments, presented in the following table, result from a valuation process that included the use of independent appraisers. The Company believes that the resulting balance sheet reflects the fair value of the assets and liabilities at the acquisition date at August 25, 2005. The following table also shows the roll forward of the balance sheet of Navios (predecessor) as of August 25, 2005 to Navios (successor) on August 25, 2005 and is being presented solely to reflect the acquisition and reincorporation (downstream merger) as though the two transactions occurred separately in two steps, and not concurrently:

	August 25, 2005
	Predecessor	Successor
	Navios	Purchase Accounting Adjustments	Fair Value of Assets & Liabilities Acquired	ISE(2)	Navios
	a	b	c=a+b	d	e=c+d
Cash and cash equivalents	$63,933	$—	$63,933	$102,259	$166,192
Short term derivative assets	53,800	—	53,800	—	53,800
Short term backlog asset	—	5,246	5,246	—	5,246
Prepaid voyage costs	7,416	—	7,416	—	7,416
Other current assets	10,700	—	10,700	657	11,357
Total current assets	135,849	5,246	141,095	102,916	244,011
Vessels	113,329	81,789	195,118	—	195,118
Port terminal	26,714	(15)	26,699	—	26,699
Port terminal operating rights	—	31,000	31,000	—	31,000
Trade name	1,947	88,053	90,000	—	90,000
Favorable lease terms	—	139,680	139,680	—	139,680
Deferred financing cost	—	—	—	9,143	9,143
Long term backlog asset	—	9,584	9,584	—	9,584
Other non-current assets	6,890	—	6,890	9	6,899
Goodwill	226	40,563	40,789	—	40,789
Total assets	284,955	395,900	680,855	112,068	792,923
Accounts payable	4,711	—	4,711	10,496	15,207
Accrued expenses	5,888	1,361	7,249	2,296	9,545
Deferred voyage revenue	10,103	—	10,103	—	10,103
Short term derivative liability	31,721	—	31,721	—	31,721
Short term backlog liability	—	6,052	6,052	—	6,052
Notes due to shareholder	—	—	—	8,621	8,621
Current portion of long term debt	—	—	—	173,870	173,870
Total current liabilities	52,423	7,413	59,836	195,283	255,119
Long term debt	—	—	—	340,500	340,500
Long term backlog liability	—	6,648	6,648	—	6,648
Other long term liabilities	6,404	—	6,404	—	6,404
Total liabilities	58,827	14,061	72,888	535,783	608,671
Stockholder’s equity	226,128	381,839	(1)607,967	(423,715)	184,252
Total liabilities & stockholders’ equity	$284,955	$395,900	$680,855	$112,068	$792,923

(1)	Represents total allocable purchase price consisting of cash consideration of $593,764 plus transaction costs of $14,203.

(2)	Represents assets and liabilities assumed by Navios in the downstream merger with ISE.

Calculation of Allocable Purchase Price:
Initial cash consideration	$594,370
Final price adjustment	(606)
Allocable transaction costs	14,203
Total allocable purchase price	$607,967
Allocation of purchase price:
Navios net assets acquired (at book value)	$226,128
Write off of Navios pre-merger goodwill	(226)
Fair value adjustments to assets acquired:
Write up of vessels to fair value	81,789
Write down of port terminal assets	(15)
Allocation of purchase price to intangibles:
Port terminal operation rights	31,000
Trade name	88,053
Favorable lease terms	139,680
Backlog asset	14,830
Backlog liability	(12,700)
Restructuring reserve(*)	(1,361)
Fair value of assets acquired	567,178
Goodwill	40,789
Total allocable purchase price	$607,967

(*)	As of December 31, 2006, $942 had been utilized.

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

The acquired intangible assets and liabilities at the acquisition date are listed below. Where applicable, they are amortized using the straight line method over the periods indicated below:

Description	Fair Value As at August 26, 2005	Weighted Average Amortization Period (Years)
Trade name	$90,000	32.0
Favorable lease terms(*)	139,680	8.0
Port terminal operating rights	31,000	40.0
Backlog asset – charter out	14,200	2.8
Backlog asset – port terminal	630	3.6
Backlog liability – charter out	(12,700)	2.1
Total	$262,810

(*)	The intangible asset associated with the favorable lease terms includes an amount of $20,670 related to purchase options for the vessels at the end of the lease term. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9).

Goodwill arising from the acquisition has been allocated to the Company’s segments as follows:

Vessels operations	$26,218
Port terminal operations	14,571
$40,789

At the time of the August 25, 2005 acquisition, ISE’s senior management anticipated implementing a strategic post-acquisition plan for the relocation of the Company’s offices in the United States from South Norwalk, Connecticut to New York City and of its existing offices in Piraeus, Greece to larger offices in Piraeus to house the Company’s headquarters. Management has commissioned an internal task force to implement this plan. This cost will include the cost of lease terminations, the write off of leasehold improvements at the offices vacated and severance. The Piraeus offices relocation took place during 2006; the relocation of Norwalk offices has not yet been implemented. A provision for the $1,361 cost of this plan had been included in the accompanying financial statements as a part of purchase accounting.

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

NOTE 4:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	Successor December 31, 2006	Successor December 31, 2005
Cash on hand and at banks	$28,430	$22,089
Short-term investments (Note 5)	64,146	—
Short-term deposits and highly liquid funds	7,082	15,648
Total cash and cash equivalents	$99,658	$37,737

NOTE 5:    SHORT TERM INVESTMENTS

The Company invested $64,570 in debt securities (commercial papers) with a face value of $64,632, with original maturities of three months or less. These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ‘‘Cash and cash equivalents’’ in the accompanying consolidated balance sheet.

At December 31, 2006, the fair value of these debt securities was $64,146. The unrealized holding gain on trading securities at December 31, 2006, was $5 and has been included in other income in the consolidated statement of operations.

NOTE 6:    ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	Successor December 31, 2006	Successor December 31, 2005
Accounts receivable	$34,670	$14,114
Less: Provision for doubtful receivables	(6,435)	(411)
Accounts receivables, net	$28,235	$13,703

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Predecessor
Year ended December 31, 2004	$(2,864)	$(294)	$867	$(2,291)
January 1, 2005 to August 25, 2005	(2,291)	—	880	(1,411)
Successor
August 26, 2005 to December 31, 2005(*)	—	(411)	—	(411)
Year ended December 31, 2006	(411)	(6,242)	218	(6,435)

(*)	All of the Company’s accounts receivable were recorded at their estimated fair value on August 25, 2005 as part of the purchase accounting process discussed in Note 3. As a result, the reserve for doubtful accounts was eliminated at August 26, 2005.

Concentrations of credit risk with respect to accounts receivables are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2006 two customers from the Vessel Operations segment accounted for 10.0% and 12.3% each of the Company’s revenue, for the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005, two customers from the Vessel Operations segment accounted for approximately 14.8% and 11.9% each of the Company’s revenue, respectively and for the year ended December, 31 2004, one customer from the Vessels Operation segment accounted for approximately 15.92% of the Company’s revenue.

NOTE 7:    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	Successor December 31, 2006	Successor December 31, 2005
Prepaid voyage costs	$2,297	$3,793
Claims receivables, net	1,047	1,234
Advances to agents	393	829
Inventories	2,300	425
Other	772	157
Total prepaid expenses and other current assets	$6,809	$6,438

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

Advances to agents are made up of funds sent to port agents for port charges, tolls, canal fees and other voyage related expenses.

NOTE 8:    VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$131,347	$(10,597)	$120,750
Additions	385	(4,904)	(4,519)
Balance December 31, 2004 (Predecessor)	131,732	(15,501)	116,231
Adjustments	—	(28)	(28)
Additions	311	(3,185)	(2,874)
Balance August 25, 2005 (Predecessor)	132,043	(18,714)	113,329
Revaluation in connection with purchase accounting	63,075	18,714	81,789
Additions	147,153	(3,188)	143,965
Balance December 31, 2005 (Successor)	342,271	(3,188)	339,083
Additions	160,243	(21,014)	139,229
Balance December 31, 2006 (Successor)	$502,514	$(24,202)	$478,312

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$18,930	$(564)	$18,366
Transfer amounts from assets under construction	1,448	—	1,448
Additions	1,814	(667)	1,147
Disposals	(24)	7	(17)
Balance December 31, 2004 (Predecessor)	22,168	(1,224)	20,944
Adjustments	—	8	8
Additions	339	(480)	(141)
Balance August 25, 2005 (Predecessor)	22,507	(1,696)	20,811
Revaluation in connection with purchase accounting	4,192	1,696	5,888
Additions	295	(295)	—
Balance December 31, 2005 (Successor)	26,994	(295)	26,699
Additions	104	(937)	(833)
Balance December 31, 2006 (Successor)	$27,098	$(1,232)	$25,866

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$1,960	$(721)	$1,239
Additions	109	(266)	(157)
Disposals	(229)	171	(58)
Balance December 31, 2004 (Predecessor)	1,840	(816)	1,024
Additions	32	(150)	(118)
Balance August 25, 2005 (Predecessor)	1,872	(966)	906
Revaluation in connection with purchase accounting	(1,068)	966	(102)
Charge to relocation accrual	—	(517)	(517)
Additions	6	(78)	(72)
Balance December 31, 2005 (Successor)	810	(595)	215
Additions	1,098	(199)	899
Balance December 31, 2006 (Successor)	$1,908	$(794)	$1,114

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2004 (Predecessor)	$152,237	$(11,882)	$140,355
Transfer from assets under construction	1,448	—	1,448
Additions	2,308	(5,837)	(3,529)
Disposals	(253)	178	(75)
Balance December 31, 2004 (Predecessor)	155,740	(17,541)	138,199
Adjustments	—	(20)	(20)
Additions	682	(3,815)	(3,133)
Balance August 25, 2005 (Predecessor)	156,422	(21,376)	135,046
Revaluation in connection with purchase accounting	66,199	21,376	87,575
Charge to relocation accrual	—	(517)	(517)
Additions	147,454	(3,561)	143,893
Balance December 31, 2005 (Successor)	370,075	(4,078)	365,997
Additions	161,445	(22,150)	139,295
Balance December 31, 2006 (Successor)	$531,520	$(26,228)	$505,292

During December 2005 and January 2006, the Company acquired four vessels for a total consideration of approximately $119.8 million ($24.8 million relates to vessel acquired in 2006) from companies affiliated with the Company’s CEO. The purchase price was paid with $80.3 million ($15.2 million relates to vessel acquired in 2006) drawn from the Company’s credit facility, $13.0 million ($4.5 million relates to vessel acquired in 2006) from available cash and issuance of 5,500,854 shares of Company’s common stock. The stock issued in this transaction was valued at $4.96 per share for the first two vessels, $4.82 per share for the third vessel and $4.42 for the fourth vessel, for a total value of $25.5 million (Note 18). The values per share are based on quoted market prices at the respective delivery dates of the vessels.

Per SFAS 95, when some transactions are part cash and part non-cash, only the cash portion shall be reported in the statement of cash flows. Hence, the non cash effect of this common stock on Paid-in-Capital has to be offset against the total consideration of the vessels and is disclosed under non-cash investing and financing activities.

As of December 31, 2006, Navios had executed all exercisable purchase options comprising four Ultra Handymax and four Panamax vessels. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Of the remaining six option vessels, the Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon and Navios Star, were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006 and December 4, 2006, respectively. The sixth vessel, the Navios Hyperion was delivered on February 26, 2007.

As of December 31, 2006, The Company has deposited $2,055 in a restricted account in connection with the acquisition of Navios Hyperion (Note 24).

NOTE 9:    INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2006 and 2005 consist of the following:

	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2006
Trade name	$90,000	$(3,798)	$—	86,202
Port terminal operating rights	31,000	(1,046)	—	29,954
Favorable lease terms	125,167	(19,619)	(39,172)	66,376
Backlog assets	16,830	(9,087)	—	7,743
Backlog liabilities	(16,200)	10,254	—	(5,946)
Total	$246,797	$(23,296)	$(39,172)	184,329

	Balance	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2005
Trade name	$90,000	$(986)	$—	89,014
Port terminal operating rights	31,000	(272)	—	30,728
Favorable lease terms	139,680	(8,768)	(13,472)	117,440
Backlog assets	16,830	(2,067)	—	14,763
Backlog liabilities	(16,200)	2,144	—	(14,056)
Total	$261,310	$(9,949)	$(13,472)	237,889

	Successor	Successor	Predecessor
	Amortization Expense Year Ended December 31, 2006	Amortization Expense August 26, 2005 to December 31, 2005	Amortization Expense January 1, 2005 to August 25, 2005	Amortization Expense Year ended December 31, 2004
Trade name	$(2,812)	$(986)	$(57)	$(88)
Port terminal operating rights	(774)	(272)	—	—
Favorable lease terms	(11,893)	(8,763)	—	—
Backlog assets	(216)	(2,067)	—	—
Backlog liabilities	805	2,144	—	—
Total	$(14,890)	$(9,944)	$(57)	$(88)

The aggregate amortization of acquired intangibles for the next five years will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Five Year Aggregate
Trade name	$2,812	$2,812	$2,820	$2,812	$2,812	$14,068
Favorable lease terms	11,949	10,914	11,389	11,358	9,135	54,745
Port terminal operating rights	774	777	774	774	774	3,873
Backlog asset – charter out	5,072	2,279		—	—	7,351
Backlog asset – port terminal	175	175	43		—	393
Backlog liability – charter out	(5,946)	—	—	—	—	(5,946)
	$14,836	$16,957	$15,026	$14,944	$12,721	$74,484

NOTE 10:    INVESTMENT IN AFFILIATES

The Company has a 50% interest in Acropolis Chartering & Shipping, Inc., a brokerage firm for freight and shipping charters. Although Navios owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends for 2004 and thereafter, will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2006 and 2005, the carrying amount of the investment was $749 and $657, respectively. Dividends received for the year ended December 31, 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004 were $583, $0, $973 and $699, respectively. See Note 18.

NOTE 11:    ACCRUED EXPENSES

Accrued expenses consist of the following:

	Successor	Successor
	December 31, 2006	December 31, 2005
Payroll	$623	$311
Accrued Interest	1,215	707
Accrued voyage expenses	3,531	2,191
Provision for losses on voyages in progress	1,006	—
Accrued lease liability	601	473
Audit fees and related services	978	1,261
Finance fees	545	2,601
Relocation reserve	410	840
Professional fees	1,748	1,120
Other accrued expenses	69	1,749
Total accrued expenses	$10,726	$8,044

NOTE 12:    BORROWINGS

Borrowings consist of the following:

	Successor	Successor
	December 31, 2006	December 31, 2005
Credit Facility	270,106	493,400
Senior notes	300,000	—
Total borrowing	570,106	493,400
Less unamortized discount	(2,044)	—
Less current portion	(8,250)	(54,221)
Total long term borrowings	$559,812	$439,179

Credit facility:    On August 18, 2005, the Company closed out its then existing loan facility and repaid the $49.8 million outstanding on that date. This prepayment was made using available funds and no penalties were incurred. On July 12, 2005, a new senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios and provide working capital for the Successor Company. This facility was assumed by the Company, and was fully drawn on August 25, 2005. Of the $514.4 million borrowed under this facility, $412.0 million was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649 million. Of the $649 million, $435million was related to the outstanding balance of the credit facility described above and the additional $214 million was set aside to finance the acquisition of ten vessels. As of December 31, 2006, the Company had acquired the ten vessels by utilizing $204 million of the above mentioned $214 million facility. The maximum allowable amounts drawn down for each vessel have been in accordance with the criteria set by the bank. The drawings are complete and the remaining balance of the facility is not available for use by the Company.

The interest rate under the facility is LIBOR, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum, depending on the tranche being borrowed, and the applicable rate from interest rate swaps, which are required by the lender to limit the Company’s exposure to interest rate fluctuations. Amounts drawn under the facility are secured by first preferred mortgages over the Company’s vessels, general assignment of earning and charter agreements, insurance policies and pledge of shares. Outstanding amounts under the facility may be prepaid without penalty in multiples of $1.0 million upon 10 days’ written notice. The facility requires mandatory prepayment of amounts outstanding under the credit facility in the event of a sale or loss of assets, including the sale of a vessel in the ordinary course of business.

The credit facility contains a number of covenants, including covenants limiting, subject to specified exceptions, the payment of dividends, mergers and acquisitions, the incurrence of indebtedness and liens, and transactions with affiliates. The credit facility also requires compliance with a number of financial covenants including tangible net worth, debt coverage ratios, specified tangible net worth to total debt percentages and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock or does not remain actively involved in the operating business.

Portion of the credit facility was repaid in December 2006 as discussed in the next paragraph and the remaining principal balance was refinanced in February 2007 through a syndicated loan of $280 million discussed below (see Note 24).

Senior notes:    In December 2006, the Company issued $300 million senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than the Uruguayan subsidiary. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (c) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors have agreed to file a registration statement no later than June 29, 2007 with effective date no later than October 1, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Loan Facility:    In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 to 125 bps as defined in the agreement.

The maturity table below reflects the principal payments of the credit facility outstanding balance as of December 31, 2006 for the next 5 years and thereafter are based on the repayment schedule of the new secured Loan Facility with HSH Nordbank and Commerzbank AG (as described above) and and the outstanding amount due under the senior notes.

Year	Amount in million of USD
2007	8.3
2008	11.0
2009	11.0
2010	11.0
2011	11.0
2012 and thereafter	517.8
570.1

NOTE 13:    DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

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

The principal terms of the interest rate swaps outstanding at December 31, 2006 and 2005 are as follows:

December 31, 2006
Counterparty	HSH Nordbank	HSH Nordbank	HSH Nordbank	Royal Bank of Scotland	Royal Bank of Scotland	Alpha Bank
Notional	USD 100,500 declining 18,500 at resetting dates until maturity date	USD 82,000 declining 18,500 at resetting dates until maturity date	USD 79,345 declining 20,796 – 15,330 at resetting days until maturity date	USD 10,937 declining 437 at resetting dates until maturity date	USD 12,953 declining 478 at resetting dates until maturity date	USD 9,500 declining 250 at resetting dates until maturity date
Terms	3 months LIBOR for 4.74%	Floor 3 months LIBOR 4.45% Cap 3 months LIBOR 5%	3 months LIBOR for 5.52%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 6 months LIBOR 5.54% Cap 6 months LIBOR 7.5%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%
Resets	Quarterly	Quarterly	Quarterly	April and October	April and October	Quarterly
Inception	March 2006	March 2007	December 2007	April 2001	October 2001	July 2001
Maturity	March 2007	June 2008	September 2009	October 2010	October 2006	July 2010

December 31, 2005
Counterparty	HSH Nordbank	HSH Nordbank	Royal Bank of Scotland	Royal Bank of Scotland	Royal Bank of Scotland	Alpha Bank
Notional	USD 171,000 declining 100,500 at resetting dates until maturity date	USD 82,000 declining 13,250 at resetting dates until maturity date	USD 11,375 declining 437 at resetting dates until maturity date	USD 13,430 declining 478 at resetting dates until maturity date	USD 10,500 declining 525 at resetting dates until maturity date	USD 10,500 declining 250 at resetting dates until maturity date
Terms	3 months LIBOR for 4.74%	Floor 3 months LIBOR 4.45% Cap 3 months LIBOR 5%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 6 months LIBOR 5.54% Cap 6 months LIBOR 7.5%	6 months LIBOR for 5.57%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%
Resets	Quarterly	Quarterly	April and October	April and October	February and August	Quarterly
Inception	March 2006	March 2007	April 2001	October 2001	June 2001	July 2001
Maturity	March 2007	June 2008	October 2010	October 2006	February 2006	July 2010

For the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the years ended December 31, 2004, the realized gain (loss) on interest rate swaps was $85, $191, $403, and $(301), respectively. As of December 31, 2006 and 2005, the outstanding net liability was $604 and $915, respectively. The unrealized gain as of December 31, 2006 and 2005, was $85 and $787, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1.8 million. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility.

Foreign Currency Risk

The Company has not entered into any new Foreign Exchange Currency contracts (FEC’) since March 28, 2005. During the period January 1, 2005 to March 28, 2005, the Company purchased €3,000 at an average rate of 1.30 with a sales value of $3,923. During the year ended December 31, 2004, the Company purchased €2,500 at an average rate of 1.32 with a sales value of $3,290.

These contracts mature within twelve months of the balance sheet date for all periods. As of December 31, 2005, all contracts had been settled. The open contracts as of December 31, 2004, were settled quarterly between March 2005 and June 2005. The net (loss) gain from FECs recognized in the consolidated statement of operations amounted to $0, $(98), $(462) and $219 for the year ended December 31, 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and for the year ended December 31, 2004, respectively. The unrealized gain (loss) from FECs amounted to $0 for the year ended December 31, 2006, $212 for the period August 26 to December 31, 2005, $(338) for the period January 1 to August 25, 2005, $(44) and $170 for the year ended December 31, 2004, respectively.

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

For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($4.0 as of December 31, 2006), are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2007, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2006, which is expected to be reclassified to earnings during the next twelve months is estimated to be $9,816. For the year ended December 31, 2006, $4.2 million losses, included in ‘‘Accumulated Other Comprehensive Income/ (Loss)’’, were reclassified to earnings.

During 2006, six FFAs qualified for hedge accounting treatment. At December 31, 2005 and 2006, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net (losses) gains from FFAs amounted to $19,786, $(2,766), $2,869, and $57,746 for the year ended December 31, 2006, for the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, respectively.

During the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, the changes in net unrealized (losses) gains on FFAs amounted to $12,484, $(17,074), $(23,793) and $599, respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	December 31, 2006	December 31, 2005
Short term FFA derivative asset	$51,190	$45,818
Long term FFA derivative asset	—	—
Short term FFA derivative liability	(42,227)	(39,578)
Long term FFA derivative liability	—	—
Net fair value on FFA contracts	$8,963	$6,240
NOS FFAs portion of fair value transferred to NOS derivative account(*)	$(6,202)	$(331)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	$(5,291)	$—

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

Interest Rate Swaps	December 31, 2006	December 31, 2005
Short term interest rate swap asset	$192	$69
Long term interest rate swap asset	—	28
Short term interest rate swap liability	—	(414)
Long term interest rate swap liability	(797)	(598)
Net fair value of interest rate swap contract	$(604)	$(915)

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	December 31, 2006	December 31, 2005
FFAs	$8,963	$6,240
NOS FFAs portion of fair value transferred to NOS derivative account(*)	(6,202)	(331)
LCH FFAs portion of fair value transferred to LCH derivative account(**)	(5,291)	—
Interest rate swaps	(604)	(915)
Total	$(3,134)	$4,994

Balance Sheet Values

	December 31, 2006	December 31, 2005
Total short term derivative asset	$39,697	$45,556
Total long term derivative asset	—	28
Total short term derivative liability	(42,034)	(39,992)
Total long term derivative liability	(797)	(598)
Total	$(3,134)	$4,994

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.

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

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2006		December 31, 2005
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	99,658	99,658	37,737	37,737
Restricted cash	16,224	16,224	4,086	4,086
Trade receivables	33,590	33,590	13,703	13,703
Accounts payable	(37,365)	(37,365)	(13,886)	(13,886)
Senior notes	(297,956)	(297,956)	—	—
Long term debt	(270,106)	(270,106)	(493,400)	(493,400)
Interest rate swaps	(604)	(604)	(915)	(915)
Forward Freight Agreements, net	8,963	8,963	6,240	6,240

NOTE 14:    EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, were approximately $197, $53, $204 and $267, respectively, which included a discretionary contribution of $98, $26, $107 and $137, respectively.

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

Post-employment medical and life insurance benefits

The Company effective May 31, 2006, terminated its post retirement medical and life insurance benefit programs for the five U.S. retirees that were eligible to those benefits prior to the program elimination in December 2001. The Company paid $502 to terminate these programs. As a result of this termination and the release of the respective accrued liabilities the Company realized a gain of $295 during the year ended December 31, 2006. The unfunded liability related to post-retirement medical and life insurance is recognized based on actuarial valuations. The current portion of the liability ($0: December 31, 2006, $47: December 31, 2005) is included in accrued expenses and the non-current portion of the liability ($0: December 31, 2006, $770: December 31, 2005) is included in other long term liabilities.

NOTE 15:    URUGUAYAN SUBSIDIARY LEGAL RESERVE

The Company’s Uruguayan subsidiary maintains a retained earnings reserve, as required by Uruguayan law. This law states that 5% of each year’s net income must be set aside until the reserve equals 20% of the subsidiary’s paid in capital. As of December 31, 2006 and 2005, this reserve totals $627 and $451, respectively. As a result of the acquisition of Navios by ISE and the subsequent downstream merger with and into its newly acquired wholly owned subsidiary, Navios, the legal reserve is no longer presented as a separate component of stockholders’ equity on the face of the balance sheets at December 31, 2006 and 2005.

NOTE 16:    COMMITMENTS AND CONTINGENCIES:

The Company as of December 31, 2006 was contingently liable for letters of guarantee and letters of credit amounting to $535 (2005: $500) issued by various banks in favor of various organizations. These are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $3.7 million at December 31, 2006 (2005: $2.3 million) to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was December 14, 2006.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through July 2015.

NOTE 17:    LEASES

Charters-in:

As of December 31, 2006, the Company had 16 chartered-in vessels (4 Ultra Handymax and 12 Panamax vessels). The Company has options to purchase nine of them. The first of the option vessels was exercised and is expected to be delivered during the first quarter of 2007 (Note 24).

The future minimum commitments, net of commissions under charters in are as follows (in thousands):

Amount
2007	$38,232
2008	44,870
2009	40,949
2010	33,511
2011	28,239
2012 and thereafter	118,468
$304,269

Charter hire expense for chartered-in vessels amounted to $59,774, $28,938, $79,244 and $157,912 for the year ended December 31, 2006, for the period from August 26, 2005 to December 31, 2005, period from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, respectively.

Charters-out:

The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

Amount
2007	$169,348
2008	102,103
2009	22,274
2010 and thereafter	934
$294,659

Revenues from time charter are not generally received when a vessel is off-hire, including time required for scheduled maintenance of the vessel. In arriving at the minimum future charter revenues, an estimated time off-hire to perform scheduled maintenance on each vessel has been deducted, although there is no assurance that such estimate will be reflective of the actual off-hire in the future.

Office space:

The future minimum commitments under lease obligations for office space are as follows (in thousands):

Amount
2007	$872
2008	888
2009	897
2010	897
2011	671
2012 and thereafter	3,215
Total minimum lease payments(*)	$7,440

(*)	Minimum payments have not been reduced by minimum sublease rentals of a total amount of $289 due until the end of the sublease agreement, under a non cancelable sublease.

Rent expense for office space amounted to $1,038, $170, $337 and $421 for the year ended December 31, 2006, the period from August 26, 2005 to December 31, 2005, the period from January 1, 2005 to August 25, 2005 and the year ended December 31, 2004, respectively.

On January 2, 2006 the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in May 2011. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. The above table only incorporates the lease commitment on both offices as above. See Notes 3 and 18 for further information on the office relocation and the new lease.

NOTE 18:    TRANSACTIONS WITH RELATED PARTIES

Vessel acquisitions:    On December 19, 2005 Navios signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Company’s CEO and the Manager of the selling owning companies of the vessels below. On December 22, 2005 Navios took delivery of the first two vessels the Navios Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during 2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios’ available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares related to vessels delivered) of Navios authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S. (1,161,535 shares). Navios believes the terms and provisions of the purchase agreements of the vessels were the same as those that would have been available with a non-related third party.

Office rent:    On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios, entered into two lease agreements with Goldland Ktimatiki – Ikodomiki – Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $554) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for the year ended December 31, 2006, the periods from August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and during the year ended December 31, 2004 were $187, $455, $157, and $877, respectively. The Company owns fifty percent of the common stock of Acropolis. During the year ended December 31, 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 and the year ended December 31, 2004 the Company received dividends of $583, $0, $972, and $699, respectively.

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

Loans to stockholders:    In November 2002 Navios (predecessor) issued a promissory note for $367 to Kastella Trading, Inc. (‘‘Kastella’’), a Marshall Islands corporation. Interest was accrued at 4.6% per year and was payable at the note’s due date. Kastella was wholly owned by one of Navios (predecessor) executives. This loan was fully repaid in 2004 and the interest received was $33 and is included in the December 31, 2004 consolidated statement of operations.

In August 2004 Navios (predecessor) advanced to one of its shareholders and executive officers the amount of $50. The full amount was repaid during the year. No interest was calculated for the duration of this loan.

Balances due to related parties:    Included in the trade accounts payable at December 31, 2006 is an amount of $164 (2005: $90), which is due to Acropolis Chartering and Shipping Inc.

Exercise of warrants:    On June 6, 2006, Navios issued 15,978,280 shares of common stock upon exercise of 15,978,280 of its 65,550,000 outstanding warrants. Ms. Angeliki Frangou, Navios’ Chairman and principal stockholder, participated in this transaction and paid approximately $27.3 million to the Company to exercise all of her 6,666,280 warrants.

NOTE 19:    COMMON STOCK

In order to raise capital for its expansion plans in South America, Navios induced certain warrant holders (Qualified Institutional Buyers and Institutional Accredited Investors ‘‘QIBAIs’’) to early exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top fifteen warrant holders and had no direct relationship with Navios, with the exception of Ms. Angeliki Frangou, Navios’ chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65.5 million and issuance of 15,978,280 unregistered common shares. The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

On August 10, 2006, Navios issued 708,993 additional shares to its financial advisors for services rendered in connection with the capital raised from the re-pricing of warrants. These services were valued using the market value of the aforementioned shares as of the date the transactions was completed, without any subsequent measurement being necessary.

Pursuant to a registration rights agreement, Navios filed a Form F-3/A with the Securities and Exchange Commission on September 8, 2006 (No. 333-136936), registering the resale of the common stock related to the exercise of the warrants and the common stock issued to its financial advisors (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered) and had such registration statement declared effective on September 13, 2006.

Giving effect to this the warrant exercise transaction stated above, the additional 708,993 shares issued to the Company’s financial advisors and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S (see note 8), Navios had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006, which will expire in accordance with their terms on December 9, 2008 (44,239,319 shares outstanding and 65,550,000 warrants outstanding as of December 31, 2005).

NOTE 20:    DISPOSAL OF FIXED ASSETS

No fixed assets were disposed of in 2006 and 2005.

In 2004, the following fixed assets were disposed of:

Fixed assets	Net Sales Proceeds	Net Book Value	Gain on Sale
Payloaders	$112	$(58)	$54
Uniloaders	24	(17)	7
	$136	$(75)	$61

NOTE 21:    SEGMENT INFORMATION

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

	Successor	Successor	Successor
	Vessel Operations for the Year Ended December 31, 2006	Port Terminal Operations for the Year Ended December 31, 2006	Total for the Year Ended December 31, 2006
Revenue	$197,410	$8,555	$205,965
Gain on forward freight agreements	19,786	—	19,786
Interest income	3,821	11	3,832
Interest expense	(47,429)	—	(47,429)
Depreciation and amortization	(36,007)	(1,712)	(37,719)
Equity in net earnings of affiliate companies	674	—	674
Net income	18,236	2,833	21,069
Total assets	871,860	72,923	944,783
Capital expenditures	(*)161,341	104	161,445
Investment in affiliates	$749	$—	$749

(*)	Includes $5.1 million non-cash consideration in the form of common stock issued in connection with the purchase of one vessel and $38.6 million transferred from vessels favorable lease terms and backlogs in connection with the acquisition of five option vessels.

	Vessel Operations		Port Terminal		Total
	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005
Revenue	$74,296	152,668	$2,080	5,962	$76,376	158,630
Gain (loss) on forward freight agreements	(2,766)	2,869	—	—	(2,766)	2,869
Interest income	1,162	1,349	1	1	1,163	1,350
Interest expense	(11,892)	(1,677)	—	—	(11,892)	(1,677)
Depreciation and amortization	(13,016)	(3,391)	(566)	(481)	(13,582)	(3,872)
Equity in net income of affiliated companies	285	788	—	—	285	788
Net income	1,856	48,517	305	2,820	2,161	51,337
Total assets	715,996	256,867	73,387	28,088	789,383	284,955
Capital expenditures	(**)147,363	777	295	3,487	147,658	4,264
Investments in affiliates	$657	372	$—	—	$657	372

(**)	Includes $21.3 million non-cash consideration in the form of common stock issued in connection with the purchase of three vessels and $13.4 million transferred from vessel purchase options in connection with the acquisition of two option vessels

	Predecessor	Predecessor	Predecessor
	Vessel Operations for the Year Ended December 31, 2004	Port Terminal Operations for the Year Ended December 31, 2004	Total for the Year Ended December 31, 2004
Revenue	$271,536	$7,648	$279,184
Gain on forward freight agreements	57,746	—	57,746
Interest income	787	2	789
Interest expense	(3,140)	(310)	(3,450)
Depreciation and amortization	(5,258)	(667)	(5,925)
Equity in net earnings of affiliate companies	763	—	763
Net income	123,841	3,291	127,132
Total assets	309,022	24,270	333,292
Capital expenditures	494	4,609	5,103
Investment in affiliates	$557	$—	$557

The following table sets out operating revenue by geographic region for the Company’s reportable segments. Vessel Operation and Port Terminal revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Successor		Predecessor
	Year ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2004
North America	$19,354	$5,767	$20,206	$38,201
South America	19,908	3,512	9,287	7,808
Europe	90,427	41,614	78,007	119,393
Australia	—	554	2,587	12,943
Asia	73,666	24,929	48,318	99,356
Other	2,060	—	225	1,483
Total	$205,415	$76,376	$158,630	$279,184

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $478,312 and $339,083 at December 31, 2006 and 2005, respectively. For Port Terminal, all long-lived assets are located in Uruguay. The total net book value of long-lived assets for the Port Terminal amounted to $25,866 and $26,699 at December 31, 2006 and 2005, respectively.

NOTE 22:    EARNINGS PER COMMON SHARE

The downstream merger of ISE with and into Navios (Note 3) resulted in the cancellation of the existing Navios common shares to reflect those issued by ISE. All earnings per share calculations for periods prior to the August 25, 2005 acquisition and merger (Navios predecessor) are based on the average number of Navios shares outstanding during the respective periods.

Earning per share for periods subsequent to the acquisition and merger are calculated by dividing net income by the average number of shares of Navios successor outstanding during the period. Fully diluted earnings per share assumes that the 56,444,569 and 65,550,000 warrants outstanding as of December 31, 2006 and 2005, respectively, were exercised at the warrant price of $5.00 each generating proceeds of $282.2 and $327.8 million respectively and these proceeds were used to buy back shares of common stock at the average market price during the period. The warrants will expire on December 9, 2008, at 05:00 p.m., New York City time.

	Successor		Predecessor
	Year ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005	Year ended December 31, 2004
Numerator:
Net income	21,069	2,161	51,337	127,132
Denominator:
Denominator for basic earning per share – weighted average shares	54,894,402	40,189,356	874,584	909,205
Dilutive potential common shares
Warrants outstanding – weighted average	56,444,569	65,550,000	—	—
Proceeds on exercises of warrants	282,222,845	327,750,000	—	—
Number of shares to be repurchased	55,809,283	60,500,802	—	—
Dilutive effect of securities – warrants	635,286	5,049,198	—	—
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	55,529,688	45,238,554	874,584	909,205
Basic earnings per share	0.38	0.05	58.7	139.83
Diluted earnings per share	0.38	0.05	58.7	139.83

NOTE 23:    INCOME TAXES

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

NOTE 24:    SUBSEQUENT EVENTS

(a)	On December 28, 2006, Navios made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5.00 or (b) receiving one share in exchange of every 5.25 warrants surrendered.

Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result $71.2 million of cash proceeds were raised and 19,925,527 new shares of common stock were issued. Following the issuance of the new shares Navios has 82,013,654 shares of common stock outstanding and 17,431,592 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.

(b)	On January 10, 2007, Navios filed with SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

(c)	On February 1, 2007, Navios received approval of its application to list its common stock and warrants on the New York Stock Exchange (‘‘NYSE’’). The shares of common stock and warrants began trading on the NYSE commencing the opening of trading on February 22, 2007 under the symbols ‘‘NM’’ and ‘‘NMWS’’, respectively. As of February 22, 2007, the Company’s common stock and warrants are no longer trading as a unit. Unit holders must break the unit into its constituent parts in order to trade the common stock and/or warrants on the NYSE.

(d)	In February 2007, Navios entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Credit Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

(e)	On February 26, 2007, Navios took delivery of the vessel Navios Hyperion by exercising its purchase option. Previously the vessel was operating under Company’s chartered-in fleet. The vessel’s purchase price was approximately $20.2 million.

(f)	On February 2, 2007, Navios acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. It is anticipated that the net cash consideration to be paid for the shares will be approximately $140.3 million, after taking into account the cash retained on Kleimar’s balance sheet and certain proceeds from an asset sale triggered by the change in control of Kleimar. As part of the acquisition Navios has also assumed Kleimar’s outstanding debt of approximately $21.3 million.

Kleimar is a Belgian maritime transportation company established in 1993. Kleimar has 11 employees and is the owner and operator of capesize and panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

Kleimar currently controls 11 vessels, of which it has ownership interest on three of them. The long-term chartered-in fleet consists of five capesize vessels, three panamaxes and one handymax.

Kleimar also has purchase option on two of the capesize vessels, the Beaufiks (2004 built) and the Fantastiks (2005 built), exercisable at an average price of $35.7 million during the first quarter of 2008.

The purchase of Kleimar was financed by existing cash and a $120 million revolver credit facility with HSH Nordbank AG. Navios expects that the resulting use of debt will be in line with Navios’ current leverage. In addition to the strategic value of Kleimar, Navios expects this transaction to be accretive to its shareholders, both from a cash flow and earnings stand point.

Following is the preliminary allocation of the purchase price:

Adjusted purchase price
Consideration to sellers (cash)	$165,600
Long term debt assumed, net of cash retained	17,988
Acquisition costs	3,500
Adjusted purchase price	187,088
Fair Value of Tangible Assets
Vessel Asteriks	26,750
Obeliks contract	24,225
Purchase options – near term	105,951
Purchase options – long term	6,292
Vessel Vanessa contract	22,412
Net working capital	(11,808)
Total tangible value	173,822
Goodwill	$13,266

(g)	On February 21, 2007, the Board of Directors resolved that a dividend of $0.0666 per common share will be paid on March 30, 2007 to stockholders of records as of March 19, 2007.

SIGNATURE

Navios Maritime Holdings Inc., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

/s/Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date:    March 27, 2007