Form 20-F
period 2007-12-31
Navios Maritime Holdings Inc.
filed 2008-03-31
CIK 1333172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

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

85 Akti Miaouli Street
Piraeus, Greece 185 38

(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share Warrant to purchase one share of common stock	New York Stock Exchange LLC New York Stock Exchange LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act.	None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.	None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

106,412,429 as of December 31, 2007.

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

Large Accelerated Filer                                  Accelerated Filer                              Non-Accelerated Filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:    U.S. GAAP     International Financial Reporting Standards as issued by the International Accounting Standards Board     Other

If ‘‘Other’’ has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17     Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes     No

FORWARD LOOKING STATEMENTS

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

Please note in this annual report, ‘‘we’’, ‘‘us’’, ‘‘our’’, ‘‘the Company’’, ‘‘Navios Holdings’’, all refer to Navios Maritime Holdings Inc. and its subsidiaries.

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

PART I

Item 1.    Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable

Not Applicable.

Item 3.    Key Information

A.    Selected Financial Data

The Navios Holdings historical successor information is derived from the audited consolidated financial statements of Navios Holdings as of December 31, 2007 and 2006 and for the period from August 26, 2005 to December 31, 2005. The Navios Holdings historical predecessor information is derived from the audited consolidated financial statements for the period from January 1, 2005 to August 25, 2005 included elsewhere in this document. Navios Holdings’ balance sheet data as of December 31, 2005, 2004 and 2003, and the historical information for the years ended December 31, 2004 and 2003 is derived from the audited financial statements which are not included in this document. The purchase of the net assets of Navios Holdings by International Shipping Enterprises Inc. (‘‘ISE’’), through the purchase of all of its outstanding shares of common stock, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005.

The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes, to the extent contained elsewhere herein.

The historical successor and predecessor results included below and elsewhere in this document are not necessarily indicative of the future performance of Navios Holdings.

	Successor	Successor	Successor	Predecessor	Year ended December 31, (Predecessor)
	Year Ended December 31, 2007	Year Ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003
	(Expressed in thousands of US Dollars – except per share data)
Statement of Income Data
Revenue	$758,420	$205,375	$76,298)	$158,630	$279,184	$179,734
Gain (loss) on forward freight agreements	26,379	19,786	(2,766)	2,869	57,746	51,115
Time charter, voyage and port terminal expenses	(558,080)	(84,717)	(39,119)	(91,806)	(179,732)	(136,551)
Direct vessel expenses	(27,892)	(19,863)	(3,137)	(5,650)	(8,224)	(10,447)
General and administrative expenses	(22,551)	(14,565)	(4,582)	(9,964)	(12,722)	(11,628)
Depreciation and amortization	(31,900)	(37,129)	(13,504)	(3,872)	(5,925)	(8,857)
Provision for losses on accounts receivable	—	(6,242)	(411)	—	(294)	—
Gain (loss) on sale of assets	167,511	—	—	—	61	(2,367)
Interest income from investments in finance lease	3,507	—	—	—	—	—
Interest income	10,819	3,832	1,163	1,350	789	134
Interest expense and finance cost, net	(51,089)	(47,429)	(11,892)	(1,677)	(3,450)	(5,278)
Other income	445	1,819	52	1,426	374	1,102
Other expense	(2,046)	(472)	(226)	(757)	(1,438)	(553)
Income before equity in net earnings of affiliate companies, minority interest and joint venture	273,523	20,395	1,876	50,549	126,369	56,404
Minority interest	—	—	—	—	—	(1,306)
Equity in net earnings of affiliated companies and joint venture	1,929	674	285	788	763	403
Income before taxes	$275,452	$21,069	$2,161	$51,337	$127,132	$55,501
Income taxes	(4,451)	—	—	—	—	—
Net income	$271,001	$21,069	$2,161	$51,337	$127,132	$55,501
Less:
Incremental fair value of securities offered to induce warrants exercise	(4,195)	—	—	—	—	—
Income available to common shareholders	$266,806	$21,069	$2,161	$51,337	$127,132	$55,501
Weighted average number of shares, basic	92,820,943	54,894,402	40,189,356	874,584	909,205	996,408
Basic earnings per share	$2.87	$0.38	$0.05	$58.70	$139.83	$55.70
Weighted average number of shares, diluted	99,429,533	55,529,688	45,238,554	874,584	909,205	996,408
Diluted earnings per share	$2.68	$0.38	$0.05	$58.70	$139.83	$55.70
Balance Sheet Data (at period end)
Current assets, including cash	$848,245	$195,869	$114,539		$187,944	$179,403
Total assets	1,971,004	944,783	789,383		333,292	361,533
Current liabilities, including current portion of long-term debt	450,491	108,979	133,604		103,527	136,902
Total long-term debt, including current portion	614,049	568,062	493,400		50,506	98,188
Mandatory redeemable preferred stock, including current portion	—	—	—		—	15,189
Stockholders’ equity	769,204	274,216	207,758		174,791	96,292

	Successor	Successor	Successor	Predecessor	Year ended December 31, (Predecessor)
	Year Ended December 31, 2007	Year Ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003
	(Expressed in thousands of US Dollars – except per share data)
Other Financial Data
Net cash provided by operating activities	$128,075	$56,432	$24,371	$71,945	$137,218	$21,452
Net cash provided by (used in) investing activities	(16,451)	(111,463)	(119,447)	(4,264)	(4,967)	26,594
Net cash provided by (used in) financing activities	216,285	116,952	68,880	(50,506)	(111,943)	(29,416)
Book value per common share	7.23	4.42	4.70	5.67	192.25	96.63
Cash dividends per common share	0.24	0.25	—	—	43.99	—
Cash paid for common stock dividend declared	26,023	15,382	—	—	40,000	—
Adjusted EBITDA(1)	$349,875	$103,177	$26,537	$55,696	$135,967	$70,376

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before stock based compensation. Adjusted EBITDA does not represent and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this document because it is a basis upon which the Company assesses its liquidity position and because the Company believes that it presents useful information to investors regarding a Company’s ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

	Successor	Successor	Successor	Predecessor	Year ended December 31, (Predecessor)
	Year Ended December 31, 2007	Year Ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	2004	2003
	(Expressed in thousands of US Dollars – except per share data)
Net cash provided by operating activities	$128,075	$56,432	$24,371	$71,945	$137,218	$21,452
Net increase (decrease) in operating assets	177,755	33,065	5,864	(14,525)	(7,195)	20,406
Net decrease (increase) in operating liabilities	(176,510)	(31,086)	1,720	21,407	3,104	(18,112)
Payments for drydock and special survey costs	2,426	2,480	1,710	—	—	—
Net interest cost	38,414	35,593	9,476	(98)	1,888	5,144
Provision for losses on accounts receivable	—	(6,024)	(411)	880	573	(1,021)
Gain (loss) on sale of assets	167,511	—	—	—	61	(2,367)
Unrealized gain (loss) on FFA derivatives, foreign exchange contracts, fuel swaps and interest rate swaps	10,953	12,625	(16,478)	(23,728)	254	45,855
Earnings in affiliates, net of dividends received	1,251	92	285	(185)	64	325
Minority interest	—	—	—	—	—	(1,306)
Adjusted EBITDA	$349,875	$103,177	$26,537	$55,696	$135,967	$70,376

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

As of December 31, 2007, we had $614.0 million in aggregate principal amount of debt outstanding. We may also increase the amount of our indebtedness in the future. We also have $120.0 million of credit available to us under our existing secured credit facility.

Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt:

•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under our senior secured credit facility will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and that, as a result, we may not be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital expenditures that are necessary or important to our growth strategy and efforts to improve operating margins or our business.

Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 9.5% senior notes due 2014, or the senior notes, do not fully prohibit us or our subsidiaries from doing so. As of December 31, 2007, we had $614.0 million in aggregate principal amount of debt outstanding, of which $315.9 million was secured. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all our debt obligations, including the repayment of the notes.

The agreements and instruments governing our debt will contain restrictions and limitations that could significantly impact our ability to operate our business.

Our secured credit facilities and our indenture impose certain operating and financial restrictions on us. These restrictions may limit our ability to:

•	incur additional indebtedness;

•	create liens on our assets;

•	make investments;

•	engage in mergers and acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	engage in certain FFA trading activities;

•	change the management of our vessels or terminate the management agreements we have, relating to each vessel;

•	enter into long-term charter arrangements without the consent of the lender; and

•	sell any of our vessels.

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

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depends on multiple factors mainly of which may be beyond our control.

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

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing our outstanding notes and our secured credit facilities.

The indenture governing our senior notes and our secured credit facilities contain certain change of control provisions. If we experience specified changes of control under our senior notes, we would be required to make an offer to repurchase all of our outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our secured credit facilities. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our secured credit facilities and the senior notes, including but not limited, to repay all indebtedness outstanding under our secured credit facilities or to repurchase the senior notes.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

Our debt under our secured credit facilities bear interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.

The market values of our vessels, which are at historically high levels, may decrease, which could cause us to breach covenants in our credit facilities and result in the foreclosure on our mortgaged vessels.

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry bulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of newbuilding vessel;

•	governmental or other regulations; and

•	prevailing level of charter rates.

If the market values of our owned vessels decrease, we may breach covenants contained in the financing agreements relating to our indebtedness, including the minimum net worth, solvency and current ratio covenants in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and therefore service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.

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

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the international drybulk shipping industry may lead to decreases in charter rates, which may adversely affect our results of operations and financial condition.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. At various times from 2004 to date, charter rates for the international drybulk shipping industry reached historic highs but may not be as high in the future. For example during the period from January 4, 2005 to December 31, 2007, the Baltic Exchange’s Panamax time charter average rates experienced a low of $10,162 and a high of $94,977. Navios Holdings anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon continued demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. The capacity of the world fleet seems likely to increase, and there can be no assurance that economic growth will continue. Adverse economic, political, social or other developments could decrease demand and growth in the shipping industry and thereby reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a significant decline in charter rates, which could materially adversely affect our results of operations and financial condition. The demand for vessels, in general, has been influenced by, among other factors:

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

Currently, China, Japan, other Pacific Asian economies and India are the main driving force behind the increase in seaborne dry bulk trades and the demand for drybulk carriers. Demand from such economies has driven increased rates and vessel values. Conversely, a negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. We cannot assure that such growth will be sustained or that the Chinese economy will not experience a material decline from current levels in the future. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry wide. As a result, our operating results would be materially affected.

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

Due to drybulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and forward freight agreements, or FFAs. We are exposed to market risk in relation to our FFAs and could suffer substantial losses from these activities in the event that our expectations are incorrect. We trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts and may suffer trading losses resulting from these hedging activities.

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

We charter-out our vessels to other parties, who pay us a daily rate of hire. We also enter into Contracts of Affreightment (COAs) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, we enter into FFAs, part of which are traded over the counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a charterer defaults on a time charter, we would have to enter into charters at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates, our financial condition and results of operations could be materially adversely affected.

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding can not be presently estimated, based on management’s current expectations and assumptions we have provided for $5.4 million in our 2006 financial statements and no additional provision in our 2007 financial statements. However, we do not believe this will have a material impact on our liquidity, or on our ability to make payments for principal and interest or otherwise service our debt.

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

Although we have longstanding relationships with certain Japanese ship owners who provide us access to very competitive contracts, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

We have long-standing relationships with certain Japanese ship owners that give us access to time charters that are currently at favorable rates and which, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese ship owners will generally make contracts available on the same or substantially similar terms in the future.

Our Chairman and Chief Executive Officer holds approximately 22% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Ms. Angeliki Frangou owns approximately 22% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase $20 million of common stock (as of December 31, 2007, she has purchased approximately $10 million in value of common stock). As the Chairman, Chief Executive Officer and significant stockholder she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interest. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business or ceases to be our Chief Executive Officer then we will be in default under our secured credit facilities.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention. Navios Holdings’ owned fleet is currently enrolled with Lloyd’s Register of Shipping, Nippon Kaiji Kiokai, Korean Register of Shipping and Bureau Veritas.

A vessel must undergo an annual survey, or Annual Survey, an intermediate survey, or Intermediate Survey and a special survey, or Special Survey. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Navios Holdings’ vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.

If any vessel fails any Annual Survey, Intermediate Survey, or Special Survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on Navios Holdings’ revenues due to the loss of revenues from such vessel until it was able to trade again.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 4.3 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment, to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, it could materially adversely affect our earnings.

We are subject to various laws, regulations and conventions, including environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state, and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws, and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws, and regulations, or the impact thereof on the resale price or useful life of our vessels. Additional conventions, laws, and regulations may be adopted which could limit our ability to do business or increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, various jurisdictions are considering legislation imposing more stringent requirements on air emissions, including emissions of greenhouse gases, and ballast water discharges from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses, and certificates with respect to our operations.

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

For drybulk vessels, such as those operated under our fleet, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or Bunker Convention. In 2001, the International Maritime Organization, or IMO, adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage in contracting states caused by discharges of bunker oil from drybulk vessels. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended, or the 1976 Convention). The Bunker Convention will become effective November 21, 2008. In the meantime, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the International Convention for the Prevention of Pollution from Ships, or the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate (ISSC) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have significant financial impact on us.

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

We engage in worldwide commerce with a variety of entities. Although, our operations may expose us to certain levels of foreign currency risk, our transactions are at present predominantly U.S. dollar denominated. Additionally, our wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. In 2007 approximately 4.0% of our expenses were incurred in currencies other than US dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, decreasing our income. For example, for the year ended December 31, 2007, the value of the US dollar declined by approximately 9.6% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of un-hedged losses incurred as a result of exchange rate fluctuations.

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

Under the U.S. Internal Revenue Code of 1986, or the Code, 50% of gross income attributable to shipping transportation that begins or ends, but that does not both begin and end, in the United States is characterized as U.S. source shipping income. Such income generally will be subject to a 4% U.S. federal income tax without allowance for deduction, unless we qualify for an exemption from such tax under section 883 of the Code. Based on our current plans, we expect that our income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under section 883 of the Code, and that we will have no other income that will be taxed in the United States. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If Navios Holdings’ vessel-owning subsidiaries were not entitled to the benefit of section 883 of the Code, they would be subject to United States taxation on a portion of their income. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected.

We may be taxed as a United States corporation.

The purchase by International Shipping Enterprises Inc., our predecessor (‘‘ISE’’), of all of the outstanding shares of common stock of Navios Holdings, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005. Navios Holdings is incorporated under the laws of the Marshall Islands. ISE received an opinion from its counsel for the merger transaction that, while there is no direct authority that governs the tax treatment of the transaction, it was more likely than not that Navios Holdings would be taxed by the United States as a foreign corporation. Accordingly, we take the position that we will be taxed as a foreign corporation by the United States. If Navios Holdings was taxed as a U.S. corporation, its taxes would be significantly higher.

Item 4.    Information on the Company

A.    History and Development of the Company

The Company’s office and principal place of business is located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone numbers (011) +30-210-4595000. The Company is incorporated under the laws of the Republic of Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as the Company’s agent for service of process and the Corporation’s registered address and telephone number, as well as address and telephone number of its agent for service of process, is Trust Company Complex, Ajeltake Island P.O. Box 1405, Majuro, Marshall Islands MH96960.

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

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios Holdings’’ or the ‘‘Company’’) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios Holdings became those of a publicly traded company. The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels; (ii) contracts of affreightment (‘‘COAs’’); (iii) forward freight agreements (‘‘FFAs’’); and (iv) ownership and operation of port and transfer station terminals. The Company publicly files its reports with the Securities and Exchange Commission under the rules of Foreign Private Issuers.

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and was the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

The purchase of Kleimar was financed by existing cash and the use of $120.0 million revolving credit facility with HSH Nordbank AG and Commerzbank AG.

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

On August 7, 2007, Navios Holdings formed Navios Maritime Partners L.P. (‘‘Navios Partners’’) under the laws of Marshall Islands. Navios GP L.L.C. (the ‘‘General Partner’’), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.

In connection with the initial public offering (‘‘IPO’’) of Navios Partners on November 16, 2007 Navios Holdings sold the interests of its five wholly-owned subsidiaries, each of which owned a

Panamax drybulk carrier, as well as interests of its three wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus (b) $160 million of the $165 million borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owns a 43.2% interest in Navios Partners, including the 2% general partner interest.

On or prior to the closing of the IPO, Navios Holdings entered into the following agreements with Navios Partners: (a) a share purchase agreement pursuant to which Navios Holdings sold the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc (the ‘‘Manager’’), a wholly-owned subsidiary of Navios Holdings, provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece.

Effective January 1, 2008 pursuant to a share purchase agreement, Navios Holdings contributed $112.2 million in cash and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima in exchange for a 63.8% interest in Navios South American Logistics Inc. (‘‘Navios Logistics’’). Navios Logistics acquired all ownership interests in the Horamar Group (‘‘Horamar’’) in exchange for $112.2 million in cash, of which $5 million are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the ‘‘EBITDA Adjustment’’) and the issuance of shares of Navios Logistics representing 36.2% of Navios Logistics outstanding stock, of which $15 million value in shares are kept in escrow pending the EBITDA Adjustment.

Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. Horamar owns an upriver port in Paraguay and controls a fleet of over 100 barges and other vessels. As part of its efforts to expand its cabotage business Horamar recently added to its fleet one Handysize oil tanker and expects to take delivery of another two in 2008.

The cash contribution for the acquisition of Horamar was financed entirely by existing cash.

To the knowledge of management of the Company, there have been no indications of any public takeover offers by third parties in respect of its shares or by the Company in respect of other companies’ shares during the fiscal years 2006 and 2007.

For information concerning the Company’s capital expenditures and methods of financing, see ‘‘Operating and Financial Review and Prospects’’.

B.    Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings having an in-house technical ship management expertise has worked with raw materials producers, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding Horamar), the average age of which is approximately 4.3 years, consists of a total of 62 vessels, aggregating approximately 6.0 million deadweight tons or dwt. Navios Holdings owns ten modern Ultra Handymax (50,000-55,000 dwt), five Panamax (70,000-83,000 dwt), one Capesize (over 100,000 dwt) and one Handysize (10,000-30,000 dwt) Product tanker vessels. It also time charters in and operates a fleet of five Ultra-Handymax, five Handysize, 11 Panamax, seven Kamsarmax and nine Capesize vessels under long-term time charters, 17 of which are currently in operation, with the remaining 20 scheduled for delivery on various dates up to January 2013. Navios Holdings has options, many of which are ‘‘in the money’’, to acquire 21 of the 37 time chartered-in vessels (on 11 of them Navios Holdings holds an initial 50% purchase option). Navios Holdings also has committed to acquire eight newbuild Capesize vessels which are scheduled for delivery in late 2009 and early 2010. The owned vessels have a substantial net asset value, and the vessels controlled under charters are at rates below the current market. Operationally, Navios Holdings has, at various times over the last three years, deployed over 50 vessels at any one time, including its core fleet.

Navios Holdings also owns and operates the largest bulk transfer and storage port facility in Uruguay. While a relatively small portion of Navios Holdings’ overall enterprise, management believes that this terminal is a stable business with strong growth and integration prospects.

Navios Holdings’ strategy and business model involves the following:

•	Operation of a high quality, modern fleet. Navios Holdings owns and charters in a modern, high quality fleet, having an average age of approximately 4.3 years, that provides numerous operational advantages, including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure;

•	Pursue an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 6.0 million dwt in dry bulk tonnage, making Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its longstanding relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 21 of the 37 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels;

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as, obtain access to cargo freight opportunities through Contracts of Affreightment (‘‘COA’’) arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain favorable vessel acquisition terms, as reflected in the purchase options contained in many of its long-term charters, which are superior to the prevailing purchase prices in the open vessel sale and purchase market;

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, generate profit from, such volatility;

•	Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.9% as of December 31, 2007, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs; and

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels, will be used to perform the voyages.

In addition, Navios Holdings attempts, through selecting COAs on what would normally be backhaul or ballast legs, to enhance vessel utilization and, hence, profitability. The cargoes are in such cases used to position vessels at or near major loading areas (such as the U.S. Gulf) where spot cargoes can readily be obtained. This reduces ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios Holdings is one of relatively few major owners and operators of this type in the dry bulk market, and it is one of the most experienced. In recent years, it has further raised the commercial sophistication of its business model by using market intelligence derived from its risk management operations and, specifically, its freight derivatives hedging desk, to make more informed decisions in the management of its fleet.

Competitive Advantages

Controlling approximately 6.0 million dwt (excluding Horamar) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium, or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios Holdings’ fleet were brought to the attention of Navios Holdings prior to their ever being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it, on very short notice, to take in large amounts of tonnage on a short, medium, or long-term basis. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go ‘‘long’’ or ‘‘short’’ relative to the dry bulk markets.

Navios Holdings’ long involvement and reputation for reliability in the Asian region have also allowed the company to develop its privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios Holdings has obtained relatively low-cost, long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants who lack Navios’ brand recognition, credibility, and track record.

In addition to its superior and long-standing reputation and flexible business model, management believes that Navios Holdings is well positioned in the dry bulk market on the basis of the following factors:

•	A high quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered in (some through 2021, assuming minimum available charter extension periods are exercised) on attractive terms that allow Navios Holdings to charter-out the vessels at a considerable spread during strong markets and to weather down cycles in the market while maintaining low operating expenses;

•	Strong cash flows from creditworthy counterparties;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with an entrée to future attractive long-term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance and repairs and drydocking, providing efficiency and transparency in Navios Holdings’ owned fleet operations; and

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in Uruguay.

Management intends to maintain and build on this qualitative advantage, while at the same time continuing to benefit from Navios Holdings’ favorable reputation and capacity position.

Shipping Operations

Navios Holdings’ Fleet.    Navios Holdings controls a core fleet of vessels that represent an accumulation of embedded value in today’s and historically strong dry bulk market relative to the long-term historical average. This fleet is comprised of 25 owned vessels and 37 vessels chartered-in at rates well below the market (21 of which have purchase options many of which are ‘‘in the money’’). The average age of the operating fleet is 4.3 years.

Owned Fleet.    Navios Holdings owns a fleet comprising ten modern Ultra Handymax vessels, five Panamax vessels, one Capesize vessels and one Product Handysize vessel, whose technical specifications and youth distinguish them in the market, where, approximately 29% of the dry bulk world fleet is composed of 20+ year-old ships. With an average age of approximately 6.0 years, the owned vessels have a substantial net asset value. Navios Holdings has committed to acquire eight newbuild Capesize vessels seven of them to be built in South Korea and one in Japan for an aggregate purchase price of approximately $828.0 million.

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Orbiter(1)	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Obeliks(2)	Capesize	2000	170,454
Vanessa	Product Handysize	2002	19,078

Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios TBN	Capesize	08/2009	172,000
Navios TBN(3)	Capesize	10/2009	180,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	01/2010	172,000
Navios TBN	Capesize	02/2010	172,000

(1)	On February 7, 2008, Navios Holdings took delivery of the vessel by exercising its purchase option.
(2)	95% owned. Contracted to be sold for $24.2 million in 2009.
(3)	Navios Partners has the option to acquire this vessel for $135 million.

Six of the owned Ultra Handymax vessels are substantially identical sister vessels (they were all built at the Sanoyas Shipyard in Japan) and, as a result, Navios Holdings has built-in economies of scale with respect to technical ship management. Further, they have been built to technical specifications that exceed those of comparable tonnage in the marketplace today.

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

Long Term Fleet.    In addition to the currently 17 operating owned vessels and 8 owned vessels to be delivered, Navios Holdings controls a fleet of nine Capesize, 11 Panamax, five Ultra Handymax, seven Kamsarmax and five Handysize vessels under long-term time charters, having an average age of approximately 2.5 years. Of the 37 chartered-in vessels, 17 are currently in operation and 20 are scheduled for delivery at various times up to January 2013, as set forth in the following table:

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight	Purchase Option(1)
			(in metric tons)
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Cielo	Panamax	2003	75,834	No
Navios Aurora	Panamax	2005	75,397	Yes	(3)
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No

Long-term Chartered-in Fleet to be Delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight	Purchase Option
			(in metric tons)
Navios Armonia	Ultra Handymax	05/2008	55,100	No
Phoenix Grace	Capesize	11/2008	170,500	No
Phoenix Beauty	Capesize	12/2009	170,500	No
Navios TBN	Handysize	03/2010	35,000	Yes	(2)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	08/2010	35,000	Yes	(2)
Navios TBN	Kamsarmax	08/2010	81,000	Yes	(2)
Navios TBN	Kamsarmax	09/2010	81,000	Yes	(2)
Navios TBN	Kamsarmax	11/2010	81,000	Yes	(2)
Navios TBN	Handysize	01/2011	35,000	Yes	(2)
Navios TBN	Kamsarmax	01/2011	81,000	Yes	(2)
Navios TBN	Kamsarmax	02/2011	81,000	Yes	(2)
Navios TBN	Kamsarmax	03/2011	81,000	Yes	(2)
Navios TBN	Handysize	05/2011	35,000	Yes	(2)
Navios TBN	Handysize	06/2011	35,000	Yes	(2)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	60,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Kamsarmax	01/2013	82,100	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.
(3)	On February 25, 2008, Navios Holdings exercised the purchase option to acquire the vessel and delivery of the vessel is expected in April 2008.

Many of Navios Holdings’ current long-term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

The long-term chartered vessels are chartered-in at rates below the current market, allowing Navios Holdings to charter-out those vessels at a significant spread over the daily hire it pays for the vessels to their owners. Navios Holdings can take advantage of options it has to extend the period of its long-term charters, maintaining low charter-in rates and, thus, lower overall operational expenses. Navios Holdings also has the ability to exercise its purchase options, many of which are ‘‘in the money’’, with respect to 21 of the 37 chartered-in vessels.

Short-Term Fleet:    Navios Holdings’ ‘‘short term fleet’’ is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for duration of less than 12 months. The number of short-term charters varies from time to time.

Exercise of Vessel Purchase Options

Since August 25, 2005, Navios Holdings had executed all exercisable purchase options comprising four Ultra Handymax, five Panamax and one Capesize vessel. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star and Navios Hyperion were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006 and February 26, 2007, respectively. Navios Orbiter was delivered on February 7, 2008. The remaining Capesize vessel, Fantastiks is expected to be delivered in April 2008. Navios Galaxy I was sold to Navios Partners, on November 15, 2007. In addition, starting from November 15, 2007 Navios Partners holds the rights to acquire vessel Fantastiks. The acquisition cost of these vessels was approximately $174.9 million. Navios Holdings believes that the current market value of these vessels is approximately $708.5 million. Accordingly, Navios Holdings has options to acquire five of the remaining 17 chartered-in vessels currently in operation and 16 of the 20 long-term chartered-in vessels on order (on 11 of the 16 purchase options Navios Holdings holds a 50% initial purchase option). On February 25, 2008, Navios Holdings exercised the purchase option to acquire Navios Aurora. The delivery of the vessel is expected in April 2008. The Company estimates that it will finance the above vessel acquisitions, both through existing cash as well as the incurrence of new debt.

Management and Operation of the Fleet:    Navios Holdings’ commercial ship management is conducted out of its South Norwalk, Connecticut and Belgian office. All vessel operations and the technical management of the owned vessels are conducted out of its Piraeus, Greece office, except for two of Kleimar’s initial owned vessels whose management is performed by a non-related third party. The financial risk management related to the operation of its fleet is conducted through both its South Norwalk and Piraeus offices, as explained more fully below.

Commercial Ship Management:    Commercial management of Navios Holdings’ fleet involves identifying and negotiating charter party employment for the vessels. Navios Holdings uses the services of a related party, Acropolis Chartering & Shipping Inc., based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’ vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management:    Navios Holdings provides, through its subsidiary, Navios Shipmanagement Inc, technical ship management and maintenance services to its owned vessels and to Navios Partners’ vessels following the management agreement signed at IPO closing of Navios

Partners. Based in Piraeus, Greece, the operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance and repairs and drydocking.

Operation:    The operations department, which is located in Greece and Belgium, supervises the post-fixture business of the vessels in Navios Holdings’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled. The operations department also sends superintendents to the vessels to supervise the loading and discharging of cargoes when necessary to minimize time spent in port. The operations department also generally deals with all matters arising in relation to the daily operations of Navios Holdings’ fleet that are not covered by Navios Holdings’ other departments.

Financial Risk Management:    Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the executive management.

•	Freight Rate Risk. Navios Holdings uses FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings enters into these FFAs through over-the-counter transactions and over NOS ASA, a Norwegian clearing house and LCH, the London clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the company’s commercial ship management strategy and policies. See ‘‘Risk Factors — Risks Associated with the Shipping Industry and our Operations — Trading and complementary hedging activities in freight, tonnages and Forward Freight Agreements (FFAs) subject us to trading risks and we may suffer trading losses which would adversely affect our financial condition and results of operations’’ for additional detail on the financial implications, and risks of our use of FFAs.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers, counter-parties and FFAs. Navios Holdings has established policies designed to ensure that contracts are entered into with counter-parties that have appropriate credit histories. Counter-parties and cash transactions are limited to high credit quality collateralized corporations and financial institutions. Most importantly, Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure.

•	Interest Rate Risk. Navios Holdings uses interest rate swap agreements to reduce exposure to fluctuations in interest rates. Specifically, the company enters into interest rate swap contracts that entitle it to receive interest at floating rates on principal amounts and oblige it to pay interest at fixed rates on the same amounts. Thus, these instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. See Note 13 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2007, included elsewhere in this document. See also item 11 ‘‘Quantitative and Qualitative Disclosure about Market Risks — Interest Rate Risk.’’

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are dollar-based, 0.8% of its expenses related to its port operations are in Uruguayan pesos and 3.6% of its expenses related to operation of its Piraeus and Belgian office are in Euros. Navios Holdings monitors its Euro and Pesos exposure against long term currency forecasts and enters into foreign currency contracts when considered appropriate.

Port and Terminal Operations

Overview:    Navios Holdings owns and operates the largest bulk transfer and storage port terminal in Uruguay, one of the most efficient and prominent operations of its kind in South America. Situated in an international tax free trade zone in the port of Nueva Palmira at the confluence of the Parana and Uruguay rivers, the terminal operates 24 hours per day, seven days per week, and is ideally located to provide customers, consisting primarily of leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region of Argentina, Bolivia, Brazil, Paraguay, and Uruguay.

Navios Holdings has had a lease with the Republic of Uruguay dating back to the 1950’s for the land on which it operates. The lease has been extended and now expires in 2025, and may be extended for an additional 20 years at Navios Holdings’ option. Navios Holdings believes the terms of the lease reflect Navios Holdings’ very high-level relationships within the Republic of Uruguay. Additionally, since the Navios Holdings terminal is located in the Nueva Palmira Tax Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes. Certificates of deposit are also obtainable for commodities entering into the station facility.

There is also considerable scope for further expansion of this bulk terminal operation in Uruguay. After completion in September 2005 of Navios Holdings’ latest expansion of its storage capacity through the construction of its largest grain silo, Navios Holdings’ has recently been awarded an additional six acres of land. With this, Navios Holdings’ terminal port has approximately 32 acres of available river front land for future development. The Company is in the process of evaluating several alternatives for developing all available space. The increased flow of commodity products through the Nueva Palmira port has allowed Navios Holdings to steadily increase throughput. Navios Holdings is considering further expansion, as existing and new customers are increasingly demanding long-term terminal transfer and storage services. On this basis the acquisition of Horamar and the formation of Navios Logistics forms part of the intention of Navios Holdings to build a South American logistics business by acquiring and building assets complementary to its port terminal and storage facilities thus expanding the capabilities of its existing port terminal and storage facilities. Navios Holdings’ initial focus will be on the area extending from Brazil to Uruguay on the Paraguay and Parana rivers, considering the region’s growing agricultural and mineral exports, the cost effectiveness of river transport as compared to available alternatives and its existing transportation infrastructure. Refer also to Item 4. ‘‘Information on the Company’’.

Although it is one of the smaller countries in South America, Uruguay is regarded as one of the most stable countries in the continent. The population is almost 100% literate, with a large middle class and a well-established democracy. The banking system is modern and efficient by international standards.

Port Infrastructure:    The port terminal stands out in the region because of its sophisticated design, efficiency, and multimodal operations. The Navios Holdings port terminal has specially designed storage facilities and conveying systems that provide tremendous flexibility in cargo movements that help to avoid delays to trucks, vessels and barge convoys. The port terminal offers 274,400 tons (soybean basis) of clean and secure grain silo capacity. With seven silos (some with internal separations) available for storage, customers are assured their commodities will be naturally separated. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.

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

The Navios Holdings port terminal is also unique in its pricing policy by using a fixed fee structure to charge its clients. Other regional competitors charge clients a complicated fee structure, with many variable add-on charges. Navios Holdings’ pricing policy provides clients with a transparent, comprehensive, and hassle-free quote that has been extremely well received by port patrons. The Uruguay port terminal operations present the additional advantage of generating revenue in US dollars, whereas the majority of its costs are in local currency.

Future Growth:    The development of South American grain markets dates back to President Carter’s embargo of grain against the Soviet Union in 1979. As a result of that decision, the USSR took steps to secure grain supplies from sources outside North America. By 1981, Argentina had become a significant grain exporter to the USSR, and Brazil quickly followed. The intervening decade saw the development of grain exports markets from these two countries as successive local governments recognized the significant benefits of US dollar income. In the 1990s, Paraguay began to export small quantities of grain and, more recently, Bolivia has expanded its grain exports; the significance of grain exports from these two countries is that both are land-locked. The table below highlights the gradual development of export volumes through the Navios Holdings facility in Nueva Palmira, and Navios Holdings believes this growth will continue as both countries continue to drive for larger hard currency income.

Navios Holdings Uruguay Annual Throughput Volumes (MM metric tones)

Navios Holdings is currently in negotiations with significant existing and new customers, who have expressed high levels of interest in entering in long-term business relationships with the company based on the growing Uruguay grain market.

Navios Holdings Uruguay Export Market:    Over the past few years, Uruguay has begun to develop its grain exports that, historically, were very small because land was allocated to cattle and sheep farming. The rapid rise in Uruguayan exports is apparent from the chart below. Most importantly for the Navios Holdings port terminal, the natural growth area for grain in Uruguay is in the western region of the country on land that is located in close proximity to Nueva Palmira.

Uruguay Soy Exports

Source: MGAYP – Uruguayan|Agricultural Ministry

In 2004, Navios Holdings completed construction of four new cylindrical silos designed specifically to receive Uruguayan commodities. Before these silos had been completed, local exporters had booked their total capacity for a period of three years. This was the first time in the terminal’s history that additional silo capacity was booked before completion of construction. As a result of yet further significant new customer demand from companies such as Cargill and Louis Dreyfus, as well as from a number of smaller local grain merchandisers, Navios Holdings constructed a new 75,000 ton silo that is the largest in Uruguay and was completed in September 2005. This additional silo added approximately 35% to the terminal’s existing storage capacity and is serving the increased exports of Uruguayan soybeans. The total investment for this project included the new silo, as well as two new truck un-loaders, and new truck weigh scales. Of traditional horizontal, concrete construction, the silo design incorporated wall separations, mechanical air ventilation systems as well as a sensitive temperature monitoring equipment.

Customers

Fleet

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. The charterers for Navios Holdings’ core fleet come from leading enterprises that mainly carry iron ore, coal, and grain cargoes. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as BHP Billiton Marketing, Arcelor Mittal, Oldendorff Carriers GmbH & Co, Panoceanic Maritime Inc., Cargill International SA,

COSCO Bulk Carriers Ltd., Mitsui O.S.K. Lines Ltd., Korea Line Corporation, Daichi Chuokisen, Sanko Steamship Company Ltd and Taiwan Maritime Transportation Corp. During the year ended December 31, 2007, no customer accounted for more than 10.0% of the Company’s revenue. During the year ended December 31, 2006, two customers from the vessel operations segment, Gargill International S.A. and Mitsui O.S.K. Lines Ltd., accounted 12.3% and 10.0%, respectively, of the Company’s revenue. During the year ended December 31, 2005, for both the successor and predecessor periods, none of such customers accounted for more than 10% of revenues, except for Dampskipsskelskapet Norden and Mitsui O.S.K. Lines Ltd. that accounted for 14.8% and 11.9% of revenues, respectively.

Port Terminal

Navios Holdings’ port terminal at Nueva Palmira, Uruguay conducts business with customers engaged in the international sales of agricultural commodities, which book portions of the port terminal’s silo capacity and transship cargoes through the terminal. In 2007, the three largest customers of the port terminal were Agrograin, a subsidiary of the Archer Daniels Midland group (ADM), Uruagri, a subsidiary of Louis Dreyfus, and Crop, a subsidiary of Cargill which accounted for 41.5%, 12.4% and 9.6% of the port terminal’s revenue. In 2006, the two largest customers of the port terminal were Agrograin SA, a subsidiary of the Archer Daniels Midland group, which accounted for 41.8% of the port terminal’s revenue, and Uruagri, a subsidiary of Louis Dreyfus, which accounted for 9.7% of the port terminal’s revenue. In 2005, the two largest customers of the port terminal were Agrograin SA, a subsidiary of the Archer Daniels Midland group, which accounted for 40.4% of the port terminal’s revenue, and Multigranos SA which accounted for 14.7% of the port terminal’s revenue.

Competition

The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,400 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 6,753 vessels, aggregating approximately 397 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only four companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the two largest Japanese shipping companies, Mitsui O.S.K. Lines and Nippon Yusen Kaisha. There are about 40 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include CCM (Ceres Hellenic/Coeclerici), Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

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

We believe that the heightened level of environmental and quality concerns among insurance underwriters, regulators, and charterers is leading to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.

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

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, we voluntarily implement and maintain certifications pursuant to the International Organization for Standardization, or ISO for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

International Environmental Regulations:    The International Maritime Organization, or IMO, has negotiated international conventions that impose liability for oil pollution in international waters and a signatory’s territorial waters. For example, the International Convention for the Prevention of Pollution from Ships, or MARPOL, imposes environmental standards on the shipping industry relating to oil spills, management of garbage, the handling and disposal of noxious liquids, harmful substances in packaged forms, sewage and air emissions. Annex III of MARPOL regulates the transportation of marine pollutants, including standards on packing, marking, labeling, documentation, stowage, quality limitations and pollution prevention. These requirements have been expanded by the International Maritime Dangerous Goods Code, which imposes additional standards for all aspects of the transportation of dangerous goods and marine pollutants by sea.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of ‘‘Bunker Oil.’’ The Bunker Convention defines ‘‘Bunker Oil’’ as ‘‘any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.’’ The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). As of November 2007, the Bunker Convention has been ratified by a sufficient number of nations for entry into force, and the Bunker Convention will become effective on November 21, 2008. Until the Bunker Convention comes into force, liability for spills or releases of oil from ship’s bunkers typically is determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international CAPITAL SYSTEMS, Two Grand Central Tower, regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996, which substantially increases the liability limits set forth in the 1976 London Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

In 2005, the European Union adopted a directive on ship-source pollution, imposing criminal sanctions for intentional, reckless or seriously negligent pollution discharges by ships. The directive could result in criminal liability being incurred in circumstances where it would not be incurred under international law as set out in the MARPOL Convention. Criminal liability for an oil pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

The United States in February 2007 formally proposed a series of amendments to Annex VI. The emission program described in this proposal would dramatically reduce air pollution from ships by establishing a new tier of performance-based standards for marine diesel engines on all vessels and by establishing stringent emission requirements for ships that operate in coastal areas where air-quality problems are acute. On June 28, 2007, the World Shipping Council announced its support for these amendments. If these amendments are implemented, we may incur costs to comply.

The IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention, in February 2004. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To-date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect until December 31, 2011, even if it were to be adopted earlier.

United States Environmental Regulations:    In the United States, the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are ‘‘responsible parties’’ and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA 90 which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $0.8 million, whichever is greater.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

We currently maintain, for each of our owned vessels, insurance coverage against pollution liability risks in the amount of $1.0 billion per incident. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the $1.0 billion limitation of coverage per incident, our cash flow, profitability and financial position could be adversely impacted.

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. On February 6, 2008 the U.S. Coast Guard proposed amendments to the financial responsibility regulations to increase the required amount of such COFRs to $1,250 per gross ton to reflect the 2006 increases in limits on OPA 90 liability. The increased amounts will become effective 90 days after the proposed regulations are finalized. We believe our insurance coverage as described above meets the requirements of OPA.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited liability for oil spills. In some cases, states which have enacted such legislation have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the U.S. Environmental Protection Agency, or the EPA, in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing EPA to develop a system for regulating all discharges from vessels by that date.

Although EPA appealed this decision on November 16, 2006 and the court heard oral arguments in August 2007, EPA also provided notice on June 21, 2007 of its intention to promulgate rules regarding the regulation of ballast water discharges and other discharges incidental to the normal operation of vessels and solicited public comments. If the exemption is repealed or EPA promulgates a final rule placing NPDES permitting requirements on ballast water discharges and other discharges incidental to the normal operation of vessels, we could be required to: install equipment on our vessels to treat ballast water before it is discharged; implement other port facility disposal arrangements or procedures at potentially substantial cost; and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems would increase the costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In the absence of federal standards, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements.

The Federal Clean Air Act (CAA), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called ‘‘Category 3’’ marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, EPA announced its intention to proceed with development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides and other related provisions for new Category 3 marine diesel engines, consistent with the United States’ proposal to amend Annex VI of MARPOL described below. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards.

Greenhouse Gas Emissions:    In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

Risk of Loss and Liability Insurance

General:    The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

Hull and Machinery and War Risk Insurances:    We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a $100,000 deductible per vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

Protection and Indemnity Insurance:    Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers our third-party liabilities in connection with its shipping activities. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, to wing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or ‘‘clubs.’’ Subject to the ‘‘capping’’ discussed below, for pollution, our coverage is unlimited. Our current protection and indemnity insurance coverage for each owned vessel for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.

Uninsured Risks:    Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are ‘‘loss of hire’’ and ‘‘strikes.’’ Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that is not receivable by the ship-owner for reasons set forth in the policy. For example, loss of hire risk may be covered on a 14/90/90 basis, with a 14 days deductible, 90 days cover per incident and a 90-day overall limit per vessel per year. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Thus, stated simply, one may charter-in part of a fleet as opposed to owning the entire fleet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by Navios Holdings are fully employed.

Navios Holdings seeks to manage risk through a number of strategies, including vessel control strategies (chartering and ownership), freight carriage and FFA trading. Navios Holdings’ vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. Navios Holdings also enters into COAs, which gives Navios Holdings, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. Navios Holdings’ FFA trading strategies include taking economic hedges to manage and mitigate risk on vessels that are on-hire or coming off-hire to protect against the risk of movement in freight market rates.

Legal Proceedings

Navios Holdings is not involved in any legal proceedings that it believes will have a significant effect on its business, financial position, and results of operations or liquidity.

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding can not be presently estimated, based on management’s current expectations and assumptions we have provided for $5.4 million in our 2006 financial statements and no additional provision in our 2007 financial statements. However, we do not believe this will have a material impact on our liquidity, or on our ability to make payments for principal and interest or otherwise service our debt.

From time to time, Navios Holdings may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charterparty disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Crewing and Shore Employees

Navios Holdings crews its vessels primarily with Greek officers, Ukrainian and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel owning subsidiaries. Navios Holdings’ Filipino seamen are referred to Navios Holdings’ fleet manager by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios Holdings’ Ukrainian officers and seamen are referred to Navios Holdings’ fleet manager by Elvictor Management LTD, an independent crewing agent. Navios Holdings’ Georgian officers and seaman are referred to Navios Holdings’ fleet manager by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

With respect to shore side employees, Navios Holdings employs 15 employees in its South Norwalk, Connecticut office, 73 employees in its Piraeus, Greece office, 13 employees in its Antwerp, Belgium office and four employees in its Montevideo office, with an additional 85 employees working at the port facility in Nueva Palmira discussed below.

Facilities

Navios Holdings currently leases the following properties:

•	Navios Corporation has leased approximately 12,458 square feet of space at 20 Marshall Street, South Norwalk, CT, 06820 under a lease that expires on May 15, 2011. Navios Holdings has sublet approximately 2,000 square feet of space to Hera East Holding, LLC, under a sub-lease that expires on May 15, 2011.

•	Navios ShipManagement Inc. and Navios Corporation have leased approximately 2,034.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, under a lease that expires in 2017

•	Corporación Navios Sociedad Anonima leases the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. This lease is between Uruguayan National Authority of Free Zones and Corporación Navios Sociedad Anonima, which expires on November 29, 2025, with an option to extend for another 20 years.

•	Kleimar N.V. has leased approximately 239 square meters of space at 5 Suikerui 2000 Antwerp, Belgium, under a lease that expires in June 2009.

•	Navios Shipmanagement Inc. has leased approximately 1,367.5 square meters of space at 85 Akti Miaouli, Piraeus, Greece, under a lease agreement that expires in 2019.

Corporación Navios Sociedad Anonima owns the premises from which it operates in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

C.    Organizational structure

Navios Holdings maintains offices in Piraeus, Greece, Norwalk, Connecticut, Antwerp, Belgium and Montevideo, Uruguay. Navios Holdings’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries (out of South Norwalk, Antwerp and Piraeus, respectively), while the operation and technical management of Navios Holdings’ owned vessels are conducted through Navios Maritime Holdings Inc. and its wholly-owned subsidiaries (out of Piraeus), except for vessels owned by Kleimar whose management is outsourced. Navios Holdings owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, Corporación Navios Sociedad Anonima, or CNSA. All of Navios Holdings’ subsidiaries are wholly-owned, except for Acropolis Chartering & Shipping Inc., a charter broker that acts on behalf of both Navios Holdings and third parties and of which Navios Holdings owns 50% of the outstanding equity. The remaining 50% equity of Acropolis is owned by Mr. Stavros Liaros, Acropolis’s Chief Executive Officer and a resident of Piraeus, Greece. The disclosures below include our interests in the publicly traded limited partnership, Navios Maritime Partners L.P. The chart below sets forth Navios Holdings’ current corporate structure following the acquisition and reincorporation (all corporations are domiciled in the Republic of the Marshall Islands, except for Acropolis, Shikhar Ventures S.A. and Sizzling Ventures Inc., which are Liberian corporations, CNSA, which is a Uruguayan company, Hestia Shipping Ltd and Nav Holdings Limited, which are Maltese corporations, Kleimar NV which is a Belgian corporation, Bulkinvest S.A. which is a Luxembourgian corporation and White Narcissus Marine S.A. which is a Panamanian corporation):

Subsidiaries included in the consolidation:

				Statement of operations
Company Name	Nature/Vessel Name	Ownership Interest	Country of Incorporation	2007 Successor	2006 Successor	2005 Successor	2005 Predecessor
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Corporacion Navios SA	Operating Company	100%	Uruguay	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	10/20 – 12/31	—
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
NAV Holdings Limited	Sub-Holding Company	100%	Malta	2/2 – 12/31	—	—	—
Kleimar N.V.	Operating company	100%	Belgium	2/2 – 12/31	—	—	—
Bulkinvest S.A.	Operating company	100%	Luxembourg	2/2 – 12/31	—	—	—
Achilles Shipping Corporation	Navios Achilles	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Apollon Shipping Corporation	Navios Apollon	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Herakles Shipping Corporation	Navios Herakles	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Hios Shipping Corporation	Navios Hios	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Ionian Shipping Corporation	Navios Ionian	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Kypros Shipping Corporation	Navios Kypros	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/30 – 12/31	—
Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/30 – 12/31	—
Libra Shipping Enterprises Corporation	Navios Libra II	100%	Marshall Is.	1/1 – 11/15	1/1 – 12/31	12/22 – 12/31	—
Alegria Shipping Corporation	Navios Alegria	100%	Marshall Is.	1/1 – 11/15	1/1 – 12/31	12/22 – 12/31	—
Felicity Shipping Corporation	Navios Felicity	100%	Marshall Is.	1/1 – 11/15	1/1 – 12/31	12/27 – 12/31	—
Gemini Shipping Corporation	Navios Gemini S	100%	Marshall Is.	1/1 – 11/15	1/5 – 12/31	—	—
Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1 – 12/31	2/10 – 12/31	—	—
Galaxy Shipping Corporation	Navios Galaxy I	100%	Marshall Is.	1/1 – 11/15	3/23 – 12/31	—	—
Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1 – 12/31	4/10 – 12/31	—	—
Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1 – 12/31	3/24 – 12/31	—	—
Aegean Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25

				Statement of operations
Company Name	Nature/Vessel Name	Ownership Interest	Country of Incorporation	2007 Successor	2006 Successor	2005 Successor	2005 Predecessor
Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1 – 12/31	12/4 – 12/31	—	—
Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	2/26 – 12/31	—	—	—
Nostos Shipmanagement Corp. (i)	Vessel Owning Company	100%	Marshall Is.	7/4 – 12/31	—	—	—
Portorosa Marine Corporation (i)	Vessel Owning Company	100%	Marshall Is.	7/4 – 12/31	—	—	—
Shikhar Ventures S.A (i)	Vessel Owning Company	100%	Liberia	12/12 – 12/31	—	—	—
Sizzling Ventures Inc. (i)	Vessel Owning Company	100%	Liberia	12/12 – 12/31	—	—	—
Rheia Associates Co. (i)	Vessel Owning Company	100%	Marshall Is.	12/12 – 12/31	—	—	—
Taharqa Spirit Corp.(i)	Vessel Owning Company	100%	Marshall Is.	12/12 – 12/31	—	—	—
Rumer Holding Ltd.(i)	Vessel Owning Company	100%	Marshall Is.	12/10 – 12/31	—	—	—
Chilali Corp.(i)	Vessel Owning Company	100%	Marshall Is.	12/10 – 12/31	—	—	—
Pharos Navigation S.A.(i)	Vessel Owning Company	100%	Marshall Is.	12/11 – 12/31	—	—	—
Orbiter Shipping Corp.(ii)	Navios Orbiter	100%	Marshall Is.	9/13 – 12/31	—	—	—
White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	4/19 – 12/31	—	—	—
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	8/7 – 12/31	—	—	—
Navios South American Logistics Inc.	Sub-Holding Company	100%	Marshall Is.	12/17 – 12/31	—	—	—
Navios Maritime Partners L.P.	Sub-Holding Company	100%	Marshall Is.	8/7 – 11/15	—	—	—
Prosperity Shipping Corporation	Navios Prosperity	100%	Marshall Is.	10/8 – 11/15	—	—	—
Aldebaran Shipping Corporation	Navios Aldebaran	100%	Marshal Is.	10/8 – 11/15	—	—	—
Fantastiks Shipping Corporation	Fantastiks	100%	Marshall Is.	10/23 – 11/15	—	—	—

(i)	Each company has the rights over a shipbuilding contract of a Capesize vessel.
(ii)	The vessel was acquired on February 7, 2008.

Affiliates included in the financial statements accounted for under the equity method:

				Statement of operations
Company Name	Nature/Vessel Name	Ownership Interest	Country of Incorporation	2007 Successor	2006 Successor	2005 Successor	2005 Predecessor
Navios Maritime Partners L.P.	Sub-Holding Company	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Navios Maritime Operating L.L.C.	Operating Company	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Libra Shipping Enterprises Corporation	Navios Libra II	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Alegria Shipping Corporation	Navios Alegria	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Felicity Shipping Corporation	Navios Felicity	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Gemini Shipping Corporation	Navios Gemini S	43.2%	Marshal Is.	11/16 – 12/31	—	—	—
Galaxy Shipping Corporation	Navios Galaxy I	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Prosperity Shipping Corporation	Navios Prosperity	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Fantastiks Shipping Corporation	Fantastiks	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Aldebaran Shipping Corporation	Navios Aldebaran	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 – 12/31	8/26 – 12/31	8/26 – 12/31	1/1 – 8/25

D.    Property, plants and equipment

Our only material property is the owned vessels and the port terminal facilities in Uruguay. See ‘‘Item 4.B Business Overview’’ above.

Item 4A.    Unresolved Staff Comments

None.

Item 5.    Operating and Financial Review and Prospects

The following is a discussion of Navios Maritime Holdings Inc. as ‘‘Successor’’ to and as ‘‘Predecessor’’ of the acquisition/reincorporation discussed in the following paragraphs and in Note 3 to the Consolidated Financial Statements as of December 31, 2007 and 2006, included herein. Also following is a discussion of the financial condition and results of operations for (a) the successor company for each of the fiscal years ended December 31, 2007 and 2006 and the period from August 26, 2005 to December 31, 2005 and (b) the predecessor company for the period from January 1, 2005 to August 25, 2005. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (GAAP). You should read this section together with the consolidated financial statements including the notes to those financial statements for the years and periods mentioned above which are included in this document.

We also present combined revenue and expense information for the year ended December 31, 2005. The information was derived from the audited consolidated revenue and expense accounts of Navios Holdings as predecessor for the period from January 1, 2005 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios Holdings as successor for the period from August 26, 2005 to December 31, 2005. The combined revenue and expense information is being presented solely to assist comparisons across the years. The combined information is a non-GAAP financial measure and should not be used in isolation or substitution of the predecessor and successor results.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are those discussed under ‘‘Risk Factors’’ and ‘‘Forward-looking Statements’’.

Overview

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet (except for two of Kleimar’s initial owned vessels which are managed by a non-related third party), Navios Partners’ fleet and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet and Navios Partners’ fleet including the shipping operations throughout the life of the vessels and, the superintendence of maintenance, repairs and dry-docking of the operated fleet. Navios Holdings also owns and operates a port/storage facility in Uruguay.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios Holdings and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of its common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name continued to be Navios Holdings. As a result of the reincorporation, ISE transitioned from a shell company to an operating business and the operations of Navios Holdings became those of a publicly traded company.

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

On August 7, 2007, Navios Holdings formed Navios Maritime Partners L.P. (‘‘Navios Partners’’) under the laws of Marshall Islands. Navios GP L.L.C. (the ‘‘General Partner’’), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest (See section ‘‘Recent Developments’’) .

Effective January 1, 2008 pursuant to a share purchase agreement, Navios Holdings contributed $112.2 million in cash and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima in exchange for a 63.8% interest in Navios South American Logistics Inc. (‘‘Navios Logistics’’). Navios Logistics acquired all ownership interests in the Horamar Group (‘‘Horamar’’) in exchange for $112.2 million in cash, of which $5 million are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the ‘‘EBITDA Adjustment’’) and the issuance of shares of Navios Logistics representing 36.2% of Navios Logistics outstanding stock, of which $15 million value in shares are kept in escrow pending the EBITDA Adjustment.

Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. Horamar owns an upriver port in Paraguay and controls a fleet of over 100 barges and other vessels. As part of its efforts to expand its cabotage business Horamar recently added to its fleet one Handysize oil tanker and expects to take delivery of another two in 2008.

Chartering Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2005, 2006 and 2007 for various periods ranging between one to five years. By doing this Navios Holdings has aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as Contracts of Affreightment (COAs) and Forward Freight Agreements (FFAs).

In 2005, 2006 and 2007, this policy had the effect of generating Time Charter Equivalents (TCE) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings fleet been operated purely on short term and/or spot employment. It could also have the effect of generating higher TCE than spot employment should the dry bulk market experience a downturn in 2008.

The average daily charter-in vessel cost for the Navios Holdings long term charter-in fleet was $11,592 per day for the year ended December 31, 2007, which is currently significantly lower than the market revenue earning capacity of the vessels. The average charter-in hire rate per vessel was derived from the amount for long term hire as disclosed in Note 17 to Navios Maritime Holdings Inc. audited consolidated financial statements for the year ended December 31, 2007, included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.

Dry bulk fundamentals remain attractive. Navios Holdings believes that Asian demand for commodities will remain robust on the back of strong expected economic growth. China, which is one of the main importers of most major dry bulk commodities such as iron ore and grains, is expected to continue its rapid growth and urbanization over the next few years. Significant commodities purchases by Asian countries, especially China and India, combined with favorable changing trading patterns and the growth in the Chinese coastal trade, should contribute to historically high freight rates for the foreseeable future compared to those that have prevailed for most of the last 30 years, albeit not necessarily at the highest levels reached in 2007. The high price of oil has contributed to increased movements of steam coal which is expected to continue in the foreseeable future. Additionally, new longer haul trade routes have developed that Navios Holdings anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact to future revenue and profitability. However, the cost advantage of Navios Holdings’ long term chartered fleet, which is chartered-in at historically favorable fixed rates, would help to mitigate the impact of any short-term decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing may also be negatively impacted. Refer also to ‘‘Item 3.D Risk Factors’’ under section ‘‘Risks associated with the shipping industry and our operations’’.

Navios Holdings also owns and operates the largest bulk transfer and storage port facility in Uruguay. While a relatively small portion of the overall enterprise, Navios Holdings believes that this terminal is a stable business with strong growth and integration prospects. Operating results for Navios Holdings’ Uruguay port terminal are highly correlated to South American grain production and export, in particular Paraguayan, Uruguayan and Bolivian production and export. Navios Holdings believes that the continuing development of Uruguayan, Paraguayan and Bolivian grain exportation will foster throughput growth and therefore increase revenues at its Nueva Palmira port terminal. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain, the port terminal operations would be adversely affected.

Fleet Development

Following is the current ‘‘core fleet’’ employment profile (excluding Horamar), including the newbuilds to be delivered. The current ‘‘core fleet’’ consists of 62 vessels totaling 6.0 million deadweight tons. The employment profile of the fleet is reflected in the tables below. The 34 vessels in current operation aggregate approximately 2.8 million deadweight tons and have an average age of 4.3 years. Navios Holdings has currently fixed 98.1%, 52.5% and 27.9% of its 2008, 2009 and 2010 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $220.0 million, $139.4 million and $111.7 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counter parties and ourselves. Additionally, the fees above reflect an estimate of off-hire days to perform periodic maintenance. If actual off-hire days are greater than estimated, these would decrease the level of fees above. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill COAs) is $24,927, $27,678 and $32,383 for 2008, 2009 and 2010, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels, which are utilized to fulfill COAs) for 2008 is $9,681.

Owned Vessels

Vessels	Type	Built	DWT	Charter-out Rate(1)	Expiration Date(2)
Navios Ionian	Ultra Handymax	2000	52,068	22,219	03/18/2009
Navios Apollon	Ultra Handymax	2000	52,073	23,700	11/08/2012
Navios Horizon	Ultra Handymax	2001	50,346	14,725	07/23/2008
				36,100	07/27/2011
Navios Herakles	Ultra Handymax	2001	52,061	26,600	05/12/2009
Navios Achilles	Ultra Handymax	2001	52,063	21,138	01/15/2009
Navios Meridian	Ultra Handymax	2002	50,316	23,700	10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	19,950	12/15/2008
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	24,035	10/31/2008
Navios Kypros	Ultra Handymax	2003	55,222	43,938	01/28/2008
				34,024	02/14/2011
Navios Magellan	Panamax	2000	74,333	21,850	02/06/2010
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Hyperion	Panamax	2004	75,707	26,268	03/01/2009
Navios Orbiter(4)	Panamax	2004	76,602	24,700	03/08/2009
Vanessa	Product Handysize	2002	19,078		—
Navios Asteriks	Panamax	2005	76,801		—
Obeliks(5)	Capesize	2000	170,454		—

Long-Term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(3)		Charter-out Rate(1)	Expiration Date(2)
Navios Vector	Ultra Handymax	2002	50,296	No		9,500	12/17/2008
Navios Astra	Ultra Handymax	2006	53,468	Yes		34,200	08/11/2009
Navios Primavera	Ultra Handymax	2007	53,464	Yes		20,046	05/09/2010
Navios Cielo	Panamax	2003	75,834	No		25,175	11/03/2008
Navios Aurora	Panamax	2005	75,397	Yes	(6)	24,063	08/15/2008
						33,863	08/15/2013
Navios Orion	Panamax	2005	76,602	No		27,312	03/01/2009
Navios Titan	Panamax	2005	82,936	No		20,000	01/04/2008
						27,100	12/09/2010
Navios Sagittarius	Panamax	2006	75,756	Yes		25,413	12/08/2008
Navios Altair	Panamax	2006	83,001	No		22,715	09/20/2009
Navios Esperanza	Panamax	2007	75,200	No		37,056	08/09/2009
Torm Antwerp	Panamax	2008	75,250	No			—
Belisland	Panamax	2003	76,602	No			—
Golden Heiwa	Panamax	2007	76,662	No			—
SA Fortius	Capesize	2001	171,595	No			—
C. Utopia	Capesize	2007	174,000	No			—
Beaufiks	Capesize	2004	180,181	Yes			—
Rubena N	Capesize	2006	203,233	No			—

Vessels to be Delivered

Long-Term Chartered-in

Vessels	Type	Delivery Date	Purchase Option		DWT
Navios Armonia(7)	Ultra Handymax	05/2008	No		55,100
Phoenix Grace	Capesize	11/2008	No		170,500
Phoenix Beauty	Capesize	12/2009	No		170,500
Navios TBN	Handysize	03/2010	Yes	(8)	35,000
Kleimar TBN	Capesize	04/2010	No		176,800
Navios TBN	Handysize	08/2010	Yes	(8)	35,000
Navios TBN	Kamsarmax	08/2010	Yes	(8)	81,000
Navios TBN	Kamsarmax	09/2010	Yes	(8)	81,000
Navios TBN	Kamsarmax	11/2010	Yes	(8)	81,000
Navios TBN	Handysize	01/2011	Yes	(8)	35,000
Navios TBN	Kamsarmax	01/2011	Yes	(8)	81,000
Navios TBN	Kamsarmax	02/2011	Yes	(8)	81,000
Navios TBN	Kamsarmax	03/2011	Yes	(8)	81,000
Navios TBN	Handysize	05/2011	Yes	(8)	35,000
Navios TBN	Handysize	06/2011	Yes	(8)	35,000
Navios TBN	Panamax	09/2011	Yes		80,000
Navios TBN	Capesize	09/2011	Yes		180,200
Navios TBN	Ultra Handymax	03/2012	Yes		60,000
Kleimar TBN	Capesize	07/2012	Yes		180,000
Navios TBN	Kamsarmax	01/2013	Yes		82,100

Owned Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Capesize	08/2009	172,000
Navios TBN(9)	Capesize	10/2009	180,000
Navios TBN	Capesize	10/2009	180,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios TBN(10)	Capesize	11/2009	172,000
Navios TBN	Capesize	01/2010	172,000
Navios TBN	Capesize	02/2010	172,000

(1)	Net Time Charter-out Rate per day (net of commissions).
(2)	Estimated dates assuming midpoint of redelivery by charterers.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	In February 2008, Navios Holdings took delivery of the vessel by exercising its purchase option.
(5)	The vessel is contracted to be sold $24.2 million in 2009. The vessel is 95% owned.
(6)	On February 25, 2008, Navios Holdings has exercised the purchase option to acquire the vessel. The delivery of the vessel is expected in April 2008.
(7)	The vessel has been chartered-out from May 2008 for a five-year period at a daily rate of $23,700.
(8)	Navios Holdings holds the initial 50% purchase option on each vessel.
(9)	The vessel has been chartered-out from October 2009 for a five-year period at a daily rate of $55,100.Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009 to acquire this vessel.
(10)	The vessel has been chartered-out for a ten-year period at a daily rate of $39,900 if delivered prior to December 31, 2009 or at a daily rate of $37,762 if delivered in the first quarter of 2010.

Since August 25, 2005, Navios Holdings had executed all exercisable purchase options comprising four Ultra Handymax, five Panamax and one Capesize vessel. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star and Navios Hyperion were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006 and February 26, 2007, respectively. Navios Orbiter was delivered on February 7, 2008. The remaining Capesize vessel, Fantastiks is expected to be delivered some time in the first quarter of 2008. Navios Galaxy I was sold to Navios Partnership, on November 15, 2007. In addition, starting from November 15, 2007 Navios Partners holds the rights to acquire vessel Fantastiks. The acquisition cost of these vessels was approximately $174.9 million. Navios Holdings believes that the current market value of these vessels is approximately $708.5 million. Accordingly, Navios Holdings has options to acquire five of the remaining 17 chartered-in vessels currently in operation and 16 of the 20 long-term chartered-in vessels on order (on 11 of the 16 purchase options Navios Holdings holds a 50% initial purchase option).

On December 19, 2005 Navios Holdings signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Angeliki Frangou family the Company’s Chairman and Chief Executive Officer and the Manager of the selling owning companies of the vessels below. On December 22, 2005, Navios Holdings took delivery of the first two vessels, the Navios Libra II and the Navios Alegria built in 1995 and 2004 respectively. The third vessel, the Navios Felicity built in 1997, was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994, was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million and was funded with (a) $13.0 million of Navios Holdings’ available cash; (b) $80.3 million from bank financing; and (c) through the issuance of 5,500,854 shares of Navios Holdings authorized common stock at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 for Navios Gemini S. (1,161,535 shares). Navios Holdings believes the terms and provisions of the purchase agreements of the vessels were the same as those that would have been available with a non-related third party.

Recent Developments

Equity increases:

On May 30, 2007, the Company issued 13,225,000 shares of common stock following the offering of 11,500,000 shares of common stock, with the option of the underwriters to purchase 1,725,000 additional shares of common stock to cover any over-allotments. The gross cash proceeds from the above share capital issuance were $132.2 million.

On October 18, 2007, pursuant to the stock option plan approved by the Board of Directors Navios Holdings issued 147,264 restricted shares of common stock to its employees which are restricted for a two year period. This restriction lapses in two equal tranches over the requisite service periods of one and two years from the grant date. No restricted shares vested as of December 31, 2007. In addition, 288,000 options have been granted to executives only and vest in three equal tranches over the requisite period service periods of one, two and three years from the grant date. Each option remains exercisable for 7 years after its vesting date. No options vested as of December 31, 2007.

On December 10, 2007, Navios Holdings issued 1,397,624 shares of common stock in exchange for the right to purchase two new Capesize vessels.

During the year ended December 31, 2007 the Company issued 9,628,887 shares of common stock, following various exercises of warrants. The proceeds from such warrants exercise amounted to $48.1 million.

On various dates up until March 28, 2008, pursuant to the stock option plan the Company issued 13,534 restricted shares of common stock to its employees. During the same period, 200 restricted shares of common stock were forfeited.

On March 10, 2008, the Company issued 7,362 shares of common stock following the exercise of warrants.

Following the issuances of the new shares, described above, Navios Holdings had 106,412,429 shares of common stock outstanding and 7,802,705 warrants remaining outstanding as of December 31, 2007 and 106,433,125 shares of common stock outstanding and 7,795,343 warrants remaining outstanding as of March 28, 2008. The warrants will expire in accordance with their terms on December 9, 2008.

Navios Partners:

On August 7, 2007, Navios Holdings formed Navios Maritime Partners L.P. (‘‘Navios Partners’’) under the laws of Marshall Islands. Navios GP L.L.C. (the ‘‘General Partner’’), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.

In connection with the initial public offering (‘‘IPO’’) of Navios Partners on November 16, 2007 Navios Holdings sold the interests of its five wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus (b) $160 million of the $165 million borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owns a 43.2% interest in Navios Partners, including the 2% general partner interest. As of December 31, 2007, the aggregate value of the investment in Navios Partners calculated based on the quoted market price ($19.15/unit) for common units as of that date was $153.0 million. The interests of Navios Holdings’ eight wholly-owned subsidiaries sold to Navios Partners had a net book value of $185.8 million. The gain resulting from the above mentioned transaction was $167.5 million.

Navios Holdings also entered into the following agreements with Navios Partners: (a) a share purchase agreement pursuant to which Navios Holdings sold the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc (the ‘‘Manager’’) a wholly-owned subsidiary of Navios Holdings, provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece.

Navios Logistics:

Effective January 1, 2008 pursuant to a share purchase agreement, Navios Holdings contributed $112.2 million in cash and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima in exchange for a 63.8% interest in Navios South American Logistics Inc. (‘‘Navios Logistics’’). Navios Logistics acquired all ownership interests in the Horamar Group

(‘‘Horamar’’) in exchange for $112.2 million in cash, of which $5 million are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the ‘‘EBITDA Adjustment’’) and the issuance of shares of Navios Logistics representing 36.2% of Navios Logistics outstanding stock, of which $15 million value in shares are kept in escrow pending the EBITDA Adjustment.

Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. Horamar owns an upriver port in Paraguay and controls a fleet of over 100 barges and other vessels. As part of its efforts to expand its cabotage business Horamar recently added to its fleet one Handysize oil tanker and expects to take delivery of another two in 2008.

The cash contribution for the acquisition of Horamar was financed entirely by existing cash.

Share Repurchase Authorization:

On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50.0 million of the Navios Holdings’ common stock. The Board of Directors will review the program periodically.  Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases will be subject to restrictions under our loan facility and senior notes.

Dividend:

On February 14, 2008, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2007 of $0.09 per common share payable on March 18, 2008 to stockholders on record as of March 10, 2008. This dividend represents a 35% increase from Navios Holdings’ prior quarterly dividend of $0.0666 per share.

A.	Operating Results

Factors Affecting Navios Holdings’ Results of Operations:

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and contracts of affreightment (‘‘COAs’’); (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short term chartered in vessels and controls approximately 6.0 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permits Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	Time Charter Equivalents rates (‘‘TCE’’): TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

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

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE revenue also serves as industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 6.0 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COA’s and strategic backhaul cargo contracts, as follows:

•	The operation of voyage charters or spot charter-out fixtures for the carriage of a single cargo between load and discharge port;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame; and

•	The use of FFAs both as economic hedges in reducing market risk on specific vessels, freight commitments or the overall fleet and in order to increase or reduce the size of its exposure to the dry bulk shipping market.

In addition, Navios Holdings, through selecting COAs on what would normally be backhaul or ballast legs, attempts to enhance vessel utilization and profitability. The cargoes are used to position vessels at or near major loading areas (such as the US Gulf) where spot cargoes can readily be obtained. This enables ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.

Navios Holdings enters into COAs with major industrial end users of bulk products, primarily in the steel, energy and grain sectors. These contracts are entered into not only with a view to making profit but also as a means of maintaining relationships, obtaining market information and continuing a market presence in this market segment. Navios Holdings has adopted a strategy of entering into COAs to carry freight into known loading areas, such as the US Gulf and the Gulf of St. Lawrence, where subsequent spot or voyage charters can be obtained.

Navios Holdings enters into dry bulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

The balance of Other Comprehensive Income as of December 31, 2007 and 2006, relates to four and six FFAs, respectively that qualified for hedge accounting treatment during the respective periods. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

FFA cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFA are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house and LCH the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.

NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Port Terminal. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Port Terminal business consists of operating a port and transfer station terminal. Navios Holdings measures segment performance based on net income. For further segment information, please see Note 21 to the Consolidated Financial Statements.

Period over Period Comparisons

For the year ended December 31, 2007 compared to the year ended December 31, 2006

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2007 and 2006 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2007 and 2006.

	Year ended December 31, 2007	Year ended December 31, 2006
Revenue	$758,420	$205,375
Gain on FFA’s	26,379	19,786
Time charter, voyage and port terminal expenses	(558,080)	(84,717)
Direct vessel expenses	(27,892)	(19,863
General and administrative expenses	(22,551)	(14,565)
Depreciation and amortization	(31,900)	(37,129)
Provision for losses on accounts receivable	—	(6,242)
Interest income from investments in finance lease	3,507	—
Interest income	10,819	3,832
Interest expense and finance cost, net	(51,089)	(47,429)
Gain on sale of assets	167,511	—
Other income	445	1,819
Other expense	(2,046)	(472)
Income before equity in net earnings of affiliated companies and joint venture	273,523	20,395
Equity in net earnings of affiliated companies and joint venture	1,929	674
Income before taxes	275,452	21,069
Income taxes	(4,451)	—
Net income	$271,001	$21,069

Set forth below are selected historical and statistical data for Navios Holdings for each of the years ended December 31, 2007 and 2006 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2007	2006
FLEET DATA
Available days	19,219	10,382
Operating days	19,198	10,333
Fleet utilization	99.9%	99.5%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$32,216	$18,812
Time Charter Equivalents (excluding FFAs)	$30,843	$16,906

During the year ended December 31, 2007, there were 8,837 more available days as compared to 2006. This was due to the acquisition of Kleimar in February 2007 which resulted in 6,000 additional days, the increase of the chartered-in fleet resulting in 2,124 additional days, and the increase in the ownership days by 713 additional days. Navios Holdings has been able to increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate excluding FFAs for the year ended December 31, 2007 was $30,843 per day, $13,937 per day higher than the rate achieved in 2006. This was primarily due to the improvement in the freight market resulting in higher charter-out daily rates during 2007 than those achieved during 2006 and the Capesize vessels acquired as part of the acquisition of Kleimar (Capesize Baltic Exchange’s time charter average index as of December 24, 2007 was $157,128 per day compared to the respective Panamax index which was $66,716 per day).

Revenue:    Revenue increased to $758.4 million for the year ended December 31, 2007 as compared to the $205.4 million for the year ended December 31, 2006. Navios Holdings earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations increased by approximately $552.0 million or 280.6% to $748.7 million for the year ended December 31, 2007 from $196.7 for the year ended December 31, 2006. This increase is mainly attributable to the increase by 82.4% in TCE rate per day excluding FFAs in 2007 compared to the same period in 2006, and the increase in the available days by 85.1% in 2007 compared to the same period in 2006.

Revenues from the port terminal increased by $1.0 million to $9.7 million for the year ended December 31, 2007 as compared to $8.7 million in 2006. Port terminal throughput volume increased approximately 11.7% to 2.48 million tons of agricultural and other products for the year ended December 31, 2007 from 2.22 million tons for the year ended December 31, 2006.

Gain on FFAs:    Income from FFAs increased by $6.6 million to a gain of $26.4 million during the year ended December 31, 2007 as compared to $19.8 million for the year ended December 31, 2006. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of FFAs qualifying for hedge accounting, representing unrealized losses at December 31, 2007 and 2006, of $19.9 million and $9.8 million, respectively were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of these qualifying for hedge accounting of $2.9 million and $4.0 million losses for the years ended December 31, 2007 and 2006, respectively, were recorded in the statement of income under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are reclassified to earnings under ‘‘Revenue’’ in the statement of income in the same period or periods during which the hedged forecasted transactions affect earnings. On this basis approximately $9.8 million and $4.2 million have been reclassified to earnings for each of the years ended December 31, 2007 and 2006, respectively. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both years. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
January 26, 2006	$13,267	(a)
December 6, 2006	$35,713	(b)
January 31, 2007	$31,719	(c)
October 30, 2007	$94,977	(d)

(a)	Low for fiscal year 2006.
(b)	High for fiscal year 2006.
(c)	Low for fiscal year 2007.
(d)	High for fiscal year 2007.

Time Charter, Voyage and Port Terminal Expense:    Time charter, voyage and port terminal expenses increased by $473.4 million or 558.9% to $558.1 million for the year ended December 31, 2007 as compared to $84.7 million for the year ended December 31, 2006. This was primarily due to the higher charter-in expenses relating to the Capesize vessels (Capesize Baltic Exchange’s time charter average index as of December 24, 2007 was $157,128 per day compared to the respective Panamax index which was $66,716 per day) and servicing the related COA business following the acquisition of Kleimar in February 2007. The charter-in daily hire rate cost for the long-term chartered-in fleet (excluding Kleimar’s vessels) increased from $9,480 during 2006 to $9,560 for the same period in 2007.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $8.0 million to $27.9 million or 40.2% for the year ended December 31, 2007 as compared to $19.9 million for the year ended December 31, 2006. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily to the increase in ownership days from 5,504 days during 2006 to 6,473 days during 2007.

General and Administrative Expenses:    General and administrative expense increased by $8.0 million or 54.8% to $22.6 million for the year ended December 31, 2007 as compared to $14.6 million for the same period in 2006. This increase is mainly attributable to (a) $3.5 million increase in general and administrative expenses relating to Kleimar, (b) $3.0 million increase in wages and salaries due to increase in bonuses and the share based compensation expenses relating to the stock plan, (c) $0.8 million increases in professional, legal, and audit fees (d) $0.3 million increased office expenses and utilities and (e) $0.4 million increase in promotion expenses.

Depreciation and Amortization:    For the year ended December 31, 2007, the $5.2 million decrease in depreciation and amortization compared to the same period in 2006 is attributable mainly to the $4.8 million net positive amortization of intangible assets and liabilities associated with the acquisition of Kleimar as well as the decline in the amortization of intangible assets due to the transfer of the unamortized balance of favorable leases to vessel cost upon exercise of purchase options. This decrease was mitigated by the increase in depreciation mainly due to the acquisition of two vessels. See further discussion of Navios Holdings’ amortization policy under ‘‘Operating Results’’ and ‘‘Critical Accounting Policies’’.

Provision for losses on accounts receivable:    On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Navios Holdings exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While it is too early to determine what recovery Navios Holdings may obtain in any liquidation proceeding, it has provided $5.4 million in its 2006 financial statements. No additional amount has been provided for in its 2007 financial statements.

Interest income from investments in finance lease:    Two of the vessels acquired through the acquisition of Kleimar, Obeliks and Vanessa, have been leased out and qualified as finance leases. The resulting interest income for the year ended December 31, 2007 was $3.5 million.

Net Interest Expense and Income:    Interest expense and finance cost increased by $3.7 million to $51.1 million for the year ended December 31, 2007 as compared to $47.4 million for the same period in 2006. The increase is mainly due to the loans assumed following the acquisition of Kleimar and the bank secured facilities obtained to partially finance the acquisitions of new vessels and Kleimar and the issuance of $300.0 million senior notes. This increase was mitigated by the decrease in finance costs due to the write-off of deferred finance costs in 2006. Interest income increased by $7.0 million to $10.8 million for the year ended December 31, 2007 as compared to $3.8 million for the year ended December 31, 2006 mainly due to the increase in average cash balances from $88.2 million in 2006 to $240.9 million in 2007.

Gain on sale of assets:    On November 16, 2007, following the IPO of Navios Partners, Navios Holdings sold the interests of its eight wholly-owned subsidiaries having a net book value of $185.8 million in exchange for aggregate cash proceeds of $353.3 million. The gain resulting from the above transaction was $167.5 million.

Net Other Income and expense:    Net other income decreased by $3.0 million to $1.6 million net other expense for the year ended December 31, 2007 from $1.4 million net other income for the same period in 2006. This decrease is mainly due to unfavorable marked to market losses of $1.3 million realized on the interest rate swaps during 2007, as well as the reversals of provisions for arbitration claims against Navios Holdings that have been concluded in Navios Holdings’ favor in 2006.

For the year ended December 31, 2006 compared to the combined year ended December 31, 2005

The following table presents consolidated revenue and expense information for the year ended December 31, 2006 and combined revenue and expense information for the year ended December 31, 2005. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings as predecessor for the period from January 1 to August 25, 2005 and from the audited consolidated revenue and expense accounts of Navios Holdings as successor for the period from August 26 to December 31, 2005 and for the year ended December 31, 2006.

The combined revenue and expense is being presented solely to assist comparisons across the years. The successor period for 2005 in the combined statement of cash flow includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined revenue and expense accounts are not comparable as the successor period revenue and expense accounts include increases to certain charges. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios Holdings, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

The combined information is a Non-GAAP financial measure and should not be used in isolation or substitution of the Predecessor and Successor results and is expressed in thousands of U.S. Dollars.

	Successor		Predecessor	Combined
	Year ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005	Year ended December 31, 2005
Revenue	$205,375	$76,298	$158,630	$234,928
Gain (loss) on FFA’s	19,786	(2,766)	2,869	103
Time charter, voyage and port terminal expenses	(84,717)	(39,119)	(91,806)	(130,925)
Direct vessel expenses	(19,863)	(3,137)	(5,650)	(8,787)
General and administrative expenses	(14,565)	(4,582)	(9,964)	(14,546)
Depreciation and amortization	(37,129)	(13,504)	(3,872)	(17,376)
Provision for losses on accounts receivable	(6,242)	(411)	—	(411)
Interest income	3,832	1,163	1,350	2,513
Interest expense and finance cost, net	(47,429)	(11,892)	(1,677)	(13,569)
Other income	1,819	52	1,426	1,478
Other expense	(472)	(226)	(757)	(983)
Income before equity in net earnings of affiliated companies	20,395	1,876	50,549	52,425
Equity in net earnings of affiliated companies	674	285	788	1,073
Net income	$21,069	$2,161	$51,337	$53,498

Set forth below are selected historical and statistical data for Navios Holdings successor company (2006) and for the combined company (2005), that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2006	2005
FLEET DATA
Available days	10,382	9,147
Operating days	10,333	9,110
Fleet utilization	99.5%	99.6%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$18,812	$22,771
Time Charter Equivalents (excluding FFAs)	$16,906	$22,760

During the year ended December 31, 2006, there were 1,235 more available days as compared to 2005. This was due to the increase in the number of owned vessels resulting in 3,333 additional days. The increase, however, was mitigated by the redelivery of chartered-in vessels during 2006 and 2005, following the expiration of their charters, reducing the available days by 2,097 days. Navios Holdings has been able to increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). Fleet size and the corresponding ‘‘available days’’ will be decreased if charters are not renewed or replaced.

The average Time Charter Equivalent (TCE) rate excluding FFAs for the year ended December 31, 2006 was $16,906 per day, $5,854 per day lower than the rate achieved in 2005. This was primarily due to a decline in the average time charter market resulting in lower charter-out daily rates in 2006 than those achieved in 2005.

Revenue:    Revenue decreased to $205.4 million for the year ended December 31, 2006 as compared to the $234.9 million for the combined year ended December 31, 2005. Navios Holdings earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations decreased by approximately $30.1 million or 13.3% to $196.7 million for the year ended December 31, 2006 from $226.8 million for the combined year ended December 31, 2005. This decrease is mainly attributable to a decline in the average time charter market resulting in lower charter-out daily hire rates in 2006 as compared to 2005, which was partially mitigated by the increase in available days as discussed above.

Revenues from the port terminal increased by $0.6 million to $8.7 million for the year ended December 31, 2006 as compared to $8.1 million in 2005. Port terminal throughput volume increased approximately 7.8% to 2.22 million tons of agricultural and other products for the year ended December 31, 2006 from 2.06 million tons for the year ended December 31, 2005.

Gains and Losses on FFAs:    Income from FFAs increased by $19.7 million to a gain of $19.8 million during the year ended December 31, 2006 as compared to $0.1 million for the combined year ended December 31, 2005. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of FFAs qualifying for hedge accounting, representing unrealized gains or losses at December 31, 2006, of $9.8 million were recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of these qualifying for hedge accounting of $4.0 million loss, were recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transactions affect earnings. On this basis approximately $4.2 million have been reclassified to earnings during the year ended December 31, 2006. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both years. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
March 14, 2005	$40,842	(b)
August 3, 2005	$10,162	(a)
January 26, 2006	$13,267	(c)
December 6, 2006	$35,713	(d)

(a)	Low for fiscal year 2005
(b)	High for fiscal year 2005
(c)	Low for fiscal year 2006
(d)	High for fiscal year 2006

Time Charter, Voyage and Port Terminal Expense:    Time charter, voyage and port terminal expenses decreased by $46.2 million or 35.3% to $84.7 million for the year ended December 31, 2006 as compared to $130.9 million for the combined year ended December 31, 2005. This was primarily due to (a) the decline in the market which positively affected the average charter-in daily hire rate cost from $15,582 per day for fiscal year 2005 to $9,480 per day for fiscal year 2006, (b) the redelivery of higher cost charter-in vessels and the exercise of purchase options that resulted in the expansion of the owned fleet and (c) the reduction of port expenses and fuel consumption cost due to more vessels employed under time charters in 2006, whereby these costs were generated by the charterers, as compared to 2005.

Direct Vessel Expenses:    Direct vessel expenses for operation of the owned fleet increased by $11.1 million to $19.9 million or 126.1% for the year ended December 31, 2006 as compared to

$8.8 million for the combined year ended December 31, 2005. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily from to the increase of the owned fleet by 11 vessels during the period since Navios Holdings’ acquisition in August 2005 (six vessels were acquired in 2006).

General and Administrative Expenses:    General and administrative expense slightly increased by $0.1 million or 0.7% to $14.6 million for the year ended December 31, 2006 as compared to $14.5 million for the combined year ended December 31, 2005. However, excluding the transaction costs of approximately $3.7 million incurred in connection with the sale of Navios Holdings during 2005, general and administrative expenses show an increase of 35.2% or $3.7 million for the year ended December 31, 2006 as compared to the combined year ended December 31, 2005. This increase is mainly attributable to (a) $0.9 million increase in payroll and related costs, (b) $1.9 million increases in professional, legal, and audit fees and traveling costs due to the additional costs incurred by Navios Holdings as a public company and (c) $0.9 million increased office expenses as a result of Company’s move to the new offices and other expenses related to being a public company.

Depreciation and Amortization:    Depreciation and amortization are not directly comparable for the consolidated year ended December 31, 2006 and the combined year ended December 31, 2005. As part of the acquisition of Navios Holdings by ISE on August 25, 2005, the dry bulk fleet and port terminal facilities were recorded at their fair market values. The adjusted fixed assets values are being depreciated over the remaining economic useful lives of the individual assets. Amortization for the period from August 26, 2005 onward also includes amortization of the intangible assets recorded on August 25, 2005 as a result of the acquisition of Navios Holdings by ISE, with the exception of vessel purchase options and goodwill which are not amortized. For the year ended December 31, 2006 the increase in annual depreciation expense is attributable to the acquisition of 11 vessels since August 26, 2005 (five acquired in the fourth quarter of 2005) having a $12.4 million effect, with the remaining being the effect of the accounting treatment discussed above. See further discussion of Navios Holdings’ amortization policy under ‘‘Operating Results’’ and ‘‘Critical Accounting Policies’’.

Net Interest Expense and Income:    Interest expense from August 26, 2005 to December 31, 2006, increased as compared to periods prior to August 25, 2005, due to the new debt incurred on August 25, 2005 to finance the acquisition of Navios Holdings by ISE, its restructuring on December 21, 2005, the additional debt incurred for the acquisition of additional vessels and the senior notes issued in December 2006, $290.0 million of the net proceeds of which were used to prepay in full three tranches of approximately $241.1 million and on a pro-rata basis, the remaining tranches of the existing senior secured credit facility. As a result, interest expense for the year ended December 31, 2006 is not directly comparable to the same combined period of 2005. Interest income increased by $1.3 million to $3.8 million for the year ended December 31, 2006 as compared to $2.5 million for the combined year ended December 31, 2005. Although the average cash balances decreased from $91.5 million in 2005 to $88.2 million in 2006, interest increased as a result of the higher weighted average interest rate which increased to 5.0 % in 2006 as compared to 3.2% in 2005.

Other Income:    Other income increased by $0.3 million to $1.8 million for the year ended December 31, 2006. This increase is mainly due to favorable marked to market gains realized on the interest rate swaps as the interest rates continue to increase on both the short and long term, as well as the reversals of provisions for arbitration claims against Navios Holdings that have been concluded in Navios Holdings’ favor.

Net Other Expense:    Other expense decreased by $0.5 million to $0.5 million for the year ended December 31, 2006. This change is mainly due to less realized losses on the settlement of payables raised in other currencies during the year.

Non-Guarantor Subsidiary

Our non-guarantor subsidiary, CNSA, accounted for approximately $9.7 million, or 1.3% of our total revenue, $3.0 million, or 1.1%, of our net income and approximately $4.7 million, or 1.3%, of Adjusted EBITDA, in each case for the year ended December 31, 2007, as compared to $8.7 million, or 4.3%, of our total revenue, $2.8 million, or 13.4%, of our net income and approximately

$4.7 million, or 4.6%, of Adjusted EBITDA, in each case for the year ended December 31, 2006, and to $8.1 million, or 3.4%, of our total combined revenue, $3.1 million, or 5.8%, of our combined net income and approximately $4.2 million, or 5.1%, of combined Adjusted EBITDA, in each case for the combined year ended December 31, 2005.

B.    Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank term loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the secured credit facility will be sufficient to fund the operations of the fleet and the port terminal, including working capital requirements. However, see ‘‘Exercise of Vessel Purchase Options’’, ‘‘Working Capital Position’’ and ‘‘Long Term Debt Obligations and Credit Arrangements’’ for further discussion of Navios Holdings’ working capital position. The successor periods in the combined statement includes the effect of fair value purchase accounting adjustments. The successor and predecessor periods in the combined cash flow accounts are not comparable as the successor period cash flow accounts include increases to certain changes. The principle increases relate to amortization of intangible assets and increased depreciation, all of which arise as a result of recognizing an increase in the fair value of the assets and liabilities acquired from Navios Holdings, and increased interest charges arising as a consequence of additional indebtedness to finance the acquisition.

On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50.0 million of Navios Holdings’ common stock. The Board of Directors will review the program periodically.  Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases will be subject to restrictions under our loan facility and senior notes.

The following table presents cash flow information for each of the years ended December 31, 2007 and 2006 (successor) and combined cash flow information for the year ended December 31, 2005. The 2005 information was derived from the audited consolidated statement of cash flows of Navios Holdings as predecessor for the period January 1, 2005 to August 25, 2005 and from the audited consolidated statement of cash flows of Navios Holdings as successor for the period August 26, 2005 to December 31, 2005. This combined cash flow information is being presented solely to assist comparisons across the financial periods and are expressed in thousands of U.S. Dollars.

	Successor	Successor	Successor	Predecessor	Combined
	Year Ended December 31, 2007	Year Ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005	Year Ended December 31, 2005
					(unaudited)
Net cash provided by operating activities	$128,075	$56,432	$24,371	$71,945	$96,316
Net cash used in investing activities	(16,451)	(111,463)	(119,447)	(4,264)	(123,711)
Net cash provided by (used in) financing activities	216,285	116,952	68,880	(50,506)	18,374
Increase (decrease) in cash and cash equivalents	327,909	61,921	(26,196)	17,175	(9,021)
Cash and cash equivalents, beginning of the period	99,658	37,737	63,933	46,758	46,758
Cash and cash equivalents, end of period	$427,567	$99,658	$37,737	$63,933	$37,737

Cash provided by operating activities for the year ended December 31, 2007 and the year ended December 31, 2006

Net cash provided by operating activities increased by $71.7 million to $128.1 million for the year ended December 31, 2007 as compared to $56.4 million for the year ended December 31, 2006. The increase resulted primarily from the substantially higher net income in the year ended December 31, 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the gain on sale of assets to Navios Partners and effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.

The net fair value of open FFA trades as included in the balance sheet at December 31, 2007, was higher than in the same period of 2006 and amounted to $10.4 million and $9.0 million respectively, reflecting the marked-to-market values at the end of the respective years. Unrealized gains from FFAs for the years ended December 31, 2007 and 2006 amounted to $12.2 million and $12.5 million, respectively, and reflected the change in net fair value on open FFA contracts between the years. The $12.2 million gain at December 31, 2007, represents $32.1 million unrealized gain on FFAs not qualifying for hedge accounting treatment charged to period results which offsets the $19.9 million loss on FFAs qualifying for hedge accounting which has been reflected in ‘‘Other Comprehensive Income/(Loss)’’ under stockholders’ equity.

The liability for derivative accounts increased during the year ended December 31, 2007 by $70.4 million due to movement in the unrealized component of NOS ASA and LCH portfolios, changing from a $11.5 million gain to a $81.6 million gain and the receipts from interest rate swaps of $0.3 million.

Restricted cash increased by $67.5 million from $16.2 million at December 31, 2006 to $83.7 million at December 31, 2007. The primary reasons for this increase were the additional deposits made to NOS ASA and LCH in 2007 with respect to FFAs trading of $27.0 million and $36.0 million respectively, and the increase in the retention account held with HSH Nordbank AG in connection with the restructured credit facility by $4.4 million.

Accounts receivable, net increased by $76.8 million from $28.2 million at December 31, 2006 to $105.0 million at December 31, 2007 (including receivables as part of the acquisition of Kleimar amounting to $0.7 million). The primary reasons for this increase was the acquisition of Kleimar, as well as a change in the amount receivable from FFA trading partners which increased by $35.5 million from $23.5 million at December 31, 2006 to $59.0 million at December 31, 2007 and an increase in all other receivable categories by $40.6 million.

Prepaid expenses and other current assets increased by $34.3 million from $6.8 million at December 31, 2006 to $41.1 million at December 31, 2007 (including prepaid expenses and other current assets obtained as part of the acquisition of Kleimar amounting to $3.8 million). The main reason for the increase in prepaid expenses was the increase in inventories of $10.3 million, the increase in prepaid voyage and operating costs of $18.5 million and the increase in other assets of $2.3 million mainly relating to Horamar’s acquisition costs. This increase was mitigated by a decrease in claims of $0.6 million.

Accounts payable increased by $69.3 million from $37.4 million at December 31, 2006 to $106.7 million at December 31, 2007 (including accounts payable obtained as part of the acquisition of Kleimar amounting to $9.4 million). The primary reasons for the increase was the change in the amount due to FFA trading partners, which increased by $48.8 million during the year ended December 31, 2007, the increase in head owners payables by $4.7 million and the increase in other suppliers and brokers by $6.4 million.

Accrued expenses increased by $27.2 million to $37.9 million at December 31, 2007 (including accrued expenses obtained as part of the acquisition of Kleimar amounting to $6.7 million) from $10.7 million at December 31, 2006. The primary reasons for this increase were (a) the increase of the accrual for voyage expenses by $12.4 million including additional provision of $11.4 million for losses on voyage in progress compared to the same period in 2006, (b) the increase of consultancy, legal fees and bonus accrual by $5.4 million, (c) the increase of the accrual for interest cost by $3.0 million. The above increase was mitigated by a $0.3 million decrease in all other categories.

Deferred voyage revenue primarily reflects freight and charter-out amounts collected on voyages that have not been completed. Deferred freight increased by $13.0 million and deferred hire increased by $13.7 million as a result of an increase in the number of voyages extending over the period end.

Cash used in investing activities for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

Cash used in investing activities was $16.5 million for the year ended December 31, 2007, as compared to $111.5 million for the year ended December 31, 2006.

In February 2007, Navios Holdings paid $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar, a Belgian maritime transportation company.

In November 2007, following the IPO of Navios Partners, Navios Holdings received aggregate cash proceeds of $353.3 million from the sale of eight of its wholly-owned subsidiaries to Navios Partners.

During the year ended December 31, 2007, Navios Holdings received $9.0 million of installments in connection with the finance lease receivable.

During 2007, the Company paid $182.8 million as deposits for the acquisition of nine Capesize vessels to be delivered in various dates until the first quarter of 2010. In addition, Navios Holdings deposited $5.5 million in restricted accounts in connection with the acquisition of Navios Orbiter and Fantastiks (Starting from November 15, 2007 Navios Partners holds the rights to acquire vessel Fantastiks. Upon delivery of the vessel Fantastiks in April 2008 by third-party to Navios Holdings, Navios Holdings will redeliver the vessel Fantastiks to Navios Partners).

During 2007, the Company paid $44.5 million for the acquisition of Navios Hyperion in February and the acquisition of the 50% of White Narcissus S.A., the vessel owning company of 50% of the vessel Navios Asteriks in April.

Purchase of property and equipment for the year ended December 31, 2007 amounted to $0.6 million.

In 2006 the Company paid $108.1 million for the acquisition of one vessel and five purchase option vessels and made a $2.1 million deposit in connection with the exercised option for the acquisition of vessel Navios Hyperion, which was delivered on February 26, 2007.

Purchase of property and equipment for the year ended December 31, 2006 amounted to $1.3 million.

Cash provided by financing activities for the year ended December 31, 2007 as compared to the year ended December 31, 2006:

Cash provided by financing activities was $216.3 million for the year ended December 31, 2007, as compared to $117.0 million for the year ended December 31, 2006.

Cash provided by financing activities was the result of (a) the exercise of warrants in January 2007 which resulted in $66.6 million of net cash proceeds, (b) the net proceeds of approximately $124.9 million relating to the increase in share capital through a secondary public offering, (c) the proceeds of approximately $48.1 million relating to share capital increases due to exercise of warrants, (d) the net proceeds from Emporiki Bank of Greece of $16.6 million and (e) the proceeds from a new secured credit facility which is composed of $280.0 million Term Loan Facility and $120.0 million reducing Revolving Credit Facility. The proceeds from the new credit facility were utilized to partially finance the acquisition of vessel Navios Hyperion, to repay the remaining outstanding balance of the previous HSH Nordbank facility ($271.0 million), to partially finance the acquisition of Kleimar and to partially finance the acquisition of White Narcissus S.A. The above increase was offset by a $136.0 million installments paid in connection with the Company’s credit facilities and $26.0 million of dividends paid.

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

Cash provided by operating activities for the year ended December 31, 2006 and the combined year ended December 31, 2005:

Net cash provided by operating activities decreased by $39.9 million to $56.4 million for the year ended December 31, 2006 as compared to $96.3 million for the combined year ended December 31, 2005. The decrease resulted primarily from lower net income in the combined year ended December 31, 2005 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives. Depreciation and amortization, which include the depreciation of the owned dry bulk fleet and port terminal facilities, is not comparable for the predecessor and successor companies. As part of the acquisition of Navios Holdings by ISE, the dry bulk fleet, the assets at Navios Holdings’ port terminal and intangible assets were written up to fair market value on August 25, 2005. These new values are being depreciated over the remaining economic useful lives of the individual vessels and assets.

The net fair value of open FFA trades as included in the balance sheet at December 31, 2006, was higher than in the same combined period of 2005 and amounted to $9.0 million and $6.2 million respectively, reflecting the marked-to-market values at the end of the respective years. Unrealized (gains)/losses from FFAs for the years ended December 31, 2006 and 2005 amounted to $(12.5) million and $40.9 million respectively and reflected the change in net fair value on open FFA contracts between the years. The $12.5 million gain at December 31, 2006, represents $22.3 million unrealized gain on FFAs not qualifying for hedge accounting treatment charged to period results which offsets the $9.8 million loss on FFAs qualifying for hedge accounting which has been reflected in ‘‘Other Comprehensive Income/(Loss)’’ under shareholders’ equity.

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

Accrued expenses decreased by $0.6 million to $10.7 million at December 31, 2006 from $11.3 million at December 31, 2005. The primary reasons for this decrease were: (a) the accrual of audit and other consultancy fees as a result of Navios Holdings transitioning from a private company to a public company in 2005 decreased by $2.9 million as of December 31, 2006, (b) the restructuring of the debt as of December 21, 2005 resulted in accrued financing fees of $2.6 million at December 31, 2005 which decreased by $2.1 million to $0.5 million at December 31, 2006 and (c) the decrease in all other categories by $0.3 million. This decrease was mitigated by (a) the increase of the accrual for voyage expenses by $2.4 million including a provision of $1.0 million for losses on voyage in progress, (b) the increase of the accrual for payroll and related costs by $0.3 million, (c) the increase of the accrual for loan interest cost by $0.5 million, and (d) the establishment of the accrual for audit, consultancy and legal fees with respect to the issuance of the senior notes of $1.5 million that did not exist in 2005.

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

In 2006 Navios Holdings paid $108.1 million for the acquisition of one vessel and five purchase option vessels. In 2005 Navios Holdings paid $110.8 million for the acquisition of three vessels and two purchase option vessels.

In 2006 the Company made a $2.1 million deposit in connection with the exercised option for the acquisition of vessel Navios Hyperion, which was delivered on February 26, 2007. In 2005 the Company had made an $8.3 million deposit for the acquisition of four purchase option vessels all of which were delivered in 2006.

Purchase of property and equipment of $1.3 million for the year ended December 31, 2006 and $4.6 million for the same period in 2005 represent, in most part, the amounts paid by Navios Holdings in accordance with the terms of the purchase agreement for the construction for the new horizontal silo with ancillary equipment during 2005.

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

Adjusted EBITDA:    EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and because Navios Holdings believes that Adjusted EBITDA presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses Adjusted EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under US GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs, and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.

Adjusted EBITDA increased by $246.7 million to $349.9 million for the year ended December 31, 2007 as compared to $103.2 million for the same period of 2006. This $246.7 million increase in Adjusted EBITDA was primarily due to (a) $167.5 million gain relating to the sale of assets to Navios Partners, (b) a $6.6 million increase in gain from FFAs, (c) a $553.1 million increase in revenue, (d) a $3.5 million increase in interest income from investments in finance leases, (e) a $1.3 million increase in equity in net earnings of affiliated companies and joint venture and (f) a $6.2 million decrease in provision for losses on accounts receivable. The above overall favorable variance of $738.2 million was mitigated by (a) the increase in time charter, voyage and port terminal expenses by $473.4 million, (b) the increase in general and administrative expenses by $7.4 million (excluding the share based compensation expenses of $0.6 million), (c) the $7.7 million increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of ownership days to 6,473 days in 2007 compared to 3,979 days for the same period in 2006 and (d) the 3.0 million increase in net other expense.

Adjusted EBITDA increased by $21.0 million to $103.2 million for the year ended December 31, 2006 as compared to $82.2 million for the same period of 2005. This $21.0 million increase in Adjusted EBITDA was primarily due to (a) a 19.7 million increase in gains from FFAs and (b) a $46.6 million reduction in time charter and voyage and port terminal expenses as discussed in the section ‘‘Period over Period Comparisons’’. The above overall favorable variance of $66.3 million was mitigated by the decrease in revenues by $28.9 million for the reasons explained in the section ‘‘Period over Period Comparisons’’ and the $ 11.0 million increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) as a result of the increase of owned fleet and the provision for a doubtful receivable of $5.4 million.

Long Term Debt Obligations and Credit Arrangements:

The senior secured credit facility with HSH Nordbank AG dated July 12, 2005, was established by ISE to provide a portion of the funds necessary to acquire Navios Holdings, and was assumed by Navios Holdings in the acquisition/reincorporation. Of the $514.4 million borrowed under this facility on August 25, 2005, $412.0 million was used in connection with the acquisition of Navios Holdings and the balance for general working capital requirements. On December 21, 2005, Navios Holdings revised the terms of its credit facility with HSH Nordbank AG for $649.0 million which restructured the balance of the above facility of $435 million as of that date and also provided additional funds of $214.0 million to finance the acquisition of six vessels through the exercise of purchase options and the acquisition of four Panamax vessels from Maritime Enterprise Management S.A.

In December 2006 Navios Holdings repaid $290.0 million of the above facility from the net proceeds of the senior notes discussed below while the balance of the facility remaining at December 31, 2006 was fully repaid from the proceeds of a syndicated loan taken in February 2007.

On December 21, 2005 and in connection with the senior secured credit facility discussed above, Navios Holdings entered into an ISDA (International Swap Dealer Association, Inc.) Agreement (amended in February 2007 in connection with the secured loan facility) with HSH Nordbank AG, providing for (a) interest rate swaps whereas the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $171.0 million and de-escalating down to $100.5 million following the loan repayment schedule) and 5.52% (this contract applies for the period from December 2007 to September 2009 on notional amounts starting at $79.4 million and de-escalating down to $14.8 million following the loan repayment schedule), and (b)interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82.0 million and de-escalating down to $13.3 million following the loan repayment schedule). The ISDA Agreement is bound by the same securities as the senior secured loan facility discussed in the preceding paragraph.

In December 2006, the Company issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under ‘‘Liquidity and Capital Resources’’ above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than the Uruguayan subsidiary, Corporacion Navios Sociedad Anonima. At any time before December 15, 2009, the Company may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and, (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt.

In February 2007, Navios Holdings entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million Revolver Facility. The Term Loan Facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The Revolver Facility is available for future acquisitions and general corporate and working capital purposes. The interest rate of the new facility is LIBOR plus a spread ranging from 65 and 125 bps as defined in the agreement.

The secured loan facility contains covenants similar to those of the senior notes discussed above. It also requires compliance with financial covenants including, specified security value maintenance to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

Upon acquisition of Kleimar the following loans were assumed:

On April 28, 2004, Kleimar entered into a $40.0 million credit facility with Fortis Bank and Dexia Bank maturing in February 2012. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances.

On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel maturing in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances.

On April 22, 2005 Kleimar entered into a $17.8 million loan agreement for the purchase of a vessel. The Company was responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid on March 31, 2007.

In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement. The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels, the loan also requires compliance with certain financial covenants.

The maturity table below reflects the principal payments of the all credit facilities outstanding balance as of December 31, 2007 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities discussed in the previous paragraphs and the outstanding amount due under the senior notes.

Year	Amount in million of USD
2008	14.2
2009	14.2
2010	30.7
2011	14.5
2012	12.6
2013 and thereafter	529.7
615.9

In March 2008, Navios Logistics agreed a Term Loan of $70.0 million with Marfin Egnatia Bank S.A. in order to finance its fleet expansion. The interest rate of the loan is LIBOR plus a margin of 175 basis points.

Working Capital Position:    On December 31, 2007, Navios Holdings’ current assets totaled $848.2 million, while current liabilities totaled $450.5 million, resulting in a positive working capital position of $397.7 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2008 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2008.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Concentration of Credit Risk:    Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2007 no customer from the vessel operations segment accounted for more than 10.0% of Navios Holdings’ revenue, for the year ended December 31, 2006, two customers from the vessel operations segment accounted for approximately 10.0% and 12.3% each of Navios Holdings’ revenue, respectively, and for the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005, two customers from the vessel operations segment accounted for approximately 14.8% and 11.9% each of Navios Holdings’ revenue, respectively.

Effects of Inflation:    Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, dry docking expenses and corporate overhead.

C.    Research and development, patents and licenses, etc.

Not applicable.

D.    Trend information

Not applicable.

E.    Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the year ended December 31, 2007, future minimum rental payments under Navios Holdings’ non-cancelable operating leases are disclosed in Navios Holdings’ Consolidated Financial Statements. As of December 31, 2007, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.7 million issued by various banks in favor of various organizations. These are collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued guarantees to third parties totaling $3.5 million at December 31, 2007, as compared to $3.7 million at December 31, 2006, pursuant to which Navios Holdings irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was August 30, 2007.

F.     Contractual Obligations as at December 31, 2007 (Successor):

Payment due by period ($ in millions)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt(i)	615.9	14.2	44.9	27.1	529.7
Operating Lease Obligations (Time Charters)(ii)	1,658.5	125.9	275.1	305.3	952.2
Rent Obligations(iii)	14.1	1.5	3.0	2.5	7.1

(i)	The amount identified does not include interest costs associated with the outstanding senior secured credit facility which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 0.65% to 1.25% per annum.
(ii)	As further discussed in the paragraph, Exercise of Vessel Purchase Options, Navios Holdings has exercised the purchase option to acquire Navios Aurora. Following the acquisition of this vessel, Operating Lease Obligations (Time Charters) will be (in millions): (i) $1,651.4 in total; (ii) $123.1, less than a year; (iii) $270.8, 1-3 years; (iv) $305.3, 3-5 years; and (v) $952.2, more than 5 years.
(iii)	On January 2, 2006, the Company relocated its headquarters to new premises in Piraeus, Greece leased by Navios Holdings’ subsidiaries. The relocation of the Norwalk office has not yet been implemented. In October 2006, the Company signed an agreement with a third party to sublease approximately 2,000 square feet of its Norwalk office. Kleimar has leased approximately 239 square meters to locate its offices. In October 2007, a subsidiary of Navios Holdings’ leased additional space for its offices in Piraeus. The table above incorporates only the lease obligation of the offices indicated above. Minimum payments have not been reduced by minimum sublease rentals of a total amount of $289 due until the end if the sublease agreement, under a non cancelable sublease.

Recent Accounting Pronouncements

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No.48 (FIN 48) ‘‘Accounting for Uncertainty in Income Taxed — an interpretation of SFAS 109’’. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not have a material impact to the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except as amended by FASB position (FSP) SFAS 157-1 and FSP SFAS 157-2 as described further below. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008. In February 2008, the FASB issued FSP SFAS 157-1, ‘‘Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions’’ and FSP SFAS 157-2, ‘‘Effective Date of FASB Statement No. 157’’. FSP SFAS 157-1 removes leasing from the scope of SFAS No. 157, ‘‘Fair Value Measurements’’. FSP SFAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

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

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141(R)) ‘‘Business Combinations’’. SFAS 141(R) replaces FASB Statement No. 141 Business Combinations. SFAS 141(R) retains the fundamental requirements in FASB 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination and defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control.  This statement will be effective for the Company for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that begins on or after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 141(R) in its consolidated financial statements.

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) ‘‘Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51’’. SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity.  SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company’s consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (SAB 110) ‘‘Certain Assumptions Used In Valuation Methods’’. SAB 110 provides guidance regarding the use of a ‘‘simplified’’ method, as discussed in Staff Accounting Bulletin No. 107 (SAB 107), in developing an estimate of expected term of ‘‘plain vanilla’’ share options in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. In particular, SAB 107 indicates that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g., employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, SAB 107 states that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The SEC understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the SEC will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. SAB 110 will be effective for the Company for the fiscal year beginning on January 1, 2008. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) ‘‘Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133’’. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on the Company’s consolidated financial statements.

Critical Accounting Policies

The Navios Holdings’ consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.

Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. Navios Holdings has described below what it believes are its most critical accounting policies that involve a high degree of judgment and the methods of their application. For a description of all of Navios Holdings’ significant accounting policies, see Note 2 to the Consolidated Financial Statements, included herein.

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

The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of income. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($2.9 million and $4.0 million losses for each of the years ended December 31, 2007 and 2006, respectively) are recorded in the statement of income under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2007, which is expected to be reclassified to earnings during the next twelve months is estimated at $19.9 million. For the years ended December 31, 2007 and 2006, the losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that have been reclassified to earnings amounted to $9.8 million and $4.2 million, respectively. At December 31, 2006 none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting. The Company classifies cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

Stock-based compensation:    On October 18, 2007 the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with the Company’s stock option plan for its employees, Officers and Directors. The Company awarded restricted stock to its employees and stock options to its executives, based on service conditions only, which vest over two years and three years, respectively.

The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

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

Vessels, net:    In connection with the acquisition/reincorporation, vessels owned by Navios Holdings (Predecessor) were recorded at fair market values as of August 25, 2005. Vessels acquisitions subsequent to that date are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.

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

The intangible asset associated with the favorable lease terms includes an amount of $57.2 million related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2007 and 2006, $8.6 million and $6.5 million respectively, had been transferred to the acquisition cost of vessels. The intangible liability associated with the unfavorable lease terms includes an amount of $15.9 million related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel. As of December 31, 2007 and 2006, no purchase options held by third parties have been exercised.

Item 6.    Directors, Senior Management and Employees

A.    Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	43	Chairman of the Board and Chief Executive Officer
George Achniotis	43	Chief Financial Officer
Ted C. Petrone	53	President of Navios Corporation and Director
Michael E. McClure	61	Senior Vice President – Corporate Affairs
Vasiliki Papaefthymiou	39	Executive Vice President – Legal, Secretary and Director
Anna Kalathakis	37	Senior Vice President – Legal Risk Management
Shunji Sasada*	50	Chief Operating Officer – Navios Corporation
Ruben Martinez Baeza*	49	General Manager of Corporacion Navios S.A.
Spyridon Magoulas	54	Director
John Stratakis	43	Director
Rex W. Harrington	75	Director
Allan Shaw	44	Director

*	Significant employee

Angeliki Frangou has been Navios Holdings’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Holdings by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE from September 2004 until ISE’s acquisition of and merger into Navios Holdings. Ms. Frangou was chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece, that specializes in the management of dry cargo vessels of various types and sizes, from the time she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York, from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, from April 2004 to July 2005. Ms. Frangou is currently the Chairman and Chief Executive Officer of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. Ms. Frangou is the Chairman of the board of directors of IRF European Finance Investments Ltd., listed on the AIM of the London Stock Exchange. She is also chairman of the board of directors of Proton Bank, based in Athens, Greece. Ms. Frangou is a member of the Mediterranean Committee of the China Classification Society and member of the Hellenic and Black Sea Committee of Bureau Veritas. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a Partner at PricewaterhouseCoopers in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently the Executive Vice President – Business Development of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became a director in May 2007 having become President of Navios Corporation in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone served in the Maritime Industry for 30 years, of which 27 were with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone was responsible for all the aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He served as a third Mate aboard U.S. Navy (Military Sealift Command) tankers for one year.

Michael E. McClure has been Senior Vice President – Corporate Affairs since April 2007 having been the Chief Financial Officer of Navios Holdings since October 1, 2005. Prior to that date, Mr. McClure was Vice President – Research & Risk Management of Navios Corporation where he was responsible for derivative trading strategies, economic research and various commercial functions. Mr. McClure joined Navios Holdings in 1978 while the company was a wholly owned subsidiary of U. S. Steel. He has held various positions throughout the company including Manager of Financial Analysis and Director of South American Transportation Projects, which included Navios Holdings’ owned port facility in Uruguay and its commercial lead in Venezuela and Columbia. Mr. McClure is currently the Chief Financial Officer of Navios Maritime Partners L.P, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure holds an MBA from Marquette University and an economics degree from St. Mary’s University.

Vasiliki Papaefthymiou has been Navios Holdings’ board of directors since its inception, prior being a member of the board of directors at ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises since October 2001, where she has advised that company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received an undergraduate degree from the Law School of the University of Athens and a masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is also admitted to practice before the Bar in Piraeus, Greece.

Anna Kalathakis has been Senior Vice President – Legal Risk Management of Navios Holdings since December 8, 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of a Bilbrough & Co LTD and an associate director of the company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a US maritime law firm in New Orleans, having qualified as a lawyer in Louisiana in 1995, and also in a similar capacity for a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus BAR, Greece in 2003. She has studied International Relations in Georgetown University, Washington DC (1991). She holds an MBA from European University in Brussels (1992) and A JD from Tulane Law School (1995).

Shunji Sasada became Chief Operating Officer, Navios Corporation in June 2007. Previously as Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long term chartered-in and owned tonnage. Mr. Sasada remains President of Navimax Corporation, the Ultra-Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (‘‘MOSK’’). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 – 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra-Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. He is a graduated of Keio University, Tokyo, with a BA degree in Business.

Ruben Martínez Baeza was appointed General Manager of Corporación Navios S.A. in 2005. He has been working with Navios Holdings since 1989 after graduating as Mechanical Industrial Engineer from the University of the Republic at Montevideo, Uruguay. Beginning as a Mechanical Engineer at Navios Holdings’ Port Terminal at Nueva Palmira, Uruguay, he has been promoted to several positions inside the company. Having special training in maintenance and asset management, he has been involved in several Port development and investments on the Terminal over the years.

Spyridon Magoulas has been a member of Navios Holdings’ board of directors since its inception, prior being a member of the board of directors at ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm in the dry cargo vessel business based in Piraeus, Greece, and has served as the managing director of that company since its formation in 1994. From 1982 to 1993, Mr. Magoulas was a chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served at Orion and Global Chartering Inc. in New York. Mr. Magoulas also is a member of the Association of Ship Brokers and Agents in the United States. Mr. Magoulas received a bachelors degree in economics (honors) from the City University of New York, New York, a masters degree in transportation management from the Maritime College in New York and a masters degree in political economy the New School for Social Research in New York, New York. In addition to his role on the Board of Directors, Mr. Magoulas will also serve as a member of the Audit Committee, the Compensation Committee and the Nominating & Gvernance Committee. Mr. Magoulas is an independent director.

John Stratakis has been a member of Navios Holdings’ board of directors since its inception, prior being a member of the board of directors at ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis, Gonzalez & Weichert, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the Treasurer of the Hellenic – American Chamber of Commerce in New York since 2000. Mr. Stratakis received a bachelor of arts (summa cum laude) from Trinity College and a juris doctor degree from Washington College of Law – American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis will also serve as a member of the Nominating & Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.

Rex W. Harrington has been a member of Navios Holdings’ board of directors since October 25 2005. Mr. Harrington served as shipping advisor to the Royal Bank of Scotland plc from his retirement in 1998 until 2001.  Mr. Harrington served as Director of Shipping of the Royal Bank of Scotland plc from 1990 to 1998, Assistant General Manager, Shipping from 1980 to 1990 and Senior Manager, Shipping  from 1973 to 1980.  From 1969 to 1973 Mr. Harrington served as an executive of Baring Bothers & Co., Ltd., an international merchant banking firm, and from 1957 to 1969 served in various capacities in the Bank of England.  Mr. Harrington currently serves as a director of General Maritime Corporation., a company listed on the New York Stock Exchange and is a senior consultant to the Bank of America on shipping.  He is a member of the General Committee of Lloyds Register, the London Advisory Panel of InterCargo and the Baltic Exchange.  Mr. Harrington is a deputy chairman of the International Maritime Industries Forum.  He was a director of Dampskibsselspaket TORM, a company listed on the NASDAQ  National Market and the Copenhagen Stock Exchange from 2003 to 2006, Clarksons (International Shipbrokers) 1995 to 1998, a director of Lloyd’s Register from 1994 to 1999. Mr. Harrington has a Masters degree from the University of Oxford. In addition to his role on the Board of Directors, Mr. Harrington will also serve as Chairman of the Nominating & Governance Committee and a member of the Audit Committee. Mr. Harrington is an independent director.

Allan Shaw has been a member of Navios Holdings’ board of directors since October 25, 2005 and has over 20 years of financial management experience.  Mr. Shaw is the Founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm.

From November 2002 to April 2004, Mr. Shaw was the Chief Financial Officer and Executive Management Board Member at Serono International S.A., a global biotechnology company.  Prior to joining Serono, Mr. Shaw was with Viatel Inc., an international telecommunications company, where he was a member of the Board of Directors and Chief Financial Officer. Mr. Shaw, a United States Certified Public Accountant, was also a manager with Deloitte & Touche and received a Bachelor of Science degree from the State University of New York, Oswego in 1986. In addition to his role on the Board of Directors, Mr. Shaw will also serve as Chairman of the Audit Committee and the Chairman of the Compensation Committee. Mr. Shaw is an independent director.

B.    Compensation

The aggregate annual compensation paid to our current executive officers was approximately $3,135,339 for the year ended December 31, 2007. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $40,828. In December 2006, our shareholders approved the adoption of the Navios Maritime Holding Inc. 2006 Employee, Directors and Consultants Stock Plan. The stock plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. As of the filing of this Report on Form 20-F, 288,000 stock options and 147,264 shares of restricted stock have been issued under the 2006 Plan. Restricted stock is granted to employees and is restricted for a two year period. This restriction lapses in two equal tranches over the requisite service periods of one and two years from the grant date. Stock options have been granted to executive directors only and vest in three equal tranches over the requisite period of one, two and three years from the grant date. Each option remains exercisable for 7 years after its vesting date. Non-employee directors receive annual fees in the amount of $30,000 plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, plus reimbursement of their out-of-pocket expenses and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

For the period from January 1, 2005 to August 25, 2005, Ms. Frangou was not associated with Navios Holdings and only became our Chief Executive Officer upon the acquisition of Navios Holdings by ISE. Ms. Frangou was not paid any compensation by ISE prior to its acquisition of Navios Holdings.

On May 14, 2007, Robert G. Shaw resigned from Navios Holdings’ Board of Directors. As a director of Navios Holdings, Mr. Robert G. Shaw received a $20,000 monthly payment from Navios Holdings under a consulting agreement that commenced on September 30, 2006 and continued on a monthly basis until the termination date. Under this agreement, Mr. Shaw served as a director of Navios Holdings, advised and consulted on management and business issues, and served as an officer and director of CNSA. The agreement also provided that he was eligible to receive an incentive payment for achieving substantial progress in implementing CNSA’s South American logistics initiative. On June 14, 2007, Mr. Shaw resigned from CNSA’s Board of Directors.

C.    Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Stratakis, Rex Harrington and Allan Shaw was renewed at the annual meeting of stockholders held in December 2006 and their term will expire in 2009. The term of office of the second class of directors, consisting of Ted C. Petrone and Spyridon Magoulas, was renewed at the annual meeting of stockholders held in December 2007 and their term will expire 2010. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire at the annual meeting to be held in 2008.

D.    Employees

Navios Holdings crews its vessels primarily with Greek officers, Ukrainian and Georgian officers and Filipino, Georgian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel owning subsidiaries. Navios Holdings’ Filipino seamen are referred to Navios Holdings’ fleet manager by Interorient Maritime Enterprises Inc. and Bright Maritime Corporation, two independent crewing agencies. Navios Holdings’ Ukrainian officers and seamen are referred to Navios Holdings’ fleet manager by Elvictor Management LTD, an independent crewing agent. Navios Holdings’ Georgian officers and seaman are referred to Navios Holdings’ fleet manager by Lira Maritime Ltd., an independent crewing agent. The crewing agencies handle each seaman’s training, travel, and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

With respect to shore side employees, Navios Holdings employs 15 employees in its South Norwalk, Connecticut office, 73 employees in its Piraeus, Greece office, 13 employees in its Antwerp, Belgium office and four employees in its Montevideo office, with an additional 85 employees working at the port facility in Nueva Palmira.

E.    Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 28, 2008, based on 106,433,125 shares of common stock outstanding as of such day, by:

•	Each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts as are contained in the public filings of such persons; and

•	by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them, based on publicly available filings.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)	23,258,542	21.9%
George Achniotis	*	*
Michael E. McClure	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Ted C. Petrone	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Rex Harrington	*	*
Allan Shaw	*	*
FMR LLC(3)	14,555,933	13.7%

*	Less than one percent
(1)	Unless otherwise indicated, the business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.
(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she has purchased approximately $10.0 million in value of common stock. Any such additional purchases would change the percentage owned by the initial stockholders and Ms. Frangou referred to above.
(3)	Disclaims beneficial ownership except to the extent of its pecuniary interest. The address of FMR is 82 Devonshire St., Boston, MA 02108.

Item 7.    Major Shareholders and Related Party Transactions

A.    Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 28, 2007, based on 106,433,125 shares of common stock as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based solely upon the amounts and percentages as are contained in the public filings of such persons.

Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou	23,258,542	21.9%
FMR LLC(1)	14,555,933	13.7%

(1)	Disclaims beneficial ownership except to the extent of its pecuniary interest.

B.    Related Party Transactions

Leases:    On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 0.4 million (approximately $0.6 million) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007 Navios Shipmanagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 0.4 million (approximately $0.6 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Vessel Acquisitions:    On December 19, 2005 Navios Holdings signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Company’s CEO and the Manager of the selling owning companies of the vessels below. On December 22, 2005 Navios Holdings took delivery of the first two vessels the Navios Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119.8 million (cost related to the three vessels delivered during 2005 was $95.0 million) and was funded with (a) $13.0 million ($8.5 million related to vessels delivered in 2005) of Navios Holdings’ available cash; (b) $80.3 million ($65.1 million related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares

(4,339,319 shares related to vessels delivered) of Navios Holdings authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S. (1,161,535 shares). Navios Holdings believes the terms and provisions of the purchase agreements of the vessels were the same as those that would have been available with a non-related third party.

Acropolis:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Navios Holdings has a 50% interest in Acropolis Chartering & Shipping, Inc. (‘‘Acropolis’’), a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends, will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2007 and 2006, the carrying amount of the investment was $1.0 million and $0.7 million, respectively. Dividends received for the year ended December 31, 2007 and 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 were $0.7 million, $0.6 million, $0 and $1.0 million, respectively. Commissions paid to Acropolis for each of the years ended December 31, 2007 and 2006, and the periods from August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005 were $0.4 million, $0.2 million, $0.5 million, and $0.2 million, respectively.

Stock Transactions:    On June 6, 2006, Ms. Angeliki Frangou participated in Navios Holdings’ warrant exercise transaction and paid approximately $27.3 million to Navios Holdings to exercise warrants in respect of 6,666,280 shares of common stock. Unlike the other warrant holders who participated in the warrant exercise transaction, Ms. Frangou’s shares will not be registered for resale.

Management fees:    Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the year ended December 31, 2007 amounted to $920.

General & administrative expenses:    Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2007 amounted to $161.

Balance due from affiliate:    Due from affiliate as at December 31, 2007 amounts to $4.5 million which represents the current amounts due from Navios Partners. The balance mainly consists of the IPO expenses paid on behalf of Navios Partners amounting to $3.8 million, as well as management fees, administrative service fees and other expenses amounting to $642.

C.    Interests of experts and counsel.

Not applicable.

Item 8.    Financial Information

A.    Consolidated Statements and Other Financial Information

Consolidated Financial Statements:    See Item 18.

Legal Proceedings:    Navios Holdings is not involved in any legal proceedings that it believes will have a significant effect on its business, financial position, and results of operations or liquidity.

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding can not be presently estimated, based on management’s current expectations and assumptions we have provided for $5.4 million in our 2006 financial statements and no additional provision in our 2007 financial statements. However, we do not believe this will have a material impact on our liquidity, or on our ability to make payments for principal and interest or otherwise service our debt.

From time to time, Navios Holdings may be subject to legal proceedings and claims in the ordinary course of business, involving principally commercial charterparty disputes. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Dividend Policy:    At the present time, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of the business. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also Long Term Debt Obligations and Credit Arrangements.) However, subject to the approval of the lenders, Navios Holdings’ Directors may from time to time consider the payment of dividends and have declared a quarterly cash dividend of $0.0666 per common share. On February 14, 2008, the Board of Directors has approved a 35% dividend increase from Navios Holdings’ prior quarterly dividend of $0.0666 per share to $0.09 per common share.

On February 21, 2007, the Board of Directors resolved that a dividend of approximately $5.5 million in respect of the fourth quarter of 2006 will be paid on March 30, 2007 to stockholders of record as of March 19, 2007.

On May 14, 2007, the Board of Directors resolved that a dividend of approximately $6.7 million in respect of the first quarter of 2007 will be paid on June 15, 2007 to stockholders of record as of May 31, 2007.

On August 14, 2007, the Board of Directors resolved that a dividend of approximately $6.9 million in respect of the second quarter of 2007 will be paid on September 14, 2007 to stockholders of record as of August 31, 2007.

On October 26, 2007, the Board of Directors resolved that a dividend of approximately $7.0 million in respect of the third quarter of 2007 will be paid on December 3, 2007 to stockholders of record as of November 19, 2007.

On February 14, 2008, the Board of Directors declared a dividend of approximately $9.6 million in respect of the fourth quarter of 2007 of $0.09 per common share payable on March 18, 2008 to stockholders on record as of March 10, 2008.

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

The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock, warrants and units on the New York Stock Exchange from February 22, 2007 and on Nasdaq National Market commencing from November 3, 2005 up until February 22, 2007 and prior to such time on the OTC Bulletin Board since December 10, 2004, the date our legal predecessor, ISE, first became a public company. Prior to August 25, 2005, the date ISE acquired us and subsequently merged with and into us, Navios Holdings was a privately held company and there was no public trading market for our securities and the information presented below prior to that date reflects the trading activity of ISE, our legal predecessor. The information presented subsequent to August 25, 2005, reflects the trading activity of us for the period subsequent to us becoming a publicly traded company. Prior to December 10, 2004, there was no established public trading market for our common stock.

On March 28, 2008, the closing price of our common stock and warrants was $9.80 and $5.19, respectively. The quotations listed below reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a)    For the three most recent full financial years: the annual high and low market prices:

	Common Stock			Warrants			Units
Year Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
December 31, 2007	$19.76	$5.21	1,087,737	$14.75	$0.87	112,107	$14.90	$6.91	17,363
December 31, 2006	$5.56	$5.18	1,380,500	$1.12	$0.29	83,527	$13.59	$4.35	27,276
December 31, 2005	$4.83	$4.51	56,700	$1.25	$0.58	69,453	$5.96	$5.57	109,900

(b)    For the two most recent full financial years and any subsequent period: the high and low market prices for each financial quarter:

	Common Stock			Warrants			Units
Quarter Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
March 31, 2006	$5.12	$4.34	97,772	$0.63	$0.42	96,333	$6.90	$5.26	51,159
June 30, 2006	$4.59	$4.37	29,700	$0.58	$0.29	62,614	$6.00	$4.35	32,369
September 30, 2006	$4.85	$4.77	84,600	$0.66	$0.32	62,135	$7.57	$6.50	10,496
December 31, 2006	$5.56	$5.18	1,380,500	$1.12	$0.48	113,028	$7.57	$5.66	15,082
March 31, 2007	$8.45	$5.21	606,625	$3.42	$0.87	133,006	$14.90	$6.91	17.363
June 30, 2007	$12.13	$7.18	833,629	$7.07	$2.50	136,963	$—	—	—
September 30, 2007	$15.51	$9.43	1,252,452	$10.50	$4.50	122,390	$—	—	—
December 31, 2007	$19.76	$11.31	1,634,292	$14.75	$6.60	57,597	$—	—	—

(c)    For the most recent six months: the high and low market prices for each month:

	Common Stock			Warrants
Month Ended	High	Low	Average Daily Trading Volume	High	Low	Average Daily Trading Volume
February 2008	$12.99	$10.38	930,820	$8.12	$5.50	16,415
January 2008	$12.65	$7.74	1,443,800	$7.80	$3.35	19,010
December 2007	$14.73	$11.31	944,240	$10.04	$6.68	28,390
November 2007	$18.15	$11.54	1,881,329	$13.10	$6.60	50,557
October 2007	$19.76	$13.10	2,008,783	$14.75	$8.20	89,422
September 2007	$13.49	$11.10	1,302,058	$8.48	$6.25	80,363

Item 10.    Additional Information

A.    Share Capital

Not applicable.

B.    Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1/A, filed with the Securities and Exchange Commission on June 6, 2006 with file number 333-129382 and Exhibit 99.1 of Form 6-K, filed with the Securities and Exchange Commission on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference.

C.    Material Contracts

Please refer to Item 5.B for a discussion of our option agreement to purchase 21 chartered-in vessels and eight newbuild Capesize vessels and to Item 5.F for a discussion of the long term debt, the operating lease obligations and the rent obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

D.    Exchange controls

Under the laws of the of the Marshall Islands, Uruguay, Liberia, Panama, Belgium, Luxembourg and Malta the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

E.    Taxation

Marshall Islands Tax Considerations

Navios Holdings is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios Holdings will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

Other Tax Jurisdictions

Certain of Navios Holdings’ subsidiaries are incorporated in countries which impose taxes, such as Malta and Belgium, however such taxes are immaterial to Navios Holdings’ operations.

Federal Income Tax Consequences

General

The following discussion addresses certain United States federal income tax aspects of our business and to the holders of our warrants and common stock. It does not address other tax aspects (including issues arising under state, local and foreign tax laws other than the Marshall Islands), nor does it attempt to address the specific circumstances of any particular stockholder of Navios Holdings.

United States Federal Income Tax Considerations

Taxation of Operating Income: In General

Navios Holdings is incorporated under the laws of the Marshall Islands. Accordingly, it will be taxed as a foreign corporation by the United States. If Navios Holdings were taxed as a United States corporation, it could be subject to substantially greater United States income tax than contemplated below. See ‘‘Risk Factors’’.

In general, a foreign corporation is subject to United States tax on income that is treated as derived from US source income or that is effectively connected income. Based on its current plans, however, Navios Holdings expects that its income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under Section 883 of the Code and the Shipping and Aircraft Agreement between the United States and the Marshall Islands, and that it will have no effectively connected income. Accordingly, Navios Holdings does not expect to be subject to federal income tax on any of its income.

If Navios Holdings is taxed as a foreign corporation and the benefits of Code Section 883 and the Shipping and Aircraft Agreement are unavailable, Navios Holdings’ United States source shipping income that is not effectively connected income would be subject to a four percent (4%) tax imposed by Section 887 of the Code on a gross basis, without the benefit of deductions. Navios Holdings believes that no more than fifty percent (50%) of Navios Holdings’ shipping income would be treated as United States source shipping income because, under Navios Holdings’ current business plan, its shipping income will be attributable to transportation which does not both begin and end in the United States. Thus, the maximum effective rate of United States federal income tax on Navios Holdings’ shipping income would never exceed two percent (2%) of gross income under the four percent (4%) gross basis tax regime.

To the extent the benefits of Code Section 883 exemption are unavailable and Navios Holdings’ international shipping income is considered to be effectively connected income, such income, net of applicable deductions, would be subject to the United States federal corporate income tax. United States corporate income tax would also apply to any other effectively connected income of Navios Holdings and to Navios Holdings’ worldwide income if it were taxed as a domestic corporation. This could result in the imposition of a tax of up to 35% on Navios Holdings’ income, except to the extent that Navios Holdings were able to take advantage of more favorable rates that may be imposed on shipping income of domestic corporations or foreign corporations. In addition, as a foreign corporation, Navios Holdings could potentially be subject to the thirty percent (30%) branch profits on effectively connected income, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid attributable to the conduct of its United States trade or business. Since Navios Holdings does not intend to have any vessel sailing to or from the United States on a regularly scheduled basis, Navios Holdings believes that none of its international shipping income will be effectively connected income.

United States Taxation of Gain on Sale of Vessels

Regardless of whether Navios Holdings qualifies for exemption under Code Section 883, it will not be subject to United States federal income taxation with respect to gain realized on a sale of a vessel, provided that the sale is considered to occur outside of the United States as defined under United States federal income tax principles. In general, a sale of a vessel will be considered to occur outside of the United States for this purpose if title to the vessel, and risk of loss with respect to the vessel, pass to the buyer outside of the United States. It is expected that any sale of a vessel by Navios Holdings will be considered to occur outside of the United States.

United States Federal Income Taxation of US Holders

As used herein, the term ‘‘US Holder’’ means a beneficial owner of common stock who

•	is an individual United States citizen or resident, a United States corporation or other United States entity taxable as a corporation, an estate of which the income is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust;

•	owns Navios Holdings common stock as a capital asset; and

•	owns less than ten percent (10%) of Navios Holdings’ common stock for United States federal income tax purposes.

If a partnership holds Navios Holdings common stock, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding Navios Holdings common stock, you should consult your tax advisor.

Tax Treatment of the Warrants

A US Holder generally will not recognize gain or loss upon exercise of a warrant, except with respect to any cash received in lieu of a fractional share. The US Holder will have a tax basis in the shares of Navios Holdings common stock received on exercise of the warrant equal to the sum of the US Holder’s tax basis in the warrant and the exercise price paid in respect of the exercise. The holding period of common stock received upon the exercise of a warrant will begin on the day the warrant is exercised. If a warrant expires without being exercised, a US Holder will recognize a capital loss in an amount equal to the US Holder’s tax basis in the warrant.

Generally, a US Holder’s tax basis in a warrant will equal the amount paid by the US Holder to acquire the warrant. The warrants were originally issued as part of a unit comprised of one share of Navios Holdings common stock and two warrants. If a US Holder acquired a warrant as part of such a unit, the amount paid for the warrant is the portion of the amount paid for the unit allocable to the warrant, based on the relative fair market values of the warrant and the Navios Holdings common stock comprising the unit on the date of acquisition. By analogy to other provisions of the Code, Navios Holdings’ allocation of the value of the warrant may be binding on US Holders who acquired their warrants at original issue, but not on the Internal Revenue Service, unless the US Holder explicitly discloses a contrary position in a statement attached to the US Holder’s timely filed United States federal income tax return for the taxable year in which the US Holder acquired the unit.

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

See also discussion under ‘‘United States Federal Income Taxation of US Holders — Sale, Exchange or other Disposition of Common Stock or Warrants’’.

Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive foreign investment companies (PFICs) below, distributions made by Navios Holdings with respect to Navios Holdings common stock to a US Holder will generally constitute dividends to the extent of Navios Holdings’ current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the US Holder’s gross income. Distributions in excess of such earnings and profits will first be treated as a non-taxable return of capital to the extent of the US Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios Holdings is not a United States corporation, US Holders that are corporations will not be entitled to claim a dividends received deduction with respect to any distributions it receives from Navios Holdings. Dividends paid with respect to Navios Holdings’ common stock will generally be treated as ‘‘passive income’’ for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on Navios Holdings common stock to a US Holder who is an individual, trust or estate, a US Non-Corporate Holder, will, under current law, generally be treated as ‘‘qualified dividend income’’ that is taxable to such US Non-Corporate Holder a preferential tax rates (through 2010), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) the dividend income is not required to be included in gross income under the controlled foreign corporation rules; (3) Navios Holdings is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios Holdings does not believe it is or will be); (4) the US Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (5) the US Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any ‘‘extraordinary dividend’’ generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock paid by Navios Holdings. If Navios Holdings pays an ‘‘extraordinary dividend’’ on its common stock that is treated as ‘‘qualified dividend income’’, then any loss derived by a US Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

There is no assurance that any dividends paid on Navios Holdings common stock will be eligible for these preferential rates in the hands of a US Non-Corporate Holder, although Navios Holdings believes that they will be so eligible. Any dividends out of earnings and profits Navios Holdings pays, which are not eligible for these preferential rates, will be taxed as ordinary income to a US Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Stock or Warrants

Assuming Navios Holdings does not constitute with respect of a US Holder, a passive foreign investment company for any taxable year, a US Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Navios Holdings common stock or warrants in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the US Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the US Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of US Non-Corporate Holders are eligible for reduced rates of taxation. A US Holder’s ability to deduct capital losses is subject to certain limitations. See, ‘‘United States Federal Income Tax Considerations United States Tax Consequences’’ above, for a discussion of certain tax basis and holding period issues related to Navios Holdings common stock.

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

Navios Holdings believes that it will not be a passive foreign investment company because it believes that its shipping income is not passive income and most of its assets will be held for the production of non-passive income.

Since there is no legal authority directly on point, however, the IRS or a court could disagree with Navios Holdings’ position and treat its shipping income and/or shipping assets as passive income or as producing or held to produce passive income. In addition, although Navios Holdings intends to conduct its affairs in a manner that would avoid Navios Holdings being classified as a passive foreign investment company with respect to any taxable year, it cannot ensure that the nature of its operations will not change in the future.

United States Federal Income Taxation of Non-US Holders

A beneficial owner of common stock (other than a partnership) that is not a US Holder is referred to herein as a Non-US Holder.

Dividends on Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios Holdings common stock, unless that income is effectively connected with the Non-US Holder’s conduct of a trade or business in the United States. If the Non-US Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-US Holder in the United States. In the event that Navios Holdings were to be taxed as a United States corporation, dividends received by Non-US Holders could be subject to United States withholding tax. See discussion above under ‘‘United States Tax Consequences Taxation of Operating Income: In General’’.

Sale, Exchange or other Disposition of Common Stock

Non-US Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Navios Holdings’ common stock or warrants, unless:

•	the gain is effectively connected with the Non-US Holder’s conduct of a trade or business in the United States (and, if the Non-US Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-US Holder in the United States); or

•	the Non-US Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or is otherwise treated as a United States resident for income tax purposes and other conditions are met.

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

Non-US Holders may be required to establish their exemption from information reporting and backup withholding by certifying their status on IRS Form W-8ECI or W-8IMY, as applicable.

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

Item 11.    Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFA’s (for charter rate risk).

Interest Rate Risk:

Debt Instruments – On December 31, 2007 and December 31, 2006, Navios Holdings had a total of $615.9 million and $570.1 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes discussed ‘‘Liquidity and Capital Resources’’ that bears interest at fixed rate.

A new senior secured credit facility with HSH Nordbank AG, established by ISE to provide a portion of the funds necessary to acquire Navios Holdings, was assumed by Navios Holdings in the acquisition/reincorporation. $514.4 million was borrowed under this facility on August 25, 2005. The loan was restructured on December 21, 2005, by a new credit facility with HSH Nordbank AG of $649 million. Of this amount $435 million were fully utilized to refinance the balance of the previous facility while the balance of $214 million was utilized for the acquisition of 10 new vessels. As of December 31, 2005, the Company had drawn down $105.9 million for the acquisition of vessels. In December 2006, the Company issued $300.0 million senior notes due 2014. Part of the net proceeds of approximately $290.0 million were used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under ‘‘Overview’’ above.

In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The amount available under the revolver facility as of December 31, 2007 was $120.0 million. The interest rate of the facility is LIBOR plus a spread ranging from 65 to 125 basis points as defined in the agreement.

In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2007, the amount drawn was $17.0 million. The facility is repayable upon delivery of the Capesize vessels. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would have no effect on their value. The interest rate on the senior notes is fixed and, therefore, changes in interest rates affect their value which as of December 31, 2007 was $298.1 million. Amounts drawn under the facilities and the senior notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2007 by $3.2 million.

Interest Rate Swaps – Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.

At December 31, 2007, Navios Holdings had the following swaps outstanding:

a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $0.7 million to terminate these agreements as of December 31, 2007. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.4 million as of December 31, 2007, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	On December 21, 2005 and in connection with the senior secured credit facility, Navios Holdings entered into an International Swap Dealer Association, Inc., or ISDA Agreement with HSH Nordbank AG, providing for interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82 million and de-escalated down to $13.25 million following the loan repayment schedule).

c)	In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility as above. The ISDA agreement is secured by the same collateral as the secured credit facility discussed in the preceding paragraph.

d)	One swap with Fortis Bank and two swaps with Dexia Bank Belgium with a total notional amount of $34.0 million. The swaps were entered into at May 2004 and August 2005 and mature in 2009 and 2010. Navios Holdings estimates that it would have to pay $0.2 million to terminate these agreements as of December 31, 2007. The swaps exchange LIBOR with fixed rates varying from 3.95% to 4.525%.

At December 31, 2006, Navios Holdings had the following swaps outstanding:

a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010 in the respective amounts of $10.9 million and $9.5 million. Navios Holdings estimates that it would have to pay $0.3 million to terminate these agreements as of December 31, 2006. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $1.9 million as of December 31, 2006, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	On December 21, 2005 and in connection with the senior secured credit facility, Navios Holdings entered into an International Swap Dealer Association, Inc., or ISDA Agreement with HSH Nordbank AG, providing for (a) interest rate swaps according to which the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $171 million and de-escalated down to $100.5 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82 million and de-escalated down to $13.25 million following the loan repayment schedule).

c)	In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility as above. The ISDA agreement is secured by the same collateral as the secured credit facility discussed in the preceding paragraph.

FFAs Derivative Risk:

Forward Freight Agreements (FFAs) – Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that

Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in ‘‘Accumulated Other Comprehensive Income/(Loss)’’, is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($2.9 million and $4.0 million loss for the year ended December 31, 2007 and 2006, respectively), are recorded in the statement of income under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ will be reclassified to earnings under ‘‘Revenue’’ in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2007, which is expected to be reclassified to earnings during the next twelve months is estimated to be $19.9 million. For the years ended December 31, 2007 and 2006, $9.8 million and $4.2 million of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ had been reclassified to earnings. At December 31, 2005 none of the FFAs qualified for hedge accounting and, accordingly, all gains or losses from FFAs have been recorded in the statement of income.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was one position deemed to be open as of December 31, 2007, a ten percent change in underlying freight market indices would have a $0.1 million effect on net income per year.

Item 12.    Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

A.    Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Act of 1934, as amended (the ‘‘Exchange Act’’), of the effectiveness of our disclosure controls and procedures as of December 31, 2007. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2007.

Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.

B.    Management’s annual report on internal control over financial reporting

The management of Navios Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Holdings’ internal control system was designed to provide reasonable assurance to Navios Holdings’ management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2007. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. Based on its assessment, management believes that, as of December 31, 2007, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

We have excluded from the assessment of our internal control over financial reporting, the internal controls of Kleimar. We acquired Kleimar on February 2, 2007 through our wholly owned subsidiary NAV Holdings Limited. Kleimar is consolidated in our financial statements for the year 2007, only as of February 2, 2007. The total consolidated assets of Kleimar as of December 31, 2007 were $483.1 million, which represented 24.5% of our total consolidated assets as of December 31, 2007. Revenue and net income of Kleimar for the period from February 2, 2007 to December 31, 2007, for which we consolidated Kleimar in our financial statements for 2007, were $343.5 million and $4.8 million, respectively and represented 45.3% and 1.8%, respectively of our total revenue and our total net income for the year ended December 31, 2007. Kleimar makes up a large portion of our total consolidated revenue, but a small portion of our consolidated net income because of its nature of operations (spot market). For the year ending December 31, 2008 our evaluation of internal control over financial reporting will be appropriately expanded to cover the internal controls of Kleimar in accordance with the applicable laws of the United States and SEC regulations.

Navios Holdings’ independent registered public accounting firm has issued an audit report on Navios Holdings’ internal control over financial reporting.

C.    Attestation report of the registered public accounting firm

Navios Holdings’ independent registered public accounting firm has issued an audit report on Navios Holdings’ internal control over financial reporting. This report appears on Page F-2 of the consolidated financial statements.

D.    Changes in internal control over financial reporting

There have no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this annual report that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 16A.	Audit Committee financial expert

Navios Holdings’ Audit Committee consists of three independent directors, Spyridon Magoulas, Rex Harrington and Allan Shaw. The Company’s Board of Directors has determined that Allan Shaw is an ‘‘audit committee financial expert’’ as defined in the instructions of Item 16A of Form 20-F. Mr. Shaw is a United States – Certified Public Accountant and ‘‘independent’’ as determined in accordance with SEC rules.

Item 16B.	Code of Ethics

Navios Holdings has adopted a code of ethics applicable to officers, directors and employees of Navios Holdings that complies with applicable guidelines issued by the SEC. The Navios Code of Corporate Conduct and Ethics is available for review on Navios Holdings’ website at www.navios.com.

Item 16C.	Principal Accountant Fees and Services

Our principal Accountants for fiscal year 2007 and 2006 were PricewaterhouseCoopers S.A. The audit fees for the audit of fiscal years 2007 and 2006 were $1.6 million and $1.1 million, respectively. The audit related fees for fiscal years 2007 and 2006 were $0 million and $0.1 million, respectively. There was no tax or other fees billed in 2007 and 2006.

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

Not applicable.

PART III

Item 17.    Financial Statements

See Item 18.

Item 18.    Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-56 and are filed as part of this annual report.

Item 19.    Exhibits

1.1	Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
1.2	Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
1.3	Articles of Amendment of Articles of Incorporation (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007)
2.1	Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
2.2	Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
2.3	Specimen Warrant Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and International Shipping Enterprises, Inc., the legal predecessor of Navios Holdings (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
4.1	Plan and Agreement of Merger, dated as of August 25, 2005, between International Shipping Enterprises, Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.2	Form of Stock Escrow Agreement between International Shipping Enterprises, Inc., the legal predecessor of Navios Holdings, Continental Stock Transfer & Trust Company and the Initial Stockholders of International Shipping Enterprises, Inc. (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
4.3	Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios Holdings, and the Initial Stockholders (Incorporated by reference to the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).
4.4	Stock Purchase Agreement, dated as of February 28, 2005, by and among International Shipping Enterprises, Inc., the legal predecessor of Navios Holdings, Navios Holdings, the Shareholders’ agent and the Shareholders of Navios Holdings (Incorporated by reference to International Shipping Enterprises, Inc.’s, the legal predecessor of Navios Holdings, Amendment No. 1 to Annual Report on Form 10-K/A filed on April 18, 2005.)

4	.4.1	List of omitted schedules to the Stock Purchase Agreement identified in Exhibit 10.3 (Incorporated by reference to pre-effective Amendment No. 2 of the Registration Statement on Form S-4 of International Shipping Enterprises, Inc. filed on June 27, 2005). The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.
4.5		Facilities Agreement for International Shipping Enterprises, Inc. with HSH Nordbank AG dated July 12, 2005 (replaced with facility identified in Exhibit 4.9) (Incorporated by reference to International Shipping Enterprise, Inc.’s, the legal predecessor of Navios Holdings, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005). The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.
4.6		Amendment to the Stock Purchase Agreement dated May 27, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.’s, the legal predecessor of Navios Holdings, Current Report on Form 8-K dated May 27, 2005 and filed on June 3, 2005).
4.7		Second Amendment to the Stock Purchase Agreement dated July 14, 2005 (Incorporated by reference to International Shipping Enterprise, Inc.’s, the legal predecessor of Navios Holdings, Current Report on Form 8-K dated July 12, 2005 and filed on July 15, 2005).
4.8		Form of Registration Rights Agreement among International Shipping Enterprises, Inc., the legal predecessor of Navios Holdings, and the initial stockholders of ISE. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.9		Facilities Agreement for Navios Maritime Holdings Inc. with HSH Nordbank AG dated December 21, 2005 (replaced with facility identified in Exhibit 4.14) (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)) The Registrant will furnish supplementally a copy of any omitted schedule to the Commission upon request.
4.10		Form of Memorandum of Agreement for vessel acquisitions executed on December 15, 2005 (Alegria, Felicity, Gemini, Libra II) (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382))
4.11		Indenture among Navios Maritime Holdings Inc., the Guarantors and Wells Fargo Bank, N.A., dated as of December 18, 2006 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on December 19, 2006)
4	.11.1	Form of 9½% Senior Exchange Note (Incorporated by reference to Exhibit 4.6 to the Registration Statement on Form F-4 of Navios Maritime Holdings Inc. (File No. 333-144027)
4.12		Registration Rights Agreement among Navios Maritime Holdings Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities Inc., Banc of America Securities LLC and S. Goldman Advisors LLC, dated as of December 18, 2006 (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on December 19, 2006)
4.13		Loan Agreement for a loan of up to US $19.5 million to Star Maritime Enterprises Corporation provided by HSH Nordbank AG, dated November 30, 2006 (Incorporated by reference to Exhibit 99.8 of the Form 6-K filed on December 19, 2006)
4.14		Facility Agreement among Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG, dated February 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on February 2, 2007)

4.15	Share Purchase Agreement among various Sellers, NAV Holdings Limited and Frederic Staelens, as representative of the Sellers, dated February 2, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on February 8, 2007)
4.16	Form of Supplemental Indenture among Navios Maritime Holdings Inc., NAV Holdings Limited, other Guarantors and Wells Fargo Bank, N.A. (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on March 7, 2007)
4.17	Second Supplemental Indenture, dated March 8, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on April 18, 2007)
4.18	Third Supplemental Indenture, dated May 2, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on June 15, 2007)
4.19	Fourth Supplemental Indenture dated August 9, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on November 26, 2007)
4.20	Fifth Supplemental Indenture dated August 9, 2007 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on November 26, 2007)
4.21	Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated November 15, 2007 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on November 26, 2007)
4.22	Release of Note Guarantee dated November 16, 2007 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on November 26, 2007)
4.23	Facility Agreement dated December 11, 2007, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $154.0 million (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on December 18, 2007)
4.24	Acquisition Agreement, dated as of December 31, 2007, by and among Navios South American Logistics Inc., Claudio Pablo Lopez, Carlos Augusto Lopez, Horacio Enrique Lopez and Horacio Alfredo Lopez, Navios Corporation and Jandick S.A. (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on January 9, 2008)
4.25	Second Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated December 24, 2007 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on March 13, 2008)
4.26	Sixth Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on March 13, 2008)
4.27	Seventh Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on March 13, 2008)
4.28	Eighth Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on March 13, 2008)
4.29	Ninth Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.5 of the Form 6-K filed on March 13, 2008)
4.30	Tenth Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.6 of the Form 6-K filed on March 13, 2008)
4.31	Eleventh Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.7 of the Form 6-K filed on March 13, 2008)
4.32	Twelfth Supplemental Indenture dated January 7, 2008 (Incorporated by reference to Exhibit 10.8 of the Form 6-K filed on March 13, 2008)

4.33	Thirteenth Supplemental Indenture dated March 11, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on March 26, 2008)
4.34	Underwriting Agreement dated May 23, 2007 by and among Navios Maritime Holdings Inc. and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representatives of the several underwriters listed therein (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007)
4.35	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007)
8.1	List of subsidiaries
12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.
23.1	Consent of PricewaterhouseCoopers S.A.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
NAVIOS MARITIME HOLDINGS INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Successor)	F-2
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (Predecessor)	F-3
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2007 AND 2006 (Successor)	F-4
CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED DECEMBER 31, 2007 AND 2006 AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), AND THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor)	F-5
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED DECEMBER 31, 2007 AND 2006 AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), AND THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor)	F-6
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY FOR EACH OF THE YEARS ENDED DECEMBER 31, 2007 AND 2006 AND FOR THE PERIOD FROM AUGUST 26, 2005 TO DECEMBER 31, 2005 (Successor), AND THE PERIOD FROM JANUARY 1, 2005 TO AUGUST 25, 2005 (Predecessor)	F-7
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-8

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc and its subsidiaries (the ‘‘Company’’) (Successor) at December 31, 2007 and December 31, 2006 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2007 and for the period from August 26, 2005 to December 31, 2005, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in ‘‘Management’s annual report on internal control over financial reporting’’, appearing in Item 15(b) of the Company’s 2007 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which was an integrated audit in 2007). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As described in ‘‘Management’s annual report on internal control over financial reporting’’, management has excluded Kleimar from its assessment as of December 31, 2007 because it was acquired by the Company in a purchase business combination during 2007. We have also excluded Kleimar from our audit of internal control over financial reporting. The total assets of Kleimar (a consolidated subsidiary of the Company) as of December 31, 2007 were $483.1 million, which represented 24.5% of consolidated total assets. Revenue and net income of Kleimar were $343.5 million and $4.8 million, respectively and represented 45.3% and 1.8%, respectively of consolidated revenue and consolidated net income for the year ended December 31, 2007.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the results of operations and cash flows of Navios Maritime Holdings Inc and its subsidiaries (Predecessor) for the period from January 1, 2005 to August 25, 2005, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece
March 22, 2006

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of US Dollars – except per share data)

	Notes	December 31, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	4, 13	$427,567	$99,658
Restricted cash	2, 13	83,697	16,224
Accounts receivable, net	6	104,968	28,235
Short term derivative asset	13	184,038	39,697
Short term backlog asset	9	2,454	5,246
Due from affiliate companies	18	4,458	—
Prepaid expenses and other current assets	7	41,063	6,809
Total current assets		848,245	195,869
Deposit for vessels acquisitions	8	208,254	2,055
Vessels, port terminal and other fixed assets, net	8, 24	425,591	505,292
Long term derivative assets	13	90	—
Deferred financing costs, net		13,017	11,454
Deferred dry dock and special survey costs, net		3,153	3,546
Investments in leased assets		58,756	—
Investments in affiliates	10, 18	1,079	749
Long term backlog asset	9	44	2,497
Trade name	9	83,393	86,202
Port terminal operating rights	9	29,179	29,954
Favorable lease terms	9	229,393	66,376
Goodwill	3	70,810	40,789
Total non-current assets		1,122,759	748,914
Total assets		$1,971,004	$944,783
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$106,665	$37,366
Accrued expenses	11	37,926	10,726
Deferred voyage revenue		31,056	4,657
Short term derivative liability	13	256,961	42,034
Deferred tax liability		3,663	—
Short term backlog liability	9	—	5,946
Current portion of long term debt	12	14,220	8,250
Total current liabilities		450,491	108,979
Senior notes, net of discount	12	298,149	297,956
Long term debt, net of current portion	12	301,680	261,856
Unfavorable lease terms	9	96,217	—
Long term liabilities	14	638	979
Deferred tax liability		53,807	—
Long term derivative liability	13	818	797
Total non-current liabilities		751,309	561,588
Total liabilities		1,201,800	670,567
Commitments and contingencies	16	—	—
Stockholders’ equity
Preferred stock – $0.0001 par value, authorized 1,000,000 shares. None issued		—	—
Common stock – $0.0001 par value, authorized 250,000,000 shares (120,000,000 as of December 31, 2006), issued and outstanding 106,412,429 and 62,088,127 as of December 31, 2007 and 2006, respectively		11	6
Additional paid-in capital		536,306	276,178
Accumulated other comprehensive loss		(19,939)	(9,816)
Retained earnings		252,826	7,848
Total stockholders’ equity		769,204	274,216
Total liabilities and stockholders’ equity		$1,971,004	$944,783

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of US Dollars – except per share data)

	Note	Successor Year Ended December 31, 2007	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005
Revenue	21	$758,420	$205,375	$76,298	$158,630
Gain (loss) on forward freight agreements	13	26,379	19,786	(2,766)	2,869
Time charter, voyage and port terminal expenses		(558,080)	(84,717)	(39,119)	(91,806)
Direct vessel expenses		(27,892)	(19,863)	(3,137)	(5,650)
General and administrative expenses		(22,551)	(14,565)	(4,582)	(9,964)
Depreciation and amortization	8, 9	(31,900)	(37,129)	(13,504)	(3,872)
Provision for losses on accounts receivable	6	—	(6,242)	(411)	—
Interest income from investments in finance lease		3,507	—	—	—
Interest income		10,819	3,832	1,163	1,350
Interest expense and finance cost, net	12	(51,089)	(47,429)	(11,892)	(1,677)
Gain on sale of assets	20	167,511	—	—	—
Other income		445	1,819	52	1,426
Other expense		(2,046)	(472)	(226)	(757)
Income before equity in net earnings of affiliate companies and joint venture		273,523	20,395	1,876	50,549
Equity in net earnings of affiliated companies and joint venture	10, 18	1,929	674	285	788
Income before taxes		$275,452	$21,069	$2,161	$51,337
Income taxes		(4,451)	—	—	—
Net income		$271,001	$21,069	$2,161	$51,337
Less:
Incremental fair value of securities offered to induce warrants exercise		(4,195)	—	—	—
Income available to common shareholders		$266,806	$21,069	$2,161	$51,337
Earnings per share, basic		$2.87	$0.38	$0.05	$58.70
Weighted average number of shares, basic	22	92,820,943	54,894,402	40,189,356	874,584
Earnings per share, diluted		$2.68	$0.38	$0.05	$58.70
Weighted average number of shares, diluted	22	99,429,533	55,529,688	45,238,554	874,584

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of US Dollars)

	Note	Successor Year Ended December 31, 2007	Successor Year Ended December 31, 2006	Successor August 26, 2005 To December 31, 2005	Predecessor January 1, 2005 To August 25, 2005
OPERATING ACTIVITIES:
Net income		$271,001	$21,069	$2,161	$51,337
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	8,9	31,900	37,129	13,504	3,872
Amortization and write-off of deferred financing cost		1,856	8,004	1,253	425
Amortization of deferred dry dock costs		1,687	1,382	143	160
Provision for losses on accounts receivable	6	—	6,024	411	(880)
Unrealized (gain)/loss on FFA derivatives	13	(12,232)	(12,484)	17,074	23,793
Unrealized (gain)/loss on foreign exchange contracts		—	(56)	(212)	338
Unrealized (gain)/loss on interest rate swaps		1,279	(85)	(384)	(403)
Share based compensation	14	566	—	—	—
Gains on sale of assets	20	(167,511)	—	—	—
Deferred taxation		4,451	—	—	—
Earnings in affiliates and joint ventures, net of dividends received	10,18	(1,251)	(92)	(285)	185
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		(67,473)	(12,138)	433	(1,005)
(Increase) decrease in accounts receivable		(76,016)	(20,556)	(9,193)	11,768
(Increase) decrease in prepaid expenses and other current assets		(29,811)	(371)	2,896	3,762
Increase in due from affiliates		(4,455)	—	—	—
Increase (decrease) in accounts payable		59,946	23,480	(1,321)	(10,172)
Increase (decrease) in accrued expenses		20,088	(527)	2,332	(1,229)
Increase (decrease) in deferred voyage revenue		26,398	(1,486)	(3,961)	(5,032)
Decrease in long term liability		(341)	(1,318)	(275)	(451)
Increase (decrease) in derivative accounts		70,419	10,937	1,505	(4,523)
Payments for dry dock and special survey costs		(2,426)	(2,480)	(1,710)	—
Net cash provided by operating activities		128,075	56,432	24,371	71,945
INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	3	(145,436)	—	—	—
Proceeds from sale of assets	20	353,300	—	—	—
Receipts from finance lease		9,049	—	—	—
Deposit on exercise of vessel purchase options	8	(188,254)	(2,055)	(8,322)	—
Acquisition of vessels	8,18	(44,510)	(108,117)	(110,831)	—
Purchase of property and equipment	8	(600)	(1,291)	(294)	(4,264)
Net cash used in investing activities		(16,451)	(111,463)	(119,447)	(4,264)
FINANCING ACTIVITIES:
Proceeds from long term loan	12	141,914	117,153	105,900	—
Proceeds from senior notes, net of discount	12	—	297,956	—	—
Repayment of long term debt and payment of principal	12	(135,945)	(340,453)	(126,870)	(50,506)
Repayment of shareholders loan		—	—	(8,622)	—
Debt issuance costs		(3,228)	(7,775)	(3,787)	—
Issuance of common stock		239,567	65,453	—	—
Dividends paid		(26,023)	(15,382)	—	—
Cash received from downstream merger		—	—	102,259	—
Net cash provided by (used in) financing activities		216,285	116,952	68,880	(50,506)
Increase (decrease) in cash and cash equivalents		327,909	61,921	(26,196)	17,175
Cash and cash equivalents, beginning of year/ period		99,658	37,737	63,933	46,758
Cash and cash equivalents, end of year/period		$427,567	$99,658	$37,737	$63,933
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$46,423	$38,917	$9,932	$2,358

Non-cash investing and financing activities

•	See Notes 8 and 18 for issuance of shares in connection with the acquisition of vessels

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of US Dollars – except per share data)

	Number of Common Shares	Common Stock	Additional Paid-in Capital	Legal Reserve (Restricted)	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Stockholders’ Equity
Balance December 31, 2004 (Predecessor)	874,584	$87	$60,570	$289	$113,845	$—	$174,791
Net income – year to August 25, 2005	—	—	—	—	51,337	—	51,337
Movement in legal reserve	—	—	—	163	(163)	—	—
Balance August 25, 2005 (Predecessor)	874,584	87	60,570	452	165,019	—	226,128
Elimination of historical stockholders’ equity	(874,584)	(87)	(60,570)	(452)	(165,019)	—	(226,128)
Push down of purchase accounting	—	—	607,967	—	—	—	607,967
Downstream merger	39,900,000	4	(423,719)	—	—	—	(423,715)
Issuance of common stock in connection with the acquisition of vessels (Note 8)	4,339,319	—	21,345	—	—	—	21,345
Net income August 26, 2005 to December 31, 2005	—	—	—	—	2,161	—	2,161
Balance December 31, 2005 (Successor)	44,239,319	4	205,593	—	2,161	—	207,758
Net income	—	—	—	—	21,069	—	21,069
Other comprehensive income/(loss):
– Change in fair value of financial instruments	—	—	—	—	—	(13,987)	(13,987)
– Reclassification to earnings	—	—	—	—	—	4,171	4,171
Total comprehensive income	—	—	—	—	—	—	(9,816)
Issuance of common stock in connection with the acquisition of vessels (Note 8)	1,161,535	—	5,134	—	—	—	5,134
Issuance of common stock (Note 19)	16,687,273	2	65,451	—	—	—	65,453
Dividends declared and paid	—	—	—	—	(15,382)	—	(15,382)
Balance December 31, 2006 (Successor)	62,088,127	6	276,178	—	7,848	(9,816)	274,216
Net income	—	—	—	—	271,001	—	271,001
Other comprehensive income/(loss):
– Change in fair value of financial instruments	—	—	—	—	—	(19,939)	(19,939)
– Reclassification to earnings	—	—	—	—	—	9,816	9,816
Total comprehensive income	—	—	—	—	—	—	(10,123)
Issuance of common stock in connection with the construction of two vessels (Note 8)	1,397,624	—	20,000	—	—	—	20,000
Issuance of common stock (Note 19)	42,779,414	5	239,562	—	—	—	239,567
Stock based expenses (Note 14)	147,264	—	566	—	—	—	566
Dividends declared and paid	—	—	—	—	(26,023)	—	(26,023)
Balance December 31, 2007 (Successor)	106,412,429	$11	$536,306	$—	$252,826	$(19,939)	$769,204
See notes to consolidated financial statements.

NOTE 1:    DESCRIPTION OF BUSINESS

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (‘‘ISE’’), Navios Maritime Holdings Inc. (‘‘Navios Holdings’’ or the ‘‘Company’’) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.

The purpose of the business combination was to create a leading international maritime enterprise focused on the: (i) transportation and handling of bulk cargoes through the ownership, operation and trading of vessels, (ii) forward freight agreements (‘‘FFAs’’) and (iii) ownership and operation of port and transfer station terminals. The Company operates a fleet of owned Ultra Handymax and Panamax vessels and a fleet of time chartered Capesize, Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons in 2007 (2006 and 2005: 270,440 tons). During 2007, shipments totaled 2,480,017 tons (2006: 2,216,800 tons; 2005: 2,057,700 tons) of agricultural and other products.

NOTE 2:    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Where necessary, comparative figures have been reclassified to conform with changes in presentation in the current year.

(b)	Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the ‘‘Company’’ or ‘‘Navios Holdings’’). The consolidated financial statements for each of the years ended December 31, 2007 and 2006 and for the period from August 26, 2005 to December 31, 2005 reflect the Company’s consolidated financial positions, results of operations and cash flows as successor while the other period presented is for the predecessor company (see Note 3). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

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

Investments in Affiliates and Joint Ventures:    Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint ventures are entities over which the Company exercises joint control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint venture; reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

Subsidiaries included in the consolidation:

				Statement of operations
Company Name	Nature/Vessel Name	Ownership Interest	Country of Incorporation	2007 Successor	2006 Successor	2005 Successor	2005 Predecessor
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Corporacion Navios SA	Operating Company	100%	Uruguay	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	10/20 – 12/31	—
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
NAV Holdings Limited	Sub-Holding Company	100%	Malta	2/2 – 12/31	—	—	—
Kleimar N.V.	Operating Company	100%	Belgium	2/2 – 12/31	—	—	—
Bulkinvest S.A.	Operating Company	100%	Luxembourg	2/2 – 12/31	—	—	—
Achilles Shipping Corporation	Navios Achilles	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Apollon Shipping Corporation	Navios Apollon	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Herakles Shipping Corporation	Navios Herakles	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Hios Shipping Corporation	Navios Hios	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Ionian Shipping Corporation	Navios Ionian	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Kypros Shipping Corporation	Navios Kypros	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/30 – 12/31	—
Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/30 – 12/31	—
Libra Shipping Enterprises Corporation	Navios Libra II	100%	Marshall Is.	1/1 – 11/15	1/1 – 12/31	12/22 – 12/31	—
Alegria Shipping Corporation	Navios Alegria	100%	Marshall Is.	1/1 – 11/15	1/1 – 12/31	12/22 – 12/31	—
Felicity Shipping Corporation	Navios Felicity	100%	Marshall Is.	1/1 – 11/15	1/1 – 12/31	12/27 – 12/31	—
Gemini Shipping Corporation	Navios Gemini S	100%	Marshall Is.	1/1 – 11/15	1/5 – 12/31	—	—
Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1 – 12/31	2/10 – 12/31	—	—
Galaxy Shipping Corporation	Navios Galaxy I	100%	Marshall Is.	1/1 – 11/15	3/23 – 12/31	—	—
Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1 – 12/31	4/10 – 12/31	—	—
Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1 – 12/31	3/24 – 12/31	—	—

				Statement of operations
Company Name	Nature/Vessel Name	Ownership Interest	Country of Incorporation	2007 Successor	2006 Successor	2005 Successor	2005 Predecessor
Aegean Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/26 – 12/31	1/1 – 8/25
Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1 – 12/31	12/4 – 12/31	—	—
Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	2/26 – 12/31	—	—	—
Nostos Shipmanagement Corp.(ii)	Vessel Owning Company	100%	Marshall Is.	7/4 – 12/31	—	—	—
Portorosa Marine Corporation(i)	Vessel Owning Company	100%	Marshall Is.	7/4 – 12/31	—	—	—
Shikhar Ventures S.A(i)	Vessel Owning Company	100%	Liberia	12/12 – 12/31	—	—	—
Sizzling Ventures Inc.(i)	Vessel Owning Company	100%	Liberia	12/12 – 12/31	—	—	—
Rheia Associates Co.(i)	Vessel Owning Company	100%	Marshall Is.	12/12 – 12/31	—	—	—
Taharqa Spirit Corp.(i)	Vessel Owning Company	100%	Marshall Is.	12/12 – 12/31	—	—	—
Rumer Holding Ltd.(i)	Vessel Owning Company	100%	Marshall Is.	12/10 – 12/31	—	—	—
Chilali Corp.(i)	Vessel Owning Company	100%	Marshall Is.	12/10 – 12/31	—	—	—
Pharos Navigation S.A.(i)	Vessel Owning Company	100%	Marshall Is.	12/11 – 12/31	—	—	—
Orbiter Shipping Corp.(ii)	Navios Orbiter	100%	Marshall Is.	9/13 – 12/31	—	—	—
White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	4/19 – 12/31	—	—	—
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	8/7 – 12/31	—	—	—
Navios Maritime Partners L.P.	Sub –Holding Company	100%	Marshal Is.	8/7 – 11/15	—	—
Prosperity Shipping Corporation	Navios Prosperity	100%	Marshal Is.	10/8 – 11/15	—	—
Aldebaran Shipping Corporation	Navios Aldebaran	100%	Marshal Is.	10/8 – 11/15	—	—
Fantastiks Shipping Corporation	Fantastiks	100%	Marshal Is.	10/23 – 11/15	—	—
Navios South American Logistics Inc. (Note 25)	Sub-Holding Company	100%	Marshall Is.	12/17 – 12/31

(i)	Each company has the rights over a shipbuilding contract of a Capesize vessel. (Note 8)
(ii)	The vessel was acquired on February 7, 2008 (Note 25).

Affiliates included in the financial statements accounted for under the equity method:

				Statement of operations
Company Name	Nature/Vessel Name	Ownership Interest	Country of Incorporation	2007 Successor	2006 Successor	2005 Successor	2005 Predecessor
Navios Maritime Partners L.P.	Sub-Holding Company	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Navios Maritime Operating L.L.C.	Operating Company	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Libra Shipping Enterprises Corporation	Navios Libra II	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Alegria Shipping Corporation	Navios Alegria	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Felicity Shipping Corporation	Navios Felicity	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Gemini Shipping Corporation	Navios Gemini S	43.2%	Marshal Is.	11/16 – 12/31	—	—	—
Galaxy Shipping Corporation	Navios Galaxy I	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Prosperity Shipping Corporation	Navios Prosperity	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Fantastiks Shipping Corporation	Fantastiks	43.2%	Marshall Is.	11/16 – 12/31	—	—	—
Aldebaran Shipping Corporation	Navios Aldebaran	43.2%	Marshall Is.	1/16 – 12/31	—	—	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 – 12/31	8/26 – 12/31	8/26 – 12/31	1/1 – 8/25

(c)	Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted cash: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels’ lenders. A portion of the amounts on deposit with NOS ASA and LCH are held as base and margin collaterals on active trades. As of December 31, 2007 and 2006, the restricted balance with NOS ASA was $36,068 and $9,074, respectively and with LCH was $41,404 and $5,415 respectively.

Also included in restricted cash as of December 31, 2007 and 2006 are amounts held as security in the form of letters of guarantee or letters of credit totaling $668 and $535, respectively. In addition at December 31, 2007 and 2006 restricted cash includes $5,557 and $1,200 held in retention accounts related to collateral for interest rate swaps and accrued interest on loans.

(f)	Insurance claims: Insurance claims at each balance sheet date consist of claims submitted wand/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market as determined on the first in first out basis or market value.

(h)	Vessels, net: In connection with the acquisition/reincorporation, vessels owned by Navios Holdings (Predecessor) were recorded at fair market values as of August 25, 2005. Vessels acquisitions subsequent to that date are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels.

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

(i)	Port Terminal and Other Fixed Assets, net: In connection with the acquisition/reincorporation, the port terminal and other fixed assets owned by Navios Holdings (Predecessor) were stated at fair market value as of August 25, 2005. Acquisitions subsequent to that date are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their average estimated economic useful lives. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Annual depreciation rates used, which approximate the useful life of the assets are:

Port facilities and transfer station	3 to 40 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	6 years

(j)	Fixed assets under construction: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2007 amounted to $54 ($0 for the year ended December 31, 2006 for the periods from August 26 to December 31, 2005 and from January 1 to August 25, 2005).

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

This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey. For each of the years ended December 31, 2007 and 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 the amortization was $1,687, $1,382, $143, and $160, respectively. Accumulated amortization as of December 31, 2007 and 2006 was $1,003 and $1,467, respectively.

(n)	Asset Retirement Obligation: In accordance with SFAS No. 143, ‘‘Accounting for Asset Retirement Obligations’’ the Company recorded a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2007 and 2006, the asset balance was $22 and $21, respectively. At December 31, 2007 and 2006, the liability balance associated with the lease of port terminal was $35 and $32, respectively.

(o)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write offs for each of the years ended December 31, 2007 and 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 was $1,856, $8,004, $1,253 and $425, respectively.

(p)	Goodwill and Other Intangibles: As required by SFAS No. 142 ‘‘Goodwill and Other Intangible Assets’’, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

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

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	32.0
Favorable lease terms (*)	6.3
Unfavorable lease terms (**)	4.1
Port terminal operating rights	40.0
Backlog asset – charter out	2.8
Backlog asset – port terminal	3.6
Backlog liability – charter out	2.1

(*)	The intangible asset associated with the favorable lease terms includes an amount of $57,187 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9). As of December 31, 2007 and 2006, $8,585 and $6,540 respectively, had been transferred to the acquisition cost of vessels.
(**)	The intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel. As of December 31, 2007 and 2006, no purchase options held by third parties have been exercised.

(q)	Foreign Currency Translation: The Company’s functional and reporting currency is the US Dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company’s wholly-owned Uruguayan subsidiary transacts a nominal amount of its operations in Uruguayan pesos, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are US dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income. The foreign currency exchange gains/(losses) recognized in the consolidated statement of income for each of the years ended December 31, 2007 and 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 were $(104), $219, $(110) and $(482), respectively.

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

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2007, the balance for provision for loss making voyages in progress was $12,395 (2006: $1,006).

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

Time Charter, Voyage and Port Terminal Expense:    Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage reight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

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

Pension and retirement obligations-crew:    The Company’s ship-owning subsidiary companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

Provision for employees’ severance and retirement compensation:    The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $141 and $89 at December 31, 2007 and 2006, respectively.

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

Stock-based compensation:    On October 18, 2007 the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with the

Company’s stock option plan for its employees, Officers and Directors. The Company awarded restricted stock to its employees and stock options to its executives, based on service conditions only, which vest over two years and three years, respectively.

The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

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

Accounting for derivative financial instruments and hedging activities:

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

The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, the Company records all its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gains or losses are recorded in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($2,875 and $3,983 loss for the year ended December 31, 2007 and 2006, respectively) are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings and commenced in the third quarter of 2006. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2007, which is expected to be reclassified to earnings during the next twelve months is estimated at $19,939. For the years ended December 31, 2007 and 2006, the losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ that have been reclassified to earnings amounted to $9,816 and $4,171, respectively. At December 31, 2006 none of the FFAs, foreign exchange contracts or interest rate swaps qualified for hedge accounting.

The Company classifies cash flows related to derivative financial instrument within cash provided by operating activities in the consolidated statement of cash flows.

(w)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and stock options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock (vested and unvested) is included in the calculation of the diluted earnings per shares, based on the weighted average number of restricted stock assumed to be outstanding during the period.

(x)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2007 is attributable to its subsidiary in Belgium, which is subject to the Belgium income tax regime. (Note 23).

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. Valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

The Company recognizes investment tax credits (‘‘ITC’’), which are generated by its Belgian subsidiary, using the flow-through method pursuant to APB 4, ‘‘Accounting for the ‘‘Investment Credit.’’ Where these credits are generated as a result of intercompany transfers of assets, the Company does not recognize an asset when these credits are generated (in accordance with par.9(e) of FAS 109, ‘‘Accounting for Income Taxes’’). To the extent that the ITC generated as a result of an intercompany transaction reduces taxes payable in the buyer’s tax jurisdiction, the Company recognizes the benefit as deferred income, which is amortized to income over the remaining useful life of the transferred asset. As of December 31, 2007, the Company had approximately $78,045 of ITC available to offset future taxable income (corresponding to approximately $26,535 available to offset future taxes payable).

For intercompany transfers of assets, the Company does not recognize deferred tax assets for the difference between the tax basis of the assets in the buyer’s tax jurisdiction and their cost as reported in the consolidated financial statements. To the extent that the intercompany transfer generates taxes payable in the seller’s tax jurisdiction, cash taxes paid are recognized as a deferred charge and amortized to expense over the remaining useful life of the transferred asset. As of December 31, 2007, the Company had unrecognized deferred tax assets attributable to the difference between the tax basis of the assets in the buyer’s tax jurisdiction and their cost as reported in the consolidated financial statements amounting to $53,241.

(y)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared.

(z)	Guarantees: The Company accounts for guarantees in accordance with FASB Interpretation No. 45 (FIN 45), ‘‘Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others’’. Under FIN 45 a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from FIN 45’s fair value recognition provision, financial statement disclosures of their terms are made.

(aa)	Leases: Vessel leases where Navios Holdings is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(ab)	Recent Accounting Pronouncements:

In July 2006, the Financial Accounting Standards Board issued FASB Interpretation No.48 (FIN 48) ‘‘Accounting for Uncertainty in Income Taxes — an interpretation of SFAS 109’’. FIN 48 prescribes a comprehensive model for recognizing, measuring, presenting and disclosing in the financial statements tax positions taken or expected to be taken on a tax return, including a decision whether to file or not to file in a particular jurisdiction. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not have a material impact to the consolidated financial statements.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157 (SFAS 157) ‘‘Fair Value Measurement’’. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, except as amended by FASB position (FSP) SFAS 157-1 and FSP SFAS 157-2 as described further below. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. The adoption of this accounting standard is not expected to have a material effect on the consolidated financial statements. This statement will be effective for the Company for the fiscal year beginning on January 1, 2008. In February 2008, the FASB issued FSP SFAS 157-1, ‘‘Application of FASB Statement No. 157 to FASB Statement No. 13 and Its Related Interpretive Accounting Pronouncements That Address Leasing Transactions’’ and FSP SFAS 157-2, ‘‘Effective Date of FASB Statement No. 157’’. FSP SFAS 157-1 removes leasing from the scope of SFAS No. 157, ‘‘Fair Value Measurements’’. FSP SFAS 157-2 delays the effective date of SFAS No. 157 from 2008 to 2009 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

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

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 141(R) (SFAS 141(R)) ‘‘Business Combinations’’. SFAS 141(R) replaces FASB Statement No. 141 ‘‘Business Combinations’’. SFAS 141(R) retains the fundamental requirements in FASB 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination and defines the acquirer as the entity that obtains control of one or more businesses in the business combination and establishes the acquisition date as the date that the acquirer achieves control. This statement will be effective for the Company for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period that begins on or after December 15, 2008. The Company is currently evaluating the potential impact of the adoption of SFAS 141(R) in its consolidated financial statements.

In December 2007, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 160 (SFAS 160) ‘‘Noncontrolling Interests in Consolidated Financial Statements — an amendment of ARB No. 51’’. SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity.  SFAS 160 also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS No. 160 on the Company’s consolidated financial statements.

In December 2007, the SEC issued Staff Accounting Bulletin No. 110 (SAB 110) ‘‘Certain Assumptions Used In Valuation Methods’’. SAB 110 provides guidance regarding the use of a ‘‘simplified’’ method, as discussed in Staff Accounting Bulletin No. 107 (SAB 107), in developing an estimate of expected term of ‘‘plain vanilla’’ share options in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment. In particular, SAB 107 indicates that it will accept a company’s election to use the simplified method, regardless of whether the company has sufficient information to make more refined estimates of expected term. At the time SAB 107 was issued, the staff believed that more detailed external information about employee exercise behavior (e.g., employee exercise patterns by industry and/or other categories of companies) would, over time, become readily available to companies. Therefore, SAB 107 states that it would not expect a company to use the simplified method for share option grants after December 31, 2007. The SEC understands that such detailed information about employee exercise behavior may not be widely available by December 31, 2007. Accordingly, the SEC will continue to accept, under certain circumstances, the use of the simplified method beyond December 31, 2007. SAB 110 will be effective for the Company for the fiscal year beginning on January 1, 2008. The adoption of this policy is not expected to have a material effect on the consolidated financial statements.

In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) ‘‘Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133’’. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on the Company’s consolidated financial statements.

NOTE 3:    ACQUISITION/REINCORPORATION

Acquisition of Kleimar N.V.

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (‘‘Kleimar’’) for a cash consideration of $165,600 (excluding direct acquisition costs), subject to customary indemnification provisions (related to disclosed legal proceedings, etc). At the time of the acquisition, Kleimar had outstanding debt of approximately $39,825.

Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (‘‘COA’’) business, a large percentage of which involves transporting cargo to China.

Kleimar, as of the date of the acquisition, controlled 11 (including two long-term charter-in vessels to be delivered) vessels, of which it has an ownership interest on three of them. The long-term chartered-in fleet consists of four Capesize vessels and two Panamaxes.

Kleimar also has a purchase option on the Capesize vessel, Beaufiks (2004 built). Kleimar exercised its purchase option to acquire the Capesize vessel Fantastiks (2005 built) in October 2007, to be delivered during the second quarter of 2008. Starting from November 15, 2007, Navios Partners holds the rights to acquire the vessel Fantastiks. Upon delivery of the vessel Fantastiks in April 2008 by third-party to Navios Holdings, Navios Holdings will redeliver the vessel Fantastiks to Navios Partners.

The purchase of Kleimar was financed by existing cash and the use of the $120,000 revolving credit facility with HSH Nordbank AG. In addition to the strategic value of Kleimar, Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and earnings standpoint.

The table below shows the Company’s determination of the cost of acquisition and how that cost was allocated to the fair value of assets and liabilities at the acquisition date, February 2, 2007:

Adjusted purchase price
Consideration to sellers (cash)	$165,600
Cash retained	(22,133)
Acquisition costs	1,969
Adjusted purchase price	145,436
Fair Value of assets and liabilities acquired
Investments in joint ventures	26,750
Investment in finance lease (vessel Obeliks)	47,846
Favorable purchase options held by Kleimar	36,517
Favorable Leases	226,093
Investment in finance lease (vessel Vanessa)	19,959
Unfavorable purchase options held by third parties	(15,890)
Unfavorable leases	(120,109)
Deferred Taxes	(53,019)
Long term loans (including current portion)	(39,825)
Other long term assets	180
Net working capital	(13,087)
Total fair value of assets and liabilities acquired	115,415
Goodwill	$30,021

Goodwill arising from the acquisition has all been allocated to the Company’s vessels operations segment. None of the goodwill is deductible for tax purposes.

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

Description	Fair value as at acquisition date	Average Amortization Period (Years)
Favorable lease terms	$226,093	8.7
Favorable vessel purchase option (*)	$36,517	—
Unfavorable leases	$(120,109)	4.1
Unfavorable purchase options (**)	$(15,890)	—
Total	$126,611

(*)	This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. (Note 9)
(**)	The liability for purchase options held by third parties are not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss on sale of the related vessel.

The following table presents the unaudited pro forma results as if the acquisition and related financing had occurred at the beginning of each of periods presented during 2007 and 2006 (in thousands, except for amounts per share):

	Year ended December 31,
	2007	2006
Gross revenues	$784,266	$561,882
Net income	$265,853	$10,631
Basic earnings per share	$2.86	$0.19
Diluted earnings per share	$2.67	$0.19

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of each of the periods presented. The basic and diluted earnings per share calculations assume the actual weighted average number of shares outstanding for all periods presented. See Note 22 for more information on earnings per share calculations.

NOTE 4:    CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2007	December 31, 2006
Cash on hand and at banks	$26,279	$28,430
Short-term investments (Note 5)	92,135	64,146
Short-term deposits and highly liquid funds	309,153	7,082
Total cash and cash equivalents	$427,567	$99,658

Short term deposits and highly liquid funds are comprised of deposits with banks with original maturities of less than 90 days.

NOTE 5:    SHORT TERM INVESTMENTS

Short term investments relate to commercial papers with original maturities of less than 90 days. These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in ‘‘Cash and cash equivalents’’ in the accompanying consolidated balance sheet. During the year ended December 31, 2007 and 2006, such securities were used for general financing purposes.

At December 31, 2007, the fair value of these debt securities was $92,135 ($64,146 at December 31, 2006). The unrealized holding gain on trading securities at December 31, 2007, was $39 ($5 at December 31, 2006) and has been included in other income in the consolidated statement of income.

NOTE 6:    ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2007	December 31, 2006
Accounts receivable	$110,643	$34,670
Less: Provision for doubtful receivables	(5,675)	(6,435)
Accounts receivables, net	$104,968	$28,235

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Predecessor
January 1, 2005 to August 25, 2005	$(2,291)	$—	$880	$(1,411)
Successor
August 26, 2005 to December 31, 2005 (*)	—	(411)	—	(411)
Year ended December 31, 2006	(411)	(6,242)	218	(6,435)
Year ended December 31, 2007	(6,435)	—	760	(5,675)

(*)	All of the Company’s accounts receivable were recorded at their estimated fair value on August 25, 2005 as part of the purchase accounting process. As a result, the reserve for doubtful accounts was eliminated at August 26, 2005.

Concentrations of credit risk with respect to accounts receivables are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2007 none of the customers accounted for more than 10% of the Company’s revenue, for the year ended December 31, 2006 two customers from the Vessel Operations segment accounted for 10.0% and 12.3% each of the Company’s revenue, for the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005, two customers from the Vessel Operations segment accounted for approximately 14.8% and 11.9% each of the Company’s revenue, respectively.

NOTE 7:    PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2007	December 31, 2006
Prepaid voyage costs	$23,435	$2,297
Claim receivables, net	412	1,047
Advances to agents	431	393
Inventories	12,647	2,300
Acquisition expenses (Note 25)	3,197	—
Other	941	772
Total prepaid expenses and other current assets	$41,063	$6,809

Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

Advances to agents are made up of funds sent to port agents for port charges, tolls, canal fees and other voyage related expenses.

NOTE 8:    VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2005 (Predecessor)	$131,732	$(15,501)	$116,231
Adjustments	—	(28)	(28)
Additions	311	(3,185)	(2,874)
Balance August 25, 2005 (Predecessor)	132,043	(18,714)	113,329
Revaluation in connection with purchase accounting	63,075	18,714	81,789
Additions	147,153	(3,188)	143,965
Balance December 31, 2005 (Successor)	342,271	(3,188)	339,083
Additions	160,243	(21,014)	139,229
Balance December 31, 2006 (Successor)	502,514	(24,202)	478,312
Additions	54,518	(24,444)	30,074
Disposals	(151,431)	14,473	(136,958)
Transfer from investment in joint venture	27,701	—	27,701
Balance December 31, 2007 (Successor)	$433,302	$(34,173)	$399,129

Port Terminal	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2005 (Predecessor)	$22,168	$(1,224)	$20,944
Adjustments	—	8	8
Additions	339	(480)	(141)
Balance August 25, 2005 (Predecessor)	22,507	(1,696)	20,811
Revaluation in connection with purchase accounting	4,192	1,696	5,888
Additions	295	(295)	—
Balance December 31, 2005 (Successor)	26,994	(295)	26,699
Additions	104	(937)	(833)
Balance December 31, 2006 (Successor)	27,098	(1,232)	25,866
Additions	—	(917)	(917)
Balance December 31, 2007 (Successor)	$27,098	$(2,149)	$24,949

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2005 (Predecessor)	$1,840	$(816)	$1,024
Additions	32	(150)	(118)
Balance August 25, 2005 (Predecessor)	1,872	(966)	906
Revaluation in connection with purchase accounting	(1,068)	966	(102)
Charge to relocation accrual	—	(517)	(517)
Additions	6	(78)	(72)
Balance December 31, 2005 (Successor)	810	(595)	215
Additions	1,098	(199)	899
Balance December 31, 2006 (Successor)	1,908	(794)	1,114
Additions/acquisition of subsidiary	744	(345)	399
Balance December 31, 2007 (Successor)	$2,652	$(1,139)	$1,513

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2005 (Predecessor)	$155,740	$(17,541)	$138,199
Adjustments	—	(20)	(20)
Additions	682	(3,815)	(3,133)
Balance August 25, 2005 (Predecessor)	156,422	(21,376)	135,046
Revaluation in connection with purchase accounting	66,199	21,376	87,575
Charge to relocation accrual	—	(517)	(517)
Additions	147,454	(3,561)	143,893
Balance December 31, 2005 (Successor)	370,075	(4,078)	365,997
Additions	161,445	(22,150)	139,295
Balance December 31, 2006 (Successor)	531,520	(26,228)	505,292
Additions/acquisition of subsidiary	55,262	(25,706)	29,556
Disposals	(151,431)	14,473	(136,958)
Transfer from investment in joint venture	27,701	—	27,701
Balance December 31, 2007 (Successor)	$463,052	$(37,461)	$425,591

During December 2005 and January 2006, the Company acquired four vessels for a total consideration of approximately $119,800 ($24,814 relates to vessel acquired in 2006) from companies affiliated with the Company’s CEO. The purchase price was paid with $80,300 ($15,200 relates to vessel acquired in 2006) drawn from the Company’s credit facility, $13,000 ($4,500 relates to vessel acquired in 2006) from available cash and issuance of 5,500,854 shares of Company’s common stock. The stock issued in this transaction was valued at $4.96 per share for the first two vessels, $4.82 per share for the third vessel and $4.42 for the fourth vessel, for a total value of $25,500 (Note 18). The values per share are based on quoted market prices at the respective delivery dates of the vessels.

Per SFAS 95, when some transactions are part cash and part non-cash, only the cash portion shall be reported in the statement of cash flows. Hence, the non cash effect of this common stock on Paid-in-Capital has been offset against the total consideration of the vessels and is disclosed under non-cash investing and financing activities.

As of December 31, 2006, the Company had deposited $2,055 in a restricted account in connection with the acquisition of Navios Hyperion.

On April 19, 2007, Navios Holdings acquired all of the outstanding share capital of White Narcissus Marine S.A. for a cash consideration of approximately $26,029. White Narcissus Marine S.A. is a Panamanian corporation which held a 50% share of the vessel Asteriks (the remaining 50% held by Kleimar). The 50% interest in the vessel, prior to the acquisition of White Narcissus Marine S.A., was accounted for as an investment in joint venture. Following the acquisition, Navios Holdings effectively owns 100% of the vessel and as such, from that date on it has reclassified its interest in joint venture to vessels.

In July 2007, Navios Holdings entered into contracts for two Capesize vessels to be built by Daewoo Shipbuilding & Marine Engineering Company in South Korea. Both vessels will have deadweight capacity of 180,000 tons and are scheduled for delivery in June 2009 and September 2009. Navios Holdings paid an amount of $48,960 (including interest earned of $960) as a deposit for the purchase of these vessels and it is included in ‘‘Deposits for vessels acquisitions’’.

As of December 31, 2007, the Company deposited $2,055 and $3,415 in restricted accounts in connection with the acquisition of Navios Orbiter and Fantastiks, respectively.

As of December 31, 2007, Navios Holdings had executed all exercisable purchase options comprising four Ultra Handymax, five Panamax and one Capesize vessel. The first two of the purchase option vessels, the Navios Meridian and Navios Mercator, were delivered to the Company on November 30, 2005 and December 30, 2005, respectively. Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star and Navios Hyperion were delivered on February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006 and February 26, 2007, respectively.

Navios Orbiter was delivered on February 7, 2008. The remaining Capesize vessel, Fantastiks is expected to be delivered some time in the first quarter of 2008. Fantastiks vessel has been sold to Navios Partnership, on November 15, 2007.

In December 2007, Navios Holdings entered into contracts for the acquisition of five Capesize vessels. Four of them will be built by Shungdong Shipbuilding & Marine Engineering Company and Sungdong Heavy Industries Company in South Korea and will have deadweight capacity of approximately 172,000 tons. The remaining one will be built by Imabari Shipbuilding Company in Japan and will have a deadweight capacity of 180,000 tons. Their delivery is scheduled during the fourth quarter of 2009 and the first quarter of 2010. Navios Holdings paid an amount of $86,900 as interim payment for the purchase of these vessels and it is included in ‘‘Deposits for vessels acquisitions’’.

In December 2007, Navios Holdings entered into contracts for the acquisition of two Capesize vessels. Both of them will be built by Shungdong Shipbuilding & Marine Engineering Company and Sungdong Heavy Industries Company in South Korea and will have a deadweight capacity of 172,000 tons. Their delivery is scheduled during the fourth quarter of 2009 and the first quarter of 2010. Navios Holdings paid an amount of $46,820 in cash and $20,000 in shares (1,397,624 common shares at $14.31 per share based on the price on the acquisition date and disclosed under non-cash investing and financing activities in the statement of cash flows for the year ended December 31, 2007) as a deposit for the purchase of these vessels and it is included in ‘‘Deposits for vessels acquisitions’’.

NOTE 9:    INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2007 and 2006 consist of the following:

	Acquisition Cost	Accumulated Amortization	Disposals (*)/ Transfer to vessel cost	Purchase Accounting Adjustments		Net Book Value December 31, 2007
Trade name	$90,000	$(6,607)	$—	$—		$83,393
Port terminal operating rights	31,000	(1,821)	—	—		29,179
Unfavorable lease terms	—	32,877	6,905	(135,999	)**	(96,217)
Favorable lease terms	76,671	(44,000)	(65,888)	262,610	***	229,393
Backlog assets	14,830	(12,332)	—	—		2,498
Backlog liabilities	(16,200)	16,200	—	—		—
Total	$196,301	$(15,683)	$(58,983)	$126,611		$248,246

(*)	Disposals relate to sale of assets to Navios Partners (Notes 10 and 20).
(**)	Includes $15,890 of unfavorable purchase options held by third-parties which are not amortized. If option is exercised by the third-party, the liability will be included in the calculation of gain/loss on sale of the related vessel. As of December 31, 2007, no purchase options have been exercised.
(***)	Includes $57,187 of favorable purchase options which are not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2007 and 2006, $8,585 and $6,540 respectively, had been transferred to the acquisition cost of vessels.

	Acquisition Cost	Accumulated Amortization	Transfer to vessel cost	Net Book Value December 31, 2006
Trade name	$90,000	$(3,798)	$—	86,202
Port terminal operating rights	31,000	(1,046)	—	29,954
Favorable lease terms	125,167	(19,619)	(39,172)	66,376
Backlog assets	16,830	(9,087)	—	7,743
Backlog liabilities	(16,200)	10,254	—	(5,946)
Total	$246,797	$(23,296)	$(39,172)	184,329

	Successor	Successor	Successor	Predecessor
	Amortization Expense Year Ended December 31, 2007	Amortization Expense Year Ended December 31, 2006	Amortization Expense August 26, 2005 to December 31, 2005	Amortization Expense January 1, 2005 to August 25, 2005
Trade name	$(2,808)	$(2,812)	$(986)	$(57)
Port terminal operating rights	(774)	(774)	(272)	—
Unfavorable lease terms	32,877	—	—	—
Favorable lease terms	(36,025)	(11,893)	(8,763)	—
Backlog assets	(5,246)	(216)	(2,067)	—
Backlog liabilities	5,946	805	2,144	—
Total	$(6,030)	$(14,890)	$(9,944)	$(57)

The aggregate amortization of acquired intangibles for the next five years will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Five Year Aggregate
Trade name	$2,820	$2,812	$2,812	$2,812	$2,820	$14,076
Favorable lease terms	34,267	33,936	21,827	18,631	17,883	126,544
Unfavorable lease terms	(21,037)	(15,976)	(7,939)	(6,439)	(6,136)	(57,527)
Port terminal operating rights	777	774	774	774	777	3,876
Backlog asset – charter out	2,279	—	—	—	—	2,279
Backlog asset – port terminal	175	44	—	—	—	219
	$19,281	$21,590	$17,474	$15,778	$15,344	$89,467

NOTE 10:    INVESTMENT IN AFFILIATES

Navios Maritime Partners L.P.

On August 7, 2007, Navios Holdings formed Navios Maritime Partners L.P. (‘‘Navios Partners’’) under the laws of Marshall Islands. Navios GP L.L.C. (the ‘‘General Partner’’), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and receive a 2% general partner interest.

In connection with the initial public offering (‘‘IPO’’) of Navios Partners on November 16, 2007 Navios Holdings sold the interests of its five wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193,300, plus (b) $160,000 of the $165,000 borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owns a 43.2% interest in Navios Partners, including the 2% general partner interest.

On or prior to the closing of the IPO, Navios Holdings entered into the following agreements with Navios Partners: (a) a share purchase agreement pursuant to which Navios Holdings sold the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc (the ‘‘Manager’’) a wholly-owned subsidiary of Navios Holdings, provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece.

As of December 31, 2007, the carrying book value of the investment in Navios Partners was $32. No dividends were received during the year ended December 31, 2007.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis Chartering & Shipping, Inc. (‘‘Acropolis’’), a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of the stock,

the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2007 and 2006, the carrying amount of the investment was $1,047 and $749, respectively. Dividends received for each of the years ended December 31, 2007 and 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 were $678, $583, $0 and $973, respectively.

Summarized financial information of the affiliated companies is presented below:

Balance Sheet	December 31, 2007		December 31, 2006
	Navios Partners	Acropolis	Navios Partners*	Acropolis
Current assets	11,312	4,746	6,956	2,032
Non-current assets	193,742	42	145,287	16
Current liabilities	6,612	1,900	11,476	21
Non-current liabilities	171,656	—	69,865	—

	Successor		Successor		Successor		Predecessor
Income Statement	Year Ended December 31, 2007		Year Ended December 31, 2006		August 26, 2005 to December 31, 2005		January 1, to August 25, 2005
	Navios Partners*	Acropolis	Navios Partners*	Acropolis	Navios Partners*	Acropolis	Navios Partners*	Acropolis
Revenue	50,352	5,302	31,764	2,909	3,655	1,347	5,780	2,464
Net Income	19,508	2,789	6,624	1,927	919	769	3,191	2,295

*	The summarized financial information of Navios Partners as of December 31, 2006 and for the years ended December 31, 2007 and 2006 and for the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005, include balances that were carved-out from Navios Holdings prior to the IPO on November 16, 2007.

NOTE 11:    ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2007	December 31, 2006
Payroll	$1,617	$623
Accrued interest	4,172	1,215
Accrued voyage expenses	8,208	3,531
Provision for losses on voyages in progress	12,395	1,006
Audit fees and related services	1,620	978
Finance fees	545	545
Relocation reserve	330	410
Professional fees	5,828	1,748
Other accrued expenses	3,211	670
Total accrued expenses	$37,926	$10,726

NOTE 12:    BORROWINGS

Borrowings consist of the following:

	December 31, 2007	December 31, 2006
Loan Facility HSH Nordbank and Commerzbank A.G.	$271,750	$270,106
Loan Facility Emporiki Bank	17,020	—
Loan DVB Bank	18,480	—
Loan Dexia Bank and Fortis Bank	8,650	—
Senior notes	300,000	300,000
Total borrowing	615,900	570,106
Less unamortized discount	(1,851)	(2,044)
Less current portion	(14,220)	(8,250)
Total long term borrowings	$599,829	$559,812

Credit facility:    On July 12, 2005, a senior secured credit facility, with HSH Nordbank AG, was established by ISE to provide a portion of the funds necessary to acquire Navios Holdings and provide working capital for the Successor Company. This facility was assumed by the Company, and was fully drawn on August 25, 2005. Of the $514,400 borrowed under this facility, $412,000 was used in connection with the acquisition/reincorporation. On December 21, 2005, the Company revised the terms of its credit facility with HSH Nordbank AG under which it increased the borrowing amount to $649,000. Of the $649,000, $435,000 was related to the outstanding balance of the credit facility described above and the additional $214,000 was set aside to finance the acquisition of ten vessels. As of December 31, 2006, the Company had acquired the ten vessels by utilizing $204,000 of the above mentioned $214,000 facility. The maximum allowable amounts drawn down for each vessel have been in accordance with the criteria set by the bank. The drawings are complete and the remaining balance of the facility is not available for use by the Company.

Portion of the credit facility was repaid in December 2006 as discussed in the next paragraph and the remaining principal balance was refinanced in February 2007 through a syndicated loan of $280,000 discussed below.

Senior notes:    In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290,000 were used to repay in full the remaining principal amounts under three tranches of approximately $241,100 and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than the Uruguayan subsidiary. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (c) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reused in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.

Loan Facilities:    In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280,000 Term Loan Facility and a $120,000 reducing Revolver Facility. The term loan facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The term loan facility is repayable in 24 quarterly payments of $2,750, 7 quarterly payments of $5,880 and a final payment of $172,880 on the last repayment date. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. The amount available under the revolver facility as of December 31, 2007 was $120,000. The interest rate of the facility is LIBOR plus a spread ranging from 65 to 125 basis points as defined in the agreement. The refinance of the credit facility obtained on July 12, 2005, with the above loan facility was accounted for as a debt modification. Therefore, fees paid to the bank associated with the new loan along with any existing unamortized deferred financing costs, are being amortized as an adjustment of interest expense over the remaining term of the new loan using the effective interest method. Costs incurred with third parties (such as legal fees) in connection with this refinancing were expensed as incurred.

The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified security value maintenance to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2007, the amount drawn was $17,020. The facility is repayable upon delivery of the capesize vessels in 10 semi-annual installments of $6,250 and 10 semi-annual installments of $4,500 with a final payment of $46,500 on the last payment date. The interest rate of the facility is LIBOR plus a margin of 80 basis points as defined in the agreement.

The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.

Loans Assumed:    Upon acquisition of Kleimar, Kleimar had outstanding debt of approximately $39,825. The credit facilities upon acquisition are described below.

On April 28, 2004, Kleimar entered into a $40,000 credit facility with Fortis Bank and Dexia Bank. Of this loan, $14,000 was repayable in 8 quarterly payments of $1,750 with the balance of $26,000 being repayable in 39 quarterly installments of $525 each and a final installment of $5,525 on the last repayment date. The facility is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of December 31, 2007, $8,650 was outstanding under this facility.

On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of December 31, 2007, $18,480 was outstanding under this facility.

On April 22, 2005 Kleimar entered into a $17,800 loan agreement for the purchase of a vessel. The Company was responsible for 50% of the total loan, and so its share of the loan at drawdown was $8,900. The Company’s share was repayable in eight equal quarterly installments. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid on March 31, 2007.

The maturity table below reflects the principal payments of the all credit facilities outstanding balance as of December 31, 2007 for the next 5 years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior notes.

Year	Amount in thousands of USD
2008	14,200
2009	14,200
2010	30,700
2011	14,500
2012	12,600
2013 and thereafter	529,700
615,900

NOTE 13:    DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Interest rate risk

The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under FASB Statement No. 133, Accounting for derivative instruments and hedging activities, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of income.

The principal terms of the interest rate swaps outstanding at December 31, 2007 and 2006 are as follows:

December 31, 2007
Counterparty	HSH Nordbank	HSH Nordbank	Royal Bank of Scotland	Fortis Bank Belgium	Dexia Bank Belgium	Dexia Bank Belgium	Alpha Bank
Notional	USD 82,000 declining 18,500 at resetting dates until maturity date	USD 79,345 declining 20,796 – 15,330 at resetting days until maturity date	USD 10,937 declining 437 at resetting dates until maturity date	USD 6,500 declining 131 at resetting dates until maturity date	USD 21,000 declining 280 at resetting dates until maturity date	USD 6,500 declining 131 at resetting dates until maturity date	USD 9,500 declining 250 at resetting dates until maturity date
Terms	Floor 3 months LIBOR 4.45% Cap 3 months LIBOR 5%	3 months LIBOR for 5.52%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	3 months LIBOR for 3.95%	3 months LIBOR for 4.525%	3 months LIBOR for 3.95%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%
Resets	Quarterly	Quarterly	April and October	Quarterly	Quarterly	Quarterly	Quarterly
Inception	March 2007	December 2007	April 2001	May 2004	August 2005	May 2004	July 2001
Maturity	June 2008	September 2009	October 2010	April 2009	August 2010	April 2009	July 2010

December 31, 2006
Counterparty	HSH Nordbank	HSH Nordbank	HSH Nordbank	Royal Bank of Scotland	Alpha Bank
Notional	USD 100,500 declining 18,500 at resetting dates until maturity date	USD 82,000 declining 18,500 at resetting dates until maturity date	USD 79,345 declining 20,796 – 15,330 at resetting days until maturity date	USD 10,937 declining 437 at resetting dates until maturity date	USD 9,500 declining 250 at resetting dates until maturity date
Terms	3 months LIBOR for 4.74%	Floor 3 months LIBOR 4.45% Cap 3 months LIBOR 5%	3 months LIBOR for 5.52%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%
Resets	Quarterly	Quarterly	Quarterly	April and October	Quarterly
Inception	March 2006	March 2007	December 2007	April 2001	July 2001
Maturity	March 2007	June 2008	September 2009	October 2010	July 2010

For the year ended December 31, 2007 and 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005, the realized gain on interest rate swaps was $225, $85, $191, and $403, respectively. As of December 31, 2007 and 2006, the outstanding net liability was $2,364 and $604, respectively. The unrealized gain/(loss) as of December 31, 2007 and 2006, was $(1,279) and $85, respectively.

The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1,200. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements are bound by the same securities as the secured credit facility. The Dexia Bank Belgium swap agreements have been collateralized by a cash deposit of $1,100.

Foreign Currency Risk

The Company has not entered into any new Foreign Exchange Currency contracts (FEC’) since March 28, 2005. During the period January 1, 2005 to March 28, 2005, the Company purchased €3,000 at an average rate of $1.30 with a sales value of $3,923. As of December 31, 2005, all contracts had been settled. The net loss from FECs recognized in the consolidated statement of income amounted to $0, $0, $(98) and $(462) for each of the years ended December 31, 2007, and 2006, the periods August 26, 2005 to December 31, 2005 and January 1, 2005 to August 25, 2005, respectively. The unrealized gain (loss) from FECs amounted to $0 for the year ended December 31, 2007 and 2006, $212 for the period August 26 to December 31, 2005, and $(338) for the period January 1 to August 25, 2005, respectively.

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

For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under ‘‘Accumulated Other Comprehensive Income/(Loss)’’ in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting ($2,875 and $3,983 loss as of December 31, 2007 and 2006, respectively), are recorded in the statement of operations under ‘‘Gain/(Loss) on Forward Freight Agreements’’. The gains/(losses) included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ are being reclassified to earnings under ‘‘Revenue’’ in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and will extend until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. The amount of losses included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’ as of December 31, 2007, which is expected to be reclassified to earnings during the next twelve months is estimated to be $19,939. For each of the years ended December 31, 2007 and 2006, $9,816 and $4,171 losses, included in ‘‘Accumulated Other Comprehensive Income/(Loss)’’, respectively were reclassified to earnings.

During 2006, six FFAs qualified for hedge accounting treatment. At December 31, 2006, none of the ‘‘mark to market’’ positions of the open dry bulk FFA contract qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.

The net gains (losses) from FFAs amounted to $26,379, $19,786, $(2,766), and $2,869 for the years ended December 31, 2007 and 2006, for the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005, respectively.

During each of the years ended December 31, 2007 and 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005, the changes in net unrealized (losses) gains on FFAs amounted to $12,232, $12,484, $(17,074) and $(23,793), respectively.

The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	December 31, 2007	December 31, 2006
Short term FFA derivative asset	$265,627	$51,190
Long term FFA derivative asset	90	—
Short term FFA derivative liability	(255,337)	(42,227)
Long term FFA derivative liability	(23)	—
Net fair value on FFA contracts	$10,357	$8,963
NOS FFAs portion of fair value transferred to NOS derivative account (*)	$(32,524)	$(6,202)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	$(49,120)	$(5,291)

The open interest rate swaps, after consideration of their fair value, are summarized as follows:

Interest Rate Swaps	December 31, 2007	December 31, 2006
Short term interest rate swap asset	$55	$—
Long term interest rate swap asset	—	—
Short term interest rate swap liability	(1,624)	193
Long term interest rate swap liability	(795)	(797)
Net fair value of interest rate swap contract	$(2,364)	$(604)

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	December 31, 2007	December 31, 2006
FFAs	$10,357	$8,963
NOS FFAs portion of fair value transferred to NOS derivative account (*)	(32,524)	(6,202)
LCH FFAs portion of fair value transferred to LCH derivative account (**)	(49,120)	(5,291)
Interest rate swaps	(2,364)	(604)
Total	$(73,651)	$(3,134)

Balance Sheet Values

	December 31, 2007	December 31, 2006
Total short term derivative asset	$184,038	$39,697
Total long term derivative asset	90	—
Total short term derivative liability	(256,961)	(42,034)
Total long term derivative liability	(818)	(797)
Total	$(73,651)	$(3,134)

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).
(**)	LCH: The London Clearing House.

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

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2007		December 31, 2006
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	427,567	427,567	99,658	99,658
Restricted cash	83,697	83,697	16,224	16,224
Trade receivables	104,968	104,968	33,590	33,590
Accounts payable	(106,665)	(106,665)	(37,365)	(37,365)
Senior notes	(298,149)	(298,149)	(297,956)	(297,956)
Long term debt	(315,900)	(315,900)	(270,106)	(270,106)
Interest rate swaps	(2,364)	(2,364)	(604)	(604)
Forward Freight Agreements, net	10,357	10,357	8,963	8,963

NOTE 14:    EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the year ended December 31, 2007 and 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005, were approximately $103, $197, $53 and $204, respectively, which included a discretionary contribution of $16, $98, $26 and $107, respectively.

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

Stock Plan

On October 18, 2007 the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with the approved Company’s stock plan for its employees, officers and directors. Stock-based awards granted to Navios Holdings’ employees, officers and directors are based on service conditions only and include restricted stock and stock options. Prior to this, the Company did not have a stock plan in place under which it granted stock-based compensation to its employees.

Under the plan, employees may be granted a certain amount of shares which are restricted for a two year period. This restriction lapses in two equal tranches over the requisite service periods of one and two years from the grant date. Stock options have been granted to executives only and vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for 7 years after its vesting date.

The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

–	Expected term: The ‘‘simplified method’’ was used which includes taking the average of the weighted average time to vesting and the contractual term of the option award. The option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s option award is 4.5 years.

–	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate (which equals the historical estimate is 38.47%

–	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

–	Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the ‘‘simplified method’’. The 4.5 yield-to-maturity rate as of the grant date is 4.123%

The fair value of restricted stock grants excludes dividends to which holders of restricted stock are not entitled. The expected dividend assumption used in the valuation of restricted stock grant is $0.0666 per share.

The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2007 was $5.35 and $16.75 respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $566 as of December 31, 2007 and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

The summary of stock-based awards is summarized as follows (in thousands except per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate intrinsic value
Options
Outstanding at January 1, 2007	—	$—	—	$—
Granted	288,000	16.75	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—
Outstanding as of December 31, 2007	288,000	16.75	2.8	1,542
Vested or expected to vest at December 31, 2007	—	—	—	—
Exercisable at December 31, 2007	—	—	—	—

Restricted stock
Outstanding as of January 1, 2007	—	—	—	—
Granted	147,264		—	—
Vested	—	—	—	—
Forfeited or expired	—	—	—	—
Non Vested as of December 31, 2007	147,264		1.8	2,467
Vested or expected to vest at December 31, 2007	—	—	—	—
Exercisable at December 31, 2007	—	—	—	—

The estimated compensation cost relating to non-vested stock option and restricted stock awards not yet recognized was $1,352 and $2,093, respectively, as of December 31, 2007 and is expected to be recognized over the weighted average period of 2.8 and 1.8 years, respectively.

NOTE 15:    URUGUAYAN SUBSIDIARY LEGAL RESERVE

The Company’s Uruguayan subsidiary maintains a retained earnings reserve, as required by Uruguayan law. This law states that 5% of each year’s net income must be set aside until the reserve equals 20% of the subsidiary’s paid in capital. As of December 31, 2007 and 2006, this reserve totals $820 and $627, respectively. As a result of the acquisition of Navios Holdings by ISE and the subsequent downstream merger with and into its newly acquired wholly owned subsidiary, Navios Holdings, the legal reserve is no longer presented as a separate component of stockholders’ equity on the face of the balance sheets at December 31, 2007 and 2006.

NOTE 16:    COMMITMENTS AND CONTINGENCIES:

The Company as of December 31, 2007 was contingently liable for letters of guarantee and letters of credit amounting to $1,738 (2006: $535) issued by various banks in favor of various organizations of which $668 ($2006: $535) are collateralized by cash deposits, which are included as a component of restricted cash.

The Company has issued guarantees, amounting to $3,500 at December 31, 2007 (2006: $3,700) to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date, which was August 30, 2007.

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

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through April 2021.

NOTE 17:    LEASES

Charters-in:

As of December 31, 2007, the Company had 37 chartered-in vessels (10 Ultra Handymax, 18 Panamax and 9 Capesize vessels). The Company has options to purchase 21 of them. The first of the option vessels was exercised and is expected to be delivered during the first quarter of 2008 (Note 25).

The future minimum commitments, net of commissions under charters in are as follows (in thousands):

Amount
2008	$125,946
2009	148,193
2010	126,961
2011	144,567
2012	160,725
2013 and thereafter	952,146
$1,658,538

Charter hire expense for chartered-in vessels amounted to $402,515, $59,774, $28,938 and $79,244 for the each of the years ended December 31, 2007 and 2006, for the periods from August 26, 2005 to December 31, 2005, and from January 1, 2005 to August 25, 2005, respectively.

Charters-out:

The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

Amount
2008	$195,331
2009	93,942
2010	67,606
2011	46,173
2012	41,630
2013 and thereafter	38,848
$483,530

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

Office space:

The future minimum commitments under lease obligations for office space are as follows (in thousands):

Amount
2008	$1,548
2009	1,526
2010	1,503
2011	1,296
2012	1,191
2013 and thereafter	7,047
Total minimum lease payments (*)	$14,111

(*)	Minimum payments have not been reduced by minimum sublease rentals of a total amount of $289 due until the end of the sublease agreement, under a non cancelable sublease.

Rent expense for office space amounted to $1,213, $1,038, $170 and $337 for each of the years ended December 31, 2007 and 2006, the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005, respectively.

On January 2, 2006 the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in May 2011. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. On October 31, 2007, the Company entered into a twelve-year lease agreement for additional space of its offices in Piraeus. See Notes 3 and 18 for further information on the office relocation and the new lease. Kleimar entered in a lease agreement for office facilities in Antwerp, Belgium, that expires in June 2009. The above table incorporates the lease commitment on all offices as disclosed above.

NOTE 18:    TRANSACTIONS WITH RELATED PARTIES

Vessel acquisitions:    On December 19, 2005 Navios Holdings signed agreements to purchase four Panamax vessels from Maritime Enterprises Management S.A., a company affiliated with the Company’s CEO and the Manager of the selling owning companies of the vessels below. On December 22, 2005 Navios Holdings took delivery of the first two vessels the Navios Libra II built in 1995 and the Navios Alegria built in 2004, owned by Sealand Access S.A. and Victory Confidence S.A., respectively. The third vessel, the Navios Felicity built in 1997 and owned by Mercury Marine S.A., was delivered on December 27, 2005 and the fourth vessel, the Navios Gemini S built in 1994 and owned by Shipcare Dominion S.A., was delivered on January 5, 2006. The total acquisition cost for the four new vessels including backlogs was $119,800 (cost related to the three vessels delivered during 2005 was $95,000) and was funded with (a) $13,000 ($8,500 related to vessels delivered in 2005) of Navios Holdings’ available cash; (b) $80,300 ($65,100 related to vessels delivered in 2005) from bank financing and (c) through the issuance of 5,500,854 shares (4,339,319 shares related to vessels delivered) of Navios Holdings authorized capital at $4.96 per share for Navios Alegria (1,840,923 shares) and Navios Libra II (1,227,282 shares), $4.82 per share for Navios Felicity (1,271,114 shares) and $4.42 per share for Navios Gemini S. (1,161,535 shares). Navios Holdings believes the terms and provisions of the purchase agreements of the vessels were the same as those that would have been available with a non-related third party.

Office rent:    On January 2, 2006, Navios Corporation and Navios Shipmanagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $595) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007 Navios Shipmanagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 420 (approximately $595) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services:    The Company utilizes Acropolis Chartering and Shipping Inc. (‘‘Acropolis’’) as a broker. Commissions paid to Acropolis for each of the years ended December 31, 2007 and 2006, and the periods from August 26, 2005 to December 31, 2005 and from January 1, 2005 to August 25, 2005 were $362, $187, $455, and $157, respectively. The Company owns fifty percent of the common stock of Acropolis.

Exercise of warrants:    On June 6, 2006, Navios Holdings issued 15,978,280 shares of common stock upon exercise of 15,978,280 of its 65,550,000 outstanding warrants. Ms. Angeliki Frangou, Navios Holdings’ Chairman and principal stockholder, participated in this transaction and paid approximately $27,300 to the Company to exercise all of her 6,666,280 warrants.

Management fees:    Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the year ended December 31, 2007 amounted to $920.

General & administrative expenses:    Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2007 amounted to $161.

Balances due to related parties:    Included in the trade accounts payable at December 31, 2007 is an amount of $370 (2006: $164), which is due to Acropolis Chartering and Shipping Inc.

Balance due from affiliate:    Due from affiliate as at December 31, 2007 amounts to $4,458 which represents the current amounts due from Navios Partners. The balance mainly consists of the IPO expenses paid on behalf of Navios Partners amounting to $3,816, as well as management fees, administrative service fees and other expenses amounting to $642.

NOTE 19:    COMMON STOCK

In order to raise capital for its expansion plans in South America, Navios Holdings induced certain warrant holders (Qualified Institutional Buyers and Institutional Accredited Investors ‘‘QIBAIs’’) to early exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top fifteen warrant holders and had no direct relationship with Navios Holdings, with the exception of Ms. Angeliki Frangou, Navios Holdings’ chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65,500 and issuance of 15,978,280 unregistered common shares. The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

On August 10, 2006, Navios Holdings issued 708,993 additional shares to its financial advisors for services rendered in connection with the capital raised from the re-pricing of warrants. These services were valued using the market value of the aforementioned shares as of the date the transactions was completed, without any subsequent measurement being necessary.

Pursuant to a registration rights agreement, Navios Holdings filed a Form F-3/A with the Securities and Exchange Commission on September 8, 2006 (No. 333-136936), registering the resale of the common stock related to the exercise of the warrants and the common stock issued to its financial advisors (with the exception of Ms. Angeliki Frangou’s shares which will remain unregistered) and had such registration statement declared effective on September 13, 2006.

Giving effect to this the warrant exercise transaction stated above, the additional 708,993 shares issued to the Company’s financial advisors and the 1,161,535 shares issued in connection with the acquisition of vessel Navios Gemini S, Navios Holdings had 62,088,127 shares outstanding and 49,571,720 warrants outstanding as of December 31, 2006, which will expire in accordance with their terms on December 9, 2008.

On December 28, 2006, Navios Holdings made an offer to the holders of its 49,571,720 outstanding warrants to acquire shares of common stock by either (a) exercising warrants for 1.16 shares in consideration of $5.00 or (b) receiving one share in exchange of every 5.25 warrants surrendered. Under this offer, which expired on January 26, 2007, 32,140,128 warrants were exercised, of which 14,237,557 were exercised by payment of the $5.00 exercise price and 17,902,571 were exercised by exchange of warrants. As a result, $71,200 of gross cash proceeds were raised ($66,600 net of costs incurred) and 19,925,527 new shares of common stock were issued.

On January 10, 2007, Navios Holdings filed with the SEC an amendment to its Articles of Incorporation to effectuate the increase of its authorized common stock from 120,000,000 shares to 250,000,000 shares.

On May 30, 2007, the Company issued 13,225,000 shares of common stock following the offering of 11,500,000 shares of common stock, with the option of the underwriters to purchase 1,725,000 additional shares of common stock to cover any over-allotments. The net cash proceeds from the above share capital issuance were $124,851.

On October 18, 2007, pursuant to the stock option plan approved by the Board of Directors Navios Holdings issued 147,264 restricted shares of common stock to its employees.

On December 10, 2007, Navios Holdings issued 1,397,624 shares of common stock in exchange for the right to purchase two new Capesize vessels (Note 8).

During the year ended December 31, 2007 the Company issued 9,628,887 shares of common stock, following various exercises of warrants. The proceeds from such warrants exercise amounted to $48,144.

Following the issuances of the new shares, described above, Navios Holdings has, as of December 31, 2007, 106,412,429 shares of common stock outstanding and 7,802,705 warrants remaining outstanding which will expire in accordance with their terms on December 9, 2008.

NOTE 20:    DISPOSAL OF ASSETS

Following the IPO of Navios Partners in November 2007 (see Note 10), the following assets were disposed of:

Assets sold to Navios Partners
Cash proceeds on sale of assets to Navios Partners	$353,300
Net book value of assets sold	(185,789)
Gain on sale of assets	$167,511

No assets were disposed of in 2006 and 2005.

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

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations for the Year Ended December 31, 2007	Port Terminal Operations for the Year Ended December 31, 2007	Total for the Year Ended December 31, 2007
Revenue	$748,731	$9,689	$758,420
Gain on forward freight agreements	26,379	—	26,379
Interest income	10,671	148	10,819
Interest income from investments in finance leases	3,507	—	3,507
Interest expense and finance cost	(51,089)	—	(51,089)
Depreciation and amortization	(30,033)	(1,867)	(31,900)
Equity in net income of affiliated companies and joint ventures	1,929	—	1,929
Net income after taxes	268,038	2,963	271,001
Total assets	1,894,296	76,708	1,971,004
Goodwill	56,239	14,571	70,810
Capital expenditures	253,364	—	253,364
Investment in affiliates	$1,079	$—	$1,079

	Successor	Successor	Successor
	Vessel Operations for the Year Ended December 31, 2006	Port Terminal Operations for the Year Ended December 31, 2006	Total for the Year Ended December 31, 2006
Revenue	$196,646	$8,729	$205,375
Gain on forward freight agreements	19,786	—	19,786
Interest income	3,821	11	3,832
Interest expense and finance cost	(47,429)	—	(47,429)
Depreciation and amortization	(35,242)	(1,887)	(37,129)
Equity in net income of affiliated companies	674	—	674
Net income	18,236	2,833	21,069
Total assets	871,860	72,923	944,783
Goodwill	26,218	14,571	40,789
Capital expenditures (*)	161,341	104	161,445
Investment in affiliates	$749	$—	$749

(*)	Includes $5,100 non-cash consideration in the form of common stock issued in connection with the purchase of one vessel and $38,600 transferred from vessels favorable lease terms and backlogs in connection with the acquisition of five option vessels.

	Vessel Operations		Port Terminal		Total
	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005	Successor August 26, 2005 to December 31, 2005	Predecessor January 1, 2005 to August 25, 2005
Revenue	$74,157	$152,668	$2,141	$5,962	$76,298	$158,630
Gain (loss) on forward freight agreements	(2,766)	2,869	—	—	(2,766)	2,869
Interest income	1,162	1,349	1	1	1,163	1,350
Interest expense and finance cost	(11,892)	(1,677)	—	—	(11,892)	(1,677)
Depreciation and amortization	(12,877)	(3,391)	(627)	(481)	(13,504)	(3,872)
Equity in net income of affiliated companies	285	788	—	—	285	788
Net income	1,856	48,517	305	2,820	2,161	51,337
Total assets	715,996	256,867	73,387	28,088	789,383	284,955
Goodwill	26,218	—	14,571	—	40,789	—
Capital expenditures (**)	147,363	777	295	3,487	147,658	4,264
Investments in affiliates	$657	372	$—	—	$657	372

(**)	Includes $21,300 non-cash consideration in the form of common stock issued in connection with the purchase of three vessels and $13,400 transferred from vessel purchase options in connection with the acquisition of two option vessels.

The following table sets out operating revenue by geographic region for the Company’s reportable segments. Vessel Operation and Port Terminal revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2007	Year ended December 31, 2006	August 26, 2005 to December 31, 2005	January 1, 2005 to August 25, 2005
North America	$92,474	$19,354	$5,767	$20,206
Europe	280,187	90,427	41,614	78,007
Asia	323,352	73,666	24,929	48,318
Other	62,407	21,928	4,066	12,099
Total	$758,420	$205,375	$76,376	$158,630

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $399,129 and $478,312 at December 31, 2007 and 2006, respectively. For Port Terminal, all long-lived assets are located in Uruguay. The total net book value of long-lived assets for the Port Terminal amounted to $24,949 and $25,866 at December 31, 2007 and 2006, respectively.

NOTE 22:    EARNINGS PER COMMON SHARE

The downstream merger of ISE with and into Navios Holdings resulted in the cancellation of the existing Navios Holdings common shares to reflect those issued by ISE. All earnings per share calculations for periods prior to the August 25, 2005 acquisition and merger (Navios Holdings predecessor) are based on the average number of Navios Holdings shares outstanding during the respective periods.

Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period. Net income for the year ended December 31, 2007 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the exercise of warrants discussed in Note 19. The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $4,195, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Fully diluted earnings per share assumes the 15,426,857, 56,444,569 and 65,550,000 weighted average number of warrants outstanding for each of the years ended December 31, 2007 and 2006 and for the period from August 26, 2005 to December 31, 2005, respectively were exercised at the warrant price of $5.00 generating proceeds of $77,134, $282,222 and $327,750 respectively and proceed was used to buy back shares of common stock at the average market price during the respective period. The remaining warrants not exercised after the inducement, will expire on December 9, 2008, at 05:00 p.m., New York City time.

	Successor	Successor	Successor	Predecessor
	Year ended December 31, 2007	Year ended December 31, 2006	August 26, 2005 To December 31, 2005	January 1, 2005 To August 25, 2005
Numerator:
Net income	$271,001	$21,069	$2,161	$51,337
Less:
Incremental fair value of securities offered to induce warrants exercise	(4,195)	—	—	—
Income available to common shareholders	$266,806	$21,069	$2,161	$51,337
Denominator:
Denominator for basic earning per share – weighted average shares	92,820,943	54,894,402	40,189,356	874,584
Dilutive potential common shares – weighted average
Restricted stock	29,613	—	—	—
Warrants outstanding – weighted average	15,426,857	56,444,569	65,550,000	—
Proceeds on exercises of warrants	$77,134,285	$282,222,845	$327,750,000	—
Number of shares to be repurchased	8,847,880	55,809,283	60,500,802	—
Dilutive effect of securities – warrants	6,608,590	635,286	5,049,198	—
Denominator for diluted earnings per share – adjusted weighted shares and assumed conversions	99,429,533	55,529,688	45,238,554	874,584
Basic earnings per share	$2.87	$0.38	$0.05	$58.7
Diluted earnings per share	$2.68	$0.38	$0.05	$58.7
The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.

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

In Belgium profit from ocean shipping is taxable based on the tonnage of the sea-going vessels from which the profit is obtained (‘‘tonnage tax’’) or taxation is based on the regular income tax rate of 33.99% applying the special optional system of depreciations of new or second hand vessels. The Company qualifies for the second method of taxation. Following the acquisition by a Belgian taxpayer, sea-going vessels and shares in such new vessels receive tax allowances as follows:

•	for the financial year of putting into service: maximum depreciation 20% straight line;

•	for each of the two following financial years: maximum depreciation of 15% straight line;

•	then per financial year up to the complete writing off: maximum depreciation of 10% straight line.

In 2007, the Company’s Belgian subsidiary, Kleimar, has applied for changing its method of taxation, to tonnage tax. The Company is awaiting the ruling of the local authorities, which, if obtained will be effective for the fiscal year starting January 1, 2008.

Kleimar has fixed the minimum depreciation on the vessels up to 4% straight line. Kleimar can defer depreciation allowances to future years except that under no circumstances can the annual allowance exceed 20% of the purchase of the investment value. Furthermore, Kleimar as a Belgian company can benefit from an investment allowance that is equal to 30% of the purchase price of the new or second-hand sea-going vessel that are owned for the first time by a Belgian taxpayer. In case of shortage of taxable income from which the investment allowance is deducted, the remaining allowance is carried forward to be deducted from future taxable income without limitation in time.

Total impact of investment allowance on the taxable income for the period from February 2, 2007 to December 31, 2007 can be summarized as follows:

Year Ended December 31, 2007
Total investment allowance	82,287
Total deducted from taxable income	(4,242)
Total allowance carried forward to offset against future taxable income	78,045

The difference between the Company’s income tax expense for the year ended December 31, 2007 and tax expense calculated at the statutory tax rate of 0% applicable to Marshall Islands, where the Company is domiciled, is due to taxable income of $13,091 earned by Kleimar which is taxed at a statutory rate of 33.99%.

The Company’s deferred taxes as of December 31, 2007, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Kleimar acquisition as discussed further in Note 3.

As at January 1, 2007 the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Interpretation No. 48 requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. Interpretation No. 48 permits the Company to recognize the amount of tax benefit that has a greater that 50 percent likelihood of being ultimately realised upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar, the Company’s Belgian subsidiary is the only entity subjected to income taxes. Kleimar’s open tax years are 2006 and 2007. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 24:    OTHER FINANCIAL INFORMATION

The Company’s 9½% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Corporación Navios Sociedad Anonima (‘‘non guarantor subsidiary’’) and those not required by the Indenture. Provided below are the condensed income statements, cash flow statements and balance sheets of Navios Maritime Holdings Inc., the guarantor subsidiary and the non-guarantor subsidiary. These condensed consolidating statements have been prepared in accordance with US GAAP, except that all subsidiaries have been accounted for on an equity basis.

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Income Statement for the year ended December 31, 2007 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	748,731	9,689	—	758,420
Gain on forward freight agreements	—	26,379	—	—	26,379
Time charter, voyage and port terminal expenses	—	(553,713)	(4,367)	—	(558,080)
Direct vessel expenses	—	(27,892)	—	—	(27,892)
General and administrative expenses	(3,101)	(19,450)	—	—	(22,551)
Depreciation and amortization	(2,808)	(27,225)	(1,867)	—	(31,900)
Interest income from finance leases	—	3,507	—	—	3,507
Interest income	6,556	4,115	148	—	10,819
Interest expenses and finance cost, net	(48,537)	(2,552)	—	—	(51,089)
Gain on sale of assets	—	167,511	—	—	167,511
Other income	40	401	4	—	445
Other expense	(99)	(1,303)	(644)	—	(2,046)
Income before equity in net earnings of affiliated companies and taxes	(47,949)	318,509	2,963	—	273,523
Income from subsidiaries	318,950	—	—	(318,950)	—
Equity in net earnings of affiliated companies	—	1,929	—	—	1,929
Net income before taxes	271,001	320,438	2,963	(318,950)	275,452
Income tax	—	(4,451)	—	—	(4,451)
Net Income	271,001	315,987	2,963	(318,950)	271,001

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Income Statement for the year ended December 31, 2006 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	196,646	8,729	—	205,375
Gain on forward freight agreements	—	19,786	—	—	19,786
Time charter, voyage and port terminal expenses	—	(80,620)	(4,097)	—	(84,717)
Direct vessel expenses	—	(19,863)	—	—	(19,863)
General and administrative expenses	(1,866)	(12,699)	—	—	(14,565)
Depreciation and amortization	(2,812)	(32,430)	(1,887)	—	(37,129)
Provisions for losses on accounts receivable	—	(6,242)	—	—	(6,242)
Interest income	2,735	1,086	11	—	3,832
Interest expenses and finance cost, net	(47,429)	—	—	—	(47,429)
Other income	5	1,737	77	—	1,819
Other expense	(47)	(425)	—	—	(472)
Income before equity in net earnings of affiliated companies	(49,414)	66,976	2,833	—	20,395
Income from subsidiaries	70,483	—	—	(70,483)	—
Equity in net earnings of affiliated companies	—	674	—	—	674
Net Income	21,069	67,650	2,833	(70,483)	21,069

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Income Statement for the period from August 26, 2005 to December 31, 2005 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	74,157	2,141	—	76,298
(Loss) on forward freight agreements	—	(2,766)	—	—	(2,766)
Time charter, voyage and port terminal expenses	—	(37,892)	(1,227)	—	(39,119)
Direct vessel expenses	—	(3,137)	—	—	(3,137)
General and administrative expenses	(514)	(4,068)	—	—	(4,582)
Depreciation and amortization	(986)	(11,891)	(627)	—	(13,504)
Provisions for losses on accounts receivable	—	(411)	—	—	(411)
Interest income	400	762	1	—	1,163
Interest expenses and finance cost, net	(11,892)	—	—	—	(11,892)
Other income	—	35	17	—	52
Other expense	—	(226)	—	—	(226)
Income before equity in net earnings of affiliated companies	(12,992)	14,563	305	—	1,876
Income from subsidiaries	15,153	—	—	(15,153)	—
Equity in net earnings of affiliated companies	—	285	—		285
Net Income	2,161	14,848	305	(15,153)	2,161

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Predecessor Income Statement for the period from January 1, 2005 to August 25, 2005 (in 000s US$)	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Revenue	—	152,668	5,962	—	158,630
Gain on forward freight agreements	—	2,869	—	—	2,869
Time charter, voyage and port terminal expenses	—	(89,175)	(2,631)	—	(91,806)
Direct vessel expenses	—	(5,650)	—	—	(5,650)
General and administrative expenses	—	(9,964)	—	—	(9,964)
Depreciation and amortization	(57)	(3,334)	(481)	—	(3,872)
Interest income	8	1,728	1	(387)	1,350
Interest expenses and finance cost, net	—	(2,064)	—	387	(1,677)
Other income	—	1,426	—	—	1,426
Other expense	48	(774)	(31)	—	(757)
Income before equity in net earnings of affiliated companies	(1)	47,730	2,820		50,549
Income from subsidiaries	51,338	—	—	(51,338)	—
Equity in net earnings of affiliated companies	—	788	—		788
Net Income	51,337	48,518	2,820	(51,338)	51,337

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Balance Sheet as at December 31, 2007	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Cash and cash equivalent	211,183	209,034	7,350	—	427,567
Restricted cash	—	83,697	—	—	83,697
Accounts receivable, net	109	104,565	294	—	104,968
Intercompany receivables	227,680	—	—	(227,680)	—
Short term derivative assets	—	184,038	—	—	184,038
Short term backlog asset	—	2,279	175	—	2,454
Due from affiliate companies	—	4,458	—	—	4,458
Prepaid expenses and other current assets	3,210	37,728	125	—	41,063
Total current assets	442,182	625,799	7,944	(227,680)	848,245
Deposit on exercise of vessels purchase option	—	208,254	—	—	208,254
Vessels, port terminal and other fixed assets, net	—	400,621	24,970	—	425,591
Long term derivative asset	—	90	—	—	90
Investments in subsidiaries	783,893	—	—	(783,893)	—
Investment in associates and joint ventures	—	1,079	—	—	1,079
Investment in leased asset	—	58,756	—	—	58,756
Deferred financing cost, net	13,017	—	—	—	13,017
Deferred dry dock and special survey costs, net	—	3,153	—	—	3,153
Long term backlog asset	—	—	44	—	44
Goodwill and other intangibles	109,251	259,774	43,750	—	412,775
Total non-current assets	906,161	931,727	68,764	(783,893)	1,122,759
Total Assets	1,348,343	1,557,526	76,708	(1,011,573)	1,971,004
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	292	106,373	—	—	106,665
Accrued expenses and other current liabilities	8,948	59,434	600	—	68,982
Deferred tax liability	—	3,663	—		3,663
Intercompany Payables	—	170,742	56,938	(227,680)	—
Short term derivative liability	—	256,961	—	—	256,961
Current portion of long term debt	11,000	3,220	—	—	14,220
Total current liabilities	20,240	600,393	57,538	(227,680)	450,491
Long term debt, net of current portion	558,899	40,930	—	—	599,829
Long term liabilities	—	604	34	—	638
Long term derivative liability	—	818	—	—	818
Unfavorable lease terms	—	96,217	—	—	96,217
Deferred tax	—	53,807	—	—	53,807
Total non-current liabilities	558,899	192,376	34	—	751,309
Total liabilities	579,139	792,769	57,572	(227,680)	1,201,800
Total stockholders’ equity	769,204	764,757	19,136	(783,893)	769,204
Total Liabilities and Stockholders’ Equity	1,348,343	1,557,526	76,708	(1,011,573)	1,971,004

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Balance Sheet as at December 31, 2006	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Cash and cash equivalent	77,476	20,592	1,590	—	99,658
Restricted cash	—	16,224	—	—	16,224
Accounts receivable, net	—	27,799	436	—	28,235
Intercompany receivables	456,634	125,511	—	(582,145)	—
Short term derivative assets	—	39,697	—	—	39,697
Short term backlog asset	—	5,071	175	—	5,246
Prepaid expenses and other current assets	170	6,548	91	—	6,809
Total current assets	534,280	241,442	2,292	(582,145)	195,869
Deposit on exercise of vessel purchase options	—	2,055	—	—	2,055
Vessels, port terminal and other fixed assets, net	—	479,404	25,888	—	505,292
Investments in subsidiaries	313,498	—	—	(313,498)	—
Investment in associates and joint ventures	—	749	—	—	749
Deferred financing cost, net	11,454	—	—	—	11,454
Deferred dry dock and special survey costs, net	—	3,546	—	—	3,546
Goodwill and other intangibles	112,060	69,015	44,743	—	225,818
Total non-current assets	437,012	554,769	70,631	(313,498)	748,914
Total Assets	971,292	796,211	72,923	(895,643)	944,783
LIABILITIES AND STOCKHOLDERS EQUITY
Accounts payable	2,337	35,029	—	—	37,366
Accrued expenses and other current liabilities	1,166	13,834	383	—	15,383
Intercompany Payables	125,511	403,966	52,668	(582,145)	—
Short term derivative liability	—	42,034	—	—	42,034
Short term backlog liability	—	5,946	—	—	5,946
Current portion of long term debt	8,250	—	—	—	8,250
Total current liabilities	137,264	500,809	53,051	(582,145)	108,979
Long term debt, net of current portion	559,812	—	—	—	559,812
Long term liabilities	—	947	32	—	979
Long term derivative liability	—	797	—	—	797
Total non-current liabilities	559,812	1,744	32	—	561,588
Total liabilities	697,076	502,553	53,083	(582,145)	670,567
Total stockholders’ equity	274,216	293,658	19,840	(313,498)	274,216
Total Liabilities and Stockholders’ Equity	971,292	796,211	72,923	(895,643)	944,783

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Cash flow statement for the year ended December 31, 2007	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by operating activities	88,907	33,408	9,427	(3,667)	128,075
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(167,569)	22,133	—	—	(145,436)
Proceeds from sale of assets	—	353,300	—		353,300
Receipts from finance lease	—	9,049	—	—	9,049
Acquisition of vessels		(44,510)	—	—	(44,510)
Deposit on purchase of vessel	—	(188,254)	—	—	(188,254)
Acquisition of fixed assets	—	(600)	—	—	(600)
Net cash provided by/(used in) investing activity	(167,569)	151,118	—	—	(16,451)
Cash flows from financing activities
Issuance of common stock	239,567	—	—	—	239,567
Proceeds from long term borrowing, net of finance fees	122,075	16,611	—	—	138,686
Principal payment on long term debt	(123,250)	(12,695)	—	—	(135,945)
Dividends paid	(26,023)	—	(3,667)	3,667	(26,023)
Net cash provided by/(used in) financing activity	212,369	3,916	(3,667)	3,667	216,285
Net increase in cash and cash equivalents	133,707	188,442	5,760	—	327,909
Cash and cash equivalents, at beginning of period	77,476	20,592	1,590	—	99,658
Cash and cash equivalents, at end of period	211,183	209,034	7,350	—	427,567

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Cash flow statement for the year ended December 31, 2006	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by/(used in) operating activities	(44,257)	99,493	1,196	—	56,432
Cash flows from investing activities
Acquisition of vessels	—	(108,117)	—	—	(108,117)
Acquisition of fixed assets	—	(1,165)	(126)	—	(1,291)
Deposit on exercise of vessel purchase option	—	(2,055)	—	—	(2,055)
Net cash used in investing activity	—	(111,337)	(126)	—	(111,463)
Cash flows from financing activities
Issuance of common stock	65,453	—	—	—	65,453
Deferred finance cost	(7,775)	—	—	—	(7,775)
Proceeds from long term borrowing	415,109	—	—	—	415,109
Principal payment on long term debt	(340,453)	—	—	—	(340,453)
Dividends paid	(15,382)	—	—	—	(15,382)
Net cash provided by financing activity	116,952	—	—	—	116,952
Net increase (decrease) in cash and cash equivalents	72,695	(11,844)	1,070	—	61,921
Cash and cash equivalents, at beginning of period	4,781	32,436	520	—	37,737
Cash and cash equivalents, at end of period	77,476	20,592	1,590	—	99,658

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Successor Cash flow statement for the period from August 26, 2005 to December 31, 2005	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by/(used in) operating activities	(578,448)	602,953	(134)	—	24,371
Cash flows from investing activities
Acquisition of vessels	—	(110,831)	—	—	(110,831)
Acquisition of fixed assets	—	—	(294)	—	(294)
Deposit on exercise of vessel purchase option	—	(8,322)	—	—	(8,322)
Net cash used in investing activity	—	(119,153)	(294)	—	(119,447)
Cash flows from financing activities
Proceeds from long term borrowing	105,900	—	—	—	105,900
Repayment of long term debt and payment of principal	—	(126,870)	—	—	(126,870)
Deferred finance cost	(12,930)	9,143	—	—	(3,787)
Movement in long term borrowings	387,500	(387,500)	—	—	—
Cash received from downstream merger	102,259	—	—	—	102,259
Repayment of shareholders loan	—	(8,622)	—	—	(8,622)
Net cash provided by/(used in) financing activity	582,729	(513,849)	—	—	68,880
Net increase (decrease) in cash and cash equivalents	4,281	(30,049)	(428)	—	(26,196)
Cash and cash equivalents, at beginning of period	500	62,485	948	—	63,933
Cash and cash equivalents, at end of period	4,781	32,436	520	—	37,737

	Navios Maritime Holdings Inc.	Other Guarantor	Corporation Navios Sociedad Anonyma
Predecessor Cash flow statement for the period from January 1, 2005 to August 25, 2005	Issuer	Subsidiaries	Non Guarantor Subsidiary	Eliminations	Total
Net cash provided by/(used in) operating activities	(1,983)	70,022	3,906	—	71,945
Cash flows from investing activities
Acquisition of fixed assets	—	(864)	(3,400)	—	(4,264)
Net cash used in investing activity	—	(864)	(3,400)	—	(4,264)
Cash flows from financing activities
Principal payment of long term debt	—	(50,506)	—	—	(50,506)
Net cash used in financing activity	—	(50,506)	—	—	(50,506)
Net increase (decrease) in cash and cash equivalents	(1,983)	18,652	506	—	17,175
Cash and cash equivalents, at beginning of period	2,483	43,833	442	—	46,758
Cash and cash equivalents, at end of period	500	62,485	948	—	63,933

NOTE 25:    SUBSEQUENT EVENTS

(a)	On February 7, 2008, Navios Holdings took delivery of the vessel Navios Orbiter by exercising its purchase option. Previously the vessel was operating under Company’s chartered-in fleet. The vessel’s purchase price was approximately $20,500.

(b)	On January 9, 2008, Navios Holdings took delivery of Torm Antwerp, in its chartered-in fleet. Torm Antwerp is a 75,250 DWT Panamax vessel built in 2008.

(c)	On February 14, 2008, the Board of Directors resolved that a dividend of $0.09 per common share will be paid on March 18, 2008 to shareholders on record as of March 10, 2008.

(d)	On February 14, 2008, Navios Holdings received an amount of $1,399 as a dividend distribution from its affiliate Navios Partners.

(e)	On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of the Navios Holdings’ common stock. The Board will review the program periodically. Share repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases will be subject to restrictions under our credit facility and indenture.

(f)	On January 2008, the Compensation Committee of the Board of Directors approved the Company’s stock option plan for its Belgian employees. Stock-based awards to be granted to these employees, will be based on service conditions only and include restricted units.

(g)	Effective January 1, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (‘‘Navios Logistics’’), representing 63.8% of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (‘‘Horamar’’) in exchange for i) $112,200 in cash, of which $5,000 are kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the ‘‘EBITDA Adjustment’’) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% of Navios Logistics outstanding stock, of which 1,007 shares of $15,000 value are kept in escrow pending the EBITDA Adjustment.

Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.

The cash contribution for the acquisition of Horamar was financed entirely by existing cash. In addition to the strategic value of Horamar, Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and from an earnings standpoint.

The acquisition will be accounted for under the purchase method of accounting in accordance with SFAS 141. The company is in the process of allocating the purchase price to the acquired assets and liabilities. The company expects the majority of purchase price to be allocated to fixed assets.

In March 2008, Navios Logistics agreed a Term Loan of $70,000 with Marfin Egnatia Bank S.A. in order to finance its fleet expansion. The interest rate of the loan is LIBOR plus a margin of 175 basis points.

(h)	On February 25, 2008, Navios Holdings has exercised the purchase option to acquire Navios Aurora.

SIGNATURE

Navios Maritime Holdings Inc., hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

/s/ Angeliki Frangou
By:	Angeliki Frangou
Its:	Chairman and Chief Executive Officer

Date:    March 31, 2008