Form 20-F
period 2008-12-31
Navios Maritime Holdings Inc.
filed 2009-04-14
CIK 1333172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
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
Kenneth R. Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Tel: (212) 935-3000,
Fax: (212) 983-3115, The Chrysler Center, 666 Third Avenue, New York, New York 10017
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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
100,488,784 as of December 31, 2008.
Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes  ☐      No  ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes  ☐     No  ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☑     No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer,” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑     International Financial Reporting Standards as issued by the International Accounting Standards Board  ☐     Other  ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.      Item 17  ☐     Item 18  ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐     No  ☑

FORWARD-LOOKING STATEMENTS
     This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.
     Navios Maritime Holdings Inc., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “forecast”, “project”, “plan”, “potential”, “will”, “may”, “should” and similar expressions identify forward-looking statements.
     Please note in this annual report, “we”, “us”, “our”, the “Company” and “Navios Holdings” all refer to Navios Maritime Holdings Inc. and its subsidiaries.
     The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
     In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry-bulk shipping industry, changes in the Company’s operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission.
     We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I
Item 1. Identity of Directors, Senior Management and Advisers
     Not Applicable.
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
     Navios Holdings’ historical successor information is derived from the audited consolidated financial statements of Navios Holdings as of December 31, 2008, 2007 and 2006 and for the period from August 26, 2005 to December 31, 2005. The Navios Holdings historical predecessor information is derived from the audited consolidated financial statements for the period from January 1, 2005 to August 25, 2005 not included in this document. Navios Holdings’ balance sheet data as of December 31, 2006, 2005, and 2004, and the historical information for the year ended December 31, 2005 and 2004 is derived from the audited financial statements which are not included in this document. The purchase of the net assets of Navios Holdings by International Shipping Enterprises Inc. (“ISE”), through the purchase of all of its outstanding shares of common stock, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005.
     The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained herein.

     The historical successor and predecessor results included below and elsewhere in this document are not necessarily indicative of the future performance of Navios Holdings.

	Successor	Successor	Successor	Successor	Predecessor
	Year	Year	Year	August 26,	January 1,
	Ended	Ended	Ended	2005 to	2005 to	Year Ended
	December 31,	December 31,	December 31,	December 31,	August 25,	December 31,
	2008	2007	2006	2005	2005	2004
	(Expressed in thousands of U.S. Dollars - except per share data)
Statement of Income Data
Revenue	$1,246,062	$758,420	$205,375	$76,298	$158,630	$279,184
Gain (loss) on forward freight agreements	16,244	26,379	19,786	(2,766)	2,869	57,746

Time charter, voyage and logistic business expenses	(1,066,239)	(557,573)	(84,225)	(39,119)	(91,806)	(179,732)
Direct vessel expenses	(26,621)	(27,892)	(19,863)	(3,137)	(5,650)	(8,224)
General and administrative expenses	(40,001)	(23,058)	(15,057)	(4,582)	(9,964)	(12,722)
Depreciation and amortization	(57,062)	(31,900)	(37,129)	(13,504)	(3,872)	(5,925)
Provision for losses on accounts receivable	(2,668)	—	(6,242)	(411)	—	(294)
Gain on sale of assets/partial sale of subsidiary	27,817	167,511	—	—	—	61

Interest income from investments in finance lease	2,185	3,507	—	—	—	—
Interest income	7,753	10,819	3,832	1,163	1,350	789
Interest expense and finance cost, net	(49,128)	(51,089)	(47,429)	(11,892)	(1,677)	(3,450)
Other income	948	445	1,819	52	1,426	374
Other expense	(12,584)	(2,046)	(472)	(226)	(757)	(1,438)

Income before equity in net earnings of affiliated companies and joint venture	46,706	273,523	20,395	1,876	50,549	126,369

Equity in net earnings of affiliated companies and joint venture	17,431	1,929	674	285	788	763

Income before taxes and minority interest	$64,137	$275,452	$21,069	$2,161	$51,337	$127,132
Income taxes	56,113	(4,451)	—	—	—	—

Net income before minority interest	$120,250	$271,001	$21,069	$2,161	$51,337	$127,132
Minority interest	(1,723)	—	—	—	—	—

Net income	$118,527	$271,001	$21,069	$2,161	$51,337	$127,132

Less:

Incremental fair value of securities offered to induce warrants exercise	—	(4,195)	—	—	—	—

Income available to common shareholders	$118,527	$266,806	$21,069	$2,161	$51,337	$127,132

Weighted average number of shares, basic	104,343,083	92,820,943	54,894,402	40,189,356	874,584	909,205

Basic earnings per share	$1.14	$2.87	$0.38	$0.05	$58.70	$139.83

Weighted average number of shares, diluted	107,344,748	99,429,533	55,529,688	45,238,554	874,584	909,205

Diluted earnings per share	$1.10	$2.68	$0.38	$0.05	$58.70	$139.83

Balance Sheet Data (at period end)
Current assets, including cash	$505,409	$848,245	$195,869	$114,539		$187,944
Total assets	2,253,624	1,971,004	944,783	789,383		333,292

Current liabilities, including current portion of long term debt	271,532	450,491	108,979	133,604		103,527

Total long term debt, including current portion	887,715	614,049	568,062	493,400		50,506
Stockholders’ equity	805,820	769,204	274,216	207,758		174,791

	Successor	Successor	Successor	Successor	Predecessor
	Year	Year	Year	August 26,	January 1,
	Ended	Ended	Ended	2005 to	2005 to	Year Ended
	December 31,	December 31,	December 31,	December 31,	August 25,	December 31,
	2008	2007	2006	2005	2005	2004
	(Expressed in thousands of U.S. Dollars - except per share data)
Other Financial Data
Net cash (used in) provided by operating activities	$(28,388)	$128,075	$56,432	$24,371	$71,945	$137,218

Net cash used in investing activities	(452,637)	(16,451)	(111,463)	(119,447)	(4,264)	(4,967)

Net cash provided by (used in) financing activities	187,082	216,285	116,952	68,880	(50,506)	(111,943)
Book value per common share	8.02	7.23	4.42	4.70	5.67	192.25
Cash dividends per common share	0.38	0.24	0.25	—	—	43.99
Cash paid for common stock dividend declared	28,588	26,023	15,382	—	—	40,000
Adjusted EBITDA(1)	$165,478	$349,875	$103,177	$26,537	$55,696	$135,967

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Adjusted EBITDA does not represent and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included in this document because it is a basis upon which the Company assesses its liquidity position and because the Company believes that it presents useful information to investors regarding a Company’s ability to service and/or incur indebtedness. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:
Adjusted EBITDA Reconciliation to Cash from Operations

	Successor	Successor	Successor	Successor	Predecessor
	Year	Year	Year	August 26,	January 1,	Year Ended
	Ended	Ended	Ended	2005 to	2005 to	December
	December 31,	December 31,	December 31,	December 31,	August 25,	31,
	2008	2007	2006	2005	2005	2004
	(Expressed in thousands of U.S. Dollars - except per share data)
Net cash (used in) provided by operating activities	$(28,388)	$128,075	$56,432	$24,371	$71,945	$137,218
Net (decrease) increase in operating assets	(87,797)	177,755	33,065	5,864	(14,525)	(7,195)
Net decrease (increase) in operating liabilities	226,145	(176,510)	(31,086)	1,720	21,407	3,104
Payments for drydock and special survey costs	3,653	2,426	2,480	1,710	—	—
Net interest cost	39,298	38,414	35,593	9,476	(98)	1,888
Provision for losses on accounts receivable	(2,668)	—	(6,024)	(411)	880	573
Gain on sale of assets	27,817	167,511	—	—	—	61

Unrealized (loss) gain on FFA derivatives, foreign exchange contracts, fuel swaps and interest rate swaps	(15,376)	10,953	12,625	(16,478)	(23,728)	254
Earnings in affiliates, net of dividends received	4,517	1,251	92	(285)	(185)	64
Minority interest	(1,723)	—	—	—	—	—

Adjusted EBITDA	$165,478	$349,875	$103,177	$26,537	$55,696	$135,967

B. Capitalization and Indebtedness
     Not applicable.
C. Reasons for the Offer and Use of Proceeds
     Not applicable.

D. Risk Factors
     Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. You should carefully consider each of the following risks together with the other information incorporated into this Annual Report when evaluating the Company’s business and its prospect. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the Company’s business operations. If any of the following risks relating to our business and operations actually occur, our business, financial condition and results of operations could be materially and adversely affected and in that case, the trading price of our common stock could decline, and you could lose all or part of your investment.
Risks Associated with the Shipping Industry and Our Operations
The cyclical nature of the international drybulk shipping industry may lead to decreases in charter rates, which could adversely affect our results of operations and financial condition.
     The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 4, 2005 to December 31, 2008, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,537 and a high of $94,977. Additionally, during the period from January 1, 2008 to December 31, 2008, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $2,316 and a high of $233,988. Navios Holdings anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India and the rest of the world, seasonal and regional changes in demand, and changes to the capacity of the world fleet. Adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and, thereby, could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition.
     The demand for vessels has generally been influenced by, among other factors:
•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.
     The supply of vessel capacity has generally been influenced by, among other factors:
•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries; and

•	vessel casualties.
When our time charters expire, we may not be able to successfully replace them.
     The process for obtaining longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:
•	environmental, health and safety record;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.
     As a result of these factors, when our time charters expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charters on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charters, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time and the financial sector, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities as described above. However, even if we are successful in employing our vessels under longer term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable time charters, our results of operations and operating cash flow could be materially adversely affected.
The economic slowdown in the Asia Pacific region has markedly reduced demand for shipping services and has decreased shipping rates, which could adversely affect our results of operations and financial condition.
     Currently, China, Japan, other Pacific Asian economies and India are the main driving force behind the development in seaborne drybulk trades and the demand for drybulk carriers. Reduced demand from such economies has driven decreased rates and vessel values. A further negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Furthermore, the economic slowdown in the United States, the European Union, and other countries may deepen the economic slowdown in China, among others. While the recent introduction of a $586 billion economic stimulus package by the Chinese government is designed, in part, to increase consumer spending and reignite the steep growth China experienced before the recent downturn, it remains to be seen whether such a course of action by China will have the desired effect. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry-wide. As a result, our operating results would be further materially affected.
We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short term decreases in shipping rates.
     We periodically employ our some of vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term time charters provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market charter rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including our profitability and cash flows, with the result that our ability to pay debt service and dividends could be impaired.

Trading and complementary hedging activities in freight, tonnage and Forward Freight Agreements (FFAs) subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations.
     Due to drybulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and forward freight agreements, or FFAs. We are exposed to market risk in relation to our FFAs and could suffer substantial losses from these activities in the event that our expectations are incorrect. We trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.
     In our hedging and trading activities, we focus on short term trading opportunities where there is adequate liquidity in order to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and could in the future cause significant volatility in earnings.
Unrealized losses of “available for sale” securities may negatively affect our results of operations in the future.
     As part of the consideration received from the sale of Navios Aurora I to Navios Maritime Partners L.P. (“Navios Partners”) in July 2008, the Company received 3,131,415 common units of Navios Partners (14.4% of the outstanding units of Navios Partners), which are accounted for under FAS 115 as “available-for-sale” securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income.
     As of December 31, 2008, total unrealized loss on our AFS Securities amounted to $22.6 million representing a decline of approximately 50% of the past six months. Management evaluates securities for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
     As of December 31, 2008, management considers the decline in market valuation of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues.
     We charter-out our vessels to other parties, who pay us a daily rate of hire. We also enter into COAs pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, we enter into FFAs, part of which are traded over-the-counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a charterer defaults on a time charter, we would have to enter into charters at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates, our financial condition and results of operations could be materially adversely affected.
     We have insured our charter-out contracts through a “AA+” rated European Union governmental agency. If the charterer goes into payment default, the insurance company will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles) for the remaining term of the charter-out contract.
     On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty was estimated to be approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding cannot be presently estimated, based on management’s current expectations and assumptions, we provided $5.4 million in our 2006 financial statements and $0.5 million additional provision in our 2008 financial statements. As of December 31, 2008, an amount of $1.1 million has been recovered. No further information has developed since then which would change our expectations and assumptions either to increase or decrease the provision. However, we do not believe that this will have a material impact on our liquidity, or on our ability to make payments of principal and interest or otherwise service our debt.
Disruptions in world financial markets and the resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to expand our business through the acquisition of vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows, causing the market price of our common stock to decline.
     The United States and other parts of the world are exhibiting deteriorating economic trends and are currently in a recession. For example, the credit markets worldwide and in the U. S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U. S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
     Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the U.S. and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we intend to cover all or a portion of the cost of vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt may hamper our ability to finance vessel or new business acquisition.
     We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide may adversely affect our business or impair our ability to borrow amounts under our existing credit facility or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to decline significantly.

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels and which in turn could have an adverse effect on our results of operations or financial condition.
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
     We have longstanding relationships with certain Japanese ship owners that give us access to time charters that are currently at favorable rates and which, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese ship owners will generally make contracts available on the same or substantially similar terms in the future.
Our Chairman and Chief Executive Officer holds approximately 23% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.
     Ms. Angeliki Frangou owns approximately 23% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase $20 million of common stock (as of December 31, 2008, she has purchased approximately $10 million in value of common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock does not remain actively involved in the business or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.
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
Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us which may compete directly with us, causing such persons to have conflicts of interest.
     Some of our directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by us. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Our officers and employee directors devote their full time and attention to our ongoing operations, and our non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a public company.

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
     A vessel must undergo an annual survey, or “Annual Survey”, an intermediate survey, or “Intermediate Survey” and a special survey, or “Special Survey”. In lieu of a Special Survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period. Navios Holdings’ vessels are on Special Survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be dry docked every two to three years for inspection of the underwater parts of such vessel.
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
     Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. For example, if governmental authorities or independent classification societies that inspect the hull and machinery of commercial ships to assess compliance with minimum criteria as set by national and international regulations enact new standards, we may be required to make significant expenditures for alterations of the addition of new equipment. In order to satisfy any such requirements, we may be required to take our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.
The risks and costs associated with vessels increase as the vessels age.
     The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 4.7 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, our earnings could be materially adversely affected.
We are subject to various laws, regulations and conventions, including environmental laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.
     The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs. Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions, legislation has been enacted or is under consideration that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.

     The operation of vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive safety management system that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Non-compliance with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
     For all vessels, including those operated under our fleet, international liability for oil pollution is currently governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, adopted by the International Maritime Organization (“IMO”) in 2001. The Bunker Convention imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention became effective on November 21, 2008, and by early 2009 it was in effect in 22 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
     Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the federal laws, each state may enact more stringent regulations, thus subjecting ship owners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels call.
     U.S. federal legislation, including notably the Oil Pollution Act of 1990, or “OPA 90”, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions, or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges, or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA 90, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670 et seq. These regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

     Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship-owner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a ship owner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.
     In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. A directive on ship-source pollution was adopted in 2005, imposing criminal sanctions for pollution not only caused by intent or recklessness (which would be an offense under MARPOL), but also caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be otherwise incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, the negligence alleged by prosecutors has often been found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.
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
     Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems, to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
     Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption, could cause a decrease in charter revenues.
The operation of our ocean-going vessels and the Navios Logistics’ fleet entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and could damage our business reputation, which may in turn lead to loss of business.
     The operation of our ocean-going vessels and the Navios Logistics’ fleet entails certain inherent risks that may adversely affect our business and reputation, including:
•	damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.
     Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up a spill could substantially lower its revenues by taking vessels out of operation permanently or for periods of time. The involvement of our vessels in a disaster or delays in delivery or damages or loss of cargo may harm our reputation as a safe and reliable vessel operator and could cause us to lose business.
Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.
     The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2008, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker which was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows.
Accidents or operational disruptions in connection with loading, discharging or transiting the rivers in our Navios Logistics business could adversely affect our operations and revenues.
     Our Navios Logistics business is dependent, in part, upon being able to timely and effectively transit the rivers and load and discharge cargoes. Any accidents or operational disruptions to ports, terminals, bridges or the lock on the high Parana River could adversely affect our operations and our revenues in our Navios Logistics business.
Any drought or significant decline in production of soybeans or other agricultural products in the Hidrovia region, or any significant change affecting the navigability of certain rivers in the region, would have an adverse effect on our Navios Logistics business.
     A significant portion of our Navios Logistics business is derived from transportation of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Further, most of the operations in our Navios Logistics business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short term, reduce or limit our ability to effectively transport cargo on the rivers.
     A prolonged drought or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or our Navios Logistics business in general may, in the short term, result in a reduction in the market value of the barges and push boats that we operate in the region. These barges and push boats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and push boats in the Hidrovia region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.

As we expand our business, we may have difficulty managing our growth, which could increase expenses.
     We have significantly grown our fleet and business since August 2005. We intend to continue seeking growth in our fleet, either through purchases of additional vessels, through chartered-in vessels or through business acquisitions. The addition of vessels to our fleet or the acquisition of new business will impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:
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
     Our initial operating and financial systems may not be adequate as we implement our plan to expand, and our attempts to improve these systems may be ineffective. If we are unable to operate our financial and operations systems effectively or to recruit suitable employees as we expand our operations, we may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is the case that it is harder to oversee a sizable operation than a small one and, accordingly, more likely that errors will occur as operations grow and that additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.
Vessels may suffer damage and we may face unexpected dry docking costs, which could affect our cash flow and financial condition.
     If our owned vessels suffer damage, they may need to be repaired at a dry docking facility. The costs of dry dock repairs are unpredictable and can be substantial. We may have to pay dry docking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or dry docked at the same time.
The shipping industry has inherent operational risks that may not be adequately covered by our insurance.
     The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled dry docking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

     We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could harm our business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for us to obtain. In addition, the insurance that may be available to us in the future may be significantly more expensive than our existing coverage.
     Even if our insurance coverage is adequate to cover our losses, we may not be able to timely obtain a replacement vessel in the event of a loss. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. Our insurance policies also contain deductibles, limitations and exclusions which can result in significant increased overall costs to us.
Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also on the claim records of all other members of the protection and indemnity associations.
     We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition and our ability to pay interest on, or the principal of, the senior notes.
Because we generate all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.
     We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies and Argentinean pesos, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. In 2008 approximately 6.9% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. For example, for the year ended December 31, 2008, the value of the U.S. dollar increased by approximately 4.9% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.
Our operations expose us to global political risks, such as wars and political instability that may interfere with the operation of our vessels and thereby cause a decrease in revenues from such vessels.
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

     A government could requisition title or seize our vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes its owner. A government could also requisition our vessels for hire, which would result in the government taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.
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
     In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel which is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet for claims relating to another ship in the fleet.
Risks Relating to Our Debt
We have substantial debt which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments on the notes.
     As of December 31, 2008, we had $887.7 million in aggregate principal amount of debt outstanding of which $587.7 was secured. We also have up to $132.3 million available to us to be used for general corporate purposes under our existing and new credit facilities following the term loan facility of up to $110.0 million concluded in March 2009. We may increase the amount of our indebtedness in the future which would further exacerbate the risks listed below.
     Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt:
•	our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under our senior secured credit facility will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

•	we may be at a competitive disadvantage compared to our competitors with less debt or comparable debt at more favorable interest rates and, as a result, we may not be better positioned to withstand economic downturns;

•	our ability to refinance indebtedness may be limited or the associated costs may increase; and

•	our flexibility to adjust to changing market conditions and ability to withstand competitive pressures could be limited, or we may be prevented from carrying out capital expenditures that are necessary or important to our growth strategy and efforts to improve operating margins or our business.
Despite our current indebtedness levels, we and our subsidiaries may be able to incur substantially more debt, including secured debt. This could further exacerbate the risks associated with our substantial indebtedness.
     We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 9.5% senior notes due 2014, or the “senior notes”, do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations, including the repayment of the senior notes.
The agreements and instruments governing our debt will contain restrictions and limitations that could significantly impact our ability to operate our business.
     Our secured credit facilities and our indenture impose certain operating and financial restrictions on us. These restrictions may limit our ability to:
•	incur or guarantee additional indebtedness;

•	create liens on our assets;

•	make new investments;

•	engage in mergers and acquisitions;

•	pay dividends or redeem capital stock;

•	make capital expenditures;

•	engage in certain FFA trading activities;

•	change the flag, class or commercial and technical management of our vessels;

•	enter into long term charter arrangements without the consent of the lender; and

•	sell any of our vessels.
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
Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.
     Our ability to make scheduled payments on or to refinance our obligations under our debt will depend on our financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our control.
     We will use cash to pay the principal and interest on our debt. These payments limit funds otherwise available for working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our current liabilities may exceed our current assets. We may need to take on additional debt as we expand our fleet, which could increase our ratio of debt to equity. The need to service our debt may limit funds available for other purposes, and our inability to service debt in the future could lead to acceleration of our debt and foreclosure on our owned vessels.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indenture governing our outstanding notes and our secured credit facilities.
     The indenture governing the senior notes and our secured credit facilities contain certain change of control provisions. If we experience specified changes of control under the senior notes, we will be required to make an offer to repurchase all of our outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our secured credit facilities. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our secured credit facilities and the senior notes, including but not limited to repaying all indebtedness outstanding under our secured credit facilities or repurchasing the senior notes.
An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.
     The debt under our secured credit facilities bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.
The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure of our mortgaged vessels.
     Factors that influence vessel values include:
•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry bulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	general economic and market conditions affecting the shipping industry.
     If the market values of our owned vessels decrease, we may breach covenants contained in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss.
We may require additional financing to acquire vessels or business or to exercise vessel purchase options, and such financing may not be available.
     In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our senior secured credit facility, the indenture or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.
     Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act, or BCA. The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.
We, and certain of our officers and directors, may be difficult to serve with process as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the United States.
     We are a corporation organized under the laws of the Republic of the Marshall Islands. Several of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.
Being a foreign private issuer exempts us from certain Securities and Exchange Commission requirements.
     We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:
•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).
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
     The purchase by International Shipping Enterprises Inc. (“ISE”), our predecessor, of all of the outstanding shares of common stock of Navios Holdings, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005. Navios Holdings is incorporated under the laws of the Republic of the Marshall Islands. ISE received an opinion from its counsel for the merger transaction that, while there is no direct authority that governs the tax treatment of the transaction, it was more likely than not that Navios Holdings would be taxed by the United States as a foreign corporation. Accordingly, we take the position that we will be taxed as a foreign corporation by the United States. If Navios Holdings is taxed as a U.S. corporation in the future, its taxes will be significantly higher than they are currently.
Item 4. Information on the Company
A. History and Development of the Company
     The Company’s office and principal place of business is located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. The Company is incorporated under the laws of the Republic of the Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as the Company’s agent for service of process, and the Company’s registered address and telephone number, as well as address and telephone number of its agent for service of process, is Trust Company Complex, Ajeltake Island P.O. Box 1405, Majuro, Marshall Islands MH96960.
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios Holdings and all the stockholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of its common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business, and the operations of Navios Holdings became those of a publicly-traded company. The Company publicly files its reports with the Securities and Exchange Commission under the rules of Foreign Private Issuers.
     On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (“Kleimar”) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. The purchase of Kleimar was financed by existing cash and the use of $120.0 million revolving credit facility with HSH Nordbank AG and Commerzbank AG. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also had and continues to have an extensive contract of affreightment (“COA”) business, a large percentage of which involves transporting cargo to China.
     Following the acquisition of Kleimar, the Company now operates a fleet of owned Capesize, Panamax and Ultra Handymax vessels and a fleet of time chartered Capesize, Panamax and Ultra Handymax vessels that are employed to provide worldwide transportation of bulk commodities. The Company actively engages in assessing risk associated with fluctuating future freight rates, fuel prices and foreign exchange and, where appropriate, will actively hedge identified economic risk with appropriate derivative instruments. Such economic hedges do not always qualify for accounting hedge treatment, and, as such, the usage of such derivatives could lead to material fluctuations in the Company’s reported results from operations on a period-to-period basis.

     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     In connection with the initial public offering, or an IPO, of Navios Partners, on November 16, 2007, Navios Holdings sold the interests of five of its wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of three of its wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for: (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus; (b) $160.0 million of the $165.0 million borrowings under Navios Partners’ new revolving credit facility; (c) 7,621,843 subordinated units issued to Navios Holdings; and (d) 2% general partner interest and all incentive distribution rights in Navios Partners to the General Partner. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
     On or prior to the closing of the IPO, Navios Holdings entered into the following agreements with Navios Partners: (a) a share purchase agreement pursuant to which Navios Holdings sold the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc. (the “Manager”), a wholly-owned subsidiary of Navios Holdings, provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.
     On July 1, 2008, Navios Holdings sold the Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, to Navios Partners in exchange for approximately $79.9 million, consisting of $35.0 million cash and 3,131,415 common units of Navios Partners. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately prior to the closing date. Following the sale of Navios Aurora I, Navios Holdings currently owns a 51.6% interest in Navios Partners which includes a 2% general partner interest.
     On April 1, 2009, Navios Partners’ board of directors decided not to exercise the option to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II due to unfavorable conditions in the capital markets.
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece.
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly-owned subsidiary, Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in Horamar Group (“Horamar”) in exchange for; (a) $112.2 million in cash (financed entirely by existing cash), of which $5.0 million were kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow pending the EBITDA Adjustment.
     In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target, at which time $2.5 million in cash and 503 shares were released to the shareholders of Horamar. Following this release, Navios Holdings owns 65.5% (excluding 504 shares still kept in escrow at December 31, 2008, pending achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2009.

     Horamar was a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.
     On July 1, 2008, Navios Holdings completed the IPO of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, Navios Holdings purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units of Navios Acquisition (“Sponsor Units”) for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, Navios Holdings owns approximately 6,035,000 shares (19%) of the outstanding common stock of Navios Acquisition.
     To the knowledge of the management of the Company, there have been no indications of any public takeover offers by third parties in respect of its shares or by the Company in respect of other companies’ shares during the fiscal years 2007, 2008 and thus far in 2009.
     For information concerning the Company’s capital expenditures and methods of financing, see “Operating and Financial Review and Prospects.”
B. Business overview
Introduction
     Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had an in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding Navios Logistics), the average age of which is approximately 4.7 years, consists of a total of 53 vessels, aggregating approximately 5.1 million deadweight tons, or dwt. Navios Holdings owns 12 modern Ultra Handymax (50,000-59,000 dwt), five Panamax (70,000-83,000 dwt), and one Product Handysize (10,000-30,000 dwt) tanker vessels. It also time charters in and operates a fleet of six Ultra Handymax, two Handysize, 11 Panamax, and nine Capesize vessels under long term time charters, 18 of which are currently in operation, with the remaining 10 scheduled for delivery on various dates up to August 2013. Navios Holdings has options to acquire 12 of the 28 time chartered-in vessels (two of which Navios Holdings holds an initial 50% purchase option). Navios Holdings also has committed to acquire seven newbuild Capesize vessels which are scheduled for delivery during 2009.
     Navios Holdings also offers commercial and technical management services to Navios Partners’ fleet which is comprised of six Panamax vessels and one Capesize vessel and receives a fixed daily fee of $4,000 per owned Panamax and $5,000 per owned Capesize vessel until November 15, 2009. From November 2009 to November 2012, Navios Partners is expected to reimburse Navios Holdings for all of the actual operating costs and expenses it incurred in connection with the management of Navios Partners’ fleet.
     Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay.
     Navios Holdings’ strategy and business model involves the following:

•	Operation of a high quality, modern fleet. Navios Holdings owns and charters in a modern, high quality fleet, having an average age of approximately 4.7 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•	Pursue an appropriate balance between vessel ownership and a long term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long term time chartered vessels, approximately 5.1 million dwt in dry bulk tonnage, making Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its longstanding relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 12 of the 28 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long term time chartered vessels.

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long term time charters, enter into the freight market and increase its short term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain favorable vessel acquisition terms as reflected in the purchase options contained in many of its long term charters, which are superior to the prevailing purchase prices in the open vessel sale and purchase market.

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, to generate profit from, such volatility.

•	Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.7% as of December 31, 2008, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:
•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs; and

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages.
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

     Navios Holdings is one of relatively few major owners and operators of this type in the dry bulk market, and has vast experience in this area. In recent years, it has further raised the commercial sophistication of its business model by using market intelligence derived from its risk management operations and, specifically, its freight derivatives hedging desk, to make more informed decisions regarding the management of its fleet.
Competitive Advantages
     Controlling approximately 5.1 million dwt (excluding Navios Logistics) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long term freight commitments, depending on its view of future market trends. In addition, many of the long term charter deals that form the core of Navios Holdings’ fleet were brought to the attention of Navios Holdings prior to ever being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.
     Navios Holdings’ long involvement and reputation for reliability in the Asian region have also allowed it to develop privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios Holdings has obtained relatively low-cost, long term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants who lack Navios Holdings’ brand recognition, credibility, and track record.
     In addition to its superior and long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the dry bulk market on the basis of the following factors:
•	A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2022, assuming minimum available charter extension periods are exercised) on attractive terms that allow Navios Holdings to charter-out the vessels at a considerable spread during strong markets and to weather down cycles in the market while maintaining low operating expenses;

•	Strong cash flows from creditworthy counterparties;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with access to future attractive long term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and dry docking, providing efficiency and transparency in Navios Holdings’ owned fleet operations; and

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America.
     Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ favorable reputation and capacity position.

Shipping Operations
     Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 18 owned vessels and 28 chartered-in vessels (12 of which have purchase options). The average age of the operating fleet is 4.7 years.
     Owned Fleet. Navios Holdings owns a fleet comprised of 12 modern Ultra Handymax vessels, five Panamax vessels, and one Product Handysize vessel, whose technical specifications and youth distinguish them in the market, where, approximately 28% of the dry bulk world fleet is composed of 20+ year-old ships. Navios Holdings has committed to acquire seven newbuild Capesize vessels, six of them to be built in South Korea and one in Japan for an aggregate purchase price of approximately $780.4 million.
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,068
Navios Apollon	Ultra Handymax	2000	52,073
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega(1)	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Hyperion	Panamax	2004	75,707
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Vanessa(2)	Product Handysize	2002	19,078

Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios Pollux	Capesize	06/2009	181,000
Navios Happiness	Capesize	07/2009	180,000
Navios Lumen	Capesize	09/2009	181,000
Navios Aurora II	Capesize	10/2009	172,000
Navios TBN	Capesize	11/2009	172,000
Navios Phoenix	Capesize	11/2009	180,000
Navios TBN	Capesize	12/2009	172,000

(1)	The vessel was delivered on February 18, 2009.

(2)	95% owned. Contracted to be sold for $24.2 million in 2009.
     Six of the owned Ultra Handymax vessels are substantially identical sister vessels (they were all built at the Sanoyas Shipyard in Japan) and, as a result, Navios Holdings has built-in economies of scale with respect to technical ship management. Further, they have been built to technical specifications that exceed those of comparable tonnage.
     Four of the 12 Ultra Handymax vessels each have five cranes (greater than the industry standard), allowing for increased loading and discharging rates, thereby increasing the efficiency of vessel operations.
     All owned Ultra Handymax vessels are equipped with cranes that have 30 and 35 metric tons of lifting capacity, allowing for lifting of different types of heavy cargoes, thereby increasing the vessels’ trading flexibility and efficiency.
     Six of the 12 Ultra Handymax owned vessels have CO2 fittings throughout all cargo holds, allowing for the loading of a variety of special cargoes (such as timber and wood pulp), thereby enhancing the potential trading routes and profitability of the vessels.
     Six of the 12 Ultra Handymax vessels each have the tank top strengths in all holds are of 24mt/m2, also allowing for the carriage of heavy cargoes.
     Long Term Fleet. In addition to the 18 currently operating owned vessels and seven owned vessels to be delivered, Navios Holdings controls a fleet of nine Capesize, 11 Panamax, six Ultra Handymax, and two Handysize vessels under long term time charters, having an average age of approximately 3.2 years. Of the 28 chartered-in vessels, 18 are currently in operation and 10 are scheduled for delivery at various times up to August 2013, as set forth in the following table:

Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(1)
			(in metric tons)
Navios Vector	Ultra Handymax	2002	50,296	No
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Sagittarius	Panamax	2006	75,756	Yes
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Rubena N	Capesize	2006	203,233	No
Phoenix Grace	Capesize	2009	170,500	No
Long term Chartered-in Fleet to be Delivered

				Purchase
Vessel Name	Vessel Type	Delivery Date	Deadweight	Option(1)
			(in metric tons)
Phoenix Beauty	Capesize	01/2010	170,500	No
Navios TBN	Handysize	03/2010	35,000	Yes (2)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	08/2010	35,000	Yes (2)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Panamax	01/2013	82,100	Yes
Navios TBN	Ultra Handymax	08/2013	61,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.
     Many of Navios Holdings’ current long term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.
     Short Term Fleet: Navios Holdings’ “short term fleet” is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for duration of less than 12 months. The number of short term charters varies from time to time.

Exercise of Vessel Purchase Options
     Since August 25, 2005, Navios Holdings has executed the following purchase options consisting of four Ultra Handymax, six Panamax and one Capesize vessel. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Aurora I and Navios Fantastiks were delivered on November 30, 2005, December 30, 2005, February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007, February 7, 2008, April 24, 2008 and May 2, 2008, respectively. Navios Galaxy I was sold to Navios Partners on November 15, 2007. In addition, on November 15, 2007, the rights to Navios Fantastiks were sold to Navios Partners, while Navios Aurora I was sold to Navios Partners on July 1, 2008. The acquisition cost of these vessels was approximately $230.4 million. Accordingly, Navios Holdings has options to acquire four of the remaining 18 chartered-in vessels currently in operation and eight of the 10 long term chartered-in vessels on order (on two of which Navios Holdings holds a 50% initial purchase option).
     Management and Operation of the Fleet: Navios Holdings’ commercial ship management is conducted out of its South Norwalk, Connecticut and Belgian office. All vessel operations and the technical management of the owned vessels are conducted out of its Piraeus, Greece office, except for one of Kleimar’s initial owned vessels whose management is performed by an unrelated third party. The financial risk management related to the operation of its fleet is conducted through both its South Norwalk and Piraeus offices, as explained more fully below.
     Commercial Ship Management: Commercial management of Navios Holdings’ fleet involves identifying and negotiating charter party employment for the vessels. Navios Holdings uses the services of a related party, Acropolis Chartering & Shipping Inc., based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers, and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’ vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.
     Technical Ship Management: Navios Holdings provides, through its subsidiary, Navios ShipManagement Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’ vessels following the management agreement signed at the closing of the IPO of Navios Partners. Based in Piraeus, Greece, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and dry docking.
     Operation: The operations department, which is located in Greece and Belgium, supervises the post-fixture business of the vessels in Navios Holdings’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled.
     Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•	Freight Rate Risk. Navios Holdings uses FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings enters into these FFAs through over-the-counter transactions and over NOS ASA, a Norwegian clearing house, and LCH, the London Clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the company’s commercial ship management strategy and policies. See “Risk Factors — Risks Associated with the Shipping Industry and Our Operations — Trading and complementary hedging activities in freight, tonnages and Forward Freight Agreements (FFAs) subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers, counter-parties and FFAs. Navios Holdings has established policies designed to ensure that contracts are entered into with counter-parties that have appropriate credit histories. Counter parties and cash transactions are limited to high credit quality collateralized corporations and financial institutions. Most importantly, Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We have insured our charter-out contracts through a double “AA+” rated European Union governmental agency. If the charterer goes into payment default, the insurance company will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles) for the remaining term of the charter-out contract.

•	Interest Rate Risk. Navios Holdings uses interest rate swap agreements to reduce exposure to fluctuations in interest rates. Specifically, Navios Holdings enters into interest rate swap contracts that entitle it to receive interest at floating rates on principal amounts and oblige it to pay interest at fixed rates on the same amounts. Thus, these instruments allow Navios Holdings to raise long term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. See Note 13 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2008, included elsewhere in this document. See also item 11 “Quantitative and Qualitative Disclosure about Market Risks — Interest Rate Risk.”

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are dollar-based, 4.4% of its expenses related to its Logistics segment are in Uruguayan pesos, Argentinean pesos and Paraguayan Guaranies and 2.5% of its expenses related to operation of its Piraeus and Belgian office are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso and Paraguayan Guarani exposure against long term currency forecasts and enters into foreign currency contracts when considered appropriate.
Navios Logistics Operations
     Inception: On January 1, 2008, Navios Holdings formed a South American logistics business through the combination of its existing port operations with a barge and upriver port businesses that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. The combined entity has been named Navios South American Logistics Inc. (“Navios Logistics”).
     Navios Logistics, an end-to-end logistics business which leverages Navios’ transshipment facility in Uruguay with an upriver port facility in Paraguay and dry and wet barge capacity, marked the successful conclusion of an effort Navios Holdings commenced in June 2006, when the Company announced its intention to develop a South American logistics business. Navios Holdings intends to continue growing its South American logistics business by opportunistically acquiring assets complementary to its port terminal and storage facilities.

     Navios Logistics’ initial focus is on the area extending from Brazil to Uruguay on the Paraguay and Parana rivers, considering the region’s growing agricultural and mineral exports, the cost-effectiveness of river transport as compared to available alternatives and its existing transportation infrastructure. We intend to grow the business by capitalizing on the region’s growing agricultural and mineral commodities exports and leveraging the significant cost advantage river transport offers compared to alternatives.
     Water transportation in the Hidrovía Paraguay-Paraná is considered by the governments of Argentina, Bolivia, Brazil, Paraguay, and Uruguay to be the backbone of plans for integrating regional economies. Expanding navigation of the Paraguay and Parana River system, which is the second largest in South America, will result in an economic boom for the region, drastically reducing transportation costs and providing the resource rich but landlocked areas of Argentina, Paraguay, Bolivia and Brazil with direct access to the Atlantic Ocean and thus the entire world.
Tanker vessels, barges and push boats operations
     Overview: Navios Logistics operates different types of tanker vessels, push boats and wet and dry barges for the delivery of a great range of products meeting the needs of the market between Buenos Aires, Argentina, and all the ports of the Paraná, Paraguay, Uruguay River System in South America, commonly known as the “Hidrovia” (Waterway). The Hidrovia passes through five countries, Argentina, Bolivia, Brazil, Paraguay and Uruguay along its 3,442 kilometers and to maritime facilities of the South American coastline.
     Infrastructure: Navios Logistics owns and operates more than 230 barges and push boats, including two ocean-going tanker vessels. Navios Logistics’ fleet consists of the following: 2 handy-size tankers (ocean-going vessels), 20 push-boats, 157 dry barges, 49 oil barges, 3 LPG barges, 2 self-propelled barges and 2 small oil tankers. Following its formation, Navios Logistics acquired six convoys (more than 100 barges and the corresponding push boats) for dry cargo transportation as of September 2008, two ocean-going vessels (Handysize tankers named Malva H and Estefania H, delivered in January and July, respectively, with an aggregate capability of dwt 22,000), and is engaged on the acquisition of two more ocean-going vessels (Handysize tankers named Makenita H and Sara H) both under construction and which are expected to be delivered during 2009, with an aggregate capability of dwt 26,000.
     Products transported: Navios Logistics transports through the Hidrovia to maritime facilities of the South American coastline liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils), liquefied cargo (Liquefied Petroleum Gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron, and rolling stones). During the year 2008, the company transported more than 2.7 million cubic meter of liquids or tons of dry cargo (1.9 million in 2007, 1.5 million in 2006), disaggregated in more than 2.2 million cubic meters of liquids, more than 500 thousand tons of dry cargo, and more than 15 thousand cubic meters of LPG.

     Navios Logistics contracts its cargo vessels either on a time charter basis or COA basis.
     Dry Bulk Cargo — Soybeans: Argentina, Brazil, Paraguay, and Bolivia produced about 39.9 million tons of soybeans in 1995 and more than 110 million tons in 2008, a compound annual growth rate of more than 10% in that period. These countries accounted for more than 50% of the world’s soybean production in 2008. Further, with advances in technology, productivity of farmland has also improved. Production of corn and wheat in Argentina, Bolivia, Brazil and Paraguay has grown significantly during the last five years. The installation of crushing plants in Bolivia and Paraguay has generated a large volume of vegetable oils and soybean meal that are also shipped via the river for export.
     Dry Bulk Cargo — Iron Ore: In the Corumba area in Brazil near the High Parana River, two existing large iron ore mines owned by international mining companies Rio Tinto and Companhia Vale do Rio Doce (CVRD) have been joined by a new mine owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barges, has grown significantly during past years.
     Oil transportation in Paraguay: Paraguay has no local sources of petroleum, and consequently petroleum must be imported. Barges using the rivers in the Hidrovia are currently the preferred method of supplying Paraguay with crude and petroleum products. All the petroleum products travel north to destinations in Northern Argentina, Paraguay and Bolivia, creating synergies with dry cargo volumes that mostly travel south. Brazil does not yet transport any significant quantity of petroleum products via the rivers in the Hidrovia, mainly due to lack of discharge facilities. Currently, interior regions of Brazil near the Hidrovia are supplied over land by truck. However, incentives exist to switch to barge transportation for petroleum product distribution to Brazilian cities near the river.
     Fleet developments and utilization in the region: In the last ten years the barge fleet in the Hidrovia has more than doubled, while maintaining a high level of utilization. This has occurred not only due to the growth of production in the area, but also because cargo that in the past was transported by truck started to shift to river transport.
Liquid Port and Terminal Operations
     Overview: In the region of San Antonio, Paraguay, Navios Logistics owns and operates an up-river port terminal containing tank storage for petroleum products, oil and gas. The port facility is used to supply international operators from Paraguay and Bolivia, attending the growing demand of energy. Earnings derive from a tariff based on storage and logistic services in the plant expressed in dollars per metric ton of liquid products which are petroleum derivatives such as fuel, oil and gas. The business is developed through two main types of operations: purchase and sale of petroleum products and storage and handling services which relate mainly to services of inbound, storage and outbound of liquids and gas, or transporting them directly from the barges to the trucks.
     Infrastructure: The six tanks on the plant have a full capability of 35 thousand cubic meters.

One additional tank (five thousand cubic meters of capability) is expected to be operational during 2009. During the year 2008, the port handled a total of 121 thousand cubic meters.
Dry Port and Terminal Operations
     Overview: Navios Logistics owns and operates the largest bulk transfer and storage port terminal in Uruguay, one of the most efficient and prominent operations of its kind in South America. Situated in an international tax free trade zone in the port of Nueva Palmira at the confluence of the Parana and Uruguay rivers, the terminal operates 24 hours per day, seven days per week, and is ideally located to provide customers, consisting primarily of leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region of Argentina, Bolivia, Brazil, Paraguay, and Uruguay.
     Navios Logistics has had a lease with the Republic of Uruguay dating back to the 1950’s for the land on which it operates. The lease has been extended and may be extended further until 2045 at Navios Logistics’ option. Navios Holdings believes the terms of the lease reflect Navios Holdings’ relationship within the Republic of Uruguay. Additionally, since the Navios Logistics terminal is located in the Nueva Palmira Tax Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes. Certificates of deposit are also obtainable for commodities entering into the station facility.
     There is considerable scope for further expansion of this bulk terminal operation. Navios Logistics’ has recently been awarded an additional six acres of land. With this, Navios Logistics’ Uruguayan port has approximately 32 acres of available river front land for future development. Navios Logistics is in the process of evaluating several alternatives for developing all available space. The increased flow of commodity products through the Nueva Palmira port has allowed Navios Logistics to steadily increase throughput.
     Although it is one of the smaller countries in South America, Uruguay is regarded as one of the most stable countries in the continent. The population is almost 100% literate, with a large middle class and a well-established democracy. The banking system is modern and efficient by international standards.
     Port Infrastructure: The port terminal stands out in the region because of its sophisticated design, efficiency, and multimodal operations. The Navios Logistics dry port terminal has specially designed storage facilities and conveying systems that provide tremendous flexibility in cargo movements that help to avoid delays to trucks, vessels and barge convoys. The port terminal offers 274,400 tons (soybean basis) of clean and secure grain silo capacity. With seven silos (some with internal separations) available for storage, customers are assured their commodities will be naturally separated. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.
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
     Dedicated professionals operate the port terminal, taking pride in the quality of service and responsiveness to customer requirements. Management is attentive to commodity storage conditions seeking to maintain customer commodity separation at all times and minimize handling losses. The port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. The ability to conduct multiple operations simultaneously involving ocean vessels, barges, trucks, and grain silos further enables the port terminal to efficiently service customers’ needs.

     The port terminal has a uniquely simple pricing policy using a fixed fee structure for its clients. Other regional competitors charge clients a complicated fee structure, with many variable add-on charges. Navios’ pricing policy provides clients with a transparent, comprehensive, and hassle-free quote that has been extremely well-received by port patrons. The Uruguay port terminal operations present the additional advantage of generating revenue in U.S. dollars, whereas the majority of its costs are in local currency.
     Future Growth: The table below highlights the gradual development of export volumes through the Navios Logistics facility in Nueva Palmira, and Navios Logistics believes this growth will continue as both countries continue to drive for larger hard currency income.
Navios Logistics’ Uruguay Annual Throughput Volumes (MM metric tones)
     Navios Logistics is currently in negotiations with significant existing and new customers who have expressed high levels of interest into entering in long-term business relationships with the company based on the growing Uruguay grain market.
     Navios Logistics’ Uruguay Export Market: Over the past few years, Uruguay has begun to develop its grain exports that, historically, were very small because land was allocated to cattle and sheep farming. The rapid rise in Uruguayan exports is apparent from the chart below. Most importantly for the Navios Logistics port terminal, the natural growth area for grain in Uruguay is in the western region of the country on land that is located in close proximity to Nueva Palmira.
Uruguay Soy Exports
Source: MGAYP — Uruguayan Agricultural Ministry
     In 2004, the construction of four new cylindrical silos was completed. The silos were designed specifically to receive Uruguayan commodities. Before these silos had been completed, local exporters had booked their total capacity for a period of three years. This was the first time in the terminal’s history that additional silo capacity was booked before completion of construction. As a result of yet further significant new customer demand from companies such as Cargill and Louis Dreyfus, as well as from a number of smaller local grain merchandisers, in September 2005, a new 75,000 ton silo was constructed, which is currently the largest in Uruguay. This additional silo added approximately 35% to the terminal’s existing storage capacity and is serving the increased exports of Uruguayan soybeans. The total investment for this project included the new silo, as well as two new truck un-loaders, and new truck weigh scales. Of traditional horizontal, concrete construction, the silo design incorporated wall separations, mechanical air ventilation systems as well as a sensitive temperature monitoring equipment. Demand for silo space keeps growing, and the construction of a new silo with a record capacity of 80,000 metric tons will be completed during the second quarter of 2009, on time for the new soybean crop.
Customers
Fleet
The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. The charterers for Navios Holdings’ core fleet come from leading enterprises that mainly carry iron ore, coal, and grain cargoes. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities rather than to more speculative or undercapitalized entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as BHP Billiton Marketing, Arcelor Mittal, Oldendorff Carriers GmbH & Co, Cargill International SA, COSCO Bulk Carriers Ltd., Mitsui O.S.K. Lines Ltd., Korea Line Corporation, Daichi Chuokisen, STX Pan Ocean Co. and Taiwan Maritime Transportation Corp. During the year ended December 31, 2008 and 2007, no customer accounted for more than 10.0% of the Company’s revenue. During the year ended December 31, 2006, two customers from the vessel operations segment, Cargill International S.A. and Mitsui O.S.K. Lines Ltd., accounted 12.3% and 10.0%, respectively, of the Company’s revenue.
Tanker vessels, barges and push boats operations
     Navios Logistics has a diverse customer base including large and well-known petroleum and agricultural companies. Some of the significant customers in the last three years include Shell Argentina, Shell Paraguay, Exxon Mobil, Cargill, Molinos, Vicentin, Petrobras (the national oil company of Brazil), Petropar (the national oil company of Paraguay), Glencore, Repsol YPF, Repsol YPF Bolivia and Louis Dreyfus. In 2008, the three largest customers were Petropar, Esso Petrolera Argentina, a subsidiary of Exxon Mobil Corporation, and Shell, a subsidiary of Royal Dutch Shell plc, which accounted for 23.5%, 13.9% and 8.3% of Navios Logistics’ freight revenue, respectively.
Dry Port Terminal
     Navios Logistics’ port terminal at Nueva Palmira, Uruguay conducts business with customers engaged in the international sales of agricultural commodities, which book portions of the port terminal’s silo capacity and transship cargoes through the terminal. In 2008, ADM, Cargill, and LDC were the customers accounting for the larger movements in volume. In 2008, the three largest customers of the port terminal were Agrograin, a subsidiary of the Archer Daniels Midland group (ADM), Crop, a subsidiary of Cargill and Uruagri, a subsidiary of Louis Dreyfus, which accounted for 35%, 19%, and 13% of the port terminal’s revenue, respectively. In 2007, ADM accounted for 41.5%, LDC accounted for 12.4% and Cargill accounted for 9.6% of the port terminal’s revenue. In 2006, the two largest customers of the port terminal were Agrograin SA, a subsidiary of the Archer Daniels Midland group which accounted for 41.8% of the port terminal’s revenue, and Uruagri, a subsidiary of Louis Dreyfus which accounted for 9.7% of the port terminal’s revenue.
Competition
     The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,400 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 6,970 vessels, aggregating approximately 424 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 40 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

     It is likely that we will face substantial competition for long term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long term charters.
Intellectual Property
     We consider NAVIOS to be our proprietary trademark, service mark and trade name. We hold several U.S. trademark registrations for our proprietary logos and the domain name registration for our website.
Governmental and Other Regulations
     Sources of applicable rules and standards: Shipping is one of the world’s most heavily regulated industries, and in addition it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent that international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.
     A variety of governmental and private entities subject vessels to both scheduled and unscheduled inspections. These entities include local port authorities (the U.S. Coast Guard, harbor masters or equivalent entities), classification societies, flag state administration (country vessel of registry), state and local governmental pollution control agencies and charterers, particularly terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.
     Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations.
     International Environmental Regulations: The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with preventing, reducing or controlling pollution from ships. These fall into two main categories, one consisting of those concerned generally with ship safety standards, and the other of those specifically concerned with measures to prevent pollution.
     Ship safety standards: In the former category, the primary international instrument is the Safety of Life at Sea Convention 1974, as amended, (SOLAS), together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

     An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.
     Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (ISPS Code).
     Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, we voluntarily implement and maintain certifications pursuant to the International Organization for Standardization, or ISO, for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).
     Regulations to prevent pollution from ships: In the secondary main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of the Convention. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II) by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).
     These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention with which we are required to comply are introduced.
     For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. These regulations are enforced by the member states. We anticipate incurring costs in complying with these more stringent standards.
     Greenhouse Gas Emissions: In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States (which did not join the Protocol), the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. While the petition was originally denied, the new EPA Administration is reconsidering the petition in its entirety. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.

     Other international regulations to prevent pollution: In addition to MARPOL, more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements (beginning in 2009), to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the convention for it to take force. Moreover, the IMO has supported deferring the requirements of this convention that would first come into effect to December 31, 2011, even if it were to be adopted earlier.
     European regulations: European regulations in the maritime sector are generally based on international law. However, since the Erika incident in 1999, the European community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction, has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards.
     In some areas of regulation, the European Union has introduced new laws without attempting to procure a corresponding amendment of international law. A directive on ship-source pollution was adopted in 2005, imposing criminal sanctions for pollution not only caused by intent or recklessness (which would be an offense under MARPOL), but also caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where criminal liability would not be otherwise incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, the negligence alleged by prosecutors has often been found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.
     United States Environmental Regulations and laws governing civil liability for pollution: Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Additionally, pursuant to the federal laws, each state may enact more stringent regulations, thus subjecting ship owners to dual liability. Notably, California has adopted regulations that parallel most, if not all of the federal regulations explained below. We intend to comply with all applicable state regulations in the ports where our vessels call.
     U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA 90, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. OPA 90 affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA 90 as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulates oil spills pursuant to California Government Code section 8670 et seq. These regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

     Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA 90 applied only to vessels that carry oil in bulk as cargo. However, before the federal requirements took effect, many of the individual states had previously adopted requirements for response plans for both non-tank and vessels. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA 90 which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $0.8 million, whichever is greater.
     These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition, liability under some state laws do not include any limits, and thus, while limitation may be available under federal law, liability under state law is considered unlimited forcing a vessel owner or operator to first pay under state law and then possibly seek reimbursement from the federal government under the limitation provisions of OPA 90.
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
     OPA 90 requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes the OPA 90 limitation on liability of $600 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. On February 6, 2008, the U.S. Coast Guard proposed amendments to the financial responsibility regulations to increase the required amount of such COFRs to $1,250 per gross ton to reflect the 2006 increases in limits on OPA 90 liability. The increased amounts will become effective 90 days after the proposed regulations are finalized. We believe our insurance coverage as described above meets the requirements of OPA 90.
     Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA 90. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.
     The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage. In addition to these liabilities, the vessel owner or operator may incur the costs of response and clean-up, as well as damages to natural resources.
     The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages, and complements the remedies available under CERCLA. Pursuant to regulations promulgated by the U.S. Environmental Protection Agency (the “EPA”), in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court issued an order invalidating the exemption in the EPA’s regulations for all discharges incidental to the normal operation of a vessel and directing the EPA to develop a system for regulating all discharges from vessels by that date.
     To comply with this court mandate, EPA issued a final vessel general permit (“VGP”), that establishes effluent discharge limits for 28 different vessel discharges. We are required to comply with the terms of the permit, including the state specific conditions imposed by the individual states in certifying the permit. In addition, we will be required to file a notice of intent to continue operations under the VGP, or file for an individual permit. We are required to install the necessary controls to meet these limitations and/or otherwise restrict our vessel traffic in U.S. waters. The installation, operation and upkeep of these systems increase our costs of operating in the United States and other jurisdictions where similar requirements might be adopted. In addition, states have enacted legislation or regulations to address invasive species through ballast water and hull cleaning management and permitting requirements.
     The Federal Clean Air Act (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. In November 2007, the EPA announced its intention to proceed with the development of more stringent standards for emissions of particulate matter, sulfur oxides, and nitrogen oxides, and other related provisions for new Category 3 marine diesel engines, consistent with the United States’ proposal to amend Annex VI of MARPOL described above. If these proposals are adopted and apply not only to engines manufactured after the effective date but also to existing marine diesel engines, we may incur costs to install control equipment on our vessels to comply with the new standards. EPA has also been required pursuant to litigation, to regulate greenhouse gas emissions. EPA has just begun the process and recently published the mandatory greenhouse gas reporting regulation. While these regulations currently require engine manufacturers to report engine emissions, EPA has made it clear that they intend to continue gathering information on whether it should require engine operators to also report. EPA may also adopt regulations near-term, to reduce emissions of greenhouse gases. These regulations would add to the operational and control equipment costs incurred in complying with criteria pollutant regulations.

     The last few years have seen an increase in air pollution regulations by U.S. state and local authorities applying to the shipping industry. California, in particular, has adopted regulations requiring the use of Shoreside power for shipping fleets, banning incineration within local waters, requiring the use of low sulfur fuels, and proposals to reduce vessel speeds. These regulations impose standards and monitoring requirements on vessel owners and operators. These regulations require expenditures to add controls or operating methods as well as liabilities for noncompliance.
     As noted above, in the United States, the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S., that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures, the amount of which we cannot predict with certainty at this time.
     Security Regulations: Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives implemented to enhance vessel security. On November 25, 2002, MTSA came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
     The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures provided such vessels have on board, by July 1, 2004, a valid ISSC Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The vessels in our initial fleet have on board valid ISSC Certificates and, therefore, are exempt from obtaining U.S. Coast Guard-approved MTSA security plans.
International laws governing civil liability to pay compensation or damages:
     In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention became effective on November 21, 2008, and by early 2009 was in effect in 22 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

     Outside the United States, national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a ship-owners intentional or reckless conduct. Some states have ratified the 1996 Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 Protocol, and, therefore, ship-owners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.
     Inspection by Classification Societies: Every sea-going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
     The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:
•	Annual Surveys: For sea-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and one-half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.
Risk of Loss and Liability Insurance
     General: The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA 90, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured against, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.
     Hull and Machinery and War Risk Insurances: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax and $0.2 million per Capesize vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

     Protection and Indemnity Insurance: Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations. This insurance covers third-party liabilities in connection with its shipping activities. This includes third party liability and other related expenses for injury or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below for pollution, our coverage is $4.25 billion per incident. Our current protection and indemnity insurance coverage for each owned vessel for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.
     Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes.” Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the ship-owner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day-by-day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods.
     Credit Risk Insurance: We have insured our charter-out contracts through a double “AA+” rated European Union governmental agency. If the charterer goes into payment default, the insurance company will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles), for the remaining term of the charter-out contract.
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
     Navios Holdings seeks to manage risk through a number of strategies, including vessel control strategies (chartering and ownership), freight carriage and FFA trading. Navios Holdings’ vessel control strategies include seeking the appropriate mix of owned vessels, long- and short term chartered-in vessels, coupled with purchase options, when available, and spot charters. Navios Holdings also enters into COAs, which gives Navios Holdings, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination. Navios Holdings’ FFA trading strategies include taking economic hedges to manage and mitigate risk on vessels that are on-hire or coming off-hire to protect against the risk of movement in freight market rates.
Legal Proceedings
     Navios Holdings is not involved in any legal proceedings that it believes will have a significant effect on its business, financial position, and results of operations or liquidity.

     On November 30, 2006, we received notification that one of our FFA trading counter-parties filed for bankruptcy in Canada. Our exposure to such counter-party was estimated to be approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding cannot be presently estimated, based on management’s current expectations and assumptions, we have provided for $5.4 million in our 2006 financial statements and $0.5 million additional provision in our 2008 financial statements. As of December 31, 2008, an amount of $1.1 million has been recovered. No further information has developed since then which would change our expectations and assumptions either to increase or decrease the provision. However, we do not believe that this will have a material impact on our liquidity, or on our ability to make payments of principal and interest or otherwise service our debt.
     From time to time, Navios Holdings may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
Crewing and Shore Employees
     Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian officers and Filipino, Georgian, Bulgarian, Polish and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel-owning subsidiaries. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. The crewing agencies handle each seaman’s training, travel, and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.
     Navios Logistics crews its fleet with Argentinean and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.
     With respect to shore-side employees, Navios Holdings employs 13 employees in its South Norwalk, Connecticut office, 85 employees in its Piraeus, Greece office, and 12 employees in its Antwerp, Belgium office. Navios Logistics employs 39 employees in its Asuncion, Paraguay offices, with 24 employees at the port facility in San Antonio, 67 office employees in the Buenos Aires, Argentina office and six employees in its Montevideo, Uruguay office, with an additional 95 employees working at the port facility in Nueva Palmira.
Facilities
     Navios Holdings and its affiliates currently lease the following properties:
•	Navios Corporation leases approximately 12,458 square feet of space at 20 Marshall Street, South Norwalk, CT, 06820 pursuant to a lease that expires on May 15, 2011. Navios Holdings sublets approximately 2,000 square feet of space to Hera East Holding, LLC, pursuant a sub-lease that expires on May 15, 2011.

•	Navios ShipManagement Inc. and Navios Corporation lease approximately 2,034.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease that expires in 2017.

•	Kleimar N.V. leases approximately 387 square meters of space at 5 Suikerui 2000 Antwerp, Belgium, pursuant to a lease that expires in April 2011.

•	Navios ShipManagement Inc. leases approximately 1,367.5 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement that expires in 2019.
     Navios Logistics and its subsidiaries currently lease the following premises:
•	CNSA leases the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. This lease is between Uruguayan National Authority of Free Zones and CNSA, which expires on November 29, 2025, with an option to extend for another 20 years.

•	Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile — Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in June 2013.

•	Mercofluvial S.A. leases approximately 91 square meters of space at Ayolas 451 calle Oliva, Asuncion, Paraguay, pursuant to a lease that expires in June 2013.

•	Mercopar Internacional S.A. leases approximately 220 square meters of space at Ygatimy 459 calle 14 de Mayo, Asuncion, Paraguay, pursuant to a lease that expires in June 2013.

•	Compania Naviera Horamar S.A. leases approximately 70 square meters at Dorrego 21 bis 7° A street in the locality of Rosario, Argentina of pursuant to a lease agreement that expires in September 2010.
     CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.
     Petrolera San Antonio S.A. owns the premises from which it operates in San Antonio, Paraguay. This space is approximately 146,744 square meters large and is located between Avenida. San Antonio and Virgen de Caacupé, San Antonio, Paraguay.
     Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively.
     Compania Naviera Horamar S.A. owns the premises from which operates in Buenos Aires, Argentina. This space is approximately 2,181.22 square meters and is located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.
C. Organizational structure
     Navios Holdings maintains offices in Piraeus, Greece, Norwalk, Connecticut, and Antwerp, Belgium. Navios Holdings’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries (in South Norwalk, Antwerp and Piraeus, respectively), while the operation and technical management of Navios Holdings’ owned vessels are conducted through Navios Maritime Holdings Inc. and its wholly-owned subsidiaries (out of Piraeus), except for one of Kleimar’s initial owned vessels whose management is outsourced. Navios Logistics maintains offices in Buenos Aires, Argentina, Asuncion, Paraguay and Montevideo, Uruguay. Navios Logistics conducts the commercial and technical management of its vessels, barges and push boats through its wholly-owned subsidiaries. Navios Logistics also owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrolera San Antonio S.A..
     All of Navios Holdings’ subsidiaries are wholly-owned, except for Navios Logistics and its subsidiaries, Navios Partners and its subsidiaries, Navios Acquisition and Acropolis Chartering & Shipping Inc. Navios Holdings owns: (a) 63.8% (65.5% excluding the 504 shares kept in escrow at December 31, 2008) of Navios Logistics following the acquisition of Horamar and the partial sale of CNSA in January 2008, (b) 37.1% of Navios Partners following the sale of Navios Aurora I to Navios Partners in July 2008 and (c) 19% of Navios Acquisition following its IPO in July 2008. Acropolis is a charter broker that acts on behalf of Navios Holdings and third parties and of which Navios Holdings owns 50% of the outstanding equity. The disclosures below include our interests in the publicly traded limited partnership, Navios Maritime Partners L.P. The chart below sets forth Navios Holdings’ current corporate structure following the acquisition and reincorporation (all corporations are domiciled in the Republic of the Marshall Islands except for Acropolis, Shikhar Ventures S.A. and Sizzling Ventures Inc., which are Liberian corporations, Hestia Shipping Ltd and Nav Holdings Limited, which are Maltese corporations, Kleimar NV, which is a Belgian corporation, Bulkinvest S.A., which is a Luxembourgian corporation, White Narcissus Marine S.A., which is a Panamanian corporation, and Navios Logistics’ subsidiaries which are incorporated in Uruguay, Argentina, Paraguay and Panama):

Subsidiaries included in the consolidation:

		Ownership	Country of	Statement of operations
Company Name	Nature/Vessel Name	Interest	Incorporation	2008	2007	2006
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Corporacion Navios SA	Operating Company	100%	Uruguay	—	1/1 – 12/31	1/1 – 12/31

Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	2/2 – 12/31	—

Kleimar N.V.	Operating company/Vessel owning company	100%	Belgium	1/1 – 12/31	2/2 – 12/31	—

Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1 – 12/31	9/13 – 12/31	—

Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1 – 12/31	2/2 – 12/31	—

Navios Maritime Acquisition Corporation	Sub-Holding Company	100%	Marshall Is.	3/14 – 6/30	—	—

Primavera Shipping Corporation	Operating company	100%	Marshall Is.	10/15 – 12/31	—	—

Ginger Services Co.	Operating company	100%	Marshall Is.	12/22 – 12/31	—	—

Astra Maritime Corporation	Operating company	100%	Marshall Is.	10/15 – 12/31	—	—

Achilles Shipping Corporation	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Apollon Shipping Corporation	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Herakles Shipping Corporation	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Hios Shipping Corporation	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Ionian Shipping Corporation	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Kypros Shipping Corporation	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Libra Shipping Enterprises Corporation	Navios Libra II	100%	Marshall Is.	—	1/1 – 11/15	1/1 – 12/31

Alegria Shipping Corporation	Navios Alegria	100%	Marshall Is.	—	1/1 – 11/15	1/1 – 12/31

Felicity Shipping Corporation	Navios Felicity	100%	Marshall Is.	—	1/1 – 11/15	1/1 – 12/31

		Ownership	Country of	Statement of operations
Company Name	Nature/Vessel Name	Interest	Incorporation	2008	2007	2006
Gemini Shipping Corporation	Navios Gemini S	100%	Marshall Is.	—	1/1 – 11/15	1/5 – 12/31

Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	2/10 – 12/31

Galaxy Shipping Corporation	Navios Galaxy I	100%	Marshall Is.	—	1/1 – 11/15	3/23 – 12/31

Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	4/10 – 12/31

Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	3/24 – 12/31

Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/4 – 12/31

Aurora Shipping Enterprises Ltd.	Navios Aurora I	100%	Marshall Is.	1/21 – 6/30	—	—

Corsair Shipping Ltd	Navios Ulysses	100%	Marshall Is.	6/11 – 12/31	—	—

Rowboat Marine Inc.	Navios Vega	100%	Marshall Is.	6/11 – 12/31	—	—

Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	1/1 – 12/31	2/26 – 12/31	—

Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/19 – 12/31	—	—

Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	3/6 – 12/31	—	—

Nostos Shipmanagement Corp. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	7/4 – 12/31	—

Portorosa Marine Corporation (i)	Navios Happiness	100%	Marshall Is.	1/1 – 12/31	7/4 – 12/31	—

Shikhar Ventures S.A (i)	Vessel Owning Company	100%	Liberia	1/1 – 12/31	12/12 – 12/31	—

Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 – 12/31	12/12 – 12/31	—

Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	12/12 – 12/31	—

Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 – 12/31	12/12 – 12/31	—

Rumer Holding Ltd. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	12/10 – 12/31	—

Chilali Corp.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	12/10 – 12/31	—

Pharos Navigation S.A. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	12/11 – 12/31	—

Pueblo Holdings Ltd. (i)	Navios Lumen	100%	Marshall Is.	8/8 – 12/31	—	—

Surf Maritime Co. (i)	Navios Pollux	100%	Marshall Is.	8/8 – 12/31	—	—

Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	7/29 – 12/31	—	—

Orbiter Shipping Corp.	Navios Orbiter	100%	Marshall Is.	1/1 – 12/31	9/13 – 12/31	—

White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	1/1 – 12/31	4/19 – 12/31	—

Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	8/7 – 12/31	—

Navios South American Logistics Inc.	Sub-Holding Company	100%	Marshall Is.	—	12/17 – 12/31	—

Navios Maritime Partners L.P.	Sub-Holding Company	100%	Marshall Is.	—	8/7 – 11/15	—

Prosperity Shipping Corporation	Navios Prosperity	100%	Marshall Is.	—	10/8 – 11/15	—

Aldebaran Shipping Corporation	Navios Aldebaran	100%	Marshal Is.	—	10/8 – 11/15	—

Fantastiks Shipping Corporation	Navios Fantastiks	100%	Marshall Is.	—	10/23 – 11/15	—

Navios South American Logistics and Subsidiaries:

		Ownership	Country of	Statement of operations
Company Name	Nature/Vessel Name	Interest	Incorporation	2008	2007	2006
Navios South American Logistics Inc.	Sub-Holding Company	65.48%	Marshal Is.	1/1 – 12/31	—	—

Corporacion Navios S.A.	Operating Company	65.48%	Uruguay	1/1 – 12/31	—	—

Nauticler S.A.	Sub-Holding Company	65.48%	Uruguay	1/1 – 12/31	—	—

Compania Naviera Horamar S.A.	Operating Company	65.48%	Argentina	1/1 – 12/31	—	—
Compania de Transporte Fluvial Int S.A.	Operating Company	65.48%	Uruguay	1/1 – 12/31	—	—

Ponte Rio S.A.	Operating Company	65.48%	Uruguay	1/1 – 12/31	—	—

Thalassa Energy S.A.	Barges Owning Company	40.93%	Argentina	1/1 – 12/31	—	—

HS Tankers Inc. (ii)	Vessel Owning Company	33.39%	Panama	1/1 – 12/31	—	—

HS Navegation Inc.	Estefania	33.39%	Panama	1/1 – 12/31	—	—

HS Shipping Ltd Inc.	Malva H	40.93%	Panama	1/1 – 12/31	—	—

HS South Inc. (ii)	Vessel Owning Company	40.93%	Panama	1/1 – 12/31	—	—

Mercopar Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	—	—

Nagusa Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	—	—

Hidrovia OSR Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	—	—

Petrovia Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	—	—

Mercopar S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—	—

Navegation Guarani S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—	—

Hidrovia OSR S.A.	Oil Spill Response & Salvage Services	65.48%	Paraguay	1/1 – 12/31	—	—

Petrovia S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—	—

Mercofluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—	—

Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	65.48%	Paraguay	1/1 – 12/31	—	—

Flota Mercante Paraguaya S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—	—

Compania de Transporte Fluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—	—

Hidrogas S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—	—

Stability Oceanways S.A.	Shipping Company	65.48%	Panama	4/16 – 12/31	—	—

(i)	Each company has the rights over a shipbuilding contract of a Capesize vessel.

(ii)	Each company has the rights over shipbuilding contract of a tanker vessel.

Affiliates included in the financial statements:

		Ownership	Country of	Statement of operations
Company Name	Nature/Vessel Name	Interest	Incorporation	2008	2007	2006
Navios Maritime Partners L.P.	Sub-Holding Company	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Navios Maritime Operating L.L.C.	Operating Company	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Libra Shipping Enterprises Corporation	Navios Libra II	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Alegria Shipping Corporation	Navios Alegria	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Felicity Shipping Corporation	Navios Felicity	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Gemini Shipping Corporation	Navios Gemini S	37.1%	Marshal Is.	1/1 – 12/31	11/16 – 12/31	—

Galaxy Shipping Corporation	Navios Galaxy I	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Prosperity Shipping Corporation	Navios Prosperity	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Fantastiks Shipping Corporation	Navios Fantastiks	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Aldebaran Shipping Corporation	Navios Aldebaran	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31	—

Aurora Shipping Enterprises Ltd.	Navios Aurora I	37.1%	Marshall Is.	7/1 – 12/31	—	—

Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	7/1 – 12/31	—	—
D. Property, plants and equipment
     Our only material property is the owned vessels, tanker vessels, barges and push boats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.
Item 4A. Unresolved Staff Comments
     None.
Item 5. Operating and Financial Review and Prospects
     The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2008, 2007 and 2006. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above which are included in this document.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are those discussed under “Risk Factors” and “Forward-Looking Statements.”

Overview
     Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet (except for one of Kleimar’s initial owned vessels which is managed by an unrelated third party), and Navios Partners’ fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet and Navios Partners’ fleet including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and dry-docking of the operated fleet.
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
     On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and currently is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive COA business, a large percentage of which involves transporting cargo to China.
     On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. The General Partner, a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (a) $112.2 million in cash and (b) the authorized capital stock of its wholly-owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding 1,007 shares of contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (a) $112.2 million in cash, of which $5.0 million were kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding 1,007 shares of contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow pending the EBITDA Adjustment.
     In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2.5 million in cash and 503 shares of Navios Logistics were released to the shareholders of Horamar. Following this release, Navios Holdings owns 65.5% (excluding 504 shares still kept in escrow at December 31, 2008, pending achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2009.
     On July 1, 2008, Navios Holdings completed the IPO of units in its subsidiary, Navios Acquisition, a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, Navios Holdings purchased Private Placement Warrants of Navios Acquisition for an aggregate purchase price of $7.6 million. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to Navios Holdings’ officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant. Currently, Navios Holdings owns approximately 6,035,000 shares (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly-owned subsidiary of Navios Holdings but accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.

     In March 2009, Navios Holdings amended its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance (“SVM”) ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment is effective until January 31, 2010. At December 31, 2008, Navios Holdings was in compliance with the financial covenants, including the SVM ratio, as required under its amended facility agreement However, if Navios Holdings was required to use the original SVM ratio on December 31, 2008 to test compliance, it may not have been in compliance.
Chartering Policy and Industry Outlook
     Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles, many of the fleet vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2006, 2007 and 2008 for various periods ranging between one to ten years. By doing this, Navios Holdings aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as COAs and FFAs.
     In 2006, 2007 and 2008, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the dry bulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings fleet been operated purely on short term and/or spot employment. Currently, this chartering policy has had the effect of generating higher TCE than spot employment.
     The average daily charter-in vessel cost for the Navios Holdings long term charter-in fleet was $15,107 per day for the year ended December 31, 2008. The average long term charter-in hire rate per vessel was included in the amount of long term hire as disclosed in Note 16 to Navios Holdings’ audited consolidated financial statements for the year ended December 31, 2008, included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
     Long term dry bulk fundamentals remain attractive. Navios Holdings believes that Asian demand for commodities will remain robust on the back of continued economic growth. Chinese demand for natural resources for steel and energy production and food products continues to be primarily driven by urbanization and industrialization. Significant commodities purchases by Asian countries, especially China and India, combined with favorable changing trading patterns and the growth in the Chinese coastal trade should support freight rates for the foreseeable future. Additionally, new longer haul trade routes have developed that Navios Holdings anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage.
     Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, would have an adverse impact on future revenue and profitability. However, the cost advantage of Navios Holdings’ long term chartered fleet, which is chartered-in at historically favorable fixed rates, will continue to help mitigate the impact of the current decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and the presently in-the-money purchase options. In reaction to a decline in freight rates, available ship financing is also negatively impacted. Refer also to “Item 3.D Risk Factors” under section “Risks Associated with the Shipping Industry and Our Operations.”

Navios Holdings also owns 63.8% (65.5% excluding 504 shares still kept in escrow at December 31, 2008, pending the achievement of the final EBITDA target) of Navios Logistics. Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to South American (i) grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export, (ii) iron ore production and export, mainly from Brazil, and (iii) sales (and logistic services) of petroleum products in the Paraguayan market. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.
Fleet Development
     Following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 53 vessels totaling 5.1 million deadweight tons. The employment profile of the fleet as of April 2, 2009 is reflected in the tables below. The 36 vessels in current operation aggregate approximately 2.8 million deadweight tons and have an average age of 4.7 years. Navios Holdings has currently fixed 90.9%, 68.8% and 52.8% of its 2009, 2010 and 2011 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $243.4 million, $275.2 million and $236.5 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill COAs) is $26,626, $32,708 and $35,726 for 2009, 2010 and 2011, respectively. The average daily charter-in rate for the active long term charter-in vessels (excluding vessels, which are utilized to fulfill COAs) for 2009 is $9,988.
Owned Vessels

				Charter-out	Expiration
Vessels	Type	Built	DWT	Rate (1)	Date (2)
Navios Ionian	Ultra Handymax	2000	52,068	15,200	04/09/2009
				11,970	04/01/2011
Navios Apollon	Ultra Handymax	2000	52,073	23,700	11/08/2012
Navios Horizon	Ultra Handymax	2001	50,346	36,100	08/24/2011
Navios Herakles	Ultra Handymax	2001	52,061	11,400	03/30/2010
Navios Achilles	Ultra Handymax	2001	52,063	38,009	12/25/2011
Navios Meridian	Ultra Handymax	2002	50,316	23,700	10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	31,350	02/12/2014
Navios Arc	Ultra Handymax	2003	53,514	27,693	05/25/2009
Navios Hios	Ultra Handymax	2003	55,180	9,500	05/02/2009
Navios Kypros	Ultra Handymax	2003	55,222	34,024	02/14/2011
Navios Ulysses	Ultra Handymax	2007	55,728	31,281	10/12/2013
Navios Vega(4)	Ultra Handymax	2009	58,792	12,350	02/18/2011
Navios Magellan	Panamax	2000	74,333	21,850	01/20/2010
Navios Star	Panamax	2002	76,662	21,375	01/21/2010
Navios Hyperion	Panamax	2004	75,707	37,050	04/01/2014
Navios Orbiter	Panamax	2004	76,602	37,147	04/01/2014
Navios Asteriks	Panamax	2005	76,801		—
Vanessa(5)	Product Handysize	2002	19,078		—

Long Term Chartered-in Vessels

				Purchase	Charter-out	Expiration
Vessels	Type	Built	DWT	Option (3)	Rate (1)	Date (2)
Navios Vector(6)	Ultra Handymax	2002	50,296	No	9,738	10/17/2009
Navios Astra	Ultra Handymax	2006	53,468	Yes	34,200	08/11/2009
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	05/09/2010
Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Navios Cielo	Panamax	2003	75,834	No	14,773	06/12/2010
Navios Orion	Panamax	2005	76,602	No	49,400	12/15/2012
Navios Titan	Panamax	2005	82,936	No	27,100	11/24/2010
Navios Sagittarius	Panamax	2006	75,756	Yes	26,125	11/19/2018
Navios Altair	Panamax	2006	83,001	No	22,715	09/20/2009
Navios Esperanza	Panamax	2007	75,200	No	12,350	04/22/2009
					14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Belisland	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—
C. Utopia	Capesize	2007	174,000	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Rubena N	Capesize	2006	203,233	No		—
Phoenix Grace	Capesize	2009	170,500	No		—
Vessels to be Delivered
Long Term Chartered-in

		Delivery	Purchase
Vessels	Type	Date	Option	DWT
Phoenix Beauty	Capesize	01/2010	No	170,500
Navios TBN	Handysize	03/2010	Yes(7)	35,000
Kleimar TBN	Capesize	04/2010	No	176,800
Navios TBN	Handysize	08/2010	Yes(7)	35,000
Navios TBN	Panamax	09/2011	Yes	80,000
Navios TBN	Capesize	09/2011	Yes	180,200
Navios TBN	Ultra Handymax	03/2012	Yes	61,000
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Panamax	01/2013	Yes	82,100
Navios TBN	Ultra Handymax	08/2013	Yes	61,000

Owned Vessels

				Charter-
				out	Expiration
Vessels	Type	Delivery Date	DWT	Rate (1)	Date (2)
Navios Pollux	Capesize	06/2009	181,000	42,250	06/2019
Navios Happiness	Capesize	07/2009	180,000	55,100	07/2014
Navios Lumen	Capesize	09/2009	181,000	44,850	09/2016
Navios Aurora II	Capesize	10/2009	172,000	41,325	10/2019
Navios TBN	Capesize	11/2009	172,000	57,000	11/2014
Navios Phoenix(8)	Capesize	11/2009	180,000	45,500	11/2014
Navios TBN(9)	Capesize	12/2009	172,000	39,900	12/2019

(1)	Net Time Charter-out Rate per day (net of commissions).

(2)	Estimated dates assuming midpoint of redelivery by charterers.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(4)	The vessel was delivered on February 18, 2009.

(5)	The vessel is contracted to be sold for $24.2 million in 2009. The vessel is 95% owned.

(6)	Charterer has the right to extend period up to December 2010 at similar daily charter-out rate.

(7)	Navios Holdings holds the initial 50% purchase option on each vessel.

(8)	Allocated to a long term COA contract.

(9)	The vessel has been chartered-out for a ten-year period at a daily rate of $39,900 if delivered prior to December 31, 2009 or at a daily rate of $37,762 if delivered in the first quarter of 2010.
     Since August 25, 2005, Navios Holdings has executed the following purchase options with respect to four Ultra Handymax, six Panamax and one Capesize vessel. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Aurora I and Navios Fantastiks were delivered on November 30, 2005, December 30, 2005, February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007, February 7, 2008, April 24, 2008 and May 2, 2008, respectively. Navios Galaxy I was sold to Navios Partners, on November 15, 2007. In addition, the rights to Navios Fantastiks were sold to Navios Partners on November 15, 2007, while Navios Aurora I was sold to Navios Partners on July 1, 2008. The acquisition cost of these vessels was approximately $230.4 million in the aggregate. Accordingly, Navios Holdings has options to acquire four of the remaining 18 chartered-in vessels currently in operation and eight of the 10 long term chartered-in vessels on order (on two of the eight purchase options Navios Holdings holds a 50% initial purchase option).
Recent Developments
Financing:
     Navios Holdings obtained $353.5 million in debt financing which includes: (i) a ten-year term financing for $120.0 million, secured at 60% of original vessel values and interest at Libor plus 190 bps concluded in February 2009 to partially finance the acquisition of two Capesize newbuildings; (ii) a three-year term convertible bond of $33.5 million with a coupon of 2% and a conversion price of $11.00 per share to partially finance the acquisition of Navios Vega in February 2009; and (iii) a two-year revolver for $200.0 million in total ($90.0 million concluded in December 2008 and $110.0 million in March 2009), with interest at Libor plus 275 bps to be used for general corporate purposes.
Cancellation of twelve unfixed newbuildings:
     In November 2008, Navios Holdings cancelled three of the Capesize vessels scheduled for delivery to Navios Holdings’ owned fleet in the fourth quarter of 2009 and the first quarter of 2010. These vessels had not been chartered-out. Installments already paid to the shipyard were applied towards payments on three other Capesize vessels under construction with the same shipyard in South Korea. The cancellation fee was $1.5 million in total.

     In October 2008, Navios Holdings cancelled six Kamsarmax vessels scheduled for delivery in 2010 and 2011 to its long term charter-in fleet. In November 2008, Navios Holdings also cancelled three Handysize vessels scheduled for delivery to its long term charter-in fleet in 2010 and 2011. These vessels had not been chartered out. There was no fee for these cancellations.
Acquisition of Vessels:
     On February 18, 2009, Navios Holdings took delivery of Navios Vega, a 2009 built, 58,792 dwt Ultra Handymax vessel. The total acquisition price of the vessel amounted to approximately $73.5 million. The vessel commenced a two-year time charter at a net daily rate of $12,350. The acquisition of the vessel was financed by the Navios Holdings’ existing cash and by issuing the $33.5 million convertible bond discussed above.
     On October 10, 2008, Navios Holdings took delivery of Navios Ulysses, a 2007 built, 55,728 dwt Ultra Handymax vessel built in Japan. The total acquisition price of the vessel amounted to $79.1 million and was financed through Company’s existing cash. The vessel commenced a five-year time charter at a net daily rate of $31,281.
Navios Partners:
     On July 1, 2008, Navios Holdings sold the Navios Aurora I, a 75,397 dwt Panamax vessel built in 2005, to Navios Partners for approximately $79.9 million, consisting of $35.0 million in cash and 3,131,415 common units of Navios Partners. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately prior to the closing date. Following the sale of Navios Aurora I, Navios Holdings owns a 51.6% interest in Navios Partners which includes a 2% general partner interest.
     Following the purchase of the Navios Aurora I, Navios Partners currently operates nine dry bulk carriers. Dividends received by Navios Holdings with respect to the investment in Navios Partners for the year ended December 31, 2008 were $14.4 million in the aggregate.
     Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters.
Navios Logistics:
     Navios Logistics completed its acquisition program of six push boats, 108 dry barges and three oil barges. Navios Logistics also took delivery of Estefania H on July 25, 2008, a 12,000 dwt product tanker, built in 2008 which was employed as of August 2, 2008 in the Argentinean cabotage business. Navios Logistics expects a new 80,000 metric ton silo which is currently under construction to be fully operational by the second quarter of 2009, in time for the new crop season. The construction of this silo was fully funded from Navios Logistics’ internally generated cash.
     Navios Logistics was formed in December 2007 and through the acquisition of control in January 2008 of Horamar which was established in 1975. Navios Logistics specializes in transporting and storing liquid and dry bulk cargoes in the Hidrovia region connecting Argentina, Bolivia, Brazil, Paraguay and Uruguay. Navios Logistics currently controls a fleet of 240 barges and vessels. It also owns and operates an upriver oil storage and transfer facility in Paraguay and the largest bulk transfer and storage port terminal in Uruguay.
Navios Acquisition:
     The initial public offering of Navios Acquisition closed on July 1, 2008. The offering raised gross proceeds of $253.0 million. The units, common stock and warrants trade on the NYSE under the symbols NNA.U, NNA, and NNA WS, respectively. Navios Holdings currently holds a 19% interest in Navios Acquisition. Simultaneously with the completion of the IPO, Navios Holdings purchased 7,600,000 private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million.

Share Repurchase Authorization:
     In October 2008, Navios Holdings completed a $50.0 million share repurchase program of Navios Holdings’ common stock which was initially approved by the Board of Directors on February 14, 2008. A total of 6,959,290 shares were repurchased under this program.
     In November 2008, the Board of Directors approved a share repurchase program of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. As of December 31, 2008 and March 31, 2009, 575,580 and 907.480 shares had been repurchased, respectively. Repurchases are subject to restrictions under the terms of our credit facilities and senior notes.
Dividends:
     On February 13, 2009, the Board of Directors declared a quarterly cash dividend in respect of the fourth quarter of 2008 of $0.06 per share of common stock which was paid on April 3, 2009 to stockholders on record as of March 16, 2009.
Other Equity Adjustments:
     On December 16, 2008, pursuant to the 2006 Employee, Director and Consultant Stock Plan (the “Stock Plan”), Navios Holdings issued 250,672 restricted shares of common stock to its employees and directors.
     In January 2009, 12,568 restricted shares were issued after the vesting of the respective restricted stock units.
     In February 2009, pursuant to the Stock Plan, Navios Holdings issued 55,675 restricted shares of common stock to its employees and directors.
     During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock upon exercise of then outstanding warrants generating proceeds of $6.8 million. The remaining 6,451,337 unexercised warrants were expired and cancelled on December 9, 2008 in accordance with their terms.
     Following the issuances and cancellations of shares, described above, Navios Holdings had 100,488,784 shares of common stock outstanding as of December 31, 2008 and 100,225,217 shares of common stock outstanding as of March 31, 2009.
A. Operating Results
Factors Affecting Navios Holdings’ Results of Operations:
     Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long term charters complemented by spot charters (time charters for short term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.
     Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short term chartered-in vessels and controls approximately 5.1 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permits Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE: TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.
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
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long term which may be many years. In general, a long term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

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
     The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 6.2 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)
     Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COAs and strategic backhaul cargo contracts, as follows:
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
     As of December 31, 2008, none of our FFAs, qualified for hedge accounting treatment, while four of them qualified as of December 31, 2007. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.

     NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
     At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
Statement of Operations Breakdown by Segment
     Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Logistics Business. Following the acquisition of Horamar in January 2008 and the formation of Navios Logistics, the Company renamed its Port Terminal segment to Logistics Business segment, to include the activities of Horamar which provides similar products and services in the region that Navios Holdings’ existing port facility currently operates. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Navios Holdings measures segment performance based on net income. For further segment information, please see Note 20 to the Consolidated Financial Statements.
     For a more detailed discussion about Navios Logistics Segment refer to the section “Navios South American Logistics Inc.” further below.
Period over Period Comparisons
For the year ended December 31, 2008 compared to the year ended December 31, 2007
     The following table presents consolidated revenue and expense information for each of the years ended December 31, 2008 and 2007 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2008 and 2007.

	Year ended	Year ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2008	2007
Revenue	$1,246,062	$758,420
Gain on FFAs	16,244	26,379
Time charter, voyage and logistic business expenses	(1,066,239)	(557,573)
Direct vessel expenses	(26,621)	(27,892)
General and administrative expenses	(40,001)	(23,058)
Depreciation and amortization	(57,062)	(31,900)
Provision for losses on accounts receivable	(2,668)	—
Interest income from investments in finance lease	2,185	3,507
Interest income	7,753	10,819
Interest expense and finance cost, net	(49,128)	(51,089)
Gain on sale of assets/partial sale of subsidiary	27,817	167,511
Other income	948	445

	Year ended	Year ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2008	2007
Other expense	(12,584)	(2,046)

Income before equity in net earnings of affiliated companies and joint venture	46,706	273,523
Equity in net earnings of affiliated companies and joint venture	17,431	1,929

Income before taxes and minority interest	64,137	275,452
Income taxes	56,113	(4,451)

Net income before minority interest	$120,250	$271,001
Minority interest	(1,723)	—

Net income	$118,527	$271,001

     Set forth below are selected historical and statistical data for Navios Holdings for each of the years ended December 31, 2008 and 2007 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2008	2007
FLEET DATA
Available days	22,817	19,219
Operating days	22,745	19,198
Fleet utilization	99.7%	99.9%
AVERAGE DAILY RESULTS
Time Charter Equivalents (including FFAs)	$46,278	$32,216
Time Charter Equivalents (excluding FFAs)	$45,566	$30,843
     During the year ended December 31, 2008, there were 3,598 more available days as compared to 2007. This was due mainly to the increase in short term fleet available days by 4,248 days, which was mitigated by a decrease of 650 days of owned and long term fleet available days mainly due to the sale to Navios Partners of five owned vessels and two chartered-in vessels in November 2007. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short term periods (less than one year). Fleet size and the corresponding “available days” will be decreased if charters are not renewed or replaced.
     The average Time Charter Equivalent (TCE) rate excluding FFAs for the year ended December 31, 2008 was $45,566 per day, $14,723 per day higher than the rate achieved in 2007. This was primarily due to the improvement in the freight market during the first nine months of 2008 compared to those achieved during the same period in 2007. Although the rates deteriorated in the last three months of 2008, this still resulted in higher average TCE rate for the year ended December 31, 2008 compared to that in 2007.
     Revenue: Revenue increased to $1,246.1 million for the year ended December 31, 2008 as compared to the $758.4 million for the year ended December 31, 2007. Navios Holdings earns revenue from owned and chartered-in vessels, COAs and logistic business. Revenue from vessel operations increased by $389.6 million, or 52.0%, to $1,138.3 million for the year ended December 31, 2008 as compared to $748.7 million for the same period during 2007. This increase is mainly attributable to the increase by 47.7% in TCE rates per day excluding FFAs in 2008 compared to 2007, and the increase in the available days by 18.7% in 2008 compared to 2007.
     Revenue from the logistics business was approximately $107.8 million for the year ended December 31, 2008 as compared to $9.7 million for the year ended December 31, 2007. This is due to the acquisition of the Horamar group in January 2008.
     Gain on FFAs: Income from FFAs decreased by $10.2 million to a gain of $16.2 million during the year ended December 31, 2008 as compared to $26.4 million for the year ended December 31, 2007. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of FFAs qualifying for hedge accounting, representing unrealized losses at December 31, 2008 and 2007, of $0 million and $19.9 million, respectively, were recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of these qualifying for hedge accounting were recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transactions affect earnings. On this basis approximately $19.9 million and $9.8 million losses have been reclassified to earnings for each of the years ended December 31, 2008 and 2007, respectively. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and can cause, significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both years. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s
	Panamax Time
	Charter Average
	Index
January 31, 2007	$31,719	(a)
October 30, 2007	$94,977	(b)
May 20, 2008	$91,710	(c)
December 12, 2008	$3,537	(d)

(a)	Low for fiscal year 2007.

(b)	High for fiscal year 2007.

(c)	High for fiscal year 2008.

(d)	Low for fiscal year 2008.
     Time Charter, Voyage and Logistic Business Expense: Time charter, voyage and logistic business expenses increased by $508.6 million, or 91.2%, to $1,066.2 million for the year ended December 31, 2008 as compared to $557.6 million for the year ended December 31, 2007. This was primarily due to the increase in the market rates, particularly during the first nine months of 2008, which negatively affected the charter-in daily hire rate cost for the long term chartered-in fleet from $11,592 per day during the year ended December 31, 2007 to $15,107 per day for the same period of 2008, the increase in the short term fleet activity (which also positively affected the available days of the fleet, discussed above), as well as the acquisition of Horamar, which had a further impact on the logistics business of $66.4 million.
     Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet decreased by $1.3 million to $26.6 million, or by 4.7%, for the year ended December 31, 2008 as compared to $27.9 million for the year ended December 31, 2007. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The decrease resulted primarily from the decrease in ownership days from 6,473 days during 2007 to 5,537 days during 2008 mainly due to the sale of five owned vessels to Navios Partners in November 2007.
     General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Year ended	Year ended
(in thousands of U.S. dollars)	December 31, 2008	December 31, 2007
Payroll and related costs(1)	15,751 (2)	12,174
Professional, legal and audit fees(1)	4,775	5,975
Logistics business	10,999	507
Credit risk insurance(1)	4,053	421
Office expenses(1)	2,862	2,003
Other(1)	1,561	1,978

(1)	Amounts do not include general and administrative expenses of the logistics business

(2)	Includes stock plan expenses
The increase in general and administrative expenses of $16.9 million to $40.0 million, or by 73.2%, for the year ended December 31, 2008, as compared to $23.1 million for the same period of 2007 is mainly attributable to (a) $3.6 million increase in payroll and related costs in connection with the expansion of Navios’ operations, including $2.1 million in stock plan expenses, (b) $10.5 million in general and administrative expenses attributable to the Logistics Business due to acquisition of Horamar in January 2008, (c) expenses relating to credit risk insurance premium which were incurred beginning in the fourth quarter of 2007 and (d) office expenses.
     Depreciation and Amortization: For the year ended December 31, 2008, depreciation and amortization increased by $25.2 million compared to the same period in 2007. The increase was primarily due to the additional depreciation and amortization following the acquisition of Horamar in January 2008, amounting to $16.7 million, as well as the increase in amortization of intangibles by $9.0 million, mainly due to the expiration of unfavorable contracts which positively affected amortization in the year ended December 31, 2007, and the increase in amortization of backlog by $3.2 million. The above increase was mitigated by the decrease in depreciation of $3.9 million in 2008, due to the sale of five owned vessels to Navios Partners in the fourth quarter of 2007.
     Provision for Losses on Accounts Receivable: During the year ended December 31, 2008, Navios Holdings provided for $2.7 million relating to receivables of FFA trading counterparties. Navios Holdings’ exposure to such counterparties as of December 31, 2008, was approximately $11.2 million. No amount has been charged to Navios Holdings’ statements of income in its 2007 financial statements.
     Interest Income from Investments in Finance Lease: Two of the vessels acquired through the acquisition of Kleimar on February 2, 2007, Obeliks and Vanessa, have been leased out and qualified as finance leases. The resulting interest income for the years ended December 31, 2008 and 2007 were $2.2 million and $3.5 million, respectively. This decrease was mainly due to the sale of Obeliks on June 13, 2008.
     Net Interest Expense and Income: Interest expense and finance cost for the year ended December 31, 2008 decreased to $49.1 million, as compared to $51.1 million in the same period of 2007. This decrease was mainly due to the decrease in average LIBOR rate to 3.50% for the year ended December 31, 2008 from 5.28% for the same period in 2007. This decrease was mitigated by an increase (excluding Navios Logistics) in average outstanding loan balance from $320.9 million for the year ended December 31, 2007 to $324.0 million in the same period of 2008 (excluding the drawdowns relating to facilities for the construction of the Capesize vessels and the $90.0 million revolving facility drawn in December 2008) and an increase in interest expense and finance cost during the year ended December 31, 2008 of $4.4 million due to the outstanding loan balances of Navios Logistics. Interest income decreased by $3.0 million to $7.8 million for the year ended December 31, 2008, as compared to $10.8 million for the same period of 2007. This is mainly attributable to the decrease in the average cash balances from $240.9 million in the year ended December 31, 2007 to $229.8 million in the same period of 2008, and the decrease in interest rates.
     Gain on Sale of Assets/Partial Sale of Subsidiary: The gain on sale of assets/partial sale of subsidiary for the year ended December 31, 2008 was $27.8 million and related mainly to the $24.9 million gain recognized from the sale of Navios Aurora I to Navios Partners on July 1, 2008, $2.7 million gain recognized from the partial sale of CNSA to the minority shareholders of Navios Logistics as part of the acquisition of Horamar in January 2008 and $0.2 million gain from the sale of Obeliks in June 2008 mentioned above.
     For the year ended December 31, 2007, the $167.5 million gain was related to the IPO of Navios Partners, during which Navios Holdings sold the interests of its eight wholly-owned subsidiaries having a net book value of $185.8 million in exchange for aggregate cash proceeds of $353.3 million.

     Net Other Income and Expense: Net other expense increased by $10.0 million to $11.6 million for the year ended December 31, 2008, from $1.6 million for the same period in 2007. This increase was mainly due to $5.3 million of net unrealized losses on Navios Holdings’ investment in Navios Acquisition sponsor warrants acquired as part of its IPO in July 2008, $0.8 million on the interest rate swaps during 2008 compared to 2007, and recognition of a $1.5 million cancellation fee relating to the cancellation of contracts to acquire three Capesize vessels. The remaining $2.4 million of additional losses relate mainly to miscellaneous expenses.
For the year ended December 31, 2007 compared to the year ended December 31, 2006
     The following table presents consolidated revenue and expense information for each of the years ended December 31, 2007 and 2006 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2007 and 2006.

	Year ended	Year ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2007	2006
Revenue	$758,420	$205,375
Gain on FFAs	26,379	19,786
Time charter, voyage and logistic business expenses	(557,573)	(84,225)
Direct vessel expenses	(27,892)	(19,863)
General and administrative expenses	(23,058)	(15,057)
Depreciation and amortization	(31,900)	(37,129)
Provision for losses on accounts receivable	—	(6,242)
Interest income from investments in finance lease	3,507	—
Interest income	10,819	3,832
Interest expense and finance cost, net	(51,089)	(47,429)
Gain on sale of assets	167,511	—
Other income	445	1,819
Other expense	(2,046)	(472)

Income before equity in net earnings of affiliated companies and joint venture	273,523	20,395
Equity in net earnings of affiliated companies and joint venture	1,929	674

Income before taxes	275,452	21,069
Income taxes	(4,451)	—

Net income	$271,001	$21,069

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

     During the year ended December 31, 2007, there were 8,837 more available days as compared to 2006. This was due to the acquisition of Kleimar in February 2007 which resulted in 6,000 additional days, the increase of the chartered-in fleet resulting in 2,124 additional days, and the increase in the ownership days by 713 additional days. Navios Holdings has been able to increase or decrease its fleet’s size by chartering-in vessels for long or short term periods (less than one year). Fleet size and the corresponding “available days” will be decreased if charters are not renewed or replaced.
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
     Revenue: Revenue increased to $758.4 million for the year ended December 31, 2007 as compared to the $205.4 million for the year ended December 31, 2006. Navios Holdings earns revenue from both owned and chartered-in vessels, contracts of affreightment and the port terminal operations. Revenues from vessel operations increased by approximately $552.0 million, or by 280.6%, to $748.7 million for the year ended December 31, 2007 from $196.7 for the year ended December 31, 2006. This increase was mainly attributable to the increase by 82.4% in TCE rate per day excluding FFAs in 2007 compared to the same period in 2006, and the increase in the available days by 85.1% in 2007 compared to the same period in 2006.
     Revenues from the port terminal increased by $1.0 million to $9.7 million for the year ended December 31, 2007 as compared to $8.7 million in 2006. Port terminal throughput volume increased by approximately 11.7% to 2.48 million tons of agricultural and other products for the year ended December 31, 2007 from 2.22 million tons for the year ended December 31, 2006.
     Gain on FFAs: Income from FFAs increased by $6.6 million to a gain of $26.4 million during the year ended December 31, 2007 as compared to $19.8 million for the year ended December 31, 2006. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The changes in fair values of the effective portion of FFAs qualifying for hedge accounting, representing unrealized losses at December 31, 2007 and 2006, of $19.9 million and $9.8 million, respectively were recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of these qualifying for hedge accounting of $2.9 million and $4.0 million losses for the years ended December 31, 2007 and 2006, respectively, were recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transactions affect earnings. On this basis, approximately $9.8 million and $4.2 million have been reclassified to earnings for each of the years ended December 31, 2007 and 2006, respectively. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both years. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s
	Panamax Time
	Charter Average
	Index
January 26, 2006	$13,267	(a)
December 6, 2006	$35,713	(b)
January 31, 2007	$31,719	(c)
October 30, 2007	$94,977	(d)

(a)	Low for fiscal year 2006.

(b)	High for fiscal year 2006.

(c)	Low for fiscal year 2007.

(d)	High for fiscal year 2007.

     Time Charter, Voyage and Logistic Business Expense: Time charter, voyage and logistic business expenses increased by $473.4 million, or by 562.2%, to $557.6 million for the year ended December 31, 2007 as compared to $84.2 million for the year ended December 31, 2006. This was primarily due to the higher charter-in expenses relating to the Capesize vessels (Capesize Baltic Exchange’s time charter average index as of December 24, 2007 was $157,128 per day compared to the respective Panamax index which was $66,716 per day) and servicing the related COA business following the acquisition of Kleimar in February 2007. The charter-in daily hire rate cost for the long term chartered-in fleet (excluding Kleimar’s vessels) increased from $9,480 during 2006 to $9,560 for the same period in 2007.
     Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $8.0 million to $27.9 million or by 40.2% for the year ended December 31, 2007 as compared to $19.9 million for the year ended December 31, 2006. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily due to the increase in ownership days from 5,504 days during 2006 to 6,473 days during 2007.
     General and Administrative Expenses: General and administrative expense increased by $8.0 million, or 53.0%, to $23.1 million for the year ended December 31, 2007 as compared to $15.1 million for the same period in 2006. This increase was mainly attributable to: (a) $3.5 million increase in general and administrative expenses relating to Kleimar; (b) $3.0 million increase in wages and salaries due to increase in bonuses and the share based compensation expenses relating to the stock plan, (c) $0.8 million increases in professional, legal, and audit fees; (d) $0.3 million increase in office expenses and utilities; and (e) $0.4 million increase in promotion expenses.
     Depreciation and Amortization: For the year ended December 31, 2007, the $5.2 million decrease in depreciation and amortization compared to the same period in 2006 was attributable mainly to the $4.8 million net positive amortization of intangible assets and liabilities associated with the acquisition of Kleimar as well as the decline in the amortization of intangible assets due to the transfer of the unamortized balance of favorable leases to vessel cost upon exercise of purchase options. This decrease was mitigated by the increase in depreciation mainly due to the acquisition of two vessels. See further discussion of Navios Holdings’ amortization policy under “Operating Results” and “Critical Accounting Policies”.
     Provision for Losses on Accounts Receivable: On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Navios Holdings exposure to such counterparty as of December 31, 2006, was approximately $7.7 million. While it is too early to determine what recovery Navios Holdings may obtain in any liquidation proceeding, it provided $5.4 million in its 2006 financial statements. No additional amount was provided for in its 2007 financial statements.
     Interest Income from Investments in Finance Lease: Two of the vessels acquired through the acquisition of Kleimar, Obeliks and Vanessa, have been leased out and qualified as finance leases. The resulting interest income for the year ended December 31, 2007 was $3.5 million.
     Net Interest Expense and Income: Interest expense and finance cost increased by $3.7 million to $51.1 million for the year ended December 31, 2007 as compared to $47.4 million for the same period in 2006. The increase was mainly due to the loans assumed following the acquisition of Kleimar and the bank secured facilities obtained to partially finance the acquisitions of new vessels and Kleimar and the issuance of $300.0 million senior notes. This increase was mitigated by the decrease in finance costs due to the write-off of deferred finance costs in 2006. Interest income increased by $7.0 million to $10.8 million for the year ended December 31, 2007 as compared to $3.8 million for the year ended December 31, 2006 mainly due to the increase in average cash balances from $88.2 million in 2006 to $240.9 million in 2007.
     Gain on Sale of Assets: On November 16, 2007, following the IPO of Navios Partners, Navios Holdings sold the interests of its eight wholly-owned subsidiaries having a net book value of $185.8 million in exchange for aggregate cash proceeds of $353.3 million. The gain resulting from the above transaction was $167.5 million.

     Net Other Income and expense: Net other income decreased by $3.0 million to $1.6 million net other expense for the year ended December 31, 2007 from $1.4 million net other income for the same period in 2006. This decrease is mainly due to unfavorable marked to market losses of $1.3 million realized on the interest rate swaps during 2007, as well as the reversals of provisions for arbitration claims against Navios Holdings that had been concluded in Navios Holdings’ favor in 2006.
Navios South American Logistics Inc.
     The following is a discussion of the financial condition and results of operations for the year ended December 31, 2008 of Navios Logistics. The comparatives used in this discussion for Navios Logistics’ year ended December 31, 2008 are for both balance sheet and profit and loss purposes CNSA figures of the respective periods presented. All of these financial statements have been prepared in accordance with U.S. GAAP.
Recent Developments
Assets Acquisition:
     In July 2008, Navios Logistics took delivery of a tanker vessel named Estefania H. The purchase price of the vessel (including direct costs) amounted to approximately $19.9 million.
     Navios Logistics expects to take delivery of two handysize tankers, Makenita and Malva II, in the second and the fourth quarters of 2009, respectively.
     As of September 2008, Navios Logistics had acquired a fleet of liquid and dry barges and push boats for transporting dry and liquid cargo on the river in the Hidrovia Region, representing six convoys. The total cost of the acquisition including transportation costs amounted to approximately $72.1 million. The acquisition was financed by a loan of $70.0 million with Marfin Egnatia Bank S.A. at a rate of LIBOR plus a margin of 175 basis points repayable in full by March 2011,which was transferred to Marfin Popular Bank Public Co. Ltd in March 2009. The loan was transferred under the same terms except for an increase in margin to 275 bps.
     Following the above mentioned investment, Navios Logistics now controls a fleet of 240 barges, push boats, and other vessels, as well as 2 docking platforms.
     In September 2008, Navios Logistics began construction of a new silo at its port facilities in Uruguay. This is expected to be fully operational by the second quarter of 2009 in time for the new crop season and it will add an additional of 80,000 metric tons storage capacity. As of December 31, 2008, Navios Logistics had paid $ 4.8 million for the construction of the new silo.
Factors affecting Navios Logistics’ results of operations
Charter and freight rates
     The industry’s current charter and freight rates have decreased from their historic highs reached in the second quarter of 2008. If shipping industry, which has been highly cyclical, is depressed even more in the future Navios Logistics’ earnings and available cash flow may be adversely affected. We cannot assure you that we will be able to successfully charter Navios Logistics’ vessels in the future, renew its existing charters or arrange the proper voyages at rates sufficient to allow us to operate Navios Logistics’ business profitably, to meet its obligations, including payment of debt service to its lenders. Navios Logistics’ ability to renew the charters on its vessels on the expiration or termination of current charters or contract the most suitable voyages for its fleet in order to have a full utilization of its vessels, barges and push boats will depend upon, among other things, economic conditions in the sectors in which the vessels, barges and push boats operate at that time, changes in the supply and demand for vessels, barges and push boats capacity and changes in the supply and demand for the transportation of commodities. See also Item 3.D “Risk Factors” included elsewhere in this Annual Report.

Weather Conditions
     For Navios Logistics’ vessels, barges and push boats’ business, demand for services is driven mainly by products such as iron, grain and oil. Droughts and other adverse weather conditions, could result in a decline in production of the agricultural products Navios Logistics transports, and this could likely result in a reduction in demand for services. As Navios Logistics specializes in the transport and storage of liquid cargoes and the transport of dry bulk cargoes along the Hidrovia passing through Argentina, Bolivia, Brazil, Paraguay and Uruguay, any changes adversely affecting any of these regions, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo. See also Item 3.D Risk Factors included elsewhere in this Annual Report.
Foreign currency transactions
     For the year ended December 31, 2008, 88% of Navios Logistics’ revenues were denominated in U.S. dollars, and 12% were denominated in Argentinean Pesos and Paraguayan Guaranies. However, 52% of total revenue was collected in Argentinean Pesos or Paraguayan Guaranies.
     Navios Logistics’ operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, Navios Logistics uses U.S. dollars as its functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.
Inflation and fuel price increases
     The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. Dollar. Specifically for its vessels, barges and push boats business, Navios Logistics negotiated, and will continue to negotiate, fuel price adjustment clauses, although in some cases prices that it pays for fuel are temporarily not in compliance with the adjustment that it obtains under its freight contracts.
Seasonality
     One significant factor that affects Navios Logistics’ results of operations and revenues from quarter to quarter is seasonality. Generally, the high season for the vessels, barges and push boats’ operations is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soy and minerals production and transportation may offset part of this seasonality. During the South American summer time, mainly from November to January, the low level of water in the North of the Hidrovia could affect adversely Navios Logistics’ operations. With respect to Navios Logistics’ port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the sea-vessels logistic operations. The port terminal operations in Paraguay are not affected by seasonality as the operations of the port are linked mainly to petroleum products. See also Item 3.D Risk Factors included elsewhere in this Annual Report.
Financial highlights
     The following table presents consolidated revenue and expense information of Navios Logistics for the year ended December 31, 2008 and of CNSA for the year ended December 31, 2007.

		CNSA
	Year ended	Year ended
	December 31,	December 31,
(Expressed in thousands of U.S. Dollars)	2008	2007
Revenue	$107,778	$9,689
Time charter, voyage and port terminal expenses	(70,268)	(3,860)
General and administrative expenses	(10,999)	(507)
Depreciation and amortization	(18,562)	(1,867)
Interest income	502	148

		CNSA
	Year ended	Year ended
	December 31,	December 31,
(Expressed in thousands of U.S. Dollars)	2008	2007
Interest expense and finance cost, net	(4,421)	—
Other income	948	4
Other expense	(26)	(644)

Income before Taxes and minority interests	$4,952	$2,963
Income Taxes	(981)	—

Income before minority interests	3,971	2,963
Minority interests	(544)	—

Net income	$3,427	$2,963

     The following table presents consolidated balance sheets of Navios Logistics as of December 31, 2008 and of CNSA as of December 31, 2007.

		CNSA
(Expressed in thousands of U.S. Dollars)	December 31, 2008	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$11,516	$7,350
Restricted cash	1,050	—
Accounts receivable, net	13,864	294
Due from affiliate companies	41	—
Short term backlog asset	44	175
Prepaid expenses and other current assets	6,041	125

Total current assets	32,556	7,944

Vessels, port terminal and other fixed assets, net	250,237	24,970
Deferred financing costs, net	420	—
Deferred dry dock and special survey costs, net	1,433	—
Other long term assets	9,535	—
Long term backlog asset	—	44
Intangible assets other than goodwill	84,957	29,179
Goodwill	91,393	14,571

Total non-current assets	437,975	68,764

Total assets	$470,531	$76,708

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	10,165	600
Accrued expenses	9,058	—
Intercompany accounts	—	5,924
Current portion of long term debt	3,137	—

Total current liabilities	22,360	6,524

Long term debt, net of current portion	78,191	—
Unfavorable lease terms	1,505	—
Long term liabilities	22,181	35
Deferred tax liability	26,573	—

Total non-current liabilities	128,450	35

Total liabilities	150,810	6,559

Minority interest	31,512	—
Commitments and contingencies	—	—
Stockholders’ equity
Common stock — $1 par value, authorized 20,000 shares	20	36
Additional paid-in capital	284,762	19,553
Legal reserves	—	820
Retained earnings	3,427	49,740

Total stockholders’ equity	288,209	70,149

Total liabilities and stockholders’ equity	$470,531	$76,708

Period over Period Comparisons
     Navios Logistics organizes its business using the following two main operating activities: vessel, barge and push boat operations and port terminal operations.

For the year ended December 31, 2008 compared to the year ended December 31, 2007
     Revenue: For the year ended December 31, 2008 Navios Logistics’ revenue increased by $98.1 million to $107.8 million as compared to $9.7 million for the same period during 2007. Revenue from port terminal operations amounted to $21.7 million and revenue from vessels, barges and push boats amounted to $86.1 million. The main reason for the increase was the acquisition of Horamar in January 2008 which contributed $97.3 million of revenues for the year ended December 31, 2008, while the rest was due to the increase in revenue of CNSA by $0.8 million to $10.5 million for the year ended December 31, 2008 compared to $9.7 million for the same period in 2007.
     Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses for the year ended December 31, 2008 increased by $66.4 million to $70.3 million as compared to $3.9 million for the same period during 2007. Port terminal expenses for the year ended December 31, 2008 amounted to $14.2 million while the remaining $56.1 million related to time charter, voyage expenses of vessels, barges and push boats. The main reason for the increase was the acquisition of Horamar which resulted in an increase of $65.8 million and the increase in CNSA expenses by $0.6 million to $4.5 million for the year ended December 31, 2008, as compared to $3.9 million for the same period in 2007 which is attributable to an increase in employee salaries and other port operational costs.
     General and Administrative Expenses: General and administrative expenses increased by $10.5 million to $11.0 million for the year ended December 31, 2008 as compared to $0.5 million for the same period during 2007. General and administrative expenses for the year ended December 31, 2008 relating to port terminal operations amounted to $1.1 million while the remaining amount of $9.9 million relates to general and administrative expenses from vessels, barges and push boats’ operations. The main reason for the increase was the acquisition of Horamar which resulted in an increase of $10.2 million and the increase in CNSA general and administrative expenses by $0.3 million to $0.8 million for the year ended December 31, 2008, as compared to $0.5 million for the same period in 2007, which is attributable to an increase in employee salaries and increase in legal and audit fees.
     Depreciation and Amortization: Depreciation and amortization expense increased by $16.7 million to $18.6 million for the year ended December 31, 2008, as compared to $1.9 million for the same period of 2007. Depreciation of tangible assets amounted to $15.3 million and amortization of intangible assets amounted to $3.3 million. The increase of $16.7 million in depreciation and amortization expense was due to purchase price allocation adjustments following the acquisition of Horamar.
     Net Interest Expense and Income: Interest expense and finance costs, net increased by $4.4 million for the year ended December 31, 2008 as compared to $0 million for the year ended December 31, 2007. Interest expense amounted to $3.9 million and the remaining $0.5 million due to various finance costs. The main reason for the increase was the debt assumed following the acquisition of Horamar and the $70.0 million loan with Marfin Egnatia Bank concluded in March 2008, which contributed to the total increase. In 2007, there was no loan outstanding, and therefore, there was no interest expense.
     Interest income increased by $0.4 million to $0.5 million for the year ended December 31, 2008, as compared to $0.1 million for the same period in 2007 and is mainly attributable to interest income resulting from the acquisition of Horamar.
     Net Other Income and Expense: Net other income increased by $1.5 million for the year ended December 31, 2008, as compared to $0.6 million net other expense for the year ended December 31, 2007. This increase is mainly attributable to the acquisition of Horamar.
     Income Taxes: Income taxes, net increased by $1.0 million for the year ended December 31, 2008, as compared to $0 million for the same period in 2007. The main reason for the increase was the acquisition of Horamar. Income taxes consist of income taxes calculated for certain subsidiaries of Navios South American Logistics, which are subject to corporate income tax.
EBITDA: EBITDA represents net income before interest, income taxes, depreciation and amortization. Navios Logistics uses EBITDA because Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and because Navios Logistics believes that EBITDA presents useful information to investors regarding Navios Logistics’ ability to service and/or incur indebtedness. Navios Logistics also uses EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

EBITDA Reconciliation to Net Income

	Year ended	CNSA
	December 31,	Year ended
(expressed in thousands of U.S. Dollars)	2008	December 31, 2007
Net income	$3,427	$2,963
Depreciation and amortization	18,562	1,867
Interest expense	4,421	—
Interest income	(502)	(148)
Income taxes	981	—

EBITDA	$26,889	$4,682

     EBITDA increased by $22.2 million to $26.9 million for the year ended December 31, 2008, as compared to $4.7 million for the year ended December 31, 2007. The increase is mainly attributable to (a) the increase in revenue by $98.1 million to $107.8 million for the year ended December 31, 2008, as compared to $9.7 million for the same period during 2007 and (b) the increase in other income by $1.0 million for the year ended December 31, 2008 as compared to $0 million for the same period in 2007. The above increase was mitigated mainly by (a) the increase in time charter, voyage expenses and port terminal expenses by $66.4 million from $3.9 million for the year ended December 31, 2007 to $70.3 million in the same period of 2008 and (b) the increase in general and administrative expenses by $10.5 million to $11.0 million for the year ended December 31, 2008, as compared to $0.5 million for the same period during 2007.
Balance Sheet highlights
Investing activities
     On July 25, 2008, Navios Logistics took delivery of a tanker vessel named Estefania H. The purchase price of the vessel (including direct costs) amounted to approximately $19.9 million.
     Until September 2008, Navios Logistics acquired a fleet of liquid and dry barges and push boats for transporting dry and liquid cargo on the river in the Hidrovia Region, representing six convoys. The total cost of the acquisition including transportation costs amounted to approximately $72.1 million.
     Through September 2008, Navios Logistics began construction of a new silo at its port facilities in Uruguay. As of December 31, 2008, Navios Logistics had paid $ 4.8 million for the construction of the new silo.
Financing activities
     On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility with Marfin Egnatia Bank for the purpose of providing Nauticler S.A. with investment capital to finance the acquisition of the six convoys discussed above. The loan is repayable in one installment by 2011 and bears interest at LIBOR plus 1.75%. The debt issuance costs relating to the new credit facility amounted to $0.5 million.
Purchase Accounting
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (a) $112.2 million in cash and (b) the authorized capital stock of its wholly-owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding 1,007 shares of contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (a) $112.2 million in cash, of which $5.0 million were kept in escrow payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding 1,007 shares of contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow pending the EBITDA Adjustment.

     In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2.5 million in cash and 503 shares were released to the shareholders of Horamar. Following this release, Navios Holdings owns 65.5% (excluding 504 shares still kept in escrow at December 31, 2008, pending achievement of final EBITDA adjustment) of the outstanding common stock of Navios Logistics. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2009.
     The acquisition was accounted for under the purchase method in accordance with SFAS 141. Horamar’s assets and liabilities were revalued to 100% of their respective fair values. CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction.
     Goodwill arising from the acquisition has all been allocated to the Navios Holdings’ Logistics Business segment. None of the goodwill is deductible for tax purposes.
Non-Guarantor Subsidiary
     Our non-guarantor subsidiary, Navios Logistics, accounted for approximately $107.8 million, or 8.7% of our total revenue, $2.2 million, or 1.9%, of our net income (after deducting the minority interest) and approximately $28.5 million, or 17.2%, of Adjusted EBITDA, in each case for the year ended December 31, 2008, as compared to $9.7 million, or 1.3% of our total revenue, $3.0 million, or 1.1%, of our net income and approximately $4.7 million, or 1.3%, of Adjusted EBITDA, in each case for the year ended December 31, 2007, and to $8.7 million, or 4.3%, of our total revenue, $2.8 million, or 13.4%, of our net income and approximately $4.7 million, or 4.6%, of Adjusted EBITDA, in each case for the year ended December 31, 2006.
B. Liquidity and Capital Resources
     Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminal, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
     In November 2008, the Board of Directors approved a share repurchase program of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of our credit facilities and senior notes.
     The following table presents cash flow information for each of the years ended December 31, 2008, 2007 and 2006.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Net cash (used in) / provided by operating activities	$(28,388)	$128,075	$56,432
Net cash used in investing activities	(452,637)	(16,451)	(111,463)

Net cash provided by financing activities	187,082	216,285	116,952

(Decrease) increase in cash and cash equivalents	(293,943)	327,909	61,921

Cash and cash equivalents, beginning of the period	427,567	99,658	37,737

Cash and cash equivalents, end of period	$133,624	$427,567	$99,658

Cash used in operating activities for the year ended December 31, 2008 as compared to the cash provided for the year ended December 31, 2007:
     Net cash from operating activities decreased by $156.5 million to $28.4 million cash used in operating activities for the year ended December 31, 2008 as compared to $128.1 million cash provided by operating activities for the year ended December 31, 2007. In determining net cash from operating activities, net income is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

	Year Ended	Year Ended
	December 31,	December 31,
	2008	2007
Net income	$118,527	$271,001

Adjustments to reconcile net income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	57,062	31,900

Amortization and write-off of deferred financing cost	2,077	1,856
Amortization of deferred dry dock costs	1,933	1,687
Provision for losses on accounts receivable	2,668	—
Unrealized (gain)/loss on FFA derivatives	8,220	(12,232)
Unrealized loss on warrants	5,282	—
Unrealized (gain)/loss on interest rate swaps	1,874	1,279
Share based compensation	2,694	566
Gains on sale of assets/partial sale of subsidiary	(27,817)	(167,511)
Deferred taxes	(56,113)	4,451

Earnings in affiliates and joint ventures, net of dividends received	(4,517)	(1,251)
Minority interest	1,723	—
Net income adjusted for non-cash items	113,613	131,746
     The net fair value of open FFA trades as included in the balance sheet at December 31, 2008, was higher than in the same period of 2007 and amounted to $15.5 million and $10.4 million respectively, reflecting the marked-to-market values at the end of the respective years.
     The liability for derivative accounts decreased during the year ended December 31, 2008 by $167.3 million due to movement in the unrealized component of NOS ASA and LCH portfolios, directly affecting the cash flow statement, changing from a $81.6 million gain to a $83.4 million loss and the payments relating to interest rate swaps of $2.3 million.

     Restricted cash decreased by $65.8 million from $83.7 million at December 31, 2007 to $17.9 million at December 31, 2008. The primary reason was the decrease in deposits made to NOS ASA and LCH in 2008 with respect to FFAs trading by $34.5 million and $31.4 million, respectively, due to the decrease in the number of trades with NOS ASA and LCH at year end 2008 compared with the same period in 2007.
     Accounts receivable, net increased by $4.8 million from $105.0 million at December 31, 2007 to $109.8 million at December 31, 2008 (including receivables as a result of the acquisition of Horamar amounting to $9.7 million). The primary reason was the increase in accounts receivable relating to logistics business of $13.7 million. This increase was mitigated by the change in the amount receivable from FFA trading partners which decreased by $5.3 million from $59.0 million at December 31, 2007 to $53.7 million at December 31, 2008 and a decrease in all other receivable categories by $3.6 million.
     Prepaid expenses and other current assets decreased by $12.8 million from $41.1 million at December 31, 2007 to $28.3 million at December 31, 2008 (including prepaid expenses and other current assets obtained as a result of the acquisition of Horamar amounting to $3.4 million). The main reason was the decrease in inventories of $2.3 million, the decrease in prepaid voyage and operating costs of $16.0 million and the net decrease in other assets of $0.6 million. This decrease was mitigated by an increase in claims receivables of $6.1 million.
     Accounts payable decreased by $34.2 million from $106.7 million at December 31, 2007 to $72.5 million at December 31, 2008 (including accounts payable obtained as a result of the acquisition of Horamar amounting to $7.4 million). The primary reasons were the change in the amount due to FFA trading partners, which decreased by $43.6 million during the year ended December 31, 2008, and the decrease by $4.2 million in bunkers and lubricants suppliers. This decrease was mitigated by an increase of $10.2 million in accounts payable relating to logistics business due to acquisition of Horamar, the increase in head owners payables by $2.7 million and the increase in other suppliers and brokers by $0.7 million.
     Accrued expenses decreased by $3.4 million to $34.5 million at December 31, 2008 (including accrued expenses obtained as a result of the acquisition of Horamar amounting to $6.0 million) from $37.9 million at December 31, 2007. The primary reason was the decrease of the provision by $10.1 million for losses on voyage in progress compared to the same period in 2007 and the decrease in consultancy and legal fees by $2.5 million. The above decrease was mitigated by an increase in taxes payable of $2.3 million due to the acquisition of Horamar, an increase in accrued interest of $3.3 million, an increase in accrued voyage expenses by $3.0 million and a $0.6 million increase in all other categories.
     Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of Navios Aurora I to Navios Partners to be amortized over the next year amounting to $1.2 million. Deferred freight decreased by $11.2 million and deferred hire decreased by $10.0 million as a result of the decrease in the number of voyages extending over the period end.
Cash used in investing activities for the year ended December 31, 2008 as compared to the year ended December 31, 2007:
     Cash used in investing activities was $452.6 million for the year ended December 31, 2008, or an increase of $436.1 million from $16.5 million for the same period in 2007.
     Cash used in investing activities was the result of (a) the payment of $110.1 million (net of acquired cash of $5.6 million) for the acquisition of Horamar, (b) the acquisition of the vessels Navios Orbiter, Navios Aurora I and Navios Ulysses amounting to $118.8 million, (c) the deposits on vessel acquisitions amounting to $197.9 million relating mainly to the deposits for the eight Capesize vessels to be delivered in various dates until the fourth quarter of 2009 and the two Ultra Handymaxes, delivered on October 10, 2008 and on February 18, 2009, and (d) the purchase of other fixed assets amounting to $100.8 million mainly relating to the acquisition of tanker vessels, barges and push boats. The above was offset by $4.8 million received in connection with the finance lease receivable, the proceeds of $35.1 million from the sale of Obeliks and $35.0 million cash proceeds from the sale of Navios Aurora I to Navios Partners.

     Cash used in investing activities was $16.5 million for the year ended December 31, 2007. This was the result of the payment of $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar, the acquisition of Navios Hyperion amounting to $18.4 million, the payment of $26.1 million for the acquisition of the 50% of White Narcissus S.A., the vessel owning company of 50% of the vessel Navios Asteriks, the payment of $182.8 million as deposits for the acquisition of Capesize vessels, the deposit of $5.5 million in restricted accounts in connection with the acquisition of Navios Orbiter and Fantastiks and the purchase of property plant and equipment amounting to $0.6 million. The above was offset by $9.0 million received in connection with the capital lease receivable and by $353.3 million of aggregate cash proceeds from the sale of eight of Navios Holdings’ wholly-owned subsidiaries to Navios Partners.
Cash provided by financing activities for the year ended December 31, 2008 as compared to the year ended December 31, 2007:
     Cash provided by financing activities was $187.1 million for the year ended December 31, 2008, as compared to $216.3 million for the same period of 2007.
     Cash provided by financing activities for the year ended December 31, 2008 was the result of $119.8 million in loan proceeds (net of relating finance fees of $2.3 million) in connection with the loan facility of Nauticler S.A. of $70.0 million, the loan facilities with DNB NOR BANK ASA of $18.0 million and Emporiki Bank of Greece of $34.1 million for the construction of four Capesize vessels, $90.0 million drawdown from the new revolving facility with Marfin Egnatia Bank, $102.7 million drawdowns from the available HSH revolving facility, and $6.7 million of cash proceeds relating to the issuance of common stock through exercise of warrants. This was offset by (a) the acquisition of treasury stock amounting to $51.0 million, (b) the $52.6 million repayment of Navios Holdings’ outstanding debt, and (c) $28.6 million of dividends paid.
     Cash provided by financing activities for the year ended December 31, 2007 was the result of (a) the proceeds of approximately $114.7 million relating to share capital increases due to exercise of warrants, (b) the net proceeds of approximately $124.9 million relating to the increase in share capital through a secondary public offering, (c) the net proceeds from Emporiki Bank of Greece of $16.6 million and (d) the proceeds from a new secured credit facility which is composed of a $280.0 million Term Loan Facility and a $120.0 million reducing Revolving Credit Facility. The above increase was offset by a $136.0 million installments paid in connection with the Company’s credit facilities and $26.0 million of dividends paid.
Cash provided by operating activities for the year ended December 31, 2007 and the year ended December 31, 2006
     Net cash provided by operating activities increased by $71.7 million to $128.1 million for the year ended December 31, 2007, as compared to $56.4 million for the year ended December 31, 2006. The increase resulted primarily from the substantially higher net income in the year ended December 31, 2007 and other factors as discussed below. In determining net cash provided by operating activities, net income is adjusted for the gain on sale of assets to Navios Partners and the effects of certain non-cash items including depreciation and amortization and unrealized gains and losses on derivatives.
     The net fair value of open FFA trades as included in the balance sheet at December 31, 2007 was higher than in the same period of 2006 and amounted to $10.4 million and $9.0 million, respectively, reflecting the marked-to-market values at the end of the respective years. Unrealized gains from FFAs for the years ended December 31, 2007 and 2006 amounted to $12.2 million and $12.5 million, respectively, and reflected the change in net fair value on open FFA contracts between the years. The $12.2 million gain at December 31, 2007 represents $32.1 million in unrealized gain on FFAs not qualifying for hedge accounting treatment charged to period results, which offsets the $19.9 million loss on FFAs qualifying for hedge accounting which has been reflected in “Other Comprehensive Income/(Loss)” under stockholders’ equity.
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
     Accounts receivable, net increased by $76.8 million from $28.2 million at December 31, 2006 to $105.0 million at December 31, 2007 (including receivables as part of the acquisition of Kleimar amounting to $0.7 million). The primary reason was the acquisition of Kleimar, as well as a change in the amount receivable from FFA trading partners which increased by $35.5 million from $23.5 million at December 31, 2006 to $59.0 million at December 31, 2007 and an increase in all other receivable categories by $40.6 million.
     Prepaid expenses and other current assets increased by $34.3 million from $6.8 million at December 31, 2006 to $41.1 million at December 31, 2007 (including prepaid expenses and other current assets obtained as part of the acquisition of Kleimar amounting to $3.8 million). The main reason was the increase in inventories of $10.3 million, the increase in prepaid voyage and operating costs of $18.5 million and the increase in other assets of $2.3 million mainly relating to Horamar’s acquisition costs. This increase was mitigated by a decrease in claims of $0.6 million.
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
     Accrued expenses increased by $27.2 million to $37.9 million at December 31, 2007 (including accrued expenses obtained as part of the acquisition of Kleimar amounting to $6.7 million) from $10.7 million at December 31, 2006. The primary reasons were (a) the increase of the accrual for voyage expenses by $12.4 million including additional provision of $11.4 million for losses on voyage in progress compared to the same period in 2006, (b) the increase of consultancy, legal fees and bonus accrual by $5.4 million, and (c) the increase of the accrual for interest cost by $3.0 million. The above increase was mitigated by a $0.3 million decrease in all other categories.
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
     In February 2007, Navios Holdings paid $145.4 million (net of acquired cash of $22.1 million), for the acquisition of Kleimar.
     In November 2007, following the IPO of Navios Partners, Navios Holdings received aggregate cash proceeds of $353.3 million from the sale of eight of its wholly-owned subsidiaries to Navios Partners.
     During the year ended December 31, 2007, Navios Holdings received $9.0 million of installments in connection with the finance lease receivable.
     During 2007, Navios Holdings paid $182.8 million as deposits for the acquisition of nine Capesize vessels to be delivered in various dates until the first quarter of 2010. In addition, Navios Holdings deposited $5.5 million in restricted accounts in connection with the acquisition of Navios Orbiter and Navios Fantastiks. As of November 15, 2007, Navios Partners held the rights to acquire the vessel Navios Fantastiks delivered in April 2008.

     During 2007, Navios Holdings paid $44.5 million for the acquisition of Navios Hyperion in February and the acquisition of the 50% of White Narcissus S.A., the vessel owning company of 50% of the vessel Navios Asteriks in April.
     Purchase of property and equipment for the year ended December 31, 2007 amounted to $0.6 million.
     In 2006, Navios Holdings paid $108.1 million for the acquisition of one vessel and five purchase option vessels and made a $2.1 million deposit in connection with the exercised option for the acquisition of vessel Navios Hyperion, which was delivered on February 26, 2007.
     Purchase of property and equipment for the year ended December 31, 2006 amounted to $1.3 million.
Cash provided by financing activities for the year ended December 31, 2007 as compared to the year ended December 31, 2006:
     Cash provided by financing activities was $216.3 million for the year ended December 31, 2007, as compared to $117.0 million for the year ended December 31, 2006.
     Cash provided by financing activities was the result of (a) the exercise of warrants in January 2007 which resulted in $66.6 million of net cash proceeds, (b) the net proceeds of approximately $124.9 million relating to the increase in share capital through a secondary public offering, (c) the proceeds of approximately $48.1 million relating to share capital increases due to exercise of warrants, (d) the net proceeds from Emporiki Bank of Greece of $16.6 million and (e) the proceeds from a new secured credit facility which is composed of $280.0 million Term Loan Facility and $120.0 million reducing Revolving Credit Facility. The proceeds from the new credit facility were utilized to partially finance the acquisition of vessel Navios Hyperion, to repay the remaining outstanding balance of the previous HSH Nordbank facility ($271.0 million), to partially finance the acquisition of Kleimar and to partially finance the acquisition of White Narcissus S.A. The above increase was offset by a $136.0 million installments paid in connection with Navios Holdings’ credit facilities and $26.0 million of dividends paid.
     Cash provided by financing activities in 2006 was the result of $116.9 million in proceeds from the restructured senior secured credit facility signed on December 21, 2005, which were partially utilized to finance the acquisition of one vessel and five purchase option vessels, the proceeds from the warrants resulting in the issuance of common stock of $65.4 million and the net proceeds from the senior notes of $291.5 million a portion of which ($290.0 million) was used to prepay in full three tranches of approximately $241.1 million and on a pro-rata basis the remaining tranches of the existing senior secured credit facility. This was offset by $50.5 million of installment paid in connection with the senior secured credit facility and $15.4 million of dividends paid.
     Adjusted EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness. Navios Holdings also uses Adjusted EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance.
     Adjusted EBITDA for the years ended December 31, 2008 and 2007 was $165.5 million and $349.9 million, respectively. The decrease in Adjusted EBITDA of $184.4 million was due to (a) the $167.5 million gain recognized from sale of assets of Navios Holdings to Navios Partners in November 2007, (b) a decrease in gain from FFA trading by $10.2 million from $26.4 million in the year ended

December 31, 2007 to $16.2 million in the same period in 2008, (c) an increase in time charter, voyage and logistic business expenses by $508.6 million from $557.6 million in the year ended December 31, 2007 to $1,066.2 million in the same period in 2008, (d) an increase in general and administrative expenses by $14.8 million from $22.5 million in the year ended December 31, 2007 to $37.3 million for the same period in 2008 (excluding $2.7 million and $0.6 million share-based compensation for the year ended December 31, 2008 and 2007, respectively), (e) a $1.3 million decrease in interest income from finance leases, (f) a $1.7 million decrease due to minority interest, (g) $2.7 million of write off of doubtful accounts relating to FFA trading and (h) a $10.0 million increase in net other expenses mainly due to $5.3 million of the unrealized losses in investment in Navios Acquisition warrants acquired as part of the IPO of Navios Acquisition in July 2008, $1.5 million cancellation fee related to three Capesize vessels and $1.6 million additional unfavorable losses on the interest rate swaps during 2008 compared to 2007. This overall unfavorable variance of $716.8 million was mitigated by $27.8 million gain recognized on sale of vessels Obeliks and Navios Aurora I and of CNSA to the minority shareholders of Navios Logistics in 2008, $487.6 million increase in revenue, $15.5 million increase in equity in net earnings from affiliated companies and $1.5 million decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs).
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
Long Term Debt Obligations and Credit Arrangements:
     In December 2006, Navios Holdings repaid $290.0 million of the loan facility entered with HSH Nordbank A.G. in December 2005 from the net proceeds of the senior notes discussed below while the balance of the facility remaining at December 31, 2006 was fully repaid from the proceeds of a syndicated loan taken in February 2007.
     On December 21, 2005, and in connection with the senior secured credit facility discussed above, Navios Holdings entered into an ISDA (International Swap Dealer Association, Inc.) Agreement (amended in February 2007 in connection with the secured loan facility) with HSH Nordbank AG, providing for (a) interest rate swaps whereas the company exchanges LIBOR with a fixed rate of 4.74% (this contract applies for the period from March 2006 to March 2007 on notional amounts starting at $171.0 million and de-escalating down to $100.5 million following the loan repayment schedule) and 5.52% (this contract applies for the period from December 2007 to September 2009 on notional amounts starting at $79.4 million and de-escalating down to $14.8 million following the loan repayment schedule), and (b) interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82.0 million and de-escalating down to $13.3 million following the loan repayment schedule). The ISDA Agreement is bound by the same securities as the senior secured loan facility discussed in the preceding paragraph.
     In December 2006, Navios Holdings issued $300.0 million of 9.5% senior notes due December 15, 2014. Part of the net proceeds of approximately $290.0 million from the issuance of these senior notes was used to repay in full the remaining principal amounts under three tranches of approximately $241.1 million and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed under “Liquidity and Capital Resources” above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than the Uruguayan subsidiary, CNSA. At any time before December 15, 2009, Navios Holdings may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, Navios Holdings has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the senior notes may require the Company to repurchase some or all of the notes at 101% of their face amount. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.

     In February 2007, Navios Holdings entered into a new secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The new facility is composed of a $280.0 million Term Loan Facility and a $120.0 million Revolver Facility. The Term Loan Facility has partially been utilized to repay the remaining balance of the previous HSH Nordbank facility with the remaining balance left to finance the acquisition of Navios Hyperion. The Revolver Facility is available for future acquisitions and general corporate and working capital purposes. In April 2008, the Company amended the facility due to a prepayment of $10.0 million.
     The secured loan facility contains covenants similar to those of the senior notes discussed above. It also requires compliance with financial covenants including specified security value maintenance to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
     In March 2009, Navios Holdings amended again its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance (“SVM”) ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment is effective until January 31, 2010. At December 31, 2008, Navios Holdings was in compliance with the financial covenants, including the SVM ratio, as required under its amended facility agreement However, if Navios Holdings was required to use the original SVM ratio on December 31, 2008 to test compliance, it may not have been in compliance.
     In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2008, the amount drawn was $51.1 million. The facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6.3 million and 10 semi-annual installments of $4.5 million with a final payment of $46.5 million on the last payment date. The interest rate of the facility is LIBOR plus a margin of 80 basis points, as defined in the agreement, and requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     On March 31, 2008, Nauticler S.A. (subsidiary of Navios Logistics) entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 1.75%. In March 2009, Navios Logistics transferred this loan facility to Marfin Popular Bank Public Co. Ltd. The loan was transferred under the same terms except for an increase in margin to 275 bps.
     In June 2008, Navios Holdings entered into a new facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2008, the amount drawn was $18.0 million. The facility is repayable upon delivery of the Capesize vessels in 16 semi-annual installments of $3.7 million with a final payment of $73.8 million on the last payment date. The interest rate of the facility is LIBOR plus a margin of 100 basis points, as defined in the agreement.

     In December 2008, Navios Holdings entered into a $90.0 million revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan is repayable in one installment in December 2010 and bears interest at LIBOR plus 2.75%.
     Upon acquisition of Kleimar and Horamar the following loans were assumed:
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
     On April 22, 2005, Kleimar entered into a $17.8 million loan agreement for the purchase of a vessel. The Company was responsible for 50% of the total loan, and so its share of the loan at drawdown was $8.9 million. The facility was secured by a mortgage on a vessel together with assignment of earnings and insurances. The facility was fully repaid on March 31, 2007.
     In connection with the acquisition of Horamar, Navios Holdings assumed a $9.5 million loan facility that was entered into by HS Shipping LTD Inc. in 2006, in order to finance the building of a 8,900 DWT double hull tanker (MALVA H). The loan bears interest at LIBOR plus 5.5% during the construction period, which lasted until February 2008. After the vessel delivery the interest rate is LIBOR plus 1.5%. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd Inc. The repayment date should not exceed December 31, 2011. The loan can be pre-paid before such date, with two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of December 31, 2008, HS Shipping Ltd Inc. is in compliance with all the covenants.
     In connection with the acquisition of Horamar, the Company assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A. in October 2007 in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 1.5%. The loan will be repaid by 5 equal installments of $0.5 million on November 2008, June 2009, January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of December 31, 2008, Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).
     The maturity table below reflects the principal payments of all credit facilities outstanding as of December 31, 2008 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities discussed in the previous paragraphs and the outstanding amount due under the senior notes. The maturity table below includes in the amount shown for 2014 and thereafter future principal payments of the undrawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2009.

Amount in
Year	millions of USD
2009	15.2
2010	142.7
2011	104.0
2012	27.6
2013	27.2
2014 and thereafter	572.7

889.4

     On February 16, 2009, Navios Holdings concluded a facility of up to $120.0 million to finance the acquisition of two Capesize vessels to be delivered. The loan is repayable in 20 semi-annual installments and bears an interest rate of LIBOR plus 1.90%.
     In March 2009, Navios Holdings concluded a loan facility of up to $110.0 million to be used for general corporate purposes. The facility is repayable in one installment in February 2011 and bears interest at a rate of LIBOR plus 2.75%.
     Working Capital Position: On December 31, 2008, Navios Holdings’ current assets totaled $505.4 million, while current liabilities totaled $271.5 million, resulting in a positive working capital position of $233.9 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2009 and 2010 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2009 and 2010.
     While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.
     Capital expenditures: In 2007 and 2008, the Company entered into agreements for the acquisition of a total of eleven newbuild Capesize vessels. One of these Capesize vessels is contracted to be sold to Navios Partners. In November 2008, the Company terminated three of the above contracts. All Capesize vessels are scheduled for delivery on various dates throughout 2009. The remaining capital obligations at December 31, 2008, left to be paid in 2009, depending on the delivery of the Capesize vessels, amount to approximately $418.6 million. These capital obligations will be funded by the Company’s existing cash and term loan facilities or available credit lines as well as any further financing arrangements.
     Concentration of Credit Risk: Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the years ended December 31, 2008 and 2007, no customer from the vessel operations segment accounted for more than 10.0% of Navios Holdings’ revenue, and for the year ended December 31, 2006, two customers from the vessel operations segment accounted for approximately 10.0% and 12.3% each of Navios Holdings’ revenue, respectively.
     Effects of Inflation: Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, dry docking expenses and corporate overhead. Refer to “Statement of Operations Breakdown by Segment” in “Operating Results” for the discussion of the effects of inflation in Navios Logistics operations.
C. Research and development, patents and licenses, etc.
     Not applicable.
D. Trend information
     Not applicable.
E. Off-Balance Sheet Arrangements
     Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the year ended December 31, 2008, future minimum rental payments under Navios Holdings’ non-cancelable operating leases are disclosed in Navios Holdings’ Consolidated Financial Statements. As of December 31, 2008, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $2.5 million issued by various banks in favor of various organizations of which $1.5 million are collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued no guarantees to third parties at December 31, 2008 as compared to $3.5 million at December 31, 2007, pursuant to which Navios Holdings irrevocably and unconditionally guarantees its subsidiaries obligations under the dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date.

     Upon acquisition of Horamar, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $6.6 million. According to the acquisition agreement, if such cases are materialized against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
F. Contractual Obligations as at December 31, 2008:
Payment due by period ($ in millions)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long term debt(i)(ii) (iii)	889.4	15.2	246.7	54.8	572.7
Operating Lease Obligations (Time Charters)(iv)	881.8	107.6	204.7	192.2	377.3
Operating lease obligations push boats and barges	1.8	0.6	0.6	0.6	—
Vessel deposits(v)	418.6	418.6	—	—	—
Rent Obligations(vi)	12.6	1.6	2.6	2.4	5.9

(i)	The amount identified does not include interest costs associated with the outstanding credit facilities which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum.

(ii)	Following the amendment of the facility agreement with HSH Nordbank and Commerzbank A.G in March 2009, Navios Holdings has to accumulate $14.0 million of cash reserves into a pledged account with the agent bank ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009),.In February and March 2009, Navios Holdings concluded (a) a 2% convertible bond of $33.5 million exercisable at a price of $11.00 per share, (b) a facility of up to $120.0 million to finance the acquisition of two Capesize vessels to be delivered, repayable in 20 semi-annual installments, and (c) a term loan facility of up to $110.0 million to be used for general corporate purposes, repayable in one installment in February 2011.

(iii)	The long term debt contractual obligations includes in the amount shown for more than 5 years future principal payments of the undrawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2009.

(iv)	The effect of the exercise of the options is reflected in the reduction of operating lease obligations as of December 31, 2008.

(v)	Future remaining contractual deposits for the seven owned Capesize vessels to be delivered in various dates in 2009.

(vi)	On January 2, 2006, the Company relocated its headquarters to new premises in Piraeus, Greece. In October 2006, the Company signed an agreement with a third party to sublease approximately 2,000 square feet of its Norwalk office. Kleimar has leased approximately 387 square meters to locate its offices. Navios Logistics has several lease agreements to locate its offices. The table above incorporates only the lease obligation of the offices indicated in this footnote. Minimum payments have not been reduced by minimum sublease rentals of a total amount of $0.3 million due until the end if the sublease agreement, under a non cancelable sublease.
Recent Accounting Pronouncements
     In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (“SFAS 157”) “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. This statement was effective for the Company for the fiscal year beginning on January 1, 2008 and it did not have a material affect on its consolidated financial statements.

     In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (“SFAS 159”) “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements.” This statement was effective for the Company for the fiscal year beginning on January 1, 2008 and it did not have a material affect on its consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R will be effective for Navios Holdings for fiscal year beginning on January 1, 2009. Navios Holdings is currently evaluating the potential impact of the adoption of FAS 141R on its consolidated financial statements.
     In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS 160”). SFAS 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement was effective as of January 1, 2009. The Company is currently evaluating the potential impact of the adoption of SFAS 160 on its consolidated financial statements.
     In February 2008, the FASB issued the FASB Staff Position (“FSP 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 would not have a material effect on the consolidated financial statements of the Company.
     In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161 (“SFAS 161”) “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its consolidated financial statements.

     In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. GAAP. This FSP will be effective for Navios Holdings for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of the Company.
     In May 2008, the FASB issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP for nongovernmental entities. Statement No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The adoption of SFAS No. 162 is not expected to have a material effect on the consolidated financial statements of the Company.
     In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 “Determining whether instruments granted in share-based payment transactions are participating securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share”. This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The Company is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on the Company’s consolidated financial statements.
     In September 2008, FASB issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the FASB’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP’s amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 is not expected to have a material effect on the Company’s consolidated financial statements.
     In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of the Company.

     In November 2008, the FASB issued its final consensus on “Issue 08-8 — Accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary.” This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This issue will be effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of Issue 08-8 is not expected to have a material effect on the consolidated financial statements of the Company.
     In November 2008, the FASB issued the EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for noncontrolling interests culminating in the issuance of Statement 141(R) and Statement 160. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of Statement 141(R) and Statement 160. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. EITF 08-6 shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material effect on the consolidated financial statements of the Company.
     In December 2008, the FASB issued the FASB Staff Position (“FSP FAS 140-4 and FIN 46(R)-8”) which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, FSP FAS 140-4 and FIN 46(R)-8 requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (“nontransferor”) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. The adoption of FSP FAS 140-4 and FIN 46(R)-8 is not expected to have a material effect on the consolidated financial statements of the Company.
     In January 2009, the FASB issued the FASB Staff Position “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”) which amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115,

“Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 is not expected to have a material effect on the consolidated financial statements of the Company.
Critical Accounting Policies
     The Navios Holdings’ consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of its financial statements. Actual results may differ from these estimates under different assumptions or conditions.
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
     Use of estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
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
     The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
     At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly.
     Pursuant to SFAS 133, the Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. There is no amount included in “Accumulated Other Comprehensive Income/(Loss)” as of December 31, 2008, that is expected to be reclassified to earnings after December 31, 2008. For the years ended December 31, 2008, 2007 and 2006, $19.9 million, $9.8 million and $4.2 million losses, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
     The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statement of cash flows.
     Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with Navios Holdings’ Stock Plan. The Company awarded restricted stock to its employees, officers and directors and stock options to its executives and directors, based on service conditions only, that vest over two years and three years, respectively.
     The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.
     Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and an impairment charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis. For the purposes of assessing impairment, long-lived assets are grouped at the lowest levels for which there are separately identifiable cash flows.
     During the fourth quarter of fiscal 2008, management concluded that events occurred and circumstances had changes, which may indicate the existence of potential impairment of Navios Holdings’ long-lived assets. These indicators included a significant decline in Navios Holdings’ stock price, continued deterioration in the spot market, and the related, impact the current drybulk sector has on management’s expectation for future revenues. As a result, an interim impairment assessment of long-lived assets is performed. Unless these indicators improve, it is likely that an interim impairment analysis will be required to be performed in future quarters.
     The interim testing was a review of the undiscounted projected net operating cash flows for each vessel compared to the carrying value. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: earnings, dry docking off-hire costs and operating expenses. Earnings assumptions were based on time charter rates and forward market rates for future periods where the vessels are not yet fixed. Operating expenses per day of $4,563 were used for each owned Panamax and Handymax vessels bearing an annual increase of 3% thereafter. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows exceeded the carrying value.
     Although the management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, the management may be required to perform step two of the impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.
     No impairment loss was recognized for any of the periods presented.
        Vessels, net: Vessel acquisitions are stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
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
     Deferred Dry-dock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled dry-docking and special surveys which are carried out every 30, 60, and 84 months for vessels and barges and push boats, respectively to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to dry-docking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey.
     Goodwill and Other Intangibles: As required by SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.
     The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.
     If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.
     During the fourth quarter of fiscal year 2008, management concluded that events occurred and circumstances had changed, which may indicate the existence of potential impairment of Navios Holdings’ goodwill. These indicators included a significant decline in Navios Holdings’ stock price, continued deterioration in the spot market, and the related impact the current drybulk sector has on management’s expectation for future revenues. As a result, an interim impairment assessment of goodwill was performed. Unless these indicators improve, it is likely that an interim impairment analysis will be required to be performed in future quarters.

     The interim testing was a review of the fair market value of the Company as compared to the carrying value of its assets using a discounted cash flow model. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included forward charter rates, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The Company’s assessment concluded that step 2 was not required and no impairment of goodwill existed in any of the periods presented as the fair value exceeded carrying value. Although the Company believes its underlying assumptions supporting this assessment are reasonable, if the Company’s actual revenue, direct vessel expenses, and general and administrative expenses, vary significantly from its forecasts, the Company may be required to perform a step two analysis in the future that could expose the Company to material impairment charges in the future.
     The Company also considered as an indicator of fair market value its total market capitalization based on the trading price of its common stock as of December 31, 2008. However, given the extreme volatility in the stock market during the quarter ended December 31, 2008, as well as the impact that the credit crisis and the recession had on the stock market during that period, management concluded that it was appropriate to place more reliance on fair market value as calculated by the Company’s discounted cash flow model in evaluating goodwill impairment, rather than the total market capitalization.
     No impairment loss was recognized for any of the periods presented.
     The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.
     Investment in available for sale securities: The Company classifies its existing marketable equity securities as “available-for-sale” in accordance with provisions of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities.” These securities are carried at fair market value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income. Management evaluates securities for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
     As of December 31, 2008, the Company’s unrealized holding losses in available for sale securities were $22.6 million. Based on the Company’s OTTI analysis, management considers the decline in market valuation of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary. See Note 24 to the consolidated financial statements appearing elsewhere in this document.
G. Safe Harbor
     Applicable to the extent the disclosures in Item 5.E and 5.F above require the statutory safe harbor protections provided to forward-looking statements.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	44	Chairman of the Board and Chief Executive Officer
George Achniotis	44	Chief Financial Officer
Ted C. Petrone	54	President of Navios Corporation and Director
Michael E. McClure	62	Senior Vice President — Corporate Affairs
Vasiliki Papaefthymiou	40	Executive Vice President — Legal, Secretary and Director
Anna Kalathakis	38	Senior Vice President — Legal Risk Management
Shunji Sasada*	51	Chief Operating Officer — Navios Corporation
Spyridon Magoulas	53	Director
John Stratakis	44	Director
Rex W. Harrington	76	Director
Allan Shaw	45	Director

*	Significant employee
     Angeliki Frangou has been Navios Holdings’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Holdings by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE from September 2004 until ISE’s acquisition of and merger into Navios Holdings. Ms. Frangou was the chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece that specializes in the management of dry cargo vessels of various types and sizes, from the time she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, from April 2004 to July 2005. Ms. Frangou is currently the Chairman and Chief Executive Officer of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. Ms. Frangou is currently the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, a New York Stock Exchange listed company, and has served in such position since June 2008. Ms. Frangou is also the Chairman of the board of directors of IRF European Finance Investments Ltd., listed on the AIM of the London Stock Exchange. She was also Chairman of the board of directors of Proton Bank, based in Athens, Greece, from June 2006 until September 2008. Ms. Frangou is a member of the Mediterranean Committee of the China Classification Society and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.
     George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently the Executive Vice President-Business Development of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings, and Executive Vice President — Business Development of Navios Maritime Acquisition Corporation, a New York Stock Exchange listed company, an affiliate of the Company; and has served in such capacity since June 2008. He has more than 19 years experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

     Ted C. Petrone became a director of Navios Holdings in May 2007, having become President of Navios Corporation in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone served in the maritime industry for 31 years, of which 28 were with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone was responsible for all the aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also President of Navios Maritime Acquisition Corporation, A New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He served aboard U.S. Navy (Military Sealift Command) tankers.
     Michael E. McClure has been Senior Vice President — Corporate Affairs since April and was the Chief Financial Officer of Navios Holdings from October 1, 2005 to April 2007. Prior to that date, Mr. McClure was Vice President — Research & Risk Management of Navios Corporation where he was responsible for derivative trading strategies, economic research and various commercial functions. Mr. McClure joined Navios Holdings in 1978 while the Company was a wholly-owned subsidiary of U.S. Steel. He held various positions throughout the Company including Manager of Financial Analysis and Director of South American Transportation Projects, which included Navios Holdings’ owned port facility in Uruguay and its commercial lead in Venezuela and Columbia. Mr. McClure is currently the Chief Financial Officer of Navios Maritime Partners L.P, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He is a board member of The Baltic Exchange and the prior chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from St. Mary’s college with a B.A. and Marquette University, Milwaukee, Wisconsin, with an M.B.A.
     Vasiliki Papaefthymiou has been a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.
     Anna Kalathakis has been Senior Vice President — Legal Risk Management of Navios Holdings since December 8, 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of a Bilbrough & Co LTD and an associate director of the company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus BAR, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).
     Shunji Sasada became Chief Operating Officer of Navios Corporation in June 2007. Previously, as Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long term chartered-in and owned tonnage. Mr. Sasada remains President of Navimax Corporation, the Ultra Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. He is a graduate of Keio University, Tokyo, with a B.A. degree in Business.
     Spyridon Magoulas has been a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm in the dry cargo vessel business based in Athens, Greece, and has served as the managing director of that company since its formation in 1994. From 1982 to 1993, Mr. Magoulas was a chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served at Orion and Global Chartering Inc. in New York. Mr. Magoulas also is a member of the Association of Ship Brokers and Agents in the United States. Mr. Magoulas received a Bachelors degree in Economics (honors) from the City University of New York, New York, a Masters degree in Transportation Management from the Maritime College in New York and a Masters degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

     John Stratakis has been a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the President of the Hellenic — American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (summa cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law — American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as a member of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.
     Rex W. Harrington has been a member of Navios Holdings’ board of directors since October 25 2005. Mr. Harrington served as shipping advisor to the Royal Bank of Scotland plc from 1998 until 2001. Mr. Harrington served as Director of Shipping of the Royal Bank of Scotland plc from 1990, to 1998, Assistant General Manager, Shipping from 1980 to 1990 and Senior Manager, Shipping from 1973 to 1980. From 1969 to 1973, Mr. Harrington served as an executive of Baring Bothers & Co., Ltd., an international merchant banking firm, and, from 1957 to 1969, served in various capacities in the Bank of England. Mr. Harrington currently serves as a director of General Maritime Corporation., a company listed on the New York Stock Exchange, and is a senior consultant to the Bank of America on shipping. He is a member of the General Committee of Lloyds Register, the London Advisory Panel of InterCargo, the Baltic Exchange and the Steering Committee of the London Shpping Law Centre. Mr. Harrington is a deputy chairman of the International Maritime Industries Forum. He was a director of Dampskibsselspaket TORM, a company listed on the NASDAQ National Market and the Copenhagen Stock Exchange from 2003 to 2006, Clarksons (International Shipbrokers) quoted on the London Stock Exchange from 1995 to 1998, and a director of Lloyd’s Register from 1994 to 1999. Mr. Harrington has a Masters degree from the University of Oxford. In addition to his role on the Board of Directors, Mr. Harrington also serves as Chairman of the Nominating and Governance Committee and a member of the Audit Committee. Mr. Harrington is an independent director.
     Allan Shaw has been a member of Navios Holdings’ board of directors since October 25, 2005, He has over 20 years of financial management experience. Mr. Shaw is the Founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm. From November 2002 to April 2004, Mr. Shaw was the Chief Financial Officer and Executive Management Board Member at Serono International S.A., a global biotechnology company. Prior to joining Serono, Mr. Shaw was with Viatel Inc., an international telecommunications company, where he was a member of the board of directors and Chief Financial Officer. Mr. Shaw, a United States Certified Public Accountant, was also a manager with Deloitte & Touche and received a Bachelor of Science degree from the State University of New York, Oswego in 1986. In addition to his role on the Board of Directors, Mr. Shaw also serves as Chairman of the Audit Committee and the Chairman of the Compensation Committee. Mr. Shaw is an independent director.
B. Compensation
     The aggregate annual compensation paid to our current executive officers was approximately $3,402,173 for the year ended December 31, 2008. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $42,567. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. As of the filing of this Annual Report on Form 20-F under the 2006 Plan, 859,266 stock options to purchase the Company’s common stock have been issued of which 96,000 have vested. 288,000 options were granted at an exercise price of $16.75 per share, and 571,266 options were granted at an exercise price of $3.18 per share. In addition, 461,280 shares of restricted stock have been issued of which 79,858 have vested and 1,083 were forfeited. Restricted stock is granted to employees and is restricted for a two-year period. This restriction lapses in two equal tranches over the requisite service periods of one and two years from the grant date. Stock options have been granted to executive directors only and vest in three equal tranches over the requisite period of one, two and three years from the grant date. Each option remains exercisable for 7 years after its vesting date. Non-employee directors receive annual fees in the amount of $45,000 each plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, plus reimbursement of their out-of-pocket expenses, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices
     The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Stratakis, Rex Harrington and Allan Shaw, was renewed at the annual meeting of stockholders held in December 2006, and its term will expire in 2009. The term of office of the second class of directors, consisting of Ted C. Petrone and Spyridon Magoulas, was renewed at the annual meeting of stockholders held in December 2007, and its term will expire in 2010. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, was renewed at the annual meeting of stockholders held in November 2008, and its term will expire in 2011. No directors are entitled to any benefits upon termination of their term.
     The board of directors has established an audit committee of three independent directors. The audit committee is governed by a written charter, which was approved by the board of directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, approves all fees paid to auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Allan Shaw, Rex Harrington and Spyridon Magoulas, and our audit committee financial expert is Mr. Shaw.
     The board of directors has established a nominating and governance committee of three independent directors, Messrs. Rex Harrington, who serves as a Chairman, Spyridon Magoulas and John Stratakis. This committee is governed by a written charter, which was approved by the board of directors. The nominating and governance committee is responsible for providing assistance to the board of directors in fulfilling its responsibility to the Company’s stockholders relating to the Company’s nominating procedures and practices for appointing officers and directors as well as the Company’s oversight, analysis and recommendations with respect to corporate governance and best practices, and the Company’s process for monitoring compliance with laws and regulations.
     In July 2007, the board of directors appointed a compensation committee consisting of three independent directors, Messrs. Allan Shaw, who serves as a Chairman, Spyridon Magoulas and John Stratakis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long term strategy of employee compensation and approving any material change to existing compensation plans.
D. Employees
     Navios Holdings crews its vessels primarily with Greek, Ukrainian, and Georgian officers and Filipino, Georgian, Bulgarian, Polish and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel-owning subsidiaries. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. The crewing agencies handle each seaman’s training, travel, and payroll. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

     Navios Logistics crews its fleet with Argentinean and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.
     With respect to shore side employees, Navios Holdings employs 13 employees in its South Norwalk, Connecticut office, 85 employees in its Piraeus, Greece office, and 12 employees in its Antwerp, Belgium office. Navios Logistics employs 39 employees in its Asuncion, Paraguay offices, with an additional 24 employees working at the port facility in San Antonio, 67 office employees in the Buenos Aires, Argentina office, six employees in its Montevideo, Uruguay office, and an additional 95 employees working at the port facility in Nueva Palmira.
E. Share Ownership
     The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 13, 2009, based on 100,225,217 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.
     Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount and Nature	Percentage of
	of Beneficial	Outstanding
Name and Address of Beneficial Owner(1)	Ownership	Common Stock
Angeliki Frangou(2)	23,406,589	23.3%
George Achniotis	*	*
Michael E. McClure	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Ted C. Petrone	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Rex Harrington	*	*
Allan Shaw	*	*

*	Less than one percent

(1)	The business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.

(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she had purchased approximately $10.0 million in value of common stock.
     Under Navios Holdings’ 2006 Plan, the following options to purchase the Company’s common stock have been granted to the persons mentioned in the table above:
     On October 18, 2007, 288,000 options were granted at an exercise price of $16.75 per share, and on December 16, 2008, 571,266 options were granted at an exercise price of $3.18, all based on service conditions only.
     As of December 31, 2008, no options have been exercised.

     The stock options vest in three equal tranches over a three-year period from the grant date. Each option remains exercisable seven years after its vesting date.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 13, 2009, based on 100,225,217 shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.
     Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount and
	Nature of	Percentage of
	Beneficial	Outstanding
Name	Ownership	Common Stock
Angeliki Frangou	23,406,589	23.3%
FMR LLC(1)	11,077,283	11.0%
Oceanic Investment Management Limited	6,448,700	6.4%
Golden Ocean Group Limited	5,275,145	5.3%

(1)	Disclaims beneficial ownership except to the extent of its pecuniary interest.
B. Related Party Transactions
     Leases: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 0.4 million (approximately $0.6 million) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with an unrelated third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     On October 31, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 0.4 million (approximately $0.6 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
     Acropolis: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Navios Holdings has a 50% interest in Acropolis Chartering & Shipping, Inc. (“Acropolis”), a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends, will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2008 and 2007, the carrying amount of the investment was $0.7 million and $1.0 million, respectively. Dividends received for the years ended December 31, 2008, 2007 and 2006 were $1.9 million, $0.7 million, and $0.6 million, respectively. Commissions paid to Acropolis for each of the years ended December 31, 2008, 2007 and 2006, were $1.7 million, $0.4 million, and $0.2 million, respectively. The amount due to Acropolis and included in trade accounts payable at December 31, 2008 and 2007 was $0.2 million and $0.4 million, respectively.

     Stock Transactions: On June 6, 2006, Ms. Angeliki Frangou participated in Navios Holdings’ warrant exercise transaction and paid approximately $27.3 million to Navios Holdings to exercise warrants in respect of 6,666,280 shares of common stock. Unlike the other warrant holders who participated in the warrant exercise transaction, Ms. Frangou’s shares are not registered for resale.
     Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the year ended December 31, 2008 and 2007 amounted to $9.3 million and $0.9 million, respectively.
     General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2008 and 2007 amounted to $1.5 million and $0.2 million, respectively.
     Balance due from affiliate: The balance due from affiliate as at December 31, 2008 amounted to $1.7 million (2007: $4.5 million) which represents the current amount of $1.5 million (2007: $4.5 million) due from Navios Partners. The balance mainly consists of management fees, administrative service fees and other expenses. The balance of 2007 relates to the IPO expenses paid on behalf of Navios Partners amounting to $3.8 million, as well as management fees, administrative service fees and other expenses amounting to $0.6 million. (For details relating to Navios Partner’s IPO please see Note 10 to the Consolidated Financial Statements.)
     Sale of Navios Aurora I: On July 1, 2008, Navios Aurora I was sold to Navios Partners. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units has been classified “Investments in available for sale securities.” The gain from the sale of Navios Aurora I was $51.5 million of which $24.9 million has been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million, which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners, has been deferred under “Long term liabilities” and amortized over the remaining life of the vessel or until the vessel is sold.
     Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7.6 million ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of Navios Acquisition’s IPO. Each warrant entitles the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25,000, of which an aggregate of 290,000 were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant.
     On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $0.5 million to Navios Acquisition, which was repaid in full during 2008.
     Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10,000 per month for such services; the charge is included in general and administrative expenses. Total general and administrative fees charged for the year ended December 31, 2008 amounted to $0.1 million (2007: $0). As of December 31, 2008, the balance due from Navios Acquisition was $0.1 million.

C. Interests of experts and counsel.
     Not applicable.
Item 8. Financial Information
A. Consolidated Statements and Other Financial Information
     Consolidated Financial Statements: See Item 18.
     Legal Proceedings: Navios Holdings is not involved in any legal proceedings that it believes will have a significant effect on its business, financial position, results of operations or liquidity.
     On November 30, 2006, we received notification that one of our FFA trading counter-parties filed for bankruptcy in Canada. Our exposure to such counterparty was estimated to be approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding cannot be presently estimated, based on management’s current expectations and assumptions we have provided for $5.4 million in our 2006 financial statements and $0.5 million additional provision in our 2008 financial statements. As of December 31, 2008, an amount of $1.1 million has been recovered. No further information has developed since then which would change our expectations and assumptions either to increase or decrease the provision. However, we do not believe this will have a material impact on our liquidity, or on our ability to make payments for principal and interest or otherwise service our debt.
     From time to time, Navios Holdings may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involve liabilities such as arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
     Dividend Policy: At the present time, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of the business. The declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also Long Term Debt Obligations and Credit Arrangements.)
     On February 14, 2008, the Board of Directors declared a dividend of approximately $9.6 million in respect of the fourth quarter of 2007 of $0.09 per common share which was paid on March 18, 2008 to stockholders on record as of March 10, 2008.
     On May 27, 2008, the Board of Directors declared a dividend of approximately $9.6 million in respect of the first quarter of 2008 of $0.09 per common share which was paid on June 30, 2008 to stockholders on record as of June 18, 2008.
     On August 18, 2008, the Board of Directors declared a dividend of approximately $9.6 million in respect of the second quarter of 2008 of $0.09 per common share which was paid on September 12, 2008 to stockholders on record as of September 2, 1008.
     On November 14, 2008, the Board of Directors declared a dividend of approximately $9.1 million in respect of the third quarter of 2008 of $0.09 per common share which was paid on January 6, 2009 to stockholders on record as of December 22, 2008.
     On February 13, 2009, the Board of Directors declared a dividend of approximately $6.0 million in respect of the fourth quarter of 2008 of $0.06 per common share which was paid on April 3, 2009 to stockholders on record as of March 16, 2009.

B. Significant Changes
     Not applicable.
Item 9. Listing Details
     Since February 22, 2007, the principal trading market for our securities has been the New York Stock Exchange (“NYSE”) under the symbols “NM”, currently for our common stock, and “NMWS” prior to December 9, 2008 for our warrants. As of February 22, 2007, the Company’s common stock and warrants were no longer trading as a unit. In addition, on December 9, 2008, our publicly traded warrants expired and ceased to be publicly traded. For the period from November 3, 2005 to February 22, 2007 our common stock, warrants and units were trading in the Nasdaq National Market (“NASDAQ”) under the symbols “BULK”, “BULKW” and ”BULKU”, respectively. Prior to November 3, 2005, the principal trading market of our securities was the Over-The-Counter Bulletin Board (“OTCBB”).
     The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock, warrants and units on the New York Stock Exchange after February 22, 2007, on Nasdaq National Market from November 3, 2005 to February 22, 2007 and on the OTC Bulletin Board prior to such time but after December 10, 2004, the date that our legal predecessor, ISE, first became a public company. Prior to August 25, 2005, the date on which ISE acquired us and subsequently merged with and into us, Navios Holdings was a privately held company and there was no public trading market for our securities, the information presented below prior to that date reflects the trading activity of ISE, our legal predecessor. The information presented subsequent to August 25, 2005 reflects our trading activity of us for the period subsequent to us becoming a publicly traded company. Prior to December 10, 2004, there was no established public trading market for our common stock.
     On April 13, 2009, the closing price of our common stock was $2.59. The quotations listed below reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

     (a) For the four most recent full financial years: the annual high and low market prices:

	Common Stock		Warrants(*)		Units
Year Ended	High	Low	High	Low	High	Low
December 31, 2008	$14.95	$1.10	$9.91	$0.01	$—	$—
December 31, 2007	$19.76	$5.21	$14.75	$0.87	$14.90	$6.91
December 31, 2006	$5.56	$5.18	$1.12	$0.29	$13.59	$4.35
December 31, 2005	$4.83	$4.51	$1.25	$0.58	$5.96	$5.57
     (b) For the two most recent full financial years and any subsequent period: the high and low market prices for each financial quarter:

	Common Stock		Warrants(*)		Units
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2009	$4.75	$1.68	$—	—	$—	—
December 31, 2008	$5.23	$1.10	$2.87	$0.01	$—	—
September 30, 2008	$10.62	$4.65	$5.59	$1.00	$—	—
June 30, 2008	$14.95	$9.00	$9.91	$4.01	$—	—
March 31, 2008	$12.99	$7.74	$8.12	$3.35	$—	—
December 31, 2007	$19.76	$11.31	$14.75	$6.60	$—	—
September 30, 2007	$15.51	$9.43	$10.50	$4.50	$—	—
June 30, 2007	$12.13	$7.18	$7.07	$2.50	$—	—
March 31, 2007	$8.45	$5.21	$3.42	$0.87	$14.90	$6.91
     (c) For the most recent six months: the high and low market prices for each month:

	Common Stock		Warrants(*)
Month Ended	High	Low	High	Low
March 2009	$2.80	$1.68	$—	$—
February 2009	$4.75	$2.02	$—	$—
January 2009	$4.35	$3.15	$—	$—
December 2008	$4.63	$1.58	$0.03	$0.01
November 2008	$3.14	$1.10	$0.15	$0.01
October 2008	$5.23	$2.46	$2.87	$0.05

(*)	The warrants ceased to be publicly traded upon their expiration on December 9, 2008.

Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum of articles of association
     Please refer to Exhibit 3.1 of Form F-1, filed with the Securities and Exchange Commission on November 2, 2005 with file number 333-129382, and Exhibit 99.1 of Form 6-K, filed with the Securities and Exchange Commission on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference.
C. Material Contracts
     Please refer to Item 4.B for a discussion of our option agreements to purchase 12 chartered-in vessels and seven newbuild Capesize vessels and to Item 5.F for a discussion of the long term debt, the operating lease obligations and the rent obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.
D. Exchange controls
     Under the laws of the of the Marshall Islands, Uruguay, Liberia, Panama, Belgium, Luxembourg, Malta, and Paraguay, the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock. In the case of Argentina, however, it should be noted that there are foreign exchange restrictions that may affect the export or import of capital, the remittance of dividends, interest or other payments to non-resident holders of common stock of local companies.
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
     Navios Logistics subsidiaries are incorporated in countries which impose taxes, such as Argentina, Uruguay and Paraguay. Relating to the Argentinean subsidiaries, income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Mínima Presunta” or Alternative Minimum Income Tax). This is a 1% tax applicable over the gross value of the corporate assets (based on tax law criteria). Income tax liability of a given fiscal year is creditable against the Alternative Minimum Income Tax liability of such year. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. In the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, In any other case, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

Federal Income Tax Consequences
General
     The following discussion addresses certain United States federal income tax aspects of our business and considerations for the holders of our common stock. It does not address other tax aspects (including issues arising under state, local and foreign tax laws other than the Marshall Islands), nor does it attempt to address the specific circumstances of any particular stockholder of Navios Holdings.
United States Federal Income Tax Considerations
Taxation of Operating Income: In General
     Navios Holdings is incorporated under the laws of the Marshall Islands. Accordingly, it is taxed as a foreign corporation by the United States. If Navios Holdings were taxed as a United States corporation, it could be subject to substantially greater United States income tax than contemplated below. See “Risk Factors.”
     In general, a foreign corporation is subject to United States tax on income that is treated as derived from U.S. source income or that is effectively connected income. Based on its current plans, however, Navios Holdings expects that its income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under Section 883 of the Code and the Shipping and Aircraft Agreement between the United States and the Marshall Islands, and that it will have no effectively connected income. Accordingly, Navios Holdings does not expect to be subject to federal income tax on any of its income.
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

United States Federal Income Taxation of U.S. Holders
     As used herein, the term “U.S. Holder” means a beneficial owner of common stock who
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
Tax Treatment of Common Stock
Distributions
     Subject to the discussion of passive foreign investment companies (PFICs) below, distributions made by Navios Holdings with respect to Navios Holdings common stock to a U.S. Holder will generally constitute dividends to the extent of Navios Holdings’ current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the U.S. Holder’s gross income. Distributions in excess of such earnings and profits will first be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios Holdings is not a United States corporation, U.S. Holders that are corporations will not be entitled to claim dividends received deduction with respect to any distributions it receives from Navios Holdings. Dividends paid with respect to Navios Holdings’ common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.
     Dividends paid on Navios Holdings common stock to a U.S. Holder who is an individual, trust or estate, a U.S. Non-Corporate Holder, will, under current law, generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder a preferential tax rates (through 2010), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) the dividend income is not required to be included in gross income under the controlled foreign corporation rules; (3) Navios Holdings is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios Holdings does not believe it is or will be); (4) the U.S. Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (5) the U.S. Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock paid by Navios Holdings. If Navios Holdings pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income”, then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long term capital loss to the extent of such dividend.
     There is no assurance that any dividends paid on Navios Holdings common stock will be eligible for these preferential rates in the hands of a U.S. Non-Corporate Holder, although Navios Holdings believes that they will be so eligible. Any dividends out of earnings and profits Navios Holdings pays, which are not eligible for these preferential rates, will be taxed as ordinary income to a U.S. Non-Corporate Holder.

Sale, Exchange or Other Disposition of Common Stock
     Assuming Navios Holdings does not constitute with respect of a U.S. Holder, a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Navios Holdings common stock in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long term capital gains of US Non-Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. See, “United States Federal Income Tax Considerations” above, for a discussion of certain tax basis and holding period issues related to Navios Holdings common stock.
Passive Foreign Investment Company Status and Significant Tax Consequences
     Special United States federal income tax rules apply to a U.S. Holder that holds stock in a foreign corporation classified as a “passive foreign investment company” for United States federal income tax purposes. A foreign corporation will be a foreign passive investment company if 75% or more of its gross income for a taxable year is treated as passive income, or if the average percentage of assets held by such corporation during a taxable year which produce or are held to produce passive income is at least 50%. A U.S. Holder of stock in a passive foreign investment company can be subject to current taxation on undistributed income of such company or to other adverse tax results if it does not elect to be subject to such current taxation.
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
United States Federal Income Taxation of Non-U.S. Holders
     A beneficial owner of common stock (other than a partnership) that is not a U.S. Holder is referred to herein as a Non-U.S. Holder.
Dividends on Common Stock
     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios Holdings common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In the event that Navios Holdings were to be taxed as a United States corporation, dividends received by Non-U.S. Holders could be subject to United States withholding tax. See discussion above under “United States Tax Consequences Taxation of Operating Income: In General”.
Sale, Exchange or other Disposition of Common Stock
     Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Navios Holdings’ common stock, unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-US Holder in the United States); or

•	the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or is otherwise treated as a United States resident for income tax purposes and other conditions are met.
     If the Non-U.S. Holder is engaged in a United States trade or business for United States federal income tax purposes, the income from the common stock, including dividends and the gain from the sale, exchange or other disposition of the stock, that is effectively connected with the conduct of that trade or business, will generally be subject to regular United States federal income tax in the same manner as discussed in the previous section relating to the taxation of U.S. Holders. In addition, if the shareholder is a corporate Non-U.S. Holder, the shareholder’s earnings and profits that are attributable to the effectively connected income, which are subject to certain adjustments, may be subject to an additional branch profits tax at a rate of thirty percent (30%), or at a lower rate as may be specified by an applicable income tax treaty.
Backup Withholding and Information Reporting
     In general, dividend payments or other taxable distributions, made within the United States to the shareholder, will be subject to information reporting requirements if the shareholder is a non-corporate U.S. Holder. Such payments or distributions may also be subject to backup withholding tax if the shareholder is a non-corporate U.S. Holder and:
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
     If the shareholder is a Non-U.S. Holder and sells the Non-U.S. Holder’s common stock to or through a United States office of a broker, the payment of the proceeds is subject to both United States backup withholding and information reporting unless the Non-U.S. Holder certifies that the Non-U.S. Holder is a non-United States person, under penalties of perjury, or otherwise establishes an exemption. If the Non-U.S. Holder sells common stock through a non-United States office of a non-United States broker and the sales proceeds are paid to the Non-U.S. Holder outside the United States, then information reporting and backup withholding generally will not apply to that payment. United States information reporting requirements, but not backup withholding, however, will apply to a payment of sales proceeds, even if that payment is made to the Non-U.S. Holder outside the United States, if the Non-U.S. Holder sells common stock through a non-United States office of a broker that is a United States person or has some other contacts with the United States. Such information reporting requirements will not apply, however, if the broker has documentary evidence in its records that the shareholder is a non-United States person and certain other conditions are met, or otherwise establishes an exemption.
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

F. Dividends and paying agents
     Not applicable.
G. Statement by experts
     Not applicable.
H. Documents on display
     We file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website http://www.sec.gov. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330 and you may obtain copies at prescribed rates.
I. Subsidiary information
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risks
     Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).
Interest Rate Risk:
     Debt Instruments — On December 31, 2008 and December 31, 2007, Navios Holdings had a total of $889.4 million and $615.9 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes discussed “Liquidity and Capital Resources” that bears interest at fixed rate.
     For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long Term Debt Obligations and Credit Arrangements” included in Item 5 of this Annual Report.
     Interest Rate Swaps — Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long term borrowings issued at floating rates into equivalent fixed rates.
     At December 31, 2008, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $1.0 million to terminate these agreements as of December 31, 2008. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.2 million as of December 31, 2008, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the U.S. ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility. The ISDA agreement is secured by the same collateral as the secured credit facility. A 100 basis points change in interest rates would increase or decrease interest expense by $0.1 million as of December 31, 2008.

c)	One swap with Fortis Bank and two swaps with Dexia Bank Belgium with a total notional amount of $34.0 million. The swaps were entered into at May 2004 and August 2005 and mature in 2009 and 2010. Navios Holdings estimates that it would have to pay $0.9 million to terminate these agreements as of December 31, 2008. The swaps exchange LIBOR with fixed rates varying from 3.95% to 4.525%.
     At December 31, 2007, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $0.7 million to terminate these agreements as of December 31, 2007. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.4 million as of December 31, 2007, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the US ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	On December 21, 2005 and in connection with the senior secured credit facility, Navios Holdings entered into an International Swap Dealer Association, Inc., or ISDA Agreement, with HSH Nordbank AG, providing for interest rate collar with a cap of 5.00% and a floor of 4.45% (this contract applies for the period from March 2007 to June 2008 on notional amounts starting at $82.0 million and de-escalated down to $13.25 million following the loan repayment schedule).

c)	In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applies for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility. The ISDA agreement is secured by the same collateral as the secured credit facility.

d)	One swap with Fortis Bank and two swaps with Dexia Bank Belgium with a total notional amount of $34.0 million. The swaps were entered into at May 2004 and August 2005 and mature in 2009 and 2010. Navios Holdings estimates that it would have to pay $0.2 million to terminate these agreements as of December 31, 2007. The swaps exchange LIBOR with fixed rates varying from 3.95% to 4.525%.
FFAs Derivative Risk:
     Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss),” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements.” The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transaction will affect earnings and commenced in the third quarter of 2006. For the years ended December 31, 2008, 2007, and 2006, $19.9 million, $9.8 million and $4.2 million of losses included in “Accumulated Other Comprehensive Income/(Loss)”, respectively, had been reclassified to earnings.

     Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was no position deemed to be open as of December 31, 2008, any change in underlying freight market indices would have no effect on the net income.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
     The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2008. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2008.
     Disclosure controls and procedures means controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosures.
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
     Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2008. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2008, Navios Holdings’ internal control over financial reporting is effective based on those criteria.
     We have excluded from the assessment of our internal control over financial reporting, the internal controls of Horamar, as Horamar was acquired by the Company on January 1, 2008.

The total consolidated assets of Horamar as of December 31, 2008 were $396.2 million, which represented 17.6% of our total consolidated assets as of December 31, 2008. Revenue and net income of Horamar for the year ended December 31, 2008, were $97.3 million and $0.1 million, respectively, and represented 7.8% and 0.1%, respectively, of our total revenue and our total net income for the year ended December 31, 2008. For the year ending December 31, 2009, our evaluation of internal control over financial reporting will be appropriately expanded to cover the internal controls of Horamar in accordance with the applicable laws of the United States and SEC regulations.
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
D. Changes in internal control over financial reporting
     There have been no changes in internal controls over financial reporting (identified in connection with management’s evaluation of such internal controls over financial reporting) that occurred during the year covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, Navios Holdings’ internal controls over financial reporting.
Item 16A. Audit Committee financial expert
     Navios Holdings’ Audit Committee consists of three independent directors, Spyridon Magoulas, Rex Harrington and Allan Shaw. The Company’s Board of Directors has determined that Allan Shaw is an “audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Shaw is a United States — Certified Public Accountant and “independent” as determined in accordance with SEC rules.
Item 16B. Code of Ethics
     Navios Holdings has adopted a code of ethics, the Navios Code of Corporate Conduct and Ethics, applicable to officers, directors and employees of Navios Holdings that complies with applicable guidelines issued by the SEC. The Navios Code of Corporate Conduct and Ethics is available for review on Navios Holdings’ website at www.navios.com.
Item 16C. Principal Accountant Fees and Services
     Our principal accountants for fiscal years 2008 and 2007 were PricewaterhouseCoopers S.A.
     The following table presents fees for professional audit services by PricewaterhouseCoopers S.A. for the audit of our financial statements for the years ended December 31, 2008 and 2007, respectively, and fees billed for other services rendered during those periods.

	Year ended	Year ended
	December 31, 2008	December 31, 2007
Audit fees	$1,614	$1,619
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	$1,614	$1,619

     The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from the Company. The Audit Committee may delegate, to one or more of its designated members, the authority to grant such pre-approvals. The decisions of any member to whom such authority is delegated is be presented to the full Committee at each of its scheduled meetings.
     All audit services and other services provided by PricewaterhouseCoopers S.A., after the formation of our Audit Committee in October 2005 were pre-approved by the Audit Committee.
Item 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
     In February, 2008, as previously publicly announced, the Board of Directors approved a share repurchase program for up to $50.0 million of the Navios Holdings’ common stock. On October 20, 2008, Navios Holdings concluded this share repurchase program. As of October 20, 2008, 6,959,290 shares were repurchased under this program, for a total consideration of $50.0 million.
     In November 2008, as previously publicly announced, the Board of Directors approved a share repurchase program (the “November 2008 Program”) for up to $25.0 million of the Navios Holdings’ common stock. As at December 31, 2008, 575,580 shares were repurchased under the November 2008 Program, for a total consideration of $1.0 million.
     These share repurchase programs were adopted under Rule 10b5-1 under the Securities Exchange Act, as amended. The programs do not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of our credit facilities and indenture.
     Our purchases of equity securities for the year ended December 31, 2008 were as follows:

			Total number of
			shares purchased
			under the share
	Total number of	Average price	repurchase
Period	shares purchased	paid per share	programs
March 2008	362,900	$9.30	362,900
April 2008	181,300	$9.39	544,200
May 2008	—	$—	544,200
June 2008	429,340	$9.44	973,540
July 2008	1,404,200	$9.18	2,377,740
August 2008	907,550	$8.92	3,285,290
September 2008	1,500,000	$7.49	4,785,290
October 2008	2,174,000	$3.97	6,959,290
November 2008	441,981	$1.39	7,401,271
December 2008	133,599	$3.14	7,534,870
     As of December 31, 2008, the maximum approximate dollar value of shares that may yet be purchased under the November 2008 Program currently in effect is $24.0 million. As of March 31, 2009, Navios Holdings has repurchased 331,900 additional shares for a total consideration of approximately $0.7 million.

Item 16F. Changes in Registrant’s Certifying Accountant
     Not applicable.
Item 16G. Corporate Governance
     Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices.
PART III
Item 17. Financial Statements
     See Item 18.
Item 18. Financial Statements
     The financial information required by this Item is set forth on pages F-1 to F-68 and are filed as part of this annual report.
Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.2	Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.3	Specimen Warrant Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and International Shipping Enterprises, Inc., the legal predecessor of Navios Holdings (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).

2.5	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 6, 2008).

2.6	Certificate of Designations of Rights, Preferences and Privileges of Preferred Shares of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 6, 2008).

4.14	Facility Agreement among Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG, dated February 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on February 2, 2007).

4.15	Share Purchase Agreement among various Sellers, NAV Holdings Limited and Frederic Staelens, as representative of the Sellers, dated February 2, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on February 8, 2007).

4.16	Form of Supplemental Indenture among Navios Maritime Holdings Inc., NAV Holdings Limited, other Guarantors and Wells Fargo Bank, N.A. (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on March 7, 2007).

4.17	Second Supplemental Indenture, dated March 8, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on April 18, 2007).

4.18	Third Supplemental Indenture, dated May 2, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on June 15, 2007).

4.19	Fourth Supplemental Indenture dated August 9, 2007 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on November 26, 2007).

4.20	Fifth Supplemental Indenture dated August 9, 2007 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on November 26, 2007).

4.21	Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated November 15, 2007 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on November 26, 2007).

4.22	Release of Note Guarantee dated November 16, 2007 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on November 26, 2007).

4.23	Facility Agreement dated December 11, 2007, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $154.0 million (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on December 18, 2007).

4.24	Acquisition Agreement, dated as of December 31, 2007, by and among Navios South American Logistics Inc., Claudio Pablo Lopez, Carlos Augusto Lopez, Horacio Enrique Lopez and Horacio Alfredo Lopez, Navios Corporation and Jandick S.A. (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on January 9, 2008).

4.25	Second Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated December 24, 2007 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on March 13, 2008).

4.26	Sixth Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on March 13, 2008).

4.27	Seventh Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on March 13, 2008).

4.28	Eighth Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on March 13, 2008).

4.29	Ninth Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.5 of the Form 6-K filed on March 13, 2008).

4.30	Tenth Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.6 of the Form 6-K filed on March 13, 2008).

4.31	Eleventh Supplemental Indenture dated December 21, 2007 (Incorporated by reference to Exhibit 10.7 of the Form 6-K filed on March 13, 2008).

4.32	Twelfth Supplemental Indenture dated January 7, 2008 (Incorporated by reference to Exhibit 10.8 of the Form 6-K filed on March 13, 2008).

4.33	Thirteenth Supplemental Indenture, dated March 11, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on March 26, 2008).

4.34	Underwriting Agreement, dated May 23, 2007 by and among Navios Maritime Holdings Inc. and J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as the representatives of the several underwriters listed therein (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 31, 2007).

4.35	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007).

4.36	Fourteenth Supplemental Indenture, dated as of June 4, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on June 13, 2008).

4.37	Fifteenth Supplemental Indenture, dated as of June 4, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on June 13, 2008).

4.38	Financial Agreement, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, Societe Anonyme (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on June 13, 2008).

4.39	Facility Agreement, dated as of June 24, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $133.0 million (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed on July 14, 2008).

4.40	Sixteenth Supplemental Indenture, dated as of August 4, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on September 19, 2008).

4.41	Seventeenth Supplemental Indenture, dated as of August 4, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on September 19, 2008).

4.42	Eighteenth Supplemental Indenture, dated as of August 28, 2008 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on September 19, 2008).

4.43	Nineteenth Supplemental Indenture, dated as of September 18, 2008 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on September 19, 2008).

4.44	Twentieth Supplemental Indenture, dated as of September 18, 2008 (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on September 19, 2008).

4.45	Twenty — First Supplemental Indenture, dated as of November 10, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on ecember 10, 2008).

4.46	Facility Agreement, dated as of November 10, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $90.0 million (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on December 10, 2008).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc and its subsidiaries (the “Company”) at December 31, 2008 and December 31, 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2008 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2008 and 2007). We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.
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
As described in “Management’s annual report on internal control over financial reporting”, management has excluded Horamar from its assessment as of December 31, 2008 because it was acquired by the Company in a purchase business combination during 2008. We have also excluded Horamar from our audit of internal control over financial reporting. The total assets of Horamar (a consolidated subsidiary of the Company) as of December 31, 2008 were $396.2 million, which represented 17.6% of consolidated total assets. Revenue and net income of Horamar were $97.3 million and $0.1 million, respectively and represented 7.8% and 0.1%, respectively of consolidated revenue and consolidated net income for the year ended December 31, 2008.
/s/ PricewaterhouseCoopers S.A.
Athens, Greece
April 14, 2009

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except per share data)

		December 31,	December 31,
	Notes	2008	2007
ASSETS
Current assets
Cash and cash equivalents	4, 13	$133,624	$427,567
Restricted cash	2, 13	17,858	83,697
Accounts receivable, net	6	109,780	104,968
Short term derivative asset	13	214,156	184,038
Short term backlog asset	9	44	2,454
Due from affiliate companies	17	1,677	4,458
Prepaid expenses and other current assets	7	28,270	41,063

Total current assets		505,409	848,245

Deposit for vessels acquisitions	8	404,096	208,254
Vessels, port terminal and other fixed assets, net	8, 24	737,094	425,591
Long term derivative assets	13	36,697	90
Deferred financing costs, net		13,449	13,017
Deferred dry dock and special survey costs, net		4,873	3,153
Investments in leased assets		18,998	58,756
Investments in affiliates	10, 17	5,605	1,079
Investments in available for sale securities	10, 24	22,358	—
Other long term assets		9,535	—
Long term backlog asset	9	—	44
Customer relationships	9	33,716	—
Trade name	9	89,953	83,393
Port terminal operating rights	9	31,310	29,179
Favorable lease terms	9	192,899	229,393
Goodwill	3	147,632	70,810

Total non-current assets		1,748,215	1,122,759

Total assets		$2,253,624	$1,971,004

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$72,520	$106,665
Dividends payable	2	9,096	—
Accrued expenses	11	34,468	37,926
Deferred income	8	11,319	31,056
Short term derivative liability	13	128,952	256,961
Deferred tax liability	2, 22	—	3,663
Current portion of long term debt	12	15,177	14,220

Total current liabilities		271,532	450,491

Senior notes, net of discount	12	298,344	298,149
Long term debt, net of current portion	12	574,194	301,680
Unfavorable lease terms	9	76,684	96,217
Long term liabilities and deferred income	8, 14	47,827	638
Deferred tax liability	2, 22	26,573	53,807
Long term derivative liability	13	23,691	818

Total non-current liabilities		1,047,313	751,309

Total liabilities		1,318,845	1,201,800

Minority interest	23	128,959	—
Commitments and contingencies	15	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares.
None issued		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 100,488,784 and 106,412,429 as of December 31, 2008 and 2007, respectively		10	11
Additional paid-in capital		494,719	536,306
Accumulated other comprehensive loss		(22,578)	(19,939)
Retained earnings		333,669	252,826

Total stockholders’ equity		805,820	769,204

Total liabilities and stockholders’ equity		$2,253,624	$1,971,004

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars — except per share data)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2008	2007	2006
Revenue	20	$1,246,062	$758,420	$205,375
Gain on forward freight agreements	13	16,244	26,379	19,786
Time charter, voyage and logistic business expenses		(1,066,239)	(557,573)	(84,225)
Direct vessel expenses		(26,621)	(27,892)	(19,863)
General and administrative expenses		(40,001)	(23,058)	(15,057)
Depreciation and amortization	8,9	(57,062)	(31,900)	(37,129)
Provision for losses on accounts receivable	6	(2,668)	—	(6,242)
Interest income from investments in finance lease		2,185	3,507	—
Interest income		7,753	10,819	3,832
Interest expense and finance cost, net	12	(49,128)	(51,089)	(47,429)
Gain on sale of assets/partial sale of subsidiary	19	27,817	167,511	—
Other income		948	445	1,819
Other expense		(12,584)	(2,046)	(472)

Income before equity in net earnings of affiliated companies and joint venture		46,706	273,523	20,395
Equity in net earnings of affiliated companies and joint venture	10,17	17,431	1,929	674

Income before taxes and minority interest		$64,137	$275,452	$21,069
Income taxes	2,22	56,113	(4,451)	—

Income before minority interest		$120,250	$271,001	$21,069
Minority interest	23	(1,723)	—	—

Net income		$118,527	$271,001	$21,069

Less:
Incremental fair value of securities offered to induce warrants exercise		—	(4,195)	—

Income available to common shareholders		$118,527	$266,806	$21,069

Earnings per share, basic		$1.14	$2.87	$0.38

Weighted average number of shares, basic	21	104,343,083	92,820,943	54,894,402

Earnings per share, diluted		$1.10	$2.68	$0.38

Weighted average number of shares, diluted	21	107,344,748	99,429,533	55,529,688

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2008	2007	2006
OPERATING ACTIVITIES:
Net income		$118,527	$271,001	$21,069
Adjustments to reconcile net income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	8,9	57,062	31,900	37,129

Amortization and write-off of deferred financing cost		2,077	1,856	8,004
Amortization of deferred dry dock costs		1,933	1,687	1,382
Provision for losses on accounts receivable	6	2,668	—	6,024
Unrealized (gain)/loss on FFA derivatives	13	8,220	(12,232)	(12,484)
Unrealized loss on warrants	13	5,282	—	—
Unrealized (gain) on foreign exchange contracts		—	—	(56)
Unrealized (gain)/loss on interest rate swaps	13	1,874	1,279	(85)
Share based compensation	14	2,694	566	—
Gains on sale of assets/partial sale of subsidiary	19	(27,817)	(167,511)	—
Deferred taxes	2, 22	(56,113)	4,451	—

Earnings in affiliates and joint ventures, net of dividends received	10,17	(4,517)	(1,251)	(92)
Minority interest	23	1,723	—	—
Changes in operating assets and liabilities:
(Increase) decrease in restricted cash		65,839	(67,473)	(12,138)
(Increase) decrease in accounts receivable		2,473	(76,016)	(20,556)

(Increase) decrease in prepaid expenses and other current assets		16,704	(29,811)	(371)
(Increase) decrease in due from affiliates		2,781	(4,455)	—
Increase (decrease) in accounts payable		(42,154)	59,946	23,480
Increase (decrease) in accrued expenses		(10,584)	20,088	(527)
Increase (decrease) in deferred voyage revenue		(19,737)	26,398	(1,486)
Decrease in long term liability		13,627	(341)	(1,318)
Increase (decrease) in derivative accounts		(167,297)	70,419	10,937
Payments for dry dock and special survey costs		(3,653)	(2,426)	(2,480)

Net cash (used in)/provided by operating activities		(28,388)	128,075	56,432

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	3	(107,569)	(145,436)	—
Deposits in escrow in connection with acquisition of subsidiary	3	(2,500)	—	—
Proceeds from sale of assets	19	70,088	353,300	—
Receipts from finance lease		4,843	9,049	—
Deposits for vessel acquisitions	8	(197,853)	(188,254)	(2,055)
Acquisition of vessels	8	(118,814)	(44,510)	(108,117)
Purchase of property and equipment	8	(100,832)	(600)	(1,291)

Net cash used in investing activities		(452,637)	(16,451)	(111,463)

FINANCING ACTIVITIES:
Proceeds from long term loan	12	314,827	141,914	117,153
Proceeds from senior notes, net of discount	12	—	—	297,956

Repayment of long term debt and payment of principal	12	(52,563)	(135,945)	(340,453)
Debt issuance costs		(2,310)	(3,228)	(7,775)
Issuance of common stock	18	6,749	239,567	65,453
Dividends paid		(28,588)	(26,023)	(15,382)
Acquisition of treasury stock	18	(51,033)	—	—

Net cash provided by financing activities		187,082	216,285	116,952

Increase (decrease) in cash and cash equivalents		(293,943)	327,909	61,921

Cash and cash equivalents, beginning of year/ period		427,567	99,658	37,737

Cash and cash equivalents, end of year/period		$133,624	$427,567	$99,658

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$48,570	$46,423	$38,917
Cash paid for income taxes		$2,553	$—	$—
Non-cash investing and financing activities
•	See Notes 8 and 18 for issuance of shares in connection with the acquisition of vessels

•	See Note 2 for dividends declared but not paid.

•	See Note 12 for debt assumed in connection with acquisitions of business

•	See Note 3 for the shares released to the shareholders of Horamar.
See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Expressed in thousands of U.S. Dollars — except per share data)

					Accumulated
	Number of		Additional		Other	Total
	Common	Common	Paid-in	Retained	Comprehensive	Stockholders’
	Shares	Stock	Capital	Earnings	Income/(Loss)	Equity
Balance December 31, 2005	44,239,319	$4	$205,593	$2,161	$—	$207,758
Net income	—	—	—	21,069	—	21,069
Other comprehensive income/(loss):
- Change in fair value of financial instruments	—	—	—	—	(13,987)	(13,987)
- Reclassification to earnings	—	—	—	—	4,171	4,171

Total comprehensive income	—	—	—	—	—	11,253

Issuance of common stock in connection with the acquisition of vessels (Note 8)	1,161,535	—	5,134	—	—	5,134
Issuance of common stock (Note 18)	16,687,273	2	65,451	—	—	65,453
Dividends declared /paid	—	—	—	(15,382)	—	(15,382)

Balance December 31, 2006	62,088,127	6	276,178	7,848	(9,816)	274,216
Net income	—	—	—	271,001	—	271,001
Other comprehensive income/(loss):
- Change in fair value of financial instruments	—	—	—	—	(19,939)	(19,939)
- Reclassification to earnings	—	—	—	—	9,816	9,816

Total comprehensive income	—	—	—	—	—	260,878

Issuance of common stock in connection with the construction of two vessels (Note 8)	1,397,624	—	20,000	—	—	20,000
Issuance of common stock (Note 18)	42,779,414	5	239,562	—	—	239,567
Stock based compensation expenses (Note 14)	147,264	—	566	—	—	566
Dividends declared/paid	—	—	—	(26,023)	—	(26,023)

Balance December 31, 2007	106,412,429	11	536,306	252,826	(19,939)	769,204
Net income	—	—	—	118,527	—	118,527
Other comprehensive income/(loss):
- Unrealized holding losses on investments in available for sale securities (Note 24)	—	—	—	—	(22,578)	(22,578)
- Reclassification to earnings	—	—	—	—	19,939	19,939

Total comprehensive income						115,888
Issuance of common stock (Note 18)	1,351,368	—	6,756	—	—	6,756
Acquisition of treasury shares (Note 18)	(7,534,870)	(1)	(51,032)			(51,033)
Stock based compensation expenses (Note 14)	259,857	—	2,689	—	—	2,689
Dividends declared/ paid	—	—	—	(37,684)	—	(37,684)

Balance December 31, 2008	100,488,784	$10	$494,719	$333,669	$(22,578)	$805,820

See notes to consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS
     On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc.
     On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 were kept in escrow ($2,500 as of December 31, 2008) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of December 31, 2008) pending the EBITDA Adjustment.
     Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of liquid and dry bulk cargoes in South America.
     The cash contribution for the acquisition of Horamar was financed entirely by existing cash. See Note 3
     The Company also operates a port and transfer facility located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons in 2008 (2007 and 2006: 270,440 tons). During 2008, shipments totaled 2,468,200 tons (2006: 2,480,017 tons; 2006: 2,216,800 tons) of agricultural and other products.
     On July 1, 2008, the Company completed the initial public offering or an IPO, of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, the Company owns approximately 6,035,000 (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly-owned subsidiary of the Company but accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

(b)	Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Maritime Holdings Inc., a Marshall Islands corporation, and its majority owned subsidiaries (the “Company” or “Navios Holdings”). All significant inter-company balances and transactions have been eliminated in the consolidated statements.

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
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Corporacion Navios SA	Operating Company	100%	Uruguay	—	1/1 – 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	2/2 – 12/31
Kleimar N.V.	Operating company/Vessel Owning Company	100%	Belgium	1/1 – 12/31	2/2 – 12/31
Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1 – 12/31	9/13 – 12/31
Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1 – 12/31	2/2 – 12/31
Navios Maritime Acquisition Corporation	Sub-Holding company	100%	Marshall Is.	3/14 – 6/30	—

Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	10/15 – 12/31	—
Ginger Services Co.	Operating Company	100%	Marshall Is.	12/22 – 12/31	—

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	10/15 – 12/31	—
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Libra Shipping Enterprises Corporation	Navios Libra II	100%	Marshall Is.	—	1/1 – 11/15
Alegria Shipping Corporation	Navios Alegria	100%	Marshall Is.	—	1/1 – 11/15
Felicity Shipping Corporation	Navios Felicity	100%	Marshall Is.	—	1/1 – 11/15

Gemini Shipping Corporation	Navios Gemini S	100%	Marshall Is.	—	1/1 – 11/15
Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	100%	Marshall Is.	—	1/1 – 11/15
Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31

Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Aurora I	100%	Marshall Is.	1/21 – 6/30	—
Corsair Shipping Ltd.	Navios Ulysses	100%	Marshall Is	6/11 – 12/31	—
Rowboat Marine Inc.	Navios Vega	100%	Marshall Is	6/11 – 12/31	—
Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	1/1 – 12/31	2/26 – 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	6/19 – 12/31	—
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	3/6 – 12/31	—
Nostos Shipmanagement Corp. (i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	7/4 – 12/31
Portorosa Marine Corporation (i)	Navios Happiness	100%	Marshall Is.	1/1 – 12/31	7/4 – 12/31
Shikhar Ventures S.A (i)	Vessel Owning Company	100%	Liberia	1/1 – 12/31	12/12 – 12/31
Sizzling Ventures Inc.	Operating company	100%	Liberia	1/1 – 12/31	12/12 – 12/31

Rheia Associates Co.	Operating company	100%	Marshall Is.	1/1 – 12/31	12/12 – 12/31

Taharqa Spirit Corp.	Operating company	100%	Marshall Is.	1/1 – 12/31	12/12 – 12/31

Rumer Holding Ltd.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	12/10 – 12/31
Chilali Corp.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	12/10 – 12/31
Pharos Navigation S.A.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	12/11 – 12/31
Pueblo Holdings Ltd. (i)	Navios Lumen	100%	Marshall Is.	8/8 – 12/31	—
Surf Maritime Co. (i)	Navios Pollux	100%	Marshall Is.	8/8 – 12/31	—
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	7/29 – 12/31	—
Orbiter Shipping Corp.	Navios Orbiter	100%	Marshall Is.	1/1 – 12/31	9/13 – 12/31
White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	1/1 – 12/31	4/19 – 12/31

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	8/7 – 12/31
Navios South American Logistics Inc.	Sub-Holding Company	100%	Marshall Is.	—	12/17 – 12/31
Navios Maritime Partners L.P.	Sub-Holding Company	100%	Marshall Is.	—	8/7 – 11/15

Prosperity Shipping Corporation	Navios Prosperity	100%	Marshall Is.	—	10/8 – 11/15

Aldebaran Shipping Corporation	Navios Aldebaran	100%	Marshall Is.	—	10/8 – 11/15

Fantastiks Shipping Corporation	Navios Fantastiks	100%	Marshall Is.	—	10/23 – 11/15

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	65.48%	Marshal Is.	1/1 – 12/31	—
Corporacion Navios SA	Operating Company	65.48%	Uruguay	1/1 – 12/31	—
Nauticler SA	Sub-Holding Company	65.48%	Uruguay	1/1 – 12/31	—
Compania Naviera Horamar SA	Operating Company	65.48%	Argentina	1/1 – 12/31	—
Compania de Transporte Fluvial Int SA	Operating Company	65.48%	Uruguay	1/1 – 12/31	—
Ponte Rio SA	Operating Company	65.48%	Uruguay	1/1 – 12/31	—
Thalassa Energy SA	Barges Owning Company	40.93%	Argentina	1/1 – 12/31	—
HS Tankers Inc. (ii)	Vessel Owning Company	33.39%	Panama	1/1 – 12/31	—
HS Navegation Inc.	Estefania	33.39%	Panama	1/1 – 12/31	—
HS Shipping Ltd Inc.	Malva H	40.93%	Panama	1/1 – 12/31	—
HS South Inc. (ii)	Vessel Owning Company	40.93%	Panama	1/1 – 12/31	—
Mercopar Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	—
Nagusa Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	—
Hidrovia OSR Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	—
Petrovia Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	—
Mercopar S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—
Navegation Guarani S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services	65.48%	Paraguay	1/1 – 12/31	—
Petrovia S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—
Mercofluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—
Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	65.48%	Paraguay	1/1 – 12/31	—
Flota Mercante Paraguaya S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—
Compania de Transporte Fluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—
Hidrogas S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	—
Stability Oceanways S.A.	Shipping Company	65.48%	Panama	4/16 – 12/31	—

(i)	Each company has the rights over a shipbuilding contract of a Capesize vessel. (Note 8)

(ii)	Each company has the rights over shipbuilding contract of a tanker vessel.

Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2008	2007
Navios Maritime Partners L.P.	Sub-Holding Company	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Navios Maritime Operating L.L.C.	Operating Company	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Libra Shipping Enterprises Corporation	Navios Libra II	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Alegria Shipping Corporation	Navios Alegria	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Felicity Shipping Corporation	Navios Felicity	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Gemini Shipping Corporation	Navios Gemini S	37.1%	Marshal Is.	1/1 – 12/31	11/16 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Prosperity Shipping Corporation	Navios Prosperity	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	37.1%	Marshall Is.	1/1 – 12/31	11/16 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Aurora I	37.1%	Marshall Is.	7/1 – 12/31	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 – 12/31	1/1 – 12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	7/1 – 12/31	—
(c)	Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted cash: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels’ lenders. A portion of the amounts on deposit with NOS ASA and LCH are held as base and margin collaterals on active trades. As of December 31, 2008 and 2007, the restricted balance with NOS ASA was $1,586 and $36,068, respectively and with LCH was $9,993 and $41,404 respectively.

Also included in restricted cash as of December 31, 2008 and 2007 are amounts held as security in the form of letters of guarantee or letters of credit totaling $1,534 and $668, respectively. In addition at December 31, 2008 and 2007 restricted cash includes $4,745 and $5,557 held in retention accounts related to collateral for interest rate swaps and accrued interest and capital on loans.

(f)	Insurance claims: Insurance claims at each balance sheet date consist of claims submitted wand/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market as determined on the first in first out basis or market value.

(h)	Vessel, Port Terminal. Tanker Vessels, Barges, Push boats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combination would be recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions would be stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

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

Annual depreciation rates used, which approximate the useful life of the assets are:

Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	6 years
(i)	Fixed assets under construction: This represents amounts expended by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2008 amounted to $4,387 ($54 and $0 for the years ended December 31, 2007 and 2006). In September 2008, the Company began construction of a new silo at its port facility in Uruguay which is expected to be fully operational by the second quarter of 2009. As of December 31, 2008, the Company paid an amount of $4,770 for the construction of the new silo.

(j)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with SFAS No. 144, “Accounting for the Impairment or the Disposal of Long-Lived Assets”, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(k)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with FAS 144, Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and an impairment charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis. For the purposes of assessing impairment, long-lived assets are grouped at the lowest levels for which there are separately identifiable cash flows.

During the fourth quarter of fiscal 2008, management concluded that events occurred and circumstances had changes, which may indicate the existence of potential impairment of Navios Holdings’ long-lived assets. These indicators included a significant decline in Navios Holdings’ stock price, continued deterioration in the spot market, and the related, impact the current drybulk sector has on management’s expectation for future revenues. As a result, an interim impairment assessment of long-lived assets is performed. Unless these indicators improve, it is likely that an interim impairment analysis will be required to be performed in future quarters.

The interim testing was a review of the undiscounted projected net operating cash flows for each vessel compared to the carrying value. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: earnings, dry docking off-hire costs and operating expenses. Earnings assumptions were based on time charter rates and forward market rates for future periods where the vessels are not yet fixed. Operating expenses per day of $4,563 was used for each owned Panamax and Handymax vessels bearing an annual increase of 3% thereafter. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of December 31, 2008, as the undiscounted projected net operating cash flows exceeded the carrying value.

Although the management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, the management may be required to perform step two of the impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(l)	Deferred Dry-dock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled dry-docking and special surveys which are carried out every 30, 60, and 84 months for vessels and barges and push boats, respectively to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold.

This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey. For each of the years ended December 31, 2008, 2007 and 2006, the amortization was $1,933, $1,687, and $1,382, respectively. Accumulated amortization as of December 31, 2008 and 2007 was $3,028 and $1,003, respectively.

(m)	Asset Retirement Obligation: In accordance with SFAS No. 143, “Accounting for Asset Retirement Obligations” the Company recorded a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2008 and 2007, the asset balance was $20 and $22, respectively. At December 31, 2008 and 2007, the liability balance associated with the lease of port terminal was $37 and $35, respectively.

(n)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write offs for each of the years ended December 31, 2008, 2007 and 2006 was $2,077, $1,856 and $8,004, respectively.

(o)	Goodwill and Other Intangibles: As required by SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, SFAS 142 requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value based on a combination of discounted cash flow analysis and an industry market multiple.

If the fair value exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step in order to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that unit, as if the unit had been acquired in a business combination and the fair value of the unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to the implied fair value.

During the fourth quarter of fiscal year 2008, management concluded that events occurred and circumstances had changed, which may indicate the existence of potential impairment of Navios Holdings’ goodwill. These indicators included a significant decline in Navios Holdings’ stock price, continued deterioration in the spot market, and the related impact the current drybulk sector has on management’s expectation for future revenues. As a result, an interim impairment assessment of goodwill was performed. Unless these indicators improve, it is likely that an interim impairment analysis will be required to be performed in future quarters.

The interim testing was a review of the fair market value of the Company as compared to the carrying value of its assets using a discounted cash flow model. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included forward charter rates, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The Company’s assessment concluded that step 2 was not required and no impairment of goodwill existed in any of the periods presented as the fair value exceeded carrying value. Although the Company believes its underlying assumptions supporting this assessment are reasonable, if the Company’s actual revenue, direct vessel expenses, and general and administrative expenses, vary significantly from its forecasts, the Company may be required to perform a step two analysis in the future that could expose the Company to material impairment charges in the future.

The Company also considered as an indicator of fair market value its total market capitalization based on the trading price of its common stock as of December 31, 2008. However, given the extreme volatility in the stock market during the quarter ended December 31, 2008, as well as the impact that the credit crisis and the recession had on the stock market during that period, management concluded that it was appropriate to place more reliance on fair market value as calculated by the Company’s discounted cash flow model in evaluating goodwill impairment, rather than the total market capitalization.

No impairment loss was recognized for any of the periods presented.

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction in order to use that trade name. The asset is being amortized under the straight line method over 32 years. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years. Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, backlog assets and liabilities, would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms (*)	6.6
Unfavorable lease terms (**)	4.7
Port terminal operating rights	30.0
Customer relationships	20.0
Backlog asset — port terminal	3.6

(*)	The intangible asset associated with the favorable lease terms includes an amount of $57,187 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9). As of December 31, 2008 and 2007, $16,545 and $8,585 respectively, had been transferred to the acquisition cost of vessels.

(**)	The intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel. As of December 31, 2008 and 2007, no purchase options held by third parties have been exercised.

(p)	Foreign Currency Translation: The Company’s functional and reporting currency is the US Dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company’s subsidiaries in Uruguay, Argentina and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos and Guaranies whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are US dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income. The foreign currency exchange gains/(losses) recognized in the consolidated statement of income for each of the years ended December 31, 2008, 2007 and 2006, were $(11), $(104) and $219, respectively.

(q)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with SFAS No. 5, “Accounting for Contingencies”, as interpreted by the FASB Interpretation No. 14, “Reasonable Estimation of the Amount of a Loss”, if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 15, “Commitments and Contingencies” for further discussion.

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the clubs.

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2008, the balance for provision for loss making voyages in progress was $2,339 (2007: $12,395).

(r)	Segment Reporting: The Company accounts for its segments in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”. SFAS No. 131 requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Following the acquisition of Horamar and the formation of Navios Logistics, the Company has renamed its Port Terminal Segment to Logistics Segment, to include the activities of Horamar which provides similar products and services in the region that Navios’ existing port facility currently operates. Based on the Company’s methods of internal reporting and management structure, the Company has two reportable segments: Vessel Operations and Logistic Business.

(s)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from the following sources, (1) transportation of cargo, (2) time charter of vessels and, (3) port terminal operations.

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

Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into the silos for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Forward Freight Agreements (FFAs): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, quarterly the FFAs are “marked to market” to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. See Note 13.

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

(t)	Employee benefits:

Pension and retirement obligations-crew: The Company’s ship-owning subsidiary companies employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

Provision for employees’ severance and retirement compensation: The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $305 and $141 at December 31, 2008 and 2007, respectively.

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

Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded restricted stock to its employees, officers and directors and stock options to its executives and directors, based on service conditions only, which vest over two years and three years, respectively.

The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

(u)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

The Company also trades dry bulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

Pursuant to SFAS 133, the Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the years ended December 31, 2008, 2007 and 2006, $19,939 and $9,816 and $4,171 losses, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statement of cash flows.

(v)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and stock options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock (vested and unvested) is included in the calculation of the diluted earnings per shares, based on the weighted average number of restricted stock assumed to be outstanding during the period.

(w)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2007 is attributable to its subsidiary in Belgium, which was subject to the Belgium income tax regime. (Note 22).In June 2008, Navios Holdings’ Belgian subsidiary received a ruling from the Belgian tax authorities, confirming that provided it meets certain quantitative criteria, it would be eligible to be taxed under the tonnage tax system (rather than the corporate taxation up to 2007). The effect of the ruling was that the deferred taxes recognized in the balance sheet relating to Kleimar (amounting to $57,249) were reversed through the income statement in the second quarter of 2008.

The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2008 is attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.

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

The Company recognizes investment tax credits (“ITC”), which are generated by its Belgian subsidiary, using the flow-through method pursuant to APB 4, “Accounting for the “Investment Credit.” Where these credits are generated as a result of intercompany transfers of assets, the Company does not recognize an asset when these credits are generated (in accordance with par.9(e) of FAS 109, “Accounting for Income Taxes”). To the extent that the ITC generated as a result of an intercompany transaction reduces taxes payable in the buyer’s tax jurisdiction, the Company recognizes the benefit as deferred income, which is amortized to income over the remaining useful life of the transferred asset. As of December 31, 2008, the Company had $0 (2007: $78,045) of ITC available to offset future taxable income (corresponding to approximately $0 and $26,535, respectively, available to offset future taxes payable).

For intercompany transfers of assets, the Company does not recognize deferred tax assets for the difference between the tax basis of the assets in the buyer’s tax jurisdiction and their cost as reported in the consolidated financial statements. To the extent that the intercompany transfer generates taxes payable in the seller’s tax jurisdiction, cash taxes paid are recognized as a deferred charge and amortized to expense over the remaining useful life of the transferred asset. As of December 31, 2008 and 2007, the Company had $0 and $53,241, respectively, unrecognized deferred tax assets attributable to the difference between the tax basis of the assets in the buyer’s tax jurisdiction and their cost as reported in the consolidated financial statements.

(x)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. At December 31, 2008, the dividend declared relating to the third quarter of 2008 of approximately $9.1 million was payable on January 6, 2009, and thus it is recorded on the consolidated balance sheet as a current liability.

(y)	Guarantees: The Company accounts for guarantees in accordance with FASB Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. Under FIN 45 a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from FIN 45’s fair value recognition provision, financial statement disclosures of their terms are made.

(z)	Leases: Vessel leases where Navios Holdings is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(aa)	Accounting for the acquisition of Horamar: The Company accounted for the acquisition of Horamar Group (as described in Note 3) as a partial sale of CNSA to the minority shareholders of Navios Logistics, and a partial acquisition of Horamar. Accordingly, a gain was recognized by Navios for the portion of CNSA sold amounting to $2,702. Horamar’s assets and liabilities were revalued to 100% of their respective fair values, CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction. The contingent shares consideration will be accounted for when the contingency is resolved.

(ab)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(ac)	Trade Accounts receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ad)	Investment in available for sale securities: The Company classifies its existing marketable equity securities as available-for-sale in accordance with provisions of SFAS 115 “Accounting for Certain Investments in Debt and Equity Securities”. These securities are carried at fair market value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value..

As of December 31, 2008, the Company’s unrealized holding losses in available for sale securities were $22,578. Based on the Company’s OTTI analysis, management considers the decline in market valuation of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary. See Note 24.

(ae)	Financial Instruments and Fair Value: The Company adopted SFAS No. 157, “Fair Value Measurements” as of January 1, 2008. SFAS No. 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:
Basis of Fair Value Measurement
     Level 1 : Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
     Level 2 : Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
     Level 3 : Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to SFAS 157.

(af)	Recent Accounting Pronouncements:

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 (SFAS 157) “Fair Value Measurement.” SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP) and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including financial statements for an interim period within that fiscal year. The provisions of SFAS 157 should be applied prospectively as of the beginning of the fiscal year in which it is initially applied except for certain cases where it should be applied retrospectively. This statement was effective for the Company for the fiscal year beginning on January 1, 2008 and it did not have a material affect on its consolidated financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 (SFAS 159) “The Fair Value Option for Financial Assets and Financial Liabilities.” SFAS 159 permits the entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. This Statement is expected to expand the use of fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year on or before November 15, 2007, provided the entity also elects to apply the provisions of FASB Statement No. 157, “Fair Value Measurements.” This statement was effective for the Company for the fiscal year beginning on January 1, 2008 and it did not have a material affect on its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”), which replaces FASB Statement No. 141. FAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The Statement also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. FAS 141R will be effective for Navios Holdings for fiscal year beginning on January 1, 2009. Navios Holdings is currently evaluating the potential impact of the adoption of FAS 141R on the its consolidated financial statements.

In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statement—amendments of ARB No. 51 (“SFAS No. 160”). SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. This statement was effective as of January 1, 2009. The Company is currently evaluating the potential impact of the adoption of SFAS No. 160 on its consolidated financial statements.

In February 2008, the FASB issued the FASB Staff Position (“FSP No. 157-2”) which delays the effective date of SFAS 157, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this FSP, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in paragraph 6 of FASB Statement No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” This FSP defers the effective date of SFAS 157 to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this FSP. The application of SFAS 157 in future periods to those items covered by FSP 157-2 is not expected to have a material effect on the consolidated financial statements of the Company.

In March 2008, the Financial Accounting Standard Board issued Statement of Financial Accounting Standards No. 161 (SFAS 161) “Disclosures about Derivative Instruments and Hedging Activities — an amendment of FASB Statement No. 133”. SFAS 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on the Company’s consolidated financial statements.

In April 2008, FASB issued FASB Staff Position FSP 142-3 “Determination of the useful life of intangible assets”. This FASB Staff Position (FSP) amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets”. The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141 (revised 2007), “Business Combinations”, and other U.S. generally accepted accounting principles (GAAP). This FSP will be effective for Navios Holdings for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP 142-3 is not expected to have a material effect on the consolidated financial statements of the Company.

In May 2008, the Financial Accounting Standards Board issued FASB Statement No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. The new standard is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. Statement No. 162 is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 162 on the Company’s consolidated financial statements.

In June 2008, FASB issued FASB Staff Position FSP EITF 03-6-1 “Determining whether instruments granted in share-based payment transactions are participating securities”. This FASB Staff Position (FSP) addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in paragraphs 60 and 61 of FASB Statement No. 128, “Earnings per Share”. This FSP will be effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform with the provisions of this FSP. Early application is not permitted. The Company is currently evaluating the potential impact, if any, of the adoption of FSP EITF 03-6-1 on the Company’s consolidated financial statements.

In September 2008, Financial Accounting Standards Board issued FASB Staff Positions (FSP) FAS 133-1 and FIN 45-4 “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161”. This FSP amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This FSP also amends FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this FSP clarifies the Board’s intent about the effective date of FASB Statement No. 161, Disclosures about Derivative Instruments and Hedging Activities. This FSP applies to credit derivatives within the scope of Statement 133, hybrid instruments that have embedded credit derivatives, and guarantees within the scope of Interpretation 45. This FSP’s amendment to Statement 133 also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this FSP that amend Statement 133 and Interpretation 45 shall be effective for reporting periods (annual or interim) ending after November 15, 2008. This FSP encourages that the amendments to Statement 133 and Interpretation 45 be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this FSP requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of FSP 133-1 and FIN 45-4 is not expected to have a material effect on the Company’s consolidated financial statements.

In October 2008, the FASB issued the FASB Staff Position (“FSP No. 157-3”) which clarifies the application of FASB Statement No. 157, “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with Statement 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (FASB Statement No. 154 “Accounting changes and Error Corrections”, paragraph 19). The disclosure provisions of Statement No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP 157-3 did not have a material effect on the consolidated financial statements of the Company.

In November 2008, the FASB issued its final consensus on “Issue 08-8 — Accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary” This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This issue will be effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of Issue 08-8 is not expected to have a material effect on the consolidated financial statements of the Company.

In November 2008, the FASB issued the EITF Issue No. 08-6 “Equity Method Investment Accounting Considerations” (“EITF 08-6”) to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for noncontrolling interests culminating in the issuance of Statement 141(R) and Statement 160. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance of Statement 141(R) and Statement 160. EITF 08-6 is effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of Statement 141(R) and Statement 160. EITF 08-6 shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of EITF 08-6 is not expected to have a material effect on the consolidated financial statements of the Company.

In December 2008, the FASB issued the FASB Staff Position (“FSP FAS 140-4 and FIN 46(R)-8”) which amends FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, to require public entities to provide additional disclosures about transfers of financial assets. It also amends FASB Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, FSP FAS 140-4 and FIN 46(R)-8 requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (“nontransferor”) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. FSP FAS 140-4 and FIN 46(R)-8 is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. The adoption of FSP FAS 140-4 and FIN 46(R)-8 is not expected to have a material effect on the consolidated financial statements of the Company.

In January 2009, the FASB issued the FASB Staff Position “Amendments to the Impairment Guidance to EITF Issue No. 99-20” (“FSP EITF 99-20-1”) which amends the impairment guidance in EITF Issue No.99-20, “Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets,” to achieve more consistent determination of whether an other-than-temporary impairment has occurred. FSP EITF 99-20-1 also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in FASB Statement No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and other related guidance. FSP EITF 99-20-1 is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of FSP EITF 99-20-1 is not expected to have a material effect on the consolidated financial statements of the Company.
NOTE 3: ACQUISITION/REINCORPORATION
     Acquisition of Horamar Group
        On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly-owned subsidiary CNSA, in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 were kept in escrow ($2,500 as of December 31, 2008) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii)

the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of December 31, 2008) pending the EBITDA Adjustment.
     In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2,500 in cash and 503 shares were released to the shareholders of Horamar. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2009.
          Horamar is a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Navios Holdings expects this transaction to be accretive to its shareholders, both from a cash flow and from an earnings standpoint. Through the acquisition of Horamar, Navios Holdings formed Navios Logistics, an end-to-end logistics business through the combination of its existing port operations in Uruguay with the barge and upriver port businesses that specializes in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.
     The table below shows the Company’s determination of the cost of acquisition and how that cost was allocated to the fair value of assets and liabilities at the acquisition date, January 1, 2008.

Adjusted purchase price
Consideration to sellers (cash), excluding contingent consideration	$109,700
Fair value of 34.5% ownership in CNSA	26,901

Total consideration given for 65.5% acquired interest in Horamar	136,601
Proforma purchase price — 100%	208,552
Transaction costs	3,461

Total proforma purchase price — 100%	212,013
Fair value of assets and liabilities acquired
Vessel fleet	128,838
Petrosan port tangible assets	12,557
Customer relationships	35,490
Tradenames and trademarks	10,420
Favorable contracts	3,780
Favorable construction contracts	7,600
Petrosan port operating rights	3,060
Unfavorable contracts	(3,010)
Deferred taxes	(27,287)
Long term debt assumed	(11,665)
Minority interests in subsidiaries of Horamar	(31,050)
Other long term assets/liabilities	488
Net working capital, including cash retained of $5,592	5,970

Fair value of identifiable assets and liabilities of Horamar	135,191

Goodwill	$76,822

Following the release of the escrow in November 2008 as a result of Horamar achieving the interim EBITDA target, goodwill increased by $11,638, to reflect the changes in minority interests. As of December 31, 2008, excluding the remaining contingent consideration still in escrow, Navios Holdings currently holds 65.5% of Navios Logistics’ outstanding stock.
     Goodwill arising from the acquisition has all been allocated to the Company’s Logistics Business segment. None of the goodwill is deductible for tax purposes.
     The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized using the straight line method over the periods indicated below:

	Weighted
	Average	Year ended
	Amortization	December 31, 2008
Description	Period (Years)	Amortization
Customer relationships	20	$(1,775)
Tradenames and trademarks	10	$(1,042)
Favorable contracts	4	$(827)
Petrosan port operating rights	20	$(153)
Favorable construction contracts (*)	—	$—
Unfavorable contracts	2	$1,505

(*)	This amount is not amortized and when the vessel is delivered, will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. (Note 9)
The following is a summary of the acquired identifiable intangible assets as of December 31, 2008:

		Accumulated
Description	Gross Amount	Amortization	Net Amount
Customer relationships	$35,490	$(1,774)	$33,716
Tradenames and trademarks	$10,420	$(1,042)	$9,378
Favorable contracts	$3,780	$(827)	$2,953
Favorable construction contracts	$7,600	$—	$7,600
Petrosan port operating rights	$3,060	$(153)	$2,907
Unfavorable contracts	$(3,010)	$1,505	$(1,505)

Totals	$57,340	$(2,291)	$55,049

The following table presents the unaudited pro forma results as if the acquisition had occurred on January 1, 2007 (in thousands, except for amounts per share). As the acquisition was effective from January 1, 2008, no pro forma results for the year ended December 31, 2008 have been presented:

Year ended December 31,
2007
(unaudited)
Gross revenues	$807,602
Net income	$266,516
Basic earnings per share	$2.87
Diluted earnings per share	$2.68
     The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of the period presented. The basic and diluted earnings per share calculations assume that the shares outstanding at December 31, 2007, were outstanding throughout the period. See Note 22 for more information on earnings per share calculations.
     Acquisition of Kleimar N.V.
          On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (“Kleimar”) for a cash consideration of $165,600 (excluding direct acquisition costs), subject to customary indemnification provisions (related to disclosed legal proceedings, etc). At the time of the acquisition, Kleimar had outstanding debt of approximately $39,825.
          Kleimar is a Belgian maritime transportation company established in 1993. At the time of the acquisition, Kleimar had 11 employees and is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes. It also has an extensive Contract of Affreightment (“COA”) business, a large percentage of which involves transporting cargo to China.

          Kleimar, as of the date of the acquisition, controlled 11 (including two long-term charter-in vessels to be delivered) vessels, of which it has an ownership interest on three of them. The long-term chartered-in fleet consists of four Capesize vessels and two Panamaxes.
          Kleimar exercised its purchase option to acquire the Capesize vessel Navios Fantastiks (2005 built) in October 2007, for delivery during the second quarter of 2008. In April 2008, Navios Holdings delivered the vessel Navios Fantastiks to Navios Partners. Kleimar also has a purchase option on the Capesize vessel, Beaufiks (2004 built).
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
          The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Fair value as	Average
	at acquisition	Amortization
Description	date	Period (Years)
Favorable lease terms	$226,093	8.7
Favorable vessel purchase option (*)	$36,517	—
Unfavorable leases	$(120,109)	4.1
Unfavorable purchase options (**)	$(15,890)	—
Total	$126,611

(*)	This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. (Note 9)

(**)	The liability for purchase options held by third parties are not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss on sale of the related vessel.
          The following table presents the unaudited pro forma results as if the acquisition and related financing had occurred at the beginning of 2007 (in thousands, except for amounts per share):

Year ended
December 31,
2007
Gross revenues	$784,266
Net income	$265,853
Basic earnings per share	$2.86
Diluted earnings per share	$2.67
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
NOTE 4: CASH AND CASH EQUIVALENTS
          Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2008	2007
Cash on hand and at banks	$28,976	$26,279
Short-term investments (Note 5)	—	92,135
Short-term deposits and highly liquid funds	104,648	309,153

Total cash and cash equivalents	$133,624	$427,567

          Short term deposits and highly liquid funds are comprised of deposits with banks with original maturities of less than 90 days.
NOTE 5: SHORT TERM INVESTMENTS
          Short term investments relate to commercial papers with original maturities of less than 90 days. These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in “Cash and cash equivalents” in the accompanying consolidated balance sheet. During the year ended December 31, 2008 and 2007, such securities were used for general financing purposes.
          At December 31, 2008, all of the securities had been sold. The fair value of these debt securities was $92,135 at December 31, 2007. The unrealized holding gain on trading securities at December 31, 2008, was $0 ($39 at December 31, 2007) and included in other income in the consolidated statement of income.
NOTE 6: ACCOUNTS RECEIVABLE, NET
          Accounts receivable consist of the following:

	December 31,	December 31,
	2008	2007
Accounts receivable	$118,123	$110,643
Less: Provision for doubtful receivables	(8,343)	(5,675)

Accounts receivables, net	$109,780	$104,968

          Changes to the provisions for doubtful accounts are summarized as follows:

	Balance at	Charges to		Balance at
	Beginning of	Costs and	Amount	End of
Allowance for doubtful receivables	Period	expenses	Utilized	Period
Year ended December 31, 2006	(411)	(6,242)	218	(6,435)
Year ended December 31, 2007	(6,435)	—	760	(5,675)
Year ended December 31, 2008	(5,675)	(2,668)	—	(8,343)
          Concentrations of credit risk with respect to accounts receivables are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2008 and 2007 none of the customers accounted for more than 10% of the Company’s revenue and for the year ended December 31, 2006 two customers from the Vessel Operations segment accounted for 10.0% and 12.3% each of the Company’s revenue.
NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS
          Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2008	2007
Prepaid voyage costs	$7,466	$23,435
Claim receivables, net	6,515	412
Advances to agents	537	431
Inventories	10,344	12,647
Acquisition expenses	—	3,197
Prepaid taxes	1,947	—
Other	1,461	941

Total prepaid expenses and other current assets	$28,270	$41,063

          Claims receivable mainly represent claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts including off-hires. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.
NOTE 8: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2005	$342,271	$(3,188)	$339,083
Additions	160,243	(21,014)	139,229

Balance December 31, 2006	502,514	(24,202)	478,312
Additions	54,518	(24,444)	30,074
Disposals	(151,431)	14,473	(136,958)
Transfer from investment in joint venture	27,701	—	27,701

Balance December 31, 2007	433,302	(34,173)	399,129
Additions	133,932	(20,368)	113,564
Disposals	(28,647)	219	(28,428)

Balance December 31, 2008	$538,587	$(54,322)	$484,265

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2005	$26,994	$(295)	$26,699
Additions	104	(937)	(833)

Balance December 31, 2006	27,098	(1,232)	25,866
Additions	—	(917)	(917)

Balance December 31, 2007	27,098	(2,149)	24,949
Acquisition of subsidiary (Note 3)	12,557	—	12,557
Additions	4,770	(1,730)	3,040

Balance December 31, 2008	$44,425	$(3,879)	$40,546

		Accumulated	Net Book
Tanker vessels, barges and push boats	Cost	Depreciation	Value
Balance December 31, 2005	$—	$—	$—
Additions	—	—	—

Balance December 31, 2006	—	—	—
Additions	—	—	—

Balance December 31, 2007	—	—	—
Acquisition of subsidiary (Note 3)	126,732	—	126,732
Additions	93,941	(13,436)	80,505

Balance December 31, 2008	$220,673	$(13,436)	$207,237

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2005	$810	$(595)	$215
Additions	1,098	(199)	899

Balance December 31, 2006	1,908	(794)	1,114
Additions/acquisition of subsidiary	744	(345)	399

Balance December 31, 2007	2,652	(1,139)	1,513
Acquisition of subsidiary (Note 3)	2,106	—	2,106
Disposals	(258)	258	—
Additions	2,466	(1,039)	1,427

Balance December 31, 2008	$6,966	$(1,920)	$5,046

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2005	$370,075	$(4,078)	$365,997
Additions	161,445	(22,150)	139,295

Balance December 31, 2006	531,520	(26,228)	505,292
Additions/acquisition of subsidiary	55,262	(25,706)	29,556
Disposals	(151,431)	14,473	(136,958)
Transfer from investment in joint venture	27,701	—	27,701

Balance December 31, 2007	463,052	(37,461)	425,591
Acquisition of subsidiary (Note 3)	141,395	—	141,395
Additions	235,109	(36,573)	198,536
Disposals	(28,905)	477	(28,428)

Balance December 31, 2008	$810,651	$(73,557)	$737,094

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
          In July 2007, Navios Holdings entered into contracts for the acquisition of two Capesize vessels to be built in South Korea, of 180,000 tons deadweight capacity, and are scheduled for delivery in June 2009 and July 2009. Navios Holdings paid an amount of $50,087 (including interest earned of $2,087) as a deposit for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”. One of the vessels is contracted to be sold to Navios Partners.
          As of December 31, 2007, the Company deposited $2,055 and $3,415 in restricted accounts in connection with the acquisition of Navios Orbiter and Navios Fantastiks, respectively.
          As of December 31, 2008, Navios Holdings had executed all exercisable purchase options comprising of four Ultra Handymax, six Panamax and one Capesize vessels. Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Aurora I and Navios Fantastiks were delivered on November 30, 2005, December 30, 2005, February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007, February 7, 2008, April 24, 2008 and May 2, 2008, respectively. The rights to Navios Fantastiks were sold to Navios Partners, on November 15, 2007, while Navios Aurora I was sold to Navios Partners on July 1, 2008. The sale price of Navios Aurora I consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units has been classified as “Investments in available for sale securities” (see Note 2). The gain from the sale of Navios Aurora I was $51,508 of which $24,940 had been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represented profit to the extent of Navios Holdings’ 51.6% interest in Navios Partners had been deferred under “Long term liabilities and deferred income” and is being recognized to income as the vessel is amortized over its remaining useful life or until it’s sold. The portion to be amortized over the next year is classified under “Deferred income”. A portion of the deferred gain would also be recognized if Navios Holdings’ interest in Navios Partners decreases. As of December 31, 2008 the unamortized portion of the gain was $25,962, of which $1,212 is classified under “Deferred income”. The amortization of deferred income is included in “Equity in net earnings of affiliated companies and joint venture” in the statements of income.

     In December 2007, Navios Holdings entered into agreements for the acquisition of six Capesize vessels to be built in South Korea of approximately 172,000 tons deadweight capacity each. On November 4, 2008, Navios Holdings cancelled three of the above contracts for a total cancellation fee of $1,500 which was expensed. The shipyard installments paid for the construction of these vessels will be spread against the payments for the construction of the remaining three Capesize vessels under construction by the same shipyard. The total acquisition cost of the remaining Capesize vessels is approximately $338,900. An additional Capezise vessel will be built in Japan with deadweight capacity of 180,000 tons. Their delivery is scheduled during the fourth quarter of 2009. Navios Holdings has paid as of December 31, 2008, an amount of $232,840 in cash and $20,000 in shares (1,397,624 common shares at $14.31 per share based on the price on the acquisition date and disclosed under non-cash investing and financing activities in the statement of cash flows for the year ended December 31, 2007) as interim payment for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”.
     Since March 2008, Navios Logistics through its subsidiaries, entered into agreements for the acquisition of a fleet for transporting dry and wet cargo on the river in the Hidrovia region. This fleet consists of push boats, dry barges and wet barges. The fleet costs an aggregate of approximately $72,000.
     In June 2008 Navios Holdings entered into agreements to acquire two Ultra Handymax vessels for its wholly owned fleet. The first vessel, Navios Ulysses, is a 2007 built, 55,728 dwt, Ultra Handymax built in Japan and was delivered on October 10, 2008. The vessel’s purchase price was approximately $79,123. The second vessel, Navios Vega, is a 58,792 dwt, 2009 built Ultra Handymax built in Japan and was delivered on February 17, 2009 for an acquisition cost of approximately $73,500, of which $40,000 was paid in cash and the remaining was paid through the issuance of a 2% convertible bond with 3 years maturity. In December 31, 2008, Navios Holdings paid an amount of $14,700 as deposit for the purchase of Navios Vega and it is included in “Deposits for vessels acquisitions”.
     In June 2008, Obeliks was sold for a cash consideration of approximately $35,090. The gain from the sale of Obeliks recognized in the statement of income was $175.
     In August 2008, Navios Holdings entered into agreements to acquire two Capesize vessels for its wholly owned fleet. Total consideration for the vessels is $217,500. Navios Holdings paid an amount of $83,900 as deposit for the purchase of these vessels and it is included in “Deposits for vessels acquisitions”. Both vessels will be built in South Korea and are expected to be delivered during the second and third quarter of 2009.
     In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo is expected to be fully operational by the second quarter of 2009 in time for the new crop season and it will add an additional 80,000 metric tons of storage capacity. As of December 31, 2008, Navios Logistics paid an amount of $4,770 for the construction of the new silo.

NOTE 9: INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets as of December 31, 2008 and 2007 consist of the following:

				Fair value
				measurement
				due to
		Accumulated	Transfer to	acquisition of	Net Book Value
December 31, 2008	Acquisition Cost	Amortization	vessel cost	subsidiary	December 31, 2008
Trade name	$90,000	$(10,467)	$—	$10,420	$89,953
Port terminal operating rights	31,000	(2,750)	—	3,060	31,310
Customer relationships	—	(1,774)	—	35,490	33,716
Favorable construction contracts	—	—	—	7,600	7,600
Favorable lease terms	269,277	(73,900)	(13,858)	3,780	185,299

Total Intangible assets	390,277	(88,891)	(13,858)	60,350	347,878

Unfavorable lease terms	(127,513)	53,839	—	(3,010)	(76,684)
Backlog assets	14,830	(14,786)	—	—	44

Total	$277,594	$(49,838)	$(13,858)	$57,340	$271,238

			Disposals (*)/	Fair value measurement		Net Book Value
	Acquisition	Accumulated	Transfer to	due to acquisition of		December 31,
December 31, 2007	Cost	Amortization	vessel cost	subsidiary		2007
Trade name	$90,000	$(6,607)	$—	$—		$83,393
Port terminal operating rights	31,000	(1,821)	—	—		29,179
Favorable lease terms	76,671	(44,000)	(65,888)	262,610	***	229,393

Total Intangible assets	197,671	(52,428)	(65,888)	262,610		341,965

Unfavorable lease terms	—	32,877	6,905	(135,999)	**	(96,217)
Backlog assets	14,830	(12,332)	—	—		2,498
Backlog liabilities	(16,200)	16,200	—	—		—

Total	$196,301	$(15,683)	$(58,983)	$126,611		$248,246

(*)	Disposals relate to sale of assets to Navios Partners (Notes 10 and 20).

(**)	Includes $15,890 of unfavorable purchase options held by third-parties which are not amortized. If option is exercised by the third-party, the liability will be included in the calculation of gain/loss on sale of the related vessel. As of December 31, 2008 and 2007, no purchase options have been exercised.

(***)	Includes $36,517 of favorable purchase options which are not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. As of December 31, 2008 and 2007, $8,585 had been transferred to the acquisition cost of vessels.

	Amortization	Amortization	Amortization
	Expense	Expense	Expense
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Trade name	$(3,860)	$(2,808)	$(2,812)
Port terminal operating rights	(929)	(774)	(774)
Unfavorable lease terms	22,543	32,877	—
Customer relationships	(1,774)	—	—
Favorable lease terms	(34,015)	(36,025)	(11,893)
Backlog assets	(2,454)	(5,246)	(216)
Backlog liabilities	—	5,946	805

Total	$(20,489)	$(6,030)	$(14,890)

          The aggregate amortization of acquired intangibles for the next five years will be as follows:

	Within one					Five Year
Description	year	Year Two	Year Three	Year Four	Year Five	Aggregate
Trade name	$3,854	$3,854	$3,854	$3,862	$3,854	$19,278
Favorable lease terms	33,423	21,229	17,983	17,990	14,604	105,229
Unfavorable lease terms	(17,543)	(11,584)	(6,688)	(6,136)	(5,101)	(47,052)
Port terminal operating rights	927	927	927	930	927	4,638
Customer relationships	1,775	1,775	1,775	1,775	1,775	8,875
Backlog asset — port terminal	44	—	—	—	—	44

	$22,480	$16,201	$17,851	$18,421	$16,059	$91,012

NOTE 10: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
          In connection with the IPO of Navios Partners on November 16, 2007 Navios Holdings sold the interests of its five wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193,300, plus (b) $160,000 of the $165,000 borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
          On or prior to the closing of the IPO, Navios Holdings entered into the following agreements with Navios Partners: (a) a share purchase agreement pursuant to which Navios Holdings sold the capital stock of a subsidiary that will own the Capesize vessel Navios TBN I and related time charter, upon delivery of the vessel in June 2009; (b) a share purchase agreement pursuant to which Navios Partners has the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter scheduled for delivery in October 2009; (c) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc (the “Manager”) a wholly-owned subsidiary of Navios Holdings, provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

          On April 1, 2009, Navios Partners’ board of directors decided not to exercise the option to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II due to unfavorable conditions in the capital markets.
          Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece.
          As of December 31, 2008, the carrying amount of the investment in Navios Partners accounted for under the equity method was $4,629. As part of the consideration from the sale of Navios Aurora I to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners. The 3,131,415 common units represent 14.4% of the outstanding units of Navios Partners and are accounted for under investment in available for sale securities. As of December 31, 2008, the carrying amount of the investment in common units was $22,358.
          As of December 31, 2007, the carrying amount of the investment in Navios Partners was $32.
          Dividends received during the year ended December 31, 2008 and 2007 were $11,322 and $0, respectively.
Acropolis Chartering and Shipping Inc.
          Navios Holdings has a 50% interest in Acropolis Chartering & Shipping, Inc. (“Acropolis”), a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2008 and 2007, the carrying amount of the investment was $713 and $1,047, respectively. Dividends received for each of the years ended December 31, 2008, 2007 and 2006, were $1,928, $678, and $583, respectively.
Navios Maritime Acquisition Corporation
     On July 1, 2008, the Company completed the IPO of units in its subsidiary, Navios Acquisition, a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased Private Placement Warrants of Navios Acquisition for an aggregate purchase price of $7,600. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants”, together with the “Private Placement Warrants”, the “Navios Acquisition Warrants”). Currently, the Company owns approximately 6,035,000 (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly-owned subsidiary of the Company but accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
     As of December 31, 2008, the carrying amount of the investment in Navios Acquisition was $253 (2007: $0)
          Summarized financial information of the affiliated companies is presented below:

	December 31, 2008			December 31, 2007
	Navios	Navios		Navios
Balance Sheet	Partners	Acquisition (**)	Acropolis	Partners	Acropolis
Current assets	29,058	252,258	2,262	11,312	4,746
Non-current assets	293,849	—	39	193,742	42
Current liabilities	46,401	9,222	364	6,612	1,900
Non-current liabilities	199,659	—	—	171,656	—

		Year Ended
	December 31, 2008			Year Ended		Year Ended
		Navios		December 31, 2007		December 31, 2006
	Navios	Acquisition		Navios		Navios
Income Statement	Partners	(**)	Acropolis	Partners(*)	Acropolis	Partners (*)	Acropolis
Revenue	75,082	—	8,423	50,352	5,302	31,764	2,909
Net Income	28,758	1,155	4,558	19,508	2,789	6,624	1,927

(*)	The summarized financial information of Navios Partners for the years ended December 31, 2007 and 2006 include balances that were carved-out from Navios Holdings prior to the IPO on November 16, 2007.

(**)	Navios Acquisition was incorporated in July 2008, and therefore, no financial data for periods prior to 2008 exists.
NOTE 11: ACCRUED EXPENSES
     Accrued expenses consist of the following:

	December 31,	December 31,
	2008	2007
Payroll	$5,762	$1,617
Accrued interest	7,465	4,172
Accrued voyage expenses	10,401	8,208
Accrued running costs	2,072	1,576
Provision for losses on voyages in progress	2,339	12,395
Audit fees and related services	391	1,620
Finance fees	—	545
Relocation reserve	—	330
Accrued taxes	2,330	—
Professional fees	933	5,828
Other accrued expenses	2,775	1,635

Total accrued expenses	$34,468	$37,926

NOTE 12: BORROWINGS
     Borrowings consist of the following:

	December 31,	December 31,
	2008	2007
Loan Facility HSH Nordbank and Commerzbank A.G.	$250,956	$271,750
Revolver Facility HSH Nordbank and Commerzbank A.G.	80,667	—
Loan Facility Emporiki Bank	51,060	17,020

	December 31,	December 31,
	2008	2007
Loan DVB Bank	17,360	18,480
Loan Dexia Bank and Fortis Bank	—	8,650
Loan DNB NOR Bank	18,000	—
Loan Marfin Egnatia Bank	70,000	—
Revolving credit facility Marfin Egnatia Bank	90,000	—
Other long term loans	11,328	—
Senior notes	300,000	300,000

Total borrowing	889,371	615,900
Less unamortized discount	(1,656)	(1,851)
Less current portion	(15,177)	(14,220)

Total long term borrowings	$872,538	$599,829

          Senior notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. Part of the net proceeds from the issuance of these senior notes of approximately $290,000 were used to repay in full the remaining principal amounts under three tranches of approximately $241,100 and the remaining proceeds were applied pro-rata among the remaining tranches under the credit facility discussed above. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than the Uruguayan subsidiary. The Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount, (2) on or after December 15, 2010, at redemption prices as defined in the agreement and (c) at any time before December 15, 2009, up to 35% of the aggregate principal amount of the notes with the net proceeds of a public equity offering at 109.5% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
     Loan Facilities: In February 2007, Navios Holdings entered into a secured Loan Facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280,000 Term Loan Facility and a $120,000 reducing Revolver Facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. The term loan facility was repayable in 24 quarterly payments of $2,750, seven quarterly payments of $5,875 and a balloon payment of $172,875. After the amendment the term loan facility is repayable in 19 quarterly payments of $2,647, seven quarterly payments of $5,654 and a balloon payment of $166,382. The revolver credit facility is available for future acquisitions and general corporate and working capital purposes. As of December 31, 2008, the amount available under the revolver facility was $22,333 and the amount drawn was $80,667. The interest rate of the facility was LIBOR plus a spread ranging from 65 to 125 basis points as defined in the agreement.
     The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance (“SVM”) to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

          In March 2009, Navios Holdings amended its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, as follows: (a) to reduce the SVM ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment is effective until January 31, 2010. At December 31, 2008, Navios Holdings was in compliance with the financial covenants, including the SVM ratio, as required under its amended facility agreement. However, if Navios Holdings was required to use the original SVM ratio on December 31, 2008 to test compliance, it may not have been in compliance.
          In December 2007, Navios Holdings entered into a new facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers scheduled to be delivered in December 2009 and February 2010. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2008, the amount drawn was $51,060. The facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6,250 and 10 semi-annual installments of $4,500 with a final payment of $46,500 on the last payment date. The interest rate of the facility is LIBOR plus a margin of 80 basis points.
          The loan facility requires compliance with the covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
     On March 31, 2008 Nauticler S.A. entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 1.75%.
     In June 2008, Navios Holdings entered into a new facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2008, the amount drawn was $18,000. The facility is repayable upon delivery of the Capesize vessels in 16 semi-annual installments of $3,700 with a final payment of $73,800 on the last payment date. The interest rate of the facility is LIBOR plus a margin of 100 basis points as defined in the agreement.
        In December 2008, Navios Holdings entered into a $90,000 revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan is repayable in one installment in December 2010 and bears interest at LIBOR plus 2.75%.
          Loans Assumed: The as at December 31, 2008 outstanding credit facilities assumed upon acquisition of Kleimar and Horamar are described below.
          On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of December 31, 2008, $17,360 was outstanding under this facility.
     In connection with the acquisition of Horamar, the Company assumed a $9,500 loan facility that was entered into by HS Shipping LTD Inc. in 2006, in order to finance the building of a 8,900 DWT double hull tanker (MALVA H). The loan bears interest at LIBOR plus 5.5% during the construction period, which lasted until February 2008. After the vessel delivery the interest rate is LIBOR plus 1.5%. The loan will be repaid by installments that shall not be less than 90 per cent of the amount of the last hire payment due to be paid to HS Shipping Ltd Inc. The repayment date should not exceed the 31st of December 2011. The loan can be pre-paid before such date, with a 2 days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of December 31, 2008 HS Shipping Ltd Inc. is in compliance with all the covenants.
     In connection with the acquisition of Horamar, the Company assumed a $2,286 loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 1.5%. The loan will be repaid by 5 equal installments of $457 on November 2008, June 2009, January 2010, August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of December 31, 2008 Thalassa Energy S.A. is in compliance with all the covenants. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo).

          The maturity table below reflects the principal payments of all credit facilities outstanding as of December 31, 2008 for the next 5 years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior notes. The maturity table below includes in the amount shown for 2014 and thereafter future principal payments of the undrawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2009.

Year	Amount in thousands of USD
2009	15,177
2010	142,642
2011	104,046
2012	27,587
2013	27,235
2014 and thereafter	572,684

889,371

NOTE 13: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
     Warrants
          The Company accounts for the Navios Acquisition Warrants (see Note 1), which were obtained in connection with its investment Navios Acquisition under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 133 establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with SFAS 133, the Company records the Navios Acquisition Warrants in the consolidated balance sheets under “Long term derivative assets” at fair value, with changes in fair value recorded in “Other expense” in the consolidated statements of income.
     During the year ended December 31, 2008, the changes in net unrealized holding losses on warrants amounted to $5,282 ($0 for the year ended December 31, 2007).
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
          The principal terms of the interest rate swaps outstanding at December 31, 2008 and 2007 are as follows:

December 31, 2008
Royal
	HSH	Bank of	Fortis Bank	Dexia Bank	Dexia Bank	Alpha
Counterparty	Nordbank	Scotland	Belgium	Belgium	Belgium	Bank

Notional
	USD 79,345 declining 20,796 – 15,330 at resetting days until maturity date	USD 10,937 declining 437 at resetting dates until maturity date	USD 6,500 declining 131 at resetting dates until maturity date	USD 21,000 declining 280 at resetting dates until maturity date	USD 6,500 declining 131 at resetting dates until maturity date	USD 9,500 declining 250 at resetting dates until maturity date

Terms	3 months LIBOR for 5.52%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	3 months LIBOR for 3.95%	3 months LIBOR for 4.525%	3 months LIBOR for 3.95%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%

Resets	Quarterly	April and October	Quarterly	Quarterly	Quarterly	Quarterly

Inception	December 2007	April 2001	May 2004	August 2005	May 2004	July 2001

Maturity	September 2009	October 2010	April 2009	August 2010	April 2009	July 2010

December 31, 2007
Royal
	HSH	HSH	Bank of	Fortis Bank	Dexia Bank	Dexia Bank	Alpha
Counterparty	Nordbank	Nordbank	Scotland	Belgium	Belgium	Belgium	Bank

Notional
	USD 82,000 declining 18,500 at resetting dates until maturity date	USD 79,345 declining 20,796 - 15,330 at resetting days until maturity date	USD 10,937 declining 437 at resetting dates until maturity date	USD 6,500 declining 131 at resetting dates until maturity date	USD 21,000 declining 280 at resetting dates until maturity date	USD 6,500 declining 131 at resetting dates until maturity date	USD 9,500 declining 250 at resetting dates until maturity date

Terms	Floor 3 months LIBOR 4.45% Cap 3 months LIBOR 5%	3 months LIBOR for 5.52%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	3 months LIBOR for 3.95%	3 months LIBOR for 4.525%	3 months LIBOR for 3.95%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%

Resets	Quarterly	Quarterly	April and October	Quarterly	Quarterly	Quarterly	Quarterly

Inception	March 2007	December 2007	April 2001	May 2004	August 2005	May 2004	July 2001

Maturity	June 2008	September 2009	October 2010	April 2009	August 2010	April 2009	July 2010

          For the year ended December 31, 2008, 2007 and 2006, the realized gain/(loss) on interest rate swaps was $(2,351), $225 and $85, respectively. As of December 31, 2008 and 2007, the outstanding net liability was $2,907 and $2,364, respectively. The unrealized gain/(loss) as of December 31, 2008, 2007 and 2006, was $(1,874), $(1,279) and $85, respectively.
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
     Forward Freight Agreements (FFAs)
     The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.
     Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
     For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Forward Freight Agreements”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the years ended December 31, 2008, 2007 and 2006, $19,939 and $9,816 and $4,171 losses, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
     At December 31, 2008 and December 31, 2007, none of the “mark to market” positions of the open dry bulk FFA contract, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     The net gains (losses) from FFAs amounted to $16,244, $26,379 and $19,786, for the years ended December 31, 2008, 2007 and 2006, respectively.
          During each of the years ended December 31, 2008, 2007 and 2006, the changes in net unrealized (losses) gains on FFAs amounted to $(8,220), $12,232 and $12,484, respectively.
          The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	December 31,	December 31,
Forward Freight Agreements (FFAs)	2008	2007
Short term FFA derivative asset	$130,844	$265,627
Long term FFA derivative asset	34,379	90
Short term FFA derivative liability	(126,577)	(255,337)
Long term FFA derivative liability	(23,159)	(23)

Net fair value on FFA contracts	$15,487	$10,357

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$(15,470)	$(32,524)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$98,782	$(49,120)

     The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	December 31,	December 31,
Interest Rate Swaps	2008	2007
Short term interest rate swap asset	$—	$55
Long term interest rate swap asset	—	—
Short term interest rate swap liability	(2,375)	(1,624)
Long term interest rate swap liability	(532)	(795)

Net fair value of interest rate swap contract	$(2,907)	$(2,364)

Reconciliation of balances
     Total of balances related to derivatives and financial instruments:

	December 31,	December 31,
	2008	2007
FFAs	$15,487	$10,357

NOS FFAs portion of fair value transferred to NOS derivative account (*)	(15,470)	(32,524)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	98,782	(49,120)

Warrants	2,318
Interest rate swaps	(2,907)	(2,364)

Total	$98,210	$(73,651)

Balance Sheet Values

	December 31,	December 31,
	2008	2007
Total short term derivative asset	$214,156	$184,038
Total long term derivative asset	36,697	90
Total short term derivative liability	(128,952)	(256,961)
Total long term derivative liability	(23,691)	(818)

Total	$98,210	$(73,651)

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.

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
     Borrowings: The carrying amount of the floating rate loans approximates its fair value. Only the senior notes have a fixed rate and their fair value is indicated in the table below.
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
     The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2008		December 31, 2007
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	133,624	133,624	427,567	427,567
Restricted cash	17,858	17,858	83,697	83,697
Trade receivables	109,780	109,780	104,968	104,968
Accounts payable	(72,520)	(72,520)	(106,665)	(106,665)
Senior notes	(298,344)	(178,488)	(298,149)	(308,295)
Long term debt	(589,371)	(589,371)	(315,900)	(315,900)
Available for sale securities	22,358	22,358	—	—
Interest rate swaps	(2,907)	(2,907)	(2,364)	(2,364)
Warrants	2,318	2,318	—	—
Forward Freight Agreements, net	15,487	15,487	10,357	10,357
     The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by SFAS No. 157, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$165,223	$165,223	$—	$—
Navios Acquisition Warrants	2,318	—	2,318	—
Investments in available for sale securities	22,358	22,358	—	—

Total	$189,899	$187,581	$2,318	$—

	Fair Value Measurements as of December 31, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$149,736	$149,736	$—	$—
Interest rate swap contracts	2,907	—	2,907	—

Total	$152,643	$149,736	$2,907	$—

	Fair Value Measurements as of December 31, 2007
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$265,717	$265,717	$—	$—
Interest rate swap contracts	55	—	55	—

Total	$265,772	$265,717	$55	$—

	Fair Value Measurements as of December 31, 2007
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$255,360	$255,360	$—	$—
Interest rate swap contracts	2,419	—	2,419	—

Total	$257,779	$255,360	$2,419	$—

     The Company’s FFAs are valued based on published quoted market prices. Navios Acquisition Warrants are valued based on quoted market indices taking into consideration their restricted nature. Investments in available for sale securities are valued based on published quoted market prices. Interest rate swaps are valued using pricing models and the Company generally uses similar models to value similar instruments. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 2 of the fair value hierarchy.
NOTE 14: EMPLOYEE BENEFIT PLANS
Retirement Saving Plan
     The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the year ended December 31, 2008, 2007 and 2006, were approximately $101, $103 and $197, respectively, which included a discretionary contribution of $15, $16, and $98, respectively.
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
     The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FAS Statement No. 87 “Employer’s Accounting for Pension”.
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
Stock Plan
     On October 18, 2007 and on December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted stock and stock options in accordance with the approved Company’s stock plan for its employees, officers and directors. Stock-based awards granted to Navios Holdings’ employees, officers and directors are based on service conditions only and include restricted stock and stock options. Prior to this, the Company did not have a stock plan in place under which it granted stock-based compensation to its employees.
     Employees have been granted to a certain amount of shares which are restricted for a two year period. This restriction lapses in two equal tranches over the requisite service periods of one and two years from the grant date. Stock options have been granted to executives and directors only and vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for 7 years after its vesting date.
     The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:
-	Expected term: The “simplified method” was used which includes taking the average of the weighted average time to vesting and the contractual term of the option award. The option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s option award is 4.5 years.

-	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate (which equals the historical estimate is 61.30% and 38.47% for 2008 and 2007, respectively)

-	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

-	Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. The 4.5 yield-to-maturity rate as of the grant date is 1.23% and 4.123% for 2008 and 2007, respectively.
     The fair value of restricted stock grants excludes dividends to which holders of restricted stock are not entitled. The expected dividend assumption used in the valuation of restricted stock grant is $0.06 and $0.0666 per share for 2008 and 2007, respectively.
     The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2008 was $1.21 and $3.18, respectively.
     The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2007 was $5.35 and $16.75, respectively.
     The effect of compensation expense arising from the stock-based arrangements described above amounts to $2,694 and $566 as of December 31, 2008 and 2007, respectively and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

     The summary of stock-based awards is summarized as follows (in thousands except per share data):

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Shares	price	term	value
Options
Outstanding at January 1, 2007	—	$—	—	$—
Granted	288,000	16.75	—	—
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding as of December 31, 2007	288,000	16.75	8.8	1,542
Vested or expected to vest at December 31, 2007	—	—	—	—
Exercisable at December 31, 2007	—	—	—	—

Outstanding at January 1, 2008	288,000	—	—	1,542
Granted	571,266	3.18	—	691
Exercised	—	—	—	—
Forfeited or expired	—	—	—	—

Outstanding as of December 31, 2008	859,266	7.73	8.57	2,233
Vested or expected to vest at December 31, 2008	96,000
Exercisable at December 31, 2008	96,000

Restricted stock
Outstanding as of January 1, 2007	—	—	—	—
Granted	147,264	—	—	—
Vested	—	—	—	—
Forfeited or expired	—	—	—	—

Non Vested as of December 31, 2007	147,264	—	1.8	2,467
Vested or expected to vest at December 31, 2007	—	—	—	—
Exercisable at December 31, 2007	—	—	—	—

Outstanding as of January 1, 2008	147,264	—	—	2,467
Granted	314,016	—	—	1,255
Vested	(79,858)	—	—	(1,301)
Forfeited or expired	(1,083)	—	—	(18)

Non Vested as of December 31, 2008	380,339	—	1.7	2,403
     The estimated compensation cost relating to non-vested stock option and restricted stock awards not yet recognized was $1,704 and $1,670, respectively, as of December 31, 2008 and are expected to be recognized over the weighted average period of 2.2 and 1.7 years, respectively.
     The estimated compensation cost relating to non-vested stock option and restricted stock awards not yet recognized was $1,352 and $2,093, respectively, as of December 31, 2007 and are expected to be recognized over the weighted average period of 2.8 and 1.8 years, respectively.

NOTE 15: COMMITMENTS AND CONTINGENCIES:
     The Company as of December 31, 2008 was contingently liable for letters of guarantee and letters of credit amounting to $2,490 (2007: $1,738) issued by various banks in favor of various organizations of which $1,534 ($2007: $668) are collateralized by cash deposits, which are included as a component of restricted cash.
     The Company has issued guarantees, amounting to $0 at December 31, 2008 (2007: $3,500) to third parties where the Company irrevocably and unconditionally guarantees subsidiaries obligations under dry bulk shipping FFAs. The guarantees remain in effect for a period of six months following the last trade date.
     On November 30, 2006, the Company received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. The exposure to such counterparty was estimated to be approximately $7,658. While the recovery to be obtained in any liquidation proceeding can not be estimated, based on management’s expectations and assumptions the Company had provided for $5,361 in its 2006 financial statements and an additional $500 in its 2008 financial statements. No further information has developed since then which would change management’s expectations and assumptions either to increase or decrease the provision. As of December 31, 2008, an amount of $1,101 was recovered.
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
     Upon acquisition, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $6,632. The respective provision for such contingencies is included in “Other long term liabilities”. According to the acquisition agreement, if such cases are materialized against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long term assets”) against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.
     The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through April 2021.
NOTE 16: LEASES
Charters-in:
     As of December 31, 2008, the Company had 28 chartered-in vessels (8 Ultra Handymax, 11 Panamax and 9 Capesize vessels). The Company has options to purchase 12 of them.
     The future minimum commitments, net of commissions under charters in are as follows (in thousands):

Amount
2009	$107,560
2010	112,751
2011	91,970
2012	99,587
2013	92,643
2014 and thereafter	377,337

$881,848

     Charter hire expense for chartered-in vessels amounted to $897,062, $402,515 and $59,774, for the each of the years ended December 31, 2008, 2007 and 2006, respectively.
     In November 2008, Navios Holdings cancelled the agreements to charter-in the following vessels at no cost:

Vessel	Vessel Type	Delivery Date	Deadweight	Purchase Option(1)
			(in metric tons)
Navios TBN	Kamsarmax	08/2010	81,000	Yes
Navios TBN	Kamsarmax	09/2010	81,000	Yes
Navios TBN	Kamsarmax	11/2010	81,000	Yes
Navios TBN	Handysize	01/2011	35,000	Yes
Navios TBN	Kamsarmax	01/2011	81,000	Yes
Navios TBN	Kamsarmax	02/2011	81,000	Yes
Navios TBN	Kamsarmax	03/2011	81,000	Yes
Navios TBN	Handysize	05/2011	35,000	Yes
Navios TBN	Handysize	06/2011	35,000	Yes

(1)	The initial 50% purchase option on each vessel was held by Navios Holdings.
Charters-out:
     The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

Amount
2009	$243,417
2010	275,241
2011	236,503
2012	207,654
2013	163,801
2014 and thereafter	389,198

$1,515,814

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
Office space:
     The future minimum commitments under lease obligations for office space are as follows (in thousands):

Amount
2009	$1,604
2010	1,343
2011	1,288
2012	1,219
2013	1,201
2014 and thereafter	5,943

Total minimum lease payments (*)	$12,598

(*)	Minimum payments have not been reduced by minimum sublease rentals of a total amount of $289 due until the end of the sublease agreement, under a non cancelable sublease.

               Rent expense for office space amounted to $1,860, $1,213, and $1,038 for each of the years ended December 31, 2008, 2007 and 2006, respectively.
               On January 2, 2006 the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in May 2011. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. On October 31, 2007, the Company entered into a twelve-year lease agreement for additional space of its offices in Piraeus. See Notes 3 and 17 for further information on the office relocation and the new lease. Kleimar entered in a lease agreement for office facilities in Antwerp, Belgium, that expires in June 2009. Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire in various dates until 2013. The above table incorporates the lease commitment on all offices as disclosed above.
NOTE 17: TRANSACTIONS WITH RELATED PARTIES
               Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $650) and the lease agreements expire in 2017. The Company believes the terms and provisions of the lease agreements were the same as those that would have been agreed with a non-related third party. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
               On October 31, 2007 Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 420 (approximately $650) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
               Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of the years ended December 31, 2008, 2007 and 2006 were $1,746, $362 and $187, respectively. The Company owns fifty percent of the common stock of Acropolis. During the years ended December 31, 2008, 2007 and 2006, the Company received dividends of $1,928 and $678, and $583 respectively.
               Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the years ended December 31, 2008 and 2007 amounted to $9,275 and $920, respectively.
               General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2008 and 2007 amounted to $1,490 and $161, respectively.

               Balances due to related parties: Included in the trade accounts payable at December 31, 2008 and 2007 is an amount of $185 and $370, respectively, which is due to Acropolis Chartering and Shipping Inc.
               Balance due from affiliate: Due from affiliate as at December 31, 2008 amounts to $1,677 (2007: $4,458) which includes the current amounts of $1,541 due from Navios Partners (2007: $4,458). The balance mainly consists of management fees, administrative fees and other expenses. The balance of 2007 relates to the IPO expenses paid on behalf of Navios Partners amounting to $3,816, as well as management fees, administrative service fees and other expenses amounting to $642. (For details relating to Navios Partner’s IPO see Note 10.)
               Sale of Navios Aurora I: On July 1, 2008, Navios Aurora I was sold to Navios Partners. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Aurora I was $51,508 of which $24,940 was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long term liabilities and deferred income” and amortized over the remaining life of the vessel or until it’s sold. At December 31, 2008, the total unamortized portion of the gain was $25,692. (See Note 8).
               Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7,600 ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each Sponsor Warrant will entitle the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant. (See Note 1).
               On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $500 to Navios Acquisition which was repaid during 2008.
               Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the year ended December 31, 2008 amounted to $60 (2007: $0). As of December 31, 2008, the balance due from Navios Acquisition was $136.
NOTE 18: COMMON STOCK
          In order to raise capital for its expansion plans in South America, Navios Holdings induced certain warrant holders (Qualified Institutional Buyers and Institutional Accredited Investors “QIBAIs”) to early exercise their warrants by lowering the exercise price from $5.00 to $4.10 per share, provided that the warrants must be exercised immediately upon execution of the new warrant exercise agreement. This reduced exercise price transaction was only offered privately to QIBAIs which were among the top fifteen warrant holders and had no direct relationship with Navios Holdings, with the exception of Ms. Angeliki Frangou, Navios Holdings’ chairman and CEO, who exercised all of her 6,666,280 warrants in order to demonstrate her commitment to the transaction and proposed capital expansion program. Total warrants affected by this inducement program were 15,978,280 out of 65,550,000 outstanding warrants which were exercised on June 6, 2006, resulting in total proceeds of approximately $65,500 and issuance of 15,978,280 unregistered common shares. The reduction of the warrant exercise price from $5.00 to $4.10 per share did not have any accounting consequence since the fair value of the modified warrant was less than the fair value of the original warrant immediately prior to the modification.

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
          During the year ended December 31, 2007, the Company issued 9,628,887 shares of common stock, following various exercises of warrants. The proceeds from such warrants exercise amounted to $48,144.
     On January 2 and January 23, 2008 Navios Holdings issued 10,000 and 3,534, restricted shares of common stock respectively, to its employees. Until December 31, 2008, 1,083 restricted shares of common stock were forfeited upon termination of employment and 3,266 restricted shares were surrendered.
     On January 23, 2008, the Company issued 25,310 restricted stock units to its employees. At the time each underlying unit vests, the Company will issue common shares to these employees. The restricted stock units do not have any voting or dividend rights until issuance of the respective shares.
     During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock, following the exercise of warrants generating proceeds of $6,757. The remaining 6,451,337 non exercised warrants were expired and cancelled on December 9, 2008 in accordance with their terms.
     On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under our credit facilities and indenture. On October 20, 2008, Navios Holdings concluded its share repurchase program and 6,959,290 shares were repurchased under this program, for a total consideration of $50,000.

          In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of our credit facilities and indenture. As at December 31, 2008, 575,580 shares were repurchased under this program, for a total consideration of $1,033.
          On December 16, 2008, pursuant to the stock option plan approved by the Board of Directors Navios Holdings issued 250,672 restricted shares of common stock to its employees.
               Following the issuances and cancellations of the shares, described above, Navios Holdings has, as of December 31, 2008, 100,488,784 shares of common stock outstanding.
NOTE 19: DISPOSAL OF ASSETS
          The Company disposed the following assets in 2008:

Navios Aurora I
Cash consideration received	$35,000
Shares consideration received	44,936
Book value of vessel Aurora sold to Navios Partners	(28,428)
Total gain	51,508
Deferred gain (see Note 8)	(26,568)

Gain recognized on sale of Navios Aurora I		$24,940

Obeliks
Cash consideration received	35,090
Book value of vessel Obeliks sold	(34,915)

Gain recognized on sale of Obeliks		175

Partial sale of subsidiary
Sale price	78,000
Book value of CNSA contributed to Navios Logistics	(70,150)
Excess of fair value sale (including minority interests)	7,850

Gain on sale of partial subsidiary		2,702

Gain on sale of assets/partial sale of subsidiary		$27,817

          Following the IPO of Navios Partners in November 2007 (see Note 10), the following assets were disposed of in 2007:

Assets sold to Navios Partners
Cash proceeds on sale of assets to Navios Partners	$353,300
Net book value of assets sold	(185,789)

Gain on sale of assets	$167,511

          No assets were disposed of in 2006.

NOTE 20: SEGMENT INFORMATION
     The Company has two reportable segments from which it derives its revenues: Vessel Operations and Logistic Business. Starting in 2008 following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment to Logistics Business Segment, to include the activities of Horamar which provides similar products and services in the region that Navios’ existing port facility currently operates. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations	Logistics Business
	for the	for the	Total for the
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2008	2008
Revenue	$1,138,284	$107,778	$1,246,062
Gain on forward freight agreements	16,244	—	16,244
Interest income	7,252	501	7,753
Interest income from investments in finance leases	2,185	—	2,185
Interest expense and finance cost	(44,707)	(4,421)	(49,128)
Depreciation and amortization	(38,499)	(18,563)	(57,062)

Equity in net income of affiliated companies and joint ventures	17,431	—	17,431
Net income	115,100	3,427	118,527

Total assets	1,783,132	472,246	2,255,3787
Goodwill	56,239	91,393	147,632
Capital expenditures	318,287	99,212	417,499
Investment in affiliates	$5,605	$—	$5,605

		Port Terminal
	Vessel Operations	Operations
	for the	for the	Total for the
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2007	2007
Revenue	$748,731	$9,689	$758,420
Gain on forward freight agreements	26,379	—	26,379
Interest income	10,671	148	10,819
Interest income from investments in finance leases	3,507	—	3,507

		Port Terminal
	Vessel Operations	Operations
	for the	for the	Total for the
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2007	2007
Interest expense and finance cost	(51,089)	—	(51,089)
Depreciation and amortization	(30,033)	(1,867)	(31,900)

Equity in net income of affiliated companies and joint ventures	1,929	—	1,929
Net income	268,038	2,963	271,001

Total assets	1,894,296	76,708	1,971,004
Goodwill	56,239	14,571	70,810
Capital expenditures	253,364	—	253,364
Investment in affiliates	$1,079	$—	$1,079

		Port Terminal
	Vessel Operations	Operations for	Total for the
	for the Year Ended	the Year Ended	Year Ended
	December 31, 2006	December 31, 2006	December 31, 2006
Revenue	$196,646	$8,729	$205,375
Gain on forward freight agreements	19,786	—	19,786
Interest income	3,821	11	3,832
Interest expense and finance cost	(47,429)	—	(47,429)
Depreciation and amortization	(35,242)	(1,887)	(37,129)
Equity in net income of affiliated companies	674	—	674
Net income	18,236	2,833	21,069

Total assets	871,860	72,923	944,783
Goodwill	26,218	14,571	40,789
Capital expenditures (*)	161,341	104	161,445
Investment in affiliates	$749	$—	$749

(*)	Includes $5,100 non-cash consideration in the form of common stock issued in connection with the purchase of one vessel and $38,600 transferred from vessels favorable lease terms and backlogs in connection with the acquisition of five option vessels.
          The following table sets out operating revenue by geographic region for the Company’s reportable segments. Vessel Operation and Logistics Business revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
North America	$84,543	$92,474	$19,354
Europe	400,867	280,187	90,427
Asia	600,286	323,352	73,666
South America	107,778	9,689	8,729
Other	52,588	52,718	13,199

Total	$1,246,062	$758,420	$205,375

          The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $484,265 and $399,129 at December 31, 2008 and 2007, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics business amounted to $247,783 and $24,949 at December 31, 2008 and 2007, respectively.

NOTE 21: EARNINGS PER COMMON SHARE
          Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period. Net income for the year ended December 31, 2007 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the exercise of warrants discussed in Note 19. The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $4,195, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Fully diluted earnings per share assumes the 6,759,586, 15,426,857 and 56,444,569 weighted average number of warrants outstanding for each of the years ended December 31, 2008, 2007 and 2006, respectively were exercised at the warrant price of $5.00 generating proceeds of 33,797, $77,134 and $282,222 respectively and proceed was used to buy back shares of common stock at the average market price during the respective period. The remaining 6,451,337 warrants not exercised expired on December 9, 2008, at 05:00 p.m., New York City time.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2008	2007	2006
Numerator:
Net income	$118,527	$271,001	$21,069
Less:

Incremental fair value of securities offered to induce warrants exercise	—	(4,195)	—

Income available to common shareholders	$118,527	$266,806	$21,069

Denominator:

Denominator for basic earning per share — weighted average shares	104,343,083	92,820,943	54,894,402

Dilutive potential common shares — weighted average
Restricted stock and restricted units	178,691	29,613	—
Warrants outstanding — weighted average	6,759,586	15,426,857	56,444,569
Proceeds on exercises of warrants	$33,797,930	$77,134,285	$282,222,845
Number of shares to be repurchased	3,936,612	8,847,880	55,809,283

Dilutive effect of securities — warrants	3,001,665	6,608,590	635,286

Denominator for diluted earnings per share - adjusted weighted shares and assumed conversions	107,344,748	99,429,533	55,529,688

Basic earnings per share	$1.14	$2.87	$0.38

Diluted earnings per share	$1.10	$2.68	$0.38

          The denominator of diluted earnings per share excludes the weighted average stock options outstanding since the effect is anti-dilutive.
NOTE 22: INCOME TAXES
          Marshall Islands, Greece, Liberia, Panama and Malta, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Greece, Liberia and Panama the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.

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
          Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country, which grants an equivalent exemption from income taxes to U.S. corporations. All the company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, the management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.
          In Belgium profit from ocean shipping is taxable based on the tonnage of the sea-going vessels from which the profit is obtained (“tonnage tax”) or taxation is based on the regular income tax rate of 33.99% applying the special optional system of depreciations of new or second hand vessels. The Company qualifies for the second method of taxation. Following the acquisition by a Belgian taxpayer, sea-going vessels and shares in such new vessels receive tax allowances as follows:
•	for the financial year of putting into service: maximum depreciation 20% straight line;

•	for each of the two following financial years: maximum depreciation of 15% straight line;

•	then per financial year up to the complete writing off: maximum depreciation of 10% straight line.
          In 2007, the Company’s Belgian subsidiary, Kleimar, has applied for changing its method of taxation, to tonnage tax. The Company was granted the ruling of the local authorities, which, is effective for the fiscal year starting January 1, 2008.
          In 2008, Kleimar received the official decision from the Belgian tax authorities that assuming it met certain quantitative thresholds, it had been declared eligible for the tonnage tax regime (instead of an income tax regime) with an effective date January 1, 2008. Accordingly, all of Kleimar’s existing deferred tax balances that were affected by this decision, were released in 2008 with a corresponding impact reflected in the income statement amounting to $57,249.
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

          The difference between the Company’s income tax expense for the year ended December 31, 2007 and tax expense calculated at the statutory tax rate of 0% applicable to Marshall Islands, where the Company is domiciled, is due to taxable income of $13,091 earned by Kleimar which was taxed at a statutory rate of 33.99% when the Company was under the previous tax regime.
          The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2008 is attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.
          CNSA is located in a tax free zone and is not liable to income or other tax. Operations of all Uruguayan companies are not liable to income tax.
          Relating to the Argentinean companies, income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end the fiscal year, companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Minima Presunta” or Alternative Minimum Tax). This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Alternative Minimum Tax. However, if the Alternative Minimum Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Alternative Minimum Tax that may arise in the next ten fiscal years.
          Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 3% for the year ended December 31, 2008.
          Relating to the Paraguayan subsidiaries, there are two possible options to determine the income tax liability. In the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, In any other case, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.
          The Company’s deferred taxes as of December 31, 2008 and 2007, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar and Kleimar acquisition, respectively, as discussed further in Note 3.
          As at January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. Interpretation No. 48 requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. Interpretation No. 48 permits the Company to recognize the amount of tax benefit that has a greater that 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2006 and 2007. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. Relating to Argentinean and Paraguayan companies they have open tax years ranging from 2004 and onwards.
NOTE 23: MINORITY INTEREST
          Following the acquisition of Horamar in January 2008, Navios Holdings owns 65.5% (excluding 504 shares still kept in escrow at December 31, 2008, pending the achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. The table below reflects the movement in minority interest for the year ended December 31, 2008:

Minority interest December 31, 2007	$—
Acquisition of Horamar	96,186
Minority interest in subsidiaries of Horamar	31,050
Profit and loss for the period	1,723
Minority interest December 31, 2008	128,959
NOTE 24: INVESTMENT IN AVAILABLE FOR SALE SECURITIES
          As part of the consideration received from the sale of Navios Aurora I to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners (14.4% of the outstanding units of Navios Partners), which are accounted for under FAS 115 as “available-for-sale” securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred directly to the statement of income. The Company has no other types of available for sale securities.
          As of December 31, 2008 and 2007, the carrying amounts of the AFS Securities were $22,358 and $0, respectively and the unrealized holding losses related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $22,578 and $0, respectively for the years ended December 31, 2008 and 2007. No realized gains/losses were recognized in earnings and no AFS Securities were sold for any of the periods presented.
          Management evaluates securities for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value. At December 31, 2008, the market value of the AFS securities has declined by approximately 50% from the Company’s cost basis and such securities have been in a loss position since acquisition date in July 2008 (less than 6 months).
          In analyzing an investee’s financial condition, management considers industry analysts’ reports, financial performance of the investee, expected dividend yield, projected target prices of investment analysts and management’s ability and intent to hold the securities until recovery. Based on all of these, the relatively short length of time of the impairment of the AFS Securities, and management’s ability and intent to hold the securities until recovery, management considers the decline in market valuation to be temporary.
NOTE 25: OTHER FINANCIAL INFORMATION
          The Company’s 9 1/2% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics (“non- guarantor subsidiary”), Corporación Navios Sociedad Anonima for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the Indenture. Provided below are the condensed income statements and cash flow statements for the years ended December 31, 2008, 2007 and 2006 and balance sheets as of December 31, 2008 and 2007 of Navios Maritime Holdings Inc., the guarantor subsidiaries and the non-guarantor subsidiaries. All subsidiaries, except for the non-guarantor subsidiaries, are 100% owned. These condensed consolidating statements have been prepared in accordance with U.S. GAAP, except that all subsidiaries have been accounted for on an equity basis.

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2008 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	1,138,284	107,778	—	1,246,062
Gain on forward freight agreements	—	16,244	—	—	16,244

Time charter, voyage and logistic business expenses	—	(995,971)	(70,268)	—	(1,066,239)
Direct vessel expenses	—	(26,621)	—	—	(26,621)
General and administrative expenses	(8,851)	(20,151)	(10,999)	—	(40,001)
Depreciation and amortization	(2,818)	(35,682)	(18,562)	—	(57,062)
Provision for losses on accounts receivable		(2,668)	—	—	(2,668)
Interest income from finance leases	—	2,185	—	—	2,185
Interest income	4,073	3,178	502	—	7,753
Interest expenses and finance cost, net	(23,335)	(21,372)	(4,421)	—	(49,128)
Gain on sale of assets/partial sale of subsidiary	—	27,817	—	—	27,817
Other income	—	—	948	—	948
Other expense	(5,218)	(7,340)	(26)	—	(12,584)

Income before equity in net earnings of affiliated companies	(36,149)	77,903	4,952	—	46,706
Income from subsidiaries	139,455	—	—	(139,455)	—

Equity in net earnings of affiliated companies	15,221	2,210	—	—	17,431

Income before taxes and minority interest	118,527	80,113	4,952	(139,455)	64,137
Income taxes	—	57,094	(981)	—	56,113
Income before minority interest	118,527	137,207	3,971	(139,455)	120,250
Minority interest	—	(1,179)	(544)	—	(1,723)
Net Income	118,527	136,028	3,427	(139,455)	118,527

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2007 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	748,731	9,689	—	758,420
Gain on forward freight agreements	—	26,379	—	—	26,379

Time charter, voyage and port terminal expenses	—	(553,713)	(3,860)	—	(557,573)
Direct vessel expenses	—	(27,892)	—	—	(27,892)
General and administrative expenses	(3,101)	(19,450)	(507)	—	(23,058)
Depreciation and amortization	(2,808)	(27,225)	(1,867)	—	(31,900)
Interest income from finance leases	—	3,507	—	—	3,507
Interest income	6,556	4,115	148	—	10,819
Interest expenses and finance cost, net	(48,537)	(2,552)	—	—	(51,089)
Gain on sale of assets	—	167,511	—	—	167,511
Other income	40	401	4	—	445
Other expense	(99)	(1,303)	(644)	—	(2,046)

Income before equity in net earnings of affiliated companies and taxes	(47,949)	318,509	2,963	—	273,523
Income from subsidiaries	318,950	—	—	(318,950)	—

Equity in net earnings of affiliated companies	—	1,929	—	—	1,929
Income before taxes	271,001	320,438	2,963	(318,950)	275,452
Income tax	—	(4,451)	—	—	(4,451)
Net Income	271,001	315,987	2,963	(318,950)	271,001

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2006 (in 000s US$)	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	196,646	8,729	—	205,375
Gain on forward freight agreements	—	19,786	—	—	19,786

Time charter, voyage and port terminal expenses	—	(80,620)	(3,605)	—	(84,225)
Direct vessel expenses	—	(19,863)	—	—	(19,863)
General and administrative expenses	(1,866)	(12,699)	(492)	—	(15,057)
Depreciation and amortization	(2,812)	(32,430)	(1,887)	—	(37,129)
Provisions for losses on accounts receivable	—	(6,242)	—	—	(6,242)
Interest income	2,735	1,086	11	—	3,832
Interest expenses and finance cost, net	(47,429)	—	—	—	(47,429)
Other income	5	1,737	77	—	1,819
Other expense	(47)	(425)	—	—	(472)

Income before equity in net earnings of affiliated companies	(49,414)	66,976	2,833	—	20,395
Income from subsidiaries	70,483	—	—	(70,483)	—
Equity in net earnings of affiliated companies	—	674	—	—	674
Net Income	21,069	67,650	2,833	(70,483)	21,069

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at December 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	9,637	112,471	11,516	—	133,624
Restricted cash	—	16,808	1,050	—	17,858
Accounts receivable, net	—	95,916	13,864	—	109,780
Intercompany receivables	458,512	—	41	(458,553)	—
Short term derivative assets	—	214,156	—	—	214,156
Short term backlog asset	—	—	44	—	44
Due from affiliate companies	—	1,677	—	—	1,677
Prepaid expenses and other current assets	19	22,210	6,041	—	28,270
Total current assets	468,168	463,238	32,556	(458,553)	505,409

Deposit for vessel acquisitions	—	404,096	—	—	404,096

Vessels, port terminal and other fixed assets, net	—	486,857	250,237	—	737,094
Long term derivative asset	2,318	34,379	—	—	36,697
Investments in subsidiaries	923,348	185,810	—	(1,109,158)	—
Investment in available for sale securities	22,358	—	—	—	22,358
Investment in affiliates	3,830	1,775	—	—	5,605
Investment in leased assets	—	18,998	—	—	18,998
Deferred financing costs, net	12,219	810	420	—	13,449

Deferred dry dock and special survey costs, net	—	3,440	1,433	—	4,873
Other long term assets	—	—	9,535	—	9,535
Goodwill and other intangibles	106,433	182,346	206,731	—	495,510

Total non-current assets	1,070,506	1,318,511	468,356	(1,109,158)	1,748,215
Total assets	1,538,674	1,781,749	500,912	(1,567,711)	2,253,624

LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	—	62,355	10,165	—	72,520
Accrued expenses and other current liabilities	3,791	32,938	9,058	—	45,787
Dividend payable	9,096	—	—	—	9,096
Intercompany Payables	—	458,553	—	(458,553)	—
Short term derivative liability	—	128,952	—	—	128,952
Current portion of long term debt	10,920	1,120	3,137	—	15,177
Total current liabilities	23,807	683,918	22,360	(458,553)	271,532
Long term debt, net of current portion	709,047	85,300	78,191	—	872,538
Long term liabilities	—	25,646	22,181	—	47,827
Long term derivative liability	—	23,691	—	—	23,691
Unfavorable lease terms	—	75,179	1,505	—	76,684
Deferred tax	—	—	26,573	—	26,573
Total non-current liabilities	709,047	209,816	128,450	—	1,047,313
Total liabilities	732,854	893,734	150,810	(458,553)	1,318,845
Minority interest	—	—	128,959	—	128,959

Total stockholders’ equity	805,820	888,015	221,143	(1,109,158)	805,820

Total Liabilities and Stockholders’ Equity	1,538,674	1,781,749	500,912	(1,567,711)	2,253,624

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at December 31, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	211,183	209,034	7,350	—	427,567
Restricted cash	—	83,697	—	—	83,697
Accounts receivable, net	109	104,565	294	—	104,968
Intercompany receivables	227,680	—	—	(227,680)	—
Short term derivative assets	—	184,038	—	—	184,038
Short term backlog asset	—	2,279	175	—	2,454
Due from affiliate companies	—	4,458	—	—	4,458
Prepaid expenses and other current assets	3,210	37,728	125	—	41,063
Total current assets	442,182	625,799	7,944	(227,680)	848,245

Deposit on exercise of vessels purchase option	—	208,254	—	—	208,254

Vessels, port terminal and other fixed assets, net	—	400,621	24,970	—	425,591
Long term derivative asset	—	90	—	—	90
Investments in subsidiaries	783,893	—	—	(783,893)	—
Investment in associates and joint ventures	—	1,079	—	—	1,079
Investment in leased asset	—	58,756	—	—	58,756
Deferred financing cost, net	13,017	—	—	—	13,017

Deferred dry dock and special survey costs, net	—	3,153	—	—	3,153
Long term backlog asset	—	—	44	—	44
Goodwill and other intangibles	109,251	259,774	43,750	—	412,775
Total non-current assets	906,161	931,727	68,764	(783,893)	1,122,759
Total Assets	1,348,343	1,557,526	76,708	(1,011,573)	1,971,004
LIABILITIES AND STOCKHOLDERS EQUITY
Account payable	292	106,373	—	—	106,665
Accrued expenses and other current liabilities	8,948	59,434	600	—	68,982
Deferred tax liability	—	3,663	—		3,663
Intercompany Payables	—	221,756	5,924	(227,680)	—
Short term derivative liability	—	256,961	—	—	256,961
Current portion of long term debt	11,000	3,220	—	—	14,220
Total current liabilities	20,240	651,407	6,524	(227,680)	450,491
Long term debt, net of current portion	558,899	40,930	—	—	599,829
Long term liabilities	—	603	35	—	638
Long term derivative liability	—	818	—	—	818
Unfavorable lease terms	—	96,217	—	—	96,217
Deferred tax	—	53,807	—	—	53,807
Total non-current liabilities	558,899	192,375	35	—	751,309
Total liabilities	579,139	843,782	6,559	(227,680)	1,201,800
Total stockholders’ equity	769,204	713,744	70,149	(783,893)	769,204
Total Liabilities and Stockholders’ Equity	1,348,343	1,557,526	76,708	(1,011,573)	1,971,004

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	(277,609)	221,002	28,219	—	(28,388)
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(113,161)	5,592	—	(107,569)

Deposits in escrow in connection with acquisition of subsidiary	—	(2,500)	—		(2,500)
Receipts from finance lease	—	4,843	—	—	4,843
Proceeds from sale of assets		70,088			70,088
Acquisition of vessels		(118,814)	—	—	(118,814)
Deposits on vessel acquisitions	—	(197,853)	—	—	(197,853)
Purchase of property and equipment	—	(1,621)	(99,211)	—	(100,832)

Net cash used in investing activity	—	(359,018)	(93,619)	—	(452,637))
Cash flows from financing activities
Issuance of common stock	6,749	—	—	—	6,749
Proceeds from long term borrowing, net of finance fees	191,728	51,223	69,566	—	312,517
Principal payment on long term debt	(42,793)	(9,770)	—	—	(52,563)
Acquisition of treasury stock	(51,033)	—	—		(51,033)
Dividends paid	(28,588)	—	—	—	(28,588)

Net cash provided by financing activity	76,063	41,453	69,566	—	187,082
Net increase in cash and cash equivalents	(201,546)	(96,563)	4,166	—	(293,943)
Cash and cash equivalents, at beginning of period	211,183	209,034	7,350	—	427,567
Cash and cash equivalents, at end of period	9,637	112,471	11,516	—	133,624

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by operating activities	88,907	33,408	9,427	(3,667)	128,075
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(167,569)	22,133	—	—	(145,436)
Proceeds from sale of assets	—	353,300	—		353,300
Receipts from finance lease	—	9,049	—	—	9,049
Acquisition of vessels		(44,510)	—	—	(44,510)
Deposit on purchase of vessel	—	(188,254)	—	—	(188,254)
Acquisition of fixed assets	—	(600)	—	—	(600)

Net cash provided by/(used in) investing activity	(167,569)	151,118	—	—	(16,451)
Cash flows from financing activities
Issuance of common stock	239,567	—	—	—	239,567
Proceeds from long term borrowing, net of finance fees	122,075	16,611	—	—	138,686
Principal payment on long term debt	(123,250)	(12,695)	—	—	(135,945)
Dividends paid	(26,023)	—	(3,667)	3,667	(26,023)

Net cash provided by/(used in) financing activity	212,369	3,916	(3,667)	3,667	216,285
Net increase in cash and cash equivalents	133,707	188,442	5,760	—	327,909
Cash and cash equivalents, at beginning of period	77,476	20,592	1,590	—	99,658
Cash and cash equivalents, at end of period	211,183	209,034	7,350	—	427,567

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2006	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	(44,257)	99,493	1,196	—	56,432
Cash flows from investing activities
Acquisition of vessels	—	(108,117)	—	—	(108,117)
Acquisition of fixed assets	—	(1,165)	(126)	—	(1,291)
Deposit on exercise of vessel purchase option	—	(2,055)	—	—	(2,055)
Net cash used in investing activity	—	(111,337)	(126)	—	(111,463)
Cash flows from financing activities
Issuance of common stock	65,453	—	—	—	65,453
Deferred finance cost	(7,775)	—	—	—	(7,775)
Proceeds from long term borrowing	415,109	—	—	—	415,109
Principal payment on long term debt	(340,453)	—	—	—	(340,453)
Dividends paid	(15,382)	—	—	—	(15,382)
Net cash provided by financing activity	116,952	—	—	—	116,952

Net increase (decrease) in cash and cash equivalents	72,695	(11,844)	1,070	—	61,921
Cash and cash equivalents, at beginning of period	4,781	32,436	520	—	37,737
Cash and cash equivalents, at end of period	77,476	20,592	1,590	—	99,658

NOTE 26: SUBSEQUENT EVENTS
(a)	On February 12, 2009, Navios Holdings received an amount of $4,475 as a dividend distribution from its affiliate Navios Partners.

(b)	On February 13, 2009, the Board of Directors resolved that a dividend of $0.06 per common share will be paid on April 3, 2009 to shareholders on record as of March 16, 2009.

(c)	On February 16, 2009, Navios Holdings concluded a facility of up to $120,000 to finance the acquisition of two Capesize vessels to be delivered. The loan is repayable in 20 semi-annual installments and bears an interest rate of LIBOR plus 1.90%.

(d)	On February 17, 2009, Navios Holdings took delivery of Navios Vega, is a 58,792 dwt, 2009 built Ultra Handymax built in Japan for an acquisition cost of approximately $73,500. The purchase price was paid partially in cash ($40,000) and the remaining $33,500 through a 2% convertible bond exercisable at a price of $11.00 per share, exercisable until February 2012.

(e)	In February 2009, the Company issued 55,765 restricted shares to its Greek employees under the Company’s existing stock option plan. Stock-based awards to be granted to these employees, will be based on service conditions only and include restricted stocks only.

(f)	In March 2009, Navios Holdings amended its facility agreement with HSH Nordbank and Commerzbank A.G., effective as of November 15, 2008, as follows: (a) to reduce the SVM ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1.125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment is effective until January 31, 2010. At December 31, 2008, Navios Holdings was in compliance with the financial covenants, including the SVM ratio, as required under its amended facility agreement However, if Navios Holdings was required to use the original SVM ratio on December 31, 2008 to test compliance, it may not have been in compliance.

(g)	In March 2009, Navios Holdings concluded a loan facility of up to $110,000 to be used for general corporate purposes. The facility is repayable in one installment in February 2011 and bears interest at a rate of LIBOR plus 2.75%.

(h)	In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan was transferred under the same terms except for an increase in margin to 275 bps.

(i)	In accordance with the amended share purchase agreement for the acquisition of Horamar performed in March 2009, the final EBITDA target may be resolved until June 30, 2009.

SIGNATURE
     Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou

Name:	Angeliki Frangou
Title:	Chairman and Chief Executive Officer
Date: April 14, 2009