Form 20-F
period 2009-12-31
Navios Maritime Holdings Inc.
filed 2010-03-16
CIK 1333172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
100,874,199 as of December 31, 2009.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.      Yes      ☐      No      ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.      Yes      ☐      No      ☑
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).      Yes ☑         No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes      ☑      No      ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer,” in Rule 12b-2 of the Exchange Act. (Check one):

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
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
A. Selected Financial Data
          Navios Holdings’ historical successor information is derived from the audited consolidated financial statements of Navios Holdings for the years ended December 31, 2009, 2008, 2007, 2006 and for the period from August 26, 2005 to December 31, 2005. The Navios Holdings historical predecessor information is derived from the audited consolidated financial statements for the period from January 1, 2005 to August 25, 2005 not included in this document. Navios Holdings’ balance sheet data as of December 31, 2009, 2008, and 2007, and the historical information for the year ended December 31, 2006 and 2005 is derived from the audited financial statements which are not included in this document. The purchase of the net assets of Navios Holdings by International Shipping Enterprises Inc. (“ISE”), through the purchase of all of its outstanding shares of common stock, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005.
          The information is only a summary and should be read in conjunction with the historical consolidated financial statements and related notes contained herein.
          The historical successor and predecessor results included below and elsewhere in this document are not necessarily indicative of the future performance of Navios Holdings.

	Successor	Successor	Successor	Successor	Successor	Predecessor
	Year	Year	Year	Year	August 26,	January 1,
	Ended	Ended	Ended	Ended	2005 to	2005 to
	December 31,	December 31,	December 31,	December 31,	December 31,	August 25,
	2009	2008	2007	2006	2005	2005
	(Expressed in thousands of U.S. Dollars - except per share data)
Statement of Income Data
Revenue	$598,676	$1,246,062	$758,420	$205,375	$76,298	$158,630
Time charter, voyage and logistic business expenses	(353,838)	(1,066,239)	(557,573)	(84,225)	(39,119)	(91,806)
Direct vessel expenses	(31,454)	(26,621)	(27,892)	(19,863)	(3,137)	(5,650)
General and administrative expenses	(43,897)	(37,047)	(23,058)	(15,057)	(4,582)	(9,964)
Depreciation and amortization	(73,885)	(57,062)	(31,900)	(37,129)	(13,504)	(3,872)
Provision for losses on accounts receivable	(2,237)	(2,668)	—	(6,242)	(411)	—
Gain on sale of assets/partial sale of subsidiary	20,785	27,817	167,511	—	—	—
Interest income from investments in finance lease	1,330	2,185	3,507	—	—	—
Interest income	1,699	7,753	10,819	3,832	1,163	1,350
Interest expense and finance cost, net	(63,618)	(49,128)	(51,089)	(47,429)	(11,892)	(1,677)
Gain (loss) on derivatives	375	8,092	25,100	20,322	(1,980)	2,684
Other income	6,749	948	445	1,283	52	1,426
Other expense	(20,508)	(7,386)	(767)	(472)	(1,012)	(572)

Income before equity in net earnings of affiliated companies and joint venture	40,177	46,706	273,523	20,395	1,876	50,549

	Successor	Successor	Successor	Successor	Successor	Predecessor
	Year	Year	Year	Year	August 26,	January 1,
	Ended	Ended	Ended	Ended	2005 to	2005 to
	December 31,	December 31,	December 31,	December 31,	December 31,	August 25,
	2009	2008	2007	2006	2005	2005
	(Expressed in thousands of U.S. Dollars - except per share data)
Equity in net earnings of affiliated companies and joint venture	29,222	17,431	1,929	674	285	788

Income before taxes	$69,399	$64,137	$275,452	$21,069	$2,161	$51,337
Income taxes	1,565	56,113	(4,451)	—	—	—

Net income	$70,964	$120,250	$271,001	$21,069	$2,161	$51,337
Less: Net income attributable to the noncontrolling interest	(3,030)	(1,723)	—	—	—	—

Net income attributable to Navios Holdings common stockholders	$67,934	$118,527	$271,001	$21,069	$2,161	$51,337

Less:

Incremental fair value of securities offered to induce warrants exercise	—	—	(4,195)	—	—	—

Income available to common shareholders	$67,934	$118,527	$266,806	$21,069	$2,161	$51,337

Weighted average number of shares, basic	99,924,587	104,343,083	92,820,943	54,894,402	40,189,356	874,584
Basic earnings per share	$0.68	$1.14	$2.87	$0.38	$0.05	$58.70

Weighted average number of shares, diluted	105,194,659	107,344,748	99,429,533	55,529,688	45,238,554	874,584

Diluted earnings per share	$0.65	$1.10	$2.68	$0.38	$0.05	$58.70

Balance Sheet Data (at period end)
Current assets, including cash	$427,680	$505,409	$848,245	$195,869	$114,539
Total assets	2,935,182	2,253,624	1,971,004	944,783	789,383

Current liabilities, including current portion of long term debt	196,080	271,532	450,491	108,979	133,604

Total long term debt, including current portion	1,622,706	887,715	614,049	568,062	493,400

Stockholders’ equity	925,480	805,820	769,204	274,216	207,758

	Successor	Successor	Successor	Successor	Successor	Predecessor
	Year	Year	Year	Year	August 26,	January 1,
	Ended	Ended	Ended	Ended	2005 to	2005 to
	December 31,	December 31,	December 31,	December 31,	December 31,	August 25,
	2009	2008	2007	2006	2005	2005
	(Expressed in thousands of U.S. Dollars - except per share data)
Other Financial Data
Net cash provided by (used in) operating activities	$216,451	$(28,388)	$128,075	$56,432	$24,371	$71,945

Net cash used in investing activities	(802,538)	(452,637)	(16,451)	(111,463)	(119,447)	(4,264)

Net cash provided by (used in) financing activities	626,396	187,082	216,285	116,952	68,880	(50,506)
Book value per common share	9.17	8.02	7.23	4.42	4.70	5.67
Cash dividends per common share	0.27	0.38	0.24	0.25	—	—
Cash dividends per preferred share	52.35	—	—	—	—	—
Cash paid for common stock dividend declared	27,154	28,588	26,023	15,382	—	—
Cash paid for preferred stock dividend declared	429	—	—	—	—	—
Adjusted EBITDA (1)	$206,801	$165,478	$349,875	$103,177	$26,537	$55,696

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. EBITDA and Adjusted EBITDA do not represent and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation. EBITDA and Adjusted EBITDA is included in this document because it is a basis upon which the Company assesses its liquidity position and because it is used by certain investors to measure the Company’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation to Cash from Operations

	Successor	Successor	Successor	Successor	Successor	Predecessor
	Year	Year	Year	Year	August 26,	January 1,
	Ended	Ended	Ended	Ended	2005 to	2005 to
	December 31,	December 31,	December 31,	December 31,	December 31,	August 25,
	2009	2008	2007	2006	2005	2005
	(Expressed in thousands of U.S. Dollars - except per share data)
Net cash provided by (used in) operating activities	$216,451	$(28,388)	$128,075	$56,432	$24,371	$71,945
Net (decrease) increase in operating assets	(30,399)	(87,797)	177,755	33,065	5,864	(14,525)
Net (increase) decrease in operating liabilities	(56,498)	226,145	(176,510)	(31,086)	1,720	21,407
Payments for drydock and special survey costs	3,522	3,653	2,426	2,480	1,710	—
Net interest cost	55,237	39,298	38,414	35,593	9,476	(98)
Provision for losses on accounts receivable	(2,237)	(2,668)	—	(6,024)	(411)	880
Gain on sale of assets/partial sale of subsidiary	20,785	27,817	167,511	—	—	—

Unrealized gain (loss) on derivatives, warrants and interest rate swaps	9,311	(15,376)	10,953	12,625	(16,478)	(23,728)
Earnings in affiliates and joint ventures, net of dividends received	1,355	4,517	1,251	92	285	(185)
Unrealized losses on available for sale securities	(13,778)	—	—	—	—	—
Non-cash compensation received	6,082	—	—	—	—	—
Noncontrolling interest	(3,030)	(1,723)	—	—	—	—

Adjusted EBITDA	$206,801	$165,478	$349,875	$103,177	$26,537	$55,696

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

Risks Associated with the Shipping Industry and Our Operations
The cyclical nature of the international drybulk shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our results of operations and financial condition.
          The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 4, 2005 to December 31, 2009, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,537 and a high of $94,977. Additionally, during the period from January 1, 2009 to December 31, 2009, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $8,997 and a high of $93,197 and the Baltic Exchange Dry Index experienced a low of 772 points and a high of 4,661 points. Navios Holdings anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia, and in the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.
          The demand for vessels has generally been influenced by, among other factors:
•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures;

•	weather and crop yields;

•	armed conflicts, acts of piracy and terrorist activities;

•	political developments; and

•	embargoes and strikes.
     The supply of vessel capacity has generally been influenced by, among other factors:
•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries; and

•	vessel casualties.
The economic slowdown in the Asia Pacific region has markedly reduced demand for shipping services and has decreased shipping rates, which could adversely affect our results of operations and financial condition.
          Currently, China, Japan, other Pacific Asian economies and India are the main driving force behind the development in seaborne drybulk trades and the demand for drybulk carriers. Reduced demand from such economies has driven decreased rates and vessel values. A further negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Furthermore, the economic slowdown in the United States, the European Union, and other countries may deepen the economic slowdown in China, among others. While the introduction of a $586 billion economic stimulus package by the Chinese government was designed, in part, to increase consumer spending and reignite the steep growth China experienced before the recent downturn, it remains to be seen whether such a course of action by China will ultimately have the desired effect. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry-wide. As a result, our operating results would be further materially affected.

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
          The United States and other parts of the world are exhibiting deteriorating economic trends and are currently in a recession. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The Securities and Exchange Commission, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
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
          We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current adverse changes in market conditions and regulatory climate in the U.S. and worldwide may adversely affect our business or impair our ability to borrow amounts under our existing credit facility or any future financial arrangements. The current market conditions may last longer than we anticipate. These developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common stock to decline significantly.
When our charters contracts expire, we may not be able to successfully replace them.
          The process for concluding charters contracts and longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, medium and longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:
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
          As a result of these factors, when our charters contracts expire, we cannot assure you that we will be able to successfully replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time and the financial sector, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities as described above. However, if we are successful in employing our vessels under longer term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charter contracts, our results of operations and operating cash flow could be materially adversely affected.

We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.
          We periodically employ our some of vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including our profitability and cash flows, with the result that our ability to pay debt service and dividends could be impaired.
We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues.
          We charter-out our vessels to other parties, who pay us a daily rate of hire. We also enter into contracts of affreightment (“COAs”) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Additionally, we enter into FFAs, parts of which are traded over-the-counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a charterer defaults on a time charter, we would have to enter into charters at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates, our financial condition and results of operations could be materially adversely affected.
          We have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance).
Trading and complementary hedging activities in freight, tonnage and Forward Freight Agreements (FFAs) subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations.
          Due to drybulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and forward freight agreements, or FFAs. We are exposed to market risk in relation to our FFAs and could suffer substantial losses from these activities in the event that our expectations are incorrect. We trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.
          In our hedging and trading activities, we focus on short-term trading opportunities in which there are adequate liquidity in order to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and could in the future cause significant volatility in earnings.
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
          Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration that would impose more stringent requirements on air pollution and other ship emissions, including emissions of greenhouse gases and ballast water discharged from vessels. We are required by various governmental and quasi-governmental agencies to obtain certain permits, licenses and certificates with respect to our operations.
          The operation of vessels is also affected by the requirements set forth in the International Safety Management Code (“ISM”). The ISM Code requires ship owners and bareboat charterers to develop and maintain an extensive safety management system that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Non-compliance with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
          For all vessels, including those operated under our fleet, international liability for oil pollution is currently governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, adopted by the International Maritime Organization (“IMO”) in 2001. The Bunker Convention imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, referred to herein as the 1976 Convention). The Bunker Convention became effective on November 21, 2008, and by early 2010 it was in effect in 47 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
          Apart from the drybulk vessels in our fleet, our subsidiary Navios South American Logistics, Inc. (“Navios Logistics”), acquires and operates tankers, which in certain circumstances may be subject to national and international laws governing pollution from such vessels. When a tanker is carrying a cargo of “persistent oil’’ as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.
          When a tanker is carrying clean oil products which do not constitute “persistent oil’’ for the purposes of CLC, liability for any pollution damage will generally fall outside the Bunker Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Bunker Convention. The Bunker Convention applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.
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
          U.S. federal legislation, including notably the Oil Pollution Act of 1990, or the OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.
          Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention referred to herein as the 1996 LLMC Protocol. The 1996 LLMC Protocol provides for substantially higher the liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.
          In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under the International Convention for the Prevention of Pollution from Ships, or MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.
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
          Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security, or ISPS Code. Among the various requirements are:

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
          The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2008 and continuing through 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker which was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. In December 2009, the M/V Navios Apollon, a vessel owned by our affiliate, Navios Partners, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India. The Navios Apollon was released on February 27, 2010. As these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business and operations.
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
          The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and the United Nations Safety of Life at Sea Convention (“SOLAS”). Navios Holdings’ owned fleet is currently enrolled with Lloyd’s Register of Shipping, Nippon Kaiji Kiokai, Bureau Veritas and American Bureau of Shipping.
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
Rising crew costs may adversely affect our profits.
          Crew costs are a significant expense for us under our charters. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period time and spot charters. Increases in crew costs may adversely affect our profitability.
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
          The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 4.4 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter out vessels due to their age, our earnings could be materially adversely affected.
As we expand our business, we may have difficulty managing our growth, which could increase expenses.
          We have significantly grown our fleet and business since August 2005. We intend to continue to grow our fleet, either through purchases of additional vessels, through chartered-in vessels or through business acquisitions. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management and staff, and may require us to increase the number of our personnel. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying and consummating acquisitions or joint ventures;

•	integrating any acquired business successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing.
Unrealized losses of “available for sale” securities may negatively affect our results of operations in the future.
          As part of the consideration received from the sale of the Navios Hope to Navios Maritime Partners L.P. (“Navios Partners”) in July 2008, the Company received 3,131,415 common units of Navios Partners (14.4% of the then outstanding units of Navios Partners), which are accounted for under guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income. The Company has no other types of available for sale securities.
          As of December 31, 2009 and 2008, the carrying amounts of the AFS Securities were $46.3 million and $22.4 million, respectively, and the unrealized holding gains/(losses) related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $15.2 million and $(22.6 million), for the years ended December 31, 2009 and 2008. On June 30, 2009, respectively, the Company recognized in earnings realized losses amounting to $13.8 million following the common unit’s market value being less than their acquisition price for a consecutive period of 12 months. Therefore, this decline was considered as other-than-temporary impairment (“OTTI”). Management evaluates securities for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
          As of December 31, 2009, market valuation of these securities has increased. If the fair value of these AFS Securities declines below their June 30, 2009 value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.
Any drought or significant decline in production of soybeans or other agricultural products in the Hidrovia region, including any possible effects of climate change, or any significant change affecting the navigability of certain rivers in the region, would have an adverse effect on our Navios Logistics business.

          A significant portion of our Navios Logistics business is derived from transportation of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, including any possible effects of climate change, could result in a decline in production of these products which would likely result in a reduction in demand for our services. This would, in turn, negatively impact our results of operations and financial condition. Further, most of the operations in our Navios Logistics business occur on the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short term, reduce or limit our ability to effectively transport cargo on the rivers.
          A prolonged drought or other turn of events that is perceived by the market to have an impact on the region, including any possible effects of climate change, the navigability of the Parana or Paraguay Rivers or our Navios Logistics business in general may, in the short term, result in a reduction in the market value of the barges and push boats that we operate in the region. These barges and push boats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably our barges and push boats in the Hidrovia region and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.
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
The operation of our ocean-going vessels and Navios Logistics’ fleet entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and could damage our business reputation, which may in turn lead to loss of business.
     The operation of our ocean-going vessels and Navios Logistics’ fleet entails certain inherent risks that may adversely affect our business and reputation, including:
•	damage or destruction of a vessel due to marine disaster such as a collision;

•	the loss of a vessel due to piracy or terrorism;

•	cargo and property losses or damage as a result of the foregoing or less drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, acts of piracy, terrorism, political action in various countries, labor strikes or adverse weather conditions.
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
          Ms. Angeliki Frangou owns approximately 23% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase $20 million of our common stock (as of December 31, 2009, she has purchased approximately $10 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock does not remain actively involved in the business or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.
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
          We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2009, approximately 6.9% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. For example, for the year ended December 31, 2009, the value of the U.S. dollar decreased by approximately 2.7% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
          We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.
Risks Relating to Our Debt
We have substantial debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under the notes.
          As of December 31, 2009, we had $1,622.7 million in aggregate principal amount of debt outstanding of which $1,271.9 was secured. We also have up to $101.0 million available to us to be used for general corporate purposes under our existing and new credit facilities. We may increase the amount of our indebtedness in the future which would further exacerbate the risks listed below.

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
          We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 9.5% senior notes due 2014, or the “senior notes” and the terms of the new indenture governing our 8.875% first priority ship mortgage notes due 2017, or the “ship mortgage notes”, do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations, including the repayment of the senior notes.
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
          The indenture governing the senior notes, the ship mortgage notes and our secured credit facilities contain certain change of control provisions. If we experience specified changes of control under the senior notes, we will be required to make an offer to repurchase all of our outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our secured credit facilities. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our secured credit facilities and the senior notes, including but not limited to repaying all indebtedness outstanding under our secured credit facilities or repurchasing the senior notes.
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
If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.
          LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.
          Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.
The market values of our vessels, which have declined from historically high levels, may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in the foreclosure of our mortgaged vessels.
     Factors that influence vessel values include:
•	number of newbuilding deliveries;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	general economic and market conditions affecting the shipping industry.
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
Item 4. Information on the Company
A. History and Development of the Company
          The legal and commercial name of the Company is Navios Maritime Holdings Inc. The Company’s office and principal place of business is located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. The Company is a corporation incorporated under the BCA and the laws of the Republic of the Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as the Company’s agent for service of process, and the Company’s registered address and telephone number, as well as address and telephone number of its agent for service of process, is Trust Company Complex, Ajeltake Island P.O. Box 1405, Majuro, Marshall Islands MH96960.
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Holdings, and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business, and the operations of Navios Holdings became those of a publicly-traded company. The Company publicly files its reports with the Securities and Exchange Commission under the rules of Foreign Private Issuers.
          On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (“Kleimar”) for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. The purchase of Kleimar was financed by existing cash and the use of $120.0 million revolving credit facility with HSH Nordbank AG and Commerzbank AG. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize and Panamax vessels used in the transportation of dry cargoes and has an extensive COA business.
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
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
          In connection with the initial public offering, or an IPO, of Navios Partners, on November 16, 2007, Navios Holdings sold the interests of five of its wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of three of its wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for: (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus; (b) $160.0 million of the $165.0 million borrowings under Navios Partners’ revolving credit facility; (c) 7,621,843 subordinated units issued to Navios Holdings; and (d) 2% general partner interest and all incentive distribution rights in Navios Partners to the General Partner.
     On or prior to the closing of the IPO, Navios Holdings entered into the following agreements with Navios Partners: (a) a share purchase agreement pursuant to which Navios Holdings sold the capital stock of a subsidiary that would own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel, which occurred in June 2009; (b) a share purchase agreement pursuant to which Navios Partners had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions, (c) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc. (the “Manager”), a wholly-owned subsidiary of Navios Holdings, provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

               On July 1, 2008, Navios Holdings sold the Navios Hope, a 75,397 dwt Panamax vessel built in 2005, to Navios Partners in exchange for $79.9 million, consisting of $35.0 million cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The number of the common units issued was calculated using the $14.3705 volume weighted average trading price for the 10 business days immediately prior to the closing date. Following Navios Partners’ public equity offering of (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; (c) 4,000,000 common units in November 2009; and (d) 3,500,000 common units (plus 525,000 overallotment units) in February 2010, Navios Holdings currently owns 33.2% equity interest in Navios Partners, which includes a 2% general partner interest.
          Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by the Manager from its offices in Piraeus, Greece.
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112.2 million in cash and ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112.2 million in cash, of which $5.0 million was kept in escrow ($2.5 million as of December 31, 2009) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares still kept as of December 31, 2009) pending the EBITDA Adjustment.
          In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target, at which time $2.5 million in cash and 503 shares were released to the shareholders of Horamar. Following this release, Navios Holdings owns 65.5% (excluding 504 shares still kept in escrow at December 31, 2009, pending achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2010.
          Horamar was a privately held Argentina-based group that specializes in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America.
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
          To the knowledge of the management of the Company, there have been no indications of any public takeover offers by third parties in respect of its shares or by the Company in respect of other companies’ shares during the fiscal years, 2008, 2009 and thus far in 2010.
          For information concerning the Company’s capital expenditures and methods of financing, see “Operating and Financial Review and Prospects.”
B. Business overview
Introduction
          Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had an in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding Navios Logistics), the average age of which is approximately 4.4 years, consists of a total of 60 vessels, aggregating approximately 6.6 million dwt. Navios Holdings owns 15 Capesize vessels (169,000-181,000 dwt), 13 modern Ultra Handymax vessels (50,000-59,000 dwt), four Panamax vessels (75,000-83,000 dwt), and one Product Handysize (10,000-30,000 dwt) tanker vessel. It also time charters in and operates a fleet of five Ultra Handymax, two Handysize, 10 Panamax, and 10 Capesize vessels under long-term time charters, 17 of which are currently in operation, with the remaining 10 scheduled for delivery on various dates up to August 2013. Navios Holdings has options to acquire 12 of the 27 time chartered-in vessels (on two of which Navios Holdings holds an initial 50% purchase option). Navios Holdings also has committed to acquire seven newbuilding Capesize vessels which are scheduled for delivery at various times until March 2011.

          Navios Holdings also offers commercial and technical management services to Navios Partners’ fleet which is comprised of 10 Panamax vessels, one Capesize vessel and one Ultra-Handymax vessel and received a fixed daily fee of $4,000 per owned Panamax and $5,000 per owned Capesize vessel until November 15, 2009. The daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In October 2009, the fixed fee period was extended for two years and the daily fees were increased to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.
          Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay.
          Navios Holdings’ strategy and business model focuses on:
•	Operation of a high quality, modern fleet. Navios Holdings owns and charters in a modern, high quality fleet, having an average age of approximately 4.4 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•	Pursue an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 6.6 million dwt in tonnage, making Navios Holdings one of the largest independent drybulk operators in the world. Navios Holdings’ ability, through its longstanding relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 12 of the 27 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain favorable vessel acquisition terms as reflected in the purchase options contained in some of its long term charters.

•	Utilize industry expertise to take advantage of market volatility. The drybulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, to generate profit from, such volatility.

•	Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.3% as of December 31, 2009, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:
•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs; and

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages.
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
          Navios Holdings is one of relatively few major owners and operators of this type in the drybulk market, and has vast experience in this area. In recent years, it has further raised the commercial sophistication of its business model by using market intelligence derived from its risk management operations and, specifically, its freight derivatives hedging desk, to make more informed decisions regarding the management of its fleet.
Competitive Advantages
          Controlling approximately 6.6 million dwt (excluding Navios Logistics) in drybulk tonnage, Navios Holdings is one of the largest independent drybulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global drybulk markets permits it to enter into at any time, and take on spot, medium or long term freight commitments, depending on its view of future market trends. In addition, many of the long term charter deals that form the core of Navios Holdings’ fleet were brought to the attention of Navios Holdings prior to ever being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the drybulk markets.
          Navios Holdings’ long involvement and reputation for reliability in the Asian pacific region have also allowed it to develop privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios Holdings has obtained relatively low-cost, long term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants who lack Navios Holdings’ brand recognition, credibility, and track record.
          In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the drybulk market on the basis of the following factors:
•	A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2023, assuming minimum available charter extension periods are exercised) on attractive terms that allow Navios Holdings to charter-out the vessels at a considerable spread during strong markets and to weather down cycles in the market while maintaining low operating expenses;

•	Strong cash flows from creditworthy counterparties;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with access to future attractive long term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels in Japan or Korea to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and dry docking, providing efficiency and transparency in Navios Holdings’ owned fleet operations; and

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America.
          Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation.
Shipping Operations
          Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 33 owned vessels and 27 chartered-in vessels (12 of which have purchase options). The average age of the operating fleet is 4.4 years.
          Owned Fleet. Navios Holdings owns a fleet comprised of 13 modern Ultra Handymax vessels, 15 Capesize vessels, four Panamax vessels and one Product Handysize vessel, whose technical specifications and youth distinguish them in the market, where, approximately 26% of the drybulk world fleet is composed of 20+ year-old ships. Navios Holdings has committed to acquire seven newbuild Capesize vessels, to be built in South Korea for an aggregate purchase price of approximately $521.4 million.
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight
			(in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Pollux	Capesize	2009	180,727
Navios Lumen	Capesize	2009	180,661
Navios Aurora II	Capesize	2009	169,031
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Vanessa(1)	Product Handysize	2002	19,078
Owned Vessels to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight
			(in metric tons)
Navios Melodia	Capesize	07/2010	180,000
Navios Fulvia	Capesize	08/2010	180,000
Navios Buena Ventura	Capesize	09/2010	180,000
Navios Luz	Capesize	10/2010	180,000
Navios Etoile	Capesize	10/2010	180,000
Navios Hull 1106	Capesize	03/2011	180,000
Navios Bonheur	Capesize	11/2010	180,000

(1)	95% owned. Contracted to be sold for $18.3 million in the second quarter of 2010.
          Long Term Fleet. In addition to the 26 currently operating owned vessels and seven owned vessels to be delivered, Navios Holdings controls a fleet of 10 Capesize, 10 Panamax, five Ultra Handymax, and two Handysize vessels under long term time charters, having an average age of approximately 3.8 years. Of the 27 chartered-in vessels, 17 are currently in operation and 10 are scheduled for delivery at various times up to August 2013, as set forth in the following table:

Long term Chartered-in Fleet in Operation

		Year		Purchase
Vessel Name	Vessel Type	Built	Deadweight	Option(1)
			(in metric tons)
Navios Astra	Ultra Handymax	2006	53,468	Yes
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Cielo	Panamax	2003	75,834	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Belisland	Panamax	2003	76,602	No
Golden Heiwa	Panamax	2007	76,662	No
SA Fortius	Capesize	2001	171,595	No
C. Utopia	Capesize	2007	174,000	No
Beaufiks	Capesize	2004	180,181	Yes
Phoenix Beauty	Capesize	2010	169,150	No
Rubena N	Capesize	2006	203,233	No
SC Lotta (Phoenix Grace)	Capesize	2009	170,500	No
Long term Chartered-in Fleet to be Delivered

				Purchase
Vessel Name	Vessel Type	Delivery Date	Deadweight	Option(1)
			(in metric tons)
Navios TBN	Handysize	02/2011	35,000	Yes(2)
Kleimar TBN	Capesize	04/2010	176,800	No
Navios TBN	Handysize	04/2011	35,000	Yes(2)
Navios TBN	Panamax	09/2011	80,000	Yes
Navios TBN	Capesize	06/2013	180,000	Yes
Navios TBN	Capesize	09/2011	180,200	Yes
Navios TBN	Ultra Handymax	03/2012	61,000	Yes
Kleimar TBN	Capesize	07/2012	180,000	Yes
Navios TBN	Panamax	01/2013	82,100	Yes
Navios TBN	Ultra Handymax	08/2013	61,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.
          Many of Navios Holdings’ current long term chartered-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.
          Short Term Fleet: Navios Holdings’ “short term fleet” is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for duration of less than 12 months. The number of short term vessels varies from time to time.
Exercise of Vessel Purchase Options
          Since August 25, 2005, Navios Holdings has executed eleven purchase options consisting of four Ultra Handymax, six Panamax and one Capesize vessel. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope and Navios Fantastiks were delivered at various dates from November 30, 2005 until May 2, 2008. Navios Galaxy I was sold to Navios Partners on November 15, 2007. In addition, on November 15, 2007, the rights to Navios Fantastiks were sold to Navios Partners, while Navios Hope was sold to Navios Partners on July 1, 2008. The acquisition cost of these vessels was approximately $230.4 million. Navios Holdings currently has options to acquire three of the remaining 17 chartered-in vessels currently in operation and nine of the ten long-term chartered-in vessels on order (on two of the eight purchase options Navios Holdings holds a 50% initial purchase option).

          Commercial Ship Management: Commercial management of Navios Holdings’ fleet involves identifying and negotiating charter party employment for the vessels. In addition to its internal commercial ship management capabilities, Navios Holdings uses the services of a related party, Acropolis Chartering & Shipping Inc., based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers, and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’ vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.
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
          Operation of the fleet: The operations department, which is located in Greece and Belgium, supervises the post-fixture business of the vessels in Navios Holdings’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled.
          Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.
•	Freight Rate Risk. Navios Holdings uses FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the drybulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings enters into these FFAs through over-the-counter transactions and over NOS ASA, a Norwegian clearing house, and LCH, the London Clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the company’s commercial ship management strategy and policies. See “Risk Factors — Risks Associated with the Shipping Industry and Our Operations — Trading and complementary hedging activities in freight, tonnages and Forward Freight Agreements (FFAs) subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counter-parties that have appropriate credit history. Counter parties and cash transactions are limited to high credit quality collateralized corporations and financial institutions. Most importantly, Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance).

•	Interest Rate Risk. Navios Holdings uses from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. Specifically, Navios Holdings has entered into interest rate swap contracts that entitle it to receive interest at floating rates on principal amounts and oblige it to pay interest at fixed rates on the same amounts. Thus, these instruments allow Navios Holdings to raise long term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. See Note 13 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2009, included elsewhere in this document. See also item 11 “Quantitative and Qualitative Disclosure about Market Risks — Interest Rate Risk.”

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are dollar-based, 13.2% of its expenses related to its Logistics segment are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 6.2% of its expenses related to operation of its Piraeus and Belgian office are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long term currency forecasts and enters into foreign currency contracts when considered appropriate.

Navios Logistics Operations
          Inception: On January 1, 2008, Navios Holdings formed a South American logistics business through the combination of its existing port operations with a barge and upriver port business that specializes in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America. The combined entity has been named Navios South American Logistics Inc. (“Navios Logistics”).
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
          Tanker vessels, barges and push boats operations
          Overview: Navios Logistics operates different types of tanker vessels, push boats and wet and dry barges for the delivery of a great range of products meeting the needs of the market between all the ports of the Paraná, Paraguay and Uruguay Rivers System in South America, commonly known as the “Hidrovia” (Waterway). The Hidrovia passes through five countries, Argentina, Bolivia, Brazil, Paraguay and Uruguay along its 3,442 kilometers and to maritime facilities of the South American coastline.
          Fleet: Navios Logistics owns or operates more than 230 barges and push boats, including three ocean-going product tanker vessels. Navios Logistics’ fleet consists of the following: three product tanker vessels (ocean-going vessels), 20 push-boats, 157 dry barges, 44 oil barges, three LPG barges, two self-propelled barges and two small oil tankers. Following its formation, Navios Logistics acquired six convoys as of September 2008 for dry cargo transportation, two product tanker vessels (named Estefania H and Makenita H, delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,000 dwt. The total vessels’ capability is 38,000 dwt as of December 31, 2009. In February 2010, Navios Logistics took delivery of Sara H, a 9,000 dwt double hulled product oil tanker, which is chartered out for three years. Barges and self-propelled barges provide a total capacity of 327,500 dwt as of December 31, 2009.
          Products transported: Navios Logistics transports through the Hidrovia to maritime facilities of the South American coastline liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils), liquefied cargo (Liquefied Petroleum Gas (LPG)) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron, and rolling stones). During 2009, the company transported more 3.3 million cubic meter of liquids or tons of dry cargo (2.7 million in 2008, 1.9 million in 2007, 1.5 million in 2006), disaggregated in more than 2.6 million cubic meters of liquids, more than 700 thousand tons of dry cargo, and more than 12 thousand cubic meters of LPG.
          Navios Logistics contracts its vessels either on a time charter basis or COA basis.
          Drybulk Cargo — Soybeans: Argentina, Brazil, Paraguay, Bolivia and Uruguay produced more than 40 million tons of soybeans in 1995 and more than 96.0 million tons in 2009, a compound annual growth rate of more than 10% in that period. These countries accounted for a 45% of world soybean production in 2009, down from 53% in 2008, due to a decrease in South American soybean production in 2009 caused by significant droughts. Their market share has grown from only 30% in 1995. Production for these countries for 2010 is estimated at 129.0 million tons which will represent a 51% of world soybean production for this year. The installation of crushing plants in Bolivia and Paraguay has generated a large volume of vegetable oils and soybean meal that are also shipped via the river for export. Further, with advances in technology, productivity of farmland has also improved.
          Drybulk Cargo — Iron Ore: In the Corumba area in Brazil near the High Paraguay River, there are three large iron ore mines out of which two are owned by the international mining company Vale (following the announced acquisition of Rio Tinto’s assets related to its operation in Corumba) and the third one is owned by MMX Mineração & Metálicos S.A. (MMX). Their combined production of iron ore, which is entirely transported by barges, has grown significantly during past years.
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
          We believe that the available barge fleet in the area consists approximately of 1,500 dry and tank barges, in contrast with approximately 26,500 barges in the Mississippi River System in the United States.
          Oil Tanker Industry Overview
          The demand for tankers is a function of the volume of crude oil and petroleum products to be transported by sea and the distance between areas of oil consumption and oil production. The volume of crude oil and petroleum products transported is affected by overall demand for these products, which in turn is influenced by, among other things, general economic conditions, oil prices, weather, competition from alternative energy sources, and environmental concerns.
          Liquid Port and Terminal Operations
          Overview: In the region of San Antonio, Paraguay, Navios Logistics owns and operates an up-river port terminal containing tank storage for petroleum products, oil and gas. The port facility is used to supply international operators from Paraguay and Bolivia, to serve the growing demand for energy. Earnings derive from a tariff based on storage and logistic services in the plant expressed in dollars per metric ton of liquid products (which are petroleum derivatives such as fuel, oil and gas). The business is carried out through two main types of operations: purchase and sale of petroleum products and storage and handling services which relate mainly to services of inbound, storage and outbound of liquids and gas, or transporting them directly from the barges to the trucks. The company has fiscal tanks approved by the National Custom Office, which becomes a comparative advantage to other suppliers dedicated to the field.
          Sales of products: When international prices of oil market allows to compete with the price of diesel established and regulated by Petropar, PetroSan sells the product. During the year ended December 31, 2009 we have marketed 51.500 m3 of fuel oil.
          Most important clients at the Port are Petrobras Paraguay, Esso Standard Paraguay, Puma Energy Paraguay, Barcos y Rodados and YPFB. As of December 31, 2009 the inflow and outflow of liquids fuels derived from oil (primarily diesel and naphthas) was approximately 207,000 m3 (121,000 m3 in 2008 and 90,000 in 2007). These figures indicate a constant and sustained in the provision of services growth.
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
          There is considerable scope for further expansion of this bulk terminal operation. Navios Logistics’ has recently been awarded an additional 15 acres of land. With this, Navios Logistics’ Uruguayan port has approximately 52 acres of available river front land for future development. Navios Logistics is in the process of evaluating several alternatives for developing all available space. The increased flow of commodity products through the Nueva Palmira port has allowed Navios Logistics to steadily increase throughput.
          Although it is one of the smaller countries in South America, Uruguay is regarded as one of the most stable countries in the continent. The population is almost 100% literate, with a large middle class and a well-established democracy. The banking system is modern and efficient by international standards.
          Port Infrastructure: The port terminal stands out in the region because of its sophisticated design, efficiency, and multimodal operations. The Navios Logistics dry port terminal has specially designed storage facilities and conveying systems that provide tremendous flexibility in cargo movements that help to avoid delays to trucks, vessels and barge convoys. The port terminal offers 350,000 tons (soybean basis) of clean and secure grain silo capacity. With eight silos (some with internal separations) available for storage, customers are assured their commodities will be naturally separated. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.
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
          Port Operation: The commodities most frequently handled include grain and grain by-products, as well as some ores and sugar. The port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to drybulk carriers or stores them in its own modern silos for later shipment.
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
          Future Growth: The table below highlights the gradual development of export volumes through the Navios Logistics facility in Nueva Palmira, and Navios Logistics believes this growth will continue as countries in the region continue to drive for larger hard currency income.

          Navios Logistics’ Uruguay Annual Throughput Volumes (metric tones in million)
          Navios Logistics’ Uruguay Export Market: Over the past few years, Uruguay has begun to develop its grain exports that, historically, were very small because land was allocated to cattle and sheep farming. The rapid rise in Uruguayan exports is apparent from the chart below. Most importantly for the Navios Logistics port terminal, the natural growth area for grain in Uruguay is in the western region of the country on land that is located in close proximity to Nueva Palmira.
          Uruguay Wheat and Soy Actual and Projected Exports

          Source: MGAYP — Uruguayan Agricultural Ministry and Blasina & Tardáguila Consultores Asociados.
          In 2004, the construction of four new cylindrical silos was completed. The silos were designed specifically to receive Uruguayan commodities. Before these silos had been completed, local exporters had booked their total capacity for a period of three years. This was the first time in the terminal’s history that additional silo capacity was booked before completion of construction. As a result of yet further significant new customer demand from companies such as ADM, Cargill, Louis Dreyfus, and Bunge, as well as from a number of smaller local grain merchandisers, in September 2005 and June 2009, respectively, two new silos, 90,000 metric tons and 80,000 metric tons storage capacity, respectively, were constructed, and are currently the largest in Uruguay.
Customers
Fleet
The international drybulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government- owned entities rather than to more speculative or undercapitalized entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as BHP Billiton Marketing, Arcelor

Mittal, Oldendorff Carriers GmbH & Co, Cargill International SA, COSCO Bulk Carriers Ltd., Mitsui O.S.K. Lines Ltd., Korea Line Corporation, Daichi Chuokisen, STX Pan Ocean Co., Baosteel, Sanko Steamship and Sangamon Transportation. For the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue. For the year ended December 31, 2008 and 2007 none of the customers accounted for more than 10% of the Company’s revenue
Tanker vessels, barges and push boats operations
          Navios Logistics has a diverse customer base including large and well-known petroleum and agricultural companies. Some of the significant customers in the last three years include Shell Argentina, Shell Paraguay, Exxon Mobil, Cargill, Molinos, Vicentin, Petrobras (the national oil company of Brazil), Petropar (the national oil company of Paraguay), Glencore, Repsol YPF, Repsol YPF Bolivia and Louis Dreyfus. In 2009, the four largest customers were Petropar, Terminales Paraguayas S.R.L, a subsidiary of Petrobras, Esso Petrolera Argentina, a subsidiary of Exxon Mobil Corporation, and Shell, a subsidiary of Royal Dutch Shell plc, which accounted for 11.5%, 10.7%, 10.4% and 10.2% of Navios Logistics’ freight revenue, respectively (15.2%, 3.7%, 9.0% and 5.4% in 2008, respectively).
Dry Port Terminal
          Navios Logistics’ port terminal at Nueva Palmira, Uruguay conducts business with customers engaged in the international sales of agricultural commodities, which book portions of the port terminal’s silo capacity and transship cargoes through the terminal. In 2009, Agrograin a subsidiary of Archer Daniels Midland group (ADM), Cargill, and Uruagri a subsidiary of Louis Dreyfus (LDC) were the customers accounting for the larger movements in volume. In 2009, ADM accounted for 30.7%, LDC accounted for 17.4% and Cargill accounted for 7.3% of the port terminal’s revenue. In 2008, the three largest customers of the port terminal were too Agrograin, Cargill and Uruagri, which accounted for 35.1%, 19.2%, and 13.1% of the port terminal’s revenue, respectively.
Competition
          The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,400 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 7,000 vessels, aggregating approximately 460 million dwt. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 40 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.
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
          An amendment of SOLAS introduced the ISM Code, which has been effective since July 1998. Under the ISM Code the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the respective flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.
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
          For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. Pursuant to Annex VI, the United States and Canada have applied jointly to have all waters within 200 nautical miles of the coast of these countries deemed an ECA, which would require the use of lower sulfur fuels in these waters. These regulations are enforced by the member states. We anticipate incurring costs in complying with these more stringent standards.
          Greenhouse Gas Emissions: In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol. The European Union confirmed in April 2007 that it plans to expand the European Union emissions trading scheme by adding vessels. In the United States (which did not join the Protocol), the California Attorney General and a coalition of environmental groups petitioned the EPA in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. While the petition was originally denied, the new EPA Administration is reconsidering the petition in its entirety. The UN Climate Change Conference 2009 in Copenhagen resulted in only very limited international accord on the subject of greenhouse gas emissions from ships, with no agreement reached speficially in relation to shipping, but emissions from ships were the subject of considerable debate, when expectations were voiced that the IMO continue its examination of such emissions with a view to introducing measures to reduce and control them. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures that we cannot predict with certainty at this time.
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
          Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA 90 to require the owner or operator of any non-tank vessel of 400 gross tons or more that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA 90 applied only to vessels that carry oil in bulk as cargo. However, before the federal requirements took effect, many of the individual states had previously adopted requirements for response plans for both non-tank and vessels. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA 90 had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to possible adjustment for inflation). Amendments to OPA 90 which came into effect on July 11, 2006 increased the liability limits for responsible parties for any vessel other than a tank vessel to $950 per gross ton or $0.8 million, whichever is greater. For tank vessels the limit depends on the size and construction of the vessel, and can be up to $3,000 per gross ton or $22 million, whichever is greater.

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
          The Federal Clean Air Act (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards for cleaning fuel tanks and conducting other operations in regulated port areas and emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. The marine diesel engine emission standards are currently limited to new engines beginning with the 2004 model year. TheEPA recently adopted new final emission standards under the Clean Air Act for Category 3 marine diesel engines installed on U.S.-flagged vessels. The final engine standards are equivalent to those adopted in the amendments to Annex VI to the International Convention for the Prevention of Pollution from Ships. The EPA has also been required pursuant to litigation, to regulate greenhouse gas emissions. EPA has just begun the process and recently published the mandatory greenhouse gas reporting regulation. While these regulations currently require engine manufacturers to report engine emissions, EPA has made it clear that they intend to continue gathering information on whether it should require engine operators to also report. EPA may also adopt regulations near-term, to reduce emissions of greenhouse gases. These regulations would add to the operational and control equipment costs incurred in complying with criteria pollutant regulations.
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
International laws governing civil liability to pay compensation or damages:
          In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the “Bunker Convention”, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended). The Bunker Convention became effective on November 21, 2008, and by early 2010 was in effect in 47 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
          Apart from the drybulk vessels in our fleet, Navios Logistics acquires and operates tankers, which in certain circumstances may be subject to national and international laws governing pollution from such vessels. When a t tanker is carrying a cargo of

“persistent oil” as defined by the Civil Liability Convention 1992 (CLC) her owner bears strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.
          When a tanker is carrying clean oil products which do not constitute “persistent oil” for the purposes of CLC, liability for any pollution damage will generally fall outside the Convention and will depend on national or other domestic laws in the jurisdiction where the spillage occurs. The same applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention. The Convention applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are noted for being particularly stringent.
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
          Hull and Machinery and War Risk Insurances: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax, $0.2 million per Capesize and $0.8 million per Ultra-Handymax vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance our owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.
          Protection and Indemnity Insurance: Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations. This insurance covers third-party liabilities in connection with its shipping activities. This includes third party liability and other related expenses for injury or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below for pollution, our coverage is $5.4 billion per incident. Our current protection and indemnity insurance coverage for each owned vessel for pollution is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.
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
          Credit Risk Insurance: Receivables under our charter-out contracts have been insured through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for such insurance).
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
          On November 30, 2006, we received notification that one of our FFA trading counter-parties filed for bankruptcy in Canada. Our exposure to such counter-party was estimated to be approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding cannot be presently estimated, based on management’s current expectations and assumptions, we have provided for $5.4 million in our 2006 financial statements, $0.5 million additional provision in our 2008 financial statements and $0.3 million in our 2009 financial statements. As of December 31, 2009, an amount of $1.4 million has been recovered. No further information has developed since then which would change our expectations and assumptions either to increase or decrease the provision. However, we do not believe that this will have a material impact on our liquidity, or on our ability to make payments of principal and interest or otherwise service our debt.
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
Crewing and Shore Employees
          Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian officers and Filipino, Georgian, Bulgarian, Polish and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel-owning subsidiaries. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.
          Navios Logistics crews its fleet with Argentinean and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.
          With respect to shore-side employees, Navios Holdings employs 12 employees in its South Norwalk, Connecticut office, 95 employees in its Piraeus, Greece office, and 12 employees in its Antwerp, Belgium office. Navios Logistics employs 39 employees in its Asuncion, Paraguay offices, with 78 employees at the port facility in San Antonio, 99 office employees in the Buenos Aires, Argentina office and seven employees in its Montevideo, Uruguay office, with an additional 105 employees working at the port facility in Nueva Palmira.
Facilities
          Navios Holdings and its affiliates currently lease the following properties:
•	Navios Corporation leases approximately 12,458 square feet of space at 20 Marshall Street, South Norwalk, CT, 06820 pursuant to a lease that expires on May 15, 2011. Navios Holdings sublets approximately 2,000 square feet of space to a third party, pursuant a sub-lease that expires on May 15, 2011.

•	Navios ShipManagement Inc. and Navios Corporation lease approximately 2,034 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease that expires in 2017.

•	Kleimar N.V. leases approximately 387 square meters of space at 5 Suikerui 2000 Antwerp, Belgium, pursuant to a lease that expires in April 2011.

•	Navios ShipManagement Inc. leases approximately 1,368 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement that expires in 2019.

•	Navios Corporation leases approximately 11,923 square feet of space at 825 Third Avenue, New York, pursuant to a lease that expires on April 29, 2019. Navios Holdings sublets the 34th floor in the building know as and located at 825 3rd Avenue, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires on April 28, 2019.
          Navios Logistics and its subsidiaries currently lease the following premises:
•	CNSA leases the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. This lease is between Uruguayan National Authority of Free Zones and CNSA, which expires on November 29, 2025, with an option to extend for another 20 years.

•	Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile — Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in November 2010.

•	Mercofluvial S.A. leases approximately 91 square meters of space at Ayolas 451 casi Estrella, Asuncion, Paraguay, pursuant to a lease that expires in April 2010.

•	Mercopar S.A. leases approximately 220 square meters of space at Ygatimy 459 casi 14 de Mayo, Asuncion, Paraguay, pursuant to a lease that expires in July 2010.

•	Compania Naviera Horamar S.A. leases approximately 70 square meters at Dorrego 21 bis 7° A street in the locality of Rosario, Argentina pursuant to a lease agreement that expires in September 2010.

•	Compania Naviera Horamar S.A. leases approximately 450 square meters at Cepeda 429 street, San Nicolas, Buenos Aires Argentina pursuant to a lease agreement that expires in November 2011.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473, Corumba, Brazil of pursuant to a lease agreement that expires in March 2013.
•       CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.
•       Petrolera San Antonio S.A. owns the premises from which it operates in San Antonio, Paraguay. This space is approximately 146,744 square meters large and is located between Avenida San Antonio and Virgen de Caacupé, San Antonio, Paraguay.
•       Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively.
•       Compania Naviera Horamar S.A. owns the premises from which it operates in Buenos Aires, Argentina. This space is approximately 2,300 square meters and is located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.
C. Organizational structure
          Navios Holdings maintains offices in Piraeus, Greece, South Norwalk, Connecticut and Antwerp, Belgium. Navios Holdings’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries, while the operation and technical management of Navios Holdings’ owned vessels are conducted through Navios Maritime Holdings Inc. and its wholly-owned subsidiaries, except for one of Kleimar’s initial owned vessels whose management is outsourced. Navios Logistics maintains offices in Buenos Aires, Argentina, Asuncion, Paraguay and Montevideo, Uruguay and Corumba, Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and push boats through its wholly-owned subsidiaries. Navios Logistics also owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrolera San Antonio S.A.
          All of Navios Holdings’ subsidiaries are wholly-owned, except for Navios Logistics and its subsidiaries, Navios Partners and its subsidiaries, Navios Acquisition and Acropolis Chartering & Shipping Inc. (“Acropolis”). Navios Holdings owns: (a) 63.8% (65.5% excluding the 504 shares kept in escrow at December 31, 2009) of Navios Logistics following the acquisition of Horamar and the partial sale of CNSA in January 2008, (b) 33.2% of Navios Partners following Navios Partners’ public offering of common units in February 2010, and (c) 19% of Navios Acquisition following its IPO in July 2008. Acropolis is a charter broker that acts on behalf of Navios Holdings and third parties and of which Navios Holdings owns 50% of the outstanding equity. The disclosures below include our interests in the publicly traded limited partnership, Navios Maritime Partners L.P. The chart below sets forth Navios Holdings’ current corporate structure following the acquisition and reincorporation (all corporations are domiciled in the Republic of the Marshall Islands except for Acropolis, Shikhar Ventures S.A. and Sizzling Ventures Inc., which are Liberian corporations, Hestia Shipping Ltd and Nav Holdings Limited, which are Maltese corporations, Kleimar NV, which is a Belgian corporation, Bulkinvest S.A., which is a Luxembourg corporation, White Narcissus Marine S.A., which is a Panamanian corporation, and Navios Logistics’ subsidiaries which are incorporated in Uruguay, Argentina, Paraguay, Brazil and Panama):
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008	2007
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	2/2-12/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 – 12/31	1/1 – 12/31	2/2-12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	9/13-12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 – 12/31	1/1 – 12/31	2/2-12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	100%	Marshall Is.	—	3/14 – 6/30	—
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	10/15 – 12/31	—

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008	2007
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	12/22 – 12/31	—
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	10/15 – 12/31	—
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Libra Shipping Enterprises Corporation	Navios Libra II	100%	Marshall Is.	—	—	1/1-11/15
Alegria Shipping Corporation	Navios Alegria	100%	Marshall Is.	—	—	1/1-11/15
Felicity Shipping Corporation	Navios Felicity	100%	Marshall Is.	—	—	1/1-11/15
Gemini Shipping Corporation	Navios Gemini S	100%	Marshall Is.	—	—	1/1-11/15
Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	100%	Marshall Is.	—	—	1/1-11/15
Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope (ex Navios Aurora I)	100%	Marshall Is.	—	1/21 – 6/30	—
Corsair Shipping Ltd.	Navios Ulysses	100%	Marshall Is	1/1 – 12/31	6/11 – 12/31	—
Rowboat Marine Inc.	Navios Vega	100%	Marshall Is	1/1 – 12/31	6/11 – 12/31	—
Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	2/26-12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	6/19 – 12/31	—
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/10	3/6 – 12/31	—
Nostos Shipmanagement Corp.	Navios Bonavis	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/4-12/31
Portorosa Marine Corporation	Navios Happiness	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/4-12/31
Shikhar Ventures S.A	Navios Stellar	100%	Liberia	1/1 – 12/31	1/1 – 12/31	12/12 – 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	12/12– 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/12 – 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/12 – 12/31
Rumer Holding Ltd.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/10 – 12/31
Chilali Corp.	Navios Aurora II	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/10 – 12/31
Pharos Navigation S.A.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/11 – 12/31
Pueblo Holdings Ltd.	Navios Lumen	100%	Marshall Is.	1/1 – 12/31	8/8 – 12/31	—
Surf Maritime Co.	Navios Pollux	100%	Marshall Is.	1/1 – 12/31	8/8 – 12/31	—
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	7/29 – 12/31	—
Orbiter Shipping Corp.	Navios Orbiter	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	9/13 – 12/31
Aramis Navigation	Vessel Owning Company	100%	Marshall Is.	12/14-12/31	—	—
White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	1/1 – 12/31	1/1 – 12/31	4/19 – 12/31
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/7-12/31

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008	2007
Navios South American Logistics Inc.	Sub-Holding Company	100%	Marshall Is.	—	—	12/17-12/31
Navios Maritime Partners L.P.	Sub-Holding Company	100%	Marshall Is.	—	—	8/7-11/15
Prosperity Shipping Corporation	Navios Prosperity	100%	Marshall Is.	—	—	10/8-11/15
Aldebaran Shipping Corporation	Navios Aldebaran	100%	Marshall Is.	—	—	10/8-11/15
Fantastiks Shipping Corporation	Navios Fantastiks	100%	Marshall Is.	—	—	10/23-11/15
Pandora Marine Inc. (i)	Vessel Owning Company	100%	Marshall Is.	6/11-12/31	—	—
Floral Marine Ltd. (i)	Vessel Owning Company	100%	Marshall Is.	6/11-12/31	—	—
Red Rose Shipping Corp. (i)	Vessel Owning Company	100%	Marshall Is.	6/11-12/31	—	—
Customized Development S.A.(i)	Vessel Owning Company	100%	Liberia	6/22-12/31	—	—
Highbird Management Inc.	Navios Celestial	100%	Marshall Is.	7/14-12/31	—	—
Ducale Marine Inc. (i)	Vessel Owning Company	100%	Marshall Is.	6/22-12/31	—	—
Kohylia Shipmanagement S.A. (i)	Vessel Owning Company	100%	Marshall Is.	7/14-12/31	—	—
Corporacion Navios S.A.	Operating Company	100%	Uruguay	—	—	1/1-12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	10/20-12/31	—	—
Navios South American Logistics and Subsidiaries:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008	2007
Navios South American Logistics Inc.	Sub-Holding Company	65.48%	Marshal Is.	1/1 – 12/31	1/1 – 12/31	—
Corporacion Navios SA (v)	Operating Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Nauticler SA	Sub-Holding Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Compania Naviera Horamar SA	Operating Company	65.48%	Argentina	1/1 – 12/31	1/1 – 12/31	—
Compania de Transporte Fluvial Int SA	Operating Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Ponte Rio SA	Operating Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Thalassa Energy SA	Barge Owning Company	40.93%	Argentina	1/1 – 12/31	1/1 – 12/31	—
HS Tankers Inc.	Makenita H	33.39%	Panama	1/1 – 12/31	1/1 – 12/31	—
HS Navegation Inc.	Estefania H	33.39%	Panama	1/1 – 12/31	1/1 – 12/31	—
HS Shipping Ltd Inc.	Malva H	40.93%	Panama	1/1 – 12/31	1/1 – 12/31	—
HS South Inc. (ii)	Vessel Owning Company	40.93%	Panama	1/1 – 12/31	1/1 – 12/31	—
Mercopar Internacional S.A.(iii)	Holding Company	65.48%	Uruguay	1/1-12/9	1/1 – 12/31	—
Nagusa Internacional S.A. (iii)	Holding Company	65.48%	Uruguay	1/1-12/9	1/1 – 12/31	—
Hidrovia OSR Internacional S.A. (iii)	Holding Company	65.48%	Uruguay	1/1-12/9	1/1 – 12/31	—
Petrovia Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Mercopar S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Navegation Guarani S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Petrovia S.A.(iv)	Shipping Company	65.48%	Paraguay	1/1-1/20	1/1 – 12/31	—
Mercofluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Flota Mercante Paraguaya S.A.(iv)	Shipping Company	65.48%	Paraguay	1/1-2/13	1/1 – 12/31	—
Compania de Transporte Fluvial S.A. (iv)	Shipping Company	65.48%	Paraguay	1/1-12/31	1/1 – 12/31	—
Hidrogas S.A. (iv)	Shipping Company	65.48%	Paraguay	1/1-1/20	1/1 – 12/31	—
Stability Oceanways S.A.	Barge and Pushboat Owning Shipping Company	65.48%	Panama	1/1 – 12/31	4/16 – 12/31	—
Hidronave S.A.	Pushboat Owning Company	33.39%	Brazil	1/11-12/31	—	—

(i)	Each company has the rights over the shipbuilding contract of a Capesize vessel.

(ii)	This company has the rights over the shipbuilding contract of a tanker vessel.

(iii)	These companies were sold on December 10, 2009 to independent third parties.

(iv)	These companies were merged into other Paraguayan shipping companies within the group.

(v)	This company was 100% owned in 2007.
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest (*)	Incorporation	2009	2008	2007
Navios Maritime Partners L.P.	Sub-Holding Company	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Navios Maritime Operating L.L.C.	Operating Company	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Libra Shipping Enterprises Corporation	Navios Libra II	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Alegria Shipping Corporation	Navios Alegria	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Felicity Shipping Corporation	Navios Felicity	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Gemini Shipping Corporation	Navios Gemini S	27.7%	Marshal Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Galaxy Shipping Corporation	Navios Galaxy I	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Prosperity Shipping Corporation	Navios Prosperity	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Fantastiks Shipping Corporation	Navios Fantastiks	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Aldebaran Shipping Corporation	Navios Aldebaran	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16-12/31
Aurora Shipping Enterprises Ltd.	Navios Hope (ex Navios Aurora I)	27.7%	Marshall Is.	1/1 – 12/31	7/1 – 12/31	—
Sagittarius Shipping Corporation	Navios Sagittarius	27.7%	Marshall Is.	6/10-12/31	—	—
Palermo Shipping S.A.	Navios Apollon	27.7%	Marshall Is.	10/29-12/31	—	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	1/1 – 12/31	7/1 – 12/31	—

(*)	Percentage does not include the ownership of 3,131,415 common units relating to the sale of Navios Hope to Navios Partners.
D. Property, plants and equipment
          Our only material property is the owned vessels, tanker vessels, barges and push boats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A.	Unresolved Staff Comments
          None.

Item 5.	Operating and Financial Review and Prospects
          The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2009, 2008 and 2007. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements including the notes to those financial statements for the years mentioned above which are included in this document.
          This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are those discussed under “Risk Factors” and “Forward-Looking Statement.”.
Overview
          Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet (except for one of Kleimar’s initial owned vessels which is managed by an unrelated third party), and Navios Partners’ fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet and Navios Partners’ fleet including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and dry-docking.
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc., Navios Holdings and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios

Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
          On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize and Panamax vessels used in the transportation of cargoes and has an extensive COA business.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (a) $112.2 million in cash and (b) the authorized capital stock of its wholly-owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding 1,007 shares of contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (a) $112.2 million in cash, of which $5.0 million was placed in escrow ($2,500 as of December 31, 2009) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding 1,007 shares of contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were placed in escrow (504 shares still kept as of December 31, 2009) pending the EBITDA Adjustment.
          In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2.5 million in cash and 503 shares of Navios Logistics were released to the shareholders of Horamar. Following this release, Navios Holdings owns 65.5% (excluding 504 shares that remained in escrow at December 31, 2009, pending achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2010.
          On July 1, 2008, Navios Holdings completed the IPO of units in its subsidiary, Navios Acquisition, a blank check company. In this offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, Navios Holdings purchased Private Placement Warrants of Navios Acquisition for an aggregate purchase price of $7.6 million. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to Navios Holdings’ officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant. Currently, Navios Holdings owns approximately 6,035,000 shares (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a wholly-owned subsidiary of Navios Holdings but accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.
Chartering Policy and Industry Outlook
          Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles, many of the vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2007, 2008 and 2009 for various periods ranging between one to 12 years. By doing this, Navios Holdings aimed to lock-in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings actively trades additional vessels taken in on shorter term charters of less than 12 months duration as well as COAs and FFAs.
          In 2007, 2008 and 2009, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the drybulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings fleet been operated purely on short term and/or spot employment. Currently, this chartering policy has had the effect of generating higher TCE than spot employment.
          The average daily charter-in vessel cost for the Navios Holdings long term charter-in fleet (excluding vessels, which are utilized to fulfill COAs) was $9,985 per day for the year ended December 31, 2009. The average long term charter-in hire rate per vessel was included in the amount of long term hire as disclosed in Note 16 to Navios Holdings’ audited consolidated financial statements for the year ended December 31, 2009, included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
          Long term drybulk fundamentals remain attractive. Navios Holdings believes that Asian demand for commodities will remain robust on the back of continued economic growth. Chinese demand for natural resources for steel and energy production and food products continues to be primarily driven by urbanization and industrialization. Significant commodities purchases by Asian countries, especially China and India, combined with favorable changing trading patterns and the growth in the Chinese coastal trade should support freight rates for the foreseeable future. Additionally, new longer haul trade routes have developed that Navios Holdings anticipates should serve to stimulate ton-mile demand while port congestion continues to absorb global fleet tonnage.
          Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, would have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long term chartered fleet, which is chartered-in at historically favorable fixed rates, will continue to help mitigate the impact of the current decline in freight rates. The reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are in the money. In reaction to a decline in freight rates, available ship financing is also negatively impacted. Refer also to “Item 3.D Risk Factors” under section “Risks Associated with the Shipping Industry and Our Operations.”
          Navios Holdings also owns 63.8% (65.5% excluding 504 shares still kept in escrow at December 31, 2009, pending the achievement of the final EBITDA target) of Navios Logistics. Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to South American (i) grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export, (ii) iron ore production and export, mainly from Brazil, and (iii) sales (and logistic services) of petroleum products in the Paraguayan market. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.
Fleet Development
          The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 60 vessels totaling 6.6 million deadweight tons. The employment profile of the fleet as of March 2, 2009 is reflected in the tables below. The 43 vessels in current operation aggregate approximately 4.3 million deadweight tons and have an average age of 4.4 years. Navios Holdings has currently fixed 89.4%, 65.9% and 57.0% of its 2010, 2011 and 2012 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $303.1 million, $300.3 million and $284.6 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill COAs) is $28,313, $32,913 and $34,118 for 2010, 2011 and 2012, respectively. The average daily charter-in rate for the active long term charter-in vessels (excluding vessels, which are utilized to fulfill COAs) for 2010 is $10,079.
Owned Vessels

				Charter-out		Expiration
Vessels(1)	Type	Built	DWT	Rate (2)		Date (3)
Navios Ionian	Ultra Handymax	2000	52,067	11,970		04/07/2011
Navios Celestial	Ultra Handymax	2009	58,063	17,550		01/24/2012
Navios Vector	Ultra Handymax	2002	50,296	9,975		10/17/2010
Navios Horizon	Ultra Handymax	2001	50,346	36,100		08/24/2011
Navios Herakles	Ultra Handymax	2001	52,061	11,400		03/30/2010
Navios Achilles	Ultra Handymax	2001	52,063	26,864		11/17/2013

				13,609		12/17/2013
Navios Meridian	Ultra Handymax	2002	50,316	23,700		10/08/2012
Navios Mercator	Ultra Handymax	2002	53,553	22,800		08/01/2011

				31,350		02/20/2015
Navios Arc	Ultra Handymax	2003	53,514	10,450		02/26/2011
Navios Hios	Ultra Handymax	2003	55,180	12,588		06/19/2010
Navios Kypros	Ultra Handymax	2003	55,222	24,063		03/31/2010
				34,024		01/28/2011

				20,685		01/28/2014
Navios Ulysses	Ultra Handymax	2007	55,728	31,281		10/12/2013
Navios Vega	Ultra Handymax	2009	58,792	12,350		02/18/2011
Navios Magellan	Panamax	2000	74,333	21,850		03/06/2010
Navios Star	Panamax	2002	76,662	19,000		12/05/2010
Asteriks	Panamax	2005	76,801	20,900		11/21/2010
Navios Orbiter	Panamax	2004	76,602	38,052		04/01/2014
Navios Pollux	Capesize	2009	180,727	42,250		07/24/2019
Navios Bonavis	Capesize	2009	180,022	47,400		06/29/2014
Navios Happiness	Capesize	2009	180,022	55,100		07/23/2014
Navios Lumen	Capesize	2009	186,661	37,500		12/10/2011
				39,830		12/10/2013
				39,330	(6)	12/09/2017
Navios Aurora II	Capesize	2009	169,031	41,325		11/24/2019
Navios Stellar	Capesize	2009	169,001	35,874	(8)	12/22/2016
Navios Phoenix	Capesize	2009	180,242	36,575		12/20/2010
Navios Antares	Capesize	2010	169,059	38,000		01/19/2015
				47,500	(7)	01/19/2018
Vanessa	Handysize	2002	19,078	11,525		08/05/2010

Long Term Chartered-in Vessels

				Purchase	Charter-out	Expiration
Vessels	Type	Built	DWT	Option (4)	Rate (2)	Date (3)
Navios Astra	Ultra Handymax	2006	53,468	Yes	14,012	10/15/2010
Navios Primavera	Ultra Handymax	2007	53,464	Yes	20,046	05/09/2010
Navios Armonia	Ultra Handymax	2008	55,100	No	23,700	06/07/2013
Navios Cielo	Panamax	2003	75,834	No	14,773	06/12/2010
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	27,100	11/24/2010
Navios Altair	Panamax	2006	83,001	No	19,238	10/24/2010
Navios Esperanza	Panamax	2007	75,200	No	14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Belisland (Kerveros)	Panamax	2003	76,602	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
SA Fortius	Capesize	2001	171,595	No		—
C. Utopia	Capesize	2007	174,000	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Phoenix Beauty	Capesize	2010	169,150	No		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta (Phoenix Grace)	Capesize	2009	170,500	No		—
Vessels to be Delivered
Long Term Chartered-in

		Delivery	Purchase
Vessels	Type	Date	Option	DWT
Navios TBN	Handysize	02/2011	Yes(5)	35,000
Navios TBN	Handysize	04/2011	Yes(5)	35,000
Navios TBN	Capesize	09/2011	Yes	180,200
Kleimar TBN	Capesize	04/2010	No	176,800
Kleimar TBN	Capesize	07/2012	Yes	180,000
Navios TBN	Capesize	06/2013	Yes	180,000
Navios TBN	Ultra Handymax	03/2012	Yes	61,000
Navios TBN	Ultra Handymax	08/2013	Yes	61,000
Navios TBN	Panamax	01/2013	Yes	82,100
Navios TBN	Panamax	09/2011	Yes	80,000

Owned Vessels

				Charter-
				out	Expiration
Vessels	Type	Delivery Date	DWT	Rate (1)	Date (2)
Navios Melodia	Capesize	07/2010	180,000	29,356	07/2022
Navios Fulvia	Capesize	08/2010	180,000	50,588	08/2015
Navios Buena Ventura	Capesize	09/2010	180,000	29,356	09/2020
Navios Luz	Capesize	10/2010	180,000	29,356	10/2020
Navios Etoile	Capesize	10/2010	180,000	29,356	10/2020
Navios TBN	Capesize	03/2011	180,000	27,431	03/2023
Navios Bonheur	Capesize	11/2010	180,000	29,356	11/2022

(1)	On January 8, 2010 and on October 29, 2009, Navios Holdings sold the Navios Hyperion and the Navios Apollon, respectively, to Navios Partners.

(2)	Net Time Charter-out Rate per day (net of commissions).

(3)	Estimated dates assuming midpoint of redelivery by charterers.

(4)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(5)	Navios Holdings holds the initial 50% purchase option on each vessel.

(6)	The net daily charter out rate is $37,500 for years 1 and 2, $39,830 for years 3 and 4, $39,330 for years 5,6,7 plus option (Navios) year 8. Optional year included in the exhibit above. Profit sharing is 100% to Navios until the net daily rate of $44,850 and 50%/50% thereafter.

(7)	The net daily charter out rate is $38,000 until expiration of five-year charter; $47,500 net daily rate thereafter for three one-year (Navios) options. Optional years included in the exhibit above. Profit sharing is 60% (Navios) / 40% (charterer) above $40,000 gross for years 1 and 2; 65% (Navios) / 35% (charterer) for years 3,4 and 5 above $40,000 gross and 50%/50% above $50,000 gross for the three one-year (Navios) options.

(8)	Amount represents daily rate of insurance proceeds following the default of the original charterer.
Recent Developments
Vessel Acquisitions
          On November 25, 2009, Navios Aurora II, a 2009-built, 169,031 dwt, Capesize was delivered to Navios Holdings. The vessel’s acquisition price was approximately $110.7 million of which $102.2 million was paid in cash. The remaining amount was funded through the issuance of 1,702 shares of mandatorily convertible preferred stock (“Preferred Stock”).
          Navios Lumen with a capacity of 180,912 dwt, was delivered on December 10, 2009 for an acquisition price of $112.4 million and Navios Phoenix with a capacity of 180,242 dwt, was delivered on December 21, 2009 for an acquisition price of $105.9 million.
          On December 23, 2009, Navios Stellar, a 2009-built, 169,001 dwt, Capesize was delivered to Navios Holdings. The vessel’s acquisition price was approximately $94.9 million of which $85.7 million was paid in cash. The remaining amount was funded through the issuance of 1,800 shares of Preferred Stock.
          On January 20, 2010, Navios Holdings took delivery of Navios Antares, a 169,059 dwt, 2009 built Capesize, built in South Korean Shipyard for an acquisition cost of approximately $120.4 million. As of December 31, 2009 Navios Holdings had paid an amount of $43.1 million and $49.5 million in cash and debt, respectively and $10.0 million in shares (698,812 common shares at $14.31 per share based on the price on the acquisition date) and the remaining amount was funded though the issuance of 1,780 Preferred Stock which have a nominal value of $17.8 million,
          On January 27, 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a purchase price of $55.5 million, $52.5 million payable in cash and $3.0 million in the form of Preferred Stock. The vessel is under construction with a South Korean shipyard and is scheduled for delivery in the first quarter of 2011.
          Navios Holdings agreed to purchase Navios Vector, a 50,296 dwt, 2002 built Ultra Handymax which is currently a long term chartered-in vessel for an acquisition cost of approximately $30.0 million, pursuant to a memorandum of agreement signed on March 8, 2010. On March 12, 2010, Navios Holdings paid a 10% deposit of $3.0 million for the acquisition of this vessel.

Sale of vessels
          On January 8, 2010, Navios Holdings sold the Navios Hyperion, a Panamax vessel, to Navios Partners for $63.0 million in cash.
Dividend Policy
          On February 18, 2010, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2009 of $0.06 per share of common stock. This dividend is payable on April 8, 2010 to stockholders of record on March 16, 2010. The declaration and payment of any further dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit agreements.
Navios Partners:
     On November 24, 2009, Navios Partners completed a public offering of 4,000,000 common units at $14.90 per unit and raised gross proceeds of approximately $59.6 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.2 million, were approximately $56.8 million. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.2 million. Navios Holdings’ interest in Navios Partners further decreased to 37.0% in November 2009 as a result of this offering.
     On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units at $15.51 per unit and raised gross proceeds of approximately $54.3 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding estimated offering costs of $0.3 million, were approximately $51.8 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1.1 million. On the same date, Navios Partners completed the exercise of the overallotment option, previously granted to the underwriters in connection with the offering, and issued 525,000 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $8.1 million and net proceeds of approximately $7.8 million. Navios Partners issued 10,714 additional general partnership units to the General Partner. The net proceeds from the issuance of these general partnership units were $0.2 million. Following this offering Navios Holdings’ interest in Navios Partners decreased to 33.2% in February 2010.
     Dividends received during the year ended December 31, 2009 and 2008 were $18.1 million and $11.3 million, respectively. On February 11, 2010, Navios Holdings received an amount of $4.8 million as a dividend distribution from its affiliate Navios Partners.
Changes in Capital Structure
          Issuance of Common Stock: On January 3, 2009, 12,658 restricted stock units were granted to the Company’s employees following the Company’s stock option plan for its employees, officers and directors and on February 5, 2009, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued an additional 55,675 restricted shares of common stock to its employees pursuant to its existing stock option plan. On December 17, 2009, the Company issued 12,250 restricted stock units to its employees following the vesting of restricted stock units and also pursuant to the stock option plan approved by the Board of Directors, Navios Holdings issued 308,174 restricted shares of common stock to its employees.In addition, during 2009, 22,457 shares of restricted common stock were forfeited by various employees upon termination of their employment.
          Issuance of Preferred Stock: On September 17, 2009 and on June 23, 2009, Navios Holdings issued 2,829 shares of Preferred Stock (fair value $12.9 million) and 1,870 shares of Preferred Stock (fair value $7.2 million), respectively at $10,000 nominal value per share to partially finance the construction of three Capesize vessels. On September 18, 2009, Navios Holdings issued 500 shares of Preferred Stock (fair value $2.5 million) at $10,000 nominal value per share to partially finance the acquisition of Navios Celestial. On November 25, 2009, Navios Holdings issued 1,702 Preferred Stock (fair value $8.5 million) at $10,000 nominal value per share to partially finance the acquisition of Navios Aurora II. On December 23, 2009, Navios Holdings issued 1,800 shares of Preferred Stock (fair value $9.2 million) at $10,000 nominal value per share to partially finance the acquisition of Navios Stellar.
          As of December 31, 2009, Navios Holdings had 100,874,199 shares of common stock and 8,201 shares of Preferred Stock outstanding.
          Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5—1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. During the year ended December 31, 2009, 331,900 shares were repurchased under this program for a total consideration of $0.7 million. Since the initiation of the program, 907,480 shares have been repurchased for a total consideration of $1.7 million.

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
     Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short term chartered-in vessels and controls approximately 6.6 million dwt in drybulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long term time charter (durations of over 12 months) and its purchase options on chartered vessel (see separate table) permits Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE: TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.
Voyage and Time Charter
          Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in dry-dock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.

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
          The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is 4.7 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, Contracts of Affreightment (COAs), and Forward Freight Agreements (FFAs)
          Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short term charter-out contracts, COAs and strategic backhaul cargo contracts.
          Navios Holdings enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
          As of December 31, 2009 and 2008, none of our FFAs, qualified for hedge accounting treatment, while four of them qualified as of December 31, 2007. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
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
          At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.
Statement of Operations Breakdown by Segment
          Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. As a result, Navios Holdings reviews operating results solely by revenue per day and operating results of the owned and chartered-in fleet and, thus, the Company has determined that it has two reportable segments, Vessel Operations and Logistics Business. Following the acquisition of Horamar in January 2008 and the formation of Navios Logistics, the Company renamed its Port Terminal segment to Logistics Business segment, to include the activities of Horamar which provides similar products and services in the region that Navios Holdings’ existing port facility currently operates. The reportable segments reflect the internal organization of Navios Holdings and strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Navios Holdings measures segment performance based on net income. For further segment information, please see Note 20 to the Consolidated Financial Statements included elsewhere in this Annual Report.

          For a more detailed discussion about Navios Logistics Segment refer to the section “Navios South American Logistics Inc.” below.
Period over Period Comparisons
For the year ended December 31, 2009 compared to the year ended December 31, 2008
          The following table presents consolidated revenue and expense information for each of the years ended December 31, 2009 and 2008 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2009 and 2008.

	Year ended	Year ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2009	2008
Revenue	$598,676	$1,246,062
Time charter, voyage and logistic business expenses	(353,838)	(1,066,239)
Direct vessel expenses	(31,454)	(26,621)
General and administrative expenses	(43,897)	(37,047)
Depreciation and amortization	(73,885)	(57,062)
Provision for losses on accounts receivable	(2,237)	(2,668)
Interest income from investments in finance lease	1,330	2,185
Interest income	1,699	7,753
Interest expense and finance cost, net	(63,618)	(49,128)
Gain on derivatives	375	8,092
Gain on sale of assets/partial sale of subsidiary	20,785	27,817
Other income	6,749	948
Other expense	(20,508)	(7,386)

Income before equity in net earnings of affiliated companies and joint venture	40,177	46,706
Equity in net earnings of affiliated companies and joint venture	29,222	17,431

Income before taxes	69,399	64,137
Income taxes	1,565	56,113

Net income	$70,964	$120,250
Less: Net income attributable to the noncontrolling interest	(3,030)	(1,723)

Net income attributable to Navios Holdings’ common stockholders	$67,934	$118,527

          Set forth below are selected historical and statistical data for Navios Holdings for each of the years ended December 31, 2009 and 2008 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2009	2008
FLEET DATA
Available days	15,588	22,817
Operating days	15,479	22,745
Fleet utilization	99.3%	99.7%
Equivalent vessels	43	62
AVERAGE DAILY RESULTS
Time Charter Equivalents	$25,821	$45,566
          During the year ended December 31, 2009, there were 7,229 less available days as compared to 2008. This was mainly due to the decrease in short term fleet available days by 8,478 days mitigated by an increase of 1,249 days of owned and long-term fleet available days following the delivery of nine owned vessels during the year, seven of which were during the last six months. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short term periods (less than one year). The average Time Charter Equivalent (TCE) rate for twelve month year ended December 31, 2009 was $25,821 per day, $19,745 per day lower than the rate achieved in 2008. This was primarily due to the decline in the freight market during 2009 compared to those achieved during the same period in 2008.
          Revenue: Revenue decreased to $598.7 million for the year ended December 31, 2009 as compared to the $1,246.1 million for the year ended December 31, 2008. Navios Holdings earns revenue from owned and chartered-in vessels, COAs and the logistic business. The decrease in revenue was mainly attributable to the decrease in TCE rate per day and the decrease in the available days of the fleet in 2009 as compared to 2008. The achieved TCE rate per day, decreased 43.3% to $25,821 per day in 2009 from $45,566 per day in 2008. The available days for the fleet decreased by 31.7% to 15,588 in 2009 from 22,817 days in 2008.
          Revenue from the logistics business was approximately $138.9 million for the year ended December 31, 2009 as compared to $107.8 million for the year ended December 31, 2008. This is mainly due to the increased fleet of Navios Logistics with the delivery of Makenita H, compared to the same period of 2008 and due to a new silo at its port facility in Uruguay, which was operational as of the beginning of the third quarter of 2009.
          Time Charter, Voyage and Logistic Business Expenses: Time charter, voyage and logistic business expenses decreased by $712.4 million or 66.8% to $353.8 million for the year ended December 31, 2009, as compared to $1,066.2 million for the year ended December 31, 2008. This was primarily due to the decrease in the short-term fleet activity (which also negatively affected the available days of the fleet, discussed above). This decrease was mitigated by an increase of $23.7 million in logistic business expenses.
          Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $4.9 million to $31.5 million, or by 18.4%, for the year ended December 31, 2009 as compared to $26.6 million for the year ended December 31, 2008. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily from the increase in ownership days from 5,537 days during 2008 to 6,718 days during 2009 mainly due to the delivery of nine owned vessels.
          General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Year ended	Year ended
(in thousands of U.S. dollars)	December 31, 2009	December 31, 2008
Payroll and related costs(1)	15,333	15,751
Professional, legal and audit fees(1)	5,389	4,775
Navios Logistics	9,116	8,045
Office expenses(1)	2,854	2,862
Other(1)	398	1,561

Sub-total	33,090	32,994

Credit risk insurance(1)	10,807	4,053

General and administrative expenses	43,897	37,047

(1)	Amounts do not include expenses of the logistics business.
          The increase in general and administrative expenses of $6.9 million to $43.9 million, or by 18.6%, for the year ended December 31, 2009, as compared to $37.0 million for the same period of 2008 is mainly attributable to (a) $6.8 million increase in expenses relating to credit risk insurance premium; (b) $0.6 million increase in professional, legal and audit fees; and (c) $1.1 million increase in general and administrative expenses attributable to the Logistics Business . This overall increase was partially mitigated by (a) $0.4 million decrease in payroll and related costs; and (b) $1.2 million decrease in other general and administrative expenses.
          Depreciation and Amortization: For the year ended December 31, 2009, depreciation and amortization increased by $16.8 million compared to the same period in 2008. The increase was primarily due to (a) an increase in depreciation of vessels by $11.8 million due to the increase of the owned fleet by nine vessels, (b) an increase by $4.3 million in amortization of favorable and unfavorable leases and (c) an increase of $3.0 million from Logistics business. The above increase was mitigated by a decrease of $2.3 million in backlog amortization.
          Provision for Losses on Accounts Receivable: For the year ended December 31, 2009, Navios Holdings provided $2.2 million for losses relating to receivables from vessels operations in comparison to a $2.7 million provision that the Company had performed during 2008 and relating to receivables of FFA trading counterparties.
          Interest Income from Investments in Finance Lease: Interest income from investments in finance lease decreased by $0.9 million to $1.3 million, or by 40.9% for the year ended December 31, 2009 as compared to $2.2 million for the year ended December 31, 2008. The decrease was mainly due to the sale of Obeliks on June 13, 2008. Two of the vessels acquired through the acquisition of Kleimar on February 2, 2007, Obeliks and Vanessa, have been leased out and qualified as finance leases.
          Interest Expense and Finance Cost, Net: Interest expense and finance cost for the year ended December 31, 2009 increased to $63.6 million, as compared to $49.1 million in the same period of 2008. This increase was mainly due to an increase (excluding Navios Logistics) in average outstanding loan balance from $324.0 million for the year ended December 31, 2008 to $555.1 million in the same period of 2009 (excluding the drawdowns relating to facilities for the construction of the Capesize vessels). This increase was mitigated by (a) a decrease in average LIBOR rate to 1.45% from 3.5% and (b) a decrease in interest expense and finance cost of $0.2 million due to the outstanding loan balances of Navios Logistics for the year ended December 31, 2009 as compared to the same period in 2008. Interest income decreased by $6.1 million to $1.7 million for the year ended December 31, 2009, as compared to $7.8 million for the same period of 2008. This is mainly attributable to the decrease in the average cash balances from $229.8 million in the year ended December 31, 2008 to $212.0 million in the same period of 2009, and the decrease in interest rates.

          Net Other Income and Expense: Net other expense increased by $7.4 million to $13.8 million for the year ended December 31, 2009, from $6.4 million for the same period in 2008. This increase was mainly due to (a) $13.8 million relating to available for sale securities which were reclassified to earnings and (b) $1.9 million increase in taxes of Navios Logistics. This increase was mitigated by (a) $6.1 million non-cash compensation income relating to the issuance of 1,000,000 subordinated units of Navios Partners , (b) $1.5 million cancellation fee recognized in 2008 relating to the cancellation of contracts to acquire three Capesize vessels.
          Gain on Derivatives: Income from derivatives decreased by $7.7 million to $0.4 million during the year ended December 31, 2009 as compared to $8.1 million for the year ended December 31, 2008. This decrease was mainly due to $21.4 million decrease in the gain from FFA derivatives. This decrease was mitigated by a decrease of $2.6 million on the loss from interest rate swaps during 2009 compared to 2008 and an increase of $11.1 million gain from the valuation of Navios Acquisition warrants. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange's
	Panamax Time
	Charter Average
	Index
May 20, 2008	$91,710	(a)
December 12, 2008	$3,537	(b)
January 19, 2009	$3,917	(c)
November 19, 2009	$35,819	(d)
December 31, 2009	$28,620	(*)

(a)	High for fiscal year 2008.

(b)	Low for fiscal year 2008.

(c)	Low for fiscal year 2009

(d)	High for fiscal year 2009

(*)	End of year rate
          Gain on Sale of Assets/Partial Sale of Subsidiary: The gain on sale of assets/partial sale of subsidiary for the year ended December 31, 2009 was $20.8 million, which resulted from $16.8 million from the sale of the Navios Sagittarius and $4.0 million from the sale of Navios Apollon to Navios Partners on June 10, 2009 and on October 29, 2009, respectively. The gain on sale of assets/partial sale of subsidiary for the year ended December 31, 2008 was $27.8 million and related to $24.9 million gain recognized from the sale of Navios Hope to Navios Partners on July 1, 2008, $2.7 million gain recognized from the partial sale of CNSA to the noncontrolling shareholders of Navios Logistics as part of the acquisition of Horamar in January 2008 and $0.2 million gain from the sale of Obeliks in June 2008 mentioned above.
For the year ended December 31, 2008 compared to the year ended December 31, 2007
          The following table presents consolidated revenue and expense information for each of the years ended December 31, 2008 and 2007 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2008 and 2007.

	Year ended	Year ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2008	2007
Revenue	$1,246,062	$758,420
Time charter, voyage and logistic business expenses	(1,066,239)	(557,573)
Direct vessel expenses	(26,621)	(27,892)
General and administrative expenses	(37,047)	(23,058)
Depreciation and amortization	(57,062)	(31,900)
Provision for losses on accounts receivable	(2,668)	—
Interest income from investments in finance lease	2,185	3,507
Interest income	7,753	10,819
Interest expense and finance cost, net	(49,128)	(51,089)
Gain on derivatives	8,092	25,100
Gain on sale of assets/partial sale of subsidiary	27,817	167,511
Other income	948	445
Other expense	(7,386)	(767)

Income before equity in net earnings of affiliated companies and joint venture	46,706	273,523
Equity in net earnings of affiliated companies and joint venture	17,431	1,929

Income before taxes	64,137	275,452
Income taxes	56,113	(4,451)

Net income	$120,250	$271,001
Less: Net income attributable to the noncontrolling interest	(1,723)	—

Net income attributable to Navios Holdings’ common stockholders	$118,527	$271,001

          Set forth below are selected historical and statistical data for Navios Holdings for each of the years ended December 31, 2008 and 2007 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2008	2007
FLEET DATA
Available days	22,817	19,219
Operating days	22,745	19,198
Fleet utilization	99.7%	99.9%
Equivalent vessels	62	53
AVERAGE DAILY RESULTS
Time Charter Equivalents	$45,566	$30,843
          During the year ended December 31, 2008, there were 3,598 more available days as compared to 2007. This was due mainly to the increase in short term fleet available days by 4,248 days, which was mitigated by a decrease of 650 days of owned and long term fleet available days following the sale to Navios Partners of five owned vessels and two chartered-in vessels in November 2007. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short term periods (less than one year). Fleet size and the corresponding “available days” will decrease if charters are not renewed or replaced.
          The average Time Charter Equivalent (TCE) rate for the year ended December 31, 2008 was $45,566 per day, $14,723 per day higher than the rate achieved in 2007. This was primarily due to the improvement in the freight market during the first nine months of 2008 compared to those achieved during the same period in 2007. Although the rates deteriorated in the last three months of 2008, this still resulted in higher average TCE rate for the year ended December 31, 2008 compared to that in 2007.
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
          General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Year ended	Year ended
(in thousands of U.S. dollars)	December 31, 2008	December 31, 2007
Payroll and related costs(1)	15,751	12,174
Professional, legal and audit fees(1)	4,775	5,975
Logistics business	8,045	507
Office expenses(1)	2,862	2,003
Other(1)	1,561	1,978

Sub-total	32,994	22,637

Credit risk insurance(1)	4,053	421

General and administrative expenses	37,047	23,058

(1)	Amounts do not include expenses of the logistics business.
          The increase in general and administrative expenses of $13.9 million to $37.0 million, or by 60.2%, for the year ended December 31, 2008, as compared to $23.1 million for the same period of 2007 is mainly attributable to (a) $3.6 million increase in payroll and related costs in connection with the expansion of Navios’ operations, including $2.1 million in stock plan expenses; (b) $7.5 million in general and administrative expenses attributable to the Logistics Business due to acquisition of Horamar in January 2008; (c) $3.6 million increase in expenses relating to credit risk insurance premium which were incurred beginning in the fourth quarter of 2007; and (d) $0.8 million increase in office expenses. This increase was mitigated by a $1.2 million decrease in professional, legal and audit expenses and $0.4 million related mainly to other administrative expenses.
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
          Interest Expense and Finance Cost, Net: Interest expense and finance cost for the year ended December 31, 2008 decreased to $49.1 million, as compared to $51.1 million in the same period of 2007. This decrease was mainly due to the decrease in average LIBOR rate to 3.50% for the year ended December 31, 2008 from 5.28% for the same period in 2007. This decrease was mitigated by an increase (excluding Navios Logistics) in average outstanding loan balance from $320.9 million for the year ended December 31, 2007 to $324.0 million in the same period of 2008 (excluding the drawdowns relating to facilities for the construction of the Capesize vessels and the $90.0 million revolving facility drawn in December 2008) and an increase in interest expense and finance cost during the year ended December 31, 2008 of $4.4 million due to the outstanding loan balances of Navios Logistics. Interest income decreased by $3.0 million to $7.8 million for the year ended December 31, 2008, as compared to $10.8 million for the same period of 2007. This is mainly attributable to the decrease in the average cash balances from $240.9 million in the year ended December 31, 2007 to $229.8 million in the same period of 2008, and the decrease in interest rates.
          Gain on Derivatives: Income from derivatives decreased by $17.0 million from $25.1 million gain during the year ended December 31, 2007 to $8.1 million gain for the year ended December 31, 2008. This decrease was mainly due to (a) $10.1 million decrease in the gain from FFA derivatives; (b) $1.6 million decrease from interest rate swaps and (c) $5.3 million decrease in gain from the valuation of Navios Acquisition warrants. The changes in fair values of the effective portion of FFAs qualifying for hedge accounting, representing unrealized losses at December 31, 2008 and 2007, of $0 and $19.9 million, respectively, were recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the remaining FFAs not qualifying for hedge accounting together with the ineffective portion of these qualifying for hedge accounting were recorded in the statement of income under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transactions affect earnings. On this basis approximately $19.9 million and $9.8 million losses have been reclassified to earnings for each of the years ended December 31, 2008 and 2007, respectively. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and can cause, significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both years. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s
	Panamax Time
	Charter Average
	Index
January 31, 2007	$31,719	(a)
October 30, 2007	$94,977	(b)
May 20, 2008	$91,710	(c)
December 12, 2008	$3,537	(d)

(a)	Low for fiscal year 2007.

(b)	High for fiscal year 2007.

(c)	High for fiscal year 2008.

(d)	Low for fiscal year 2008.
          Gain on Sale of Assets/Partial Sale of Subsidiary: The gain on sale of assets/partial sale of subsidiary for the year ended December 31, 2008 was $27.8 million and related mainly to the $24.9 million gain recognized from the sale of Navios Hope to Navios Partners on July 1, 2008, $2.7 million gain recognized from the partial sale of CNSA to the noncontrolling shareholders of Navios Logistics as part of the acquisition of Horamar in January 2008 and $0.2 million gain from the sale of Obeliks in June 2008 mentioned above.
          For the year ended December 31, 2007, the $167.5 million gain was related to the IPO of Navios Partners, during which Navios Holdings sold the interests of its eight wholly-owned subsidiaries having a net book value of $185.8 million in exchange for aggregate cash proceeds of $353.3 million.
          Net Other Income and Expense: Net other expense increased by $6.1 million to $6.4 million for the year ended December 31, 2008, from $0.3 million for the same period in 2007. This increase was mainly due to (a) recognition of a $1.5 million cancellation fee relating to the cancellation of contracts to acquire three Capesize vessels; (b) $1.2 million increase relating to voyage miscellaneous expenses; (c) $3.0 million increase in taxes following the acquisition of Horamar . The remaining $0.4 million of additional net losses relates mainly to miscellaneous expenses
Navios South American Logistics Inc.
          The following is a discussion of the financial condition and results of operations for the years ended December 31, 2009 and 2008 of Navios Logistics. The comparatives used in this discussion for Navios Logistics’ year ended December 31, 2008 are for both balance sheet and profit and loss purposes CNSA figures of the respective periods presented. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (US GAAP).

Recent Developments
Assets Acquisition:
          In February 2010, Navios Logistics took delivery of Sara H, a 9,000 dwt double hulled product oil tanker, which is chartered out for three years.
          On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave S.A. for cash consideration of $0.5 million and took delivery of the Nazira, a push-boat. The fair value of the asset at the acquisition date was $1.7 million and the goodwill arising from the acquisition amounted to $0.3 million.
          In June 2009, Navios Logistics took delivery of a product tanker vessel named Makenita H. The purchase price of the vessel (including direct costs) amounted to approximately $25.2 million. On December 15, 2009 HS Tankers Inc. entered into a loan facility to finance the acquisition cost of Makenita H for an amount of $24.0 million, which bears interest at a rate of LIBOR plus 225 bps. The loan will be repaid by installments that shall not be less than the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc, or (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed March 24, 2016. As of December 31, 2009, the outstanding amount under this facility was $24.0 million.
          In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay, which has been fully operational since August 2009 and has added an additional 80,000 metric tons storage capacity. The project was funded by Navios Logistics’ internally generated cash. For the construction of the new silo Navios Logistics paid an amount of $4.8 million during 2008 and $2.8 million was paid during 2009.
Factors affecting Navios Logistics’ results of operations
          For further discussion on factors affecting Navios Logistics’ results of operations see also item 3.D. “Risk Factors” included elsewhere in this Annual Report.
Charter and freight rates
          Shipping industry has been highly cyclical during the last two years. As a consequence, any eventual charter and freight rates depression in the future may adversely affect Navios Logistics’ future earnings and available cash flow. We cannot assure you that we will be able to successfully charter Navios Logistics’ vessels in the future, renew its existing charters or arrange the proper voyages at rates sufficient to allow us to operate Navios Logistics’ business profitably, to meet its obligations, including payment of debt service to its lenders. Navios Logistics’ ability to renew the charters on its vessels on the expiration or termination of current charters or contract the most suitable voyages for its fleet in order to have a full utilization of its vessels, barges and push boats will depend upon, among other things, economic conditions in the sectors in which the vessels, barges and push boats operate at that time, changes in the supply and demand for vessels, barges and push boats and changes in the supply and demand for the transportation of commodities.
Weather Conditions
          For Navios Logistics’ vessels, barges and push boats’ business, demand for services is driven mainly by products such as iron, grain and oil. Droughts and other adverse weather conditions, could result in a decline in production of the agricultural products Navios Logistics transports, and this could likely result in a reduction in demand for services. As Navios Logistics specializes in the transport and storage of liquid cargoes and as well as the transport of drybulk cargoes along the Hidrovia passing through Argentina, Bolivia, Brazil, Paraguay and Uruguay, any changes adversely affecting any of these regions, such as low water levels, could reduce or limit Navios Logistics’ ability to effectively transport cargo.
Foreign currency transactions
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
          A high percentage of Navios Logistics’ revenues (approximately 90%) is normally denominated in U.S. dollars, while the rest is denominated in Argentinean Pesos and Paraguayan Guaranies. However, almost half of total revenue is normally collected in Argentinean Pesos or Paraguayan Guaranies.
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

Financial Highlights
          The following table presents Navios Logistics’ consolidated revenue and expense information for each of the years ended December 31, 2009 and 2008, and of CNSA for the year ended December 31, 2007.

			CNSA
(Expressed in thousands of US Dollars )	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
Revenue	$138,890	$107,778	$9,689
Time charter, voyage and port terminal expenses	(94,040)	(70,268)	(3,860)
General and administrative expenses	(9,116)	(8,045)	(507)
Depreciation and amortization	(21,604)	(18,562)	(1,867)
Provision for losses on accounts receivable	(1,351)	—	—
Interest income	11	502	148
Interest expense and finance cost, net	(4,247)	(4,421)	—
Other income	947	948	4
Other expense	(4,821)	(2,980)	(644)

Income before taxes	$4,669	$4,952	$2,963
Income Taxes	1,863	(981)	—

Net income	6,532	3,971	2,963
Less: Net income attributable to the noncontrolling interest	(1,182)	(544)	—

Net income attributable to Navios Logistics’ stockholders	$5,350	$3,427	$2,963

The following table presents consolidated balance sheets of Navios Logistics as of December 31, 2009, and 2008.

(Expressed in thousands of US Dollars )	December 31,	December 31,
	2009	2008
ASSETS
Current assets
Cash and cash equivalents	26,927	11,516
Restricted cash	1,674	1,050
Accounts receivable, net	15,578	13,864
Due from affiliate companies	—	41
Short term backlog asset	—	44
Prepaid expenses and other current assets	13,598	6,041

Total current assets	57,777	32,556
Vessels, port terminal and other fixed assets, net	265,850	250,237
Deferred financing costs, net	870	420
Deferred dry dock and special survey costs, net	1,673	1,433
Other long term assets	9,435	9,535
Intangible assets other than goodwill	77,185	84,957
Goodwill	91,682	91,393

Total non-current assets	446,695	437,975

Total assets	504,472	470,531

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	17,954	10,165
Accrued expenses	7,520	9,058
Due to affiliate companies	94	—
Current portion of long term debt	5,829	3,137

Total current liabilities	31,397	22,360
Long term debt, net of current portion	114,564	78,191
Unfavorable lease terms	—	1,505
Long term liabilities	6,200	22,181
Deferred tax liability	22,777	26,573

Total non-current liabilities	143,541	128,450

Total liabilities	174,938	150,810

Commitments and contingencies	—	—
Stockholders’ equity
Common stock — $1 par value, authorized 20,000 shares	20	20
Additional paid-in capital	284,761	284,762
Retained earnings	8,778	3,427

Total Navios Logistics’ stockholders equity	293,559	288,209
Noncontrolling interest	35,975	31,512

Total equity	329,534	319,721

Total liabilities and equity	504,472	470,531

Period over Period Comparisons
          Navios Logistics has determined that it has two reportable segments: vessel, barges and push boat operations, and port terminal operations.
For the year ended December 31, 2009 compared to the year ended December 31, 2008
          Revenue: For the year ended December 31, 2009, Navios Logistics revenue increased by $31.1 million or 28.8% to $138.9 million, as compared to $107.8 million for the same period during 2008. Revenue from port terminal operations increased by $28.5 million or 131% to $50.2 million for the year ended December 31, 2009, as compared to $21.7 million for the same period during 2008. The increase was mainly attributable to (a) an increase in the ports’ volume of activities, primarily in the liquid port in Paraguay whose revenues, including revenues from sales of fuel, increased from $11.3 million for the year ended December 31, 2008 to $34.1 million for the same period in 2009; and (b) the new silo constructed at Navios Logistics’ port facilities in Uruguay, which had been fully operational since August 2009 and added an additional 80,000 metric tons of storage capacity. Revenue from vessels, barges and push boats increased by $2.6 million or 3.0% to $88.7 million for the year ended December 31, 2009, as compared to $86.1 million for the same period during 2008. This increase was mainly attributable to: (a) the delivery of the new fleet of liquid dry barges and push boats which were fully operational during the fourth quarter of 2009 compared to fourth quarter of 2008; and (b) the acquisition of Estefania H and Makenita H on July 25, 2008 and on June 2, 2009, respectively. Estefania H was fully operational during the year ended December 31, 2009 as compared to the same period in 2008 and Makenita H was operational for six months during 2009. The total increase was adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia Region. Low water levels started during the fourth quarter of 2008 and extended into 2009, have also affected the volumes carried. The continuation of low water levels in the upper stretch of the Paraguay River had a negative effect on the volumes carried also in the year ended December 31, 2009.
          Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and logistics business expenses increased by $23.7 million or 33.7% to $94.0 million for the year ended December 31, 2009, as compared to $70.3 million for the same period during 2008. Port terminal operations expenses for the year ended December 31, 2009 increased by $21.1 million or 148.6% to $35.3 million, as compared to $14.2 million for the same period during 2008. The increase is attributable to an increase in the ports volume of activities, basically in the liquid port in Paraguay, whose costs of operation, including costs of sale of fuels, increased from $9.7 million to $30.3 million in the period; and to the cost of operations of the new silo constructed at Navios Logistics port facilities in Uruguay. Time charter and voyage expenses of vessels, barges and push boats increased by $2.6 million or 4.6% to $58.7 million for the year ended December 31, 2009, as compared to $56.1 million for the same period in 2008. The increase was mainly attributable to an increase in payroll and related costs, insurance costs (all of them related to the new fleet acquired), fleet rent expenses and general expenses in the fleet business. Such increase was partially mitigated by a decrease in fuels consumed and a decrease in repairs and maintenance costs.
          General and Administrative Expenses: General and administrative expenses increased by $1.0 million or 12.3% to $9.1 million for the year ended December 31, 2009, as compared to $8.1 million for the same period during 2008. General and administrative expenses relating to port terminal operations increased by $0.4 million or 36.4% to $1.5 million for the year ended December 31, 2009, as compared to $1.1 million for the same period during 2008. General and administrative expenses relating to vessels, barges and push boats increased by $0.7 million or 8.6% to $7.6 million for the year ended December 31, 2009, as compared to $7.0 million for the same period during 2008. The increase was mainly attributable to an increase in salaries, audit and related fees and other administrative costs.
          Depreciation and Amortization: Depreciation and amortization expenses increased by $3.0 million or 16.1% to $21.6 million for the year ended December 31, 2009, as compared to $18.6 million for the same period of 2008. The main reason for the increase was the increase in depreciation of fixed assets by $3.2 million or 20.9% to $18.5 million for the year ended December 31, 2009, as compared to $15.3 million for the same period in 2008. The increase in depreciation expense was mainly attributable to: (a) the delivery of the new fleet of liquid and dry barges and push boats at the begining of the fourth quarter of 2008,; and (b) the acquisition of Estefania H and Makenita H on July 25, 2008 and on June 2, 2009, respectively. Estefania H was fully operational during the year ended December 31, 2009 as compared to the same period in 2008 and Makenita H was operational for six months during 2009. The increase was also attributable to the new silo constructed at Navios Logistics port facilities in Uruguay, which had been fully operational since August 2009. This increase was mitigated by a decrease of $0.2 million in amortization of intangible assets that amounted to $3.1 million for the year ended December 31, 2009.
          Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable amounted to $1.3 million for the year ended December 31, 2009. The main reason was the provision for bad debts for services rendered to customers including demmurages.
          Interest Income: Interest decreased by $0.5 million to $0 for the year ended December 31, 2009, as compared to $0.5 million for the same period in 2008.
          Interest Expense and Finance Cost, Net: Interest expense and finance costs, net, decreased by $0.2 million or 4.5% to $4.2 million for the year ended December 31, 2009, as compared to $4.4 million for the same period in 2008. The decrease was mainly attributable to a decrease in interest libor rates. This decrease was partially mitigated by the interest expense related to the new loans obtained for the acquisition of product tankers Estefania H and Makenita.
          Other Income/Expense, Net: Other expense, net increased by $1.8 million to $3.8 million for the year ended December 31, 2009, as compared to $2.0 million for the same period in 2008, mainly due to exchange rate differences and taxes other-than-income tax.
          Income Taxes: Net income taxes for the year ended December 31, 2009 decreased by $2.9 million or 290% to an income of $1.9 million, as compared to a loss of $1.0 million for the same period in 2008. The variation was mainly due to the reversal of deferred income tax liabilities. Income taxes consist of corporate income taxes calculated for certain subsidiaries of Navios Logistics.
For the year ended December 31, 2008 compared to the year ended December 31, 2007
          Revenue: For the year ended December 31, 2008 Navios Logistics’ revenue increased by $98.1 million or 1,011.3% to $107.8 million as compared to $9.7 million for the same period during 2007. Revenue from port terminal operations amounted to $21.7 million and revenue from vessels, barges and push boats amounted to $86.1 million. The main reason for the increase was the acquisition of Horamar in January 2008 which contributed $97.3 million of revenues for the year ended December 31, 2008, while the rest was due to the increase in revenue of CNSA by $0.8 million to $10.5 million for the year ended December 31, 2008 compared to $9.7 million for the same period in 2007.
          Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses for the year ended December 31, 2008 increased by $66.4 million or 1,702.6% to $70.3 million as compared to $3.9 million for the same period during 2007. Port terminal expenses for the year ended December 31, 2008 amounted to $14.2 million while the remaining $56.1 million related to time charter, voyage expenses of vessels, barges and push boats. The main reason for the increase was the acquisition of Horamar which resulted in an increase of $65.8 million and the increase in CNSA expenses by $0.6 million to $4.5 million for the year ended December 31, 2008, as compared to $3.9 million for the same period in 2007 which is attributable to an increase in employee salaries and other port operational costs.
          General and Administrative Expenses: General and administrative expenses increased by $7.6 million or 1,520.0% to $8.1 million for the year ended December 31, 2008 as compared to $0.5 million for the same period during 2007. General and administrative expenses for the year ended December 31, 2008 relating to port terminal operations amounted to $1.1 million while the remaining amount of $7.0 million relates to general and administrative expenses from vessels, barges and push boats’ operations. The main reason for the increase was the acquisition of Horamar which resulted in an increase of $7.3 million and the increase in CNSA general and administrative expenses by $0.3 million to $0.8 million for the year ended December 31, 2008, as compared to $0.5 million for the same period in 2007, which is attributable to an increase in employee salaries and increase in legal and audit fees.
          Depreciation and Amortization: Depreciation and amortization expense increased by $16.7 million or 878.9% to $18.6 million for the year ended December 31, 2008, as compared to $1.9 million for the same period of 2007. Depreciation of tangible assets amounted to $15.3 million and amortization of intangible assets amounted to $3.3 million. The increase of $16.7 million in depreciation and amortization expense was due to purchase price allocation adjustments following the acquisition of Horamar.
          Interest Income: Interest income increased by $0.4 million to $0.5 million for the year ended December 31, 2008, as compared to $0.1 million for the same period in 2007 and is mainly attributable to interest income resulting from the acquisition of Horamar.
          Interest Expense and Finance Cost, Net: Interest expense and finance costs, net, increased by $4.4 million for the year ended December 31, 2008 as compared to $0 million for the year ended December 31, 2007. Interest expense amounted to $3.9 million and the remaining $0.5 million due to various finance costs. The main reason for the increase was the debt assumed following the acquisition of Horamar and the $70.0 million loan with Marfin Egnatia Bank concluded in March 2008, which contributed to the total increase. In 2007, there was no loan outstanding in CNSA, and therefore, there was no interest expense.
          Other Income/Expense, Net: Other expense, net, increased by $1.4 million or 233.3% to $2.0 million for the year ended December 31, 2008, as compared to $0.6 million for the year ended December 31, 2007. This increase is mainly attributable to the acquisition of Horamar.
          Income Taxes: Income taxes, increased to $1.0 million for the year ended December 31, 2008, as compared to $0 for the same period in 2007. The main reason for the increase was the acquisition of Horamar. Income taxes consist of income taxes calculated for certain subsidiaries of Navios South American Logistics, which are subject to corporate income tax.

Balance Sheet highlights
Investing activities
          On July 25, 2008, Navios Logistics took delivery of a product tanker vessel named the Estefania H. The purchase price of the vessel (including direct costs) amounted to approximately $19.9 million.
          During September 2008, Navios Logistics acquired a fleet of liquid and dry barges and push boats for transporting dry and liquid cargo on the river in the Hidrovia Region, representing six convoys. The total cost of the acquisition including transportation costs amounted to approximately $72.1 million. The fleet was fully operational at the end of the first quarter of 2009. Before this transaction, Navios Logistics controlled approximately 110 barges, pushboats and vessels and two docking platforms. As a result of this transaction, Navios Logistics controls a fleet with more than 230 barges, pushboats and other vessels and 2 docking platforms.
          In September 2008, Navios Logistics began construction of a new silo at its port facilities in Uruguay. The silo was fully operational as of the beginning of the third quarter of 2009 and it added an additional 80,000 metric tons of storage capacity. For the construction of the new silo Navios Logistics paid an amount of $7.5 million of which $2.7 million were paid during the year ended December 31, 2009.
          On June 2, 2009, Navios Logistics took delivery of a product tanker vessel named the Makenita H. The purchase price of the vessel (including direct costs) amounted to approximately $25.2 million.
          On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave S.A. for cash consideration of $0.5 million and took delivery of the Nazira, a push-boat.
Financing activities
          On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility with Marfin Egnatia Bank S.A. for the purpose of providing Nauticler S.A. with investment capital to be used in connection with the acquisition of a fleet of barges and pushboats. The loan is repayable in one installment and bears interest at LIBOR plus 175 bps. In March 2009, Nauticler S.A. transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The amended facility provides for an additional one-year extension, by March 2012, and an increase in margin to 275 bps.
          On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18.7 million which bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of Estefania H. The loan will be repaid by installments of not less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date shall not extend beyond May 15, 2016. As of December 31, 2009, the amount outstanding under this facility was $16.2 million.
          In connection with the acquisition of Hidronave S.A on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave in 2001 in order to finance the building of a pushboat (Nazira). As of December 31, 2009, the outstanding loan balance was $0.8 million. The loan facility bears a fixed interest rate of 600 bps. The loan will be repaid by installments of $5,740 each and the final repayment date shall not extend beyond August 10, 2021.
          On December 15, 2009 HS Tankers Inc. entered into a loan facility for an amount of up to $24.0 million, which bears interest at LIBOR plus 225 bps to finance the acquisition cost of Makenita H. The loan will be repaid by installments of not less than 90% of the amount of the last hire payment due to be paid to HS Tankers Inc prior to the repayment date and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. As of December 31, 2009, the amount outstanding under this facility was $24.0 million.
          EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Navios Logistics uses EBITDA because Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and because it is used by certain investors to measure Navios Logistics’ ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. Navios Logistics also uses EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Navios Logistics’ calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation. Adjusted EBITDA is not relevant to the Navios Logistics’ business.
EBITDA Reconciliation to Net Income

			CNSA
	Year ended	Year ended	Year ended
(Expressed in thousands of U.S. dollars)	December 31, 2009	December 31, 2008	December 31, 2007
Net income	$5,350	$3,427	$2,963
Depreciation and amortization	21,604	18,562	1,867
Dry dock amortization	270	27	—
Interest income	(11)	(502)	(148)
Interest expense and finance cost, net	4,247	4,421	—
Income taxes	(1,863)	981	—

EBITDA	$29,597	$26,916	$4,682

          EBITDA increased by $2.7 million to $29.6 million for the year ended December 31, 2009 as compared to $26.9 million for the same period of 2008. The increase is mainly attributable to the increase in revenue by $31.1 million. The above increase was mitigated mainly by: (a) a $23.7 million increase in time charter, voyage expenses and port terminal expenses; (b) a $1.0 million increase in general and administrative expenses; (c) a $1.8 million increase in other income and expenses, net; (d) $1.3 million increase in provision for losses on accounts receivable; and (e) a $0.6 million increase in noncontrolling interest.
          EBITDA increased by $22.2 million to $26.9 million for the year ended December 31, 2008, as compared to $4.7 million for the year ended December 31, 2007. The increase is mainly attributable to (a) the increase in revenue by $98.1 million to $107.8 million for the year ended December 31, 2008, as compared to $9.7 million for the same period during 2007. The above increase was mitigated mainly by (a) the increase in time charter, voyage expenses and port terminal expenses by $66.4 million; (b) the increase in general and administrative expenses by $7.6 million; (c) the increase in net other expense by $1.4 million; and (d) a $0.5 million increase in noncontrolling interest.

Purchase Accounting
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed a) $112.2 million in cash and b) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for a) $112.2 million in cash, of which $5.0 million was kept in escrow ($2.5 million as of December 31, 2009) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares still kept as of December 31, 2009) pending the EBITDA Adjustment.
          In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2.5 million in cash and 503 shares were released to the shareholders of Horamar. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2010.
          The acquisition was accounted for under the purchase method according to which Horamar’s assets and liabilities were revalued to 100% of their respective fair values. CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction.
          Goodwill arising from the acquisition has all been allocated to the Navios Holdings’ Logistics Business segment. None of the goodwill is deductible for tax purposes.
          On October 29, 2009, Navios Logistics acquired the 51% of the outstanding share capital of Hidronave S.A. for a cash consideration of $0.5 million and took delivery of the Nazira, a push-boat. The fair value of the asset at the acquisition date was $1.7 million and the goodwill arising from the acquisition amounted to $0.3 million and has all been allocated to the company’s Logistics segment.
Non-Guarantor Subsidiary
          Our non-guarantor subsidiary, Navios Logistics (after deducting the noncontrolling interest), accounted for approximately $138.9 million, or 23.2% of our total revenue, $3.5 million, or 5.2%, of our net income and approximately $27.8 million, or 13.4%, of Adjusted EBITDA, in each case for the year ended December 31, 2009, $107.8 million, or 8.7% of our total revenue, $2.2 million, or 1.9%, of our net income and approximately $28.5 million, or 17.2%, of Adjusted EBITDA, in each case for the year ended December 31, 2008, and to $9.7 million, or 1.2% of our total revenue, $3.0 million, or 1.1%, of our net income and approximately $4.7 million, or 1.3%, of Adjusted EBITDA, in each case for the year ended December 31, 2007
B. Liquidity and Capital Resources
          Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and bank loans. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of bank loans and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
          In November 2008, the Board of Directors approved a share repurchase program of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of Navios Holdings’ credit facilities and senior notes. During the year ended December 31, 2009, 331,900 shares were repurchased under this program for a total consideration of $0.7 million. Since the initiation of the program, 907,480 shares have been repurchased for a total consideration of $1.8 million.
          The following table presents cash flow information for each of the years ended December 31, 2009, 2008 and 2007.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(in thousands of U.S. Dollars)	2009	2008	2007
Net cash provided by /(used in) operating activities	$216,451	$(28,388)	$128,075
Net cash used in investing activities	(802,538)	(452,637)	(16,451)
Net cash provided by financing activities	626,396	187,082	216,285

Increase / (decrease) in cash and cash equivalents	40,309	(293,943)	327,909
Cash and cash equivalents, beginning of year	133,624	427,567	99,658

Cash and cash equivalents, end of year	$173,933	$133,624	$427,567

Cash provided by operating activities for the year ended December 31, 2009 as compared to the cash used in operating activities for the year ended December 31, 2008:
          Net cash from operating activities decreased by $156.5 million to $216.5 million cash provided by operating activities for the year ended December 31, 2009 as compared to $28.4 million cash used in operating activities for the year ended December 31, 2008. In determining net cash from operating activities, net income is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

	Year Ended	Year Ended
(in thousands of U.S. Dollars)	December 31,	December 31,
	2009	2008
Net income	$70,964	$120,250
Adjustments to reconcile net income to net cash (used in)/ provided by operating activities:
Depreciation and amortization	73,885	57,062
Amortization and write-off of deferred financing cost	6,682	2,077
Amortization of deferred dry dock costs	2,441	1,933
Provision for losses on accounts receivable	2,237	2,668
Unrealized (gain)/loss on derivatives	(1,674)	8,220
Unrealized (gain)/loss on warrants	(5,863)	5,282
Unrealized (gain)/loss on interest rate swaps	(1,774)	1,874
Share based compensation	2,187	2,694
Gains on sale of assets/partial sale of subsidiary	(20,785)	(27,817)
Deferred taxes	(1,565)	(56,113)
Earnings in affiliates and joint ventures, net of dividends received	(1,355)	(4,517)
Compensation income	(6,082)	—
Unrealized loss on available for sale securities	13,778	—
Net income adjusted for non-cash items	133,076	113,613

          The net fair value of open FFA trades as included in the balance sheet at December 31, 2009, was higher than in the same period of 2008 and amounted to $18.7 million and $15.5 million, respectively, reflecting the marked-to-market values at the end of the respective years.
          The liability for derivative accounts decreased during the year ended December 31, 2009 by $71.6 million due to movement in the unrealized component of NOS ASA and LCH portfolios, directly affecting the cash flow statement, changing from a $83.3 million loss to a $10.2 million loss and the payments relating to interest rate swaps of $1.5 million.
          Restricted cash increased by $89.3 million from $17.9 million at December 31, 2008 to $107.2 million at December 31, 2009. The primary reason for this increase was (a) the amount of $90.9 million prepaid upon the issuance of the ship mortgage notes and currently held in a pledged account with HSH Nordbank and Commerzbank AG to be released to the Company subject to nominations of substitute vessels agreed by the bank which forms part of financing activities, (b) $9.5 million following the amendment of the facility with HSH Nordbank and Commerzbank AG in March 2009, according to which Navios Holdings is obliged to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009) and (c) $0.6 million increase in restricted cash of Navios Logistics. This increase was partially mitigated by (a) a decrease in deposits made to NOS ASA and LCH in 2009 with respect to FFAs trading by $1.1 million and $8.9 million, respectively, due to the decrease in the number of trades with NOS ASA and LCH at year end 2009 compared with the same period in 2008 and (b) $1.7 million decrease in other pledged accounts.
          Accounts receivable, net, decreased by $31.3 million from $109.8 million at December 31, 2008 to $78.5 million at December 31, 2009. The primary reason was a decrease in the receivable amount from FFA trading partners which decreased by $37.8 million from $53.8 million at December 31, 2008 to $16.0 million at December 31, 2009 and a decrease in all other receivable categories by $3.4 million. This decrease was offset by a $9.9 million increase in other categories of accounts receivable.
          Prepaid expenses and other current assets decreased by $0.6 million from $28.3 million at December 31, 2008 to $27.7 million at December 31, 2009. The main reason was a decrease in claims receivables of $2.6 million and the decrease in prepaid voyage and operating costs of $5.6 million. This increase was offset by an increase in inventories of $3.4 million, an increase of $2.3 million in contributions from noncontrolling shareholders (relates to pending contributions from noncontrolling shareholders of Malva H, Estefania H and Makenita H), an increase of $0.5 million in prepaid taxes and a net increase in other assets of $1.4 million.
          Accounts payable decreased by $10.5 million from $72.5 million at December 31, 2008 to $62.0 million at December 31, 2009. The primary reasons were the decrease in the amount due to FFA trading counterparties, which decreased by $30.1 million during the year ended December 31, 2009, the decrease by $1.0 million in legal, audit and consulting payables and the net decrease by $1.8 million in other accounts payable. This decrease was mitigated by an increase of (a) $10.4 million in accounts payable trade to head owners, (b) $1.4 million in accounts payable to port agents, (c) $2.8 million in bunkers and lubricants suppliers, and (d) $7.8 million in accounts payable relating to logistics business.
          Accrued expenses increased by $13.5 million to $48.0 million at December 31, 2009 from $34.5 million at December 31, 2008. The primary reason was an increase in accrued interest of $6.1 million, an increase of $3.2 million in accrued expenses relating to direct vessel expenses, an increase of $2.8 million in accrued trade payables, an increase of $0.5 million in dividend payable relating to the preferred stock issued during 2009, an increase of $0.4 million in consultancy and legal fees and a net increase of $0.5 million in all other categories.
          Deferred income and cash received in advance decreased by $1.8 million to $9.5 million at December 31, 2009 from $11.3 million at December 31, 2008. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of Navios Hope, Navios Apollon and Navios Sagittarius to Navios Partners to be amortized over the next year amounting to $3.7 million. The primary reason for the decrease in deferred income was the decrease in deferred freight by $7.6 million and the net decrease of $1.0 million in all other categories deferred hire, which increased by $4.3 million and deferred gain from the sale of assets that increased by $2.5 million.
Cash used in investing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:
          Cash used in investing activities was $802.5 million for the year ended December 31, 2009, or an increase of $349.9 million from $452.6 million from the same period in 2008.
          Cash used in investing activities was the result of: (a) the payment of $25.6 million and $31.6 million cash portion for the acquisition of the Navios Vega in February 2009 and Navios Celestial in September 2009 respectively, and $455.6 million cash portion for the acquisition of seven Capesize vessels (Navios Bonavis, Navios Happiness, Navios Pollux, Navios Aurora II, Navios Lumen, Navios Phoenix and Navios Stellar); (b) the deposits for acquisitions of Capesize vessels under construction amounting to $238.8 million; (c) $90.9 million that are kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed by the bank; (d) the purchase of other fixed assets amounting $26.9 million mainly relating to the construction of the new silo of Navios Logistics and the acquisition of the tanker vessel Makenita H; and (e) the payment of $0.4 million for the acquisition of Hidronave S.A. net of cash acquired. The above was offset by $0.5 million received in connection with the capital lease receivable and by $66.6 million consideration received for the sale of Navios Apollon and for the sale of the rights of the Navios Sagittarius to Navios Partners.
          Cash used in investing activities was $452.6 million for the year ended December 31, 2008. This was the result of (a) the payment of $110.1 million (net of acquired cash of $5.6 million) for the acquisition of Horamar, (b) the acquisition of the vessels Navios Orbiter, Navios Hope and Navios Ulysses for an aggregate amount of $118.8 million, (c) the deposits on vessel acquisitions amounting to $197.9 million relating to the deposits for the eight Capesize vessels that were to be delivered on various dates through the fourth quarter of 2009 and the two Ultra Handymaxes, delivered on each of October 10, 2008 and February 18, 2009, and (d) the purchase of other fixed assets amounting to $100.8 million mainly relating to the acquisition of tanker vessels, barges and push boats. The above was offset by $4.8 million received in connection with the finance lease receivable, the proceeds of $35.1 million from the sale of Obeliks and $35.0 million cash proceeds from the sale of Navios Hope to Navios Partners.
Cash provided by financing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:
          Cash provided by financing activities was $626.4 million for the year ended December 31, 2009, as compared to $187.1 million for the same period of 2008.
          Cash provided by financing activities for the year ended December 31, 2009 was the result of $603.2 million of loan proceeds (net of relating financing fees of $18.1 million) in connection with (a) $48.5 million drawdown from the loan facility with DNB NOR BANK ASA for the construction of one Capesize vessel, (b) $124.5 million drawdown from the loan facilities of Emporiki Bank of Greece for the construction of two Capesize vessels, (c) a $60.0 million drawdown from Commerzbank for the acquisition of the Navios Bonavis, (d) $115.8 million million drawdown from Commerzbank for the construction of three Capesize vessels, (e) $120.0 million drawdown from Deka Bank for the acquisition of two Capesize vessels, (f) $20.0 million drawdown of the unsecured bond for the acquisition of Navios Pollux, (g) $110.0 million drawdown from the Marfin Egnatia Bank loan facility and (h) the net movement of $22.5 from the Logistics loan due to the drawdown for the construction of Makenita H and the acquisition of Hidronave S.A. This was offset by: (a) the acquisition of treasury stock amounting to $0.7 million; (b) the $9.5 million increase in restricted cash required under the amendment in one of its facility agreements; (c) the $27.6 million of dividends paid during 2009 in connection with the third quarter and fourth quarter of 2008 and the first and second quarters of 2009; and (d) a $334.0 million repayment of Navios Holdings’ outstanding debt.
          Cash provided by financing activities for the year ended December 31, 2008 was the result of $119.8 million in loan proceeds (net of relating finance fees of $2.3 million) in connection with the loan facility of Nauticler S.A. of $70.0 million, the loan facilities with DNB NOR BANK ASA of $18.0 million and Emporiki Bank of Greece of $34.1 million for the construction of four Capesize vessels, $90.0 million drawdown from the revolving facility with Marfin Egnatia Bank, $102.7 million drawdowns from the available HSH revolving facility, and $6.7 million of cash proceeds relating to the issuance of common stock through exercise of warrants. This was offset by (a) the acquisition of treasury stock amounting to $51.0 million, (b) the $52.6 million repayment of Navios Holdings’ outstanding debt, and (c) $28.6 million of dividends paid.
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
          Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of Navios Hope to Navios Partners to be amortized over the next year amounting to $1.2 million. Deferred freight decreased by $11.2 million and deferred hire decreased by $10.0 million as a result of the decrease in the number of voyages extending over the period end.
Cash used in investing activities for the year ended December 31, 2008 as compared to the year ended December 31, 2007:
          Cash used in investing activities was $452.6 million for the year ended December 31, 2008, or an increase of $436.1 million from $16.5 million for the same period in 2007.
          Cash used in investing activities was the result of (a) the payment of $110.1 million (net of acquired cash of $5.6 million) for the acquisition of Horamar, (b) the acquisition of the vessels Navios Orbiter, Navios Hope and Navios Ulysses amounting to $118.8 million, (c) the deposits on vessel acquisitions amounting to $197.9 million relating mainly to the deposits for the eight Capesize vessels to be delivered in various dates until the fourth quarter of 2009 and the two Ultra Handymaxes, delivered on October 10, 2008 and on February 18, 2009, and (d) the purchase of other fixed assets amounting to $100.8 million mainly relating to the acquisition of tanker vessels, barges and push boats. The above was offset by $4.8 million received in connection with the finance lease receivable, the proceeds of $35.1 million from the sale of Obeliks and $35.0 million cash proceeds from the sale of Navios Hope to Navios Partners.
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
Adjusted EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings uses Adjusted EBITDA because Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also uses Adjusted EBITDA: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
          Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.
          Adjusted EBITDA for the years ended December 31, 2009 and 2008 was $206.8 million and $165.5 million, respectively. The $41.3 million increase in EBITDA was primarily due to: (a) a decrease in time charter, voyage and logistic business expenses by $712.4 million from $1,066.2 million in 2008 to $353.8 million in the same period in 2009; (b) an increase in equity in net earnings from affiliated companies by $11.8 million from $17.4 million in 2008 to $29.2 million for the same period of 2009. This overall favorable variance of $724.2 million was mitigated mainly by (a) a decrease in revenue by $647.4 million from $1,246.1 million in 2008 to $598.7 million for the same period in 2009; (b) an increase in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs) by $4.3 million from $24.7 million in 2008 to $29.0 million for the same period in 2009; (c) an increase in general and administrative expenses by $4.4 million from $37.3 million in 2008 to $41.7 million for the same period in 2009 (excluding $2.2 million and $2.7 million share-based compensation for 2009 and 2008, respectively); (d) a decrease in gain from derivatives by $7.7 million from $8.1 million in 2008 to $0.4 million for the same period in 2009; (e) an increase in net other expenses by $10.8 million; (f) an increase in income attributable to noncontrolling interests by $1.3 million; and (g) a decrease in gains from sale of assets by $7.0 million.
          Adjusted EBITDA for the years ended December 31, 2008 and 2007 was $165.5 million and $349.9 million, respectively. The decrease in Adjusted EBITDA of $184.4 million was due to: (a) the $167.5 million gain recognized from sale of assets of Navios Holdings to Navios Partners in November 2007; (b) a decrease in gain from derivatives by $17.0 million from $25.1 million in the year ended December 31, 2007 to $8.1 million in the same period in 2008; (c) an increase in time charter, voyage and logistic business expenses by $508.6 million from $557.6 million in the year ended December 31, 2007 to $1,066.2 million in the same period in 2008; (d) an increase in general and administrative expenses by $11.9 million from $22.5 million in the year ended December 31, 2007 to $34.4 million for the same period in 2008 (excluding $2.7 million and $0.6 million share-based compensation for the year ended December 31, 2008 and 2007, respectively); (e) a $1.3 million decrease in interest income from finance leases; (f) a $1.7 million decrease due to noncontrolling interest; (g) $2.7 million of write off of doubtful accounts relating to FFA trading; and (h) a $6.1 million increase in net other expenses. This overall unfavorable variance of $716.8 million was mitigated by $27.8 million gain recognized on sale of vessels Obeliks and Navios Hope and of CNSA to the noncontrolling shareholders of Navios Logistics in 2008, $487.6 million increase in revenue, $15.5 million increase in equity in net earnings from affiliated companies and $1.5 million decrease in direct vessel expenses (excluding the amortization of deferred dry dock and special survey costs).

Long-Term Debt Obligations and Credit Arrangements:
          Senior Notes: In December 2006, the Company issued $300.0 million senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
          Ship Mortgage Notes: In November 2009, the Company issued $400.0 million first priority ship mortgage notes due on November 1, 2017 at 8.875% fixed rate. The ship mortgage notes are senior obligations of Navios Holdings and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of our direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of our subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105.0 million from the proceeds of the issuance into an escrow account. In December 2009, this amount was released to partially finance the acquisition of two designated Capesize vessels. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement, the Company and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the ship mortgage notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
          HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. After such amendment the term loan facility was repayable in 19 quarterly payments of $2.6 million, seven quarterly payments of $5.7 million and a balloon payment of $166.4 million. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the SVM ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010. The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance to total debt percentage and minimum liquidity. It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
          The revolving credit facility is available for future acquisitions and general corporate and working capital purposes. Following the sale of Navios Apollon on October 29, 2009, Navios Holdings prepaid $13.5 million of the loan facility and permanently reduced its revolving credit facility by $4.8 million.
          Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on 10 vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197.6 million, of which $195.0 million was funded from the issuance of the ship mortgage notes and the remaining $2.6 million from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26.7 million and the term loan by $80.0 million. The Company further agreed with HSH Nordbank and Commerzbank AG that an amount of $90.9 million will be kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed by the bank. Further the amount of $13.5 million prepaid for the sale of Navios Apollon was also kept in the same escrow account.
          As of December 31, 2009, the amount available under the revolving facility was $25.0 million and the amount drawn was $23.9 million.
          Emporiki Facility: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above mentioned agreement, the amount of the facility had been changed to up to $130.0 million. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2009, the amount drawn was $113.9 million. The amended facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6.0 million and 10 semi-annual installments of $4.0 million with a final payment of $30.0 million on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with the covenants contained in the senior notes.
          DNB Facility: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66.5 million has been cancelled following the cancellation of construction of one of the two Capesize bulk carriers. As of December 31, 2009, the total available amount of $66.5 million was drawn. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2.9 million, with a final payment of $34.6 million on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement.
          Marfin Revolving Facility: In December 2008, Navios Holdings entered into a $90.0 million revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan is repayable in one installment in December 2010 and bears interest based on a margin of 275 bps. The facility contains customary covenants and requires compliance with certain of the covenants contained in the indenture governing the existing senior notes. Following the issuance of the ship mortgage notes in November 2009, the ship mortgage previously secured by this revolving facility was fully released in connection with the partial repayment of the facility with approximately $83.4 million and the remaining balance amount of $6.6 million was fully repaid in December 2009.
          Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of December 31, 2009, the full amount was drawn following the delivery of the two Capesize vessels.
          Convertible Debt: In February 2009, Navios Holdings issued a $33.5 million convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 105% of the principal amount to be redeemed and any time thereafter, at redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
          Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used to finance the pre-delivery installments for the construction of two Capesize vessels and for general corporate purposes. Originally, $57.2 million of the facility were repayable upon delivery of two Capesize vessels during 2009 and the remaining in one installment in February 2011. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. As of December 31, 2009, $34.0 million was outstanding under this facility.
          Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. The principal amount for the three Capesize vessels under construction is available for partial drawdown according to the terms of the payment of the shipbuilding contracts. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $0.9 million with a final payment of $24.7 million on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of December 31, 2009, the outstanding amount was $174.1 million. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants.

          Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
          Emporiki Facility: In August 2009, Navios Holdings entered into a loan agreement with Emporiki Bank of Greece of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of December 31, 2009, $61.7 million was drawn under this facility. After delivery of the vessels the loan also requires compliance with certain financial covenants.
          DVB Facility: On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and is repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of December 31, 2009, $16.2 million was outstanding under this facility.
          Navios Logistics loans:
          On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 bps. As of December 31, 2009, the amount outstanding under this facility was $70.0 million.
          In connection with the acquisition of Horamar, Navios Logistics assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,900 dwt double hull tanker (Malva H). After the vessel delivery the interest rate is LIBOR plus 150 bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, upon two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of December 31, 2009, the amount outstanding under this facility was $8.0 million.
          In connection with the acquisition of Horamar, Navios Logistics assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan will be repaid by five equal installments of $0.5 million, three of which were made in November 2008, June 2009 and January 2010 and the remaining two will be repaid in August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo). As of December 31, 2009, the amount outstanding under this facility was $1.4 million.
          On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18.7 million which bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of Estefania H. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date shall not extend beyond May 15, 2016. As of December 31, 2009, the amount outstanding under this facility was $16.2 million. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          On December 15, 2009, HS Tankers Inc. entered into a loan facility in order to finance the acquisition cost of Makenita H for an amount of $24.0 million which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The amount of each installment shall be (a) not less than 90% of the amount of the last hire payment due to be paid to HS Tankers Inc prior to the repayment date and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. As of December 31, 2009, the amount outstanding under this facility was $24.0 million. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the building of a pushboat (Nazira). As of December 31, 2009, the outstanding loan balance was $0.8 million. The loan facility bears a fixed interest rate of 600 bps. The loan will be repaid by installments of $5,740 each and the final repayment date shall not extend beyond August 10, 2021. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          The maturity table below reflects the principal payments of all credit facilities outstanding as of December 31, 2009 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior notes. The maturity table below includes in the amount shown for 2015 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2011.

Year	Amount in thousands of USD
2010	$59,804
2011	80,991
2012	174,831
2013	60,327
2014	471,354
2015 and thereafter	783,650

1,630,957

     Working Capital Position: On December 31, 2009, Navios Holdings’ current assets totaled $427.7 million, while current liabilities totaled $196.1 million, resulting in a positive working capital position of $231.6 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2010 and 2011 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2010 and 2011.
     While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.
     Capital expenditures: Since 2007, the Company has entered into agreements for the acquisition of a total of 17 newbuild Capesize vessels. In November 2008, the Company terminated three of the above contracts. All Capesize vessels were scheduled for delivery on various dates throughout 2009 until March 2011. As of December 31, 2009, the Company took delivery of seven Capesize vessels, Navios Bonavis, Navios Happiness, Navios Pollux, Navios Aurora II, Navios Lumen, Navios Phoenix and Navios Stellar. The remaining capital obligations at December 31, 2009 amounted to approximately $275.0 million.
     Concentration of Credit Risk: Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the years ended December 31, 2009 and 2008, one customer accounted for 13.2% of the Company’s revenue and for the year ended December 31, 2008 none of the customers accounted for more than 10% of the Company’s revenue.
     In addition we have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy for the remaining term of the charter-out contract (subject to applicable deductibles and other customary limitations for insurance).
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
     Not applicable.
D. Trend information
     Not applicable.
E. Off-Balance Sheet Arrangements
     Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. With the exception of payments made during the year ended December 31, 2009, future minimum rental payments under Navios Holdings’ non-cancelable operating leases are disclosed in Navios Holdings’ Consolidated Financial Statements. As of December 31, 2009, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $2.2 million issued by various banks in favor of various organizations of which $2.2 million are collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued no guarantees to third parties at December 31, 2009 and 2008.
     As of December 31, 2009, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $6.0 million. According to the acquisition agreement, if such cases are materialized against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect the Company’s financial position, results of operations or liquidity.

F. Contractual Obligations as at December 31, 2009:
Payment due by period ($ in millions)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-Term Debt obligations(i)(ii) (iii)	1,630.9	59.8	255.8	531.7	783.6
Operating Lease Obligations (Time Charters)	905.5	114.6	205.9	192.7	392.3
Operating Lease Obligations Push Boats and Barges	19.4	3.9	7.8	7.7	—
Vessel Deposits(iv)	275.0	256.0	19.0	—	—
Rent Obligations(v)	14.3	2.0	3.2	3.1	6.0

Total	2,845.1	436.3	491.7	735.2	1,181.9

(i)	The amount identified does not include interest costs associated with the outstanding credit facilities which are based on LIBOR or applicable interest rate swap rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.5% to 2.75% per annum.

(ii)	Following the amendment of the facility agreement with HSH Nordbank and Commerzbank A.G in March 2009, Navios Holdings has to accumulate $14.0 million of cash reserves into a pledged account with the agent bank ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, which commenced in January 2009).

(iii)	The long-term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout March 2011.

(iv)	Future remaining contractual deposits for the seven owned Capesize vessels to be delivered in various dates until March 2011.

(v)	In October 2006, the Company signed an agreement with a third party to sublease approximately 2,000 square feet of its Norwalk office. Navios Corporation leases also approximately 11,923 square feet of space at 825 3rd Avenue, New York, pursuant to a lease that expires on April 29, 2019. Kleimar has leased approximately 387 square meters to locate its offices. Navios Logistics has several lease agreements to locate its offices. The table above incorporates only the lease obligation of the offices indicated in this footnote.
Recent Accounting Pronouncements
Noncontrolling Interests in Consolidated Financial Statements
          In December 2007, the Financial Accounting Standards Board (“FASB”) issued guidance which states that accounting and reporting for noncontrolling interests will be recharacterized as noncontrolling interests and classified as a component of equity. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Guidance applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The guidance was effective as of January 1, 2009 and the consolidated financial statements were updated to reflect the reporting and disclosure requirements.
Business Combinations
          In December 2007, the FASB issued guidance which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The guidance was effective for Navios Holdings for business combinations after January 1, 2009 and it did not have a material affect on the Company’s consolidated financial statements.
Nonfinancial Assets and Nonfinancial Liabilities
          In February 2008, the FASB issued guidance which delays the effective date of the guidance application for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this guidance, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in guidance The Fair Value Option for Financial Assets and Financial Liabilities. This guidance defers the effective date of relative guidance to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this guidance. The application of this guidance did not have a material effect on the consolidated financial statements of the Company.

Disclosures about Derivative Instruments and Hedging Activities
          In March 2008, the FASB issued guidance which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under relative guidance and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of the guidance did not have a material effect on the Company’s consolidated financial statements.
Determination of the useful life of intangible assets
          In April 2008, FASB issued guidance which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under guidance on goodwill and other intangible assets. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance on Business Combinations, and other U.S. generally accepted accounting principles (GAAP). This guidance was effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and it did not have a material effect on the consolidated financial statements of the Company.
Determining whether instruments granted in share-based payment transactions are participating securities
          In June 2008, FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in guidance on Earnings per Share. This guidance was effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this guidance. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.
Disclosures about Credit Derivatives and Certain Guarantees
          In September 2008, FASB issued guidance which amends guidance on accounting for derivative instruments and hedging activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This guidance also amends guidance on Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this guidance clarifies the Board’s intent about the effective date of guidance on Disclosures about Derivative Instruments and Hedging Activities. This guidance applies to credit derivatives, hybrid instruments that have embedded credit derivatives, and guarantees. This guidance also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this guidance are effective for reporting periods (annual or interim) ending after November 15, 2008, and encourages that the amendments to be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.
Fair Value Measurements
          In October 2008, the FASB issued guidance which clarifies the application of guidance on fair value measurements in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This guidance applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements. The guidance was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (Accounting changes and Error Corrections). The disclosure provisions for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of this guidance did not have a material effect on the consolidated financial statements of the Company.
Accounting for an instrument (or an embedded Feature)
          In November 2008, the FASB issued its final consensus on accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary. This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This Issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This Issue was effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of the Issue did not have a material effect on the consolidated financial statements of the Company.
Equity Method Investment Accounting Considerations
          In November 2008, the FASB issued guidance on equity method investment accounting considerations to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for noncontrolling interests. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance other guidance. This guidance was effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of other relative guidance. This guidance shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements of the Company.
Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities
          In December 2008, the FASB issued guidance which amends accounting for transfers and servicing of financial assets and Extinguishments of Liabilities to require public entities to provide additional disclosures about transfers of financial assets. It also amends Consolidation of Variable Interest Entities to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this guidance requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (“nontransferor”) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. This guidance is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. Its adoption did not have a material effect on the consolidated financial statements of the Company.
Amendments to the Impairment Guidance on Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets
          In January 2009, the FASB issued guidance to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This guidance also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in guidance on Accounting for Certain Investments in Debt and Equity Securities and other related guidance. This guidance is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements of the Company.
Disclosures about Fair Value of Financial Instruments
          In April 2009, the FASB issued guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This guidance also amends guidance on Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this guidance only if it also elects to early adopt guidance on Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly and Recognition and Presentation of other-than-temporary impairments. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. This guidance will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.
Business Combinations
          In April 2009, the FASB issued guidance which amends and clarifies guidance on Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Its adoption did not have a material effect on the consolidated financial statements.

Consolidation of Variable Interest Entities
          In June 2009, the FASB issued guidance which amends certain requirements of guidance on Consolidation of Variable Interest Entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This guidance carries forward the scope relative guidance, with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in guidance on Accounting for Transfers of Financial Assets. This shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the potential impact of the adoption of this guidance on the Company’s consolidated financial statements.
The Hierarchy of Generally Accepted Accounting Principles
          In June 2009, the FASB issued guidance which replaces establishes the FASB for Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This guidance shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009, except for nonpublic nongovernmental entities that have not followed the guidance included in the AICPA Technical Inquiry Service (TIS) Section 5100, “Revenue Recognition,” paragraphs 38—76. An entity shall follow the disclosure requirements of relative guidance and disclose the accounting principles that were used before and after the application of the provisions of this guidance and the reason that applying this guidance resulted in a change in accounting principle or correction of an error. The adoption of this guidance did not have any material effect on the consolidated financial statements of the Company.
Accounting for Transfers of Financial Assets
          In June 2009, the FASB issued this guidance to address (1) practices that have developed since the issuance relative guidance on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation. Additionally, the disclosure provisions of this guidance should be applied to transfers that occurred both before and after its effective date. The Company is currently evaluating the potential impact of the adoption this guidance on the Company’s consolidated financial statements.
Subsequent events
          In February 2010, the FASB amended its guidance which established principles and requirements for subsequent events. In particular according to the amendment the guidance removes the requirement for SEC files to disclose the date through which an entity has evaluated subsequent events. The amended guidance also clarifies that an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets) must evaluate subsequent events through the date of issuance of its financial statements and must disclose such date. There is no such change to the guidance for all other equities, who will continue to be required to evaluate subsequent events through the date the financial statements are available to be issued, and must disclose such date. This guidance is effective for entities other than conduit bond obligors upon issuance. Conduit bond obligors will be required to apply the requirements of this guidance in fiscal periods ending after June 15, 2010. The Company’s consolidated financial statements were updated to reflect the disclosure requirements.
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
          Accounting for derivative financial instruments and hedge activities: The Company enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.
          The Company also trades drybulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
          At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS ASA and LCH valuations accordingly.
          Pursuant to the accounting for derivative financial instruments, the Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on Derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the years ended December 31, 2009, 2008 and 2007, losses of $0 million and $19.9 million and $9.8 million, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
          The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statement of cash flows.
          Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively. On December 17, 2009, the Company authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The awards on December 17, 2009 of restricted stock and restricted stock units to its employees, officers and directors, vest over three years.
          The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units grants is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

          Impairment of long-lived assets: Vessels, other fixed assets and other long lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with “Impairment of Long Lived Assets”, Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.
          For the year ended December 31, 2009, management of Navios Holdings after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment loss should be recognized on the long-lived assets of Navios Holdings as of December 31, 2009.
          Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.
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
          Goodwill and Other Intangibles: As required by the accounting for goodwill and other intangible assets, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.
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
          Investment in available for sale securities: The Company classifies its existing marketable equity securities as available-for-sale in accordance with guidance on Accounting for Certain Investments in Debt and Equity Securities. These securities are carried at fair market value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
          As of December 31, 2009, the Company’s unrealized holding gain in available for sale securities were $15.2 million. During 2009, the Company recognized in earnings realized losses amounting to $13.8 million and the carrying amounts of the AFS Securities were $46.3 million for the year ended December 31, 2009. See Note 24 to the consolidated financial statements appearing elsewhere in this document.
G. Safe Harbor
          Applicable to the extent the disclosures in Item 5.E and 5.F above require the statutory safe harbor protections provided to forward-looking statements.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	45	Chairman of the Board and Chief Executive Officer
George Achniotis	45	Chief Financial Officer
Ted C. Petrone	55	President of Navios Corporation and Director
Michael E. McClure	63	Executive Vice President — Corporate Affairs
Vasiliki Papaefthymiou	41	Executive Vice President — Legal, Secretary and Director
Anna Kalathakis	39	Senior Vice President — Legal Risk Management
Shunji Sasada*	52	Chief Operating Officer — Navios Corporation
Spyridon Magoulas	54	Director
John Stratakis	45	Director
Rex W. Harrington	77	Director
Allan Shaw	46	Director

*	Significant employee
          Angeliki Frangou has been Navios Holdings’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Holdings by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE from September 2004 until ISE’s acquisition of and merger into Navios Holdings. Ms. Frangou was the chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece that specialized in the management of dry cargo vessels of various types and sizes, from the time she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, from April 2004 to July 2005. Ms. Frangou is currently the Chairman and Chief Executive Officer of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. Ms. Frangou is currently the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, a New York Stock Exchange listed company, and has served in such position since June 2008. Ms. Frangou is also the Chairman of the board of directors of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. She was also Chairman of the board of directors of Proton Bank, based in Athens, Greece, from June 2006 until September 2008. Ms. Frangou is a member of the Mediterranean Committee of the China Classification Society and a

member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.
          George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis has served as a Director since August 2007 and since February 2008 as the Executive Vice President-Business Development of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings He has more than 19 years experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a Bachelor’s degree in Civil Engineering from the University of Manchester.
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
          Michael E. McClure has been Executive Vice President — Corporate Affairs since April and was the Chief Financial Officer of Navios Holdings from October 1, 2005 to April 2007. Prior to that date, Mr. McClure was Vice President — Research & Risk Management of Navios Corporation where he was responsible for derivative trading strategies, economic research and various commercial functions. Mr. McClure joined Navios Holdings in 1978 while the Company was a wholly-owned subsidiary of U.S. Steel. He held various positions throughout the Company including Manager of Financial Analysis and Director of South American Transportation Projects, which included Navios Holdings’ owned port facility in Uruguay and its commercial lead in Venezuela and Columbia. Mr. McClure has served as the Executive Vice President — Corporate Affairs since January 2010 of Navios Maritime Partners L.P, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings, having previously served as the Chief Financial Officer since April 2007. He is a board member of The Baltic Exchange and the former chairman of the Baltic Exchange Freight Market Indices Committee, which is the organization responsible for all freight indices utilized for freight derivative trading by the industry. Mr. McClure graduated from St. Mary’s College with a B.A. and Marquette University, Milwaukee, Wisconsin, with an M.B.A.
          Vasiliki Papaefthymiou has been Executive Vice President — Legal and a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a Masters degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.
          Anna Kalathakis has been Senior Vice President — Legal Risk Management of Navios Holdings since December 8, 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of a Bilbrough & Co Ltd. and an associate director of the company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus BAR, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).
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
          Spyridon Magoulas has been a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece, and has served as the managing director of Doric Shipbrokers S.A. since its formation in 1994. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served at Orion and Global Chartering Inc. in New York. Mr. Magoulas received a Bachelors degree in Economics (honors) from the City University of New York, New York, a Masters degree in Transportation Management from the Maritime College in New York and a Masters degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.
          John Stratakis has been a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the President of the Hellenic — American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law — American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as a member of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.
          Rex W. Harrington has been a member of Navios Holdings’ board of directors since October 25 2005. Mr. Harrington served as shipping advisor to the Royal Bank of Scotland plc from 1998 until 2001. Mr. Harrington served as Director of Shipping of the Royal Bank of Scotland plc from 1990, to 1998, Assistant General Manager, Shipping from 1980 to 1990 and Senior Manager, Shipping from 1973 to 1980. From 1969 to 1973, Mr. Harrington served as an executive of Baring Bothers & Co., Ltd., an international merchant banking firm, and, from 1957 to 1969, served in various capacities in the Bank of England. Mr. Harrington currently serves as a director of General Maritime Corporation., a company listed on the New York Stock Exchange, and is a senior consultant to the Bank of America on shipping. He is a member of the General Committee of Lloyds Register, the London Advisory Panel of InterCargo, the Baltic Exchange and the Steering Committee of the London Shipping Law Centre. Mr. Harrington is a deputy chairman of the International Maritime Industries Forum. He was a director of Dampskibsselspaket TORM, a company listed on the NASDAQ National Market and the Copenhagen Stock Exchange from 2003 to 2006, Clarksons (International Shipbrokers) quoted on the London Stock Exchange from 1995 to 1998, and a director of Lloyd’s Register from 1994 to 1999. Mr. Harrington has a Masters degree from the University of Oxford. In addition to his role on the Board of Directors, Mr. Harrington also serves as Chairman of the Nominating and Governance Committee and a member of the Audit Committee. Mr. Harrington is an independent director.
          Allan Shaw has been a member of Navios Holdings’ board of directors since October 25, 2005, He has over 20 years of financial management experience. Mr. Shaw has served as a member of the Board of Directors and the Chief Financial Officer of NewLead Holdings Ltd. since October 13, 2009. Previously, Mr. Shaw was the Founder and Senior Managing Director of Shaw Strategic Capital LLC, an international financial advisory firm. From November 2002 to April 2004, Mr. Shaw was the Chief Financial Officer and Executive Management Board Member at Serono International S.A., a global biotechnology company. Prior to joining Serono, Mr. Shaw was with Viatel Inc., an international telecommunications company, where he was a member of the board of directors and Chief Financial Officer. Mr. Shaw, a United States Certified Public Accountant, was also a manager with Deloitte & Touche and received a Bachelor of Science degree from the State University of New York, Oswego in 1986. In addition to his role on the Board of Directors, Mr. Shaw also serves as Chairman of the Audit Committee and the Chairman of the Compensation Committee. Mr. Shaw is an independent director.
B. Compensation
     The aggregate annual compensation paid to our current executive officers was approximately $3,562,010 for the year ended December 31, 2009. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $51,316. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. On October 18, 2007, December 16, 2008 and December 17, 2009, the Compensation Committee of the Board of Directors authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. Employees have been granted a certain amount of shares which are restricted for a two years period except for those issued in December 17, 2009 which are restricted for three years period. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date. Stock options have been granted to executives and directors only and vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for seven years after its vesting date. As of the filing of this Annual Report on Form 20-F under the 2006 Plan, 1,264,631 stock options to purchase the Company’s common stock have been issued of which 382,422 have vested. 288,000 options were granted at an exercise price of $16.75 per share, 571,266 options were granted at an exercise price of $3.18 per share and 405,365 options were granted at an exercise price of $2.59 per share. In addition, 845,429 shares of restricted stock and restricted stock units have been issued of which 297,752 have vested and in the aggregate 23,540 were forfeited during 2009, 2008 and 2007. Non-employee directors receive annual fees in the amount of $45,000 each plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, plus reimbursement of their out-of-pocket expenses, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.
C. Board Practices
     The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Stratakis, Rex Harrington and Allan Shaw, was renewed at the annual meeting of stockholders held in December 2009, and its term will expire in 2012. The term of office of the second class of directors, consisting of Ted C. Petrone and Spyridon Magoulas, was renewed at the annual meeting of stockholders held in December 2007, and its term will expire in 2010. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, was renewed at the annual meeting of stockholders held in November 2008, and its term will expire in 2011. No directors are entitled to any benefits upon termination of their term.
     The board of directors has established an audit committee of three independent directors. The audit committee is governed by a written charter, which was approved by the board of directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, approves all fees paid to auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. Allan Shaw, Rex Harrington and Spyridon Magoulas, and our audit committee financial expert is Mr. Allan Shaw.
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
D. Employees
     Navios Holdings crews its vessels primarily with Greek, Ukrainian, and Georgian officers and Filipino, Georgian, Bulgarian, Polish and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel-owning subsidiaries. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.
     Navios Logistics crews its fleet with Argentinean and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.
     With respect to shore side employees, Navios Holdings employs 12 employees in its South Norwalk, Connecticut office, 95 employees in its Piraeus, Greece office, and 12 employees in its Antwerp, Belgium office. Navios Logistics employs 39 employees in its Asuncion, Paraguay offices, with 78 employees at the port facility in San Antonio, 99 office employees in the Buenos Aires, Argentina office and seven employees in its Montevideo, Uruguay office, with an additional 105 employees working at the port facility in Nueva Palmira.
E. Share Ownership
     The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 15, 2010, based on 100,889,651 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.
     Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount and Nature	Percentage of
	of Beneficial	Outstanding
Name and Address of Beneficial Owner(1)	Ownership	Common Stock
Angeliki Frangou(2)	23,406,589	23.2%
George Achniotis	*	*
Michael E. McClure	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Ted C. Petrone	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Rex Harrington	*	*
Allan Shaw	*	*
Shunji Sasada	*	*

*	Less than one percent

(1)	The business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.

(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of October 10, 2005, she had purchased approximately $10.0 million in value of common stock.
     Under Navios Holdings’ 2006 Plan, the following options to purchase the Company’s common stock have been granted to the persons mentioned in the table above:
     On October 18, 2007, 288,000 options were granted at an exercise price of $16.75 per share, on December 16, 2008, 571,266 options were granted at an exercise price of $3.18 and on December 17, 2009, 405,365 options were granted at an exercise price of $5.87, all based on service conditions only.
     As of December 31, 2009, no options have been exercised.
     The stock options vest in three equal tranches over a three-year period from the grant date. Each option remains exercisable seven years after its vesting date.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
     The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 15, 2010, based on 100,889,651 shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.
     Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount and
	Nature of	Percentage of
	Beneficial	Outstanding
Name	Ownership	Common Stock
Angeliki Frangou	23,406,589	23.2%
FMR LLC(1)	6,846,083	6.7%

(1)	Disclaims beneficial ownership except to the extent of its pecuniary interest.
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
          Acropolis: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) a brokerage firm for freight and shipping charters as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends, will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2009 and 2008, the carrying amount of the investment was $0.7 million and $0.7 million, respectively. Dividends received for the years ended December 31, 2009, 2008 and 2007 were $0.9 million, $1.9 million, and $0.7 million, respectively. Commissions paid to Acropolis for each of the years ended December 31, 2009, 2008 and 2007, were $0.2 million, $1.7 million, and $0.4 million, respectively. The amount due to Acropolis and included in trade accounts payable at December 31, 2009 and 2008 was $0.1 million and $0.3 million, respectively.
          Stock Transactions: On June 6, 2006, Ms. Angeliki Frangou participated in Navios Holdings’ warrant exercise transaction and paid approximately $27.3 million to Navios Holdings to exercise warrants in respect of 6,666,280 shares of common stock. Unlike the other warrant holders who participated in the warrant exercise transaction, Ms. Frangou’s shares are not registered for resale.
          Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provided commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the year ended December 31, 2009, 2008 and 2007 amounted to $11.0 million, $9.3 million and $0.9 miilion, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees were increased to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.
          General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2009, 2008 and 2007 amounted to $1.8 million, $1.5 million and $0.2 million, respectively.
          Balance due from affiliate: The balance due from affiliate as at December 31, 2009 amounted to $2.0 million (2008: $1.7 million) which represents the current amount of $1.9 million (2008: $1.5 million) due from Navios Partners. The balance mainly consists of management fees, administrative service fees and other expenses.
          Omnibus agreement: Navios Holdings entered into an omnibus agreement with Navios Partners in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the omnibus agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The omnibus agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
          Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold Navios Apollon to Navios Partners. The sale price of Navios Apollon was $32.0 million received entirely in cash. The book value assigned to the vessel was $25.1 million, resulting in gain from her sale of $6.9 million, of which, $4.0 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2.9 million representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 37% and $0.3 million of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2009, the unamortized portion of the gain was $2.3 million.
          Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6.1 million. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”.
          Sale of Navios Hope: On July 1, 2008, Navios Hope was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Hope was $51.5 million of which $24.9 million was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the over-allotment option and further to 37.0% in November 2009. On February 8, 2010, Navios Partners completed a public offering of 3,500,000 common units (plus 525,000 overallotment units). Navios Holdings currently owns 33.2% equity interest in Navios Partners, which includes a 2% general partner interest.
          Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights of Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34.6 million. The book value assigned to the vessel was $4.3 million, resulting in a gain from her sale of $30.3 million, of which, $16.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13.5 million representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of (a) 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the over-allotment option and $0.7 million of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 37.0% and an additional $1.5 million of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2009, the unamortized portion of the gain was $10.5 million.
          Navios Acquisition: On July 1, 2008, Navios Holdings purchased 7,600,000 warrants from Navios Acquisition for a total consideration of $7.6 million ($1.00 per warrant) in the private placement that occurred simultaneously with the completion of its IPO. Each Sponsor Warrant will entitle the holder to purchase from Navios Acquisition one share of common stock at an exercise price of $7.00. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25,000 of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one Sponsor Warrant.
          On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $0.5 million to Navios Acquisition, which was repaid in full during 2008.
          Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10,000 per month for such services; the charge is included in general and administrative expenses. Total general and administrative fees charged for the years ended December 31, 2009, 2008 and 2007 amounted to $0.1 million, $0.1 million and $0, respectively.
          As of December 31, 2009 and 2008, the balance due from Navios Acquisition was $0 and $0.1 million, respectively.
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
          Dividend Policy: At the present time, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of the business. The declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also “Long Term Debt Obligations and Credit Arrangements.”)
          On February 13, 2009, the Board of Directors declared a dividend of approximately $6.0 million in respect of the fourth quarter of 2008 of $0.06 per common share which was paid on April 3, 2009 to stockholders on record as of March 16, 2009.
          On May 15, 2009 the Board of Directors declared a dividend of approximately $6.0 million in respect of the first quarter of

2009 of $$0.06 per common share which was paid on July 2, 2009 to stockholders on record as of June 18, 2009.
          On August 18, 2009 the Board of Directors declared a dividend of approximately $6.0 million in respect of the second quarter of 2009 of $0.06 per common share which was paid on October 2, 2009 to stockholders on record as of September 18, 2009
          On November 16, 2009, the Board of Directors declared a dividend of approximately $6.1 million in respect of the third quarter of 2009 of $0.06 per common share which was paid on January 7, 2010 to stockholders on record as of December 18, 2009.
          On February 18, 2010, the Board of Directors declared a dividend of approximately $6.1 million in respect of the fourth quarter of 2009 of $0.06 per common share payable on April 8, 2010 to stockholders on record as of March 16, 2010.
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
     The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock, warrants and units on the New York Stock Exchange after February 22, 2007, on Nasdaq National Market from November 3, 2005 to February 22, 2007.
     On March 15, 2010, the closing price of our common stock was $6.51. The quotations listed below reflect inter-dealer prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:
     (a) For the four most recent full financial years: the annual high and low market prices:

	Common Stock		Warrants(*)		Units
Year Ended	High	Low	High	Low	High	Low
December 31, 2009	$6.60	$1.68	$—	$—	$—	$—
December 31, 2008	$14.95	$1.10	$9.91	$0.01	$—	$—
December 31, 2007	$19.76	$5.21	$14.75	$0.87	$14.90	$6.91
December 31, 2006	$5.56	$5.18	$1.12	$0.29	$13.59	$4.35
     (b) For the two most recent full financial years and any subsequent period: the high and low market prices for each financial quarter:

	Common Stock		Warrants(*)		Units
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2010 (through March 15, 2010)	$7.28	$5.50	$—	—	$—	—
December 31, 2009	$6.60	$4.40	$—	—	$—	—
September 30, 2009	$5.63	$3.54	$—	—	$—	—
June 30, 2009	$5.95	$2.18	$—	—	$—	—
March 31, 2009	$4.75	$1.68	$—	—	$—	—
December 31, 2008	$5.23	$1.10	$2.87	$0.01	$—	—
September 30, 2008	$10.62	$4.65	$5.59	$1.00	$—	—
June 30, 2008	$14.95	$9.00	$9.91	$4.01	$—	—
March 31, 2008	$12.99	$7.74	$8.12	$3.35	$—	—
     (c) For the most recent six months: the high and low market prices for each month:

	Common Stock		Warrants(*)
Month Ended	High	Low	High	Low
March 2010	$6.54	$6.12	$—	$—
February 2010	$6.54	$5.50	$—	$—
January 2010	$7.28	$6.08	$—	$—
December 2009	$6.27	$5.70	$—	$—
November 2009	$6.60	$4.48	$—	$—
October 2009	$5.35	$4.40	$—	$—
September 2009	$6.60	$4.48	$—	$—

(*)	The warrants ceased to be publicly traded upon their expiration on December 9, 2008.

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
C. Material Contracts
     Please refer to Item 4.B for a discussion of our option agreements to purchase 12 chartered-in vessels and our agreements to purchase seven newbuild Capesize vessels and to Item 5.F for a discussion of the long term debt, the operating lease obligations and the rent obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.
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
     In the case of Argentina, however, it should be noted that since the year 2001 local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 but have not been eliminated. Additionally, there can be no assurance that local authorities in Argentina will not modify such regulations.
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
F. Dividends and paying agents
     Not applicable.
G. Statement by experts
     Not applicable.
H. Documents on display
     We file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website www.sec.gov. You may obtain information on the operation of the public reference room by calling 1-800-SEC-0330 and you may obtain copies at prescribed rates.
I. Subsidiary information
     Not applicable.
Item 11. Quantitative and Qualitative Disclosures about Market Risks
     Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).
Interest Rate Risk:
          Debt Instruments — On December 31, 2009 and December 31, 2008, Navios Holdings had a total of $1,630.9 million and $889.4 million, respectively, in long term indebtedness. The debt is dollar denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed “Liquidity and Capital Resources” that bears interest at fixed rate.
          The interest on the loan facilities is at a floating rate and, therefore changes in interest rates would have effect on their value. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates do not affect their value which as of December 31, 2009 was $714.5 million. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2009 by $5.6 million.
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
     At December 31, 2009, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $0.6 million to terminate these agreements as of December 31, 2009. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.08 million as of December 31, 2009, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the U.S. ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	One swap with Dexia Bank Belgium with a notional amount of $21.0 million. The swap was entered into at August 2005 and matures in 2010. Navios Holdings estimates that it would have to pay $0.5 million to terminate these agreements as of December 31, 2009. The swap exchange LIBOR with fixed rate 4.525%.
     At December 31, 2008, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $1.0 million to terminate these agreements as of December 31, 2008. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.2 million as of December 31, 2008, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long term borrowings) and the yield on the U.S. ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	In July 2006, and in connection with our senior secured credit facility with HSH Nordbank AG, Navios Holdings entered into a second ISDA agreement with HSH Nordbank AG, whereby it exchanges LIBOR with a fixed rate of 5.52%. This contract applied for the period from December 31, 2007 to September 30, 2009, for a notional amount of $79.3 million at redemptions in accordance with the repayment schedule of our senior secured credit facility. The ISDA agreement is secured by the same collateral as the secured credit facility. A 100 basis points change in interest rates would increase or decrease interest expense by $0.1 million as of December 31, 2008.

c)	One swap with Fortis Bank and two swaps with Dexia Bank Belgium with a total notional amount of $34.0 million. The swaps were entered into at May 2004 and August 2005 and mature in 2009 and 2010. Navios Holdings estimates that it would have to pay $0.9 million to terminate these agreements as of December 31, 2008. The swaps exchange LIBOR with fixed rates varying from 3.95% to 4.525%.
FFAs Derivative Risk:
     Forward Freight Agreements (FFAs) — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss),” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements.” The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. For the years ended December 31, 2009, 2008 and 2007, $0, $19.9 million and $9.8 million losses, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
     At December 31, 2009 and December 31, 2008, none of the “mark to market” positions of the open drybulk FFA contract, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
     Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short term fluctuations in market prices. As there was no position deemed to be open as of December 31, 2009, any change in underlying freight market indices would have no effect on the net income.
Item 12. Description of Securities Other than Equity Securities
     Not applicable.

PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
     None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
     None.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
          The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the effectiveness of our disclosure controls and procedures as of December 31, 2009. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2009.
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
          Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2009. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2009, Navios Holdings’ internal control over financial reporting is effective based on those criteria.
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
Item 16C. Principal Accountant Fees and Services
          Our principal accountants for fiscal years 2009 and 2008 were PricewaterhouseCoopers S.A.
          The following table presents fees for professional audit services by PricewaterhouseCoopers S.A. for the audit of our financial statements for the years ended December 31, 2009 and 2008, respectively, and fees billed for other services rendered during those periods.

	Year ended	Year ended
(in thousands of U.S. Dollars)	December 31, 2009	December 31, 2008
Audit fees	$1,270	$1,614
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Total	$1,270	$1,614

          The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from the Company. The Audit Committee may delegate, to one or more of its designated members, the authority to grant such pre-approvals. The decision of any member to whom such authority is delegated is be presented to the full Committee at each of its scheduled meetings.
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
          In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture.
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
          Our purchases of equity securities for the year ended December 31, 2009 were as follows:

			Total number of
			shares purchased
			under the share
	Total number of	Average price	repurchase
Period	shares purchased	paid per share	programs
January 2009	7,800	$3.45	7,800
February 2009	149,600	$2.26	157,400
March 2009	174,500	$2.05	331,900
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
          As of December 31, 2009, the maximum approximate dollar value of shares that may yet be purchased under the

November 2008 Program currently in effect is $23.3 million. As at December 31, 2009 and December 31, 2008, 331,900 and 575,580 shares, respectively were repurchased under this program, for a total consideration of $0.7 million and $1.0 million, respectively.
Item 16F. Changes in Registrant’s Certifying Accountant
     Not applicable.
Item 16G. Corporate Governance
     Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices.

PART III
Item 17. Financial Statements
     See Item 18.
Item 18. Financial Statements
     The financial information required by this Item is set forth on pages F-1 to F-63 and are filed as part of this annual report.
     Separate consolidated financial statements and notes thereto for Navios Maritime Partners L.P. for each of the years ended December 31, 2009, 2008 and 2007 are being provided as a result of Navios Maritime Partners L.P. meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2009 and, accordingly, the financial statements of Navios Maritime Partners L.P. for the year ended December 31, 2009 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 to this Annual Report on Form 20-F.
Item 19. Exhibits
1.1	Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.2	Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.3	Specimen Warrant Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.4	Form of Warrant Agreement between Continental Stock Transfer & Trust Company and International Shipping Enterprises, Inc., the legal predecessor of Navios Holdings (Incorporated by reference to Exhibit 4.4 of the Registration Statement on Form S-1 of International Shipping Enterprises, Inc. (File No. 333-119719)).

2.5	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 6, 2008).

2.6	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 6, 2008).

2.7	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on July 7, 2009).

2.8	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 22, 2009).

2.10	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 24, 2009).

2.11	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on February 4, 2010).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007).

4.2	Fourteenth Supplemental Indenture, dated as of June 4, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on June 13, 2008).

4.3	Fifteenth Supplemental Indenture, dated as of June 4, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on June 13, 2008).

4.4	Financial Agreement, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on June 13, 2008).

4.5	Facility Agreement, dated as of June 24, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $133.0 million (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed on July 14, 2008).

4.6	Sixteenth Supplemental Indenture, dated as of August 4, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on September 19, 2008).

4.7	Seventeenth Supplemental Indenture, dated as of August 4, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on September 19, 2008).

4.8	Eighteenth Supplemental Indenture, dated as of August 28, 2008 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on September 19, 2008).

4.9	Nineteenth Supplemental Indenture, dated as of September 18, 2008 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on September 19, 2008).

4.10	Twentieth Supplemental Indenture, dated as of September 18, 2008 (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on September 19, 2008).

4.11	Twenty-First Supplemental Indenture, dated as of November 10, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on ecember 10, 2008).

4.12	Facility Agreement, dated as of November 10, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $90.0 million (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on December 10, 2008).

4.13	Twenty-Second Supplemental Indenture to the Indenture dated December 18, 2006, dated as of February 24, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on May 18, 2009).

4.14	Loan Agreement, dated March 26, 2009, among Surf Maritime Co., Pueblo Holdings Ltd., Ginger Services Co. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on May 18, 2009).

4.15	Financial Agreement, dated March 20, 2009, between Nauticler S.A. and Marfin Popular Bank Public Co., Ltd. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on May 18, 2009).

4.16	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated March 23, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on May 18, 2009).

4.17	Amendment to Share Purchase Agreement, dated June 29, 2009, between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 7, 2009).

4.18	Amendment to Omnibus Agreement, dated June 29, 2009, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C., and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 7, 2009).

4.19	Facility Agreement for $240.0 million, dated June 24, 2009, among the Borrowers listed therein and Commerzbank AG (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on July 7, 2009).

4.20	Twenty-Third Supplemental Indenture, dated as of July 2, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on August 5, 2009).

4.21	Twenty-Fourth Supplemental Indenture, dated as of July 14, 2009 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on August 5, 2009).

4.22	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated July 10, 2009, among Chilali Corp., Rumer Holdings Ltd. and Emporiki Bank of Greece S.A. with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on August 5, 2009).

4.23	Amended and Restated Loan Agreement in respect of a loan facility of up to $120.0 million, dated May 25, 2009 with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 8, 2009).

4.24	Supplemental Agreement in relation to the Amended and Restated Loan Agreement dated May 25, 2009, dated July 16, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 8, 2009).

4.25	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated August 28, 2009 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on October 8, 2009).

4.26	Facility Agreement for $66.5 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on October 8, 2009).

4.27	Facility Agreement for $75.0 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on October 8, 2009).

4.28	Twenty-Fifth Supplemental Indenture, dated September 8, 2009 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on October 8, 2009).

4.29	Loan Agreement for up to $110.0 million, dated October 23, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on November 10, 2009 (Film No. 091172561)).

4.30	Indenture relating to 8 7/8% First Priority Ship Mortgage Notes due 2017, dated November 2, 2009, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on November 10, 2009 (Film No. 091172624)).

4.31	Registration Rights Agreement, dated as of November 2, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on November 10, 2009 (Film No. 091172624)).

4.32	First Supplemental Indenture to the indenture dated November 2, 2009, dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.33	Twenty-Seventh Supplemental Indenture dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.34	Twenty-Sixth Supplemental Indenture dated as of October 23, 2009 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2009.

SIGNATURE
     Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.
By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: March 16, 2010

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
NAVIOS MARITIME HOLDINGS INC.
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2
CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2009 AND 2008	F-3
CONSOLIDATED STATEMENTS OF INCOME FOR EACH OF THE YEARS ENDED	F-5
DECEMBER 31, 2009, 2008 AND 2007
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR EACH OF THE YEARS ENDED	F-6
DECEMBER 31, 2009, 2008 AND 2007
CONSOLIDATED STATEMENTS OF EQUITY FOR EACH OF THE YEARS ENDED	F-8
DECEMBER 31, 2009, 2008 AND 2007
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, statement of equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc and its subsidiaries (the “Company”) at December 31, 2009 and December 31, 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2009 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
As discussed in Note 2(ag) to the consolidated financial statements, the Company changed the manner in which it accounts for business combinations and non-controlling interests in 2009.
/s/ PricewaterhouseCoopers S.A.
Athens, Greece
March 16, 2010

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

		December 31,	December 31,
	Notes	2009	2008
ASSETS
Current assets
Cash and cash equivalents	4,13	$173,933	$133,624
Restricted cash	2, 12,13	107,158	17,858
Accounts receivable, net	6	78,504	109,780
Short term derivative asset	13	38,382	214,156
Short term backlog asset	9	—	44
Due from affiliate companies	17	1,973	1,677
Prepaid expenses and other current assets	7	27,730	28,270

Total current assets		427,680	505,409

Deposit for vessels acquisitions	8	344,515	404,096
Vessels, port terminal and other fixed assets, net	8,24	1,577,741	737,094
Long term derivative assets	13	8,181	36,697
Deferred financing costs, net		25,685	13,449
Deferred dry dock and special survey costs, net		5,953	4,873
Investments in leased assets		18,431	18,998
Investments in affiliates	10,17	13,042	5,605
Investments in available for sale securities	8,10, 24	46,314	22,358
Other long term assets		19,153	9,535
Customer relationships	9	31,941	33,716
Trade name	9	86,100	89,953
Port terminal operating rights	9	30,382	31,310
Favorable lease terms	9	152,148	192,899
Goodwill	3	147,916	147,632

Total non-current assets		2,507,502	1,748,215

Total assets		$2,935,182	$2,253,624

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$61,990	$72,520
Dividends payable	2	6,052	9,096
Accrued expenses	11	48,030	34,468
Deferred income and cash received in advance	8	9,529	11,319
Short term derivative liability	13	10,675	128,952
Current portion of long term debt	12	59,804	15,177

Total current liabilities		196,080	271,532

Senior and ship mortgage notes, net of discount	12	693,049	298,344
Long term debt, net of current portion	12	869,853	574,194
Unfavorable lease terms	9	59,203	76,684
Long term liabilities and deferred income	8,14	33,470	47,827
Deferred tax liability	2,22	22,777	26,573
Long term derivative liability	13	—	23,691

Total non-current liabilities		1,678,352	1,047,313

Total liabilities		1,874,432	1,318,845

Commitments and contingencies	15	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,201 and none issued and outstanding as of December 31, 2009 and December 31, 2008, respectively		—	—

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. Dollars — except share data)

		December 31,	December 31,
	Notes	2009	2008
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 100,874,199 and 100,488,784, as of December 31, 2009 and 2008, respectively		10	10
Additional paid-in capital		533,729	494,719
Accumulated other comprehensive income/ (loss)		15,156	(22,578)
Retained earnings		376,585	333,669

Total Navios Holdings’ stockholders’ equity		925,480	805,820

Noncontrolling interest	23	135,270	128,959

Total equity		1,060,750	934,779

Total liabilities and equity		$2,935,182	$2,253,624

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. Dollars — except share and per share data)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2009	2008	2007
Revenue	20	$598,676	$1,246,062	$758,420
Time charter, voyage and logistic business expenses		(353,838)	(1,066,239)	(557,573)
Direct vessel expenses		(31,454)	(26,621)	(27,892)
General and administrative expenses		(43,897)	(37,047)	(23,058)
Depreciation and amortization	8,9	(73,885)	(57,062)	(31,900)
Provision for losses on accounts receivable	6	(2,237)	(2,668)	—
Interest income from investments in finance lease		1,330	2,185	3,507
Interest income		1,699	7,753	10,819
Interest expense and finance cost, net		(63,618)	(49,128)	(51,089)
Gain on derivatives	13	375	8,092	25,100
Gain on sale of assets/partial sale of subsidiary	19	20,785	27,817	167,511
Other income		6,749	948	445
Other expense		(20,508)	(7,386)	(767)

Income before equity in net earnings of affiliated companies and joint venture		40,177	46,706	273,523
Equity in net earnings of affiliated companies and joint venture	10,17	29,222	17,431	1,929

Income before taxes		$69,399	$64,137	$275,452
Income taxes	2,22	1,565	56,113	(4,451)

Net income		$70,964	$120,250	$271,001
Less: Net income attributable to the noncontrolling interest	23	(3,030)	(1,723)	—

Net income attributable to Navios Holdings common stockholders		$67,934	$118,527	$271,001

Less:
Incremental fair value of securities offered to induce warrants exercise		—	—	(4,195)

Income available to Navios Holdings common stockholders		$67,934	$118,527	$266,806

Basic net income per share attributable to Navios Holdings stockholders		$0.68	$1.14	$2.87

Weighted average number of shares, basic	21	99,924,587	104,343,083	92,820,943

Diluted net income per share attributable to Navios Holdings stockholders		$0.65	$1.10	$2.68

Weighted average number of shares, diluted	21	105,194,659	107,344,748	99,429,533

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2009	2008	2007
OPERATING ACTIVITIES:
Net income		$70,964	$120,250	$271,001
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	8,9	73,885	57,062	31,900

Amortization and write-off of deferred financing cost		6,682	2,077	1,856
Amortization of deferred dry dock costs		2,441	1,933	1,687
Provision for losses on accounts receivable	6	2,237	2,668	—
Unrealized (gain)/loss on FFA derivatives	13	(1,674)	8,220	(12,232)
Unrealized (gain)/loss on warrants	13	(5,863)	5,282	—
Unrealized loss on available for sale securities	24	13,778	—	—
Unrealized (gain)/loss on interest rate swaps	13	(1,774)	1,874	1,279
Share based compensation	14	2,187	2,694	566
Gains on sale of assets/partial sale of subsidiary	19	(20,785)	(27,817)	(167,511)
Deferred taxes	2,22	(1,565)	(56,113)	4,451
Compensation income		(6,082)	—	—
Earnings in affiliates and joint ventures, net of dividends received	10,17	(1,355)	(4,517)	(1,251)
Changes in operating assets and liabilities:
Decrease /(increase) in restricted cash		11,078	65,839	(67,473)
Decrease /(increase) in accounts receivable		29,082	2,473	(76,016)
(Increase)/decrease in prepaid expenses and other assets		(9,465)	16,704	(29,811)
(Increase)/decrease in due from affiliates		(296)	2,781	(4,455)
(Decrease)/increase in accounts payable		(10,610)	(42,154)	59,946
Increase/(decrease) in accrued expenses		12,306	(10,584)	20,088
(Decrease)/increase in deferred voyage revenue		(5,172)	(19,737)	26,398
(Decrease)/increase in long term liability		(11,659)	13,627	(341)
Increase/(decrease) in derivative accounts		71,633	(167,297)	70,419
Payments for dry dock and special survey costs		(3,522)	(3,653)	(2,426)

Net cash provided by/(used in) operating activities		216,451	(28,388)	128,075

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	3	(369)	(107,569)	(145,436)
Deposits in escrow in connection with acquisition of subsidiary	3	—	(2,500)	—
Proceeds from sale of assets	19	66,600	70,088	353,300
Restricted cash for investing activities	12	(90,878)	—	—
Receipts from finance lease		567	4,843	9,049
Deposits for vessel acquisitions	8	(238,810)	(197,853)	(188,254)
Acquisition of vessels	8	(512,760)	(118,814)	(44,510)
Purchase of property and equipment	8	(26,888)	(100,832)	(600)

Net cash used in investing activities		(802,538)	(452,637)	(16,451)

FINANCING ACTIVITIES:
Proceeds from long-term loan	12	621,270	314,827	141,914
Proceeds from senior notes, net of discount	12	394,412	—	—

Repayment of long term debt and payment of principal	12	(333,952)	(52,563)	(135,945)

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. Dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2009	2008	2007
Debt issuance costs		(18,097)	(2,310)	(3,228)
Restricted cash		(9,500)	—	—
Contributions from noncontrolling shareholders		563	—	—
Issuance of common stock	18	—	6,749	239,567
Dividends paid		(27,583)	(28,588)	(26,023)
Acquisition of treasury stock	18	(717)	(51,033)	—

Net cash provided by financing activities		626,396	187,082	216,285

Increase (decrease) in cash and cash equivalents		40,309	(293,943)	327,909

Cash and cash equivalents, beginning of year		133,624	427,567	99,658

Cash and cash equivalents, end of year		$173,933	$133,624	$427,567

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$58,224	$48,570	$46,423
Cash paid for income taxes		$2,238	$2,553	$—
Non-cash investing and financing activities
•	See Notes 8 and 18 for issuance of Preferred Stock in connection with the acquisition of vessels

•	See Note 2 for dividends declared but not paid.

•	See Note 12 for debt assumed in connection with acquisitions of business

•	See Note 3 for the shares released to the shareholders of Horamar.

•	See Note 24 for investments in available for sale securities.
See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF EQUITY
(Expressed in thousands of U.S. Dollars — except share data)

							Accumulated
	Number of		Number of		Additional		Other	Total
	Preferred	Preferred	Common	Common	Paid-in	Retained	Comprehensive	Navios Holdings’	Noncontrolling
	Shares	Stock	Shares	Stock	Capital	Earnings	Income/(Loss)	Stockholders’ Equity	Interest	Total Equity
Balance December 31, 2006	—	$—	62,088,127	$6	276,178	$7,848	$(9,816)	$274,216	$—	274,216
Net income	—	—	—	—	—	271,001	—	271,001	—	271,001
Other comprehensive income/(loss):
- Change in fair value of financial instruments	—	—	—	—	—	—	(19,939)	(19,939)	—	(19,939)
- Reclassification to earnings	—	—	—	—	—	—	9,816	9,816		9,816

Total comprehensive income	—	—	—	—	—	—	—	260,878	—	260,878
Issuance of common stock in connection with the construction of two vessels (Note 8,18)	—	—	1,397,624	—	20,000	—	—	20,000	—	20,000
Issuance of common stock (Note 18)	—	—	42,779,414	5	239,562	—	—	239,567	—	239,567
Stock based compensation expenses (Note 18)	—	—	147,264	—	566	—	—	566	—	566
Dividends declared/paid	—	—	—	—	—	(26,023)	—	(26,023)	—	(26,023)

Balance December 31, 2007	—	$—	106,412,429	$11	$536,306	$252,826	$(19,939)	$769,204	$—	$769,204
Net income	—	—	—	—	—	118,527	—	118,527	1,723	120,250
Other comprehensive income/(loss):
- Unrealized holding losses on investments in-available-for-sale securities	—	—	—	—	—	—	(22,578)	(22,578)	—	(22,578)
- Reclassification to earnings	—	—	—	—	—	—	19,939	19,939	—	19,939

Total comprehensive income								115,888	1,723	117,611
Issuance of common stock (Note 18)	—	—	1,351,368	—	6,756	—	—	6,756	—	6,756
Acquisition of Horamar	—	—	—	—	—	—	—	—	96,186	96,186
Noncontrolling interests in subsidiaries of Horamar	—	—	—	—	—	—	—	—	31,050	31,050
Acquisition of treasury shares (Note 18)	—	—	(7,534,870)	(1)	(51,032)	—	—	(51,033)	—	(51,033)
Stock based compensation expenses (Note 18)	—	—	259,857	—	2,689	—	—	2,689	—	2,689
Dividends declared/ paid	—	—	—	—	—	(37,684)	—	(37,684)	—	(37,684)

Balance December 31, 2008	—	—	100,488,784	10	494,719	333,669	(22,578)	805,820	128,959	934,779
Net income	—	—	—	—	—	67,934	—	67,934	3,030	70,964
Other comprehensive income/(loss):
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	23,956	23,956	—	23,956
- Reclassification to earnings	—	—	—	—	—	—	13,778	13,778	—	13,778
Total comprehensive income								105,668	3,030	108,698
Contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	2,801	2,801
Acquisition of Hidronave S.A.	—	—	—	—	—	—	—	—	480	480
Acquisition of treasury shares (Note 18)	—	—	(331,900)	—	(717)	—	—	(717)	—	(717)
Issuance of Preferred Stock (Note 18)	8,201	—	357,142	—	37,575	—	—	37,575	—	37,575
Stock-based compensation expenses (Note 18)	—	—	360,173	—	2,152	—	—	2,152	—	2,152
Dividends declared/ paid	—	—	—	—	—	(25,018)	—	(25,018)	—	(25,018)

Balance December 31, 2009	8,201	$—	100,874,199	$10	$533,729	$376,585	$15,156	$925,480	$135,270	$1,060,750

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. Dollars — except share data)
NOTE 1: DESCRIPTION OF BUSINESS
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises, Inc. (“ISE”), Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 was kept in escrow ($2,500 as of December 31, 2009) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of December 31, 2009) pending the EBITDA Adjustment.
          On July 1, 2008, the Company completed the initial public offering, or an IPO, of units in its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Currently, the Company owns approximately 6,035,000 (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a controlled subsidiary of the Company but is accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

(b)	Change in accounting policy: In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards for Noncontrolling Interests in Consolidated Financial Statements, according to which accounting and reporting for noncontrolling interests will be characterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Besides, this Statement applies to all entities that prepare consolidated financial statements, except not-for profit organizations, but affects only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that consolidate a subsidiary that have an outstanding noncontrolling interest. The guidance was effective for Navios Holdings as of January 1, 2009 and as a result the Company has adopted the presentation of noncontrolling interests in the consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows, consolidated statement of changes in equity and Note 23.

(c)	Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Holdings, and its majority owned subsidiaries. All significant inter-company balances and transactions have been eliminated in the consolidated statements.

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

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
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
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008	2007
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	2/2 – 12/31
Kleimar N.V.	Operating company/Vessel Owning Company	100%	Belgium	1/1 – 12/31	1/1 – 12/31	2/2 – 12/31
Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	9/13 – 12/31
Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1 – 12/31	1/1 – 12/31	2/2 – 12/31
Navios Maritime Acquisition Corporation	Sub-Holding company	100%	Marshall Is.	—	3/14 – 6/30	—
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	10/15 – 12/31	—
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	12/22 – 12/31	—

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008	2007
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	10/15 – 12/31	—
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Meridian Shipping Enterprises Inc.	Navios Meridian	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Libra Shipping Enterprises Corporation	Navios Libra II	100%	Marshall Is.	—	—	1/1-11/15
Alegria Shipping Corporation	Navios Alegria	100%	Marshall Is.	—	—	1/1 – 11/15
Felicity Shipping Corporation	Navios Felicity	100%	Marshall Is.	—	—	1/1-11/15
Gemini Shipping Corporation	Navios Gemini S	100%	Marshall Is.	—	—	1/1 – 11/15
Mercator Shipping Corporation	Navios Mercator	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Arc Shipping Corporation	Navios Arc	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	100%	Marshall Is.	—	—	1/1-11/15
Horizon Shipping Enterprises Corporation	Navios Horizon	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Magellan Shipping Corporation	Navios Magellan	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Star Maritime Enterprises Corporation	Navios Star	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope (ex Navios Aurora I)	100%	Marshall Is.	—	1/21 – 6/30	—
Corsair Shipping Ltd.	Navios Ulysses	100%	Marshall Is	1/1 – 12/31	6/11 – 12/31	—
Rowboat Marine Inc.	Navios Vega	100%	Marshall Is	1/1 – 12/31	6/11 – 12/31	—
Hyperion Enterprises Inc.	Navios Hyperion	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	2/26 – 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	6/19 – 12/31	—
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 — 6/10	3/6 – 12/31	—
Nostos Shipmanagement Corp.	Navios Bonavis	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/4-12/31
Portorosa Marine Corporation	Navios Happiness	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/4 – 12/31
Shikhar Ventures S.A	Navios Stellar	100%	Liberia	1/1 – 12/31	1/1 – 12/31	12/12 – 12/31
Sizzling Ventures Inc.	Operating cosmpany	100%	Liberia	1/1 – 12/31	1/1 – 12/31	12/12– 12/31
Rheia Associates Co.	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/12 – 12/31
Taharqa Spirit Corp.	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/12 – 12/31

Rumer Holding Ltd.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/10 – 12/31
Chilali Corp.	Navios Aurora II	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/10 – 12/31
Pharos Navigation S.A.(i)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/11 – 12/31
Pueblo Holdings Ltd.	Navios Lumen	100%	Marshall Is.	1/1 – 12/31	8/8 – 12/31	—
Surf Maritime Co.	Navios Pollux	100%	Marshall Is.	1/1 – 12/31	8/8 – 12/31	—
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	7/29 – 12/31	—
Orbiter Shipping Corp.	Navios Orbiter	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	9/13 – 12/31
Aramis Navigation	Vessel Owning Company	100%	Marshall Is.	12/14 – 12/31	—	—
White Narcissus Marine S.A.	Navios Asteriks	100%	Panama	1/1 – 12/31	1/1 – 12/31	4/19 – 12/31

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008	2007
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/7 – 12/31
Navios South American Logistics Inc.	Sub-Holding Company	100%	Marshall Is.	—	—	12/17 – 12/31
Navios Maritime Partners L.P.	Sub-Holding Company	100%	Marshall Is.	—	—	8/7 – 11/15
Prosperity Shipping Corporation	Navios Prosperity	100%	Marshall Is.	—	—	10/8 – 11/15
Aldebaran Shipping Corporation	Navios Aldebaran	100%	Marshall Is.	—	—	10/8 – 11/15
Fantastiks Shipping Corporation	Navios Fantastiks	100%	Marshall Is.	—	—	10/23 – 11/15
Pandora Marine Inc. (i)	Vessel Owning Company	100%	Marshall Is.	6/11-12/31	—	—
Floral Marine Ltd. (i)	Vessel Owning Company	100%	Marshall Is.	6/11 – 12/31	—	—
Red Rose Shipping Corp. (i)	Vessel Owning Company	100%	Marshall Is.	6/11-12/31	—	—
Customized Development S.A.	Vessel Owning Company	100%	Liberia	6/22-12/31	—	—
Highbird Management Inc.	Navios Celestial	100%	Marshall Is.	7/14 – 12/31	—	—
Ducale Marine Inc. (i)	Vessel Owning Company	100%	Marshall Is.	6/22-12/31	—	—
Kohylia Shipmanagement S.A. (i)	Vessel Owning Company	100%	Marshall Is.	7/14 – 12/31	—	—
Corporacion Navios S.A.	Operating Company	100%	Uruguay	—	—	1/1 – 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	10/20-12/31	—	—

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2009	2008	2007
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	65.48%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	—
Corporacion Navios SA	Operating Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Nauticler SA	Sub-Holding Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Compania Naviera Horamar SA	Operating Company	65.48%	Argentina	1/1 – 12/31	1/1 – 12/31	—
Compania de Transporte Fluvial Int SA	Operating Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Ponte Rio SA	Operating Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Thalassa Energy SA	Barge Owning Company	40.93%	Argentina	1/1 – 12/31	1/1 – 12/31	—
HS Tankers Inc.	Makenita H	33.39%	Panama	1/1 – 12/31	1/1 – 12/31	—
HS Navegation Inc.	Estefania H	33.39%	Panama	1/1 – 12/31	1/1 – 12/31	—
HS Shipping Ltd Inc.	Malva H	40.93%	Panama	1/1 – 12/31	1/1 – 12/31	—
HS South Inc. (ii)	Vessel Owning Company	40.93%	Panama	1/1 – 12/31	1/1 – 12/31	—
Mercopar Internacional S.A.(iii)	Holding Company	65.48%	Uruguay	1/1 – 12/9	1/1 – 12/31	—
Nagusa Internacional S.A. (iii)	Holding Company	65.48%	Uruguay	1/1 – 12/9	1/1 – 12/31	—
Hidrovia OSR Internacional S.A. (iii)	Holding Company	65.48%	Uruguay	1/1 – 12/9	1/1 – 12/31	—
Petrovia Internacional S.A.	Holding Company	65.48%	Uruguay	1/1 – 12/31	1/1 – 12/31	—
Mercopar S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Navegation Guarani S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Petrovia S.A.(iv)	Shipping Company	65.48%	Paraguay	1/1 – 1/20	1/1 – 12/31	—
Mercofluvial S.A.	Shipping Company	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Petrolera San Antonio S.A. (PETROSAN)	Oil Storage Plant and Dock Facilities	65.48%	Paraguay	1/1 – 12/31	1/1 – 12/31	—
Flota Mercante Paraguaya S.A.(iv)	Shipping Company	65.48%	Paraguay	1/1 – 2/13	1/1 – 12/31	—
Compania de Transporte Fluvial S.A. (iv)	Shipping Company	65.48%	Paraguay	1/1 – 2/13	1/1 – 12/31	—
Hidrogas S.A. (iv)	Shipping Company	65.48%	Paraguay	1/1 – 1/20	1/1 – 12/31	—
Stability Oceanways S.A.	Barge and Pushboat Owning Shipping Company	65.48%	Panama	1/1 – 12/31	4/16 – 12/31	—
Hidronave S.A.	Pushboat Owning Company	33.39%	Brazil	1/11 – 12/31	—	—

(i)	Each company has the rights over the shipbuilding contract of a Capesize vessel. (Note 8)

(ii)	This company has the rights over the shipbuilding contract of a tanker vessel.

(iii)	These companies were sold on December 10, 2009 to independent third parties.

(iv)	These companies were merged into other Paraguayan shipping companies within the Navios Logistics group.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest (*)	Incorporation	2009	2008	2007
Navios Maritime Partners L.P.	Sub-Holding Company	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Navios Maritime Operating L.L.C.	Operating Company	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Libra Shipping Enterprises Corporation	Navios Libra II	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Alegria Shipping Corporation	Navios Alegria	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Felicity Shipping Corporation	Navios Felicity	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Gemini Shipping Corporation	Navios Gemini S	27.7%	Marshal Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Galaxy Shipping Corporation	Navios Galaxy I	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Prosperity Shipping Corporation	Navios Prosperity	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Fantastiks Shipping Corporation	Navios Fantastiks	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Aldebaran Shipping Corporation	Navios Aldebaran	27.7%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	11/16 – 12/31
Aurora Shipping Enterprises Ltd.	Navios Hope (ex Navios Aurora I)	27.7%	Marshall Is.	1/1 – 12/31	7/1 – 12/31	—
Sagittarius Shipping Corporation	Navios Sagittarius	27.7%	Marshall Is.	6/10 – 12/31	—	—
Palermo Shipping S.A.	Navios Apollon	27.7%	Marshall Is.	10/29 – 12/31	—	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	1/1 – 12/31	7/1 – 12/31	—

(*)	percentage does not include the ownership of 3,131,415 common units relating to the sale of Navios Hope to Navios Partners.
(d)	Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)	Cash and Cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)	Restricted cash: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels’ lenders. A portion of the amounts on deposit with NOS ASA and LCH are held as base and margin collaterals on active trades. As of December 31, 2009 and 2008, the restricted balance with NOS ASA was $471 and $1,586, respectively and with LCH was $1,104 and $9,993 respectively.

Also included in restricted cash as of December 31, 2009 and 2008 are amounts held as security in the form of letters of guarantee or letters of credit totaling $2,167 and $1,534, respectively. In addition at each of December 31, 2009 and 2008 restricted cash includes $103,416 (out of which $90,878 is kept in a pledged account and may be released to the Company subject to nomination of substitute vessels agreed by the bank) and $4,745, respectively.

(g)	Insurance claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are expected to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(h)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market value as determined on the first-in first-out basis.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
(i)	Vessel, Port Terminal. Tanker Vessels, Barges, Push boats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combination would be recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions would be stated at historical cost, which consists of the contract price, any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of operations.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	6 years
Management estimates the useful life of the Company’s vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

(j)	Deposits for vessels acquisitions: This represents amounts expensed by the Company in accordance with the terms of the purchase agreements for the construction of long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2009 amounted to $11,854 ($4,387 and $54 for the years ended December 31, 2008 and 2007, respectively). In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay, which has been fully operational since August 2009 and has added an additional of 80,000 metric tons storage capacity. For the construction of the new silo Navios Logistics paid an amount of $4,770 during 2008 and $2,767 during 2009.

(k)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with accounting for the impairment or the disposal of long-lived assets, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(l)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with “Impairment of Long Lived Assets”, Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
For the year ended December 31, 2009, the management of Navios Holdings after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment loss should be recognized on the long-lived assets of Navios Holdings.

Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, management may be required to perform impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(m)	Deferred Dry-dock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled dry-docking and special surveys which are carried out every 30, 60, and 84 months for vessels and barges and push boats, respectively, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry-docking and special surveys is deferred and amortized over the above periods or to the next dry-docking or special survey date if such has been determined. Unamortized dry-docking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold.

This cost is determined by reference to the estimated economic benefits to be derived until the next dry-docking or special survey. For each of the years ended December 31, 2009, 2008 and 2007, the amortization was $2,441, $1,933, and $1,687, respectively. Accumulated amortization as of December 31, 2009 and 2008 was $4,268 and $3,028, respectively.

(n)	Asset Retirement Obligation: In accordance with accounting for asset retirement obligations the Company recorded a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2009 and 2008, the asset balance was $20 for each period. At December 31, 2009 and 2008, the liability balance associated with the lease of port terminal was $39 and $37, respectively.

(o)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write offs for each of the years ended December 31, 2009, 2008 and 2007 were $6,682, $2,077 and $1,856, respectively.

(p)	Goodwill and Other Intangibles: As required by the accounting for goodwill and other intangible assets, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Similarly, intangible assets with indefinite lives are not amortized. Rather, the guidance requires that goodwill be tested for impairment at least annually and written down with a charge to operations if the carrying amount exceeds the estimated fair value.

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

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms (*)	6.6
Unfavorable lease terms (**)	4.7
Port terminal operating rights	30.0
Customer relationships	20.0
Backlog asset — port terminal	3.6

(*)	The intangible asset associated with the favorable lease terms includes an amount of $57,187 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 9). As of December 31, 2009 and 2008, $16,545 and $16,545, respectively, had been transferred to the acquisition cost of vessels and as of December 31, 2009 the amount of $2,885, has been written off due to the sale of Navios Sagittarius to Navios Partners on June 10, 2009.

(**)	The intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel. As of December 31, 2009 and 2008, no purchase options held by third parties have been exercised.
(q)	Foreign Currency Translation: The Company’s functional and reporting currency is the US Dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly US dollar denominated. Additionally, the Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Reales and Guaranies whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are US dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income. The foreign currency exchange gains/(losses) recognized in the consolidated statement of income for each of the years ended December 31, 2009, 2008 and 2007, were $181, $(11) and $(104), respectively.

(r)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. In accordance with the FASB issued guidance for accounting for contingencies, as interpreted by the FASB issued guidance, “reasonable estimation of the amount of a loss”, if the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 15, “Commitments and Contingencies” for further discussion.

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

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2009, the balance for provision for loss making voyages in progress was $2,048 (2008: $2,339).

(s)	Segment Reporting: The Company accounts for its segments in accordance with the FASB issued guidance which establishes disclosures about segments of an enterprise and related information and requires descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Following the acquisition of Horamar and the formation of Navios Logistics, the Company has renamed its Port Terminal Segment to Logistics Segment, to include the activities of Horamar which provides similar products and services in the region that Navios’ existing port facility currently operates. Based on the Company’s methods of internal reporting and management structure, the Company has two reportable segments: Vessel Operations and Logistic Business.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
(t)	Revenue and Expense Recognition:

Revenue Recognition: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from the following sources, (1) transportation of cargo, (2) time charter of vessels and (3) port terminal operations.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, the Company agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

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

Forward Freight Agreements (FFAs): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, the FFAs are “marked to market” quarterly to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. See Note 13.

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

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
Provision for employees’ severance and retirement compensation: The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $368 and $305 at December 31, 2009 and 2008, respectively.

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

Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively. On December 17, 2009, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The awarded on December 17, 2009, restricted common stock and restricted stock units to its employees, officers and directors, vest over three years.

The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

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

Interest rate risk: The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of gain/loss on derivatives over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of operations. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the statement of operations.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
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

Pursuant to the accounting for derivative financial instruments, the Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statement of operations. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the years ended December 31, 2009, 2008 and 2007, losses of $0, $19,939 and $9,816, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statement of cash flows.

(w)	Earnings per Share: Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and stock options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock and restricted stock units (vested and unvested) is included in the calculation of the diluted earnings per shares, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period. Convertibles shares are including in the calculation of the diluted earnings per shares, based on the weighted average number of convertible shares assumed to be outstanding during the period.

(x)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2007 was attributable to its subsidiary in Belgium, which was subject to the Belgium income tax regime. (Note 22). In June 2008, Navios Holdings’ Belgian subsidiary received a ruling from the Belgian tax authorities, confirming that provided it meets certain quantitative criteria, it would be eligible to be taxed under the tonnage tax system (rather than the income tax regime up to 2007). The effect of the ruling was that the deferred taxes recognized in the balance sheet relating to Kleimar (amounting to $57,249) were reversed through the income statement in the second quarter of 2008.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2009 was attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.

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

(y)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. At December 31, 2009, the dividend declared relating to the third quarter of 2009 of approximately $6.1 million was payable on January 7, 2010, and thus it is recorded on the consolidated balance sheet as a current liability.

(z)	Guarantees: The Company accounts for guarantees in accordance with guidance on guarantor’s accounting and disclosure requirements for guarantees, including indirect guarantees of indebtedness of others”. Under this guidance, a liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. However, this is limited to those guarantees issued or modified after December 31, 2002. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance, fair value recognition provision, financial statement disclosures of their terms are made.

(aa)	Leases: Vessel leases where Navios Holdings is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(ab)	Accounting for the acquisition of Horamar: The Company accounted for the acquisition of Horamar Group (as described in Note 3) as a partial sale of CNSA to the noncontrolling shareholders of Navios Logistics, and a partial acquisition of Horamar. Accordingly, a gain was recognized by Navios for the portion of CNSA sold amounting to $2,702. Horamar’s assets and liabilities were revalued to 100% of their respective fair values, CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction. The contingent shares consideration will be accounted for when the contingency is resolved.

(ac)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(ad)	Trade Accounts receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ae)	Investment in available for sale securities: The Company classifies its existing marketable equity securities as available-for-sale in accordance with guidance on accounting for certain investments in debt and equity securities. These securities are carried at fair market value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statement of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

(af)	Financial Instruments and Fair Value: The Company adopted guidance on Fair Value Measurements as of January 1, 2008. According to this guidance, a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under guidance on Fair Value Measurements are described below:
Basis of Fair Value Measurement
     Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
     Level 2: Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;
     Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
(ag)	Recent Accounting Pronouncements:

Noncontrolling Interests in Consolidated Financial Statements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued guidance which states that accounting and reporting for noncontrolling interests will be recharacterized as noncontrolling interests and classified as a component of equity. The guidance also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. Guidance applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that deconsolidate a subsidiary. The guidance was effective as of January 1, 2009 and the consolidated financial statements were updated to reflect the reporting and disclosure requirements.

Business Combinations

In December 2007, the FASB issued guidance which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed any non controlling interest in the acquiree and the goodwill acquired. The guidance also establishes disclosure requirements which will enable users to evaluate the nature and financial effects of the business combination. The guidance was effective for Navios Holdings for business combinations after January 1, 2009 and it did not have a material affect on the Company’s consolidated financial statements.

Fair value of Nonfinancial Assets and Nonfinancial Liabilities

In February 2008, the FASB issued guidance which delays the effective date of the fair value guidance application for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). For purposes of applying this guidance, nonfinancial assets and nonfinancial liabilities would include all assets and liabilities other that those meeting the definition of a financial asset or financial liability as defined in guidance The Fair Value Option for Financial Assets and Financial Liabilities. This guidance defers the effective date of relative guidance to fiscal years beginning after November 15, 2008, and the interim periods within those fiscal years for items within the scope of this guidance. The application of this guidance did not have a material effect on the consolidated financial statements of the Company.

Disclosures about Derivative Instruments and Hedging Activities

In March 2008, the FASB issued guidance which changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under relative guidance and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This Statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of the guidance did not have a material effect on the Company’s consolidated financial statements.

Determination of the useful life of intangible assets

In April 2008, FASB issued guidance which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under guidance on Goodwill and Other Intangible Assets. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows used to measure the fair value of the asset under guidance on Business Combinations, and other U.S. generally accepted accounting principles (GAAP). This guidance was effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years, and it did not have a material effect on the consolidated financial statements of the Company.

Determining whether instruments granted in share-based payment transactions are participating securities

In June 2008, FASB issued guidance which addresses whether instruments granted in share-based payment transactions are participating securities prior to vesting and, therefore, need to be included in the earnings allocation in computing earnings per share (EPS) under the two-class method described in guidance on Earnings per Share. This guidance was effective for the Company for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. All prior-period EPS data presented shall be adjusted retrospectively (including interim financial statements, summaries of earnings, and selected financial data) to conform to the provisions of this guidance. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
Disclosures about Credit Derivatives and Certain Guarantees

In September 2008, FASB issued guidance which amends guidance on Accounting for Derivative Instruments and Hedging Activities, to require disclosures by sellers of credit derivatives, including credit derivatives embedded in a hybrid instrument. This guidance also amends guidance on Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to require an additional disclosure about the current status of the payment/performance risk of a guarantee. Further, this guidance clarifies the Board’s intent about the effective date of guidance on Disclosures about Derivative Instruments and Hedging Activities. This guidance applies to credit derivatives, hybrid instruments that have embedded credit derivatives, and guarantees. This guidance also pertains to hybrid instruments that have embedded credit derivatives (for example, credit-linked notes). The provisions of this guidance are effective for reporting periods (annual or interim) ending after November 15, 2008, and encourages that the amendments to be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending subsequent to initial adoption. The adoption of this guidance did not have a material effect on the Company’s consolidated financial statements.

Fair Value Measurements

In October 2008, the FASB issued guidance which clarifies the application of guidance on Fair Value Measurements in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This guidance applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements. The guidance was effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (Accounting changes and Error Corrections). The disclosure provisions for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of this guidance did not have a material effect on the consolidated financial statements of the Company.

Accounting for an instrument (or an embedded Feature)

In November 2008, the FASB issued its final consensus on accounting for an instrument (or an embedded Feature) with a settlement amount that is based on the stock of an entity’s consolidated subsidiary. This issue applies to freestanding financial instruments (and embedded features) for which the payoff to the counterparty is based, in whole or in part, on the stock of a consolidated subsidiary. This Issue applies to those instruments (and embedded features) in the consolidated financial statements of the parent, whether the instrument was entered into by the parent or the subsidiary. This Issue was effective for fiscal years beginning on or after December 15, 2008 and interim periods within those fiscal years. Early adoption is not permitted. The consensus shall be applied to outstanding instruments as of the beginning of the fiscal year in which this issue is initially applied. The adoption of the Issue did not have a material effect on the consolidated financial statements of the Company.

Equity Method Investment Accounting Considerations

In November 2008, the FASB issued guidance on Equity Method Investment Accounting Considerations to clarify the accounting for certain transactions and impairment considerations involving equity method investments. The FASB and the IASB concluded a joint effort in converging the accounting for business combinations as well as the accounting and reporting for noncontrolling interests. The objective of that joint effort was not to reconsider the accounting for equity method investments; however, the application of the equity method is affected by the accounting for business combinations and the accounting for consolidated subsidiaries, which were affected by the issuance other guidance. This guidance was effective for fiscal years beginning on or after December 15, 2008, and interim periods within those fiscal years, consistent with the effective dates of other relative guidance. This guidance shall be applied prospectively. Earlier application by an entity that has previously adopted an alternative accounting policy is not permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements of the Company.

Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities

In December 2008, the FASB issued guidance which amends Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities to require public entities to provide additional disclosures about transfers of financial assets. It also amends Consolidation of Variable Interest Entities to require public enterprises, including sponsors that have a variable interest in a variable interest entity, to provide additional disclosures about their involvement with variable interest entities. Additionally, this guidance requires certain disclosures to be provided by a public enterprise that is (a) a sponsor of a qualifying special-purpose entity (“SPE”) that holds a variable interest in the qualifying SPE but was not the transferor (“nontransferor”) of financial assets to the qualifying SPE and (b) a servicer of a qualifying SPE that holds a significant variable interest in the qualifying SPE but was not the transferor (nontransferor) of financial assets to the qualifying SPE. This guidance is effective for the first reporting period (interim or annual) ending after December 15, 2008, with earlier application encouraged. Its adoption did not have a material effect on the consolidated financial statements of the Company.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
Amendments to the Impairment Guidance on Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets

In January 2009, the FASB issued guidance to achieve more consistent determination of whether an other-than-temporary impairment has occurred. This guidance also retains and emphasizes the objective of an other-than-temporary impairment assessment and the related disclosure requirements in guidance on Accounting for Certain Investments in Debt and Equity Securities and other related guidance. This guidance is effective for interim and annual reporting periods ending after December 15, 2008, and shall be applied prospectively. Retrospective application to a prior interim or annual reporting period is not permitted. The adoption of this guidance did not have a material effect on the consolidated financial statements of the Company.

Disclosures about Fair Value of Financial Instruments

In April 2009, the FASB issued guidance to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies, as well as in annual financial statements. This guidance also amends guidance on Interim Financial Reporting, to require those disclosures in summarized financial information at interim reporting periods. An entity may early adopt this guidance only if it also elects to early adopt guidance on Determining Fair Value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly and Recognition and Presentation of other-than-temporary impairments. This guidance does not require disclosures for earlier periods presented for comparative purposes at initial adoption. In periods after initial adoption, this guidance requires comparative disclosures only for periods ending after initial adoption. This guidance will be effective for interim reporting periods after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

Business Combinations

In April 2009, the FASB issued guidance which amends and clarifies guidance on Business Combinations, to address application issues raised by preparers, auditors, and members of the legal profession on initial recognition and measurement subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This guidance is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Its adoption did not have a material effect on the consolidated financial statements.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued guidance which amends certain requirements of guidance on Consolidation of Variable Interest Entities, to improve financial reporting by enterprises involved with variable interest entities and to provide more relevant and reliable information to users of financial statements. This guidance carries forward the scope relative guidance, with the addition of entities previously considered qualifying special-purpose entities, as the concept of these entities was eliminated in guidance on Accounting for Transfers of Financial Assets. This shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. The Company is currently evaluating the potential impact of the adoption of this guidance on the Company’s consolidated financial statements.

The Hierarchy of Generally Accepted Accounting Principles

In June 2009, the FASB issued guidance which replaces establishes the FASB Accounting Standards Codification (Codification) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. This guidance shall be effective for financial statements issued for interim and annual periods ending after September 15, 2009, except for nonpublic nongovernmental entities that have not followed the guidance included in the AICPA Technical Inquiry Service (TIS) Section 5100, “Revenue Recognition,” paragraphs 38–76. An entity shall follow the disclosure requirements of relative guidance and disclose the accounting principles that were used before and after the application of the provisions of this guidance and the reason that applying this guidance resulted in a change in accounting principle or correction of an error. The adoption of this guidance did not have any material effect on the consolidated financial statements of the Company.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
Accounting for Transfers of Financial Assets
In June 2009, the FASB issued this guidance to address (1) practices that have developed since the issuance relative guidance on Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, that are not consistent with the original intent and key requirements of that Statement and (2) concerns of financial statement users that many of the financial assets (and related obligations) that have been derecognized should continue to be reported in the financial statements of transferors. This guidance must be applied as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. Earlier application is prohibited. This guidance must be applied to transfers occurring on or after the effective date. Additionally, on and after the effective date, the concept of a qualifying special-purpose entity is no longer relevant for accounting purposes. Therefore, formerly qualifying special-purpose entities (as defined under previous accounting standards) should be evaluated for consolidation by reporting entities on and after the effective date in accordance with the applicable consolidation guidance. If the evaluation on the effective date results in consolidation, the reporting entity should apply the transition guidance provided in the pronouncement that requires consolidation. Additionally, the disclosure provisions of this guidance should be applied to transfers that occurred both before and after its effective date. The Company is currently evaluating the potential impact of the adoption of this guidance on the Company’s consolidated financial statements.
Subsequent events
In February 2010, the FASB amended its guidance which established principles and requirements for subsequent events. In particular according to the amendment the guidance removes the requirement for SEC files to disclose the date through which an entity has evaluated subsequent events. The amended guidance also clarifies that an entity that is a conduit bond obligor for conduit debt securities that are traded in a public market (a domestic or foreign stock exchange or an over-the-counter market, including local or regional markets) must evaluate subsequent events through the date of issuance of its financial statements and must disclose such date. There is no such change to the guidance for all other equities, who will continue to be required to evaluate subsequent events through the date the financial statements are available to be issued, and must disclose such date.
This guidance is effective for entities other than conduit bond obligors upon issuance. Conduit bond obligors will be required to apply the requirements of this guidance in fiscal periods ending after June 15, 2010. The Company’s consolidated financial statements were updated to reflect the disclosure requirements.
NOTE 3: ACQUISITION
Acquisition of Horamar Group
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed i) $112,200 in cash and ii) the authorized capital stock of its wholly owned subsidiary CNSA, in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for i) $112,200 in cash, of which $5,000 was kept in escrow ($2,500 as of December 31, 2009) payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow (504 shares as of December 31, 2009) pending the EBITDA Adjustment.
          In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target. Following the resolution of the contingency, $2,500 in cash and 503 shares were released to the shareholders of Horamar. In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2010.
          Horamar was a privately held Argentina-based group that specialized in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America. The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Through the acquisition of Horamar, Navios Holdings formed Navios Logistics, an end-to-end logistics business through the combination of its existing port operations in Uruguay with the barge and up-river port businesses that specialize in the transportation and storage of liquid cargoes and the transportation of dry bulk cargoes in South America.
          The table below shows the Company’s determination of the cost of acquisition and how that cost was allocated to the fair value of assets and liabilities at the acquisition date, January 1, 2008. As of December 31, 2009, the purchase price allocation was final.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

Adjusted purchase price
Consideration to sellers (cash), excluding contingent consideration	$109,700
Fair value of 34.5% ownership in CNSA	26,901

Total consideration given for 65.5% acquired interest in Horamar	136,601
Proforma purchase price — 100%	208,552
Transaction costs	3,461

Total proforma purchase price — 100%	212,013
Fair value of assets and liabilities acquired
Vessel fleet	128,838
Petrosan port tangible assets	12,557
Customer relationships	35,490
Tradenames and trademarks	10,420
Favorable contracts	3,780
Favorable construction contracts	7,600
Petrosan port operating rights	3,060
Unfavorable contracts	(3,010)
Deferred taxes	(27,287)
Long term debt assumed	(11,665)
Noncontrolling interests in subsidiaries of Horamar	(31,050)
Other long term assets/liabilities	488
Net working capital, including cash retained of $5,592	5,970

Fair value of identifiable assets and liabilities of Horamar	135,191

Goodwill	$76,822

          Following the release of the escrow in November 2008, as a result of Horamar achieving the interim EBITDA target, goodwill increased by $11,638, to reflect the changes in noncontrolling interests. As of December 31, 2009, excluding the remaining contingent consideration still in escrow, Navios Holdings held 65.5% of Navios Logistics’ outstanding stock.
          Goodwill arising from the acquisition has all been allocated to the Company’s Logistics Business segment. None of the goodwill is deductible for tax purposes.
          The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized using the straight line method over the periods indicated below:

	Weighted
	Average	Year ended	Year ended
	Amortization	December 31, 2009	December 31, 2008
Description	Period (Years)	Amortization	Amortization
Customer relationships	20	$(1,774)	$(1,774)
Tradenames and trademarks	10	$(1,042)	$(1,042)
Favorable contracts	4	$(827)	$(827)
Petrosan port operating rights	20	$(153)	$(153)
Favorable construction contracts	—	$—	$—
Unfavorable contracts	2	$1,505	$1,505

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
The following is a summary of the acquired identifiable intangible assets as of December 31, 2009:

		Accumulated	Transfer
Description	Gross Amount	Amortization	to vessel cost	Net Amount
Customer relationships	$35,490	$(3,549)	$—	$31,941
Tradenames and trademarks	$10,420	$(2,084)	$—	$8,336
Favorable contracts	$3,780	$(1,654)	$—	$2,126
Favorable construction contracts (*)	$7,600	$—	$(3,200)	$4,400
Petrosan port operating rights	$3,060	$(306)	$—	$2,754
Unfavorable contracts	$(3,010)	$3,010	$—	$—

Totals	$57,340	$(4,583)	$(3,200)	$49,557

(*)	This amount is not amortized and when the vessel is delivered, will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. (Note 9). Following the delivery of the tanker vessel, Makenita H, $3,200 has been transferred to the cost of the vessel as of December 31, 2009.
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
          The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the acquisition and related financing had occurred at the beginning of the period presented. The basic and diluted earnings per share calculations assume that the shares outstanding at December 31, 2007, were outstanding throughout the period. See Note 21 for more information on earnings per common share calculations.
NOTE 4: CASH AND CASH EQUIVALENTS
          Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2009	2008
Cash on hand and at banks	$60,316	$28,976
Short-term deposits and highly liquid funds	113,617	104,648

Total cash and cash equivalents	$173,933	$133,624

          Short term deposits and highly liquid funds are comprised of deposits with banks with original maturities of less than 90 days.
NOTE 5: SHORT TERM INVESTMENTS
          Short term investments relate to commercial papers with original maturities of less than 90 days. These securities are bought and held principally for the purpose of selling them in the near term and, therefore, have been classified as trading securities and are included in “Cash and cash equivalents” in the accompanying consolidated balance sheet. During the year ended December 31, 2008, such securities were used for general financing purposes and as of December 31, 2008, all of the securities had been sold.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
NOTE 6: ACCOUNTS RECEIVABLE, NET
          Accounts receivable consist of the following:

	December 31,	December 31,
	2009	2008
Accounts receivable	$89,084	$118,123
Less: Provision for doubtful receivables	(10,580)	(8,343)

Accounts receivables, net	$78,504	$109,780

          Changes to the provisions for doubtful accounts are summarized as follows:

	Balance at	Charges to		Balance at
	Beginning of	Costs and	Amount	End of
Allowance for doubtful receivables	Period	expenses	Utilized	Period
Year ended December 31, 2007	(6,435)	—	760	(5,675)
Year ended December 31, 2008	(5,675)	(2,668)	—	(8,343)
Year ended December 31, 2009	(8,343)	(2,237)	—	(10,580)
          Concentrations of credit risk with respect to accounts receivables are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue. For the year ended December 31, 2008 and 2007, none of the customers accounted for more than 10% of the Company’s revenue.
NOTE 7: PREPAID EXPENSES AND OTHER CURRENT ASSETS
          Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2009	2008
Prepaid voyage costs	$1,825	$7,466
Claim receivables, net	3,907	6,515
Advances to agents	937	537
Inventories	13,716	10,344
Prepaid taxes	2,526	1,947
Contributions from noncontrolling shareholders	2,302	—
Other	2,517	1,461

Total prepaid expenses and other current assets	$27,730	$28,270

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
NOTE 8: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2006	$502,514	$(24,202)	$478,312
Additions	54,518	(24,444)	30,074
Disposals	(151,431)	14,473	(136,958)
Transfer from investment in joint venture	27,701	—	27,701

Balance December 31, 2007	$433,302	$(34,173)	$399,129
Additions	133,932	(20,368)	113,564
Disposals	(28,647)	219	(28,428)

Balance December 31, 2008	$538,587	$(54,322)	$484,265
Additions	883,108	(32,498)	850,610
Disposals	(30,975)	5,844	(25,131)

Balance December 31, 2009	$1,390,720	$(80,976)	$1,309,744

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2006	$27,098	$(1,232)	$25,866
Additions	—	(917)	(917)

Balance December 31, 2007	27,098	(2,149)	24,949
Acquisition of subsidiary (Note 3)	12,557	—	12,557
Additions	4,770	(1,730)	3,040

Balance December 31, 2008	$44,425	$(3,879)	$40,546
Additions	3,045	(2,244)	801
Transfer to port terminals	12,659	(437)	12,222

Balance December 31, 2009	$60,129	$(6,560)	$53,569

		Accumulated	Net Book
Tanker vessels, barges and push boats	Cost	Depreciation	Value
Balance December 31, 2006	$—	$—	$—
Additions	—	—	—

Balance December 31, 2007	—	—	—
Acquisition of subsidiary (Note 3)	126,732	—	126,732
Additions	93,941	(13,436)	80,505

Balance December 31, 2008	$220,673	$(13,436)	$207,237
Additions	30,829	(16,049)	14,780
Disposals	(392)	250	(142)
Transfer to port terminals	(12,659)	437	(12,222)

Balance December 31, 2009	$238,451	$(28,798)	$209,653

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2006	$1,908	$(794)	$1,114
Additions/acquisition of subsidiary	744	(345)	399

Balance December 31, 2007	$2,652	$(1,139)	$1,513
Acquisition of subsidiary (Note 3)	2,106	—	2,106
Disposals	(258)	258	—
Additions	2,466	(1,039)	1,427

Balance December 31, 2008	$6,966	$(1,920)	$5,046
Additions	592	(734)	(142)
Disposals	(345)	216	(129)
Write off of fully depreciated assets	(673)	673	—

Balance December 31, 2009	$6,540	$(1,765)	$4,775

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2006	531,520	(26,228)	505,292
Additions/acquisition of subsidiary	55,262	(25,706)	29,556
Disposals	(151,431)	14,473	(136,958)
Transfer from investment in joint venture	27,701	—	27,701

Balance December 31, 2007	463,052	(37,461)	425,591
Acquisition of subsidiary (Note 3)	141,395	—	141,395
Additions	235,109	(36,573)	198,536
Disposals	(28,905)	477	(28,428)

Balance December 31, 2008	$810,651	$(73,557)	$737,094
Additions	917,574	(51,525)	866,049
Disposals	(31,712)	6,310	(25,402)
Write off of fully depreciated assets	(673)	673	—

Balance December 31, 2009	$1,695,840	$(118,099)	$1,577,741

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
          As of December 31, 2009, Navios Holdings executed purchase options comprising of four Ultra Handymax, six Panamax and one Capesize vessels. Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope and Navios Fantastiks were delivered on November 30, 2005, December 30, 2005, February 10, 2006, March 23, 2006, March 24, 2006, April 10, 2006, December 4, 2006, February 26, 2007, February 7, 2008, April 24, 2008 and May 2, 2008, respectively. The rights to Navios Fantastiks were sold to Navios Partners, on November 15, 2007, while Navios Hope was sold to Navios Partners on July 1, 2008. The sale price of Navios Hope consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units has been classified as “Investments in available-for-sale securities”. The gain from the sale of Navios Hope was $51,508, of which, $24,940 had been recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represented profit to the extent of Navios Holdings’ interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income as the vessel is amortized over its remaining useful life or until it’s sold. Following Navios Partners’ public equity offerings of (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased from 51.6% to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the over-allotment option and further to 37.0% in November 2009. Therefore, $3,464, $1,098 and $2,574 respectively of the deferred gain have been recognized in the statements of income under “Equity in net earnings of affiliated companies” during 2009. As of December 31, 2009, the unamortized portion of the gain was $17,747, of which the portion to be amortized over the next year amounted to $866 and was classified under “Deferred income”. The amortization of deferred income is included in “Equity in net earnings of affiliated companies” in the statements of income.
          Since July 2007, Navios Holdings entered into agreements for the acquisition of 11 Capesize vessels to be built in South Korea and Japan. On November 4, 2008, Navios Holdings cancelled three of the contracts for a total cancellation fee of $1,500 which was expensed. The shipyard installment payments for the construction of these vessels were spread against the payments for the construction of the remaining Capesize vessels under construction by the same shipyard.
          Of the eight remaining Capesize vessels, Navios Bonavis, with a capacity of 180,022 dwt, was delivered on June 29, 2009 for an acquisition price of $120,746, Navios Happiness, with a capacity of 180,022 dwt, was delivered on July 23, 2009 for an acquisition price of $120,843, Navios Pollux, with a capacity of 180,727 dwt, was delivered on July 24, 2009 for an acquisition price of $110,781, Navios Aurora II with a capacity of 169,031 dwt, was delivered on November 25, 2009 for an acquisition price of $110,716 (of which $92,179 was paid in cash, $10,000 in shares (698,812 common shares at $14.31 per share based on the price on the acquisition date) and the remaining amount was funded through the issuance of 1,702 Preferred Stock, see also Note 18), Navios Lumen with a capacity of 180,661 dwt, was delivered on December 10, 2009 for an acquisition price of $112,375, Navios Phoenix with a capacity of 180,242 dwt, was delivered on December 21, 2009 for an acquisition price of $105,895 and Navios Stellar with a capacity of 169,001 dwt, was delivered on December 23, 2009 for an acquisition price of $94,854 (of which $85,692 was paid in cash and the remaining amount was funded through the issuance of 1,800 Preferred Stock, see also Note 18).
          The acquisition cost of the eighth remaining Capesize vessel, Navios Antares, was approximately $120,400 and was delivered in January 2010. As of December 31, 2009 Navios Holdings had paid an amount of $43,080 and $49,520 in cash and debt, respectively and $10,000 in shares (698,812 common shares at $14.31 per share based on the price on the acquisition date). These amounts have been included in “Deposit for vessels acquisitions”.
          In June 2008, Navios Holdings entered into agreements to acquire two Ultra Handymax vessels for its wholly owned fleet. The first vessel, Navios Ulysses, is a 2007-built, 55,728 dwt, Ultra Handymax built in Japan that was delivered on October 10, 2008. The vessel’s purchase price was approximately $79,123. The second vessel, Navios Vega, is a 58,792 dwt, 2009-built Ultra Handymax vessel built in Japan that was delivered on February 18, 2009 for an acquisition cost of approximately $72,140, of which $40,000 was paid in cash and the remaining was paid through the issuance of a 2% convertible debt having a three-year maturity.
          In June 2009, Navios Holdings entered into agreements to acquire four additional Capesize vessels for its wholly owned fleet. Their delivery is expected in various dates during the second half of 2010. Total consideration for the vessels is $324,450. Part of the consideration amounting to $93,700, can be paid with Preferred Stock at the Company’s option prior or upon delivery of the vessels. All Preferred Stock has similar characteristics with those described in Note 18. As of December 31, 2009, Navios Holdings paid an amount of $155,820 in cash and issued 1,870 Preferred Stock which have a nominal value of $18,700 and a fair value of $7,177. See also Note 18. The total amount of $162,997 has been included in “Deposit for vessels acquisitions”.
          In August 2009, Navios Holdings agreed to acquire two additional Capesize vessels for its wholly owned fleet. Their delivery is expected in the fourth quarter of 2010. Total consideration of the vessels is approximately $141,458 of which $47,890 can be paid with Preferred Stock with similar characteristics to those described in Note 18. As of December 31, 2009, Navios Holdings paid an amount of $61,408 in cash and issued 2,829 Preferred Stock which have a nominal value of $28,290 and a fair value of $12,905. See Note 18.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
          On September 18, 2009, Navios Celestial, a 2009-built, 58,084 dwt, Ultra Handymax was delivered to Navios Holdings. The vessel’s acquisition price was approximately $34,132 of which $31,629 was paid in cash. The remaining amount was funded through the issuance of 500 Preferred Stock which have a nominal value of $5,000 and a fair value of $2,503. See also Note 18.
          On October 29, 2009, Navios Holdings sold Navios Apollon to Navios Partners. The sale price of Navios Apollon was $32,000 received entirely in cash. The book value assigned to the vessel was $25,131, resulting in gain from her sale of $6,869, of which, $3,995 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2,874 representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 37% and $318 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2009, the unamortized portion of the gain was $2,277.
          On January 27, 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel for a nominal price of $55,500, $52,500 payable in cash and $3,000 in the form of mandatorily convertible preferred stock (“Preferred Stock”). The vessel is under construction with a South Korean Shipyard and scheduled for delivery in the first quarter of 2011.
          Since March 2008, Navios Logistics through its subsidiaries, entered into agreements for the acquisition of a fleet for transporting dry and wet cargo on the river in the Hidrovia region. This fleet consists of push boats, dry barges and wet barges. The acquisition cost amounted to an aggregate of approximately $72,100.
          In September 2008, Navios Logistics began construction of a new silo at its port facility in Uruguay. The silo was operational as of the beginning of the third quarter of 2009 and has added an additional 80,000 metric tons of storage capacity. As of December 31, 2009, Navios Logistics had paid an amount of $7,537 (out of which $4,770 was paid during 2008) for the construction of the new silo.
          On June 2, 2009, Navios Logistics took delivery of the Makenita H, a tanker vessel. The purchase price of the vessel amounted to approximately $25,207.
          On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave S.A. for cash consideration of $500 and took delivery of the Nazira, a push-boat. The fair value of the asset at the acquisition date was $1,700 and the goodwill arising from the acquisition amounted to $284 which has all been allocated to the company’s Logistics segment.
NOTE 9: INTANGIBLE ASSETS OTHER THAN GOODWILL
          Intangible assets as of December 31, 2009 and 2008 consist of the following:

		Accumulated	Disposal/Transfer to	Net Book Value
December 31, 2009	Acquisition Cost	Amortization	vessel cost	December 31, 2009
Trade name	$100,420	$(14,320)	$—	$86,100
Port terminal operating rights	34,060	(3,678)	—	30,382
Customer relationships	35,490	(3,549)	—	31,941
Favorable construction contracts	7,600	—	(3,200)	4,400
Favorable lease terms	255,816	(103,760)	(4,308)	147,748

Total Intangible assets	433,386	(125,307)	(7,508)	300,571

Unfavorable lease terms	(130,523)	71,320	—	(59,203)
Backlog assets	14,830	(14,830)	—	—

Total	$317,693	$(68,817)	$(7,508)	$241,368

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

				Fair value
				measurement
				due to
		Accumulated	Transfer to	acquisition of	Net Book Value
December 31, 2008	Acquisition Cost	Amortization	vessel cost	subsidiary	December 31, 2008
Trade name	$90,000	$(10,467)	$—	$10,420	$89,953
Port terminal operating rights	31,000	(2,750)	—	3,060	31,310
Customer relationships	—	(1,774)	—	35,490	33,716
Favorable construction contracts	—	—	—	7,600	7,600
Favorable lease terms	269,277	(73,900)	(13,858)	3,780	185,299

Total Intangible assets	390,277	(88,891)	(13,858)	60,350	347,878

Unfavorable lease terms	(127,513)	53,839	—	(3,010)	(76,684)
Backlog assets	14,830	(14,786)	—	—	44

Total	$277,594	$(49,838)	$(13,858)	$57,340	$271,238

	Amortization	Amortization	Amortization
	Expense	Expense	Expense
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
Trade name	$(3,853)	$(3,860)	$(2,808)
Port terminal operating rights	(927)	(929)	(774)
Unfavorable lease terms	17,481	22,543	32,877
Customer relationships	(1,774)	(1,774)	—
Favorable lease terms	(33,243)	(34,015)	(36,025)
Backlog assets	(44)	(2,454)	(5,246)
Backlog liabilities	—	—	5,946

Total	$(22,360)	$(20,489)	$(6,030)

          The aggregate amortization of acquired intangibles for the next five years will be as follows:

	Within one					Five Year
Description	year	Year Two	Year Three	Year Four	Year Five	Aggregate
Trade name	$3,853	$3,852	$3,860	$3,853	$3,853	$19,271
Favorable lease terms	20,907	17,661	17,672	14,329	12,879	83,448
Unfavorable lease terms	(7,939)	(6,439)	(6,136)	(5,131)	(4,933)	(30,578)
Port terminal operating rights	929	929	929	929	929	4,645
Customer relationships	1,775	1,775	1,775	1,775	1,775	8,875

	$19,525	$17,778	$18,100	$15,755	$14,503	$85,661

          On June 10, 2009, Navios Holdings sold to Navios Partners the rights of Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34,600. The book value assigned to the vessel was $4,308, resulting in a gain from her sale of $30,292, of which, $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of (a) 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the over-allotment option and $659 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 37.0% and an additional $1,528 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2009, the unamortized portion of the gain was $10,450.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
NOTE 10: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
          In connection with the IPO of Navios Partners on November 16, 2007, Navios Holdings sold the interests of its five wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of its three wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193,300, plus (b) $160,000 of the $165,000 borrowings under Navios Partners’ new revolving credit facility, (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners.
          On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates.” The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
          Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long term charters. The operations of Navios Partners are managed by Navios Shipmanagement, “the Manager”, from its offices in Piraeus, Greece.
          As of December 31, 2009 and December 31, 2008, the carrying amount of the investment in Navios Partners accounted for under the equity method was $6,012 and $4,629, respectively.
          Dividends received during the year ended December 31, 2009 and 2008 were $18,066 and $11,322, respectively.
Acropolis Chartering and Shipping Inc.
          Navios Holdings has a 50% interest in Acropolis Chartering & Shipping, Inc. (“Acropolis”), a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2009 and 2008, the carrying amount of the investment was $686 and $713, respectively. Dividends received for each of the years ended December 31, 2009 and 2008, were $878 and $1,928, respectively.
Navios Maritime Acquisition Corporation
          On July 1, 2008, the Company completed the IPO of units in its subsidiary, Navios Acquisition, a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased Private Placement Warrants of Navios Acquisition for an aggregate purchase price of $7,600. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consists of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Currently, the Company owns approximately 6,035,000 (19%) of the outstanding common stock of Navios Acquisition. Navios Acquisition is no longer a controlled subsidiary of the Company but accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
          As of December 31, 2009, the carrying amount of the investment in Navios Acquisition was $253 (2008: $253).

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
          Summarized financial information of the affiliated companies is presented below:

	December 31, 2009			December 31, 2008
	Navios	Navios		Navios	Navios
Balance Sheet	Partners	Acquisition	Acropolis	Partners	Acquisition (**)	Acropolis
Current assets	$92,579	$251,636	$2,067	$29,058	$252,258	$2,262
Non-current assets	344,177	—	35	293,849	—	39
Current liabilities	13,351	501	243	46,401	475	364
Non-current liabilities	215,415	8,855	—	199,659	8,855	—

	Year Ended			Year Ended			Year Ended
	December 31, 2009			December 31, 2008			December 31, 2007 (**)
	Navios	Navios		Navios	Navios		Navios
Income Statement	Partners	Acquisition	Acropolis	Partners (*)	Acquisition	Acropolis	Partners (*)	Acropolis
Revenue	$92,643	$—	$3,260	$75,082	$—	$8,423	$50,352	$5,302
Net Income/(loss)	34,322	(648)	2,429	28,758	1,047	4,558	19,508	2,789

(*)	The summarized financial information of Navios Partners for the year ended December 31, 2007 include balances that were carved-out from Navios Holdings prior to the IPO on November 16, 2007.

(**)	Navios Acquisition was incorporated in July 2008, and therefore, no financial data for periods prior to 2008 exist.
NOTE 11: ACCRUED EXPENSES
          Accrued expenses consist of the following:

	December 31,	December 31,
	2009	2008
Payroll	$6,827	$5,762
Accrued interest	13,573	7,465
Accrued voyage expenses	12,979	10,401
Accrued running costs	3,743	2,072
Provision for losses on voyages in progress	2,048	2,339
Audit fees and related services	64	391
Accrued taxes	2,195	2,330
Professional fees	1,651	933
Other accrued expenses	4,950	2,775

Total accrued expenses	$48,030	$34,468

NOTE 12: BORROWINGS
     Borrowings consist of the following:

	December 31,	December 31,
	2009	2008
Loan Facility HSH Nordbank and Commerzbank A.G.	$146,810	$250,956
Revolver Facility HSH Nordbank and Commerzbank A.G.	23,893	80,667
Commerzbank A.G.	174,055	—
Dekabank Deutsche Girozentrale	120,000	—
Loan Facility Emporiki Bank ($154.0 million)	113,870	51,060
Loan Facility Emporiki Bank ($75.0 million)	61,671	—
Loan DVB Bank	16,240	17,360
Loan DNB NOR Bank	66,500	18,000
Loan Marfin Egnatia Bank	70,000	70,000
Revolving credit facility Marfin Egnatia Bank	—	90,000
Loan facility Marfin Egnatia Bank	34,025	—
Other long term loans	50,393	11,328
Convertible debt	33,500	—
Unsecured bond	20,000	—
Ship mortgage notes	400,000	—

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	December 31,	December 31,
	2009	2008
Senior notes	300,000	300,000
Total borrowing	1,630,957	889,371
Less: unamortized discount	(8,251)	(1,656)
Less: current portion	(59,804)	(15,177)

Total long term borrowings	$1,562,902	$872,538

          Senior Notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. In addition, the Company has the option to redeem the notes in whole or in part, at any time (1) before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after December 15, 2010, at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement the Company and the guarantors filed a registration statement no later than June 25, 2007 which became effective on July 5, 2007, enabling the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
          Ship Mortgage Notes: In November 2009, the Company issued $400,000 first priority ship mortgage notes due on November 1, 2017 at 8.875% fixed rate. The ship mortgage notes are senior obligations of Navios Holdings and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of our direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of our subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of our subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105,000 from the proceeds of the issuance into an escrow account. In December 2009, this amount was released to partially finance the acquisition of two designated Capesize vessels. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement, the Company and the guarantors have agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the ship mortgage notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries.
Loan Facilities:
          The majority of our senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2009, we were in compliance with all of the covenants under each of our senior secured credit facilities.
          HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility composed of a $280,000 term loan facility and a $120,000 reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. After such amendment the term loan facility was repayable in 19 quarterly payments of $2,647, seven quarterly payments of $5,654 and a balloon payment of $166,382. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the SVM ratio (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010. The loan facility requires compliance with the covenants contained in the senior notes. The loan facility also requires compliance with financial covenants including, specified Security Value Maintenance to total debt percentage and minimum liquidity.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
It is an event of default under the credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
          The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.
          Following the sale of Navios Apollon on October 29, 2009, Navios Holdings prepaid $13,501 of the loan facility and permanently reduced its revolving credit facility by $4,778.
          Following the issuance of the Ship Mortgage Notes in November 2009, the mortgages and security interests on 10 vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197,599, of which $195,000 was funded from the issuance of the ship mortgage notes and the remaining $2,599 from the Company’s cash. The Company permanently reduced the facility by an amount of $26,662 and the term loan facility by $80,059. The Company further agreed with HSH Nordbank and Commerzbank AG that an amount of $90,878 will be kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed by the bank. Further, the amount of $13,501 prepaid for the sale of Navios Apollon was also kept in the same escrow account.
          As of December 31, 2009, the amount available under the revolving facility was $25,000 and the amount drawn was $23,893.
          Emporiki Facility: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above mentioned agreement, the amount of the facility has been changed to up to $130,000. The principal amount is available for partial drawdown according to terms of the payment of the shipbuilding contracts. As of December 31, 2009, the amount drawn was $113,870. The amended facility is repayable upon delivery of the Capesize vessels in 10 semi-annual installments of $6,000 and 10 semi-annual installments of $4,000 with a final payment of $30,000 on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with the covenants contained in the senior notes.
          DNB Facility: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66,500 has been cancelled following the cancellation of construction of one of the two Capesize bulk carriers. As of December 31, 2009, the total available amount of $66,500 was drawn. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2,900, with a final payment of $34,600 on the last payment date. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement.
          Marfin Revolving Facility: In December 2008, Navios Holdings entered into a $90,000 revolving credit facility with Marfin Egnatia Bank for general corporate purposes. The loan is repayable in one installment in December 2010 and bears interest based on a margin of 275 bps. The facility contains customary covenants and requires compliance with certain of the covenants contained in the indenture governing the existing senior notes. Following the issuance of the ship mortgage notes in November 2009, the ship mortgage previously secured by this revolving facility was fully released in connection with the partial repayment of the facility with approximately $83,412 and the remaining balance amount of $6,588 was fully repaid in December 2009.
          Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. As of December 31, 2009, the full amount was drawn following the delivery of the two Capesize vessels.
          Convertible Debt: In February 2009, Navios Holdings issued a $33,500 convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest is payable semi-annually. Unless previously converted, the amount is payable in February 2012. The Company has the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair market value on issuance at a discounted face value of 94.5%. The fair market value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
          Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of two Capesize vessels and for general corporate purposes. Originally, $57,200 of the facility was repayable upon delivery of two Capesize vessels during 2009 and the remaining amounts due in one installment in February 2011. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. As of December 31, 2009, $34,025 was outstanding under this facility.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
          Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. The principal amount for the three Capesize vessels under construction is available for partial drawdown according to the terms of the payment of the shipbuilding contracts. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 with a final payment of $24,706 on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of December 31, 2009, the outstanding amount was $174,055. The loan facility requires compliance with the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants.
          Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest will accrue on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.
          Emporiki Facility: In August 2009, Navios Holdings entered into a loan agreement with Emporiki Bank of Greece of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1,375 with a final payment of $10,000 on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of December 31, 2009, $61,671 was drawn under this facility. The loan facility requires compliance with certain covenants contained in the senior notes. After the delivery of the vessels the loan also requires compliance with certain financial covenants.
          DVB Facility: On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and is repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan is secured by a mortgage on a vessel together with assignment of earnings and insurances. As of December 31, 2009, $16,240 was outstanding under this facility.
          Navios Logistics loans:
          On March 31, 2008, Nauticler S.A. entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan is repayable in one installment by March 2011 and bears interest at LIBOR plus 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for one additional year extension and an increase in margin to 275 bps. As of December 31, 2009, the amount outstanding under this facility was $70,000.
          In connection with the acquisition of Horamar, the Company assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,900 dwt double hull tanker (Malva H). After the vessel delivery the interest rate is LIBOR plus 150 bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. As of December 31, 2009, the amount outstanding under this facility was $7,976.
          In connection with the acquisition of Horamar, the Company assumed a $2,286 loan facility that was entered into by Thalassa Energy S.A. in October 2007, in order to finance the purchase of two self-propelled barges (Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan will be repaid by five equal installments of $457, two of which were made in November 2008 and June 2009, a third was made in January 2010 and the remaining two will be repaid in August 2010 and March 2011. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items. The loan is secured by a first priority mortgage over the two self-propelled barges (Formosa and San Lorenzo). As of December 31, 2009, the amount outstanding under this facility was $1,371.
          On September 4, 2009, HS Navigation Inc. entered into a loan facility in order to finance the acquisition cost of Estefania H for an amount of up to $18,710 which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Navigation Inc. The repayment date should not exceed May 15, 2016. As of December 31, 2009, the amount outstanding under this facility was $16,242. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          On December 15, 2009, HS Tankers Inc. entered into a loan facility in order to finance the acquisition cost of Makenita H for an amount of $24,000 which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The amount of each installment (a) shall not be less than 90% of the amount of the last hire payment due to be paid to HS Tankers Inc prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed March 24, 2016. As of December 31, 2009, the amount outstanding under this facility was $24,000. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.
          In connection with the acquisition of Hidronave S.A. in October 29, 2009, the Company assumed a $804 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the building of a pushboat (Nazira). As of December 31, 2009, the outstanding loan balance was $804. The loan facility bears interest at a fixed rate of 600 bps. The loan will be repaid by installments of $6 each and the final repayment date can not extend beyond August 10, 2021. Borrowings under the loan are subject to certain financial covenants and restrictions on dividend payments and other related items.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
     The maturity table below reflects the principal payments of all credit facilities outstanding as of December 31, 2009 for the next 5 years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior notes. The maturity table below includes in the amount shown for 2015 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels scheduled to be delivered on various dates throughout 2011.

Year	Amount in thousands of USD
2010	59,804
2011	80,991
2012	174,831
2013	60,327
2014	471,354
2015 and thereafter	783,650

Total	1,630,957

NOTE 13: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
     Warrants
          The Company accounts for the Navios Acquisition Warrants (see Note 1), which were obtained in connection with its investment in Navios Acquisition under guidance for accounting for derivative instruments and hedging activities. This accounting guidance establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with the relative accounting guidance, the Company records the Navios Acquisition Warrants in the consolidated balance sheets under “Long term derivative assets” at fair value, with changes in fair value recorded in “Other expense” in the consolidated statements of income.
          During the year ended December 31, 2009, the changes in net unrealized holding gains/(losses) on warrants amounted to $5,863 ($(5,282) for the year ended December 31, 2008).
     Interest rate risk
          The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statement of income.
          The principal terms of the interest rate swaps outstanding at December 31, 2009 and 2008 were as follows:

December 31, 2009
Royal
	Bank of	Dexia Bank	Alpha
Counterparty	Scotland	Belgium	Bank
Notional
	USD 10,937 declining 437 at resetting dates until maturity date	USD 21,000 declining 280 at resetting dates until maturity date	USD 9,500 declining 250 at resetting dates until maturity date

Terms	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	3 months LIBOR for 4.525%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%

Resets	April and October	Quarterly	Quarterly

Inception	April 2001	August 2005	July 2001

Maturity	October 2010	August 2010	July 2010

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

December 31, 2008
Royal
	HSH	Bank of	Fortis Bank	Dexia Bank	Dexia Bank	Alpha
Counterparty	Nordbank	Scotland	Belgium	Belgium	Belgium	Bank
Notional
	USD 79,345 declining 20,796 — 15,330 at resetting days until maturity date	USD 10,937 declining 437 at resetting dates until maturity date	USD 6,500 declining 131 at resetting dates until maturity date	USD 21,000 declining 280 at resetting dates until maturity date	USD 6,500 declining 131 at resetting dates until maturity date	USD 9,500 declining 250 at resetting dates until maturity date

Terms	3 months LIBOR for 5.52%	Floor 6 months LIBOR 5.55% Cap 6 months LIBOR 7.5%	3 months LIBOR for 3.95%	3 months LIBOR for 4.525%	3 months LIBOR for 3.95%	Floor 3 months LIBOR 5.65% Cap 6 months LIBOR 7.5%

Resets	Quarterly	April and October	Quarterly	Quarterly	Quarterly	Quarterly

Inception	December 2007	April 2001	May 2004	August 2005	May 2004	July 2001

Maturity	September 2009	October 2010	April 2009	August 2010	April 2009	July 2010
          For the year ended December 31, 2009, 2008 and 2007, the realized gain/(loss) on interest rate swaps was $(316), $(2,351) and $225, respectively. As of December 31, 2009 and 2008, the outstanding net liability was $1,133 and $2,907, respectively. The unrealized gain/(loss) as of December 31, 2009, 2008 and 2007 was $1,774, $(1,874) and $(1,279), respectively.
          The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland swap agreements have been collateralized by a cash deposit of $1,200. The Alpha Bank swap agreement has been guaranteed by the Company. The HSH Nordbank swap agreements were bound by the same securities as the secured credit facility.
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
          For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statement of operations in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For the years ended December 31, 2009, 2008 and 2007, $0, $19,939 and $9,816 losses, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
          At December 31, 2009 and December 31, 2008, none of the “mark to market” positions of the open dry bulk FFA contract, qualified for hedge accounting treatment.
          The net (losses)/gains from FFAs recorded in the statement of income amounted to $(5,172), $16,244 and $26,379, for the years ended December 31, 2009, 2008 and 2007, respectively.
          During each of the years ended December 31, 2009, 2008 and 2007, the changes in net unrealized gains/(losses) on FFAs amounted to $1,674, $(8,220) and $12,232, respectively.
          The open dry bulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	December 31,	December 31,
Forward Freight Agreements (FFAs)	2009	2008
Short term FFA derivative asset	$28,194	$130,844
Long term FFA derivative asset	—	34,379
Short term FFA derivative liability	(9,542)	(126,577)
Long term FFA derivative liability	—	(23,159)

Net fair value on FFA contracts	$18,652	$15,487

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$(77)	$(15,470)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$10,265	$98,782

          The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	December 31,	December 31,
Interest Rate Swaps	2009	2008
Short term interest rate swap liability	$(1,133)	$(2,375)
Long term interest rate swap liability	—	(532)

Net fair value of interest rate swap contract	$(1,133)	$(2,907)

Reconciliation of balances
          Total of balances related to derivatives and financial instruments:

	December 31,	December 31,
	2009	2008
FFAs	$18,652	$15,487

NOS FFAs portion of fair value transferred to NOS derivative account (*)	(77)	(15,470)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	10,265	98,782

Navios Acquisition Warrants	8,181	2,318
Interest rate swaps	(1,133)	(2,907)

Total	$35,888	$98,210

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
Balance Sheet Values

	December 31,	December 31,
	2009	2008
Total short term derivative asset	$38,382	$214,156
Total long term derivative asset	8,181	36,697
Total short term derivative liability	(10,675)	(128,952)
Total long term derivative liability	—	(23,691)

Total	$35,888	$98,210

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
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
     Borrowings: The carrying amount of the floating rate loans approximates its fair value. Only the senior notes have a fixed rate and their fair value, which was determined based on quoted market prices, is indicated in the table below.
     Interest rate swaps: The fair value of the interest rate swaps is the estimated amount that the Company would receive or pay to terminate the swaps at the reporting date and are valued using pricing models.
     Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.
     The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2009		December 31, 2008
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	173,933	173,933	133,624	133,624
Restricted cash	107,158	107,158	17,858	17,858
Trade receivables	78,504	78,504	109,780	109,780
Accounts payable	(61,990)	(61,990)	(72,520)	(72,520)
Senior and ship mortgage notes, net of discount	(693,049)	(714,500)	(298,344)	(178,488)
Long term debt	(929,657)	(929,657)	(589,371)	(589,371)
Available for sale securities	46,314	46,314	22,358	22,358
Interest rate swaps	(1,133)	(1,133)	(2,907)	(2,907)
Navios Acquisition Warrants	8,181	8,181	2,318	2,318
Forward Freight Agreements, net	18,652	18,652	15,487	15,487
     The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets and liabilities and are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$28,194	$28,194	$—	$—
Navios Acquisition Warrants	8,181	—	8,181	—
Investments in available for sale securities	46,314	46,314	—	—

Total	$82,689	$74,508	$8,181	$—

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Fair Value Measurements as of December 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$9,542	$9,542	$—	$—
Interest rate swap contracts	1,133	—	1,133	—

Total	$10,675	$9,542	$1,133	$—

	Fair Value Measurements as of December 31, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$165,223	$165,223	$—	$—
Navios Acquisition Warrants	2,318	—	2,318	—
Investments in available for sale securities	22,358	22,358	—	—

Total	$189,899	$187,581	$2,318	$—

	Fair Value Measurements as of December 31, 2008
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$149,736	$149,736	$—	$—
Interest rate swap contracts	2,907	—	2,907	—

Total	$152,643	$149,736	$2,907	$—

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
NOTE 14: EMPLOYEE BENEFIT PLANS
Retirement Saving Plan
          The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the year ended December 31, 2009, 2008 and 2007, were approximately $105, $101 and $103, respectively, which included a discretionary contribution of $15, $15, and $16, respectively.
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
          The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts it under FASB guidance on employer’s accounting for pension.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
Stock Plan
          On October 18, 2007, December 16, 2008 and December 17, 2009, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the approved Company’s stock plan for its employees, officers and directors. Stock-based awards granted to Navios Holdings’ employees, officers and directors are based on service conditions only and include restricted common stock, restricted stock units and stock options.
          Employees have been granted a certain amount of shares which are restricted for a two years period except for those issued in December 2009 which are restricted for three years period. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date. Stock options have been granted to executives and directors only and vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for seven years after its vesting date.
          The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:
–	Expected term: The “simplified method” was used which includes taking the average of the weighted average time to vesting and the contractual term of the option award. The option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s option award is 4.5 years.

–	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate (which equals the historical estimate is 68.86% and 61.30% for 2009 and 2008, respectively)

–	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

–	Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. The 4.5 year yield-to-maturity rate as of the grant date is 3.64% and 1.23% for 2009 and 2008, respectively.
          The fair value of restricted stock and restricted stock units grants excludes dividends to which holders of restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted stock and restricted stock units grant is $0.06 and $0.06 per share for 2009 and 2008, respectively.
          The weighted average grant date fair value of stock options and restricted stock and restricted stock units granted during the year ended December 31, 2009 was $2.59 and $5.63, respectively.
          The weighted average grant date fair value of stock options and restricted stock and restricted stock units granted during the year ended December 31, 2008 was $1.21 and $3.18, respectively.
          The effect of compensation expense arising from the stock-based arrangements described above amounts to $2,187 and $2,694 as of December 31, 2009 and 2008, respectively and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
The summary of stock-based awards is summarized as follows (in thousands except per share data):

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Shares	price	term	value
Options
Outstanding at January 1, 2008	288,000	—	—	1,542
Granted	571,266	3.18	—	691

Outstanding as of December 31, 2008	859,266	7.73	8.57	2,233
Vested or expected to vest at December 31, 2008	96,000
Exercisable at December 31, 2008	96,000

Outstanding at January 1, 2009	859,266	—	—	2,233
Granted	405,365	5.87	—	1,049

Outstanding as of December 31, 2009	1,264,631	7.13	8.02	3,282
Vested or expected to vest at December 31, 2009	286,422
Exercisable at December 31, 2009	286,422

Restricted stock and restricted stock units
Outstanding as of January 1, 2008	147,264	—	—	2,467
Granted	314,016	—	—	1,255
Vested	(79,858)	—	—	(1,301)
Forfeited or expired	(1,083)	—	—	(18)

Non Vested as of December 31, 2008	380,339	—	1.7	2,403

Outstanding as of January 1, 2009	380,339	—	—	2,403
Granted	384,149	—	—	2,164
Vested	(217,894)	—	—	(1,719)
Forfeited or expired	(22,457)	—	—	(127)

Non Vested as of December 31, 2009	524,137	—	2.3	2,721
          The estimated compensation cost relating to non-vested stock option and restricted stock and restricted stock units awards not yet recognized was $1,422 and $2,153, respectively, as of December 31, 2009 and are expected to be recognized over the weighted average period of 2.0 and 2.3 years, respectively.
          The estimated compensation cost relating to non-vested stock option and restricted stock and restricted stock units awards not yet recognized was $1,704 and $1,670, respectively, as of December 31, 2008 and are expected to be recognized over the weighted average period of 2.2 and 1.7 years, respectively.
NOTE 15: COMMITMENTS AND CONTINGENCIES:
          As of December 31, 2009, the Company was contingently liable for letters of guarantee and letters of credit amounting to $2,167 (2008: $2,490) issued by various banks in favor of various organizations and the total amount is collateralized by cash deposits, which are included as a component of restricted cash ($2008: $1,534).
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
          As of December 31, 2009, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $6,033. The respective provision for such contingencies is included in “Other long-term liabilities”. According to the acquisition agreement, if such cases materialize against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability. The contingencies are expected to be resolved in the next five years. In the opinion of management, the ultimate disposition of these matters and will not adversely affect the Company’s financial position, results of operations or liquidity. In August 2009, Navios Logistics issued a performance guarantee of up to $4,000 plus interest and costs in favor of a customer of its subsidiary Petrolera San Antonio S.A. covering sales of gas oil contracted between the parties.
     The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
NOTE 16: LEASES
Chartered-in:
     As of December 31, 2009, the Company had 27 chartered-in vessels (8 Ultra Handymax, 10 Panamax and 9 Capesize vessels). The Company has options to purchase 11 of them.
     The future minimum commitments, net of commissions under chartered-in vessels are as follows (in thousands):

Amount
2010	$114,584
2011	94,376
2012	111,519
2013	104,964
2014	87,780
2015 and thereafter	392,258

$905,481

     Charter hire expense for chartered-in vessels amounted to $203,320, $897,062 and $402,515, for the each of the years ended December 31, 2009, 2008 and 2007, respectively.
     In November 2008, Navios Holdings cancelled the agreements to charter-in the following vessels at no cost:

Vessel	Vessel Type	Delivery Date	Deadweight	Purchase Option(1)
			(in metric tons)
Navios TBN	Kamsarmax	08/2010	81,000	Yes
Navios TBN	Kamsarmax	09/2010	81,000	Yes
Navios TBN	Kamsarmax	11/2010	81,000	Yes
Navios TBN	Handysize	01/2011	35,000	Yes
Navios TBN	Kamsarmax	01/2011	81,000	Yes
Navios TBN	Kamsarmax	02/2011	81,000	Yes
Navios TBN	Kamsarmax	03/2011	81,000	Yes
Navios TBN	Handysize	05/2011	35,000	Yes
Navios TBN	Handysize	06/2011	35,000	Yes

(1)	The initial 50% purchase option on each vessel was held by Navios Holdings.
Chartered-out:
     The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows (in thousands):

Amount
2010	$341,252
2011	329,944
2012	308,551
2013	260,310
2014	190,982
2015 and thereafter	629,426

Total minimum revenue, net of commissions	$2,060,465

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
Office space:
     The future minimum commitments under lease obligations for office space are as follows (in thousands):

Amount
2010	$1,934
2011	1,688
2012	1,551
2013	1,551
2014	1,553
2015 and thereafter	6,020

Total minimum lease payments	$14,297

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
          Rent expense for office space amounted to $1,830, $1,860, and $1,213 for each of the years ended December 31, 2009, 2008 and 2007, respectively.
          On January 2, 2006, the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the Company entered into a ten-year lease for office facilities in Norwalk USA, that expires in May 2011. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. On October 31, 2007, the Company entered into a twelve-year lease agreement for additional space of its offices in Piraeus. Kleimar entered in a lease agreement for office facilities in Antwerp, Belgium, that expires in June 2009, which was automatically renewed through March 2011. Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire in various dates through 2013. The above table incorporates the lease commitment on all offices as disclosed above.
NOTE 17: TRANSACTIONS WITH RELATED PARTIES
          Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are EUR 420 (approximately $602) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          On October 31, 2007, Navios ShipManagement Inc., a wholly owned subsidiary of Navios Holdings, entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is partially owned by relatives of Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 1,367.5 square meters and houses part of the operations of the Company. The total annual lease payments are EUR 420 (approximately $602) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of each of the years ended December 31, 2009, 2008 and 2007 were $300, $1,746 and $362, respectively. The Company owns fifty percent of the common stock of Acropolis. During the years ended December 31, 2009, 2008 and 2007, the Company received dividends of $878 and $1,928, and $678, respectively.
          Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years whereas the initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the years ended December 31, 2009, 2008 and 2007 amounted to $11,004, $9,275 and $920, respectively. In October 2009, the fixed fee period was extended for two years and the daily fees will be $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel.
          General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2009, 2008 and 2007 amounted to $1,843, $1,490 and $161, respectively.
          Balances due to related parties: Included in the trade accounts payable at December 31, 2009 and 2008 is an amount of $134 and $185, respectively, which is due to Acropolis Chartering and Shipping Inc.
          Balance due from affiliate: Due from affiliate as at December 31, 2009 amounts to $1,973 (2008: $1,677) which includes the current amounts of $1,952 due from Navios Partners (2008:$1,541). The balances mainly consist of management fees, administrative fees and other expenses.
          Omnibus agreement: Navios Holdings entered into an omnibus agreement with Navios Partners in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the omnibus agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The omnibus agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
          Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold Navios Apollon to Navios Partners. The sale price of Navios Apollon was $32,000 received entirely in cash. The book value assigned to the vessel was $25,131, resulting in gain from her sale of $6,869, of which, $3,995 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2,874 representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 37% and $318 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2009, the unamortized portion of the gain was $2,277 (See Note 8).
          Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights of Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34,600. The book value assigned to the vessel was $4,308, resulting in a gain from her sale of $30,292, of which, $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Long term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of (a) 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the over-allotment option and $659 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 37.0% and an additional $1,528 of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2009, the unamortized portion of the gain was $10,450.
          Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. (See Note 10).
          Sale of Navios Hope: On July 1, 2008, Navios Hope was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Hope was $51,508 of which $24,940 was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offerings of (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the over-allotment option and further to 37.0% in November 2009. As a result of this decrease, $3,464, $1,098 and $2,574 respectively of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2009, the unamortized portion of the gain was $17,747 (See Note 8).
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
          Navios Acquisition presently occupies office space provided by Navios Holdings. Navios Holdings has agreed that, until the consummation of a business combination, it will make such office space available for use by Navios Acquisition, as well as certain office and secretarial services, as may be required from time to time. Navios Acquisition has agreed to pay Navios Holdings $10 per month for such services and the charge is included in general and administrative expenses. Total general and administrative fees charged for the year ended December 31, 2009 amounted to $120 (2008: $60). As of December 31, 2009 and 2008, the balance due from Navios Acquisition was $30 and $136, respectively.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
NOTE 18: PREFERRED AND COMMON STOCK
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
          On January 2 and January 23, 2008, Navios Holdings issued 10,000 and 3,534, restricted shares of common stock respectively, to its employees. Until December 31, 2008, 1,083 restricted shares of common stock were forfeited upon termination of employment and 3,266 restricted shares were surrendered.
          On January 23, 2008, the Company issued 25,310 restricted common stock and restricted stock units to its employees. At the time each underlying unit vests, the Company will issue common shares to these employees. The restricted stock units do not have any voting or dividend rights until issuance of the respective shares.
          During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock, following the exercise of warrants generating proceeds of $6,757. The remaining 6,451,337 non exercised warrants were expired and cancelled on December 9, 2008 in accordance with their terms.
          On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. On October 20, 2008, Navios Holdings concluded such program with 6,959,290 shares repurchased, for a total consideration of $50,000.
          In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. As of December 31, 2009 and December 31, 2008, 331,900 and 575,580 shares, respectively were repurchased under this program, for a total consideration of $717 and $1,033, respectively.
          On December 16, 2008, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued 250,672 restricted shares of common stock to its employees.
          Following the issuances and cancellations of the shares, described above, Navios Holdings had, as of December 31, 2008, 100,488,784 shares of common stock outstanding.
          On January 3, 2009, 12,658 restricted stock units were granted to the Company’s employees under the Company’s stock option plan for its employees, officers and directors.
          On February 5, 2009, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued 55,675 restricted shares of common stock to its employees.
          On September 17, 2009 and on June 23, 2009, Navios Holdings issued 2,829 shares of Preferred Stock (fair value $12,905) and 1,870 Preferred Stock (fair value $7,177), respectively, at $10,000 nominal value per share to partially finance the construction of three Capesize vessels. The Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive 2% annual dividend on the nominal value of the Preferred Stock. Five years after the issuance date 30% of the then-outstanding Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. Ten years after the issuance date the remaining balance of the then-outstanding Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
          On September 18, 2009, Navios Holdings issued 500 shares of Preferred Stock (fair value $2,503) at $10,000 nominal value per share to partially finance the acquisition of Navios Celestial. The Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share. On December 17, 2009, Navios Holdings issued 357,142 shares of common stock upon conversion of 500 shares of Preferred Stock issued on September 18, 2009.
          On November 20 2009, and December 16, 2009, 2,090 and 4,037 restricted shares were surrendered, respectively.
          On November 25, 2009, Navios Holdings issued 1,702 Preferred Stock (fair value $8,537) at $10,000 nominal value per share to partially finance the acquisition of Navios Aurora II. Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock shall be entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
          On December 17, 2009, pursuant to the stock option plan approved by the Board of Directors Navios Holdings issued 308,174 restricted shares of common stock and 12,250 restricted stock units to its employees.
          On December 23, 2009, Navios Holdings issued 1,800 shares of Preferred Stock (fair value $9,162) at $10,000 nominal value per share to partially finance the acquisition of Navios Stellar. The Preferred Stock was recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock shall be entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
          During 2009, 22,457 restricted shares of common stock were forfeited upon termination of employment.
          Following the issuances and cancellations of the shares, described above, Navios Holdings had as of December 31, 2009, 100,874,199 shares of common stock and 8,201 Preferred Stock outstanding.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
NOTE 19: DISPOSAL OF ASSETS
The Company disposed of the following assets in 2009:

Navios Apollon
Cash consideration received	$32,000
Book value of vessel Apollon sold to Navios Partners	(25,131)

Total gain	6,869
Deferred gain (see Note 8)	(2,874)

Gain recognized on sale of Navios Apollon		$3,995

Navios Sagittarius
Cash consideration received	34,600
Book value of purchase option of Navios Sagittarius sold to Navios Partners	(2,885)
Book value of favorable lease term of Navios Sagittarius sold to Navios Partners	(1,423)

Total gain	30,292
Deferred gain (see Note 8)	(13,510)

Gain recognized on sale of rights of Navios Sagittarius to Navios Partners		$16,782

Gain from sale of other assets		$8

Gain on sale of assets		$20,785

The Company disposed the following assets in 2008:

Navios Hope
Cash consideration received	$35,000
Shares consideration received	44,936
Book value of vessel Navios Hope sold to Navios Partners	(28,428)

Total gain	51,508
Deferred gain (see Note 8)	(26,568)

Gain recognized on sale of Navios Hope		$24,940

Obeliks
Cash consideration received	35,090
Book value of vessel Obeliks sold	(34,915)

Gain recognized on sale of Obeliks		$175

Partial sale of subsidiary
Sale price	78,000
Book value of CNSA contributed to Navios Logistics	(70,150)
Excess of fair value sale (including noncontrolling interests)	7,850

Gain on sale of partial subsidiary		$2,702

Gain on sale of assets/partial sale of subsidiary		$27,817

Following the IPO of Navios Partners in November 2007 (see Note 10), the following assets were disposed of in 2007:

Assets sold to Navios Partners
Cash proceeds on sale of assets to Navios Partners	$353,300
Net book value of assets sold	(185,789)

Gain on sale of assets	$167,511

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
NOTE 20: SEGMENT INFORMATION
     The Company has two reportable segments from which it derives its revenues: Vessel Operations and Logistics Business. Starting in 2008 following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment to Logistics Business Segment, to include the activities of Horamar which provides similar products and services in the region that Navios’ existing port facility currently operates. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and forward freight agreements. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.
     The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Vessel Operations	Logistics Business
	for the	for the	Total for the
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2009	2009
Revenue	$459,786	$138,890	$598,676
Gain on derivatives	375	—	375
Interest income	1,688	11	1,699
Interest income from investments in finance leases	1,330	—	1,330
Interest expense and finance cost	(59,371)	(4,247)	(63,618)
Depreciation and amortization	(52,281)	(21,604)	(73,885)

Equity in net income of affiliated companies and joint ventures	29,222	—	29,222
Net income	62,583	5,351	67,934

Total assets	2,430,710	504,472	2,935,182
Goodwill	56,239	91,677	147,916
Capital expenditures	751,659	26,799	778,458
Investment in affiliates	$13,042	$—	$13,042

	Vessel Operations	Logistics Business
	for the	for the	Total for the
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2008	2008
Revenue	$1,138,284	$107,778	$1,246,062
Gain on derivatives	16,244	—	16,244
Interest income	7,252	501	7,753
Interest income from investments in finance leases	2,185	—	2,185
Interest expense and finance cost	(44,707)	(4,421)	(49,128)
Depreciation and amortization	(38,499)	(18,563)	(57,062)

Equity in net income of affiliated companies and joint ventures	17,431	—	17,431
Net income	115,100	3,427	118,527

Total assets	1,783,132	472,246	2,255,378
Goodwill	56,239	91,393	147,632
Capital expenditures	318,287	99,212	417,499
Investment in affiliates	$5,605	$—	$5,605

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

		Port Terminal
	Vessel Operations	Operations
	for the	for the	Total for the
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2007	2007
Revenue	$748,731	$9,689	$758,420
Gain on derivatives	26,379	—	26,379
Interest income	10,671	148	10,819
Interest income from investments in finance leases	3,507	—	3,507
Interest expense and finance cost	(51,089)	—	(51,089)
Depreciation and amortization	(30,033)	(1,867)	(31,900)

Equity in net income of affiliated companies and joint ventures	1,929	—	1,929
Net income	268,038	2,963	271,001

Total assets	1,894,296	76,708	1,971,004
Goodwill	56,239	14,571	70,810
Capital expenditures	253,364	—	253,364
Investment in affiliates	$1,079	$—	$1,079
          The following table sets out operating revenue by geographic region for the Company’s reportable segments. Vessel Operation and Logistics Business revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
North America	$34,366	$84,543	$92,474
Europe	77,976	400,867	280,187
Asia	322,346	600,286	323,352
South America	145,831	107,778	9,689
Other	18,157	52,588	52,718

Total	$598,676	$1,246,062	$758,420

     The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for vessels amounted to $1,309,744 and $484,265 at December 31, 2009 and 2008, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics business amounted to $209,653 and $247,783 at December 31, 2009 and 2008, respectively.
NOTE 21: EARNINGS PER COMMON SHARE
     Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period. Net income for the year ended December 31, 2007 is adjusted for the purposes of earnings per share calculation, to reflect the inducement of the exercise of warrants discussed in Note 18. The inducement resulted to the adjustment in the income available to common stockholders, for the earnings per share calculation, by $4,195, which represents the incremental value that was given to the warrant holders in order to exercise their warrants. Fully diluted earnings per share assumes the 6,759,586 and 15,426,857 weighted average number of warrants outstanding for each of the years ended December 31, 2008 and 2007, respectively were exercised at the warrant price of $5.00 generating proceeds of 33,797 and $77,134 respectively and proceed was used to buy back shares of common stock at the average market price during the respective period. The remaining 6,451,337 warrants that were not exercised expired on December 9, 2008.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2009	2008	2007
Numerator:
Net income attributable to Navios Holdings common stockholders	$67,934	$118,527	$271,001
Less:
Dividend on Preferred Stock	(909)	—	—
Interest on convertible debt and amortization of convertible bond discount	1,107	—	—
Incremental fair value of securities offered to induce warrants exercise	—	—	(4,195)

Income available to common shareholders	$68,132	$118,527	$266,806

Denominator:

Denominator for basic net income per share attributable to Navios Holdings stockholders — weighted average shares	99,924,587	104,343,083	92,820,943

Dilutive potential common shares — weighted average
Restricted stock, restricted stock units and stock options	533,075	178,691	29,613
Convertible Preferred Stock and convertible debt	4,736,997	—	—
Warrants outstanding — weighted average	—	6,759,586	15,426,857
Proceeds on exercises of warrants	$—	$33,797,930	$77,134,285
Number of shares to be repurchased	—	3,936,612	8,847,880

Dilutive effect of securities — warrants	5,270,072	3,001,665	6,608,590

Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	105,194,659	107,344,748	99,429,533

Basic net income per share attributable to Navios Holdings stockholders	$0.68	$1.14	$2.87

Diluted net income per share attributable to Navios Holdings stockholders	$0.65	$1.10	$2.68

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

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
•	then per financial year up to the complete writing off: maximum depreciation of 10% straight line.
          In 2007, the Company’s Belgian subsidiary, Kleimar, has applied for changing its method of taxation, to tonnage tax. The Company was granted the ruling of the local authorities, which, is effective for the fiscal year starting January 1, 2008.
          In 2008, Kleimar received the official decision from the Belgian tax authorities that assuming it met certain quantitative thresholds, it had been declared eligible for the tonnage tax regime (instead of an income tax regime) with an effective date January 1, 2008. Accordingly, all of Kleimar’s existing deferred tax balances that were affected by this decision were released in 2008 with a corresponding impact reflected in the income statement amounting to $57,249.
          The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2009 is attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.
          CNSA is located in a tax free zone and is not liable to income or other tax. Operations of all Uruguayan companies are not liable to income tax.
          Income tax liabilities of the Argentinean companies for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end the fiscal year, Argentinean companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Minima Presunta” or Alternative Minimum Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Alternative Minimum Tax. However, if the Alternative Minimum Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Alternative Minimum Tax that may arise in the next ten fiscal years.
          Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are deemed earned for tax purposes. Average rates were approximately 3.5% for the year ended December 31, 2009.
          There are two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, Alternatively, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.
          The Company’s deferred taxes as of December 31, 2009 and 2008, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar acquisition, respectively, as discussed further in Note 3.
          As at January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2006 and 2007. In relation to these open tax years, the Company believes that there are no material uncertain tax positions. Argentinean companies have open tax years ranging from 2003 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2004 and onwards.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)
NOTE 23: NONCONTROLLING INTEREST
          Following the acquisition of Horamar in January 2008, Navios Holdings owns 65.5% (excluding 504 shares still kept in escrow at December 31, 2009, pending the achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. The table below reflects the movement in noncontrolling interest for the years ended December 31, 2009 and 2008:

Noncontrolling interest December 31, 2007	$—
Acquisition of Horamar	96,186
Noncontrolling interest in subsidiaries of Horamar	31,050
Profit and loss for the period	1,723

Noncontrolling interest December 31, 2008	$128,959
Contribution from noncontrolling shareholders	2,801
Acquisition of Hidronave S.A.	480
Profit and loss for the period	3,030

Noncontrolling interest December 31, 2009	$135,270
          In accordance with the amended share purchase agreement, the final EBITDA target may be resolved until June 30, 2010.
NOTE 24: INVESTMENT IN AVAILABLE FOR SALE SECURITIES
          As part of the consideration received from the sale of Navios Hope to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners (14.4% of the outstanding units of Navios Partners), which are accounted for under guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred directly to the statement of income. The Company has no other types of available for sale securities.
          As of December 31, 2009 and 2008, the carrying amounts of the AFS Securities were $46,314 and $22,358, respectively and the unrealized holding gains/(losses) related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $15,156 and $(22,578), respectively for the years ended December 31, 2009 and 2008. During 2009, the Company recognized in earnings realized losses amounting to $13,778.
NOTE 25: OTHER FINANCIAL INFORMATION
          The Company’s 9.5% Senior Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics (“non- guarantor subsidiary”), Corporación Navios Sociedad Anonima for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the Indenture. Provided below are the condensed income statements and cash flow statements for the years ended December 31, 2009, 2008 and 2007 and balance sheets as of December 31, 2009 and 2008 of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries. All subsidiaries, except for the non-guarantor subsidiaries, are 100% owned. These condensed consolidating statements have been prepared in accordance with U.S. GAAP, except that all subsidiaries have been accounted for on an equity basis.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	459,786	138,890	—	598,676
Time charter, voyage and logistic business expenses	—	(259,798)	(94,040)	—	(353,838)
Direct vessel expenses	—	(31,454)	—	—	(31,454)
General and administrative expenses	(16,149)	(18,632)	(9,116)	—	(43,897)
Depreciation and amortization	(2,810)	(49,471)	(21,604)	—	(73,885)
Provision for losses on accounts receivable	—	(886)	(1,351)	—	(2,237)
Interest income from finance leases	—	1,330	—	—	1,330
Interest income	184	1,504	11	—	1,699
Interest expenses and finance cost, net	(53,067)	(6,304)	(4,247)	—	(63,618)
Gain/ (loss) on derivatives	5,863	(5,488)	—	—	375
Gain on sale of assets	—	20,785	—	—	20,785
Other income	6,083	(281)	947	—	6,749
Other expense	(13,831)	(1,856)	(4,821)	—	(20,508)

Income before equity in net earnings of affiliated companies	(73,727)	109,235	4,669	—	40,177
Income from subsidiaries	125,883	3,502	—	(129,385)	—
Equity in net earnings of affiliated companies	15,778	13,444	—	—	29,222

Income before taxes	67,934	126,181	4,669	(129,385)	69,399
Income taxes	—	(298)	1,863	—	1,565

Net income	67,934	125,883	6,532	(129,385)	70,964
Less: Net income attributable to the noncontrolling interest	—	—	(3,030)	—	(3,030)

Net Income attributable to Navios Holdings common stockholders	67,934	125,883	3,502	(129,385)	67,934

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	1,138,284	107,778	—	1,246,062
Time charter, voyage and logistic business expenses	—	(995,971)	(70,268)	—	(1,066,239)
Direct vessel expenses	—	(26,621)	—	—	(26,621)
General and administrative expenses	(8,851)	(20,151)	(8,045)	—	(37,047)
Depreciation and amortization	(2,818)	(35,682)	(18,562)	—	(57,062)
Provision for losses on accounts receivable		(2,668)	—	—	(2,668)
Interest income from finance leases	—	2,185	—	—	2,185
Interest income	4,073	3,178	502	—	7,753
Interest expenses and finance cost, net	(23,335)	(21,372)	(4,421)	—	(49,128)
Gain/(loss) on derivatives	(5,282)	13,374	—	—	8,092
Gain on sale of assets/partial sale of subsidiary	—	27,817	—	—	27,817
Other income	—	—	948	—	948
Other expense	64	(4,470)	(2,980)	—	(7,386)

Income before equity in net earnings of affiliated companies	(36,149)	77,903	4,952	—	46,706
Income from subsidiaries	140,061	—	—	(140,061)	—
Equity in net earnings of affiliated companies	14,615	2,816	—	—	17,431

Income before taxes	118,527	80,719	4,952	(140,061)	64,137
Income taxes	—	57,094	(981)	—	56,113

Net income	118,527	137,813	3,971	(140,061)	120,250
Less: Net income attributable to the noncontrolling interest	—	—	(1,723)	—	(1,723)

Net Income attributable to Navios Holdings common stockholders	118,527	137,813	2,248	(140,061)	118,527

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	—	748,731	9,689	—	758,420
Time charter, voyage and port terminal expenses	—	(553,713)	(3,860)	—	(557,573)
Direct vessel expenses	—	(27,892)	—	—	(27,892)
General and administrative expenses	(3,101)	(19,450)	(507)	—	(23,058)
Depreciation and amortization	(2,808)	(27,225)	(1,867)	—	(31,900)
Interest income from finance leases	—	3,507	—	—	3,507
Interest income	6,556	4,115	148	—	10,819
Interest expenses and finance cost, net	(48,537)	(2,552)	—	—	(51,089)
Gain on derivatives	—	25,100	—	—	25,100
Gain on sale of assets	—	167,511	—	—	167,511
Other income	40	401	4	—	445
Other expense	(99)	(24)	(644)	—	(767)

Income before equity in net earnings of affiliated companies and taxes	(47,949)	318,509	2,963	—	273,523
Income from subsidiaries	318,950	—	—	(318,950)	—
Equity in net earnings of affiliated companies	—	1,929	—	—	1,929

Income before taxes	271,001	320,438	2,963	(318,950)	275,452
Income tax	—	(4,451)	—	—	(4,451)

Net Income	271,001	315,987	2,963	(318,950)	271,001
Less: Net income attributable to the noncontrolling interest	—	—	—	—	—

Net Income attributable to Navios Holdings common stockholders	271,001	315,987	2,963	(318,950)	271,001

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at December 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	115,535	31,471	26,927	—	173,933
Restricted cash	—	105,484	1,674	—	107,158
Accounts receivable, net	82	62,844	15,578	—	78,504
Intercompany receivables	515,283	94	—	(515,377)	—
Short term derivative assets	—	38,382	—	—	38,382
Due from affiliate companies	—	1,973	—	—	1,973
Prepaid expenses and other current assets	301	13,831	13,598	—	27,730

Total current assets	631,201	254,079	57,777	(515,377)	427,680
Deposit for vessel acquisitions	—	344,515	—	—	344,515
Vessels, port terminal and other fixed assets, net	—	1,311,891	265,850	—	1,577,741
Long term derivative asset	8,181	—	—	—	8,181
Investments in subsidiaries	1,049,231	189,313	—	(1,238,544)	—
Investment in available for sale securities	46,314	—	—	—	46,314
Investment in affiliates	12,347	695	—	—	13,042
Investment in leased assets	—	18,431	—	—	18,431
Deferred financing costs, net	19,870	4,945	870	—	25,685
Deferred dry dock and special survey costs, net	—	4,280	1,673	—	5,953
Other long term assets	—	9,713	9,440	—	19,153
Goodwill and other intangibles	103,622	145,622	199,243	—	448,487

Total non-current assets	1,239,565	2,029,405	477,076	(1,238,544)	2,507,502

Total assets	1,870,766	2,283,484	534,853	(1,753,921)	2,935,182

LIABILITIES AND EQUITY
Account payable	—	44,036	17,954	—	61,990
Accrued expenses and other current liabilities	9,257	31,253	7,520	—	48,030
Deferred income and cash received in	—	9,529	—	—	9,529
advance
Dividend payable	6,052	—	—	—	6,052
Intercompany Payables	—	515,283	94	(515,377)	—
Short term derivative liability	—	10,675	—	—	10,675
Current portion of long term debt	6,466	47,509	5,829	—	59,804

Total current liabilities	21,775	658,285	31,397	(515,377)	196,080
Long term debt, net of current portion	923,511	524,827	114,564	—	1,562,902
Long term liabilities	—	27,270	6,200	—	33,470
Unfavorable lease terms	—	59,203	—	—	59,203
Deferred tax	—	—	22,777	—	22,777

Total non-current liabilities	923,511	611,300	143,541	—	1,678,352

Total liabilities	945,286	1,269,585	174,938	(515,377)	1,874,432
Noncontrolling interest	—	—	135,270	—	135,270

Total stockholders’ equity	925,480	1,013,899	224,645	(1,238,544)	925,480

Total Liabilities and Equity	1,870,766	2,283,484	534,853	(1,753,921)	2,935,182

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as at December 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Cash and cash equivalent	9,637	112,471	11,516	—	133,624
Restricted cash	—	16,808	1,050	—	17,858
Accounts receivable, net	—	95,916	13,864	—	109,780
Intercompany receivables	456,854	—	41	(456,895)	—
Short term derivative assets	—	214,156	—	—	214,156
Short term backlog asset	—	—	44	—	44
Due from affiliate companies	—	1,677	—	—	1,677
Prepaid expenses and other current assets	19	22,210	6,041	—	28,270

Total current assets	466,510	463,238	32,556	(456,895)	505,409

Deposit for vessel acquisitions	—	404,096	—	—	404,096
Vessels, port terminal and other fixed assets, net	—	486,857	250,237	—	737,094
Long term derivative asset	2,318	34,379	—	—	36,697
Investments in subsidiaries	923,954	185,810	—	(1,109,764)	—
Investment in available for sale securities	22,358	—	—	—	22,358
Investment in affiliates	4,882	723	—	—	5,605
Investment in leased assets	—	18,998	—	—	18,998
Deferred financing costs, net	12,219	810	420	—	13,449
Deferred dry dock and special survey costs, net	—	3,440	1,433	—	4,873
Other long term assets	—	—	9,535	—	9,535
Goodwill and other intangibles	106,433	182,346	206,731	—	495,510

Total non-current assets	1,072,164	1,317,459	468,356	(1,109,764)	1,748,215

Total assets	1,538,674	1,780,697	500,912	(1,566,659)	2,253,624

LIABILITIES AND EQUITY
Account payable	—	62,355	10,165	—	72,520
Accrued expenses and other current liabilities	3,791	32,938	9,058	—	45,787
Dividend payable	9,096	—	—	—	9,096
Intercompany Payables	—	456,895	—	(456,895)	—
Short term derivative liability	—	128,952	—	—	128,952
Current portion of long term debt	10,920	1,120	3,137	—	15,177

Total current liabilities	23,807	682,260	22,360	(456,895)	271,532
Long term debt, net of current portion	709,047	85,300	78,191	—	872,538
Long term liabilities	—	25,646	22,181	—	47,827
Long term derivative liability	—	23,691	—	—	23,691
Unfavorable lease terms	—	75,179	1,505	—	76,684
Deferred tax	—	—	26,573	—	26,573

Total non-current liabilities	709,047	209,816	128,450	—	1,047,313

Total liabilities	732,854	892,076	150,810	(456,895)	1,318,845

Noncontrolling interest	—	—	128,959	—	128,959

Total stockholders’ equity	805,820	888,621	221,143	(1,109,764)	805,820

Total Liabilities and Equity	1,538,674	1,780,697	500,912	(1,566,659)	2,253,624

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by operating activities	69,834	122,164	24,453	—	216,451
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	—	(369)	—	(369)
Receipts from finance lease	—	567	—	—	567
Proceeds from sale of assets	—	66,600	—	—	66,600
Restricted cash from investing activities	(90,878)	—	—	—	(90,878)
Acquisition of vessels	—	(512,760)	—	—	(512,760)
Deposits on vessel acquisitions	—	(238,810)	—	—	(238,810)
Purchase of property and equipment	—	(89)	(26,799)	—	(26,888)

Net cash used in investing activity	(90,878)	(684,492)	(27,168)	—	(802,538)
Cash flows from financing activities
Issuance of common stock
Contributions from noncontrolling shareholders	—	—	563	—	563
Proceeds from long term borrowing, net of finance fees	110,000	488,801	22,469	—	621,270
Proceeds from ship mortgage notes, net of discount	394,412	—	—	—	394,412
Principal payment on long term debt	(326,896)	(2,884)	(4,172)	—	(333,952)
Debt issuance costs	(12,774)	(4,589)	(734)	—	(18,097)
Acquisition of treasury stock	(717)	—	—	—	(717)
Restricted cash	(9,500)	—	—	—	(9,500)
Dividends paid	(27,583)	—	—	—	(27,583)

Net cash provided by financing activity	126,942	481,328	18,126	—	626,396

Net increase/(decrease) in cash and cash equivalents	105,898	(81,000)	15,411	—	40,309
Cash and cash equivalents, beginning of year	9,637	112,471	11,516	—	133,624

Cash and cash equivalents, end of year	115,535	31,471	26,927	—	173,933

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	(277,609)	221,002	28,219	—	(28,388)
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(113,161)	5,592	—	(107,569)
Deposits in escrow in connection with acquisition of subsidiary	—	(2,500)	—		(2,500)
Receipts from finance lease	—	4,843	—	—	4,843
Proceeds from sale of assets		70,088			70,088
Acquisition of vessels		(118,814)	—	—	(118,814)
Deposits on vessel acquisitions	—	(197,853)	—	—	(197,853)
Purchase of property and equipment	—	(1,621)	(99,211)	—	(100,832)

Net cash used in investing activity	—	(359,018)	(93,619)	—	(452,637)
Cash flows from financing activities
Issuance of common stock	6,749	—	—	—	6,749
Proceeds from long term borrowing, net of finance fees	191,728	51,223	69,566	—	312,517
Principal payment on long term debt	(42,793)	(9,770)	—	—	(52,563)
Acquisition of treasury stock	(51,033)	—	—		(51,033)
Dividends paid	(28,588)	—	—	—	(28,588)

Net cash provided by financing activity	76,063	41,453	69,566	—	187,082

Net (decrease)/increase in cash and cash equivalents	(201,546)	(96,563)	4,166	—	(293,943)
Cash and cash equivalents, beginning of year	211,183	209,034	7,350	—	427,567

Cash and cash equivalents, end of year	9,637	112,471	11,516	—	133,624

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. Dollars — except share data)

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2007	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	88,907	33,408	9,427	(3,667)	128,075
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(167,569)	22,133	—	—	(145,436)
Proceeds from sale of assets	—	353,300	—	—	353,300
Receipts from finance lease	—	9,049	—	—	9,049
Acquisition of vessels		(44,510)	—	—	(44,510)
Deposit on purchase of vessel	—	(188,254)	—	—	(188,254)
Acquisition of fixed assets	—	(600)	—	—	(600)

Net cash provided by/(used in) investing activity	(167,569)	151,118	—	—	(16,451)
Cash flows from financing activities
Issuance of common stock	239,567	—	—	—	239,567
Proceeds from long term borrowing, net of finance fees	122,075	16,611	—	—	138,686
Principal payment on long term debt	(123,250)	(12,695)	—	—	(135,945)
Dividends paid	(26,023)	—	(3,667)	3,667	(26,023)

Net cash provided by/(used in) financing activity	212,369	3,916	(3,667)	3,667	216,285

Net increase in cash and cash equivalents	133,707	188,442	5,760	—	327,909
Cash and cash equivalents, beginning of year	77,476	20,592	1,590	—	99,658

Cash and cash equivalents, end of year	211,183	209,034	7,350	—	427,567

NOTE 26: SUBSEQUENT EVENTS
     Navios Holdings has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and performed, where it was necessary, the appropriate disclosures for those events.
(a)	On January 8, 2010, Navios Holdings sold Navios Hyperion to Navios Partners. The sale price of Navios Hyperion was $63,000 and was paid entirely in cash.

(b)	On January 20, 2010, Navios Holdings took delivery of Navios Antares, a 169,059 dwt, 2009 built Capesize, built in South Korean Shipyard for an acquisition cost of approximately $120,400. As of December 31, 2009 Navios Holdings had paid an amount of $43,080 and $49,520 in cash and debt, respectively and $10,000 in shares (698,812 common shares at $14.31 per share based on the price on the acquisition date) and the remaining amount was funded though the issuance of 1,780 Preferred Stock which have a nominal value of $17,800.

(c)	On January 27, 2010, Navios Holdings concluded the agreement to acquire a new build 180,000 dwt Capesize vessel for a nominal price of $55,500, payable $52,500 in cash and $3,000 in the form of mandatorily convertible Preferred Stock. The vessel is under construction with a South Korean Shipyard and scheduled for delivery in the first quarter of 2011.

(d)	On February 8, 2010, Navios Partners completed its public offering of 3,500,000 common units (plus 525,000 overallotment units). Navios Holdings currently owns 33.2% equity interest in Navios Partners, which includes a 2% general partner interest.

(e)	On February 11, 2010, Navios Holdings received an amount of $4,761 as a dividend distribution from its affiliate Navios Partners.

(f)	Navios Holdings agreed to purchase Navios Vector, a 50,296 dwt, 2002 built Ultra Handymax, which is currently a long term chartered-in vessel, for an acquisition cost of approximately $30,000, pursuant to a memorandum of agreement signed on March 8, 2010. On March 12, 2010, Navios Holdings paid a 10% deposit of $3,000 for the acquisition of this vessel.