Form 20-F
period 2010-12-31
Navios Maritime Holdings Inc.
filed 2011-04-06
CIK 1333172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
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
101,563,766 as of December 31, 2010.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer,” in Rule 12b-2 of the Exchange Act. (Check one):

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

Item 18. Financial Statements	118

Item 19. Exhibits	118

EX-8.1
EX-12.1
EX-12.2
EX-13.1
EX-15.1
EX-15.2
EX-15.3

FORWARD-LOOKING STATEMENTS
          This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.
          Navios Maritime Holdings Inc. desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue” and similar expressions identify forward-looking statements.
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
          In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the drybulk shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the SEC.
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
Item 2. Offer Statistics and Expected Timetable
     Not Applicable.
Item 3. Key Information
     A. Selected Financial Data
     Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2010, 2009, 2008, 2007 and 2006 are derived from the audited consolidated financial statements of Navios Holdings. The consolidated statement of operations data for the years ended December 31, 2010, 2009 and 2008 and the consolidated balance sheet data as of December 31, 2010 and 2009 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2007 and 2006, and the balance sheet data as of December 31, 2008, 2007 and 2006, have been derived from our audited financial statements which are not included in this document. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report.

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Income Data
Revenue	$679,918	$598,676	$1,246,062	$758,420	$205,375
Time charter, voyage and logistic business expenses	(336,558)	(353,838)	(1,066,239)	(557,573)	(84,225)
Direct vessel expenses	(47,109)	(31,454)	(26,621)	(27,892)	(19,863)
General and administrative expenses	(58,604)	(43,897)	(37,047)	(23,058)	(15,057)
Depreciation and amortization	(101,793)	(73,885)	(57,062)	(31,900)	(37,129)
Provision for losses on accounts receivable	(4,660)	(2,237)	(2,668)	—	(6,242)
Interest income from investments in finance leases	877	1,330	2,185	3,507	—
Interest income	3,642	1,699	7,753	10,819	3,832
Interest expense and finance cost, net	(106,022)	(63,618)	(49,128)	(51,089)	(47,429)
Gain on derivatives	4,064	375	8,092	25,100	20,322
Gain on sale of assets/partial sale of subsidiary	55,432	20,785	27,817	167,511	—
Gain on change in control	17,742	—	—	—	—
Other income	9,472	6,749	948	445	1,283
Other expense	(11,303)	(20,508)	(7,386)	(767)	(472)

Income before equity in net earnings of affiliated companies	$105,098	$40,177	$46,706	$273,523	$20,395

Equity in net earnings of affiliated companies	40,585	29,222	17,431	1,929	674

Income before taxes	$145,683	$69,399	$64,137	$275,452	$21,069
Income tax (expense)/benefit	(414)	1,565	56,113	(4,451)	—

Net income	$145,269	$70,964	$120,250	$271,001	$21,069
Less: Net loss/(income) attributable to the noncontrolling interest	488	(3,030)	(1,723)	—	—
Net income attributable to Navios Holdings common stockholders	$145,757	$67,934	$118,527	$271,001	$21,069

Less:
Incremental fair value of securities offered to induce warrants exercise	—	—	—	(4,195)	—

Income available to Navios Holdings common shareholders	$145,757	$67,934	$118,527	$266,806	$21,069

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars — except share and per share data)

Weighted average number of shares, basic	100,518,880	99,924,587	104,343,083	92,820,943	54,894,402

Basic earnings per share attributable to Navios Holdings common stockholders	$1.43	$0.68	$1.14	$2.87	$0.38

Weighted average number of shares, diluted	116,182,356	105,194,659	107,344,748	99,429,533	55,529,688

Diluted earnings per share attributable to Navios Holdings common stockholders	$1.24	$0.65	$1.10	$2.68	$0.38

Balance Sheet Data (at period end)
Current assets, including cash	$349,965	$427,680	$505,409	$848,245	$195,869
Total assets	3,676,767	2,935,182	2,253,624	1,971,004	944,783
Current liabilities, including current portion of long-term debt	201,603	196,080	271,532	450,491	108,979
Total long-term debt, including current portion	2,075,910	1,622,706	887,715	614,049	568,062
Navios Holdings’ stockholders’ equity	1,059,583	925,480	805,820	769,204	274,216

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by/(used in) operating activities	$182,490	$216,451	$(28,388)	$128,075	$56,432
Net cash used in investing activities	(129,769)	(802,538)	(452,637)	(16,451)	(111,463)
Net cash (used in)/provided by financing activities	(19,244)	626,396	187,082	216,285	116,952
Book value per common share	10.43	9.17	8.02	7.23	4.42
Cash dividends per common share	0.24	0.27	0.38	0.24	0.25
Cash dividends per preferred share	289.0	52.35	—	—	—
Cash paid for common stock dividend declared	24,107	27,154	28,588	26,023	15,382
Cash paid for preferred stock dividend declared	2,930	429	—	—	—
Adjusted EBITDA (1)	$356,126	$206,801	$165,478	$349,875	$103,177

(1)	EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. EBITDA and Adjusted EBITDA do not represent and should not be considered in isolation or as a substitute for analysis of the Company’s results as reported under U.S. GAAP, and our calculation of EBITDA and Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation. EBITDA and Adjusted EBITDA are included in this document because they are a basis upon which the Company assesses its liquidity position and because it is used by certain investors to measure the Company’s ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:
Adjusted EBITDA Reconciliation from Cash from Operations

	Year	Year	Year	Year	Year
	Ended	Ended	Ended	Ended	Ended
	December 31,	December 31,	December 31,	December 31,	December 31,
	2010	2009	2008	2007	2006
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by/(used in) operating activities	$182,490	$216,451	$(28,388)	$128,075	$56,432
Net (increase)/decrease in operating assets	(7,051)	(30,399)	(87,797)	177,755	33,065
Net increase/(decrease) in operating liabilities	20,578	(56,498)	226,145	(176,510)	(31,086)
Payments for drydock and special survey costs	9,337	3,522	3,653	2,426	2,480
Net interest cost	90,628	55,237	39,298	38,414	35,593
Provision for losses on accounts receivable	(4,660)	(2,237)	(2,668)	—	(6,024)
Gain on sale of assets/partial sale of subsidiary	55,432	20,785	27,817	167,511	—
Unrealized gain/(loss) on FFA derivatives, warrants and interest rate swaps	(12,882)	9,311	(15,376)	10,953	12,625
Earnings in affiliates and joint ventures, net of dividends received	5,844	1,355	4,517	1,251	92
Unrealized losses on available for sale securities	—	(13,778)	—	—	—
Non-cash compensation received	—	6,082	—	—	—
Gain on change in control	17,742	—	—	—	—
Repurchase of convertible bond	3,799	—	—	—	—
Consultancy fees	(5,619)	—	—	—	—
Noncontrolling interest	488	(3,030)	(1,723)	—	—

Adjusted EBITDA	$356,126	$206,801	$165,478	$349,875	$103,177

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
          The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 4, 2005 to December 31, 2010, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,537 and a high of $94,977. Additionally, during the period from January 1, 2010 to December 31, 2010, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $12,073 and a high of $59,324 and the Baltic Exchange Dry Index experienced a low of 1,700 points and a high of 4,209 points. Navios Holdings anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia, and in the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.
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
          Currently, China, India, Japan, other Pacific Asian economies and India are the main driving force behind the development in seaborne drybulk trades and the demand for drybulk carriers. Reduced demand from such economies has driven decreased rates and vessel values. A further negative change in economic conditions in any Asian Pacific country, but particularly in China or Japan, as well as India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and the resultant charter rates. In particular, in recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product. Furthermore, the economic uncertainty in the United States, the European Union, and other countries may deepen the economic slowdown in China, among others.

The March 2011 natural disaster in Japan and its currently uncertain resultant effects may also have a significant impact on the regional and world economies. With the third largest economy in the world, an extended period of recovery for Japan and its economy could decrease oil and dry bulk imports to that country. Our financial condition and results of operations, as well as our future prospects, would likely be adversely affected by an economic downturn in any of these countries as such downturn would likely translate into reduced demand for shipping services and lower shipping rates industry-wide. As a result, our operating results would be further materially affected.
Continued uncertainty and renewed disruptions in world financial markets and resulting governmental action in the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing, our results of operations, financial condition and cash flows and could cause the market price of our common units to decline.
          The United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession in 2008 and 2009. Despite recent signs of recovery, the outlook for the world economy remains uncertain. General market volatility has resulted from uncertainty about sovereign debt and fears of countries such as Greece and Portugal defaulting on their governments’ financial obligations. In addition, continued hostilities in the Middle East, recent tensions in North Africa and the continuing effects of the March 2011 natural disasters in Japan could adversely affect the economies of the United States and those of other countries. The credit markets worldwide and in the United States have experienced significant contraction, de-leveraging and reduced liquidity, and the United States federal and state governments, as well as foreign governments, have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws.
          A number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. The uncertainty surrounding the future of the credit markets in the United States and the rest of the world has resulted in reduced access to credit worldwide. Due to the fact that we may cover all or a portion of the cost of vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, may hamper our ability to finance vessel or new business acquisition.
          We face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the current uncertainty in market conditions and regulatory climate in the United States and worldwide may adversely affect our business or impair our ability to borrow amounts under our credit facilities or any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors may have a material adverse effect on our results of operations, financial condition or cash flows and could cause the price of our common units to decline significantly.
When our contracts expire, we may not be able to successfully replace them.
          The process for concluding contracts and longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, medium and longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:
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
          As a result of these factors, when our contracts including our long-term charters expire, we cannot assure you that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time and the financial sector, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities as described above.

However, if we are successful in employing our vessels under longer-term time charters, our vessels will not be available for trading in the spot market during an upturn in the market cycle, when spot trading may be more profitable. If we cannot successfully employ our vessels in profitable charter contracts, our results of operations and operating cash flow could be materially adversely affected.
We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.
          We periodically employ some of our vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect results of operations, including our profitability and cash flows, with the result that our ability to pay debt service and dividends could be impaired.
We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues.
          We charter-out our vessels to other parties, who pay us a daily rate of hire. We also enter into contracts of affreightment, or COAs pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Additionally, we enter into Forward Freight Agreements, or (“FFAs”), parts of which are traded over-the-counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, after a charterer defaults on a time charter, we would have to enter into charters at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates or not at all, our financial condition and results of operations could be materially adversely affected.
          We have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance).
          In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Holdings has reviewed the matter in concert with the credit default insurers, as five vessels of its core fleet are chartered out to KLC. The contracts for these vessels have been temporarily suspended and the vessels have been rechartered to third paties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charters or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings. The disposition of these claims will be determined by the Korean Court at a future date.
Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations.
          Due to drybulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and FFAs. We are exposed to market risk in relation to our FFAs and could suffer substantial losses from these activities in the event that our expectations are incorrect. We trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.
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
We are subject to various laws, regulations, and conventions, including environmental laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities resulting from a spill or other environmental disaster.
          The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. Changes in governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. For example, if governmental authorities or independent classification societies that inspect the hull and machinery of commercial ships to assess compliance with minimum criteria as set by national and international regulations enact new standards, we may be required to make significant expenditures for alterations of the addition of new equipment. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels profitably, particularly older vessels, during the remainder of their economic lives. This could lead to significant asset write downs.
          Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration that would impose more stringent requirements on air pollution and water discharges. For example, the International Maritime Organization (IMO) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (MARPOL), such as the recent revision to Annex VI. The revised Annex VI implements a phased reduction of the sulfur content of fuel beginning in 2010 and allows for stricter sulfur limits in designated emission control areas (ECAs). Thus far, ECAs have been formally adopted for the Baltic Sea, the North Sea and the coasts of North America but more ECAs could be added. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.
          The operation of vessels is also affected by the requirements set forth in the ISM Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive safety management system that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Non-compliance with the ISM Code may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union. Currently, each of the vessels in our owned fleet is ISM Code-certified. However, there can be no assurance that such certification will be maintained indefinitely.
          Our fleet of drybulk vessels, and the fleet of our subsidiaries that includes drybulk and tanker vessels, are subject to several international conventions imposing and limiting pollution liability from vessels, The U.S. however, is not a party to these liability conventions and is instead subject to the oil liability provisions of the Oil Pollution Act, or OPA, discussed below.
          An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992, or the CLC, is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast.
          When a tanker is carrying clean oil products that do not constitute “persistent oil” covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 states around the world, but it does not apply in the United States, where the corresponding liability laws are noted for being particularly stringent.
          For all vessels, other than oil tankers operations not covered by the CLC, including vessels operated under our fleet, international liability for bunker oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil” from all classes of ships not covered by the CLC. The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention, discussed below. The Bunker Convention entered into force on November 21, 2008, and in early 2011 it was in effect in 58 states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
          The CLC and Bunker Convention also allow vessel owners to limit their liability. The CLC includes its own liability limits, and the Bunker Convention references applicable national and international liability limits including the 1976 Convention, which is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the U.S. are not a party to either the 1976 Convention, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.
          Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels.
          In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of OPA; similar legislation may be introduced in the 112th Congress. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take. In addition to potential liability under the federal OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.
          Outside of the United States, other national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention referred to above. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain states have ratified the IMO’s 1996 Protocol to the 1976 Convention. The Protocol provides for substantially higher liability limits to apply in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.
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
Climate change and government laws and regulations related to climate change could negatively impact our financial condition.
          Regarding climate change in particular, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (U.S. EPA) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry). The U.S. EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels.
          The IMO has announced its intention to develop limits on greenhouse gases from international shipping and is working on technical and operational measures to reduce emissions. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, such standards are currently under consideration by the IMO. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission is expected if no global regime for reduction of seaborne emissions has been agreed by the end of 2011. We cannot predict with any degree of certainty what effect, if any, possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.
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
          Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. The cost of vessel security measures has also been affected by dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area which could have a significant financial impact on us.

     The cost of vessel security measures has also been affected by dramatic escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. So far as practicable we insure against these losses but the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.
Acts of piracy on ocean-going vessels have increased recently in frequency and magnitude, which could adversely affect our business.
          The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2009 and continuing through 2010, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. One of the most significant examples of the increase in piracy came in November 2008 when the M/V Sirius Star, a crude oil tanker which was not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth approximately $100 million. More recently, in April 2010, the M/V Samho Dream, another crude oil tanker not affiliated with us, was captured off the Somali coast while carrying approximately $170 million in crude oil. In December 2009, the Navios Apollon, one of Navios Maritime Partners L.P. (“Navios Partners”) vessels, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business and operations.
Our operations expose us to global political risks, such as wars and political instability that may interfere with the operation of our vessels causing a decrease in revenues from such vessels.
          We are an international company and conduct our operations primarily outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. In the past, political conflicts, particularly in the Persian Gulf, resulted in attacks on vessels, mining of waterways and other efforts to disrupt shipping in the area. For example, in October 2002, the vessel Limburg, which was not affiliated with us, was attacked by terrorists in Yemen. Acts of terrorism and piracy have also affected vessels trading in regions such as the South China Sea. Following the terrorist attack in New York City on September 11, 2001, and the military response of the United States, the likelihood of future acts of terrorism may increase, and our vessels may face higher risks of being attacked in the Middle East region and interruption of operations causing a decrease in revenues. In addition, continuing conflicts and recent developments in North Africa and the Middle East and future hostilities or other political instability in regions where our vessels trade could affect our trade patterns and adversely affect our operations by causing delays in shipping on certain routes or making shipping impossible on such routes, thereby causing a decrease in revenues.
          In addition, a government could requisition title or seize our vessels during a war or national emergency. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.
A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.
          The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with Nippon Kaiji Kiokai, Bureau Veritas, Lloyd’s Register and American Bureau of Shipping.
          A vessel must undergo an annual survey, an intermediate survey and a special survey. In lieu of a special survey, a vessel’s machinery may be on a continuous survey cycle, under which the machinery would be surveyed periodically over a five-year period.

Our vessels are on special survey cycles for hull inspection and continuous survey cycles for machinery inspection. Every vessel is also required to be drydocked every two to three years for inspection of the underwater parts of such vessel.
          If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again.
Rising crew costs may adversely affect our profits.
          Crew costs are a significant expense for us. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period, time and spot charters. Increases in crew costs may adversely affect our profitability.
The shipping industry has inherent operational risks that may not be adequately covered by our insurance.
          The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.
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
          The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 4.6 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.
If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.
          We have grown our fleet and business significantly since August 2005. We intend to continue to expand our fleet in the future. Our growth will depend on:
•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.
          Additionally, the marine transportation and logistics industries are capital intensive, traditionally using substantial amounts of indebtedness to finance vessel acquisitions, capital expenditures and working capital needs. If we finance the purchase of our vessels through the issuance of debt securities, it could result in:
•	default and foreclosure on our assets if our operating cash flow after a business combination or asset acquisition were insufficient to pay our debt obligations;

•	acceleration of our obligations to repay the indebtedness even if we have made all principal and interest payments when due if the debt security contained covenants that required the maintenance of certain financial ratios or reserves and any such covenant was breached without a waiver or renegotiation of that covenant;

•	our immediate payment of all principal and accrued interest, if any, if the debt security was payable on demand; and

•	our inability to obtain additional financing, if necessary, if the debt security contained covenants restricting our ability to obtain additional financing while such security was outstanding.
          In addition, our business plan and strategy is predicated on buying vessels in a distressed market at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that shipping rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.
Although we have long-standing relationships with certain Japanese ship owners that provide us access to very competitive contracts, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.
          We have long-standing relationships with certain Japanese ship owners that give us access to time charters that are currently at favorable rates and that, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese ship owners will generally make contracts available on the same or substantially similar terms in the future.
Unrealized losses of “available for sale” securities may negatively affect our results of operations in the future.
          As part of the consideration received from the sale of the Navios Hope to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners (14.4% of the then-outstanding units of Navios Partners).
          On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 deadweight tons, or dwt, to Navios Partners for $110.0 million. Out of the $110.0 million purchase price, $90.0 million was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners.
     On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $177.0 million of which $162.0 million was paid in cash and the remaining in 788,370 common units of Navios Partners.

          All of the common units that the Company received from the sale of the vessels described above to Navios Partners are accounted for under guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary” in which case it is transferred to the statements of income. The Company has no other types of AFS Securities.
          As of December 31, 2010 and 2009, the carrying amounts of the AFS Securities were $99.1 million and $46.3 million, respectively, and the unrealized holding gains/(losses) related to these AFS Securities included in “Accumulated Other Comprehensive Income/(Loss)” were $32.6 million, $15.2 million and $(22.6) million as of December 31, 2010, 2009 and 2008, respectively. On June 30, 2009, the Company recognized in earnings realized losses amounting to $13.8 million following the common units’ market value being less than their acquisition price for a consecutive period of 12 months. Therefore, this decline was considered as other-than-temporary impairment (“OTTI”). Management evaluates securities for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of Navios Partners, and (3) the intent and ability of the Company to retain its investment in Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value.
          As of December 31, 2010, market valuation of these securities had increased. If the fair value of these AFS Securities declines below their June 30, 2009 value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.
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
Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.
          Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of the newbuilding, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:
•	operational deficiencies;

•	the removal of a vessel from the water for repairs, maintenance or inspection, which is referred to as drydocking;

•	equipment breakdowns;

•	delays due to accidents or deviations from course;

•	occurrence of hostilities in the vessel’s flag state or in the event of piracy;

•	crewing strikes, labor boycotts, certain vessel detentions or similar problems; or

•	our failure to maintain the vessel in compliance with its specifications, contractual standards and applicable country of registry and international regulations or to provide the required crew.
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
Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.
          Our international operations could expose us to trade and economic sanctions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trading sanctions laws, governments may seek to impose modifications to business practices, and modifications to compliance programs, which may increase compliance costs, and may subject us to fines, penalties and other sanctions.
          In recent months, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In particular, the United States has enacted new legislation which imposed new sanctions that specifically restrict shipping refined petroleum into Iran (the tankers of our affiliate, Navios Maritime Acquisition Corporation have called on ports in Iran but do not engage in the activities specifically identified by these sanctions). There has also been an increased focus on economic and trade sanctions enforcement that has led recently to a significant number of penalties being imposed against shipping companies.
          We are monitoring developments in the United States, the European Union and other jurisdictions that maintain sanctions programs, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent the tankers of our affiliate from calling on ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.
Our Chairman and Chief Executive Officer holds approximately 23% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.
          Ms. Angeliki Frangou owns approximately 23% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase in total $20.0 million of our common stock (as of March 31, 2011, she had purchased approximately $10.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business, or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.
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
          We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2010, approximately 27.1% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. For example, during the year ended December 31, 2010, the value of the U.S. dollar increased by approximately 8.2% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.
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
Being a foreign private issuer exempts us from certain SEC requirements.
          We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended, or the Exchange Act. As such, we are exempt from certain provisions applicable to United States public companies including:

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
          As of December 31, 2010, we had $2,075.9 million in aggregate principal amount of debt outstanding of which $318.8 million was unsecured. We also have up to $30.0 million available to us to be used for general corporate purposes under our existing credit facilities. We may increase the amount of our indebtedness in the future, which would further exacerbate the risks listed below.
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
          We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 8.125% Senior Notes due 2019 (the “Notes”) and the indenture governing our 8.875% first priority ship mortgage notes due 2017 (the “Ship Mortgage Notes”) do not fully prohibit us or our subsidiaries from doing so. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations, including the repayment of the senior notes.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.
          Our secured credit facilities and our indenture impose certain operating and financial restrictions on us. These restrictions limit our ability to:
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
          The indenture governing the Notes, the Ship Mortgage Notes and our secured credit facilities contain certain change of control provisions. If we experience specified changes of control under the Notes, we will be required to make an offer to repurchase all of our outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our secured credit facilities. In the event of a change of control, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under our secured credit facilities and the Notes, including but not limited to repaying all indebtedness outstanding under our secured credit facilities or repurchasing the Notes.
An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.
          Portion of the debt under our secured credit facilities bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt.
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
          Factors that influence vessel values include:
•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates; and

•	general economic and market conditions affecting the shipping industry.
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
          In addition, as vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Any impairment charges incurred as a result of declines in charter rates would negatively affect our financial condition and results of operations. In addition, if we sell any vessel at a time when vessel prices have fallen and before we have recorded an impairment adjustment to our financial statements, the sale may be at less than the vessel’s carrying amount on our financial statements, resulting in a loss and a reduction in earnings.
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
Risks Relating to Navios South American Logistics Inc. (“Navios Logistics”)
Navios Logistics business can be affected by adverse weather conditions, effects of climate change and other factors beyond its control, that can affect production of the goods Navios Logistics transports and store as well as the navigability of the river system on which Navios Logistics operates.
          A significant portion of our subsidiary Navios Logistics, is derived from the transportation, handling and storage of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for Navios Logistics’ services. This would, in turn, negatively impact its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to effectively transport cargo on the rivers. For example, Navios Logistics was adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia. Low water levels, which began during the fourth quarter of 2008 and extended into 2009, also affected the volume carried. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for its services or its operations.
          A prolonged drought, the possible effects of climate change, or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or Navios Logistics business in general may, in the short-term, result in a reduction in the market value of its ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably Navios Logistics’ barges and pushboats in the Hidrovia and we are forced to sell them to a third party located outside of the region, there is a limited market in which we would be able to sell these vessels, and accordingly we may be forced to sell them at a substantial loss.
Navios Logistics industry has inherent operational risks that may not be adequately covered by its insurance.
          The operation of vessels in international and regional trade is inherently risky. Although Navios Logistics carries insurance for its fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance, all risks may not be adequately insured against, any particular claim may not be paid and any indemnification paid due to the occurrence of a casualty covered by its policies may not be sufficient to entirely compensate Navios Logistics for the damages suffered. Navios Logistics does not currently maintain loss of hire or defense insurance. Navios Logistics also does not maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents. Furthermore, Navios Logistics does not maintain strike insurance, which would protect it from loss of revenue due to labor disruptions. Accordingly, any extended vessel off-hire, due to an accident, labor disruption or other reason, could have a material adverse effect on its business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.
          Navios Logistics may be unable to procure adequate insurance coverage for its fleet or port terminals at commercially reasonable rates in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill or marine disaster could exceed its insurance coverage, which could harm its business, financial condition and operating results. Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult for Navios Logistics to obtain. In addition, the insurance that may be available to it in the future may be significantly more expensive than its existing coverage.
          Even if Navios Logistics’ insurance coverage is adequate to cover its losses, it may not be able to timely obtain a replacement vessel or other asset in the event of a loss. Furthermore, in the future, Navios Logistics may not be able to obtain adequate insurance coverage at reasonable rates for its fleet and port terminals. Navios Logistics’ insurance policies also contain deductibles, limitations and exclusions, which can result in significant increased overall costs to Navios Logistics.
Navios Logistics is an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.
          Navios Logistics is an international company and conduct all of its operations outside of the United States, and expects to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay. Some of the other risks Navios Logistics is generally exposed to through its operations in emerging markets include among others:
•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which Navios Logistics has business operations;

•	frequent government interventions into the country’s economy, including changes to monetary,fiscal and credit policy;

•	the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the modification of Navios Logistics status or the rules and regulations relating to the international tax-free trade zone in which it operates its dry port;

•	the imposition of executive and judicial decisions upon Navios Logistics vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing Navios Logistics foreign operations; and

•	acts of terrorism.
          These risks may result in unforeseen harm to Navios Logistics business and financial condition. Also, some of Navios Logistics customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could adversely affect it.
          Navios Logistics business in emerging markets requires to respond to rapid changes in market conditions in these countries. Navios Logistics overall success in international markets depends, in part, upon its ability to succeed in different legal, regulatory, economic, social and political conditions. Navios Logistics may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where it does business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on its business and results of operations.
          With respect to Argentina, the Argentine economy has experienced significant volatility in recent decades. Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. The global economic crisis of 2008 has led to a sudden economic decline, accompanied by political and social unrest, inflationary and Peso depreciation pressures and lack of consumer and investor confidence. Future government policies to preempt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, and changes in laws and policies affecting foreign trade. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby Navios Logistics business, results of operations and financial condition.
          Argentina has very limited access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Due to the lack of access to the international capital markets, the Argentine government continues to use the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could adversely affect Argentina’s economic growth and public finances.
          With respect to Brazil, the Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond Navios Logistics’ control, could have a material adverse effect on it. Additionally, the Brazilian government frequently implements changes to the Brazilian tax regime, including changes in prevailing tax rates and the imposition of temporary taxes, which may affect Navios Logistics.
The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies. There is no guarantee that such an initiative will be successful or that each of the governments involved in the initiative will follow through on its intentions to participate and if such regional initiative is unsuccessful, it could have a material adverse impact on Navios Logistics results of operations.
          The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies, a central component of which is water transportation in the Hidrovia. Although Navios Logistics believes that this regional initiative of expanding navigation on the Hidrovia river system will result in significant economic benefits, there is no guarantee that such an initiative will ultimately be successful, that each country will follow through on its intention to participate, or that the benefits of this initiative will match its expectations of continuing growth in the Hidrovia or reducing transportation costs. If the regional initiative is unsuccessful, Navios Logistics results of operations could be materially and adversely affected.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which Navios Logistics operates could have a material adverse effect on our results of operations.
          In the markets in which Navios Logistics currently operates, in cabotage or regional trades, it is subject to restrictive rules and regulations on a region by region basis. Navios Logistics operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage under one to three years’ licenses, including Navios Logistics Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on our current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of our vessels in those trades) or less restrictive (which could result in increased competition in these markets).
Risks Relating to Navios Maritime Acquisition Corporation
          On May 28, 2010, certain shareholders of Navios Maritime Acquisition Corporation, or Navios Acquisition, redeemed their shares in connection with the business combination, and Navios Holdings’ ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings concluded that the increase in its ownership interest resulted in obtaining control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards (refer to the consolidated financial statements note 3). We present the following risk factors of Navios Acquisition, as applicable for the year ended December 31, 2010.
Navios Acquisition has a limited combined operating history and you will have a limited basis on which to evaluate its ability to achieve its business objectives. Navios Acquisition may not operate profitably in the future.
          Navios Acquisition is a company with limited consolidated operating results to date. Accordingly, you will have a limited basis upon which to evaluate its ability to achieve its business objectives. Navios Acquisition has completed its initial public offering on July 1, 2008. Pursuant to the Acquisition Agreement dated April 8, 2010 and approved by its stockholders on May 25, 2010, Navios Acquisition completed the acquisition of 13 vessels (11 product tankers and two chemical tankers) referred to as the Product and Chemical Tanker Acquisition. Three of the 13 vessels were delivered in the second, third and fourth quarter of 2010 and a fourth was delivered in the first quarter of 2011, with the remaining vessels under the Acquisition Agreement scheduled to be delivered in the future. The vessels acquired with the Product and Chemical Tanker Acquisition have no operating history, and the four vessels delivered in the second, third and fourth quarters of 2010 and the first quarter of 2011 have been chartered since their respective delivery. On September 10, 2010, Navios Acquisition completed the acquisition of seven very large crude carriers, referred to as the VLCC Acquisition, with six vessels already operating and one vessel scheduled to be delivered in the future. On October 26, 2010, Navios Acquisition entered into agreement to acquire two vessels scheduled for delivery in the fourth quarter of 2011. Navios Acquisitions’ historical financial statements do not fully reflect the consolidated operating results of the acquisitions it has completed. Furthermore, the combined historical financial statements of the subsidiaries owning the seven VLCC vessels do not necessarily reflect the actual results of operations, financial position and cash flow that Navios Acquisition would have had if Navios Acquisition had operated those subsidiaries as part of its business during such periods or of its future results. Further, Navios Acquisition can give no assurance that the results reflected in our pro forma financial information included in its filings will be achieved or reflect how its business would have performed in the periods covered or in the future. Accordingly, its historical financial statements and pro forma financial information may not provide a meaningful basis for you to evaluate its operations and ability to be profitable in the future. Navios Acquisition cannot assure you that will be able to implement its business strategy and thus it may not be profitable in the future.
Delays in deliveries of Navios Acquisition newbuild vessels, or its decision to cancel, or its inability to otherwise complete the acquisitions of any newbuildings Navios Acquisition may decide to acquire in the future, could harm its operating results and lead to the termination of any related charters.
          Navios Acquisition’s newbuilding vessels, as well as any newbuildings it may contract to acquire or order in the future, could be delayed, not completed or cancelled, which would delay or eliminate its expected receipt of revenues under any charters for such vessels. The shipbuilder or third party seller could fail to deliver the newbuilding vessel or any other vessels it acquires or orders, or it could cancel a purchase or a newbuilding contract because the shipbuilder has not met its obligations, including its obligation to maintain agreed refund guarantees in place for Navios Acquisition’s benefit. For prolonged delays, the customer may terminate the time charter.
          Navios Acquisitions’ receipt of newbuildings could be delayed, cancelled, or otherwise not completed because of:
•	quality or engineering problems or failure to deliver the vessel in accordance with the vessel specifications;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	natural disasters and their effects

•	bankruptcy or other financial or liquidity problems of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances in the country or region where the vessel is being built;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	shortages of or delays in the receipt of necessary construction materials, such as steel; and

•	its inability to finance the purchase of the vessel.
          If delivery of any newbuild vessel acquired, or any vessel Navios Acquisition’s contract to acquire in the future is materially delayed, it could materially adversely affect its results of operations and financial condition.
Navios Acquisition relies on its technical managers to provide essential services to its vessels and run the day-to-day operations of its vessels.
          Pursuant to technical management agreements, which involve overseeing the construction of a vessel, as well as subsequent shipping operations throughout the life of a vessel, Navios Acquisition’s current technical manager provides services essential to the business of its vessels, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and assistance with vessel regulatory compliance. The current technical manager of the VLCC vessels, an affiliate of the seller of such vessels, is a technical ship management company that has provided technical management to the acquired VLCC vessels prior to the consummation of the acquisition. This technical manager will continue to provide such services for an interim period subsequent to the closing of the VLCC Acquisition, after which the technical management of Navios Acquisition’s fleet is expected to be provided directly by a subsidiary of Navios Holdings. However, in the event Navios Holdings does not obtain the required vetting approvals, it will not be able to take over technical management. Navios Acquisition’s operational success and ability to execute its strategy will depend significantly upon the satisfactory performance of these services by the current technical manager, and, subsequently, by the Navios Holdings’ subsidiary. The failure of either of these technical managers to perform these services satisfactorily and/or the failure of the Navios Holdings’ subsidiary to garner the approvals necessary to become Navios Acquisition’s technical manager for the VLCC vessels could have a material adverse effect on Navios Acquisition’s business, financial condition and results of operations.
The cyclical nature of the tanker industry may lead to volatility in charter rates and vessel values, which could materially adversely affect Navios Acquisitions future earnings.
          Oil has been one of the world’s primary energy sources for a number of decades. The global economic growth of previous years had a significant impact on the demand for oil and subsequently on the oil trade and shipping demand. However, during the second half of 2008 and throughout 2009, the world’s economies experienced a major economic slowdown with effects that are ongoing, the duration of which is very difficult to forecast and which has, and is expected to continue to have, a significant impact on world trade, including the oil trade. If the tanker market, which has historically been cyclical, is depressed in the future, our earnings and available cash flow may be materially adversely affected. Our ability to employ Navios Acquisition vessels profitably will depend upon, among other things, economic conditions in the tanker market. Fluctuations in charter rates and tanker values result from changes in the supply and demand for tanker capacity and changes in the supply and demand for liquid cargoes, including petroleum and petroleum products.
          Historically, the crude oil markets have been volatile as a result of the many conditions and events that can affect the price, demand, production and transport of oil, including competition from alternative energy sources. Decreased demand for oil transportation may have a material adverse effect on our revenues, cash flows and profitability. The factors affecting the supply and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable. The current global financial crisis has intensified this unpredictability.
          The factors that influence demand for tanker capacity include:
•	demand for and supply of liquid cargoes, including petroleum and petroleum products;

•	developments in international trade;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	environmental and other regulatory developments;

•	global and regional economic conditions;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	competition from alternative sources of energy;

•	armed conflicts and terrorist activities;

•	political developments; and

•	embargoes and strikes.
          The factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	port or canal congestion;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new tankers;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	the number of vessels that are out of service;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.
          Furthermore, the extension of refinery capacity in India and the Middle East up to 2011 is expected to exceed the immediate consumption in these areas, and an increase in exports of refined oil products is expected as a result. Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. The recent global economic crisis may further reduce demand for transportation of oil over long distances and supply of tankers that carry oil, which may materially affect our future revenues, profitability and cash flows.
          Navios Acquisition’s current order book for tanker vessels represents a significant percentage of the existing fleet. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, Navios Acquisition may only be able to charter its vessels at unprofitable rates or it may not be able to charter these vessels at all, which could lead to a material adverse effect on its results of operations.
Charter rates in the crude oil, product and chemical tanker sectors of the seaborne transportation industry in which Navios Acquisition operates have significantly declined from historically high levels in 2008 and may remain depressed or decline further in the future, which may adversely affect our earnings.
          Charter rates in the crude oil, product and chemical tanker sectors have significantly declined from historically high levels in 2008 and may remain depressed or decline further. For example, the Baltic Dirty Tanker Index declined from a high of 2,347 in July 2008 to 453 in mid-April 2009, which represents a decline of approximately 81%. As of March 7, 2011, it stood at 1,055. The Baltic Clean Tanker Index fell from 1,509 in the early summer of 2008 to 345 in April 2009, or approximately 77%. It has since rallied to 795 as of March 7, 2011. Of note is that Chinese imports of crude oil have steadily increased from 3 million barrels per day in 2008 to about 5 million barrels per day in January 2011. If the tanker sector of the seaborne transportation industry, which has been highly cyclical, is depressed in the future at a time when Navios Acquisition may want to sell a vessel, its earnings and available cash flow may be adversely affected. Navios Acquisition cannot assure you that it will be able to successfully charter its vessels in the future at rates sufficient to allow Navios Acquisition to operate its business profitably or to meet its obligations, including payment of debt service to our lenders. Navios Acquisition’s ability to renew the charters on vessels that Navios Acquisition may acquire in the future, the charter rates payable under any replacement charters and vessel values will depend upon, among other things, economic conditions in the sector in which its vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the seaborne transportation of energy resources and commodities.
Spot market rates for tanker vessels are highly volatile and are currently at relatively low levels historically and may further decrease in the future, which may adversely affect our earnings in the event that Navios Acquisition’s vessels are chartered in the spot market.
          Navios Acquisition intends to deploy at least some of its vessels in the spot market. Although spot chartering is common in the product and chemical tanker sectors, product and chemical tanker charter hire rates are highly volatile and may fluctuate significantly based upon demand for seaborne transportation of crude oil and oil products and chemicals, as well as tanker supply. The world oil demand is influenced by many factors, including international economic activity; geographic changes in oil production, processing, and consumption; oil price levels; inventory policies of the major oil and oil trading companies; and strategic inventory policies of countries such as the United States and China. The successful operation of Navios Acquisition’s vessels in the spot charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Furthermore, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, Navios Acquisition will generally experience delays in realizing the benefits from such increases.
          The spot market is highly volatile, and, in the past, there have been periods when spot rates have declined below the operating cost of vessels. Currently, charter hire rates are at relatively low rates historically and there is no assurance that the crude oil, product and chemical tanker charter market will recover over the next several months or will not continue to decline further.
          Navios Acquisition’s six on-the-water VLCC vessels are contractually committed to time charters, with the remaining terms of these charters expiring during the period from and including 2014 through 2025. The acquired newbuilding VLCC is expected to operate on a charter that expires during 2026. Although time charters generally provide reliable revenue, they will also limit the portion of Navios Acquisition’s fleet available for spot market voyages. Navios Acquisition is not permitted to unilaterally terminate the charter agreements of the VLCC vessels due to upswings in the tanker industry cycle, when spot market voyages might be more profitable. Navios Acquisition may also decide to sell a vessel in the future. In such a case, should Navios Acquisition sell a vessel that is committed to a long-term charter, it may not be able to realize the full charter free fair market value of the vessel during a period when spot market charters are more profitable than the charter agreement under which the vessel operates. Navios Acquisition may re-charter the VLCC vessels on long-term charters or charter them in the spot market upon expiration or termination of the vessels’ current charters. If Navios Acquisition is not able to employ the VLCC vessels profitably under time charters or in the spot market, its results of operations and operating cash flow may suffer.
Any decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.
          The demand for VLCC oil tankers derives primarily from demand for Arabian Gulf and West African crude oil, which, in turn, primarily depends on the economies of the world’s industrial countries and competition from alternative energy sources. A wide range of economic, social and other factors can significantly affect the strength of the world’s industrial economies and their demand for Arabian Gulf and West African crude oil.
          Among the factors that could lead to a decrease in demand for exported Arabian Gulf and West African crude oil are:
•	increased use of existing and future crude oil pipelines in the Arabian Gulf or West African regions;
•	a decision by the Organization of the Petroleum Exporting Countries (“OPEC”) to increase its crude oil prices or to further decrease or limit their crude oil production;

•	armed conflict or acts of piracy in the Arabian Gulf or West Africa and political or other factors;

•	increased oil production in other regions, such as Russia and Latin America; and

•	the development and the relative costs of nuclear power, natural gas, coal and other alternative sources of energy.
          Any significant decrease in shipments of crude oil from the Arabian Gulf or West Africa may materially adversely affect our financial performance.
Eight of the vessels Navios Acquisition has acquired are second-hand vessels, and may acquire more second-hand vessels in the future. The acquisition and operation of such vessels may result in increased operating costs and vessel off-hire, which could materially adversely affect our earnings.
          Two of the LR1 product tanker vessels and six of the VLCC vessels that Navios Acquisition has acquired are second-hand vessels, and may acquire more second-hand vessels in the future. Navios Acquisition’s inspection of second-hand vessels prior to purchase does not provide it with the same knowledge about their condition and cost of any required or anticipated repairs that it would have had if these vessels had been built for and operated exclusively by it. Generally, Navios Acquisition will not receive the benefit of warranties on second-hand vessels.
          In general, the costs to maintain a vessel in good operating condition increase with the age of the vessel. Due to improvements in engine technology, older vessels are typically less fuel efficient and more costly to maintain than more recently constructed vessels. Cargo insurance rates increase with the age of a vessel, making older vessels less desirable to charterers.
          Governmental regulations, safety or other equipment standards related to the age of vessels may require expenditures for alterations or the addition of new equipment, to its vessels and may restrict the type of activities in which the vessels may engage or the geographic regions in which we may operate. Navios Acquisition cannot predict what alterations or modifications Navios Acquisition’s vessels may be required to undergo in the future. As Navios Acquisition’s vessels age, market conditions may not justify those expenditures or enable it to operate its vessels profitably during the remainder of their useful lives.
          Although Navios Acquisition has considered the age and condition of the vessels in budgeting for operating, insurance and maintenance costs, it may encounter higher operating and maintenance costs due to the age and condition of these vessels, or any additional vessels it acquires in the future. The age of some of the VLCC vessels may result in higher operating costs and increased vessel off-hire periods relative to Navios Acquisition’s competitors that operate newer fleets, which could have a material adverse effect on its results of operations.
Navios Acquisition’s growth depends on continued growth in demand for crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals and the continued demand for seaborne transportation of such cargoes.
          Navios Acquisition’s growth strategy focuses on expansion in the crude oil, product and chemical tanker sectors. Accordingly, its growth depends on continued growth in world and regional demand for crude oil, refined petroleum (clean and dirty) products and bulk liquid chemicals and the transportation of such cargoes by sea, which could be negatively affected by a number of factors, including:
•	the economic and financial developments globally, including actual and projected global economic growth;

•	fluctuations in the actual or projected price of crude oil, refined petroleum (clean and dirty) products or bulk liquid chemicals;

•	refining capacity and its geographical location;

•	increases in the production of oil in areas linked by pipelines to consuming areas, the extension of existing, or the development of new, pipeline systems in markets we may serve, or the conversion of existing non-oil pipelines to oil pipelines in those markets;

•	decreases in the consumption of oil due to increases in its price relative to other energy sources, other factors making consumption of oil less attractive or energy conservation measures;

•	availability of new, alternative energy sources; and

•	negative or deteriorating global or regional economic or political conditions, particularly in oil-consuming regions, which could reduce energy consumption or its growth.
          The refining and chemical industries may respond to the economic downturn and demand weakness by reducing operating rates and by reducing or cancelling certain investment expansion plans, including plans for additional refining capacity, in the case of the refining industry. Continued reduced demand for refined petroleum (clean and dirty) products and bulk liquid chemicals and the shipping of such cargoes or the increased availability of pipelines used to transport refined petroleum (clean and dirty) products, would have a material adverse effect on its future growth and could harm its business, results of operations and financial condition.
Navios Acquisition’s growth depends on its ability to obtain customers, for which it faces substantial competition. In the highly competitive VLCC shipping industry, Navios Acquisition may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect its results of operations.
          Navios Acquisition employs the VLCC vessels in the highly competitive product and chemical tanker sectors of the shipping industry that is capital intensive and fragmented. Competition arises primarily from other vessel owners, including major oil companies as well as independent tanker companies, some of whom have substantially greater resources and experience than it. Competition for the chartering of VLCCs can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Such competition has been enhanced as a result of the downturn in the shipping industry, which has resulted in an excess supply of vessels and reduced charter rates.
          Medium- to long-term time charters and bareboat charters have the potential to provide income at pre-determined rates over more extended periods of time. However, the process for obtaining longer term time charters and bareboat charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids that often extends for several months. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and acceptability of the vessel and its managers to the charterers.
          In addition to having to meet the stringent requirements set out by charterers, it is likely that Navios Acquisition will also face substantial competition from a number of competitors who may have greater financial resources, stronger reputations or experience than it does when it tries to recharter its vessels. It is also likely that it will face increased numbers of competitors entering into the crude oil product and chemical tanker sectors, including in the ice class sector. Increased competition may cause greater price competition, especially for medium- to long-term charters. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than Navios Acquisition’s.
          As a result of these factors, Navios Acquisition may be unable to obtain customers for medium- to long-term time charters or bareboat charters on a profitable basis, if at all. Even if Navios Acquisition is successful in employing its vessels under longer term time charters or bareboat charters, Navios Acquisition’s vessels will not be available for trading in the spot market during an upturn in the product and chemical tanker market cycle, when spot trading may be more profitable. If Navios Acquisition cannot successfully employ its vessels in profitable time charters its results of operations and operating cash flow could be adversely affected.

Future increases in vessel operating expenses, including rising fuel prices, could materially adversely affect our business, financial condition and results of operations.
          Under Navios Acquisition’s time charter agreements, the charterer is responsible for substantially all of the voyage expenses, including port and canal charges and fuel costs and is generally responsible for vessel operating expenses. Vessel operating expenses are the costs of operating a vessel, primarily consisting of crew wages and associated costs, insurance premiums, management fees, lubricants and spare parts and repair and maintenance costs. In particular, the cost of fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect its profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside its control, including geopolitical developments, supply and demand for oil, actions by members of OPEC and other oil and gas producers, war, terrorism and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.
          Navios Acquisition receives a daily rate for the use of its vessels, which is fixed through the term of the applicable charter agreement. Its charter agreements do not provide for any increase in the daily hire rate in the event that vessel-operating expenses increase during the term of the charter agreement. The charter agreements for the six on-the-water VLCC vessels expire during the period from and including 2014 through 2025 and the VLCC newbuilding is expected to operate under a charter agreement that expires in 2026. Because of the long-term nature of these charter agreements, incremental increases in Navios Acquisition’s vessel operating expenses over the term of a charter agreement will effectively reduce Navios Acquisition’s operating income and, if such increases in operating expenses are significant, adversely affect its business, financial condition and results of operations.
The crude oil, product and chemical tanker sectors are subject to seasonal fluctuations in demand and, therefore, may cause volatility in our operating results.
          The crude oil, product and chemical tanker sectors of the shipping industry have historically exhibited seasonal variations in demand and, as a result, in charter hire rates. This seasonality may result in quarter-to-quarter volatility in our operating results. The product and chemical tanker markets are typically stronger in the fall and winter months in anticipation of increased consumption of oil and natural gas in the northern hemisphere. In addition, unpredictable weather patterns in these months tend to disrupt vessel scheduling and supplies of certain commodities. As a result, revenues are typically weaker during the fiscal quarters ended June 30 and September 30, and, conversely, typically stronger in fiscal quarters ended December 31 and March 31. Our operating results, therefore, may be subject to seasonal fluctuations.
The current global economic downturn may negatively impact Navios Acquisition’s business.
          In recent years, there has been a significant adverse shift in the global economy, with operating businesses facing tightening credit, weakening demand for goods and services, deteriorating international liquidity conditions, and declining markets. Lower demand for tanker cargoes as well as diminished trade credit available for the delivery of such cargoes may create downward pressure on charter rates. If the current global economic environment persists or worsens, we may be negatively affected in the following ways:
•	Navios Acquisition may not be able to employ its vessels at charter rates as favorable to Navios Acquisition as historical rates or operate such vessels profitably.

•	The market value of its vessels could decrease significantly, which may cause Navios Acquisition to recognize losses if any of its vessels are sold or if their values are impaired. In addition, such a decline in the market value of its vessels could prevent Navios Acquisition from borrowing under its credit facilities or trigger a default under one of their covenants.

•	Charterers could have difficulty meeting their payment obligations to us.
          If the contraction of the global credit markets and the resulting volatility in the financial markets continues or worsens that could have a material adverse impact on its results of operations, financial condition and cash flows, and could cause the market price of our common stock to decline.
The employment of Navios Acquisition’s vessels could be adversely affected by an inability to clear the oil majors’ risk assessment process, and could be in breach of its charter agreements with respect to the VLCC vessels.
          The shipping industry, and especially the shipment of crude oil, refined petroleum products (clean and dirty) and bulk liquid chemicals, has been, and will remain, heavily regulated. The so-called “oil majors” companies, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A. together with a number of commodities traders, represent a significant percentage of the production, trading and shipping logistics (terminals) of crude oil and refined products worldwide. Concerns for the environment have led the oil majors to develop and implement a strict ongoing due diligence process when selecting their commercial partners. This vetting process has evolved into a sophisticated and comprehensive risk assessment of both the vessel operator and the vessel, including physical ship inspections, completion of vessel inspection questionnaires performed by accredited inspectors and the production of comprehensive risk assessment reports. In the case of term charter relationships, additional factors are considered when awarding such contracts, including:
•	office assessments and audits of the vessel operator;

•	the operator’s environmental, health and safety record;

•	compliance with the standards of the International Maritime Organization (the “IMO”), a United Nations agency that issues international trade standards for shipping;

•	compliance with heightened industry standards that have been set by several oil companies;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.
          Under the terms of Navios Acquisition’s charter agreements, its charterers require that these vessels and the technical manager are vetted and approved to transport oil products by multiple oil majors. Navios Acquisition’s failure to maintain any of its vessels to the standards required by the oil majors could put us in breach of the applicable charter agreement and lead to termination of such agreement, and could give rise to impairment in the value of its vessels.
          Should Navios Acquisition not be able to successfully clear the oil majors’ risk assessment processes on an ongoing basis, the future employment of its vessels, as well as its ability to obtain charters, whether medium- or long-term, could be adversely affected. Such a situation may lead to the oil majors’ terminating existing charters and refusing to use its vessels in the future, which would adversely affect its results of operations and cash flows.
Charterers may terminate or default on their obligations to Navios Acquisition, which could materially adversely affect its results of operations and cash flow, and breaches of the charters may be difficult to enforce.
          The loss of any of Navios Acquisition’s customers, a customer’s failure to perform under any of the applicable charters, a customer’s termination of any of the applicable charters, the loss of any of its vessels or a decline in payments under the charters could have a material adverse effect on its business, results of operations and financial condition. In addition, the charterers of the VLCC vessels are based in, and have their primary assets and operations in, the Asia-Pacific region, including the People’s Republic of China. The charter agreements for the VLCC vessels are governed by English law and provide for dispute resolution in English courts or London-based arbitral proceedings. There can be no assurance that we would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations.
          Even after a charter contract is entered, charterers may terminate charters early under certain circumstances. The events or occurrences that will cause a charter to terminate or give the charterer the option to terminate the charter generally include a total or constructive total loss of the related vessel, the requisition for hire of the related vessel or the failure of the related vessel to meet specified performance criteria. In addition, the ability of a charterer to perform its obligations under a charter will depend on a number of factors that are beyond its control. These factors may include general economic conditions, the condition of the product and chemical tanker sectors of the shipping industry, the charter rates received for specific types of vessels and various operating expenses. There can be no assurance that Navios Acquisition would be able to enforce any judgments against these charterers in jurisdictions where they are based or have their primary assets and operations. In addition, Navios Acquisition is exploring the possibility of participating in the credit risk insurance currently available to Navios Holdings. Navios Holdings has insured its charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse it for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance). While Navios Acquisition may seek to benefit from such insurance, no assurance can be provided that will qualify for or choose to obtain this insurance.
          Navios Acquisition cannot predict whether its charterers will, upon the expiration of their charters, re-charter its vessels on favorable terms or at all. If Navios Acquisition’s charterers decide not to re-charter its vessels, it may not be able to re-charter them on terms similar to its current charters or at all. In the future, may also employ its vessels on the spot charter market, which is subject to greater rate fluctuation than the time charter market.
          If Navios Acquisition receives lower charter rates under replacement charters or are unable to re-charter all of its vessels, its results of operations and financial condition could be materially adversely affected.
If Navios Acquisition experienced a catastrophic loss and its insurance is not adequate to cover such loss, it could lower its profitability and be detrimental to operations.
          The ownership and operation of vessels in international trade is affected by a number of inherent risks, including mechanical failure, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, hostilities, piracy, terrorism, labor strikes and/or boycotts, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions. All of these risks could result in liability, loss of revenues, increased costs and loss of reputation. Navios Acquisition maintains hull and machinery insurance, protection and indemnity insurance, which include environmental damage and pollution and war risk insurance, consistent with industry standards, against these risks on its vessels and other business assets. However, Navios Acquisition cannot assure you that will be able to insure against all risks adequately, that any particular claim will be paid out of its insurance, or that Navios Acquisition will be able to procure adequate insurance coverage at commercially reasonable rates in the future.
Navios Acquisition may not have adequate insurance to compensate for damage to or loss of its vessels, which may have a material adverse effect on its financial condition and results of operation.
          Navios Acquisition’s insurers also require to pay certain deductible amounts, before they will pay claims, and insurance policies may contain limitations and exclusions, which, although we believe will be standard for the shipping industry, may nevertheless increase its costs and lower our profitability. Additionally, any increase in environmental and other regulations may also result in increased costs for, or the lack of availability of, insurance against the risks of environmental damage, pollution and other claims. Navios Acquisition’s inability to obtain insurance sufficient to cover potential claims or the failure of insurers to pay any significant claims could lower its profitability and be detrimental to its operations.
          Furthermore, even if insurance coverage is adequate to cover its losses, Navios Acquisition may not be able to timely obtain a replacement ship in the event of a loss. Navios Acquisition may also be subject to calls, or premiums, in amounts based not only on its own claim records but also the claim records of all other members of the protection and indemnity associations through which Navios Acquisition receive indemnity insurance coverage for tort liability. In addition, its protection and indemnity associations may not have enough resources to cover claims made against them. Navios Acquisition’s payment of these calls could result in significant expenses to it, which could reduce its cash flows and place strains on its liquidity and capital resources.
Governments could requisition vessels of a target business during a period of war or emergency, resulting in a loss of earnings.
          A government could requisition a business’ vessels for title or hire. Requisition for title occurs when a government takes control of a vessel and becomes her owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes her charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although a target business would be entitled to compensation in the event of a requisition of any of its vessels, the amount and timing of payment would be uncertain.
Labor interruptions and problems could disrupt our business.
          Certain of Navios Acquisition’s vessels are manned by masters, officers and crews that are employed by third parties. If not resolved in a timely and cost-effective manner, industrial action or other labor unrest could prevent or hinder its operations from being carried out normally and could have a material adverse effect on its business, results of operations, cash flow and financial condition.
In the highly competitive product and chemical tanker sectors of the shipping industry, Navios Acquisition may not be able to compete for charters with new entrants or established companies with greater resources, which may adversely affect its results of operations.
          Navios Acquisition employs its vessels in the product and chemical tanker sectors, highly competitive markets that are capital intensive and highly fragmented. Competition arises primarily from other vessel owners, some of whom have substantially greater resources than it. Competition for the transportation of refined petroleum products (clean and dirty) and bulk liquid chemicals can be intense and depends on price, location, size, age, condition and the acceptability of the vessel and its managers to the charterers. Due in part to the highly fragmented markets, competitors with greater resources could operate larger fleets through consolidations or acquisitions that may be able to offer better prices and fleets than Navios Acquisition’s.
The indemnity may be inadequate to cover any damages.
          The Securities Purchase Agreement for the VLCC vessels has a cap on indemnity obligations, subject to certain exceptions, of $58.7 million. Although we performed substantial due diligence with respect to the VLCC Acquisition, there can be no assurance that there will not be undisclosed liabilities or other matters not discovered in the course of such due diligence and the $58.7 million indemnity may be inadequate to cover these or other damages related to breaches of such agreement. In addition, as there are approximately 1,378,122 shares available in escrow, of which some or all may be returnable to Navios Acquisition under the terms of the indemnity, it may be difficult to enforce an arbitration award for any damages in excess of such amount.
A large proportion of the revenue from the VLCC vessels is derived from a Chinese state-owned company, and changes in the economic and political environment in China or in Chinese relations with other countries could adversely affect Navios Acquisition’s ability to continue this customer relationship.
          DOSCO, a wholly owned subsidiary of the Chinese state-owned COSCO, charters four of the seven VLCC vessels (including the newbuilding). Changes in political, economic and social conditions or other relevant policies of the Chinese government, such as changes in laws, regulations or export and import restrictions, could restrict DOSCO’s ability to continue its relationship with it. If DOSCO becomes unable to perform under its charter agreements with it, Navios Acquisition could suffer a loss of revenue that could materially adversely affect its business, financial condition, and results of operations. In addition, it may have limited ability in Chinese courts to enforce any awards for damages that it may suffer if DOSCO were to fail to perform its obligations under its charter agreements.
One of the vessels is subject to a mutual sale provision between the subsidiary that owns the vessel and the charterer of the vessel, which, if exercised, could reduce the size of Navios Acquisition’s fleet and reduce our future revenue.
          The Shinyo Ocean is subject to a mutual sale provision whereby Navios Acquisition or the charterer can request the sale of the vessel provided that a price can be obtained that is at least $3,000,000 greater than the agreed depreciated value of the vessel as set forth in the charter agreement. If this provision is exercised, it may not be able to obtain a replacement vessel for the price at which the vessel is sold. In such a case, the size of its fleet would be reduced and it may experience a reduction in it future revenue.
Navios Holdings has limited recent experience in the crude oil, product and chemical tanker sectors.
          Navios Tankers Management Inc., a wholly owned subsidiary of Navios Holdings, oversees the commercial and administrative management of its entire fleet and the technical management of a portion of its fleet. Navios Holdings is a vertically-integrated seaborne shipping and logistics company with over 55 years of operating history in the shipping industry that held approximately 53.7% of Navios Acquisition’s shares of common stock as of December 31, 2010. Other than with respect to South American operations, Navios Holdings has limited recent experience in the crude oil, chemical and product tanker sectors.
          Such limited experience could cause Navios Holdings or Navios Tankers Management Inc. to make decisions that a more experienced operator in the sector might not make. If Navios Holdings or Navios Tankers Management Inc. is not able to properly assess or ascertain a particular aspect of the crude oil, product or chemical tanker sectors, it could have a material adverse affect on its operations. Further, there can be no assurance that Navios Holdings will continue to own over 50% of its shares of common stock, which could also have a material adverse affect on its business.
Navios Holdings may compete directly with Navios Acquisition, causing certain officers to have a conflict of interest.
          Angeliki Frangou and Ted C. Petrone are each officers and/or directors of both Navios Holdings and Navios Acquisition. Navios Acquisition operates in the crude oil, product and chemical tanker sectors of the shipping industry, and although Navios Holdings does not currently operate in those sectors, there is no assurance it will not enter them. If it does, Navios Acquisition may compete directly with Navios Holdings for business opportunities.
Tax Risks
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
          On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among ISE, Navios Holdings, and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. As a result of the reincorporation, ISE transitioned from a shell company to an operating business, and the operations of Navios Holdings became those of a publicly-traded company. The Company publicly files its reports with the SEC under the rules of Foreign Private Issuers.
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
Navios Partners
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C., or the General Partner, a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.
          In connection with the initial public offering, or IPO, of Navios Partners, on November 16, 2007, Navios Holdings sold the interests of five of its wholly owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of three of its wholly owned subsidiaries that operated and had options to purchase three additional vessels in exchange for: (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO and to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus; (b) $160.0 million of the $165.0 million of borrowings under Navios Partners’ revolving credit facility; (c) 7,621,843 subordinated units issued to Navios Holdings; and (d) a 2% general partner interest and all incentive distribution rights in Navios Partners to the General Partner.
          On or prior to the closing of the IPO, Navios Holdings entered into the following agreements with Navios Partners: (a) a share purchase agreement pursuant to which Navios Holdings sold the capital stock of a subsidiary that would own the Capesize vessel Navios Bonavis and related time charter, upon delivery of the vessel, which occurred in June 2009; (b) a share purchase agreement pursuant to which Navios Partners had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to acquire the capital stock of the subsidiary that would own the Capesize vessel Navios TBN II and related time charter. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions; (c) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc., or the Manager, a wholly owned subsidiary of Navios Holdings, provides Navios Partners with commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.
          From the formation of Navios Partners until the end of 2010, Navios Holdings sold four vessels to Navios Partners (the Navios Hope, the Navios Aurora II, the Navios Fulvia and the Navios Melodia in exchange of cash and 5,094,004 common units of Navios Partners in total. Following Navios Partners’ public equity offerings of: (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 (plus 360,400 overallotment units in October 2009); (c) 4,000,000 common units in November 2009; (d) 3,500,000 common units (plus 525,000 overallotment units) in February 2010; (e) 4,500,000 common units (plus 675,000 overallotment units) in May 2010; and (f) 5,500,000 common units (plus 825,000 overallotment units) in October 2010 and including a 2% GP interest accounted under the equity method. Following the sale of Navios Fulvia and Navios Melodia from Navios Holdings to Navios Partners on November 15, 2010, Navios Holdings’ interest in Navios Partners is currently 28.7%.
          Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Manager, from its offices in Piraeus, Greece.
Navios Logistics
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: a) $112.2 million in cash; and b) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for; (a) $112.2 million in cash, of which $5.0 million was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets.
          In November 2008, part of the contingent consideration for the acquisition of Horamar was released, as Horamar achieved the interim EBITDA target, at which time $2.5 million in cash and 503 shares were released to the shareholders of Horamar. Following this release, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date, pending achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold.

Following the release of the remaining shares that were kept in escrow, Navios Holdings currently owns 63.8% of Navios Logistics and Navios Logistics is a consolidated entity.
          The 1,007 shares issued as part of the Horamar Group acquisition were released from escrow to the former shareholders of Horamar upon achievement of the EBITDA target threshold. The 1,007 shares have been reflected as part of Navios Logistics’ outstanding shares from the date of issuance since these shares have been irrevocably issued on January 1, 2008 with the identity of the ultimate recipient to be determined at a future date. Following the achievement of the EBITDA targets mentioned above, the shares were delivered to Horamar Group shareholders, otherwise they would have been delivered to Navios Holdings.
          Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The combination of CNSA and Horamar under Navios Logistics’ umbrella created one of the largest logistics businesses in the Hidrovia region of South America.
Navios Acquisition
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
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of: (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers for an aggregate purchase price of $457.7 million pursuant to the terms and conditions of the Acquisition Agreement between Navios Acquisition and Navios Holdings; and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings which amounted to $76.5 million.
          Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels they might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the existing terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
          On May 28, 2010, certain stockholders of Navios Acquisition redeemed their shares upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings concluded that the increase in its ownership interest resulted in obtaining control over Navios Acquisition and, consequently concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards.
          On September 2, 2010, Navios Acquisition completed its warrant exercise program (the “Warrant Program”). Under the Warrant Program, holders of Navios Acquisition’s publicly traded awards (“Public Warrants”) had the opportunity to exercise the public warrants on enhanced terms through August 27, 2010. Navios Holdings exercised in cash 13,635,000 private warrants and paid $77.0 million. Navios Holdings currently holds no other warrants of Navios Acquisition.
          On November 19, 2010, Navios Acquisition announced the public offering of 6,500,000 shares of common stock at $5.50 per share, raising gross proceeds of approximately $35.7 million. The net proceeds of this offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million were approximately $34.0 million. Following this transaction, as of December 31, 2010, Navios Holdings owned 26,007,551 shares or 53.7% of the outstanding common stock of Navios Acquisition.
          Navios Holdings exchanged 7.7 million shares of Navios Acquisition’s common stock it held for non-voting preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings’ interest in Navios Acquisition decreased to 45%.

B. Business overview
Introduction
          Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had an in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding those of Navios Partners, Navios Logistics and Navios Acqusiition), the average age of which is approximately 4.7 years, consists of a total of 57 vessels, aggregating approximately 6.0 million dwt. Navios Holdings owns 12 Capesize vessels (169,000-181,000 dwt), 14 modern Ultra Handymax vessels (50,000-59,000 dwt) and four Panamax vessels (75,000-83,000 dwt). It also time charters-in and operates a fleet of five Ultra Handymax, two Handysize, 11 Panamax, and nine Capesize vessels under long-term time charters, 14 of which are currently in operation, with the remaining 13 scheduled for delivery on various dates through December 2013. Navios Holdings has options to acquire 15 of the 27 time chartered-in vessels (on six of which Navios Holdings holds an initial 50% purchase option).
          Navios Holdings also offers commercial and technical management services to Navios Partners’ and Navios Acquisition’s fleets. Navios Partners’ fleet is comprised of 10 Panamax vessels, five Capesize vessels and one Ultra-Handymax vessel. Since October 2009, Navios Holdings will receive $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel. Navios Acquisition’s fleet is comprised of 22 tankers, of which ten are currently in operation and Navios Holdings will receive a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. For Navios Acquisition, all intercompany transactions have been eliminated upon consolidation.
          Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through our port terminal, river barge and coastal cabotage operations.
          Navios Holdings’ strategy and business model focuses on:
•	Operation of a high quality, modern fleet. Navios Holdings owns and charters in a modern, high quality fleet, having an average age of approximately 4.7 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•	Pursue an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 6.0 million dwt in tonnage, making Navios Holdings one of the largest independent drybulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 15 of the 27 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain favorable vessel acquisition terms as reflected in the purchase options contained in some of its long-term charters.

•	Utilize industry expertise to take advantage of market volatility. The drybulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, to generate profit from, such volatility.

•	Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.5% as of December 31, 2010, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs; and

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages.
          In addition, Navios Holdings attempts, through selecting COAs on what would normally be backhaul or ballast legs, to enhance vessel utilization and, hence, profitability. The cargoes are in such cases used to position vessels at or near major loading areas (such as the Gulf of Mexico) where spot cargoes can readily be obtained. This reduces ballast time to be reduced as a percentage of the round voyage. This strategy is referred to as triangulation.
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
Competitive Advantages
          Controlling approximately 6.0 million dwt (excluding Navios Logistics and Navios Acquisition) in drybulk tonnage, Navios Holdings is one of the largest independent drybulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global drybulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios Holdings’ fleet were brought to the attention of Navios Holdings prior to ever being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the drybulk markets.
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
          In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the drybulk market on the basis of the following factors:
•	A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2023, assuming minimum available charter extension periods are exercised) on attractive terms that allow Navios Holdings to charter-out the vessels at an attractive spread during strong markets and to weather down cycles in the market while maintaining low operating expenses;

•	Strong cash flows from creditworthy counterparties;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with access to future attractive long-term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels in Japan or Korea to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking, providing efficiency and transparency in Navios Holdings’ owned fleet operations; and

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America.
          Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation.
Shipping Operations (excluding Navios Acquisition)
          Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 30 owned vessels and 27 chartered-in vessels (15 of which have purchase options). The average age of the operating fleet is 4.6 years.
          Owned Fleet. Navios Holdings owns a fleet comprised of 14 modern Ultra Handymax vessels, 12 Capesize vessels and four Panamax vessels, whose technical specifications and youth distinguish them in the market, where, approximately 23% of the drybulk world fleet is composed of older than 20 years.
Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Orbiter	Panamax	2004	76,602
Navios Asteriks	Panamax	2005	76,801
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,132
Navios Luz	Capesize	2010	179,144
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
          Long-Term Fleet. In addition to the 30 currently operating owned vessels, Navios Holdings controls a fleet of nine Capesize, 11 Panamax, five Ultra Handymax, and two Handysize vessels under long-term time charters, having an average age of approximately 4.7 years. Of the 27 chartered-in vessels, 14 are currently in operation and 13 are scheduled for delivery at various times through December 2013, as set forth in the following table:

Long-term Chartered-in Fleet in Operation

			Deadweight (in	Purchase
Vessel Name	Vessel Type	Year Built	metric tons)	Option(1)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,200	No
Torm Antwerp	Panamax	2008	75,250	No
Golden Heiwa	Panamax	2007	76,662	No
King Ore	Capesize	2010	176,800	No
Beaufiks	Capesize	2004	180,181	Yes
Phoenix Beauty	Capesize	2010	169,150	No
Rubena N	Capesize	2006	203,233	No
Formosabulk Brave	Capesize	2001	170,000	No
SC Lotta	Capesize	2009	170,500	No
Long-term Chartered-in Fleet to be Delivered

		Delivery	Purchase		Deadweight
Vessels	Vessel Type	Date	Option		(in metric tons)
Navios Serenity	Handysize	04/2011	Yes	(2)	34,718
Navios TBN	Handysize	09/2012	Yes	(2)	34,718
Navios Koyo	Capesize	12/2011	Yes		181,000
Kleimar TBN	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios TBN	Ultra Handymax	02/2012	Yes	(2)	61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios Marco Polo	Panamax	09/2011	Yes		80,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	07/2013	Yes	(2)	80,500
Navios TBN	Panamax	09/2013	Yes	(2)	80,500
Navios TBN	Panamax	11/2013	Yes	(2)	80,500

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.
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
          Short-Term Fleet: Navios Holdings’ “short-term fleet” is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for duration of less than 12 months. The number of short-term vessels varies from time to time.
Exercise of Vessel Purchase Options
          As of December 31, 2010, Navios Holdings executed purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessel. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered at various dates from November 30, 2005 until February 21, 2011. The rights to the Navios Fantastiks were sold to Navios Partners, on November 15, 2007, while the Navios Hope was sold to Navios Partners on July 1, 2008. The sale price of the Navios Hope consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. Navios Holdings currently has options to acquire two of the remaining 14 chartered-in vessels currently in operation and all of the 13 long-term chartered-in vessels on order (on six of the eight purchase options Navios Holdings holds a 50% initial purchase option).
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
          Technical Ship Management: The technical management of Navios Holdings’ owned vessels is conducted out of its Piraeus, Greece office. Navios Holdings provides, through its subsidiary, Navios ShipManagement Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’ and Navios Acquisition’s vessels under the terms of the management agreements between the parties. Based in Piraeus, Greece, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels in Japan to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.
          Operation of the fleet: The operations departments, which are located in Greece and Belgium, supervise the post-fixture business of the vessels in Navios Holdings’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled.
          Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.
•	Freight Rate Risk. Navios Holdings uses FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the drybulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings enters into these FFAs through over-the-counter transactions and over NOS ASA, a Norwegian clearing house, and LCH, the London Clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the company’s commercial ship management strategy and policies. See “Risk Factors — Risks Associated with the Shipping Industry and Our Operations — Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high credit quality collateralized corporations and financial institutions. Most importantly, Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance).

•	Interest Rate Risk. Navios Holdings uses from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See Note 12 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2010, included elsewhere in this document. See also item 11 “Quantitative and Qualitative Disclosure about Market Risks — Interest Rate Risk.”

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 19.4% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 6.5% of its expenses related to operation of its Piraeus and Belgian office, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.
Navios Logistics Operations
          Inception: On January 1, 2008, Navios Holdings formed a South American logistics business through the combination of its existing port operations in Uruguay (CNSA) with the barge and upriver port businesses operated by Horamar that specialized in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in Hidrovia region of South America. The combined entity was named Navios Logistics.

          Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through its port terminal, river barge and coastal cabotage operations. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers, to serve the needs of a number of rapidly growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.
          Navios Logistics is focused on two key transportation markets in South America: the Hidrovia region river system and cabotage trades along the eastern coast of South America. The Hidrovia represents an economically dynamic system of ports, terminals and waterways that flow through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay) and facilitate trade in this fertile and resource-rich region while providing access to the Atlantic Ocean and the global export market. The Hidrovia is one of the largest navigable river systems in the world, comparable in length to the Mississippi River in the United States. The countries along the Hidrovia accounted for approximately 50% of world soybean production in 2010, as compared to 30% in 1995. The Hidrovia river system and seaborne trade up and down the South American coast are efficient means of commodity transportation, given the current shortage of adequate highway and rail infrastructure.
          Navios Logistics has a diverse customer base including global petroleum, agricultural and mining companies. Navios Logistics’ customers include affiliates of ADM, Bunge, Cargill, Exxon Mobil Corporation, Glencore, Louis Dreyfus, Molinos, Petrobras, Petropar (the national oil company of Paraguay), Repsol, Shell and Vale. We have a long history of operating in the Hidrovia region, being founded in 1955 by one of our predecessor companies which operated in the region, and have been able to generate and maintain longstanding relationships with its customers. In its dry port facility in Uruguay, Navios Logistics has been serving its three key global customers, ADM, Cargill and Louis Dreyfus, for more than 13 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has long-term relationships with its global petroleum customers for more than 10 years on average. In its barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and have signed new contracts since then. Navios Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships. Between 2008 and 2010, Navios Logistics has grown its fleet from approximately 123 vessels, including barges, pushboats and tankers, to 234 vessels, including barges, pushboats and tankers and during that time Navios Logistics has grown its time charter, voyage and port terminal revenues and sales of refined oil products by 74.4%.
          Navios Logistics serves its customers in the Hidrovia region through its two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products and a diverse fleet of 224 barges and pushboats and two small inland oil tankers that operate in its barge business and eight vessels, including six oceangoing vessels and two self-propelled barges that operate in its cabotage business. Navios Logistics has combined its ports in Uruguay and Paraguay with its versatile fleet of barges, pushboats and tankers to create an end-to-end logistics solution for customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).
          Navios Logistics seeks to maintain predictable revenues across its businesses through a mix of long term storage and transshipment contracts for its ports and time charters and Contracts of Affreightment (“CoAs”) for its fleet. In its dry port terminal, Navios Logistics typically signs three to five year contracts with its customers. In its barge business, Navios Logistics typically operates under a mix of time charters and CoAs with durations of one to five years, some of which have minimum guaranteed volumes, and spot contracts. In its cabotage business, Navios Logistics typically operates under time charters with durations in excess of one year at inception. For the year ended December 31, 2010, approximately 62.2% of its time charter, voyage and port terminal revenues was generated from fixed contracts. Revenues across its businesses are predominantly denominated in U.S. dollars and in 2010, 89% of its total revenue was denominated in U.S. dollars.
          Historically, Navios Logistics has had two reportable segments, Logistics Business and Dry Port Terminal Business Following the recent business developments in Navios Logistics, it intends to report in the future based on three reportable segments: the Port Terminal Business, the Barge Business and the Cabotage Business. The Port Terminal Business will include the dry port terminal operations (previously identified as the Dry Port Terminal Business) and the liquid port terminal operations previously included in the Logistics Business segment. The previously identified Logistics Business segment will be further split to form the Barge Business segment and the Cabotage Business segment.
          Port Terminal Operations
          Uruguay Dry Port
          Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal in Uruguay. Its dry port terminal is located in an international tax-free trade zone in the port of Nueva Palmira at the convergence of the Parana and Uruguay rivers. The terminal operates 24 hours per day, seven days per week, and is ideally located to provide Navios Logistics’ customers, primarily leading international grain and commodity houses, with a convenient and efficient outlet for the transfer and storage of a wide range of commodities originating in the Hidrovia region. In 2010, 3.9 million tons of dry cargos were moved through Navios Logistics’ dry port terminal and it currently has eight silos (some with internal separations) with total storage capacity of 360,000 tons. In its dry port terminal, Navios Logistics has been serving its three key global customers for more than 13 years on average.
          Navios Logistics has a lease with the Republic of Uruguay dating back to the 1950s for the land on which it operates. The lease has been extended to 2025 and may be extended further until 2045 at Navios Logistics option. Navios Logistics believes the terms of the lease reflect its favorable relationship with the Republic of Uruguay. Additionally, since its terminal is located in the Nueva Palmira Free Zone, foreign commodities moving through the terminal are free of Uruguayan taxes.
          Navios Logistics believes that countries in the region will continue to increase use of land for agriculture and implement technology for increasing yields on productive lands. As a result, Navios Logistics has experienced significant growth in the last ten years from 1.0 million tons moved in 2000 to 3.9 million tons in 2010. Navios Logistics has also been expanding its capacity from 280,000 tons in 2009 to 360,000 tons in 2010. Navios Logistics is installing a grain drying and conditioning facility on 13.6 acres of land adjacent to its dry port terminal, which it anticipates to be operational by April 2011. This facility is focused primarily on Uruguayan soy for export and is expected to serve the needs of its clients for grain products that meet the quality standards required by international buyers. Navios Logistics believes the addition of this facility to its existing operations could save customers expense and time by reducing the need to transport their goods from other drying and conditioning facilities to our port.
          Navios Logistics completed construction in 2004 of four new cylindrical silos designed to store Uruguayan commodities. Before the completion of construction, local exporters had booked total capacity of the silos for a period of three years prior to the completion of construction As a result of significant new customer demand from companies such as ADM, Cargill, Louis Dreyfus and Bunge, as well as from a number of smaller local grain merchandisers, we constructed two new silos with a storage capacity of 90,000 metric tons and 80,000 metric tons in 2005 and 2009, respectively. Navios Logistics plans to construct a ninth silo with approximately 90,000 metric tons capacity which it anticipates will be operational in 2011. Navios Logistics also expects to begin construction in April 2011 on an additional vessel loading conveyor belt, which is expected to be completed in March 2012 which would increase capacity from 14,000 to 23,000 loading tons per day.
          Navios Logistcs believes there is significant potential for further expansion of this bulk terminal operation. Navios Logistcs has recently been awarded an additional 15 acres of land. With this addition, its Uruguayan port has approximately 28 acres of available riverfront land for future development. Navios Logistcs is evaluating several alternatives for developing the available space. Navios Logistcs is actively looking for additional land to expand its operations. During the third and fourth quarters of 2010, Navios Logistcs acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks. Navios Logistcs is currently negotiating significant contracts with existing and new customers who wish to enter into long-term business relationships with us based on the growing Uruguayan grain market.
          Over the past decade, Uruguay has been developing its capacity for grain exports by designating more land for agricultural use. Uruguayan soybean exports have grown from 14,000 tons in 2000 to 1,580,000 tons in 2010 according to USDA estimates. During 2010, 1,079,409 tons of Uruguayan soybeans were exported through its dry port terminal. Recently, Uruguay has been increasing export volumes of other grains such as maize and wheat. Most significantly, the natural growth area for grain in Uruguay is in the western region of the country on land that is located near its port terminal.
          Port Operation: The commodities most frequently handled include grain and grain products, as well as some ores and sugar. Navios Logistics’ port terminal receives bulk cargoes from barges, trucks, and vessels, and either transfers them directly to drybulk carriers or stores them in its modern silos for later shipment. The port terminal operates 24 hours per day, seven days per week, to provide barge and ship traffic with safe and fast turnarounds. Multiple operations may be conducted simultaneously at the port terminal, including cargoes from oceangoing vessels, barges, trucks and grain silos. The port terminal uses a fixed fee structure for customers.
          Port Infrastructure: The port terminal is unique in the region because of its sophisticated design, efficiency and multimodal operations. Navios Logistics’ dry port terminal has specially designed storage facilities and conveying systems that provide significant flexibility in cargo movements aimed at avoiding delays to trucks, vessels and barge convoys. The port terminal offers 360,000 tons (soybean basis) of clean and secure grain silo capacity. With eight silos (some with internal separations) available for storage, its facility provides customers storage for their commodities separate from those of other customers. The port terminal has the latest generation, high precision, independent weigh scales, both for discharging and loading activity.
          The port terminal has two docks. The main outer dock is 240 meters long and accommodates vessels of up to 85,000 dwt loading to the maximum permitted draft of the Martin Garcia Bar and Mitre Canal. The dock has three modern ship loaders capable of loading vessels at rates of up to 20,000 tons per day, depending on commodity. The inner face of this dock is equipped for discharging barge convoys. The secondary inner dock is 170 meters long and is dedicated to the discharge of barge convoys, which is carried out on both sides of the dock. The terminal is capable of discharging barge convoys at rates averaging 10,000 to 14,000 tons per day, depending on the type of barges and commodity. Each dock has fixed-duty cycle cranes to discharge barge convoys. In addition, discharging at our facility is optimized through the use of commodity-appropriate bucket size and type.
          Paraguay Wet Port
          Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is the largest independent storage facility for crude and petroleum products in Paraguay. Its port terminal has a current capacity of 35,560 cubic meters. The port facility serves international operators from Paraguay and Bolivia supplying products that support the growing demand for energy. Because Paraguay is not oil producing country, its needs for both crude and refined petroleum products are served entirely by imports. The main sources of supply are from Argentina and, to a much lesser extent, Bolivia. Demand for diesel in the country varies between 80,000 cubic meters and 100,000 cubic meters per month, and the demand for naphtha varies between 20,000 cubic meters and 30,000 cubic meters per month. Navios Logistics believes that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. The strategic location of the terminal at the center of the Paraguay-Parana waterway has comparative advantages for the provision of services to both southern and northern regions.
          The port terminal was built to carry out terminal operations efficiently, including the loading and unloading of ships and trucks with fuels, storage tanks and subsequent clearance for vessels and trucks. The business is carried out through the purchase and sale of refined petroleum products and the storage, handling or transportation services that relate to liquid and gas products. Navios Logistics owns tanks approved by the Paraguayan National Customs Office, which gives us a competitive advantage over other suppliers dedicated to the field.
          Port Operation: The port provides short- and long-term storage services for liquid cargo, as well as the sale of liquid products.
          Port infrastructure: Currently, the port has six major tanks in operation with a capacity of 35,560 cubic meters. The plates are carbon steel, as specified by the American Standard for Testing Materials, and the construction was performed according to the standards of the American Petroleum Institute. Navios Logistics is in the process of constructing two new storage tanks with a total capacity of 8,000 cubic meters to meet the growing demand for energy. Navios Logistics goal is to have a capacity of 90,000 to 100,000 cubic meters of storage at the terminal to meet its customers’ increasing demand.
          The pier is a structure of reinforced concrete built on stilts, beams and slabs. It is 45 meters long and 4.5 meters wide, and includes two platforms, each with 148 square meters of surface area. One of the platforms, used for operation during peak business times, has a height of 9.05 meters. The second platform is used during less busy periods and has a height of 5.0 meters.
          The port has an area for truck operations with a reinforced concrete floor and metal roof mounted on trusses and steel columns profiles. There are three platforms, one for liquid fuels, another for LPG and a platform to discharge trucks with alcohol and other refined petroleum products. Only 40% of the bays for liquid fuels are currently used. Currently, the LPG installation is in use at 100% of capacity and the platform to unload trucks at 20% of capacity.
          Barge Operations
          Overview: Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through our fleet of 226 vessels. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.
          Fleet: Navios Logistics owns or operates 226 vessels in our barge business, including 20 pushboats, 157 dry barges, 44 tank barges, three LPG barges and two small inland oil tankers. Navios Logistics has grown its fleet quickly following its formation in December 2007. Its dry barge fleet is nearly three times the size it was in January 2008. On September 16, 2010, Navios Logistics entered into a three-year charter-in agreement for 15 tank barges with a total capacity of 26,945 cubic meters. In addition, Navios Logistics is currently in negotiations to acquire 60 barges, three pushboats and one floating drydock to service a new five-year contract to transport a minimum of 540,000 tons per year (180,000 tons per convoy) at a rate of $27.50 per ton and an existing CoA to transport iron-ore with Vale.
          Products transported: Navios Logistics transport liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils), liquefied cargo (liquefied petroleum gas (LPG) and dry cargo (cereals, cotton pellets, soy bean, wheat, limestone (clinker), mineral iron, and rolling stones). During 2010, Navios Logistics transported more than 1.8 million cubic meters of liquids or tons of dry cargo (compared to 1.7 million cubic meters in 2009, 1.9 million cubic meters in 2008, and 1.7 million cubic meters in 2007), consisting of approximately 1.0 million cubic meters of liquids, more than 800,000 tons of dry cargo, and approximately 14,000 cubic meters of LPG.

          Cabotage Operations
          Overview: Navios Logistics owns and operates oceangoing vessels to support the transportation needs of its customers in the South American costal trade business. Navios Logistics operates the largest and youngest Argentine cabotage fleet. Its fleet consists of six oceangoing product tanker vessels and two self propelled barges which operate in the spot market. Since December 2007, Navios Logistics has grown its cabotage fleet. Navios Logistics acquired two product tanker vessels, the Estefania H and the Makenita H, which were delivered in July 2008 and June 2009, respectively, with an aggregate capacity of 29,508 dwt. In February 2010, we took delivery of the Sara H, a 9,000 dwt double hull product oil tanker, which is chartered-out for three years beginning as of April 2010. In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang,each with a capacity of 16,871 dwt. The Jiujiang and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of the respective charter periods. The delivery of Sara H and the long-term bareboat agreements for the Jiujiang and the Stavroula have allowed Navios Logistics to further capitalize on the attractive offshore petroleum services market. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.
          On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave S.A., a Brazilian company, and took delivery of the Nazira, a pushboat specially prepared for navigating in Brazilian waters. Hidronave South American Logistics S.A. (“Hidronave S.A.”) has the certificates and other paperwork required to conduct business in Brazil. This acquisition serves as a platform to enable Navios Logistics to build its Brazilian cabotage business if Navios Logistics chooses to do so. Navios Logistics believes there are considerable opportunities to expand its cabotage operations and take advantage of its cabotage privileges in both the Argentine and Brazilian coastal trades. For example, Navios Logistics has recently been awarded six long-term charters by Petrobras. Navios Logistics is currently evaluating the proposal and necessary financing. If Navios Logistics accepts the award, which is for 15 years per vessel, then it will need to have six Panamax vessels constructed to serve in the Brazilian cabotage business.
          Products transported: Navios Logistics transports liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and JP1 and vegetable oils). During 2010, its cabotage fleet transported more than 2.3 million cubic meters of liquids (compared to 1.6 million cubic meters in 2009 and 1.2 million cubic meters in 2008).
Customers
Drybulk Vessel Operations
          The international drybulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government- owned entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as BHP Billiton Marketing, Arcelor Mittal, Oldendorff Carriers GmbH & Co, Cargill International SA, COSCO Bulk Carriers Ltd., Mitsui O.S.K. Lines Ltd., Daichi Chuokisen, STX Pan Ocean Co., Baosteel, Sanko Steamship and Sangamon Transportation. For the year ended December 31, 2010, none of the customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue and for the year ended December 31, 2008, none of the customers accounted for more than 10% of the Company’s revenue.
Logistics Business Operations
          The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.
          Navios Logistics has a diverse customer base, including large and well-known petroleum and agricultural companies. During the year ended December 31, 2010, Navios Logistics’ two largest customers, Petrobras and Esso, accounted for 19.7% and 10.7% of its revenues, respectively. In 2009, the four largest customers were Petropar, Terminales Paraguayas, Esso Petrolera Argentina, a subsidiary of Exxon Mobil Corporation, and Shell, a subsidiary of Royal Dutch Shell plc, which accounted for 11.5%, 10.8%, 10.4% and 10.2% of its freight and sales of product revenue, respectively (19.5%, 12.3%, 11.6% and 9.7% in 2008, respectively).
          Its dry port terminal at Nueva Palmira, Uruguay conducts business with customers engaged in the international sales of agricultural commodities, which book portions of the port terminal’s silo capacity and transfer cargoes through the terminal. During the years ended December 31, 2010 and 2009, Cargill, Agrograin (a subsidiary of ADM) and Uruagri (a subsidiary of Louis Dreyfus), were the customers accounting for the largest movements in volume. For the years ended December 31, 2010 and 2009, Agrograin accounted for 38.1% and 35.4%, respectively, LDC accounted for 5.0% and 5.6%, respectively, and Cargill accounted for 7.1% and 11.3%, respectively, of the port terminal’s revenue. In 2008, the three largest customers of the port terminal were also Agrograin, Cargill and Uruagri, which accounted for 36.6%, 14.1%, and 4.3% of the port terminal’s revenue, respectively.

Tanker Vessel Operations
          Navios Acquisition provides seaborne shipping services under charters with customers that Navios Acquisition believes are creditworthy. Currently, Navios Acquisition’s major customers are: Jacob Tank Chartering GMBH & CO. KG, SK Shipping Company Ltd, Dalian Ocean Shipping Co, Formosa Petrochemical Corporation, Blue Light Chartering Inc and Navig8 Chemicals Shipping and Trading Co. For the year ended December 31, 2010, five customers accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9% of the Navios Acquisition’s revenue. There were no customers in the corresponding 2009 period as the company was in the development stage.
Oil Company Tanker Vetting Process
          Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE and the Tanker Management & Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:
• terminal use, which clears a vessel to call at one of the oil major’s terminals;
• voyage charter, which clears the vessel for a single voyage; and
• period charter, which clears the vessel for use for an extended period of time.
          The depth and complexity of each of these levels of assessment varies. Each of charter agreements for our vessels requires that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that our vessels and their technical managers be vetted and approved to transport crude oil by multiple oil majors. The technical manager is responsible for obtaining and maintaining the vetting approvals required to operate our vessels. The current technical manager of the VLCC vessels, an affiliate of the seller of such vessels, is a technical ship management company that has provided technical management to the acquired VLCC vessels prior to the consummation of the VLCC Acquisition, and such technical manager has been vetted and approved. This technical manager will continue to provide such services for an interim period after which the technical management of our fleet is expected to be provided solely by the Manager.
Competition
     The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,600 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 8,000 vessels, aggregating approximately 535 million dwt as of December 31, 2010. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 20 and 100 vessels. There are still five owners with 100 or more ships. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.
     It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.
Navios Acquisition
          The market for international seaborne crude oil transportation services is fragmented and highly competitive. Seaborne crude oil transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Due in part to the fragmented tanker market, competitors with greater resources could enter the tanker market and operate larger fleets through acquisitions or consolidations and may be willing or able to accept lower prices than us, which could result in our achieving lower revenues from our vessels.

Navios Logistics
          Navios Logistics is one of the largest logistics providers in the Hidrovia region. Navios Logistics believes its ownership of river ports, including its port terminal in Uruguay that provides access to the ocean, allows it to offer a logistics solution superior to its competitors that also operate barges and pushboats. Navios Logistics also competes based on reliability, efficiency and price.
          With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios Logistics’, but most are proprietary, not independent, service providers, and they are focused on servicing their own cargo. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur in Neuva Palmira, neither of which has storage, and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of its port.
          Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which our vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of its customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas.
Intellectual Property
          We consider NAVIOS to be our proprietary trademark, service mark and trade name. We hold several U.S. trademark registrations for our proprietary logos and the domain name registration for our website.
Governmental and Other Regulations
          Sources of applicable rules and standards: Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe.
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
          Heightened levels of environmental and quality concerns among insurance underwriters, regulators, and charterers continue to lead to greater inspection and safety requirements on all vessels and may accelerate the scrapping of older vessels throughout the industry. Increasing environmental concerns have created a demand for vessels that conform to stricter environmental standards. Vessel owners are required to maintain operating standards for all vessels that will emphasize operational safety, quality maintenance, continuous training of officers and crews and compliance with U.S. and international regulations. The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.
          International environmental regulations: The International Maritime Organization, or IMO, has negotiated a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.
          Ship safety regulation: In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974, as amended, or SOLAS, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.
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
          Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, Navios ShipManagement voluntarily implements and maintains certifications pursuant to the International Organization for Standardization, or ISO, for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).
          International regulations to prevent pollution from ships: In the second main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships, or MARPOL, which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).
          These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.
          For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the current cap of 4.5%), effective from January 1, 2010, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2010; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.
          The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea, the North Sea including the English Channel, and the coasts of North America, and a US Caribbean ECA is expected to be adopted in 2011. For the currently-designated ECAs, much lower sulphur limits on fuel oil content are being phased in (1% in July 2010 for the Baltic and North Sea ECAs and beginning in 2012 for the North American ECA; and 0.1% in these ECAs beginning in 2015), as well as nitrogen oxide after treatment requirements that will become applicable in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.
          International ballast water requirements: In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations require a ballast water management plan and a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the Convention for it to take force. However, as of February 28, 2011, the Convention has been ratified by 27 states, and its entry into force with attendant compliance costs may therefore be anticipated in the foreseeable future.
          European environmental regulations: European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards.
          In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.
          Greenhouse gas emissions: In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol but are under consideration by the International Maritime Organization (IMO). The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission is expected if no global regime for reduction of seaborne emissions has been agreed by the end of 2011. In the United States, the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.
          International laws governing civil liability for pollution: Several international conventions impose and limit pollution liability relating to both our drybulk vessels, and the tanker vessels held by our subsidiary, Navios Logistics. The U.S. however, is not a party to these liability conventions and is instead subject to the oil liability provisions of OPA (Oil Pollution Act) discussed below.
          An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC), is subject under that convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast. CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws are particularly stringent.
          When a tanker is carrying clean oil products which do not constitute “persistent oil” covered under the CLC, liability for any pollution damage will generally fall outside the Convention and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the Convention.
          Vessels not covered by the CLC, including drybulk tankers, are subject to the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention. The Bunker Convention was adopted by the IMO in 2001 and imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention, discussed below. The Bunker Convention entered into force on November 21, 2008, and in early 2011 it was in effect in 58 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.
          The most widely applicable international regime limiting maritime pollution liability is the 1976 Convention mentioned above. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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
          U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.
          Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. Prior to this amendment, these provisions of OPA applied only to vessels that carry oil in bulk as cargo. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA had historically limited liability of responsible parties to the greater of $600 per gross ton or $0.5 million per containership that is over 300 gross tons (subject to periodic adjustment for inflation). 2006 amendments to OPA and subsequent Coast Guard adjustments in 2009 have increased the liability limits for responsible parties for any vessel other than a tank vessel to $1,000 per gross ton or $0.85 million, whichever is greater. For tank vessels, the liability limit depends on the size and construction of the vessel, and can be up to $3,200 per gross ton or $23.5 million, whichever is greater.
          These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills.
          In addition, the Comprehensive Environmental Response, Compensation, and Liability Act, or CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue. For vessels carrying hazardous substances as cargo or residue, the limit of liability is $300 per gross ton or $5.0 million, whichever is greater. Under both these provisions liability is unlimited if the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations.
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
          OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $900 per gross ton, which includes OPA limitation on liability of $600 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. Effective in 2009, he U.S. Coast Guard financial responsibility regulations increased the required amount of such Certificates of Financial Responsibility to $1,250 per gross ton. We believe our insurance coverage as described above meets the requirements of OPA.
          In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. House of Representatives passed a bill that would have amended OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. The U.S. Senate considered, but did not pass, similar legislation. In the 112th Congress, further proposals for oil spill response legislation maybe introduced. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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
          The U.S. Clean Water Act, or the CWA prohibits the discharge of pollutants such as oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System, or NPDES. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, in response to a federal court order invalidating the exemption in EPA’s regulations, since February 6, 2009, the EPA has regulated the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA. The VGP imposes mandatory ballast water management practices in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) Currently the EPA and the U.S. Coast Guard are studying the technical feasibility of strengthened requirements for ballast water management that could be incorporated as further conditions of the VGP or other new rulemaking. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.
          As one of the conditions of the VGP, permittees must comply with all U.S. Coast Guard mandatory ballast water requirements. U.S. Coast Guard regulates ballast water under the National Invasive Species Act of 1996 (NISA) and has recently submitted a proposed rule that, if finalized as proposed, will implement more stringent ballast water requirements in two phases. Phase one will become effective in January 2012 and reflects the mandatory concentration limits of the IMO’s BMW Convention discussed above under “International Ballast Water Requirements.” Phase two becomes effective in January 2016 and could establish a standard that is 1,000 times more stringent than the phase one standard. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.
          The U.S. Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3 “marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provisions of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which take effect in 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.
          Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. In October 2010, the U.S. Coast Guard proposed a rule that would make its VCS requirements more compatible with new EPA and State regulations, reflect changes in VCS technology, and codify existing U.S. Coast Guard guidelines. It appears unlikely that the updated U.S. Coast Guard rule when finalized will impose a material increase in costs. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.
          Security Regulations: Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Marine Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:
•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.
          The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The vessels in our initial fleet have on board valid International Ship Security Certificates and, therefore, are exempt from obtaining U.S. Coast Guard approved MTSA security plans.
          Inspection by Classification Societies: Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.
          The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed as follows:
•	Annual Surveys: For seagoing ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•	Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•	Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey. Substantial amounts of money may have to be spent for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a ship owner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.
Risk of Loss and Liability Insurance
          General: The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. The OPA, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the United States exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates.

          Hull and Machinery and War Risk Insurances: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax, $0.2 million per Capesize and $0.08 million per Ultra Handymax vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.
          Protection and Indemnity Insurance: Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which covers third-party liabilities in connection with its shipping activities. This includes thirdparty liability and other related expenses for injury or death of crew, passengers and other third parties, loss of or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations, or “clubs.” Subject to the “capping” discussed below, for pollution, our coverage is $5.4 billion per incident except for pollution where our current protection and indemnity insurance coverage for each owned vessel is $1.0 billion per vessel per incident. The 13 P&I Associations that comprise the International Group insure approximately 90% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. As a member of a P&I Association, which is a member of the International Group, we are subject to calls payable to the associations based on our claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group.
          Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas Navios Holdings purchases war loss of hire insurance for cover up to 270 days of detention/loss of time.
          Credit Risk Insurance: Our charter-out contracts have been insured through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance).
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
Legal Proceedings
          Navios Holdings is not involved in any legal proceedings that it believes will have a significant effect on its business, financial position, results of operations and liquidity.
          On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty was estimated to be approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding cannot be presently estimated, based on management’s current expectations and assumptions, we provided for $5.4 million in our 2006 financial statements, $0.5 million additional provision in our 2008 financial statements and $0.3 million in our 2009 financial statements. As of December 31, 2010, an amount of $1.4 million had been recovered. No further information has developed since then which would change our expectations and assumptions either to increase or decrease the provision. However, we do not believe that this will have a material impact on our liquidity, or on our ability to make payments of principal and interest or otherwise service our debt.
          In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Holdings has reviewed the matter in concert with the credit default insurers, as five vessels of its core fleet are chartered out to KLC. The contracts for these vessels have been temporarily suspended and the vessels have been rechartered to third paties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charters or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings. The disposition of these claims will be determined by the Korean Court at a future date.
          From time to time, Navios Holdings may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as those that arise from a collision, other marine casualty, damage to cargoes, oil pollution, death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.
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
          Navios Logistics crews its fleet with Argentinean, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.
          With respect to shore-side employees, Navios Holdings and its subsidiaries employ 109 employees in its Piraeus, Greece office, 15 employees in its New York, New York office and 11 employees in its Antwerp, Belgium office. Navios Logistics employs 38 employees in its Asuncion, Paraguay offics, with 89 employees at the port facility in San Antonio, Paraguay, 124 employees in the Buenos Aires, Argentina office, eight employees in its Montevideo, Uruguay office, with an additional 116 employees at the port facility in Nueva Palmira, Uruguay, and nine employees at Hidronave S.A.’s Corumba, Brazil office.
Facilities
          Navios Holdings and its affiliates currently lease the following properties:
•	Navios ShipManagement Inc. and Navios Corporation lease approximately 2,034.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease that expires in 2017.

•	On July 1, 2010, Kleimar N.V. entered into a contract for the lease of approximately 632 square meters for its offices, pursuant to a lease that expires in 2019.

•	Navios ShipManagement Inc. leases approximately 1,376.5 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement that expires in 2019. On October 29, 2010, the existing lease agreement for its offices in Piraeus was amended to reduce the amount of space leased and since November 2010, the Company leases 253.75 less square meters.

•	Navios Corporation leases approximately 11,923 square feet of space at 825 Third Avenue, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets the 34th floor in the building know as and located at 825 3rd Avenue, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed on October 29, 2010 and expires in 2019.
Navios Logistics and its subsidiaries currently lease the following premises:
•	CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on September 27, 1956 approved a lease agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended in many occasions—incorporating new plots of land—until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at our request. CNSA pays an annual fee of $191,130, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped. CNSA has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if CNSA breaches the terms of the agreement, or labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement.

•	CNSA leases approximately 205 square meters of space at Paraguay 2111, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Ponte Rio S.A. leases approximately 61 square meters at 107-108, Building 8 at the Zonamerica free trade zone in Montevideo, Uruguay pursuant to a lease agreement that expires in July 2012.

•	Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile — Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in November 2012.

•	Mercopar S.A. leases approximately 220 square meters of space at Ygatimy 459 casi 14 de Mayo, Asuncion, Paraguay, pursuant to a lease that expires in July 2011.

•	Compania Naviera Horamar S.A. leases approximately 450 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2011.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2012.

•	Hidronave S.A. leases approximately 650 square meters next to the river Paraguay at Lodario, Barrio Ponto, Mato Grosso 801,Brazil, pursuant to a lease agreement that expires in April 2012.

•	Mercofluvial S.A. leases approximately 91 square meters of space at Ayolas 451 Casi Estrella, Asuncion, Paraguay, pursuant to a lease that will expire in January 2012.
          CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.
          Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupé, San Antonio, Paraguay.
          Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively.
          Compania Naviera Horamar S.A. owns the premises from which it operates in Buenos Aires, Argentina. This space is approximately 1,208 square meters and is located in 846 Avenida Santa Fe, Ciudad Autonoma.
          Petrovia Internacional S.A. owns two plots of land in Nueva Palmira, Uruguay, of approximately 29 acres each.
C. Organizational structure
          Navios Holdings maintains offices in Piraeus, Greece, New York, New York and Antwerp, Belgium. Navios Holdings’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly owned subsidiaries, while the operation and technical management of Navios Holdings’ owned vessels are conducted through wholly owned subsidiaries of Navios Maritime Holdings Inc. Navios Logistics maintains offices in Buenos Aires, Argentina, Asuncion, Paraguay, Montevideo, Uruguay and Corumba, Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and push boats through its wholly owned subsidiaries. Navios Logistics also owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrolera San Antonio S.A.
          All of Navios Holdings’ subsidiaries are wholly owned, except for Navios Logistics and its subsidiaries, Navios Acquisition and its subsidiaries and Acropolis Chartering & Shipping Inc. (“Acropolis”). As of December 31, 2010, Navios Holdings owned: (a) 63.8% of Navios Logistics following the acquisition of Horamar, the partial sale of CNSA in January 2008 and the release of the remaining shares that were held in escrow; and (b) 53.7% of Navios Acquisition common stock following the de-“SPAC”-ing, the completion of its Warrant Exercise Program and the closing of its offering of 6,500,000 shares of common stock at $5.50 per share. Acropolis is a charter broker that acts on behalf of Navios Holdings and third parties and of which Navios Holdings owns 50% of the outstanding equity. The chart below sets forth Navios Holdings’ corporate structure as of December 31, 2010 (all corporations are domiciled in the Republic of the Marshall Islands except for Acropolis, Shikhar Ventures S.A., Faith Marine Ltd. and Sizzling Ventures Inc., which are Liberian corporations, Hestia Shipping Ltd. and Nav Holdings Limited, which are Maltese corporations, Kleimar, which is a Belgian corporation, Bulkinvest S.A., which is a Luxembourg corporation, White Narcissus Marine S.A., which is a Panamanian corporation, Navios Maritime Finance (US) Inc., which is a Delaware corporation, Navios Logistics’ subsidiaries, which are incorporated in Uruguay, Argentina, Paraguay, Brazil, Marshall Islands and Panama) and Navios Acquisition’s subsidiaries, which are incorporated in Cayman Islands, Hong Kong, British Virgin ls., Marshall Islands and Delaware.:
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar N.V.	Operating company/Vessel Owning Company	100%	Belgium	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar Ltd.	Operating company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Bulkinvest S.A.	Operating company	100%	Luxembourg	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	10/15 – 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/22 – 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	3/23 – 12/31	—	—
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	3/24 – 12/31	—	—
Navios Maritime Acquisition Corporation	Sub-Holding company	100%	Marshall Is.	—	—	3/14 – 6/30

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	10/15 – 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Vessel Owning Company	100%	Marshall Is.	—	—	1/21 – 6/30
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	6/11 – 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	6/11 – 12/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 — 1/7	1/1 – 12/31	1/1 – 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	6/19 – 12/31
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 6/10	3/6 – 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	3/18 – 5/27	—	—
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Andros Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Kos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Syros Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	3/18 – 5/27	—	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	3/18 – 5/27	—	—
Thera Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Crete Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Rhodes Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Tinos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Portorosa Marine Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 3/17	1/1 – 12/31	1/1 – 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/8 – 12/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	1/1 — 5/19	1/1 – 12/31	8/8 – 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/29 – 12/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aramis Navigation (2)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	12/14 – 12/31	—
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 11/14	6/11 – 12/31	—
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	6/11 – 12/31	—
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	6/11 – 12/31	—
Customized Development S.A.	Vessel Owning Company	100%	Liberia	1/1 – 11/14	6/22 – 12/31	—
Highbird Management Inc.	Vessel Owning Companyl	100%	Marshall Is.	1/1 – 12/31	7/14 – 12/31	—
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	6/22 – 12/31	—
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	7/14 – 12/31	—
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	2/16 – 12/31	—	—
Faith Marine Ltd. (2)	Vessel Owning Company	100%	Liberia	5/19 – 12/31	—	—
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 – 12/31	10/20 – 12/31	—

Navios Maritime Acquisition Corporation and Subsidiaries:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Andros Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Kos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Syros Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	5/28 – 12/31	—	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	5/28 – 12/31	—	—
Thera Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Kieran Limited (1)	Vessel Owning Company	53.7%	British Virgin Is.	9/10 – 12/31	—	—
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	9/10 – 12/31	—	—
Crete Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Rhodes Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Tinos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Folegandros Shipping Corporation(1)	Vessel Owning Company	53.7%	Marshall Is.	10/26 – 12/31	—	—
Navios Acquisition Finance (US) Inc.	Operating Company	53.7%	Delaware	10/05 – 12/31	—	—
Serifos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	10/26 – 12/31	—	—

Navios South American Logistics and Subsidiaries:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Compania Naviera Horamar S.A.	Vessel Operating Company/Management Company	63.8%	Argentina	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Compania de Transporte Fluvial Int S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Thalassa Energy S.A.	Barge Owning Company	39.9%	Argentina	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
HS Tankers Inc.	Vessel Owning Company	32.5%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
HS Navigation Inc.	Vessel Owning Company	32.5%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
HS Shipping Ltd Inc.	Vessel Owning Company	39.9%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
HS South Inc.	Vessel Owning Company	39.9%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercopar Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 – 12/9	1/1 – 12/31
Nagusa Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 – 12/9	1/1 – 12/31
Hidrovia OSR Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 – 12/9	1/1 – 12/31
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/Vessel Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrovia S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 – 1/20	1/1 – 12/31
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrolera San Antonio S.A. (PETROSAN)	Port Facility Operating Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Flota Mercante Paraguaya S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 – 2/13	1/1 – 12/31
Compania de Transporte Fluvial S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 – 2/13	1/1 – 12/31
Hidrogas S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 – 1/20	1/1 – 12/31
Stability Oceanways S.A.	Operating Barge and Pushboat Owning Company	63.8%	Panama	1/1 – 12/31	1/1 – 12/31	4/16 – 12/31
Hidronave S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 – 12/31	1/11 – 12/31	—
Navarra Shipping Corporation	Tanker Owning Company	63.8%	Marshall Is.	4/1 – 12/31	—	—
Pelayo Shipping Corporation	Tanker Owning Company	63.8%	Marshall Is.	4/1 – 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel.

(2)	Each company has the rights over a shipbuilding contract of a dry cargo vessel.

(3)	These companies were sold on December 10, 2009 to independent third parties.

(4)	During 2009, these companies were merged into other Paraguayan shipping companies within the Navios Logistics group.

Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Navios Maritime Partners L.P. (*)	Sub-Holding Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Operating L.L.C. (*)	Operating Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Libra Shipping Enterprises Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshal Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Prosperity Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Fantastiks Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aldebaran Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/1 – 12/31
Sagittarius Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	6/10 – 12/31	—
Palermo Shipping S.A. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	10/29 –12/31	—
Customized Development S.A. (*)	Vessel Owning Company	18.76%	Liberia	11/15 – 12/31	—	—
Pandora Marine Inc. (*)	Vessel Owning Company	18.76%	Marshall Is.	11/15 – 12/31	—	—
Hyperion Enterprises Inc. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/8 — 12/31	—	—
Chilali Corp. (*)	Vessel Owning Company	18.76%	Marshall Is.	3/18 — 12/31	—	—
JTC Shipping Trading Ltd. (*)	Operating Company	18.76%	Malta	3/18 — 12/31	—	—
Surf Maritime Co. (*)	Vessel Owning Company	18.76%	Marshall Is.	5/20 — 12/31	—	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	1/1 — 5/27	1/1 – 12/31	7/1 – 12/31

(*)	Percentage does not include the ownership of 3,131,415, 1,174,219 and 788,370 common units received in relation to the sale of the Navios Hope, the Navios Aurora II and both the Navios Fulvia and the Navios Melodia, respectively, to Navios Partners since these are considered available-for-sale securities.
D. Property, plants and equipment
          Our only material property is the owned vessels, tanker vessels, barges and push boats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.
Item 4A. Unresolved Staff Comments
          None.
Item 5. Operating and Financial Review and Prospects
          The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2010, 2009 and 2008. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for the years mentioned above which are included in this document.
          This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are those discussed under “Risk Factors” and “Forward-Looking Statement.”
Overview
          Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet, Navios Acquisitions’ fleet and Navios Partners’ fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of technical management of the owned fleet, Navios Partners’ and Navios Acquisitions’ fleet including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.
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
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners. Navios Partners is an affiliate and not consolidated under Navios Holdings.
Navios Logistics
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (i) $112.2 million in cash; and (ii) the authorized capital stock of its wholly owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar in exchange for: (i) $112.2 million in cash, of which $5.0 million was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were held in escrow pending attainment of certain EBITDA targets. In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of November 2008) of Navios Logistics.
          On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Navios Holdings currently owns 63.8% of Navios Logistics.
          Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through our port terminal, river barge and coastal cabotage operations. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers, to serve the needs of a number of rapidly growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.
          Navios Logistics is focused on two key transportation markets in South America: the Hidrovia region river system and cabotage trades along the eastern coast of South America. The Hidrovia represents an economically dynamic system of ports, terminals and waterways that flow through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay) and facilitate trade in this fertile and resource-rich region while providing access to the Atlantic Ocean and the global export market.
Navios Acquisition
          On July 1, 2008, the Company completed the IPO, of its subsidiary, Navios Acquisition, a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers plus options to purchase them) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be from existing cash and the $329.0 million balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings which amounted to $76.5 million.
          Navios Holdings has purchased 6,337,551 shares of Navios Acquisition’s common stock for $63.2 million in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares upon de-“SPAC”-ing.

As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards.
          Upon obtaining control of Navios Acquisition, the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17.7 million recorded in the statements of income under “Gain on change in control” and a gain of $5.9 million recorded in the statement of income under “Gain on derivatives”, respectively. Noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60.5 million. Goodwill amounting to $13.1 million was recognized representing the residual of Navios Holdings’ investment amounting to $95.2 million, the recognition of noncontrolling interest of $60.5 million less the fair value of Navios Acquisition’s net assets amounting to $142.6 million on May 28, 2010.
          Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.
          Common stock: On November 19, 2010, Navios Acquisition completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35.8 million. The net proceeds of the offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million were approximately $34.0 million.
          Warrant Exercise Program: On September 2, 2010, Navios Acquisition completed its warrant exercise program (the “Warrant Program”). Under the Warrant Program, holders of its publicly traded awards (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Under the Warrant Program, 19,262,006 Public Warrants (76.13% of the Public Warrants then-outstanding) were exercised, of which 19,246,056 Public Warrants were exercised cashlessly and 15,950 Public Warrants were exercised by payment of the $5.65 cash exercise price. As a result of the successful completion of the Warrant Program, Navios Holdings and Angeliki Frangou exercised 13,835,000 warrants that had been issued privately to them and other insiders (“Private Warrants”). Following these transactions (a) $78.3 million of gross cash proceeds were raised from the exercise of the Public Warrants and Private Warrants, and (b) 18,412,053 new shares of common stock were issued.
Charter Policy and Industry Outlook
          Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e. vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) during 2008, 2009 and 2010 for various periods ranging between one to 12 years to various shipping industry counterparties, considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aimed to lock in, subject to credit and operating risks, favorable forward cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charter or COAs and FFAs.
          In 2008 and so far through 2010, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the drybulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings’ fleet been operated purely on short-term and/or spot employment. In 2010, this chartering policy had the effect of generating TCE which were higher than spot employment.
          The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charter or COAs) was $10,099 per day for the year ended December 31, 2010. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.
          Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, would have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the current decline in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are in the money. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.
          Navios Holdings currently owns 63.8% of Navios Logistics. Navios Logistics owns and operates vessels, barges and push boats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to South American: (i) grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Paraguayan market. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.
          As of December 31, 2010, Navios Holdings owned 53.7% of Navios Acquisition. Navios Holdings exchanged 7.7 million shares of Navios Acquisition’s common stock it held for non-voting preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings’ interest in Navios Acquisition decreased to 45%. Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services. Navios Acquisition strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. Navios Acquisition believes that the Navios brand will allow is to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.
Fleet Development
          The following is the current “core fleet” employment profile (excluding Navios Logistics and Navios Acquisition), including the newbuilds to be delivered. The current “core fleet” consists of 57 vessels totaling 6.0 million deadweight tons. The employment profile of the fleet as of March 31, 2010 is reflected in the tables below. The 44 vessels in current operation aggregate approximately 4.8 million deadweight tons and have an average age of 4.7 years. Navios Holdings has currently fixed 89.1%, 58.6% and 40.2% of its 2011, 2012 and 2013 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $312.8 million, $238.1 million and $191.0 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill COAs) is $27,707, $30,595 and $34,169 for 2011, 2012 and 2013, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels, which are utilized to fulfill COAs) for 2011 is $10,765.
Owned Vessels

				Charter-out		Profit	Expiration
Vessels	Type	Built	DWT	Rate (1)		Share (5)	Date (2)
Navios Ionian	Ultra Handymax	2000	52,067	13,775		No	04/09/2011
				13,685		No	09/24/2012
Navios Celestial	Ultra Handymax	2009	58,063	17,550		No	01/24/2012
Navios Vector	Ultra Handymax	2002	50,296	14,725		No	12/27/2011
Navios Horizon	Ultra Handymax	2001	50,346	36,100		No	08/31/2011
Navios Herakles	Ultra Handymax	2001	52,061	16,150		No	07/02/2011
Navios Achilles	Ultra Handymax	2001	52,063	25,521	(6)	—	11/17/2013
Navios Meridian	Ultra Handymax	2002	50,316	14,250		No	03/17/2012
Navios Mercator	Ultra Handymax	2002	53,553	21,660	(6)	—	08/01/2011
				29,783	(6)	—	01/12/2015
Navios Arc	Ultra Handymax	2003	53,514	10,450		No	05/10/2011
Navios Hios	Ultra Handymax	2003	55,180	19,475		No	05/25/2011
Navios Kypros	Ultra Handymax	2003	55,222	20,778		50%/$19,000	01/28/2014
Navios Ulysses	Ultra Handymax	2007	55,728	31,281		No	10/12/2013
Navios Vega	Ultra Handymax	2009	58,792	14,725		No	05/21/2011
				15,631		No	05/26/2013
Navios Astra (7)	Ultra Handymax	2006	53,468	15,533		No	12/11/2011
Navios Magellan	Panamax	2000	74,333	22,800		No	03/26/2012
Navios Star	Panamax	2002	76,662	16,958		No	11/27/2012
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Orbiter	Panamax	2004	76,602	38,052		—	04/01/2014
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	52,345	(6)	No	07/24/2014
Navios Lumen	Capesize	2009	180,661	19,500	(8)	Yes	08/14/2011
				29,250	(8)	Yes	02/14/2012
				39,830	(8)	Yes	12/10/2012
				43,193	(8)	Yes	12/10/2013
				42,690	(8)	Yes	12/10/2016
				39,305	(8)	Yes	12/10/2017
Navios Stellar	Capesize	2009	169,001	35,874	(10)	No	12/22/2016
Navios Phoenix	Capesize	2009	180,242	27,075	(9)	No	12/10/2011
Navios Antares	Capesize	2010	169,059	36,100	(10)	Yes	01/19/2015
				45,125	(10)	Yes	01/19/2018

				Charter-out		Profit	Expiration
Vessels	Type	Built	DWT	Rate (1)		Share (5)	Date (2)
Navios Buena Ventura	Capesize	2010	179,132	29,356		50%/38,500	10/28/2020
Navios Luz	Capesize	2010	179,144	29,356		50%/38,500	11/16/2020
Navios Etoile	Capesize	2010	179,234	29,356		50%/38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	27,888	(6)	—	12/17/2013
				25,025	(6)	—	12/16/2022
Navios Altamira	Capesize	2011	179,165	24,674		No	01/27/2021
Navios Azimuth	Capesize	2011	179,169	21,945	(11)	No	06/06/2013
				26,469	(11)	No	02/13/2023
Long-term Chartered-in Vessels

				Purchase	Charter-out	Expiration
Vessels	Type	Built	DWT	Option (3)	Rate (1)	Date (2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes	22,138	05/28/2011
Navios Armonia	Ultra Handymax	2008	55,100	No	15,200	05/13/2011
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	19,000	11/22/2012
Navios Altair	Panamax	2006	83,001	No	19,238	11/23/2011
Navios Esperanza	Panamax	2007	75,200	No	14,513	02/19/2013
Torm Antwerp	Panamax	2008	75,250	No		—
Golden Heiwa	Panamax	2007	76,662	No		—
Beaufiks	Capesize	2004	180,181	Yes		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta	Capesize	2009	170,500	No		—
Formosabulk Brave	Capesize	2001	170,000	No		—
Phoenix Beauty	Capesize	2010	169,150	No		—
King Ore	Capesize	2010	176,800	No		—
Vessels to be Delivered
Long-term Chartered-in

		Delivery	Purchase
Vessels	Type	Date	Option		DWT
Navios Serenity	Handysize	04/2011	Yes	(4)	34,718
Navios TBN	Handysize	09/2012	Yes	(4)	34,718
Navios Koyo	Capesize	12/2011	Yes		181,000
Kleimar TBN	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios TBN	Ultra Handymax	02/2012	Yes	(4)	61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios Marco Polo	Panamax	09/2011	Yes		80,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	07/2013	Yes	(4)	80,500
Navios TBN	Panamax	09/2013	Yes	(4)	80,500
Navios TBN	Panamax	11/2013	Yes	(4)	80,500

(1)	Daily rate net of commissions.

(2)	Expected Redelivery basis midpoint of full redelivery period.

(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.

(4)	Navios Holdings holds the initial 50% purchase option on each vessel.

(5)	Profit share based on applicable Baltic TC Average exceeding $/day rates listed.

(6)	Amount represents daily net rate of insurance proceeds following the default of the original charter. The contracts for these vessels have been temporarily suspended and the vessels have been rechartered to third paties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charters or the applicable deductibles for any idle periods.

(7)	Navios Holdings exercised its option in the third quarter of 2010 to purchase the Navios Astra for $21.0 million. The Navios Astra was delivered to Navios Holdings on February 21, 2011.

(8)	Year eight optional (option to Navios Holdings) included in the exhibit above. Profit sharing is 100% to Navios Holdings until the net daily rate of $44,850 and 50%/50% thereafter.

(9)	Subject to COA of $45,500 for the remaining period until the first quarter of 2015.

(10)	Amount represents daily net rate of insurance proceeds following the default of the original charterer. These vessels have been re-chartered to third parties for variable charter periods. Obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under these contracts or the applicable deductibles for any idle periods.

(11)	Amount includes daily net rate of insurance proceeds following the default of the original charter. The contract for this vessel has been temporarily suspended and the vessel has been rechartered to third paty. Upon completion of the suspension period, the contract with the original charterer will resume at amended terms. The obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charters or the applicable deductibles for any idle periods.
Recent Developments
Completion of Newbuilding Program: Delivery of Five Capesize Vessels
          On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a 2011-built, 179,169 dwt Capesize vessel, from a South Korean shipyard for a purchase price of approximately $54.2 million, of which $12.5 million was paid in cash, $40.0 million was financed through a loan, and the balance was funded through the issuance of 300 shares of preferred stock which have a nominal value of $3.0 million and a fair value of $1.7 million.
          On January 28, 2011, Navios Holdings took delivery of the Capesize vessel Navios Altamira, a 2011-built of 179,165 dwt from a South Korean shipyard for a purchase price of approximately $54.0 million, of which $14.0 million was paid in cash and the remaining was funded through a loan.
          On December 17, 2010, the Navios Bonheur, a new, 179,259 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet, for an acquisition price $68.9 million, of which $0.6 million was paid in cash, $56.8 million financed through a loan and the balance was funded through the issuance of 2,500 shares of preferred stock that have a nominal value of $25.0 million and a fair value of $11.4 million.
          On December 3, 2010, the Navios Etoile, a new, 179,234 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s purchase price was $66.2 million, of which $22.8 million was paid in cash, $37.5 million financed through a loan and the balance was funded through the issuance of 258 shares of preferred stock in 2009 that have a nominal value of $2.6 million and a fair value of $1.2 million and through the issuance of 980 shares of preferred stock in 2010 that have a nominal value of $9.8 million and a fair value of $4.7 million.
          On November 17, 2010, the Navios Luz, a new, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s purchase price was $54.5 million, of which $0.6 million was paid in cash, $37.5 million financed through a loan and the balance was funded through the issuance of 2,571 shares of preferred stock in 2009 that have a nominal value of $25.7 million and a fair value of $11.7 million and through the issuance of 980 shares of preferred stock in 2010 that have a nominal value of $9.8 million and a fair value of $4.7 million.
Exercise of Navios Astra purchase option
          On February 21, 2011, Navios Holdings took delivery of the charter-in vessel Navios Astra, a 53,468 dwt 2006-built Ultra Handymax. In November 2010, Navios Holdings agreed to exercise its option to purchase the Navios Astra for $21.0 million.
Buyback of $131.3 million 2% Preferred Stock
          On December 27, 2010, Navios repurchased $131.3 million (or 13,132 shares) of certain 2% Preferred Stock previously issued in connection with the acquisition of Capesize vessels for a cash consideration of $49.2 million, reflecting a 62.5% discount to the face amount (or nominal value).
Deconsolidation of Navios Acquisition from Navios Holdings
          Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings’ interest in Navios Acquisition decreased to 45%.

$350.0 million 8 1/8% Senior Notes Due 2019
          On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8 1/8% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes are guaranteed by all of the subsidiaries that provide a guarantee of Navios Holdings’ existing 8 7/8% First Priority Ship Mortgage notes due 2017 (the “2017 Notes”).
          The net proceeds from the sale of the 2019 Notes were used to redeem (the “Tender Offer”) any and all of Navios Holdings’ outstanding 9 1/2% Senior Notes due 2014 (“2014 Notes”), pay related transaction fees and expenses and for general corporate purposes. The Tender Offer expired on February 11, 2011 with $25.0 million in aggregate principal amount of 2014 Notes remaining outstanding.
          Navios Holdings redeemed for cash, on February 28, 2011, all 2014 Notes that remained outstanding after completion of the Tender Offer, at a redemption price of $1,047.50 per $1,000 principal amount of 2014 Notes, plus accrued and unpaid interest to, but not including that date.
Dividend Policy
          On February 18, 2011, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2010 of $0.06 per share of common stock. This dividend is payable on April 12, 2011 to stockholders of record on March 22, 2011. The declaration and payment of any further dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit agreements.
Changes in Capital Structure
          Issuance of Common Stock: During the year ended December 31, 2010, 30,333 restricted shares of common stock were issued to Navios Holdings’ employees following the vesting of restricted stock units. In addition, during 2010, 3,550 shares of restricted common stock were forfeited upon termination of employment and 5,103 were surrendered. On June 2, 2010, on July 1, 2010 and on September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share. In addition, on December 16, 2010, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued an additional 537,310 restricted shares of common stock to its employees, which vest over three years.
          Issuance of Preferred Stock: Navios Holdings issued 1,780 shares of preferred stock at $10,000 nominal value per share to partially finance the acquisition of the Navios Antares on January 20, 2010. On January 27, 2010, Navios Holdings issued an additional 300 shares of preferred stock at $10,000 nominal value per share to partially finance the construction of Navios Azimuth. On July 31, 2010 and August 31, 2010, Navios Holdings issued 2,500 and 1,870 shares, respectively, of preferred stock at $10,000 nominal value per share to partially finance the acquisition of the Navios Melodia and the Navios Fulvia, respectively. On October 29, 2010 and November 17, 2010, Navios Holdings issued 2,500 shares of preferred stock and 980 shares of preferred stock, respectively, at $10,000 nominal value per share to partially finance the construction of the Navios Buena Ventura and the Navios Luz. On December 3, 2010 and December 17, 2010, Navios Holdings issued 980 shares of preferred stock and 2,500 shares of preferred stock, respectively, at $10,000 nominal value per share to partially finance the construction of the Navios Etoile and the Navios Bonheur.
          On December 27, 2010, Navios repurchased $131.3 million (or 13,132 shares) of certain 2% Preferred Stock previously issued in connection with the acquisition of Capesize vessels for a cash consideration of $49.2 million, reflecting a 62.5% discount to the face amount (or nominal value).
          Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. There were no shares repurchased during fiscal 2010 and for the year ended December 31, 2009, 331,900 shares were repurchased under this program, for a total consideration $0.7 million. Since the initiation of the program, 907,480 shares have been repurchased for a total consideration of $1.7 million.
          Following the issuances, buyback and cancellations of the shares, described above, Navios Holdings had, as of December 31, 2010, 101,563,766 shares of common stock and 8,479 shares of preferred stock outstanding.
Navios Acquisition
Delivery of the chemical tanker Nave Polaris
          On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 2011-built, 25,145 dwt chemical tanker from a South Korean shipyard into its owned fleet. The vessel is chartered-out for six months at a net rate of $10,238 per day for the first three months and at a net rate of $11,213 per day for the remaining three months.
Credit Facility
          On December 6, 2010, Navios Acquisition entered into a loan agreement with EFG Eurobank Ergasias S.A. of up to $52.0 million (divided into two $26.0 million tranches) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.4 million each with a final balloon payment of approximately $15.0 million, to be repaid on the last repayment date. The facility bears interest at a rate of LIBOR plus 300 basis points and requires compliance with certain financial covenants.
$400.0 million 8 5/8% First Priority Ship Mortgage Notes Due 2017
          On October 21, 2010, Navios Acquisition completed the sale of $400.0 million of 8 5/8% First Priority Ship Mortgage notes due 2017 (the “2017 Acquisition Notes”). The 2017 Acquisition Notes are secured by first priority ship mortgages on six very large crude carrier vessels, aggregating approximately 1.8 million dwt, owned by certain subsidiary guarantors. The 2017 Acquisition Notes are guaranteed by each of Navios Acquisition’s direct and indirect subsidiaries.
          The net proceeds of the sale of the 2017 Acquisition Notes, totalling $388.9 million, were used to repay borrowings under certain of Navios Acquisition’s existing credit facilities.
Dividend policy
          On November 8, 2010, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. The dividend was paid on January 12, 2011 to stockholders of record as of December 8, 2010. Dividend payable to third parties amounting to $1.1 million is recorded on the consolidated balance sheets as a current liability.
          On February 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend in respect of the fourth quarter of 2010 of $0.05 per share of common stock is payable on April 5, 2011 to stockholders of record as of March 16, 2011.
Navios Partners
          The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2010 of $0.43 per unit. This represents an increase of 2.4% from the cash distribution of $0.42 per unit declared for the third quarter of 2010. On February 14, 2011, Navios Holdings received an amount of $6.1 million, representing the cash distribution from Navios Partners for the fourth quarter of 2010.
          Dividends received during the year ended December 31, 2010, 2009 and 2008 were $21.2 million, $18.1 million and $11.3 million, respectively.
Navios Logistics
          During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility is expected to be operative by April 2011 and Navios Logistics is financing it with funds generated by its port operations. Navios Logistics paid $3.0 million during the year ended December 31, 2010 to construct this facility which is focused primarily on Uruguayan soy for export and is expected to efficiently serve the needs of its clients for grain products that meet the quality standards imposed by international buyers. During the third and the fourth quarter of 2010, Navios Logistics acquired for $1.0 million two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of its plans to develop a new transshipment facility for mineral ores and liquid bulks. Navios Logistics is also actively searching the area for additional land to expand its operations.
          On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. The proposed amended facility is expected to provide for the existing margin of 300 basis points and would be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The proposed amended facility will require compliance with customary covenants. The obligation of the bank under the proposed amended facility is subject to prepayment of the existing facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation.
          On March 31, 2011, Navios Holdings announced that its majority owned subsidiary, Navios Logistics intends to offer through a private placement, subject to market and other conditions, approximately $185.0 million of senior notes due 2019 (the “Logistics Notes”). The Logistics Notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. Navios Holdings is not acting as either an obligor or guarantor of the Logistics Notes in the offering.
          The Logistics Notes will be the senior unsecured obligations of Navios Logistics and will rank equal in right of payment to all of Navios Logistics’ existing and future senior unsecured indebtedness, and will rank senior in right of payment to all of Navios Logistics’ existing and future subordinated indebtedness. On the issue date of the Logistics Notes, Navios Logistics’ direct and indirect subsidiaries, other than certain identified subsidiaries, are expected to guarantee the Logistics Notes on an unsecured senior basis.

A. Operating Results
Factors Affecting Navios Holdings’ Results of Operations:
          Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from both physical and FFAs transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.
          Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:
•	Market Exposure: Navios Holdings manages the size and composition of its fleet, by chartering and owning vessels, to adjust to anticipated changes in market rates. Navios Holdings aims at achieving an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls under its Core Fleet approximately 6.0 million dwt in drybulk tonnage. Navios Holdings’ options to extend the duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessel permits Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE: TCE rates are defined as voyage and time charter revenues plus gains or losses on FFA less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the respective period.
Voyage and Time Charter
          Revenues are driven primarily by the number of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the drybulk shipping industry.
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
          The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned Core Fleet is 4.6 years. But as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.
Spot Charters, COAs, and FFAs
          Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.
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
          As of December 31, 2010, 2009 and 2008, none of our FFAs, qualified for hedge accounting treatment, while four of them qualified as of December 31, 2007. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statement of operations.
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
Statement of Operations Breakdown by Segment
          Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company has three reportable segments from which it derives its revenues: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. For Navios Holdings reporting purposes, Navios Logistics is considered as one reportable segment in total, including vessels, barges, pushboats and ports. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Following the formation of Navios Acquisition in 2010, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels.

Navios Holdings measures segment performance based on net income. For further segment information, please see Note 20 to the Consolidated Financial Statements included elsewhere in this Annual Report.
          For a more detailed discussion about the Navios Logistics Segment refer to the section “Navios South American Logistics Inc.” below.
Period over Period Comparisons
For the year ended December 31, 2010 compared to the year ended December 31, 2009
          The following table presents consolidated revenue and expense information for each of the years ended December 31, 2010 and 2009 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2010 and 2009.

	Year ended	Year ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2010	2009
Revenue	$679,918	$598,676
Time charter, voyage and logistic business expenses	(336,558)	(353,838)
Direct vessel expenses	(47,109)	(31,454)
General and administrative expenses	(58,604)	(43,897)
Depreciation and amortization	(101,793)	(73,885)
Provision for losses on accounts receivable	(4,660)	(2,237)
Interest income from investments in finance lease	877	1,330
Interest income	3,642	1,699
Interest expense and finance cost, net	(106,022)	(63,618)
Gain on derivatives	4,064	375
Gain on sale of assets/partial sale of subsidiary	55,432	20,785
Gain on change in control	17,742	—
Other income	9,472	6,749
Other expense	(11,303)	(20,508)

Income before equity in net earnings of affiliated companies	105,098	40,177
Equity in net earnings of affiliated companies	40,585	29,222

Income before taxes	145,683	69,399
Income tax (expense)/benefit	(414)	1,565

Net income	$145,269	$70,964
Less: Net loss/(income) attributable to the noncontrolling interest	488	(3,030)

Net income attributable to Navios Holdings’ common stockholders	$145,757	$67,934

          Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Acquisition and Navios Logistics) for each of the years ended December 31, 2010 and 2009 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2010	2009
FLEET DATA
Available days	15,918	15,588
Operating days	15,841	15,479
Fleet utilization	99,5%	99.3%
Equivalent vessels	44	43
AVERAGE DAILY RESULTS
Time Charter Equivalents	$25,527	$25,821
          During the year ended December 31, 2010, there were 330 more available days as compared to 2009, due to an increase of 1,962 available ownership days following the delivery of newbuilding vessels at various times since the third quarter of 2009. This increase was partially offset by a decrease of 1,632 days in short-term and long-term chartered in fleet available days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).
          The average TCE rate for the year ended December 31, 2010 was $25,527 per day, $294 per day lower than the rate achieved in 2009. This was due primarily to the decline in the freight market during 2010 compared to the same period in 2009.

          Revenue: Revenue from drybulk vessel operations for the year ended December 31, 2010 was $458.4 million as compared to $459.8 million for the same period during 2009. The decrease in revenue was mainly attributable to the decrease in TCE per day by 1.1% to $25,527 in 2010 from $25,821 in 2009 and a decrease in short-term and long-term chartered in fleet available days of 458 days and 1,174 days, respectively. This decrease was mitigated by an increase in available ownership days of the fleet of 29.2% to 8,680 days from 6,718 days following the delivery of the owned vessels at various times since December 2009.
          Revenue from tanker vessel operations for the year ended December 31, 2010 was $33.6 million. Following the acquisition of the vessel Nave Cosmos on October 27, 2010, Navios Acquisition had 1,104 available days at a TCE of $30,087 for the year ended December 31, 2010. There was no revenue in the corresponding period of 2009.
          Revenue from the logistics business operations was $188.0 million for the year ended December 31, 2010 as compared to $138.9 million during the same period of 2009. This increase was attributable mainly to: (a) the acquisition of Makenita H and Sara H in June 2009 and February 2010, respectively; and (b) an increase in volume in the dry port terminal and also to an increase in storage capacity of 80,000 metric tons due to construction of the new silo at our port facilities in Uruguay. The increased capacity became available in August 2009 and, accordingly, 2009 does not reflect the additional capacity for the full year.
          Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $17.2 million or 4.9% to $336.6 million for the year ended December 31, 2010, as compared to $353.8 million for the year ended December 31, 2009. This decrease was due primarily to the decrease in the short-term chartered in fleet activity (which also negatively affected the available days of the fleet, discussed above) which was partially offset by an increase of $39.3 million in logistics business expenses. This increase in logistics business was due to: (a) an increase in the dry ports’ activities and to the additional cost of operations of the new silo constructed at our port facilities in Uruguay; and (b) an increase in payroll and related costs, fuels consumed, charter-in expenses and repairs and maintenance costs, of the fleet.
          Time charter and voyage expenses from tanker vessel operations for the year ended December 31, 2010, were $0.4 million. Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter and voyage expenses are recognized as incurred.
          Direct Vessel Expenses: Direct vessel expenses for operation of the owned fleet increased by $15.6 million, or by 49.5%, to $47.1 million, for the year ended December 31, 2010 as compared to $31.5 million for the year ended December 31, 2009. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums, maintenance and repairs. The increase resulted primarily from the increase in ownership days from 6,718 days during 2009 to 8,680 days during 2010 following the delivery of the owned vessels at various times since December 2009. The amounts of $47.1 million and $31.5 million for the year ended December 31, 2010 and 2009, respectively, include management fees received from Navios Acquisition amounting to $9.8 million and $0, respectively. Pursuant to a Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings, for five years from the closing of Navios Acquisition’s initial vessel acquisition, provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then—current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel chemical LR1 and MR2 product and will be reimbursed at cost for VLCC vessels.
          General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Year ended	Year ended
(in thousands of U.S. dollars)	December 31, 2010	December 31, 2009
Payroll and related costs (1)	$17,826	$15,333
Professional, legal and audit fees (1)	5,679	5,389
Navios Logistics	12,210	9,116
Navios Acquisition	9,461	—
Other (1)	2,664	3,252

Sub-total	47,840	33,090

Credit risk insurance (1)	10,764	10,807

General and administrative expenses	$58,604	$43,897

(1)	Excludes the logistics business and tanker vessels business

          General and administrative expenses increased by $14.7 million, or 33.5%, to $58.6 million, for the year ended December 31, 2010, from $43.9 million for the same period of 2009. The increase was attributable mainly to: (a) a $2.5 million increase in payroll and other related costs; (b) a $3.0 million increase in general and administrative expenses relating to the logistics business attributable mainly to an increase in salaries, professional fees and other administrative costs; (c) $9.5 million in general and administrative expenses attributable to Navios Acquisition consisting of certain expenses relating to the VLCC Acquisition amounting to $8.0 million out of which $2.4 million relate to transaction costs, $5.6 million relate to the valuation of 3,000 shares of preferred stock issued to an independent third party holder consultancy and advisory fees and the balance of $1.5 million of general and administrative expenses of related to legal and professional fees including audit fees; and (d) $0.3 million increase in professional, legal and audit fees. The overall increase of $15.3 million was offset by a $0.6 million decrease in other general and administrative expenses.
          Depreciation and Amortization: For the year ended December 31, 2010, depreciation and amortization increased by $27.9 million, or 37.8%, to $101.8 million, as compared to $73.9 million for the same period of 2009. The increase was primarily due to: (a) a $22.1 million increase in depreciation of vessels due to the increase in the owned fleet in comparison to the same period of 2009; and (b) a $0.6 million increase in depreciation and amortization from the logistics business mainly due to (i) the acquisition of the new vessels and the new silo constructed at our port facilities in Uruguay and (ii) increase in amortization expense which was mainly attributable to the amortization in full in 2009 of the unfavorable contracts (intangible liabilities). This increase in depreciation and amortization from the logistics business was offset by a decrease in depreciation due to fact that some assets reached the end of their total useful lives in 2009; and (c) a $10.1 million increase from Navios Acquisition of which $9.1 million increase related to depreciation of vessels and a $1.0 million increase related to the amortization of intangible assets and liabilities associated with the acquisition of the VLCC vessels. This increase was partially offset by a $4.9 million decrease in amortization of favorable and unfavorable leases.
          Provision for Losses on Accounts Receivable: For the year ended December 31, 2010, Navios Holdings provided $4.7 million for losses relating to receivables from FFA trading counterparties and receivables from vessel operations in comparison to a $2.2 million provision that the Company had performed during 2009. For the year ended December 31, 2010 and 2009, provision for losses on accounts receivable related to logistics business was $0.7 million and $1.4 million, respectively.
          Interest Income from Investments in Finance Lease: Interest income from investments in finance lease decreased by $0.4 million, or 30.8%, to $0.9 million, for the year ended December 31, 2010, as compared to $1.3 million for the year ended December 31, 2009. The decrease was mainly due to the sale of the Vanessa, a 2002 built Handysize product tanker vessel on August 5, 2010. The Vanessa was one of the vessels acquired through the acquisition of Kleimar N.V. (“Kleimar”) on February 2, 2007, it had been leased out, qualified as finance lease and was contracted to be sold. The sale price amounted to $18.3 million and was paid to Navios Holdings entirely in cash.
          Interest Expense and Finance Cost, Net: Interest expense and finance cost for the year ended December 31, 2010 increased by $42.4 million, or 66.7%, to $106.0 million, for the year ended December 31,2010, as compared to $63.6 million in the same period of 2009. This increase was mainly due to: (a) an increase in interest expense and finance cost following the issuance of $400.0 million first priority ship mortgage notes in November 2009; (b) an increase in the average outstanding loan balance of Navios Acquisition amounting to $185.7 million for the year ended December 31, 2010; and (c) an increase of $0.3 million in interest expense and finance cost due to the increase in outstanding loan balances of Navios Logistics for the year ended December 31, 2010 compared to the same period in 2009 mainly attributable to new loans obtained for the acquisition of the product tankers Makenita H and Sara H. This increase was partially offset by (a) a decrease (excluding Navios Logistics and Navios Acquisition) of the average outstanding loan balance from $555.1 million for the year ended December 31, 2009 to $369.8 million in the same period of 2010 (excluding the drawdown relating to facilities for the construction of the Capesize vessels) and (b) a decrease in average LIBOR rate (excluding Navios Logistics and Navios Acquisition) to 0.36% from 1.45%. Interest income increased by $1.9 million to $3.6 million for the year ended December 31, 2010, as compared to $1.7 million for the same period of 2009. This increase was mainly attributable to the increase in time deposits and increase in interest rates.
          Net Other Income and Expense: Net other expense decreased by $12.0 million, or 87%, to $1.8 million for the year ended December 31, 2010, from $13.8 million for the same period in 2009. This decrease was mainly due to: (a) a $3.8 million gain recognized from the purchase of the 2% convertible senior promissory note for an aggregate price of $29.1 million on November 3, 2010, (b) a $5.1 million increase in miscellaneous income relating to voyages; (c) a $13.8 million unrealized mark-to-market losses on common units of Navios Partners accounted for as available-for-sale investments written-down to their market value during the year ended December 31, 2009; (d) a $0.7 million decrease in various net other expenses; and (e) a $0.4 million increase in net other income of Navios Acquisition. This increase was partially offset by: (a) a $6.1 million decrease in other income due to the non-cash compensation income relating to the relief of Navios Partners from its obligation to purchase the Navios Bonavis recognized in the year ended December 31, 2009; (b) a $4.0 million increase in net other expense of Navios Logistics mainly due to exchange rate differences and taxes other-than-income taxes; and (c) a $1.7 million increase in miscellaneous voyage expenses.
          Gain on Derivatives: Income from derivatives increased by $3.7 million, or 925%, to $4.1 million,during the year ended December 31, 2010 as compared to $0.4 million for the year ended December 31, 2009. This increase was mainly due to: (a) a $3.4 million increase in the gain from FFA derivatives; and (b) a $0.3 million increase on the gain from interest rate swaps. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s
	Panamax Time
	Charter Average
	Index
November 19, 2009	$35,819	(a)
January 19, 2009	$3,917	(b)
December 31, 2009	$28,620	(*)
December 24, 2010	$14,711	(c)
May 20, 2010	$37,099	(d)
December 31, 2010	$14,711	(*)

(a)	High for fiscal year 2009

(b)	Low for fiscal year 2009

(c)	Low for fiscal year 2010

(d)	High for fiscal year 2010

(*)	End of year rate
          Gain on Sale of Assets/Partial Sale of Subsidiary: The gain on sale of assets/partial sale of subsidiary for the year ended December 31, 2010 was $55.4 million which was a result of: (a) a gain of $23.8 million from the sale of the Navios Hyperion, on January 8, 2010 to Navios Partners; (b) a gain of $0.5 million from the sale of the Navios Aurora II to Navios Partners on March 18, 2010; (c) a gain of $1.8 million from the sale of the Navios Pollux to Navios Partners on May 21, 2010; and (d) a gain of $22.1 million and $7.2 million from the sale of the Navios Fulvia and the Navios Melodia, respectively, to Navios Partners. The gain on sale of assets/partial sale of subsidiary for the year ended December 31, 2009 was $20.8 million, of which $16.8 million resulted from the sale of the Navios Sagittarius and $4.0 million from the sale of Navios Apollon to Navios Partners on June 10, 2009 and on October 29, 2009, respectively.
          Gain on Change in Control: The gain on change in control for the year ended December 31, 2010 of $17.7 million was in connection with Navios Acquisition. Upon obtaining control of Navios Acquisition, the investment in common shares and the investment in warrants were remeasured to fair value resulting in a gain of $17.7 million.
          Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $11.4 million to $40.6 million for the year ended December 31, 2010, from $29.2 million equity in earnings for the same period in 2009. This increase was mainly due to the additional deferred gain recognized in the statements of income during the year ended December 31, 2010 under “Equity in net earnings of affiliated companies” following Navios Partners’ public equity offerings during the last quarter of 2009 and during 2010. The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by the Company to Navios Partners, the Company recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions” section). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.
          Income Tax (Expense)/Benefit: Income tax (expense)/benefit decreased by $2.0 million to $0.4 million expense for the year ended December 31, 2010, as compared to $1.6 million benefit for the same period in 2009. The main reason was the $1.9 million increase in income taxes relating to Navios Logistics consisting of income tax charges with respect to undistributed retained earnings in Paraguay following the variations year over year in such retained earnings.
          Net Loss/(Income) Attributable to the Noncontrolling Interest: Net loss/(income) attributable to the noncontrolling interest decreased by $3.5 million for the year ended December 31, 2010, to $0.5 million loss from $3.0 million income for the same period in 2009. This decrease was attributable to (a) a $4.4 million decrease in the noncontrolling interest relating to Navios Acquisition; and (b) a $0.9 million increase in noncontrolling interest relating to Navios Logistics.
For the year ended December 31, 2009 compared to the year ended December 31, 2008
          The following table presents consolidated revenue and expense information for each of the years ended December 31, 2009 and 2008 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2009 and 2008.

	Year ended	Year ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2009	2008
Revenue	$598,676	$1,246,062
Time charter, voyage and logistic business expenses	(353,838)	(1,066,239)
Direct vessel expenses	(31,454)	(26,621)
General and administrative expenses	(43,897)	(37,047)
Depreciation and amortization	(73,885)	(57,062)
Provision for losses on accounts receivable	(2,237)	(2,668)
Interest income from investments in finance lease	1,330	2,185
Interest income	1,699	7,753
Interest expense and finance cost, net	(63,618)	(49,128)
Gain on derivatives	375	8,092
Gain on sale of assets/partial sale of subsidiary	20,785	27,817
Other income	6,749	948
Other expense	(20,508)	(7,386)

Income before equity in net earnings of affiliated companies	40,177	46,706
Equity in net earnings of affiliated companies	29,222	17,431

Income before taxes	69,399	64,137
Income taxes	1,565	56,113

Net income	$70,964	$120,250
Less: Net income attributable to the noncontrolling interest	(3,030)	(1,723)

Net income attributable to Navios Holdings’ common stockholders	$67,934	$118,527

          Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Acquisition and Navios Logistics) for each of the years ended December 31, 2009 and 2008 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2009	2008
FLEET DATA
Available days	15,588	22,817
Operating days	15,479	22,745
Fleet utilization	99.3%	99.7%
Equivalent vessels	43	62
AVERAGE DAILY RESULTS
Time Charter Equivalents	$25,821	$45,566
          During the year ended December 31, 2009, there were 7,229 less available days as compared to 2008. This was due mainly to the decrease in short-term fleet available days by 8,478 days mitigated by an increase of 1,249 days of owned and long-term fleet available days following the delivery of nine owned vessels during the year, seven of which were during the last six months. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year). The average TCE rate for the year ended December 31, 2009 was $25,821 per day, $19,745 per day lower than the rate achieved in 2008. This was primarily due to the decline in the freight market during 2009 compared to the same period in 2008.
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
          Revenue from the logistics business was approximately $138.9 million for the year ended December 31, 2009 as compared to $107.8 million for the year ended December 31, 2008. This increase was mainly attributable to (a) the delivery of the new fleet of liquid dry barges and pushboats, which were fully operational during 2009 compared to 2008, where the fleet was operational only during the fourth quarter, and (b) the acquisition of Estefania H and Makenita H on July 25, 2008 and on June 2, 2009, respectively, which was fully operational during the year ended December 31, 2009. The total increase was adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia. Low water levels started during the fourth quarter of 2008 and extended into 2009, have also affected the volumes carried.

          Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $712.4 million or 66.8% to $353.8 million for the year ended December 31, 2009, as compared to $1,066.2 million for the year ended December 31, 2008. This was primarily due to the decrease in the short-term fleet activity (which also negatively affected the available days of the fleet, discussed above). This decrease was mitigated by an increase of $23.7 million in logistics business expenses. This increase was mainly due to (a) an increase in the dry ports’ activities and to the additional cost of operations of the new silo constructed at our port facilities in Uruguay; and (b) an increase in payroll and related costs, insurance costs (all of them related to the new fleet acquired), charter in expenses and general expenses in the fleet business. Such increase was partially mitigated by a decrease in fuels consumed and a decrease in repairs and maintenance costs.
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
          General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

	Year ended	Year ended
(in thousands of U.S. dollars)	December 31, 2009	December 31, 2008
Payroll and related costs(1)	$15,333	$15,751
Professional, legal and audit fees(1)	5,389	4,775
Navios Logistics	9,116	8,045
Office expenses(1)	2,854	2,862
Other(1)	398	1,561

Sub-total	33,090	32,994

Credit risk insurance(1)	10,807	4,053

General and administrative expenses	$43,897	$37,047

(1)	Excludes the logistics business.
          General and administrative expenses increased by $6.9 million to $43.9 million, or 18.6%, for the year ended December 31, 2009, as compared to $37.0 million for the same period of 2008. This increase is attributable mainly to: (a) $6.8 million increase in expenses relating to credit risk insurance premium; (b) $0.6 million increase in professional, legal and audit fees; and (c) $1.1 million increase in general and administrative expenses attributable to the Logistics Business mainly attributable to an increase in salaries, audit and related fees and other administrative costs. This overall increase was partially mitigated by (a) $0.4 million decrease in payroll and related costs; and (b) $1.2 million decrease in other general and administrative expenses.
          Depreciation and Amortization: For the year ended December 31, 2009, depreciation and amortization increased by $16.8 million compared to the same period in 2008. The increase was primarily due to (a) an increase in depreciation of vessels by $11.8 million due to the increase of the owned fleet by nine vessels, (b) an increase by $4.3 million in amortization of favorable and unfavorable leases and (c) an increase of $3.0 million from the logistics business. The above increase was mitigated by a decrease of $2.3 million in backlog amortization. The increase in logistics business was mainly attributable to (a) the delivery of the new fleet of liquid and dry barges and pushboats at the beginning of the fourth quarter of 2008 and (b) the acquisition of the Estefania H and the Makenita H on July 25, 2008 and on June 2, 2009, respectively. The Estefania H was fully operational during the year ended December 31, 2009 as compared to the same period in 2008, which was fully operational from the date of its acquisition and the Makenita H was operational for six months during 2009. The increase was also attributable to the new silo constructed at our port facilities in Uruguay.
          Provision for Losses on Accounts Receivable: For the year ended December 31, 2009, Navios Holdings provided $2.2 million for losses relating to receivables from vessels operations in comparison to a $2.7 million provision that the Company had performed during 2008 and relating to receivables of FFA trading counterparties.
          Interest Income from Investments in Finance Lease: Interest income from investments in finance lease decreased by $0.9 million to $1.3 million, or by 40.9% for the year ended December 31, 2009, as compared to $2.2 million for the year ended December 31, 2008. The decrease was mainly due to the sale of the Obeliks on June 13, 2008. Two of the vessels acquired through the acquisition of Kleimar on February 2, 2007, the Obeliks and the Vanessa, were leased out and qualified as finance leases.
          Interest Expense and Finance Cost, Net: Interest expense and finance cost for the year ended December 31, 2009 increased to $63.6 million, as compared to $49.1 million in the same period of 2008. This increase was mainly due to an increase (excluding Navios Logistics) in average outstanding loan balance from $324.0 million for the year ended December 31, 2008 to $555.1 million in the same period of 2009 (excluding the drawdowns relating to facilities for the construction of the Capesize vessels). This increase was mitigated by (a) a decrease in average LIBOR rate to 1.45% from 3.5% and (b) a decrease in interest expense and finance cost of

$0.2 million due to the outstanding loan balances of Navios Logistics for the year ended December 31, 2009, as compared to the same period in 2008. Interest income decreased by $6.1 million to $1.7 million for the year ended December 31, 2009, as compared to $7.8 million for the same period of 2008. This is mainly attributable to the decrease in the average cash balances from $229.8 million in the year ended December 31, 2008 to $212.0 million in the same period of 2009, and the decrease in interest rates.
          Net Other Income and Expense: Net other expense increased by $7.4 million to $13.8 million for the year ended December 31, 2009, from $6.4 million for the same period in 2008. This increase was mainly due to (a) $13.8 million relating to available for sale securities which were reclassified to earnings and (b) $1.9 million increase in taxes of Navios Logistics. This increase was mitigated by (a) $6.1 million non-cash compensation income relating to the issuance of 1,000,000 subordinated units of Navios Partners and (b) a $1.5 million cancellation fee recognized in 2008 relating to the cancellation of contracts to acquire three Capesize vessels.
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
          Gain on Sale of Assets/Partial Sale of Subsidiary: The gain on sale of assets/partial sale of subsidiary for the year ended December 31, 2009 was $20.8 million, which resulted from $16.8 million from the sale of the Navios Sagittarius and $4.0 million from the sale of Navios Apollon to Navios Partners on June 10, 2009 and on October 29, 2009, respectively. The gain on sale of assets/partial sale of subsidiary for the year ended December 31, 2008 was $27.8 million and related to $24.9 million gain recognized from the sale of Navios Hope to Navios Partners on July 1, 2008, $2.7 million gain recognized from the partial sale of CNSA to the noncontrolling shareholders of Navios Logistics as part of the acquisition of Horamar in January 2008 and $0.2 million gain from the sale of the Obeliks in June 2008 mentioned above.
          Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $11.8 million to $29.2 million for the year ended December 31, 2009, from $17.4 million equity in earnings for the same period in 2008. This increase was mainly due to the additional deferred gain recognized in the statements of income during the year ended December 31, 2009 under “Equity in net earnings of affiliated companies” following Navios Partners’ public equity offerings during the last quarter of 2009. The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by the Company to Navios Partners. The Company recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions” section). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.
          Income Tax (Expense)/Benefit: Income tax decreased by $54.5 million to $1.6 million for the year ended December 31, 2009, as compared to $56.1 million for the same period in 2008. The decrease was due primarily to the reversal of Kleimar deferred taxes through the income statement in 2008. In June 2008, Navios Holdings’ Belgian subsidiary received a ruling from the Belgian tax authorities, confirming that provided it meets certain quantitative criteria, it would be eligible to be taxed under the tonnage tax system (rather than the income tax regime up to 2007). The effect of the ruling was that the deferred taxes recognized in the balance sheet relating to Kleimar (amounting to $57.2 million) were reversed through the income statement in the second quarter of 2008.
          Net Loss/(Income) Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $1.3 million for the year ended December 31, 2009, to $3.0 million income from $1.7 million for the same period in 2008. This increase was attributable to Navios Logistics.
Navios South American Logistics Inc.
          The following is a discussion of the financial condition and results of operations for the years ended December 31, 2010 and 2009 of Navios Logistics. All of these financial statements have been prepared in accordance with U.S. GAAP.
Recent Developments
          During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility is expected to be operative by April 2011 and Navios Logistics is financing it with funds generated by its port operations. Navios Logistics paid $3.0 million during the year ended December 31, 2010 to construct this facility which is focused primarily on Uruguayan soy for export and is expected to efficiently serve the needs of its clients for grain products that meet the quality standards imposed by international buyers. During the third and the fourth quarter of 2010, Navios Logistics acquired for $1.0 million two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of its plans to develop a new transshipment facility for mineral ores and liquid bulks. Navios Logistics is also actively searching the area for additional land to expand its operations.
          On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. The proposed amended facility is expected to provide for the existing margin of 300 basis points and would be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The proposed amended facility will require compliance with customary covenants. The obligation of the bank under the proposed amended facility is subject to prepayment of the existing facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation.
          On March 31, 2011, Navios Holdings announced that its majority owned subsidiary, Navios Logistics intends to offer through a private placement, subject to market and other conditions, approximately $185.0 million of senior notes due 2019 (the “Logistics Notes”). The Logistics Notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. Navios Holdings is not acting as either an obligor or guarantor of the Logistics Notes in the offering.
          The Logistics Notes will be the senior unsecured obligations of Navios Logistics and will rank equal in right of payment to all of Navios Logistics’ existing and future senior unsecured indebtedness, and will rank senior in right of payment to all of Navios Logistics’ existing and future subordinated indebtedness. On the issue date of the Logistics Notes, Navios Logistics’ direct and indirect subsidiaries, other than certain identified subsidiaries, are expected to guarantee the Notes on an unsecured senior basis.
Factors affecting Navios Logistics’ results of operations
          For further discussion on factors affecting Navios Logistics’ results of operations see also item 3.D. “Risk Factors” included elsewhere in this Annual Report.
Contract rates
          The shipping and logistics industry has been highly volatile during the last several years. In order to have a full utilization of Navios Logistics’ fleet and storage capacity, Navios Logistics must be able to renew the contracts on its fleet and ports on the expiration or termination of current contracts. This ability depends upon economic conditions in the sectors in which the vessels, barges and pushboats operate, changes in the supply and demand for vessels, barges and pushboats and changes in the supply and demand for the transportation and storage of commodities.
Weather conditions
          As Navios Logistics specializes in the transport and storage of liquid cargoes, as well as the transport of drybulk cargoes along the Hidrovia, any changes adversely affecting the region, such as low water levels, could reduce or limit our ability to effectively transport cargo. Droughts and other adverse weather conditions, including any possible effects of climate change, could result in a decline in production of the agricultural products we transport and store, and this could likely result in a reduction in demand for services.
Foreign currency transactions
          Navios Logistics operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, Navios Logistics uses U.S. dollars as its functional currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction. Therefore, the balance sheets of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Navios Logistics subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reals and Paraguayan guaraníes; however, all of the subsidiaries’ primary cash flows are U.S. dollardenominated.
          Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income.
Inflation and fuel price increases
          The impact of inflation and the resulting pressure on prices in the South American countries in which Navios Logistics operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically for its vessels, barges and pushboats business, Navios Logistics negotiated, and will continue to negotiate, fuel price adjustment clauses; although in some cases prices that Navios Logistics pays for fuel are temporarily not aligned with the adjustment that Navios Logistics obtains under its freight contracts.
Seasonality
          One significant factor that affects Navios Logistics results of operations and revenues from quarter to quarter, particularly in the first quarter of each year, is seasonality. Generally, the high season for the logistics business is the period between February and July, as a result of the South American harvest and higher river levels. Expected growth in soybean and minerals production and transportation may offset part of this seasonality.
          During the South American late spring and summer, mainly from November to January, the low level of water in the northern Hidrovia could adversely affect its operations because the water level is not high enough to accommodate the draft of a heavily laden vessel. Such low levels also adversely impact its ability to employ convoys as the water level towards the banks of the river may be too low to permit vessel traffic even if the middle of the river is deep enough to permit passage. With respect to dry port terminal operations in Uruguay, high season is mainly from April to September, linked with the arrival of the first barges down-river and with the oceangoing vessels’ logistics operations. The port terminal operations in Paraguay and its cabotage business are not significantly affected by seasonality as the operations of the port and its cabotage business are primarily linked to refined petroleum products.
Statement of Operations Breakdown by Segment
          Navios Logistics has determined that its reportable segments are those that are based on our method of internal reporting. Accordingly, Navios Logistics has two reportable segments. These segments are “Logistics Business” and “Dry Port Terminal Business.” A general description of each segment follows:
          Logistics Business
          This segment includes the operating results of Navios Logistics subsidiaries engaged in transportation and liquid port terminal businesses. Navios Logistics operates six product tanker vessels under the trade names “Malva H,” “Estefania H,” “Makenita H,” “Sara H,” “Jiujiang” and “Stavroula” that transport liquid bulk goods on major trade routes around the region (Argentina, Bolivia, Brazil, Uruguay and Paraguay). Major products carried include liquid cargoes such as petroleum and petroleum-related products. We also own and operate several dry and tank barges and pushboats operating in the Hidrovia region. Dry barges transport agricultural and forestry products, iron ore and other bulk cargoes, while the tanker barges carry petroleum products, oils and other liquids. The Logistics Business segment also encompasses the results of operations of our port terminal in San Antonio, Paraguay, which mainly provides logistics and transportation services for petroleum companies.
          Dry Port Terminal Business
This segment includes the operating results of Navios Logistics preexisting business in the region. The Dry Port Terminal Business segment relates to the results of operations of our port terminal in Nueva Palmira, Uruguay, which provides mainly logistic services for dry cargo to international companies in the region. Inter-segment transactions, if any, are accounted for at current market prices. Navios Logistics evaluates performance of its segments and allocate resources to them based on net income.
          Inter-segment transactions, if any, are accounted for at current market prices. Navios Logistics evaluates performance of its segments and allocates resources to them based on net income.
Financial Highlights
          The following table presents Navios Logistics’ consolidated revenue and expense information for each of the years ended December 31, 2010, 2009 and 2008:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
(Expressed in thousands of U.S. dollars)	2010	2009	2008
Revenue	$187,973	$138,890	$107,778
Time charter, voyage and port terminal expenses	(133,299)	(94,040)	(70,268)
General and administrative expenses	(12,210)	(9,116)	(8,045)
Depreciation and amortization	(22,215)	(21,604)	(18,562)
Provision for losses on accounts receivable	(652)	(1,351)	—
Interest income	298	11	502
Interest expense and finance cost, net	(4,526)	(4,247)	(4,421)
Gain on sale of assets	52	—	—
Other income	172	947	948
Other expense	(8,032)	(4,821)	(2,980)

Income before taxes	$7,561	$4,669	$4,952
Income taxes benefit/(expense)	(64)	1,863	(981)

Net income	7,497	6,532	3,971
Less: Net income attributable to the noncontrolling interest	(1,897)	(1,182)	(544)

Net income attributable to Navios Logistics’ stockholders	$5,600	$5,350	$3,427

          The following table presents consolidated balance sheets of Navios Logistics as of December 31, 2010, and 2009:

	December 31,	December 31,
(Expressed in thousands of U.S. dollars)	2010	2009
ASSETS
Current assets
Cash and cash equivalents	$39,204	$26,927
Restricted cash	564	1,674
Accounts receivable, net	17,102	15,578
Prepaid expenses and other current assets	13,554	13,598

Total current assets	70,424	57,777
Vessels, port terminal and other fixed assets, net	296,133	265,850
Deferred financing costs, net	1,030	870
Deferred drydock and special survey costs, net	2,041	1,673
Other long-term assets	5,438	9,435
Intangible assets other than goodwill	68,299	77,185
Goodwill	104,096	91,682

Total non-current assets	477,037	446,695

Total assets	$547,461	$504,472

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$22,591	$17,954
Accrued expenses	9,611	7,520
Due to affiliate companies	155	94
Capital lease obligations	1,252	—
Current portion of long-term debt	10,171	5,829

Total current liabilities	43,780	31,397

	December 31,	December 31,
(Expressed in thousands of U.S. dollars)	2010	2009
Long-term debt, net of current portion	117,251	114,564
Capital lease obligations, net of current portion	31,009	—
Long-term liabilities	5,037	6,200
Deferred tax liability	21,105	22,777

Total non-current liabilities	174,402	143,541

Total liabilities	218,182	174,938

Commitments and contingencies	—	—
Stockholders’ equity
Common stock — $1 par value, authorized 50,000,000 shares and issued 20,000 shares	20	20
Additional paid-in capital	292,668	284,761
Retained earnings	17,342	8,778

Total Navios Logistics’ stockholders equity	310,030	293,559
Noncontrolling interest	19,249	35,975

Total equity	329,279	329,534

Total liabilities and equity	$547,461	$504,472

Period over Period Comparisons
For the year ended December 31, 2010 compared to the year ended December 31, 2009
          Revenue: For the year ended December 31, 2010, Navios Logistics’ revenue increased by $49.1 million or 35.3% to $188.0 million, as compared to $138.9 million for the same period during 2009. Revenue from dry port terminal business increased by $4.9 million or 30.4% to $21.0 million for the year ended December 31, 2010, as compared to $16.1 million for the same period during 2009. The increase was mainly attributable to an increase in volumes in the dry port terminal business and to additional storage capacity due to the new silo constructed at its dry port facilities in Uruguay that had been fully operational since August 2009. Revenue from the logistics business increased by $44.2 million or 36.0% to $167.0 million for the year ended December 31, 2010, as compared to $122.8 million for the same period during 2009. This increase was mainly attributable to: (a) the acquisition of the Makenita H and Sara H, in June 2009 and February 2010, respectively; and (b) the increase in the Paraguayan liquid port’s volume.
          Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and port terminal expenses increased by $39.3 million or 41.8% to $133.3 million for the year ended December 31, 2010, as compared to $94.0 million for the same period during 2009. Dry port terminal business expenses for the year ended December 31, 2010 increased by $1.8 million or 36.0% to $6.8 million, as compared to $5.0 million for the same period during 2009. This increase was mainly attributable to an increase in Navios Logistics’ activities and to the additional cost of operations of the new silo constructed at Navios Logistics port facilities in Uruguay. Time charter and voyage expenses of logistics business increased by $37.5 million or 42.1% to $126.5 million for the year ended December 31, 2010 as compared to $89.0 million for the same period in 2009. The increase was mainly attributable to an increase in costs of products sold in Petrosan and to an increase in payroll and related costs, fuels consumed, charter-in expenses and repairs and maintenance costs, of the fleet.
          General and Administrative Expenses: General and administrative expenses increased by $3.1 million or 34.1% to $12.2 million for the year ended December 31, 2010, as compared to $9.1 million for the same period during 2009. General and administrative expenses relating to dry port terminal business increased by $0.1 million or 10.0% to $1.1 million for the year ended December 31, 2010, as compared to $1.0 million for the same period during 2009. General and administrative expenses relating to the logistics business increased by $3.0 million or 37.0% to $11.1 million for the year ended December 31, 2010, as compared to $8.1 million for the same period during 2009. The increase was mainly attributable to an increase in salaries, professional fees and other administrative costs.
          Depreciation and Amortization: Depreciation and amortization expenses increased by $0.6 million or 2.8% to $22.2 million for the year ended December 31, 2010, as compared to $21.6 million for the same period of 2009. The main reason was the increase in amortization of intangible by $1.4 million or 45.2% to $4.5 million for the year ended December 31, 2010, as compared to $3.1 million for the same period in 2009. The increase in amortization expense was mainly attributable to the amortization in full in 2009 of the unfavorable contracts (intangible liabilities). This increase was mitigated by a decrease in depreciation of fixed assets by $0.8 million or 4.3% to $17.7 million for the year ended December 31, 2010, as compared to $18.5 million for the same period in 2009. The decrease in depreciation of fixed assets was mainly due to the fact that some vessels reached their total useful life in 2009, resulting to a decrease of $1.5 million, partially offset by the increase in depreciation due to the acquisition of the new vessels and the new silo constructed at Navios Logistics’ port facilities in Uruguay.
          Provision for Losses on Accounts Receivable: Provision for losses on accounts receivable decreased by $0.7 million or 50.0% to $0.7 million for the year ended December 31, 2010, as compared to $1.4 million for the same period in 2009. The main reason was due to lower provisions for bad debts recognized during 2010.

          Interest Income: Interest increased by $0.3 million to $0.3 million for the year ended December 31, 2010, as compared to $0 for the same period in 2009. The interest income increase was due to the increase in short-term deposits.
          Interest Expense and Finance Cost, Net: Interest expense and finance costs, net, increased by $0.3 million or 7.1% to $4.5 million for the year ended December 31, 2010, as compared to $4.2 million for the same period in 2009. The increase was mainly attributable to the new loans obtained for the acquisition of product tankers the Makenita H and the Sara H.
          Other Income/Expense, Net: Other expense, net increased by $4.0 million to $7.9 million for the year ended December 31, 2010, as compared to $3.9 million for the same period in 2009, mainly due to exchange rate differences and taxes other-than-income tax. The increase in taxes other-than-income taxes was mainly attributable to an increase in the withholding tax and the turnover tax in Argentina associated to the increase in the vessels operations.
          Income Taxes: Net income taxes for the year ended December 31, 2010 decreased by $2.0 million or 105.3% to an expense of $0.1 million, as compared to a benefit of $1.9 million for the same period in 2009. The variation was mainly due to the increase in income tax charges with respect to undistributed retained earnings in Paraguay following the variations year over year in such retained earnings.
          Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $0.7 million for the year ended December 31, 2010, to $1.9 million income from $1.2 million for the same period in 2009. This increase was attributable to the favorable contribution of subsidiaries to which Navios Logistics has noncontrolling interests.
For the year ended December 31, 2009 compared to the year ended December 31, 2008
          Revenue: For the year ended December 31, 2009, Navios Logistics revenue increased by $31.1 million or 28.8% to $138.9 million, as compared to $107.8 million for the same period during 2008. Revenue from port terminal operations increased by $28.5 million or 131% to $50.2 million for the year ended December 31, 2009, as compared to $21.7 million for the same period during 2008. The increase was mainly attributable to (a) an increase in volumes in the dry port terminal; and (b) an increase in the Paraguayan liquid port’s volume whose revenues, including revenues from sales of fuel, increased from $11.3 million for the year ended December 31, 2008 to $34.1 million for the same period in 2009; and (b) an increase in storage capacity due to construction of the new silo at Navios Logistics port facilities in Uruguay, which had been fully operational since August 2009 and added an additional 80,000 metric tons of storage capacity.
          Revenue from vessels, barges and push boats increased by $2.6 million or 3.0% to $88.7 million for the year ended December 31, 2009, as compared to $86.1 million for the same period during 2008. This increase was mainly attributable to: (a) the delivery of the new fleet of liquid dry barges and push boats which were fully operational during 2009 compared to 2008; and (b) the acquisition of Estefania H and Makenita H on July 25, 2008 and on June 2, 2009, respectively, which was fully operational during the year ended December 31, 2009. The total increase was adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009, throughout the main soybean growing areas of the Hidrovia. Low water levels started during the fourth quarter of 2008 and extended into 2009, have also affected the volumes carried.
          Time Charter, Voyage and Port Terminal Expenses: Time charter, voyage and logistics business expenses increased by $23.7 million or 33.7% to $94.0 million for the year ended December 31, 2009, as compared to $70.3 million for the same period during 2008. Port terminal operations expenses for the year ended December 31, 2009 increased by $21.1 million or 148.6% to $35.3 million, as compared to $14.2 million for the same period during 2008. The increase is attributable to attributable to an increase in the dry ports’ activities and to the additional cost of operations of the new silo constructed at our port facilities in Uruguay and to an increase in the Paraguayan liquid port’s volume, whose costs of operation, including costs of sale of fuels, increased from $9.7 million to $30.3 million in the period; and to the cost of operations of the new silo constructed at Navios Logistics port facilities in Uruguay. Time charter and voyage expenses of vessels, barges and push boats increased by $2.6 million or 4.6% to $58.7 million for the year ended December 31, 2009, as compared to $56.1 million for the same period in 2008. The increase was mainly attributable to an increase in payroll and related costs, insurance costs (all of them related to the new fleet acquired), charter in expenses and general expenses in the fleet business. Such increase was partially mitigated by a decrease in fuels consumed and a decrease in repairs and maintenance costs.
          General and Administrative Expenses: General and administrative expenses increased by $1.1 million or 13.8% to $9.1 million for the year ended December 31, 2009, as compared to $8.0 million for the same period during 2008. General and administrative expenses relating to dry port terminal business increased by $0.2 million or 25.0% to $1.0 million for the year ended December 31, 2009, as compared to $0.8 million for the same period during 2008. General and administrative expenses relating to logistics business increased by $0.9 million or 12.5% to $8.1 million for the year ended December 31, 2009, as compared to $7.2 million for the same period during 2008. The increase was mainly attributable to an increase in salaries, audit and related fees and other administrative costs.
          Depreciation and Amortization: Depreciation and amortization expenses increased by $3.0 million or 16.1% to $21.6 million for the year ended December 31, 2009, as compared to $18.6 million for the same period of 2008. The main reason for the increase was the increase in depreciation of fixed assets by $3.2 million or 20.9% to $18.5 million for the year ended December 31, 2009, as compared to $15.3 million for the same period in 2008. The increase in depreciation expense was mainly attributable to: (a) the delivery of the new fleet of liquid and dry barges and push boats at the begining of the fourth quarter of 2008,; and (b) the acquisition of the Estefania H and the Makenita H on July 25, 2008 and on June 2, 2009, respectively. The Estefania H was fully operational during the year ended December 31, 2009 as compared to the same period in 2008, which was fully operational from the date of its acquisition and the Makenita H was operational for six months during 2009. The increase was also attributable to the new silo constructed at our port facilities in Uruguay. This increase was mitigated by a decrease of $0.2 million in amortization of intangible assets that amounted to $3.1 million for the year ended December 31, 2009.
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
          Income Taxes: Net income taxes for the year ended December 31, 2009 decreased by $2.9 million or 290% to benefit of $1.9 million, as compared to an expense of $1.0 million for the same period in 2008. The variation was mainly due to the reversal of deferred income tax liabilities. Income taxes consist of corporate income taxes calculated for certain subsidiaries of Navios Logistics.
Balance Sheet highlights
Investing activities
          During the third and the fourth quarter of 2010, Navios Logistics acquired for $1.0 million two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of its plans to develop a new transshipment facility for mineral ores and liquid bulks.
          In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. Navios Logistics has recognized a capital lease obligation for the Jiujiang and the Stavroula amounting to $17.0 million and $17.1 million, respectively, and the lease payments during 2010 for both vessels were $1.8 million.
          During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility is expected to be operative by April 2011 and is being financed with funds generated by its port operations. Navios Logistics paid $3.0 million during the year ended December 31, 2010 to construct this facility which is focused primarily on Uruguayan soy for export and is expected to efficiently serve the needs of its clients for grain products that meet the quality standards imposed by international buyers.
          In February 2010, HS South Inc., one of Navios Logistics’ majority owned subsidiaries, took delivery of the Sara H, a 9,000 dwt double hull product oil tanker vessel, which, as of the beginning of March 2010, is chartered-out for three years. The purchase price of the vessel (including direct costs) amounted to approximately $18.0 million. On December 20, 2010, HS South Inc., entered into a loan facility to finance the acquisition cost of the Sara H for an amount of $14.4 million, which bears interest at a rate of LIBOR plus 225 basis points. The loan will be repaid by installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS South Inc., prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed May 24, 2016. As of December 31, 2010, the amount outstanding under this facility was $14.1 million.
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
          In September 2008, Navios Logistics began construction of a new silo at its port facilities in Uruguay, which has been fully operational since August 2009 and has added an additional of 80,000 metric tons storage capacity. The project was funded by Navios

Logistics’ internally generated cash. For the construction of the new silo, Navios Logistics paid an amount of $7.5 million ($4.7 milion was paid during 2008 and $2.8 million during 2009).
Financing activities
          On December 20, 2010, in order to finance the acquisition cost of Sara H, HS South Inc., one of Navios Logistics majority owned subsidiaries, entered into a loan facility for $14.4 million that bears interest at LIBOR plus 225 basis points. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not extend May 24, 2016. As of December 31, 2010, the amount outstanding under this facility was $14.1 million. The loan also requires compliance with certain covenants.
          On December 15, 2009, HS Tankers Inc., one of Navios Logistics majority owned subsidiaries, entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million, which bears interest at LIBOR plus 225 basis points. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. As of December 31, 2010, the amount outstanding under this facility was $21.1 million. The loan also requires compliance with certain covenants.
          In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2010, the outstanding loan balance was $0.7 million. The loan facility bears a fixed interest rate of 600 basis points. The loan is repaid in monthly installments of $5,740 each and the final repayment date shall not extend beyond August 10, 2021. The loan also requires compliance with certain covenants.
          On September 4, 2009, HS Navigation Inc., one of Navios Logistics majority owned subsidiaries, entered into a loan facility for an amount of up to $18.7 million that bears interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond May 15, 2016. As of December 31, 2010, the amount outstanding under this facility was $14.4 million. The loan also requires compliance with certain covenants.
          EBITDA: EBITDA represents net income attributable to Navios Logistics’ stockholders before interest, taxes, depreciation, and amortization. Navios Logistics believes that EBITDA is a basis upon which operational performance can be assessed and because it is used by certain investors to measure our ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. EBITDA is also used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates. Navios Logistics’ calculation of EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation. Adjusted EBITDA is not relevant to the Navios Logistics’ business.
EBITDA Reconciliation to Net Income attributable to noncontrolling stockholders

	Year ended	Year ended	Year ended
(Expressed in thousands of U.S. dollars)	December 31, 2010	December 31, 2009	December 31, 2008
Net income attributable to Navios Logistics’ stockholders	$5,600	$5,350	$3,427
Depreciation and amortization	22,215	21,604	18,562
Drydock amortization	394	270	27
Interest income	(298)	(11)	(502)
Interest expense and finance cost, net	4,526	4,247	4,421
Income taxes	64	(1,863)	981

EBITDA	$32,501	$29,597	$26,916

          EBITDA increased by $2.9 million to $32.5 million for the year ended December 31, 2010 as compared to $29.6 million for the same period of 2009. The increase was mainly attributable to: (a) a $49.1 million increase in revenue; (b) a $0.7 million decrease in provision for losses on accounts receivable; and (c) $0.1 million from gain on sale of assets. The above increase was partially offset by: (a) a $39.2 million increase in time charter, voyage expenses and port terminal expenses (excluding the amortization of deferred drydock and special survey costs); (b) a $3.1 million increase in general and administrative expenses; (c) a $4.0 million increase in other income and expenses, net; and (d) a $0.7 million increase in noncontrolling interest.
          EBITDA increased by $2.7 million to $29.6 million for the year ended December 31, 2009 as compared to $26.9 million for the same period of 2008. The increase was mainly attributable to the increase in revenue by $31.1 million. The above increase was partially offset by: (a) a $23.7 million increase in time charter, voyage expenses and port terminal expenses; (b) a $1.0 million increase in general and administrative expenses; (c) a $1.8 million increase in other income and expenses, net; (d) $1.3 million increase in provision for losses on accounts receivable; and (e) a $0.6 million increase in noncontrolling interest.
Non-Guarantor Subsidiaries
          Our non-guarantor subsidiaries, Navios Logistics and Navios Acquisition (after deducting the noncontrolling interest), accounted for approximately $221.5 million, or 32.6% of our total revenue, $(3.4) million, or 2.3%, of our net income and approximately $49.2 million, or 13.8%, of Adjusted EBITDA, in each case for the year ended December 31, 2010, $138.9 million, or 23.2% of our total revenue, $3.5 million, or 5.2%, of our net income and approximately $27.8 million, or 13.4%, of Adjusted EBITDA, in each case for the year ended December 31, 2009, $107.8 million, or 8.7% of our total revenue, $2.2 million, or 1.9%, of our net income and approximately $28.5 million, or 17.2%, of Adjusted EBITDA, in each case for the year ended December 31, 2008.
B. Liquidity and Capital Resources
          Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.
          In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. There were no shares repurchased during December 31, 2010 and for the year ended December 31, 2009, 331,900 shares were repurchased under this program, for a total consideration $0.7 million. Since the initiation of the program, 907,480 shares have been repurchased for a total consideration of $1.8 million.
          The following table presents cash flow information for each of the years ended December 31, 2010, 2009 and 2008.

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
(in thousands of U.S. dollars)	2010	2009	2008
Net cash provided by/(used in) operating activities	$182,490	$216,451	$(28,388)
Net cash used in investing activities	(129,769)	(802,538)	(452,637)
Net cash (used in)/provided by financing activities	(19,244)	626,396	187,082

Increase/(decrease) in cash and cash equivalents	33,477	40,309	(293,943)
Cash and cash equivalents, beginning of year	173,933	133,624	427,567

Cash and cash equivalents, end of year	$207,410	$173,933	$133,624

Cash provided by operating activities for the year ended December 31, 2010 as compared to the cash provided by operating activities for the year ended December 31, 2009:
          Net cash from operating activities decreased by $34.0 million to $182.5 million for the year ended December 31, 2010 as compared to $216.5 million for the year ended December 31, 2009. In determining net cash from operating activities, net income is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2010	2009
Net income	$145,269	$70,964
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	101,793	73,885
Amortization and write-off of deferred financing cost	11,752	6,682
Amortization of deferred drydock costs	3,306	2,441
Provision for losses on accounts receivable	4,660	2,237
Unrealized loss/(gain)on FFA derivatives	19,903	(1,674)

	Year Ended	Year Ended
	December 31,	December 31,
(in thousands of U.S. dollars)	2010	2009
Unrealized gain on warrants	(5,888)	(5,863)
Unrealized gain on interest rate swaps	(1,133)	(1,774)
Share based compensation and consultancy fees	8,095	2,187
Gains on sale of assets/partial sale of subsidiary	(55,432)	(20,785)
Gain on repurchase of convertible bond	(3,799)	—
Gain on change in control	(17,742)	—
Income tax expense/(benefit)	414	(1,565)
Earnings in affiliates and joint ventures, net of dividends received	(5,844)	(1,355)
Compensation income	—	(6,082)
Unrealized loss on available for sale securities	—	13,778

Net income adjusted for non-cash items	205,354	133,076

          The net fair value of open FFA trades as included in the balance sheet at December 31, 2010, was lower than in the same period of 2009 and amounted to a liability of $0.1 million and an asset of $18.7 million, respectively, reflecting the marked-to-market values at the end of the respective years.
          The liability for derivative accounts decreased during the year ended December 31, 2010 and 2009 by $7.6 million due to the movement in the unrealized component of NOS ASA and LCH portfolios, directly affecting the cash flow statement, changing from $10.2 million to $1.4 million, offset by the payments relating to interest rate swaps of $1.2 million.
          Restricted cash decreased by $53.6 million from $107.2 million at December 31, 2009 to $53.6 million (including long-term restricted cash) at December 31, 2010. The primary reason for this decrease was: (a) a $90.9 million decrease in the amount prepaid upon the issuance of the ship mortgage notes and held in a pledged account with HSH Nordbank and Commerzbank AG, which was released to the Company following the nominations of substitute vessels which forms part of financing activities; (b) a decrease in deposits made to NOS ASA and LCH in 2010 with respect to FFAs trading by $0.2 million and $1.1 million, respectively, due to the decrease in the number of trades with NOS ASA and LCH at year end 2010 compared with the same period in 2009; (c) a $1.1 million decrease in restricted cash of Navios Logistics; and (d) a $1.0 million decrease in other pledged accounts. This decrease was partially offset by: (a) a $33.8 million restricted cash relating to Navios Acquisition; (b) a $4.5 million increase provided in the amendment of the facility with HSH Nordbank and Commerzbank AG in March 2009, according to which Navios Holdings is obliged to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in January 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) a $2.5 million increase in cash reserves relating to a loan facility with Emporiki Bank of Greece.
          Accounts receivable, net, decreased by $8.1 million from $78.5 million at December 31, 2009 to $70.4 million at December 31, 2010. The decrease was primarily due to: (a) a $5.3 million decrease in the receivable amount from FFA trading partners from $16.0 million at December 31, 2009 to $10.7 million at December 31, 2010; (b) a decrease of $7.0 million in accounts receivables reserves and other charterers’ receivables; and (c) a $1.8 million decrease in other receivables. This decrease was partially offset by: (a) a $1.5 million increase in accounts receivable of Navios Logistics; and (b) $4.5 million accounts receivable of Navios Acquisition. Both Navios Logistics’ and Navios Acquisition’s increases were mainly related to receivables from charterers.
          Prepaid expenses and other current assets increased by $5.7 million from $27.7 million at December 31, 2009 to $33.4 million at December 31, 2010. The main reason for the increase was: (a) a $3.0 million increase in inventories; (b) a $4.0 million increase of in prepaid voyage and operating costs; (c) a $0.4 million increase in prepaid taxes; and (d) $0.4 million prepaid expenses and other current assets of Navios Acquisition (including prepaid expenses and other current assets obtained as a result of the VLCC Acquisition of $3.5 million). This increase was partially offset by: (a) a $0.8 million decrease in accounts receivable claims; (b) a $0.3 million decrease in advances to agents; and (c) a $1.0 decrease in other assets.
          Amounts due from affiliate companies increased by $0.6 million from $2.0 million for the year ended December 31, 2009 to $2.6 million for the year ended December 31, 2010. The increase was due to: (a) a $0.2 million increase in administrative fees; and (b) a $0.9 million increase in other receivables. This increase was partially offset by a $0.4 million decrease in receivables from management fees.
          Accounts payable decreased by $12.5 million from $62.0 million at December 31, 2009 to $49.5 million at December 31, 2010. The primary reasons for the decrease were: (a) a $4.6 million decrease in the amount due to FFA trading counterparties; (b) a $15.4 million decrease in accounts payable trade to head owners; (c) a $2.4 million decrease in accounts payable to port agents; (d) a $0.7 million decrease in bunkers and lubricants suppliers; and (e) a $2.7 million decrease in other accounts payable. This decrease was offset by an increase of (a) $1.1 million in accounts payable to insurers; (b) $4.6 million in accounts payable relating to logistics business; (c) a $2.1 million increase in legal, audit and consulting payables; (d) a $2.0 million increase in other suppliers; and (e) $3.5 million accounts payable of Navios Acquisition, which had no operations in 2009, and consisted of $2.6 million of legal and professional fees and $0.9 million of brokers and other creditors.
          Accrued expenses increased by $14.4 million to $62.4 million at December 31, 2010 from $48.0 million at December 31, 2009. The primary reasons for the increase were: (a) an increase of $5.6 million in accrued expenses relating to direct vessel expenses; (b) an increase of $1.1 million in consultancy and legal fees; (c) a $2.1 million increase in accrued expenses relating to logistics business mainly due to increase in payroll, consultancy and legal fees and taxes; (d) $9.2 million accrued expenses of Navios Acquisition, (including accrued expenses as a result of the VLCC Acquisition and accrued expenses as a result of the initial vessel acquisition from Navios Holdings); and (e) a $0.7 million net increase in all other categories of accrued expenses. This increase was partially offset by: (a) a $1.0 million decrease in accrued interest; (b) a $0.5 million decrease in dividend payable relating to the preferred stock issued during 2009; and (c) a $2.8 million decrease in accrued trade payables.
          Deferred income and cash received in advance increased by $8.2 million to $17.7 million at December 31, 2010 from $9.5 million at December 31, 2009. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of the Navios Hope, Navios Apollon, Navios Sagittarius, Navios Hyperion, Navios Melodia and Navios Fulvia to Navios Partners to be amortized over the next year amounting to $8.3 million. The primary reasons for the increase of the deferred income were: (a) a $4.5 million increase in gain from the sale of assets; (b) a $4.3 increase in deferred freight; and (c) a $2.8 million increase relating to Navios Acquisition (including deferred revenue obtained as a result of the VLCC Acquisition). This increase was offset by a decrease of $3.4 million in deferred hire and a decrease in all other categories.
Cash used in investing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:
          Cash used in investing activities was $129.8 million for the year ended December 31, 2010, or a decrease of $672.7 million from $802.5 million from the same period in 2009.
          Cash used in investing activities was the result of: (a) the deposits for acquisitions of Capesize vessels under construction amounting to $253.5 million and $89.7 million for deposits for acquisitions of tanker vessels under construction; (b) $132.9 million paid for the acquisition of the vessels Navios Antares, Navios Vector, Navios Buena Ventura, Navios Bonheur, Navios Luz and Navios Etoile, and $89.9 million paid for the acquisition of the vessels Colin Jacob, Ariadne Jacob and Nave Cosmos, including any additional expenses incurred from the vessel’s purchase; (c) $102.0 million paid net of cash assumed for the VLCC Acquisition; and (d) the purchase of other fixed assets amounting to $16.8 million mainly relating to Navios Logistics. The above was partially offset by: (a) $67.7 million decrease in Navios Holdings’ restricted cash; (b) proceeds of $63.0 million, $90.0 million, $110.0 million, $72.1 million, and $89.9 million from the sale of the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia and the Navios Fulvia, respectively, to Navios Partners and $18.3 million from the sale of the Vanessa; (c) net proceeds of $40.8 million from transfer of assets and liabilities of Navios Holdings to Navios Acquisition; (d) $0.2 million received in connection with the finance lease receivable; and (e) net proceeds of $3.1 million for the purchase by Navios Holdings of 6,337,551 shares of Navios Acquisition common stock amounting to $63.2 million less cash assumed on the initial consolidation date of $66.3 million.
          Cash used in investing activities was $802.5 million for the year ended December 31, 2009. This was the result of: (a) the payment of $25.6 million and $31.6 million cash portion for the acquisition of the Navios Vega in February 2009 and Navios Celestial in September 2009, respectively, and $455.6 million cash portion for the acquisition of seven Capesize vessels (Navios Bonavis, Navios Happiness, Navios Pollux, Navios Aurora II, Navios Lumen, Navios Phoenix and Navios Stellar); (b) the deposits for acquisitions of Capesize vessels under construction amounting to $238.8 million; (c) $90.9 million that are kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed by the bank; (d) the purchase of other fixed assets amounting $26.9 million mainly relating to the construction of the new silo of Navios Logistics and the acquisition of the tanker vessel Makenita H; and (e) the payment of $0.4 million for the acquisition of Hidronave S.A. net of cash acquired. The above was partially offset by $0.5 million received in connection with the capital lease receivable and by $66.6 million consideration received for the sale of Navios Apollon and for the sale of the rights of the Navios Sagittarius to Navios Partners.
Cash used in financing activities for the year ended December 31, 2010 as compared to cash provided by financing activities for the year ended December 31, 2009:
          Cash used in financing activities was $19.2 million for the year ended December 31, 2010, as compared to cash provided by $626.4 million for the same period of 2009.
          Cash used in financing activities for the year ended December 31, 2010 was the result of: (a) $27.0 million of dividends paid during the year ended December 31, 2010; (b) $804.4 million of installments paid in connection with our outstanding indebtedness; (c) $2.1 million net outflow relating to the Warrant Exercise Program; (d) $29.1 million paid for the purchase of the 2% convertible bond that took place on November 16, 2010; (e) $0.5 million of distributions to noncontrolling shareholders relating to the logistics business; (f) $49.0 million paid for the purchase of 13,132 of certain series of mandatorily convertible preferred; and (g) $1.8 million fees related to the issuance of preferred shares. The decrease of $913.9 million in cash provided by financing activities was partially offset by: (a) $443.2 million of Navios Holdings’ loan proceeds (net of relating finance fees of $23.4 million) in connection with (i) $178.2 million loan proceeds related to Navios Acquisition, (ii) $0.3 million loan proceeds relating to the logistics business; and (iii) $288.1 million loan proceeds relating to all other facilities of Navios Holdings; (b) $400.0 million proceeds from Navios Acquisition 8.625% first priority ship mortgage notes due 2017; (c) $17.7 million decrease in restricted cash relating to loan repayments; (d) $0.4 million proceeds from issuance of common shares ; and (e) $33.4 million net proceeds from the equity offering of Navios Acquisition 6,500,000 shares that was completed on November 19, 2010.
          Cash provided by financing activities for the year ended December 31, 2009 was the result of $603.2 million of loan proceeds (net of relating financing fees of $18.1 million) in connection with: (a) $48.5 million drawdown from the loan facility with DNB NOR

BANK ASA for the construction of one Capesize vessel; (b) $124.5 million drawdown from the loan facilities of Emporiki Bank of Greece for the construction of two Capesize vessels; (c) a $60.0 million drawdown from Commerzbank for the acquisition of the Navios Bonavis; (d) $115.8 million million drawdown from Commerzbank for the construction of three Capesize vessels; (e) $120.0 million drawdown from Deka Bank for the acquisition of two Capesize vessels; (f) $20.0 million drawdown of the unsecured bond for the acquisition of Navios Pollux; (g) $110.0 million drawdown from the Marfin Egnatia Bank loan facility; and (h) the net movement of $22.5 million from the Logistics loan due to the drawdown for the construction of Makenita H and the acquisition of Hidronave S.A. This was partially offset by: (a) the acquisition of treasury stock amounting to $0.7 million; (b) the $9.5 million increase in restricted cash required under the amendment in one of its facility agreements; (c) the $27.6 million of dividends paid during 2009 in connection with the third quarter and fourth quarter of 2008 and the first and second quarters of 2009; and (d) a $334.0 million repayment of Navios Holdings’ outstanding debt.
Cash used in operating activities for the year ended December 31, 2009 as compared to the cash provided for the year ended December 31, 2008:
          Net cash from operating activities increased by $156.5 million to $216.5 million cash provided by operating activities for the year ended December 31, 2009 as compared to $28.4 million cash used in operating activities for the year ended December 31, 2008.
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
          Restricted cash increased by $89.3 million from $17.9 million at December 31, 2008 to $107.2 million at December 31, 2009. The primary reason for this increase was (a) the amount of $90.9 million prepaid upon the issuance of the ship mortgage notes and currently held in a pledged account with HSH Nordbank and Commerzbank AG to be released to the Company subject to nominations of substitute vessels agreed by the bank which forms part of financing activities, (b) $9.5 million following the amendment of the facility with HSH Nordbank and Commerzbank AG in March 2009, according to which Navios Holdings is obliged to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009) and (c) $0.6 million increase in restricted cash of Navios Logistics. This increase was partially mitigated by (a) a decrease in deposits made to NOS ASA and LCH in 2009 with respect to FFAs trading by $1.1 million and $8.9 million, respectively, due to the decrease in the number of trades with NOS ASA and LCH at year end 2009 compared with the same period in 2008 and (b) a $1.7 million decrease in other pledged accounts.
          Accounts receivable, net, decreased by $31.3 million from $109.8 million at December 31, 2008 to $78.5 million at December 31, 2009. The primary reason was a decrease in the receivable amount from FFA trading partners which decreased by $37.8 million from $53.8 million at December 31, 2008 to $16.0 million at December 31, 2009 and a decrease in all other receivable categories by $3.4 million. This decrease was mitigated by a $9.9 million increase in other categories of accounts receivable.
          Prepaid expenses and other current assets decreased by $0.6 million from $28.3 million at December 31, 2008 to $27.7 million at December 31, 2009. The main reason was a decrease in claims receivables of $2.6 million and the decrease in prepaid voyage and operating costs of $5.6 million. This increase was mitigated by an increase in inventories of $3.4 million, an increase of $2.3 million in contributions from noncontrolling shareholders (relates to pending contributions from noncontrolling shareholders of the Malva H, Estefania H and Makenita H), an increase of $0.5 million in prepaid taxes and a net increase in other assets of $1.4 million.
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
          Accrued expenses increased by $13.5 million to $48.0 million at December 31, 2009 from $34.5 million at December 31, 2008. The primary reasons were an increase in accrued interest of $6.1 million, an increase of $3.2 million in accrued expenses relating to direct vessel expenses, an increase of $2.8 million in accrued trade payables, an increase of $0.5 million in dividend payable relating to the preferred stock issued during 2009, an increase of $0.4 million in consultancy and legal fees and a net increase of $0.5 million in all other categories.
          Deferred income and cash received in advance decreased by $1.8 million to $9.5 million at December 31, 2009 from $11.3 million at December 31, 2008. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of the Navios Hope, Navios Apollon and Navios Sagittarius to Navios Partners to be amortized over the next year amounting to $3.7 million. The primary reasons for the decrease in deferred income was the decrease in deferred freight by $7.6 million and the net decrease of $1.0 million in all other categories deferred hire, which increased by $4.3 million and deferred gain from the sale of assets that increased by $2.5 million.
Cash used in investing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:
          Cash used in investing activities was $802.5 million for the year ended December 31, 2009, or an increase of $349.9 million from $452.6 million from the same period in 2008.
          Cash used in investing activities was the result of: (a) the payment of $25.6 million and $31.6 million cash portion for the acquisition of the Navios Vega in February 2009 and the Navios Celestial in September 2009, respectively, and $455.6 million cash portion for the acquisition of seven Capesize vessels (Navios Bonavis, Navios Happiness, Navios Pollux, Navios Aurora II, Navios Lumen, Navios Phoenix and Navios Stellar); (b) the deposits for acquisitions of Capesize vessels under construction amounting to $238.8 million; (c) $90.9 million that are kept in a pledged account and may be released to the Company subject to nominations of substitute vessels agreed by the bank; (d) the purchase of other fixed assets amounting $26.9 million mainly relating to the construction of the new silo of Navios Logistics and the acquisition of the tanker vessel Makenita H; and (e) the payment of $0.4 million for the acquisition of Hidronave S.A. net of cash acquired. The above was partially offset by $0.5 million received in connection with the capital lease receivable and by $66.6 million consideration received for the sale of the Navios Apollon and for the sale of the rights of the Navios Sagittarius to Navios Partners.
          Cash used in investing activities was $452.6 million for the year ended December 31, 2008. This was the result of (a) the payment of $110.1 million (net of acquired cash of $5.6 million) for the acquisition of Horamar, (b) the acquisition of the vessels Navios Orbiter, Navios Hope and Navios Ulysses for an aggregate amount of $118.8 million, (c) the deposits on vessel acquisitions amounting to $197.9 million relating to the deposits for the eight Capesize vessels that were to be delivered on various dates through the fourth quarter of 2009 and the two Ultra Handymaxes, delivered on each of October 10, 2008 and February 18, 2009, and (d) the purchase of other fixed assets amounting to $100.8 million mainly relating to the acquisition of tanker vessels, barges and push boats. The above was partially offset by $4.8 million received in connection with the finance lease receivable, the proceeds of $35.1 million from the sale of the Obeliks and $35.0 million cash proceeds from the sale of the Navios Hope to Navios Partners.
Cash provided by financing activities for the year ended December 31, 2009 as compared to the year ended December 31, 2008:
          Cash provided by financing activities was $626.4 million for the year ended December 31, 2009, as compared to $187.1 million for the same period of 2008.
          Cash provided by financing activities for the year ended December 31, 2009 was the result of $603.2 million of loan proceeds (net of relating financing fees of $18.1 million) in connection with (a) $48.5 million drawdown from the loan facility with DNB NOR BANK ASA for the construction of one Capesize vessel, (b) a $124.5 million drawdown from the loan facilities of Emporiki Bank of Greece for the construction of two Capesize vessels, (c) a $60.0 million drawdown from Commerzbank for the acquisition of the Navios Bonavis, (d) a $115.8 million drawdown from Commerzbank for the construction of three Capesize vessels, (e) $120.0 million drawdown from Deka Bank for the acquisition of two Capesize vessels, (f) a $20.0 million drawdown of the unsecured bond for the acquisition of Navios Pollux, (g) a $110.0 million drawdown from the Marfin Egnatia Bank loan facility and (h) the net movement of $22.5 from the Navios Logistics loan due to the drawdown for the construction of Makenita H and the acquisition of Hidronave. This was partially offset by: (a) the acquisition of treasury stock amounting to $0.7 million; (b) the $9.5 million increase in restricted cash required under the amendment in one of its facility agreements; (c) the $27.6 million of dividends paid during 2009 in connection with the third quarter and fourth quarter of 2008 and the first and second quarters of 2009; and (d) a $334.0 million repayment of Navios Holdings’ outstanding debt.
          Cash provided by financing activities for the year ended December 31, 2008 was the result of $119.8 million in loan proceeds (net of relating finance fees of $2.3 million) in connection with the loan facility of Nauticler S.A. of $70.0 million, the loan facilities with DNB NOR BANK ASA of $18.0 million and Emporiki Bank of Greece of $34.1 million for the construction of four Capesize vessels, $90.0 million drawdown from the revolving facility with Marfin Egnatia Bank, $102.7 million drawdowns from the available HSH revolving facility, and $6.7 million of cash proceeds relating to the issuance of common stock through exercise of warrants. This was partially offset by (a) the acquisition of treasury stock amounting to $51.0 million, (b) the $52.6 million repayment of Navios Holdings’ outstanding debt, and (c) $28.6 million of dividends paid.
          Adjusted EBITDA: EBITDA represents net income before interest, taxes, depreciation, and amortization. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and presents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Adjusted EBITDA is also used: (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.
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
          Adjusted EBITDA for the years ended December 31, 2010 and 2009 was $356.1 million and $206.8 million, respectively. The $149.3 million increase in Adjusted EBITDA was primarily due to: (a) an increase in revenue of $81.2 million to $679.9 for the year ended December 31, 2010 from $598.7 million for the same period in 2009; (b) a decrease of $17.2 million in time charter, voyage and logistic business expenses to $336.6 million for the year ended December 31, 2010 from $353.8 million for the same period in 2009; (c) an increase in gains from derivatives of $3.7 million to $4.1 million for the year ended December 31, 2010 from $0.4 million in the same period of 2009; (d) a decrease in net other expense by $12.0 million to $1.8 million for the year ended December 31, 2010 from $13.8 million in the same period of 2009; (e) an increase in gain on sale of assets by $34.6 million; (f) a gain on fair value of investment in Navios Acquisition of $17.7 million; (g) a decrease in noncontrolling interest income of $3.5 million to $0.5 million loss for the year ended December 31, 2010 from $3.0 million income for the same period in 2009; and (h) an increase in equity in net earnings from affiliated companies of $11.4 million to $40.6 million for the year ended December 31, 2010 from $29.2 million in the same period of 2009. The overall variance of $181.3 million was partially offset by: (a) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $14.8 million to $43.8 million for the year ended December 31, 2010 from $29.0 million in the same period of 2009; (b) an increase in general and administrative expenses of $14.4 million (excluding share based compensation expenses) to $56.1 million for the year ended December 31, 2010 from $41.7 million in the same period of 2009; (c) an increase in provision for losses on accounts receivable by $2.5 million to $4.7 million for the year ended December 31, 2010 from $2.2 million in the same period of 2009; and (d) a decrease in interest income from investments in finance leases by $0.4 million to $0.9 million for the year ended December 31, 2010 from $1.3 million in the same period of 2009.
          Adjusted EBITDA for the years ended December 31, 2009 and 2008 was $206.8 million and $165.5 million, respectively. The $41.3 million increase in EBITDA was primarily due to: (a) a decrease in time charter, voyage and logistic business expenses by $712.4 million from $1,066.2 million in 2008 to $353.8 million in the same period in 2009; (b) an increase in equity in net earnings from affiliated companies by $11.8 million from $17.4 million in 2008 to $29.2 million for the same period in 2009; (c) a decrease in provision for losses on accounts receivable by $0.4 million. This overall favorable variance of $724.6 million was mitigated mainly by: (a) a decrease in revenue by $647.4 million from $1,246.1 million in 2008 to $598.7 million for the same period in 2009; (b) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) by $4.3 million from $24.7 million in 2008 to $29.0 million for the same period in 2009; (c) an increase in general and administrative expenses by $7.4 million from $34.3 million in 2008 to $41.7 million for the same period in 2009 (excluding $2.2 million and $2.7 million share-based compensation for 2009 and 2008, respectively); (d) a decrease in gain from derivatives by $7.7 million from $8.1 million in 2008 to $0.4 million for the same period in 2009; (e) an increase in net other expenses by $7.3 million; (f) a decrease in interest income from investments in finance lease by $0.9 million; (g) an increase in income attributable to noncontrolling interests by $1.3 million; and (h) a decrease in gains from sale of assets by $7.0 million.
Long-Term Debt Obligations and Credit Arrangements:
          Senior Notes: In December 2006, the Company issued $300.0 million senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes were fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. In addition, the Company had the option to redeem the notes in whole or in part, at any time before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and now has such option since it is after December 15, 2010, to redeem at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012. Furthermore, upon occurrence of certain change of control events, the holders of the notes might require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement, the Company and the guarantors filed a registration statement prior to June 25, 2007, which was filed and became effective on July 5, 2007, that enabled the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company had to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales were not reinvested in the business within a specified period or used to pay secured debt.
          On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “Notes”). The Notes are guaranteed by all of the subsidiaries that provide a guarantee of Navios Holdings’ existing 8.875% first priority ship mortgage notes due 2017.
          The net proceeds from the sale of the Notes were used to redeem any and all of Navios Holdings’ outstanding 9.5% Senior Notes due 2014 (“2014 Notes”) and pay related transaction fees and expenses and for general corporate purposes. The offer to redeem the Notes (“Tender offer”) expired on February 11, 2011 with $25.0 million in aggregate principal amount of 2014 Notes outstanding.

          Navios Holdings redeemed for cash, on February 28, 2011, all 2014 Notes that remained outstanding after completion of the Tender Offer, at a redemption price of $1.05 per $1,000 principal amount of 2014 Notes, plus accrued and unpaid interest to, but not including that redemption date.
          Ship Mortgage Notes: In November 2009, the Company issued $400.0 million first priority ship mortgage notes due on November 1, 2017 at 8.875% fixed rate. The ship mortgage notes are senior obligations of Navios Holdings and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105.0 million from the proceeds of the issuance into an escrow account. In December 2009, this amount was released to partially finance the acquisition of two designated Capesize vessels. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Company and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. The Company was in compliance with the covenants as of December 31, 2010.
Loan Facilities:
          The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2010, the Company was in compliance with all of the covenants under each of its outlined below credit facilities.
          HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility is composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10.0 million. After such amendment the term loan facility was repayable in 19 quarterly payments of $2.6 million, seven quarterly payments of $5.7 million and a balloon payment of $166.4 million. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14.0 million ($5.0 million in March 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 basis points. The amendment was effective until January 31, 2010.
          Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13.5 million of the loan facility and permanently reduced its revolving credit facility by $4.8 million.
          Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on 10 vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197.6 million, of which $195.0 million was funded from the issuance of the ship mortgage notes and the remaining $2.6 million from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26.7 million and the term loan facility by $80.1 million. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) release of certain pledge deposits amounting to $117.5 million and acceptance additional securities of substitute vessels; and (b) to set a margin ranging from 115 basis points to 175 basis points depending on the specified security value. In April, 2010, the available amount of $21.6 million under the revolving facility was drawn and an amount of $117.5 million was kept in a pledged account. As of September 30, 2010, restricted cash of $18.0 million for financing the Navios Vector acquisition was drawn. The amount of $74.0 million for financing the Navios Melodia and Navios Fulvia acquisition ($37.0 million for each vessel) was drawn from the pledged account and a prepayment of $25.6 million was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010.
          The loan facility requires compliance with financial covenants, including specified SVM contained to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

          The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.
          On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71.9 million.
          As of December 31, 2010, the outstanding amount under the revolving credit facility was $15.7 million and the outstanding amount under the loan facility was $63.0 million.
          Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130.0 million.
          In August 2009, Navios Holdings entered into another loan agreement with Emporiki Bank of Greece of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 basis points. As of December 31, 2010, the full amount of $75.0 million was drawn under this facility. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. Following the delivery of both vessels the loan also requires compliance with certain financial covenants.
          On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64.4 million. Following the delivery of the Navios Antares on January 2010, an additional amount of $14.8 million was drawn and the outstanding amount of the facility $64.4 million. The amended facility is repayable in 10 semi-annual installments of $3.0 million and 10 semi-annual installments of $2.0 million with a final balloon payment of $14.9 million on the last payment date. The interest rate of the amended facility is based on a margin of 175 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of December 31, 2010, the outstanding amount under this facility was $61.4 million.
          In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable in 20 semi-annual equal installments of $1.5 million each, with a final balloon payment of $10.0 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. It bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2010, the amount drawn was $28.0 million.
          DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66.5 million has been cancelled following the cancellation of construction of one Capesize bulk carrier. As of June 30, 2010, the total available amount of $66.5 mllion was drawn. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2.9 million, with a final payment of $34.6 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. The interest rate of the amended facility is based on a margin of 225 basis points as defined in the new agreement. As of December 31, 2010, the outstanding amount under this facility was $60.7 million.
          In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable three months following the delivery of the Capesize vessel in 24 equal quarterly installments of $0.6 million each, with a final balloon payment of $24.5 million on the last payment date. It bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2010, the amount drawn was $19.0 million.
          Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39.0 million was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39.0 million kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of December 31, 2010, $91.0 million was outstanding under this facility.
          Convertible Debt: In February 2009, Navios Holdings issued $33.5 million of convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest was payable semi-annually. Unless previously converted, the amount was payable in February 2012. The Company had the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair value on issuance at a discounted face value of 94.5%. The fair value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
          On November 3, 2010, Navios Holdings purchased the 2% convertible debt having a principal amount of $33.5 million, dated

February 18, 2009, for an aggregate price of $29.1 million, resulting in a gain of $3.8 million under “Other income” in the statements of income. The closing of the purchase of the convertible senior debt occured on November 16, 2010.
          Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility term was extended to October 2011. It bears interest at a rate based on a margin of 275 basis points. Since September 7, 2010, the available amount of the loan facility has been reduced to $30.0 million. During 2010, a total amount of $43.4 million was drawn and had been fully repaid.
          Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $0.9 million with a final payment of $24.7 million on the last payment date. It bears interest at a rate based on a margin of 225 basis points. As of December 31, 2010, the outstanding amount was $111.5 million. The loan facility requires compliance with the covenants contained in the senior notes. Following the sale of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010 to Navios Partners, respectively, Navios Holdings cancelled two of the four tranches and fully repaid in October 2010 their outstanding loan balances, $53.6 million and $54.5 million, respectively.
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
          DVB Facility: On August 4, 2005, Kleimar entered into a $21.0 million loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and was repayable in 20 quarterly installments of $0.3 million each with a final balloon payment of $15.4 million in August 2010. The loan was secured by a mortgage on a vessel together with assignment of earnings and insurances. As of December 31, 2010, the outstanding amount under this facility had been fully repaid.
Navios Acquisition loans:
          Ship Mortgage Notes: In October 2010, Navios Acquisition issued $400.0 million first priority ship mortgage notes due on November 1, 2017 at an 8.625% fixed rate (the “2011 Acquisition Notes”). The 2011 Acquisition Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of Navios Acquisition’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of Navios Acquisition’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the 2011 Acquisition Notes in whole or in part, as its option, at any time: (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points; (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par in. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the 2011 Acquisition Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the 2011 Acquisition Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the 2011 Acquisition Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the 2011 Acquisition Notes may require Navios Acquisition to repurchase some or all of the 2011 Acquisition Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Navios Acquisition and the guarantors agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered Notes with identical terms which was effective January 31, 2011.
          The 2011 Acquisition Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Navios Acquisitions’ subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). All subsidiaries are 100% owned. Navios Acquisition does not have any independent assets or operations.
          The 2011 Acquisition Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Acquisition’s properties and assets and creation or designation of restricted subsidiaries.
          Following the issuance of the 2011 Acquisition Notes and net proceeds raised of $388.9 million, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343.8 million, and $27.6 million was used to partially repay the $40.0 million Navios Holdings’ credit facility, which has been eliminated upon consolidation.
          Navios Acquisition filed an exchange registration statement that was declared effective on January 31, 2011. Following the effectiveness, all $400.0 million of the outstanding 2011 Acquisition Notes were exchanged for a like amount of notes which have been registered under the Securities Act 1933, as amended. The exchange was completed on March 2, 2011.
          Credit Facilities
          Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of its initial asset acquisition, that qualified as Navios Acquisition’s initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150.0 million (divided in six equal tranches of $25.0 million each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $0.8 million each with a final balloon payment of $16.8 million to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $107.2 million was drawn under this facility.
          BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial asset acquisition, that qualified as Navios Acquisition’s initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75.0 million (divided in three equal tranches of $25.0 million each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $0.8 million each with a final balloon payment of $16.8 million to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $36.2 million was drawn under this facility.
          DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $0.5 million each with a final balloon payment of $15.2 million to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, the outstanding amount under this facility was $50.2 million.
          Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80.0 million revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2010, the outstanding amount under this facility was $80.0 million.
          Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.2 million (divided into two tranches of $26.1 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.3 million, each with a final balloon payment of $15.1 million, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 basis points for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 basis points. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of December 31, 2010 was $22.8 million.
          Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52.0 million (divided into two tranches of $26.0 million each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $0.3 million each with a final balloon payment of $15.0 million, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $13.0 million was drawn ($6.5 million from each of the two tranches) under this facility.
          The VLCC Acquisition Credit Facilities
          On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, Navios Acquisition entered into, assumed and supplemented the VLCC Acquisition credit facilities described below. The VLCC Acquisition credit facilities were fully repaid and terminated with the proceeds of the 2011 Acquisition Notes on October 21, 2010.
          In connection with the full repayment of the VLCC facilities of $343.8 million Navios Acquisition paid prepayment fees and breakage cost of $2.5 million and wrote-off unamortized deferred financing costs of $2.9 million. The total amount of $5.4 million was expensed in the statement of income.
          On December 12, 2006, a loan of $82.9 million was obtained from HSH Nordbank AG. The loan is secured by Shinyo Navigator by Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56.1 million and was repayable in one installment of $2.1 million, one installment of $1.8 million, 12 installments of $2.0 million, eight installments of $1.5 million and four installments of $2.0 million after the prepayment of $8.0 million on September 13, 2010. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $8.0 million held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0 as the facility was repaid with the proceeds from the issuance of the 2011 Acquisition Notes, on October 21, 2010.
          On September 5, 2007, a syndicated loan of $65.0 million was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54.7 million and was repayable in one installment of $0.9 million, four installments of $0.95 million, four installments of $1.0 million, four installments of $1.1 million, four installments of $1.15 million four installments of $1.2 million, seven installments of $1.25 million and a balloon payment of $23.6 million payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 10, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0 as it was repaid with the proceeds from the issuance of the 2011 Acquisition Notes, on October 21, 2010.
          On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.9 million and was repayable in three installments of $1.6 million, eight installments of $1.7 million, four installments of $1.8 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $10.4 million payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of December 31, 2010 was $0, since it was repaid with the proceeds from the issuance of the 2011 Acquisition Notes, on October 21, 2010.
          On January 4, 2007, a syndicated loan of $86.8 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58.8 million and was payable in six installments of $1.6 million, four installments of $1.7 million, four installments of $1.9 million, four installments of $2.0 million, four installments of $2.1 million, three installments of $2.2 million and a balloon payment of $12.1 million together with the last installment. Forty quarterly payments are to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0, as it was repaid with the proceeds from the issuance of the 2011 Acquisition Notes, on October 21, 2010.
          On May 16, 2007, a syndicated loan in the amount of $62.0 million was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38.8 million and was repayable in three installments of $1.9 million, four installments of $2.1 million, four installments of $2.2 million and three installments of $2.4 million together with a balloon payment of $8.9 million. Payments were to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0, since the facility was repaid through the issuance of the 2011 Acquisition Notes, on October 21, 2010.
          On March 26, 2010, a loan facility of $90.0 million was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as September 10, 2010 was $90.0 million. The loan was secured by Shinyo Saowalak together with security interests in related assets and was repayable by twelve installments of $1.8 million, twelve installments of $2.0 million and sixteen installments of $2.8 million. The first repayment was to be made on September 21, 2010 with the last installment to be paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of December 31, 2010 was $0, since the facility was paid in full on October 21, 2010 with the proceeds from the issuance of the 2011 Acquisition Notes.
Navios Logistics loans:
          Marfin Facility
          On March 31, 2008, Nauticler S.A. entered into a $70.0 million loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and bore interest at LIBOR plus a margin of 175 basis points. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. The loan is repayable in one installment in March 2012. As of December 31, 2010, the amount outstanding under this facility was $70.0 million. On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40.0 million revolving credit facility. The proposed amended facility is expected to provide for the existing margin of 300 basis points and would be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The proposed amended facility will require compliance with customary covenants. The obligation of the bank under the proposed amended facility is subject to prepayment of the existing facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation.
          Joint Venture Indebtedness
          In connection with the acquisition of Horamar, Navios Logistics assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, a Navios Logistics’ majority owned subsidiary, in order to finance the construction of a 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 basis points. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment shall not extend beyond December 31, 2011. The loan can be prepaid before such date, upon two days written notice. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $6.6 million.
          In connection with the acquisition of Horamar, Navios Logistics assumed a $2.3 million loan facility that was entered into by Thalassa Energy S.A., a Navios Logistics’ majority owned subsidiary, in October 2007, in order to finance the purchase of two self-propelled barges (the Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 basis points. The loan is repaid in five equal installments of $0.5 million, four of which were made in November 2008, June 2009, January and August 2010 and the remaining one was repaid in March 2011. The loan also requires compliance with certain covenants. The loan is secured by a first priority mortgage over the two self-propelled barges. As of December 31, 2010, the amount outstanding under this facility was $0.5 million. The lender under this facility is our joint venture partner.
          On September 4, 2009, HS Navigation Inc., a Navios Logistics’ majority owned subsidiary, entered into a loan facility for an amount of up to $18.7 million that bears interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed beyond May 15, 2016. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $14.4 million.
          On December 15, 2009, HS Tankers Inc., a Navios Logistics’ majority owned subsidiary, entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million, which bears interest at LIBOR plus 225 basis points. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $21.1 million.
          On December 20, 2010, HS South Inc., a Navios Logistics’ majority owned subsidiary, entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14.4 million which bears interest at LIBOR plus 225 basis points. The loan will be repaid by installments. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS South Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed May 24, 2016. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $14.1 million.

          Other Indebtedness
          In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of a pushboat (Nazira). As of December 31, 2010, the outstanding loan balance was $0.7 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan also requires compliance with certain covenants. The loan is repaid by installments of $5,740 each and the final repayment date can not extend beyond August 10, 2021. As of December 31, 2010, the Company was in compliance with all of the covenants under each of its credit facilities.
          The maturity table below reflects the principal payments of all credit facilities outstanding as of December 31, 2010 for the next five years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior notes and the ship mortgage notes. The maturity table below includes in the amount shown for 2016 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels delivered during the first quarter of 2011.

Amount in thousands of
Year	U.S. dollars
2011	$63,297
2012	226,808
2013	58,245
2014	407,545
2015	70,475
2016 and thereafter	1,255,753

Total	$2,082,123

          Working Capital Position: On December 31, 2010, Navios Holdings’ current assets totaled $350.0 million, while current liabilities totaled $201.6 million, resulting in a positive working capital position of $148.4 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2011 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2011.
          While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.
          Capital expenditures: Since 2007, the Company has entered into various agreements for the acquisition of newbuild Capesize vessels which were delivered on various dates throughout 2009 until February 2011. As of December 31, 2010, the Company took delivery of 14 Capesize vessels (the Navios Bonavis, the Navios Happiness, the Navios Pollux, the Navios Aurora II, the Navios Lumen, the Navios Phoenix, the Navios Stellar, the Navios Antares, the Navios Melodia, the Navios Fulvia, the Navios Buena Ventura, the Navios Bonheur, the Navios Etoile and the Navios Luz) and two Ultra Handymax vessels (the Navios Celestial and the Navios Vega). The remaining capital obligations for the acquisition of the last two newbuild Capesize vessels, the Navios Azimuth and the Navios Altamira, at December 31, 2010 amounted to approximately $49.9 million.
          As of December 31, 2010, Navios Acquisition took delivery of two LR1 product tankers, the Colin Jacob and of the Ariadne Jacob, one chemical tanker, the Nave Cosmos and six very large crude carriers. As of December 31, 2010, the remaining capital obligations of Navios Acquisition under its ship building contracts amounted to approximately $248.4 million.
          Concentration of Credit Risk: Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. . For the year ended December 31, 2010, none of the customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue and for the year ended 2008, none of the customers accounted for more than 10% of the Company’s revenue.
          In addition we have insured our charter-out contracts through a “AA+” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance).

          Effects of Inflation: Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. Inflation has a moderate impact on operating expenses, drydocking expenses and corporate overhead. Refer to “Statement of Operations Breakdown by Segment” in “Operating Results” for the discussion of the effects of inflation in Navios Logistics operations.
C. Research and development, patents and licenses, etc.
     Not applicable.
D. Trend information
     Not applicable.
E. Off-Balance Sheet Arrangements
          Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are disclosed in Navios Holdings’ Consolidated Financial Statements included in this Annual Report. As of December 31, 2010, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $1.1 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued no guarantees to third parties at December 31, 2010 and 2009.
          As of December 31, 2010, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $4.7 million. The respective provision for such contingencies was included in “Other long-term liabilities and deferred income”. According to the acquisition agreement, if such cases materialize against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability, since the management considers the receivable to be probable. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters will not adversely affect the Company’s financial position, results of operations or liquidity. In August 2009, Navios Logistics issued a performance guarantee of up to $4.0 million plus interest and costs in favor of a customer of its subsidiary, Petrolera San Antonio S.A., covering sales of gas oil contracted between the parties.
F. Contractual Obligations as at December 31, 2010:
Payment due by period ($ in millions)

		Less than			More than
Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt (1)(2)(6)	$1,372.7	$58.2	$193.9	$464.8	$655.8
Long-term debt Navios Acquisition(1)	709.4	5.1	91.2	13.2	599.9
Operating Lease Obligations (Time Charters)	972.5	88.5	204.6	195.3	484.1
Operating Lease Obligations Push Boats and Barges (Time Charters)	13.4	6.1	7.3	—	—
Capital lease obligations	32.3	1.3	31.0	—	—
Dry vessel deposits(3)	49.9	49.9	—	—	—
Tanker deposits (4)	248.4	132.7	115.7	—	—
Rent Obligations(5)	16.7	2.1	4.0	4.0	6.6

Total	$3,415.3	$343.9	$647.7	$677.3	$1,746.4

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.30% to 3.00% per annum.

(2)	The long-term debt contractual obligations includes in the amount shown for more than five years future principal payments of the drawn portion of credit facilities associated with the financing of the construction of two Capesize vessels, Navios Altamira and Navios Azimuth, which were delivered on January 28, 2011 and February 14, 2011, respectively.

(3)	Future remaining contractual deposits for the two Navios Holdings owned Capesize vessels, Navios Altamira, Navios Azimuth and Navios Astra, which were delivered on January 28, 2011, February 14, 2011, and February 21, 2011, respectively.

(4)	Future remaining contractual deposits for the one owned chemical tanker vessel, the one owned VLCC vessel, the seven MR2 product tanker vessels and the four LR1 product tanker vessels to be delivered in various dates through December 2012.

(5)	Navios Corporation also leases approximately 11,923 square feet of space at 825 3rd Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios ShipManagement Inc. and Navios Corporation lease approximately 2,034 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease that expires in 2017. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios ShipManagement Inc. leases approximately 1,368 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement that expires in 2019. On October 29, 2010, the existing lease agreement for its offices in Piraeus was amended and the Company leases since November 2010 253.75 less square meters which expires in 2019. On October 29, 2010, Navios Tankers Management Inc. entered also into a lease agreement for 253.75 square meters which expires in 2019. The table above incorporates only the lease obligation of the offices indicated in this footnote.

(6)	The amount does not include interest costs discount associated with our senior notes and ship mortgage notes.
Recent Accounting Pronouncements
          Fair Value Disclosures
In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standard requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within level 3, which will be effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standard did not have and is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.
Measuring Liabilities at Fair Value
In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance. The application of this new guidance did not have a significant impact on Navios Holdings’ consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g., troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. This new guidance was effective for Navios Holdings beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Holdings will continue to consider the impacts of this new guidance on an on-going basis.
Transfers of Financial Assets
In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Holdings for transfers of financial assets beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.
Subsequent Events
In February 2010, the FASB issued amended guidance on subsequent events. Securities and Exchange Commission filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Holdings adopted these new requirements in the first quarter of fiscal 2010.
Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Navios Holdings adopted these new requirements in fiscal 2010.
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
          Use of Estimates: The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.
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
          The Company also trades drybulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH, the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.
          At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.
          The Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statements of income. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statements of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For both years ended December 31, 2010 and 2009, no losses/gains were included in “Accumulated Other Comprehensive Income/ (Loss)”, and nothing was reclassified to earnings. For the year ended December 31, 2008, $19.9 million was included in “Accumulated Other Comprehensive Income/ (Loss)” and was reclassified to earnings in 2009.
          The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.
          Stock-based Compensation: : On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two or three years and three years, respectively. On December 17, 2009 and December 16, 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The awards on December 17, 2009 and December 16, 2010 of restricted common stock and restricted stock units to its employees, officers and directors vest over three years.
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
          Impairment of Long-lived Assets: Vessels, other fixed assets, other long lived assets and certain identifiable intangibles held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.
          For the year ended December 31, 2010, the management of Navios Holdings after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment loss should be recognized on the long-lived assets of Navios Holdings.
          Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn continue, management may be required to perform impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.
          No impairment loss was recognized for any of the periods presented.
          Vessel, Port Terminal, Tanker Vessels, Barges, Push boats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combination are recorded at fair value on the date of acquisition. Vessels acquired as asset acquisitions would be stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.
          Expenditures for routine maintenance and repairs are expensed as incurred.
          Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value.
          Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years
          Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.
          Deferred Drydock and Special Survey Costs:
          The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively for vessels, every 60 months for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold. When vessels are acquired the portion of the vessels’ capitalized cost that relates to drydocking or special survey is treated as a separate component of the vessels’ cost and is deferred and amortized as above. This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey.
          Goodwill and Other Intangibles:
          (i) Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.
          The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.
          If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.
No impairment loss was recognized for any of the periods presented.
          (ii) Intangibles other than goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name, port terminal operating rights, backlog assets and liabilities.
          The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years.
          The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.
          Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, and backlog assets and liabilities, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.
          When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.
          The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the Depreciation and Amortization line item.
          The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2010 there was no impairment of intangible assets.
          Vessel purchase options, which are included in favourable leases, are not amortized and when the purchase option is exercised the asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. Vessel purchase options which are included in unfavourable lease terms, are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of “gain/loss on sale of the assets”. If the option is not exercised at the expiration date it will be written-off to the statements of income.
          Investment in available for sale securities:
          The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.
          As of December 31, 2010 and 2009 the carrying amounts of the AFS Securities were $99.1 million and $46.3 million, respectively, and the unrealized holding gains/(losses) related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $32.6 million, $15.2 million and $(22.6) million, respectively, as of December 31, 2010, 2009 and 2008. During 2010, 2009, and 2008, the Company recognized in earnings realized losses amounting to $0, $13.8 million and $0, respectively.
G. Safe Harbor
          Applicable to the extent the disclosures in Item 5.E and 5.F above require the statutory safe harbor protections provided to forward-looking statements.
Item 6. Directors, Senior Management and Employees
A. Directors and Senior Management
     The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	46	Chairman of the Board and Chief Executive Officer
George Achniotis	46	Chief Financial Officer
Ted C. Petrone	56	President of Navios Corporation and Director
Michael E. McClure	65	Vice President — Corporate Affairs
Vasiliki Papaefthymiou	42	Executive Vice President, Legal and Director
Anna Kalathakis	41	Senior Vice President, Legal Risk Management
Shunji Sasada*	53	Chief Operating Officer — Navios Corporation
Spyridon Magoulas	57	Director
John Stratakis	46	Director
Efstathios Loizos	49	Director
George Malanga	53	Director

*	Significant employee
          Angeliki Frangou has been Navios Holdings’ Chairman of the Board and Chief Executive Officer since August 25, 2005, the date of the acquisition of Navios Holdings by ISE. Prior to the acquisition, Ms. Frangou was the Chairman, Chief Executive Officer and President of ISE from September 2004 until ISE’s acquisition of and merger into Navios Holdings. Ms. Frangou was the chief executive officer of Maritime Enterprises Management S.A., a company located in Piraeus, Greece that specializes in the management of dry cargo vessels of various types and sizes, from the time she founded the company in October 2001 until August 2005. From 1990 to October 2001, Ms. Frangou was the chief executive officer of Franser Shipping S.A., a company that was located in Piraeus, Greece, and was also engaged in the management of dry cargo vessels. Prior to her employment with Franser Shipping, Ms. Frangou was an analyst on the trading floor of Republic National Bank of New York from 1987 to 1989. Ms. Frangou was also a member of the board of directors of Emporiki Bank of Greece, the second largest retail bank in Greece, from April 2004 to July 2005. Ms. Frangou is currently the Chairman and Chief Executive Officer of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. Ms. Frangou is currently the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, a New York Stock Exchange listed company, and has served in such position since June 2008. Ms. Frangou is also the Chairman of the board of directors of IRF European Finance Investments Ltd., listed on the

AIM of the London Stock Exchange. She was also Chairman of the board of directors of Proton Bank, based in Athens, Greece, from June 2006 until September 2008. Ms. Frangou is Member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and Vice Chairman of China Classification Society Mediterranean Committee, and member of the Hellenic and Black Sea Committee of Bureau Veritas and member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.
          George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings He has more than 19 years experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991 and he holds a Bachelor’s degree in Civil Engineering from the University of Manchester.
          Ted C. Petrone became a director of Navios Holdings in May 2007, having become President of Navios Corporation in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 33 years, of which 30 have been with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone has been responsible for all the aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also President of Navios Acquisition, New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He served aboard U.S. Navy (Military Sealift Command) tankers.
          Michael E. McClure has been Executive Vice President — Corporate Affairs since January 1, 2010, having served as the Chief Financial Officer of Navios Partners from its inception. He was the Chief Financial Officer of Navios Holdings from October 1, 2005 to April 2007. Prior to that date, Mr. McClure was Vice President — Research & Risk Management of Navios Corporation where he was responsible for derivative trading strategies, economic research, financial analysis and various commercial functions. Mr. McClure joined Navios Holdings in 1978 while the Company was a wholly owned subsidiary of U.S. Steel. He held various positions throughout the Company including its Director of South American Transportation Projects, which included Navios Holdings’ owned port and storage facility in Uruguay and its commercial lead in Venezuela and Columbia. He is a prior board member of The Baltic Exchange and a former chairman of the Baltic Exchange Freight Market Indices Committee. Mr. McClure graduated from St. Mary’s College with a B.A. and Marquette University, Milwaukee, Wisconsin, with an M.B.A.
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
          Anna Kalathakis has been Senior Vice President — Legal Risk Management of Navios Holdings since December 8, 2005. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. and an Associate Director of the Company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, was admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus BAR, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).
          Shunji Sasada became Chief Operating Officer of Navios Corporation in June 2007. Previously, as Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada remains President of Navimax Corporation, the Ultra Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. He is a graduate of Keio University, Tokyo, with a B.A. degree in Business.
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
          John Stratakis has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the President of the Hellenic — American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law — American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.
          Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of Companies with the responsibility of supervising MABEL S.A., one of the affiliated companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the Group. In May 2010, Mr. Loizos was elected member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research. Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliated company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. He is one of the founders and Vice Chairman of the Board of Directors of Facility Plus which is engaged in the field of property & facility management. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from New York University.
          George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga holds a bachelor degree in Business Administration from Rutgers College and an MBA in Finance from New York University.
B. Compensation
          The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $4.9 million for the year ended December 31, 2010. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $0.1 million. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively. On December 17, 2009 and December 16, 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The awards on December 17, 2009 and December 16, 2010, of restricted common stock and restricted stock units to its employees, officers and directors, vest over three years. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date. Stock options have been granted to executives and directors only and vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for seven years after its vesting date. As of the filing of this Annual Report on Form 20-F: a) 2,219,473 stock options to purchase the Company’s common stock have been issued of which 829,278 have vested and 130,577 have been exercised at an exercise price of $3.18 per share; 288,000 options were granted at an exercise price of $16.75 per share, 571,266 options were granted at an exercise price of $3.18 per share, 405,365 options were granted at an exercise price of $5.87 per share, 954,842 options were granted at an exercise price of $5.15 per share; and b) 1,413,239 shares of restricted stock and restricted stock units have been issued of which 574,631 have vested and in the aggregate 36,193 were forfeited during 2010, 2009, 2008 and 2007. Non-employee directors receive annual fees in the amount of $45,000 each plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, plus reimbursement of their out-of-pocket expenses, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices
          The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In April 2010 and in June 2010, Navios Holdings, following the resignations of Allan Shaw and Rex Harrington, appointed George Malanga and Efstathios Loizos to its Board of Directors, respectively. The term of office of the first class of directors, consisting of John Stratakis, George Malanga and Efstathios Loizos will expire in 2012. The term of office of the second class of directors, consisting of Ted C. Petrone and Spyridon Magoulas, will expire in 2013. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in November 2011. No directors are entitled to any benefits upon termination of their term.
          The board of directors has established an audit committee of three independent directors. The audit committee is governed by a written charter, which was approved by the board of directors. One of the members of the audit committee is an “audit committee financial expert” for purposes of SEC rules and regulations. The audit committee, among other things, reviews our external financial reporting, engages our external auditors, approves all fees paid to auditors and oversees our internal audit activities and procedures and the adequacy of our internal accounting controls. Our audit committee is comprised of Messrs. George Malanga, Efstathios Loizos and Spyridon Magoulas, and our audit committee financial expert is Mr. Efstathios Loizos.
          The board of directors has established a nominating and governance committee of three independent directors, Messrs. John Stratakis, who serves as a Chairman, Spyridon Magoulas and George Malanga. This committee is governed by a written charter, which was approved by the board of directors. The nominating and governance committee is responsible for providing assistance to the board of directors in fulfilling its responsibility to the Company’s stockholders relating to the Company’s nominating procedures and practices for appointing officers and directors as well as the Company’s oversight, analysis and recommendations with respect to corporate governance and best practices, and the Company’s process for monitoring compliance with laws and regulations.
          The board of directors has established a compensation committee of three independent directors, Messrs. Efstahios Loizos, who serves as a Chairman, Spyridon Magoulas and John Stratakis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of employee compensation and approving any material change to existing compensation plans.
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
          With respect to shore-side employees, Navios Holdings employs 109 employees in its Piraeus, Greece office, 15 employees in its New York, New York office and 11 employees in its Antwerp, Belgium office. Navios Logistics employs 38 employees in its Asuncion, Paraguay offices, with 89 employees at the port facility in San Antonio, 124 office employees in the Buenos Aires, Argentina office, nine employees in its Montevideo, Uruguay office, with an additional 116 employees working at the port facility in Nueva Palmira and nine employees in its office in Brazil.
E. Share Ownership
          The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 5, 2011, based on 101,671,343 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.
          Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount and Nature	Percentage of
	of Beneficial	Outstanding
Name and Address of Beneficial Owner(1)	Ownership	Common Stock
Angeliki Frangou(2)	23,581.982	23.3%
George Achniotis	*	*
Michael E. McClure	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*

	Amount and Nature	Percentage of
	of Beneficial	Outstanding
Name and Address of Beneficial Owner(1)	Ownership	Common Stock
Ted C. Petrone	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
George Malanga	*	*
Efstathios Loizos	*	*
Shunji Sasada	*	*

*	Less than one percent

(1)	The business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.

(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of March 21, 2011, she had purchased approximately $10.0 million in value of common stock.
          The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.
          On October 18, 2007, 288,000 options were granted at an exercise price of $16.75 per share, on December 16, 2008, 571,266 options were granted at an exercise price of $3.18, on December 17, 2009, 405,365 options were granted at an exercise price of $5.87, and on December 16, 2010, 954,842 options were granted at an exercise price of $5.15, all based on service conditions only.
          On June 2, 2010, on July 1, 2010 and on September 9, 2010, 86,328, 15,000 and 29,249 stock options, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share.
          The stock options vest in three equal tranches over a three-year period from the grant date. Each option remains exercisable seven years after its vesting date.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
          The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 5, 2011, based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.
          Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

	Amount and
	Nature of	Percentage of
	Beneficial	Outstanding
Name	Ownership	Common Stock
Angeliki Frangou	23,581,982	23.3%
FMR LLC(1)	6,842,383	6.7%

(1)	Disclaims beneficial ownership except to the extent of its pecuniary interest.
B. Related Party Transactions
          Leases: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are €0.5 million (approximately $0.6 million) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement for its office in Piraeus was amended to reduce the amount of space leased. The total annual lease payments are €0.4 million (approximately $0.5 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

          On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters and houses part of the operations of the Company. The total annual lease payments are €0.08 million (approximately $0.1 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          Acropolis: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) a brokerage firm for freight and shipping charters as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2010 and 2009, the carrying amount of the investment was $0.4 million and $0.7 million, respectively. Dividends received for each of the years ended December 31, 2010, 2009 and 2008 were $1.0 million, $0.9 million, and $1.9 million, respectively. Commissions paid to Acropolis for each of the years ended December 31, 2010, 2009 and 2008, were $0.2 million, $0.3 million, and $1.7 million, respectively. Included in the trade accounts payable at December 31, 2010 and 2009 is an amount of $0.1 million and $0.1 million, respectively, which was due to Acropolis Chartering and Shipping Inc.
          Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the years ended December 31, 2010, 2009 and 2008 amounted to $19.7 million, $11.0 million and $9.3 million, respectively. In November 2009, the fixed fee period was extended for two years and the daily fees will be $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel.
          Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, Navios Holdings provides for five years from the closing of Navios Acquisition’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the years ended December 31, 2010, 2009 and 2008 amounted to $9.8 million, $0 and $0, respectively, which has been eliminated upon consolidation.
          General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2010, 2009 and 2008 amounted to $2.8 million, $1.8 million and $1.5 million, respectively.
          On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2010, 2009 and 2008 amounted to $0.4 million, $0 and $0, respectively.
          Balance due from affiliate: Due from affiliate at December 31, 2010 amounted to $2.6 million (2009: $2.0 million) which includes the current amounts due from Navios Partners (2009: $2.0 million). The balances mainly consist of management fees, administrative fees and other expenses.
          Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
          Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and

Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
Sale of vessels
          The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by Navios Holdings to Navios Partners. Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with above mentioned Navios Partners’ public offerings, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners.
          Sale of Navios Hope: On July 1, 2008, the Navios Hope was sold to Navios Partners in accordance with the terms of the Partners Omnibus Agreement. The sale price consisted of $35.0 million in cash and $44.9 million in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Hope was $51.5 million of which $24.9 million was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26.6 million which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Other long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offerings of: (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the over-allotment option and further to 37.0% in November 2009. As a result of this decrease, $3.5 million, $1.1 million and $2.6 million, respectively, of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. Following the Navios Partners’ public equity offering of 3,500,000 common units in February 2010, the 4,500,000 common units public offering in May 2010, the public offering of 5,500,000 common units in October 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, then to 31.3% and to 27.5%, recognizing an additional $1.8 million, $0.9 million and $1.6 million, respectively, of the deferred gain in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2010, the unamortized portion of the gain was $11.8 million.
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
          Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights of the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34.6 million. The book value of the vessel was $4.3 million, resulting in a gain from her sale of $30.3 million, of which, $16.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13.5 million representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Other long-term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the overallotment option and $0.7 million of the deferred gain has been recognized in the statements of income in 2009 under “Equity in net earnings of affiliated companies”.
          Following Navios Partners’ public equity offering of 4,000,000 common units in November 2009, the public offering of 3,500,000 common units in February 2010, the public offering of 4,500,000 common units in May 2010, the public offering of 5,500,000 common units in October 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 37%, then to 33.2%, to 31.3% and then to 27.5% recognizing an additional $1.5 million, $1.1 million, $0.5 million and $1.0 million, respectively, of the deferred gain which has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2010, the unamortized portion of the gain was $6.9 million.

          Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners. The sale price of $32.0 million was received entirely in cash. The book value of the vessel was $25.1 million, resulting in gain from her sale of $6.9 million, of which, $4.0 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2.9 million representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Other long-term liabilities and deferred income” and is being amortized over the remaining life of the vessel or until it is sold. Following the Navios Partners’ public equity offering of 4,000,000 common units in November 2009, the public offering of 3,500,000 common units in February 2010, , the public offering of 4,500,000 common units in May 2010, the public offering of 5,500,000 common units in October 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 37%, then to 33.2%, to 31.3% and then to 27.5% recognizing an additional $0.3 million, $0.2 million, $0.09 million and $0.1 million, respectively, of the deferred gain which has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2010, the unamortized portion of the gain was $0.6 million.
          Sale of Navios Hyperion: On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel to Navios Partners for $63.0 million in cash. The book value of the vessel was $25.2 million, resulting in gain from the sale of $37.8 million, of which, $23.8 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $14.0 million representing profit of Navios Holdings’ 37.0% interest in Navios Partners has been deferred under “Other long-term liabilities and deferred income” and is being amortized over the vessel’s remaining useful life or until it is sold. Following Navios Partners’ public equity offering of 3,500,000 common units in February 2010, the 4,500,000 common units public offering in May 2010, the public offering of 5,500,000 common units in October 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, then to 31.3% and to 27.5%, recognizing an additional $1.4 million, $0.7 million and $1.2 million, respectively, of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2010, the unamortized portion of the gain was $8.0 million.
          Sale of Navios Aurora II: On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 dwt, to Navios Partners for $110.0 million. Out of the $110.0 million purchase price, $90.0 million was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. The investment in the 1,174,219 common units is classified as “Investments in available for sale securities”. The book value of the vessel was $109.5 million, resulting in gain from her sale of $0.8 million, of which $0.5 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $0.3 million representing profit of Navios Holdings’ 33.2% interest in Navios Partners has been deferred under “Other long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. The deferred gain has been fully amortized during the second quarter of 2010.
          Sale of Navios Pollux: On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South Korean-built Capesize vessel with a capacity of 180,727 dwt, to Navios Partners for $110.0 million. The book value of the vessel was $107.5 million, resulting in gain from the sale of $2.5 million, of which $1.7 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $0.8 million representing profit of Navios Holdings’ 31.3% interest in Navios Partners has been deferred under “Other long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. As of December 31, 2010, the deferred gain had been fully amortized.
          Sale of Navios Fulvia: On November 15, 2010, Navios Holdings sold the Navios Fulvia, a 2010 South Korean-built Capesize vessel with a capacity of 179,263 dwt, to Navios Partners for $98.2 million. The sale price consisted of $89.9 million in cash and $8.3 million in common units (436,231 common units) of Navios Partners. The investment in the 436,231 common units is classified as “Investments in available for sale securities”. The book value of the vessel was $67.2 million, resulting in gain from the sale of $31.0 million, of which $22.1 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $8.9 million representing profit of Navios Holdings’ 28.7% interest in Navios Partners has been deferred under “Other long-term liabilities and deferred income” and is being amortized over the vessel’s remaining useful life or until it is sold. As of December 31, 2010, the unamortized portion of the gain was $8.6 million.
          Sale of Navios Melodia: On November 15, 2010, Navios Holdings sold the Navios Melodia, a 2010 South Korean-built Capesize vessel with a capacity of 179,132 dwt, to Navios Partners for $78.8 million. The sale price consisted of $72.1 million in cash and $6.7 million in common units (352,139 common units) of Navios Partners. The investment in the 352,139 common units is classified as “Investments in available for sale securities”. The book value of the vessel was $68.8 million, resulting in gain from the sale of $10.0 million, of which $7.1 million had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2.9 million representing profit of Navios Holdings’ 28.7% interest in Navios Partners has been deferred under “Other long-term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. As of December 31, 2010, the unamortized portion of the gain was $2.8 million.
Navios Acquisition
          On July 1, 2008, the Company completed the initial public offering, or the IPO, of its subsidiary, Navios Acquisition, a then blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, the Company purchased Private Placement Warrants of Navios Acquisition for an

aggregate purchase price of $7.6 million. Prior to the IPO, Navios Holdings had purchased 8,625,000 units Sponsor Units for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant. Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
          On March 31, 2008, Navios Holdings provided a non-interest bearing loan of $0.5 million to Navios Acquisition, which was repaid in full during 2008.
          Navios Holdings had agreed that, until the consummation of a business combination, it would make office space available for use by Navios Acquisition, as well as certain office and secretarial services as may be required from time to time. Navios Acquisition had agreed to pay Navios Holdings $10,000 per month for such services; the charge was included in general and administrative expenses. Total general and administrative fees charged for the years ended December 31, 2010, 2009 and 2008 amounted to $0, $0.1 million and $0.1 million, respectively.
          On May 28, 2010, Navios Acquisition following the consummation of its business combination, entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services.
          Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million.
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457.7 million of which $128.7 million was to be from existing cash and the $329.0 million balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76.5 million.
          Purchase of shares in Navios Acquisition: Navios Holdings has purchased 6,337,551 shares of Navios Acquisition’s common stock for $63.2 million in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, which was consolidated in the financial statements of Navios Holdings from that date. As a result of gaining control, Navios Holdings recognized the effect of $17.7 million, which represents the fair value of the shares that exceed the carrying value of the Company’s ownership of 12,372,551 shares of Navios Acquisition’s common stock, in the statements of income under “Gain on change in control”. On November 19, 2010, following Navios Acquisition public offering of 6,500,000 shares of common stock at $5.50 per share, Navios Holdings’ interest in Navios Acquisition decreased to 53.7%. As of December 31, 2010, Navios Holdings interest in Navios Acquisition was 53.7%.
          Upon obtaining control of Navios Acquisition, the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17.7 million recorded in the statements of income under “Gain on change in control” and a gain of $5.9 million recorded in the statement of income under “Gain on derivatives”, respectively. Noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60.5 million. Goodwill amounting to $13.1 million was recognized representing the residual of Navios Holdings’ investment amounting to $95.2 million, the recognition of noncontrolling interest of $60.5 million less the fair value of Navios Acquisition’s net assets amounting to $142.6 million on May 28, 2010.
          Navios Holdings exchanged 7.7 million shares of Navios Acquisition’s common stock it held for non-voting preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings’ interest in Navios Acquisition decreased to 45%.
          Navios Acquisition Warrant Exercise Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program. Under the Warrant Exercise Program, holders of publicly traded warrants had the opportunity to exercise the public warrants on enhanced terms through August 27, 2010. Navios Holdings exercised in cash 13,635,000 private warrants and paid $77.0 million. Navios Holdings currently holds no other warrants of Navios Acquisition.
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
          Dividend Policy: At the present time, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of the business. The declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also “Long-term Debt Obligations and Credit Arrangements.”)
          On February 18, 2010, the Board of Directors declared a dividend of approximately $6.1 million in respect of the fourth quarter of 2009 of $0.06 per common share payable on April 8, 2010 to stockholders on record as of March 16, 2010.
          On May 17, 2010, the Board of Directors declared a dividend of approximately $6.1 million for the first quarter of 2010 of $0.06 per common share payable on July 7, 2010 to stockholders on record as of June 15, 2010.
          On August 17, 2010, the Board of Directors declared a dividend of approximately $6.1 million for the second quarter of 2010 of $0.06 per common share payable on October 6, 2010 to stockholders on record as of September 22, 2010.
          On November 12, 2010, the Board of Directors declared a dividend of approximately $6.1 million for the third quarter of 2010 of $0.06 per common share payable on January 5, 2011 to stockholders on record as of December 16, 2010.
          On February 18, 2011, the Board of Directors declared a dividend of approximately $6.1 million for the fourth quarter of 2010 of $0.06 per common share payable on April 8, 2011 to stockholders on record as of March 16, 2011.
B. Significant Changes
          Not applicable.
Item 9. Listing Details
          Since February 22, 2007, the principal trading market for our securities has been the New York Stock Exchange (“NYSE”) under the symbols “NM”, currently for our common stock, and “NMWS” prior to December 9, 2008 for our warrants. As of February 22, 2007, the Company’s common stock and warrants were no longer trading as a unit. In addition, on December 9, 2008, our publicly traded warrants expired and ceased to be publicly traded. For the period from November 3, 2005 to February 22, 2007 our common stock, warrants and units were trading on the Nasdaq National Market (“NASDAQ”) under the symbols “BULK”, “BULKW” and “BULKU”, respectively. Prior to November 3, 2005, the principal trading market of our securities was the Over-The-Counter Bulletin Board (“OTCBB”).
          The following table sets forth, for the periods indicated, the reported high and low quoted closing prices of our common stock, warrants and units on the New York Stock Exchange after February 22, 2007, on Nasdaq National Market from November 3, 2005 to February 22, 2007.
          On April 5, 2011, the closing price of our common stock was $5.84. The quotations listed below reflect closing prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:
          (a) For the four most recent full financial years: the annual high and low market prices:

	Common Stock		Warrants(*)		Units
Year Ended	High	Low	High	Low	High	Low
December 31, 2010	$7.55	$4.38	$—	$—	$—	$—
December 31, 2009	$6.60	$1.68	$—	$—	$—	$—
December 31, 2008	$14.95	$1.10	$9.91	$0.01	$—	$—
December 31, 2007	$19.76	$5.21	$14.75	$0.87	$14.90	$6.91
          (b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock		Warrants(*)		Units
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2011	$5.80	$4.76	$—	$—	$—	$—
December 31, 2010	$6.29	$5.00	$—	$—	$—	$—
September 30, 2010	$6.01	$4.38	$—	$—	$—	$—
June 30, 2010	$7.55	$4.63	$—	$—	$—	$—
March 31, 2010	$7.28	$5.50	$—	$—	$—	$—
December 31, 2009	$6.60	$4.40	$—	$—	$—	$—
September 30, 2009	$5.63	$3.54	$—	$—	$—	$—
June 30, 2009	$5.95	$2.18	$—	$—	$—	$—
March 31, 2009	$4.75	$1.68	$—	$—	$—	$—
          (c) For the most recent six months: the high and low closing prices for each month:

	Common Stock		Warrants(*)
Month Ended	High	Low	High	Low
March 2011	$5.70	$5.31	$—	$—
February 2011	$5.80	$4.91	$—	$—
January 2011	$5.69	$4.76	$—	$—
December 2010	$5.62	$5.00	$—	$—
November 2010	$6.29	$5.12	$—	$—
October 2010	$6.14	$5.63	$—	$—
September 2010	$5.89	$5.40	$—	$—

(*)	The warrants ceased to be publicly traded upon their expiration on December 9, 2008.
Item 10. Additional Information
A. Share Capital
     Not applicable.
B. Memorandum of articles of association
          Please refer to Exhibit 3.1 of Form F-1, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2005 with file number 333-129382, Exhibit 99.1 of Form 6-K, filed on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference, including the filings on Form 6-K (file number 001-33311) filed with the SEC : Exhibit 99.2 of Form 6-K filed on October 6, 2008; Exhibit 3.1 of Form 6-K filed on July 7, 2009; Exhibit 3.1 of Form 6-K filed on September 22, 2009; Exhibit 3.1 of Form 6-K filed on September 24, 2009; Exhibit 3.1 of Form 6-K filed on February 4, 2010; Exhibit 1.1 of Form 6-K filed on November 15, 2010; Exhibit 1.1 of Form 6-K filed on December 22, 2010, which the Company hereby incorporates by reference.
C. Material Contracts
          Please refer to Item 4.B for a discussion of our option agreements to purchase 11 chartered-in vessels and to Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.
D. Exchange controls
          Under the laws of the of the Marshall Islands, Uruguay, Liberia, Panama, Belgium, Luxembourg, Malta, Brazil, Paraguay, Cayman Islands, Hong Kong and the British Virgin Islands, the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.
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
          Navios Logistics subsidiaries are incorporated in countries which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Relating to the Argentinean subsidiaries, income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Mínima Presunta” or Alternative Minimum Income Tax). This is a 1% tax applicable over the gross value of the corporate assets (based on tax law criteria). Income tax liability of a given fiscal year is creditable against the Alternative Minimum Income Tax liability of such year. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. In the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, In any other case, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.
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
          As used herein, the term “U.S. Holder” means a beneficial owner of common stock who:
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
          Dividends paid on Navios Holdings common stock to a U.S. Holder who is an individual, trust or estate, a U.S. Non-Corporate Holder, will, under current law, generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder a preferential tax rates (through 2012), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) the dividend income is not required to be included in gross income under the controlled foreign corporation rules; (3) Navios Holdings is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios Holdings does not believe it is or will be); (4) the U.S. Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (5) the U.S. Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend” generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock paid by Navios Holdings. If Navios Holdings pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income”, then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
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
Sale, Exchange or Other Disposition of Common Stock
          Assuming Navios Holdings does not constitute with respect of a U.S. Holder, a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Navios Holdings common stock in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S.

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
Interest Rate Risk:
          Debt Instruments — On December 31, 2010 and December 31, 2009, Navios Holdings had a total of $2,082.1 million and $1,630.9 million, respectively, in long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed “Liquidity and Capital Resources” that bears interest at fixed rate.
          The interest on the loan facilities is at a floating rate and, therefore changes in interest rates would have effect on their interest rate and related expense. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates affect their value which as of December 31, 2010 was $1,152.8 million but do not affect the related interest expense. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2010 by $5.1 million.
          For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included in Item 5 of this Annual Report.
          Interest Rate Swaps — Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.

          At December 31, 2010, the Royal Bank of Scotland, the Alpha Bank swap and the Dexia bank swap agreements had expired.
          At December 31, 2009, Navios Holdings had the following swaps outstanding:
a)	One swap with the Royal Bank of Scotland and one swap with Alpha Bank with a total notional principal amount of $20.4 million. The swaps were entered into at various points in 2001 and mature in 2010. Navios Holdings estimates that it would have to pay $0.6 million to terminate these agreements as of December 31, 2009. As a result of the swaps, Navios Holdings’ net exposure is based on total floating rate debt less the notional principal of floating to fixed interest rate swaps. A 100 basis points change in interest rates would increase or decrease interest expense by $0.08 million as of December 31, 2009, so long as the relevant LIBOR does not exceed the caps described below. The swaps are set by reference to the difference between the three month LIBOR (which is the base rate under Navios Holdings’ long-term borrowings) and the yield on the U.S. ten year treasury bond. The swaps effectively fix interest rates at 5.55% to 5.65%. However, each of the foregoing swaps is subject to a cap of 7.5%; to the extent the relevant LIBOR exceeds the cap, Navios Holdings would remain exposed.

b)	One swap with Dexia Bank Belgium with a notional amount of $21.0 million. The swap was entered into at August 2005 and matures in 2010. Navios Holdings estimates that it would have to pay $0.5 million to terminate these agreements as of December 31, 2009. The swap exchange LIBOR with fixed rate 4.525%.
FFAs Derivative Risk:
          FFAs — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss),” is first recognized when measuring the profit or loss of related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements.” The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions will affect earnings. For the years ended December 31, 2010, 2009 and 2008, losses of $0, $0 and $19.9 million, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
          At December 31, 2010 and December 31, 2009, none of the “mark to market” positions of the open drybulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of income.
          Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were only one position deemed to be open as of December 31, 2010, a ten percent change in underlying freight market indices would only have an effect below $0.1 million on net income per year.
Item 12. Description of Securities Other than Equity Securities
          Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
          None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
          None.
Item 15. Controls and Procedures
A. Disclosure Controls and Procedures
          The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2010. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2010.
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
          Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2010. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2010, Navios Holdings’ internal control over financial reporting is effective based on those criteria.
          Navios Holdings’ independent registered public accounting firm has issued an attestation report on Navios Holdings’ internal control over financial reporting.
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
Item 16A. Audit Committee financial expert
     Navios Holdings’ Audit Committee consists of three independent directors, Spyridon Magoulas, Efstathios Loizos and George Malanga. The Company’s Board of Directors has determined that Efstathios Loizos is an “audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Efstathios Loizos is a United States — Certified Public Accountant and “independent” as determined in accordance with SEC rules.
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
Item 16C. Principal Accountant Fees and Services
     Audit Fees
     Our principal accountants for fiscal years 2010 and 2009 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2010 and 2009 were $2.0 million and $1.5 million, respectively.
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
     Audit-Related Fees
     There were no audit-related fees billed in 2010 and 2009.

Tax Fees

There were no tax fees billed in 2010 and 2009.

Other Fees

There were no other fees billed in 2010 and 2009.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
          There were no shares repurchased during December 31, 2010.
          In February 2008, as previously publicly announced, the Board of Directors approved a share repurchase program for up to $50.0 million of the Navios Holdings’ common stock. On October 20, 2008, Navios Holdings concluded this share repurchase program. As of October 20, 2008, 6,959,290 shares were repurchased under this program, for a total consideration of $50.0 million.
          In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of the Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. For the year ended December 31, 2009, 331,900 shares were repurchased under this program, for a total consideration of $0.7 million.
          As of December 31, 2010, the maximum approximate dollar value of shares that may yet be purchased under the November 2008 Program currently in effect is $23.3 million. As each of the years ended December 31, 2010, 2009 and 2008, 0 shares, 331,900 shares and 575,580 shares, respectively, were repurchased under this program, for a total consideration of $0, $0.7 million and $1.0 million, respectively.
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
          Separate consolidated financial statements and notes thereto for Navios Partners for each of the years ended December 31, 2010, 2009 and 2008 are being provided as a result of Navios Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2010 and, accordingly, the financial statements of Navios Partners for the year ended December 31, 2010 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 to this Annual Report on Form 20-F.
Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.2	Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation. (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on December 22, 2010).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007).

4.2	Fourteenth Supplemental Indenture, dated as of June 4, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on June 13, 2008).

4.3	Fifteenth Supplemental Indenture, dated as of June 4, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on June 13, 2008).

4.4	Financial Agreement, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on June 13, 2008).

4.5	Facility Agreement, dated as of June 24, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $133.0 million (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed on July 14, 2008).

4.6	Sixteenth Supplemental Indenture, dated as of August 4, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on September 19, 2008).

4.7	Seventeenth Supplemental Indenture, dated as of August 4, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on September 19, 2008).

4.8	Eighteenth Supplemental Indenture, dated as of August 28, 2008 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on September 19, 2008).

4.9	Nineteenth Supplemental Indenture, dated as of September 18, 2008 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on September 19, 2008).

4.10	Twentieth Supplemental Indenture, dated as of September 18, 2008 (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on September 19, 2008).

4.11	Twenty-First Supplemental Indenture, dated as of November 10, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on December 10, 2008).

4.12	Facility Agreement, dated as of November 10, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $90.0 million (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on December 10, 2008).

4.13	Twenty-Second Supplemental Indenture to the Indenture dated December 18, 2006, dated as of February 24, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on May 18, 2009).

4.14	Loan Agreement, dated March 26, 2009, among Surf Maritime Co., Pueblo Holdings Ltd., Ginger Services Co. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on May 18, 2009).

4.15	Financial Agreement, dated March 20, 2009, between Nauticler S.A. and Marfin Popular Bank Public Co., Ltd. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on May 18, 2009).

4.16	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated March 23, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on May 18, 2009).

4.17	Amendment to Share Purchase Agreement, dated June 29, 2009, between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 7, 2009).

4.18	Amendment to Omnibus Agreement, dated June 29, 2009, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C., and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 7, 2009).

4.19	Facility Agreement for $240.0 million, dated June 24, 2009, among the Borrowers listed therein and Commerzbank AG (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on July 7, 2009).

4.20	Twenty-Third Supplemental Indenture, dated as of July 2, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on August 5, 2009).

4.21	Twenty-Fourth Supplemental Indenture, dated as of July 14, 2009 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on August 5, 2009).

4.22	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated July 10, 2009, among Chilali Corp., Rumer Holdings Ltd. and Emporiki Bank of Greece S.A. with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on August 5, 2009).

4.23	Amended and Restated Loan Agreement in respect of a loan facility of up to $120.0 million, dated May 25, 2009 with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 8, 2009).

4.24	Supplemental Agreement in relation to the Amended and Restated Loan Agreement dated May 25, 2009, dated July 16, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 8, 2009).

4.25	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated August 28, 2009 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on October 8, 2009).

4.26	Facility Agreement for $66.5 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on October 8, 2009).

4.27	Facility Agreement for $75.0 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on October 8, 2009).

4.28	Twenty-Fifth Supplemental Indenture, dated September 8, 2009 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on October 8, 2009).

4.29	Loan Agreement for up to $110.0 million, dated October 23, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on November 10, 2009 (Film No. 091172561)).

4.30	Indenture relating to 8 7/8% First Priority Ship Mortgage Notes due 2017, dated November 2, 2009, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on November 10, 2009 (Film No. 091172624)).

4.31	Registration Rights Agreement, dated as of November 2, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on November 10, 2009 (Film No. 091172624)).

4.32	First Supplemental Indenture to the indenture dated November 2, 2009, dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.33	Twenty-Seventh Supplemental Indenture dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.34	Twenty-Sixth Supplemental Indenture dated as of October 23, 2009 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.35	Credit Agreement, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 8, 2010).

4.36	Credit Agreement, dated as of April 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 8, 2010).

4.37	Second Supplemental Indenture, dated as of March 30, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 21, 2010).

4.38	Third Supplemental Indenture, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 21, 2010).

4.39	Twenty-Eighth Supplemental Indenture, dated as of March 19, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on April, 2010).

4.40	Twenty-Ninth Supplemental Indenture, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on April, 2010).

4.41	Fourth Supplemental Agreement, dated as of January 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 18, 2010).

4.42	Fifth Supplemental Agreement, dated as of April 28, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 18, 2010).

4.43	Fourth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on June 17, 2010).

4.44	Fifth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on June 17, 2010).

4.45	Facility Agreement for $40.0 million, dated as of August 20, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on September 1, 2010).

4.46	Loan Agreement for $40.0 million with Navios Maritime Acquisition Corporation, dated as of September 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on October 14, 2010).

4.47	Letter Amendment, dated as of September 24, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on October 14, 2010).

4.48	Facility Agreement of up to $40.0 million dated as of September 30, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on October 14, 2010).

4.49	Amended and Restated Loan Agreement for $120.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on November 15, 2010).

4.50	Fifth Supplemental Indenture, dated as of August 10, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 1, 2011).

4.51	Thirty-First Supplemental Indenture, dated as of August 10, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on February 1, 2011).

4.52	Sixth Supplemental Indenture, dated as of January 28, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 1, 2011).

4.53	Indenture for the 8 1/2 % Senior Notes due 2019, dated as of January 28, 2011 (Incorporated by reference to Exhibit 4.1 of the Form 6-K filed on February 1, 2011).

4.54	Thirty-Second Supplemental Indenture, dated as of January 28, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 1, 2011).

4.55	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of June 24, 2009, for $240.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 4, 2011).

4.56	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of September 30, 2010, for $40.0 million (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 4, 2011).

4.57	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of December 11, 2007 (as amended), for $154.0 million (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on February 4, 2011).

4.58	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for $75.0 million (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on February 4, 2011).

4.59	Supplemental Agreement dated January 28, 2011 relating to the Amended and Restated Loan Agreement, dated as of October 27, 2010, in respect of a loan facility of up to $120.0 million (Incorporated by reference to Exhibit 10.5 of the Form 6-K filed on February 4, 2011).

4.60	Supplemental Agreement dated January 28, 2011 relating to the Loan Agreement, dated as of October 23, 2009 (as amended), for a revolving credit facility of up to $110.0 million (Incorporated by reference to Exhibit 10.6 of the Form 6-K filed on February 4, 2011).

4.61	Sixth Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of February 1, 2007 (as amended), for a term loan facility of up to $280.0 million (Incorporated by reference to Exhibit 10.7 of the Form 6-K filed on February 4, 2011).

4.62	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 20, 2010, for a term loan facility of up to $40.0 million (Incorporated by reference to Exhibit 10.8 of the Form 6-K filed on February 4, 2011).

4.63	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for a term loan facility of up to $66.5 million (Incorporated by reference to Exhibit 10.9 of the Form 6-K filed on February 4, 2011).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2010.

SIGNATURE
     Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.
By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: April 6, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders and the Board of Directors of
Navios Maritime Holdings Inc.:
          In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) at December 31, 2010 and December 31, 2009 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2010 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
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
Athens, Greece
April 6, 2011

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

		December 31,	December 31,
	Notes	2010	2009
ASSETS
Current assets
Cash and cash equivalents	4, 12	$207,410	$173,933
Restricted cash	2, 11, 12	34,790	107,158
Accounts receivable, net	5	70,388	78,504
Short-term derivative assets	12	1,420	38,382
Due from affiliate companies	16	2,603	1,973
Prepaid expenses and other current assets	6	33,354	27,730

Total current assets		349,965	427,680

Deposit for vessel acquisitions	7	377,524	344,515
Vessels, port terminal and other fixed assets, net	7, 24	2,249,677	1,577,741
Long-term derivative assets	12	149	8,181
Restricted cash	2	18,787	—
Deferred financing costs, net	2	37,755	25,685
Deferred dry dock and special survey costs, net		12,007	5,953
Investments in leased assets		—	18,431
Investments in affiliates	9, 16	18,695	13,042
Investments in available for sale securities	7, 9, 16, 24	99,078	46,314
Other long term assets		10,370	19,153
Intangibles other than goodwill	8	327,703	300,571
Goodwill	3	175,057	147,916

Total non-current assets		3,326,802	2,507,502

Total assets		$3,676,767	$2,935,182

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$49,496	$61,990
Dividends payable	2	7,214	6,052
Accrued expenses	10	62,417	48,030
Deferred income and cash received in advance	16	17,682	9,529
Short term derivative liability	12	245	10,675
Capital lease obligations	7	1,252	—
Current portion of long term debt	11	63,297	59,804

Total current liabilities		201,603	196,080

Senior and ship mortgage notes, net of discount	11	1,093,787	693,049
Long term debt, net of current portion	11	918,826	869,853
Capital lease obligations, net of current portion	7	31,009	—
Unfavorable lease terms	8	56,875	59,203
Other long term liabilities and deferred income	16	36,020	33,470
Deferred tax liability	2, 22	21,104	22,777

Total non-current liabilities		2,157,621	1,678,352

Total liabilities		2,359,224	1,874,432

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 and 8,201 issued and outstanding as of December 31, 2010 and December 31, 2009, respectively		—	—
See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars — except share data)

		December 31,	December 31,
	Notes	2010	2009
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 101,563,766 and 100,874,199, as of December 31, 2010 and 2009, respectively		10	10
Additional paid-in capital		531,265	533,729
Accumulated other comprehensive income		32,624	15,156
Retained earnings		495,684	376,585

Total Navios Holdings’ stockholders’ equity		1,059,583	925,480

Noncontrolling interest	23	257,960	135,270

Total stockholders’equity		1,317,543	1,060,750

Total liabilities and stockholders’equity		$3,676,767	$2,935,182

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars — except share and per share data)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2010	2009	2008
Revenue	20	$679,918	$598,676	$1,246,062
Time charter, voyage and logistic business expenses		(336,558)	(353,838)	(1,066,239)
Direct vessel expenses		(47,109)	(31,454)	(26,621)
General and administrative expenses		(58,604)	(43,897)	(37,047)
Depreciation and amortization	7, 8	(101,793)	(73,885)	(57,062)
Provision for losses on accounts receivable	5	(4,660)	(2,237)	(2,668)
Interest income from investments in finance leases		877	1,330	2,185
Interest income		3,642	1,699	7,753
Interest expense and finance cost, net	18	(106,022)	(63,618)	(49,128)
Gain on derivatives	12	4,064	375	8,092
Gain on sale of assets/partial sale of subsidiary	19	55,432	20,785	27,817
Gain on change in control	16	17,742	—	—
Other income		9,472	6,749	948
Other expense		(11,303)	(20,508)	(7,386)

Income before equity in net earnings of affiliated companies		$105,098	$40,177	$46,706
Equity in net earnings of affiliated companies	9, 16	40,585	29,222	17,431

Income before taxes		$145,683	$69,399	$64,137
Income tax (expense)/benefit	2, 22	(414)	1,565	56,113

Net income		$145,269	$70,964	$120,250
Less: Net loss/(income) attributable to the noncontrolling interest	23	488	(3,030)	(1,723)

Net income attributable to Navios Holdings common stockholders		$145,757	$67,934	$118,527

Basic earnings per share attributable to Navios Holdings common stockholders		$1.43	$0.68	$1.14

Weighted average number of shares, basic	21	100,518,880	99,924,587	104,343,083

Diluted earnings per share attributable to Navios Holdings common stockholders		$1.24	$0.65	$1.10

Weighted average number of shares, diluted	21	116,182,356	105,194,659	107,344,748

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2010	2009	2008
OPERATING ACTIVITIES:
Net income		$145,269	$70,964	$120,250
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation and amortization	7, 8	101,793	73,885	57,062
Amortization and write-off of deferred financing cost		11,752	6,682	2,077
Amortization of deferred dry dock costs		3,306	2,441	1,933
Provision for losses on accounts receivable	5	4,660	2,237	2,668
Unrealized loss/(gain) on FFA derivatives	12	19,903	(1,674)	8,220
Unrealized (gain)/loss on warrants	12	(5,888)	(5,863)	5,282
Unrealized loss on available for sale securities	24	—	13,778	—
Unrealized (gain)/loss on interest rate swaps	12	(1,133)	(1,774)	1,874
Share based compensation and consultancy fees	13	8,095	2,187	2,694
Gains on sale of assets/partial sale of subsidiary	19, 16	(55,432)	(20,785)	(27,817)
Gain on repurchase of convertible bond	11	(3,799)	—	—
Gain on change in control	16	(17,742)	—	—
Income tax expense/(benefit)	2, 22	414	(1,565)	(56,113)
Compensation income		—	(6,082)	—
Earnings in affiliates and joint ventures, net of dividends received	9, 16	(5,844)	(1,355)	(4,517)
Changes in operating assets and liabilities:
Decrease in restricted cash		3,855	11,078	65,839
Decrease in accounts receivable		3,465	29,082	2,473
Decrease/ (increase) in prepaid expenses and other assets		2,770	(9,465)	16,704
(Increase)/decrease in due from affiliates		(630)	(296)	2,781
Decrease in accounts payable		(11,445)	(10,610)	(42,154)
Increase/(decrease) in accrued expenses		(1,927)	12,306	(10,584)
Decrease in deferred voyage revenue		(2,104)	(5,172)	(19,737)
(Decrease)/increase in other long term liabilities		(15,123)	(11,659)	13,627
Increase/(decrease) in derivative accounts	12	7,612	71,633	(167,297)
Payments for dry dock and special survey costs		(9,337)	(3,522)	(3,653)

Net cash provided by/(used in) operating activities		$182,490	$216,451	$(28,388)

INVESTING ACTIVITIES:
Acquisition of subsidiary, net of cash acquired	3	(98,913)	(369)	(107,569)
Deposits in escrow in connection with acquisition of subsidiary	3	—	—	(2,500)
Proceeds from sale of assets	19	484,082	66,600	70,088
Decrease/(increase) in restricted cash	11	67,659	(90,878)	—
Receipts from finance lease		180	567	4,843
Deposits for vessel acquisitions	7	(343,243)	(238,810)	(197,853)
Acquisition of vessels	7	(222,773)	(512,760)	(118,814)
Purchase of property and equipment	7	(16,761)	(26,888)	(100,832)

Net cash used in investing activities		$(129,769)	$(802,538)	$(452,637)

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars)

		Year Ended	Year Ended	Year Ended
		December 31,	December 31,	December 31,
	Note	2010	2009	2008
FINANCING ACTIVITIES:
Proceeds from long-term loans	11	466,634	621,270	314,827
Proceeds from ship mortgage and senior notes, net of discount	11	400,000	394,412	—
Repayment of long term debt and payment of principal	11	(804,397)	(333,952)	(52,563)
Proceeds from warrant exercise		(2,060)	—	—
Debt issuance costs		(23,458)	(18,097)	(2,310)
Decrease/(increase) in restricted cash		17,662	(9,500)	—
Dividends/Contributions from noncontrolling shareholders		(470)	563	—
Repurchase of preferred stock	17	(49,016)	—	—
Preferred shares issuance costs		(1,819)	—	—
Repurchase of convertible bond	11	(29,100)	—	—
Issuance of common stock	17	415	—	6,749
Dividends paid		(27,037)	(27,583)	(28,588)
Proceeds from equity offering, net of fees	17	33,402	—	—
Acquisition of treasury stock	17	—	(717)	(51,033)

Net cash (used in)/provided by financing activities		(19,244)	626,396	187,082

Increase/(decrease) in cash and cash equivalents		33,477	40,309	(293,943)

Cash and cash equivalents, beginning of year		173,933	133,624	427,567

Cash and cash equivalents, end of year		$207,410	$173,933	$133,624

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid for interest		$94,742	$58,224	$48,570
Cash paid for income taxes		$485	$2,238	$2,553

Non-cash investing and financing activities
Issuance of convertible debt in connection with the acquisition of vessels see Note 7 and 11		$—	$31,673	$—
Issuance of preferred stock in connection with the acquisition of vessels see Note 7 and 17		$69,301	$40,284	$—
Equity in net earnings of affiliated companies see Note 9 and 16		$40,585	$29,222	$17,431
Dividends declared but not paid see Note 2		$7,214	$6,052	$9,096
Shares released to the shareholders of Horamar see Note 3		$10,869	$—	$11,638
For investments in available for sale securities see Note 24		$35,297	$—	$44,936
Debt assumed in connection with acquisitions of businesses see Note 11		$543,438	$804	$11,665
Capitalized deferred financing costs into vessel cost		$590	$125	$9
Capital lease obligations		$34,033	$—	$—
Consultancy fees		$5,619	$—	$—
Contribution from non controlling shareholders		$2,237	$—	$—
See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in thousands of U.S. dollars — except share data)

							Accumulated
	Number of		Number of		Additional		Other	Total
	Preferred	Preferred	Common	Common	Paid-in	Retained	Comprehensive	Navios Holdings’	Noncontrolling
	Shares	Stock	Shares	Stock	Capital	Earnings	Income/(Loss)	Stockholders’ Equity	Interest	Total Equity
Balance December 31, 2007	—	$—	106,412,429	$11	$536,306	$252,826	$(19,939)	$769,204	$—	$769,204
Net income	—	—	—	—	—	118,527	—	118,527	1,723	120,250
Other comprehensive income/(loss):
- Unrealized holding losses on investments in-available-for-sale securities	—	—	—	—	—	—	(22,578)	(22,578)	—	(22,578)
- Reclassification to earnings	—	—	—	—	—	—	19,939	19,939		19,939

Total comprehensive income	—	—	—	—	—	—	—	115,888	1,723	117,611
Issuance of common stock (Note 17)	—	—	1,351,368	—	6,756	—	—	6,756	—	6,756
Acquisition of Horamar	—	—	—	—	—	—	—	—	96,186	96,186
Noncontrolling interests in subsidiaries of Horamar	—	—	—	—	—	—	—	—	31,050	31,050
Acquisition of treasury shares (Note 17)	—	—	(7,534,870)	(1)	(51,032)	—	—	(51,033)	—	(51,033)
Stock based compensation expenses (Note 17)	—	—	259,857	—	2,689	—	—	2,689	—	2,689
Dividends declared/paid	—	—	—	—	—	(37,684)	—	(37,684)	—	(37,684)

Balance December 31, 2008	—	$—	100,488,784	$10	$494,719	$333,669	$(22,578)	$805,820	$128,959	$934,779
Net income	—	—	—	—	—	67,934	—	67,934	3,030	70,964
Other comprehensive income/(loss):
- Unrealized holding losses on investments in-available-for-sale securities	—	—	—	—	—	—	23,956	23,956	—	23,956
- Reclassification to earnings	—	—	—	—	—	—	13,778	13,778	—	13,778

Total comprehensive income	—	—	—	—	—	—	—	105,668	3,030	108,698
Contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	2,801	2,801
Acquisition of Hidronave S.A.	—	—	—	—	—	—	—	—	480	480
Acquisition of treasury shares (Note 17)	—	—	(331,900)	—	(717)	—	—	(717)	—	(717)
Issuance of Preferred Stock (Note 17)	8,701	—	—	—	35,127	—	—	35,127	—	35,127
Conversion of Preferred Stock	(500)		357,142		2,448	—	—	2,448	—	2,448
Stock based compensation expenses (Note 17)	—	—	360,173	—	2,152	—	—	2,152	—	2,152
Dividends declared/ paid	—	—	—	—	—	(25,018)	—	(25,018)	—	(25,018)

Balance December 31, 2009	8,201	—	100,874,199	$10	$533,729	$376,585	$15,156	$925,480	$135,270	$1,060,750
Net income	—	—	—	—	—	145,757	—	145,757	(488)	145,269
Other comprehensive income/(loss):							—	—	—	—
- Unrealized holding gains on investments in available-for-sale securities	—	—	—	—	—	—	17,468	17,468	—	17,468

Total comprehensive income	—	—	—	—	—	—	—	163,225	(488)	162,737
Consolidation of Navios Acquisition	—	—	—	—	—	—	—	—	65,157	65,157
Navios Acquisition consultancy fees	—	—	—	—	—	—	—	—	5,619	5,619
Navios Acquisition — equity issuance and warrant exercise(net of $3,364 of program related expenses) including reallocation adjustments	—	—	—	—	(23,945)	—	—	(23,945)	50,530	26,585
Navios Acquisition — equity consideration for VLCC acquisition (Note 3)	—	—	—	—	—	—	—	—	10,744	10,744
Navios Acquisition — dividends paid	—	—	—	—	—	—	—	—	(1,120)	(1,120)
Navios Logistics — release of escrow shares (Note 3)	—	—	—	—	—	—	—	—	10,869	10,869
Navios Logistics dividends to noncontrolling shareholders	—	—	—	—	—	—	—	—	(470)	(470)
Navios Logistics — reallocation of non-controlling interest	—	—	—	—	—	—	—	—	(19,501)	(19,501)
Navios Logistics — equity issuance	—	—	—	—	—	—	—	—	1,350	1,350
Repurchase of preferred stock (including expenses of $318) (Note 17)	(13,132)	—	—	—	(49,016)	—	—	(49,016)	—	(49,016)
Issuance of Preferred Stock (Note 17)	13,410	—	—	—	67,633	—	—	67,633	—	67,633
Stock-based compensation (Note 17)	—	—	689,567	—	2,864	—	—	2,864	—	2,864
Dividends declared	—	—	—	—	—	(26,658)	—	(26,658)	—	(26,658)

Balance December 31, 2010	8,479	$—	101,563,766	$10	$531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543

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
Navios Logistics
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112,200 in cash and (ii) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios South American Logistics Inc. (“Navios Logistics”), representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for (i) $112,200 in cash, of which $5,000 was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics.
          On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics (see Note 3).
          Horamar was a privately held Argentina-based group specializing in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America along the Hidrovia river system. The cash contribution for the acquisition of Horamar was financed entirely by existing cash. Through the acquisition of Horamar, Navios Holdings formed Navios Logistics, an end-to-end logistics business and port terminal business through the combination of its existing port operations in Uruguay with the barge and upriver port businesses that specializes in the transportation and storage of liquid cargoes and the transportation of drybulk cargoes in South America.
          Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through its port terminal, river barge and coastal cabotage operations. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers, to serve the needs of a number of rapidly growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.
          Navios Logistics is focused on two key transportation markets in South America: the Hidrovia region river system and cabotage trades along the eastern coast of South America. The Hidrovia represents an economically dynamic system of ports, terminals and waterways that flow through five countries (Argentina, Bolivia, Brazil, Paraguay and Uruguay) and facilitate trade in this fertile and resource-rich region while providing access to the Atlantic Ocean and the global export market. The Hidrovia is one of the largest navigable river systems in the world, comparable in length to the Mississippi River in the United States. The Hidrovia river system and seaborne trade up and down the South American coast are efficient means of commodity transportation, given the current shortage of adequate highway and rail infrastructure.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
Navios Acquisition
          On July 1, 2008, the Company completed the initial public offering, or the IPO, of its subsidiary, Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7,600 (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.
          On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel is commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) (the “Initial Acquisition”) for an aggregate purchase price of $457,659, of which $123,359 was to be from existing cash and the $334,300 balance from debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.
          Navios Holdings has purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that point, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards.
          Upon obtaining control of Navios Acquisition, the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17,742 recorded in the statements of income under “Gain on change in control” and a gain of $5.9 million recorded in the statement of income under “Gain on derivatives”, respectively. Noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60,556. Goodwill amounting to $13,143 was recognized representing the residual of Navios Holdings’ investment amounting to $95,232, the recognition of noncontrolling interest of $60,556 less the fair value of Navios Acquisition’s net assets amounting to $142,645 on May 28, 2010. For the assets and liabilities of Navios Acquisition, at fair value, as of May 28, 2010, see Note 3.
          Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

(b)	Change in accounting policy: In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards for Noncontrolling Interests in Consolidated Financial Statements, according to which accounting and reporting for noncontrolling interests will be characterized as noncontrolling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. This Statement applies to all entities that prepare consolidated financial statements, except not-for profit organizations, but affects only those entities that have an outstanding noncontrolling interest in one or more subsidiaries or that consolidate a subsidiary that have an outstanding noncontrolling interest. The guidance was effective for Navios Holdings as of January 1, 2009 and as a result the Company has adopted the presentation of noncontrolling interests in the consolidated balance sheets, consolidated statements of income, consolidated statements of cash flows, consolidated statement of changes in equity and Note 23.

(c)	Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Holdings and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities as defined in the accounting guidance, if it determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (a) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (b) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (c) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.
Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill.
Investments in Affiliates and Joint Ventures: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but which it does not exercise control. Joint ventures are entities over which neither partner exercises control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate or joint venture at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate or joint venture subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate or joint ventures reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate or joint venture equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate or the joint venture.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
Subsidiaries included in the consolidation:

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	10/15 – 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/22 – 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	3/23 – 12/31	—	—
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	3/24 – 12/31	—	—
Navios Maritime Acquisition Corporation	Sub-Holding Company	100%	Marshall Is.	—	—	3/14 – 6/30
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	10/15 – 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd.	Vessel Owning Company	100%	Marshall Is.	—	—	1/21 – 6/30
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	6/11 – 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	6/11 – 12/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 1/7	1/1 – 12/31	1/1 – 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	6/19 – 12/31
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 6/10	3/6 – 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	3/18 – 5/27	—	—
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Andros Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. ollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Ikaria Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Kos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Syros Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	3/18 – 5/27	—	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	3/18 – 5/27	—	—
Thera Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Crete Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Rhodes Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Tinos Shipping Corporation (1)	Vessel Owning Company	100%	Marshall Is.	3/18 – 5/27	—	—
Portorosa Marine Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Shikhar Ventures S.A	Vessel Owning Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 3/17	1/1 – 12/31	1/1 – 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	8/8 – 12/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	1/1 – 5/19	1/1 – 12/31	8/8 – 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/29 – 12/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aramis Navigation (2)	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	12/14 – 12/31	—
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios G.P. L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 11/14	6/11-12/31	—
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	6/11 – 12/31	—
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	6/11-12/31	—
Customized Development S.A.	Vessel Owning Company	100%	Liberia	1/1 – 11/14	6/22-12/31	—
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	7/14 – 12/31	—
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	6/22-12/31	—
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	7/14 – 12/31	—
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	2/16 – 12/31	—	—
Faith Marine Ltd. (2)	Vessel Owning Company	100%	Liberia	5/19 – 12/31	—	—
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 – 12/31	10/20-12/31	—

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Navios Maritime Acquisition Corporation and Subsidiaries:
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Andros Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Antiparos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Ikaria Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Kos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Mytilene Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Skiathos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Syros Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	5/28 – 12/31	—	—
Sifnos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	5/28 – 12/31	—	—
Thera Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Kieran Limited (1)	Vessel Owning Company	53.7%	British Virgin Is.	9/10 – 12/31	—	—
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	9/10 – 12/31	—	—
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	9/10 – 12/31	—	—
Crete Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Rhodes Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Tinos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	5/28 – 12/31	—	—
Folegandros Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	10/26 – 12/31	—	—
Navios Acquisition Finance (US) Inc	Operating Company	53.7%	Delaware	10/05 – 12/31	—	—
Serifos Shipping Corporation (1)	Vessel Owning Company	53.7%	Marshall Is.	10/26 – 12/31	—	—

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

		Effective
	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Compania Naviera Horamar S.A.	Vessel Operating Company/Management Company	63.8%	Argentina	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Compania de Transporte Fluvial Int S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Thalassa Energy S.A.	Barge Owning Company	39.9%	Argentina	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
HS Tankers Inc.	Vessel Owning Company	32.5%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
HS Navegation Inc.	Vessel Owning Company	32.5%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
HS Shipping Ltd Inc.	Vessel Owning Company	39.9%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
HS South Inc.	Vessel Owning Company	39.9%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercopar Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 – 12/9	1/1 – 12/31
Nagusa Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 – 12/9	1/1 – 12/31
Hidrovia OSR Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	1/1 – 12/9	1/1 – 12/31
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/Vessel Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrovia S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 – 1/20	1/1 – 12/31
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrolera San Antonio S.A. (PETROSAN)	Port Facility Operating Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Flota Mercante Paraguaya S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 – 2/13	1/1 – 12/31
Compania de Transporte Fluvial S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 – 2/13	1/1 – 12/31
Hidrogas S.A. (4)	Shipping Company	63.8%	Paraguay	—	1/1 – 1/20	1/1 – 12/31
Stability Oceanways S.A.	Operating Barge and Pushboat Owning Company	63.8%	Panama	1/1 – 12/31	1/1 – 12/31	4/16 – 12/31
Hidronave S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 – 12/31	1/11 – 12/31	—
Navarra Shipping Corporation	Operating Company	63.8%	Marshall Is.	4/1 – 12/31	—	—
Pelayo Shipping Corporation	Operating Company	63.8%	Marshall Is.	4/1 – 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a tanker vessel. (Note 7)

(2)	Each company has the rights over a shipbuilding contract of a dry cargo vessel. (Note 7)

(3)	These companies were sold on December 10, 2009 to independent third parties.

(4)	During 2009, these companies were merged into other Paraguayan shipping companies within the Navios Logistics group.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
Affiliates included in the financial statements accounted for under the equity method:

	Nature /	Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2010	2009	2008
Navios Maritime Partners L.P. (*)	Sub-Holding Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Operating L.L.C. (*)	Operating Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Libra Shipping Enterprises Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Alegria Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Felicity Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Gemini Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Galaxy Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Prosperity Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Fantastiks Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aldebaran Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aurora Shipping Enterprises Ltd. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/1 – 12/31
Sagittarius Shipping Corporation (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	6/10 – 12/31	—
Palermo Shipping S.A. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/1 – 12/31	10/29 – 12/31	—
Customized Development S.A. (*)	Vessel Owning Company	18.76%	Liberia	11/15 – 12/31	—	—
Pandora Marine Inc. (*)	Vessel Owning Company	18.76%	Marshall Is.	11/15 – 12/31	—	—
Hyperion Enterprises Inc. (*)	Vessel Owning Company	18.76%	Marshall Is.	1/8 – 12/31	—	—
Chilali Corp. (*)	Vessel Owning Company	18.76%	Marshall Is.	03/18 – 12/31	—	—
JTC Shipping Trading Ltd. (*)	Operating Company	18.76%	Malta	3/18 – 12/31	—	—
Surf Maritime Co. (*)	Vessel Owning Company	18.76%	Marshall Is.	5/20 – 12/31	—	—
Acropolis Chartering & Shipping Inc.	Brokerage Company	50%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Maritime Acquisition Corporation	Sub-Holding Company	19%	Marshall Is.	1/1 – 5/27	1/1 – 12/31	7/1 – 12/31

(*)	Percentage does not include the ownership of 3,131,415, 1,174,219 and 788,370 common units received in relation to the sale of the Navios Hope, the Navios Aurora II and both the Navios Fulvia and the Navios Melodia, respectively, to Navios Maritime Partners L.P. (“Navios Partners”) since these are considered available-for-sale securities.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
(d)	Use of estimates: The preparation of consolidated financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(e)	Cash and cash equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(f)	Restricted cash: Restricted cash consists of the restricted portion of derivative base and margin collaterals with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to vessels’ lenders. A portion of the amounts on deposit with NOS ASA and LCH are held as base and margin collaterals on active trades. As of December 31, 2010 and 2009, the restricted balance with NOS ASA was $250 and $471, respectively, and with LCH was $0 and $1,104, respectively.

Also included in restricted cash as of December 31, 2010 and 2009 are amounts held as security in the form of letters of guarantee or letters of credit totaling $1,098 and $2,167, respectively. In addition, at each of December 31, 2010 and 2009 restricted cash includes $18,430 and $103,416 (out of which $90,878 was kept in a pledged account and during 2010 was released to the Company subject to nomination of substitute vessels agreed by the bank), respectively. As of December 2010, the amount of $18,430 relates to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities.

Restricted cash consists also of cash reserves totalling $33,261 as of December 31, 2010 relating to Navios Acquisition, held to pay future installments for vessel deposits in accordance with Navios Acquisition’s new build program. In addition, restricted cash also includes an amount of $538 held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities as of December 31, 2010.

(g)	Insurance claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on the accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(h)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market value as determined on the first-in first-out basis.

(i)	Vessel, Port Terminal. Tanker Vessels, Barges, Push boats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combination would be recorded at fair value on the date of acquisition. Vessels acquired as asset acquisitions would be stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earnings capacity or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years
Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(j)	Deposits for vessels acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels and other long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the year ended December 31, 2010 amounted to $11,295 ($11,854 and $4,070 for the years ended December 31, 2009 and 2008, respectively).

(k)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale in accordance with accounting for the impairment or the disposal of long-lived assets, when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(l)	Impairment of Long Lived Assets: Vessels, other fixed assets, other long lived assets and certain identifiable intangibles held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For the year ended December 31, 2010, the management of Navios Holdings after considering various indicators, including but not limited to the market price of its long-lived assets, its contracted revenues and cash flows and the economic outlook, concluded that no impairment loss should be recognized on the long-lived assets of Navios Holdings.

Although management believes the underlying indicators supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn continue, management may be required to perform impairment analysis in the future that could expose Navios Holdings to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
(m)	Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively for vessels, every 60 months for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys is deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written off to income in the year the vessel, barge or push boat is sold.

This cost is determined by reference to the estimated economic benefits to be derived until the next drydocking or special survey. For each of the years ended December 31, 2010, 2009 and 2008, the amortization was $3,306, $2,441, and $1,933, respectively.

(n)	Asset Retirement Obligation: The Company recorded a legal obligation associated with the retirement of a tangible long lived asset in the period in which it is incurred. At December 31, 2010 and 2009, the asset balance was $19 and $20 for each period, respectively. At December 31, 2010 and 2009, the liability balance associated with the lease of port terminal was $42 and $39, respectively.

(o)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write offs for each of the years ended December 31, 2010, 2009 and 2008 were $11,752, $6,682 and $2,077, respectively.

(p)	Goodwill and Other Intangibles

(i) Goodwill: As required by the accounting guidance, goodwill acquired in a business combination initiated after June 30, 2001 is not to be amortized. Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.

The Company will evaluate impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of discounted cash flow analysis and an industry market multiple.

If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles other than goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name, port terminal operating rights, backlog assets and liabilities. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

Other intangibles that are being amortized, such as the amortizable portion of favorable leases, port terminal operating rights, and backlog assets and liabilities, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations.
The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the Depreciation and Amortization line item.
The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2010 there was no impairment of intangible assets.
Vessel purchase options, which are included in favourable leases, are not amortized and when the purchase option is exercised the asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel. Vessel purchase options which are included in unfavourable lease terms, are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it will be written-off to the statements of income.
The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms (*)	6.6
Unfavorable lease terms (**)	4.7
Port terminal operating rights	30.0
Customer relationships	20.0
Backlog asset — port terminal	3.6

(*)	The intangible asset associated with the favorable lease terms includes an amount of $53,668 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8) and if not exercised, the intangible will be written off. As of December 31, 2010, and 2009, $16,545 and $16,545, respectively, had been transferred to the acquisition cost of vessels and as of December 31, 2009 the amount of $2,885, had been written off due to the sale of Navios Sagittarius to Navios Partners on June 10, 2009.

(**)	The intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel and if not exercised, the intangible will be written off. As of December 31, 2010 and 2009, no purchase options held by third parties have been exercised.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
(q)	Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Reales and Guaranies whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income. The foreign currency exchange (losses)/gains recognized in the consolidated statement of income for each of the years ended December 31, 2010, 2009 and 2008, were $(20), $181 and $(11), respectively.

(r)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had been incurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount of the range. See Note 14, “Commitments and Contingencies” for further discussion.

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

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2010, the balance for provision for loss making voyages in progress was $21 (2009: $2,048).

(s)	Segment Reporting: Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. Following the acquisition of Horamar and the formation of Navios Logistics, the Company has renamed its Port Terminal Segment to Logistics Business Segment, to include the activities of Horamar which provides similar products and services in the region that Navios’ existing port facility currently operates. Following also the formation of Navios Acquisition, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels.

(t)	Revenue and Expense Recognition:

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

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit share elements, these are accounted for on the actual cash settlement.

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

Direct Vessel Expense: Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs.

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

Provision for employees’ severance and retirement compensation: The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $542 and $368 at December 31, 2010 and 2009, respectively.

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

Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two and three years, respectively. On December 17, 2009 and December 16, 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The awards on December 17, 2009 and December 16, 2010, of restricted common stock and restricted stock units to its employees, officers and directors, vest over three years.

The fair value of stock option grants is determined with reference to option pricing models, principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

(v)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

Interest rate risk: The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of gain/loss on derivatives over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of income. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion is recognized in the statement of income.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency rates prevailing at the dates of transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
Accounting for derivative financial instruments and hedging activities:

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

The Company also trades drybulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH, the London clearing house. NOS ASA and LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

The Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statements of income. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statements of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For both years ended December 31, 2010 and 2009, no losses/gains were included in “Accumulated Other Comprehensive Income/ (Loss)”, and nothing was reclassified to earnings. For the year ended December 31, 2008, $19,939 was included in “Accumulated Other Comprehensive Income/ (Loss)” and was reclassified to earnings in 2009.

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

(w)	Earnings per Share: Basic earnings per share are computed by dividing net income attributable to Navios Holdings common stockholders by the weighted average number of common shares outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and stock options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period. Convertibles shares are including in the calculation of the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period.

(x)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2007 was attributable to its subsidiary in Belgium, which was subject to the Belgium income tax regime (Note 22). In June 2008, Navios Holdings’ Belgian subsidiary received a ruling from the Belgian tax authorities, confirming that provided it meets certain quantitative criteria, it would be eligible to be taxed under the tonnage tax system (rather than the income tax regime up to 2007). The effect of the ruling was that the deferred taxes recognized in the balance sheets relating to Kleimar N.V. (“Kleimar”) (amounting to $57,249) were reversed through the statement of income in the second quarter of 2008.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2010 was attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.

The asset and liability method is used to account for future income taxes. Under this method, future income tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts and the tax bases of assets and liabilities. Future income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A deferred tax asset is recognized for temporary differences that will result in deductible amounts in future years. A valuation allowance is recognized if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(y)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. At December 31, 2010, the dividend declared relating to the third quarter of 2010 of approximately $6,094 was paid on January 4, 2011, and thus it is recorded on the consolidated balance sheets as a current liability.

On November 8, 2010, the Board of Directors of Navios Acquisition declared a quarterly cash dividend for the third quarter of 2010 of $0.05 per share of common stock. The dividend was paid on January 12, 2011 to stockholders of record as of December 8, 2010. Dividend payable to third parties amounting to $1,120 is recorded on the consolidated balance sheets as a current liability.

(z)	Guarantees: A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance, fair value recognition provision, financial statement disclosures of their terms are made.

(aa)	Leases: Vessel leases where Navios Holdings is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(ab)	Accounting for the acquisition of Horamar: The Company accounted for the acquisition of Horamar Group (as described in Note 3) as a partial sale of CNSA to the noncontrolling shareholders of Navios Logistics, and a partial acquisition of Horamar. Accordingly in 2008, a gain was recognized by Navios for the portion of CNSA sold amounting to $2,702. Horamar’s assets and liabilities were revalued to 100% of their respective fair values, CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction. The contingent shares consideration has been fully accounted at December 31, 2010.

(ac)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(ad)	Trade Accounts receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
(ae)	Convertible Preferred Stock : 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) are recorded at fair market value on issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.

(af)	Investment in available for sale securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

(ag)	Financial Instruments and Fair Value: The Company adopted guidance on Fair Value Measurements as of January 1, 2008. According to this guidance, a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under guidance on Fair Value Measurements are described below:
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
(ah)	Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the FASB issued amended standard requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within level 3, which will be effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
Measuring Liabilities at Fair Value

In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance. The application of this new guidance did not have a significant impact on Navios Holdings’ consolidated financial statements.

Determining the Primary Beneficiary of a Variable Interest Entity

In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an entity is a VIE; adding an additional reconsideration event (e.g., troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE. This new guidance was effective for Navios Holdings beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows. Navios Holdings will continue to consider the impacts of this new guidance on an on-going basis.

Transfers of Financial Assets

In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance was effective for Navios Holdings for transfers of financial assets beginning in its first quarter of fiscal year 2010 and its adoption did not have any significant effect on its financial position, results of operations, or cash flows.

Subsequent Events

In February 2010, the FASB issued amended guidance on subsequent events. Securities and Exchange Commission filers are no longer required to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. This guidance was effective immediately and Navios Holdings adopted these new requirements in the first quarter of fiscal year 2010.

Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this Update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. Navios Holdings adopted these new requirements in fiscal year 2010.
NOTE 3: ACQUISITIONS
Navios Acquisition acquired assets from Navios Holdings upon de-“SPAC”-ing
          On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659. Each vessel is commercially and technically managed under a management agreement with a subsidiary of Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) for an aggregate purchase price of $457,659, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.
          Following the consummation of the transactions described in the Acquisition Agreement, Navios Holdings was released from all debt and equity commitments for the above vessels and Navios Acquisition reimbursed Navios Holdings for equity payments made prior to the stockholders’ meeting under the purchase contracts for the vessels, plus all associated payments previously made by Navios Holdings amounting to $76,485.
          On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings concluded that the increase in its ownership interest resulted in obtaining control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards. The table below shows the fair values of Navios Acquisition assets and liabilities as of May 28, 2010:

As of May 28, 2010
Tangible assets
Deposits for vessel acquisitions	$175,005
Intangible assets
Purchase options	3,158
Working capital
Working capital	(1,324)
Cash and cash equivalents	66,355
Restricted cash	35,596

100,627
Long term liabilities
Liability relating to shipbuilding contracts	(3,158)
Long-term debt	(132,987)

(136,145)
Total net assets acquired	142,645
Goodwill	13,143

$155,788

Consideration
Navios Holdings investment in Navios Acquisition	95,232
Noncontrolling interest	60,556

Total	$155,788

          In connection with the business combination, the Company (i) re-measured its previously-held equity interests in Navios Acquisition to fair value and recognized the difference between fair value and the carrying value as a gain, (ii) recognized 100% of the identifiable assets and liabilities of Navios Acquisition at their fair values, (iii) recognized a 42.7% noncontrolling interest at fair value, and (iv) recognized goodwill for the excess of the fair value of the noncontrolling interest and its previously-held equity interests in Navios Acquisition over the fair value of the identifiable assets and liabilities of Navios Acquisition. The fair value of the Company’s previously-held investment in the common stock of Navios Acquisition, as well as the fair value of the noncontrolling interest as of May 28, 2010, were both calculated based on the closing price of Navios Acquisition’s common stock on that date. The difference between the Company’s legal ownership percentage of 57.3% (based on common stock outstanding) and the percentage derived by dividing the $95,232 allocated to the Company’s investment in Navios Acquisition and the total value ascribed to Navios Acquisition’s net assets (including goodwill) of $155,788 is a result of treating the Company’s investment in Navios Acquisition’s warrants as a previously-held equity interest for purposes of calculating goodwill in accordance with ASC 805.
          The Company has considered the fact that Navios Acquisition did not have any vessel operations during 2009 and its statements of operations include mainly general and administrative expenses, formation and other costs and interest income from investment securities, resulting in a loss of $648. As a result, the Company has evaluated that had the business combination been consummated as of January 1, 2009, Navios Holdings’ pro forma revenue and net income effect for the year ended December 31, 2009 and 2010 would be immaterial and need not to be presented.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
VLCC Acquisition
          On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carrier tankers (“VLCC”), referred to here in as the VLCC Acquisition for $134,270 of cash and the issuance of 1,894,918 shares totalling $10,745 (of which 1,378,122 shares were deposited into one year escrow to provide for indemnity and other claims). As of December 31, 2010, there were no contingencies known to Navios Acquisition. The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition of $5.67.
          Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs includes $5,619, which was the fair value of the 3,000 preferred shares issued to a third party as compensation for consulting services (see Note 17).
          Goodwill arising from the transaction is not tax deductable and has been allocated to the Company’s Tanker Vessel operations.
          The VLCC Acquisition was treated as a business combination. The following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010:

VLCC Acquisition
Purchase price:
Cash consideration	$134,270
Equity issuance	10,745

Total purchase price	145,015

Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current assets, including cash of $32,232	35,716
Current liabilities	(15,155)
Long term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair value of net assets acquired	143,436

Goodwill	$1,579

     The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted average	December 31,
	amortization	2010
	(years)	Amortization
Favorable lease terms	12.5	$(4,566)
Unfavorable lease terms	8.5	683
     The following is a summary of the acquired identifiable intangible assets as of December 31, 2010:

		Accumulated
	Gross Amount	Depreciation	Net Amount
Description
Favorable lease terms	$57,070	$(1,236)	$55,834
Unfavorable lease terms	(5,819)	208	(5,611)

Balance December 31, 2010	$51,251	$(1,028)	$50,223

          If the VLCC Acquisition had been consummated as of January 1, 2009, Navios Holdings pro-forma revenues and net income for the year ended December 31, 2010 would have been $729,914 and $154,941, respectively, while Navios Holdings’ pro forma revenues and net income for the year ended December 31, 2009 would have been $664,326 and $77,131, respectively.

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
          Revenue and net loss of Navios Acquisition for the year ended December 31, 2010 amounted to $33,568 and $8,294, respectively.
          The VLCC Acquisition contributed revenues of $26,592 and net loss of $8,838 to Navios Acquisition for the year ended December 31, 2010.
Acquisition of Horamar Group
          On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112,200 in cash and (ii) the authorized capital stock of its wholly owned subsidiary CNSA in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (i) $112,200 in cash, of which $5,000 was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”) and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2,500 in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow at December 31, 2009) of Navios Logistics. On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target thresholds.
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
          On June 17, 2010, following the release of $2,500 in cash and the 504 shares in escrow upon the achievement of the EBITDA target thresholds, goodwill increased by $13,371. The 504 remaining shares held in escrow and released in June 2010 were valued at a new fair value of $10,869. The noncontrolling interest was adjusted for the percentage change in ownership by Navios Holdings.
          The noncontrolling interest balance in the Company’s consolidated financial statements resulted from the acquisition consists of two separate elements. The first element represents the impact on the noncontrolling interest balance resulting from the creation of a new noncontrolling interest in Navios Logistics (i.e., the portion of Navios Logistics that is now owned by the former shareholders). The second element represents the impact on the non-controlling interest balance resulting from the recognition of the existing non-controlling interests in various subsidiaries of Horamar that were outstanding prior to the acquisition and remained outstanding following the acquisition.
          The new fair value was determined by valuating the Navios Logistics business as of the date of the release. Because the shares of Navios Logistics are not publicly-traded, the fair value of the shares released from escrow during 2010 was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted average cost of capital. The Company used the following key methods and assumptions in the discounted cash flow analysis (i) projected its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 on the basis of a compound annual growth rate for revenue of approximately 8.8%, (ii) prepared its cash flow projections on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis, (iii) calculated a terminal value for the business by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014), (iv) discounted its projected future cash flows, including the terminal value, using a weighted-average cost of capital of 12.9% and (v) deducted net debt of the business from the discounted cash flows in arriving at estimated fair value of the equity of logistics business.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 4: CASH AND CASH EQUIVALENTS
          Cash and cash equivalents consist of the following:

	December 31,	December 31,
	2010	2009
Cash on hand and at banks	$114,615	$60,316
Short-term deposits and highly liquid funds	92,795	113,617

Total cash and cash equivalents	$207,410	$173,933

          Short term deposits and highly liquid funds are comprised of deposits with banks with original maturities of less than 90 days.
NOTE 5: ACCOUNTS RECEIVABLE, NET
          Accounts receivable consist of the following:

	December 31,	December 31,
	2010	2009
Accounts receivable	$79,023	$89,084
Less: provision for doubtful receivables	(8,635)	(10,580)

Accounts receivables, net	$70,388	$78,504

          Changes to the provisions for doubtful accounts are summarized as follows:

	Balance at	Charges to		Balance at
	Beginning of	Costs and	Amount	End of
Allowance for doubtful receivables	Period	expenses	Utilized	Period
Year ended December 31, 2008	$(5,675)	$(2,668)	$—	$(8,343)
Year ended December 31, 2009	$(8,343)	$(2,237)	$—	$(10,580)
Year ended December 31, 2010	$(10,580)	$(4,660)	$6,605	$(8,635)
          Concentration of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2010, none of the customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue and for the year ended 2008, none of the customers accounted for more than 10% of the Company’s revenue.
NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS
          Prepaid expenses and other current assets consist of the following:

	December 31,	December 31,
	2010	2009
Prepaid voyage costs	$7,536	$1,825
Claim receivables, net	2,721	3,907
Advances to agents	349	937
Inventories	19,425	13,716
Prepaid taxes	1,833	2,526
Contributions from noncontrolling shareholders	—	2,302
Other	1,490	2,517

Total prepaid expenses and other current assets	$33,354	$27,730

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

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 7: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

		Accumulated	Net Book
Vessels	Cost	Depreciation	Value
Balance December 31, 2007	$433,302	$(34,173)	$399,129
Additions	133,932	(20,368)	113,564
Disposals	(28,647)	219	(28,428)

Balance December 31, 2008	538,587	(54,322)	484,265
Additions	883,108	(32,498)	850,610
Disposals	(30,975)	5,844	(25,131)

Balance December 31, 2009	1,390,720	(80,976)	1,309,744
Additions	544,234	(54,581)	489,653
Disposals	(386,571)	8,475	(378,096)

Balance December 31, 2010	$1,548,383	$(127,082)	$1,421,301

		Accumulated	Net Book
Port Terminals	Cost	Depreciation	Value
Balance December 31, 2007	$27,098	$(2,149)	$24,949
Acquisition of subsidiary (Note 3)	12,557	—	12,557
Additions	4,770	(1,730)	3,040

Balance December 31, 2008	44,425	(3,879)	40,546
Additions	3,045	(2,244)	801
Transfer to port terminals	12,659	(437)	12,222

Balance December 31, 2009	60,129	(6,560)	53,569
Additions	5,129	(2,471)	2,658

Balance December 31, 2010	$65,258	$(9,031)	$56,227

		Accumulated	Net Book
Tanker vessels, barges and push boats (Navios Logistics)	Cost	Depreciation	Value
Balance December 31, 2007	$—	$—	$—
Acquisition of subsidiary (Note 3)	126,732	—	126,732
Additions	93,941	(13,436)	80,505

Balance December 31, 2008	220,673	(13,436)	207,237
Additions	30,829	(16,049)	14,780
Disposals	(392)	250	(142)
Transfer to port terminals	(12,659)	437	(12,222)

Balance December 31, 2009	238,451	(28,798)	209,653
Additions	40,453	(13,886)	26,567
Disposals	(67)	47	(20)

Balance December 31, 2010	$278,837	$(42,637)	$236,200

		Accumulated	Net Book
Tanker vessels (Navios Acquisition)	Cost	Depreciation	Value
Balance December 31, 2009	$—	$—	$—
Vessels delivered from initial acquisition	119,251	(2,024)	117,227
VLCC Acquisition (Note 3)	419,500	(7,068)	412,432

Balance December 31, 2010	$538,751	$(9,092)	$529,659

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

		Accumulated	Net Book
Other fixed assets	Cost	Depreciation	Value
Balance December 31, 2007	$2,652	$(1,139)	$1,513
Acquisition of subsidiary (Note 3)	2,106	—	2,106
Disposals	(258)	258	—
Additions	2,466	(1,039)	1,427

Balance December 31, 2008	6,966	(1,920)	5,046
Additions	592	(734)	(142)
Disposals	(345)	216	(129)
Write off of fully depreciated assets	(673)	673	—

Balance December 31, 2009	6,540	(1,765)	4,775
Additions	2,389	(822)	1,567
Disposals	(162)	110	(52)

Balance December 31, 2010	$8,767	$(2,477)	$6,290

		Accumulated	Net Book
Total	Cost	Depreciation	Value
Balance December 31, 2007	$463,052	$(37,461)	$425,591
Acquisition of subsidiary (Note 3)	141,395	—	141,395
Additions	235,109	(36,573)	198,536
Disposals	(28,905)	477	(28,428)

Balance December 31, 2008	810,651	(73,557)	737,094
Additions	917,574	(51,525)	866,049
Disposals	(31,712)	6,310	(25,402)
Write off of fully depreciated assets	(673)	673	—

Balance December 31, 2009	1,695,840	(118,099)	1,577,741
Additions	1,130,956	(80,852)	1,050,104
Disposals	(386,800)	8,632	(378,168)

Balance December 31, 2010	$2,439,996	$(190,319)	$2,249,677

Sale of Vessels
          On July 1, 2008, the Navios Hope was sold to Navios Partners in accordance with the terms of the Partners Omnibus Agreement. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities” (see Note 9, 16).
          On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for cash consideration of $34,600 (see Note 16).
          On October 29, 2009, Navios Holdings sold to Navios Partners the Navios Apollon for cash consideration of $32,000 (see Note 16).
          On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel, to Navios Partners for cash consideration of $63,000 (see Note 16).
          On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 dwt, to Navios Partners for consideration of $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. (see Note 9, 16).
          On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South-Korean-built Capesize vessel, to Navios Partners for a cash consideration of $110,000 (see Note 16).
          On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $176,971, of which $162,000 was paid in cash and the remaining with 788,370 common units of Navios Partners (see Note 9, 16).

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
Vessel Acquisitions
          As of December 31, 2010, Navios Holdings exercised purchase options comprising of five Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks and Navios Vector were delivered at various dates from November 30, 2005 until April 28, 2010. The rights to the Navios Fantastiks were sold to Navios Partners on November 15, 2007, while the Navios Hope was sold to Navios Partners on July 1, 2008.
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
          Of the eight remaining Capesize vessels, the Navios Bonavis, with a capacity of 180,022 dwt, was delivered on June 29, 2009 for an acquisition price of $120,746, the Navios Happiness, with a capacity of 180,022 dwt, was delivered on July 23, 2009 for an acquisition price of $120,843, the Navios Pollux, with a capacity of 180,727 dwt, was delivered on July 24, 2009 for an acquisition price of $110,781, the Navios Aurora II with a capacity of 169,031 dwt, was delivered on November 25, 2009 for an acquisition price of $110,716 (of which $92,179 was paid in cash, $10,000 in shares (698,812 shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance) and the remaining amount was funded through the issuance of 1,702 shares of preferred stock, see also Note 17), the Navios Lumen with a capacity of 180,661 dwt, was delivered on December 10, 2009 for an acquisition price of $112,375, the Navios Phoenix with a capacity of 180,242 dwt, was delivered on December 21, 2009 for an acquisition price of $105,895 and the Navios Stellar with a capacity of 169,001 dwt, was delivered on December 23, 2009 for an acquisition price of $94,854 (of which $85,692 was paid in cash and the remaining amount was funded through the issuance of 1,800 shares of preferred stock, see also Note 17).
          The eighth remaining Capesize vessel, the Navios Antares, with a capacity of 169,059 dwt, was delivered on January 20, 2010 for an acquisition price of $115,747 (of which $30,847 was paid in cash, $10,000 in shares (698,812 common shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance), $64,350 was financed through loan and the remaining amount was funded through the issuance of 1,780 shares of preferred stock (see also Note 17).
          In June 2008, Navios Holdings entered into agreements to acquire two Ultra Handymax vessels for its wholly owned fleet. The first vessel, the Navios Ulysses, is a 2007-built, 55,728 dwt, Ultra Handymax built in Japan that was delivered on October 10, 2008. The vessel’s purchase price was approximately $79,123. The second vessel, the Navios Vega, is a 58,792 dwt, 2009-built Ultra Handymax vessel built in Japan that was delivered on February 18, 2009 for an acquisition cost of approximately $72,140, of which $40,000 was paid in cash and the remaining was paid through the issuance of a 2% convertible debt having a three-year maturity (see Note 11).
          In June 2009, Navios Holdings entered into agreements to acquire four additional Capesize vessels for its wholly owned fleet. Their delivery was expected in various dates during the second half of 2010. Total consideration for the vessels was $324,450. Part of the consideration amounting to $93,700, could be paid with preferred stock at the Company’s option prior to, or upon delivery of the vessels. All preferred stock has similar characteristics with those described in Note 17. As of December 31, 2010, all four vessels, the Navios Melodia, Navios Fulvia, Navios Buena Ventura and Navios Bonheur, were delivered to Navios Holdings.
          In August 2009, Navios Holdings agreed to acquire two additional Capesize vessels for its wholly owned fleet. Both of them were delivered during the fourth quarter of 2010. Total consideration of the vessels was approximately $141,458 of which $47,890 was funded through the issuance of shares of preferred stock with similar characteristics to those described in Note 17.
          On September 18, 2009, the Navios Celestial, a 2009-built, 58,084 dwt, Ultra Handymax was delivered to Navios Holdings. The vessel’s acquisition price was approximately $34,132 of which $31,629 was paid in cash. The remaining amount was funded through the issuance of 500 preferred stock which have a nominal value of $5,000 and a fair value of $2,503. See also Note 17.
          On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Vector’s acquisition cost was approximately $30,000, which was financed through the release of $17,982 release of restricted cash, which was kept for investing activities, and the remaining balance through existing cash.
          On September 20, 2010, the Navios Melodia, a 2010-built, 179,132 dwt, Capesize vessel, was delivered to Navios Holdings for an acquisition price of approximately $69,065, of which $19,657 was paid in cash, $36,987 financed through a loan and the remaining was funded through the issuance of 2,500 shares of preferred stock that have a nominal value of $25,000 and a fair value of $12,421 (Note 17).

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On October 1, 2010, the Navios Fulvia, a 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $67,511, of which $14,254 was paid in cash, $36,987 was financed through a loan and the remaining was funded through the issuance of 1,870 shares of preferred stock in 2009 that have a nominal value of $18,700 and a fair value of $7,177 and through the issuance of 1,870 shares of preferred stock in 2010 that have a nominal value of $18,700 and a fair value of $9,093 (see Note 17).
          On October 29, 2010, the Navios Buena Ventura, a new 2010-built, 179,132 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet for an acquisition price $71,209, of which $19,089 was paid in cash, $39,000 financed through loan and the remaining was funded through the issuance of 2,500 shares of preferred stock that have a nominal value of $25,000 and a fair value of $13,120 (Note 17). Following the delivery of the Navios Buena Ventura, $39,000 (see Note 11), which was kept in a pledged account in Dekabank, was released to finance the delivery of this vessel as collateral.
          On November 17, 2010, the Navios Luz, a new 2010-built, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $54,501, of which $563 was paid in cash, $37,500 financed through a loan and the remaining was funded through the issuance of 2,571 shares of preferred stock in 2009 that have a nominal value of $25,710 and a fair value of $11,728 and through the issuance of 980 shares of preferred stock in 2010 that have a nominal value of $9,800 and a fair value of $4,710 (see Note 17).
          On December 3, 2010, the Navios Etoile, a new 2010-built, 179,234 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $66,163, of which $22,781 was paid in cash, $37,500 financed through a loan and the remaining was funded through the issuance of 258 shares of preferred stock in 2009 that have a nominal value of $2,580 and a fair value of $1,177 and through the issuance of 980 shares of preferred stock in 2010 that have a nominal value of $9,800 and a fair value of $4,705.
          On December 17, 2010, the Navios Bonheur, a new 2010-built, 179,259 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet, for an acquisition price $68,883, of which $691 was paid in cash, $56,790 financed through a loan and the remaining was funded through the issuance of 2,500 shares of preferred stock that have a nominal value of $25,000 and a fair value of $11,402 (see Note 17).
Deposits for Vessel Acquisitions
          On January 27, 2010, Navios Holdings agreed to acquire a new build 180,000 dwt Capesize vessel, Navios Azimuth, for a nominal price of $55,500 of which $52,500 payable in cash and $3,000 in the form of shares of preferred stock. The vessel was under construction with a South Korean shipyard and delivered on February 14, 2011. As of December 31, 2010, Navios Holdings paid an amount of $40,500 and issued 300 shares of preferred stock, which have a nominal value of $3,000 and a fair value of $1,651 (see Note 17). As of December 31, 2010, the total amount of $42,151 has been included in “Deposit for vessels acquisitions”.
          In April 2010, Navios Holdings agreed to acquire a new build Capesize vessel with a capacity of 180,000 dwt, Navios Altamira, for a purchase price of $54,000. The vessel was under construction with a South Korean shipyard and delivered on January 28, 2011. As of December 31, 2010, Navios Holdings paid $35,000 for this vessel, which has been included in “Deposit for vessels acquisitions”.
          In November 2010, Navios Holdings agreed to exercise its option to purchase the Navios Astra for $20,972. The Navios Astra was delivered on February 21, 2011. As of December 31, 2010, Navios Holdings paid a 10% deposit on the purchase price for the acquisition of the Navios Astra amounting to $2,097, which has been included in “Deposit for vessels acquisitions”.
Navios Acquisition
          On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,733, cash paid was $39,310 and $4,423 was transferred from vessel deposits.
          On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,729, cash paid was $39,306 and $4,423 was transferred from vessel deposits.
          On September 10, 2010, Navios Acquisition took delivery of seven very large crude carriers, six of which are currently operating and one will be delivered in June 2011. Total fair value attributed to the six currently operating vessels was $419,500 (see Note 3).

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On October 27, 2010, Navios Acquisition’s took delivery of the Nave Cosmos, a 25,130 dwt chemical tanker, from a South Korean shipyard for total cost of $31,789. Cash paid was $11,294 and $20,495 was transferred from vessel deposits.
          Deposits for vessel acquisition represent deposits for vessels to be delivered in the future. As of December 31, 2010, Navios Acquisition vessel deposits amounted to $296,690 of which $181,050 was financed through loans, $1,649 was financed through the issuance of shares of preferred stock (see note 17) and the balance from existing cash.
Navios Logistics
          During 2008, Navios Logistics acquired a fleet of liquid and dry barges and pushboats for transporting dry and liquid cargo on the river system in the Hidrovia region. The total cost of the acquisition of fixed assets, including transportation costs, amounted to approximately $72,000 and the fleet was fully operational during the fourth quarter of 2008. The acquisition was financed by a loan facility of $70,000 with Marfin Egnatia Bank S.A.
          In September 2008, Navios Logistics began the construction of a new silo at its port facility in Uruguay, which has been fully operational since August 2009 and has added an additional of 80,000 metric tons storage capacity. The project was funded by Navios Logistics’ internally generated cash. For the construction of the new silo, Navios Logistics paid an amount of $7,537 ($4,770 was paid during 2008 and $2,767 during 2009).
          On July 25, 2008, Navios Logistics took delivery of a product tanker vessel named the Estefania H. The purchase price of the vessel (including direct costs) amounted to approximately $19,695.
          On June 2, 2009, Navios Logistics took delivery of the Makenita H, a tanker vessel. The purchase price of the vessel amounted to approximately $25,207.
          On October 29, 2009, Navios Logistics acquired 51% of the outstanding share capital of Hidronave S.A. for cash consideration of $500 and took delivery of the Nazira, a push-boat. The fair value of the asset at the acquisition date was $1,700 and the goodwill arising from the acquisition amounted to $284, which has all been allocated to the Company’s Logistics Business segment.
          During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira. The facility, which is expected to be operative by April 2011, is being financed entirely with funds provided by the port operations. For the construction of the facility Navios Logistics paid an amount of $3,043 during the year ended December 31, 2010.
          In 2010, Navios Logistics acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total of $987.
          On February 3, 2010, Navios Logistics took delivery of the Sara H, a 9,000 dwt, double-hull product oil tanker vessel, which is chartered-out for three years, beginning March 2010. The purchase price of the vessel (including direct costs) amounted to approximately $17,981. The vessel was financed through a long-term loan with terms similar to those relating to the Makenita H and the Estefania H (see Note 11).
          In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the Jiujiang, each with a capacity of 16,871 dwt. The Jiujiang and Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs and first trip expenses) amounted to approximately $18,717 and $17,895. As of December 31, 2010 the obligations for the Jiujiang and the Stavroula were accounted for as capital leases and the lease payments performed during 2010 for both vessels were $1,772.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL
          Intangible assets as of December 31, 2010 and 2009 consisted of the following:
          Navios Holdings (excluding Navios Acquisition)

		Accumulated	Disposal/Transfer to	Net Book Value
	Acquisition Cost	Amortization	vessel cost	December 31, 2010
Trade name	$100,420	$(18,172)	$—	$82,248
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	35,490	(5,323)	—	30,167
Favorable construction contracts	7,600	—	(7,600)	—
Favorable lease terms (*)(**)	250,674	(123,178)	(655)	126,841

Total Intangible assets	428,244	(151,278)	(8,255)	268,711

Unfavorable lease terms (***)	(127,513)	76,249	—	(51,264)

Total	$300,731	$(75,029)	$(8,255)	$217,447

Navios Acquisition

		Accumulated	Disposal/Transfer	Net Book Value
	Acquisition Cost	Amortization	To vessel cost	December 31, 2010
Favorable lease terms	60,228	(1,236)	—	58,992

Total intangible assets	60,228	(1,236)	—	58,992

Unfavorable lease terms	(5,819)	208	—	(5,611)

Total	$54,409	$(1,028)	$—	$53,381

Total Navios Holdings

		Accumulated	Disposal/Transfer to	Net Book Value
	Acquisition Cost	Amortization	vessel cost	December 31, 2010
Total intangible assets	$488,472	$(152,514)	$(8,255)	$327,703

Total unfavorable lease terms	(133,332)	76,457	—	(56,875)

Total	$355,140	$(76,057)	$(8,255)	$270,828

Total Navios Holdings

		Accumulated	Disposal/Transfer to	Net Book Value
	Acquisition Cost	Amortization	vessel cost	December 31, 2009
Trade name	$100,420	$(14,320)	$—	$86,100
Port terminal operating rights	34,060	(3,678)	—	30,382
Customer relationships	35,490	(3,549)	—	31,941
Favorable construction contracts	7,600	—	(3,200)	4,400
Favorable lease terms (**)	255,816	(103,760)	(4,308)	147,748

Total intangible assets	433,386	(125,307)	(7,508)	300,571

Unfavorable lease terms (***)	(130,523)	71,320	—	(59,203)
Backlog assets	14,830	(14,830)	—	—

Total	$317,693	$(68,817)	$(7,508)	$241,368

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

(*)	On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The unamortized amount of $655 of the Navios Vector’s favorable lease was included as an adjustment to the carrying value of the vessel.

(**)	The intangible asset associated with the favorable lease terms includes an amount of $53,668 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8) and if not exercised, the intangible will be written off. As of December 31, 2010, and 2009, $16,545 and $16,545, respectively, had been transferred to the acquisition cost of vessels and as of December 31, 2009 the amount of $2,885, had been written off due to the sale of Navios Sagittarius to Navios Partners on June 10, 2009.

(***)	The intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel and if not exercised, the intangible will be written off. As of December 31, 2010 and 2009, no purchase options held by third parties have been exercised.

	Amortization	Amortization	Amortization
	Expense	Expense	Expense
	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Trade name	$(3,852)	$(3,853)	$(3,860)
Port terminal operating rights	(927)	(927)	(929)
Customer relationships	(1,774)	(1,774)	(1,774)
Favorable lease terms	(21,488)	(33,243)	(34,015)
Unfavorable lease terms	8,147	17,481	22,543
Backlog assets	—	(44)	(2,454)

Total	$(19,894)	$(22,360)	$(20,489)

The remaining aggregate amortization of acquired intangibles will be as follows:

	Within one
Description	year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total

Navios Holdings (excluding Navios Acquisition)
Trade name	$3,853	$3,860	$3,853	$3,853	$3,853	$62,976	$82,248
Favorable lease terms	17,661	17,670	14,328	12,879	11,510	21,713	95,761
Unfavorable lease terms	(6,439)	(6,136)	(5,131)	(4,933)	(3,545)	(9,190)	(35,374)
Port terminal operating rights	925	930	926	925	925	24,824	29,455
Customer relationships	1,775	1,775	1,775	1,775	1,775	21,292	30,167

	17,775	18,099	15,751	14,499	14,518	121,615	202,257
Navios Acquisition
Favorable lease terms	4,856	5,418	5,418	5,135	4,959	30,048	55,834
Unfavorable lease terms	(683)	(683)	(683)	(683)	(683)	(2,196)	(5,611)

	4,173	4,735	4,735	4,452	4,276	27,852	50,223

Total	$21,948	$22,834	$20,486	$18,951	$18,794	$149,467	$252,480

          On June 10, 2009, Navios Holdings sold to Navios Partners the rights of the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for cash consideration of $34,600. The book value of the vessel was $4,308, resulting in a gain from the sale of $30,292, of which $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold (see Note 16).

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 9: INVESTMENT IN AFFILIATES
Navios Maritime Partners L.P.
          On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
          On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”. The Company calculated the fair value of the 1,000,000 subordinated Series A units by adjusting the publicly-quoted price for Navios Partners’ common units on the transaction date to reflect the differences between the common and subordinated Series A units of Navios Partners. Principal among these differences is the fact that the subordinated Series A units are not entitled to dividends prior to their automatic conversion to common units on the third anniversary of their issuance. Accordingly, the present value of the expected dividends during that three-year period (discounted at a rate that reflects Navios Partners’ estimated weighted average cost of capital) was deducted from the publicly-quoted price for Navios Partners’ common units in arriving at the estimated fair value of the subordinated Series A units of $6.08/unit or $6,082 for the 1,000,000 units received, which was recognized in Navios Holdings results as a non-cash compensation income. In addition, Navios Holdings was released from the omnibus agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). The subordinated series A units are accounted for at cost.
          Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.
          As of December 31, 2010 and December 31, 2009, the carrying amount of the investment in Navios Partners (subordinated units and general partner units) is accounted for under the equity method was $12,218 and $6,012, respectively. The 3,131,415 common units, from the sale of the Navios Hope, the 1,174,219 common units received from the sale of the Navios Aurora II, on March 18, 2010, and 788,370 common units from the sale of both the Navios Fulvia and the Navios Melodia on November 15, 2010, to Navios Partners, were accounted for under investment in available for sale securities. As of December 31, 2010 and December 31, 2009, the carrying amount of the investment in available-for-sale common units was $99,078 and $46,314, respectively.
          Dividends received during the year ended December 31, 2010 and 2009 were $21,231 and $18,066, respectively.
Acropolis Chartering and Shipping Inc.
          Navios Holdings has a 50% interest in Acropolis Chartering & Shipping, Inc. (“Acropolis”), a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2010 and 2009, the carrying amount of the investment was $385 and $686, respectively. Dividends received for each of the years ended December 31, 2010 and 2009, were $966 and $878, respectively.
Navios Maritime Acquisition Corporation
          On July 1, 2008, the Company completed the IPO of units in its subsidiary, Navios Acquisition, a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Simultaneously with the completion of the IPO, the Company purchased Private Placement Warrants of Navios Acquisition for an aggregate purchase price of $7,600. Prior to the IPO, Navios Holdings had purchased 8,625,000 Sponsor Units for a total consideration of $25, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consisted of one share of Navios Acquisition’s common stock and one Sponsor Warrant. Navios Acquisition at the time was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On May 28, 2010, certain stockholders of Navios Acquisition redeemed their shares upon de-“SPAC”-ing, and Navios Holdings’ ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings concluded that the increase in its ownership interest resulted in obtaining control over Navios Acquisition and, consequently, concluded that a business combination had occurred and has consolidated the results of Navios Acquisition from that date onwards (see Note 1,3).
          Summarized financial information of the affiliated companies is presented below:

	December 31, 2010			December 31, 2009
	Navios	Navios		Navios	Navios
Balance Sheet	Partners	Acquisition	Acropolis	Partners	Acquisition	Acropolis
Current assets	$55,612	$—	$1,018	$92,579	$142	$2,067
Non-current assets	785,273	—	30	344,177	251,493	35
Current liabilities	45,425	—	228	13,351	9,356	243
Non-current liabilities	303,957	—	—	215,415	—	—

	Year Ended			Year Ended			Year Ended
	December 31, 2010			December 31, 2009			December 31, 2008
	Navios	Navios		Navios	Navios		Navios	Navios
Income Statement	Partners	Acquisition	Acropolis	Partners	Acquisition	Acropolis	Partners	Acquisition	Acropolis
Revenue	$143,231	$—	$2,934	$92,643	$—	$3,260	$75,082	$—	$8,423
Net Income/(loss)	60,511	—	1,720	34,322	(648)	2,329	28,758	1,047	4,558
NOTE 10: ACCRUED EXPENSES
          Accrued expenses consist of the following:

	December 31,	December 31,
	2010	2009
Payroll	$9,624	$6,827
Accrued interest	19,102	13,573
Accrued voyage expenses	12,421	12,979
Accrued running costs	5,920	3,743
Provision for losses on voyages in progress	21	2,048
Audit fees and related services	506	64
Accrued taxes	2,840	2,195
Professional fees	2,841	1,651
Other accrued expenses	9,142	4,950

Total accrued expenses	$62,417	$48,030

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 11: BORROWINGS
          Borrowings consist of the following:

	December 31,	December 31,
Navios Holdings loans	2010	2009
Loan Facility HSH Nordbank and Commerzbank A.G.	$62,961	$146,810
Revolver Facility HSH Nordbank and Commerzbank A.G.	15,745	23,893
Commerzbank A.G.	111,496	174,055
Dekabank Deutsche Girozentrale	91,000	120,000
Loan Facility Emporiki Bank ($154,000)	61,380	113,870
Loan Facility Emporiki Bank ($75,000)	75,000	61,671
Loan DVB Bank ($21,000)	—	16,240
Emporiki Bank ($40,000)	28,000	—
Loan DNB NOR Bank ($40,000)	19,000	—
Loan DNB NOR Bank	60,700	66,500
Loan facility Marfin Egnatia Bank	—	34,025
Convertible debt	—	33,500
Unsecured bond	20,000	20,000
Ship mortgage notes	400,000	400,000
Senior notes	300,000	300,000

Total Navios Holdings loans	$1,245,282	$1,510,564

	December 31,	December 31,
Navios Logistics loans	2010	2009
Loan Marfin Egnatia Bank	$70,000	$70,000
Other long-term loans	57,423	50,393

Total Navios Logistics loans	$127,423	$120,393

	December 31,	December 31,
Navios Acquisition loans	2010	2009
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$107,236	$—
BNP Paribas S.A. and DVB Bank SE	36,175	—
DVB Bank SE and ABN AMRO Bank N.V.	50,207	—
Marfin Egnatia Bank	80,000	—
Eurobank Ergasias S.A. $52,000	22,800	—
Eurobank Ergasias S.A. $52,000	13,000	—
Ship Mortgage Notes	400,000	—

Total Navios Acquisition loans	$709,418	$—

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	December 31,	December 31,
Total Navios Holdings loans (including Navios Acquisition and Navios Logistics loans)	2010	2009
Total borrowings	$2,082,123	$1,630,957
Less: unamortized discount	(6,213)	(8,251)
Less: current portion	(63,297)	(59,804)

Total long-term borrowings	$2,012,613	$1,562,902

          Senior Notes: In December 2006, the Company issued $300,000 senior notes at 9.5% fixed rate due on December 15, 2014. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than a subsidiary of Kleimar, Navios Logistics and its subsidiaries and the general partner of Navios Partners. In addition, the Company had the option to redeem the notes in whole or in part, at any time before December 15, 2010, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and now has such option since it is after December 15, 2010, to redeem at a fixed price of 104.75%, which price declines ratably until it reaches par in 2012 (see Note 26). Furthermore, upon occurrence of certain change of control events, the holders of the notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Under a registration rights agreement, the Company and the guarantors filed a registration statement prior to June 25, 2007, which was filed and became effective on July 5, 2007, that enabled the holders of notes to exchange the privately placed notes with publicly registered notes with identical terms. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. Pursuant to the covenant regarding asset sales, the Company has to repay the senior notes at par plus interest with the proceeds of certain asset sales if the proceeds from such asset sales are not reinvested in the business within a specified period or used to pay secured debt.
          Ship Mortgage Notes: In November 2009, the Company issued $400,000 first priority ship mortgage notes due on November 1, 2017 at 8.875% fixed rate. The ship mortgage notes are senior obligations of Navios Holdings and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 9.5% senior notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Concurrently with the issuance of the ship mortgage notes, Navios Holdings has deposited $105,000 from the proceeds of the issuance into an escrow account. In December 2009, this amount was released to partially finance the acquisition of two designated Capesize vessels. At any time before November 1, 2012, Navios Holdings may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Company has the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Company to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Company and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Company’s properties and assets and creation or designation of restricted subsidiaries. The Company is in compliance with the covenants as of December 31, 2010.
Loan Facilities:
          The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2010, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.
          HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility composed of a $280,000 term loan facility and a $120,000 reducing revolving facility. In April 2008, the Company entered into an agreement for the amendment of the facility due to a prepayment of $10,000. After such amendment the term loan facility was repayable in 19 quarterly payments of $2,647, seven quarterly payments of $5,654 and a balloon payment of $166,382. In March 2009, Navios Holdings further amended its facility agreement, effective as of November 15, 2008, as follows: (a) to reduce the Security Value Maintenance ratio (“SVM”) (ratio of the charter-free valuations of the mortgaged vessels over the outstanding loan amount) from 125% to 100%; (b) to obligate Navios Holdings to accumulate cash reserves into a pledged account with the agent bank of $14,000 ($5,000 in March 2009 and $1,125 on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) to set the margin at 200 bps. The amendment was effective until January 31, 2010.
          Following the sale of the Navios Apollon on October 29, 2009, Navios Holdings prepaid $13,501 of the loan facility and permanently reduced its revolving credit facility by $4,778.
          Following the issuance of the ship mortgage notes in November 2009, the mortgages and security interests on ten vessels previously secured by the loan and the revolving facility were fully released in connection with the partial prepayment of the facility with approximately $197,599, of which $195,000 was funded from the issuance of the ship mortgage notes and the remaining $2,599 from the Company’s cash. The Company permanently reduced the revolving facility by an amount of $26,662 and the term loan facility by $80,059. In April 2010, Navios Holdings further amended its facility agreement with HSH/Commerzbank as follows: (a) release of certain pledge deposits amounting to $117,519 and acceptance additional securities of substitute vessels; and (b) to set a margin ranging from 115 bps to 175 bps depending on the specified security value. In April, 2010, the available amount of $21,551 under the revolving facility was drawn and an amount of $117,519 was kept in a pledged account. On April 29, 2010, restricted cash of $17,982 for financing the Navios Vector acquisition was drawn. The amount of $73,974 for financing the Navios Melodia and Navios Fulvia acquisition ($36,987 for each vessel) was drawn from the pledged account and a prepayment of $25,553 was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010.
          The loan facility requires compliance with financial covenants, including specified SVM contained to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.
          The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.
          On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners, for a total consideration of $177,000 of which $162,000 was paid in cash and the remaining in Navios Partners’ units, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71,898.
          As of December 31, 2010, the outstanding amount under the revolving credit facility was $15,745 and the outstanding amount under the loan facility was $62,961.
          Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          In August 2009, Navios Holdings entered into another loan agreement with Emporiki Bank of Greece of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. Each tranche of the facility is repayable in 20 semi-annual installments of $1,375 with a final payment of $10,000 on the last payment date. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. It bears interest at a rate of LIBOR plus 175 bps. As of December 31, 2010, the full amount of $75,000 was drawn under this facility. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. Following the delivery of both vessels the loan also requires compliance with certain financial covenants.
          On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64,350. Following the delivery of the Navios Antares on January 2010, an additional amount of $14,830 was drawn and the outstanding amount of the facility $64,350. The amended facility is repayable in 10 semi-annual installments of $2,970 and 10 semi-annual installments of $1,980 with a final balloon payment of $14,850 on the last payment date. The interest rate of the amended facility is based on a margin of 175 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of December 31, 2010, the outstanding amount under this facility was $61,380.
          In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable in 20 semi-annual equal installments of $1,500 each, with a final balloon payment of $10,000 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. As of December 31, 2010, the amount drawn was $28,000.
          DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66,500 has been cancelled following the cancellation of construction of one of the two Capesize bulk carriers. As of December 31, 2010, the total available amount of $66,500 was drawn. The amended facility is repayable six months following the delivery of the Capesize vessel in 11 semi-annual installments of $2,900, with a final payment of $34,600 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. The interest rate of the amended facility is based on a margin of 225 bps as defined in the new agreement. As of December 31, 2010, the outstanding amount under this facility was $60,700.
          In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. The loan is repayable three months following the delivery of the Capesize vessel in 24 equal quarterly installments of $645 each, with a final balloon payment of $24,520 on the last payment date. It bears interest at a rate of LIBOR plus 275 bps. As of December 31, 2010, the amount drawn was $19,000.
          Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable upon delivery of the Capesize vessels in 20 semi-annual installments and bears an interest rate based on a margin of 190 bps. The loan facility requires compliance with certain financial covenants and the covenants contained in the senior notes. The loan also requires compliance with certain financial covenants. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39,000 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39,000 kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of December 31, 2010, $91,000 was outstanding under this facility.
          Convertible Debt: In February 2009, Navios Holdings issued $33,500 of convertible debt at a fixed rate of 2% exercisable at a price of $11.00 per share, exercisable until February 2012, in order to partially finance the acquisition of the Navios Vega. Interest was payable semi-annually. Unless previously converted, the amount was payable in February 2012. The Company had the option to redeem the debt in whole or in part in multiples of a thousand dollars, at any time after February 2010 at a redemption price equal to 100% of the principal amount to be redeemed. The convertible debt was recorded at fair value on issuance at a discounted face value of 94.5%. The fair value was determined using a binomial stock price tree model that considered both the debt and conversion features. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
          On November 3, 2010, Navios Holdings purchased the 2% convertible debt having a principal amount of $33,500, dated February 18, 2009, for an aggregate price of $29,100, resulting in a gain of $3,799 under “Other income” in the statements of income. The closing of the purchase of the convertible senior debt took place on November 16, 2010.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. Following the refinancing of this facility in October 2009, as a result of which one subsidiary that is a guarantor of the ship mortgage notes issued in November 2009 was replaced as borrower with another, the facility term was extended to October 2011. It bears interest at a rate based on a margin of 275 bps. Since September 7, 2010, the available amount of the loan facility has been reduced to $30,000. During 2010, a total amount of $43,375 was drawn and has been fully repaid.
          Commerzbank Facility: In June 2009, Navios Holdings entered into a new facility agreement of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Each tranche of the facility is repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 with a final payment of $24,706 on the last payment date. It bears interest at a rate based on a margin of 225 bps. As of December 31, 2010, the outstanding amount was $111,496. The loan facility requires compliance with the covenants contained in the senior notes. Following the sale of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010 to Navios Partners, respectively, Navios Holdings cancelled two of the four tranches and fully repaid in October 2010 their outstanding loan balances, $53,600 and $54,500, respectively.
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
          DVB Facility: On August 4, 2005, Kleimar entered into a $21,000 loan facility with DVB Bank for the purchase of a vessel. The loan was assumed upon acquisition of Kleimar and was repayable in 20 quarterly installments of $280 each with a final balloon payment of $15,400 in August 2010. The loan was secured by a mortgage on a vessel together with assignment of earnings and insurances. As of December 31, 2010, the outstanding amount under this facility had been fully repaid.
Navios Acquisition loans:
          Ship Mortgage Notes: In October 2010, Navios Acquisition issued $400,000 first priority ship mortgage notes (the “Notes”) due on November 1, 2017 at an 8.625% fixed rate. The Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of Navios Acquisition’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of Navios Acquisition’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 bps (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par in. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Navios Acquisition and the guarantors agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered Notes with identical terms which was effective January 31, 2011.
          Navios Acquisitions’ 8.625% Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Navios Acquisitions’ subsidiaries with the exception of Navios Acquisition Finance (U.S.) Inc. (a co-issuer of the ship mortgage notes). All subsidiaries are 100% owned. Navios Acquisition does not have any independent assets or operations.
          The Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Acquisition’s properties and assets and creation or designation of restricted subsidiaries.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          Following the issuance of the Notes and net proceeds raised of $388,883, the securities on six VLCC vessels previously secured by the loan facilities were fully released in connection with the full repayment of the facilities totalling approximately $343,841, and $27,609 was used to partially repay the $40,000 Navios Holdings’ credit facility, which has been eliminated upon consolidation.
          Credit Facilities
          Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial asset acquisition, that qualified as Navios Acquisition’s initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $107,236 was drawn under this facility.
          BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial asset acquisition, that qualified as Navios Acquisition’s initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010, of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of part-financing the purchase price of three product tankers. Each of the tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. It bears interest at a rate of LIBOR plus 250 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $36,175 was drawn under this facility.
          DVB Bank S.E. and ABN AMRO Bank N.V.: On May 28, 2010, Navios Acquisition entered into a loan agreement with DVB Bank S.E. and ABN AMRO BANK N.V. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two product tanker vessels. Each tranche of the facility is repayable in 24 equal quarterly installments of $448 each with a final balloon payment of $15,241 to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 275 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, the outstanding amount under this facility was $50,207.
          Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into a $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 bps. As of December 31, 2010, the outstanding amount under this facility was $80,000.
          Eurobank Ergasias S.A.: On October 26, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,200 (divided into two tranches of $26,100 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345, each with a final balloon payment of $15,060, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. The loan bears interest at a rate of LIBOR plus (i) plus 250 bps for the period prior to the delivery date in respect of the vessel being financed, and (ii) thereafter 275 bps. The loan also requires compliance with certain financial covenants. The outstanding amount under this facility as of December 31, 2010 was $22,800.
          Eurobank Ergasias S.A.: On December 6, 2010, Navios Acquisition entered into a loan agreement with Eurobank Ergasias S.A. of up to $52,000 (divided into two tranches of $26,000 each) to partially finance the acquisition costs of two LR1 product tanker vessels. Each tranche of the facility is repayable in 32 equal quarterly installments of $345 each with a final balloon payment of $14,960, to be repaid on the last repayment date. The repayment of each tranche starts three months after the delivery date of the respective vessel. It bears interest at a rate of LIBOR plus 300 bps. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $13,000 was drawn ($6,500 from each of the two tranches under this facility).
          The VLCC Acquisition Credit Facilities
          On September 10, 2010, Navios Acquisition consummated the VLCC Acquisition. In connection with the acquisition of the VLCC vessels, Navios Acquisition entered into, assumed and supplemented the VLCC Acquisition credit facilities described below. The VLCC Acquisition credit facilities were fully repaid and terminated with the proceeds of the Notes on October 21, 2010.
          In connection with the full repayment of the VLCC facilities of $343,841 Navios Acquisition paid prepayment fees and breakage cost of $2,503 and wrote-off unamortized deferred financing costs of $2,938. The total amount of $5,441 was expensed in the statement of income.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On December 12, 2006, a loan of $82,875 was obtained from HSH Nordbank AG. The loan is secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56,125 and was repayable in one installment of $2,125, one installment of $1,810, 12 installments of $2,023, eight installments of $1,491 and four installments of $1,997 after the prepayment of $8,000 on September 13, 2010. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements, (c) the prepayment of $800,000 held in a cash collateral account and (d) a minimum value clause at 115% starting on June 30, 2011 and 120% starting on December 31, 2011. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010 the outstanding amount under this facility was $0 as the facility was repaid with the proceeds from the issuance of the Notes on October 21, 2010.
          On September 5, 2007, a syndicated loan of $65,000 was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54,700 and was repayable in one installment of $900, four installments of $950, four installments of $1,000, four installments of $1,075, four installments of $1,150 four installments of $1,200, seven installments of $1,250 and a balloon payment of $23,550 payable together with the last installment. Payments were to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 10, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0 as it was repaid with the proceeds from the issuance of the Notes on October 21, 2010.
          On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,907 and was repayable in three installments of $1,575, four installments of $1,675, four installments of $1,725 four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $10,382 payable together with the last installment. Payments are to be made quarterly until the 10th anniversary of the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. The outstanding amount under this facility as of December 31, 2010 was $0, since it was repaid with the proceeds from the issuance of the Notes on October 21, 2010.
          On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,784 and was payable in two installments of $1,550, four installments of $1,625, four installments of $1,725, four installments of $1,850, four installments of $1,950, four installments of $2,100, three installments of $2,200 and a balloon payment of $12,084 together with the last installment. Forty quarterly payments are to be made commencing on February 15, 2007. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75%, (b) financial covenant package similar to Navios Acquisition’s other facility agreements and (c) a minimum value clause at 115% until December 31, 2011 and thereafter at 130%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0, as it was repaid with the proceeds from the issuance of the Notes on October 21, 2010.
          On May 16, 2007, a syndicated loan in the amount of $62,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38,775 and was repayable in three installments of $1,925, four installments of $2,075, four installments of $2,200 and three installments of $2,350 together with a balloon payment of $8,850. Payments were to be made for 28 quarters from the date three months from the drawdown date. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by Navios Acquisition. The amended terms included (a) a new margin of 2.75% applicable for tranche A and margin of 4% applicable for tranche B, (b) a financial covenant package similar to Navios Acquisition’s other facility agreements and (c) minimum value clause at 115% until December 31, 2011 on a charter attached basis and thereafter at 130% on a charter free basis. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing. As of December 31, 2010, the outstanding amount under this facility was $0, since the facility was repaid through the issuance of the Ship Mortgage Notes on October 21, 2010.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On March 26, 2010, a loan facility of $90,000 was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as of September 10, 2010 was $90,000. The loan was secured by the Shinyo Saowalak together with security interests in related assets and was repayable by twelve installments of $1,750, twelve installments of $2,000 and sixteen installments of $2,813. The first repayment was to be made on September 21, 2010 with the last installment to be paid on the date falling 117 months after September 21, 2010. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a financial covenant package similar to Navios Acquisition’s other facility agreements. The outstanding amount under this facility as of December 31, 2010 was $0, since the facility was paid in full on October 21, 2010 with the proceeds from the issuance of the Notes.
Navios Logistics loans:
          Marfin Facility
          On March 31, 2008, Nauticler S.A. entered into a $70,000 loan facility for the purpose of providing Nauticler S.A. with investment capital to be used in connection with one or more investment projects. The loan was initially repayable in one installment by March 2011 and was bearing interest at LIBOR plus a margin of 175 bps. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 bps. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 bps. The loan is repayable in one payment in March 2012. As of December 31, 2010, the amount outstanding under this facility was $70,000.
          Joint Venture Indebtedness
          In connection with the acquisition of Horamar, Navios Logistics assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker (Malva H). Since the vessel’s delivery, the interest rate has been LIBOR plus 150 bps. The loan is repaid in installments that shall not be less than 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date shall not extend beyond December 31, 2011. The loan can be pre-paid before such date, with two days written notice. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $6,645.
          In connection with the acquisition of Horamar, Navios Logistics assumed a $2,286 loan facility that was entered into by Thalassa Energy S.A., a Navios Logistics’ majority owned subsidiary, in October 2007, in order to finance the purchase of two self-propelled barges (the Formosa and San Lorenzo). The loan bears interest at LIBOR plus 150 bps. The loan is repaid in five equal installments of $457 four of which were made in November 2008, June 2009, January and August 2010 and the remaining one was repaid in March 2011. The loan also requires compliance with certain covenants. The loan is secured by a first priority mortgage over the two self-propelled. As of December 31, 2010, the amount outstanding under this facility was $457.
          On September 4, 2009, HS Navigation Inc. entered into a loan facility for an amount of up to $18,710 that bears interest at LIBOR plus 225 bps in order to finance the acquisition cost of the Estefania H. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed beyond May 15, 2016. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $14,405.
          On December 15, 2009, HS Tankers Inc., one of Navios Logistics majority owned subsidiaries, entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24,000 which bears interest at LIBOR plus 225 bps. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date shall not extend beyond March 24, 2016. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $21,093.
          On December 20, 2010, HS South Inc., one of Navios Logistics majority owned subsidiaries, entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14,385 which bears interest at LIBOR plus 225 bps. The loan will be repaid by installments. The loan is repayable in installments that shall not be less than the highest of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The repayment date should not exceed beyond May 24, 2016. The loan also requires compliance with certain covenants. As of December 31, 2010, the amount outstanding under this facility was $14,087.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          Other Indebtedness
          In connection with the acquisition of Hidronave S.A. in October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of a pushboat (Nazira). As of December 31, 2010, the outstanding loan balance was $735. The loan facility bears interest at a fixed rate of 600 bps. The loan is repaid by installments of $6 each and the final repayment date can not extend beyond August 10, 2021. The loan also requires compliance with certain covenants.
          As of December 31, 2010, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.
          The maturity table below reflects the principal payments of all credit facilities outstanding as of December 31, 2010 for the next 5 years and thereafter are based on the repayment schedule of the respective loan facilities (as described above) and the outstanding amount due under the senior notes and the ship mortgage notes. The maturity table below includes in the amount shown for 2016 and thereafter future principal payments of the drawn portion of credit facilities associated with the financing of the construction of Capesize vessels delivered during the first quarter of 2011.

Amount in thousands of
Year	USD
2011	$63,297
2012	226,808
2013	58,245
2014	407,545
2015	70,475
2016 and thereafter	1,255,753

Total	$2,082,123

NOTE 12: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS
Warrants
          The Company accounts for the Navios Acquisition Warrants (see Note 1), which were obtained in connection with its investment in Navios Acquisition, under guidance for accounting for derivative instruments and hedging activities. This accounting guidance establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with the relative accounting guidance, the Company before acquiring control over Navios Acquisition, recorded the Navios Acquisition Warrants in the consolidated balance sheets under “Long-term derivative assets” at fair value, with changes in fair value recorded in “(Loss)/gain on derivatives” in the consolidated statements of income.
          Prior to the consolidation of Navios Acquisition, Navios Holdings valued the Navios Acquisition Warrants at fair value amounting to $14,069 (fair value $9,120 of 7,600,000 warrants at $1.20 per warrant and $4,949 of 6,035,000 sponsor warrants at $0.82 per warrant), and changes in fair value were recorded in “(Loss)/gain on derivatives” in the consolidated statements of income amounting to $5,888 ($5,863 and ($5,282) for the year ended December 31, 2009 and 2008, respectively).
          Upon obtaining control of Navios Acquisition (see Note 1), the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17,742 recorded in the statements of income under “Gain on change in control” and noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60,556.
          Interest rate risk
          The Company entered into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statements of income.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          For the years ended December 31, 2010, 2009 and 2008, the realized loss on interest rate swaps was $(1,155), $(1,491) and $(2,351), respectively. As of December 31, 2010 and 2009, the outstanding net liability was $0 and $1,133, respectively. The unrealized gain/(loss) as of December 31, 2010, 2009 and 2008 was $1,133, $1,774 and $(1,874), respectively.
          The swap agreements have been entered into by subsidiaries. The Royal Bank of Scotland, the Alpha Bank swap and the HSH Nordbank swap agreements have expired as of December 31, 2010.
Forward Freight Agreements (FFAs)
          The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally have not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.
          Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.
          For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statements of income under “(Loss )/gain on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statements of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. For the years ended December 31, 2010, 2009 and 2008, losses of $0, $0 and $19,939, respectively, included in “Accumulated Other Comprehensive Income/ (Loss)”, were reclassified to earnings.
          At December 31, 2010 and December 31, 2009, none of the “mark to market” positions of the open dry bulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of income.
          The net (losses)/gains from FFAs recorded in the statement of income amounted to $(1,802), $(5,172) and $16,244, for the years ended December 31, 2010, 2009 and 2008, respectively.
          During each of the years ended December 31, 2010, 2009 and 2008, the changes in net unrealized gains/ (losses) on FFAs amounted to $(19,903), $1,674 and $(8,220), respectively.
          The open drybulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

	December 31,	December 31,
Forward Freight Agreements (FFAs)	2010	2009
Short term FFA derivative assets	$—	$28,194
Long term FFA derivative assets	149	—
Short term FFA derivative liability	(245)	(9,542)

Net fair value on FFA contracts	$(96)	$18,652

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$92	$(77)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$1,328	$10,265

          The open interest rate swaps, after consideration of their fair value, are summarized as follows:

	December 31,	December 31,
Interest Rate Swaps	2010	2009
Short term interest rate swap liability	$—	$(1,133)

Net fair value of interest rate swap contract	$—	$(1,133)

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
Reconciliation of balances
          Total of balances related to derivatives and financial instruments:

	December 31,	December 31,
	2010	2009
FFAs	$(96)	$18,652

NOS FFAs portion of fair value transferred to NOS derivative account (*)	92	(77)

LCH FFAs portion of fair value transferred to LCH derivative account (**)	1,328	10,265

Navios Acquisition Warrants	—	8,181

Interest rate swaps	—	(1,133)

Total	$1,324	$35,888

Balance Sheet Values

	December 31,	December 31,
	2010	2009
Total short term derivative asset	$1,420	$38,382
Total long term derivative asset	149	8,181
Total short term derivative liability	(245)	(10,675)

Total	$1,324	$35,888

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).

(**)	LCH: The London Clearing House.
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
          Borrowings: The carrying amount of the floating rate loans approximates its fair value. Only the senior and ship mortgage notes have a fixed rate and their fair value, which was determined based on quoted market prices, is indicated in the table below.
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

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2010		December 31, 2009
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalent	$207,410	$207,410	$173,933	$173,933
Restricted cash	$53,577	$53,577	$107,158	$107,158
Trade receivables	$70,388	$70,388	$78,504	$78,504
Accounts payable	$(49,496)	$(49,496)	$(61,990)	$(61,990)
Senior and ship mortgage notes, net of discount	$(1,093,787)	$(1,152,752)	$(693,049)	$(714,500)
Long term debt	$(982,123)	$(982,123)	$(929,657)	$(929,657)
Available for sale securities	$99,078	$99,078	$46,314	$46,314
Interest rate swaps	$—	$—	$(1,133)	$(1,133)
Navios Acquisition Warrants	$—	$—	$8,181	$8,181
Forward Freight Agreements, net	$(96)	$(96)	$18,652	$18,652
          The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$149	$149	$—	$—
Investments in available for sale securities	99,078	99,078	—	—

Total	$99,227	$99,227	$—	$—

	Fair Value Measurements as of December 31, 2010
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Liabilities	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$245	$245	$—	$—

Total	$245	$245	$—	$—

	Fair Value Measurements as of December 31, 2009
		Quoted Prices in	Significant Other	Significant
		Active Markets for	Observable	Unobservable
		Identical Assets	Inputs	Inputs
Assets	Total	(Level 1)	(Level 2)	(Level 3)
FFAs	$28,194	$28,194	$—	$—
Navios Acquisition Warrants	8,181	—	8,181	—
Investments in available for sale securities	46,314	46,314	—	—

Total	$82,689	$74,508	$8,181	$—

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
NOTE 13: EMPLOYEE BENEFIT PLANS
Retirement Saving Plan
          The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2010, 2009 and 2008, were approximately $122, $105 and $101, respectively, which included a discretionary contribution of $18, $15, and $15, respectively.
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
Stock Plan
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
          On December 17, 2009, the Company authorized the issuance of shares of restricted stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. Restricted stock and restricted stock units awarded on December 17, 2009 to its employees, officers and directors, are restricted for three years period.
          On December 16, 2010, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued an additional 537,310 shares restricted of common stock to its employees, which vest over three years.
          This restriction lapses in two or three equal tranches, over the requisite service periods, of one, two and three years from the grant date. Stock options have been granted to executives and directors only and vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for seven years after its vesting date.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:
–	Expected term: The “simplified method” was used which includes taking the average of the weighted average time to vesting and the contractual term of the option award. The option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s option award is 4.5 years.

–	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate (which equals the historical estimate is 81.52%, 68.86% and 61.30% for 2010, 2009 and 2008, respectively).

–	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

–	Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. The 4.5 year yield-to-maturity rate as of the grant date is 1.81%, 3.64% and 1.23% for 2010, 2009 and 2008, respectively.
          The fair value of restricted stock and restricted stock units grants excludes dividends to which holders of restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted stock and restricted stock units grant is $0.06 for 2010, 2009 and 2008.
          The weighted average grant date fair value of stock options and restricted stock and restricted stock units granted during the year ended December 31, 2010 was $2.54, $5.15 and $5.15 respectively.
          The weighted average grant date fair value of stock options and restricted stock and restricted stock units granted during the year ended December 31, 2009 was $2.59, $5.63 and $5.63 respectively.
          The weighted average grant date fair value of stock options and restricted stock and restricted stock units granted during the year ended December 31, 2008 was $1.21, $3.18 and $3.18 respectively.
          The effect of compensation expense arising from the stock-based arrangements described above amounts to $2,476, $2,187 and $2,694 as of December 31, 2010, 2009 and 2008, respectively and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
The summary of stock-based awards is summarized as follows (in thousands except per share data):

		Weighted	Weighted
		average	average	Aggregate
		exercise	remaining	intrinsic
	Shares	price	term	value
Options
Outstanding at January 1, 2008	288,000	—	—	1,542
Granted	571,266	3.18	—	691

Outstanding as of December 31, 2008	859,266	7.73	8.57	2,233
Vested at December 31, 2008	96,000	—	—	—
Exercisable at December 31, 2008	96,000	—	—	—

Outstanding at January 1, 2009	859,266	—	—	2,233
Granted	405,365	5.87	—	1,049

Outstanding as of December 31, 2009	1,264,631	7.13	8.02	3,282
Vested at December 31, 2009	286,422	—	—	—
Exercisable at December 31, 2009	286,422

Outstanding at January 1, 2010	1,264,631	—	—	3,282
Exercised	(130,577)	—	—	(158)
Granted	954,842	5.15	—	2,422

Outstanding as of December 31, 2010	2,088,896	6.47	7.98	5,546
Vested at December 31, 2010	446,856	—	—	—
Exercisable at December 31, 2010	316,279	—	—	—

Restricted stock and restricted stock units
Outstanding as of January 1, 2008	147,264	—	—	2,467
Granted	314,016	—	—	1,255
Vested	(79,858)	—	—	(1,301)
Forfeited or expired	(1,083)	—	—	(18)

Non Vested as of December 31, 2008	380,339	—	1.7	2,403

Outstanding as of January 1, 2009	380,339	—	—	2,403
Granted	384,149	—	—	2,164
Vested	(217,894)	—	—	(1,719)
Forfeited or expired	(22,457)	—	—	(127)

Non Vested as of December 31, 2009	524,137	—	2.3	2,721

Outstanding as of January 1, 2010	524,137	—	—	2,721
Granted	567,810	—	—	2,924
Vested	(276,879)	—	—	(1,283)
Forfeited or expired	(12,652)	—	—	(61)

Non Vested as of December 31, 2010	802,416	—	2.61	4,301
          The estimated compensation cost relating to non-vested stock option and restricted stock and restricted stock units awards not yet recognized was $2,831 and $3,572, respectively, as of December 31, 2010 and are expected to be recognized over the weighted average period of 1.9 and 2.6 years, respectively.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 14: COMMITMENTS AND CONTINGENCIES:
          As of December 31, 2010, the Company was contingently liable for letters of guarantee and letters of credit amounting to $1,098 (2009: $2,167) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.
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
          As of December 31, 2010, the Company’s subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to $4,674. The respective provision for such contingencies was included in “Other long-term liabilities and deferred income”. According to the acquisition agreement (see Note 1), if such cases materialize against the Company, the amounts involved will be reimbursed by the previous shareholders, and, as such, the Company has recognized a respective receivable (included in “Other long-term assets”) against such liability, since the management considers the receivable to be probable. The contingencies are expected to be resolved in the next four years. In the opinion of management, the ultimate disposition of these matters will not adversely affect the Company’s financial position, results of operations or liquidity. On August 19, 2009, Navios Logistics issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (“Petrosan”) of all its obligations to Vitol S.A. (“Vitol”) up to $4,000. In addition, Petrosan agreed to pay Vitol immediately upon demand, any and all sums up to the referred limit, plus interest and costs, in relation to sales of gas oil under certain contracts between Vitol and Petrosan. The guarantee will expire on August 18, 2011.
          In August 2009, Navios Logistics issued a performance guarantee of up to $4,000 plus interest and costs in favor of a customer of its subsidiary, Petrolera San Antonio S.A., covering sales of gas oil contracted between the parties.
          The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through June 2023.
          As of December 31, 2010, Navios Acquisition committed for future remaining contractual deposits for the vessels to be delivered on various dates through December 2012. The future minimum commitments by period as of December 31, 2010, of Navios Acquisition under its ship building contracts, were as follows:

Amount
December 31, 2011	$132,727
December 31, 2012	115,708

$248,435

NOTE 15: LEASES
Chartered-in:
          As of December 31, 2010, the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

Amount
2011	$94,643
2012	105,177
2013	106,695
2014	101,312
2015	93,974
2016 and thereafter	484,135

$985,936

          Charter hire expense for Navios Holdings chartered-in vessels amounted to $150,715, $203,320 and $897,062, for the each of the years ended December 31, 2010, 2009 and 2008, respectively.
          Charter hire expense for logistics business chartered-in vessels amounted to $5,359, $3,743 and $1,548, for the each of the years ended December 31, 2010, 2009 and 2008, respectively.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          In November 2008, Navios Holdings cancelled the agreements, at no cost, to charter-in nine vessels.
Chartered-out:
          The future minimum revenue, net of commissions, expected to be earned on non-cancelable time charters is as follows:

Amount
2011	$450,560
2012	385,439
2013	314,354
2014	232,458
2015	196,628
2016 and thereafter	853,908

Total minimum revenue, net of commissions	$2,433,347

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
Office space:
          The future minimum commitments under lease obligations for office space are as follows:

Amount
2011	$2,137
2012	2,061
2013	1,941
2014	1,965
2015	2,051
2016 and thereafter	6,553

Total minimum lease payments	$16,708

          Rent expense for office space amounted to $2,115, $1,830, and $1,860 for each of the years ended December 31, 2010, 2009 and 2008, respectively.
          On January 2, 2006, the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the Company entered into a ten-year lease for office facilities in South Norwalk, Connecticut, that terminated during 2010. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. On October 31, 2007, the Company entered into a 12-year lease agreement for additional space of its offices in Piraeus and the lease agreement expires in 2019. On October 29, 2010, the existing lease agreement for its offices in Piraeus was amended to reduce the amount of space leased. On July 1, 2010, Kleimar entered into a new contract for the lease of approximately 632 square meters for its offices pursuant to a lease that expires in 2019. Navios Corporation also leases approximately 11,923 square feet of space at 825 3rd Avenue, New York pursuant to a lease that expires in 2019. Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire in various dates through 2013. The above table incorporates the lease commitment on all offices as disclosed above.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 16: TRANSACTIONS WITH RELATED PARTIES
          Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into two lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation which is currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters and houses the operations of most of the Company’s subsidiaries. The total annual lease payments are €450 (approximately $596) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended and Navios ShipManagement Inc. leases 253.75 less square meters. The total annual lease payments are €352 (approximately $466) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, a Greek corporation that is currently majority owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility in Piraeus, Greece, of approximately 253.75 square meters and houses part of the operations of the Company. The total annual lease payments are €79 (approximately $105) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.
          Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”) as a broker. Commissions paid to Acropolis for each of the years ended December 31, 2010, 2009 and 2008 were $155, $300 and $1,746, respectively. The Company owns fifty percent of the common stock of Acropolis. During the years ended December 31, 2010, 2009 and 2008, the Company received dividends of $966 and $878, and $1,928, respectively, which has been eliminated upon consolidation. Included in the trade accounts payable at December 31, 2010 and 2009 is an amount of $121 and $134, respectively, which is due to Acropolis Chartering and Shipping Inc.
          Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. Total management fees for the years ended December 31, 2010, 2009 and 2008 amounted to $19,746, $11,004 and $9,275, respectively. Since November 2009, Navios Holdings will receive $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel.
          Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, Navios Holdings provides for five years from the closing of Navios Acquisition’s initial vessel acquisition, commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel and $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the Management Agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6.0 and $7.0 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300.0 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the years ended December 31, 2010, 2009 and 2008 amounted to $9,752, $0 and $0, respectively, which has been eliminated upon consolidation.
          General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, Navios Holdings provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2010, 2009 and 2008 amounted to $2,750, $1,843 and $1,490, respectively.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2010, 2009 and 2008 amounted to $380, $0 and $0, respectively.
          Balance due from affiliate: Due from affiliate at December 31, 2010 amounts to $2,603 (2009: $1,973) which includes the current amounts due from Navios Partners (2009:$1,952). The balances mainly consist of management fees, administrative fees and other expenses.
          Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 to release Navios Holdings for two years from restrictions on acquiring Capesize and Panamax vessels from third parties.
          Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, among the other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers under specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries grant to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.
          Sale of Navios Hope: On July 1, 2008, the Navios Hope was sold to Navios Partners in accordance with the terms of the omnibus agreement. The sale price consisted of $35,000 in cash and $44,936 in common units (3,131,415 common units) of Navios Partners. The investment in the 3,131,415 common units is classified as “Investments in available for sale securities”. The gain from the sale of Navios Hope was $51,508 of which $24,940 was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining $26,568 which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Other long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. Following Navios Partners’ public equity offerings of: (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 and the completion of the exercise of the overallotment option previously granted to the underwriters in connection with this offering in October 2009; and (c) 4,000,000 common units in November 2009, Navios Holdings’ interest in Navios Partners decreased to 44.6% in May 2009, to 42.3% in September 2009, to 41.8% in October 2009 after the exercise of the over-allotment option and further to 37.0% in November 2009. As a result of this decrease, $3,464, $1,098 and $2,574, respectively, of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. Following the Navios Partners’ public equity offering of 3,500,000 common units in February 2010, the 4,500,000 common units public offering in May 2010, the public offering of 5,500,000 common units in October 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, then to 31.3% and to 27.5%, recognizing an additional $1,751, $862 and $1,621, respectively, of the deferred gain in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2010, the unamortized portion of the gain was $11,758.
          Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates” (See Note 9).

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          Sale of rights of Navios Sagittarius: On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash consideration of $34,600. The book value of the vessel was $4,308, resulting in a gain from her sale of $30,292, of which, $16,782 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,510 representing profit of Navios Holdings’ 44.6% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being recognized to income based on the remaining term of the vessel’s contract rights or until the vessel’s rights are sold. Following Navios Partners’ public equity offering of 2,800,000 common units in September 2009, Navios Holdings’ interest in Navios Partners decreased to 42.3% and to 41.8% in October 2009 after the exercise of the overallotment option and $659 of the deferred gain has been recognized in the statements of income in 2009 under “Equity in net earnings of affiliated companies”.
          Following the Navios Partners’ public equity offering of 4,000,000 common units in November 2009, the public offering of 3,500,000 common units in February 2010, the public offering of 4,500,000 common units in May 2010, the public offering of 5,500,000 common units in October 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 37%, then to 33.2%, to 31.3% and then to 27.5% recognizing an additional $1,528, $1,064, $520 and $963, respectively, of the deferred gain which has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2010, the unamortized portion of the gain was $6,923.
          Sale of Navios Apollon: On October 29, 2009, Navios Holdings sold the Navios Apollon to Navios Partners. The sale price of $32,000 was received entirely in cash. The book value of the vessel was $25,131, resulting in gain from her sale of $6,869, of which, $3,995 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2,874 representing profit of Navios Holdings’ 41.8% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being amortized over the remaining life of the vessel or until it is sold. Following the Navios Partners’ public equity offering of 4,000,000 common units in November 2009, the public offering of 3,500,000 common units in February 2010, the public offering of 4,500,000 common units in May 2010, the public offering of 5,500,000 common units in October 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 37%, then to 33.2%, to 31.3% and then to 27.5% recognizing an additional $318, $218, $91 and $108, respectively, of the deferred gain which has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2010, the unamortized portion of the gain was $555.
          Sale of Navios Hyperion: On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel to Navios Partners for $63,000 in cash. The book value of the vessel was $25,168, resulting in gain from the sale of $37,832, of which, $23,836 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $13,996 representing profit of Navios Holdings’ 37.0% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being amortized over the vessel’s remaining useful life or until it is sold. Following the Navios Partners’ public equity offering of 3,500,000 common units in February 2010, the 4,500,000 common units public offering in May 2010, the public offering of 5,500,000 common units in October 2010 and the completion of the exercise of the overallotment option previously granted to the underwriters, Navios Holdings’ interest in Navios Partners decreased to 33.2%, then to 31.3% and to 27.5%, recognizing an additional $1,414, $671 and $1,161,respectively, of the deferred gain has been recognized in the statements of income under “Equity in net earnings of affiliated companies”. As of December 31, 2010, the unamortized portion of the gain was $8,048.
          Sale of Navios Aurora II: On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel with a capacity of 169,031 dwt, to Navios Partners for $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. The investment in the 1,174,219 common units is classified as “Investments in available for sale securities”. The book value of the vessel was $109,508, resulting in gain from her sale of $818, of which $547 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $271 representing profit of Navios Holdings’ 33.2% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. The deferred gain has been fully amortized during the second quarter of 2010.
          Sale of Navios Pollux: On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009 South Korean-built Capesize vessel with a capacity of 180,727 dwt, to Navios Partners for $110,000. The book value of the vessel was $107,452, resulting in gain from the sale of $2,548, of which $1,751 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $797 representing profit of Navios Holdings’ 31.3% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. As of December 31, 2010, the deferred gain has been fully amortized.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          Sale of Navios Fulvia: On November 15, 2010, Navios Holdings sold the Navios Fulvia, a 2010 South Korean-built Capesize vessel with a capacity of 179,263 dwt, to Navios Partners for $98,184. The sale price consisted of $89,900 in cash and $8,284 in common units (436,231 common units) of Navios Partners. The investment in the 436,231 common units is classified as “Investments in available for sale securities”.The book value of the vessel was $67,211, resulting in gain from the sale of $30,973, of which $22,093 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $8,880 representing profit of Navios Holdings’ 28.7% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being amortized over the vessel’s remaining useful life or until it is sold. As of December 31, 2010, the unamortized portion of the gain was $8,562.
          Sale of Navios Melodia: On November 15, 2010, Navios Holdings sold the Navios Melodia, a 2010 South Korean-built Capesize vessel with a capacity of 179,132 dwt, to Navios Partners for $78,787. The sale price consisted of $72,100 in cash and $6,687 in common units (352,139 common units) of Navios Partners. The investment in the 352,139 common units is classified as “Investments in available for sale securities”. The book value of the vessel was $68,757, resulting in gain from the sale of $10,030, of which $7,154 had been recognized at the time of sale in the statements of income under “Gain on sale of assets” and the remaining $2,876 representing profit of Navios Holdings’ 28.7% interest in Navios Partners has been deferred under “Other long term liabilities and deferred income” and is being amortized over its remaining useful life or until it is sold. As of December 31, 2010, the unamortized portion of the gain was $2,753.
          The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by Navios Holdings to Navios Partners. Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with above mentioned Navios Partners’ public offerings, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners.
          Purchase of shares in Navios Acquisition: Navios Holdings has purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares upon de - “SPAC” - ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. At that date, Navios Holdings acquired control over Navios Acquisition, consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards. As a result of gaining control, Navios Holdings recognized the effect of $17,742, which represents the fair value of the shares that exceed the carrying value of the Company’s ownership of 12,372,551 shares of Navios Acquisition’s common stock, in the statements of income under “Gain on change in control”. On November 19, 2010, following Navios Acquisition public offering of 6,500,000 shares of common stock at $5.50 per share, Navios Holdings’ interest in Navios Acquisition decreased to 53.7%.
          Acquisition of Eleven Product Tanker and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659 (see Note 3).
          Navios Acquisition Warrant Exercise Program: On September 2, 2010, Navios Acquisition announced the successful completion of its warrant program (the “Warrant Exercise Program”). Under the Warrant Exercise Program, holders of publicly traded warrants (“Public Warrants”) had the opportunity to exercise the Public Warrants on enhanced terms through August 27, 2010. Navios Holdings exercised in cash 13,635,000 private warrants and paid $77,037. Navios Holdings currently holds no other warrants of Navios Acquisition.
NOTE 17: PREFERRED AND COMMON STOCK
Navios Holdings
          On February 14, 2008, the Board of Directors approved a share repurchase program for up to $50,000 of Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act, as amended (the “Exchange Act”). On October 20, 2008, Navios Holdings concluded such program with 6,959,290 shares repurchased, for a total consideration of $50,000.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. There were no shares repurchased during December 31, 2010 and for the year ended December 31, 2009, 331,900 shares were repurchased under this program, for a total consideration of $717.
          During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock, following the exercise of warrants generating proceeds of $6,756.
          On December 9, 2008, the remaining 6,451,337 non exercised warrants were expired and cancelled in accordance with their terms.
Issuances to Employees and Exercise of Options
          On January 2, 2008 and January 23, 2008, Navios Holdings issued to its employees 10,000 and 3,534, restricted shares of common stock, respectively.
          On January 23, 2008, the Company issued 25,310 restricted stock units to its employees. At the time each underlying unit vests, the Company will issue shares of common stock to these employees. The restricted stock units do not have any voting or dividend rights until issuance of the underlying shares of common stock.
          On December 16, 2008, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 250,672 shares of restricted common stock, 24,500 restricted stock units and 571,266 stock options.
          On February 5, 2009, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued 55,675 shares of restricted common stock to its employees.
          On December 17, 2009, pursuant to the stock option plan approved by the Board of Directors, Navios Holdings issued to its employees 308,174 shares of restricted common stock, 20,300 restricted stock and 405,365 stock options.
          On June 2, 2010, July 1, 2010 and September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share.
          On December 16, 2010, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 537,310 shares of restricted common stock, 30,500 restricted stock units and 954,842 stock options.
Vested, Surrendered and Forfeited
          Through December 31, 2008, 1,083 shares of restricted common stock were forfeited upon termination of employment and 3,266 restricted shares were surrendered.
          On November 20 2009, and December 16, 2009, 2,090 and 4,037 restricted shares, respectively, were surrendered.
          During 2009, 24,908 restricted stock units, issued to the Company’s employees in 2008, have vested.
          During 2009, 22,457 shares of restricted common stock were forfeited upon termination of employment.
          During 2010, 30,333 restricted stock units, issued to the Company’s employees in 2009 and 2008, have vested.
          During 2010, 3,550 restricted shares of common stock were forfeited upon termination of employment and 5,103 were surrendered.
Issuances for Construction or Purchase of Vessels
          On September 17, 2009 and on June 23, 2009, Navios Holdings issued 2,829 shares of Preferred Stock (fair value $12,905) and 1,870 shares of Preferred Stock (fair value $7,177), respectively, at $10.0 nominal value per share to partially finance the construction of three Capesize vessels.
          On November 25, 2009, Navios Holdings issued 1,702 shares of Preferred Stock (fair value $8,537) at $10.0 nominal value per share to partially finance the acquisition of the Navios Aurora II.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On December 17, 2009, Navios Holdings issued 357,142 shares of common stock upon conversion of 500 shares of Preferred Stock issued on September 18, 2009 to partially finance the acquisition of the Navios Celestial.
          On December 23, 2009, on January 20, 2010 and on January 27, 2010, Navios Holdings issued 1,800 shares of Preferred Stock (fair value $9,162), issued 1,780 shares of Preferred Stock (fair value $10,550) and 300 shares of Preferred Stock (fair value $1,651) at $10.0 nominal value per share to partially finance the acquisition of the Navios Stellar, Navios Antares and the construction of the Navios Azimuth, respectively. The Navios Antares was delivered to Navios Holdings on January 1, 2010.
          On July 31, 2010 and on August 31, 2010, Navios Holdings issued 2,500 shares of Preferred Stock (fair value $12,421) and 1,870 shares of Preferred Stock (fair value $9,093) at $10.0 nominal value per share to partially finance the acquisition of the Navios Melodia and Navios Fulvia, respectively. The Navios Melodia and Navios Fulvia were delivered to Navios Holdings on September 20, 2010 and October 1, 2010, respectively.
          On October 29, 2010 and November 17, 2010, Navios Holdings issued 2,500 shares of Preferred Stock (fair value $13,120) and 980 shares of Preferred Stock (fair value $4,710), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Buena Ventura and the Navios Luz.
          On December 3, 2010 and December 17, 2010, Navios Holdings issued 980 shares of Preferred Stock (fair value $4,705) and 2,500 shares of Preferred Stock (fair value $11,402), respectively, at $10.0 nominal value per share to partially finance the construction of the Navios Etoile and the Navios Bonheur.
          All above mentioned issued shares of 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) were recorded at fair market value on issuance. The fair market value was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.
          Following the issuances and cancellations of the shares, described above, Navios Holdings had as of December 31, 2010 and 2009, 101,563,766 and 100,874,199 shares of common stock, respectively and 8,479 and 8,201 Preferred Stock outstanding, respectively.
Buyback of $131,320 2% Preferred Stock
          On December 27, 2010, Navios repurchased $131,320 (or 13,132 shares) of certain 2% Preferred Stock previously issued in connection with the acquisition of Capesize vessels for a cash consideration of $49,245, reflecting a 62.5% discount to the face amount (or nominal value).
Navios Acquisition
Preferred Stock
          Navios Acquisition is authorized to issue 1,000,000 shares of $0.0001 par value preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          On September 17, 2010, Navios Acquisition issued 3,000 shares of Series A Convertible Preferred Stock (fair value of $5,619) to an independent third party as a consideration for certain consulting and advisory fees. Navios Acquisition valued these shares on and accounted for these shares as issued and outstanding from September 17, 2010 since all services had been provided. The $5,619 has been recorded in the accompanying financial statements as general and administrative expenses. Under the terms of the consulting agreement, the preferred stock will be distributed in tranches of 300 shares every six months commencing on June 30, 2011 and ending on December 15, 2015. Accordingly, the shares of Series A Preferred Stock and the shares of common stock underlying them, will only be eligible for transfer upon distribution to the holder. The preferred stock has no voting rights, is only convertible into shares of common stock and does not participate in dividends until such time as the shares are converted into common stock. The holder of the preferred stock also has the right to convert their shares to common stock subject to certain terms and conditions at any time after distribution at a conversion price of $35.00 per share of common stock. Any shares of preferred stock remaining outstanding on December 31, 2015 shall automatically convert into shares of common stock at a conversion price of $25.00 per share of common stock. The fair market value on September 17, 2010 was determined using a binomial valuation model. The model used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date.
          On October 29, 2010 Navios Acquisition issued 540 shares of Series B Convertible Preferred Stock (fair value $1,649) to the seller of the two newbuild LR1 product tankers the Company recently acquired. The preferred stock contains a 2% per annum dividend payable quarterly starting on January 1, 2011 and upon declaration by Navios Acquisition’s Board commences payment on March 31, 2011. The Series B Convertible Preferred Stock, plus any accrued but unpaid dividends, will mandatorily convert into shares of common stock as follows: 30% of the outstanding amount will convert on June 30, 2015 and the remaining outstanding amounts will convert on June 30, 2020 at a price per share of common stock not less than $25.00. The holder of the preferred stock shall have the right to convert the shares of preferred stock into common stock prior to the scheduled maturity dates at a price of $35.00 per share of common stock. The preferred stock does not have any voting rights. The fair value on October 29, 2010 was determined using a binomial valuation model. The model used takes into account the credit spread of Navios Acquisition, the volatility of its stock, as well as the price of its stock at the issuance date.
          As of December, 31, 2010 and 2009, 3,540 and 0 shares of preferred stock were issued and outstanding respectively.
          Fees incurred in connection with the issuance of the above preferred shares amounted to $1,805.
Common Stock
          On November 19, 2010, Navios Acquisition completed the public offering of 6,500,000 shares of common stock at $5.50 per share and raised gross proceeds of $35,750. The net proceeds of this offering, including the underwriting discount of $1,787 and excluding offering costs of $561 were approximately $33,963. Following this transaction, as of December 31, 2010, Navios Holdings owned 26,007,551 shares or 53.7% of the outstanding common stock of Navios Acquisition.
Warrant Exercise Program
          On September 2, 2010, Navios Acquisition completed the Warrant Exercise Program. Under the Warrant Exercise Program, holders of Public Warrants had the opportunity to exercise the Public Warrants on enhanced Terms through August 27, 2010.
          The Warrant Exercise Program was coupled with a consent solicitation accelerating the ability of Navios Holdings and its officers and directors to exercise certain private warrants on the same terms available to the Public Warrants during the Warrant Exercise Program.
          As a result of the above:
•	19,246,056 Public Warrants (76.13% of the Public Warrants then outstanding) were exercised on a cashless basis at an exchange rate of 4.25 Public Warrants for one share of common stock;

•	$78,342 of gross cash proceeds were raised from the exercise of 15,950 of the Public Warrants by payment of $5.65 cash exercise price, and 13,850,000 private warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer; Total expenses associated with the Warrant Exercise Program were $3,364;

•	a portion of the private warrants exercised were held by officers and directors of Navios Acquisition, 15,000 and 75,000 were exercised on a cash basis and cashless basis, respectively; and

•	18,412,053 new shares of common stock were issued.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          As a result of the Warrant Exercise Program and subsequent warrant exercises of the privately held warrants, as of September 2, 2010, Navios Acquisition had outstanding 6,037,994 Public Warrants.
NOTE 18: INTEREST EXPENSE AND FINANCE COST, NET
          Interest expense and finance cost, net consist of the following:

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Interest expense	$91,527	$56,616	$46,574
Amortization of finance charges	6,065	4,279	2,084
Other	8,430	2,723	470

Total interest expense and finance cost, net	$106,022	$63,618	$49,128

NOTE 19: DISPOSAL OF ASSETS
          The Company disposed of the following assets in 2010:

Navios Hyperion
Cash consideration received	$63,000
Book value of vessel Navios Hyperion sold to Navios Partners	(25,168)

Total gain	37,832
Deferred gain (see Note 16)	(13,996)

Gain recognized on sale of Navios Hyperion		$23,836

Navios Aurora II
Cash consideration received	90,000
Shares consideration received	20,326
Book value of vessel Navios Aurora II sold to Navios Partners	(109,508)

Total gain	818
Deferred gain (see Note 16)	(271)

Gain recognized on sale of Navios Aurora II		$547

Navios Pollux
Cash consideration received	$110,000
Book value of vessel Navios Pollux sold to Navios Partners	(107,452)

Total gain	2,548
Deferred gain (see Note 16)	(797)

Gain recognized on sale of Navios Pollux		$1,751

Navios Melodia
Cash consideration received	$72,100
Shares consideration received	6,687
Book value of vessel Navios Melodia sold to Navios Partners	(68,757)

Total gain	10,030
Deferred gain (see Note 16)	(2,876)

Gain recognized on sale of Navios Melodia		$7,154

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

Navios Fulvia
Cash consideration received	$89,900
Shares consideration received	8,284
Book value of vessel Navios Fulvia sold to Navios Partners	(67,211)

Total gain	30,973
Deferred gain (see Note 16)	(8,880)

Gain recognized on sale of Navios Fulvia		$22,093

Vanessa
Cash consideration received	18,250
Book value of finance lease of vessel Vanessa	(18,250)

		$—

Gain from sale of other assets		$51

Total gain on sale of assets		$55,432

          The net proceeds from transfer of assets and liabilities of Navios Holdings to Navios Acquisition in exchange of a cash consideration, were $40,832 and were released from Navios Acquisitions’ trust account.
The Company disposed of the following assets in 2009:

Navios Apollon
Cash consideration received	$32,000
Book value of vessel Apollon sold to Navios Partners	(25,131)

Total gain	6,869
Deferred gain (see Note 16)	(2,874)

Gain recognized on sale of Navios Apollon		$3,995

Navios Sagittarius
Cash consideration received	34,600
Book value of purchase option of Navios Sagittarius sold to Navios Partners	(2,885)
Book value of favorable lease term of Navios Sagittarius sold to Navios Partners	(1,423)

Total gain	30,292
Deferred gain (see Note 16)	(13,510)

Gain recognized on sale of rights of Navios Sagittarius to Navios Partners		$16,782

Gain from sale of other assets		$8

Total gain on sale of assets		$20,785

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
The Company disposed the following assets in 2008:

Navios Hope
Cash consideration received	$35,000
Shares consideration received	44,936
Book value of vessel Navios Hope sold to Navios Partners	(28,428)

Total gain	51,508
Deferred gain (see Note 16)	(26,568)

Gain recognized on sale of Navios Hope		$24,940

Obeliks
Cash consideration received	35,090
Book value of vessel Obeliks sold	(34,915)

Gain recognized on sale of Obeliks		$175

Partial sale of subsidiary
Sale price	$78,000
Book value of CNSA contributed to Navios Logistics	(70,150)

Excess of fair value sale (including noncontrolling interests)	7,850

Gain on sale of partial subsidiary		$2,702

Total gain on sale of assets/partial sale of subsidiary		$27,817

NOTE 20: SEGMENT INFORMATION
          The Company has three reportable segments from which it derives its revenues: Drybulk Vessel Operations, Tanker Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business segment to include the activities of Horamar, which provides similar products and services in the region that Navios Holdings’ existing port facility currently, operates. The Drybulk Vessel Operations business consists of transportation and handling of bulk cargoes through ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Following the formation of Navios Acquisition in 2010, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consists of transportation and handling of liquid cargoes through ownership, operation, and trading of tanker vessels.
          The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel		Tanker Vessel
	Operations	Logistics Business	Operations	Total
	for the	for the	for the	for the
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2010	2010	2010	2010
Revenue	$458,377	$187,973	$33,568	$679,918
Gain on derivatives	4,064	—	—	4,064
Interest income	2,568	297	777	3,642
Interest income from investments in finance leases	877	—	—	877
Interest expense and finance cost, net	(85,720)	(4,526)	(15,776)	(106,022)
Depreciation and amortization	(69,458)	(22,215)	(10,120)	(101,793)
Equity in net earnings of affiliated companies	40,585	—	—	40,585
Net income/(loss) attributable to Navios Holdings common stockholders	151,241	5,600	(11,084)	145,757
Total assets	2,141,770	548,382	986,615	3,676,767
Goodwill	56,239	104,096	14,722	175,057
Capital expenditures	(387,310)	(15,885)	(179,582)	(582,777)
Investment in affiliates	18,695	—	—	18,695
Cash and cash equivalents	106,846	39,204	61,360	207,410
Restricted cash (including current and non current portion)	19,214	564	33,799	53,577
Long term debt (including current and non current portion)	$1,239,070	$127,422	$709,418	$2,075,910

	Drybulk Vessel		Tanker Vessel
	Operations	Logistics Business	Operations	Total
	for the	for the	for the	for the
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2009	2009	2009	2009
Revenue	$459,786	$138,890	$—	$598,676
Gain on derivatives	375	—	—	375
Interest income	1,688	11	—	1,699
Interest income from investments in finance leases	1,330	—	—	1,330
Interest expense and finance cost, net	(59,371)	(4,247)	—	(63,618)
Depreciation and amortization	(52,281)	(21,604)	—	(73,885)
Equity in net earnings of affiliated companies	29,222	—	—	29,222
Net income attributable to Navios Holdings common stockholders	62,584	5,350	—	67,934
Total assets	2,430,710	504,472	—	2,935,182
Goodwill	56,239	91,677	—	147,916
Capital expenditures	(751,659)	(26,799)	—	(778,458)
Investment in affiliates	13,042	—	—	13,042
Cash and cash equivalents	147,006	26,927	—	173,933
Restricted cash (including current and non current portion)	105,484	1,674	—	107,158
Long term debt (including current and non current portion)	$1,502,313	$120,393	$—	$1,622,706

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel		Tanker Vessel
	Operations	Logistics Business	Operations	Total
	for the	for the	for the	for the
	Year Ended	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,	December 31,
	2008	2008	2008	2008
Revenue	$1,138,284	$107,778	$—	$1,246,062
Gain on derivatives	8,092	—	—	8,092
Interest income	7,252	501	—	7,753
Interest income from investments in finance leases	2,185	—	—	2,185
Interest expense and finance cost, net	(44,707)	(4,421)	—	(49,128)
Depreciation and amortization	(38,499)	(18,563)	—	(57,062)
Equity in net earnings of affiliated companies	17,431	—	—	17,431
Net income attributable to Navios Holdings common stockholders	115,100	3,427	—	118,527
Total assets	1,783,132	472,246	—	2,255,378
Goodwill	56,239	91,393	—	147,632
Capital expenditures	(318,287)	(99,212)	—	(417,499)
Investment in affiliates	5,605	—	—	5,605
Cash and cash equivalents	122,108	11,516	—	133,624
Restricted cash (including current and non current portion)	16,808	1,050	—	17,858
Long term debt (including current and non current portion)	$806,387	$81,328	$—	$887,715
          The following table sets out operating revenue by geographic region for the Company’s reportable segments. Drybulk Vessel Operation, Tanker Vessel Operation and Logistics Business revenue is allocated on the basis of the geographic region in which the customer is located. Drybulk vessels and tanker vessels operate worldwide. Logistics business operates different types of tanker vessels, pushboats, and wet and dry barges for delivering a wide range of products between ports in the Paraná, Paraguay and Uruguay River systems in South America (commonly known as the “Hidrovia” or the “waterway”).
          Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.
Revenue by Geographic Region

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
North America	$22,856	$34,366	$84,543
Europe	119,286	77,976	400,867
Asia	335,039	322,346	600,286
South America	193,830	145,831	107,778
Other	8,907	18,157	52,588

Total	$679,918	$598,676	$1,246,062

          The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for drybulk vessels amounted to $1,421,301 and $1,309,744 at December 31, 2010 and 2009, respectively, and for tanker vessels amounted to $529,659 and $0 at December 31, 2010 and 2009, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics business amounted to $236,200 and $209,653 at December 31, 2010 and 2009, respectively.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 21: EARNINGS PER COMMON SHARE
          Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period. Fully diluted earnings per share assumes the 6,759,586 weighted average number of warrants outstanding for the year ended December 31, 2008, were exercised at the warrant price of $5.00 generating proceeds of $33,797 and the proceeds were used to buy back shares of common stock at the average market price during the period. The remaining 6,451,337 warrants that were not exercised expired on December 9, 2008.

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2010	2009	2008
Numerator:
Net income attributable to Navios Holdings common stockholders	$145,757	$67,934	$118,527
Less:
Dividend on Preferred Stock	(2,450)	(909)	—
Interest on convertible debt and amortization of convertible bond discount	1,121	1,107	—

Income available to common shareholders	$144,428	$68,132	$118,527

Denominator:
Denominator for basic net income per share attributable to Navios Holdings stockholders — weighted average shares	100,518,880	99,924,587	104,343,083
Dilutive potential common shares — weighted average
Restricted stock, restricted stock units and stock options	735,316	533,075	178,691
Convertible preferred stock and convertible debt	14,928,160	4,736,997	—

Warrants outstanding — weighted average	—	—	6,759,586
Proceeds on exercises of warrants	$—	$—	$33,797,930
Number of shares to be repurchased	—	—	3,936,612

Dilutive effect of securities — warrants	15,663,476	5,270,072	3,001,665

Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	116,182,356	105,194,659	107,344,748

Basic net income per share attributable to Navios Holdings stockholders	$1.43	$0.68	$1.14

Diluted net income per share attributable to Navios Holdings stockholders	$1.24	$0.65	$1.10

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 22: INCOME TAXES
          Marshall Islands, Greece, Malta, Liberia, Panama and Malta, do not impose a tax on international shipping income. Under the laws of Marshall Islands, Greece, Liberia and Panama the countries of the companies’ incorporation and vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.
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
          Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the Company’s ship-operating subsidiaries satisfy these initial criteria. In addition, these companies must be more than 50% owned by individuals who are residents, as defined, in the countries of incorporation or another foreign country that grants an equivalent exemption to U.S. corporations. Subject to proposed regulations becoming finalized in their current form, management of the Company believes by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company like the Company, the second criterion can also be satisfied based on the trading volume and ownership of the Company’s shares, but no assurance can be given that this will remain so in the future.
          In Belgium profit from ocean shipping is taxable based on the tonnage of the sea-going vessels from which the profit is obtained (“tonnage tax”) or taxation is based on the regular income tax rate of 33.99% applying the special optional system of depreciations of new or second hand vessels. From 2008 onwards, the Company qualifies for the first method of taxation. Following the acquisition by a Belgian tax payer, sea-going vessels and shares in such new vessels receive tax allowances as follows:
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
          The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2010 and 2009 is attributable to its subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.
          CNSA is located in a tax free zone and is not liable to income or other tax. Navios Logistics’ operations in Uruguay are exempted from income taxes.
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

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
          Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are deemed earned for tax purposes. Average rates were approximately 4.3% for the year ended December 31, 2010 (3.5% for 2009).
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
          The Company’s deferred taxes as of December 31, 2010 and 2009, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar acquisition.
          As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2006 and 2007. Argentinean companies have open tax years ranging from 2005 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2006 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.
NOTE 23: NONCONTROLLING INTEREST
          Following the acquisition of Horamar in January 2008, Navios Holdings owned 65.5% (excluding 504 shares still kept in escrow as of December 31, 2009, pending the achievement of final EBITDA target) of the outstanding common stock of Navios Logistics. On March 20, 2009, August 19, 2009, and December 30, 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings owned 63.8% of Navios Logistics.
          The table below reflects the movement in noncontrolling interest for the years ended December 31, 2010 and 2009:

Noncontrolling interest December 31, 2007	$—
Acquisition of Horamar	96,186
Noncontrolling interest in subsidiaries of Horamar	31,050
Profit for the year	1,723

Noncontrolling interest December 31, 2008	$128,959
Contribution from noncontrolling shareholders	2,801
Acquisition of Hidronave S.A.	480
Profit for the year	3,030

Noncontrolling interest December 31, 2009	$135,270
Consolidation of Navios Acquisition	65,157
Navios Acquisition consultancy fees	5,619
Navios Acquisition – equity issuance and warrant exercise (net of $3,364 of program related expenses) including reallocation adjustments	50,530
Navios Acquisition – equity consideration for VLCC acquisition (Note 3)	10,744
Navios Acquisition – dividends paid	(1,120)
Navios Logistics – reallocation of non-controlling interest	(19,501)
Navios Logistics – equity issuance	1,350
Navios Logistics – release of escrow shares (Note 3)	10,869
Navios Logistics dividends to noncontrolling shareholders	(470)
Loss for the year	(488)

Noncontrolling interest December 31, 2010	$257,960

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 24: INVESTMENT IN AVAILABLE FOR SALE SECURITIES
          As part of the consideration received from the sale of Navios Hope to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners.
          On March 18, 2010, Navios Holdings sold the Navios Aurora II to Navios Partners for $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners.
          On November 15, 2010, Navios Holdings sold the Navios Melodia and the Navios Fulvia for a total of $177,000, out of which $162,000 was paid in cash and the remaining with 788,370 common units in Navios Partners.
          All above common units that the Company received from the sale of the four vessels to Navios Partners were accounted for under guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. The Company has no other types of available for sale securities.
          As of December 31, 2010 and 2009 the carrying amounts of the AFS Securities were $99,078 and $46,314, respectively, and the unrealized holding gains/(losses) related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $32,624, $15,156 and $(22,578), respectively, as of December 31, 2010, 2009 and 2008. During 2010, 2009, and 2008, the Company recognized in earnings realized losses amounting to $0, $13,778 and $0, respectively.
NOTE 25: OTHER FINANCIAL INFORMATION
          The Company’s 9.5% senior notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Logistics, Navios Acquisition and CNSA for the periods prior to the formation of Navios Logistics and designated as unrestricted subsidiaries or those not required by the indenture (collectively the “non-guarantor subsidiaries”). Provided below are the condensed income statements and cash flow statements for the years ended December 31, 2010, 2009 and 2008 and balance sheets as of December 31, 2010 and 2009 of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries. All subsidiaries, except for the non-guarantor subsidiaries, are 100% owned. These condensed consolidating statements have been prepared in accordance with U.S. GAAP, except that all subsidiaries have been accounted for on an equity basis.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	$—	$458,377	$221,541	$—	$679,918
Time charter, voyage and logistic business expenses	—	(202,904)	(133,654)	—	(336,558)
Direct vessel expenses	—	(37,357)	(9,752)	—	(47,109)
General and administrative expenses	(15,661)	(21,272)	(21,671)	—	(58,604)
Depreciation and amortization	(2,811)	(66,647)	(32,335)	—	(101,793)
Provision for losses on accounts receivable	—	(4,008)	(652)	—	(4,660)
Interest income from finance leases	—	877	—	—	877
Interest income	961	2,243	438	—	3,642
Interest expense and finance cost, net	(71,001)	(14,719)	(20,302)	—	(106,022)
Gain/ (loss) on derivatives	5,888	(1,824)	—	—	4,064
Gain on sale of assets	—	55,379	53	—	55,432
Gain on change in control	17,742	—	—	—	17,742
Other income	3,891	5,028	553	—	9,472
Other expense	—	(3,240)	(8,063)	—	(11,303)

(Loss)/income before equity in net earnings of affiliated companies	(60,991)	169,933	(3,844)	—	105,098
Income/(loss) from subsidiaries	184,222	3,573	—	(187,795)	—
Equity in net earnings of affiliated companies	22,526	18,059	—	—	40,585

Income/(loss) before taxes	145,757	191,565	(3,844)	(187,795)	145,683
Income taxes	—	(350)	(64)	—	(414)

Net income/(loss)	145,757	191,215	(3,908)	(187,795)	145,269
Less: Net loss attributable to the noncontrolling interest	—	—	488	—	488

Net income/(loss) attributable to Navios Holdings common stockholders	$145,757	$191,215	$(3,420)	$(187,795)	$145,757

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	$—	$459,786	$138,890	$—	$598,676
Time charter, voyage and logistic business expenses	—	(259,798)	(94,040)	—	(353,838)
Direct vessel expenses	—	(31,454)	—	—	(31,454)
General and administrative expenses	(16,149)	(18,632)	(9,116)	—	(43,897)
Depreciation and amortization	(2,810)	(49,471)	(21,604)	—	(73,885)
Provision for losses on accounts receivable	—	(886)	(1,351)	—	(2,237)
Interest income from investments in finance leases	—	1,330	—	—	1,330
Interest income	184	1,504	11	—	1,699
Interest expenses and finance cost, net	(53,067)	(6,304)	(4,247)	—	(63,618)
Gain/ (loss) on derivatives	5,863	(5,488)	—	—	375
Gain on sale of assets	—	20,785	—	—	20,785
Other income	6,083	(281)	947	—	6,749
Other expense	(13,831)	(1,856)	(4,821)	—	(20,508)

(Loss)/income before equity in net earnings of affiliated companies	(73,727)	109,235	4,669	—	40,177
Income from subsidiaries	125,883	3,502	—	(129,385)	—
Equity in net earnings of affiliated companies	15,778	13,444	—	—	29,222

Income before taxes	67,934	126,181	4,669	(129,385)	69,399
Income tax (expense)/benefit	—	(298)	1,863	—	1,565

Net income	67,934	125,883	6,532	(129,385)	70,964
Less: Net income attributable to the noncontrolling interest	—	—	(3,030)	—	(3,030)

Net income attributable to Navios Holdings common stockholders	$67,934	$125,883	$3,502	$(129,385)	$67,934

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
Income Statement for the year	Holdings Inc.	Guarantor	Guarantor
ended December 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Revenue	$—	$1,138,284	$107,778	$—	$1,246,062
Time charter, voyage and logistic business expenses	—	(995,971)	(70,268)	—	(1,066,239)
Direct vessel expenses	—	(26,621)	—	—	(26,621)
General and administrative expenses	(8,851)	(20,151)	(8,045)	—	(37,047)
Depreciation and amortization	(2,818)	(35,682)	(18,562)	—	(57,062)
Provision for losses on accounts receivable		(2,668)	—	—	(2,668)
Interest income from finance leases	—	2,185	—	—	2,185
Interest income	4,073	3,178	502	—	7,753
Interest expense and finance cost, net	(23,335)	(21,372)	(4,421)	—	(49,128)
Gain/(loss) on derivatives	(5,282)	13,374	—	—	8,092
Gain on sale of assets/partial sale of subsidiary	—	27,817	—	—	27,817
Other income	—	—	948	—	948
Other expense	64	(4,470)	(2,980)	—	(7,386)

(Loss)/income before equity in net earnings of affiliated companies	(36,149)	77,903	4,952	—	46,706
Income from subsidiaries	140,061	—	—	(140,061)	—
Equity in net earnings of affiliated companies	14,615	2,816	—	—	17,431

Income before taxes	118,527	80,719	4,952	(140,061)	64,137
Income tax benefit/(expense)	—	57,094	(981)	—	56,113

Net income	118,527	137,813	3,971	(140,061)	120,250
Less: Net income attributable to the noncontrolling interest	—	—	(1,723)	—	(1,723)

Net income attributable to Navios Holdings common stockholders	$118,527	$137,813	$2,248	$(140,061)	$118,527

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as of December 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalent	$6,323	$100,523	$100,564	$—	$207,410
Restricted cash	15,726	3,488	15,576	—	34,790
Accounts receivable, net	—	48,807	21,581	—	70,388
Intercompany receivables	173,796	7,534	—	(181,330)	—
Short term derivative assets	—	1,420	—	—	1,420
Due from affiliate companies	—	2,603	—	—	2,603
Prepaid expenses and other current assets	164	19,285	13,905	—	33,354

Total current assets	196,009	183,660	151,626	(181,330)	349,965
Deposit for vessel acquisitions	—	80,834	296,690	—	377,524
Vessels, port terminal and other fixed assets, net	—	1,423,885	825,792	—	2,249,677
Loan receivable from Navios Acquisition	12,391	—	(12,391)	—	—
Restricted cash	—	—	18,787	—	18,787
Long term derivative assets	—	149	—	—	149
Investments in subsidiaries	1,405,723	197,193	—	(1,602,916)	—
Investment in available for sale securities	99,078	—	—	—	99,078
Investment in affiliates	18,301	394	—	—	18,695
Deferred financing costs, net	13,321	5,547	18,887	—	37,755
Deferred dry dock and special survey costs, net	—	9,966	2,041	—	12,007
Other long term assets	—	4,933	5,437	—	10,370
Goodwill and other intangibles	100,812	155,838	246,110	—	502,760

Total non-current assets	1,649,626	1,878,739	1,401,353	(1,602,916)	3,326,802

Total assets	1,845,635	2,062,399	1,552,979	(1,784,246)	3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	23,450	26,046	—	49,496
Accrued expenses	7,465	36,122	18,830	—	62,417
Deferred income and cash received in advance	—	14,917	2,765	—	17,682
Dividends payable	6,094	—	1,120	—	7,214
Intercompany Payables	—	173,796	7,534	(181,330)	—
Short term derivative liability	—	245	—	—	245
Capital lease obligations	—	—	1,252	—	1,252
Current portion of long term debt	7,929	40,111	15,257	—	63,297

Total current liabilities	21,488	288,641	72,804	(181,330)	201,603
Long term debt, net of current portion	764,564	426,467	821,582	—	2,012,613
Capital lease obligations, net of current portion	—	—	31,009	—	31,009
Other long term liabilities	—	30,983	5,037	—	36,020
Unfavorable lease terms	—	51,264	5,611	—	56,875
Deferred tax liability	—	—	21,104	—	21,104

Total non-current liabilities	764,564	508,714	884,343	—	2,157,621

Total liabilities	786,052	797,355	957,147	(181,330)	2,359,224
Noncontrolling interest	—	—	257,960	—	257,960
Total Navios Holdings stockholders’ equity	1,059,583	1,265,044	337,872	(1,602,916)	1,059,583

Total liabilities and stockholders’ equity	$1,845,635	$2,062,399	$1,552,979	$(1,784,246)	$3,676,767

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
	Holdings Inc.	Guarantor	Guarantor
Balance Sheet as of December 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalent	$115,535	$31,471	$26,927	$—	$173,933
Restricted cash	102,216	3,268	1,674	—	107,158
Accounts receivable, net	82	62,844	15,578	—	78,504
Intercompany receivables	413,067	94	—	(413,161)	—
Short term derivative assets	—	38,382	—	—	38,382
Due from affiliate companies	—	1,973	—	—	1,973
Prepaid expenses and other current assets	301	13,831	13,598	—	27,730

Total current assets	631,201	151,863	57,777	(413,161)	427,680
Deposit for vessel acquisitions	—	344,515	—	—	344,515
Vessels, port terminal and other fixed assets, net	—	1,311,891	265,850	—	1,577,741
Long term derivative asset	8,181	—	—	—	8,181
Investments in subsidiaries	1,049,231	191,560	—	(1,240,791)	—
Investment in available for sale securities	46,314	—	—	—	46,314
Investment in affiliates	12,347	695	—	—	13,042
Investment in leased assets	—	18,431	—	—	18,431
Deferred financing costs, net	19,870	4,945	870	—	25,685
Deferred dry dock and special survey costs, net	—	4,280	1,673	—	5,953
Other long term assets	—	9,713	9,440	—	19,153
Goodwill and other intangibles	103,622	145,622	199,243	—	448,487

Total non-current assets	1,239,565	2,031,652	477,076	(1,240,791)	2,507,502

Total assets	1,870,766	2,183,515	534,853	(1,653,952)	2,935,182

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	44,036	17,954	—	61,990
Accrued expenses and other current liabilities	9,257	31,253	7,520	—	48,030
Deferred income and cash received in advance	—	9,529	—	—	9,529
Dividends payable	6,052	—	—	—	6,052
Intercompany payables	—	413,067	94	(413,161)	—
Short term derivative liability	—	10,675	—	—	10,675
Current portion of long term debt	6,466	47,509	5,829	—	59,804

Total current liabilities	21,775	556,069	31,397	(413,161)	196,080
Long term debt, net of current portion	923,511	524,827	114,564	—	1,562,902
Other long term liabilities	—	27,270	6,200	—	33,470
Unfavorable lease terms	—	59,203	—	—	59,203
Deferred tax liability	—	—	22,777	—	22,777

Total non-current liabilities	923,511	611,300	143,541	—	1,678,352

Total liabilities	945,286	1,167,369	174,938	(413,161)	1,874,432
Noncontrolling interest	—	—	135,270	—	135,270
Total Navios Holdings stockholders’ equity	925,480	1,016,146	224,645	(1,240,791)	925,480

Total Liabilities and Equity	$1,870,766	$2,183,515	$534,853	$(1,653,952)	$2,935,182

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2010	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$176,345	$(51,448)	$57,593	$—	$182,490
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	(63,230)	—	(35,683)	—	(98,913)
Receipts from finance lease	—	180	—	—	180
Proceeds from sale of assets	—	484,082	—	—	484,082
Decrease in restricted cash	65,324	—	2,335	—	67,659
Acquisition of vessels	—	(132,876)	(89,897)	—	(222,773)
Deposits for vessel acquisitions	—	(253,558)	(89,685)	—	(343,243)
Purchase of property and equipment	—	(876)	(15,885)	—	(16,761)

Net cash provided by/(used in) investing activities	2,094	96,952	(228,815)	—	(129,769)
Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Repurchase of preferred stock	(49,030)	—	—	—	(49,030)
Preferred shares issuance costs	—	—	(1,805)	—	(1,805)
Dividends/Contributions to/from noncontrolling shareholders	—	—	(470)	—	(470)
Proceeds from long term loans	30,901	257,216	178,517	—	466,634
Proceeds from ship mortgage notes	—	—	400,000	—	400,000
Repayment of long term debt and payment of principal	(156,925)	(229,987)	(417,485)	—	(804,397)
Debt issuance costs	(453)	(977)	(22,028)		(23,458)
Proceeds from warrant exercise	(77,038)	—	74,978	—	(2,060)
Proceeds from equity offering, net of fees	—	—	33,402	—	33,402
Repurchase of convertible bond	(29,100)	—	—	—	(29,100)
Decrease/(Increase) in restricted cash	20,616	(2,704)	(250)	—	17,662
Dividends paid	(27,037)	—	—	—	(27,037)

Net cash (used in)/provided by financing activities	(287,651)	23,548	244,859	—	(19,244)

Net (decrease)/increase in cash and cash equivalents	(109,212)	69,052	73,637	—	33,477
Cash and cash equivalents, beginning of year	115,535	31,471	26,927	—	173,933

Cash and cash equivalents, end of year	$6,323	$100,523	$100,564	$—	$207,410

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2009	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$69,834	$122,164	$24,453	$—	$216,451
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	—	—	(369)	—	(369)
Receipts from finance lease	—	567	—	—	567
Proceeds from sale of assets	—	66,600	—	—	66,600
Increase in restricted cash	(90,878)	—	—	—	(90,878)
Acquisition of vessels	—	(512,760)	—	—	(512,760)
Deposits on vessel acquisitions	—	(238,810)	—	—	(238,810)
Purchase of property and equipment	—	(89)	(26,799)	—	(26,888)

Net cash used in investing activities	(90,878)	(684,492)	(27,168)	—	(802,538)
Cash flows from financing activities
Contributions from noncontrolling shareholders	—	—	563	—	563
Proceeds from long term loans	110,000	488,801	22,469	—	621,270
Proceeds from senior notes, net of discount	394,412	—	—	—	394,412
Repayment of long term debt and payment of principal	(326,896)	(2,884)	(4,172)	—	(333,952)
Debt issuance costs	(12,774)	(4,589)	(734)	—	(18,097)
Acquisition of treasury stock	(717)	—	—	—	(717)
Increase in restricted cash	(9,500)	—	—	—	(9,500)
Dividends paid	(27,583)	—	—	—	(27,583)

Net cash provided by financing activities	126,942	481,328	18,126	—	626,396

Net increase/(decrease) in cash and cash equivalents	105,898	(81,000)	15,411	—	40,309
Cash and cash equivalents, beginning of year	9,637	112,471	11,516	—	133,624

Cash and cash equivalents, end of year	$115,535	$31,471	$26,927	$—	$173,933

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)

	Navios
	Maritime	Other	Non
Cash flow statement for	Holdings Inc.	Guarantor	Guarantor
the year ended December 31, 2008	Issuer	Subsidiaries	Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(277,609)	$221,002	$28,219	$—	$(28,388)
Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	—	(113,161)	5,592	—	(107,569)
Deposits in escrow in connection with acquisition of subsidiary	—	(2,500)	—		(2,500)
Receipts from finance lease	—	4,843	—	—	4,843
Proceeds from sale of assets		70,088			70,088
Acquisition of vessels		(118,814)	—	—	(118,814)
Deposits for vessel acquisitions	—	(197,853)	—	—	(197,853)
Purchase of property and equipment	—	(1,621)	(99,211)	—	(100,832)

Net cash used in investing activities	—	(359,018)	(93,619)	—	(452,637)
Cash flows from financing activities
Issuance of common stock	6,749	—	—	—	6,749
Proceeds from long term borrowing, net of finance fees	192,667	52,040	70,120	—	314,827
Repayment of long term debt and payment of principal	(42,793)	(9,770)	—	—	(52,563)
Debt issuance costs	(939)	(817)	(554)		(2,310)
Acquisition of treasury stock	(51,033)	—	—		(51,033)
Dividends paid	(28,588)	—	—	—	(28,588)

Net cash provided by financing activities	76,063	41,453	69,566	—	187,082

Net (decrease)/increase in cash and cash equivalents	(201,546)	(96,563)	4,166	—	(293,943)
Cash and cash equivalents, beginning of year	211,183	209,034	7,350	—	427,567

Cash and cash equivalents, end of year	$9,637	$112,471	$11,516	$—	$133,624

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
NOTE 26: SUBSEQUENT EVENTS
(a)	On January 27, 2011, Navios Acquisition took delivery of the Nave Polaris, a 25,145 dwt chemical tanker, from a South Korean shipyard into its owned fleet. The vessel is chartered out for six months at a net rate of $10 per day for the first three months and at a net rate of $11 per day for the remaining three months.

(b)	On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a 179,165 dwt 2010-built Capesize Vessel, from a South Korean shipyard for a purchase price of approximately $54,000, of which $14,000 was paid in cash and the remaining was funded though loan (see note 7). The vessel is chartered-out for 12 years at a net rate of $25 per day.

(c)	On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8 1/8% Senior Notes due 2019 (the “2019 Notes”). The 2019 Notes are guaranteed by all of the subsidiaries that provide a guarantee of Navios Holdings’ existing 8 7/8% first priority ship mortgage notes due 2017.

The net proceeds from the sale of the 8 1/8% Notes were used to redeem any and all of Navios Holdings’ outstanding 9 1/2% Senior Notes due 2014 (“2014 Notes”) and pay related transaction fees and expenses and for general corporate purposes. The offer to redeem the 8 1/8% Notes (“Tender offer”) expired on February 11, 2011 with $25,000 in aggregate principal amount of 2014 Notes outstanding.

Navios Holdings redeemed for cash, on February 28, 2011, all 2014 Notes that remained outstanding after completion of the Tender Offer, at a redemption price of $1.05 per $1.0 principal amount of 2014 Notes, plus accrued and unpaid interest to, but not including that redemption date.

(d)	On February 7, 2011, the Board of Directors of Navios Acquisition declared a quarterly cash dividend in respect of the fourth quarter of 2010 of $0.05 per common share payable on April 5, 2011 to stockholders of record as of March 16, 2011.

(e)	On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a 179,169 dwt 2011-built Capesize vessel from a South Korean shipyard for a purchase price of approximately $54,151, of which $12,500 was paid in cash, $40,000 was financed through a loan and the remaining was funded through the issuance of 300 shares of preferred stock which have a nominal value of $3,000 and a fair value of $1,651 (see Note 7). The vessel is chartered-out for 12 years at a net rate of $27 per day.

(f)	On February 14, 2011, Navios Holdings received an amount of $6,126 as a dividend distribution from its affiliate Navios Partners.

(g)	On February 18, 2011, the Board of Directors of Navios Holdings resolved that a dividend of $0.06 per share of common stock will be paid on April 12, 2011 to stockholders of record on March 22, 2011.

(h)	In November 2010, Navios Holdings agreed to exercise its option to purchase the Navios Astra for $20,972. The Navios Astra was delivered to Navios Holdings on February 21, 2011. As of December 31, 2010, Navios Holdings had paid a 10% deposit of purchase price for the acquisition of the Navios Astra amounting to $2,097 and the remaining amount of $18,800 was paid upon vessel’s delivery.

(i)	Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011, between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings’ interest in Navios Acquisition decreased to 45%.

NAVIOS MARITIME HOLDINGS INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)
(Expressed in thousands of U.S. dollars — except share data)
(j)	On March 29, 2011, Navios Logistics agreed with Marfin Popular Bank to amend its current loan agreement with its subsidiary, Nauticler S.A., to provide for a $40,000 revolving credit facility. The proposed amended facility is expected to provide for the existing margin of 300 basis points and would be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The proposed amended facility will require compliance with customary covenants. The obligation of the bank under the proposed amended facility is subject to prepayment of the existing facility and is subject to customary conditions, such as the receipt of satisfactory appraisals, insurance, opinions and the negotiation, execution and delivery of mutually satisfactory loan documentation.

(k)	On March 31, 2011, Navios Holdings announced that its majority owned subsidiary, Navios Logistics intends to offer through a private placement, subject to market and other conditions, approximately $185,000 of senior notes due 2019 (the “Notes”). The Notes will be offered and sold in the United States only to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and in offshore transactions to non-United States persons in reliance on Regulation S under the Securities Act. Navios Holdings is not acting as either an obligor or guarantor of the Notes in the offering.

The Notes will be the senior unsecured obligations of Navios Logistics and will rank equal in right of payment to all of Navios Logistics’ existing and future senior unsecured indebtedness, and will rank senior in right of payment to all of Navios Logistics’ existing and future subordinated indebtedness. On the issue date of the Notes, Navios Logistics’ direct and indirect subsidiaries, other than certain identified subsidiaries, are expected to guarantee the Notes on an unsecured senior basis.