Form 20-F/A
period 2010-12-31
Navios Maritime Holdings Inc.
filed 2011-06-20
CIK 1333172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1
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
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☑ International Financial Reporting Standards as issued by the International Accounting Standards Board ☐ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

INTRODUCTORY NOTE
We are filing this Amendment to our Form 20-F for the fiscal year ended December 31, 2010 to insert the signature line in the Report of Independent Registered Public Accounting Firm at December 31, 2010 and December 31, 2009 and for each of the three years in the period ended December 31, 2010. The Report had been signed and delivered to us by the Independent Registered Public Accounting Firm, but the signature line was inadvertently omitted when the Form 20-F was filed.
Other than inserting the signature line to the Report, no other changes have been made to the previously filed Form 20-F.

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
Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.2	Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation. (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on December 22, 2010).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007).

4.2	Fourteenth Supplemental Indenture, dated as of June 4, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on June 13, 2008).

4.3	Fifteenth Supplemental Indenture, dated as of June 4, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on June 13, 2008).

4.4	Financial Agreement, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on June 13, 2008).

4.5	Facility Agreement, dated as of June 24, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $133.0 million (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed on July 14, 2008).

4.6	Sixteenth Supplemental Indenture, dated as of August 4, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on September 19, 2008).

4.7	Seventeenth Supplemental Indenture, dated as of August 4, 2008 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on September 19, 2008).

4.8	Eighteenth Supplemental Indenture, dated as of August 28, 2008 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on September 19, 2008).

4.9	Nineteenth Supplemental Indenture, dated as of September 18, 2008 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on September 19, 2008).

4.10	Twentieth Supplemental Indenture, dated as of September 18, 2008 (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on September 19, 2008).

4.11	Twenty-First Supplemental Indenture, dated as of November 10, 2008 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on December 10, 2008).

4.12	Facility Agreement, dated as of November 10, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $90.0 million (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on December 10, 2008).

4.13	Twenty-Second Supplemental Indenture to the Indenture dated December 18, 2006, dated as of February 24, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on May 18, 2009).

4.14	Loan Agreement, dated March 26, 2009, among Surf Maritime Co., Pueblo Holdings Ltd., Ginger Services Co. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on May 18, 2009).

4.15	Financial Agreement, dated March 20, 2009, between Nauticler S.A. and Marfin Popular Bank Public Co., Ltd. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on May 18, 2009).

4.16	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated March 23, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on May 18, 2009).

4.17	Amendment to Share Purchase Agreement, dated June 29, 2009, between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 7, 2009).

4.18	Amendment to Omnibus Agreement, dated June 29, 2009, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C., and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 7, 2009).

4.19	Facility Agreement for $240.0 million, dated June 24, 2009, among the Borrowers listed therein and Commerzbank AG (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on July 7, 2009).

4.20	Twenty-Third Supplemental Indenture, dated as of July 2, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on August 5, 2009).

4.21	Twenty-Fourth Supplemental Indenture, dated as of July 14, 2009 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on August 5, 2009).

4.22	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated July 10, 2009, among Chilali Corp., Rumer Holdings Ltd. and Emporiki Bank of Greece S.A. with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on August 5, 2009).

4.23	Amended and Restated Loan Agreement in respect of a loan facility of up to $120.0 million, dated May 25, 2009 with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 8, 2009).

4.24	Supplemental Agreement in relation to the Amended and Restated Loan Agreement dated May 25, 2009, dated July 16, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 8, 2009).

4.25	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated August 28, 2009 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on October 8, 2009).

4.26	Facility Agreement for $66.5 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on October 8, 2009).

4.27	Facility Agreement for $75.0 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on October 8, 2009).

4.28	Twenty-Fifth Supplemental Indenture, dated September 8, 2009 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on October 8, 2009).

4.29	Loan Agreement for up to $110.0 million, dated October 23, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on November 10, 2009 (Film No. 091172561)).

4.30	Indenture relating to 8 7/8% First Priority Ship Mortgage Notes due 2017, dated November 2, 2009, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on November 10, 2009 (Film No. 091172624)).

4.31	Registration Rights Agreement, dated as of November 2, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on November 10, 2009 (Film No. 091172624)).

4.32	First Supplemental Indenture to the indenture dated November 2, 2009, dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.33	Twenty-Seventh Supplemental Indenture dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.34	Twenty-Sixth Supplemental Indenture dated as of October 23, 2009 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.35	Credit Agreement, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 8, 2010).

4.36	Credit Agreement, dated as of April 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 8, 2010).

4.37	Second Supplemental Indenture, dated as of March 30, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 21, 2010).

4.38	Third Supplemental Indenture, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 21, 2010).

4.39	Twenty-Eighth Supplemental Indenture, dated as of March 19, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on April, 2010).

4.40	Twenty-Ninth Supplemental Indenture, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on April, 2010).

4.41	Fourth Supplemental Agreement, dated as of January 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 18, 2010).

4.42	Fifth Supplemental Agreement, dated as of April 28, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 18, 2010).

4.43	Fourth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on June 17, 2010).

4.44	Fifth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on June 17, 2010).

4.45	Facility Agreement for $40.0 million, dated as of August 20, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on September 1, 2010).

4.46	Loan Agreement for $40.0 million with Navios Maritime Acquisition Corporation, dated as of September 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on October 14, 2010).

4.47	Letter Amendment, dated as of September 24, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on October 14, 2010).

4.48	Facility Agreement of up to $40.0 million dated as of September 30, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on October 14, 2010).

4.49	Amended and Restated Loan Agreement for $120.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on November 15, 2010).

4.50	Fifth Supplemental Indenture, dated as of August 10, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 1, 2011).

4.51	Thirty-First Supplemental Indenture, dated as of August 10, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on February 1, 2011).

4.52	Sixth Supplemental Indenture, dated as of January 28, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 1, 2011).

4.53	Indenture for the 8 1/2 % Senior Notes due 2019, dated as of January 28, 2011 (Incorporated by reference to Exhibit 4.1 of the Form 6-K filed on February 1, 2011).

4.54	Thirty-Second Supplemental Indenture, dated as of January 28, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 1, 2011).

4.55	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of June 24, 2009, for $240.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 4, 2011).

4.56	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of September 30, 2010, for $40.0 million (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 4, 2011).

4.57	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of December 11, 2007 (as amended), for $154.0 million (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on February 4, 2011).

4.58	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for $75.0 million (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on February 4, 2011).

4.59	Supplemental Agreement dated January 28, 2011 relating to the Amended and Restated Loan Agreement, dated as of October 27, 2010, in respect of a loan facility of up to $120.0 million (Incorporated by reference to Exhibit 10.5 of the Form 6-K filed on February 4, 2011).

4.60	Supplemental Agreement dated January 28, 2011 relating to the Loan Agreement, dated as of October 23, 2009 (as amended), for a revolving credit facility of up to $110.0 million (Incorporated by reference to Exhibit 10.6 of the Form 6-K filed on February 4, 2011).

4.61	Sixth Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of February 1, 2007 (as amended), for a term loan facility of up to $280.0 million (Incorporated by reference to Exhibit 10.7 of the Form 6-K filed on February 4, 2011).

4.62	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 20, 2010, for a term loan facility of up to $40.0 million (Incorporated by reference to Exhibit 10.8 of the Form 6-K filed on February 4, 2011).

4.63	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for a term loan facility of up to $66.5 million (Incorporated by reference to Exhibit 10.9 of the Form 6-K filed on February 4, 2011).

8.1	List of subsidiaries.*

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.*

15.3	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2010.*

*  Filed previously.

SIGNATURE
     Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.
By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: June 20, 2011

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
/s/ PricewaterhouseCoopers S.A.
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