Form 20-F
period 2011-12-31
Navios Maritime Holdings Inc.
filed 2012-03-28
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Kenneth R. Koch, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and

Popeo, P.C

The Chrysler Center

666 Third Avenue

New York, New York 10017

Tel: (212) 935-3000

Fax: (212) 983-3115

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

102,409,364 as of December 31, 2011

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer or a non-accelerated filer. See the definition of “accelerated filer” and “large accelerated filer,” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

FORWARD-LOOKING STATEMENTS

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2011, 2010, 2009, 2008 and 2007 are derived from the audited consolidated financial statements of Navios Holdings. The consolidated statement of operations data for the years ended December 31, 2011, 2010 and 2009 and the consolidated balance sheet data as of December 31, 2011 and 2010 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2008 and 2007, and the balance sheet data as of December 31, 2009, 2008 and 2007, have been derived from our audited financial statements which are not included in this document. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report.

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Income Data
Revenue	$689,355	$679,918	$598,676	$1,246,062	$758,420
Time charter, voyage and logistics business expenses	(273,312)	(285,742)	(316,473)	(1,034,365)	(557,573)
Direct vessel expenses	(117,269)	(97,925)	(68,819)	(58,495)	(27,892)
General and administrative expenses	(52,852)	(58,604)	(43,897)	(37,047)	(23,058)
Depreciation and amortization	(107,395)	(101,793)	(73,885)	(57,062)	(31,900)
Provision for losses on accounts receivable	(239)	(4,660)	(2,237)	(2,668)	—
Interest income from investments in finance leases	—	877	1,330	2,185	3,507
Interest income	4,120	3,642	1,699	7,753	10,819
Interest expense and finance cost, net	(107,181)	(106,022)	(63,618)	(49,128)	(51,089)
(Loss)/gain on derivatives	(165)	4,064	375	8,092	25,100
Gain on sale of assets/partial sale of subsidiary	38,822	55,432	20,785	27,817	167,511
(Loss)/gain on change in control	(35,325)	17,742	—	—	—
Loss on bond extinguishment	(21,199)	—	—	—	—
Other income	1,660	9,472	6,749	948	445
Other expense	(12,990)	(11,303)	(20,508)	(7,386)	(767)

Income before equity in net earnings of affiliated companies	$6,030	$105,098	$40,177	$46,706	$273,523
Equity in net earnings of affiliated companies	35,246	40,585	29,222	17,431	1,929

Income before taxes	$41,276	$145,683	$69,399	$64,137	$275,452
Income tax benefit/(expense)	56	(414)	1,565	56,113	(4,451)

Net income	$41,332	$145,269	$70,964	$120,250	$271,001
Less: Net (income)/loss attributable to the noncontrolling interest	(506)	488	(3,030)	(1,723)	—
Preferred stock dividends of subsidiary	(27)	—	—	—	—
Preferred stock dividends attributable to the noncontrolling interest	12	—	—	—	—

Net income attributable to Navios Holdings common stockholders	$40,811	$145,757	$67,934	$118,527	$271,001
Less:
Incremental fair value of securities offered to induce warrants exercise	—	—	—	—	(4,195)

Income available to Navios Holdings common stockholders	$40,811	$145,757	$67,934	$118,527	$266,806

Weighted average number of shares, basic	100,926,448	100,518,880	99,924,587	104,343,083	92,820,943

Basic net earnings per share attributable to Navios Holdings common stockholders	0.39	1.43	0.67	1.14	2.87

Weighted average number of shares, diluted	110,323,652	116,182,356	105,194,659	107,344,748	99,429,533

Diluted net earnings per share attributable to Navios Holdings common stockholders	0.37	1.26	0.66	1.10	2.68

Balance Sheet Data (at period end)
Current assets, including cash	370,974	349,965	427,680	505,409	848,245
Total assets	2,913,824	3,676,767	2,935,182	2,253,624	1,971,004
Current liabilities, including current portion of long-term debt	252,003	201,603	196,080	271,532	450,491
Total long-term debt, including current portion	1,453,557	2,075,910	1,622,706	887,715	614,049
Navios Holdings’ stockholders’ equity	1,059,106	1,059,583	925,480	805,820	769,204

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by/(used in) operating activities	$106,643	$188,641	$216,451	$(28,388)	$128,075
Net cash used in investing activities	(175,264)	(135,920)	(802,538)	(452,637)	(16,451)
Net cash provided by/(used in) financing activities	32,307	(19,244)	626,396	187,082	216,285
Book value per common share	10.34	10.43	9.17	8.02	7.23
Cash dividends per common share	0.25	0.24	0.27	0.38	0.24
Cash dividends per preferred share	200.0	345.52	52.35	—	—
Cash paid for common stock dividend declared	25,542	24,107	27,154	28,588	26,023
Cash paid for preferred stock dividend declared	1,696	2,930	429	—	—
Adjusted EBITDA (1)	$260,826	$356,126	$206,801	$165,478	$349,875

(1)	EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008	Year Ended December 31, 2007
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by/(used in) operating activities	$106,643	$188,641	$216,451	$(28,388)	$128,075
Net increase/(decrease) in operating assets	77,023	(7,051)	(30,399)	(87,797)	177,755
Net (increase)/decrease in operating liabilities	(23,633)	20,578	(56,498)	226,145	(176,510)
Payments for drydock and special survey costs	12,769	9,337	3,522	3,653	2,426
Net interest cost	97,481	90,628	55,237	39,298	38,414
Provision for losses on accounts receivable	(239)	(4,660)	(2,237)	(2,668)	—
Gain on sale of assets/partial sale of subsidiary	38,822	55,432	20,785	27,817	167,511
Unrealized (loss)/gain on FFA derivatives, warrants and interest rate swaps and expenses related to bond extinguishment	(5,285)	(12,882)	9,311	(15,376)	10,953
(Losses)/ earnings in affiliates and joint ventures, net of dividends received	(6,909)	(307)	1,355	4,517	1,251
Unrealized losses on available for sale securities	—	—	(13,778)	—	—
Compensation income	—	—	6,082	—	—
(Loss)/gain on change in control	(35,325)	17,742	—	—	—
Repurchase of convertible bond	—	3,799	—	—	—
Transaction expenses		(5,619)	—	—	—
Noncontrolling interest	(521)	488	(3,030)	(1,723)	—

Adjusted EBITDA	$260,826	$356,126	$206,801	$165,478	$349,875

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

Risks Associated with the Shipping Industry and Our Drybulk Operations

The cyclical nature of the international drybulk shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our results of operations and financial condition.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 4, 2010 to December 31, 2011, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $10,372 and a high of $37,099. Additionally, during the period from January 4, 2010 to December 31, 2011, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $4,567 and a high of $59,324 and the Baltic Exchange Dry Index experienced a low of 1,043 points and a high of 4,209 points. Navios Holdings anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia, and in the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments have decreased demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

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

Disruptions in world financial markets and the resulting governmental action in the Europe, United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows.

Concerns relating to the European sovereign debt crisis have recently intensified. While Greece, Portugal and Ireland have been the most affected countries thus far, with each agreeing to a rescue package with the European Union and the International Monetary Fund, there are fears that other European countries may be further affected by increasing public debt burdens and weakening economic growth prospects. On January 13, 2012, Standard and Poor’s Rating Services downgraded the long-term ratings for nine Eurozone nations, including France, Italy and Spain. On February 13, 2012, Moody’s Investors Service (“Moody’s”) downgraded the sovereign debt ratings of Italy, Malta, Portugal, Slovakia, Slovenia and Spain, while initiating negative outlooks on the United Kingdom, France and Austria. Additionally, on March 2, 2012, Moody’s downgraded Greece’s sovereign debt rating to C from Ca. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European nations, which may expose us to a loss of cash deposits or cash equivalents.

Furthermore, the United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the repricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased charter rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

Our growth depends on continued growth in demand for drybulk commodities and the shipping of drybulk cargoes.

Our growth strategy focuses on expansion in the drybulk shipping sector. Accordingly, our growth depends on continued growth in worldwide and regional demand for drybulk commodities and the shipping of drybulk cargoes, which could be negatively affected by a number of factors, such as declines in prices for drybulk commodities, or general political and economic conditions.

Reduced demand for drybulk commodities and the shipping of drybulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies and India have been the main driving force behind the current increase in seaborne drybulk trade and the demand for drybulk carriers. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

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

Additionally, if the spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues.

We charter-out our vessels to other parties who pay us a daily rate of hire. We also enter into contracts of affreightment (“COAs”) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Additionally, we enter into Forward Freight Agreements (“FFAs”), parts of which are traded over-the-counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, if a charterer defaults on a time charter, we may only be able to enter into new contracts at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates or not at all, our financial condition and results of operations could be materially adversely affected.

We have insured our charter-out contracts through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance).

In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Holdings has reviewed the matter in concert with the credit default insurers, as five vessels of its core fleet are chartered out to KLC. The contracts for these vessels have been temporarily suspended and the vessels have been rechartered to third parties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charters or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings. On November 24 2011, Navios Holdings received and will retain in total 11,413 shares of KLC for three of its vessels, as partial compensation for the claims filed in the Korean court.

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

In our hedging and trading activities, we focus on short-term trading opportunities in which there are adequate liquidity in order to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short-term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has caused, and could in the future cause, significant volatility in earnings.

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the chartered-in vessels and which in turn could have an adverse effect on our results of operations or financial condition.

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

The operation of ocean-going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	the damage or destruction of vessels due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, political action in various countries, labor strikes or adverse weather conditions.

Any of these circumstances or events could substantially increase our costs. For example, the costs of replacing a vessel or cleaning up environmental damage could substantially lower our revenues by taking vessels out of operation permanently or for periods of time. Furthermore, the involvement of our vessels in a disaster or delays in delivery, damage or the loss of cargo may harm our reputation as a safe and reliable vessel operator and cause us to lose business.

The operation of vessels, such as dry bulk carriers, has certain unique risks. With a dry bulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, dry bulk cargoes are often heavy, dense, easily shift, and react badly to water exposure. In addition, dry bulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold) and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in dry bulk carriers may lead to the flooding of the vessels’ holds. If a dry bulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel.

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay dividends.

Some of these inherent risks could result in significant damage, such as marine disaster or environmental incidents, and any resulting legal proceedings may be complex, lengthy, costly and, if decided against us, any of these proceedings or other proceedings involving similar claims or claims for substantial damages may harm our reputation and have a material adverse effect on our business, results of operations, cash flow and financial position. In addition, the legal systems and law enforcement mechanisms in certain countries in which we operate may expose us to risk and uncertainty. Further, we may be required to devote substantial time and cost defending these proceedings, which could divert the attention of management from our business.

Any of these factors may have a material adverse effect on our business, financial conditions and results of operations.

We are subject to various laws, regulations and conventions, including environmental and safety laws that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities including any resulting from a spill or other environmental incident.

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. For example, in various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. It is expected that waters off the North American coast will be established as an ECA from August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, with an effective date of January 1, 2014. These ECAs will limit SOx, NOx and particulate matter emissions. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO is introducing the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. The measures will come into effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. These measures set a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. The failure of a shipowner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

Our fleet of drybulk vessels, and the fleet of our subsidiaries that include drybulk and tanker vessels, are subject to several international conventions imposing and limiting pollution liability from vessels. The U.S. however, is not a party to these liability conventions and is instead subject to the oil liability provisions of the Oil Pollution Act (“OPA”), discussed below.

An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the OPA are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of February 29, 2012 was in effect in 64 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability. The CLC includes its own liability limits and the Bunker Convention incorporates the 1976 Convention referenced above. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited when a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in future sessions of Congress.

In addition to potential liability under the OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, regulations in California prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

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

In the last decade, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation, the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines, but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion per event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the liability of $1.0 billion per event, our cash flow, profitability and financial position would be adversely impacted.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

Regarding climate change in particular, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (“U.S. EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which do not include the shipping industry). The U.S. EPA is also considering petitions to regulate greenhouse gas emissions from marine vessels.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the “SEEMP”, outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which will report back to its Marine Environment Protection Committee (“MEPC”) later this year. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global emissions reduction target for international shipping, to be set either by the UNFCCC or the IMO. In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU will take in this regard in 2012.

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

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems (“AIS”) to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues.

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

Acts of piracy on ocean-going vessels have increased in frequency and magnitude, which could adversely affect our business.

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. In 2009, acts of piracy saw a steep rise, particularly off the coast of Somalia in the Gulf of Aden. A recent and significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by our affiliate, Navios Marititme Partners L.P., was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels have increased in frequency, which could adversely affect our business and operations.

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

We may be subject to calls, or premiums, in amounts based not only on our claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive insurance coverage for tort liability, including pollution-related liability. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 5.4 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

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

Although we have long-standing relationships with certain Japanese shipowners that provide us access to competitive contracts, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

We have long-standing relationships with certain Japanese shipowners that give us access to time charters at favorable rates and that, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

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

Under the terms of the charter agreements under which our vessels operate, or are expected to operate in the case of a newbuilding, when a vessel is “off-hire,” or not available for service or otherwise deficient in its condition or performance, the charterer generally is not required to pay the hire rate, and we will be responsible for all costs (including the cost of bunker fuel) unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel due to, among other things:

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

Our Chairman and Chief Executive Officer holds approximately 24% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Ms. Angeliki Frangou owns approximately 24% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase in total $20.0 million of our common stock (as of March 26, 2012, she had purchased approximately $10.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business, or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2011, approximately 28.9% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. For example, during the year ended December 31, 2011, the value of the U.S. dollar increased by approximately 3.2% as compared to the Euro. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the United States. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

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

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

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

As of December 31, 2011, we had $1,453.6 million in aggregate principal amount of debt outstanding of which $570.0 million was unsecured. We also have up to $67.0 million available to us to be used for the partial funding of our newbuiding vessels and for general corporate purposes under our existing credit facilities. We may increase the amount of our indebtedness in the future, which would further exacerbate the risks listed below.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 8.125% Senior Notes due 2019 (the “2019 Notes”) and the indenture governing our 8.875% first priority ship mortgage notes due 2017 (the “Ship Mortgage Notes”) do not fully prohibit us or our subsidiaries from doing so. The terms of the indenture governing 9-1/4% Senior Notes due 2019 (“the “Logistics Senior Notes”) of Navios South American Logistics (“Navios Logistics”) and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

The agreements and instruments governing our debt contain restrictions and limitations that could significantly impact our ability to operate our business.

Our secured credit facilities and our indentures impose certain operating and financial restrictions on us. These restrictions limit our ability to:

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

The agreements governing the terms of Navios Logistics’ indebtedness impose similar restrictions upon Navios Logistics.

Therefore, we and Navios Logistics will need to seek permission from our respective lenders in order to engage in some corporate and commercial actions that believe would be in the best interest of our respective business, and a denial of permission may make it difficult for us or Navios Logistics to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. The interests of our and Navios Logistics’ lenders may be different from our respective interests or those of our holders of common stock, and we cannot guarantee that we or Navios Logistics will be able to obtain the permission of lenders when needed. This may prevent us or Navios Logistics from taking actions that are in best interests of us, Navios Logistics or our stockholders. Any future debt agreements may include similar or more restrictive restrictions.

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.

The ability of us and Navios Logistics to make scheduled payments on or to refinance our respective debt obligations will depend on our respective financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond the control of us and Navios Logistics.

The principal and interest on such debt will be paid in cash. The payments under our and Navios Logistics’ debt will limit funds otherwise available for our respective working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, the current liabilities us or Navios Logistics may exceed our respective current assets. We or Navios Logistics may need to take on additional debt as we expand our respective fleets or other operations, which could increase our respective ratio of debt to equity. The need to service our respective debt may limit funds available for other purposes, and our or Navios Logistics’ inability to service debt in the future could lead to acceleration of such debt, the foreclosure on assets such as owned vessels or otherwise negatively affect us.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indentures governing our outstanding notes and our secured credit facilities.

The indenture governing the 2019 Notes, the indenture governing the Ship Mortgage Notes, the indenture governing the Logistics Senior Notes and our and Navios Logistics’ secured credit facilities contain certain change of control provisions. If we or Navios Logistics experience specified changes of control under our respective notes, we or Navios Logistics, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our and Navios Logistics’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

An increase in interest rates would increase the cost of servicing our debt and could reduce our profitability.

A portion of the debt under our secured credit facilities, including the secured credit facilities of Navios Logistics, bears interest at variable rates. We may also incur indebtedness in the future with variable interest rates. As a result, an increase in market interest rates would increase the cost of servicing our debt and could materially reduce our profitability and cash flows. The impact of such an increase would be more significant for us than it would be for some other companies because of our substantial debt. See also Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness, including certain indebtedness of Navios Logistics, fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow.

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

If the market values of our owned vessels decrease, we may breach covenants contained in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. Navios Logistics may be subject to similar ramifications under its credit facilities if the market values of its owned vessels decrease.

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

In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our senior secured credit facility, the indentures or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

We have substantial equity investments in three public companies, two of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2011, we had a 63.8% ownership interest in Navios South American Logistics Inc. (“Navios Logistics”), and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two companies that are accounted for under the equity method – Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Maritime Partners L.P. (“Navios Partners”). As of December 31, 2011, we held 45.24% of the voting stock and 53.96% of the economic interest of Navios Acquisition and 27.10% of the equity interest in Navios Partners (including a 2% interest in the general partner of Navios Partners). As of such date, our investments in these two affiliated companies amounted to $116.9 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2011, we received $5.2 million and $25.6 million in dividends from Navios Acquisition and Navios Partners, respectively. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $37.2 million and $27.0 million, respectively, in fiscal year 2011.

Our ownership interest in Navios Logistics, Navios Acquisition and Navios Partners, the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Acquisition and Navios Partners as disclosed in their respective public filings with the SEC. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition and Navios Partners for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects of Navios Partners and Navios Acquisition, and (3) our intent and our ability to retain our investment in Navios Partners and Navios Acquisition for a period of time sufficient to allow for any anticipated recovery in fair value. During 2011 and 2010, we did not recognize any impairment loss in earnings.

If the fair value of these investments declines below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

Unrealized losses of “available for sale” securities may negatively affect our results of operations in the future.

As part of the consideration received from the sale of the Navios Hope to Navios Partners in July 2008, the Company received 3,131,415 common units of Navios Partners (14.4% of the then-outstanding units of Navios Partners).

On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel, to Navios Partners for $110.0 million. Out of the $110.0 million purchase price, $90.0 million was paid in cash and the remaining amount was paid through the issuance of 1,174,219 common units of Navios Partners.

On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $177.0 million of which $162.0 million was paid in cash and the remaining amount was paid through the issuance of 788,370 common units of Navios Partners.

On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010-built Capesize vessel, and the Navios Orbiter, a 2004-built Panamax vessel, to Navios Partners for a total consideration of $130.0 million, of which $120.0 million was paid in cash and $10.0 million was paid through the issuance of 507,916 common units of Navios Partners.

In January 2011, KLC filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Holdings reviewed the matter in concert with the credit default insurers, as five vessels of its core fleet are chartered out to KLC. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings. On November 24 2011, Navios Holdings received and will retain in total 11,413 shares of KLC for three of its vessels, as partial compensation for the claims filed under the Korean court.

All above common units that the Company received from the sale of the vessels to Navios Partners and the shares received from KLC were accounted for under guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. The Company has no other types of available for sale securities.

As of December 31, 2011 and 2010, the carrying amounts of the AFS Securities were $82.9 million and $99.1 million, respectively, and the unrealized holding gains related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $6.2 million, $32.6 million and $15.2 million, respectively, as of December 31, 2011, 2010 and 2009. On June 30, 2009, the Company recognized in earnings realized losses amounting to $13.8 million following the common units’ market value being less than their acquisition price for a consecutive period of 12 months. Therefore, this decline was considered as other-than-temporary impairment (“OTTI”). Management evaluates securities for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of Navios Partners, and (3) the intent and ability of the Company to retain its investment in Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value. During 2011 and 2010, the Company did not recognize any realized losses in earnings.

As of December 31, 2011, market valuation of these securities had increased. If the fair value of these AFS Securities declines below their original carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

Risks Relating to Navios Logistics

Navios Logistics’ dry port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its dry port, including the loading and unloading operations, as well as the space in silos is exceeded, which could materially adversely affect its operations and revenues.

A significant portion of Navios Logistics’ dry port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in its dry port and cause the space in its silos to be exceeded, which in turn would affect its timely operations or its ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on its clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

Navios Logistics depends on a few significant customers for a large part of its revenues and the loss of one or more of these customers could materially and adversely affect its revenues.

In each of Navios Logistics’ businesses, a significant part of its revenues is derived from a small number of customers. For the year ended December 31, 2011, Navios Logistics’ three largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 55.1% of its revenues. Other than Navios Logistics’ three largest customers, no other customer accounted for more than 10% of its revenues during the year ended December 31, 2011. During the year ended December 31, 2010, one customer, Petrobras, accounted for 17.5% of Navios Logistics’ revenues, and its five largest customers accounted for approximately 50% of its revenues. In 2009, one customer accounted for 10.2% of its revenues and its five largest customers, in aggregate, accounted for 45.1% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels. The loss of any of its significant customers could materially adversely affect its results of operations.

If one or more of Navios Logistics’ customers does not perform under one or more contracts with it and Navios Logistics is not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, Navios Logistics could suffer a loss of revenues that could materially adversely affect its business, financial condition and results of operations.

Navios Logistics could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, disagreements with Navios Logistics or otherwise;

•	the customer terminates the contract because Navios Logistics fails to meet their contracted storage needs;

•

the customer terminates the contract because Navios Logistics fails to deliver the vessel within a fixed period of time,the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default occurs under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

Navios Logistics’ business can be affected by adverse weather conditions, effects of climate change and other factors beyond its control, that can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.

A significant portion of Navios Logistics’ business is derived from the transportation, handling and storage of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for its services. This would, in turn, negatively impact its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to effectively transport cargo on the rivers. For example, Navios Logistics was adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2009 throughout the main soybean growing areas of the Hidrovia. Low water levels, which began during the fourth quarter of 2008 and extended into 2009, also affected the volume carried. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for its services or its operations.

A prolonged drought, the possible effects of climate change, or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or Navios Logistics’ business in general may, in the short-term, result in a reduction in the market value of its ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably Navios Logistics’ barges and pushboats in the Hidrovia and Navios Logistics is forced to sell them to a third party located outside of the region, there is a limited market in which it would be able to sell these vessels, and accordingly it may be forced to sell them at a substantial loss.

Navios Logistics may be unable to obtain financing for its growth or to fund its future capital expenditures, which could materially adversely affect its results of operations and financial condition.

In 2010, apart from the delivery in February of the Sara H, a 9,000 dwt product tanker with a purchase price of $18.0 million, Navios Logistics also began the construction of a new grain cleaning and drying facility at its port in Nueva Palmira with a static capacity of 7,000 metric tons, which has been operational since May 16, 2011. The total cost of this investment was $3.9 million, of which $3.0 million was paid during 2010 and the rest was paid during the first half of 2011. In 2010, Navios Logistics acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks, paying a total cost of $1.0 million. In addition, during the second, third and fourth quarter of 2011, Navios Logistics used a portion of the proceeds from the offering on April 12, 2011 of $200.0 million in senior unsecured notes due on April 15, 2019 at a fixed rate of 9.25% (the “Logistics Senior Notes”) to acquire three pushboats, 66 barges and one floating drydock for a total cost of approximately $60.0 million, including transportation and other related costs.

In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. For example, Navios Logistics has started the construction of a ninth silo with approximately 100,000 metric tons capacity and plans to construct an additional vessel loading conveyor belt at its dry port facility and two new storage tanks with a total capacity of 7,100 cubic meters at its wet port facility. Additionally, in its liquid port in Paraguay, Navios Logistics added 3,000 cubic meters of storage capacity in December 2011 reaching a total capacity of 38,560 and Navios Logistics is currently constructing two additional storage tanks with a combined capacity of 7,100 cubic meters which are expected to be completed in the first half of 2012 and will increase the total storage capacity of the liquid port to 45,660 cubic meters.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these activities. In addition, the terms of any joint venture arrangements Navios Logistics may enter into in the future may limit the ability of the joint venture to distribute cash to it, and other joint venture partners may need to consent to the actions taken by the joint venture. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and/or infrastructure, Navios Logistics may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, or increase its working capital or capital expenditures, it might not be able to grow its business and its earnings could suffer. Furthermore, despite covenants under the indenture governing the Logistics Senior Notes and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness which would limit cash available for working capital and to service its indebtedness.

The failure of Petrobras to successfully implement its business plan for 2011 to 2015 could adversely affect Navios Logistics’ business.

During 2011, Petrobras announced its business plan for 2011 to 2015, which includes a projected capital expenditure budget of $224.7 billion between 2011 and 2015 and provides for an increase in drilling rigs, and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 287 in December 2010 to 479 by 2015. In addition, Petrobras has entered into an assignment agreement with the Brazilian federal government (the “Assignment Agreement”) to conduct operations in specified pre-salt areas (areas of rock accumulations which are found under the salt layer of the Brazilian coastline and have the potential for the generation of oil), which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Petrobras group was Navios Logistics’ largest customer for 2010. In May 2011, Navios Logistics also signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to its option to cancel the contracts if Navios Logistics is unable to secure acceptable financing for the construction of the vessels. Any failure of Navios Logistics to capitalize on its relationship with Petrobras could have a material adverse effect on its results of operations.

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off-the-shelf and it may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to Navios Logistics.

Navios Logistics’ ports and fleet may need spare parts to be provided in order to replace old or damaged parts in the normal course of their operations.

Navios Logistics owns and operates an up-river port terminal in San Antonio, Paraguay that it believes is well-positioned to become a hub for industrial development based upon the depth of the river in the area and the convergence between land and river transportation. If the port does not become a hub for industrial development, its future prospects could be materially and adversely affected.

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay. Navios Logistics believes that the port’s location south of the city of Asuncion, the depth of the river in the area and the convergence between land and river transportation make this port well-positioned to become a hub for industrial development. However, if the location is not deemed to be advantageous, or the use of the river or its convergence with the land is not fully utilized for transportation, then the port would not become a hub for industrial development, and its future prospects could be materially and adversely affected.

The risks and costs associated with ports and vessels increase as the port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or vessel. Governmental regulations, safety or other equipment standards related to the age of the port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for its vessels (such as engine makers, propulsion systems makers, control systems makers and others) may not have the needed spare parts available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, Navios Logistics’ ports or vessels may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for Navios Logistics. The average age of Navios Logistics’ six product tanker vessels is two years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Navios Logistics cannot assure you that, as its operational port equipment and vessels age, market conditions will justify those expenditures or enable Navios Logistics to operate its ports and vessels profitably during the remainder of their useful lives. If Navios Logistics sells such assets, it may have to sell them at a loss, and if clients no longer use its ports or charter-out its vessels due to their age, its results of operations could be materially adversely affected.

As Navios Logistics expands its business, it may have difficulty managing its growth, including the need to improve its operations and financial systems, staff and crew. If Navios Logistics cannot improve these systems or recruit suitable employees, it may not be able to effectively control its operations.

Navios Logistics intends to grow its port terminal, barge and cabotage businesses, either through land acquisition and expansion of its port facilities, through purchases of additional vessels, through chartered-in vessels or acquisitions of other logistics and related or complementary businesses. The expansion and acquisition of new land or addition of vessels to its fleet will impose significant additional responsibilities on its management and staff, and may require Navios Logistics to increase the number of its personnel. Navios Logistics will also have to increase its customer base to provide continued activity for the new businesses.

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, Navios Logistics has purchased land near the Nueva Palmira Free Zone area in Uruguay with the intention of expanding its port facilities and add a new port terminal for minerals and liquid cargo. In order to complete this project, however, Navios Logistics must receive required authorization from several authorities. If these authorities deny Navios Logistics request for authorization, it will not be able to proceed with this project.

Growing any business by acquisition presents numerous risks. Acquisitions expose Navios Logistics to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence Navios Logistics conducts in connection with an acquisition, and any contractual guarantees or indemnities that it receives from the sellers of acquired companies or assets may not be sufficient to protect it from, or compensate it for, actual liabilities. Any material liability associated with an acquisition could adversely affect its reputation and results of operations and reduce the benefits of the acquisition. Other risks presented include difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired assets or operations into existing infrastructures.

Management is unable to predict whether or when any prospective acquisition will occur, or the likelihood of a certain transaction being completed on favorable terms and conditions. Navios Logistics’ ability to expand its business through acquisitions depends on many factors, including its ability to identify acquisitions or access capital markets at an acceptable cost and negotiate favorable transaction terms. Navios Logistics cannot give any assurance that it will be successful in executing its growth plans or that it will not incur significant expenses and losses in connection therewith or that its acquisitions will perform as expected, which could materially adversely affect its results of operations and financial condition. Furthermore, because the volume of cargo Navios Logistics ships is at or near the capacity of its existing barges during the typical peak harvest season, its ability to increase volumes shipped is limited by its ability to acquire or charter-in additional barges.

With respect to Navios Logistics’ existing infrastructure, its initial operating and financial systems may not be adequate as Navios Logistics implements its plan to expand, and its attempts to improve these systems may be ineffective. If Navios Logistics is unable to operate its financial and operations systems effectively or to recruit suitable employees as it expands its operations, it may be unable to effectively control and manage the substantially larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Rising crew costs, fuel prices and other cost increases may adversely affect Navios Logistics’ profits.

At December 31, 2011, Navios Logistics employed 431 land-based employees and approximately 707 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in its barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ contracts provide for the adjustment of freight rates based on changes in the fuel prices. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent its contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by its contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

Navios Logistics’ industry is highly competitive, and it may not be able to compete successfully for services with new companies with greater resources.

Navios Logistics provides services through its ports and employs its fleet in highly competitive markets. The river and sea coastal logistics market is international in scope and Navios Logistics competes with many different companies, including other port or vessel owners and major oil companies. With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits, there are other companies operating in the river system that are able to offer services similar to Navios Logistics. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of Navios Logistics’port.

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which its vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of its customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Navios Logistics’ competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than it does. Accordingly, it may be unable to retain its current customers or to attract new customers.

If Navios Logistics fails to fulfill the oil majors’ vetting processes, it could materially adversely affect the employment of its tanker vessels in the spot and period markets, and consequently its results of operations.

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, OCIMF, have developed and are implementing two basic tools: (a) the Ship Inspection Report Program (“SIRE”) and (b) the Tanker Management and Self Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals, (b) voyage charter, which will clear the vessel for a single voyage and (c) term charter, which will clear the vessel for use for an extended period of time. While for terminal use and voyage charter relationships, a ship inspection and the operator’s TMSA will be sufficient for the evaluation to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed. If Navios Logistics fails to clear the vetting processes of the oil majors, it could have a material adverse effect on the employment of its vessels, and, consequently, on its results of operations.

Navios Logistics may employ its fleet on the spot market and thus expose itself to risk of losses based on short-term decreases in shipping rates.

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2011, 63% of its cabotage fleet and 73% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge and cabotage fleet was employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

Navios Logistics does not carry any strike insurance. As a result, if Navios Logistics were to become subject to a labor strike, it may incur uninsured losses, which could have a material adverse effect on its results of operations.

Navios Logistics does not currently maintain any strike insurance. As a result, if the crew of its vessels were to initiate a labor strike, Navios Logistics could incur uninsured liabilities and losses as a result. There can be no guarantee that Navios Logistics will be able to obtain additional insurance coverage in the future, and even if Navios Logistics is able to obtain additional coverage, it may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, it could have a material adverse effect on its results of operations.

Certain of Navios Logistics’ directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by Navios Logistics which may compete directly with it, causing such persons to have conflicts of interest.

Some of Navios Logistics’ directors, officers and principal stockholders have affiliations with entities that have similar business activities to those conducted by Navios Logistics. Navios Logistics’ controlling stockholder, Navios Holdings, is a global, vertically integrated seaborne shipping and logistics company which operates numerous businesses focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. In addition, certain of Navios Logistics’ directors are also directors of shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with Navios Logistics. Although Navios Logistics does not prevent its directors, officers and principal stockholders from having such affiliations, Navios Logistics uses its best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. Navios Logistics’ officers and employee directors devote their full time and attention to its ongoing operations, and its non-employee directors devote such time as is necessary and required to satisfy their duties as directors of a company.

Navios Logistics’ success depends upon its management team and other employees, and if it is unable to attract and retain key management personnel and other employees, its results of operations may be negatively impacted.

Navios Logistics’ success depends to a significant extent upon the abilities and efforts of its management team and its ability to retain them. In particular, many members of its senior management team, including its Chairman, its Chief Executive Officer, its Chief Financial Officer, its Chief Operating Officers and its Chief Commercial Officer, have extensive experience in the logistics and shipping industries. If Navios Logistics was to lose its services for any reason, it is not clear whether any available replacements would be able to manage its operations as effectively. The loss of any of the members of its management team could impair Navios Logistics’ ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage its business, which could have a material adverse effect on its financial performance and its ability to compete. Navios Logistics does not maintain key man insurance on any of its officers. Further, the efficient and safe operation of its fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees could adversely affect its results of operations.

One of Navios Logistics’ subsidiaries, Hidronave S.A., is a joint venture and Navios Logistics is party to a joint venture agreement that contains a non-compete provision which could affect its ability to engage in certain business opportunities or expand its operations.

Navios Logistics is party to a joint venture agreement that contains a non-compete provision. This provision restricts Navios Logistics, along with its joint venture partners, from engaging in certain businesses in specified locations which could be in competition with any part of the business of the joint venture. As a result of this non-compete provision, Navios Logistics could be prevented from engaging in certain business opportunities that it would otherwise undertake.

There can be no assurance that the non-compete provision in its joint venture agreement will be adequate to deter its joint venture partners from competing with its joint venture or other businesses. In addition, litigation to enforce its rights under a non-compete provision could result in substantial cost and divert its management’s time and effort.

Prior to the consummation of the exchange offer for the Logistics Senior Notes, Navios Logistics was not subject to the reporting requirements of the Exchange Act, and its accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which it will be subject going forward. If Navios Logistics is unable to achieve and maintain effective internal controls, its business, financial position and results of operations could be materially adversely affected.

Navios Logistics is now directly subject to certain laws and regulations, public reporting requirements, and certain corporate governance provisions of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and certain securities laws and regulations of the SEC. For example, Navios Logistics is now required to design, evaluate and maintain a system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and related rules and regulations of the SEC and the Public Company Accounting Oversight Board, which will require annual management assessments of the effectiveness of Navios Logistics’ internal control over financial reporting. Its internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. These reporting and other obligations place significant demands on Navios Logistics’ management and administrative and operational resources, including accounting resources. Complying with these statutes, regulations and requirements will increase its general and administrative costs as a result of higher expenses associated with audit work, regulatory requirements and the establishment and maintenance of heightened corporate governance practices. Navios Logistics estimates such additional costs could range from approximately $0.8 million to $1.0 million on an annualized basis. The incurrence of such additional expense could have a negative effect on its business, results of operations or financial condition.

To comply with these requirements, it is anticipated that Navios Logistics will need to upgrade its systems, including information technology, implement additional financial and management controls, reporting systems and procedures and hire additional legal, accounting and finance staff. If Navios Logistics is unable to upgrade its financial and management controls, reporting systems, information technology and procedures in a timely and effective fashion, its ability to comply with its financial reporting requirements and other rules that apply to reporting companies could be impaired and it may be subject to regulatory sanctions or investigations. In addition, if Navios Logistics is unable to conclude that its internal control over financial reporting is effective (or if the auditors are unable to express an opinion on the effectiveness of its internal controls), it could lose investor confidence in the accuracy and completeness of its financial reports.

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on Navios Logistics. Navios Logistics cannot provide any assurance that future economic, social and political developments in Argentina, over which it has no control, will not impair its business, financial condition or results of operations, the guarantors or the market price of the senior notes.

The continuing rise in inflation may have material adverse effects on the Argentine economy.

After several years of price stability under the convertibility regime, which established a fixed exchange rate of one U.S. dollar per one Argentine peso, the formal devaluation of the Argentine peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2004, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 6.1% and in 2005 reached 12.3% according to data published by the Instituto Nacional de Estadisticas y Censos, or INDEC. The rate of inflation, according to data published by INDEC, decreased to 9.8% in 2006, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services, which included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. In 2007, 2008, 2009, 2010 and 2011, the inflation rate year-on-year, according to INDEC data, was 8.5%, 7.2%, 7.7%, 10.9% and 9.5%, respectively.

A return to a high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by an Argentine peso devaluation, while also negatively affecting the economy’s activity and employment levels. Uncertainty about future inflation may contribute to slow the economic activity level by reducing the economy’s growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Navios Logistics’ Argentine subsidiaries could be affected by inflation in the future.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Navios Logistics Argentine subsidiaries from transferring funds for the payment of the senior notes or the related guarantees.

In 2001 and the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt, its domestic debt and to maintain the convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.

Furthermore, in 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place. Increasingly during 2008 and into 2009, the Argentine government has been imposing new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Additionally, the Argentine federal tax authority has recently imposed new restrictions and limitations on the purchase of foreign currency. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Navios Logistics’ ability to transfer funds generated by its Argentine operations in U.S. dollars outside Argentina to Navios Logistics for the payment of Navios Logistics’ indebtedness. In addition, the above restrictions and requirements, and any other restrictions or requirements that may be imposed in the future, expose Navios Logistics to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

The Argentine government has made certain changes to its tax rules that affect Navios Logistics’ operations in Argentina and could further increase the fiscal burden on its operations in Argentina in the future.

Since 1992, the Argentine government has not permitted the application of an inflation adjustment on the value of fixed assets for tax purposes. Since the substantial devaluation of the Argentine peso in 2002, the amounts that the Argentine tax authorities permit Navios Logistics to deduct as depreciation for its past investments in plant, property and equipment have been substantially reduced, resulting in a higher effective income tax charge. If the Argentine government continues to increase the tax burden on Navios Logistics’ operations in Argentina, its results of operations and financial condition could be materially and adversely affected.

Risks Relating to Uruguayan Free Zone Regulation

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Industrial and Commercial Income Tax, Value- Added Tax, Wealth Tax, Foreign Exchange Tax, and Tax on Bank Assets. Other benefits that Navios Logistics’ subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users are also exempt from tariffs on the import and export of goods and services between the free trade zone and countries outside of Uruguay. However, Navios Logistics’ subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the 25% limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, Navios Logistics’ subsidiaries may continue with their operations from the free zone, but under a different tax regime.

Other Risks Relating to the Countries in which Navios Logistics’ Operates

Navios Logistics is an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

Navios Logistics is an international company and conducts all of its operations outside of the United States, and expects to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the United States, such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

Some of the other risks Navios Logistics is generally exposed to through its operations in emerging markets include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which Navios Logistics has business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;

•

the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the modification of its status or the rules and regulations relating to the international tax-free trade zone in which Navios Logistics operates its dry port;

•	the imposition of executive and judicial decisions upon Navios Logistics’ vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing its foreign operations;

•	compliance with anti-bribery laws; and

•	acts of terrorism.

These risks may result in unforeseen harm to Navios Logistics’ business and financial condition. Also, some of its customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially adversely affect Navios Logistics.

Navios Logistics’ business in emerging markets requires it to respond to rapid changes in market conditions in these countries. Navios Logistics’ overall success in international markets depends, in part, upon its ability to succeed in different legal, regulatory, economic, social and political conditions. Navios Logistics may not continue to succeed in developing and implementing policies and strategies that will be effective in each location where it does business. Furthermore, the occurrence of any of the foregoing factors may have a material adverse effect on its business and results of operations.

With respect to Argentina, the Argentine economy has experienced significant volatility in recent decades. Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Argentine Peso depreciation pressures and lack of consumer and investor confidence. Future government policies to pre-empt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, and changes in laws and policies affecting foreign trade. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby Navios Logistics’ business, results of operations and financial condition.

Argentina has very limited access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Due to the lack of access to the international capital markets, the Argentine government continues to use the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could materially adversely affect Argentina’s economic growth and public finances.

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

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies. There is no guarantee that such an initiative will be successful or that each of the governments involved in the initiative will follow through on its intentions to participate and if such regional initiative is unsuccessful, it could have a material adverse impact on Navios Logistics’ results of operations.

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies, a central component of which is water transportation in the Hidrovia. Although Navios Logistics believes that this regional initiative of expanding navigation on the Hidrovia river system will result in significant economic benefits, there is no guarantee that such an initiative will ultimately be successful, that each country will follow through on its intention to participate, or that the benefits of this initiative will match its expectations of continuing growth in the Hidrovia or reducing transportation costs. If the regional initiative is unsuccessful, its results of operations could be materially and adversely affected.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which Navios Logistics operates could have a material adverse effect on its results of operations.

In the markets in which Navios Logistics currently operates, in cabotage or regional trades, it is subject to restrictive rules and regulations on a region by region basis. Navios Logistics’ operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage under one to three years’ licenses, including Navios Logistics’ Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on Navios Logistics’ current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of its vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because Navios Logistics generates the majority of its revenues in U.S. dollars but incurs a significant portion of its expenses in other currencies, exchange rate fluctuations could cause Navios Logistics to suffer exchange rate losses, thereby increasing expenses and reducing income.

Navios Logistics engages in regional commerce with a variety of entities. Although Navios Logistics’ operations expose it to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guarannies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2011 and 2010, approximately 48.5% and 50.4%, respectively, of Navios Logistics’ expenses were incurred in currencies other than the U.S. dollar. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of its transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which Navios Logistics operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which Navios Logistics operates, its results of operations or financial condition could be materially adversely affected.

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

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our business could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected.

We and our subsidiaries may be subject to taxation in the jurisdictions in which we and our subsidiaries conduct business. Such taxation would result in decreased earnings available to our stockholders.

Investors are encouraged to consult their own tax advisors concerning the overall tax consequences of the ownership of our common stock arising in an investor’s particular situation under U.S. federal, state, local and foreign law.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties which are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC.

We should not be a PFIC with respect to any taxable year. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position, and there is a risk that the IRS or a court of law could determine that we are a PFIC. Moreover, no assurance can be given that we would not constitute a PFIC for any future taxable year if the nature and extent of our operations changed.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of the common stock. See “Federal Income Tax Consequences – U.S. Federal Income Tax Considerations – U.S. Federal Income Taxation of U.S. Holders – Tax Treatment of Common Stock” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

The preferential tax rates applicable to qualified dividend income are temporary, and the enactment of proposed legislation could affect whether dividends paid by us constitute qualified dividend income eligible for the preferential rate.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to non-corporate U.S. stockholders. In the absence of legislation extending the term for these preferential tax rates, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2013 or later will be taxed at graduated tax rates applicable to ordinary income.

In addition, legislation has been previously proposed in the U.S. Congress that would, if enacted, deny the preferential rate of U.S. federal income tax currently imposed on qualified dividend income with respect to dividends received from a non-U.S. corporation if the non-U.S. corporation is created or organized under the laws of a jurisdiction that does not have a comprehensive income tax system. Because the Marshall Islands imposes only limited taxes on entities organized under its laws, it is likely that if this legislation were enacted, the preferential tax rates of federal income tax may no longer be applicable to distributions received from us. As of the date of this annual report, it is not possible to predict with certainty whether this proposed legislation will be enacted.

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

The Company operates a fleet of owned Capesize, Panamax and Ultra Handymax vessels and a fleet of time chartered Capesize, Panamax, Ultra Handymax and Handysize vessels that are employed to provide worldwide transportation of bulk commodities. Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners and charterers.

Navios Partners

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

On or prior to the closing of the IPO, Navios Holdings entered into certain agreements with Navios Partners: (a) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc., or the Manager, a wholly owned subsidiary of Navios Holdings, provides Navios Partners with commercial and technical management services; (b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (c) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Since the formation of Navios Partners, Navios Holdings sold in total nine vessels to Navios Partners (the Navios Hope, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Fulvia, the Navios Melodia, the Navios Pollux, the Navios Luz and the Navios Orbiter) and also sold the rights of Navios Sagittarius to Navios Partners. All vessels were sold in exchange of cash and 5,601,920 common units of Navios Partners in total. As of December 31, 2011, following Navios Partners’ public equity offerings of:(a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 (plus 360,400 overallotment units in October 2009); (c) 4,000,000 common units in November 2009; (d) 3,500,000 common units (plus 525,000 overallotment units) in February 2010; (e) 4,500,000 common units (plus 675,000 overallotment units) in May 2010; (f) 5,500,000 common units (plus 825,000 overallotment units) in October 2010; (g) 4,000,000 common units (plus 600,000 overallotment units) in April 2011 and including a 2% GP interest, which are accounted for under the equity method, Navios Holdings’ interest in Navios Partners was 27.1%.

Navios Logistics

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: a) $112.2 million in cash; and b) the authorized capital stock of its wholly owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for; (a) $112.2 million in cash, of which $5.0 million was kept in escrow and payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and b) the issuance of 7,235 shares of Navios Logistics representing 36.2% (32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were kept in escrow pending attainment of certain EBITDA targets. In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target. As a result, Navios Holdings owned 65.5% (excluding 504 shares that remained in escrow as of such November 2008 date) of Navios Logistics. On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow to the former shareholders of Horamar upon the achievement of the EBITDA target threshold. As of December 31, 2011, Navios Holdings owned 63.8% of Navios Logistics.

Navios Acquisition

Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

On July 1, 2008, Navios Holdings completed the initial public offering, or IPO, of its former subsidiary, Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant. Simultaneously with the completion of the IPO, Navios Holdings purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million. Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) (the “Initial Acquisition”) for an aggregate purchase price of $457.7 million, of which $128.7 million was to be paid from existing cash and the $329.0 million balance was to be paid with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings (the “Acquisition Agreement”) and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s vessel acquisition, governing, among other things, competition and rights of first offer on certain types of vessels and businesses.

Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63.2 million in open market purchases. On May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing and Navios Holdings’ ownership of Navios Acquisition increased to 57.3%. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

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

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement between Navios Acquisition and Navios Holdings (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30.5 million. Immediately after the Navios Acquisition Share Exchange, Navios Holdings had 45% of the voting power and 53.7% of the economic interest in Navios Acquisition, since the preferred stock is considered, in substance, common stock for accounting purposes.

On March 30, 2011, based on the equity method, Navios Holdings recorded an investment in Navios Acquisition of $103.3 million, which represents the fair value of the common stock and Series C preferred stock that were held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.

On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. As of December 31, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding those of Navios Partners, Navios Logistics and Navios Acquisition), the average age of which is approximately 5.4 years, consists of a total of 57 vessels, aggregating approximately 5.8 million dwt. Navios Holdings owns 11 Capesize vessels (169,000-181,000 dwt), 14 modern Ultra Handymax vessels (50,000-59,000 dwt), five Panamax vessels (75,000-83,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of six Ultra Handymax, one Handysize, 11 Panamax, and eight Capesize vessels under long-term time charters, 16 of which are currently in operation, with the remaining 10 scheduled for delivery on various dates through November 2013. Navios Holdings has options to acquire 15 of the 26 time chartered-in vessels (on four of which Navios Holdings holds an initial 50% purchase option).

Navios Holdings also offers commercial and technical management services to Navios Partners’ and Navios Acquisition’s fleets. Navios Partners’ fleet is comprised of 11 Panamax vessels, six Capesize vessels and one Ultra-Handymax vessel. On October 27, 2009, the fixed fee period was extended for two years and the daily fees were amended to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel. In October 2011, the fixed fee period was further extended until December 31, 2017 and the daily fees were amended to $4,650 per owned Ultra Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel through December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Navios Acquisition’s fleet is comprised of 29 tankers, of which 15 are currently in operation, and Navios Holdings will receive a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. For Navios Acquisition, the management fees have been eliminated through the consolidation of Navios Acquisition until March 30, 2011, when Navios Acquisition was deconsolidated.

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through its port terminal, river barge and coastal cabotage operations.

Navios Holdings’ strategy and business model focuses on:

•

Operation of a high quality, modern fleet. Navios Holdings owns and charters in a modern, high quality fleet, having an average age of approximately 5.4 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•

Pursue an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 5.8 million dwt in tonnage, making Navios Holdings one of the largest independent drybulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 15 of the 26 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

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

•

Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 98.7% as of December 31, 2011, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

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

In addition, Navios Holdings attempts, through selecting COAs on what would normally be backhaul or ballast legs, to enhance vessel utilization and, hence, profitability. In such cases, the cargoes are used to position vessels at or near major loading areas (such as the Gulf of Mexico) where spot cargoes can readily be obtained. This reduces ballast time as a percentage of the round voyage. This strategy is referred to as triangulation.

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

Competitive Advantages

Controlling approximately 5.8 million dwt (excluding Navios Logistics and Navios Acquisition) in drybulk tonnage, Navios Holdings is one of the largest independent drybulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global drybulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios Holdings’ fleet were brought to the attention of Navios Holdings prior to ever being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the drybulk markets.

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

•

A core fleet which has been chartered-in (some through 2024, assuming minimum available charter extension periods are exercised) on attractive terms that allow Navios Holdings to charter-out the vessels at an attractive spread during strong markets and to weather down cycles in the market while maintaining low operating expenses;

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

Shipping Operations (excluding Navios Acquisition)

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 31 owned vessels and 26 chartered-in vessels (15 of which have purchase options). The average age of the operating fleet is 5.4 years.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of 14 modern Ultra Handymax vessels, 11 Capesize vessels, three Panamax vessels and one Handysize vessel, whose technical specifications and youth distinguish them in the market, where, approximately 18% of the drybulk world fleet is composed of older than 20 years. Additionally, Navios Holdings owns two Panamax vessels currently under construction, which are scheduled for delivery in the first and second quarter of 2012.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,718
Navios Ionian	Ultra Handymax	2000	52,067
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Buena Ventura	Capesize	2010	179,259
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Azimuth	Capesize	2011	179,165
Navios Altamira	Capesize	2011	179,169

Owned vessels to be delivered

Vessels	Type	Date	DWT
Navios Centaurus	Panamax	03/2012	81,600
Navios Avior	Panamax	05/2012	81,600

Options to Acquire Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H1/2014	82,000
Navios TBN	Panamax	H1/2014	82,000

Long-Term Fleet. In addition to the 31 owned vessels, Navios Holdings controls a fleet of eight Capesize, 11 Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters, having an average age of approximately 4.8 years. Of the 26 chartered-in vessels, 16 are currently in operation and 10 are scheduled for delivery at various times through December 2013, as set forth in the following table:

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Orion	Panamax	2005	76,602	No
Navios Titan	Panamax	2005	82,936	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Torm Antwerp	Panamax	2008	75,250	Yes
Golden Heiwa	Panamax	2007	76,662	No
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
Phoenix Beauty	Capesize	2010	169,150	No
King Ore	Capesize	2010	176,800	No

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Purchase Option		Deadweight (in metric tons)
Navios Lyra	Handysize	09/2012	Yes	(2)	34,718
Navios Obeliks	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios Oriana	Ultra Handymax	05/2012	Yes		61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	07/2013	Yes	(2)	80,500
Navios TBN	Panamax	09/2013	Yes	(2)	80,500
Navios TBN	Panamax	11/2013	Yes	(2)	80,500

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on each vessel is held by Navios Holdings.

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

Exercise of Vessel Purchase Options

As of December 31, 2011, Navios Holdings executed purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered at various dates from November 30, 2005 until February 21, 2011. The rights to the Navios Fantastiks were sold to Navios Partners on November 15, 2007, while the Navios Hope was sold to Navios Partners on July 1, 2008. Navios Holdings currently has options to acquire five of the 16 chartered-in vessels currently in operation and all of the 10 long-term chartered-in vessels on order (on four of the ten purchase options Navios Holdings holds a 50% initial purchase option).

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

Technical Ship Management: The technical management of Navios Holdings’ owned vessels is conducted out of its Piraeus, Greece office. Navios Holdings provides, through its subsidiaries, Navios ShipManagement Inc. and Navios Tankers Management Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’ and Navios Acquisition’s vessels under the terms of the management agreements between the parties. Based in Piraeus, Greece, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels in Japan and Korea to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.

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

•

Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high credit quality collateralized corporations and financial institutions. Most importantly, Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. We have insured our charter-out contracts through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance).

•

Interest Rate Risk. Navios Holdings uses from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See Note 12 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2011, included elsewhere in this document. See also item 11 “Quantitative and Qualitative Disclosure about Market Risks — Interest Rate Risk.”

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

Customers

Drybulk Vessel Operations

The international drybulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government- owned entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as Oldendorff Carriers GmbH & Co, Cargill International SA, COSCO Bulk Carriers Ltd., Hanjin Shipping Corporation,

Mitsui O.S.K. Lines Ltd., GIIC, Sabic, C. Transport, Global Maritime Investments and Mansel Ltd, . For the years ended December 31, 2011 and 2010, none of the customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue.

Logistics Business Operations

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its customers through its port terminal, river barge and coastal cabotage operations. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

Navios Logistics has a diverse customer base including global petroleum, agricultural and mining companies. Its customers include affiliates of Archer Daniels Midland Company (“ADM”), Bunge Limited (“Bunge”), Cargill, Incorporated (“Cargill”), Exxon Mobil Corporation (“Esso”), Glencore International AG (“Glencore”), Louis Dreyfus SAS (“Louis Dreyfus”), Petroleo Brasilero S.A. (“Petrobras”), Petropar SA (“Petropar”) (the national oil company of Paraguay), Repsol YPF S.A. (“Repsol”), Royal Dutch Shell plc (“Shell”), and Vale S.A. (“Vale”).

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logitics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the year ended December 31, 2011, three customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10% of Navios Logistics’ revenues, respectively. For the year ended December 31, 2010, one customer, Petrobras accounted for 17.5% of Navios Logistics’ revenues. No other customer accounted for more than 10% of our revenues during the year ended December 31, 2010. For the year ended December 31, 2009, one customer accounted for 10.2% of our revenues.

Tanker Vessel Operations

Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. Navios Acquisition’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. Navios Acquisition provides seaborne shipping services under charters with customers that Navios Acquisition believes are creditworthy. Currently, Navios Acquisition’s major customers are: Shell, Dalian Ocean Shipping Company (“Dosco”), Sinochem, Formosa, Petrochemical Corporation and SK Shipping Company Limited. For the year ended December 31, 2010, five customers accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9% of the Navios Acquisition’s revenue. There were no customers in the corresponding 2009 period as the company was in the development stage.

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc. Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE and the Tanker Management and Self Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:

•	terminal use, which clears a vessel to call at one of the oil major’s terminals;

•	voyage charter, which clears the vessel for a single voyage; and

•	period charter, which clears the vessel for use for an extended period of time.

The depth and complexity of each of these levels of assessment varies. The charter agreements for tanker vessels require that the applicable vessel have a valid SIRE report (less than six months old) in the OCIMF website as recommended by OCIMF. In addition, under the terms of the charter agreements, the charterers require that tanker vessels and their technical managers be vetted and approved to transport crude oil by multiple oil majors.

Competition

The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,650 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 9,000 vessels, aggregating approximately 613 million dwt as of December 31, 2011. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 20 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

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

Navios Acquisition

The market for international seaborne crude oil and refined petroleum products transportation services is fragmented and highly competitive. Such transportation services generally are provided by two main types of operators: major oil company captive fleets (both private and state-owned) and independent ship owner fleets. In addition, several owners and operators pool their vessels together on an ongoing basis, and such pools are available to customers to the same extent as independently owned and operated fleets. Many major oil companies and other oil trading companies also operate their own vessels and use such vessels not only to transport their own crude oil and refined petroleum products but also to transport crude oil for third party charterers in direct competition with independent owners and operators in the tanker charter market. Competition for charters is intense and is based upon price, location, size, age, condition and acceptability of the vessel and its manager. Due in part to the fragmented tanker market, competitors with greater resources could enter the tanker market and operate larger fleets through acquisitions or consolidations and may be willing or able to accept lower prices than Navios Acquisition, which could result in achieving lower revenues from its vessels.

Navios Logistics

Navios Logistics is one of the largest logistics providers in the Hidrovia region of South America. Navios Logistics believes its ownership of river ports, including its port terminal in Uruguay that provides access to the ocean, allows it to offer a logistics solution superior to its competitors that also operate barges and pushboats. Navios Logistics also competes based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios Logistics. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, Navios Logistics is an independent service provider in the market for transits. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur in Nueva Palmira, neither of which has storage, and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of Navios Logistics’ port.

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which Navios Logistics’ vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of Navios Logistics’ customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas.

Navios Logistics believes that its ability to combine its ports in Uruguay and Paraguay with its versatile fleet of barges, pushboats and tankers to offer integrated, end-to-end logistics solutions for both its dry and liquid customers seeking to transport mineral and grain commodities and liquid cargoes through the Hidrovia region has allowed Navios Logistics to differentiate its business and offer superior services compared to its competitors.

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

International environmental regulations: The International Maritime Organization (“IMO”) has adopted a number of international conventions concerned with ship safety and with preventing, reducing or controlling pollution from ships. These fall into two main categories, consisting firstly of those concerned generally with ship safety standards, and secondly of those specifically concerned with measures to prevent pollution.

Ship safety regulation: In the former category, the primary international instrument is the Safety of Life at Sea Convention of 1974, as amended (“SOLAS”), together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and comes into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

Another amendment of SOLAS, made after the terrorist attacks in the United States on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (ISPS Code).

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, Navios ShipManagement voluntarily implements and maintains certifications pursuant to the International Organization for Standardization (“ISO”), for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

International regulations to prevent pollution from ships: In the second main category of international regulation, the primary instrument is the International Convention for the Prevention of Pollution from Ships (“MARPOL”), which imposes environmental standards on the shipping industry set out in Annexes I-VI of MARPOL. These contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions (Annex VI).

These regulations have been and continue to be regularly amended as new and higher standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on sulphur emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with an effective date of January 1, 2011, then progressively reducing the cap to 0.50%, with an effective date of January 1, 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. It is expected that waters off the North American coast will be established as an ECA, where NOx, SOx and particulate matter emissions will be regulated, from August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, with an effective date of January 1, 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% starting July 2010 and 0.1% starting January 1, 2015), as well as nitrogen oxide after-treatment requirements that will become applicable to the Baltic and North Sea ECAs in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

International ballast water requirements: In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations require a ballast water management plan and a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits. The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by governments that are members of the Convention for it to take force. However, as of February 29, 2012, the Convention has been ratified by 33 states representing 26.5% of the global merchant shipping fleet’s tonnage, and its entry into force with attendant compliance costs may therefore be anticipated in the foreseeable future.

European environmental regulations: European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the timetable for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the timetable for their introduction, it has been prepared to legislate on a unilateral basis. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts on grounds which the international maritime community has found hard to understand. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in 2012. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency (“EPA”) in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

International laws governing civil liability for pollution: Several international conventions impose and limit pollution liability relating to both our drybulk vessels, and the tanker vessels held by our subsidiary, Navios Logistics. The U.S., however, is not a party to these liability conventions and is instead subject to the oil liability provisions of OPA discussed below.

An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the Civil Liability Convention 1992 (CLC), is subject under that convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from her cargo or from her bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such a cargo, but is in ballast. The CLC applies in over 100 states around the world, but it does not apply in the United States of America, where the corresponding liability laws such as the OPA are particularly stringent.

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

Vessels not covered by the CLC, including drybulk tankers, are subject to the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). The Bunker Convention was adopted by the IMO in 2001 and imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, (the “1976 Convention”), discussed below. The Bunker Convention entered into force on November 21, 2008 and as of February 29, 2012 it was in effect in 64 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

U.S. federal legislation, including notably the OPA establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from drybulk vessels as well as cargo or bunker oil spills from tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”), amended the OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. The OPA had currently limited liability of responsible parties to the greater of $1,000 per gross ton or $0.9 million per containership that is over 300 gross tons (subject to periodic adjustment for inflation). These amounts are periodically adjusted.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or wilful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities. In addition to potential liability under the OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. The OPA specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act (the “CERCLA”), which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue. For vessels carrying hazardous substances as cargo or residue, the limit of liability is $300 per gross ton or $5.0 million, whichever is greater. Under both these provisions liability is unlimited if the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations.

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

The OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under the OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $1,300 per gross ton, which includes the OPA limitation on liability of $1,000 per gross ton. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. These limits are periodically revised.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not formally adopt legislation that would amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. The bill did not seek to change the OPA liability limits applicable to vessels. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

Under the OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under the OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with the OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations, have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

The United States Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels.) In November 2011, the EPA issued a revised draft VGP that is expected to go into effect in 2013. This new VGP will impose a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow states to place additional conditions on use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”), requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which take effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

We intend to comply with all applicable U.S. state and federal regulations in the ports where our vessels call.

Security Regulations: Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Marine Transportation Security Act of 2002 (the “MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the United States Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect on July 1, 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels had on board, by July 1, 2004, a valid International Ship Security Certificate that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. The vessels in our fleet have on board valid International Ship Security Certificates and, therefore, are exempt from obtaining U.S. Coast Guard approved MTSA security plans.

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

Protection and Indemnity Insurance: Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, which cover Navios Holdings’ third-party liabilities in connection with the operation of its ships. This includes third-party liability and other related expenses of injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations.

Our protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $8.0 million of every claim. In every claim the amount in excess of $8.0 million and up to $60.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $60.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1 billion in excess of $2.06 billion, or $3.06 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event relating to any one vessel with a sub-limit of $2.0 billion for passengers.

As a member of a P&I Association that is a member of the International Group, we will be subject to calls payable to the associations based on its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, Navios Holdings purchases war loss of hire insurance to cover up to 270 days of detention/loss of time.

Credit Risk Insurance: Our charter-out contracts have been insured through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance).

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

On November 30, 2006, we received notification that one of our FFA trading counterparties filed for bankruptcy in Canada. Our exposure to such counterparty was estimated to be approximately $7.7 million. While the recovery we may obtain in any liquidation proceeding cannot be presently estimated, based on management’s current expectations and assumptions, we provided for $5.4 million in our 2006 financial statements, $0.5 million additional provision in our 2008 financial statements and $0.3 million in our 2009 financial statements. On or prior to December 31, 2011, we had recovered an amount of $1.6 million. The remaining balance as at December 31, 2011 was $0.2 million. No further information has developed since then which would change our expectations and assumptions either to increase or decrease the provision. However, we do not believe that this will have a material impact on our liquidity, or on our ability to make payments of principal and interest or otherwise service our debt.

In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Holdings has reviewed the matter in concert with the credit default insurers, as five vessels of its core fleet are chartered out to KLC. The contracts for these vessels have been temporarily suspended and the vessels have been rechartered to third parties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charters or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings.

On November 24 2011, Navios Holdings received and will retain in total 11,413 shares of KLC for three of its vessels, as compensation for the claims filed under the Korean court.

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

As of December 31, 2011, with respect to shore-side employees, Navios Holdings and its subsidiaries employ 118 employees in its Piraeus, Greece office, 13 employees in its New York, New York office and 9 employees in its Antwerp, Belgium office. Navios Logistics employs 41 employees in its Asuncion, Paraguay offices, with 99 employees at the port facility in San Antonio, Paraguay, 138 employees in the Buenos Aires, Argentina office, eight employees in its Montevideo, Uruguay office, with an additional 130 employees at the port facility in Nueva Palmira, Uruguay, and 15 employees at Hidronave S.A.’s Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates currently lease the following properties:

•	Navios ShipManagement Inc. and Navios Corporation lease approximately 3,882.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019.

•	On July 1, 2010, Kleimar N.V. entered into a contract for the lease of approximately 632 square meters for its offices, pursuant to a lease that expires in 2019.

•

Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets a portion of the 34th floor in the building and located at 825 Third Avenue, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed on October 29, 2010 and expiring in 2019.

Navios Logistics and its subsidiaries currently lease the following premises:

•

CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on September 27, 1956 approved a lease agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended in many occasions—incorporating new plots of land—until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at our request. CNSA pays an annual fee of $0.2 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped. CNSA has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if CNSA breaches the terms of the agreement, or labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement.

•	CNSA also leases approximately 205 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile — Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in November 2012.

•	Mercopar S.A. leases approximately 220 square meters of space at Ygatimy 459 casi 14 de Mayo, Asuncion, Paraguay, pursuant to a lease that expires in July 2012.

•	Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2014.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2012.

•

Hidronave S.A. leases approximately 650 square meters next to the river Paraguay at Lodario, Barrio Ponto, Mato Grosso 801, Brazil, pursuant to a lease agreement that expires in April 2012 with an option to extend for 24 additional months.

•

Navegacion Guarani S.A. leases approximately 482 square meters of land and a small warehouse next to the river Paraguay in the San Miguel district of Asuncisn over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2013.

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2016.

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

Petrovia Internacional S.A. owns two plots of land in Nueva Palmira, Uruguay, of approximately 29 acres each and one of 23 acres.

C. Organizational structure

Navios Holdings maintains offices in Piraeus, Greece, New York, New York and Antwerp, Belgium. Navios Holdings’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly owned subsidiaries, while the operation and technical management of Navios Holdings’ owned vessels are conducted through wholly owned subsidiaries of Navios Maritime Holdings Inc. Navios Logistics maintains offices in Buenos Aires, Argentina, Asuncion, Paraguay, Montevideo, Uruguay and Corumba, Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and pushboats through its wholly owned subsidiaries. Navios Logistics also owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrolera San Antonio S.A.

As of December 31, 2011, Navios Holdings owned (a) 63.8% of Navios Logistics following the acquisition of Horamar, the partial sale of CNSA in January 2008 and the release of the remaining shares that were held in escrow. All of Navios Holdings’ subsidiaries are wholly owned, except for Navios Logistics and its subsidiaries. Navios Acquisition was a consolidated subsidiary from May 28, 2010 until its deconsolidation on March 30, 2011. On and after March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered in substance common stock for accounting purposes. As of December 31, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. The chart below sets forth Navios Holdings’ corporate structure as of December 31, 2011 (all corporations are domiciled in the Republic of the Marshall Islands except for Acropolis, Shikhar Ventures S.A., Faith Marine Ltd. and Sizzling Ventures Inc., which are Liberian corporations, Hestia Shipping Ltd. and Nav Holdings Limited, which are Maltese corporations, Kleimar, which is a Belgian corporation, Bulkinvest S.A., which is a Luxembourg corporation, White Narcissus Marine S.A., which is a Panamanian corporation, Navios Maritime Finance (US) Inc. and Navios Maritime Finance II (US) Inc., which are Delaware corporations, Navios Logistics’ subsidiaries, which are incorporated in Uruguay, Argentina, Paraguay, Brazil, Marshall Islands and Panama and Navios Acquisition’s subsidiaries, which are incorporated in Cayman Islands, Hong Kong, British Virgin ls., Marshall Islands and Delaware:

Subsidiaries included in the consolidation:

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2011	2010	2009
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	3/23 – 12/31	—
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	3/24 – 12/31	—
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 1/7	1/1 – 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 – 6/10
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	—	3/18 – 5/27	—
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Andros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Antiparos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2011	2010	2009
Ikaria Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Kos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Mytilene Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Skiathos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Syros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 –5/27	—
Sifnos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 –5/27	—
Thera Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Crete Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Rhodes Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Tinos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 –5/27	—
Portorosa Marine Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 3/17	1/1 – 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 –12/31	1/1 – 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 5/19	1/1 – 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 –5/18	1/1 – 12/31	1/1 – 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14 – 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 11/14	6/11-12/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/11 – 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/11-12/31
Customized Development S.A.	Vessel Owning Company	100%	Liberia	—	1/1 – 11/14	6/22-12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/14 – 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/22-12/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 5/18	1/1 – 12/31	7/14 – 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	2/16 – 12/31	—
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 – 12/31	5/19 – 12/31	—
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 – 12/31	1/1 – 12/31	10/20-12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/12 – 12/31	—	—
Solange Shipping Ltd.(1)	Vessel Owning Company	100%	Marshall Is.	5/16 – 12/31	—	—
Tulsi Shipmanagement Co. (2)	Vessel Owning Company	100%	Marshall Is.	4/20 – 12/31	—	—
Cinthara Shipping Ltd. (2)	Vessel Owning Company	100%	Marshall Is.	4/28 – 12/31	—	—
Rawlin Services Co. (2)	Vessel Owning Company	100%	Marshall Is.	5/3 – 12/31	—	—
Mauve International S.A. (2)	Vessel Owning Company	100%	Marshall Is.	5/16 – 12/31	—	—
Mandora Shipping Ltd (1)	Vessel Owning Company	100%	Marshall Is.	10/17 – 12/31	—	—

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2011	2010	2009
Navios Maritime Acquisition Corporation and Subsidiaries (5):
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	1/1 – 3/30	5/28 – 12/31	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Andros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Antiparos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Ikaria Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Kos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Mytilene Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Skiathos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Syros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1– 3/30	5/28 – 12/31	—
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1– 3/30	5/28 – 12/31	—
Sifnos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 – 3/30	5/28 – 12/31	—
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1 – 3/30	5/28 – 12/31	—
Thera Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 – 3/30	5/28 – 12/31	—
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 – 3/30	9/10 – 12/31	—
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 – 3/30	9/10 – 12/31	—
Shinyo Kieran Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1 – 3/30	9/10 – 12/31	—
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 – 3/30	9/10 – 12/31	—
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 – 3/30	9/10 – 12/31	—
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	1/1 – 3/30	9/10 – 12/31	—
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1 – 3/30	9/10 – 12/31	—
Crete Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 – 3/30	5/28 – 12/31	—
Rhodes Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 – 3/30	5/28 – 12/31	—
Tinos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 – 3/30	5/28 – 12/31	—
Folegandros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 – 3/30	10/26 – 12/31	—
Navios Acquisition Finance (US) Inc.	Operating Company	53.7%	Delaware	1/1 – 3/30	10/05 – 12/31	—
Serifos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1 – 3/30	10/26 – 12/31	—

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2011	2010	2009
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Compania Naviera Horamar S.A.	Vessel Operating Management Company	63.8%	Argentina	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Compania de Transporte Fluvial International S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Thalassa Energy S.A.	Barge Owning Company	39.9%	Argentina	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Tankers Inc.	Tanker Owning Company	32.5%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Navigation Inc.	Tanker Owning Company	32.5%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Shipping Ltd. Inc.	Tanker Owning Company	39.9%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS South Inc.	Tanker Owning Company	39.9%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
Mercopar Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Nagusa Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Hidrovia OSR Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/ Tanker Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrovia S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 1/21
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrolera San Antonio S.A.	Port Facility Operating Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Flota Mercante Paraguaya S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 2/13
Compania de Transporte Fluvial S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 2/13
Hidrogas S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 1/21
Stability Oceanways S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hidronave South American Logistics S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 – 12/31	1/1 – 12/31	1/11 – 12/31
Navarra Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 – 12/31	4/1 – 12/31	—
Pelayo Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 – 12/31	4/1 – 12/31	—
Varena Maritime Services S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	4/14 – 12/31	—	—
Navios Logistics Finance (US) Inc.	Operating Company	100%	Delaware	1/16 – 12/31	—	—

(1)	Each company has the rights over a shipbuilding contract of a bulk carrier vessel.
(2)	Each company has the option over a shipbuilding contract of a bulk carrier vessel.
(3)	These companies were sold on December 10, 2009 to independent third parties.
(4)	During 2009, these companies were merged into other existing Paraguayan shipping companies within the Navios Logistics group.
(5)	As of March 30, 2011, following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered in substance common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method, for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2011 was 17.22%, which did not include the ownership of 5,601,920 common units received in relation to the sale of several vessels to Navios Partners because these are considered available-for-sale securities), (ii) Navios Acquisition and its subsidiaries (ownership interest as of December 31, 2011 was 53.96%) and (iii) Acropolis Chartering and Shipping Inc. (ownership interest as of December 31, 2011 was 50%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2011, 2010 and 2009. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for the years mentioned above which are included in this document.

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

Overview

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet, Navios Acquisitions’ fleet and Navios Partners’ fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management of the owned fleet, Navios Partners’ and Navios Acquisitions’ fleet including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

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

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar for a cash consideration of $165.6 million (excluding direct acquisition costs), subject to certain adjustments. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize, Panamax and Handymax vessels used in the transportation of cargoes and has an extensive COA business.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners. Navios Partners is an affiliate and not consolidated under Navios Holdings.

Navios Logistics

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products and a diverse fleet, consisting of vessels, barges and pushboats.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed (i) $112.2 million in cash; and (ii) the authorized capital stock of its wholly owned subsidiary Corporation Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% (or 67.2% excluding contingent consideration) of its outstanding stock. Navios Logistics acquired all ownership interests in Horamar in exchange for (i) $112.2 million in cash, of which $5.0 million was kept in escrow, payable upon the attainment of certain EBITDA targets during specified periods through December 2008 (the “EBITDA Adjustment”); and (ii) the issuance of 7,235 shares of Navios Logistics representing 36.2% (or 32.8% excluding contingent consideration) of Navios Logistics’ outstanding stock, of which 1,007 shares were held in escrow pending attainment of certain EBITDA targets. In November 2008, $2.5 million in cash and 503 shares were released from escrow when Horamar achieved the interim EBITDA target.

On June 17, 2010, $2.5 million in cash and the 504 shares remaining in escrow were released from escrow to the former shareholders of Horamar upon the achievement of the EBITDA target threshold. Navios Holdings currently owns 63.8% of Navios Logistics.

Navios Acquisition

Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

On July 1, 2008, Navios Holdings completed the IPO of its former subsidiary, Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253.0 million. Simultaneously with the completion of the IPO, the Company purchased private placement warrants of Navios Acquisition for an aggregate purchase price of $7.6 million (“Private Placement Warrants”). Prior to the IPO, Navios Holdings had purchased 8,625,000 units (“Sponsor Units”) for a total consideration of $25,000, of which an aggregate of 290,000 units were transferred to the Company’s officers and directors and an aggregate of 2,300,000 Sponsor Units were returned to Navios Acquisition and cancelled upon receipt. Each unit consisted of one share of Navios Acquisition’s common stock and one warrant (“Sponsor Warrants,” together with the “Private Placement Warrants,” the “Navios Acquisition Warrants”). Navios Acquisition, at the time, was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) for an aggregate purchase price of $457.7 million, of which $128.7 million was paid from existing cash and the $329.0 million balance was paid with existing and new financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

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

Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63.2 million in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing.

As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares, or 57.3%, of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

Upon obtaining control of Navios Acquisition, the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17.7 million recorded in the statements of income under “Gain on change in control” and a gain of $5.9 million recorded in the statement of income under “Gain on derivatives”, respectively. Noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, which amounted to $60.5 million. Goodwill amounting to $13.1 million was recognized representing the residual between the sum of Navios Holdings’ investment amounting to $95.2 million and the recognition of noncontrolling interest of $60.5 million less the fair value of Navios Acquisition’s net assets amounting to $142.6 million on May 28, 2010.

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

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition (the “Navios Acquisition Share Exchange”) pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30.5 million. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings ceased to control a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered an affiliate entity of Navios Holdings and not a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in-substance, common stock for accounting purposes.

On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair value of the common stock and Series C preferred stock that were held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.

On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) for periods up to 12 years at inception to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).

In 2008 and 2009, this policy had the effect of generating Time Charter Equivalents (“TCE”) that, while high by the average historical levels of the drybulk freight market over the last 30 years, were below those which could have been earned had the Navios Holdings’ fleet been operated purely on short-term and/or spot employment. In 2010 and in 2011, this chartering policy had the effect of generating TCE that were higher than spot employment.

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charter or COAs) was $10,606 per day for the year ended December 31, 2011. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet and any purchase options that are currently in the money. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.

Navios Holdings currently owns 63.8% of Navios Logistics. Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics would be adversely affected.

As of December 31, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. Navios Acquisition strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. Navios Acquisition believes that the Navios brand will allow is to take advantage of increasing global environmental concerns that have created a demand in the petroleum products/crude oil seaborne transportation industry for vessels and operators that are able to conform to the stringent environmental standards currently being imposed throughout the world.

Fleet Development

The following is the current “core fleet” employment profile (excluding Navios Logistics and Navios Acquisition), including the newbuilds to be delivered. The current “core fleet” consists of 57 vessels totaling 5.8 million deadweight tons. The employment profile of the fleet as of March 26, 2012 is reflected in the tables below. The 45 vessels in current operation aggregate approximately 4.8 million deadweight tons and have an average age of 5.4 years. Navios Holdings has currently fixed 83.7%, 42.6% and 24.9% the 2012, 2013 and 2014 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $270.8 million, $181.0 million and $122.6 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill COAs) is $22,860, $29,115 and $31,631 for 2012, 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels, which are utilized to fulfil COAs) for 2012 is $12,783.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate(1)		Profit Share(5)	Expiration Date(2)
Navios Serenity	Handysize	2011	34,718	10,616		No	07/28/2012
Navios Ionian	Ultra Handymax	2000	52,067	13,726		No	09/17/2012
Navios Celestial	Ultra Handymax	2009	58,063	12,350		No	04/18/2012
Navios Vector	Ultra Handymax	2002	50,296	10,830		No	05/28/2012
Navios Horizon	Ultra Handymax	2001	50,346	9,025		No	04/17/2012
Navios Herakles	Ultra Handymax	2001	52,061	11,400		No	04/03/2013
Navios Achilles	Ultra Handymax	2001	52,063	25,521	(7)	65%/$20,000 after March 2012	11/17/2013
Navios Meridian	Ultra Handymax	2002	50,316	8,531		No	04/03/2012
Navios Mercator	Ultra Handymax	2002	53,553	29,783	(7)	65%/$20,000 after March 2012	01/12/2015
Navios Arc	Ultra Handymax	2003	53,514	9,975		No	07/10/2012
Navios Hios	Ultra Handymax	2003	55,180	10,925		No	03/15/2013
Navios Kypros	Ultra Handymax	2003	55,222	20,778		50%/$19,000	01/28/2014
Navios Ulysses	Ultra Handymax	2007	55,728	31,281		No	10/12/2013
Navios Vega	Ultra Handymax	2009	58,792	15,751		No	05/23/2013
Navios Astra	Ultra Handymax	2006	53,468	12,825		No	11/18/2012
Navios Magellan	Panamax	2000	74,333	7,600		No	04/17/2012
				10,925			04/12/2013
Navios Star	Panamax	2002	76,662	16,958		No	12/04/2012
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	52,345	(7)	50%/$32,000 after March 2012	05/24/2014
Navios Lumen	Capesize	2009	180,661	39,830	(6)	Yes	12/10/2012
				43,193	(6)	Yes	12/10/2013
				42,690	(6)	Yes	12/10/2016
				39,305	(6)	Yes	12/10/2017
Navios Stellar	Capesize	2009	169,001	36,974	(9)	No	12/22/2016
Navios Phoenix	Capesize	2009	180,242	17,005		No	11/25/2012	(8)
Navios Antares	Capesize	2010	169,059	37,590	(9)	No	01/19/2015
				45,875	(9)	No	01/19/2018
Navios Buena Ventura	Capesize	2010	179,259	29,356		50%/$38,500	10/28/2020
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	27,888	(7)	50%/$32,000 after March 2012	12/16/2013
				25,025	(7)		07/17/2022
Navios Altamira	Capesize	2011	179,165	24,674		No	01/18/2021
Navios Azimuth	Capesize	2011	179,169	26,469	(7)	50%/$34,500 after March 2012	09/14/2022

Owned Vessels to be Delivered

Vessels	Type	Date	DWT	Charter- out Rate(1)(10)
Navios Centaurus	Panamax	03/2012	81,600	12,825
Navios Avior	Panamax	05/2012	81,600	12,716

Options to Acquire Vessels

Vessels	Type	Delivery Date	DWT
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H2/2013	82,000
Navios TBN	Panamax	H1/2014	82,000
Navios TBN	Panamax	H1/2014	82,000

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(3)	Charter- out Rate(1)	Expiration Date(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes	13,300	10/07/2012
Navios Armonia	Ultra Handymax	2008	55,100	No	11,875	10/21/2012
Navios Apollon	Ultra Handymax	2000	52,073	No	(11)	04/06/2012
Navios Orion	Panamax	2005	76,602	No	49,400	12/14/2012
Navios Titan	Panamax	2005	82,936	No	19,000	11/09/2012
Navios Altair	Panamax	2006	83,001	No	13,063	09/05/2012
Navios Esperanza	Panamax	2007	75,356	No	14,513	02/19/2013
Navios Marco Polo	Panamax	2011	80,647	Yes	11,875	01/09/2013
Navios Koyo	Capesize	2011	181,415	Yes	17,005	01/30/2013
Torm Antwerp	Panamax	2008	75,250	Yes		—
Golden Heiwa	Panamax	2007	76,662	No		—
Beaufiks	Capesize	2004	180,310	Yes		—
Rubena N	Capesize	2006	203,233	No		—
SC Lotta	Capesize	2009	169,056	No		—
Phoenix Beauty	Capesize	2010	169,150	No		—
King Ore	Capesize	2010	176,800	No		—

Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option		DWT
Navios Lyra	Handysize	09/2012	Yes	(4)	34,718
Navios Obeliks	Capesize	07/2012	Yes		180,000
Navios TBN	Capesize	12/2013	Yes		180,000
Navios Oriana	Ultra Handymax	05/2012	Yes		61,000
Navios TBN	Ultra Handymax	05/2013	Yes		61,000
Navios TBN	Ultra Handymax	10/2013	Yes		61,000
Navios TBN	Panamax	01/2013	Yes		82,100
Navios TBN	Panamax	07/2013	Yes	(4)	80,500
Navios TBN	Panamax	09/2013	Yes	(4)	80,500
Navios TBN	Panamax	11/2013	Yes	(4)	80,500

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on each vessel.
(5)	Profit share based on applicable Baltic TC Average exceeding $/day rates listed.
(6)	Year eight optional (option to Navios Holdings) included in the table above. Profit sharing is 100% to Navios Holdings until net daily rate of $44,850 and becomes 50/50 thereafter.
(7)	Amount represents daily net rate of insurance proceeds following the default of the original charterer. The contracts for these vessels have been temporarily suspended and the vessels have been re-chartered to third parties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of our insurers are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charterer or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by the original charterer in respect of the employment of the vessels in the corporate rehabilitation proceedings.
(8)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.
(9)	Amount represents daily rate of insurance proceeds following the default of the original charterer. These vessels have been rechartered to third parties for variable charter periods. Obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under these contracts and the applicable deductibles under the insurance policy.
(10)	The charter period is two years from delivery of each vessel.
(11)	Currently performing repositioning voyage.

Recent Developments

On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A., a subsidiary of Navios Holdings, finalized the documentation of the $40.0 million revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points. The loan is initially repayable 12 months after drawdown with extension options available.

On March 23, 2012, Navios Holdings entered into a facility agreement with DVB BANK SE for an amount of up to $42.0 million in two tranches in order to finance the acquisition of Navios Serenity and to refinance the Navios Astra loan facility. These two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, each. The loan will be repayable in 32 quarterly instalments of $0.6 million, with a final balloon payment of $21.2 million on the last repayment date. On March 26, 2012, the amount drawn under this facility was $26.0 million.

On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 34,718 dwt Handysize vessel and former long-term chartered-in vessel in operation. The Navios Serenity’s acquisition price was $26.0 million.

Dividend Policy

On February 20, 2012, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2011 of $0.06 per share of common stock. This dividend is payable on April 12, 2012 to stockholders of record on March 22, 2012. The declaration and payment of any further dividend remains subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities, debt obligations and restrictions under its credit agreements.

Changes in Capital Structure

Issuance and Forfeitures of Common Stock: During the year ended December 31, 2011, 8,869 shares of restricted common stock were forfeited upon termination of employment. In addition, on March 1, March 2, March 7, 2011 and June 23, 2011, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

On December 5, 2011, pursuant to the stock plan approved by the Board of Directors. Navios Holdings issued to its employees 784,273 shares of restricted common stock, 29,000 restricted stock units and 1,344,353 stock options.

During the year ended December 31, 2011, 15,264 restricted stock units, that were issued to the Company’s employees in 2009 and 2010 vested and 1,997 restricted shares of common stock were surrendered.

Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million. There were no shares repurchased during the year ended December 31, 2010 and 331,900 shares were repurchased under this program during the year ended December 31, 2009 for a total consideration of $0.7 million.

Following the issuances, repurchases and cancellations of the shares described above, as of December 31, 2011, Navios Holdings had 102,409,364 shares of common stock and 8,479 shares of preferred stock outstanding.

Navios Partners

The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2011 of $0.44 per unit. On February 14, 2012, Navios Holdings received an amount of $6.7 million, representing the cash distribution from Navios Partners for the fourth quarter of 2011.

Dividends received during the year ended December 31, 2011, 2010 and 2009 were $25.6 million, $21.2 million and $18.1 million, respectively.

Navios Acquisition

On January 5, 2012, Navios Holdings received an amount of $1.3 million, equal to a dividend of $0.05 per common share, representing the cash distribution from Navios Acquisition for the third quarter of 2011.

On February 13, 2012, the Board of Directors of Navios Acquisition declared a quarterly cash dividend in respect of the fourth quarter of 2011 of $0.05 per common share payable on April 5, 2012 to stockholders of record as of March 22, 2012.

Dividends received during the year ended December 31, 2011, 2010 and 2009 were $5.2 million, $0 and $0, respectively.

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

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls under its Core Fleet approximately 5.8 million dwt in drybulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

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

•

TCE: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. Navios Holdings includes the gains or losses on FFA in the determination of TCE rates as neither voyage and time charter revenues nor gains or losses on FFA are evaluated in isolation. Rather, the two are evaluated together to determine total earnings per day. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

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

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business, obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, which consist of revenue from vessels operating on time charters and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE revenue also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned Core Fleet is 5.7 years. However as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, COAs, and FFAs

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.

Navios Holdings enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts.

As of December 31, 2011, 2010 and 2009, none of our FFAs qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded through the statement of operations.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through NOS ASA, a Norwegian clearing house, and LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.

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

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments from which it derives its revenues, Drybulk Vessel Operations and Logistics Business, and previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment, the Logistics Business segment. The Logistics Business segment consists of our port terminal business, barge business and cabotage business in the Hidrovia region of South America. Also, following the formation of Navios Acquisition and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels. Navios Holdings measures segment performance based on net income.

For further segment information, please see Note 20 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2011 compared to the year ended December 31, 2010

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2011 and 2010 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2011 and 2010.

(In thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenue	$689,355	$679,918
Time charter, voyage and logistics business expenses	(273,312)	(285,742)
Direct vessel expenses	(117,269)	(97,925)
General and administrative expenses	(52,852)	(58,604)
Depreciation and amortization	(107,395)	(101,793)
Provision for losses on accounts receivable	(239)	(4,660)
Interest income from investments in finance leases	—	877
Interest income	4,120	3,642
Interest expense and finance cost, net	(107,181)	(106,022)
(Loss)/ gain on derivatives	(165)	4,064
Gain on sale of assets	38,822	55,432
(Loss)/gain on change in control	(35,325)	17,742
Loss on bond extinguishment	(21,199)	—
Other income	1,660	9,472
Other expense	(12,990)	(11,303)

Income before equity in net earnings of affiliated companies	$6,030	$105,098
Equity in net earnings of affiliated companies	35,246	40,585

Income before taxes	$41,276	$145,683

Income tax benefit/(expense)	56	(414)

Net income	$41,332	$145,269
Less: Net (income)/loss attributable to the noncontrolling interest	(506)	488
Preferred stock dividends of subsidiary	(27)	—
Preferred stock dividends attributable to the noncontrolling interest	12	—

Net income attributable to Navios Holdings common stockholders	$40,811	$145,757

Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Acquisition and Navios Logistics) for each of the years ended December 31, 2011 and 2010 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year ended December 31,
	2011	2010
FLEET DATA
Available days	16,423	15,918
Operating days	16,201	15,841
Fleet utilization	98.7%	99.5%
Equivalent vessels	45	44
AVERAGE DAILY RESULTS
Time Charter Equivalents	$23,064	$25,527

During the year ended December 31, 2011, there were 505 more available days as compared to 2010, due to an increase of 1,534 available days of the owned fleet following the delivery of newbuilding vessels at various times from the first quarter of 2010 until the first quarter of 2011.This increase was partially offset by a decrease of 1,029 days in short-term and long-term chartered in fleet available days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2011 was $23,064 per day, which was $2,463 per day lower than the rate achieved in 2010. This was due primarily to the decline in the freight market during 2011 as compared to the same period in 2010.

Revenue: Revenue from drybulk vessel operations for the year ended December 31, 2011 was $429.5 million, as compared to $458.4 million for the year ended December 31, 2010. The decrease in drybulk revenue was mainly attributable to: (i) a decrease in short-term charter-in and long-term chartered-in fleet available days by 275 days and 754 days, respectively, and (ii) a decrease in TCE per day by 9.7% to $23,064 per day during the year ended December 31, 2011, as compared to $25,527 per day during the year ended December 31, 2010. This decrease was partially offset by an increase in available days for owned vessels by 17.7% to 10,214 days during the year ended December 31, 2011 from 8,680 days during the year ended December 31, 2010.

Revenue from the logistics business was $234.7 million for the year ended December 31, 2011, as compared to $188.0 million for the year ended December 31, 2010. This increase was mainly attributable to: (i) the new vessels, the San San H (formerly known as Jiujiang) and the Stavroula, which commenced operations in October 2010 and March 2011, respectively; (ii) an increase in the volumes of iron ore transported; and (iii) an increase in the price of products sold. This overall increase was partially mitigated by a slight decrease in storage services in the liquid port terminal.

Following the Navios Acquisition Share Exchange, and the deconsolidation of Navios Acquisition on March 30, 2011, there was no revenue from tanker vessel operations from that date onwards. Revenue from tanker vessel operations for the year ended December 31, 2011 was $25.1 million. Following the delivery of a chemical tanker, the Nave Polaris, on January 27, 2011, Navios Acquisition had 874 available days and a TCE rate of $29,558. During the year ended December 31, 2010, revenue from tanker vessel operations was $33.5 million. Following the VLCC Acquisition and the acquisitions of the Colin Jacob in June 2010, the Ariadne Jacob in July 2010 and the Nave Cosmos in October 2010, Navios Acquisition had 1,104 available days at a TCE of $30,087 for the year ended December 31, 2010.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $12.4 million or 4.3% to $273.3 million for the year ended December 31, 2011, as compared to $285.7 million for the year ended December 31, 2010.

The time charter and voyage expenses from drybulk operations decreased by $38.4 million or 18.9% to $164.5 million for the year ended December 31, 2011, as compared to $202.9 million for the year ended December 31, 2010. This was primarily due to a decrease in the short-term and long-term chartered-in fleet activity (as discussed above).

Of the total amounts for the years ended December 31, 2011 and 2010, $108.4 million and $82.4 million, respectively, related to Navios Logistics. The increase in Navios Logistics was mainly due to (a) an increase in volume of iron ore transported; (b) an increase in the operating costs of the Navios Logistics port facilities in Uruguay and Paraguay; and (c) an increase in the price of products purchased.

Time charter and voyage expenses from tanker vessel operations for both the years ended December 31, 2011 and 2010 were $0.4 million.

Direct Vessel Expenses: Direct vessel expenses increased by $19.4 million or 19.8% to $117.3 million for the year ended December 31, 2011, as compared to $97.9 million for the year ended December 31, 2010. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations increased by $8.2 million or 21.9% to $45.6 million for the year ended December 31, 2011, as compared to $37.4 million for the year ended December 31, 2010. The increase resulted primarily from an increase in available days for owned vessels by 17.7% to 10,214 days during the year ended December 31, 2011 from 8,680 days during the year ended December 31, 2010.

Of the total amounts for the years ended December 31, 2011 and 2010, $64.1 million and $50.8 million, respectively, related to Navios Logistics. The increase in Navios Logistics was mainly due to (a) additional operating expenses generated by the new vessels, the Stavroula and the San San H (formerly known as the Jiujiang), which commenced operations in October 2010 and March 2011, respectively; and (b) an increase in crew costs and repairs and maintenance costs related to the barge business.

Direct vessel expenses from tanker vessel operations was $7.6 million for the year ended December 31, 2011, as compared to $9.7 million for the year ended December 31, 2010. This decrease was mainly due to the decrease in available days for owned vessels by 230 days to 874 days during the year ended December 31, 2011 from 1,104 days for the year ended December 31, 2010, which was the result of the deconsolidation of Navios Acquisition on March 30, 2011.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year ended December 31, 2011	Year ended December 31, 2010
Payroll and related costs (1)	$22,906	$17,826
Professional, legal and audit fees (1)	5,958	5,679
Navios Logistics (2)	13,662	12,210
Navios Acquisition	1,026	9,461
Other (1)	513	2,664

Sub-total	44,065	47,840

Credit risk insurance	8,787	10,764

General and administrative expenses	$52,852	$58,604

(1)	Excludes the logistics and tanker vessel businesses.
(2)	Excludes $0.4 million administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics.

The decrease in general and administrative expenses by $5.7 million or 9.7% to $52.9 million for the year ended December 31, 2011, as compared to $58.6 million for the year ended December 31, 2010, was mainly attributable to (a) a $8.4 million decrease in general and administrative expenses due to deconsolidation of Navios Acquisition; (b) a $2.2 million decrease in other general and administrative expenses; and (c) a $2.0 million decrease in credit risk insurance fees. The overall decrease was partially offset by (a) a $5.1 million increase in payroll and other related costs consisting of a $3.3 million increase in payroll costs and a $1.8 million increase in stock plan expenses; (b) a $0.3 million increase in professional, legal and audit fees; and (c) a $1.5 million increase in general and administrative expenses attributable to the logistics business mainly due to an increase in salaries as a result of the increased number of employees, increased wages and the impact of foreign exchange rates.

Depreciation and Amortization: For the year ended December 31, 2011, depreciation and amortization increased by $5.6 million or 5.5% to $107.4 million, as compared to $101.8 million for the year ended December 31, 2010. The increase was primarily due to (a) an increase in depreciation of drybulk vessels by $8.6 million due to the increase in the number of the owned fleet vessels; and (b) an increase of $0.5 million attributable to the logistics business, mainly due to the additional depreciation of the cabotage business generated by the new vessels, the Stavroula and the San San H, which were delivered in July and June 2010, respectively. This increase was partially offset by (a) a $1.9 million decrease due to deconsolidation of Navios Acquisition; and (b) a decrease of $1.6 million in amortization of favorable and unfavorable leases.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2011, Navios Holdings provided $0.2 million for losses relating to receivables from FFA trading counterparties and receivables from vessel operations in comparison to a $4.7 million provision that the Company recorded during 2010. For the year ended December 31, 2011 and 2010, the provision for losses on accounts receivable related to logistics business was $0.5 million and $0.7 million, respectively.

Interest Income from Investments in Finance Lease: The Company did not have any interest income from investments in finance leases for the year ended December 31, 2011, as compared to $0.9 million of income for the year ended December 31, 2010. The decrease was mainly due to the sale of the Vanessa, a 2002 built Handysize product tanker vessel, on August 5, 2010. The Vanessa was one of the vessels acquired through the acquisition of Kleimar N.V. (“Kleimar”) on February 2, 2007, which had been leased out under a lease that qualified as finance lease and was contracted to be sold. The sale price amounted to $18.3 million and was paid to Navios Holdings entirely in cash.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, for the year ended December 31, 2011 increased by $1.2 million or 1.1% to $107.2 million, as compared to $106.0 million in the same period of 2010. This increase was due to a $12.5 million increase in interest expense and finance cost attributable to Navios Logistics, following the issuance of $200.0 million of Logistics Senior Notes in April 2011. This increase was partially offset by (a) a $7.0 million decrease in interest expense and finance cost attributable to Navios Acquisition as a result of its deconsolidation; and (b) a $4.3 million decrease in interest expense and finance cost of Navios Holdings mainly as a result of a decrease in amortization of financing costs.

Interest income increased by $0.5 million to $4.1 million for the year ended December 31, 2011, as compared to $3.6 million for the same period of 2010. This increase was mainly attributable to the increase in time deposits of the logistics business.

(Loss)/ Gain on Derivatives: The loss from derivatives for the year ended December 31, 2011 was $0.2 million, all of which resulted from FFA derivatives trading. The gain from derivatives for the year ended December 31, 2010 was $4.1 million, which resulted from (a) a $1.8 loss from FFA derivatives trading; and (b) a $5.9 million gain from the Navios Acquisition warrants. During 2010, prior to the consolidation of Navios Acquisition, Navios Holdings valued the Navios Acquisition warrants at fair value and changes in fair value were recorded in “(Loss)/ gain on derivatives”. All warrants were exercised during 2010, pursuant to the Navios Acquisition Warrant Program.

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

	Baltic Exchange’s Panamax Time Charter Average Index
December 24, 2010	$14,711	(a)
May 20, 2010	$37,099	(b)
December 31, 2010	$14,711	(*)
February 2, 2011	$10,372	(c)
March 11, 2011	$17,115	(d)
December 31, 2011	$13,139	(*)

(a)	Low for fiscal year 2010
(b)	High for fiscal year 2010
(c)	Low for fiscal year 2011
(d)	High for fiscal year 2011
(*)	End of year rate

Gain on Sale of Assets: The gain on sale of assets for the year ended December 31, 2011 was $38.8 million, which resulted from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011 for a total consideration of $130.0 million, of which $120.0 million was paid in cash and $10.0 million was paid in newly issued common units of Navios Partners. The gain on sale of assets for the year ended December 31, 2010 was $55.4 million which was a result of: (a) a gain of $23.8 million from the sale of the Navios Hyperion on January 8, 2010 to Navios Partners; (b) a gain of $0.5 million from the sale of the Navios Aurora II to Navios Partners on March 18, 2010; (c) a gain of $1.8 million from the sale of the Navios Pollux to Navios Partners on May 21, 2010; and (d) a gain of $22.1 million and $7.2 million from the sale of the Navios Fulvia and the Navios Melodia, respectively, to Navios Partners.

(Loss)/ Gain on Change in Control: On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair value of the common stock and Series C preferred stock that were held by Navios Holdings on such date. On March 30, 2011, the Company accounted a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s portion of Navios Acquisition’s net assets on March 30, 2011.

The gain on change in control for the year ended December 31, 2010 was $17.7 million in connection with Navios Acquisition. Upon obtaining control of Navios Acquisition, the investment in common shares and the investment in warrants were remeasured to fair value, resulting in a gain of $17.7 million and noncontrolling interest (the number of shares not controlled by the Company) was recognized at fair value (the public share price as of May 28, 2010 of $6.56) amounting to $60.5 million.

Loss on Bond Extinguishment: In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem all of the 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, we recorded expenses from bond extinguishment of $21.2 million.

Net Other Income and Expense: Net other expense increased by $9.5 million to $11.3 million for the year ended December 31, 2011, as compared to $1.8 million for the year ended December 31, 2010. This increase was mainly due to (a) a $1.0 million increase in other expenses, net of Navios Logistics mainly due to higher taxes other-than-income taxes and exchange rate differences; (b) a

$0.4 million decrease in other income, net of Navios Acquisition; (c) a $5.1 million decrease in miscellaneous income relating to voyages; (d) a $0.8 million increase in other expenses; and (e) a $3.8 million decrease as a result of a $3.8 million gain recognized from the purchase of the 2% convertible senior promissory note for an aggregate price of $29.1 million on November 3, 2010. This increase was partially offset by a $1.6 million decrease in miscellaneous voyage expenses.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $5.4 million or 13.3% to $35.2 million for the year ended December 31, 2011, as compared to $40.6 million for the same period in 2010. This decrease was mainly due to a $6.7 million decrease in the amortization of deferred gain mitigated by a $1.3 million increase in investment income resulting from (i) a $1.6 million net increase in contribution relating to Navios Partners; (ii) a $0.1 negative contribution under the equity method relating to Navios Acquisition; and (iii) a $0.2 million decrease in contribution relating to Acropolis.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.

Income Tax Benefit/ (Expense): Income tax decreased by $0.5 million to a $0.1 million benefit for the year ended December 31, 2011, as compared to a $0.4 million expense for the year ended December 31, 2010. The main reason was the decrease in the net income before taxes of Navios Logistics for the year ended December 31, 2011, as compared to 2010.

Net (Income)/ Loss Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $1.0 million to $0.5 million of income for the year ended December 31, 2011, as compared to a loss of $0.5 million for the same period in 2010. This increase was due to a $4.2 million decrease in loss attributable to the noncontrolling interest in Navios Acquisition as a result of the deconsolidation of Navios Acquisition on March 30, 2011. This increase was partially offset by a decrease of $3.2 million in income attributable to the noncontrolling interest in Navios Logistics mainly due to the acquisition of the noncontrolling interests of its joint ventures on July 25, 2011 and the fact that Navios Logistics’ net income for the year ended December 31, 2011 decreased compared to the corresponding period in 2010.

For the year ended December 31, 2010 compared to the year ended December 31, 2009

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2010 and 2009 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2010 and 2009.

(In thousands of U.S. dollars)	Year Ended December 31, 2010	Year Ended December 31, 2009
Revenue	$679,918	$598,676
Time charter, voyage and logistics business expenses	(285,742)	(316,473)
Direct vessel expenses	(97,925)	(68,819)
General and administrative expenses	(58,604)	(43,897)
Depreciation and amortization	(101,793)	(73,885)
Provision for losses on accounts receivable	(4,660)	(2,237)
Interest income from investments in finance leases	877	1,330
Interest income	3,642	1,699
Interest expense and finance cost, net	(106,022)	(63,618)
Gain on derivatives	4,064	375
Gain on sale of assets	55,432	20,785
Gain on change in control	17,742	—
Other income	9,472	6,749
Other expense	(11,303)	(20,508)
Income before equity in net earnings of affiliated companies	$105,098	$40,177
Equity in net earnings of affiliated companies	40,585	29,222

Income before taxes	$145,683	$69,399

Income tax (expense)/benefit	(414)	1,565

Net income	$145,269	$70,964

Less: Net loss/(income) attributable to the noncontrolling interest	488	(3,030)

Net income attributable to Navios Holdings common stockholders	$145,757	$67,934

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

During the year ended December 31, 2010, there were 330 more available days as compared to 2009 due to an increase of 1,962 available days of our owned fleet following the delivery of newbuilding vessels at various times since the third quarter of 2009. This increase was partially offset by a decrease of 1,632 days in short-term and long-term chartered in fleet available days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2010 was $25,527 per day, which was $294 per day lower than the rate achieved in 2009. This was due primarily to the decline in the freight market during 2010 compared to the same period in 2009.

Revenue: Revenue from drybulk vessel operations for the year ended December 31, 2010 was $458.4 million, as compared to $459.8 million for the same period during 2009. The decrease in revenue was mainly attributable to the decrease in TCE per day by 1.1% to $25,527 in 2010 from $25,821 in 2009 and a decrease in short-term and long-term chartered-in fleet available days of 458 days and 1,174 days, respectively. This decrease was mitigated by an increase in available days of the owned fleet of 29.2% to 8,680 days from 6,718 days following the delivery of the owned vessels at various times since December 2009.

Revenue from tanker vessel operations for the year ended December 31, 2010 was $33.6 million. Following the acquisition of the vessel Nave Cosmos on October 27, 2010, Navios Acquisition had 1,104 available days at a TCE of $30,087 for the year ended December 31, 2010. There was no revenue in the corresponding period of 2009.

Revenue from the logistics business operations was $188.0 million for the year ended December 31, 2010, as compared to $138.9 million during the same period of 2009. This increase was attributable mainly to: (a) the acquisition of the Makenita H and the Sara H in June 2009 and February 2010, respectively; (b) an increase in volumes in the dry port terminal and (c) an increase in storage capacity by 80,000 metric tons due to construction of a new silo at Navios Logistics’ port facilities in Uruguay, which became operational in August 2009. The increased capacity became available in August 2009 and, accordingly, 2009 does not reflect the additional capacity for the full year.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $30.8 million or 9.7% to $285.7 million for the year ended December 31, 2010, as compared to $316.5 million for the year ended December 31, 2009. This decrease was primarily due to the decrease in the short-term chartered in fleet activity (as discussed above) which was partially offset by an increase of $25.8 million in logistics business expenses. This increase in logistics business was due to: (a) an increase in the dry ports’ activities and to the additional cost of operations of the new silo constructed at Navios Logistics’ port facilities in Uruguay; (b) an increase in the cabotage business mainly due to the operations of the vessels, the Makenita H and the Sara H, which were delivered in June 2009 and February 2010, respectively; and (c) an increase in the Paraguayan liquid port’s volume.

Time charter and voyage expenses from tanker vessel operations for the year ended December 31, 2010 were $0.4 million. Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters in progress at year-end, direct port terminal expenses and other miscellaneous expenses. Time charter and voyage expenses are recognized as incurred.

Direct Vessel Expenses: Direct vessel expenses increased by $29.1 million or 42.3% to $97.9 million for the year ended December 31, 2010, as compared to $68.8 million for the year ended December 31, 2009. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs. Of the total amounts for the years ended December 31, 2010 and 2009, $50.8 million and $37.3 million, respectively, related to Navios Logistics. This increase was mainly due to (a) additional operating expenses generated from the acquisitions of the Makenita H and the Sara H; and (b) an increase in crew costs and spares.

The drybulk direct vessel expenses increased by $5.8 million or 18.4% to $37.3 million for the year ended December 31, 2010, as compared to $31.5 million for the year ended December 31, 2009. The increase resulted primarily from the increase in ownership days from 6,718 days during 2009 to 8,680 days during 2010 following the delivery of the owned vessels at various times since December 2009.

Direct vessel expenses from tanker vessel operations was $9.8 million for the year ended December 31, 2010, as compared to $0 for the year ended December 31, 2009. Pursuant to a Management Agreement dated May 28, 2010, a subsidiary of Navios Holdings, for five years from the closing of Navios Acquisition’s initial vessel acquisition, provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per VLCC vessel for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year ended December 31, 2010	Year ended December 31, 2009
Payroll and related costs (1)	$17,826	$15,333
Professional, legal and audit fees (1)	5,679	5,389
Navios Logistics	12,210	9,116
Navios Acquisition	9,461	—
Other (1)	2,664	3,252

Sub-total	47,840	33,090

Credit risk insurance (1)	10,764	10,807

General and administrative expenses	$58,604	$43,897

(1)	Excludes the logistics and tanker vessel businesses.

General and administrative expenses increased by $14.7 million or 33.5% to $58.6 million, for the year ended December 31, 2010, from $43.9 million for the same period of 2009. The increase was attributable mainly to: (a) a $2.5 million increase in payroll and other related costs; (b) a $3.0 million increase in general and administrative expenses relating to the logistics business attributable mainly to an increase in salaries, professional fees and other administrative costs; (c) a $9.5 million increase in general and administrative expenses attributable to Navios Acquisition consisting of certain expenses relating to the VLCC Acquisition amounting to $8.0 million out of which $2.4 million relate to transaction costs, $5.6 million relate to the valuation of 3,000 shares of preferred stock issued to an independent third party holder consultancy and advisory fees and the balance of $1.5 million of general and administrative expenses related to legal and professional fees including audit fees; and (d) a $0.3 million increase in professional, legal and audit fees. The overall increase of $15.3 million was offset by a $0.6 million decrease in other general and administrative expenses.

Depreciation and Amortization: For the year ended December 31, 2010, depreciation and amortization increased by $27.9 million or 37.8% to $101.8 million, as compared to $73.9 million for the same period of 2009. The increase was primarily due to: (a) a $22.1 million increase in depreciation of vessels due to the increase in the owned fleet in comparison to the same period of 2009; (b) a $0.6 million increase in depreciation and amortization from the logistics business mainly due to (i) the acquisition of the new vessels and the new silo constructed at our port facilities in Uruguay and (ii) an increase in amortization expense which was mainly attributable to the amortization in full in 2009 of the unfavorable contracts (intangible liabilities). This increase in depreciation and amortization from the logistics business was partially offset by a decrease in depreciation due to fact that some assets reached the end of their total useful lives in 2009; and (c) a $10.1 million increase relating to Navios Acquisition of which $9.1 million related to depreciation of vessels and $1.0 million related to the amortization of intangible assets and liabilities associated with the acquisition of the VLCC vessels, which was partially offset by a $4.9 million decrease in amortization of favorable and unfavorable leases.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2010, Navios Holdings had provisions of $4.7 million for losses relating to receivables from FFA trading counterparties and receivables from vessel operations in comparison to a $2.2 million provision that the Company had performed during 2009. For the year ended December 31, 2010 and 2009, provisions for losses on accounts receivable related to logistics business were $0.7 million and $1.4 million, respectively.

Interest Income from Investments in Finance Lease: Interest income from investments in finance lease decreased by $0.4 million or 30.8% to $0.9 million, for the year ended December 31, 2010, as compared to $1.3 million for the year ended December 31, 2009. The decrease was mainly due to the sale of the Vanessa, a 2002 built Handysize product tanker vessel, on August 5, 2010. The Vanessa was one of the vessels acquired through the acquisition of Kleimar on February 2, 2007, and had been leased out under a lease that qualified as finance lease and was contracted to be sold. The sale price amounted to $18.3 million and was paid to Navios Holdings entirely in cash.

Interest Expense and Finance Cost, Net: Interest expense and finance cost for the year ended December 31, 2010 increased by $42.4 million or 66.7% to $106.0 million, for the year ended December 31, 2010, as compared to $63.6 million in the same period of 2009. This increase was mainly due to: (a) an increase in interest expense and finance cost following the issuance of $400.0 million of Ship Mortgage Notes; (b) an increase in the average outstanding loan balance of Navios Acquisition amounting to $185.7 million for the year ended December 31, 2010; and (c) an increase of $0.3 million in interest expense and finance cost due to the increase in outstanding loan balances of Navios Logistics for the year ended December 31, 2010 compared to the same period in 2009, which was mainly attributable to new loans obtained for the acquisition of the product tankers Makenita H and Sara H. This increase was partially offset by (a) a decrease (excluding Navios Logistics and Navios Acquisition) of the average outstanding loan balance from $555.1 million for the year ended December 31, 2009 to $369.8 million in the same period of 2010 (excluding the drawdown relating to facilities for the construction of the Capesize vessels) and (b) a decrease in average LIBOR rate (excluding Navios Logistics and Navios Acquisition) to 0.36% from 1.45%. Interest income increased by $1.9 million to $3.6 million for the year ended December 31, 2010, as compared to $1.7 million for the same period of 2009. This increase was mainly attributable to the increase in time deposits and increase in interest rates.

Net Other Income and Expense: Net other expense decreased by $12.0 million or 87% to $1.8 million for the year ended December 31, 2010 from $13.8 million for the same period in 2009. This decrease was mainly due to: (a) a $3.8 million gain recognized from the purchase of the 2% convertible senior promissory note for an aggregate price of $29.1 million on November 3, 2010; (b) a $5.1 million increase in miscellaneous income relating to voyages; (c) $13.8 million of unrealized mark-to-market losses on common units of Navios Partners accounted for as available-for-sale investments which were written-down to their market value during the year ended December 31, 2009; (d) a $0.7 million decrease in various net other expenses; and (e) a $0.4 million increase in net other income of Navios Acquisition. This increase was partially offset by: (a) a $6.1 million decrease in other income due to the non-cash compensation income relating to the relief of Navios Partners from its obligation to purchase the Navios Bonavis recognized in the year ended December 31, 2009; (b) a $4.0 million increase in net other expense of Navios Logistics mainly due to exchange rate differences and taxes other-than-income taxes; and (c) a $1.7 million increase in miscellaneous voyage expenses.

Gain on Derivatives: Income from derivatives increased by $3.7 million, or 925%, to $4.1 million, during the year ended December 31, 2010, as compared to $0.4 million for the year ended December 31, 2009. This increase was mainly due to: (a) a $3.4 million increase in the gain from FFA derivatives; and (b) a $0.3 million increase on the gain from interest rate swaps. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFAs market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods. As an indicator of volatility, selected Baltic Exchange Panamax time charter average rates are shown below.

	Baltic Exchange’s Panamax Time Charter Average Index
January 19, 2009	$3,917	(a)
November 19, 2009	$35,819	(b)
December 31, 2009	$28,620	(*)
December 24, 2010	$14,711	(c)
May 20, 2010	$37,099	(d)
December 31, 2010	$14,711	(*)

(a)	Low for fiscal year 2009
(b)	High for fiscal year 2009
(c)	Low for fiscal year 2010
(d)	High for fiscal year 2010
(*)	End of year rate

Gain on Sale of Assets: The gain on sale of assets for the year ended December 31, 2010 was $55.4 million which was a result of: (a) a gain of $23.8 million from the sale of the Navios Hyperion on January 8, 2010 to Navios Partners; (b) a gain of $0.5 million from the sale of the Navios Aurora II to Navios Partners on March 18, 2010; (c) a gain of $1.8 million from the sale of the Navios Pollux to Navios Partners on May 21, 2010; and (d) a gain of $22.1 million and $7.2 million from the sale of the Navios Fulvia and the Navios Melodia, respectively, to Navios Partners. The gain on sale of assets for the year ended December 31, 2009 was $20.8 million, of which $16.8 million resulted from the sale of the Navios Sagittarius and $4.0 million resulted from the sale of Navios Apollon to Navios Partners on June 10, 2009 and on October 29, 2009, respectively.

Gain on Change in Control: The gain on change in control for the year ended December 31, 2010 of $17.7 million was in connection with Navios Acquisition. Upon obtaining control of Navios Acquisition, the investment in common shares and the investment in warrants were remeasured to fair value which resulted in a gain of $17.7 million.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $11.4 million to $40.6 million for the year ended December 31, 2010, as compared to $29.2 million equity in earnings for the same period in 2009. This increase was mainly due to the additional deferred gain recognized in the statements of income during the year ended December 31, 2010 under “Equity in net earnings of affiliated companies” following Navios Partners’ public equity offerings during the last quarter of 2009 and during 2010. The deferred gain recognized in equity in earnings in connection with the public offerings of Navios Partners’ common units relates to gains that initially arose from the sale of vessels by the Company to Navios Partners. The Company recognizes the gain in earnings immediately only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions” section). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.

Income Tax (Expense)/Benefit: Income tax (expense)/benefit decreased by $2.0 million to a $0.4 million expense for the year ended December 31, 2010, as compared to a $1.6 million benefit for the same period in 2009. The main reason was the $1.9 million increase in income taxes relating to Navios Logistics consisting of income tax charges with respect to undistributed retained earnings in Paraguay following the variations year over year in such retained earnings.

Net Loss/(Income) Attributable to the Noncontrolling Interest: Net loss/(income) attributable to the noncontrolling interest decreased by $3.5 million for the year ended December 31, 2010 to a $0.5 million loss from $3.0 million of income for the same period in 2009. This decrease was attributable to (a) a $4.4 million decrease in the noncontrolling interest relating to Navios Acquisition; and (b) a $0.9 million increase in noncontrolling interest relating to Navios Logistics.

Non-Guarantor Subsidiaries

Both of our non-guarantor subsidiaries, Navios Logistics (after deducting the noncontrolling interest) and Navios Acqusition (until its deconsolidation on March 30, 2011), accounted for approximately $259.8 million, or 37.7%, of our total revenue, a loss of $36.9 million as compared to our net income of $40.8 million and approximately $18.7 million, or 7.2%, of Adjusted EBITDA, in each case for the year ended December 31, 2011. Our non-guarantor subsidiaries, Navios Logistics and Navios Acquisition (after deducting the noncontrolling interest), accounted for approximately $221.5 million, or 32.6%, of our total revenue, a loss of $3.4 million, or 2.3%, of our net income and approximately $49.2 million, or 13.8%, of Adjusted EBITDA, in each case, for the year ended December 31, 2010, and $138.9 million, or 23.2%, of our total revenue, $3.5 million, or 5.2%, of our net income and approximately $27.8 million, or 13.4%, of Adjusted EBITDA, in each case for the year ended December 31, 2009.

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

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million. There were no shares repurchased during the year ended December 31, 2010 and 331,900 shares were repurchased during the year ended December 31, 2009 under this program for a total consideration $0.7 million. Since the initiation of the program, 981,131 shares have been repurchased for a total consideration of $2.0 million. The following table presents cash flow information for each of the years ended December 31, 2011, 2010 and 2009.

(in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Net cash provided by operating activities	$106,643	$188,641	$216,451
Net cash used in investing activities	(175,264)	(135,920)	(802,538)
Net cash provided by/(used in) financing activities	32,307	(19,244)	626,396

(Decrease)/increase in cash and cash equivalents	(36,314)	33,477	40,309
Cash and cash equivalents, beginning of year	207,410	173,933	133,624

Cash and cash equivalents, end of year	$171,096	$207,410	$173,933

Cash provided by operating activities for the year ended December 31, 2011 as compared to the cash provided by operating activities for the year ended December 31, 2010:

Net cash from operating activities decreased by $82.0 million to $106.6 million for the year ended December 31, 2011, as compared to $188.6 million for the year ended December 31, 2010. In determining net cash from operating activities, net income is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income	$41,332	$145,269
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	107,395	101,793
Amortization and write-off of deferred financing costs	5,580	11,752
Amortization of deferred drydock and special survey costs	5,364	3,306
Provision for losses on accounts receivable	239	4,660
Unrealized (gain)/loss on FFA derivatives	(289)	19,903
Unrealized gain on warrants	—	(5,888)
Unrealized gain on interest rate swaps	—	(1,133)
Share based compensation and consultancy fees	4,252	8,095
Gain on sale of assets	(38,822)	(55,432)
Gain on repurchase of convertible bond	—	(3,799)
Loss on bond extinguishment	5,573	—
Loss/(gain) on change in control	35,325	(17,742)
Income tax (benefit)/expense	(56)	414
Losses in affiliates and joint ventures, net of dividends received	6,909	307

Net income adjusted for non-cash items	$172,802	$211,505

Restricted cash, including current and non-current portion, decreased by $47.2 million from $53.6 million at December 31, 2010 to $6.4 million at December 31, 2011. The primary reason for this decrease was: (a) a $33.8 million decrease as a result of the deconsolidation of Navios Acquisition; (b) a $0.6 million decrease in restricted cash of Navios Logistics; (c) a $12.5 million decrease of cash reserves in the pledged account with the agent bank under the loan facility with HSH Nordbank and Commerzbank AG; and (d) a $0.6 million decrease in other restricted cash accounts. This decrease was partially offset by a $0.3 million increase in cash reserves relating to loan facilities with Emporiki Bank of Greece.

Accounts receivable, net, increased by $31.0 million from $70.4 million at December 31, 2010 to $101.4 million at December 31, 2011. The increase was primarily due to: (a) a $14.9 million increase in accounts receivable of Navios Logistics mainly due to the increase in operations as a result of the new fleet acquired, the increase in sales of products and the decrease in the allowance for doubtful receivables; and (b) an increase of $26.9 million in accounts receivable from charterers and receivables reserves. This increase was partially offset by: (a) a $2.9 million decrease in the receivable amount from FFA trading partners; (b) a $3.4 million decrease in other receivables; and (c) a $4.5 million decrease as a result of the Navios Acquisition deconsolidation.

Amounts due from affiliate companies increased by $46.8 million from $2.6 million for the year ended December 31, 2010 to $49.4 million for the year ended December 31, 2011. The increase was due to: (a) a $45.5 million increase in management and administrative fees, other expenses and reimbursement for drydocking costs receivable from Navios Acquisition and Navios Partners, and (b) a $1.3 million increase in dividends receivable from Navios Acquisition.

The net fair value of open FFA trades, as included in the balance sheet at December 31, 2011, amounted to an asset of $1.3 million whereas the net fair value of open FFA trades, as included in the balance sheet at December 31, 2010, amounted to an asset of $1.5 million and a liability of $0.2 million, reflecting the marked-to-market values at the end of the respective years.

The net fair value for derivative accounts decreased during the year ended December 31, 2011 by $0.1 million due to $0.4 million of payments relating to FFA trades, partially offset by a $0.3 million gain in the unrealized component of NOS ASA and LCH portfolios, directly affecting the cash flow statement.

Prepaid expenses and other current assets increased by $8.0 million from $33.4 million at December 31, 2010 to $41.4 million at December 31, 2011. The main reason for the increase was: (a) a $4.4 million increase in accounts receivable claims; (b) a $3.4 million increase in inventories; and (c) a $1.6 million increase in other assets. This increase was partially offset by: (a) a $0.9 million decrease in prepaid expenses; (b) a $0.1 million decrease in prepaid expenses and other current assets of Navios Logistics; and (c) a $0.4 million decrease in prepaid expenses and other current assets of Navios Acquisition as a result of its deconsolidation.

Other long term assets increased by $8.5 million from $10.4 million at December 31, 2010 to $18.9 million at December 31, 2011. The main reason for the increase was: (a) a $6.7 million increase in long-term receivables from charterers; and (b) a $3.8 million increase in long-term prepaid hires for chartered in vessels. This increase was partially offset by a $2.0 million decrease in other long-term assets of Navios Logistics.

Accounts payable increased by $2.6 million from $49.5 million at December 31, 2010 to $52.1 million at December 31, 2011. The primary reasons for the increase were: (a) a $0.6 million increase in accounts payable of Navios Logistics mainly attributable to the increase in operations; (b) a $3.0 million increase in accounts payable to head owners; (c) a $1.4 million increase in accounts payable to suppliers and repairers; (d) a $1.0 million increase in accounts payable to insurers; (e) a $0.2 million increase in legal, audit and consulting payables; and (f) a $2.2 million increase in other accounts payable. This increase was partially offset by a decrease of (a) $1.8 million decrease in accounts payable to bunkers and lubricants suppliers; (b) $0.6 million decrease in accounts payable to FFA trading counterparties; and (c) $3.4 million decrease as a result of the Navios Acquisition deconsolidation.

Accrued expenses increased by $1.5 million to $63.9 million at December 31, 2011 from $62.4 million at December 31, 2010. The primary reasons for the increase were: (a) an increase of $6.1 million in accrued expenses of Navios Logistics mainly due to the increase in interest, payroll and taxes; (b) an increase of $9.9 million in accrued interest; (c) an increase of $1.6 million in accrued estimated losses on uncompleted voyages and vessels time chartered to others; and (d) a $0.3 million increase in accrued expenses relating to audit fees and related services. This increase was partially offset by: (a) a $9.2 million decrease in accrued expenses of Navios Acquisition as a result of its deconsolidation; (b) a $1.5 million decrease in accrued expenses relating to payroll; (c) a $1.9 million decrease in accrued expenses relating to direct vessel expenses and voyage expenses; (d) a $0.5 million decrease in accrued expenses relating to professional fees; and (e) a $3.3 million decrease in other accrued expenses.

Deferred income and cash received in advance increased by $10.9 million to $28.6 million at December 31, 2011 from $17.7 million at December 31, 2010. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of the Navios Aurora, the Navios Sagittarius, the Navios Hyperion, the Navios Melodia, the Navios Fulvia, the Navios Orbiter and the Navios Luz to Navios Partners to be amortized over the next year amounting to $10.9 million. The primary reasons for the increase of the deferred income and cash received in advance were: (a) a $2.6 million increase in gain from the sale of assets; (b) a $6.5 increase in deferred freight; and (c) a $4.5 million increase in deferred income of Navios Logistics. This increase was partially offset by $2.7 million decrease as a result of the deconsolidation of Navios Acquisition.

Other long term liabilities and deferred income increased by $2.2 million to $38.2 million at December 31, 2011 from $36.0 million at December 31, 2010. The primary reasons for the increase were (a) a $3.3 million increase in other long term payables; and (b) a $1.1 million increase in the non-current portion of deferred income. This increase was partially offset by: (a) a $2.0 million decrease in other long-term liabilities of Navios Logistics; and (b) a $0.2 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners.

Cash used in investing activities for the year ended December 31, 2011 as compared to the year ended December 31, 2010:

Cash used in investing activities increased by $39.4 million to $175.3 million for the year ended December 31, 2011, as compared to $135.9 million for the same period in 2010.

Cash used in investing activities was the result of: (a) a $72.4 million decrease due to the Navios Acquisition deconsolidation; (b) $3.0 million of deposits for acquisitions of tanker vessels under construction; (c) $33.6 million due to additional drawdowns during 2011 from Navios Acquisition under its loan facility with the Company; (d) $63.8 million of deposits for the acquisition of two newbuilding bulk carriers scheduled to be delivered during the first the second quarter of 2012; (e) $51.6 million paid for the acquisition of the vessels Navios Azimuth, Navios Altamira and Navios Astra, and $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; (f) $2.1 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; and (g) the purchase of other fixed assets amounting to $71.1 million mainly relating to Navios Logistics for (i) the construction of the new drying and conditioning facility and a new silo in Nueva Palmira; (ii) the acquisition and transportation of three pushboats, 66 barges and a floating dry dock; and (iii) fixed asset improvements and the purchase of other fixed assets. The above was partially offset by (a) $120.0 million of proceeds from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011; (b) a $0.8 million decrease in restricted cash, and (c) $6.0 million of loan repayments received from Navios Acquisition.

Cash used in investing activities was $135.9 million for the year ended December 31, 2010. This was the result of: (a) the deposits for acquisitions of Capesize vessels under construction amounting to $253.5 million and $89.7 million for deposits for acquisitions of tanker vessels under construction; (b) $132.9 million paid for the acquisition of the vessels Navios Antares, Navios Vector, Navios Buena Ventura, Navios Bonheur, Navios Luz and Navios Etoile, and $89.9 million paid for the acquisition of the vessels Colin Jacob, Ariadne Jacob and Nave Cosmos, including any additional expenses incurred from each vessel’s purchase; (c) $102.0 million paid net of cash assumed for the VLCC Acquisition; (d) the purchase of other fixed assets amounting to $16.8 million mainly relating to Navios Logistics for (i) the acquisition of two 29 acre parcels of land south of the Nueva Palmira Free Zone; (ii) payments for the construction of the new drying and conditioning facility in Nueva Palmira; and (iii) the purchase of other fixed assets, barges and pushboats; and (e) $6.2 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners. The above was partially offset by: (a) $67.7 million decrease in Navios Holdings’ restricted cash; (b) proceeds of $63.0 million, $90.0 million, $110.0 million, $72.1 million, and $89.9 million from the sale of the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia and the Navios Fulvia, respectively, to Navios Partners and $18.3 million from the sale of the Vanessa; (c) net proceeds of $40.8 million from the transfer of assets and liabilities of Navios Holdings to Navios Acquisition; (d) $0.2 million received in connection with the finance lease receivable; and (e) net proceeds of $3.1 million for the purchase by Navios Holdings of 6,337,551 shares of Navios Acquisition’s common stock amounting to $63.2 million less cash assumed on the initial consolidation date of $66.3 million.

Cash provided by financing activities for the year ended December 31, 2011 as compared to cash used in financing activities for the year ended December 31, 2010:

Cash provided by financing activities was $32.3 million for the year ended December 31, 2011, as compared to cash used in financing activities of $19.2 million for the same period of 2010.

Cash provided by financing activities for the year ended December 31, 2011 was the result of (a) $83.5 million of loan proceeds (net of relating finance fees $2.8 million) in connection with (i) $80.5 million of Navios Holdings’ loan proceeds for financing the acquisition of the Navios Azimuth, the Navios Altamira, the Navios Astra, the Navios Avior and the Navios Centaurus (net of relating finance fees of $2.4 million); and (ii) $3.0 million of Navios Acquisition’s loan proceeds (net of relating finance fees of $0.4 million); (b) $0.4 million of proceeds from the exercise of options to purchase common stock; (c) $341.0 million of net proceeds from the sale of the 2019 Notes; and (d) $193.2 million of net proceeds from the sale of the Logistics Senior Notes. This was partially offset by: (a) the repayment of $300.0 million of the 2014 Notes with the proceeds of the sale of the 2019 Notes; (b) $248.5 million of installment payments made in connection with Navios Holdings’ outstanding indebtedness (including Navios Acquisition and Navios Logistics); (c) $1.0 million relating to payments for capital lease obligations; (d) $27.2 million of dividends paid to the Company’s shareholders; (e) $8.6 million paid by Navios Logistics for the acquisition of the noncontrolling interests in its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd Inc. and HS South Shipping Inc.; (f) a $0.3 million increase in restricted cash relating to loan repayments; and (g) $0.2 million paid for the repurchase of 73,651 shares of the Company’s common stock pursuant to the share repurchase program approved in November 2008.

Cash used in financing activities for the year ended December 31, 2010 was the result of: (a) $27.0 million of dividends paid during the year ended December 31, 2010; (b) $804.4 million of installments paid in connection with our outstanding indebtedness; (c) a $2.1 million net outflow relating to the Warrant Program; (d) $29.1 million paid for the purchase of the 2% convertible bond that took place on November 16, 2010; (e) $0.5 million of distributions to noncontrolling shareholders relating to the logistics business; (f) $49.0 million paid for the purchase of 13,132 of certain series of mandatorily convertible preferred stock; and (g) $1.8 million of fees related to the issuance of preferred shares. The decrease of $913.9 million in cash provided by financing activities was partially offset by: (a) $443.2 million of Navios Holdings’ loan proceeds (net of relating finance fees of $23.4 million) in connection with (i) $178.2 million of loan proceeds related to Navios Acquisition, (ii) $0.3 million of loan proceeds relating to the logistics business; and (iii) $288.1 million of loan proceeds relating to all other facilities of Navios Holdings; (b) $400.0 million of proceeds from Navios Acquisition’s 8.625% first priority ship mortgage notes due 2017; (c) a $17.7 million decrease in restricted cash relating to loan repayments; (d) $0.4 million proceeds from issuance of common shares; and (e) $33.4 million net proceeds from the offering 6,500,000 shares of Navios Acquisition that was completed on November 19, 2010.

Cash provided by operating activities for the year ended December 31, 2010 as compared to the cash provided by operating activities for the year ended December 31, 2009:

Net cash from operating activities decreased by $34.0 million to $182.5 million for the year ended December 31, 2010, as compared to $216.5 million for the year ended December 31, 2009. In determining net cash from operating activities, net income is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2010	Year Ended December 31, 2009
Net income	$145,269	$70,964
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	101,793	73,885
Amortization and write-off of deferred financing cost	11,752	6,682
Amortization of deferred drydock and special survey costs	3,306	2,441
Provision for losses on accounts receivable	4,660	2,237
Unrealized loss/(gain)on FFA derivatives	19,903	(1,674)
Unrealized gain on warrants	(5,888)	(5,863)
Unrealized gain on interest rate swaps	(1,133)	(1,774)
Share based compensation and consultancy fees	8,095	2,187
Gain on sale of assets/partial sale of subsidiary	(55,432)	(20,785)
Gain on repurchase of convertible bond	(3,799)	—
Gain on change in control	(17,742)	—
Income tax expense/(benefit)	414	(1,565)
Losses/(earnings) in affiliates and joint ventures, net of dividends received	307	(1,355)
Compensation income	—	(6,082)
Unrealized loss on available for sale securities	—	13,778

Net income adjusted for non-cash items	211,505	133,076

The net fair value of open FFA trades as included in the balance sheet at December 31, 2010 was lower than in the same period of 2009 and amounted to a liability of $0.1 million and an asset of $18.7 million, respectively, reflecting the marked-to-market values at the end of the respective years.

The liability for derivative accounts decreased $8.8 million from $10.2 million at December 31, 2009 to $1.4 million at December 31, 2010 due to the movement in the unrealized component of the NOS ASA and LCH portfolios, which directly affected the cash flow statement. This decrease in liability was offset by the payments relating to interest rate swaps of $1.2 million.

Restricted cash decreased by $53.6 million from $107.2 million at December 31, 2009 to $53.6 million (including long-term restricted cash) at December 31, 2010. The primary reason for this decrease was: (a) a $90.9 million decrease in the amount prepaid upon the issuance of the Ship Mortgage Notes and held in a pledged account with HSH Nordbank and Commerzbank AG, which was released to the Company following the nominations of substitute vessels which forms part of financing activities; (b) a decrease in deposits made to NOS ASA and LCH in 2010 with respect to FFAs trading by $0.2 million and $1.1 million, respectively, due to the decrease in the number of trades with NOS ASA and LCH during 2010 as compared with the same period in 2009; (c) a $1.1 million decrease in restricted cash of Navios Logistics; and (d) a $1.0 million decrease in other pledged accounts. This decrease was partially offset by: (a) $33.8 million of restricted cash relating to Navios Acquisition; (b) a $4.5 million increase relating to the amendment of the facility with HSH Nordbank and Commerzbank AG in March 2009, pursuant to which Navios Holdings was obliged to accumulate cash reserves of $14.0 million into a pledged account with the agent bank ($5.0 million in January 2009 and $1.1 million on each loan repayment date during 2009 and 2010, starting from January 2009); and (c) a $2.5 million increase in cash reserves relating to a loan facility with Emporiki Bank of Greece.

Accounts receivable, net, decreased by $8.1 million from $78.5 million at December 31, 2009 to $70.4 million at December 31, 2010. The decrease was primarily due to: (a) a $5.3 million decrease in the receivable amount from FFA trading partners from $16.0 million at December 31, 2009 to $10.7 million at December 31, 2010; (b) a decrease of $7.0 million in accounts receivables reserves and other charterers’ receivables; and (c) a $1.8 million decrease in other receivables. This decrease was partially offset by: (a) a $1.5 million increase in accounts receivable of Navios Logistics; and (b) $4.5 million of accounts receivable of Navios Acquisition. Both Navios Logistics’ and Navios Acquisition’s increases were mainly related to receivables from charterers.

Prepaid expenses and other current assets increased by $5.7 million from $27.7 million at December 31, 2009 to $33.4 million at December 31, 2010. The main reason for the increase was: (a) a $3.0 million increase in inventories; (b) a $4.0 million increase in prepaid voyage and operating costs; (c) a $0.4 million increase in prepaid taxes; and (d) $0.4 million prepaid expenses and other current assets of Navios Acquisition (including prepaid expenses and other current assets obtained as a result of the VLCC Acquisition of $3.5 million). This increase was partially offset by: (a) a $0.8 million decrease in accounts receivable claims; (b) a $0.3 million decrease in advances to agents; and (c) a $1.0 decrease in other assets.

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

Accounts payable decreased by $12.5 million from $62.0 million at December 31, 2009 to $49.5 million at December 31, 2010. The primary reasons for the decrease were: (a) a $4.6 million decrease in the amount due to FFA trading counterparties; (b) a $15.4 million decrease in accounts payable to head owners; (c) a $2.4 million decrease in accounts payable to port agents; (d) a $0.7 million decrease in accounts payable to bunker and lubricant suppliers; and (e) a $2.7 million decrease in other accounts payable. This decrease was offset by an increase of (a) $1.1 million in accounts payable to insurers; (b) $4.6 million in accounts payable relating to the logistics business mainly attributable to the increase in operations; (c) a $2.1 million increase in legal, audit and consulting payables; (d) a $2.0 million increase in other suppliers; and (e) $3.5 million of accounts payable of Navios Acquisition, which had no operations in 2009, and consisted of $2.6 million of legal and professional fees and $0.9 million of brokers’ fees and amounts owed to other creditors.

Accrued expenses increased by $14.4 million to $62.4 million at December 31, 2010 from $48.0 million at December 31, 2009. The primary reasons for the increase were: (a) an increase of $5.6 million in accrued expenses relating to direct vessel expenses; (b) an increase of $1.1 million in consultancy and legal fees; (c) a $2.1 million increase in accrued expenses relating to the logistics business mainly due to increase in payroll, consultancy and legal fees and taxes; (d) $9.2 million accrued expenses of Navios Acquisition (including accrued expenses as a result of the VLCC Acquisition and accrued expenses as a result of the initial vessel acquisition from Navios Holdings); and (e) a $0.7 million net increase in all other categories of accrued expenses. This increase was partially offset by: (a) a $1.0 million decrease in accrued interest; (b) a $0.5 million decrease in dividends payable relating to the preferred stock issued during 2009; and (c) a $2.8 million decrease in accrued trade payables.

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

Cash used in investing activities for the year ended December 31, 2010 as compared to the year ended December 31, 2009:

Cash used in investing activities decreased by $666.6 million to $135.9 million for the year ended December 31, 2010, as compared to $802.5 million for the same period in 2009.

Cash used in investing activities was the result of: (a) the deposits for the acquisitions of Capesize vessels under construction amounting to $253.5 million and deposits for acquisitions of tanker vessels under construction amounting to $89.7 million; (b) $132.9 million paid for the acquisition of the vessels Navios Antares, Navios Vector, Navios Buena Ventura, Navios Bonheur, Navios Luz and Navios Etoile, and $89.9 million paid for the acquisition of the vessels Colin Jacob, Ariadne Jacob and Nave Cosmos, including any additional expenses incurred from each vessel’s purchase; (c) $102.0 million paid, net of cash assumed, for the VLCC Acquisition; (d) the purchase of other fixed assets amounting to $16.8 million mainly relating to Navios Logistics for (i) the acquisition of two 29 acre parcels of land south of the Nueva Palmira Free Zone; (ii) payments for the construction of the new drying and conditioning facility in Nueva Palmira; and (iii) the purchase of other fixed assets, barges and pushboats; and (e) $6.2 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners. The above was partially offset by: (a) a $67.7 million decrease in Navios Holdings’ restricted cash; (b) proceeds of $63.0 million, $90.0 million, $110.0 million, $72.1 million, and $89.9 million from the sale of the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia and the Navios Fulvia, respectively, to Navios Partners and $18.3 million from the sale of the Vanessa; (c) net proceeds of $40.8 million from transfer of assets and liabilities of Navios Holdings to Navios Acquisition; (d) $0.2 million received in connection with the finance lease receivable; and (e) net proceeds of $3.1 million for the purchase by Navios Holdings of 6,337,551 shares of Navios Acquisition’s common stock amounting to $63.2 million less cash assumed on the initial consolidation date of $66.3 million.

Cash used in investing activities was $802.5 million for the year ended December 31, 2009. This was the result of: (a) the payment of the cash consideration of $25.6 million and $31.6 million for acquisition of the Navios Vega in February 2009 and Navios Celestial in September 2009, respectively, and the payment of the cash consideration of $455.6 million for the acquisitions of seven Capesize vessels (Navios Bonavis, Navios Happiness, Navios Pollux, Navios Aurora II, Navios Lumen, Navios Phoenix and Navios Stellar); (b) the deposits for acquisitions of Capesize vessels under construction amounting to $238.8 million; (c) $90.9 million held in a pledged account which may be released to the Company subject to nominations of substitute vessels agreed by a lender; (d) the purchase of other fixed assets amounting $26.9 million mainly relating to the construction of the new silo of Navios Logistics and the acquisition of the tanker vessel Makenita H; and (e) the payment of $0.4 million for the acquisition of Hidronave S.A. net of cash acquired. The above was partially offset by $0.5 million received in connection with the capital lease receivable and $66.6 million of consideration received for the sale to Navios Partners of the Navios Apollon and the rights to the Navios Sagittarius.

Cash used in financing activities for the year ended December 31, 2010 as compared to cash provided by financing activities for the year ended December 31, 2009:

Cash used in financing activities was $19.2 million for the year ended December 31, 2010, as compared to cash provided by financing activities of $626.4 million for the same period of 2009.

Cash used in financing activities for the year ended December 31, 2010 was the result of: (a) $27.0 million of dividends paid during the year ended December 31, 2010; (b) $804.4 million of installments paid in connection with our outstanding indebtedness; (c) a $2.1 million net outflow relating to the Warrant Program; (d) $29.1 million paid for the purchase of the 2% convertible bond that took place on November 16, 2010; (e) $0.5 million of distributions to noncontrolling shareholders relating to the logistics business; (f) $49.0 million paid for the purchase of 13,132 of certain series of mandatorily convertible preferred stock; and (g) $1.8 million of fees related to the issuance of preferred shares. The decrease of $913.9 million in cash provided by financing activities was partially offset by: (a) $443.2 million of Navios Holdings’ loan proceeds (net of relating finance fees of $23.4 million) in connection with (i) $178.2 million of loan proceeds related to Navios Acquisition, (ii) $0.3 million of loan proceeds relating to the logistics business; and (iii) $288.1 million of loan proceeds relating to all other facilities of Navios Holdings; (b) $400.0 million of proceeds from Navios Acquisition’s 8.625% first priority ship mortgage notes due 2017; (c) a $17.7 million decrease in restricted cash relating to loan repayments; (d) $0.4 million of proceeds from issuance of common shares; and (e) $33.4 million of net proceeds from the offering of 6,500,000 shares of Navios Acquisition that was completed on November 19, 2010.

Cash provided by financing activities for the year ended December 31, 2009 was the result of $603.2 million of loan proceeds (net of relating financing fees of $18.1 million) in connection with: (a) a $48.5 million drawdown from the loan facility with DNB NOR BANK ASA for the construction of one Capesize vessel; (b) a $124.5 million drawdown from the loan facilities of Emporiki Bank of Greece for the construction of two Capesize vessels; (c) a $60.0 million drawdown from Commerzbank for the acquisition of the Navios Bonavis; (d) a $115.8 million million drawdown from Commerzbank for the construction of three Capesize vessels; (e) a $120.0 million drawdown from Deka Bank for the acquisition of two Capesize vessels; (f) a $20.0 million drawdown of the unsecured bond for the acquisition of the Navios Pollux; (g) a $110.0 million drawdown from the Marfin Egnatia Bank loan facility; and (h) the net movement of $22.5 million from the Navios Logistics loan due to the drawdown for the construction of the Makenita H and the acquisition of Hidronave S.A. This was partially offset by: (a) the acquisition of treasury stock amounting to $0.7 million; (b) the $9.5 million increase in restricted cash required under the amendment in one of the Company’s facility agreements; (c) the $27.6 million of dividends paid during 2009 in connection with the third quarter and fourth quarter of 2008 and the first and second quarters of 2009; and (d) a $334.0 million repayment of Navios Holdings’ outstanding debt.

Adjusted EBITDA: EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA for the years ended December 31, 2011 and 2010 was $260.8 million and $356.1 million, respectively. The $95.3 million decrease in Adjusted EBITDA was primarily due to: (a) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $17.3 million to $111.9 million for the year ended December 31, 2011 from $94.6 million in the same period of 2010; (b) an increase in losses from derivatives of $4.3 million to a $0.2 million loss for the year ended December 31, 2011 from a $4.1 million gain in the same period of 2010; (c) a decrease in interest income from investments in finance leases by $0.9 million; (d) an increase in net other expense by $9.5 million to $11.3 million for the year ended December 31, 2011 from $1.8 million in the same period of 2010; (e) a decrease in gain on sale of assets by $16.6 million; (f) a decrease in gain on fair value of investment in Navios Acquisition of $53.0 million; (g) a $21.2 million increase in losses on bond extinguishment; (h) an increase in noncontrolling interest income (including preferred stock dividends and preferred stock dividends attributable to the noncontrolling interest) of $1.0 million to a $0.5 million gain for the year ended December 31, 2011 from a $0.5 million loss for the same period in 2010; and (i) a decrease in equity in net earnings from affiliated companies of $5.4 million to $35.2 million for the year ended December 31, 2011 from $40.6 million in the same period of 2010. The overall variance of $129.2 million was partially offset by: (a) an increase in revenue of $9.4 million to $689.3 for the year ended December 31, 2011 from $679.9 million for the same period in 2010; (b) a decrease of $12.4 million in time charter, voyage and logistic business expenses to $273.3 million for the year ended December 31, 2011 from $285.7 million for the same period in 2010; (c) a decrease in general and administrative expenses of $7.6 million (excluding share based compensation expenses) to $48.5 million for the year ended December 31, 2011 from $56.1 million in the same period of 2010; and (d) a decrease in provision for losses on accounts receivable of $4.5 million to $0.2 million for the year ended December 31, 2011 from $4.7 million in the same period of 2010.

Adjusted EBITDA for the years ended December 31, 2010 and 2009 was $356.1 million and $206.8 million, respectively. The $149.3 million increase in Adjusted EBITDA was primarily due to: (a) an increase in revenue of $81.2 million to $679.9 for the year ended December 31, 2010 from $598.7 million for the same period in 2009; (b) a decrease of $30.8 million in time charter, voyage and logistic business expenses to $285.7 million for the year ended December 31, 2010 from $316.5 million for the same period in 2009; (c) an increase in gains from derivatives of $3.7 million to $4.1 million for the year ended December 31, 2010 from $0.4 million in the same period of 2009; (d) a decrease in net other expense by $12.0 million to $1.8 million for the year ended December 31, 2010 from $13.8 million in the same period of 2009; (e) an increase in gain on sale of assets by $34.6 million; (f) a gain on fair value of investment in Navios Acquisition of $17.7 million; (g) a decrease in noncontrolling interest income of $3.5 million to a $0.5 million loss for the year ended December 31, 2010 from $3.0 million of income for the same period in 2009; and (h) an increase in equity in net earnings from affiliated companies of $11.4 million to $40.6 million for the year ended December 31, 2010 from $29.2 million in the same period of 2009. The overall variance of $194.9 million was partially offset by: (a) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $28.3 million to $94.6 million for the year ended December 31, 2010 from $66.3 million in the same period of 2009; (b) an increase in general and administrative expenses of $14.4 million (excluding share based compensation expenses) to $56.1 million for the year ended December 31, 2010 from $41.7 million in the same period of 2009; (c) an increase in provision for losses on accounts receivable by $2.5 million to $4.7 million for the year ended December 31, 2010 from $2.2 million in the same period of 2009; and (d) a decrease in interest income from investments in finance leases by $0.4 million to $0.9 million for the year ended December 31, 2010 from $1.3 million in the same period of 2009.

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings loans

In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (“2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the write off of $21.2 million from deferred financing fees, which is recorded in the statement of income under “Loss on bond extinguishment”.

Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “2019 Co-Issuers”) issued $350.0 million in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, the 2019 Co-Issuers and the guarantors filed a registration statement on June 21, 2011, that was declared effective on August 23, 2011. The exchange offer of the privately placed notes with publicly registered notes with identical terms was completed on September 30, 2011. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2011.

Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Mortgage Notes Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of December 31, 2011

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2011, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility and it has been amended and repaid as the vessels have been sold.

In April 2010, Navios Holdings amended its facility agreement with HSH/Commerzbank as follows: (a) to release certain pledge deposits amounting to $117.5 million and to accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 basis points to 175 basis points depending on the specified security value. In April, 2010, the available amount of $21.6 million under the revolving facility was drawn and an amount of $117.5 million was kept in a pledged account. As of September 30, 2010, restricted cash of $18.0 million for financing the Navios Vector acquisition was drawn. The amount of $74.0 million for financing the Navios Melodia and the Navios Fulvia acquisitions ($37.0 million for each vessel) was drawn from the pledged account and a prepayment of $25.6 million was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010 and 2011.

The loan facility requires compliance with financial covenants, including a specified SVM compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.

On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71.9 million.

On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20.2 million of the outstanding loan associated with this vessel.

As of December 31, 2011, the outstanding revolving credit facility is repayable in five quarterly installments of $0.8 million and seven quarterly installments of $0.2 million with a final balloon payment of $2.0 million on the last payment date and the outstanding term loan facility is repayable in five quarterly installments of $0.5 million and six quarterly installments of $1.1 million with a final balloon payment of $34.4 million on the last payment date.

As of December 31, 2011, the outstanding amount under the revolving credit facility was $7.8 million and the outstanding amount under the loan facility was $43.8 million.

Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130.0 million.

On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64.4 million and the outstanding amount of the facility was reduced to $64.4 million. The interest rate of the amended facility is based on a margin of 175 basis points. The amended facility is repayable in seven semi-annual installments of $2.5 million and 10 semi-annual installments of $1.6 million with a final balloon payment of $11.3 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $43.9 million.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75.0 million (divided into two tranches of $37.5 million) to partially finance the acquisition costs of two Capesize vessels. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of December 31, 2011 is repayable in 18 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37.5 million of the outstanding loan associated with this vessel. As of December 31, 2011, the outstanding amount under this facility was $34.8 million.

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1.5 million, with a final balloon payment of $10.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the full amount was drawn and the outstanding amount under this facility was $38.5 million.

In August 2011, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of a newbuilding bulk carrier, the Navios Avior, which is expected to be delivered in May 2012. The facility is repayable in 20 semi-annual equal installments of $0.8 million after the drawdown date, with a final balloon payment of $8.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, an amount of $20.9 million was drawn and outstanding under this facility.

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier, the Navios Centaurus, which is expected to be delivered in March 2012. The facility is repayable in 20 semi-annual equal installments of $0.8 million after the drawdown date, with a final balloon payment of $8.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, an amount of $10.2 million was drawn and outstanding under this facility.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches amounting to $66.5 million was cancelled following the cancellation of construction of one Capesize bulk carrier. The interest rate of the amended facility is based on a margin of 225 basis points as defined in the new agreement. As of December 31, 2011, the outstanding loan facility is repayable in eight semi-annual installments of $2.9 million, with a final payment of $29.7 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $52.9 million.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings, and amended the loan. The loan bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2011, the outstanding loan is repayable in 22 equal quarterly installments of $0.6 million, with a final balloon payment of $23.9 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $37.1 million.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39.0 million was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39.0 million kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of December 31, 2011, $75.0 million was outstanding under this facility.

Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110.0 million to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. It. As of September 7, 2010, the available amount of the loan facility was reduced to $30.0 million. On May 10, 2011, the amount of $18.9 million was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $0.5 million, with a final balloon payment of $15.6 million on the last payment date. This loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2011, the outstanding amount under this facility was $17.9 million and an amount of $12.1 million was still undrawn.

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

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010, respectively, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. The third and fourth tranches of the facility are repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $0.9 million and $0.8 million, respectively, with a final payment of $24.7 million and $23.4 million, respectively, on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount was $104.6 million.

Unsecured Bond: In July 2009, Navios Holdings issued a $20 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrues on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.

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

Navios Logistics Loans

Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25% (“the Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Under a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors were obliged to file a registration statement prior to January 7, 2012 that enables the holders of the Logistics Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms. Pursuant to this registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors filed a registration statement on November 11, 2011 that was declared effective on February 17, 2012. The exchange offer of the privately placed notes with publicly registered notes with identical terms expired on March 23, 2012 and was completed on March 27, 2012 with an aggregate of $191.6 million in principal amount, or 95.81%, of the outstanding privately placed notes tendered for exchange. The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The net proceeds from the Logistics Senior Notes were approximately $193.2 million after deducting fees and estimated expenses relating to the offering. The net proceeds from the Logistics Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes.

Marfin Facility

On March 31, 2008, Nauticler S.A. (“Nauticler”)(a subsidiary of Navios Logistics) entered into a $70.0 million loan facility for the purpose of providing Nauticler with investment capital to be used in connection with one or more investment projects. In March 2009, Navios Logistics transferred its loan facility of $70.0 million to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with Nauticler to provide for a $40.0 million revolving credit facility. On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A., a subsidiary of Navios Holdings, finalized the documentation of the $40.0 million revolving credit facility for working and investment capital purposes. On April 12, 2011, following the completion of the sale of $200.0 million of Logistics Senior Notes, Navios Logistics fully repaid the $70.0 million loan facility with Marfin Popular Bank using a portion of the proceeds from the Logistics Senior Notes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The commitment requires that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing the Logistics Senior Notes.

Non-Wholly Owned Subsidiaries’ Indebtedness

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid total consideration of $8.5 million for such noncontrolling interests ($8.6 million including transactions expenses), and simultaneously paid $53.2 million in full and final settlement of all amounts of indebtedness of such joint ventures.

In connection with the acquisition of Horamar, Navios Logistics had assumed a $9.5 million loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of a 8,974 dwt double hull tanker, the Malva H. After the vessel’s delivery, the interest rate had been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date was not to extend beyond December 31, 2011. The loan could be pre-paid before such date, with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

Navios Logistics assumed a $2.3 million loan facility that was entered into by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bore interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $0.5 million, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of December 31, 2011, the loan had been fully repaid.

On September 4, 2009, HS Navigation Inc. had entered into a loan facility for an amount of up to $18.7 million that bore interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments equal to at least the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

On December 15, 2009, HS Tankers Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24.0 million which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments equal to at least the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

On December 20, 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14.4 million which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments equal to at least the higher of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $0.3 million, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2011, the outstanding loan balance was $0.7 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $5,740 each and the final repayment date cannot extend beyond August 10, 2021. The loan also requires compliance with certain covenants.

As of December 31, 2011, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2011, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities. The maturity table below includes principal payments of the drawn portion of credit facilities associated with the financing of the construction of two Panamax vessels which will be delivered during the first and second quarter of 2012.

Year	Amount in millions of U.S. dollars
2012	$70.1
2013	64.8
2014	85.9
2015	60.6
2016	24.3
2017 and thereafter	1.152.3

Total	$1.458.0

Working Capital Position: On December 31, 2011, Navios Holdings’ current assets totalled $371.0 million, while current liabilities totalled $252.0 million, resulting in a positive working capital position of $119.0 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2012 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2012.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital expenditures: Since 2007, the Company entered into various agreements for the acquisition of newbuild Capesize vessels which were delivered on various dates until February 2011. As of December 31, 2011, the Company took delivery of 16 Capesize vessels (the Navios Bonavis, the Navios Happiness, the Navios Pollux, the Navios Aurora II, the Navios Lumen, the Navios Phoenix, the Navios Stellar, the Navios Antares, the Navios Melodia, the Navios Fulvia, the Navios Buena Ventura, the Navios Bonheur, the Navios Etoile, the Navios Luz, the Navios Altamira and the Navios Azimuth) and three Ultra Handymax vessels (the Navios Celestial, the Navios Vega and the Navios Astra). Navios Holdings has no further newbuilding vessel capital expenditures commitments for the vessels Navios Centaurus and Navios Avior, which are scheduled for delivery in the first and second quarter of 2012, respectively.

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2011 and 2010, none of the customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue.

In addition we have insured our charter-out contracts through a “AA” rated governmental agency of a European Union member state, which provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such insurance).

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

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

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the dry bulk market at any given time. For other trends affecting our business, please see other discussions in “Item 5-Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are disclosed in Navios Holdings’ Consolidated Financial Statements included in this Annual Report. As of December 31, 2011, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits which are included as a component of restricted cash. Navios Holdings issued no guarantees to third parties at December 31, 2011 and 2010.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6.6 million ($2.9 million relating to VAT-related matters, $1.7 million for withholding tax-related matters, $1.5 million relating to provisions for claims and others and $0.5 million for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2011, the remaining liability related to these pre-acquisition contingencies amounted to $2.8 million ($4.7 million in 2010 and $6.0 million in 2009) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

On July 19, 2011, in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, Navios Logistics had undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee did not exceed $1.5 million and remained in full force and effective until December 31, 2011.

F. Contractual Obligations as at December 31, 2011:

Payment due by period ($ in millions)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)(2)(5)	$1,458.0	$70.1	$150.7	$84.9	$1,152.3
Operating Lease Obligations (Time Charters)	974.6	112.4	216.9	202.9	442.4
Operating Lease Obligations Pushboats and Barges (Time Charters)	10.2	5.2	3.9	1.1	—
Capital lease obligations	31.2	31.2	—	—	—
Dry vessel deposits(3)	9.3	9.3	—	—	—
Rent Obligations(4)	15.2	2.2	4.1	4.3	4.6

Total	$2,498.5	$230.4	$375.6	$293.2	$1,599.3

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.30% to 3.00% per annum.
(2)	The long-term debt contractual obligations includes in the amount shown for more than five years the future principal payments of the drawn portion of credit facilities associated with the financing of the construction of two Panamax vessels, the Navios Centaurus and the Navios Avior, which will be delivered during the first and second quarter of 2012, respectively.
(3)	Future remaining contractual deposits for the two Navios Holdings owned Panamax vessels, the Navios Centaurus and the Navios Avior, which will be delivered during the first and second quarter of 2012, respectively.
(4)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios ShipManagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreements that expires in 2017 and 2019. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview – Facilities.”
(5)	The amount does not include unamortized discount associated with our senior notes and ship mortgage notes.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have a significant impact on Navios Holdings’ consolidated financial statements.

Supplementary Pro Forma Information for Business Combinations

In December 2010, the FASB issued an amendment of the Accounting Standards Codification regarding Business Combinations. This amendment affects any public entity as defined by Topic 805 that enters into business combinations that are material on an individual or aggregate basis. The amendments specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Holdings adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Holdings’ consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance requires prospective application. The adoption of the new standard is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. Navios Holdings elected to early adopt this amendment and adoption of the new amendment did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment will be adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

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

Accounting for Derivative Financial Instruments and Hedge Activities:

The Company enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts.

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

The Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statements of income. For FFAs that qualify for hedge accounting the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are being reclassified to earnings under “Revenue” in the statements of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For all years ended December 31, 2011, 2010 and 2009, no losses/gains were included in “Accumulated Other Comprehensive Income/ (Loss)”, and losses/gains were reclassified to earnings.

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

Stock-based Compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two or three years and three years, respectively. On December 17, 2009 and December 16, 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the

Company’s stock option plan for its employees, officers and directors. The awards on December 17, 2009 and December 16, 2010 of restricted common stock and restricted stock units to its employees, officers and directors vest over three years. On December 5, 2011, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which vest over three years.

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the vessel carrying value of the vessel and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuldings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2011, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related, impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of two year forward freight agreements and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, running cost based on current year actual, and assuming an annual increase of 3.0% after 2012, and a utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

For the deposits for newbuild vessels, the net cash flows also included the future cash outflows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). Accordingly, no impairment charge was recorded.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is typically estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future that would expose Navios Holdings to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

Vessel, Port Terminal, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combination or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminal, tanker vessels, barges, push boats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and pushboats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

Deferred Drydock and Special Survey Costs:

The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively for vessels, every 60 months for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written off to income in the year the vessel, barge or push boat is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows from the shipping operations were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of two year forward freight agreements and the 10-year average historical charter rates available for each type of vessel adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time horizon for long lived assets. The future cash flows from logistics operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which the Company operates. Even though the Company performed several stress tests to the discounted cash flow analysis, including after assuming that charter rates would not recover to the 10-year average historical charter rates for a prolonged period of time, the discounted cash flow analyses would still result in the fair values exceeding the carrying amounts of the reporting units.

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

The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years.

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

Investments in Equity Securities:

The Company evaluates its investments in Navios Acquisition for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects of Navios Acquisition, and (3) the intent and ability of the Company to retain its investment in Navios Acquisition for a period of time sufficient to allow for any anticipated recovery in fair value. During 2011 the Company did not recognize any impairment loss in earnings.

As of December 31, 2011, management considers the decline in market value of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

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

As of December 31, 2011 and 2010, the carrying amounts of the AFS Securities were $82.9 million and $99.1 million, respectively, and the unrealized holding gains related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $6.2 million, $32.6 million and $15.2 million, respectively, as of December 31, 2011, 2010 and 2009. During 2011, 2010, and 2009, the Company recognized in earnings realized losses amounting to $0, $0 and $13.8 million, respectively.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above require the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	47	Chairman of the Board and Chief Executive Officer
George Achniotis	47	Chief Financial Officer
Ted C. Petrone	57	President of Navios Corporation and Director
Vasiliki Papaefthymiou	43	Executive Vice President, Legal and Director
Anna Kalathakis	42	Senior Vice President, Legal Risk Management
Shunji Sasada*	54	Chief Operating Officer — Navios Corporation
Leonidas Korres	36	Senior Vice President, Business Development
Efstratios Desypris	38	Chief Financial Controller
Ioannis Karyotis	35	Senior Vice President, Strategic Planning
Spyridon Magoulas	58	Director
John Stratakis	47	Director
Efstathios Loizos	50	Director
George Malanga	54	Director

*	Significant employee

Angeliki Frangou has been Navios Maritime Holdings Inc. Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has served as the Chairman and Chief Executive Officer of Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange, since August 2007, and as the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, an affiliated corporation also trading on the New York Stock Exchange. Ms. Frangou is also the Chairman of the board of directors of Navios South American Logistics since its inception in December 2007. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is a member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Maritime Partners L.P., a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings He has more than 19 years experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and he holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became a director of Navios Holdings in May 2007, having become President of Navios Corporation in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 34 years, of which 31 have been with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone has been responsible for all aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also President of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Shunji Sasada became Chief Operating Officer of Navios Corporation in June 2007. Previously, as Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada remains President of Navimax Corporation, the Ultra Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai.He is a graduate of Keio University, Tokyo, with a B.A. degree in Business.

Leonidas Korres has been our Senior Vice President – Business Development since February 2011. Mr. Korres is also the Chief Financial Officer of Navios Maritime Acquisition Corporation since April 2010, and previously served as Senior Vice President for Business Development since January 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a Senior Financial Advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a Non-Profit Company. From June2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for exploiting the Olympic venues. Mr. Korres earned his Bachelor’s degree in Economics from the Athens University of Economics and Business and his Master’s degree in Finance from the University of London.

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris is also the Chief Financial Officer of Navios Maritime Partners L.P. since January 2010. Mr. Desypris has previously served as Financial Controller of Navios Holdings since May 2006. He is also the Senior Vice President—Strategic Planning of Navios South American Logistics Inc. Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Ioannis Karyotis has been our Senior Vice President – Strategic Planning since February 2011. Mr. Karyotis is also Chief Financial Officer of Navios South American Logistics Inc. since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a Master’s of Science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

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

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 25 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 12 years. His credit risk experience includes Head of the Asset Recovery, domestic corporate credit and eventually as Chief Credit Officer. Mr. Malanga holds a bachelor degree in Business Administration from Rutgers College and an MBA in Finance from New York University.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $5.2 million for the year ended December 31, 2011. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $0.1 million. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively. On December 17, 2009 and December 16, 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The awards on December 17, 2009 and December 16, 2010, of restricted common stock and restricted stock units to its employees, officers and directors, vest over three years. On December 5, 2011, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which vest over three years. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date. Stock options have been granted to executives and directors only and vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for seven years after its vesting date. As of the filing of this Annual Report on Form 20-F: a) 3,563,826 stock options to purchase the Company’s common stock have been issued of which 1,447,790 have vested and 261,155 have been exercised at an exercise price of $3.18 per share; 288,000 options were granted at an exercise price of $16.75 per share, 571,266 options were granted at an exercise price of $3.18 per share, 405,365 options were granted at an exercise price of $5.87 per share, 954,842 options were granted at an exercise price of $5.15 per share; 1,344,353 options were granted at an exercise price of $3.81 per share and b) 2,226,512 shares of restricted stock and restricted stock units have been issued of which 893,275 have vested and in the aggregate 46,062 were forfeited during the years from 2007 until 2011. Non-employee directors receive annual fees in the amount of $45,000 each plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, plus reimbursement of their out-of-pocket expenses, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In April 2010 and in June 2010, Navios Holdings, following the resignations of Allan Shaw and Rex Harrington, appointed George Malanga and Efstathios Loizos to its Board of Directors, respectively. The term of office of the first class of directors, consisting of John Stratakis, George Malanga and Efstathios Loizos will expire in December 2012. The term of office of the second class of directors, consisting of Ted C. Petrone and Spyridon Magoulas, will expire in 2013. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in November 2014. No directors are entitled to any benefits upon termination of their term.

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

With respect to shore-side employees, as of December 31, 2011, Navios Holdings employs 118 employees in its Piraeus, Greece office, 13 employees in its New York, New York office and 9 employees in its Antwerp, Belgium office. Navios Logistics employs 41 employees in its Asuncion, Paraguay offices, with 99 employees at the port facility in San Antonio, 138 office employees in the Buenos Aires, Argentina office, eight employees in its Montevideo, Uruguay office, with an additional 130 employees working at the port facility in Nueva Palmira and 15 employees in its office in Brazil.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 14, 2012, based on 102,438,615 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	24,362,797	23.7%
George Achniotis	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Ted C. Petrone	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
George Malanga	*	*
Efstathios Loizos	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Shunji Sasada	*	*

*	Less than one percent
(1)	The business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.
(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20 million of common stock and as of March 26, 2012, she had purchased approximately $10.0 million in value of common stock.
(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 556,071 options, each for one share, vested but not yet exercised.

The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On October 18, 2007, 288,000 options were granted at an exercise price of $16.75 per share, on December 16, 2008, 571,266 options were granted at an exercise price of $3.18, on December 17, 2009, 405,365 options were granted at an exercise price of $5.87, on December 16, 2010, 954,842 options were granted at an exercise price of $5.15, and on December 5, 2011, 1,344,353 were granted at an exercise price of $3.81, all based on service conditions only.

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

On March 1, March 2, March 7, 2011 and June 23, 2011, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

The stock options vest in three equal tranches over a three-year period from the grant date. Each option remains exercisable seven years after its vesting date.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 26, 2012 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)	24,362,797	23.7%
FMR LLC(1)	5,139,133	5.060%

(1)	Disclaims beneficial ownership except to the extent of its pecuniary interest. Based solely on a Schedule 13G filed on February 14, 2011, FMR LLC (“FMR”) is deemed to be the beneficial owner of 5,139,133 shares as a result of being a parent holding company or control person of several other entities in accordance with Rule 13d-1(b)(ii)(G). Mr. Edward C. Johnson III, together with members of his family, through direct or indirect ownership of voting common shares of FMR, may be deemed to form a controlling group with respect to FMR and are therefore considered to be beneficial owners of the 5,139,133 shares beneficially owned by FMR.
(2)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 556,071 options, each for one share, vested but not yet exercised.

B. Related Party Transactions

Leases: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.5 million (approximately $0.6 million) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended to provide Navios ShipManagement Inc. with a lease for 1,112.75 square meters. The total annual lease payments are €0.4 million (approximately $0.5 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility of approximately 253.75 square meters in Piraeus, Greece to house part of the operations of the Company. The total annual lease payments are €0.08 million (approximately $0.1 million) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Acropolis: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2011 and 2010, the carrying amount of the investment was $0.2 million and $0.4 million, respectively. Dividends received for each of the years ended December 31, 2011, 2010 and 2009 were $0.6 million, $1.0 million, and $0.9 million, respectively. Commissions paid to Acropolis for each of the years ended December 31, 2011, 2010 and 2009, were $0.01 million, $0.2 million, and $0.3 million, respectively. Included in the trade accounts payable at both December 31, 2011 and 2010 is an amount of $0.1 million, which was due to Acropolis.

Management Fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. On October 27, 2009, the fixed fee period was extended for two years and the daily fees were amended to $4,500 per owned Ultra Handymax vessel, $4,400 per owned Panamax vessel and $5,500 per owned Capesize vessel. In October 2011, the fixed fee period was further extended until December 31, 2017, and the daily fees were amended to $4,650 per owned Ultra Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel until December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the years ended December 31, 2011, 2010 and 2009 amounted to $23.6 million, $19.7 million and $11.0 million, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel and $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the management agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6,000 and $7,000 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300,000 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the years ended December 31, 2011, 2010 and 2009 amounted to $35.7 million, $9.8 million and $0, respectively. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

General & Administrative Expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended on October 21, 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other sevices. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2011, 2010 and 2009 amounted to $3.4 million, $2.8 million and $1.8 million, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2011, 2010 and 2009 amounted to $1.5 million, $0.4 million and $0, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2011, 2010 and 2009 amounted to $0.4 million, $0 and $0, respectively.

Balance Due from Affiliates: The balance due from affiliates at December 31, 2010 amounted to $2.6 million (2009: $2.0 million) which included the current amounts due from Navios Partners (2009: $2.0 million). The balances mainly consisted of management fees, administrative fees and other expenses.

The balance due from affiliates as of December 31, 2011 amounted to to $49.4 million (December 31, 2010: $2.6 million) which included the current amounts due from Navios Partners and Navios Acquisition of $4.1 million (December 31, 2010: $2.6 million) and $45.3 million, respectively. The balances mainly consisted of management fees, administrative fees and other expenses. Additionally, the balance due from Navios Acquisition included drydocking expenses.

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

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners would not acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners.

During 2009, Navios Holdings sold the Navios Apollon and the rights to the Navios Sagittarius to Navios Partners. The total sale price consisted of $66.6 million in cash.

During 2010, Navios Holdings sold five vessels to Navios Partners: the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia and the Navios Fulvia. The total sale price consisted of $425.0 million in cash and $35.0 million in common units (1,174,219 common units for the Navios Aurora II, 352,139 common units for the Navios Melodia and 436,231 common units for the Navios Fulvia) of Navios Partners.

During 2011, Navios Holdings sold two vessels, the Navios Luz and the Navios Orbiter to Navios Partners. The total sale price consisted of $120.0 million in cash and $10.0 million in common units (507,916 common units) of Navios Partners.

The investment in the common units is classified as “Investments in available for sale securities”. The total gain from the sale of vessels was recognized at the time of sale in the statements of income under “Gain on sale of assets”. The remaining amount which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners has been deferred under “Other long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. As of December 31, 2011 and December 31, 2010, the unamortized deferred gain for all vessels and rights sold totaled $41.0 million and $38.6 million, respectively, and for the years ended December 31, 2011, 2010 and 2009, Navios Holdings recognized $12.0 million, $18.7 million and $11.9 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offerings of: (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 (plus 360,400 overallotment units in October 2009); (c) 4,000,000 common units in November 2009; (d) 3,500,000 common units (plus 525,000 overallotment units) in February 2010; (e) 4,500,000 common units (plus 675,000 overallotment units) in May 2010; (f) 5,500,000 common units (plus 825,000 overallotment units) in October 2010; (g) 4,000,000 common units (plus 600,000 overallotment units) in April 2011 and the sale of all vessels from Navios Holdings to Navios Partners, Navios Holdings’ interest in Navios Partners is currently 27.1%, including a 2% GP interest.

Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million. With the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6.1 million. The 1,000,000 subordinated Series A units are included in “Investments in affiliates”.

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

Navios Holdings had agreed that, until the consummation of a business combination, it would make office space available for use by Navios Acquisition, as well as certain office and secretarial services as may be required from time to time. Navios Acquisition agreed to pay Navios Holdings $10,000 per month for such services; and the charge was included in general and administrative expenses. Total general and administrative fees charged for the years ended December 31, 2010, 2009 and 2008 amounted to $0, $0.1 million and $0.1 million, respectively.

Following the consummation of its business combination, on May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services.

Acquisition of Eleven Product Tanker Vessels and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457.7 million.

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

Navios Holdings exchanged 7.7 million shares of Navios Acquisition’s common stock it held for non-voting preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. Following this exchange, Navios Holdings’ interest in Navios Acquisition decreased to 45%.

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

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings and received $0.4 million as an arrangement fee. The $40.0 million facility has a margin of LIBOR plus 300 basis points and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40.0 million. Pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Following the issuance of the notes in October 2010 and during the first half of 2011, Navios Acquisition prepaid $6.0 million of this facility and, during the second half of 2011, Navios Acquisition drew down $33.6 million from the facility. As of December 31, 2011, the outstanding amount under this facility was $40.0 million (2010: $12.4 million which was eliminated upon consolidation of Navios Aqusition) and was recorded under “Loan receivable from affiliate company”.

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

On February 18, 2011, the Board of Directors declared a dividend of approximately $6.1 million for the fourth quarter of 2010 of $0.06 per common share paid on April 8, 2011 to stockholders of record as of March 16, 2011.

On May 17, 2011, the Board of Directors declared a dividend of approximately $6.1 million for the first quarter of 2011 of $0.06 per common share paid on July 7, 2011 to stockholders of record as of June 15, 2011.

On August 18, 2011, the Board of Directors declared a dividend of approximately $6.1 million for the second quarter of 2011 of $0.06 per common share paid on October 6, 2011 to stockholders of record as of September 22, 2011.

On November 14, 2011, the Board of Directors declared a dividend of approximately $6.1 million for the third quarter of 2011 of $0.06 per common share paid on January 4, 2012 to stockholders of record as of December 19, 2011

On February 20, 2012, the Board of Directors declared a dividend of approximately $6.1 million for the fourth quarter of 2011 of $0.06 per common share payable on April 12, 2012 to stockholders of record as of March 22, 2012.

B. Significant Changes

Not applicable.

Item 9. Listing Details

As of February 22, 2007, the Company’s common stock and warrants were no longer trading as a unit, and as of such date, the principal trading market for our securities has been the New York Stock Exchange (“NYSE”) under the symbols “NM” for our common stock and “NMWS” for our warrants. On December 9, 2008, our publicly traded warrants expired and ceased to be publicly traded. For the period from November 3, 2005 to February 22, 2007 our common stock, warrants and units were trading on the Nasdaq National Market (“NASDAQ”) under the symbols “BULK”, “BULKW” and “BULKU”, respectively. Prior to November 3, 2005, the principal trading market of our securities was the Over-The-Counter Bulletin Board (“OTCBB”).

The following table sets forth, for the periods indicated, the reported high and low market prices of our common stock, warrants and units on the New York Stock Exchange.

On March 27, 2012, the closing price of our common stock was $4.21. The quotations listed below reflect high and low market prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a) For the four most recent full financial years: the annual high and low market prices:

	Common Stock		Warrants(*)		Units
Year Ended	High	Low	High	Low	High	Low
December 31, 2011	$5.99	$2.88	$—	$—	$—	$—
December 31, 2010	$7.55	$4.38	$—	$—	$—	$—
December 31, 2009	$6.60	$1.68	$—	$—	$—	$—
December 31, 2008	$14.95	$1.10	$9.91	$0.01	$—	$—

(b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock		Warrants(*)		Units
Quarter Ended	High	Low	High	Low	High	Low
December 31, 2011	$4.20	$2.88	$—	$—	$—	$—
September 30, 2011	$5.24	$2.88	$—	$—	$—	$—
June 30, 2011	$5.99	$4.82	$—	$—	$—	$—
March 31, 2011	$5.80	$4.76	$—	$—	$—	$—
December 31, 2010	$6.29	$5.00	$—	$—	$—	$—
September 30, 2010	$6.01	$4.38	$—	$—	$—	$—
June 30, 2010	$7.55	$4.63	$—	$—	$—	$—
March 31, 2010	$7.28	$5.50	$—	$—	$—	$—

(c) For the most recent six months: the high and low closing prices for each month:

	Common Stock		Warrants(*)
Month Ended	High	Low	High	Low
February 2012	$4.40	$3.52	$—	$—
January 2012	$3.75	$3.41	$—	$—
December 2011	$4.20	$3.35	$—	$—
November 2011	$3.84	$3.20	$—	$—
October 2011	$3.97	$2.88	$—	$—
September 2011	$3.94	$3.14	$—	$—

(*)	The warrants ceased to be publicly traded upon their expiration on December 9, 2008.

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2005 with file number 333-129382; Exhibit 99.1 of Form 6-K, filed on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference and the following filings on Form 6-K (file number 001-33311) filed with the SEC : Exhibit 99.2 of Form 6-K filed on October 6, 2008; Exhibit 3.1 of Form 6-K filed on July 7, 2009; Exhibit 3.1 of Form 6-K filed on September 22, 2009; Exhibit 3.1 of Form 6-K filed on September 24, 2009; Exhibit 3.1 of Form 6-K filed on February 4, 2010; Exhibit 1.1 of Form 6-K filed on November 15, 2010; Exhibit 1.1 of Form 6-K filed on December 22, 2010, each of which the Company hereby incorporates by reference.

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

D. Exchange controls

Under the laws of the Marshall Islands, Uruguay, Liberia, Panama, Belgium, Luxembourg, Malta, Brazil, Paraguay, Cayman Islands, Hong Kong and the British Virgin Islands, the countries of incorporation of the Company and its subsidiaries, there are currently no restrictions on the export or import of capital, including foreign exchange controls, or restrictions that affect the remittance of dividends, interest or other payments to non-resident holders of our common stock.

In the case of Argentina, however, it should be noted that since the year 2001, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 but have not been eliminated. Additionally, there can be no assurance that local authorities in Argentina will not modify such regulations.

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

Navios Logistics subsidiaries are incorporated in countries which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay.Income tax liabilities for the current and prior periods relating to the Argentinean subsidiaries are measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Mínima Presunta” or Alternative Minimum Income Tax). This is a 1% tax applicable over the gross value of the corporate assets (based on tax law criteria). Income tax liability of a given fiscal year is creditable against the Alternative Minimum Income Tax liability of such year. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. In the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

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

Tax Treatment of Common Stock

Distributions

Subject to the discussion of passive foreign investment companies (PFICs) below, distributions made by Navios Holdings with respect to Navios Holdings common stock to a U.S. Holder will generally constitute dividends to the extent of Navios Holdings’ current or accumulated earnings and profits, as determined under United States federal income tax principles, and will be included in the U.S. Holder’s gross income. Distributions in excess of such earnings and profits will first be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in his common stock on a dollar-for-dollar basis and thereafter as capital gain. Because Navios Holdings is not a United States corporation, U.S. Holders that are corporations will not be entitled to claim dividends and receive deductions with respect to any distributions it receives from Navios Holdings. Dividends paid with respect to Navios Holdings’ common stock will generally be treated as “passive income” for purposes of computing allowable foreign tax credits for United States foreign tax credit purposes.

Dividends paid on Navios Holdings common stock to a U.S. Holder who is an individual, trust or estate, a U.S. Non-Corporate Holder, will, under current law, generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates (through 2012), provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) the dividend income is not required to be included in gross income under the controlled foreign corporation rules; (3) Navios Holdings is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios Holdings does not believe it is or will be); (4) the U.S. Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (5) the U.S. Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend” which is generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock paid by Navios Holdings. If Navios Holdings pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income”, then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

Sale, Exchange or Other Disposition of Common Stock

Assuming Navios Holdings does not constitute with respect to a U.S. Holder a passive foreign investment company for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of Navios Holdings common stock in an amount equal to the difference between the amount realized by the US Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition. Such capital gain or loss will generally be treated as United States source income or loss, as applicable, for United States foreign tax credit purposes. Long-term capital gains of US Non-Corporate Holders are eligible for reduced rates of taxation. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. See “United States Federal Income Tax Considerations” above for a discussion of certain tax basis and holding period issues related to Navios Holdings common stock.

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

Sale, Exchange or other Disposition of Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of Navios Holdings’ common stock, unless:

•

the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if the Non-U.S. Holder is entitled to the benefits of an income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of disposition or is otherwise treated as a United States resident for income tax purposes and other conditions are met.

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

Interest Rate Risk:

Debt Instruments — On December 31, 2011 and December 31, 2010, Navios Holdings had a total of $1,458.0 million and $2,082.1 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed in “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore changes in interest rates would have an effect on their interest rate and related expense. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates affect their value, which as of December 31, 2011 was $841.5 million, but do not affect the related interest expense. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2011 by $5.1 million.

For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long-term Debt Obligations and Credit Arrangements” included in Item 5 of this Annual Report.

Interest Rate Swaps — Navios Holdings has entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps. Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.

There are no swap agreements as of December 31, 2011 and 2010, as all swap agreements expired during 2010.

FFAs Derivative Risk:

FFAs — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. The effectiveness of a hedging relationship is assessed at its inception and then throughout the period of its designation as a hedge. If an FFA qualifies for hedge accounting, any gain or loss on the FFA, as accumulated in “Accumulated Other Comprehensive Income/(Loss),” is first recognized when measuring the profit or loss of a related transaction. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gains or losses are recorded in “Accumulated Other Comprehensive Income/(Loss)” in the stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting together with the ineffective portion of those qualifying for hedge accounting are recorded in the statement of income under “Gain/(Loss) on Forward Freight Agreements.” The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” will be reclassified to earnings under “Revenue” in the statement of income in the same period or periods during which the hedged forecasted transaction affects earnings. The reclassification to earnings commenced in the third quarter of 2006 and extended until December 31, 2008, depending on the period or periods during which the hedged forecasted transactions affected earnings. All of the amount included in “Accumulated Other Comprehensive Income/(Loss)” had been reclassified to earnings as of December 31, 2008. For all years ended December 31, 2011, 2010 and 2009, no losses/gains were included in “Accumulated Other Comprehensive Income/ (Loss)”, and nothing was reclassified to earnings.

At December 31, 2011 and December 31, 2010, none of the “mark to market” positions of the open drybulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of income.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were no positions deemed to be open as of December 31, 2011, a ten percent change in underlying freight market indices would not have any effect on net income per year.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of the Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2011. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2011.

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

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2011. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management believes that, as of December 31, 2011, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item  16. [Reserved]

Item 16A. Audit Committee financial expert

Navios Holdings’ Audit Committee consists of three independent directors, Spyridon Magoulas, Efstathios Loizos and George Malanga. The Board of Directors has determined that Efstathios Loizos qualifies as “an audit committee financial expert” as defined in the instructions of Item 16A of Form 20-F. Mr. Loizos is independent under applicable NYSE and SEC standards.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2011 and 2010 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2011 and 2010 were $1.6 million and $2.0 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2011 and 2010.

Tax Fees

There were no tax fees billed in 2011 and 2010.

Other Fees

There were no other fees billed in 2011 and 2010.

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

As of December 31, 2011, the maximum approximate dollar value of shares that may be purchased under the November 2008 Program currently in effect is $23.1 million. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million. As of the years ended December 31, 2010 and 2009, 0 shares and 331,900 shares, respectively, were repurchased under this program for a total consideration of $0 and $0.7 million, respectively.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices.

Item 16H. Mine Safety disclosures

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-63 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Partners for each of the years ended December 31, 2011, 2010 and 2009 are being provided as a result of Navios Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2011 and, accordingly, the financial statements of Navios Partners for the year ended December 31, 2011 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 to this Annual Report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.2	Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation. (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on December 22, 2010).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007).

4.2	Financial Agreement, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on June 13, 2008).

4.3	Facility Agreement, dated as of June 24, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $133.0 million (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed on July 14, 2008).

4.4	Facility Agreement, dated as of November 10, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $90.0 million (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on December 10, 2008).

4.5	Loan Agreement, dated March 26, 2009, among Surf Maritime Co., Pueblo Holdings Ltd., Ginger Services Co. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on May 18, 2009).

4.6	Financial Agreement, dated March 20, 2009, between Nauticler S.A. and Marfin Popular Bank Public Co., Ltd. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on May 18, 2009).

4.7	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated March 23, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on May 18, 2009).

4.8	Amendment to Share Purchase Agreement, dated June 29, 2009, between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 7, 2009).

4.9	Amendment to Omnibus Agreement, dated June 29, 2009, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C., and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 7, 2009).

4.10	Facility Agreement for $240.0 million, dated June 24, 2009, among the Borrowers listed therein and Commerzbank AG (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on July 7, 2009).

4.11	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated July 10, 2009, among Chilali Corp., Rumer Holdings Ltd. and Emporiki Bank of Greece S.A. with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on August 5, 2009).

4.12	Amended and Restated Loan Agreement in respect of a loan facility of up to $120.0 million, dated May 25, 2009 with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 8, 2009).

4.13	Supplemental Agreement in relation to the Amended and Restated Loan Agreement dated May 25, 2009, dated July 16, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 8, 2009).

4.14	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated August 28, 2009 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on October 8, 2009).

4.15	Facility Agreement for $66.5 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on October 8, 2009).

4.16	Facility Agreement for $75.0 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on October 8, 2009).

4.17	Loan Agreement for up to $110.0 million, dated October 23, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on November 10, 2009 (File No. 091172561)).

4.18	Indenture relating to 8-7/8% First Priority Ship Mortgage Notes due 2017, dated November 2, 2009, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on November 10, 2009 (File No. 091172624)).

4.19	Registration Rights Agreement, dated as of November 2, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on November 10, 2009 (File No. 091172624)).

4.20	First Supplemental Indenture to the indenture dated November 2, 2009, dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.21	Credit Agreement, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 8, 2010).

4.22	Credit Agreement, dated as of April 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 8, 2010).

4.23	Second Supplemental Indenture, dated as of March 30, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 21, 2010).

4.24	Third Supplemental Indenture, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 21, 2010).

4.25	Fourth Supplemental Agreement, dated as of January 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 18, 2010).

4.26	Fifth Supplemental Agreement, dated as of April 28, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 18, 2010).

4.27	Fourth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on June 17, 2010).

4.28	Fifth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on June 17, 2010).

4.29	Facility Agreement for $40.0 million, dated as of August 20, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on September 1, 2010).

4.30	Loan Agreement for $40.0 million with Navios Maritime Acquisition Corporation, dated as of September 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on October 14, 2010).

4.31	Letter Amendment, dated as of September 24, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on October 14, 2010).

4.32	Facility Agreement of up to $40.0 million dated as of September 30, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on October 14, 2010).

4.33	Amended and Restated Loan Agreement for $120.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on November 15, 2010).

4.34	Fifth Supplemental Indenture, dated as of August 10, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 1, 2011).

4.35	Sixth Supplemental Indenture, dated as of January 28, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 1, 2011).

4.36	Indenture for the 8-1/2% Senior Notes due 2019, dated as of January 28, 2011 (Incorporated by reference to Exhibit 4.1 of the Form 6-K filed on February 1, 2011).

4.37	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of June 24, 2009, for $240.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 4, 2011).

4.38	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of September 30, 2010, for $40.0 million (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 4, 2011).

4.39	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of December 11, 2007 (as amended), for $154.0 million (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on February 4, 2011).

4.40	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for $75.0 million (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on February 4, 2011).

4.41	Supplemental Agreement dated January 28, 2011 relating to the Amended and Restated Loan Agreement, dated as of October 27, 2010, in respect of a loan facility of up to $120.0 million (Incorporated by reference to Exhibit 10.5 of the Form 6-K filed on February 4, 2011).

4.42	Supplemental Agreement dated January 28, 2011 relating to the Loan Agreement, dated as of October 23, 2009 (as amended), for a revolving credit facility of up to $110.0 million (Incorporated by reference to Exhibit 10.6 of the Form 6-K filed on February 4, 2011).

4.43	Sixth Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of February 1, 2007 (as amended), for a term loan facility of up to $280.0 million (Incorporated by reference to Exhibit 10.7 of the Form 6-K filed on February 4, 2011).

4.44	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 20, 2010, for a term loan facility of up to $40.0 million (Incorporated by reference to Exhibit 10.8 of the Form 6-K filed on February 4, 2011).

4.45	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for a term loan facility of up to $66.5 million (Incorporated by reference to Exhibit 10.9 of the Form 6-K filed on February 4, 2011).

4.46	The Indenture, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 of the Form 6-K filed on May 25, 2011).

4.47	The Registration Rights Agreement, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and S. Goldman Advisors LLC (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 25, 2011).

4.48	Supplemental Agreement No. 2, dated May 6, 2011, relating to a Loan Agreement, dated October 23, 2009, as amended, in respect of a revolving credit facility of up to $110,000,000 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 25, 2011).

4.49	The Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on May 25, 2011).

4.50	Letter of Amendment No. 1, dated October 21, 2010, to the Loan Agreement, dated September 7, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on May 25, 2011).

4.51	First Supplemental Indenture, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 22, 2011).

4.52	Seventh Supplemental Indenture, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 22, 2011).

4.53	Second Supplemental Indenture, dated as of July 26, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2011).

4.54	Facility agreement of up to $23,000,000, dated August 19, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 25, 2011).

4.55	Letter Agreement, dated November 8, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on November 28, 2011).

4.56	Facility agreement of up to $23,000,000, dated December 29, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on January 25, 2012).

4.57	Second Supplemental Indenture, dated as of December 29, 2011(Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on January 25, 2012).

4.58	Eighth Supplemental Indenture, dated as of December 29, 2011 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on January 25, 2012).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2011.

101

The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2011 and 2010; (ii) Consolidated Statements of Comprehensive Income for each of the years ended December 31, 2011, 2010 and 2009; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2011, 2010 and 2009; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2011, 2010 and 2009; and (v) the Notes to Consolidated Financial Statements as blocks of text.*

*	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chairman and Chief Executive Officer

Date: March 28, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) at December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2011 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

March 27, 2012

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2011	December 31, 2010
ASSETS
Current assets
Cash and cash equivalents	4, 12	$171,096	$207,410
Restricted cash	2, 11, 12	6,399	34,790
Accounts receivable, net	5	101,386	70,388
Short-term derivative assets	12	1,279	1,420
Due from affiliate companies	16	49,404	2,603
Prepaid expenses and other current assets	6	41,410	33,354

Total current assets		370,974	349,965

Deposit for vessel acquisitions	7	63,814	377,524
Vessels, port terminal and other fixed assets, net	7, 24	1,767,946	2,249,677
Long-term derivative assets	12	—	149
Restricted cash	2	—	18,787
Deferred financing costs, net	2	29,222	37,755
Deferred dry dock and special survey costs, net		19,413	12,007
Loan receivable from affiliate company	16	40,000	—
Investments in affiliates	9, 16	117,088	18,695
Investments in available for sale securities	7, 9, 16, 24	82,904	99,078
Other long term assets		18,854	10,370
Intangibles other than goodwill	8	243,273	327,703
Goodwill	3	160,336	175,057

Total non-current assets		2,542,850	3,326,802

Total assets		$2,913,824	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable		$52,113	$49,496
Dividends payable	2	6,149	7,214
Accrued expenses	10	63,870	62,417
Deferred income and cash received in advance	16	28,557	17,682
Short term derivative liability	12	—	245
Current portion of capital lease obligations	7	31,221	1,252
Current portion of long term debt	11	70,093	63,297

Total current liabilities		252,003	201,603

Senior and ship mortgage notes, net of discount	11	945,538	1,093,787
Long term debt, net of current portion	11	437,926	918,826
Capital lease obligations, net of current portion	7	—	31,009
Unfavorable lease terms	8	44,825	56,875
Other long term liabilities and deferred income	16	38,212	36,020
Deferred tax liability	2, 22	19,628	21,104

Total non-current liabilities		1,486,129	2,157,621

Total liabilities		1,738,132	2,359,224

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding for both December 31, 2011 and 2010.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 102,409,364 and 101,563,766, as of December 31, 2011 and 2010, respectively		10	10
Additional paid-in capital		542,582	531,265
Accumulated other comprehensive income		6,166	32,624
Retained earnings		510,348	495,684

Total Navios Holdings’ stockholders’ equity		1,059,106	1,059,583

Noncontrolling interest	23	116,586	257,960

Total stockholders’equity		1,175,692	1,317,543

Total liabilities and stockholders’equity		$2,913,824	$3,676,767

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
Revenue	20	$689,355	$679,918	$598,676
Time charter, voyage and logistics business expenses		(273,312)	(285,742)	(316,473)
Direct vessel expenses		(117,269)	(97,925)	(68,819)
General and administrative expenses		(52,852)	(58,604)	(43,897)
Depreciation and amortization	7, 8	(107,395)	(101,793)	(73,885)
Provision for losses on accounts receivable	5	(239)	(4,660)	(2,237)
Interest income from investments in finance leases		—	877	1,330
Interest income		4,120	3,642	1,699
Interest expense and finance cost, net	18	(107,181)	(106,022)	(63,618)
(Loss)/gain on derivatives	12	(165)	4,064	375
Gain on sale of assets	19	38,822	55,432	20,785
(Loss)/gain on change in control	16	(35,325)	17,742	—
Loss on bond extinguishment	11	(21,199)	—	—
Other income		1,660	9,472	6,749
Other expense		(12,990)	(11,303)	(20,508)

Income before equity in net earnings of affiliated companies		$6,030	$105,098	$40,177
Equity in net earnings of affiliated companies	9, 16	35,246	40,585	29,222

Income before taxes		$41,276	$145,683	$69,399
Income tax benefit/(expense)	2, 22	56	(414)	1,565

Net income		$41,332	$145,269	$70,964
Less: Net (income)/loss attributable to the noncontrolling interest	23	(506)	488	(3,030)
Preferred stock dividends of subsidiary		(27)	—	—
Preferred stock dividends attributable to the noncontrolling interest		12	—	—

Net income attributable to Navios Holdings common stockholders		$40,811	$145,757	$67,934

Income attributable to Navios Holdings common stockholders, basic		$39,115	$143,307	$67,025

Income attributable to Navios Holdings common stockholders, diluted		$40,811	$146,878	$69,041

Basic net earnings per share attributable to Navios Holdings common stockholders		$0.39	$1.43	$0.67

Weighted average number of shares, basic	21	100,926,448	100,518,880	99,924,587

Diluted net earnings per share attributable to Navios Holdings common stockholders		$0.37	$1.26	$0.66

Weighted average number of shares, diluted	21	110,323,652	116,182,356	105,194,659

Other comprehensive (loss)/income
Unrealized holding (loss)/gain on investments in-available-for-sale-securities		(26,458)	17,468	23,956
Reclassification to earnings		—	—	13,778

Total other comprehensive (loss)/income		$(26,458)	$17,468	$37,734

Total comprehensive income		14,859	162,737	108,698

Comprehensive (income)/loss attributable to noncontrolling interest		$(506)	$488	$(3,030)

Total comprehensive income attributable to Navios Holdings common stockholders		$14,353	$163,225	$105,668

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
OPERATING ACTIVITIES:
Net income		$41,332	$145,269	$70,964
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7, 8	107,395	101,793	73,885
Amortization and write-off of deferred financing costs		5,580	11,752	6,682
Amortization of deferred dry dock and special survey costs		5,364	3,306	2,441
Provision for losses on accounts receivable	5	239	4,660	2,237
Unrealized (gain)/loss on FFA derivatives	12	(289)	19,903	(1,674)
Unrealized gain on warrants	12	—	(5,888)	(5,863)
Unrealized loss on available for sale securities	24	—	—	13,778
Unrealized gain on interest rate swaps	12	—	(1,133)	(1,774)
Share based compensation and consultancy fees	13	4,252	8,095	2,187
Gain on sale of assets	19, 16	(38,822)	(55,432)	(20,785)
Gain on repurchase of convertible bond	11	—	(3,799)	—
Loss on bond extinguishment		5,573	—	—
Loss/(gain) on change in control	16	35,325	(17,742)	—
Income tax (benefit)/expense	2, 22	(56)	414	(1,565)
Compensation income		—	—	(6,082)
Losses/(earnings) in affiliates, net of dividends received	9, 16	6,909	307	(1,355)
Changes in operating assets and liabilities:
Decrease in restricted cash		13,043	3,855	11,078
(Increase)/decrease in accounts receivable		(32,594)	3,465	29,082
(Increase)/decrease in prepaid expenses and other assets		(6,686)	2,770	(9,465)
Increase in due from affiliate companies	16	(50,786)	(630)	(296)
Increase/(decrease) in accounts payable		1,333	(11,445)	(10,610)
Increase/(decrease) in accrued expenses		18,539	(1,927)	12,306
Increase/(decrease) in deferred income		10,168	(2,104)	(5,172)
Decrease in other long term liabilities		(6,742)	(15,123)	(11,659)
Increase in derivative assets and liabilities	12	335	7,612	71,633
Payments for dry dock and special survey costs		(12,769)	(9,337)	(3,522)

Net cash provided by operating activities		$106,643	$188,641	$216,451

INVESTING ACTIVITIES:
Deconsolidation of Navios Acquisition		(72,425)	—	—
Acquisition of subsidiary, net of cash acquired	3	—	(98,913)	(369)
Proceeds from sale of assets	19	120,000	484,082	66,600
Decrease/(increase) in restricted cash	11	778	67,659	(90,878)
Receipts from investment in finance lease		—	180	567
Loan repayment from affiliate company	16	6,000	—	—
Loan proceeds to affiliate company	16	(33,609)	—	—
Deposits for vessel acquisitions	7	(66,769)	(343,243)	(238,810)
Investment in affiliate		(2,052)	(6,151)	—
Acquisition of vessels	7	(56,059)	(222,773)	(512,760)
Purchase of property, equipment and other fixed assets	7	(71,128)	(16,761)	(26,888)

Net cash used in investing activities		$(175,264)	$(135,920)	$(802,538)

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
FINANCING ACTIVITIES:
Proceeds from long-term loans	11	86,379	466,634	621,270
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	11	534,188	400,000	394,412
Repayment of long-term debt and payment of principal	11	(248,487)	(804,397)	(333,952)
Repayment of senior notes	11	(300,000)	—	—
Payments of obligations under capital leases		(1,040)	—	—
Proceeds from warrant exercise		—	(2,060)	—
Debt issuance costs		(2,767)	(23,458)	(18,097)
(Increase)/decrease in restricted cash		(284)	17,662	(9,500)
Acquisition of noncontrolling interest		(8,638)	—	—
(Dividends)/contributions from noncontrolling shareholders		—	(470)	563
Repurchase of preferred stock	17	—	(49,016)	—
Preferred shares issuance costs		—	(1,819)	—
Repurchase of convertible bond	11	—	(29,100)	—
Issuance of common stock	17	415	415	—
Dividends paid		(27,238)	(27,037)	(27,583)
Proceeds from equity offering, net of fees	17	—	33,402	—
Acquisition of treasury stock	17	(221)	—	(717)

Net cash provided by/(used in) financing activities		32,307	(19,244)	626,396

(Decrease)/increase in cash and cash equivalents		(36,314)	33,477	40,309

Cash and cash equivalents, beginning of year		207,410	173,933	133,624

Cash and cash equivalents, end of year		$171,096	$207,410	$173,933

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$78,151	$85,361	$49,584
Cash paid for income taxes		$834	$485	$2,238
Non-cash investing and financing activities
Issuance of convertible debt in connection with the acquisition of vessels (Note 7 and 11)		$—	$—	$31,673
Issuance of preferred stock in connection with the acquisition of vessels (Note 7 and 17)		$—	$69,301	$40,284
Equity in net earnings of affiliated companies (Note 9 and 16)		$35,246	$40,585	$29,222
Dividends declared but not paid (Note 2)		$6,149	$7,214	$6,052
Shares released to the shareholders of Horamar (Note 3)		$—	$10,869	$—
Investments in available for sale securities (Note 24)		$10,283	$35,297	$—
Debt assumed in connection with acquisitions of businesses (Note 11)		$—	$543,438	$804
Capitalized deferred financing costs into vessel cost		$291	$590	$125
Capital lease obligations		$—	$34,033	$—
Consultancy fees		$—	$5,619	$—
Contribution from noncontrolling shareholders		$—	$(2,237)	$2,237

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2008	—	$—	100,488,784	$10	$494,719	$333,669	$(22,578)	$805,820	$128,959	$934,779
Net income	—	—	—	—	—	67,934	—	67,934	3,030	70,964
Other comprehensive income/(loss):
- Unrealized holding gains on investments in-available-for-sale securities	—	—	—	—	—	—	23,956	23,956	—	23,956
- Reclassification to earnings	—	—	—	—	—	—	13,778	13,778	—	13,778

Total comprehensive income	—	—	—	—	—	—	—	105,668	3,030	108,698
Contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	2,801	2,801
Acquisition of Hidronave S.A.	—	—	—	—	—	—	—	—	480	480
Acquisition of treasury shares (Note 17)	—	—	(331,900)	—	(717)	—	—	(717)	—	(717)
Issuance of Preferred Stock (Note 17)	8,701	—	—	—	35,127	—	—	35,127	—	35,127
Conversion of Preferred Stock	(500)		357,142		2,448	—	—	2,448	—	2,448
Stock based compensation expenses (Note 17)	—	—	360,173	—	2,152	—	—	2,152	—	2,152
Dividends declared/paid	—	—	—	—	—	(25,018)	—	(25,018)	—	(25,018)

Balance December 31, 2009	8,201	$—	100,874,199	$10	$533,729	$376,585	$15,156	$925,480	$135,270	$1,060,750
Net income	—	—	—	—	—	145,757	—	145,757	(488)	145,269
Other comprehensive income/(loss):
- Unrealized holding gains on investments in-available-for-sale securities	—	—	—	—	—	—	17,468	17,468	—	17,468

Total comprehensive income	—	—	—	—	—	—	—	163,225	(488)	162,737
Consolidation of Navios Acquisition	—	—	—	—	—	—	—	—	65,157	65,157
Navios Acquisition consultancy fees	—	—	—	—	—	—	—	—	5,619	5,619
Navios Acquisition — equity issuance and warrant exercise (net of $3,364 of program related expenses) including reallocation adjustments	—	—	—	—	(23,945)	—	—	(23,945)	50,530	26,585
Navios Acquisition — equity consideration for VLCC acquisition (Note 3)	—	—	—	—	—	—	—	—	10,744	10,744
Navios Acquisition — dividends paid	—	—	—	—	—	—	—	—	(1,120)	(1,120)
Navios Logistics — release of escrow shares (Note 3)	—	—	—	—	—	—	—	—	10,869	10,869
Navios Logistics dividends to noncontrolling shareholders	—	—	—	—	—	—	—	—	(470)	(470)
Navios Logistics — reallocation of non-controlling interest	—	—	—	—	—	—	—	—	(19,501)	(19,501)
Navios Logistics — equity issuance	—	—	—	—	—	—	—	—	1,350	1,350
Repurchase of preferred stock (including expenses of $318) (Note 17)	(13,132)	—	—	—	(49,016)	—	—	(49,016)	—	(49,016)
Issuance of Preferred Stock (Note 17)	13,410	—	—	—	67,633	—	—	67,633	—	67,633
Stock-based compensation (Note 17)	—	—	689,567	—	2,864	—	—	2,864	—	2,864
Dividends declared/paid	—	—	—	—	—	(26,658)	—	(26,658)	—	(26,658)

Balance December 31, 2010	8,479	$—	101,563,766	$10	$531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543
Net income	—	—	—	—	—	40,811	—	40,811	506	41,317
Other comprehensive loss:							—	—	—	—
- Unrealized holding loss on investments in available-for-sale securities	—	—	—	—	—	—	(26,458)	(26,458)	—	(26,458)

Total comprehensive income	—	—	—	—	—	—	—	14,353	506	14,859
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Navios Logistics acquisition of noncontrolling interest (including transaction expenses) (Note 23)	—	—	—	—	6,925	—	—	6,925	(15,563)	(8,638)
Acquisition of treasury shares	—	—	(73,651)	—	(221)	—	—	(221)	—	(221)
Stock-based compensation (Note 17)	—	—	919,249	—	4,613	—	—	4,613	—	4,613
Dividends declared/paid	—	—		—	—	(26,147)	—	(26,147)	—	(26,147)

Balance December 31, 2011	8,479	$—	102,409,364	$10	$542,582	$510,348	$6,166	$1,059,106	$116,586	$1,175,692

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

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”) is one of the largest companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.

On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. Following the release of the remaining shares that were held in escrow, Navios Holdings currently owns 63.8% of Navios Logistics (see Note 3).

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE : NNA) is a former subsidiary of the Company which is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

On July 1, 2008, the Company completed the initial public offering, or the IPO of Navios Acquisition. At the time of the IPO, Navios Acquisition was a blank check company.

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition of 13 vessels (11 product tankers and two chemical tankers) (the “Initial Acquisition”) for an aggregate purchase price of $457,659, of which $128,659 was to be paid with existing cash and the $329,000 balance was to be paid with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. Moreover, on May 28, 2010, certain shareholders of Navios Acquisition redeemed 10,021,399 shares pursuant to redemption rights granted in the IPO upon de-“SPAC”-ing. As of May 28, 2010, following these transactions, Navios Holdings owned 12,372,551 shares of the outstanding common stock of Navios Acquisition. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock for 1,000 shares of non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement between Navios Acquisition and Navios Holdings (“Navios Acquisition Share Exchange”). The fair value of the exchange was $30,474. Immediately after the Navios Acquisition Share Exchange, Navios Holdings had 45% of the voting power and 53.7% of the economic interest in Navios Acquisition, since the preferred stock is considered, in substance common stock for accounting purposes. As of December 31, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. See Note 3 for a discussion of recent changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

As a result, from March 30, 2011, Navios Acquisition has been considered as an affiliate entity and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to Navios Holdings’ significant influence over Navios Acquisition.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

(a)	Basis of Presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

For the years ended December 31, 2010 and 2009, the Company reclassified amounts of $50,816 and $37,365 from time charter, voyage and logistics business expenses to direct vessel expenses since the Company considers that this is a better presentation to reflect the results of operations.

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

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but over which it does not exercise control. Investments in these entities are accounted for by the equity method of accounting. Under this method the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such enities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2011 was 17.22%, which did not include the ownership of 5,601,920 common units received in relation to the sale of several vessels to Navios Partners because these securities were considered to be available-for-sale securities), (ii) Navios Acquisition and its subsidiaries (ownership interest as of December 31, 2011 was 53.96%) and (iii) Acropolis Chartering and Shipping Inc. (ownership interest as of December 31, 2011 was 50%).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries included in the consolidation:

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2011	2010	2009
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 –12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 –12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 –12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	3/23 –12/31	—
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 – 12/31	3/24 –12/31	—
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 1/7	1/1 – 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sagittarius Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 – 6/10
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	—	3/18 – 5/27	—
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Andros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Antiparos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Company Name	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
				2011	2010	2009
Ikaria Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Kos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Mytilene Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Skiathos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Syros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 – 5/27	—
Sifnos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	3/18 – 5/27	—
Thera Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Crete Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Rhodes Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Tinos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	3/18 – 5/27	—
Portorosa Marine Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 –12/31	1/1 – 12/31	1/1 – 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 3/17	1/1 – 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 5/19	1/1 – 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 5/18	1/1 – 12/31	1/1 – 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	12/14 – 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	—	1/1 – 11/14	6/11-12/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/11 – 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/11-12/31
Customized Development S.A.	Vessel Owning Company	100%	Liberia	—	1/1 – 11/14	6/22-12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	7/14 – 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	6/22-12/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 – 5/18	1/1 – 12/31	7/14 – 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	2/16 – 12/31	—
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 – 12/31	5/19 – 12/31	—
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 – 12/31	1/1 – 12/31	10/20-12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/12 – 12/31	—	—
Solange Shipping Ltd.(1)	Vessel Owning Company	100%	Marshall Is.	5/16 – 12/31	—	—
Tulsi Shipmanagement Co. (2)	Vessel Owning Company	100%	Marshall Is.	4/20 – 12/31	—	—
Cinthara Shipping Ltd. (2)	Vessel Owning Company	100%	Marshall Is.	4/28 – 12/31	—	—
Rawlin Services Co. (2)	Vessel Owning Company	100%	Marshall Is.	5/3 – 12/31	—	—
Mauve International S.A. (2)	Vessel Owning Company	100%	Marshall Is.	5/16 – 12/31	—	—
Mandora Shipping Ltd (1)	Vessel Owning Company	100%	Marshall Is.	10/17 – 12/31	—	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
Company Name				2011	2010	2009
Navios Maritime Acquisition Corporation and Subsidiaries (5):
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Andros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Antiparos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Ikaria Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Kos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Mytilene Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Skiathos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Syros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1–3/30	5/28 –12/31	—
Sifnos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	1/1–3/30	5/28 –12/31	—
Thera Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Kieran Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1–3/30	9/10 –12/31	—
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	1/1–3/30	9/10 –12/31	—
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	1/1–3/30	9/10 –12/31	—
Crete Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Rhodes Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Tinos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	5/28 –12/31	—
Folegandros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	10/26 –12/31	—
Navios Acquisition Finance (US) Inc.	Operating Company	53.7%	Delaware	1/1–3/30	10/05 –12/31	—
Serifos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	1/1–3/30	10/26 –12/31	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Nature / Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of operations
Company Name				2011	2010	2009
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	1/1 –12/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 –12/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 –12/31
Compania Naviera Horamar S.A.	Vessel Operating Management Company	63.8%	Argentina	1/1 – 12/31	1/1 – 12/31	1/1 –12/31
Compania de Transporte Fluvial International S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 –12/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Thalassa Energy S.A.	Barge Owning Company	39.9%	Argentina	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Tankers Inc.	Tanker Owning Company	32.5%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Navigation Inc.	Tanker Owning Company	32.5%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS Shipping Ltd. Inc.	Tanker Owning Company	39.9%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
HS South Inc.	Tanker Owning Company	39.9%	Panama	1/1 – 7/24	1/1 – 12/31	1/1 – 12/31
		63.8%		7/25 – 12/31	—	—
Mercopar Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Nagusa Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Hidrovia OSR Internacional S.A. (3)	Sub-Holding Company	63.8%	Uruguay	—	—	1/1 – 12/10
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Mercopar S.A.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/ Tanker Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrovia S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 1/21
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Petrolera San Antonio S.A.	Port Facility Operating Company	63.8%	Paraguay	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Flota Mercante Paraguaya S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 2/13
Compania de Transporte Fluvial S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 2/13
Hidrogas S.A. (4)	Shipping Company	63.8%	Paraguay	—	—	1/1 – 1/21
Stability Oceanways S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 – 12/31	1/1 – 12/31	1/1 – 12/31
Hidronave South American Logistics S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 – 12/31	1/1 – 12/31	1/11 – 12/31
Navarra Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 – 12/31	4/1 – 12/31	—
Pelayo Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 – 12/31	4/1 – 12/31	—
Varena Maritime Services S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	4/14 – 12/31	—	—
Navios Logistics Finance (US) Inc.	Operating Company	100%	Delaware	1/16 – 12/31	—	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(1)	Each company has the rights over a shipbuilding contract of a bulk carrier vessel.
(2)	Each company has the option over a shipbuilding contract of a bulk carrier vessel. (Note 7)
(3)	These companies were sold on December 10, 2009 to independent third parties.
(4)	During 2009, these companies were merged into other existing Paraguayan shipping companies within the Navios Logistics group.
(5)	As of March 30, 2011, immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition since the preferred stock is considered in substance common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96% (see Note 3).

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: Restricted cash consists of the restricted portion of derivative base and margin collateral with NOS ASA, a Norwegian clearing house, and cash retention accounts which are restricted for use as general working capital unless such balances exceed installment and interest payments due to lenders. A portion of the amounts on deposit with NOS ASA are held as base and margin collateral on active trades. As of December 31, 2011 and 2010, the restricted balance with NOS ASA was $250 for both years and the restricted balance with LCH was $0 for both years.

Also included in restricted cash as of December 31, 2011 and 2010 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 and $1,098, respectively. In addition, at each of December 31, 2011 and 2010, restricted cash included $5,559 and $18,430, which related to amounts held in retention account in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities.

Restricted cash as of December 31, 2010, consisted also of cash reserves totalling $33,261, relating to Navios Acquisition, held to pay future installments for vessel deposits in accordance with Navios Acquisition’s newbuild program. In addition, restricted cash as of December 31, 2010, also included an amount of $538 held in retention account in order to service debt and interest payments, as required by certain of Navios Acquisition’s credit facilities.

(f)	Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants and stock provisions on board the owned vessels, are valued at the lower of cost or market value as determined on the first-in, first-out basis.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(h)	Vessel, Port Terminal. Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, push boats and other fixed assets acquired as parts of business combinations or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminal, tanker vesssels, barges, push boats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and push boats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)	Deposit for Vessel Acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels and other long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2011, 2010 and 2009 amounted to $4,303, $11,295 and $11,854, respectively.

(j)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(k)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Undiscounted projected net operating cash flows are determined for each asset group and compared to the vessel carrying value of the vessel and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuldings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2011, management concluded that events occurred and circumstances had changed, which indicated that a potential impairment of Navios Holdings long-lived assets may exist. These indicators included continued deterioration in the spot market, and the related impact of the current drybulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of two year forward freight agreements and the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 3.0% after 2012 and a utilization rate of 98.6% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

For the deposits for newbuild vessels, the net cash flows also included the future cash outflows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest). Accordingly, no impairment charge was recorded.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2011, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is typically estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if the charter rate trends and the length of the current market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future which could expose Navios Holdings to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(l)	Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively for vessels, every 60 months for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written-off to income in the year the vessel, barge or push boat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2011, 2010 and 2009, the amortization was $5,364, $3,306, and $2,441, respectively.

(m)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write offs for each of the years ended December 31, 2011, 2010 and 2009 were $5,580, $11,752 and $6,682, respectively.

(n)	Goodwill and Other Intangibles

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually and written down with a charge to operations if its carrying amount exceeds the estimated implied fair value.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows from the shipping operations were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of two year forward freight agreements and the 10-year average historical charter rates available for each type of vessel adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time horizon for long lived assets. The future cash flows from logistics operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

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

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name, port terminal operating rights, backlog assets and liabilities. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arms length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years.

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

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires the Company to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of the Company’s vessels and the Company’s weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on the Company’s financial position and results of operations.

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of income in the Depreciation and Amortization line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2011, there was no impairment of intangible assets.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it will be written-off to the statements of income.

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms (*)	6.6
Unfavorable lease terms (**)	4.7
Port terminal operating rights	30.0
Customer relationships	20.0
Backlog asset — port terminal	3.6

(*)	The intangible asset associated with the favorable lease terms includes an amount of $30,991 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8) and if not exercised, the intangible will be written off. As of December 31, 2011 and 2010, $90 and $16,545, respectively, had been transferred to the acquisition cost of vessels and as of December 31, 2009, the amount of $2,885 had been written off due to the sale of the Navios Sagittarius to Navios Partners on June 10, 2009.

(**)	The intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel and if not exercised, the intangible will be written off. As of December 31, 2011 and 2010, no purchase options held by third parties have been exercised.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(o)	Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Reales and Guaranies whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of income. The foreign currency exchange (losses)/gains recognized in the consolidated statement of income for each of the years ended December 31, 2011, 2010 and 2009, were ($383), $(20) and $181, respectively.

(p)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide the lower amount within the range. See Note 14, “Commitments and Contingencies” for further discussion.

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

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. At December 31, 2011, the balance for provision for loss making voyages in progress was $1,652 (2010: $21).

(q)	Segment Reporting: Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company currently has two reportable segments, Drybulk Vessel Operations and Logistics Business and previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. Following the acquisition of Horamar and the formation of Navios Logistics, the Company has renamed its Port Terminal Segment as the Logistics Business Segment, and this segment includes the activities of Horamar, which provides similar products and services in the region as Navios Holdings’ legacy port facility. Also following the formation of Navios Acquisition, and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of the transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels.

(r)	Revenue and Expense Recognition:

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

Revenues arising from contracts that provide our customers with continuous access to convoy capacity are recognized ratably over the period of the contracts.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

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

Expenses related to our revenue-generating contracts are recognized as incurred.

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

Time Charter, Voyage and Logistics Business Expenses: Time charter and voyage expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter and voyage expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

Direct Vessel Expenses: Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

(s)	Employee benefits:

Pension and retirement obligations-crew: The Company’s ship-owning subsidiaries employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, they are not liable for any pension or post-retirement benefits.

Provision for employees’ severance and retirement compensation: The employees in the Company’s office in Greece are protected by Greek labor law. Accordingly, compensation is payable to such employees upon dismissal or retirement. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $603 and $542 at December 31, 2011 and 2010, respectively.

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

Stock-based compensation: On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two and three years, respectively. On December 17, 2009, December 16, 2010 and December 5, 2011, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock and restricted stock units to its employees, officers and directors, vest over three years.

The fair value of stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period.

(t)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt and capital leases. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial risk management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, and fuel prices, and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

Credit risk: The Company closely monitors its exposure to customers and counterparties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality credit financial institutions.

Interest rate risk: The Company is party to interest rate swap agreements. The purpose of the agreements is to reduce exposure to fluctuations in interest rates. Any differential to be paid or received on an interest rate swap agreement is recognized as a component of gain/loss on derivatives over the period of the agreement. Gains and losses on early termination of interest rate swaps are taken to the consolidated statement of income. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity. The gain or loss relating to the ineffective portion was recognized in the statement of income until the swap agreements expired during 2010.

Liquidity risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances adequately to meet working capital needs.

Foreign exchange risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of income.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Accounting for derivative financial instruments and hedging activities:

The Company enters into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts.

The Company also trades drybulk shipping FFAs which are cleared through NOS ASA, a Norwegian clearing house and LCH, the London clearing house. NOS ASA and LCH call for both base and margin collateral, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by NOS ASA and LCH.

At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with NOS ASA and LCH are determined from the NOS and LCH valuations accordingly.

The Company records all of its derivative financial instruments and hedges as economic hedges except for those qualifying for hedge accounting. Gains or losses of instruments qualifying for hedge accounting as cash flow hedges are reflected under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity, while those instruments that do not meet the criteria for hedge accounting are reflected in the statements of income. For FFAs that qualify for hedge accounting, the changes in fair values of the effective portion representing unrealized gain or losses are recorded under “Accumulated Other Comprehensive Income/(Loss)” in stockholders’ equity while the unrealized gains or losses of the FFAs not qualifying for hedge accounting, together with the ineffective portion of those qualifying for hedge accounting, are recorded in the statement of operations under “Gain/(Loss) on derivatives”. The gains/(losses) included in “Accumulated Other Comprehensive Income/(Loss)” are reclassified to earnings under “Revenue” in the statements of income in the same period or periods during which the hedged forecasted transaction affects earnings. For all years ended December 31, 2011, 2010 and 2009, no losses/gains were included in “Accumulated Other Comprehensive Income/ (Loss)”, and losses/gains were reclassified to earnings.

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

(u)	Earnings per Share: Basic earnings per share are computed by dividing net income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (the warrants and stock options) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. For the year ended December 31, 2011, preferred stock dividends of subsidiaries and preferred stock dividends attributable to the noncontrolling interest were included in the calculation of net income attributable to Navios Holdings common stockholders. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period. Convertibles shares are included in the calculation of the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period.

(v)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2011, 2010 and 2009 was attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.

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

(w)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. At December 31, 2011, the dividend declared relating to the third quarter of 2011 of approximately $6,149 was paid on January 3, 2012, and thus it is recorded on the consolidated balance sheets as a current liability.

(x)	Guarantees: A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of their terms are made.

(y)	Leases: Vessel leases where Navios Holdings is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease. For charters classified as finance type leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

(z)	Accounting for the Acquisition of Horamar: The Company accounted for the acquisition of Horamar Group as a partial sale of CNSA to the noncontrolling shareholders of Navios Logistics, and a partial acquisition of Horamar. Horamar’s assets and liabilities were revalued to 100% of their respective fair values, and CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction. The contingent consideration for the transaction, which was held in escrow, was fully settled in June 2010 (see Note 3).

(aa)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(ab)	Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ac)	Convertible Preferred Stock : The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) are recorded at fair market value on issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(ad)	Investment in Available for Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the investee, and (3) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects of Navios Partners and Navios Acquisition, and (3) the intent and ability of the Company to retain its investment in Navios Acquisition for a period of time sufficient to allow for any anticipated recovery in fair value. During 2011, the Company did not recognize any impairment loss in earnings.

As of December 31, 2011, management considered the decline in market value of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

(ae)	Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under guidance on Fair Value Measurements are described below:

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

(af)	Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Holdings adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2011. The adoption of the new standards did not have a significant impact on Navios Holdings’ consolidated financial statements.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Navios Holdings adopted these new requirements in fiscal 2011 and the adoption did not have a significant impact on Navios Holdings’ consolidated financial statements.

Fair Value Measurement

In May 2011, the FASB issued amendments to achieve common fair value measurement and disclosure requirements. The new guidance (i) prohibits the grouping of financial instruments for purposes of determining their fair values when the unit of accounting is specified in another guidance, unless the exception provided for portfolios applies and is used; (ii) prohibits application of a blockage factor in valuing financial instruments with quoted prices in active markets and (iii) extends that prohibition to all fair value measurements. Premiums or discounts related to size as a characteristic of the entity’s holding (that is, a blockage factor) instead of as a characteristic of the asset or liability (for example, a control premium), are not permitted. A fair value measurement that is not a Level 1 measurement may include premiums or discounts other than blockage factors when market participants would incorporate the premium or discount into the measurement at the level of the unit of accounting specified in another guidance. The new guidance aligns the fair value measurement of instruments classified within an entity’s shareholders’ equity with the guidance for liabilities. As a result, an entity should measure the fair value of its own equity instruments from the perspective of a market participant that holds the instruments as assets. The disclosure requirements have been enhanced. The most significant change will require entities, for their recurring Level 3 fair value measurements, to disclose quantitative information about unobservable inputs used, a description of the valuation processes used by the entity, and a qualitative discussion about the sensitivity of the measurements. In addition, entities must report the level in the fair value hierarchy of assets and liabilities not recorded at fair value but where fair value is disclosed. The new guidance is effective for interim and annual periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance requires prospective application. The adoption of the new standard is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

Presentation of Comprehensive Income

In June 2011, the FASB issued an update in the presentation of comprehensive income. According to the update an entity has the option to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The statement of other comprehensive income should immediately follow the statement of net income and include the components of other comprehensive income and a total for other comprehensive income, along with a total for comprehensive income. On December 23, 2011, the FASB issued an amendment to the new standard on comprehensive income to defer the requirement to measure and present reclassification adjustments from accumulated other comprehensive income to net income by income statement line item in net income and also in other comprehensive income. The amendments in this update do not change the items that must be reported in other comprehensive income or when an item of other comprehensive income must be reclassified to net income. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. Early adoption is permitted, because compliance with the amendments is already permitted. The amendments do not require any transition disclosures. Navios Holdings elected to early adopt this amendment and the adoption of the new amendments did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment will be adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

NOTE 3: ACQUISITIONS/DECONSOLIDATION

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On May 25, 2010, after its special meeting of stockholders, Navios Acquisition announced the approval of (a) the acquisition from Navios Holdings of 13 vessels (11 product tankers and two chemical tankers plus options to purchase two additional product tankers) for an aggregate purchase price of $457,659, of which $128,659 was to be paid from existing cash and the $329,000 balance was to be paid with existing and new debt financing pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings and (b) certain amendments to Navios Acquisition’s amended and restated articles of incorporation.

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

Navios Holdings purchased 6,337,551 shares of Navios Acquisition’s common stock for $63,230 in open market purchases. On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards until March 30, 2011.

The table below shows the fair values of Navios Acquisition’s assets and liabilities as of May 28, 2010:

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

Goodwill of $13,143 arising from the transaction is not tax deductible and has been allocated to the Company’s Tanker Vessel Operations.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The Company has considered the fact that Navios Acquisition did not have any vessel operations during 2009 and its statements of operations include mainly general and administrative expenses, formation and other costs and interest income from investment securities, resulting in a loss of $648. As a result, the Company has evaluated that had the business combination been consummated as of January 1, 2009, Navios Holdings’ pro forma revenue and net income effect for the year ended December 31, 2009 and 2010 would be immaterial and would not need to be presented.

VLCC Acquisition

On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carrier tankers (“VLCC”), referred to herein as the VLCC Acquisition, for $134,270 of cash and the issuance of 1,894,918 shares totaling $10,745 (of which 1,378,122 shares were deposited into one year escrow to provide for indemnity and other claims). The 1,894,918 shares were valued using the closing price of the stock on the date before the acquisition of $5.67. On November 4, 2011, of the 1,378,122 contingently returnable shares of common stock of Navios Acquisition that were issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition, 1,160,963 shares were released to the sellers and the remaining 217,159 shares were returned to Navios Acquisition in settlement of representations and warranties attributable to the prior sellers.

Transaction costs amounted to $8,019 and have been fully expensed. Transaction costs include $5,619, which was the fair value of the 3,000 preferred shares issued to a third party as compensation for consulting services (see Note 17).

Goodwill arising from the transaction is not tax deductible and has been allocated to the Company’s Tanker Vessel operations.

The VLCC Acquisition was treated as a business combination. The following table summarizes the consideration paid and the fair value of assets and liabilities assumed on September 10, 2010 and as further adjusted for the release of the escrow shares.

VLCC Acquisition
Purchase price:
Cash consideration	$134,270
Equity issuance	9,513

Total purchase price	143,783
Fair value of assets and liabilities acquired:
Vessels	419,500
Deposits for vessel acquisition	62,575
Favorable lease terms	57,070
Current assets, including cash of $32,232	35,716
Current liabilities	(16,387)
Long term debt assumed (including current portion)	(410,451)
Unfavorable lease terms	(5,819)

Fair value of net assets acquired	142,204

Goodwill	$1,579

The acquired intangible assets and liabilities, listed below, as determined at the acquisition date and where applicable, are amortized under the straight line method over the periods indicated below:

	Weighted average amortization (years)	December 31, 2010 Amortization
Favorable lease terms	12.5	$(4,566)
Unfavorable lease terms	8.5	683

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The following is a summary of the acquired identifiable intangible assets as of December 31, 2010:

	Gross Amount	Accumulated Depreciation	Net Amount
Description
Favorable lease terms	$57,070	$(1,236)	$55,834
Unfavorable lease terms	(5,819)	208	(5,611)

Balance December 31, 2010	$51,251	$(1,028)	$50,223

Deconsolidation of Navios Acquisition

On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103,250, which represents the fair value of the common stock and Series C preferred stock (in-substance common stock) that were held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35,325, which was calculated as the fair value of the Company’s equity method investment in Navios Acquisition of $103,250 less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.

On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. See “VLCC Acquisition” above for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

Navios Logistics – Release of Escrow Shares and Acquisition of Noncontrolling Interests in Joint Ventures

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

The new fair value was determined by valuating the Navios Logistics business as of the date of the release. Because the shares of Navios Logistics are not publicly-traded, the fair value of the shares released from escrow during 2010 was estimated based on a discounted cash flow analysis prepared by the Company, which projected the expected future cash flows for its logistics business and discounted those cash flows at a rate that reflects the business’ weighted average cost of capital. The Company used the following key methods and assumptions in the discounted cash flow analysis: the Company (i) projected its free cash flows (EBITDA less capital expenditures and income taxes) for each of the years from 2010 through 2014 on the basis of a compound annual growth rate for revenue of approximately 8.8%, (ii) prepared its cash flow projections on the basis of revenue producing assets that were owned by the logistics business as of the date of the analysis, (iii) calculated a terminal value for the business by applying a growth factor of 4.9% in perpetuity to projected free cash flow for the last specifically-forecasted year (2014), (iv) discounted its projected future cash flows, including the terminal value, using a weighted-average cost of capital of 12.9% and (v) deducted net debt of the business from the discounted cash flows in arriving at estimated fair value of the equity of logistics business.

The noncontrolling interest balance in the Company’s consolidated financial statements resulting from the acquisition consisted of two separate elements. The first element represents the impact on the noncontrolling interest balance resulting from the creation of a new noncontrolling interest in Navios Logistics (i.e., the portion of Navios Logistics that is now owned by the former shareholders). The second element represents the impact on the non-controlling interest balance resulting from the recognition of the existing non-controlling interests in various subsidiaries of Horamar that were outstanding prior to the acquisition and remained outstanding following the acquisition.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2011	December 31, 2010
Cash on hand and at banks	$92,395	$114,615
Short-term deposits and highly liquid funds	78,701	92,795

Total cash and cash equivalents	$171,096	$207,410

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2011, Navios Holdings held time deposits of $77,233 and money market funds of $1,468 with a duration of less than three months. As of December 31, 2010, Navios Holdings held time deposits of $92,795 with a duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2011	December 31, 2010
Accounts receivable	$110,260	$79,023
Less: provision for doubtful receivables	(8,874)	(8,635)

Accounts receivables, net	$101,386	$70,388

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2009	$(8,343)	$(2,237)	$—	$(10,580)
Year ended December 31, 2010	$(10,580)	$(4,660)	$6,605	$(8,635)
Year ended December 31, 2011	$(8,635)	$(239)	$—	$(8,874)

Concentration of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2010 and 2011, none of the customers accounted for more than 10% of the Company’s revenue and for the year ended December 31, 2009, one customer accounted for 13.2% of the Company’s revenue.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2011	December 31, 2010
Prepaid voyage costs	$6,950	$7,536
Claim receivables	7,525	2,721
Advances to agents	57	349
Inventories	21,735	19,425
Prepaid taxes	2,361	1,833
Other	2,782	1,490

Total prepaid expenses and other current assets	$41,410	$33,354

Claims receivable mainly represents claims against vessels’ insurance underwriters in respect of damages arising from accidents or other insured risks, as well as claims under charter contracts including off-hires. While it is anticipated that claims receivable will be recovered within one year, such claims may not all be recovered within one year due to the attendant process of settlement. Nonetheless, amounts are classified as current as they represent amounts currently due to the Company. All amounts are shown net of applicable deductibles.

NOTE 7: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$538,587	$(54,322)	$484,265
Additions	883,108	(32,498)	850,610
Disposals	(30,975)	5,844	(25,131)

Balance December 31, 2009	1,390,720	(80,976)	1,309,744
Additions	544,234	(54,581)	489,653
Disposals	(386,571)	8,475	(378,096)

Balance December 31, 2010	1,548,383	(127,082)	1,421,301
Additions	133,874	(63,203)	70,671
Disposals	(81,454)	4,707	(76,747)

Balance December 31, 2011	$1,600,803	$(185,578)	$1,415,225

Port Terminals	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$44,425	$(3,879)	$40,546
Additions	3,045	(2,244)	801
Transfer to port terminals	12,659	(437)	12,222

Balance December 31, 2009	60,129	(6,560)	53,569
Additions	5,129	(2,471)	2,658

Balance December 31, 2010	65,258	(9,031)	56,227
Additions	9,230	(2,538)	6,692
Disposals	(152)	103	(49)

Balance December 31, 2011	$74,336	$(11,466)	$62,870

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Tanker vessels, barges and push boats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$220,673	$(13,436)	$207,237
Additions	30,829	(16,049)	14,780
Disposals	(392)	250	(142)
Transfer to port terminals	(12,659)	437	(12,222)

Balance December 31, 2009	238,451	(28,798)	209,653
Additions	40,453	(13,886)	26,567
Disposals	(67)	47	(20)

Balance December 31, 2010	278,837	(42,637)	236,200
Additions	62,153	(15,378)	46,775

Balance December 31, 2011	$340,990	$(58,015)	$282,975

Tanker vessels (Navios Acquisition)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$—	$—	$—
Vessels delivered from initial acquisition	119,251	(2,024)	117,227
VLCC Acquisition (Note 3)	419,500	(7,068)	412,432

Balance December 31, 2010	538,751	(9,092)	529,659
Additions	31,774	(7,198)	24,576
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance December 31, 2011	$—	$—	$—

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$6,966	$(1,920)	$5,046
Additions	592	(734)	(142)
Disposals	(345)	216	(129)
Write off of fully depreciated assets	(673)	673	—

Balance December 31, 2009	6,540	(1,765)	4,775
Additions	2,389	(822)	1,567
Disposals	(162)	110	(52)

Balance December 31, 2010	8,767	(2,477)	6,290
Additions	1,331	(745)	586

Balance December 31, 2011	$10,098	$(3,222)	$6,876

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2008	$810,651	$(73,557)	$737,094
Additions	917,574	(51,525)	866,049
Disposals	(31,712)	6,310	(25,402)
Write off of fully depreciated assets	(673)	673	—

Balance December 31, 2009	1,695,840	(118,099)	1,577,741
Additions	1,130,956	(80,852)	1,050,104
Disposals	(386,800)	8,632	(378,168)

Balance December 31, 2010	2,439,996	(190,319)	2,249,677
Additions	238,362	(89,062)	149,300
Disposals	(81,606)	4,810	(76,796)
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance December 31, 2011	$2,026,227	$(258,281)	$1,767,946

Sale of Vessels

On June 10, 2009, Navios Holdings sold to Navios Partners the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel, for cash consideration of $34,600 (see Note 16).

On October 29, 2009, Navios Holdings sold to Navios Partners the Navios Apollon for cash consideration of $32,000 (see Note 16).

On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel, to Navios Partners for a cash consideration of $63,000 (see Note 16).

On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009 South Korean-built Capesize vessel, to Navios Partners for a consideration of $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. (see Notes 9, 16).

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

On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010-built Capesize vessel, and the Navios Orbiter, a 2004-built Panamax vessel, to Navios Partners for a total consideration of $130,000, of which $120,000 was paid in cash and $10,000 was paid through the receipt of 507,916 newly issued common units of Navios Partners (see Note 9, 16).

Vessel Acquisitions

As of December 31, 2011, Navios Holdings exercised purchase options in respect of six Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered at various dates from November 30, 2005 until February 21, 2011. The rights to the Navios Fantastiks were sold to Navios Partners on November 15, 2007, while the Navios Hope was sold to Navios Partners on July 1, 2008.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Of the eight remaining Capesize vessels, the Navios Bonavis with a capacity of 180,022 dwt, was delivered on June 29, 2009 for an acquisition price of $120,746, the Navios Happiness with a capacity of 180,022 dwt, was delivered on July 23, 2009 for an acquisition price of $120,843, the Navios Pollux with a capacity of 180,727 dwt, was delivered on July 24, 2009 for an acquisition price of $110,781, the Navios Aurora II with a capacity of 169,031 dwt, was delivered on November 25, 2009 for an acquisition price of $110,716 (of which $92,179 was paid in cash, $10,000 was paid in shares of common stock (698,812 shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance) and the remaining amount was funded through the issuance of 1,702 shares of preferred stock, see also Note 17), the Navios Lumen with a capacity of 180,661 dwt, was delivered on December 10, 2009 for an acquisition price of $112,375, the Navios Phoenix with a capacity of 180,242 dwt, was delivered on December 21, 2009 for an acquisition price of $105,895 and the Navios Stellar with a capacity of 169,001 dwt, was delivered on December 23, 2009 for an acquisition price of $94,854 (of which $85,692 was paid in cash and the remaining amount was funded through the issuance of 1,800 shares of preferred stock, see also Note 17).

The eighth remaining Capesize vessel, the Navios Antares, with a capacity of 169,059 dwt, was delivered on January 20, 2010 for an acquisition price of $115,747 (of which $30,847 was paid in cash, $10,000 was paid in shares of common stock (698,812 common shares issued in December 2007 to the shipbuilder in connection with a progress payment at $14.31 per share, which represents the closing price for the common stock of the Company on the date of issuance), $64,350 was financed through a loan and the remaining amount was funded through the issuance of 1,780 shares of preferred stock (see also Note 17)).

In June 2008, Navios Holdings entered into agreements to acquire two Ultra Handymax vessels for its wholly owned fleet. The first vessel, the Navios Ulysses, is a 2007-built, 55,728 dwt, Ultra Handymax built in Japan that was delivered on October 10, 2008. The vessel’s purchase price was approximately $79,123. The second vessel, the Navios Vega, is a 58,792 dwt, 2009-built Ultra Handymax vessel built in Japan that was delivered on February 18, 2009 for an acquisition cost of approximately $72,140, of which $40,000 was paid in cash and the remaining amount was paid through the issuance of a 2% convertible debt having a three-year maturity (see Note 11).

In June 2009, Navios Holdings entered into agreements to acquire four additional Capesize vessels (the Navios Melodia, Navios Fulvia, Navios Buena Ventura and Navios Bonheur) for its wholly owned fleet. Their delivery was expected on various dates during the second half of 2010. Total consideration for the vessels was $324,450. Part of the consideration amounting to $93,700 could be paid with preferred stock at the Company’s option prior to, or upon delivery of the vessels. All preferred stock has similar characteristics to those described in Note 17. As of December 31, 2010, all four vessels were delivered to Navios Holdings.

In August 2009, Navios Holdings agreed to acquire two additional Capesize vessels for its wholly owned fleet. Both of them were delivered during the fourth quarter of 2010. The total consideration of the vessels was approximately $141,458, of which $47,890 was funded through the issuance of shares of preferred stock with similar characteristics to those described in Note 17.

On September 18, 2009, the Navios Celestial, a 2009-built, 58,084 dwt, Ultra Handymax was delivered to Navios Holdings. The vessel’s acquisition price was approximately $34,132, of which $31,629 was paid in cash. The remaining amount was funded through the issuance of 500 shares of preferred stock which had a nominal value of $5,000 and a fair value of $2,503 (see also Note 17).

On April 28, 2010, the Navios Vector, a 50,296 dwt Ultra Handymax vessel and former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The Navios Vector’s acquisition cost was approximately $30,000, which was financed through the release of $17,982 of restricted cash, which was kept for investing activities, and the remaining balance was paid with existing cash.

On September 20, 2010, the Navios Melodia, a 2010-built, 179,132 dwt, Capesize vessel, was delivered to Navios Holdings for an acquisition price of approximately $69,065, of which $19,657 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that had a nominal value of $25,000 and a fair value of $12,421 (Note 17).

On October 1, 2010, the Navios Fulvia, a 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $67,511, of which $14,254 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 1,870 shares of preferred stock in 2009 that had a nominal value of $18,700 and a fair value of $7,177 and through the issuance of 1,870 shares of preferred stock in 2010 that had a nominal value of $18,700 and a fair value of $9,093 (see Note 17).

On October 29, 2010, the Navios Buena Ventura, a new 2010-built, 179,132 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet for an acquisition price $71,209, of which $19,089 was paid in cash, $39,000 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that had a nominal value of $25,000 and a fair value of $13,120 (Note 17). Following the delivery of the Navios Buena Ventura, $39,000 (see Note 11), which was kept in a pledged account in Dekabank, was released to finance the delivery of this vessel as collateral.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On November 17, 2010, the Navios Luz, a new 2010-built, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $54,501, of which $563 was paid in cash, $37,500 was financed through a loan and the remaining amount was funded through the issuance of 2,571 shares of preferred stock in 2009 that had a nominal value of $25,710 and a fair value of $11,728 and through the issuance of 980 shares of preferred stock in 2010 that had a nominal value of $9,800 and a fair value of $4,710 (see Note 17).

On December 3, 2010, the Navios Etoile, a new 2010-built, 179,234 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $66,163, of which $22,781 was paid in cash, $37,500 was financed through a loan and the remaining amount was funded through the issuance of 258 shares of preferred stock in 2009 that had a nominal value of $2,580 and a fair value of $1,177 and through the issuance of 980 shares of preferred stock in 2010 that had a nominal value of $9,800 and a fair value of $4,705 (see Note 17).

On December 17, 2010, the Navios Bonheur, a new 2010-built, 179,259 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet, for an acquisition price $68,883, of which $691 was paid in cash, $56,790 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock that had a nominal value of $25,000 and a fair value of $11,402 (see Note 17).

On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a new, 179,165 dwt 2010-built Capesize vessel, from a South Korean shipyard for an acquisition price of $55,427, of which $15,427 was paid in cash and the remaining amount of $40,000 was funded through a loan (see Note 11).

On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a new, 179,169 dwt 2011-built Capesize vessel from a South Korean shipyard for a purchase price of approximately $55,672, of which $14,021 was paid in cash, $40,000 was financed through a loan and the remaining amount was funded through the issuance of 300 shares of preferred stock issued on January 27, 2010, which had a nominal value of $3,000 and a fair value of $1,651 (see Notes 11,17).

On February 21, 2011, Navios Holdings exercised its purchase option to acquire the Navios Astra, a 53,468 dwt Ultra-Handymax vessel and former long-term chartered-in vessel in operation, which was delivered to Navios Holdings’ owned fleet. The Navios Astra’s acquisition price was $22,775, of which $1,513 was the unamortized portion of the favorable lease term. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra (see Note 11).

Deposits for Vessel Acquisitions

On May 30, 2011, Navios Holdings agreed to acquire a 81,600 dwt bulk carrier vessel, the Navios Avior, which is scheduled to be delivered in May 2012 by a South Korean shipyard. The purchase price for the new vessel is approximately $35,500, which was partially funded with a credit facility for an amount of up to $23,000 provided by Emporiki Bank of Greece (see Note 11). As of December 31, 2011, $33,853 has been paid as deposits.

On October 31, 2011, Navios Holdings agreed to acquire a 81,600 dwt bulk carrier, the Navios Centaurus, which is scheduled to be delivered in March 2012 by a South Korean shipyard. The aggregate purchase price for the new vessel is approximately $35,250, which was partially funded with a credit facility for an amount of up to $23,000 provided by Emporiki Bank of Greece (see Note 11). As of December 31, 2011, $29,951 has been paid as deposits.

Navios Acquisition

On June 29, 2010, Navios Acquisition took delivery of the Colin Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,733, of which $39,310 was paid in cash and $4,423 was transferred from vessel deposits.

On July 2, 2010, Navios Acquisition took delivery of the Ariadne Jacob, an LR1 product tanker, as part of the initial acquisition of the 13 vessels, for total cost of $43,729, of which $39,306 was paid in cash and $4,423 was transferred from vessel deposits.

On September 10, 2010, Navios Acquisition took delivery of seven very large crude carriers, of which six are currently operating and one will be delivered in June 2011. Total fair value attributed to the six currently operating vessels was $419,500 (see Note 3).

On October 27, 2010, Navios Acquisition took delivery of the Nave Cosmos, a 25,130 dwt chemical tanker, from a South Korean shipyard for total cost of $31,789, of which $11,294 was paid in cash and $20,495 was transferred from vessel deposits.

Deposits for vessel acquisitions represent deposits for vessels to be delivered in the future. As of December 31, 2010, Navios Acquisition’s vessel deposits amounted to $296,690, of which $181,050 was financed through loans, $1,649 was financed through the issuance of shares of preferred stock (see note 17) and the remaining amount was funded through existing cash.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, has been financed entirely with funds provided by Navios Logistics’ dry port operations. For the construction of the facility, Navios Logistics paid $848 during the year ended December 31, 2011 and $3,043 during the year ended December 31, 2010.

In June 2009 and February 2010, Navios Logistics took delivery of two product tankers, the Makenita H and the Sara H, respectively. The purchase price of the vessels (including direct costs) amounted to approximately $25,207 and $17,981, respectively.

During 2011, Navios Logistics used a portion of the proceeds from the Logistics Senior Notes (as defined in Note 11) to pay $10,819 for the acquisition of two pushboats named the William Hank and the Lonny Fugate and another $6,360 for the acquisition of a pushboat named the WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $19,836 for the acquisition of 66 dry barges, $17,635 relating to transportation and other related costs associated with the acquired pushboats and barges, and $4,304 for the acquisition of a floating drydock facility.

Additionally, during 2011, Navios Logistics performed some improvements relating to its vessels, the Malva H, the Estefania H and the San San H (formerly known as the Jiujiang), amounting to $44, $611 and $1,070, respectively.

Following the acquisition of two pieces of land for $987 in 2010, in September 2011, Navios Logistics paid a total of $389 for the acquisition of a third piece of land. All of these pieces of land are located at the south of the Nueva Palmira Free Zone and were acquired as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

During 2011, Navios Logistics also commenced the construction of a new silo at its dry port facility in Nueva Palmira, Uruguay. The silo is expected to be operational in April 2012. As of December 31, 2011, Navios Logistics had paid $6,363 for the silo construction.

In June 2010, Navios Logistics entered into long-term bareboat agreements for two new product tankers, the Stavroula and the San San H, each with a capacity of 16,871 dwt. The San San H and the Stavroula were delivered in June and July 2010, respectively. Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. The purchase price of the vessels (including direct costs) amounted to approximately $19,643 and $17,904, respectively. As of December 31, 2011 the obligations for these vessels were accounted for as capital leases and the lease payments during 2011 for both vessels were $1,040 (2010: $1,771).

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets as of December 31, 2011 and 2010 consisted of the following:

Total Navios Holdings

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer To vessel cost	Net Book Value December 31, 2011
Trade name	$100,420	$(22,025)	$—	$78,395
Port terminal operating rights	34,060	(5,533)	—	28,527
Customer relationships	35,490	(7,098)	—	28,392
Favorable lease terms (*)(**)	237,644	(128,172)	(1,513)	107,959

Total Intangible assets	407,614	(162,828)	(1,513)	243,273

Unfavorable lease terms (***)	(127,513)	82,688	—	(44,825)

Total	$280,101	$(80,140)	$(1,513)	$198,448

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings (excluding Navios Acquisition)

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer To vessel cost	Net Book Value December 31, 2010
Trade name	$100,420	$(18,172)	$—	$82,248
Port terminal operating rights	34,060	(4,605)	—	29,455
Customer relationships	35,490	(5,323)	—	30,167
Favorable construction contracts	7,600	—	(7,600)	—
Favorable lease terms (*)(**)	250,674	(123,178)	(655)	126,841

Total Intangible assets	428,244	(151,278)	(8,255)	268,711
Unfavorable lease terms (***)	(127,513)	76,249	—	(51,264)

Total	$300,731	$(75,029)	$(8,255)	$217,447

Navios Acquisition

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer To vessel cost	Net Book Value December 31, 2010
Purchase options	$3,158	$—	$—	$3,158
Favorable lease terms	57,070	(1,236)	—	55,834

Total intangible assets	60,228	(1,236)	—	58,992

Unfavorable lease terms	(5,819)	208	—	(5,611)

Total	$54,409	$(1,028)	$—	$53,381

Total Navios Holdings

	Acquisition Cost	Accumulated Amortization	Disposal/Transfer to vessel cost	Net Book Value December 31, 2010
Total intangible assets	$488,472	$(152,514)	$(8,255)	$327,703

Total unfavorable lease terms	(133,332)	76,457	—	(56,875)

Total	$355,140	$(76,057)	$(8,255)	$270,828

(*)	On April 28, 2010 and on February 21, 2011, the Navios Vector, a 50,296 dwt Ultra-Handymax vessel, and the Navios Astra, a 53,468 dwt Ultra-Handymax vessel, both former long-term chartered-in vessels in operation, were delivered, respectively, to Navios Holdings’ owned fleet. The unamortized amounts of favorable leases of $655 for the Navios Vector and $1,513 for the Navios Astra were included as an adjustment to the carrying value of the vessels.
(**)	As at December 31, 2011, the intangible asset associated with the favorable lease terms includes an amount of $30,991 related to purchase options for the vessels. This amount is not amortized and should the purchase options be exercised, any unamortized portion of this asset will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel (Note 8) and if not exercised, the intangible will be written off. As of December 31, 2011 and 2010, $90 and $16,545, respectively, had been transferred to the acquisition cost of vessels and as of December 31, 2009 the amount of $2,885, had been written off due to the sale of the Navios Sagittarius to Navios Partners on June 10, 2009.
(***)	As at December 31, 2011, the intangible liability associated with the unfavorable lease terms includes an amount of $15,890 related to purchase options held by third parties. This amount is not amortized and if exercised by the third party the liability will be included in the calculation of the gain or loss of the related vessel and if not exercised, the intangible will be written off. As of December 31, 2011 and 2010, no purchase options held by third parties have been exercised.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Amortization Expense Year Ended December 31, 2011	Amortization Expense Year Ended December 31, 2010	Amortization Expense Year Ended December 31, 2009
Trade name	$(3,853)	$(3,852)	$(3,853)
Port terminal operating rights	(927)	(927)	(927)
Customer relationships	(1,775)	(1,774)	(1,774)
Favorable lease terms	(18,388)	(21,488)	(33,243)
Unfavorable lease terms	6,610	8,147	17,481
Backlog assets	—	—	(44)

Total	$(18,333)	$(19,894)	$(22,360)

The remaining aggregate amortization of acquired intangibles will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Navios Holdings
Trade name	$3,862	$3,854	$3,854	$3,854	$3,855	$59,116	$78,395
Favorable lease terms	17,330	13,989	12,539	11,398	11,324	10,388	76,968
Unfavorable lease terms	(6,121)	(5,131)	(4,933)	(3,545)	(2,183)	(7,022)	(28,935)
Port terminal operating rights	927	927	927	927	927	23,892	28,527
Customer relationships	1,775	1,775	1,775	1,775	1,775	19,517	28,392

Total	$17,773	$15,414	$14,162	$14,409	$15,698	$105,891	$183,347

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, and chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios Shipmanagement Inc. (the “Manager”), from its offices in Piraeus, Greece.

As of December 31, 2011 and 2010, the carrying amount of the investment in Navios Partners (subordinated units and general partner units) accounted for under the equity method was $11,605 and $12,218, respectively. A total of 5,601,920 newly issued common units from the sale of several vessels to Navios Partners are accounted for under investment in available for sale securities. As of December 31, 2011 and 2010, the carrying amount of the investment in available-for-sale common units was $82,572 and $99,078, respectively.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units.

Dividends received during the year ended December 31, 2011 and 2010 were $25,640 and $21,231, respectively.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis Chartering & Shipping, Inc. (“Acropolis”), a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2011 and 2010, the carrying amount of the investment was $210 and $385, respectively. Dividends received for each of the years ended December 31, 2011 and 2010, were $602 and $966, respectively.

Navios Maritime Acquisition Corporation

On July 1, 2008, the Company completed the IPO of units in its noncontrolled subsidiary, Navios Acquisition. In the offering, Navios Acquisition sold 25,300,000 units for an aggregate purchase price of $253,000. Navios Acquisition at the time was not a controlled subsidiary of the Company but was accounted for under the equity method due to the Company’s significant influence over Navios Acquisition.

On May 28, 2010, Navios Holdings’ ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated the results of Navios Acquisition from that date onwards (see Note 1, 3) until March 30, 2011.

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition since the preferred stock is considered to be in substance common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

As of December 31, 2011, the carrying amount of the investment in Navios Acquisition accounted for under the equity method was $99,168.

Dividends received for each of the years ended December 31, 2011 and 2010, were $5,202 and $0, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliated companies is presented below:

	December 31, 2011			December 31, 2010
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis
Current assets	$63,558	$78,907	$706	$55,612	$—	$1,018
Non-current assets	846,366	1,116,562	26	785,273	—	30
Current liabilities	56,705	77,729	231	45,425	—	228
Non-current liabilities	293,580	878,891	—	303,957	—	—

	Year December 31, 2011			Year December 31, 2010			Year December 31, 2009
Income Statement	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis
Revenue	$186,935	$121,925	$2,686	$143,231	$—	$2,934	92,643	—	3,260
Net Income/(loss)	65,335	(3,378)	1,401	60,511	—	1,720	34,322	(648)	2,329

NOTE 10: ACCRUED EXPENSE

Accrued expenses consist of the following:

	December 31, 2011	December 31, 2010
Payroll	$9,353	$9,624
Accrued interest	25,098	19,102
Accrued voyage expenses	11,347	12,421
Accrued running costs	4,637	5,920
Provision for losses on voyages in progress	1,652	21
Audit fees and related services	575	506
Accrued taxes	4,476	2,840
Professional fees	1,183	2,841
Other accrued expenses	5,549	9,142

Total accrued expenses	$63,870	$62,417

NOTE 11: BORROWINGS

Borrowings consist of the following:

Navios Holdings loans	December 31, 2011	December 31, 2010
Loan Facility HSH Nordbank and Commerzbank A.G.	$43,773	$62,961
Revolver Facility HSH Nordbank and Commerzbank A.G.	7,810	15,745
Commerzbank A.G.	104,626	111,496
Dekabank Deutsche Girozentrale	75,000	91,000
Loan Facility Emporiki Bank ($130,000)	43,948	61,380
Loan Facility Emporiki Bank ($75,000)	34,750	75,000
Loan Facility Emporiki Bank ($40,000)	38,500	28,000
Loan Facility Emporiki Bank ($23,000)	20,884	—
Loan Facility Emporiki Bank ($23,000)	10,170	—
Loan DNB NOR Bank ($40,000)	37,082	19,000
Loan DNB NOR Bank ($66,500)	52,900	60,700
Loan facility Marfin Egnatia Bank	17,908	—
Unsecured bond	20,000	20,000
Senior notes due 2019	350,000	—
Ship mortgage notes	400,000	400,000
Senior notes due 2014	—	300,000

Total Navios Holdings loans	$1,257,351	$1,245,282

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics loans	December 31, 2011	December 31, 2010
Senior notes	200,000	—
Loan Marfin Egnatia Bank	$—	$70,000
Other long-term loans	668	57,423

Total Navios Logistics loans	$200,668	$127,423

Navios Acquisition loans	December 31, 2011	December 31, 2010
Deutsche Schifsbank AG, Alpha Bank AE, Credit Agricole Corporate and Investment Bank	$—	$107,236
BNP Paribas S.A. and DVB Bank SE	—	36,175
DVB Bank SE and ABN AMRO Bank N.V.	—	50,207
Marfin Egnatia Bank	—	80,000
Eurobank Ergasias S.A. $52,200	—	22,800
Eurobank Ergasias S.A. $52,000	—	13,000
Ship Mortgage Notes	—	400,000

Total Navios Acquisition loans	$—	$709,418

Total Navios Holdings loans (including Navios Acquisition and Navios Logistics loans)	December 31, 2011	December 31, 2010
Total borrowings	$1,458,019	$2,082,123
Less: unamortized discount	(4,462)	(6,213)
Less: current portion	(70,093)	(63,297)

Total long-term borrowings	$1,383,464	$2,012,613

Navios Holdings loans

In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (“2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the write off of $21,199 from deferred financing fees, which is recorded in the statement of income under “Loss on bond extinguishment”.

Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (“NMF” and, together with the Company, the “2019 Co-Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than NMF, Navios Maritime Finance (US) Inc., Navios Maritime Acquisition Corporation and its subsidiaries, Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Pursuant to a registration rights agreement, the 2019 Co-Issuers and the guarantors filed a registration statement on June 21, 2011, that was declared effective on August 23, 2011.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The exchange offer of the privately placed notes with publicly registered notes with identical terms was completed on September 30, 2011. The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2011.

Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 15 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. At any time before November 1, 2012, the Mortgage Notes Co-Issuers may redeem up to 35% of the aggregate principal amount of the ship mortgage notes with the net proceeds of a public equity offering at 108.875% of the principal amount of the ship mortgage notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the ship mortgage notes remains outstanding after such redemption. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015. Furthermore, upon occurrence of certain change of control events, the holders of the ship mortgage notes may require the Mortgage Notes Co-Issuers to repurchase some or all of the notes at 101% of their face amount. Pursuant to the terms of a registration rights agreement, as a result of satisfying certain conditions, the Mortgage Notes Co Issuers and the guarantors are not obligated to file a registration statement that would have enabled the holders of ship mortgage notes to exchange the privately placed notes with publicly registered notes with identical terms. The ship mortgage notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the Mortgage Notes Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Mortgage Notes Co-Issuers were in compliance with the covenants as of December 31, 2011.

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2011, the Company was in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280,000 term loan facility and a $120,000 reducing revolving facility and it has been amended and repaid as the vessels have been sold.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In April 2010, Navios Holdings amended its facility agreement with HSH/Commerzbank as follows: (a) to release certain pledge deposits amounting to $117,519 and to accept additional securities of substitute vessels; and (b) to set a margin ranging from 115 basis points to 175 basis points depending on the specified security value. In April, 2010, the available amount of $21,551 under the revolving facility was drawn and an amount of $117,519 was kept in a pledged account. On April 29, 2010, restricted cash of $17,982 for financing the Navios Vector acquisition was drawn. The amount of $73,974 for financing the Navios Melodia and the Navios Fulvia acquisitions ($36,987 for each vessel) was drawn from the pledged account and a prepayment of $25,553 was made on October 1, 2010. As a result, no outstanding amount was kept in the pledged account as of December 31, 2010 and 2011.

The loan facility requires compliance with financial covenants, including a specified SVM compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

The revolving credit facility is available for future acquisitions and general corporate and working capital purposes.

On November 15, 2010, following the sale of the Navios Melodia and the Navios Fulvia to Navios Partners, Navios Holdings fully repaid its outstanding loan balance with HSH Nordbank in respect of the two vessels amounting to $71,898.

On May 19, 2011, in connection with the sale of the Navios Orbiter to Navios Partners, Navios Holdings repaid $20,217 of the outstanding loan associated with this vessel.

As of December 31, 2011, the outstanding revolving credit facility is repayable in five quarterly installments of $846 and seven quarterly installments of $224 with a final balloon payment of $2,012 on the last payment date and the outstanding term loan facility is repayable in five quarterly installments of $529 and six quarterly installments of $1,129 with a final balloon payment of $34,354 on the last payment date.

As of December 31, 2011, the outstanding amount under the revolving credit facility was $7,810 and the outstanding amount under the loan facility was $43,773.

Emporiki Facilities: In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130,000.

On March 18, 2010, following the sale of the Navios Aurora II to Navios Partners, Navios Holdings repaid $64,350 and the outstanding amount of the facility was reduced to $64,350. The interest rate of the amended facility is based on a margin of 175 basis points. The facility is repayable in seven semi-annual installments of $2,354 and 10 semi-annual installments of $1,570 with a final balloon payment of $11,770 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $43,948.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75,000 (divided into two tranches of $37,500) to partially finance the acquisition costs of two Capesize vessels. The repayment of each tranche starts six months after the delivery date of the respective Capesize vessel. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of December 31, 2011 is repayable in 18 semi-annual installments of $1,375 with a final payment of $10,000 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. On May 19, 2011, in connection with the sale of the Navios Luz to Navios Partners, Navios Holdings repaid $37,500 of the outstanding loan associated with this vessel. As of December 31, 2011, the outstanding amount under this facility was $34,750.

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Azimuth, which was delivered on February 14, 2011 to Navios Holdings. The loan is repayable in 20 semi-annual equal installments of $1,500, with a final balloon payment of $10,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the full amount was drawn and the outstanding amount under this facility was $38,500.

In August 2011, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of a newbuilding bulk carrier, the Navios Avior, which is expected to be delivered in April 2012 (see Note 7). The facility is repayable in 20 semi-annual equal installments of $750 after the drawdown date, with a final balloon payment of $8,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, an amount of $20,884 was drawn and outstanding under this facility.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier, the Navios Centaurus, which is expected to be delivered in March 2012 (see Note 7). The facility is repayable in 20 semi-annual equal installments of $750 after the drawdown date, with a final balloon payment of $8,000 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 bps. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, an amount of $10,170 was drawn and outstanding under this facility.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches of the facility amounting to $66,500 was cancelled following the cancellation of construction of one Capesize bulk carrier. The interest rate of the amended facility is based on a margin of 225 basis points as defined in the new agreement. As of December 31, 2011, the outstanding loan facility is repayable in eight semi-annual installments of $2,900, with a final payment of $29,700 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $52,900.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier, the Navios Altamira, which was delivered on January 28, 2011 to Navios Holdings, and amended the loan. The loan bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2011, the outstanding loan is repayable in 21 equal quarterly installments of $628, with a final balloon payment of $23,894 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount under this facility was $37,082.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The loan is repayable in 20 semi-annual installments and bears an interest rate based on a margin of 190 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. Following the sale of the Navios Pollux to Navios Partners in May 2010, an amount of $39,000 was kept in a pledged account pending the delivery of a substitute vessel as collateral to this facility. The amount of $39,000 kept in the pledged account was released to finance the delivery of the Capesize vessel Navios Buena Ventura that was delivered to Navios Holdings on October 29, 2010. As of December 31, 2011, $75,000 was outstanding under this facility.

Marfin Facility: In March 2009, Navios Holdings entered into a loan facility with Marfin Egnatia Bank of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. As of September 7, 2010, the available amount of the loan facility was reduced to $30,000. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra. The loan is repayable beginning three months following the drawdown in seven equal quarterly installments of $471, with a final balloon payment of $15,553 on the last payment date. This loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2011, the outstanding amount under this facility was $17,908 and an amount of $12,092 was still undrawn.

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

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, the Navios Melodia and the Navios Buena Ventura, on September 20, 2010 and October 29, 2010, respectively, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. The third and fourth tranches of the facility are repayable starting three months after the delivery of each Capesize vessel in 40 quarterly installments of $882 and $835, respectively, with a final payment of $24,706 and $23,384, respectively, on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2011, the outstanding amount was $104,626.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrues on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which will not be compounded) will be first due and payable in July 2012, which is the maturity date. The unsecured bond may be prepaid by Navios Holdings at any time without prepayment penalty.

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

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the new credit facility to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Navios Acquisition Loans:

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company. As a result, Navios Acquisition has been accounted for under the equity method of accounting, and its loans are not consolidated in Navios Holdings balance sheet as of December 31, 2011 and, consequently, additional disclosures for Navios Acquisition loans for 2011 have not been included.

Ship Mortgage Notes: In October 2010, Navios Acquisition issued $400,000 first priority ship mortgage notes (the “Notes”) due on November 1, 2017 at an 8.625% fixed rate. The Notes are senior obligations of Navios Acquisition and are secured by first priority ship mortgages on six VLCC vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The guarantees of Navios Acquisition’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of Navios Acquisition’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. Navios Acquisition may redeem the Notes in whole or in part, as its option, at any time (1) before November 1, 2013 at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points (2) on or after November 1, 2013, at a fixed price of 104.313%, which price declines ratably until it reaches par in November 2015. In addition, any time before November 1, 2013, Navios Acquisition may redeem up to 35% of the aggregate principal amount of the Notes with the net proceeds of an equity offering at 108.625% of the principal amount of the Notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding after such redemption. Furthermore, upon occurrence of certain change of control events, the holders of the Notes may require Navios Acquisition to repurchase some or all of the Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date. Under a registration rights agreement, the Navios Acquisition and the guarantors agreed to file a registration statement no later than five business days following the first year anniversary of the issuance of the Notes enabling the holders of ship mortgage notes to exchange the privately placed notes with publicly registered Notes with identical terms which was effective January 31, 2011.

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

Credit Facilities

Deutsche Schiffsbank AG, Alpha Bank A.E., and Credit Agricole Corporate and Investment Bank: As a result of the initial asset acquisition that qualified as Navios Acquisition’s initial business combination, Navios Acquisition assumed a loan agreement dated April 7, 2010, with Deutsche Schiffsbank AG, Alpha Bank A.E. and Credit Agricole Corporate and Investment Bank of up to $150,000 (divided in six equal tranches of $25,000 each) to partially finance the construction of two chemical tankers and four product tankers. Each tranche of the facility is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. The loan bears interest at a rate of LIBOR plus 250 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $107,236 was drawn under this facility.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

BNP Paribas SA Bank and DVB Bank S.E.: As a result of the initial asset acquisition, that qualified as Navios Acquisition’s initial business combination, Navios Acquisition assumed a loan agreement dated April 8, 2010 of up to $75,000 (divided in three equal tranches of $25,000 each) for the purpose of partially-financing the purchase price of three product tankers. Each tranche is repayable in 12 equal semi-annual installments of $750 each with a final balloon payment of $16,750 to be repaid on the last repayment date. The repayment date of each tranche starts six months after the delivery date of the respective vessel which that tranche finances. The loan bears interest at a rate of LIBOR plus 250 basis points. The loan also requires compliance with certain financial covenants. As of December 31, 2010, $36,175 was drawn under this facility.

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

Marfin Egnatia Bank: In September 2010, Navios Acquisition (through four subsidiaries) entered into an $80,000 revolving credit facility with Marfin Egnatia Bank to partially finance the acquisition and construction of vessels and for investment and working capital purposes. The loans are secured by assignments of construction contracts and guarantees, as well as security interests in related assets. The loan matures on September 7, 2012 (with available one-year extensions) and bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2010, the outstanding amount under this facility was $80,000.

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

On December 12, 2006, a loan of $82,875 was obtained from HSH Nordbank AG. The loan is secured by the Shinyo Navigator together with security interests in related assets. The balance of the loan assumed at closing was $56,125. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

On September 5, 2007, a syndicated loan of $65,000 was obtained from DVB Group MerchantBank (Asia) Ltd, BNP Paribas, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the C. Dream together with security interests in related assets. The balance of the loan assumed at closing was $54,700. The facility was amended on September 10, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75%,. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group MerchantBank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Ocean together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,907. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

On January 4, 2007, a syndicated loan of $86,800 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Kannika together with security interests in related assets. The balance of the loan assumed on September 10, 2010 was $58,784. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75%. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

On May 16, 2007, a syndicated loan in the amount of $62,000 was obtained from DVB Group Merchant Bank (Asia) Ltd, Credit Suisse and Deutsche Schiffsbank AG. The loan was secured by the Shinyo Splendor together with security interests in related assets. The balance of the credit facility on September 10, 2010 was $38,775. The facility was amended on September 9, 2010, in connection with the closing of the VLCC transaction and was guaranteed by Navios Acquisition. The amended terms included a new margin of 2.75% applicable to tranche A and a new margin of 4% applicable to tranche B. A 1% fee on the outstanding balance of the facility as of September 10, 2010 was paid at closing.

On March 26, 2010, a loan facility of $90,000 was obtained from China Merchant Bank Co., Ltd. to finance the construction of Shinyo Saowalak. The balance of the loan facility as of September 10, 2010 was $90,000. The loan was secured by the Shinyo Saowalak together with security interests in related assets. The facility was amended on September 9, 2010, in connection with the closing of the VLCC Acquisition, and was guaranteed by Navios Acquisition.

Navios Logistics Loans

Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (“the Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017.

At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

Under a registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors were obliged to file a registration statement prior to January 7, 2012 that enables the holders of the Logistics Senior Notes to exchange the privately placed notes with publicly registered notes with identical terms. Pursuant to this registration rights agreement, the Logistics Co-Issuers and the subsidiary guarantors filed a registration statement on November 11, 2011 that was declared effective on February 17, 2012. The exchange offer of the privately placed notes with publicly registered notes with identical terms expired on March 23, 2012 and was completed on March 27, 2012, with an aggregate of $191,622 in principal amount, or 95.81%, of the outstanding privately placed notes tendered for exchange. The Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The net proceeds from the Logistics Senior Notes were approximately $193,207 after deducting fees and estimated expenses relating to the offering. The net proceeds from the Logistics Senior Notes have been used to (i) repay existing indebtedness, including any indebtedness of Navios Logistics’ non-wholly owned subsidiaries excluding Hidronave South American Logistics S.A. (“non-wholly owned subsidiaries”), (ii) purchase barges and pushboats and (iii) to the extent there are remaining proceeds after the uses in (i) and (ii), for general corporate purposes.

Marfin Facility

On March 31, 2008, Nauticler S.A. (“Nauticler”)(a subsidiary of Navios Logistics) entered into a $70,000 loan facility for the purpose of providing Nauticler with investment capital to be used in connection with one or more investment projects. In March 2009, Navios Logistics transferred its loan facility of $70,000 to Marfin Popular Bank Public Co. Ltd. The loan provided for an additional one year extension and an increase in margin to 275 basis points. On March 23, 2010, the loan was extended for one additional year, providing an increase in margin to 300 basis points. On March 29, 2011, Marfin Popular Bank committed to amend its current loan agreement with Nauticler to provide for a $40,000 revolving credit facility. On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A., a subsidiary of Navios Holdings, finalized the documentation of the $40,000 revolving credit facility for working and investment capital purposes. On April 12, 2011, following the completion of the sale of $200,000 of Logistics Senior Notes, Navios Logistics fully repaid the $70,000 loan facility with Marfin Popular Bank using a portion of the proceeds from the Logistics Senior Notes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The commitment requires that we maintain a loan-to-value ratio of 120% based on charter-free valuations and compliance with the covenants contained in the indenture governing the Logistics Senior Notes.

Non-Wholly Owned Subsidiaries’ Indebtedness

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. Navios Logistics paid total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures.

In connection with the acquisition of Horamar, Navios Logistics had assumed a $9,500 loan facility that was entered into by HS Shipping Ltd. Inc. in 2006, in order to finance the building of an 8,974 dwt double hull tanker, the Malva H. After the vessel’s delivery, the interest rate had been LIBOR plus 150 basis points. The loan was repayable in installments of at least 90% of the amount of the last hire payment due to be paid to HS Shipping Ltd. Inc. The repayment date was not to extend beyond December 31, 2011. The loan could be pre-paid before such date, with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

Navios Logistics assumed a $2,286 loan facility that was entered into by its majority owned subsidiary, Thalassa Energy S.A., in October 2007 to finance the purchase of two self-propelled barges, the Formosa and the San Lorenzo. The loan bore interest at LIBOR plus 150 basis points. The loan was repayable in five equal installments of $457, which were made in November 2008, June 2009, January 2010, August 2010, and March 2011. The loan was secured by a first priority mortgage over the two self-propelled barges. As of December 31, 2011, the loan had been fully repaid.

On September 4, 2009, HS Navigation Inc. had entered into a loan facility for an amount of up to $18,710 that bore interest at LIBOR plus 225 basis points in order to finance the acquisition cost of the Estefania H. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to HS Navigation Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 15, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On December 15, 2009, HS Tankers Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Makenita H for an amount of $24,000 which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to HS Tankers Inc. prior to the repayment date, and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by March 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

On December 20, 2010, HS South Inc., a majority owned subsidiary of Navios Logistics, had entered into a loan facility in order to finance the acquisition cost of the Sara H for an amount of $14,385 which bore interest at LIBOR plus 225 basis points. The loan was repayable in installments that should not be less than the higher of (a) 90% of the amount of the last hire payment due to be HS South Inc. prior to the repayment date and (b) $250, inclusive of any interest accrued in relation to the loan at that time. The loan was repayable by May 24, 2016 and could have been prepaid before such date with two days written notice. The loan also required compliance with certain covenants. This loan was repaid in full on July 25, 2011 using a portion of the proceeds from the Logistics Senior Notes.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2011, the outstanding loan balance was $668. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $6 each and the final repayment date cannot extend beyond August 10, 2021. The loan also requires compliance with certain covenants.

As of December 31, 2011, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2011, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities. The maturity table below includes in the amount shown principal payments of the drawn portion of credit facilities associated with the financing of the construction of two Panamax vessels which will be delivered during the first and second quarter of 2012.

Year	Amount in thousands of USD
2012	$70,093
2013	64,801
2014	85,864
2015	60,626
2016	24,341
2017 and thereafter	1,152,294

Total	$1,458,019

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Warrants

The Company accounts for the Navios Acquisition warrants (the “Navios Acquisition Warrants”), which were obtained in connection with its investment in Navios Acquisition, under guidance for accounting for derivative instruments and hedging activities. This accounting guidance establishes accounting and reporting standards for derivative instruments and other hedging activities. In accordance with the relative accounting guidance, the Company before acquiring control over Navios Acquisition, recorded the Navios Acquisition Warrants in the consolidated balance sheets under “Long-term derivative assets” at fair value, with changes in fair value recorded in “(Loss)/gain on derivatives” in the consolidated statements of income.

Prior to the consolidation of Navios Acquisition, Navios Holdings valued the Navios Acquisition Warrants at fair value amounting to $14,069 (fair value of 7,600,000 warrants at $1.20 per warrant was $9,120 and fair value of 6,035,000 sponsor warrants at $0.82 per warrant was $4,949), and changes in fair value were recorded in “(Loss)/gain on derivatives” in the consolidated statements of income amounting to $5,888 for the year ended December 31, 2010 ($5,863 for the year ended December 31, 2009). All warrants have been exercised pursuant to the Navios Acquisition Warrant Exercise Program (see Note 16).

Upon the Company obtaining control of Navios Acquisition (see Note 3), the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17,742 recorded in the statements of income under “Gain on change in control” and noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60,556.

Interest Rate Risk

The Company from time to time enters into interest rate swap contracts as economic hedges to its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, the Company and the bank agreed to exchange at specified intervals, the difference between paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. Interest rate swaps allow the Company to convert long-term borrowings issued at floating rates into equivalent fixed rates. Even though the interest rate swaps were entered into for economic hedging purposes, the derivatives described below do not qualify for accounting purposes as cash flow hedges, under the relative accounting guidance, as the Company does not have currently written contemporaneous documentation, identifying the risk being hedged, and both on a prospective and retrospective basis, performed an effective test supporting that the hedging relationship is highly effective. Consequently, the Company recognizes the change in fair value of these derivatives in the statements of income.

For the years ended December 31, 2011, 2010 and 2009, the realized loss on interest rate swaps was $0, $(1,155) and $(1,491), respectively. The movement in the unrealized gain as of December 31, 2011, 2010 and 2009 was $0, $1,133 and $1,774, respectively.

There are no swap agreements as of December 31, 2011 and 2010, as all swap agreements expired during 2010.

Forward Freight Agreements (FFAs)

The Company actively trades in the FFAs market with both an objective to utilize them as economic hedging instruments that are highly effective in reducing the risk on specific vessel(s), freight commitments, or the overall fleet or operations, and to take advantage of short-term fluctuations in the market prices. FFAs trading generally has not qualified as hedges for accounting purposes, except as discussed below, and as such, the trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

At December 31, 2011 and December 31, 2010, none of the “mark to market” positions of the open dry bulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of income.

The net losses from FFAs recorded in the statement of income amounted to $165, $1,802 and $5,172, for the years ended December 31, 2011, 2010 and 2009, respectively.

During each of the years ended December 31, 2011, 2010 and 2009, the changes in net unrealized gains/ (losses) on FFAs amounted to $289, $(19,903) and $1,674, respectively.

The open drybulk shipping FFAs at net contracted (strike) rate after consideration of the fair value settlement rates is summarized as follows:

Forward Freight Agreements (FFAs)	December 31, 2011	December 31, 2010
Short term FFA derivative assets	$193	$—
Long term FFA derivative assets	—	149
Short term FFA derivative liability	—	(245)

Net fair value on FFA contracts	$193	$(96)

NOS FFAs portion of fair value transferred to NOS derivative account (*)	$—	$92

LCH FFAs portion of fair value transferred to LCH derivative account (**)	$1,086	$1,328

Reconciliation of balances

Total of balances related to derivatives and financial instruments:

	December 31, 2011	December 31, 2010
FFAs	$193	$(96)
NOS FFAs portion of fair value transferred to NOS derivative account (*)	—	92
LCH FFAs portion of fair value transferred to LCH derivative account (**)	1,086	1,328

Total	$1,279	$1,324

Balance Sheet Values

	December 31, 2011	December 31, 2010
Total short term derivative asset	$1,279	$1,420
Total long term derivative asset	—	149
Total short term derivative liability	—	(245)

Total	$1,279	$1,324

(*)	NOS: The Norwegian Futures and Options Clearing House (NOS Clearing ASA).
(**)	LCH: The London Clearing House.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates their fair value. The senior and ship mortgage notes are fixed rate borrowings and their fair value, which was determined based on quoted market prices, is indicated in the table below.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Accounts receivable, net: Carrying amounts are considered to approximate fair value due to the short-term nature of these accounts receivables and because there were no significant changes in interest rates. All amounts that are assumed to be uncollectable are written off and/or reserved.

Accounts payable: The carrying amounts of accounts payable reported in the balance sheet approximates their fair value due to the short-term nature of these accounts payable and because there were no significant changes in interest rates.

Investment in available-for-sale securities: The carrying amount of the investment in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of income. The basis of valuation of the investments in available-for-sale securities is at market value (see Note 24).

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2011		December 31, 2010
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$171,096	$171,096	$207,410	$207,410
Restricted cash	$6,399	$6,399	$53,577	$53,577
Accounts receivable, net	$101,386	$101,386	$70,388	$70,388
Accounts payable	$(52,113)	$(52,113)	$(49,496)	$(49,496)
Senior and ship mortgage notes, net of discount	$(945,538)	$(841,500)	$(1,093,787)	$(1,152,752)
Long term debt, including current portion	$(508,019)	$(508,019)	$(982,123)	$(982,123)
Investments in available for sale securities	$82,904	$82,904	$99,078	$99,078
Forward Freight Agreements, net	$1,279	$1,279	$1,324	$1,324

The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2011
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FFAs	$1,279	$1,279	$—	$—
Investments in available for sale securities	82,904	82,904	—	—

Total	$84,183	$84,183	$—	$—

	Fair Value Measurements as of December 31, 2010
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FFAs	$1,569	$1,569	$—	$—
Investments in available for sale securities	99,078	99,078	—	—

Total	$100,647	$100,647	$—	$—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of December 31, 2010
Liabilities	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
FFAs	$245	$245	$—	$—

Total	$245	$245	$—	$—

The Company’s FFAs are valued based on published quoted market prices. Investments in available for sale securities are valued based on published quoted market prices. Where possible, the Company verifies the values produced by its pricing models to market prices. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility, and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs can generally be verified and do not involve significant management judgment. Such instruments are typically classified within Level 1 of the fair value hierarchy.

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2011, 2010 and 2009, were approximately $108, $122 and $105, respectively, which included a discretionary contribution of $15, $18, and $15, respectively.

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

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. The amount of the compensation is based on the number of years of service and the amount of the monthly remuneration including regular bonuses at the date of dismissal or retirement up to a maximum of two years salary. If the employees remain in the employment of the Company until normal retirement age, the entitled retirement compensation is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under FASB guidance on employer’s accounting for pension.

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

On December 16, 2010 and on December 5, 2011, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued an additional 537,310 shares and 784,723 shares, respectively, of restricted common stock to its employees, which vest over three years.

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

•

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

•

Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate (which equals the historical estimate is 68.14%, 81.52% and 68.86% for 2011, 2010 and 2009, respectively).

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

•

Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. The 4.5 year yield-to-maturity rate as of the grant date is 5.43%, 1.81% and 3.64% for 2011, 2010 and 2009, respectively.

The fair value of restricted stock and restricted stock unit grants excludes dividends to which holders of restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted stock and restricted stock units grant is $0.06 for 2011, 2010 and 2009.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2011 was $1.43, $3.81 and $3.81, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2010 was $2.54, $5.15 and $5.15 respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2009 was $2.59, $5.63 and $5.63 respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $4,252, $2,476 and $2,187 as of December 31, 2011, 2010 and 2009, respectively and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate intrinsic value
Options
Outstanding at January 1, 2009	859,266	—	—	2,233
Granted	405,365	5.87	—	1,049

Outstanding as of December 31, 2009	1,264,631	7.13	8.02	3,282
Vested at December 31, 2009	286,422	—	—	—
Exercisable at December 31, 2009	286,422
Outstanding at January 1, 2010	1,264,631	—	—	3,282
Exercised	(130,577)	—	—	(158)
Granted	954,842	5.15	—	2,422

Outstanding as of December 31, 2010	2,088,896	6.47	7.98	5,546
Vested at December 31, 2010	421,544	—	—	—
Exercisable at December 31, 2010	316,279	—	—	—
Outstanding at January 1, 2011	2,088,896	—	—	5,546
Exercised	(130,578)	—	—	(158)
Granted	1,344,353	3.81	—	1,929

Outstanding as of December 31, 2011	3,302,671	5.52	7.81	7,317
Vested at December 31, 2011	643,824	—	—	—
Exercisable at December 31, 2011	522,934	—	—	—
Restricted stock and restricted stock units
Outstanding as of January 1, 2009	380,339	—	—	2,403
Granted	384,149	—	—	2,164
Vested	(217,894)	—	—	(1,719)
Forfeited or expired	(22,457)	—	—	(127)

Non Vested as of December 31, 2009	524,137	—	2.3	2,721
Outstanding as of January 1, 2010	524,137	—	—	2,721
Granted	567,810	—	—	2,924
Vested	(276,879)	—	—	(1,283)
Forfeited or expired	(12,652)	—	—	(61)

Non Vested as of December 31, 2010	802,416	—	2.61	4,301
Outstanding as of January 1, 2011	802,416	—	—	4,301
Granted	813,273	—	—	3,098
Vested	(318,644)	—	—	(1,692)
Forfeited or expired	(9,869)	—	—	(54)

Non Vested as of December 31, 2011	1,287,176	—	2.49	5,653

The estimated compensation cost relating to non-vested stock option and restricted stock and restricted stock units awards not yet recognized was $2,871 and $4,255, respectively, as of December 31, 2011 and is expected to be recognized over the weighted average period of 1.9 and 2.49 years, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 14: COMMITMENTS AND CONTINGENCIES:

As of December 31, 2011, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (2010: $1,098) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared. In the opinion of management, the ultimate disposition of these matters is expected to be immaterial to the financial statements individually and in the aggregate and will not adversely affect the Company’s financial position, results of operations or liquidity.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2011, the remaining liability related to these pre-acquisition contingencies amounted to $2,764 ($4,674 in 2010; $6,003 in 2009) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

On July 19, 2011, in consideration of Gunvor S.A. entering into sales of oil or petroleum products with Petrosan, Navios Logistics had undertaken to pay to Gunvor S.A. on first demand any obligations arising directly from the non-fulfillment of said contracts. The guarantee did not exceed $1,500 and remained in full force and effective until December 31, 2011.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through September 2024.

As of December 31, 2011, the Company committed to future remaining contractual deposits for the vessels to be delivered on various dates through April 2012. The future minimum commitments by period as of December 31, 2011 of the Company under its ship building contracts, were $9,291.

NOTE 15: LEASES

Chartered-in:

As of December 31, 2011 the Company’s future minimum commitments, net of commissions under chartered-in vessels were as follows:

Amount
2012	$117,574
2013	110,182
2014	110,649
2015	106,050
2016	97,934
2017 and thereafter	442,422

$984,811

Charter hire expense for Navios Holdings chartered-in vessels amounted to $113,550, $150,715 and $203,320, for the each of the years ended December 31, 2011, 2010 and 2009, respectively.

Charter hire expense for logistics business chartered-in vessels amounted to $5,910, $5,359 and $3,743, for the each of the years ended December 31, 2011, 2010 and 2009, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Chartered-out:

The future minimum revenue, net of commissions, for drybulk vessels expected to be earned on non-cancelable time charters is as follows:

Amount
2012	$251,953
2013	177,406
2014	121,773
2015	95,207
2016	94,871
2017 and thereafter	256,686

Total minimum revenue, net of commissions	$997,896

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

The future minimum revenue, net of commissions, for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports are as follows:

Amount
2012	$77,096
2013	53,646
2014	35,625
2015	20,781
2016	18,095
2017 and thereafter	—

Total minimum revenue, net of commissions	$205,243

Office space:

The future minimum commitments under lease obligations for office space are as follows:

Amount
2012	$2,212
2013	2,101
2014	2,044
2015	2,127
2016	2,151
2017 and thereafter	4,551

Total minimum lease payments	$15,186

Rent expense for office space amounted to $2,229, $2,115, and $1,830 for each of the years ended December 31, 2011, 2010 and 2009, respectively.

On January 2, 2006, the Company relocated its headquarters to new leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. In 2001, the Company entered into a ten-year lease for office facilities in South Norwalk, Connecticut, that terminated during 2010. On October 30, 2006, the Company concluded an agreement with a third party to sublease approximately 2,000 square feet of its office premises in South Norwalk, Connecticut, with the same termination date of the prime lease. On October 31, 2007, the Company entered into a 12-year lease agreement for additional space for its offices in Piraeus and the lease agreement expires in 2019. On October 29, 2010, the existing lease agreement for its offices in Piraeus was amended to reduce the amount of space leased. On July 1, 2010, Kleimar entered into a new contract for the lease of approximately 632 square meters for its offices that expires in 2019. Navios Corporation also leases approximately 11,923 square feet of space at 825 3rd Avenue, New York pursuant to a lease that expires in 2019. Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire in various dates through 2013. The above table incorporates the lease commitment on all offices as disclosed above.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Office rent: On January 2, 2006, Navios Corporation and Navios ShipManagement Inc., two wholly owned subsidiaries of Navios Holdings, entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of two facilities located in Piraeus, Greece, of approximately 2,034.3 square meters to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €473 (approximately $613) and the lease agreements expire in 2017. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 31, 2007, Navios ShipManagement Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement initially provided for the leasing of one facility in Piraeus, Greece, of approximately 1,376.5 square meters to house part of the operations of the Company. On October 29, 2010, the existing lease agreement was amended to provide Navios ShipManagement Inc. with a lease for 1,122.75 square meters. The total annual lease payments are €370 (approximately $479) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

On October 29, 2010, Navios Tankers Management Inc. entered into a lease agreement with Emerald Ktimatiki-Ikodomiki-Touristiki and Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreement provides for the leasing of one facility of approximately 253.75 square meters in Piraeus, Greece to house part of the operations of the Company. The total annual lease payments are €79 (approximately $103) and the lease agreement expires in 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes Acropolis Chartering and Shipping Inc. (“Acropolis”), a brokerage firm for freight and shipping charters as a broker. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings has agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. Commissions paid to Acropolis for each of the years ended December 31, 2011, 2010 and 2009 were $17, $155 and $300, respectively. During the years ended December 31, 2011, 2010 and 2009, the Company received dividends of $602, $966, and $878, respectively, which have been eliminated upon consolidation. Included in the trade accounts payable at December 31, 2011 and 2010 was an amount of $125 and $121, respectively, which was due to Acropolis.

Management fees: Pursuant to a management agreement dated November 16, 2007, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily initial term of the agreement is five years commencing from November 16, 2007. On October 27, 2009, the fixed fee period was extended for two years and the daily fees were amended to $4.5 per owned Ultra Handymax vessel, $4.4 per owned Panamax vessel and $5.5 per owned Capesize vessel. In October 2011, the fixed fee period was further extended until December 31, 2017 and the daily fees were amended to $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the years ended December 31, 2011, 2010 and 2009 amounted to $23,643, $19,746 and $11,004, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended on September 10, 2010, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel, for the first two years with the fixed daily fees adjusted for the remainder of the term based on then-current market fees. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. During the remaining three years of the term of the management agreement, Navios Acquisition expects that it will reimburse Navios Holdings for all of the actual operating costs and expenses it incurs in connection with the management of its fleet. Actual operating costs and expenses will be determined in a manner consistent with how the initial $6.0 and $7.0 fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300.0 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the years ended December 31, 2011, 2010 and 2009 amounted to $35,678, $9,752 and $0, respectively. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended on October 21, 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2011, 2010 and 2009 amounted to $3,447, $2,750 and $1,843, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2011, 2010 and 2009 amounted to $1,527, $380 and $0, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2011, 2010 and 2009 amounted to $375, $0 and $0, respectively, which have been eliminated upon consolidation.

Balance due from affiliates: Balance due from affiliates as of December 31, 2011 amounted to $49,404 (December 31, 2010: $2,603) which included the current amounts due from Navios Partners and Navios Acquisition, of $4,089 (December 31, 2010: $2,603) and $45,315, respectively. The balances mainly consisted of management fees, administrative fees and other expenses. Additionally, the balance due from Navios Acquisition included reimbursement for drydocking costs.

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

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (a) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (b) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners.

During 2009, Navios Holdings sold the Navios Apollon and the rights to the Navios Sagittarius to Navios Partners. The total sale price consisted of $66,600 in cash.

During 2010, Navios Holdings sold the following five vessels to Navios Partners the Navios Hyperion, the Navios Aurora II, the Navios Pollux, the Navios Melodia and the Navios Fulvia. The total sale price consisted of $425,000 in cash and $34,971 in common units (1,174,219 common units for the Navios Aurora II, 352,139 common units for the Navios Melodia and 436,231 common units for the Navios Fulvia) of Navios Partners.

During 2011, Navios Holdings sold two vessels to Navios Partners the Navios Luz and the Navios Orbiter. The total sale price consisted of $120,000 in cash and $10,000 in common units (507,916 common units) of Navios Partners.

The investment in the common units is classified as “Investments in available for sale securities.” The total gain from the sale of vessels was recognized at the time of sale in the statements of income under “Gain on sale of assets” (see Note 19). The remaining amount which represents profit to the extent of Navios Holdings’ ownership interest in Navios Partners had been deferred under “Other long-term liabilities and deferred income” and amortized over the remaining life of the vessel or until it is sold. As of December 31, 2011 and December 31, 2010, the unamortized deferred gain for all vessels and rights sold totaled $41,002 and $38,599, respectively, and for the years ended December 31, 2011, 2010 and 2009, Navios Holdings recognized $12,024, $18,694 and $11,871, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”. Following Navios Partners’ public equity offerings of: (a) 3,500,000 common units in May 2009; (b) 2,800,000 common units in September 2009 (plus 360,400 overallotment units in October 2009); (c) 4,000,000 common units in November 2009; (d) 3,500,000 common units (plus 525,000 overallotment units) in February 2010; (e) 4,500,000 common units (plus 675,000 overallotment units) in May 2010; (f) 5,500,000 common units (plus 825,000 overallotment units) in October 2010; and (g) 4,000,000 common units (plus 600,000 overallotment units) in April 2011, and the sale of all vessels from Navios Holdings to Navios Partners, Navios Holdings’ interest in Navios Partners is currently 27.1%, including a 2% GP interest.

Navios Bonavis: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000. With the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued to Navios Holdings 1,000,000 subordinated Series A units. Navios Holdings recognized in its results a non-cash compensation income amounting to $6,082. The 1,000,000 subordinated Series A units are included in “Investments in affiliates” (See Note 9).

Purchase of shares in Navios Acquisition: Refer to Note 3 for transactions related to the share purchase of Navios Acquisition.

As of March 30, 2011, immediately after the Navios Acquisition Share Exchange (see Note 3), Navios Holdings owned 18,331,551 shares or 45% of the outstanding voting stock of Navios Acquisition (see Note 1, 3). As a result, from March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company. Navios Acquisition has been accounted for under the equity method of accounting due to the Company’s significant influence over Navios Acquisition, which is based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be in substance common stock for accounting purposes. On November 4, 2011, following the return of 217,159 shares to Navios Acquisition and the subsequent cancellation of such shares, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 45.24% and its economic interest in Navios Acquisition increased to 53.96%. See Note 3 for a discussion of recent changes to Navios Holdings’ voting power and economic interest in Navios Acquisition.

Acquisition of Eleven Product Tanker Vessels and Two Chemical Tanker Vessels: On April 8, 2010, pursuant to the terms and conditions of the Acquisition Agreement by and between Navios Acquisition and Navios Holdings, Navios Acquisition agreed to acquire 13 vessels (11 product tankers and two chemical tankers) plus options to purchase two additional product tankers, for an aggregate purchase price of $457,659 (see Note 3).

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

The Navios Holdings Credit Facility: In connection with the VLCC Acquisition, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings and Navios Holdings received $400 as an arrangement fee. The $40,000 facility has a margin of LIBOR plus 300 basis points and a term of 18 months, maturing on April 1, 2012. Pursuant to an amendment in October 2010, the facility will be available for multiple drawings up to a limit of $40,000. Pursuant to an amendment dated November 8, 2011, the maturity of the facility was extended to December 2014. Following the issuance of the notes in October 2010 and during the first half of 2011, Navios Acquisition prepaid $6,000 of this facility and, during the second half of 2011, Navios Acquisition drew down $33,609 from the facility. As of December 31, 2011, the outstanding amount under this facility was $40,000 (2010: $12,391) and was recorded under “Loan receivable from affiliate companies”.

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

In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $221. There were no shares repurchased during December 31, 2010 and for the year ended December 31, 2009, 331,900 shares were repurchased under this program, for a total consideration of $717.

During the year ended December 31, 2008, Navios Holdings issued 1,351,368 shares of common stock, following the exercise of warrants generating proceeds of $6,756.

Issuances to Employees and Exercise of Options

On February 5, 2009, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued 55,675 shares of restricted common stock to its employees.

On December 17, 2009, pursuant to the stock option plan approved by the Board of Directors, Navios Holdings issued to its employees 308,174 shares of restricted common stock, 20,300 restricted stock units and 405,365 stock options.

On June 2, 2010, July 1, 2010 and September 9, 2010, 86,328, 15,000 and 29,249 shares, respectively, were issued following the exercise of the options exercised for cash at an exercise price of $3.18 per share for a total of $415.

On December 16, 2010, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 537,310 shares of restricted common stock, 30,500 restricted stock units and 954,842 stock options.

On March 1, March 2, March 7, 2011 and June 23, 2011, pursuant to the stock plan approved by the Board of Directors, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share for a total of $415.

On December 5, 2011, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 784,273 shares of restricted common stock, 29,000 restricted stock units and 1,344,353 stock options.

Vested, Surrendered and Forfeited

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

During the year ended December 31, 2011, 8,869 restricted shares of common stock were forfeited upon termination of employment.

During 2011, 15,264 restricted stock units that were issued to the Company’s employees in 2009 and 2010, vested and 1,997 restricted shares of common stock were surrendered.

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

On December 23, 2009, on January 20, 2010 and on January 27, 2010, Navios Holdings issued 1,800 shares of Preferred Stock (fair value $9,162), 1,780 shares of Preferred Stock (fair value $10,550) and 300 shares of Preferred Stock (fair value $1,651) at $10.0 nominal value per share to partially finance the acquisition of the Navios Stellar, the Navios Antares and the construction of the Navios Azimuth, respectively. The Navios Antares was delivered to Navios Holdings on January 20, 2010.

On July 31, 2010 and on August 31, 2010, Navios Holdings issued 2,500 shares of Preferred Stock (fair value $12,421) and 1,870 shares of Preferred Stock (fair value $9,093) at $10.0 nominal value per share to partially finance the acquisition of the Navios Melodia and the Navios Fulvia, respectively. The Navios Melodia and the Navios Fulvia were delivered to Navios Holdings on September 20, 2010 and October 1, 2010, respectively.

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

Following the issuances and cancellations of the shares described above, Navios Holdings had as of December 31, 2011 and 2010, 102,409,364 and 101,563,766 shares of common stock, respectively, and 8,479 Preferred Stock outstanding for both years.

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

•

$78,342 of gross cash proceeds were raised from the exercise of 15,950 of the Public Warrants by payment of $5.65 cash exercise price, and 13,850,000 private warrants owned by Navios Holdings and Angeliki Frangou, Navios Acquisition’s Chairman and Chief Executive Officer, and total expenses associated with the Warrant Exercise Program were $3,364;

•	a portion of the private warrants exercised were held by officers and directors of Navios Acquisition, 15,000 and 75,000 were exercised on a cash basis and cashless basis, respectively; and

•	18,412,053 new shares of common stock were issued.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 18: INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net consist of the following:

	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010	For the Year Ended December 31, 2009
Interest expense	$101,011	$91,527	$56,616
Amortization of finance charges	5,198	6,065	4,279
Other	972	8,430	2,723

Total interest expense and finance cost, net	$107,181	$106,022	$63,618

NOTE 19: DISPOSAL OF ASSETS

The Company disposed of the following assets in 2011:

Navios Luz
Cash consideration received	$71,975
Shares consideration received	6,000
Book value of vessel Navios Luz sold to Navios Partners	(53,548)

Total gain	24,427
Deferred gain (see Note 16)	(6,623)

Gain recognized on sale of Navios Luz		$17,804

Navios Orbiter
Cash consideration received	$47,984
Shares consideration received	4,000
Book value of vessel Navios Orbiter sold to Navios Partners	(23,198)

Total gain	28,786
Deferred gain (see Note 16)	(7,804)

Gain recognized on sale of Navios Orbiter		$20,982

Gain from sale of other assets		$36

Total gain on sale of assets		$38,822

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The Company disposed of the following assets in 2010:

Navios Hyperion
Cash consideration received	$63,000
Book value of vessel Navios Hyperion sold to Navios Partners	(25,168)

Total gain	37,832
Deferred gain (see Note 16)	(13,996)

Gain recognized on sale of Navios Hyperion		$23,836

Navios Aurora II
Cash consideration received	$90,000
Shares consideration received	20,326
Book value of vessel Navios Aurora II sold to Navios Partners	(109,508)

Total gain	818
Deferred gain (see Note 16)	(271)

Gain recognized on sale of Navios Aurora II		$547

Navios Pollux
Cash consideration received	$110,000
Book value of vessel Navios Pollux sold to Navios Partners	(107,452)

Total gain	2,548
Deferred gain (see Note 16)	(797)

Gain recognized on sale of Navios Pollux		$1,751

Navios Melodia
Cash consideration received	$72,100
Shares consideration received	6,687
Book value of vessel Navios Melodia sold to Navios Partners	(68,757)

Total gain	10,030
Deferred gain (see Note 16)	(2,876)

Gain recognized on sale of Navios Melodia		$7,154

Navios Fulvia
Cash consideration received	$89,900
Shares consideration received	8,284
Book value of vessel Navios Fulvia sold to Navios Partners	(67,211)

Total gain	30,973
Deferred gain (see Note 16)	(8,880)

Gain recognized on sale of Navios Fulvia		$22,093

Vanessa
Cash consideration received	$18,250
Book value of finance lease of vessel Vanessa	(18,250)

		$—

Gain from sale of other assets		$51

Total gain on sale of assets		$55,432

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The net proceeds from the transfer of assets and liabilities of Navios Holdings to Navios Acquisition in exchange for cash consideration, were $40,832 and were released from Navios Acquisitions’ trust account.

The Company disposed of the following assets in 2009:

Navios Apollon
Cash consideration received	$32,000
Book value of vessel Apollon sold to Navios Partners	(25,131)

Total gain	6,869
Deferred gain (see Note 16)	(2,874)

Gain recognized on sale of Navios Apollon		$3,995

Navios Sagittarius
Cash consideration received	$34,600
Book value of purchase option of Navios Sagittarius sold to Navios Partners	(2,885)
Book value of favorable lease term of Navios Sagittarius sold to Navios Partners	(1,423)

Total gain	30,292
Deferred gain (see Note 16)	(13,510)

Gain recognized on sale of rights of Navios Sagittarius to Navios Partners		$16,782

Gain from sale of other assets		$8

Total gain on sale of assets		$20,785

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 20: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business, and previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business segment, and this segment includes the activities of Horamar, which provides similar products and services in the region as Navios Holdings’ legacy port facility. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. Also following the formation of Navios Acquisition and until March 30, 2011 when Navios Acquisition’s deconsolidation took place, the Company included an additional reportable segment, the Tanker Vessel Operations business, which consisted of the transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Year Ended December 31, 2011	Logistics Business for the Year Ended December 31, 2011	Tanker Vessel Operations for the Year Ended December 31, 2011	Total for the Year Ended December 31, 2011
Revenue	$429,538	$234,687	$25,130	$689,355
Loss on derivatives	(165)	—	—	(165)
Interest income	2,899	843	378	4,120
Interest expense and finance cost, net	(81,379)	(17,074)	(8,728)	(107,181)
Depreciation and amortization	(76,734)	(22,616)	(8,045)	(107,395)
Equity in net earnings of affiliated companies	35,246	—	—	35,246
Net income/(loss) attributable to Navios Holdings common stockholders	77,717	(125)	(36,781)	40,811
Total assets	2,478,400	435,424	—	2,913,824
Goodwill	56,240	104,096	—	160,336
Capital expenditures	115,830	70,598	7,528	193,956
Investment in affiliates	117,088	—	—	117,088
Cash and cash equivalents	130,567	40,529	—	171,096
Restricted cash	6,399	—	—	6,399
Long term debt (including current and non current portion)	$1,252,889	$200,668	$—	$1,453,557

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Year Ended December 31, 2010	Logistics Business for the Year Ended December 31, 2010	Tanker Vessel Operations for the Year Ended December 31, 2010	Total for the Year Ended December 31, 2010
Revenue	$458,377	$187,973	$33,568	$679,918
Gain on derivatives	4,064	—	—	4,064
Interest income	2,568	297	777	3,642
Interest income from investments in finance leases	877	—	—	877
Interest expense and finance cost, net	(85,720)	(4,526)	(15,776)	(106,022)
Depreciation and amortization	(69,458)	(22,215)	(10,120)	(101,793)
Equity in net earnings of affiliated companies	40,585	—	—	40,585
Net income/(loss) attributable to Navios Holdings common stockholders	151,241	5,600	(11,084)	145,757
Total assets	2,141,770	548,382	986,615	3,676,767
Goodwill	56,239	104,096	14,722	175,057
Capital expenditures	(387,310)	(15,885)	(179,582)	(582,777)
Investment in affiliates	18,695	—	—	18,695
Cash and cash equivalents	106,846	39,204	61,360	207,410
Restricted cash (including current and non current portion)	19,214	564	33,799	53,577
Long term debt (including current and non current portion)	$1,239,070	$127,422	$709,418	$2,075,910

	Drybulk Vessel Operations for the Year Ended December 31, 2009	Logistics Business for the Year Ended December 31, 2009	Tanker Vessel Operations for the Year Ended December 31, 2009	Total for the Year Ended December 31, 2009
Revenue	$459,786	$138,890	$—	$598,676
Gain on derivatives	375	—	—	375
Interest income	1,688	11	—	1,699
Interest income from investments in finance leases	1,330	—	—	1,330
Interest expense and finance cost, net	(59,371)	(4,247)	—	(63,618)
Depreciation and amortization	(52,281)	(21,604)	—	(73,885)
Equity in net earnings of affiliated companies	29,222	—	—	29,222
Net income attributable to Navios Holdings common stockholders	62,584	5,350	—	67,934
Total assets	2,430,710	504,472	—	2,935,182
Goodwill	56,239	91,677	—	147,916
Capital expenditures	(751,659)	(26,799)	—	(778,458)
Investment in affiliates	13,042	—	—	13,042
Cash and cash equivalents	147,006	26,927	—	173,933
Restricted cash (including current and non current portion)	105,484	1,674	—	107,158
Long term debt (including current and non current portion)	$1,502,313	$120,393	$—	$1,622,706

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

Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
North America	$20,157	$22,856	$34,366
Europe	144,846	119,286	77,976
Asia	283,275	335,039	322,346
South America	234,688	193,830	145,831
Other	6,389	8,907	18,157

Total	$689,355	$679,918	$598,676

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for drybulk vessels amounted to $1,415,225 and $1,421,301 at December 31, 2011 and 2010, respectively, and for tanker vessels amounted to $0 and $529,659 at December 31, 2011 and 2010, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics business amounted to $282,975 and $236,200 at December 31, 2011 and 2010, respectively.

NOTE 21: EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Year ended December 31, 2011	Year ended December 31, 2010	Year ended December 31, 2009
Numerator:
Net income attributable to Navios Holdings common stockholders	$40,811	$145,757	$67,934
Less:
Dividend on Preferred Stock	(1,696)	(2,450)	(909)

Income available to Navios Holdings common stockholders, basic	$39,115	$143,307	$67,025

Plus:
Dividend on Preferred Stock	1,696	2,450	909
Interest on convertible debt and amortization of convertible bond discount	—	1,121	1,107

Income available to Navios Holdings common stockholders, diluted	$40,811	$146,878	$69,041

Denominator:
Denominator for basic net income per share attributable to Navios Holdings stockholders — weighted average shares	100,926,448	100,518,880	99,924,587
Dilutive potential common shares	918,204	735,316	533,075
Convertible preferred stock and convertible debt	8,479,000	14,928,160	4,736,997
Dilutive effect of securities	9,397,204	15,663,476	5,270,072
Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	110,323,652	116,182,356	105,194,659

Basic net income per share attributable to Navios Holdings stockholders	$0.39	$1.43	$0.67

Diluted net income per share attributable to Navios Holdings stockholders	$0.37	$1.26	$0.66

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

The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2011 and 2010 is mainly attributable to Kleimar and to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

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

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.2% for the year ended December 31, 2011 (4.3% for 2010).

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2011.

The Company’s deferred taxes as of December 31, 2011 and 2010, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar acquisition.

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

Navios Logistics

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

On July 25, 2011, the Company acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd .Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A. (“Vitol”). The Company paid a total consideration of $8,500 for such noncontrolling interests ($8,638 including transactions expenses), and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures under certain loan agreements. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

Navios Acquisition

On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controls a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

On November 4, 2011, of the 1,378,122 contingently returnable shares of common stock of Navios Acquisition that were issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition, 1,160,963 shares were released to the sellers and the remaining 217,159 shares were returned to Navios Acquisition in settlement of representations and warranties attributable to the prior sellers. As of December 31, 2011, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The table below reflects the movement in noncontrolling interest for the years ended December 31, 2011 and 2010:

Noncontrolling interest December 31, 2009	$135,270
Consolidation of Navios Acquisition	65,157
Navios Acquisition consultancy fees	5,619
Navios Acquisition – equity issuance and warrant exercise (net of $3,364 of program related expenses) including reallocation adjustments	50,530
Navios Acquisition – equity consideration for VLCC acquisition (Note 3)	10,744
Navios Acquisition – dividends paid	(1,120)
Navios Logistics – reallocation of non-controlling interest	(19,501)
Navios Logistics – equity issuance	1,350
Navios Logistics – release of escrow shares (Note 3)	10,869
Navios Logistics dividends to noncontrolling shareholders	(470)
Loss for the year	(488)

Noncontrolling interest December 31, 2010	$257,960
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	15
Navios Acquisition deconsolidation (Note 3)	(125,184)
Navios Logistics acquisition of noncontrolling interest (including transaction expenses)	(15,563)
Profit for the year	506

Noncontrolling interest December 31, 2011	$116,586

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

On November 15, 2010, Navios Holdings sold the Navios Melodia and the Navios Fulvia to Navios Partners for a total of $177,000, out of which $162,000 was paid in cash and the remaining amount was paid through the receipt of 788,370 common units in Navios Partners.

On May 19, 2011, Navios Holdings sold the Navios Luz and the Navios Orbiter to Navios Partners for a total of $130,000, out of which $120,000 was paid in cash and the remaining amount was paid through the receipt of 507,916 newly issued common units of Navios Partners.

In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is a reorganization under South Korean bankruptcy law. Navios Holdings reviewed the matter in concert with the credit default insurers, as five vessels of its core fleet are chartered out to KLC. The contracts for these vessels have been temporarily suspended and the vessels have been rechartered to third parties for variable charter periods. Upon completion of the suspension period, the contracts with the original charterers will resume at amended terms. The obligations of the insurer are reduced by an amount equal to the mitigation charter hire revenues earned under the contracts with third parties and/or the original charters or the applicable deductibles for any idle periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings.

On November 24, 2011, Navios Holdings received and will retain in total 11,413 shares of KLC for three of its vessels, as partial compensation for the claims filed under the Korean court. As of December 31, 2011, the carrying amount of the AFS securities related to KLC were $332.

All above common units that the Company received from the sale of the vessels to Navios Partners and the shares received from KLC were accounted for under guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. The Company has no other types of available for sale securities.

As of December 31, 2011 and 2010, the carrying amounts of the AFS Securities were $82,904 and $99,078, respectively, and the unrealized holding gains related to these AFS Securities included in “Accumulated Other Comprehensive Income/ (Loss)” were $6,166, $32,624 and $15,156, respectively, as of December 31, 2011, 2010 and 2009. During 2011, 2010, and 2009, the Company recognized in earnings realized losses amounting to $0, $0 and $13,778, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 25: OTHER FINANCIAL INFORMATION

The Company’s 8.125% senior notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of NMF, Navios Maritime Finance (US) Inc., Navios Acquisition and its subsidiaries and Navios Logistics and its subsidiaries and designated as unrestricted subsidiaries or those not required by the indenture (see Note 11). The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor subsidiaries of Navios Logistics, are 100% owned. On and after March 30, 2011, following the Navios Acquisition Share Exchange, Navios Acquisition is no longer a subsidiary of Navios Holdings.

See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition. These condensed consolidating statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

Income Statement for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$419,945	$269,410	$—	$689,355
Time charter, voyage and logistic business expenses	—	(164,230)	(109,082)	—	(273,312)
Direct vessel expenses	—	(42,333)	(74,936)	—	(117,269)
General and administrative expenses	(15,473)	(22,509)	(14,870)	—	(52,852)
Depreciation and amortization	(2,810)	(72,769)	(31,816)	—	(107,395)
Provision for losses on accounts receivable	—	253	(492)	—	(239)
Interest income	584	2,292	1,244	—	4,120
Interest expense and finance cost, net	(61,960)	(18,988)	(26,233)	—	(107,181)
Loss on derivatives	—	(165)	—	—	(165)
Gain on sale of assets	—	38,787	35	—	38,822
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Loss on change in control	(35,325)	—	—	—	(35,325)
Other income	362	594	704	—	1,660
Other expense	(181)	(3,056)	(9,753)	—	(12,990)

(Loss) / income before equity in net earnings of affiliated companies	(136,002)	137,821	4,211	—	6,030
Income/(loss) from subsidiaries	154,018	4,192	—	(158,210)	—
Equity in net earnings of affiliated companies	22,795	12,451	—	—	35,246

Income/(loss) before taxes	40,811	154,464	4,211	(158,210)	41,276
Income taxes	—	(292)	348	—	56

Net income/(loss)	40,811	154,172	4,559	(158,210)	41,332
Less: Net income attributable to the noncontrolling interest	—	—	(506)	—	(506)
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Preferred stock dividends of subsidiary	—	—	(27)	—	(27)

Net income/(loss) attributable to Navios Holdings common stockholders	$40,811	$154,172	$4,038	$(158,210)	$40,811

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the year ended December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$432,703	$247,215	$—	$679,918
Time charter, voyage and logistic business expenses	—	(202,599)	(83,537)	—	(286,136)
Direct vessel expenses	—	(30,267)	(67,264)	—	(97,531)
General and administrative expenses	(15,661)	(20,833)	(22,110)	—	(58,604)
Depreciation and amortization	(2,811)	(62,188)	(36,794)	—	(101,793)
Provision for losses on accounts receivable	—	(3,992)	(668)	—	(4,660)
Interest income from finance leases	—	877	—	—	877
Interest income	961	2,232	449	—	3,642
Interest expense and finance cost, net	(71,001)	(11,989)	(23,032)	—	(106,022)
Gain/(loss) on derivatives	5,888	(1,824)	—	—	4,064
Gain on sale of assets	—	55,379	53	—	55,432
Gain on change in control	17,742	—	—	—	17,742
Other income	3,891	5,012	569	—	9,472
Other expense	—	(3,248)	(8,055)	—	(11,303)

(Loss)/income before equity in net earnings of affiliated companies	(60,991)	159,263	6,826	—	105,098
Income/(loss) from subsidiaries	184,222	14,242	—	(198,464)	—
Equity in net earnings of affiliated companies	22,526	18,059	—	—	40,585

Income/(loss) before taxes	145,757	191,564	6,826	(198,464)	145,683
Income taxes	—	(350)	(64)	—	(414)

Net income/(loss)	145,757	191,214	6,762	(198,464)	145,269
Less: Net loss attributable to the noncontrolling interest	—	—	488	—	488

Net income/(loss) attributable to Navios Holdings common stockholders	$145,757	$191,214	$7,250	$(198,464)	$145,757

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the year ended December 31, 2009	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$426,977	$171,699	$—	$598,676
Time charter, voyage and logistic business expenses	—	(259,817)	(56,926)	—	(316,743)
Direct vessel expenses	—	(25,726)	(42,823)	—	(68,549)
General and administrative expenses	(16,149)	(18,159)	(9,589)	—	(43,897)
Depreciation and amortization	(2,810)	(45,089)	(25,986)	—	(73,885)
Provision for losses on accounts receivable	—	(818)	(1,419)	—	(2,237)
Interest income from investments in finance leases	—	1,330	—	—	1,330
Interest income	184	1,476	39	—	1,699
Interest expenses and finance cost, net	(53,067)	(4,356)	(6,195)	—	(63,618)
Gain/(loss) on derivatives	5,863	(5,410)	(78)	—	375
Gain on sale of assets	—	20,785	—	—	20,785
Other income	6,083	(314)	980	—	6,749
Other expense	(13,831)	(1,947)	(4,730)	—	(20,508)

(Loss)/income before equity in net earnings of affiliated companies	(73,727)	88,932	24,972	—	40,177
Income/(loss) from subsidiaries	125,883	23,806	—	(149,689)	—
Equity in net earnings of affiliated companies	15,778	13,444	—	—	29,222

Income before taxes	67,934	126,182	24,972	(149,689)	69,399
Income tax/(expense)/benefit	—	(298)	1,863	—	1,565

Net income	67,934	125,884	26,835	(149,689)	70,964
Less: Net income attributable to the noncontrolling interest	—	—	(3,030)	—	(3,030)

Net income/(loss) attributable to Navios Holdings common stockholders	$67,934	$125,884	$23,805	$(149,689)	$67,934

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$74,160	$56,407	$40,529	$—	$171,096
Restricted cash	2,597	3,802	—	—	6,399
Accounts receivable, net	—	69,545	31,841	—	101,386
Intercompany receivables	59,769	—	65,247	(125,016)	—
Short-term derivative assets	—	1,279	—	—	1,279
Due from affiliate companies	1,300	50,254	(2,150)	—	49,404
Prepaid expenses and other current assets	(14)	27,534	13,890	—	41,410

Total current assets	137,812	208,821	149,357	(125,016)	370,974
Deposit for vessel acquisitions	—	63,814	—	—	63,814
Vessels, port terminal and other fixed assets, net	—	1,417,858	350,088	—	1,767,946
Loan receivable from affiliate company	40,000	—	—	—	40,000
Investments in subsidiaries	1,394,619	267,296	—	(1,661,915)	—
Investment in available for sale securities	82,572	332	—	—	82,904
Investment in affiliates	128,602	(11,514)	—	—	117,088
Deferred financing costs, net	15,543	6,724	6,955	—	29,222
Deferred dry dock and special survey costs, net	—	12,294	7,119	—	19,413
Other long term assets	—	15,429	3,425	—	18,854
Goodwill and other intangibles	98,001	137,649	167,959	—	403,609

Total non-current assets	1,759,337	1,909,882	535,546	(1,661,915)	2,542,850

Total assets	$1,897,149	$2,118,703	$684,903	$(1,786,931)	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	28,743	23,370	—	52,113
Accrued expenses	16,864	31,083	15,923	—	63,870
Deferred income and cash received in advance	—	24,065	4,492	—	28,557
Dividends payable	6,149	—	—	—	6,149
Intercompany payables	—	123,017	1,999	(125,016)	—
Capital lease obligations	—	—	31,221	—	31,221
Current portion of long term debt	7,382	62,642	69	—	70,093

Total current liabilities	30,395	269,550	77,074	(125,016)	252,003
Long term debt, net of current portion	807,648	375,217	200,599	—	1,383,464
Long term liabilities	—	35,140	3,072	—	38,212
Unfavorable lease terms	—	44,825	—	—	44,825
Deferred tax liability	—	—	19,628	—	19,628

Total non-current liabilities	807,648	455,182	223,299	—	1,486,129

Total liabilities	838,043	724,732	300,373	(125,016)	1,738,132
Noncontrolling interest	—	—	116,586	—	116,586
Total Navios Holdings stockholders’ equity	1,059,106	1,393,970	267,945	(1,661,915)	1,059,106

Total liabilities and stockholders’ equity	$1,897,149	$2,118,702	$684,904	$(1,786,931)	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$6,323	$97,676	$103,411	$—	$207,410
Restricted cash	15,726	3,488	15,576	—	34,790
Accounts receivable, net	—	48,731	21,657	—	70,388
Intercompany receivables	173,796	—	77,705	(251,501)	—
Short-term derivative assets	—	1,420	—	—	1,420
Due from affiliate companies	—	3,422	(819)	—	2,603
Prepaid expenses and other current assets	164	17,410	15,780	—	33,354

Total current assets	196,009	172,147	233,310	(251,501)	349,965
Deposit for vessel acquisitions	—	80,834	296,690	—	377,524
Vessels, port terminal and other fixed assets, net	—	1,345,983	903,694	—	2,249,677
Loan receivable from affiliate company	12,391	—	(12,391)	—	—
Restricted cash	—	—	18,787	—	18,787
Long term derivative assets	—	149	—	—	149
Investments in subsidiaries	1,405,723	256,178	—	(1,661,901)	—
Investment in available for sale securities	99,078	—	—	—	99,078
Investment in affiliates	18,301	394	—	—	18,695
Deferred financing costs, net	13,321	3,779	20,655	—	37,755
Deferred dry dock and special survey costs, net	—	9,312	2,695	—	12,007
Other long term assets	—	4,933	5,437	—	10,370
Goodwill and other intangibles	100,812	155,838	246,110	—	502,760

Total non-current assets	1,649,626	1,857,400	1,481,677	(1,661,901)	3,326,802

Total assets	$1,845,635	$2,029,547	$1,714,987	$(1,913,402)	$3,676,767

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	—	22,120	27,376	—	49,496
Accrued expenses	7,465	31,546	23,406	—	62,417
Deferred income and cash received in advance	—	14,299	3,383	—	17,682
Dividends payable	6,094	—	1,120	—	7,214
Intercompany payables	—	243,967	7,534	(251,501)	—
Short term derivative liability	—	245	—	—	245
Capital lease obligations	—	—	1,252	—	1,252
Current portion of long term debt	7,929	29,361	26,007	—	63,297

Total current liabilities	21,488	341,538	90,078	(251,501)	201,603
Long term debt, net of current portion	764,564	340,717	907,332	—	2,012,613
Capital lease obligations, net of current portion	—	—	31,009	—	31,009
Other long term liabilities	—	30,983	5,037	—	36,020
Unfavorable lease terms	—	51,264	5,611	—	56,875
Deferred tax liability	—	—	21,104	—	21,104

Total non-current liabilities	764,564	422,964	970,093	—	2,157,621

Total liabilities	786,052	764,502	1,060,171	(251,501)	2,359,224
Noncontrolling interest	—	—	257,960	—	257,960

Total Navios Holdings stockholders’ equity	1,059,583	1,265,044	396,857	(1,661,901)	1,059,583

Total liabilities and stockholders’ equity	$1,845,635	$2,029,546	$1,714,988	$(1,913,402)	$3,676,767

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$49,862	$(38,007)	$67,179	$—	$79,034
Cash flows from investing activities
Investment in affiliate	(2,052)	—	—		(2,052)
Dividends from affiliates/associates	1,300	—	(1,300)	—	—
Proceeds from sale of assets	—	120,000	—	—	120,000
Decrease in restricted cash	—	—	778	—	778
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Deposits for vessel acquisitions	—	(63,774)	(2,995)	—	(66,769)
Purchase of property, equipment and other fixed assets	—	(530)	(70,598)	—	(71,128)
Deconsolidation of Navios Acquisition	—	—	(72,425)	—	(72,425)

Net cash provided by/(used in) investing activities	(752)	4,170	(151,073)	—	(147,655)
Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Acquisition of noncontrolling interest	—	—	(8,638)	—	(8,638)
Decrease/(increase) in restricted cash	13,129	(12,788)	(625)	—	(284)
Proceeds from long term loans	18,850	64,054	3,475	—	86,379
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	340,981	—	193,207	—	534,188
Repayment of senior notes	(300,000)	—	—	—	(300,000)
Repayment of long-term debt and payment of principal	(28,064)	(56,646)	(163,777)	—	(248,487)
Debt issuance costs	(272)	(2,052)	(443)	—	(2,767)
Acquisition of treasury stock	(221)	—	—	—	(221)
Payments of obligations under capital leases	—	—	(1,040)	—	(1,040)
Dividends paid	(26,091)	—	(1,147)	—	(27,238)

Net cash provided by/(used in) financing activities	18,727	(7,432)	21,012	—	32,307

Increase/(decrease) in cash and cash equivalents	67,837	(41,269)	(62,882)	—	(36,314)

Cash and cash equivalents, beginning of year	6,323	97,676	103,411	—	207,410

Cash and cash equivalents, end of year	$74,160	$56,407	$40,529	$—	$171,096

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2010	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$176,345	$(204,429)	$210,574	$—	$182,490
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(63,230)	—	(35,683)	—	(98,913)
Receipts from investment in finance lease	—	180	—	—	180
Proceeds from sale of assets	—	484,082	—	—	484,082
Decrease in restricted cash	65,324	—	2,335	—	67,659
Acquisition of vessels	—	(104,595)	(118,178)	—	(222,773)
Deposits for vessel acquisitions	—	(252,228)	(91,015)	—	(343,243)
Purchase of property, equipment and other fixed assets	—	(876)	(15,885)	—	(16,761)

Net cash provided by/(used in) investing activities	2,094	126,563	(258,426)	—	(129,769)
Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Repurchase of preferred stock	(49,016)	—	—	—	(49,016)
Preferred shares issuance costs	(14)	—	(1,805)	—	(1,819)
(Dividends)/contributions from noncontrolling shareholders	—	—	(470)	—	(470)
Proceeds from long-term loans	30,901	241,466	194,267	—	466,634
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	—	—	400,000	—	400,000
Repayment of long-term debt and payment of principal	(156,925)	(91,037)	(556,435)	—	(804,397)
Debt issuance costs	(453)	(977)	(22,028)		(23,458)
Proceeds from warrant exercise	(77,038)	—	74,978	—	(2,060)
Proceeds from equity offering, net of fees	—	—	33,402	—	33,402
Repurchase of convertible bond	(29,100)	—	—	—	(29,100)
Decrease/(increase) in restricted cash	20,616	(2,704)	(250)	—	17,662
Dividends paid	(27,037)	—	—	—	(27,037)

Net cash (used in)/provided by financing activities	(287,651)	146,748	121,659	—	(19,244)

(Decrease)/increase in cash and cash equivalents	(109,212)	68,882	73,807	—	33,477

Cash and cash equivalents, beginning of year	115,535	28,794	29,604	—	173,933

Cash and cash equivalents, end of year	$6,323	$97,676	$103,411	$—	$207,410

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2009	Navios Maritime Holdings Inc. Issuer	Other Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$69,834	$94,056	$52,561	$—	$216,451
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	—	—	(369)	—	(369)
Receipts from investment in finance lease	—	567	—	—	567
Proceeds from sale of assets	—	66,600	—	—	66,600
Increase in restricted cash	(90,878)	—	—	—	(90,878)
Acquisition of vessels	—	(423,075)	(89,685)	—	(512,760)
Deposits for vessel acquisitions	—	(122,681)	(116,129)	—	(238,810)
Purchase of property, equipment and other fixed assets	—	(89)	(26,799)	—	(26,888)

Net cash used in investing activities	(90,878)	(478,678)	(232,982)	—	(802,538)
Cash flows from financing activities
Contributions from noncontrolling shareholders	—	—	563	—	563
Proceeds from long term loans	110,000	306,391	204,879	—	621,270
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	394,412	—	—	—	394,412
Repayment of long-term debt and payment of principal	(326,896)	(2,884)	(4,172)	—	(333,952)
Debt issuance costs	(12,774)	(2,442)	(2,881)	—	(18,097)
Acquisition of treasury stock	(717)	—	—	—	(717)
Increase in restricted cash	(9,500)	—	—	—	(9,500)
Dividends paid	(27,583)	—	—	—	(27,583)

Net cash provided by financing activities	126,942	301,065	198,389	—	626,396

Net increase/(decrease) in cash and cash equivalents	105,898	(83,557)	17,968	—	40,309

Cash and cash equivalents, beginning of year	9,637	112,351	11,636	—	133,624

Cash and cash equivalents, end of year	$115,535	$28,794	$26,604	$—	$173,933

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 26: SUBSEQUENT EVENTS

(a)	On February 14, 2012, Navios Holdings received an amount of $6,664, as a dividend distribution from its affiliate Navios Partners.

(b)	On February 20, 2012, the Board of Directors of Navios Holdings resolved that a dividend of $0.06 per share of common stock will be paid on April 12, 2012 to stockholders of record on March 22, 2012.

(c)	On March 20, 2012, Marfin Popular Bank Co. Ltd. and Nauticler S.A., a subsidiary of Navios Holdings, finalized the documentation of the $40,000 revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points. The loan is initially repayable 12 months after drawdown with extention options available.

(d)	On March 23, 2012, Navios Holdings entered into a facility agreement with DVB BANK SE for an amount of up to $42,000 in two tranches in order to finance the acquisition of the Navios Serenity and to refinance the Navios Astra loan facility. These two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, each. The loan will be repayable in 32 quarterly instalments of $650, with a final ballon payment of $21,200 on the last repayment date. On March 26, 2012, the amount drawn under this facility was $26,000.

(e)	On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 34,718 dwt Handysize vessel and former long-term chartered-in vessel in operation. The Navios Serenity’s acquisition price was $26,000.