Form 20-F
period 2012-12-31
Navios Maritime Holdings Inc.
filed 2013-04-24
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

103,255,409 as of December 31, 2012

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

We undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events, except as required by law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 are derived from the audited consolidated financial statements of Navios Holdings. The consolidated statement of operations data for the years ended December 31, 2012, 2011 and 2010 and the consolidated balance sheet data as of December 31, 2012 and 2011 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2009 and 2008, and the balance sheet data as of December 31, 2010, 2009 and 2008, have been derived from our audited financial statements for the years ended December 31, 2010, 2009 and 2008, which are not included in this document. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report.

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Income Data
Revenue	$616,494	$689,355	$679,918	$598,676	$1,246,062
Time charter, voyage and logistics business expenses	(269,279)	(273,312)	(285,742)	(316,473)	(1,034,365)
Direct vessel expenses	(117,790)	(117,269)	(97,925)	(68,819)	(58,495)
General and administrative expenses	(51,331)	(52,852)	(58,604)	(43,897)	(37,047)
Depreciation and amortization	(108,206)	(107,395)	(101,793)	(73,885)	(57,062)
Provision for losses on accounts receivable	(17,136)	(239)	(4,660)	(2,237)	(2,668)
Interest income	2,717	4,120	3,642	1,699	7,753
Interest expense and finance cost, net	(106,196)	(107,181)	(106,022)	(63,618)	(49,128)
(Loss)/gain on derivatives	(196)	(165)	4,064	375	8,092
Gain on sale of assets/partial sale of subsidiary	323	38,822	55,432	20,785	27,817
(Loss)/gain on change in control	—	(35,325)	17,742	—	—
Loss on bond extinguishment	—	(21,199)	—	—	—
Other income	189,239	1,660	10,349	8,079	3,133
Other expense	(10,993)	(12,990)	(11,303)	(20,508)	(7,386)

Income before equity in net earnings of affiliated companies	$127,646	$6,030	$105,098	$40,177	$46,706
Equity in net earnings of affiliated companies	48,228	35,246	40,585	29,222	17,431

Income before taxes	$175,874	$41,276	$145,683	$69,399	$64,137
Income tax (expense)/benefit	(312)	56	(414)	1,565	56,113

Net income	$175,562	$41,332	$145,269	$70,964	$120,250
Less: Net (income)/loss attributable to the noncontrolling interest	(77)	(506)	488	(3,030)	(1,723)
Preferred stock dividends of subsidiary	—	(27)	—	—	—
Preferred stock dividends attributable to the noncontrolling interest	—	12	—	—	—

Net income attributable to Navios Holdings common stockholders	$175,485	$40,811	$145,757	$67,934	$118,527

Income attributable to Navios Holdings common stockholders, basic	173,780	39,115	143,307	67,025	118,527

Income attributable to Navios Holdings common stockholders, diluted	$175,485	$40,811	$146,878	$69,041	$118,527

Weighted average number of shares, basic	101,232,720	100,926,448	100,518,880	99,924,587	104,343,083

Basic net earnings per share attributable to Navios Holdings common stockholders	$1.72	$0.39	$1.43	$0.67	$1.14

Weighted average number of shares, diluted	111,033,758	110,323,652	116,182,356	105,194,659	107,344,748

Diluted net earnings per share attributable to Navios Holdings common stockholders	$1.58	$0.37	$1.26	$0.66	$1.10

Balance Sheet Data (at period end)
Current assets, including cash	470,567	370,974	349,965	427,680	505,409
Total assets	2,941,462	2,913,824	3,676,767	2,935,182	2,253,624
Current liabilities, including current portion of long-term debt	189,376	252,003	201,603	196,080	271,532
Total long-term debt, including current portion	1,358,212	1,453,557	2,075,910	1,622,706	887,715
Navios Holdings’ stockholders’ equity	1,206,376	1,059,106	1,059,583	925,480	805,820

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by/(used in) operating activities	$233,846	$106,643	$188,641	$216,451	$(28,388)
Net cash provided by/(used in) investing activities	7,251	(175,264)	(135,920)	(802,538)	(452,637)
Net cash (used in)/provided by financing activities	(154,325)	32,307	(19,244)	626,396	187,082
Book value per common share	11.68	10.34	10.43	9.17	8.02
Cash dividends per common share	0.30	0.25	0.24	0.27	0.38
Cash dividends per preferred share	201.1	200.0	345.52	52.35	—
Cash paid for common stock dividend declared	30,730	25,542	24,107	27,154	28,588
Cash paid for preferred stock dividend declared	1,705	1,696	2,930	429	—
Adjusted EBITDA (1)	$399,483	$260,826	$356,126	$206,801	$165,478

(1)	EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

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

The following table reconciles net cash from operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009	Year Ended December 31, 2008
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by/(used in) operating activities	$233,846	$106,643	$188,641	$216,451	$(28,388)
Net increase/(decrease) in operating assets	48,057	77,023	(7,051)	(30,399)	(87,797)
Net decrease/(increase) in operating liabilities	20,646	(23,633)	20,578	(56,498)	226,145
Payments for drydock and special survey costs	14,461	12,769	9,337	3,522	3,653
Net interest cost	97,170	97,481	90,628	55,237	39,298
Provision for losses on accounts receivable	(17,136)	(239)	(4,660)	(2,237)	(2,668)
Gain on sale of assets/partial sale of subsidiary	323	38,822	55,432	20,785	27,817
Unrealized (loss)/gain on FFA derivatives, warrants, interest rate swaps and expenses related to bond extinguishment	(124)	(5,285)	(12,882)	9,311	(15,376)
Earnings/(losses) in affiliates and joint ventures, net of dividends received	2,317	(6,909)	(307)	1,355	4,517
Unrealized losses on available for sale securities	—	—	—	(13,778)	—
Compensation income	—	—	—	6,082	—
(Loss)/gain on change in control	—	(35,325)	17,742	—	—
Repurchase of convertible bond	—	—	3,799	—	—
Transaction expenses	—	—	(5,619)	—	—
Noncontrolling interest	(77)	(521)	488	(3,030)	(1,723)

Adjusted EBITDA	$399,483	$260,826	$356,126	$206,801	$165,478

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2011 to December 31, 2012, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,336 and a high of $17,115. Additionally, during the period from January 1, 2011 to December 31, 2012, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $2,644 and a high of $32,889 and the Baltic Exchange Dry Index experienced a low of 647 points and a high of 2,173 points. Navios Holdings anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia, and in the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. The market supply of drybulk carriers has been increasing, as the number of drybulk carriers on order was recently near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2012. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. Continuous declines in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

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

Disruptions in world financial markets and the resulting governmental action in Europe, the United States and other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows and could cause the market price of our shares to decline.

        Concerns relating to the European sovereign debt crisis have recently intensified. While Greece, Portugal, Ireland, Spain and Cyprus have been the most affected countries thus far, with each agreeing to a rescue package with the European Union and the International Monetary Fund, there are fears that other European countries may be further affected by increasing public debt burdens and weakening economic growth prospects. On January, 13, 2012, Standard and Poor’s Rating Services (“Standard and Poor’s”) downgraded the long-term ratings for nine Eurozone nations, including France, Italy and Spain. Since then, Standard and Poor’s, Moody’s Investors Service and other credit ratings agencies have further downgraded certain Eurozone nations. Most recently Fitch Ratings’ downgraded Italy’s sovereign credit rating on March 8, 2013. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greek and other European banks, which may expose us to a loss of cash deposits or cash equivalents.

In addition, the availability of borrowings under our revolving credit facilities with Cyprus Popular Bank Public Co. Ltd. may be affected by the agreement by Cyprus in March 2013 to restructure and recapitalize its banks in connection with its rescue package from the European Commission, European Central Bank and International Monetary Fund. Among other provisions, it was agreed that certain assets and liabilities of Cyprus Popular Bank Public Co. Ltd. would enter into receivership and the remaining assets and liabilities would be transferred to the Bank of Cyprus. As this restructuring process is on-going, the availability of our revolving credit facilities has not been confirmed. If we are unable to borrow under these facilities, we will need to seek other sources of financing which may be unavailable or may be more costly than our current facilities or subject us to more restrictions, which may have a material adverse impact on our ability to finance acquisitions of vessels or other assets or otherwise operate our business.

Furthermore, the United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Additionally, uncertainty regarding tax policy and government spending in the United States has created an uncertain environment which could reduce demand for our services. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the reprising of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new vessel acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or new business acquisitions.

In addition, the economic uncertainty worldwide has markedly reduced demand for shipping services and has decreased shipping rates, which may adversely affect our results of operations and financial condition. Currently, the economies of China, Japan, other Pacific Asian countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has driven decreased rates and vessel values.

We could face risks attendant to changes in economic environments, changes in interest rates, tax policies, and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

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

We periodically employ some of our vessels on a spot basis. The spot charter market is highly competitive and freight rates within this market are highly volatile, while longer-term charter contracts provide income at pre-determined rates over more extended periods of time. We cannot assure you that we will be successful in keeping our vessels fully employed in these short-term markets, or that future spot rates will be sufficient to enable such vessels to be operated profitably. A significant decrease in spot market rates or our inability to fully employ our vessels by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and adversely affect our results of operations, including our profitability and cash flows, with the result that our ability to pay debt service and dividends could be impaired.

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

We depend upon significant customers for part of our revenues. The loss of one or more of these customers or a decline in the financial capability of our customers could materially adversely affect our financial performance.

We have derived a significant part of our revenue from a small number of charterers. During the fiscal years ended December 31, 2012, 2011 and 2010, we derived approximately 24.6%, 20.2% and 24.4%, respectively, of our gross revenues from four customers.

If one or more of our charterers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a charterer exercises certain rights to terminate the charter, or if a charterer is unable to make its charter payments in whole or in part, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations. For the years ended December 31, 2012, 2011 and 2010, none of our customers accounted for more than 10% of the Company’s revenue.

We could lose a customer or the benefits of a time charter if, among other things:

•	the customer fails to make charter payments because of its financial inability, disagreements with us or otherwise, which risk is increasing due to the current economic environment;

•

the customer terminates the charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, default under the charter; or

•	the customer terminates the charter because the vessel has been subject to seizure for more than a specified number of days.

Furthermore, a number of our charters are at above-market rates, such that any loss of such charter may require us to recharter the vessel at significantly lower rates. Additionally, our charterers from time to time have sought to renegotiate their charter rates with us.

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues.

We charter-out our vessels to other parties who pay us a daily rate of hire. We also enter into contracts of affreightment (“COAs”) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import drybulk cargoes. Additionally, we may enter into Forward Freight Agreements (“FFAs”), parts of which are traded over-the-counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts which could materially adversely affect our financial condition and results of operations. In addition, if a charterer defaults on a time charter, we may only be able to enter into new contracts at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates or not at all, our financial condition and results of operations could be materially adversely affected.

Certain of our long term charter-out contracts have been insured until the end of 2016 through an “AA” rated European Union insurance provider for a maximum cash payment of up to $120.0 million (including certain Navios Maritime Partners L.P.’s (“Navios Partners”) contracts). Our agreement provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such type of insurance).

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

In our hedging and trading activities, we focus on short-term trading opportunities in which there are adequate liquidity in order to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short-term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs could in the future cause significant volatility in earnings.

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

        Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. The North American ECA came into effect on August 1, 2012, and the United States Caribbean Sea ECA will come into force on January 1, 2013, having effect from January 1, 2014. These ECAs will limit SOx, NOx and particulate matter emissions. California has also adopted more stringent low sulfur fuel requirements within California regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, which the industry will have to comply with. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

For our vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of January 31, 2013 was in effect in 68 states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The right of vessel owners to limit liability incurred under the Bunker Convention depends on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the Oil Pollution Act (“OPA”) establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future 113th Congress.

In addition to potential liability under the OPA, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

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

We maintain insurance coverage for each owned vessel in our fleet against pollution liability risks in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles and other terms and conditions. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

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

        In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee (“MEPC”) in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for emissions for international shipping, to be set either by the UNFCCC or the IMO. At its 64th session on October 1 to 5, 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping.

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

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in the period ahead. As of January 31, 2013 the Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However on October 1, 2012 it announced that it would propose measures to monitor verify and report on greenhouse-gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. While we believe that it is difficult to assess the timing and effect of climate change and pending legislation and regulation related to climate change on our business, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2012 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. A significant example came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by our affiliate, Navios Partners, was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

        The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 6.1 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

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

If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during such delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

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

Our international activities increase the compliance risks associated with economic and trade sanctions and anti-corruption laws imposed by the United States, the European Union and other jurisdictions.

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

Recently, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. Not only has the United States enacted new legislation which imposed new sanctions that specifically restrict shipping refined petroleum into Iran, but also the European Union has implemented new restrictive measures which prohibit the purchase, transport or insurance of Iranian oil or petroleum products (the tankers of our affiliate, Navios Maritime Acquisition Corporation have in the past, but do not currently, call on ports in Iran). There has also been an increased focus on economic and trade sanctions enforcement that has led recently to a significant number of penalties being imposed against shipping companies.

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

Furthermore, we may operate in a number of countries throughout the world, including countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA. We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2012, approximately 30.8 % of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. For example, as of December 31, 2012, the value of the U.S. dollar as compared to the Euro decreased by approximately 2.0% compared with the respective value as of December 31, 2011. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

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

As of December 31, 2012, we had $1,358.2 million in aggregate principal amount of debt outstanding of which $550.0 million was unsecured. We also have up to $70.0 million available to us to be used for general corporate purposes under our existing credit facilities. We may increase the amount of our indebtedness in the future, which would further exacerbate the risks listed below.

As a result of the on-going restructuring of Cyprus Popular Bank Public Co. Ltd., the availability of our $70.0 million revolving credit facilities has not been confirmed. See “Risk Factors — Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows and cause the market price of our shares to decline.”

Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt:

•

our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes;

•	we will be exposed to the risk of increased interest rates because our borrowings under our senior secured credit facilities will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 8.125% Senior Notes due 2019 (the “2019 Notes”) and the indenture governing our 8.875% first priority ship mortgage notes due 2017 (the “Ship Mortgage Notes”) do not fully prohibit us or our subsidiaries from doing so. The terms of the indentures governing 9 1/4% Senior Notes due 2019 (“the “Logistics Senior Notes”) of Navios South American Logistics (“Navios Logistics”) and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

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

The indenture governing the 2019 Notes, the indenture governing the Ship Mortgage Notes, the indentures governing the Logistics Senior Notes and our and Navios Logistics’ secured credit facilities contain certain change of control provisions. If we or Navios Logistics experience specified changes of control under our respective notes, we or Navios Logistics, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control will constitute a default under our and Navios Logistics’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

If the recent volatility in LIBOR continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness, including certain indebtedness of Navios Logistics, fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. See also Item 11 “Quantitative and Qualitative Disclosures about Market Risk”.

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

As of December 31, 2012, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two companies that are accounted for under the equity method — Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners. As of December 31, 2012, we held 45.24% of the voting stock and 53.96% of the economic interest of Navios Acquisition and 25.20% of the equity interest in Navios Partners (including a 2% interest in the general partner of Navios Partners). As of such date, our investments in these two affiliated companies amounted to $197.3 million.

In February 2013, following the offerings of Navios Partners and Navios Acquisition, our equity interest in Navios Partners decreased to 23.4% (including a 2% interest in the general partner of Navios Partners) and our ownership of the outstanding voting stock of Navios Acquisition increased to 47.4% and our economic interest in Navios Acquisition decreased to 52.2%.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2012, we received $5.2 million and $27.9 million in dividends from Navios Acquisition and Navios Partners, respectively. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $49.2 million and $35.6 million, respectively, in fiscal year 2012.

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

We evaluate our investments in Navios Acquisition and Navios Partners for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects of Navios Partners and Navios Acquisition, and (3) our intent and our ability to retain our investment in Navios Partners and Navios Acquisition for a period of time sufficient to allow for any anticipated recovery in fair value. During 2012 and 2011, we did not recognize any impairment loss in earnings.

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

In each of Navios Logistics’ businesses, a significant part of its revenues is derived from a small number of customers. For the year ended December 31, 2012, Navios Logistics’ three largest customers, Vale, Repsol S.A. (“YPF”) and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of its revenues, respectively and Navios Logistics’ five largest customers accounted for approximately 56.4% of revenues. For the year ended December 31, 2011, Navios Logistics’ three largest customers, Petrobras, Petropar and Axion Energy, accounted for 18.1%, 10.2% and 10% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 55.1% of its revenues. During the year ended December 31, 2010, one customer, Petrobras, accounted for 17.5% of Navios Logistics’ revenues, and its five largest customers accounted for approximately 50% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels. The loss of any of its significant customers could materially adversely affect its results of operations.

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

•

the customer terminates the contract because Navios Logistics fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default occurs under the contract; or

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

Navios Logistics’ capital expenditures during 2010, 2011 and 2012 were $58.1 million, $72.2 million and $28.5 million, respectively, used to acquire among others one product tanker, three pushboats, 66 barges and to expand its port terminal operations through the construction of one drying and conditioning facility, new tanks and a silo. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. For example, Navios Logistics is currently constructing a new conveyor belt in its dry port terminal in Uruguay which is expected to be completed in the third quarter of 2013 and one tank barge which is expected to be delivered in June 2013.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these activities. In addition, the terms of any joint venture arrangements Navios Logistics may enter into in the future may limit the ability of the joint venture to distribute cash to it, and other joint venture partners may need to consent to the actions taken by the joint venture. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and/or infrastructure, Navios Logistics may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, or increase its working capital or capital expenditures, it might not be able to grow its business and its earnings could suffer. Furthermore, despite covenants under the indentures governing the Logistics Senior Notes and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness which would limit cash available for working capital and to service its indebtedness.

The failure of Petrobras to successfully implement its business plan for 2011 to 2015 could adversely affect Navios Logistics’ business.

During 2011, Petrobras announced its business plan for 2011 to 2015, which includes a projected capital expenditure budget of $224.7 billion between 2011 and 2015 and provides for an increase in drilling rigs, and in connection therewith forecasts a growth in the demand for supply and specialty vessels from 287 in December 2010 to 479 by 2015. In addition, Petrobras has entered into an assignment agreement with the Brazilian federal government (the “Assignment Agreement”) to conduct operations in specified pre-salt areas (areas of rock accumulations which are found under the salt layer of the Brazilian coastline and have the potential for the generation of oil), which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the Assignment Agreement. The Assignment Agreement as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. Petrobras group was Navios Logistics’ largest customer for 2010 and for 2011 and one of its ten largest customers in 2012. In May 2011, Navios Logistics also signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to its option to cancel the contracts if Navios Logistics is unable to secure acceptable financing for the construction of the vessels. Any failure of Navios Logistics to capitalize on its relationship with Petrobras could have a material adverse effect on its results of operations.

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off-the-shelf and, as a result, it may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to Navios Logistics.

Navios Logistics’ ports and fleet may need spare parts in order to replace old or damaged parts in the normal course of operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for Navios Logistics’ vessels and its ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts immediately available and may have to produce them when required. Navios Logistics vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for Navios Logistics.

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

As Navios Logistics expands its business, it may have difficulty managing its growth, including the need to improve its operations and financial systems, staff and crew or to receive required approvals to implement its expansion projects. If Navios Logistics cannot improve these systems, recruit suitable employees or obtain required approvals, it may not be able to effectively control its operations.

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

At December 31, 2012, Navios Logistics employed 367 land-based employees and approximately 640 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in its barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent its contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by its contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, OCIMF, have developed and are implementing two basic tools: (a) the Ship Inspection Report Program (“SIRE”) and (b) the Tanker Management and Self-Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

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

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2012, 66% of its cabotage fleet and 61% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge and cabotage fleet was employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

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

After several years of price stability under the convertibility regime, which established a fixed exchange rate of one U.S. dollar per one Argentine peso, the formal devaluation of the Argentine peso in January 2002 created pressures on the domestic prices system that generated high inflation in 2002, before substantially stabilizing in 2003. In 2004, the inflation rate (as measured by changes in the consumer price index, or CPI) reached 6.1% and in 2005 reached 12.3% according to data published by the Instituto Nacional de Estadisticas y Censos, or INDEC. The rate of inflation, according to data published by INDEC, decreased to 9.8% in 2006, in part due to several actions implemented by the Argentine government to control inflation and monitor prices for most relevant goods and services, which included price support arrangements agreed to by the Argentine government and private sector companies in several industries and markets. In 2008, 2009, 2010, 2011 and 2012, the inflation rate year-on-year, according to INDEC data, was 7.2%, 7.7%, 10.9%, 9.5% and 10.8%, respectively.

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

In 2001 and during the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, as depositors lost confidence in the Argentine government’s ability to repay its foreign debt, its domestic debt and to maintain the convertibility regime. This precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits.

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

Risks Relating to Uruguayan Free Zone Regulation

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value- Added Tax and Wealth Tax. Other benefits that Navios Logistics’ subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, Navios Logistics’ subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the 25% limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, Navios Logistics’ subsidiaries may continue with their operations from the free zone, but under a different tax regime.

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

With respect to Argentina, the Argentine economy has experienced significant volatility in recent decades. Although general economic conditions in Argentina have recovered significantly during recent years, there is uncertainty as to whether this growth is sustainable. The global economic crisis of 2008 led to a sudden economic decline, accompanied by political and social unrest, inflationary and Argentine Peso depreciation pressures and lack of consumer and investor confidence. Future government policies to pre-empt, or in response to, social unrest may include expropriation, nationalization, forced renegotiation or modification of existing contracts, suspension of the enforcement of creditors’ rights, new taxation policies, and changes in laws and policies affecting foreign trade. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF, represented by an identical stake of Class D shares owned, directly or indirectly, by YPF and its controlled or controlling entities, which have been declared of public interest. Such policies could destabilize the country and adversely and materially affect the Argentine economy, and thereby Navios Logistics’ business, results of operations and financial condition.

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

Navios Logistics engages in regional commerce with a variety of entities. Although Navios Logistics’ operations expose it to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guarannies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2012, 2011 and 2010, approximately 50.4%,

48.5% and 50.4%, respectively, of Navios Logistics’ expenses were incurred in currencies other than the U.S. dollar. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of its transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which Navios Logistics operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which Navios Logistics operates, its results of operations or financial condition could be materially adversely affected.

Tax Risks

We may earn United States source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the Internal Revenue Code, or the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code. Based on our current plans, we expect that our income from sources within the United States will be international shipping income that qualifies for exemption from United States federal income taxation under section 883 of the Code, and that we will have no other income that will be taxed in the United States. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S.-source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for those years. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected.

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

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected. For example, as of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of the common stock. See “Federal Income Tax Consequences — U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of U.S. Holders — Tax Treatment of Common Stock” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

Item 4. Information on the Company

A. History and Development of the Company

The legal and commercial name of the Company is Navios Maritime Holdings Inc. The Company’s office and principal place of business is located at 85 Akti Miaouli Street, Piraeus, Greece 185 38, and its telephone number is (011) +30-210-4595000. The Company is a corporation incorporated under the Marshall Islands Business Corporations Act (“BCA”) and the laws of the Republic of the Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as the Company’s agent for service of process, and the Company’s registered address and telephone number, as well as address and telephone number of its agent for service of process, is Trust Company Complex, Ajeltake Island P.O. Box 1405, Majuro, Marshall Islands MH96960.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28, 2005, as amended, by and among International Shipping Enterprises Inc. (“ISE”), Navios Holdings, and all the shareholders of Navios Holdings, ISE acquired Navios Holdings through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be Navios Maritime Holdings Inc. The Company publicly files its reports with the SEC under the rules of Foreign Private Issuers.

The Company operates a fleet of owned Capesize, Panamax, Ultra Handymax and Handysize vessels and a fleet of time chartered Capesize, Panamax, Ultra Handymax and Handysize vessels that are employed to provide worldwide transportation of bulk commodities. Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners and charterers.

Navios Partners

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C., or the general partner, a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

In connection with the initial public offering, or IPO, of Navios Partners, on November 16, 2007, Navios Holdings sold the interests of five of its wholly-owned subsidiaries, each of which owned a Panamax drybulk carrier, as well as interests of three of its wholly-owned subsidiaries that operated and had options to purchase three additional vessels in exchange for: (a) all of the net proceeds from the sale of an aggregate of 10,500,000 common units in the IPO to a corporation owned by Navios Partners’ Chairman and CEO for a total amount of $193.3 million, plus; (b) $160.0 million of the $165.0 million of borrowings under Navios Partners’ revolving credit facility; (c) 7,621,843 subordinated units issued to Navios Holdings; and (d) a 2% general partner interest and all incentive distribution rights in Navios Partners to the General Partner.

On or prior to the closing of the IPO, Navios Holdings entered into certain agreements with Navios Partners: (a) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc., or the Manager, a wholly-owned subsidiary of Navios Holdings, provides Navios Partners with commercial and technical management services; (b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (c) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Since the formation of Navios Partners, Navios Holdings sold in total ten vessels to Navios Partners (the Navios Hope, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Fulvia, the Navios Melodia, the Navios Pollux, the Navios Luz, the Navios Orbiter and the Navios Buena Ventura) and also sold the rights of Navios Sagittarius to Navios Partners. All vessels were sold in exchange of cash and 5,601,920 common units of Navios Partners in total. As of December 31, 2012, Navios Holdings’ interest in Navios Partners was 25.2%.

On February 6, 2013, Navios Partners completed its public offering of 5,175,000 common units, including the full exercise of the underwriters’ overallotment option at $14.15 per unit, and raised gross proceeds of approximately $73.2 million. The net proceeds of this offering were approximately $69.6 million. Navios Holdings paid $1.5 million in order to retain its 2% general partner interest. As a result, 105,613 additional general partnership units were issued in connection with this offering. Following this offering Navios Holdings’ interest in Navios Partners decreased to 23.4% (which includes a 2% general partner interest).

Navios Logistics

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for: (a) $112.2 million in cash, and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2012 Navios Holdings owns 63.8% of Navios Logistics.

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

On November 19, 2010, Navios Acquisition completed the public offering of 6,500,000 shares of common stock at $5.50 per share, raising gross proceeds of approximately $35.7 million. The net proceeds of this offering, including the underwriting discount of $1.8 million and excluding offering costs of $0.6 million, were approximately $34.0 million. Following this transaction, as of December 31, 2010, Navios Holdings owned 26,007,551 shares or 53.7% of the outstanding common stock of Navios Acquisition.

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

As of December 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

On February 26, 2013, Navios Acquisition completed multiple offerings, including two registered direct offerings and one private placement for Navios Holdings and certain members of the management of Navios Acquisition, Navios Partners and Navios Holdings, raising gross proceeds of $100.5 million. A total of 35,246,791 shares were issued at a price of $2.85 per share. Navios Holdings purchased in the private placement an aggregate of 17,544,300 shares of Navios Acquisition common stock for $50.0 million. Following the offerings, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 47.4% and its economic interest in Navios Acquisition decreased to 52.2%.

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding those of Navios Logistics), the average age of which is approximately 6.1 years, consists of a total of 50 vessels, aggregating approximately 5.1 million dwt. Navios Holdings owns ten Capesize vessels (169,000-181,000 dwt), 14 modern Ultra Handymax vessels (50,000-61,000 dwt), five Panamax vessels (70,000-83,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of six Ultra Handymax, one Handysize, six Panamax, and seven Capesize vessels under long-term time charters, 17 of which are currently in operation, with the remaining three scheduled for delivery on various dates through April 2016. Navios Holdings has options to acquire 11 of the 20 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

Navios Holdings also offers commercial and technical management services to Navios Partners’ and Navios Acquisition’s fleets. Navios Partners’ fleet is comprised of 12 Panamax vessels, seven Capesize vessels and two Ultra-Handymax vessels. In October 2011, the fixed fee period was extended until December 31, 2017 and the daily fees were amended to $4,650 per owned Ultra Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel through December 31, 2013. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Navios Acquisition’s fleet is comprised of 29 tankers, of which 21 are currently in operation, and Navios Holdings will receive a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel.

Navios Holdings’ strategy and business model focuses on:

•

Operation of a high quality, modern fleet. Navios Holdings owns and charters in a modern, high quality fleet, having an average age of approximately 6.1 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•

Pursue an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 5.1 million dwt in tonnage, making Navios Holdings one of the largest independent drybulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 11 of the 20 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

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

•

Maintain high fleet utilization rates. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 98.2% as of December 31, 2012, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

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

Competitive Advantages

Controlling approximately 5.1 million dwt (excluding Navios Logistics) in drybulk tonnage, Navios Holdings is one of the largest independent drybulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global drybulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios Holdings’ fleet were brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the drybulk markets.

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

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 30 owned vessels and 20 chartered-in vessels (11 of which have purchase options). The average age of the operating fleet is 6.1 years.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of 14 modern Ultra Handymax vessels, ten Capesize vessels, five Panamax vessels and one Handysize vessel, whose technical specifications and youth distinguish them in the market, where, as of the beginning of 2013, over 13% of the industry’s drybulk vessels were 20 or more years old.

Owned Vessels

Vessel Name	Vessel Type	Year B.uilt	Deadweight (in Metric Tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Vector	Ultra Handymax	2002	50,296
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Vega	Ultra Handymax	2009	58,792
Navios Celestial	Ultra Handymax	2009	58,063
Navios Astra	Ultra Handymax	2006	53,468
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Asteriks	Panamax	2005	76,801
Navios Centaurus	Panamax	2012	81,472
Navios Avior	Panamax	2012	81,355
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Lumen	Capesize	2009	180,661
Navios Stellar	Capesize	2009	169,001
Navios Phoenix	Capesize	2009	180,242
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Long-Term Fleet. In addition to the 30 owned vessels, Navios Holdings controls a fleet of seven Capesize, six Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters, having an average age of approximately 5.3 years. In April 2013, Navios Holdings agreed to postpone the delivery dates of two chartered-in vessels, the Navios Felix and the Navios Venus. Of the 20 chartered-in vessels, 17 are currently in operation and three are scheduled for delivery at various times through April 2016, as set forth in the following table:

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in Metric Tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes (2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Golden Heiwa	Panamax	2007	76,662	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
SC Lotta	Capesize	2009	169,056	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Purchase Option	Deadweight (in Metric Tons)
Navios Felix	Capesize	04/2016	Yes	180,000
Navios Mercury	Ultra Handymax	07/2013	Yes	61,000
Navios Venus	Ultra Handymax	02/2015	Yes	61,000

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	The initial 50% purchase option on the vessel is held by Navios Holdings.

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

Short-Term Fleet: Navios Holdings’ “short-term fleet” is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for a duration of less than 12 months. The number of short-term vessels varies from time to time.

Exercise of Vessel Purchase Options

As of December 31, 2012, Navios Holdings executed purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered on various dates from November 30, 2005 until February 21, 2011. Navios Holdings currently has options to acquire eight of the 17 chartered-in vessels currently in operation and all of the three long-term chartered-in vessels on order (on one of the 11 purchase options Navios Holdings holds a 50% initial purchase option).

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

Technical Ship Management: Navios Holdings provides, through its subsidiaries, Navios ShipManagement Inc. and Navios Tankers Management Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’ and Navios Acquisition’s vessels under the terms of the management agreements between the parties. Based in Piraeus, Greece and Monaco, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels in Japan and Korea to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.

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

•

Freight Rate Risk. Navios Holdings uses FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the drybulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings enters into these FFAs through over-the-counter transactions and over LCH, the London Clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the Company’s commercial ship management strategy and policies. See “Risk Factors — Risks Associated with the Shipping Industry and Our Drybulk Operations — Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs.

•

Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high credit quality collateralized corporations and financial institutions. Most importantly, Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure. In addition, certain of our long term charter-out contracts have been insured until the end of 2016 through an “AA” rated European Union insurance provider up to a maximum cash payment of $120.0 million (including certain Navios Partners’ contracts). Our agreement provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such type of insurance).

•

Interest Rate Risk. Navios Holdings uses from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See Note 12 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2012, included elsewhere in this document. See also item 11 “Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk.”

•

Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 22.1% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 7.6% of its expenses related to operation of its Greek and Belgian office, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Drybulk Vessel Operations

The international drybulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government- owned entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as Mitsui O.S.K. Lines Ltd., GIIC, Louis Dreyfus Commodities, Hanjin Shipping Corporation, Baosteel, COSCO Bulk Carriers Ltd., Mansel Ltd, C.Transport, STX Panocean Ltd. and Dampskibselskabet Norden. For the years ended December 31, 2012, 2011 and 2010, none of the customers accounted for more than 10% of the Company’s revenue.

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

Navios Logistics has a diverse customer base including global agricultural, mining and petroleum companies. Its customers include affiliates of Archer Daniels Midland Company (“ADM”), Axion Energy (formerly known as Esso), Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. In its dry port facility in Uruguay, Navios Logistics has been serving three of its key global customers, ADM, Cargill and Louis Dreyfus, for more than 14 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has had long-term relationships with its global petroleum customers (such as Axion Energy, Petrobras Group, YPF and Shell) for more than 10 years on average. In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the year ended December 31, 2012, Navios Logistics’ three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 56.4%. For the year ended December 31, 2011, Navios Logistics three largest customers, Petrobras, Petropar and Axion Energy, accounted for 18.1%, 10.2% and 10.0% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 55.1% of revenues. For the year ended December 31, 2010, Navios Logistics’ largest customer, Petrobras, accounted for 17.5% of its revenues, and Navios Logistics’ five largest customers accounted for approximately 50% of its revenues.

Tanker Vessel Operations

Navios Acquisition owns a large fleet of modern crude oil, refined petroleum product and chemical tankers providing worldwide marine transportation services. Navios Acquisition’s strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers. Navios Acquisition provides seaborne shipping services under charters with customers that Navios Acquisition believes are creditworthy. From March 30, 2011 and onwards, Navios Acquisition is no longer consolidated by the Company. For the year ended December 31, 2010, five customers accounted for 42.5%, 18.6%, 12.9%, 12.9% and 10.9% of the Navios Acquisition’s revenue.

Oil Company Tanker Vetting Process

Traditionally there have been relatively few charterers in the oil transportation business and that part of the industry has been undergoing consolidation. The so called “oil majors”, such as Exxon Mobil, BP p.l.c., Royal Dutch Shell plc., Chevron, ConocoPhillips and Total S.A., together with a few smaller companies, represent a significant percentage of the production, trading and, especially, seaborne transportation of crude oil and refined petroleum products worldwide. Concerns about the environment have led oil majors to develop and implement a strict due diligence process, known as vetting, when selecting vessels and considering their managers. Vetting has evolved into a sophisticated and comprehensive assessment of both the vessel and the vessel manager. While numerous factors are considered and evaluated prior to a commercial decision, the oil majors, through their association, Oil Companies International Marine Forum (OCIMF), have developed two basic tools: the Ship Inspection Report program, which is known as SIRE and the Tanker Management and Self-Assessment program, which is known as TMSA. Based upon commercial risk, there are three levels of assessment used by oil majors:

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

Competition

The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,670 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 9,500 vessels, aggregating approximately 679 million dwt as of December 31, 2012. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret and Torvald Klaveness.

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

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the United States and European Union.

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), with an effective date of January 1, 2012, then progressively reducing the cap to 0.50%, with an effective date of January 1, 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

        The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Such ECAs have been formally adopted for the Baltic Sea and the North Sea including the English Channel. The waters off the North American coast were established as an ECA, where NOx, SOx and particulate matter emissions are regulated, from August 1, 2012, and the United States Caribbean Sea ECA came into force on January 1, 2013, having effect from January 1, 2014. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from January 1, 2015), as well as nitrogen oxide after treatment requirements that will become applicable to the Baltic and North Sea ECAs in 2016. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of January 31, 2013, the Convention has been ratified by 36 states, representing 29.07% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in the period ahead. As of January 31, 2013, the Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However, on October 1, 2012, the Commission announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector in early 2013. This may be seen as indicative of an intention to maintain pressure on the international negotiating process. In the United States, in 2007 the California Attorney General and a coalition of environmental groups petitioned the U.S. Environmental Protection Agency, or EPA, in October 2007 to regulate greenhouse gas emissions from ocean-going ships under the Clean Air Act, and in 2010 another coalition of environmental groups filed suit to require the EPA to do the same. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

Vessels not covered by the CLC, including drybulk tankers, are subject to the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). The Bunker Convention was adopted by the IMO in 2001 and imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, (the “1976 Convention”), discussed below. The Bunker Convention entered into force on November 21, 2008 and as of January 31, 2013 it was in effect in 68 states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”), amended the OPA to require the owner or operator of any non-tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. The OPA had currently limited liability of responsible parties to the greater of $1,000 per gross ton or $0.85 million per containership that is over 300 gross tons (subject to periodic adjustment for inflation).

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

        The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

Hull and Machinery and War Risk Insurance: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax and Handymax vessel and $0.2 million per Capesize vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for most of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

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

Our protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $70.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $70.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1.0 billion in excess of $2.07 billion, or $3.07 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event relating to any one vessel with a sub-limit of $2.0 billion for passengers.

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

Credit Risk Insurance: Certain of our long term charter-out contracts have been insured until the end of 2016 through an “AA” rated European Union insurance provider for a maximum cash payment of up to $120.0 million (including certain Navios Partners’ contracts). Our agreement provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such type of insurance).

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

In January 2011, Korea Line Corporation (“KLC”) filed for receivership, which is reorganization under South Korean bankruptcy law. Navios Holdings has reviewed the matter, as five vessels of its core fleet were chartered out to KLC. The contracts for these vessels have been terminated and the vessels have been rechartered to third parties for variable charter periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings.

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

Crewing and Shore Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish and Russian officers and Filipino, Georgian, Bulgarian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel-owning subsidiaries. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Logistics crews its fleet with Argentinean, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

As of December 31, 2012, with respect to shore-side employees, Navios Holdings and its subsidiaries employ 130 employees in its Piraeus, Greece office, 12 employees in its New York office, nine employees in its Antwerp, Belgium office and two employees in its Monaco office. Navios Logistics employs 43 employees in its Asuncion, Paraguay offices, with 48 employees at the port facility in San Antonio, Paraguay, 123 employees in the Buenos Aires, Argentina office, six employees in its Montevideo, Uruguay office, with an additional 135 employees at the port facility in Nueva Palmira, Uruguay, and 12 employees at Hidronave S.A.’s Corumba, Brazil office.

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

•

Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets a portion of the 34 th floor in the building and located at 825 Third Avenue, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed on October 29, 2010 and expiring in 2019.

•	Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires in June 2015.

Navios Logistics and its subsidiaries currently lease the following premises:

•

CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended in many occasions — incorporating new plots of land — until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at Navios Logistics’ request. Navios Logistics pays an annual fee of approximately $0.2 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.20 per ton transshipped. Navios Logistics has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if Navios Logistics breaches the terms of the agreement, or labor laws and social security contributions, and if it commits illegal acts or acts expressly forbidden by the agreement.

•	CNSA also leases approximately 205 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Navegacion Guarani S.A. leases approximately 640 square meters of space at Jejuí 324 corner Chile — Edificio Grupo General, Asuncion, Paraguay, pursuant to a lease that expires in November 2013.

•	Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2014.

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2015.

•	Hidronave S.A. leases approximately 650 square meters next to the river Paraguay at Lodario, Barrio Ponto, Mato Grosso 801, Brazil, pursuant to a lease agreement that expires at the end of April 2013.

•

Navegacion Guarani S.A. leases approximately 10,481 square meters of land and a small warehouse next to the river Paraguay in the San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2013.

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

C. Organizational structure

Navios Holdings maintains offices in Piraeus, Greece, New York, New York, Antwerp, Belgium and Monaco. Navios Holdings’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries, while the operation and technical management of Navios Holdings’ owned vessels are conducted through wholly-owned subsidiaries of Navios Holdings. Navios Logistics maintains offices in Buenos Aires, Argentina, Asuncion, Paraguay, Montevideo, Uruguay and Corumba, Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and pushboats through its wholly-owned subsidiaries. Navios Logistics also owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrolera San Antonio S.A.

As of December 31, 2012, Navios Holdings owned 63.8% of Navios Logistics following the acquisition of Horamar, the partial sale of CNSA in January 2008 and the release of the remaining shares that were held in escrow. All of Navios Holdings’ subsidiaries are wholly-owned, except for Navios Logistics and its subsidiaries. Navios Acquisition was a consolidated subsidiary from May 28, 2010 until its deconsolidation on March 30, 2011. On and after March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered in substance common stock for accounting purposes. As of December 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. The table below sets forth Navios Holdings’ corporate structure as of December 31, 2012 (all corporations are domiciled in the Republic of the Marshall Islands except for Acropolis, Shikhar Ventures S.A., Faith Marine Ltd. and Sizzling Ventures Inc., which are Liberian corporations, Hestia Shipping Ltd. and Nav Holdings Limited, which are Maltese corporations, Kleimar, which is a Belgian corporation, Bulkinvest S.A., which is a Luxembourg corporation, White Narcissus Marine S.A., which is a Panamanian corporation, Navios Maritime Finance (US) Inc. and Navios Maritime Finance II (US) Inc., which are Delaware corporations, Navios Logistics’ subsidiaries, which are incorporated in Uruguay, Argentina, Paraguay, Brazil, Marshall Islands and Panama and Navios Acquisition’s subsidiaries, which are incorporated in Cayman Islands, Hong Kong, British Virgin ls., Marshall Islands and Delaware:

Subsidiaries included in the consolidation:

	Nature/	Effective Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011	2010
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/23 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/24 - 12/31
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 1/7
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	—	—	3/18 - 5/27
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Andros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Antiparos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27

	Nature/	Effective Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011	2010
Ikaria Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Kos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Mytilene Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Skiathos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Syros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	—	3/18 - 5/27
Sifnos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	—	3/18 - 5/27
Thera Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Crete Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Rhodes Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Tinos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Portorosa Marine Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 3/17
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 5/19
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 5/18	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 11/14
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 14/6	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Customized Development S.A.	Vessel Owning Company	100%	Liberia	—	—	1/1 - 11/14
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 5/18	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	2/16 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	5/19 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/12 - 12/31	—
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	5/16 - 12/31	—
Tulsi Shipmanagement Co.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	4/20 - 12/31	—
Cinthara Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	4/28 - 12/31	—
Rawlin Services Co.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	5/3 - 12/31	—
Mauve International S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	5/16 - 12/31	—
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	10/17 - 12/31	—
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	2/23 - 12/31	—	—

	Nature/	Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011	2010
Navios Maritime Acquisition Corporation and Subsidiaries (1) :
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Andros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Antiparos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Ikaria Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Kos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Mytilene Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Skiathos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Syros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	—	1/1 - 3/30	5/28 - 12/31
Sifnos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	—	1/1 - 3/30	5/28 - 12/31
Thera Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Kieran Limited	Vessel Owning Company	53.7%	British Virgin Is.	—	1/1 - 3/30	9/10 - 12/31
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	—	1/1 - 3/30	9/10 - 12/31
Crete Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Rhodes Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Tinos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Folegandros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	10/26 - 12/31
Navios Acquisition Finance (US) Inc.	Operating Company	53.7%	Delaware	—	1/1 - 3/30	10/05 - 12/31
Serifos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	10/26 - 12/31

	Nature /	Effective Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011	2010
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Compania Naviera Horamar S.A.	Vessel Operating Management Company	63.8%	Argentina	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Compania de Transporte Fluvial International S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thalassa Energy S.A. (2)	Barge Owning Company	39.9%	Argentina	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
HS Tankers Inc. (2)	Tanker Owning Company	32.5%	Panama	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
HS Navigation Inc. (2)	Tanker Owning Company	32.5%	Panama	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
HS Shipping Ltd. Inc. (2)	Tanker Owning Company	39.9%	Panama	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
HS South Inc. (2)	Tanker Owning Company	39.9%	Panama	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercopar S.A.C.I.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/ Tanker Owning Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Petrolera San Antonio S.A.	Port Facility Operating Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Stability Oceanways S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hidronave South American Logistics S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navarra Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/1 - 12/31
Pelayo Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/1 - 12/31
Varena Maritime Services S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 - 12/31	4/14 - 12/31	—
Navios Logistics Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/16 - 12/31	—
Merco Parana S.A.	Barge Owning Company	63.8%	Argentina	7/1 - 12/31	—	—

(1)	On March 30, 2011, immediately following the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controlled a majority of the voting power of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition.
(2)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc.in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A.

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method, for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2012 was 25.2%, which includes a 2% general partner interest), (ii) Navios Acquisition and its subsidiaries (voting interest and economic interest as of December 31, 2012 was 45.24% and 53.96%, respectively) and (iii) Acropolis Chartering and Shipping Inc. (ownership interest as of December 31, 2012 was 50%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2012, 2011 and 2010. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for the years mentioned above which are included in this document.

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

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar. Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize, Panamax and Handymax vessels used in the transportation of cargoes and has an extensive COA business.

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

On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

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

As of December 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which it has taken into its fleet under charters having a duration of more than 12 months) for periods up to 10 years at inception to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and forward freight agreements (“FFAs”).

In 2010, 2011 and 2012, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment.

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charter or COAs) was 12,304 per day for the year ended December 31, 2012. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options at favorable prices relative to the current market exercisable in the future.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of drybulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, the operating cost advantage of Navios Holdings’ owned vessels and long-term chartered fleet, which is chartered-in at favorable rates, will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing has also been negatively impacted.

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

Fleet Development

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 50 vessels totaling 5.1 million deadweight tons. The employment profile of the fleet as of April 22, 2013 is reflected in the tables below. The 47 vessels in current operation aggregate approximately 4.8 million deadweight tons and have an average age of 6.1 years. Navios Holdings has currently fixed 69.0% and 11.3% of the 2013 and 2014 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $124.5 million and $34.5 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill COAs) is $12,286 and $21,662 for 2013 and 2014, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels, which are utilized to fulfil COAs) for 2013 is $13,381.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)		Profit Share(5)	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	7,600		No	07/09/2013
Navios Ionian	Ultra Handymax	2000	52,067	8,550		No	06/22/2013
Navios Celestial	Ultra Handymax	2009	58,063	8,075		No	05/14/2013
Navios Vector	Ultra Handymax	2002	50,296	9,738		No	10/06/2013
Navios Horizon	Ultra Handymax	2001	50,346	9,500		No	09/05/2013
Navios Herakles	Ultra Handymax	2001	52,061	8,788		No	03/28/2014
Navios Achilles	Ultra Handymax	2001	52,063	8,788	(7)	65%/$20,000	10/28/2013
Navios Meridian	Ultra Handymax	2002	50,316	11,400		No	05/22/2013
Navios Mercator	Ultra Handymax	2002	53,553	10,450	(7)	65%/$20,000	10/24/2013
Navios Arc	Ultra Handymax	2003	53,514	8,788		No	09/19/2013
Navios Hios	Ultra Handymax	2003	55,180	—	(9)	No	—
Navios Kypros	Ultra Handymax	2003	55,222	8,550	(7)	No	03/20/2014
Navios Ulysses	Ultra Handymax	2007	55,728	8,663	(7)	No	04/28/2013
				9,975	(7)	No	04/28/2014
Navios Vega	Ultra Handymax	2009	58,792	15,751		No	05/10/2013
Navios Astra	Ultra Handymax	2006	53,468	8,075		No	05/22/2013
Navios Magellan	Panamax	2000	74,333	6,508		No	05/04/2013
Navios Star	Panamax	2002	76,662	7,790		No	01/22/2014
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Centaurus	Panamax	2012	81,472	12,825		No	04/15/2014
Navios Avior	Panamax	2012	81,355	12,716		No	05/14/2014
Navios Bonavis	Capesize	2009	180,022	47,400		No	06/29/2014
Navios Happiness	Capesize	2009	180,022	13,039	(7)	50%/$32,000	08/05/2013
Navios Lumen	Capesize	2009	180,661	10,450	(8)	No	01/18/2014
Navios Stellar	Capesize	2009	169,001	10,450	(7)	No	11/11/2013
Navios Phoenix	Capesize	2009	180,242	13,656		No	01/27/2014	(6)
Navios Antares	Capesize	2010	169,059	6,600	(7)	No	06/26/2013
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	13,538	(7)	50%/$32,000	07/09/2013
Navios Altamira	Capesize	2011	179,165	24,674		No	01/18/2021
Navios Azimuth	Capesize	2011	179,169	9,738	(7)	50%/$34,500	01/15/2014

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option (3)		Charter- out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	7,030		05/18/2013
Navios Primavera	Ultra Handymax	2007	53,464	Yes		7,790		05/18/2013
Navios Armonia	Ultra Handymax	2008	55,100	No		—	(9)	—
Navios Apollon	Ultra Handymax	2000	52,073	No		8,788		04/25/2013
Navios Orianna	Ultra Handymax	2012	61,442	Yes		8,788		08/05/2013
Navios Libra II	Panamax	1995	70,136	No		7,363		06/05/2013
Navios Altair	Panamax	2006	83,001	No		8,075		10/22/2013
Navios Esperanza	Panamax	2007	75,356	No		6,840		09/03/2013
Navios Marco Polo	Panamax	2011	80,647	Yes		7,838		01/13/2014
Navios Southern Star	Panamax	2013	82,224	Yes		10,450		10/12/2013
Navios Koyo	Capesize	2011	181,415	Yes		11,970		03/05/2014
Golden Heiwa	Panamax	2007	76,662	No				—
Beaufiks	Capesize	2004	180,310	Yes				—
Rubena N	Capesize	2006	203,233	No				—
SC Lotta	Capesize	2009	169,056	No				—
King Ore	Capesize	2010	176,800	No				—
Navios Obeliks	Capesize	2012	181,415	Yes				—

Chartered-in Vessels to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Felix(10)	Capesize	04/2016	Yes	180,000
Navios Mercury	Ultra Handymax	07/2013	Yes	61,000
Navios Venus(10)	Ultra Handymax	02/2015	Yes	61,000

(1)	Daily rate net of commissions. These rates do not include insurance proceeds received upfront in November 2012.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Profit share based on applicable Baltic TC Average exceeding $/day rates listed.
(6)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.
(7)	Amount represents daily rate of mitigation proceeds following the default of the original charterer.
(8)	Amount represents daily rate of mitigation proceeds following the restructuring of the original charter.
(9)	The vessel is currently under drydocking.
(10)	In April 2013, Navios Holdings agreed to postpone the delivery dates of two chartered-in vessels, the Navios Felix and the Navios Venus.

Recent Developments

Agreement to Acquire a Ten-Vessel Fleet

In April 2013, Navios Holdings and Navios Acquisition have executed a binding letter of intent to acquire ten vessels, composed of five product tankers and five container vessels with an average age of 5.5 years, from debtors of HSH Nordbank AG (“HSH”) through a new joint venture (“Navios JV”).

It is estimated that the purchase price to be paid to HSH will consist of $130.0 million in cash and the assumption of the Subordinated HSH participating loans. It is anticipated that the cash payment will be funded as follows:

•	$10.0 million, from an investment by Navios JV funded by Navios Holdings and Navios Acquisition, and

•	$120.0 million, from the proceeds of a senior bank financing to be secured with a first-priority mortgage on the vessels.

The transaction is subject to a number of conditions, and no assurance can be provided that the transaction will be concluded as contemplated, if at all.

Credit Default Insurance Settlement

In the fourth quarter of 2012, Navios Holdings restructured the insurance arrangement with its credit default insurer. In connection with this restructuring, Navios Holdings received:

(i)	a $175.4 million lump sum cash payment from the credit default insurer; and

(ii)	$41.2 million of revenue covered under the restructured credit default insurance policy

As part of restructuring of the credit default insurance and pursuant to the management agreement between the parties, Navios Holdings agreed to provide supplemental charter insurance for $76.7 million of charters to Navios Partners, with a maximum cash payment of $20.0 million.

Navios Holdings has $41.2 million of charters participating in the pool insurance coverage from its credit default insurer. The pool insurance covers charters totaling $217.1 million of both Navios Holdings and Navios Partners, with a maximum cash payment of $120.0 million.

Dividend Policy

On February 15, 2013, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2012 of $0.06 per share of common stock. This dividend was paid on March 27, 2013 to stockholders of record on March 20, 2013. The declaration and payment of any further dividend remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements, other debt obligations and such other factors as the Board may deem advisable.

Changes in Capital Structure

Issuance and Forfeitures of Common Stock: During the year ended December 31, 2012, 6,202 shares of restricted common stock were forfeited upon termination of employment. In addition, 29,251 shares were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

On December 20, 2012, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued to its employees 801,028 shares of restricted common stock, 31,000 restricted stock units and 1,344,357 stock options.

During the year ended December 31, 2012, 528,914 restricted common stock and 24,932 restricted stock units, which were issued to the Company’s employees in 2009, 2010 and 2011, vested.

Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. There were no shares repurchased during the year ended December 31, 2012 and 2010. During the year ended December 31, 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million.

Following the issuances, repurchases and cancellations of the shares described above, as of December 31, 2012, Navios Holdings had 103,255,409 shares of common stock and 8,479 shares of preferred stock outstanding.

Navios Partners

On February 6, 2013, Navios Partners completed its public offering of 5,175,000 common units, including the full exercise of the underwriters’ overallotment option, at $14.15 per unit and raised gross proceeds of approximately $73.2 million. The net proceeds of the offering were approximately $69.6 million. Navios Holdings paid $1.5 million in order to retain its 2% general partner interest. As a result, 105,613 additional general partnership units were issued in connection with this offering. Following this offering, Navios Holdings’ interest in Navios Partners decreased to 23.4% (which includes a 2% general partner interest).

The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2012 of $0.4425 per unit. On February 14, 2013, Navios Holdings received an amount of $7.3 million, representing the cash distribution from Navios Partners for the fourth quarter of 2012.

Dividends received during the year ended December 31, 2012, 2011 and 2010 were $27.9 million, $25.6 million and $21.2 million, respectively.

Navios Acquisition

On January 4, 2013, Navios Holdings received an amount of $1.3 million, equal to a dividend of $0.05 per common share, representing the cash distribution from Navios Acquisition for the third quarter of 2012.

On February 26, 2013, Navios Acquisition completed multiple offerings, including two direct registered offerings and one private placement for Navios Holdings and certain members of the management of Navios Acquisition, Navios Partners and Navios Holdings, raising gross proceeds of $100.5 million. A total of 35,246,791 shares were issued at a price of $2.85 per share. In the private placement, Navios Holdings purchased an aggregate of 17,544,300 shares of Navios Acquisition common stock for an amount $50.0 million. Following these offerings, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 47.4% and its economic interest in Navios Acquisition decreased to 52.2%.

Dividends received during the year ended December 31, 2012, 2011 and 2010 were $5.2 million, $5.2 million and $0, respectively.

Navios Logistics

During the second quarter of 2012, Navios Logistics began the construction of four tank barges at a cost of $1.9 million each. The first tank barge was delivered in October 2012 and the second tank barge in December 2012. The third tank barge was delivered in April 2013 and the remaining tank barge is expected to be delivered in June 2013.

During the second half of 2012, Navios Logistics completed the acquisition of one pushboat and six tank barges, which were previously chartered-in, for a total consideration of $15.9 million.

        On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Energias”), a Uruguayan company, for a total consideration of $2.0 million. Energias controls 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near Navios Logistics’ existing port. Navios Logistics plans on developing this land and expanding its port operations.

On March 7, 2013, Navios Logistics issued $90.0 million in aggregate principal amount of 9  1/4% Senior Notes due 2019 (the “Additional Logistics Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes are identical to the $200.0 million of Senior Notes due 2019 that were issued in April 2011 (“the Existing Logistics Senior Notes” and, together with the Additional Logistics Senior Notes, the “Logistics Senior Notes”) and are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries that guarantee the Existing Logistics Senior Notes.

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

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls under its Core Fleet approximately 5.1 million dwt in drybulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

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

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned Core Fleet is 6.4 years. However as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

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

As of December 31, 2012, 2011 and 2010, none of our FFAs qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value in the balance sheet and changes in fair value are recorded through the statement of operations.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices.

LCH call for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH.

At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH are determined from the LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments from which it derives its revenues, Drybulk Vessel Operations and Logistics Business, and previously had a Tanker Vessel Operations segment, which consisted of transportation and handling of liquid cargoes through the ownership, operation and trading of tankers vessels, until the deconsolidation of Navios Acquisition on March 30, 2011. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment, the Logistics Business segment. The Logistics Business segment consists of our port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income.

For further segment information, please see Note 20 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2012 compared to the year ended December 31, 2011

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2012 and 2011 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2012 and 2011.

(In thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenue	$616,494	$689,355
Time charter, voyage and logistics business expenses	(269,279)	(273,312)
Direct vessel expenses	(117,790)	(117,269)
General and administrative expenses	(51,331)	(52,852)
Depreciation and amortization	(108,206)	(107,395)
Provision for losses on accounts receivable	(17,136)	(239)
Interest income	2,717	4,120
Interest expense and finance cost, net	(106,196)	(107,181)
Loss on derivatives	(196)	(165)
Gain on sale of assets	323	38,822
Loss on change in control	—	(35,325)
Loss on bond extinguishment	—	(21,199)
Other income	189,239	1,660
Other expense	(10,993)	(12,990)

Income before equity in net earnings of affiliated companies	$127,646	$6,030
Equity in net earnings of affiliated companies	48,228	35,246

Income before taxes	$175,874	$41,276
Income tax (expense)/benefit	(312)	56

Net income	$175,562	$41,332
Less: Net income attributable to the noncontrolling interest	(77)	(506)
Preferred stock dividends of subsidiary	—	(27)
Preferred stock dividends attributable to the noncontrolling interest	—	12

Net income attributable to Navios Holdings common stockholders	$175,485	$40,811

        Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Acquisition and Navios Logistics) for each of the years ended December 31, 2012 and 2011 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2012	2011
FLEET DATA
Available days	17,589	16,423
Operating days	17,273	16,201
Fleet utilization	98.2%	98.7%
Equivalent vessels	48	45
AVERAGE DAILY RESULTS
Time Charter Equivalents	$18,167	$23,064

During the year ended December 31, 2012, there were 1,166 more available days as compared to 2011, due to (i) an increase of 543 available days of the owned fleet mainly due to the delivery of two newbuild vessels and the acquisition of one formerly chartered-in vessel in 2012; this increase was partially mitigated by the sale of the Navios Buena Ventura in June 2012 and (ii) an increase in long-term charter-in fleet available days of 2,167 days. This increase was partially offset by a decrease of 1,544 days in short-term chartered-in fleet available days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2012 was $18,167 per day, which was $4,897 per day lower than the rate achieved in 2011. This was due primarily to (i) the decline in the freight market during 2012 as compared to the same period in 2011 and (ii) the impact of the accounting treatment of the one-time upfront cash payment received in connection with the credit default insurance restructuring, whereby revenues attributable to defaulted charterers that would have been previously recognized over the life of those charters, were recorded immediately within “Other income”.

Revenue: Revenue from drybulk vessel operations for the year ended December 31, 2012 was $369.5 million, as compared to $429.5 million for the year ended December 31, 2011. The decrease in drybulk revenue was mainly attributable to: (i) a decrease in short-term charter-in fleet available days by 1,544 days and (ii) a decrease in TCE per day by 21.2% to $18,167 per day during the year ended December 31, 2012, as compared to $23,064 per day during the year ended December 31, 2011. This decrease was partially offset by (i) an increase in available days for owned vessels by 5.3% to 10,757 days during the year ended December 31, 2012 from 10,214 days during the year ended December 31, 2011 and (ii) an increase in long-term charter-in fleet available days by 2,167 days.

Revenue from the logistics business was $247.0 million for the year ended December 31, 2012, as compared to $234.7 million for the year ended December 31, 2011. This increase was mainly attributable to: (i) increase in volume handled and in rates in the dry and liquid port terminals; (ii) increase due to the expansion of the barge fleet in the third and fourth quarter of 2011; and (iii) increase in the time charter rates of the cabotage vessels. This overall increase was partially mitigated by a decrease in the volume of products sold in the liquid port in Paraguay.

Following the Navios Acquisition Share Exchange, and the deconsolidation of Navios Acquisition on March 30, 2011, there was no revenue from tanker vessel operations from that date onwards. Revenue from tanker vessel operations for the year ended December 31, 2011 was $25.1 million.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $4.0 million or 1.5% to $269.3 million for the year ended December 31, 2012, as compared to $273.3 million for the year ended December 31, 2011.

The time charter and voyage expenses from drybulk operations decreased by $2.0 million or 1.2% to $162.5 million for the year ended December 31, 2012, as compared to $164.5 million for the year ended December 31, 2011. This was primarily due to a decrease in charter-in hire rates and voyage charter expenses. This decrease was mitigated by a net increase of 623 days in the short-term and long-term fleet available days (as discussed above).

Of the total amounts for the years ended December 31, 2012 and 2011, $106.8 million and $108.4 million, respectively, were related to Navios Logistics. The decrease in Navios Logistics was mainly due to (a) decrease in the volume of products sold in the liquid port in Paraguay; and (b) decrease of charter-in expenses of the barge fleet due to the acquisition of one pushboat and six tank barges, which were previously chartered-in, in the third quarter of 2012. This overall decrease was partially mitigated by an increase in expenses attributable to the port operation as a result of the increased operations in the dry port.

Time charter and voyage expenses from tanker vessel operations for year ended December 31, 2011 was $0.4 million.

Direct Vessel Expenses: Direct vessel expenses increased by $0.5 million or 0.4% to $117.8 million for the year ended December 31, 2012, as compared to $117.3 million for the year ended December 31, 2011. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations increased by $1.4 million or 3.2% to $47.0 million for the year ended December 31, 2012, as compared to $45.6 million for the year ended December 31, 2011. The increase resulted primarily from an increase in available days for owned vessels by 543 days.

Of the total amounts for the years ended December 31, 2012 and 2011, $70.8 million and $64.1 million, respectively, related to Navios Logistics. The increase in Navios Logistics was mainly due to (a) increase in crew costs of cabotage vessels; and (b) increase in the expenses of the barge business as a result of the expansion of the barge fleet in the third and fourth quarter of 2011.

Direct vessel expenses from tanker vessel operations was $7.6 million for the year ended December 31, 2011.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Payroll and related costs(1)	$24,912	$22,906
Professional, legal and audit fees(1)	4,862	5,958
Navios Logistics(2)	14,844	13,662
Navios Acquisition	—	1,026
Other(1)	869	513

Sub-total	45,487	44,065

Credit risk insurance	5,844	8,787

General and administrative expenses	$51,331	$52,852

(1)	Excludes the logistics and tanker vessel businesses.
(2)	Includes $0.6 million administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics.

The decrease in general and administrative expenses by $1.6 million or 2.9% to $51.3 million for the year ended December 31, 2012, as compared to $52.9 million for the year ended December 31, 2011, was mainly attributable to (a) $1.1 million decrease in professional and legal fees; (b) a $1.0 million decrease in general and administrative expenses due to deconsolidation of Navios Acquisition; and (c) a $3.0 million decrease in credit risk insurance fees. The overall decrease was partially offset by (a) a $2.0 million increase in payroll and other related costs consisting of a $1.5 million increase in payroll costs and a $0.5 million increase in stock plan expenses; (b) a $1.2 million increase in general and administrative expenses attributable to the logistics business mainly due to an increase in professional fees; and (c) a $0.3 million increase in other general and administrative expenses.

Depreciation and Amortization: For the year ended December 31, 2012, depreciation and amortization increased by $0.8 million to $108.2 million, as compared to $107.4 million for the year ended December 31, 2011. The increase was primarily due to (a) an increase in depreciation of drybulk vessels by $0.6 million due to the increase in the number of the owned fleet vessels; (b) a $3.9 million increase in amortization of favorable and unfavorable leases attributable to accelerated amortization of intangible assets and liabilities as a result of the redelivery of two chartered-in vessels; and (c) an increase of $4.3 million attributable to the logistics business, mainly due to the additional depreciation generated by (i) the expansion of the barge fleet in the third and fourth quarter of 2011, (ii) the completion of the new silo in the dry port in the second quarter of 2012 and (iii) the acquisition of one pushboat and six tank barges in the third quarter of 2012 that were previously chartered-in. This increase was partially offset by an $8.0 million decrease due to deconsolidation of Navios Acquisition.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2012, provision for losses on accounts receivable increased by $16.9 million to $17.1 million, as compared to $0.2 million for the year ended December 31, 2011. The increase derives mainly from drybulk operations and is a result of provisions for defaulted charterers including the effect of the credit default insurance restructuring. For the years ended December 31, 2012 and 2011, the provision for losses on accounts receivable related to the logistics business was $0.8 million and $0.5 million, respectively.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the year ended December 31, 2012 decreased by $1.0 million or 0.9% to $106.2 million, as compared to $107.2 million in the same period of 2011. This decrease was due to an $8.7 million decrease in interest expense and finance cost attributable to Navios Acquisition as a result of its deconsolidation. This decrease was partially offset by (a) a $4.7 million increase in interest expense and finance cost o mainly as a result of (i) the $88.0 million ship mortgage notes issued in July 2012 and (ii) increased amortization of deferred finance costs; and (b) a $3.0 million increase in interest expense and finance cost attributable to Navios Logistics following the issuance of the Existing Logistics Senior Notes in April 2011.

Interest income decreased by $1.4 million to $2.7 million for the year ended December 31, 2012, as compared to $4.1 million for the same period of 2011. This decrease was attributable to (a) a $0.6 million decrease in interest income of drybulk vessel operations; (b) a $0.4 million decrease in interest income of the logistics business; and (c) a $0.4 million decrease as a result of the deconsolidation of Navios Acquisition. This decrease was mainly attributable to the decrease in time deposits and to lower rates.

Loss on Derivatives: The loss from derivatives was $0.2 million for both years ended December 31, 2012 and 2011. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs has, and can, cause significant volatility in earnings. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods.

Gain on Sale of Assets: The gain on sale of assets for the year ended December 31, 2012 was $0.3 million which resulted from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012 for cash consideration of $67.5 million. During the same period in 2011, a gain of $38.8 million resulted from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011 for a total consideration of $130.0 million, of which $120.0 million was paid in cash and $10.0 million was paid in newly issued common units of Navios Partners.

(Loss)/ Gain on Change in Control: On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair values of the common stock and Series C preferred stock that were held by Navios Holdings on such date. On March 30, 2011, the Company accounted for a loss on change in control of $35.3 million, which is equal to the fair value of the Company’s investment in Navios Acquisition of $103.3 million less the Company’s portion of Navios Acquisition’s net assets on March 30, 2011.

Loss on Bond Extinguishment: In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem all of the 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, Navios Holdings recorded expenses from bond extinguishment of $21.2 million.

Net Other Income and Expense: Other income increased by $187.6 million to $189.2 million for the year ended December 31, 2012, as compared to $1.6 million for the year ended December 31, 2011. This increase was mainly due to (a) a $186.3 million of other income of drybulk vessel operations as a result of the credit default insurance restructuring (see Note 25 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2012, included elsewhere in this document); and (b) a $0.9 million increase in other income of Navios Logistics.

        Other expense decreased by $2.0 million to $11.0 million for the year ended December 31, 2012, as compared to $13.0 million for the year ended December 31, 2011. This decrease was mainly attributable to (a) a $1.0 million decrease in miscellaneous expenses mainly relating to voyages; and (b) a $1.0 million decrease in other expenses of Navios Logistics mainly due to (i) lower taxes other-than-income taxes and (ii) decreased expenses from foreign exchange differences as a result of favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the countries where Navios Logistics conducts its barge business operations.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $13.0 million or 36.8% to $48.2 million for the year ended December 31, 2012, as compared to $35.2 million for the same period in 2011. This increase was mainly due to (a) a $0.6 million increase in the amortization of deferred gain from the sale of vessels to Navios Partners; and (b) a $12.4 million increase in investment income resulting from: (i) a $13.3 million net increase in contribution relating to Navios Partners; and (ii) a $0.9 million negative contribution under the equity method relating to Navios Acquisition.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. Besides, the Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares.

Income Tax (Expense)/ Benefit: Income tax increased by $0.4 million to a $0.3 million expense for the year ended December 31, 2012, as compared to a $0.1 million benefit for the year ended December 31, 2011. The main reason was the decrease in income from deferred tax of Navios Logistics.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.4 million to $0.1 million for the year ended December 31, 2012, as compared to $0.5 million for the same period in 2011. This decrease was due to (a) a $0.6 million decrease income attributable to the noncontrolling interest in Navios Logistics mainly due to the acquisition of the noncontrolling interests of its joint ventures on July 25, 2011. This decrease was partially offset by a $0.2 million decrease in loss attributable to the noncontrolling interest in Navios Acquisition as a result of the deconsolidation of Navios Acquisition on March 30, 2011.

For the year ended December 31, 2011 compared to the year ended December 31, 2010

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2011 and 2010 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2011 and 2010.

(In thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenue	$689,355	$679,918
Time charter, voyage and logistics business expenses	(273,312)	(285,742)
Direct vessel expenses	(117,269)	(97,925)
General and administrative expenses	(52,852)	(58,604)
Depreciation and amortization	(107,395)	(101,793)
Provision for losses on accounts receivable	(239)	(4,660)
Interest income	4,120	3,642
Interest expense and finance cost, net	(107,181)	(106,022)
Gain on derivatives	(165)	4,064
Gain on sale of assets	38,822	55,432
Gain on change in control	(35,325)	17,742
Loss on bond extinguishment	(21,199)	—
Other income	1,660	10,349
Other expense	(12,990)	(11,303)

Income before equity in net earnings of affiliated companies	$6,030	$105,098
Equity in net earnings of affiliated companies	35,246	40,585

Income before taxes	$41,276	$145,683
Income tax (expense)/benefit	56	(414)

Net income	$41,332	$145,269
Less: Net loss/(income) attributable to the noncontrolling interest	(506)	488
Preferred stock dividends of subsidiary	(27)	—
Preferred stock dividends attributable to the noncontrolling interest	12	—

Net income attributable to Navios Holdings common stockholders	$40,811	$145,757

Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Acquisition and Navios Logistics) for each of the years ended December 31, 2011 and 2010 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2011	2010
FLEET DATA
Available days	16,423	15,918
Operating days	16,201	15,841
Fleet utilization	98.7%	99,5%
Equivalent vessels	45	44
AVERAGE DAILY RESULTS
Time Charter Equivalents	$23,064	$25,527

During the year ended December 31, 2011, there were 505 more available days as compared to 2010, due to an increase of 1,534 available days of the owned fleet following the delivery of newbuilding vessels at various times from the first quarter of 2010 until the first quarter of 2011. This increase was partially offset by a decrease of 1,029 days in short-term and long-term chartered-in fleet available days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

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

Of the total amounts for the years ended December 31, 2011 and 2010, $108.4 million and $82.4 million, respectively, were related to Navios Logistics. The increase in Navios Logistics was mainly due to (a) an increase in volume of iron ore transported; (b) an increase in the operating costs of the Navios Logistics port facilities in Uruguay and Paraguay; and (c) an increase in the price of products purchased.

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

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Payroll and related costs(1)	$22,906	$17,826
Professional, legal and audit fees(1)	5,958	5,679
Navios Logistics(2)	13,662	12,210
Navios Acquisition	1,026	9,461
Other(1)	513	2,664

Sub-total	44,065	47,840
Credit risk insurance(1)	8,787	10,764

General and administrative expenses	$52,852	$58,604

(1)	Excludes the logistics and tanker vessel businesses.
(2)	Excludes $0.4 million administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics.

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

Interest Expense and Finance Cost, Net: Interest expense and finance cost, for the year ended December 31, 2011 increased by $1.2 million or 1.1% to $107.2 million, as compared to $106.0 million in the same period of 2010. This increase was due to a $12.5 million increase in interest expense and finance cost attributable to Navios Logistics, following the issuance of $200.0 million of the Existing Logistics Senior Notes in April 2011. This increase was partially offset by (a) a $7.0 million decrease in interest expense and finance cost attributable to Navios Acquisition as a result of its deconsolidation; and (b) a $4.3 million decrease in interest expense and finance cost of Navios Holdings mainly as a result of a decrease in amortization of financing costs.

Interest income increased by $0.5 million to $4.1 million for the year ended December 31, 2011, as compared to $3.6 million for the same period of 2010. This increase was mainly attributable to the increase in time deposits of the logistics business.

(Loss)/ Gain on Derivatives: The loss from derivatives for the year ended December 31, 2011 was $0.2 million, all of which resulted from FFA derivatives trading. The gain from derivatives for the year ended December 31, 2010 was $4.1 million, which resulted from (a) a $1.8 million loss from FFA derivatives trading; and (b) a $5.9 million gain from the Navios Acquisition warrants. During 2010, prior to the consolidation of Navios Acquisition, Navios Holdings valued the Navios Acquisition warrants at fair value and changes in fair value were recorded in “(Loss)/ gain on derivatives”. All warrants were exercised during 2010, pursuant to the Navios Acquisition Warrant Program.

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

        Net Other Income and Expense: Net other expense increased by $10.4 million to $11.3 million for the year ended December 31, 2011, as compared to $0.9 million for the year ended December 31, 2010. This increase was mainly due to (a) a $1.0 million increase in other expenses, net of Navios Logistics mainly due to higher taxes other-than-income taxes and exchange rate differences; (b) a $0.4 million decrease in other income, net of Navios Acquisition; (c) a $5.1 million decrease in miscellaneous income relating to voyages; (d) a $0.8 million increase in other expenses; (e) a $3.8 million decrease as a result of a $3.8 million gain recognized from the purchase of the 2% convertible senior promissory note for an aggregate price of $29.1 million on November 3, 2010; and (f) a $0.9 million decrease in interest income from investments in finance leases. This increase was partially offset by a $1.6 million decrease in miscellaneous voyage expenses.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $5.4 million or 13.3% to $35.2 million for the year ended December 31, 2011, as compared to $40.6 million for the same period in 2010. This decrease was mainly due to a $6.7 million decrease in the amortization of deferred gain mitigated by a $1.3 million increase in investment income resulting from (i) a $1.6 million net increase in contribution relating to Navios Partners; (ii) a $0.1 million negative contribution under the equity method relating to Navios Acquisition; and (iii) a $0.2 million decrease in contribution relating to Acropolis.

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for approximately $252.1 million, or 40.9%, of our total revenue, $3.9 million, or 2.2%, of our total net income and approximately $53.7 million, or 13.4%, of Adjusted EBITDA, in each case for the year ended December 31, 2012. Our non-guarantor subsidiaries accounted for approximately $280.6 million, or 40.7%, of our total revenue, $11.0 million, or 26.9%, of our total net income and approximately $71.7 million, or 27.5%, of Adjusted EBITDA, in each case, for the year ended December 31, 2011. Our non-guarantor subsidiaries accounted for approximately $249.2 million, or 36.7%, of our total revenue, $9.5 million, or 6.5%, of our total net income and approximately $70.3 million, or 19.7%, of Adjusted EBITDA, in each case for the year ended December 31, 2010.

B. Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million. There were no shares repurchased during the year ended December 31, 2012 and 2010. Since the initiation of the program, 981,131 shares have been repurchased for a total consideration of $2.0 million.

The following table presents cash flow information for each of the years ended December 31, 2012, 2011 and 2010.

(in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Net cash provided by operating activities	$233,846	$106,643	$188,641
Net cash provided by/(used in) investing activities	7,251	(175,264)	(135,920)
Net cash (used in)/provided by financing activities	(154,325)	32,307	(19,244)

Increase/(decrease) in cash and cash equivalents	86,772	(36,314)	33,477

Cash and cash equivalents, beginning of year	171,096	207,410	173,933

Cash and cash equivalents, end of year	$257,868	$171,096	$207,410

Cash provided by operating activities for the year ended December 31, 2012 as compared to the cash provided by operating activities for the year ended December 31, 2011:

Net cash from operating activities increased by $127.2 million to $233.8 million for the year ended December 31, 2012, as compared to $106.6 million for the year ended December 31, 2011. In determining net cash from operating activities, net income is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$175,562	$41,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,206	107,395
Amortization and write-off of deferred financing costs	6,309	5,580
Amortization of deferred drydock and special survey costs	7,289	5,364
Provision for losses on accounts receivable	17,136	239
Unrealized loss/(gain) on FFA derivatives	124	(289)
Share based compensation and consultancy fees	4,712	4,252
Gain on sale of assets	(323)	(38,822)
Loss on bond extinguishment	—	5,573
Loss on change in control	—	35,325
Income tax expense/(benefit)	312	(56)
Equity in affiliates, net of dividends received	(2,317)	6,909

Net income adjusted for non-cash items	$317,010	$172,802

Restricted cash increased by $18.3 million from $6.4 million at December 31, 2011 to $24.7 million at December 31, 2012. The primary reason for this increase was: (a) an $11.7 million increase of cash reserves in the pledged account with the agent bank under one loan facility as additional security; and (b) a $6.8 million increase in cash reserves deposited in retention accounts for repayment of debt principal and interest. This increase was partially offset by a $0.3 million decrease in the margin account for FFAs.

Accounts receivable, net, decreased by $15.7 million from $101.4 million at December 31, 2011 to $85.7 million at December 31, 2012. The decrease was primarily due to: (a) a decrease of $14.7 million in accounts receivable from charterers and receivables reserves; and (b) a $2.9 million decrease in accounts receivable of Navios Logistics. This increase was partially offset by a $1.9 million increase in other receivables.

Amounts due from affiliate companies, including current and non-current portion, increased by $59.1 million from $49.4 million for the year ended December 31, 2011 to $108.5 million for the year ended December 31, 2012. The increase was due to: (a) a $41.5 million increase in management and administrative fees, other expenses and reimbursement for drydocking costs receivable from Navios Acquisition, and (b) a $17.6 million increase in management and administrative fees and other expenses receivable from Navios Partners.

Inventories increased by $9.9 million from $21.7 million at December 31, 2011 to $31.6 million at December 31, 2012. The increase was primarily due to: (a) an $8.1 million increase in inventories of Navios Logistics mainly attributable to an increase in petroleum products inventories in the liquid port; and (b) a $1.8 million increase in inventories on board of our drybulk vessels.

Prepaid expenses and other current assets decreased by $1.1 million from $21.0 million at December 31, 2011 to $19.9 million at December 31, 2012. The main reason for the decrease was: (a) a $4.1 million decrease in accounts receivable claims; and (b) a $0.7 million decrease in prepaid expenses. This decrease was partially offset by: (a) a $1.7 million increase in other current assets and prepaid taxes; and (b) a $2.0 million increase in prepaid expenses and other current assets of Navios Logistics mainly due to decrease in accounts receivable claims and other current assets.

Other long term assets decreased by $9.4 million from $18.9 million at December 31, 2011 to $9.5 million at December 31, 2012. The main reason for the decrease was: (a) a $0.9 million decrease in long-term receivables from charterers; (b) a $7.0 million decrease in long-term accrued income; and (c) a $1.5 million decrease in other long-term assets of Navios Logistics.

Accounts payable increased by $11.8 million from $52.1 million at December 31, 2011 to $63.9 million at December 31, 2012. The primary reasons for the increase were: (a) a $15.2 million increase in accounts payable of Navios Logistics mainly attributable to: (i) a $11.5 million increase in accounts trade payable as a result of the increase in operations following the expansion of the barge fleet and the increase of activities in Navios Logistics’ dry port terminal, and (ii) a $3.7 million increase due to the current portion of consideration payable for the acquisition of the chartered-in fleet; (b) $2.4 million increase in accounts payable to bunkers and lubricants suppliers; (c) a $2.0 million increase in accounts payable to insurers; and (d) a $3.7 million increase in accounts payable relating to utilities and other service providers, repairers and legal, audit and consulting services. This increase was partially offset by a decrease of: (a) a $7.7 million decrease in accounts payable to head owners; (b) a $1.9 million decrease in accounts payable to suppliers; and (c) a $1.9 million decrease in accounts payable relating to brokers and other accounts payable.

Accrued expenses increased by $11.8 million to $75.7 million at December 31, 2012 from $63.9 million at December 31, 2011. The primary reasons for the increase were: (a) an increase of $1.3 million in accrued expenses of Navios Logistics mainly due to the increase in payroll and taxes; (b) a $0.7 million increase in accrued expenses relating to payroll; (c) a $7.2 million increase in accrued expenses relating to direct vessel expenses and voyage expenses; (d) an increase of $3.3 million in accrued estimated losses on uncompleted voyages; and (e) a $1.6 million increase in other accrued expenses. This increase was partially offset by a $2.3 million decrease in accrued interest and professional fees.

Deferred income and cash received in advance decreased by $13.3 million to $15.3 million at December 31, 2012 from $28.6 million at December 31, 2011. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year amounting to $10.1 million. The primary reasons for the decrease of the deferred income and cash received in advance were: (a) a $0.9 million decrease in gain from the sale of assets; (b) a $10.9 million decrease in deferred freight; and (c) a $1.5 million decrease in deferred income of Navios Logistics.

Other long term liabilities and deferred income decreased by $8.6 million to $29.6 million at December 31, 2012 from $38.2 million at December 31, 2011. The primary reasons for the decrease were: (a) an $11.7 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (b) a $4.3 million decrease in other long term payables. This decrease was partially offset by a $7.4 million increase in other long-term liabilities of Navios Logistics mainly due to the non-current portion of consideration payable for the acquisition of the chartered-in fleet.

Cash provided by investing activities for the year ended December 31, 2012 as compared to cash used in investing activities for the year ended December 31, 2011:

Cash provided by investing activities was $7.2 million for the year ended December 31, 2012, as compared to cash used in investing activities of $175.3 million for the same period of 2011.

Cash provided by investing activities for the year ended December 31, 2012 was the result of: (a) $67.5 million of proceeds from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012; and (b) $10.0 million of loan repayments received from Navios Acquisition. The above was partially offset by: (a) $5.0 million due to additional drawdowns during 2011 from Navios Acquisition under its loan facility with the Company and $6.1 million of expenses paid by the Company for Navios Acquisition vessels under construction; (b) $1.5 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; (c) $26.1 million paid for the acquisition of the vessel Navios Serenity and $12.3 million paid for the delivery of the Navios Centaurus and Navios Avior in the first and second quarter of 2012, respectively; and (d) $1.7 million paid for the purchase of other fixed assets by the Company and $17.6 million relating to amounts paid by Navios Logistics for (i) the construction of a new silo in Nueva Palmira, Uruguay; (ii) the construction of a new conveyor belt in the dry port in Uruguay; (iii) the construction of four tank barges; (iv) the construction of additional tanks in the liquid port; (v) the acquisition of one pushboat and six tank barges in 2012 that were previously chartered-in by Navios Logistics; and (vi) improvements in the pushboat fleet.

Cash used in investing activities for the year ended December 31, 2011 was the result of: (a) a $72.4 million decrease due to the Navios Acquisition deconsolidation; (b) $3.0 million of deposits for acquisitions of tanker vessels under construction; (c) $33.6 million due to additional drawdowns during 2011 from Navios Acquisition under its loan facility with the Company; (d) $63.8 million of deposits for the acquisition of two newbuilding bulk carriers scheduled to be delivered during the first the second quarter of 2012; (e) $51.6 million paid for the acquisition of the vessels Navios Azimuth, Navios Altamira and Navios Astra, and $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; (f) $2.1 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; and (g) the purchase of other fixed assets of $71.1 million mainly relating to Navios Logistics for (i) the construction of the new drying and conditioning facility and a new silo in the dry port in Uruguay; (ii) the acquisition and transportation of three pushboats, 66 barges and a floating dry dock; (iii) the construction of a new silo in the dry port in Uruguay and (iv) fixed asset improvements and the purchase of other fixed assets. The above was partially offset by (a) $120.0 million of proceeds from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011; (b) a $0.8 million decrease in restricted cash, and (c) $6.0 million of loan repayments received from Navios Acquisition.

Cash used in financing activities for the year ended December 31, 2012 as compared to cash provided by financing activities for the year ended December 31, 2011:

Cash used in financing activities was $154.3 million for the year ended December 31, 2012, as compared to cash provided by financing activities of $32.3 million for the same period of 2011.

Cash used in financing activities for the year ended December 31, 2012 was the result of: (a) $236.2 million of debt repayments made in connection with Navios Holdings’ outstanding indebtedness (including Navios Logistics); (b) $1.5 million relating to payments for capital lease obligations; (c) a $19.6 million increase in restricted cash related to loan repayments; and (d) $32.4 million of dividends paid to the Company’s shareholders. This was partially offset by: (a) $52.2 million of gross loan proceeds in connection with (i) $40.9 million of gross loan proceeds for financing the acquisition of the Navios Serenity and refinancing the debt of the Navios Astra; and (ii) $11.3 million of loan proceeds for financing the construction of the Navios Centaurus, less $1.9 million of debt issuance costs; (b) $85.0 million of net proceeds from the sale of Ship Mortgage Notes issued on July 2012; and (c) $0.1 million of proceeds from the exercise of options to purchase common stock.

Cash provided by financing activities for the year ended December 31, 2011 was the result of: (a) $83.5 million of loan proceeds (net of related finance fees of $2.8 million) in connection with (i) $80.5 million of Navios Holdings’ loan proceeds for financing the acquisition of the Navios Azimuth, the Navios Altamira, the Navios Astra, the Navios Avior and the Navios Centaurus (net of relating finance fees of $2.4 million); and (ii) $3.0 million of Navios Acquisition’s loan proceeds (net of relating finance fees of $0.4 million); (b) $0.4 million of proceeds from the exercise of options to purchase common stock; (c) $341.0 million of net proceeds from the sale of the 2019 Notes; and (d) $193.2 million of net proceeds from the sale of the Existing Logistics Senior Notes. This was partially offset by: (a) the repayment of $300.0 million of the 2014 Notes with the proceeds of the sale of the 2019 Notes; (b) $248.5 million of installment payments made in connection with Navios Holdings’ outstanding indebtedness (including Navios Acquisition and Navios Logistics); (c) $1.0 million relating to payments for capital lease obligations; (d) $27.2 million of dividends paid to the Company’s shareholders; (e) $8.6 million paid by Navios Logistics for the acquisition of the noncontrolling interests in its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd Inc. and HS South Shipping Inc.; (f) a $0.3 million increase in restricted cash relating to loan repayments; and (g) $0.2 million paid for the repurchase of 73,651 shares of the Company’s common stock pursuant to the share repurchase program approved in November 2008.

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

(in thousands of U.S. dollars)	Year Ended December 31, 2011	Year Ended December 31, 2010
Net income	$41,332	$145,269
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	107,395	101,793
Amortization and write-off of deferred financing costs	5,580	11,752
Amortization of deferred drydock and special survey costs	5,364	3,306
Provision for losses on accounts receivable	239	4,660
Unrealized (gain)/loss on FFA derivatives	(289)	19,903
Unrealized gain on warrants	—	(5,888)
Unrealized gain on interest rate swaps	—	(1,133)
Share based compensation and consultancy fees	4,252	8,095
Gain on sale of assets/partial sale of subsidiary	(38,822)	(55,432)
Gain on repurchase of convertible bond	—	(3,799)
Loss on bond extinguishment	5,573	—
Loss/(gain) on change in control	35,325	(17,742)
Income tax (benefit)/expense	(56)	414
Equity in affiliates, net of dividends received	6,909	307

Net income adjusted for non-cash items	$172,802	$211,505

        Restricted cash, including current and non-current portion, decreased by $47.2 million from $53.6 million at December 31, 2010 to $6.4 million at December 31, 2011. The primary reason for this decrease was: (a) a $33.8 million decrease as a result of the deconsolidation of Navios Acquisition; (b) a $0.6 million decrease in restricted cash of Navios Logistics; (c) a $12.5 million decrease of cash reserves in the pledged account with the agent bank under the loan facility with HSH Nordbank and Commerzbank AG; and (d) a $0.6 million decrease in other restricted cash accounts. This decrease was partially offset by a $0.3 million increase in cash reserves relating to loan facilities with Credit Agricole Corporate and Investment Bank (“Credit Agricole”).

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

Inventories increased by $2.3 million from $19.4 million at December 31, 2010 to $21.7 million at December 31, 2011. The increase was primarily due to a $3.4 million increase in inventories on board of our drybulk vessels. This increase was partially offset by a $1.1 million decrease in inventories of Navios Logistics mainly due to a decrease in petroleum products inventories in the liquid port mitigated by increase in inventories on board of vessels.

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

Prepaid expenses and other current assets increased by $5.7 million from $15.3 million at December 31, 2010 to $21.0 million at December 31, 2011. The main reason for the increase was: (a) a $4.4 million increase in accounts receivable claims; (b) a $1.6 million increase in other assets; and (c) a $1.0 million increase in prepaid expenses and other current assets of Navios Logistics. This increase was partially offset by: (a) a $0.9 million decrease in prepaid expenses; and (b) a $0.4 million decrease in prepaid expenses and other current assets of Navios Acquisition as a result of its deconsolidation.

Other long term assets increased by $8.5 million from $10.4 million at December 31, 2010 to $18.9 million at December 31, 2011. The main reason for the increase was: (a) a $6.7 million increase in long-term receivables from charterers; and (b) a $3.8 million increase in long-term prepaid hires for chartered-in vessels. This increase was partially offset by a $2.0 million decrease in other long-term assets of Navios Logistics.

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

Accrued expenses increased by $1.5 million to $63.9 million at December 31, 2011 from $62.4 million at December 31, 2010. The primary reasons for the increase were: (a) an increase of $6.1 million in accrued expenses of Navios Logistics mainly due to the increase in interest, payroll and taxes; (b) an increase of $9.9 million in accrued interest; (c) an increase of $1.6 million in accrued estimated losses on uncompleted voyages; and (d) a $0.3 million increase in accrued expenses relating to audit fees and related services. This increase was partially offset by: (a) a $9.2 million decrease in accrued expenses of Navios Acquisition as a result of its deconsolidation; (b) a $1.5 million decrease in accrued expenses relating to payroll; (c) a $1.9 million decrease in accrued expenses relating to direct vessel expenses and voyage expenses; (d) a $0.5 million decrease in accrued expenses relating to professional fees; and (e) a $3.3 million decrease in other accrued expenses.

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

        Cash used in investing activities for the year ended December 31, 2011, was the result of: (a) a $72.4 million decrease due to the Navios Acquisition deconsolidation; (b) $3.0 million of deposits for acquisitions of tanker vessels under construction; (c) $33.6 million due to additional drawdowns during 2011 from Navios Acquisition under its loan facility with the Company; (d) $63.8 million of deposits for the acquisition of two newbuilding bulk carriers scheduled to be delivered during the first the second quarter of 2012; (e) $51.6 million paid for the acquisition of the vessels Navios Azimuth, Navios Altamira and Navios Astra, and $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; (f) $2.1 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; and (g) the purchase of other fixed assets amounting to $71.1 million mainly relating to Navios Logistics for (i) the construction of the new drying and conditioning facility and a new silo in the dry port in Uruguay; (ii) the acquisition and transportation of three pushboats, 66 barges and a floating dry dock; (iii) the construction of a new silo in the dry port in Uruguay; and (iv) fixed asset improvements and the purchase of other fixed assets. The above was partially offset by (a) $120.0 million of proceeds from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011; (b) a $0.8 million decrease in restricted cash, and (c) $6.0 million of loan repayments received from Navios Acquisition.

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

For a reconciliation of cash flows from operating activities to Adjusted EBITDA refer to Item 3. Key Information, A. Selected Financial Data.

Adjusted EBITDA for the years ended December 31, 2012 and 2011 was $399.5 million and $260.8 million, respectively. The $138.7 million increase in Adjusted EBITDA was primarily due to: (a) a decrease of $4.0 million in time charter, voyage and logistic business expenses; (b) a decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $1.4 million; (c) a decrease in general and administrative expenses of $2.0 million (excluding share based compensation expenses); (d) a $35.3 million decrease in losses on change in control; (e) a $21.2 million decrease in loss on bond extinguishment; (f) a $187.6 million increase in other income as a result of the credit default insurance restructuring (see Note 25 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2012, included elsewhere in this document); (g) a decrease in other expense by $2.0 million; (h) an increase in equity in net earnings from affiliated companies of $13.0 million; and (i) a decrease in income attributable to the noncontrolling interest income (including preferred stock dividends and preferred stock dividends attributable to the noncontrolling interest) of $0.4 million. The overall variance of $266.9 million was partially offset by: (a) a decrease in revenue of $72.8 million; (b) an increase in provision for losses on accounts receivable of $16.9 million; and (c) a $38.5 million decrease in gain on sale of assets.

        Adjusted EBITDA for the years ended December 31, 2011 and 2010 was $260.8 million and $356.1 million, respectively. The $95.3 million decrease in Adjusted EBITDA was primarily due to: (a) an increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) of $17.3 million; (b) an increase in losses from derivatives of $4.3 million; (c) an increase in net other expense by $10.4 million; (d) a decrease in gain on sale of assets by $16.6 million; (e) a decrease in gain on fair value of investment in Navios Acquisition of $53.0 million; (f) a $21.2 million increase in losses on bond extinguishment; (g) an increase in noncontrolling interest income (including preferred stock dividends and preferred stock dividends attributable to the noncontrolling interest) of $1.0 million; and (h) a decrease in equity in net earnings from affiliated companies of $5.4 million. The overall variance of $129.2 million was partially offset by: (a) an increase in revenue of $9.4 million; (b) a decrease of $12.4 million in time charter, voyage and logistic business expenses; (c) a decrease in general and administrative expenses of $7.6 million (excluding share based compensation expenses); and (d) a decrease in provision for losses on accounts receivable of $4.5 million.

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings loans

In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $21.2 million loss in the statement of income under “Loss on bond extinguishment”, which comprises a $5.6 million loss relating to the accelerated amortization of unamortized deferred finance costs and a $15.6 million loss relating to cash payments for transaction fees and expenses in connection with the 2014 Notes extinguishment.

Senior Notes: On January 28, 2011, the Company and its wholly-owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co Issuers”) issued $350.0 million in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2012.

Ship Mortgage Notes: In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the ship mortgage notes at par value. The exchange offer of the ship mortgage notes issued in July 2012 was completed on October 4, 2012.

The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015.

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

The Mortgage Notes Co-Issuers were in compliance with the covenants as of December 31, 2012.

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2012, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility and it has been amended and repaid as certain vessels have been sold. The loan facility bears interest at a margin ranging from 115 basis points to 175 basis points depending on the specified security value and requires compliance with financial covenants, including a specified security value maintenance compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock. As of December 31, 2012, the outstanding revolving credit facility is repayable in one quarterly installment of $0.8 million and seven quarterly installments of $0.2 million with a final balloon payment of $2.0 million on the last payment date and the outstanding term loan facility is repayable in one quarterly installment of $0.5 million and seven quarterly installments of $1.1 million with a final balloon payment of $33.2 million on the last payment date. As of December 31, 2012, the full amount under the revolving credit facility had been drawn and the outstanding amount was $4.4 million. As of December 31, 2012, the outstanding amount under the term loan facility was $41.7 million.

Credit Agricole Facilities: In December 2007, Navios Holdings entered into a facility agreement with Credit Agricole for an amount of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. In July 2009, following an amendment of the above-mentioned agreement, the amount of the facility has been changed to up to $130.0 million. The interest rate of the amended facility is based on a margin of 175 basis points. The facility is repayable in one installment of $5.1 million, followed by three semi-annual installments of $1.7 million and ten semi-annual installments of $1.1 million with a final balloon payment of $8.6 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $30.3 million.

In August 2009, Navios Holdings entered into an additional facility agreement with Credit Agricole for an amount of up to $75.0 million to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of December 31, 2012 is repayable in 16 semi-annual installments of $1.4 million with a final payment of $10.0 million on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $32.0 million.

In September 2010, Navios Holdings entered into another facility agreement with Credit Agricole for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. As of December 31, 2012, the outstanding amount under the loan facility was repayable in one installment of $5.4 million and 16 semi-annual equal installments of $1.2 million, with a final balloon payment of $8.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $32.7 million.

In August 2011, Navios Holdings entered into an additional facility agreement with Credit Agricole for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. The facility is repayable in 19 semi-annual equal installments of $0.7 million, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $20.2 million.

In December 2011, Navios Holdings entered into another facility agreement with Credit Agricole for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2012, the outstanding amount under the loan facility was repayable in 19 semi-annual equal installments of $0.7 million after the drawdown date, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $20.8 million.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches of the facility amounting to $66.5 million was cancelled. The interest rate of the amended facility is based on a margin of 225 basis points. On July 10, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2012, the outstanding loan is repayable in 17 equal quarterly installments of $0.6 million, with a final balloon payment of $21.0 million on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $30.4 million.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The interest rate of the facility was based on a margin of 190 basis points. On June 15, 2012, the Company sold the Navios Buena Ventura and fully repaid the outstanding balance associated with the vessel. On July 9, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

Cyprus Popular Bank Public Co. Ltd. Facility: In March 2009, Navios Holdings entered into a loan facility with Cyprus Popular Bank Public Co. Ltd. of up to $110.0 million to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. As of September 7, 2010, the available amount of the loan facility was reduced to $30.0 million. On May 10, 2011, the amount of $18.9 million was drawn to finance the acquisition of the Navios Astra. This loan bears interest at a rate of LIBOR plus 275 basis points. On April 20, 2012, the Company repaid the facility in full using the proceeds under the second tranche of the DVB Bank SE loan facility. As of December 31, 2012, the facility will be available until May 2013 and the available amount under the facility was $30.0 million.

As a result of the on-going restructuring of Cyprus Popular Bank Public Co. Ltd., the availability of our revolving credit facility has not been confirmed. See “Risk Factors — Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.”

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. As of December 31, 2012, the third tranche of the facility is repayable in one quarterly installment of $0.3 million and 25 quarterly installments of $0.9 million, with a final balloon payment of $13.8 million on the last payment date. The fourth tranche of the facility is repayable in one quarterly installment of $0.2 million and 31 quarterly installments of $0.8 million, with a final balloon payment of $9.5 million on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount was $71.7 million.

DVB Bank SE Facility: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (a) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a handysize vessel; and (b) the second tranche is for an amount of up to $16.0 million to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. As of December 31, 2012, Navios Holdings had drawn $26.0 million under the first tranche and $14.9 million under the second tranche. The first tranche is repayable in 29 quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date and the second tranche is repayable in 30 quarterly installments of $0.3 million, with a final balloon payment of $6.4 million on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount was $39.3 million.

Unsecured Bond: In July 2009, Navios Holdings issued a $20.0 million unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrued on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which was not compounded) was first due and payable in July 2012, the maturity date. The outstanding amount was repaid in full on July 24, 2012 in accordance with its terms.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Navios Logistics Loans

Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing Logistics Senior Notes”). The Existing Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Existing Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co- Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The Existing Logistics Senior Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

On March 7, 2013, Navios Logistics issued $90.0 million in aggregate principal amount of the Additional Logistics Senior Notes”. The terms of the Additional Logistics Senior Notes are identical to the $200.0 million of 9 1/4% Senior Notes due 2019 that were issued in April 2011 (the “Existing Logistics Senior Notes”) and are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries that guarantee the Existing Logistics Senior Notes. The Additional Logistics Senior Notes and the Existing Logistics Senior Notes will be treated as a single class for all purposes under the indenture (including, without limitation, waivers, amendments, redemptions and other offers to purchase) and the Additional Logistics Senior Notes will rank equally with the Existing Logistics Senior Notes. Because nearly all of the Existing Logistics Senior Notes are now unrestricted, the Additional Logistics Senior Notes will be issued under a different CUSIP number than the Existing Logistics Senior Notes. Following the consummation of the exchange offer for the Additional Logistics Senior Notes, it is expected that nearly all of the Additional Logistics Senior Notes and the Existing Logistics Senior Notes will have the same CUSIP number.

Cyprus Popular Bank Public Co. Ltd. Facility

On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A., a subsidiary of Navios Logistics, finalized the documentation of the $40.0 million revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The facility requires Navios Logistics to be in compliance with the covenants contained in the indentures governing the Logistics Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of December 31, 2012, the $40.0 million revolving credit facility was fully undrawn.

As a result of the on-going restructuring of Cyprus Popular Bank Co. Ltd., the availability of our revolving credit facility has not been confirmed. See “Risk Factors — Disruptions in world financial markets and the resulting governmental action in Europe, the United States and in other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would materially adversely affect our results of operations, financial condition and cash flows.”

Non-Wholly-owned Subsidiaries’ Indebtedness

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

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2012, the outstanding loan balance was $0.6 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $5,740 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2012, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2013	$33.1
2014	63.7
2015	22.5
2016	21.9
2017	529.2
2018 and thereafter	691.7

Total	$1,362.1

Working Capital Position: On December 31, 2012, Navios Holdings’ current assets totaled $470.6 million, while current liabilities totaled $189.4 million, resulting in a positive working capital position of $281.2 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2013 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2013.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital expenditures: For the year ended December 31, 2012, the Company acquired the Navios Serenity, a 2011-built Handysize vessel and former long-term chartered-in vessel in operation, for an acquisition price of $26.1 million, of which $26.0 million was funded through a loan and the remaining amount was paid from cash on hand. The Company also took delivery of: (i) the Navios Centaurus, a 2012-built Panamax vessel from a South Korean shipyard for an acquisition price of $37.1 million, of which $15.6 million was paid from existing cash and $21.5 million was financed through a loan; and (ii) the Navios Avior, a 2012-built Panamax vessel from a South Korean shipyard for a purchase price of $39.1 million, of which $18.2 million was paid from existing cash and $20.9 million was financed through a loan. Currently, Navios Holdings does not have any commitments for vessel capital expenditures.

For the year ended December 31, 2012, Navios Logistics paid: (a) $3.4 million for the construction of a new silo at its dry port in Uruguay, which has been operational since April 2012; (b) $7.5 million for the construction of a new conveyor belt in its dry port facility in Uruguay, which is expected to be completed in the first half of 2013; (c) $4.6 million for the construction of four tank barges, of which two tank barges were delivered in October and December 2012, with a cost of $1.9 million each, the third tank barge was delivered in April 2013 and the remaining tank barge is expected to be delivered in June 2013 and (d) $0.3 million for the construction of additional tanks in its liquid port in Paraguay. Additionally, during 2012, Navios Logistics completed the acquisition of one push boat and six tank barges, which were previously chartered-in, for a total consideration of $15.9 million. As of December 31, 2012, Navios Logistics had paid $2.6 million and the remaining balance was $13.3 million. Refer also to Item 5F. “Contractual Obligations as at December 31, 2012”.

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the years ended December 31, 2012, 2011 and 2010, none of the customers accounted for more than 10% of the Company’s revenue.

In addition, certain of our long term charter-out contracts have been insured until the end of 2016 through an “AA” rated European Union insurance provider for a maximum cash payment of up to $120.0 million (including certain Navios Partners’ charters). Our agreement provides that if the charterer goes into payment default, the insurer will reimburse us for the charter payments under the terms of the policy (subject to applicable deductibles and other customary limitations for such type of insurance).

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

Not applicable.

D. Trend information

Our results of operations depend primarily on the charter hire rates that we are able to realize for our vessels, which depend on the demand and supply dynamics characterizing the dry bulk market at any given time. For other trends affecting our business, please see other discussions in Item 5. “Operating and Financial Review and Prospects”.

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are disclosed in Navios Holdings’ Consolidated Financial Statements included in this Annual Report. As of December 31, 2012, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits which are included as a component of restricted cash.

Contemporaneously with the credit default insurance restructuring, the Company entered into an agreement to provide supplemental charter insurance to Navios Partners. The agreement provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the credit default insurance for the same vessels, same periods and same amounts. The supplemental charter insurance covers $76.7 million of aggregate future charter payments and provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured credit default insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2012, no claims had been submitted to Navios Holdings.

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6.6 million ($2.9 million relating to VAT-related matters, $1.7 million for withholding tax-related matters, $1.5 million relating to provisions for claims and others and $0.5 million for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $1.0 million ($2.8 million in 2011 and $4.7 million in 2010) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

On March 1, 2012, Navios Logistics issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. for up to $10.0 million. On July 11, 2012, the amount of the guarantee was amended to $12.0 million and on March 1, 2013 the guarantee was extended for one year, expiring on March 1, 2014.

F. Contractual Obligations as at December 31, 2012:

Payment due by period ($ in millions)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)(3)	$1,362.1	$33.1	$86.2	$551.1	$691.7
Operating Lease Obligations (Time Charters) for vessels in operation(5)	423.5	96.1	114.6	86.9	125.9
Operating Lease Obligations (Time Charters) for vessels to be delivered(5)	231.9	9.0	53.0	53.0	116.9
Operating Lease Obligations Push Boats and Barges	1.6	1.6	—	—	—
Capital lease obligations	25.1	1.4	2.8	20.9	—
Navios Logistics contractual payments(4)	23.7	14.4	7.4	1.9	—
Rent Obligations(2)	14.7	2.6	4.9	4.6	2.6

Total	$2,082.6	$158.2	$268.9	$718.4	$937.1

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.30% to 3.60% per annum. The amount does not include interest costs with rates of 8.125% and 8.875% for the 2019 Notes and Ship Mortgage Notes of Navios Holdings, respectively, and 9.25% for the Logistics Senior Notes.
(2)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expires in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires on June 2015. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities.”
(3)	The amount does not include unamortized discount associated with our 2019 Notes and Ship Mortgage Notes.
(4)	As of December 31, 2012, Navios Logistics had obligations related to its port expansion project in the dry port concerning mainly (i) the new conveyor belt, (ii) the construction of four tank barges and (iii) the acquisition of one push boat and six liquid barges of $7.1 million, $3.3 million and $13.3 million, respectively.
(5)	Approximately 38% of the time charter payments included above are estimated to relate to operational costs for these vessels.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels I and II of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level III reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level II or Level III. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level III, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2012. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment was adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments did not have a significant impact on Navios Holdings’ consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional disclosures for other comprehensive income. The amended standards require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income, but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP and that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. Navios Holdings has not yet adopted the new amendments. The adoption of the new standard is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

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

Stock-based Compensation: In December 2012, 2011 and 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three years. In December 2012, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest on April 30, 2014 upon achievement of certain internal performance criteria and set targets.

The fair value of stock option grants is determined with reference to option pricing model, and principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met.

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 3.0% after 2014 and a utilization rate of 98.3% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2012, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

        In connection with its impairment testing on its vessels as of December 31, 2012, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 23.2 % to 87.5% (depending on the vessel).

As of December 31, 2012, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 61.0% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2012 of $18,167 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2012):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(0.7%)	(22.2%)	(46.0%)
Ultra-Handymax	(6.7%)	(33.2%)	(55.1%)
Panamax	(4.8%)	(36.5%)	(62.3%)
Capesize	(10.2%)	(54.1%)	(70.5%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none, two and 24 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2012, the Company owns and operates a fleet of 30 vessels, with an aggregate carrying value of $1,396.9 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2012, the carrying value of 28 of the Company’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $602.2 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2012 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions) (1)	Carrying Value (as of December 31, 2012) (in millions) (1)
Navios Serenity	2011	$26.1	$25.4	*
Navios Ionian	2000	31.4	20.7	*
Navios Celestial	2009	34.1	30.1	*
Navios Vector	2002	32.4	27.9	*
Navios Horizon	2001	23.4	16.3	*
Navios Herakles	2001	32.7	21.8	*
Navios Achilles	2001	33.2	22.6	*
Navios Meridian	2002	26.8	19.0	*
Navios Mercator	2002	25.9	19.4	*
Navios Arc	2003	26.6	18.4	*
Navios Hios	2003	35.3	24.4	*
Navios Kypros	2003	35.4	24.4	*
Navios Ulysses	2007	79.9	65.7	*
Navios Vega	2009	72.1	61.2	*
Navios Astra	2006	23.2	21.2	*
Navios Magellan	2000	30.2	20.1	*
Navios Star	2002	30.1	22.2	*
Navios Asteriks	2005	53.6	41.2	*
Navios Centaurus	2012	37.1	36.1	*
Navios Avior	2012	39.1	38.2	*
Navios Bonavis	2009	120.7	104.9	*
Navios Happiness	2009	121.5	105.6	*
Navios Lumen	2009	112.9	99.8	*
Navios Stellar	2009	94.9	84.3	*
Navios Phoenix	2009	105.9	93.9	*
Navios Antares	2010	115.8	103.1	*
Navios Etoile	2010	66.2	61.3
Navios Bonheur	2010	68.9	63.9	*
Navios Altamira	2011	55.4	51.7
Navios Azimuth	2011	55.7	52.1	*

		1,646.5	1,396.9

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2012, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Vessel, Port Terminal, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminal, tanker vessels, barges, pushboats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port facilities and transfer station	3 to 40 years
Tanker vessels, barges and pushboats	15 to 44 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is reasonable and common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively for vessels, every 60 months for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written-off to income in the year the vessel, barge or pushboat is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

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

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

Other intangibles that are being amortized, such as customer relationships and port terminal operating rights, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of comprehensive income in the Depreciation and Amortization line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2012, there was no impairment of intangible assets.

Vessel purchase options that are included in favorable leases are not amortized, and when the purchase option is exercised the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel (Note 8) and if not exercised, the intangible will be written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it will be written-off to the statements of income.

The weighted average amortization periods for intangible assets/liabilities are:

Intangible Assets/Liabilities	Years
Trade name	21.0
Favorable lease terms	6.6
Unfavorable lease terms	4.7
Port terminal operating rights	30.0
Customer relationships	20.0

Investments in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition and Navios Partners for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects of Navios Partners and Navios Acquisition, and (3) the intent and ability of the Company to retain its investment in Navios Acquisition and Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2012, management considers the decline in market value of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above require the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position

Angeliki Frangou	48	Chairman of the Board and Chief Executive Officer
George Achniotis	48	Chief Financial Officer
Ted C. Petrone	58	President of Navios Corporation and Director
Vasiliki Papaefthymiou	44	Executive Vice President, Legal and Director
Anna Kalathakis	43	Chief Legal Risk Officer
Shunji Sasada*	55	Chief Operating Officer — Navios Corporation
Leonidas Korres	37	Senior Vice President, Business Development
Efstratios Desypris	40	Chief Financial Controller
Ioannis Karyotis	37	Senior Vice President, Strategic Planning
Spyridon Magoulas	59	Director
John Stratakis	48	Director
Efstathios Loizos	51	Director
George Malanga	55	Director

*	Significant employee

Angeliki Frangou has been Navios Maritime Holdings Inc. Chairman and CEO since August 25, 2005. In addition, Ms. Frangou serves as the Chairman and Chief Executive Officer of Navios Partners, an affiliated limited partnership trading on the New York Stock Exchange, since August 2007, and as the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation, an affiliated corporation also trading on the New York Stock Exchange. Ms. Frangou is also the Chairman of the board of directors of Navios Logistics since inception in December 2007. Previously, Ms. Frangou was Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. During the period 1990 through August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A., and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. As of September 2012, Ms. Frangou is also serving as a Board member of Eurobank Ergasias S.A. (one of the largest commercial banks in Greece). During the period April 2004 to July 2005, Ms. Frangou served on the board of directors of Emporiki Bank of Greece (then, the second largest retail bank in Greece). From June 2006 until September 2008, Ms. Frangou also served as Chairman of Proton Bank, based in Athens, Greece. Ms. Frangou is member of the Board of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee and a member of the Hellenic and Black Sea Committee of Bureau Veritas as well as a member of Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in mechanical engineering from Fairleigh Dickinson University (summa cum laude) and a master’s degree in mechanical engineering from Columbia University.

        George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Partners, a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and he holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became a director of Navios Holdings in May 2007, having become President of Navios Corporation in September 2006. He heads Navios Holdings’ worldwide commercial operations. Mr. Petrone has served in the maritime industry for 36 years, of which 33 have been with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone has been responsible for all aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also President of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

Vasiliki Papaefthymiou has been Executive Vice President — Legal and a member of Navios Holdings’ board of directors since its inception, and prior to that was a member of the board of directors of ISE. Ms. Papaefthymiou has served as general counsel for Maritime Enterprises Management S.A. since October 2001, where she has advised the company on shipping, corporate and finance legal matters. Ms. Papaefthymiou provided similar services as general counsel to Franser Shipping from October 1991 to September 2001. Ms. Papaefthymiou received her undergraduate degree from the Law School of the University of Athens and a master degree in Maritime Law from Southampton University in the United Kingdom. Ms. Papaefthymiou is admitted to practice law before the Bar in Piraeus, Greece.

Anna Kalathakis has been Chief Legal Risk Officer since November 2012, and Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A Bilbrough & Co. Ltd. and an Associate Director of the Company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, was admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus BAR, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).

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

Leonidas Korres has been our Senior Vice President — Business Development since February 2011. Mr. Korres is also the Chief Financial Officer of Navios Maritime Acquisition Corporation since April 2010, and previously served as Senior Vice President for Business Development since January 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a Senior Financial Advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a Non-Profit Company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for exploiting the Olympic venues. Mr. Korres earned his Bachelor’s degree in Economics from the Athens University of Economics and Business and his master’s degree in Finance from the University of London.

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris is also the Chief Financial Officer of Navios Partners since January 2010. Mr. Desypris has previously served as Financial Controller of Navios Holdings since May 2006. He is also the Senior Vice President — Strategic Planning of Navios Logistics. Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

Ioannis Karyotis has been our Senior Vice President – Strategic Planning since February 2011. Mr. Karyotis is also Chief Financial Officer of Navios Logistics since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a master’s of Science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

Spyridon Magoulas has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece, and has served as the managing director of Doric Shipbrokers S.A. since its formation in 1994. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served at Orion and Global Chartering Inc. in New York. Mr. Magoulas received a Bachelors degree in Economics (honors) from the City University of New York, New York, a master degree in Transportation Management from the Maritime College in New York and a master degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

John Stratakis has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance and admiralty law, real estate, trusts and estates and general corporate law. From 1992 to 1993, Mr. Stratakis was an associate attorney with Wilson, Elser, Moskowitz Edelman & Dicker, in New York, New York. Mr. Stratakis also has been a director and the President of the Hellenic-American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law at American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.

Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliated companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliated company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. He is one of the founders and Vice Chairman of the Board of Directors of Facility Plus which is engaged in the field of property & facility management. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from New York University. Mr. Loizos also serves as Chairman of the Audit Committee and chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 25 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 12 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga is a member of BNY Mellon’s Operating Committee and holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $6.5 million for the year ended December 31, 2012. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $0.1 million. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

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

On December 20, 2012, the Company authorized: (i) the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which vest over three years; and (ii) the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which vest upon achievement of internal performance criteria and completion of a service period on April 30, 2014. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date. Stock options have been granted to executives and directors only and vest: (i) in three equal tranches over the requisite service periods of one, two and three years from the grant date; or (ii) upon achievement of internal performance criteria and completion of a service period on April 30, 2014. Each option remains exercisable for seven years after its vesting date.

As of the filing of this Annual Report on Form 20-F: a) 4,908,183 stock options to purchase the Company’s common stock have been issued of which 2,349,310 have vested and 290,406 have been exercised at an exercise price of $3.18 per share; 288,000 options were granted at an exercise price of $16.75 per share; 571,266 options were granted at an exercise price of $3.18 per share; 405,365 options were granted at an exercise price of $5.87 per share; 954,842 options were granted at an exercise price of $5.15 per share; 1,344,353 options were granted at an exercise price of $3.81 per share; 1,344,357 options were granted at an exercise price of $3.44 per share; and b) 3,058,540 shares of restricted stock and restricted stock units have been issued of which 1,447,121 have vested and in the aggregate 55,228 were forfeited during the years from 2007 until 2012.

Non-employee directors receive annual fees in the amount of $50,000 each plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In April 2010 and in June 2010, Navios Holdings, following the resignations of Allan Shaw and Rex Harrington, appointed George Malanga and Efstathios Loizos to its Board of Directors, respectively. The term of office of the first class of directors, consisting of John Stratakis, George Malanga and Efstathios Loizos will expire in December 2013. The term of office of the second class of directors, consisting of Ted C. Petrone and Spyridon Magoulas, will expire in December 2013. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in November 2014. No directors are entitled to any benefits upon termination of their term.

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

D. Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish and Russian officers and Filipino, Georgian, Bulgarian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers, who are hired by Navios Holdings’ vessel-owning subsidiaries. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Logistics crews its fleet with Argentine, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

With respect to shore-side employees, as of December 31, 2012, Navios Holdings and its subsidiaries employ 130 employees in its Piraeus, Greece office, 12 employees in its New York office and nine employees in its Antwerp, Belgium office and two employees in its Monaco office. Navios Logistics employs 43 employees in its Asuncion, Paraguay offices, with 48 employees at the port facility in San Antonio, Paraguay, 123 office employees in the Buenos Aires, Argentina office, six employees in its Montevideo, Uruguay office, with an additional 135 employees at the port facility in Nueva Palmira, Uruguay and 12 employees in its office in Corumba, Brazil.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 22, 2013, based on 103,242,957 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	25,011,733		23.9%
George Achniotis		*		*
Vasiliki Papaefthymiou		*		*
Anna Kalathakis		*		*
Ted C. Petrone		*		*
Spyridon Magoulas		*		*
John Stratakis		*		*
George Malanga		*		*
Efstathios Loizos		*		*
Leonidas Korres		*		*
Efstratios Desypris		*		*
Ioannis Karyotis		*		*
Shunji Sasada		*		*

*	Less than one percent
(1)	The business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.
(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of March 26, 2012, she had purchased approximately $10.0 million in value of common stock.
(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 1,205,007 options, each for one share, vested but not yet exercised.

The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On October 18, 2007, 288,000 options were granted at an exercise price of $16.75 per share, on December 16, 2008, 571,266 options were granted at an exercise price of $3.18, on December 17, 2009, 405,365 options were granted at an exercise price of $5.87, on December 16, 2010, 954,842 options were granted at an exercise price of $5.15, on December 5, 2011, 1,344,353 options were granted at an exercise price of $3.81 and on December 20, 2012, 435,283 options were granted at an exercise price of $3.44, all based on service conditions only. On December 20, 2012, 909,074 options were granted at an exercise price of $3.44, based on performance and service conditions.

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

On January 11, 2012 and February 27, 2012, 10,969 and 18,282 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

The service conditions stock options vest in three equal tranches over a three-year period from the grant date and the performance conditions stock options vest upon achievement of internal performance criteria and completion of the requisite service period. Each option remains exercisable seven years after its vesting date.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

        The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 22, 2013 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)	25,011,733	23.9%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 1,205,007 options, each for one share, vested but not yet exercised.

B. Related Party Transactions

Leases: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €1.0 million (approximately $1.3 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Acropolis: The Company utilizes its affiliate company, Acropolis Chartering and Shipping Inc. (“Acropolis”), as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of the stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2012 and 2011, the carrying amount of the investment was $0.4 million and $0.2 million, respectively. Commissions paid to Acropolis for each of the years ended December 31, 2012, 2011 and 2010 were $0.1 million, less than $0.1 million and $0.2 million, respectively. During the years ended December 31, 2012, 2011 and 2010, the Company received dividends of $0.1 million, $0.6 million, and $1.0 million, respectively. Included in the trade accounts payable at December 31, 2012 and 2011 was an amount of $0.1 million and $0.1 million, respectively, which was due to Acropolis.

Vessels Charter Hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter is approximately two years at a net daily rate of $12,500 per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings. In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $12,000 per day, plus profit sharing. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12,000 per day, plus 50/50 profit sharing based on actual earnings. Total charter hire expense for the three vessels for the year ended December 31, 2012 was $7.5 million, and was included in the statement of comprehensive income under “Time charter, voyage and port terminal expenses”.

Management Fees: Pursuant to a management agreement dated November 16, 2007, as amended in 2009 and 2011, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. As of December 31, 2012, the daily fees are $4,650 per owned Ultra Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel until December 31, 2013 and the fixed fee period is until December 31, 2017. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the years ended December 31, 2012, 2011 and 2010 amounted to $31.7 million, $26.3 million and $19.7 million, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended in 2010 and 2012, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the years ended December 31, 2012, 2011 and 2010 amounted to $47.0 million, $35.7 million and $9.8 million, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over LIBOR. As of September 28, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for any fixed management fees outstanding for a period of not more than nine months at a later date, but no later than December 31, 2014, bearing interest of 1% over LIBOR. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

General and Administrative Expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended in 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2012, 2011 and 2010 amounted to $3.9 million, $3.4 million and $2.8 million, respectively.

        On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2012, 2011 and 2010 amounted to $2.1 million, $1.5 million and $0.4 million, respectively. The general and administrative fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2012, 2011 and 2010 amounted to $0.6 million, $0.4 million and $0, respectively, which have been eliminated upon consolidation of Navios Acquisition.

Navios Partners Guarantee: Contemporaneously with the credit default insurance restructuring, the Company into an agreement to provide supplemental charter insurance to Navios Partners. The agreement provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the credit default insurance for the same vessels, same periods and same amounts. The supplemental charter insurance covers $76.7 million of aggregate future charter payments and provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured credit default insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2012, no claims had been submitted to Navios Holdings.

Balance Due from Affiliates: Balance due from affiliate as of December 31, 2012 amounted to $108.5 million (December 31, 2011: $49.4 million) which included the current amounts due from Navios Partners and Navios Acquisition, of $21.7 million and $29.1 million, respectively, and the non-current amount of $57.7 million due from Navios Acquisition. The remaining balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus Agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 until June 29, 2011.

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

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. For the vessels sold to Navios Partners see Notes 7 and 19 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2012, included elsewhere in this document. As of December 31, 2012 and 2011, the unamortized deferred gain for all vessels and rights sold totaled $28.5 million and $41.0 million, respectively, and for the years ended December 31, 2012, 2011 and 2010, Navios Holdings recognized $12.7 million, $12.0 million and $18.7 million, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Conversion of Navios Partners Units: On January 1, 2012, all of the outstanding subordinated units converted into 7,621,843 common units of Navios Partners (excluding the Series A Subordinated Units, which are a separate class of subordinated units) (“the Conversion”). The Company concluded that the Conversion resulted in a change in the form of its investment in Navios Partners that was a reconsideration event pursuant to ASC 323-10-15-16a. In connection with that reconsideration, the Company concluded that the common units of Navios Partners, which prior to January 1, 2012 did not meet the definition of common stock or “in-substance common stock,” met the definition of “in-substance common stock” starting January 1, 2012. Although the common units continued to enjoy certain preferences by comparison to the Series A Subordinated Units, the Series A Subordinated Units constituted a small portion of the capital structure of Navios Partners and, as such, the liquidation preference was not considered to be substantive under ASC 323-10-15-13a. In addition, at the time of the reconsideration, it was known that the Series A Subordinated Units would themselves automatically convert to common units of Navios Partners on June 29, 2012. Accordingly, the Company concluded that the risk and reward profile of the common units and Series A Subordinated Units were substantially the same in accordance with ASC 323-10-15-13b. As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities) is accounted for by the equity method from January 1, 2012. As a result, the carrying value of the available-for sale securities of $82.6 million plus the amount reflected in other comprehensive losses of $6.2 million (in each case, as of December 31, 2011) was reclassified to “Investments in Affiliates.” On June 29, 2012, the outstanding Series A Subordinated Units converted into 1,000,000 shares of common units which have the same distribution rights as all other common units holders.

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

Deconsolidation of Navios Acquisition: On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30.5 million, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controlled a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered an affiliate entity of Navios Holdings and not a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

On March 30, 2011, based on the equity method, the Company recorded an investment in Navios Acquisition of $103.3 million, which represents the fair value of the common stock and Series C preferred stock (in-substance common stock) that were held by Navios Holdings on such date. On March 30, 2011, the Company calculated a loss on change in control of $35.3 million, which was calculated as the fair value of the Company’s equity method investment in Navios Acquisition of $103.3 million less the Company’s 53.7% interest in Navios Acquisition’s net assets on March 30, 2011.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings in 2010, which was amended in 2010 and 2011. The facility will be available for multiple drawings up to a limit of $40.0 million, has a margin of LIBOR plus 300 basis points, and matures in December 2014. As of December 31, 2012, the outstanding amount under this facility was $35.0 million (December 31, 2011: $40.0 million) and was recorded under “Loan receivable from affiliate company”.

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

Dividend Policy: At the present time, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of the business. The declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Holdings’ cash requirements as measured by market opportunities and conditions. In addition, the terms and provisions of our current secured credit facilities and our indenture limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also Item 5.B. “Long-term Debt Obligations and Credit Arrangements.”)

On February 20, 2012, the Board of Directors declared a dividend of approximately $6.1 million for the fourth quarter of 2011 of $0.06 per common share paid on April 12, 2012 to stockholders of record as of March 22, 2012.

On May 15, 2012, the Board of Directors declared a dividend of approximately $6.1 million for the first quarter of 2012 of $0.06 per common share paid on July 3, 2012 to stockholders of record as of June 26, 2012.

On August 20, 2012, the Board of Directors declared a dividend of approximately $6.1 million for the second quarter of 2012 of $0.06 per common share paid on October 4, 2012 to stockholders of record as of September 18, 2012.

On November 12, 2012, the Board of Directors declared a dividend of approximately $6.1 million for the third quarter of 2012 of $0.06 per common share paid on December 27, 2012 to stockholders of record as of December 18, 2012.

On February 15, 2013, the Board of Directors declared a dividend of approximately $6.2 million for the fourth quarter of 2012 of $0.06 per common share paid on March 27, 2013 to stockholders of record on March 20, 2013.

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

On April 23, 2013, the closing price of our common stock was $4.13. The quotations listed below reflect high and low market prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a) For the five most recent full financial years: the annual high and low market prices:

	Common Stock		Warrants (*)
Year Ended	High	Low	High	Low
December 31, 2012	$4.49	$3.08	$—	$—
December 31, 2011	$5.99	$2.88	$—	$—
December 31, 2010	$7.55	$4.38	$—	$—
December 31, 2009	$6.60	$1.68	$—	$—
December 31, 2008	$14.95	$1.10	$9.91	$0.01

(*)	The warrants ceased to be publicly traded upon their expiration on December 9, 2008.

(b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock
Quarter Ended	High	Low
March 31, 2013	$4.65	$3.40
December 31, 2012	$4.15	$3.26
September 30, 2012	$4.08	$3.26
June 30, 2012	$4.25	$3.08
March 31, 2012	$4.49	$3.41
December 31, 2011	$4.20	$2.88
September 30, 2011	$5.24	$2.88
June 30, 2011	$5.99	$4.82
March 31, 2011	$5.80	$4.76

(c) For the most recent six months: the high and low closing prices for each month:

	Common Stock
Month Ended	High	Low
March 2013	$4.65	$3.69
February 2013	$3.98	$3.59
January 2013	$3.83	$3.40
December 2012	$3.87	$3.26
November 2012	$4.15	$3.35
October 2012	$3.99	$3.50

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

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Additionally, under a new tax bill ratified on January 14, 2013, an annual contribution, referring only to fiscal years 2012-2015, was imposed on offices or branches of foreign enterprises that have been established in Greece and are engaged in the exploitation, chartering, insurance, average (damage) settlements, purchase, chartering or shipbuilding brokerage, or chartering of insurance of ships under Greek or foreign flag, as well as the representation of ship-owner companies or undertakings, whose object is identical to the abovementioned activities. This contribution is imposed on the total amount of imported foreign exchange, calculated on a minimum $50,000. The impact of this new tax bill is not expected to be material to Navios Holdings’ operations.

Navios Logistics subsidiaries are incorporated in countries which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities for the current and prior periods relating to the Argentinean subsidiaries are measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Mínima Presunta” or Alternative Minimum Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Alternative Minimum Tax. However, if the Alternative Minimum Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Alternative Minimum Tax that may arise in the next ten fiscal years. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. In the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

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

Dividends paid on Navios Holdings common stock to a U.S. Holder who is an individual, trust or estate, a U.S. Non-Corporate Holder, will, under current law, generally be treated as “qualified dividend income” that is taxable to such U.S. Non-Corporate Holder at preferential tax rates, provided that (1) the common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange); (2) the dividend income is not required to be included in gross income under the controlled foreign corporation rules; (3) Navios Holdings is not a passive foreign investment company for the taxable year during which the dividend is paid or the immediately preceding taxable year (which Navios Holdings does not believe it is or will be); (4) the U.S. Non-Corporate Holder has owned the common stock for more than sixty (60) days in the 121-day period beginning sixty (60) days before the date on which the common stock becomes ex-dividend; and (5) the U.S. Non-Corporate Holder is under no obligation to make related payments with respect to positions in substantially similar or related property. Special rules may apply to any “extraordinary dividend” which is generally, a dividend in an amount equal to or in excess of ten percent of a stockholder’s adjusted basis in a share of common stock paid by Navios Holdings. If Navios Holdings pays an “extraordinary dividend” on its common stock that is treated as “qualified dividend income”, then any loss derived by a U.S. Non-Corporate Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.

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

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios Holdings common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In the event that Navios Holdings were to be taxed as a United States corporation, dividends received by Non-U.S. Holders could be subject to United States withholding tax. See discussion above under “United States Tax Consequences — Taxation of Operating Income: In General”.

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

Interest Rate Risk:

Debt Instruments — On December 31, 2012 and December 31, 2011, Navios Holdings had a total of $1,362.1 million and $1,458.0 million, respectively, of long-term indebtedness (excluding the unamortized discount related to the Ship Mortgage Notes). The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the senior notes, the ship mortgage notes and certain Navios Logistics’ loans discussed in Item 5.B “Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore changes in interest rates would have an effect on their interest rate and related expense. The interest rate on the senior notes and the ship mortgage notes is fixed and, therefore, changes in interest rates affect their value, which as of December 31, 2012 was $973.9 million, but do not affect the related interest expense. Amounts drawn under the facilities and the ship mortgage notes are secured by the assets of Navios Holdings and its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2012 by $4.1 million.

For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long-Term Debt Obligations and Credit Arrangements” included in Item 5.B. of this Annual Report.

Interest Rate Swaps — Navios Holdings had entered into interest rate swap contracts to hedge its exposure to variability in its floating rate long-term debt. Under the terms of the interest rate swaps, Navios Holdings and the banks agreed to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allowed Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.

There are no swap agreements as of December 31, 2012 and 2011, as all swap agreements expired during 2010.

FFAs Derivative Risk:

FFAs — Navios Holdings enters into FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts. The Company records all of its derivative financial instruments and hedges as economic hedges.

At December 31, 2012 and December 31, 2011, none of the “mark to market” positions of the open drybulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of comprehensive income.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were no positions deemed to be open as of December 31, 2012, a change in underlying freight market indices would not have any effect on our net income.

Inflation

Inflation has had a minimal impact on vessel operating expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) or 15d — 15(e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2012. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2012.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Navios Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) of the Exchange Act. Navios Holdings’ internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2012. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework. Based on its assessment, management concluded that, as of December 31, 2012, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2012 and 2011 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2012 and 2011 were $1.8 million and $1.6 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2012 and 2011.

Tax Fees

There were no tax fees billed in 2012 and 2011.

All Other Fees

There were no other fees billed in 2012 and 2011.

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

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. As of December 31, 2011, the maximum approximate dollar value of shares that may be purchased under the November 2008 Program currently in effect is $23.1 million. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million. There were no shares repurchased during 2012 and 2010.

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

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-51 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Partners for each of the years ended December 31, 2012, 2011 and 2010 are being provided as a result of Navios Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2012 and, accordingly, the financial statements of Navios Partners for the year ended December 31, 2012 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 to this Annual Report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.2	Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation. (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on December 22, 2010).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007).

4.2	Financial Agreement, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on June 13, 2008).

4.3	Facility Agreement, dated as of June 24, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $133.0 million (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed on July 14, 2008).

4.4	Facility Agreement, dated as of November 10, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $90.0 million (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on December 10, 2008).

4.5	Loan Agreement, dated March 26, 2009, among Surf Maritime Co., Pueblo Holdings Ltd., Ginger Services Co. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on May 18, 2009).

4.6	Financial Agreement, dated March 20, 2009, between Nauticler S.A. and Marfin Popular Bank Public Co., Ltd. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on May 18, 2009).

4.7	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated March 23, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on May 18, 2009).

4.8	Amendment to Share Purchase Agreement, dated June 29, 2009, between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 7, 2009).

4.9	Amendment to Omnibus Agreement, dated June 29, 2009, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C., and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 7, 2009).

4.10	Facility Agreement for $240.0 million, dated June 24, 2009, among the Borrowers listed therein and Commerzbank AG (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on July 7, 2009).

4.11	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated July 10, 2009, among Chilali Corp., Rumer Holdings Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on August 5, 2009).

4.12	Amended and Restated Loan Agreement in respect of a loan facility of up to $120.0 million, dated May 25, 2009 with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 8, 2009).

4.13	Supplemental Agreement in relation to the Amended and Restated Loan Agreement dated May 25, 2009, dated July 16, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 8, 2009).

4.14	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated August 28, 2009 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on October 8, 2009).

4.15	Facility Agreement for $66.5 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on October 8, 2009).

4.16	Facility Agreement for $75.0 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on October 8, 2009).

4.17	Loan Agreement for up to $110.0 million, dated October 23, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on November 10, 2009 (File No. 091172561)).

4.18	Indenture relating to 87/8% First Priority Ship Mortgage Notes due 2017, dated November 2, 2009, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on November 10, 2009 (File No. 091172624)).

4.19	Registration Rights Agreement, dated as of November 2, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on November 10, 2009 (File No. 091172624)).

4.20	First Supplemental Indenture to the indenture dated November 2, 2009, dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.21	Credit Agreement, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 8, 2010).

4.22	Credit Agreement, dated as of April 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 8, 2010).

4.23	Second Supplemental Indenture, dated as of March 30, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 21, 2010).

4.24	Third Supplemental Indenture, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 21, 2010).

4.25	Fourth Supplemental Agreement, dated as of January 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 18, 2010).

4.26	Fifth Supplemental Agreement, dated as of April 28, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 18, 2010).

4.27	Fourth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on June 17, 2010).

4.28	Fifth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on June 17, 2010).

4.29	Facility Agreement for $40.0 million, dated as of August 20, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on September 1, 2010).

4.30	Loan Agreement for $40.0 million with Navios Maritime Acquisition Corporation, dated as of September 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on October 14, 2010).

4.31	Letter Amendment, dated as of September 24, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on October 14, 2010).

4.32	Facility Agreement of up to $40.0 million dated as of September 30, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on October 14, 2010).

4.33	Amended and Restated Loan Agreement for $120.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on November 15, 2010).

4.34	Fifth Supplemental Indenture, dated as of August 10, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 1, 2011).

4.35	Sixth Supplemental Indenture, dated as of January 28, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 1, 2011).

4.36	Indenture for the 81/8 % Senior Notes due 2019, dated as of January 28, 2011 (Incorporated by reference to Exhibit 4.1 of the Form 6-K filed on February 1, 2011).

4.37	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of June 24, 2009, for $240.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 4, 2011).

4.38	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of September 30, 2010, for $40.0 million (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 4, 2011).

4.39	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of December 11, 2007 (as amended), for $154.0 million (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on February 4, 2011).

4.40	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for $75.0 million (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on February 4, 2011).

4.41	Supplemental Agreement dated January 28, 2011 relating to the Amended and Restated Loan Agreement, dated as of October 27, 2010, in respect of a loan facility of up to $120.0 million (Incorporated by reference to Exhibit 10.5 of the Form 6-K filed on February 4, 2011).

4.42	Supplemental Agreement dated January 28, 2011 relating to the Loan Agreement, dated as of October 23, 2009 (as amended), for a revolving credit facility of up to $110.0 million (Incorporated by reference to Exhibit 10.6 of the Form 6-K filed on February 4, 2011).

4.43	Sixth Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of February 1, 2007 (as amended), for a term loan facility of up to $280.0 million (Incorporated by reference to Exhibit 10.7 of the Form 6-K filed on February 4, 2011).

4.44	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 20, 2010, for a term loan facility of up to $40.0 million (Incorporated by reference to Exhibit 10.8 of the Form 6-K filed on February 4, 2011).

4.45	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for a term loan facility of up to $66.5 million (Incorporated by reference to Exhibit 10.9 of the Form 6-K filed on February 4, 2011).

4.46	The Indenture, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 of the Form 6-K filed on May 25, 2011).

4.47	The Registration Rights Agreement, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and S. Goldman Advisors LLC (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 25, 2011).

4.48	Supplemental Agreement No. 2, dated May 6, 2011, relating to a Loan Agreement, dated October 23, 2009, as amended, in respect of a revolving credit facility of up to $110,000,000 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 25, 2011).

4.49	The Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on May 25, 2011).

4.50	Letter of Amendment No. 1, dated October 21, 2010, to the Loan Agreement, dated September 7, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on May 25, 2011).

4.51	First Supplemental Indenture, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 22, 2011).

4.52	Seventh Supplemental Indenture, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 22, 2011).

4.53	Second Supplemental Indenture, dated as of July 26, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2011).

4.54	Facility agreement of up to $23,000,000, dated August 19, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 25, 2011).

4.55	Letter Agreement, dated November 8, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on November 28, 2011).

4.56	Facility agreement of up to $23,000,000, dated December 29, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on January 25, 2012).

4.57	Second Supplemental Indenture, dated as of December 29, 2011(Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on January 25, 2012).

4.58	Eighth Supplemental Indenture, dated as of December 29, 2011 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on January 25, 2012).

4.59	Facility agreement of up to $42,000,000, dated March 23, 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 6, 2012).

4.60	Fifth Supplemental Agreement, dated March 28, 2012 relating to the Loan Agreement dated December 11, 2007 (as amended) for a term loan facility of up to $154,000,000 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 6, 2012).

4.61	Second Supplemental Agreement, dated March 30, 2012 relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240,000,000 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on April 6, 2012).

4.62	Third Supplemental Indenture, dated as of April 18, 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 21, 2012).

4.63	Ninth Supplemental Indenture, dated as of April 18, 2012 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 21, 2012).

4.64	Tenth Supplemental Indenture, dated as of July 10, 2012 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on July 18, 2012).

4.65	Registration Rights Agreement, dated as of July 10, 2012 among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, S. Goldman Capital LLC, Commerz Markets LLC, DVB Capital Markets LLC, DNB Markets, Inc. and ABN AMRO Securities (USA) LLC (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on July 18, 2012).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2012.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2012, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Comprehensive Income for each of the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2012, 2011 and 2010; and (v) the Notes to Consolidated Financial Statements.*

*	Pursuant to Rule 406T of Regulation S-T, the Interactive Data Files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: April 24, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2012 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 24, 2013

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2012	December 31, 2011

ASSETS
Current assets
Cash and cash equivalents	2, 4, 12	$257,868	$171,096
Restricted cash	2, 11, 12	24,704	6,399
Accounts receivable, net	5	85,721	101,386
Due from affiliate companies	16	50,837	49,404
Inventories		31,555	21,735
Prepaid expenses and other current assets	6	19,882	20,954

Total current assets		470,567	370,974

Deposits for vessel acquisitions	2, 7	—	63,814
Vessels, port terminal and other fixed assets, net	2, 7	1,746,493	1,767,946
Deferred financing costs, net	2	28,273	29,222
Deferred dry dock and special survey costs, net	2	26,661	19,413
Loan receivable from affiliate company	16	35,000	40,000
Long-term receivable from affiliate companies	16	57,701	—
Investments in affiliates	9, 16	197,291	117,088
Investments in available-for-sale securities	24	559	82,904
Other long term assets		9,523	18,854
Intangibles other than goodwill	2, 8	209,058	243,273
Goodwill	2, 3	160,336	160,336

Total non-current assets		2,470,895	2,542,850

Total assets		$2,941,462	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7	$63,921	$52,113
Dividends payable	2	—	6,149
Accrued expenses	10	75,681	63,870
Deferred income and cash received in advance	2, 16,19	15,326	28,557
Current portion of capital lease obligations	7	1,353	31,221
Current portion of long term debt	11	33,095	70,093

Total current liabilities		189,376	252,003

Senior and ship mortgage notes, net of discount	11	1,034,141	945,538
Long term debt, net of current portion	11	290,976	437,926
Capital lease obligations, net of current portion	7	23,759	—
Unfavorable lease terms	8	32,006	44,825
Other long term liabilities and deferred income	7, 16	29,643	38,212
Deferred tax liability	2, 22	18,522	19,628

Total non-current liabilities		1,429,047	1,486,129

Total liabilities		1,618,423	1,738,132

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding for both December 31, 2012 and 2011.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 103,255,409 and 102,409,364, as of December 31, 2012 and 2011, respectively		10	10
Additional paid-in capital		547,377	542,582
Accumulated other comprehensive (loss)/income		(558)	6,166
Retained earnings		659,547	510,348

Total Navios Holdings stockholders’ equity		1,206,376	1,059,106

Noncontrolling interest	23	116,663	116,586

Total stockholders’ equity		1,323,039	1,175,692

Total liabilities and stockholders’ equity		$2,941,462	$2,913,824

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
Revenue	20	$616,494	$689,355	$679,918
Time charter, voyage and logistics business expenses		(269,279)	(273,312)	(285,742)
Direct vessel expenses		(117,790)	(117,269)	(97,925)
General and administrative expenses		(51,331)	(52,852)	(58,604)
Depreciation and amortization	7, 8	(108,206)	(107,395)	(101,793)
Provision for losses on accounts receivable	5	(17,136)	(239)	(4,660)
Interest income		2,717	4,120	3,642
Interest expense and finance cost, net	18	(106,196)	(107,181)	(106,022)
(Loss)/gain on derivatives	12	(196)	(165)	4,064
Gain on sale of assets	19	323	38,822	55,432
(Loss)/gain on change in control	3	—	(35,325)	17,742
Loss on bond extinguishment	11	—	(21,199)	—
Other income	25	189,239	1,660	10,349
Other expense		(10,993)	(12,990)	(11,303)

Income before equity in net earnings of affiliated companies		$127,646	$6,030	$105,098
Equity in net earnings of affiliated companies	9, 16, 19	48,228	35,246	40,585

Income before taxes		$175,874	$41,276	$145,683
Income tax (expense)/benefit	2, 22	(312)	56	(414)

Net income		$175,562	$41,332	$145,269
Less: Net (income)/loss attributable to the noncontrolling interest	23	(77)	(506)	488
Preferred stock dividends of subsidiary		—	(27)	—
Preferred stock dividends attributable to the noncontrolling interest		—	12	—

Net income attributable to Navios Holdings common stockholders		$175,485	$40,811	$145,757

Income attributable to Navios Holdings common stockholders, basic	21	$173,780	$39,115	$143,307

Income attributable to Navios Holdings common stockholders, diluted	21	$175,485	$40,811	$146,878

Basic net earnings per share attributable to Navios Holdings common stockholders		$1.72	$0.39	$1.43

Weighted average number of shares, basic	21	101,232,720	100,926,448	100,518,880

Diluted net earnings per share attributable to Navios Holdings common stockholders		$1.58	$0.37	$1.26

Weighted average number of shares, diluted	21	111,033,758	110,323,652	116,182,356

Other comprehensive (loss)/income
Unrealized holding (loss)/gain on investments in-available-for-sale-securities		(566)	(26,458)	17,468
Reclassification to investments in affiliates	9	(6,158)	—	—

Total other comprehensive (loss)/income		$(6,724)	$(26,458)	$17,468

Total comprehensive income		168,838	14,859	162,737
Comprehensive (income)/loss attributable to noncontrolling interest		$(77)	$(506)	$488

Total comprehensive income attributable to Navios Holdings common stockholders		$168,761	$14,353	$163,225

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
OPERATING ACTIVITIES:
Net income		$175,562	$41,332	$145,269
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	7, 8	108,206	107,395	101,793
Amortization and write-off of deferred financing costs		6,309	5,580	11,752
Amortization of deferred drydock and special survey costs		7,289	5,364	3,306
Provision for losses on accounts receivable	5	17,136	239	4,660
Unrealized loss/(gain) on FFA derivatives	12	124	(289)	19,903
Unrealized gain on warrants	12	—	—	(5,888)
Unrealized gain on interest rate swaps	12	—	—	(1,133)
Share based compensation and consultancy fees	13	4,712	4,252	8,095
Gain on sale of assets	19, 16	(323)	(38,822)	(55,432)
Gain on repurchase of convertible bond		—	—	(3,799)
Loss on bond extinguishment	11	—	5,573	—
Loss/(gain) on change in control	3	—	35,325	(17,742)
Income tax expense/(benefit)	2, 22	312	(56)	414
Equity in affiliates, net of dividends received	9, 16	(2,317)	6,909	307
Changes in operating assets and liabilities:
Decrease in restricted cash		1,317	13,043	3,855
(Increase)/decrease in accounts receivable		(1,434)	(32,594)	3,465
Increase in inventories		(9,820)	(2,311)	(5,708)
Decrease/(increase) in prepaid expenses and other assets		18,384	(4,375)	8,478
Increase in due from affiliate companies	16	(59,134)	(50,786)	(630)
Increase/(decrease) in accounts payable		6,701	1,333	(11,445)
Increase/(decrease) in accrued expenses		9,483	18,539	(1,927)
(Decrease)/increase in deferred income		(13,340)	10,168	(2,104)
Decrease in other long term liabilities		(20,739)	(6,742)	(15,123)
(Decrease)/increase in derivative assets and liabilities	12	(121)	335	7,612
Payments for dry dock and special survey costs		(14,461)	(12,769)	(9,337)

Net cash provided by operating activities		$233,846	$106,643	$188,641

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		33	—	—
Deconsolidation of Navios Acquisition		—	(72,425)	—
Acquisition of subsidiary, net of cash acquired	3	—	—	(98,913)
Proceeds from sale of assets	19	67,500	120,000	484,082
Decrease in restricted cash	11	—	778	67,659
Receipts from investment in finance lease		—	—	180
Loan repayment from affiliate company	16	10,000	6,000	—
Loan proceeds to affiliate company	16	(11,120)	(33,609)	—
Deposits for vessel acquisitions	7	—	(66,769)	(343,243)
Acquisition of General Partner units		(1,472)	(2,052)	(6,151)
Acquisition of vessels	7	(38,357)	(56,059)	(222,773)
Purchase of property, equipment and other fixed assets	7	(19,333)	(71,128)	(16,761)

Net cash provided by/(used in) investing activities		$7,251	$(175,264)	$(135,920)

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
FINANCING ACTIVITIES:
Proceeds from long-term loans	11	$52,230	$86,379	$466,634
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	11	84,965	534,188	400,000
Repayment of long-term debt and payment of principal	11	(236,178)	(248,487)	(804,397)
Repayment of senior notes	11	—	(300,000)	—
Payments of obligations under capital leases		(1,519)	(1,040)	—
Proceeds from warrant exercise		—	—	(2,060)
Debt issuance costs		(1,858)	(2,767)	(23,458)
(Increase)/decrease in restricted cash		(19,623)	(284)	17,662
Acquisition of noncontrolling interest		—	(8,638)	—
Dividends to noncontrolling shareholders		—	—	(470)
Repurchase of preferred stock	17	—	—	(49,016)
Preferred shares issuance costs		—	—	(1,819)
Repurchase of convertible bond	11	—	—	(29,100)
Issuance of common stock	17	93	415	415
Dividends paid		(32,435)	(27,238)	(27,037)
Proceeds from equity offering, net of fees	17	—	—	33,402
Acquisition of treasury stock	17	—	(221)	—

Net cash (used in)/provided by financing activities		(154,325)	32,307	(19,244)

Increase/(decrease) in cash and cash equivalents		86,772	(36,314)	33,477

Cash and cash equivalents, beginning of year		171,096	207,410	173,933

Cash and cash equivalents, end of year		$257,868	$171,096	$207,410

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$102,119	$78,151	$85,361
Cash paid for income taxes		$864	$834	$485
Non-cash investing and financing activities
Capitalized deferred financing costs into vessel cost		$135	$291	$590
Reclassification of investments in available for sale securities to investments in affiliates (Note 9)		$82,572	$—	$—
Reclassification of accumulated other comprehensive income to investments in affiliates (Note 9)		$6,158	$—	$—
Purchase of property and equipment		$(15,413)	$—	$—
Working capital acquired		$597	$—	$—
Revaluation of vessels due to restructuring of capital lease obligations		$4,590	$—	$—
Decrease in capital lease obligations due to restructuring		$(4,590)	$—	$—
Issuance of preferred stock in connection with the acquisition of vessels (Note 7 and 17)		$—	$—	$69,301
Dividends declared but not paid		$—	$6,149	$7,214
Shares released to the shareholders of Horamar (Note 3)		$—	$—	$10,869
Investments in available for sale securities (Note 24)		$810	$10,283	$35,297
Debt assumed in connection with acquisitions of businesses (Note 11)		$—	$—	$543,438
Capital lease obligations		$—	$—	$34,033
Consultancy fees		$—	$—	$5,619
Contribution from noncontrolling shareholders		$—	$—	$(2,237)

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity

Balance December 31, 2009	8,201	$—	100,874,199	$10	$533,729	$376,585	$15,156	$925,480	$135,270	$1,060,750
Net income	—	—	—	—	—	145,757	—	145,757	(488)	145,269
Total other comprehensive income	—	—	—	—	—	—	17,468	17,468	—	17,468
Consolidation of Navios Acquisition	—	—	—	—	—	—	—	—	65,157	65,157
Navios Acquisition consultancy fees	—	—	—	—	—	—	—	—	5,619	5,619
Navios Acquisition — equity issuance and warrant exercise (net of $3,364 of program related expenses) including reallocation adjustments	—	—	—	—	(23,945)	—	—	(23,945)	50,530	26,585
Navios Acquisition — equity consideration for VLCC acquisition (Note 3)	—	—	—	—	—	—	—	—	10,744	10,744
Navios Acquisition — dividends paid	—	—	—	—	—	—	—	—	(1,120)	(1,120)
Navios Logistics — release of escrow shares (Note 3)	—	—	—	—	—	—	—	—	10,869	10,869
Navios Logistics dividends to noncontrolling shareholders	—	—	—	—	—	—	—	—	(470)	(470)
Navios Logistics — reallocation of non-controlling interest (Note 23)	—	—	—	—	—	—	—	—	(19,501)	(19,501)

Navios Logistics — equity issuance	—	—	—	—	—	—	—	—	1,350	1,350
Repurchase of preferred stock (including expenses of $318) (Note 17)	(13,132)	—	—	—	(49,016)	—	—	(49,016)	—	(49,016)
Issuance of Preferred Stock (Note 17)	13,410	—	—	—	67,633	—	—	67,633	—	67,633
Stock-based compensation (Note 17)	—	—	689,567	—	2,864	—	—	2,864	—	2,864
Dividends declared/paid	—	—	—	—	—	(26,658)	—	(26,658)	—	(26,658)

Balance December 31, 2010	8,479	$—	101,563,766	$10	$531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543
Net income	—	—	—	—	—	40,811	—	40,811	506	41,317
Total other comprehensive loss	—	—	—	—	—	—	(26,458)	(26,458)	—	(26,458)
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Navios Logistics acquisition of noncontrolling interest (including transaction expenses) (Note 23)	—	—	—	—	6,925	—	—	6,925	(15,563)	(8,638)
Acquisition of treasury shares	—	—	(73,651)	—	(221)	—	—	(221)	—	(221)
Stock-based compensation (Note 17)	—	—	919,249	—	4,613	—	—	4,613	—	4,613
Dividends declared/paid	—	—		—	—	(26,147)	—	(26,147)	—	(26,147)

Balance December 31, 2011	8,479	$—	102,409,364	$10	$542,582	$510,348	$6,166	$1,059,106	$116,586	$1,175,692

Net income	—	—	—	—	—	175,485	—	175,485	77	175,562
Total other comprehensive loss	—	—	—	—	—	—	(6,724)	(6,724)	—	(6,724)
Stock-based compensation (Note 17)	—	—	846,045	—	4,795	—	—	4,795	—	4,795
Dividends declared/paid	—	—	—	—	—	(26,286)	—	(26,286)	—	(26,286)

Balance December 31, 2012	8,479	$—	103,255,409	$10	$547,377	$659,547	$(558)	$1,206,376	$116,663	$1,323,039

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

On August 25, 2005, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) was acquired by International Shipping Enterprises, Inc. (“ISE”) through the purchase of all of the outstanding shares of common stock of Navios Holdings. As a result of this acquisition, Navios Holdings became a wholly owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of Navios Holdings, ISE effected a reincorporation from the State of Delaware to the Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly owned subsidiary, whose name was and continues to be Navios Maritime Holdings Inc.

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, serving the storage and marine transportation needs of its customers through two port storage and transfer facilities, one for grain commodities and the other for refined petroleum products, and a diverse fleet consisting of vessels, barges and pushboats. Navios Holdings currently owns 63.8% of Navios Logistics.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

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

Investments in Affiliates: Affiliates are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of such shares qualifies as a sale of such shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate.

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2012 was 25.2%, which includes a 2% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2012 was 53.96%) and (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (ownership interest as of December 31, 2012 was 50%).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries included in the consolidation:

	Nature /	Effective Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011	2010
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/23 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/24 - 12/31
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hyperion Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 1/7
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	—	—	3/18 - 5/27
Amorgos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Andros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Antiparos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Nature /	Effective Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011	2010
Ikaria Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Kos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Mytilene Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Skiathos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Syros Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Skopelos Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	—	3/18 - 5/27
Sifnos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Ios Shipping Corporation	Vessel Owning Company	100%	Cayman Is.	—	—	3/18 - 5/27
Thera Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Crete Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Rhodes Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Tinos Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	3/18 - 5/27
Portorosa Marine Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Chilali Corp.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 3/17
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Surf Maritime Co.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 5/19
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Orbiter Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 5/18	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pandora Marine Inc.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 11/14
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 14/6	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Customized Development S.A.	Vessel Owning Company	100%	Liberia	—	—	1/1 - 11/14
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 5/18	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	2/16 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	5/19 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/12 - 12/31	—
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	5/16 - 12/31	—
Tulsi Shipmanagement Co.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	4/20 - 12/31	—
Cinthara Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	4/28 - 12/31	—
Rawlin Services Co.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	5/3 - 12/31	—
Mauve International S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	5/16 - 12/31	—
Mandora Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	10/17 - 12/31	—
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	2/23 - 12/31	—	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Nature /	Effective Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011	2010
Navios Maritime Acquisition Corporation and Subsidiaries (1) :
Navios Maritime Acquisition Corporation	Sub-Holding Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Aegean Sea Maritime Holdings Inc.	Sub-Holding Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Amorgos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Andros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Antiparos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Ikaria Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Kos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Mytilene Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Skiathos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Syros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Skopelos Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	—	1/1 - 3/30	5/28 - 12/31
Sifnos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Ios Shipping Corporation	Vessel Owning Company	53.7%	Cayman Is.	—	1/1 - 3/30	5/28 - 12/31
Thera Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Shinyo Dream Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Kannika Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Kieran Limited	Vessel Owning Company	53.7%	British Virgin Is.	—	1/1 - 3/30	9/10 - 12/31
Shinyo Loyalty Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Navigator Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Ocean Limited	Vessel Owning Company	53.7%	Hong Kong	—	1/1 - 3/30	9/10 - 12/31
Shinyo Saowalak Limited	Vessel Owning Company	53.7%	British Virgin Is.	—	1/1 - 3/30	9/10 - 12/31
Crete Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Rhodes Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Tinos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	5/28 - 12/31
Folegandros Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	10/26 - 12/31
Navios Acquisition Finance (US) Inc.	Operating Company	53.7%	Delaware	—	1/1 - 3/30	10/05 - 12/31
Serifos Shipping Corporation	Vessel Owning Company	53.7%	Marshall Is.	—	1/1 - 3/30	10/26 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Nature /	Effective Ownership	Country of	Statement of operations
Company Name	Vessel Name	Interest	Incorporation	2012	2011	2010
Navios South American Logistics and Subsidiaries:
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corporacion Navios S.A.	Operating Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nauticler S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Compania Naviera Horamar S.A.	Vessel Operating Management Company	63.8%	Argentina	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Compania de Transporte Fluvial International S.A.	Sub-Holding Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ponte Rio S.A.	Operating Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thalassa Energy S.A. (2)	Barge Owning Company	39.9%	Argentina	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
HS Tankers Inc. (2)	Tanker Owning Company	32.5%	Panama	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
HS Navigation Inc. (2)	Tanker Owning Company	32.5%	Panama	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
HS Shipping Ltd. Inc. (2)	Tanker Owning Company	39.9%	Panama	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
HS South Inc. (2)	Tanker Owning Company	39.9%	Panama	—	1/1 - 7/24	1/1 - 12/31
		63.8%		1/1 - 12/31	7/25 - 12/31	—
Petrovia Internacional S.A.	Land-Owning Company	63.8%	Uruguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercopar S.A.C.I.	Operating/Barge Owning Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navegacion Guarani S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hidrovia OSR S.A.	Oil Spill Response & Salvage Services/ Tanker Owning Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercofluvial S.A.	Operating Barge and Pushboat Owning Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Petrolera San Antonio S.A.	Port Facility Operating Company	63.8%	Paraguay	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Stability Oceanways S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hidronave South American Logistics S.A.	Pushboat Owning Company	32.5%	Brazil	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navarra Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/1 - 12/31
Pelayo Shipping Corporation	Tanker-Owning Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/1 - 12/31
Varena Maritime Services S.A.	Barge and Pushboat Owning Operating Company	63.8%	Panama	1/1 - 12/31	4/14 - 12/31	—
Navios Logistics Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/16 - 12/31	—
Merco Parana S.A.	Barge Owning Company	63.8%	Argentina	7/1 - 12/31	—	—

(1)	On March 30, 2011, immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controlled a majority of the voting power of Navios Acquisition. As a result, from March 30, 2011, Navios Acquisition has not been consolidated and has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition (see also Note 3).
(2)	On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A.

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

(e) Restricted Cash: As of December 31, 2012 and 2011, restricted cash included $10,914 and $4,059, respectively, which related to amounts held in retention account in order to service debt and interest payments and $13,200 and $1,500, respectively, which related to additional security, as required by certain of Navios Holdings’ credit facilities.

In addition, as of December 31, 2012 and 2011, the restricted balance with NOS ASA, a Norwegian clearing house, was $0 and $250, respectively. Also included in restricted cash as of December 31, 2012 and 2011 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 and $590, respectively.

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

(g) Inventories: Inventories, which are comprised of lubricants and stock provisions on board the vessels, as well as petroleum products held by Navios Logistics, are valued at the lower of cost or market value as determined on the first-in, first-out basis.

(h) Vessel, Port Terminal. Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

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

        Management estimates the residual values of the Company’s vessels based on a scrap value of $285 per lightweight ton, as the Company believes this level is reasonable and common in the shipping industry. Management estimates the useful life of its vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i) Deposits for Vessel Acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels and other long-lived fixed assets. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2012, 2011 and 2010 amounted to $1,453, $4,303 and $11,295, respectively.

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel, and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 3.0% after 2014 and a utilization rate of 98.3% based on the fleet’s historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2012, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

(l) Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for vessels, every 60 months for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the Classification Societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written-off to income in the year the vessel, barge or push boat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2012, 2011 and 2010, the amortization was $7,289, $5,364, and $3,306, respectively.

(m) Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write offs for each of the years ended December 31, 2012, 2011 and 2010 were $6,309, $5,580 and $11,752, respectively.

(n) Goodwill and Other Intangibles

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

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

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years.

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method over 20 years.

Other intangibles that are being amortized, such as customer relationships and port terminal operating rights, would be considered impaired if their carrying value could not be recovered from the future undiscounted cash flows associated with the asset.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of comprehensive income in the Depreciation and Amortization line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2012, there was no impairment of intangible assets.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel (Note 8) and if not exercised, the intangible will be written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it will be written-off to the statements of income.

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms (*)	6.6
Unfavorable lease terms (**)	4.7
Port terminal operating rights	30.0
Customer relationships	20.0

(*)	The intangible asset associated with the favorable lease terms includes an amount of $21,782 related to purchase options for the vessels. As of December 31, 2012 and 2011, $0 and $90, respectively, had been transferred to the acquisition cost of vessels. As of December 31, 2012 and 2011, $9,207 and $0, respectively, was written off since the purchase option was not exercised.
(**)	The intangible liability associated with the unfavorable lease terms includes an amount of $9,405 related to purchase options held by third parties. As of December 31, 2012 and 2011, no purchase options held by third parties have been exercised. As of December 31, 2012 and 2011, $6,485 and $0, respectively, was written off since the purchase option was not exercised.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(o) Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Reales and Guaranies whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiary transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statement of comprehensive income. The foreign currency exchange losses recognized in the consolidated statement of comprehensive income for each of the years ended December 31, 2012, 2011 and 2010, were $217, $383 and $20, respectively.

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

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. As of December 31, 2012 and 2011, the balance for provision for loss making voyages in progress was $4,974 and $1,652, respectively.

(q) Segment Reporting: Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company currently has two reportable segments: the Drybulk Vessel Operations segment and the Logistics Business segment. Previously, the Company had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The Drybulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. Following the acquisition of Horamar and the formation of Navios Logistics, the Company has renamed its Port Terminal Segment as the Logistics Business Segment, and this segment includes the activities of Horamar, which provides similar products and services in the region as Navios Holdings’ legacy port facility. The Tanker Vessel Operations segment consisted of the transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels.

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

Recovery of lost revenue under credit default insurance for charterers is accounted for as gain contingency and is recognized when all contingencies are resolved. The amount of recovery of lost revenue is recorded within the caption “Revenue” and any amount recovered in excess of the lost revenue is recorded within the caption “Other income”.

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

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter, voyage and logistics business expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses.

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

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under FASB guidance on employer’s accounting for pension. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $686 and $603 at December 31, 2012 and 2011, respectively.

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

Stock-Based Compensation: In December 2012, 2011 and 2010, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock restricted stock units and stock options are based on service conditions only and vest over three years. In December 2012, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest on April 30, 2014 upon achievement of certain internal performance criteria and set targets.

The fair value of stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Accounting for Derivative Financial Instruments and Hedging Activities:

The Company may enter into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts.

The Company also trades drybulk shipping FFAs which are cleared through LCH, the London clearing house. LCH calls for both base and margin collateral, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH.

At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH is determined from the LCH valuations accordingly.

The Company records all of its derivative financial instruments and hedges as economic hedges.

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

(u) Earnings Per Share: Basic earnings per share are computed by dividing net income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (convertible preferred stock, stock options and warrants) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. For the year ended December 31, 2011, preferred stock dividends of subsidiaries and preferred stock dividends attributable to the noncontrolling interest were included in the calculation of net income attributable to Navios Holdings common stockholders. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period. Convertibles shares are included in the calculation of the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period.

(v) Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2012, 2011 and 2010 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.

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

On November 15, 2012, the Company agreed to provide Navios Partners with guarantees against counterparty default on certain existing charters (see also Notes 16 and 25).

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

For charters classified as operating leases where Navios Holdings is regarded as the lessor, refer to Note 2(r) “Revenue and Expense Recognition”.

For charters classified as operating leases where Navios Holdings is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense in included under the line “Time charter, voyage and logistics business expenses”.

(z) Accounting for the Acquisition of Horamar: The Company accounted for the acquisition of Horamar Group as a partial sale of CNSA to the noncontrolling shareholders of Navios Logistics, and a partial acquisition of Horamar. Horamar’s assets and liabilities were revalued to 100% of their respective fair values, and CNSA’s assets and liabilities were recorded at carryover basis, reflecting the common control nature of the transaction. The contingent consideration for the transaction, which was held in escrow, was fully settled in June 2010.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(ac) Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) are recorded at fair market value on issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.

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

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition and Navios Partners for OTTI on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) the financial condition and near-term prospects of Navios Partners and Navios Acquisition, and (3) the intent and ability of the Company to retain its investment in Navios Acquisition and Navios Partners for a period of time sufficient to allow for any anticipated recovery in fair value.

(ae) Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level I measurements) and the lowest priority to unobservable inputs (level III measurements). The three levels of the fair value hierarchy under guidance on Fair Value Measurements are described below:

Basis of Fair Value Measurement

Level I: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level II: Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level III: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In determining the appropriate levels, the Company performs a detailed analysis of the assets and liabilities that are subject to guidance on Fair Value Measurements.

(af) Recent Accounting Pronouncements:

Fair Value Disclosures

In January 2010, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels I and II of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level III reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level II or Level III. Navios Holdings adopted the new guidance in the first quarter of fiscal year 2010, except for the disclosures related to purchases, sales, issuance and settlements within Level III, which was effective for Navios Holdings beginning in the first quarter of fiscal year 2012. The adoption of the new standard did not have a significant impact on Navios Holdings’ consolidated financial statements.

Goodwill Impairment Guidance

In September 2011, the FASB issued an update to simplify how public entities test goodwill for impairment. The amendments in the update permit an entity to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount on a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted including for annual and interim impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. The amendment was adopted by Navios Holdings in the first quarter of 2012. The adoption of the new amendments did not have a significant impact on Navios Holdings’ consolidated financial statements.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued amended standards requiring additional disclosures for other comprehensive income. The amended standards require an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period. The amendments apply to all entities that issue financial statements that are presented in conformity with U.S. GAAP and that report items of other comprehensive income. Public companies are required to comply with these amendments for all reporting periods presented, including interim periods. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. Early adoption is permitted. Navios Holdings has not yet adopted the new amendments. The adoption of the new standard is not expected to have a significant impact on Navios Holdings’ consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: ACQUISITIONS/DECONSOLIDATION

Obtaining control over Navios Acquisition

On May 28, 2010, certain shareholders of Navios Acquisition redeemed their shares upon de-“SPAC”-ing, and Navios Holding’s ownership of Navios Acquisition increased to 57.3%. At that point, Navios Holdings obtained control over Navios Acquisition and, consequently, concluded that a business combination had occurred and consolidated Navios Acquisition from that date onwards until March 30, 2011(see below).

In connection with the business combination, the Company (i) re-measured its previously-held equity interests in Navios Acquisition to fair value and recognized the difference between fair value and the carrying value as a gain amounting to $17,742 (see also Note 12) , (ii) recognized 100% of the identifiable assets and liabilities of Navios Acquisition at their fair values with total net assets amounting to $142,645, (iii) recognized a 42.7% noncontrolling interest at fair value, and (iv) recognized goodwill of $13,143 for the excess of the fair value of the noncontrolling interest and its previously-held equity interests in Navios Acquisition over the fair value of the identifiable assets and liabilities of Navios Acquisition. The fair value of the Company’s previously-held investment in the common stock of Navios Acquisition, as well as the fair value of the noncontrolling interest as of May 28, 2010, were both calculated based on the closing price of Navios Acquisition’s common stock on that date. The fair value of the noncontrolling interest and of the Company’s investment in Navios Acquisition as of May 28, 2010 amounted to $60,556 and $95,232, respectively. The difference between the Company’s legal ownership percentage of 57.3% (based on common stock outstanding) and the percentage derived by dividing the $95,232 allocated to the Company’s investment in Navios Acquisition and the total value ascribed to Navios Acquisition’s net assets (including goodwill) of $155,788 is a result of treating the Company’s investment in Navios Acquisition’s warrants as a previously-held equity interest for purposes of calculating goodwill in accordance with ASC 805. Goodwill of $13,143 arising from the transaction was not tax deductible and was allocated to the Company’s Tanker Vessel Operations.

VLCC Acquisition

On September 10, 2010, Navios Acquisition consummated the acquisition of seven very large crude carrier tankers (“VLCC”), referred to herein as the

VLCC Acquisition, for $134,270 of cash and the issuance of 1,894,918 shares. A portion of the shares was deposited into one year escrow to provide for indemnity and other claims. On November 4, 2011, 217,159 shares were returned to Navios Acquisition in settlement of representations and warranties attributable to the prior sellers and the remaining deposited shares were released to the sellers. The VLCC Acquisition was treated as a business combination. The total equity consideration adjusted for the release of escrow shares amounted to $9,513. The fair value of the net assets acquired amounted to $142,204. As a result, goodwill of $1,579 was recognized. Goodwill arising from the transaction is not tax deductible and has been allocated to the Company’s Tanker Vessel operations. Transaction costs amounted to $8,019 and were fully expensed. Transaction costs included $5,619, which was the fair value of 3,000 preferred shares issued to a third party as compensation for consulting services.

Deconsolidation of Navios Acquisition

On March 30, 2011, Navios Holdings completed the Navios Acquisition Share Exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock it held for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings. The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controlled a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

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

As of December 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

Navios Logistics – Release of Escrow Shares

During 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. In June 2010, $2,500 in cash and 504 shares in escrow were released upon the achievement of the EBITDA target thresholds. The 504 remaining shares held in escrow and released in June 2010 were valued at a new fair value of $10,869. The noncontrolling interest was adjusted for the percentage change in ownership by Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2012	December 31, 2011
Cash on hand and at banks	$61,283	$70,767
Short-term deposits and highly liquid funds	196,585	100,329

Total cash and cash equivalents	$257,868	$171,096

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of December 31, 2012, Navios Holdings held time deposits of $196,585 with a duration of less than three months. As of December 31, 2011, Navios Holdings held time deposits of $98,861 and money market funds of $1,468 with a duration of less than three months.

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

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2012	December 31, 2011
Accounts receivable	$111,657	$110,260
Less: provision for doubtful receivables	(25,936)	(8,874)

Accounts receivables, net	$85,721	$101,386

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2010	$(10,580)	$(4,660)	$6,605	$(8,635)
Year ended December 31, 2011	$(8,635)	$(239)	$—	$(8,874)
Year ended December 31, 2012	$(8,874)	$(17,136)	$74	$(25,936)

Concentration of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the years ended December 31, 2012, 2011 and 2010, none of the customers accounted for more than 10% of the Company’s revenue.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2012	December 31, 2011
Prepaid voyage costs	$6,414	$6,950
Claim receivables	3,953	7,525
Advances to agents	669	57
Short-term derivative assets	1,275	1,279
Prepaid taxes	2,978	2,361
Other	4,593	2,782

Total prepaid expenses and other current assets	$19,882	$20,954

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 7: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$1,390,720	$(80,976)	$1,309,744
Additions	544,234	(54,581)	489,653
Disposals	(386,571)	8,475	(378,096)

Balance December 31, 2010	1,548,383	(127,082)	1,421,301
Additions	133,874	(63,203)	70,671
Disposals	(81,454)	4,707	(76,747)

Balance December 31, 2011	1,600,803	(185,578)	1,415,225
Additions	102,306	(63,737)	38,569
Disposals	(71,209)	4,141	(67,068)

Balance December 31, 2012	$1,631,900	$(245,174)	$1,386,726

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$60,129	$(6,560)	$53,569
Additions	5,129	(2,471)	2,658

Balance December 31, 2010	65,258	(9,031)	56,227
Additions	9,230	(2,538)	6,692
Disposals	(152)	103	(49)

Balance December 31, 2011	74,336	(11,466)	62,870
Additions	11,904	(2,785)	9,119

Balance December 31, 2012	$86,240	$(14,251)	$71,989

Tanker vessels, barges and push boats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$238,451	$(28,798)	$209,653
Additions	40,453	(13,886)	26,567
Disposals	(67)	47	(20)

Balance December 31, 2010	278,837	(42,637)	236,200
Additions	62,153	(15,378)	46,775

Balance December 31, 2011	340,990	(58,015)	282,975
Additions	20,008	(19,383)	625
Restructure of capital lease	(4,590)	—	(4,590)

Balance December 31, 2012	$356,408	$(77,398)	$279,010

Tanker vessels (Navios Acquisition)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$—	$—	$—
Vessels delivered from initial acquisition	119,251	(2,024)	117,227
VLCC Acquisition	419,500	(7,068)	412,432

Balance December 31, 2010	$538,751	$(9,092)	$529,659
Additions	31,774	(7,198)	24,576
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance December 31, 2011	$—	$—	$—

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$6,540	$(1,765)	$4,775
Additions	2,389	(822)	1,567
Disposals	(162)	110	(52)

Balance December 31, 2010	8,767	(2,477)	6,290
Additions	1,331	(745)	586

Balance December 31, 2011	10,098	(3,222)	6,876
Additions	2,832	(903)	1,929
Disposals	(37)	—	(37)

Balance December 31, 2012	$12,893	$(4,125)	$8,768

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2009	$1,695,840	$(118,099)	$1,577,741
Additions	1,130,956	(80,852)	1,050,104
Disposals	(386,800)	8,632	(378,168)

Balance December 31, 2010	2,439,996	(190,319)	2,249,677
Additions	238,362	(89,062)	149,300
Disposals	(81,606)	4,810	(76,796)
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance December 31, 2011	2,026,227	(258,281)	1,767,946
Additions	137,050	(86,808)	50,242
Disposals	(71,246)	4,141	(67,105)
Restructure of capital lease	(4,590)	—	(4,590)

Balance December 31, 2012	$2,087,441	$(340,948)	$1,746,493

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Sale of Vessels

On January 8, 2010, Navios Holdings sold the Navios Hyperion, a 2004-built Panamax vessel, to Navios Partners for a cash consideration of $63,000 (see Notes 16 and 19).

On March 18, 2010, Navios Holdings sold the Navios Aurora II, a 2009-built Capesize vessel, to Navios Partners for a consideration of $110,000. Out of the $110,000 purchase price, $90,000 was paid in cash and the remaining amount was paid through the receipt of 1,174,219 common units of Navios Partners. (see Notes 9, 16 and 19).

On May 21, 2010, Navios Holdings sold the Navios Pollux, a 2009-built Capesize vessel, to Navios Partners for a cash consideration of $110,000 (see Note 16 and 19).

On November 15, 2010, Navios Holdings sold to Navios Partners the vessels Navios Melodia and Navios Fulvia, two 2010-built Capesize vessels, for a total consideration of $176,971, of which $162,000 was paid in cash and the remaining with 788,370 common units of Navios Partners (see Note 9, 16 and 19).

On May 19, 2011, Navios Holdings sold the Navios Luz, a 2010-built Capesize vessel, and the Navios Orbiter, a 2004-built Panamax vessel, to Navios Partners for a total consideration of $130,000, of which $120,000 was paid in cash and $10,000 was paid through the receipt of 507,916 newly issued common units of Navios Partners (see Note 9, 16 and 19).

On June 15, 2012, Navios Holdings sold the Navios Buena Ventura, a 2010-built Capesize vessel to Navios Partners for a cash consideration of $67,500 (see Note 16 and 19).

Vessel Acquisitions

On January 2010, the Navios Antares, a 2010-built, 169,059 deadweight ton (“dwt”), was delivered to Navios Holdings. The vessel’s acquisition price was $115,747, of which $30,847 was paid in cash, $10,000 was paid in shares of common stock, $64,350 was financed through a loan and the remaining amount was funded through the issuance of 1,780 shares of preferred stock (see also Note 17).

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

On September 20, 2010, the Navios Melodia, a 2010-built, 179,132 dwt, Capesize vessel, was delivered to Navios Holdings for an acquisition price of approximately $69,065, of which $19,657 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock (see Note 17).

On October 1, 2010, the Navios Fulvia, a 2010-built, 179,263 dwt Capesize vessel, was delivered to Navios Holdings. The vessel’s purchase price was approximately $67,511, of which $14,254 was paid in cash, $36,987 was financed through a loan and the remaining amount was funded through the issuance of 3,740 shares of preferred stock in 2009 and 2010 (see Note 17).

On October 29, 2010, the Navios Buena Ventura, a new 2010-built, 179,132 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet for an acquisition price $71,209, of which $19,089 was paid in cash, $39,000 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock (see Note 17). Following the delivery of the Navios Buena Ventura, $39,000 (see Note 11), which was kept in a pledged account in Dekabank, was released to finance the delivery of this vessel as collateral.

On November 17, 2010, the Navios Luz, a new 2010-built, 179,144 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $54,501, of which $563 was paid in cash, $37,500 was financed through a loan and the remaining amount was funded through the issuance of 3,551 shares of preferred stock in 2009 and 2010 (see Note 17).

On December 3, 2010, the Navios Etoile, a new 2010-built, 179,234 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet. The vessel’s acquisition price was $66,163, of which $22,781 was paid in cash, $37,500 was financed through a loan and the remaining amount was funded through the issuance of 1,238 shares of preferred stock in 2009 and 2010 (see Note 17).

On December 17, 2010, the Navios Bonheur, a new 2010-built, 179,259 dwt Capesize vessel, was delivered from a South Korean shipyard to Navios Holdings’ owned fleet, for an acquisition price $68,883, of which $691 was paid in cash, $56,790 was financed through a loan and the remaining amount was funded through the issuance of 2,500 shares of preferred stock (see Note 17).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a new, 2010-built 179,165 dwt Capesize vessel, from a South Korean shipyard for an acquisition price of $55,427, of which $15,427 was paid in cash and the remaining amount of $40,000 was funded through a loan (see Note 11).

On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a new, 2011-built 179,169 dwt Capesize vessel from a South Korean shipyard for a purchase price of approximately $55,672, of which $14,021 was paid in cash, $40,000 was financed through a loan and the remaining amount was funded through the issuance of 300 shares of preferred stock issued in 2010 (see Notes 11 and 17).

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

On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 2011-built 34,690 dwt Handysize vessel and former long-term chartered-in vessel in operation, for an acquisition price of $26,117, of which $26,000 was funded through a loan and the remaining amount was paid from existing cash.

On March 30, 2012, Navios Holdings took delivery of the Navios Centaurus, a new, 2012-built 81,472 dwt bulk carrier vessel from a South Korean shipyard for an acquisition price of $37,095, of which $15,645 was paid from existing cash and $21,450 was financed through a loan.

On May 14, 2012, Navios Holdings took delivery of the Navios Avior, a new, 2012-built 81,355 dwt bulk carrier vessel, from a South Korean shipyard for a purchase price of $39,094, of which $18,210 was paid from existing cash and $20,884 was financed through a loan.

Navios Logistics

In June 2010, Navios Logistics entered into long-term bareboat agreements for two product tankers, the Stavroula and the San San H (formerly known as the Jiujiang). Both tankers are chartered-in for a two-year period, and Navios Logistics has the obligation to purchase the vessels immediately upon the expiration of their respective charter periods. On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its bareboat agreements by extending their durations until June 2016 and amending the purchase price obligation to $9,850 and $9,800, respectively, at the end of the lease period, as extended. As of December 31, 2012, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2012 for both vessels were $1,519.

During the first quarter of 2010, Navios Logistics began the construction of a grain drying and conditioning facility at its dry port facility in Nueva Palmira, Uruguay. The facility, which has been operational since May 16, 2011, has been financed entirely with funds provided by Navios Logistics’ dry port operations with a total cost of $3,891. During 2011, Navios Logistics used a portion of the proceeds from the Logistics Senior Notes (as defined in Note 11) to pay $10,819 for the acquisition of two pushboats named William Hank and Lonny Fugate and another $6,360 for the acquisition of a pushboat named WW Dyer. Additionally, Navios Logistics used a portion of such proceeds to pay $19,836 for the acquisition of 66 dry barges, $17,635 relating to transportation and other related costs associated with the acquired pushboats and barges, and $4,304 for the acquisition of a floating drydock facility.

During the third and fourth quarter of 2010, Navios Logistics acquired two 29 acre parcels of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks. In September 2011, Navios Logistics acquired an additional parcel of land of approximately 23 acres as part of this project.

As of April 2012, the construction of the new silo at Navios Logistics’ dry port facility in Nueva Palmira, Uruguay was completed. Navios Logistics paid $9,736 for the construction of the silo. During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which is expected to be completed in the third quarter of 2013. As of December 31, 2012, Navios Logistics had paid $7,548 for the construction of the new conveyor belt.

In Navios Logistics’ liquid port in Paraguay, 3,000, 5,000 and 2,100 cubic meters of capacity were added in December 2011, August 2012 and October 2012, respectively, reaching a total capacity of 45,660 cubic meters. As of December 31, 2012, Navios Logistics had paid $891 ($597 of which paid in 2011) for the construction of all three tanks.

        During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. The first tank barge was delivered in October 2012 and the second tank barge in December 2012 with a cost of $1,900 per tank barge. The third tank barge was delivered in April 2013 and the remaining tank barge is expected to be delivered in June 2013. As of December 31, 2012, Navios Logistics had paid $780 for the construction of both remaining tank barges.

During the second half of 2012, Navios Logistics acquired one push boat and three liquid barges that were previously chartered-in by Navios Logistics from Holdux Maritima Leasing Corp., a company owned by members of the family of the noncontrolling shareholders of Navios Logistics. The total consideration for the acquisition was $13,443, to be paid in one initial payment and seven semiannual installments with the final installment payable on June 30, 2016. As of December 31, 2012, Navios Logistics had paid $630 and the remaining balance under the agreement was $12,813. The current portion of the balance is included in “Accounts payable” and the noncurrent is included in “Other long term liabilities”.

During the second half of 2012, Navios Logistics acquired 100% of the outstanding common stock of Merco Parana S.A., which is the owner of three liquid barges that were previously chartered-in by Navios Logistics. Merco Parana S.A. is a company previously owned by the noncontrolling shareholders of Navios Logistics. The total consideration for the acquisition was $2,493 to be paid in installments with the final installment payable on March 29, 2013. As of December 31, 2012, Navios Logistics had paid $1,980 and the remaining balance under the agreement was $513. The current portion of the balance is included in “Accounts payable” and the noncurrent is included in “Other long term liabilities”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2012

	Acquisition Cost	Accumulated Amortization	Transfer to vessel cost/ Write off	Net Book Value December 31, 2012
Trade name	$100,420	$(25,885)	$—	$74,535
Port terminal operating rights	34,060	(6,462)	—	27,598
Customer relationships	35,490	(8,872)	—	26,618
Favorable lease terms (**)(****)	220,042	(130,528)	(9,207)	80,307

Total Intangible assets	390,012	(171,747)	(9,207)	209,058

Unfavorable lease terms (***)	(127,513)	89,022	6,485	(32,006)

Total	$262,499	$(82,725)	$(2,722)	$177,052

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2011

	Acquisition Cost	Accumulated Amortization	Transfer to vessel cost/ Write off	Net Book Value December 31, 2011
Trade name	$100,420	$(22,025)	$—	$78,395
Port terminal operating rights	34,060	(5,533)	—	28,527
Customer relationships	35,490	(7,098)	—	28,392
Favorable lease terms (*)(**)	237,644	(128,172)	(1,513)	107,959

Total Intangible assets	407,614	(162,828)	(1,513)	243,273

Unfavorable lease terms (***)	(127,513)	82,688	—	(44,825)

Total	$280,101	$(80,140)	$(1,513)	$198,448

(*)	On February 21, 2011, the Navios Astra, a 53,468 dwt Ultra-Handymax vessel, a former long-term chartered-in vessel in operation, was delivered to Navios Holdings’ owned fleet. The unamortized amount of favorable leases of $1,513 for the Navios Astra was included as an adjustment to the carrying value of the vessels.
(**)	As of December 31, 2012, the intangible asset associated with the favorable lease terms includes an amount of $21,782 related to purchase options for the vessels (see Note 2(n). As of December 31, 2012 and 2011, $0 and $90, respectively, had been transferred to the acquisition cost of vessels. As of December 31, 2012 and 2011, $9,207 and $0, respectively, was written off since the purchase option was not exercised.
(***)	As of December 31, 2012, the intangible liability associated with the unfavorable lease terms includes an amount of $9,405 related to purchase options held by third parties (see Note 2(n)). As of December 31, 2012 and 2011, no purchase options held by third parties have been exercised. As of December 31, 2012 and 2011, $6,485 and $0, respectively, was written off since the purchase option was not exercised.
(****)	During the year ended December 31, 2012, acquisition costs and accumulated amortization of $14,470 of fully amortized favorable lease terms was written off.

	Amortization Expense and Write Offs Year Ended December 31, 2012	Amortization Expense and Write Offs Year Ended December 31, 2011	Amortization Expense and Write Offs Year Ended December 31, 2010
Trade name	$(3,860)	$(3,853)	$(3,852)
Port terminal operating rights	(930)	(927)	(927)
Customer relationships	(1,775)	(1,775)	(1,774)
Favorable lease terms	(27,652)	(18,388)	(21,488)
Unfavorable lease terms	12,819	6,610	8,147

Total	$(21,398)	$(18,333)	$(19,894)

The remaining aggregate amortization of acquired intangibles (for the Company) will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$3,853	$3,853	$3,853	$3,860	$3,853	$55,263	$74,535
Favorable lease terms	12,876	12,539	11,398	11,324	7,022	3,366	58,525
Unfavorable lease terms	(4,933)	(4,933)	(3,545)	(2,183)	(1,273)	(5,734)	(22,601)
Port terminal operating rights	930	930	930	930	930	22,948	27,598
Customer relationships	1,775	1,775	1,775	1,775	1,775	17,743	26,618

Total	$14,501	$14,164	$14,411	$15,706	$12,307	$93,586	$164,675

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

On January 1, 2012, all of the outstanding subordinated units converted into 7,621,843 common units of Navios Partners (excluding the Series A Subordinated Units, which are a separate class of subordinated units) (“the Conversion”). The Company concluded that the Conversion resulted in a change in the form of its investment in Navios Partners that was a reconsideration event pursuant to ASC 323-10-15-16a. In connection with that reconsideration, the Company concluded that the common units of Navios Partners, which prior to January 1, 2012 did not meet the definition of common stock or “in-substance common stock,” met the definition of “in-substance common stock” starting January 1, 2012. Although the common units continued to enjoy certain preferences by comparison to the Series A Subordinated Units, the Series A Subordinated Units constituted such a small portion of the capital structure of Navios Partners and, as such, the liquidation preference was not considered to be substantive under ASC 323-10-15-13a. In addition, at the time of the reconsideration, it was known that the Series A Subordinated Units would themselves automatically convert to common units of Navios Partners on June 29, 2012. Accordingly, the Company concluded that the risk and reward profile of the common units and Series A Subordinated Units were substantially the same in accordance with ASC 323-10-15-13b. As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities) is accounted for by the equity method from January 1, 2012. As a result, the carrying value of the available-for sale securities of $82,572 plus the amount reflected in other comprehensive losses of $6,158 (in each case, as of December 31, 2011) was reclassified to “Investments in Affiliates.”

On June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units which have the same distribution rights as all other common units holders.

In May 2012, Navios Partners completed its public offering. Following this offering Navios Holdings’ interest in Navios Partners decreased. The Company deemed that the issuance of shares qualified as a sale of shares by the equity method investee. As a result, a gain of $9,497 was recognized in “Equity in net earnings of affiliated companies”.

As of December 31, 2012, Navios Holdings holds a total of 14,223,763 common units, representing a 23.2% common interest in Navios Partners and the entire investment in Navios Partners is accounted for under the equity method.

As of December 31, 2012 and December 31, 2011, the carrying amount of the investment in Navios Partners accounted for under the equity method was $103,953 and $17,688, respectively. As of December 31, 2012 and December 31, 2011, the carrying amount of the investment in available-for-sale common units was $0 and $82,572, respectively.

As of December 31, 2012, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners is $51,528. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Dividends received during the year ended December 31, 2012 and 2011 were $27,916 and $25,640, respectively.

Acropolis Chartering and Shipping Inc.

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2012 and December 31, 2011, the carrying amount of the investment was $420 and $210, respectively. Dividends received for each of the years ended December 31, 2012 and 2011 were $140 and $602, respectively.

Navios Maritime Acquisition Corporation

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition since the preferred stock is considered to be in substance common stock for accounting purposes. As of December 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%. See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition. Navios Holdings calculates its share of the earnings (or losses) based on its 53.96% economic interest (taking into account stock as well as in-substance common stock) in Navios Acquisition.

As of December 31, 2012 and December 31, 2011, the carrying amount of the investment in Navios Acquisition accounted for under the equity method was $92,896 and $99,168, respectively.

As of December 31, 2012, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition is $17,450. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Dividends received for each of the years ended December 31, 2012 and 2011 were $5,202 and $5,202, respectively.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2012			December 31, 2011
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis
Current assets	$70,033	$71,795	$1,548	$63,558	$78,907	$706
Non-current assets	884,919	1,298,849	25	846,366	1,116,562	26
Current liabilities	60,276	67,828	235	56,705	77,729	231
Non-current liabilities	275,982	1,071,512	—	293,580	878,891	—

	Year December 31, 2012			Year December 31, 2011			Year December 31, 2010
Income Statement	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis	Navios Partners	Navios Acquisition	Acropolis
Revenue	$205,435	$151,097	$2,262	$186,935	$121,925	$2,686	$143,231	$—	$2,934
Net Income/(loss)	95,898	(3,284)	1,237	65,335	(3,378)	1,401	60,511	—	1,720

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: ACCRUED EXPENSE

Accrued expenses consist of the following:

	December 31, 2012	December 31, 2011
Payroll	$10,408	$9,353
Accrued interest	22,714	25,098
Accrued voyage expenses	16,709	11,347
Accrued running costs	6,515	4,637
Provision for losses on voyages in progress	4,974	1,652
Audit fees and related services	565	575
Accrued taxes	5,929	4,476
Professional fees	961	1,183
Other accrued expenses	6,906	5,549

Total accrued expenses	$75,681	$63,870

NOTE 11: BORROWINGS

Borrowings consist of the following:

Navios Holdings loans	December 31, 2012	December 31, 2011
Loan Facility HSH Nordbank and Commerzbank A.G.	$41,659	$43,773
Revolver Facility HSH Nordbank and Commerzbank A.G.	4,428	7,810
Commerzbank A.G.	71,706	104,626
Dekabank Deutsche Girozentrale	—	75,000
Loan Facility Emporiki Bank ($130,000)	30,308	43,948
Loan Facility Emporiki Bank ($75,000)	32,000	34,750
Loan Facility Emporiki Bank ($40,000)	32,700	38,500
Loan Facility Emporiki Bank ($23,000)	20,203	20,884
Loan Facility Emporiki Bank ($23,000)	20,750	10,170
Loan DNB NOR Bank ($40,000)	30,394	37,082
Loan DNB NOR Bank ($66,500)	—	52,900
Loan Facility DVB Bank SE ($42,000)	39,325	—
Loan facility Cyprus Popular Bank Public Co. Ltd Bank	—	17,908
Unsecured bond	—	20,000
Senior notes	350,000	350,000
Ship mortgage notes	488,000	400,000

Total Navios Holdings loans	$1,161,473	$1,257,351

Navios Logistics loans	December 31, 2012	December 31, 2011
Senior notes	$200,000	$200,000
Other long-term loans	598	668

Total Navios Logistics loans	$200,598	$200,668

Total loans	December 31, 2012	December 31, 2011
Total borrowings	$1,362,071	$1,458,019
Less: unamortized discount	(3,859)	(4,462)
Less: current portion	(33,095)	(70,093)

Total long-term borrowings	$1,325,117	$1,383,464

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings loans

In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $21,199 loss in the statement of income under “Loss on bond extinguishment”, which comprises a $5,573 loss relating to the accelerated amortization of unamortized deferred finance costs and a $15,626 loss relating to cash payments for transaction fees and expenses in connection with the 2014 Notes extinguishment.

Senior Notes: On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co Issuers”) issued $350,000 in senior notes due on February 15, 2019 at a fixed rate of 8.125%. The senior notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc, Navios Maritime Finance (US) Inc., Navios South American Logistics Inc. and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The 2019 Co-Issuers have the option to redeem the notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. At any time before February 15, 2014, the 2019 Co-Issuers may redeem up to 35% of the aggregate principal amount of the notes with the net proceeds of an equity offering at 108.125% of the principal amount of the notes, plus accrued and unpaid interest, if any, so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The senior notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2012.

Ship Mortgage Notes: In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the ship mortgage notes at par value. The exchange offer of the ship mortgage notes issued in July 2012 was completed on October 4, 2012.

The ship mortgage notes are senior obligations of the Mortgage Notes Co-Issuers and are secured by first priority ship mortgages on 17 vessels owned by certain subsidiary guarantors and other related collateral securities. The ship mortgage notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the Mortgage Notes Co-Issuers have the option to redeem the ship mortgage notes in whole or in part, at any time (1) before November 1, 2013, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after November 1, 2013, at a fixed price of 104.438%, which price declines ratably until it reaches par in 2015.

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

The Mortgage Notes Co-Issuers were in compliance with the covenants as of December 31, 2012.

Loan Facilities:

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2012, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280,000 term loan facility and a $120,000 reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

The loan facility bears interest at a margin ranging from 115 basis points to 175 basis points depending on the specified security value and requires compliance with financial covenants, including a specified security value maintenance compared to total debt percentage and minimum liquidity. It is an event of default under the revolving credit facility if such covenants are not complied with or if Angeliki Frangou, the Company’s Chairman and Chief Executive Officer, beneficially owns less than 20% of the issued stock.

As of December 31, 2012, the outstanding revolving credit facility is repayable in one quarterly installment of $846 and seven quarterly installments of $224 with a final balloon payment of $2,014 on the last payment date and the outstanding term loan facility is repayable in one quarterly installment of $529 and seven quarterly installments of $1,129 with a final balloon payment of $33,227 on the last payment date.

As of December 31, 2012, the full amount under the revolving facility had been drawn and the outstanding amount was $4,428. As of December 31, 2012, the outstanding amount under the term loan facility was $41,659.

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

The interest rate of the amended facility is based on a margin of 175 basis points. The facility is repayable in one installment of $5,139, followed by three semi-annual installments of $1,716 and ten semi-annual installments of $1,144 with a final balloon payment of $8,581 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $30,308.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75,000 to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. The outstanding amount of the loan as of December 31, 2012 is repayable in 16 semi-annual installments of $1,375 with a final payment of $10,000 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $32,000.

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. As of December 31, 2012, the outstanding amount under the loan facility was repayable in one installment of $5,382 and 16 semi-annual equal installments of $1,206 with a final balloon payment of $8,022 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $32,700.

In August 2011, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. The facility is repayable in 19 semi-annual equal installments of $681, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $20,203.

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2012, the outstanding amount under the loan facility was repayable in 19 semi-annual equal installments of $700 after the drawdown date, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $20,750.

In December 2012, the Emporiki facilities were transferred to Credit Agricole Corporate and Investment Bank.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. In June 2009, following an amendment of the above-mentioned agreement, one of the two tranches of the facility amounting to $66,500 was cancelled. The interest rate of the amended facility is based on a margin of 225 basis points. On July 10, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. The loan bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2012, the outstanding loan is repayable in 17 equal quarterly installments of $552, with a final balloon payment of $21,010 on the last payment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount under this facility was $30,394.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120,000 with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The interest rate of the facility was based on a margin of 190 basis points. On June 15, 2012, the Company sold the Navios Buena Ventura and fully repaid the outstanding balance associated with the vessel. On July 9, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

        Cyprus Popular Bank Public Co. Ltd. Facility: In March 2009, Navios Holdings entered into a loan facility with Cyprus Popular Bank Public Co. Ltd. of up to $110,000 to be used to finance the pre-delivery installments for the construction of newbuilding vessels and for general corporate purposes. As of September 7, 2010, the available amount of the loan facility was reduced to $30,000. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra. This loan bears interest at a rate of LIBOR plus 275 basis points. On April 20, 2012, the Company repaid the facility in full using the proceeds under the second tranche of the DVB Bank SE loan facility. As of December 31, 2012, the facility will be available until May 2013 and the available amount under the facility was $30,000.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. As of December 31, 2012, the third tranche of the facility is repayable in one quarterly installment of $257 and 25 quarterly installments of $882, with a final balloon payment of $13,815 on the last payment date; and the fourth tranche of the facility is repayable in one quarterly installment of $210 and 31 quarterly installments of $835, with a final balloon payment of $9,489 on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount was $71,706.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

DVB Bank SE Facility: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (a) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a handysize vessel; and (b) the second tranche is for an amount of up to $16,000 to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. As of December 31, 2012, Navios Holdings had drawn $26,000 under the first tranche and $14,950 under the second tranche. The first tranche is repayable in 29 quarterly installments of $362, with a final balloon payment of $14,400 on the last repayment date and the second tranche is repayable in 30 quarterly installments of $269, with a final balloon payment of $6,357 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2012, the outstanding amount was $39,325.

Unsecured Bond: In July 2009, Navios Holdings issued a $20,000 unsecured bond due in July 2012 as a partial payment for the acquisition price of a Capesize vessel. Interest accrued on the principal amount of the unsecured bond at the rate of 6% per annum. All accrued interest (which was not compounded) would have been first due and payable in July 2012, which was the maturity date. The outstanding amount was repaid in full on July 24, 2012 in accordance with its terms.

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity. It is an event of default under the credit facilities if such covenants are not complied with.

Navios Logistics loans

Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Logistics Senior Notes”). The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Hidronave South American Logistics S.A. and Navios Logistics Finance (US) Inc. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co- Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

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

Cyprus Popular Bank Public Co. Ltd. Facility

        On March 20, 2012, Cyprus Popular Bank Public Co. Ltd. and Nauticler S.A., a subsidiary of Navios Logistics, finalized the documentation of the $40,000 revolving credit facility for working and investment capital purposes. The loan bears interest at a rate based on a margin of 300 basis points and the obligations will be secured by mortgages on four tanker vessels or alternative security over other assets acceptable to the bank. The facility requires Navios Logistics to be in compliance with the covenants contained in the indenture governing the Logistics Senior Notes. The loan is initially repayable 12 months after drawdown with extension options available. As of December 31, 2012, the revolving credit facility was fully undrawn.

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

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2012, the outstanding loan balance was $598. The loan facility bears interest at a fixed rate of 600 basis points. The loan is to be repaid in equal monthly installments of $6 each and the final repayment date must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2012, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Year	Amount in thousands of USD
2013	$33,095
2014	63,683
2015	22,457
2016	21,885
2017	529,230
2018 and thereafter	691,721

Total	$1,362,071

NOTE 12: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

Warrants

The Company accounted for the Navios Acquisition warrants (the “Navios Acquisition Warrants”), which were obtained in connection with its investment in Navios Acquisition, under guidance for accounting for derivative instruments and hedging activities.

For the year ended December 31, 2010, a gain of $5,888 relating to changes in fair value of the Navios Acquisition Warrants was recorded under “(Loss)/gain on derivatives” in the consolidated statements of income. As of December 31, 2010, all warrants had been exercised.

Upon the Company obtaining control of Navios Acquisition in 2010, the investment in shares of common stock and the investment in warrants were remeasured to fair value resulting in a gain of $17,742 recorded in the statements of comprehensive income under “Gain on change in control” and noncontrolling interest was recognized at fair value, being the number of shares not controlled by the Company at the public share price as of May 28, 2010 of $6.56, amounting to $60,556.

Forward Freight Agreements (FFAs)

Drybulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

At December 31, 2012 and December 31, 2011, none of the “mark-to-market” positions of the open dry bulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of comprehensive income.

The net losses from FFAs recorded in the statement of income amounted to $196, $165 and $1,802, for the years ended December 31, 2012, 2011 and 2010, respectively.

During each of the years ended December 31, 2012, 2011 and 2010, the changes in net unrealized (losses)/gains on FFAs amounted to $(124), $289 and $(19,903), respectively.

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

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

Loan receivable from affiliate company: The carrying amount of the floating rate loan approximates its fair value.

Due from affiliate companies, long term: The carrying amount of the floating rate payable approximates its fair value.

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

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive income.

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$257,868	$257,868	$171,096	$171,096
Restricted cash	$24,704	$24,704	$6,399	$6,399
Accounts receivable, net	$85,721	$85,721	$101,386	$101,386
Investments in available for sale securities	$559	$559	$82,904	$82,904
Forward Freight Agreements, net	$1,275	$1,275	$1,279	$1,279
Loan receivable from affiliate company	$35,000	$35,000	$40,000	$40,000
Due from affiliate companies, long term	$57,701	$57,701	$—	$—
Accounts payable	$(63,921)	$(63,921)	$(52,113)	$(52,113)
Capital lease obligations, including current portion	$(25,112)	$(25,112)	$(31,221)	$(31,221)
Senior and ship mortgage notes, net of discount	$(1,034,141)	$(973,940)	$(945,538)	$(841,500)
Long term debt, including current portion	$(324,071)	$(324,071)	$(508,019)	$(508,019)

The following tables set forth by level our assets and liabilities that are measured at fair value on a recurring basis. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2012
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
FFAs	$1,275	$1,275	$—	$—
Investments in available for sale securities	559	559	—	—

Total	$1,834	$1,834	$—	$—

	Fair Value Measurements as of December 31, 2011
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
FFAs	$1,279	$1,279	$—	$—
Investments in available for sale securities	82,904	82,904	—	—

Total	$84,183	$84,183	$—	$—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2012.

	Fair Value Measurements at December 31, 2012
Assets	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$257,868	$257,868	$—	$—
Restricted cash	$24,704	$24,704	$—	$—
Senior and ship mortgage notes, net of discount	$(973,940)	$(973,940)	$—	$—
Capital lease obligations, including current portion (1)	$(25,112)	$—	$(25,112)	$—
Long-term debt, including current portion (1)	$(324,071)	$—	$(324,071)	$—
Loan receivable from affiliate company (2)	$35,000	$—	$35,000	$—
Due from affiliate companies, long term (2)	$57,701	$—	$57,701	$—

(1)	The fair value of the Company’s long term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate company and long term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as after taking into account the counterparty’s creditworthiness.

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2012, 2011 and 2010, were approximately $119, $108 and $122, respectively, which included a discretionary contribution of $15, $15, and $18, respectively.

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

The Greek office employees are protected by the Greek Labor Law. According to the law, the Company is required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. Please refer to Note 2(s).

Stock Plan

The Company has awarded shares of restricted stock and restricted stock units to its employees, officers and directors. The restriction lapses in two or three equal tranches, over the requisite service periods, of one, two and three years from the grant date. The Company has also awarded stock options to its officers and directors only, based on service conditions only, which vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option remains exercisable for seven years after its vesting date.

On December 20, 2012, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vest all at one time upon achievement of the internal performance criteria and completion of a service period on April 30, 2014.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•

Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised during each of the years ended December 31, 2012 (29,251), 2011 (130,578) and 2010 (130,577) was small in relation to the total number of options granted. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

The “simplified method” was used which includes taking the average of the weighted average time to vesting and the contractual term of the option award. The service conditions option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s service conditions option award is 4.5 years.

The performance conditions option awards vest in one year and only upon achievement of the performance criteria.

•

Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate, which equals the historical estimate, for the service conditions option awards is 43.87%, 68.14% and 81.52% for 2012, 2011 and 2010, respectively, and for the performance conditions option awards is 36.59% for 2012.

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

•

Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. For the service conditions option awards, the 4.5 year yield-to-maturity rate as of the grant date is 0.68%, 0.80% and 1.81% for 2012, 2011 and 2010, respectively. For the performance conditions option awards, the one year yield-to-maturity rate as of the grant date is 0.15% for 2012.

The fair value of restricted stock and restricted stock unit grants excludes dividends to which holders of restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted stock and restricted stock units grant is $0.06 for 2012, 2011 and 2010.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2012 was $0.52, $3.44 and $3.44, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2011 was $1.43, $3.81 and $3.81, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2010 was $2.54, $5.15 and $5.15 respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $4,712, $4,252 and $2,476 as of December 31, 2012, 2011 and 2010, respectively and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Options
Outstanding as of December 31, 2009	1,264,631	7.13	8.02	3,282
Vested at December 31, 2009	286,422	—	—	—
Exercisable at December 31, 2009	286,422
Exercised	(130,577)	—	—	(158)
Granted	954,842	5.15	—	2,422

Outstanding as of December 31, 2010	2,088,896	6.47	7.98	5,546
Vested at December 31, 2010	421,544	—	—	—
Exercisable at December 31, 2010	316,279	—	—	—
Exercised	(130,578)	—	—	(158)
Granted	1,344,353	3.81	—	1,929

Outstanding as of December 31, 2011	3,302,671	5.52	7.81	7,317
Vested at December 31, 2011	643,824	—	—	—
Exercisable at December 31, 2011	522,934	—	—	—
Exercised	(29,251)	—	—	(36)
Granted	1,344,357	3.44	—	700

Outstanding as of December 31, 2012	4,617,777	4.93	7.07	7,981
Vested at December 31, 2012	901,520	—	—	—
Exercisable at December 31, 2012	841,644	—	—	—

Restricted stock and restricted stock units
Non Vested as of December 31, 2009	524,137	—	2.30	2,721
Granted	567,810	—	—	2,924
Vested	(276,879)	—	—	(1,283)
Forfeited or expired	(12,652)	—	—	(61)

Non Vested as of December 31, 2010	802,416	—	2.61	4,301
Granted	813,273	—	—	3,098
Vested	(318,644)	—	—	(1,692)
Forfeited or expired	(9,869)	—	—	(54)

Non Vested as of December 31, 2011	1,287,176	—	2.49	5,653
Granted	832,028	—	—	2,862
Vested	(553,846)	—	—	(2,565)
Forfeited or expired	(9,166)	—	—	(42)

Non Vested as of December 31, 2012	1,556,192	—	1.81	5,908

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The estimated compensation cost relating to service conditions of non-vested (a) stock options and (b) restricted stock and restricted stock unit awards, not yet recognized was $1,328 and $2,448, respectively, as of December 31, 2012 and is expected to be recognized over the weighted average period of 2.97 years.

The estimated compensation cost relating to performance conditions of non-vested (a) stock options and (b) restricted stock and restricted stock unit awards, not yet recognized was $334 and $1,839, respectively, as of December 31, 2012 and is expected to be recognized when it is probable that the performance criteria will be met.

NOTE 14: COMMITMENTS AND CONTINGENCIES:

As of December 31, 2012, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (2011: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

On March 1, 2012, Navios Logistics issued a guarantee and indemnity letter that guaranteed the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $10,000. On July 11, 2012, the amount of the guarantee was amended to $12,000 and on March 1, 2013 the guarantee was extended for one year, expiring on March 1, 2014

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2012, the remaining liability related to these pre-acquisition contingencies amounted to $1,039 ($2,764 in 2011; $4,674 in 2010) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

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

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through February 2024.

As of December 31, 2012, Navios Logistics has obligations related its port expansion project, the construction of the remaining two new tank barges and the acquisition of the chartered-in fleet (see Note 7) of $7,095, $3,257 and $13,326, respectively. The table below reflects the future payments for these commitments.

Amounts in thousands of U.S. Dollars
December 31, 2013	$14,370
December 31, 2014	3,628
December 31, 2015	3,754
December 31, 2016	1,926

Total	$23,678

NOTE 15: LEASES

Chartered-in and office space:

As of December 31, 2012 the Company’s future minimum commitments, net of commissions under lease obligations for chartered-in vessels, barges, pushboats and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2013	$97,634	$9,025	$2,598
2014	65,223	26,463	2,504
2015	49,387	26,463	2,436
2016	46,575	26,535	2,294
2017	40,380	26,463	2,271
2018 and thereafter	125,910	116,920	2,615

Total	$425,109	$231,869	$14,718

Charter hire expense for Navios Holdings chartered-in vessels amounted to $112,536, $113,550 and $150,715, for the each of the years ended December 31, 2012, 2011 and 2010, respectively. Charter hire expense for logistics business chartered-in vessels amounted to $3,587, $5,910 and $5,359, for the each of the years ended December 31, 2012, 2011 and 2010, respectively.

Rent expense for office space amounted to $2,267, $2,229, and $2,115 for each of the years ended December 31, 2012, 2011 and 2010, respectively.

On January 2, 2006, the Company relocated its headquarters to leased premises in Piraeus, Greece, under an eleven-year lease expiring in 2017. On October 31, 2007, the Company entered into a 12-year lease agreement for additional space for its offices in Piraeus and the lease agreement expires in 2019. On October 29, 2010, the existing lease agreement for its offices in Piraeus was amended to reduce the amount of space leased. On July 1, 2010, the Company entered into a new contract for the lease of approximately 632 square meters of office space in Antwerp, Belgium that expires in 2019. The Company also leases approximately 11,923 square feet of space at 825 3rd Avenue, New York pursuant to a lease that expires in 2019. The Company also leases office space in Monaco pursuant to a lease that expires on June 2015. Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire on various dates through 2013. The above table incorporates the lease commitments on all offices as disclosed above.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Chartered-out:

The future minimum revenue, net of commissions, (i) for drybulk vessels, expected to be earned on non-cancelable time charters and (ii) for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports, are as follows:

	Drybulk vessels	Logistics business
2013	$107,906	$141,009
2014	34,331	91,724
2015	19,721	69,002
2016	19,775	49,714
2017	19,721	11,505
2018 and thereafter	58,810	794

Total minimum revenue, net of commissions	$260,264	$363,748

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €952 (approximately $1,256) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments starting from the third year, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis Chartering and Shipping Inc. (“Acropolis”) (See Note 9), as a broker. Commissions paid to Acropolis for each of the years ended December 31, 2012, 2011 and 2010 were $48, $17 and $155, respectively. During the years ended December 31, 2012, 2011 and 2010, the Company received dividends of $140, $602, and $966, respectively. Included in the trade accounts payable at December 31, 2012 and 2011 was an amount of $115 and $125, respectively, which was due to Acropolis.

Vessels charter hire: In February 2012, the Company chartered in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter is approximately two years at a net daily rate of $12.5 per day for the first year and $13.5 net per day for the second year, plus 50/50 profit sharing based on actual earnings. In May 2012, the Company chartered in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $12.0 per day, plus profit sharing. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In September 2012, the Company chartered in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.5 per day, plus 50/50 profit sharing based on actual earnings. Total charter hire expense for the three vessels for the year ended December 31, 2012 was $7,484, and was included in the statement of comprehensive income under “Time charter, voyage and port terminal expenses”.

Management fees: Pursuant to a management agreement dated November 16, 2007, as amended in 2009 and 2011, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. As of December 31, 2012, the daily fees are $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013 and the fixed fee period is until December 31, 2017. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. From January 2014 to December 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Total management fees for the years ended December 31, 2012, 2011 and 2010 amounted to $31,689, $26,343 and $19,746, respectively.

        Pursuant to a management agreement dated May 28, 2010, as amended in 2010 and 2012, for five years from the closing of Navios Acquisition’s initial vessel acquisition, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels. Total management fees for the years ended December 31, 2012, 2011 and 2010 amounted to $47,043, $35,678 and $9,752, respectively. As of March 30, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 4, 2014, bearing interest of 1% over LIBOR. As of September 28, 2012, Navios Acquisition may, upon request, reimburse the manager partially or fully for any fixed management fees outstanding for a period of not more than nine months at a later date, but no later than December 31, 2014, bearing interest of 1% over LIBOR. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

Navios Partners Guarantee: Contemporaneously with the Insurance Restructuring (as defined in Note 25), the Company entered into the Navios Partners Guarantee arrangement with Navios Partners (see Note 25). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the Charter Insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee covers $76,740 of aggregate future charter payments and provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured Charter Insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2012, no claims had been submitted to Navios Holdings.

General & administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, as amended in 2011, Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2012, 2011 and 2010 amounted to $3,883, $3,447 and $2,750, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2012, 2011 and 2010 amounted to $2,110, $1,527 and $380, respectively. The general and administrative fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2012, 2011 and 2010 amounted to $600, $375 and $0, respectively, which have been eliminated upon consolidation

Balance due from affiliate: Balance due from affiliate as of December 31, 2012 amounted to $108,538 (December 31, 2011: $49,404) which included the current amounts due from Navios Partners and Navios Acquisition, which were $21,716 and $29,121, respectively, and the non-current amount of $57,701 due from Navios Acquisition. The remaining balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years. The Partners Omnibus Agreement was amended in June 2009 until June 29, 2011.

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

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. For the vessels sold to Navios Partners see Notes 7 and 19. As of December 31, 2012 and 2011, the unamortized deferred gain for all vessels and rights sold totaled $28,459 and $41,002, respectively, and for the years ended December 31, 2012, 2011 and 2010, Navios Holdings recognized $12,652, $12,024 and $18,694, respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Deconsolidation of Navios Acquisition: Refer to Note 3 for the deconsolidation of Navios Acquisition.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility will be available for multiple drawings up to a limit of $40,000, has a margin of LIBOR plus 300 basis points, and matures in December 2014. As of December 31, 2012, the outstanding amount under this facility was $35,000 (December 31, 2011: $40,000) and was recorded under “Loan receivable from affiliate company”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 17: PREFERRED AND COMMON STOCK

Navios Holdings

In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. During 2011, Navios Holdings repurchased 73,651 shares for a total cost of $221. There were no shares repurchased during 2010 and 2012.

Issuances to Employees and Exercise of Options

During 2012, pursuant to the stock plan approved by the Board of Directors, 29,251 shares were issued following the exercise of options for cash at an exercise price of $3.18 per share for a total of $93.

On December 20, 2012, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 801,028 shares of restricted common stock, 31,000 restricted stock units and 1,344,357 stock options.

During 2011, pursuant to the stock plan approved by the Board of Directors, 130,578 shares were issued following the exercise of options for cash at an exercise price of $3.18 per share for a total of $415.

On December 5, 2011, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 784,273 shares of restricted common stock, 29,000 restricted stock units and 1,344,353 stock options.

Vested, Surrendered and Forfeited

During 2012, 24,932 restricted stock units, issued to the Company’s employees in 2011, 2010 and 2009, have vested.

During 2011, 15,264 restricted stock units that were issued to the Company’s employees in 2009 and 2010 have vested.

During the years ended December 31, 2012 and 2011, 6,602 and 8,869 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Issuances for Construction or Purchase of Vessels and Buyback of $131,320 2% Preferred Stock

During 2010, the Company issued on various dates 13,410 shares of 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) at $10.0 nominal value per share to partially finance the acquisition of the Navios Antares, the Navios Azimuth, the Navios Melodia, the Navios Fulvia, the Navios Buena Ventura, the Navios Luz, the Navios Etoile and the Navios Bonheur. On December 27, 2010, Navios repurchased $131,320 (or 13,132 shares) of certain Preferred Stock previously issued in connection with the acquisition of such Capesize vessels for a cash consideration of $49,245.

All above mentioned issued shares of Preferred Stock were recorded at fair market value on issuance (See also Note 2 (ac)).

Navios Holdings had as of December 31, 2012 and 2011, 103,255,409 and 102,409,364 shares of common stock, respectively, and 8,479 Preferred Stock outstanding for both years.

NOTE 18: INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net consist of the following:

	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011	For the Year Ended December 31, 2010
Interest expense	$99,887	$101,011	$91,527
Amortization of finance charges	6,309	5,198	6,065
Other	—	972	8,430

Total interest expense and finance cost, net	$106,196	$107,181	$106,022

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 19: DISPOSAL OF ASSETS

The Company disposed of the following asset in 2012:

Navios Buena Ventura
Cash consideration received	$67,500
Book value of vessel	(67,068)

Total gain	432
Deferred gain	(109)

Gain recognized on sale of Navios Buena Ventura		$323

Total gain on sale of assets		$323

The Company disposed of the following assets in 2011:

Navios Luz
Cash consideration received	$71,975
Shares consideration received	6,000
Book value of vessel	(53,548)

Total gain	24,427
Deferred gain	(6,623)

Gain recognized on sale of Navios Luz		$17,804

Navios Orbiter
Cash consideration received	$47,984
Shares consideration received	4,000
Book value of vessel	(23,198)

Total gain	28,786
Deferred gain	(7,804)

Gain recognized on sale of Navios Orbiter		$20,982

Gain from sale of other assets		$36

Total gain on sale of assets		$38,822

The Company disposed of the following assets in 2010:

Navios Hyperion
Cash consideration received	$63,000
Book value of vessel	(25,168)

Total gain	37,832
Deferred gain	(13,996)

Gain recognized on sale of Navios Hyperion		$23,836

Navios Aurora II
Cash consideration received	$90,000
Shares consideration received	20,326
Book value of vessel	(109,508)

Total gain	818
Deferred gain	(271)

Gain recognized on sale of Navios Aurora II		$547

Navios Pollux
Cash consideration received	$110,000
Book value of vessel	(107,452)

Total gain	2,548
Deferred gain	(797)

Gain recognized on sale of Navios Pollux		$1,751

Navios Melodia
Cash consideration received	$72,100
Shares consideration received	6,687
Book value of vessel	(68,757)

Total gain	10,030
Deferred gain	(2,876)

Gain recognized on sale of Navios Melodia		$7,154

Navios Fulvia
Cash consideration received	$89,900
Shares consideration received	8,284
Book value of vessel	(67,211)

Total gain	30,973
Deferred gain	(8,880)

Gain recognized on sale of Navios Fulvia		$22,093

Vanessa
Cash consideration received	$18,250
Book value of finance lease of vessel	(18,250)

		$—

Gain from sale of other assets		$51

Total gain on sale of assets		$55,432

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

All the above mentioned vessels, with the exception of the vessel Vanessa, were sold to Navios Partners.

Upon the sale of a vessel to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners (see also Note 16).

NOTE 20: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Drybulk Vessel Operations and Logistics Business, and previously had a Tanker Vessel Operations segment until the deconsolidation of Navios Acquisition on March 30, 2011. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. Starting in 2008, following the acquisition of Horamar and the formation of Navios Logistics, the Company renamed its Port Terminal Segment as its Logistics Business segment, and this segment includes the activities of Horamar, which provides similar products and services in the region as Navios Holdings’ legacy port facility. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region. The Tanker Vessel Operations segment consisted of the transportation and handling of liquid cargoes through the ownership, operation, and trading of tanker vessels.

The Company measures segment performance based on net income. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Year Ended December 31, 2012	Logistics Business for the Year Ended December 31, 2012	Total for the Year Ended December 31, 2012
Revenue	$369,461	$247,033	$619,494
Loss on derivatives	(196)	—	(196)
Interest income	2,329	388	2,717
Interest expense and finance cost, net	(86,139)	(20,057)	(106,196)
Depreciation and amortization	(81,267)	(26,939)	(108,206)
Equity in net earnings of affiliated companies	48,228	—	48,228
Net income attributable to Navios Holdings common stockholders	175,388	97	175,485
Total assets	2,490,929	450,533	2,941,462
Goodwill	56,240	104,096	160,336
Capital expenditures	(40,024)	(17,666)	(57,690)
Investment in affiliates	197,291	—	197,291
Cash and cash equivalents	212,330	45,538	257,868
Restricted cash	24,704	—	24,704
Long term debt (including current and noncurrent portion)	$1,157,614	$200,598	$1,358,212

	Drybulk Vessel Operations for the Year Ended December 31, 2011	Logistics Business for the Year Ended December 31, 2011	Tanker Vessel Operations for the Year Ended December 31, 2011	Total for the Year Ended December 31, 2011
Revenue	$429,538	$234,687	$25,130	$689,355
Loss on derivatives	(165)	—	—	(165)
Interest income	2,899	843	378	4,120
Interest expense and finance cost, net	(81,379)	(17,074)	(8,728)	(107,181)
Depreciation and amortization	(76,734)	(22,616)	(8,045)	(107,395)
Equity in net earnings of affiliated companies	35,246	—	—	35,246
Net income/(loss) attributable to Navios Holdings common stockholders	77,717	(125)	(36,781)	40,811
Total assets	2,478,400	435,424	—	2,913,824
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(115,830)	(70,598)	(7,528)	(193,956)
Investment in affiliates	117,088	—	—	117,088
Cash and cash equivalents	130,567	40,529	—	171,096
Restricted cash	6,399	—	—	6,399
Long term debt (including current and noncurrent portion)	$1,252,889	$200,668	$—	$1,453,557

	Drybulk Vessel Operations for the Year Ended December 31, 2010	Logistics Business for the Year Ended December 31, 2010	Tanker Vessel Operations for the Year Ended December 31, 2010	Total for the Year Ended December 31, 2010
Revenue	$458,377	$187,973	$33,568	$679,918
Gain on derivatives	4,064	—	—	4,064
Interest income	2,568	297	777	3,642
Interest income from investments in finance leases	877	—	—	877
Interest expense and finance cost, net	(85,720)	(4,526)	(15,776)	(106,022)
Depreciation and amortization	(69,458)	(22,215)	(10,120)	(101,793)
Equity in net earnings of affiliated companies	40,585	—	—	40,585
Net income/(loss) attributable to Navios Holdings common stockholders	151,241	5,600	(11,084)	145,757
Total assets	2,141,770	548,382	986,615	3,676,767
Goodwill	56,239	104,096	14,722	175,057
Capital expenditures	(387,310)	(15,885)	(179,582)	(582,777)
Investment in affiliates	18,695	—	—	18,695
Cash and cash equivalents	106,846	39,204	61,360	207,410
Restricted cash (including current and noncurrent portion)	19,214	564	33,799	53,577
Long term debt (including current and noncurrent portion)	$1,239,070	$127,422	$709,418	$2,075,910

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

Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
North America	$14,622	$20,157	$22,856
Europe	127,521	144,846	119,286
Asia	225,366	283,275	335,039
South America	247,033	234,688	193,830
Other	1,952	6,389	8,907

Total	$616,494	$689,355	$679,918

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for drybulk vessels amounted to $1,386,726 and $1,415,225 at December 31, 2012 and 2011, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics business amounted to $356,039 and $350,090 at December 31, 2012 and 2011, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 21: EARNINGS PER COMMON SHARE

Earnings per share are calculated by dividing net income by the average number of shares of Navios Holdings outstanding during the period.

	Year ended December 31, 2012	Year ended December 31, 2011	Year ended December 31, 2010
Numerator:
Net income attributable to Navios Holdings common stockholders	$175,485	$40,811	$145,757
Less:
Dividend on Preferred Stock	(1,705)	(1,696)	(2,450)

Income available to Navios Holdings common stockholders, basic	$173,780	$39,115	$143,307

Plus:
Dividend on Preferred Stock	1,705	1,696	2,450
Interest on convertible debt and amortization of convertible bond discount	—	—	1,121

Income available to Navios Holdings common stockholders, diluted	$175,485	$40,811	$146,878

Denominator:
Denominator for basic net income per share attributable to Navios Holdings stockholders — weighted average shares	101,232,720	100,926,448	100,518,880
Dilutive potential common shares	1,322,038	918,204	735,316
Convertible preferred stock and convertible debt	8,479,000	8,479,000	14,928,160
Dilutive effect of securities	9,801,038	9,397,204	15,663,476
Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	111,033,758	110,323,652	116,182,356

Basic net income per share attributable to Navios Holdings stockholders	$1.72	$0.39	$1.43

Diluted net income per share attributable to Navios Holdings stockholders	$1.58	$0.37	$1.26

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

As of January 1, 2013, foreign flagged vessels that are managed by Greek or foreign ship management companies in Greece are subject to Greek tonnage tax. The payment of tonnage tax exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

        Additionally, under a new tax bill ratified on January 14, 2013, an annual contribution, referring only to fiscal years 2012-2015, was imposed on offices or branches of foreign enterprises that have been established in Greece and are engaged in the exploitation, chartering, insurance, average (damage) settlements, purchase, chartering or shipbuilding brokerage, or chartering of insurance of ships under Greek or foreign flag, as well as the representation of ship-owner companies or undertakings, whose object is identical to the abovementioned activities. This contribution is imposed on the total amount of imported foreign exchange, calculated on a minimum $50.

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

The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2012 and 2011 is mainly attributable to Kleimar and to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.72% for the year ended December 31, 2012 (4.2% for 2011).

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

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2012.

The Company’s deferred taxes as of December 31, 2012 and 2011, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar acquisition.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50 percent likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2006 and onwards. Argentinean companies have open tax years ranging from 2006 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2007 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 23: NONCONTROLLING INTEREST

Navios Logistics

During 2009, the agreement pursuant to which Navios Logistics acquired CNSA and Horamar was amended to postpone until June 30, 2010 the date for determining whether the EBITDA target was achieved. On June 17, 2010, $2,500 in cash and the 504 shares remaining in escrow were released from escrow upon the achievement of the EBITDA target threshold. The 504 remaining shares held in escrow and released in June 2010 were valued at a new fair value of $10,869. The noncontrolling interest was adjusted for the percentage change in ownership by Navios Holdings. Following the release of the remaining shares that were held in escrow, Navios Holdings owned 63.8% of Navios Logistics.

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

The caption “Navios Logistics – reallocation of noncontrolling interest” within Navios Holdings’ consolidated statements of changes in equity relates to the impact on Navios Holdings’ consolidated financial statements of an adjustment recorded to adjust amounts recorded for fixed assets, goodwill and noncontrolling interests in the Navios Logistics’ financial statements.

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

On November 4, 2011, of the 1,378,122 contingently returnable shares of common stock of Navios Acquisition that were issued on September 10, 2010 and deposited into escrow for the VLCC Acquisition (see also Note 3), 1,160,963 shares were released to the sellers and the remaining 217,159 shares were returned to Navios Acquisition in settlement of representations and warranties attributable to the prior sellers. As of December 31, 2012, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 45.24% and its economic interest in Navios Acquisition was 53.96%.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 24: INVESTMENTS IN AVAILABLE FOR SALE SECURITIES

On March 18, 2010, Navios Holdings sold to Navios Partners the Navios Aurora II, on November 15, 2010 both the Navios Melodia and the Navios Fulvia and on May 19, 2011 both the Navios Luz and the Navios Orbiter. Out of the $417,000 total purchase price of these five vessels, $372,000 was paid in cash and the remaining amount was paid through the receipt of 2,470,505 common units of Navios Partners (see Note 7 and 19). All common units that the Company received from the sale of the vessels to Navios Partners were accounted for under guidance for available-for-sale securities until December 31, 2011.

On January 1, 2012, all of the outstanding subordinated units converted into 7,621,843 common units of Navios Partners (excluding the Series A subordinated units, which are a separate class of subordinated units). The Company concluded that the Conversion resulted in a change in the form of its investment in Navios Partners that was a reconsideration event pursuant to ASC 323-10-15-16a. As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities) is accounted for by the equity method from January 1, 2012. As a result, the carrying value of the available-for sale securities of $82,572 plus the amount reflected in other comprehensive losses of $6,158 (in each case, as of December 31, 2011) was reclassified to “Investments in Affiliates” (See Note 9).

As of December 31, 2012 and 2011, Navios Holdings retained in total 138,479 and 11,413 shares of Korea Line Corporation (“KLC”), respectively, as partial compensation for the claims filed under the Korean court, for all unpaid amounts by KLC in respect of the employment of the vessels. As of December 31, 2012 and 2011, the carrying amount of the AFS securities related to KLC was $559 and $332, respectively.

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

As of December 31, 2012 and 2011, the carrying amounts of the AFS Securities were $559 and $82,904, respectively, and the unrealized holding (losses)/gains related to these AFS Securities included in “Accumulated Other Comprehensive (Loss)/Income” were ($558), $6,166 and $32,624, respectively, as of December 31, 2012, 2011 and 2010. During 2012, 2011, and 2010, the Company did not recognize in earnings any realized losses.

NOTE 25: OTHER INCOME AND EXPENSE

On November 15, 2012, Navios Holdings agreed with its credit default insurer to restructure their existing insurance policy (the “Charter Insurance”) with respect to counterparty defaults pursuant to certain charter agreements (the “Insurance Restructuring”). In connection with the Insurance Restructuring, Navios Holdings received a one-time upfront cash payment equal to $175,433 and agreed to maintain certain long-term charters under the Charter Insurance. Contemporaneously, the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default (up to $20,000) on certain existing charters (the “Navios Partners Guarantee”)(see also Note 16). The one-time upfront cash payment was accounted for as follows:

•

$168,013 of the proceeds, which represents the irrevocable/non-refundable portion of the total proceeds, were recorded immediately in the statements of comprehensive income within the caption “Other income”; and

•

$7,420 of the proceeds, which represents reimbursements for insurance claims submitted for the period prior to the date of the restructuring, were recorded immediately in the statements of comprehensive income within the caption “Revenue.”

Following consummation of the Insurance Restructuring, the Company also reversed to income (“Other income” within the statements of comprehensive income) an amount equal to $21,592 recorded on the Company’s balance sheet as a liability (“cash received in advance”) related to an on-going claim. In connection with the Insurance Restructuring, these amounts also became irrevocable/non-refundable.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 26: OTHER FINANCIAL INFORMATION

The Company’s 8.125% Senior Notes issued on January 28, 2011 are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc, Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The Company’s 8 7 / 8 % First Priority Ship Mortgage Notes issued on November 2, 2009 and July 10, 2012, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C., which are designated as unrestricted subsidiaries or those not required by the indenture (see Note 11). The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

See Note 3 for a discussion of changes to Navios Holdings’ voting power and economic interest in Navios Acquisition. On and after March 30, 2011, following the Navios Acquisition Share Exchange, Navios Acquisition is no longer a subsidiary of Navios Holdings. These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

The Company revised the classification of certain amounts in its condensed statements of cash flows as presented in this note. Specifically, the Company revised the classification of: (i) certain cash transfers between group subsidiaries; (ii) immaterial amounts between the “Navios Maritime Holdings Inc. Issuer” and “Non-Guarantor Subsidiaries” columns related to the inclusion of a single non-guarantor subsidiary; (iii) dividends paid from affiliate company; (iv) loan proceeds/repayments to/from affiliate company; and (v) amount paid for warrant exercise of a subsidiary. The impact of these revisions compared with amounts previously reported for the year ended December 31, 2011 was: (a) an increase in cash inflows from operating activities and from financing activities by $5,034 and $21,823 respectively, and an increase in cash outflows from investing activities by $26,857 for Navios Maritime Holdings Inc. Issuer; (b) an increase in cash inflows from operating activities and an increase in cash outflows from financing activities for the guarantor subsidiaries by $68,000; and (c) a decrease in cash inflows from operating activities by $44,125, an increase in cash outflows from investing activities by $752 and an increase in cash inflows from financing activities by $44,877 for the non-guarantor subsidiaries. The impact of these revisions compared with amounts previously reported for the year ended December 31, 2010 was: (a) a decrease in cash inflows from operating activities by $39,894, an increase in cash outflows from investing activities by $77,038 and a decrease in cash outflows from financing activities by $116,932 for Navios Maritime Holdings Inc. Issuer; (b) a decrease in cash outflows from operating activities and a decrease in cash inflows from financing activities by $231,039 for the guarantor subsidiaries; and (c) a decrease in cash inflows from operating activities by $145,994, an increase in cash outflows from investing activities by $6,151 and an increase in cash inflows from financing activities by $152,145 for the non-guarantor subsidiaries. The Company determined the revisions as presented in this note are not material to the consolidated financial statements taken as a whole. There was no impact on the Company’s consolidated statements of cash flows.

The Company also revised its condensed consolidated financial statements, as presented in this note, as of December 31, 2011 and 2010 to reclassify immaterial amounts between the “Navios Maritime Holdings Inc. Issuer” and “Non-Guarantor Subsidiaries” columns related to a single non-guarantor subsidiary.

Income Statement for the year ended December 31, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$364,364	$252,130	$—	$616,494
Time charter, voyage and logistic business expenses	—	(162,273)	(107,006)	—	(269,279)
Direct vessel expenses	—	(45,484)	(72,306)	—	(117,790)
General and administrative expenses	(12,391)	(24,003)	(14,937)	—	(51,331)
Depreciation and amortization	(2,818)	(77,281)	(28,107)	—	(108,206)
Interest income, expense and finance cost, net	(70,757)	(12,357)	(20,365)	—	(103,479)
Loss on derivatives	—	(196)	—	—	(196)
Gain on sale of assets	—	323	—	—	323
Other (expense)/income, net	(276)	169,138	(7,752)	—	161,110

(Loss) / income before equity in net earnings of affiliated companies	(86,242)	212,231	1,657	—	127,646
Income from subsidiaries	228,833	1,547	—	(230,380)	—
Equity in net earnings of affiliated companies	32,894	13,002	2,332	—	48,228

Income before taxes	175,485	226,780	3,989	(230,380)	175,874
Income taxes	—	(277)	(35)	—	(312)

Net income	175,485	226,503	3,954	(230,380)	175,562
Less: Net income attributable to the noncontrolling interest	—	—	(77)	—	(77)

Net income attributable to Navios Holdings common stockholders	$175,485	$226,503	$3,877	$(230,380)	$175,485

Other Comprehensive loss
Unrealized holding loss on investments in available for sale securities	$(566)	$—	$—	$—	$(566)
Reclassification to investments in affiliates	(6,158)	—	—	—	(6,158)

Total other comprehensive loss	(6,724)	—	—	—	(6,724)

Total comprehensive income	168,761	226,503	3,954	(230,380)	168,838
Comprehensive income attributable to noncontroling interest	—	—	(77)	—	(77)

Total other comprehensive income attributable to Navios Holdings common stockholders	$168,761	$226,503	$3,877	$(230,380)	$168,761

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$408,756	$280,599	$—	$689,355
Time charter, voyage and logistic business expenses	—	(163,809)	(109,503)	—	(273,312)
Direct vessel expenses	—	(40,819)	(76,450)	—	(117,269)
General and administrative expenses	(15,473)	(22,320)	(15,059)	—	(52,852)
Depreciation and amortization	(2,810)	(70,221)	(34,364)	—	(107,395)
Interest income, expense and finance cost, net	(61,376)	(15,831)	(25,854)	—	(103,061)
Loss on derivatives	—	(165)	—	—	(165)
Gain on sale of assets	—	38,787	35	—	38,822
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Loss on change in control	(35,325)	—	—	—	(35,325)
Other income/ (expense), net	181	(2,203)	(9,547)	—	(11,569)

(Loss) / income before equity in net earnings of affiliated companies	(136,002)	132,175	9,857	—	6,030
Income from subsidiaries	155,325	9,838	—	(165,163)	—
Equity in net earnings of affiliated companies	21,488	12,451	1,307	—	35,246

Income before taxes	40,811	154,464	11,164	(165,163)	41,276
Income tax (expense)/benefit	—	(292)	348	—	56

Net income	40,811	154,172	11,512	(165,163)	41,332
Less: Net income attributable to the noncontrolling interest	—	—	(506)	—	(506)
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Preferred stock dividends of subsidiary	—	—	(27)	—	(27)

Net income attributable to Navios Holdings common stockholders	$40,811	$154,172	$10,991	$(165,163)	$40,811

Other comprehensive loss
Unrealized holdings loss on investments in available for sale	$(26,458)	$—	$—	$—	$(26,458)

Total other comprehensive loss	(26,458)	—	—	—	(26,458)

Total comprehensive income	14,353	154,172	11,497	(165,163)	14,859
Comprehensive income attributable to noncontrolling interest	—	—	(506)	—	(506)

Total comprehensive income attributable to Navios Holdings common stockholders	$14,353	$154,172	$10,991	$(165,163)	$14,353

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the year ended December 31, 2010	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$430,714	$249,204	$—	$679,918
Time charter, voyage and logistic business expenses	—	(202,526)	(83,216)	—	(285,742)
Direct vessel expenses	—	(30,065)	(67,860)	—	(97,925)
General and administrative expenses	(15,661)	(20,801)	(22,142)	—	(58,604)
Depreciation and amortization	(2,811)	(61,763)	(37,219)	—	(101,793)
Interest income, expense and finance cost, net	(70,040)	(9,478)	(22,862)	—	(102,380)
Gain/(loss) on derivatives	5,888	(1,824)	—	—	4,064
Gain on sale of assets	—	55,379	53	—	55,432
Gain on change in control	17,742	—	—	—	17,742
Other expense	3,891	(1,352)	(8,153)	—	(5,614)

(Loss)/income before equity in net earnings of affiliated companies	(60,991)	158,284	7,805	—	105,098
Income from subsidiaries	185,446	15,221	—	(200,667)	—
Equity in net earnings of affiliated companies	21,302	18,059	1,224	—	40,585

Income before taxes	145,757	191,564	9,029	(200,667)	145,683
Income tax	—	(350)	(64)	—	(414)

Net income	145,757	191,214	8,965	(200,667)	145,269
Less: Net loss attributable to the noncontrolling interest	—	—	488	—	488

Net income attributable to Navios Holdings common stockholders	$145,757	$191,214	$9,453	$(200,667)	$145,757

Other comprehensive income
Unrealized holdings gain on investments in available for sale	$17,468	$—	$—	$—	$17,468

Total other comprehensive income	17,468	—	—	—	17,468

Total comprehensive income	163,225	191,214	8,965	(200,667)	162,737
Comprehensive loss attributable to noncontrolling interest	—	—	488	—	488

Total comprehensive income attributable to Navios Holdings common stockholders	$163,225	$191,214	$9,453	$(200,667)	$163,225

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$79,213	$133,116	$45,539	$—	$257,868
Restricted cash	14,278	10,426	—	—	24,704
Accounts receivable, net	—	56,599	29,122	—	85,721
Intercompany receivables	49,852	—	71,379	(121,231)	—
Due from affiliate companies	1,300	49,974	—	(437)	50,837
Prepaid expenses and other current assets	—	27,502	23,935	—	51,437

Total current assets	144,643	277,617	169,975	(121,668)	470,567
Vessels, port terminal and other fixed assets, net	—	1,390,455	356,038	—	1,746,493
Loan receivable from affiliate company	35,000	—	—	—	35,000
Investments in subsidiaries	1,626,699	276,042	—	(1,902,741)	—
Investment in available for sale securities	—	559	—	—	559
Investment in affiliates	187,008	442	9,841	—	197,291
Long term receivable from affiliate companies	—	57,701	—	—	57,701
Other long term assets	16,212	29,077	19,168	—	64,457
Goodwill and other intangibles	95,183	110,690	163,521	—	369,394

Total non-current assets	1,960,102	1,864,966	548,568	(1,902,741)	2,470,895

Total assets	$2,104,745	$2,142,583	$718,543	$(2,024,409)	$2,941,462

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$—	$25,440	$38,481	$—	$63,921
Accrued expenses	18,142	40,411	17,128	—	75,681
Deferred income and cash received in advance	—	12,322	3,004	—	15,326
Due to affiliate companies	—	—	437	(437)	—
Intercompany payables	—	115,335	5,896	(121,231)	—
Current portion of capital lease obligations	—	—	1,353	—	1,353
Current portion of long term debt	5,433	27,593	69	—	33,095

Total current liabilities	23,575	221,101	66,368	(121,668)	189,376
Long term debt, net of current portion	874,794	249,794	200,529	—	1,325,117
Capital lease obligations, net of current portion	—	—	23,759	—	23,759
Unfavorable lease terms	—	32,006	—	—	32,006
Other long term liabilities and deferred income	—	19,211	10,432	—	29,643
Deferred tax liability	—	—	18,522	—	18,522

Total non-current liabilities	874,794	301,011	253,242	—	1,429,047

Total liabilities	898,369	522,112	319,610	(121,668)	1,618,423
Noncontrolling interest	—	—	116,663	—	116,663
Total Navios Holdings stockholders’ equity	1,206,376	1,620,471	282,270	(1,902,741)	1,206,376

Total liabilities and stockholders’ equity	$2,104,745	$2,142,583	$718,543	$(2,024,409)	$2,941,462

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2011	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$74,160	$56,406	$40,530	$—	$171,096
Restricted cash	2,597	3,802	—	—	6,399
Accounts receivable, net	—	69,536	31,850	—	101,386
Intercompany receivables	77,997	—	65,247	(143,244)	—
Due from affiliate companies	1,300	50,254	—	(2,150)	49,404
Prepaid expenses and other current assets	—	28,503	14,186	—	42,689

Total current assets	156,054	208,501	151,813	(145,394)	370,974
Deposit for vessel acquisitions	—	63,814	—	—	63,814
Vessels, port terminal and other fixed assets, net	—	1,349,622	418,324	—	1,767,946
Loan receivable from affiliate company	40,000	—	—	—	40,000
Investments in subsidiaries	1,397,866	274,494	—	(1,672,360)	—
Investment in available for sale securities	82,572	332	—	—	82,904
Investment in affiliates	107,127	233	9,728	—	117,088
Other long term assets	15,543	33,882	18,064	—	67,489
Goodwill and other intangibles	98,001	137,649	167,959	—	403,609

Total non-current assets	1,741,109	1,860,026	614,075	(1,672,360)	2,542,850

Total assets	$1,897,163	$2,068,527	$765,888	$(1,817,754)	$2,913,824

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$—	$28,529	$23,584	$—	$52,113
Accrued expenses	16,878	30,809	16,183	—	63,870
Deferred income and cash received in advance	—	23,235	5,322	—	28,557
Dividends payable	6,149	—	—	—	6,149
Intercompany payables	—	105,160	38,084	(143,244)	—
Due to affiliate companies	—	—	2,150	(2,150)	—
Current portion of capital lease obligations	—	—	31,221	—	31,221
Current portion of long term debt	7,382	54,142	8,569	—	70,093

Total current liabilities	30,409	241,875	125,113	(145,394)	252,003
Long term debt, net of current portion	807,648	352,717	223,099	—	1,383,464
Other long term liabilities and deferred income	—	35,140	3,072	—	38,212
Unfavorable lease terms	—	44,825	—	—	44,825
Deferred tax liability	—	—	19,628	—	19,628

Total non-current liabilities	807,648	432,682	245,799	—	1,486,129

Total liabilities	838,057	674,557	370,912	(145,394)	1,738,132
Noncontrolling interest	—	—	116,586	—	116,586
Total Navios Holdings stockholders’ equity	1,059,106	1,393,970	278,390	(1,672,360)	1,059,106

Total liabilities and stockholders’ equity	$1,897,163	$2,068,527	$765,888	$(1,817,754)	$2,913,824

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$28,203	$177,162	$28,481	$—	$233,846
Cash flows from investing activities
Cash acquired through asset acquisition	—	—	33	—	33
Acquisition of General Partner units	—	—	(1,472)	—	(1,472)
Proceeds from sale of assets	—	67,500	—	—	67,500
Loan proceeds to affiliate company	(5,000)	(6,120)	—	—	(11,120)
Acquisition of vessels	—	(38,357)	—	—	(38,357)
Loan repayment from affiliate company	10,000	—	—	—	10,000
Purchase of property, equipment and other fixed assets	—	(1,667)	(17,666)	—	(19,333)

Net cash provided by/(used in) investing activities	5,000	21,356	(19,105)	—	7,251
Cash flows from financing activities
Issuance of common stock	93	—	—	—	93
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	84,965	—	—	—	84,965
Proceeds from long term loans, net of finance costs	—	50,372	—	—	50,372
Repayment of long-term debt and payment of principal	(23,405)	(181,703)	(31,070)	—	(236,178)
Increase in restricted cash	(11,681)	(7,942)	—	—	(19,623)
Transfer to/from other group subsidiaries	(45,687)	17,465	28,222	—	—
Payments of obligations under capital leases	—	—	(1,519)	—	(1,519)
Dividends paid	(32,435)	—	—	—	(32,435)

Net cash used in financing activities	(28,150)	(121,808)	(4,367)	—	(154,325)

Net increase in cash and cash equivalents	5,053	76,710	5,009	—	86,772

Cash and cash equivalents, beginning of year	74,160	56,406	40,530	—	171,096

Cash and cash equivalents, end of year	$79,213	$133,116	$45,539	$—	$257,868

Cash flow statement for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$54,896	$24,979	$28,068	$(1,300)	$106,643
Cash flows from investing activities
Acquisition of General Partner units	—	—	(2,052)	—	(2,052)
Proceeds from sale of assets	—	120,000	—	—	120,000
Decrease in restricted cash	—	—	778	—	778
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Deposits for vessel acquisitions	—	(63,774)	(2,995)	—	(66,769)
Purchase of property, equipment and other fixed assets	—	(530)	(70,598)	—	(71,128)
Loan repayment from affiliate company	6,000	—	—	—	6,000
Loan proceeds to affiliate company	(33,609)	—	—	—	(33,609)
Deconsolidation of Navios Acquisition	—	—	(72,425)	—	(72,425)

Net cash (used in)/provided by investing activities	(27,609)	4,170	(151,825)	—	(175,264)

Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Acquisition of noncontrolling interest	—	—	(8,638)	—	(8,638)
Decrease/(increase) in restricted cash	13,129	(12,788)	(625)	—	(284)
Proceeds from long term loans, net of finance costs	18,578	62,002	3,032	—	83,612
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	340,981	—	193,207	—	534,188
Repayment of senior notes	(300,000)	—	—	—	(300,000)
Repayment of long-term debt and payment of principal	(28,064)	(48,646)	(171,777)	—	(248,487)
Acquisition of treasury stock	(221)	—	—	—	(221)
Payments of obligations under capital leases	—	—	(1,040)	—	(1,040)
Transfer to/from other group subsidiaries	21,823	(68,000)	46,177	—	—
Dividends paid	(26,091)	—	(2,447)	1,300	(27,238)

Net cash provided by/(used in) financing activities	40,550	(67,432)	57,889	1,300	32,307

Increase/(decrease) in cash and cash equivalents	67,837	(38,283)	(65,868)	—	(36,314)

Cash and cash equivalents, beginning of year	6,323	94,689	106,398	—	207,410

Cash and cash equivalents, end of year	$74,160	$56,406	$40,530	$—	$171,096

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2010	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by/(used in) operating activities	$136,451	$(34,282)	$86,472	$—	$188,641
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	(140,268)	—	(35,683)	77,038	(98,913)
Receipts from investment in finance lease	—	180	—	—	180
Proceeds from sale of assets	—	484,082	—	—	484,082
Decrease in restricted cash	65,324	—	2,335	—	67,659
Acquisition of General Partner units			(6,151)		(6,151)
Acquisition of vessels	—	(91,253)	(131,520)	—	(222,773)
Deposits for vessel acquisitions	—	(252,228)	(91,015)	—	(343,243)
Purchase of property, equipment and other fixed assets	—	(876)	(15,885)	—	(16,761)

Net cash (used in)/provided by investing activities	(74,944)	139,905	(277,919)	77,038	(135,920)
Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Transfer to/from other group subsidiaries	39,894	(231,039)	191,145	—	—
Repurchase of preferred stock	(49,016)	—	—	—	(49,016)
Preferred shares issuance costs	(14)	—	(1,805)	—	(1,819)
Dividends to noncontrolling shareholders	—	—	(470)	—	(470)
Proceeds from long term loans, net of finance costs	30,448	230,569	182,159	—	443,176
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	—	—	400,000	—	400,000
Repayment of long-term debt and payment of principal	(156,925)	(36,537)	(610,935)	—	(804,397)
Proceeds from warrant exercise	—	—	74,978	(77,038)	(2,060)
Proceeds from equity offering, net of fees	—	—	33,402	—	33,402
Repurchase of convertible bond	(29,100)	—	—	—	(29,100)
Decrease/(increase) in restricted cash	20,616	(2,704)	(250)	—	17,662
Dividends paid	(27,037)	—	—	—	(27,037)

Net cash (used in)/provided by financing activities	(170,719)	(39,711)	268,224	(77,038)	(19,244)

(Decrease)/increase in cash and cash equivalents	(109,212)	65,912	76,777	—	33,477

Cash and cash equivalents, beginning of year	115,535	28,777	29,621	—	173,933

Cash and cash equivalents, end of year	$6,323	$94,689	$106,398	$—	$207,410

NOTE 27: SUBSEQUENT EVENTS

(a) On January 4, 2013, Navios Holdings received an amount of $1,300, as a dividend distribution from its affiliate Navios Acquisition.

(b) On February 6, 2013, Navios Partners completed its public offering of 5,175,000 common units, including the full exercise of the underwriters’ overallotment option, at $14.15 per unit and raised gross proceeds of approximately $73,226. The net proceeds of this offering were approximately $69,646. Navios Holdings paid $1,494 in order to retain its 2% general partner interest. As a result, 105,613 additional general partnership units were issued in connection with this offering. Following this offering Navios Holdings’ interest in Navios Partners decreased to 23.4% (which includes a 2% general partner interest).

(c) On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Energias”), a Uruguayan company, for a total consideration of $2,000. Energias controls 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics plans on developing this land in expanding its port operations

(d) On February 14, 2013, Navios Holdings received an amount of $7,342, as a dividend distribution from its affiliate Navios Partners.

(e) On February 15, 2013, the Board of Directors of Navios Holdings resolved that a dividend of $0.06 per share of common stock will be paid on March 27, 2013 to stockholders of record on March 20, 2013.

        (f) On February 26, 2013, Navios Acquisition completed multiple offerings, including two direct registered offerings and one private placement for Navios Holdings and certain members of the management of Navios Acquisition, Navios Partners and Navios Holdings, raising gross proceeds of $100,453. A total of 35,246,791 shares were issued at a price of $2.85 per share. Navios Holdings purchased in the private placement an aggregate of 17,544,300 shares of Navios Acquisition common stock for $50,001. Following these offerings, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased to 47.4% and its economic interest in Navios Acquisition decreased to 52.2%

(g) On March 7, 2013, Navios Logistics issued $90,000 in aggregate principal amount of 9  1/4% Senior Notes due 2019 (the “Logistics Notes”) at a premium, with a price of 103.750%. The terms of the Logistics Notes are identical to the $200,000 of Senior Notes due 2019 that were issued in April 2011 (“the Existing Logistics Senior Notes”) and are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries that guarantee the Existing Logistics Senior Notes.