Form 20-F/A
period 2012-12-31
Navios Maritime Holdings Inc.
filed 2013-09-11
CIK 1333172

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

7 Avenue de Grande Bretagne, Office 11 B2

Monte Carlo, MC 98000 Monaco

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Explanatory Note

This Amendment No. 1 (this “Amendment No. 1”) to the Annual Report on Form 20-F for the fiscal year ended December 31, 2012 of Navios Maritime Holdings Inc. (“Navios Holdings”), which was originally filed with the Securities and Exchange Commission on April 24, 2013 (the “Original Form 20-F”), is being filed solely for the purpose of providing additional disclosure, adding a subsection “Exchange Act Section 13(r) Activities” to the section “Governmental and Other Regulations” beginning on page 28 of the Original Form 20-F under Item 4.B., in response to certain comments from the Staff of the Securities and Exchange Commission in connection with its review of the Original Form 20-F with regard to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 which added Section 13(r) to the Securities Exchange Act of 1934, as amended.

Other than as expressly set forth above with respect to Item 4.B., adding subsection “Exchange Act Section 13(r) Activities”, no other information in Item 4.B. has been updated and this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any other item of the Original Form 20-F or reflect any events that have occurred after the Original Form 20-F was initially filed.

Item 4. Information on the Company

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

Exchange Act Section 13(r) Activities

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Section 13(r) requires an issuer to disclose in its annual or quarterly reports, as applicable, whether it or any of its affiliates knowingly engaged in certain activities, transactions or dealings relating to Iran or with certain natural persons or entities designated by the U.S. Treasury Department. Disclosure is required even where the activities, transactions or dealings are conducted outside the United States by non-U.S. affiliates in compliance with applicable law, and whether or not the activities are sanctionable under U.S. law.

Three VLCC, vessels owned by Navios Maritime Acquisition (“Navios Acquisition”) and chartered to Dalian Ocean Shipping Co. (“DOSCO”) and one VLCC vessel owned by Navios Acquisition and chartered to Formosa Petrochemical Corporation of Taiwan (“FPCT”), made port calls to Iran during 2012 for a combined length of approximately 15 days for the transportation of crude oil from Iran to China and Taiwan. The shipper of the cargo in all cases was National Iranian Oil Company (“NIOC”), and the recipients of the cargoes were, respectively, Unipec Asia Company Limited, HK Intertrade Company Limited, and Formosa Petrochemical. Exchange Act Section 13(r)(1)(D)(iii) requires disclosure in an issuer’s annual or quarterly report, as applicable, if, during the period covered by the report, the Company or any of its affiliates knowingly conducted any transaction or dealing with any person or entity identified under Section 560.304 of title 31, Code of Federal Regulations (relating to the definition of the Government of Iran) without the specific authorization of a U.S. Federal department or agency. NIOC is an entity identified as the Government of Iran under the cited provision. Neither Navios Acquisition, nor, to the knowledge of Navios Acquisition, DOSCO and FPCT had any contact or dealings with the government of Iran or affiliates of the government of Iran in connection with these port calls, other than receiving cargo owned by NIOC.

The foregoing contacts were limited to a routine acceptance and loading of cargo for the benefit of DOSCO and FPCT while the vessels were on charter to and under complete operational control of DOSCO and FPCT. Although NIOC was an entity whose name appeared on the U.S. Office of Foreign Assets Control’s List of Blocked Persons and Specially Designated Nationals at the time of the port calls, the purchase and lifting of crude oil shipped by that entity did not constitute prohibited activity by Navios Acquisition as a non-U.S. person, and as such, this did not have any legal compliance consequence for Navios Acquisition as a non-U.S. person and to Navios Acquisition’s transactions, which had no U.S. nexus. The acceptance and transportation of the crude oil to China also did not constitute sanctionable activity under U.S. Iran sanctions laws.

Navios Acquisition’s aggregate gross revenues attributable to these 15 days of port calls was approximately $0.7 million. In light of the immaterial amount of port calls associated with these activities, Navios Acquisition has not attributed any profits to these activities. Since May 2012, Navios Acquisition’s vessels performed no voyages involving calls to Iran. Notwithstanding the foregoing, there can be no assurance that one or more charterers of Navios Acquisition will not at any future time perform voyages which, if so performed, would require disclosure pursuant to Exchange Act Section 13(r).

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

Item 19. Exhibits

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A to its Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: September 11, 2013