Form 20-F
period 2013-12-31
Navios Maritime Holdings Inc.
filed 2014-04-29
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

7 Avenue de Grande Bretagne, Office 11B2

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

104,261,029 as of December 31, 2013

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2013, 2012, 2011, 2010 and 2009 are derived from the consolidated financial statements of Navios Holdings. The consolidated statement of operations data for the years ended December 31, 2013, 2012 and 2011 and the consolidated balance sheet data as of December 31, 2013 and 2012 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated statement of operations data for the years ended December 31, 2010 and 2009, and the balance sheet data as of December 31, 2011, 2010 and 2009, have been derived from our financial statements, which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. For revisions in selected historical financial information refer to footnote 2 of the consolidated financial statements, “Basis of Presentation.”.

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Income Data
Revenue	$512,279	$616,494	$689,355	$679,918	$598,676
Time charter, voyage and logistics business expenses	(244,412)	(269,279)	(273,312)	(285,742)	(316,473)
Direct vessel expenses	(114,074)	(117,790)	(117,269)	(97,925)	(68,819)
General and administrative expenses	(44,634)	(51,331)	(52,852)	(58,604)	(43,897)
Depreciation and amortization	(98,124)	(108,206)	(107,395)	(101,793)	(73,885)
Provision for losses on accounts receivable	(630)	(17,136)	(239)	(4,660)	(2,237)
Interest income	2,299	2,717	4,120	3,642	1,699
Interest expense and finance cost, net	(110,805)	(106,196)	(107,181)	(106,022)	(63,618)
(Loss)/gain on derivatives	(260)	(196)	(165)	4,064	375
Gain on sale of assets/partial sale of subsidiary	18	323	38,822	55,432	20,785
(Loss)/gain on change in control	—	—	(35,325)	17,742	—
Loss on bond and debt extinguishment	(37,136)	—	(21,199)	—	—
Other income	17,031	189,239	1,660	10,349	8,079
Other expense	(10,447)	(10,993)	(12,990)	(11,303)	(20,508)

(Loss)/income before equity in net earnings of affiliated companies	$(128,895)	$127,646	$6,030	$105,098	$40,177
Equity in net earnings of affiliated companies	19,344	48,228	35,246	40,585	29,222

(Loss)/income before taxes	$(109,551)	$175,874	$41,276	$145,683	$69,399
Income tax benefit/(expense)	4,260	(312)	56	(414)	1,565

Net (loss)/income	$(105,291)	$175,562	$41,332	$145,269	$70,964
Less: Net (income)/loss attributable to the noncontrolling interest	(3,772)	(77)	(506)	488	(3,030)
Preferred stock dividends of subsidiary	—	—	(27)	—	—
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	—

Net (loss)/income attributable to Navios Holdings common stockholders	$(109,063)	$175,485	$40,811	$145,757	$67,934

(Loss)/income attributable to Navios Holdings common stockholders, basic	(110,990)	173,780	39,115	143,307	67,025

(Loss)/income attributable to Navios Holdings common stockholders, diluted	$(110,990)	$175,485	$40,811	$146,878	$69,041

Weighted average number of shares, basic	101,854,415	101,232,720	100,926,448	100,518,880	99,924,587

Basic net (losses)/earnings per share attributable to Navios Holdings common stockholders	$(1.09)	$1.72	$0.39	$1.43	$0.67

Weighted average number of shares, diluted	101,854,415	111,033,758	110,323,652	116,182,356	105,194,659

Diluted net (losses)/earnings per share attributable to Navios Holdings common stockholders	$(1.09)	$1.58	$0.37	$1.26	$0.66

Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$339,986	$470,567	$370,974	$349,965	$427,680
Total assets	2,919,613	2,941,462	2,913,824	3,676,767	2,935,182
Current liabilities, including current portion of long-term debt	149,767	189,376	252,003	201,603	196,080
Total long-term debt, including current portion	1,511,249	1,358,212	1,453,557	2,075,910	1,622,706
Navios Holdings’ stockholders’ equity	$1,065,695	$1,206,376	$1,059,106	$1,059,583	$925,480

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by/(used in) operating activities	$59,749	$228,644	$102,742	$188,641	$216,451
Net cash (used in)/provided by investing activities	(258,571)	12,453	(171,363)	(135,920)	(802,538)
Net cash provided by/(used in) financing activities	128,785	(154,325)	32,307	(19,244)	626,396
Book value per common share	10.22	11.68	10.34	10.43	9.17
Cash dividends per common share	0.24	0.30	0.25	0.24	0.27
Cash dividends per preferred share	200.0	201.1	200.0	345.52	52.35
Cash paid for common stock dividend declared	24,710	30,730	25,542	24,107	27,154
Cash paid for preferred stock dividend declared	1,696	1,705	1,696	2,930	429
Adjusted EBITDA(1)	$107,909	$399,483	$260,826	$356,126	$206,801

(1)	EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

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

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010	Year Ended December 31, 2009
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$59,749	$228,644	$102,742	$188,641	$216,451
Net (decrease)/increase in operating assets	(57,792)	50,687	77,023	(7,051)	(30,399)
Net decrease/(increase) in operating liabilities	27,087	18,016	(23,633)	20,578	(56,498)
Payments for drydock and special survey costs	12,119	14,461	12,769	9,337	3,522
Net interest cost	103,122	97,170	97,481	90,628	55,237
Provision for losses on accounts receivable	(630)	(17,136)	(239)	(4,660)	(2,237)
Gain on sale of assets/partial sale of subsidiary	18	323	38,822	55,432	20,785
Unrealized (loss)/gain on FFA derivatives, warrants, interest rate swaps	(69)	(124)	288	(12,882)	9,311
Loss on bond and debt extinguishment	(12,142)	—	(5,573)	—	—
(Losses)/earnings in affiliates and joint ventures, net of dividends received	(19,781)	7,519	(3,008)	(307)	1,355
Unrealized losses on available for sale securities	—	—	—	—	(13,778)
Compensation income	—	—	—	—	6,082
(Loss)/gain on change in control	—	—	(35,325)	17,742	—
Repurchase of convertible bond	—	—	—	3,799	—
Transaction expenses	—	—	—	(5,619)	—
Noncontrolling interest	(3,772)	(77)	(521)	488	(3,030)

Adjusted EBITDA	$107,909	$399,483	$260,826	$356,126	$206,801

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

Risks Associated with the Shipping Industry and Our Container and Drybulk Operations

The cyclical nature of the international container and drybulk shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our results of operations and financial condition.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2012 to December 31, 2013, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,336 and a high of $16,728. Additionally, during the period from January 1, 2012 to December 31, 2013, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $2,644 and a high of $42,211 and the Baltic Exchange Dry Index experienced a low of 647 points and a high of 2,337 points. Navios Holdings anticipates that the future demand for its drybulk carriers and drybulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia, and in the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Recent adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. The market supply of drybulk carriers has been increasing, as the number of drybulk carriers on order was recently near historic highs. These newbuildings were delivered in significant numbers starting at the beginning of 2006 and continued to be delivered in significant numbers through 2012. Newbuilding deliveries slowed throughout 2013. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate the recent decrease in charter rates or prolong the period during which low charter rates prevail. Continuous declines in demand for commodities transported in drybulk carriers or an increase in supply of drybulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2010 to 2013. From 2009 to 2010, there was improvement on the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements on other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2010 and 2011, while the Far East-to-Europe trade was positive in 2011 but turned negative in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. In 2013, worldwide trade volumes increased, but containership supply continued to exceed demand during the year as more large vessels were delivered. The oversupply in our market negatively affected time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2013, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which we seek to charter our containerships.

The demand for dry cargo vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance drybulk cargo or containers are to be moved by sea;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities, including piracy;

•	political, environmental and other regulatory developments;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

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

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances, the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece, Portugal and Cyprus have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services (“Standard and Poor’s”) and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and issued negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits at banks in Greece and other European countries, which may expose us to a loss of cash deposits or cash equivalents.

Furthermore, the United States and other parts of the world are exhibiting volatile economic trends and were recently in a recession. Despite signs of recovery, the outlook for the world economy remains uncertain. For example, the credit markets worldwide and in the U.S. have experienced significant contraction, de-leveraging and reduced liquidity, and the U.S. federal government, state governments and foreign governments have implemented and are considering a broad variety of governmental action and/or new regulation of the financial markets. Securities and futures markets and the credit markets are subject to comprehensive statutes, regulations and other requirements. The SEC, other regulators, self-regulatory organizations and exchanges are authorized to take extraordinary actions in the event of market emergencies, and may effect changes in law or interpretations of existing laws. Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These issues, along with the repricing of credit risk and the difficulties currently experienced by financial institutions have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Additionally, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. New banking regulations, including larger capital requirements and the resulting policies adopted by lenders, could reduce lending activities. We may experience difficulties obtaining financing commitments, including commitments to refinance our existing debt as payments come due under our credit facilities, in the future if lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets or new business acquisitions.

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

We could face risks attendant to changes in economic environments, changes in interest rates and instability in certain securities markets, among other factors. Major market disruptions and the uncertainty in market conditions and the regulatory climate in the U.S., Europe and worldwide could adversely affect our business or impair our ability to borrow amounts under any future financial arrangements. The current market conditions may last longer than we anticipate. These recent and developing economic and governmental factors could have a material adverse effect on our results of operations, financial condition or cash flows.

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

We have derived a significant part of our revenue from a small number of charterers. During the fiscal years ended December 31, 2013, 2012 and 2011, we derived approximately 22.9%, 24.6% and 20.2%, respectively, of our gross revenues from four customers.

If one or more of our charterers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a charterer exercises certain rights to terminate the charter, or if a charterer is unable to make its charter payments in whole or in part, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations. For the years ended December 31, 2013, 2012 and 2011, none of our customers accounted for more than 10% of the Company’s revenue.

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

Due to drybulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We may seek to manage and mitigate that risk through trading and complementary hedging activities in freight, tonnage and FFAs. We may be exposed to market risk in relation to our FFAs and could suffer substantial losses from these activities in the event that our expectations are incorrect. We may trade FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only), the North Sea area, including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect from August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA came into effect on January 1, 2013 and has been effective since January 1, 2014, and limits SOx, NOx and particulate matter emissions. California has also adopted more stringent low sulfur fuel requirements within California-regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

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

For our vessels, including those operated under our fleet, at present, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of February 10, 2014 had 74 contracting states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the Oil Pollution Act (“OPA”) establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the 113th Congress. On February 24, 2014, the Bureau of Ocean Energy Management (BOEM), which regulates offshore drilling, published a proposed change to its regulations that will allow for the agency to implement adjustments to the limitation amounts to account for inflation. With respect to offshore facilities, the $75 million limit has never been raised since OPA was enacted in 1990. Thus, if approved, the new regulations will give BOEM the authority to raise the $75 million dollar limit to approximately $134 million. There will be smaller periodic adjustments thereafter.

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

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change (“UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management plan (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group, which was expected to report back to its Marine Environment Protection Committee (“MEPC”) in late 2012. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for emissions for international shipping, to be set either by the UNFCCC or the IMO. At its 64 th session on October 1 to 5, 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 65th session, on May 13-17, 2013, the MEPC continued its work on developing technical and operational measures relating to energy efficiency measures for ships, following the January 1, 2013 entry into force, of the mandatory efficiency measures. Further measures were considered, including the use of a phased approach to implementation, and the MEPC is focusing its efforts on technical cooperation and capacity-building to ensure effective implementation and enforcement of the new regulations worldwide. Following an expert workshop, endorsed by the MEPC at its 64th session, MEPC 65 agreed to initiate a study regarding an updated greenhouse gas emissions estimate for international shipping, the outcome of which is due to be presented to the MEPC at its 66th session in March 2014. Although submissions were made regarding the market-based measures referred to above, discussions on that topic were suspended for a future session.

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

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the European Commission had stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However on October 1, 2012 it announced that it would propose measures to monitor verify and report on greenhouse-gas (GHG) emissions from the shipping sector in early 2013. On June 28, 2013, the European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU regulation which would establish an EU-wide system for the monitoring, reporting and verification (MRV) of carbon dioxide (CO2) emissions from large ships starting in 2018. The draft regulation is currently working its way through the various stages of the EU legislative process and will require approval from both the European Council and European Parliament before entering into force. This regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”) came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea (“SOLAS”) created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Security Code (“ISPS Code”). Among the various requirements are:

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

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented and will continue to implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea and the Gulf of Aden. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker in the Arabian Sea which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by our affiliate, Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation, the Nave Atropos, was attacked by a pirate action group in international waters off the coast of Yemen. The crew and the on-board security team successfully implemented a counter piracy action plan and standard operating procedures and deterred the attack with no consequences to the vessel or the crew. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 7.1 years, and most drybulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

We have grown our fleet and business significantly. We intend to continue to expand our fleet in the future. Our growth will depend on:

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

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics, which incorporates our anti-bribery and corruption policy may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

Our Chairman and Chief Executive Officer holds approximately 26% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Ms. Angeliki Frangou owns approximately 26% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase in total $20.0 million of our common stock (as of April 28, 2014, she had purchased approximately $10.0 million of the total $20.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business, or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2013, approximately 34.7% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net income for the year ended December 31, 2013 by $1.4 million.

For example, as of December 31, 2013, the value of the U.S. dollar as compared to the Euro decreased by approximately 4.0% compared with the respective value as of December 31, 2012. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

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

Because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in Greece, including our independent registered public accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies, including our independent registered public accounting firm, are required by the laws of the United States to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections to assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. The laws of certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries. Accordingly, the PCAOB is currently prevented from fully evaluating the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures. Unlike shareholders or potential shareholders of most U.S. public companies, our shareholders would be deprived of the possible benefits of such PCAOB inspections.

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

Risks Relating to Our Common Stock

Our stock price may be volatile, and investors in our common stock could lose all or part of their investment.

The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in our industry;

•	fluctuations in stock market prices and volumes;

•	issuance of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of new business or trade routes, acquisitions or joint ventures; and

•	the other factors discussed elsewhere in this Report.

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price an investor pays for our common stock in an offering. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material effect on our business, financial condition and operating results.

Risks Relating to Our Series G Preferred Stock and the Depositary Shares

Our Series G Preferred Stock is subordinated to our debt obligations, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series G Preferred Stock and by other transactions.

Our 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share (the “Series G Preferred Stock”), and represented by American Depositary Shares (the “Depositary Shares”), is subordinated to all of our existing and future indebtedness. As of December 31, 2013, our total debt was $1,511.2 million. We may incur additional debt under these or future credit facilities. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G Preferred Stock and the Depositary Shares.

The issuance of additional preferred stock on a parity with or senior to our Series G Preferred Stock would dilute the interests of the holders of our Series G Preferred Stock, and any issuance of any preferred stock senior to or on parity with our Series G Preferred Stock or additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series G Preferred Stock. No provisions relating to our Series G Preferred Stock protect the holders of our Series G Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series G Preferred Stock.

Our Series G Preferred Stock will rank pari passu with any other class or series of our capital stock established after the original issue date of the Series G Preferred Stock that is not expressly subordinated or senior to the Series G Preferred Stock (“Parity Securities”) as to the payment of dividends and amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Series G Preferred Stock and any Parity Securities are paid, any partial payment shall be made pro rata with respect to shares of Series G Preferred Stock and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time.

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series G Preferred Stock, and accordingly the Depositary Shares, as the case may be, following the payment of expenses and the establishment of any reserves.

We will pay quarterly dividends on the Series G Preferred Stock, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem the Series G Preferred Stock, and accordingly the Depositary Shares. The amount of cash we can use to pay dividends or redeem our Series G Preferred Stock and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of any cash reserves established by our board of directors;

•	restrictions under our credit facilities and other instruments and agreements governing our existing and future debt, including restrictions under our existing credit facilities and indentures governing our debt securities on our ability to pay dividends if an event of default has occurred and is continuing, or if the payment of the dividend would result in an event of default, and on our ability to redeem equity securities;

•	restrictions under Marshall Islands law as described below; and

•	our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry, our drybulk operations and the other factors described herein, many of which are beyond our control.

The amount of cash we generate from our operations may differ materially from our net income or loss for the period, which will be affected by noncash items, and our board of directors in its discretion may elect not to declare any dividends. We may incur other expenses or liabilities that could reduce or eliminate the cash available for distribution as dividends. As a result of these and the other factors mentioned above, we may pay dividends during periods when we record losses and may not pay dividends during periods when we record net income.

Our ability to pay dividends on and to redeem our Series G Preferred Stock, and therefore holders’ ability to receive payments on the Depositary Shares, is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on and redeem the Series G Preferred Stock only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series G Preferred Stock if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

The Series G Preferred Stock represent perpetual equity interests.

The Series G Preferred Stock represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series G Preferred Stock (and accordingly the Depositary Shares) may be required to bear the financial risks of an investment in the Series G Preferred Stock (and accordingly the Depositary Shares) for an indefinite period of time. In addition, the Series G Preferred Stock will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

Holders of Depositary Shares have extremely limited voting rights, will have even more limited rights than holders of the Series G Preferred Stock and may encounter difficulties in exercising some of such rights.

Voting rights of holders of Depositary Shares will be extremely limited. Our common stock is the only class of stock carrying full voting rights. Holders of the Series G Preferred Stock, and accordingly holders of the Depositary Shares, generally have no voting rights. However, (i) in the event that one quarterly dividend payable on the Series G Preferred Stock is in arrears (whether or not such dividend shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), we will use commercially reasonable efforts to obtain an amendment to our articles of incorporation to effectuate any and all such changes thereto as may be necessary to permit the Series G Preferred Shareholders to exercise the voting rights described in the following clause (ii)(x), and (ii) if and when dividends payable on the Series G Preferred Stock are in arrears for six or more quarterly periods, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then (x) if our articles of incorporation have been amended as described in the preceding clause (i), the holders of Series G Preferred Stock will have the right (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of securities on parity with the Series G Preferred Stock upon which like voting rights have been conferred and with which the Series G Preferred Stock voted as a class for the election of such director), and (y) if our articles of incorporation have not been amended as described in the preceding clause (i), then, until such amendment is fully approved and effective, the dividend rate on the Series G Preferred Stock shall increase by 25 basis points. There can be no assurance that any such amendment to our articles of incorporation will be approved by our common stockholders. Any such amendment to our articles of incorporation, if obtained, shall also provide that the right of such holders of Series G Preferred Stock to elect members of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series G Preferred Stock have been paid in full or sufficient funds for such payment have been declared and set apart for such purpose.

Furthermore, holders of the Depositary Shares may encounter difficulties in exercising any voting rights acquired by the Series G Preferred Stock for as long as they hold the Depositary Shares rather than the Series G Preferred Stock. For example, holders of the Depositary Shares will not be entitled to vote at meetings of holders of Series G Preferred Stock, and they will only be able to exercise their limited voting rights by giving timely instructions to The Bank of New York Mellon (the “Depositary”) in advance of any meeting of holders of Series G Preferred Stock. The Depositary will be the holder of the Series G Preferred Stock underlying the Depositary Shares and holders may exercise voting rights with respect to the Series G Preferred Stock represented by the Depositary Shares only in accordance with the deposit agreement (the “Deposit Agreement”) relating to the Depositary Shares. To the limited extent permitted by the Deposit Agreement, the holders of the Depositary Shares should be able to direct the Depositary to vote the underlying Series G Preferred Stock in accordance with their individual instructions. Nevertheless, holders of Depositary Shares may not receive voting materials in time to instruct the Depositary to vote the Series G Preferred Stock underlying their Depositary Shares. Also, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Depositary Shares or for the manner of carrying out such instructions. Accordingly, holders of Depositary Shares may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying Series G Preferred Stock is not voted as requested.

The Depositary Shares and the Series G Preferred Stock are relatively new issues of securities with no established trading markets. Various factors may adversely affect the price of the Depositary Shares.

The Depositary Shares and the Series G Preferred Stock are relatively new issues of securities with no established trading markets. Even though the Depositary Shares are listed on the New York Stock Exchange (the “NYSE”), there may be little or no secondary market for the Depositary Shares, in which case the trading price of the Depositary Shares could be adversely affected and a holder’s ability to transfer its securities will be limited. If an active trading market does develop on the NYSE, the Depositary Shares may trade at prices lower than the offering price and the secondary market may not provide sufficient liquidity. In addition, since the Series G Preferred Stock does not have a stated maturity date, investors seeking liquidity in the Depositary Shares will be limited to selling their Depositary Shares in the secondary market absent redemption by us. We do not expect that there will be any other trading market for the Series G Preferred Stock except as represented by the Depositary Shares.

One of the factors that will influence the price of the Depositary Shares will be the dividend yield on the Depositary Shares (as a percentage of the price of the Depositary Shares) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Depositary Shares to expect a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution. Accordingly, higher market interest rates could cause the market price of the Depositary Shares to decrease.

Other factors, some of which are beyond our control, will also influence the market prices of the Depositary Shares. Factors that might influence the market prices of the Depositary Shares include:

•	whether we declare or fail to declare dividends on the Series G Preferred Stock from time to time;

•	the market for similar securities;

•	our issuance of debt or preferred equity securities;

•	our creditworthiness;

•	our financial condition, results of operations and prospects; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the Depositary Shares that an investor purchases may trade at a discount to their purchase price.

The Series G Preferred Stock represented by the Depositary Shares has not been rated, and ratings of any other of our securities may affect the trading price of the Depositary Shares.

We have not sought to obtain a rating for the Series G Preferred Stock, and the stock may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Series G Preferred Stock or that we may elect to obtain a rating of our Series G Preferred Stock in the future. In addition, we have issued securities that are rated and may elect to issue other securities for which we may seek to obtain a rating. Any ratings that are assigned to the Series G Preferred Stock in the future, that have been issued on our outstanding securities or that may be issued on our other securities, if they are lower than market expectations or are subsequently lowered or withdrawn, could imply a lower relative value for the Series G Preferred Stock and could adversely affect the market for or the market value of the Depositary Shares. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series G Preferred Stock and the Depositary Shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series G Preferred Stock and the Depositary Shares may not reflect all risks related to us and our business, or the structure or market value of the Series G Preferred Stock and the Depositary Shares.

The amount of the liquidation preference of our Series G Preferred Stock is fixed and holders will have no right to receive any greater payment regardless of the circumstances.

The payment due upon liquidation is fixed at the liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of liquidation (whether or not declared). If in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders will have no right to receive or to participate in these amounts. Furthermore, if the market price for the Series G Preferred Stock is greater than the liquidation preference, holders will have no right to receive the market price from us upon our liquidation.

The Series G Preferred Stock is only redeemable at our option and investors should not expect us to redeem the Series G Preferred Stock on the date it becomes redeemable or on any particular date afterwards.

We may redeem, at our option, all or from time to time part of the Series G Preferred Stock on or after January 28, 2019. If we redeem the Series G Preferred Stock, holders of the Series G Preferred Stock will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). Any decision we may make at any time to propose a redemption of the Series G Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. In addition, investors might not be able to reinvest the money they receive upon redemption of the Series G Preferred Stock in a similar security or at similar rates. We may elect to exercise our partial redemption right on multiple occasions.

Holders of Depositary Shares may be subject to additional risks related to holding Depositary Shares rather than shares.

Because holders of Depositary Shares do not hold their shares directly, they are subject to the following additional risks, among others:

•	a holder of Depositary Shares will not be treated as one of our direct shareholders and may not be able to exercise shareholder rights;

•	distributions on the Series G Preferred Stock represented by the Depositary Shares will be paid to the Depositary, and before the Depositary makes a distribution to holder on behalf of the Depositary Shares, withholding taxes or other governmental charges, if any, that must be paid will be deducted;

•	we and the Depositary may amend or terminate the Deposit Agreement without the consent of holders of the Depositary Shares in a manner that could prejudice holders of Depositary Shares or that could affect their ability to transfer Depositary Shares, among others; and

•	the Depositary may take other actions inconsistent with the best interests of holders of Depositary Shares.

Risks Relating to Our Debt

We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under the notes.

As of December 31, 2013, we had $1,511.2 million in aggregate principal amount of debt outstanding of which $640.0 million was unsecured.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 8.125% Senior Notes due 2019 (the “2019 Notes”) and the indenture governing our 7.375% First Priority Ship Mortgage Notes issued on November 29, 2013 (the “2022 Notes”) do not fully prohibit us or our subsidiaries from doing so. The terms of the indentures governing 9 1/4% Senior Notes due 2019 (“the “Logistics Senior Notes”) of Navios South American Logistics (“Navios Logistics”) and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

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

The indenture governing the 2019 Notes, the indenture governing the 2022 Notes, the indentures governing the Logistics Senior Notes and our and Navios Logistics’ secured credit facilities contain certain change of control provisions. If we or Navios Logistics experience specified changes of control under our respective notes, we or Navios Logistics, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under our and Navios Logistics’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

If the recent volatility in the London InterBank Offered Rate, or LIBOR, continues, it could affect our profitability, earnings and cash flow.

LIBOR has recently been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. See also “Item 11 Qualitative and Quantitative Disclosures about Market Risk.”

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

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global drybulk commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

We have substantial equity investments in five companies, three of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2013, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two public companies that are accounted for under the equity method — Navios Maritime Acquisition Corporation (“Navios Acquisition”) and Navios Partners. As of December 31, 2013, we held 47.8% of the voting stock and 50.5% of the economic interest of Navios Acquisition and 21.6% of the equity interest in Navios Partners (including a 2.0% interest in the general partner of Navios Partners). As of such date, our investments in these two affiliated companies amounted to $330.2 million. Following the Navios Partners and Navios Acquisition public offerings in February 2014, Navios Holdings’ interest in Navios Partners was 20.0% (which includes a 2.0% general partner interest), and in Navios Acquisition was a 43.1% voting interest and a 45.8% economic interest.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2013, we received $10.1 million and $29.5 million in dividends from Navios Acquisition and Navios Partners, respectively. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $107.6 million and $7.8 million, respectively, in fiscal year 2013.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 13, 2013, Navios Holdings, through its sub-holding company Navios Holdings Europe Finance Inc., has entered into a loan agreement with Navios Acquisition Europe Finance Inc., Navios Partners Europe Finance Inc. and Navios Europe in an amount of up to $10.0 million to finance the acquisition of ten vessels. As of December 31, 2013, the outstanding amount relating to Navios Holdings portion of the investment in Navios Europe (47.5% of the $10.0 million) was $4.8 million and the receivable amount relating to working capital was $2.7 million.

During the year ended December 31, 2013, the Company received shares in relation to defaulted charter contracts of Korea Line Corporation (“KLC”), which were valued at fair value upon the day of issuance. As of December 31, 2013, the Company retained a total of 314,077 KLC shares, and their carrying amount was $7.7 million.

Our ownership interest in Navios Logistics, Navios Acquisition, Navios Partners, Navios Europe and KLC, the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Acquisition, Navios Partners and Navios Europe as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Europe and KLC for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (1) the length of time and the extent to which the fair value has been less than the carrying value, (2) their financial condition and near term prospects, and (3) our intent and our ability to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value. During the year ended December 31, 2013, we did not recognize any impairment loss in earnings.

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

In each of Navios Logistics’ businesses, a significant part of its revenues is derived from a small number of customers. For the year ended December 31, 2013, Navios Logistics’ two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of its revenues, respectively and Navios Logistics’ five largest customers accounted for approximately 56.4% of revenues. For the year ended December 31, 2012, Navios Logistics’ three largest customers, Vale, YPF and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of its revenues, respectively and Navios Logistics’ five largest customers accounted for approximately 56.4% of its revenues. For the year ended December 31, 2011, Navios Logistics’ three largest customers, Petrobras, Petropar and Axion Energy, accounted for 18.1%, 10.2% and 10.0% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 55.1% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels. The loss of any of its significant customers could materially adversely affect its results of operations.

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

A significant portion of Navios Logistics’ business is derived from the transportation, handling and storage of soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for its services. This would, in turn, negatively impact its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to effectively transport cargo on the rivers. For example, Navios Logistics was adversely affected by the decline in soybean production associated with the drought experienced mainly in the first quarter of 2011 throughout the main soybean growing areas of the Hidrovia. Low water levels, which began during the fourth quarter of 2011 and extended into 2012, also affected the volume carried. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for its services or its operations.

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

Navios Logistics’ capital expenditures during 2011, 2012 and 2013 were $70.6 million, $17.6 million and $61.5 million, respectively, used to acquire and/or pay installments for among others one product tanker, six pushboats, 142 barges and to expand Navios Logistics’ port terminal operations through the construction of one drying and conditioning facility, a new conveyor belt, new tanks and a silo. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these measures. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and/or infrastructure, Navios Logistics may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, or increase its working capital or capital expenditures, it might not be able to grow its business and its earnings could suffer. Furthermore, despite covenants under the indentures governing the Logistics Senior Notes and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness which would limit cash available for working capital and to service its indebtedness.

The failure of Petrobras to successfully implement its business plan for 2014-2018 could adversely affect our business.

During 2013, Petrobras announced its business plan for 2014-2018, which includes a projected capital expenditure budget of $220.6 billion between 2014 and 2018 and provides for an increase in drilling rigs, refining capacity and resultant fleet expenditures. In addition, in October 2013, the consortium under which Petrobas is the operator with a 40% ownership stake, was awarded a production sharing contract to explore and exploit oil and gas in Libra block, located in the Brazilian pre-salt areas (areas of rock accumulations which are found under the salt layer of the Brazilian coastline and have the potential for the generation of oil), which will require additional capital expenditures by Petrobras to explore and develop the areas covered by the production sharing contract. The production sharing contract as well as other agreements and Brazilian regulations require that Petrobras acquire a minimum level of goods and services from Brazilian providers. In addition, Brazilian law provides a preference for the utilization of Brazilian-flagged vessels in its cabotage trade. In May 2011, Navios Logistics also signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to Navios Logistics’ option to cancel the contracts if Navios Logistics is unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). Any failure to capitalize on Navios Logistics’ relationship with Petrobras could have a material adverse effect on its results of operations.

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off-the-shelf and, as a result, it may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to Navios Logistics.

Navios Logistics’ ports and its fleet may need spare parts in order to replace old or damaged parts in the normal course of its operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for Navios Logistics’ vessels and its ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts needed available immediately and may have to produce them when required. If this was the case, Navios Logistics vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for Navios Logistics.

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

The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for its vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, Navios Logistics’ vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for Navios Logistics. The average age of Navios Logistics’ six product tanker vessels is five years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Navios Logistics cannot assure you that, as its operational port equipment and vessels age, market conditions will justify those expenditures or enable Navios Logistics to operate its ports and vessels profitably during the remainder of their useful lives. If Navios Logistics sells such assets, it may have to sell them at a loss, and if clients no longer use its ports or charter-out its vessels due to their age, its results of operations could be materially adversely affected.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, Navios Logistics has available within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where Navios Logistics plans to expand its port facility and construct a port terminal for minerals and liquid cargo. In order to complete these projects, however, Navios Logistics needs to receive required authorization from several authorities. If these authorities deny Navios Logistics request for authorization, it will not be able to proceed with this project.

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

At December 31, 2013, Navios Logistics employed 368 land-based employees and approximately 613 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in its barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent its contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by its contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2013, 66% of its cabotage fleet and 69% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge and cabotage fleet was employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

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

The continuing rise in inflation and the Argentine government’s limited access to foreign financing may have material adverse effects on the Argentine economy.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high ever since. According to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC, the year-on-year inflation rate (as measured by changes in the consumer price index, or CPI), was 7.7%, 10.9%, 9.5%, 10.8% and 10.5% for 2009, 2010, 2011, 2012 and 2013, respectively. The reliability of INDEC’s statistics has been widely questioned due to the substantial disparity between its inflation rate and the higher rates calculated by independent economists. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, INDEC adopted an improved methodology for calculating the CPI in 2014. The CPI increase for January 2014 was calculated under the new methodology to be 3.7% — an annualized inflation rate of 44.4%.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively effect economic activity and employment levels. Since year-end 2013, the peso has fallen approximately 21% against the U.S. dollar according to the exchange rate published by the Banco de la Nación Argentina. While most of the client contracts of Navios Logistics’ Argentine subsidiaries are denominated in U.S. dollars, freight under those contracts is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Navios Logistics’ Argentine subsidiaries could be affected by inflation and exchange rate volatility in the future.

Additionally, Argentina has very limited access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Due to the lack of access to the international capital markets, the Argentine government continues to use the Argentine Central Bank’s foreign currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Argentina’s foreign currency reserves have declined significantly since the end of 2012. Without access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could materially adversely affect Argentina’s economic growth and public finances.

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

Future policies of the Argentine government may affect the economy as well as Navios Logistics’ operations.

In recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by YPF and its controlled or controlling entities, which have been declared of public interest. Recently, the Argentine Government made an offer to compensate Repsol YPF for approximately US$5 billion, which was accepted by the Board of Directors of Repsol YPF on February 25th, 2014, but which still has to be confirmed by the shareholders and by the Argentine Congress. It is unclear whether such expropriation policies will continue and to what extent they will affect the Argentine economy, and, as a result, Navios Logistics’ business, results of operations and financial condition.

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

For example the Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond our control, could have a material adverse effect on Navios Logistics. Additionally, the Brazilian government frequently implements changes to the Brazilian tax regime, including changes in prevailing tax rates and the imposition of temporary taxes, which may affect Navios Logistics.

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

Navios Logistics engages in regional commerce with a variety of entities. Although Navios Logistics’ operations expose it to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guarannies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2013, 2012 and 2011, approximately 55.9%, 50.4% and 48.5%, respectively, of Navios Logistics’ expenses were incurred in currencies other than the U.S. dollar. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of its transactions and expenses in the future may be denominated in currencies other than the U.S. dollar. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which Navios Logistics operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which Navios Logistics operates, its results of operations or financial condition could be materially adversely affected.

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

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected. In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of the common stock. See “Federal Income Tax Consequences — United States Federal Income Tax Considerations — United States Federal Income Taxation of U.S. Holders — Tax Treatment of Common Stock” for a more comprehensive discussion of the U.S. federal income tax consequences to U.S. stockholders if we are treated as a PFIC.

Item 4. Information on the Company

A. History and Development of the Company

The legal and commercial name of the Company is Navios Maritime Holdings Inc. The Company’s office and principal place of business is located at 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco, and its telephone number is (011) + (377) 9798-2140. The Company is a corporation incorporated under the Marshall Islands Business Corporations Act (“BCA”) and the laws of the Republic of the Marshall Islands. Trust Company of the Marshall Islands, Inc. serves as the Company’s agent for service of process, and the Company’s registered address, as well as address of its agent for service of process, is Trust Company Complex, Ajeltake Island P.O. Box 1405, Majuro, Marshall Islands MH96960.

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

Navios Asia

In May 2013, Navios Holdings formed Navios Asia LLC (“Navios Asia”) in partnership with a third party. Navios Holdings owns 51% and the third party owns 49% of Navios Asia.

Affiliates (not consolidated under Navios Holdings)

Navios Partners

Navios Partners is an international owner and operator of dry cargo vessels and engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C., or the general partner, a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

                On or prior to the closing of Navios Partners, initial public offerings, or IPO, in November 2007, Navios Holdings entered into certain agreements with Navios Partners: (a) a management agreement with Navios Partners pursuant to which Navios ShipManagement Inc., or the Manager, a wholly-owned subsidiary of Navios Holdings, provides Navios Partners with commercial and technical management services; (b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (c) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

Since the formation of Navios Partners, Navios Holdings sold in total ten vessels to Navios Partners (the Navios Hope, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Fulvia, the Navios Melodia, the Navios Pollux, the Navios Luz, the Navios Orbiter and the Navios Buena Ventura) and also sold the rights of Navios Sagittarius to Navios Partners. All vessels were sold in exchange of cash and 5,601,920 common units of Navios Partners in total. As of December 31, 2013, Navios Holdings’ interest in Navios Partners was 21.6% (including 2.0% general partner interest). Following Navios Partners’ offering in February 2014. Navios Holdings’ interest in Navios Partners decreased to 20.0% (which includes a 2.0% general partner interest).

Navios Acquisition

Navios Acquisition’s (NYSE:NNA) is an owner and operator of a large fleet of modern crude oil, refined petroleum product and chemical tankers providing world-wide marine transportation services.

Navios Acquisition strategy is to charter its vessels to international oil companies, refiners and large vessel operators under long, medium and short-term charters. Navios Acquisition is committed to providing quality transportation services and developing and maintaining long-term relationships with its customers.

On July 1, 2008, Navios Acquisition completed its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

On May 28, 2010, we entered into (a) a management agreement with Navios Acquisition pursuant to which Navios Tankers Management Inc. (the “Tankers Manager”) provides Navios Acquisition commercial and technical management services; (b) an administrative services agreement with the Tankers Manager pursuant to which the Tankers Manager provides Navios Acquisition administrative services and is in turn reimbursed for reasonable costs and expenses; and (c) an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s vessel acquisition, governing, among other things, competition and rights of first offer on certain types of vessels and businesses.

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

In February, May and September 2013, Navios Acquisition completed multiple offerings, including registered direct offerings and private placements to Navios Holdings and certain members of the management of Navios Acquisition, Navios Partners and Navios Holdings. A total of 94,097,529 shares were issued. As part of these offerings, Navios Holdings purchased in private placements an aggregate of 46,969,669 shares of Navios Acquisition common stock for $160.0 million. Following these offerings, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased and its economic interest in Navios Acquisition decreased.

As of December 31, 2013, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 47.8% and its economic interest in Navios Acquisition was 50.5%.

Following Navios Acquisition’s offering in February 2014, Navios Holdings’ has a 43.1% voting and a 45.8% economic interest.

Navios Europe

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe and have ownership interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127.8 million (which was funded with the proceeds of a $117.8 million senior loan facility (the “Senior Loan”) and loans aggregating $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71.9 million as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 9 to the Consolidated Financial Statements included elsewhere in this Annual Report.

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For over 50 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 7.2 years, consists of a total of 66 vessels, aggregating approximately 6.3 million dwt. Navios Holdings owns 11 Capesize vessels (169,000-181,000 dwt), 14 modern Ultra Handymax vessels (50,000-61,000 dwt), 16 Panamax vessels (70,000-84,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of six Ultra Handymax, one Handysize, 11 Panamax, and six Capesize vessels under long-term time charters, 17 of which are currently in operation, with the remaining seven newbuilding charter-in vessels scheduled for delivery on various dates through 2016. Navios Holdings has options to acquire 16 of the 24 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

                Navios Holdings also offers commercial and technical management services to Navios Partners’ and Navios Acquisition’s fleets. Navios Partners’ fleet is comprised of 14 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and five Container vessels. In October 2013, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (iv) $6,500 daily rate per Container vessel effective from the delivery through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Navios Acquisition’s fleet is comprised of 33 tankers and 11 VLCC vessels, and Navios Holdings will receive a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel.

Navios Holdings’ strategy and business model focuses on:

•	Operation of a high quality, modern fleet. Navios Holdings owns and charters-in a modern, high quality fleet, having an average age of approximately 7.2 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•	Pursuing an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 6.3 million dwt in tonnage, making Navios Holdings one of the largest independent drybulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 16 of the 24 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain favorable vessel acquisition terms as reflected in the purchase options contained in some of its long-term charters.

•	Utilize industry expertise to take advantage of market volatility. The drybulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, to generate profit from, such volatility.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•	The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 98.4% as of December 31, 2013, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

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

Competitive Advantages

Controlling approximately 6.3 million dwt (excluding Navios Logistics) in drybulk tonnage, Navios Holdings is one of the largest independent drybulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global drybulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios Holdings’ fleet were brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the drybulk markets.

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

In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the drybulk market on the basis of the following factors:

•	A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age, fuel economy and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2026, assuming minimum available charter extension periods are exercised) on attractive terms that allow Navios Holdings to charter-out the vessels at an attractive spread during strong markets and to weather down cycles in the market while maintaining low costs;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with access to future attractive long-term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels in Japan and South Korea to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking, providing efficiency and transparency in Navios Holdings’ owned fleet operations;

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America; and

•	An experienced management team with a strong track record of operational experience and a strong brand having a well established reputation for reliability and performance.

Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation.

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 42 owned vessels and 24 chartered-in vessels (16 of which have purchase options). The average age of the operating fleet is 7.2 years.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of 14 modern Ultra Handymax vessels, 11 Capesize vessels, 16 Panamax vessels and one Handysize vessel, whose technical specifications and youth distinguish them in the market, where, as of the beginning of 2014, over 11% of the industry’s drybulk vessels were 20 or more years old.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169

Navios Asia Fleet(3)

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596

Navios Asia Fleet to be Delivered(3)

Vessels	Vessel Type	Built	Estimated Delivery Date
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios TBN	Panamax	Q4 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-Term Fleet. In addition to the 42 owned vessels, Navios Holdings controls a fleet of six Capesize, 11 Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters, having an average age of approximately 6.0 years. In April 2013, Navios Holdings agreed to postpone the delivery dates of two chartered-in vessels, the Navios Felix and the Navios Venus. Of the 24 chartered-in vessels, 17 are currently in operation and seven are scheduled for delivery at various times through 2016, as set forth in the following table:

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Golden Heiwa	Panamax	2007	76,662	No
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option
Navios Venus	Ultra Handymax	Q1 2015	61,000	Yes
Navios Felix	Capesize	Q2 2016	180,000	Yes
Navios TBN	Panamax	Q2 2015	80,000	Yes
Navios TBN	Panamax	Q3 2015	82,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	84,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	51% ownership by Navios Holdings.

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

Exercise of Vessel Purchase Options

As of December 31, 2013, Navios Holdings executed purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered on various dates from November 30, 2005 until February 21, 2011. Navios Holdings currently has options to acquire nine of the 17 chartered-in vessels currently in operation and all of the seven long-term chartered-in vessels on order (on one of the 16 purchase options Navios Holdings holds a 50% initial purchase option).

Commercial Ship Management: Commercial management of Navios Holdings’ fleet involves identifying and negotiating charter party employment for the vessels. In addition to its internal commercial ship management capabilities, Navios Holdings uses the services of a related party, Acropolis Chartering & Shipping Inc. (“Acropolis”), based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers, and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’ vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management: Navios Holdings provides, through its subsidiaries, Navios ShipManagement Inc. and Navios Tankers Management Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’ and Navios Acquisition’s vessels under the terms of the management agreements between the parties. Based in Piraeus, Greece, Monaco and Singapore, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels in Japan and Korea to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.

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

•	Freight Rate Risk. Navios Holdings may use FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the drybulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings may enter into these FFAs through over-the-counter transactions and over LCH, the London Clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the Company’s commercial ship management strategy and policies. See “Risk Factors — Risks Associated with the Shipping Industry and Our Drybulk Operations — Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high credit quality collateralized corporations and financial institutions. Most importantly, Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure.

•	Interest Rate Risk. Navios Holdings may use from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See also item 11 “Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk.”

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 23.4% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 9.4% of its expenses related to operation of its Greek, Belgian and Monaco offices, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Drybulk Vessel Operations

                The international drybulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as Mitsui O.S.K. Lines Ltd., BHP Billiton, Cargill International S.A., GIIC, Louis Dreyfus Commodities, Baosteel, Glencore Grain, Swiss Marine, Mansel Ltd and Dampskibselskabet Norden. For the years ended December 31, 2013, 2012 and 2011, none of the customers accounted for more than 10% of the Company’s revenue.

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

Customers of Navios Logistics include affiliates of Archer Daniels Midland Company (“ADM”), Axion Energy (formerly known as Esso), Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. In its dry port facility in Uruguay, Navios Logistics has been serving three of its key global customers, ADM, Cargill and Louis Dreyfus, for more than 14 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has had long-term relationships with its global petroleum customers (such as Axion Energy, Petrobras Group, YPF and Shell) for more than 10 years on average. In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the year ended December 31, 2013, Navios Logistics’ two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 56.4% of its revenues. For the year ended December 31, 2012, Navios Logistics’ three largest customers, Vale, YPF and Axion Energy (formerly known as Esso), accounted for 18.5%, 11.5% and 11.5% of its revenues, respectively and its five largest customers accounted for approximately 56.4% of its revenues. For the year ended December 31, 2011, three of its largest customers, Petrobras, Petropar and Esso, accounted for 18.1%, 10.2% and 10.0% of its revenues, respectively.

Competition

The drybulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,730 independent drybulk carrier owners. The world’s active drybulk fleet consists of approximately 10,000 vessels, aggregating approximately 723 million dwt as of December 31, 2013. As a general principle, the smaller the cargo carrying capacity of a drybulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger drybulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

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

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, and limits SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (1% from July 2010 and 0.1% from January 1, 2015). At its 65th session, the MEPC considered and agreed to proposed draft amendments to MARPOL Annex VI regulation 13 on Nitrogen Oxides (NOx), to amend the date for the implementation of the so called “Tier III” standards within emission control areas (ECAs) to January 1, 2021, from the current effective date of January 1, 2016. NOx control requirements apply to installed marine diesel engines of over 130 kW output power, and different levels (Tiers) of control apply based on the ship’s construction date. Tier III controls apply only to specified ships while operating in ECAs designated to limit NOx emissions (currently the North American Emission Control Area and the United States Caribbean Sea Area). The draft amendments will be circulated for consideration at MEPC 66 in March 2014, with a view to adoption. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

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

However, as of February 10, 2014, the Convention has been ratified by 38 states, representing 30.38% of the global merchant shipping fleet’s gross tonnage, and its attendant compliance costs may therefore be anticipated in the foreseeable future.

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

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. That deadline has now expired and it remains to be seen what position the EU takes in this regard in the period ahead. As of January 31, 2013, the Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However, on October 1, 2012, the Commission announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector in early 2013. On June 28, 2013, the European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation which would establish an EU-wide system for the monitoring, reporting and verification (MRV) of carbon dioxide (CO2) emissions from large ships starting in 2018. The draft regulation is currently working its way through the various stages of the EU legislative process and will require approval from both the European Council and European Parliament before entering into force. This regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. This may be seen as indicative of an intention to maintain pressure on the international negotiating process. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

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

Vessels not covered by the CLC, including drybulk tankers, are subject to the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). The Bunker Convention was adopted by the IMO in 2001 and imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, (the “1976 Convention”), discussed below. The Bunker Convention entered into force on November 21, 2008 and as of February 10, 2014 had 74 contracting states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”), amended the OPA to require the owner or operator of any non tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. The OPA had currently limited liability of responsible parties to the greater of $1,000 per gross ton or $0.85 million per containership that is over 300 gross tons (subject to periodic adjustment for inflation).

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

On February 24, 2014, the Bureau of Ocean Energy Management (BOEM), which regulates offshore drilling, published a proposed change to its regulations that will allow for the agency to implement adjustments to the limitation amounts to account for inflation. With respect to offshore facilities, the $75 million limit has never been raised since OPA was enacted in 1990. Thus, if approved, the new regulations will give BOEM the authority to raise the $75 million dollar cap to approximately $134 million. There will be smaller periodic adjustments thereafter.

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

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with the OPA, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

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

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America Emission Control Area (ECA) standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards. Also under the CAA, the U.S. Coast Guard has since 1990 regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable U.S. state and federal regulations in the ports where our vessels call.

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

Furthermore, additional security measures could be required in the future which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to comply with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future which could have a significant financial impact on us.

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

Hull and Machinery and War Risk Insurance: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax, Handymax and Container vessel and $0.2 million per Capesize vessel for the hull and machinery insurance. There are no deductibles for the war risk insurance. We have also arranged increased value insurance for all of the owned vessels. Under the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of under-insurance.

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

Our protection and indemnity insurance coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under a pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, overspill protection has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, or $3.08 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event relating to any one vessel with a sub-limit of $2.0 billion for passengers.

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

Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, Navios Holdings arranges war loss of hire insurance to cover up to 270 days of detention/loss of time. There are no deductibles for the war loss of hire cover.

Credit Risk Insurance: With effect from March 25, 2014, the Company entered into an agreement to terminate the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4.0 million in cash direct from the credit default insurer during the second quarter of 2014. The Company is expected to receive an additional $7.2 million in the second quarter of 2014 from the settlement proceeds of a defaulted counterparty-related claim.

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

In January 2011, KLC filed for receivership, which is reorganization under South Korean bankruptcy law. Navios Holdings has reviewed the matter, as five vessels of its core fleet were chartered out to KLC. The contracts for these vessels have been terminated and the vessels have been rechartered to third parties for variable charter periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings. As of December 31, 2013 the Company has received payment in full for all its claims against KLC partly in cash and partly in shares.

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

Crewing and Shore Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish and Russian officers and Filipino, Georgian, Bulgarian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Navios Logistics crews its fleet with Argentinean, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

As of December 31, 2013, with respect to shore-side employees, Navios Holdings and its subsidiaries employ 156 employees in its Piraeus, Greece office, 11 employees in its New York office, nine employees in its Antwerp, Belgium office, two employees in its Monaco office and one employee in its Singapore office. Navios Logistics employs 38 employees in its Asuncion, Paraguay offices, with 45 employees at the port facility in San Antonio, Paraguay, 135 employees in the Buenos Aires, Argentina office, seven employees in its Montevideo, Uruguay office, with an additional 133 employees at the port facility in Nueva Palmira, Uruguay, and 10 employees at Hidronave S.A.’s Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates currently lease the following properties:

•	Navios ShipManagement Inc. and Navios Corporation lease approximately 3,882.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019.

•	On July 1, 2010, Kleimar N.V. signed a contract for the lease of approximately 632 square meters for its offices, pursuant to a lease that expires in 2019.

•	Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets a portion of the 34th floor in the building located at 825 Third Avenue, New York, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed on October 29, 2010 and expiring in 2019.

•	Navios Shipmanagement Inc. leases office space in Monaco pursuant to a lease that expires in June 2015.

Navios Logistics and its subsidiaries currently lease the following premises:

•

CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operate its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on

September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended in many occasions — incorporating new plots of land — until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at our request. Navios Logistics pays an annual fee of approximately $0.2 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped. Navios Logistics has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if we breach the terms of the agreement, or labor laws and social security contributions, and if Navios Logistics commit illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Energias Renovables del Sur S.A., an Uruguayan corporation and Nueva Palmira Free Zone direct user pursuant to an agreement with the Free Trade Zone Authority — General Trade Bureau of the Ministry of Economy and Finance.

•	CNSA also leases approximately 205 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Petrolera San Antonio S.A. leases approximately 655 square meters of space at Av. Aviadores del Chaco 1669 Edificio AYMAC, Asuncion, Paraguay, pursuant to a lease that expires in October 31, 2018.

•	Compañía Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2014

•	Hidronave S.A. leases approximately 195 square meters at Av. General Rondon 1473 Street, Corumba, Brazil, pursuant to a lease agreement that expires in March 2015.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compañía Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compañía Naviera Horamar S.A. leases approximately 1370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2016.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay. pursuant to a lease agreement that expires in November 2018.

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

Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns a premesis, the space of which is approximately 1,208 square meters and is located in Buenos Aires, Argentina 846 Avenida Santa Fe, Ciudad Autonoma.

Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

C. Organizational structure

Navios Holdings maintains offices in Piraeus, Greece, Antwerp, Belgium, New York, Monaco and Singapore. Navios Holdings’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries, while the operation and technical management of Navios Holdings’ owned vessels are conducted through wholly-owned subsidiaries of Navios Holdings. Navios Logistics maintains offices in Buenos Aires, Argentina, Asuncion, Paraguay, Montevideo, Uruguay and Corumba, Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and pushboats through its wholly-owned subsidiaries. Navios Logistics also owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrolera San Antonio S.A.

As of December 31, 2013, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned and Navios Asia and its subsidiaries, which is 51% owned. Navios Acquisition was a consolidated subsidiary from May 28, 2010 until its deconsolidation on March 30, 2011.

The table below sets forth Navios Holdings’ corporate structure as of December 31, 2013.

Subsidiaries included in the consolidation:

	Nature/	Effective Ownership	Country of	Statement of Operations
Company Name	Vessel Name	Interest	Incorporation	2013	2012	2011
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/Vessel Owning Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Company Name	Vessel Name	Interest	Incorporation	2013	2012	2011
Portorosa Marine Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 14/6	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 5/18
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/12 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/16 - 12/31
Tulsi Shipmanagement Co.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/20 - 12/31
Cinthara Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/28 - 12/31
Rawlin Services Co.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/3 - 12/31
Mauve International S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/16 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/17 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	2/23 - 12/31	—
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	06/04 - 12/31	—	—
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	05/14 - 12/31	—	—

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2013 was 21.6%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (voting and economic interest as of December 31, 2013 was 47.8% and 50.5%, respectively); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (ownership interest as of December 31, 2013 was 50.0%); and (iv) Navios Europe and its subsidiaries (ownership interest as of December 31, 2013 was 47.5%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2013, 2012 and 2011. All of these financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements, including the notes to those financial statements, for the years mentioned above which are included in this document.

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

Overview

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities, including iron ore, coal and grain. We technically and commercially manage our owned fleet, Navios Acquisitions’ fleet, Navios Partners’ fleet and Navios Europe’s fleet, and commercially manage our chartered-in fleet. Navios Holdings has in-house ship management expertise that allows it to oversee every step of ship management including the shipping operations throughout the life of the vessels and the superintendence of maintenance, repairs and drydocking.

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (“Kleimar”). Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize, Panamax and Handymax vessels used in the transportation of cargoes and has an extensive COA business.

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

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners. Navios Partners is an affiliate and not consolidated under Navios Holdings.

Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings. As of December 31, 2013, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 47.8% and its economic interest in Navios Acquisition was 50.5%.

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

In 2013, 2012 and 2011, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment.

The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was 12,304 per day for the year ended December 31, 2013. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying the (i) daily charter-in rate for each vessel by (ii) number of days the vessel is in operation for the year and (b) dividing such product by the total number of vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

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

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, and an upriver liquid port facility located in Paraguay. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Fleet Development

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 66 vessels totaling 6.3 million deadweight tons. The employment profile of the fleet as of April 28, 2014 is reflected in the tables below. The 53 vessels in current operation aggregate approximately 5.1 million deadweight tons and have an average age of 7.2 years. Navios Holdings has currently fixed 57.8% and 7.0% of the 2014 and 2015 available days, respectively, of its fleet (excluding vessels, which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreement of $131.4 million and $21.5 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels, which are utilized to fulfill COAs) is $13,600 and $16,914 for 2014 and 2015, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels, which are utilized to fulfil COAs) for 2014 is $13,357.

Vessels	Type	Built	DWT	Charter- out Rate(1)		Profit Share(5)	Expiration Date(2)
Navios Serenity	Handysize	2011	34,690	8,906		No	06/24/2014
Navios Ionian	Ultra Handymax	2000	52,067	10,925		No	06/29/2014
Navios Celestial	Ultra Handymax	2009	58,063	9,612		70% in excess of $8,000 basis Supramax Index Routes +8%	07/16/2015
Navios Vector	Ultra Handymax	2002	50,296	9,354		Average Supramax Index Routes	09/20/2014
Navios Horizon	Ultra Handymax	2001	50,346	11,400		No	06/20/2014
Navios Herakles	Ultra Handymax	2001	52,061	12,825		No	05/23/2014
Navios Achilles	Ultra Handymax	2001	52,063	12,825		No	05/29/2014
Navios Meridian	Ultra Handymax	2002	50,316	9,500		No	05/25/2014
Navios Mercator	Ultra Handymax	2002	53,553	11,163		No	05/15/2014
Navios Arc	Ultra Handymax	2003	53,514	11,875		No	08/14/2014
Navios Hios	Ultra Handymax	2003	55,180	9,354		100% in excess of $8,500 basis Supramax Index Routes	08/07/2015
Navios Kypros	Ultra Handymax	2003	55,222	8,550		No	05/11/2014
Navios Ulysses	Ultra Handymax	2007	55,728	9,975		No	05/09/2014
Navios Vega	Ultra Handymax	2009	58,792	10,423		100% in excess of $9,500 basis Supramax Index Routes +5%	03/22/2015
Navios Astra	Ultra Handymax	2006	53,468	12,588		No	05/28/2014
Navios Magellan	Panamax	2000	74,333	7,600		No	05/24/2014
Navios Star	Panamax	2002	76,662	7,790		No	05/04/2014
Navios Asteriks	Panamax	2005	76,801	—		—	—
Navios Centaurus	Panamax	2012	81,472	9,025		No	05/17/2014
Navios Avior	Panamax	2012	81,355	12,716		No	05/15/2014
Navios Galileo	Panamax	2006	76,596	14,250		No	11/15/2014
Navios Northern Star	Panamax	2005	75,395	11,400		No	05/16/2014
Navios Amitie	Panamax	2005	75,395	9,263		No	05/19/2014
Navios Taurus	Panamax	2005	76,596	9,263		No	05/24/2014
Navios Bonavis	Capesize	2009	180,022	47,400		No	05/08/2014
Navios Happiness	Capesize	2009	180,022	14,488		No	05/19/2014
Navios Lumen	Capesize	2009	180,661	10,450	(7)	No	05/09/2014
Navios Stellar	Capesize	2009	169,001	20,425		No	05/28/2014
Navios Phoenix	Capesize	2009	180,242	22,325		No	05/18/2014	(6)
Navios Antares	Capesize	2010	169,059	14,807		$10,000 plus 54% of the weighted average of the BCI average 4TC Index Routes	02/16/2015
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	14,250		105% excess of $15,000 basis Baltic Capesize Index 4TC	03/13/2015
Navios Altamira	Capesize	2011	179,165	23,000		No	07/04/2014
Navios Azimuth	Capesize	2011	179,169	23,750		No	09/12/2014

Navios Asia Fleet(8)

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share(5)	Expiration Date(2)
N Amalthia	Panamax	2006	75,318	12,113	No	12/23/2014
N Bonanza	Panamax	2006	76,596	13,538	No	01/12/2015

Navios Asia Fleet to be Delivered(8)

Vessels	Type	Built	Delivery Date
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015
Navios TBN	Panamax	2007	Q1 2015

Owned Fleet to be Delivered

Vessels	Type	Delivery Date	Deadweight (in metric tons)
Navios TBN	Panamax	Q4 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-term Chartered-in Fleet in Operation

Vessels	Type	Built	DWT	Purchase Option(3)		Charter-out Rate(1)		Expiration Date(2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	9,975		07/20/2014
Navios Primavera	Ultra Handymax	2007	53,464	Yes		12,825		08/06/2014
Navios Armonia	Ultra Handymax	2008	55,100	No		11,875		06/02/2014
Navios Apollon	Ultra Handymax	2000	52,073	No		9,058	(9)	08/14/2014
Navios Oriana	Ultra Handymax	2012	61,442	Yes		9,982	(11)	10/13/2014
Navios Mercury	Ultra Handymax	2013	61,393	Yes		10,125	(11)	09/25/2014
Navios Libra II	Panamax	1995	70,136	No		7,125		05/16/2014
Navios Altair	Panamax	2006	83,001	No		11,400		09/05/2014
Navios Esperanza	Panamax	2007	75,356	No		13,300		08/09/2014
Navios Marco Polo	Panamax	2011	80,647	Yes		7,838		05/18/2014
Navios Southern Star	Panamax	2013	82,224	Yes		7,478	(10)	10/14/2014
Navios Koyo	Capesize	2011	181,415	Yes		11,970		05/25/2014
Golden Heiwa	Panamax	2007	76,662	No				—
Beaufiks	Capesize	2004	180,310	Yes				—
Rubena N	Capesize	2006	203,233	No				—
King Ore	Capesize	2010	176,800	No				—
Navios Obeliks	Capesize	2012	181,415	Yes				—

Long-term Chartered-in Fleet to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Venus	Ultra Handymax	02/2015	Yes	61,000
Navios TBN	Panamax	04/2015	Yes	80,000
Navios TBN	Panamax	07/2015	Yes	82,000
Navios TBN	Panamax	11/2016	Yes	84,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios Felix	Capesize	04/2016	Yes	180,000

(1)	Daily rate net of commissions. These rates do not include insurance proceeds received upfront in November 2012 and March 2014.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Profit share based on applicable Baltic routes exceeding $/day rates listed.
(6)	Subject to COA of $45,500 per day for the remaining period until first quarter of 2015.
(7)	Amount represents daily rate of mitigation proceeds following the restructuring of the original charter.
(8)	51% ownership of Navios Holdings.
(9)	Profit sharing 100% in excess of $8,000 basis Supramax Index Routes.
(10)	Based on weighted average Panamax Index routes +17%.
(11)	Based on weighted average Supramax Index routes +10%.

Recent Developments

Credit Default Insurance Policy

With effect from March 25, 2014, the Company entered into an agreement to terminate the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4.0 million in cash direct from the credit default insurer during the second quarter of 2014. The Company is expected to receive an additional $7.2 million in the second quarter of 2014 from the settlement proceeds of a defaulted counterparty-related claim.

Issuances of American Depositary Shares Representing Preferred Stock

On January 28, 2014, Navios Holdings completed the sale 2,000,000 American Depositary Shares, each of which represents 1/100th of a share of the Company’s Series G Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share, priced at $25.00 per American Depositary Share. Dividends will be payable on the Series G Cumulative Redeemable Perpetual Preferred Stock at a rate of 8.75% per annum of the stated liquidation preference. The net proceeds of approximately $47.7 million from the offering (after deducting underwriting discounts and estimated offering expenses) will be used for general corporate purposes, including acquisition of vessels.

Fleet Developments

Acquisition of Two New Building Vessels

On January 26, 2014, Navios Holdings entered into agreements to purchase two drybulk vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, both to be built in Japan. The vessels’ acquisition prices are $31.8 million and $52.0 million, respectively. Both vessels are scheduled for delivery in the fourth quarter of 2015. The vessels will be financed with debt and cash from operations.

Chartered-in Five Vessels

In January 2014, Navios Holdings entered into agreements to charter-in five new building Japanese Kamsarmax vessels. The vessels are expected to be delivered between the second quarter of 2015 and the fourth quarter of 2016 and are chartered-in for periods from seven to ten years. Navios Holdings has purchase options on all of the vessels.

Dividend Policy

On February 17, 2014, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2013 of $0.06 per share of common stock. This dividend was paid on March 27, 2014 to stockholders of record on March 20, 2014. The declaration and payment of any further dividend remain subject to the discretion of the Board, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements, other debt obligations and such other factors as the Board may deem advisable.

Changes in Capital Structure

Issuances to Employees and Exercise of Options

During the year ended December 31, 2013, pursuant to the stock plan approved by the Board of Directors, 106,032, 29,243, 10,969 and 7,312 shares were issued following the exercise of options for cash.

On December 11, 2013, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 856,437 shares of restricted common stock, 30,000 restricted stock units and 674,809 stock options.

During the year ended December 31, 2012, pursuant to the stock plan approved by the Board of Directors, 29,251 shares were issued following the exercise of options for cash.

On December 20, 2012, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 801,028 shares of restricted common stock, 31,000 restricted stock units and 1,344,357 stock options.

Vested, Surrendered and Forfeited

During the years ended December 31, 2013 and 2012, 21,463 and 24,932 restricted stock units, issued to the Company’s employees have vested, respectively.

During the years ended December 31, 2013 and 2012, 12,452 and 9,166 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Share Repurchase Program: On November 14, 2008, the Board of Directors approved a share repurchase program authorizing the purchase of up to $25.0 million of Navios Holdings’ common stock pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. There were no shares repurchased during the year ended December 31, 2013 and 2012. During the year ended December 31, 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million.

Following the issuances, repurchases and cancellations of the shares described above, as of December 31, 2013, Navios Holdings had 104,261,029 shares of common stock and 8,479 shares of preferred stock outstanding.

Navios Logistics

On April 22, 2014, Navios Logistics and Navios Logistics Finance (US) Inc. completed the sale of $375.0 million of its 7.25% senior notes due 2022 (the “2022 Logistics Notes”). The net proceeds of this offering were used (i) to fund its current tender offer and consent solicitation for certain outstanding notes and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of any related fees and expenses and any redemption premium, and (iii) for general corporate purposes.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a construction price of $7.4 million each. These pushboats are expected to be delivered in the first quarter of 2015.

On January 2, 2014, Navios Logistics took delivery of three second-hand pushboats that were acquired during the second quarter of 2013, for a total consideration of $20.3 million.

Navios Asia

In January, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17.5 million, of which $6.3 million was paid from the Company’s and noncontrolling shareholders’ cash and $11.3 million was financed through a loan.

Navios Partners

In February 2014, Navios Partners completed a public offering of 6,325,000 common units, including the full exercise of the underwriters’ overallotment option at $17.30 per unit, and raised net proceeds of approximately $106.7 million. Navios Holdings paid $2.2 million in order to retain its 2.0% general partner interest. Following this offering, Navios Holdings owns 20.0% of Navios Partners (which includes a 2.0% general partner interest).

The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2013 of $0.4425 per unit. On February 14, 2014, Navios Holdings received $7.4 million representing the cash distribution from Navios Partners for the fourth quarter of 2013.

Navios Acquisition

On February 20, 2014, Navios Acquisition closed a public offering of 14,950,000 shares of its common stock, including the full exercise of the underwriters’ overallotment option at a price of $3.85 per share, raising gross proceeds of $57.6 million. Following this offering, Navios Holdings’ has a 43.1% voting and a 45.8% economic interest in Navios Acquisition following the exercise of the underwriters’ overallotment option.

On January 7, 2014, Navios Holdings received $3.6 million from Navios Acquisition representing the cash dividend for the third quarter of 2013.

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

Navios Holdings believes that the important measures for analyzing trends in its results of operations consist of the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.3 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days is the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days is the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels data is the available days of the fleet divided by the number of the calendar days in the period.

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

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

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

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 7.6 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, Contracts of Affreightment and Forward Freight Agreements (COAs and FFAs)

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic backhaul cargo contracts.

Navios Holdings may enter into drybulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including drybulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed during 2011, 2012, and 2013 or in 2014, or were active during those periods. LCH calls for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH. At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH are determined from the LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for these types of charters, management does not identify expenses, profitability or other financial information for these charters. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments from which it derives its revenues, Drybulk Vessel Operations and Logistics Business. The Drybulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. For Navios Holdings’ reporting purposes, Navios Logistics is considered as one reportable segment, the Logistics Business segment. The Logistics Business segment consists of Navios Holdings’ port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 20 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2013 and 2012 and was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2013 and 2012.

(In thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	$512,279	$616,494
Time charter, voyage and logistics business expenses	(244,412)	(269,279)
Direct vessel expenses	(114,074)	(117,790)
General and administrative expenses	(44,634)	(51,331)
Depreciation and amortization	(98,124)	(108,206)
Provision for losses on accounts receivable	(630)	(17,136)
Interest income	2,299	2,717
Interest expense and finance cost, net	(110,805)	(106,196)
Loss on derivatives	(260)	(196)
Gain on sale of assets	18	323
Loss on bond and debt extinguishment	(37,136)	—
Other income	17,031	189,239
Other expense	(10,447)	(10,993)

(Loss)/income before equity in net earnings of affiliated companies	$(128,895)	$127,646
Equity in net earnings of affiliated companies	19,344	48,228

(Loss)/income before taxes	$(109,551)	$175,874
Income tax benefit/(expense)	4,260	(312)

Net (loss)/income	$(105,291)	$175,562
Less: Net income attributable to the noncontrolling interest	(3,772)	(77)

Net (loss)/income attributable to Navios Holdings common stockholders	$(109,063)	$175,485

Set forth below are selected historical and statistical data for Navios Holdings (excluding Navios Logistics) for each of the years ended December 31, 2013 and 2012 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2013	2012
FLEET DATA
Available days	19,364	17,589
Operating days	19,062	17,273
Fleet utilization	98.4%	98.2%
Equivalent vessels	53	48
AVERAGE DAILY RESULTS
Time Charter Equivalents	$12,029	$18,167

During the year ended December 31, 2013, there were 1,775 more available days as compared to 2012, due to (i) an increase in available days for owned vessels of 669 days, mainly due to the delivery of the Navios Taurus, Navios Galileo, Navios Amitie, Navios Northern Star and N Amalthia in the second half of 2013; and (ii) an increase in short-term charter-in fleet available days of 1,415 days. This increase was partially offset by a decrease in the long-term charter-in fleet available days of 309 days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2013 was $12,029 per day, which was $6,138 per day lower than the rate achieved in 2012. This was due primarily to (i) the decline in the freight market during 2013 as compared to the same period in 2012 and (ii) the impact of the accounting treatment of the one-time upfront cash payment received in connection with the credit default insurance restructuring, whereby revenues attributable to defaulted charterers that would have been previously recognized over the life of those charters, were recorded immediately within “Other income”.

Revenue: Revenue from drybulk vessel operations for the year ended December 31, 2013 was $275.2 million as compared to $369.5 million for the same period during 2012. The decrease in drybulk revenue was mainly attributable to a decrease in the TCE per day by 33.8% to $12,029 per day in the year ended December 31, 2013, as compared to $18,167 per day in the same period of 2012. This decrease was partially offset by an increase in available days of 1,775.

Revenue from the logistics business was $237.1 million for the year ended December 31, 2013 as compared to $247.0 million for the year ended December 31, 2012. This decrease was mainly attributable to a decrease in the Paraguayan liquid port’s volume of products sold. This decrease was partially offset by an increase in (i) rates, storage and other fees in the dry port terminal; and (ii) rates in the cabotage fleet.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $24.9 million or 9.2% to $244.4 million for the year ended December 31, 2013, as compared to $269.3 million for the year ended December 31, 2012.

The time charter and voyage expenses from drybulk operations decreased by $3.3 million or 2.0% to $159.2 million for the year ended December 31, 2013, as compared to $162.5 million for the year ended December 31, 2012. This was primarily due to a decrease in voyage expenses mainly relating to bunker expenses, partially mitigated by an overall increase in charter-in fleet available days (as discussed above).

Of the total amounts for the years ended December 31, 2013 and 2012, $85.2 million and $106.8 million, respectively, were related to Navios Logistics. The decrease in Navios Logistics was mainly due to (a) decrease in the volume of products sold in the liquid port in Paraguay; and (b) decrease of charter-in expenses due to the acquisition, in the third quarter of 2012, of one pushboat and six tank barges, which were previously chartered-in. This overall decrease was partially mitigated by (a) an increase in expenses attributable to the port operation as a result of the increased operations in the dry port; and (b) an increase in the expenses under spot trips for the cabotage vessels.

Direct Vessel Expenses: Direct vessel expenses decreased by $3.7 million, or 3.2%, to $114.1 million for the year ended December 31, 2013, as compared to $117.8 million for the year ended December 31, 2012. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

The direct vessel expenses from drybulk operations decreased by $9.0 million, or 19.2%, to $38.0 million for the year ended December 31, 2013, as compared to $47.0 million for the year ended December 31, 2012. This decrease was mainly attributable to a decrease in spares, repairs and maintenance.

Of the total amounts for the years ended December 31, 2013 and 2012, $76.1 million and $70.8 million, respectively, related to Navios Logistics. The increase in Navios Logistics was mainly due to an increase in the expenses of the barge business mainly attributable to higher repair and maintenance and crew costs.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Payroll and related costs(1)	$25,019	$24,912
Professional, legal, audit fees and other(1)	3,856	5,731
Navios Logistics(2)	14,617	14,844

Sub-total	43,492	45,487
Credit risk insurance	1,142	5,844

General and administrative expenses	$44,634	$51,331

(1)	Excludes the logistics business.
(2)	Includes $0.6 million administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics.

The decrease in general and administrative expenses by $6.7 million, or 13.1%, to $44.6 million for the year ended December 31, 2013, as compared to $51.3 million for the year ended December 31, 2012, was mainly attributable to (a) $4.7 million decrease in credit risk insurance fees following the restructuring of the credit default insurance in 2012; (b) $1.9 million decrease in professional, legal audit fees and other; and (c) $0.2 million decrease in general and administrative expenses attributable to the logistics business. The overall decrease was partially offset by a $0.1 million increase payroll and other related costs.

Depreciation and Amortization: For the year ended December 31, 2013, depreciation and amortization decreased by $10.1 million to $98.1 million, as compared to $108.2 million for the year ended December 31, 2012. The decrease was primarily due to a decrease in (i) depreciation and amortization in the logistics business by $3.6 million mainly due to the decrease of the amortization of intangible assets allocated to the barge business which were fully amortized in 2012; and (ii) depreciation and amortization of drybulk vessels by $6.5 million mainly due to a (a) $0.3 million decrease in depreciation following the change in scrap rates (See also “F. Contractual Obligations as at December 31, 2013 — Critical Accounting Policies” section) partially mitigated by an increase in depreciation and amortization following the new deliveries in the second half of 2013, and (b) $6.2 million decrease in amortization of favorable/unfavorable leases mainly resulting from the redelivery of charter-in vessels in the fourth quarter of 2012.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2013, provision for losses on accounts receivable decreased by $16.5 million to $0.6 million, as compared to $17.1 million for the year ended December 31, 2012. The decrease is mainly due to drybulk operations and is a result of provisions for defaulted charterers including the effect of the credit default insurance restructuring in 2012. For the years ended December 31, 2013 and 2012, the provision for losses on accounts receivable related to the logistics business was $0.6 million and $0.8 million, respectively.

Interest income: Interest income decreased by $0.4 million to $2.3 million for the year ended December 31, 2013, as compared to $2.7 million for the same period in 2012. This decrease was attributable to (a) a $0.2 million decrease in interest income of drybulk vessel operations; and (b) a $0.2 million decrease in interest income of the logistics business.This decrease was mainly attributable to the decrease in cash balances.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the year ended December 31, 2013 increased by $4.6 million, or 4.3%, to $110.8 million, as compared to $106.2 million in the same period of 2012. This increase was due to a $5.1 million increase in interest expense and finance cost of the logistics business mainly due to the issuance of $90.0 million Additional Logistics Senior Notes (as defined below) in March 2013. This increase was partially offset by a $0.5 million decrease in interest expense and finance cost, net of drybulk vessel operations.

Loss on Derivatives: The loss from derivatives increased by $0.1 million to $0.3 million for the year ended December 31, 2013, as compared to $0.2 million for the same period in 2012. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods.

Gain on Sale of Assets: The gain on sale of assets for the year ended December 31, 2013 was $0, as compared to $0.3 million for the same period in 2012, which resulted from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012.

Loss on Bond and Debt Extinguishment: On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). From the net proceeds of the offering Navios Holdings repaid in full the $488.0 million of the 8.875% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”) and $123.3 million of senior secured debt . The effect of this early repayment was the recognition of a $37.1 million loss in the statement of income, which comprises a $12.1 million loss relating to the accelerated amortization of unamortized deferred finance costs and a $25.0 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

Other Income: Other income decreased by $172.2 million to $17.0 million for the year ended December 31, 2013, as compared to $189.2 million for the year ended December 31, 2012. This decrease was mainly due to a $186.3 million decrease of other income of drybulk vessel operations as a result of the credit default insurance restructuring (see Note 25 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2012, included elsewhere in this document) and (b) a $1.3 million decrease in other income of Navios Logistics. This decrease was partially offset by a $15.3 million increase in miscellaneous income, of which $15.0 million is attributable to income recorded from the full settlement of KLC’s claims. See “B. Business Overview — Legal Proceedings” for more information on KLC.

Other Expense: Other expense decreased by $0.5 million to $10.5 million for the year ended December 31, 2013, as compared to $11.0 million for the year ended December 31, 2012. This decrease was mainly attributable to a $1.2 million decrease in other expenses of the logistics business mainly due to lower other-than-income taxes and decreased expenses from foreign exchange differences as a result of a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the countries where Navios Logistics conducts its barge and cabotage business operations. This decrease was partially offset by a $0.7 million increase in other expenses of drybulk operations mainly due to increase in miscellaneous expenses relating to voyages.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $28.9 million, or 60.0%, to $19.3 million for the year ended December 31, 2013, as compared to $48.2 million for the same period in 2012. This decrease was mainly due to a $23.1 million decrease in investment income, and a $5.8 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners. The $23.1 million decrease in investment income was mainly due to (a) a $19.7 million negative contribution relating to Navios Acquisition ($6.2 million of losses as a result of the issuance of shares following Navios Acquisition’s offerings during 2013, which qualified as sale of shares and a $13.5 million decrease in equity in losses); and (b) a $3.4 million decrease in investment income from Navios Partners, mainly due to a $9.9 million decrease in equity in earnings from Navios Partners, partially offset by $6.5 million of gains as a result of the issuance of shares following Navios Partners’ offerings during 2013, which qualified as sales of shares.

Navios Holdings’ ownership in Navios Partners and Navios Acquisition decreased following Navios Partners’ offerings in February and September of 2013 and Navios Acquisition’s offerings in February, May and September of 2013. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Item 7.B. Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced.

Income Tax Benefit/(Expense): Income tax benefit increased by $4.6 million to a $4.3 million benefit for the year ended December 31, 2013, as compared to a $0.3 million expense for the year ended December 31, 2012. The total change in income taxes was mainly attributable to the logistics business due to the merging of certain subsidiaries in Paraguay affecting the port terminal business and the barge business in 2013. This change was partially offset by an increase in income taxes of the cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $3.7 million to $3.8 million for the year ended December 31, 2013, as compared to $0.1 million for the same period in 2012. This increase was mainly attributable to logistics business higher net income for the year ended December 31, 2013 compared to the same period in 2012.

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

Direct vessel expenses from tanker vessel operations was $7.6 million for the year ended December 31, 2011.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Payroll and related costs(1)	$24,912	$22,906
Professional, legal and audit fees(1)	4,862	5,958
Navios Logistics(2)	14,844	13,662
Navios Acquisition	—	1,026
Other(1)	869	513

Sub-total	45,487	44,065
Credit risk insurance	5,844	8,787

General and administrative expenses	$51,331	$52,852

(1)	Excludes the logistics and tanker vessel businesses.
(2)	Includes $0.6 million of administrative management services provided by Navios Holdings as per the administrative agreement with Navios Logistics.

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

Provision for Losses on Accounts Receivable: For the year ended December 31, 2012, provision for losses on accounts receivable increased by $16.9 million to $17.1 million, as compared to $0.2 million for the year ended December 31, 2011. The increase derives mainly from the recognition of $17.1 million of bad debt expense during 2012, which relates mainly to (i) $4.6 million of receivable balances from various defaulted charterers that are no longer covered by the Company’s credit default insurance following its restructuring; and (ii) $12.5 million of receivable balances from charterers whose financial condition and creditworthiness deteriorated during the period causing the Company to determine that these receivables may no longer be recoverable. For the years ended December 31, 2012 and 2011, the provision for losses on accounts receivable related to the logistics business was $0.8 million and $0.5 million, respectively.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net for the year ended December 31, 2012 decreased by $1.0 million or 0.9% to $106.2 million, as compared to $107.2 million in the same period of 2011. This decrease was due to an $8.7 million decrease in interest expense and finance cost attributable to Navios Acquisition as a result of its deconsolidation. This decrease was partially offset by (a) a $4.7 million increase in interest expense and finance cost o mainly as a result of (i) the $88.0 million 2017 Notes issued in July 2012 and (ii) increased amortization of deferred finance costs; and (b) a $3.0 million increase in interest expense and finance cost attributable to Navios Logistics following the issuance of the Existing Logistics Senior Notes in April 2011.

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

Loss on Bond and Debt Extinguishment: In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem all of the 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. As a result of such transaction, Navios Holdings recorded expenses from bond extinguishment of $21.2 million.

Other Income: Other income increased by $187.6 million to $189.2 million for the year ended December 31, 2012, as compared to $1.6 million for the year ended December 31, 2011. This increase was mainly due to (a) a $186.3 million of other income of drybulk vessel operations as a result of the credit default insurance restructuring (see Note 25 to the audited consolidated financial statements of Navios Holdings for the year ended December 31, 2012, included elsewhere in this document); and (b) a $0.9 million increase in other income of Navios Logistics.

Other Expense: Other expense decreased by $2.0 million to $11.0 million for the year ended December 31, 2012, as compared to $13.0 million for the year ended December 31, 2011. This decrease was mainly attributable to (a) a $1.0 million decrease in miscellaneous expenses mainly relating to voyages; and (b) a $1.0 million decrease in other expenses of Navios Logistics mainly due to (i) lower taxes other-than-income taxes and (ii) decreased expenses from foreign exchange differences as a result of favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the countries where Navios Logistics conducts its barge business operations.

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

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”) (see also “Item 7.B. Related Party Transactions”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. Besides, the Company recognizes gains and losses in earnings for the issuance of shares by its affiliates, provided that the issuance of shares qualifies as a sale of shares.

Income Tax (Expense)/ Benefit: Income tax increased by $0.4 million to a $0.3 million expense for the year ended December 31, 2012, as compared to a $0.1 million benefit for the year ended December 31, 2011. The main reason was the decrease in income from deferred tax of Navios Logistics.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $0.4 million to $0.1 million for the year ended December 31, 2012, as compared to $0.5 million for the same period in 2011. This decrease was due to a $0.6 million decrease income attributable to the noncontrolling interest in Navios Logistics mainly due to the acquisition of the noncontrolling interests of its joint ventures on July 25, 2011. This decrease was partially offset by a $0.2 million decrease in loss attributable to the noncontrolling interest in Navios Acquisition as a result of the deconsolidation of Navios Acquisition on March 30, 2011.

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for approximately $238.1 million, or 46.5%, of our total revenue, $9.4 million, or 8.6%, of our total net loss and approximately $56.8 million, or 52.6%, of Adjusted EBITDA, in each case for the year ended December 31, 2013. Our non-guarantor subsidiaries accounted for approximately $252.1 million, or 40.9%, of our total revenue, $3.9 million, or 2.2%, of our total net income and approximately $53.7 million, or 13.4%, of Adjusted EBITDA, in each case for the year ended December 31, 2012. Our non-guarantor subsidiaries accounted for approximately $280.6 million, or 40.7%, of our total revenue, $11.0 million, or 26.9%, of our total net income and approximately $71.7 million, or 27.5%, of Adjusted EBITDA, in each case, for the year ended December 31, 2011.

B. Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders and issuance of debt and bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of credit facilities and payments of dividends. Navios Holdings anticipates that cash on hand, internally generated cash flows and borrowings under the existing credit facilities will be sufficient to fund the operations of the fleet and the logistics business, including working capital requirements. However, see “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million. There were no shares repurchased during the year ended December 31, 2013 and 2012. Since the initiation of the program, 981,131 shares have been repurchased for a total consideration of $2.0 million.

The following table presents cash flow information for each of the years ended December 31, 2013, 2012 and 2011.

(in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Net cash provided by operating activities	$59,749	$228,644	$102,742
Net cash (used in)/provided by investing activities	(258,571)	12,453	(171,363)
Net cash provided by/(used in) financing activities	128,785	(154,325)	32,307

(Decrease)/increase in cash and cash equivalents	(70,037)	86,772	(36,314)
Cash and cash equivalents, beginning of year	257,868	171,096	207,410

Cash and cash equivalents, end of year	$187,831	$257,868	$171,096

Cash provided by operating activities for the year ended December 31, 2013 as compared to the cash provided by operating activities for the year ended December 31, 2012:

Net cash provided by operating activities decreased by $168.9 million to $59.7 million for the year ended December 31, 2013, as compared to $228.6 million for the year ended December 31, 2012. In determining net cash provided by operating activities, net (loss)/income is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Net (loss)/income	$(105,291)	$175,562
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	98,124	108,206
Amortization and write-off of deferred financing costs	5,384	6,309
Amortization of deferred drydock and special survey costs	9,581	7,289
Provision for losses on accounts receivable	630	17,136
Unrealized loss on FFA derivatives	69	124
Share based compensation	5,021	4,712
Gain on sale of assets	(18)	(323)
Loss on bond and debt extinguishment	12,142	—
Income tax (benefit)/expense	(4,260)	312
Equity in affiliates, net of dividends received	19,781	(7,519)

Net income adjusted for non-cash items	$41,163	$311,808

Accounts receivable, net, increased by $0.5 million from $85.7 million at December 31, 2012 to $86.2 million at December 31, 2013. The increase was primarily due to a $13.9 million increase in accounts receivable from charterers and other receivables. This increase was partially offset by: (a) a $7.6 million decrease in accounts receivable of Navios Logistics mainly due to timely collection of outstanding invoices; and (b) a $5.8 million increase in accounts receivables reserves.

Amounts due from affiliate companies, including current and non-current portion, decreased by $95.0 million from $108.5 million for the year ended December 31, 2012 to $13.5 million for the year ended December 31, 2013. This decrease was due to (a) a $21.3 million receipt of management and administrative fees and other expenses from Navios Partners; and (b) a $75.1 million receipt of management and administrative fees, other expenses and reimbursement for drydocking costs from Navios Acquisition. This decrease was partially offset by a $1.4 million increase in accounts receivable from Navios Europe.

Inventories decreased by $5.0 million from $31.6 million at December 31, 2012 to $26.6 million at December 31, 2013. The decrease was primarily due to a $5.6 million decrease in inventories of Navios Logistics mainly attributable to a decrease in petroleum products inventories in the liquid port. This decrease was partially offset by a $0.6 million increase in inventories on board of our drybulk vessels.

Prepaid expenses and other current assets increased by $9.1 million from $19.9 million at December 31, 2012 to $29.0 million at December 31, 2013. The main reason for the increase was: (a) a $5.3 million increase in accounts receivable claims; (b) a $7.4 million increase in prepaid voyage and operating costs; and (c) a $0.7 million increase in prepaid taxes and advances to agents. This increase was partially offset by (a) a $2.8 million decrease in other assets; (b) a $1.3 million decrease in short-term derivative assets; and (c) a $0.2 million decrease in prepaid expenses and other currents assets of Navios Logistics mainly due to decrease in claims and other current assets.

Other long term assets decreased by $4.0 million from $9.5 million at December 31, 2012 to $5.5 million at December 31, 2013. The main reason for the decrease was: (a) a $4.9 million decrease in long-term receivables from charterers; and (b) a $0.3 million decrease in long-term prepaid hire. This decrease was partially offset by a $1.2 million increase in other long-term assets of Navios Logistics.

Accounts payable decreased by $12.2 million from $63.9 million at December 31, 2012 to $51.7 million at December 31, 2013. The primary reasons for the decrease were (a) a $14.8 million decrease in accounts payable of Navios Logistics; (b) a $2.9 million decrease in accounts payable to bunkers and lubricants suppliers; and (c) a $7.6 million decrease in accounts payable relating to utilities and other service providers, repairers and legal, audit and consulting services. This decrease was mitigated by (a) a $4.7 million increase in accounts payable to headowners; (b) a $3.5 million increase in accounts payable to suppliers; (c) a $3.3 million increase in accounts payable to insurers; and (d) a $1.6 million increase in accounts payable relating to brokers and other accounts payable.

Accrued expenses decreased by $11.5 million to $64.2 million at December 31, 2013 from $75.7 million at December 31, 2012. The primary reasons for the decrease were (a) a $3.4 million decrease in accrued interest; (b) a $8.0 million decrease in accrued voyage expenses; (c) a $4.2 million decrease in accrued estimated losses on uncompleted voyages; (d) a $0.6 million decrease in accrued expenses relating to payroll; and (e) $0.1 million decrease in accrued professional fees. This decrease was partially offset by (a) a $2.4 million increase in accrued running costs; (b) a $0.5 million increase in accrued audit fees and related services; (c) a $0.6 million increase in other accrued expenses; and (d) a $1.3 million increase in accrued expenses of Navios Logistics.

Deferred income and cash received in advance decreased by $2.1 million to $13.2 million at December 31, 2013 from $15.3 million at December 31, 2012. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The primary reasons for the decrease of the deferred income and cash received in advance were: (a) $2.1 million decrease in deferred income of Navios Logistics; and (b) a $6.1 million decrease in deferred gain from the sale of assets. This decrease was partially offset by a $6.1 million increase in deferred freight.

Other long term liabilities and deferred income decreased by $4.4 million to $25.2 million at December 31, 2013 from $29.6 million at December 31, 2012. The primary reasons for the decrease were: (a) a $0.8 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (b) a $3.6 million decrease in other long-term liabilities of Navios Logistics mainly due to the repayment of installments for the acquisition of the chartered-in fleet.

Cash used in investing activities for the year ended December 31, 2013 as compared to cash provided by investing activities for the year ended December 31, 2012:

Cash used in investing activities was $258.6 million for the year ended December 31, 2013, as compared to cash provided by investing activities of $12.5 million for the same period of 2012.

Cash used in investing activities for the year ended December 31, 2013 was the result of: (a) $163.2 million in payments relating to (i) $3.2 million for the acquisition of General Partner units following Navios Partners’ offerings; and (ii) $160.0 million relating to the acquisition of Navios Acquisition shares as part of its February, May and September 2013 offerings; (b) $2.1 million relating to the acquisition of port terminal operating rights; (c) $85.7 million in payments relating to the acquisition of four Panamax vessels (Navios Galileo, Navios Taurus, Navios Amitie and Navios Northern Star) during the third quarter of 2013, and the acquisition of N Amalthia in October 2013; (d) $60.2 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics for the construction of a new conveyor belt in Nueva Palmira; the construction of two new tank barges; and the purchase of other fixed assets; (e) $2.7 million loan to Navios Europe; and (f) $4.7 million investment in Navios Europe. The above was partially offset by (a) a $35.0 million loan repayment from Navios Acquisition; (b) a $14.9 million inflow relating to Navios Acquisition’s long-term receivable; and (c) $10.1 million in dividends received from Navios Acquisition.

Cash provided by investing activities for the year ended December 31, 2012 was the result of: (a) $67.5 million of proceeds from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012; (b) $10.0 million of loan repayments received from Navios Acquisition; and (c) $5.2 million in dividends from Navios Acquisition. The above was partially offset by: (a) $5.0 million due to additional drawdowns during 2011 from Navios Acquisition under its loan facility with the Company and $6.1 million of expenses paid by the Company for Navios Acquisition vessels under construction; (b) $1.5 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; (c) $26.0 million paid for the acquisition of the vessel Navios Serenity and $12.3 million paid for the delivery of the Navios Centaurus and Navios Avior in the first and second quarter of 2012, respectively; and (d) $1.7 million paid for the purchase of other fixed assets by the Company and $17.6 million relating to amounts paid by Navios Logistics for (i) the construction of a new silo in Nueva Palmira, Uruguay; (ii) the construction of a new conveyor belt in the dry port in Uruguay; (iii) the construction of four tank barges; (iv) the construction of additional tanks in the liquid port; (v) the acquisition of one pushboat and six tank barges in 2012 that were previously chartered-in by Navios Logistics; and (vi) improvements in the pushboat fleet.

Cash provided by financing activities for the year ended December 31, 2013 as compared to cash used in financing activities for the year ended December 31, 2012:

Cash provided by financing activities was $128.8 million for the year ended December 31, 2013, as compared to cash used in financing activities of $154.3 million for the same period of 2012.

Cash provided by financing activities for the year ended December 31, 2013 was the result of: (a) $90.2 million of proceeds (net of $3.2 million finance fees) from the Additional Logistics Senior Notes issued in March 2013; (b) $635.3 million of proceeds (net of $14.7 million finance fees) from the 2022 Notes issued in November 2013; (c) a $22.2 million movement in restricted cash relating to loan repayments; (d) $50.4 million of loan proceeds (net of $0.9 million finance fees) for the financing the acquisition of five Panamax vessels (Navios Galileo, Navios Taurus, Navios Amitie, Navios Northern Star and N Amalthia); (e) $0.6 million of proceeds from the exercise of options to purchase common stock; and (f) $3.9 million contribution of noncontrolling shareholders for the acquisition of N Amalthia. This was partially offset by (a) $157.2 million of installments paid in connection with the Company’s outstanding indebtedness; (b) $488.0 million full repayment of the 2017 Notes; (c) $1.4 million relating to payments for capital lease obligations; (d) $0.8 million for acquisition of noncontrolling interest relating to Navios Logistics; and (e) $26.4 million of dividends paid to the Company’s stockholders.

Cash used in financing activities for the year ended December 31, 2012 was the result of: (a) $236.2 million of debt repayments made in connection with Navios Holdings’ outstanding indebtedness (including Navios Logistics); (b) $1.5 million relating to payments for capital lease obligations; (c) a $19.6 million increase in restricted cash related to loan repayments; and (d) $32.4 million of dividends paid to the Company’s shareholders. This was partially offset by: (a) $52.2 million of gross loan proceeds in connection with (i) $40.9 million of gross loan proceeds for financing the acquisition of the Navios Serenity and refinancing the debt of the Navios Astra; and (ii) $11.3 million of loan proceeds for financing the construction of the Navios Centaurus, less $1.9 million of debt issuance costs; (b) $85.0 million of net proceeds from the sale of 2022 Notes; and (c) $0.1 million of proceeds from the exercise of options to purchase common stock.

Cash provided by operating activities for the year ended December 31, 2012 as compared to the cash provided by operating activities for the year ended December 31, 2011:

Net cash provided by operating activities increased by $127.2 million to $233.8 million for the year ended December 31, 2012, as compared to $106.6 million for the year ended December 31, 2011. In determining net cash provided by operating activities, net income is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2012	Year Ended December 31, 2011
Net income	$175,562	$41,332
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	108,206	107,395
Amortization and write-off of deferred financing costs	6,309	5,580
Amortization of deferred drydock and special survey costs	7,289	5,364
Provision for losses on accounts receivable	17,136	239
Unrealized loss/(gain) on FFA derivatives	124	(289)
Share based compensation and consultancy fees	4,712	4,252
Gain on sale of assets	(323)	(38,822)
Loss on bond extinguishment	—	5,573
Loss on change in control	—	35,325
Income tax expense/(benefit)	312	(56)
Equity in affiliates, net of dividends received	(7,519)	3,008

Net income adjusted for non-cash items	$311,808	$168,901

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

Cash provided by investing activities for the year ended December 31, 2012 as compared to cash used in investing activities for the year ended December 31, 2011:

Cash provided by investing activities was $12.5 million for the year ended December 31, 2012, as compared to cash used in investing activities of $171.4 million for the same period of 2011.

Cash provided by investing activities for the year ended December 31, 2012 was the result of: (a) $67.5 million of proceeds from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012; (b) $10.0 million of loan repayments received from Navios Acquisition; and (c) $5.2 million in dividends from Navios Acquisition. The above was partially offset by: (a) $5.0 million due to additional drawdowns during 2011 from Navios Acquisition under its loan facility with the Company and $6.1 million of expenses paid by the Company for Navios Acquisition vessels under construction; (b) $1.5 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; (c) $26.0 million paid for the acquisition of the vessel Navios Serenity and $12.3 million paid for the delivery of the Navios Centaurus and Navios Avior in the first and second quarter of 2012, respectively; and (d) $1.7 million paid for the purchase of other fixed assets by the Company and $17.6 million relating to amounts paid by Navios Logistics for (i) the construction of a new silo in Nueva Palmira, Uruguay; (ii) the construction of a new conveyor belt in the dry port in Uruguay; (iii) the construction of four tank barges; (iv) the construction of additional tanks in the liquid port; (v) the acquisition of one pushboat and six tank barges in 2012 that were previously chartered-in by Navios Logistics; and (vi) improvements in the pushboat fleet.

Cash used in investing activities for the year ended December 31, 2011 was the result of: (a) a $72.4 million decrease due to the Navios Acquisition deconsolidation; (b) $3.0 million of deposits for acquisitions of tanker vessels under construction; (c) $33.6 million due to additional drawdowns during 2011 from Navios Acquisition under its loan facility with the Company; (d) $63.8 million of deposits for the acquisition of two newbuilding bulk carriers scheduled to be delivered during the first the second quarter of 2012; (e) $51.6 million paid for the acquisition of the vessels Navios Azimuth, Navios Altamira and Navios Astra, and $4.5 million paid for the delivery of the Nave Polaris on January 27, 2011; (f) $2.1 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; and (g) the purchase of other fixed assets of $71.1 million mainly relating to Navios Logistics for (i) the construction of the new drying and conditioning facility and a new silo in the dry port in Uruguay; (ii) the acquisition and transportation of three pushboats, 66 barges and a floating dry dock; (iii) the construction of a new silo in the dry port in Uruguay and (iv) fixed asset improvements and the purchase of other fixed assets. The above was partially offset by (a) $120.0 million of proceeds from the sale of the Navios Luz and the Navios Orbiter to Navios Partners on May 19, 2011; (b) a $0.8 million decrease in restricted cash, (c) $6.0 million of loan repayments received from Navios Acquisition; and (d) $3.9 million in dividends from Navios Acquisition.

Cash used in financing activities for the year ended December 31, 2012 as compared to cash provided by financing activities for the year ended December 31, 2011:

Cash used in financing activities was $154.3 million for the year ended December 31, 2012, as compared to cash provided by financing activities of $32.3 million for the same period of 2011.

Cash used in financing activities for the year ended December 31, 2012 was the result of: (a) $236.2 million of debt repayments made in connection with Navios Holdings’ outstanding indebtedness (including Navios Logistics); (b) $1.5 million relating to payments for capital lease obligations; (c) a $19.6 million increase in restricted cash related to loan repayments; and (d) $32.4 million of dividends paid to the Company’s shareholders. This was partially offset by: (a) $52.2 million of gross loan proceeds in connection with (i) $40.9 million of gross loan proceeds for financing the acquisition of the Navios Serenity and refinancing the debt of the Navios Astra; and (ii) $11.3 million of loan proceeds for financing the construction of the Navios Centaurus, less $1.9 million of debt issuance costs; (b) $85.0 million of net proceeds from the sale of 2017 Notes issued on July 2012; and (c) $0.1 million of proceeds from the exercise of options to purchase common stock.

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

For a reconciliation of cash flows from operating activities to Adjusted EBITDA refer to “Item 3. Key Information- A. Selected Financial Data.”

Adjusted EBITDA for the years ended December 31, 2013 and 2012 was $107.9 million and $399.5 million, respectively. The $291.6 million decrease in Adjusted EBITDA was primarily due to: (a) a decrease of $104.2 million in revenue; (b) a $172.2 million decrease in other income; (c) a $0.3 million decrease in gain on sale of assets; (d) a $37.1 million loss on bond and debt extinguishment; (e) a $3.7 million increase in income attributable to the noncontrolling interest; (f) a $28.9 million decrease in equity in net earnings from affiliated companies; and (g) a $0.1 million increase in losses on derivatives. The overall variance of $346.5 million was partially offset by: (a) a $0.5 million decrease in other expense; (b) a $24.9 million decrease in time charter, voyage and logistic business expenses; (c) a $6.0 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (d) a $7.0 million decrease in general and administrative expenses (excluding share based compensation expenses); and (e) a $16.5 million decrease in provision for losses on accounts receivable.

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

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings loans

Senior Notes

In December 2006, the Company issued $300.0 million in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co -Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $21.2 million loss in the statement of income under “Loss on bond and debt extinguishment”.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries, Navios Asia and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. Upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2013.

Ship Mortgage Notes

In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co- Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875%. In July 2012, the Mortgage Notes Co- Issuers issued an additional $88.0 million of the ship mortgage notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The 2022 Notes are guaranteed by all of the Company’s subsidiaries that guarantee the Company’s 2019 Notes. The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the $488.0 million of the 8.875% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”); and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes. The effect of this transaction was the recognition of a $37.1 million loss in the statement of income under “Loss on bond extinguishment”, which comprises a $12.1 million loss relating to the accelerated amortization of unamortized deferred finance costs and a $25.0 million loss relating to cash payments for transaction fees and expenses.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (together with the Company, the “2022 Co-Issuers” ) and are secured by first priority ship mortgages on 23 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights (the “Collateral”). The 2022 Notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2013.

Loan Facilities

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2013, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

The interest rate of the loan facility was based on a margin ranging from 115 basis points to 175 basis points depending on the specified security value.

On November 29, 2013, the Company repaid the loan and revolving credit facility in full using a portion of the proceeds of the 2022 Notes issued in November 2013. As of December 31, 2013, no amount was available under these facilities.

Credit Agricole (formerly Emporiki) Facilities: In December 2012, all of the Emporiki Bank of Greece facilities were transferred to Credit Agricole Corporate and Investment Bank.

In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers.

The interest rate of the amended facility was based on a margin of 175 basis points. On November 29, 2013, the Company repaid in full the loan using a portion of the proceeds of the 2022 Notes issued in November 2013.

In August 2009, Navios Holdings entered into an additional facility agreement with Emporiki Bank of Greece for an amount of up to $75.0 million to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes issued in November 2013.

In September 2010, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. As of December 31, 2013, the outstanding amount under the loan facility was repayable in 15 semi-annual equal installments of $1.2 million with a final balloon payment of $8.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2013, the outstanding amount under this facility was $26.1 million.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2013, the facility is repayable in 17 semi-annual equal installments of $0.7 million, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2013, the outstanding amount under this facility was $18.8 million.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2013, the outstanding amount under the loan facility was repayable in 17 semi-annual equal installments of $0.7 million after the drawdown date, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2013, the outstanding amount under this facility was $19.4 million.

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two tranches of $11.3 million each, in order to finance the acquisition of N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. As of December 31, 2013, Navios Asia had drawn $11.3 million. Each tranche is repayable in ten equal semi-annual installments of $0.6 million, with a final balloon payment of $5.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2013, the outstanding amount of the loan was $11.3 million.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133.0 million in order to partially finance the construction of two Capesize bulk carriers. The interest rate of the amended facility was based on a margin of 225 basis points. On July 10, 2012, the Company repaid in full the loan using a portion of the proceeds of the 2017 Notes issued in July 2012 and cash on hand.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan bears interest at a rate of LIBOR plus 275 basis points. In November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes issued in November 2013.

Dekabank Facility: In February 2009 (amended and restated in May 2009), Navios Holdings entered into a facility of up to $120.0 million with Dekabank Deutsche Girozentrale to finance the acquisition of two Capesize vessels. The interest rate of the facility was based on a margin of 190 basis points. On June 15, 2012, the Company sold the Navios Buena Ventura and fully repaid the outstanding balance associated with the vessel. On July 9, 2012, the Company repaid in full the loan using a portion of the proceeds of the 2017 Notes issued in July 2012 and cash on hand.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. As of December 31, 2013, the third tranche of the facility is repayable in 22 quarterly installments of $0.9 million, with a final balloon payment of $13.8 million on the last payment date; and the fourth tranche of the facility is repayable in 28 quarterly installments of $0.8 million, with a final balloon payment of $9.5 million on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2013, the outstanding amount was $66.1 million.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (a) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a handysize vessel; and (b) the second tranche is for an amount of up to $16.0 million to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. As of December 31, 2013, Navios Holdings had drawn $26.0 million under the first tranche and $15.0 million under the second tranche. As of December 31, 2013, the first tranche is repayable in 25 quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date and the second tranche is repayable in 26 quarterly installments of $0.3 million, with a final balloon payment of $6.3 million on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2013, the total outstanding amount was $36.8 million.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2013, Navios Holdings had drawn the entire available amount under the facility. As of December 31, 2013, the facility is repayable in eight quarterly installments of $0.9 million, followed by 12 quarterly installments of $1.0 million, with a final balloon payment of $21.0 million payable on the last repayment date.

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

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together own less than 20% of the outstanding share capital of Navios Holdings.

Navios Logistics loans

Logistics Senior Notes

In April 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together the “Logistics Co-Issuers”) issued $200.0 million in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing Logistics Senior Notes”). In March 2013, the Logistics Co-Issuers issued an additional $90.0 million of the senior notes due on April 15, 2019 (the “Additional Logistics Senior Notes”, together with the Existing Logistics Senior Notes, the “Logistics Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes issued in March 2013 are identical to the $200.0 million Existing Logistics Senior Notes that were issued in April 2011.

The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by Navios Logistics and all of Navios Logistics’ direct and indirect subsidiaries except for Logistics Finance and Horamar do Brazil. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

In addition, upon the occurrence of certain change of control events, the holders of the Logistics Senior Notes will have the right to require the Logistics Co Issuers to repurchase some or all of the notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

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

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2013.

On April 22, 2014, Navios Logistics completed the sale of the 2022 Logistics Notes. The net proceeds from this sale were used to redeem any and all of the Logistics Senior Notes, pay related transactions and expenses and for general corporate purposes.

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

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $0.8 million loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2013, the outstanding loan balance was $0.5 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The annual weighted average interest rates of the Company’s total borrowings were 7.75% and 7.32% for the year ended December 31, 2013 and 2012, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2013, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2014	$19.3
2015	19.4
2016	19.8
2017	19.8
2018	45.4
2019 and thereafter	1,384.4

Total	$1,508.1

Working Capital Position: On December 31, 2013, Navios Holdings’ current assets totaled $340.0 million, while current liabilities totaled $149.8 million, resulting in a positive working capital position of $190.2 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2014 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2014.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures: For the year ended December 31, 2013, the Company took delivery of (a) the Navios Galileo, a 2006-built 76,596 dwt bulk carrier vessel; (b) the Navios Amitie, a 2005-built 75,395 dwt bulk carrier vessel; (c) the Navios Taurus, a 2005-built 76,596 dwt bulk carrier vessel; and (d) the Navios Northern Star, a 2005-built 75,395 dwt bulk carrier vessel. The total acquisition price for the four vessels was $67.8 million, of which $27.8 million was paid from existing cash and $40.0 million was financed through a loan. Additionally, in October 2013, Navios Asia took delivery of the N Amalthia, a 2006-built 75,318 dwt bulk carrier vessel for a purchase price of $17.9 million, of which $6.6 million was paid from the Company’s and noncontrolling shareholders’ cash and $11.3 million was financed through a loan.

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31.8 million and $52.0 million, respectively. Both vessels are scheduled for delivery in the fourth quarter of 2015. The vessels will be financed with debt and cash from operations.

Navios Logistics

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of December 31, 2013, Navios Logistics had paid $21.8 million for the construction of the new conveyor belt.

During the second quarter of 2012, Navios Logistics began the construction of four new tank barges. The first tank barge was delivered in October 2013, the second tank barge was delivered in December 2012, the third tank barge was delivered in April 2013 and the fourth in June, 2013, with a cost of $1.9 million each.

On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total acquisition price of $20.3 million. As of December 31, 2013, Navios Logistics had paid $19.8 million for the acquisition of the three pushboats.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19.1 million and on October 8, 2013 the company exercised the option for the construction of an additional 36 dry barges for a total consideration of $19.1 million, based on the initial agreement. As of December 31, 2013, Navios Logistics had paid $11.4 million for the construction of the new barges.

Refer also to “Item 5F. Contractual Obligations as at December 31, 2013”.

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the years ended December 31, 2013, 2012 and 2011, no customer accounted for more than 10% of the Company’s revenue.

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

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations above. As of December 31, 2013, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which are included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2013, no claims had been submitted to Navios Holdings.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were issued. Management believes the ultimate disposition of these matters will be immaterial to the Company’s financial position, results of operations or liquidity.

In connection with the acquisition of Horamar, the Company recorded liabilities for certain pre-acquisition contingencies amounting to $6.6 million ($2.9 million relating to VAT-related matters, $1.7 million for withholding tax-related matters, $1.5 million relating to provisions for claims and others and $0.5 million for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify the Company in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2013, the remaining liability related to these pre-acquisition contingencies amounted to $0.8 million ($1.0 million in 2012; $2.8 million in 2011) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

As of December 31, 2013, Navios Logistics has obligations related to the acquisition of new dry barges, the acquisition of three pushboats and the acquisition of the chartered-in fleet of $26.7 million, $0.5 million and $11.1 million, respectively. As of December 31, 2013, Navios Asia concluded the acquisition of a bulk carrier vessel to be named N Bonanza for an acquisition cost of $17.5 million.

F. Contractual Obligations as at December 31, 2013:

Payment due by period ($ in millions)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,508.1	$19.3	$39.2	$65.2	$1,384.4
Operating Lease Obligations (Time Charters) for vessels in operation(5)	450.4	82.5	123.0	111.6	133.3
Operating Lease Obligations (Time Charters) for vessels to be delivered(4)	147.0	—	18.4	29.8	98.8
Operating Lease Obligations Push Boats and Barges	0.3	0.2	0.1	—	—
Capital lease obligations	23.8	1.4	22.4	—	—
Dry vessel deposits(3)	17.5	17.5	—	—	—
Navios Logistics contractual payments(4)	38.3	32.6	5.7	—	—
Rent Obligations(2)	14.0	3.1	5.7	4.2	1.0

Total	$2,199.4	$156.6	$214.5	$210.8	$1.617.5

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”), See Note 9 to the Consolidated Financial Statements included elsewhere in this Annual Report.

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.30% to 3.60% per annum. The amount does not include interest costs with rates of 8.125% and 7.375% for the 2019 Notes and the 2022 Notes of Navios Holdings, respectively, and 9.25% for the Logistics Senior Notes.
(2)	Navios Corporation also leases approximately 16,703 square feet of space at 825 Third Avenue, New York pursuant to a lease that expires on April 29, 2019. Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expires in 2017 and 2019. Navios Shipmanagement Inc. also leases office space in Monaco pursuant to a lease that expires on June 2015. On July 1, 2010, Kleimar N.V. signed a new contract and currently leases approximately 632 square meters for its offices. Navios Tankers Management Inc. leases approximately for 254 square meters at 85 Akti Miaouli, Piraeus, Greece pursuant to a lease that expires in 2019. The table above incorporates the lease obligations of the offices of Navios Holdings, indicated in this footnote, and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities.”
(3)	Future remaining contractual deposit for the N Bonanza, which was delivered on January 27, 2014.
(4)	As of December 31, 2013, Navios Logistics had future remaining contractual payments for the acquisition of (a) three pushboats; (b) one push-boat and six barges; and (c) 36 dry barges.
(5)	Approximately 33% of the time charter payments included above are estimated to relate to operational costs for these vessels.

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

Stock-based Compensation: In December 2013, 2012 and 2011, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three years. In December 2013, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest on April 30, 2014 upon achievement of certain internal performance criteria and set targets.

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

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 3.0% after 2015 and a utilization rate of 98.1% based on the fleet’s historical performance. The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

In connection with its impairment testing on its vessels as of December 31, 2013, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 21.6% to 85.1% (depending on the vessel).

As of December 31, 2013, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 130.5% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2013 of $12,029 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2013):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(28.2%)	(38.5%)	(46.5%)
Ultra-Handymax	(36.7%)	(48.3%)	(54.6%)
Panamax	(38.2%)	(54.1%)	(59.6%)
Capesize	(49.5%)	(65.4%)	(64.7%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that two, 17 and 27 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2013 and 2012, the Company owns and operates a fleet of 35 and 30 vessels, respectively, with an aggregate carrying value of $1,417.8 million and $1,396.9 million, respectively, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2013 and 2012, the carrying value of 27 and 28 of the Company’s vessels, respectively, (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $455.2 million and $602.2 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2013 and 2012 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions)(1)	Carrying Value (as of December 31, 2013) (in millions)(1)	Carrying Value (as of December 31, 2012) (in millions)(1)
Navios Serenity	2011	$26.1	$24.4*	$25.4*
Navios Ionian	2000	31.2	19.1*	20.7*
Navios Celestial	2009	34.1	28.8*	30.1*
Navios Vector	2002	32.4	26.0*	27.9*
Navios Horizon	2001	23.4	15.1*	16.3*
Navios Herakles	2001	32.7	20.2*	21.8*
Navios Achilles	2001	33.2	20.9*	22.6*
Navios Meridian	2002	26.8	17.7*	19.0*
Navios Mercator	2002	25.9	17.2*	19.4*
Navios Arc	2003	26.6	18.1*	18.4*
Navios Hios	2003	36.0	23.9*	24.4*
Navios Kypros	2003	36.0	23.8*	24.4*
Navios Ulysses	2007	79.9	62.3*	65.7*
Navios Vega	2009	72.1	58.6*	61.2*
Navios Astra	2006	23.2	20.1	21.2*
Navios Magellan	2000	30.0	18.5*	20.1*
Navios Star	2002	30.1	20.7*	22.2*
Navios Asteriks	2005	53.4	38.9*	41.2*
Navios Centaurus	2012	37.1	34.8*	36.1*
Navios Avior	2012	39.1	36.8*	38.2*
Navios Bonavis	2009	120.7	100.4*	104.9*
Navios Happiness	2009	121.5	101.1*	105.6*
Navios Lumen	2009	112.9	95.5*	99.8*
Navios Stellar	2009	94.9	80.9*	84.3*
Navios Phoenix	2009	105.9	90.0*	93.9*
Navios Antares	2010	115.7	98.8*	103.1*
Navios Etoile	2010	66.2	59.0	61.3
Navios Bonheur	2010	68.9	61.5*	63.9*
Navios Altamira	2011	55.4	49.9	51.7
Navios Azimuth	2011	55.7	50.2*	52.1*
Navios Galileo	2006	17.7	17.4	—
Navios Northern Star	2005	16.7	16.5	—
Navios Amitie	2005	16.7	16.5	—
Navios Taurus	2005	16.7	16.4	—
N Amalthia	2006	17.9	17.9	—

		$1,732.8	$1,417.8	$1,396.9

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2013 and 2012, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Vessels, Port Terminal, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

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

Management estimates the residual values of our drybulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of its vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s consideration of current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimates did not materially affect the statements of income and the loss per share of the Company for the year ended December 31, 2013.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of comprehensive (loss)/income in the “Depreciation and Amortization” line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2013, there was no impairment of intangible assets.

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

Investments in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe and KLC for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near-term prospects, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value. If the fair value of our equity method investments continues to remain below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

As of December 31, 2013, management considers the decline in market value of these securities to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

During the year ended December 31, 2013, the Company did not recognize any OTTI.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above require the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position

Angeliki Frangou	49	Chairman of the Board and Chief Executive Officer
George Achniotis	49	Chief Financial Officer
Ted C. Petrone	58	President of Navios Corporation and Director
Vasiliki Papaefthymiou	45	Executive Vice President, Legal and Director
Anna Kalathakis	44	Chief Legal Risk Officer
Shunji Sasada*	56	Chief Operating Officer — Navios Corporation
Leonidas Korres	38	Senior Vice President, Business Development
Efstratios Desypris	41	Chief Financial Controller
Ioannis Karyotis	38	Senior Vice President, Strategic Planning
Spyridon Magoulas	60	Director
John Stratakis	49	Director
Efstathios Loizos	52	Director
George Malanga	56	Director

*	Significant employee

Angeliki Frangou has been our Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, and the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation. Ms. Frangou has been the Chairman of the Board of Directors of Navios Logistics since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. From September 2012 to June 2013, Ms. Frangou served as a Board member of Eurobank Ergasias S.A. Ms. Frangou is member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

Shunji Sasada became Chief Operating Officer of Navios Corporation in June 2007. Previously, as Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada remains President of Navimax Corporation, the Ultra Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai. He is a graduate of Keio University, Tokyo, with a B.A. degree in Business.

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

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. In addition, Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners since January 2010. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics, and as director in Navios Europe Inc. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus

Ioannis Karyotis has been our Senior Vice President — Strategic Planning since February 2011. Mr. Karyotis is also Chief Financial Officer of Navios Logistics since March 2011. Prior to joining the Company, from 2006 until 2011, Mr. Karyotis was Consultant and later Project Leader at The Boston Consulting Group (BCG), an international management consulting firm. From 2003 until 2005, Mr. Karyotis was Senior Equity Analyst at Eurocorp Securities, a Greek brokerage house, and in 2003, he was Senior Analyst in the Corporate Finance Department at HSBC Pantelakis Securities, a subsidiary of HSBC Bank. Mr. Karyotis began his career in 2002 with Marfin Hellenic Securities as Equity Analyst. He received his bachelor’s degree in Economics from the Athens University of Economics and Business (1998). He holds a master’s of Science in Finance and Economics from the London School of Economics (1999) and an MBA from INSEAD (2006).

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

Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliated companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. Since March 2014, Mr. Loizos serves as the CEO of the affiliated company INTERION S.A., which operates in Bulgaria. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliated company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. He is one of the founders/Owners of Facility Plus which is engaged in the field of property & facility management. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from New York University. Mr. Loizos also serves as Chairman of the Audit Committee and chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 27 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 12 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga is a member of BNY Mellon’s Operating Committee and holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $7.8 million for the year ended December 31, 2013. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $0.1 million. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively. On December 17, 2009, December 16, 2010, and December 5, 2011, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock and restricted stock units to its employees, officers and directors, vest over three years.

On December 20, 2012 and December 11, 2013, the Company authorized: (i) the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which vest over three years; and (ii) the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which vest upon achievement of internal performance criteria and completion of a service period on April 30, 2014 and April 30, 2015, respectively. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date.

As of the filing of this Annual Report on Form 20-F: a) 5,582,992 stock options to purchase the Company’s common stock have been issued of which 3,260,803 have vested and 443,962 have been exercised in total of which 396,438 at an exercise price of $3.18 per share, 29,243 at an exercise price of $3.81 per share, 10,969 at an exercise price of $5.87 per share and 7,312 at an exercise price of $5.15 per share; 288,000 options were granted at an exercise price of $16.75 per share; 571,266 options were granted at an exercise price of $3.18 per share; 405,365 options were granted at an exercise price of $5.87 per share; 954,842 options were granted at an exercise price of $5.15 per share; 1,344,353 options were granted at an exercise price of $3.81 per share; 1,344,357 options were granted at an exercise price of $3.44 per share and 674,809 at an exercise price of $8.63 per share; and b) 3,944,977 shares of restricted stock and restricted stock units have been issued of which 1,993,315 have vested and in the aggregate 67,680 were forfeited during the years from 2007 until 2013.

Non-employee directors receive annual fees in the amount of $50,000 each plus reimbursement of their out-of-pocket expenses. From January 1, 2014, the non-employee directors’ annual fees have been increased to $80,000. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of John Stratakis, George Malanga and Efstathios Loizos will expire in December 2015. The term of office of the second class of directors, consisting of Ted C. Petrone and Spyridon Magoulas, will expire in December 2016. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in November 2014. No directors are entitled to any benefits upon termination of their term.

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

D. Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish and Russian officers and Filipino, Georgian, Bulgarian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Logistics crews its fleet with Argentine, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

With respect to shore-side employees, as of December 31, 2013, Navios Holdings and its subsidiaries employ 130 employees in its Piraeus, Greece office, 12 employees in its New York office and nine employees in its Antwerp, Belgium office and two employees in its Monaco office. Navios Logistics employs 43 employees in its Asuncion, Paraguay offices, with 48 employees at the port facility in San Antonio, Paraguay, 123 office employees in the Buenos Aires, Argentina office, six employees in its Montevideo, Uruguay office, with an additional 135 employees at the port facility in Nueva Palmira, Uruguay and 12 employees in its office in Corumba, Brazil.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 28, 2014, based on 104,399,916 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	27,723,045		25.9%
George Achniotis		*		*
Vasiliki Papaefthymiou		*		*
Anna Kalathakis		*		*
Ted C. Petrone		*		*
Spyridon Magoulas		*		*
John Stratakis		*		*
George Malanga		*		*
Efstathios Loizos		*		*
Leonidas Korres		*		*
Efstratios Desypris		*		*
Ioannis Karyotis		*		*
Shunji Sasada		*		*

*	Less than one percent
(1)	The business address of each of the individuals is 85 Akti Miaouli Street, Piraeus Greece 185 38.
(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of April 28, 2014, she had purchased approximately $10.0 million in value of common stock.
(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 1,867,445 options, each for one share, vested but not yet exercised and 802,239 unvested options, each for one share, which will vest within 60 days of the date thereof.

On December 5, 2011, 1,344,353 options were granted at an exercise price of $3.81, on December 20, 2012, 435,283 options were granted at an exercise price of $3.44, and on December 11, 2013 424,136 options were granted at an exercise price of $8.63 all based on service conditions only. On December 20, 2012 and December 31, 2013, 909,074 and 250,673 options were granted at an exercise price of $3.44 and $8.63, respectively, based on performance and service conditions.

On March 1, March 2, March 7, 2011 and June 23, 2011, 18,281, 29,250, 68,047 and 15,000 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

On January 11, 2012 and February 27, 2012, 10,969 and 18,282 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

During 2013, 106,032, 29,243, 10,969 and 7,312 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share, $3.81 per share, $5.87 per share and $5.15 per share, respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 28, 2014 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)	27,723,045	25.9%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 1,867,445 options, each for one share, vested but not yet exercised and 802,239 unvested options, each for one share, which will vest within 60 days of the date thereof.

B. Related Party Transactions

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €0.9 million (approximately $1.3 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, the two shareholders have agreed that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2013 and 2012, the carrying amount of the investment was $0.4 million and $0.4 million, respectively. Commissions paid to Acropolis for each of the years ended December 31, 2013, 2012 and 2011 were less than $0.1 million. During the years ended December 31, 2013, 2012 and 2011, the Company received dividends of $0.4 million, $0.1 million, and $0.6 million, respectively. Included in the trade accounts payable at December 31, 2013 and 2012 was an amount of $0.1 million and $0.1 million, respectively, which was due to Acropolis.

Vessels Charter Hire: In February 2012, the Company chartered in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter is approximately two years at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter is approximately one year, with two six-month extension options granted to the Company, at a net daily rate of $12,000 plus profit sharing. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter is approximately six months at a net daily rate of $11,000 plus profit sharing. The owners will receive 100% of the first $2,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $10,000.

In July 2013, the Company chartered-in from Navios Partners the Navios Melodia, a 2010-built Capesize vessel. The term of this charter is approximately four months at a net daily rate of $15,000.

In July 2013, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013.

Total charter hire expense for all vessels for the years ended December 31, 2013, 2012 and 2011 was $22.4 million, $7.5 million and $0, respectively, and was included in the statement of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Pursuant to a management agreement dated November 16, 2007, as amended in 2009 and 2011, Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. As of December 31, 2013, the daily fees are $4,650 per owned Ultra Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In October 2013, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services effective from January 1, 2014 through December 31, 2015. The daily fees were amended to a $4,000 daily rate per Ultra-Handymax vessel, a $4,100 daily rate per Panamax vessel, a $5,100 daily rate per Capesize vessel, and a $6,500 daily rate per Container vessel. From January 1, 2016 to December 31, 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Drydocking expenses under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2013, 2012 and 2011 amounted to $36.2 million, $31.7 million and $26.3 million, respectively.

Pursuant to a management agreement dated May 28, 2010, as amended in 2010 and 2012, Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $0.3 million per vessel and will be reimbursed at cost for VLCC vessels. Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 5, 2015, bearing interest of 1% over LIBOR. Navios Acquisition may, upon request, reimburse the manager partially or fully for any fixed management fees outstanding for a period of not more than nine months at a later date, but no later than December 31, 2014, bearing interest of 1% over LIBOR. Total management fees for the years ended December 31, 2013, 2012 and 2011 amounted to $71.4 million, $47.0 million and $35.7 million, respectively. The management fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2013 amounted to $0.7 million.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2013, no claims had been submitted to Navios Holdings.

General and Administrative Expenses: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2013, 2012 and 2011 amounted to $4.4 million, $3.9 million and $3.4 million, respectively.

On May 28, 2010, Navios Acquisition entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2013, 2012 and 2011 amounted to $3.5 million, $2.1 million and $1.5 million, respectively. The general and administrative fees have been eliminated upon consolidation of Navios Acquisition through March 30, 2011.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2013, 2012 and 2011 amounted to $0.8 million, $0.6 million and $0.4 million, respectively, which have been eliminated upon consolidation of Navios Acquisition.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2013 were below $0.1 million.

Pursuant to a management agreement dated May 15, 2013, Navios Holdings provides commercial and administrative services to Navios Asia vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The agreement will continue unless terminated by either party. The annual fee that Navios Asia pays to Navios Holdings is $50,000 per vessel. Total general and administrative fees charged for the year ended December 31, 2013 was below $0.1 million. The general and administrative fees have been eliminated upon consolidation.

Balance Due from Affiliates (Navios Partners and Navios Acquisition): Balance due from affiliates as of December 31, 2013 amounted to $12.1 million (December 31, 2012: $108.5 million) which included the current amounts due from Navios Partners and Navios Acquisition, of $0.4 million (December 31, 2012: $21.7 million) and $6.5 million (December 31, 2012: $29.1 million), respectively, and the non-current amount of $5.1 million (December 31, 2012: $57.7 million) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus Agreements: In June 2009, Navios Holdings entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

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

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2013 and 2012, the unamortized deferred gain for all vessels and rights sold totaled $21.6 million and $28.5 million, respectively, and for the years ended December 31, 2013, 2012 and 2011, Navios Holdings recognized $6.9 million, $12.7 million and $12.0 million respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

Conversion of Navios Partners Units: On January 1, 2012, all of the outstanding subordinated units converted into 7,621,843 common units of Navios Partners (excluding the Series A Subordinated Units, which are a separate class of subordinated units) (the “Conversion”). The Company concluded that the Conversion resulted in a change in the form of its investment in Navios Partners that was a reconsideration event pursuant to ASC 323-10-15-16a. In connection with that reconsideration, the Company concluded that the common units of Navios Partners, which prior to January 1, 2012 did not meet the definition of common stock or “in-substance common stock,” met the definition of “in-substance common stock” starting January 1, 2012. Although the common units continued to enjoy certain preferences by comparison to the Series A Subordinated Units, the Series A Subordinated Units constituted a small portion of the capital structure of Navios Partners and, as such, the liquidation preference was not considered to be substantive under ASC 323-10-15-13a. In addition, at the time of the reconsideration, it was known that the Series A Subordinated Units would themselves automatically convert to common units of Navios Partners on June 29, 2012. Accordingly, the Company concluded that the risk and reward profile of the common units and Series A Subordinated Units were substantially the same in accordance with ASC 323-10-15-13b. As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities) is accounted for by the equity method from January 1, 2012. As a result, the carrying value of the available-for sale securities of $82.6 million plus the amount reflected in other comprehensive losses of $6.2 million (in each case, as of December 31, 2011) was reclassified to “Investments in Affiliates.” On June 29, 2012, the outstanding Series A Subordinated Units converted into 1,000,000 shares of common units which have the same distribution rights as all other common units holders.

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

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility is available for multiple drawings up to a limit of $40.0 million, has a margin of LIBOR plus 300 basis points and matures in December 2014. As of December 31, 2013, the outstanding amount under this facility was $0 (December 31, 2012: $35.0 million), which was recorded under “Loan receivable from affiliate company”.

Balance due from Navios Europe: Current balance due from Navios Europe as of December 31, 2013, amounted to $1.4 million and mainly consists of management fees and other expenses.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”).

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2013, Navios Holdings’ portion of the outstanding amount relating to portion of the investment in Navios Europe (47.5% of the $10.0 million) is $4.8 million, under caption “Investment in affiliates” and the outstanding amount relating to the Navios revolving loans capital is $2.7 million, under caption “Loan receivable from affiliate companies.” As of December 31, 2013, the amount undrawn from the revolving facility was $18.5 million, of which Navios Holdings is committed to fund $8.8 million.

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

On February 15, 2013, the Board of Directors declared a quarterly cash dividend of approximately $6.2 million for the fourth quarter of 2012 of $0.06 per common share paid on March 27, 2013 to stockholders of record on March 20, 2013.

On May 17, 2013, the Board of Directors declared a quarterly cash dividend of approximately $6.2 million for the first quarter of 2013 of $0.06 per common share paid on June 26, 2013 to stockholders of record as of June 18, 2013.

On August 19, 2013, the Board of Directors declared a quarterly cash dividend of approximately $6.2 million for the second quarter of 2013 of $0.06 per common share paid on September 26, 2013 to stockholders of record as of September 18, 2013.

On November 15, 2013, the Board of Directors declared a dividend of approximately $6.2 million for the third quarter of 2013 of $0.06 per common share paid on December 20, 2013 to stockholders of record as of December 12, 2013.

On February 17, 2014, the Board of Directors declared a quarterly cash dividend of approximately $6.3 million for the fourth quarter of 2013 of $0.06 per common share paid on March 27, 2014 to stockholders of record on March 20, 2014.

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

On April 25, 2014, the closing price of our common stock was $8.26. The quotations listed below reflect high and low market prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a) For the five most recent full financial years: the annual high and low market prices:

	Common Stock
Year Ended	High	Low
December 31, 2013	$11.73	$3.40
December 31, 2012	$4.49	$3.08
December 31, 2011	$5.99	$2.88
December 31, 2010	$7.55	$4.38
December 31, 2009	$6.60	$1.68

(b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock
Quarter Ended	High	Low
March 31, 2014	$12.12	$8.53
December 31, 2013	$11.73	$6.78
September 30, 2013	$7.67	$5.26
June 30, 2013	$5.70	$3.80
March 31, 2013	$4.65	$3.40
December 31, 2012	$4.15	$3.26
September 30, 2012	$4.08	$3.26
June 30, 2012	$4.25	$3.08
March 31, 2012	$4.49	$3.41

(c) For the most recent six months: the high and low closing prices for each month:

	Common Stock
Month Ended	High	Low
March 2014	$12.12	$9.11
February 2014	$10.39	$8.53
January 2014	$11.10	$8.53
December 2013	$11.73	$7.61
November 2013	$8.22	$7.16
October 2013	$7.83	$6.78

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2005 with file number 333-129382; Exhibit 99.1 of Form 6-K, filed on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference and the following filings on Form 6-K or Form 8-A, as applicable, (file number 001-33311) filed with the SEC : Exhibit 99.2 of Form 6-K filed on October 6, 2008; Exhibit 3.1 of Form 6-K filed on July 7, 2009; Exhibit 3.1 of Form 6-K filed on September 22, 2009; Exhibit 3.1 of Form 6-K filed on September 24, 2009; Exhibit 3.1 of Form 6-K filed on February 4, 2010; Exhibit 1.1 of Form 6-K filed on November 15, 2010; Exhibit 1.1 of Form 6-K filed on December 22, 2010; Exhibit 3.3 of Form 8-A filed on January 24, 2014, each of which the Company hereby incorporates by reference.

C. Material Contracts

Please refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 11 chartered-in vessels , and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, the Company has no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

Dividends on Common Stock

Non-U.S. Holders generally will not be subject to United States federal income tax or withholding tax on dividends received with respect to Navios Holdings common stock, unless that income is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States. If the Non-U.S. Holder is entitled to the benefits of a United States income tax treaty with respect to those dividends, that income is taxable only if it is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States. In the event that Navios Holdings were to be taxed as a United States corporation, dividends received by Non-U.S. Holders could be subject to United States withholding tax. See discussion above under “United States Federal Income Tax Considerations — Taxation of Operating Income: In General”.

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

Tax Return Disclosure Requirements

Individual U.S. holders (and to the extent specified in applicable Treasury regulations, certain individual non-U.S. holders and certain U.S. holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. Federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock is a specified foreign asset for this purpose. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We file reports and other information with the Securities and Exchange Commission (“SEC”). These materials, including this annual report and the accompanying exhibits, may be inspected and copied at the public facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549, or from the SEC’s website www.sec.gov. You may obtain information on the operation of the public reference room by calling 1-(800)-SEC-0330 and you may obtain copies at prescribed rates.

I. Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings uses interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk:

Debt Instruments — On December 31, 2013 and December 31, 2012, Navios Holdings had a total of $1,508.1 million and $1,362.1 million, respectively, of long-term indebtedness (excluding the unamortized discount related to the 2022 Notes). The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the senior notes, the 2022 Notes and certain Navios Logistics’ loans discussed in “Item 5.B Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of December 31, 2013, the outstanding amount of the Company’s floating rate loan facilities was $218.1 million. The interest rate on the 2019 Notes, the 2022 Notes, and the Logistics Senior Notes is fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2013 was $1,326.9 million, but do not affect the related interest expense. Amounts drawn under the facilities and the 2022 Notes are secured by the assets of Navios Holdings and certain its subsidiaries. A change in the LIBOR rate of 100 basis points would change interest expense for 2013 by $2.9 million.

For a detailed discussion on Navios Holdings’ debt instruments refer to section “Long-Term Debt Obligations and Credit Arrangements” included in Item 5.B. of this Annual Report.

Interest Rate Swaps — Navios Holdings enters from time to time into interest rate swap contracts to hedge its exposure to variability in its floating rate long-term debt. Under the terms of interest rate swaps, Navios Holdings and the banks agree to exchange, at specified intervals, the difference between a paying fixed rate and floating rate interest amount calculated by reference to the agreed principal amounts and maturities. The interest rate swaps allow Navios Holdings to convert long-term borrowings issued at floating rates into equivalent fixed rates.

There are no swap agreements as of December 31, 2013 and 2012, as all swap agreements expired during 2010.

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

At December 31, 2013 and December 31, 2012, none of the “mark to market” positions of the open drybulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of comprehensive (loss)/income.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were no positions deemed to be open as of December 31, 2013, a change in underlying freight market indices would not have any effect on our net income.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) or 15d — 15(e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2013. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2013.

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

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2013. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (1992). Based on its assessment, management concluded that, as of December 31, 2013, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2013 and 2012 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2013 and 2012 were $1.8 million and $1.8 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2013 and 2012.

Tax Fees

There were no tax fees billed in 2013 and 2012.

All Other Fees

There were no other fees billed in 2013 and 2012.

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

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. As of December 31, 2011, the maximum approximate dollar value of shares that may be purchased under the November 2008 Program currently in effect is $23.1 million. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million. There were no shares repurchased during 2013 and 2012.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices.

Item 16H. Mine Safety disclosures

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-60 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Partners for each of the years ended December 31, 2013, 2012 and 2011 are being provided as a result of Navios Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2013 and, accordingly, the financial statements of Navios Partners for the year ended December 31, 2013 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 to this Annual Report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

1.2	Bylaws. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. ( File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation. (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to the Registration Statement on Form F-1 of Navios Maritime Holdings Inc. ( File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 of the Form 6-K filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 of the Form 6-K filed on December 22, 2010).

2.12

Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by

reference to Exhibit 3.3 of the Form 8-A filed on January 24, 2014).

2.13	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit 4.2 of the Form 8-A filed on January 24, 2014).

2.14	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 of the Form 8-A filed on January 24, 2014).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 16, 2007).

4.2	Financial Agreement, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on June 13, 2008).

4.3	Facility Agreement, dated as of June 24, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $133.0 million (Incorporated by reference to Exhibit 99.1 to the Form 6-K filed on July 14, 2008).

4.4	Facility Agreement, dated as of November 10, 2008, with Navios Maritime Holdings Inc. as a guarantor, for a loan amount up to $90.0 million (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on December 10, 2008).

4.5	Loan Agreement, dated March 26, 2009, among Surf Maritime Co., Pueblo Holdings Ltd., Ginger Services Co. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on May 18, 2009).

4.6	Financial Agreement, dated March 20, 2009, between Nauticler S.A. and Marfin Popular Bank Public Co., Ltd. (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on May 18, 2009).

4.7	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007, dated March 23, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on May 18, 2009).

4.8	Amendment to Share Purchase Agreement, dated June 29, 2009, between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 7, 2009).

4.9	Amendment to Omnibus Agreement, dated June 29, 2009, among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C., and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 7, 2009).

4.10	Facility Agreement for $240.0 million, dated June 24, 2009, among the Borrowers listed therein and Commerzbank AG (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on July 7, 2009).

4.11	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated July 10, 2009, among Chilali Corp., Rumer Holdings Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on August 5, 2009).

4.12	Amended and Restated Loan Agreement in respect of a loan facility of up to $120.0 million, dated May 25, 2009 with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on October 8, 2009).

4.13	Supplemental Agreement in relation to the Amended and Restated Loan Agreement dated May 25, 2009, dated July 16, 2009 (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on October 8, 2009).

4.14	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007, dated August 28, 2009 (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on October 8, 2009).

4.15	Facility Agreement for $66.5 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on October 8, 2009).

4.16	Facility Agreement for $75.0 million, dated August 28, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on October 8, 2009).

4.17	Loan Agreement for up to $110.0 million, dated October 23, 2009, with Navios Maritime Holdings Inc. as guarantor (Incorporated by reference to Exhibit 99.1 of the Form 6-K filed on November 10, 2009 (File No. 091172561)).

4.18	Indenture relating to 87/8% First Priority Ship Mortgage Notes due 2017, dated November 2, 2009, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Wells Fargo Bank, National Association (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on November 10, 2009 (File No. 091172624)).

4.19	Registration Rights Agreement, dated as of November 2, 2009 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on November 10, 2009 (File No. 091172624)).

4.20	First Supplemental Indenture to the indenture dated November 2, 2009, dated as of January 29, 2010 (Incorporated by reference to Exhibit 99.6 of the Form 6-K filed on February 17, 2010).

4.21	Credit Agreement, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 8, 2010).

4.22	Credit Agreement, dated as of April 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 8, 2010).

4.23	Second Supplemental Indenture, dated as of March 30, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 21, 2010).

4.24	Third Supplemental Indenture, dated as of April 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 21, 2010).

4.25	Fourth Supplemental Agreement, dated as of January 8, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 18, 2010).

4.26	Fifth Supplemental Agreement, dated as of April 28, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 18, 2010).

4.27	Fourth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on June 17, 2010).

4.28	Fifth Supplemental Agreement, dated as of June 7, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on June 17, 2010).

4.29	Facility Agreement for $40.0 million, dated as of August 20, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on September 1, 2010).

4.30	Loan Agreement for $40.0 million with Navios Maritime Acquisition Corporation, dated as of September 7, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on October 14, 2010).

4.31	Letter Amendment, dated as of September 24, 2010 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on October 14, 2010).

4.32	Facility Agreement of up to $40.0 million dated as of September 30, 2010 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on October 14, 2010).

4.33	Amended and Restated Loan Agreement for $120.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on November 15, 2010).

4.34	Fifth Supplemental Indenture, dated as of August 10, 2010 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 1, 2011).

4.35	Sixth Supplemental Indenture, dated as of January 28, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 1, 2011).

4.36	Indenture for the 81/8% Senior Notes due 2019, dated as of January 28, 2011 (Incorporated by reference to Exhibit 4.1 of the Form 6-K filed on February 1, 2011).

4.37	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of June 24, 2009, for $240.0 million (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on February 4, 2011).

4.38	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of September 30, 2010, for $40.0 million (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on February 4, 2011).

4.39	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of December 11, 2007 (as amended), for $154.0 million (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on February 4, 2011).

4.40	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for $75.0 million (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on February 4, 2011).

4.41	Supplemental Agreement dated January 28, 2011 relating to the Amended and Restated Loan Agreement, dated as of October 27, 2010, in respect of a loan facility of up to $120.0 million (Incorporated by reference to Exhibit 10.5 of the Form 6-K filed on February 4, 2011).

4.42	Supplemental Agreement dated January 28, 2011 relating to the Loan Agreement, dated as of October 23, 2009 (as amended), for a revolving credit facility of up to $110.0 million (Incorporated by reference to Exhibit 10.6 of the Form 6-K filed on February 4, 2011).

4.43	Sixth Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of February 1, 2007 (as amended), for a term loan facility of up to $280.0 million (Incorporated by reference to Exhibit 10.7 of the Form 6-K filed on February 4, 2011).

4.44	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 20, 2010, for a term loan facility of up to $40.0 million (Incorporated by reference to Exhibit 10.8 of the Form 6-K filed on February 4, 2011).

4.45	Supplemental Agreement dated January 28, 2011 relating to the Facility Agreement, dated as of August 28, 2009 (as amended), for a term loan facility of up to $66.5 million (Incorporated by reference to Exhibit 10.9 of the Form 6-K filed on February 4, 2011).

4.46	The Indenture, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named therein, and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 of the Form 6-K filed on May 25, 2011).

4.47	The Registration Rights Agreement, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, and S. Goldman Advisors LLC (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 25, 2011).

4.48	Supplemental Agreement No. 2, dated May 6, 2011, relating to a Loan Agreement, dated October 23, 2009, as amended, in respect of a revolving credit facility of up to $110,000,000 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 25, 2011).

4.49	The Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on May 25, 2011).

4.50	Letter of Amendment No. 1, dated October 21, 2010, to the Loan Agreement, dated September 7, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on May 25, 2011).

4.51	First Supplemental Indenture, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on July 22, 2011).

4.52	Seventh Supplemental Indenture, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on July 22, 2011).

4.53	Second Supplemental Indenture, dated as of July 26, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 5, 2011).

4.54	Facility agreement of up to $23,000,000, dated August 19, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on August 25, 2011).

4.55	Letter Agreement, dated November 8, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on November 28, 2011).

4.56	Facility agreement of up to $23,000,000, dated December 29, 2011 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on January 25, 2012).

4.57	Second Supplemental Indenture, dated as of December 29, 2011 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on January 25, 2012).

4.58	Eighth Supplemental Indenture, dated as of December 29, 2011 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on January 25, 2012).

4.59	Facility agreement of up to $42,000,000, dated March 23, 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on April 6, 2012).

4.60	Fifth Supplemental Agreement, dated March 28, 2012 relating to the Loan Agreement dated December 11, 2007 (as amended) for a term loan facility of up to $154,000,000 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on April 6, 2012).

4.61	Second Supplemental Agreement, dated March 30, 2012 relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240,000,000 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on April 6, 2012).

4.62	Third Supplemental Indenture, dated as of April 18, 2012 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on May 21, 2012).

4.63	Ninth Supplemental Indenture, dated as of April 18, 2012 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on May 21, 2012).

4.64	Tenth Supplemental Indenture, dated as of July 10, 2012 (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on July 18, 2012).

4.65	Registration Rights Agreement, dated as of July 10, 2012 among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, S. Goldman Capital LLC, Commerz Markets LLC, DVB Capital Markets LLC, DNB Markets, Inc. and ABN AMRO Securities (USA) LLC (Incorporated by reference to Exhibit 99.3 of the Form 6-K filed on July 18, 2012).

4.66	Facility Agreement for $40,000,000, dated September 19, 2013 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on October 8, 2013).

4.67	The Indenture relating to 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 of the Form 6-K filed on December 13, 2013).

4.68	Eleventh Supplemental Indenture, dated as of November 29, 2013 (Incorporated by reference to Exhibit 99.4 of the Form 6-K filed on December 13, 2013).

4.69	Fourth Supplemental Indenture, dated as of December 13, 2013 (Incorporated by reference to Exhibit 99.5 of the Form 6-K filed on December 13, 2013).

4.70

Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American Depositary Receipts described therein (Incorporated by reference to Exhibit 4.1 of the Form 8-A filed on January 24, 2014).

4.71	Facility Agreement for $22,500,000, dated December 20, 2013 (Incorporated by reference to Exhibit 10.1 of the Form 6-K filed on March 3, 2014).

4.72

Loan Agreement between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc., and Navios Holdings

Europe Finance Inc., as lenders, Navios Partners Europe Finance Inc., as agent, Navios Acquisition Europe Finance Inc., as arranger and Navios Holdings

Europe Finance Inc., as security trustee, dated December 13, 2013 (Incorporated by reference to Exhibit 10.2 of the Form 6-K filed on March 3, 2014).

4.73	First Supplemental Indenture, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 of the Form 6-K filed on March 3, 2014).

4.74	Fifth Supplemental Indenture, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.4 of the Form 6-K filed on March 3, 2014).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2013.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2013, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2013 and 2012; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2013, 2012 and 2011; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2013, 2012 and 2011; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: April 28, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive (loss)/income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2013 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 28, 2014

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2013	December 31, 2012
ASSETS
Current assets
Cash and cash equivalents	2, 4, 12	$187,831	$257,868
Restricted cash	2, 11, 12	2,041	24,704
Accounts receivable, net	2, 5, 12	86,219	85,721
Due from affiliate companies	16	8,328	50,837
Inventories		26,588	31,555
Prepaid expenses and other current assets	6	28,979	19,882

Total current assets		339,986	470,567

Vessels, port terminal and other fixed assets, net	2, 7	1,808,883	1,746,493
Deferred financing costs, net	2	33,160	28,273
Deferred dry dock and special survey costs, net	2	29,354	26,661
Loan receivable from affiliate companies	16	2,660	35,000
Long-term receivable from affiliate companies	16	5,144	57,701
Investments in affiliates	9, 16	335,303	197,291
Investments in available-for-sale securities	24	7,660	559
Other long-term assets		5,463	9,523
Intangibles other than goodwill	2, 8	191,664	209,058
Goodwill	2, 3	160,336	160,336

Total non-current assets		2,579,627	2,470,895

Total assets		$2,919,613	$2,941,462

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	7	$51,692	$63,921
Accrued expenses and other liabilities	10	64,199	75,681
Deferred income and cash received in advance	2, 16,19	13,215	15,326
Current portion of capital lease obligations	7	1,400	1,353
Current portion of long-term debt	11	19,261	33,095

Total current liabilities		149,767	189,376

Senior and ship mortgage notes, net of discount and including premium	11	1,293,156	1,034,141
Long-term debt, net of current portion	11	198,832	290,976
Capital lease obligations, net of current portion	7	22,359	23,759
Unfavorable lease terms	8	27,074	32,006
Other long term liabilities and deferred income	7, 16	25,221	29,643
Deferred tax liability	2, 22	13,869	18,522

Total non-current liabilities		1,580,511	1,429,047

Total liabilities		1,730,278	1,618,423

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 8,479 issued and outstanding as of both December 31, 2013 and 2012.		—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, issued and outstanding 104,261,029 and 103,255,409, as of December 31, 2013 and 2012, respectively		10	10
Additional paid-in capital		552,778	547,377
Accumulated other comprehensive loss		(11,172)	(558)
Retained earnings		524,079	659,547

Total Navios Holdings stockholders’ equity		1,065,695	1,206,376

Noncontrolling interest	23	123,640	116,663

Total stockholders’ equity		1,189,335	1,323,039

Total liabilities and stockholders’ equity		$2,919,613	$2,941,462

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Revenue	20	$512,279	$616,494	$689,355
Time charter, voyage and logistics business expenses		(244,412)	(269,279)	(273,312)
Direct vessel expenses		(114,074)	(117,790)	(117,269)
General and administrative expenses		(44,634)	(51,331)	(52,852)
Depreciation and amortization	7, 8	(98,124)	(108,206)	(107,395)
Provision for losses on accounts receivable	5	(630)	(17,136)	(239)
Interest income		2,299	2,717	4,120
Interest expense and finance cost, net	18	(110,805)	(106,196)	(107,181)
Loss on derivatives	12	(260)	(196)	(165)
Gain on sale of assets	19	18	323	38,822
Loss on change in control	3	—	—	(35,325)
Loss on bond and debt extinguishment	11	(37,136)	—	(21,199)
Other income	25	17,031	189,239	1,660
Other expense		(10,447)	(10,993)	(12,990)

(Loss)/income before equity in net earnings of affiliated companies		$(128,895)	$127,646	$6,030
Equity in net earnings of affiliated companies	9, 16, 19	19,344	48,228	35,246

(Loss)/income before taxes		$(109,551)	$175,874	$41,276
Income tax benefit/(expense)	2, 22	4,260	(312)	56

Net (loss)/income		$(105,291)	$175,562	$41,332
Less: Net income attributable to the noncontrolling interest	23	(3,772)	(77)	(506)
Preferred stock dividends of subsidiary		—	—	(27)
Preferred stock dividends attributable to the noncontrolling interest		—	—	12

Net (loss)/income attributable to Navios Holdings common stockholders		$(109,063)	$175,485	$40,811

(Loss)/income attributable to Navios Holdings common stockholders, basic	21	$(110,990)	$173,780	$39,115

(Loss)/income attributable to Navios Holdings common stockholders, diluted	21	$(110,990)	$175,485	$40,811

Basic net (losses)/earnings per share attributable to Navios Holdings common stockholders		$(1.09)	$1.72	$0.39

Weighted average number of shares, basic	21	101,854,415	101,232,720	100,926,448

Diluted net (losses)/earnings per share attributable to Navios Holdings common stockholders		$(1.09)	$1.58	$0.37

Weighted average number of shares, diluted	21	101,854,415	111,033,758	110,323,652

Other comprehensive (loss)/income
Unrealized holding loss on investments in-available-for-sale-securities		(10,614)	(566)	(26,458)
Reclassification to investments in affiliates	9	—	(6,158)	—

Total other comprehensive loss		$(10,614)	$(6,724)	$(26,458)

Total comprehensive (loss)/income		(115,905)	168,838	14,859
Comprehensive income attributable to noncontrolling interest		$(3,772)	$(77)	$(506)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders		$(119,677)	$168,761	$14,353

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
OPERATING ACTIVITIES:
Net (loss)/income		$(105,291)	$175,562	$41,332
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	7, 8	98,124	108,206	107,395
Amortization and write-off of deferred financing costs		5,384	6,309	5,580
Amortization of deferred drydock and special survey costs		9,581	7,289	5,364
Provision for losses on accounts receivable	5	630	17,136	239
Unrealized loss/(gain) on FFA derivatives	12	69	124	(289)
Share based compensation	13	5,021	4,712	4,252
Gain on sale of assets	19, 16	(18)	(323)	(38,822)
Loss on bond and debt extinguishment	11	12,142	—	5,573
Loss on change in control	3	—	—	35,325
Income tax (benefit)/expense	2, 22	(4,260)	312	(56)
Equity in affiliates, net of dividends received	9, 16, 19	19,781	(7,519)	3,008
Changes in operating assets and liabilities:
Decrease in restricted cash		430	1,317	13,043
Increase in accounts receivable		(1,110)	(1,434)	(32,594)
Decrease/(increase) in inventories		4,966	(9,820)	(2,311)
(Increase)/decrease in prepaid expenses and other assets		(26,653)	18,384	(4,375)
Decrease/(increase) in due from affiliate companies	16	80,159	(59,134)	(50,786)
(Decrease)/increase in accounts payable		(12,916)	6,701	1,333
(Decrease)/increase in accrued expenses		(12,156)	9,483	18,539
(Decrease)/increase in deferred income		(2,112)	(13,340)	10,168
Decrease in other long-term liabilities		(1,109)	(20,739)	(6,742)
Increase/(decrease) in derivative assets and liabilities	12	1,206	(121)	335
Payments for dry dock and special survey costs		(12,119)	(14,461)	(12,769)

Net cash provided by operating activities		$59,749	$228,644	$102,742

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		—	33	—
Deconsolidation of Navios Acquisition		—	—	(72,425)
Acquisition of intangible assets	8	(2,092)	—	—
Proceeds from sale of assets	19	—	67,500	120,000
Loan to affiliate company		(2,660)	—	—
Decrease in restricted cash	11	—	—	778
Loan repayment from affiliate company	16	35,000	10,000	6,000
Decrease/(increase) in long-term receivable from affiliate companies	16	14,908	(11,120)	(33,609)
Dividends from affiliate companies		10,126	5,202	3,901
Deposits for vessel acquisitions	7	—	—	(66,769)
Investment in affiliate companies	9	(167,919)	(1,472)	(2,052)
Acquisition of vessels	7	(85,699)	(38,357)	(56,059)
Purchase of property, equipment and other fixed assets	7	(60,235)	(19,333)	(71,128)

Net cash (used in)/provided by investing activities		$(258,571)	$12,453	$(171,363)

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
FINANCING ACTIVITIES:
Proceeds from long-term loans	11	$51,250	$52,230	$86,379
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	11	725,486	84,965	534,188
Repayment of long-term debt and payment of principal	11	(157,228)	(236,178)	(248,487)
Repayment of ship mortgage and senior notes	11	(488,000)	—	(300,000)
Payments of obligations under capital leases		(1,353)	(1,519)	(1,040)
Debt issuance costs		(905)	(1,858)	(2,767)
Decrease/(increase) in restricted cash		22,234	(19,623)	(284)
Acquisition of noncontrolling interest	23	(750)	—	(8,638)
Contribution from noncontrolling shareholders		3,905	—	—
Issuance of common stock	17	551	93	415
Dividends paid		(26,405)	(32,435)	(27,238)
Acquisition of treasury stock	17	—	—	(221)

Net cash provided by/(used in) financing activities		128,785	(154,325)	32,307

(Decrease)/increase in cash and cash equivalents		(70,037)	86,772	(36,314)

Cash and cash equivalents, beginning of year		257,868	171,096	207,410

Cash and cash equivalents, end of year		$187,831	$257,868	$171,096

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$147,405	$102,119	$78,151
Cash paid for income taxes		$586	$864	$834
Non-cash investing and financing activities
Capitalized deferred financing costs into vessel cost		$—	$135	$291
Reclassification of investments in available-for-sale securities to investments in affiliates	9, 24	$—	$82,572	$—
Reclassification of accumulated other comprehensive income to investments in affiliates	9, 24	$—	$6,158	$—
Purchase of property and equipment		$—	$(15,413)	$—
Working capital acquired		$—	$597	$—
Revaluation of vessels due to restructuring of capital lease obligations		$—	$4,590	$—
Decrease in capital lease obligations due to restructuring		$—	$(4,590)	$—
Dividends declared but not paid		$—	$—	$6,149
Investments in available for sale securities	24	$17,715	$810	$10,283

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Equity

Balance December 31, 2010	8,479	$—	101,563,766	$10	$531,265	$495,684	$32,624	$1,059,583	$257,960	$1,317,543
Net income	—	—	—	—	—	40,811	—	40,811	506	41,317
Total other comprehensive income	—	—	—	—	—	—	(26,458)	(26,458)	—	(26,458)
Dividends paid by subsidiary to noncontrolling shareholders on common stock and preferred stock	—	—	—	—	—	—	—	—	(1,148)	(1,148)
Preferred stock dividends of subsidiary attributable to the noncontrolling interest	—	—	—	—	—	—	—	—	15	15
Navios Acquisition deconsolidation (Note 3)	—	—	—	—	—	—	—	—	(125,184)	(125,184)
Navios Logistics acquisition of noncontrolling interest (including transaction expenses) (Note 23)	—	—	—	—	6,925	—	—	6,925	(15,563)	(8,638)
Acquisition of treasury shares	—	—	(73,651)	—	(221)	—	—	(221)	—	(221)
Stock-based compensation (Note 17)	—	—	928,118	—	4,613	—	—	4,613	—	4,613
Cancellation of shares	—	—	(8,869)	—	—	—	—	—	—	—
Dividends declared/paid	—	—		—	—	(26,147)	—	(26,147)	—	(26,147)

Balance December 31, 2011	8,479	$—	102,409,364	$10	$542,582	$510,348	$6,166	$1,059,106	$116,586	$1,175,692
Net income	—	—	—	—	—	175,485	—	175,485	77	175,562
Total other comprehensive loss	—	—	—	—	—	—	(6,724)	(6,724)	—	(6,724)
Stock-based compensation (Note 17)	—	—	852,247	—	4,795	—	—	4,795	—	4,795
Cancellation of shares	—	—	(6,202)	—	—	—	—	—	—	—
Dividends declared/paid	—	—	—	—	—	(26,286)	—	(26,286)	—	(26,286)

Balance December 31, 2012	8,479	$—	103,255,409	$10	$547,377	$659,547	$(558)	$1,206,376	$116,663	$1,323,039
Net (loss)/income	—	—	—	—	—	(109,063)	—	(109,063)	3,772	(105,291)
Total other comprehensive loss	—	—	—	—	—	—	(10,614)	(10,614)	—	(10,614)
Navios Logistics acquisition of noncontrolling interest (Note 23)	—	—	—	—	(50)	—	—	(50)	(700)	(750)
Contribution from noncontrolling shareholders	—	—	—	—	—	—	—	—	3,905	3,905
Stock-based compensation (Note 17)	—	—	1,031,456	—	5,451	—	—	5,451	—	5,451
Cancellation of shares	—	—	(25,836)	—	—	—	—	—	—	—
Dividends declared/paid	—	—	—	—	—	(26,405)	—	(26,405)	—	(26,405)

Balance December 31, 2013	8,479	$—	104,261,029	$10	$552,778	$524,079	$(11,172)	$1,065,695	$123,640	$1,189,335

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

Navios Asia

In May 2013, Navios Holdings formed Navios Asia LLC (“Navios Asia”) in partnership with a third party. Navios Holdings owns 51.0% and the third party owns 49.0% of Navios Asia.

Navios Europe

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe”) and have ownership interests of 47.5%, 47.5% and 5.0%, respectively.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. As of December 31, 2013, Navios Holdings owned a 21.6% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate (former subsidiary) of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2013, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 47.8% and its economic interest in Navios Acquisition was 50.5%.

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

For the years ended December 31, 2012 and 2011, the Company has revised its statement of cash flows to appropriately classify amounts of $5,202 and $3,901 from operating cash inflows to investing cash inflows for dividends it received from one of its equity affiliate investees. These dividends represent a return of the investment (investing activity) rather than a return on the investment (operating activity).

(b)	Principles of Consolidation: The accompanying consolidated financial statements include the accounts of Navios Holdings and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if the Company determines that it is the primary beneficiary. A variable interest entity is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (ii) the equity holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned and Navios Asia, which is 51.0% owned.

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

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods during which such entities were affiliates of Navios Holdings: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2013 was 21.6%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2013 was 50.5%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (ownership interest as of December 31, 2013 was 50.0%); and (iv) Navios Europe and its subsidiaries (ownership interest as of December 31, 2013 was 47.5%).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries included in the consolidation:

	Nature/ Vessel Name	Effective Ownership Interest	Country of Incorporation	Statement of Operations
Company Name				2013	2012	2011
Navios Maritime Holdings Inc.	Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 -12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 -12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1-12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1-12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios ShipManagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 -12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 14/6	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kohylia Shipmanagement S.A.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 5/18
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 -12/31	1/12 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/16 - 12/31
Tulsi Shipmanagement Co.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/20 - 12/31
Cinthara Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	4/28 - 12/31
Rawlin Services Co.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/3 - 12/31
Mauve International S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/16 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/17 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	2/23 - 12/31	—
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	06/04 - 12/31	—	—
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	05/14 - 12/31	—	—

All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned and Navios Asia and its subsidiaries, which is 51.0% owned.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, provisions necessary for accounts receivables, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: As of December 31, 2013 and 2012, restricted cash included $1,451 and $10,914, respectively, which related to amounts held in retention account in order to service debt and interest payments and $0 and $13,200, respectively, which related to additional security, as required by certain of Navios Holdings’ credit facilities. Also included in restricted cash as of December 31, 2013 and 2012 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 and $590, respectively.

(f)	Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reported period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants, bunkers (when applicable) and stock provisions on board the vessels, as well as petroleum products held by Navios Logistics, are valued at the lower of cost or market value as determined on the first-in, first-out basis.

(h)	Vessel, Port Terminal, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminal, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations or asset acquisitions are recorded at fair value on the date of acquisition. Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

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

Management estimates the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (LWT). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. Up to December 31, 2012, management estimated the residual values of the Company’s vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340. This change in accounting estimates did not materially affect the statements of income and the loss per share of the Company for the year ended December 31, 2013.

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

(i)	Deposits for Vessel Acquisitions: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels and other long-lived fixed assets. Deposits for vessel acquisitions also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the vessel to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2013, 2012 and 2011 amounted to $1,831, $1,453 and $4,303, respectively.

(j)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(k)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel, and related carrying value of the intangible with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one-year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 3.0% after 2015 and a utilization rate of 98.1% based on the fleet’s historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the intangible assets existed as of December 31, 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Although management believes the underlying assumptions supporting this assessment are reasonable, if the charter rate trends and the length of the market downturn, vary significantly from our forecasts, management may be required to perform step two of the impairment analysis in the future which could expose Navios Holdings to material impairment charges.

No impairment loss was recognized for any of the periods presented.

(l)	Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for vessels, every 60 months for oceangoing vessels and every 84 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written-off to income in the year the vessel, barge or push boat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2013, 2012 and 2011, the amortization was $9,581, $7,289, and $5,364, respectively.

(m)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write offs for each of the years ended December 31, 2013, 2012 and 2011 were $5,384, $6,309 and $5,580, respectively.

(n)	Goodwill and Other Intangibles

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

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows from the shipping operations were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of two-year forward freight agreements and the 10-year average historical charter rates available for each type of vessel adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long lived assets. The future cash flows from logistics operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the statement of comprehensive (loss)/income in the “Depreciation and Amortization” line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2013, there was no impairment of intangible assets.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel and if not exercised, the intangible will be written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it will be written-off to the statements of income.

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms(*)	6.6
Unfavorable lease terms(**)	4.7
Port terminal operating rights	30.0
Customer relationships	20.0

(*)	The intangible asset associated with the favorable lease terms includes an amount of $21,782 related to purchase options for the vessels.
(**)	The intangible liability associated with the unfavorable lease terms includes an amount of $9,405 related to purchase options held by third parties.

(o)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although, its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. Additionally, the Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Reales and Guaranies whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

consummated and the date on which it is either settled or translated, are recognized in the statement of comprehensive (loss)/income. The foreign currency exchange gains/(losses) recognized in the consolidated statement of comprehensive (loss)/income for each of the years ended December 31, 2013, 2012 and 2011, were $184, ($217) and ($383), respectively.

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

The Company participates in Protection and Indemnity (P&I) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the P&I clubs.

Provisions for estimated losses on uncompleted voyages and vessels time chartered to others are provided for in the period in which such losses are determined. As of December 31, 2013 and 2012, the balance for provision for loss making voyages in progress was $801 and $4,974, respectively.

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

Revenue Recognition: Revenue is recorded when services are rendered, the Company has a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. The Company generates revenue from transportation of cargo, time charter of vessels, port terminal operations, bareboat charters, contracts of affreightment/voyage contracts, demurrages and contracts covering dry or liquid port terminal operations.

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

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment/voyage contracts is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of the barge after discharge under the previous voyage and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

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

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterers’ disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

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

Revenues from liquid port terminal operations consist mainly of sales of petroleum products in the Paraguayan market. Additionally, revenues consist of an agreed flat fee per cubic meter to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues are recognized upon completion of loading the trucks. Additionally, fees are charged for storage time in excess of contractually specified terms. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the trucks.

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

Direct Vessel Expenses: Direct vessel expenses consist of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs net of related party management fees.

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

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under FASB guidance on employer’s accounting for pension. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $660 and $686 at December 31, 2013 and 2012, respectively.

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

Stock-Based Compensation: In December 2013, 2012 and 2011, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock restricted stock units and stock options are based on service conditions only and vest over three years. In December 2013, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest on April 30, 2015 upon achievement of certain internal performance criteria and set targets.

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

(t)	Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, trade receivables and payables, other receivables and other liabilities, long-term debt, capital leases and available-for-sale securities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

Financial Risk Management: The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates, fuel prices and credit and interest rates risk. Risk management is carried out under policies approved by executive management. Guidelines are established for overall risk management, as well as specific areas of operations.

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

At the end of each calendar quarter, the fair value of drybulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH is determined from the LCH valuations.

The Company records all of its derivative financial instruments and hedges as economic hedges.

The Company classifies cash flows related to derivative financial instruments within cash provided by operating activities in the consolidated statements of cash flows.

(u)	(Losses)/Earnings Per Share: Basic (losses)/earnings per share are computed by dividing net (loss)/income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (convertible preferred stock, stock options and warrants) are assumed to be exercised and the proceeds used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) shall be included in the denominator of the diluted earnings per share computation. For the year ended December 31, 2011, preferred stock dividends of subsidiaries and preferred stock dividends attributable to the noncontrolling interest were included in the calculation of net income attributable to Navios Holdings common stockholders. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period. Convertible shares are included in the calculation of the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. See also Note 21.

(v)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2013, 2012 and 2011 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regime.

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

For charters classified as operating leases where Navios Holdings is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense is included under the line “Time charter, voyage and logistics business expenses”.

(z)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(aa)	Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ab)	Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) are recorded at fair market value on issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date all Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per preferred share. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per preferred share.

(ac)	Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive income (loss) unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the statements of income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners and Navios Europe for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition and Navios Europe, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners and Navios Europe for a period of time sufficient to allow for any anticipated recovery in fair value.

(ad)	Financial Instruments and Fair Value: Guidance on Fair Value Measurements provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level I measurements) and the lowest priority to unobservable inputs (level III measurements).

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

NOTE 3: DECONSOLIDATION

Deconsolidation of Navios Acquisition

On March 30, 2011, Navios Holdings completed an exchange whereby Navios Holdings exchanged 7,676,000 shares of Navios Acquisition’s common stock for non-voting Series C preferred stock of Navios Acquisition pursuant to an Exchange Agreement entered into on March 30, 2011 between Navios Acquisition and Navios Holdings (the “Navios Acquisition Share Exchange”). The fair value of the exchange was $30,474, which was based on the share price of the publicly traded common shares of Navios Acquisition on March 30, 2011. Immediately after the Navios Acquisition Share Exchange, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition decreased to 45% and Navios Holdings no longer controlled a majority of the voting power of Navios Acquisition. From that date onwards, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company, and the investment in Navios Acquisition has been accounted for under the equity method due to the Company’s significant influence over Navios Acquisition. Navios Acquisition has been accounted for under the equity method of accounting based on Navios Holdings’ economic interest in Navios Acquisition, since the preferred stock is considered to be, in substance, common stock for accounting purposes.

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

As of December 31, 2013, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 47.8% and its economic interest in Navios Acquisition was 50.5%.

NOTE 4: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	December 31, 2013	December 31, 2012
Cash on hand and at banks	$158,037	$61,283
Short-term deposits and highly liquid funds	29,794	196,585

Total cash and cash equivalents	$187,831	$257,868

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Holdings also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consist of the following:

	December 31, 2013	December 31, 2012
Accounts receivable	$112,676	$111,657
Less: provision for doubtful receivables	(26,457)	(25,936)

Accounts receivables, net	$86,219	$85,721

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2011	$(8,635)	$(239)	$—	$(8,874)
Year ended December 31, 2012	$(8,874)	$(17,136)	$74	$(25,936)
Year ended December 31, 2013	$(25,936)	$(630)	$109	$(26,457)

During the year ended December 31, 2012, the increase in the Company’s provision for losses on accounts receivable (which resulted from the recognition of $17,136 of bad debt expense during the period) relates mainly to (i) $4,593 of receivable balances from various defaulted charterers that are no longer covered by the Company’s Charter Insurance following the Insurance Restructuring (each as defined in Note 25); and (ii) $12,543 of receivable balances from charterers whose financial condition and creditworthiness deteriorated during the period causing the Company to determine that these receivables may no longer be recoverable.

Concentration of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the years ended December 31, 2013, 2012 and 2011, none of the customers accounted for more than 10% of the Company’s revenue.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following:

	December 31, 2013	December 31, 2012
Prepaid voyage and operating costs	$12,621	$6,414
Claim receivables	8,658	3,953
Advances to agents	795	669
Short-term derivative assets	—	1,275
Prepaid taxes	4,750	2,986
Other	2,155	4,585

Total prepaid expenses and other current assets	$28,979	$19,882

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

NOTE 7: VESSELS, PORT TERMINAL AND OTHER FIXED ASSETS

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$1,548,383	$(127,082)	$1,421,301
Additions	133,874	(63,203)	70,671
Disposals	(81,454)	4,707	(76,747)

Balance December 31, 2011	1,600,803	(185,578)	1,415,225
Additions	102,306	(63,737)	38,569
Disposals	(71,209)	4,141	(67,068)

Balance December 31, 2012	1,631,900	(245,174)	1,386,726
Additions	85,727	(63,287)	22,440

Balance December 31, 2013	$1,717,627	$(308,461)	$1,409,166

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$65,258	$(9,031)	$56,227
Additions	9,230	(2,538)	6,692
Disposals	(152)	103	(49)

Balance December 31, 2011	74,336	(11,466)	62,870
Additions	11,904	(2,785)	9,119

Balance December 31, 2012	86,240	(14,251)	71,989
Additions	16,812	(2,853)	13,959
Write-off	(22)	22	—

Balance December 31, 2013	$103,030	$(17,082)	$85,948

Tanker vessels, barges and push boats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$278,837	$(42,637)	$236,200
Additions	62,153	(15,378)	46,775

Balance December 31, 2011	340,990	(58,015)	282,975
Additions	20,008	(19,383)	625
Restructure of capital lease	(4,590)	—	(4,590)

Balance December 31, 2012	356,408	(77,398)	279,010
Additions	40,586	(16,384)	24,202
Transfers	3,030	—	3,030

Balance December 31, 2013	$400,024	$(93,782)	$306,242

Tanker vessels (Navios Acquisition)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$538,751	$(9,092)	$529,659
Additions	31,774	(7,198)	24,576
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance December 31, 2011	$—	$—	$—

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$8,767	$(2,477)	$6,290
Additions	1,331	(745)	586

Balance December 31, 2011	10,098	(3,222)	6,876
Additions	2,832	(903)	1,929
Disposals	(37)	—	(37)

Balance December 31, 2012	12,893	(4,125)	8,768
Additions	2,836	(1,048)	1,788
Transfers	(3,030)	—	(3,030)

Balance December 31, 2013	$12,699	$(5,173)	$7,526

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$2,439,996	$(190,319)	$2,249,677
Additions	238,362	(89,062)	149,300
Disposals	(81,606)	4,810	(76,796)
Navios Acquisition deconsolidation	(570,525)	16,290	(554,235)

Balance December 31, 2011	2,026,227	(258,281)	1,767,946
Additions	137,050	(86,808)	50,242
Disposals	(71,246)	4,141	(67,105)
Restructure of capital lease	(4,590)	—	(4,590)

Balance December 31, 2012	2,087,441	(340,948)	1,746,493
Additions	145,962	(83,572)	62,390
Write-off	(22)	22	—

Balance December 31, 2013	$2,233,381	$(424,498)	$1,808,883

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

Vessel Acquisitions

On January 28, 2011, Navios Holdings took delivery of the Navios Altamira, a new, 2010-built 179,165 dwt Capesize vessel, from a South Korean shipyard for an acquisition price of $55,427, of which $15,427 was paid in cash and the remaining amount of $40,000 was funded through a loan.

On February 14, 2011, Navios Holdings took delivery of the Navios Azimuth, a new, 2011-built 179,169 dwt Capesize vessel from a South Korean shipyard for a purchase price of approximately $55,672, of which $14,021 was paid in cash, $40,000 was financed through a loan and the remaining amount was funded through the issuance of 300 shares of preferred stock issued in 2010.

On February 21, 2011, Navios Holdings exercised its purchase option to acquire the Navios Astra, a 53,468 dwt Ultra- Handymax vessel and former long-term chartered-in vessel in operation, which was delivered to Navios Holdings’ owned fleet. The Navios Astra’s acquisition price was $22,775, of which $1,513 was the unamortized portion of the favorable lease term. On May 10, 2011, the amount of $18,850 was drawn to finance the acquisition of the Navios Astra.

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

On August 26, 2013, September 10, 2013, September 17, 2013 and September 19, 2013, Navios Holdings took delivery of the Navios Galileo (2006-built 76,596 dwt), the Navios Amitie (2005-built 75,395 dwt), the Navios Taurus (2005-built 76,596 dwt) and the Northern Star (2005-built 75,395 dwt). The total acquisition price for the four vessels was $67,795, of which $27,795 was paid from existing cash and $40,000 was financed through a loan.

In October, 2013, Navios Asia took delivery of the N Amalthia, a 2006-built 75,318 dwt bulk carrier vessel for a purchase price of $17,905, of which $6,655 was paid from the Company’s and noncontrolling shareholders’ cash and $11,250 was financed through a loan.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In September 2011, Navios Logistics acquired an additional 23 acre parcel of land located south of the Nueva Palmira Free Zone as part of a project to develop a new transshipment facility for mineral ores and liquid bulks.

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Ferni H (formerly known as the Stavroula), by extending their duration until June 2016 and amending the purchase price obligations to $9,850 and $9,800, respectively, each at the end of the extended period. As of December 31, 2013, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2013 for both vessels were $1,353.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of December 31, 2013, Navios Logistics had paid $21,773 for the construction of the new conveyor belt.

Navios Logistics constructed four new tank barges. Two barges were delivered in October and December 2012 and two were delivered in April and June, 2013, with a cost of $1,900 each.

On June 26, 2013, Navios Logistics entered into an agreement for the acquisition of three pushboats for a total acquisition price of $20,250. As of December 31, 2013, Navios Logistics had paid $19,767 for the acquisition of the three pushboats.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total consideration of $19,080, and on October 8, 2013 the company exercised the option for the construction of an additional 36 dry barges for a total consideration of $19,080, based on the initial agreement. As of December 31, 2013, Navios Logistics had paid $11,448 for the construction of the new barges.

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2013

	Acquisition Cost	Accumulated Amortization	Additions/Transfer to vessel cost/ Write off	Net Book Value December 31, 2013
Trade name	$100,420	$(29,738)	$—	70,682
Port terminal operating rights(****)	34,060	(7,444)	2,092	28,708
Customer relationships	35,490	(10,647)	—	24,843
Favorable lease terms(*) (***)	210,835	(139,624)	(3,780)	67,431

Total Intangible assets	380,805	(187,453)	(1,688)	191,664
Unfavorable lease terms(**)	(121,028)	93,954	—	(27,074)

Total	$259,777	$(93,499)	$(1,688)	164,590

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2012

	Acquisition Cost	Accumulated Amortization	Transfer to vessel cost/ Write off	Net Book Value December 31, 2012
Trade name	$100,420	$(25,885)	$—	$74,535
Port terminal operating rights	34,060	(6,462)	—	27,598
Customer relationships	35,490	(8,872)	—	26,618
Favorable lease terms(*) (***)	220,042	(130,528)	(9,207)	80,307

Total Intangible assets	390,012	(171,747)	(9,207)	209,058
Unfavorable lease terms(**)	(127,513)	89,022	6,485	(32,006)

Total	$262,499	$(82,725)	$(2,722)	$177,052

(*)	As of December 31, 2013, the intangible asset associated with the favorable lease terms includes an amount of $21,782 related to purchase options for the vessels (see Note 2(n)). As of December 31, 2012, $9,207 was written off because the purchase option was not exercised.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(**)	As of December 31, 2013, the intangible liability associated with the unfavorable lease terms includes an amount of $9,405 related to purchase options held by third parties (see Note 2(n)). As of December 31, 2013 and 2012, no purchase options held by third parties have been exercised. As of December 31, 2012 $6,485 was written off because the purchase option was not exercised.
(***)	During the years ended December 31, 2013 and 2012, acquisition costs and accumulated amortization of $3,780 and $14,470, respectively, of fully amortized favorable lease terms were written off.
(****)	On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Enresur”), a Uruguayan company, for a total consideration of $2,092. Enersur, as a free zone direct user, holds the right to occupy approximately 12 hectares of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics accounted for the acquisition as an asset acquisition and as a result, an intangible asset related to the contractual rights was recorded under port terminals operating rights.

	Amortization Expense and Write Offs Year Ended December 31, 2013	Amortization Expense and Write Offs Year Ended December 31, 2012	Amortization Expense and Write Offs Year Ended December 31, 2011
Trade name	$(3,853)	$(3,860)	$(3,853)
Port terminal operating rights	(983)	(930)	(927)
Customer relationships	(1,774)	(1,775)	(1,775)
Favorable lease terms	(12,876)	(27,652)	(18,388)
Unfavorable lease terms	4,933	12,819	6,610

Total	$(14,553)	$(21,398)	$(18,333)

The remaining aggregate amortization of acquired intangibles (for the Company) will be as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$3,853	$3,853	$3,853	$3,853	$2,811	$52,459	$70,682
Favorable lease terms	12,539	11,398	11,324	7,022	641	2,725	45,649
Unfavorable lease terms	(4,933)	(3,545)	(2,129)	(1,273)	(1,102)	(4,687)	(17,669)
Port terminal operating rights	983	983	983	983	983	23,793	28,708
Customer relationships	1,775	1,775	1,775	1,775	1,775	15,968	24,843

Total	$14,217	$14,464	$15,806	$12,360	$5,108	$90,258	$152,213

NOTE 9: INVESTMENT IN AFFILIATES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

On January 1, 2012, all of the outstanding subordinated units converted into 7,621,843 common units of Navios Partners (excluding the Series A Subordinated Units, which are a separate class of subordinated units) (“the Conversion”). The Company concluded that the Conversion resulted in a change in the form of its investment in Navios Partners that was a reconsideration event pursuant to ASC 323-10-15-16a. In connection with that reconsideration, the Company concluded that the common units of Navios Partners, which prior to January 1, 2012 did not meet the definition of common stock or “in-substance common stock,” met the definition of “in-substance common stock” starting January 1, 2012. Although the common units continued to enjoy certain preferences by comparison to the Series A Subordinated Units, the Series A Subordinated Units constituted such a small portion of the capital structure of Navios Partners and, as such, the liquidation preference was not considered to be substantive under ASC 323-10-15-13a. In addition, at the time of the reconsideration, it was known that the Series A Subordinated Units would themselves automatically convert to common units of Navios Partners on June 29, 2012. Accordingly, the Company concluded that the risk and reward profile of the common units and Series A Subordinated Units were substantially the same in accordance with ASC 323-10-15-

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

13b. As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities) is accounted for by the equity method from January 1, 2012. As a result, the carrying value of the available-for sale securities of $82,572 plus the amount reflected in other comprehensive losses of $6,158 (in each case, as of December 31, 2011) was reclassified to “Investments in Affiliates.”

On June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units which have the same distribution rights as all other common unit holders.

In May 2012, Navios Partners completed its public offering of 4,600,000 common units. Navios Holdings paid $1,472 in order to retain its 2.0% general partner interest. Following this offering Navios Holdings’ interest in Navios Partners decreased. The Company deemed that the issuance of shares qualified as a sale of shares by the equity method investee. As a result, a gain of $9,497 was recognized in “Equity in net earnings of affiliated companies”.

In February and September 2013, Navios Partners completed two public offerings in an aggregate amount of 10,925,000 common units, including the full exercise of the underwriters’ overallotment options. Navios Holdings paid $3,168 in order to retain its 2.0% general partner interest. Following these offerings Navios Holdings’ interest in Navios Partners decreased. The Company determined that the issuance of shares qualified as sales of shares by the equity method investee. As a result, gains of $15,991 were recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2013.

As of December 31, 2013, Navios Holdings holds a total of 14,223,763 common units, representing a 19.6% common interest in Navios Partners and the entire investment in Navios Partners is accounted for under the equity method.

As of December 31, 2013 and 2012, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $42,412 and $51,528, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Gains of $32,857, $36,294 and $14,962 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013 and December 31, 2012, the carrying amount of the investment in Navios Partners accounted for under the equity method was $110,516 and $103,953, respectively.

Dividends received during the year ended December 31, 2013, 2012 and 2011 were $29,461, $27,916 and $25,640, respectively.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2013 and December 31, 2012, the carrying amount of the investment was $350 and $420, respectively. Dividends received for each of the years ended December 31, 2013, 2012 and 2011 were $433, $140 and $602, respectively.

Navios Acquisition

From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company. In February, May and September 2013, Navios Acquisition completed multiple offerings, including registered direct offerings and private placements to Navios Holdings and certain members of the management of Navios Acquisition, Navios Partners and Navios Holdings. A total of 94,097,529 shares were issued. As part of these offerings, Navios Holdings purchased in private placements an aggregate of 46,969,669 shares of Navios Acquisition common stock for $160,001. Following these offerings, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition increased and its economic interest in Navios Acquisition decreased. The Company determined that the issuance of shares qualified as sales of shares by the equity method investee. As a result, losses of $6,171 were recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2013.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2013 and 2012, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $12,052 and $17,450, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

(Losses)/gains of $(20,759), $(1,070) and $6,526 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013 and December 31, 2012, the carrying amount of the investment in Navios Acquisition accounted for under the equity method was $219,664 and $92,896, respectively.

Dividends received for each of the years ended December 31, 2013, 2012 and 2011 were $10,126, $5,202 and $3,901, respectively.

As of December 31, 2013, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 47.8% and its economic interest in Navios Acquisition was 50.5%.

Navios Europe

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe and have ownership interests of 47.5%, 47.5% and 5.0%, respectively, which were received for nominal consideration, On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of a $117,753 senior loan facility (the “Senior Loan”) and loans aggregating $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loan) according to a defined waterfall calculation as follows:

•	First, Navios Holdings, Navios Acquisition and Navios Partners will each earn a 12.7% preferred distribution on the Navios Term Loans and the Navios Revolving Loans;

•	Second, any remaining cash is then distributed on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) the holders of the Navios Term Loans.

The Navios Term Loan will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe based on the following:

•	the power to direct the activities that most significantly impact the economic performance of Navios Europe are shared jointly between (i) Navios Holdings, Navios Acquisition and Navios Partners and (ii) and the Junior Loan holder;

•	while Navios Europe’s residual is shared on an 80%/20% basis, respectively, between (i) the Junior Loan holder and (ii) Navios Holdings, Navios Acquisition and Navios Partners, the Junior Loan holder is exposed to a substantial portion of Navios Europe’s risks and rewards.

Navios Holdings further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of December 31, 2013, the estimated maximum potential loss by Navios Holdings in Navios Europe would have been $7,410, which represents the Company’s portion of the initial investment of $4,750 plus the Company’s portion of the carrying balance of the Navios Revolving Loans of $2,660 and does not include the undrawn portion of the revolving loans.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

For the year ended December 31, 2013, Navios Europe had minimal operations and therefore, the Company did not record any equity method investee income/(loss).

Summarized financial information of the affiliated companies is presented below:

	December 31, 2013				December 31, 2012
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Europe	Navios Partners	Navios Acquisition	Acropolis	Navios Europe
Current assets	$54,484	$120,801	$1,524	$8,224	$70,033	$71,795	$1,698	$—
Non-current assets	1,195,595	1,535,860	22	199,760	884,919	1,298,849	25	—
Current liabilities	15,606	65,400	370	14,792	60,276	67,828	235	—
Non-current liabilities	527,966	1,128,439	—	194,289	275,982	1,071,512	—	—

	Year December 31, 2013				Year December 31, 2012				Year December 31, 2011
Income Statement	Navios Partners	Navios Acquisition	Acropolis	Navios Europe	Navios Partners	Navios Acquisition	Acropolis	Navios Europe	Navios Partners	Navios Acquisition	Acropolis	Navios Europe

Revenue	$198,159	$202,397	$2,230	$1,151	$205,435	$151,097	$2,262	$—	$186,935	$121,925	$2,686	$—
Net Income/(loss)	59,006	(55,690)	775	(1,097)	95,898	(3,284)	1,237	—	65,335	(3,378)	1,401	—

NOTE 10: ACCRUED EXPENSES

Accrued expenses consist of the following:

	December 31, 2013	December 31, 2012
Payroll	$9,954	$10,408
Accrued interest	21,081	22,714
Accrued voyage expenses	8,717	16,709
Accrued running costs	13,270	10,879
Provision for losses on voyages in progress	801	4,974
Audit fees and related services	1,066	565
Accrued taxes	5,175	5,929
Professional fees	934	961
Other accrued expenses	3,201	2,542

Total accrued expenses	$64,199	$75,681

NOTE 11: BORROWINGS

Borrowings consist of the following:

Navios Holdings loans	December 31, 2013	December 31, 2012
Loan Facility HSH Nordbank and Commerzbank A.G.	$—	$41,659
Revolver Facility HSH Nordbank and Commerzbank A.G.	—	4,428
Commerzbank A.G.	66,086	71,706
Loan Facility Credit Agricole Bank ($130,000)	—	30,308
Loan Facility Credit Agricole ($75,000)	—	32,000
Loan Facility Credit Agricole ($40,000)	26,112	32,700
Loan Facility Credit Agricole ($23,000)	18,841	20,203
Loan Facility Credit Agricole ($23,000)	19,350	20,750
Loan DNB NOR Bank ($40,000)	—	30,394
Loan Facility DVB Bank SE ($42,000)	36,801	39,325
Loan Facility Credit Agricole ($22,500)	11,250	—
Loan Facility DVB ($40,000)	39,125	—
8.125% Senior notes due 2019	350,000	350,000
2022 Notes	650,000	—
2017 Notes	—	488,000

Total Navios Holdings loans	$1,217,565	$1,161,473

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics loans	December 31, 2013	December 31, 2012
Senior notes	$290,000	$200,000
Other long-term loans	528	598

Total Navios Logistics loans	$290,528	$200,598

Total loans	December 31, 2013	December 31, 2012
Total borrowings	$1,508,093	$1,362,071
Plus: unamortized premium	3,156	—
Less: unamortized discount	—	(3,859)
Less: current portion	(19,261)	(33,095)

Total long-term borrowings	$1,491,988	$1,325,117

Navios Holdings loans

Senior Notes

In December 2006, the Company issued $300,000 in senior notes at a fixed rate of 9.5% due on December 15, 2014 (the “2014 Notes”). On January 28, 2011, Navios Holdings and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co -Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ outstanding 2014 Notes and pay related transaction fees and expenses and for general corporate purposes. The effect of this transaction was the recognition of a $21,199 loss in the statement of income under “Loss on bond and debt extinguishment”, which comprises a $5,573 loss relating to the accelerated amortization of unamortized deferred finance costs and a $15,626 loss relating to cash payments for transaction fees and expenses in connection with the 2014 Notes extinguishment.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios South American Logistics Inc. and its subsidiaries, Navios Asia and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time (i) before February 15, 2015, at a redemption price equal to 100% of the principal amount, plus a make-whole premium, plus accrued and unpaid interest, if any, and (ii) on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2013.

Ship Mortgage Notes

In November 2009, the Company and its wholly owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co- Issuers”) issued $400,000 of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (“the 2017 Notes”). In July 2012, the Mortgage Notes Co- Issuers issued an additional $88,000 of the ship mortgage notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

due 2022 (the “2022 Notes”). The 2022 Notes are guaranteed by all of the Company’s subsidiaries that guarantee the 2019 Notes. The net proceeds of the offering of the 2022 Notes have been used: (i) to repay in full the $488,000 of the 2017 Notes; and (ii) to repay in full indebtedness of $123,257 relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes. The effect of this transaction was the recognition of a $37,136 loss in the statement of income under “Loss on bond and debt extinguishment”, which comprises a $12,142 loss relating to the accelerated amortization of unamortized deferred finance costs and a $24,994 loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-Issuers” ) and are secured by first priority ship mortgages on 23 drybulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights (the “Collateral”). The 2022 Notes are fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgage vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgage vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (2) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2013.

Loan Facilities

The majority of the Company’s senior secured credit facilities include maintenance covenants, including loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations. As of December 31, 2013, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG maturing on October 31, 2014. The facility was initially composed of a $280,000 term loan facility and a $120,000 reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

The interest rate of the loan facility was based on a margin ranging from 115 basis points to 175 basis points depending on the specified security value.

On November 29, 2013, the Company repaid the loan and revolving credit facility in full using a portion of the proceeds of the 2022 Notes issued in November 2013. As of December 31, 2013, no amount was available under these facilities.

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece facilities were transferred to Credit Agricole Corporate and Investment Bank.

In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers.

The interest rate of the amended facility was based on a margin of 175 basis points. On November 29, 2013, the Company repaid in full the loan using a portion of the proceeds of the 2022 Notes issued in November 2013.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In August 2009, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $75,000 to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes issued in November 2013.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. As of December 31, 2013, the outstanding amount under the loan facility was repayable in 15 semi-annual equal installments of $1,206 with a final balloon payment of $8,022 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2013, the outstanding amount under this facility was $26,112.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2013, the facility is repayable in 17 semi-annual equal installments of $681, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2013, the outstanding amount under this facility was $18,841.

In December 2011, Navios Holdings entered into another facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2013, the outstanding amount under the loan facility was repayable in 17 semi-annual equal installments of $700 after the drawdown date, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2013, the outstanding amount under this facility was $19,350.

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two tranches of $11,250 each, in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. As of December 31, 2013, Navios Asia had drawn $11,250. Each tranche is repayable in ten equal semi-annual instalments of $563, with a final balloon payment of $5,625 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2013, the outstanding amount of the loan was $11,250.

DNB Facilities: In June 2008, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $133,000 in order to partially finance the construction of two Capesize bulk carriers. The interest rate of the amended facility was based on a margin of 225 basis points. On July 10, 2012, the Company repaid in full the loan using a portion of the proceeds of the ship mortgage notes issued in July 2012 and cash on hand.

In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. The loan bears interest at a rate of LIBOR plus 275 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes issued in November 2013.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. As of December 31, 2013, the third tranche of the facility is repayable in 22 quarterly installments of $882, with a final balloon payment of $13,814 on the last payment date; and the fourth tranche of the facility is repayable in 28 quarterly installments of $835, with a final balloon payment of $9,488 on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants and with the covenants contained in the 2019 Notes. As of December 31, 2013, the outstanding amount was $66,086.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a handysize vessel; and (ii) the second tranche is for an amount of up to $16,000 to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. As of December 31, 2013, Navios Holdings had drawn $26,000 under the first tranche and $14,950 under the second tranche. As of December 31, 2013, the first tranche is repayable in 25 quarterly installments of $362, with a final balloon payment of $14,412 on the last repayment date and the second tranche is repayable in 26 quarterly installments of $269, with a final balloon payment of $6,344 on the last repayment date. The loan facility requires compliance with certain financial covenants and the covenants contained in the 2019 Notes. As of December 31, 2013, the total outstanding amount was $36,801.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2013, Navios Holdings had drawn the entire available amount under the facility. As of December 31, 2013, the facility is repayable in seven quarterly installments of $875, followed by 12 quarterly installments of $1,000, with a final balloon payment of $21,000 payable on the last repayment date.

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

Amounts drawn under the facilities are secured by first priority mortgages on Navios Holdings’ vessels and other collateral. The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Holdings’ vessels; changing the commercial and technical management of Navios Holdings’ vessels; selling or changing the ownership of Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with a number of financial covenants including debt coverage ratios and minimum liquidity, and compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together own less than 20% of the outstanding share capital of Navios Holdings.

Navios Logistics loans

Logistics Senior Notes

In April 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) issued $200,000 in senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing Logistics Senior Notes”). In March 2013, the Logistics Co-Issuers issued an additional $90,000 of the senior notes due on April 15, 2019 (the “Additional Logistics Senior Notes”, together with the Existing Logistics Senior Notes, the “Logistics Senior Notes”) at a premium, with a price of 103.750%. The terms of the Additional Logistics Senior Notes issued in March 2013 are identical to the $200,000 Existing Logistics Senior Notes that were issued in April 2011.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by Navios Logistics and all of Navios Logistics’ direct and indirect subsidiaries, except for Logistics Finance and Horamar do Brazil. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. The Logistics Co-Issuers have the option to redeem the notes in whole or in part, at their option, at any time (i) before April 15, 2014, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after April 15, 2014, at a fixed price of 106.938%, which price declines ratably until it reaches par in 2017. At any time before April 15, 2014, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the Logistics Senior Notes with the net proceeds of an equity offering at 109.25% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the notes remains outstanding after such redemption.

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

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2013.

See also Note 27 for Navios Logistics 7.25% senior notes due 2022.

Non-Wholly Owned Subsidiaries’ Indebtedness

On July 25, 2011, Navios Logistics acquired the noncontrolling interests of its joint ventures Thalassa Energy S.A., HS Tankers Inc., HS Navigation Inc., HS Shipping Ltd. Inc. and HS South Inc., in accordance with the terms of certain stock purchase agreements with HS Energy Ltd., an affiliate of Vitol S.A., and simultaneously paid $53,155 in full and final settlement of all amounts of indebtedness of such joint ventures.

Other Indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed an $817 loan facility that was entered into by Hidronave S.A. in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2013, the outstanding loan balance was $528. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The annual weighted average interest rates of the Company’s total borrowings were 7.75% and 7.32% for the year ended December 31, 2013 and 2012, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2013, based on the repayment schedules of the respective loan facilities (as described above) and the outstanding amount due under the debt securities.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Year	Amount in thousands of USD
2014	$19,261
2015	19,386
2016	19,761
2017	19,761
2018	45,386
2019 and thereafter	1,384,538

Total	$1,508,093

NOTE 12: DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS

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

At December 31, 2013 and December 31, 2012, none of the “mark-to-market” positions of the open dry bulk FFA contracts, qualified for hedge accounting treatment. Drybulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the statements of comprehensive (loss)/income.

The net losses from FFAs recorded in the statement of comprehensive (loss)/income amounted to $260, $196 and $165, for the years ended December 31, 2013, 2012 and 2011, respectively.

During each of the years ended December 31, 2013, 2012 and 2011, the changes in net unrealized (losses)/gains on FFAs amounted to $(69), $(124) and $289, respectively.

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

Long-term receivable from affiliate companies: The carrying amount of the floating rate payable approximates its fair value.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the balance sheet represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the statements of comprehensive (loss)/income.

Forward freight agreements: The fair value of forward freight agreements is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date by obtaining quotes from brokers or exchanges.

The estimated fair values of the Company’s financial instruments are as follows:

	December 31, 2013		December 31, 2012
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$187,831	$187,831	$257,868	$257,868
Restricted cash	$2,041	$2,041	$24,704	$24,704
Accounts receivable, net	$86,219	$86,219	$85,721	$85,721
Investments in available-for-sale securities	$7,660	$7,660	$559	$559
Forward Freight Agreements, net	$—	$—	$1,275	$1,275
Long-term receivable from affiliate companies	$5,144	$5,144	$57,701	$57,701
Loan receivable from affiliate companies	$2,660	$2,660	$35,000	$35,000
Accounts payable	$(51,692)	$(51,692)	$(63,921)	$(63,921)
Capital lease obligations, including current portion	$(23,759)	$(23,759)	$(25,112)	$(25,112)
2017 Notes and 2022 Notes including premium and net of discount	$(1,293,156)	$(1,326,897)	$(1,034,141)	$(973,940)
Long term debt, including current portion	$(218,093)	$(218,093)	$(324,071)	$(324,071)

The following tables set forth our assets and liabilities that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets and liabilities are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2013
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$7,660	$7,660	$—	$—

Total	$7,660	$7,660	$—	$—

	Fair Value Measurements as of December 31, 2012
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
FFAs	$1,275	$1,275	$—	$—
Investments in available-for-sale securities	559	559	—	—

Total	$1,834	$1,834	$—	$—

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Level III: Inputs that are unobservable. The Company did not use any Level III inputs as of December 31, 2013 and December 31, 2012.

	Fair Value Measurements at December 31, 2013
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$187,831	$187,831	$—	$—
Restricted cash	$2,041	$2,041	$—	$—
Senior and ship mortgage notes, net of discount	$(1,326,897)	$(1,326,897)	$—	$—
Capital lease obligations, including current portion(1)	$(23,759)	$—	$(23,759)	$—
Long-term debt, including current portion(1)	$(218,093)	$—	$(218,093)	$—
Due from related companies, long-term	$2,660	$—	$2,660	$—
Due from affiliate companies, long-term(2)	$5,144	$—	$5,144	$—

	Fair Value Measurements at December 31, 2012
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$257,868	$257,868	$—	$—
Restricted cash	$24,704	$24,704	$—	$—
Senior and ship mortgage notes, net of discount	$(973,940)	$(973,940)	$—	$—
Capital lease obligations, including current portion(1)	$(25,112)	$—	$(25,112)	$—
Long-term debt, including current portion(1)	$(324,071)	$—	$(324,071)	$—
Loan receivable from affiliate company(2)	$35,000	$—	$35,000	$—
Due from affiliate companies, long term(2)	$57,701	$—	$57,701	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate company and long-term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as after taking into account the counterparty’s creditworthiness.

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2013, 2012 and 2011, were approximately $97, $119 and $108, respectively, which included a discretionary contribution of $14, $15, and $15, respectively.

Defined Benefit Pension Plan

The Company sponsors a legacy unfunded defined benefit pension plan that covers certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan is recognized based on actuarial valuations. The current portion of the liability is included in accrued expenses and the non-current portion of the liability is included in other long-term liabilities. There are no pension plan assets.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

On December 11, 2013, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vest all at once upon achievement of the internal performance criteria and completion of a service period on April 30, 2015.

The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•	Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised during each of the years ended December 31, 2013 (153,556), 2012 (29,251), 2011 (130,578) and 2010 (130,577) was small in relation to the total number of options granted. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

The “simplified method” used includes taking the average of the weighted average time to vesting and the contractual term of the option award. The service conditions option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s service conditions option award is 4.5 years.

The performance conditions option awards vest in one year and only upon achievement of the performance criteria.

•	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate, which equals the historical estimate, for the service conditions option awards is 42.62%, 43.87% and 68.14% for 2013, 2012 and 2011, respectively, and for the performance conditions option awards is 41.48% for 2013.

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

•	Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. For the service conditions option awards, the 4.5 year yield-to-maturity rate as of the grant date is 1.28%, 0.68% and 0.80% for 2013, 2012 and 2011, respectively. For the performance conditions option awards, the one year yield-to-maturity rate as of the grant date is 0.13% for 2013.

The fair value of restricted stock and restricted stock unit grants excludes dividends to which holders of restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted stock and restricted stock units grant is $0.06 for 2013, 2012 and 2011.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2013 was $2.11, $8.63 and $8.63, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2012 was $0.52, $3.44 and $3.44, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2011 was $1.43, $3.81 and $3.81, respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounts to $5,021, $4,712 and $4,252 as of December 31, 2013, 2012 and 2011, respectively and it is reflected in general and administrative expenses on the income statement. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the statements of cash flows.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Options
Outstanding as of December 31, 2010	2,088,896	$6.47	7.98	$5,546
Vested at December 31, 2010	421,544	—	—	—
Exercisable at December 31, 2010	316,279	—	—	—
Exercised	(130,578)	—	—	(158)
Granted	1,344,353	3.81	—	1,929

Outstanding as of December 31, 2011	3,302,671	5.52	7.81	7,317
Vested at December 31, 2011	643,824	—	—	—
Exercisable at December 31, 2011	522,934	—	—	—
Exercised	(29,251)	—	—	(36)
Granted	1,344,357	3.44	—	700

Outstanding as of December 31, 2012	4,617,777	4.93	7.07	7,981
Vested at December 31, 2012	901,520	—	—	—
Exercisable at December 31, 2012	841,644	—	—	—
Exercised	(153,556)	—	—	(216)
Granted	674,809	8.63	—	1,444

Outstanding as of December 31, 2013	5,139,030	5.50	6.37	9,209
Vested at December 31, 2013	911,493	—	—	—
Exercisable at December 31, 2013	753,562	—	—	—

Restricted stock and restricted stock units
Non Vested as of December 31, 2010	802,416	—	2.61	4,301
Granted	813,273	—	—	3,098
Vested	(318,644)	—	—	(1,692)
Forfeited or expired	(9,869)	—	—	(54)

Non Vested as of December 31, 2011	1,287,176	—	2.49	5,653
Granted	832,028	—	—	2,862
Vested	(553,846)	—	—	(2,565)
Forfeited or expired	(9,166)	—	—	(42)

Non Vested as of December 31, 2012	1,556,192	—	1.81	5,908
Granted	886,437	—	—	7,650
Vested	(546,194)	—	—	(2,287)
Forfeited or expired	(12,452)	—	—	(51)

Non Vested as of December 31, 2013	1,883,983	$—	1.40	$11,220

The estimated compensation cost relating to service conditions of non-vested (i) stock options and (ii) restricted stock and restricted stock unit awards, not yet recognized was $1,005 and $4,436, respectively, as of December 31, 2013 and is expected to be recognized over the weighted average period of 2.25 years.

The estimated compensation cost relating to performance conditions of non-vested (i) stock options and (ii) restricted stock and restricted stock unit awards, not yet recognized was $303 and $3,462, respectively, as of December 31, 2013 and is expected to be recognized when it is probable that the performance criteria will be met.

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2013, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (2012: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In connection with the acquisition of Horamar, Navios Logistics recorded liabilities for certain pre-acquisition contingencies amounting to $6,632 ($2,907 relating to VAT-related matters, $1,703 for withholding tax-related matters, $1,511 relating to provisions for claims and others and $511 for income tax-related matters) that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates through January 2020. As of December 31, 2013, the remaining liability related to these pre-acquisition contingencies amounted to $829 ($1,039 in 2012; $2,764 in 2011) and was entirely offset by an indemnification asset for the same amount, which was reflected in other non-current assets.

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

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through April 2026.

As of December 31, 2013, Navios Logistics has obligations related to the acquisition of new dry barges, the acquisition of three pushboats and the acquisition of the chartered-in fleet of $26,712, $483 and $11,076, respectively. As of December 31, 2013, Navios Asia concluded the acquisition of a bulk carrier vessel to be named N Bonanza for an acquisition cost of $17,500. The N Bonanza was delivered on January 27, 2014. The table below reflects the future payments for these commitments.

Amounts in thousands of U.S. Dollars
December 31, 2014	$50,091
December 31, 2015	3,754
December 31, 2016	1,926

Total	$55,771

NOTE 15: LEASES

Chartered-in and office space:

As of December 31, 2013 the Company’s future minimum commitments, net of commissions under lease obligations for chartered-in vessels, barges, pushboats and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2014	$82,553	$184	$3,135
2015	64,279	5,697	3,032
2016	58,720	12,842	2,667
2017	56,768	14,910	2,505
2018	54,795	14,910	1,736
2019 and thereafter	133,267	98,815	984

Total	$450,382	$147,358	$14,059

Charter hire expense for Navios Holdings chartered-in vessels amounted to $116,962, $112,536 and $113,550, for the each of the years ended December 31, 2013, 2012 and 2011, respectively. Charter hire expense for logistics business chartered-in vessels amounted to $1,286, $3,587 and $5,910, for the each of the years ended December 31, 2013, 2012 and 2011, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Rent expense for office space amounted to $2,899, $2,267, and $2,229 for each of the years ended December 31, 2013, 2012 and 2011, respectively. The Company leases approximately 16,703 square feet of space at 825 3rd Avenue, New York, New York, pursuant to a lease that expires in April 2019. The Company also leases approximately 3,882 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expires in 2017 and 2019. The Company also leases office space in Monaco pursuant to a lease that expires on June 2015. On July 1, 2010, the Company signed a new contract for the lease of approximately 632 square meters of office space in Antwerp, Belgium that expires in 2019. The Company also leases approximately 254 square meters at 85 Akti Miaouli, Piraeus pursuant to a lease that expires in 2019.

Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire on various dates through 2025. The above table incorporates the lease commitments on all offices as disclosed above.

Chartered-out:

The future minimum revenue, net of commissions, (i) for drybulk vessels, expected to be earned on non-cancelable time charters and (ii) for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports, are as follows:

	Drybulk vessels	Logistics business
2014	$96,281	$100,198
2015	28,722	83,118
2016	11,401	54,518
2017	10,715	13,708
2018	10,715	770
2019 and thereafter	20,607	—

Total minimum revenue, net of commissions	$178,441	$252,312

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in the aggregate €959 (approximately $1,320) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis (See Note 9), as a broker. Commissions paid to Acropolis for each of the years ended December 31, 2013, 2012 and 2011 were $63, $48 and $17, respectively. During the years ended December 31, 2013, 2012 and 2011, the Company received dividends of $433, $140, and $602, respectively. Included in the trade accounts payable at December 31, 2013 and 2012 was an amount of $76 and $115, respectively, which was due to Acropolis.

Vessels charter hire: In February 2012, the Company chartered in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter is approximately two years at a net daily rate of $12.5 per day for the first year and $13.5 net per day for the second year, plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter is approximately one year with two six-month extension options granted to the Company, at a net daily rate of $12.0 plus profit sharing. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In September 2012, the Company chartered in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel. The term of this charter is approximately six months at a net daily rate of $11.0 plus profit sharing. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party.

In July 2013, the Company chartered in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $10.0.

In July 2013, the Company chartered in from Navios Partners the Navios Melodia, a 2010-built Capesize vessel. The term of this charter is approximately four months at a net daily rate of $15.0.

In July 2013, the Company chartered in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013.

Total charter hire expense for all vessels for the years ended December 31, 2013, 2012 and 2011 were $22,386, $7,484 and $0, respectively, and were included in the statement of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. As of December 31, 2012, the daily fees are $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In October 2013, the Company amended its existing Management Agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel effective from January 1, 2014 through December 31, 2015; and (iv) $6.5 daily rate per Container vessel effective from the delivery through December 31, 2015. From January 1, 2016 to December 31, 2017, Navios Partners will reimburse Navios Holdings for all of the actual operating costs and expenses in connection with the management of Navios Partners’ fleet. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the years ended December 31, 2013, 2012 and 2011 amounted to $36,173, $31,689 and $26,343, respectively.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain extraordinary fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses will be fixed under this agreement for up to $300 per vessel and will be reimbursed at cost for VLCC vessels. Navios Acquisition may, upon request, reimburse the manager partially or fully for drydocking and other extraordinary fees and expenses under the management agreement at a later date, but not later than January 5, 2015, bearing interest of 1% over LIBOR. Navios Acquisition may, upon request, reimburse the manager partially or fully for any fixed management fees outstanding for a period of not more than nine months at a later date, but no later than December 31, 2014, bearing interest of 1% over LIBOR. Total management fees for the years ended December 31, 2013, 2012 and 2011 amounted to $71,392, $47,043 and $35,678, respectively.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2013 amounted to $645.

Navios Partners Guarantee: Contemporaneously with the Insurance Restructuring (as defined in Note 25), in November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default on certain existing charters (the “Navios Partners Guarantee”). The Navios Partners Guarantee provided Navios Partners with

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2013, no claims had been submitted to Navios Holdings.

General & administrative expenses: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2013, 2012 and 2011 amounted to $4,366, $3,883 and $3,447, respectively.

On May 28, 2010, Navios Acquisition has entered into an administrative services agreement, expiring May 28, 2015, with Navios Holdings, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the years ended December 31, 2013, 2012 and 2011 amounted to $3,476, $2,110 and $1,527, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2013, 2012 and 2011 amounted to $740, $600 and $375, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2013 amounted to $25.

Pursuant to a management agreement dated May 15, 2013, Navios Holdings provides commercial and administrative services to Navios Asia’s vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The agreement will continue unless terminated by either party. The annual fee that Navios Asia pays to Navios Holdings is $50 per vessel. Total general and administrative fees charged for the year ended December 31, 2013 amounted to $9. The general and administrative fees have been eliminated upon consolidation.

Balance due from affiliate (excluding Navios Europe): Balance due from affiliate as of December 31, 2013 amounted to $12,064 (December 31, 2012: $108,538) which included the current amounts due from Navios Partners and Navios Acquisition, which were $390 (December 31, 2012: $21,716) and $6,530 (December 31, 2012: $29,121), respectively, and the non-current amount of $5,144 (December 31, 2012: $57,701) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and other amounts payable.

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain drybulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition entered into an omnibus agreement (the “Acquisition Omnibus Agreement”) with Navios Holdings and Navios Partners in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter drybulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its drybulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners (See also Note 19 “Disposal of Assets”). As of December 31, 2013 and 2012, the unamortized deferred gain for all vessels and rights sold totaled $21,578 and $28,459, respectively, and for the years ended December 31, 2013, 2012 and 2011, Navios Holdings recognized $6,881, $12,652 and $12,024 respectively, of the deferred gain in “Equity in net earnings of affiliated companies”.

The Navios Holdings Credit Facility: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings in 2010 which was amended in 2010 and 2011. The facility is available for multiple drawings up to a limit of $40,000, has a margin of LIBOR plus 300 basis points and matures in December 2014. As of December 31, 2013, the outstanding amount under this facility was $0 (December 31, 2012: $35,000) and was recorded under “Loan receivable from affiliate company”.

Balance due from Navios Europe: Current balance due from Navios Europe as of December 31, 2013, amounted to $1,407 and mainly consists of management fees and other expenses.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”). See Note 9 for the investment in Navios Europe and respective ownership interests.

The Navios Revolving Loans earn a 12.7% preferred distribution and are repaid from Free Cash Flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2013, Navios Holdings’ portion of the outstanding amount relating to portion of the investment in Navios Europe (47.5% of the $10,000) is $4,750, under the caption “Investment in affiliates” and the outstanding amount relating to the Navios revolving loans capital is $2,660, under caption “Loan receivable from affiliate companies.” As of December 31, 2013, the amount undrawn from the revolving facility was $18,500, of which Navios Holdings is committed to fund $8,788.

NOTE 17: PREFERRED AND COMMON STOCK

Navios Holdings

In November 2008, the Board of Directors approved a share repurchase program for up to $25,000 of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indentures. During 2011, Navios Holdings repurchased 73,651 shares for a total cost of $221. There were no shares repurchased during 2013 and 2012.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Issuances to Employees and Exercise of Options

During 2013, pursuant to the stock plan approved by the Board of Directors, 106,032, 29,243, 10,969 and 7,312 shares were issued following the exercise of options for cash at an exercise price of $3.18, $3.81, $5.87 and $5.15 per share, respectively, for a total of $551.

On December 11, 2013, pursuant to the stock plan approved by the Board of Directors Navios Holdings issued to its employees 856,437 shares of restricted common stock, 30,000 restricted stock units and 674,809 stock options.

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

Vested, Surrendered and Forfeited

During 2013, 21,463 restricted stock units, issued to the Company’s employees in 2012, 2011 and 2010, have vested.

During 2012, 24,932 restricted stock units, issued to the Company’s employees in 2011, 2010 and 2009, have vested.

During the years ended December 31, 2013 and 2012, 12,452 and 9,166 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Navios Holdings had as of December 31, 2013 and 2012, 104,261,029 and 103,255,409 shares of common stock, respectively, and 8,479 Preferred Stock outstanding for both years.

NOTE 18: INTEREST EXPENSE AND FINANCE COST, NET

Interest expense and finance cost, net consist of the following:

	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011
Interest expense	$105,422	$99,887	$101,011
Amortization of finance charges	5,383	6,309	5,198
Other	—	—	972

Total interest expense and finance cost, net	$110,805	$106,196	$107,181

NOTE 19: DISPOSAL OF ASSETS

Gain on sale of assets during 2013 was $18 and relates to the Logistics Business segment.

The Company disposed of the following asset in 2012:

Navios Buena Ventura
Cash consideration received	$67,500
Book value of vessel	(67,068)

Total gain	432
Deferred gain	(109)

Gain recognized on sale of Navios Buena Ventura		$323

Total gain on sale of assets		$323

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The Company disposed of the following assets in 2011:

Navios Luz
Cash consideration received	$71,975
Shares consideration received	6,000
Book value of vessel	(53,548)

Total gain	24,427
Deferred gain	(6,623)

Gain recognized on sale of Navios Luz		$17,804

Navios Orbiter
Cash consideration received	$47,984
Shares consideration received	4,000
Book value of vessel	(23,198)

Total gain	28,786
Deferred gain	(7,804)

Gain recognized on sale of Navios Orbiter		$20,982

Gain on sale of other assets		$36

Total gain on sale of assets		$38,822

All the above mentioned vessels were sold to Navios Partners. See also Note 16 “Transactions with Related Parties — Sale of Vessels and Sale of Rights to Navios Partners”.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

The Company measures segment performance based on net income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Drybulk Vessel Operations for the Year Ended December 31, 2013	Logistics Business for the Year Ended December 31, 2013	Total for the Year Ended December 31, 2013
Revenue	$275,195	$237,084	$512,279
Loss on derivatives	(260)	—	(260)
Interest income	2,080	219	2,299
Interest expense and finance cost, net	(85,657)	(25,148)	(110,805)
Depreciation and amortization	(74,770)	(23,354)	(98,124)
Equity in net earnings of affiliated companies	19,344	—	19,344
Net (loss)/income attributable to Navios Holdings common stockholders	(115,264)	6,201	(109,063)
Total assets	2,393,364	526,249	2,919,613
Goodwill	56,240	104,096	160,336
Capital expenditures	(86,538)	(59,396)	(145,934)
Investment in affiliates	335,303	—	335,303
Cash and cash equivalents	101,263	86,568	187,831
Restricted cash	2,041	—	2,041
Long-term debt (including current and noncurrent portion)	$1,217,565	$293,684	$1,511,249

	Drybulk Vessel Operations for the Year Ended December 31, 2012	Logistics Business for the Year Ended December 31, 2012	Total for the Year Ended December 31, 2012
Revenue	$369,461	$247,033	$616,494
Loss on derivatives	(196)	—	(196)
Interest income	2,329	388	2,717
Interest expense and finance cost, net	(86,139)	(20,057)	(106,196)
Depreciation and amortization	(81,267)	(26,939)	(108,206)
Equity in net earnings of affiliated companies	48,228	—	48,228
Net income attributable to Navios Holdings common stockholders	175,388	97	175,485
Total assets	2,490,929	450,533	2,941,462
Goodwill	56,240	104,096	160,336
Capital expenditures	(40,024)	(17,666)	(57,690)
Investment in affiliates	197,291	—	197,291
Cash and cash equivalents	212,330	45,538	257,868
Restricted cash	24,704	—	24,704
Long-term debt (including current and noncurrent portion)	$1,157,614	$200,598	$1,358,212

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations for the Year Ended December 31, 2011	Logistics Business for the Year Ended December 31, 2011	Tanker Vessel Operations for the Year Ended December 31, 2011	Total for the Year Ended December 31, 2011
Revenue	$429,538	$234,687	$25,130	$689,355
Loss on derivatives	(165)	—	—	(165)
Interest income	2,899	843	378	4,120
Interest expense and finance cost, net	(81,379)	(17,074)	(8,728)	(107,181)
Depreciation and amortization	(76,734)	(22,616)	(8,045)	(107,395)
Equity in net earnings of affiliated companies	35,246	—	—	35,246
Net income/(loss) attributable to Navios Holdings common stockholders	77,717	(125)	(36,781)	40,811
Total assets	2,478,400	435,424	—	2,913,824
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(115,830)	(70,598)	(7,528)	(193,956)
Investment in affiliates	117,088	—	—	117,088
Cash and cash equivalents	130,567	40,529	—	171,096
Restricted cash	6,399	—	—	6,399
Long-term debt (including current and noncurrent portion)	$1,252,889	$200,668	$—	$1,453,557

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

Revenues from specific geographic regions which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
North America	$17,487	$14,622	$20,157
Europe	141,464	127,521	144,846
Asia	99,636	225,366	283,275
South America	241,852	247,033	234,688
Other	11,840	1,952	6,389

Total	$512,279	$616,494	$689,355

The following describes long-lived assets by country for the Company’s reportable segments. Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for drybulk vessels amounted to $1,409,166 and $1,386,726 at December 31, 2013 and 2012, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics business amounted to $395,879 and $356,039 at December 31, 2013 and 2012, respectively.

NOTE 21: EARNINGS PER COMMON SHARE

(Loss)/earnings per share are calculated by dividing net (loss)/income by the average number of shares of Navios Holdings outstanding during the period.

For the year ended December 31, 2013, 2,649,796 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share), and are therefore excluded from the calculation of diluted net income per share.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

	Year ended December 31, 2013	Year ended December 31, 2012	Year ended December 31, 2011
Numerator:
Net (loss)/income attributable to Navios Holdings common stockholders	$(109,063)	$175,485	$40,811
Less:
Dividend on Preferred Stock and on unvested restricted shares	(1,927)	(1,705)	(1,696)

(Loss)/income available to Navios Holdings common stockholders, basic	$(110,990)	$173,780	$39,115

Plus:
Dividend on Preferred Stock and on unvested restricted shares	—	1,705	1,696

(Loss)/income available to Navios Holdings common stockholders, diluted	$(110,990)	$175,485	$40,811

Denominator:
Denominator for basic net income per share attributable to Navios Holdings stockholders — weighted average shares	101,854,415	101,232,720	100,926,448
Dilutive potential common shares — weighted average restricted stock and restricted units	—	1,322,038	918,204
Convertible preferred stock and convertible debt	—	8,479,000	8,479,000
Dilutive effect of securities	—	9,801,038	9,397,204
Denominator for diluted net income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	101,854,415	111,033,758	110,323,652

Basic net (loss)/income per share attributable to Navios Holdings stockholders	$(1.09)	$1.72	$0.39

Diluted net (loss)/income per share attributable to Navios Holdings stockholders	$(1.09)	$1.58	$0.37

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

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Additionally, under a new tax bill ratified on January 14, 2013, an annual contribution, applying only to fiscal years 2012-2015, was imposed on offices or branches of foreign enterprises that have been established in Greece and are engaged in the exploitation, chartering, insurance, average (damage) settlements, purchase, chartering or shipbuilding brokerage, or chartering or insurance of ships under Greek or foreign flag, as well as the representation of ship-owner companies or undertakings, whose object is identical to the abovementioned activities. This contribution is imposed on the total amount of imported foreign exchange, calculated on a minimum $50.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

In Belgium profit from ocean shipping is taxable based on the tonnage of the sea-going vessels from which the profit is obtained (“tonnage tax”).

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

The tax expense reflected in the Company’s consolidated financial statements for the year ended December 31, 2013 and 2012 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

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

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 4.9% for the year ended December 31, 2013 (4.72% for 2012).

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

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2013.

During the year ended December 31, 2013, Navios Logistics decided to merge certain subsidiaries in Paraguay. As a result of the expected merger, Navios Logistics will distribute specifically identified earnings, which will be offset by retained net losses of $43,475. Navios Logistics’ decision to merge the subsidiaries resulted in a one-off income tax benefit in deferred income tax of $4,333.

The Company’s deferred taxes as of December 31, 2013 and 2012, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar acquisition.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2006 and onwards. Argentinean companies have open tax years ranging from 2006 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2008 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

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

On July 10, 2013, Navios Logistics became the sole shareholder of Hidronave South American Logistics S.A. by acquiring the remaining 49% noncontrolling interest for a total cash consideration of $750. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

Navios Asia

On May 14, 2013, Navios Holdings formed Navios Asia. As of December 31, 2013, Navios Asia is owned 51.0% by Diesis Shipmanagement Ltd., a wholly owned subsidiary of Navios Holdings and 49.0% by Global United Shipping LLC, a wholly owned subsidiary of Synergy Marine Pte Ltd. The Company recorded income of $145 in the statement of comprehensive (loss)/income within the caption “Net income attributable to the noncontrolling interest”. As of December 31, 2013, the noncontrolling shareholders’ contribution for the acquisition of the N. Amalthia including working capital needs was $3,905.

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

NOTE 24: INVESTMENTS IN AVAILABLE FOR SALE SECURITIES

On May 19, 2011, Navios Holdings sold to Navios Partners both the Navios Luz and the Navios Orbiter. Out of the $130,000 total purchase price of these two vessels, $120,000 was paid in cash and the remaining amount of $10,000 was paid through the receipt of 507,916 newly issued common units of Navios Partners (see Note 7 and 19). Common units that the Company received from the sale of the vessels to Navios Partners were accounted for under guidance for available-for-sale securities until December 31, 2011.

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

During the years ended December 31, 2013 and 2012, the Company received shares of Korea Line Corporation (“KLC”) as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of the vessels. The shares were valued at fair value upon the day of issuance. As of December 31, 2013 and December 31, 2012 the Company retained a total of 314,077 and 138,479 KLC shares, respectively. As of December 31, 2013 and December 31, 2012, the carrying amount of the available-for-sale securities related to KLC was $7,660 and $559, respectively.

The shares received from KLC were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). Accordingly, unrealized gains and losses on these securities are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to statements of comprehensive (loss)/income. The Company has no other types of available-for-sale securities.

The unrealized holding (losses)/gains related to these AFS Securities included in “Accumulated Other Comprehensive (Loss)/Income” were $(11,172), $(558) and $6,166, respectively, as of December 31, 2013, 2012 and 2011. During 2013, 2012, and 2011, the Company did not recognize in earnings any realized losses.

NOTE 25: OTHER INCOME

On November 15, 2012, Navios Holdings agreed with its credit default insurer to restructure their existing insurance policy (the “Charter Insurance”) with respect to counterparty defaults pursuant to certain charter agreements (the “Insurance Restructuring”). In connection with the Insurance Restructuring, Navios Holdings received a one-time upfront cash payment equal to $175,433 and agreed to maintain certain long-term charters under the Charter Insurance. Contemporaneously, the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default (up to $20,000) on certain existing charters (the “Navios Partners Guarantee”)(see also Note 16). The one-time upfront cash payment was accounted for as follows:

•	$168,013 of the proceeds, which represents the irrevocable/non-refundable portion of the total proceeds, were recorded immediately in the statements of comprehensive (loss)/income within the caption “Other income”; and

•	$7,420 of the proceeds, which represents reimbursements for insurance claims submitted for the period prior to the date of the restructuring, were recorded immediately in the statements of comprehensive (loss)/income within the caption “Revenue.”

Following consummation of the Insurance Restructuring, the Company also reversed to income (“Other income” within the statements of comprehensive (loss)/income) an amount equal to $21,592 recorded on the Company’s balance sheet as a liability (“cash received in advance”) related to an on-going claim. In connection with the Insurance Restructuring, these amounts also became irrevocable/non-refundable.

During the year ended December 31, 2013 the Company received shares of KLC, which were valued at fair value upon the day of issuance. As a result of the valuation of the KLC shares and settlement in full of KLC’s claims, the Company also recorded income of $14,995 in the statement of comprehensive (loss)/income within the caption “Other income”.

NOTE 26: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes, issued on January 28, 2011, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries, Navios GP L.L.C. and Navios Asia L.L.C. and its subsidiaries. The subsidiary guarantees are “full and unconditional”, as those terms are used in Regulation S-X Rule 3-10, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the notes. All subsidiaries, except for the non-guarantors Navios Logistics and its subsidiaries and Navios Asia and its subsidiaries, are 100% owned.

The Company revised the classification of certain amounts in its condensed statements of cash flows see Note 2(a) “Basis of Presentation” for amounts reclassified.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

Income Statement for the year ended December 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$274,229	$238,050	$—	$512,279
Time charter, voyage and logistics business expenses	—	(159,203)	(85,209)	—	(244,412)
Direct vessel expenses	—	(37,584)	(76,490)	—	(114,074)
General and administrative expenses	(8,261)	(21,733)	(14,640)	—	(44,634)
Depreciation and amortization	(2,811)	(71,815)	(23,498)	—	(98,124)
Interest income/expense and finance cost, net	(76,227)	(7,253)	(25,026)	—	(108,506)
Loss on bond and debt extinguishment	(37,136)	—	—	—	(37,136)
Loss on derivatives	—	(260)	—	—	(260)
Gain on sale of assets	—	—	18	—	18
Other income/(expense), net	10	13,578	(7,634)	—	5,954

(Loss)/income before equity in net earnings of affiliated companies	(124,425)	(10,041)	5,571	—	(128,895)
(Loss)/Income from subsidiaries	6,320	6,353	—	(12,673)	—
Equity in net earnings of affiliated companies	9,042	7,245	3,057	—	19,344

(Loss)/income before taxes	(109,063)	3,557	8,628	(12,673)	(109,551)
Income tax (expense)/benefit	—	(294)	4,554	—	4,260

Net (loss)/income	(109,063)	3,263	13,182	(12,673)	(105,291)
Less: Net income attributable to the noncontrolling interest	—	—	(3,772)	—	(3,772)

Net (loss)/income attributable to Navios Holdings’ common stockholders	$(109,063)	$3,263	$9,410	$(12,673)	$(109,063)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(10,614)	$(10,614)	$—	$10,614	$(10,614)
Reclassification to investments in affiliates	—	—	—	—	—

Total other comprehensive (loss)/income	(10,614)	(10,614)	—	10,614	(10,614)

Total comprehensive (loss)/income	(119,677)	(7,351)	13,182	(2,059)	(115,905)
Comprehensive income attributable to noncontrolling interest	—	—	(3,772)	—	(3,772)

Total other comprehensive (loss)/income attributable to Navios Holdings’ common stockholders	$(119,677)	$(7,351)	$9,410	$(2,059)	$(119,677)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the year ended December 31, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$364,364	$252,130	$—	$616,494
Time charter, voyage and logistic business expenses	—	(162,273)	(107,006)	—	(269,279)
Direct vessel expenses	—	(45,484)	(72,306)	—	(117,790)
General and administrative expenses	(12,391)	(24,003)	(14,937)	—	(51,331)
Depreciation and amortization	(2,818)	(77,281)	(28,107)	—	(108,206)
Interest income/expense and finance cost, net	(70,757)	(12,357)	(20,365)	—	(103,479)
Loss on derivatives	—	(196)	—	—	(196)
Gain on sale of assets	—	323	—	—	323
Other (expense)/income, net	(276)	169,138	(7,752)	—	161,110

(Loss)/ income before equity in net earnings of affiliated companies	(86,242)	212,231	1,657	—	127,646
Income from subsidiaries	228,833	1,547	—	(230,380)	—
Equity in net earnings of affiliated companies	32,894	13,002	2,332	—	48,228

Income before taxes	175,485	226,780	3,989	(230,380)	175,874
Income taxes	—	(277)	(35)	—	(312)

Net income/(loss)	175,485	226,503	3,954	(230,380)	175,562
Less: Net income attributable to the noncontrolling interest	—	—	(77)	—	(77)

Net income/(loss) attributable to Navios Holdings’ common stockholders	$175,485	$226,503	$3,877	$(230,380)	$175,485

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(566)	$(566)	$—	$566	$(566)
Reclassification to investments in affiliates	(6,158)	—	—	—	(6,158)

Total other comprehensive loss	(6,724)	(566)	—	566	(6,724)

Total comprehensive income/(loss)	168,761	225,937	3,954	(229,814)	168,838
Comprehensive income attributable to noncontrolling interest	—	—	(77)	—	(77)

Total other comprehensive income attributable to Navios Holdings’ common stockholders	$168,761	$225,937	$3,877	$(229,814)	$168,761

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Income Statement for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Revenue	$—	$408,756	$280,599	$—	$689,355
Time charter, voyage and logistic business expenses	—	(163,809)	(109,503)	—	(273,312)
Direct vessel expenses	—	(40,819)	(76,450)	—	(117,269)
General and administrative expenses	(15,473)	(22,320)	(15,059)	—	(52,852)
Depreciation and amortization	(2,810)	(70,221)	(34,364)	—	(107,395)
Interest income, expense and finance cost, net	(61,376)	(15,831)	(25,854)	—	(103,061)
Loss on derivatives	—	(165)	—	—	(165)
Gain on sale of assets	—	38,787	35	—	38,822
Loss on bond extinguishment	(21,199)	—	—	—	(21,199)
Loss on change in control	(35,325)	—	—	—	(35,325)
Other income/ (expense), net	181	(2,203)	(9,547)	—	(11,569)

(Loss) / income before equity in net earnings of affiliated companies	(136,002)	132,175	9,857	—	6,030
Income/(loss) from subsidiaries	155,325	9,838	—	(165,163)	—
Equity in net earnings of affiliated companies	21,488	12,451	1,307	—	35,246

Income before taxes	40,811	154,464	11,164	(165,163)	41,276
Income tax (expense)/benefit	—	(292)	348	—	56

Net income	40,811	154,172	11,512	(165,163)	41,332
Less: Net income attributable to the noncontrolling interest	—	—	(506)	—	(506)
Preferred stock dividends attributable to the noncontrolling interest	—	—	12	—	12
Preferred stock dividends of subsidiary	—	—	(27)	—	(27)

Net income/(loss) attributable to Navios Holdings’ common stockholders	$40,811	$154,172	$10,991	$(165,163)	$40,811

Other comprehensive loss
Unrealized holdings loss on investments in available-for-sale	$(26,458)	$—	$—	$—	$(26,458)

Total other comprehensive loss	(26,458)	—	—	—	(26,458)

Total comprehensive income	14,353	154,172	11,497	(165,163)	14,859
Comprehensive income attributable to noncontrolling interest	—	—	(506)	—	(506)

Total comprehensive income attributable to Navios Holdings’ common stockholders	$14,353	$154,172	$10,991	$(165,163)	$14,353

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$33,769	$65,348	$88,714	$—	$187,831
Restricted cash	—	2,041	—	—	2,041
Accounts receivable, net	—	64,656	21,563	—	86,219
Intercompany receivables	—	48,395	71,305	(119,700)	—
Due from affiliate companies	4,861	3,548	—	(81)	8,328
Prepaid expenses and other current assets	—	37,843	17,724	—	55,567

Total current assets	38,630	221,831	199,306	(119,781)	339,986
Vessels, port terminal and other fixed assets, net	—	1,395,236	413,647	—	1,808,883
Investments in subsidiaries	1,633,052	286,413	—	(1,919,465)	—
Investment in available for sale securities	—	7,660	—	—	7,660
Investment in affiliates	318,399	5,122	11,782	—	335,303
Long-term receivable from affiliate companies	—	5,144	—	—	5,144
Loan receivable from affiliate companies	—	2,660	—	—	2,660
Other long-term assets	19,079	20,040	28,858	—	67,977
Goodwill and other intangibles	92,372	97,813	161,815	—	352,000

Total non-current assets	2,062,902	1,820,088	616,102	(1,919,465)	2,579,627

Total assets	$2,101,532	$2,041,919	$815,408	$(2,039,246)	$2,919,613

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$267	$27,370	$24,055	$—	$51,692
Accrued expenses and other liabilities	16,307	29,528	18,364	—	64,199
Deferred income and cash received in advance	—	12,170	1,045	—	13,215
Due to affiliate companies	—	—	81	(81)	—
Intercompany payables	19,263	97,343	3,094	(119,700)	—
Capital lease obligations, net of current portion	—	—	1,400	—	1,400
Current portion of long-term debt	—	18,067	1,194	—	19,261

Total current liabilities	35,837	184,478	49,233	(119,781)	149,767
Long-term debt, net of current portion	1,000,000	188,248	303,740	—	1,491,988
Capital lease obligations, net of current portion	—	—	22,359	—	22,359
Unfavorable lease terms	—	27,074	—	—	27,074
Other long-term liabilities and deferred income	—	18,352	6,869	—	25,221
Deferred tax liability	—	—	13,869	—	13,869

Total non-current liabilities	1,000,000	233,674	346,837	—	1,580,511
Total liabilities	1,035,837	418,152	396,070	(119,781)	1,730,278
Noncontrolling interest	—	—	123,640	—	123,640
Total Navios Holdings stockholders’ equity	1,065,695	1,623,767	295,698	(1,919,465)	1,065,695

Total liabilities and stockholders’ equity	$2,101,532	$2,041,919	$815,408	$(2,039,246)	$2,919,613

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$79,213	$133,116	$45,539	$—	$257,868
Restricted cash	14,278	10,426	—	—	24,704
Accounts receivable, net	—	56,599	29,122	—	85,721
Intercompany receivables	49,852	—	71,379	(121,231)	—
Due from affiliate companies	1,300	49,974	—	(437)	50,837
Prepaid expenses and other current assets	—	27,502	23,935	—	51,437

Total current assets	144,643	277,617	169,975	(121,668)	470,567
Vessels, port terminal and other fixed assets, net	—	1,390,455	356,038	—	1,746,493
Loan receivable from affiliate company	35,000	—	—	—	35,000
Investments in subsidiaries	1,626,699	276,042	—	(1,902,741)	—
Investment in available for sale securities	—	559	—	—	559
Investment in affiliates	187,008	442	9,841	—	197,291
Long-term receivable from affiliate companies	—	57,701	—	—	57,701
Other long-term assets	16,212	29,077	19,168	—	64,457
Goodwill and other intangibles	95,183	110,690	163,521	—	369,394

Total non-current assets	1,960,102	1,864,966	548,568	(1,902,741)	2,470,895

Total assets	$2,104,745	$2,142,583	$718,543	$(2,024,409)	$2,941,462

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$—	$25,440	$38,481	$—	$63,921
Accrued expenses and other liabilities	18,142	40,411	17,128	—	75,681
Deferred income and cash received in advance	—	12,322	3,004	—	15,326
Due to affiliate companies	—	—	437	(437)	—
Intercompany payables	—	115,335	5,896	(121,231)	—
Current portion of capital lease obligations	—	—	1,353	—	1,353
Current portion of long-term debt	5,433	27,593	69	—	33,095

Total current liabilities	23,575	221,101	66,368	(121,668)	189,376
Long term debt, net of current portion	874,794	249,794	200,529	—	1,325,117
Capital lease obligations, net of current portion	—	—	23,759	—	23,759
Unfavorable lease terms	—	32,006	—	—	32,006
Other long-term liabilities and deferred income	—	19,211	10,432	—	29,643
Deferred tax liability	—	—	18,522	—	18,522

Total non-current liabilities	874,794	301,011	253,242	—	1,429,047

Total liabilities	898,369	522,112	319,610	(121,668)	1,618,423
Noncontrolling interest	—	—	116,663	—	116,663
Total Navios Holdings stockholders’ equity	1,206,376	1,620,471	282,270	(1,902,741)	1,206,376

Total liabilities and stockholders’ equity	$2,104,745	$2,142,583	$718,543	$(2,024,409)	$2,941,462

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(58,695)	$92,981	$25,463	$—	$59,749
Cash flows from investing activities
Acquisition of investments in affiliates	(160,001)	—	(3,168)	—	(163,169)
Acquisition of intangible assets	—	—	(2,092)	—	(2,092)
Decrease in long-term receivable from affiliate companies	(4,065)	14,908	4,065	—	14,908
Loan to affiliate company	—	(2,660)	—	—	(2,660)
Loan repayment from affiliate company	35,000	—	—	—	35,000
Dividends from affiliate companies	10,126	—	—	—	10,126
Investment in affiliate companies	—	(4,750)	—	—	(4,750)
Acquisition of vessels	—	(67,794)	(17,905)	—	(85,699)
Purchase of property, equipment and other fixed assets	—	(839)	(59,396)	—	(60,235)

Net cash (used in)/provided by investing activities	(118,940)	(61,135)	(78,496)	—	(258,571)
Cash flows from financing activities
Transfer from/(to) other group subsidiaries	42,562	(35,849)	(6,713)	—	—
Issuance of common stock	551	—	—	—	551
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	635,291	—	90,195	—	725,486
Proceeds from long-term loans, net of finance costs	—	39,352	10,993	—	50,345
Repayment of long-term debt and payment of principal	(46,086)	(111,073)	(69)	—	(157,228)
Repayment of shipmortgage notes	(488,000)	—	—	—	(488,000)
Contribution from noncontrolling shareholders	—	—	3,905	—	3,905
Acquisition of noncontrolling interest	—	—	(750)	—	(750)
Decrease in restricted cash	14,278	7,956	—	—	22,234
Payments of obligations under capital leases	—	—	(1,353)	—	(1,353)
Dividends paid	(26,405)	—	—	—	(26,405)

Net cash provided by/(used in) financing activities	132,191	(99,614)	96,208	—	128,785

Net (decrease)/increase in cash and cash equivalents	(45,444)	(67,768)	43,175	—	(70,037)

Cash and cash equivalents, beginning of year	79,213	133,116	45,539	—	257,868

Cash and cash equivalents, end of year	$33,769	$65,348	$88,714	$—	$187,831

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$23,001	$177,162	$28,481	$—	$228,644
Cash flows from investing activities
Cash acquired through asset acquisition	—	—	33	—	33
Acquisition of General Partner units	—	—	(1,472)	—	(1,472)
Proceeds from sale of assets	—	67,500	—	—	67,500
Loan proceeds to affiliate company	(5,000)	(6,120)	—	—	(11,120)
Dividends from affiliate companies	5,202	—	—	—	5,202
Acquisition of vessels	—	(38,357)	—	—	(38,357)
Loan repayment from affiliate company	10,000	—	—	—	10,000
Purchase of property, equipment and other fixed assets	—	(1,667)	(17,666)	—	(19,333)

Net cash provided by/(used in) investing activities	10,202	21,356	(19,105)	—	12,453
Cash flows from financing activities
Issuance of common stock	93	—	—	—	93
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	84,965	—	—	—	84,965
Proceeds from long-term loans, net of finance costs	—	50,372	—	—	50,372
Repayment of long-term debt and payment of principal	(23,405)	(181,703)	(31,070)	—	(236,178)
Increase in restricted cash	(11,681)	(7,942)	—	—	(19,623)
Transfer to/from other group subsidiaries	(45,687)	17,465	28,222	—	—
Payments of obligations under capital leases	—	—	(1,519)	—	(1,519)
Dividends paid	(32,435)	—	—	—	(32,435)

Net cash used in financing activities	(28,150)	(121,808)	(4,367)	—	(154,325)

Net increase in cash and cash equivalents	5,053	76,710	5,009	—	86,772

Cash and cash equivalents, beginning of year	74,160	56,406	40,530	—	171,096

Cash and cash equivalents, end of year	$79,213	$133,116	$45,539	$—	$257,868

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2011	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$50,995	$24,979	$28,068	$(1,300)	$102,742
Cash flows from investing activities
Acquisition of General Partner units	—	—	(2,052)	—	(2,052)
Proceeds from sale of assets	—	120,000	—	—	120,000
Decrease in restricted cash	—	—	778	—	778
Acquisition of vessels	—	(51,526)	(4,533)	—	(56,059)
Deposits for vessel acquisitions	—	(63,774)	(2,995)	—	(66,769)
Purchase of property, equipment and other fixed assets	—	(530)	(70,598)	—	(71,128)
Loan repayment from affiliate company	6,000	—	—	—	6,000
Loan proceeds to affiliate company	(33,609)	—	—	—	(33,609)
Dividends from affiliate companies	3,901	—	—	—	3,901
Deconsolidation of Navios Acquisition	—	—	(72,425)	—	(72,425)

Net cash (used in)/provided by investing activities	(23,708)	4,170	(151,825)	—	(171,363)

Cash flows from financing activities
Issuance of common stock	415	—	—	—	415
Acquisition of noncontrolling interest	—	—	(8,638)	—	(8,638)
Decrease/(increase) in restricted cash	13,129	(12,788)	(625)	—	(284)
Proceeds from long-term loans, net of finance costs	18,578	62,002	3,032	—	83,612
Proceeds from issuance of ship mortgage and senior notes, net of debt issuance costs	340,981	—	193,207	—	534,188
Repayment of senior notes	(300,000)	—	—	—	(300,000)
Repayment of long-term debt and payment of principal	(28,064)	(48,646)	(171,777)	—	(248,487)
Acquisition of treasury stock	(221)	—	—	—	(221)
Payments of obligations under capital leases	—	—	(1,040)	—	(1,040)
Transfer to/from other group subsidiaries	21,823	(68,000)	46,177	—	—
Dividends paid	(26,091)	—	(2,447)	1,300	(27,238)

Net cash provided by/(used in) financing activities	40,550	(67,432)	57,889	1,300	32,307

Increase/(decrease) in cash and cash equivalents	67,837	(38,283)	(65,868)	—	(36,314)

Cash and cash equivalents, beginning of year	6,323	94,689	106,398	—	207,410

Cash and cash equivalents, end of year	$74,160	$56,406	$40,530	$—	$171,096

NOTE 27: SUBSEQUENT EVENTS

(a)	On January 7, 2014, Navios Holdings received an amount of $3,649, as a dividend distribution from Navios Acquisition.

(b)	On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31,800 and $52,000, respectively. Both vessels are scheduled for delivery in the fourth quarter of 2015. The vessels will be financed with debt and cash from operations.

(c)	On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17,500, of which $6,250 was paid from the Company’s and noncontrolling shareholders’ cash and $11,250 was financed through a loan.

(d)	On January 28, 2014, the Company completed the sale 2,000,000 American Depositary Shares, each of which represents 1/100th of a share of the Company’s Series G Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends will be payable on the Series G Cumulative Redeemable Perpetual Preferred Stock at a rate of 8.75% per annum of the stated liquidation preference. The net proceeds of approximately $47,725 from the offering (after deducting underwriting discounts and estimated offering expenses) will be used for general corporate purposes, including acquisition of vessels.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (continued)

(Expressed in thousands of U.S. dollars — except share data)

(e)	In January 2014, Navios Holdings entered into agreements to charter-in five new building Japanese Kamsarmax vessels. The vessels are expected to be delivered between the second quarter of 2015 and the fourth quarter of 2016 and are chartered-in for periods from seven to ten years. Navios has purchase option on all of the vessels.

(f)	On February 14, 2014, Navios Holdings received an amount of $7,435, as a dividend distribution from Navios Partners.

(g)	On February 17, 2014, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock. The dividend was paid on March 27, 2014 to stockholders of record on March 20, 2014.

(h)	In February, 2014, Navios Partners completed a public offering of 6,325,000 common units, including the full exercise of the underwriters’ overallotment option, at $17.30 per unit and raised net proceeds of approximately $106,718. Navios Holdings paid $2,233 in order to retain its 2.0% general partner interest. Following this offering, Navios Holdings’ interest in Navios Partners decreased to 20.0% (which includes a 2.0% general partner interest).

(i)	In February 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock, including the full exercise of the underwriters’ overallotment option at a price of $3.85 per share, raising gross proceeds of $57,558. Following this offering, Navios Holdings has a 43.1% voting and a 45.8% economic interest in Navios Acquisition.

(j)	With effect from March 25, 2014, the Company entered into an agreement to terminate the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4,044 in cash direct from the credit default insurer during the second quarter of 2014. The Company is expected to receive an additional $7,229 in the second quarter of 2014 from the settlement proceeds of a defaulted counterparty-related claim.

(k)	On April 22, 2014, Navios Logistics and Navios Logistics Finance (US) Inc. completed the sale of $375,000 of its 7.25% senior notes due 2022 (the “2022 Logistics Notes”). The net proceeds of this offering were used (i) to fund its current tender offer and consent solicitation for certain outstanding notes and pay related fees and expenses, (ii) to discharge and redeem any of such notes that are not purchased in the tender offer after all conditions to the tender offer are satisfied or waived, including the payment of any related fees and expenses and any redemption premium, and (iii) for general corporate purposes.