Form 20-F
period 2014-12-31
Navios Maritime Holdings Inc.
filed 2015-04-03
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Stuart Gelfond

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Tel: (212) 859-8000

Fax: (212) 859-4000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	The New York Stock Exchange
8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series G Preferred Stock”)	The New York Stock Exchange*
American Depositary Shares, each representing 1/100th of a Share of Series G Preferred Stock	The New York Stock Exchange
8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series H Preferred Stock”)	The New York Stock Exchange*
American Depositary Shares, each representing 1/100th of a Share of Series H Preferred Stock	The New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

105,831,718 shares of common stock, 20,000 shares of Series G Preferred Stock and 48,000 shares of Series H Preferred Stock as of December 31, 2014

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

Please note in this Annual Report, “we”, “us”, “our”, the “Company” and “Navios Holdings” all refer to Navios Maritime Holdings Inc. and its consolidated subsidiaries, except as otherwise indicated or where the context otherwise requires.

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

The forward-looking statements in this document and in other written or oral statements we make from time to time are based upon current assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission, or the SEC. See also “Risk Factors” below.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 are derived from the consolidated financial statements of Navios Holdings. The consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2014, 2013 and 2012 and the consolidated balance sheet data as of December 31, 2014 and 2013 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The consolidated balance sheet data as of December 31, 2012, 2011 and 2010 has been derived from our financial statements, which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. For revisions in selected historical financial information refer to footnote 2 of the consolidated financial statements, “Basis of Presentation”.

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Comprehensive (Loss)/Income Data
Revenue	$569,016	$512,279	$616,494	$689,355	$679,918
Administrative fee revenue from affiliates	14,300	7,868	5,994	4,973	3,130
Time charter, voyage and logistics business expenses	(263,304)	(244,412)	(269,279)	(273,312)	(285,742)
Direct vessel expenses	(130,064)	(114,074)	(117,790)	(117,269)	(97,925)
General and administrative expenses incurred on behalf of affiliates	(14,300)	(7,868)	(5,994)	(4,973)	(3,130)
General and administrative expenses	(45,590)	(44,634)	(51,331)	(52,852)	(58,604)
Depreciation and amortization	(104,690)	(98,124)	(108,206)	(107,395)	(101,793)
Provision for losses on accounts receivable	(792)	(630)	(17,136)	(239)	(4,660)
Interest income	5,515	2,299	2,717	4,120	3,642
Interest expense and finance cost	(113,660)	(110,805)	(106,196)	(107,181)	(106,022)
(Loss)/gain on derivatives	—	(260)	(196)	(165)	4,064
Gain on sale of assets/partial sale of subsidiary	—	18	323	38,822	55,432
(Loss)/gain on change in control	—	—	—	(35,325)	17,742
Loss on bond and debt extinguishment	(27,281)	(37,136)	—	(21,199)	—
Other income	15,639	17,031	189,239	1,660	10,349
Other expense	(24,520)	(10,447)	(10,993)	(12,990)	(11,303)

(Loss)/income before equity in net earnings of affiliated companies	$(119,731)	$(128,895)	$127,646	$6,030	$105,098
Equity in net earnings of affiliated companies	57,751	19,344	48,228	35,246	40,585

(Loss)/income before taxes	$(61,980)	$(109,551)	$175,874	$41,276	$145,683
Income tax (expense)/benefit	(84)	4,260	(312)	56	(414)

Net (loss)/income	$(62,064)	$(105,291)	$175,562	$41,332	$145,269
Less: Net loss/(income) attributable to the noncontrolling interest	5,861	(3,772)	(77)	(506)	488
Preferred stock dividends of subsidiary	—	—	—	(27)	—
Preferred stock dividends attributable to the noncontrolling interest	—	—	—	12	—

Net (loss)/income attributable to Navios Holdings common stockholders	$(56,203)	$(109,063)	$175,485	$40,811	$145,757

(Loss)/income attributable to Navios Holdings common stockholders, basic	(66,976)	(110,990)	173,780	39,115	143,307

(Loss)/income attributable to Navios Holdings common stockholders, diluted	$(66,976)	$(110,990)	$175,485	$40,811	$146,878

Weighted average number of shares, basic	103,476,614	101,854,415	101,232,720	100,926,448	100,518,880

Basic net (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.65)	$(1.09)	$1.72	$0.39	$1.43

Weighted average number of shares, diluted	103,476,614	101,854,415	111,033,758	110,323,652	116,182,356

Diluted net (loss)/earnings per share attributable to Navios Holdings common stockholders	$(0.65)	$(1.09)	$1.58	$0.37	$1.26

Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$417,131	$339,986	$470,567	$370,974	$349,965
Total assets	3,159,389	2,919,613	2,941,462	2,913,824	3,676,767
Current liabilities, including current portion of long-term debt	199,237	149,767	189,376	252,003	201,603
Total long-term debt, including current portion	1,644,582	1,511,249	1,358,212	1,453,557	2,075,910
Navios Holdings’ stockholders’ equity	$1,152,963	$1,065,695	$1,206,376	$1,059,106	$1,059,583

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by operating activities	$56,323	$59,749	$228,644	$102,742	$188,641
Net cash (used in)/provided by investing activities	(244,888)	(258,571)	12,453	(171,363)	(135,920)
Net cash provided by/(used in) financing activities	248,290	128,785	(154,325)	32,307	(19,244)
Book value per common share	10.89	10.22	11.68	10.34	10.43
Cash dividends per common share	0.24	0.24	0.30	0.25	0.24
Cash dividends per preferred share	99.9	200.0	201.1	200.0	345.52
Cash paid for common stock dividend declared	25,228	24,710	30,730	25,542	24,107
Cash paid for preferred stock dividend declared	7,502	1,695	1,705	1,696	2,930
Adjusted EBITDA(1)	$176,698	$107,909	$399,483	$260,826	$356,126

(1)	EBITDA represents net income/(loss) attributable to Navios Holdings common stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011	Year Ended December 31, 2010
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$56,323	$59,749	$228,644	$102,742	$188,641
Net increase/(decrease) in operating assets	18,025	(57,792)	50,687	77,023	(7,051)
Net (increase)/decrease in operating liabilities	(23,613)	27,087	18,016	(23,633)	20,578
Payments for drydock and special survey costs	10,970	12,119	14,461	12,769	9,337
Net interest cost	104,084	103,122	97,170	97,481	90,628
Provision for losses on accounts receivable	(792)	(630)	(17,136)	(239)	(4,660)
Gain on sale of assets/partial sale of subsidiary	—	18	323	38,822	55,432
Unrealized (loss)/gain on FFA derivatives, warrants, interest rate swaps	—	(69)	(124)	288	(12,882)
Expenses related to loss on bond and debt extinguishment	(4,786)	(12,142)	—	(5,573)	—
(Losses)/earnings in affiliates and joint ventures, net of dividends received	22,179	(19,781)	7,519	(3,008)	(307)
Reclassification to earnings of available-for-sale securities	(11,553)	—	—	—	—
(Loss)/gain on change in control	—	—	—	(35,325)	17,742
Repurchase of convertible bond	—	—	—	—	3,799
Transaction expenses	—	—	—	—	(5,619)
Noncontrolling interest	5,861	(3,772)	(77)	(521)	488

Adjusted EBITDA	$176,698	$107,909	$399,483	$260,826	$356,126

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Some of the following risks relate principally to the industry in which we operate and our business in general. Other risks relate principally to the securities market and ownership of our common stock. You should carefully consider each of the following risks together with the other information incorporated into this Annual Report when evaluating the Company’s business and its prospects. The risks and uncertainties described below are not the only ones the Company faces. Additional risks and uncertainties not presently known to the Company or that the Company currently considers immaterial may also impair the Company’s business operations. If any of the following risks relating to our business and operations actually occur, our business, financial condition and results of operations could be materially and adversely affected and in that case, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the international dry cargo shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our results of operations and financial condition.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2013 to December 31, 2014, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,362 and a high of $16,728. Additionally, during the period from January 1, 2013 to December 31, 2014, the Baltic Exchange’s Capesize time charter average daily rates experienced a low of $3,670 and a high of $42,211 and the Baltic Dry Index experienced a low of 698 points and a high of 2,337 points. There can be no assurance that the drybulk charter market will increase further, and the market could decline. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in drybulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2014. In 2014, worldwide trade volumes increased led by increases in the Trans Pacific Eastbound and Far East to Europe trade lanes as the US and Europe experienced improved growth, but containership supply continued to exceed demand during the year as more large vessels were delivered. The oversupply continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2014, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity.

The demand for dry cargo vessels has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance dry bulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities, including piracy;

•	political, environmental and other regulatory developments;

•	embargoes and strikes; and

•	technical advances in ship design and construction.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the availability of shipyard capacity; and

•	the economics of slow steaming.

Disruptions in world financial markets and the resulting governmental action in Europe, the Unites States and other parts of the world could have a material adverse impact on our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows and could cause the market price of our shares to decline.

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances, the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. The renewed crisis in Argentina, civil unrest in Ukraine and other parts of the world, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services (“Standard and Poor’s”) and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and issued negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain at banks cash deposits and equivalents in excess of government-provided insurance limits, which may expose us to a loss of cash deposits or cash equivalents.

In addition, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

Recently, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

Furthermore, we may experience difficulties obtaining financing commitments in the future, including commitments to refinance our existing debt as balloon payments come due under our credit facilities, if lenders are unwilling to extend financing to us or are unable to meet their funding obligations due to their own liquidity, capital or solvency issues. Due to the fact that we would possibly cover all or a portion of the cost of any new acquisition with debt financing, such uncertainty, combined with restrictions imposed by our current debt, could hamper our ability to finance vessels or other assets or new business acquisitions.

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

Our growth depends on continued growth in demand for dry bulk commodities and the shipping of dry bulk cargoes.

Our growth strategy focuses on expansion in the dry bulk shipping sector. Accordingly, our growth depends on continued growth in worldwide and regional demand for dry bulk commodities and the shipping of dry bulk cargoes, which could be negatively affected by a number of factors, such as declines in prices for dry bulk commodities, or general political and economic conditions.

Reduced demand for dry bulk commodities and the shipping of dry bulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies and India have been the main driving force behind the current increase in seaborne dry bulk trade and the demand for dry bulk carriers. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

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

As a result of these factors, when our contracts including our long-term charters expire, we cannot assure you that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities.

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

Additionally, if spot market rates or short-term time charter rates become significantly lower than the time charter equivalent rates that some of our charterers are obligated to pay us under our existing charters, the charterers may have incentive to default under that charter or attempt to renegotiate the charter. If our charterers fail to pay their obligations, we would have to attempt to re-charter our vessels at lower charter rates, which would affect our ability to comply with our loan covenants and operate our vessels profitably. If we are not able to comply with our loan covenants and our lenders choose to accelerate our indebtedness and foreclose their liens, we could be required to sell vessels in our fleet and our ability to continue to conduct our business would be impaired.

We depend upon significant customers for part of our revenues. The loss of one or more of these customers or a decline in the financial capability of our customers could materially adversely affect our financial performance.

We have derived a significant part of our revenue from a small number of charterers. During the years ended December 31, 2014, 2013 and 2012, we derived approximately 28.6%, 22.9% and 24.6%, respectively, of our gross revenues from four customers. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue and for the years ended December 31, 2013 and 2012, none of the Company’s customers accounted for more than 10% of the Company’s revenue.

If one or more of our customers is unable to perform under one or more charters with us and we are not able to find a replacement charter, or if a charterer exercises certain rights to terminate the charter, or if a charterer is unable to make its charter payments in whole or in part, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

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

Furthermore, a number of our charters are at above-market rates, such that any loss of such charter may require us to recharter the vessel at significantly lower rates. Additionally, our charterers from time to time have sought to renegotiate their charter rates with us. We no longer maintain insurance against the risk of default by our customers.

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

In our hedging and trading activities, we focus on short-term trading opportunities in which there is adequate liquidity in order to limit the risk we are taking. There can be no assurance we will be successful in limiting our risk, that significant price spikes will not result in significant losses, even on short term trades, that liquidity will be available for our positions, or that all trades will be done within our risk management policies. Any such risk could be significant. In addition, the performance of our trading activities can significantly increase the variability of our operating performance in any given period and could materially adversely affect our financial condition. The FFA market has experienced significant volatility in the past few years and, accordingly, recognition of the changes in the fair value of FFAs could in the future cause significant volatility in earnings.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and water discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limiting SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA, which became effective on January 1, 2014, limits SOx, NOx and particulate matter emissions. California has adopted more stringent low sulfur fuel requirements within California regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive “Safety Management System” that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. In addition, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to increased liability, may decrease available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

For all vessels, including those operated under our fleet, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of March 10, 2014 was in effect in 78 states comprising approximately 91.46% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

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

In the last decade, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

In response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of 12 June 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as much as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to European Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive has to be implemented by July 19, 2015. In the UK there will be the following new regulations: (i) the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), will amend the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and implement other environmental Directive requirements, specifically the Environmental Management System and (ii) the Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements. There will also be changes to the Oil Pollution Emergency Plans Regulations 1998.

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

Regarding climate change in particular, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (U.S. EPA) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which does not include the shipping industry).

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. In 2011, it responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms. These include the mandatory measures of the SEEMP, outlined above, and an energy efficiency design index (“EEDI”) for new ships. Over the past few years, the IMO has considered its position on market-based measures. However, the international discussions have yet to bring agreement on global market-based measures or other instruments that would cut greenhouse gas emissions from the international maritime transport sector as a whole, including existing ships. A third IMO study (2014) on Greenhouse gases has been approved. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the United Nations Framework Covention on Climate Change (“UNFCCC”) or the IMO. At its 64th session in October 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session, held from March 31 to April 4, 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the mandatory efficiency measures which became effective January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It also established a working group with an instruction to consider development of a data collection system for fuel consumption of ships. Further, it adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG fuel carriers, ro-ro cargo ships (vehicle carriers), ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session held from October 13 to 17, 2014, the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements.

In December 2011, UN climate change conference (the “Durban Conference”) took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the European Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the

European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall greengouse emissions. The first step proposed by the Commission is an EU Regulation that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The draft Regulation is currently working its way through the various stages of the EU legislative process and obtained Council Agreement on December 17, 2014. European Parliament approval will be required before the draft Regulation comes into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

Since the terrorist attacks of September 11, 2001, there have been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002, or MTSA, came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, or SOLAS, created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Code, or ISPS Code. Among the various requirements are:

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by our affiliate, Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation (“Navios Acquisition”), the Nave Atropos, was attacked by a pirate action group in international waters off the coast of Yemen. The crew and the on-board security team successfully implemented a counter piracy action plan and standard operating procedures and deterred the attack with no consequences to the vessel or the crew. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and conduct our operations primarily outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the United States on September 11, 2001, in Spain on March 11, 2004, in London on July 7, 2005 and in Paris on January 7, 2015, and the United States’ continuing response to these attacks and other current and future conflicts, as well as the recent conflicts in Iraq, Afganistan, Syria, Ukraine, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

Furthermore, our operations may be adversely affected by changing or adverse political and governmental conditions in the countries where our vessels are flagged or registered and in the regions where we otherwise engage in business. Any disruption caused by these factors may interfere with the operation of our vessels, which could harm our business, financial condition and results of operations. Our operations may also be adversely affected by expropriation of vessels, taxes, regulation, tariffs, trade embargoes, economic sanctions or a disruption of or limit to trading activities, or other adverse events or circumstances in or affecting the countries and regions where we operate or where we may operate in the future.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition title or seize our vessels. Requisition of title occurs when a government takes a vessel and becomes the owner. A government could also requisition our vessels for hire, which would result in the government’s taking control of a vessel and effectively becoming the charterer at a dictated charter rate. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Requisition of one or more of our vessels would have a substantial negative effect on us as we would potentially lose all revenues and earnings from the requisitioned vessels and permanently lose the vessels. Such losses might be partially offset if the requisitioning government compensated us for the requisition.

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

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Accordingly, any extended period in which a vessel is off-hire, due to an accident or otherwise, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 7.8 years, and most dry bulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

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

In addition, our business plan and strategy is predicated on buying vessels at what we believe is near the low end of the cycle in what has typically been a cyclical industry. However, there is no assurance that shipping rates and vessels asset values will not sink lower, or that there will be an upswing in shipping costs or vessel asset values in the near-term or at all, in which case our business plan and strategy may not succeed in the near-term or at all. Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty experienced in obtaining additional qualified personnel and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures. We may not be successful in growing and may incur significant expenses and losses.

If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

If we purchase any newbuilding vessels, the shipbuilder could fail to deliver the newbuilding vessel as agreed or their counterparty could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters we may enter into that are related to a newbuilding, if our delivery of the newbuilding to our customer is delayed, we may be required to pay liquidated damages during such delay. For prolonged delays, the customer may terminate the charter and, in addition to the resulting loss of revenues, we may be responsible for additional, substantial liquidated damages. We do not derive any revenue from a vessel until after its delivery and are required to pay substantial sums as progress payments during construction of a newbuilding. While we expect to have refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by us, there is the potential that we may not be able to collect all portions of such refund guarantees, in which case we would lose the amounts we have advanced to the shipyards for such progress payments.

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

Under some of our charters, the charterer is permitted to terminate the time charter if the vessel is off-hire for an extended period, which is generally defined as a period of 90 or more consecutive off-hire days. Under some circumstances, an event of force majeure may also permit the charterer to terminate the time charter or suspend payment of charter hire.

As we do not maintain off-hire insurance except in cases of loss of hire up to a limited number of days due to war or piracy events any extended off-hire period could have a material adverse effect.

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

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran has been expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expand the application of regulations to non-U.S. companies, such as the Company, and introduce limits on the ability of companies and persons to do business or trade with Iran when such activities relate to certain activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sector, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers. Tankers owned by an affiliate of ours called in Iran but did not engage in the prohibited activities specifically identified by these sanctions. While certain of these restrictions have been suspended until June 2015 there are still limitations in place with which we need to comply. In addition to foregoing U.S. sanctions against Iran, we must also comply with any applicable prohibitions of the E.U. sanctions against Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production, or shale oil projects in Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless they are authorized by the U.S. Treasury Department. While the sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and against entities and individuals whose names appear on the List of Specially Designated Nations and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations. Moreover, despite relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation. In addition, given our relationship with Navios Acquisition, Navios Partners and Navios Maritime Midstream Partners L.P. (“Navios Midstream”), we cannot give any assurance that an adverse finding against Navios Acquisition or Navios Partners or Navios Midstream by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition or Navios Partners or Navios Midstream will not have a material adverse impact on our business, reputation, financial condition or results of operations.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such economic sanctions. Expansion of such economic sanctions, embargoes and other restrictions in the future (including additional designations of countries subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to diligently follow procedures to avoid economic sanctions violations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with such legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy may not adequately prevent or detect possible violations under applicable anti-bribery and anti-corruption legislation.

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

We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business or may have to pay substantially increased costs for our employees and crew.

Our success will depend in part on our ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense. In addition, recently, the limited supply of, and increased demand for, well-qualified crew members, due to the increase in the size of global shipping fleet, has created upward pressure on crewing costs, which we generally bear under our period, time and spot charters. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition and results of operations may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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

Because we generate substantially all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2014, approximately 32.9% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss for the year ended December 31, 2014 by $1.4 million.

For example, as of December 31, 2014, the value of the U.S. dollar as compared to the Euro increased by approximately 13.3% compared with the respective value as of December 31, 2013. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

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

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the United States. In addition, several of our directors and officers are residents of Greece or other non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. Also, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

Because the Public Company Accounting Oversight Board is not currently permitted to inspect registered public accounting firms in Greece, including our independent registered public accounting firm, you may not benefit from such inspections.

Auditors of U.S. public companies, including our independent registered public accounting firm, are required by the laws of the United States to undergo periodic Public Company Accounting Oversight Board (“PCAOB”) inspections to assess their compliance with U.S. law and professional standards in connection with performance of audits of financial statements filed with the SEC. The laws of certain European Union countries, including Greece, do not currently permit the PCAOB to conduct inspections of accounting firms established and operating in such European Union countries. Accordingly, the PCAOB is currently prevented from fully evaluating the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures. Unlike shareholders or potential shareholders of most U.S. public companies, our shareholders are deprived of the possible benefits of such PCAOB inspections.

Being a foreign private issuer exempts us from certain SEC and NYSE requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

•	the obligation to obtain shareholder approval in connection with the approval of, and material revisions to, equity compensation plans.

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the United States.

Risks Relating to Our Common Stock

Our stock price may be volatile, and investors in our common stock could lose all or part of their investment.

The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly operating results;

•	changes in market valuations of companies in our industry;

•	fluctuations in stock market prices and volumes;

•	issuance of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of new business or trade routes, acquisitions or joint ventures; and

•	the other factors discussed elsewhere in this Annual Report.

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

Risks Relating to Our Series G and Series H Preferred Stock and the Depositary Shares

Our Series G Preferred Stock and Series H Preferred Stock are subordinated to our debt obligations, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series G Preferred Stock, Series H Preferred Stock and by other transactions.

Our 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share (the “Series G Preferred Stock”) and our 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, with a liquidation preference of $2,500.00 per share (the “Series H Preferred Stock”) (the Series G Preferred Stock and the Series H Preferred Stock together referred to as the “Series G and H Preferred Stock”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2014, our total debt was $1,644.6 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H Preferred Stock do not limit the amount of indebtedness we may incur. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H Preferred Stock and the Depositary Shares.

The issuance of additional preferred stock on a parity with or senior to our Series G and H Preferred Stock would dilute the interests of the holders of our Series G and H Preferred Stock, and any issuance of any preferred stock senior to or on parity with our Series G and H Preferred Stock or additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series G and H Preferred Stock. No provisions relating to our Series G and H Preferred Stock protect the holders of our Series G and H Preferred Stock in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series G and H Preferred Stock.

Our Series G and H Preferred Stock will rank pari passu with any other class or series of our capital stock established after the original issue date of the Series G and H Preferred Stock that is not expressly subordinated or senior to the Series G and H Preferred Stock (“Parity Securities”) as to the payment of dividends and amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Series G and H Preferred Stock and any Parity Securities are paid, any partial payment shall be made pro rata with respect to shares of Series G and H Preferred Stock and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time.

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series G and H Preferred Stock, and accordingly the Depositary Shares, as the case may be, following the payment of expenses and the establishment of any reserves.

We will pay quarterly dividends on the Series G and H Preferred Stock, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available each quarter to pay dividends. In addition, we may have insufficient cash available to redeem the Series G and H Preferred Stock, and accordingly the Depositary Shares. The amount of cash we can use to pay dividends or redeem our Series G and H Preferred Stock and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of any cash reserves established by our board of directors;

•	restrictions under our credit facilities and other instruments and agreements governing our existing and future debt, including restrictions under our existing credit facilities and indentures governing our debt securities on our ability to pay dividends if an event of default has occurred and is continuing, or if the payment of the dividend would result in an event of default, and on our ability to redeem equity securities;

•	restrictions under Marshall Islands law as described below; and

•	our overall financial and operating performance, which, in turn, is subject to prevailing economic and competitive conditions and to the risks associated with the shipping industry, our dry bulk operations and the other factors described herein, many of which are beyond our control.

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

Our ability to pay dividends on and to redeem our Series G and H Preferred Stock, and therefore holders’ ability to receive payments on the Depositary Shares, is limited by the requirements of Marshall Islands law.

Marshall Islands law provides that we may pay dividends on and redeem the Series G and H Preferred Stock only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series G and H Preferred Stock if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

The Series G and H Preferred Stock represent perpetual equity interests.

The Series G and H Preferred Stock represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series G and H Preferred Stock (and accordingly the Depositary Shares) may be required to bear the financial risks of an investment in the Series G and H Preferred Stock (and accordingly the Depositary Shares) for an indefinite period of time. In addition, the Series G and H Preferred Stock will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

Holders of Depositary Shares have extremely limited voting rights, will have even more limited rights than holders of the Series G and H Preferred Stock and may encounter difficulties in exercising some of such rights.

Voting rights of holders of Depositary Shares will be extremely limited. Our common stock is the only class of stock carrying full voting rights. Holders of the Series G and H Preferred Stock, and accordingly holders of the Depositary Shares, generally have no voting rights. However, (i) in the event that one quarterly dividend payable on the Series G Preferred Stock or the Series H Preferred Stock is in arrears (whether or not such dividend shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), we will use commercially reasonable efforts to obtain an amendment to our articles of incorporation to effectuate any and all such changes thereto as may be necessary to permit either the Series G Preferred Shareholders or the Series H Preferred Shareholders, as the case may be, to exercise the voting rights described in the following clause (ii)(x), and (ii) if and when dividends payable on either the Series G Preferred Stock or the Series H Preferred Stock, as the case may be, are in arrears for six or more quarterly periods, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then (x) if our articles of incorporation have been amended as described in the preceding clause (i), the holders of Series G Preferred Stock or the holders of Series G Preferred Stock, as the case may be, will have the right (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of securities on parity with either the Series G Preferred Stock or Series H Preferred Stock, as the case may be, upon which like voting rights have been conferred and with which the Series G and H Preferred Stock voted as a class for the election of such director), and (y) if our articles of incorporation have not been amended as described in the preceding clause (i), then, until such amendment is fully approved and effective, the dividend rate on the Series G Preferred Stock or the Series H Preferred Stock, as the case may be, shall increase by 25 basis points. There can be no assurance that any such amendment to our articles of incorporation will be approved by our common stockholders. Any such amendment to our articles of incorporation, if obtained, shall also provide that the right of such holders of Series G Preferred Stock or Series H Preferred Stock, as the case may be, to elect members of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series G Preferred Stock or Series H Preferred Stock, as the case may be, have been paid in full or sufficient funds for such payment have been declared and set apart for such purpose.

Furthermore, holders of the Depositary Shares may encounter difficulties in exercising any voting rights acquired by the Series G Preferred Stock or the Series H Preferred Stock for as long as they hold the Depositary Shares rather than the Series G Preferred Stock or the Series H Preferred Stock. For example, holders of the Depositary Shares will not be entitled to vote at meetings of holders of Series G Preferred Stock or of the Series H Preferred Stock, and they will only be able to exercise their limited voting rights by giving timely instructions to The Bank of New York Mellon (the “Depositary”) in advance of any meeting of holders of Series G Preferred Stock or the Series H Preferred Stock, as the case may be. The Depositary will be the holder of the Series G Preferred Stock or the Series H Preferred Stock underlying the Depositary Shares and holders may exercise voting rights with respect to the Series G Preferred Stock or the Series H Preferred Stock represented by the Depositary Shares only in accordance with the deposit agreement (the “Deposit Agreement”) relating to the Depositary Shares. To the limited extent permitted by the Deposit Agreement, the holders of the Depositary Shares should be able to direct the Depositary to vote the underlying Series G Preferred Stock or the Series H Preferred Stock, as the case may be, in accordance with their individual instructions. Nevertheless, holders of Depositary Shares may not receive voting materials in time to instruct the Depositary to vote the Series G Preferred Stock or the Series H Preferred Stock, as the case may be, underlying their Depositary Shares. Also, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Depositary Shares or for the manner of carrying out such instructions. Accordingly, holders of Depositary Shares may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying Series G Preferred Stock or the Series H Preferred Stock, as the case may be, is not voted as requested.

The Depositary Shares and the Series G and Series H Preferred Stock are relatively new issues of securities with no established trading markets. Various factors may adversely affect the price of the Depositary Shares.

The Depositary Shares and the Series G and Series H Preferred Stock are relatively new issues of securities with no established trading markets. Even though the Depositary Shares are listed on the New York Stock Exchange (the “NYSE”), there may be little or no secondary market for the Depositary Shares, in which case the trading price of the Depositary Shares could be adversely affected and a holder’s ability to transfer its securities will be limited. If an active trading market does develop on the NYSE, the Depositary Shares may trade at prices lower than the offering price and the secondary market may not provide sufficient liquidity. In addition, since the Series G and Series H Preferred Stock do not have a stated maturity date, investors seeking liquidity in the Depositary Shares will be limited to selling their Depositary Shares in the secondary market absent redemption by us. We do not expect that there will be any other trading market for the Series G and Series H Preferred Stock except as represented by the Depositary Shares.

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

The Series G and H Preferred Stock represented by the Depositary Shares have not been rated, and ratings of any other of our securities may affect the trading price of the Depositary Shares.

We have not sought to obtain a rating for the Series G and H Preferred Stock, and both stocks may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to either the Series G Preferred Stock or the Series H Preferred Stock or that we may elect to obtain a rating of either our Series G Preferred Stock or the Series H Preferred Stock in the future. In addition, we have issued securities that are rated and may elect to issue other securities for which we may seek to obtain a rating. Any ratings that are assigned to the Series G Preferred Stock or the Series H Preferred Stock in the future, that have been issued on our outstanding securities or that may be issued on our other securities, if they are lower than market expectations or are subsequently lowered or withdrawn, could imply a lower relative value for the Series G Preferred Stock or the Series H Preferred Stock and could adversely affect the market for or the market value of the Depositary Shares of the Series G and H Preferred Shares repectively. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series G and H Preferred Stock and the Depositary Shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series G and H Preferred Stock and the Depositary Shares may not reflect all risks related to us and our business, or the structure or market value of the Series G and H Preferred Stock and the Depositary Shares.

The amount of the liquidation preference of our Series G and H Preferred Stock is fixed and holders will have no right to receive any greater payment regardless of the circumstances.

The payment due upon liquidation for both our Series G and H Preferred Stock is fixed at the liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of liquidation (whether or not declared). If in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders will have no right to receive or to participate in these amounts. Furthermore, if the market price for the Series G Preferred Stock or the Series H Preferred Stock, as the case may be, is greater than the liquidation preference, holders will have no right to receive the market price from us upon our liquidation.

The Series G and H Preferred Stock are only redeemable at our option and investors should not expect us to redeem either the Series G Preferred Stock or the Series H Preferred Stock on the dates they respectively become redeemable or on any particular date afterwards.

We may redeem, at our option, all or from time to time part of the Series G Preferred Stock or the Series H Preferred Stock on or after January 28, 2019 and July 8, 2019 respectively. If we redeem the Series G Preferred Stock, holders of the Series G Preferred Stock will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). If we redeem the Series H Preferred Stock, holders of the Series H Preferred Stock will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). Any decision we may make at any time to propose redemption of either the Series G Preferred Stock or the Series H Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. In addition, investors might not be able to reinvest the money they receive upon redemption of the Series G Preferred Stock or the Series H Preferred Stock, as the case may be, in a similar security or at similar rates. We may elect to exercise our partial redemption right on multiple occasions.

Holders of Depositary Shares may be subject to additional risks related to holding Depositary Shares rather than shares.

Because holders of Depositary Shares do not hold their shares directly, they are subject to the following additional risks, among others:

•	a holder of Depositary Shares will not be treated as one of our direct shareholders and may not be able to exercise shareholder rights;

•	distributions on the Series G and H Preferred Stock represented by the Depositary Shares will be paid to the Depositary, and before the Depositary makes a distribution to holder on behalf of the Depositary Shares, withholding taxes or other governmental charges, if any, that must be paid will be deducted;

•	we and the Depositary may amend or terminate the Deposit Agreement without the consent of holders of the Depositary Shares in a manner that could prejudice holders of Depositary Shares or that could affect their ability to transfer Depositary Shares, among others; and

•	the Depositary may take other actions inconsistent with the best interests of holders of Depositary Shares.

Risks Relating to Our Debt

We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under the notes.

As of December 31, 2014, we had $1,644.6 million in aggregate principal amount of debt outstanding of which $725.0 million was unsecured.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 8.125% Senior Notes due 2019 (the “2019 Notes”) and the indenture governing our 7.375% First Priority Ship Mortgage Notes issued on November 29, 2013 (the “2022 Notes”) do not fully prohibit us or our subsidiaries from doing so. The terms of the indenture governing the 7.25% Senior Notes due 2022 (the “2022 Logistics Senior Notes”) of Navios South American Logistics (“Navios Logistics”) and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

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

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development of and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

We have substantial equity investments in five companies, four of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2014, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two public companies that are accounted for under the equity method — Navios Acquisition and Navios Partners. As of December 31, 2014, we held 43.1% of the voting stock and 46.2% of the economic interest of Navios Acquisition and 20.0% of the equity interest in Navios Partners (including a 2.0% general partner interest). As of such date, our investments in these two affiliated companies amounted to $339.0 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investments, in fiscal year 2014, we received $14.6 million and $30.0 million in dividends from Navios Acquisition and Navios Partners, respectively. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $103.1 million and $56.4 million, respectively, in fiscal year 2014.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe”) and had ownership interests of 47.5%, 47.5% and 5.0%, respectively. As of December 31, 2014, Navios Holdings portion of the investment in Navios Europe was $4.9 million. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

During the year ended December 31, 2013, the Company received shares in relation to defaulted charter contracts of Korea Line Corporation (“KLC”), which were valued at fair value upon the day of issuance. As of December 31, 2014, the Company retained a total of 314,077 KLC shares, and their carrying amount was $6.7 million.

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

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Europe and KLC for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) the intent and ability of the Company to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

If the fair value of these investments declines below their carrying value and our OTTI analysis indicates such write down to be necessary, the potential future impairment charges may have a material adverse impact on our results of operations in the period recognized.

As of June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore recognized a loss of $11.5 million out of accumulated other comprehensive loss. The respective loss was included in other expense in the accompanying consolidated statement of comprehensive (loss)/income.

There were no OTTI losses during the years ended December 31, 2013 and 2012.

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

In each of Navios Logistics’ businesses, a significant part of its revenues is derived from a small number of customers. For the year ended December 31, 2014, its three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of its revenues, respectively, and its five largest customers accounted for approximately 60.3%. For the year ended December 31, 2013, Navios Logistics’ two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of its revenues, respectively, and its five largest customers accounted for approximately 56.4%. For the year ended December 31, 2012, Navios Logistics’ three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of its revenues, respectively and its five largest customers accounted for approximately 56.4%. In addition, some of

Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels. The loss of any of its significant customers could materially adversely affect its results of operations.

If one or more of Navios Logistics’ customers does not perform under one or more contracts with it and Navios Logistics is not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, Navios Logistics could suffer a loss of revenues that could materially adversely affect its business, financial condition and results of operations.

Navios Logistics could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, disagreements with Navios Logistics or otherwise;

•	the customer terminates the contract because Navios Logistics fails to meet their contracted storage needs;

•	the customer terminates the contract because Navios Logistics fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, or a default occurs under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

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

Navios Logistics’ capital expenditures during 2012, 2013 and 2014 were $17.6 million, $61.5 million and $101.9 million, respectively, used to acquire and/or pay installments for among others one product tanker, a bunker vessel, six pushboats, 142 barges and to expand Navios Logistics’ port terminal operations through the construction of one drying and conditioning facility, a new conveyor belt, new tanks and a silo. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these measures. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and/or infrastructure, Navios Logistics may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, expand its existing infrastructure, or increase its working capital or capital expenditures, it might not be able to grow its business and its earnings could suffer. For example, Navios Logistics has signed an agreement with Vale International S.A. (“Vale International”) for the storing and transshipping of iron ore and other commodities. To serve this contract, Navios Logistics will need to expand its existing terminal structure at an investment cost estimated at approximately $150.0 million which its plans to finance with a combination of cash on its balance sheet, operating cash flows and debt financing. As of December 31, 2014, Navios Logistics has already invested in dredging, acquisition of rights to land adjacent to its existing dry port and other works and expects to continue investing over the next two or more years. If Navios Logistics fails to obtain the funds necessary for such capital expenditure, it may not be able to service its agreement with Vale International, materially affecting its future earnings. Furthermore, despite covenants under the indenture governing the Logistics Senior Notes and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness which would limit cash available for working capital and to service its indebtedness.

The failure of Petrobras to successfully implement its business plan for 2014-2018 could adversely affect Navios Logistics’ business.

In February 2014, Petrobras announced its business plan for 2014-2018, which includes a projected capital expenditure budget of $220.6 billion between 2014 and 2018 and provides for an increase in drilling rigs, refining capacity and resultant fleet expenditures. However, in January 2015, Petrobras announced that it may decrease its five-year capital expenditure budget for 2015-2019. In May 2011, Navios Logistics signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to Navios Logistics’ option to cancel the contracts if Navios Logistics is unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). Navios Logistics has yet to make any capital expenditures related to the vessels, therefore the potential decrease in Petrobras’ capital expenditures will not expose it to any losses. Any failure to capitalize on Navios Logistics’ relationship with Petrobras could affect Navios Logistics’ future growth opportunities.

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off-the-shelf and, as a result, it may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to Navios Logistics.

Navios Logistics’ ports and its fleet may need spare parts to be provided in order to replace old or damaged parts in the normal course of its operations. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for Navios Logistics’ vessels and its ports (such as engine makers, propulsion systems makers, control system makers and others) may not have the spare parts needed available immediately (or off the shelf) and may have to produce them when required. If this was the case, Navios Logistics vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in a substantial loss of revenues for Navios Logistics.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for its vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, Navios Logistics’ vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for Navios Logistics. The average age of Navios Logistics’ seven double-hulled product tankers is six years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Navios Logistics cannot assure you that, as its operational port equipment and vessels age, market conditions will justify those expenditures or enable Navios Logistics to operate its ports and vessels profitably during the remainder of their useful lives. If Navios Logistics sells such assets, it may have to sell them at a loss, and if clients no longer use its ports or charter-out its vessels due to their age, its results of operations could be materially adversely affected.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, Navios Logistics has available within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where Navios Logistics plans to expand its port facility and construct a port terminal for minerals and liquid cargo. In order to complete these projects, however, Navios Logistics needs to receive required authorization from several authorities. If these authorities deny Navios Logistics request for authorization, it will not be able to proceed with these projects.

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

At December 31, 2014, Navios Logistics employed 370 land-based employees and approximately 679 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in its barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent its contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by its contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2014, 69% of its cabotage fleet and 62% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge and cabotage fleet was employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

Navios Logistics does not carry any strike insurance of its vessels. As a result, if Navios Logistics were to become subject to a labor strike, it may incur uninsured losses, which could have a material adverse effect on its results of operations.

Navios Logistics does not currently maintain any strike insurance for its vessels. As a result, if the crew of its vessels were to initiate a labor strike, Navios Logistics could incur uninsured liabilities and losses as a result. There can be no guarantee that Navios Logistics will be able to obtain additional insurance coverage in the future, and even if Navios Logistics is able to obtain additional coverage, it may not carry sufficient insurance coverage to satisfy potential claims. Should uninsured losses occur, it could have a material adverse effect on its results of operations.

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

Navios Logistics’ success depends to a significant extent upon the abilities and efforts of its management team and its ability to retain them. In particular, many members of its senior management team, including its Chairman, its Chief Executive Officer, its Chief Financial Officer, its Chief Operating Officers and its Chief Commercial Officer, have extensive experience in the logistics and shipping industries. If Navios Logistics was to lose their services for any reason, it is not clear whether any available replacements would be able to manage its operations as effectively. The loss of any of the members of its management team could impair Navios Logistics’ ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage its business, which could have a material adverse effect on its financial performance and its ability to compete. Navios Logistics does not maintain key man insurance on any of its officers. Further, the efficient and safe operation of its fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees could adversely affect its results of operations.

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

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high ever since. According to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC, the year-on-year inflation rate (as measured by changes in the consumer price index, or CPI), was 10.9%, 9.5%, 10.8%, 10.5% and 19.5% for 2010, 2011, 2012, 2013, and 2014, respectively. The reliability of INDEC’s statistics has been widely questioned due to the substantial disparity between its inflation rate and the higher rates calculated by independent economists. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, INDEC adopted an improved methodology for calculating the CPI in 2014.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. While most of the client contracts of Navios Logistics’ Argentine subsidiaries are denominated in U.S. dollars, freight under those contracts is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Navios Logistics’ Argentine subsidiaries could be affected by inflation and exchange rate volatility in the future.

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

Furthermore, in 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remain in place. Increasingly since 2008 and 2009, the Argentine government has imposed new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Additionally, the Argentine federal tax authority has recently imposed new restrictions and limitations on the purchase of foreign currency. The existing controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Navios Logistics’ ability to transfer funds generated by its Argentine operations in U.S. dollars outside Argentina to Navios Logistics for the payment of Navios Logistics’ indebtedness. In addition, the above restrictions and requirements, and any other restrictions or requirements that may be imposed in the future, expose Navios Logistics to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

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

In recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. The Argentine Government made an offer to compensate Repsol YPF for around US$5.0 billion, which was accepted by the Board of Directors and shareholders of Repsol YPF and confirmed by the Argentine Congress. It is unclear whether such expropriation policies will continue and to what extent they will affect the Argentine economy, and thereby Navios Logistics’ business, results of operations and financial condition.

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

Navios Logistics engages in regional commerce with a variety of entities. Although Navios Logistics’ operations expose it to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2014, 2013 and 2012, approximately 47.3%, 55.9% and 50.4%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of its transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which Navios Logistics operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which Navios Logistics operates, its results of operations or financial condition could be materially adversely affected.

Tax Risks

We may earn United States source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the Internal Revenue Code, or the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own more 5% or more of the vote and value of our common stock. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S.-source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for those years. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected. Please see the discussion under “Taxation — Material U.S. Federal Income Tax Considerations — U.S. Federal Income Taxation of the Company — Taxation of Our Shipping Income.”

Navios Holdings may be taxed as a United States corporation.

The purchase by International Shipping Enterprises Inc. (“ISE”), our predecessor, of all of the outstanding shares of common stock of Navios Holdings, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005. Navios Holdings is incorporated under the laws of the Republic of the Marshall Islands. ISE received an opinion from its counsel for the merger transaction that, while there is no direct authority that governs the tax treatment of the transaction, it was more likely than not that Navios Holdings would be taxed by the United States as a foreign corporation. Accordingly, we take the position that Navios Holdings will be taxed as a foreign corporation by the United States. If Navios Holdings were to be taxed as a U.S. corporation, its taxes would be significantly higher than they are currently.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our business could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected. For example, in accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the quarterly average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents (other than rents derived other than in the active conduct of a rental or business). For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC and additional tax filing obligations.

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2014 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders), such stockholders would be liable to pay U.S. federal income tax at the then prevailing income tax rates on ordinary income plus interest upon excess distributions and upon any gain from the disposition of their shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of the common stock. In addition, for each year during which we are treated as a PFIC and you actually or constructively own our common stock you generally will be required to file IRS Form 8621 with your U.S. federal income tax return to report certain information concerning your ownership of our common stock. Please see the discussion under “Taxation — Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders of our Common Stock — Passive Foreign Investment Company Status.”

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

The Company operates a fleet of owned Capesize, Panamax, Ultra Handymax and Handysize vessels and a fleet of time chartered Capesize, Panamax, Ultra Handymax and Handysize vessels that are employed to provide worldwide transportation of bulk commodities. Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, Navios Holdings has had in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners and charterers.

Navios Logistics

Navios Logistics is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products.

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed: (a) $112.2 million in cash; and (b) the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 12,765 shares of Navios Logistics, representing 63.8% of its outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for: (a) $112.2 million in cash, and (b) the issuance of 7,235 shares of Navios Logistics representing 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2014, Navios Holdings owns 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C., or the general partner, a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners.

On or prior to the closing of Navios Partners, initial public offerings, or IPO, in November 2007, Navios Holdings entered into certain agreements with Navios Partners: (a) a management agreement with Navios Partners pursuant to which Navios Shipmanagement Inc. (the “Manager”) , a wholly-owned subsidiary of Navios Holdings, provides Navios Partners with commercial and technical management services; (b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (c) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

Since the formation of Navios Partners, Navios Holdings sold in total ten vessels to Navios Partners (the Navios Hope, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Fulvia, the Navios Melodia, the Navios Pollux, the Navios Luz, the Navios Orbiter and the Navios Buena Ventura) and also sold the rights of Navios Sagittarius to Navios Partners. All vessels were sold in exchange of cash and 5,601,920 common units of Navios Partners in total. As of December 31, 2014, Navios Holdings’ interest in Navios Partners was 20.0% (including 2.0% general partner interest). Following Navios Partners’ offering in February 2015, Navios Holdings’ interest in Navios Partners increased to 20.1% (which includes a 2.0% general partner interest).

Navios Acquisition

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

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

On March 30, 2011, Navios Holdings exchanged 7,676,000 shares of Navios Acquisition common stock it held for 1,000 shares of non-voting Series C Convertible Preferred Stock of Navios Acquisition and had 45.0% of the voting power and 53.7% of the economic interest in Navios Acquisition, since the preferred stock is considered, in substance, common stock for accounting purposes. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company.

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

In February 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock. In October 2014, 699,994 Navios Acquisition’s restricted stock awards vested. Following those events and as of December 31, 2014, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.1% and its economic interest in Navios Acquisition was 46.2%.

Navios Europe

Navios Europe is engaged in the marine transportation industry through the ownership of five tanker and five container vessels.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe under the laws of Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127.8 million (which was funded with the proceeds of two senior loan facilities (the “Senior Loans”) totaling $117.8 million and loans aggregating $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173.4 million and fair value of $71.9 million as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners also made available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

Navios Midstream

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates very large crude oil tankers under long-term employment contracts.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Navios Maritime Midstream Partners GP LLC, or the general partner, a wholly-owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream.

Following the completion of the Navios Midstream’s IPO in November 2014 and as of December 31, 2014, Navios Acquisition had 57.5% interest and Navios Holdings had indirect economic interest of 26.6% (through its ownership in Navios Acquisition).

On or prior to the closing of Navios Midstream’s IPO, Navios Holdings entered into certain agreements with Navios Midstream: (a) a management agreement with Navios Midstream pursuant to which the Tankers Manager, a wholly-owned subsidiary of Navios Holdings, provides Navios Midstream with commercial and technical management services; (b) an administrative services agreement with the Tankers Manager pursuant to which the Tankers Manager provides Navios Midstream administrative services; and (c) an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners, governing, among other things, when Navios Holdings, Navios Acquisition and Navios Partners may compete with Navios Midstream.

At the same time, Navios Holdings entered into an option agreement with Navios Acquisition, which expires on November 18, 2024, under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner, and the incentive distribution rights in Navios Midstream at fair value. As of December 31, 2014, Navios Holdings had not exercised any part of that option and owns no direct equity interest in Navios Midstream.

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 7.8 years, consists of a total of 66 vessels, aggregating approximately 6.6 million dwt. Navios Holdings owns 13 Capesize vessels (169,000-182,000 dwt), 14 modern Ultra Handymax vessels (50,000-59,000 dwt), 12 Panamax vessels (74,000-84,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of six Ultra Handymax, one Handysize, 13 Panamax, and six Capesize vessels under long-term time charters, 20 of which are currently in operation, with the remaining six newbuilding charter-in vessels scheduled for delivery on various dates through 2016. Navios Holdings has options to acquire 18 of the 26 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

Navios Holdings also offers commercial and technical management services to the fleets of Navios Partners, Navios Acquisition, Navios Midstream and Navios Europe. Navios Partners’ fleet is comprised of 12 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and eight container vessels. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of TEU 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Navios Acquisition’s fleet is comprised of 31 tankers and 8 VLCC vessels. In May 2014, the Company extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition’s owned fleet for two additional years through May 2016 at: (i) $6,000 daily rate per owned MR2 product tanker and chemical tanker vessel; (ii) $7,000 daily rate per owned LR1 product tanker vessel; and (iii) $9,500 daily rate per VLCC vessel. Drydocking expenses under this agreement will be reimbursed by Navios Acquisition at cost at occurrence. Navios Midstream’s fleet is comprised of four VLCC vessels and Navios Holdings receives a daily management fee of $9,500 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed by Navios Midstream at cost at occurrence. Navios Europe’s fleet is comprised of five tankers and five container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence.

Navios Holdings’ strategy and business model focuses on:

•	Operation of a high quality, modern fleet. Navios Holdings owns and charters-in a modern, high quality fleet, having an average age of approximately 7.8 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•	Pursuing an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 6.6 million dwt in tonnage, making Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels at favorable rates allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 18 of the 26 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain favorable vessel acquisition terms as reflected in the purchase options contained in some of its long-term charters.

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, to generate profit from, such volatility.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•	The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.8% as of December 31, 2014, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

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

Competitive Advantages

Controlling approximately 6.6 million dwt (excluding Navios Logistics) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals that form the core of Navios Holdings’ fleet were brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

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

In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the dry bulk market on the basis of the following factors:

•	A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age, fuel economy and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2026, assuming minimum available charter extension periods are exercised) on attractive terms that allow Navios Holdings to charter-out the vessels at an attractive spread during strong markets and to weather down cycles in the market while maintaining low costs;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with access to future attractive long-term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking, providing efficiency and transparency in Navios Holdings’ owned fleet operations;

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America; and

•	An experienced management team with a strong track record of operational experience and a strong brand having a well established reputation for reliability and performance.

Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation.

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 40 owned vessels and 26 chartered-in vessels (18 of which have purchase options). The average age of the operating fleet is 7.8 years.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of 14 modern Ultra Handymax vessels, 13 Capesize vessels, 12 Panamax vessels and one Handysize vessel, including two newbuilding vessels, whose technical specifications and youth distinguish them in the market, where, as of the beginning of March 2015, over 10% of the industry’s dry bulk vessels were 20 or more years old.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022

Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios Sphera	Panamax	Q3 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of six Capesize, 13 Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters, having an average age of approximately 6.6 years. Of the 26 chartered-in vessels, 20 are currently in operation and six are scheduled for delivery at various times through 2016, as set forth in the following table:

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,000	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Navios Prosperity(3)	Panamax	2007	82,535	Yes
Navios Aldebaran(3)	Panamax	2008	76,500	Yes
Golden Heiwa	Panamax	2007	76,662	No
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option
Navios Sky	Panamax	Q2 2015	82,000	Yes
Navios Amber	Panamax	Q2 2015	80,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	84,000	Yes
Navios Felix	Capesize	Q2 2016	180,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	Navios Holdings and Navios Partners entered into novation agreements with the respective owners of Navios Aldebaran and Navios Prosperity whereby the rights to the time charter contracts of the Navios Aldebaran and Navios Prosperity were transferred to Navios Holdings as of February 28, 2015 and March 5, 2015, respectively.

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

Exercise of Vessel Purchase Options

Navios Holdings has executed several purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered on various dates from November 30, 2005 until February 21, 2011. Navios Holdings currently has options to acquire 12 of the 20 chartered-in vessels currently in operation and all of the six long-term chartered-in vessels on order (on one of the 18 purchase options Navios Holdings holds a 50% initial purchase option).

Commercial Ship Management: Commercial management of Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s and Navios Europe’s fleet involves identifying and negotiating charter party employment for the vessels. In addition to its internal commercial ship management capabilities, Navios Holdings uses the services of a related party, Acropolis Chartering & Shipping Inc. (“Acropolis”), based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers, and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s and Navios Europe’ vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management: Navios Holdings provides, through its subsidiaries, Navios Shipmanagement Inc. and Navios Tankers Management Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’, Navios Acquisition’s, Navios Midstream’s and Navios Europe’s vessels under the terms of the management agreements between the parties. Based in Piraeus,

Greece, Monaco and Singapore, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.

Operation of the Fleet: The operations departments supervise the post-fixture business of the vessels in Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s and Navios Europe’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled.

Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•	Freight Rate Risk. Navios Holdings may use FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings may enter into these FFAs through over-the-counter transactions and over LCH, the London Clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the Company’s commercial ship management strategy and policies. See “Risk Factors — Risks Associated with the Shipping Industry and Our Dry bulk Operations — Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high quality credit collateralized corporations and financial institutions. Most importantly, Navios Holdings has strict guidelines and policies that are designed to limit the amount of credit exposure.

•	Interest Rate Risk. Navios Holdings may use from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See also item 11 “Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk.”

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 20.8% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 10.3% of its expenses related to operation of its Greek, Belgian and Monaco offices, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Dry bulk Vessel Operations

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as Mitsui O.S.K. Lines Ltd., Cargill International S.A., GIIC, Louis Dreyfus Commodities, Oldendorff Carriers, Glencore Grain, Swiss Marine and Mansel Ltd. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue and for the years ended December 31, 2013, and 2012, none of the Company’s customers accounted for more than 10% of the Company’s revenue.

Logistics Business Operations

Customers of Navios Logistics include affiliates of Archer Daniels Midland Company (“ADM”), Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. In its dry port facility in Uruguay, Navios Logistics has been serving three of its key global customers, ADM, Cargill and Louis Dreyfus, for more than 16 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has had long-term relationships with its global petroleum customers for more than 12 years on average (such as Axion Energy, Petrobras Group, YPF and Shell). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in our trade receivables. For the year ended December 31, 2014, Navios Logistics’ three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 60.3% of its revenues. For the year ended December 31, 2013, Navios Logistics’ two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 56.4% of its revenues. For the year ended December 31, 2012, Navios Logistics’ three largest customers, Vale, YPF and Axion Energy, accounted for 18.5%, 11.5% and 11.5% of its revenues, respectively and its five largest customers accounted for approximately 56.4% of its revenues.

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,716 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 10,300 vessels, aggregating approximately 756 million dwt as of December 31, 2014. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only five companies are known to have fleets of 100 vessels or more: the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group and the three largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the dry bulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

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

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. In addition, the Manager voluntarily implements and maintains certifications pursuant to the International Organization for Standardization, or ISO, for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), which came into effect on January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018; and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015). At its 66th Session, the MEPC adopted amendments (expected to enter into force in September 2015) to MARPOL Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, will be applied to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significant increased cost.

Greenhouse Gas (“GHG”) Emissions: In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol.

In December 2011, UN climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change. The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. The Commission has, so far, stopped short of any such proposals to include emissions from ships in the EU’s emissions trading scheme (ETS). However, on October 1, 2012, it announced that it would propose measures to monitor verify and report on greenhouse-gas emissions from the shipping sector in early 2013. On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation “that would establish an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018”. The draft Regulation is currently working its way through the various stages of the EU legislative process and will require approval from both the European Council and European Parliament before entering into force. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. Any passage of climate control legislation or other regulatory initiatives by the IMO, European Union, or individual countries where we operate, including the U.S. that restrict emissions of greenhouse gases from vessels could require us to make significant financial expenditures we cannot predict with certainty at this time.

Other International Regulations to Prevent Pollution: In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits.

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member-states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. To date, there has not been sufficient adoption of this standard by member-states representing enough of the gross tonnage of the world’s fleet for it to take force. However, as of February 10, 2014, the Convention has been ratified by 38 member-states, representing 30.38% of the global merchant shipping fleet’s gross tonnage, and its entry-into-force with attendant compliance costs may therefore be anticipated in the foreseeable future.

European Regulations

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

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including bunker oil spills from dry bulk vessels as well as cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties. OPA currently limits liability of responsible parties to the greater of $1,000 per gross ton or $0.85 million per containership that is over 300 gross tons. These amounts are periodically adjusted for inflation.

These limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress has proposed, but has not formally adopted legislation that would amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations, but the bill did not seek to change the OPA liability limits applicable to vessels. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

Similarly, in response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce, as much as possible, the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to the European Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive has to be implemented by July 19, 2015. In the UK there will be new regulations: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), will amend the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998)

and implement other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements. There will also be changes to the Oil Pollution Emergency Plans Regulations 1998.

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

OPA requires owners and operators of all vessels over 300 gross tons, even those that do not carry petroleum or hazardous substances as cargo, to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA. The U.S. Coast Guard has implemented regulations requiring evidence of financial responsibility in the amount of $1,300 per gross ton, which includes the OPA limitation on liability of $1,000 per gross ton and the CERCLA liability limit of $300 per gross ton for vessels not carrying hazardous substances as cargo or residue. Under the regulations, vessel owners and operators may evidence their financial responsibility by showing proof of insurance, surety bond, self-insurance or guaranty. These limits are also periodically revised. We believe our insurance coverage as described above meets the requirements of OPA.

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

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit, or VGP, system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013, the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years.

This 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of MARPOL Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. MARPOL Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

Security Regulations

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

International laws governing civil liability to pay compensation or damages

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on ship owners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 28, 2014 had 74 contracting states comprising approximately 90.72% of the gross tonnage of the world’s merchant fleet. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Hull and Machinery and War Risk Insurance: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax, Handymax and Container vessel and $0.2 million per Capesize vessel for the hull and machinery insurance.We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

Protection and Indemnity Insurance: Protection and indemnity insurance is provided by mutual protection and indemnity associations, or P&I Associations, who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed terms and conditions.

Our fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $9.0 million of every claim. In every claim the amount in excess of $9.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, or $3.08 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of the P&I Associations that are members of the International Group, we will be subject to calls payable to the associations based on our individual fleet record, the associations’ overall its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club.

Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our fleet are “loss of hire” and “strikes,” except in cases of loss of hire due to war or a piracy event. Specifically, Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, Navios Holdings arranges war loss of hire insurance to cover up to 270 days of detention/loss of time. There are no deductibles for the war loss of hire cover. We maintain strike insurance for our port terminal operations.

Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for Deferred Calls and Supplementary Calls.

Credit Risk Insurance: With effect from March 25, 2014, the Company entered into an agreement to terminate the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4.0 million in cash direct from the credit default insurer during the second quarter of 2014. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

Risk Management

Risk management in the shipping industry involves balancing a number of factors in a cyclical and potentially volatile environment. Fundamentally, the challenge is to appropriately allocate capital to competing opportunities of owning or chartering vessels. In part, this requires a view of the overall health of the market as well as an understanding of capital costs and returns. Thus, stated simply, one may charter-in part of a fleet as opposed to owning the entire fleet to maximize risk management and economic results. This is coupled with the challenge posed by the complex logistics of ensuring that the vessels controlled by Navios Holdings are fully employed.

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

Legal Proceedings

Navios Holdings is not involved in any legal proceedings that it believes will have a material adverse effect on its business, financial position, results of operations and liquidity.

In January 2011, KLC filed for receivership, which is reorganization under South Korean bankruptcy law. Navios Holdings has reviewed the matter, as five vessels of its core fleet were chartered out to KLC. The contracts for these vessels have been terminated and the vessels have been rechartered to third parties for variable charter periods. The Company has filed claims for all unpaid amounts by KLC in respect of the employment of the five vessels in the KLC corporate rehabilitation proceedings. Up to December 31, 2013 the Company had received payment in full for all its claims against KLC partly in cash and partly in shares.

From time to time, Navios Holdings may be subject to legal proceedings and claims in the ordinary course of business. It is expected that these claims would be covered by insurance if they involved liabilities such as those that arise from a collision, other marine casualty, damage to cargoes, oil pollution and death or personal injuries to crew, subject to customary deductibles. Those claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

Crewing and Shore Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish, Romanian, Indian and Russian officers and Filipino, Georgian, Indian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Navios Logistics crews its fleet with Argentinean, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

As of December 31, 2014, with respect to shore-side employees, Navios Holdings and its subsidiaries employed 167 employees in its Piraeus, Greece office, 13 employees in its New York office, nine employees in its Antwerp, Belgium office, two employees in its Monaco office and one employee in its Singapore office. Navios Logistics employs 41 employees in its Asuncion, Paraguay offices, 50 employees at the port facility in San Antonio, Paraguay, 134 employees in the Buenos Aires, Argentina office, seven employees in its Montevideo, Uruguay office, with an additional 128 employees at the port facility in Nueva Palmira, Uruguay, and 10 employees at Hidronave South American Logistics S.A.’s (“Hidronave”) Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates currently lease the following properties:

•	Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019.

•	On July 1, 2010, Kleimar N.V. signed a contract for the lease of approximately 632 square meters for its offices, pursuant to a lease that expires in 2019.

•	Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets a portion of the 34th floor in the building located at 825 Third Avenue, New York, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed on October 29, 2010 and expiring in 2019.

•	Navios Shipmanagement Inc. leases office space in Monaco pursuant to a lease that expires in June 2015.

Navios Logistics and its subsidiaries currently lease the following premises:

•	CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operate its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended to incorporate new plots of land — until its final version dated November 27, 2009. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain on land in the Nueva Palmira Free Zone. The agreement expires on December 31, 2025, with a 20-year extension at Navios Logistics’ option. Navios Logistics pays an annual fee of approximately $0.2 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped. Navios Logistics has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if Navios Logistics breaches the terms of the agreement, or labor laws and social security contributions, and if Navios Logistics commit illegal acts. In March 2013, CNSA acquired Energias Renovables del Sur S.A., a Nueva Palmira Free Zone direct user pursuant to an agreement with the Free Trade Zone Authority — General Trade Bureau of the Ministry of Economy and Finance. In December 2014, Navios Logistics acquired Cartisur S.A. (“Cartisur”) and Edolmix S.A. (“Edolmix), both also Nueva Palmira Free Zone direct users.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2017.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2017.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

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

Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,208 square meters of office space located in Buenos Aires, Argentina 846 Avenida Santa Fe, Ciudad Autonoma.

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

As of December 31, 2014, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure as of December 31, 2014.

Subsidiaries included in the consolidation:

Company Name	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
				2014	2013	2012
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 6/14
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/26 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/30 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/14 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	5/14 - 12/31	—
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	6/4 - 12/31	—
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	5/19 - 12/31	—	—
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	5/19 - 12/31	—	—
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	5/19 - 12/31	—	—
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/4 - 12/31	—	—
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	11/24 - 12/31	—	—
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	—

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2013 was 20.0%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2014 was 46.2%,); (iii) Acropolis (economic interest as of December 31, 2014 was 35.0%); and (iv) Navios Europe and its subsidiaries (economic interest as of December 31, 2014 was 47.5%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2014, 2013 and 2012. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document. Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Reform Act of 1995. These forward-looking statements are based on Navios Holdings’ current expectations and observations. Included among the factors that, in our view, could cause actual results to differ materially from the forward-looking statements contained in this report are those discussed under “Risk Factors” and “Forward-Looking Statements”.

Overview

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manage its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet, Navios Midstream’s fleet and Navios Europe’s fleet, and commercially manages its chartered-in fleet.

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (“Kleimar”). Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize, Panamax and Handymax vessels used in the transportation of cargoes and has an extensive COA business.

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America, serving its customers in the Hidrovia region through two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Navios Logistics complements its two port terminals with a diverse fleet of 360 barges and pushboats (including three pushboats to be delivered) and two small inland oil tankers that operate in its barge business and nine vessels, including six ocean-going tankers, two self-propelled barges and one bunker vessel, which operate in its cabotage business. Navios Holdings currently owns 63.8% of Navios Logistics.

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

On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings. As of December 31, 2014, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.1% and its economic interest in Navios Acquisition was 46.2%.

In May 2013, Navios Holdings formed Navios Asia in partnership with a third party and owned 51.0% of Navios Asia and its wholly owned subsidiaries. In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0% for a total cash consideration of $10.9 million.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe is engaged in the marine transportation industry through the ownership of five tankers and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Navios Maritime Midstream Partners GP LLC, or the general partner, a wholly-owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream. Following the completion of the Navios Midstream’s IPO in

November 2014 and as of December 31, 2014, Navios Acquisition had 57.5% interest and Navios Holdings had indirect economic interest of 26.6% (through its ownership in Navios Acquisition) and no direct economic interest.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy led Navios Holdings to time charter-out many of the vessels that it is presently operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for periods up to 10 years at inception to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and FFAs.

In 2014, 2013 and 2012, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,397 per day for the year ended December 31, 2014. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels and long-term chartered fleet, which overall is chartered-in at favorable long-term rates, will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment may also have an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

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

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics), including the newbuilds to be delivered. The current “core fleet” consists of 66 vessels totaling 6.6 million deadweight tons. The employment profile of the fleet as of April 1, 2015 is reflected in the tables below. The 58 vessels in current operation aggregate approximately 5.7 million deadweight tons and have an average age of 7.8 years. Navios Holdings has currently fixed 54.9% and 3.9% including index-linked charters of available days for 2015 and 2016, respectively, of its fleet (excluding vessels which are utilized to fulfill COAs), representing contracted fees

(net of commissions), based on contracted charter rates from our current charter agreements of $70.7 million and $11.9 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $9,679 and $26,007 for 2015 and 2016, respectively. The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for 2015 is $13,394.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Serenity	Handysize	2011	34,690	6,650	No	04/30/2015
Navios Ionian	Ultra Handymax	2000	52,067	4,988	No	04/22/2015
Navios Celestial	Ultra Handymax	2009	58,063	7,981 —	70% in excess of $8,000 basis Supramax Index Routes +8%	04/11/2015 07/16/2015
Navios Vector	Ultra Handymax	2002	50,296	8,550	No	04/30/2015
Navios Horizon	Ultra Handymax	2001	50,346	4,275	No	04/09/2015
Navios Herakles	Ultra Handymax	2001	52,061	9,025	No	04/19/2015
Navios Achilles	Ultra Handymax	2001	52,063	4,750	No	05/12/2015
Navios Meridian	Ultra Handymax	2002	50,316	5,700	No	04/05/2015
Navios Mercator	Ultra Handymax	2002	53,553	9,215	No	05/15/2015
Navios Arc	Ultra Handymax	2003	53,514	5,938	No	03/31/2015
Navios Hios	Ultra Handymax	2003	55,180	8,246 —	100% in excess of $8,500 basis Supramax Index Routes	04/14/2015 08/07/2015
Navios Kypros	Ultra Handymax	2003	55,222	6,171 —	98% of average Supramax Index Routes	04/14/2015 02/27/2016
Navios Ulysses	Ultra Handymax	2007	55,728	5,470 —	Average Supramax Index Routes	04/10/2015 02/23/2016
Navios Vega	Ultra Handymax	2009	58,792	9,119 —	100% in excess of $9,500 basis Supramax Index Routes +5%	04/09/2015 04/16/2015
Navios Astra	Ultra Handymax	2006	53,468	7,695	No	07/19/2015
Navios Magellan	Panamax	2000	74,333	4,617 —	Weighted average basis Panamax Index 4TC Routes +4%	04/11/2015 01/10/2016
Navios Star	Panamax	2002	76,662	6,650	No	08/14/2015
Navios Asteriks	Panamax	2005	76,801	5,225	No	06/05/2015
Navios Centaurus	Panamax	2012	81,472	8,313	No	04/20/2015
Navios Avior	Panamax	2012	81,355	5,950 —	Weighted average basis Panamax Index Routes +14%	04/06/2015 04/25/2015
Navios Galileo	Panamax	2006	76,596	8,663	No	06/02/2015
Navios Northern Star	Panamax	2005	75,395	6,698	No	08/22/2015
Navios Amitie	Panamax	2005	75,395	7,695	No	07/10/2015
Navios Taurus	Panamax	2005	76,596	5,681 —	Weighted average basis Panamax Index Routes +7%	04/03/2015 05/22/2015

N Amalthia	Panamax	2006	75,318	6,978		No	08/29/2015
N Bonanza	Panamax	2006	76,596	5,795		No	05/08/2015
Navios Bonavis	Capesize	2009	180,022	13,300 —		105% in excess of $14,000 basis Baltic Capesize Index 4TC Index Routes	04/14/2015 06/10/2015
Navios Happiness	Capesize	2009	180,022	14,488		No	11/03/2015
Navios Lumen	Capesize	2009	180,661	6,695 —	(5)	$5,000 +50% weighted average Baltic Capesize Index 5TC Index Routes	04/10/2015 04/28/2016
Navios Stellar	Capesize	2009	169,001	7,800		No	03/31/2015
Navios Phoenix	Capesize	2009	180,242	10,441 —		$8,000 +50% weighted average Baltic Capesize Index 5TC Index Routes	04/03/2015 12/21/2015	(6)
Navios Antares	Capesize	2010	169,059	7,143 —		$5,200 +47.5% weighted average Baltic Capesize Index average 4TC Index Routes	04/03/2015 02/17/2016
Navios Etoile	Capesize	2010	179,234	29,356		50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	8,745 —		$6,300 +50% weighted average Baltic Capesize Index5TC Index Routes	04/12/2015 01/26/2016
Navios Altamira	Capesize	2011	179,165	22,325		No	01/16/2016
Navios Azimuth	Capesize	2011	179,169	4,871 10,450		No	04/03/2015 03/15/2016
Navios Gem	Capesize	2014	181,336	10,354 —		$7,750 +55% weighted average Baltic Capesize Index 5TC Index Routes	04/04/2015 02/04/2016
Navios Ray	Capesize	2012	179,515	8,636 —		$6,300 +50% weighted average Baltic Capesize Index 5TC Index Routes	04/12/2015 01/28/2016

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios Sphera	Panamax	Q3 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-term Chartered-in Vessels

Vessels	Type	Built	DWT	Purchase Option(3)		Charter-out Rate(1)		Expiration Date(2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	5,510		04/15/2015
Navios Primavera	Ultra Handymax	2007	53,464	Yes		7,600		05/01/2015
Navios Armonia	Ultra Handymax	2008	55,100	No		9,263		04/22/2015
Navios Apollon	Ultra Handymax	2000	52,073	No		9,168		05/13/2015
Navios Oriana	Ultra Handymax	2012	61,442	Yes		7,980		05/03/2015
Navios Mercury	Ultra Handymax	2013	61,393	Yes		7,313 —	(7) (7)	04/16/2015 07/20/2015
Navios Libra II	Panamax	1995	70,136	No		9,025		05/18/2015
Navios Altair	Panamax	2006	83,001	No		4,618 —	(8) (8)	04/13/2015 06/24/2015
Navios Esperanza	Panamax	2007	75,356	No		6,793		09/10/2015
Navios Marco Polo	Panamax	2011	80,647	Yes		5,785 —	(9) (9)	04/11/2015 06/14/2015
Navios Southern Star	Panamax	2013	82,224	Yes		6,111 —	(10) (10)	04/14/2015 04/17/2015
Navios Prosperity	Panamax	2007	82,535	Yes		4,744 —	(11) (11)	04/15/2015 06/19/2015
Navios Aldebaran	Panamax	2008	76,500	Yes		4,303 —	(12) (12)	04/05/2015 04/17/2015
Navios Koyo	Capesize	2011	181,415	Yes		14,250 —	(13) (13)	04/03/2015 05/19/2015
Navios Venus	Ultra Handymax	2015	61,000	Yes		6,888		05/01/2015
Golden Heiwa	Panamax	2007	76,662	No				—
Beaufiks	Capesize	2004	180,310	Yes				—
Rubena N	Capesize	2006	203,233	No				—
King Ore	Capesize	2010	176,800	No				—
Navios Obeliks	Capesize	2012	181,415	Yes				—

Long-term Chartered-in Fleet to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Sky	Panamax	04/2015	Yes	82,000
Navios Amber	Panamax	05/2015	Yes	80,000
Navios TBN	Panamax	11/2016	Yes	84,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios TBN	Panamax	11/2016	Yes	81,000
Navios Felix	Capesize	04/2016	Yes	180,000

(1)	Daily rate net of commissions. These rates do not include insurance proceeds received upfront in November 2012 and March 2014.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Amount represents daily rate of mitigation proceeds following the restructuring of the original charter.
(6)	Subject to COA of $34,013 per day for the remaining period until fourth quarter of 2016.
(7)	Based on weighted average Supramax Index Routes +12%.
(8)	Based on weighted average Panamax Index 4TC Routes +5%.

(9)	Based on average Panamax Index 4TC Routes +15%.
(10)	Based on weighted average Panamax Index routes +17%.
(11)	Based on weighted average Panamax Index Routes +10%.
(12)	Based on average Panamax Index 4TC Routes +6%.
(13)	110% in excess of $15,000 basis Baltic Capesize Index 4TC.

Dividend Policy

On February 16, 2015, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2014 of $0.06 per share of common stock. This dividend was paid on March 27, 2015 to stockholders of record on March 20, 2015. On March 27, 2015, the Board of Directors declared a quarterly dividend for the period from January 15, 2015 to April 14, 2015 of $0.546875 per American Depository Share on its Series G Preferred Stock and $0.5390625 per American Depository Share on its Series H Preferred Stock. These dividends will be paid on April 15, 2015 to holders of record as of April 8, 2015. The declaration and payment of any further dividend remains subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements, indentures and other debt obligations and such other factors as the Board may deem advisable.

Navios Logistics

On December 15, 2014, Navios Logistics acquired Cartisur and Eldomix for a total consideration of $17.0 million. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. The acquisitions were accounted for as asset acquisitions. During the year ended December 31, 2014, Navios Logistics paid $10.2 million of the purchase price and the remaining balance will be paid in full during the third quarter of 2015.

Navios Partners

In February 2015, Navios Partners completed its public offering of 4,600,000 common units, at $13.09 per unit, raising gross proceeds of $60.2 million. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million. Following the public offering and the private placement, Navios Holdings’ owns a 20.1% interest in Navios Partners, which includes the 2.0% general partner interest.

On February 13, 2015, Navios Holdings received $8.1 million from Navios Partners representing the cash distribution for the fourth quarter of 2014.

Navios Acquisition

On January 6, 2015, Navios Holdings received $3.6 million from Navios Acquisition representing the cash dividend for the third quarter of 2014.

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

Navios Holdings believes that the important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.6 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

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

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates, as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 8.3 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, COAs and FFAs

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic cargo contracts.

Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

FFAs cover periods generally ranging from one month to one year and are based on time charter rates or freight rates on specific quoted routes. FFAs are executed either over-the-counter, between two parties, or through LCH, the London clearing house. FFAs are settled in cash monthly based on publicly quoted indices. No over-the-counter trades have been executed since 2012. LCH calls for both base and margin collaterals, which are funded by Navios Holdings, and which in turn substantially eliminates counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH. At the end of each calendar quarter, the fair value of dry bulk shipping FFAs traded over-the-counter are determined from an index published in London, United Kingdom and the fair value of those FFAs traded with LCH are determined from the LCH valuations accordingly. Navios Holdings has implemented specific procedures designed to respond to credit risk associated with over-the-counter trades, including the establishment of a list of approved counterparties and a credit committee which meets regularly.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charters, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The

Company currently has two reportable segments: the Dry bulk Vessel Operations and the Logistics Business. The Dry bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 18 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2014 compared to the year ended December 31, 2013

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2014 and 2013, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2014 and 2013.

(In thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Revenue	$569,016	$512,279
Administrative fee revenue from affiliates	14,300	7,868
Time charter, voyage and logistics business expenses	(263,304)	(244,412)
Direct vessel expenses	(130,064)	(114,074)
General and administrative expenses incurred on behalf of affiliates	(14,300)	(7,868)
General and administrative expenses	(45,590)	(44,634)
Depreciation and amortization	(104,690)	(98,124)
Provision for losses on accounts receivable	(792)	(630)
Interest income	5,515	2,299
Interest expense and finance cost	(113,660)	(110,805)
Loss on derivatives	—	(260)
Gain on sale of assets	—	18
Loss on bond and debt extinguishment	(27,281)	(37,136)
Other income	15,639	17,031
Other expense	(24,520)	(10,447)

Loss before equity in net earnings of affiliated companies	$(119,731)	$(128,895)
Equity in net earnings of affiliated companies	57,751	19,344

Loss before taxes	$(61,980)	$(109,551)
Income tax (expense)/benefit	(84)	4,260

Net loss	$(62,064)	$(105,291)
Less: Net loss/(income) attributable to the noncontrolling interest	5,861	(3,772)

Net loss attributable to Navios Holdings common stockholders	$(56,203)	$(109,063)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2014 and 2013 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2014	2013
FLEET DATA
Available days	21,465	19,364
Operating days	21,422	19,062
Fleet utilization	99.8%	98.4%
Equivalent vessels	59	53
AVERAGE DAILY RESULTS
TCE	$11,830	$12,029

During the year ended December 31, 2014, there were 2,101 more available days as compared to 2013, due to (i) an increase in available days for owned vessels by 1,861 days, mainly due to the delivery of the Navios Taurus, Navios Galileo, Navios Amitie, Navios Northern Star and N Amalthia in the second half of 2013 and the N Bonanza, Navios Gem and Navios Ray in 2014; and (ii) an increase in charter-in fleet available days by 240 days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2014 was $11,830 per day, $199 per day lower than the rate achieved in 2013. This was due primarily to the decline in the freight market during 2014 as compared to 2013.

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2014 was $300.2 million as compared to $275.2 million for the same period during 2013. The increase of $25.0 million in dry bulk revenue was mainly attributable to an increase in available days as described above. This increase was partially mitigated by a decrease in TCE per day by 1.7% to $11,830 per day in the year ended December 31, 2014, as compared to $12,029 per day in the same period of 2013.

Revenue from the logistics business was $268.8 million for the year ended December 31, 2014 as compared to $237.1 million for the year ended December 31, 2013. The increase of $31.7 million was mainly attributable to (i) a $14.4 million increase in the port terminal business mainly attributable to an increase in the Paraguayan liquid port’s volume of products sold; (ii) a $11.9 million increase in the barge business mainly attributable to the commencement of operations of three new dry cargo convoys under long-term time charter contracts during the second quarter of 2014; and (iii) a $5.4 million increase in the cabotage business mainly attributable to an increase in the cabotage fleet’s operating days and the higher time-charter rates achieved.

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates increased by $6.4 million, or 81.7%, to $14.3 million for the year ended December 31, 2014, as compared to $7.9 million for the year ended December 31, 2013. See general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $18.9 million or 7.7% to $263.3 million for the year ended December 31, 2014, as compared to $244.4 million for the year ended December 31, 2013.

Time charter and voyage expenses from dry bulk operations decreased by $1.6 million, or 1.0%, to $157.6 million for the year ended December 31, 2014, as compared to $159.2 million for the year ended December 31, 2013. This was primarily attributable to lower short-term and long-term charter-in daily rates in the year ended December 31, 2014 compared to 2013.

Of the total expenses for the years ended December 31, 2014 and 2013, $105.7 million and $85.2 million, respectively, were related to Navios Logistics. The increase of $20.5 million in time charter, voyage and logistics business was mainly due to (i) a $15.7 million increase in the port terminal business mainly attributable to the volume of products sold in the liquid port in Paraguay; and (ii) a $4.8 million increase in the barge business mainly attributable to higher fuel expenses due to an increase in the number of voyages under COA contracts and an increase in time charter expense due to the short term charter-in of 36 barges delivered during the second and third quarter of 2014.

Direct Vessel Expenses: Direct vessel expenses increased by $16.0 million, or 14.0%, to $130.1 million for the year ended December 31, 2014, as compared to $114.1 million for the year ended December 31, 2013. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations increased by $14.1 million, or 37.1%, to $52.1 million for the year ended December 31, 2014, as compared to $38.0 million for the year ended December 31, 2013. This increase was mainly attributable to the increased number of vessels in Navios Holdings’ fleet since the third quarter of 2013.

Of the total amounts of direct vessel expenses for the years ended December 31, 2014 and 2013, $78.0 million and $76.1 million, respectively, related to Navios Logistics. The increase of $1.9 million in direct vessel expenses was mainly due to (i) a $2.4 million increase in the amortization of deferred drydock and special survey costs; and (ii) a $1.3 million increase in direct vessel expenses of the barge business mainly attributable to the commencement of operations of three new drycargo convoys under long-term time charter contracts during the second quarter of 2014. This increase was partially mitigated by a $1.8 million decrease in direct vessel expenses of the cabotage business mainly attributable to lower crew and repairs and maintenance costs.

General and administrative expenses incurred on behalf of affiliates: General and administrative expenses incurred on behalf of affiliates increased by $6.4 million, or 81.7%, to $14.3 million for the year ended December 31, 2014, as compared to $7.9 million for the year ended December 31, 2013. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Administrative fee revenue from affiliates	$(14,300)	$(7,868)
General and administrative expenses incurred on behalf of affiliates	14,300	7,868
General and administrative expenses	45,590	44,634

(in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Dry bulk Vessel Operations	$29,951	$28,875
Logistics Business	14,764	14,617

Sub-total	44,715	43,492
Credit risk insurance	875	1,142

General and administrative expenses	$45,590	$44,634

The increase in general and administrative expenses by $1.0 million, or 2.1%, to $45.6 million for the year ended December 31, 2014, as compared to $44.6 million for the year ended December 31, 2013, was mainly attributable to (i) a $2.1 million increase in payroll and other related costs; and (ii) a $0.2 million increase attributable to the logistics business. The overall increase was partially offset by (i) a $0.6 million decrease in professional, legal and audit fees; (ii) a $0.4 million decrease in other administrative expenses; and (iii) a $0.3 million decrease in credit risk insurance fees following the termination of the credit default insurance policy on March 25, 2014.

Depreciation and Amortization: For the year ended December 31, 2014, depreciation and amortization increased by $6.6 million to $104.7 million, as compared to $98.1 million for the year ended December 31, 2013. The increase was primarily due to an increase in (i) depreciation and amortization of dry bulk vessels by $4.9 million mainly attributable to the new vessel deliveries during the second half of 2013 and the first half of 2014; and (ii) depreciation and amortization of the logistics business by $1.7 million, mainly due to delivery of three new convoys in the first half of 2014 and the construction of the new conveyor belt completed in the fourth quarter of 2013.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2014, provision for losses on accounts receivable increased by $0.2 million to $0.8 million, as compared to $0.6 million for the year ended December 31, 2013. The increase was mainly due to a slight increase in bad debt provisions in the dry bulk operations in the year ended December 31, 2014.

Interest income: Interest income increased by $3.2 million to $5.5 million for the year ended December 31, 2014, as compared to $2.3 million for the same period in 2013. This increase was mainly attributable to the arrangement fee earned pursuant to the Navios Acquisition’s short-term credit facility entered into November 2014, which was partially mitigated by a decrease in interest income from time deposits.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2014 increased by $2.9 million, or 2.6%, to $113.7 million, as compared to $110.8 million in the same period of 2013. This increase was mainly due to (i) a $2.7 million increase in interest expense and finance cost of the logistics business, mainly attributable to (a) the additional interest expense generated by the Additional 2019 Logistics Senior Notes (as defined herein) issued in March 2013; and (b) the additional interest expense generated by the 2022 Logistics Senior Notes issued in April 2014; and (ii) a $0.2 million increase in interest expense and finance cost of dry bulk vessel operations.

Loss on Derivatives: The loss on derivatives decreased by $0.3 million for the year ended December 31, 2014 as compared to $0.3 million for the same period in 2013. The Company entered into no FFA contracts during 2014.

Loss on Bond and Debt Extinguishment: Loss on bond and debt extinguishment was $27.3 million for the year ended December 31, 2014, as compared to $37.1 million for the year ended December 31, 2013.

On April 22, 2014, Navios Logistics completed the sale of $375.0 million in aggregate principal amount of 7.25% senior notes due on May 1, 2022 (the “2022 Logistics Senior Notes”). From the net proceeds of the offering, Navios Logistics repaid in full the $290.0 million of the 2019 Logistics Senior Notes (as defined herein). The effect of this early repayment resulted in the recognition of a $27.3 million loss in the statement of comprehensive (loss)/income, which comprises a $7.9 million loss relating to the accelerated amortization of unamortized deferred finance costs, a $3.1 million gain relating to the accelerated amortization of unamortized 2019 Logistics Senior Notes premium and a $22.5 million loss relating to cash payments for tender premium fees and expenses.

On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 2022 Notes. From the net proceeds of the offering Navios Holdings repaid in full the $488.0 million of the 2017 Notes (as defined herein) and $123.3 million of senior secured debt . The effect of this early repayment was the recognition of a

$37.1 million loss in the statement of comprehensive (loss)/income, which comprises a $12.1 million loss relating to the accelerated amortization of unamortized deferred finance costs and a $25.0 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes (as defined herein) extinguishment.

Other Income: Other income decreased by $1.4 million to $15.6 million for the year ended December 31, 2014, as compared to $17.0 million for the year ended December 31, 2013. This decrease was due to a $3.5 million decrease in other income of dry bulk vessels operations partially mitigated by a $2.1 million increase in other income of the logistics business.

The decrease in other income of dry bulk vessels operations is mainly due to the $15.0 million of income recorded from the full settlement of KLC’s claims during 2013 (see “B. Business Overview — Legal Proceedings”). This overall decrease was partially mitigated by increases of (i) $7.2 million of income relating to the sale of a defaulted counterparty claim to an unrelated third party; (ii) $3.6 million of income from the termination of the credit default insurance policy on March 25, 2014; and (iii) a $0.7 million increase in other income mainly attributable to foreign exchange differences.

The increase in other income of the logistics business was mainly due to settlement of claims during 2014 and the increased gain from foreign exchange differences as a result of a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the countries where Navios Logistics conducts its operations.

Other Expense: Other expense increased by $14.0 million to $24.5 million for the year ended December 31, 2014, as compared to $10.5 million for the year ended December 31, 2013. This increase was due to a $12.1 million increase in other expense of dry bulk vessels operations and a $1.9 million increase in other expense of the logistics business.

The increase in other expense of dry bulk vessels operations is mainly due to (i) a $11.5 million expense relating to the reclassification to earnings of available-for-sale securities for an other-than-temporary impairment; and (ii) a $0.6 million increase in miscellaneous other expenses. The increase in other expense of the logistics business was mainly due to an increase in taxes other-than-income taxes.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $38.5 million, or 198.5%, to $57.8 million for the year ended December 31, 2014, as compared to $19.3 million for the same period in 2013. This increase was mainly due to a $40.1 million increase in investment income which was partially offset by a $1.6 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $40.1 million increase in investment income consisted of (i) $40.4 million relating to Navios Acquisition ($10.9 million of gains as a result of the issuance of shares following Navios Acquisition’s offering in February 2014 and the vesting of restricted stock awards in October 2014, and a $29.5 million increase in equity income); and (ii) a $0.9 million increase in investment income from Navios Europe and Acropolis. Total increase was partially mitigated by a $1.2 million decrease in investment income from Navios Partners ($4.8 million decrease in gains as a result of the issuance of shares following Navios Partners’ offering in February 2014, and a $3.6 million increase in equity income).

Navios Holdings’ ownership in both Navios Partners and Navios Acquisition decreased following Navios Partners’ offering in February 2014 and Navios Acquisition’s (i) offering in February 2014; and (ii) vesting of restricted stock awards in October 2014. The Company determined that the issuance of shares and the vesting of restricted stock awards qualified as a sale of shares by the equity method investee.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Item 7.B. Related Party Transactions).

Income Tax (Expense)/ Benefit: Income tax expense increased by $4.4 million to $0.1 million for the year ended December 31, 2014, as compared to a $4.3 million benefit for the year ended December 31, 2013. The total change in income taxes was mainly due to Navios Logistics’ merging of certain subsidiaries in Paraguay in the first quarter of 2013.

Net Loss/(Income) Attributable to the Noncontrolling Interest: Net loss attributable to the noncontrolling interest increased by $9.7 million to $5.9 million loss for the year ended December 31, 2014, as compared to $3.8 million income for the same period in 2013. This increase was mainly attributable to logistics business net loss for the year ended December 31, 2014 compared to net income for the same period in 2013.

For the year ended December 31, 2013 compared to the year ended December 31, 2012

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2013 and 2012, respectively. This information derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2013 and 2012.

(In thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	$512,279	$616,494
Administrative fee revenue from affiliates	7,868	5,994
Time charter, voyage and logistics business expenses	(244,412)	(269,279)
Direct vessel expenses	(114,074)	(117,790)
General and administrative expenses incurred on behalf of affiliates	(7,868)	(5,994)
General and administrative expenses	(44,634)	(51,331)
Depreciation and amortization	(98,124)	(108,206)
Provision for losses on accounts receivable	(630)	(17,136)
Interest income	2,299	2,717
Interest expense and finance cost	(110,805)	(106,196)
Loss on derivatives	(260)	(196)
Gain on sale of assets	18	323
Loss on bond and debt extinguishment	(37,136)	—
Other income	17,031	189,239
Other expense	(10,447)	(10,993)

(Loss)/income before equity in net earnings of affiliated companies	$(128,895)	$127,646
Equity in net earnings of affiliated companies	19,344	48,228

(Loss)/income before taxes	$(109,551)	$175,874
Income tax benefit/(expense)	4,260	(312)

Net (loss)/income	$(105,291)	$175,562
Less: Net income attributable to the noncontrolling interest	(3,772)	(77)

Net (loss)/income attributable to Navios Holdings common stockholders	$(109,063)	$175,485

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2013 and 2012 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2013	2012
FLEET DATA
Available days	19,364	17,589
Operating days	19,062	17,273
Fleet utilization	98.4%	98.2%
Equivalent vessels	53	48
AVERAGE DAILY RESULTS
TCE	$12,029	$18,167

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

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2013 was $275.2 million as compared to $369.5 million for the same period during 2012. The decrease in dry bulk revenue was mainly attributable to a decrease in the TCE per day by 33.8% to $12,029 per day in the year ended December 31, 2013, as compared to $18,167 per day in the same period of 2012. This decrease was partially offset by an increase in available days of 1,775.

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

Administrative service fee from affiliates: Administrative fee revenue from affiliates increased by $1.9 million, or 31.3%, to $7.9 million for the year ended December 31, 2013 as compared to $6.0 million for the year ended December 31, 2012. See general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $24.9 million, or 9.2%, to $244.4 million for the year ended December 31, 2013, as compared to $269.3 million for the year ended December 31, 2012.

Time charter and voyage expenses from dry bulk operations decreased by $3.3 million, or 2.0%, to $159.2 million for the year ended December 31, 2013, as compared to $162.5 million for the year ended December 31, 2012. This was primarily due to a decrease in voyage expenses mainly relating to bunker expenses, partially mitigated by an overall increase in charter-in fleet available days (as discussed above).

Of the total amounts for the years ended December 31, 2013 and 2012, $85.2 million and $106.8 million, respectively, were related to Navios Logistics. The decrease was mainly due to (i) decrease in the volume of products sold in the liquid port in Paraguay; and (ii) decrease of charter-in expenses due to the acquisition, in the third quarter of 2012, of one pushboat and six tank barges, which were previously chartered-in. This overall decrease was partially mitigated by (i) an increase in expenses attributable to the port operation as a result of the increased operations in the dry port; and (ii) an increase in the expenses under spot trips for the cabotage vessels.

Direct Vessel Expenses: Direct vessel expenses decreased by $3.7 million, or 3.2%, to $114.1 million for the year ended December 31, 2013, as compared to $117.8 million for the year ended December 31, 2012. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $9.0 million, or 19.2%, to $38.0 million for the year ended December 31, 2013, as compared to $47.0 million for the year ended December 31, 2012. This decrease was mainly attributable to a decrease in spares, repairs and maintenance.

Of the total amounts of direct vessel expenses for the years ended December 31, 2013 and 2012, $76.1 million and $70.8 million, respectively, related to Navios Logistics. The increase was mainly due to an increase in the expenses of the barge business mainly attributable to higher repair and maintenance and crew costs.

General and administrative expenses incurred on behalf of affiliates: General and administrative expenses incurred on behalf of affiliates increased by $1.9 million, or 31.3%, to $7.9 million for the year ended December 31, 2013 as compared to $6.0 million for the year ended December 31, 2012. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Administrative fee revenue from affiliates	$(7,868)	$(5,994)
General and administrative expenses incurred on behalf of affiliates	7,868	5,994
General and administrative expenses	44,634	51,331

(in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Dry bulk Vessel Operations	$28,875	$30,643
Logistics Business	14,617	14,844

Sub-total	43,492	45,487
Credit risk insurance	1,142	5,844

General and administrative expenses	$44,634	$51,331

The decrease in general and administrative expenses by $6.7 million, or 13.1%, to $44.6 million for the year ended December 31, 2013, as compared to $51.3 million for the year ended December 31, 2012, was mainly attributable to (i) $4.7 million decrease in credit risk insurance fees following the restructuring of the credit default insurance in 2012; (ii) $1.9 million decrease in professional, legal audit fees and other; and (iii) $0.2 million decrease in general and administrative expenses attributable to the logistics business. The overall decrease was partially offset by a $0.1 million increase payroll and other related costs.

Depreciation and Amortization: For the year ended December 31, 2013, depreciation and amortization decreased by $10.1 million to $98.1 million, as compared to $108.2 million for the year ended December 31, 2012. The decrease was primarily due to a decrease in (i) depreciation and amortization in the logistics business by $3.6 million mainly due to the decrease of the amortization of intangible assets allocated to the barge business which were fully amortized in 2012; and (ii) depreciation and amortization of dry bulk vessels by $6.5 million mainly due to (a) a $0.3 million decrease in depreciation following the change in scrap rates (See also “F. Contractual Obligations as at December 31, 2014 — Critical Accounting Policies” section) partially mitigated by an increase in depreciation and amortization following the new deliveries in the second half of 2013, and (b) a $6.2 million decrease in amortization of favorable/unfavorable leases mainly resulting from the redelivery of charter-in vessels in the fourth quarter of 2012.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2013, provision for losses on accounts receivable decreased by $16.5 million to $0.6 million, as compared to $17.1 million for the year ended December 31, 2012. The decrease is mainly due to dry bulk operations and is a result of provisions for defaulted charterers including the effect of the credit default insurance restructuring in 2012. For the years ended December 31, 2013 and 2012, the provision for losses on accounts receivable related to the logistics business was $0.6 million and $0.8 million, respectively.

Interest income: Interest income decreased by $0.4 million to $2.3 million for the year ended December 31, 2013, as compared to $2.7 million for the same period in 2012. This decrease was attributable to (i) a $0.2 million decrease in interest income of dry bulk vessel operations; and (ii) a $0.2 million decrease in interest income of the logistics business.This decrease was mainly attributable to the decrease in cash balances.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2013 increased by $4.6 million, or 4.3%, to $110.8 million, as compared to $106.2 million in the same period of 2012. This increase was due to a $5.1 million increase in interest expense and finance cost of the logistics business mainly due to the issuance of $90.0 million Additional 2019 Logistics Senior Notes (as defined below) in March 2013. This increase was partially offset by a $0.5 million decrease in interest expense and finance cost of dry bulk vessel operations.

Loss on Derivatives: The loss on derivatives increased by $0.1 million to $0.3 million for the year ended December 31, 2013, as compared to $0.2 million for the same period in 2012. Navios Holdings records the change in the fair value of derivatives at each balance sheet date. The extent of the impact on earnings is dependent on two factors: market conditions and Navios Holdings’ net position in the market. Market conditions were volatile in both periods.

Gain on Sale of Assets: The gain on sale of assets for the year ended December 31, 2013 was $0, as compared to $0.3 million for the same period in 2012, which resulted from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012.

Loss on Bond and Debt Extinguishment: On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 2022 Notes. From the net proceeds of the offering Navios Holdings repaid in full the $488.0 million of the 2017 Notes (as defined herein) and $123.3 million of senior secured debt . The effect of this early repayment was the recognition of a $37.1 million loss in the statement of income, which comprises a $12.1 million loss relating to the accelerated amortization of unamortized deferred finance costs and a $25.0 million loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes (as defined herein) extinguishment.

Other Income: Other income decreased by $172.2 million to $17.0 million for the year ended December 31, 2013, as compared to $189.2 million for the year ended December 31, 2012. This decrease was mainly due to a $186.3 million decrease of other income of dry bulk vessel operations as a result of the credit default insurance restructuring (see Note 23 to the audited consolidated financial statements of Navios Holdings for the year ended

December 31, 2012, included elsewhere in this document) and (b) a $1.3 million decrease in other income of Navios Logistics. This decrease was partially offset by a $15.3 million increase in miscellaneous income, of which $15.0 million is attributable to income recorded from the full settlement of KLC’s claims. See “B. Business Overview — Legal Proceedings” for more information on KLC.

Other Expense: Other expense decreased by $0.5 million to $10.5 million for the year ended December 31, 2013, as compared to $11.0 million for the year ended December 31, 2012. This decrease was mainly attributable to a $1.2 million decrease in other expenses of the logistics business mainly due to lower other-than-income taxes and decreased expenses from foreign exchange differences as a result of a favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the countries where Navios Logistics conducts its barge and cabotage business operations. This decrease was partially offset by a $0.7 million increase in other expenses of dry bulk operations mainly due to increase in miscellaneous expenses relating to voyages.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $28.9 million, or 60.0%, to $19.3 million for the year ended December 31, 2013, as compared to $48.2 million for the same period in 2012. This decrease was mainly due to a $23.1 million decrease in investment income, and a $5.8 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners. The $23.1 million decrease in investment income was mainly due to (a) a $19.7 million negative contribution relating to Navios Acquisition ($6.2 million of losses as a result of the issuance of shares following Navios Acquisition’s offerings during 2013, and a $13.5 million decrease in equity in losses); and (b) a $3.4 million decrease in investment income from Navios Partners, mainly due to a $9.9 million decrease in equity in earnings from Navios Partners, partially offset by $6.5 million of gains as a result of the issuance of shares following Navios Partners’ offerings during 2013.

Navios Holdings’ ownership in Navios Partners and Navios Acquisition decreased following Navios Partners’ offerings in February and September of 2013 and Navios Acquisition’s offerings in February, May and September of 2013. The Company determined that the issuance of shares qualified as a sale of shares by the equity method investee.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Item 7.B. Related Party Transactions”).

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for approximately $268.8 million, or 47.2%, of our revenue, $7.0 million, or 12.5%, of our total net loss and approximately $51.2 million, or 29.0%, of Adjusted EBITDA, in each case, for the year ended December 31, 2014. Our non-guarantor subsidiaries accounted for approximately $237.1 million, or 46.3%, of our revenue, $9.3 million, or 8.5%, of our total net loss and approximately $56.4 million, or 52.2%, of Adjusted EBITDA, in each case, for the year ended December 31, 2013. Our non-guarantor subsidiaries accounted for approximately $252.1 million, or 40.9%, of our revenue, $3.9 million, or 2.2%, of our total net income and approximately $53.7 million, or 13.4%, of Adjusted EBITDA, in each case, for the year ended December 31, 2012.

B. Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. Navios Holdings anticipates that cash on hand and internally generated cash flows will be sufficient to fund the operations of the dry bulk vessel operations and the logistics businesses, including our present working capital requirements. See “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information for each of the years ended December 31, 2014, 2013 and 2012.

(in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Net cash provided by operating activities	$56,323	$59,749	$228,644
Net cash (used in)/provided by investing activities	(244,888)	(258,571)	12,453
Net cash provided by/(used in) financing activities	248,290	128,785	(154,325)

Increase/(decrease) in cash and cash equivalents	59,725	(70,037)	86,772
Cash and cash equivalents, beginning of year	187,831	257,868	171,096

Cash and cash equivalents, end of year	$247,556	$187,831	$257,868

Cash provided by operating activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Net cash provided by operating activities decreased by $3.4 million to $56.3 million for the year ended December 31, 2014, as compared to $59.7 million for the year ended December 31, 2013. In determining net cash provided by operating activities, net loss is adjusted for the gain on sale of assets and effects of certain non-cash items including depreciation and amortization, deferred taxes and unrealized gains and losses on derivatives which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2014	Year Ended December 31, 2013
Net loss	$(62,064)	$(105,291)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	104,690	98,124
Amortization and write-off of deferred financing costs	4,061	5,384
Amortization of deferred drydock and special survey costs	12,263	9,581
Provision for losses on accounts receivable	792	630
Unrealized loss on FFA derivatives	—	69
Share based compensation	7,719	5,021
Gain on sale of assets	—	(18)
Loss on bond and debt extinguishment	4,786	12,142
Income tax expense/(benefit)	84	(4,260)
Realized holding loss on investments in-available-for-sale-securities	11,553	—
Equity in affiliates, net of dividends received	(22,179)	19,781

Net loss adjusted for non-cash items	$61,705	$41,163

Accounts receivable, net, decreased by $0.6 million, from $86.2 million at December 31, 2013 to $85.6 million at December 31, 2014. The decrease was primarily due to (i) a $7.5 million decrease in accounts receivable from charterers and other receivables; and (ii) a $0.9 million decrease in accrued voyage income in dry bulk operations business. This decrease was partially offset by a $7.8 million increase in accounts receivable of Navios Logistics mainly attributable to higher sales of products close to year end.

Amounts due from affiliate companies, including current and non-current portion, increased by $24.0 million from $13.5 million for the year ended December 31, 2013 to $37.5 million for the year ended December 31, 2014. This increase was due to (i) a $20.1 million increase in management and administrative fees, other expenses and reimbursement for drydocking costs receivable from Navios Acquisition; (ii) a $1.1 million increase in management and administrative fees, other expenses and reimbursement for drydocking costs receivable from Navios Partners; (iii) a $2.7 million increase in management fees, loans interest and other expenses receivable from Navios Europe; and (iv) a $0.1 million increase in accounts receivable from Navios Midstream.

Inventories increased by $5.9 million, from $26.6 million at December 31, 2013 to $32.5 million at December 31, 2014. The increase was primarily due to (i) a $3.5 million increase in inventories of Navios Logistics mainly attributable to an increase in petroleum products inventories in the liquid port; and (ii) a $2.4 million increase in inventories on board of our dry bulk vessels.

Prepaid expenses and other current assets decreased by $7.3 million, from $29.0 million at December 31, 2013 to $21.7 million at December 31, 2014. The decrease was primarily due to (i) a $5.5 million decrease in accounts receivable claims; (ii) a $2.8 million decrease in prepaid voyage and operating costs; and (iii) a $0.9 million decrease in prepaid taxes and advances to agents. This decrease was partially offset by (i) a $0.1 million increase in other assets; and (ii) a $1.8 million increase in prepaid expenses and other current assets of Navios Logistics mainly attributable to an increase in accounts receivable claims.

Other long-term assets increased by $1.5 million, from $5.5 million at December 31, 2013 to $7.0 million at December 31, 2014. The increase was primarily due to a $2.7 million increase in long-term receivables from charterers, which was partially offset by a $1.2 million decrease in other long-term assets of Navios Logistics.

Accounts payable increased by $2.1 million, from $51.7 million at December 31, 2013 to $53.8 million at December 31, 2014. The increase was primarily due to (i) a $11.2 million increase in accounts payable of Navios Logistics; (ii) a $2.5 million increase in accounts payable to bunkers and lubricants suppliers; (iii) a $0.9 million increase in accounts payable relating to utilities and other service providers, repairers and legal, audit and consulting services; and (iv) a $0.9 million increase in accounts payable relating to brokers and other accounts payable. This increase was partially offset by (i) a $3.3 million decrease in accounts payable to headowners; (ii) a $2.9 million decrease in accounts payable to suppliers; and (iii) a $7.2 million decrease in accounts payable to insurers.

Accrued expenses and other liabilities increased by $43.1 million to $107.3 million at December 31, 2014 from $64.2 million at December 31, 2013. The increase was primarily due to (i) a $17.8 million increase in accrued interest; (ii) a $9.7 million increase in accrued running costs; (iii) a $3.1 million increase in accrued dividends; (iv) a $1.6 million increase in accrued voyage expenses; (v) a $1.1 million increase in accrued estimated losses on uncompleted voyages; (vi) a $1.7 million increase in accrued payroll; (vii) a $1.6 million increase in other accrued expenses and other liabilities; and (viii) a $6.5 million increase in accrued expenses of Navios Logistics.

Deferred income and cash received in advance decreased by $0.8 million to $12.4 million at December 31, 2014 from $13.2 million at December 31, 2013. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The decrease was primarily due to

(i) a $1.4 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners; and (ii) a $4.7 million decrease in deferred freight. This decrease was partially offset by a $5.3 million increase in deferred income of Navios Logistics.

Other long-term liabilities and deferred income decreased by $7.7 million to $17.5 million at December 31, 2014 from $25.2 million at December 31, 2013. The decrease was primarily due to (i) a $3.9 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (ii) a $4.0 million decrease in other long-term liabilities of Navios Logistics mainly due to the repayment of installments for the acquisition of the chartered-in fleet. This decrease was partially offset by a $0.2 million increase in other long term payables.

Cash used in investing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Cash used in investing activities was $244.9 million for the year ended December 31, 2014, as compared to $258.6 million for the same period of 2013.

Cash used in investing activities for the year ended December 31, 2014 was the result of (i) $2.2 million used to purchase general partner units in Navios G.P. LLC, the general partner of Navios Partners (“General Partner”) following Navios Partners’ common equity offering in February 2014; (ii) $22.1 million in payments relating to deposits for the acquisition of two bulk carrier vessels scheduled for delivery in the third and fourth quarter of 2015; (iii) $5.1 million ouflow relating to Navios Acquisition’s long term receivable; (iv) a $4.5 million loan to Navios Europe; (v) $123.5 million in payments for the acquisition of the N Bonanza, the Navios Gem and the Navios Ray in January, June and November 2014, respectively; (vi) $10.2 million relating to the acquisition of Edolmix and Cartisur (both acquisitions of intangible assets) by Navios Logistics; (vii) $0.2 million of payments in other fixed assets; and (viii) $91.7 million of payments in fixed assets by Navios Logistics as follows: (a) $6.9 million for the construction of three new pushboats, expected to be delivered in the third quarter of 2015; (b) $3.7 million for the acquisition and transport of three pushboats delivered in the first quarter of 2014; (c) $52.7 million for the construction and transport of new dry barges; (d) $16.3 million for dredging works related to the expansion of the dry port in Uruguay; (e) $5.5 million in payments for the acquisition of a second-hand bunker vessel, including relocation costs; (f) $0.7 million in payments for the construction of a new conveyor belt in Nueva Palmira; and (g) $5.9 million for the purchase of other fixed assets. The above were partially offset by $14.6 million in dividends received from Navios Acquisition.

Cash used in investing activities for the year ended December 31, 2013 was the result of (i) $167.9 million in payments relating to (a) $3.2 million used to purchase general partner units following a Navios Partners’ common equity offerings; (b) $160.0 million relating to the acquisition of Navios Acquisition shares as part of its February, May and September 2013 equity offerings; and (c) $4.7 million investment in Navios Europe; (ii) $2.1 million relating to the acquisition of port terminal operating rights; (iii) $85.7 million in payments relating to the acquisition of four Panamax vessels (Navios Galileo, Navios Taurus, Navios Amitie and Navios Northern Star) during the third quarter of 2013, and the acquisition of N Amalthia in October 2013; (iv) $60.2 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics (a) for the construction of a new conveyor belt in Nueva Palmira; (b) the construction of two new tank barges; and (c) the purchase of other fixed assets; and (v) $2.7 million loan to Navios Europe. The above was partially offset by (i) a $35.0 million loan repayment from Navios Acquisition; (ii) a $14.9 million inflow relating to Navios Acquisition’s long-term receivable; and (iii) $10.1 million in dividends received from Navios Acquisition.

Cash provided by financing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Cash provided by financing activities was $248.3 million for the year ended December 31, 2014, as compared to $128.8 million for the same period of 2013.

Cash provided by financing activities for the year ended December 31, 2014 was the result of (i) $163.6 million net proceeds following the sale of the Series G Preferred Stock on January 28, 2014 and Series H Preferred Stock on July 8, 2014; (ii) $3.5 million contribution of noncontrolling shareholders for the acquisition of the N Bonanza; (iii) $0.6 million in proceeds from the exercise of options to purchase common stock; (iv) $71.0 million of loan proceeds (net of $1.2 million finance fees) for financing the acquisition of the N Bonanza, the Navios Gem and the Navios Ray; and (v) $365.7 million of proceeds from the issuance of the 2022 Logistics Senior Notes in April 2014 (net of $9.3 million finance fees). This was partially offset by: (i) $20.8 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) $290.0 million repayment of the 2019 Logistics Senior Notes (as defined herein); (iii) $32.7 million of dividends paid to the Company’s stockholders; (iv) $10.9 million relating to payments for the acquisition of the noncontrolling interest in Navios Asia; (v) $1.4 million relating to payments for capital lease obligations; and (vi) $0.3 million increase in restricted cash relating to loan repayments.

Cash provided by financing activities for the year ended December 31, 2013 was the result of (i) $90.2 million of proceeds (net of $3.2 million finance fees) from the Additional 2019 Logistics Senior Notes (as defined herein) issued in March 2013; (ii) $635.3 million of proceeds (net of $14.7 million finance fees) from the 2022 Notes issued in November 2013; (iii) a $22.2 million movement in restricted cash relating to loan repayments; (iv) $50.4 million of loan proceeds (net of $0.9 million finance fees) for financing the acquisition of five Panamax vessels (Navios Galileo, Navios Taurus, Navios Amitie, Navios Northern Star and N Amalthia); (v) $0.6 million of proceeds from the exercise of options to purchase common stock; and (vi) $3.9 million contribution of noncontrolling shareholders for the acquisition of N Amalthia. This was partially offset by (i) $157.2 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) $488.0 million full repayment of the 2017 Notes (as defined herein); (iii) $1.4 million relating to payments for capital lease obligations; (iv) $0.8 million for acquisition of noncontrolling interest relating to Navios Logistics; and (v) $26.4 million of dividends paid to the Company’s stockholders.

Cash provided by operating activities for the year ended December 31, 2013 as compared to the year ended December 31, 2012:

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

(in thousands of U.S. dollars)	Year Ended December 31, 2013	Year Ended December 31, 2012
Net (loss)/income	$(105,291)	$175,562
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	98,124	108,206
Amortization and write-off of deferred financing costs	5,384	6,309
Amortization of deferred drydock and special survey costs	9,581	7,289
Provision for losses on accounts receivable	630	17,136
Unrealized loss on FFA derivatives	69	124
Share based compensation	5,021	4,712
Gain on sale of assets	(18)	(323)
Loss on bond and debt extinguishment	12,142	—
Income tax (benefit)/expense	(4,260)	312
Equity in affiliates, net of dividends received	19,781	(7,519)

Net (loss)/income adjusted for non-cash items	$41,163	$311,808

Accounts receivable, net, increased by $0.5 million from $85.7 million at December 31, 2012 to $86.2 million at December 31, 2013. The increase was primarily due to a $13.9 million increase in accounts receivable from charterers and other receivables. This increase was partially offset by: (i) a $7.6 million decrease in accounts receivable of Navios Logistics mainly due to timely collection of outstanding invoices; and (ii) a $5.8 million increase in accounts receivable reserves.

Amounts due from affiliate companies, including current and non-current portion, decreased by $95.0 million from $108.5 million for the year ended December 31, 2012 to $13.5 million for the year ended December 31, 2013. This decrease was due to (i) a $21.3 million receipt of management and administrative fees and other expenses from Navios Partners; and (ii) a $75.1 million receipt of management and administrative fees, other expenses and reimbursement for drydocking costs from Navios Acquisition. This decrease was partially offset by a $1.4 million increase in accounts receivable from Navios Europe.

Inventories decreased by $5.0 million from $31.6 million at December 31, 2012 to $26.6 million at December 31, 2013. The decrease was primarily due to a $5.6 million decrease in inventories of Navios Logistics mainly attributable to a decrease in petroleum products inventories in the liquid port. This decrease was partially offset by a $0.6 million increase in inventories on board of our dry bulk vessels.

Prepaid expenses and other current assets increased by $9.1 million from $19.9 million at December 31, 2012 to $29.0 million at December 31, 2013. The main reason for the increase was: (i) a $5.3 million increase in accounts receivable claims; (ii) a $7.4 million increase in prepaid voyage and operating costs; and (iii) a $0.7 million increase in prepaid taxes and advances to agents. This increase was partially offset by (i) a $2.8 million decrease in other assets; (ii) a $1.3 million decrease in short-term derivative assets; and (iii) a $0.2 million decrease in prepaid expenses and other currents assets of Navios Logistics mainly due to decrease in claims and other current assets.

Other long term assets decreased by $4.0 million from $9.5 million at December 31, 2012 to $5.5 million at December 31, 2013. The main reason for the decrease was: (i) a $4.9 million decrease in long-term receivables from charterers; and (ii) a $0.3 million decrease in long-term prepaid hire. This decrease was partially offset by a $1.2 million increase in other long-term assets of Navios Logistics.

Accounts payable decreased by $12.2 million from $63.9 million at December 31, 2012 to $51.7 million at December 31, 2013. The primary reasons for the decrease were (i) a $14.8 million decrease in accounts payable of Navios Logistics; (ii) a $2.9 million decrease in accounts payable to bunkers and lubricants suppliers; and (iii) a $7.6 million decrease in accounts payable relating to utilities and other service providers, repairers and legal, audit and consulting services. This decrease was mitigated by (i) a $4.7 million increase in accounts payable to headowners; (ii) a $3.5 million increase in accounts payable to suppliers; (iii) a $3.3 million increase in accounts payable to insurers; and (iv) a $1.6 million increase in accounts payable relating to brokers and other accounts payable.

Accrued expenses and other liabilities decreased by $11.5 million to $64.2 million at December 31, 2013 from $75.7 million at December 31, 2012. The primary reasons for the decrease were (i) a $3.4 million decrease in accrued interest; (ii) a $8.0 million decrease in accrued voyage expenses; (iii) a $4.2 million decrease in accrued estimated losses on uncompleted voyages; (iv) a $0.6 million decrease in accrued expenses relating to payroll; and (v) $0.1 million decrease in accrued professional fees. This decrease was partially offset by (i) a $2.4 million increase in accrued running costs; (ii) a $0.5 million increase in accrued audit fees and related services; (iii) a $0.6 million increase in other accrued expenses and other liabilities; and (iv) a $1.3 million increase in accrued expenses of Navios Logistics.

Deferred income and cash received in advance decreased by $2.1 million to $13.2 million at December 31, 2013 from $15.3 million at December 31, 2012. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The primary reasons for the decrease of the deferred income and cash received in advance were: (i) $2.1 million decrease in deferred income of Navios Logistics; and (ii) a $6.1 million decrease in deferred gain from the sale of assets. This decrease was partially offset by a $6.1 million increase in deferred freight.

Other long term liabilities and deferred income decreased by $4.4 million to $25.2 million at December 31, 2013 from $29.6 million at December 31, 2012. The primary reasons for the decrease were: (i) a $0.8 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (ii) a $3.6 million decrease in other long-term liabilities of Navios Logistics mainly due to the repayment of installments for the acquisition of the chartered-in fleet.

Cash used in investing activities for the year ended December 31, 2013 as compared to cash provided by investing activities for the year ended December 31, 2012:

Cash used in investing activities was $258.6 million for the year ended December 31, 2013, as compared to cash provided by investing activities of $12.5 million for the same period of 2012.

Cash used in investing activities for the year ended December 31, 2013 was the result of (i) $167.9 million in payments relating to (a) $3.2 million used to purchase general partner units following Navios Partners’ common equity offerings; (b) $160.0 million relating to the acquisition of Navios Acquisition shares as part of its February, May and September 2013 equity offerings; and (c) $4.7 million investment in Navios Europe; (ii) $2.1 million relating to the acquisition of port terminal operating rights; (iii) $85.7 million in payments relating to the acquisition of four Panamax vessels (Navios Galileo, Navios Taurus, Navios Amitie and Navios Northern Star) during the third quarter of 2013, and the acquisition of N Amalthia in October 2013; (iv) $60.2 million of payments in other fixed assets mainly relating to amounts paid by Navios Logistics (a) for the construction of a new conveyor belt in Nueva Palmira; (b) the construction of two new tank barges; and (c) the purchase of other fixed assets; and (v) $2.7 million loan to Navios Europe. The above was partially offset by (i) a $35.0 million loan repayment from Navios Acquisition; (ii) a $14.9 million inflow relating to Navios Acquisition’s long-term receivable; and (iii) $10.1 million in dividends received from Navios Acquisition.

Cash provided by investing activities for the year ended December 31, 2012 was the result of (i) $67.5 million of proceeds from the sale of the Navios Buena Ventura to Navios Partners on June 15, 2012; (ii) $10.0 million of loan repayments received from Navios Acquisition; and (iii) $5.2 million in dividends from Navios Acquisition. The above was partially offset by: (i) $5.0 million due to additional drawdowns during 2011 from Navios Acquisition under its loan facility with the Company and $6.1 million of expenses paid by the Company for Navios Acquisition vessels under construction; (ii) $1.5 million in payments relating to the acquisition of General Partner units following offerings by Navios Partners; (iii) $26.0 million paid for the acquisition of the vessel Navios Serenity and $12.3 million paid for the delivery of the Navios Centaurus and Navios Avior in the first and second quarter of 2012, respectively; and (iv) $1.7 million paid for the purchase of other fixed assets by the Company and $17.6 million relating to amounts paid by Navios Logistics for (a) the construction of a new silo in Nueva Palmira, Uruguay; (b) the construction of a new conveyor belt in the dry port in Uruguay; (c) the construction of four tank barges; (d) the construction of additional tanks in the liquid port; (e) the acquisition of one pushboat and six tank barges in 2012 that were previously chartered-in by Navios Logistics; and (f) improvements in the pushboat fleet.

Cash provided by financing activities for the year ended December 31, 2013 as compared to cash used in financing activities for the year ended December 31, 2012:

Cash provided by financing activities was $128.8 million for the year ended December 31, 2013, as compared to cash used in financing activities of $154.3 million for the same period of 2012.

Cash provided by financing activities for the year ended December 31, 2013 was the result of (i) $90.2 million of proceeds (net of $3.2 million finance fees) from the Additional 2019 Logistics Senior Notes

(as defined herein) issued in March 2013; (ii) $635.3 million of proceeds (net of $14.7 million finance fees) from the 2022 Notes issued in November 2013; (iii) a $22.2 million movement in restricted cash relating to loan repayments; (iv) $50.4 million of loan proceeds (net of $0.9 million finance fees) for financing the acquisition of five Panamax vessels (Navios Galileo, Navios Taurus, Navios Amitie, Navios Northern Star and N Amalthia); (v) $0.6 million of proceeds from the exercise of options to purchase common stock; and (vi) $3.9 million contribution of noncontrolling shareholders for the acquisition of N Amalthia. This was partially offset by (i) $157.2 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) $488.0 million full repayment of the 2017 Notes (as defined herein); (iii) $1.4 million relating to payments for capital lease obligations; (iv) $0.8 million for acquisition of noncontrolling interest relating to Navios Logistics; and (v) $26.4 million of dividends paid to the Company’s stockholders.

Cash used in financing activities for the year ended December 31, 2012 was the result of (i) $236.2 million of debt repayments made in connection with Navios Holdings’ outstanding indebtedness (including Navios Logistics); (ii) $1.5 million relating to payments for capital lease obligations; (iii) a $19.6 million increase in restricted cash related to loan repayments; and (iv) $32.4 million of dividends paid to the Company’s shareholders. This was partially offset by: (i) $52.2 million of gross loan proceeds in connection with (a) $40.9 million of gross loan proceeds for financing the acquisition of the Navios Serenity and refinancing the debt of the Navios Astra; and (b) $11.3 million of loan proceeds for financing the construction of the Navios Centaurus, less $1.9 million of debt issuance costs; (ii) $85.0 million of net proceeds from the sale of 2022 Notes; and (iii) $0.1 million of proceeds from the exercise of options to purchase common stock.

Adjusted EBITDA: EBITDA represents net income/(loss) attributable to Navios Holdings common stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

For a reconciliation of cash flows from operating activities to Adjusted EBITDA refer to “Item 3. Key Information — A. Selected Financial Data.”

Adjusted EBITDA for the years ended December 31, 2014 and 2013 was $176.7 million and $107.9 million, respectively. The $68.8 million increase in Adjusted EBITDA was primarily due to (i) a $56.7 million increase in revenue; (ii) a $38.5 million increase in equity in net earnings from affiliated companies; (iii) a $9.7 million increase in loss attributable to the noncontrolling interest; (iv) a $9.8 million decrease in loss on bond and debt extinguishment; (v) a $1.7 million decrease in general and administrative expenses (excluding share-based compensation expenses); and (vi) a $0.3 million decrease in losses on derivatives. This overall increase of $116.7 million was partially mitigated by (i) a $13.3 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (ii) a $18.9 million increase in time charter, voyage and logistics business expenses; (iii) a $14.1 million increase in other expenses; (iv) a $1.4 million decrease in other income; and (v) a $0.2 million increase in provision for losses on accounts receivable.

Adjusted EBITDA for the years ended December 31, 2013 and 2012 was $107.9 million and $399.5 million, respectively. The $291.6 million decrease in Adjusted EBITDA was primarily due to (i) a decrease of $104.2 million in revenue; (ii) a $172.2 million decrease in other income; (iii) a $0.3 million decrease in gain on sale of assets; (iv) a $37.1 million loss on bond and debt extinguishment; (v) a $3.7 million increase in income attributable to the noncontrolling interest; (vi) a $28.9 million decrease in equity in net earnings from affiliated companies; and (vii) a $0.1 million increase in losses on derivatives. The overall variance of $346.5 million was partially offset by: (i) a $0.5 million decrease in other expense; (ii) a $24.9 million decrease in time charter, voyage and logistic business expenses; (iii) a $6.0 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iv) a $7.0 million decrease in general and administrative expenses (excluding share based compensation expenses); and (v) a $16.5 million decrease in provision for losses on accounts receivable.

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings loans

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ then-outstanding 9.5% Senior Notes due 2014 and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP LLC. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2014.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400.0 million of first priority ship mortgage notes due on November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88.0 million of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022. The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, the 2017 Notes; and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes. The effect of this transaction was the recognition of a $37.1 million loss in the consolidated comprehensive statement of (loss)/income under “Loss on bond and debt extinguishment”.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co-Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co- Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2014.

Secured Credit Facilities

The majority of the Company’s senior secured credit facilities include maintenance covenants, including (i) loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, (ii) minimum liquidity and (iii) total liabilities divided by total assets. As of December 31, 2014, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG. The facility was initially composed of a $280.0 million term loan facility and a $120.0 million reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

The interest rate of the loan facility was based on a margin ranging from 115 basis points to 175 basis points depending on the specified security value.

On November 29, 2013, the Company repaid the loan and revolving credit facility in full using a portion of the proceeds of the 2022 Notes issued in November 2013.

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154.0 million in order to partially finance the construction of two Capesize bulk carriers. The interest rate of the amended facility was based on a margin of 175 basis points. On November 29, 2013, the Company repaid in full the loan using a portion of the proceeds of the 2022 Notes.

In August 2009, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $75.0 million to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. As of December 31, 2014, the outstanding amount under the loan facility was repayable in 13 semi-annual equal installments of $1.2 million with a final balloon payment of $8.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. As of December 31, 2014, the outstanding amount under this facility was $23.7 million.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2014, the facility is repayable in 15 semi-annual equal installments of $0.7 million, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2014, the outstanding amount under this facility was $17.5 million.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2014, the outstanding amount under the loan facility was repayable in 15 semi-annual equal installments of $0.7 million after the drawdown date, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2014, the outstanding amount under this facility was $18.0 million.

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two equal tranches, in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. As of December 31, 2014, Navios Asia had drawn the whole available amount. Each tranche is repayable in ten equal semi-annual installments of $0.6 million, with a final balloon payment of $5.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2014, the outstanding amount of the loan was $20.8 million.

DNB Facilities: In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan bears interest at a rate of LIBOR plus 275 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. As of December 31, 2014, the third tranche of the facility is repayable in 18 quarterly installments of $0.9 million, with a final balloon payment of $13.8 million on the last payment date; and the fourth tranche of the facility is repayable in 24 quarterly installments of $0.8 million, with a final balloon payment of $9.5 million on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2014, the outstanding amount was $59.2 million.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a handysize vessel; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, entering into a new tranche for an amount of $30.0 million in order to finance the acquisition of the Navios Gem, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2014, Navios Holdings had drawn $26.0 million, $15.0 million and $30.0 million under each tranche. As of December 31, 2014, the first tranche is repayable in 21 quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date, the second tranche is repayable in 22 quarterly installments of $0.3 million, with a final balloon payment of $6.3 million on the last repayment date and the third tranche is repayable in 22 quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2014, the total outstanding amount was $63.3 million.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2014, Navios Holdings had drawn the entire available amount under the facility. As of December 31, 2014, the facility is repayable in three quarterly installments of $0.9 million, followed by 12 quarterly installments of $1.0 million, with a final balloon payment of $21.0 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2014, the outstanding amount was $35.6 million.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of $31.0 million in order to finance part of the acquisition of a 2012-built 179,515 dwt Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2014, Navios Holdings had drawn the entire available amount under the facility. As of December 31, 2014, the facility is repayable in 32 quarterly installments of $0.4 million, with a final balloon payment of $16.6 million on the last repayment date and the outstanding amount was $31.0 million. The loan facility requires compliance with certain financial covenants.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

Navios Logistics loans

2019 Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) issued $200.0 million in aggregate principal amount of senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing 2019 Logistics Senior Notes”). On March 12, 2013, the Logistics Co-Issuers issued $90.0 million in aggregate principal amount of 9.25% Logistics Senior Notes due 2019 (the “Additional 2019 Logistics Senior Notes”, and together with the Existing 2019 Logistics Senior Notes, the “2019 Logistics Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Logistics Co-Issuers completed a tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Logistics Senior Notes, for any and all of their outstanding 2019 Logistics Senior Notes. After the purchase by the Logistics Co-Issuers of all of the 2019 Logistics Senior Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the Logistics Co-Issuers redeemed for cash all the 2019 Logistics Senior Notes that remained outstanding after the completion of the Tender Offer, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27.3 million loss in the consolidated statement of comprehensive loss under “Loss on bond and debt extinguishment”.

2022 Logistics Senior Notes

On April 22, 2014, the Logistics Co-Issuers completed the sale of $375.0 million in aggregate principal amount of the 2022 Logistics Senior Notes at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of its restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to Navios Logistics or any significant subsidiary or any group of its restricted subsidiaries that, taken together, would constitute a significant subsidiary.

The Logistics Co-Issuers were in compliance with the covenants of the indenture as of December 31, 2014.

Other indebtedness

In connection with the acquisition of Hidronave on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2014, the outstanding loan balance was $0.5 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

The annual weighted average interest rates of the Company’s total borrowings were 7.18%, 7.75% and 7.32% for the year ended December 31, 2014, 2013 and 2012, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2014, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2015	$24.2	(1)
2016	24.6	(2)
2017	24.6
2018	50.2
2019	386.5
2020 and thereafter	1,134.5

Total	$1,644.6

(1)	Amounts paid during the first quarter of 2015.
(2)	$6.9 million paid during the first quarter of 2015.

Working Capital Position: On December 31, 2014, Navios Holdings’ current assets totaled $417.1 million, while current liabilities totaled $199.2 million, resulting in a positive working capital position of $217.9 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2015 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive cash position during 2015.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures: On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 dwt Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31.8 million and $52.0 million, respectively, and are scheduled for delivery in the third and fourth quarter of 2015, respectively. During the year ended December 31, 2014, Navios Holdings paid deposits for both vessels totaling $22.1 million.

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt bulk carrier vessel for a purchase price of $17.6 million, of which $2.9 million was paid from the Company’s cash, $3.5 million from the noncontrolling shareholders’ cash and $11.3 million was financed through a loan.

On June 4, 2014, Navios Holdings took delivery of the Navios Gem, a 2014-built 181,336 dwt Capesize vessel for a purchase price of $54.4 million, of which $24.4 million was paid in cash and $30.0 million was financed through a loan.

On November 24, 2014, Navios Holdings took delivery of the Navios Ray, a 2012-built 179,515 dwt Capesize vessel for a purchase price of $51.5 million, of which $20.5 million was paid in cash and $31.0 million was financed through a loan.

Navios Logistics

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of December 31, 2014, Navios Logistics had paid $22.5 million and the construction of the new conveyor belt had been completed.

On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20.3 million. These pushboats were delivered in the first quarter of 2014.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19.1 million. These barges were delivered in the second quarter of 2014. On October 8, 2013, Navios Logistics exercised the option for the construction of additional 36 dry barges based on the same terms of the initial agreement. These barges were delivered in the third quarter of 2014. As of December 31, 2014, Navios Logistics had paid $64.3 million for both sets of barges, representing the purchase price and other acquisition costs, including transportation.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7.6 million for each pushboat. During the year ended December 31, 2014, Navios Logistics paid $6.9 million for the construction of the new pushboats, which are expected to be delivered in the third quarter of 2015.

During the year ended December 31, 2014, Navios Logistics paid $16.3 million for dredging works related to the expansion of its dry port in Uruguay, which is currently an asset under construction.

On August 22, 2014, Navios Logistics entered into an agreement for the acquisition of a second-hand bunker vessel, which was delivered to its core fleet in September 2014. As of December 31, 2014, Navios Logistics had paid $5.5 million, representing the purchase price and other costs, including relocation expenses.

Refer also to “Item 5F. Contractual Obligations as at December 31, 2014”.

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue and for the years ended December 31, 2013 and 2012, none of the Company’s customers accounted for more than 10% of the Company’s revenue.

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

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule below. As of December 31, 2014, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2014, no claims had been submitted to Navios Holdings.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

As of December 31, 2014, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $0.1 million. According to the agreement governing the Horamar acquisition, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders. As a result, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved by 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2016.

Refer also to “Item 5F. Contractual Obligation as at December 31, 2014” below.

F. Contractual Obligations as at December 31, 2014:

Payment due by period ($ in millions)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,644.6	$24.2	$49.2	$436.7	$1,134.5
Operating Lease Obligations (Time Charters) for vessels in operation(5)	335.9	67.2	110.0	92.3	66.4
Operating Lease Obligations (Time Charters) for vessels to be delivered	341.9	11.9	63.9	79.8	186.3
Operating Lease Obligations Push Boats and Barges	0.2	0.2	—	—	—
Capital Lease Obligations	22.3	1.4	20.9	—	—
Dry vessel deposits(3)	62.9	62.9	—	—	—
Navios Logistics contractual payments(4)	30.3	28.4	1.9	—	—
Rent Obligations(2)	12.1	3.3	5.9	2.8	0.1

Total	$2,450.2	$199.5	$251.8	$611.6	$1,387.3

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes, the 2022 Notes, and the 2022 Logistics Senior Notes.
(2)	The table above incorporates the lease obligations of the offices of Navios Holdings and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities.”
(3)	Future remaining contractual deposits are for two newbuilding owned vessels, which are expected to be delivered in the third and fourth quarter of 2015 and are expected to be financed through cash on balance or debt financing.
(4)	Navios Logistics’ future remaining contractual payments for the acquisition of three new pushboats, the payment of the deferred considerations for the acquisition of Edolmix and Cartisur and the remaining installments for the acquisition of a chartered-in fleet consisting of one push boat and three liquid barges of $16.0 million, $6.8 million and $7.5 million, respectively.
(5)	Approximately 38% of the time charter payments included above is estimated to relate to operational costs for these vessels.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans”). As of December 31, 2014, Navios Holding’s portion of the undrawn amount relating to the Navios Revolving Loans was $4.3 million.

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-based Compensation: In December 2014, 2013 and 2012, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three years. In December 2013 and 2014, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest on April 30, 2015 and June 2, 2016, respectively, upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency. See Note 12 to the Consolidated Financial Statements, included herein.

The fair value of stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity.

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

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2014, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued deterioration in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one-year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 3.0% after 2016 and a utilization rate of 99.8% based on the fleet’s historical performance.

For the deposits for new building vessels, the net cash flows also included the future cash out flows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest).

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, deposits for vessel acquisitions and the related intangible assets existed as of December 31, 2014 and 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

In the event that impairment would occur, the fair value of the related asset would be determined and an impairment charge would be recorded to operations calculated by comparing the asset’s carrying value to its fair value. Fair value is typically estimated primarily through the use of third-party valuations performed on an individual vessel basis.

Although management believes the underlying assumptions supporting this assessment are reasonable, if the charter rate trends and the length of the current market downturn vary significantly from our forecasts, Navios Holdings may be exposed to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

In connection with its impairment testing on its vessels as of December 31, 2014, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 17.0% to 81.3% (depending on the vessel).

As of December 31, 2014, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 118.6% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2014 of $11,830 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2014):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(25.9%)	(40.6%)	(36.4%)
Ultra-Handymax	(33.5%)	(47.7%)	(43.0%)
Panamax	(36.6%)	(53.3%)	(46.1%)
Capesize	(49.5%)	(57.6%)	(45.4%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that three, 16 and 9 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2014 and 2013, the Company owns and operates a fleet of 38 (not including two under construction vessels) and 35 vessels, respectively, with an aggregate carrying value of $1,473.9 million and $1,417.8 million, respectively, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2014 and 2013, the carrying value of 35 and 27 of the Company’s vessels, respectively, (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $533.2 million and $455.2 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2014 and 2013 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions)(1)	Carrying Value (as of December 31, 2014) (in millions)(1)		Carrying Value (as of December 31, 2013) (in millions)(1)
Navios Serenity	2011	$26.1	$23.5	*	$24.4	*
Navios Ionian	2000	31.2	17.6	*	19.1	*
Navios Celestial	2009	34.8	28.2	*	28.8	*
Navios Vector	2002	32.4	24.1	*	26.0	*
Navios Horizon	2001	23.2	13.9	*	15.1	*
Navios Herakles	2001	32.6	18.7	*	20.2	*
Navios Achilles	2001	33.1	19.3	*	20.9	*
Navios Meridian	2002	26.6	16.4	*	17.7	*
Navios Mercator	2002	25.9	16.0	*	17.2	*
Navios Arc	2003	26.6	16.8	*	18.1	*
Navios Hios	2003	36.0	22.2	*	23.9	*
Navios Kypros	2003	36.0	22.2	*	23.8	*
Navios Ulysses	2007	79.8	58.8	*	62.3	*
Navios Vega	2009	72.9	56.4	*	58.6	*
Navios Astra	2006	23.1	19.0	*	20.1
Navios Magellan	2000	30.1	17.0	*	18.5	*
Navios Star	2002	30.1	19.1	*	20.7	*

Navios Asteriks	2005	53.4	36.7	*	38.9	*
Navios Centaurus	2012	37.1	33.5	*	34.8	*
Navios Avior	2012	39.1	35.5	*	36.8	*
Navios Bonavis	2009	121.6	96.7	*	100.4	*
Navios Happiness	2009	122.2	97.3	*	101.1	*
Navios Lumen	2009	113.8	92.4	*	95.5	*
Navios Stellar	2009	94.9	77.5	*	80.9	*
Navios Phoenix	2009	105.9	86.1	*	90.0	*
Navios Antares	2010	115.8	94.6	*	98.8	*
Navios Etoile	2010	66.2	56.7		59.0
Navios Bonheur	2010	68.9	59.1	*	61.5	*
Navios Altamira	2011	55.4	48.0		49.9
Navios Azimuth	2011	55.7	48.3	*	50.2	*
Navios Galileo	2006	17.7	16.6	*	17.4
Navios Northern Star	2005	16.7	15.7	*	16.5
Navios Amitie	2005	16.7	15.7	*	16.5
Navios Taurus	2005	16.7	15.7	*	16.4
N Amalthia	2006	17.9	17.0	*	17.9
N Bonanza	2006	17.6	16.9	*	—
Navios Gem	2014	54.4	53.3		—
Navios Ray	2012	51.5	51.4	*	—

		$1,859.7	$1,473.9		$1,417.8

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2014 and 2013, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminal, tanker vessels, barges, push boats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port terminals	5 to 40 years
Tanker vessels, barges and push boats	15 to 45 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of our dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Until December 31, 2012, management estimated the residual values of the Company’s vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340.

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

Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and every 84 months for push boats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written-off to income in the year the vessel, barge or pushboat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period.

Goodwill and Other Intangibles:

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill (step one). The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows from shipping operations were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical charter rates and the 10-year average historical charter rates adjusted for outliers, as available for each type of vessel), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long lived assets. The future cash flows from logistics operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

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

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the consolidated statements of comprehensive (loss)/income in the “Depreciation and Amortization” line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2014, there was no impairment of intangible assets.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised, the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel and if not exercised, the intangible asset is written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it is written-off in the consolidated statements of comprehensive (loss)/income.

The weighted average amortization periods for intangible assets/liabilities are:

Intangible Assets/Liabilities	Years
Trade name	21.0
Favorable lease terms	11.1
Unfavorable lease terms	9.4
Port terminal operating rights	32.5
Customer relationships	20.0-45.0

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

As of June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore recognized a loss of $11.5 million out of accumulated other comprehensive loss. The respective loss was included in other expense in the accompanying consolidated statement of comprehensive loss. There were no OTTI losses during the years ended December 31, 2013 and 2012.

Recent Accounting Pronouncements

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment”, changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, changing the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement-Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. We plan to adopt this standard effective January 1, 2016. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Holdings was to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

G. Safe Harbor

Applicable to the extent the disclosures in Item  5.E and 5.F above are eligible for the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	50	Chairman of the Board and Chief Executive Officer
George Achniotis	50	Chief Financial Officer
Ted C. Petrone*	59	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	46	Executive Vice President — Legal and Director
Anna Kalathakis	45	Chief Legal Risk Officer
Shunji Sasada	57	President of Navios Corporation and Director
Leonidas Korres	39	Senior Vice President — Business Development
Efstratios Desypris	42	Chief Financial Controller
Ioannis Karyotis	39	Senior Vice President — Strategic Planning
Erifili Tsironi	41	Senior Vice President — Credit Management
Spyridon Magoulas	61	Director
John Stratakis	50	Director
Efstathios Loizos	53	Director
George Malanga	57	Director

*	Significant employee

Angeliki Frangou has been our Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March, 2008 and the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios Logistics since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since July 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude , from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Partners; a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 36 years, of which 33 have been with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. For the last fifteen years, Mr. Petrone has been responsible for all aspects of the daily commercial Panamax activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director and Vice Chairman of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a B.S. in Maritime Transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Anna Kalathakis has been Chief Legal Risk Officer since November 2012, and Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. and an Associate Director of the Company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, was admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to the Piraeus BAR, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).

Shunji Sasada became a director of Navios Holdings and Presideent of Navios Corporation in January 2015. Mr. Sasada has also served as a director in Navios Maritime Partners L.P. since August 2007 and as a director in Navios Maritime Midstream Partners L.P. since October 2014. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada is also President of Navimax Corporation, the Ultra Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai. He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

Leonidas Korres has been our Senior Vice President — Business Development since January 2010. Mr. Korres is also the Chief Financial Officer of Navios Maritime Acquisition Corporation since April 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a Senior Financial Advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a Non-Profit Company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for exploiting the Olympic venues. Mr. Korres earned his Bachelor’s degree in Economics from the Athens University of Economics and Business and his master’s degree in Finance from the University of London.

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. Mr. Desypris is also a director and Senior Vice President of Navios Maritime Midstream Partners L.P. since October 2014. In addition, Mr. Desypris is the Chief Financial Officer of Navios Maritime Partners since January 2010. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics, and as director in Navios Europe Inc. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Erifili Tsironi has been our Senior Vice President — Credit Management since October 2014. Ms. Tsironi is also Chief Financial Officer of Navios Maritime Midstream Partners LP. Ms. Tsironi has over 17 years of experience in ship finance. Before joining us, she was the Senior Vice President — Global Dry Bulk Sector Coordinator of DVB Bank SE. Ms. Tsironi joined DVB Bank SE in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Spyridon Magoulas has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Mr. Magoulas is the co-founder and director of Doric Shipbrokers S.A., a chartering firm based in Athens, Greece, and has served as the managing director of Doric Shipbrokers S.A. since its formation in 1994. From 1982 to 1993, Mr. Magoulas was chartering director and shipbroker for Nicholas G. Moundreas Shipping S.A., a company located in Piraeus, Greece, and from 1980 to 1982, Mr. Magoulas served at Orion and Global Chartering Inc. in New York. Mr. Magoulas received a bachelor’s degree in Economics (honors) from the City University of New York, New York, a master’s degree in Transportation Management from the Maritime College in New York and a master degree in Political Economy from the New School for Social Research in New York. In addition to his role on the Board of Directors, Mr. Magoulas also serves as a member of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee. Mr. Magoulas is an independent director.

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

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 28 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 12 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga is a member of BNY Mellon’s Operating Committee and holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

There are no family relationships between any of our directors, executive officers or significant employees.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $7.8 million for the year ended December 31, 2014. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $0.1 million. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. In February 2015, the Board of Directors approved the adoption of the Navios Holdings 2015 Equity Incentive Plan (the “2015 Equity Incentive Plan”). The 2015 Equity Incentive Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

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

On December 20, 2012, December 11, 2013 and December 15, 2014, the Company authorized: (i) the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which vest over three years; and (ii) the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which have vested or will vest upon achievement of internal performance criteria and completion of a service period on April 30, 2014 (criteria met), April 30, 2015 and June 2, 2016, respectively. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date.

Details of options granted

As of the filing of this Annual Report on Form 20-F, 6,705,995 stock options to purchase the Company’s common stock have been granted of which 4,003,067 have vested, 314,250 have expired, 1,801,527 remain unvested and 587,151 have been exercised in total, of which 411,438 at an exercise price of $3.18 per share, 30,595 at an exercise price of $5.87 per share, 63,172 at an exercise price of $5.15 per share, 59,546 at an exercise price of $3.81 per share, and 22,400 at an exercise price of $3.44 per share.

Out of the 6,705,995 stock options granted, 288,000 options were granted at an exercise price of $16.75 per share; 571,266 options were granted at an exercise price of $3.18 per share; 405,365 options were granted at an exercise price of $5.87 per share; 954,842 options were granted at an exercise price of $5.15 per share; 1,344,353 options were granted at an exercise price of $3.81 per share; 1,344,357 options were granted at an exercise price of $3.44 per share; 674,809 at an exercise price of $8.63 per share; and 1,123,003 options were granted at an exercise price of $3.64 per share.

Details of restricted stock and restricted stock units issued

As of the filing of this Annual Report on Form 20-F, 5,120,330 shares of restricted stock and restricted stock units have been issued of which 3,052,218 have vested and in the aggregate 70,769 were forfeited during the years from 2007 until 2014. See Note 12 to the Consolidated Financial Statements, included herein.

Non-employee directors receive annual fees, effective January 1, 2014, in the amount of $80,000 each plus reimbursement of their out-of-pocket expenses. In addition, the non-executive serving as chairman of the Audit Committee receives an annual fee of $20,000, the chairman of the Nominating and Governance Committee receives an annual fee of $17,000, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In January 2015, Navios Holdings, following the resignation of Ted Petrone, appointed Shunji Sasada to its Board of Directors. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2015. The term of office of the second class of directors, consisting of Shunji Sasada and Spyridon Magoulas will expire in 2016. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2017. No directors are entitled to any benefits upon termination of their term.

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

D. Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish, Romanian and Russian officers and Filipino, Georgian, Indian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Logistics crews its fleet with Argentine, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

With respect to shore-side employees, as of December 31, 2014, Navios Holdings and its subsidiaries employed 167 employees in its Piraeus, Greece office, 13 employees in its New York office, nine employees in its Antwerp, Belgium office, two employees in its Monaco office and one employee in its Singapore office. Navios Logistics employed 41 employees in its Asuncion, Paraguay offices, 50 employees at the port facility in San Antonio, Paraguay, 134 office employees in the Buenos Aires, Argentina office, seven employees in its Montevideo, Uruguay office, with an additional 128 employees at the port facility in Nueva Palmira, Uruguay and 10 employees in its office in Hidronave’s Corumba, Brazil office.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 3, 2015, based on 107,072,770 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	29,044,799	26.3%
George Achniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than one percent

(1)	The business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of April 28, 2014, she had purchased approximately $10.0 million in value of common stock.
(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 3,083,684 options, each for one share, vested but not yet exercised and 207,754 unvested options, each for one share, which will vest within 60 days of the date thereof.

On December 20, 2012, 435,283 options were granted at an exercise price of $3.44, on December 11, 2013 424,136 options were granted at an exercise price of $8.63, and on December 15, 2014 580,337 options were granted at an exercise price of $3.64, all based on service conditions. On December 20, 2012, December 31, 2013 and on December 15, 2014, 909,074, 250,673 and 542,666 options were granted at an exercise price of $3.44, $8.63 and $3.64, respectively, based on performance and service conditions.

On January 11, 2012 and February 27, 2012, 10,969 and 18,282 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18 per share.

During 2013, 106,032, 29,243, 10,969 and 7,312 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18, $3.81, $5.87 and $5.15 per share, respectively.

During 2014, 15,000, 19,626, 55,860, 30,303 and 22,400 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18, $5.87, $5.15, $3.81 and $3.44 per share, respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 3, 2015 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)	29,044,799	26.3%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 3,083,684 options, each for one share, vested but not yet exercised and 207,754 unvested options, each for one share, which will vest within 60 days of the date thereof.

B. Related Party Transactions

Office Rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate € 0.9 million (approximately $1.3 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2014 and 2013, the carrying amount of the investment was $0.5 million and $0.4 million, respectively. Dividends received for each of the years ended December 31, 2014, 2013 and 2012 were $0.3 million, $0.4 million and $0.1 million, respectively. Commissions charged from Acropolis for each of the years ended December 31, 2014, 2013 and 2012 were less than $0.1 million, respectively. Included in the trade accounts payable at both December 31, 2014 and 2013 was an amount due to Acropolis of $0.1 million.

Vessels Charter Hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13,500 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company at a net daily rate of $12,000 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. Effective March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year, at a net daily rate of $12,000 plus profit sharing, with two six-month extension options granted to the Company. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, for six months, at a net daily rate of $11,000 plus profit sharing, with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners will receive 100% of the first $2,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $10,000. In December 2013, the Company extended this charter for approximately another six months at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings.

In July 2013, the Company chartered-in from Navios Partners the Navios Melodia, a 2010-built Capesize vessel for a net daily rate of $15,000. The contract was completed in October 2013.

In July 2013, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013. In August 2014, the Company chartered-in the Navios Pollux, for approximately three months at a net daily rate of $21,300. The contract was completed in November 2014.

Total charter hire expense for all vessels for the years ended December 31, 2014, 2013 and 2012 was $28.2 million, $22.4 million and $7.5 million, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. The daily fees were $4,650 per owned Ultra Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel until December 31, 2013. This daily fee covered all of the vessels’operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at : (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of TEU 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the years ended December 31, 2014, 2013 and 2012, amounted to $50.4 million, $36.2 million and $31.7 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily rate to $9,500 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $95.8 million, $71.4 million and $47.0 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $20.1 million, $0.7 million and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $1.7 million, $0 and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended to update for charters in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2014, no claims had been submitted to Navios Holdings.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for years ended December 31, 2014, 2013 and 2012 amounted to $6.1 million, $4.4 million and $3.9 million, respectively.

On May 28, 2010, Navios Holdings entered into an administrative services agreement with Navios Acquisition, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. In May 2014, Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2014, 2013 and 2012 amounted to $7.3 million, $3.5 million and $2.1 million, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Such services include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for all the years ended December 31, 2014, 2013 and 2012 amounted to $0.8 million, $0.7 million and $0.6 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2014, 2013 and 2012 amounted to $0.8 million, less than $0.1 million and $0, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. Such services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other services. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2014, 2013 and 2012 amounted to $0.1 million, $0 and $0, respectively.

Balance Due from Affiliates (excluding Navios Europe): Balance due from affiliates as of December 31, 2014 amounted to $33.4 million (December 31, 2013: $12.1 million) which included the current amounts due from Navios Partners, Navios Acquisition and Navios Midstream, which were $1.6 million (December 31, 2013: $0.4 million), and $22.1 million (December 31, 2013: $6.5 million) and $0.1 million (December 31, 2013: $0), respectively, and the non-current amount of $9.6 million (December 31, 2013: $5.1 million) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and amounts payable.

Omnibus Agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2014, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2014 and 2013, the unamortized deferred gain for all vessels and rights sold totaled $16.3 million and $21.6 million, respectively. For the years ended December 31, 2014, 2013 and 2012, Navios Holdings recognized $5.3 million, $6.9 million and $12.7 million of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

Conversion of Navios Partners Units: On January 1, 2012, all of Navios Partners’ outstanding subordinated units owned by Navios Holdings converted into 7,621,843 common units of Navios Partners (excluding the Series A Subordinated Units, which are a separate class of subordinated units) (the “Conversion”). The Company concluded that the Conversion resulted in a change in the form of its investment in Navios Partners that was a reconsideration event pursuant to ASC 323-10-15-16a. In connection with that reconsideration, the Company concluded that the common units of Navios Partners, which prior to January 1, 2012 did not meet the definition of common stock or “in-substance common stock,” met the definition of “in-substance common stock” starting January 1, 2012. Although the common units continued to enjoy certain preferences by comparison to the Series A Subordinated Units, the Series A Subordinated Units constituted such a small portion of the capital structure of Navios Partners and, as such, the liquidation preference was not considered to be substantive under ASC 323-10-15-13a. In addition, at the time of the reconsideration, it was known that the Series A Subordinated Units would themselves automatically convert to common units of Navios Partners on June 29, 2012. Accordingly, the Company concluded that the risk and reward profile of the common units and Series A Subordinated Units were substantially the same in accordance with ASC 323-10-15-13b. As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities) is accounted for by the equity method from January 1, 2012. As a result, the carrying value of the available-for sale securities of $82.6 million plus the amount reflected in other comprehensive losses of $6.2 million (in each case, as of December 31, 2011) was reclassified to “Investments in Affiliates”. On June 29, 2012, the outstanding Series A Subordinated Units converted into 1,000,000 shares of common units which have the same distribution rights as all other common units holders.

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings in 2010, which was amended in 2010, 2011 and 2014, and matures in December 2015. The facility is available for multiple drawings up to a limit of $40.0 million and has a margin of LIBOR plus 300 basis points. As of December 31, 2014 and 2013, there was no outstanding amount under this facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200.0 million for general corporate purposes. The facility provides for an arrangement fee of $4.0 million, bared a fixed interest of 600 bps and matured on December 29, 2014. As of December 31, 2014, the facility was fully repaid.

Balance due from Navios Europe: Balance due from Navios Europe as of December 31, 2014 amounted to $4.1 million (December 31, 2013: $1.4 million), which included mainly the current amounts of $3.4 million (December 31, 2013: $1.4 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans and other expenses and the non-current amount of $0.7 million (December 31, 2013: $0) related to the accrued interest income earned under the Navios Term Loans.

The Navios Revolving Loans and the Navios Term Loans earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2014, the outstanding amount relating to the Navios Revolving Loans is $7.1 million (December 31, 2013: $2.7 million), under the caption “Loan receivable from affiliate companies”. As of December 31, 2014, the amount undrawn under the Revolving Loans was $9.1 million, of which Navios Holdings is committed to fund $4.3 million.

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

Dividend Policy: Currently, Navios Holdings intends to retain most of its available earnings generated by operations for the development and growth of its business. The declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, debt obligations, and restrictions contained in its credit agreements and indentures and market conditions. In addition, the terms and provisions of our current secured credit facilities and indentures limit our ability to pay dividends in excess of certain amounts or if certain covenants are not met. (See also Item 5.B. “Long-term Debt Obligations and Credit Arrangements.”)

During 2013, the Board of Directors declared cash dividends to its common stockholders of approximately $24.7 million.

On February 17, 2014, the Board of Directors declared a quarterly cash dividend of approximately $6.3 million for the fourth quarter of 2013 of $0.06 per share of common stock, paid on March 27, 2014 to stockholders of record as of March 20, 2014.

On May 15, 2014, the Board of Directors declared a quarterly cash dividend of approximately $6.3 million for the first quarter of 2014 of $0.06 per share of common stock, paid on June 26, 2014 to stockholders of record as of June 18, 2014.

On August 14, 2014, the Board of Directors declared a quarterly cash dividend of approximately $6.3 million for the second quarter of 2014 of $0.06 per share of common stock, paid on September 26, 2014 to stockholders of record as of September 18, 2014.

On November 19, 2014, the Board of Directors declared a dividend of approximately $6.3 million for the third quarter of 2014 of $0.06 per share of common stock, paid on December 18, 2014 to stockholders of record as of December 11, 2014.

On February 16, 2015, the Board of Directors declared a quarterly cash dividend of approximately $6.3 million for the fourth quarter of 2014 of $0.06 per share of common stock, paid on March 27, 2015 to stockholders of record as of March 20, 2015.

B. Significant Changes

Not applicable.

Item 9. Listing Details

As of February 22, 2007, the Company’s common stock and warrants were no longer trading as a unit, and as of such date, the principal trading market for our securities has been the New York Stock Exchange (“NYSE”) under the symbols “NM” for our common stock and “NMWS” for our warrants. On December 9, 2008, our publicly traded warrants expired and ceased to be publicly traded. For the period from November 3, 2005 to February 22, 2007 our common stock, warrants and units were trading on the Nasdaq National Market (“NASDAQ”) under the symbols “BULK”, “BULKW” and “BULKU”, respectively. Prior to November 3, 2005, the principal trading market of our securities was the Over-The-Counter Bulletin Board (“OTCBB”). Our Series G and Series H Preferred Stock issued in January and July 2014, respectively, are trading on the NYSE under the symbols “NMPrG.” and “NMPrH.”

The following table sets forth, for the periods indicated, the reported high and low market prices of our common and preferred stock (Series G and Series H) on the NYSE.

On April 2, 2015, the closing price of our common stock was $4.11. The quotations listed below reflect high and low market prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a) For the five most recent full financial years: the annual high and low market prices:

	Common Stock		Series G		Series H
Year Ended	High	Low	High	Low	High	Low
December 31, 2014	$12.12	$3.50	$26.49	$16.47	$25.05	$16.55
December 31, 2013	$11.73	$3.40	$—	$—	$—	$—
December 31, 2012	$4.49	$3.08	$—	$—	$—	$—
December 31, 2011	$5.99	$2.88	$—	$—	$—	$—
December 31, 2010	$7.55	$4.38	$—	$—	$—	$—

(b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock		Series G		Series H
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2015	$4.68	$3.55	$26.50	$18.99	$22.42	$19.70
December 31, 2014	$6.34	$3.50	$25.51	$16.47	$24.58	$16.55
September 30, 2014	$10.27	$5.76	$26.00	$25.01	$25.05	$23.95
June 30, 2014	$10.58	$7.52	$26.49	$24.42	$—	$—
March 31, 2014	$12.12	$8.53	$25.20	$23.82	$—	$—
December 31, 2013	$11.73	$6.78	$—	$—	$—	$—
September 30, 2013	$7.67	$5.26	$—	$—	$—	$—
June 30, 2013	$5.70	$3.80	$—	$—	$—	$—

(c) For the most recent six months: the high and low closing prices for each month:

	Common Stock		Series G		Series H
Month Ended	High	Low	High	Low	High	Low
March 2015	$4.62	$3.87	$26.50	$21.00	$22.42	$18.22
February 2015	$4.68	$3.61	$22.96	$21.20	$21.94	$19.97
January 2015	$4.45	$3.55	$23.50	$18.99	$21.05	$18.22
December 2014	$4.84	$3.50	$22.21	$16.47	$21.75	$16.55
November 2014	$6.21	$4.82	$24.97	$21.35	$24.19	$21.14
October 2014	$6.34	$4.20	$25.51	$19.60	$24.58	$18.01

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2005 with file number 333-129382; Exhibit 99.1 of Form 6-K, filed on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference and the following filings on Form 6-K or Form 8-A, as applicable, (file number 001-33311) filed with the SEC : Exhibit 99.2 of Form 6-K filed on October 6, 2008; Exhibit 3.1 of Form 6-K filed on July 7, 2009; Exhibit 3.1 of Form 6-K filed on September 22,

2009; Exhibit 3.1 of Form 6-K filed on September 24, 2009; Exhibit 3.1 of Form 6-K filed on February 4, 2010; Exhibit 1.1 of Form 6-K filed on November 15, 2010; Exhibit 1.1 of Form 6-K filed on December 22, 2010; Exhibit 3.3 of Form 8-A filed on January 24, 2014 and Exhibit 3.3 of Form 8-A filed on July 7, 2014, each of which the Company hereby incorporates by reference.

C. Material Contracts

Refer to “Item 4. — Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 16 chartered-in vessels , and to Item 5. — Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

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

Navios Logistics subsidiaries are incorporated in countries which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current and prior periods are measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Mínima Presunta” or Alternative Minimum Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Alternative Minimum Tax. However, if the Alternative Minimum Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Alternative Minimum Tax that may arise in the next ten fiscal years. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

Material U.S. Federal Income Tax Considerations

The following discussion addresses certain U.S. federal income tax considerations applicable to us and to the purchase, ownership and disposition of our common stock. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the U.S. Treasury (the “Treasury Regulations”), all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No party has sought or will seek any rulings from the U.S. Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences discussed below. The discussion below is not in any way binding on the IRS or the courts or in any way an assurance that the U.S. federal income tax consequences discussed herein will be accepted by the IRS or the courts.

The U.S. federal income tax consequences to a beneficial owner of our common stock may vary depending on such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of our common stock who hold our common stock as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to persons who are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt entities, plans or accounts; persons holding our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; partnerships or other pass-through entities (or investors in such entities); U.S. persons whose functional currency is not the U.S. dollar; persons that actually or constructively own 10% or more (by voting power or value) of our outstanding stock; U.S. expatriates; and persons subject to alternative minimum tax. The following discussion is for general information purposes only and does not address any U.S. state or local tax matters, any non-U.S. tax matters, or any U.S. federal taxes other than income taxes (such as estate and gift taxes or the Medicare tax on certain investment income).

You are encouraged to consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. income and other tax consequences applicable to us and to the purchase, ownership and disposition of our common stock that may be applicable to you.

U.S. Federal Income Taxation of the Company

Taxation of Our Shipping Income

Navios Holdings is incorporated under the laws of the Marshall Islands. Accordingly, we take the position that Navios Holdings is taxed as a foreign corporation by the United States, and the remainder of this discussion assumes the correctness of this position. If Navios Holdings were taxed as a United States corporation, it could be subject to substantially greater United States federal income tax than contemplated below. See “Risk Factors — Tax Risks — Navios Maritime Holdings Inc. may be taxed as a United States corporation.”

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is subject to a 4% U.S. federal income tax in respect of its U.S.-source gross shipping income (without allowance for deductions). For this purpose, U.S.-source gross shipping income includes 50% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the United States. Shipping income attributable to transportation that both begins and ends in the United States is considered to be 100% U.S.-source. Shipping income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% non-U.S. source and generally is not subject to U.S. federal income tax. “Shipping income” means income that is derived from the use of vessels, the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or the performance of services directly related to these uses.

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. federal income tax on its U.S.-source shipping income if the following three requirements are satisfied:

•	It is organized in a jurisdiction outside the United States that grants an “equivalent exemption” from tax to corporations organized in the United States with respect to the types of U.S.-source shipping income that we earn;

•	Either (i) its stock is “primarily traded” and “regularly traded” on an “established securities market” in the United States, in its country of organization, or in another country that grants an “equivalent exemption” to U.S. corporations or (ii) more than 50% of the value of its stock is owned, directly or indirectly, by (a) individuals who are “residents” of foreign countries that grants an “equivalent exemption,” (b) non-U.S. corporations organized in foreign countries that grant an “equivalent exemption” and that meet the test described in (i), and/or (c) certain other qualified shareholders described in the Treasury Regulations promulgated under Section 883; and

•	It meets certain substantiation and reporting requirements.

We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own more 5% or more of the vote and value of our common stock. However, no assurance can be given that we will continue to qualify for this exemption in the future.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to the 4% U.S. federal income tax on our gross U.S.-source shipping income described above, subject to the discussion of “effectively connected” income below. We expect that no more than a small portion of our gross shipping income would be treated as U.S.-source and we expect that the effective rate of U.S. federal income tax on our gross shipping income would be significantly below 1%.

To the extent exemption under Section 883 is unavailable, our U.S.-source gross shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business (net of applicable deductions) would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 35%, but would not be subject to the 4% tax discussed above. In addition, we may be subject to the 30% U.S. “branch profits” tax on any earnings and profits effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid that is attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income attributable to time or voyage charters (which currently represent, and are expected to continue to represent, substantially all of our shipping income) would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we had, or were considered to have, a fixed place of business in the United States involved in the earning of such shipping income; and

•	Substantially all of our U.S.-source shipping were attributable to regularly scheduled transportation.

We do not have, or intend to have or permit circumstances that would result in us having, such a fixed place of business in the United States or any vessel sailing to or from the United States on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

In addition, income attributable to transportation that both begins and ends in the United States is not subject to the tax rules described above. Such income is subject to either a 30% gross-basis tax or to U.S. federal corporate income tax on net income at rates of up to 35% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Our Sale of Vessels

On the sale of a vessel that has produced “effectively connected” income (as discussed above), we could be subject to net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced effectively connected income. Otherwise, we should not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us in the United States under U.S. federal income tax principles.

Taxation of U.S. Holders of our Common Stock

The following discussion is limited to persons that are “U.S. holders” of our common stock. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the United States or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons (as determined for U.S. federal income tax purposes) have the authority to control all substantial decisions of that trust, or if the trust has validly elected to be treated as a U.S. trust.

If an entity treated for U.S. federal income tax purposes as a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner, upon the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership considering an investment in ourcommon stock, you should consult your tax advisor.

Distributions on Our Common Stock

Subject to the discussion of “passive foreign investment companies” below, any distributions that you receive with respect to our common stock generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described below, to the extent of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of our earnings and profits will be treated first as a non-taxable return of capital to the extent of your tax basis in our common stock and thereafter as gain from the sale of such stock. We do not maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, you should expect that a distribution with respect to your common stock generally will be treated as dividend income, even if that distribution might otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Because we are not a U.S. corporation, if you are a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), you will not be entitled to claim a dividends-received deduction with respect to any distributions you receive from us. Dividends paid with respect to our common stock will generally be treated as “passive category income” for purposes of computing allowable foreign tax credits for U.S. foreign tax credit purposes.

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income,” provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange), which we expect to be the case; (ii) we are not a “passive foreign investment company” for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—Passive Foreign Investment Company Status”); (iii) you have owned our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and have not entered into certain risk limiting transactions with respect to such common stock); (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) you do not treat the dividends as “investment income” for purposes of the investment interest deduction.

Qualified dividend income is taxed at the preferential rates applicable to long-term capital gain, depending on the income level of the taxpayer. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

Special rules may apply to any amounts received in respect of our common stock that are treated as “extraordinary dividends.” Generally, an extraordinary dividend is a dividend with respect to a share of our common stock in an amount that is equal to or in excess of 10% of your adjusted tax basis (or fair market value in certain circumstances) in such share of common stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of your adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on any shares of our common stock that is treated as “qualified dividend income,” and you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such shares of our common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Provided that we are not a passive foreign investment company for any taxable year during which you hold our common stock, you generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference, if any, between the amount realized by you from such sale, exchange or other disposition and your tax basis in such common stock. Any such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Any such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. If you are an individual, trust or estate, your long-term capital gains are currently subject to tax at preferential rates. Your ability to deduct capital losses against ordinary income is subject to limitations

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a “passive foreign investment company” (a “PFIC”) for U.S. federal income tax purposes. In general, we will be a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50% of the quarterly average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25% of the value of the subsidiary’s stock. Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2014 or for subsequent taxable years. However, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we are a PFIC for a taxable year during which you actually or constructively own our common stock, you generally would be subject to one of three different U.S. federal income tax regimes, depending on whether or not you make certain elections. Additionally, for each year during which we are treated as a PFIC and you actually or constructively own common stock you generally will be required to file IRS Form 8621 with your U.S. federal income tax return to report certain information concerning your ownership of our common stock. In the event that a person that is required to file IRS Form 8621 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed.

The PFIC rules are complex, and you are encouraged to consult your own tax advisor regarding the PFIC rules, including the annual PFIC reporting requirement.

Taxation of U.S. Holders That Make a Timely QEF Election

If we were treated as a PFIC for any taxable year during which you actually or constructively own our common stock, and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (as long-term capital gain), if any, for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “— Taxation of U.S. Holders That Make No Election.” Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary would be required.

You would make a QEF Election by completing and filing IRS Form 8621 with your U.S. federal income tax return for the year for which the election is made in accordance with the relevant instructions. If we were to become aware that we were a PFIC for any taxable year, we would notify all U.S. holders of such treatment and would provide all necessary information to any U.S. holder who requests such information in order to make the QEF Election described above with respect to us and the relevant subsidiaries.

A QEF Election generally will not have any effect with respect to any taxable year for which we are not a PFIC, but will remain in effect with respect to any subsequent taxable year for which we are a PFIC. It should be noted that the beneficial effect of a QEF Election may be substantially diminished if such election is not made in the first year of your holding period in which we are a PFIC. If some instances, you may be permitted to make a QEF election that is retroactive to the beginning of your holding period if we unexpectedly are treated as a PFIC.

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year during which you actually or constructively own our common stock and, as we believe, our common stock is treated as “marketable stock,” you would be allowed to make a “mark-to-market” election with respect to our common stock, provided you complete and file IRS Form 8621 with your U.S. federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over the fair market value of such common stock at the end of the taxable year (but only to the extent of the net amount of gain previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains you previously included. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock would not apply to your deemed ownership of the stock of such subsidiary. This may significantly limit the beneficial effect of making a mark-to-market election.

It should be noted that the beneficial effect of a “mark-to-market” election may be substantially diminished if such election is not made in the first year of your holding period in which we are a PFIC.

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year during which you actually or constructively own our common stock, and you do not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions you receive on our common stock in a taxable year in excess of 125% of the average annual distributions you received in the three preceding taxable years, or, if shorter, your holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules: (i) the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock (ii) the amount allocated to the current taxable year would be taxed as ordinary income; and (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

If you died while owning our common stock, your successor generally would not receive a step-up in tax basis with respect to such shares for U.S. tax purposes.

If we are treated as a PFIC during any taxable year during your holding period, unless you make a timely QEF Election, or a timely “mark-to-market” election, for the first taxable year in which you hold our common stock, we will continue to be treated as a PFIC for all succeeding years during which you are treated as a direct or indirect U.S. holder, even if we are not a PFIC for such years. You are encouraged to consult your own tax advisor with respect to any available elections that may be applicable in such a situation, as well as the IRS information and filing obligations that may arise as a result of the ownership of shares in a PFIC.

Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than a partnership for U.S. federal income tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock

You generally will not be subject to U.S. federal income or withholding taxes on a distribution with respect to our common stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the United States. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the United States only if it is attributable to a permanent establishment maintained by you in the United States.

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States (and, if you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by you in the United States); or

•	you are an individual who is present in the United States for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with your conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain described in clause the second bullet point above (net of certain U.S.-source losses) will be taxed at a flat rate of 30% (or such lower rate as may be specified by an applicable tax treaty).

U.S. Backup Withholding and Information Reporting

In general, if you are a non-corporate U.S. holder, distributions and proceeds from the disposition of our common stock may be subject to information reporting requirements. These payments to a non-corporate U.S. holder may also be subject to backup withholding tax if the non-corporate U.S. holder: (i) fails to provide an accurate taxpayer identification number; (ii) is notified by the IRS that it has become subject to backup withholding due to a prior failure to report all interest or distributions required to be shown on its federal income tax returns; or (iii) fails to comply with applicable certification requirements.

If you are a non-U.S. holder, you may be required to establish your exemption from information reporting and backup withholding by certifying your non-U.S. status on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8IMY, as applicable.

Backup withholding tax is not an additional tax. Rather, you generally may obtain a refund of any amounts withheld under backup withholding rules that exceed your income tax liability by accurately completing and timely filing a refund claim with the IRS.

Tax Return Disclosure Requirements

Individual U.S. holders (and to the extent specified in applicable Treasury Regulations, certain individual non-U.S. holders and certain U.S. holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained by U.S. financial institutions). Stock in a foreign corporation, including our common stock is a specified foreign asset for this purpose. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form. Additionally, in the event that an individual U.S. holder (and to the extent specified in applicable Treasury Regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign assets.

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

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks. To manage these risks, Navios Holdings may use interest rate swaps (for interest rate risk) and FFAs (for charter rate risk).

Interest Rate Risk:

Debt Instruments — On December 31, 2014 and 2013, Navios Holdings had a total of $1,644.6 million and $1,508.1 million, respectively, of long-term indebtedness (excluding the premium related to the 2019 Logistics Senior Notes). The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes and the 2022 Logistics Senior Notes and one Navios Logistics’ loan discussed in “Item 5.B Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of December 31, 2014, the outstanding amount of the Company’s floating rate loan facilities was $269.1 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan is fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2014 was $1,300.5 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would increase interest expense for the years ended December 31, 2014, 2013 and 2012 by $2.4 million, $2.9 million and $4.1 million, respectively.

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

There are no swap agreements as of December 31, 2014 and 2013, as all swap agreements expired during 2010.

FFAs Derivative Risk:

FFAs — Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. By using FFAs, Navios Holdings manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts. The Company records all of its derivative financial instruments and hedges as economic hedges.

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were no positions deemed to be open as of December 31, 2014, a change in underlying freight market indices would not have any effect on our net income/(loss).

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2014. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2014.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Navios Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Navios Holdings’ internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States (“GAAP”).

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2014. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2014, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2014 and 2013 were PricewaterhouseCoopers S.A. The audit fees for the audit of each of the years ended December 31, 2014 and 2013 were $1.7 million and $1.8 million, respectively.

The Audit Committee is responsible for the appointment, replacement, compensation, evaluation and oversight of the work of the independent auditors. As part of this responsibility, the audit committee pre-

approves the audit and non-audit services performed by the independent auditors in order to assure that they do not impair the auditors’ independence from the Company. The Audit Committee may delegate, to one or more of its designated members, the authority to grant such pre-approvals. The decision of any member to whom such authority is delegated is be presented to the full Committee at each of its scheduled meetings.

All audit services and other services provided by PricewaterhouseCoopers S.A., after the formation of our Audit Committee in October 2005 were pre-approved by the Audit Committee.

Audit-Related Fees

There were no audit-related fees billed in 2014 and 2013.

Tax Fees

There were no tax fees billed in 2014 and 2013.

All Other Fees

There were no other fees billed in 2014 and 2013.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2008, the Board of Directors approved a share repurchase program for up to $50.0 million of Navios Holdings’ common stock. On October 20, 2008, Navios Holdings concluded this share repurchase program. As of October 20, 2008, 6,959,290 shares were repurchased under this program, for a total consideration of $50.0 million.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases are made pursuant to a program adopted under Rule 10b5-1 under the Exchange Act. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Repurchases are subject to restrictions under the terms of the Company’s credit facilities and indenture. As of December 31, 2011, the maximum approximate dollar value of shares that may be purchased under the November 2008 Program currently in effect is $23.1 million. In October 2011, Navios Holdings repurchased 73,651 shares for a total cost of $0.2 million. There were no shares repurchased since 2011.

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices, except that, as permitted under Marshall Islands law, we do not need prior shareholder’s approval to adopt or re-use equity compensation plans, including our 2015 Equity Incentive Plan.

Item 16H. Mine Safety disclosures

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-74 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Partners for each of the years ended December 31, 2014, 2013 and 2012 are being provided as a result of Navios Partners meeting a significance test pursuant to Rule 3-09 of Regulation S-X for the year ended December 31, 2014 and, accordingly, the financial statements of Navios Partners for the year ended December 31, 2014 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 to this Annual Report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.2	Bylaws of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 22, 2010).

2.12	Indenture relating to the 8 1/8% Senior Notes due 2019, dated as of January 28, 2011, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K, filed on February 1, 2011).

2.12.1	First Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 22, 2011).

2.12.2	Second Supplemental Indenture relating to the 8 1/8% Senior Notes due 2019, dated as of December 29, 2011 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on January 26, 2012).

2.12.3	Third Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated April 18, 2012 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 21, 2012).

2.12.4	Fourth Supplemental Indenture relating to the 8 1/8% Senior Notes due 2019, dated as of December 13, 2013 (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.12.5	Fifth Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.12.6	Sixth Supplemental Indenture relating to the 8 1/8% Senior Notes due 2019, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.12.7	Seventh Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.13	Indenture relating to the 9 1/4% Senior Notes due 2019, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., the Guarantors named thereto, and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K, filed on May 25, 2011).

2.13.1	First Supplemental Indenture relating to the 9 1/4% Senior Notes due 2019, dated as of April 28, 2011 (Incorporated by reference to Exhibit 2.3 to Navios South American Logistics Inc.’s Form 20-F, filed on April 5, 2012).

2.13.2	Second Supplemental Indenture relating to the 9 1/4% Senior Notes due 2019, dated as of July 26, 2011 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 5, 2011).

2.14	Registration Rights Agreement, dated April 12, 2011, among Navios South American Logistics Inc., Navios Logistics Finance (US) Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated, J.P. Morgan Securities LLC, Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and S. Goldman Advisors LLC (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 25, 2011).

2.15	Registration Rights Agreement, dated as of July 10, 2012, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, S. Goldman Capital LLC, Commerz Markets LLC, DVB Capital Markets LLC, DNB Markets, Inc. and ABN AMRO Securities (USA) LLC (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on July 18, 2012).

2.16	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.17.1	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.17.2	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.17.3	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.18	Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.19	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.20	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.21	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.22	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.23	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 16, 2007).

4.2	Financial Agreement relating to a loan facility of up to $70.0 million, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on June 13, 2008).

4.3	Facility Agreement for a loan amount up to $133.0 million, dated as of June 24, 2008, by and between Shikhar Ventures S.A., Sizzling Ventures Inc. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 14, 2008).

4.4	Facility Agreement for a revolving credit facility of up to $90.0 million, dated as of November 10, 2008, between Corsair Shipping Ltd., Astra Maritime Corporation, Primavera Shipping Corporation, Beaufiks Shipping Corporation, Quena Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 10, 2008).

4.5	Loan Agreement relating to a term loan facility of up to $110.0 million, dated March 26, 2009, among Surf Maritime Co., Pueblo Holdings Ltd., Ginger Services Co. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on May 18, 2009).

4.6	Financial Agreement relating to a loan facility of up to $70.0 million, dated March 20, 2009, between Nauticler S.A. and Marfin Popular Bank Public Co., Ltd. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on May 18, 2009).

4.7	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007for a loan facility of up to $280.0 million and a revolving credit facility of up to $120.0 million, dated March 23, 2009, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K, filed on May 18, 2009).

4.8	Amendment to Share Purchase Agreement, dated June 29, 2009, by and between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.9	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.10	Facility Agreement for a $240.0 million term loan facility, dated June 24, 2009, by and between Floral Marine Ltd., Nostos Shipmanagement Corp., Pandora Marine Inc., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.11	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $154.0 million, dated July 10, 2009, among Chilali Corp., Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on August 5, 2009).

4.12	Amended and Restated Loan Agreement in respect of a loan facility of up to $120.0 million, dated May 25, 2009, between Portorosa Marine Corp., Surf Maritime Co., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.13	Supplemental Agreement in relation to the Amended and Restated Loan Agreement dated May 25, 2009 in respect of a loan facility of up to $120.0 million, dated July 16, 2009, between Portorosa Marine Corp., Surf Maritime Co., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.14	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $130.0 million, dated August 28, 2009, between Chilali Corp, Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.15	Facility Agreement in respect of a term loan facility of $66.5 million, dated August 28, 2009, by and between Shikhar Ventures S.A. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.16	Facility Agreement in respect of a loan of up to $75.0 million, dated August 28, 2009, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.17	Loan Agreement relating to a revolving credit facility of up to $110.0 million, dated October 23, 2009, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on November 10, 2009).

4.18	Facility Agreement for a $150.0 million term loan facility, dated as of April 7, 2010, by and between Amorgos Shipping Corporation, Andros Shipping Corporation, Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation, Mytilene Shipping Corporation, Deutsche Schiffsbank AG, Alpha Bank AE and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.19	Facility Agreement for a $75.0 million term loan facility, dated as of April 8, 2010, by and between Sifnos Corporation, Skiathos Shipping Corporation, Syros Shipping Corporation, Fortis Bank and DVB Bank SE (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.20	Fourth Supplemental Facility Agreement in relation to a term loan of $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of January 8, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.21	Fifth Supplemental Agreement in relation to a Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of April 28, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.22	Facility Agreement for a $40.0 million term loan facility, dated as of August 20, 2010, by and between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on September 1, 2010).

4.23	Loan Agreement for a loan up to$40.0 million, dated as of September 7, 2010, by and between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.24	Letter Amendment in respect of a loan facility of up to $66.5 million, dated as of September 24, 2010, by and between DnB NOR Bank ASA, Shikhar Ventures S.A. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.25	Facility Agreement in respect of a loan of up to $40.0 million, dated as of September 30, 2010, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.26	Amended and Restated Loan Agreement relating to a facility of up to $120.0 million, by and between Portorosa Marine Corp., Floral Maritime Ltd., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

4.27	Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 for a term loan facility of up to $240.0 million, dated January 28, 2011, between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.28	Supplemental Agreement relating to the Facility Agreement dated as of September 30, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.29	Supplemental Agreement relating to the Facility Agreement dated as of December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated January 28, 2011, between Rumer Holding Ld. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.30	Supplemental Agreement relating to the Facility Agreement dated as of August 28, 2009 (as amended) for a term loan facility of up to $75.0 million, dated January 28, 2011, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.31	Supplemental Agreement relating to the Amended and Restated Loan Agreement dated as of October 27, 2010 in respect of a loan facility of up to $120.0 million, dated January 28, 2011, between Portorosa Marine Corp., Floral Marine Ltd., the banks and financial institutions listed thereto and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.32	Supplemental Agreement in relation to the Loan Agreement dated as of October 23, 2009 (as amended) for a revolving credit facility of up to $110.0 million, dated January 28, 2011, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.33	Sixth Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated January 28, 2011, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.34	Supplemental Agreement in relation to the Facility Agreement dated as of August 20, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.8 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.35	Supplemental Agreement relating to the Facility Agreement dated as of August 28, 2009 (as amended) for a term loan facility of up to $66.5 million, dated January 28, 2011, between Shikhar Ventures S.A. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.9 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.36	Supplemental Agreement No. 2 relating to a Loan Agreement dated October 23, 2009 (as amended) in respect of a revolving credit facility of up to $110.0 million, dated May 6, 2011, between Marfin Popular Bank Public Co Ltd, Navios Shipmanagement Inc., Navios Maritime Holdings Inc. and Astra Maritime Corporation (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.37	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.38	Letter of Amendment No. 1 to the Loan Agreement dated September 7, 2010, dated October 21, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.39	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.40	Letter Agreement No. 2 to the Loan Agreement dated September 7, 2010, dated November 8, 2011, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 28, 2011).

4.41	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.42	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.43	Facility agreement for a $42.0 million term loan facility, dated March 23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.44	Fifth Supplemental Agreement relating to the Loan Agreement dated December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated March 28, 2012, between Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.45	Second Supplemental Agreement relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 30, 2012, between Notros Shipmanagement Corp., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.46	Facility Agreement for a $40.0 million term loan facility, dated September 19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.47	Facility Agreement for a $22.5 million term loan facility, dated December 20, 2013, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.48	Loan Agreement, dated December 13, 2013, between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc. and Navios Holdings Europe Finance Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.49	Facility Agreement for a $65.5 million term loan facility, dated June 27, 2014, between Astra Maritime Corporation, Emery Shipping Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 23, 2014).

4.50	Loan Agreement in respect of a loan of up to $31.0 million, dated November 6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2014.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2014 and 2013; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2014, 2013 and 2012; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2014, 2013 and 2012; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2014, 2013 and 2012; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou

	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: April 3, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2014 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 3, 2015

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2014	December 31, 2013
ASSETS
Current assets
Cash and cash equivalents	3, 11	$247,556	$187,831
Restricted cash	10, 11	2,564	2,041
Accounts receivable, net	4	85,581	86,219
Due from affiliate companies	15	27,196	8,328
Inventories		32,521	26,588
Prepaid expenses and other current assets	5	21,713	28,979

Total current assets		417,131	339,986

Deposits for vessels, port terminals and other fixed assets	6	45,365	31,426
Vessels, port terminals and other fixed assets, net	6	1,911,143	1,777,457
Deferred financing costs, net		31,692	33,160
Deferred dry dock and special survey costs, net		28,630	29,354
Loan receivable from affiliate companies	11, 15	7,791	2,660
Long-term receivable from affiliate companies	11, 15	9,625	5,144
Investments in affiliates	8	344,453	335,303
Investments in available-for-sale securities	11, 22	6,701	7,660
Other long-term assets		7,030	5,463
Intangibles other than goodwill	7	189,492	191,664
Goodwill	18	160,336	160,336

Total non-current assets		2,742,258	2,579,627

Total assets		$3,159,389	$2,919,613

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$53,837	$51,692
Accrued expenses and other liabilities	7, 9	107,320	64,199
Deferred income and cash received in advance	15	12,445	13,215
Current portion of capital lease obligations	6, 11	1,449	1,400
Current portion of long-term debt	10, 11	24,186	19,261

Total current liabilities		199,237	149,767

Senior and ship mortgage notes, including premium	10. 11	1,375,000	1,293,156
Long-term debt, net of current portion	10, 11	245,396	198,832
Capital lease obligations, net of current portion	6, 11	20,911	22,359
Unfavorable lease terms	7	22,141	27,074
Other long-term liabilities and deferred income	15	17,459	25,221
Deferred tax liability	20	12,735	13,869

Total non-current liabilities		1,693,642	1,580,511

Total liabilities		1,892,879	1,730,278

Commitments and contingencies	13	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 75,069 and 8,479 issued and outstanding as of December 31, 2014 and 2013, respectively.	16	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 105,831,718 and 104,261,029 issued and outstanding, as of December 31, 2014 and 2013, respectively.	16	11	10
Additional paid-in capital		721,465	552,778
Accumulated other comprehensive loss		(578)	(11,172)
Retained earnings		432,065	524,079

Total Navios Holdings stockholders’ equity		1,152,963	1,065,695

Noncontrolling interest	21	113,547	123,640

Total stockholders’ equity		1,266,510	1,189,335

Total liabilities and stockholders’ equity		$3,159,389	$2,919,613

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
Revenue	18	$569,016	$512,279	$616,494
Administrative fee revenue from affiliates	15	14,300	7,868	5,994
Time charter, voyage and logistics business expenses		(263,304)	(244,412)	(269,279)
Direct vessel expenses	15	(130,064)	(114,074)	(117,790)
General and administrative expenses incurred on behalf of affiliates	15	(14,300)	(7,868)	(5,994)
General and administrative expenses		(45,590)	(44,634)	(51,331)
Depreciation and amortization	6, 7	(104,690)	(98,124)	(108,206)
Provision for losses on accounts receivable	4	(792)	(630)	(17,136)
Interest income	15	5,515	2,299	2,717
Interest expense and finance cost	17	(113,660)	(110,805)	(106,196)
Loss on derivatives	11	—	(260)	(196)
Gain on sale of assets		—	18	323
Loss on bond and debt extinguishment	10	(27,281)	(37,136)	—
Other income	23	15,639	17,031	189,239
Other expense	22	(24,520)	(10,447)	(10,993)

(Loss)/income before equity in net earnings of affiliated companies		$(119,731)	$(128,895)	$127,646
Equity in net earnings of affiliated companies	8, 15, 18	57,751	19,344	48,228

(Loss)/income before taxes		$(61,980)	$(109,551)	$175,874
Income tax (expense)/benefit	20	(84)	4,260	(312)

Net (loss)/income		$(62,064)	$(105,291)	$175,562
Less: Net loss/(income) attributable to the noncontrolling interest	21	5,861	(3,772)	(77)

Net (loss)/income attributable to Navios Holdings common stockholders		$(56,203)	$(109,063)	$175,485

(Loss)/income attributable to Navios Holdings common stockholders, basic	19	$(66,976)	$(110,990)	$173,780

(Loss)/income attributable to Navios Holdings common stockholders, diluted	19	$(66,976)	$(110,990)	$175,485

Basic net (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.65)	$(1.09)	$1.72

Weighted average number of shares, basic	19	103,476,614	101,854,415	101,232,720

Diluted net (loss)/earnings per share attributable to Navios Holdings common stockholders		$(0.65)	$(1.09)	$1.58

Weighted average number of shares, diluted	19	103,476,614	101,854,415	111,033,758

Other comprehensive income/(loss)
Unrealized holding loss on investments in-available-for-sale securities	22	(959)	(10,614)	(566)
Reclassification to earnings	22	11,553	—	—
Reclassification to investments in affiliates	8	—	—	(6,158)

Total other comprehensive income/(loss)		$10,594	$(10,614)	$(6,724)

Total comprehensive (loss)/income		(51,470)	(115,905)	168,838
Comprehensive loss/(income) attributable to noncontrolling interest		$5,861	$(3,772)	$(77)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders		$(45,609)	$(119,677)	$168,761

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
OPERATING ACTIVITIES:
Net (loss)/income		$(62,064)	$(105,291)	$175,562
Adjustments to reconcile net (loss)/income to net cash provided by operating activities:
Depreciation and amortization	6, 7	104,690	98,124	108,206
Amortization and write-off of deferred financing costs	17	4,061	5,384	6,309
Amortization of deferred drydock and special survey costs		12,263	9,581	7,289
Provision for losses on accounts receivable	4	792	630	17,136
Unrealized loss on FFA derivatives	11	—	69	124
Share based compensation	12	7,719	5,021	4,712
Gain on sale of assets		—	(18)	(323)
Loss on bond and debt extinguishment	10	4,786	12,142	—
Income tax expense/(benefit)	20	84	(4,260)	312
Realized holding loss on investments in-available-for-sale-securities	22	11,553	—	—
Equity in affiliates, net of dividends received	8, 15	(22,179)	19,781	(7,519)
Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash		(168)	430	1,317
Increase in accounts receivable		(107)	(1,110)	(1,434)
(Increase)/decrease in inventories		(5,933)	4,966	(9,820)
Decrease/(increase) in prepaid expenses and other assets		6,446	(26,653)	18,384
(Increase)/decrease in due from affiliate companies		(18,263)	80,159	(59,134)
Increase/(decrease) in accounts payable		1,738	(12,916)	6,701
Increase/(decrease) in accrued expenses and other liabilities		31,154	(12,156)	9,483
Decrease in deferred income and cash received in advance		(770)	(2,112)	(13,340)
Decrease in other long-term liabilities and deferred income		(8,509)	(1,109)	(20,739)
Increase/(decrease) in derivative assets and liabilities		—	1,206	(121)
Payments for drydock and special survey costs		(10,970)	(12,119)	(14,461)

Net cash provided by operating activities		$56,323	$59,749	$228,644

INVESTING ACTIVITIES:
Cash acquired through asset acquisition		—	—	33
Acquisition of intangible assets	7	(10,200)	(2,092)	—
Proceeds from sale of assets	6	—	—	67,500
Loan to affiliate company	15	(4,465)	(2,660)	—
Loan repayment from affiliate company	15	—	35,000	10,000
(Increase)/decrease in long-term receivable from affiliate companies	15	(5,087)	14,908	(11,120)
Dividends from affiliate companies	8	14,595	10,126	5,202
Deposits for vessels, port terminals and other fixed assets	6	(45,337)	(31,398)	(8,534)
Acquisition of investments in affiliates	8	(2,233)	(167,919)	(1,472)
Acquisition of vessels	6	(123,541)	(85,699)	(38,357)
Purchase of property, equipment and other fixed assets	6	(68,620)	(28,837)	(10,799)

Net cash (used in)/provided by investing activities		$(244,888)	$(258,571)	$12,453

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
FINANCING ACTIVITIES:
Proceeds from long-term loans	10	$72,250	$51,250	$52,230
Proceeds from issuance of senior and ship mortgage notes including premium, net of debt issuance costs	10	365,668	725,486	84,965
Repayment of long-term debt and payment of principal	10	(20,761)	(157,228)	(236,178)
Repayment of senior and ship mortgage notes	10	(290,000)	(488,000)	—
Payments of obligations under capital leases	6	(1,399)	(1,353)	(1,519)
Debt issuance costs		(1,223)	(905)	(1,858)
Net proceeds from issuance of preferred stock	16	163,602	—	—
(Increase/decrease in restricted cash		(355)	22,234	(19,623)
Acquisition of noncontrolling interest	21	(10,889)	(750)	—
Contribution from noncontrolling shareholders	6, 21	3,484	3,905	—
Issuance of common stock	16	643	551	93
Dividends paid		(32,730)	(26,405)	(32,435)

Net cash provided by/(used in) financing activities		$248,290	128,785	(154,325)

Increase/(decrease) in cash and cash equivalents		59,725	(70,037)	86,772

Cash and cash equivalents, beginning of year		187,831	257,868	171,096

Cash and cash equivalents, end of year		$247,556	$187,831	$257,868

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$92,776	$147,405	$102,119
Cash paid for income taxes		$694	$586	$864
Non-cash investing and financing activities
Capitalized deferred financing costs into vessel cost		$—	$—	$135
Reclassification of investments in available-for-sale securities to investments in affiliates	8	$—	$—	$82,572
Reclassification of accumulated other comprehensive income to investments in affiliates	8	$—	$—	$6,158
Purchase of property, equipment and other fixed assets	6	$(624)	$—	$(15,413)
Acquisition of intangible assets	7	$(6,800)	$—	$—
Debt issuance costs		$(225)	$—	$—
Working capital acquired		$—	$—	$597
Revaluation of vessels due to restructuring of capital lease obligations	6	$—	$—	$4,590
Decrease in capital lease obligations due to restructuring		$—	$—	$(4,590)
Dividends payable		$3,081	$—	$—
Investments in available-for-sale securities	22	$—	$17,715	$810
Accrued interest on loan receivable from affiliate company	15	$645	$—	$—

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2011	8,479	$—	102,409,364	$10	$542,582	$510,348	$6,166	$1,059,106	$116,586	$1,175,692
Net income	—	—	—	—	—	175,485	—	175,485	77	175,562
Total other comprehensive loss	—	—	—	—	—	—	(6,724)	(6,724)	—	(6,724)
Stock-based compensation expenses	—	—	852,247	—	4,795	—	—	4,795	—	4,795
Cancellation of shares	—	—	(6,202)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(26,286)	—	(26,286)	—	(26,286)

Balance December 31, 2012	8,479	$—	103,255,409	$10	$547,377	$659,547	$(558)	$1,206,376	$116,663	$1,323,039
Net (loss)/income	—	—	—	—	—	(109,063)	—	(109,063)	3,772	(105,291)
Total other comprehensive loss	—	—	—	—	—	—	(10,614)	(10,614)	—	(10,614)
Navios Logistics acquisition of noncontrolling interest (Note 21)	—	—	—	—	(50)	—	—	(50)	(700)	(750)
Contribution from noncontrolling shareholders (Note 6 and 21)	—	—	—	—	—	—	—	—	3,905	3,905
Stock-based compensation expenses (Note 16)	—	—	1,031,456	—	5,451	—	—	5,451	—	5,451
Cancellation of shares (Note 16)	—	—	(25,836)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(26,405)	—	(26,405)	—	(26,405)

Balance December 31, 2013	8,479	$—	104,261,029	$10	$552,778	$524,079	$(11,172)	$1,065,695	$123,640	$1,189,335
Net loss	—	—	—	—	—	(56,203)	—	(56,203)	(5,861)	(62,064)
Total other comprehensive income	—	—	—	—	—	—	10,594	10,594	—	10,594
Issuance of preferred stock, net of expenses (Note 16)	68,000	—	—	—	163,602	—	—	163,602	—	163,602
Conversion of preferred stock to common stock (Note 16)	(1,410)	—	1,410,000	1	—	—	—	1	—	1
Contribution from noncotrolling shareholders (Note 6 and 21)	—	—	—	—	—	—	—	—	3,484	3,484
Acquisition of noncontrolling interest (Note 21)	—	—	—	—	(3,173)	—	—	(3,173)	(7,716)	(10,889)
Stock-based compensation expenses (Note 16)	—	—	184,937	—	8,258	—	—	8,258	—	8,258
Cancellation of shares (Note 16)	—	—	(24,248)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(35,811)	—	(35,811)	—	(35,811)

Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2014, Navios Holdings owns 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of December 31, 2014, Navios Holdings owned a 20.0% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2014, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.1% and its economic interest was 46.2%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of December 31, 2014, Navios Holdings owns no direct equity interest in Navios Midstream.

Navios Europe

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe”) and had economic interest of 47.5%, 47.5% and 5.0%, respectively. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

The company has revised its classification of administrative fee revenue from affiliates to appropriately record such amounts as revenues in the statement of comprehensive (loss)/income. The impact of the revision, which management determined was not material to the financial statements, was to separately present administrative fee revenue from affiliates of $7,868 and $5,994 in the year ended December 31, 2013 and 2012, respectively, and to separately present an equal amount related to general and administrative expenses incurred on behalf of affiliates.

(b)	Principles of consolidation: The accompanying consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and both its majority and wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

The Company also consolidates entities that are determined to be variable interest entities (“VIE”) as defined in the accounting guidance, if the Company determines that it is the primary beneficiary. A VIE is defined as a legal entity where either (i) equity interest holders as a group lack the characteristics of a controlling financial interest, including decision making ability and an interest in the entity’s residual risks and rewards, or (ii) the equity interest holders have not provided sufficient equity investment to permit the entity to finance its activities without additional subordinated financial support, or (iii) the voting rights of some investors are not proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both and substantially all of the entity’s activities either involve or are conducted on behalf of an investor that has disproportionately few voting rights.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned by Navios Holdings and Navios Asia LLC (“Navios Asia”) and its wholly-owned subsidiaries, which were 51.0% owned by Navios Holdings, until May 2014, when Navios Holdings became the sole shareholder.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2014 was 20.0%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2014 was 46.2%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of December 31, 2014 was 35.0%); and (iv) Navios Europe and its subsidiaries (economic interest as of December 31, 2014 was 47.5%).

Subsidiaries Included in the Consolidation:

	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
Company Name				2014	2013	2012
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 -12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
Company Name				2014	2013	2012
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 6/14
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 -12/31	1/1 -12/31	1/1 -12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 -12/31	1/1 -12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 -12/31	1/1 -12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 -12/31	1/1 -12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/26 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	3/30 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/14 -12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	5/14 - 12/31	—
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	6/4 - 12/31	—
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	5/19 - 12/31	—	—
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	5/19 - 12/31	—	—
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	5/19 - 12/31	—	—
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/4 - 12/31	—	—
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	11/24 -12/31	—	—
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, and contingencies. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: As of December 31, 2014 and 2013, restricted cash included $1,974 and $1,451, respectively, which related to amounts held in a retention account in order to service debt and interest payments. Also included in restricted cash as of December 31, 2014 and 2013 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 for both reporting periods.

(f)	Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants, bunkers (when applicable) and stock provisions on board of the vessels, as well as petroleum products held by Navios Logistics, are valued at cost as determined on the first-in, first-out basis.

(h)	Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminals, tanker vessels, barges, push boats and other fixed assets, after considering the estimated residual value.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port terminals	5 to 40 years
Tanker vessels, barges and push boats	15 to 45 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Until December 31, 2012, management estimated the residual values of the Company’s vessels based on a scrap rate of $285 per LWT. Effective January 1, 2013, following management’s reassessment after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels, the estimated scrap value per LWT was increased to $340.

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

(i)	Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2014, 2013 and 2012 amounted to $2,334, $1,831 and $1,453, respectively.

(j)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(k)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs related to the vessel and the related carrying value of the intangible assets with respect to the time charter agreement attached to that vessel or the carrying value of deposits for newbuildings. Within the shipping industry, vessels are customarily bought and sold with a charter attached. The value of the charter may be favorable or unfavorable when comparing the charter rate to then-current market rates. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2014, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued deterioration in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on the 10-year average historical one-year time charter rates adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 3.0% after 2016 and a utilization rate of 99.8% based on the fleet’s historical performance.

For the deposits for new building vessels, the net cash flows also included the future cash out flows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest).

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, deposits for vessel acquisitions and the related intangible assets existed as of December 31, 2014 and 2013, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Although management believes the underlying assumptions supporting this assessment are reasonable, if the charter rate trends and the length of the market downturn vary significantly from our forecasts, Navios Holdings may be exposed to material impairment charges in the future.

No impairment loss was recognized for any of the periods presented.

(l)	Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and push boats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and every 84 months for push boats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and push boats sold are written-off to income in the year the vessel, barge or push boat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2014, 2013 and 2012, the amortization of deferred drydock and special survey costs was $12,263, $9,581, and $7,289, respectively.

(m)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs for each of the years ended December 31, 2014, 2013 and 2012 were $4,061, $5,384 and $6,309, respectively. See Note 17.

(n)	Goodwill and Other Intangibles

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill (step one). The Company determines the fair value of the reporting unit based on discounted cash flow analysis and believes that the discounted cash flow analysis is the best indicator of fair value for its individual reporting units.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows from shipping operations were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical charter rates and the 10-year average historical charter rates adjusted for outliers, as available for each type of vessel), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long lived assets. The future cash flows from logistics operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

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

The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the consolidated statements of comprehensive (loss)/income in the “Depreciation and amortization” line item.

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. No impairment loss was recognized for any the periods presented.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised, the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel and if not exercised, the intangible asset is written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date it is written-off in the consolidated statements of comprehensive (loss)/income.

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms	11.1
Unfavorable lease terms	9.4
Port terminal operating rights	32.5
Customer relationships	20.0-45.0

See also Note 7.

(o)	Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive (loss)/income. The foreign currency gains/(losses) recognized under the caption “Other income” and “Other expense”, respectively, in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2014, 2013 and 2012, were $1,945, $184 and ($217), respectively.

(p)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. See Note 13, “Commitments and Contingencies” for further discussion.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Provisions for estimated losses on uncompleted voyages and vessels under time charter are provided for in the period in which such losses are determined. As of December 31, 2014 and 2013, the balance for provision for loss making voyages in progress was $1,893 and $801, respectively.

(q)	Segment Reporting: Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company currently has two reportable segments: the Dry Bulk Vessel Operations segment and the Logistics Business segment.

(r)	Revenue and Expense Recognition:

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

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the departure of the barge after discharge under the previous voyage and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

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

Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

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

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates consists of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliates (Refer to Note 15). Administrative services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues are recognized as the services are provided to affiliates.

The general and administrative expenses incurred on behalf of affiliates are determined based on a combination of actual expenses incurred of behalf of the affiliates as well as a reasonable allocation of expenses that are not affiliate specific but incurred on behalf of all affiliates.

Forward Freight Agreements (“FFAs”): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, FFAs are “marked to market” quarterly to determine the fair

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis. See Note 11.

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

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under relevant guidance on employer’s accounting for pensions. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $819 and $660 at December 31, 2014 and 2013, respectively.

U.S. Retirement Savings Plan: The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan’s eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See Note 12.

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

Stock-Based Compensation: In December 2014, 2013 and 2012, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three years. In December 2013 and 2014, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest on April 30, 2015 and June 2, 2016, respectively, upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency. See Note 12.

The fair value of stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity.

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

Credit Risk: The Company closely monitors its credit exposure to customers and counterparties for credit risk. The Company has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history. Derivative counterparties and cash transactions are limited to high quality credit financial institutions.

Interest Rate Risk: Any differential to be paid or received on an interest rate swap agreement is recognized as a component of gain/loss on derivatives over the period of the agreement. Gains and losses on early termination of interest rate swaps are reflected in the consolidated statements of comprehensive (loss)/income. The effective portion of changes in the fair value of interest rate swap agreements that are designated and qualify as cash flow hedges are recognized in equity.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Liquidity Risk: Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Company monitors cash balances appropriately to meet working capital needs.

Foreign Exchange Risk: Foreign currency transactions are translated into the measurement currency at rates prevailing on the dates of the relevant transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated statements of comprehensive (loss)/income.

Accounting for Derivative Financial Instruments and Hedging Activities: The Company may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts.

The Company also trades dry bulk shipping FFAs which are cleared through LCH, the London clearing house. LCH calls for both base and margin collateral, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH.

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

(u)	(Loss)/Earnings Per Share: Basic (losses)/earnings per share are computed by dividing net (loss)/income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (stock options and warrants) are assumed to be exercised and the proceeds are used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted stock and restricted stock units assumed to be outstanding during the period. Convertible shares are included in the calculation of the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. See also Note 19.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(v)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

(w)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $25,228, $24,710 and $30,730 to its common stockholders during the years ended December 31, 2014, 2013 and 2012, respectively, and $7,502, $1,695 and $1,705 to its preferred stockholders during the years ended December 31, 2014, 2013 and 2012, respectively.

(x)	Guarantees: A liability for the fair value of the obligation undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of their terms are made.

On November 15, 2012, the Company agreed to provide Navios Partners with guarantees against counterparty default on certain existing charters (see also Notes 15 and 23).

(y)	Leases: Vessel leases where Navios Holdings is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease.

For charters classified as finance leases the minimum lease payments are recorded as the gross investment in the lease. The difference between the gross investment in the lease and the sum of the present values of the two components of the gross investment is recorded as unearned income which is amortized to income over the lease term as finance lease interest income to produce a constant periodic rate of return on the net investment in the lease.

For charters classified as operating leases where Navios Holdings is regarded as the lessor, refer to Note 2(r) “Revenue and Expense Recognition”.

For charters classified as operating leases where Navios Holdings is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense is included under the line item “Time charter, voyage and logistics business expenses”.

(z)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(aa)	Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ab)	Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) is recorded at fair market value on the date of issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2.0% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, 30.0% of the then-outstanding shares of Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per share of common stock with the remaining balance of the then-outstanding shares of Preferred Stock being converted into shares of common stock under the same terms 10 years after their issuance date. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per common stock.

(ac)	Cumulative Redeemable Perpetual Preferred Stock: The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. At any time on or after January 28, 2019, the Series G may be redeemed at the Company’s option and at any time on or after July 8, 2019, the Series H may be redeemed at the Company’s option (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefore, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Company has accounted for these shares as equity.

(ad)	Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive (loss)/income unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the consolidated statements of comprehensive (loss)/income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

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

In April 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-08, “Presentation of Financial Statements and Property, Plant and Equipment”, changing the presentation of discontinued operations on the statements of income and other requirements for reporting discontinued operations. Under the new standard, a disposal of a component or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results when the component meets the criteria to be classified as held-for-sale or is disposed. The amendments in this update also require additional disclosures about discontinued operations and disposal of an individually significant component of an entity that does not qualify for discontinued operations. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2014. The adoption of the new standard is not expected to have a material impact on Navios Holdings’ results of operations, financial position or cash flows.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers”, changing the method used to determine the timing and requirements for revenue recognition on the statements of comprehensive income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance is effective for interim and annual periods beginning after December 15, 2016. Early adoption is not permitted. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

In January 2015, the FASB issued ASU No. 2015-01, “Income Statement-Extraordinary and Unusual Items”. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Early adoption is permitted. We plan to adopt this standard effective January 1, 2016. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

effective for interim and annual periods beginning after December 15, 2015. Early application is permitted. We do not expect the adoption of this ASU to have a material impact on the Company’s results of operations, financial position or cash flows, except if Navios Holdings was to enter into new arrangements in 2015 that fall into the scope prior to adoption of this standard.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2014	December 31, 2013
Cash on hand and at banks	$157,975	$158,037
Short-term deposits and highly liquid funds	89,581	29,794

Cash and cash equivalents	$247,556	$187,831

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Holdings reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2014	December 31, 2013
Accounts receivable	$104,045	$112,676
Less: provision for doubtful receivables	(18,464)	(26,457)

Accounts receivable, net	$85,581	$86,219

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2012	$(8,874)	$(17,136)	$74	$(25,936)
Year ended December 31, 2013	$(25,936)	$(630)	$109	$(26,457)
Year ended December 31, 2014	$(26,457)	$(792)	$8,785	$(18,464)

During the year ended December 31, 2012, the increase in the Company’s provision for losses on accounts receivable (which resulted from the recognition of $17,136 of bad debt expense during the period) relates mainly to (i) $4,593 of receivable balances from various defaulted charterers that are no longer covered by the Company’s Charter Insurance following the Insurance Restructuring (each as defined in Note 23); and (ii) $12,543 of receivable balances from charterers whose financial condition and creditworthiness deteriorated during the period causing the Company to determine that these receivables may no longer be recoverable.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Concentration of credit risk with respect to accounts receivable are limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue and for the years ended December 31, 2013 and 2012, none of the Company’s customers accounted for more than 10% of the Company’s revenue.

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2014	December 31, 2013
Prepaid voyage and operating costs	$8,996	$12,621
Claims receivable	5,186	8,658
Advances to agents	22	795
Prepaid other taxes	5,090	4,750
Other	2,419	2,155

Total prepaid expenses and other current assets	$21,713	$28,979

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

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$1,600,803	$(185,578)	$1,415,225
Additions	102,306	(63,737)	38,569
Disposals	(71,209)	4,141	(67,068)

Balance December 31, 2012	1,631,900	(245,174)	1,386,726
Additions	85,699	(63,287)	22,412

Balance December 31, 2013	1,717,599	(308,461)	1,409,138
Additions	123,541	(68,333)	55,208

Balance December 31, 2014	$1,841,140	$(376,794)	$1,464,346

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$74,336	$(11,466)	$62,870
Additions	4,153	(2,785)	1,368

Balance December 31, 2012	78,489	(14,251)	64,238
Additions	24,563	(2,853)	21,710
Write-off	(22)	22	—

Balance December 31, 2013	103,030	(17,082)	85,948
Additions	3,369	(3,385)	(16)

Balance December 31, 2014	$106,399	$(20,467)	$85,932

Tanker vessels, barges and push boats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$340,990	$(58,015)	$282,975
Additions	19,225	(19,383)	(158)
Restructure of capital lease	(4,590)	—	(4,590)

Balance December 31, 2012	355,625	(77,398)	278,227
Additions	9,971	(16,384)	(6,413)
Transfers	3,030	—	3,030

Balance December 31, 2013	368,626	(93,782)	274,844
Additions	96,387	(17,355)	79,032
Write-off	(47)	—	(47)

Balance December 31, 2014	$464,966	$(111,137)	$353,829

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$10,098	$(3,222)	$6,876
Additions	2,832	(903)	1,929
Disposals	(37)	—	(37)

Balance December 31, 2012	12,893	(4,125)	8,768
Additions	2,837	(1,048)	1,789
Transfers	(3,030)	—	(3,030)

Balance December 31, 2013	12,700	(5,173)	7,527
Additions	887	(1,378)	(491)
Write-off	(161)	161	—

Balance December 31, 2014	$13,426	$(6,390)	$7,036

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2011	$2,026,227	$(258,281)	$1,767,946
Additions	128,516	(86,808)	41,708
Disposals	(71,246)	4,141	(67,105)
Restructure of capital lease	(4,590)	—	(4,590)

Balance December 31, 2012	2,078,907	(340,948)	1,737,959
Additions	123,070	(83,572)	39,498
Write-off	(22)	22	—

Balance December 31, 2013	2,201,955	(424,498)	1,777,457
Additions	224,184	(90,451)	133,733
Write-off	(208)	161	(47)

Balance December 31, 2014	$2,425,931	$(514,788)	$1,911,143

Deposits for Vessels and Port Terminals Acquisitions

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 deadweight tons (“dwt”) Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31,800 and $52,000, respectively, and are scheduled for delivery in the third and fourth quarter of 2015, respectively. During the year ended December 31, 2014, Navios Holdings paid deposits for both vessels totaling $22,112.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. During the year ended December 31, 2014, Navios Logistics paid $6,920 for the construction of the new pushboats, which are expected to be delivered in the third quarter of 2015.

During the year ended December 31, 2014, Navios Logistics paid $16,305 for dredging works related to the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $1,851 for the year ended December 31, 2014.

Sale of Vessels

On June 15, 2012, Navios Holdings sold the Navios Buena Ventura, a 2010-built Capesize vessel to Navios Partners for a cash consideration of $67,500 (see Note 15).

Vessel Acquisitions

On March 26, 2012, Navios Holdings took delivery of the Navios Serenity, a 2011-built 34,690 dwt Handysize vessel and former long-term chartered-in vessel in operation, for a purchase price of $26,117, of which $26,000 was funded through a loan and the remaining amount was paid from existing cash.

On March 30, 2012, Navios Holdings took delivery of the Navios Centaurus, a new, 2012-built 81,472 dwt Panamax vessel from a South Korean shipyard for a purchase price of $37,095, of which $15,645 was paid from existing cash and $21,450 was financed through a loan.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On May 14, 2012, Navios Holdings took delivery of the Navios Avior, a new, 2012-built 81,355 dwt Panamax vessel, from a South Korean shipyard for a purchase price of $39,094, of which $18,210 was paid from existing cash and $20,884 was financed through a loan.

On August 26, 2013, September 10, 2013, September 17, 2013 and September 19, 2013, Navios Holdings took delivery of the Navios Galileo (2006-built 76,596 dwt), the Navios Amitie (2005-built 75,395 dwt), the Navios Taurus (2005-built 76,596 dwt) and the Northern Star (2005-built 75,395 dwt) Panamax vessels. The total purchase price for the four vessels was $67,795, of which $27,795 was paid from existing cash and $40,000 was financed through a loan.

On October 25, 2013, Navios Asia took delivery of the N Amalthia, a 2006-built 75,318 dwt Panamax vessel for a purchase price of $17,904, of which $2,750 was paid from the Company’s cash, $3,905 from the noncontrolling shareholders’ cash and $11,250 was financed through a loan.

On January 27, 2014, Navios Asia took delivery of the N Bonanza, a 2006-built 76,596 dwt Panamax vessel for a purchase price of $17,634, of which $2,900 was paid from the Company’s cash, $3,484 from the noncontrolling shareholders’ cash and $11,250 was financed through a loan.

On June 4, 2014, Navios Holdings took delivery of the Navios Gem, a 2014-built 181,336 dwt Capesize vessel for a purchase price of $54,368, of which $24,368 was paid in cash and $30,000 was financed through a loan.

On November 24, 2014, Navios Holdings took delivery of the Navios Ray, a 2012-built 179,515 dwt Capesize vessel for a purchase price of $51,539, of which $20,539 was paid in cash and $31,000 was financed through a loan.

Navios Logistics

On May 9, 2012, Navios Logistics entered into an agreement for the restructuring of its capital leases for the San San H and the Ferni H, by extending their duration until June 2016 and amending the purchase price obligations to $9,850 and $9,800, respectively, each at the end of the extended period. As of December 31, 2014, the obligations for these vessels were accounted for as capital leases and the lease payments during each of the years ended December 31, 2014, 2013 and 2012 for both vessels were $1,399, $1,353 and $1,519, respectively.

During the second quarter of 2012, Navios Logistics began the construction of a new conveyor belt in its dry port facility in Nueva Palmira, which became operational in October 2013. As of December 31, 2014, Navios Logistics had paid $22,516 ($743 of which was paid during the year ended December 31, 2014) and the construction of the new conveyor belt had been completed.

Navios Logistics constructed four new tank barges. Two barges were delivered in October and December 2012 and two were delivered in April and June 2013, with a cost of $1,900 each.

On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20,250. These pushboats were delivered in the first quarter of 2014. During the year ended December 31, 2013, Navios Logistics had paid $19,766 and the respective amount was presented under deposits for vessels, port terminals and other fixed assets in the accompanying consolidated balance sheets. During the year ended December 31, 2014, Navios Logistics paid $3,710, representing the balance of the purchase price and other acquisition costs, including transportation.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19,080. These barges were delivered in the second quarter of 2014. During the year ended December 31, 2013, Navios Logistics had paid $11,632 and the respective amount was presented under deposits for vessels, port terminals and other fixed assets in the accompanying consolidated balance sheets. On October 8, 2013, Navios Logistics exercised the option for the construction of additional 36 dry barges based on the same terms of the initial agreement. These barges were delivered in the third quarter of 2014. During the year ended December 31, 2014, Navios Logistics paid $52,672 for both sets of barges, representing the balance of the purchase price and other acquisition costs, including transportation.

On August 22, 2014, Navios Logistics entered into an agreement for the acquisition of a second-hand bunker vessel, which was delivered to its core fleet in September 2014. As of December 31, 2014, Navios Logistics had paid $5,504, representing full purchase price and other costs, including relocation expenses.

NOTE 7: INTANGIBLE ASSETS/LIABILITIES OTHER THAN GOODWILL

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2014

	Acquisition Cost	Accumulated Amortization	Additions/ Write off	Net Book Value December 31, 2014
Trade name	$100,420	$(33,591)	$—	$66,829
Port terminal operating rights(****)	36,152	(8,450)	17,000	44,702
Customer relationships	35,490	(12,421)	—	23,069
Favorable lease terms(*) (***)	207,055	(103,287)	(48,876)	54,892

Total Intangible assets	379,117	(157,749)	(31,876)	189,492
Unfavorable lease terms(**)	(121,028)	98,887	—	(22,141)

Total	$258,089	$(58,862)	$(31,876)	$167,351

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2013

	Acquisition Cost	Accumulated Amortization	Additions / Write off	Net Book Value December 31, 2013
Trade name	$100,420	$(29,738)	$—	$70,682
Port terminal operating rights(****)	34,060	(7,444)	2,092	28,708
Customer relationships	35,490	(10,647)	—	24,843
Favorable lease terms(*) (***)	210,835	(139,624)	(3,780)	67,431

Total Intangible assets	380,805	(187,453)	(1,688)	191,664
Unfavorable lease terms(**)	(121,028)	93,954	—	(27,074)

Total	$259,777	$(93,499)	$(1,688)	$164,590

(*)	As of December 31, 2014 and 2013, intangible assets associated with the favorable lease terms included an amount of $21,782 related to purchase options for the vessels (see Note 2(n)).
(**)	As of December 31, 2014 and 2013, the intangible liability associated with the unfavorable lease terms includes an amount of $9,405 related to purchase options held by third parties (see Note 2(n)). As of December 31, 2014 and 2013, no purchase options held by third parties have been exercised.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(***)	During the years ended December 31, 2014 and 2013, acquisition costs and accumulated amortization of $48,876 and $3,780, respectively, of fully amortized favorable lease terms were written off.
(****)	On March 19, 2013, Navios Logistics acquired Energias Renovables del Sur S.A (“Enresur”), a Uruguayan company, for a total consideration of $2,092. Enersur, as a free zone direct user, holds the right to occupy approximately 29 acres of undeveloped land located in the Nueva Palmira free zone in Uruguay, near to Navios Logistics’ existing port. Navios Logistics accounted for this transaction as an asset acquisition.

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. The acquisitions were accounted for as asset acquisitions. During the year ended December 31, 2014, Navios Logistics paid $10,200 of the purchase price and the remaining balance of $6,800 will be paid in full during the third quarter of 2015 and is presented in the consolidated balance sheet within the caption “Accrued expenses and other liabilities”.

	Amortization Expense and Write Offs Year Ended December 31, 2014	Amortization Expense and Write Offs Year Ended December 31, 2013	Amortization Expense and Write Offs Year Ended December 31, 2012
Trade name	$3,853	$3,853	$3,860
Port terminal operating rights	1,006	983	930
Customer relationships	1,774	1,774	1,775
Favorable lease terms	12,539	12,876	27,652
Unfavorable lease terms	(4,933)	(4,933)	(12,819)

Total	$14,239	$14,553	$21,398

The remaining aggregate amortization of acquired intangibles as of December 31, 2014 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$3,853	$3,860	$3,853	$2,811	$2,811	$49,641	$66,829
Favorable lease terms	11,398	11,324	7,022	641	641	2,084	33,110
Unfavorable lease terms	(3,545)	(2,129)	(1,273)	(1,102)	(1,102)	(3,585)	(12,736)
Port terminal operating rights	1,389	1,389	1,389	1,389	1,389	37,757	44,702
Customer relationships	1,775	1,775	1,775	1,775	1,775	14,194	23,069

Total amortization	$14,870	$16,219	$12,766	$5,514	$5,514	$100,091	$154,974

NOTE 8: INVESTMENTS IN AFFILIATES

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On January 1, 2012, all of Navios Partners’ outstanding subordinated units owned by Navios Holdings converted into 7,621,843 common units of Navios Partners (excluding the Series A Subordinated Units, which are a separate class of subordinated units) (“the Conversion”). The Company concluded that the Conversion resulted in a change in the form of its investment in Navios Partners that was a reconsideration event pursuant to ASC 323-10-15-16a. In connection with that reconsideration, the Company concluded that the common units of Navios Partners, which prior to January 1, 2012 did not meet the definition of common stock or “in-substance common stock,” met the definition of “in-substance common stock” starting January 1, 2012. Although the common units continued to enjoy certain preferences by comparison to the Series A Subordinated Units, the Series A Subordinated Units constituted such a small portion of the capital structure of Navios Partners and, as such, the liquidation preference was not considered to be substantive under ASC 323-10-15-13a. In addition, at the time of the reconsideration, it was known that the Series A Subordinated Units would themselves automatically convert to common units of Navios Partners on June 29, 2012. Accordingly, the Company concluded that the risk and reward profile of the common units and Series A Subordinated Units were substantially the same in accordance with ASC 323-10-15-13b. As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities) is accounted for by the equity method from January 1, 2012. As a result, the carrying value of the available-for sale securities of $82,572 plus the amount reflected in other comprehensive losses of $6,158 (in each case, as of December 31, 2011) was reclassified to “Investments in Affiliates.”

On June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units which have the same distribution rights as all other common unit holders.

In May 2012, Navios Partners completed its public offering of 4,600,000 common units. Navios Holdings paid $1,472 in order to retain its 2.0% general partner interest. Following this offering Navios Holdings’ interest in Navios Partners decreased. The Company deemed that the issuance of shares qualified as a sale of shares by the equity method investee. As a result, a gain of $9,497 was recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2012.

In February and September 2013, Navios Partners completed two public offerings in an aggregate amount of 10,925,000 common units. Navios Holdings paid $3,168 in order to retain its 2.0% general partner interest. Following these offerings Navios Holdings’ interest in Navios Partners decreased. The Company determined that the issuance of shares qualified as sales of shares by the equity method investee. As a result, gains of $15,991 were recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2013.

In February 2014, Navios Partners completed a public offering of 6,325,000 common units. Navios Holdings paid $2,233 in order to retain its 2.0% general partner interest. The Company determined, under the equity method, that the issuance of shares qualified as sales of shares by the investee. As a result, a gain of $11,230 was recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2014.

As of December 31, 2014, Navios Holdings holds a total of 14,223,763 common units and 1,578,763 general partners units, representing a 20.0% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of December 31, 2014 and 2013, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $35,745 and $42,412, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total equity method income and amortization of deferred gain of $36,959, $39,738 and $48,946 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, the carrying amount of the investment in Navios Partners was $114,387 and $110,516, respectively.

Dividends received during the year ended December 31, 2014, 2013 and 2012 were $30,043, $29,461 and $27,916, respectively.

As of December 31, 2014, the market value of the investment in Navios Partners was $155,181.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2014 and 2013, the carrying amount of the investment was $525 and $350, respectively. Dividends received for each of the years ended December 31, 2014, 2013 and 2012 were $271, $433 and $140, respectively.

Navios Acquisition

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

In February 2014, Navios Acquisition completed a public offering of 14,950,000 shares of its common stock. In October 2014, 699,994 Navios Acquisition’s restricted stock awards vested. Following those events and as of December 31, 2014, Navios Holdings had a 43.1% voting and a 46.2% economic interest in Navios Acquisition. The Company determined, under the equity method, that the issuance of shares and the vesting of restricted stock awards qualified as a sale of shares by the investee. As a result, an income of $4,675 was recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2014.

As of December 31, 2014 and 2013, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $1,293 and $12,052, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method income of $19,513 and losses of $20,759 and $1,070 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014 and 2013, the carrying amount of the investment in Navios Acquisition was $224,582 and $219,664, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Dividends received for each of the years ended December 31, 2014, 2013 and 2012 were $14,595, $10,126 and $5,202, respectively.

As of December 31, 2014, the market value of the investment in Navios Acquisition was $261,258.

Navios Europe

On December 18, 2013, Navios Europe acquired ten vessels for aggregate consideration consisting of (i) cash consideration of $127,753 (which was funded with the proceeds of $117,753 from two senior loan facilities (the “Senior Loans”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their ownership interests in Navios Europe) (collectively, the “Navios Term Loans”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan”) with a face amount of $173,367 and fair value of $71,929 as of December 31, 2013. In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe (in each case, in proportion to their ownership interests in Navios Europe) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans”).

On an ongoing basis, Navios Europe is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans) according to a defined waterfall calculation.

The Navios Term Loans will be repaid from the future sale of vessels owned by Navios Europe and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe under ASC 810 and concluded that Navios Europe is a VIE and that they are not the party most closely associated with Navios Europe and, accordingly, is not the primary beneficiary of Navios Europe.

Navios Holdings further evaluated its investment in the common stock of Navios Europe under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe and, therefore, its investment in Navios Europe is accounted for under the equity method.

As of December 31, 2014, the estimated maximum potential loss by Navios Holdings in Navios Europe would have been $13,415 which represents the Company’s carrying value of its investment of $5,602, including accrued interest, plus the Company’s balance of the Navios Revolving Loans of $7,813, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans.

Income of $831 was recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2014 whilst for the year ended December 31, 2013, Navios Europe had minimal operations and therefore, the Company did not record any equity method investee income/(loss).

As of December 31, 2014 and 2013, the carrying amount of the investment in Navios Europe was $4,936 and $4,750, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Summarized financial information of the affiliated companies is presented below:

	December 31, 2014				December 31, 2013
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Europe	Navios Partners	Navios Acquisition	Acropolis	Navios Europe
Current assets	$115,197	$89,528	$2,126	$13,764	$54,484	$120,801	$1,524	$8,224
Non-current assets	1,230,817	1,626,274	21	190,913	1,195,595	1,535,860	22	199,761
Current liabilities	32,275	73,147	450	16,257	15,606	65,400	370	14,792
Non-current liabilities	564,641	1,143,404	—	191,411	527,966	1,128,439	—	194,288

	Year December 31, 2014				Year December 31, 2013				Year December 31, 2012
Income Statement	Navios Partners	Navios Acquisition	Acropolis	Navios Europe	Navios Partners	Navios Acquisition	Acropolis	Navios Europe	Navios Partners	Navios Acquisition	Acropolis	Navios Europe
Revenue	$227,356	$264,877	$2,825	$35,119	$198,159	$202,397	$2,230	$1,152	$205,435	$151,097	$2,262	$—
Net Income/(loss)	74,853	11,371	1,298	(1,896)	59,006	(55,690)	775	(1,096)	95,898	(3,284)	1,237	—

NOTE 9: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2014 and 2013 consisted of the following:

	December 31, 2014	December 31, 2013
Payroll	$12,175	$9,954
Accrued interest	37,846	21,081
Accrued voyage expenses	10,289	8,717
Accrued running costs	23,022	13,270
Provision for losses on voyages in progress	1,893	801
Audit fees and related services	458	1,066
Accrued taxes	4,792	5,175
Professional fees	1,087	934
Dividends	3,081	—
Other accrued expenses	5,877	3,201
Other liability	6,800	—

Total accrued expenses	$107,320	$64,199

NOTE 10: BORROWINGS

Borrowings as of December 31, 2014 and 2013 consisted of the following:

Navios Holdings borrowings	December 31, 2014	December 31, 2013
Commerzbank A.G. ($240,000)	$59,216	$66,086
Loan Facility Credit Agricole ($40,000)	23,702	26,112
Loan Facility Credit Agricole ($23,000)	17,479	18,841
Loan Facility Credit Agricole ($23,000)	17,950	19,350
Loan Facility DVB Bank SE ($72,000)	63,339	36,801
Loan Facility Credit Agricole ($22,500)	20,812	11,250
Loan Facility DVB ($40,000)	35,625	39,125
Alpha Bank ($31,000)	31,000	—
2019 Notes	350,000	350,000
2022 Notes	650,000	650,000

Total Navios Holdings borrowings	$1,269,123	$1,217,565

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics borrowings	December 31, 2014	December 31, 2013
2019 Logistics Senior Notes	$—	$290,000
2022 Logistics Senior Notes	375,000	—
Other long-term loans	459	528

Total Navios Logistics borrowings	$375,459	$290,528

Total	December 31, 2014	December 31, 2013
Total borrowings	$1,644,582	$1,508,093
Plus: unamortized premium	—	3,156
Less: current portion	(24,186)	(19,261)

Total long-term borrowings	$1,620,396	$1,491,988

Navios Holdings loans

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). The net proceeds from the sale of the 2019 Notes were used to redeem any and all of Navios Holdings’ then-outstanding 9.5% Senior Notes due 2014 and pay related transaction fees and expenses and for general corporate purposes.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at any time on or after February 15, 2015, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2014.

Ship Mortgage Notes

In November 2009, the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. (together, the “Mortgage Notes Co-Issuers”) issued $400,000 of first priority ship mortgage notes due on

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

November 1, 2017 at a fixed rate of 8.875% (the “2017 Notes”). In July 2012, the Mortgage Notes Co-Issuers issued an additional $88,000 of the 2017 Notes at par value. On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, the 2017 Notes; and (ii) to repay in full indebtedness of $123,257 relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes. The effect of this transaction was the recognition of a $37,136 loss in the consolidated statement of comprehensive (loss)/income under “Loss on bond and debt extinguishment”, which comprises a $12,142 loss relating to the accelerated amortization of unamortized deferred finance costs and a $24,994 loss relating to cash payments for transaction fees and expenses in connection with the 2017 Notes extinguishment.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time (i) before January 15, 2017, at a redemption price equal to 100% of the principal amount plus a make whole price which is based on a formula calculated using a discount rate of treasury bonds plus 50 basis points, and (ii) on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2014.

Secured credit facilities

The majority of the Company’s senior secured credit facilities include maintenance covenants, including (i) loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, (ii) minimum liquidity and (iii) total liabilities divided by total assets. As of December 31, 2014, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities outlined below.

HSH/Commerzbank Facility: In February 2007, Navios Holdings entered into a secured loan facility with HSH Nordbank and Commerzbank AG. The facility was initially composed of a $280,000 term loan facility and a $120,000 reducing revolving facility and it has been amended and repaid as certain vessels have been sold.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In December 2007, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $154,000 in order to partially finance the construction of two Capesize bulk carriers. The interest rate of the amended facility was based on a margin of 175 basis points. On November 29, 2013, the Company repaid in full the loan using a portion of the proceeds of the 2022 Notes.

In August 2009, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $75,000 to partially finance the acquisition costs of two Capesize vessels. The loan bears interest at a rate of LIBOR plus 175 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. As of December 31, 2014, the outstanding amount under the loan facility was repayable in 13 semi-annual equal installments of $1,206 with a final balloon payment of $8,022 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. As of December 31, 2014, the outstanding amount under this facility was $23,702.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2014, the facility is repayable in 15 semi-annual equal installments of $681, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2014, the outstanding amount under this facility was $17,479.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2014, the outstanding amount under the loan facility was repayable in 15 semi-annual equal installments of $700 after the drawdown date, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2014, the outstanding amount under this facility was $17,950.

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two equal tranches, in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. As of December 31, 2014, Navios Asia had drawn the whole available amount. Each tranche is repayable in ten equal semi-annual installments of $563, with a final balloon payment of $5,625 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2014, the outstanding amount of the loan was $20,812.

DNB Facilities: In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. The loan bears interest at a rate of LIBOR plus 275 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. As of December 31, 2014, the third tranche of the facility is repayable in 18 quarterly installments of $882, with a final balloon payment of $13,814 on the last payment date; and the fourth tranche of the facility is repayable in 24 quarterly installments of $835, with a final balloon payment of $9,488 on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2014, the outstanding amount was $59,216.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a handysize vessel; and (ii) the second tranche is for an amount of up to $16,000 to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 basis points and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, entering into a new tranche for an amount of $30,000 in order to finance the acquisition of the Navios Gem, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2014, Navios Holdings had drawn $26,000, $14,950 and $30,000 under each tranche. As of December 31, 2014, the first tranche is repayable in 21 quarterly installments of $362, with a final balloon payment of $14,412 on the last repayment date, the second tranche is repayable in 22 quarterly installments of $269, with a final balloon payment of $6,344 on the last repayment date and the third tranche is repayable in 22 quarterly installments of $469, with a final balloon payment of $18,750 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2014, the total outstanding amount was $63,339.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2014, Navios Holdings had drawn the entire available amount under the facility. As of December 31, 2014, the facility is repayable in three quarterly installments of $875, followed by 12 quarterly installments of $1,000, with a final balloon payment of $21,000 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2014, the outstanding amount was $35,625.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of $31,000 in order to finance part of the acquisition of a 2012-built 179,515 dwt Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2014, Navios Holdings had drawn the entire available amount under the facility. As of December 31, 2014, the facility is repayable in 32 quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date and the outstanding amount was $31,000. The loan facility requires compliance with certain financial covenants.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2019 Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

Navios Logistics loans

2019 Logistics Senior Notes

On April 12, 2011, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together, the “Logistics Co-Issuers”) issued $200,000 in aggregate principal amount of senior notes due on April 15, 2019 at a fixed rate of 9.25% (the “Existing 2019 Logistics Senior Notes”). On March 12, 2013, the Logistics Co-Issuers issued $90,000 in aggregate principal amount of 9.25% Logistics Senior Notes due 2019 (the “Additional 2019 Logistics Senior Notes”, and together with the Existing 2019 Logistics Senior Notes, the “2019 Logistics Senior Notes”) at a premium, with a price of 103.750%.

On May 5, 2014, the Logistics Co-Issuers completed a cash tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Logistics Senior Notes, for any and all of their outstanding 2019 Logistics Senior Notes. After the purchase by the Logistics Co-Issuers of all of the 2019 Logistics Senior Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the Logistics Co-Issuers redeemed for cash all the 2019 Logistics Senior Notes that remained outstanding after the completion of the Tender Offer, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27,281 loss in the consolidated statement of comprehensive loss under “Loss on bond and debt extinguishment”, consisting of a $7,881 loss relating to the accelerated amortization of the unamortized deferred finance costs, a $3,095 gain relating to the accelerated amortization of unamortized Additional 2019 Logistics Senior Notes premium and a $22,495 loss relating to tender premium fees and expenses.

2022 Logistics Senior Notes

On April 22, 2014, the Logistics Co-Issuers completed the sale of $375,000 in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”) and Naviera Alto Parana S.A. (“Naviera Alto Parana”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time (i) before May 1, 2017, at a redemption price equal to 100% of the principal amount plus

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

the applicable make-whole premium plus accrued and unpaid interest, if any, to the redemption date and (ii) on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. At any time before May 1, 2017, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2022 Logistics Senior Notes with the net proceeds of an equity offering at 107.250% of the principal amount of the 2022 Logistics Senior Notes, plus accrued and unpaid interest, if any, to the redemption date so long as at least 65% of the originally issued aggregate principal amount of the 2022 Logistics Senior Notes remains outstanding after such redemption. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics properties and assets and creation or designation of restricted subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2014.

Other indebtedness

In connection with the acquisition of Hidronave South American Logistics S.A. (“Hidronave”) on October 29, 2009, Navios Logistics assumed a $817 loan facility that was in 2001 in order to finance the construction of a pushboat (Nazira). As of December 31, 2014, the outstanding loan balance was $459. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

During the year ended December 31, 2014, the Company paid $20,761 relating to scheduled repayment installments.

The annual weighted average interest rates of the Company’s total borrowings were 7.18%, 7.75% and 7.32% for the year ended December 31, 2014, 2013 and 2012, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2014, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2015	$24,186
2016	24,561
2017	24,561
2018	50,187
2019	386,540
2020 and thereafter	1,134,547

Total	$1,644,582

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 11: FAIR VALUE OF FINANCIAL INSTRUMENTS

Forward Freight Agreements (FFAs)

Dry bulk shipping FFAs generally have the following characteristics: they cover periods from one month to one year; they can be based on time charter rates or freight rates on specific quoted routes; they are executed between two parties and give rise to a certain degree of credit risk depending on the counterparties involved and they are settled monthly based on publicly quoted indices.

At December 31, 2014 and 2013, none of the “mark-to-market” positions of the open dry bulk FFA contracts, qualified for hedge accounting treatment. Dry bulk FFAs traded by the Company that do not qualify for hedge accounting are shown at fair value through the consolidated statements of comprehensive (loss)/income.

The net losses from FFAs recorded in the consolidated statements of comprehensive (loss)/income amounted to $0, $260 and $196, for the years ended December 31, 2014, 2013 and 2012, respectively.

During each of the years ended December 31, 2014, 2013 and 2012, the changes in net unrealized losses on FFAs amounted to $0, $(69) and $(124), respectively.

Fair value of financial instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates their fair value. The 2019 Notes, the 2022 Notes, the 2019 and 2022 Logistics Senior Notes and the Navios Logistics loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Loan receivable from affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Long-term receivable from affiliate companies: The carrying amount of the floating rate receivable approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the consolidated statements of comprehensive income/(loss).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2014		December 31, 2013
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$247,556	$247,556	$187,831	$187,831
Restricted cash	$2,564	$2,564	$2,041	$2,041
Investments in available-for-sale-securities	$6,701	$6,701	$7,660	$7,660
Loan receivable from affiliate companies	$7,791	$7,791	$2,660	$2,660
Long-term receivable from affiliate companies	$9,625	$9,625	$5,144	$5,144
Capital lease obligations, including current portion	$(22,360)	$(22,360)	$(23,759)	$(23,759)
Senior and ship mortgage notes, including premium	$(1,375,000)	$(1,300,021)	$(1,293,156)	$(1,326,897)
Long-term debt, including current portion	$(269,582)	$(269,582)	$(218,093)	$(218,093)

The following tables set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2014
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$6,701	$6,701	$—	$—

Total	$6,701	$6,701	$—	$—

	Fair Value Measurements as of December 31, 2013
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$7,660	$7,660	$—	$—

Total	$7,660	$7,660	$—	$—

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$247,556	$247,556	$—	$—
Restricted cash	$2,564	$2,564	$—	$—
Senior and ship mortgage notes	$(1,300,021)	$(1,300,021)	$—	$—
Capital lease obligations, including current portion(1)	$(22,360)	$—	$(22,360)	$—
Long-term debt, including current portion(1)	$(269,582)	$—	$(269,582)	$—
Loan receivable from affiliate companies(2)	$7,791	$—	$7,791	$—
Long-term receivable from affiliate companies(2)	$9,625	$—	$9,625	$—

	Fair Value Measurements at December 31, 2013
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$187,831	$187,831	$—	$—
Restricted cash	$2,041	$2,041	$—	$—
Senior and ship mortgage notes, including premium	$(1,326,897)	$(1,326,897)	$—	$—
Capital lease obligations, including current portion(1)	$(23,759)	$—	$(23,759)	$—
Long-term debt, including current portion(1)	$(218,093)	$—	$(218,093)	$—
Loan receivable from affiliate companies(2)	$2,660	$—	$2,660	$—
Long-term receivable from affiliate companies(2)	$5,144	$—	$5,144	$—

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate companies and long-term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 12: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2014, 2013 and 2012, were approximately $101, $97 and $119, respectively, which included a discretionary contribution of $17, $14, and $15, respectively.

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

Stock Plan

The Company has awarded shares of restricted stock and restricted stock units to its employees, officers and directors. The restriction lapses in two or three equal tranches, over the requisite service periods, of one, two and three years from the grant date. The Company has also awarded stock options to its officers and directors only, based on service conditions, which vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option expires seven years after its grant date.

On December 11, 2013, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vest all at once upon achievement of the internal performance criteria and completion of a service period on April 30, 2015. As of December 31, 2014, the Company determined that it is probable that the performance criteria of these awards would be met and recognized a compensation expense of $3,753.

On December 15, 2014, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vest all at once upon achievement of the internal performance criteria and completion of a service period on June 2, 2016.

The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•	Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised during each of the years ended December 31, 2014 (143,189), 2013 (153,556), 2012 (29,251), 2011 (130,578) and 2010 (130,577) was small in relation to the total number of options granted. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

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

•	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate, which equals the historical estimate, for the service conditions option awards is 47.06%, 42.62% and 43.87% for 2014, 2013 and 2012, respectively, and for the performance conditions option awards is 58.78% and 41.48% for 2014 and 2013, respectively.

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

•

Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. For the service conditions option awards, the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

4.5 year yield-to-maturity rate as of the grant date is 1.44%, 1.28% and 0.68% for 2014, 2013 and 2012, respectively. For the performance conditions option awards, the one year yield-to-maturity rate as of the grant date is 0.22% and 0.13% for 2014 and 2013, respectively.

The fair value of restricted stock and restricted stock unit grants excludes dividends to which holders of restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted stock and restricted stock units grant is $0.06 for 2014, 2013 and 2012.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2014 was $1.14, $3.64 and $3.64, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2013 was $2.11, $8.63 and $8.63, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2012 was $0.84, $3.44 and $3.44, respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $7,719, $5,021 and $4,712 for the years ended December 31, 2014, 2013 and 2012, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive (loss)/income. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Options
Outstanding as of December 31, 2011	3,302,671	$5.52	5.77	$7,317
Vested at December 31, 2011	643,824	—	—	—
Exercisable at December 31, 2011	522,934	—	—	—
Exercised	(29,251)	—	—	(36)
Granted	1,344,357	3.44	—	700

Outstanding as of December 31, 2012	4,617,777	4.93	5.42	7,981
Vested at December 31, 2012	901,520	—	—	—
Exercisable at December 31, 2012	841,644	—	—	—
Exercised	(153,556)	—	—	(216)
Granted	674,809	8.63	—	1,444

Outstanding as of December 31, 2013	5,139,030	5.50	4.81	9,209
Vested at December 31, 2013	911,493	—	—	—
Exercisable at December 31, 2013	753,562	—	—	—
Exercised	(143,189)	—	—	(273)
Forfeited or expired	(314,250)	—	—	(1,610)
Granted	1,123,003	3.64	—	1,084

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Outstanding as of December 31, 2014	5,804,594	4.57	4.64	8,410
Vested at December 31, 2014	1,643,665	—	—	—
Exercisable at December 31, 2014	1,500,476	—	—	—
Restricted stock and restricted stock units

Non Vested as of December 31, 2011	1,287,176	—	2.49	5,653
Granted	832,028	—	—	2,862
Vested	(553,846)	—	—	(2,565)
Forfeited or expired	(9,166)	—	—	(42)

Non Vested as of December 31, 2012	1,556,192	—	1.81	5,908
Granted	886,437	—	—	7,650
Vested	(546,194)	—	—	(2,287)
Forfeited or expired	(12,452)	—	—	(51)

Non Vested as of December 31, 2013	1,883,983	—	1.40	11,220
Granted	1,175,353	—	—	4,278
Vested	(1,058,903)	—	—	(4,580)
Forfeited or expired	(3,089)	—	—	(19)

Non Vested as of December 31, 2014	1,997,344	$—	2.00	$10,899

The estimated compensation cost relating to service conditions of non-vested (i) stock options and (ii) restricted stock and restricted stock unit awards, not yet recognized was $1,019 and $3,697, respectively, as of December 31, 2014 and is expected to be recognized over the weighted average period of 4.56 years.

The estimated compensation cost relating to performance conditions of non-vested (i) stock options and (ii) restricted stock and restricted stock unit awards, not yet recognized was $422 and $2,212, respectively, as of December 31, 2014 and is expected to be recognized when it is probable that the performance criteria will be met.

NOTE 13: COMMITMENTS AND CONTINGENCIES

As of December 31, 2014, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2013: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In connection with the acquisition of Horamar on January 1, 2008, Navios Logistics recorded liabilities for certain pre-acquisition contingencies that were included in the allocation of the purchase price based on their respective fair values. As it relates to these contingencies, the prior owners of Horamar agreed to indemnify Navios Logistics in the event that any of the above contingencies materialize before agreed-upon dates, extending to various dates by 2021. As of December 31, 2014, the remaining liability related to these pre-acquisition contingencies amounted to $81 (December 31, 2013: $829) and was entirely offset by an indemnification asset for the same amount, which was reflected in other long-term assets.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2016.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through April 2026.

As of December 31, 2014, the Company had future remaining contractual deposits for two newbuilding owned vessels, which are expected to be delivered in the third and fourth quarter of 2015. Navios Logistics had obligations related to the acquisition of three new pushboats, the payment of the deferred considerations for the acquisition of two companies, who hold the right to occupy approximately 53 acres of land located in the Nueva Palmira free zone in Uruguay and the remaining installments for the acquisition of the chartered-in fleet consisting of one pushboat and three liquid barges of $15,996, $6,800 and $7,510, respectively. The table below reflects the remaining future payments of these commitments.

	Dry bulk Vessels	Navios Logistics
2015	$62,850	$28,380
2016	—	1,926

Total	$62,850	$30,306

NOTE 14: LEASES

Chartered-in vessels, barges, pushboats and office space:

As of December 31, 2014, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges, pushboats and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2015	$67,450	$11,909	$3,275
2016	58,136	24,185	3,083
2017	51,877	39,756	2,821
2018	49,904	39,876	1,832
2019	42,395	39,876	958
2020 and thereafter	66,403	186,330	98

Total	$336,165	$341,932	$12,067

Charter hire expense for Navios Holdings chartered-in vessels amounted to $111,337, $116,962 and $112,536, for each of the years ended December 31, 2014, 2013 and 2012, respectively. Charter hire expense for logistics business chartered-in vessels amounted to $2,468, $1,286 and $3,587, for each of the years ended December 31, 2014, 2013 and 2012, respectively.

Rent expense for office space amounted to $2,804, $2,899, and $2,267 for each of the years ended December 31, 2014, 2013 and 2012, respectively. The Company leases approximately 16,703 square feet of

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

space at 825 3rd Avenue, New York, New York, pursuant to a lease that expires in April 2019. The Company also leases approximately 4,136 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019. The Company also leases office space in Monaco pursuant to a lease that expires on June 2015. The Company also leases approximately 632 square meters of office space in Antwerp, Belgium pursuant to a lease that expires in 2019.

Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire on various dates through 2025. The above table incorporates the lease commitments on all offices as disclosed above.

Chartered-out vessels, barges and pushboats:

The future minimum revenue, net of commissions, (i) for dry bulk vessels, expected to be earned on non-cancelable time charters and (ii) for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports, are as follows:

	Dry bulk vessels	Logistics business
2015	$40,693	$166,311
2016	11,124	107,440
2017	10,715	43,392
2018	10,715	23,354
2019	10,715	22,515
2020 and thereafter	9,893	11,087

Total minimum revenue, net of commissions	$93,855	$374,099

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 15: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €943 (approximately $1,253) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the years ended December 31, 2014, 2013 and 2012 were $2, $41 and $45, respectively. Included in the trade accounts payable at December 31, 2014 and 2013 was an amount due to Acropolis of $78 and $76, respectively.

Vessels charter hire: In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the first year and $13.5 for the second year, plus 50/50 profit sharing based on actual

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra, a 1995-built Panamax vessel. The term of this charter is approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter is approximately one year, at a net daily rate of $12.0 plus profit sharing, with two six-month extension options granted to the Company. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, at a net daily rate of $11.0 plus profit sharing, for six months with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners will receive 100% of the first $2.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter is approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately another six months at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings.

In July 2013, the Company chartered-in from Navios Partners the Navios Melodia, a 2010-built Capesize vessel for a net daily rate of $15.0. The contract was completed in October 2013.

In July 2013, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013. In August 2014, the Company chartered-in the Navios Pollux, for approximately three months at a net daily rate of $21.3. The contract was completed in November 2014.

Total charter hire expense for all vessels for the years ended December 31, 2014, 2013 and 2012 was $28,162, $22,386 and $7,484, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. The daily fees were $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $50,359, $36,173 and $31,689, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily rate to $9.5 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $95,827, $71,392 and $47,043, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2014, 2013 and 2012 amounted to $20,098, $645 and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the year ended December 31, 2014, 2013 and 2012 amounted to $1,672, $0 and $0, respectively, and are presented net under the caption “Direct vessel expenses”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Partners Guarantee: Contemporaneously with the Insurance Restructuring (as defined in Note 23), in November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2014, no claims had been submitted to Navios Holdings.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2014, 2013 and 2012 amounted to $6,090, $4,366 and $3,883, respectively.

On May 28, 2010, Navios Holdings entered into an administrative services agreement with Navios Acquisition, pursuant to which Navios Holdings provides office space and certain administrative management services to Navios Acquisition. In May 2014, Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2014, 2013 and 2012 amounted to $7,314, $3,477 and $2,111, respectively.

On April 12, 2011, Navios Holdings entered into an administrative services agreement with Navios Logistics for a term of five years, pursuant to which Navios Holdings will provide certain administrative management services to Navios Logistics. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2014, 2013 and 2012 amounted to $760, $740 and $600, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for years ended December 31, 2014, 2013 and 2012 amounted to $800, $25 and $0, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for years ended December 31, 2014, 2013 and 2012 amounted to $96, $0 and $0, respectively.

Balance due from affiliates (excluding Navios Europe): Balance due from affiliates as of December 31, 2014 amounted to $33,400 (December 31, 2013: $12,064) which included the current amounts due from Navios Partners, Navios Acquisition and Navios Midstream, which were $1,575 (December 31, 2013: $390), $22,138 (December 31, 2013: $6,530) and $62 (December 31, 2013: $0), respectively, and the non-current amount of $9,625 (December 31, 2013: $5,144) due from Navios Acquisition. The balances mainly consisted of management fees, administrative fees, drydocking and other expenses and amounts payable.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Omnibus agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for container vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2014, Navios Holdings had not exercised any part of that option.

Sale of vessels and sale of rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2014 and 2013, the unamortized deferred gain for all vessels and rights sold totaled $16,301 and $21,578, respectively. For the years ended December 31, 2014, 2013 and 2012, Navios Holdings recognized $5,278, $6,881 and $12,652 of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 8 and Note 25 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Holdings Credit Facilities: Navios Acquisition entered into a $40,000 credit facility with Navios Holdings in 2010, which was amended in 2010, 2011 and 2014, and matures in December 2015. The facility is available for multiple drawings up to a limit of $40,000 and has a margin of LIBOR plus 300 basis points. As of December 31, 2014 and 2013, there was no outstanding amount under this facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200,000 for general corporate purposes. The facility provided for an arrangement fee of $4,000, bared a fixed interest of 600 bps and matured on December 29, 2014. As of December 31, 2014, the facility was fully repaid.

Balance due from Navios Europe: Balance due from Navios Europe as of December 31, 2014 amounted to $4,087 (December 31, 2013: $1,407) which included the current amounts of $3,421 (December 31, 2013: $1,407) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans (as defined in Note 8) and other expenses and the non-current amount of $666 (December 31, 2013: $0) related to the accrued interest income earned under the Navios Term Loans (as defined in Note 8).

The Navios Revolving Loans and the Navios Term Loans earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2014, the outstanding amount relating to the Navios Revolving Loans is $7,125 (December 31, 2013: $2,660), under the caption “Loan receivable from affiliate companies”. As of December 31, 2014, the amount undrawn under the Revolving Loans was $9,100, of which Navios Holdings is committed to fund $4,323.

NOTE 16: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During 2014, pursuant to the stock plan approved by the Board of Directors, 15,000, 30,303, 19,626, 55,860 and 22,400 shares were issued following the exercise of options for cash at an exercise price of $3.18, $3.81, $5.87, $5.15 and $3.44 per share, respectively, for a total of $643.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On December 15, 2014, pursuant to the stock plan approved by the Board of Directors, Navios Holdings granted to its employees 1,151,052 shares of restricted common stock, 24,301 restricted stock units and 1,123,003 stock options.

During 2013, pursuant to the stock plan approved by the Board of Directors, 106,032, 29,243, 10,969 and 7,312 shares were issued following the exercise of options for cash at an exercise price of $3.18, $3.81, $5.87 and $5.15 per share, respectively, for a total of $551.

On December 11, 2013, pursuant to the stock plan approved by the Board of Directors, Navios Holdings issued to its employees 856,437 shares of restricted common stock, 30,000 restricted stock units and 674,809 stock options.

Vested, Surrendered and Forfeited

During 2014, 41,748 restricted stock units, issued to the Company’s employees in 2013, 2012 and 2011, vested.

During 2013, 21,463 restricted stock units, issued to the Company’s employees in 2012, 2011 and 2010, vested.

During the year ended December 31, 2014 and 2013, 24,248 and 25,836 restricted shares of common stock, respectively, were forfeited upon termination of employment.

As of December 31, 2014, 314,250 stock options expired.

Issuance of Cumulative Perpetual Preferred Stock

On January 28, 2014, the Company completed the sale of the Series G raising net proceeds of $47,846 (after deducting underwriting discounts and offering expenses).

On July 8, 2014, the Company completed the sale of the Series H raising net proceeds of $115,756 (after deducting underwriting discounts and offering expenses).

Conversion of Preferred Stock

During the year ended December 31, 2014, 1,410 shares of convertible preferred stock were automatically converted into 1,410,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms.

Navios Holdings had outstanding as of December 31, 2014 and 2013, 105,831,718 and 104,261,029 shares of common stock, respectively, and 75,069 (20,000 Series G, 48,000 Series H and 7,069 shares of convertible preferred stock) and 8,479 shares of convertible preferred stock, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 17: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012
Interest expense	$109,550	$105,421	$99,887
Amortization and write-off of deferred financing costs	4,061	5,384	6,309
Other	49	—	—

Interest expense and finance cost	$113,660	$110,805	$106,196

NOTE 18: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry bulk Vessel Operations business consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight, and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income/(loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2014	Logistics Business for the Year Ended December 31, 2014	Total for the Year Ended December 31, 2014
Revenue	$300,242	$268,774	$569,016
Administrative fee revenue from affiliates	14,300	—	14,300
Interest income	5,224	291	5,515
Interest expense and finance cost	(85,823)	(27,837)	(113,660)
Depreciation and amortization	(79,603)	(25,087)	(104,690)
Equity in net earnings of affiliated companies	57,751	—	57,751
Net loss attributable to Navios Holdings common stockholders	(45,541)	(10,662)	(56,203)
Total assets	2,550,317	609,072	3,159,389
Goodwill	56,240	104,096	160,336
Capital expenditures	(145,840)	(91,658)	(237,498)
Investment in affiliates	344,453	—	344,453
Cash and cash equivalents	175,625	71,931	247,556
Restricted cash	2,564	—	2,564
Long-term debt (including current and noncurrent portion)	$1,269,123	$375,459	$1,644,582

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2013	Logistics Business for the Year Ended December 31, 2013	Total for the Year Ended December 31, 2013
Revenue	$275,195	$237,084	$512,279
Administrative fee revenue from affiliates	7,868	—	7,868
Interest income	2,080	219	2,299
Interest expense and finance cost	(85,657)	(25,148)	(110,805)
Depreciation and amortization	(74,770)	(23,354)	(98,124)
Equity in net earnings of affiliated companies	19,344	—	19,344
Net (loss)/income attributable to Navios Holdings common stockholders	(115,264)	6,201	(109,063)
Total assets	2,393,364	526,249	2,919,613
Goodwill	56,240	104,096	160,336
Capital expenditures	(86,538)	(59,396)	(145,934)
Investment in affiliates	335,303	—	335,303
Cash and cash equivalents	101,263	86,568	187,831
Restricted cash	2,041	—	2,041
Long-term debt (including current and noncurrent portion)	$1,217,565	$293,684	$1,511,249

	Dry Bulk Vessel Operations for the Year Ended December 31, 2012	Logistics Business for the Year Ended December 31, 2012	Total for the Year Ended December 31, 2012
Revenue	$369,461	$247,033	$616,494
Administrative fee revenue from affiliates	5,994	—	5,994
Interest income	2,329	388	2,717
Interest expense and finance cost	(86,139)	(20,057)	(106,196)
Depreciation and amortization	(81,267)	(26,939)	(108,206)
Equity in net earnings of affiliated companies	48,228	—	48,228
Net income attributable to Navios Holdings common stockholders	175,388	97	175,485
Total assets	2,490,929	450,533	2,941,462
Goodwill	56,240	104,096	160,336
Capital expenditures	(40,024)	(17,666)	(57,690)
Investment in affiliates	197,291	—	197,291
Cash and cash equivalents	212,330	45,538	257,868
Restricted cash	24,704	—	24,704
Long-term debt (including current and noncurrent portion)	$1,157,614	$200,598	$1,358,212

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table sets out the Company’s revenue by geographic region. Dry bulk Vessel Operations (excluding administrative fee revenue from affiliates) and Logistics Business revenue are allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Logistics business operates different types of tanker vessels, pushboats, and wet and dry barges for delivering a wide range of products between ports in the Paraná, Paraguay and Uruguay River systems in South America (commonly known as the “Hidrovia” or the “waterway”).

Revenues from specific geographic regions which contribute over 10% of revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
North America	$30,299	$17,487	$14,622
Europe	173,100	141,464	127,521
Asia	84,766	99,636	225,366
South America	275,327	241,852	247,033
Other	5,524	11,840	1,952

Total	$569,016	$512,279	$616,494

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $1,486,486 and $1,409,166 at December 31, 2014 and 2013, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics business amounted to $462,986 and $392,190 at December 31, 2014 and 2013, respectively.

NOTE 19: (LOSS)/EARNINGS PER COMMON SHARE

(Loss)/earnings per share are calculated by dividing net (loss)/income by the weighted average number of shares of Navios Holdings outstanding during the period.

For the year ended December 31, 2014, 3,437,148 potential common shares and 7,950,425 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For the year ended December 31, 2013, 2,649,796 potential common shares and 8,479,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share), and are therefore excluded from the calculation of diluted net loss per share.

	Year ended December 31, 2014	Year ended December 31, 2013	Year ended December 31, 2012
Numerator:
Net (loss)/income attributable to Navios Holdings common stockholders	$(56,203)	$(109,063)	$175,485
Less:
Dividend on Preferred Stock and on unvested restricted shares	(10,773)	(1,927)	(1,705)

(Loss)/income available to Navios Holdings common stockholders, basic	$(66,976)	$(110,990)	$173,780

Plus:
Dividend on Preferred Stock and on unvested restricted shares	—	—	1,705

(Loss)/income available to Navios Holdings common stockholders, diluted	$(66,976)	$(110,990)	$175,485

Denominator:
Denominator for basic net (loss)/income per share attributable to Navios Holdings stockholders — weighted average shares	103,476,614	101,854,415	101,232,720
Dilutive potential common shares — weighted average restricted stock and restricted units	—	—	1,322,038
Convertible preferred stock and convertible debt	—	—	8,479,000
Dilutive effect of securities	—	—	9,801,038
Denominator for diluted net (loss)/income per share attributable to Navios Holdings stockholders — adjusted weighted shares and assumed conversions	103,476,614	101,854,415	111,033,758

Basic net (loss)/earnings per share attributable to Navios Holdings stockholders	$(0.65)	$(1.09)	$1.72

Diluted net (loss)/earnings per share attributable to Navios Holdings stockholders	$(0.65)	$(1.09)	$1.58

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 20: INCOME TAXES

Marshall Islands, Greece, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands, Greece, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in direct vessel expenses in the accompanying consolidated statements of comprehensive (loss)/income.

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

In Belgium, profit from ocean shipping is taxable based on the tonnage of the sea-going vessels from which the profit is obtained (“tonnage tax”).

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company that is treated for U.S. federal income tax purposes as earning such income meets certain requirements set forth in Section 883 of the Code and the U.S. Treasury regulations thereunder. Among other things, in order to qualify for this exemption, each relevant company must be incorporated in a country which grants an “equivalent exemption” from income taxes to U.S. corporations. In addition, either (i) the stock of each relevant company must be treated under Section 883 of the Code and the U.S. Treasury regulations thereunder as “primarily traded” and “regularly traded” on an “established securities market” in the United States or in another country that grants an “equivalent exemption” or (ii) more than 50% of the value of the stock of each relevant company must be owned, directly or indirectly, by (a) individuals who are residents in countries that grant an “equivalent exemption,” (b) foreign corporations organized in countries that grant an “equivalent exemption” and that meet the test described in (i) and/or (c) certain other shareholders described in Section 883 of the Code and the U.S. Treasury regulations thereunder. The management of the Company believes that the Company and each of its relevant subsidiaries qualifies for the tax exemption under Section 883 of the Code, provided that the Company’s common stock represents more than 50% of the total combined voting power of classes of the Company’s stock entitled to vote and of the total value of the Company’s stock, and less than 50% of the Company’s common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own more 5% or more of the vote and value of the Company’s common stock, but no assurance can be given that this will remain so in the future.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2014, 2013 and 2012 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA is located in a tax free zone and is not liable to income or other tax. Navios Logistics’ operations in Uruguay are exempted from income taxes.

Income tax liabilities of the Argentinean companies for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year, local companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Minima Presunta” or Alternative Minimum Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Alternative Minimum Tax. However, if the Alternative Minimum Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Alternative Minimum Tax that may arise in the next ten fiscal years.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2014 (4.9% and 4.7% for 2013 and 2012, respectively).

There are two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. Alternatively, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2014.

During the year ended December 31, 2013, Navios Logistics decided to merge certain subsidiaries in Paraguay. As a result of the merger, Navios Logistics distributed specifically identified earnings, which were offset by retained net losses of $43,475. Navios Logistics’ decision to merge the subsidiaries resulted in a one-off income tax benefit in deferred income tax of $4,333 in 2013.

The Company’s deferred taxes as of December 31, 2014 and 2013, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar acquisition.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

earnings in the quarter of such change. Kleimar’s open tax years are 2007 and onwards. Argentinean companies have open tax years ranging from 2007 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2008 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 21: NONCONTROLLING INTEREST

Navios Logistics

On July 10, 2013, Navios Logistics became the sole shareholder of Hidronave by acquiring the remaining 49.0% noncontrolling interest for a total cash consideration of $750. The transaction was considered a step acquisition (with control maintained by Navios Logistics) and was accounted for as an equity transaction.

Navios Asia

On May 14, 2013, Navios Holdings formed Navios Asia. As of December 31, 2013, Navios Asia was owned 51.0% by Diesis Shipmanagement Ltd., a wholly owned subsidiary of Navios Holdings. During the years ended December 31, 2013 and 2014, the Company recorded income of $145 and $182, respectively, in the statement of comprehensive (loss)/income within the caption “Net loss/(income) attributable to the noncontrolling interest”. The noncontrolling shareholders’ contribution for the acquisition of the N Amalthia, including working capital needs, and N Bonanza in December 2013 and January 2014 was $3,905 and 3,484, respectively. In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0% for a total cash consideration of $10,889.

NOTE 22: INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

On January 1, 2012, all of Navios Partners’ outstanding subordinated units owned by Navios Holdings converted into 7,621,843 common units of Navios Partners (excluding the Series A subordinated units, which are a separate class of subordinated units). As a result, the Company’s entire investment in Navios Partners (a portion of which was previously accounted for as available-for-sale securities) is accounted for by the equity method from January 1, 2012.

During the years ended December 31, 2013 and 2012, the Company received shares of Korea Line Corporation (“KLC”) as partial compensation for the claims filed under the Korean court for all unpaid amounts by KLC in respect of the employment of the vessels. The shares were valued at fair value upon the day of issuance. As of both December 31, 2014 and 2013, the Company retained a total of 314,077 KLC shares.

The shares received from KLC were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). The Company has no other types of available-for-sale securities.

As of December 31, 2014 and 2013, the carrying amount of the available-for-sale securities related to KLC was $6,701 and $7,660, respectively. The unrealized holding losses related to these AFS Securities included in “Accumulated other comprehensive loss” were $578, $11,172 and $558 as of December 31, 2014, 2013 and 2012, respectively. As of June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive (loss)/income of $11,553. The respective loss was included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/income. There were no OTTI losses during the years ended December 31, 2013 and 2012.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 23: OTHER INCOME – OTHER EXPENSE

On November 15, 2012, Navios Holdings agreed with its credit default insurer to restructure its existing insurance policy (the “Charter Insurance”) with respect to counterparty defaults pursuant to certain charter agreements (the “Insurance Restructuring”). In connection with the Insurance Restructuring, Navios Holdings received a one-time upfront cash payment equal to $175,433 and agreed to maintain certain long-term charters under the Charter Insurance. Contemporaneously, the Company entered into an agreement with Navios Partners that provided Navios Partners with guarantees against counterparty default (up to $20,000) on certain existing charters (the “Navios Partners Guarantee”) (see also Note 15). The one-time upfront cash payment was accounted for as follows:

•	$168,013 of the proceeds, which represented the irrevocable/non-refundable portion of the total proceeds, were recorded immediately in the statements of comprehensive (loss)/income within the caption “Other income”; and

•	$7,420 of the proceeds, which represents reimbursements for insurance claims submitted for the period prior to the date of the restructuring, were recorded immediately in the statements of comprehensive (loss)/income within the caption “Revenue.”

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

During the year ended December 31, 2013, the Company received shares of KLC as discussed in Note 22 above, which were valued at fair value upon the day of issuance. As a result of the valuation of the KLC shares and settlement in full of KLC’s claims, the Company also recorded income of $14,995 in the statement of comprehensive (loss)/income within the caption “Other income”.

As of March 25, 2014, the Company terminated the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4,044. From the total compensation, $3,551 was recorded immediately in the statement of other comprehensive (loss)/income within the caption “Other income” and the remaining amount within the caption “Revenue”, representing reimbursements for insurance claims submitted for the period prior to the date of the termination of the credit default insurance policy. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

In May 2014, Navios Holdings received cash compensation of $7,203 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Holdings has no continuing obligation to provide any further services to the counterparty or any further recourse or obligation to the third party to which it sold the claim and has therefore recognized the entire compensation received immediately in the statement of comprehensive (loss)/income within the caption of “Other income”.

During the years ended December 31, 2014, 2013 and 2012, taxes other than income taxes of Navios Logistics amounted to $9,275, $7,912 and $8,212, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other expense”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 24: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes, issued on January 28, 2011, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0% noncontrolling interest. From that point onwards, Navios Asia and its subsidiaries became guarantors under the 2019 Notes and the following footnote has been adjusted to reflect Navios Asia and its subsidiaries as guarantors.

The Company revised the classification of certain amounts in its consolidated statements of comprehensive (loss)/income. See Note 2(a) “Basis of Presentation” for amounts reclassified.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive loss for the year ended December 31, 2014
Revenue	$—	$300,242	$268,774	$—	$569,016
Administrative fee revenue from affiliates	—	14,300	—	—	14,300
Time charter, voyage and logistics business expenses	—	(157,640)	(105,664)	—	(263,304)
Direct vessel expenses	—	(52,039)	(78,025)	—	(130,064)
General and administrative expenses incurred on behalf of affiliates	—	(14,300)	—	—	(14,300)
General and administrative expenses	(10,343)	(20,483)	(14,764)	—	(45,590)
Depreciation and amortization	(2,811)	(76,792)	(25,087)	—	(104,690)
Interest expense and finance cost, net	(73,272)	(7,327)	(27,546)	—	(108,145)
Loss on bond extinguishment	—	—	(27,281)	—	(27,281)
Other income/(expense), net	72	(2,357)	(7,388)	—	(9,673)

Loss before equity in net earnings of affiliated companies	(86,354)	(16,396)	(16,981)	—	(119,731)
Loss from subsidiaries	(17,418)	(10,662)	—	28,080	—
Equity in net earnings of affiliated companies	47,569	6,555	3,627	—	57,751

Loss before taxes	(56,203)	(20,503)	(13,354)	28,080	(61,980)
Income tax (expense)/benefit	—	(360)	276	—	(84)

Net loss	(56,203)	(20,863)	(13,078)	28,080	(62,064)
Less: Net (income)/loss attributable to the noncontrolling interest	—	(182)	6,043	—	5,861

Net loss attributable to Navios Holdings common stockholders	$(56,203)	$(21,045)	$(7,035)	$28,080	$(56,203)

Other Comprehensive income
Unrealized holding loss on investments in available-for-sale securities	$(959)	$(959)	$—	$959	$(959)
Reclassification to earnings	11,553	11,553	—	(11,553)	11,553

Total other comprehensive income	$10,594	$10,594	$—	$(10,594)	$10,594

Total comprehensive loss	$(45,609)	$(10,269)	$(13,078)	$17,486	$(51,470)
Comprehensive (income)/loss attributable to noncontrolling interest	—	(182)	6,043	—	5,861

Total comprehensive loss attributable to Navios Holdings common stockholders	$(45,609)	$(10,451)	$(7,035)	$17,486	$(45,609)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the year ended December 31, 2013
Revenue	$—	$275,195	$237,084	$—	$512,279
Administrative fee revenue from affiliates	—	7,868	—	—	7,868
Time charter, voyage and logistics business expenses	—	(159,225)	(85,187)	—	(244,412)
Direct vessel expenses	—	(37,969)	(76,105)	—	(114,074)
General and administrative expenses incurred on behalf of affiliates	—	(7,868)	—	—	(7,868)
General and administrative expenses	(8,261)	(21,756)	(14,617)	—	(44,634)
Depreciation and amortization	(2,811)	(71,959)	(23,354)	—	(98,124)
Interest expense and finance cost, net	(76,227)	(7,350)	(24,929)	—	(108,506)
Loss on bond and debt extinguishment	(37,136)	—	—	—	(37,136)
Loss on derivatives	—	(260)	—	—	(260)
Gain on sale of assets	—	—	18	—	18
Other income/(expense), net	10	13,578	(7,634)	—	5,954

(Loss)/income before equity in net earnings of affiliated companies	(124,425)	(9,746)	5,276	—	(128,895)
Income from subsidiaries	6,320	6,202	—	(12,522)	—
Equity in net earnings of affiliated companies	9,042	7,245	3,057	—	19,344

(Loss)/income before taxes	(109,063)	3,701	8,333	(12,522)	(109,551)
Income tax (expense)/benefit	—	(294)	4,554	—	4,260

Net (loss)/income	(109,063)	3,407	12,887	(12,522)	(105,291)
Less: Net income attributable to the noncontrolling interest	—	(145)	(3,627)	—	(3,772)

Net (loss)/income attributable to Navios Holdings common stockholders	$(109,063)	$3,262	$9,260	$(12,522)	$(109,063)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(10,614)	$(10,614)	$—	$10,614	$(10,614)

Total other comprehensive loss	$(10,614)	$(10,614)	$—	$10,614	$(10,614)

Total comprehensive (loss)/income	$(119,677)	$(7,207)	$12,887	$(1,908)	$(115,905)
Comprehensive income attributable to noncontrolling interest	—	(145)	(3,627)	—	(3,772)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(119,677)	$(7,352)	$9,260	$(1,908)	$(119,677)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive income for the year ended December 31, 2012
Revenue	$—	$364,364	$252,130	$—	$616,494
Administrative fee revenue from affiliates	—	5,994	—	—	5,994
Time charter, voyage and logistics business expenses	—	(162,273)	(107,006)	—	(269,279)
Direct vessel expenses	—	(45,484)	(72,306)	—	(117,790)
General and administrative expenses incurred on behalf of affiliates	—	(5,994)	—	—	(5,994)
General and administrative expenses	(12,391)	(24,003)	(14,937)	—	(51,331)
Depreciation and amortization	(2,818)	(77,281)	(28,107)	—	(108,206)
Interest expense and finance cost, net	(70,757)	(12,357)	(20,365)	—	(103,479)
Loss on derivatives	—	(196)	—	—	(196)
Gain on sale of assets	—	323	—	—	323
Other (expense)/income, net	(276)	169,138	(7,752)	—	161,110

(Loss)/income before equity in net earnings of affiliated companies	(86,242)	212,231	1,657	—	127,646
Income from subsidiaries	228,833	1,547	—	(230,380)	—
Equity in net earnings of affiliated companies	32,894	13,002	2,332	—	48,228

Income before taxes	175,485	226,780	3,989	(230,380)	175,874
Income tax expense	—	(277)	(35)	—	(312)

Net income	175,485	226,503	3,954	(230,380)	175,562
Less: Net income attributable to the noncontrolling interest	—	—	(77)	—	(77)

Net income attributable to Navios Holdings common stockholders	$175,485	$226,503	$3,877	$(230,380)	$175,485

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(566)	$(566)	$—	$566	$(566)
Reclassification to investments in affiliates	(6,158)	—	—	—	(6,158)

Total other comprehensive loss	$(6,724)	$(566)	$—	$566	$(6,724)

Total comprehensive income	$168,761	$225,937	$3,954	$(229,814)	$168,838
Comprehensive income attributable to noncontrolling interest	—	—	(77)	—	(77)

Total comprehensive income attributable to Navios Holdings common stockholders	$168,761	$225,937	$3,877	$(229,814)	$168,761

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$98,539	$77,085	$71,932	$—	$247,556
Restricted cash	—	2,564	—	—	2,564
Accounts receivable, net	—	56,265	29,316	—	85,581
Intercompany receivables	23,567	—	71,442	(95,009)	—
Due from affiliate companies	4,638	22,558	—	—	27,196
Prepaid expenses and other current assets	2	31,179	23,053	—	54,234

Total current assets	126,746	189,651	195,743	(95,009)	417,131

Deposits for vessels, port terminals and other fixed assets	—	22,140	23,225	—	45,365
Vessels, port terminals and other fixed assets, net	—	1,467,518	443,625	—	1,911,143
Investments in subsidiaries	1,622,239	271,532	—	(1,893,771)	—
Investments in available-for-sale securities	—	6,701	—	—	6,701
Investments in affiliates	331,130	548	12,775	—	344,453
Long-term receivable from affiliate companies	—	9,625	—	—	9,625
Loan receivable from affiliate companies	—	7,791	—	—	7,791
Other long-term assets	16,976	21,636	28,740	—	67,352
Goodwill and other intangibles	89,562	85,273	174,993	—	349,828

Total non-current assets	2,059,907	1,892,764	683,358	(1,893,771)	2,742,258

Total assets	$2,186,653	$2,082,415	$879,101	$(1,988,780)	$3,159,389

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$591	$18,399	$34,847	$—	$53,837
Accrued expenses and other liabilities	33,099	49,363	24,858	—	107,320
Deferred income and cash received in advance	—	6,263	6,182	—	12,445
Intercompany payables	—	93,226	1,783	(95,009)	—
Current portion of capital lease obligations	—	—	1,449	—	1,449
Current portion of long-term debt	—	24,117	69	—	24,186

Total current liabilities	33,690	191,368	69,188	(95,009)	199,237

Long-term debt, net of current portion	1,000,000	245,006	375,390	—	1,620,396
Capital lease obligations, net of current portion	—	—	20,911	—	20,911
Unfavorable lease terms	—	22,141	—	—	22,141
Other long-term liabilities and deferred income	—	14,574	2,885	—	17,459
Deferred tax liability	—	—	12,735	—	12,735

Total non-current liabilities	1,000,000	281,721	411,921	—	1,693,642

Total liabilities	1,033,690	473,089	481,109	(95,009)	1,892,879

Noncontrolling interest	—	—	113,547	—	113,547
Total Navios Holdings stockholders’ equity	1,152,963	1,609,326	284,445	(1,893,771)	1,152,963

Total liabilities and stockholders’ equity	$2,186,653	$2,082,415	$879,101	$(1,988,780)	$3,159,389

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$33,769	$67,492	$86,570	$—	$187,831
Restricted cash	—	2,041	—	—	2,041
Accounts receivable, net	—	64,716	21,503	—	86,219
Intercompany receivables	—	48,395	71,305	(119,700)	—
Due from affiliate companies	4,861	3,467	—	—	8,328
Prepaid expenses and other current assets	—	37,874	17,693	—	55,567

Total current assets	38,630	223,985	197,071	(119,700)	339,986

Deposits for vessels, port terminals and other fixed assets	—	28	31,398	—	31,426
Vessels, port terminals and other fixed assets, net	—	1,412,976	364,481	—	1,777,457
Investments in subsidiaries	1,632,901	282,197	—	(1,915,098)	—
Investments in available-for-sale securities	—	7,660	—	—	7,660
Investments in affiliates	318,399	5,122	11,782	—	335,303
Long-term receivable from affiliate companies	—	5,144	—	—	5,144
Loan receivable from affiliate companies	—	2,660	—	—	2,660
Other long-term assets	19,079	20,296	28,602	—	67,977
Goodwill and other intangibles	92,372	97,813	161,815	—	352,000

Total non-current assets	2,062,751	1,833,896	598,078	(1,915,098)	2,579,627

Total assets	$2,101,381	$2,057,881	$795,149	$(2,034,798)	$2,919,613

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$267	$27,765	$23,660	$—	$51,692
Accrued expenses and other liabilities	16,307	29,582	18,310	—	64,199
Deferred income and cash received in advance	—	12,331	884	—	13,215
Intercompany payables	19,112	97,546	3,042	(119,700)	—
Current portion of capital lease obligations	—	—	1,400	—	1,400
Current portion of long-term debt	—	19,192	69	—	19,261

Total current liabilities	35,686	186,416	47,365	(119,700)	149,767

Long-term debt, net of current portion	1,000,000	198,373	293,615	—	1,491,988
Capital lease obligations, net of current portion	—	—	22,359	—	22,359
Unfavorable lease terms	—	27,074	—	—	27,074
Other long-term liabilities and deferred income	—	18,352	6,869	—	25,221
Deferred tax liability	—	—	13,869	—	13,869

Total non-current liabilities	1,000,000	243,799	336,712	—	1,580,511

Total liabilities	1,035,686	430,215	384,077	(119,700)	1,730,278

Noncontrolling interest	—	4,050	119,590	—	123,640
Total Navios Holdings stockholders’ equity	1,065,695	1,623,616	291,482	(1,915,098)	1,065,695

Total liabilities and stockholders’ equity	$2,101,381	$2,057,881	$795,149	$(2,034,798)	$2,919,613

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(9,357)	$52,664	$13,016	$—	$56,323

Cash flows from investing activities
Acquisition of investments in affiliates	—	—	(2,233)	—	(2,233)
Loan to affiliate company	—	(4,465)	—	—	(4,465)
Increase in long-term receivable from affiliate companies	—	(5,087)	—	—	(5,087)
Dividends from affiliate companies	14,595	—	—	—	14,595
Deposits for vessels, port terminals and other fixed assets	—	(22,112)	(23,225)	—	(45,337)
Acquisition of intangible assets	—	—	(10,200)	—	(10,200)
Acquisition of vessels	—	(123,541)	—	—	(123,541)
Purchase of property, equipment and other fixed assets	(15)	(172)	(68,433)	—	(68,620)

Net cash provided by/(used in) in investing activities	14,580	(155,377)	(104,091)	—	(244,888)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(71,968)	69,731	2,237	—	—
Issuance of common stock	643	—	—	—	643
Net proceeds from issuance of preferred stock	163,602	—	—	—	163,602
Proceeds from long-term loans, net of debt issuance costs	—	71,027	—	—	71,027
Proceeds from issuance of senior notes, net of debt issuance costs	—	—	365,668	—	365,668
Repayment of long-term debt and payment of principal	—	(20,692)	(69)	—	(20,761)
Repayment of senior notes	—	—	(290,000)	—	(290,000)
Contribution from noncontrolling shareholders	—	3,484	—	—	3,484
Dividends paid	(32,730)	—	—	—	(32,730)
Increase in restricted cash	—	(355)	—	—	(355)
Acquisition of noncontrolling interest	—	(10,889)	—	—	(10,889)
Payments of obligations under capital leases	—	—	(1,399)	—	(1,399)

Net cash provided by financing activities	59,547	112,306	76,437	—	248,290

Increase/(decrease) in cash and cash equivalents	64,770	9,593	(14,638)	—	59,725

Cash and cash equivalents, beginning of year	33,769	67,492	86,570	—	187,831

Cash and cash equivalents, end of year	$98,539	$77,085	$71,932	$—	$247,556

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(58,695)	$105,317	$13,127	$—	$59,749

Cash flows from investing activities
Acquisition of investments in affiliates	(160,001)	(4,750)	(3,168)	—	(167,919)
Acquisition of intangible assets	—	—	(2,092)	—	(2,092)
(Increase)/decrease in long-term receivable from affiliate companies	(4,065)	18,973	—	—	14,908
Loan to affiliate company	—	(2,660)	—	—	(2,660)
Loan repayment from affiliate company	35,000	—	—	—	35,000
Dividends from affiliate companies	10,126	—	—	—	10,126
Deposits for vessels, port terminals and other fixed assets	—	—	(31,398)	—	(31,398)
Acquisition of vessels	—	(85,699)	—	—	(85,699)
Purchase of property, equipment and other fixed assets	—	(839)	(27,998)	—	(28,837)

Net cash used in investing activities	(118,940)	(74,975)	(64,656)	—	(258,571)

Cash flows from financing activities
Transfer from/(to) other group subsidiaries	42,562	(47,099)	4,537	—	—
Issuance of common stock	551	—	—	—	551
Proceeds from issuance of ship mortgage and senior notes including premium, net of debt issuance costs	635,291	—	90,195	—	725,486
Proceeds from long-term loans, net of debt issuance costs	—	50,345	—	—	50,345
Repayment of long-term debt and payment of principal	(46,086)	(111,073)	(69)	—	(157,228)
Repayment of ship mortgage notes	(488,000)	—	—	—	(488,000)
Contribution from noncontrolling shareholders	—	3,905	—	—	3,905
Acquisition of noncontrolling interest	—	—	(750)	—	(750)
Decrease in restricted cash	14,278	7,956	—	—	22,234
Payments of obligations under capital leases	—	—	(1,353)	—	(1,353)
Dividends paid	(26,405)	—	—	—	(26,405)

Net cash provided by/(used in) financing activities	132,191	(95,966)	92,560	—	128,785

(Decrease)/increase in cash and cash equivalents	(45,444)	(65,624)	41,031	—	(70,037)

Cash and cash equivalents, beginning of year	79,213	133,116	45,539	—	257,868

Cash and cash equivalents, end of year	$33,769	$67,492	$86,570	$—	$187,831

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2012	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash provided by operating activities	$23,001	$177,162	$28,481	$—	$228,644

Cash flows from investing activities
Cash acquired through asset acquisition	—	—	33	—	33
Acquisition of investments in affiliates	—	—	(1,472)	—	(1,472)
Proceeds from sale of assets	—	67,500	—		67,500
Increase in long-term receivable from affiliate companies	(5,000)	(6,120)	—	—	(11,120)
Loan repayment from affiliate company	10,000	—	—	—	10,000
Dividends from affiliate companies	5,202	—	—	—	5,202
Deposits for vessels, port terminals and other fixed assets	—	—	(8,534)	—	(8,534)
Acquisition of vessels	—	(38,357)	—	—	(38,357)
Purchase of property, equipment and other fixed assets	—	(1,667)	(9,132)	—	(10,799)

Net cash provided by/(used in) investing activities	10,202	21,356	(19,105)	—	12,453

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(45,687)	17,465	28,222	—	—
Issuance of common stock	93	—	—	—	93
Proceeds from issuance of ship mortgage notes, net of debt issuance costs	84,965	—	—	—	84,965
Proceeds from long-term loans, net of debt issuance costs	—	50,372	—	—	50,372
Repayment of long-term debt and payment of principal	(23,405)	(181,703)	(31,070)	—	(236,178)
Increase in restricted cash	(11,681)	(7,942)	—	—	(19,623)
Payments of obligations under capital leases	—	—	(1,519)	—	(1,519)
Dividends paid	(32,435)	—	—	—	(32,435)

Net cash used in financing activities	(28,150)	(121,808)	(4,367)	—	(154,325)

Increase in cash and cash equivalents	5,053	76,710	5,009	—	86,772

Cash and cash equivalents, beginning of year	74,160	56,406	40,530	—	171,096

Cash and cash equivalents, end of year	$79,213	$133,116	$45,539	$—	$257,868

NOTE 25: SUBSEQUENT EVENTS

a)	On January 6, 2015, Navios Holdings received a dividend of $3,649 from Navios Acquisition for the third quarter of 2014.

b)	On January 15, 2015, Navios Holdings paid a dividend of $1,094 and $2,588 to its Series G and Series H preferred stockholders, respectively.

c)	On February 11, 2015, Navios Partners completed a public offering of 4,600,000 common units, at $13.09 per unit, raising gross proceeds of $60,214. In addition, Navios Partners completed a private

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings raising additional gross proceeds of $14,967. Following the public offering and the private placement, Navios Holdings’ owns a 20.1% interest in Navios Partners, which includes the 2.0% general partner interest.

d)	On February 13, 2015, Navios Holdings received a dividend of $8,124 from Navios Partners for the fourth quarter of 2014.

e)	On February 16, 2015, the Board of Directors of Navios Holdings declared a dividend of $0.06 per share of common stock, which was paid on March 27, 2015 to stockholders of record on March 20, 2015.

f)	On March 27, 2015, the Board of Directors declared a quarterly dividend for the period from January 15, 2015 to April 14, 2015 of $0.546875 per American Depository Share on its Series G and $0.5390625 per American Depository Share on its Series H. This dividend will be paid on April 15, 2015 to holders of record as of April 8, 2015.

g)	During the first quarter of 2015, the Company, in relation to its secured credit facilities, paid $24,135, representing its 2015 principal payments, and $6,870, representing a portion of its 2016 principal payments.