Form 20-F
period 2015-12-31
Navios Maritime Holdings Inc.
filed 2016-04-25
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

One New York Plaza

New York, New York 10004

Tel: (212) 859-8000

Fax: (212) 859-4000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $.0001 per share	The New York Stock Exchange
8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series G”)	The New York Stock Exchange*
American Depositary Shares, each representing 1/100th of a Share of Series G	The New York Stock Exchange
8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series H”)	The New York Stock Exchange *
American Depositary Shares, each representing 1/100th of a Share of Series H	The New York Stock Exchange
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

110,468,753 shares of common stock, 20,000 shares of Series G and 48,000 shares of Series H as of December 31, 2015

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, expectations of dividends, distributions from affiliates, the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”), changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission, or the SEC. See also “Risk Factors” below.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 are derived from the consolidated financial statements of Navios Holdings. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2015, 2014 and 2013 and the selected consolidated balance sheet data as of December 31, 2015 and 2014 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2012 and 2011 and the selected consolidated balance sheet data as of December 31, 2013, 2012 and 2011 has been derived from our financial statements, which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Comprehensive (Loss)/Income Data
Revenue	$480,820	$569,016	$512,279	$616,494	$689,355
Administrative fee revenue from affiliates	16,177	14,300	7,868	5,994	4,973
Time charter, voyage and logistics business expenses	(247,882)	(263,304)	(244,412)	(269,279)	(273,312)
Direct vessel expenses	(128,168)	(130,064)	(114,074)	(117,790)	(117,269)
General and administrative expenses incurred on behalf of affiliates	(16,177)	(14,300)	(7,868)	(5,994)	(4,973)
General and administrative expenses	(34,183)	(45,590)	(44,634)	(51,331)	(52,852)
Depreciation and amortization	(120,310)	(104,690)	(98,124)	(108,206)	(107,395)
Provision for losses on accounts receivable	(59)	(792)	(630)	(17,136)	(239)
Interest income	2,370	5,515	2,299	2,717	4,120
Interest expense and finance cost	(113,151)	(113,660)	(110,805)	(106,196)	(107,181)
Loss on derivatives	—	—	(260)	(196)	(165)
Gain on sale of assets/partial sale of subsidiary	—	—	18	323	38,822
Loss on change in control	—	—	—	—	(35,325)
Loss on bond and debt extinguishment	—	(27,281)	(37,136)	—	(21,199)
Other income	4,840	15,639	17,031	189,239	1,660
Other expense	(34,982)	(24,520)	(10,447)	(10,993)	(12,990)

(Loss)/income before equity in net earnings of affiliated companies	$(190,705)	$(119,731)	$(128,895)	$127,646	$6,030

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars — except share and per share data)
Equity in net earnings of affiliated companies	61,484	57,751	19,344	48,228	35,246

(Loss)/income before taxes	$(129,221)	$(61,980)	$(109,551)	$175,874	$41,276
Income tax benefit/ (expense)	3,154	(84)	4,260	(312)	56

Net (loss)/income	$(126,067)	$(62,064)	$(105,291)	$175,562	$41,332
Less: Net (income)/loss attributable to the noncontrolling interest	(8,045)	5,861	(3,772)	(77)	(506)
Preferred stock dividends of subsidiary	—	—	—	—	(27)
Preferred stock dividends attributable to the noncontrolling interest	—	—	—	—	12

Net (loss)/income attributable to Navios Holdings common stockholders	$(134,112)	$(56,203)	$(109,063)	$175,485	$40,811

(Loss)/income attributable to Navios Holdings common stockholders, basic	(150,314)	(66,976)	(110,990)	173,780	39,115

(Loss)/income attributable to Navios Holdings common stockholders, diluted	$(150,314)	$(66,976)	$(110,990)	$175,485	$40,811

Basic net (loss)/earnings per share attributable to Navios Holdings common stockholders	$(1.42)	$(0.65)	$(1.09)	$1.72	$0.39

Weighted average number of shares, basic	105,896,235	103,476,614	101,854,415	101,232,720	100,926,448

Diluted net (loss)/earnings per share attributable to Navios Holdings common stockholders	$(1.42)	$(0.65)	$(1.09)	$1.58	$0.37

Weighted average number of shares, diluted	105,896,235	103,476,614	101,854,415	111,033,758	110,323,652

Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$302,959	$417,131	$339,986	$470,567	$370,974
Total assets	2,958,813	3,127,697 (1)	2,886,453 (1)	2,913,189 (1)	2,884,602 (1)
Total long-term debt, net including current portion	1,581,308	1,612,890 (1)	1,478,089 (1)	1,329,939 (1)	1,424,335 (1)
Navios Holdings’ stockholders’ equity	$988,960	$1,152,963	$1,065,695	$1,206,376	$1,059,106
Other Financial Data
Net cash provided by operating activities	$43,478	$56,323	$59,749	$228,644	$102,742
Net cash (used in)/provided by investing activities	(36,499)	(244,888)	(258,571)	12,453	(171,363)
Net cash (used in)/provided by financing activities	(91,123)	248,290	128,785	(154,325)	32,307
Book value per common share	8.95	10.89	10.22	11.68	10.34

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars — except share and per share data)
Cash dividends per common share	0.17	0.24	0.24	0.30	0.25
Cash dividends per preferred share	216.7	99.9	200.0	201.1	200.0
Cash paid for common stock dividend declared	19,325	25,228	24,710	30,730	25,542
Cash paid for preferred stock dividend declared	16,025	7,502	1,696	1,705	1,696
Adjusted EBITDA(2)	$112,756	$176,698	$107,909	$399,483	$260,826

(1)	Revised to reflect the adoption of ASU 2015-03. Refer to Note 2 of the consolidated financial statements.
(2)	EBITDA represents net (loss)/ income attributable to Navios Holdings common stockholders before interest and finance costs before depreciation and amortization and income taxes. Adjusted EBITDA in this document represents EBITDA before stock-based compensation. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (ii) to evaluate and price potential acquisition candidates.

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

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$43,478	$56,323	$59,749	$228,644	$102,742
Net (decrease)/increase in operating assets	(43,042)	18,025	(57,792)	50,687	77,023
Net (increase)/decrease in operating liabilities	(39,288)	(23,613)	27,087	18,016	(23,633)
Payments for drydock and special survey costs	24,840	10,970	12,119	14,461	12,769
Net interest cost	106,257	104,084	103,122	97,170	97,481
Provision for losses on accounts receivable	(59)	(792)	(630)	(17,136)	(239)
Gain on sale of assets/partial sale of subsidiary	—	—	18	323	38,822
Unrealized (loss)/gain on FFA derivatives, warrants, interest rate swaps	—	—	(69)	(124)	288
Expenses related to loss on bond and debt extinguishment	—	(4,786)	(12,142)	—	(5,573)
Earnings/(losses) in affiliates and joint ventures, net of dividends received	30,398	22,179	(19,781)	7,519	(3,008)
Reclassification to earnings of available-for-sale securities	(1,783)	(11,553)	—	—	—
Loss on change in control	—	—	—	—	(35,325)
Noncontrolling interest	(8,045)	5,861	(3,772)	(77)	(521)

Adjusted EBITDA	$112,756	$176,698	$107,909	$399,483	$260,826

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

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our results of operations and financial condition. In particular, charter rates in the dry cargo market are currently near historical lows and certain of our vessels may operate below operating cost.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2014 to December 31, 2015, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $3,258 and a high of $14,188. Additionally, during the period from January 1, 2014 to December 31, 2015, the Baltic Exchange’s Capesize time charter average (BCI-4TCA 172,000mt) daily rates experienced a low of $2,594 and a high of $35,316 and the Baltic Dry Index experienced a low of 471 points and a high of 2,113 points. There can be no assurance that the dry bulk charter market will not decrease further. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2015. Specifically, from 2009 to 2011, there was improvement in the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed in other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2011 and 2012, while the Far East-to-Europe trade lane grew by 3.3% in 2011 but declined by 4.2% in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. In 2014, worldwide trade volumes increased led by increases in the Trans-Pacific Eastbound and Far East-to-Europe trade lanes as the United States and Europe experienced improved growth. In 2015, total container trade grew by only 2.4% (provisionally) influenced by declines in the Far East to Europe and North America export trades and increases in the Intra-Regional and Mid-East/India trades. Containership supply continued to exceed demand during the year as more large vessels were delivered, generally driving down average daily rates. The oversupply in our market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2014 and 2015, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity, which has had an adverse effect on our results of operations and financial condition.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which we seek to charter our containerships.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for crude oil and product tankers is historically well correlated with the growth or contraction of the world economy. The past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. Energy prices sharply declined from mid-2014 to the end of March 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, and continue to be, at or above historically average rates. Keys to this growth have been steady increases in Chinese and Indian crude oil imports since 2001 and a steady increase in US oil production which has led to a steady decline in US crude oil imports since 2005. Oil products shipments have increased due to refinery closures in Europe, Japan and Australia with oil products being shipped to those regions from India, the Middle East and the US. With the increase in US crude oil production, the US became a net exporter of oil products since 2011 adding to the seaborne movement of oil products. The Organization of Petroleum Exporting Countries (“OPEC”) is currently producing and shipping oil at very high levels. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production or should China or other emerging market countries suffer significant economic slowdowns, that may result in a protracted period of reduced oil shipments and a decreased demand for our affiliated tanker vessels and lower charter rates, which could have a material adverse effect on our results of operations and financial condition.

We believe that the current order book for tanker vessels represents a significant percentage of our existing fleet; however the percentage of our total tanker fleet on order as a percent of the total fleet rose slightly from 18% at the end of 2011 to 19% at the end of 2015. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, our affiliates may only be able to charter their tanker vessels at unprofitable rates or may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

The demand for dry cargo vessels and tankers capacity has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products, and liquid cargoes, including petroleum and petroleum products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance dry bulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities, including piracy;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import- export restrictions and central bank policies;

•	embargoes and strikes;

•	technical advances in ship design and construction;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used; and

•	competition from alternative sources of energy.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the availability of shipyard capacity;

•	the economics of slow steaming;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying drybulk cargo and the reverse conversion;

•	availability of financing for new vessels;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.

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

Reduced demand for dry bulk commodities and the shipping of dry bulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies, of which China is especially important, and India have been the main driving force behind the current increase in seaborne dry bulk trade and the demand for dry bulk carriers. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

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

Global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances, the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Recent conflicts in Iraq, Afghanistan, Syria, Ukraine, other current conflicts, and continuing concerns relating to the European sovereign debt crisis have led to increased volatility in global credit and equity markets. Several European countries including Greece have been affected by increasing public debt burdens and weakening economic growth prospects. In recent years, Standard and Poor’s Rating Services (“Standard and Poor’s”) and Moody’s Investors Service (“Moody’s”) downgraded the long-term ratings of most European countries’ sovereign debt and issued negative outlooks. Such downgrades could negatively affect those countries’ ability to access the public debt markets at reasonable rates or at all, materially affecting the financial conditions of banks in those countries, including those with which we maintain cash deposits and equivalents, or on which we rely on to finance our vessel and new business acquisitions. Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. We maintain cash deposits and equivalents in excess of government-provided insurance limits, which may expose us to a loss of cash deposits or cash equivalents.

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

Since 2008, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, were for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

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

Currently, the economies of China, Japan, other Asian Pacific countries and India are the main driving force behind the development in seaborne transportation. Reduced demand from such economies has in the past driven decreased rates and vessel values and could do so in the future.

The New York Stock Exchange may delist our common stock from trading on its exchange, which could limit your ability to trade our common stock and subject us to additional trading restrictions.

On February 16, 2016, we were notified by NYSE that we were not in compliance with the continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual because the average closing price of our common stock was less than $1.00 over a consecutive 30 trading-day period.

Under the NYSE Listed Company Manual, a listed company is generally afforded a six-month period following receipt of the NYSE deficiency notice to regain compliance, after which the NYSE will commence suspension of trading and delisting procedures. Regaining compliance requires, on the last trading day of any calendar month, a company’s common stock price per share and 30 trading-day average closing share price to be at least $1.00. During this six month period a company’s common stock will continue to be traded on the NYSE, subject to compliance with other continued listing requirements and further subject to the discretion of the NYSE to commence delisting procedures against a company’s common stock for other reasons, such as selling for an abnormally low price. We received confirmation from the NYSE on April 1, 2016 that we had regained compliance after our average closing share price for the 30 trading-day period ended March 31, 2016 and our closing price on March 31, 2016 exceeded $1.00.

While we are currently in compliance with the NYSE listing standards we cannot assure you that our common stock will continue to be listed on NYSE in the future.

If our common stock ultimately were to be delisted for any reason, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our common stock;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our shareholders due to thin trading; and

•	loss of our tax exemption under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders, and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials. For example in 2015, China imported 940 million tons of iron ore out of a total of 1.367 billion tons shipped globally, accounting for about 69% of the global seaborne iron ore trade, while it only accounted for 14% of seaborne movements of coal in 2015, according to current estimates, that is a decline from over 22% in 2013 (due to a record of 264.9 million tons imported compared to 1.179 billion tons of seaborne coal traded globally) and a continued decline from over 19% in 2014 (239.1 million tons imported versus 1.215 billion tons global seaborne movements). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in, or hindrance to, China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal. This may have the effect of reducing the demand for import of raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in an emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are experimental and may be subject to revision, change or abolition. The level of imports to, and exports from, China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

For example, China recently enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The new regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in the quantity of raw materials to be shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of local charterers and local owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our unitholders.

When our contracts expire, we may not be able to successfully replace them, or we may not choose to enter into long term contracts at levels that are at or below operating costs.

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

As a result of these factors, when our contracts including our long-term charters expire, we cannot assure you that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities. During periods of market distress when long term charters may be renewed at rates at or below operating costs, we may not choose to charter our vessels for longer terms particularly if doing so would create an ongoing negative cashflow during the period of the charter. We may instead choose or be forced to idle our vessels or lay them up or scrap them depending on market conditions and outlook at the time those vessels become available for charter.

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

We may employ vessels on the spot market and thus expose our selves to risk of losses based on short-term decreases in shipping rates.

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

We have derived a significant part of our revenue from a small number of charterers. During the years ended December 31, 2015, 2014 and 2013, we derived approximately 33.8%, 28.6% and 22.9%, respectively, of our gross revenues from four customers. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue and for the year ended December 31, 2013, none of the Company’s customers accounted for more than 10% of the Company’s revenue.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limiting SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA, which became effective on January 1, 2014, limits SOx, NOx and particulate matter emissions. As of January 2015, the limit for fuel oil sulphur levels falls to 0.1.% m/m in emission control areas established to limit SOx and particulate matter emissions. California has adopted more stringent low sulfur fuel requirements within California regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

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

For all vessels, including those operated under our fleet, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of March 8, 2016 was in effect in 82 states comprising approximately 92.13% of the gross tonnage of the world’s merchant fleet. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law.

In response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as much as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to European Union indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System and (ii) the Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

Regarding climate change in particular, we are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which does not include the shipping industry). The EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications.

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. In 2011, it responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms. These include the mandatory measures of the SEEMP, outlined above, and an energy efficiency design index (“EEDI”) for new ships. Over the past few years, the IMO has considered its position on market-based measures. However, the international discussions have yet to bring agreement on global market-based measures or other instruments that would cut greenhouse gas emissions from the international maritime transport sector as a whole, including existing ships. A third IMO study (2014) on Greenhouse gases has been approved. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the United Nations Framework Covention on Climate Change (“UNFCCC”) or the IMO. At its 64th session in 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session in 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the mandatory efficiency measures which became effective January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG fuel carriers, ro-ro cargo ships (vehicle carriers), ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session in 2014, the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the manoeuvrability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session in 2015, the MEPC agreed upon proposed language regarding a data collection system for fuel consumption of ships above 5,000 gross tons, a concept first proposed at its 66th session. Further, the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships.

In December 2011, UN climate change conference (the “Durban Conference”) took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the IMO’s Marine Environment Protection Committee in April 2016.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the European Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall greengouse emissions. The first step proposed by the European Commission was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

The shipping industry has historically been affected by acts of piracy in regions such as the South China Sea, the Indian Ocean, the Gulf of Aden off the coast of Somalia and the Red Sea. Although the frequency of sea piracy worldwide decreased during 2013 to its lowest level since its increase in 2009, sea piracy incidents continue to occur, particularly in the Gulf of Aden and towards the Mozambique Channel in the North Indian Ocean and increasingly in the Gulf of Guinea. A significant example of the heightened level of piracy came in February 2011 when the M/V Irene SL, a crude oil tanker which was not affiliated with us, was captured by pirates in the Arabian Sea while carrying crude oil estimated to be worth approximately $200 million. In December 2009, the Navios Apollon, a vessel owned by our affiliate, Navios Maritime Partners L.P. (“Navios Partners”), was seized by pirates 800 miles off the coast of Somalia while transporting fertilizer from Tampa, Florida to Rozi, India and was released on February 27, 2010. In January 2014, a vessel owned by our affiliate, Navios Maritime Acquisition Corporation (“Navios Acquisition”), the Nave Atropos, was attacked by a pirate action group in international waters off the coast of Yemen and in February 2016, the Nave Jupiter, a vessel also owned by Navios Acquisition, came under attack from pirate action groups on her way our from her loading terminal about 50 nautical miles off Bayelsa, Nigeria. The crew and the on-board security team successfully implemented a counter piracy action plan and standard operating procedures and deterred the attacks with no consequences to the vessels or the crew. If these piracy attacks result in regions (in which our vessels are deployed) being characterized by insurers as “war risk” zones or Joint War Committee (JWC) “war and strikes” listed areas, premiums payable for such insurance coverage could increase significantly and such insurance coverage may be more difficult to obtain. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and cash flows. Acts of piracy on ocean-going vessels could adversely affect our business and operations.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and conduct our operations primarily outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the United States on September 11, 2001, in Spain on March 11, 2004, in London on July 7, 2005, in Paris on January 7, 2015, and on November 13, 2015, and in Brussels on March 22, 2016, and the United States’ continuing response to these attacks and other current and future conflicts, as well as the recent conflicts in Iraq, Afganistan, Syria, Ukraine, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

The hull and machinery of every commercial vessel must be classed by a classification society authorized by its country of registry. The classification society certifies that a vessel is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with Nippon Kaiji Kiokai, Bureau Veritas, Lloyd’s Register, DNV GL and American Bureau of Shipping.

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

Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

International shipping is subject to various security and customs inspection and related procedures in countries of origin and destination and trans-shipment points. Inspection procedures may result in the seizure of contents of our vessels, delays in the loading, offloading, trans-shipment or delivery and the levying of customs duties, fines or other penalties against us.

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, and financial condition.

The shipping industry has inherent operational risks that may not be adequately covered by our insurance.

The operation of ocean-going vessels in international trade is inherently risky. Although we carry insurance for our fleet covering risks commonly insured against by vessel owners and operators, such as hull and machinery insurance, war risks insurance and protection and indemnity insurance (which include environmental damage and pollution insurance), all risks may not be adequately insured against, and any particular claim may not be paid. We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Accordingly, any extended period in which a vessel is off-hire, due to an accident or otherwise, could have a material adverse effect on our business. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 7.4 years, and most dry bulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our results of operations and financial condition could be adversely affected.

We may be required to make significant investments in ballast water management which may have a material adverse effect on our future performance, results of operations, and financial position.

The International Convention for the Control and Management of Vessels’ Ballast Water and Sediments, or the BWM Convention, aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The BWM Convention calls for a phased introduction of mandatory ballast water exchange requirements to be replaced in time with mandatory concentration limits. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

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

As we do not maintain off-hire insurance except in cases of loss of hire up to a limited number of days due to war or piracy events any extended off-hire period could have a material adverse effect on our results of operations, cash flows and financial condition.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member states. Under economic and trade sanctions laws, governments may seek to impose prohibitions or restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines, and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of economic sanctions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (tankers owned by an affiliate of ours called in Iran but did not engage in the sanctionable activities specifically identified by these laws.)

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons (including citizens, and permanent residents, and companies and persons located in the United States) from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are targeted at non-U.S. persons for certain transactions with respect to Iran. While most of the nuclear-related sanctions with respect to Iran were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States), the European Union, Germany, and Iran, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted, except in a very limited fashion. In addition, a very limited set of U.S. secondary sanctions remains in place.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU Common Military List, missiles-related goods and items that might be used for internal repression. The main nuclear-related sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (“the EU Regulation”));

ii.	Goods and technologies listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods and technologies that could contribute to reprocessing or enrichment related or heavy water related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved for fixtures involving Iran.

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

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless they are authorized by the U.S. Treasury Department. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets, which may involve the United States or U.S. persons and thus subject us to sanctions or prohibitions. The EU has imposed sanctions against certain Russian entities and individuals (“EU Russian Sanctions Targets”). These sanctions effectively prohibit EU persons from engaging in any economic or commercial transactions with the EU Russian Sanctions Targets unless the same are authorized by the competent EU export control authority.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers)whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other EU Economic Sanction Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the EU maintains economic sanctions against, inter alia, Syria, Sudan, limited sanctions against North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the consolidated lists of persons, groups and entities subject to EU financial sanctions maintained by the EU External. We are subject to the prohibitions of these sanctions.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear, may be subject to changing interpretations, or may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and potentially be inputed to us. In addition, given our relationship with Navios Acquisition, Navios Partners and Navios Maritime Midstream Partners L.P. (“Navios Midstream”), we cannot give any assurance that an adverse finding against Navios Acquisition or Navios Partners or Navios Midstream by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Partners or Navios Midstream will not have a material adverse impact on our business, reputation, or the market price or trading of our common stock.

We are constantly monitoring developments in the United States, the European Union and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes that may result in breach of their charter contracts. If any of the risks described above materialize, it could have a material adverse impact on our business and the results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and follow compliance procedures to avoid economic sanctions violations.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act, legislated in 2010, which is broader in scope than the FCPA because it does not contain an exception for facilitating payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in certain circumstances to a violation or a mitigation of applicable penalties, at least under the U.K. Bribery Act.

Our Chairman and Chief Executive Officer holds approximately 28.5% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Ms. Angeliki Frangou owns approximately 28.5% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase in total $20.0 million of our common stock (as of May 15, 2015, she had purchased approximately $10.0 million of the total $20.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business, or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2015, approximately 36.7% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss for the year ended December 31, 2015 by $1.5 million.

For example, as of December 31, 2015, the value of the U.S. dollar as compared to the Euro increased by approximately 11.3% compared with the respective value as of December 31, 2014. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

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

Risks Relating to Our Series G and Series H and the Depositary Shares

Our Series G and Series H are subordinated to our debt obligations, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series G, Series H and by other transactions.

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2015, our total debt was $1,608.5 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In December 2015 and February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H, respectively.The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated.

The issuance of additional preferred stock on a parity with or senior to our Series G and H would dilute the interests of the holders of our Series G and H, and any issuance of any preferred stock senior to or on parity with our Series G and H or additional indebtedness could affect our ability to pay dividends on, redeem or pay the liquidation preference on our Series G and H. No provisions relating to our Series G and H protect the holders of our Series G and H in the event of a highly leveraged or other transaction, including a merger or the sale, lease or conveyance of all or substantially all our assets or business, which might adversely affect the holders of our Series G and H.

Our Series G and H will rank pari passu with any other class or series of our capital stock established after the original issue date of the Series G and H that is not expressly subordinated or senior to the Series G and H (“Parity Securities”) as to the payment of dividends and amounts payable upon liquidation or reorganization. If less than all dividends payable with respect to the Series G and H and any Parity Securities are paid, any partial payment shall be made pro rata with respect to shares of Series G and H and any Parity Securities entitled to a dividend payment at such time in proportion to the aggregate amounts remaining due in respect of such shares at such time.

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series G and H, and accordingly the Depositary Shares, as the case may be, following the payment of expenses and the establishment of any reserves.

In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H. We will reinstate and pay quarterly dividends on the Series G and H, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available to reinstate such dividend or to pay dividends each quarter if and when reinstated. In addition, we may have insufficient cash available to redeem the Series G and H, and accordingly the Depositary Shares. The amount of cash we can use to pay dividends or redeem our Series G and H and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

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

Our ability to pay dividends on and to redeem our Series G and H, and therefore holders’ ability to receive payments on the Depositary Shares, is limited by the requirements of Marshall Islands law.

If we reinstate the payment of dividends, Marshall Islands law provides that we may pay dividends on and redeem the Series G and H only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series G and H if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

The Series G and H represent perpetual equity interests.

The Series G and H represent perpetual equity interests in us and, unlike our indebtedness, will not give rise to a claim for payment of a principal amount at a particular date. As a result, holders of the Series G and H (and accordingly the Depositary Shares) may be required to bear the financial risks of an investment in the Series G and H (and accordingly the Depositary Shares) for an indefinite period of time. In addition, the Series G and H will rank junior to all our indebtedness and other liabilities, and any other senior securities we may issue in the future with respect to assets available to satisfy claims against us.

Holders of Depositary Shares have extremely limited voting rights, will have even more limited rights than holders of the Series G and H and may encounter difficulties in exercising some of such rights.

Voting rights of holders of Depositary Shares will be extremely limited. Our common stock is the only class of stock carrying full voting rights. Holders of the Series G and H, and accordingly holders of the Depositary Shares, generally have no voting rights. In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H. As such, (i) we will use commercially reasonable efforts to obtain an amendment to our articles of incorporation to effectuate any and all such changes thereto as may be necessary to permit either the Series G Preferred Shareholders or the Series H Preferred Shareholders, as the case may be, to exercise the voting rights described in the following clause (ii)(x), and (ii) if and when dividends payable on either the Series G or the Series H, as the case may be, are in arrears for six or more quarterly periods, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then (x) if our articles of incorporation have been amended as described in the preceding clause (i), the holders of Series G or the holders of Series G, as the case may be, will have the right (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of securities on parity with either the Series G or Series H, as the case may be, upon which like voting rights have been conferred and with which the Series G and H voted as a class for the election of such director), and (y) if our articles of incorporation have not been amended as described in the preceding clause (i), then, until such amendment is fully approved and effective, the dividend rate on the

Series G or the Series H, as the case may be, shall increase by 25 basis points. There can be no assurance that any such amendment to our articles of incorporation will be approved by our common stockholders. Any such amendment to our articles of incorporation, if obtained, shall also provide that the right of such holders of Series G or Series H, as the case may be, to elect members of our board of directors will continue until such time as all accumulated and unpaid dividends on the Series G or Series H, as the case may be, have been paid in full or sufficient funds for such payment have been declared and set apart for such purpose.

Furthermore, holders of the Depositary Shares may encounter difficulties in exercising any voting rights acquired by the Series G or the Series H for as long as they hold the Depositary Shares rather than the Series G or the Series H. For example, holders of the Depositary Shares will not be entitled to vote at meetings of holders of Series G or of the Series H, and they will only be able to exercise their limited voting rights by giving timely instructions to The Bank of New York Mellon (the “Depositary”) in advance of any meeting of holders of Series G or the Series H, as the case may be. The Depositary will be the holder of the Series G or the Series H underlying the Depositary Shares and holders may exercise voting rights with respect to the Series G or the Series H represented by the Depositary Shares only in accordance with the deposit agreement (the “Deposit Agreement”) relating to the Depositary Shares. To the limited extent permitted by the Deposit Agreement, the holders of the Depositary Shares should be able to direct the Depositary to vote the underlying Series G or the Series H, as the case may be, in accordance with their individual instructions. Nevertheless, holders of Depositary Shares may not receive voting materials in time to instruct the Depositary to vote the Series G or the Series H, as the case may be, underlying their Depositary Shares. Also, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Depositary Shares or for the manner of carrying out such instructions. Accordingly, holders of Depositary Shares may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying Series G or the Series H, as the case may be, is not voted as requested.

The Depositary Shares and the Series G and Series H are relatively new issues of securities with no established trading markets. Various factors may adversely affect the price of the Depositary Shares.

The Depositary Shares and the Series G and Series H are relatively new issues of securities with no established trading markets. Even though the Depositary Shares are listed on the NYSE, there may be little or no secondary market for the Depositary Shares, in which case the trading price of the Depositary Shares could be adversely affected and a holder’s ability to transfer its securities will be limited. If an active trading market does develop on the NYSE, the Depositary Shares may trade at prices lower than the offering price and the secondary market may not provide sufficient liquidity. In addition, since the Series G and Series H do not have a stated maturity date, investors seeking liquidity in the Depositary Shares will be limited to selling their Depositary Shares in the secondary market absent redemption by us. We do not expect that there will be any other trading market for the Series G and Series H except as represented by the Depositary Shares.

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

Other factors, some of which are beyond our control, will also influence the market prices of the Depositary Shares. Factors that might influence the market prices of the Depositary Shares include:

•	whether we are able to reinstate dividends on the Series G and Series H;

•	the market for similar securities;

•	our issuance of debt or preferred equity securities;

•	our creditworthiness;

•	our financial condition, results of operations and prospects; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the Depositary Shares that an investor purchases may trade at a discount to their purchase price.

The Series G and H represented by the Depositary Shares have not been rated, and ratings of any other of our securities may affect the trading price of the Depositary Shares.

We have not sought to obtain a rating for the Series G and H, and both stocks may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to either the Series G or the Series H or that we may elect to obtain a rating of either our Series G or the Series H in the future. In addition, we have issued securities that are rated and may elect to issue other securities for which we may seek to obtain a rating. Any ratings that are assigned to the Series G or the Series H in the future, that have been issued on our outstanding securities or that may be issued on our other securities, if they are lower than market expectations or are subsequently lowered or withdrawn, could imply a lower relative value for the Series G or the Series H and could adversely affect the market for or the market value of the Depositary Shares of the Series G and H Preferred Shares repectively. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series G and H and the Depositary Shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series G and H and the Depositary Shares may not reflect all risks related to us and our business, or the structure or market value of the Series G and H and the Depositary Shares.

The amount of the liquidation preference of our Series G and H is fixed and holders will have no right to receive any greater payment regardless of the circumstances.

The payment due upon liquidation for both our Series G and H is fixed at the liquidation preference of $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of liquidation (whether or not declared). If in the case of our liquidation, there are remaining assets to be distributed after payment of this amount, holders will have no right to receive or to participate in these amounts. Furthermore, if the market price for the Series G or the Series H, as the case may be, is greater than the liquidation preference, holders will have no right to receive the market price from us upon our liquidation.

The Series G and H are only redeemable at our option and investors should not expect us to redeem either the Series G or the Series H on the dates they respectively become redeemable or on any particular date afterwards.

We may redeem, at our option, all or from time to time part of the Series G or the Series H on or after January 28, 2019 and July 8, 2019 respectively. If we redeem the Series G, holders of the Series G will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). If we redeem the Series H, holders of the Series H will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). Any decision we may make at any time to propose redemption of either the Series G or the Series H will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. In addition, investors might not be able to reinvest the money they receive upon redemption of the Series G or the Series H, as the case may be, in a similar security or at similar rates. We may elect to exercise our partial redemption right on multiple occasions.

Holders of Depositary Shares may be subject to additional risks related to holding Depositary Shares rather than shares.

Because holders of Depositary Shares do not hold their shares directly, they are subject to the following additional risks, among others:

•	a holder of Depositary Shares will not be treated as one of our direct shareholders and may not be able to exercise shareholder rights;

•	distributions on the Series G and H represented by the Depositary Shares will be paid to the Depositary, and before the Depositary makes a distribution to holder on behalf of the Depositary Shares, withholding taxes or other governmental charges, if any, that must be paid will be deducted;

•	we and the Depositary may amend or terminate the Deposit Agreement without the consent of holders of the Depositary Shares in a manner that could prejudice holders of Depositary Shares or that could affect their ability to transfer Depositary Shares, among others; and

•	the Depositary may take other actions inconsistent with the best interests of holders of Depositary Shares.

Risks Relating to Our Debt

We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under the notes.

As of December 31, 2015, we had $1,608.5 million in aggregate principal amount of debt outstanding of which $725.0 million was unsecured.

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

The indenture governing the 2019 Notes, the indenture governing the 2022 Notes, the indentures governing the 2022 Logistics Senior Notes and our and Navios Logistics’ secured credit facilities contain certain change of control provisions. If we or Navios Logistics experience specified changes of control under our respective notes, we or Navios Logistics, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under our and Navios Logistics’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

If the volatility in the London InterBank Offered Rate, or LIBOR, continues, it could affect our profitability, earnings and cash flow.

LIBOR has been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the recent disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to continue, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. See also “Item 11 Qualitative and Quantitative Disclosures about Market Risk.”

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

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development, viability and increase in use, of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

We have substantial equity investments in seven companies, six of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2015, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two public companies that are accounted for under the equity method — Navios Acquisition and Navios Partners. As of December 31, 2015, we held 43.6% of the voting stock and 46.6% of the economic interest of Navios Acquisition and 20.1% of the equity interest in Navios Partners (including a 2.0% general partner interest). As of such date, the carrying value of our investments in these two affiliated companies amounted to $368.7 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investments, in fiscal year 2015, we received $18.2 million and $28.0 million in dividends from Navios Acquisition and Navios Partners, respectively. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $102.9 million and $62.7 million, respectively, in fiscal year 2015.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. As of December 31,

2015, Navios Holdings portion of the investment in Navios Europe was $5.5 million. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. As of December 31, 2015, Navios Holdings portion of the investment in Navios Europe II was $7.3 million.

During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”) and during the year ended December 31, 2015 the Company received shares of Pan Ocean Co.Ltd (“STX”) in relation to defaulted charter contracts, which were valued at fair value upon the day of issuance. As of December 31, 2015, the Company retained a total of 344,649 KLC and STX shares, and their carrying amount was $5.2 million.

Our ownership interest in Navios Logistics, Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, KLC, and STX the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, KLC and STX for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) the intent and ability of the Company to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2015, management considers the decline in the market value of its investment in Navios Partners and Navios Acquisition to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their respective fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

As of September 30, 2015 and June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore recognized a loss of $1.8 million and $11.5 million, respectively, out of accumulated other comprehensive income /(loss). The respective loss was included in other expense in the accompanying consolidated statement of comprehensive income /(loss).

There were no OTTI losses during the year ended December 31, 2013.

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

In each of Navios Logistics’ businesses, a significant part of its revenues is derived from a small number of customers. For the year ended December 31, 2015, its two largest customers, Vale and Cammessa, accounted for 27.8% and 12.9% of its revenues, respectively, and its five largest customers accounted for approximately 61.7%. For the year ended December 31, 2014, Navios Logistics’ three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8% 13.8% and 10.7% of its revenues, respectively, and its five largest customers accounted for approximately 60.3%. For the year ended December 31, 2013, Navios Logistics’ two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of its revenues, respectively and its five largest customers accounted for approximately 56.4%. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels. The loss of any of its significant customers could materially adversely affect its results of operations.

If one or more of Navios Logistics’ customers does not perform under one or more contracts with it and Navios Logistics is not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, Navios Logistics could suffer a loss of revenues that could materially adversely affect its business, financial condition and results of operations.

Navios Logistics could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, disagreements with Navios Logistics or otherwise;

•	the customer terminates the contract because Navios Logistics fails to meet their contracted storage needs;

•	the customer terminates the contract because Navios Logistics fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

On March 30, 2016, Navios Logistics received a message from Vale International stating that Vale International will not be performing the service contract entered into between Corporacion Navios S.A. (“CNSA”) and Vale International on September 27, 2013 for the iron ore port facility currently under construction in Nueva Palmira, Uruguay. While Navios Logistics believes that Vale International’s position is without merit and that the contract remains in force, no assurances can be provided that Vale International will finally perform the contract, failing which, Navios Logistics will take legal measures to enforce its entitlement to damages in accordance with the contract terms. If Vale International fails to perform the contract, there may be a significant impact on Navios Logistics’ business.

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

Navios Logistics’ capital expenditures during 2013, 2014 and 2015 were $61.5 million, $101.9 million and $27.0 million, respectively, used to acquire and/or pay installments for among others one product tanker, a bunker vessel, six pushboats, 142 barges and to expand Navios Logistics’ port terminal operations through the construction of one drying and conditioning facility, a new conveyor belt, new tanks, a silo and an iron ore port facility. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these measures. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and/or infrastructure, Navios Logistics may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, expand its existing infrastructure, or increase its working capital or capital expenditures, it might not be able to grow its business and its earnings could suffer. For example, Navios Logistics has signed an agreement with Vale International S.A. (“Vale International”) for the storing and transshipping of iron ore and other commodities. To serve this contract, Navios Logistics is expanding its existing terminal infrastructure at an investment cost estimated at approximately $150.0 million which its plans to finance with a combination of cash on its balance sheet, operating cash flows, and exploit debt financing. As of December 31, 2015, Navios Logistics has already invested in dredging, acquisition of rights to land adjacent to its existing dry port and other works and expects to continue investing over the next year or more. If Navios Logistics fails to obtain the funds necessary for such capital expenditure, it may not be able to service its agreement with Vale International, materially affecting its future earnings. Furthermore, despite covenants under the indenture governing the 2022 Logistics Senior Notes and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness which would limit cash available for working capital and to service its indebtedness.

If Navios Logistics fails to meet construction benchmarks with respect to the expansion of its Nueva Palmira port terminal or secure the funds necessary for such capital expenditure, Navios Logistics may not be able to service its agreement with Vale International, materially affecting its future earnings.

Navios Logistics has signed an agreement with Vale International for the storing and transshipping of iron ore and other commodities. To serve this contract, Navios Logistics is expanding its existing terminal infrastructure at an investment cost estimated at approximately $150.0 million which Navios Logistics is financing with a combination of cash on its balance sheet, operating cash flows, debt and export financing. The agreement sets forth certain benchmarks during the construction phase of the expansion. If such construction benchmarks are not met the contract may be terminated, materially affecting its business, financial condition, results of operations and future earnings. As of December 31, 2015, Navios Logistics has already invested in dredging, acquisition of rights to land adjacent to its existing dry port and other works, and is continuing to invest in equipment design and manufacture and civil design and construction and other works and expects to continue investing over the next year or more. If Navios Logistics fails to obtain the funds necessary for such capital expenditure, Navios Logistics may not be able to service its agreement with Vale International, materially affecting our business, financial condition, results of operations and future earnings.

The completion of the expansion of the port terminal could be delayed or otherwise not completed because of:

•	quality, design or engineering problems;

•	changes in governmental regulations;

•	work stoppages or other labor disturbances at the port terminal;

•	bankruptcy or other financial crisis of our suppliers or contractors;

•	a backlog of orders with our suppliers;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake, flood or fire;

•	shortages of or delays in the receipt of necessary construction materials or equipment;

•	inability to finance the construction or importation of key equipment;

•	inability to obtain requisite permits or approvals or revocation of such permits or approvals by the Uruguayan government; or

•	the inability of our contractors or suppliers to meet our schedule.

If the completion of the expansion of the port terminal is materially delayed, it could materially adversely affect Navios Logistics’ business, financial condition, results of operations and future earnings.

For any newbuilding vessels Navios Logistics purchases, delays, cancellations or non-completion of deliveries of such newbuilding vessels could harm its operating results.

For any newbuilding vessels Navios Logistics purchases, the shipbuilder could fail to deliver the newbuilding vessel as agreed or Navios Logistics could cancel the purchase contract if the shipbuilder fails to meet its obligations. In addition, under charters or contracts Navios Logistics may enter into that are related to a newbuilding, if its delivery of the newbuilding to its customer is delayed, the customer may terminate the contract and, in addition to the resulting loss of revenues, Navios Logistics may be responsible for additional, substantial liquidated damages. Navios Logistics does not derive any revenue from a vessel until after its delivery and is required to pay substantial sums as progress payments during construction of a newbuilding. While Navios Logistics has refund guarantees from financial institutions with respect to such progress payments in the event the vessel is not delivered by the shipyard or is otherwise not accepted by Navios Logistics, there is the potential that Navios Logistics may not be able to collect all portions of such refund guarantees, in which case Navios Logistics would lose the amounts it has advanced to the shipyards for such progress payments.

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality, design or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect its future earnings.

The failure of Petrobras to successfully implement its business plan for 2015-2019 could adversely affect Navios Logistics’ business.

In June 2015, Petrobras announced its business plan for 2015-2019, which includes a projected capital expenditure budget of $130.3 billion between 2015 and 2019, reducing its previously projected capital expenditure budget of $220.6 billion for the period 2014-2018. In January 2016, Petrobras, announced its decision to further reduce its projected capital expenditure budget for the period 2015-2019, from $130.3 billion to $98.4 billion. In May 2011, Navios Logistics signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to Navios Logistics’ option to cancel the contracts if Navios Logistics is unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). Navios Logistics has yet to make any capital expenditures related to the vessels, therefore the potential decrease in Petrobras’ capital expenditures will not expose it to any losses. Any failure to capitalize on Navios Logistics’ relationship with Petrobras could affect Navios Logistics’ future growth opportunities.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios

Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for its vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, Navios Logistics’ vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for Navios Logistics. The average age of Navios Logistics’ seven double-hulled product tankers is seven years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Navios Logistics cannot assure you that, as its operational port equipment and vessels age, market conditions will justify those expenditures or enable Navios Logistics to operate its ports and vessels profitably during the remainder of their useful lives. If Navios Logistics sells such assets, it may have to sell them at a loss, and if clients no longer use its ports or charter-out its vessels due to their age, its results of operations could be materially adversely affected.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, Navios Logistics has available land within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where Navios Logistics plans to expand its port facility and construct a port terminal for minerals and liquid cargo. In order to complete these projects, however, Navios Logistics needs to receive required authorization from several authorities. If these authorities deny Navios Logistics request for authorization or if existing authorizations are revoked, it will not be able to proceed with these projects.

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

At December 31, 2015, Navios Logistics employed 350 land-based employees and 713 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in its barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent its contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by its contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits, there are other companies operating in the river system that are able to offer services similar to Navios Logistics. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, and Petrobras, which are also customers of Navios Logistics’ port.

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

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2015, 67% of its cabotage fleet and 61% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge and cabotage fleet was employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

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

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on Navios Logistics. Navios Logistics cannot provide any assurance that future economic, social and political developments in Argentina, over which it has no control, will not impair its business, financial condition or results of operations, the guarantors or the market price of the 2022 Logistics Senior Notes.

The continuing rise in inflation and the Argentine government’s limited access to foreign financing may have material adverse effects on the Argentine economy.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and has remained relatively high ever since. According to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC, the year-on-year inflation rate (as measured by changes in the consumer price index, or CPI), was 9.5%, 10.8%, 10.5% for 2011, 2012 and 2013, respectively. The reliability of INDEC’s statistics has been widely questioned due to the substantial disparity between its inflation rate and the higher rates calculated by independent economists. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, in 2014, INDEC adopted the IPCNu, an improved methodology for calculating the CPI, and estimated the 2014 CPI to be 23.9%.

More recently, INDEC estimated the cumulative CPI for 2015, until October, to be 11.9%. However, the newly elected Argentinian government declared a state of administrative emergency, suspending momentarily the publication of all indexes until the INDEC is capable of accurately calculating such indexes. During this suspension period, the inflation rate will be informed through data provided by the City of Buenos Aires and the province of San Luis, according to which the inflation rate in December 2015 was 3.9% and 6.5%, respectively.

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

Additionally, Argentina had, until recently, virtually no access to foreign financing resulting from a default, several restructurings, and a series of payment suspensions over the past decade. Although, in February 2016, the newly elected Argentinian government reached an agreement with certain bondholders to settle their claims on the country’s defaulted sovereign bonds and subsequently, in April 2016, the Argentinian government returned to the international capital markets after 15 years, offering bonds of over $15.0 billion, the country’s continued access to foreign financing remains uncertain. Due to limited access to the international capital markets, the Argentine government uses the Argentine Central Bank’s foreign-currency reserves for the payment of Argentina’s current debt, the reduction of which may weaken Argentina’s ability to overcome economic deterioration in the future. Argentina’s foreign currency reserves have declined significantly since the end of 2012 and now stand at approximately US$ 29.3 billion. With limited access to international private financing, Argentina may not be able to finance its obligations, and financing from multilateral financial institutions may be limited or not available. This could also inhibit the ability of the Argentine Central Bank to adopt measures to curb inflation and could materially adversely affect Argentina’s economic growth and public finances.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Navios Logistics Argentine subsidiaries from transferring funds for the payment of the 2022 Logistics Senior Notes or the related guarantees.

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

Furthermore, in 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remained in place, and increased during 2008 and into 2009, when the Argentine government imposed new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Additionally, the Argentine federal tax authority imposed new restrictions and limitations on the purchase of foreign currency.

In December 2015, the Argentinian government implemented several reforms to the foreign exchange market regulations, and provided easier access to the foreign exchange market for individuals and companies. The new regulations include the elimination of (a) the requirement to register foreign exchange transactions in the local tax authority, (b) the requirement to transfer the proceeds of new financial indebtedness transactions into Argentina and settle such proceeds through the MULC (the single and free floating foreign exchange market); (c) the re-establishment of the $2.0 million monthly limit per resident on the creation of offshore assets; and (d) the elimination of the requirement for a registered, non-transferable and non-interest-bearing deposit required in connection with several transactions involving foreign currency inflows, among others.

Some remaining controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Navios Logistics’ ability to transfer funds generated by its Argentine operations in U.S. dollars outside Argentina to Navios Logistics for the payment of Navios Logistics’ indebtedness. In addition, any other restrictions or requirements that may be imposed in the future, expose Navios Logistics to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

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

In recent years the Argentine government has taken several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. The Argentine Government made an offer to compensate Repsol YPF for around $5.0 billion, which was accepted by the Board of Directors and shareholders of Repsol YPF and confirmed by the Argentine Congress. It is unclear whether such expropriation policies will continue and to what extent they will affect the Argentine economy, and thereby Navios Logistics’ business, results of operations and financial condition.

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

Navios Logistics engages in regional commerce with a variety of entities. Although Navios Logistics’ operations expose it to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2015, 2014 and 2013, approximately 61.9%, 47.3% and 55.9%, respectively, of Navios Logistics’ expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of its transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which Navios Logistics operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which Navios Logistics operates, its results of operations or financial condition could be materially adversely affected.

Tax Risks

We may earn United States source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the Internal Revenue Code, or the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the United States is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax (the highest statutory rate presently is 35.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock continues to be listed on the NYSE and represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5% or more of the vote and value of our common stock. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S.-source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the United States, U.S. federal corporate income tax as well as a branch profits tax for those years. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected. Please see the discussion under “Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Company—Taxation of Our Shipping Income.”

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

A foreign corporation will be treated as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the quarterly average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents (other than rents derived other than in the active conduct of a rental business). For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC and additional tax filing obligations.

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2015 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

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

If the IRS were to find that we are or have been a PFIC for any taxable year, our U.S. stockholders would face adverse U.S. federal income tax consequences and certain information reporting requirements. Under the PFIC rules, unless those stockholders make an election available under the Code (which election could itself have adverse consequences for such stockholders, and which election may not be available if our common stock were to cease to be listed on the NYSE), such stockholders would be liable to pay U.S. federal income tax at the then prevailing ordinary income tax rates, plus interest, upon excess distributions and upon any gain from the disposition of their shares of common stock, as if the excess distribution or gain had been recognized ratably over the stockholder’s holding period of the common stock. In addition, for each year during which we are treated as a PFIC and you actually or constructively own our common stock you generally will be required to file IRS Form 8621 with your U.S. federal income tax return to report certain information concerning your ownership of our common stock. Please see the discussion under “Taxation—Material U.S. Federal Income Tax Considerations — Taxation of U.S. Holders of our Common Stock — Passive Foreign Investment Company Status.”

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

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed cash, and the authorized capital stock of its wholly-owned subsidiary CNSA in exchange for the issuance and delivery of 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar

Group (“Horamar”) in exchange for cash, and the issuance of 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2015, Navios Holdings owns 63.8% of Navios Logistics.

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

On or prior to the closing of Navios Partners’ initial public offering, or IPO, in November 2007, Navios Holdings entered into certain agreements with Navios Partners: (a) a management agreement with Navios Partners pursuant to which Navios Shipmanagement Inc. (the “Manager”) , a wholly-owned subsidiary of Navios Holdings, provides Navios Partners with commercial and technical management services; (b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (c) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

Since the formation of Navios Partners, Navios Holdings sold in total ten vessels to Navios Partners (the Navios Hope, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Fulvia, the Navios Melodia, the Navios Pollux, the Navios Luz, the Navios Orbiter and the Navios Buena Ventura) and also sold the rights of Navios Sagittarius to Navios Partners. All vessels were sold in exchange of cash and 5,601,920 common units of Navios Partners in total. As of December 31, 2015, Navios Holdings’ interest in Navios Partners was 20.1% (including 2.0% general partner interest).

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

On May 28, 2010, Navios Holdings entered into (a) a management agreement with Navios Acquisition pursuant to which Navios Tankers Management Inc. (the “Tankers Manager”) provides Navios Acquisition commercial and technical management services; (b) an administrative services agreement with the Tankers Manager pursuant to which the Tankers Manager provides Navios Acquisition administrative services and is in turn reimbursed for reasonable costs and expenses; and (c) an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s vessel acquisition, governing, among other things, competition and rights of first offer on certain types of vessels and businesses.

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

As of December 31, 2015, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.6% and its economic interest in Navios Acquisition was 46.6%.

Navios Europe I

Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I under the laws of Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) of $120.4 million and loans aggregating to $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners also made available to Navios Europe I (in each case, in proportion to their economic interests in Navios Europe I) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

Navios Midstream

Navios Midstream (NYSE: NAP) is a publicly traded master limited partnership which owns and operates very large crude oil tankers under long-term employment contracts.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Navios Maritime Midstream Partners GP LLC, or the Midstream General Partner, a wholly-owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream.

As of December 31, 2015, and following the completion of the Navios Midstream’s IPO in November 2014 and the issuance of 1,592,920 of Subordinated Series A Units to Navios Acquistion in June 2015, Navios Acquisition had 60.9% interest and Navios Holdings had indirect economic interest of 28.3% (through its ownership in Navios Acquisition) and no direct equity interest.

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

At the same time, Navios Holdings entered into an option agreement with Navios Acquisition, which expires on November 18, 2024, under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner, and the incentive distribution rights in Navios Midstream at fair value. As of December 31, 2015, Navios Holdings had not exercised any part of that option.

Navios Europe II

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II under the laws of Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50%, 50% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a $131.6 million senior loan facility (the “Senior Loans II”) and loans aggregating to $14.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182.2 million and fair value of $99.1 million, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their economic interests in Navios Europe II) revolving loans up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 7.4 years, consists of a total of 61 vessels, aggregating approximately 6.3 million dwt. Navios Holdings owns 13 Capesize vessels (169,000-182,000 dwt), 14 modern Ultra Handymax vessels (50,000-59,000 dwt), 12 Panamax vessels (74,000-85,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of four Ultra Handymax, one Handysize, nine Panamax, and seven Capesize vessels under long-term time charters, 17 of which are currently in operation, with the remaining four newbuilding charter-in vessels scheduled for delivery on various dates through the fourth quarter of 2016 and 2017. Navios Holdings has options to acquire all of the 21 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

Navios Holdings also offers commercial and technical management services to the fleets of Navios Partners, Navios Acquisition, Navios Midstream, Navios Europe I and Navios Europe II. Navios Partners’ fleet is comprised of 12 Panamax vessels, eight Capesize vessels, three Ultra-Handymax vessels and eight container vessels. In each of October 2013, August 2014, February 2015, and January 2016 the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Navios Acquisition’s fleet is comprised of 30 tankers and 8 VLCC vessels. In May 2014, the Company extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition’s owned fleet for two additional years through May 2016 at: (i) $6,000 daily rate per owned MR2 product tanker and chemical tanker vessel; (ii) $7,000 daily rate per owned LR1 product tanker vessel; and (iii) $9,500 daily rate per VLCC vessel. Drydocking expenses under this agreement will be reimbursed by Navios Acquisition at cost at occurrence. Navios Midstream’s fleet is comprised of six VLCC vessels and Navios Holdings receives a daily management fee of $9,500 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed by Navios Midstream at cost at occurrence. Navios Europe I’s fleet is comprised of five tankers and five container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence. Navios Europe II’s fleet is comprised of seven dry bulker and seven container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence.

Navios Holdings’ strategy and business model focuses on:

•	Operation of a high quality, modern fleet. Navios Holdings owns and charters-in a modern, high quality fleet, having an average age of approximately 7.4 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•	Pursuing an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 6.3 million dwt in tonnage, making Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on all of the 21 time chartered vessels (including those to be delivered) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain vessel acquisition terms as reflected in the purchase options contained in some of its long-term charters.

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, to generate profit from, such volatility.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•	The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 98.6% as of December 31, 2015, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

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

Competitive Advantages

Controlling approximately 6.3 million dwt (excluding Navios Logistics) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many long-term charter deals may be brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

Navios Holdings’ long involvement and reputation for reliability in the Asian Pacific region have also allowed it to develop privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios Holdings has obtained long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has had access to opportunities not readily available to most other industry participants who lack Navios Holdings’ brand recognition, credibility, and track record.

In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the dry bulk market on the basis of the following factors:

•	A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age, fuel economy and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2026, assuming minimum available charter extension periods are exercised) on terms generally that allow Navios Holdings to charter-out the vessels at an attractive spread during strong markets and to weather down cycles in the market while maintaining low costs;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with access to future attractive long-term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking, providing efficiency and transparency in Navios Holdings’ owned fleet operations;

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America; and

•	An experienced management team with a strong track record of operational experience and a strong brand having a well established reputation for reliability and performance.

Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation.

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 40 owned vessels and 21 chartered-in vessels (all of which have purchase options). The average age of the operating fleet is 7.4 years.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of 14 modern Ultra Handymax vessels, 13 Capesize vessels, 12 Panamax vessels and one Handysize vessel.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Sphera	Panamax	2016	84,872
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Navios Mars	Capesize	2016	181,259

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of seven Capesize, nine Panamax, four Ultra Handymax, and one Handysize vessels under long-term time charters, having an average age of approximately 3.8 years. Of the 21 chartered-in vessels, 17 are currently in operation and four are scheduled for delivery at various times through 2016 and 2017, as set forth in the following table:

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Navios Aldebaran	Panamax	2008	76,500	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Amber	Panamax	2015	80,994	Yes
Beaufiks	Capesize	2004	180,310	Yes
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Canary	Capesize	2015	181,528	Yes
Dream Coral	Capesize	2015	181,249	Yes

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option
Navios Coral	Panamax	Q4 2016	84,000	Yes
Navios Felix	Capesize	Q4 2016	180,000	Yes
Navios Citrine	Panamax	Q1 2017	81,000	Yes
Navios Dolphin	Panamax	Q1 2017	81,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.

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

Exercise of Vessel Purchase Options

Navios Holdings has executed several purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered on various dates from November 30, 2005 until February 21, 2011. Navios Holdings currently has options to acquire all of the 17 chartered-in vessels currently in operation and all of the four long-term chartered-in vessels on order (on one of the 21 purchase options Navios Holdings holds a 50% initial purchase option).

Commercial Ship Management: Commercial management of Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s and Navios Europe II’s fleet involves identifying and negotiating charter party employment for the vessels. In addition to its internal commercial ship management capabilities, Navios Holdings uses the services of a related party, Acropolis Chartering & Shipping Inc. (“Acropolis”), based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers, and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s and Navios Europe II’s vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management: Navios Holdings provides, through its subsidiaries, Navios Shipmanagement Inc. and Navios Tankers Management Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s and Navios Europe II’s vessels under the terms of the management agreements between the parties. Based in Piraeus, Greece, Monaco and Singapore, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.

Operation of the Fleet: The operations departments supervise the post-fixture business of the vessels in Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s and Navios Europe II’s fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled.

Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•	Freight Rate Risk. Navios Holdings may use FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings may enter into these FFAs through over-the-counter transactions and over LCH, the London Clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the Company’s commercial ship management strategy and policies. See “Risk Factors — Risks Associated with the Shipping Industry and Our Dry bulk Operations — Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high quality credit collateralized corporations and financial institutions. Most importantly, Navios Holdings has guidelines and policies that are designed to limit the amount of credit exposure.

•	Interest Rate Risk. Navios Holdings may use from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See also item 11 “Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk.”

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 24.4% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 10.1% of its expenses related to operation of its Greek, Belgian and Monaco offices, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Dry bulk Vessel Operations

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities. Navios Holdings’ customers under charter parties, COAs, and its counterparties under FFAs, include national, regional and international companies, such as Cargill International S.A., GIIC, Louis Dreyfus Commodities, Oldendorff Carriers, Swiss Marine, Rio Tinto and Mansel Ltd. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue and for the year ended December 31, 2013, none of the Company’s customers accounted for more than 10% of the Company’s revenue.

Logistics Business Operations

Customers of Navios Logistics include affiliates of Archer Daniels Midland Company (“ADM”), Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. In its dry port facility in Uruguay, Navios Logistics has been serving three of its key global customers, ADM, Cargill and Louis Dreyfus, for more than 17 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has had long-term relationships with its global petroleum customers for more than 13 years on average (such as Axion Energy, Petrobras Group, YPF and Shell). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in its trade receivables. For the year ended December 31, 2015, Navios Logistics’ two largest customers, Vale and Cammessa, accounted for 27.8% and 12.9% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 61.7% of its revenues. For the year ended

December 31, 2014, Navios Logistics’ three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 60.3% of its revenues. For the year ended December 31, 2013, Navios Logistics’ two largest customers, Vale and Petropar, accounted for 18.5% and 10.7% of its revenues, respectively, and Navios Logistics’ five largest customers accounted for approximately 56.4% of its revenues.

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,775 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 10,700 vessels, aggregating approximately 776 million dwt as of December 31, 2015. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only four companies are known to have fleets of 100 vessels or more after the merger of the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group into China COSCO Shipping. The other three are the largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

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

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of Navios Logistics’ customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-

how, reputation and credibility. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas.

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

Intellectual Property

We consider NAVIOS to be our proprietary trademark, service mark and trade name. We hold several U.S. and E.U. trademark registrations for our proprietary logos and the domain name registration for our website.

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

These regulations have been and continue to be regularly amended as new and more stringent standards of pollution prevention are introduced with which we are required to comply.

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The revised Annex VI provides, in particular, for a reduction of the global sulfur cap, initially to 3.5% (from the previous cap of 4.5%), which came into effect on January 1, 2012, then progressively reducing to 0.50% effective from January 1, 2020, subject to a feasibility review to be completed no later than 2018 (regarding the availability of compliant fuel which could defer the requirement to January 1, 2025); and the establishment of new tiers of stringent nitrogen oxide emissions standards for marine engines, depending on their date of installation. We anticipate incurring costs in complying with these more stringent standards. At the 68th session of MEPC, in 2015, draft amendments to Annex VI were approved for additional record requirements for operational compliance with NOx Tier III emission control areas, and are set for adoption at the 69th session to be held in 2016.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015). At its 66th Session, the MEPC adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At its 68th session, the MEPC requested that the IMO Secretariat begin a review by September 1, 2015 of the availability of fuel compliant with regulation 14 of Annex VI (SOx and particulate matter), which requires sulfur content of fuel oil on board ships to be at or below 0.50% m/m by January 1, 2010. These more stringent fuel standards, when fully in effect, are expected to require measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, to achieve compliance, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex I to the MARPOL Convention entered into force in January 2007 incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and required oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. We intend that all of our newbuild tanker vessels, if any, will comply with Regulation 12A.

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

On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verigfication requirement beginning on January 1, 2018. This EU Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process.

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

The BWM Convention will not enter into force until 12 months after it has been adopted by 30 member-states, the combined merchant fleets of which represent not less than 35% of the gross tonnage of the world’s merchant shipping. The number of member-states has already been met, and as of April 19, 2016, the BWM Convention had 49 contracting states for 34.79% of world gross tonnage. Additional countries may ratify in 2016, which may cross the 35% of world gross tonnage threshold, such that entry of the BWM Convention into force is anticipate in the foreseeable future and will likely result in additional compliance costs. At the 68th session of MEPC, the committee approved of a “Roadmap for the implementation of the BWM Convention,” which encourages early adopters of ballast water management systems approved in accordance with current BWM guidelines and provides protections from penalties for those BWM systems installed according to current guidelines.

European Regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and while it does in some respects align with the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g. as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Seam and the English Channel are using gas oils with a sulfur content of no more than 0.10%).

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

United States Environmental Regulations and Laws Governing Civil Liability for Pollution: Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship-owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

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

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on December 21, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons), for tank vessels over 3,000 gross tons other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. For all other types of vessels, OPA currently limits liability of responsible parties to the greater of $1,100 per gross ton or $0.939 million per vessel that is over 300 gross tons. Under the OPA, these liability limits do not apply if an incident was directly caused by violation of applicable United States Federal Safety, Construction or Operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA, these limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not adopt legislation to amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

Similarly, in response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce, as much as possible, the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas, limiting possible disruptions to European Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015. The UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The EPA regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (VGP), system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013, the EPA adopted the 2013 VGP which took effect on December 19, 2013. The 2013 VGP is valid for five years.

This 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VCP, finding that the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held the 2013 VCP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions, that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

Also under the CAA, since 1990, the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. On July 16, 2013, the U.S. Coast Guard adopted regulations that made its VCS requirements more compatible with new EPA and State regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines. We intend to comply with all applicable state and U.S. federal regulations in the ports where our vessels call.

International laws governing civil liability for oil pollution damage

We operate a fleet of dry cargo vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the CLC is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the OPA discussed above, are particularly stringent.

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 11, 2016 had 81 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

Hull and Machinery and War Risk Insurance: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per

Panamax, Handymax and Container vessel and $0.2 million per Capesize vessel for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

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

Our fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, or $3.08 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our businesses are “loss of hire,” “strikes,” except in cases of loss of hire due to war or a piracy event, “defense,” and “credit risk.” Specifically, Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, Navios Holdings arranges war loss of hire insurance to cover up to 270 days of detention/loss of time. There are no deductibles for the war loss of hire cover. We maintain strike insurance for our port terminal operations.

Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for Deferred Calls and Supplementary Calls.

Credit Risk Insurance: With effect from March 25, 2014, the Company entered into an agreement to terminate the amended credit default insurance policy. In connection with the termination, Navios Holdings received compensation of $4.0 million in cash direct from the credit default insurer during the second quarter of 2014. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company.

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

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a revolving loan facility of up to $50.0 million to Navios Holdings (the “Loan Facility”). The lawsuit asserted that Navios Holdings is a controlling stockholder of Navios Acquisition and that Navios Holdings breached its alleged duties to Navios Acquisition in connection with entering into the Loan Facility. The primary relief sought by the plaintiffs was an order from the court barring Navios Holdings from drawing down upon the Loan Facility.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Loan Facility had been cancelled, and that no borrowings had been made under the Loan Facility. With the cancellation of the Loan Facility, the plaintiffs have indicated to the Court that they expect that their claims will be dismissed as moot, with the primary issue remaining in the litigation being the plaintiffs’ anticipated request that the Court award the plaintiffs’ attorneys’ fees, which request may be opposed by Navios Holdings and Navios Acquisition.

Crewing and Shore Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish, Romanian, Indian and Russian officers and Filipino, Georgian, Indian, Romanian, Ethiopian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Navios Logistics crews its fleet with Argentinean, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

As of December 31, 2015, with respect to shore-side employees, Navios Holdings and its subsidiaries employed 178 employees in its Piraeus, Greece office, 12 employees in its New York office, eight employees in its Antwerp, Belgium office, four employees in its Monaco office and one employee in its Singapore office. Navios Logistics employs 29 employees in the Asuncion, Paraguay office, 39 employees at the port facility in San Antonio, Paraguay, 106 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 158 employees at the dry port facility in Uruguay, and 10 employees at Hidronave South American Logistics S.A.’s (“Hidronave”) Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates currently lease the following properties:

•	Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019.

•	Kleimar N.V. leases approximately 632 square meters for its offices, in Antwerp, Belgium, pursuant to a lease that expires in 2019.

•	Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets a portion of the 34th floor in the building located at 825 Third Avenue, New York, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed on October 29, 2010 and expiring in 2019.

•	Navios Shipmanagement Inc. leases office space in Monaco pursuant to a lease that expires in June 2018.

Navios Logistics and its subsidiaries currently lease, (or occupy as free zone users, as the case may be), the following premises:

•

CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, which on

September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended to incorporate new plots of land until its final version dated March 4, 2016. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. The agreement expires on March 3, 2046, with a 20-year extension at Navios Logistics’ option until 2066. Navios Logistics pays a fixed annual fee of approximately $0.3 million, payable in eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped until December 31, 2017 and of $ 0.25 per ton transshipped thereafter. Navios Logistics has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if Navios Logistics breaches the terms of the agreement, or labor laws and social security contributions, and if Navios Logistics commits illegal acts. In March 2013, CNSA acquired Energias Renovables del Sur S.A., a Nueva Palmira Free Zone direct user pursuant to an agreement with the Free Trade Zone Authority — General Trade Bureau of the Ministry of Economy and Finance. In December 2014, Navios Logistics acquired Cartisur S.A. (“Cartisur”) and Edolmix S.A. (“Edolmix), both also Nueva Palmira Free Zone direct users. On March 4, 2016, the lands pertaining to Cartisur were assigned to CNSA.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Compañía Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2017.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Companía Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2017.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

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

As of December 31, 2015, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure as of December 31, 2015.

Subsidiaries included in the consolidation:

Company Name	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
				2015	2014	2013
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 -12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Company Name	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
				2015	2014	2013
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 -12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Floral Marine Ltd.	Vessel Owning Company	100%	Marshall Is.	—	—	—
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Company Name	Nature	Ownership Interest	Country of Incorporation	Statement of Operations
				2015	2014	2013
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 -12/31	1/1 -12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/14 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/4 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	5/19 – 12/31	—
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	5/19 – 12/31	—
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	5/19 – 12/31	—
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	6/4 - 12/31	—
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	11/24 - 12/31	—
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	—
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	10/09 – 12/31	—	—
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	10/09 –12/31	—	—

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2015 was 20.1%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2015 was 46.6%); (iii) Acropolis (economic interest as of December 31, 2015 was 35.0%); (iv) Navios Europe I and its subsidiaries (economic interest as of December 31, 2015 was 47.5%); and Navios Europe II and its subsidiaries (economic interest as of December 31, 2015 was 47.5%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2015, 2014 and 2013. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document. Where necessary, comparative figures have been reclassified to conform to changes in presentation in the current year.

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

Overview

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet, Navios Midstream’s fleet, Navios Europe I’s fleet and Navios Europe II’s fleet, and commercially manages its chartered-in fleet.

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

On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings. As of December 31, 2015, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.6% and its economic interest in Navios Acquisition was 46.6%.

In May 2013, Navios Holdings formed Navios Asia LLC (“Navios Asia”) in partnership with a third party and owned 51.0% of Navios Asia and its wholly owned subsidiaries. In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0%.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Midstream General Partner, a wholly-owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream. As of December 31, 2015, Navios Acquisition had 60.9% economic interest and Navios Holdings had indirect economic interest of 28.3% (through its ownership in Navios Acquisition) and no direct equity interest.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows which it believes will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs and FFAs.

Generally, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,437 per day for the year ended December 31, 2015. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels and long-term chartered fleet, will continue to help mitigate the impact of the declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

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

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 61 vessels totaling 6.3 million deadweight tons. The employment profile of the fleet as of April 18, 2016 is reflected in the tables below. The 57 vessels in current operation aggregate approximately 5.9 million deadweight tons and have an average age of 7.4 years. Navios Holdings has currently fixed 75.2% and 32.9% including index-linked charters of available days for 2016 and 2017, respectively, of its fleet (excluding vessels which are utilized to fulfill COAs), representing contracted fees (net of commissions), based on contracted charter rates from our current charter agreements of $105.9 million and $19.0 million, respectively. Although these fees are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance. The average contractual daily charter-out rate for the core fleet (excluding vessels which are utilized to fulfill COAs) is $9,431 and $16,308 for 2016 and 2017, respectively.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	3,619	No	05/2016
Navios Ionian	Ultra Handymax	2000	52,067	3,800	No	04/2016
Navios Celestial	Ultra Handymax	2009	58,063	8,075	No	04/2016
Navios Vector	Ultra Handymax	2002	50,296	3,800	No	04/2016
Navios Horizon	Ultra Handymax	2001	50,346	4,275	No	04/2016
Navios Herakles	Ultra Handymax	2001	52,061	8,930	No	09/2016
Navios Achilles	Ultra Handymax	2001	52,063	3,771 —	100% of weighted average Supramax Index 6TC Routes	04/2016 03/2017
Navios Meridian	Ultra Handymax	2002	50,316	3,800	No	04/2016
Navios Mercator	Ultra Handymax	2002	53,553	4,750	No	03/2017
Navios Arc	Ultra Handymax	2003	53,514	3,680 —	100% of average Supramax Index 6TC Routes	04/2016 12/2016
Navios Hios	Ultra Handymax	2003	55,180	5,453 —	Pool earnings +5%	03/2016 02/2017
Navios Kypros	Ultra Handymax	2003	55,222	5,453 —	Pool earnings +4%	03/2016 02/2017
Navios Ulysses	Ultra Handymax	2007	55,728	3,875 —	Average Supramax Index 6TC Routes	04/2016 04/2016
Navios Vega	Ultra Handymax	2009	58,792	5,596 —	Pool earnings +7%	03/2016 04/2016
Navios Astra	Ultra Handymax	2006	53,468	7,125	No	04/2016
Navios Magellan	Panamax	2000	74,333	4,560	No	06/2016
Navios Star	Panamax	2002	76,662	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Asteriks	Panamax	2005	76,801	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	11/2016 11/2018
Navios Centaurus	Panamax	2012	81,472	11,983 —	No 110% of average Panamax Index 4TC Routes less adjustment to be based on index formula	12/2016 12/2018

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Avior	Panamax	2012	81,355	3,682 —	Weighted average basis Panamax Index Routes +16.5%	04/2016 03/2017
Navios Galileo	Panamax	2006	76,596	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Northern Star	Panamax	2005	75,395	2,850	No	05/2016
Navios Amitie	Panamax	2005	75,395	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
Navios Taurus	Panamax	2005	76,596	3,653 —	Average basis Panamax Index 4TC Routes +4%	04/2016 01/2017
N Amalthia	Panamax	2006	75,318	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	12/2016 12/2018
N Bonanza	Panamax	2006	76,596	9,986 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	11/2016 11/2018
Navios Sphera	Panamax	2016	84,872	11,983 —	No 123% of average Panamax Index 4TC Routes less adjustment to be based on index formula	01/2017 01/2019
Navios Bonavis	Capesize	2009	180,022	13,110	No	02/2017
Navios Happiness	Capesize	2009	180,022	6,097 —	$4,750 +50% weighted average Baltic Capesize 5TC Index Routes	04/2016 01/2017
Navios Lumen	Capesize	2009	180,661	5,083	No	01/2017
Navios Stellar	Capesize	2009	169,001	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017
Navios Phoenix	Capesize	2009	180,242	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	08/2017	(5)
Navios Antares	Capesize	2010	169,059	3,300	No	05/2016
Navios Etoile	Capesize	2010	179,234	29,356	50% in excess of $38,500	12/02/2020
Navios Bonheur	Capesize	2010	179,259	—	Pool Earnings	01/2017
Navios Altamira	Capesize	2011	179,165	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	09/2017
Navios Azimuth	Capesize	2011	179,169	5,083	No	02/2017
Navios Gem	Capesize	2014	181,336	6,219 —	$7,750 +55% weighted average Baltic Capesize 5TC Index Routes	04/2016 01/2017
Navios Ray	Capesize	2012	179,515	3,100	No	05/2016
Navios Mars	Capesize	2016	181,259	—	$11,455 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017

Long-term Chartered-in Vessels

The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for 2016 has been reduced to $12,318/day. We estimate the average days of the long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for 2016 are 5,462 days.

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	5,985		04/2016
Navios Primavera	Ultra Handymax	2007	53,464	Yes		2,138		04/2016
Navios Oriana	Ultra Handymax	2012	61,442	Yes		6,188	(6)	03/2016
						—	(6)	02/2017
Navios Mercury	Ultra Handymax	2013	61,393	Yes		6,188	(6)	03/2016
						—	(6)	02/2017
Navios Venus	Ultra Handymax	2015	61,000	Yes		6,188	(6)	03/2016
						—	(6)	02/2017
Navios Marco Polo	Panamax	2011	80,647	Yes		11,983		01/2017
						—	(7)	10/2018
Navios Southern Star	Panamax	2013	82,224	Yes		5,700	(8)	04/2016
						—	(8)	02/2017
Navios Aldebaran	Panamax	2008	76,500	Yes		3,279	(9)	04/2016
						—	(9)	04/2016
Sea Victory	Panamax	2014	77,095	Yes		9,986		11/2016
						—	(10)	11/2018
Navios Sky	Panamax	2015	82,056	Yes		11,983		03/2017
						—	(11)	03/2019
Navios Amber	Panamax	2015	80,994	Yes		11,983		01/2017
						—	(12)	01/2019
Navios Koyo	Capesize	2011	181,415	Yes		5,872	(13)	04/2016
						—	(13)	01/2017
Dream Canary	Capesize	2015	180,528	Yes		10,450		11/2016
Dream Coral	Capesize	2015	181,249	Yes		12,350		11/2017
Beaufiks	Capesize	2004	180,310	Yes				—
King Ore	Capesize	2010	176,800	Yes				—
Navios Obeliks	Capesize	2012	181,415	Yes				—

Long-term Chartered-in Fleet to be Delivered

Vessels	Type	Delivery Date	Purchase Option	DWT
Navios Felix	Capesize	Q4 2016	Yes	180,000
Navios Coral	Panamax	Q4 2016	Yes	84,000
Navios Citrine	Panamax	Q1 2017	Yes	81,000
Navios Dolphin	Panamax	Q1 2017	Yes	81,000

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Subject to COA of $34,013 per day for the remaining period until fourth quarter of 2016.
(6)	Based on Pool Earnings +18%.
(7)	113% of average Panamax Index 4TC Routes less adjustment to be based on index formula
(8)	120% in excess of $6,000 basis Panamax Index 4TC Routes.
(9)	Based on weighted average Panamax Index 4TC Routes +10%.
(10)	114% of average Panamax Index 4TC Routes less $2,488/day
(11)	115% of average Panamax Index 4TC Routes less adjustment to be based on index formula
(12)	120% of average Panamax Index 4TC Routes less adjustment to be based on index formula
(13)	150% in excess of $5,050 basis Baltic Capesize Index 5TC.

Recent Developments

On February 16, 2016, Navios Holdings received notice from the NYSE that it was not in compliance with the NYSE’s continued listing standards because the average closing price of our common stock was less than $1.00 over a consecutive 30 trading-day period. Pursuant to the NYSE’s rules, Navios Holsings had a six-month cure period following receipt of the notice to bring its stock price per share and average share price above $1.00. Navios Holdings received confirmation from the NYSE on April 1, 2016 that it had regained compliance after its average closing share price for the 30 trading-day period ended March 31, 2016 and its closing price on March 31, 2016 exceeded $1.00.

In March 2016, Navios Holdings entered into a $50.0 million credit facility with Navios Acquisition which was available for multiple drawings up to a limit of $50.0 million. The $50.0 million facility had a margin of LIBOR plus 300 bps and a maturity until December 2018. On April 14, 2016, the facility was terminated. No borrowings had been made under the facility.

On March 4, 2016, Navios Logistics’ subsidiary CNSA that owns and operates Navios Logistics’ dry port terminal in Uruguay extended its user agreement with the Nueva Palmira Free Zone, where the dry port terminal is located. The amended agreement expires on March 3, 2046, with a 20-year extension at our option, until 2066.

On March 30, 2016, Navios Logistics received a message from Vale International stating that Vale International will not be performing the service contract entered into between CNSA and Vale International on September 27, 2013 for the iron ore port facility currently under construction in Nueva Palmira, Uruguay. While Navios Logistics believes that Vale International’s position is without merit and that the contract remains in force, no assurances can be provided that Vale International will finally perform the contract, failing which, Navios Logistics will take legal measures to enforce its entitlement to damages in accordance with the contract terms. If Vale International fails to perform the contract, there may be a significant impact on Navios Logistics’ business.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board may deem advisable.

Navios Acquisition

On March 23, 2016, Navios Holdings received $3.6 million from Navios Acquisition representing the cash dividend for the fourth quarter of 2015.

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

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 8.9 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Spot Charters, COAs and FFAs

Navios Holdings enhances vessel utilization and profitability through a mix of voyage charters, short-term charter-out contracts, COAs and strategic cargo contracts.

Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions or as economic hedges of transactions the Company expects to carry out in the normal course of its shipping business. By utilizing certain derivative instruments, including dry bulk shipping FFAs, the Company manages the financial risk associated with fluctuating market conditions. In entering into these contracts, the Company has assumed the risks relating to the possible inability of counterparties to meet the terms of their contracts.

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

Period over Period Comparisons

For the year ended December 31, 2015 compared to the year ended December 31, 2014

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2015 and 2014, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2015 and 2014.

(In thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenue	$480,820	$569,016
Administrative fee revenue from affiliates	16,177	14,300
Time charter, voyage and logistics business expenses	(247,882)	(263,304)
Direct vessel expenses	(128,168)	(130,064)
General and administrative expenses incurred on behalf of affiliates	(16,177)	(14,300)
General and administrative expenses	(34,183)	(45,590)
Depreciation and amortization	(120,310)	(104,690)
Provision for losses on accounts receivable	(59)	(792)
Interest income	2,370	5,515
Interest expense and finance cost	(113,151)	(113,660)
Loss on bond and debt extinguishment	—	(27,281)
Other income	4,840	15,639
Other expense	(34,982)	(24,520)

Loss before equity in net earnings of affiliated companies	$(190,705)	$(119,731)
Equity in net earnings of affiliated companies	61,484	57,751

Loss before taxes	$(129,221)	$(61,980)
Income tax benefit /(expense)	3,154	(84)

Net loss	$(126,067)	$(62,064)
Less: Net (income)/loss attributable to the noncontrolling interest	(8,045)	5,861

Net loss attributable to Navios Holdings common stockholders	$(134,112)	$(56,203)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2015 and 2014 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2015	2014
FLEET DATA
Available days	23,787	21,465
Operating days	23,453	21,422
Fleet utilization	98.6%	99.8%
Equivalent vessels	65	59
AVERAGE DAILY RESULTS
TCE	$7,846	$11,830

During the year ended December 31, 2015, there were 2,322 more available days as compared to 2014, due to (i) an increase in available days for owned vessels by 235 days, mainly due to the delivery of Navios Ray and Navios Gem in the fourth and second quarter of 2014, respectively; and (ii) an increase in charter-in fleet available days by 2,087 days. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2015 was $7,846 per day, $3,984 per day lower than the rate achieved in 2014. This was due primarily to the decline in the freight market during 2015 as compared to 2014.

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2015 was $229.8 million as compared to $300.2 million for the same period during 2014. The decrease in dry bulk revenue was mainly attributable to a decrease in TCE per day by 33.7% to $7,846 per day in the year ended December 31, 2015, as compared to $11,830 per day in the same period of 2014. This decrease was partially mitigated by a net increase in available days of our fleet by 2,322 days as described above.

Revenue from the logistics business was $251.0 million for the year ended December 31, 2015 as compared to $268.8 million for the year ended December 31, 2014. The decrease of $17.8 million was mainly attributable to (i) a $18.3 million decrease in the port terminal business mainly attributable to decreased volume and sales prices of the products sold at the Paraguayan liquid port terminal; and (ii) a $3.1 million decrease in the barge business mainly attributable to decreased volume of liquid cargo transported. The overall decrease was partially mitigated by a $3.6 million increase in the cabotage business mainly attributable to an increase in the cabotage fleet’s operating days.

Administrative Fee Revenue From Affiliates: Administrative fee revenue from affiliates increased by $1.9 million, or 13.1%, to $16.2 million for the year ended December 31, 2015, as compared to $14.3 million for the year ended December 31, 2014. See general and administrative expenses incurred on behalf of affiliates and general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $15.4 million or 5.9% to $247.9 million for the year ended December 31, 2015, as compared to $263.3 million for the year ended December 31, 2014.

Time charter and voyage expenses from dry bulk operations increased by $19.9 million, or 12.6%, to $177.5 million for the year ended December 31, 2015, as compared to $157.6 million for the year ended December 31, 2014. This was primarily due to the increase in charter-in days (as discussed above), partially mitigated by (i) a decrease in voyage expenses mainly relating to fuel expenses; and (ii) a decrease in loss voyages in the current period.

Of the total expenses for the years ended December 31, 2015 and 2014, $70.4 million and $105.7 million, respectively, related to Navios Logistics. The decrease of $35.3 million in time charter, voyage and logistics business was mainly due to (i) a $20.6 million decrease in the port terminal business mainly attributable to the decline in both the volume and the price of the products sold at the liquid port terminal in Paraguay; and (ii) a $15.5 million decrease in the barge business mainly attributable to lower fuel expenses due to a decrease in the number of voyages under CoA contracts.This overall decrease was partially mitigated by a $0.8 million increase in the cabotage business mainly attributable to increased voyage expense.

Direct Vessel Expenses: Direct vessel expenses decreased by $1.9 million, or 1.5%, to $128.2 million for the year ended December 31, 2015, as compared to $130.1 million for the year ended December 31, 2014. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $6.0 million, or 11.3%, to $46.1 million for the year ended December 31, 2015, as compared to $52.1 million for the year ended December 31, 2014. This decrease was mainly attributable to (i) a decrease in crew expenses; (ii) a decrease in lubricants and chemicals expenses; and (iii) a decrease in insurance expenses.

Of the total amounts of direct vessel expenses for the years ended December 31, 2015 and 2014, $82.0 million and $78.0 million, respectively, related to Navios Logistics. The increase of $4.0 million in direct vessel expenses was mainly due to (i) a $1.5 million increase in the amortization of deferred drydock and special survey costs; and (ii) a $9.1 million increase in direct vessel expenses of the cabotage business mainly attributable to the increase in the cabotage fleet’s available days and an increase in crew costs. This increase was partially mitigated by a $6.6 million decrease in direct vessel expenses of the barge business, mainly attributable to lower repairs and maintenance and crew costs.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $1.9 million, or 13.1%, to $16.2 million for the year ended December 31, 2015, as compared to $14.3 million for the year ended December 31, 2014. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Administrative fee revenue from affiliates	$(16,177)	$(14,300)
General and administrative expenses incurred on behalf of affiliates	16,177	14,300
General and administrative expenses	34,183	45,590

(in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Dry bulk Vessel Operations	$20,175	$29,951
Logistics Business	14,008	14,764

Sub-total	34,183	44,715
Credit risk insurance	—	875

General and administrative expenses	$34,183	$45,590

The decrease in general and administrative expenses by $11.4 million, or 25.0%, to $34.2 million for the year ended December 31, 2015, as compared to $45.6 million for the year ended December 31, 2014, was mainly attributable to (i) a $8.2 million decrease in payroll and other related costs; (ii) a $0.8 million decrease attributable to the Logistics Business; (iii) a $0.3 million decrease in professional, legal and audit fees; (iv) a $1.2 million decrease in other administrative expenses, including office expenses; and (v) a $0.9 million decrease in credit risk insurance fees following the termination of the credit default insurance policy on March 25, 2014.

Depreciation and Amortization: For the year ended December 31, 2015, depreciation and amortization increased by $15.6 million to $120.3 million, as compared to $104.7 million for the year ended December 31, 2014. The increase was primarily due to an increase in (i) depreciation and amortization of dry bulk vessels by $10.2 million mainly attributable to the net effect of the re-delivery of two vessels to their headowners in the fourth quarter of 2015, the early re-delivery of one of the aforementioned vessels from its charterer in the first quarter of 2015 and the subsequent write-off of their purchase option, favorable and unfavorable lease balances; (ii) the new vessel deliveries during 2014 (as discussed above) by $2.5 million; and (iii) depreciation and amortization of the logistics business by $2.9 million, mainly due to the depreciation of three new pushboats, and 72 new dry barges acquired in 2014 and the acquisition of a bunker vessel that commenced operations in the first quarter of 2015.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2015, provision for losses on accounts receivable decreased by $0.7 million to $0.1 million, as compared to $0.8 million for the year ended December 31, 2014. The decrease was mainly attributable to the logistics business.

Interest Income: Interest income decreased by $3.1 million to $2.4 million for the year ended December 31, 2015, as compared to $5.5 million for the same period in 2014, mainly due to $4.4 million decrease attributable to the arrangement fee earned in 2014 pursuant to the Navios Acquisition’s short-term credit facility. This decrease was partially mitigated by (i) $1.0 million increase in interest income attributable to the dry bulk vessel operations, mainly due to interest income from Navios Europe I and Navios Europe II; and (ii) $0.3 million increase in interest income of the logistics business, mainly due to higher income from short-term deposits.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2015 decreased by $0.5 million, or 0.4%, to $113.2 million, as compared to $113.7 million in the same period of 2014. This decrease was due to a $0.8 million decrease in interest expense and finance cost of the logistics business, mainly attributable to an increased amount of interest capitalized, which was partially mitigated by a $0.3 million increase in interest expense and finance cost of dry bulk vessel operations.

Other Income: Other income decreased by $10.8 million to $4.8 million for the year ended December 31, 2015, as compared to $15.6 million for the year ended December 31, 2014. The decrease was due to a $9.1 million decrease in other income of dry bulk vessels operations and a $1.7 million decrease in other income of the logistics business.

The decrease in other income of the dry bulk vessels operations is mainly due to (i) a $7.2 million decrease in income, relating to the sale of a defaulted counterparty claim to an unrelated third party during 2014; and (ii) a $3.6 million decrease in income relating to the termination of the credit default insurance policy in 2014. This decrease was partially offset by (i) a $0.9 million increase in gains from foreign exchange differences, and (ii) a $0.8 million increase in miscellaneous other income.

The decrease in other income of the logistics business was mainly due to the increased loss from foreign exchange differences as a result of the less favorable fluctuation of the U.S. dollar exchange rate against the local currencies in the countries where Navios Logistics conducts its operations.

Other Expense: Other expense increased by $10.5 million to $35.0 million for the year ended December 31, 2015, as compared to $24.5 million for the year ended December 31, 2014. This increase was due to a $7.5 million increase in other expense of dry bulk vessels operations and a $3.0 million increase in other expense of the logistics business.

The increase in other expense of dry bulk vessels operations is mainly due to a $18.8 million increase in claims under the Navios Partners Guarantee (as defined below) during 2015. This increase was partially mitigated by (i) a $9.7 million decrease in expense relating to the reclassification to earnings of available-for-sale securities for an other-than-temporary impairment during 2015 compared to last year; and (ii) a $1.6 million decrease in miscellaneous other expense. The increase in other expense of the logistics business was mainly due to an increase in taxes other-than-income taxes.

Equity in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $3.7 million, or 6.5%, to $61.5 million for the year ended December 31, 2015, as compared to $57.8 million for the same period in 2014. This increase was mainly due to a $6.4 million increase in investment income which was partially offset by a $2.7 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $6.4 million increase in investment income consisted of (i) $23.8 million relating to Navios Acquisition (a $35.8 million increase in equity income, partially mitigated by a $12.0 million decrease mainly as a result of gains recorded in 2014 following the issuance of shares after Navios Acquisition’s offering in February 2014 and the vesting of restricted stock awards in October 2014); (ii) a $1.3 million increase in investment income from Navios Europe II; and (iii) a $0.5 million increase in investment income from Navios Europe I. This total increase was partially mitigated by (i) a $18.8 million decrease in investment income from Navios Partners ($11.2 million decrease as a result of gains recorded in 2014 following the issuance of shares for Navios Partners’ offering in February 2014, and a $7.6 million decrease in equity income); and (ii) a $0.4 million decrease in investment income from Acropolis.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Item 7.B. Related Party Transactions”).

Income Tax Benefit/(Expense): Income tax benefit increased by $3.3 million to $3.2 million benefit for the year ended December 31, 2015, as compared to a $0.1 million expense for the year ended December 31, 2014. The total change in income tax was attributable to Navios Logistics mainly due to the effect of the pre-tax losses of certain subsidiaries of the barge business and lower pre-tax profit in the cabotage business.

Net (Income)/ LossAttributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $13.9 million to $8.0 million income for the year ended December 31, 2015, as compared to $5.9 million loss for the same period in 2014. This increase was mainly attributable to logistics business net income for the year ended December 31, 2015 compared to net loss for the same period in 2014.

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for approximately $251.0 million, or 52.2%, of our revenue, $16.2 million, or 12.1%, of our total net loss and approximately $74.4 million, or 66.0%, of Adjusted EBITDA, in each case, for the year ended December 31, 2015. Our non-guarantor subsidiaries accounted for approximately $268.8 million, or 47.2%, of our revenue, $7.0 million, or 12.5%, of our total net loss and approximately $51.2 million, or 29.0%, of Adjusted EBITDA, in each case, for the year ended December 31, 2014. Our non-guarantor subsidiaries accounted for approximately $237.1 million, or 46.3%, of our revenue, $9.3 million, or 8.5%, of our total net loss and approximately $56.4 million, or 52.3%, of Adjusted EBITDA, in each case, for the year ended December 31, 2013.

B. Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt securities and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt in privately negotiated or open transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. Navios Holdings anticipates that cash on hand, borrowings and internally generated cash flows will be sufficient to fund the operations of the dry bulk vessel operations and the logistics businesses, including our present working capital requirements. Generally, our sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs. See “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information for each of the years ended December 31, 2015, 2014 and 2013.

(in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Net cash provided by operating activities	$43,478	$56,323	$59,749
Net cash used in investing activities	(36,499)	(244,888)	(258,571)
Net cash (used in)/provided by financing activities	(91,123)	248,290	128,785

(Decrease)/increase in cash and cash equivalents	(84,144)	59,725	(70,037)
Cash and cash equivalents, beginning of year	247,556	187,831	257,868

Cash and cash equivalents, end of year	$163,412	$247,556	$187,831

Cash provided by operating activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by operating activities decreased by $12.8 million to $43.5 million for the year ended December 31, 2015, as compared to $56.3 million for the year ended December 31, 2014. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items including depreciation and amortization and deferred taxes which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2015	Year Ended December 31, 2014
Net loss	$(126,067)	$(62,064)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	120,310	104,690
Amortization and write-off of deferred financing costs	4,524	4,061
Amortization of deferred drydock and special survey costs	13,340	12,263
Provision for losses on accounts receivable	59	792
Share based compensation	5,591	7,719
Loss on bond and debt extinguishment	—	4,786
Income tax (benefit)/expense	(3,154)	84
Realized holding loss on investments in-available-for-sale-securities	1,782	11,553
Equity in affiliates, net of dividends received	(30,398)	(22,179)

Net loss adjusted for non-cash items	$(14,013)	$61,705

Accounts receivable, net, decreased by $20.8 million, from $85.6 million at December 31, 2014 to $64.8 million at December 31, 2015. The decrease was primarily due to (i) a $9.0 million decrease in accounts receivable from charterers and other receivables; (ii) a $8.6 million decrease in accrued voyage income and expenses in dry bulk operations business; and (iii) a $3.2 million decrease in accounts receivable of Navios Logistics mainly attributable to lower sales of products close to the year end.

Amounts due from/(to) affiliate companies, including current and non-current portion, decreased by $40.6 million from $37.5 million receivable for the year ended December 31, 2014 to $3.1 million payable for the year ended December 31, 2015. This decrease was due to (a) a $13.3 million decrease in dividends receivable and long-term receivable from affiliate companies; (b) a $30.3 million net increase in payable of management and administrative fees, other expenses and reimbursement for drydocking costs; and (c) a $3.0 million increase in loan receivable from Navios Europe I and Navios Europe II.

Inventories decreased by $8.1 million, from $32.5 million at December 31, 2014 to $24.4 million at December 31, 2015. The decrease was primarily due to (i) a $6.7 million decrease in inventories of Navios Logistics mainly attributable to an decrease in inventories in the liquid port; and (ii) a $1.4 million decrease in inventories on board our dry bulk vessels.

Prepaid expenses and other current assets increased by $2.4 million, from $21.7 million at December 31, 2014 to $24.1 million at December 31, 2015. The increase was primarily due to (i) a $7.5 million increase in accounts receivable claims; and (ii) a $0.5 million increase in taxes. This increase was partially offset by (i) a $1.1 million decrease in prepaid voyage and operating costs; (ii) a $0.1 million decrease in other assets; and (iii) a $4.4 million decrease in prepaid expenses and other current assets of Navios Logistics mainly attributable a decrease in accounts receivable claims.

Other long term assets decreased by $3.5 million, from $7.0 million at December 31, 2014 to $3.5 million at December 31, 2015. The decrease was primarily due to a $3.7 million decrease in long-term receivables from charters, which was partially offset by a $0.2 million increase in other long-term assets of Navios Logistics.

Accounts payable increased by $18.8 million, from $53.8 million at December 31, 2014 to $72.6 million at December 31, 2015. The increase was primarily due to (i) a $13.8 million increase in accounts payable to suppliers; (ii) a $9.1 million increase in accounts payable to insurers; (iii) a $5.9 million increase in accounts payable relating to utilities and other service providers, repairers and legal, audit and consulting services; (iv) a $2.2 million increase in port agents payable; (v) a $0.3 million increase in accounts payable to headowners; and (vi) a $0.1 million increase in accounts payable to bunkers and lubricants suppliers. This increase was partially mitigated by (i) a $4.1 million decrease in accounts payable relating to brokers and other accounts payable; and (ii) a $8.5 million decrease in accounts payable of Navios Logistics.

Accrued expenses and other liabilities decreased by $4.2 million to $103.1 million at December 31, 2015 from $107.3 million at December 31, 2014. The decrease was primarily due to (i) a $7.0 million decrease in accrued voyage expenses; (ii) a $0.3 million decrease in accrued running costs; (iii) a $0.2 million decrease in accrued payroll; (iv) a $0.2 million decrease in accrued interest; and (v) a $9.5 million decrease in accrued expenses of Navios Logistics. This decrease was partially mitigated by (i) a $8.8 million increase in claims submitted under the Navios Partners Guarantee (as defined below); (ii) a $3.9 million increase in other accrued expenses and other liabilities; and (iii) a $0.3 million increase in accrued estimated losses on uncompleted voyages.

Deferred income and cash received in advance increased by $1.1 million to $13.5 million at December 31, 2015 from $12.4 million at December 31, 2014. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The increase was primarily due to (i) a $0.8 million increase in deferred freight; and (ii) a $ 1.0 million increase in deferred income of Navios Logistics, partially mitigated by a $0.7 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners.

Other long term liabilities and deferred income increased by $3.4 million to $20.9 million at December 31, 2015 from $17.5 million at December 31, 2014. The increase was primarily due to (i) a $6.5 million increase in claims submitted under the Navios Partners Guarantee (as defined below); and (ii) a $0.1 million increase in other long term payables. This increase was partially offset by (i) a $1.8 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (ii) a $1.4 million decrease in other long-term liabilities of Navios Logistics.

Cash used in investing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Cash used in investing activities was $36.5 million for the year ended December 31, 2015, as compared to $244.9 million for the same period of 2014.

Cash used in investing activities for the year ended December 31, 2015 was the result of (i) $16.2 million in payments for the acquisition of common units and general partner units following Navios Partners’ offering in February 2015; (ii) a $6.7 million investment in Navios Europe II; (iii) $7.6 million in payments relating to deposits for the acquisition of two bulk carrier vessels delivered in January 2016; (iv) a $7.3 million loan to Navios Europe II; (v) $0.3 million in payments in other fixed assets; and (vi) $27.0 million in payments in fixed assets by Navios Logistics as follows: (a) $0.8 million in payments for the transportation and other acquisition costs of new dry barges; (b) $12.1 million in payments for the expansion of the dry port terminal; (c) $7.1 million in payments for the construction of three new pushboats; and (d) $7.0 million in payments for improvements and purchase of other fixed assets. The above were partially offset by (i) $18.2 million in dividends received from Navios Acquisition; and (ii) $10.4 million loan repayment from Navios Acquisition.

Cash used in investing activities for the year ended December 31, 2014 was the result of (i) $2.2 million used to purchase general partner units in Navios G.P. LLC, the general partner of Navios Partners (“General Partner”) following Navios Partners’ common equity offering in February 2014; (ii) $22.1 million in payments relating to deposits for the acquisition of two bulk carrier vessels delivered in January of 2016; (iii) $5.1 million ouflow relating to Navios Acquisition’s long term receivable; (iv) a $4.5 million loan to Navios Europe; (v) $123.5 million in payments for the acquisition of the N Bonanza, the Navios Gem and the Navios Ray in January, June and November 2014, respectively; (vi) $10.2 million relating to the acquisition of Edolmix and Cartisur (both acquisitions of intangible assets) by Navios Logistics; (vii) $0.2 million of payments in other fixed assets; and (viii) $91.7 million of payments in fixed assets by Navios Logistics as follows: (a) $6.9 million for the construction of three new pushboats; (b) $3.7 million for the acquisition and transport of three pushboats delivered in the first quarter of 2014; (c) $52.7 million for the construction and transport of new dry barges; (d) $16.3 million for dredging works related to the expansion of the dry port in Uruguay; (e) $5.5 million in payments for the acquisition of a second-hand bunker vessel, including relocation costs; (f) $0.7 million in payments for the construction of a new conveyor belt in Nueva Palmira; and (g) $5.9 million for the purchase of other fixed assets. The above were partially offset by $14.6 million in dividends received from Navios Acquisition.

Cash (used in)/provided by financing activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Cash used in financing activities was $91.1 million for the year ended December 31, 2015, as compared to $248.3 million provided by financing activities for the same period of 2014.

Cash used in financing activities for the year ended December 31, 2015 was the result of (i) $36.0 million of payments performed in connection with the Company’s outstanding indebtedness, of which $24.1 million related to installments for the year 2015, $6.9 million to installments for the year 2016 and $5.0 million to balloon payments due in 2019 and 2020; (ii) $6.8 million for the payment of the balance of the purchase price for two companies acquired by Navios Logistics in 2014 (both acquisitions of intangible assets), (iii) $1.5 million relating to payments for capital lease obligations; (iv) $35.4 million of dividends paid to the Company’s stockholders; (v) a $11.1 million increase in restricted cash relating to loan repayments and security under certain credit facilities; (vi) $0.2 million in payments for the acquisition of treasury stock; and (vii) $0.1 million in payments for debt issuance cost, in relation to the acquisition of two bulk carrier vessels delivered in January 2016.

Cash provided by financing activities for the year ended December 31, 2014 was the result of (i) $163.6 million net proceeds following the sale of the Series G on January 28, 2014 and Series H on July 8, 2014; (ii) $3.5 million contribution of noncontrolling shareholders for the acquisition of the N Bonanza; (iii) $0.6 million in proceeds from the exercise of options to purchase common stock; (iv) $71.0 million of loan proceeds (net of $1.2 million finance fees) for financing the acquisition of the N Bonanza, the Navios Gem and the Navios Ray; and (v) $365.7 million of proceeds from the issuance of the 2022 Logistics Senior Notes in April 2014 (net of $9.3 million finance fees). This was partially offset by: (i) $20.8 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) $290.0 million repayment of the 2019 Logistics Senior Notes (as defined herein); (iii) $32.7 million of dividends paid to the Company’s stockholders; (iv) $10.9 million relating to payments for the acquisition of the noncontrolling interest in Navios Asia; (v) $1.4 million relating to payments for capital lease obligations; and (vi) $0.3 million increase in restricted cash relating to loan repayments.

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

Other long term assets increased by $1.5 million, from $5.5 million at December 31, 2013 to $7.0 million at December 31, 2014. The increase was primarily due to a $2.7 million increase in long-term receivables from charterers, which was partially offset by a $1.2 million decrease in other long-term assets of Navios Logistics.

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

Other long term liabilities and deferred income decreased by $7.7 million to $17.5 million at December 31, 2014 from $25.2 million at December 31, 2013. The decrease was primarily due to (i) a $3.9 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (ii) a $4.0 million decrease in other long-term liabilities of Navios Logistics mainly due to the repayment of installments for the acquisition of the chartered-in fleet. This decrease was partially offset by a $0.2 million increase in other long term payables.

Cash used in investing activities for the year ended December 31, 2014 as compared to the year ended December 31, 2013:

Cash used in investing activities was $244.9 million for the year ended December 31, 2014, as compared to $258.6 million for the same period of 2013.

Cash used in investing activities for the year ended December 31, 2014 was the result of (i) $2.2 million used to purchase general partner units in the General Partner following Navios Partners’ common equity offering in February 2014; (ii) $22.1 million in payments relating to deposits for the acquisition of two bulk carrier vessels delivered in January of 2016; (iii) $5.1 million ouflow relating to Navios Acquisition’s long term receivable; (iv) a $4.5 million loan to Navios Europe; (v) $123.5 million in payments for the acquisition of the N Bonanza, the Navios Gem and the Navios Ray in January, June and November 2014, respectively; (vi) $10.2 million relating to the acquisition of Edolmix and Cartisur (both acquisitions of intangible assets) by Navios Logistics; (vii) $0.2 million of payments in other fixed assets; and (viii) $91.7 million of payments in fixed assets by Navios Logistics as follows: (a) $6.9 million for the construction of three new pushboats; (b) $3.7 million for the acquisition and transport of three pushboats delivered in the first quarter of 2014; (c) $52.7 million for the construction and transport of new dry barges; (d) $16.3 million for dredging works related to the expansion of the dry port in Uruguay; (e) $5.5 million in payments for the acquisition of a second-hand bunker vessel, including relocation costs; (f) $0.7 million in payments for the construction of a new conveyor belt in Nueva Palmira; and (g) $5.9 million for the purchase of other fixed assets. The above were partially offset by $14.6 million in dividends received from Navios Acquisition.

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

Cash provided by financing activities for the year ended December 31, 2014 was the result of (i) $163.6 million net proceeds following the sale of the Series G on January 28, 2014 and Series H on July 8,

2014; (ii) $3.5 million contribution of noncontrolling shareholders for the acquisition of the N Bonanza; (iii) $0.6 million in proceeds from the exercise of options to purchase common stock; (iv) $71.0 million of loan proceeds (net of $1.2 million finance fees) for financing the acquisition of the N Bonanza, the Navios Gem and the Navios Ray; and (v) $365.7 million of proceeds from the issuance of the 2022 Logistics Senior Notes in April 2014 (net of $9.3 million finance fees). This was partially offset by: (i) $20.8 million of installments paid in connection with the Company’s outstanding indebtedness; (ii) $290.0 million repayment of the 2019 Logistics Senior Notes (as defined herein); (iii) $32.7 million of dividends paid to the Company’s stockholders; (iv) $10.9 million relating to payments for the acquisition of the noncontrolling interest in Navios Asia; (v) $1.4 million relating to payments for capital lease obligations; and (vi) $0.3 million increase in restricted cash relating to loan repayments.

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

Adjusted EBITDA for the years ended December 31, 2015 and 2014 was $112.8 million and $176.7 million, respectively. The $63.9 million decrease in Adjusted EBITDA was primarily due to (i) a $88.2 million decrease in revenue; (ii) a $10.7 million decrease in other income; (iii) a $10.4 million increase in other expenses; and (iv) a $13.9 million increase in net income attributable to the noncontrolling interest. This overall decrease of $123.2 million was partially mitigated by (i) a $15.4 million decrease in time charter, voyage and logistics business expenses; (ii) a $2.9 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $9.3 million decrease in general and administrative expenses

(excluding share-based compensation expenses); (iv) a $0.7 million decrease in provision for losses on accounts receivable; (v) a $3.7 million increase in equity in net earnings from affiliated companies; and (vi) a $27.3 million decrease in loss on bond and debt extinguishment.

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

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2015.

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

and (ii) to repay in full indebtedness of $123.3 million relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes. The effect of this transaction was the recognition of a $37.1 million loss in the consolidated statement of comprehensive (loss)/income under “Loss on bond and debt extinguishment”.

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

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2015.

Secured Credit Facilities

The majority of the Company’s senior secured credit facilities include maintenance covenants, including (i) loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, (ii) minimum liquidity and (iii) net total debt divided by total assets, as defined in each senior secured credit facility. As of December 31, 2015, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities outlined below.

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

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of Navios Azimuth. As of December 31, 2015, the outstanding amount under the loan facility was repayable in 11 semi-annual equal installments of $1.2 million with a final balloon payment of $8.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. In December 2015, Navios Azimuth was added as collateral to the Navios Asia facility. As of December 31, 2015, the outstanding amount under this facility was $21.3 million.

In August 2009, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $75.0 million to partially finance the acquisition costs of two Capesize vessels. The loan bore interest at a rate of LIBOR plus 175 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2015, the facility is repayable in 13 semi-annual equal installments of $0.7 million, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2015, the outstanding amount under this facility was $16.1 million.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2015, the outstanding amount under the loan facility was repayable in 13 semi-annual equal installments of $0.7 million after the drawdown date, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2015, the outstanding amount under this facility was $16.6 million.

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two equal tranches, in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. Each tranche is repayable in ten equal semi-annual installments of $0.6 million, with a final balloon payment of $5.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2015, the outstanding amount of the loan was $18.6 million.

DNB Facilities: In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40.0 million in order to partially finance the construction of one Capesize bulk carrier. The loan bore interest at a rate of LIBOR plus 275 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. As of December 31, 2015, the third tranche of the facility is repayable in 10 quarterly installments of $0.9 million, with a final balloon payment of $9.1 million on the last payment date; and the fourth tranche of the facility is repayable in 16 quarterly installments of $0.8 million, with a final balloon payment of $9.1 million on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2015, the outstanding amount was $40.5 million.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of Navios Serenity; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, entering into a new tranche for an amount of $30.0 million in order to finance the acquisition of the Navios Gem, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2015, the first tranche is repayable in 17 quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date, the second tranche is repayable in 18 quarterly installments of $0.3 million, with a final balloon payment of $6.3 million on the last repayment date and the third tranche is repayable in 18 quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date. On January 28, 2016, Navios Holdings prepaid the installments due in 2016, amounting to $4.1 million. The loan facility requires compliance with certain financial covenants, which have been amended to exclude Navios Serenity until December 31, 2016 in the loan-to-value ratio covenants. As of December 31, 2015, the total outstanding amount was $58.9 million.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2015, the facility is repayable in 12 quarterly installments of $1.0 million, with a final balloon payment of $20.0 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, Navios Sphera and Navios Mars were added as collateral to this facility, and certain financial covenants were tested upon delivery of the two vessels. As of December 31, 2015, the outstanding amount was $32.0 million.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41.0 million, to be drawn in two tranches, to finance the acquisition of Navios Mars and Navios Sphera. The facility bears interest at a rate of LIBOR plus 255 basis points. The first tranche is repayable in eight quarterly installments of $0.5 million each, followed by 16 quarterly (except in respect of the last such installment) installments of $0.4 million each, and a final balloon payment of $15.0 million on the last payment day. The second tranche is repayable in eight quarterly installments of approximately $0.4 million each, followed by 16 quarterly (except in respect of the last such installment) installments of $0.2 million each, and a final balloon payment of $9.2 million on the last payment day. The loan facility also requires compliance with certain covenants.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of $31.0 million in order to finance part of the acquisition of a 2012-built 179,515 dwt Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2015, the facility is repayable in 28 quarterly installments of $0.4 million, with a final balloon payment of $16.6 million on the last repayment date. On January 13, 2016, Navios Holdings prepaid the installments due in 2016, amounting to $1.8 million. The loan facility requires compliance with certain financial covenants, of which the loan-to-value ratio will be tested on December 31, 2016. As of December 31, 2015, the outstanding amount was $29.2 million.

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

2022 Logistics Senior Notes

On April 22, 2014, the Logistics Co-Issuers completed the sale of $375.0 million in aggregate principal amount of the 2022 Logistics Senior Notes at a fixed rate of 7.25%. The net proceeds from the sale of 2022 Logistics Senior Notes were partially used to redeem any and all of 2019 Logistics Senior Notes and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

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

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of December 31, 2015, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2015.

Other indebtedness

In connection with the acquisition of Hidronave on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2015, the outstanding loan balance was $0.4 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

During the year ended December 31, 2015, the Company paid $36.0 million, of which $24.1 million related to installments for the year 2015, $6.9 million to installments for the year 2016 and $5.0 million to balloon payments due in 2019 and 2020.

The annual weighted average interest rates of the Company’s total borrowings were 6.98%, 7.18% and 7.75% for the year ended December 31, 2015, 2014 and 2013, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2015, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2016	$17.7
2017	24.6
2018	50.2
2019	381.9
2020	60.9
2021 and thereafter	1,073.2

Total	$1,608.5

Working Capital Position: On December 31, 2015, Navios Holdings’ current assets totaled $303.0 million, while current liabilities totaled $226.9 million, resulting in a positive working capital position of $76.1 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2016 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position during 2016.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures: On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,872 dwt Panamax vessel and one 181,259 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices were $31.8 million and $52.0 million, respectively, and were delivered in January 2016. As of December 31, 2015 and 2014, Navios Holdings had paid deposits for both vessels totaling $29.7 million and $22.1 million, respectively. The remaining purchase price of $58.7 million was financed with a $39.9 million loan and the balance with available cash.

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

Navios Logistics

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17.0 million. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. On September 15, 2015, the Company paid $6.8 million, representing the balance of the purchase price for this acquisition.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of December 31, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2015 were $1.5 million.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7.6 million for each pushboat. As of December 31, 2015, Navios Logistics had paid $14.8 million related to the construction of the new pushboats, which are expected to be delivered in the second quarter of 2016.

As of December 31, 2015, Navios Logistics paid $29.5 million relating to the expansion of its dry port terminal in Uruguay.

Refer also to “Item 5F. Contractual Obligations as at December 31, 2015”.

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue and for the year ended December 31, 2013, none of the Company’s customers accounted for more than 10% of the Company’s revenue.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

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

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule below. As of December 31, 2015, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2015, Navios Partners has submitted one claim under this agreement to the Company. As of December 31, 2015, the fair value of the claim was estimated at $18.8 million and was recorded as “Other expense” in the consolidated statement of comprehensive (loss)/ income.

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

As of December 31, 2015, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of approximately $0.1 million. According to the agreement governing the Horamar acquisition, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders. As a result, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved by 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2017.

Refer also to “Item 5F. Contractual Obligation as at December 31, 2015” below.

F. Contractual Obligations as at December 31, 2015:

Payment due by period ($ in millions) (unaudited)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,608.5	$17.7	$74.8	$442.7	$1,073.3
Operating Lease Obligations (Time Charters) for vessels in operation (5)	465.2	92.8	163.7	131.5	77.2
Operating Lease Obligations (Time Charters) for vessels to be delivered	202.9	8.4	46.5	46.9	101.1
Operating Lease Obligations Push Boats and Barges	0.7	0.7	—	—	—
Capital Lease Obligations	20.6	2.9	4.8	12.9	—
Dry vessel deposits(3)	58.7	58.7
Navios Logistics contractual payments(4)	109.4	109.4	—	—	—
Rent Obligations(2)	8.6	3.1	4.5	1.0	—

Total	$2,474.6	$293.7	$294.3	$635.0	$1,251.6

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes, the 2022 Notes, and the 2022 Logistics Senior Notes. The expected interest payments are: $111.1 million (less than 1 year), $219.8 million (1-3 years), $160.1 million (3-5 years) and $92.7 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of December 31, 2015, timing of scheduled payments and the term of the debt obligations.
(2)	The table above incorporates the lease obligations of the offices of Navios Holdings and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities.”
(3)	Future remaining contractual deposits are for two newbuilding owned vessels, which were delivered in January 2016. These deposits were financed with a $39.9 million loan.

(4)	Navios Logistics’ future remaining contractual payments for the acquisition of three new pushboats and chartered-in fleet consisting of one pushboat and three liquid barges, and the payment for works related to the expansion of its dry port facility of $11.6 million, $3.8 million and $94.0 million, respectively. The expansion of its dry port facility is expected to be financed through committed export financing up to $42.0 million (including all costs related to the export financing).
(5)	Approximately 39% of the time charter payments included above is estimated to relate to operational costs for these vessels.

Refer to “Item 7.B. Related Party Transactions” for Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I (in each case, in proportion to their economic interests in Navios Europe I) revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of December 31, 2015, Navios Holdings’ portion of the undrawn amount relating to the Navios Revolving Loans was $4.3 million.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II (in each case, in proportion to their economic interests in Navios Europe II) revolving loans of up to $38.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of December 31, 2015, Navios Holdings’ portion of the undrawn amount relating to the Navios Revolving Loans II was $11.0 million.

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies, and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-based Compensation: In December 2015, 2014 and 2013, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three years. In December 2014 and 2013, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency.

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

During the fourth quarter of fiscal year 2015, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued deterioration in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first two years and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 2.0% after 2016 and a utilization rate of 98.9% based on the fleet’s historical performance.

For the deposits for new building vessels, the net cash flows also included the future cash out flows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest).

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, deposits for vessel acquisitions and the related intangible assets existed as of December 31, 2015 and 2014, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

In connection with its impairment testing on its vessels as of December 31, 2015, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 7.7% to 78.7% (depending on the vessel).

As of December 31, 2015, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 196.2% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2015 of $7,846 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2015):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(33.8%)	(40.1%)	(49.3%)
Ultra-Handymax	(42.3%)	(47.8%)	(58.7%)
Panamax	(47.2%)	(52.0%)	(63.4%)
Capesize	(56.3%)	(55.9%)	(72.0%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 17, 25 and 39 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2015 and 2014, the Company owns and operates a fleet of 38 (not including two newbuilding vessels, which were delivered in January 2016), with an aggregate carrying value of $1,413.2 million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2015 and 2014, the carrying value of 37 and 35 of the Company’s vessels, respectively, (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $797.5 million and $533.2 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2015 and 2014 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions)(1)	Carrying Value (as of December 31, 2015) (in millions)(1)		Carrying Value (as of December 31, 2014) (in millions)(1)
Navios Serenity	2011	$26.1	$22.5	*	$23.5	*
Navios Ionian	2000	31.6	17.1	*	17.6	*
Navios Celestial	2009	34.8	26.9	*	28.2	*
Navios Vector	2002	32.5	22.5	*	24.1	*
Navios Horizon	2001	23.3	12.8	*	13.9	*
Navios Herakles	2001	33.1	18.1	*	18.7	*
Navios Achilles	2001	33.1	17.7	*	19.3	*
Navios Meridian	2002	26.6	15.2	*	16.4	*
Navios Mercator	2002	25.7	14.9	*	16.0	*
Navios Arc	2003	26.5	15.6	*	16.8	*
Navios Hios	2003	35.9	20.6	*	22.2	*
Navios Kypros	2003	35.9	20.5	*	22.2	*
Navios Ulysses	2007	79.8	55.4	*	58.8	*
Navios Vega	2009	72.9	53.5	*	56.4	*
Navios Astra	2006	23.1	18.0	*	19.0	*
Navios Magellan	2000	29.9	16.3	*	17.0	*
Navios Star	2002	29.9	17.6	*	19.1	*
Navios Asteriks	2005	54.0	35.5	*	36.7	*
Navios Centaurus	2012	37.1	32.2	*	33.5	*
Navios Avior	2012	39.1	34.1	*	35.5	*
Navios Bonavis	2009	121.6	92.0	*	96.7	*
Navios Happiness	2009	122.2	92.6	*	97.3	*
Navios Lumen	2009	113.8	88.0	*	92.4	*
Navios Stellar	2009	95.8	74.8	*	77.5	*
Navios Phoenix	2009	106.8	82.9	*	86.1	*
Navios Antares	2010	116.5	90.9	*	94.6	*
Navios Etoile	2010	66.9	55.2		56.7
Navios Bonheur	2010	69.6	57.3	*	59.1	*
Navios Altamira	2011	56.2	46.9	*	48.0
Navios Azimuth	2011	56.6	47.3	*	48.3	*
Navios Galileo	2006	18.7	16.7	*	16.6	*
Navios Northern Star	2005	17.7	15.7	*	15.7	*
Navios Amitie	2005	17.7	15.8	*	15.7	*
Navios Taurus	2005	17.8	15.7	*	15.7	*
N Amalthia	2006	17.9	16.2	*	17.0	*
N Bonanza	2006	18.8	17.2	*	16.9	*
Navios Gem	2014	54.4	51.5	*	53.3
Navios Ray	2012	51.5	49.5	*	51.4	*

		$1,871.4	$1,413.2		$1,473.9

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2015 and 2014, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

Management estimates the residual values of our dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

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

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill (step one). The Company determines the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step (step two) to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

As of December 31, 2015, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. During the fourth quarter 2015, the overall shipping market continued to experience significant deteriorating market conditions, especially in the dry bulk sector with sharp declines in freight rates, charter rates and vessel values. Additionally, the Company’s market capitalization continued to deteriorate to levels well below the carrying value of its total net assets.

While step one revealed an excess of fair value over carrying value for the Dry Bulk Vessel Operations reporting unit based on the income and market approaches, the Company’s management considered it necessary to proceed to step two of the goodwill impairment test to determine the impairment amount of the Dry Bulk Vessel Operations reporting unit, if any, as discussed further below.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers, and/or an assumed hair cut), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long lived assets. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the

Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying value of net assets.

Step two of the goodwill impairment test for the Dry Bulk Vessel Operations reporting unit involved performing a hypothetical purchase price allocation to determine the implied fair value of the Dry Bulk Vessel Operations reporting unit’s goodwill. This process required judgment in the development of assumptions that affected the determination of the fair value of the Dry Bulk Vessel Operations reporting unit’s individual assets and liabilities, including previously unrecognized intangible assets and unfavorable intangible liabilities. The fair value adjustments primarily impacted the following assets and liabilities: vessels, investments in publicly listed affiliates, publicly traded bonds, and other intangibles. The Company’s fleet of dry bulk vessels was valued with the assistance of third-party valuations. The Company’s investments in publicly listed affiliates and publicly traded bonds were valued using a one-month look back at publicly available market prices (i.e. a monthly mean) and intangibles were valued using the income approach. As a result of a significant step-down in the value of the Company’s dry bulk vessels, this created headroom for implied goodwill when comparing the fair value of the Dry Bulk Vessel Operations reporting unit to the value of the Company’s net assets under a hypothetical purchase price allocation. Upon completion of step two, the implied fair value of goodwill exceeded the carrying value of the Dry Bulk Vessel Operations reporting unit’s goodwill (totaling $56.2 million). Consequently, the Company did not recognize any impairment loss for the year ended December 31, 2015.

As of December 31, 2015, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. Step one impairment test used the income method and revealed that the fair value exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business has not been affected by the same deteriorating industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business have not experienced a significant decline.

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

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

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

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2015, there was no impairment of intangible assets.

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

The weighted average amortization periods for intangible assets/liabilities are:

Intangible Assets/Liabilities	Years
Trade name	21.0
Favorable lease terms	11.5
Unfavorable lease terms	9.3
Port terminal operating rights	32.5
Customer relationships	20.0- 45.0

Investments in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, KLC and STX for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near-term prospects, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value.

As of September 30, 2015 and June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $1.8 million and $11.5 million, respectively. The respective loss was included in other expense in the accompanying consolidated statement of comprehensive income/(loss). There were no OTTI losses during the year ended December 31, 2013. As of December 31, 2015, management considers the decline in the market value of its investment in Navios Partners and Navios Acquisition to be temporary. However, there is the potential for future impairment charges relative to these equity securities if their respective fair values do not recover and our OTTI analysis indicates such write downs are necessary which may have a material adverse impact on our results of operations in the period recognized.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU

2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)- Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, FASB issued ASU 2015-17, “Income Taxes (Topic 740)- Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, FASB issued ASU 2015-11, “Inventory (Topic 330)- Simplifying the Measurement of Inventory”, which requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2015, FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In January 2015, FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Navios Holdings has adopted this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above are eligible for the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	51	Chairman of the Board and Chief Executive Officer
George Achniotis	51	Chief Financial Officer
Ted C. Petrone*	61	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	47	Executive Vice President - Legal and Director
Anna Kalathakis	46	Chief Legal Risk Officer
Shunji Sasada	57	President of Navios Corporation and Director
Leonidas Korres	40	Senior Vice President - Business Development
Efstratios Desypris	42	Chief Financial Controller
Ioannis Karyotis	40	Senior Vice President - Strategic Planning
Erifili Tsironi	41	Senior Vice President – Credit Management
Spyridon Magoulas	62	Director
John Stratakis	51	Director
Efstathios Loizos	54	Director
George Malanga	58	Director

*	Significant employee

Angeliki Frangou has been our Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March, 2008 and the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios Logistics since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

George Achniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Partners; a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 39 years, 35 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Anna Kalathakis has been Chief Legal Risk Officer since November 2012, and Senior Vice President — Legal Risk Management of Navios Maritime Holdings Inc. from December 2005 until October 2012. Before joining Navios Holdings, Ms. Kalathakis was the General Manager of the Greek office of A. Bilbrough & Co. Ltd. and an Associate Director of the Company (Managers of the London Steam-Ship Owners’ Mutual Insurance Association Limited). She has previously worked for a U.S. maritime law firm in New Orleans, was admitted to practice law in the state of Louisiana in 1995, and has also worked in a similar capacity at a London maritime law firm. She qualified as a solicitor in England and Wales in 1999 and was admitted to practice law before the BAR in Piraeus, Greece in 2003. She has studied International Relations at Georgetown University, Washington D.C. (1991). She holds an MBA from European University at Brussels (1992) and a J.D. from Tulane Law School (1995).

Shunji Sasada became a director of Navios Holdings and President of Navios Corporation in January 2015. Mr. Sasada has also served as a director in Navios Maritime Partners L.P. since August 2007 and as a director in Navios Maritime Midstream Partners L.P. since October 2014. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada is also President of Navimax Corporation, the Ultra Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with MOSK’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai. He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

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

Erifili Tsironi has been our Senior Vice President – Credit Management since October 2014. Ms. Tsironi is also Chief Financial Officer of Navios Maritime Midstream Partners LP. Ms. Tsironi has over 17 years of experience in ship finance. Before joining the Company, she was the Senior Vice President—Global Dry Bulk Sector Coordinator of DVB Bank SE. Ms. Tsironi joined DVB Bank SE in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

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

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 29 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 15 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga is a member of BNY Mellon’s Operating Committee and holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

There are no family relationships between any of our directors, executive officers or significant employees.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $1.8 million for the year ended December 31, 2015. We also made contributions for our executive officers to a 401(k) in an aggregate amount of approximately $0.1 million. Navios Holdings provides administrative services to Navios Partners, Navios Acquisition, Navios Midstream, Navios Logistics, Navios Europe I and Navios Europe II. Navios Holdings is reimbursed for reasonable costs and expenses, incurred in connection with the provision of these services. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. In February 2015, the Board of Directors approved the adoption of the Navios Holdings 2015 Equity Incentive Plan (the “2015 Equity Incentive Plan”). The 2015 Equity Incentive Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On October 18, 2007 and December 16, 2008, the Compensation Committee of the Board of Directors authorized the issuance of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. The Company awarded shares of restricted common stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, based on service conditions only, which vest over two years and three years, respectively. On December 17, 2009, December 16, 2010, December 5, 2011, December 20, 2012, December 11, 2013, December 15, 2014, and December 11, 2015, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock and restricted stock units to its employees, officers and directors, vest over three years.

On December 11, 2013 and December 15, 2014, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which have vested or will vest upon achievement of internal performance criteria and completion of a service period. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date.

During the year ended December 31, 2015, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

Details of options granted

As of the filing of this Annual Report on Form 20-F, 7,705,995 stock options to purchase the Company’s common stock have been granted of which 4,573,830 have vested, 474,078 have expired, 2,070,936 remain unvested and 587,151 have been exercised in total, of which 411,438 at an exercise price of $3.18 per share, 30,595 at an exercise price of $5.87 per share, 63,172 at an exercise price of $5.15 per share, 59,546 at an exercise price of $3.81 per share, and 22,400 at an exercise price of $3.44 per share.

Out of the 7,705,995 stock options granted, 288,000 options were granted at an exercise price of $16.75 per share; 571,266 options were granted at an exercise price of $3.18 per share; 405,365 options were granted at an exercise price of $5.87 per share; 954,842 options were granted at an exercise price of $5.15 per share; 1,344,353 options were granted at an exercise price of $3.81 per share; 1,344,357 options were granted at an exercise price of $3.44 per share; 674,809 options were granted at an exercise price of $8.63 per share; 1,123,003 options were granted at an exercise price of $3.64 per share; and 1,000,000 options were granted at an exercise price of $1.20 per share.

Details of restricted stock and restricted stock units issued

As of the filing of this Annual Report on Form 20-F, 7,660,330 shares of restricted stock and restricted stock units have been issued of which 3,865,065 have vested and in the aggregate 74,307 were forfeited during the years from 2007 until 2015. See Note 12 to the Consolidated Financial Statements, included herein.

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

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In January 2015, Navios Holdings, following the resignation of Ted Petrone, appointed Shunji Sasada to its Board of Directors. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2018. The term of office of the second class of directors, consisting of Shunji Sasada and Spyridon Magoulas will expire in 2016. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2017. No directors are entitled to any benefits upon termination of their term.

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

The board of directors has established a compensation committee of three independent directors, Messrs. Efstathios Loizos, who serves as a Chairman, Spyridon Magoulas and John Stratakis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of employee compensation and approving any material change to existing compensation plans.

D. Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish, Romanian and Russian officers and Filipino, Georgian, Indian, Romanian, Ethiopian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions.

Navios Logistics crews its fleet with Argentine, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew.

With respect to shore-side employees, as of December 31, 2015, Navios Holdings and its subsidiaries employed 178 employees in its Piraeus, Greece office, 12 employees in its New York office, eight employees in its Antwerp, Belgium office, four employees in its Monaco office and one employee in its Singapore office. Navios Logistics employs 29 employees in the Asuncion, Paraguay office, 39 employees at the port facility in San Antonio, Paraguay, 106 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 158 employees at the dry port facility in Uruguay, and 10 employees at Hidronave’s Corumba, Brazil office.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2016, based on 109,518,219 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	32,329,427	28.5%
George Achniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than one percent
(1)	The business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of May 15, 2015, she had purchased approximately $10.0 million in value of common stock.
(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 3,575,665 options, each for one share, vested but not yet exercised and 500,401 unvested options, each for one share, which will vest within 60 days of the date thereof.

During 2013, 106,032, 29,243, 10,969 and 7,312 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18, $3.81, $5.87 and $5.15, respectively.

During 2014, 15,000, 19,626, 55,860, 30,303 and 22,400 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18, $5.87, $5.15, $3.81 and $3,44, respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2016 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)	32,329,427	28.5%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 3,575,665 options, each for one share, vested but not yet exercised and 500,401 unvested options, each for one share, which will vest within 60 days of the date thereof.

B. Related Party Transactions

Office Rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate € 0.9 million (approximately $1.0 million) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2015 and 2014, the carrying amount of the investment was $0.2 million and $0.5 million, respectively. Dividends received for each of the years ended December 31, 2015, 2014 and 2013 were $0.5 million, $0.3 million and $0.4 million, respectively. Commissions charged from Acropolis for each of the years ended December 31, 2015, 2014 and 2013 were less than $0.1 million, respectively. Included in the trade accounts payable at both December 31, 2015 and 2014 was an amount due to Acropolis of $0.1 million.

Vessels Charter Hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12,500 for the first year and $13,500 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13,500 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Apollon to Navios Partners.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company at a net daily rate of $12,000 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners received 100% of the first $1,500 in profits above the base rate, and thereafter all profits were split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings. On July 2, 2015, Navios Prosperity was redelivered to headowners.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra II, a 1995-built Panamax vessel. The term of this charter was approximately three years at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Libra II to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $12,000 plus profit sharing, with two six-month extension options granted to the Company. The owners will receive 100% of the first $1,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Felicity to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Aldebaran, a 2008-built Panamax vessel, at a net daily rate of $11,000 plus profit sharing, for six months with a six-month extension option. In December 2013, the Company exercised its option to extend this charter. The owners will receive 100% of the first $2,500 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In July 2014, the Company further extended this charter for approximately six to nine months. Effective from February 28, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Aldebaran whereby the rights to the time charter contracts of the Navios Aldebaran were transferred to Navios Holdings.

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10,000. In December 2013, the Company extended this charter for approximately six months, and in January 2015, the Company extended this charter for approximately one year at a net daily rate of $10,000 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, the Company redelivered Navios Hope to Navios Partners.

In July 2013, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013. In August 2014, the Company chartered-in the Navios Pollux, for approximately three months at a net daily rate of $21,300. The contract was completed in November 2014. In February 2015, the Company chartered-in the Navios Pollux, for approximately one year at a daily rate of $11,400 net per day plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In February 2016, the Company redelivered Navios Pollux to Navios Partners.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months at a net daily rate of $7,600 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In January 2016, the Company redelivered Navios Gemini to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks, a 2005-built Capesize vessel. The terms of this charter is approximately ten months at a net daily rate of $12,500 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Fantastiks to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12,000 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, in January 2016 and in April 2016, the Company redelivered all these vessels to Navios Partners.

Total charter hire expense for all vessels for the years ended December 31, 2015, 2014 and 2013 was $39.7 million, $28.2 million and $22.4 million, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. The daily fees were $4,650 per owned Ultra Handymax vessel, $4,550 per owned Panamax vessel and $5,650 per owned Capesize vessel until December 31, 2013. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at : (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of TEU 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In January 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the years ended December 31, 2015, 2014 and 2013, amounted to $56.5 million, $50.4 million and $36.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

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

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the years ended December 31, 2015, 2014 and 2013 amounted to $95.3 million, $95.8 million and $71.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2015, 2014 and 2013 amounted to $20.4 million, $20.1 million and $0.7, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2015 and 2014 amounted to $17.6 million and $1.7 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2015 amounted to $9.6 million, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2015, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2015, the fair value of the claim was estimated at $18.8 million and was recorded as other expense in the statement of comprehensive (loss)/ income, and in “Accrued expenses and other liabilities” and “Other long-term liabilities and deferred income” in the consolidated balance sheet.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for years ended December 31, 2015, 2014 and 2013 amounted to $6.2 million, $6.1 million and $4.4 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2015, 2014 and 2013 amounted to $7.6 million, $7.3 million and $3.5 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. In April 2016, Navios Holdings extended the duration of the agreement until December 31, 2021. Total general and administrative fees for all the years ended December 31, 2015, 2014 and 2013 amounted to $0.8 million, $0.8 million and $0.7 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2015, 2014 and 2013 amounted to $0.8 million, 0.8 million and less than $0.1 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2015 and 2014 amounted to $1.0 million and $0.1, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for year ended December 31, 2015, amounted to $0.6 million.

Balance Due from/to Affiliates (excluding Navios Europe I and Navios Europe II): Balance due from affiliates as of December 31, 2015 amounted to $8.9 million (December 31, 2014: $33.4 million), and the non-current amount amounted to $0 (December 31, 2014: $9.6 million).

Balance due to affiliates (excluding Navios Europe I and Navios Europe II) as of December 31, 2015 amounted to $17.8 million (December 31, 2014: $0).

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

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2015, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2015 and 2014, the unamortized deferred gain for all vessels and rights sold totaled $13.7 million and $16.3 million, respectively. For the years ended December 31, 2015, 2014 and 2013, Navios Holdings recognized $2.6 million, $5.3 million and $6.9 million of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Acquisition Credit Facilities: In March 2016, Navios Holdings entered into a $50.0 million credit facility with Navios Acquisition which was available for multiple drawings up to a limit of $50.0 million. The $50.0 million facility had a margin of LIBOR plus 300 bps and a maturity until December 2018. On April 14, 2016, the facility was terminated. No borrowings had been made under the facility.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200.0 million for general corporate purposes. The facility provided for an arrangement fee of $4.0 million and bore fixed interest of 600 bps. All amounts drawn under this facility were fully repaid by the maturity date of December 29, 2014.

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and had a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn have been fully repaid and there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of December 31, 2015, there was no outstanding amount under this facility.

Balance due from Navios Europe I: Balance due from Navios Europe I as of December 31, 2015 amounted to $1.6 million (December 31, 2014: $4.1 million), which included the net current amount of $0.2 million (December 31, 2014: $3.4 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount of $1.4 million (December 31, 2014: $0.7 million) related to the accrued interest income earned under the Navios Term Loans I.

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015 and 2014, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $7.1 million, under the caption “Loan receivable from affiliate companies”. As of December 31, 2015, the amount undrawn under the Revolving Loans was $9.1 million, of which Navios Holdings is committed to fund $4.3 million.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2015, amounted to $4.2 million (December 31, 2014: $0), which included the current amount of $3.6 million (December 31, 2014: $0), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current amount of $0.6 million (December 31, 2014: $0) related to the accrued interest income earned under the Navios Term Loans II.

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $7.3 million (December 31, 2014: $0), under the caption “Loan receivable from affiliate companies.” As of December 31, 2015, the amount undrawn from the Revolving Loans II was $23.1 million, of which Navios Holdings is committed to fund $11.0 million.

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

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a revolving loan facility of up to $50.0 million to Navios Holdings (the “Loan Facility”). The lawsuit asserted that Navios Holdings is a controlling stockholder of Navios Acquisition and that Navios Holdings breached its alleged duties to Navios Acquisition in connection with entering into the Loan Facility. The primary relief sought by the plaintiffs was an order from the court barring Navios Holdings from drawing down upon the Loan Facility.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Loan Facility had been cancelled, and that no borrowings had been made under the Loan Facility. With the cancellation of the Loan Facility, the plaintiffs have indicated to the Court that they expect that their claims will be dismissed as moot, with the primary issue remaining in the litigation being the plaintiffs’ anticipated request that the Court award the plaintiffs’ attorneys’ fees, which request may be opposed by Navios Holdings and Navios Acquisition.

Dividend Policy: Navios Holdings has announced the suspension of dividends to its common stock shareholders in November 2015 and its preferred shareholders, including holders of the Series G and Series H in February 2016. Navios Holdings intends to retain most of its available earnings generated by operations to conserve cash and improve liquidity. The reinstatement, declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, debt obligations, market conditions, and restrictions contained in its equity and debt instruments, including limitations on dividends under its preferred stock. In addition, the terms and provisions of our current secured credit facilities and indentures limit our ability to declare and pay dividends in excess of certain amounts or if certain covenants are not met. (See also Item 5.B. “Long-term Debt Obligations and Credit Arrangements”).

During 2013, the Board of Directors declared cash dividends to its common stockholders of approximately $24.7 million.

During 2014, the Board of Directors declared cash dividends to its common stockholders of approximately $25.2 million.

On February 16, 2015, the Board of Directors declared a quarterly cash dividend of approximately $6.3 million for the fourth quarter of 2014 of $0.06 per share of common stock, paid on March 27, 2015 to stockholders of record as of March 20, 2015.

On May 18, 2015, the Board of Directors declared a quarterly cash dividend of approximately $6.4 million for the first quarter of 2015 of $0.06 per share of common stock, paid on June 26, 2015 to stockholders of record as of June 18, 2015.

On August 17, 2015, the Board of Directors declared a quarterly cash dividend of approximately $6.5 million for the second quarter of 2015 of $0.06 per share of common stock, paid on September 25, 2015 to stockholders of record as of September 18, 2015.

B. Significant Changes

Not applicable.

Item 9. Listing Details

As of February 22, 2007, the Company’s common stock and warrants were no longer trading as a unit, and as of such date, the principal trading market for our securities has been NYSE under the symbols “NM” for our common stock and “NMWS” for our warrants. On December 9, 2008, our publicly traded warrants expired and ceased to be publicly traded. For the period from November 3, 2005 to February 22, 2007 our common stock, warrants and units were trading on the Nasdaq National Market (“NASDAQ”) under the symbols “BULK”, “BULKW” and “BULKU”, respectively. Prior to November 3, 2005, the principal trading market of our securities was the Over-The-Counter Bulletin Board (“OTCBB”). Our Series G and Series H issued in January and July 2014, respectively, are trading on the NYSE under the symbols “NMPrG.” and “NMPrH.”

The following table sets forth, for the periods indicated, the reported high and low market prices of our common and preferred stock (Series G and Series H) on the NYSE.

On April 22, 2016, the closing price of our common stock was $1.59. The quotations listed below reflect high and low market prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a) For the five most recent full financial years: the annual high and low market prices:

	Common Stock		Series G		Series H
Year Ended	High	Low	High	Low	High	Low
December 31, 2015	$4.68	$1.13	$26.50	$5.64	$22.45	$5.06
December 31, 2014	$12.12	$3.50	$26.49	$16.47	$25.05	$16.55
December 31, 2013	$11.73	$3.40	$—	$—	$—	$—
December 31, 2012	$4.49	$3.08	$—	$—	$—	$—
December 31, 2011	$5.99	$2.88	$—	$—	$—	$—

(b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock		Series G		Series H
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2016	$1.75	$0.68	$11.68	$2.50	$11.46	$2.37
December 31, 2015	$3.26	$1.13	$18.25	$5.64	$17.56	$5.06
September 30, 2015	$4.51	$2.42	$20.47	$16.50	$19.30	$15.63
June 30, 2015	$4.31	$3.30	$22.57	$19.57	$22.45	$18.70
March 31, 2015	$4.68	$3.55	$26.50	$18.99	$22.42	$18.22
December 31, 2014	$6.34	$3.50	$25.51	$16.47	$24.58	$16.55
September 30, 2014	$10.27	$5.76	$26.00	$25.01	$25.05	$23.95
June 30, 2014	$10.58	$7.52	$26.49	$24.42	$—	$—

(c) For the most recent six months: the high and low closing prices for each month:

	Common Stock		Series G		Series H
Month Ended	High	Low	High	Low	High	Low
March 2016	$1.67	$0.80	$5.61	$3.14	$4.98	$2.75
February 2016	$1.00	$0.68	$6.86	$2.50	$5.75	$2.37
January 2016	$1.75	$0.69	$11.68	$2.98	$11.46	$2.65
December 2015	$1.79	$1.13	$13.83	$5.64	$13.09	$5.06
November 2015	$2.15	$1.13	$16.06	$7.76	$15.87	$7.86
October 2015	$3.26	$1.98	$18.25	$15.70	$17.56	$15.08

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

C. Material Contracts

Refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 21 chartered-in vessels , and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

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

In the case of Argentina, however, it should be noted that since the year 2001, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 while the newly elected Argentinian government implemented certain reforms that provided greater flexibility and easier access to the foreign exchange market. As of the date of this report, almost all of these restrictions have been lifted. However, there can be no assurance that local authorities in Argentina will not modify such regulations in the near future.

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

Navios Logistics subsidiaries are incorporated in countries which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current and prior periods are measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Mínima Presunta” or Minimum Presumed Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Alternative Minimum Tax. However, if the Alternative Minimum Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Alternative Minimum Tax that may arise in the next ten fiscal years. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

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

U.S. Federal Income Taxation of the Company

Taxation of Our Shipping Income

Navios Holdings is incorporated under the laws of the Marshall Islands. Accordingly, we take the position that Navios Holdings is taxed as a foreign corporation by the United States, and the remainder of this discussion assumes the correctness of this position. If Navios Holdings were taxed as a United States corporation, it could be subject to substantially greater United States federal income tax than contemplated below. See “Risk Factors—Tax Risks— Navios Maritime Holdings Inc. may be taxed as a United States corporation.”

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

We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock continues to be listed on the NYSE and represents more than 50% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5% or more of the vote and value of our common stock. However, no assurance can be given that we will satisfy these requirements or qualify for this exemption.

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

If an entity treated for U.S. federal income tax purposes as a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner, upon the activities of the partnership and certain determinations made at the partner level. If you are a partner in a partnership considering an investment in our common stock, you should consult your tax advisor.

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income,” provided that: (i) our common stock is readily tradable on an established securities market in the United States, which we expect to be the case, provided that our common stock continues to be listed on the NYSE; (ii) we are not a “passive foreign investment company” for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—Passive Foreign Investment Company Status”); (iii) you have owned our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and have not entered into certain risk limiting transactions with respect to such common stock); (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) you do not treat the dividends as “investment income” for purposes of the investment interest deduction.

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2015 or for subsequent taxable years. However, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

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

Taxation of U.S. Holders That Make a Timely QEF Election

If we were treated as a PFIC for any taxable year during which you actually or constructively own our common stock, and if you make a timely election to treat us as a “Qualifying Electing Fund” for U.S. tax purposes (a “QEF Election”), you would be required to report each year your pro rata share of our ordinary earnings (as ordinary income) and our net capital gain (as long-term capital gain), if any, for our taxable year that ends with or within your taxable year, regardless of whether we make any distributions to you. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. Your adjusted tax basis in our common stock would be increased to reflect such taxed but undistributed earnings and profits. Distributions of earnings and profits that had previously been taxed would result in a corresponding reduction in your adjusted tax basis in our common stock and would not be taxed again once distributed. You would generally recognize capital gain or loss on the sale, exchange or other disposition of our common stock. Even if you make a QEF Election for one of our taxable years, if we were a PFIC for a prior taxable year during which you held our common stock and for which you did not make a timely QEF Election, you would also be subject to the more adverse rules described below under “—Taxation of U.S. Holders That Make No Election.” Additionally, to the extent any of our subsidiaries is a PFIC, your election to treat us as a “Qualifying Electing Fund” would not be effective with respect to your deemed ownership of the stock of such subsidiary and a separate QEF Election with respect to such subsidiary would be required.

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

Taxation of U.S. Holders That Make a Timely “Mark-to-Market” Election

Alternatively, if we were to be treated as a PFIC for any taxable year during which you actually or constructively own our common stock and, our common stock is treated as “marketable stock,” you would be allowed to make a “mark-to-market” election with respect to our common stock, provided you complete and file IRS Form 8621 with your U.S. federal income tax return for the year for which the election is made in accordance with the relevant instructions. If that election is made, you generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of our common stock at the end of the taxable year over your adjusted tax basis in our common stock. You also would be permitted an ordinary loss in respect of the excess, if any, of your adjusted tax basis in our common stock over the fair market value of such common stock at the end of the taxable year (but only to the extent of the net amount of gain previously included in income as a result of the mark-to-market election). Your tax basis in our common stock would be adjusted to reflect any such income or loss amount. Gain realized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss realized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains you previously included. However, to the extent any of our subsidiaries is a PFIC, your “mark-to-market” election with respect to our common stock would not apply to your deemed ownership of the stock of such subsidiary. This may significantly limit the beneficial effect of making a mark-to-market election.

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

Tax Return Disclosure Requirements

Individual U.S. holders (and to the extent specified in applicable Treasury Regulations, certain individual non-U.S. holders and certain U.S. holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained with U.S. financial institutions). Stock in a foreign corporation, including our common stock is a specified foreign asset for this purpose, unless such stock is held in an account maintained with a U.S. financial institution. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form. Additionally, in the event that an individual U.S. holder (and to the extent specified in applicable Treasury Regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign assets.

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

Interest Rate Risk:

Debt Instruments — On December 31, 2015 and 2014, Navios Holdings had a total of $1,608.5 million and $1,644.6 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes and the 2022 Logistics Senior Notes and one Navios Logistics’ loan discussed in “Item 5.B Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of December 31, 2015, the outstanding amount of the

Company’s floating rate loan facilities was $233.1 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan is fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2015 was $735.4 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would increase interest expense for the years ended December 31, 2015, 2014 and 2013 by $2.4 million, $2.4 million and $2.9 million, respectively.

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

There are no swap agreements as of December 31, 2015 and 2014, as all swap agreements expired during 2010.

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

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were no positions deemed to be open as of December 31, 2015, a change in underlying freight market indices would not have any effect on our net income/(loss).

Inflation:

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2015. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2015.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Navios Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Navios Holdings’ internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2015. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2015, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2015 and 2014 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2015 and 2014 were $1.5 million and $1.7 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2015 and 2014.

Tax Fees

There were no tax fees billed in 2015 and 2014.

All Other Fees

There were no other fees billed in 2015 and 2014.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In February 2008, the Board of Directors approved a share repurchase program for up to $50.0 million of Navios Holdings’ common stock. As of October 20, 2008, Navios Holdings concluded this share repurchase program and 6,959,290 shares were repurchased under this program, for a total consideration of $50.0 million.

In November 2008, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. The program does not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in Navios Holdings’ discretion and without notice. Total repurchases under the program were $1.9 million.

In November 2015, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in the Navios Holdings’ discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common shares or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on the Series G and Series H, when payable, have been paid. In total, up until February 2016, 1,147,908 common stock were repurchased under this program, for approximately $1.1 million. Since that time, this program has been suspended by the Company.

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

Item 16H. Mine Safety disclosures

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-76 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Partners and Navios Acquisition for each of the years ended December 31, 2015, 2014 and 2013 are being provided as a result of Navios Partners and Navios Acquisition meeting a significance test pursuant to Rule 3-09 of Regulation S-X and, accordingly, the financial statements of Navios Partners and Navios Acquisition for the year ended December 31, 2015 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.4 for Navios Partners and Exhibit 15.5 for Navios Acquisition to this Annual Report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.2	Bylaws of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 22, 2010).

2.12	Indenture relating to the 8 1/8% Senior Notes due 2019, dated as of January 28, 2011, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K, filed on February 1, 2011).

2.12.1	First Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 22, 2011).

2.12.2	Second Supplemental Indenture relating to the 8 1/8% Senior Notes due 2019, dated as of December 29, 2011 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on January 26, 2012).

2.12.3	Third Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated April 18, 2012 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 21, 2012).

2.12.4	Fourth Supplemental Indenture relating to the 8 1/8% Senior Notes due 2019, dated as of December 13, 2013 (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.12.5	Fifth Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.12.6	Sixth Supplemental Indenture relating to the 8 1/8% Senior Notes due 2019, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.12.7	Seventh Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.12.8	Eighth Supplemental Indenture relating to the 81/8% Senior Notes due 2019, dated as of December 22, 2015 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.13	Registration Rights Agreement, dated as of July 10, 2012, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, S. Goldman Capital LLC, Commerz Markets LLC, DVB Capital Markets LLC, DNB Markets, Inc. and ABN AMRO Securities (USA) LLC (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on July 18, 2012).

2.14	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.14.1	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.14.2	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.14.3	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s
Form 6-K, filed on December 8, 2014).

2.14.4	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.15	Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.16	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.17	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.18	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.19	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.20	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 16, 2007).

4.2	Financial Agreement relating to a loan facility of up to $70.0 million, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on June 13, 2008).

4.3	Facility Agreement for a loan amount up to $133.0 million, dated as of June 24, 2008, by and between Shikhar Ventures S.A., Sizzling Ventures Inc. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 14, 2008).

4.4	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 for a loan facility of up to $280.0 million and a revolving credit facility of up to $120.0 million, dated March 23, 2009, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K, filed on May 18, 2009).

4.5	Amendment to Share Purchase Agreement, dated June 29, 2009, by and between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.6	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.7	Facility Agreement for a $240.0 million term loan facility, dated June 24, 2009, by and between Floral Marine Ltd., Nostos Shipmanagement Corp., Pandora Marine Inc., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.8	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $154.0 million, dated July 10, 2009, among Chilali Corp., Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on August 5, 2009).

4.9	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $130.0 million, dated August 28, 2009, between Chilali Corp, Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.10	Facility Agreement in respect of a loan of up to $75.0 million, dated August 28, 2009, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.11	Loan Agreement relating to a revolving credit facility of up to $110.0 million, dated October 23, 2009, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on November 10, 2009).

4.12	Facility Agreement for a $150.0 million term loan facility, dated as of April 7, 2010, by and between Amorgos Shipping Corporation, Andros Shipping Corporation, Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation, Mytilene Shipping Corporation, Deutsche Schiffsbank AG, Alpha Bank AE and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.13	Facility Agreement for a $75.0 million term loan facility, dated as of April 8, 2010, by and between Sifnos Corporation, Skiathos Shipping Corporation, Syros Shipping Corporation, Fortis Bank and DVB Bank SE (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.14	Fourth Supplemental Facility Agreement in relation to a term loan of $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of January 8, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.15	Fifth Supplemental Agreement in relation to a Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of April 28, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.16	Facility Agreement for a $40.0 million term loan facility, dated as of August 20, 2010, by and between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on September 1, 2010).

4.17	Loan Agreement for a loan up to$40.0 million, dated as of September 7, 2010, by and between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.18	Facility Agreement in respect of a loan of up to $40.0 million, dated as of September 30, 2010, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.19	Amended and Restated Loan Agreement relating to a facility of up to $120.0 million, by and between Portorosa Marine Corp., Floral Maritime Ltd., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

4.20	Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 for a term loan facility of up to $240.0 million, dated January 28, 2011, between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.21	Supplemental Agreement relating to the Facility Agreement dated as of September 30, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.22	Supplemental Agreement relating to the Facility Agreement dated as of December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated January 28, 2011, between Rumer Holding Ld. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.23	Supplemental Agreement relating to the Facility Agreement dated as of August 28, 2009 (as amended) for a term loan facility of up to $75.0 million, dated January 28, 2011, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.24	Supplemental Agreement relating to the Amended and Restated Loan Agreement dated as of October 27, 2010 in respect of a loan facility of up to $120.0 million, dated January 28, 2011, between Portorosa Marine Corp., Floral Marine Ltd., the banks and financial institutions listed thereto and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.25	Supplemental Agreement in relation to the Loan Agreement dated as of October 23, 2009 (as amended) for a revolving credit facility of up to $110.0 million, dated January 28, 2011, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.26	Sixth Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated January 28, 2011, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.27	Supplemental Agreement in relation to the Facility Agreement dated as of August 20, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.8 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.28	Supplemental Agreement No. 2 relating to a Loan Agreement dated October 23, 2009 (as amended) in respect of a revolving credit facility of up to $110.0 million, dated May 6, 2011, between Marfin Popular Bank Public Co Ltd, Navios Shipmanagement Inc., Navios Maritime Holdings Inc. and Astra Maritime Corporation (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.29	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.30	Letter of Amendment No. 1 to the Loan Agreement dated September 7, 2010, dated October 21, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.31	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.32	Letter Agreement No. 2 to the Loan Agreement dated September 7, 2010, dated November 8, 2011, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 28, 2011).

4.33	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.34	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.35	Facility agreement for a $42.0 million term loan facility, dated March 23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.36	Fifth Supplemental Agreement relating to the Loan Agreement dated December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated March 28, 2012, between Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.37	Second Supplemental Agreement relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 30, 2012, between Notros Shipmanagement Corp., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.38	Facility Agreement for a $40.0 million term loan facility, dated September 19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.39	Facility Agreement for a $22.5 million term loan facility, dated December 20, 2013, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.40	Loan Agreement, dated December 13, 2013, between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc. and Navios Holdings Europe Finance Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.41	Facility Agreement for a $65.5 million term loan facility, dated June 27, 2014, between Astra Maritime Corporation, Emery Shipping Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 23, 2014).

4.42	Loan Agreement in respect of a loan of up to $31.0 million, dated November 6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

4.43	Fourth Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 31, 2015 between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 14, 2015).

4.44	Facility Agreement for a $41.0 million term loan facility, dated January 5, 2016, Triangle Shipping Corporation, Esmeralda Shipping Corporation, Navios Maritime Holdings Inc. and DVB Bank SE. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.45	Third Supplemental Agreement related to the Facility Agreement (as amended) dated December 20, 2013 for a $22.5 million term loan facility, dated December 30, 2015, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.46	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 9, 2016).

4.47	Termination of Loan Agreement, dated as of April 14, 2016, among Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation.

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Consent of PricewaterhouseCoopers S.A.

15.4	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2015.

15.5	Financial Statements of Navios Maritime Acquisition Corporation for the year ended December 31, 2015.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2015 and 2014; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2015, 2014 and 2013; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2015, 2014 and 2013; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2015, 2014 and 2013; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name:	Angeliki Frangou
Title:	Chairman and Chief Executive Officer

Date: April 25, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive (loss)/income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) at December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2015 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 25, 2016

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash and cash equivalents	3, 11	$163,412	$247,556
Restricted cash	10, 11	13,480	2,564
Accounts receivable, net	4	64,813	85,581
Due from affiliate companies	15	12,669	27,196
Inventories		24,443	32,521
Prepaid expenses and other current assets	5	24,142	21,713

Total current assets		302,959	417,131

Deposits for vessels, port terminals and other fixed assets	6	73,949	45,365
Vessels, port terminals and other fixed assets, net	6	1,823,961	1,911,143
Deferred dry dock and special survey costs, net		40,216	28,630
Loan receivable from affiliate companies	11, 15	16,474	7,791
Long-term receivable from affiliate companies	11, 15	—	9,625
Investments in affiliates	8	381,746	344,453
Investments in available-for-sale securities	11, 22	5,173	6,701
Other long-term assets		3,542	7,030
Intangible assets other than goodwill	7	150,457	189,492
Goodwill	2, 18	160,336	160,336

Total non-current assets		2,655,854	2,710,566

Total assets		$2,958,813	$3,127,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$72,605	$53,837
Accrued expenses and other liabilities	7, 9, 15	103,095	107,320
Deferred income and cash received in advance	15	13,492	12,445
Due to affiliate companies	15	17,791	—
Current portion of capital lease obligations	6, 11	2,929	1,449
Current portion of long-term debt, net	10, 11	16,944	23,283

Total current liabilities		226,856	198,334

Senior and ship mortgage notes, net	10, 11	1,350,941	1,347,316
Long-term debt, net of current portion	10, 11	213,423	242,291
Capital lease obligations, net of current portion	6, 11	17,720	20,911
Unfavorable lease terms	7	7,526	22,141
Other long-term liabilities and deferred income	15	20,878	17,459
Deferred tax liability	20	10,917	12,735

Total non-current liabilities		1,621,405	1,662,853

Total liabilities		1,848,261	1,861,187

Commitments and contingencies	13	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 73,935 and 75,069 issued and outstanding as of December 31, 2015 and 2014, respectively.	16	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 110,468,753 and 105,831,718 issued and outstanding, as of December 31, 2015 and 2014, respectively.	16	11	11
Additional paid-in capital		726,791	721,465
Accumulated other comprehensive loss		(445)	(578)
Retained earnings		262,603	432,065

Total Navios Holdings stockholders’ equity		988,960	1,152,963

Noncontrolling interest	21	121,592	113,547

Total stockholders’ equity		1,110,552	1,266,510

Total liabilities and stockholders’ equity		$2,958,813	$3,127,697

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
Revenue	18	$480,820	$569,016	$512,279
Administrative fee revenue from affiliates	15	16,177	14,300	7,868
Time charter, voyage and logistics business expenses	15	(247,882)	(263,304)	(244,412)
Direct vessel expenses	15	(128,168)	(130,064)	(114,074)
General and administrative expenses incurred on behalf of affiliates	15	(16,177)	(14,300)	(7,868)
General and administrative expenses		(34,183)	(45,590)	(44,634)
Depreciation and amortization	6, 7	(120,310)	(104,690)	(98,124)
Provision for losses on accounts receivable	4	(59)	(792)	(630)
Interest income	15	2,370	5,515	2,299
Interest expense and finance cost	17	(113,151)	(113,660)	(110,805)
Loss on derivatives	11	—	—	(260)
Gain on sale of assets		—	—	18
Loss on bond and debt extinguishment	10	—	(27,281)	(37,136)
Other income	23	4,840	15,639	17,031
Other expense	22	(34,982)	(24,520)	(10,447)

Loss before equity in net earnings of affiliated companies		$(190,705)	$(119,731)	$(128,895)
Equity in net earnings of affiliated companies	8, 15, 18	61,484	57,751	19,344

Loss income before taxes		$(129,221)	$(61,980)	$(109,551)
Income tax benefit/(expense)	20	3,154	(84)	4,260

Net loss		$(126,067)	$(62,064)	$(105,291)
Less: Net (income)/loss attributable to the noncontrolling interest	21	(8,045)	5,861	(3,772)

Net loss attributable to Navios Holdings common stockholders		$(134,112)	$(56,203)	$(109,063)

Loss attributable to Navios Holdings common stockholders, basic	19	$(150,314)	$(66,976)	$(110,990)

Loss attributable to Navios Holdings common stockholders, diluted	19	$(150,314)	$(66,976)	$(110,990)

Basic net loss per share attributable to Navios Holdings common stockholders		$(1.42)	$(0.65)	$(1.09)

Weighted average number of shares, basic	19	105,896,235	103,476,614	101,854,415

Diluted net loss per share attributable to Navios Holdings common stockholders		$(1.42)	$(0.65)	$(1.09)

Weighted average number of shares, diluted	19	105,896,235	103,476,614	101,854,415

Other comprehensive income/(loss)
Unrealized holding loss on investments in-available-for-sale securities	22	(1,649)	(959)	(10,614)
Reclassification to earnings	22	1,782	11,553	—

Total other comprehensive income/(loss)		$133	$10,594	$(10,614)

Total comprehensive loss		(125,934)	(51,470)	(115,905)
Comprehensive (income)/ loss attributable to noncontrolling interest		$(8,045)	$5,861	$(3,772)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(133,979)	$(45,609)	$(119,677)

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
OPERATING ACTIVITIES:
Net loss		$(126,067)	$(62,064)	$(105,291)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6, 7	120,310	104,690	98,124
Amortization and write-off of deferred financing costs	17	4,524	4,061	5,384
Amortization of deferred drydock and special survey costs		13,340	12,263	9,581
Provision for losses on accounts receivable	4	59	792	630
Unrealized loss on FFA derivatives	11	—	—	69
Share based compensation	12	5,591	7,719	5,021
Gain on sale of assets		—	—	(18)
Loss on bond and debt extinguishment	10	—	4,786	12,142
Income tax (benefit)/ expense	20	(3,154)	84	(4,260)
Realized holding loss on investments in-available-for-sale-securities	22	1,782	11,553	—
Equity in affiliates, net of dividends received	8, 15	(30,398)	(22,179)	19,781
Changes in operating assets and liabilities:
Decrease/ (increase) in restricted cash		198	(168)	430
Decrease/ (increase) in accounts receivable		20,588	(107)	(1,110)
Decrease/ (increase) in inventories		8,079	(5,933)	4,966
Decrease/(increase) in prepaid expenses and other assets		375	6,446	(26,653)
Decrease/ (increase) in due from affiliate companies		13,802	(18,263)	80,159
Increase/(decrease) in accounts payable		17,606	1,738	(12,916)
Increase/(decrease) in accrued expenses and other liabilities		3,104	31,154	(12,156)
Increase in due to affiliate companies		14,142	—	—
Increase/(decrease) in deferred income and cash received in advance		1,046	(770)	(2,112)
Increase/(decrease) in other long-term liabilities and deferred income		3,391	(8,509)	(1,109)
Increase in derivative assets and liabilities		—	—	1,206
Payments for drydock and special survey costs		(24,840)	(10,970)	(12,119)

Net cash provided by operating activities		$43,478	$56,323	$59,749

INVESTING ACTIVITIES:
Acquisition of intangible assets	7	—	(10,200)	(2,092)
Loan to affiliate company	15	(7,327)	(4,465)	(2,660)
Loan repayment from affiliate company	15	—	—	35,000
Decrease/(increase) in long-term receivable from affiliate companies	15	10,351	(5,087)	14,908
Dividends from affiliate companies	8	18,244	14,595	10,126
Deposits for vessels, port terminals and other fixed assets	6	(26,713)	(45,337)	(31,398)
Acquisition of investments in affiliates	8	(22,846)	(2,233)	(167,919)
Acquisition of vessels	6	—	(123,541)	(85,699)
Purchase of property, equipment and other fixed assets	6	(8,208)	(68,620)	(28,837)

Net cash used in investing activities		$(36,499)	$(244,888)	$(258,571)

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
FINANCING ACTIVITIES:
Proceeds from long-term loans	10	$—	$72,250	$51,250
Proceeds from issuance of senior and ship mortgage notes including premium, net of debt issuance costs	10	—	365,668	725,486
Repayment of long-term debt and payment of principal	10	(36,056)	(20,761)	(157,228)
Repayment of senior and ship mortgage notes	10	—	(290,000)	(488,000)
Payments of obligations under capital leases	6	(1,501)	(1,399)	(1,353)
Debt issuance costs		(50)	(1,223)	(905)
Net proceeds from issuance of preferred stock	16	—	163,602	—
(Increase)/ decrease in restricted cash		(11,114)	(355)	22,234
Payment for acquisition of intangible asset	7	(6,800)	—	—
Acquisition of treasury stock	16	(252)	—	—
Acquisition of noncontrolling interest	21	—	(10,889)	(750)
Contribution from noncontrolling shareholders	6, 21	—	3,484	3,905
Issuance of common stock	16	—	643	551
Dividends paid		(35,350)	(32,730)	(26,405)

Net cash (used in)/ provided by financing activities		$(91,123)	248,290	128,785

(Decrease)/increase in cash and cash equivalents		(84,144)	59,725	(70,037)

Cash and cash equivalents, beginning of year		247,556	187,831	257,868

Cash and cash equivalents, end of year		$163,412	$247,556	$187,831

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$108,461	$92,776	$147,405
Cash paid for income taxes		$139	$694	$586
Non-cash investing and financing activities
Purchase of property, equipment and other fixed assets	6	$(710)	$(624)	$—
Acquisition of intangible assets	7	$—	$(6,800)	$—
Deposits for vessels, port terminals and other fixed assets	6	$1,871	—	—
Debt issuance costs		$—	$(225)	$—
Revaluation of vessels due to restructuring of capital lease obligations	6	$210	$—	$—
Decrease in capital lease obligations due to restructuring		$(210)	$—	$—
Dividends payable		$3,081	$3,081	$—
Investments in available-for-sale securities	22	$—	$—	$17,715
Accrued interest on loan receivable from affiliate company	15	$1,356	$645	$—

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders‘ Equity
Balance December 31, 2012	8,479	$—	103,255,409	$10	$547,377	$659,547	$(558)	$1,206,376	$116,663	$1,323,039
Net (loss)/income	—	—	—	—	—	(109,063)	—	(109,063)	3,772	(105,291)
Total other comprehensive loss	—	—	—	—	—	—	(10,614)	(10,614)	—	(10,614)
Navios Logistics acquisition of noncontrolling interest (Note 21)	—	—	—	—	(50)	—	—	(50)	(700)	(750)
Contribution from noncontrolling shareholders (Note 6 and 21)	—	—	—	—	—	—	—	—	3,905	3,905
Stock-based compensation expenses (Note 16)	—	—	1,031,456	—	5,451	—	—	5,451	—	5,451
Cancellation of shares (Note 16)	—	—	(25,836)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(26,405)	—	(26,405)	—	(26,405)

Balance December 31, 2013	8,479	$—	104,261,029	$10	$552,778	$524,079	$(11,172)	$1,065,695	$123,640	$1,189,335
Net loss	—	—	—	—	—	(56,203)	—	(56,203)	(5,861)	(62,064)
Total other comprehensive income	—	—	—	—	—	—	10,594	10,594	—	10,594
Issuance of preferred stock, net of expenses (Note 16)	68,000	—	—	—	163,602	—	—	163,602	—	163,602
Conversion of preferred stock to common stock (Note 16)	(1,410)	—	1,410,000	1	—	—	—	1	—	1
Contribution from noncotrolling shareholders (Note 6 and 21)	—	—	—	—	—	—	—	—	3,484	3,484
Acquisition of noncontrolling interest (Note 21)	—	—	—	—	(3,173)	—	—	(3,173)	(7,716)	(10,889)
Stock-based compensation expenses (Note 16)	—	—	184,937	—	8,258	—	—	8,258	—	8,258
Cancellation of shares (Note 16)	—	—	(24,248)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(35,811)	—	(35,811)	—	(35,811)

Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510
Net loss	—	—	—	—	—	(134,112)	—	(134,112)	8,045	(126,067)
Total other comprehensive income	—	—	—	—	—	—	133	133	—	133
Conversion of preferred stock to common stock (Note 16)	(1,134)	—	1,134,000	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 16)	—	—	3,711,678	—	5,578	—	—	5,578	—	5,578
Cancellation of shares (Note 16)	—	—	(9,319)	—	—	—	—	—	—	—
Acquisition of treasury stock (Note 16)	—	—	(199,324)	—	(252)	—	—	(252)	—	(252)
Dividends declared/ paid	—	—	—	—	—	(35,350)	—	(35,350)	—	(35,350)
Balance December 31, 2015	73,935	$—	110,468,753	$11	$726,791	$262,603	$(445)	$988,960	$121,592	$1,110,552

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

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2015, Navios Holdings owns 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of December 31, 2015, Navios Holdings owned a 20.1% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2015, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.6% and its economic interest was 46.6%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of December 31, 2015, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interest of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Change in Accounting Principle

The Company historically presented deferred debt issuance costs, or fees related to directly issuing debt, as long-term assets on the consolidated balance sheets. During the first quarter of 2015, the Company adopted the guidance codified in ASU 2015-03 “Interest - Imputation of Interest (Subtopic 835-30), Simplifying the Presentation of Debt Issuance Costs” (“ASU 2015-03”). The guidance simplifies the presentation of debt issuance costs by requiring debt issuance costs to be presented as a deduction from the corresponding liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs is not affected. Therefore, these costs will continue to be amortized as interest expense using the effective interest method pursuant to ASC 835-30-35-2 through 35-3. The Company elected to adopt early the requirements of ASU 2015-03 effective beginning the first quarter of 2015 and applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The reclassification does not impact net income as previously reported or any prior amounts reported on the statements of comprehensive income, or the consolidated statements of cash flows. The effect of the retrospective application of this change in accounting principle on the Company’s consolidated balance sheets as of December 31, 2014 resulted in a reduction of Total non-current assets and Total assets in the amount of $31,692, with a corresponding decrease of $30,789 in Long-term debt, net and Total non-current liabilities and a decrease of $903 in Current portion of long-term debt, net and Total current liabilities.

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

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2015 was 20.1%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2015 was 46.6%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of December 31, 2015 was 35.0%), (iv) Navios Europe I and its subsidiaries (economic interest as of December 31, 2015 was 47.5%); and (v) Navios Europe II and its subsidiaries (economic interest as of December 31, 2015 was 47.5%).

Subsidiaries Included in the Consolidation:

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2015	2014	2013
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2015	2014	2013
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2015	2014	2013
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/14 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/4 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	5/19 - 12/31	—
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	5/19 - 12/31	—
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	5/19 - 12/31	—
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	6/4 - 12/31	—
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	11/24 - 12/31	—
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	—
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	10/09 - 12/31	—	—
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	10/09 - 12/31	—	—

(c)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: As of December 31, 2015 and 2014, restricted cash included $1,890 and $1,974, respectively, which related to amounts held in a retention account in order to service debt and interest payments, and $11,000 and $0, respectively, which related to additional security, as required by certain of Navios Holdings’ credit facilities. Also included in restricted cash as of December 31, 2015 and 2014 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 for both reporting periods.

(f)	Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants, bunkers (when applicable) and stock provisions on board of the vessels, as well as petroleum products held by Navios Logistics, are valued at cost as determined on the first-in, first-out basis.

(h)	Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

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

Management estimates the residual values of the Company’s dry bulk vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

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

(i)	Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2015, 2014 and 2013 amounted to $5,154, $2,334 and $1,831, respectively.

(j)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(k)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

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

During the fourth quarter of fiscal year 2015, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued deterioration in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates for the first two years and 10-year average historical one-year time charter rates for the remaining period, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actual, assuming an annual increase of 2.0% after 2016 and a utilization rate of 98.9% based on the fleet’s historical performance.

For the deposits for new building vessels, the net cash flows also included the future cash out flows to make vessels ready for use, all remaining progress payments to shipyards and other pre-delivery expenses (e.g. capitalized interest).

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels, deposits for vessel acquisitions and the related intangible assets existed as of December 31, 2015 and 2014, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

drydocking or special survey period. For each of the years ended December 31, 2015, 2014 and 2013, the amortization of deferred drydock and special survey costs was $13,340, $12,263, and $9,581, respectively.

(m)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs for each of the years ended December 31, 2015, 2014 and 2013 were $4,524, $4,061 and $5,384, respectively. See Note 17.

(n)	Goodwill and Other Intangibles

(i) Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

The Company evaluates impairment of goodwill using a two-step process. First, the aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill (step one). The Company determines the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. If the fair value of a reporting unit exceeds the carrying amount, no impairment exists. If the carrying amount of the reporting unit exceeds the fair value, then the Company must perform the second step (step two) to determine the implied fair value of the reporting unit’s goodwill and compare it with its carrying amount. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit to all the assets and liabilities of that reporting unit, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price. If the carrying amount of the goodwill exceeds the implied fair value, then goodwill impairment is recognized by writing the goodwill down to its implied fair value.

As of December 31, 2015, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. During the fourth quarter 2015, the overall shipping market continued to experience significant deteriorating market conditions, especially in the dry bulk sector with sharp declines in freight rates, charter rates and vessel values. Additionally, the Company’s market capitalization continued to deteriorate to levels well below the carrying value of its total net assets.

While step one revealed an excess of fair value over carrying value for the Dry Bulk Vessel Operations reporting unit based on the income and market approaches, the Company’s management considered it necessary to proceed to step two of the goodwill impairment test to determine the impairment amount of the Dry Bulk Vessel Operations reporting unit, if any, as discussed further below.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers and/or an assumed hair cut), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying value of net assets.

Step two of the goodwill impairment test for the Dry Bulk Vessel Operations reporting unit involved performing a hypothetical purchase price allocation to determine the implied fair value of the Dry Bulk Vessel Operations reporting unit’s goodwill. This process required judgment in the development of assumptions that affected the determination of the fair value of the Dry Bulk Vessel Operations reporting unit’s individual assets and liabilities, including previously unrecognized intangible assets and unfavorable intangible liabilities. The fair value adjustments primarily impacted the following assets and liabilities: vessels, investments in publicly listed affiliates, publicly traded bonds, and other intangibles. The Company’s fleet of dry bulk vessels was valued with the assistance of third-party valuations. The Company’s investments in publicly listed affiliates and publicly traded bonds were valued using a one-month look back at publicly available market prices (i.e. a monthly mean) and intangibles were valued using the income approach. As a result of a significant step-down in the value of the Company’s dry bulk vessels, this created headroom for implied goodwill when comparing the fair value of the Dry Bulk Vessel Operations reporting unit to the value of the Company’s net assets under a hypothetical purchase price allocation. Upon completion of step two, the implied fair value of goodwill exceeded the carrying value of the Dry Bulk Vessel Operations reporting unit’s goodwill (totaling $56,240). Consequently, the Company did not recognize any impairment loss for the year ended December 31, 2015.

As of December 31, 2015, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104,096. Step one impairment test used the income method and revealed that the fair value exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business has not been affected by the same deteriorating industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business have not experienced a significant decline.

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

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

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

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21.0
Favorable lease terms	11.5
Unfavorable lease terms	9.3
Port terminal operating rights	32.5
Customer relationships	20.0-45.0

See also Note 7.

(o)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive (loss)/income. The foreign currency gains/(losses) recognized under the caption “Other income” and “Other expense”, respectively, in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2015, 2014 and 2013, were $1,646, $1,945 and $184, respectively.

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

Provisions for estimated losses on uncompleted voyages and vessels under time charter are provided for in the period in which such losses are determined. As of December 31, 2015 and 2014, the balance for provision for loss making voyages in progress was $2,157 and $1,893, respectively.

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

The general and administrative expenses incurred on behalf of affiliates are determined based on a combination of actual expenses incurred on behalf of the affiliates as well as a reasonable allocation of expenses that are not affiliate specific but incurred on behalf of all affiliates.

Forward Freight Agreements (“FFAs”): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, FFAs are “marked to market” quarterly to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

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

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under relevant guidance on employer’s accounting for pensions. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $952 and $819 at December 31, 2015 and 2014, respectively.

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

Stock-Based Compensation: In December 2015, 2014 and 2013, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three years. In December 2014 and 2013, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency. See Note 12.

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

(v)

Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

income taxes in the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

(w)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $19,325, $25,228 and $24,710 to its common stockholders during the years ended December 31, 2015, 2014 and 2013, respectively, and $16,025, $7,502 and $1,695 to its preferred stockholders during the years ended December 31, 2015, 2014 and 2013, respectively.

(x)	Guarantees: A liability for the fair value of an obligation undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of their terms are made.

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

(z)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(aa)	Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(ab)	Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) is recorded at fair market value on the date of issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2.0% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, 30.0% of the then-outstanding shares of Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per share of common stock with the remaining balance of the then-outstanding shares of Preferred Stock being converted into shares of common stock under the same terms 10 years after their issuance date. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per common stock (see also Note 16).

(ac)	Cumulative Redeemable Perpetual Preferred Stock: The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. At any time on or after January 28, 2019, the Series G may be redeemed at the Company’s option and at any time on or after July 8, 2019, the Series H may be redeemed at the Company’s option (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefore, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Company has accounted for these shares as equity.

(ad)	Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive (loss)/income unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the consolidated statements of comprehensive (loss)/income. Management evaluates securities for other than temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II, for a period of time sufficient to allow for any anticipated recovery in fair value.

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

In February 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)- Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, FASB issued ASU 2015-17, “Income Taxes (Topic 740)- Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, FASB issued ASU 2015-11, “Inventory (Topic 330)- Simplifying the Measurement of Inventory”, which requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2015, FASB issued ASU 2015-02, “Consolidation (Topic 810)—Amendments to the Consolidation Analysis”, which amends the criteria for determining which entities are considered VIEs, amends the criteria for determining if a service provider possesses a variable interest in a VIE and ends the deferral granted to investment companies for application of the VIE consolidation model. The ASU is effective for interim and annual periods beginning after December 15, 2015. The adoption of this ASU is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In January 2015, FASB issued ASU 2015-01, Income Statement Extraordinary and Unusual Items. This standard eliminates the concept of extraordinary and unusual items from U.S. GAAP. The new standard is effective for annual and interim periods after December 15, 2015. Navios Holdings has adopted this standard effective January 1, 2016. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. We plan to adopt this standard effective January 1, 2017. The adoption of the new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. The new accounting guidance was originally effective for interim and annual periods beginning after December 15, 2016. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company is currently reviewing the effect of ASU No. 2014-09 on its revenue recognition.

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2015	December 31, 2014
Cash on hand and at banks	$85,570	$157,975
Short-term deposits and highly liquid funds	77,842	89,581

Cash and cash equivalents	$163,412	$247,556

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2015	December 31, 2014
Accounts receivable	$83,091	$104,045
Less: provision for doubtful receivables	(18,278)	(18,464)

Accounts receivable, net	$64,813	$85,581

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2013	$(25,936)	$(630)	$109	$(26,457)
Year ended December 31, 2014	$(26,457)	$(792)	$8,785	$(18,464)
Year ended December 31, 2015	$(18,464)	$(59)	$245	$(18,278)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue and for the year ended December 31, 2013, none of the Company’s customers accounted for more than 10% of the Company’s revenue.

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2015	December 31, 2014
Prepaid voyage and operating costs	$8,700	$8,996
Claims receivable	11,078	5,186
Prepaid other taxes	3,664	5,090
Other	700	2,441

Total prepaid expenses and other current assets	$24,142	$21,713

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

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$1,631,900	$(245,174)	$1,386,726
Additions	85,699	(63,287)	22,412

Balance December 31, 2013	1,717,599	(308,461)	1,409,138
Additions	123,541	(68,333)	55,208

Balance December 31, 2014	1,841,140	(376,794)	1,464,346
Additions	—	(70,894)	(70,894)

Balance December 31, 2015	$1,841,140	$(447,688)	$1,393,452

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$78,489	$(14,251)	$64,238
Additions	24,563	(2,853)	21,710
Disposals	(22)	22	—

Balance December 31, 2013	103,030	(17,082)	85,948
Additions	3,369	(3,385)	(16)

Balance December 31, 2014	106,399	(20,467)	85,932
Additions	2,287	(3,431)	(1,144)

Balance December 31, 2015	$108,686	$(23,898)	$84,788

Tanker vessels, barges and push boats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$355,625	$(77,398)	$278,227
Additions	9,971	(16,384)	(6,413)
Transfers	3,030	—	3,030

Balance December 31, 2013	368,626	(93,782)	274,844
Additions	96,387	(17,355)	79,032
Write-off	(47)	—	(47)

Balance December 31, 2014	464,966	(111,137)	353,829
Additions	6,188	(20,007)	(13,819)
Restructure of capital lease	(210)	—	(210)

Balance December 31, 2015	$470,944	$(131,144)	$339,800

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$12,893	$(4,125)	$8,768
Additions	2,837	(1,048)	1,789
Transfers	(3,030)	—	(3,030)

Balance December 31, 2013	12,700	(5,173)	7,527
Additions	887	(1,378)	(491)
Write-off	(161)	161	—

Balance December 31, 2014	13,426	(6,390)	7,036
Additions	443	(1,558)	(1,115)

Balance December 31, 2015	$13,869	$(7,948)	$5,921

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2012	$2,078,907	$(340,948)	$1,737,959
Additions	123,070	(83,572)	39,498
Write-off	(22)	22	—

Balance December 31, 2013	2,201,955	(424,498)	1,777,457
Additions	224,184	(90,451)	133,733
Write-off	(208)	161	(47)

Balance December 31, 2014	2,425,931	(514,788)	1,911,143
Additions	8,918	(95,890)	(86,972)
Restructure of capital lease	(210)	—	(210)

Balance December 31, 2015	$2,434,639	$(610,678)	$1,823,961

Deposits for Vessels and Port Terminals Acquisitions

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,000 deadweight tons (“dwt”) Panamax vessel and one 180,600 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices are $31,800 and $52,000, respectively, and were delivered in January 2016. As of December 31, 2015 and 2014, Navios Holdings had paid deposits for both vessels totaling $29,695 and $22,140, respectively.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three new pushboats with a purchase price of $7,552 for each pushboat. As of December 31, 2015 and December 31, 2014, Navios Logistics had paid $14,770 and $6,920, respectively, for the construction of the new pushboats, which are expected to be delivered in the second quarter of 2016.

As of December 31, 2015 and December 31, 2014, Navios Logistics paid $29,484 and $16,305, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction.

Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $5,847 and $1,851, as of December 31, 2015 and December 31, 2014, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Vessel Acquisitions

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

Navios Logistics

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. As of December 31, 2015, the obligations for these vessels were accounted for as capital leases and the lease payments during each of the years ended December 31, 2015, 2014 and 2013 for both vessels were $1,501, $1,399 and $1,353, respectively.

On August 22, 2014, Navios Logistics entered into an agreement for the acquisition of a second-hand bunker vessel, which was delivered to its core fleet in September 2014. As of December 31, 2014, Navios Logistics paid $5,504, representing full purchase price and other costs, including relocation expenses.

On August 5, 2013, Navios Logistics entered into an agreement for the construction of 36 dry barges for a total purchase price of $19,080. These barges were delivered in the second quarter of 2014. During the year ended December 31, 2013, Navios Logistics paid $11,632 and the respective amount was presented under deposits for vessels, port terminals and other fixed assets in the accompanying consolidated balance sheets. On October 8, 2013, Navios Logistics exercised the option for the construction of additional 36 dry barges based on the same terms of the initial agreement. These barges were delivered in the third quarter of 2014. During the year ended December 31, 2014 and December 31, 2015, Navios Logistics had paid $52,672 and $800, respectively, for both sets of barges, representing the balance of the purchase price and other acquisition costs, including transportation.On June 26, 2013, Navios Logistics acquired three pushboats for a total purchase price of $20,250. These pushboats were delivered in the first quarter of 2014. During the year ended December 31, 2013, Navios Logistics paid $19,766 and the respective amount was presented under deposits for vessels, port terminals and

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

other fixed assets in the accompanying consolidated balance sheets. During the year ended December 31, 2014, Navios Logistics paid $3,710, representing the balance of the purchase price and other acquisition costs, including transportation.

NOTE 7: INTANGIBLE ASSETS/LIABILITIES OTHER THAN GOODWILL

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2015

	Acquisition Cost	Accumulated Amortization	Additions / Write off	Net Book Value December 31, 2015
Trade name	$100,420	$(37,401)	$—	$63,019
Port terminal operating rights(***)	53,152	(9,456)	—	43,696
Customer relationships	35,490	(14,196)	—	21,294
Favorable lease terms(*)	158,179	(60,037)	(75,694)	22,448

Total Intangible assets	347,241	(121,090)	(75,694)	150,457
Unfavorable lease terms(**)	(56,419)	17,195	31,698	(7,526)

Total	$290,822	$(103,895)	$(43,996)	$142,931

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2014

	Acquisition Cost	Accumulated Amortization	Additions / Write off	Net Book Value December 31, 2014
Trade name	$100,420	$(33,591)	$—	$66,829
Port terminal operating rights(***)	36,152	(8,450)	17,000	44,702
Customer relationships	35,490	(12,421)	—	23,069
Favorable lease terms(*)	207,055	(103,287)	(48,876)	54,892

Total Intangible assets	379,117	(157,749)	(31,876)	189,492
Unfavorable lease terms(**)	(121,028)	98,887	—	(22,141)

Total	$258,089	$(58,862)	$(31,876)	$167,351

(*)	As of December 31, 2015 and 2014, intangible assets associated with the favorable lease terms included an amount of $10,575 and $21,782, respectively related to purchase options for the vessels (see Note 2(n)). During the years ended December 31, 2015 and 2014, acquisition costs and accumulated amortization of $75,694 and $48,876, respectively, of fully amortized favorable lease terms were written off, as a result of early redeliveries of vessels.
(**)	As of December 31, 2015 and 2014, the intangible liability associated with the unfavorable lease terms included an amount of $(467) and $9,405, respectively, related to purchase options held by third parties (see Note 2(n)). During the year ended December 31, 2015, $31,698 of unfavorable lease terms were written off. During the year ended December 31, 2015, acquisition cost and accumulated amortization of $64,609, of fully amortized unfavorable lease terms were written off. These write- offs resulted from early redelivery of vessels. As of December 31, 2015 and 2014, no purchase options held by third parties have been exercised.
(***)	On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port. During the year ended December 31, 2015, Navios Logistics paid $6,800, representing the balance of the purchase price.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Amortization Expense and Write Offs Year Ended December 31, 2015	Amortization Expense and Write Offs Year Ended December 31, 2014	Amortization Expense and Write Offs Year Ended December 31, 2013
Trade name	$3,811	$3,853	$3,853
Port terminal operating rights	1,006	1,006	983
Customer relationships	1,775	1,774	1,774
Favorable lease terms	32,444	12,539	12,876
Unfavorable lease terms	(14,615)	(4,933)	(4,933)

Total	$24,420	$14,239	$14,553

The remaining aggregate amortization of acquired intangibles as of December 31, 2015 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$3,860	$3,853	$2,811	$2,811	$2,818	$46,866	$63,019
Favorable lease terms	5,457	3,049	641	641	641	1,444	11,873
Unfavorable lease terms	(1,102)	(1,102)	(1,102)	(1,102)	(1,102)	(2,483)	(7,993)
Port terminal operating rights	1,006	1,483	1,483	1,483	1,483	36,758	43,696
Customer relationships	1,775	1,775	1,775	1,775	1,775	12,419	21,294

Total amortization	$10,996	$9,058	$5,608	$5,608	$5,615	$95,004	$131,889

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

In February 2015, Navios Partners completed a public offering of 4,600,000 common units, raising gross proceeds of $60,214. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units to Navios Holdings raising additional gross proceeds of $14,967.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2015, Navios Holdings held a total of 15,344,310 common units and 1,695,509 general partners units, representing a 20.1% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of December 31, 2015 and 2014, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $32,300 and $35,745, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Total equity method income and amortization of deferred gain of $15,462, $36,959 and $39,738 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015 and 2014, the carrying amount of the investment in Navios Partners was $115,432 and $114,387, respectively.

Dividends received during the year ended December 31, 2015, 2014 and 2013 were $27,993, $30,043 and $29,461, respectively.

As of December 31, 2015, the market value of the investment in Navios Partners was $51,460.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2015 and 2014, the carrying amount of the investment was $175 and $525, respectively. Dividends received for each of the years ended December 31, 2015, 2014 and 2013 were $454, $271 and $433, respectively.

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

As of December 31, 2015, Navios Holdings had a 43.6% voting and a 46.6% economic interest in Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2015 and 2014, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $1,480 and $1,293, respectively. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method income of $43,299, $19,513 and losses of $20,759 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2015, 2014 and 2013, respectively.

As of December 31, 2015 and 2014, the carrying amount of the investment in Navios Acquisition was $253,286 and $224,582, respectively.

Dividends received for each of the years ended December 31, 2015, 2014 and 2013 were $18,244, $14,595 and $10,126, respectively.

As of December 31, 2015, the market value of the investment in Navios Acquisition was $219,661.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I (in each case, in proportion to their economic interests in Navios Europe I) revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that they are not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial investment in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2015 and December 31, 2014, the unamortized basis difference of Navios Europe I was $5,386, and $6,063, respectively.

As of December 31, 2015 and 2014, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $15,763 and $13,415, respectively, which represents the Company’s carrying

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

value of its investment of $6,895 and $5,602, respectively, including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $8,868 and $7,813, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

Income of $1,293 and $831 was recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2015 and 2014, respectively, whilst for the year ended December 31, 2013, Navios Europe I had minimal operations and therefore, the Company did not record any equity method investee income/(loss).

As of December 31, 2015 and 2014, the carrying amount of the investment in Navios Europe I was $5,497 and $4,936, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash consideration of $145,550 (which was funded with the proceeds of a $131,550 senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”) with a face amount of $182,150 and fair value of $99,147, at the acquisition date. In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II (in each case, in proportion to their economic interests in Navios Europe II) revolving loans up to $38,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”).

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II and is deemed to be the initial investment by Navios Holdings. Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that they are not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2015, the unamortized basis difference of Navios Europe II was $8,895.

As of December 31, 2015, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $15,858, including accrued interest, which represents the Company’s carrying value of its investment of $7,958 plus the Company’s balance of the Navios Revolving Loans II of $7,900, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Income of $1,308 was recognized in “Equity in net earnings of affiliated companies” for the year ended December 31, 2015.

As of December 31, 2015, the carrying amount of the investment in Navios Europe II was $7,333.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2015					December 31, 2014
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I
Cash and cash equivalents, including restricted cash	$34,539	$61,645	$668	$11,839	$17,366	$100,449	$61,162	$1,719	$12,042
Current assets	39,835	97,349	1,117	14,782	22,539	115,197	89,528	2,126	13,764
Non-current assets	1,310,456	1,676,742	73	179,023	245,154	1,223,512	1,607,486	21	190,638
Current liabilities	41,528	82,798	447	15,377	16,897	30,072	71,598	450	15,649
Long- term debt including current portion, net	598,078	1,197,583	—	96,580	129,185	575,974	1,142,002	—	107,034
Financial liabilities at fair value*	—	—	—	68,535	23,568	—	—	—	68,764
Non-current liabilities	576,548	1,143,922	—	182,537	173,543	559,539	1,122,623	—	191,744

(*)	representing the fair value of Junior Loan I and Junior Loan II, respectively.

	Year December 31, 2015					Year December 31, 2014				Year December 31, 2013
Income Statement	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I
Revenue	$223,676	$313,396	$1,760	$41,437	$20,767	$227,356	$264,877	$2,825	$35,119	$198,159	$202,397	$2,230	$1,152
Net income/ (loss) before non-cash change in fair value of Junior Loan I and Junior Loan II	41,805	84,796	244	(1,347)	1,673	74,853	11,371	1,298	(5,061)	59,006	(55,690)	775	(355)
Net Income/(loss)	41,805	84,796	244	(1,118)	77,252	74,853	11,371	1,298	(1,896)	59,006	(55,690)	775	(1,096)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2015 and 2014 consisted of the following:

	December 31, 2015	December 31, 2014
Payroll	$11,021	$12,175
Accrued interest	37,628	37,846
Accrued voyage expenses	3,311	10,289
Accrued running costs	22,705	23,022
Provision for losses on voyages in progress	2,157	1,893
Audit fees and related services	519	458
Accrued taxes	4,162	4,792
Professional fees	518	1,087
Dividends	3,081	3,081
Navios Partners Guarantee (Note 15)	8,752	—
Other accrued expenses	9,241	5,877
Other liability	—	6,800

Total accrued expenses	$103,095	$107,320

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: BORROWINGS

Borrowings as of December 31, 2015 and 2014 consisted of the following:

Navios Holdings borrowings	December 31, 2015	December 31, 2014
Commerzbank A.G. ($240,000)	$40,476	$59,216
Loan Facility Credit Agricole ($40,000)	21,291	23,702
Loan Facility Credit Agricole ($23,000)	16,117	17,479
Loan Facility Credit Agricole ($23,000)	16,550	17,950
Loan Facility DVB Bank SE ($72,000)	58,939	63,339
Loan Facility Credit Agricole ($22,500)	18,563	20,812
Loan Facility DVB Bank SE ($40,000)	32,000	35,625
Alpha Bank ($31,000)	29,200	31,000
2019 Notes	350,000	350,000
2022 Notes	650,000	650,000

Total Navios Holdings borrowings	$1,233,136	$1,269,123

Navios Logistics borrowings	December 31, 2015	December 31, 2014
2022 Logistics Senior Notes	$375,000	$375,000
Other long-term loans	390	459

Total Navios Logistics borrowings	$375,390	$375,459

Total	December 31, 2015	December 31, 2014
Total borrowings	$1,608,526	$1,644,582
Less: current portion, net	(16,944)	(23,283)
Less: deferred finance costs, net	(27,218)	(31,692)

Total long-term borrowings	$1,564,364	$1,589,607

Navios Holdings loans

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”).

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at a fixed price of 104.063% of the principal amount, which

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

price declines ratably until it reaches par in 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2015.

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

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2015.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Secured credit facilities

The majority of the Company’s senior secured credit facilities include maintenance covenants, including (i) loan-to-value ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, (ii) minimum liquidity and (iii) net total debt divided by total assets, as defined in each senior secured credit facility. As of December 31, 2015, the Company and its subsidiaries were in compliance with all of the covenants under each of its credit facilities outlined below.

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

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of Navios Azimuth. As of December 31, 2015, the outstanding amount under the loan facility was repayable in 11 semi-annual equal installments of $1,206 with a final balloon payment of $8,030 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. In December 2015, Navios Azimuth was added as collateral to the Navios Asia facility. As of December 31, 2015, the outstanding amount under this facility was $21,291.

In August 2009, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $75,000 to partially finance the acquisition costs of two Capesize vessels. The loan bore interest at a rate of LIBOR plus 175 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2015, the facility is repayable in 13 semi-annual equal installments of $681, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2015, the outstanding amount under this facility was $16,117.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2015, the outstanding amount under the loan facility was repayable in 13 semi-annual equal installments of $700 after the drawdown date, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2015, the outstanding amount under this facility was $16,550.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two equal tranches, in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. Each tranche is repayable in ten equal semi-annual installments of $563, with a final balloon payment of $5,625 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2015, the outstanding amount of the loan was $18,563.

DNB Facilities: In August 2010, Navios Holdings entered into a facility agreement with DNB NOR BANK ASA for an amount of up to $40,000 in order to partially finance the construction of one Capesize bulk carrier. The loan bore interest at a rate of LIBOR plus 275 basis points. On November 29, 2013, the Company repaid the loan in full using a portion of the proceeds of the 2022 Notes.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. As of December 31, 2015, the third tranche of the facility is repayable in 10 quarterly installments of $882, with a final balloon payment of $9,145 on the last payment date; and the fourth tranche of the facility is repayable in 16 quarterly installments of $835, with a final balloon payment of $9,145 on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2015, the outstanding amount was $40,476.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of Navios Serenity; and (ii) the second tranche is for an amount of up to $16,000 to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, entering into a new tranche for an amount of $30,000 in order to finance the acquisition of the Navios Gem, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2015, the first tranche is repayable in 17 quarterly installments of $362, with a final balloon payment of $14,400 on the last repayment date, the second tranche is repayable in 18 quarterly installments of $269, with a final balloon payment of $6,354 on the last repayment date and the third tranche is repayable in 18 quarterly installments of $469, with a final balloon payment of $18,750 on the last repayment date. On January 28, 2016, Navios Holdings prepaid the installments due in 2016, amounting to $4,131. The loan facility requires compliance with certain financial covenants, which have been amended to exclude Navios Serenity until December 31, 2016 in the loan-to-value ratio covenants. As of December 31, 2015, the total outstanding amount was $58,939.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2015, the facility is repayable in 12 quarterly installments of $1,000, with a final balloon payment of $20,000 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, Navios Sphera and Navios Mars were added as collateral to this facility and certain financial covenants were tested upon delivery of the two vessels. As of December 31, 2015, the outstanding amount was $32,000.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41,000, to be drawn in two tranches, to finance the acquisition of Navios Mars and Navios Sphera. The facility bears interest at a rate of LIBOR plus 255 basis points. The first tranche is repayable in eight quarterly installments of $500 each, followed by 16 quarterly (except in respect of the last such installment) installments of $375 each, and a final balloon payment of $15,000 on the last payment day. The second tranche is repayable in eight quarterly installments of approximately $394 each, followed by 16 quarterly (except in respect of the last such installment) installments of $230 each, and a final balloon payment of $9,165 on the last payment day. The loan facility also requires compliance with certain covenants.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of $31,000 in order to finance part of the acquisition of a 2012-built 179,515 dwt Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2015, the facility is repayable in 28 quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date. On January 13, 2016, Navios Holdings prepaid the installments due in 2016, amounting to $1,800. The loan facility requires compliance with certain financial covenants, of which the loan-to-value ratio will be tested on December 31, 2016. As of December 31, 2015, the outstanding amount was $29,200.

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

On May 5, 2014, the Logistics Co-Issuers completed a cash tender offer (the “Tender Offer”) and related solicitation of consents for certain proposed amendments to the indenture governing the 2019 Logistics Senior Notes, for any and all of their outstanding 2019 Logistics Senior Notes. After the purchase by the Logistics Co-Issuers of all of the 2019 Logistics Senior Notes validly tendered and not validly withdrawn prior to

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

the consent payment deadline, the Logistics Co-Issuers redeemed for cash all the 2019 Logistics Senior Notes that remained outstanding after the completion of the Tender Offer, plus accrued and unpaid interest to, but not including, the redemption date. The effect of this transaction was the recognition of a $27,281 loss in the consolidated statement of comprehensive (loss)/ income under “Loss on bond and debt extinguishment”, consisting of a $7,881 loss relating to the accelerated amortization of the unamortized deferred finance costs, a $3,095 gain relating to the accelerated amortization of unamortized Additional 2019 Logistics Senior Notes premium and a $22,495 loss relating to tender premium fees and expenses.

2022 Logistics Senior Notes

On April 22, 2014, the Logistics Co-Issuers completed the sale of $375,000 in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The net proceeds from the sale of 2022 Logistics Senior Notes were partially used to redeem any and all of 2019 Logistics Senior Notes and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

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

The indenture governing the 2022 Logistics Senior Notes include customary events of default, including failure to pay principal and interest on the 2022 Logistics Senior Notes, a failure to comply with

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

covenants, a failure by Navios Logistics or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary to pay material judgments or indebtedness and bankruptcy and insolvency events with respect to us or any significant subsidiary or any group of restricted subsidiaries that, taken together, would constitute a significant subsidiary.

As of December 31, 2015, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2015.

Other indebtedness

In connection with the acquisition of Hidronave South American Logistics S.A. (“Hidronave”) on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2015, the outstanding loan balance was $390. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. The loan also requires compliance with certain covenants.

During the year ended December 31, 2015, the Company paid $35,987, of which $24,117 related to installments for the year 2015, $6,870 to installments for the year 2016 and $5,000 to balloon payments due in 2019 and 2020.

The annual weighted average interest rates of the Company’s total borrowings were 6.98%, 7.18% and 7.75% for the year ended December 31, 2015, 2014 and 2013, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2015, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2016	$17,691
2017	24,561
2018	50,186
2019	381,879
2020	60,869
2021 and thereafter	1,073,340

Total	$1,608,526

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

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the Navios Logistics loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

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

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2015		December 31, 2014
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$163,412	$163,412	$247,556	$247,556
Restricted cash	$13,480	$13,480	$2,564	$2,564
Investments in available-for-sale-securities	$5,173	$5,173	$6,701	$6,701
Loan receivable from affiliate companies	$16,474	$16,474	$7,791	$7,791
Long-term receivable from affiliate companies	$—	$—	$9,625	$9,625
Capital lease obligations, including current portion	$(20,649)	$(20,649)	$(22,360)	$(22,360)
Senior and ship mortgage notes, net	$(1,350,941)	$(735,002)	$(1,347,316)	$(1,300,021)
Long-term debt, including current portion	$(230,367)	$(233,526)	$(265,574)	$(269,582)

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

	Fair Value Measurements as of December 31, 2015
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$5,173	$5,173	$—	$—

Total	$5,173	$5,173	$—	$—

	Fair Value Measurements as of December 31, 2014
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$6,701	$6,701	$—	$—

Total	$6,701	$6,701	$—	$—

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$163,412	$163,412	$—	$—
Restricted cash	$13,480	$13,480	$—	$—
Senior and ship mortgage notes	$(735,002)	$(735,002)	$—	$—
Capital lease obligations, including current portion(1)	$(20,649)	$—	$(20,649)	$—
Long-term debt, including current portion(1)	$(233,526)	$—	$(233,526)	$—
Loan receivable from affiliate companies(2)	$16,474	$—	$16,474	$—

	Fair Value Measurements at December 31, 2014
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$247,556	$247,556	$—	$—
Restricted cash	$2,564	$2,564	$—	$—
Senior and ship mortgage notes	$(1,300,021)	$(1,300,021)	$—	$—
Capital lease obligations, including current portion(1)	$(22,360)	$—	$(22,360)	$—
Long-term debt, including current portion(1)	$(269,582)	$—	$(269,582)	$—
Loan receivable from affiliate companies(2)	$7,791	$—	$7,791	$—
Long-term receivable from affiliate companies(2)	$9,625	$—	$9,625	$—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(1)	The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from affiliate companies and long-term receivable from affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 12: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2015, 2014 and 2013, were approximately $96, $101 and $97, respectively, which included a discretionary contribution of $14, $17, and $14, respectively.

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

Stock Plan

The Company has awarded shares of restricted stock and restricted stock units to its employees, officers and directors. The restriction lapses in two or three equal tranches, over the requisite service periods, of one, two and three years from the grant date. The Company has also awarded stock options to its officers and directors only, based on service conditions, which vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option expires seven years after its grant date. Please refer to Note 2(s).

On December 11, 2013, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vested all at once upon achievement of the internal performance criteria and completion of a service period on April 30, 2015. As of December 31, 2014, the Company determined that the performance criteria of these awards were provisionally met and recognized a compensation expense of $3,753.

On December 15, 2014, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vest all at once upon achievement of the internal performance criteria and completion of a service period on June 2, 2016. As of December 31, 2015, the Company determined that it is probable that the performance criteria of these awards would be met and recognized a compensation expense of $2,615.

During the year ended December 31, 2015, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The fair value of all stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•	Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised during each of the years ended December 31, 2014 (143,189), 2013 (153,556), 2012 (29,251), 2011 (130,578) and 2010 (130,577) was small in relation to the total number of options granted. No stock options were exercised during the year ended December 31, 2015. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

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

•	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the stock option awards. The final expected volatility estimate, which equals the historical estimate, for the service conditions option awards is 55.17%, 47.06% and 42.62% for 2015, 2014 and 2013, respectively, and for the performance conditions option awards is 58.78% and 41.48% for 2014 and 2013, respectively.

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend increases and the market price of our stock.

•	Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. For the service conditions option awards, the 4.5 year yield-to-maturity rate as of the grant date is 1.46%, 1.44% and 1.28% for 2015, 2014 and 2013, respectively. For the performance conditions option awards, the one year yield-to-maturity rate as of the grant date is 0.22% and 0.13% for 2014 and 2013, respectively.

The fair value of restricted stock and restricted stock unit grants excludes dividends to which holders of restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted stock and restricted stock units grant is $0 for 2015 and $0.06 per quarter for 2014 and 2013.

The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2015 was $0.55 and $1.20, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2014 was $1.14, $3.64 and $3.64, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2013 was $2.11, $8.63 and $8.63, respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $5,591, $7,719 and $5,021 for the years ended December 31, 2015, 2014 and 2013, respectively and

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

it was reflected in general and administrative expenses on the consolidated statements of comprehensive (loss)/income. The recognized compensation expense for the year is presented as adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Options
Outstanding as of December 31, 2012	4,617,777	4.93	5.42	7,981
Vested at December 31, 2012	901,520	—	—	—
Exercisable at December 31, 2012	841,644	—	—	—
Exercised	(153,556)	—	—	(216)
Granted	674,809	8.63	—	1,444
Outstanding as of December 31, 2013	5,139,030	5.50	4.81	9,209
Vested at December 31, 2013	911,493	—	—	—
Exercisable at December 31, 2013	753,562	—	—	—
Exercised	(143,189)	—	—	(273)
Forfeited or expired	(314,250)	—	—	(1,610)
Granted	1,123,003	3.64	—	1,084
Outstanding as of December 31, 2014	5,804,594	4.57	4.64	8,410
Vested at December 31, 2014	1,643,665	—	—	—
Exercisable at December 31, 2014	1,500,476	—	—	—
Forfeited or expired	(159,828)	—	—	(193)
Granted	1,000,000	1.2	—	552
Outstanding as of December 31, 2015	6,644,766	4,09	4.23	8,769
Restricted stock and restricted stock units
Non Vested as of December 31, 2012	1,556,192	—	1.81	5,908
Granted	886,437	—	—	7,650
Vested	(546,194)	—	—	(2,287)
Forfeited or expired	(12,452)	—	—	(51)
Non Vested as of December 31, 2013	1,883,983	—	1.40	11,220
Granted	1,175,353	—	—	4,278
Vested	(1,058,903)	—	—	(4,580)
Forfeited or expired	(3,089)	—	—	(19)
Non Vested as of December 31, 2014	1,997,344	—	2.00	10,899
Granted	2,540,000	—	—	3,048
Vested	(812,847)	—	—	(5,746)
Forfeited or expired	(3,538)	—	—	(15)
Non Vested as of December 31, 2015	3,720,959	$—	2.45	$8,186

The estimated compensation cost relating to service conditions of non-vested (i) stock options and (ii) restricted stock and restricted stock unit awards, not yet recognized was $877 and $4,434, respectively, as of December 31, 2015 and is expected to be recognized over the weighted average period of 3.73 years.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: COMMITMENTS AND CONTINGENCIES

As of December 31, 2015, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2014: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2017.

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

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2026.

As of December 31, 2015, the Company had future remaining contractual deposits for two newbuilding owned vessels, which were delivered in January 2016, of $58,660. As of December 31, 2015, Navios Logistics had obligations related to the acquisition of three new pushboats, the expansion of its dry port facility and the remaining installments for the acquisition of the chartered-in fleet consisting of one pushboat and three liquid barges of $11,557, $93,976 and $3,825, respectively, until December 31, 2016.

NOTE 14: LEASES

Chartered-in vessels, barges, pushboats and office space:

As of December 31, 2015, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges, pushboats and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2016	$92,811	$8,383	$3,086
2017	84,619	23,013	2,721
2018	79,137	23,433	1,770
2019	71,460	23,433	864
2020	60,039	23,497	104
2021 and thereafter	77,171	101,109	—

Total	$465,237	$202,868	$8,545

Charter hire expense for Navios Holdings chartered-in vessels amounted to $136,920, $111,337 and $116,962, for each of the years ended December 31, 2015, 2014 and 2013, respectively. Charter hire expense for logistics business chartered-in vessels amounted to $1,307, $2,468 and $1,286, for each of the years ended December 31, 2015, 2014 and 2013, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Rent expense for office space amounted to $2,508, $2,804, and $2,899 for each of the years ended December 31, 2015, 2014 and 2013, respectively. The Company leases office space at 825 3rd Avenue, New York, New York, pursuant to a lease that expires in April 2019. The Company also leases office space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019. The Company also leases office space in Monaco pursuant to a lease that expires in June 2018. The Company also leases office space in Antwerp, Belgium pursuant to a lease that expires in 2019.

Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire on various dates through 2020. The above table incorporates the lease commitments on all offices as disclosed above.

Chartered-out vessels, barges and pushboats:

The future minimum revenue, net of commissions, (i) for dry bulk vessels, expected to be earned on non-cancelable time charters and (ii) for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports, are as follows:

	Dry bulk vessels	Logistics business
2016	$88,724	$148,102
2017	17,691	57,771
2018	10,715	23,235
2019	10,715	22,515
2020	9,893	11,088

Total minimum revenue, net of commissions	$137,738	$262,711

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 15: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €943 (approximately $1,046) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the years ended December 31, 2015, 2014 and 2013 were $6, $2 and $41, respectively. Included in the trade accounts payable at December 31, 2015 and 2014 was an amount due to Acropolis of $76 and $78, respectively.

Vessels charter hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In February 2012, the Company chartered-in from Navios Partners the Navios Apollon, a 2000-built Ultra-Handymax vessel. The term of this charter was approximately two years at a net daily rate of $12.5 for the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

first year and $13.5 for the second year, plus 50/50 profit sharing based on actual earnings. In January 2014, the Company extended this charter for approximately six months at a net daily rate of $13.5 plus 50/50 profit sharing based on actual earnings and in October 2014, the Company further extended this charter for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Apollon to Navios Partners.

In May 2012, the Company chartered-in from Navios Partners the Navios Prosperity, a 2007-built Panamax vessel. The term of this charter was approximately one year with two six-month extension options granted to the Company at a net daily rate of $12.0 plus profit sharing. In April 2014, the Company extended this charter for approximately one year and the owners received 100% of the first $1.5 in profits above the base rate, and thereafter all profits were split 50/50 to each party. Effective from March 5, 2015, Navios Holdings and Navios Partners entered into a novation agreement with the respective owners of Navios Prosperity whereby the rights to the time charter contracts of the Navios Prosperity were transferred to Navios Holdings. On July 2, 2015, Navios Prosperity was redelivered to headowners.

In September 2012, the Company chartered-in from Navios Partners the Navios Libra II, a 1995-built Panamax vessel. The term of this charter was approximately three years at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Libra II to Navios Partners.

In May 2013, the Company chartered-in from Navios Partners the Navios Felicity, a 1997-built Panamax vessel. The term of this charter was approximately one year, at a net daily rate of $12.0 plus profit sharing, with two six-month extension options granted to the Company. The owners will receive 100% of the first $1.5 in profits above the base rate, and thereafter all profits will be split 50/50 to each party. In February 2014, the Company exercised its first option to extend this charter, and in August 2014, the Company exercised its second option. In April 2015, this charter was further extended for approximately one year at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings, at the end of the period. Any adjustment by the charterers for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Felicity to Navios Partners.

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

In July 2013, the Company chartered-in from Navios Partners the Navios Hope, a 2005-built Panamax vessel. The term of this charter was approximately one year at a net daily rate of $10.0. In December 2013, the Company extended this charter for approximately six months, and in January 2015, the Company extended this charter for approximately one year at a net daily rate of $10.0 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, the Company redelivered Navios Hope to Navios Partners.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In July 2013, the Company chartered-in from Navios Partners the Navios Pollux, a 2009-built Capesize vessel, under a voyage charter which was completed in August 2013. In August 2014, the Company chartered-in the Navios Pollux, for approximately three months at a net daily rate of $21.3. The contract was completed in November 2014. In February 2015, the Company chartered-in the Navios Pollux, for approximately one year at a daily rate of $11.4 net per day plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In February 2016, the Company redelivered Navios Pollux to Navios Partners.

In March 2015, the Company chartered-in from Navios Partners the Navios Gemini, a 1994-built Panamax vessel. The term of this charter is approximately nine months at a net daily rate of $7.6 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In January 2016, the Company redelivered Navios Gemini to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Fantastiks, a 2005-built Capesize vessel. The terms of this charter is approximately ten months at a net daily rate of $12.5 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In April 2016, the Company redelivered Navios Fantastiks to Navios Partners.

In April 2015, the Company chartered-in from Navios Partners the Navios Sun, the Navios Orbiter, the Navios Soleil, the Navios Alegria, the Navios Harmony and the Navios Hyperion. The terms of these charters are at a net daily rate of $12.0 plus 50/50 profit sharing based on actual earnings. Any adjustment by the Company for hire expense/loss will be settled accordingly at the end of the charter period. In December 2015, in January 2016 and in April 2016, the Company redelivered all these vessels to Navios Partners.

Total charter hire expense for all vessels for the years ended December 31, 2015, 2014 and 2013 was $39,727, $28,162 and $22,386, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. The daily fees were $4.7 per owned Ultra Handymax vessel, $4.6 per owned Panamax vessel and $5.7 per owned Capesize vessel until December 31, 2013. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014, and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In January 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the years ended December 31, 2015, 2014 and 2013 amounted to $56,504, $50,359 and $36,173, respectively, and are presented net under the caption “Direct vessel expenses”.

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

Effective March 30, 2012, Navios Acquisition can, upon request to Navios Holdings, partially or fully defer the reimbursement of drydocking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Commencing September 28, 2012, Navios Acquisition can, upon request, reimburse Navios Holdings partially or fully for any fixed management fees outstanding for a period of not more than nine months under the management agreement at a later date, but not later than January 5, 2016, and if reimbursed on a later date, such amounts will bear interest at a rate of 1% per annum over LIBOR. Total management fees for the years ended December 31, 2015, 2014 and 2013 amounted to $95,336, $95,827 and $71,392, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2015, 2014 and 2013 amounted to $20,383, $20,098 and $645, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel effective through November 18, 2016. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2015 and 2014 amounted to $17,613 and $1,672, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2015 amounted to $9,581, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2015, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2015, the fair value of the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

claim was estimated at $18,851 and was recorded as “Other expense”, in the consolidated statement of comprehensive (loss)/ income and in “Accrued expenses and other liabilities” and “Other long-term liabilities and deferred income” in the consolidated balance sheet.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the years ended December 31, 2015, 2014 and 2013 amounted to $6,205, $6,090 and $4,366, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2015, 2014 and 2013 amounted to $7,608, $7,314 and $3,477, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2015, 2014 and 2013 amounted to $760, $760 and $740, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2015, 2014 and 2013 amounted to $800, $800 and $25, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2015 and 2014 amounted to $1,014 and $96, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2015, amounted to $550.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due from affiliates as of December 31, 2015 amounted to $8,887 (December 31, 2014: $33,400) and the non-current amount amounted to $0 (December 31, 2014: $9,625).

Balance due to affiliates (excluding Navios Europe I and Navios Europe II) as of December 31, 2015 amounted to $17,791 (December 31, 2014: $0).

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

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2015, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2015 and 2014, the unamortized deferred gain for all vessels and rights sold totaled $13,680 and $16,301, respectively. For the years ended December 31, 2015, 2014 and 2013, Navios Holdings recognized $2,621, $5,278 and $6,881 of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 8 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units.

The Navios Acquisition Credit Facilities:

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200,000 for general corporate purposes. The facility provided for an arrangement fee of $4,000, and bore fixed interest of 600 bps. All amounts drawn under this facility were fully repaid by the maturity date of December 29, 2014.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of LIBOR plus 300 basis points. As of its maturity date, December 31, 2015, all amounts drawn have been fully repaid and there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date is January 2, 2017. As of December 31, 2015, there was no outstanding amount under this facility.

Balance due from Navios Europe I: Balance due from Navios Europe I as of December 31, 2015 amounted to $1,609 (December 31, 2014: $4,087) which included the net current amount of $211 (December 31, 2014: $3,421) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 8) and other expenses and the non-current amount of $1,398 (December 31, 2014: $666) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 8).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015 and 2014, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $7,125, under the caption “Loan receivable from affiliate companies”. As of December 31, 2015, the amount undrawn under the Revolving Loans I was $9,100, of which Navios Holdings is committed to fund $4,323.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2015, amounted to $4,196 (December 31, 2014: $0), which included the current amount of $3,571 (December 31, 2014: $0), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 8) and other expenses and the non-current amount of $625 (December 31, 2014: $0) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 8).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2015, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $7,327 (December 31, 2014: $0), under the caption “Loan receivable from affiliate companies.” As of December 31, 2015, the amount undrawn from the Revolving Loans II was $23,075, of which Navios Holdings is committed to fund $10,961.

NOTE 16: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During 2015, pursuant to the stock plan approved by the Board of Directors, no options were exercised.

On December 11, 2015, pursuant to the stock plan approved by the Board of Directors, Navios Holdings granted to its employees 2,540,000 shares of restricted common stock and 1,000,000 stock options.

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

Vested, Surrendered and Forfeited

During 2015, 16,960 restricted stock units, issued to the Company’s employees in 2013 and 2012, vested.

During 2014, 41,748 restricted stock units, issued to the Company’s employees in 2013, 2012 and 2011, vested.

During the year ended December 31, 2015 and 2014, 9,319 and 24,248 restricted shares of common stock, respectively, were forfeited upon termination of employment.

As of December 31, 2015 and 2014, 159,828 and 314,250 stock options expired.

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

Conversion of Preferred Stock

During the year ended December 31, 2015, 1,134 shares of convertible preferred stock were automatically converted into 1,134,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms.

Navios Holdings had outstanding as of December 31, 2015 and 2014, 110,468,753 and 105,831,718 shares of common stock, respectively, and preferred stock 73,935 (20,000 Series G, 48,000 Series H and 5,935 shares of convertible preferred stock) and 75,069 (20,000 Series G, 48,000 Series H and 7,069 shares of convertible preferred stock), respectively.

Acquisition of Treasury Stock

In November 2015, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in the Company’s discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common stock or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on Series G and Series H, when payable, have been paid. As of December 31, 2015, 199,324 shares were repurchased under this program, for a total consideration of $252. In total, up until February 2016, 1,147,908 common stock were repurchased under this program, for $1,071. Since that time, this program has been suspended by the Company.

NOTE 17: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013
Interest expense	$108,488	$109,550	$105,421
Amortization and write-off of deferred financing costs	4,524	4,061	5,384
Other	139	49	—

Interest expense and finance cost	$113,151	$113,660	$110,805

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

The Company measures segment performance based on net income/(loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2015	Logistics Business for the Year Ended December 31, 2015	Total for the Year Ended December 31, 2015
Revenue	$229,772	$251,048	$480,820
Administrative fee revenue from affiliates	16,177	—	16,177
Interest income	1,801	569	2,370
Interest expense and finance cost	(86,069)	(27,082)	(113,151)
Depreciation and amortization	(92,341)	(27,969)	(120,310)
Equity in net earnings of affiliated companies	61,484	—	61,484
Net (loss)/ income attributable to Navios Holdings common stockholders	(148,306)	14,194	(134,112)
Total assets	2,359,299	599,514	2,958,813
Goodwill	56,240	104,096	160,336
Capital expenditures	(7,882)	(27,039)	(34,921)
Investment in affiliates	381,746	—	381,746
Cash and cash equivalents	81,905	81,507	163,412
Restricted cash	13,480	—	13,480
Long-term debt, net (including current and noncurrent portion)	$1,213,740	$367,568	$1,581,308

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2014	Logistics Business for the Year Ended December 31, 2014	Total for the Year Ended December 31, 2014
Revenue	$300,242	$268,774	$569,016
Administrative fee revenue from affiliates	14,300	—	14,300
Interest income	5,224	291	5,515
Interest expense and finance cost	(85,823)	(27,837)	(113,660)
Depreciation and amortization	(79,603)	(25,087)	(104,690)
Equity in net earnings of affiliated companies	57,751	—	57,751
Net loss attributable to Navios Holdings common stockholders	(45,541)	(10,662)	(56,203)
Total assets	2,525,103	602,594	3,127,697
Goodwill	56,240	104,096	160,336
Capital expenditures	(145,840)	(91,658)	(237,498)
Investment in affiliates	344,453	—	344,453
Cash and cash equivalents	175,625	71,931	247,556
Restricted cash	2,564	—	2,564
Long-term debt, net (including current and noncurrent portion)	$1,246,181	$366,709	$1,612,890

	Dry Bulk Vessel Operations for the Year Ended December 31, 2013	Logistics Business for the Year Ended December 31, 2013	Total for the Year Ended December 31, 2013
Revenue	$275,195	$237,084	$512,279
Administrative fee revenue from affiliates	7,868	—	7,868
Interest income	2,080	219	2,299
Interest expense and finance cost	(85,657)	(25,148)	(110,805)
Depreciation and amortization	(74,770)	(23,354)	(98,124)
Equity in net earnings of affiliated companies	19,344	—	19,344
Net income attributable to Navios Holdings common stockholders	(115,264)	6,201	(109,063)
Total assets	2,366,212	520,241	2,886,453
Goodwill	56,240	104,096	160,336
Capital expenditures	(86,538)	(59,396)	(145,934)
Investment in affiliates	335,303	—	335,303
Cash and cash equivalents	101,263	86,568	187,831
Restricted cash	2,041	—	2,041
Long-term debt, net (including current and noncurrent portion)	$1,192,442	$285,647	$1,478,089

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

Revenues from specific geographic regions which contribute over 10% of revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
North America	$22,317	$30,299	$17,487
Europe	109,347	173,100	141,464
Asia	87,658	84,766	99,636
South America	253,746	275,327	241,852
Other	7,752	5,524	11,840

Total	$480,820	$569,016	$512,279

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $1,423,147 and $1,486,486 at December 31, 2015 and 2014, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics Business amounted to $468,842 and $462,986 at December 31, 2015 and 2014, respectively.

NOTE 19: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss by the weighted average number of shares of Navios Holdings outstanding during the period.

For the year ended December 31, 2015, 1,698,569 potential common shares and 6,522,556 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Year ended December 31, 2015	Year ended December 31, 2014	Year ended December 31, 2013
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(134,112)	$(56,203)	$(109,063)
Less:
Dividend on Preferred Stock and on unvested restricted shares	(16,202)	(10,773)	(1,927)

Loss available to Navios Holdings common stockholders, basic and diluted	$(150,314)	$(66,976)	$(110,990)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings stockholders — adjusted weighted shares	105,896,235	103,476,614	101,854,415

Basic and diluted net loss per share attributable to Navios Holdings stockholders	$(1.42)	$(0.65)	$(1.09)

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

Pursuant to Section 883 of the Internal Revenue Code of the United States (the “Code”), U.S. source income from the international operation of ships is generally exempt from U.S. federal income tax if the company that is treated for U.S. federal income tax purposes as earning such income meets certain requirements set forth in Section 883 of the Code and the U.S. Treasury regulations thereunder. Among other things, in order to qualify for this exemption, each relevant company must be incorporated in a country outside the United States which grants an “equivalent exemption” from income taxes to U.S. corporations. In addition, either (i) the stock of each relevant company must be treated under Section 883 of the Code and the U.S. Treasury regulations thereunder as “primarily traded” and “regularly traded” on an “established securities market” in the United States or in another country that grants an “equivalent exemption” or (ii) more than 50% of the value of the stock of each relevant company must be owned, directly or indirectly, by (a) individuals who are residents in countries that grant an “equivalent exemption,” (b) foreign corporations organized in countries that grant an “equivalent exemption” and that meet the test described in (i) and/or (c) certain other shareholders described in Section 883 of the Code and the U.S. Treasury regulations thereunder. The management of the Company believes that the Company and each of its relevant subsidiaries qualifies for the tax exemption under Section 883 of the Code, provided that the Company’s common stock continues to be listed on the NYSE and represents more than 50% of the total combined voting power of all classes of the Company’s stock entitled to vote and of the total value of the Company’s stock, and less than 50% of the Company’s common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5% or more of the vote and value of the Company’s common stock, but no assurance can be given that the Company will satisfy these requirements or qualify for this exemption.

The tax benefit/ (expense) reflected in the Company’s consolidated financial statements for the years ended December 31, 2015, 2014 and 2013 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

Corporacion Navios S.A. (“CNSA”) is located in a tax free zone and is not liable to income or other tax. Navios Logistics’ operations in Uruguay are exempted from income taxes.

Income tax liabilities of the Argentinean companies for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year, local companies in Argentina have to calculate an assets tax (“Impuesto a la Ganancia Minima Presunta” or Minimum Presumed Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Alternative Minimum Tax. However, if the Alternative Minimum Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Alternative Minimum Tax that may arise in the next ten fiscal years.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2015 (5.0% and 4.9% for 2014 and 2013, respectively).

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

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2015.

During the year ended December 31, 2013, Navios Logistics decided to merge certain subsidiaries in Paraguay. As a result of the merger, Navios Logistics distributed specifically identified earnings, which were offset by retained net losses of $43,475. Navios Logistics’ decision to merge the subsidiaries resulted in a one-off income tax benefit in deferred income tax of $4,333 in 2013.

The Company’s deferred taxes as of December 31, 2015 and 2014, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with the Horamar do Brasil acquisition.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 22: INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”), and during the year ended December 31, 2015, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were valued at fair value upon the day of issuance. As of December 31, 2015 and 2014, the Company retained a total of 344,649 and 314,077 KLC and STX shares, respectively.

The shares received from KLC and STX were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). The Company has no other types of available-for-sale securities.

As of December 31, 2015 and 2014, the carrying amount of the available-for-sale securities related to KLC and STX was $5,173 and $6,701, respectively. The unrealized holding losses related to these AFS Securities included in “Accumulated other comprehensive loss” were $445, $578 and $11,172 as of December 31, 2015, 2014 and 2013, respectively. As of September 30, 2015 and June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $1,783 and $11,553, respectively. The respective loss was included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/ income/. There were no OTTI losses recognized during the year ended December 31, 2013.

NOTE 23: OTHER INCOME – OTHER EXPENSE

During the year ended December 31, 2013, the Company received shares of KLC as discussed in Note 22 above, which were valued at fair value upon the day of issuance. As a result of the valuation of the KLC shares and settlement in full of KLC’s claims, the Company also recorded income of $14,995 in the statement of comprehensive (loss)/income within the caption “Other income”.

As of March 25, 2014, the Company terminated the amended credit default insurance policy, it had in place with a credit default insurer. In connection with the termination, Navios Holdings received compensation of $4,044. From the total compensation, $3,551 was recorded immediately in the statement of other comprehensive (loss)/income within the caption “Other income” and the remaining amount within the caption “Revenue”, representing reimbursements for insurance claims submitted for the period prior to the date of the termination of the credit default insurance policy. The Company has no future requirement to repay any of the lump sum cash payment back to the insurance company or provide any further services.

In May 2014, Navios Holdings received cash compensation of $7,203 from the sale of a defaulted counterparty claim to an unrelated third party. Navios Holdings has no continuing obligation to provide any further services to the counterparty and has therefore recognized the entire compensation received immediately in the statement of comprehensive (loss)/income within the caption of “Other income”.

See also Note 15, for details on the claim submitted under Navios Partners Guarantee.

During the years ended December 31, 2015, 2014 and 2013, taxes other than income taxes of Navios Logistics amounted to $11,976, $9,275 and $7,912, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other expense”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 24: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes, are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

The Company revised the classification of certain amounts in its consolidated balance sheet, for the year ended December 31, 2014. See Note 2(a) “Change in Accounting Principle” for amounts reclassified.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the year ended December 31, 2015
Revenue	$—	$229,772	$251,048	$—	$480,820
Administrative fee revenue from affiliates	—	16,177	—	—	16,177
Time charter, voyage and logistics business expenses	—	(177,507)	(70,375)	—	(247,882)
Direct vessel expenses	—	(46,142)	(82,026)	—	(128,168)
General and administrative expenses incurred on behalf of affiliates	—	(16,177)	—	—	(16,177)
General and administrative expenses	(7,435)	(12,740)	(14,008)	—	(34,183)
Depreciation and amortization	(2,769)	(89,572)	(27,969)	—	(120,310)
Interest expense and finance cost, net	(72,924)	(11,344)	(26,513)	—	(110,781)
Other expense, net	(60)	(18,671)	(11,470)	—	(30,201)

Loss before equity in net earnings of affiliated companies	(83,188)	(126,204)	18,687	—	(190,705)
Loss from subsidiaries	(105,102)	14,194	—	90,908	—
Equity in net earnings of affiliated companies	54,178	5,326	1,980	—	61,484

Loss before taxes	(134,112)	(106,684)	20,667	90,908	(129,221)
Income tax benefit/ (expense)	—	(397)	3,551	—	3,154

Net loss	(134,112)	(107,081)	24,218	90,908	(126,067)
Less: Net income attributable to the noncontrolling interest	—	—	(8,045)	—	(8,045)

Net loss attributable to Navios Holdings common stockholders	$(134,112)	$(107,081)	$16,173	$90,908	$(134,112)

Other Comprehensive income
Unrealized holding loss on investments in available-for-sale securities	$(1,649)	$(1,649)	$—	$1,649	$(1,649)
Reclassification to earnings	1,782	1,782	—	(1,782)	1,782

Total other comprehensive income	$133	$133	$—	$(133)	$133

Total comprehensive loss	$(133,979)	$(106,948)	$24,218	$90,775	$(125,934)
Comprehensive (income)/loss attributable to noncontrolling interest	—	—	(8,045)	—	(8,045)

Total comprehensive loss attributable to Navios Holdings common stockholders	$(133,979)	$(106,948)	$16,173	$90,775	$(133,979)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the year ended December 31, 2014
Revenue	$—	$300,242	$268,774	$—	$569,016
Administrative fee revenue from affiliates	—	14,300	—	—	14,300
Time charter, voyage and logistics business expenses	—	(157,640)	(105,664)	—	(263,304)
Direct vessel expenses	—	(52,039)	(78,025)	—	(130,064)
General and administrative expenses incurred on behalf of affiliates	—	(14,300)	—	—	(14,300)
General and administrative expenses	(10,343)	(20,483)	(14,764)	—	(45,590)
Depreciation and amortization	(2,811)	(76,792)	(25,087)	—	(104,690)
Interest expense and finance cost, net	(73,272)	(7,327)	(27,546)	—	(108,145)
Loss on bond extinguishment	—	—	(27,281)	—	(27,281)
Other income/(expense), net	72	(2,357)	(7,388)	—	(9,673)

Loss before equity in net earnings of affiliated companies	(86,354)	(16,396)	(16,981)	—	(119,731)
Loss from subsidiaries	(17,418)	(10,662)	—	28,080	—
Equity in net earnings of affiliated companies	47,569	6,555	3,627	—	57,751

Loss before taxes	(56,203)	(20,503)	(13,354)	28,080	(61,980)
Income tax (expense)/benefit	—	(360)	276	—	(84)

Net loss	(56,203)	(20,863)	(13,078)	28,080	(62,064)
Less: Net (income)/loss attributable to the noncontrolling interest	—	(182)	6,043	—	5,861

Net loss attributable to Navios Holdings common stockholders	$(56,203)	$(21,045)	$(7,035)	$28,080	$(56,203)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(959)	$(959)	$—	$959	$(959)
Reclassification to earnings	11,553	11,553	—	(11,553)	11,553

Total other comprehensive income	$10,594	$10,594	$—	$(10,594)	$10,594

Total comprehensive loss	$(45,609)	$(10,269)	$(13,078)	$17,486	$(51,470)
Comprehensive (income)/loss attributable to noncontrolling interest	—	(182)	6,043	—	5,861

Total comprehensive loss attributable to Navios Holdings common stockholders	$(45,609)	$(10,451)	$(7,035)	$17,486	$(45,609)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the year ended December 31, 2013
Revenue	$—	$275,195	$237,084	$—	$512,279
Administrative fee revenue from affiliates	—	7,868	—	—	7,868
Time charter, voyage and logistics business expenses	—	(159,225)	(85,187)	—	(244,412)
Direct vessel expenses	—	(37,969)	(76,105)	—	(114,074)
General and administrative expenses incurred on behalf of affiliates	—	(7,868)	—	—	(7,868)
General and administrative expenses	(8,261)	(21,756)	(14,617)	—	(44,634)
Depreciation and amortization	(2,811)	(71,959)	(23,354)	—	(98,124)
Interest expense and finance cost, net	(76,227)	(7,350)	(24,929)	—	(108,506)
Loss on bond and debt extinguishment	(37,136)	—	—	—	(37,136)
Loss on derivatives	—	(260)	—	—	(260)
Gain on sale of assets	—	—	18	—	18
Other income/(expense), net	10	13,578	(7,634)	—	5,954

(Loss)/income before equity in net earnings of affiliated companies	(124,425)	(9,746)	5,276	—	(128,895)
Income from subsidiaries	6,320	6,202	—	(12,522)	—
Equity in net earnings of affiliated companies	9,042	7,245	3,057	—	19,344

(Loss)/income before taxes	(109,063)	3,701	8,333	(12,522)	(109,551)
Income tax (expense)/benefit	—	(294)	4,554	—	4,260

Net (loss)/income	(109,063)	3,407	12,887	(12,522)	(105,291)
Less: Net income attributable to the noncontrolling interest	—	(145)	(3,627)	—	(3,772)

Net (loss)/income attributable to Navios Holdings common stockholders	$(109,063)	$3,262	$9,260	$(12,522)	$(109,063)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(10,614)	$(10,614)	$—	$10,614	$(10,614)

Total other comprehensive loss	$(10,614)	$(10,614)	$—	$10,614	$(10,614)

Total comprehensive (loss)/income	$(119,677)	$(7,207)	$12,887	$(1,908)	$(115,905)
Comprehensive income attributable to noncontrolling interest	—	(145)	(3,627)	—	(3,772)

Total comprehensive (loss)/income attributable to Navios Holdings common stockholders	$(119,677)	$(7,352)	$9,260	$(1,908)	$(119,677)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$34,152	$47,753	$81,507	$—	$163,412
Restricted cash	—	13,480	—	—	13,480
Accounts receivable, net	—	38,716	26,097	—	64,813
Intercompany receivables	10,360	38,108	74,573	(123,041)	—
Due from affiliate companies	4,833	7,836	—	—	12,669
Prepaid expenses and other current assets	3	36,580	12,002	—	48,585

Total current assets	49,348	182,473	194,179	(123,041)	302,959

Deposits for vessels, port terminals and other fixed assets	—	29,695	44,254	—	73,949
Vessels, port terminals and other fixed assets, net	—	1,396,101	427,860	—	1,823,961
Investments in subsidiaries	1,636,433	285,726	—	(1,922,159)	—
Investments in available-for-sale securities	—	5,173	—	—	5,173
Investments in affiliates	356,797	13,028	11,921	—	381,746
Loan receivable from affiliate companies	—	16,474	—	—	16,474
Other long-term assets	—	21,325	22,433	—	43,758
Goodwill and other intangibles	86,793	52,829	171,171	—	310,793

Total non-current assets	2,080,023	1,820,351	677,639	(1,922,159)	2,655,854

Total assets	$2,129,371	$2,002,824	$871,818	$(2,045,200)	$2,958,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$363	$45,913	$26,329	$—	$72,605
Accrued expenses and other liabilities (including related party)	33,244	54,451	15,400	—	103,095
Deferred income and cash received in advance	—	6,267	7,225	—	13,492
Intercompany payables	123,041	—	—	(123,041)	—
Due to affiliate companies	—	17,791	—	—	17,791
Current portion of capital lease obligations	—	—	2,929	—	2,929
Current portion of long-term debt	—	16,875	69	—	16,944

Total current liabilities	156,648	141,297	51,952	(123,041)	226,856

Long-term debt, net of current portion	983,763	213,102	367,499	—	1,564,364
Capital lease obligations, net of current portion	—	—	17,720	—	17,720
Unfavorable lease terms	—	7,526	—	—	7,526
Other long-term liabilities (including related party) and deferred income	—	19,360	1,518	—	20,878
Deferred tax liability	—	—	10,917	—	10,917

Total non-current liabilities	983,763	239,988	397,654	—	1,621,405

Total liabilities	1,140,411	381,285	449,606	(123,041)	1,848,261

Noncontrolling interest	—	—	121,592	—	121,592
Total Navios Holdings stockholders’ equity	988,960	1,621,539	300,620	(1,922,159)	988,960

Total liabilities and stockholders’ equity	$2,129,371	$2,002,824	$871,818	$(2,045,200)	$2,958,813

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$98,539	$77,085	$71,932	$—	$247,556
Restricted cash	—	2,564	—	—	2,564
Accounts receivable, net	—	56,265	29,316	—	85,581
Intercompany receivables	23,567	—	71,442	(95,009)	—
Due from affiliate companies	4,638	22,558	—	—	27,196
Prepaid expenses and other current assets	2	31,179	23,053	—	54,234

Total current assets	126,746	189,651	195,743	(95,009)	417,131

Deposits for vessels, port terminals and other fixed assets	—	22,140	23,225	—	45,365
Vessels, port terminals and other fixed assets, net	—	1,467,518	443,625	—	1,911,143
Investments in subsidiaries	1,622,239	271,532	—	(1,893,771)	—
Investments in available-for-sale securities	—	6,701	—	—	6,701
Investments in affiliates	331,130	548	12,775	—	344,453
Long-term receivable from affiliate companies	—	9,625	—	—	9,625
Loan receivable from affiliate companies	—	7,791	—	—	7,791
Other long-term assets	—	6,920	28,740	—	35,660
Goodwill and other intangibles	89,562	85,273	174,993	—	349,828

Total non-current assets	2,042,931	1,878,048	683,358	(1,893,771)	2,710,566

Total assets	$2,169,677	$2,067,699	$879,101	$(1,988,780)	$3,127,697

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$591	$18,399	$34,847	$—	$53,837
Accrued expenses and other liabilities	33,099	49,363	24,858	—	107,320
Deferred income and cash received in advance	—	6,263	6,182	—	12,445
Intercompany payables	—	93,226	1,783	(95,009)	—
Current portion of capital lease obligations	—	—	1,449	—	1,449
Current portion of long-term debt	—	23,214	69	—	23,283

Total current liabilities	33,690	190,465	69,188	(95,009)	198,334

Long-term debt, net of current portion	983,024	231,193	375,390	—	1,589,607
Capital lease obligations, net of current portion	—	—	20,911	—	20,911
Unfavorable lease terms	—	22,141	—	—	22,141
Other long-term liabilities and deferred income	—	14,574	2,885	—	17,459
Deferred tax liability	—	—	12,735	—	12,735

Total non-current liabilities	983,024	267,908	411,921	—	1,662,853

Total liabilities	1,016,714	458,373	481,109	(95,009)	1,861,187

Noncontrolling interest	—	—	113,547	—	113,547
Total Navios Holdings stockholders’ equity	1,152,963	1,609,326	284,445	(1,893,771)	1,152,963

Total liabilities and stockholders’ equity	$2,169,677	$2,067,699	$879,101	$(1,988,780)	$3,127,697

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(49,544)	$48,038	$44,984	$—	$43,478

Cash flows from investing activities
Acquisition of investments in affiliates	(14,668)	(6,650)	(1,528)	—	(22,846)
Loan to affiliate company	—	(7,327)	—	—	(7,327)
Decrease in long-term receivable from affiliate companies	—	10,351	—	—	10,351
Dividends from affiliate companies	18,244	—	—	—	18,244
Deposits for vessels, port terminals and other fixed assets	—	(7,555)	(19,158)	—	(26,713)
Purchase of property, equipment and other fixed assets	—	(327)	(7,881)	—	(8,208)

Net cash provided by/(used in) in investing activities	3,576	(11,508)	(28,567)	—	(36,499)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	17,183	(18,711)	1,528	—	—
Debt issuance costs	—	(50)	—	—	(50)
Repayment of long-term debt and payment of principal	—	(35,987)	(69)	—	(36,056)
Acquisition of treasury stock	(252)	—	—	—	(252)
Dividends paid	(35,350)	—	—	—	(35,350)
Increase in restricted cash	—	(11,114)	—	—	(11,114)
Payment for acquisition of intangible asset	—	—	(6,800)	—	(6,800)
Payments of obligations under capital leases	—	—	(1,501)	—	(1,501)

Net cash used in financing activities	(18,419)	(65,862)	(6,842)	—	(91,123)

Increase/(decrease) in cash and cash equivalents	(64,387)	(29,332)	9,575	—	(84,144)

Cash and cash equivalents, beginning of year	98,539	77,085	71,932	—	247,556

Cash and cash equivalents, end of year	$34,152	$47,753	$81,507	$—	$163,412

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(9,357)	$52,664	$13,016	$—	$56,323

Cash flows from investing activities
Acquisition of investments in affiliates	—	—	(2,233)	—	(2,233)
Loan to affiliate company	—	(4,465)	—	—	(4,465)
Increase in long-term receivable from affiliate companies	—	(5,087)	—	—	(5,087)
Dividends from affiliate companies	14,595	—	—	—	14,595
Deposits for vessels, port terminals and other fixed assets	—	(22,112)	(23,225)	—	(45,337)
Acquisition of intangible assets	—	—	(10,200)	—	(10,200)
Acquisition of vessels	—	(123,541)	—	—	(123,541)
Purchase of property, equipment and other fixed assets	(15)	(172)	(68,433)	—	(68,620)

Net cash provided by/(used in) in investing activities	14,580	(155,377)	(104,091)	—	(244,888)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(71,968)	69,731	2,237	—	—
Issuance of common stock	643	—	—	—	643
Net proceeds from issuance of preferred stock	163,602	—	—	—	163,602
Proceeds from long-term loans, net of debt issuance costs	—	71,027	—	—	71,027
Proceeds from issuance of senior notes, net of debt issuance costs	—	—	365,668	—	365,668
Repayment of long-term debt and payment of principal	—	(20,692)	(69)	—	(20,761)
Repayment of senior notes	—	—	(290,000)	—	(290,000)
Contribution from noncontrolling shareholders	—	3,484	—	—	3,484
Dividends paid	(32,730)	—	—	—	(32,730)
Increase in restricted cash	—	(355)	—	—	(355)
Acquisition of noncontrolling interest	—	(10,889)	—	—	(10,889)
Payments of obligations under capital leases	—	—	(1,399)	—	(1,399)

Net cash provided by financing activities	59,547	112,306	76,437	—	248,290

Increase/(decrease) in cash and cash equivalents	64,770	9,593	(14,638)	—	59,725

Cash and cash equivalents, beginning of year	33,769	67,492	86,570	—	187,831

Cash and cash equivalents, end of year	$98,539	$77,085	$71,932	$—	$247,556

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2013	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(58,695)	$105,317	$13,127	$—	$59,749

Cash flows from investing activities
Acquisition of investments in affiliates	(160,001)	(4,750)	(3,168)	—	(167,919)
Acquisition of intangible assets	—	—	(2,092)	—	(2,092)
(Increase)/decrease in long-term receivable from affiliate companies	(4,065)	18,973	—	—	14,908
Loan to affiliate company	—	(2,660)	—	—	(2,660)
Loan repayment from affiliate company	35,000	—	—	—	35,000
Dividends from affiliate companies	10,126	—	—	—	10,126
Deposits for vessels, port terminals and other fixed assets	—	—	(31,398)	—	(31,398)
Acquisition of vessels	—	(85,699)	—	—	(85,699)
Purchase of property, equipment and other fixed assets	—	(839)	(27,998)	—	(28,837)

Net cash used in investing activities	(118,940)	(74,975)	(64,656)	—	(258,571)

Cash flows from financing activities
Transfer from/(to) other group subsidiaries	42,562	(47,099)	4,537	—	—
Issuance of common stock	551	—	—	—	551
Proceeds from issuance of ship mortgage and senior notes including premium, net of debt issuance costs	635,291	—	90,195	—	725,486
Proceeds from long-term loans, net of debt issuance costs	—	50,345	—	—	50,345
Repayment of long-term debt and payment of principal	(46,086)	(111,073)	(69)	—	(157,228)
Repayment of ship mortgage notes	(488,000)	—	—	—	(488,000)
Contribution from noncontrolling shareholders	—	3,905	—	—	3,905
Acquisition of noncontrolling interest	—	—	(750)	—	(750)
Decrease in restricted cash	14,278	7,956	—	—	22,234
Payments of obligations under capital leases	—	—	(1,353)	—	(1,353)
Dividends paid	(26,405)	—	—	—	(26,405)

Net cash provided by/(used in) financing activities	132,191	(95,966)	92,560	—	128,785

(Decrease)/increase in cash and cash equivalents	(45,444)	(65,624)	41,031	—	(70,037)

Cash and cash equivalents, beginning of year	79,213	133,116	45,539	—	257,868

Cash and cash equivalents, end of year	$33,769	$67,492	$86,570	$—	$187,831

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 25: SUBSEQUENT EVENTS

a)	On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for a remaining purchase price of $58,660, of which $39,900 was financed through a new loan with DVB Bank, and the balance with available cash. See Note 8.

b)	In January 2016, the Company prepaid installments due in 2016 under certain of its senior secured credit facilities amounting to $5,931. See Note 8.

c)	On March 23, 2016, Navios Holdings received a dividend of $3,649 from Navios Acquisition for the fourth quarter of 2015.

d)	In March 2016, Navios Holdings entered into a $50,000 credit facility with Navios Acquisition which was available for multiple drawings up to a limit of $50,000. The facility had a margin of LIBOR plus 300 bps and a maturity until December 2018. On April 14, 2016, the facility was terminated. No borrowings had been made under the facility.

e)	On March 30, 2016, Navios Logistics received a message from Vale International stating that Vale International will not be performing the service contract entered into between CNSA and Vale International on September 27, 2013 for the iron ore port facility currently under construction in Nueva Palmira, Uruguay. While Navios Logistics believes that Vale International’s position is without merit and that the contract remains in force, no assurances can be provided that Vale International will finally perform the contract, failing which, Navios Logistics will take legal measures to enforce its entitlement to damages in accordance with the contract terms. If Vale International fails to perform the contract, there may be a significant impact on Navios Logistics’ business.