Form 20-F
period 2016-12-31
Navios Maritime Holdings Inc.
filed 2017-04-27
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

117,131,407 shares of common stock, 14,551 shares of Series G and 29,018 shares of Series H as of December 31, 2016

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “accelerated filer” and “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐                    Accelerated filer  ☒                    Non-accelerated filer  ☐

                                                                                                            Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, expectations of dividends, distributions from affiliates, the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”), changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the value of our publicly traded subsidiaries, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission, or the SEC. See also “Risk Factors” below.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 are derived from the consolidated financial statements of Navios Holdings. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2016, 2015 and 2014 and the selected consolidated balance sheet data as of December 31, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated statement of comprehensive (loss)/income data for the years ended

December 31, 2013 and 2012 and the selected consolidated balance sheet data as of December 31, 2014, 2013 and 2012 have been derived from our financial statements, which are not included in this document and are available at www.sec.gov. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Comprehensive (Loss)/Income Data
Revenue	$419,782	$480,820	$569,016	$512,279	$616,494
Administrative fee revenue from affiliates	21,799	16,177	14,300	7,868	5,994
Time charter, voyage and logistics business expenses	(175,072)	(247,882)	(263,304)	(244,412)	(269,279)
Direct vessel expenses	(127,396)	(128,168)	(130,064)	(114,074)	(117,790)
General and administrative expenses incurred on behalf of affiliates	(21,799)	(16,177)	(14,300)	(7,868)	(5,994)
General and administrative expenses	(25,295)	(34,183)	(45,590)	(44,634)	(51,331)
Depreciation and amortization	(113,825)	(120,310)	(104,690)	(98,124)	(108,206)
Provision for losses on accounts receivable	(1,304)	(59)	(792)	(630)	(17,136)
Interest income	4,947	2,370	5,515	2,299	2,717
Interest expense and finance cost	(113,639)	(113,151)	(113,660)	(110,805)	(106,196)
Loss on derivatives	—	—	—	(260)	(196)
Gain on sale of assets/partial sale of subsidiary	—	—	—	18	323
Gain/(Loss) on bond and debt extinguishment	29,187	—	(27,281)	(37,136)	—
Other income	18,175	4,840	15,639	17,031	189,239
Other expense	(11,665)	(34,982)	(24,520)	(10,447)	(10,993)

(Loss)/income before equity in net earnings of affiliated companies	$(96,105)	$(190,705)	$(119,731)	$(128,895)	$127,646
Equity/(Loss) in net earnings of affiliated companies	(202,779)	61,484	57,751	19,344	48,228

(Loss)/income before taxes	$(298,884)	$(129,221)	$(61,980)	$(109,551)	$175,874
Income tax (expense)/benefit	(1,265)	3,154	(84)	4,260	(312)

Net (loss)/income	$(300,149)	$(126,067)	$(62,064)	$(105,291)	$175,562
Less: Net (income)/loss attributable to the noncontrolling interest	(3,674)	(8,045)	5,861	(3,772)	(77)

Net (loss)/income attributable to Navios Holdings common stockholders	$(303,823)	$(134,112)	$(56,203)	$(109,063)	$175,485

(Loss)/income attributable to Navios Holdings common stockholders, basic	(273,105)	(150,314)	(66,976)	(110,990)	173,780

(Loss)/income attributable to Navios Holdings common stockholders, diluted	$(273,105)	$(150,314)	$(66,976)	$(110,990)	$175,485

Basic net (loss)/earnings per share attributable to Navios Holdings common stockholders	$(2.54)	$(1.42)	$(0.65)	$(1.09)	$1.72

Weighted average number of shares, basic	107,366,783	105,896,235	103,476,614	101,854,415	101,232,720

Diluted net (loss)/earnings per share attributable to Navios Holdings common stockholders	$(2.54)	$(1.42)	$(0.65)	$(1.09)	$1.58

Weighted average number of shares, diluted	107,366,783	105,896,235	103,476,614	101,854,415	111,033,758

Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$273,140	$302,959	$417,131	$339,986	$470,567
Total assets	2,752,895	2,958,813	3,127,697	2,886,453	2,913,189
Total long-term debt, net including current portion	1,651,095	1,581,308	1,612,890	1,478,089	1,329,939
Navios Holdings’ stockholders’ equity	$678,287	$988,960	$1,152,963	$1,065,695	$1,206,376

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by operating activities	$36,920	$43,478	$56,323	$59,749	$228,644
Net cash (used in)/provided by investing activities	(150,565)	(36,499)	(244,888)	(258,571)	12,453
Net cash provided by/ (used in) financing activities	86,225	(91,123)	248,290	128,785	(154,325)
Book value per common share	5.79	8.95	10.89	10.22	11.68
Cash dividends per common share	—	0.17	0.24	0.24	0.30
Cash dividends per preferred share	74.4	216.7	99.9	200.0	201.1
Cash paid for common stock dividend declared	—	19,325	25,228	24,710	30,730
Cash paid for preferred stock dividend declared	3,681	16,025	7,502	1,696	1,705
Adjusted EBITDA(1)	$(62,827)	$112,756	$176,698	$107,909	$399,483

(1)	EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013	Year Ended December 31, 2012
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$36,920	$43,478	$56,323	$59,749	$228,644
Net increase/ (decrease) in operating assets	20,599	(43,042)	18,025	(57,792)	50,687
Net (increase)/decrease in operating liabilities	(38,928)	(39,288)	(23,613)	27,087	18,016
Payments for drydock and special survey costs	11,096	24,840	10,970	12,119	14,461
Net interest cost	103,039	106,257	104,084	103,122	97,170
Provision for losses on accounts receivable	(1,304)	(59)	(792)	(630)	(17,136)
Gain on sale of assets/partial sale of subsidiary	—	—	—	18	323
Unrealized (loss)/gain on FFA derivatives, warrants, interest rate swaps	—	—	—	(69)	(124)
Gain/ (Loss) on bond and debt extinguishment	29,187	—	(4,786)	(12,142)	—
(Losses)/earnings in affiliates and joint ventures, net of dividends received	(219,417)	30,398	22,179	(19,781)	7,519
Reclassification to earnings of available-for-sale securities	(345)	(1,783)	(11,553)	—	—
Noncontrolling interest	(3,674)	(8,045)	5,861	(3,772)	(77)

Adjusted EBITDA	$(62,827)	$112,756	$176,698	$107,909	$399,483

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

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our and our affiliates’ results of operations and financial condition. In particular, charter rates in the dry cargo market are currently near historical lows and certain of our vessels may operate below operating cost.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2015 to December 31, 2016, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $2,260 and a high of $12,478. Additionally, during the period from January 1, 2015 to December 31, 2016, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $1,985 and a high of $20,601 and the Baltic Dry Index experienced a low of 290 points and a high of 1,257 points. There can be no assurance that the dry bulk charter market will not decrease further. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2016. Specifically, from 2009 to 2011, there was improvement in the Far East-to-Europe and Trans-Pacific Eastbound container trade lanes, alongside improvements also witnessed in other, non-main lane, trade routes including certain intra-Asia and North-South trade routes. However, Trans-Pacific Eastbound trade lane growth was less than 1% per year in 2011 and 2012, while the Far East-to-Europe trade lane grew by 3.3% in 2011 but declined by 4.2% in 2012 due to the impact of the continuing European sovereign debt crisis and global economic slowdown, as well as uncertainty regarding the resolution of the budget ceiling and budgetary cuts in the United States. More recently in 2015, total container trade grew by only 2.2%, influenced by declines in the Far East-to-Europe and North America export trades and increases in the Intra-Regional and Mid-East/India trades. In 2016, total container trade grew 3.5% (provisionally), led by recovering volumes on the Far East-to-Europe trades and Far East-to-US as well as increases in intra-regional trade. Containership supply continued to exceed demand during the year as more large vessels were delivered, generally driving down average daily rates. The oversupply in the market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships were placed during 2014 and 2015, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of container ships slowed significantly in 2016 while scrapping increased to record volumes. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity, which has had an adverse effect on our and our affiliates’ results of operations and financial condition.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which our affiliates seek to charter their containerships.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for crude oil and product tankers is historically well correlated with the growth or contraction of the world economy. The past several years were marked by a major economic slowdown which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. Energy prices sharply declined from mid-2014 to the end of March 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, and continue to be, at or above historically average rates. Keys to this growth have been steady increases in Chinese and Indian crude oil imports since 2001 and a steady increase in US oil production which has led to a steady decline in US crude oil imports since 2005. Oil products shipments have increased due to refinery closures in Europe, Japan and Australia with oil products being shipped to those regions from India, the Middle East and the US. With the increase in US crude oil production, the US became a net exporter of oil products since 2011 adding to the seaborne movement of oil products, recently however, large inventories of products have reduced arbitrage possibilities and spot rates for product tankers have moderated. The Organization of Petroleum Exporting Countries (“OPEC”) is currently producing and shipping oil at very high levels, even after it announced the recent production cuts. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production or should China or other emerging market countries suffer significant economic slowdowns, that may result in a protracted period of reduced oil shipments and a decreased demand for our affiliated tanker vessels and lower charter rates, which could have a material adverse effect on our results of operations and financial condition.

The percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2011 to 13% at the end of January 2017. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, our affiliates may only be able to charter their tanker vessels at unprofitable rates or may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

The demand for dry cargo vessels and tankers capacity has generally been influenced by, among other factors:

•	global and regional economic conditions;

•	developments in international trade;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	supply and demand for energy resources, commodities, semi-finished and finished consumer and industrial products, and liquid cargoes, including petroleum and petroleum products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	supply and demand for products shipped in containers;

•	changes in global production of raw materials or products transported by containerships;

•	the distance dry bulk cargo or containers are to be moved by sea;

•	the globalization of manufacturing;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts and terrorist activities, including piracy;

•	natural or man-made disasters that affect the ability of our vessels to use certain waterways;

•	political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import- export restrictions, central bank policies and pollution conventions or protocols;

•	embargoes and strikes;

•	technical advances in ship design and construction;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	the distance chemicals, petroleum and petroleum products are to be moved by sea;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used; and

•	competition from alternative sources of energy.

The supply of vessel capacity has generally been influenced by, among other factors:

•	the number of vessels that are in or out of service;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the availability of shipyard capacity;

•	the economics of slow steaming;

•	the number of vessels that are used for storage or as floating storage offloading service vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying dry bulk cargo and the reverse conversion;

•	availability of financing for new vessels;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel;

•	national or international regulations that may effectively cause reductions in the carrying capacity of vessels or early obsolescence of tonnage; and

•	environmental concerns and regulations.

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

Additionally, in June 2016, the United Kingdom (“U.K.”) held a referendum in which voters approved an exit from the EU (“Brexit”), and, accordingly, on February 1, 2017, the U.K. Parliament voted in favor of allowing the U.K. government to begin the formal process of Brexit. Brexit created political and economic uncertainty and instability in the global markets (including currency and credit markets), especially in the U.K. and the E.U., and this uncertainty and instability may last indefinitely.

Further, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the related austerity measures implemented by the Greek government, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

Since 2008, a number of financial institutions have experienced serious financial difficulties and, in some cases, have entered bankruptcy proceedings or are in regulatory enforcement actions. These difficulties resulted, in part, from declining markets for assets held by such institutions, particularly the reduction in the value of their mortgage and asset-backed securities portfolios. These difficulties were compounded by financial turmoil affecting the world’s debt, credit and capital markets, and the general decline in the willingness by banks and other financial institutions to extend credit, particularly to the shipping industry due to the historically low vessel earnings and values, and, in part, due to changes in overall banking regulations (for example, Basel III). As a result, the ability of banks and credit institutions to finance new projects, including the acquisition of new vessels in the future, was for a time uncertain. Following the stress tests run by the European Central Bank (the “ECB”), revised capital ratios have been communicated to European banks. This has reduced the uncertainty following the difficulties of the past several years, but it has also led to changes in each bank’s lending policies and ability to provide financing or refinancing. A recurrence of global economic weakness may adversely affect the financial institutions that provide our credit facilities and may impair their ability to continue to perform under their financing obligations to us, which could have an impact on our ability to fund current and future obligations.

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

On June 7, 2016, we were notified by NYSE that we were not in compliance with the continued listing standards because the average closing price of its common stock was less than $1.00 over a consecutive 30 trading-day period. We received confirmation from the NYSE on September 1, 2016, that we had regained compliance with all NYSE continued listing requirements after our average closing share price for the 30 trading-day period ended August 31, 2016, and its closing price on August 31, 2016, was $1.00.

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

China imports significant quantities of raw materials. For example, in 2016, China imported 1.008 billion tons of iron out of a total of 1.412 billion tons shipped globally accounting for about 71% of the global seaborne iron ore trade. While it only accounted for 18% of seaborne coal movements of coal in 2016 according to current estimates (201 million tons imported compared to 1.135 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (265 million tons imported compared to 1.180 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

For example, China imposes a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in the quantity of raw materials to be shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of local charterers and local owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our stockholders.

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

We have derived a significant part of our revenue from a small number of charterers. During the years ended December 31, 2016, 2015 and 2014, we derived approximately 41.1%, 33.8%, and 28.6%, respectively, of our gross revenues from four customers. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue. For the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limiting SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions. After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

California has adopted more stringent low sulfur fuel requirements within California regulated waters. In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species.

In February 2004, the IMO adopted the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations, including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA”) discussed below, are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet, at present, including those operated under our fleet, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of February 7, 2017, had 83 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the United States merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

Such regulation may become even stricter if laws are changed as a result of the April 2010 Deepwater Horizon oil spill in the Gulf of Mexico. In the United States, the Oil Pollution Act (“OPA”) establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA covers all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In response to the 2010 Deepwater Horizon oil incident in the Gulf of Mexico, the U.S. House of Representatives passed and the U.S. Senate considered but did not pass a bill to strengthen certain requirements of the OPA; similar legislation may be introduced in the future.

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

In recent years, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment to international law. Notably, the EU adopted in 2005 a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where pollution is caused by intent or recklessness (which would be an offence under MARPOL), but also where it is caused by “serious negligence.” The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. In February 2017, EU member states met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires ETS-regulated businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. If the bill becomes law, the ETS may result in additional compliance costs for our vessels.

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

In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change, which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. In 2011, it responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms. These include the mandatory measures of the ship energy efficiency management (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. Over the past few years, the IMO has considered its position on market-based measures. However, the international discussions have yet to bring agreement on global market-based measures or other instruments that would cut greenhouse gas emissions from the international maritime transport sector as a whole, including existing ships. A third IMO study (2014) on Greenhouse gases has been approved. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the United Nations Framework Convention on Climate Change (“UNFCCC”) or the IMO. At its 64th session in 2012, the MEPC indicated that 2015 was the target year for Member States to identify market-based measures for international shipping. At its 66th session in 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures which became effective January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to LNG fuel carriers, ro-ro cargo ships, ro-ro cargo ships (vehicle carriers), ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (in 2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverabilityof ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year. In December 2011, UN climate change conference (the “Durban Conference”) took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. The Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change but the progress that has been made by the IMO in this area was widely acknowledged throughout the negotiating bodies of the UNFCCC process and an ad hoc working group was established.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. As of January 31, 2013 the European Commission has stopped short of proposing that emissions from ships be included in the EU’s emissions-trading scheme (ETS). However on October 1, 2012 it announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall greenhouse emissions. The first step proposed by the European Commission was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

We cannot predict with any degree of certainty what effect, if any possible climate change and government laws and regulations related to climate change will have on our operations, whether directly or indirectly. However, we believe that climate change, including the possible increase in severe weather events resulting from climate change, and government laws and regulations related to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums, deductibles and the availability of coverage. As a result, our financial condition could be negatively impacted by significant climate change and related governmental regulation, and that impact could be material.

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

We are an international company and conduct our operations primarily outside the United States. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the United States on September 11, 2001 and the United States’ continuing response to these attacks, and in Paris on January 7, 2015 and on November 13, 2015, the bombings in Spain on March 11, 2004 and in Brussels on March 22, 2016, and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the United States to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Changes to inspection procedures could also impose additional costs and obligations on our customers and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations and financial condition.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 8.0 years, and most dry bulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

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

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the United States or other governments or organizations, including the United Nations, the European Union and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications or prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years, the scope of sanctions imposed against the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the United States, the European Union and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of companies and persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (some of our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents and persons within the territory of the United States from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (“JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the United Kingdom and the United States) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

i.	Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminium and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

ii.	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

iii.	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

iv.	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

Dealing with the above is no longer prohibited, but prior authorization must be obtained first and is granted on a case-by-case basis. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and EU have implemented sanctions against certain persons and entities.

The EU has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions which limit the provision of loans or credit to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the United States to Russia. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets which may involve the United States or U.S. persons and thus implicate prohibitions. The United States also maintains prohibitions on imports from Crimea, and it has also tightened restrictions on exports of certain goods and technology to Russia.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the United States maintains economic sanctions against Syria, Sudan, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the United States.

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, Sudan, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Although we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations as a result of actions that do not involve us or our vessels, and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Acquisition, Navios Partners and Navios Midstream Partners L.P. (“Navios Midstream”), we cannot give any assurance that an adverse finding against Navios Acquisition, Navios Partners or Navios Midstream by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Midstream, Navios Holdings or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

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

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act of 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense inmost circumstances to a violation or a mitigation of applicable penalties, at least under the U.K. Bribery Act.

Our Chairman and Chief Executive Officer holds approximately 26.9% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Ms. Angeliki Frangou owns approximately 26.9% of the outstanding shares of our common stock, and has filed a Schedule 13D indicating that she intends, subject to market conditions, to purchase in total $20.0 million of our common stock (as of April 12, 2017, she had purchased approximately $10.0 million of the total $20.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business, or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2016, approximately 42.7% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss for the year ended December 31, 2016 by $1.4 million.

For example, as of December 31, 2016, the value of the U.S. dollar as compared to the Euro increased by approximately 3.6% compared with the respective value as of December 31, 2015. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

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

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2016, our total debt was $1,675.4 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In December 2015 and February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H, respectively. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated.

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

Voting rights of holders of Depositary Shares will be extremely limited. Our common stock is the only class of stock carrying full voting rights. Holders of the Series G and H, and accordingly holders of the Depositary Shares, generally have no voting rights. In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H. As such, (i) we have used commercially reasonable efforts to obtain an amendment to our articles of incorporation to effectuate any and all such changes thereto as may be necessary to permit either the Series G Preferred Shareholders or the Series H Preferred Shareholders, as the case may be, to exercise the voting rights described in the following clause (ii)(x), and (ii) if and when dividends payable on either the Series G or the Series H, as the case may be, are in arrears for six or more quarterly periods, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then (x) if our articles of incorporation have been amended as described in the preceding clause (i), the holders of Series G or the holders of Series G, as the case may be, will have the right (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of securities on parity with either the Series G or Series H, as the case may be, upon which like voting rights have been conferred and with which the Series G and H voted as a class for the election of such director), and (y) if our articles of incorporation have not been amended as described in the preceding clause (i), then, until such amendment is fully approved and effective, the dividend rate on the Series G or the Series H, as the case may be, shall increase by 25 basis points. At our Annual Meeting of stockholders held on December 15, 2016, the Company proposed an amendment to our articles of incorporation to effectuate any and all such changes as were necessary to permit the Series G and/or Series H holders the ability to exercise the certain voting rights described above. This proposal failed to receive the affirmative vote of holders of two-thirds of the Company’s issued and outstanding common stock entitled to vote at the Annual Meeting which was required to approve the proposal. There can be no assurance that any such futher proposal to our stockholders to amend our articles of incorporation will be approved by our common stockholders.

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

We have not sought to obtain a rating for the Series G and H, and both stocks may never be rated. It is possible, however, that one or more rating agencies might independently determine to assign a rating to either the Series G or the Series H or that we may elect to obtain a rating of either our Series G or the Series H in the future. In addition, we have issued securities that are rated and may elect to issue other securities for which we may seek to obtain a rating. Any ratings that are assigned to the Series G or the Series H in the future, that have been issued on our outstanding securities or that may be issued on our other securities, if they are lower than market expectations or are subsequently lowered or withdrawn, could imply a lower relative value for the Series G or the Series H and could adversely affect the market for or the market value of the Depositary Shares of the Series G and H Preferred Shares respectively. Ratings only reflect the views of the issuing rating agency or agencies and such ratings could at any time be revised downward or withdrawn entirely at the discretion of the issuing rating agency. A rating is not a recommendation to purchase, sell or hold any particular security, including the Series G and H and the Depositary Shares. Ratings do not reflect market prices or suitability of a security for a particular investor and any future rating of the Series G and H and the Depositary Shares may not reflect all risks related to us and our business, or the structure or market value of the Series G and H and the Depositary Shares.

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

As of December 31, 2016, we had $1,675.4 million in aggregate principal amount of debt outstanding of which $700.5 million was unsecured.

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

Factors that influence vessel values include:

•	number of newbuilding deliveries;

•	number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply;

•	types and sizes of vessels;

•	development viability and increase in use of other modes of transportation;

•	cost of vessel acquisitions;

•	cost of newbuilding vessels;

•	governmental or other regulations;

•	prevailing level of charter rates;

•	general economic and market conditions affecting the shipping industry; and

•	the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

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

As of December 31, 2016, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two public companies that are accounted for under the equity method — Navios Acquisition and Navios Partners. As of December 31, 2016, we held 43.4% of the voting stock and 46.1% of the economic interest of Navios Acquisition and 20.0% of the equity interest in Navios Partners (including a 2.0% general partner interest). As of such date, the carrying value of our investments in these two affiliated companies amounted to $148.1 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2016, we received $14.6 million in dividends from Navios Acquisition. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $107.3 million and $67.0 million, respectively, in fiscal year 2016.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. As of December 31, 2016, Navios Holdings portion of the investment in Navios Europe I was $6.0 million. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. As of December 31, 2016, Navios Holdings portion of the investment in Navios Europe II was $5.9 million.

During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”) and during the year ended December 31, 2015 the Company received shares of Pan Ocean Co. Ltd (“STX”) in relation to defaulted charter contracts, which were valued at fair value upon the day of issuance. During the third quarter of 2016, the Company sold all its 354,093 KLC and STX securities it held for a total consideration of $5.3 million. As of December 31, 2016 the Company did not retain any KLC and STX shares.

Our ownership interest in Navios Logistics, Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, KLC, and STX and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Europe I, and Navios Europe II for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) the intent and ability of the Company to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

During the year ended December 31, 2016, the Company considered the decline in fair value of its investment in Navios Partners and Navios Acquisition as “other-than-temporary” and therefore, recognized a loss of $228.0 million in the accompanying consolidated statement of comprehensive (loss)/income.

During each of the years ended December 31, 2016, 2015 and 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $0.3 million, $1.8 million and $11.5 million, respectively. The respective loss was included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/income.

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

In each of Navios Logistics’ businesses, a significant part of its revenues is derived from a small number of customers. For the year ended December 31, 2016, its three largest customers, Vale, Axion and Cammesa, accounted for 28.0%, 13.8% and 11.5% of its revenues, respectively, and its five largest customers accounted for approximately 67.4%. For the year ended December 31, 2015, Navios Logistics’ two largest customers, Vale and Cammesa, accounted for 27.8% and 12.9% of its revenues, respectively, and its five largest customers accounted for approximately 61.7%. For the year ended December 31, 2014, Navios Logistics’ three largest customers, Vale, Cammesa and Axion Energy, accounted for 22.8% 13.8% and 10.7% of its revenues, respectively, and its five largest customers accounted for approximately 60.3%. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels. The loss of any of its significant customers could materially adversely affect its results of operations.

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

On March 30, 2016, Navios Logistics received written notice from Vale International S.A. (“Vale”) stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

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

Navios Logistics’ capital expenditures during 2014, 2015 and 2016 were $101.9 million, $27.0 million and $91.2 million, respectively, used to acquire and/or pay installments for among others one bunker vessel, six pushboats, 72 barges and to expand Navios Logistics’ port terminal operations through the construction of a new conveyor belt and an iron ore port terminal facility. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these measures. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and infrastructure, it may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, expand its existing infrastructure, or increase its working capital or capital expenditures, Navios Logistics might not be able to grow its business and its earnings could suffer. Furthermore, despite covenants under the indenture governing the 2022 Logistics Senior Notes and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness which would limit cash available for working capital and to service its indebtedness.

For any reason, if Navios Logistics fails to meet construction benchmarks with respect to the expansion of its Nueva Palmira port terminal, it may not be able to service its agreement with Vale, materially affecting its future earnings.

Navios Logistics has signed an agreement with Vale for the storing and transshipping of iron ore and other commodities. To serve this contract, Navios Logistics is expanding its existing terminal infrastructure at an investment cost estimated at approximately $150.0 million which Navios Logistics is financing with a combination of cash on its balance sheet, operating cash flows, debt and export financing. The agreement sets forth certain benchmarks during the construction phase of the expansion. If such construction benchmarks are not met its contract may be terminated, materially affecting its business, financial condition, results of operations and future earnings.

The completion of the expansion of the port terminal could be delayed or otherwise not completed because of:

•	quality, design or engineering problems;

•	changes in governmental regulations;

•	work stoppages or other labor disturbances at the port terminal;

•	bankruptcy or other financial crisis of its suppliers or contractors;

•	a backlog of orders with its suppliers;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake, flood or fire;

•	shortages of or delays in the receipt of necessary construction materials or equipment;

•	inability to finance the construction or importation of key equipment;

•	inability to obtain requisite permits or approvals or revocation of such permits or approvals by the Uruguayan government; or

•	the inability of its contractors or suppliers to meet its schedule.

If the completion of the expansion of the port terminal is materially delayed, it could materially adversely affect Navios Logistics’ business, financial condition, results of operations and future earnings.

The failure of Petrobras to successfully implement its business plan for 2017-2021 could adversely affect Navios Logistics’ business.

In September 2016, Petrobras announced its business plan for 2017-2021, which includes a projected capital expenditure budget of $130.3 billion between 2015 and 2019, increasing its previously projected capital expenditure budget of $98.4 billion for the period 2015-2019 (Jan2016 review). In May 2011, Navios Logistics signed 15-year charter contracts with Petrobras for six Panamax vessels, which are subject to Navios Logistics’ option to cancel the contracts if Navios Logistics’ is unable to secure acceptable financing for the construction of the vessels (to be completed by 2018). Navios Logistics’ has yet to make any capital expenditures related to the vessels, therefore any potential decrease in Petrobras’ capital expenditures will not expose Navios Logistics to any losses. Any failure to capitalize on its relationship with Petrobras could affect its future growth opportunities.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for its vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, Navios Logistics’ vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for Navios Logistics. The average age of Navios Logistics’ seven double-hulled product tankers is eight years. In some cases, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, Navios Logistics has available land within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where it plans to expand its port facility and construct a port terminal for minerals and liquid cargo. In order to complete these projects, however, Navios Logistics needs to receive required authorization from several authorities. If these authorities deny its request for authorization, or if existing authorizations are revoked, Navios Logistics will not be able to proceed with these projects.

Growing any business by acquisition presents numerous risks. Acquisitions expose Navios Logistics to the risk of successor liability relating to actions involving an acquired company, its management or contingent liabilities incurred before the acquisition. The due diligence Navios Logistics conducts in connection with an acquisition, and any contractual guarantees or indemnities that it receives from the sellers of acquired companies or assets, may not be sufficient to protect it from, or compensate it for, actual liabilities. Any material liability associated with an acquisition could adversely affect Navios Logistics’ reputation and results of operations and reduce the benefits of the acquisition. Other risks presented include difficulty in obtaining additional qualified personnel, managing relationships with customers and suppliers and integrating newly acquired assets or operations into existing infrastructures.

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

At December 31, 2016, Navios Logistics employed 351 land-based employees and 648 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in Navios Logistics’ barge and cabotage businesses, where the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent Navios Logistics’ contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by Navios Logistics’ contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios Logistics. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Petrobras and Trafigura.

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which its vessels compete are highly competitive. Key competitors include Ultrapetrol Bahamas Ltd. and Fluviomar. In addition, some of its customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of Navios Logistics in its primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Navios Logistics’ competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than Navios Logistics does. Accordingly, Navios Logistics may be unable to retain its current customers or to attract new customers.

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

Based upon commercial needs, there are three levels of assessment used by the oil majors: (a) terminal use, which will clear a vessel to call at one of the oil major’s terminals, (b) voyage charter, which will clear the vessel for a single voyage and (c) term charter, which will clear the vessel for use for an extended period of time. While for terminal use and voyage charter relationships, a ship inspection and the operator’s TMSA will be sufficient for the evaluation to be undertaken, a term charter relationship also requires a thorough office audit. An operator’s request for such an audit is by no means a guarantee one will be performed; it will take a long record of proven excellent safety and environmental protection on the operator’s part as well as high commercial interest on the part of the oil major to have an office audit performed. If Navios Logistics fails to clear the vetting processes of the oil majors, it could have a material adverse effect on the employment of our vessels, and, consequently, on its results of operations.

Navios Logistics may employ its fleet on the spot market and thus expose itself to risk of losses based on short-term decreases in shipping rates.

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2016, 38% of its cabotage fleet and 28% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

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

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, wages and taxes, restrictions on production, imports and exports, have had and could continue to have a material adverse effect on Navios Logistics. Navios Logistics cannot provide any assurance that future economic, social and political developments in Argentina, over which it has no control, will not impair its business, financial condition or results of operations, the guarantees or the market price of the 2022 Logistics Senior Notes.

The continuing rise in inflation may have material adverse effects on the Argentine economy.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high for more than a decade. According to data published by the Instituto Nacional de Estadísticas y Censos, or INDEC, the year-on-year inflation rate (as measured by changes in the consumer price index, or CPI), was 9.5%, 10.8%, and 10.5% for 2011, 2012 and 2013, respectively. The reliability of INDEC’s statistics has been widely questioned due to the substantial disparity between its inflation rate and the higher rates calculated by independent economists. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, in 2014, INDEC adopted the IPCNu, an improved methodology for calculating the CPI, and estimated the 2014 CPI to be 23.9%.

However, the newly elected Argentinian government declared a state of administrative emergency, suspending momentarily the publication of all indexes until the INDEC is capable of accurately calculating such indexes. During this suspension period, the inflation rate was informed through data provided by the City of Buenos Aires and the province of San Luis.

On July 15, 2016, and after six months without official figures, INDEC published its inflation index again, indicating that the CPI showed, for June, July, August, September, October, November and December of 2016, variations of 3.1%, 2%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2% compared to previous month, respectively.

On the other hand, INDEC recently published a new index of poverty and indigence, which estimated that poverty reaches 32.2% of Argentinians and indigence, 6.3%.

As a result of the readjustment of INDEC indexes, the IMF Executive Board announced, on November 9, 2016, the lifting of the censorship imposed on Argentina in 2013 due to lack of consistency in its statistical data.

Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies.

The increase in wages and public spending, the adjustment of some utility tariffs and the expiration of the price agreements signed by the Argentine government could have a direct influence on inflation. In the past, inflation undermined the Argentine economy substantially, as well as the ability of the Argentine government to create conditions leading to growth. In turn, because part of the Argentine debt is adjusted by the Reference Stabilization Coefficient (“CER”), strongly related to inflation, its increase would have a negative effect on the level of public indebtedness.

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

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Navios Logistics’ Argentine subsidiaries from transferring funds for the payment of the 2022 Logistics Senior Notes or the related guarantees.

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

Furthermore, in 2001 and 2002 and until February 7, 2003, the Argentine Central Bank restricted Argentine individuals and corporations from transferring U.S. dollars abroad without its prior approval. In 2003 and 2004, the government reduced some of these restrictions, including those requiring the Argentine Central Bank’s prior authorization for the transfer of funds abroad in order to pay principal and interest on debt obligations. Nevertheless, significant government controls and restrictions remained in place and increased during 2008 and into 2009, when the Argentine government imposed new restrictions on foreign exchange outflows, including through certain transactions on securities traded locally. Additionally, the Argentine federal tax authority imposed new restrictions and limitations on the purchase of foreign currency.

In December 2015, the Argentinian government implemented several reforms to the foreign exchange market regulations and provided easier access to the foreign exchange market for individuals and companies. Consequently, as from December 17, 2015, the new financial indebtedness transactions abroad of the non-financial private sector, financial sector and local governments will not be subject to the obligation to bring to and liquidate funds in the MULC (the single and free floating foreign exchange market). Fund liquidation at MULC (the single and free floating foreign exchange market) will be a condition precedent for the further access to that market so as to cater for capital and interest services. If the funding enters local accounts in foreign currency in the country, the liquidation of the funds deposited will need to be evidenced.

Additionally, pursuant to recent regulations, financial indebtedness taken through the MULC and financial debt rollovers with non-residents in the financial sector and non-financial private sector will not need to meet a minimum period of stay, and may be canceled at any time.

Some remaining controls and restrictions, and any additional restrictions of this kind that may be imposed in the future, could impair Navios Logistics ability to transfer funds generated by its Argentine operations in U.S. dollars outside Argentina to it for the payment of its indebtedness. In addition, any other restrictions or requirements, that may be imposed in the future, expose Navios Logistics to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

The Argentine government has made certain changes to its tax rules that affected Navios Logistics’ operations in Argentina in the past, and could further increase the fiscal burden on its operations in Argentina in the future, if implemented again.

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

However, in December 2016, a reform to the Income Tax Law was passed by the National Congress. Some of the main modifications were: (i) personal deductions were raised; (ii) a new scale of aliquots was established, including a greater number of tranches and beginning taxing with a 5% aliquot; (iii) new deductions were established for per diem and room rent; (iv) extra amounts paid to employees in the form of overtime for services on national holidays, non-business days and weekends is exempt from income tax; and (v) the updating of the Average Taxable Compensation for Government Employees (RIPTE) was established as of fiscal year 2018, with respect to personal deduction amounts and tax tranches. In order to finance the reduction of tax resources that these reforms will entail, an indirect tax on on-line betting and an extraordinary tax on US dollar futures transactions were created; in addition, the figure of the surrogate decision-maker in Value Tax Added in relation to operations involving external subjects was established.

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

Risks Relating to Uruguayan Free Zone Regulation

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that Navios Logistics’ subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, Navios Logistics’ subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the 25% limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, Navios Logistics’ subsidiaries may continue with their operations from the free zone, but under a different tax regime.

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

Some of the other risks Navios Logistics is generally exposed to through its operations in emerging markets include among others:

•	political and economic instability, changing economic policies and conditions, and war and civil disturbances;

•	recessions in economies of countries in which Navios Logistics has business operations;

•	frequent government interventions into the country’s economy, including changes to monetary, fiscal and credit policy;

•	the imposition of additional withholding, income or other taxes, or tariffs or other restrictions on foreign trade or investment, including currency exchange controls and currency repatriation limitations;

•	the modification of Navios Logistics’ status or the rules and regulations relating to the international tax-free trade zone in which it operates its dry port;

•	the imposition of executive and judicial decisions upon Navios Logistics’ vessels by the different governmental authorities associated with some of these countries;

•	the imposition of or unexpected adverse changes in foreign laws or regulatory requirements;

•	longer payment cycles in foreign countries and difficulties in collecting accounts receivable;

•	difficulties and costs of staffing and managing its foreign operations;

•	compliance with anti-bribery laws; and

•	acts of terrorism.

These risks may result in unforeseen harm to Navios Logistics’ business and financial condition. Also, some of its customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially adversely affect Navios Logistics.

For example the Brazilian economy has experienced significant volatility in recent decades, characterized by periods of low or negative growth, high and variable levels of inflation and currency devaluation. Historically, Brazil’s political situation has influenced the performance of the Brazilian economy, and political crises have affected the confidence of investors and the general public. Future developments in policies of the Brazilian government and/or the uncertainty of whether and when such policies and regulations may be implemented, all of which are beyond Navios Logistics’ control, could have a material adverse effect on Navios Logistics. Additionally, the Brazilian government frequently implements changes to the Brazilian tax regime, including changes in prevailing tax rates and the imposition of temporary taxes, which may affect Navios Logistics.

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

The governments of Argentina, Bolivia, Brazil, Paraguay and Uruguay have entered into a treaty that commits each of them to participate in a regional initiative to integrate the region’s economies, a central component of which is water transportation in the Hidrovia. Although Navios Logistics believes that this regional initiative of expanding navigation on the Hidrovia river system will result in significant economic benefits, there is no guarantee that such an initiative will ultimately be successful, that each country will follow through on its intention to participate, or that the benefits of this initiative will match Navios Logistics’ expectations of continuing growth in the Hidrovia or reducing transportation costs. If the regional initiative is unsuccessful, Navios Logistics’ results of operations could be materially and adversely affected.

Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which Navios Logistics’ operate could have a material adverse effect on its results of operations.

In the markets in which Navios Logistics currently operates, in cabotage or regional trades, it is subject to restrictive rules and regulations on a region by region basis. Its operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage under one to three years’ licenses, including its Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on Navios Logistics’ current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of its vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because Navios Logistics generates the majority of its revenues in U.S. dollars but incurs a significant portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses, thereby increasing expenses and reducing income.

Navios Logistics engages in regional commerce with a variety of entities. Although its operations expose Navios Logistics to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2016, 2015 and 2014 approximately 61.1%, 61.9% and 47.3%, respectively, of its expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of Navios Logistics’ transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which it operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which it operates, its results of operations or financial condition could be materially adversely affected.

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2016 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

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

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed cash, and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for cash, and the issuance of 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2016, Navios Holdings owns 63.8% of Navios Logistics.

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

As of December 31, 2016, Navios Holdings’ interest in Navios Partners was 20.0% (including 2.0% general partner interest).

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

As of December 31, 2016, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.4% and its economic interest in Navios Acquisition was 46.1%.

Navios Europe I

Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I under the laws of Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) of $120.4 million and loans aggregating to $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans, Navios Holdings, Navios Acquisition and Navios Partners also made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). Effective November 2014 and as of December 31, 2016, Navios Holdings, Navios Acquisition and Navios Partners have voting interest of 50%, 50% and 0%, respectively.

Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments”.

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

As of December 31, 2016, and following the completion of the Navios Midstream’s IPO in November 2014 and the issuance of 1,592,920 of Subordinated Series A Units to Navios Acquistion in June 2015, Navios Acquisition had 59.9% interest and Navios Holdings had indirect economic interest of 27.6% (through its ownership in Navios Acquisition) and no direct equity interest.

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

At the same time, Navios Holdings entered into an option agreement with Navios Acquisition, which expires on November 18, 2024, under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25.0% of the outstanding membership interests in Midstream General Partner, and the incentive distribution rights in Navios Midstream at fair value. As of December 31, 2016, Navios Holdings had not exercised any part of that option.

Navios Europe II

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II under the laws of Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million.

As of December 31, 2016, Navios Holdings had economic interests of 47.5% and voting interests of 50.0% in Navios Europe II.

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 8.0 years, consists of a total of 66 vessels, aggregating approximately 6.7 million dwt. Navios Holdings owns 13 Capesize vessels (169,000-182,000 dwt), 14 modern Ultra Handymax vessels (50,000-59,000 dwt), 12 Panamax vessels (74,000-85,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of six Ultra Handymax, one Handysize, 11 Panamax, and eight Capesize vessels under long-term time charters. Navios Holdings has options to acquire 20 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

Navios Holdings also offers commercial and technical management services to the fleets of Navios Partners, Navios Acquisition, Navios Midstream, Navios Europe I and Navios Europe II. Navios Partners’ fleet is comprised of 12 Panamax vessels, nine Capesize vessels, three Ultra-Handymax vessels and seven container vessels. In each of October 2013, August 2014, February 2015, and February 2016 the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Navios Acquisition’s fleet is comprised of 28 tankers and 8 VLCC vessels. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel;

(ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Navios Midstream’s fleet is comprised of six VLCC vessels and Navios Holdings receives a daily management fee of $9,500 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed by Navios Midstream at cost at occurrence. Navios Europe I’s fleet is comprised of five tankers and five container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence. Navios Europe II’s fleet is comprised of seven dry bulker and seven container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence.

Navios Holdings’ strategy and business model focuses on:

•	Operation of a high quality, modern fleet. Navios Holdings owns and charters-in a modern, high quality fleet, having an average age of approximately 8.0 years that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•	Pursuing an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 6.7 million dwt in tonnage, making Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 20 time chartered vessels permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain vessel acquisition terms as reflected in the purchase options contained in some of its long-term charters.

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management and FFAs to hedge against, and in some cases, to generate profit from, such volatility.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs and strategic backhaul and triangulation methods. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•	The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.2% as of December 31, 2016, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

In addition, Navios Holdings attempts, through selecting COAs from time to time on what would normally be backhaul or ballast legs, to enhance vessel utilization and, hence, profitability. In such cases, the cargoes are used to position vessels at or near major loading areas (such as the Gulf of Mexico) where spot cargoes can readily be obtained. This reduces ballast time as a percentage of the round voyage. This strategy is referred to as triangulation.

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

Competitive Advantages

Controlling approximately 6.7 million dwt (excluding Navios Logistics) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals may be brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

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

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 40 owned vessels and 26 chartered-in vessels (all of which have purchase options). The average age of the fleet is 8.0 years.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of 14 modern Ultra Handymax vessels, 13 Capesize vessels, 12 Panamax vessels and one Handysize vessel.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian (1)	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
Navios Galileo	Panamax	2006	76,596
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Sphera	Panamax	2016	84,872
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Navios Mars	Capesize	2016	181,259

(1)	Agreed to be sold.

Long-Term Fleet. In addition to the 40 owned vessels, Navios Holdings controls a fleet of eight Capesize, eleven Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters, having an average age of approximately 5.0 years.

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Mercury Ocean	Ultra Handymax	2008	53,452	No
Kouju Lily	Ultra Handymax	2011	58,872	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Osmarine	Panamax	2006	76,000	No
Navios Aldebaran	Panamax	2008	76,500	Yes
KM Imabari	Panamax	2009	76,619	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Amber	Panamax	2015	80,994	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Equator Prosper	Capesize	2000	170,000	No
Pacific Explorer	Capesize	2007	177,000	No
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Canary	Capesize	2015	180,528	Yes
Dream Coral	Capesize	2015	181,249	Yes
Navios Felix	Capesize	2016	181,221	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.

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

Exercise of Vessel Purchase Options

Navios Holdings has executed several purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessels. The Navios Meridian, Navios Mercator, Navios Arc, Navios Galaxy I, Navios Magellan, Navios Horizon, Navios Star, Navios Hyperion, Navios Orbiter, Navios Hope, Navios Fantastiks, Navios Vector and Navios Astra were delivered on various dates from November 30, 2005 until February 21, 2011. Navios Holdings currently has options to acquire 20 chartered-in vessels currently in operation (on one of the 20 purchase options Navios Holdings holds a 50% initial purchase option).

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

•	Freight Rate Risk. Navios Holdings may use FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. These FFAs settle monthly in cash on the basis of publicly quoted indices, not physical delivery. These instruments typically cover periods from one month to one year, and are based on time charter rates or freight rates on specific quoted routes. Navios Holdings may enter into these FFAs through over-the-counter transactions and over LCH, the London Clearing House. Navios Holdings’ FFA trading personnel work closely with the chartering group to ensure that the most up-to-date information is incorporated into the Company’s commercial ship management strategy and policies. See “Risk Factors — Risks Associated with the Shipping Industry and Our Dry bulk Operations — Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs. Currently, Navios Holdings holds no FFA contracts.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high quality credit collateralized corporations and financial institutions. Most importantly, Navios Holdings has guidelines and policies that are designed to limit the amount of credit exposure.

•	Interest Rate Risk. Navios Holdings may use from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See also item 11 “Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk.”

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 24.1% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 15.3% of its expenses related to operation of its Greek, Belgian and Monaco offices, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Dry bulk Vessel Operations

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities. Navios Holdings’ customers under charter parties, COAs, and other counterparties, include national, regional and international companies, such as Cargill International S.A., GIIC, Louis Dreyfus Commodities, Oldendorff Carriers, Swiss Marine, Rio Tinto and Mansel Ltd. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue.For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue and for the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue.

Logistics Business Operations

Customers of Navios Logistics include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. Navios Logistics has a long history of operating in the Hidrovia region and has been able to generate and maintain longstanding relationships with its customers. In its dry port facility in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 18 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has had long-term relationships with its global petroleum customers for more than 14 years on average (such as Axion Energy, Petrobras Group, YPF and Shell). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in its trade receivables. For the year ended December 31, 2016, Navios Logistics’ three largest customers, Vale, Axion and Cammessa accounted for 28.0%, 13.8% and 11.5% of its revenues, respectively, and its five largest customers accounted for approximately 67.4%. For the year ended December 31, 2015, its two largest customers, Vale and Cammessa accounted for 27.8% and 12.9% of its revenues, respectively, and its five largest customers accounted for approximately 61.7%. For the year ended December 31, 2014, Navios Logistics’ three largest customers, Vale, Cammessa and Axion Energy, accounted for 22.8%, 13.8% and 10.7% of its revenues, respectively, and its five largest customers accounted for approximately 60.3% of its revenues. Other than its largest customers mentioned above, no other customer accounted for more than 10% of Navios Logistics’ revenues during the years ended December 31, 2016, 2015 and 2014.

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 1,876 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 11,000 vessels, aggregating approximately 800 million dwt as of January 31, 2017. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only four companies are known to have fleets of 100 vessels or more after the merger of the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group into China COSCO Shipping. The other three are the largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha. There are about 45 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios

Logistics. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, Navios Logistics is an independent service provider in the market for transits. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol and Petrobras, which are also customers of Navios Logistics’ port.

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

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. Each vessel’s certificate must be periodically renewed and compliance must be periodically verified. In addition, the Manager voluntarily implements and maintains certifications pursuant to the International Organization for Standardization, or ISO, for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

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

The revised Annex VI provides, in particular, for a reduction of the global sulfur cap. After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. We anticipate incurring costs to comply with these more stringent standards by implementing measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, and may require installation and operation of further control equipment at significantly increased cost.

The revised Annex VI further allows for designation, in response to proposals from member parties, of Emission Control Areas (ECAs) that impose accelerated and/or more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which is scheduled for adoption in 2017 and would take effect in January 2021. The United States Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. For the currently-designated ECAs, much lower sulfur limits on fuel oil content are being phased in (0.1% from January 1, 2015).

At its 66th Session, the IMO’s Marine Environment Protection Committee (the “MEPC”) adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At MEPC 69, Annex VI was also amended to require recordkeeping requirements to demonstrate compliance with the NOX Tier III ECA

At its 64th session (2012), the MEPC indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

The revised Annex I to the MARPOL Convention entered into force in January 2007. It incorporates various amendments to the MARPOL Convention and imposes construction requirements for oil tankers delivered on or after January 1, 2010. On August 1, 2007, Regulation 12A (an amendment to Annex I) came into force imposing performance standards for accidental oil fuel outflow and requiring oil fuel tanks to be located inside the double-hull in all ships with an aggregate oil fuel capacity of 600 cubic meters and above, and which are delivered on or after August 1, 2010, including ships for which the building contract is entered into on or after August 1, 2007 or, in the absence of a contract, for which keel is laid on or after February 1, 2008. We intend that all of our newbuild tanker vessels, if any, will comply with Regulation 12A.

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

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation.

The European Union announced in April 2007 that it planned to expand the European Union emissions trading scheme by adding vessels, and a proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed by the end of 2011. As of January 31, 2013, the Commission has, so far, stopped short of any such proposals to include emissions from ships in the EU’s emissions trading scheme (ETS). However, on October 1, 2012, it announced that it would propose measures to monitor verify and report on greenhouse-gas emissions from the shipping sector.

On June 28, 2013, the European Commission adopted a Communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the Commission is an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirement beginning on January 1, 2018. This EU Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

Other International Regulations to Prevent Pollution: In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments, or the BWM Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan

The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance will likely result in additional compliance costs.

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

In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards. In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC must be implemented by individual members states through particular laws in each state by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx. Implementation of new laws by member states to reduce emissions may ultimately result in increased costs to us to comply with the more stringent standards.

In some areas of regulation the EU has introduced new laws without attempting to procure a corresponding amendment of international law. Notably, it adopted in 2005 a directive on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence”. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Experience has shown that in the emotive atmosphere often associated with pollution incidents, retributive attitudes towards ship interests have found expression in negligence being alleged by prosecutors and found by courts. Moreover, there is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

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

U.S. federal legislation, including notably the Oil Pollution Act of 1990, or OPA, establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. OPA affects all owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters, which includes the United States’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA to require the owner or operator of any non tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The implementing regulations took effect on October 30, 2013. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on November 19, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. Under the OPA, these limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under the OPA, these limits of liability do not apply if an incident was directly caused by violation of applicable United States federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not formally adopt legislation to amend OPA to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

Similarly, in response to the Deepwater Horizon incident, the European Union has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as much as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas limiting possible disruptions to European Union indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015. The UK has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VCP, finding that the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held the 2013 VCP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions, that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharge ballast water into a shore-side facility or not discharge ballast water within 12 nautical miles. Vessel owners/operators may request an extension to the compliance deadline by showing that, despite all efforts, it cannot comply with one of the approved systems or compliance methods. There are numerous foreign-approved Ballast Water Treatment Systems (“BWTS”) in the Coast Guard’s list of approved Alternate Management Systems. Importantly, on December 2, 2016, the Marine Safety Center issued the first Coast Guard type approved Ballast Water Management System (“BWMS”), called the Optimarin Ballast System (there are currently type-approved BWTS from three manufacturers). With this issuance, it may become more difficult to receive compliance extensions and thus could result in significant costs to install an approved BWTS; however, existing extensions will continue to be honored through the stated extension date. Failure to comply with U.S. ballast water regulations, including installation of BWTS by September 8, 2017, could result in civil or criminal fines or penalties.

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

In 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage, or the Bunker Convention, which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime (but not exceeding the amount calculated in accordance with the Convention on Limitation of Liability for Maritime Claims of 1976, as amended, or the 1976 Convention). The Bunker Convention entered into force on November 21, 2008, and as of February 7, 2017, had 83 contracting states. In other jurisdictions liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

We have arranged, as necessary, increased value insurance for our vessels. With the increased value insurance, in case of total loss of the vessel, we will be able to recover the sum insured under the increased value policy in addition to the sum insured under the hull and machinery policy. Increased value insurance also covers excess liabilities that are not recoverable in full by the hull and machinery policies by reason of underinsurance. We do not expect to maintain loss of hire insurance for our vessels. Loss of hire insurance covers business interruptions that result in the loss of use of a vessel.

Protection and Indemnity Insurance: Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations, or P&I Associations, who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed terms and conditions.

Our fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $80.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $80.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.08 billion, or $3.08 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

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

Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks which nonetheless remain uninsured across our businesses are “loss of hire”, “strikes,” except in cases of loss of hire due to war or a piracy event, “defense,” and “credit risk. Specifically, Navios Holdings does not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, Navios Holdings arranges war loss of hire insurance to cover up to 270 days of detention/loss of time. There are no deductibles for the war loss of hire cover. We maintain strike insurance for our port terminal operations.

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

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G ADSs and Series H ADSs. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G ADSs and Series H ADSs). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety.

Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments” and “Item 8. Financial Information” in “Legal Proceedings”.

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

As of December 31, 2016, with respect to shore-side employees, Navios Holdings and its subsidiaries employed 196 employees in its Piraeus, Greece office, 11 employees in its New York office, seven employees in its Antwerp, Belgium office, three employees in its Monaco office and one employee in its Singapore office. Navios Logistics employs 48 employees in the Asuncion, Paraguay office, 20 employees at the port facility in San Antonio, Paraguay, 101 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 164 employees at the dry port facility in Uruguay, and 10 employees at Hidronave South American Logistics S.A.’s (“Hidronave”) Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates currently lease the following properties:

•	Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019.

•	Kleimar N.V. leases approximately 632 square meters for its offices, in Antwerp, Belgium, pursuant to a lease that expires in 2019.

•	Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets a portion of the 34th floor in the building located at 825 Third Avenue, New York, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed October 29, 2010 and expiring in 2019.

•	Navios Shipmanagement Inc., Navios Maritime Holdings Inc. and Navios Tankers Management Inc. lease office space in Monaco pursuant to a lease that expires in June 2018.

Navios Logistics and its subsidiaries currently lease, (or occupy as free zone users, as the case may be), the following premises:

•	CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facility, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended on multiple occasions, incorporating new plots of land until its final version dated March 4, 2016. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. The agreement expires on March 3, 2046, with a 20-year extension at Navios Logistics’ option, until 2066. Navios Logistics pays a fixed annual fee of approximately $0.3 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped until December 31, 2017 and of $0.25 per ton transshipped thereafter. Navios Logistics has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if it breaches the terms of the agreement, or labor laws and social security contributions, and if it commits illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Enresur, a Nueva Palmira Free Zone direct user, and in December 2014, Navios Logistics acquired Cartisur and Edolmix, both also Nueva Palmira Free Zone direct users. On March 4, 2016, the lands pertaining to Cartisur were assigned to CNSA.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2017.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2017.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

•	Merco Par S.A.C.I. leases some premises alongside the River Paraguay from Relámpago Servicios Import Export S.A. for docking purposes. This property has 380 meters of costal line, by 40 meters of front on the Paraguay River in Bañado Norte, Municipality of Blanco Cue, Asunción District, in Paraguay. The lease is valid until July 2018 and it is automatically renewable for two years.

•	Petrolera San Antonio S.A: leases some premises alongside the Paraguay River from Ingeniería Naval Especializada S.R.L. (INAVE), located on Blanco Cué. The lease is valid until June 2018.

CNSA owns premises in Montevideo, Uruguay. This space is approximately 112 square meters and is located at Juan Carlos Gomez 1445, Oficina 701, Montevideo 1100, Uruguay.

Petrolera San Antonio S.A. owns the premises from which it operates in Avenida San Antonio, Paraguay. This space is approximately 146,744 square meters and is located between Avenida San Antonio and Virgen de Caacupe, San Antonio, Paraguay.

Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,208 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

C. Organizational structure

Navios Holdings and/or its subsidiaries maintain offices in Monaco, Piraeus, Greece, Antwerp, Belgium, New York and Singapore. Navios Holdings’ corporate structure is functionally organized: commercial ship management and risk management are conducted through Navios Corporation and its wholly-owned subsidiaries, while the operation and technical management of Navios Holdings’ owned vessels are conducted through wholly-owned subsidiaries of Navios Holdings. Navios Logistics maintains offices in Buenos Aires, Argentina, Asuncion, Paraguay, Montevideo, Uruguay and Corumba, Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and pushboats through its wholly-owned subsidiaries. Navios Logistics also owns the Nueva Palmira port and transfer facility indirectly through its Uruguayan subsidiary, CNSA, and the San Antonio port facility through its Paraguayan subsidiary, Petrolera San Antonio S.A.

As of December 31, 2016, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure as of December 31, 2016.

Subsidiaries included in the consolidation:

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2016	2015	2014
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	5/19 – 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	5/19 – 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 – 12/31	1/1 – 12/31	5/19 – 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 – 12/31	6/4 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 – 12/31	11/24 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/12 - 12/31	—	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/12 - 12/31	—	—
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/12 - 12/31	10/9 – 12/31	—
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/12 - 12/31	10/9 – 12/31	—
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	11/2 - 12/31	—	—

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2016 was 20.0%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2016 was 46.1%,); (iii) Acropolis (economic interest as of December 31, 2016 was 35.0%); (iv) Navios Europe I and its subsidiaries (economic interest as of December 31, 2016 was 47.5%); and Navios Europe II and its subsidiaries (economic interest as of December 31, 2016 was 47.5%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2016, 2015 and 2014. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America, serving its customers in the Hidrovia region through two port storage and transfer facilities, one for agricultural, forest and mineral-related exports and the other for refined petroleum products. Navios Logistics complements its two port terminals with a diverse fleet of 339 barges and pushboats (including three pushboats to be delivered) and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker to be delivered which operate in its cabotage business. Navios Holdings currently owns 63.8% of Navios Logistics.

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

On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings. As of December 31, 2016, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.4% and its economic interest in Navios Acquisition was 46.1%.

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

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Midstream General Partner, a wholly-owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream. As of December 31, 2016, Navios Acquisition had 59.9% economic interest and Navios Holdings had indirect economic interest of 27.6% (through its ownership in Navios Acquisition) and no direct equity interest.

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

Generally, this chartering policy had the effect of generating Time Charter Equivalents (“TCE”) that were higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $11,630 per day for the year ended December 31, 2016. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. These rates exclude gains and losses from FFAs. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage of its owned vessels and long-term chartered fleet will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

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

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 66 operating vessels totaling 6.7 million deadweight tons and has an average age of 8.0 years. The employment profile of the fleet as of April 3, 2017 is reflected in the tables below. Navios Holdings has currently fixed 28.3% excluding index-linked charters of available days for the next nine months of 2017 of its fleet (excluding vessels which are utilized to fulfill COAs). Although the fees as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	7,125	No	07/2017
Navios Ionian (13)	Ultra Handymax	2000	52,067	6,650	No	08/2017
Navios Horizon	Ultra Handymax	2001	50,346	5,700	No	04/2017
Navios Herakles	Ultra Handymax	2001	52,061	9,025	No	09/2017
Navios Achilles	Ultra Handymax	2001	52,063	7,410	No	08/2017
Navios Vector	Ultra Handymax	2002	50,296	8,550	No	08/2017
Navios Meridian	Ultra Handymax	2002	50,316	8,788	No	04/2017
Navios Mercator	Ultra Handymax	2002	53,553	4,750	No	05/2017
Navios Arc	Ultra Handymax	2003	53,514	7,268	No	07/2017
Navios Hios	Ultra Handymax	2003	55,180	—	Pool earnings + 4%	05/2017
Navios Kypros	Ultra Handymax	2003	55,222	—	Pool earnings + 4%	05/2017
Navios Astra	Ultra Handymax	2006	53,468	6,650	No	07/2017
Navios Ulysses	Ultra Handymax	2007	55,728	—	Pool earnings + 4%	05/2017
Navios Celestial	Ultra Handymax	2009	58,063	11,400	No	08/2017
Navios Vega	Ultra Handymax	2009	58,792	—	Pool earnings + 7%	05/2017
Navios Magellan	Panamax	2000	74,333	6,650	No	11/2017
Navios Star	Panamax	2002	76,662	7,952 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	06/2017 12/2018
Navios Northern Star	Panamax	2005	75,395	5,510	No	04/2017
Navios Amitie	Panamax	2005	75,395	7,567 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	06/2017 12/2018
Navios Taurus	Panamax	2005	76,596	9,690	No	11/2017
Navios Asteriks	Panamax	2005	76,801	4,054 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	06/2017 11/2018
N Amalthia	Panamax	2006	75,318	6,364 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	06/2017 12/2018
Navios Galileo	Panamax	2006	76,596	7,086 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	06/2017 12/2018
N Bonanza	Panamax	2006	76,596	4,054 —	No 100% of average Panamax Index 4TC Routes less $2,488/day	06/2017 11/2018
Navios Avior	Panamax	2012	81,355	7,838	No	07/2017
Navios Centaurus	Panamax	2012	81,472	6,406 —	No 110% of average Panamax Index 4TC Routes less adjustment to be based on index formula	04/2017 12/2018
Navios Sphera	Panamax	2016	84,872	7,715 —	No 123% of average Panamax Index 4TC Routes less adjustment to be based on index formula	04/2017 01/2019
Navios Stellar	Capesize	2009	169,001	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017
Navios Bonavis	Capesize	2009	180,022	15,540 —	No 106.5% Weighted Average Baltic Capesize 5TC Index Routes, with minimum floor rate $4,500	04/2017 01/2018
Navios Happiness	Capesize	2009	180,022	12,350 —	No 106% Weighted Average Baltic Capesize 5TC Index Routes	04/2017 04/2018

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Phoenix	Capesize	2009	180,242	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	08/2017
Navios Lumen	Capesize	2009	180,661	5,083 —	No 108% Weighted Average Baltic Capesize 5TC Index Routes	04/2017 03/2018
Navios Antares	Capesize	2010	169,059	—	98.25% Weighted Average Baltic Capesize C5 Index Routes	07/2017
Navios Etoile	Capesize	2010	179,234	9,025	No	01/2018
Navios Bonheur	Capesize	2010	179,259	—	98.25% Weighted Average Baltic Capesize C5 Index Routes	07/2017
Navios Altamira	Capesize	2011	179,165	—	$9,480 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	09/2017
Navios Azimuth	Capesize	2011	179,169	5,083	No	04/2017
Navios Ray	Capesize	2012	179,515	12,615 —	No $4,500 + 52% Weighted Average Baltic Capesize 5TC Index Routes	04/2017 02/2018
Navios Gem	Capesize	2014	181,336	16,947 —	No 120% Weighted Average Baltic Capesize 5TC Index Routes	04/2017 04/2018
Navios Mars	Capesize	2016	181,259	—	$11,455 adjusted for 50% Pool Earnings or Weighted Average Baltic Capesize 5TC Index Routes	10/2017

Long-term Chartered-in Vessels

The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for the next nine months of 2017 is estimated at $12,471/day. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for the next nine months of 2017 are 6,600 days.

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	6,175		05/2017
Navios Primavera	Ultra Handymax	2007	53,464	Yes		8,788		04/2017
Mercury Ocean	Ultra Handymax	2008	53,452	No		7,600		08/2017
Kouju Lily	Ultra Handymax	2011	58,872	No		8,550		08/2017
Navios Oriana	Ultra Handymax	2012	61,442	Yes		—	(5)	03/2018
Navios Mercury	Ultra Handymax	2013	61,393	Yes		—	(6)	05/2017
Navios Venus	Ultra Handymax	2015	61,339	Yes		10,588 —	(5)	06/2017 03/2018
Osmarine	Panamax	2006	76,000	No		7,125		07/2017
Navios Aldebaran	Panamax	2008	76,500	Yes		6,508		04/2017
KM Imabari	Panamax	2009	76,619	No		8,313		10/2017
Navios Marco Polo	Panamax	2011	80,647	Yes		—	(7)	09/2018
Navios Southern Star	Panamax	2013	82,224	Yes		10,093 —	(8)	04/2017 02/2018
Sea Victory	Panamax	2014	77,095	Yes		4,957 —	(9)	06/2017 11/2018
Navios Amber	Panamax	2015	80,994	Yes		7,390 —	(11)	04/2017 01/2019
Navios Sky	Panamax	2015	82,056	Yes		7,403 —	(10)	04/2017 03/2019
Navios Coral	Panamax	2016	84,904	Yes		10,670 —	(14)	06/2017 01/2018
Navios Citrine	Panamax	2017	81,626	Yes		7,600		06/2017
Navios Dolphin	Panamax	2017	81,630	Yes		7,600		06/2017
Equator Prosper	Capesize	2000	170,000	No		7,600		05/2017
Pacific Explorer	Capesize	2007	177,000	No		11,500 —	(15)	04/2017 01/2018
King Ore	Capesize	2010	176,800	Yes				—
Navios Koyo	Capesize	2011	181,415	Yes		—	(12)	03/2018
Navios Obeliks	Capesize	2012	181,415	Yes				—
Dream Canary	Capesize	2015	180,528	Yes		9,975		12/2017
Dream Coral	Capesize	2015	181,249	Yes		12,350		02/2018
Navios Felix	Capesize	2016	181,221	Yes		—	(16)	11/2017

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	110% of average Baltic Supramax 52 Index Routes.
(6)	Based on Pool Earnings + 18%.
(7)	113% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(8)	115% of average Baltic Panamax Index 4TC Routes.
(9)	114% of average Baltic Panamax Index 4TC Routes less $2,488/day.
(10)	115% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(11)	120% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(12)	115% of average Baltic Capesize Index 5TC Routes.
(13)	Agreed to be sold.
(14)	120.5% of average Baltic Panamax Index 4TC Routes.
(15)	$5,000 + 53% of weighted average Baltic Capesize Index 5TC Routes.
(16)	120% of weighted average Baltic Capesize Index 5TC Routes.

Recent Developments

On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

On February 10, 2017, a New York arbitration tribunal ruled in favor of Navios Logistics on a dispute with Vale regarding the termination date of a COA contract. Vale has been ordered to pay Navios Logistics $21.5 million, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount was received in March 2017.

On February 21, 2017, Navios Holdings agreed to transfer to Navios Partners its participation in Navios Revolving Loans I and Navios Term Loans I, both relating to Navios Europe I for a consideration of $4.05 million in cash and 13,076,923 newly issued common units of Navios Partners. Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $0.5 million. The transactions closed on March 17, 2017.

In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1.1 million to be paid in cash. Sale price will be received in installments through 2023.

On March 16, 2017, Navios Holdings agreed to sell to an unrelated third party the “Navios Ionian”, a 2000 built Japanese dry bulk vessel of 52,067 dwt, for a total net sale price of $5.3 million to be paid in cash, with delivery expected in August 2017.

On March 20, 2017, Navios Partners announced that it has closed an offering of 47,795,000 common units at $2.10 per common unit, raising approximately $100.0 million of gross proceeds. Navios Holdings acquired 975,408 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $2.0 million.

On March 21, 2017, Navios Holdings announced that it commenced an offer to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. For every Series G surrendered, the Company offered 8.25 shares of common stock, with a value of $14.61 (as of March 20, 2017) and for Series H surrendered, the Company offered 8.11 shares of common stock, with a value of $14.36 (as of March 20, 2017). On April 19, 2017, Navios Holdings announced the completion of the exchange offer. A total of 766 Series G and Series H were validly tendered, representing an aggregate nominal value of approximately $1.9 million. Navios Holdings issued a total of 625,815 shares of common stock.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of €12.4 million ($13.1 million). Pursuant to this acquisition, Navios Logistics has secured a credit from the shipbuilder to finance of up to 50% of the purchase price, with a maximum of €6.2 million ($6.5 million), to be repaid in 24 equal monthly installments after delivery of the vessel, plus 6.75% interest per annum. The vessel is expected to be delivered in the first quarter of 2018.

On March 30, 2017, Navios Logistics inaugurated its newly completed iron ore transshipment and storage facility in the Nueva Palmira Free Zone, Uruguay.

The Company has revised its previously announced financial results for the year ended December 31, 2016, filed in this Annual Report, by a $228.0 million impairment loss relating to its equity investments in Navios Acquisition and Navios Partners, and wrote down these equity investments to their closing trading price as of December 31, 2016 which was $1.70 and $1.41, respectively, according to the corresponding accounting guidance and below their current trading levels, of $1.72 and $2.08 as of April 24, 2017, respectively. Over the past couple of months until the date of this filing, the Company’s equity investments in Navios Partners and Navios Acquisition have continued to be negatively affected by low stock prices compared to their carrying values. Despite the overall positive shipping market sentiment that led Navios Partners to a Term Loan B $405.0 million refinancing and an equity raising of $100.0 million during the first quarter of 2017 as well as positive year end 2016 results for Navios Acquisition, these companies’ stock trading prices failed to reflect these positive developments, thereby leading Navios Holdings to an impairment loss. As a consequence, the Company has reassessed the carrying value of its equity investments in these two publicly-traded companies as part of its filing of its Annual Report and recorded a total loss of $228.0 million of which $144.4 million relate to Navios Acquisition and $83.6 million relate to Navios Partners. This impairment loss in investment in affiliates is a non-recurring item on the Company’s consolidated statements of comprehensive (loss) / income for the year ended December 31, 2016, without impacting the Company’s cash or liquidity.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board may deem advisable.

Navios Acquisition

On March 14, 2017, Navios Holdings received $3.6 million from Navios Acquisition representing the cash dividend for the fourth quarter of 2016.

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

Navios Holdings believes that the important measures for analyzing trends in its results of operations include the following:

•	Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.7 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•	Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including lack of demand or unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

•	Fleet utilization: Fleet utilization is obtained by dividing the number of operating days during a period by the number of available days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs or repairs under guarantee, vessel upgrades, special surveys or vessel positioning.

•	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts, while charter hire rates for vessels on time charters generally are expressed in such amounts.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

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

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 8.0 years. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

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

Period over Period Comparisons

For the year ended December 31, 2016 compared to the year ended December 31, 2015

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2016 and 2015, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2016 and 2015.

(In thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue	$419,782	$480,820
Administrative fee revenue from affiliates	21,799	16,177
Time charter, voyage and logistics business expenses	(175,072)	(247,882)
Direct vessel expenses	(127,396)	(128,168)
General and administrative expenses incurred on behalf of affiliates	(21,799)	(16,177)
General and administrative expenses	(25,295)	(34,183)
Depreciation and amortization	(113,825)	(120,310)
Provision for losses on accounts receivable	(1,304)	(59)
Interest income	4,947	2,370
Interest expense and finance cost	(113,639)	(113,151)
Gain on bond and debt extinguishment	29,187	—
Other income	18,175	4,840
Other expense	(11,665)	(34,982)

Loss before equity in net earnings of affiliated companies	$(96,105)	$(190,705)
Equity/(loss) in net earnings of affiliated companies	(202,779)	61,484

Loss before taxes	$(298,884)	$(129,221)
Income tax (expense)/ benefit	(1,265)	3,154

Net loss	$(300,149)	$(126,067)
Less: Net (income)/loss attributable to the noncontrolling interest	(3,674)	(8,045)

Net loss attributable to Navios Holdings common stockholders	$(303,823)	$(134,112)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2016 and 2015 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2016	2015
FLEET DATA
Available days	21,908	23,787
Operating days	21,742	23,453
Fleet utilization	99.2%	98.6%
Equivalent vessels	60	65
AVERAGE DAILY RESULTS
TCE	$8,220	$7,846

During the year ended December 31, 2016, there were 1,879 less available days as compared to 2015, due to a decrease in charter-in fleet available days by 2,895 days. This decrease was partially mitigated an increase in owned vessels available days by 1,016 days, mainly due to the delivery of Navios Sphera and Navios Mars in the first quarter of 2016. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2016 was $8,220 per day, $374 per day higher than the rate achieved in 2015. This was due primarily to decreased voyage expenses in 2016 as compared to 2015, partially mitigated by the decline in the freight market during 2016 as compared to 2015.

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2016 was $199.5 million as compared to $229.8 million for the same period during 2015. The decrease in dry bulk revenue was mainly (i) a decrease in available days of our fleet by 1,879 days, mainly due to a decrease in short-term charter-in fleet available days; and (ii) the decrease in the freight market.

Revenue from the logistics business was $220.3 million for the year ended December 31, 2016 as compared to $251.0 million for the year ended December 31, 2015. The decrease of $30.7 million was mainly attributable to (i) a $10.7 million decrease in the cabotage business mainly attributable to a decrease in the available days of the cabotage fleet; (ii) a $9.2 million decrease in sales of products attributable to the decreased volume and sale price of the products sold at the Paraguayan liquid port terminal; (iii) a $6.1 million decrease in the port terminal business mainly attributable to a decrease in products transported at the dry port terminal; and (iv) a $4.7 million decrease in the barge business.

Administrative Fee Revenue from Affiliates: Administrative fee revenue from affiliates increased by $5.6 million, or 34.8%, to $21.8 million for the year ended December 31, 2016, as compared to $16.2 million for the year ended December 31, 2015. See general and administrative expenses incurred on behalf of affiliates and general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $72.8 million or 29.4% to $175.1 million for the year ended December 31, 2016, as compared to $247.9 million for the year ended December 31, 2015.

Time charter and voyage expenses from dry bulk operations decreased by $62.0 million, or 34.9%, to $115.5 million for the year ended December 31, 2016, as compared to $177.5 million for the year ended December 31, 2015. This was primarily due to (i) the decrease in charter-in days (as discussed above); and (i) a decrease in voyage expenses mainly relating to fuel expenses.

Of the total expenses for the years ended December 31, 2016 and 2015, $59.6 million and $70.4 million, respectively, related to Navios Logistics. The decrease of $10.8 million in time charter, voyage and logistics business was mainly due to (i) a $8.8 million decrease in the port terminal business mainly attributable to the decline in both the volume and the price of the products sold at the liquid port terminal in Paraguay; (ii) a $1.4 million decrease in the barge business mainly attributable to lower prices of fuel expense; and (iii) a $0.6 million decrease in the cabotage business mainly attributable to the decrease in the number of available days of Navios Logistics’ fleet.

Direct Vessel Expenses: Direct vessel expenses decreased by $0.8 million, or 0.6%, to $127.4 million for the year ended December 31, 2016, as compared to $128.2 million for the year ended December 31, 2015. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations increased by $5.3 million, or 11.4%, to $51.4 million for the year ended December 31, 2016, as compared to $46.1 million for the year ended December 31, 2015. This increase was mainly attributable to (i) an increase in owned vessels available days due to the delivery of Navios Sphera and Navios Mars in the first quarter of 2016; (ii) an increase in crew expenses; (ii) an increase in spares expenses; and (iii) an increase in sundry general expenses.

Of the total amounts of direct vessel expenses for the years ended December 31, 2016 and 2015, $76.0 million and $82.0 million, respectively, related to the Logistics Business. The decrease of $6.0 million in direct vessel expenses was mainly due to (i) a $8.2 million decrease in cabotage business mainly attributable to a decrease in the cabotage fleet’s available days and a decrease in crew costs; and (ii) a $0.4 million decrease in amortization of deferred drydock and special survey costs of the Navios Logistics’ fleet. This decrease was partially mitigated by a $2.6 million increase in direct vessel expenses of the barge business mainly attributable to increased repairs and maintenance and crew costs.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $5.6 million, or 34.8%, to $21.8 million for the year ended December 31, 2016, as compared to $16.2 million for the year ended December 31, 2015. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Administrative fee revenue from affiliates	$(21,799)	$(16,177)
General and administrative expenses incurred on behalf of affiliates	21,799	16,177
General and administrative expenses	25,295	34,183
(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Dry bulk Vessel Operations	$11,001	$20,175
Logistics Business	14,294	14,008

General and administrative expenses	$25,295	$34,183

The decrease in general and administrative expenses by $8.9 million, or 26.0%, to $25.3 million for the year ended December 31, 2016, as compared to $34.2 million for the year ended December 31, 2015, was mainly attributable to (i) a $6.4 million decrease in payroll and other related costs; (ii) a $1.0 million decrease in professional, legal and audit fees; (iii) a $1.8 million decrease in other administrative expenses, including office expenses; partially mitigated by a $0.3 million increase attributable to the Logistics Business.

Depreciation and Amortization: For the year ended December 31, 2016, depreciation and amortization decreased by $6.5 million to $113.8 million, as compared to $120.3 million for the year ended December 31, 2015. The decrease was primarily due to the net effect of (i) the increase in depreciation and amortization of dry bulk vessels by $2.9 million, mainly due to the delivery of Navios Mars and Navios Sphera in January 2016; (ii) a decrease in the amortization of favorable and unfavorable lease balances by $8.1 million, mainly attributable to the re-delivery of two vessels to their headowners in the fourth quarter of 2015, the re-delivery to the headowners of one vessel in the third quarter of 2016 and the subsequent write-off of their purchase option, favorable and unfavorable lease balances; and (iii) a decrease in depreciation and amortization of the logistics business by $1.3 million.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2016, provision for losses on accounts receivable increased by $1.2 million to $1.3 million, as compared to $0.1 million for the year ended December 31, 2015. The increase was mainly attributable to the logistics business.

Interest Income: Interest income increased by $2.5 million to $4.9 million for the year ended December 31, 2016, as compared to $2.4 million for the same period in 2015, mainly due to (i) a $1.7 million increase of interest income from Navios Europe I and Navios Europe II; (ii) a $0.6 million increase of interest income from Navios Partners under the Navios Partners Credit Facility (as defined herein); and (ii) $0.2 million increase in interest income of the logistics business, mainly due to higher income from short-term deposits.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2016 increased by $0.4 million, or 0.4%, to $113.6 million, as compared to $113.2 million in the same period of 2015. This increase was due to (i) a $3.3 million increase in interest expense and finance cost of the dry bulk vessel operations, mainly attributable to the new loans concluded during 2016 and the decrease in the amount of interest capitalized following the delivery of Navios Mars and Navios Sphera, partially mitigated by a decrease in interest expense due to the repurchase of $58.9 million of the 2019 Notes; and (ii) a $2.9 million decrease in interest expense and finance cost of the logistics business.

Gain on bond and debt extinguishment: During the year ended December 31, 2016, the Company repurchased $58.9 million of the 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off. During October 2016, the Company prepaid one of its secured credit facilities which had an outstanding balance of $15.3 million, using $13.8 million in cash, thus achieving a $1.5 million benefit to nominal value.

Other Income: Other income increased by $13.4 million to $18.2 million for the year ended December 31, 2016, as compared to $4.8 million for the year ended December 31, 2015. The increase was due to a $13.9 million increase in other income of dry bulk vessels operations and a $0.5 million decrease in other income of the logistics business.

The increase in other income of the dry bulk vessels operations is mainly due to (i) a $14.9 million increase in other income relating to the early redelivery of one vessel during the first quarter of 2016; and (ii) a $0.4 million increase in miscellaneous other income. This increase was partially offset by a $1.4 million decrease in gains from foreign exchange differences.

Other Expense: Other expense decreased by $23.3 million to $11.7 million for the year ended December 31, 2016, as compared to $35.0 million for the year ended December 31, 2015. This decrease was due to a $19.2 million decrease in other expense of dry bulk vessels operations and a $4.1 million decrease in other expense of the logistics business.

The decrease in other expense of dry bulk vessels operations is mainly due to (i) a $18.8 million expense relating to claims under the Navios Partners Guarantee (as defined below) initially recorded in 2015, (ii) a $0.1 million decrease in losses from foreign exchange differencies; and (iii) a $1.7 million decrease in other miscellaneous expenses. This decrease was partially mitigated by a $1.4 million decrease in the reclassification to earnings of available-for-sale securities for an “other-than-temporary” impairment during 2016 compared to last year. The decrease in other expense of the logistics business was mainly due to a decrease in taxes other-than-income taxes.

Equity/(loss) in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $264.3 million to $202.8 million loss for the year ended December 31, 2016, as compared to $61.5 million income for the same period in 2015. This decrease was mainly due to (i) a $83.6 million OTTI loss relating to its investment in Navios Partners recognised during the year ended December 31, 2016; (ii) a $144.4 million OTTI loss relating to its investment in Navios Acquisition recognised during the year ended December 31, 2016; (iii) a $35.5 million decrease in equity method income; and (iv) a $0.8 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $35.5 million decrease in equity method income was mainly due to (i) a $20.7 million decrease in equity method income from Navios Partners; (ii) $13.5 million decrease in equity method income from Navios Acquisition; and (iii) a $1.3 million decrease in equity method income from Navios Europe I and Navios Europe II.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Item 7.B. Related Party Transactions”).

Income Tax Benefit/(Expense): Income tax benefit decreased by $4.5 million to $1.3 million expense for the year ended December 31, 2016, as compared to a $3.2 million benefit for the year ended December 31, 2015. The change in income tax was mainly attributable to Navios Logistics due to the effect of the pre-tax gains of certain subsidiaries of the barge business.

Net (Income)/ Loss Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $4.3 million to $3.7 million income for the year ended December 31, 2016, as compared to $8.0 million for the same period in 2015. This decrease was mainly attributable to logistics business net income for the year ended December 31, 2016 compared to the same period in 2015.

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

Of the total expenses for the years ended December 31, 2015 and 2014, $70.4 million and $105.7 million, respectively, related to Navios Logistics. The decrease of $35.3 million in time charter, voyage and logistics business was mainly due to (i) a $20.6 million decrease in the port terminal business mainly attributable to the decline in both the volume and the price of the products sold at the liquid port terminal in Paraguay; and (ii) a $15.5 million decrease in the barge business mainly attributable to lower fuel expenses due to a decrease in the number of voyages under CoA contracts. This overall decrease was partially mitigated by a $0.8 million increase in the cabotage business mainly attributable to increased voyage expense.

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

Of the total amounts of direct vessel expenses for the years ended December 31, 2015 and 2014, $82.0 million and $78.0 million, respectively, related to the Logistics Business. The increase of $4.0 million in direct vessel expenses was mainly due to (i) a $1.5 million increase in the amortization of deferred drydock and special survey costs; and (ii) a $9.1 million increase in direct vessel expenses of the cabotage business mainly attributable to the increase in the cabotage fleet’s available days and an increase in crew costs. This increase was partially mitigated by a $6.6 million decrease in direct vessel expenses of the barge business, mainly attributable to lower repairs and maintenance and crew costs.

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

The increase in other expense of dry bulk vessels operations is mainly due to a $18.8 million increase in claims under the Navios Partners Guarantee (as defined below) during 2015. This increase was partially mitigated by (i) a $9.7 million decrease in expense relating to the reclassification to earnings of available-for-sale securities for an “other-than-temporary” impairment during 2015 compared to last year; and (ii) a $1.6 million decrease in miscellaneous other expense. The increase in other expense of the logistics business was mainly due to an increase in taxes other-than-income taxes.

The increase in other expense of dry bulk vessels operations is mainly due to (i) a $11.5 million expense relating to the reclassification to earnings of available-for-sale securities for an “other-than-temporary” impairment; and (ii) a $0.6 million increase in miscellaneous other expenses. The increase in other expense of the logistics business was mainly due to an increase in taxes other-than-income taxes.

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

Income Tax Benefit/ (Expense): Income tax benefit increased by $3.3 million to $3.2 million benefit for the year ended December 31, 2015, as compared to a $0.1 million expense for the year ended December 31, 2014. The total change in income tax was attributable to Navios Logistics mainly due to the effect of the pre-tax losses of certain subsidiaries of the barge business and lower pre-tax profit in the cabotage business.

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for approximately $220.3 million, or 52.5%, of our revenue, $5.4 million net income of our total net loss and approximately $63.3 million of Adjusted EBITDA for the year ended December 31, 2016. Our non-guarantor subsidiaries accounted for approximately $251.0 million, or 52.2%, of our revenue, $16.2 million, or 12.1%, of our total net loss and approximately $74.4 million, or 66.0%, of Adjusted EBITDA, in each case, for the year ended

December 31, 2015. Our non-guarantor subsidiaries accounted for approximately $268.8 million, or 47.2%, of our revenue, $7.0 million, or 12.5%, of our total net loss and approximately $51.2 million, or 29.0%, of Adjusted EBITDA, in each case, for the year ended December 31, 2014.

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

The following table presents cash flow information for each of the years ended December 31, 2016, 2015 and 2014.

(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Net cash provided by operating activities	$36,920	$43,478	$56,323
Net cash used in investing activities	(150,565)	(36,499)	(244,888)
Net cash provided by/ (used in) financing activities	86,225	(91,123)	248,290

(Decrease)/increase in cash and cash equivalents	(27,420)	(84,144)	59,725
Cash and cash equivalents, beginning of year	163,412	247,556	187,831

Cash and cash equivalents, end of year	$135,992	$163,412	$247,556

Cash provided by operating activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by operating activities decreased by $6.6 million to $36.9 million for the year ended December 31, 2016, as compared to $43.5 million for the year ended December 31, 2015. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Net loss	$(300,149)	$(126,067)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	113,825	120,310
Amortization and write-off of deferred financing costs	5,653	4,524
Amortization of deferred drydock and special survey costs	13,768	13,340
Provision for losses on accounts receivable	1,304	59
Share based compensation	3,446	5,591
Gain on bond and debt extinguishment	(29,187)	—
Income tax (benefit)/expense	1,265	(3,154)
Realized holding loss on investments in-available-for-sale-securities	345	1,782
Equity/loss in affiliates, net of dividends received	219,417	(30,398)

Net income/ (loss) adjusted for non-cash items	$29,687	$(14,013)

Accounts receivable, net, increased by $1.0 million, from $64.8 million at December 31, 2015 to $65.8 million at December 31, 2016. The increase was primarily due to (i) a $6.8 million increase in accounts receivable of Navios Logistics mainly attributable to the receivables of the barge business; and (ii) a $0.6 million increase in accrued voyage income and expenses in dry bulk operations business. The increase was partially mitigated by a $6.4 million decrease in accounts receivable from charterers and other receivables in dry bulk operations business.

Amounts due from/(to) affiliate companies, including current and non-current portion, increased by $12.2 million from $3.1 million payable for the year ended December 31, 2015 to $15.3 million payable for the year ended December 31, 2016. This increase was due to (a) a $19.2 million net increase in payable of management and administrative fees, other expenses and reimbursement for drydocking costs; and (b) a $7.0 million increase in balances relating to Navios Europe I and Navios Europe II.

Inventories increased by $4.1 million, from $24.4 million at December 31, 2015 to $28.5 million at December 31, 2016. The increase was primarily due to (i) a $2.0 million increase in inventories of Navios Logistics mainly attributable to an increase in inventories in the liquid port in Paraguay; and (ii) a $2.1 million increase in inventories on board of our dry bulk vessels.

Prepaid expenses and other current assets increased by $4.8 million, from $24.1 million at December 31, 2015 to $28.9 million at December 31, 2016. The increase was primarily due to (i) a $4.5 million increase in advances for working capital under our pooling arrangements; and (ii) a $3.6 million increase in prepaid expenses and other current assets of Navios Logistics. This increase was partially mitigated by (i) a $1.7 million decrease in accounts receivable claims; (ii) a $1.4 million decrease in prepaid voyage and operating costs; and (iii) a $0.2 million decrease in other assets.

Other long term assets decreased by $0.9 million, from $3.5 million at December 31, 2015 to $2.6 million at December 31, 2016. The decrease was primarily due to (i) a $0.7 million decrease in long-term assets from dry bulk operations; and (ii) a $0.2 million decrease in other long-term assets of Navios Logistics.

Accounts payable increased by $12.9 million, from $72.6 million at December 31, 2015 to $85.5 million at December 31, 2016. The increase was primarily due to (i) a $13.1 million increase in accounts payable relating to utilities and other service providers, legal and audit services; (ii) a $4.9 million increase in accounts payable to bunkers, lubricants and other suppliers; and (iii) a $3.6 million increase in accounts payable of Navios Logistics. This increase was partially mitigated by (i) a $6.7 million decrease in accounts payable relating to brokers and other accounts payable; (ii) a $1.7 million decrease in accounts payable to headowners; and (iii) a $0.3 million decrease in port agents payable.

Accrued expenses and other liabilities decreased by $11.4 million to $91.7 million at December 31, 2016 from $103.1 million at December 31, 2015. The decrease was primarily due to (i) a $8.8 million decrease in claims submitted under the Navios Partners Guarantee (as defined below); (ii) a $3.1 million decrease in accrued dividends; (iii) a $1.1 million decrease in accrued voyage expenses; (iv) a $1.3 million decrease in accrued direct vessel expenses; (v) a $1.4 million decrease in accrued interest; and (vi) a $1.4 million decrease in other accrued expenses and other liabilities. The decrease was partially mitigated by (i) a $4.2 million increase in accrued payroll; (ii) a $1.0 million increase in accrued estimated losses on uncompleted voyages; and (iii) a $0.5 million increase in accrued expenses of Navios Logistics.

Deferred income and cash received in advance decreased by $4.3 million to $9.2 million at December 31, 2016 from $13.5 million at December 31, 2015. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The decrease was primarily due to (i) a $1.7 million decrease in deferred freight; and (ii) a $2.7 million decrease in deferred income of Navios Logistics, partially mitigated by a $0.1 million increase in the current portion of deferred gain from the sale of assets to Navios Partners.

Other long term liabilities and deferred income increased by $22.5 million to $43.4 million at December 31, 2016 from $20.9 million at December 31, 2015. The increase was primarily due to (i) a $13.2 million increase in claims submitted under the Navios Partners Guarantee (as defined below); (ii) a $11.0 million increase in payable related to our long-term charter-in fleet; and (iii) a $0.2 million increase in other long term payables. This increase was partially offset by a $1.9 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners.

Cash used in investing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Cash used in investing activities was $150.6 million for the year ended December 31, 2016, as compared to $36.5 million for the same period of 2015.

83

Cash used in investing activities for the year ended December 31, 2016 was the result of: (i) $60.1 million in payments relating to the acquisition of two bulk carrier vessels delivered in January 2016; (ii) a $4.3 million loan to Navios Europe II; (iii) $0.3 million in payments in other fixed assets; (iv) $5.3 million proceeds from the sale of available-for-sale securities; and (v) $91.2 million in payments made by Navios Logistics described as follows: (a) $85.6 million in payments for the expansion of the dry port terminal; (b) $1.3 million in payments for the construction of three new pushboats; and (c) $4.3 million in payments for improvements and purchase of other fixed assets.

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

Cash provided by/ (used in) financing activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Cash provided by financing activities was $86.2 million for the year ended December 31, 2016, as compared to $91.1 million used in financing activities for the same period of 2015.

Cash provided by financing activities for the year ended December 31, 2016 was the result of (i) $54.7 million of loan proceeds (net of $1.3 million finance fees) to finance the acquisition of two bulk carrier vessels and to refinance another one; (ii) $48.4 million of proceeds from the Navios Acquisition Loan; (iii) a $11.0 million decrease in restricted cash relating to loan repayments and security under certain credit facilities; and (iv) $60.3 million loan proceeds from Navios Logistics. Cash provided by financing activities was partially mitigated by (i) $30.7 million of payments for the repurchase of 2019 Notes; (ii) $9.3 million payment related to the Tender Offer for the redemption of preferred stock; (iii) $40.7 million of payments performed in connection with the Company’s outstanding indebtedness, of which $21.6 million related to scheduled repayment installments for the year 2016, $13.8 million related to the refinancing of one of our secured credit facilities and $5.3 million related to the balloon payments originally due in 2019 and 2020; (iv) $3.7 million of dividends paid to the Company’s stockholders; (v) $0.8 million in payments for the acquisition of treasury stock; and (vi) $3.0 million relating to payments for capital lease obligations.

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

Cash provided by operating activities for the year ended December 31, 2015 as compared to the year ended December 31, 2014:

Net cash provided by operating activities decreased by $12.8 million to $43.5 million for the year ended December 31, 2015, as compared to $56.3 million for the year ended December 31, 2014. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items which may be analyzed in detail as follows:

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

Deferred income and cash received in advance increased by $1.1 million to $13.5 million at December 31, 2015 from $12.4 million at December 31, 2014. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The increase was primarily due to (i) a $0.8 million increase in deferred freight; and (ii) a $1.0 million increase in deferred income of Navios Logistics, partially mitigated by a $0.7 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners.

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

Cash used in investing activities for the year ended December 31, 2014 was the result of (i) $2.2 million used to purchase general partner units in Navios G.P. LLC, the general partner of Navios Partners (“General Partner”) following Navios Partners’ common equity offering in February 2014; (ii) $22.1 million in payments relating to deposits for the acquisition of two bulk carrier vessels delivered in January of 2016; (iii) $5.1 million outflow relating to Navios Acquisition’s long term receivable; (iv) a $4.5 million loan to Navios Europe; (v) $123.5 million in payments for the acquisition of the N Bonanza, the Navios Gem and the Navios Ray in January, June and November 2014, respectively; (vi) $10.2 million relating to the acquisition of Edolmix and Cartisur (both acquisitions of intangible assets) by Navios Logistics; (vii) $0.2 million of payments in other fixed assets; and (viii) $91.7 million of payments in fixed assets by Navios Logistics as follows: (a) $6.9 million for the construction of three new pushboats; (b) $3.7 million for the acquisition and transport of three pushboats delivered in the first quarter of 2014; (c) $52.7 million for the construction and transport of new dry barges; (d) $16.3 million for dredging works related to the expansion of the dry port in Uruguay; (e) $5.5 million in payments for the acquisition of a second-hand bunker vessel, including relocation costs; (f) $0.7 million in payments for the construction of a new conveyor belt in Nueva Palmira; and (g) $5.9 million for the purchase of other fixed assets. The above were partially offset by $14.6 million in dividends received from Navios Acquisition.

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

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) provision for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as a principal indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

For a reconciliation of cash flows from operating activities to Adjusted EBITDA refer to “Item 3. Key Information- A. Selected Financial Data.”

Adjusted EBITDA for the years ended December 31, 2016 and 2015 was $(62.8) million and $112.8 million, respectively. The $175.6 million decrease in Adjusted EBITDA was primarily due to (i) a $61.0 million decrease in revenue; (ii) a $264.3 million decrease in equity in net earnings from affiliated companies; and (iii) a $1.2 million increase in provision for losses on accounts receivable. This decrease was partially mitigated by (i) a $72.8 million decrease in time charter, voyage and logistics business expenses; (ii) a $23.3 million decrease in other expenses; (iii) a $13.2 million increase in other income; (iv) a $29.2 million increase in gain on bond and debt extinguishment; (v) a $6.7 million decrease in general and administrative expenses (excluding share-based compensation expenses); (vi) a $4.3 million decrease in net income attributable to the noncontrolling interest; and (vii) a $1.4 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs).

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

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings loans

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350.0 million of 8.125% Senior Notes due 2019 (the “2019 Notes”). During July, August and October 2016, the Company repurchased $58.9 million of its 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in February 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2016.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, $488.0 million of first priority ship mortgage notes due on November 1, 2017, issued by the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. in November 2009 and July 2012; and (ii) to repay in full indebtedness relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2016.

Secured Credit Facilities

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of Navios Azimuth. As of December 31, 2016, the outstanding amount under the loan facility was repayable in 9 semi-annual equal installments of $1.2 million with a final balloon payment of $8.0 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. In December 2015, Navios Azimuth was added as collateral to the Navios Asia facility. As of December 31, 2016, the outstanding amount under this facility was $18.9 million.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2016, the facility is repayable in 11 semi-annual equal installments of $0.7 million, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2016, the outstanding amount under this facility was $14.8 million.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2016, the outstanding amount under the loan facility was repayable in 11 semi-annual equal installments of $0.7 million after the drawdown date, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2016, the outstanding amount under this facility was $15.2 million.

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two equal tranches, in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. Each tranche is repayable in four and five equal semi-annual installments of $0.6 million, with a final balloon payment of $5.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2016, the outstanding amount of the loan was $16.3 million.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. During October 2016, the Company prepaid the third tranche, which had an outstanding balance of $15.3 million, using $13.8 million of cash, thus achieving a $1.5 million benefit to nominal value. As of December 31, 2016, the fourth tranche of the facility is repayable in 16 quarterly installments of $0.8 million, with a final balloon payment of $6.5 million on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2016, the outstanding amount was $19.9 million.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of Navios Serenity; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, entering into a new tranche for an amount of $30.0 million in order to finance the acquisition of the Navios Gem, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2016, the first tranche is repayable in 13 quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date, the second tranche is repayable in 14 quarterly installments of $0.3 million, with a final balloon payment of $6.3 million on the last repayment date and the third tranche is repayable in 14 quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2016, the total outstanding amount was $54.5 million.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2016, the facility is repayable in 8 quarterly installments of $1.0 million, with a final balloon payment of $20.0 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, Navios Sphera and Navios Mars were added as collateral to this facility. As of December 31, 2016, the outstanding amount was $28.0 million.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41.0 million, to be drawn in two tranches, to finance the acquisition of Navios Mars and Navios Sphera. The facility bears interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39.9 million. The first tranche is repayable in five quarterly installments of $0.5 million each, followed by 16 quarterly installments of $0.4 million each, and a final balloon payment of $14.8 million on the last payment day. The second tranche is repayable in five quarterly installments of approximately $0.4 million each, followed by 16 installments of $0.2 million each, and a final balloon payment of $8.8 million on the last payment day. The loan facility also requires compliance with certain covenants. As of December 31, 2016, the outstanding amount was $37.3 million.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31.0 million in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2016, the facility is repayable in 24 quarterly installments of $0.5 million, with a final balloon payment of $16.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2016, the outstanding amount was $27.4 million.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16.1 million in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. The facility is repayable in 20 quarterly installments of $0.3 million each, with a final balloon payment of $10.7 million payable on the last repayment date. The first instalment will be due 15 months from the loan drawdown date. The loan facility requires compliance with certain financial covenants. As of December 31, 2016, the outstanding amount was $16.1 million.

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

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 130%, (ii) minimum liquidity up to a maximum of $40.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time up ranging from a minimum of two quarters to a maximum of three quarters (from the current balance sheet date) and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 90% to 130%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 80% to 90%.

As of December 31, 2016, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. See also “Item 7.B Related party transactions”.

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

2022 Logistics Senior Notes

On April 22, 2014, the Logistics Co-Issuers completed the sale of $375.0 million in aggregate principal amount of the 2022 Logistics Senior Notes at a fixed rate of 7.25%. The net proceeds from the sale of 2022 Logistics Senior Notes were partially used to redeem any and all of 2019 Logistics Senior Notes and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

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

As of December 31, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2016.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2016, the remaining available amount was $0.8 million.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcayan Argentaria Uruguay S.A. (“BBVA”) for an amount of $25.0 million, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2016, the outstanding amount of the loan was $25.0 million.

Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2016, the outstanding loan balance was $0.3 million ($0.4 million as of December 31, 2015). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $5,740 each and the final repayment must occur prior to August 10, 2021.

During the year ended December 31, 2016, the Company paid $40.7 million, of which $21.6 million related to scheduled repayment installments for the year 2016, $13.8 million related to the refinancing of one of its secured credit facilities and $5.3 million related to the balloon payments originally due in 2019 and 2020.

The annual weighted average interest rates of the Company’s total borrowings were 6.87%, 6.98% and 7.18% for the year ended December 31, 2016, 2015 and 2014, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2015, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2017(1)	$30.8
2018	109.6
2019	324.8
2020	72.1
2021	29.0
2022 and thereafter	1,109.2

Total	$1,675.5

(1)	In February 2017, we agreed with one of our financing banks the deferral of principal payments amounting to $3.7 million, originally due in 2017, to be paid in 2018.

Working Capital Position: On December 31, 2016, Navios Holdings’ current assets totaled $273.1 million, while current liabilities totaled $251.8 million, resulting in a positive working capital position of $21.3 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during 2017 and the first quarter of 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through the first quarter of 2018.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures: On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,872 dwt Panamax vessel and one 181,259 dwt Capesize vessel, to be built in Japan. The vessels’ acquisition prices were $31.8 million and $52.0 million, respectively, and were delivered in January 2016. As of December 31, 2015 and 2014, Navios Holdings had paid deposits for both vessels totalling $29.7 million and $22.1 million, respectively. The remaining purchase price of $58.7 million was financed with a $39.9 million loan and the balance with available cash.

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

Navios Logistics

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17.0 million, of which $10.2 million was paid in 2014 and $6.8 million was paid in 2015. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port.

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5.3 million and $5.2 million, respectively, payable at the end of the extended period. As of December 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2016 were $3.0 million.

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.3 million for each pushboat. As of December 31, 2016, Navios Logistics had paid $16.2 million related to the construction of the new pushboats, which are expected to be delivered in the third quarter of 2017.

As of December 31, 2016, Navios Logistics had paid $137.7 million relating to the expansion of its dry port terminal in Uruguay, which included deposits for vessels, port terminals and other fixed assets and port terminal operating rights. In total, including the contractual obligations as of December 31, 2016, Navios Logistics had paid or incurred $146.4 million relating to the expansion of its dry port terminal in Uruguay.

Refer also to “Item 5F. Contractual Obligations as at December 31, 2016”.

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue and for the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue.

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

E. Off-Balance Sheet Arrangements

Charter hire payments to third parties for chartered-in vessels are treated as operating leases for accounting purposes. Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule below. As of December 31, 2016, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2016, Navios Partners has submitted one claim under this agreement to the Company. As of December 31, 2016, the fair value of the claim was estimated at $19.7 million and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/ income.

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

As of December 31, 2016, Navios Logistics’ subsidiaries in South America were contingently liable for various claims and penalties towards the local tax authorities amounting to a total of less than $0.1 million. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders, and, as such, Navios Logistics has recognized a receivable against such liability. The contingencies are expected to be resolved by 2021. In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Logistics’ financial position, results of operations or liquidity.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2018.

Refer also to Item 5F. Contractual Obligation as at December 31, 2016” below.

F. Contractual Obligations as at December 31, 2016:

Payment due by period ($ in millions) (unaudited)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,675.4	$30.8	$434.3	$101.1	$1,109.2
Operating Lease Obligations (Time Charters) for vessels in operation (4)	517.8	110.6	189.1	125.6	92.5
Operating Lease Obligations (Time Charters) for vessels to be delivered	86.5	13.8	23.9	19.8	29.0
Operating Lease Obligations Push Boats and Barges	0.1	0.1	—	—	—
Capital Lease Obligations	17.6	2.6	3.9	11.1	—
Navios Logistics contractual payments(3)	19.6	19.6	—	—	—
Rent Obligations(2)	6.5	2.7	3.1	0.7	—

Total	$2,323.5	$180.2	$654.3	$258.3	$1,230.7

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.25% to 3.60% per annum. The amount does not include interest costs for the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes and the secured credit facility with Navios Acquisition. The expected interest payments are: $111.0 million (less than 1 year), $195.6 million (1-3 years), $160.2 million (3-5 years) and $17.6 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of December 31, 2016, timing of scheduled payments and the term of the debt obligations. Also, in February 2017, we agreed with one of our financing banks on the deferral of principal payments amounting to $3.7 million, originally due in 2017, to be paid in 2018.
(2)	The table above incorporates the lease obligations of the offices of Navios Holdings and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities.”
(3)	Navios Logistics’ future remaining contractual payments for the acquisition of three new pushboats, expected to be delivered in the third quarter of 2017, and the payment for works related to the expansion of its dry port facility of $10.9 million and $8.7 million, respectively. The expansion of its dry port is expected to be financed through committed export financing up to $0.8 million (including all costs related to the export financing).
(4)	Approximately 41% of the time charter payments included above is estimated to relate to operational costs for these vessels.

Refer to “Item 7.B. Related Party Transactions” for Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). As of December 31, 2016, Navios Holdings’ portion of the undrawn amount relating to the Navios Revolving Loans was $4.3 million.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). As of December 31, 2016, Navios Holdings’ portion of the undrawn amount relating to the Navios Revolving Loans II was $6.7 million.

Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments”.

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of “other-than-temporary” impairment related to the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies, and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-based Compensation: In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. In December 2015 and 2014, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three years. In December 2014 and 2013, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency.

The fair value of share appreciation rights and stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted share units, restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity.

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

During the fourth quarter of fiscal year 2016, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued deterioration in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions, excluding days of scheduled off-hires, running cost based on current year actuals, assuming an annual increase of 0.8% after 2017 and a utilization rate of 99.2% based on the fleet’s historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the related intangible assets existed as of December 31, 2016, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

In connection with its impairment testing on its vessels as of December 31, 2016, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 3.9% to 66.4% (depending on the vessel).

As of December 31, 2016, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 158.3% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2016 of $8,220 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2016):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(37.9%)	(40.4%)	(53.5%)
Ultra-Handymax	(45.3%)	(48.5%)	(61.7%)
Panamax	(50.6%)	(52.5%)	(64.4%)
Capesize	(55.6%)	(56.7%)	(74.3%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 21, 23 and 40 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2016 and 2015, the Company owns and operates a fleet of 40 and 38 (not including two newbuilding vessels which were delivered in January 2016), respectively, with an aggregate carrying value of $1,426.7 million as of December 31,

2016, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2016 and 2015, the carrying value of 40 and 37 of the Company’s vessels, respectively, (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $874.5 million and $797.5 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2016 and 2015 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions) (1)	Carrying Value (as of December 31, 2016) (in millions) (1)	Carrying Value (as of December 31, 2015) (in millions) (1)
Navios Serenity	2011	$26.7	$22.2*	$22.5*
Navios Ionian (2)	2000	31.1	15.4*	17.1*
Navios Celestial	2009	34.5	25.5*	26.9*
Navios Vector	2002	31.4	20.5*	22.5*
Navios Horizon	2001	22.9	12.3*	12.8*
Navios Herakles	2001	32.7	16.4*	18.1*
Navios Achilles	2001	32.9	17.1*	17.7*
Navios Meridian	2002	25.7	13.9*	15.2*
Navios Mercator	2002	25.2	13.7*	14.9*
Navios Arc	2003	25.7	14.4*	15.6*
Navios Hios	2003	35.2	19.0*	20.6*
Navios Kypros	2003	35.1	18.9*	20.5*
Navios Ulysses	2007	79.1	52.0*	55.4*
Navios Vega	2009	72.4	50.6*	53.5*
Navios Astra	2006	23.9	18.1*	18.0*
Navios Magellan	2000	29.5	14.8*	16.3*
Navios Star	2002	28.7	16.1*	17.6*
Navios Asteriks	2005	53.6	33.1*	35.5*
Navios Centaurus	2012	37.1	30.9*	32.2*
Navios Avior	2012	39.1	32.8*	34.1*
Navios Bonavis	2009	121.1	87.4*	92.0*
Navios Happiness	2009	121.8	88.0*	92.6*
Navios Lumen	2009	113.0	83.6*	88.0*
Navios Stellar	2009	95.5	71.2*	74.8*
Navios Phoenix	2009	106.5	78.8*	82.9*
Navios Antares	2010	116.2	86.4*	90.9*
Navios Etoile	2010	66.8	52.7*	52.7
Navios Bonheur	2010	69.4	54.8*	57.3*
Navios Altamira	2011	56.1	45.0*	46.9*
Navios Azimuth	2011	56.3	45.3*	47.3*
Navios Galileo	2006	18.4	15.7*	16.7*
Navios Northern Star	2005	17.3	14.8*	15.7*
Navios Amitie	2005	17.4	14.9*	15.8*
Navios Taurus	2005	17.4	14.7*	15.7*
N Amalthia	2006	18.0	15.5*	16.2*
N Bonanza	2006	18.5	16.1*	17.2*
Navios Gem	2014	54.4	49.6*	51.5*
Navios Ray	2012	51.6	47.6*	49.5*
Navios Sphera	2016	34.4	33.2*	—
Navios Mars	2016	55.5	53.7*	—

		$1,948.1	$1,426.7	$1,413.2

(1)	All amounts include related time charter, if any.
(2)	Agreed to be sold.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2016 and 2015, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

As of December 31, 2016, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. During the fourth quarter 2016, the overall shipping market continued to experience significant deteriorating market conditions, especially in the dry bulk sector with sharp declines in freight rates, charter rates and vessel values. Additionally, the Company’s market capitalization continued to deteriorate to levels well below the carrying value of its total net assets.

As of December 31, 2016, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56.2 million. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long lived assets. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying value of net assets.

As of December 31, 2016, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. Step one of the impairment test used the income method and revealed that the fair value exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business has not been affected by the same deteriorating industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business have not experienced a significant decline.

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

The amortizable value of favorable leases would be considered impaired if its fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel. As of December 31, 2016, there was no impairment of intangible assets.

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

The weighted average amortization periods for intangible assets/liabilities are:

Intangible Assets/Liabilities	Years
Trade name	21.0
Favorable lease terms	12.0
Port terminal operating rights	20.0-45.0
Customer relationships	20.0

Investments in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, KLC and STX for other than temporary impairment on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near-term prospects, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value.

Navios Holdings considers whether the fair values of its equity method investments have declined below their carrying values whenever adverse events or changes in circumstances indicate that the carrying value may not be recoverable. If we consider any such decline to be “other-than-temporary” (based on various factors, including historical financial results, economic and industry events resulting in changes in the affiliate’s trading performance and the overall health of the affiliate’s industry), then we would write down the carrying amount of the investment to its estimated fair value.

As of December 31, 2016, the Company considered the decline in fair value of its investment in Navios Partners and Navios Acquisition as “other-than-temporary” and therefore recognized a loss of $228.0 million in the accompanying consolidated statement of comprehensive loss.

As of June 30, 2016, the Company considered the decline in fair value of the KLC and STX shares as “other-than-temporary” and therefore recognized a loss of $0.3 million out of accumulated other comprehensive loss. The respective loss was included in other (expense)/ income, net in the accompanying consolidated statement of comprehensive loss. During the third quarter of 2016, the Company sold all KLC and STX securities held.

As of September 30, 2015 and June 30, 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $1.8 million and $11.5 million, respectively. The respective loss was included in other expense in the accompanying consolidated statement of comprehensive (loss)/ income.

Recent Accounting Pronouncements

For a description of Navios Holdings’ recent accounting pronouncements, see Note 2 to the consolidated financial statements, included herein.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above are eligible for the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	52	Chairman of the Board and Chief Executive Officer
George Achniotis	52	Chief Financial Officer
Ted C. Petrone*	62	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	48	Executive Vice President - Legal and Director
Anna Kalathakis	47	Chief Legal Risk Officer
Shunji Sasada	58	President of Navios Corporation and Director
Leonidas Korres	41	Senior Vice President - Business Development
Efstratios Desypris	43	Chief Financial Controller
Ioannis Karyotis	41	Senior Vice President - Strategic Planning
Erifili Tsironi	42	Senior Vice President – Credit Management
Spyridon Magoulas	63	Director
John Stratakis	52	Director
Efstathios Loizos	55	Director
George Malanga	59	Director

*	Significant employee

Angeliki Frangou has been our Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March, 2008 and the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership since October 2014. Ms. Frangou has been the Chairman of the Board of Directors of Navios Logistics since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the

Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since February 2015, Ms. Frangou is a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude , from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 40 years, 36 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Shunji Sasada became a director of Navios Holdings and President of Navios Corporation in January 2015. Mr. Sasada has also served as a director in Navios Maritime Partners L.P. since August 2007 and as a director in Navios Maritime Midstream Partners L.P. since October 2014. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada started his shipping career in 1981 in Japan with MOSK’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in “MOSK’s” bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai. He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

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

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $2.1 million for the year ended December 31, 2016. Navios Holdings provides administrative services to Navios Partners, Navios Acquisition, Navios Midstream, Navios Logistics, Navios Europe I and Navios Europe II. Navios Holdings is reimbursed for reasonable costs and expenses, incurred in connection with the provision of these services. In December 2006, our shareholders approved the adoption of the Navios Maritime Holdings Inc. 2006 Employee, Directors and Consultants Stock Plan (the “2006 Plan”). The 2006 Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant. In February 2015, the Board of Directors approved the adoption of the Navios Holdings 2015 Equity Incentive Plan (the “2015 Equity Incentive Plan”). The 2015 Equity Incentive Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On December 15, 2014, December 11, 2015, and December 13, 2016 the Company authorized the granting of restricted share units and share appreciation rights and the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock units, restricted common stock and stock options to its employees, officers and directors, vest over three years.

On December 15, 2014, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors, which have vested or will vest upon achievement of internal performance criteria and completion of a service period. This restriction lapses in two or three equal tranches, respectively, over the requisite service periods, of one, two and three years from the grant date.

During the years ended December 31, 2016 and 2015, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

Details of options granted

As of the filing of this Annual Report on Form 20-F, 7,705,995 stock options to purchase the Company’s common stock and 2,500,000 share appreciation rights have been granted of which 5,436,134 have vested, 822,598 have expired, 3,360,112 remain unvested and 587,151 have been exercised in total, of which 411,438 at an exercise price of $3.18 per share, 30,595 at an exercise price of $5.87 per share, 63,172 at an exercise price of $5.15 per share, 59,546 at an exercise price of $3.81 per share, and 22,400 at an exercise price of $3.44 per share.

Out of the 7,705,995 stock options granted and 2,500,000 share appreciation rights granted, 288,000 options were granted at an exercise price of $16.75 per share; 571,266 options were granted at an exercise price of $3.18 per share; 405,365 options were granted at an exercise price of $5.87 per share; 954,842 options were granted at an exercise price of $5.15 per share; 1,344,353 options were granted at an exercise price of $3.81 per share; 1,344,357 options were granted at an exercise price of $3.44 per share; 674,809 options were granted at an exercise price of $8.63 per share; 1,123,003 options were granted at an exercise price of $3.64 per share; and 1,000,000 options were granted at an exercise price of $1.20 per share. Total 2,500,000 restricted common stock options were granted at an exercise price of $1.20 per share.

Details of restricted stock and restricted stock units issued

As of the filing of this Annual Report on Form 20-F, 7,660,330 restricted share units, shares of restricted stock and restricted stock units have been granted and 2,540,000 share appreciation rights have been granted, of which 5,620,082 have vested and in the aggregate 77,715 were forfeited during the years from 2007 until 2016. See Note 12 to the Consolidated Financial Statements, included herein.

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

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In January 2015, Navios Holdings, following the resignation of Ted Petrone, appointed Shunji Sasada to its Board of Directors. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2018. The term of office of the second class of directors, consisting of Shunji Sasada and Spyridon Magoulas will expire in 2019. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2017. No directors are entitled to any benefits upon termination of their term.

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

The board of directors, from time to time, establishes special conflicts committees to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committees determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committees may not be officers or employees of our general partner or directors, officers or employees of its affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements. Any matters approved by the conflicts committees are conclusively deemed to be fair and reasonable to us, approved by all of our partners, and not a breach by our directors, our general partner or its affiliates of any duties any of them may owe us or our unitholders.

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

With respect to shore-side employees, as of December 31, 2016, Navios Holdings and its subsidiaries employed 196 employees in its Piraeus, Greece office, 11 employees in its New York office, seven employees in its Antwerp, Belgium office, three employees in its Monaco office and one employee in its Singapore office. Navios Logistics employs 48 employees in the Asuncion, Paraguay office, 20 employees at the port facility in San Antonio, Paraguay, 101 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 164 employees at the dry port facility in Uruguay, and 10 employees at Hidronave’s Corumba, Brazil office.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2017, based on 117,131,407 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership		Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	32,732,153		26.9%
George Achniotis		*		*
Ted C. Petrone		*		*
Vasiliki Papaefthymiou		*		*
Anna Kalathakis		*		*
Shunji Sasada		*		*
Leonidas Korres		*		*
Efstratios Desypris		*		*
Ioannis Karyotis		*		*
Erifili Tsironi		*		*
Spyridon Magoulas		*		*
John Stratakis		*		*
Efstathios Loizos		*		*
George Malanga		*		*

*	Less than one percent
(1)	The business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of April 12, 2017, she had purchased approximately $10.0 million in value of common stock.
(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 4,478,792 options, each for one share, vested but not yet exercised.

During 2014, 15,000, 19,626, 55,860, 30,303 and 22,400 shares, respectively, were issued following the exercise of the options for cash at an exercise price of $3.18, $5.87, $5.15, $3.81 and $3.44, respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2017 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)	32,732,153	26.9%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 4,478,792 options, each for one share, vested but not yet exercised.

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

Purchase of Services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2016 and 2015, the carrying amount of the investment was $0.1 million and $0.2 million, respectively. Dividends received for each of the years ended December 31, 2016, 2015 and 2014 were $0.1 million, $0.5 million and $0.3 million, respectively. Commissions charged from Acropolis for the year ended December 31, 2016, were $0 million and commissions charged for the years ended December 31, 2015 and 2014 were less than $0.1 million, respectively. Included in the trade accounts payable at both December 31, 2016 and 2015 was an amount due to Acropolis of $0.1 million.

Vessels Charter Hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In May 2012 and 2013, the Company entered into two charters with Navios Partners for the Navios Aldebaran and the Navios Prosperity. On February 11, 2015, the Company and Navios Partners entered into a novation agreement whereby the rights to the time charter contract of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings on February 28 and March 5, 2015, respectively.

In 2012 and 2013, the Company entered into various charters with Navios Partners for the Navios Apollon, Navios Libra, Navios Felicity and Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12,500, $12,000, $12,000, $10,000 plus 50/50 profit sharing based on actual earnings at the end of the period.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7,600, $12,000, $12,000, $12,000, $12,000, $12,500, $12,000, $11,400 and $12,000, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016, the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11,500.

Total charter hire expense for all vessels for the years ended December 31, 2016, 2015 and 2014 was $1.7 million, $39.7 million and $28.2 million, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at : (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of TEU 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the years ended December 31, 2016, 2015 and 2014, amounted to $59.2 million, $56.5 million and $50.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amounts due from Navios Partners as of December 31, 2016 amounted to $11.1 million (December 31, 2015: $0) and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and $10,000 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $0.3 million per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily rate to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical vessel; (ii) $7,130 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the years ended December 31, 2016, 2015 and 2014 amounted to $97.9 million, $95.3 million and $95.8 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2016, 2015 and 2014 amounted to $20.9 million, $20.4 million and $20.1, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2016, 2015 and 2014 amounted to $20.9 million, $17.6 million and $1.7 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2016 and 2015 amounted to $23.5 million and $9.6 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2016, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2016, the fair value of the claim was estimated at $19.7 million and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/ income.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for years ended December 31, 2016, 2015 and 2014 amounted to $7.8 million, $6.2 million and $6.1 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2016, 2015 and 2014 amounted to $9.4 million, $7.6 million and $7.3 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for all the years ended December 31, 2016, 2015 and 2014 amounted to $1.0 million, $0.8 million and $0.8 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2016, 2015 and 2014 amounted to $1.3 million, $0.8 million and $0.8 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2016, 2015 and 2014 amounted to $1.5 million, $1.0 million and $0.1 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for year ended December 31, 2016 and 2015 amounted to $1.8 and $0.6 million, respectively.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due from affiliates as of December 31, 2016 amounted to $0 million (December 31, 2015: $8.9 million).

Balance due to affiliates as of December 31, 2016 amounted to $32.8 million (December 31, 2015: $17.8 million) and the Long-term payable to affiliate companies amounted to $6.4 million (December 31, 2015: $0 million).

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

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2016, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2016 and 2015, the unamortized deferred gain for all vessels and rights sold totaled $11.8 million and $13.7 million, respectively. For the years ended December 31, 2016, 2015 and 2014, Navios Holdings recognized $1.8 million, $2.6 million and $5.3 million of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, and March 23, 2017, for the purchase up to a total of 1,271,766 general partnership interests. Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments”.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. This credit facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $0.7 million, is available for up to five drawings and has a fixed interest rate of 8.75%, compounded semi-annually to be paid upon maturity on November 15, 2018. As of December 31, 2016, the outstanding balance was $49.8 million which consists of $50.0 million drawn amount plus the accrued interest of $1.2 million, net of unamortized balance of deferred fees of $1.4 million.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200.0 million for general corporate purposes. The facility provided for an arrangement fee of $4.0 million, bared a fixed interest of 600 bps and matured on December 29, 2014. All amounts drawn under this facility were fully repaid by the maturity date of December 29, 2014.

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and had a margin of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of December 31, 2016 and 2015, there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2016, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21.0 million from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Balance due from Navios Europe as of December 31, 2016 amounted to $2.4 million (December 31, 2015: $1.6 million), which included the net current amount receivable of $0.2 million (December 31, 2015: $0.2 million)

mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount of $2.2 million (December 31, 2015: $1.4 million) related to the accrued interest income earned under the Navios Term Loans I.

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2016 and 2015, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $7.1 million, under the caption “Loan receivable from affiliate companies”. As of December 31, 2016, the amount undrawn under the Revolving Loans was $9.1 million, of which Navios Holdings was committed to fund $4.3 million. See also “Item 5. Operating and Financial Review and Prospects” in “Recent Developments” for the transfer of Navios Holdings’ participation in Navios Revolving Loans I and Navios Term Loans I to Navios Partners.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2016, amounted to $10.5 million (December 31, 2015: $4.2 million), which included the current amount of $8.4 million (December 31, 2015: $3.6 million), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current amount of $2.1 million (December 31, 2015: $0.6 million) related to the accrued interest income earned under the Navios Term Loans II.

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $11.6 million (December 31, 2015: $7.3 million), under the caption “Loan receivable from affiliate companies.” As of December 31, 2016, the amount undrawn from the Revolving Loans II was $19.1 million, of which Navios Holdings is committed to fund $9.1 million. In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million.

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

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G ADSs and Series H ADSs. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G ADSs and Series H ADSs). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50.0 million credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

Refer also to Note 13 to the consolidated financial statements, included herein.

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

On April 26, 2017, the closing price of our common stock was $1.82. The quotations listed below reflect high and low market prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a) For the five most recent full financial years: the annual high and low market prices:

	Common Stock		Series G		Series H
Year Ended	High	Low	High	Low	High	Low
December 31, 2016	$2.40	$0.57	$11.68	$2.50	$11.46	$2.37
December 31, 2015	$4.68	$1.13	$26.50	$5.64	$22.45	$5.06
December 31, 2014	$12.12	$3.50	$26.49	$16.47	$25.05	$16.55
December 31, 2013	$11.73	$3.40	$—	$—	$—	$—
December 31, 2012	$4.49	$3.08	$—	$—	$—	$—

(b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock		Series G		Series H
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2017	$2.26	$1.40	$16.09	$7.34	$16.00	$7.22
December 31, 2016	$2.40	$1.00	$10.60	$4.85	$10.29	$4.61
September 30, 2016	$1.42	$0.79	$6.82	$4.03	$6.64	$3.40
June 30, 2016	$1.66	$0.57	$6.03	$2.82	$5.80	$2.76
March 31, 2016	$1.75	$0.68	$11.68	$2.50	$11.46	$2.37
December 31, 2015	$3.26	$1.13	$18.25	$5.64	$17.56	$5.06
September 30, 2015	$4.51	$2.42	$20.47	$16.50	$19.30	$15.63
June 30, 2015	$4.31	$3.30	$22.57	$19.57	$22.45	$18.70

(c) For the most recent six months: the high and low closing prices for each month:

	Common Stock		Series G		Series H
Month Ended	High	Low	High	Low	High	Low
March 2017	$1.93	$1.54	$16.09	$11.01	$16.00	$10.64
February 2017	$2.26	$1.68	$12.91	$11.00	$12.41	$10.36
January 2017	$2.20	$1.40	$14.63	$7.34	$12.90	$7.22
December 2016	$1.69	$1.14	$8.46	$6.09	$8.34	$5.86
November 2016	$2.40	$1.00	$10.60	$5.60	$10.29	$5.65
October 2016	$1.29	$1.05	$6.99	$4.85	$6.90	$4.61

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

C. Material Contracts

Refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 20 chartered-in vessels , and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

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

In the case of Argentina, however, it should be noted that since the year 2001, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 while the current Argentinian government implemented certain reforms that provided greater flexibility and easier access to the foreign exchange market. As of the date of this report, almost all of these restrictions have been lifted. However, there can be no assurance that local authorities in Argentina will not modify such regulations in the near future.

E. Taxation

Marshall Islands Tax Considerations

Navios Holdings is incorporated in the Marshall Islands. Under current Marshall Islands law, Navios Holdings will not be subject to tax on income or capital gains, and no Marshall Islands withholding tax will be imposed upon payments.

Other Tax Jurisdictions

Certain of Navios Holdings’ subsidiaries are incorporated in countries which impose taxes, such as Belgium, however such taxes are immaterial to Navios Holdings’ operations.

Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in direct vessel expenses in the accompanying consolidated statements of comprehensive (loss)/income.

Certain of the Company’s subsidiaries have registered branch offices in Greece under Greek Law 27/75 (former law 89/67). These companies are allowed to conduct the specific business activities provided in their license and the provisions of the above legislation. Same law (27/75) provides that these companies are exempted in Greece from any tax, duty, levy, contribution or deduction in respect of income obtained from the operation of ships as long as duties are paid by the owner of the vessel.

The same exemption from any tax, duty, levy, contribution or deduction applies to shareholders or other type of owners in ship-owning companies for income they receive from distribution of net profits or dividends, whether received directly or from holding companies, regardless of the number of holding companies between ship-owning company and the final shareholder.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

Navios Logistics subsidiaries are incorporated in countries which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current and prior periods are measured at the amount expected to be paid to the taxation authorities using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (Minimum Presumed Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Minimum Presumed Income Tax. However, if the Minimum Presumed Income Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Minimum Presumed Income Tax that may arise in the next ten fiscal years. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

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

Special U.S. federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a PFIC for U.S. federal income tax purposes. In general, we will be a PFIC for any taxable year in which, after applying certain look-through rules, either:

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2016 or for subsequent taxable years. However, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

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

Interest Rate Risk:

Debt Instruments — On December 31, 2016 and 2015, Navios Holdings had a total of $1,675.4 million and $1,608.5 million, respectively, of long-term indebtedness. The debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan discussed in “Item 5.B Liquidity and Capital Resources” that bear interest at a fixed rate.

The interest on the loan facilities is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related interest expense. As of December 31, 2016, the outstanding amount of the Company’s floating rate loan facilities was $307.8 million. The interest rate on the 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan is fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2016 was $1,025.7 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2016, by $2.9 million.

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

There are no swap agreements as of December 31, 2016 and 2015, as all swap agreements expired during 2010.

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

Navios Holdings is exposed to market risk in relation to its FFAs and could suffer substantial losses from these activities in the event expectations are incorrect. Navios Holdings trades FFAs with an objective of both economically hedging the risk on the fleet, specific vessels or freight commitments and taking advantage of short-term fluctuations in market prices. As there were no positions deemed to be open as of December 31, 2016, a change in underlying freight market indices would not have any effect on our net income/(loss).

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2016. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2016.

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

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2016. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2016, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2016 and 2015 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2016 and 2015 were $1.4 million and $1.5 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2016 and 2015.

Tax Fees

There were no tax fees billed in 2016 and 2015.

All Other Fees

There were no other fees billed in 2016 and 2015.

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

In November 2015, the Board of Directors approved a share repurchase program for up to $25.0 million of Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in the Navios Holdings’ discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common shares or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on the Series G and Series H, when payable, have been paid. In total, up until February 2016, 1,147,908 common stocks were repurchased under this program, for approximately $1.1 million. Since that time, this program has been suspended by the Company.

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

Item 16H. Mine Safety disclosures

Not applicable.

PART III

Item 17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-61 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Partners and Navios Acquisition for each of the years ended December 31, 2016, 2015 and 2014 are being provided as a result of Navios Partners and Navios Acquisition meeting a significance test pursuant to Rule 3-09 of Regulation S-X and, accordingly, the financial statements of Navios Partners and Navios Acquisition for the year ended December 31, 2016 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.4 for Navios Partners and Exhibit 15.5 for Navios Acquisition to this Annual Report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.2	Bylaws of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 22, 2010).

2.12	Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated as of January 28, 2011, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc., the Guarantors party thereto and Wells Fargo Bank, National Association, as trustee (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 6-K, filed on February 1, 2011).

2.12.1	First Supplemental Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated as of June 24, 2011 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 22, 2011).

2.12.2	Second Supplemental Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated as of December 29, 2011 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on January 26, 2012).

2.12.3	Third Supplemental Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated April 18, 2012 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 21, 2012).

2.12.4	Fourth Supplemental Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated as of December 13, 2013 (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.12.5	Fifth Supplemental Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.12.6	Sixth Supplemental Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.12.7	Seventh Supplemental Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.12.8	Eighth Supplemental Indenture relating to the 8 1⁄8% Senior Notes due 2019, dated as of December 22, 2015 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.13	Registration Rights Agreement, dated as of July 10, 2012, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, S. Goldman Capital LLC, Commerz Markets LLC, DVB Capital Markets LLC, DNB Markets, Inc. and ABN AMRO Securities (USA) LLC (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on July 18, 2012).

2.14	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.14.1	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.14.2	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.14.3	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.14.4	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.15	Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.16	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.17	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.18	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.19	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.20	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 16, 2007).

4.2	Financial Agreement relating to a loan facility of up to $70.0 million, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on June 13, 2008).

4.3	Facility Agreement for a loan amount up to $133.0 million, dated as of June 24, 2008, by and between Shikhar Ventures S.A., Sizzling Ventures Inc. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 14, 2008).

4.4	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 for a loan facility of up to $280.0 million and a revolving credit facility of up to $120.0 million, dated March 23, 2009, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K, filed on May 18, 2009).

4.5	Amendment to Share Purchase Agreement, dated June 29, 2009, by and between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.6	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.7	Facility Agreement for a $240.0 million term loan facility, dated June 24, 2009, by and between Floral Marine Ltd., Nostos Shipmanagement Corp., Pandora Marine Inc., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.8	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $154.0 million, dated July 10, 2009, among Chilali Corp., Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on August 5, 2009).

4.9	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $130.0 million, dated August 28, 2009, between Chilali Corp, Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.10	Facility Agreement in respect of a loan of up to $75.0 million, dated August 28, 2009, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.11	Loan Agreement relating to a revolving credit facility of up to $110.0 million, dated October 23, 2009, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on November 10, 2009).

4.12	Facility Agreement for a $150.0 million term loan facility, dated as of April 7, 2010, by and between Amorgos Shipping Corporation, Andros Shipping Corporation, Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation, Mytilene Shipping Corporation, Deutsche Schiffsbank AG, Alpha Bank AE and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.13	Facility Agreement for a $75.0 million term loan facility, dated as of April 8, 2010, by and between Sifnos Corporation, Skiathos Shipping Corporation, Syros Shipping Corporation, Fortis Bank and DVB Bank SE (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.14	Fourth Supplemental Facility Agreement in relation to a term loan of $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of January 8, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.15	Fifth Supplemental Agreement in relation to a Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of April 28, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.16	Facility Agreement for a $40.0 million term loan facility, dated as of August 20, 2010, by and between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on September 1, 2010).

4.17	Loan Agreement for a loan up to $40.0 million, dated as of September 7, 2010, by and between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.18	Facility Agreement in respect of a loan of up to $40.0 million, dated as of September 30, 2010, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.19	Amended and Restated Loan Agreement relating to a facility of up to $120.0 million, by and between Portorosa Marine Corp., Floral Maritime Ltd., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

4.20	Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 for a term loan facility of up to $240.0 million, dated January 28, 2011, between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.21	Supplemental Agreement relating to the Facility Agreement dated as of September 30, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.22	Supplemental Agreement relating to the Facility Agreement dated as of December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated January 28, 2011, between Rumer Holding Ld. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.23	Supplemental Agreement relating to the Facility Agreement dated as of August 28, 2009 (as amended) for a term loan facility of up to $75.0 million, dated January 28, 2011, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.24	Supplemental Agreement relating to the Amended and Restated Loan Agreement dated as of October 27, 2010 in respect of a loan facility of up to $120.0 million, dated January 28, 2011, between Portorosa Marine Corp., Floral Marine Ltd., the banks and financial institutions listed thereto and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.25	Supplemental Agreement in relation to the Loan Agreement dated as of October 23, 2009 (as amended) for a revolving credit facility of up to $110.0 million, dated January 28, 2011, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.26	Sixth Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated January 28, 2011, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.27	Supplemental Agreement in relation to the Facility Agreement dated as of August 20, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.8 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.28	Supplemental Agreement No. 2 relating to a Loan Agreement dated October 23, 2009 (as amended) in respect of a revolving credit facility of up to $110.0 million, dated May 6, 2011, between Marfin Popular Bank Public Co Ltd, Navios Shipmanagement Inc., Navios Maritime Holdings Inc. and Astra Maritime Corporation (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.29	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.30	Letter of Amendment No. 1 to the Loan Agreement dated September 7, 2010, dated October 21, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.31	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.32	Letter Agreement No. 2 to the Loan Agreement dated September 7, 2010, dated November 8, 2011, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 28, 2011).

4.33	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.34	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.35	Facility agreement for a $42.0 million term loan facility, dated March 23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.36	Fifth Supplemental Agreement relating to the Loan Agreement dated December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated March 28, 2012, between Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.37	Second Supplemental Agreement relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 30, 2012, between Notros Shipmanagement Corp., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.38	Facility Agreement for a $40.0 million term loan facility, dated September 19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.39	Facility Agreement for a $22.5 million term loan facility, dated December 20, 2013, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.40	Loan Agreement, dated December 13, 2013, between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc. and Navios Holdings Europe Finance Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.41	Facility Agreement for a $65.5 million term loan facility, dated June 27, 2014, between Astra Maritime Corporation, Emery Shipping Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 23, 2014).

4.42	Loan Agreement in respect of a loan of up to $31.0 million, dated November 6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

4.43	Fourth Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 31, 2015 between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 14, 2015).

4.44	Facility Agreement for a $41.0 million term loan facility, dated January 5, 2016, Triangle Shipping Corporation, Esmeralda Shipping Corporation, Navios Maritime Holdings Inc. and DVB Bank SE. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.45	Third Supplemental Agreement related to the Facility Agreement (as amended) dated December 20, 2013 for a $22.5 million term loan facility, dated December 30, 2015, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.46	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 9, 2016).

4.47

Termination of Loan Agreement, dated as of April 14, 2016, among Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 4.47 to the Registrant’s Form 20-F, filed on April 25, 2016).

4.48

Loan Facility Agreement for a Loan Facility of up to $70.0 million, dated as of September 19, 2016, by and between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on September 21, 2016).

4.49	Loan Agreement for a Loan of up to $16.125 million, dated as of November 3, 2016, by and between Nostos Shipmanagement Corp. and Alpha Bank A.E (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 1, 2016).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Consent of PricewaterhouseCoopers S.A.

15.4	Financial Statements of Navios Maritime Partners L.P. for the year ended December 31, 2016.

15.5	Financial Statements of Navios Maritime Acquisition Corporation for the year ended December 31, 2016.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2016 and 2015; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2016, 2015 and 2014; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2016, 2015 and 2014; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2016, 2015 and 2014; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: April 27, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Navios Maritime Holdings Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive (loss)/income, changes in equity and cash flows present fairly, in all material respects, the financial position of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in “Management’s annual report on internal control over financial reporting”, appearing in Item 15(b) of the Company’s 2016 Annual Report on Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 27, 2017

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2016	December 31, 2015
ASSETS
Current assets
Cash and cash equivalents	3, 11	$135,992	$163,412
Restricted cash	10, 11	5,386	13,480
Accounts receivable, net	4	65,829	64,813
Due from affiliate companies	15	8,548	12,669
Inventories		28,489	24,443
Prepaid expenses and other current assets	5	28,896	24,142

Total current assets		273,140	302,959

Deposits for vessels, port terminals and other fixed assets	6	136,891	73,949
Vessels, port terminals and other fixed assets, net	6	1,821,101	1,823,961
Deferred dry dock and special survey costs, net		37,781	40,216
Loan receivable from affiliate companies	11, 15	23,008	16,474
Long-term receivable from affiliate companies	11, 15	11,105	—
Investments in affiliates	8	160,071	381,746
Investments in available-for-sale securities	11, 22	—	5,173
Other long-term assets		2,647	3,542
Intangible assets other than goodwill	7	126,815	150,457
Goodwill	2, 18	160,336	160,336

Total non-current assets		2,479,755	2,655,854

Total assets		$2,752,895	$2,958,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$85,538	$72,605
Accrued expenses and other liabilities	7, 9, 15	91,749	103,095
Deferred income and cash received in advance	15	9,183	13,492
Due to affiliate companies	15	32,847	17,791
Current portion of capital lease obligations	6, 11	2,639	2,929
Current portion of long-term debt, net	10, 11	29,827	16,944

Total current liabilities		251,783	226,856

Senior and ship mortgage notes, net	10, 11	1,296,537	1,350,941
Long-term debt, net of current portion	10, 11	274,855	213,423
Capital lease obligations, net of current portion	6, 11	14,978	17,720
Unfavorable lease terms	7	—	7,526
Other long-term liabilities and deferred income	15	43,388	20,878
Loan payable to affiliate company	10, 11	49,876	—
Long-term payable to affiliate companies	15	6,399	—
Deferred tax liability	20	11,526	10,917

Total non-current liabilities		1,697,559	1,621,405

Total liabilities		1,949,342	1,848,261

Commitments and contingencies	13	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 49,504 and 73,935 issued and outstanding as of December 31, 2016 and 2015, respectively.	16	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 117,131,407 and 110,468,753 issued and outstanding, as of December 31, 2016 and 2015, respectively.	16	12	11
Additional paid-in capital		678,531	726,791
Accumulated other comprehensive loss		—	(445)
(Accumulated deficit)/Retained earnings		(256)	262,603

Total Navios Holdings stockholders’ equity		678,287	988,960

Noncontrolling interest	21	125,266	121,592

Total stockholders’ equity		803,553	1,110,552

Total liabilities and stockholders’ equity		$2,752,895	$2,958,813

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Note	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
Revenue	18	$419,782	$480,820	$569,016
Administrative fee revenue from affiliates	15	21,799	16,177	14,300
Time charter, voyage and logistics business expenses	15	(175,072)	(247,882)	(263,304)
Direct vessel expenses	15	(127,396)	(128,168)	(130,064)
General and administrative expenses incurred on behalf of affiliates	15	(21,799)	(16,177)	(14,300)
General and administrative expenses		(25,295)	(34,183)	(45,590)
Depreciation and amortization	6, 7	(113,825)	(120,310)	(104,690)
Provision for losses on accounts receivable	4	(1,304)	(59)	(792)
Interest income	15	4,947	2,370	5,515
Interest expense and finance cost	17	(113,639)	(113,151)	(113,660)
Gain/ (loss) on bond and debt extinguishment	10	29,187	—	(27,281)
Other income	23	18,175	4,840	15,639
Other expense	22	(11,665)	(34,982)	(24,520)

Loss before equity in net earnings of affiliated companies		$(96,105)	$(190,705)	$(119,731)
Equity/(loss) in net earnings of affiliated companies	8, 15, 18	(202,779)	61,484	57,751

Loss income before taxes		$(298,884)	$(129,221)	$(61,980)
Income tax (expense)/ benefit	20	(1,265)	3,154	(84)

Net loss		$(300,149)	$(126,067)	$(62,064)
Less: Net (income)/loss attributable to the noncontrolling interest	21	(3,674)	(8,045)	5,861

Net loss attributable to Navios Holdings common stockholders		$(303,823)	$(134,112)	$(56,203)

Loss attributable to Navios Holdings common stockholders, basic	19	$(273,105)	$(150,314)	$(66,976)

Loss attributable to Navios Holdings common stockholders, diluted	19	$(273,105)	$(150,314)	$(66,976)

Basic net loss per share attributable to Navios Holdings common stockholders		$(2.54)	$(1.42)	$(0.65)

Weighted average number of shares, basic	19	107,366,783	105,896,235	103,476,614

Diluted net loss per share attributable to Navios Holdings common stockholders		$(2.54)	$(1.42)	$(0.65)

Weighted average number of shares, diluted	19	107,366,783	105,896,235	103,476,614

Other comprehensive income/(loss)
Unrealized holding gain/ (loss) on investments in-available-for-sale securities	22	100	(1,649)	(959)
Reclassification to earnings	22	345	1,782	11,553

Total other comprehensive income		$445	$133	$10,594

Total comprehensive loss		(299,704)	(125,934)	(51,470)
Comprehensive (income)/ loss attributable to noncontrolling interest		$(3,674)	$(8,045)	$5,861

Total comprehensive loss attributable to Navios Holdings common stockholders		$(303,378)	$(133,979)	$(45,609)

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
OPERATING ACTIVITIES:
Net loss		$(300,149)	$(126,067)	$(62,064)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6, 7	113,825	120,310	104,690
Amortization and write-off of deferred financing costs	17	5,653	4,524	4,061
Amortization of deferred drydock and special survey costs		13,768	13,340	12,263
Provision for losses on accounts receivable	4	1,304	59	792
Share based compensation	12	3,446	5,591	7,719
(Gain)/ loss on bond and debt extinguishment	10	(29,187)	—	4,786
Income tax expense/ (benefit)	20	1,265	(3,154)	84
Realized holding loss on investments in-available-for-sale-securities	22	345	1,782	11,553
(Equity)/loss in affiliates, net of dividends received	8, 15	219,417	(30,398)	(22,179)
Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash		(2,906)	198	(168)
Decrease/ (increase) in accounts receivable		(2,350)	20,588	(107)
(Increase)/ decrease in inventories		(4,046)	8,079	(5,933)
(Increase)/ decrease in prepaid expenses and other assets		(4,313)	375	6,446
(Increase)/ decrease in due from affiliate companies		(6,984)	13,802	(18,263)
Increase in accounts payable		7,209	17,606	1,738
(Decrease)/ increase in accrued expenses and other liabilities		(9,159)	3,104	31,154
Increase in due to affiliate companies		22,694	14,142	—
(Decrease)/ increase in deferred income and cash received in advance		(4,309)	1,046	(770)
Increase/(decrease) in other long-term liabilities and deferred income		22,493	3,391	(8,509)
Payments for drydock and special survey costs		(11,096)	(24,840)	(10,970)

Net cash provided by operating activities		$36,920	$43,478	$56,323

INVESTING ACTIVITIES:
Acquisition of intangible assets	7	—	—	(10,200)
Loan to affiliate company	15	(4,275)	(7,327)	(4,465)
Decrease/(increase) in long-term receivable from affiliate companies	15	—	10,351	(5,087)
Dividends from affiliate companies	8	—	18,244	14,595
Deposits for vessels, port terminals and other fixed assets	6	(86,911)	(26,713)	(45,337)
Acquisition of investments in affiliates	8	—	(22,846)	(2,233)
Acquisition of vessels	6	(60,115)	—	(123,541)
Purchase of property, equipment and other fixed assets	6	(4,567)	(8,208)	(68,620)
Disposal of available-for-sale securities	22	5,303	—	—

Net cash used in investing activities		$(150,565)	$(36,499)	$(244,888)

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Note	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
FINANCING ACTIVITIES:
Repurchase of preferred stock	16	$(9,323)	$—	$—
Repurchase of senior notes	10	(30,671)	—	—
Proceeds from loan payable to affiliate company	15	50,000	—	—
Proceeds from long-term loans	10	116,331	—	72,250
Proceeds from issuance of senior and ship mortgage notes including premium, net of debt issuance costs	10	—	—	365,668
Repayment of long-term debt and payment of principal	10	(40,737)	(36,056)	(20,761)
Repayment of senior and ship mortgage notes	10	—	—	(290,000)
Payments of obligations under capital leases	6	(3,032)	(1,501)	(1,399)
Debt issuance costs		(2,844)	(50)	(1,223)
Net proceeds from issuance of preferred stock	16	—	—	163,602
Decrease / (increase) in restricted cash		11,000	(11,114)	(355)
Payment for acquisition of intangible asset	7	—	(6,800)	—
Acquisition of treasury stock	16	(818)	(252)	—
Acquisition of noncontrolling interest	21	—	—	(10,889)
Contribution from noncontrolling shareholders	6, 21	—	—	3,484
Issuance of common stock	16	—	—	643
Dividends paid		(3,681)	(35,350)	(32,730)

Net cash provided by/ (used in) financing activities		$86,225	$(91,123)	$248,290

(Decrease)/increase in cash and cash equivalents		(27,420)	(84,144)	59,725

Cash and cash equivalents, beginning of year		163,412	247,556	187,831

Cash and cash equivalents, end of year		$135,992	$163,412	$247,556

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$108,380	$108,461	$92,776
Cash paid for income taxes		$92	$139	$694
Non-cash investing and financing activities
Purchase of property, equipment and other fixed assets	6	$(472)	$(710)	$(624)
Acquisition of intangible assets	7	$—	$—	$(6,800)
Deposits for vessels, port terminals and other fixed assets	6	$(5,726)	$(1,871)	$—
Debt issuance costs		$—	$—	$(225)
Revaluation of vessels due to restructuring of capital lease obligations	6	$—	$210	$—
Decrease in capital lease obligations due to restructuring		$—	$(210)	$—
Dividends payable		$—	$3,081	$3,081
Accrued interest on loan receivable from affiliate company	15	$2,259	$1,356	$645
Accrued interest on loan payable to affiliate company	10, 15	$(1,240)	$—	$—

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2013	8,479	$—	104,261,029	$10	$552,778	$524,079	$(11,172)	$1,065,695	$123,640	$1,189,335
Net loss	—	—	—	—	—	(56,203)	—	(56,203)	(5,861)	(62,064)
Total other comprehensive income	—	—	—	—	—	—	10,594	10,594	—	10,594
Issuance of preferred stock, net of expenses (Note 16)	68,000	—	—	—	163,602	—	—	163,602	—	163,602
Conversion of preferred stock to common stock (Note 16)	(1,410)	—	1,410,000	1	—	—	—	1	—	1
Contribution from noncontrolling shareholders (Note 6 and 21)	—	—	—	—	—	—	—	—	3,484	3,484
Acquisition of noncontrolling interest (Note 21)	—	—	—	—	(3,173)	—	—	(3,173)	(7,716)	(10,889)
Stock-based compensation expenses (Note 16)	—	—	184,937	—	8,258	—	—	8,258	—	8,258
Cancellation of shares (Note 16)	—	—	(24,248)	—	—	—	—	—	—	—
Dividends declared/ paid	—	—	—	—	—	(35,811)	—	(35,811)	—	(35,811)

Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510
Net loss	—	—	—	—	—	(134,112)	—	(134,112)	8,045	(126,067)
Total other comprehensive income	—	—	—	—	—	—	133	133	—	133
Conversion of preferred stock to common stock (Note 16)	(1,134)	—	1,134,000	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 16)	—	—	3,711,678	—	5,578	—	—	5,578	—	5,578
Cancellation of shares (Note 16)	—	—	(9,319)	—	—	—	—	—	—	—
Acquisition of treasury stock (Note 16)	—	—	(199,324)	—	(252)	—	—	(252)	—	(252)
Dividends declared/ paid	—	—	—	—	—	(35,350)	—	(35,350)	—	(35,350)

Balance December 31, 2015	73,935	$—	110,468,753	$11	$726,791	$262,603	$(445)	$988,960	$121,592	$1,110,552
Net loss	—	—	—	—	—	(303,823)	—	(303,823)	3,674	(300,149)
Total other comprehensive income	—	—	—	—	—	—	445	445	—	445
Tender Offer - Redemption of preferred stock (Note 16)	(24,431)	—	7,589,176	1	(50,888)	41,564	—	(9,323)	—	(9,323)
Stock-based compensation expenses (Note 16)	—	—	24,970	—	3,446	—	—	3,446	—	3,446
Cancellation of shares (Note 16)	—	—	(2,908)	—	—	—	—	—	—	—
Acquisition of treasury stock (Note 16)	—	—	(948,584)	—	(818)	—	—	(818)	—	(818)
Dividends declared/ paid	—	—	—	—	—	(600)	—	(600)	—	(600)

Balance December 31, 2016	49,504	$—	117,131,407	$12	$678,531	$(256)	$—	$678,287	$125,266	$803,553

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

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2016, Navios Holdings owns 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of December 31, 2016, Navios Holdings owned a 20.0% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), an affiliate of the Company, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2016, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 43.4% and its economic interest was 46.1%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of December 31, 2016, Navios Holdings owned no direct equity interest in Navios Midstream.

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

Based on internal forecasts and projections that take into account reasonably possible changes in our trading performance, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these consolidated financial statements. Accordingly, the Company continues to adopt the going concern basis in preparing its financial statements.

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

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2016 was 20.0%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2016 was 46.1%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of December 31, 2016 was 35.0%), (iv) Navios Europe I and its subsidiaries (economic interest as of December 31, 2016 was 47.5%); and (v) Navios Europe II and its subsidiaries (economic interest as of December 31, 2016 was 47.5%).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries Included in the Consolidation:

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2016	2015	2014
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2016	2015	2014
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/19 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/19 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	5/19 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	6/4 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/24 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/12 - 12/31	—	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/12 - 12/31	—	—
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	10/9 - 12/31	—
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	10/9 - 12/31	—
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	11/2 - 12/31	—	—

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliates, the selection of useful lives for tangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: As of December 31, 2016 and 2015, restricted cash included $1,896 and $1,890, respectively, which related to amounts held in a retention account in order to service debt and interest payments, and $0 and $11,000, respectively, which related to additional security, as required by certain of Navios Holdings’ credit facilities. Also included in restricted cash as of December 31, 2016 and 2015 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 for both reporting periods. As of December 31, 2016, restricted cash also included $2,900 which related to amounts held in a Navios Logistics’ retention as part of the Vale International S.A. (“Vale”) arbitration in New York. See also Note 13.

(f)	Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants, bunkers (when applicable) and stock provisions on board of the vessels, as well as petroleum products held by Navios Logistics, are valued at cost as determined on the first-in, first-out basis.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(h)	Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

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

(i)	Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2016, 2015 and 2014 amounted to $5,843, $5,154 and $2,334, respectively.

(j)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(k)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

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

During the fourth quarter of fiscal year 2016, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued deterioration in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actuals, assuming an annual increase of 0.8% after 2017 and a utilization rate of 99.2% based on the fleet’s historical performance.

The assessment concluded that step two of the impairment analysis was not required and no impairment of vessels and the related intangible assets existed as of December 31, 2016, as the undiscounted projected net operating cash flows exceeded the carrying value.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2016, 2015 and 2014, the amortization of deferred drydock and special survey costs was $13,768, $13,340, and $12,263, respectively.

(m)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs for each of the years ended December 31, 2016, 2015 and 2014 were $5,653, $4,524 and $4,061, respectively. See also Note 17.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(n)	Goodwill and Other Intangibles

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

As of December 31, 2016, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. During the fourth quarter 2016, the overall shipping market continued to experience significant deteriorating market conditions, especially in the dry bulk sector with sharp declines in freight rates, charter rates and vessel values. Additionally, the Company’s market capitalization continued to deteriorate to levels well below the carrying value of its total net assets.

As of December 31, 2016, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56,240. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying value of net assets.

As of December 31, 2016, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104,096. Step one of the impairment test used the income method and revealed that the fair value exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business has not been affected by the same deteriorating industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business reporting unit have not experienced a significant decline.

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

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	21
Favorable lease terms	12
Port terminal operating rights	20-45
Customer relationships	20

See also Note 7.

(o)	Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive (loss)/income. The foreign currency gains/(losses) recognized under the caption “Other income” in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2016, 2015 and 2014, were $1,600, $1,646 and $1,945, respectively.

(p)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. See also Note 13.

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

Provisions for estimated losses on vessels under time charter are provided for in the period in which such losses are determined. As of December 31, 2016 and 2015, the balance for provision for voyages was $3,129 and $2,157, respectively.

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

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $15,115, $1,825 and $0, for the years ended December 31, 2016, 2015 and 2014, respectively. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material.

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

Forward Freight Agreements (“FFAs”): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, FFAs are “marked-to-market” quarterly to determine the fair values which generate unrealized gains or losses. Trading of FFAs could lead to material fluctuations in the Company’s reported results from operations on a period to period basis.

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

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under relevant guidance on employer’s accounting for pensions. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $1,127 and $952 at December 31, 2016 and 2015, respectively.

U.S. Retirement Savings Plan: The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan’s eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See also Note 12.

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

Stock-Based Compensation: In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. In December 2015 and 2014, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three years. In December 2014 and 2013, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency. See also Note 12.

The fair value of share appreciation rights and stock option grants is determined with reference to option pricing model and principally adjusted Black-Scholes models. The fair value of restricted share units, restricted stock and restricted stock units is determined by reference to the quoted stock price on the date of grant. Compensation expense, net of estimated forfeitures, is recognized based on a graded expense model over the vesting period. Compensation expense for the awards that vest upon achievement of the performance criteria is recognized when it is probable that the performance criteria will be met and are being accounted for as equity.

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

The Company may trade dry bulk shipping FFAs which are cleared through LCH, the London clearing house. LCH calls for both base and margin collateral, which are funded by Navios Holdings, and which in turn substantially eliminate counterparty risk. Certain portions of these collateral funds may be restricted at any given time as determined by LCH.

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

(u)	(Loss)/Earnings Per Share: Basic (losses)/earnings per share are computed by dividing net (loss)/income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled. Diluted earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (stock options and warrants) are assumed to be exercised and the proceeds are used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted earnings per share computation. Restricted share units, restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted earnings per share, based on the weighted average number of restricted share units, restricted stock and restricted stock units assumed to be outstanding during the period. Convertible shares are included in the calculation of the diluted earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. See also Note 19.

(v)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

(w)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $0, $19,325 and $25,228 to its common stockholders during the years ended December 31, 2016, 2015 and 2014, respectively, and $3,681, $16,025 and $7,502 to its preferred stockholders during the years ended December 31, 2016, 2015 and 2014, respectively. In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H.

(x)	Guarantees: A liability for the fair value of an obligation undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of their terms are made.

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

For charters classified as operating leases where Navios Holdings is regarded as the lessor, refer to Note 2(r).

For charters classified as operating leases where Navios Holdings is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense is included under the line item “Time charter, voyage and logistics business expenses”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(z)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(aa)	Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ab)	Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) is recorded at fair market value on the date of issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2.0% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, 30.0% of the then-outstanding shares of Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per share of common stock with the remaining balance of the then-outstanding shares of Preferred Stock being converted into shares of common stock under the same terms 10 years after their issuance date. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per common stock. See also Note 16.

(ac)	Cumulative Redeemable Perpetual Preferred Stock: The Company’s 2,000,000 American Depositary Shares, Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and the 4,800,000 American Depositary Shares, Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”) are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. At any time on or after January 28, 2019, the Series G may be redeemed at the Company’s option and at any time on or after July 8, 2019, the Series H may be redeemed at the Company’s option (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefore, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Company has accounted for these shares as equity. See also Note 16.

(ad)	Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive (loss)/income unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the consolidated statements of comprehensive (loss)/income. Management evaluates securities for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(af)	Recent Accounting Pronouncements:

In March 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-07, “Compensation—Retirement Benefits (Topic 715)”. This update improves the presentation of net periodic pension cost and net periodic postretirement benefit cost and includes amendments to the Overview and Background Sections of the FASB Accounting Standards Codification. The amendments in this update apply to all employers that offer to their employees defined benefit pension plans, other postretirement benefit plans, or other types of benefits accounted for under Topic 715. The amendments in this update are effective for public business entities for annual periods beginning after December 15, 2017, including interim periods within those annual periods. Early adoption is permitted as of the beginning of an annual period for which financial statements (interim or annual) have not been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2017, FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Public entities may apply the guidance earlier but only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concern expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statement was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In January 2017, FASB issued ASU 2017-01, “Business Combinations” to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisition (or disposals) of assets or businesses. Under current implementation guidance the existence of an integrated set of acquired activities (inputs and processes that generate outputs) constitutes an acquisition of business. This ASU provides a screen to determine when a set of assets and activities does not constitute a business. The screen requires that when substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. This update is effective for public entities with reporting periods beginning after December 15, 2017, including interim periods within those years. The amendments of this ASU should be applied prospectively on or after the effective date. Early adoption is permitted, including adoption in an interim period 1) for transactions for which the acquisition date occurs before the issuance date or effective date of the ASU, only when the transaction has not been reported in financial statements that have been issued or made available for issuance and 2) for transactions in which a subsidiary is deconsolidated or a group of assets is derecognized at a time before the issuance date or effective date of the amendments, only when the transaction has not been reported in financial statements that have been issued or made available for issuance. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In March 2016, FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718)”, which simplifies several aspects of accounting for share-based compensation including the tax consequences, classification of awards as equity or liabilities, forfeitures and classification on the statement of cash flows. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. Early application is permitted. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets and liabilities on the balance sheet for the rights and obligations created by all leases with terms of more than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements and footnotes disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10) - Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In November 2015, FASB issued ASU 2015-17, “Income Taxes (Topic 740) - Balance Sheet Classification of Deferred Taxes”, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this ASU. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In July 2015, FASB issued ASU 2015-11, “Inventory (Topic 330) - Simplifying the Measurement of Inventory”, which requires an entity to measure inventory at the lower of cost or market. Market could be replacement cost, net realizable value, or net realizable value less an approximately normal profit margin. The amendments in this ASU require an entity to measure inventory within the scope of this ASU at the lower of cost and net realizable value. For public business entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments in this ASU should be applied prospectively with earlier application permitted as of the beginning of an interim or annual reporting period. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In August 2014, FASB issued ASU 2014-15, “Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern”. This standard requires management to assess an

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

entity’s ability to continue as a going concern, and to provide related footnote disclosures in certain circumstances. Before this new standard, no accounting guidance existed for management on when and how to assess or disclose going concern uncertainties. The amendments are effective for annual periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. Early application is permitted. The adoption of the new standard did not have a material impact on the Company’s results of operations, financial position or cash flows.

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

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2016	December 31, 2015
Cash on hand and at banks	$126,584	$85,570
Short-term deposits and highly liquid funds	9,408	77,842

Cash and cash equivalents	$135,992	$163,412

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

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2016	December 31, 2015
Accounts receivable	$85,266	$83,091
Less: provision for doubtful receivables	(19,437)	(18,278)

Accounts receivable, net	$65,829	$64,813

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2014	$(26,457)	$(792)	$8,785	$(18,464)
Year ended December 31, 2015	$(18,464)	$(59)	$245	$(18,278)
Year ended December 31, 2016	$(18,278)	$(1,304)	$145	$(19,437)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue and for the year ended December 31, 2014, one customer accounted for 11.9% of the Company’s revenue.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2016	December 31, 2015
Prepaid voyage and operating costs	$8,352	$8,700
Claims receivable	9,822	11,078
Prepaid other taxes	4,279	3,664
Advances for working capital purposes	4,486	—
Other	1,957	700

Total prepaid expenses and other current assets	$28,896	$24,142

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

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$1,717,599	$(308,461)	$1,409,138
Additions	123,541	(68,333)	55,208

Balance December 31, 2014	1,841,140	(376,794)	1,464,346
Additions	—	(70,894)	(70,894)

Balance December 31, 2015	1,841,140	(447,688)	1,393,452
Additions	60,115	(73,847)	(13,732)
Transfers	29,695	—	29,695

Balance December 31, 2016	$1,930,950	$(521,535)	$1,409,415

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$103,030	$(17,082)	$85,948
Additions	3,369	(3,385)	(16)

Balance December 31, 2014	106,399	(20,467)	85,932
Additions	2,287	(3,431)	(1,144)

Balance December 31, 2015	108,686	(23,898)	84,788
Additions	2,051	(3,493)	(1,442)
Transfers	(1,513)	—	(1,513)

Balance December 31, 2016	$109,224	$(27,391)	$81,833

Tanker vessels, barges and push boats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$368,626	$(93,782)	$274,844
Additions	96,387	(17,355)	79,032
Write-off	(47)	—	(47)

Balance December 31, 2014	464,966	(111,137)	353,829
Additions	6,188	(20,007)	(13,819)
Restructure of capital lease	(210)	—	(210)

Balance December 31, 2015	470,944	(131,144)	339,800
Additions	738	(18,894)	(18,156)
Transfers	3,696	—	3,696

Balance December 31, 2016	$475,378	$(150,038)	$325,340

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$12,700	$(5,173)	$7,527
Additions	887	(1,378)	(491)
Write-off	(161)	161	—

Balance December 31, 2014	13,426	(6,390)	7,036
Additions	443	(1,558)	(1,115)

Balance December 31, 2015	13,869	(7,948)	5,921
Additions	2,250	(1,475)	775
Transfers	(2,183)	—	(2,183)

Balance December 31, 2016	$13,936	$(9,423)	$4,513

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2013	$2,201,955	$(424,498)	$1,777,457
Additions	224,184	(90,451)	133,733
Write-off	(208)	161	(47)

Balance December 31, 2014	2,425,931	(514,788)	1,911,143
Additions	8,918	(95,890)	(86,972)
Restructure of capital lease	(210)	—	(210)

Balance December 31, 2015	2,434,639	(610,678)	1,823,961
Additions	65,154	(97,709)	(32,555)
Transfers	29,695	—	29,695

Balance December 31, 2016	$2,529,488	$(708,387)	$1,821,101

Deposits for Vessels and Port Terminals Acquisitions

On January 26, 2014, Navios Holdings entered into agreements to purchase two bulk carrier vessels, one 84,872 deadweight tons (“dwt”) Panamax vessel, Navios Sphera, and one 181,259 dwt Capesize vessel, Navios Mars, to be built in Japan. The vessels’ acquisition prices were $31,800 and $52,000, respectively, and were delivered in January 2016. As of December 31, 2015, Navios Holdings had paid deposits for both vessels totaling $29,695, which as of March 31, 2016, had been transferred to vessels’ cost.

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of December 31, 2016 and December 31, 2015, Navios Logistics had paid $16,156 and $14,770, respectively, for the construction of the new pushboats which are expected to be delivered in the third quarter of 2017.

As of December 31, 2016 and December 31, 2015, Navios Logistics had paid $120,735 and $29,484, respectively, for the expansion of its dry port in Uruguay, which is currently an asset under construction. Capitalized interest included in deposits for vessels, port terminals and other fixed assets amounted to $8,796 and $2,954, as of December 31, 2016 and December 31, 2015, respectively.

Vessel Acquisitions

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34,352 and $55,458, respectively, of which $49,910 was paid from available cash and $39,900 was financed through a loan. As of March 31, 2016, deposits of $29,695, relating to the acquisition of Navios Sphera and Navios Mars, had been transferred to vessels’ cost.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics

On June 30, 2015, Navios Logistics entered into an agreement for the restructuring of its capital leases for the Ferni H and the San San H, by extending their duration until January 2020 and April 2020, respectively, and amending the purchase price obligation to $5,325 and $5,150, respectively, payable at the end of the extended period. As of December 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the years ended December 31, 2016 and 2015 for both vessels were $3,032 and $1,501, respectively.

NOTE 7: INTANGIBLE ASSETS/LIABILITIES OTHER THAN GOODWILL

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2016

	Acquisition Cost	Accumulated Amortization	Additions / Write off	Net Book Value December 31, 2016
Trade name	$100,420	$(41,303)	$—	$59,117
Port terminal operating rights	53,152	(10,162)	—	42,990
Customer relationships	35,490	(15,971)	—	19,519
Favorable lease terms(*)	82,485	(6,359)	(70,937)	5,189

Total Intangible assets	271,547	(73,795)	(70,937)	126,815
Unfavorable lease terms(**)	(24,721)	—	24,721	—

Total	$246,826	$(73,795)	$(46,216)	$126,815

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2015

	Acquisition Cost	Accumulated Amortization	Additions / Write off	Net Book Value December 31, 2015
Trade name	$100,420	$(37,401)	$—	$63,019
Port terminal operating rights	53,152	(9,456)	—	43,696
Customer relationships	35,490	(14,196)	—	21,294
Favorable lease terms(*)	158,179	(60,037)	(75,694)	22,448

Total Intangible assets	347,241	(121,090)	(75,694)	150,457
Unfavorable lease terms(**)	(56,419)	17,195	31,698	(7,526)

Total	$290,822	$(103,895)	$(43,996)	$142,931

(*)	As of December 31, 2016 and 2015, intangible assets associated with the favorable lease terms included an amount of $1,180 and $10,575, respectively related to purchase options for the vessels (see also Note 2(n)). During the year ended December 31, 2016, acquisition costs of $70,937 and accumulated amortization of $57,930 of favorable lease terms were written off resulting in a loss of $13,007. This write-off resulted from the early redelivery of one vessel. During the year ended December 31, 2015, acquisition costs $75,694, of fully amortized favorable lease terms were written off, as a result of early redeliveries of vessels.

(**)	As of December 31, 2016 and 2015, the intangible liability associated with the unfavorable lease terms included an amount of $0 and $(467), respectively, related to purchase options held by third parties (see also Note 2(n)). During the year ended December 31, 2016, acquisition costs of $24,721 and accumulated amortization of $17,406 of unfavorable lease terms were written off resulting in an income of $7,315. This write-off resulted from the early redelivery of one vessel. During the year ended December 31, 2015, $31,698 of acquisition cost of unfavorable lease terms were written off. During the year ended December 31, 2015, acquisition cost and accumulated amortization of $64,609, of fully amortized unfavorable lease terms were written off. These write-offs resulted from early redelivery of vessels. As of December 31, 2016 and 2015, no purchase options held by third parties have been exercised.

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000, of which $10,200 was paid in 2014 and $6,800 was paid in 2015. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Amortization Expense and Write Offs Year Ended December 31, 2016	Amortization Expense and Write Offs Year Ended December 31, 2015	Amortization Expense and Write Offs Year Ended December 31, 2014
Trade name	$3,902	$3,811	$3,853
Port terminal operating rights	706	1,006	1,006
Customer relationships	1,775	1,775	1,774
Favorable lease terms	17,260	32,444	12,539
Unfavorable lease terms	(7,526)	(14,615)	(4,933)

Total	$16,117	$24,420	$14,239

The remaining aggregate amortization of acquired intangibles as of December 31, 2016 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$3,853	$2,811	$2,811	$2,818	$2,811	$44,013	$59,117
Favorable lease terms	641	641	641	641	641	804	4,009
Port terminal operating rights	895	990	990	990	990	38,135	42,990
Customer relationships	1,775	1,775	1,775	1,775	1,775	10,644	19,519

Total amortization	$7,164	$6,217	$6,217	$6,224	$6,217	$93,596	$125,635

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

As of December 31, 2016, Navios Holdings held a total of 15,344,310 common units and 1,700,493 general partners units, representing a 20.0% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of December 31, 2016 and 2015, the pre-OTTI unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $29,529 and $32,300, respectively. The Company will need to recompute this difference which is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Partners tangible and intangible assets.

Total equity method income and amortization of deferred gain of $5,979, $15,462 and $36,959 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016 and 2015, the carrying amount of the investment in Navios Partners was $24,033 and $115,432, respectively. During the year ended December 31, 2016, the Company recognized an OTTI loss of $83,596 relating to its investment in Navios Partners and the amount was included in “Equity/(loss) in net earnings of affiliated companies”.

Dividends received during the year ended December 31, 2016, 2015 and 2014 were $0, $27,993 and $30,043, respectively.

As of December 31, 2016, the market value of the investment in Navios Partners was $24,033.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2016 and 2015, the carrying amount of the investment was $105 and $175, respectively. Dividends received for each of the years ended December 31, 2016, 2015 and 2014 were $85, $454 and $271, respectively.

Navios Acquisition

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

As of December 31, 2016, Navios Holdings had a 43.4% voting and a 46.1% economic interest in Navios Acquisition.

As of December 31, 2016 and 2015, the pre-OTTI unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $(2,588) and $1,480, respectively. The Company will need to recompute this difference which is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

Total equity method income of $29,801, $43,299 and $19,513 were recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016 and 2015, the carrying amount of the investment in Navios Acquisition was $124,062 and $253,286, respectively. During the year ended December 31, 2016, the Company recognized an OTTI loss of $144,430 relating to its investment in Navios Acquisition and the amount was included in “Equity /(loss) in net earnings of affiliated companies”.

Dividends received for each of the years ended December 31, 2016, 2015 and 2014 were $14,595, $18,244 and $14,595, respectively.

As of December 31, 2016, the market value of the investment in Navios Acquisition was $124,062.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”).

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

The initial investment in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2016 and December 31, 2015, the unamortized basis difference of Navios Europe I was $4,710, and $5,386, respectively.

As of December 31, 2016 and 2015, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $18,268 and $15,763, respectively, which represents the Company’s carrying value of its investment of $8,198 and $6,895, respectively, including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $10,070 and $8,868, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Income of $1,303, $1,293 and $831 was recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2016, 2015 and 2014, respectively.

As of December 31, 2016 and 2015, the carrying amount of the investment in Navios Europe I was $5,967 and $5,497, respectively. See also Note 25 for the transfer of Navios Holdings’ participation in Navios Revolving Loans I and Navios Term Loans I to Navios Partners.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14,000.

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

The initial investment in Navios Europe II recorded under the equity method of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2016, the unamortized basis difference of Navios Europe II was $7,953.

As of December 31, 2016 and 2015, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $22,287 and $15,858, respectively, which represents the Company’s carrying value of its investment of $7,944 and $7,958, respectively, plus the Company’s balance of the Navios Revolving Loans II of $14,343 and $7,900, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

(Loss)/income of $(14) and $1,308 was recognized in “Equity in net earnings of affiliated companies” for the years ended December 31, 2016 and 2015, respectively.

As of December 31, 2016, the carrying amount of the investment in Navios Europe II was $5,894.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2016					December 31, 2015
Balance Sheet	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$25,088	$56,658	$720	$10,785	$16,916	$34,539	$61,645	$668	$11,839	$17,366
Current assets	56,349	107,282	986	15,980	19,487	39,835	97,349	1,117	14,782	22,539
Non-current assets	1,212,231	1,596,337	84	169,925	232,363	1,310,456	1,676,742	73	179,023	245,154

Current liabilities	98,950	79,421	413	18,490	24,126	41,528	82,798	447	15,377	16,897
Long-term debt including current portion, net	523,776	1,095,938	—	86,060	119,234	598,078	1,197,583	—	96,580	129,185
Non-current liabilities	489,421	1,048,767	—	155,387	184,530	576,548	1,143,922	—	182,537	173,543

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Year ended December 31, 2016					Year ended December 31, 2015					Year ended December 31, 2014
Income Statement	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Acropolis	Navios Europe I
Revenue	$190,524	$290,245	$1,068	$40,589	$30,893	$223,676	$313,396	$1,760	$41,437	$20,767	$227,356	$264,877	$2,825	$35,119
Net income/ (loss) before non-cash change in fair value of Junior Loan I and Junior Loan II	$(52,549)	$59,715	$157	$(2,174)	$(25,062)	$41,805	$84,796	$244	$(1,347)	$1,673	$74,853	$11,371	1,298	(5,061)
Net income/(loss)	$(52,549)	$59,715	$157	$16,137	$(34,059)	$41,805	$84,796	$244	$(1,118)	$77,252	$74,853	$11,371	1,298	(1,896)

NOTE 9: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2016 and 2015 consisted of the following:

	December 31, 2016	December 31, 2015
Payroll	$14,730	$11,021
Accrued interest	36,273	37,628
Accrued voyage expenses	2,217	3,311
Accrued running costs	21,394	22,705
Provision for losses on voyages in progress	3,129	2,157
Audit fees and related services	266	519
Accrued taxes	5,092	4,162
Professional fees	1,707	518
Dividends	—	3,081
Navios Partners Guarantee (Note 15)	—	8,752
Other accrued expenses	6,941	9,241

Total accrued expenses	$91,749	$103,095

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 10: BORROWINGS

Borrowings as of December 31, 2016 and 2015 consisted of the following:

Navios Holdings borrowings	December 31, 2016	December 31, 2015
Commerzbank A.G. ($240,000)	$19,857	$40,476
Loan Facility Credit Agricole ($40,000)	18,880	21,291
Loan Facility Credit Agricole ($23,000)	14,755	16,117
Loan Facility Credit Agricole ($23,000)	15,150	16,550
Loan Facility DVB Bank SE ($72,000)	54,540	58,939
Loan Facility DVB Bank SE ($41,000)	37,293	—
Loan Facility Credit Agricole ($22,500)	16,313	18,563
Loan Facility DVB Bank SE ($40,000)	28,000	32,000
Loan Facility Alpha Bank ($31,000)	27,400	29,200
Loan Facility Alpha Bank ($16,125)	16,125	—
Navios Acquisition Loan	51,240	—
2019 Notes	291,094	350,000
2022 Notes	650,000	650,000

Total Navios Holdings borrowings	$1,240,647	$1,233,136

Navios Logistics borrowings	December 31, 2016	December 31, 2015
2022 Logistics Senior Notes	$375,000	$375,000
Navios Logistics Notes Payable	34,447	—
Navios Logistics BBVA Loan Facility	25,000	—
Other long-term loans	321	390

Total Navios Logistics borrowings	$434,768	$375,390

Total	December 31, 2016	December 31, 2015
Total borrowings	$1,675,415	$1,608,526
Less: current portion, net	(29,827)	(16,944)
Less: deferred finance costs, net	(24,320)	(27,218)

Total long-term borrowings	$1,621,268	$1,564,364

Navios Holdings loans

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “2019 Co-Issuers”) completed the sale of $350,000 of 8.125% Senior Notes due 2019 (the “2019 Notes”). During July, August and October 2016, the Company repurchased $58,906 of its 2019 Notes for a cash consideration of $30,671 resulting in a gain on bond extinguishment of $27,670, net of deferred fees written-off.

The 2019 Notes are fully and unconditionally guaranteed, jointly and severally and on an unsecured senior basis, by all of the Company’s subsidiaries, other than Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. The 2019 Co-Issuers have the option to redeem the 2019 Notes in whole or in part, at a fixed price of 104.063% of the principal amount, which price declines ratably until it reaches par in February 2017, plus accrued and unpaid interest, if any. In addition, upon the occurrence of certain change of control events, the holders of the 2019 Notes will have the right to require the 2019 Co-Issuers to repurchase some or all of the 2019 Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The 2019 Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the 2019 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2019 Co-Issuers were in compliance with the covenants as of December 31, 2016.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). The net proceeds of the offering of the 2022 Notes have been used: (i) to repay, in full, $488,000 of first priority ship mortgage notes due on November 1, 2017, issued by the Company and its wholly-owned subsidiary, Navios Maritime Finance (US) Inc. in November 2009 and July 2012; and (ii) to repay in full indebtedness relating to six vessels added as collateral under the 2022 Notes. The remainder has been used for general corporate purposes.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and are secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2016.

Secured credit facilities

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of Navios Azimuth. As of December 31, 2016, the outstanding amount under the loan facility was repayable in 9 semi-annual equal installments of $1,206 with a final balloon payment of $8,030 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. In December 2015, Navios Azimuth was added as collateral to the Navios Asia facility. As of December 31, 2016, the outstanding amount under this facility was $18,880.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2016, the facility is repayable in 11 semi-annual equal installments of $681, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2016, the outstanding amount under this facility was $14,755.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2016, the outstanding amount under the loan facility was repayable in 11 semi-annual equal installments of $700 after the drawdown date, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2016, the outstanding amount under this facility was $15,150.

On December 20, 2013, Navios Asia entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two equal tranches, in order to finance the acquisition of the N Amalthia, which was delivered in October 2013, and the N Bonanza, which was delivered in January 2014. The two tranches bear interest at a rate of LIBOR plus 300 basis points. The two

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

tranches are repayable in four and five equal semi-annual installments of $563, respectively, with a final balloon payment of $5,625 on the last repayment date for each tranche respectively. The loan facility requires compliance with certain financial covenants. As of December 31, 2016, the outstanding amount of the loan was $16,313.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. During October 2016, the Company fully prepaid the third tranche of the facility, which had an outstanding balance of $15,319, using $13,802 of cash, thus achieving a $1,517 benefit to nominal value. As of December 31, 2016, the fourth tranche of the facility is repayable in 16 quarterly installments of $835, with a final balloon payment of $6,495 on the last payment date. The loan bears interest at a rate based on a margin of 225 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2016, the outstanding amount was $19,857.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of Navios Serenity; and (ii) the second tranche is for an amount of up to $16,000 to refinance the Navios Astra loan facility with Cyprus Popular Bank Public Co. Ltd. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, entering into a new tranche for an amount of $30,000 in order to finance the acquisition of the Navios Gem, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2016, the first tranche is repayable in 13 quarterly installments of $362, with a final balloon payment of $14,400 on the last repayment date, the second tranche is repayable in 14 quarterly installments of $269, with a final balloon payment of $6,354 on the last repayment date and the third tranche is repayable in 14 quarterly installments of $469, with a final balloon payment of $18,750 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2016, the total outstanding amount was $54,540.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bears interest at a rate of LIBOR plus 325 basis points. As of December 31, 2016, the facility is repayable in 8 quarterly installments of $1,000, with a final balloon payment of $20,000 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, Navios Sphera and Navios Mars were added as collateral to this facility. As of December 31, 2016, the outstanding amount was $28,000.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41,000 to be drawn in two tranches, to finance the acquisition of Navios Mars and Navios Sphera. The facility bears interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39,900. The first tranche is repayable in five quarterly installments of $492 each, followed by 16 quarterly installments of $369 each, and a final balloon payment of $14,760 on the last payment day. The second tranche is repayable in five quarterly installments of approximately $377 each, followed by 16 installments of $220 each, and a final balloon payment of $8,764 on the last payment day. The loan facility also requires compliance with certain covenants. As of December 31, 2016, the outstanding amount was $37,293.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31,000 in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2016, the facility is repayable in 24 quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2016, the outstanding amount was $27,400.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16,125 in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. The facility is repayable in four quarterly installments of $250, followed by 16 quarterly installments of $275 each, with a final balloon payment of $10,725 payable on the last repayment date. The first instalment will be due 15 months from the loan drawdown date. The loan facility requires compliance with certain financial covenants. As of December 31, 2016, the outstanding amount was $16,125.

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

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 130%, (ii) minimum liquidity up to a maximum of $40,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time up ranging from a minimum of two quarters to a maximum of three quarters (from the current balance sheet date) and/or amended to include (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 90% to 130%, and (ii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 80% to 90%.

As of December 31, 2016, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. Please see also Note 15.

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

2022 Logistics Senior Notes

On April 22, 2014, the Logistics Co-Issuers completed the sale of $375,000 in aggregate principal amount of senior notes due on May 1, 2022 at a fixed rate of 7.25% (the “2022 Logistics Senior Notes”). The net proceeds from the sale of 2022 Logistics Senior Notes were partially used to redeem any and all of 2019 Logistics Senior Notes and pay related transaction fees and expenses. The 2022 Logistics Senior Notes are unregistered and fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

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

As of December 31, 2016, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2016.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2016, the remaining available amount was $826.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcayan Argentaria Uruguay S.A. (“BBVA”) for an amount of $25,000, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2016, the outstanding amount of the loan was $25,000.

Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2016, the outstanding loan balance was $321 ($390 as of December 31, 2015). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

During the year ended December 31, 2016, the Company paid $40,737, of which $21,635 related to scheduled repayment installments for the year 2016, $13,802 related to the refinancing of one of its secured credit facilities and $5,300 related to the balloon payments originally due in 2019 and 2020.

The annual weighted average interest rates of the Company’s total borrowings were 6.87%, 6.98% and 7.18% for the year ended December 31, 2016, 2015 and 2014, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2016, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2017(1)	$30,790
2018	109,552
2019	324,765
2020	72,103
2021	29,021
2022 and thereafter	1,109,184

Total	$1,675,415

(1)	In February 2017, we agreed with one of our financing banks on the deferral of principal payments amounting to $3,711, originally due in 2017, to be paid in 2018.

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

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Navios Acquisition Loan and one Navios Logistics’ loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

Capital leases: The capital leases are fixed rate obligations and their carrying amounts approximate their fair value.

Loan receivable from affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Loan payable to affiliate company: The carrying amount of the fixed rate loan approximates its fair value.

Long-term receivable from affiliate company: The carrying amount of the floating rate receivable approximates its fair value.

Long-term payable to affiliate company: The carrying amount of the long-term payable approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the consolidated statements of comprehensive income/(loss). During the third quarter of 2016, the Company sold all its available-for-sale securities.

Long-term payables to affiliate companies: The carrying amount of other long-term payables to affiliate companies approximates their fair value.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2016		December 31, 2015
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$135,992	$135,992	$163,412	$163,412
Restricted cash	$5,386	$5,386	$13,480	$13,480
Investments in available-for-sale-securities	$—	$—	$5,173	$5,173
Loan receivable from affiliate company	$23,008	$23,008	$16,474	$16,474
Long-term receivable from affiliate companies	$11,105	$11,105	$—	$—
Capital lease obligations, including current portion	$(17,617)	$(17,617)	$(20,649)	$(20,649)
Senior and ship mortgage notes, net	$(1,296,537)	$(974,170)	$(1,350,941)	$(735,002)
Long-term debt, including current portion	$(304,682)	$(308,080)	$(230,367)	$(233,526)
Loan payable to affiliate company	$(49,876)	$(51,240)	$—	$—
Long-term payable to affiliate companies	$(6,399)	$(6,399)	$—	$—

The following table set forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no assets and/or liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Fair Value Measurements as of December 31, 2015
Assets	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale securities	$5,173	$5,173	$—	$—

Total	$5,173	$5,173	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2016
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in affiliates	$148,095	$148,095	$—	$—

The Company recorded an OTTI loss of $228,026 on its investments in Navios Partners and Navios Acquisition during the year ended December 31, 2016, thus reducing their total carrying value to $148,095 as at December 31, 2016.

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$135,992	$135,992	$—	$—
Restricted cash	$5,386	$5,386	$—	$—
Loan receivable from affiliate company(2)	$23,008	$—	$23,008	$—
Long-term receivable from affiliate companies(2)	$11,105	$—	$11,105	$—
Capital lease obligations, including current portion(1)	$(17,617)	$—	$(17,617)	$—
Senior and ship mortgage notes	$(974,170)	$(974,170)	$—	$—
Long-term debt, including current portion(1)	$(308,080)	$—	$(308,080)	$—
Loan payable to affiliate company(2)	$(51,240)	$—	$(51,240)	$—
Long-term payable to affiliate companies(2)	$(6,399)	$—	$(6,399)	$—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements at December 31, 2015
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$163,412	$163,412	$—	$—
Restricted cash	$13,480	$13,480	$—	$—
Loan receivable from affiliate companies(2)	$16,474	$—	$16,474	$—
Senior and ship mortgage notes	$(735,002)	$(735,002)	$—	$—
Capital lease obligations, including current portion(1)	$(20,649)	$—	$(20,649)	$—
Long-term debt, including current portion(1)	$(233,526)	$—	$(233,526)	$—

(1)	The fair value of the Company’s long-term debt/ Capital lease obligations is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from/ payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 12: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2016, 2015 and 2014, were approximately $69, $96 and $101, respectively, which included a discretionary contribution of $0, $14, and $17, respectively.

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

Stock Plan

The Company has awarded restricted share units, shares of restricted common stock and restricted stock units to its employees, officers and directors. The restriction lapses in two or three equal tranches, over the requisite service periods, of one, two and three years from the grant date. The Company has also awarded share appreciation rights and stock options to its officers and directors only, based on service conditions, which vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option expires seven years after its grant date. Please refer to Note 2(s).

On December 11, 2013, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vested all at once upon achievement of the internal performance criteria. As of December 31, 2014, the Company determined that it was probable that the performance criteria of these awards would be met and recognized a compensation expense of $3,753.

On December 15, 2014, the Company awarded shares of restricted stock and restricted stock units to its employees, officers and directors and stock options to its officers and directors, which vest all at once upon achievement of the internal performance criteria. As of December 31, 2015, the Company determined that it was probable that the performance criteria of these awards would be met and recognized a compensation expense of $2,615.

During the years ended December 31, 2016 and 2015, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The fair value of all share appreciation rights awards and stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•	Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised during each of the years ended December 31, 2014 (143,189), 2013 (153,556), 2012 (29,251), 2011 (130,578) and 2010 (130,577) was small in relation to the total number of options granted. No stock options were exercised during the year ended December 31, 2016 and 2015. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

The “simplified method” used includes taking the average of the weighted average time to vesting and the contractual term of the share appreciation rights and option awards. The service conditions share appreciation rights and option awards vest over three years at 33.3%, 33.3% and 33.4% respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s service conditions share appreciation rights and option award is 4.5 years.

•	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the share appreciation rights and stock option awards. The final expected volatility estimate, which equals the historical estimate, for the service conditions option awards was 84.71%, 55.17% and 47.06% for 2016, 2015 and 2014, respectively, and for the performance conditions option awards was 58.78% and 41.48% for 2014 and 2013, respectively.

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend changes and the market price of our stock.

•	Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. For the service conditions share appreciation rights and option awards, the 4.5 year yield-to-maturity rate as of the grant date is 1.81%, 1.46% and 1.44% for 2016, 2015 and 2014, respectively. For the performance conditions option awards, the one year yield-to-maturity rate as of the grant date is 0.22% and 0.13% for 2014 and 2013, respectively.

The fair value of restricted share unit, restricted stock and restricted stock unit grants excludes dividends to which holders of restricted share units, restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted share unit, restricted stock and restricted stock units grant is $0 for 2016 and 2015 and $0.06 per quarter for 2014.

The weighted average grant date fair value of share appreciation rights and restricted common stock options granted during the year ended December 31, 2016 was $0.78 and $1.20, respectively.

The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2015 was $0.55 and $1.20, respectively.

The weighted average grant date fair value of stock options, restricted stock and restricted stock units granted during the year ended December 31, 2014 was $1.14, $3.64 and $3.64, respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $3,446, $5,591 and $7,719 for the years ended December 31, 2016, 2015 and 2014, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive (loss)/income. The recognized compensation expense for the year is presented as an adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Options
Outstanding as of December 31, 2013	5,139,030	5.50	4.81	9,209
Vested at December 31, 2013	911,493	—	—	—
Exercisable at December 31, 2013	753,562	—	—	—
Exercised	(143,189)	—	—	(273)
Forfeited or expired	(314,250)	—	—	(1,610)
Granted	1,123,003	3.64	—	1,084
Outstanding as of December 31, 2014	5,804,594	4.57	4.64	8,410
Vested at December 31, 2014	1,643,665	—	—	—
Exercisable at December 31, 2014	1,500,476	—	—	—
Forfeited or expired	(159,828)	—	—	(193)
Granted	1,000,000	1.2	—	552
Outstanding as of December 31, 2015	6,644,766	4,09	4.23	8,769
Vested at December 31, 2015	730,592	—	—	—
Exercisable at December 31, 2015	730,592	—	—	—
Forfeited or expired	(348,520)	—	—	—
Granted	2,500,000	1.2	—	—
Outstanding as of December 31, 2016	8,796,246	3.20	4.41	9,804
Restricted stock and restricted stock units
Non Vested as of December 31, 2013	1,883,983	—	1.40	11,220
Granted	1,175,353	—	—	4,278
Vested	(1,058,903)	—	—	(4,580)
Forfeited or expired	(3,089)	—	—	(19)
Non Vested as of December 31, 2014	1,997,344	—	2.00	10,899
Granted	2,540,000	—	—	3,048
Vested	(812,847)	—	—	(5,746)
Forfeited or expired	(3,538)	—	—	(15)
Non Vested as of December 31, 2015	3,720,959	—	2.45	8,186
Granted	2,540,000	—	—	3,048
Vested	(1,755,017)	—	—	(5,122)
Forfeited or expired	(3,408)	—	—	(12)
Non Vested as of December 31, 2016	4,502,534	$—	2.55	$6,100

The estimated compensation cost relating to service conditions of non-vested (i) share appreciation rights and stock options and (ii) restricted share units, restricted stock and restricted stock unit awards, not yet recognized was $2,156 and $4,705, respectively, as of December 31, 2016 and is expected to be recognized over the weighted average period of 3.10 years.

NOTE 13: COMMITMENTS AND CONTINGENCIES

As of December 31, 2016, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2015: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2018.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2016, Navios Logistics had obligations related to the acquisition of three new pushboats and the expansion of its dry port facility of $10,933 and $8,734, respectively, until the third quarter of 2017.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Navios Logistics has received full security for its claim to date. As of December 31, 2016, related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets. For details on the New York arbitration ruling in favor of Navios Logistics, please see Note 25.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

On April 1, 2016, Navios Holdings was named as a defendant in a putative shareholder derivative lawsuit brought by two alleged shareholders of Navios Acquisition purportedly on behalf of nominal defendant, Navios Acquisition, in the United States District Court for the Southern District of New York, captioned Metropolitan Capital Advisors International Ltd., et al. v. Navios Maritime Holdings, Inc. et al., No. 1:16-cv-02437. The lawsuit challenged the March 9, 2016 loan agreement between Navios Holdings and Navios Acquisition pursuant to which Navios Acquisition agreed to provide a $50,000 credit facility (the “Revolver”) to Navios Holdings.

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $775 by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2026.

NOTE 14: LEASES

Chartered-in vessels, barges, pushboats and office space:

As of December 31, 2016, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges, pushboats and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2017	$110,645	$13,783	$2,687
2018	104,091	13,988	1,921
2019	85,001	9,892	1,189
2020	73,663	9,919	508
2021	51,924	9,892	184
2022 and thereafter	92,488	29,038	—

Total	$517,812	$86,512	$6,489

Charter hire expense for Navios Holdings chartered-in vessels amounted to $84,114, $134,364 and $111,386, for each of the years ended December 31, 2016, 2015 and 2014, respectively. Charter hire expense for logistics business chartered-in vessels amounted to $1,521, $1,307 and $2,468, for each of the years ended December 31, 2016, 2015 and 2014, respectively.

Rent expense for office space amounted to $2,748, $2,508, and $2,804 for each of the years ended December 31, 2016, 2015 and 2014, respectively. The Company leases office space at 825 3rd Avenue, New York, New York, pursuant to a lease that expires in April 2019. The Company also leases office space at 85 Akti Miaouli, Piraeus, Greece, pursuant to lease agreements that expire in 2017 and 2019. The Company also leases office space in Monaco pursuant to a lease that expires in June 2018. The Company also leases office space in Antwerp, Belgium pursuant to a lease that expires in 2019.

Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire on various dates through 2021. The above table incorporates the lease commitments on all offices as disclosed above.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Chartered-out vessels, barges and pushboats:

The future minimum revenue, net of commissions, (i) for dry bulk vessels, expected to be earned on non-cancelable time charters and (ii) for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports, are as follows:

	Dry bulk vessels	Logistics business
2017	$30,093	$112,803
2018	805	76,883
2019	—	76,641
2020	—	64,191
2021	—	52,569
2022 and thereafter		684,511

Total minimum revenue, net of commissions	$30,898	$1,067,598

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

The future minimum revenue of Navios Logistics, as presented in the table above, expected to be earned on non-cancelable contracts with minimum guaranteed throughput after the successful completion of the expansion of Navios Logistics’ dry port facility is $44,200 per annum, based on current contract rates, for a period of 20 years.

Navios Logistics’ future minimum revenue, as presented in the table above, expected to be earned on non-cancelable contracts under time charter after the successful completion of the construction of a river and estuary tanker, is $41,640 for a period of five years, based on current contract rates.

NOTE 15: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €943 (approximately $1,044) and the lease agreements expire in 2017 and 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the years ended December 31, 2016, 2015 and 2014 were $0, $6 and $2, respectively. Included in the trade accounts payable at December 31, 2016 and 2015 was an amount due to Acropolis of $76 and $76, respectively.

Vessels charter hire: From 2012, Navios Holdings has entered into charter-in contracts for certain of Navios Partners’ vessels, all of which have been redelivered by April 2016.

In May 2012 and 2013, the Company entered into two charters with Navios Partners for the Navios Aldebaran and the Navios Prosperity. On February 11, 2015, the Company and Navios Partners entered into a novation agreement whereby the rights to the time charter contract of the Navios Aldebaran and the Navios Prosperity were transferred to Navios Holdings on February 28 and March 5, 2015, respectively.

In 2012 and 2013, the Company entered into various charters with Navios Partners for the Navios Apollon, Navios Libra, Navios Felicity and Navios Hope. In April 2015, these charters were further extended for approximately one year at a net daily rate of $12.5, $12.0, $12.0, $10.0 plus 50/50 profit sharing based on actual earnings at the end of the period.

In 2015, the Company entered into various charters with Navios Partners for the Navios Gemini, Navios Hyperion, Navios Soleil, Navios Harmony, Navios Orbiter, Navios Fantastiks, Navios Alegria, Navios Pollux and Navios Sun. The terms of these charters were approximately nine to twelve months, at a net daily rate of $7.6, $12.0, $12.0, $12.0, $12.0, $12.5, $12.0, $11.4 and $12.0, respectively plus 50/50 profit sharing based on actual earnings at the end of the period.

In November 2016 the Company entered into a charter with a Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11.5.

Total charter hire expense for all vessels for the years ended December 31, 2016, 2015 and 2014 was $1,711, $39,727 and $28,162, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014, and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. Total management fees for the years ended December 31, 2016, 2015 and 2014 amounted to $59,209, $56,504 and $50,359, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amounts due from Navios Partners as of December 31, 2016 amounted to $11,105 (December 31, 2015: $0) and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed until May 2014, of $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and $10.0 per owned VLCC vessel. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses will be determined in a manner consistent with how the initial fixed fees were determined. Drydocking expenses until May 2014 were fixed under this agreement for up to $300 per LR1 and MR2 product tanker vessel and will be reimbursed at cost for VLCC vessels. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at the same rates for product tanker and chemical tanker vessels, and reduced the daily rate to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the years ended December 31, 2016, 2015 and 2014 amounted to $97,866, $95,336 and $95,827, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2016, 2015 and 2014 amounted to $20,855, $20,383 and $20,098, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2016, 2015 and 2014 amounted to $20,862, $17,613 and $1,672, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2016 and 2015 amounted to $23,527 and $9,581, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2016, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2016, the fair value of the claim was estimated at $19,739 and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/ income.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2017, pursuant to its existing terms. Total general and administrative fees for the years ended December 31, 2016, 2015 and 2014 amounted to $7,751, $6,205 and $6,090, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2016, 2015 and 2014 amounted to $9,427, $7,608 and $7,314, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2016, 2015 and 2014 amounted to $1,000, $760 and $760, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2016, 2015 and 2014 amounted to $1,300, $800 and $800, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2016, 2015 and 2014 amounted to $1,500, $1,014 and $96, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2016 and 2015, amounted to $1,820 and $550, respectively.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due from affiliates as of December 31, 2016 amounted to $0 (December 31, 2015: $8,887).

Balance due to affiliates as of December 31, 2016 amounted to $32,847 (December 31, 2015: $17,791) and the Long-term payable to affiliate companies amounted to $6,399 (December 31, 2015: $0).

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

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2016, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2016 and 2015, the unamortized deferred gain for all vessels and rights sold totaled $11,846 and $13,680, respectively. For the years ended December 31, 2016, 2015 and 2014, Navios Holdings recognized $1,833, $2,621 and $5,278 of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 8 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, and March 23, 2017, for the purchase up to a total of 1,271,766 general partnership interests. See also Note 25.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. This credit facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $700, is available for up to five drawings and has a fixed interest rate of 8.75%, compounded semi-annually to be paid upon maturity on November 15, 2018. As of December 31, 2016, the outstanding balance was $49,876 which consists of $50,000 drawn amount plus the accrued interest of $1,240, net of unamortized balance of deferred fees of $1,364.

On November 11, 2014, Navios Acquisition entered into a short-term credit facility with Navios Holdings pursuant to which Navios Acquisition could borrow up to $200,000 for general corporate purposes. The facility provided for an arrangement fee of $4,000, and bore fixed interest of 600 bps. All amounts drawn under this facility were fully repaid by the maturity date of December 29, 2014.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of December 31, 2016 and 2015, there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2016 and 2015, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21,000 from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Balance due from Navios Europe I as of December 31, 2016 amounted to $2,376 (December 31, 2015: $1,609) which included the net current amount receivable of $145 (December 31, 2015: $211) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 8) and other expenses and the non-current amount of $2,231 (December 31, 2015: $1,398) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 8).

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

As of December 31, 2016 and 2015, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $7,125, under the caption “Loan receivable from affiliate companies”. As of December 31, 2016, the amount undrawn under the Revolving Loans I was $9,100, of which Navios Holdings is committed to fund $4,323. See also Note 25 for the transfer of Navios Holdings’ participation in Navios Revolving Loans I and Navios Term Loans I to Navios Partners.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2016, amounted to $10,453 (December 31, 2015: $4,196), which included the current amount of $8,402 (December 31, 2015: $3,571), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 8) and other expenses and the non-current amount of $2,051 (December 31, 2015: $625) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 8).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $11,602 (December 31, 2015: $7,327), under the caption “Loan receivable from affiliate companies.” As of December 31, 2016, the amount undrawn from the Navios Revolving Loans II was $19,075, of which Navios Holdings is committed to fund $9,061. In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14,000.

NOTE 16: PREFERRED AND COMMON STOCK

Issuances to Employees and Exercise of Options

During 2016 and 2015, pursuant to the stock plan approved by the Board of Directors, no options were exercised.

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

Vested, Surrendered and Forfeited

During 2016, 24,970 restricted stock units, issued to the Company’s employees in 2014 and 2013, vested.

During 2015, 16,960 restricted stock units, issued to the Company’s employees in 2013 and 2012, vested.

During 2014, 41,748 restricted stock units, issued to the Company’s employees in 2013, 2012 and 2011, vested.

During the year ended December 31, 2016 and 2015, 2,908 and 9,319 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Issuance of Cumulative Perpetual Preferred Stock

On January 28, 2014, the Company completed the sale of the Series G raising net proceeds of $47,846 (after deducting underwriting discounts and offering expenses). See also Note 2(ac).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On July 8, 2014, the Company completed the sale of the Series H raising net proceeds of $115,756 (after deducting underwriting discounts and offering expenses). See also Note 2(ac).

Series G and Series H ADS Exchange Offer

On November 8, 2016, the Company announced the completion of the offer to exchange cash and/or newly issued shares of common stock for any and all outstanding of its Series G and Series H. A total number of 5,449 Series G and 18,982 Series H were validly tendered in the exchange offer, representing an aggregate book value of $61,078. The Company paid an aggregate of $9,323 in cash, which includes tender offer expenses, and issued a total of 7,589,176 shares of common stock, with a fair value of $7,893 at the date of the issuance.

Conversion of Preferred Stock

During the year ended December 31, 2016, there were no conversions of preferred stock.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of December 31, 2016 were $10,245 (net of cancelled dividends of $5,063, following the completion of the offer to exchange cash and/or newly issued shares of common stock for any and all outstanding of its Series G and Series H).

During the year ended December 31, 2015, 1,134 shares of convertible preferred stock were automatically converted into 1,134,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms.

Navios Holdings had outstanding as of December 31, 2016 and 2015, 117,131,407 and 110,468,753 shares of common stock, respectively, and preferred stock 49,504 (14,551 Series G, 29,018 Series H and 5,935 shares of convertible preferred stock) and 73,935 (20,000 Series G, 48,000 Series H and 5,935 shares of convertible preferred stock), respectively.

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

As of December 31, 2016 and 2015, 948,584 and 199,324 shares, respectively, were repurchased under this program, for a total consideration of $818 and $252, respectively. In total, up until February 2016, 1,147,908 common stock were repurchased under this program, for $1,070. Since that time, this program has been suspended by the Company.

NOTE 17: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014
Interest expense	$107,787	$108,488	$109,550
Amortization and write-off of deferred financing costs	5,653	4,524	4,061
Other	199	139	49

Interest expense and finance cost	$113,639	$113,151	$113,660

NOTE 18: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and push boats as well as upriver transport facilities in the Hidrovia region.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company measures segment performance based on net income/ (loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2016	Logistics Business for the Year Ended December 31, 2016	Total for the Year Ended December 31, 2016
Revenue	$199,446	$220,336	$419,782
Administrative fee revenue from affiliates	21,799	—	21,799
Interest income	4,132	815	4,947
Interest expense and finance cost	(89,399)	(24,240)	(113,639)
Depreciation and amortization	(87,197)	(26,628)	(113,825)
Equity/ (Loss) in net earnings of affiliated companies	(202,779)	—	(202,779)
Net (loss)/ income attributable to Navios Holdings common stockholders	(310,306)	6,483	(303,823)
Total assets	2,083,526	669,369	2,752,895
Goodwill	56,240	104,096	160,336
Capital expenditures	(60,420)	(91,173)	(151,593)
Investment in affiliates	160,071	—	160,071
Cash and cash equivalents	70,810	65,182	135,992
Restricted cash	2,486	2,900	5,386
Long-term debt, net (including current and noncurrent portion)	$1,223,146	$427,949	$1,651,095

	Dry Bulk Vessel Operations for the Year Ended December 31, 2015	Logistics Business for the Year Ended December 31, 2015	Total for the Year Ended December 31, 2015
Revenue	$229,772	$251,048	$480,820
Administrative fee revenue from affiliates	16,177	—	16,177
Interest income	1,801	569	2,370
Interest expense and finance cost	(86,069)	(27,082)	(113,151)
Depreciation and amortization	(92,341)	(27,969)	(120,310)
Equity in net earnings of affiliated companies	61,484	—	61,484
Net (loss)/ income attributable to Navios Holdings common stockholders	(148,306)	14,194	(134,112)
Total assets	2,359,299	599,514	2,958,813
Goodwill	56,240	104,096	160,336
Capital expenditures	(7,882)	(27,039)	(34,921)
Investment in affiliates	381,746	—	381,746
Cash and cash equivalents	81,905	81,507	163,412
Restricted cash	13,480	—	13,480
Long-term debt, net (including current and noncurrent portion)	$1,213,740	$367,568	$1,581,308

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2014	Logistics Business for the Year Ended December 31, 2014	Total for the Year Ended December 31, 2014
Revenue	$300,242	$268,774	$569,016
Administrative fee revenue from affiliates	14,300	—	14,300
Interest income	5,224	291	5,515
Interest expense and finance cost	(85,823)	(27,837)	(113,660)
Depreciation and amortization	(79,603)	(25,087)	(104,690)
Equity in net earnings of affiliated companies	57,751	—	57,751
Net loss attributable to Navios Holdings common stockholders	(45,541)	(10,662)	(56,203)
Total assets	2,525,103	602,594	3,127,697
Goodwill	56,240	104,096	160,336
Capital expenditures	(145,840)	(91,658)	(237,498)
Investment in affiliates	344,453	—	344,453
Cash and cash equivalents	175,625	71,931	247,556
Restricted cash	2,564	—	2,564
Long-term debt, net (including current and noncurrent portion)	$1,246,181	$366,709	$1,612,890

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

Revenues from specific geographic regions which contribute over 10% of revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
North America	$6,218	$22,317	$30,299
Europe	109,267	109,347	173,100
Asia	73,073	87,658	84,766
South America	220,336	253,746	275,327
Other	10,888	7,752	5,524

Total	$419,782	$480,820	$569,016

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $1,409,415 and $1,423,147 at December 31, 2016 and 2015, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics Business amounted to $544,065 and $468,842 at December 31, 2016 and 2015, respectively.

NOTE 19: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For the year ended December 31, 2016, 3,411,270 potential common shares and 5,935,000 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

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

	Year ended December 31, 2016	Year ended December 31, 2015	Year ended December 31, 2014
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(303,823)	$(134,112)	$(56,203)
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(15,909)	(16,202)	(10,773)
Tender Offer – Redemption of preferred stock Series G and H including $5,063 of undeclared preferred dividend cancelled	46,627	—	—

Loss available to Navios Holdings common stockholders, basic and diluted	$(273,105)	$(150,314)	$(66,976)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings stockholders — adjusted weighted shares	107,366,783	105,896,235	103,476,614

Basic and diluted net loss per share attributable to Navios Holdings stockholders	$(2.54)	$(1.42)	$(0.65)

NOTE 20: INCOME TAXES

Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes which have been included in direct vessel expenses in the accompanying consolidated statements of comprehensive (loss)/income.

Certain of the Company’s subsidiaries have registered branch offices in Greece under Greek Law 27/75 (former law 89/67). These companies are allowed to conduct the specific business activities provided in their license and the provisions of the above legislation. Same law (27/75) provides that these companies are exempted in Greece from any tax, duty, levy, contribution or deduction in respect of income obtained from the operation of ships as long as duties are paid by the owner of the vessel.

The same exemption from any tax, duty, levy, contribution or deduction applies to shareholders or other type of owners in ship-owning companies for income they receive from distribution of net profits or dividends, whether received directly or from holding companies, regardless of the number of holding companies between ship-owning company and the final shareholder.

In accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel. In case that tonnage tax and/or similar taxes/duties are paid to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece.

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

The tax (expense)/ benefit reflected in the Company’s consolidated financial statements for the years ended December 31, 2016, 2015 and 2014 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA is located in a tax free zone and is not liable to income tax. Navios Logistics’ operations in Uruguay are exempted from income taxes.

Income tax liabilities of the Argentinean companies for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year, local companies in Argentina have to calculate an assets tax, the Minimum Presumed Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Minimum Presumed Income Tax. However, if the Minimum Presumed Income Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Minimum Presumed Income Tax that may arise in the next ten fiscal years.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2016 (5.0% for both 2015 and 2014).

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

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2016.

The Company’s deferred taxes as of December 31, 2016 and 2015, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2013 and onwards. Argentinean companies have open tax years ranging from 2009 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2010 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 21: NONCONTROLLING INTEREST

Navios Asia

On May 14, 2013, Navios Holdings formed Navios Asia. As of December 31, 2013, Navios Asia was owned 51.0% by Diesis Shipmanagement Ltd., a wholly owned subsidiary of Navios Holdings. During the year ended December 31, 2014, the Company recorded income of $182 in the statement of comprehensive (loss)/income within the caption “Net loss/(income) attributable to the noncontrolling interest”. The noncontrolling shareholders’ contribution for the acquisition of the N Bonanza in January 2014 was $3,484. In May 2014, Navios Holdings became the sole shareholder of Navios Asia by acquiring the remaining 49.0% for a total cash consideration of $10,889.

NOTE 22: INVESTMENTS IN AVAILABLE-FOR-SALE SECURITIES

During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”), and during the year ended December 31, 2015, the Company received shares of Pan Ocean Co.Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were valued at fair value upon the day of issuance. During the third quarter of 2016, the Company sold all its 354,093 KLC and STX securities it held for a total consideration of $5,303. As of December 31, 2016 and 2015, the Company retained a total of 0, and 344,649 KLC and STX shares, respectively.

The shares received from KLC and STX were accounted for under the guidance for available-for-sale securities (the “AFS Securities”). The Company has no other types of available-for-sale securities.

As of December 31, 2016 and 2015, the carrying amount of the available-for-sale securities related to KLC and STX was $0 and $5,173, respectively. The unrealized holding losses related to these AFS Securities included in “Accumulated other comprehensive loss” were $0 and $445 as of December 31, 2016 and 2015, respectively. During each of the years ended December 31, 2016, 2015 and 2014, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $345, $1,783 and $11,553, respectively. The respective losses were included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/ income.

NOTE 23: OTHER INCOME – OTHER EXPENSE

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

During the years ended December 31, 2016, 2015 and 2014, taxes other-than-income taxes of Navios Logistics amounted to $9,740, $11,976, and $9,275, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other expense”.

In March 2016, the Company agreed with a charterer for the early redelivery of one of its vessels in exchange for $13,000 in cash and settlement of outstanding claims payable to the charterer amounting to $1,871. The total amount of $14,871 was included in the statement of comprehensive loss within the caption “Other income”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 24: OTHER FINANCIAL INFORMATION

The Company’s 2019 Notes are fully and unconditionally guaranteed on a joint and several basis by all of the Company’s subsidiaries with the exception of Navios Maritime Finance II (US) Inc., Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2019 Notes. All subsidiaries, except for the non-guarantor Navios Logistics and its subsidiaries, are 100% owned.

These condensed consolidated statements of Navios Holdings, the guarantor subsidiaries and the non-guarantor subsidiaries have been prepared in accordance on an equity basis as permitted by U.S. GAAP.

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the year ended December 31, 2016
Revenue	$—	$199,446	$220,336	$—	$419,782
Administrative fee revenue from affiliates	—	21,799	—	—	21,799
Time charter, voyage and logistics business expenses	—	(115,483)	(59,589)	—	(175,072)
Direct vessel expenses	—	(51,396)	(76,000)	—	(127,396)
General and administrative expenses incurred on behalf of affiliates	—	(21,799)	—	—	(21,799)
General and administrative expenses	(5,715)	(5,286)	(14,294)	—	(25,295)
Depreciation and amortization	(2,860)	(84,337)	(26,628)	—	(113,825)
Interest expense and finance cost, net	(71,262)	(14,005)	(23,425)	—	(108,692)
Gain on bond and debt extinguishment	27,670	1,517	—	—	29,187
Other income/(expense), net	75	14,392	(9,261)	—	5,206

Loss before equity in net earnings of affiliated companies	(52,092)	(55,152)	11,139	—	(96,105)
Loss from subsidiaries	(46,867)	6,483	—	40,384	—
Equity/(loss) in net earnings of affiliated companies	(204,864)	3,138	(1,053)	—	(202,779)

Loss before taxes	(303,823)	(45,531)	10,086	40,384	(298,884)
Income tax benefit/ (expense)	—	(283)	(982)	—	(1,265)

Net loss	(303,823)	(45,814)	9,104	40,384	(300,149)
Less: Net income attributable to the noncontrolling interest	—	—	(3,674)	—	(3,674)

Net loss attributable to Navios Holdings common stockholders	$(303,823)	$(45,814)	$5,430	$40,384	$(303,823)

Other Comprehensive income
Unrealized holding loss on investments in available-for-sale securities	$100	$100	$—	$(100)	$100
Reclassification to earnings	345	345	—	(345)	345

Total other comprehensive income	$445	$445	$—	$(445)	$445

Total comprehensive loss	$(303,378)	$(45,369)	$9,104	$39,939	$(299,704)
Comprehensive (income)/loss attributable to noncontrolling interest	—	—	(3,674)	—	(3,674)

Total comprehensive loss attributable to Navios Holdings common stockholders	$(303,378)	$(45,369)	$5,430	$39,939	$(303,378)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the year ended December 31, 2015
Revenue	$—	$229,772	$251,048	$—	$480,820
Administrative fee revenue from affiliates	—	16,177	—	—	16,177
Time charter, voyage and logistics business expenses	—	(177,507)	(70,375)	—	(247,882)
Direct vessel expenses	—	(46,142)	(82,026)	—	(128,168)
General and administrative expenses incurred on behalf of affiliates	—	(16,177)	—	—	(16,177)
General and administrative expenses	(7,435)	(12,740)	(14,008)	—	(34,183)
Depreciation and amortization	(2,769)	(89,572)	(27,969)	—	(120,310)
Interest expense and finance cost, net	(72,924)	(11,344)	(26,513)	—	(110,781)
Other expense, net	(60)	(18,671)	(11,470)	—	(30,201)

Loss before equity in net earnings of affiliated companies	(83,188)	(126,204)	18,687	—	(190,705)
Loss from subsidiaries	(105,102)	14,194	—	90,908	—
Equity in net earnings of affiliated companies	54,178	5,326	1,980	—	61,484

Loss before taxes	(134,112)	(106,684)	20,667	90,908	(129,221)
Income tax benefit/ (expense)	—	(397)	3,551	—	3,154

Net loss	(134,112)	(107,081)	24,218	90,908	(126,067)
Less: Net income attributable to the noncontrolling interest	—	—	(8,045)	—	(8,045)

Net loss attributable to Navios Holdings common stockholders	$(134,112)	$(107,081)	$16,173	$90,908	$(134,112)

Other Comprehensive income
Unrealized holding loss on investments in available-for-sale securities	$(1,649)	$(1,649)	$—	$1,649	$(1,649)
Reclassification to earnings	1,782	1,782	—	(1,782)	1,782

Total other comprehensive income	$133	$133	$—	$(133)	$133

Total comprehensive loss	$(133,979)	$(106,948)	$24,218	$90,775	$(125,934)
Comprehensive (income)/loss attributable to noncontrolling interest	—	—	(8,045)	—	(8,045)

Total comprehensive loss attributable to Navios Holdings common stockholders	$(133,979)	$(106,948)	$16,173	$90,775	$(133,979)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Statement of comprehensive (loss)/income for the year ended December 31, 2014
Revenue	$—	$300,242	$268,774	$—	$569,016
Administrative fee revenue from affiliates	—	14,300	—	—	14,300
Time charter, voyage and logistics business expenses	—	(157,640)	(105,664)	—	(263,304)
Direct vessel expenses	—	(52,039)	(78,025)	—	(130,064)
General and administrative expenses incurred on behalf of affiliates	—	(14,300)	—	—	(14,300)
General and administrative expenses	(10,343)	(20,483)	(14,764)	—	(45,590)
Depreciation and amortization	(2,811)	(76,792)	(25,087)	—	(104,690)
Interest expense and finance cost, net	(73,272)	(7,327)	(27,546)	—	(108,145)
Loss on bond extinguishment	—	—	(27,281)	—	(27,281)
Other income/(expense), net	72	(2,357)	(7,388)	—	(9,673)

Loss before equity in net earnings of affiliated companies	(86,354)	(16,396)	(16,981)	—	(119,731)
Loss from subsidiaries	(17,418)	(10,662)	—	28,080	—
Equity in net earnings of affiliated companies	47,569	6,555	3,627	—	57,751

Loss before taxes	(56,203)	(20,503)	(13,354)	28,080	(61,980)
Income tax (expense)/benefit	—	(360)	276	—	(84)

Net loss	(56,203)	(20,863)	(13,078)	28,080	(62,064)
Less: Net (income)/loss attributable to the noncontrolling interest	—	(182)	6,043	—	5,861

Net loss attributable to Navios Holdings common stockholders	$(56,203)	$(21,045)	$(7,035)	$28,080	$(56,203)

Other Comprehensive loss
Unrealized holding loss on investments in available-for-sale securities	$(959)	$(959)	$—	$959	$(959)
Reclassification to earnings	11,553	11,553	—	(11,553)	11,553

Total other comprehensive income	$10,594	$10,594	$—	$(10,594)	$10,594

Total comprehensive loss	$(45,609)	$(10,269)	$(13,078)	$17,486	$(51,470)
Comprehensive (income)/loss attributable to noncontrolling interest	—	(182)	6,043	—	5,861

Total comprehensive loss attributable to Navios Holdings common stockholders	$(45,609)	$(10,451)	$(7,035)	$17,486	$(45,609)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2016	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$15,875	$54,935	$65,182	$—	$135,992
Restricted cash	—	2,486	2,900	—	5,386
Accounts receivable, net	—	32,916	32,913	—	65,829
Intercompany receivables	—	—	74,218	(74,218)	—
Due from affiliate companies	2,362	6,186	—	—	8,548
Prepaid expenses and other current assets	—	39,778	17,607	—	57,385

Total current assets	18,237	136,301	192,820	(74,218)	273,140

Deposits for vessels, port terminals and other fixed assets	—	—	136,891	—	136,891
Vessels, port terminals and other fixed assets, net	—	1,411,612	409,489	—	1,821,101
Investments in subsidiaries	1,641,863	292,209	—	(1,934,072)	—
Investments in affiliates	137,218	11,978	10,875	—	160,071
Loan receivable from affiliate companies	—	23,008	—	—	23,008
Other long-term receivable from affiliate companies	—	11,105	—	—	11,105
Other long-term assets	—	17,877	22,551	—	40,428
Goodwill and other intangibles	83,933	35,571	167,647	—	287,151

Total non-current assets	1,863,014	1,803,360	747,453	(1,934,072)	2,479,755

Total assets	$1,881,251	$1,939,661	$940,273	$(2,008,290)	$2,752,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$892	$54,731	$29,915	$—	$85,538
Accrued expenses and other liabilities	32,025	43,823	15,901	—	91,749
Deferred income and cash received in advance	—	4,666	4,517	—	9,183
Intercompany payables	191,814	(117,596)	—	(74,218)	—
Due to affiliate companies	—	32,847	—	—	32,847
Current portion of capital lease obligations	—	—	2,639	—	2,639
Current portion of long-term debt	—	23,476	6,351	—	29,827

Total current liabilities	224,731	41,947	59,323	(74,218)	251,783

Long-term debt, net of current portion	928,357	221,437	421,598	—	1,571,392
Capital lease obligations, net of current portion	—	—	14,978	—	14,978
Long-term payable to affiliate company	—	6,399	—	—	6,399
Loan payable to affiliate company	49,876	—	—		49,876
Other long-term liabilities and deferred income	—	41,857	1,531	—	43,388
Deferred tax liability	—	—	11,526	—	11,526

Total non-current liabilities	978,233	269,693	449,633	—	1,697,559

Total liabilities	1,202,964	311,640	508,956	(74,218)	1,949,342

Noncontrolling interest	—	—	125,266		125,266
Total Navios Holdings stockholders’ equity	678,287	1,628,021	306,051	(1,934,072)	678,287

Total liabilities and stockholders’ equity	$1,881,251	$1,939,661	$940,273	$(2,008,290)	$2,752,895

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Balance Sheet as of December 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Current assets
Cash and cash equivalents	$34,152	$47,753	$81,507	$—	$163,412
Restricted cash	—	13,480	—	—	13,480
Accounts receivable, net	—	38,716	26,097	—	64,813
Intercompany receivables	10,360	38,108	74,573	(123,041)	—
Due from affiliate companies	4,833	7,836	—	—	12,669
Prepaid expenses and other current assets	3	36,580	12,002	—	48,585

Total current assets	49,348	182,473	194,179	(123,041)	302,959

Deposits for vessels, port terminals and other fixed assets	—	29,695	44,254	—	73,949
Vessels, port terminals and other fixed assets, net	—	1,396,101	427,860	—	1,823,961
Investments in subsidiaries	1,636,433	285,726	—	(1,922,159)	—
Investments in available-for-sale securities	—	5,173	—	—	5,173
Investments in affiliates	356,797	13,028	11,921	—	381,746
Loan receivable from affiliate companies	—	16,474	—	—	16,474
Other long-term assets	—	21,325	22,433	—	43,758
Goodwill and other intangibles	86,793	52,829	171,171	—	310,793

Total non-current assets	2,080,023	1,820,351	677,639	(1,922,159)	2,655,854

Total assets	$2,129,371	$2,002,824	$871,818	$(2,045,200)	$2,958,813

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$363	$45,913	$26,329	$—	$72,605
Accrued expenses and other liabilities	33,244	54,451	15,400	—	103,095
Deferred income and cash received in advance	—	6,267	7,225	—	13,492
Intercompany payables	123,041	—	—	(123,041)	—
Due to affiliate companies	—	17,791	—	—	17,791
Current portion of capital lease obligations	—	—	2,929	—	2,929
Current portion of long-term debt	—	16,875	69	—	16,944

Total current liabilities	156,648	141,297	51,952	(123,041)	226,856

Long-term debt, net of current portion	983,763	213,102	367,499	—	1,564,364
Capital lease obligations, net of current portion	—	—	17,720	—	17,720
Unfavorable lease terms	—	7,526	—	—	7,526
Other long-term liabilities and deferred income	—	19,360	1,518	—	20,878
Deferred tax liability	—	—	10,917	—	10,917

Total non-current liabilities	983,763	239,988	397,654	—	1,621,405

Total liabilities	1,140,411	381,285	449,606	(123,041)	1,848,261

Noncontrolling interest	—	—	121,592	—	121,592
Total Navios Holdings stockholders’ equity	988,960	1,621,539	300,620	(1,922,159)	988,960

Total liabilities and stockholders’ equity	$2,129,371	$2,002,824	$871,818	$(2,045,200)	$2,958,813

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2016	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(60,889)	$78,830	$18,979	$—	$36,920

Cash flows from investing activities
Acquisition of investments in affiliates	—	(4,275)	—	—	(4,275)
Loan to affiliate company	—	—	—	—	—
Decrease in long-term receivable from affiliate companies	—	—	—	—	—
Dividends from affiliate companies	—	—	—	—	—
Acquisition of vessels	—	(60,115)	—	—	(60,115)
Deposits for vessels, port terminals and other fixed assets	—	—	(86,911)	—	(86,911)
Purchase of property, equipment and other fixed assets	—	(305)	(4,262)	—	(4,567)
Disposal of available-for-sale securities	—	5,303	—	—	5,303

Net cash provided by/(used in) in investing activities	—	(59,392)	(91,173)	—	(150,565)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	38,667	(38,667)	—	—	—
Repurchase of preferred stock	(9,323)	—	—	—	(9,323)
Repurchase of senior notes	(30,671)	—	—	—	(30,671)
Repayment of long-term debt and payment of principal	—	(39,332)	(1,405)	—	(40,737)
Proceeds from long-term loans, net of deferred finance fees	—	54,743	60,306	—	115,049
Proceeds from loan payable to affiliate company, net of deferred finance fees	48,438	—	—	—	48,438
Acquisition of treasury stock	(818)	—	—	—	(818)
Dividends paid	(3,681)	—	—	—	(3,681)
Decrease in restricted cash	—	11,000	—	—	11,000
Payments of obligations under capital leases	—	—	(3,032)	—	(3,032)

Net cash used in financing activities	42,612	(12,256)	55,869	—	86,225

Increase/(decrease) in cash and cash equivalents	(18,277)	7,182	(16,325)	—	(27,420)

Cash and cash equivalents, beginning of year	34,152	47,753	81,507	—	163,412

Cash and cash equivalents, end of year	$15,875	$54,935	$65,182	$—	$135,992

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2015	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(49,544)	$48,038	$44,984	$—	$43,478

Cash flows from investing activities
Acquisition of investments in affiliates	(14,668)	(6,650)	(1,528)	—	(22,846)
Loan to affiliate company	—	(7,327)	—	—	(7,327)
Decrease in long-term receivable from affiliate companies	—	10,351	—	—	10,351
Dividends from affiliate companies	18,244	—	—	—	18,244
Deposits for vessels, port terminals and other fixed assets	—	(7,555)	(19,158)	—	(26,713)
Purchase of property, equipment and other fixed assets	—	(327)	(7,881)	—	(8,208)

Net cash provided by/(used in) in investing activities	3,576	(11,508)	(28,567)	—	(36,499)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	17,183	(18,711)	1,528	—	—
Debt issuance costs	—	(50)	—	—	(50)
Repayment of long-term debt and payment of principal	—	(35,987)	(69)	—	(36,056)
Acquisition of treasury stock	(252)	—	—	—	(252)
Dividends paid	(35,350)	—	—	—	(35,350)
Increase in restricted cash	—	(11,114)	—	—	(11,114)
Payment for acquisition of intangible asset	—	—	(6,800)	—	(6,800)
Payments of obligations under capital leases	—	—	(1,501)	—	(1,501)

Net cash used in financing activities	(18,419)	(65,862)	(6,842)	—	(91,123)

Increase/(decrease) in cash and cash equivalents	(64,387)	(29,332)	9,575	—	(84,144)

Cash and cash equivalents, beginning of year	98,539	77,085	71,932	—	247,556

Cash and cash equivalents, end of year	$34,152	$47,753	$81,507	$—	$163,412

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Cash flow statement for the year ended December 31, 2014	Navios Maritime Holdings Inc. Issuer	Guarantor Subsidiaries	Non Guarantor Subsidiaries	Eliminations	Total
Net cash (used in)/provided by operating activities	$(9,357)	$52,664	$13,016	$—	$56,323

Cash flows from investing activities
Acquisition of investments in affiliates	—	—	(2,233)	—	(2,233)
Loan to affiliate company	—	(4,465)	—	—	(4,465)
Increase in long-term receivable from affiliate companies	—	(5,087)	—	—	(5,087)
Dividends from affiliate companies	14,595	—	—	—	14,595
Deposits for vessels, port terminals and other fixed assets	—	(22,112)	(23,225)	—	(45,337)
Acquisition of intangible assets	—	—	(10,200)	—	(10,200)
Acquisition of vessels	—	(123,541)	—	—	(123,541)
Purchase of property, equipment and other fixed assets	(15)	(172)	(68,433)	—	(68,620)

Net cash provided by/(used in) in investing activities	14,580	(155,377)	(104,091)	—	(244,888)

Cash flows from financing activities
Transfer (to)/from other group subsidiaries	(71,968)	69,731	2,237	—	—
Issuance of common stock	643	—	—	—	643
Net proceeds from issuance of preferred stock	163,602	—	—	—	163,602
Proceeds from long-term loans, net of debt issuance costs	—	71,027	—	—	71,027
Proceeds from issuance of senior notes, net of debt issuance costs	—	—	365,668	—	365,668
Repayment of long-term debt and payment of principal	—	(20,692)	(69)	—	(20,761)
Repayment of senior notes	—	—	(290,000)	—	(290,000)
Contribution from noncontrolling shareholders	—	3,484	—	—	3,484
Dividends paid	(32,730)	—	—	—	(32,730)
Increase in restricted cash	—	(355)	—	—	(355)
Acquisition of noncontrolling interest	—	(10,889)	—	—	(10,889)
Payments of obligations under capital leases	—	—	(1,399)	—	(1,399)

Net cash provided by financing activities	59,547	112,306	76,437	—	248,290

Increase/(decrease) in cash and cash equivalents	64,770	9,593	(14,638)	—	59,725

Cash and cash equivalents, beginning of year	33,769	67,492	86,570	—	187,831

Cash and cash equivalents, end of year	$98,539	$77,085	$71,932	$—	$247,556

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 25: SUBSEQUENT EVENTS

a)	On February 10, 2017, a New York arbitration tribunal ruled in favor of Navios Logistics on a dispute with Vale. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. The full amount had been received in March 2017.

b)	On February 21, 2017, Navios Holdings agreed to transfer to Navios Partners its participation in Navios Revolving Loans I and Navios Term Loans I, both relating to Navios Europe I, for a consideration of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners. Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $468. The transaction closed on March 17, 2017.

c)	In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total of $1,109 to be paid in cash. Sale price will be received in installments through 2023.

d)	On March 16, 2017, Navios Holdings agreed to sell to an unrelated third party the Navios Ionian, a 2000 built Japanese dry bulk vessel of 52,067 dwt, for a total net sale price of $5,280 to be paid in cash, with delivery expected in August 2017. As of March 31, 2017, the impairment loss due to the sale is expected to be approximately $9,098.

e)	On March 20, 2017, Navios Partners announced that it has closed an offering of 47,795,000 common units at $2.10 per common unit, raising approximately $100,000 of gross proceeds. Navios Holdings acquired 975,408 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $2,048.

f)	On March 21, 2017, Navios Holdings announced that it commenced an offer to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. For every Series G surrendered, the Company offered 8.25 shares of common stock, with a value of $14.61 (as of March 20, 2017) and for Series H surrendered, the Company offered 8.11 shares of common stock, with a value of $14.36 (as of March 20, 2017). On April 19, 2017, Navios Holdings announced the completion of the exchange offer. A total of 766 Series G and Series H were validly tendered, representing an aggregate nominal value of approximately $1,914. Navios Holdings issued a total of 625,815 shares of common stock.

g)	Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of €12,400 ($13,061). Pursuant to this acquisition, Navios Logistics has secured a credit from the shipbuilder to finance of up to 50% of the purchase price, with a maximum of €6,200 ($6,532), to be repaid in 24 equal installments after delivery of the vessel, plus 6.75% interest per annum. The vessel is expected to be delivered in the first quarter of 2018.