Form 20-F
period 2017-12-31
Navios Maritime Holdings Inc.
filed 2018-04-13
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

120,386,472 shares of common stock, 14,191 shares of Series G and 28,612 shares of Series H as of December 31, 2017

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, expectations of dividends and distributions from affiliates, the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”), changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the value of our publicly traded subsidiaries, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission, or the SEC. See also “Risk Factors” below.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 are derived from the consolidated financial statements of Navios Holdings. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2017, 2016 and 2015 and the selected consolidated balance sheet data as of December 31, 2017 and 2016 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Comprehensive (Loss)/income Data
Revenue	$463,049	$419,782	$480,820	$569,016	$512,279
Administrative fee revenue from affiliates	23,667	21,799	16,177	14,300	7,868
Time charter, voyage and logistics business expenses	(213,929)	(175,072)	(247,882)	(263,304)	(244,412)
Direct vessel expenses	(116,713)	(127,396)	(128,168)	(130,064)	(114,074)
General and administrative expenses incurred on behalf of affiliates	(23,667)	(21,799)	(16,177)	(14,300)	(7,868)
General and administrative expenses	(27,521)	(25,295)	(34,183)	(45,590)	(44,634)
Depreciation and amortization	(104,112)	(113,825)	(120,310)	(104,690)	(98,124)
Provision for losses on accounts receivable	(269)	(1,304)	(59)	(792)	(630)
Interest income	6,831	4,947	2,370	5,515	2,299
Interest expense and finance cost	(121,611)	(113,639)	(113,151)	(113,660)	(110,805)
Impairment losses	(50,565)	—	—	—	—
Loss on derivatives	—	—	—	—	(260)
Gain on sale of assets	1,064	—	—	—	18
(Loss)/gain on bond and debt extinguishment	(981)	29,187	—	(27,281)	(37,136)
Other income	6,140	18,175	4,840	15,639	17,031
Other expense	(13,761)	(11,665)	(34,982)	(24,520)	(10,447)

Loss before equity in net earnings of affiliated companies	$(172,378)	$(96,105)	$(190,705)	$(119,731)	$(128,895)
Equity/(loss) in net earnings of affiliated companies	4,399	(202,779)	61,484	57,751	19,344

Loss before taxes	$(167,979)	$(298,884)	$(129,221)	$(61,980)	$(109,551)
Income tax benefit/(expense)	3,192	(1,265)	3,154	(84)	4,260

Net loss	$(164,787)	$(300,149)	$(126,067)	$(62,064)	$(105,291)
Less: Net (income)/loss attributable to the noncontrolling interest	(1,123)	(3,674)	(8,045)	5,861	(3,772)

Net loss attributable to Navios Holdings common stockholders	$(165,910)	$(303,823)	$(134,112)	$(56,203)	$(109,063)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(175,298)	$(273,105)	$(150,314)	$(66,976)	$(110,990)

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(1.50)	$(2.54)	$(1.42)	$(0.65)	$(1.09)

Weighted average number of shares, basic and diluted	116,673,459	107,366,783	105,896,235	103,476,614	101,854,415

Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$256,076	$273,140	$302,959	$417,131	$339,986
Total assets	2,629,981	2,752,895	2,958,813	3,127,697	2,886,453
Total long-term debt, net including current portion	1,682,488	1,651,095	1,581,308	1,612,890	1,478,089
Navios Holdings’ stockholders’ equity	$516,098	$678,287	$988,960	$1,152,963	$1,065,695

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by operating activities	$50,784	$36,920	$43,478	$56,323	$59,749
Net cash used in investing activities	(42,365)	(150,565)	(36,499)	(244,888)	(258,571)
Net cash (used in)/ provided by financing activities	(16,779)	86,225	(91,123)	248,290	128,785
Book value per common share	4.29	5.79	8.95	10.89	10.22
Cash dividends per common share	—	—	0.17	0.24	0.24
Cash dividends per preferred share	—	74.4	216.7	99.9	200.0
Cash paid for common stock dividend declared	—	—	19,325	25,228	24,710
Cash paid for preferred stock dividend declared	—	3,681	16,025	7,502	1,696
Adjusted EBITDA(1)	$68,813	$(62,827)	$112,756	$176,698	$107,909

(1)	EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$50,784	$36,920	$43,478	$56,323	$59,749
Net (decrease)/ increase in operating assets	(25,052)	20,599	(43,042)	18,025	(57,792)
Net (increase)/decrease in operating liabilities	(20,814)	(38,928)	(39,288)	(23,613)	27,087
Payments for drydock and special survey costs	10,824	11,096	24,840	10,970	12,119
Net interest cost	108,389	103,039	106,257	104,084	103,122
Provision for losses on accounts receivable	(269)	(1,304)	(59)	(792)	(630)
Impairment losses	(50,565)	—	—	—	—
Gain on sale of assets	1,064	—	—	—	18
Unrealized loss on FFA derivatives, warrants, interest rate swaps	—	—	—	—	(69)
Gain/ (Loss) on bond and debt extinguishment	185	29,187	—	(4,786)	(12,142)
(Losses)/earnings in affiliates and joint ventures, net of dividends received	(4,610)	(219,417)	30,398	22,179	(19,781)
Reclassification to earnings of available-for-sale securities	—	(345)	(1,783)	(11,553)	—
Noncontrolling interest	(1,123)	(3,674)	(8,045)	5,861	(3,772)

Adjusted EBITDA	$68,813	$(62,827)	$112,756	$176,698	$107,909

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2016 to December 31, 2017, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $2,260 and a high of $13,740. Additionally, during the period from January 1, 2016 to December 31, 2017, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $1,985 and a high of $30,475 and the Baltic Dry Index experienced a low of 290 points and a high of 1,743 points. There can be no assurance that the dry bulk charter market will not fluctuate or hit new lows. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. In 2016, total container trade grew by 4.2%, influenced by strong trade growth worldwide. In 2017, total container trade is estimated to have gained 5.5%, led by recovering volumes going to the US as well as increases in intra-regional trade. Containership supply growth was less than demand growth during the year as there was elevated scrapping in the first part of the year, which allowed average daily rates to recover modestly. The oversupply in the market continued to prevent any significant rise in time charter rates for both short- and long-term periods. Additional orders for large and very large containerships continue to be placed during 2017 and so far in 2018, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of container ships slowed significantly in 2016 and 2017 while scrapping increased to a record volume in 2016 and was the third highest on record in 2017. The recent global economic slowdown and disruptions in the credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity, which has had an adverse effect on our and our affiliates’ results of operations and financial condition.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which our affiliates seek to charter their containerships.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for crude oil and product tankers is historically well correlated with the growth or contraction of the world economy. The past several years were marked by a major economic slowdown, which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain fragile with significant uncertainty with respect to recovery prospects, levels of recovery and long-term economic growth effects. Energy prices sharply declined from mid-2014 to the end of March 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, but have since then declined as more tankers have been delivered. Keys to this demand growth have been steady increases in Chinese and Indian crude oil imports since 2001 and a steady increase in US oil production, which has led to a steady decline in US crude oil imports since 2005. Oil products shipments have increased due to refinery closures in Europe, Japan and Australia with oil products being shipped to those regions from India, the Middle East and the US. With the increase in US crude oil production, the US became a net exporter of oil products since 2011 adding to the seaborne movement of oil products, recently however, large inventories of products have reduced arbitrage possibilities and spot rates for product tankers have moderated. The Organization of Petroleum Exporting Countries (“OPEC”) is currently producing and shipping oil at very high levels, even after it announced the continued production cuts. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production or should China or other emerging market countries suffer significant economic slowdowns, that may result in a protracted period of reduced oil shipments and a decreased demand for our affiliated tanker vessels and lower charter rates, which could have a material adverse effect on our results of operations and financial condition.

The percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2015 to 12% at the beginning of March 2018. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, our affiliates may only be able to charter their tanker vessels at unprofitable rates or may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

The demand for dry cargo vessels, containerships and tanker capacity has generally been influenced by, among other factors:

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

Reduced demand for dry bulk commodities and the shipping of dry bulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian Pacific economies, of which China is especially important, and India have been the main driving force behind the current increase in seaborne dry bulk trade and the demand for dry bulk carriers. A negative change in economic conditions in any Asian Pacific country, but particularly in China, Korea, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

Weak economic conditions throughout the world, particularly the Asia Pacific region, renewed terrorist activity, the growing refugee crises and protectionist policies which could affect advanced economies, could have a material adverse effect on our business, financial condition and results of operations.

The global economy remains relatively weak, especially when compared to the period prior to the 2008-2009 financial crisis. The current global recovery is proceeding at varying speeds across regions and is still subject to downside economic risks stemming from factors like fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

Concerns regarding new terrorist threats from groups in Europe and the growing refugee crisis may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world which could have a material adverse effect on our business.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the U.S. and the EU, and thus, may negatively impact shipping demand. For example, the possibility of the introduction of impediments to trade within the EU member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the EU. Moreover, the revaluation of the renminbi may negatively impact the U.S.’ demand for imported goods, many of which are shipped from China. Any moves by either the U.S. or the EU to levy additional tariffs on imported goods carried in containers as part of protectionist measures or otherwise could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest and the resulting governmental action could have a material adverse impact our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows and could cause the market price of our shares to decline.

Terrorist attacks in certain parts of the world, such as the attacks on the U.S. on September 11, 2001 or more recently in Paris and London, and the continuing response of the U.S. and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. In addition, global financial markets and economic conditions have been severely disrupted and volatile in recent years and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and a limited supply of credit. Credit markets as well as the debt and equity capital markets were exceedingly distressed during 2008 and 2009 and have been volatile since that time. The continuing refugee crisis in the EU, the continuing war in Syria and advances of ISIS and other terrorist organizations in the Middle East, conflicts in Iraq, general political unrest in Ukraine, and political tension or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. The resulting uncertainty and volatility in the global financial markets may accordingly affect our business, results of operations and financial condition. These uncertainties, as well as future hostilities or other political instability in regions where our vessels trade, could also affect trade volumes and patterns and adversely affect our operations, and otherwise have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

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

Specifically, these issues, along with the re-pricing of credit risk and the difficulties currently experienced by financial institutions, have made, and will likely continue to make, it difficult to obtain financing. As a result of the disruptions in the credit markets and higher capital requirements, many lenders have increased margins on lending rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts), or have refused to refinance existing debt at all. Furthermore, certain banks that have historically been significant lenders to the shipping industry have reduced or ceased lending activities in the shipping industry. Additional tightening of capital requirements and the resulting policies adopted by lenders, could further reduce lending activities. We may experience difficulties obtaining financing commitments or be unable to fully draw on the capacity under our committed term loans in the future, if our lenders are unwilling to extend financing to us or unable to meet their funding obligations due to their own liquidity, capital or solvency issues. We cannot be certain that financing will be available on acceptable terms or at all. If financing is not available when needed, or is available only on unfavorable terms, we may be unable to meet our future obligations as they come due. Our failure to obtain such funds could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows. In the absence of available financing, we also may be unable to take advantage of business opportunities or respond to competitive pressures.

The New York Stock Exchange may delist our common stock from trading on its exchange, which could limit your ability to trade our common stock and subject us to additional trading restrictions.

A company is not in compliance with the continued listing standards set forth in Section 802.01C of the NYSE Listed Company Manual if the average closing price of that company’s common stock is less than $1.00 over a consecutive 30 trading-day period.

Since March 26, 2018, the closing price of our common stock was less than $1.00.

Under the NYSE Listed Company Manual, a listed company is generally afforded a six-month period following receipt of the NYSE deficiency notice to regain compliance, after which the NYSE will commence suspension of trading and delisting procedures. Regaining compliance requires, on the last trading day of any calendar month, a company’s common stock price per share and 30 trading-day average closing share price to be at least $1.00. During this six month period, a company’s common stock will continue to be traded on the NYSE, subject to compliance with other continued listing requirements and further subject to the discretion of the NYSE to commence delisting procedures against a company’s common stock for other reasons, such as selling for an abnormally low price.

While we are currently in compliance with the NYSE listing standards, we cannot assure you that our common stock will continue to be listed on NYSE in the future.

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

China imports significant quantities of raw materials. For example, in 2017, China imported 1.058 billion tons of iron out of a total of 1.474 billion tons shipped globally accounting for about 72% of the global seaborne iron ore trade. While it only accounted for 18% of seaborne coal movements of coal in 2017 according to current estimates (217 million tons imported compared to 1.197 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (264 million tons imported compared to 1.182 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal or promoting the export of such coal. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

For example, China imposes a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in the quantity of raw materials to be shipped from our charterers to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

When our contracts expire, we may not be able to successfully replace them, or we may not choose to enter into long-term contracts at levels that are at or below operating costs.

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

As a result of these factors, when our contracts including our long-term charters expire, we cannot assure you that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities. During periods of market distress when long-term charters may be renewed at rates at or below operating costs, we may not choose to charter our vessels for longer terms particularly if doing so would create an ongoing negative cash flow during the period of the charter. We may instead choose or be forced to idle our vessels or lay them up or scrap them depending on market conditions and outlook at the time those vessels become available for charter.

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

We derive a significant part of our revenue from a small number of charterers. During the years ended December 31, 2017, 2016 and 2015, we derived approximately 31.1%, 41.1%, and 33.8%, respectively, of our gross revenues from four customers. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue.

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

Furthermore, a number of our charters are at above-market rates, such that any loss of such charter may require us to recharter the vessel at lower rates. Additionally, our charterers from time to time have sought to renegotiate their charter rates with us. We no longer maintain insurance against the risk of default by our customers.

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

We charter-out our vessels to other parties who pay us a daily rate of hire. We also enter into contracts of affreightment (“COAs”) pursuant to which we agree to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Additionally, we may enter into Forward Freight Agreements (“FFAs”), parts of which are traded over-the-counter. We also enter into spot market voyage contracts, where we are paid a rate per ton to carry a specified cargo on a specified route. The FFAs and these contracts and arrangements subject us to counterparty credit risks at various levels. If the counterparties fail to meet their obligations, we could suffer losses on such contracts, which could materially adversely affect our financial condition and results of operations. In addition, if a charterer defaults on a time charter, we may only be able to enter into new contracts at lower rates. It is also possible that we would be unable to secure a charter at all. If we re-charter the vessel at lower rates or not at all, our financial condition and results of operations could be materially adversely affected.

Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses, which could adversely affect our financial condition and results of operations.

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

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned vessels. The rest of our core fleet is chartered-in under time charters and, as a result, most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a chartered-in vessel at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Although we maintain insurance policies (subject to deductibles and exclusions) to cover us against the loss of such spread through the sinking or other loss of a chartered-in vessel, we cannot assure you that we will be covered under all circumstances or that such policies will be available in the future on commercially reasonable terms. Breakdowns or accidents involving our vessels and losses relating to chartered vessels, which are not covered by insurance, would result in a loss of revenue from the affected vessels adversely affecting our financial condition and results of operations.

Risks inherent in the operation of ocean-going vessels could affect our business and reputation, which could adversely affect our expenses, net income, cash flow and the price of our common stock.

The operation of ocean-going vessels entails certain inherent risks that may materially adversely affect our business and reputation, including:

•	the damage or destruction of vessels due to marine disaster such as a collision;

•	the loss of a vessel due to piracy and terrorism;

•	cargo and property losses or damage as a result of the foregoing or drastic causes such as human error, mechanical failure and bad weather;

•	environmental accidents as a result of the foregoing; and

•	business interruptions and delivery delays caused by mechanical failure, human error, war, terrorism, disease and quarantine, political action in various countries, labor strikes or adverse weather conditions.

Such occurrences could result in death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers or third parties, higher insurance rates, and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

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

Additional conventions, laws and regulations may be adopted that could limit our ability to do business, require capital expenditures or otherwise increase our cost of doing business, which may materially adversely affect our operations, as well as the shipping industry generally. In various jurisdictions legislation has been enacted, or is under consideration, that would impose more stringent requirements on air pollution and effluent discharges from our vessels. For example, the International Maritime Organization (“IMO”) periodically proposes and adopts amendments to revise the International Convention for the Prevention of Pollution from Ships (“MARPOL”), such as the revision to Annex VI, which came into force on July 1, 2010. The revised Annex VI implements a phased reduction of the sulfur content of fuel and allows for stricter sulfur limits in designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limiting SOx emissions only), the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI, which is scheduled for adoption in 2017 and would take effect in January 2021. The U.S. Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly, MARPOL Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016.

Certain jurisdictions have adopted more stringent requirements. For instance, California has adopted more stringent low sulfur fuel requirements within California regulated waters. Compliance with new emissions standards could require modifications to vessels or the use of more expensive fuel. While it is unclear how new emissions standards will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards may become less competitive.

In addition, the IMO, the U.S. and states within the U.S. have proposed or implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. These ballast water proposals and requirements are discussed below in the risk factor relating to ballast water.

The operation of vessels is also affected by the requirements set forth in the International Safety Management (“ISM”) Code. The ISM Code requires shipowners and bareboat charterers to develop and maintain an extensive Safety Management System (the “SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. Further to this, the IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan, with which the industry will have to comply. The failure of a ship owner or bareboat charterer to comply with the ISM Code and IMO measures may subject such party to withdrawal of the permit to operate or manage the vessels, increased liability, decreased available insurance coverage for the affected vessels, and may result in a denial of access to, or detention in, certain ports.

We operate a fleet of vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction, which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the U.S., where the corresponding liability laws such as the Oil Pollution Act of 1990 (the “OPA 90”) discussed below, are particularly stringent.

For vessel operations not covered by the CLC, including those operated under our fleet, international liability for oil pollution is governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”). In 2001, the IMO adopted the Bunker Convention, which imposes strict liability on shipowners for pollution damage and response costs incurred in contracting states caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”), discussed in more detail in the following paragraph. The Bunker Convention became effective in contracting states on November 21, 2008 and as of February 7, 2017, had 83 contracting states. In non-contracting states, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction where the spillage occurs.

The CLC and Bunker Convention also provide vessel owners a right to limit their liability, depending on the applicable national or international regime. The CLC includes its own liability limits. The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the U.S., are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Environmental legislation in the U.S. merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution. Though it has been eight years since the Deepwater Horizon oil spill in the Gulf of Mexico (the “Deepwater Horizon incident”), such regulation may become even stricter because of the incident’s impact. In the U.S., the OPA90 establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from cargo and bunker oil spills from vessels, including tankers. The OPA 90 covers all owners and operators whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’s territorial sea and its 200 nautical mile exclusive economic zone. Under the OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. The U.S. Congress has in the past considered bills to strengthen certain requirements of the OPA 90; similar legislation may be introduced in the future. Further, under the federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) and similar state laws, investigation and cleanup requirements for threatened or actual releases of hazardous substances may be imposed upon owners and operators of vessels, on a joint and several basis, regardless of fault or the legality of the original activity that resulted in the release of hazardous substances.

In addition to potential liability under the federal OPA 90, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters.

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

The EU has also issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as much as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas and limiting possible disruptions to EU indigenous energy production, and to improve the response mechanisms in case of an accident. The Directive was implemented on July 19, 2015. As far as the environment is concerned, the U.K. has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

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

We may be required to make significant investments in ballast water management, which may have a material adverse effect on our future performance, results of operations, and financial position.

As discussed above, the International Convention for the Control and Management of Vessels’ Ballast Water and Sediments (the “BWM Convention”) which was adopted in February 2004 aims to prevent the spread of harmful aquatic organisms from one region to another, by establishing standards and procedures for the management and control of ships’ ballast water and sediments. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations, including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan. The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention entered into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of September 8, 2017, the BWM Convention had 69 contracting states for

75.11% of world gross tonnage. Although new ships constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention has been delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the U.S. and states within the U.S.), will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which does not include the shipping industry). EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change(the “UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of the ship energy efficiency management (“SEEMP”), outlined above, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At its 64th session (2012), the IMO’s Marine Environment Protection Committee (the “MEPC”) indicated that 2015 was the target year for member states to identify market-based measures for international shipping. At its 66th session in 2014, the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. The Roadmap also provides for additional studies and further intersessional work, to be continued at the 71st session in 2017, with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC.

The EU announced in April 2007 that it planned to expand the EU emissions trading scheme (“ETS”) by adding vessels, as ETS-regulated businesses required to report on carbon emissions and subject to a credit trading system for carbon allowances. A proposal from the European Commission was expected if no global regime for reduction of seaborne emissions had been agreed to by the end of 2011. On October 1, 2012, the European Commission announced that it would propose measures to monitor, verify and report on greenhouse-gas emissions from the shipping sector. On June 28, 2013, the European Commission adopted a communication setting out a strategy for progressively including greenhouse gas emissions from maritime transport in the EU’s policy for reducing its overall greenhouse emissions. The first step proposed by the European Commission was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The EU Regulation (2015/757) was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The European Commission also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

In February 2017, EU member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the EU’s main decision making body, agreed that the EU should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the EU move on this issue, the ETS may result in additional compliance costs for our vessels.

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

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (“MTSA”), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S.. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, (“SOLAS”), created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created International Ship and Port Facilities Code, or ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems, (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

Furthermore, additional security measures could be required in the future, which could have a significant financial impact on us. The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for the vessels to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future, which could have a significant financial impact on us.

The cost of vessel security measures has also been affected by acts of piracy against ships. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses, which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Although both the frequency and success of attacks have diminished recently, we still consider potential acts of piracy to be a material risk to the international container shipping industry, and protection against this risk requires vigilance. Our vessels regularly travel through regions where pirates are active. Crew costs, including those due to employing onboard security guards, could increase in such circumstances. While the use of security guards is intended to deter and prevent the hijacking of our vessels, it could also increase our risk of liability for death or injury to persons or damage to personal property. In addition, while we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions. Crew costs could also increase in such circumstances. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions.

Political and government instability, terrorist attacks, increased hostilities or war could lead to further economic instability, increased costs and disruption of our business.

We are an international company and conduct our operations primarily outside the U.S.. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the U.S. on September 11, 2001 and the U.S.’ continuing response to these attacks, and in Paris on January 7, 2015 and on November 13, 2015, the bombings in Spain on March 11, 2004 and in Brussels on March 22, 2016, and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the U.S. to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government of the jurisdiction where one or more of our vessels are registered could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes its owner. In addition, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a ship and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we would expect to be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment, if any, would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business and results of operations and financial condition.

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

Our insurance may be insufficient to cover losses that may occur to our property or result from our operations.

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery and war risk insurance covering damage to our vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a loss of a vessel. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our insurance policies also contain deductibles, limitations and exclusions, which, although we believe are standard in the shipping industry, may nevertheless increase our costs. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Our charterers may engage in legally permitted trading in locations, which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations and financial condition.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition as well as our cash flows. We are not currently aware of the existence of any such maritime lien on our vessels.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 7.7 years, basis fully delivered fleet, and most dry bulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

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

We have grown our fleet and business significantly. We intend to continue to expand our fleet in the future. Our growth will depend on:

•	ongoing and anticipated economic conditions and charter rates;

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels;

•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have an adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the U.S., the EU and other jurisdictions.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties.

Iran

During the last few years until January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies, such as our company, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific trade and investment activities involving Iran.

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, U.S. permanent residents, and persons within the territory of the U.S. from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the EU and U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) were lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed, except in a very limited fashion. Additionally, the sanctions lifted under the JCPOA could be reimposed (“snapped back”) at any time if Iran violates the JCPOA or the U.S. withdraws from the JCPOA.

After the lifting of most of the nuclear-related sanctions on January 16, 2016, EU sanctions remain in place in relation to the export of arms and military goods, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions, which remain in place, include restrictions on:

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

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and the EU have implemented sanctions against certain persons and entities.

The EU has imposed travel bans and asset freezes on certain persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions, which limit the provision of equity and debt financing to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

The U.S. has imposed sanctions against certain designated Russian entities and individuals (“U.S. Russian Sanctions Targets”). These sanctions block the property and all interests in property of the U.S. Russian Sanctions Targets. This effectively prohibits U.S. persons from engaging in any economic or commercial transactions with the U.S. Russian Sanctions Targets unless the same are authorized by the U.S. Treasury Department. Similar to EU sanctions, U.S. sanctions also entail restrictions on certain exports from the U.S. to Russia and the imposition of Sectoral Sanctions, which restrict the provision of equity and debt financing to designated Russian entities. While the prohibitions of these sanctions are not directly applicable to us, we have compliance measures in place to guard against transactions with U.S. Russian Sanctions Targets, which may involve the U.S. or U.S. persons and thus implicate prohibitions. The U.S. also maintains prohibitions on trade with Crimea.

The U.S.’s “Countering America’s Adversaries Through Sanctions Act” (Public Law 115-44) (CAATSA), authorizes imposition of new sanctions on Iran, Russia, and North Korea. The CAATSA sanctions with respect to Russia have not actually been imposed or implemented. CAATSA sanctions on Iran and North Korea enhance existing sanctions.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit dealings with designated Venezuelan government officials, and curtail the provision of financing to PDVSA and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons, an arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the U.S. maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the U.S..

Other E.U. Economic Sanctions Targets

The EU also maintains sanctions against Syria, North Korea and certain other countries and against individuals listed by the EU. These restrictions apply to our operations and as such, to the extent that these countries may be involved in any business it is important to carry out checks to ensure compliance with all relevant restrictions and to carry out due diligence checks on counterparties and cargoes.

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimize by following our corporate written Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such compliance, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Acquisition, Navios Partners, Navios Maritime Containers Inc. (“Navios Containers”) and Navios Midstream Partners L.P. (“Navios Midstream”), we cannot give any assurance that an adverse finding against Navios Acquisition, Navios Partners, Navios Containers or Navios Midstream by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Partners, Navios Containers, Navios Midstream or ourselves will not have a material adverse impact on our business, reputation or the market price or trading of our common stock-units.

We are constantly monitoring developments in the U.S., the E.U. and other jurisdictions that maintain economic sanctions against Iran, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes. If any of the risks described above materialize, it could have a material adverse impact on our business and results of operations.

To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

We rely on critical information systems for the operation of our businesses, and the failure of any critical information system, including a cyber-security breach, may adversely impact our businesses.

We rely on information systems and networks in our operations and administration of our business. Information systems are vulnerable to software viruses, power failures and security breaches by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, we cannot guarantee that our information systems cannot be damaged or compromised. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, results of operations and financial condition, as well as our cash flows.

Changing laws and evolving reporting requirements could have an adverse effect on our business.

Changing laws, regulations and standards relating to reporting requirements, including the European Union General Data Protection Regulation (“GDPR”), may create additional compliance requirements for us. To maintain high standards of corporate governance and public disclosure, we have invested in, and intend to continue to invest in, reasonably necessary resources to comply with evolving standards.

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR will become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims, which could have an adverse effect on our business, financial conditions, results of operations and cash flows.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

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

Our Chairman and Chief Executive Officer holds approximately 30.6% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Ms. Angeliki Frangou owns approximately 30.6% of the outstanding shares of our common stock directly or through her affiliates, and has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of our common stock (as of March 31, 2018, she had purchased approximately $10.0 million of the total $20.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business, or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.

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

Certain of our directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2017, approximately 42.4% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss for the year ended December 31, 2017 by $1.5 million.

For example, as of December 31, 2017, the value of the U.S. dollar as compared to the Euro decreased by approximately 12.1% compared with the respective value as of December 31, 2016. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the U.S.. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors, may be difficult to serve with process as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the U.S..

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the U.S.. In addition, the majority of our directors and officers are residents of non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. In addition, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

Being a foreign private issuer exempts us from certain SEC and NYSE requirements.

We are a foreign private issuer within the meaning of rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to U.S. public companies including:

•	the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q or current reports on Form 8-K;

•	the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act;

•	the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (i.e., a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months); and

•	the obligation to obtain shareholder approval in connection with the approval of, and material revisions to, equity compensation plans.

Because of these exemptions, investors are not afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

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

Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the price; an investor pays for our common stock in an offering. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and company resources and could have a material effect on our business, financial condition and operating results.

Risks Relating to Our Series G and Series H and the Depositary Shares

Our Series G and Series H are subordinated to our debt obligations, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series G, Series H and by other transactions.

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2017, our total debt was $1,717.8 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated.

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

In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H. On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rates increased by 0.25%. We will reinstate and pay quarterly dividends on the Series G and H, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available to reinstate such dividend or to pay dividends each quarter if and when reinstated. In addition, we may have insufficient cash available to redeem the Series G and H, and accordingly the Depositary Shares. The amount of cash we can use to pay dividends or redeem our Series G and H and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

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

Voting rights of holders of Depositary Shares will be extremely limited. Our common stock is the only class of stock carrying full voting rights. Holders of the Series G and H, and accordingly holders of the Depositary Shares, generally have no voting rights. In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H. As such, (i) we have used commercially reasonable efforts to obtain an amendment to our articles of incorporation to effectuate any and all such changes thereto as may be necessary to permit either the Series G Preferred Shareholders or the Series H Preferred Shareholders, as the case may be, to exercise the voting rights described in the following clause (ii)(x), and (ii) if and when dividends payable on either the Series G or the Series H, as the case may be, are in arrears for six or more quarterly periods, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then (x) if our articles of incorporation have been amended as described in the preceding clause (i), the holders of Series G or the holders of Series G, as the case may be, will have the right (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of securities on parity with either the Series G or Series H, as the case may be, upon which like voting rights have been conferred and with which the Series G and H voted as a class for the election of such director), and (y) if our articles of incorporation have not been amended as described in the preceding clause (i), then, until such amendment is fully approved and effective, the dividend rate on the Series G or the Series H, as the case may be, shall increase by 25 basis points. At our respective Annual Meeting of stockholders held on December 15, 2016 and December 15, 2017, the Company proposed an amendment to our articles of incorporation to effectuate any and all such changes as were necessary to permit the Series G and/or Series H holders the ability to exercise the certain voting rights described above. These proposals failed to receive the affirmative vote of holders of two-thirds of the Company’s issued and outstanding common stock entitled to vote at the respective Annual Meeting, which was required to approve the proposal. Therefore, since the proposals failed and the dividends for the Series G and Series H are in arrears for six or more quarterly periods the dividend rate on the Series G and Series H have increased by 25 basis points respectively. There can be no assurance that any such further proposal to our stockholders to amend our articles of incorporation will be approved by our common stockholders.

Furthermore, holders of the Depositary Shares may encounter difficulties in exercising any voting rights acquired by the Series G or the Series H for as long as they hold the Depositary Shares rather than the Series G or the Series H. For example, holders of the Depositary Shares will not be entitled to vote at meetings of holders of Series G or of the Series H, and they will only be able to exercise their limited voting rights by giving timely instructions to The Bank of New York Mellon (the “Depositary”) in advance of any meeting of holders of Series G or the Series H, as the case may be. The Depositary will be the holder of the Series G or the Series H underlying the Depositary Shares and holders may exercise voting rights with respect to the Series G or the Series H represented by the Depositary Shares only in accordance with the deposit agreement (the “Deposit Agreement”) relating to the Depositary Shares. To the limited extent permitted by the Deposit Agreement, the holders of the Depositary Shares should be able to direct the Depositary to vote the underlying Series G or the Series H, as the case may be, in accordance with their individual instructions. Nevertheless, holders of Depositary Shares may not receive voting materials in time to instruct the Depositary to vote the Series G or the Series H, as the case may be, underlying their Depositary Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Depositary Shares or for the manner of carrying out such instructions. Accordingly, holders of Depositary Shares may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying Series G or the Series H, as the case may be, is not voted as requested.

The Depositary Shares lack a well developed trading market. Various factors may adversely affect the price of the Depositary Shares.

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

As of December 31, 2017, we had $1,717.8 million in aggregate principal amount of debt outstanding, of which $697.2 million was unsecured.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 11.25% Senior Secured Notes due 2022 (the “2022 Senior Secured Notes”) and the indenture governing our 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”) do not fully prohibit us or our subsidiaries from doing so. The terms of the indenture governing the 7.25% Senior Notes due 2022 (the “2022 Logistics Senior Notes”) of Navios South American Logistics (“Navios Logistics”), the agreements governing the terms of Term Loan B Facility (the “Term Loan B Facility”) and the

agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

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

The indenture governing the 2022 Senior Secured Notes, the indenture governing the 2022 Notes, the indentures governing the 2022 Logistics Senior Notes and our and Navios Logistics’ secured credit facilities contain certain change of control provisions. If we or Navios Logistics experience specified changes of control under our respective notes, we or Navios Logistics, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed) at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under our and Navios Logistics’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

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

As of December 31, 2017, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

We also have substantial equity investments in two public companies that are accounted for under the equity method — Navios Acquisition and Navios Partners. As of December 31, 2017, we held 42.9% of the voting stock and 46.2% of the economic interest of Navios Acquisition and 20.8% of the equity interest in Navios Partners (including a 2.0% general partner interest). As of such date, the carrying value of our investments in these two affiliated companies amounted to $166.4 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2017, we received $14.6 million in dividends from Navios Acquisition. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $104.0 million and $70.5 million, respectively, in fiscal year 2017.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and 50%, 50% and 0%, voting interests, respectively. As of December 31, 2017, Navios Holdings portion of the Navios Term Loans I (as defined herein) relating to Navios Europe I was $4.8 million.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. As of December 31, 2017, Navios Holdings portion of the Navios Term Loans II (as defined herein) relating to Navios Europe II was $6.7 million.

On June 8, 2017, Navios Containers completed a private placement in which Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. As of December 31, 2017, Navios Holdings owned 3.4% of Navios Containers’ common stock and warrants, for 1.7% of the equity of Navios Containers and the carrying amount of the investment in Navios Containers was $5.2 million.

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels and their carrying value amounted to $0.2 million as of December 31, 2017. During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”) and during the year ended December 31, 2015 the Company received shares of STX. During the third quarter of 2016, the Company sold all its KLC and STX securities it held at the time.

Our ownership interest in Navios Logistics, Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I, Navios Europe II, STX and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I and Navios Europe II as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I, Navios Europe II and STX for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) the intent and ability of the Company to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2017, management considers the decline in the market value of its investment in Navios Acquisition to be temporary. However, there is the potential for future impairment changes relative to this security if its respective fair value does not recover and an OTTI analysis indicates such write down is necessary, which may have a material adverse impact on our results of operations in the period recognized. During the year ended December 31, 2017, we did not recognize any impairment loss in earnings.

During the year ended December 31, 2016, the Company considered the decline in fair value of its investment in Navios Partners and Navios Acquisition as “other-than-temporary” and therefore, recognized a loss of $228.0 million in the accompanying consolidated statement of comprehensive (loss)/income.

During each of the years ended December 31, 2016 and 2015, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $0.3 million and $1.8 million, respectively. The respective loss was included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/income.

Risks Relating to Navios Logistics

Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its grain port, including the loading and unloading operations, as well as the space in silos is exceeded, which could materially adversely affect its operations and revenues.

A significant portion of Navios Logistics’ grain port business is derived from handling and storage of soybeans and other agricultural products produced in the Hidrovia, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in its dry port and cause the space in its silos to be exceeded, which in turn would affect its timely operations or its ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on its clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

Navios Logistics depends on a few significant customers for a large part of its revenues and the loss of one or more of these customers could materially and adversely affect its revenues.

In each of Navios Logistics’ businesses, a significant part of its revenues is derived from a small number of customers. Navios Logistics expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2017, its three largest customers, Vale International S.A. (“Vale”), YPF S.A. (“YPF”) and Axion Energy Argentina S.A. (“Axion Energy”), accounted for 20.3%, 13.7% and 12.7% of its revenues, respectively, and its five largest customers accounted for approximately 61.9% of its revenues. For the year ended December 31, 2016, Navios Logistics’ two largest customers, Vale, Axion Energy and Cammesa S.A. (“Cammesa”), accounted for 28.0%, 13.8% and 11.5%, of its revenues, respectively, and its five largest customers accounted for approximately 67.4% of its revenues. For the year ended December 31, 2015, Navios Logistics’ two largest customers, Vale and Cammesa, accounted for 27.8% and 12.9% of its revenues, respectively, and its five largest customers accounted for approximately 61.7% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of its significant customers, including our large take-or-pay customers or the change of the contractual terms of one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect its financial condition and its results of operations.

If one or more of Navios Logistics’ customers does not perform under one or more contracts with it and Navios Logistics is not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, Navios Logistics could suffer a loss of revenues that could materially adversely affect its business, financial condition and results of operations.

Navios Logistics could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, disagreements with Navios Logistics or otherwise;

•	the customer terminates the contract because Navios Logistics fails to meet their contracted storage needs and/or the contracted operational performance;

•	the customer terminates the contract because Navios Logistics fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

Navios Logistics could also become involved in legal disputes with customers, including but not limited to Navios

Logistics’ long-term take-or pay customers, relating to its contracts, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of its take-or-pay contracts or others and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of Navios Logistics’ material contracts are terminated or renegotiated, its financial condition and results of operations could be materially adversely affected. Even if Navios Logistics prevail in legal disputes relating to its customer contracts, which could entitle it to compensation, Navios Logistics cannot assure you that it would receive such compensation on a timely basis or in an amount that would fully compensate Navios Logistics for its losses. For example, on March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. The Company initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

Navios Logistics’ business can be affected by adverse weather conditions, effects of climate change and other factors beyond its control, that can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.

A significant portion of Navios Logistics’ business is derived from the transportation, handling and storage of iron ore, soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for its services. This would, in turn, negatively impact its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to effectively transport cargo on the rivers. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for its services or its operations.

For instance, a prolonged drought, the possible effects of climate change, or other turn of events that is perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or Navios Logistics’ business in general may, in the short-term, result in a reduction in the market value of its ports, barges and pushboats that operate in the region. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably Navios Logistics’ barges and pushboats in the Hidrovia and Navios Logistics is forced to sell them to a third party located outside of the region, there is a limited market in which it would be able to sell these vessels, and accordingly it may be forced to sell them at a substantial loss.

Navios Logistics may be unable to obtain financing for its growth or to fund its future capital expenditures, which could materially adversely affect its results of operations and financial condition.

Navios Logistics’ capital expenditures during 2015, 2016 and 2017 were $27.0 million, $91.2 million and $46.5 million, respectively, used to acquire and/or pay installments for among others one bunker vessel, one newbuilding estuary tanker vessel, six pushboats, 72 newbuilding barges and to expand Navios Logistics’ port terminal operations through the construction of an iron ore port terminal facility. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these measures. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and infrastructure, it may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, expand its existing infrastructure, or increase its working capital or capital expenditures, Navios Logistics might not be able to grow its business and its earnings could suffer. Furthermore, despite covenants under the indenture governing the 2022 Logistics Senior Notes and Term Loan B Facility and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness, which would limit cash available for working capital, and to service its indebtedness.

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off the shelf and, as a result, it may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to Navios Logistics.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to Navios Logistics’ barges, pushboats or vessels may restrict the type of activities in which these barges, pushboats and vessels may engage and may decrease their operational efficiency and increase Navios Logistics’ costs. Given the increased activity in the maritime industry and the industry that supplies it, the manufacturers of key equipment for its vessels and ports (such as engine makers, propulsion systems makers, control systems makers and others) may not have the spare parts needed available immediately (or off-the-shelf) and may have to produce them when required. If this was the case, Navios Logistics’ vessels and ports may be unable to operate while waiting for such spare parts to be produced, delivered, installed and tested, resulting in substantial loss of revenues for Navios Logistics. As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of Navios Logistics’ vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

Navios Logistics cannot assure you that, as its operational port equipment and vessels barges and pushboats age, market conditions will justify those expenditures or enable Navios Logistics to operate them profitably during the remainder of their useful lives. If Navios Logistics sells such assets, it may have to sell them at a loss, or opt to scrap its assets, and if clients no longer use its ports or charter-out its vessels due to their age, its results of operations could be materially adversely affected.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, Navios Logistics has available land within the Nueva Palmira Free Zone in Uruguay as well as near the Free Zone where it plans to expand its port facility and construct a port terminal for liquid cargo. In order to complete these projects, however, Navios Logistics needs to receive required authorization from several authorities. If these authorities deny its request for authorization, or if existing authorizations are revoked, Navios Logistics will not be able to proceed with these projects.

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

At December 31, 2017, Navios Logistics employed 395 land-based employees and 597 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in Navios Logistics’ barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent Navios Logistics’ contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by Navios Logistics’ contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios Logistics. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Petrobras and Trafigura Pte Ltd.

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators. The charter markets in which its vessels compete are highly competitive. Key competitors include the successor of Ultrapetrol Bahamas Ltd., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of its customers, including ADM, International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”) and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of Navios Logistics in its primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

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

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2017, 58% of its cabotage fleet and 34% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

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

The future economic and political environment of Argentina is uncertain.

The administration that took office in Argentina on December 10, 2015 has announced and implemented several significant economic and policy reforms, including reforms to the foreign exchange market in order to provide greater flexibility and easier access to the foreign exchange market. Likewise, export duties on several agricultural products and export duties on most industrial and mining exports were eliminated.

We can offer no assurances as to the policies that may be implemented by the new Argentine administration, or that political developments or social unrest in Argentina will not adversely affect our financial condition and results of operations.

The continuing inflation may have material adverse effects on the Argentine economy.

In the past, Argentina has experienced periods of high inflation. Inflation has increased since 2005 and remained relatively high for more than a decade. The reliability of INDEC’s statistics has been widely questioned. In February 2013, the IMF censured Argentina for its inaccurate financial statistics. In response, in 2014, INDEC adopted the IPCNu, an improved methodology for calculating the CPI, and estimated the 2014 CPI to be 23.9%.

However, the current administration as one of its first measures declared a state of administrative emergency, suspending momentarily the publication of all indexes until the INDEC is capable of accurately calculating such indexes. During this suspension period, the inflation rate was informed through data provided by the City of Buenos Aires and the province of San Luis.

On July 15, 2016, INDEC published its inflation index again, indicating that the CPI showed, for June, July, August, September, October, November and December of 2016, variations of 3.1%, 2%, 0.2%, 1.1%, 2.4%, 1.6% and 1.2% compared to previous month, respectively. Furthermore, according to the most recent publicly available information, the inflation rate was 24.8% for the year 2017.

On the other hand, INDEC published the index of poverty and indigence, which estimated that poverty reaches 28.6% of Argentines and indigence, 6.2% during the first semester of 2017.

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

In 2001 and during the first half of 2002, Argentina experienced a massive withdrawal of deposits from the Argentine financial system in a short period of time, which precipitated a liquidity crisis within the Argentine financial system, which prompted the Argentine government to impose exchange controls and restrictions on the ability of depositors to withdraw their deposits. Despite the reduction on some of these restrictions in the following years, significant government controls and restrictions remained in place.

In December 2015, the Argentine government implemented several reforms to the foreign exchange market regulations and provided easier access to the foreign exchange market for individuals and companies. Consequently, as from December 17, 2015, the new financial indebtedness transactions abroad of the non-financial private sector, financial sector and local governments will not be subject to the obligation to bring to and liquidate funds in the MULC (the single and free floating foreign exchange market). Fund liquidation at MULC (the single and free floating foreign exchange market) will be a condition precedent for the further access to that market so as to cater for capital and interest services. If the funding enters local accounts in foreign currency in the country, the liquidation of the funds deposited will need to be evidenced.

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

If the Argentine government decides to alter the tax burden on Navios Logistics’ operations in Argentina, its results of operations and financial condition could be materially and adversely affected.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the EU, China and the U.S.) could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. In particular, Brazil’s economy, which is Argentina’s largest export market and its principal source of imports, is currently experiencing heightened negative pressure due to the uncertainties stemming from ongoing political crises, including the corruption investigations and allegations and criminal convictions involving certain politicians. The Brazilian economy declined by 3.6% during 2016. In addition, the Brazilian currency lost approximately 17.7% of its value relative to the U.S. dollar in 2016. Brazilian demand for Argentine exports has generally declined over the past five years and further deterioration of economic conditions in Brazil may increasingly reduce demand for Argentine exports and create advantages for Brazilian imports. Further adverse developments in the Brazilian political and economic crisis may have further negative effects on the Argentine economy and our operations.

Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the U.S., emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Future policies of the Argentine government may affect the economy as well as Navios Logistics’ operations.

During past years, the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. On May 3, 2012, expropriation law 26,741 was passed by the Argentine Congress, providing for the expropriation of 51% of the share capital of YPF S.A., represented by an identical stake of Class D shares owned, directly or indirectly, by Repsol YPF and its controlled or controlling entities, which have been declared of public interest. The Argentine government made an offer to compensate Repsol YPF for around $5.0 billion, which was accepted by the Board of Directors and shareholders of Repsol YPF and confirmed by the Argentine Congress. Although the current administration has not implemented or advocated any nationalization or expropriation measures, similar measures, such as mandatory renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, among others, that may be adopted by the Argentine government in the future could adversely affect Navios Logistics’ business, financial condition and results of operations.

Risks Relating to Uruguayan Free Zone Regulation

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan General Directorate of Commerce allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that Navios Logistics’ subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, Navios Logistics’ subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework, including exceeding the limit on non-Uruguayan employees or engaging in industrial, commercial or service activities outside of a free trade zone in Uruguay. In this case, Navios Logistics’ subsidiaries may continue with their operations from the free zone, but under a different tax regime.

Other Risks Relating to the Countries in which Navios Logistics’ Operates

Navios Logistics is an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

Navios Logistics is an international company and conducts all of its operations outside of the U.S., and expects to continue doing so for the foreseeable future. These operations are performed in countries that are historically less developed and stable than the U.S., such as Argentina, Brazil, Bolivia, Paraguay and Uruguay.

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

Navios Logistics engages in regional commerce with a variety of entities. Although its operations expose Navios Logistics to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2017, 2016 and 2015 approximately 60.3%, 61.1% and 61.9%, respectively, of its expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of Navios Logistics’ transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which it operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which it operates, its results of operations or financial condition could be materially adversely affected.

Tax Risks

We may earn U.S. source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the U.S., U.S. federal corporate income tax (the highest statutory rate presently is 21.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock continues to be listed on the NYSE and represents more than 50.0% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50.0% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5.0% or more of the vote and value of our common stock. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S.-source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the U.S., U.S. federal corporate income tax as well as a branch profits tax for those years. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected. Please see the discussion under “Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Company—Taxation of Our Shipping Income.”

Navios Holdings may be taxed as a U.S. corporation.

The purchase by International Shipping Enterprises Inc. (“ISE”), our predecessor, of all of the outstanding shares of common stock of Navios Holdings, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005. Navios Holdings is incorporated under the laws of the Republic of the Marshall Islands. ISE received an opinion from its counsel for the merger transaction that, while there is no direct authority that governs the tax treatment of the transaction, it was more likely than not that Navios Holdings would be taxed by the U.S. as a foreign corporation. Accordingly, we take the position that Navios Holdings will be taxed as a foreign corporation by the U.S.. If Navios Holdings were to be taxed as a U.S. corporation, its taxes would be significantly higher than they are currently.

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our business could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

We are an international company that conducts business throughout the world. Tax laws and regulations are highly complex and subject to interpretation. Consequently, we are subject to changing tax laws, treaties and regulations in and between countries in which we operate. Our income tax expense is based upon our interpretation of tax laws in effect in various countries at the time that the expense was incurred. A change in these tax laws, treaties or regulations, or in the interpretation thereof, or in the valuation of our deferred tax assets, could result in a materially higher tax expense or a higher effective tax rate on our worldwide earnings, and such change could be significant to our financial results. If any tax authority successfully challenges our operational structure, intercompany pricing policies or the taxable presence of our key subsidiaries in certain countries, or if the terms of certain income tax treaties are interpreted in a manner that is adverse to our structure, or if we lose a material tax dispute in any country, our effective tax rate on our worldwide earnings from our operations could increase substantially and our earnings and cash flows from these operations could be materially adversely affected. For example, in accordance with the currently applicable Greek law, foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office in Greece are subject to duties towards the Greek state, which are calculated on the basis of the relevant vessel’s tonnage. The payment of said duties exhausts the tax liability of the foreign ship owning company and the relevant manager against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

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

A foreign corporation will be treated as a PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the quarterly average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents (other than rents derived other than in the active conduct of a rental business). For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC and additional tax filing obligations.

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2017 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

There is substantial legal authority supporting this position consisting of case law and U.S. Internal Revenue Service, or IRS, pronouncements concerning the characterization of income derived from time charters and voyage charters as services income for other tax purposes. However, it should be noted that there is also authority, which characterizes time charter income as rental income rather than services income for other tax purposes. Accordingly, no assurance can be given that the IRS or a court of law will accept this position and there is a risk that the IRS or a court of law could determine that we are a PFIC. In addition, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

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

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed cash, and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for cash, and the issuance of 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2017, Navios Holdings owned 63.8% of Navios Logistics.

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

As of December 31, 2017, Navios Holdings’ interest in Navios Partners was 20.8% (including 2.0% general partner interest).

Navios Acquisition

Navios Acquisition (NYSE:NNA) is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

On July 1, 2008, Navios Acquisition completed its IPO. On May 28, 2010, Navios Acquisition consummated the vessel acquisition, which constituted its initial business combination. Following such transaction, Navios Acquisition commenced its operations as an operating company. On that date, Navios Holdings acquired control over Navios Acquisition, and consequently concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011.

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

As of December 31, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 42.9% and its economic interest in Navios Acquisition was 46.2%.

Navios Europe I

Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I under the laws of Marshall Islands and have economic interests of 47.5%, 47.5% and 5.0%, respectively and effective from November 2014, voting interests of 50%, 50% and 0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners also made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”)..

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

As of December 31, 2017, and following the completion of the Navios Midstream’s IPO in November 2014 and the issuance of 1,592,920 of Subordinated Series A Units to Navios Acquisition in June 2015, Navios Acquisition had 59.0% interest and Navios Holdings had indirect economic interest of 27.2% (through its ownership in Navios Acquisition) and no direct equity interest.

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

At the same time, Navios Holdings entered into an option agreement with Navios Acquisition, which expires on November 18, 2024, under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25.0% of the outstanding membership interests in Midstream General Partner, and the incentive distribution rights in Navios Midstream at fair value. As of December 31, 2017, Navios Holdings had not exercised any part of that option.

Navios Europe II

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II under the laws of Marshall Islands and have economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million.

Navios Containers

Navios Containers is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios

Containers completed a private placement and Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On August 29, 2017 and on November 9, 2017, Navios Containers closed additional private placements.

As of December 31, 2017, Navios Holdings owned 3.4% of Navios Containers’ common stock and warrants, representing 1.7% of the equity of Navios Containers.

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, Navios Holdings has had an in-house ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 7.7 years, basis fully delivered fleet, consists of a total of 71 vessels, aggregating approximately 7.2 million dwt. Navios Holdings owns 14 Capesize vessels (169,000-182,000 dwt), eleven modern Ultra Handymax vessels (50,000-59,000 dwt), twelve Panamax vessels (74,000-85,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of six Ultra Handymax, one Handysize, 19 Panamax, and seven Capesize vessels under long-term time charters. Navios Holdings has options to acquire 23 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

Navios Holdings also offers commercial and technical management services to the fleets of Navios Partners, Navios Acquisition, Navios Midstream, Navios Europe I, Navios Europe II and Navios Containers. As of December 31, 2017, Navios Partners’ fleet was comprised of 29 drybulk vessels and seven Container vessels. In each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence. As of December 31, 2017, Navios Acquisition’s fleet was comprised of 28 tankers and eight VLCC vessels. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. As of December 31, 2017, Navios Midstream’s fleet was comprised of six VLCC vessels and Navios Holdings receives a daily management fee of $9,500 per VLCC vessel. Drydocking expenses under this agreement will be reimbursed by Navios Midstream at cost at occurrence. Navios Europe I’s fleet was comprised of five tankers and five container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence. Navios Europe II’s fleet was comprised of seven dry bulker and seven container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence. As of December 31, 2017, Navios Containers’ fleet was comprised of 21 container vessels. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for 4,250 TEU, 3,450 TEU and 5,500 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost.

Navios Holdings’ strategy and business model focuses on:

•	Operation of a high quality, modern fleet. Navios Holdings owns and charters-in a modern, high quality fleet, having an average age of approximately 7.7 years, basis fully delivered fleet that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•	Pursuing an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 7.2 million dwt in tonnage, which, we believe, makes Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 23 time chartered vessels permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•	Capitalize on Navios Holdings’ established reputation. Navios Holdings believes its reputation and commercial relationships enable it to obtain favorable long-term time charters, enter into the freight market and increase its short-term tonnage capacity to complement the capacity of its core fleet, as well as to obtain access to cargo freight opportunities through COA arrangements not readily available to other industry participants. This reputation has also enabled Navios Holdings to obtain vessel acquisition terms as reflected in the purchase options contained in some of its long-term charters.

•	Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise as to risk management to hedge against, and in some cases, to generate profit from, such volatility.

•	Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•	Enhance vessel utilization and profitability through a mix of spot charters, time charters, and COAs. Specifically, this strategy is implemented as follows:

•	The operation of voyage charters or spot fixtures for the carriage of a single cargo from load port to discharge port;

•	The operation of time charters, whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs;

•	The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•	The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.7% as of December 31, 2017, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

Competitive Advantages

Controlling approximately 7.2 million dwt (excluding Navios Logistics) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals may be brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

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

In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the dry bulk market on the basis of the following factors:

•	A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as lower insurance premiums, higher levels of productivity, and efficient operating cost structures, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age, fuel economy and quality of a vessel are of significant importance in competing for business;

•	A core fleet which has been chartered-in (some through 2030, assuming minimum available charter extension periods are exercised) on terms generally that allow Navios Holdings to charter-out the vessels at an attractive spread during strong markets and to weather down cycles in the market while maintaining low costs;

•	Strong commercial relationships with both freight customers and Japanese trading houses and ship owners, providing Navios Holdings with access to future attractive long-term time charters on newbuildings with valuable purchase options;

•	Strong in-house technical management team who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking, providing efficiency and transparency in Navios Holdings’ owned fleet operations;

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America; and

•	An experienced management team with a strong track record of operational experience and a strong brand having a well established reputation for reliability and performance.

Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation.

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 38 owned vessels and 33 chartered-in vessels (all of which have purchase options). The average age of the fleet is 7.7 years, basis fully delivered fleet.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of eleven modern Ultra Handymax vessels, 14 Capesize vessels, twelve Panamax vessels and one Handysize vessel.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
Navios Galileo	Panamax	2006	76,596
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Sphera	Panamax	2016	84,872
Navios Equator Prosper	Capesize	2000	171,191

Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Navios Mars	Capesize	2016	181,259

Long-Term Fleet. In addition to the 38 owned vessels, Navios Holdings controls a fleet of seven Capesize, 19 Panamax, six Ultra Handymax, and one Handysize vessels under long-term time charters (including seven Panamax vessels to be delivered through the end of 2019), having an average age of approximately 4.4 years, basis fully delivered fleet.

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes(2)
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Mercury Ocean	Ultra Handymax	2008	53,452	No
Kouju Lily	Ultra Handymax	2011	58,872	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Osmarine	Panamax	2006	76,000	No
Navios Aldebaran	Panamax	2008	76,500	Yes
KM Imabari	Panamax	2009	76,619	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Navios Amber	Panamax	2015	80,994	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Elsa S	Panamax	2015	80,954	No
Pacific Explorer	Capesize	2007	177,000	No
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Canary	Capesize	2015	180,528	Yes
Dream Coral	Capesize	2015	181,249	Yes
Navios Felix	Capesize	2016	181,221	Yes

Long-term Chartered-in Fleet to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
TBN	Panamax	April 2018	82,000	No
TBN	Panamax	May 2018	82,000	No
TBN	Panamax	Q4 2018	81,500	No(3)
TBN	Panamax	Q1 2019	81,500	No(3)

Long-term Bareboat Chartered-in Fleet to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
TBN	Panamax	Q4 2019	82,000	Yes
TBN	Panamax	Q1 2020	82,000	Yes
TBN	Panamax	Q4 2019	82,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	Navios Holdings has the right of first refusal and profit share on sale of vessel.

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

Short-Term Fleet: Navios Holdings’ “short-term fleet” is comprised of Capesize, Panamax and Ultra Handymax vessels chartered-in for duration of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Exercise of Vessel Purchase Options

Navios Holdings has executed several purchase options comprising of six Ultra Handymax, six Panamax and one Capesize vessels, which were delivered on various dates from November 30, 2005 until February 21, 2011. Navios Holdings currently has options to acquire 23 chartered-in vessels currently in operation (on one of the 23 purchase options Navios Holdings holds a 50% initial purchase option).

Commercial Ship Management: Commercial management of Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ fleet involves identifying and negotiating charter party employment for the vessels. In addition to its internal commercial ship management capabilities, Navios Holdings uses the services of a related party, Acropolis Chartering & Shipping Inc. (“Acropolis”), based in Piraeus, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers, and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management: Navios Holdings provides, through its subsidiaries, Navios Shipmanagement Inc., Navios Containers Management Inc. and Navios Tankers Management Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ vessels under the terms of the management agreements between the parties. Based in Piraeus, Greece, Monaco and Singapore, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.

Operation of the Fleet: The operations departments supervise the post-fixture business of the vessels in Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Midstream’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled.

Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•	Freight Rate Risk. Navios Holdings may use FFAs to manage and mitigate its risk to its freight market exposures in shipping capacity and freight commitments and respond to fluctuations in the dry bulk shipping market by augmenting its overall long or short position. See “Risk Factors — Risks Associated with the Shipping Industry and Our Dry bulk Operations — Trading and complementary hedging activities in freight, tonnage and FFAs subject us to trading risks, and we may suffer trading losses which could adversely affect our financial condition and results of operations” for additional detail on the financial implications, and risks of our use of FFAs. Currently, Navios Holdings holds no FFA contracts.

•	Credit Risk. Navios Holdings closely monitors its credit exposure to charterers and FFAs counterparties. Navios Holdings has established policies to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high quality credit collateralized corporations and financial institutions. Most importantly, Navios Holdings has guidelines and policies that are designed to limit the amount of credit exposure.

•	Interest Rate Risk. Navios Holdings may use from time to time interest rate swap agreements to reduce exposure to fluctuations in interest rates. These instruments allow Navios Holdings to raise long-term borrowings at floating rates and swap them into fixed rates. Although these instruments are intended to minimize the anticipated financing costs and maximize gains for Navios Holdings that may be set off against interest expense, they may also result in losses, which would increase financing costs. Currently, Navios Holdings holds no interest rate swap contracts. See also item 11 “Quantitative and Qualitative Disclosures about Market Risks — Interest Rate Risk.”

•	Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 24.7% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales and 14.2% of its expenses related to operation of its Greek, Belgian and Monaco offices, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Dry bulk Vessel Operations

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities. Navios Holdings’ customers under charter parties, COAs, and other counterparties, include national, regional and international companies, such as Cargill International S.A., GIIC, Louis Dreyfus Commodities, Oldendorff Carriers, Swiss Marine, Rio Tinto and Mansel Ltd. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue.

Logistics Business Operations

Customers of Navios Logistics include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. Navios Logistics has a long history of operating in the Hidrovia region and has been able to generate and maintain longstanding relationships with its customers. In its grain port facilities in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 19 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has had long-term relationships with its global petroleum customers for more than 16 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in its trade receivables. For the year ended December 31, 2017, Navios Logistics’ three largest customers, Vale, YPF and Axion Energy accounted for 20.3%, 13.7% and

12.7% of its revenues, respectively, and its five largest customers accounted for approximately 61.9% of its revenues. For the year ended December 31, 2016, its three largest customers, Vale, Axion Energy and Cammessa accounted for 28.0%, 13.8% and 11.5% of its revenues, respectively, and its five largest customers accounted for approximately 67.4% of its revenues. For the year ended December 31, 2015, its two largest customers, Vale and Cammessa accounted for 27.8% and 12.9% of its revenues, respectively, and its five largest customers accounted for approximately 61.7% of its revenues. Other than its largest customers mentioned above, no other customer accounted for more than 10% of Navios Logistics’ revenues during the years ended December 31, 2017, 2016 and 2015.

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among 1,938 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 11,200 vessels, aggregating approximately 824 million dwt as of April 1, 2018. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only nine companies are known to have fleets of 100 vessels or more after the merger of the two largest Chinese shipping companies, China Ocean Shipping and China Shipping Group into China COSCO Shipping. The other eight are the largest Japanese shipping companies, Mitsui O.S.K. Lines, Kawasaki Kisen and Nippon Yusen Kaisha plus the Fredriksen Group, Wisdom Marine, China Merchants, Pacific Basin and Oldendorff Carriers. There are about 41 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

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

Navios Logistics

Navios Logistics is one of the largest logistics providers in the Hidrovia region of South America. Navios Logistics believes its ownership of river ports, including its port terminals in Uruguay that provides access to the ocean, allows it to offer a logistics solution superior to its competitors that also operate barges and pushboats. Navios Logistics also competes based on reliability, efficiency and price.

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios Logistics. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, Navios Logistics is an independent service provider in the market for transits. With respect to exports, its competitors are Montevideo Port in Montevideo and Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura Pte Ltd and Petrobras.

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which Navios Logistics’ vessels compete are highly competitive. Key competitors include the successor of Ultrapetrol Bahamas Ltd., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of Navios Logistics’ customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas.

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

Governmental and Other Regulations

Sources of Applicable Rules and Standards: Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards. This is the case particularly in the U.S. and, increasingly, in Europe.

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

Ship Safety Regulation: In the former category the primary international instrument is the Safety of Life at Sea Convention of 1974(“SOLAS”), as amended, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management (ISM) Code, which has been effective since July 1998. Under the ISM Code, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may invalidate or lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the U.S. and EU respectively.

Another amendment of SOLAS, made after the terrorist attacks in the U.S. on September 11, 2001, introduced special measures to enhance maritime security, including the International Ship and Port Facilities Security Code (“ISPS Code”).

Our owned fleet maintains ISM and ISPS certifications for safety and security of operations. Each vessel’s certificate must be periodically renewed and compliance must be periodically verified. In addition, the Manager voluntarily implements and maintains certifications pursuant to the International Organization for Standardization (“ISO”), for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated emission control areas (“ECAs). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which would take effect in January 2021. The U.S. Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly, Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. The IMO’s Marine Environment Protection Committee (the “MEPC”) adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At the 69th session (2016), Annex VI was also amended to require recordkeeping requirements to demonstrate compliance with the NOX Tier III ECA.

Certain jurisdictions have adopted more stringent requirements. For instance, California has also adopted more stringent low sulfur fuel requirements within California-regulated waters. We anticipate incurring costs to comply with these more stringent standards by implementing measures such as fuel switching, vessel modification adding distillate fuel storage capacity, or addition of exhaust gas cleaning scrubbers, and may require installation and operation of further control equipment at significantly increased cost. While it is unclear how the new emissions standard will affect the employment of our vessels, over time it is possible that ships not retrofitted to comply with new standards will become less competitive.

The IMO has introduced the first ever mandatory measures for an international greenhouse gas reduction regime for a global industry sector. These energy efficiency measures apply to all ships of 400 gross tonnage and above. They include the development of a ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan. At its 66th session (2014), the MEPC continued its work on developing technical and operational measures relating to energy-efficiency measures for ships, following the entry into force of the mandatory efficiency measures on January 1, 2013. It adopted the 2014 Guidelines on the Method of Calculation of the Attained EEDI, applicable to new ships. It further adopted amendments to MARPOL Annex VI concerning the extension of the scope of application of the EEDI to Liquified Natural Gas (“LNG”) carriers, ro-ro cargo ships (vehicle carriers), ro-ro cargo ships, ro-ro passenger ships and cruise passengers ships with nonconventional propulsion. At its 67th session (2014), the MEPC adopted the 2014 Guidelines on survey and certification of the EEDI, updating the previous version to reference ships fitted with dual-fuel engines using LNG and liquid fuel oil. The MEPC also adopted amendments to the 2013 Interim Guidelines for determining minimum propulsion power to maintain the maneuverability of ships in adverse conditions, to make the guidelines applicable to phase 1 (starting January 1, 2015) of the EEDI requirements. At its 68th session (2015), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships. At its 70th session (2016), the MEPC again amended the method of calculating EEDI, and adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year.

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

Greenhouse Gas (“GHG”) Emissions: In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “Kyoto Protcol”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as greenhouse gases, which are suspected of contributing to global warming. Currently, the greenhouse gas emissions from international shipping do not come under the Kyoto Protocol.

In December 2011, United Nations climate change talks took place in Durban and concluded with an agreement referred to as the Durban Platform for Enhanced Action. In preparation for the Durban Conference, the International Chamber of Shipping (“ICS”) produced a briefing document, confirming the shipping industry’s commitment to cut shipping emissions by 20% by 2020, with significant further reductions thereafter. The ICS called on the participants in the Durban Conference to give the IMO a clear mandate to deliver emissions reductions through market-based measures, for example a shipping industry environmental compensation fund. Notwithstanding the ICS’ request for global regulation of the shipping industry, the Durban Conference did not result in any proposals specifically addressing the shipping industry’s role in climate change.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 United Nations Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations, which entered into force on November 4, 2016, did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018 with a goal of adopting a revised strategy in 2023 to include short-, mid- and long-term reduction measures and schedules for implementation. In April 2018, the committee charged with creating the reduction strategy must finalize the initial draft of the strategy and submit a report to MEPC. The EU, Canada, the U.S. and other individual countries, states and provinces also have or are evaluating various measures to reduce greenhouse gas emissions from international shipping, which may include some combination of market-based instruments, a carbon tax or other mandatory reduction measures. The EU recently adopted Regulation (EU) 2015/757 concerning the monitoring, reporting and verification of carbon dioxide emissions from vessels (the “MRV Regulation”) which entered into force on July 1, 2015 (as amended by Regulation (EU) 2016/2071). The MRV Regulation applies to all vessels over 5,000 gross tonnage (except for a few types, including, but not limited to, warships and fish-catching or fish-processing vessels), irrespective of flag, in respect of carbon dioxide emissions released during voyages within the EU as well as voyages coming into and going out of the EU. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. This EU Regulation may be seen as indicative of an intention to maintain pressure on the international negotiating process. An Implementing Regulation, which entered into force in November 2016, was also adopted setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

Further, in February 2017, EU member states met to consider independently regulating the shipping industry under the ETS. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, the EU’s main decision making body, agreed that the EU should act on shipping emissions by 2023 if the IMO fails to deliver effective global measures. Last year, IMO’s urgent call to action to bring about shipping greenhouse gas emissions reductions before 2023 was met with industry push-back in many countries. Depending on how fast IMO and the EU move on this issue, the ETS may result in additional compliance costs for our vessels.

Any passage of climate control legislation or other regulatory initiatives by the IMO, EU, Canada, the U.S. or other individual jurisdictions where we operate, that restrict emissions of greenhouse gases from vessels, could require us to make significant capital expenditures and may materially increase our operating costs.

Other International Regulations to Prevent Pollution: In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments (“BWM”) Convention. The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan

The BWM Convention stipulates that it will enter into force twelve months after it has been adopted by at least 30 states, the combined merchant fleets of which represent at least 35% of the gross tonnage of the world’s merchant shipping. With Finland’s accession to the Agreement on September 8, 2016, the 35% threshold was reached, and the BWM convention will enter into force on September 8, 2017. Thereafter, on October 19, 2016, Panama also acceded to the BWM convention, adding its 18.02% of world gross tonnage. As of February 7, 2017, the BWM Convention had 54 contracting states for 53.30% of world gross tonnage. Although new ships constructed after September 8, 2017 must comply on delivery with the BWM Convention, implementation of the BWM Convention has been delayed for existing vessels (constructed prior to September 8, 2017) for a further two years. For such existing vessels, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the U.S. and states within the U.S.) will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

European Regulations

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999, the EU has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments of MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis. It should be noted, for instance, that the EU has its own regime as far as ship emissions are concerned and while it does in some respects align with the IMO regime, this is not always the case. As far as sulfur dioxide emissions are concerned, for example, the EU regulation has not just caught up with the IMO limits for sulfur in ECAs, but it continues to have certain elements that exceed IMO regulations (e.g. as of January 1, 2015, EU Member States must ensure that ships in the Baltic, the North Seam and the English Channel are using gas oils with a sulfur content of no more than 0.10%). The EU has adopted legislation that (1) requires member states to refuse access to their ports to certain sub-standard vessels, according to vessel type, flag and number of previous detentions, (2) obliges member states to inspect at least 25% of vessels using their ports annually and provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment, (3) provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies, and (4) requires member states to impose criminal sanctions for certain pollution events, such as the unauthorized discharge of tank washings. It has also considered legislation that could affect the operation of vessels and the liability of owners for oil pollution. In some instances where it has done so, international regulations have subsequently been amended to the same level of stringency as that introduced in Europe, but the risk is well established that EU regulations may from time to time impose burdens and costs on ship owners and operators which are additional to those involved in complying with international rules and standards. In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC must be implemented by individual members states through particular laws in each state by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx. Implementation of new laws by member states to reduce emissions may ultimately result in increased costs to us to comply with the more stringent standards.

Notably, in 2015 the EU adopted a directive, as amended in 2009, on ship-source pollution, imposing criminal sanctions for pollution not only where this is caused by intent or recklessness (which would be an offense under MARPOL), but also where it is caused by “serious negligence”. The concept of “serious negligence” may be interpreted in practice to be little more than ordinary negligence. The directive could therefore result in criminal liability being incurred in circumstances where it would not be incurred under international law. Criminal liability for a pollution incident could not only result in us incurring substantial penalties or fines but may also, in some jurisdictions, facilitate civil liability claims for greater compensation than would otherwise have been payable.

The EU has also recently adopted a regulation that seeks to facilitate the ratification of the IMO Recycling Convention and sets forth rules relating to vessel recycling and management of hazardous materials on vessels. The new regulation contains requirements for the recycling of vessels at approved recycling facilities that must meet certain requirements, so as to minimize the adverse effects of recycling on human health and the environment. The new regulation also contains rules for the control and proper management of hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The new regulation applies to vessels flying the flag of a member state and certain of its provisions apply to vessels flying the flag of a third country calling at a port or anchorage of a member state. For example, when calling at a port or anchorage of a member state, a vessel flying the flag of a third country will be required, among other things, to have on board an inventory of hazardous materials that complies with the requirements of the new regulation and the vessel must be able to submit to the relevant authorities of that member state a copy of a statement of compliance issued by the relevant authorities of the country of the vessel’s flag verifying the inventory. The new regulation is to apply no later than December 31, 2018, although certain of its provisions are to apply at different stages, with certain of them applicable from December 31, 2020. Pursuant to this regulation, the EU has recently published the first version of a European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the regulation.

In response to the 2010 Deepwater Horizon incident, the EU has issued Directive 2013/30/EU of the European Parliament and of the Council of June 12, 2013 on safety of offshore oil and gas operations. The objective of this Directive is to reduce as much as possible the occurrence of major accidents relating to offshore oil and gas operations and to limit their consequences, thus increasing the protection of the marine environment and coastal economies against pollution, establishing minimum conditions for safe offshore exploration and exploitation of oil and gas limiting possible disruptions to EU indigenous energy production, and to improve the response mechanisms in case of an accident. Member states must implement the Directive by July 19, 2015. The U.K. has various new or amended regulations such as: the Offshore Petroleum Activities (Offshore Safety Directive) (Environmental Functions) Regulations 2015 (OSDEF), the 2015 amendments to the Merchant Shipping (Oil Pollution Preparedness, Response and Cooperation Convention) Regulations 1998 (OPRC 1998) and other environmental Directive requirements, specifically the Environmental Management System. The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015 will implement the licensing Directive requirements.

U.S. Environmental Regulations and Laws Governing Civil Liability for Pollution: Environmental legislation in the U.S. merits particular mention as it is in many respects more onerous than international laws, representing a high-water mark of regulation with which ship-owners and operators must comply, and of liability likely to be incurred in the event of non-compliance or an incident causing pollution.

U.S. federal legislation, including notably the Oil Pollution Act of 1990 (“OPA 90”), establishes an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including cargo or bunker oil spills from tankers. OPA 90 affects all owners and operators whose vessels trade in the U.S., its territories and possessions or whose vessels operate in U.S. waters, which includes the U.S.’ territorial sea and its 200 nautical mile exclusive economic zone. Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the spill results solely from the act or omission of a third party, an act of God or an act of war) for all containment and clean-up costs and other damages arising from discharges or substantial threats of discharges, of oil from their vessels. OPA 90 defines these other damages broadly to include:

•	natural resource damages and the costs of assessment thereof;

•	real and personal property damage;

•	net loss of taxes, royalties, rents, fees and other lost revenues;

•	lost profits or impairment of earning capacity due to property or natural resource damages; and

•	net cost of public services necessitated by a spill response, such as protection from fire, safety or health hazards, and loss of subsistence use of natural resources.

OPA 90 preserves the right to recover damages under other existing laws, including maritime tort law. In addition to potential liability under OPA as the relevant federal legislation, vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred.

Title VII of the Coast Guard and Maritime Transportation Act of 2004, or the CGMTA, amended OPA 90 to require the owner or operator of any non tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The implementing regulations took effect on October 30, 2013. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

OPA 90 liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on November 19, 2015 to reflect increases in the Consumer Price Index. With this adjustment, OPA 90 currently limits liability of the responsible party for single-hull tank vessels over 3,000 gross tons to the greater of $3,500 per gross ton or $25.846 million (this amount is reduced to $7.05 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,200 per gross ton or $18.8 million (or $4.7 million for a vessel less than 3,000 gross tons), whichever is greater. For non-tank vessels, liability is limited to $1,100 per gross ton or $939,800 per incident, whichever is greater. Under OPA 90, these limits of liability do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not formally adopt legislation to amend OPA 90 to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

In addition, the Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”), which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. CERCLA, as well as certain U.S. state laws that may also apply to petroleum or petroleum products, imposes joint and several liability, without regard to fault, on the owner or operator of a vessel, vehicle or facility from which there has been a release, along with other specified parties. Liability under CERCLA is limited to the greater of $300 per gross ton or $0.5 million for vessels not carrying hazardous substances as cargo or residue, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited.

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

All owners and operators of vessels over 300 gross tons are required to establish and maintain with the U.S. Coast Guard evidence of financial responsibility sufficient to meet their potential liabilities under OPA 90 and CERCLA. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the U.S. Coast Guard regulations by providing a certificate of responsibility from third party entities that are acceptable to the U.S. Coast Guard evidencing sufficient self-insurance.

The U.S. Coast Guard’s regulations concerning certificates of financial responsibility provide, in accordance with OPA 90, that claimants may bring suit directly against an insurer or guarantor that furnishes certificates of financial responsibility. In the event that such insurer or guarantor is sued directly, it is prohibited from asserting any contractual defense that it may have had against the responsible party and is limited to asserting those defenses available to the responsible party and the defense that the incident was caused by the willful misconduct of the responsible party. Certain organizations, which had typically provided certificates of financial responsibility under pre-OPA 90 laws, including the major protection and indemnity organizations have declined to furnish evidence of insurance for vessel owners and operators if they are subject to direct actions or required to waive insurance policy defenses. This requirement may have the effect of limiting the availability of the type of coverage required by the Coast Guard and could increase our costs of obtaining this insurance as well as the costs of our competitors that also require such coverage.

OPA 90 specifically permits individual states to impose their own liability regimes with regard to oil pollution incidents occurring within their boundaries, and some states’ environmental laws impose unlimited liability for oil spills. For example, California regulations prohibit the discharge of oil, require an oil contingency plan be filed with the state, require that the ship owner contract with an oil response organization and require a valid certificate of financial responsibility, all prior to the vessel entering state waters. In some cases, states, which have enacted such legislation, have not yet issued implementing regulations defining vessels owners’ responsibilities under these laws. We intend to comply with all applicable state regulations in the ports where our vessels call.

The U.S. Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under CERCLA. The U.S. Environmental Protection Agency (“EPA”) regulates the discharge of ballast water and other substances incidental to the normal operation of vessels in U.S. waters using a Vessel General Permit (“VGP”), system pursuant to the CWA, in order to combat the risk of harmful organisms that can travel in ballast water carried from foreign ports and to minimize the risk of water pollution through numerous specified effluent streams incidental to the normal operation of vessels. Compliance with the conditions of the VGP is required for commercial vessels 79 feet in length or longer (other than commercial fishing vessels). On March 28, 2013, the EPA adopted the 2013 VGP, which took effect on December 19, 2013. The 2013 VGP is valid for five years.

This new 2013 VGP imposes a numeric standard to control the release of non-indigenous invasive species in ballast water discharges. On October 5, 2015, the U.S. Court of Appeals for the Second Circuit found the EPA was arbitrary and capricious in issuing the ballast water provisions of the VGP, finding that the EPA failed to adequately explain why stricter technology-based effluent standards should not be applied. The court instructed the EPA to reconsider these issues but held the 2013 VCP remains in effect until the EPA addresses the issues. If the EPA establishes more stringent numeric standards for ballast water discharges, we may incur costs to modify our vessels to comply with new standards. In addition, through the CWA certification provisions, that allow U.S. states to place additional conditions on the use of the VGP within state waters, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards. Because the VGP expires at the end of this year, there may be new U.S. federal and state requirements that could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters.

Compliance with new U.S. federal and state requirements could require the installation of equipment on our vessels to treat ballast water before it is discharged or the implementation of other port facility disposal arrangements or procedures at potentially substantial cost, and/or otherwise restrict our vessels from entering U.S. waters. Coast Guard regulations require commercial ships operating in U.S. waters to manage ballast water by meeting certain requirements, which include using a U.S. type-approved Ballast Water Management System (“BWMS”), temporarily using a foreign-type BWMS that has been accepted by the Coast Guard, using ballast water obtained from a U.S. Public Water System, discharging ballast water into a shore-side facility or not discharging ballast water within 12 nautical miles. As of January 1, 2014, vessels are technically subject to the phasing-in of these standards. As a result, the U.S. Coast Guard in the past provided waivers to vessels which could not install the then unapproved ballast water treatment technology, but has begun to deny requests for waivers in light of its recent approval of a handful of technologies. The EPA, on the other hand, has taken a different approach to enforcing ballast discharge standards under the VGP. On December 27, 2013, the EPA issued an enforcement response policy in connection with the new VGP in which the EPA indicated that it would take into account the reasons why vessels do not have the requisite technology installed, but will not grant any waivers.

A number of bills relating to ballast water management have been introduced in the U.S. Congress, but it is difficult to predict which, if any, will be enacted. Several states, including Michigan and California, have adopted legislation or regulations relating to the permitting and management of ballast water discharges. California has extended its ballast water management program to the regulation of “hull fouling” organisms attached to vessels and adopted regulations limiting the number of organisms in ballast water discharges. Other states could adopt similar requirements that could increase the costs of operation in state waters.

The Federal Clean Air Act (“CAA”) requires the EPA to promulgate standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas, and to CAA emissions standards for so-called “Category 3” marine diesel engines operating in U.S. waters. In April 2010, EPA adopted regulations implementing the provision of MARPOL Annex VI regarding emissions from Category 3 marine diesel engines. Under these regulations, both U.S. and foreign-flagged ships must comply with the applicable engine and fuel standards of Annex VI, including the stricter North America ECA standards, which took effect in August 2012, when they enter U.S. ports or operate in most internal U.S. waters including the Great Lakes. Annex VI requirements are discussed in greater detail above under “International regulations to prevent pollution from ships.” We may incur costs to install control equipment on our vessels to comply with the new standards.

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

International laws governing civil liability for oil pollution damage

We operate a fleet of vessels that are subject to national and international laws governing pollution from such vessels. Several international conventions impose and limit pollution liability from vessels. An owner of a tanker vessel carrying a cargo of “persistent oil” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”) is subject under the convention to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. This liability is subject to a financial limit calculated by reference to the tonnage of the ship, and the right to limit liability may be lost if the spill is caused by the shipowner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo, but is in ballast.

When a tanker is carrying clean oil products that do not constitute “persistent oil” that would be covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will depend on other international conventions or domestic laws in the jurisdiction where the spillage occurs. The same principle applies to any pollution from the vessel in a jurisdiction, which is not a party to the CLC. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the U.S., where the corresponding liability laws such as the OPA 90 discussed above, are particularly stringent.

For vessel operations not covered by the CLC, in 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. The Bunker Convention entered into force on November 21, 2008, and as of February 7, 2017, had 83 contracting states. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

Outside the U.S., national laws generally provide for the owner to bear strict liability for pollution, subject to a right to limit liability under applicable national or international regimes for limitation of liability. The most widely applicable international regime limiting maritime pollution liability is the Convention on Limitation of Liability for Maritime Claims of 1976 (the “1976 Convention”). Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowners’ intentional or reckless conduct. Some states have ratified the 1996 LLMC Protocol to the 1976 Convention, which provides for liability limits substantially higher than those set forth in the 1976 Convention to apply in such states. Finally, some jurisdictions are not a party to either the 1976 Convention or the 1996 LLMC Protocol, and, therefore, shipowners’ rights to limit liability for maritime pollution in such jurisdictions may be uncertain.

Other Regional Requirements

The environmental protection regimes in certain other countries, such as Canada, resemble those of the U.S. To the extent we operate in the territorial waters of such countries or enter their ports, our vessels would typically be subject to the requirements and liabilities imposed in such countries. Other regions of the world also have the ability to adopt requirements or regulations that may impose additional obligations on our vessels and may entail significant expenditures on our part and may increase the costs of our operations. These requirements, however, would apply to the industry operating in those regions as a whole and would also affect our competitors. However, it is difficult to predict what legislation, if any, may be promulgated by the U.S., the EU or any other country or authority.

Security Regulations

A number of initiatives have been introduced in recent years intended to enhance vessel security. On November 25, 2002, MTSA was signed into law. To implement certain portions of the MTSA, the U.S. Coast Guard issued regulations in July 2003 requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States. Similarly, in December 2002, amendments to SOLAS created a new chapter of the convention dealing specifically with maritime security. This new chapter came into effect in July 2004 and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the newly created ISPS Code. Among the various requirements are:

•	on-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels.

Classification, Inspection and Maintenance: Every sea going vessel must be “classed” by a classification society. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions of which that country is a member. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will undertake them on application or by official order, acting on behalf of the authorities concerned.

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

Risk of Loss and Liability Insurance

General: The operation of any cargo vessel includes risks such as mechanical failure, physical damage, collision, fire, contact with floating objects, property loss, cargo loss or damage, business interruption due to political circumstances in foreign countries, hostilities, and labor strikes. In addition, there is always an inherent possibility of marine disaster, including oil spills and other environmental mishaps, and the liabilities arising from owning and operating vessels in international trade. OPA 90, which imposes virtually unlimited liability upon owners, operators and demise charterers of any vessel trading in the U.S. exclusive economic zone for certain oil pollution accidents in the United States, has made liability insurance more expensive for ship owners and operators trading in the U.S. market. While we believe that our present insurance coverage is adequate, not all risks can be insured, and there can be no guarantee that any specific claim will be paid, or that we will always be able to obtain adequate insurance coverage at reasonable rates. Our current insurance includes the following:

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

Protection and Indemnity Insurance: Protection and indemnity insurance is expected to be provided by mutual protection and indemnity associations (“P&I Associations”), who indemnify members in respect of discharging their tortious, contractual or statutory third-party legal liabilities arising from the operation of an entered ship. Such liabilities include but are not limited to third-party liability and other related expenses from injury or death of crew, passengers and other third parties, loss or damage to cargo, claims arising from collisions with other vessels, damage to other third-party property, pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. Protection and indemnity insurance is a form of mutual indemnity insurance, extended by protection and indemnity mutual associations and always provided in accordance with the applicable associations’ rules and members’ agreed terms and conditions.

Our fleet is currently entered for protection and indemnity insurance with International Group associations where, in line with all International Group Clubs, coverage for oil pollution is limited to $1.0 billion per event. The 13 P&I Associations that comprise the International Group insure approximately 95% of the world’s commercial tonnage and have entered into a pooling agreement to collectively reinsure each association’s liabilities. Each vessel that we acquire will be entered with P&I Associations of the International Group. Under the International Group reinsurance program for the current policy year, each P&I club in the International Group is responsible for the first $10.0 million of every claim. In every claim the amount in excess of $10.0 million and up to $100.0 million is shared by the clubs under the pooling agreement. Any claim in excess of $100.0 million is reinsured by the International Group in the international reinsurance market under the General Excess of Loss Reinsurance Contract. This policy currently provides an additional $2.0 billion of coverage for non-oil pollution claims. Further to this, an additional reinsurance layer has been placed by the International Group for claims up to $1.0 billion in excess of $2.1 billion, or $3.1 billion in total. For passengers and crew claims, the overall limit is $3.0 billion for any one event on any one vessel with a sub-limit of $2.0 billion for passengers. With the exception of pollution, passenger or crew claims, should any other P&I claim exceed Group reinsurance limits, the provisions of all International Group Club’s overspill claim rules will operate and members of any International Group Club will be liable for additional contributions in accordance with such rules. To date, there has never been an overspill claim, or one even nearing this level.

As a member of the P&I Associations that are members of the International Group, we will be subject to calls payable to the associations based on our individual fleet record, the associations’ overall its claim records as well as the claim records of all other members of the individual associations, and members of the pool of P&I Associations comprising the International Group. The P&I Associations’ policy year commences on February 20th. Calls are levied by means of Estimated Total Premiums (“ETP”) and the amount of the final installment of the ETP varies according to the actual total premium ultimately required by the club for a particular policy year. Members have a liability to pay supplementary calls, which might be levied by the board of directors of the club if the ETP is insufficient to cover amounts paid out by the club. Should a member leave or entry cease with any of the associations, at the Club’s Managers discretion, they may be also be liable to pay release calls or provide adequate security for the same amount. Such calls are levied in respect of potential outstanding Club/Member liabilities on open policy years and include but are not limited to liabilities for deferred calls and supplementary calls.

Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our businesses, are “loss of hire”, “strikes,” except in cases of loss of hire due to war or a piracy event, “defense,” and “credit risk. Specifically, we do not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

There are no deductibles for the war loss of hire cover. We maintain strike insurance for our port terminal operations.

Even if our insurance coverage is adequate to cover our losses, if we suffer a loss of a vessel, we may not be able to obtain a timely replacement for any lost vessel. Furthermore, in the future, we may not be able to obtain adequate insurance coverage at reasonable rates for our fleet. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. We may also be subject to calls, or premiums, in amounts based not only on our own claim records but also on the claim records of all other members of the protection and indemnity associations through which we receive indemnity insurance coverage. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

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

Refer to “Item 8. Financial Information” in “Legal Proceedings”.

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

As of December 31, 2017, with respect to shore-side employees, Navios Holdings and its subsidiaries employed 222 employees in its Piraeus, Greece office, 11 employees in its New York office, seven employees in its Antwerp, Belgium office, three employees in its Monaco office and eight employees in its Singapore office. Navios Logistics employs 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 103 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 203 employees at the port facilities in Uruguay, and 10 employees at Hidronave South American Logistics S.A.’s (“Hidronave”) Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates currently lease the following properties:

•	Navios Shipmanagement Inc. and Navios Corporation lease approximately 3,882.3 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire in 2019.

•	Kleimar N.V. leases approximately 632 square meters for its offices, in Antwerp, Belgium, pursuant to a lease that expires in 2019.

•	Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, New York, pursuant to a lease that expires in 2019. Navios Holdings sublets a portion of the 34th floor in the building located at 825 Third Avenue, New York, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019.

•	Navios Tankers Management Inc. leases approximately 253.75 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to a lease agreement signed October 29, 2010 and expiring in 2019.

•	Navios Shipmanagement Inc., Navios Maritime Holdings Inc., and Navios Tankers Management Inc. lease office space in Monaco pursuant to a lease that expires in June 2018.

Navios Logistics and its subsidiaries currently lease, (or occupy as free zone users, as the case may be), the following premises:

•	CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA was authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement, which was subsequently amended on multiple occasions, incorporating new plots of land until its final version dated March 4, 2016. The agreement currently in force permits CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. The agreement expires on March 3, 2046, with a 20-year extension at Navios Logistics’ option, until 2066. Navios Logistics pays a fixed annual fee of approximately $0.3 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transhipment fee of $0.20 per ton transshipped until December 31, 2017 and of $0.25 per ton transshipped thereafter. Navios Logistics has certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if it breaches the terms of the agreement, or labor laws and social security contributions, and if it commits illegal acts or acts expressly forbidden by the agreement. In March 2013, CNSA acquired Enresur, a Nueva Palmira Free Zone direct user, and in December 2014, Navios Logistics acquired Cartisur and Edolmix, both also Nueva Palmira Free Zone direct users. On March 4, 2016, the lands pertaining to Cartisur were assigned to CNSA.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2020.

•	Petrolera San Antonio S.A. leases approximately 10,481 square meters of a land and a small warehouse next to the river Paraguay at San Miguel district of Asunción over the way to the Club Mbigua, pursuant to a lease agreement that expires in June 2018.

•	Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito, pursuant to a lease agreement that expires in May 2018.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021.

•	Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in November 2018.

•	Merco Par S.A.C.I. leases some premises alongside the River Paraguay from Relámpago Servicios Import Export S.A. for docking purposes. This property has 380 meters of costal line, by 40 meters of front on the Paraguay River in Bañado Norte, Municipality of Blanco Cue, Asunción District, in Paraguay. The lease is valid until July 2018 and it is automatically renewable for two years.

•	Petrolera San Antonio S.A: leases some premises alongside the Paraguay River from Ingeniería Naval Especializada S.R.L. (INAVE), located on Blanco Cué. The lease is valid until June 2018.

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

C. Organizational structure

Navios Holdings and/or its subsidiaries maintain offices in Monaco, Piraeus, Greece, Antwerp, Belgium, New York and Singapore. Commercial ship management, risk management, operation and technical management of Navios Holdings’ owned vessels are conducted through wholly-owned subsidiaries of Navios Holdings. Navios Logistics maintains offices in Montevideo, Uruguay, Buenos Aires, Argentina, Asuncion, Paraguay, and Corumba, Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and pushboats through its wholly-owned subsidiaries. Navios Logistics holds the rights to operate the ports and transfer facilities in Nueva Palmira indirectly through its Uruguayan subsidiary, CNSA, and owns the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

As of December 31, 2017, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure as of December 31, 2017.

Subsidiaries included in the consolidation:

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2017	2016	2015
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/12 - 12/31	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/12 - 12/31	—
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	11/2 - 12/31	—
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	11/3 - 12/31	—	—
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	12/15 - 12/31	—	—

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2017 was 20.8%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2017 was 46.2%); (iii) Acropolis (economic interest as of December 31, 2017 was 35.0%); (iv) Navios Europe I and its subsidiaries (economic interest as of December 31, 2017 was 47.5%); Navios Europe II and its subsidiaries (economic interest as of December 31, 2017 was 47.5%); and Navios Containers Inc. and its subsidiaries (economic interest as of December 31, 2017 was 3.4%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2017, 2016 and 2015. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (U.S. GAAP). You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

Overview

Navios Holdings is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet, Navios Midstream’s fleet, Navios Europe I’s fleet Navios Europe II’s fleet and Navios Containers’ fleet, and commercially manages its chartered-in fleet.

On February 2, 2007, Navios Holdings acquired all of the outstanding share capital of Kleimar N.V. (“Kleimar”). Kleimar is a Belgian maritime transportation company established in 1993. Kleimar is the owner and operator of Capesize, Panamax and Handymax vessels used in the transportation of cargoes and has an extensive COA business.

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America, serving its customers in the Hidrovia region through three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral-related exports and the other for refined petroleum products. Navios Logistics complements its three port terminals with a diverse fleet of 338 barges and pushboats and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker to be delivered which operate in its cabotage business. Navios Holdings currently owns 63.8% of Navios Logistics.

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

On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings. As of December 31, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 42.9% and its economic interest in Navios Acquisition was 46.2%.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and have economic interests of 47.5%, 47.5% and 5.0%, respectively, and effective November 2014 voting interests of 50%, 50% and 0%, respectively.

On October 13, 2014, Navios Acquisition formed Navios Midstream under the laws of the Marshall Islands. Midstream General Partner, a wholly owned subsidiary of Navios Acquisition, was also formed on that date to act as the general partner of Navios Midstream and received a 2.0% general partner interest in Navios Midstream. As of December 31, 2017, Navios Acquisition had 59.0% economic interest and Navios Holdings had indirect economic interest of 27.2% (through its ownership in Navios Acquisition) and no direct equity interest.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively.

On June 8, 2017, Navios Containers completed a private placement and Navios Holdings invested $5.0 million. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On August 29, 2017 and on November 9, 2017, Navios Containers closed its additional private placements. As of December 31, 2017, Navios Holdings owned 3.4% of Navios Containers’ common stock and warrants, representing 1.7% of the equity of Navios Containers.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs.

Generally, this chartering policy may have the effect of generating Time Charter Equivalents (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $12,586 per day for the year ended December 31, 2017. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market.

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

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 71 vessels totaling 7.2 million deadweight tons and has an average age of 7.7 years, assuming basis delivered fleet. The employment profile of the fleet as of March 26, 2018 is reflected in the tables below. Navios Holdings has currently chartered-out 76.8% of available days for 2018, out of which 41.4% on fixed rate and 35.4% on index or profit sharing. Although the fees as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	7,125	No	04/2018
Navios Achilles	Ultra Handymax	2001	52,063	8,313	No	05/2018
Navios Vector	Ultra Handymax	2002	50,296	10,450	No	01/2019
Navios Meridian	Ultra Handymax	2002	50,316	10,450	No	09/2018
Navios Mercator	Ultra Handymax	2002	53,553	9,928	No	12/2018
Navios Arc	Ultra Handymax	2003	53,514	5,035	No	04/2018
Navios Hios	Ultra Handymax	2003	55,180	10,355	No	01/2019
Navios Kypros	Ultra Handymax	2003	55,222	11,075 —	No 100% of average 52 Baltic Supramax Index Routes	04/2018 01/2019
Navios Astra	Ultra Handymax	2006	53,468	9,738	No	10/2018
Navios Ulysses	Ultra Handymax	2007	55,728	9,405	No	04/2018
Navios Celestial	Ultra Handymax	2009	58,063	—	97.5% of average 58 Baltic Supramax Index Routes	01/2019
Navios Vega	Ultra Handymax	2009	58,792	10,873 —	No 97.5% of average 58 Baltic Supramax Index Routes	04/2018 12/2018
Navios Magellan	Panamax	2000	74,333	11,163	No	07/2018
Navios Star	Panamax	2002	76,662	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
Navios Northern Star	Panamax	2005	75,395	9,738	No	04/2018
Navios Amitie	Panamax	2005	75,395	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
Navios Taurus	Panamax	2005	76,596	11,020	No	06/2018
Navios Asteriks	Panamax	2005	76,801	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	11/2018
N Amalthia	Panamax	2006	75,318	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
Navios Galileo	Panamax	2006	76,596	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	12/2018
N Bonanza	Panamax	2006	76,596	—	100% of average Baltic Panamax Index 4TC Routes less $2,488/day	11/2018
Navios Avior	Panamax	2012	81,355	10,925	No	06/2018

Navios Centaurus	Panamax	2012	81,472	—	110% of average Panamax Index 4TC Routes less adjustment to be based on index formula	12/2018
Navios Sphera	Panamax	2016	84,872	12,076 —	No 123% of average Panamax Index 4TC Routes less adjustment to be based on index formula	04/2018 01/2019

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Equator Prosper	Capesize	2000	171,191	9,064 —	No 117.5% Weighted Average Baltic Capesize 5TC Index Routes	04/2018 03/2019
Navios Stellar	Capesize	2009	169,001	—	102% Weighted Average Baltic Capesize 5TC Index Routes	01/2020
Navios Bonavis	Capesize	2009	180,022	17,391	No	04/2018
Navios Happiness	Capesize	2009	180,022	—	106% Weighted Average Baltic Capesize 5TC Index Routes	04/2018
Navios Phoenix	Capesize	2009	180,242	14,345 —	No 107.5% Weighted Average Baltic Capesize 5TC Index Routes	04/2018 12/2018
Navios Lumen	Capesize	2009	180,661	11,741 18,858	No No	04/2018 01/2019
Navios Antares	Capesize	2010	169,059	9,399 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	04/2018 01/2020
Navios Etoile	Capesize	2010	179,234	9,025	No	04/2018
Navios Bonheur	Capesize	2010	179,259	17,391	No	04/2018
Navios Altamira	Capesize	2011	179,165	—	101% Weighted Average Baltic Capesize 5TC Index Routes	01/2019
Navios Azimuth	Capesize	2011	179,169	14,725	No	04/2018
Navios Ray	Capesize	2012	179,515	9,267 —	No $4,500 + 52% Weighted Average Baltic Capesize 5TC Index Routes	04/2018 04/2018
Navios Gem	Capesize	2014	181,336	20,045	No	12/2018
Navios Mars	Capesize	2016	181,259	—	117.5% Weighted Average Baltic Capesize 5TC Index Routes	02/2019

Long-term Chartered-in Vessels

The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for 2018 is estimated at $12,852/day. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for the next nine months of 2018 are 8,848 days.

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	8,241		03/2018
Navios Primavera	Ultra Handymax	2007	53,464	Yes		9,975		08/2018
Mercury Ocean	Ultra Handymax	2008	53,452	No		9,500		11/2018
Kouju Lily	Ultra Handymax	2011	58,872	No		8,740		07/2018
Navios Oriana	Ultra Handymax	2012	61,442	Yes		—	(6)	06/2018
Navios Mercury	Ultra Handymax	2013	61,393	Yes		—	(7)	12/2018
Navios Venus	Ultra Handymax	2015	61,339	Yes		9,025 —	(6)	04/2018 01/2019
Osmarine	Panamax	2006	76,000	No		12,730		04/2018
Navios Aldebaran	Panamax	2008	76,500	Yes		13,775		02/2019
KM Imabari	Panamax	2009	76,619	No		12,326		04/2018
Navios Marco Polo	Panamax	2011	80,647	Yes		—	(8)	08/2018
Navios Southern Star	Panamax	2013	82,224	Yes		16,346 —	(9)	04/2018 04/2019
Sea Victory	Panamax	2014	77,095	Yes		—	(10)	11/2018
Navios Amber	Panamax	2015	80,994	Yes		11,589 —	(11)	04/2018 01/2019
Navios Sky	Panamax	2015	82,056	Yes		11,473 —	(12)	04/2018 03/2019
Navios Coral	Panamax	2016	84,904	Yes		—	(13)	01/2018
Navios Citrine	Panamax	2017	81,626	Yes		9,500		09/2018
Navios Dolphin	Panamax	2017	81,630	Yes		10,450		09/2018
Elsa S	Panamax	2015	80,954	No		11,358 —	(14)	06/2018 01/2021
Pacific Explorer	Capesize	2007	177,000	No		—	(15)	12/2018
King Ore	Capesize	2010	176,800	Yes				—
Navios Koyo	Capesize	2011	181,415	Yes		11,931 —	(16)	04/2018 02/2019
Navios Obeliks	Capesize	2012	181,415	Yes				—
Dream Canary	Capesize	2015	180,528	Yes		13,300		03/2019
Dream Coral	Capesize	2015	181,249	Yes		14,013		03/2019
Navios Felix	Capesize	2016	181,221	Yes		—	(17)	01/2019

Long-term Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)		Expiration Date
TBN (18)	Panamax	April 2018	82,000	No		12/2020
TBN (19)	Panamax	May 2018	82,000	No		03/2021
TBN	Panamax	Q4 2018	81,500	No	(5)	Q3 2023
TBN	Panamax	Q1 2019	81,500	No	(5)	Q4 2023

Long-term Bareboat Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)	Expiration Date
TBN	Panamax	Q4 2019	82,000	Yes	Q4 2029
TBN	Panamax	Q1 2020	82,000	Yes	Q4 2029
TBN	Panamax	Q4 2019	82,000	Yes	Q1 2030

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	Navios Holdings has the right of first refusal and profit share on sale of vessel.
(6)	110% of average Baltic Supramax 52 Index Routes.
(7)	110% of average Baltic Supramax 58 10TC Index Routes.
(8)	113% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(9)	113.75% of average Baltic Panamax Index 4TC Routes.
(10)	114% of average Baltic Panamax Index 4TC Routes less $2,488/day.
(11)	120% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(12)	115% of average Baltic Panamax Index 4TC Routes less adjustment to be based on index formula.
(13)	118% of average Baltic Panamax Index 4TC Routes.
(14)	115% of average Baltic Panamax Index 4TC Routes.
(15)	103% of average Baltic Capesize Index 5TC Routes.
(16)	112% of average Baltic Capesize Index 5TC Routes.
(17)	120% of weighted average Baltic Capesize Index 5TC Routes.
(18)	Chartered-out at $11,358/day up to 06/2018, then 115% of average Baltic Panamax Index 4TC Routes up to 03/2021.
(19)	Chartered-out rate at $11,358/day up to 06/2018, then 115% of average Baltic Panamax Index 4TC Routes up to 05/2021.

Recent Developments

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party two newbuilding bulk carriers of about 82,000 dwt per vessel, expected to be delivered in the fourth quarter of 2019 and the first quarter of 2020 respectively. Navios Holdings has agreed to pay in total $11.1 million, representing a deposit for the option to acquire these vessels, of which $5.6 million was paid upon signing of the contracts. The average charter-in rate per day amounts to $5,700 and $5,564 respectively.

In February 2018, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Equator Prosper, a 2000 built, 171,191 dwt vessel, for a total acquisition price of $10.0 million paid in cash.

On February 21, 2018, Navios Partners announced that it has closed an offering of 18,422,000 common units, which includes the sale of $5.0 million of common units to Navios Holdings, at $1.90 per common unit. In addition, Navios Holdings paid $0.7 million to retain its 2% general partnership interest. Following the closing of this offering, Navios Holdings owns a 20.2% interest in Navios Partners, including the 2% general partnership interest.

In March 2018, Navios Holdings completed the sale to an unrelated third party the Navios Herakles, a 2000 built, 52,061 dwt vessel, for a total net sale price of $7.7 million paid in cash. The impairment loss due to the sale amounted to $6.7 million.

On March 13, 2018, Navios Containers announced that it has closed a private placement of 5,454,546 common shares at a subscription price of $5.50 per common share. Navios Holdings invested $0.5 million in the private placement and currently owns 3.2% of the outstanding share capital of Navios Containers. In addition, Navios Holdings received warrants, with a five-year term, for 1.7% of the newly issued equity.

Navios Acquisition

On March 27, 2018, Navios Holdings received $1.5 million from Navios Acquisition representing the cash dividend for the fourth quarter of 2017.

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of March 31, 2018, Navios Acquisition has repurchased 5,166,544 shares of common stock for a total cost of approximately $4.2 million. Following these repurchases and as of March 31, 2018, Navios Holdings’ ownership of the outstanding voting stock and economic interest in Navios Acquisition was 44.4% and 47.7%, respectively.

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

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 7.7 years, basis fully delivered fleet. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

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

Period over Period Comparisons

For the year ended December 31, 2017 compared to the year ended December 31, 2016

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2017 and 2016, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2017 and 2016.

(In thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	$463,049	$419,782
Administrative fee revenue from affiliates	23,667	21,799
Time charter, voyage and logistics business expenses	(213,929)	(175,072)
Direct vessel expenses	(116,713)	(127,396)
General and administrative expenses incurred on behalf of affiliates	(23,667)	(21,799)
General and administrative expenses	(27,521)	(25,295)
Depreciation and amortization	(104,112)	(113,825)
Provision for losses on accounts receivable	(269)	(1,304)
Interest income	6,831	4,947
Interest expense and finance cost	(121,611)	(113,639)
Impairment losses	(50,565)	—
(Loss)/gain on bond and debt extinguishment	(981)	29,187
Gain on sale of assets	1,064	—
Other income	6,140	18,175
Other expense	(13,761)	(11,665)

Loss before equity in net earnings of affiliated companies	$(172,378)	$(96,105)
Equity/(loss) in net earnings of affiliated companies	4,399	(202,779)

Loss before taxes	$(167,979)	$(298,884)
Income tax benefit/(expense)	3,192	(1,265)

Net loss	$(164,787)	$(300,149)
Less: Net income attributable to the noncontrolling interest	(1,123)	(3,674)

Net loss attributable to Navios Holdings common stockholders	$(165,910)	$(303,823)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2017 and 2016 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2017	2016
FLEET DATA
Available days	23,433	21,908
Operating days	23,359	21,742
Fleet utilization	99.7%	99.2%
Equivalent vessels	64	60
AVERAGE DAILY RESULTS
TCE	$9,705	$8,220

During the year ended December 31, 2017, there were 1,525 more available days as compared to 2016, mainly due to an increase in long-term and short-term charter-in fleet available days by 2,003 days. This increase was partially mitigated by a decrease in available days for owned vessels by 478 days, mainly due to the sale of Navios Ionian and Navios Horizon. Navios Holdings can increase or decrease its fleet’s size by chartering-in vessels for long or short-term periods (less than one year).

The average TCE rate for the year ended December 31, 2017 was $9,705 per day, $1,485 per day higher than the rate achieved in 2016, mainly due to the improved freight market.

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2017 was $250.4 million as compared to $199.5 million for the same period during 2016. The increase in dry bulk revenue was mainly attributable to (i) the increase in TCE per day; and (ii) an increase in available days of our fleet.

Revenue from the logistics business was $212.6 million for the year ended December 31, 2017 as compared to $220.3 million for the year ended December 31, 2016. The decrease of $7.7 million was mainly attributable to (i) a $22.9 million decrease in the barge business, mainly due to the expiration of certain iron ore transportation contracts in the second half of 2016; and (ii) a $4.5 million decrease in the cabotage business mainly attributable to a decrease in the cabotage fleet’s operating days. The overall decrease was partially mitigated by (i) a $17.2 million increase in the port terminal business mainly attributable to the commencement of operations at the new iron ore terminal; and (ii) a $2.5 million increase in sales of products, mainly attributable to an increase in volume and price of the products sold at the Paraguayan liquid port terminal.

Administrative Fee Revenue from Affiliates: Administrative fee revenue from affiliates increased by $1.9 million, or 8.7%, to $23.7 million for the year ended December 31, 2017, as compared to $21.8 million for the year ended December 31, 2016. See general and administrative expenses incurred on behalf of affiliates and general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $38.8 million or 22.2% to $213.9 million for the year ended December 31, 2017, as compared to $175.1 million for the year ended December 31, 2016.

Time charter and voyage expenses from dry bulk operations increased by $34.1 million, or 29.5%, to $149.6 million for the year ended December 31, 2017, as compared to $115.5 million for the year ended December 31, 2016. This was primarily due to (i) an increase in charter-in expenses by $30.5 million, mainly due to an increase in charter-in available days in 2017, as compared to the same period in 2016; and (ii) an increase in port expenses by $4.1 million. The overall increase was partially mitigated by a decrease in other voyage expenses by $0.5 million.

Of the total expenses for the years ended December 31, 2017 and 2016, $64.3 million and $59.6 million, respectively, related to Navios Logistics. The increase of $4.7 million in time charter, voyage and logistics business was mainly due to (i) a $3.2 million increase in cost of products sold mainly attributable to the increase in the volume and price of the products sold at the Paraguayan liquid port terminal; and (ii) a $2.1 million increase in the port terminal business mainly attributable to the commencement of operations in the second quarter of 2017 at the new iron ore terminal. The overall increase was partially mitigated by (i) a $0.4 million decrease in barge business mainly attributable to the reduced number of voyages; and (ii) a $0.2 million decrease in cabotage business mainly attributable to the decrease in the number of operating days of the fleet.

Direct Vessel Expenses: Direct vessel expenses decreased by $10.7 million, or 8.4%, to $116.7 million for the year ended December 31, 2017, as compared to $127.4 million for the year ended December 31, 2016. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $5.2 million, or 10.1%, to $46.2 million for the year ended December 31, 2017, as compared to $51.4 million for the year ended December 31, 2016. This decrease was mainly attributable to (i) a decrease in operating days of the owned vessels mainly due to the sale of the Navios Ionian and the Navios Horizon; (ii) a decrease in crew related costs; (iii) a decrease in insurance costs; and (iv) a decrease in spare expenses.

Of the total amounts of direct vessel expenses for the years ended December 31, 2017 and 2016, $70.5 million and $76.0 million, respectively, related to the logistics business. The decrease of $5.5 million in direct vessel expenses was mainly due to (i) a $4.9 million decrease in barge business mainly attributable to decreased repairs and maintenance and crew costs; and (ii) a $1.6 million decrease in cabotage business mainly attributable to a decrease in the cabotage fleet’s operating days. The overall decrease was partially mitigated by a $1.0 million increase in amortization of deferred drydock and special survey costs of Navios Logistics’ fleet.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $1.9 million, or 8.7%, to $23.7 million for the year ended December 31, 2017, as compared to $21.8 million for the year ended December 31, 2016. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Administrative fee revenue from affiliates	$(23,667)	$(21,799)
General and administrative expenses incurred on behalf of affiliates	23,667	21,799
General and administrative expenses	27,521	25,295

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Dry bulk Vessel Operations	$10,856	$11,001
Logistics Business	16,665	14,294

General and administrative expenses	$27,521	$25,295

The increase in general and administrative expenses by $2.2 million, or 8.7%, to $27.5 million for the year ended December 31, 2017, as compared to $25.3 million for the year ended December 31, 2016, was mainly attributable to a $2.4 million increase in general and administrative expenses of logistics business, partially mitigated by a $0.2 million decrease in other administrative expenses.

Depreciation and Amortization: For the year ended December 31, 2017, depreciation and amortization decreased by $9.7 million to $104.1 million, as compared to $113.8 million for the year ended December 31, 2016.

Depreciation expenses related to dry bulk operations decreased by $0.8 million, or 1.1%, to $73.8 million for the year ended December 31, 2017, as compared to $74.6 million for the year ended December 31, 2016. This decrease was primarily due to the sale of the Navios Ionian and the Navios Horizon. Amortization expenses related to dry bulk operations decreased by $9.2 million, or 72.2%, to $3.4 million for the year ended December 31, 2017, as compared to $12.6 million for the year ended December 31, 2016. This decrease was mainly due to early redelivery of one vessel in the third quarter of 2016, resulting in the subsequent write-off of the related purchase option and the favorable lease balance.

Of the total amount of depreciation and amortization for the year ended December 31, 2017 and 2016, $26.9 million and $26.7 million, respectively, related to Navios Logistics. The increase in depreciation and amortization of the logistics business was mainly due to (i) a $1.7 million increase in the port terminal business mainly due to the commencement of operations at the new iron ore terminal; and (ii) a $0.2 million increase in the cabotage business. The overall increase was partially mitigated by $1.7 million decrease in the barge business mainly due to the accelerated depreciation of certain barges, recorded in 2016.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2017, provision for losses on accounts receivable decreased by $1.0 million to $0.3 million, as compared to $1.3 million for the year ended December 31, 2016. The decrease was mainly attributable to (i) $0.7 million decrease in the provision for losses in the logistics business and (ii) $0.3 million recovery of bad debt provisions in the dry bulk vessel operations.

Interest Income: Interest income increased by $1.9 million to $6.8 million for the year ended December 31, 2017, as compared to $4.9 million for the same period in 2016, mainly due to a $2.5 million increase in interest income of the dry bulk vessel operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners in March 2017. The overall increase was partially mitigated by a $0.6 million decrease in interest income of logistics business mainly due to lower income from short-term deposits.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2017 increased by $8.0 million, or 7.0%, to $121.6 million, as compared to $113.6 million in the same period of 2016. This increase was due to (i) a $3.9 million increase in interest expense and finance cost of the dry bulk vessel operations, mainly attributable to increase in interest expense and finance costs related to the Navios Acquisition Loan, and its full repayment in November 2017; and (ii) a $4.1 million increase in interest expense and finance cost of the logistics business mainly attributable to the increased amount of debt, and the reduced amount of capitalized interest, following the completion of the new iron ore terminal, during the year ended December 31, 2017.

Impairment Losses: During the year ended December 31, 2017, the Company recognized (i) an impairment loss of $32.9 million for one of the Company’s vessels; (ii) an impairment loss of $9.1 million relating to the sale of Navios Ionian which was completed on June 16, 2017; (iii) an impairment loss of $5.1 million relating to the sale of Navios Horizon which was completed on July 2017; and (iv) an impairment loss of $3.4 million relating to a favorable lease term considered as impaired and written off.

Gain on Bond and Debt Extinguishment: During year ended December 31, 2017, the Company refinanced one of its secured credit facilities and a benefit to nominal value of $1.7 million was achieved. During November 2017, the Company refinanced its 2019 Notes resulting in a loss on bond extinguishment of $2.7 million.

Gain on Sale of Assets: Gain on sale of assets amounted to $1.1 million for the year ended December 31, 2017, mainly attributable to the sale of two self-propelled barges of the logistics business.

Other Income: Other income decreased by $12.1 million to $6.1 million for the year ended December 31, 2017, as compared to $18.2 million for the year ended December 31, 2016. The decrease was due to a $14.2 million decrease in other income of dry bulk vessels operations and a $2.1 million increase in other income of the logistics business.

The decrease in other income of the dry bulk vessels operations is mainly due to the early redelivery of a vessel from its charterer in the first quarter of 2016 in exchange for $13.0 million in cash and settlement of outstanding claims payable to the charterer amounting to $1.9 million, partially mitigated by $0.7 million decrease in miscellaneous other income.

The increase in other income of the logistics business is mainly due to (i) a $1.1 million increase in other income of barge business mainly due to the income recorded from an arbitration award; and (ii) a $0.3 million increase in other income, partially mitigated by a $0.7 million decrease in taxes other than income taxes.

Other Expense: Other expense increased by $2.1 million to $13.8 million for the year ended December 31, 2017, as compared to $11.7 million for the year ended December 31, 2016. This increase was due to a $1.2 million increase in other expense of the logistics business and a $0.9 million increase in other expense of dry bulk vessels operations.

The increase in other expense of dry bulk vessels operations is mainly due to a $2.1 million increase in losses from foreign exchange differences, partially mitigated by $1.2 million decrease in other miscellaneous expenses.

The increase in other expense of the logistics business is mainly due to an increase in loss from foreign exchange differences.

Equity/(loss) in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies increased by $207.2 million to $4.4 million income for the year ended December 31, 2017, as compared to $202.8 million loss for the same period in 2016. This increase was mainly due to (i) a $83.6 million OTTI loss relating to the investment in Navios Partners recognized in the fourth quarter of 2016; (ii) a $144.4 million OTTI loss relating to the investment in Navios Acquisition recognized in the fourth quarter of 2016; and (iii) a $20.9 million decrease in equity method income, partially mitigated by a $0.1 million increase in amortization of deferred gain from the vessels of Navios Partners (as more fully described below). The $20.9 million decrease in equity method income was mainly due to a $39.7 million decrease in equity method income from Navios Acquisition, partially mitigated by (i) a $18.5 million increase in equity method income from Navios Partners; (ii) a $0.2 million increase in equity method income from Navios Containers; (iii) a $0.2 million increase in equity method income from Acropolis; and (iv) a $0.1 million increase in equity method income from Navios Europe I and Navios Europe II.

The Company recognizes the gain from the sale of vessels to Navios Partners immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (see also “Item 7.B. Related Party Transactions”).

Income Tax Benefit/ (Expense): Income tax benefit increased by $4.5 million to a $3.2 million benefit for the year ended December 31, 2017, as compared to a $1.3 million loss for the year ended December 31, 2016. The change in income tax was mainly attributable to Navios Logistics due to (i) a $4.2 million increase in tax benefit in barge business mainly due to a reduction of deferred tax liability due to the decrease in future Argentinean income tax rates from 2018 onwards; and (ii) a $0.3 million decrease in income tax expense in cabotage business mainly due to lower pretax profit.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $2.6 million to $1.1 million income for the year ended December 31, 2017, as compared to $3.7 million for the same period in 2016. This decrease was mainly attributable to logistics business net income for the year ended December 31, 2017 compared to the same period in 2016.

For the year ended December 31, 2016 compared to the year ended December 31, 2015

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2016 and 2015, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2016 and 2015.

(In thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue	$419,782	$480,820
Administrative fee revenue from affiliates	21,799	16,177
Time charter, voyage and logistics business expenses	(175,072)	(247,882)
Direct vessel expenses	(127,396)	(128,168)
General and administrative expenses incurred on behalf of affiliates	(21,799)	(16,177)
General and administrative expenses	(25,295)	(34,183)
Depreciation and amortization	(113,825)	(120,310)
Provision for losses on accounts receivable	(1,304)	(59)
Interest income	4,947	2,370
Interest expense and finance cost	(113,639)	(113,151)
Gain on bond and debt extinguishment	29,187	—
Other income	18,175	4,840
Other expense	(11,665)	(34,982)

Loss before equity in net earnings of affiliated companies	$(96,105)	$(190,705)
(Loss)/Equity in net earnings of affiliated companies	(202,779)	61,484

Loss before taxes	$(298,884)	$(129,221)
Income tax (expense)/ benefit	(1,265)	3,154

Net loss	$(300,149)	$(126,067)
Less: Net income attributable to the noncontrolling interest	(3,674)	(8,045)

Net loss attributable to Navios Holdings common stockholders	$(303,823)	$(134,112)

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

Gain on bond and debt extinguishment: During the year ended December 31, 2016, the Company repurchased $58.9 million of the 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off. During October 2016, the Company prepaid one of its secured credit facilities, which had an outstanding balance of $15.3 million, using $13.8 million in cash, thus achieving a $1.5 million benefit to nominal value.

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

The decrease in other expense of dry bulk vessels operations is mainly due to (i) a $18.8 million expense relating to claims under the Navios Partners Guarantee (as defined below) initially recorded in 2015, (ii) a $0.1 million decrease in losses from foreign exchange differences; and (iii) a $1.7 million decrease in other miscellaneous expenses. This decrease was partially mitigated by a $1.4 million decrease in the reclassification to earnings of available-for-sale securities for an “other-than-temporary” impairment during 2016 compared to last year. The decrease in other expense of the logistics business was mainly due to a decrease in taxes other-than-income taxes.

Equity/(loss) in Net Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $264.3 million to $202.8 million loss for the year ended December 31, 2016, as compared to $61.5 million income for the same period in 2015. This decrease was mainly due to (i) a $83.6 million OTTI loss relating to its investment in Navios Partners recognized during the year ended December 31, 2016; (ii) a $144.4 million OTTI loss relating to its investment in Navios Acquisition recognized during the year ended December 31, 2016; (iii) a $35.5 million decrease in equity method income; and (iv) a $0.8 million decrease in amortization of deferred gain from the sale of vessels to Navios Partners (as more fully described below). The $35.5 million decrease in equity method income was mainly due to (i) a $20.7 million decrease in equity method income from Navios Partners; (ii) $13.5 million decrease in equity method income from Navios Acquisition; and (iii) a $1.3 million decrease in equity method income from Navios Europe I and Navios Europe II.

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $212.6 million, or 45.9%, of our revenue, $1.7 million net income of our total net loss, $61.1 million, or 88.8% of our Adjusted EBITDA, $952.6 million, or 36.2%, of our total assets and $588.5 million, or 29.2%, of our total liabilities, in each case, for the year ended and as of December 31, 2017. Our non-guarantor subsidiaries accounted for $220.3 million, or 52.5%, of our revenue, $5.4 million net income of our total net loss, $63.3 million of Adjusted EBITDA, $940.3 million, or 34.2%, of our total assets and $509.0 million, or 26.1%, of our total liabilities for the year ended December 31, 2016. Our non-guarantor subsidiaries accounted for $251.0 million, or 52.2%, of our revenue, $16.2 million, or 12.1%, of our total net loss and $74.4 million, or 66.0%, of Adjusted EBITDA, $871.8 million, or 29.5%, of our total assets and $449.6 million, or 24.3%, of our total liabilities, in each case, for the year ended December 31, 2015.

B. Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, equity contributions from stockholders, issuance of debt and borrowings under bank credit facilities. Main uses of funds have been capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards, repayments of debt and payments of dividends. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use funds to refinance or repurchase its debt in privately negotiated or open transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. Navios Holdings’ cash forecast indicates that it will generate sufficient cash for at least the next 12 months from April 13, 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position. Generally, our sources of funds may be from cash from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs.

See “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information for each of the years ended December 31, 2017, 2016 and 2015.

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Net cash provided by operating activities	$50,784	$36,920	$43,478
Net cash used in investing activities	(42,365)	(150,565)	(36,499)
Net cash (used in)/ provided by financing activities	(16,779)	86,225	(91,123)

Decrease in cash and cash equivalents	(8,360)	(27,420)	(84,144)
Cash and cash equivalents, beginning of year	135,992	163,412	247,556

Cash and cash equivalents, end of year	$127,632	$135,992	$163,412

Cash provided by operating activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash provided by operating activities increased by $13.9 million to $50.8 million for the year ended December 31, 2017, as compared to $36.9 million for the year ended December 31, 2016. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items, which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2017	Year Ended December 31, 2016
Net loss	$(164,787)	$(300,149)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	104,112	113,825
Amortization and write-off of deferred financing costs	6,391	5,653
Amortization of deferred drydock and special survey costs	14,727	13,768
Provision for losses on accounts receivable	269	1,304
Share based compensation	4,296	3,446
Gain on bond and debt extinguishment	(185)	(29,187)
Income tax (benefit)/expense	(3,192)	1,265
Realized holding loss on investments in-available-for-sale-securities	—	345
Impairment losses	50,565	—
Gain on sale of assets	(1,064)	—
Loss/(equity) in affiliates, net of dividends received	4,610	219,417

Net income adjusted for non-cash items	$15,742	$29,687

Accounts receivable, net, decreased by $5.5 million, from $65.8 million at December 31, 2016 to $60.3 million at December 31, 2017. The decrease was primarily due to a $7.2 million decrease in accounts receivable of Navios Logistics, which relates to the $21.5 million cash received in March 2017 following the favorable resolution of the arbitration proceedings in New York (see also “Item 5E. Off-Balance Sheet Arrangements”), partially mitigated by (i) a $1.1 million increase in accounts receivable from charterers and other receivables in dry bulk operations business; and (ii) a $0.6 million increase in accrued voyage income in dry bulk operations business.

Amounts due from/(to) affiliate companies, including current and non-current portion, increased by $67.4 million from $15.3 million payable for the year ended December 31, 2016 to $82.7 million payable for the year ended December 31, 2017. This decrease was due to (a) a $30.0 million net increase in payable of management and administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements; (b) a $3.2 million increase in balances relating to Navios Europe I and Navios Europe II; and (c) a $34.2 million increase in balances following the transfer to Navios Partners, the Company’s rights to the Navios Revolving Loans I and Navios Term Loans I (as defined herein).

Inventories increased by $1.7 million, from $28.5 million at December 31, 2016 to $30.2 million at December 31, 2017. The increase was primarily due to (i) a $1.2 million increase in inventories on board of our dry bulk vessels; and (ii) a $0.5 million increase in inventories of Navios Logistics mainly attributable to an increase in inventories in the liquid port in Paraguay.

Prepaid expenses and other current assets decreased by $1.8 million, from $28.9 million at December 31, 2016 to $27.1 million at December 31, 2017. The increase was primarily due to (i) a $4.5 million decrease in advances for working capital under our pooling arrangements; and (ii) a $3.6 million decrease in prepaid expenses and other current assets of Navios Logistics. This increase was partially mitigated by (i) a $3.2 million increase in claims receivables; (ii) a $1.5 million increase in prepaid voyage and operating costs; (iii) a $1.2 million increase in advances to agents and prepaid taxes; and (iv) a $0.4 million increase in other assets.

Other long-term assets increased by $2.3 million, from $2.6 million at December 31, 2016 to $4.9 million at December 31, 2017. The increase was primarily due to (i) a $2.7 million increase in long-term assets from dry bulk operations mainly due to $2.7 million deposit for option to acquire a vessel under a bareboat contract; and (ii) a $0.2 increase in available-for-sale investments, partially mitigated by $0.6 million decrease in other long-term assets of Navios Logistics.

Accounts payable decreased by $5.8 million, from $85.5 million at December 31, 2016 to $79.7 million at December 31, 2017. The decrease was primarily due to (i) a $7.6 million decrease in accounts payable of Navios Logistics; (ii) a $0.8 million decrease in accounts payable relating to brokers and other accounts payable; (iii) a $0.7 million decrease in accounts payable relating to utilities and other service providers, legal and audit services. The overall decrease was partially mitigated by (i) a $1.4 million increase in port agents payable; (ii) a $1.3 million increase in accounts payable to bunkers, lubricants and other suppliers; and (iv) a $0.6 million increase in accounts payable to headowners.

Accrued expenses and other liabilities increased by $3.2 million to $94.9 million at December 31, 2017 from $91.7 million at December 31, 2016. The increase was primarily due to (i) a $3.7 million increase in accrued payroll and related expenses; (ii) a $2.6 million increase in accrued voyage expenses; (iii) a $2.4 million increase in accrued direct vessel expenses; and (iii) a $2.5 million increase in accrued expenses of Navios Logistics. The overall increase was partially mitigated by (i) a $4.8 million decrease in accrued interest; (ii) a $2.7 million decrease in other accrued expenses and other liabilities; and (iii) a $0.5 million decrease in accrued estimated losses on uncompleted voyages.

Deferred income and cash received in advance increased by $1.8 million to $11.0 million at December 31, 2017 from $9.2 million at December 31, 2016. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The increase was primarily due to (i) a $1.2 million increase in deferred income of Navios Logistics; and (ii) a $0.7 million increase in deferred freight, partially mitigated by a $0.1 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners.

Other long-term liabilities and deferred income remained stable to $43.4 million at December 31, 2017. The movement of the year was primarily due to (i) a $1.5 million increase in other long-term payables; (ii) a $0.2 million related to the Navios Partners Guarantee (as defined below); and (iii) a $0.1 million increase in other long-term liabilities of Navios Logistics. The overall increase was mitigated by a $1.8 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners.

Cash used in investing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Cash used in investing activities was $42.4 million for the year ended December 31, 2017, as compared to $150.6 million for the same period of 2016.

Cash used in investing activities for the year ended December 31, 2017 was the result of: (i) $5.0 million payment for the investment in common shares in Navios Containers; (ii) a $4.5 million loan to Navios Europe I and Navios Europe II; (iii) $2.7 million payment as a deposit for option to acquire a vessel under a bareboat contract; (iv) $2.6 million in payments for the acquisition of general partner units in Navios Partners; (v) $0.4 million in payments in other fixed assets; (vi) $19.0 million in payments for the expansion of Navios Logistics’ dry port terminal; (vii) $14.6 million in payments for the construction of Navios Logistics’ three new pushboats delivered in February 2018, (viii) $6.1 million in payments for the construction of a river and estuary tanker; (ix) $5.5 million in payments for the improvement of barges, pushboats and vessels; (x) $0.7 million in payments for the purchase of other fixed assets; (xi) $0.6 million in payments for the purchase of covers for dry barges; (xii) $11.8 million of proceeds from sale of Navios Ionian and Navios Horizon; (xiii) $7.3 million dividends received from Navios Acquisition; and (xiv) $0.2 million in collections of Navios Logistics’ Note receivable.

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

Cash (used in)/provided by financing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Cash used in financing activities was $16.8 million for the year ended December 31, 2017, as compared to $86.2 million provided by financing activities for the same period of 2016.

Cash used in financing activities for the year ended December 31, 2017 was the result of (i) a $291.1 million repayment related to the refinancing of one of the Company’s secured notes; (ii) $55.1 million related to prepayment of Navios Acquisition loan ; (iii) $25.7 million related to scheduled repayment installments; (iv) $25.3 million payments related to the dividend paid to the noncontrolling shareholders; (v) $15.6 million repayment related to the refinancing of one of the Company’s secured credit facilities; (vi) $12.4 million of payments for the termination of obligations under capital leases; (vii) $7.3 million related to prepayment of indebtedness originally set to mature in the third quarter of 2018; (viii) $3.8 million increase in restricted cash relating to loan repayments and security under certain facilities; and (ix) $0.6 million of fees relating to redemption of preferred stock. This was partially offset by (i) $291.2 million of loan proceeds (net of deferred financing cost and discount of $13.8 million) related to the refinancing of 2019 Notes; (ii) $95.5 million of proceeds from the Term Loan B Facility (net of deferred financing cost and discount of $4.5 million); (iii) $14.7 million of loan proceeds (net of $0.5 million finance fees); (iv) $13.9 million of proceeds from Navios Logistics’ long-term debt (net of deferred financing cost of $0.1 million); (v) $4.1 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, and Navios Term Loans I, to Navios Partners both relating to Navios Europe I; and (vi) $0.7 million of drawdowns under Navios Logistics’ Notes Payable.

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

Cash provided by operating activities for the year ended December 31, 2016 as compared to the year ended December 31, 2015:

Net cash provided by operating activities decreased by $6.6 million to $36.9 million for the year ended December 31, 2016, as compared to $43.5 million for the year ended December 31, 2015. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items, which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2016	Year Ended December 31, 2015
Net loss	$(300,149)	$(126,067)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	113,825	120,310
Amortization and write-off of deferred financing costs	5,653	4,524
Amortization of deferred drydock and special survey costs	13,768	13,340
Provision for losses on accounts receivable	1,304	59
Share based compensation	3,446	5,591
Gain on bond and debt extinguishment	(29,187)	—
Income tax expense/(benefit)	1,265	(3,154)
Realized holding loss on investments in-available-for-sale-securities	345	1,782
Equity/(loss) in affiliates, net of dividends received	219,417	(30,398)

Net income/ (loss) adjusted for non-cash items	$29,687	$(14,013)

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

Amounts due from/(to) affiliate companies, including current and non-current portion, increased by $12.2 million from $3.1 million payable for the year ended December 31, 2015 to $15.3 million payable for the year ended December 31, 2016. This increase was due to (i) a $19.2 million net increase in payable of management and administrative fees, other expenses and reimbursement for drydocking costs; and (ii) a $7.0 million increase in balances relating to Navios Europe I and Navios Europe II.

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

Other long-term assets decreased by $0.9 million, from $3.5 million at December 31, 2015 to $2.6 million at December 31, 2016. The decrease was primarily due to (i) a $0.7 million decrease in long-term assets from dry bulk operations; and (ii) a $0.2 million decrease in other long-term assets of Navios Logistics.

Accounts payable increased by $12.9 million, from $72.6 million at December 31, 2015 to $85.5 million at December 31, 2016. The increase was primarily due to (i) a $13.1 million increase in accounts payable relating to utilities and other service providers and legal and audit services; (ii) a $4.9 million increase in accounts payable to bunkers, lubricants and other suppliers; and (iii) a $3.6 million increase in accounts payable of Navios Logistics. This increase was partially mitigated by (i) a $6.7 million decrease in accounts payable relating to brokers and other accounts payable; (ii) a $1.7 million decrease in accounts payable to headowners; and (iii) a $0.3 million decrease in port agents payable.

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

Other long-term liabilities and deferred income increased by $22.5 million to $43.4 million at December 31, 2016 from $20.9 million at December 31, 2015. The increase was primarily due to (i) a $13.2 million increase in claims submitted under the Navios Partners Guarantee (as defined below); (ii) a $11.0 million increase in payable related to our long-term charter-in fleet; and (iii) a $0.2 million increase in other long-term payables. This increase was partially offset by a $1.9 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners.

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

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

Adjusted EBITDA for the years ended December 31, 2017 and 2016 was $68.8 million and $(62.8) million, respectively. The $131.6 million increase in Adjusted EBITDA was primarily due to (i) a $207.2 million movement in equity in net earnings from affiliated companies following the OTTI loss recognized during 2016; (ii) a $43.2 million increase in revenue; (iii) a $11.6 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iv) a $2.6 million decrease in net income attributable to the noncontrolling interest; (v) a $1.1 million gain on sale of assets; and (vi) a $1.0 million decrease in provision for losses on accounts receivable. This overall increase of $266.7 million was partially mitigated by (i) a $50.6 million impairment losses (ii) a $38.8 million increase in time charter, voyage and logistics business expenses; (iii) a $30.2 million decrease in gain on bond/debt extinguishment; (iv) a $12.1 million decrease in other income; (v) a $2.1 million increase in other expenses; and (vi) a $1.3 million increase in general and administrative expenses (excluding share-based compensation expenses).

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

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings loans

Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 2022 Senior Secured Notes, at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium,. The effect of this transaction was the recognition of a $2.7 million extinguishment loss in the consolidated statements of comprehensive (loss)/income under “(Loss)/gain on bond and debt extinguishment”.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in November 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of December 31, 2017.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. completed the sale of $350.0 million of 2019 Notes. During July, August and October 2016, the Company repurchased $58.9 million of its 2019 Notes for a cash consideration of $30.7 million resulting in a gain on bond extinguishment of $27.7 million, net of deferred fees written-off. On November 21, 2017, Co-Issuers completed the sale of 2022 Senior Secured Notes. The net proceeds of the offering of the 2022 Senior Secured Notes have been used: (i) to repay, in full, the outstanding amount of the 2019 Notes; and (ii) for general corporate purposes.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650.0 million of its 2022 Notes

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in January 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2017.

Secured Credit Facilities

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of one newbuilding Capesize vessel. In December 2017, the Company agreed to extend the last payment date to August 2021. As of December 31, 2017, the outstanding amount under the loan facility was repayable in one quarterly installment of $2.4 million, followed by seven semi-annual equal installments of $1.2 million with a final balloon payment of $6.8 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount under this facility was $17.7 million.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one Panamax vessel. As of December 31, 2017, the facility is repayable in one quarterly installment of $0.7 million, followed by nine semi-annual equal installments of $0.7 million, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14.1 million.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2017, the outstanding amount under the loan facility was repayable in one quarterly installment of $0.7 million after the drawdown date, followed by nine semi-annual equal installments of $0.7 million, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14.5 million.

On December 20, 2013, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two equal tranches, in order to finance the acquisition of two Panamax vessels. The two tranches bear interest at a rate of LIBOR plus 300 basis points. In December 2017, the Company agreed to extend the last payment date to August 2021. The first tranche is repayable in one quarterly installment of $0.6 million, followed by seven equal semi-annual installments of $0.6 million, with a final balloon payment of $2.8 million on the last repayment date. The second tranche is repayable in one quarterly installment of $1.1 million, followed by seven equal semi-annual installments of $0.6 million, with a final balloon payment of $2.8 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount of the loan was $15.2 million.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240.0 million (divided into four tranches of $60.0 million) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53.6 million and $54.5 million, respectively. During October 2016, the Company fully prepaid the third tranche of the facility, which had an outstanding balance of $15.3 million, using $13.8 million of cash, thus achieving a $1.5 million benefit to nominal value. During May 2017, the Company fully repaid the fourth tranche of the facility, which had an outstanding loan balance of $17.3 million, using $15.6 million of cash, thus achieving a $1.7 million benefit to nominal value.

HSH Nordbank Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with HSH Nordbank AG for an amount of up to $15.3 million in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2017, the facility is repayable in 15 quarterly equal installments of $0.4 million, with a final balloon payment of $8.8 million on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14.5 million.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the outstanding debt of an Ultra-Handymax vessel. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30.0 million in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2017, the first tranche is repayable in nine quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date, the second tranche is repayable in ten quarterly installments of $0.3 million, with a final balloon payment of $6.3 million on the last repayment date and the third tranche is repayable in ten quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the total outstanding amount was $50.1 million.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. During 2017, Navios Holdings prepaid the indebtedness originally maturing in the third quarter of 2018 and released from collateral one Panamax vessel. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. As of December 31, 2017, the facility is repayable in 15 quarterly installments of $0.7 million, with a final balloon payment of $7.3 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, one newbuilding Panamax vessel and one newbuilding Capesize vessel were added as collateral to this facility. As of December 31, 2017, the outstanding amount was $18.2 million.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41.0 million, to be drawn in two tranches, to finance the acquisition of one newbuilding Panamax vessel and one newbuilding Capesize vessel. The facility bears interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39.9 million. The first tranche is repayable in one quarterly installment of $0.5 million, followed by 16 quarterly installments of $0.4 million each, and a final balloon payment of $14.8 million on the last payment day. The second tranche is repayable in one quarterly installment of approximately $0.4 million each, followed by 16 quarterly installments of $0.2 million each, and a final balloon payment of $8.8 million on the last payment day. The loan facility also requires compliance with certain covenants. As of December 31, 2017, the outstanding amount was $33.8 million.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31.0 million in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2017, the facility is repayable in 20 quarterly installments of $0.5 million, with a final balloon payment of $16.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount was $25.6 million.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16.1 million in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. The facility is repayable in four quarterly installments of $0.3 million each, followed by 16 quarterly installments of $0.3 million each, with a final balloon payment of $10.7 million payable on the last repayment date. The first instalment will be due 15 months from the loan drawdown date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount was $16.1 million.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time up to a maximum of four quarters (from the current balance sheet date) and/or amended to include net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of December 31, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55.1 million under its secured loan facility of up to $70.0 million with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. See also “Item 7.B Related party transactions”.

Navios Logistics loans

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) completed the sale of $375.0 million in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The effect of this transaction was the recognition of a $27.3 million loss in the consolidated statement of operations under “(Loss)/gain on bond and debt extinguishment”. The 2022 Logistics Senior Notes are unregistered are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

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

As of December 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2017.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2017, Navios Logistics had drawn the total available amount and the outstanding balance of Notes Payable was $31.1 million.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for an amount of $25.0 million, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in 20 quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2017, the outstanding amount of the loan was $23.3 million.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics enter into a $14.0 million term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2017, the outstanding amount of the loan was $13.3 million.

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100.0 million Term Loan B Facility. The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing our cabotage business as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract. The net proceeds of the Term Loan B Facility were used: (i) to finance a $70.0 million dividend of which $44.7 million was paid to Navios Holdings, and was eliminated in the consolidated financial statements, and $25.3 million to its noncontrolling shareholders, (ii) for general corporate purposes and (iii) to pay fees and expenses relating to the Term Loan B Facility.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2017, a balance of $100.0 million was outstanding under the Term Loan B Facility.

Navios Logistics was in compliance with the covenants set forth in the Term Loan B as of December 31, 2017.

Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2017, the outstanding loan balance was $0.3 million ($0.3 million as of December 31, 2016). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

During the year ended December 31, 2017, the Company paid $48.6 million, of which $25.7 million related to scheduled repayment installments for the year 2017, $7.3 million related to prepayments of indebtedness originally maturing the third quarter of 2018, and $15.6 million related to the refinancing of one of its secured credit facilities which had an outstanding balance of $17.3 million, thus achieving a $1.7 million benefit to nominal value.

The annual weighted average interest rates of the Company’s total borrowings were 7.11%, 6.87% and 6.98% for the year ended December 31, 2017, 2016 and 2015, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2017, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2018	$36.0
2019	33.3
2020	71.5
2021	154.8
2022	1,414.7
2023 and thereafter	7.5

Total	$1,717.8

Working Capital Position: On December 31, 2017, Navios Holdings’ current assets totaled $256.1 million, while current liabilities totaled $236.2 million, resulting in a positive working capital position of $19.9 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the next 12 months from April 13, 2018 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through April 13, 2019.

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

Navios Logistics

On February 11, 2014, Navios Logistics entered into an agreement for the construction of three newbuilding pushboats with a purchase price of $7.3 million for each pushboat. As of December 31, 2017, Navios Logistics had paid $30.7 million related to the construction of the new pushboats, which were delivered in February2018.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14.9 million (€12.4 million). As of December 31, 2017, Navios Logistics had paid $6.1 million related to the construction of the tanker vessel. The vessel is expected to be delivered in the second quarter of 2018.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, Navios Logistics had paid $156.8 million related to the iron ore terminal expansion.

On September 4, 2017, Navios Logistics has signed an agreement for the construction of covers for dry barges for a total consideration of $1.1 million. As of December 31, 2017, Navios Logistics had paid $0.6 million.

Refer also to “Item 5F. Contractual Obligations as at December 31, 2017”.

Dividend Policy

In November 2015, due to the prolonged weakness in the dry bulk industry, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue and for the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue.

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

Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule below. As of December 31, 2017, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2017, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2017 and December 31, 2016, the fair value of the claim was estimated at $20.0 million and $19.7 million and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

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

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G American Depositary Shares and Series H American Depositary Shares. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G American Depositary Shares and Series H American Depositary Shares). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has expired.

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

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses, which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21.5 million, including all unpaid invoices, compensation for late payment of invoices, and reimbursement of legal fees incurred. The full amount was received in March 2017.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between Corporacion Navios S.A. and Vale on September 27, 2013, relating to the iron ore port facility currently under construction in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, we may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

As of December 31, 2017, Navios Logistics’ subsidiaries in South America were not contingently liable for claims and penalties towards the local tax authorities. According to the Horamar acquisition agreement, if such cases are brought against us, the amounts involved will be reimbursed by the previous shareholders.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2019.

Refer also to Item 5F. “Contractual Obligation as at December 31, 2017” below.

F. Contractual Obligations as at December 31, 2017:

Payment due by period ($ in millions) (unaudited)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,717.8	$36.0	$104.8	$1,569.5	$7.5
Operating Lease Obligations (Time Charters) for vessels in operation (2)	482.3	119.0	178.7	106.8	77.8
Operating Lease Obligations (Time Charters) for vessels to be delivered	89.3	8.7	40.3	20.9	19.4
Operating Lease Obligations Pushboats and Barges	0.4	0.2	0.2	—	—
Deposit obligations for options to acquire vessels(3)	2.7	2.7	—	—	—
Navios Logistics contractual payments(4)	10.1	10.1	—	—	—
Rent Obligations(5)	4.0	2.0	1.8	0.2	—

Total	$2,306.6	$178.7	$325.8	$1,697.4	$104.7

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.55% to 3.60% per annum. The amount does not include interest costs for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Term Loan B Facility and the Navios Logistics Notes Payable. The expected interest payments are: $128.0 million (less than 1 year), $250.2 million (1-3 years), $160.2 million (3-5 years) and $0.3 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of December 31, 2017, timing of scheduled payments and the term of the debt obligations.

(2)	Approximately 42% of the time charter payments included above is estimated to relate to operational costs for these vessels.

(3)	The table above incorporates the deposits the Company agreed to pay regarding the option to acquire a vessel.

(4)	Represents Navios Logistics’ future remaining contractual payments for the acquisition of three pushboats, which were delivered in February 2018, future remaining contractual payments for the acquisition of covers for dry barges and future remaining contractual payments for the acquisition of an estuary and river tanker. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7.4 million (€6.2 million).

(5)	The table above incorporates the lease obligations of the offices of Navios Holdings and of Navios Logistics. See also Item 4.B. “Business Overview — Facilities.”

Refer to “Item 7.B. Related Party Transactions” for Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of December 31, 2017, the amount undrawn from the Navios Revolving Loans II was $15.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $15.0 million.

Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments” for the two ten-year bareboat contracts agreed in January 2018, not reflected in the table above.

Critical Accounting Policies

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies, and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-based Compensation: In December 2017, the Company authorized the grant of restricted common stock and restricted common units. In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. In December 2015 and 2014, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. In December 2014 and 2013, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency.

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

Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Holdings determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

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

During the fourth quarter of fiscal year 2017, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actuals, assuming an annual increase of 0.3% after 2018 and a utilization rate of 99.2% based on the fleet’s historical performance.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $32.9 million for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to this vessel, presented within the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. The assessment performed for 2016 and 2015 did not indicate a step two was necessary for the Company’s other vessels held and used.

As of December 31, 2017, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 63.3% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2017 of $9,705 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2017):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(24.8%)	(30.6%)	(16.6%)
Ultra-Handymax	(30.1%)	(38.3%)	(25.5%)
Panamax	(33.5%)	(40.2%)	(21.4%)
Capesize	(34.9%)	(48.4%)	(32.0%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 13, 19 and 8 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2017 and 2016, the Company owns and operates a fleet of 38 and 40, respectively, with an aggregate carrying value of $1,295.1 million as of December 31, 2017, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2017 and 2016, the carrying value of 38 and 40 of the Company’s vessels, respectively, (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $591.1 million and $874.5 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2017 and 2016 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions) (1)	Carrying Value (as of December 31, 2017) (in millions) (1)		Carrying Value (as of December 31, 2016) (in millions) (1)
Navios Serenity	2011	$26.8	$21.1	*	$22.2	*
Navios Ionian	2000	—	—		15.4	*
Navios Celestial	2009	34.7	24.1	*	25.5	*
Navios Vector	2002	31.2	18.6	*	20.5	*
Navios Horizon	2001	—	—		12.3	*
Navios Herakles	2001	33.1	14.8	*	16.4	*
Navios Achilles	2001	33.0	15.5	*	17.1	*
Navios Meridian	2002	26.8	13.9	*	13.9	*
Navios Mercator	2002	26.1	13.5	*	13.7	*
Navios Arc	2003	25.5	13.2	*	14.4	*
Navios Hios	2003	35.9	17.4	*	19.0	*
Navios Kypros	2003	36.0	17.4	*	18.9	*
Navios Ulysses	2007	16.5	16.5		52.0	*
Navios Vega	2009	72.7	47.7	*	50.6	*
Navios Astra	2006	23.9	16.9	*	18.1	*
Navios Magellan	2000	30.1	13.4	*	14.8	*
Navios Star	2002	29.4	15.5	*	16.1	*
Navios Asteriks	2005	54.0	30.7	*	33.1	*
Navios Centaurus	2012	37.8	30.2	*	30.9	*
Navios Avior	2012	39.9	32.0	*	32.8	*
Navios Bonavis	2009	121.4	82.7	*	87.4	*
Navios Happiness	2009	122.1	83.3	*	88.0	*
Navios Lumen	2009	113.5	79.2	*	83.6	*
Navios Stellar	2009	95.8	67.6	*	71.2	*
Navios Phoenix	2009	106.8	74.7	*	78.8	*
Navios Antares	2010	116.5	82.0	*	86.4	*
Navios Etoile	2010	66.9	50.3	*	52.7	*
Navios Bonheur	2010	69.6	52.3	*	54.8	*
Navios Altamira	2011	56.2	42.9	*	45.0	*
Navios Azimuth	2011	56.6	43.2	*	45.3	*
Navios Galileo	2006	18.7	14.7	*	15.7	*
Navios Northern Star	2005	17.7	13.8	*	14.8	*
Navios Amitie	2005	17.7	13.9	*	14.9	*
Navios Taurus	2005	17.8	13.7	*	14.7	*
N Amalthia	2006	19.1	15.6	*	15.5	*
N Bonanza	2006	18.8	15.0	*	16.1	*
Navios Gem	2014	54.4	47.8	*	49.6	*
Navios Ray	2012	52.2	46.2	*	47.6	*
Navios Sphera	2016	34.4	32.0	*	33.2	*
Navios Mars	2016	55.5	51.8	*	53.7	*
		$1,845.1	$1,295.1		$1,426.7

(1) All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2017 and 2016, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

Depreciation is computed using the straight line method over the useful life of the vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port terminals	5 to 40 years
Tanker vessels, barges and pushboats	15 to 45 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

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

Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written-off to income in the year the vessel, barge or pushboat is sold.

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

As of December 31, 2017, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying value of its total net assets.

As of December 31, 2017, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56.2 million. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods, which indicated that the fair value exceeded the carrying value of net assets.

As of December 31, 2017, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. Step one of the impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business reporting unit has not been affected by the same volatile industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business have not experienced a significant decline.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method, which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years.

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

The amortizable value of favorable leases would be considered impaired if its carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

Vessel purchase options that are included in favorable leases are not amortized and when the purchase option is exercised, the asset is capitalized as part of the cost of the vessel and depreciated over the remaining useful life of the vessel and if not exercised, the intangible asset is written off. Vessel purchase options that are included in unfavorable lease terms are not amortized and when the purchase option is exercised by the charterer and the underlying vessel is sold, it will be recorded as part of gain/loss on sale of the assets. If the option is not exercised at the expiration date, it is written-off in the consolidated statements of comprehensive (loss)/income.

During the fourth quarter of fiscal year 2017, management concluded that circumstances had changed, which indicated that potential impairment of Navios Holdings’ intangible assets other than goodwill might exist. These indicators included continued volatility in the spot market and the related impact of the current dry bulk sector has on management’s expectations for the future, consistent with those used in its vessel impairment assessment. As of December 31, 2017, the Company performed an assessment, which indicated that the amortizable value of one of its favorable leases would not be recoverable from the future undiscounted cash flows associated with the asset. As a result, the Company recognized an impairment loss of $3.4 million in the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. There were no other impairment losses recognized for the Company’s intangible assets other than goodwill for any of the years ended December 31, 2016 and 2015.

The weighted average amortization periods for intangibles are:

Intangible Assets/Liabilities	Years
Trade name	29.7
Favorable lease terms	7.9
Port terminal operating rights	47.0
Customer relationships	20.0

Investments in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition, Navios Europe I, Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value.

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

As of December 31, 2017, management considers the decline in the market value of its investment in Navios Acquisition to be temporary. However, there is the potential for future impairment changes relative to this security if its respective fair value does not recover and an OTTI analysis indicates such write down is necessary, which may have a material adverse impact on our results of operations in the period recognized. During the year ended December 31, 2017, we did not recognize any impairment loss in earnings.

As of December 31, 2016, the Company considered the decline in fair value of its investment in Navios Partners and Navios Acquisition as “other-than-temporary” and therefore recognized a loss of $228.0 million in the accompanying consolidated statement of comprehensive (loss)/income.

As of June 30, 2016, the Company considered the decline in fair value of the KLC and STX shares as “other-than-temporary” and therefore recognized a loss of $0.3 million out of accumulated other comprehensive income/(loss). The respective loss was included in other (expense)/ income, net in the accompanying consolidated statement of comprehensive (loss)/income. During the third quarter of 2016, the Company sold all KLC and STX securities held.

As of September 30, 2015, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $1.8 million. The respective loss was included in other expense in the accompanying consolidated statement of comprehensive (loss)/income.

Recent Accounting Pronouncements

For a description of Navios Holdings’ recent accounting pronouncements, see Note 2 to the consolidated financial statements, included herein.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above are eligible for the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	52	Chairman of the Board and Chief Executive Officer
George Achniotis	53	Chief Financial Officer
Ted C. Petrone*	62	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	49	Executive Vice President—Legal and Director
Anna Kalathakis	47	Chief Legal Risk Officer
Shunji Sasada*	59	President of Navios Corporation and Director
Leonidas Korres	42	Senior Vice President—Business Development
Efstratios Desypris	43	Chief Financial Controller
Ioannis Karyotis	41	Senior Vice President—Strategic Planning
Erifili Tsironi	43	Senior Vice President – Credit Management
Chris Christopoulos*	40	Senior Vice President of Navios Corporation – Financial Business Development
Spyridon Magoulas	63	Director
John Stratakis	53	Director
Efstathios Loizos	56	Director
George Malanga	59	Director

*	Significant employee

Angeliki Frangou has been our Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March, 2008 the Chairman and Chief Executive Officer of Navios Maritime Midstream Partners L.P. (NYSE: NAP), an affiliated limited partnership since October 2014 and the Chairman and Chief Executive Officer of Navios Maritime Containers Inc. (N-OTC:NMCI), an affiliated corporation since April, 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios Logistics since its inception in December 2007. Previously, Ms. Frangou served as Chairman, Chief Executive Officer and President of International Shipping Enterprises Inc., which acquired Navios Holdings. From 1990 until August 2005, Ms. Frangou was the Chief Executive Officer of Maritime Enterprises Management S.A. and its predecessor company, which specialized in the management of dry cargo vessels. Ms. Frangou is the non-executive Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange. Ms. Frangou is Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited, Vice Chairman of China Classification Society Mediterranean Committee, a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, as well as a member of Greek Committee of Nippon Kaiji Kyokai. Since March 2016, Ms. Frangou is a Member of the DNV GL Greek National Committee. Since May 2014, Ms. Frangou has been a Member of the Board of The Hellenic Mutual War Risks Association (Bermuda) Limited. Since February 2015, Ms. Frangou has been a Member of the Board of the Union of Greek Shipowners. Since October 2015, Ms. Frangou has been a Member of the Board of Trustees of Fairleigh Dickinson University. Since July 2013, Ms. Frangou has been a member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou received a bachelor’s degree in mechanical engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in mechanical engineering from Columbia University.

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

Shunji Sasada became a director of Navios Holdings and President of Navios Corporation in January 2015. Mr. Sasada has also served as a director in Navios Maritime Partners L.P. since August 2007 and as a director in Navios Maritime Midstream Partners L.P. since October 2014. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada is also President of Navimax Corporation, the Ultra Handymax operating subsidiary of the group. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai (Class NK). He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

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

Erifili Tsironi has been our Senior Vice President – Credit Management since October 2014. Ms. Tsironi is also Chief Financial Officer of Navios Maritime Midstream Partners LP. Ms. Tsironi has over 17 years of experience in ship finance. Before joining the Company, she was the Senior Vice President—Global Dry Bulk Sector Coordinator of DVB Bank SE. Ms. Tsironi joined DVB Bank SE in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and an MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Chris Christopoulos has been the Senior Vice President—Financial Business Development of Navios Corporation since joining the Company in April 2017. Mr. Christopoulos is also Chief Financial Officer of Navios Maritime Containers, Inc. Mr. Christopoulos has over 15 years of experience in financial markets and shipping. Before joining us, he was a Director in the investment banking division of Bank of America Merrill Lynch where he led the origination, structuring and execution of advisory and capital markets transactions for companies in the transportation sector. Previously he was part of the transportation investment banking team at Merrill Lynch, and the industrials investment banking team at CIBC World Markets, which he joined in 2004. Mr. Christopoulos received a Bachelor of Arts degree in Economics from Yale University.

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

Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliated companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. Since March 2014, Mr. Loizos serves as the CEO of the affiliated company INTERION S.A., which operates in Bulgaria. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliated company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. He is one of the founders/owners of Facility Plus, which is engaged in the field of property & facility management. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from New York University. Mr. Loizos also serves as Chairman of the Audit Committee and chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 30 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 18 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga is a member of BNY Mellon’s Operating Committee and holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

There are no family relationships between any of our directors, executive officers or significant employees.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $2.2 million for the year ended December 31, 2017. Navios Holdings provides administrative services to Navios Partners, Navios Acquisition, Navios Midstream, Navios Logistics, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings is reimbursed for reasonable costs and expenses, incurred in connection with the provision of these services. In February 2015, the Board of Directors approved the adoption of the Navios Holdings 2015 Equity Incentive Plan, as amended in December 2017 (the “2015 Equity Incentive Plan”) which amendment increased the number of authorized shares available for issuance under such plan. The 2015 Equity Incentive Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On December 15, 2015, December 11, 2016, and December 13, 2017 the Company authorized the granting of restricted share units and share appreciation rights and the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock units, restricted common stock and stock options to its employees, officers and directors, vest over three and four years.

Details of options granted

As of the filing of this Annual Report on Form 20-F, 7,705,995 stock options to purchase the Company’s common stock and 2,500,000 share appreciation rights have been granted of which 5,377,797 have vested, 1,714,268 have expired, 2,526,779 remain unvested and 587,151 have been exercised in total, of which 411,438 at an exercise price of $3.18 per share, 30,595 at an exercise price of $5.87 per share, 63,172 at an exercise price of $5.15 per share, 59,546 at an exercise price of $3.81 per share, and 22,400 at an exercise price of $3.44 per share.

Out of the 7,705,995 stock options granted and 2,500,000 share appreciation rights granted, 288,000 options were granted at an exercise price of $16.75 per share; 571,266 options were granted at an exercise price of $3.18 per share; 405,365 options were granted at an exercise price of $5.87 per share; 954,842 options were granted at an exercise price of $5.15 per share; 1,344,353 options were granted at an exercise price of $3.81 per share; 1,344,357 options were granted at an exercise price of $3.44 per share; 674,809 options were granted at an exercise price of $8.63 per share; 1,123,003 options were granted at an exercise price of $3.64 per share; and 1,000,000 options were granted at an exercise price of $1.20 per share. Total 2,500,000 share appreciation rights were granted at an exercise price of $1.20 per share.

Details of restricted stock and restricted stock units issued

As of the filing of this Annual Report on Form 20-F, 12,014,305 shares of restricted stock and restricted stock units have been granted and 2,540,000 restricted share units have been granted, of which 7,459,277 have vested and in the aggregate 77,715 were forfeited during the years from 2007 until 2017. See Note 12 to the Consolidated Financial Statements, included herein.

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

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In January 2015, Navios Holdings, following the resignation of Ted Petrone, appointed Shunji Sasada to its Board of Directors. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2018. The term of office of the second class of directors, consisting of Shunji Sasada and Spyridon Magoulas will expire in 2019. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2020. No directors are entitled to any benefits upon termination of their term.

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

The board of directors, from time to time, establishes special conflicts committees to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committees determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committees may not be our officers or employees or directors, officers or employees of our affiliates, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements.

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

With respect to shore-side employees, as of December 31, 2017, Navios Holdings and its subsidiaries employed 222 employees in its Piraeus, Greece office, 11 employees in its New York office, seven employees in its Antwerp, Belgium office, three employees in its Monaco office and eight employees in its Singapore office. Navios Logistics employs 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 103 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 203 employees at the port facilities in Uruguay, and 10 employees in the Corumba, Brazil office.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2018, based on 124,709,280 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	39,665,352	30.6%
George Achniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Chris Christopoulos	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than one percent
(1)	The business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)	Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of March 31, 2018, she had purchased approximately $10.0 million in value of common stock.
(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 5,111,991 options, each for one share, vested but not yet exercised.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of March 31, 2018 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	39,665,352	30.6%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 5,111,991 options, each for one share, vested but not yet exercised.

(2)	As disclosed in a 13D Amendment dated March 29, 2018, Ms. Frangou has disclosed that she and her affiliates have pledged 14,511,171 of the shares of common stock disclosed in the table above.

B. Related Party Transactions

Office Rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €0.9 million (approximately $1.1 million) and the lease agreements continue to be effective until either party terminates the agreement or until they expire in 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilizes its affiliate company, Acropolis, as a broker. Navios Holdings has a 50% interest in Acropolis. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2017 and 2016, the carrying amount of the investment was $0.2 million and $0.1 million, respectively. Dividends received for each of the years ended December 31, 2017, 2016 and 2015 were $0.1 million, $0.1 million and $0.5 million, respectively. Commissions charged from Acropolis for the year ended December 31, 2017, were $0 million and commissions charged for the years ended December 31, 2016 and 2015 were $0 and less than $0.1 million, respectively. Included in the trade accounts payable at both December 31, 2017 and 2016 was an amount due to Acropolis of $0.1 million.

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

Total charter hire expense for all vessels for the years ended December 31, 2017, 2016 and 2015 was $0.7 million, $1.7 million and $39.7 million, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014 and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at : (i) $4,000 daily rate per Ultra-Handymax vessel; (ii) $4,100 daily rate per Panamax vessel; (iii) $5,100 daily rate per Capesize vessel; (iv) $6,500 daily rate per container vessel of TEU 6,800; (v) $7,200 daily rate per container vessel of more than TEU 8,000; and (vi) $8,500 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the years ended December 31, 2017, 2016 and 2015, amounted to $62.2 million, $59.2 million and $56.5 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amount due from Navios Partners as of December 31, 2017 amounted to $0 million (December 31, 2016: $11.1 million) and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and reduced the daily rate to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,130 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $95.0 million, $97.9 million and $95.3 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $21.5 million, $20.9 million and $20.4 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $20.8 million, $20.9 million and $17.6 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2017, 2016 and 2015 amounted to $22.1 million, $23.5 million and $9.6 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for 4,250 TEU, 3,450 TEU and 5,500 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the period ended December 31, 2017 amounted to $16.7 million and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2017, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2017 and December 31, 2016, the fair value of the claim was estimated at $20.0 million and $19.7 million, respectively and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $8.4 million, $7.8 million and $6.2 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $9.0 million, $9.4 million and $7.6 million, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for all the years ended December 31, 2017, 2016 and 2015 amounted to $1.0 million, $1.0 million and $0.8 million, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1.2 million, $1.3 million and $0.8 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1.5 million, $1.5 million and $1.0 million, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2017, 2016 and 2015 amounted to $1.8, $1.8 and $0.6 million, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the period ended December 31, 2017, amounted to $1.9 million.

Administrative services under these agreements include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of December 31, 2017 amounted to $8.3 million (December 31, 2016: $8.7 million), and the Long-term payable to Navios Partners amounted to $14.9 million (December 31, 2016: $0 million). Balance due to Navios Acquisition as of December 31, 2017 amounted to $2.8 million (December 31, 2016: $19.4 million), and the Long-term payable to Navios Acquisition amounted to $15.2 million (December 31, 2016: $6.4 million). Balance due to Navios Midstream as of December 31, 2017 amounted to $1.0 million (December 31, 2016: $4.8 million), and the Long-term payable to Navios Midstream amounted to $4.6 million (December 31, 2016: $0 million). Balance due to Navios Containers as of December 31, 2017 amounted to $3.3 million (December 31, 2016: $0 million), and the Long-term payable to Navios Containers amounted to $8.0 million (December 31, 2016: $0 million).

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

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

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliates generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliates to compete with Navios Midstream under specified circumstances.`

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Midstream General Partner, granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2017, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2017 and 2016, the unamortized deferred gain for all vessels and rights sold totaled $10.0 million and $11.8 million, respectively. For the years ended December 31, 2017, 2016 and 2015, Navios Holdings recognized $1.9 million, $1.8 million and $2.6 million of the deferred gain, respectively, in “Equity in net earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017 and March 31, 2017 for the purchase up to a total of 1,313,399 general partnership interests.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70.0 million with Navios Acquisition. This credit facility is secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $0.7 million. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under this credit facility with Navios Acquisition and all collateral was released.

In 2010, Navios Acquisition entered into a $40.0 million credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40.0 million and had a margin of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of December 31, 2017 and 2016, there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2017, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21.0 million from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Balance due from Navios Europe as of December 31, 2017 amounted to $7.2 million (December 31, 2016: $2.4 million), which included the net current amount receivable of $4.0 million (December 31, 2016: $0.2 million) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount of $3.2 million (December 31, 2016: $2.2 million) related to the accrued interest income earned under the Navios Term Loans I.

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017 and 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $11.1 million and $7.1 million respectively, under the caption “Loan receivable from affiliate companies”. As of December 31, 2017, the amount undrawn under the Revolving Loans was $0 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Interest expense and finance cost” over the term of the loans, until 2023, and is included within “Long-term payables to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. As of December 31, 2017, the balance payable to Navios Partners amounted to $34.2 million, including the unamortized premium of $10.4 million.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2017, amounted to $2.4 million (December 31, 2016: $10.5 million), which included the net current payable amount of $1.3 million (December 31, 2016: $8.4 million), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current receivable amount of $3.8 million (December 31, 2016: $2.1 million) related to the accrued interest income earned under the Navios Term Loans II.

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $12.1 million (December 31, 2016: $11.6 million), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of December 31, 2017, the amount undrawn from the Revolving Loans II was $15.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $15.0 million.

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

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G American Depositary Shares and Series H American Depositary Shares. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G American Depositary Shares and Series H American Depositary Shares). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has expired.

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

On April 14, 2016, Navios Holdings and Navios Acquisition announced that the Revolver had been cancelled, and that no borrowings had been made under the Revolver. In June 2016, the parties reached an agreement resolving the plaintiffs’ application for attorneys’ fees and expenses, which was approved by an order of the Court. The litigation was dismissed upon notice of the order being provided to Navios Acquisition’s shareholders via the inclusion of the order as an attachment to a Navios Acquisition Form 6-K and the payment of $0.8 million by Navios Acquisition in satisfaction of the plaintiffs’ request for attorneys’ fees and expenses. A copy of the order was provided as an exhibit to Navios Acquisition’s Form 6-K filed with the Securities and Exchange Commission on June 9, 2016.

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

On April 12, 2018, the closing price of our common stock was $0.74. The quotations listed below reflect high and low market prices, without retail markup, markdown or commission, and may not necessarily represent actual transactions:

(a) For the five most recent full financial years: the annual high and low market prices:

	Common Stock		Series G		Series H
Year Ended	High	Low	High	Low	High	Low
December 31, 2017	$2.26	$0.95	$19.99	$7.34	$18.89	$7.22
December 31, 2016	$2.40	$0.57	$11.68	$2.50	$11.46	$2.37
December 31, 2015	$4.68	$1.13	$26.50	$5.64	$22.45	$5.06
December 31, 2014	$12.12	$3.50	$26.49	$16.47	$25.05	$16.55
December 31, 2013	$11.73	$3.40	$—	$—	$—	$—

(b) For the two most recent full financial years and any subsequent period: the high and low closing prices for each financial quarter:

	Common Stock		Series G		Series H
Quarter Ended	High	Low	High	Low	High	Low
March 31, 2018	$1.48	$0.86	$17.33	$12.18	$17.00	$12.10
December 31, 2017	$1.90	$1.20	$19.99	$13.87	$18.89	$14.14
September 30, 2017	$1.84	$1.10	$17.66	$13.50	$17.14	$13.00
June 30, 2017	$1.99	$0.95	$18.86	$14.30	$18.41	$13.73
March 31, 2017	$2.26	$1.40	$16.09	$7.34	$16.00	$7.22
December 31, 2016	$2.40	$1.00	$10.60	$4.85	$10.29	$4.61
September 30, 2016	$1.42	$0.79	$6.82	$4.03	$6.64	$3.40
June 30, 2016	$1.66	$0.57	$6.03	$2.82	$5.80	$2.76

(c) For the most recent six months: the high and low closing prices for each month:

	Common Stock		Series G		Series H
Month Ended	High	Low	High	Low	High	Low
March 2018	$1.32	$0.86	$15.00	$12.18	$14.74	$12.10
February 2018	$1.37	$1.11	$15.60	$14.40	$15.70	$13.64
January 2018	$1.48	$1.19	$17.33	$15.00	$17.00	$15.00
December 2017	$1.44	$1.20	$16.75	$15.20	$16.50	$14.78
November 2017	$1.87	$1.22	$19.99	$15.60	$18.89	$15.27
October 2017	$1.90	$1.64	$17.48	$13.87	$17.15	$14.14

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

C. Material Contracts

Refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 20 chartered-in vessels, and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

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

Other Tax Jurisdictions

Certain of Navios Holdings’ subsidiaries are incorporated in countries, which impose taxes, such as Belgium, however such taxes are immaterial to Navios Holdings’ operations.

Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes, which have been included in direct vessel expenses in the accompanying consolidated statements of comprehensive (loss)/income.

Certain of the Company’s subsidiaries have registered offices in Greece under Greek Law 27/75 as amended and in force (former law 89/67). These companies are allowed to conduct the specific business activities provided in their license and the provisions of the above legislation. Same law (27/75) provides that these companies are exempted in Greece from any tax, duty, levy, contribution or deduction in respect of income.

In accordance with the currently applicable Greek law, ship owning companies of foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. In case that tonnage tax and/or similar taxes/duties are paid by the shipowning companies to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece by the ship owner. The payment of said duties exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

Navios Logistics subsidiaries are incorporated in countries, which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current and prior periods are measured at the amount expected to be paid to the taxation authorities using a tax rate of 35.0% on the taxable net income. As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate will decrease to 30.0% for the year 2018, and to 25.0% from 2019 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina have to calculate an assets tax (Minimum Presumed Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Minimum Presumed Income Tax. However, if the Minimum Presumed Income Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Minimum Presumed Income Tax that may arise in the next ten fiscal years. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. Under the first option, income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30.0% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

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

The U.S. federal income tax consequences to a beneficial owner of our common stock may vary depending on such beneficial owner’s particular situation or status. This discussion is limited to beneficial owners of our common stock who hold our common stock as capital assets, and it does not address aspects of U.S. federal income taxation that may be relevant to persons who are subject to special treatment under U.S. federal income tax laws, including but not limited to: dealers in securities; banks and other financial institutions; insurance companies; tax-exempt entities, plans or accounts; persons holding our common stock as part of a “hedge,” “straddle” or other risk reduction transaction; partnerships or other pass-through entities (or investors in such entities); U.S. persons whose functional currency is not the U.S. dollar; persons that actually or constructively own 10.0% or more (by voting power or value) of our outstanding stock; U.S. expatriates; persons that are accrual method taxpayers required to accelerate the recognition of any item of gross income for U.S. federal income tax purposes as a result of such income being recognized on an applicable financial statement; and persons subject to alternative minimum tax. The following discussion is for general information purposes only and does not address any U.S. state or local tax matters, any non-U.S. tax matters, or any U.S. federal taxes other than income taxes (such as estate and gift taxes or the Medicare tax on certain investment income).

You are encouraged to consult your own tax advisor regarding the particular U.S. federal, state and local and non-U.S. income and other tax consequences applicable to us and to the purchase, ownership and disposition of our common stock that may be applicable to you.

U.S. Federal Income Taxation of the Company

Taxation of Our Shipping Income

Navios Holdings is incorporated under the laws of the Marshall Islands. Accordingly, we take the position that Navios Holdings is taxed as a foreign corporation by the U.S., and the remainder of this discussion assumes the correctness of this position. If Navios Holdings were taxed as a U.S. corporation, it could be subject to substantially greater U.S. federal income tax than contemplated below. See “Risk Factors—Tax Risks— Navios Maritime Holdings Inc. may be taxed as a U.S. corporation.”

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is subject to a 4.0% U.S. federal income tax in respect of its U.S.-source gross shipping income (without allowance for deductions). For this purpose, U.S.-source gross shipping income includes 50.0% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the U.S.. Shipping income attributable to transportation that both begins and ends in the U.S. is considered to be 100.0% U.S.-source. Shipping income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% non-U.S. source and generally is not subject to U.S. federal income tax. “Shipping income” means income that is derived from the use of vessels, the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or the performance of services directly related to these uses.

Under Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation will be exempt from U.S. federal income tax on its U.S.-source shipping income if the following three requirements are satisfied:

•	It is organized in a jurisdiction outside the United States that grants an “equivalent exemption” from tax to corporations organized in the United States with respect to the types of U.S.-source shipping income that we earn;

•	Either (i) its stock is “primarily traded” and “regularly traded” on an “established securities market” in the United States, in its country of organization, or in another country that grants an “equivalent exemption” to U.S. corporations or (ii) more than 50.0% of the value of its stock is owned, directly or indirectly, by (a) individuals who are “residents” of foreign countries that grants an “equivalent exemption,” (b) non-U.S. corporations organized in foreign countries that grant an “equivalent exemption” and that meet the test described in (i), and/or (c) certain other qualified shareholders described in the Treasury Regulations promulgated under Section 883; and

•	It meets certain substantiation and reporting requirements.

We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock continues to be listed on the NYSE and represents more than 50.0% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50.0% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5.0% or more of the vote and value of our common stock. However, no assurance can be given that we will satisfy these requirements or qualify for this exemption.

If we or our subsidiaries are not entitled to this exemption under Section 883 for any taxable year, we or our subsidiaries would be subject for those years to the 4.0% U.S. federal income tax on our gross U.S.-source shipping income described above, subject to the discussion of “effectively connected” income below. We expect that no more than a small portion of our gross shipping income would be treated as U.S.-source and we expect that the effective rate of U.S. federal income tax on our gross shipping income would be significantly below 1.0%.

To the extent exemption under Section 883 is unavailable, our U.S.-source gross shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business (net of applicable deductions) would be subject to the U.S. federal corporate income tax currently imposed at rates of up to 21.0%, but would not be subject to the 4% tax discussed above. In addition, we may be subject to the 30.0% U.S. “branch profits” tax on any earnings and profits effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid that is attributable to the conduct of such U.S. trade or business.

Our U.S.-source shipping income attributable to time or voyage charters (which currently represent, and are expected to continue to represent, substantially all of our shipping income) would be considered “effectively connected” with the conduct of a U.S. trade or business only if:

•	we had, or were considered to have, a fixed place of business in the U.S. involved in the earning of such shipping income; and

•	Substantially all of our U.S.-source shipping were attributable to regularly scheduled transportation.

We do not have, or intend to have or permit circumstances that would result in us having, such a fixed place of business in the U.S. or any vessel sailing to or from the U.S. on a regularly scheduled basis. Based on the foregoing and on the expected mode of our shipping operations and activities, we believe that none of our U.S.-source shipping income will be “effectively connected” with the conduct of a U.S. trade or business.

In addition, income attributable to transportation that both begins and ends in the U.S. is not subject to the tax rules described above. Such income is subject to either a 30.0% gross-basis tax or to U.S. federal corporate income tax on net income at rates of up to 21.0% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

Taxation of Gain on Our Sale of Vessels

On the sale of a vessel that has produced “effectively connected” income (as discussed above), we could be subject to net basis U.S. federal corporate income tax as well as branch profits tax with respect to the gain recognized up to the amount of certain prior deductions for depreciation that reduced effectively connected income. Otherwise, we should not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the U.S. (as determined under U.S. tax principles) and the gain is not attributable to an office or other fixed place of business maintained by us in the U.S. under U.S. federal income tax principles.

Taxation of U.S. Holders of our Common Stock

The following discussion is limited to persons that are “U.S. holders” of our common stock. For purposes of this discussion, a “U.S. holder” is a beneficial owner of our common stock that is:

•	an individual U.S. citizen or resident (as determined for U.S. federal income tax purposes);

•	a corporation (or other entity that is classified as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S. or any of its political subdivisions;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if a court within the U.S. is able to exercise primary supervision over the administration of the trust and one or more U.S. persons (as determined for U.S. federal income tax purposes) have the authority to control all substantial decisions of that trust, or if the trust has validly elected to be treated as a U.S. trust.

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

If you are an individual, trust or estate, dividends you receive from us should be treated as “qualified dividend income,” provided that: (i) our common stock is readily tradable on an established securities market in the U.S., which we expect to be the case, provided that our common stock continues to be listed on the NYSE; (ii) we are not a “passive foreign investment company” for the taxable year during which the dividend is paid or the immediately preceding taxable year (see the discussion below under “—Passive Foreign Investment Company Status”); (iii) you have owned our common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend (and have not entered into certain risk limiting transactions with respect to such common stock); (iv) you are not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) you do not treat the dividends as “investment income” for purposes of the investment interest deduction.

Qualified dividend income is taxed at the preferential rates applicable to long-term capital gain, depending on the income level of the taxpayer. Dividends you receive from us that are not eligible for the preferential rates will be taxed at the ordinary income rates.

Special rules may apply to any amounts received in respect of our common stock that are treated as “extraordinary dividends.” Generally, an extraordinary dividend is a dividend with respect to a share of our common stock in an amount that is equal to or in excess of 10.0% of your adjusted tax basis (or fair market value in certain circumstances) in such share of common stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20.0% of your adjusted tax basis (or fair market value in certain circumstances). If we pay an extraordinary dividend on any shares of our common stock that is treated as “qualified dividend income,” and you are an individual, estate or trust, then any loss you derive from a subsequent sale or exchange of such shares of our common stock will be treated as long-term capital loss to the extent of such dividend.

Sale, Exchange or Other Disposition of Common Stock

Provided that we are not a passive foreign investment company for any taxable year during which you hold our common stock, you generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference, if any, between the amount realized by you from such sale, exchange or other disposition and your tax basis in such common stock. Any such gain or loss will be treated as long-term capital gain or loss if your holding period is greater than one year at the time of the sale, exchange or other disposition. Any such capital gain or loss will generally be treated as U.S. source income or loss, as applicable, for U.S. foreign tax credit purposes. If you are an individual, trust or estate, your long-term capital gains are currently subject to tax at preferential rates. Your ability to deduct capital losses against ordinary income is subject to limitations.

Passive Foreign Investment Company Status

Special U.S. federal income tax rules apply to you if you hold stock in a non-U.S. corporation that is classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. In general, we will be a PFIC for any taxable year in which, after applying certain look-through rules, either:

•	at least 75.0% of our gross income for such taxable year consists of “passive income” (e.g., dividends, interest, capital gains and rents derived other than in the active conduct of a rental business); or

•	at least 50.0% of the quarterly average value of our assets during such taxable year consists of “passive assets” (i.e., assets that produce, or are held for the production of, passive income).

For purposes of determining whether we are a PFIC, we will be treated as earning and owning our proportionate share of the income and assets, respectively, of any of our subsidiary corporations in which we own at least 25.0% of the value of the subsidiary’s stock. Income we earn, or are deemed to earn, in connection with the performance of services will not constitute passive income. By contrast, rental income will generally constitute passive income (unless we are treated under certain special rules as deriving our rental income in the active conduct of a trade or business).

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2017 or for subsequent taxable years. However, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

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

Taxation of U.S. Holders That Make No Election

Finally, if we were treated as a PFIC for any taxable year during which you actually or constructively own our common stock, and you do not make either a QEF Election or a “mark-to-market” election for that year, you would be subject to special rules with respect to (a) any excess distribution (that is, the portion of any distributions you receive on our common stock in a taxable year in excess of 125.0% of the average annual distributions you received in the three preceding taxable years, or, if shorter, your holding period for our common stock) and (b) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules: (i) the excess distribution or gain would be allocated ratably over your aggregate holding period for our common stock (ii) the amount allocated to the current taxable year would be taxed as ordinary income; (iii) the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and (iv) an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

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

Taxation of Non-U.S. Holders

You are a “non-U.S. holder” if you are a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) and you are not a U.S. holder.

Distributions on Our Common Stock

You generally will not be subject to U.S. federal income or withholding taxes on a distribution with respect to our common stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the U.S.. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the U.S. only if it is attributable to a permanent establishment maintained by you in the U.S..

Sale, Exchange or Other Disposition of Our Common Stock

You generally will not be subject to U.S. federal income tax or withholding tax on any gain realized upon the sale, exchange or other disposition of our common stock, unless:

•	the gain is effectively connected with your conduct of a trade or business in the U.S. (and, if you are entitled to the benefits of an applicable income tax treaty with respect to that gain, that gain is attributable to a permanent establishment maintained by you in the U.S.); or

•	you are an individual who is present in the U.S. for 183 days or more during the taxable year of disposition and certain other conditions are met.

Gain that is effectively connected with your conduct of a trade or business in the U.S. (or so treated) generally will be subject to U.S. federal income tax, net of certain deductions, at regular U.S. federal income tax rates. If you are a corporate non-U.S. holder, your earnings and profits that are attributable to the effectively connected income (subject to certain adjustments) may be subject to an additional U.S. branch profits tax at a rate of 30.0% (or such lower rate as may be specified by an applicable income tax treaty).

Gain described in clause the second bullet point above (net of certain U.S.-source losses) will be taxed at a flat rate of 30.0% (or such lower rate as may be specified by an applicable tax treaty).

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

Interest Rate Risk:

Debt Instruments — On December 31, 2017 and 2016, Navios Holdings had a total of $1,717.8 million and $1,675.4 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes and two Navios Logistics’ loans discussed in “Item 5.B Liquidity and Capital Resources” that bear interest at a fixed rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of December 31, 2017, the outstanding amount of the Company’s floating rate loan facilities was $287.5 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, and two Navios Logistics’ loans is fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2017 was $1,283.7 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2017, by $3.0 million.

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

There are no swap agreements as of December 31, 2017 and 2016.

FFAs Derivative Risk:

FFAs — Navios Holdings may enter into dry bulk shipping FFAs as economic hedges relating to identifiable ship and/or cargo positions and as economic hedges of transactions that Navios Holdings expects to carry out in the normal course of its shipping business. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counterparties to perform in accordance with the terms of their contracts. The Company records all of its derivative financial instruments and hedges as economic hedges. Currently, Navios Holdings holds no FFA contracts.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on the Company’s Series G and Series H. On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%. As of the date of this Annual Report, the Company has reached eight quarterly dividend payments in arrears relating to its Series G and Series H.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2017. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2017.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Navios Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Navios Holdings’ internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S..

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2017. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2017, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2017 and 2016 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2017 and 2016 were $1.6 million and $1.4 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2017 and 2016.

Tax Fees

There were no tax fees billed in 2017 and 2016.

All Other Fees

There were no other fees billed in 2017 and 2016.

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

Item 16F. Changes in Registrant’s Certifying Accountant

Not applicable.

Item  16G. Corporate Governance

Pursuant to an exception for foreign private issuers, we are not required to comply with the corporate governance practices followed by U.S. companies under the NYSE listing standards. However, we have voluntarily adopted all of the NYSE required practices, except that, as permitted under Marshall Islands law, we do not need or intend to obtain prior shareholder approval to adopt or re-use equity compensation plans, including our 2015 Equity Incentive Plan.

Item 16H. Mine Safety disclosures

Not applicable.

PART III

Item  17. Financial Statements

See Item 18.

Item 18. Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-62 and are filed as part of this annual report.

Separate consolidated financial statements and notes thereto for Navios Acquisition for each of the years ended December 31, 2017, 2016 and 2015 are being provided as a result of Navios Acquisition meeting a significance test for the year ended December 31, 2015 pursuant to Rule 3-09 of Regulation S-X and, accordingly, the financial statements of Navios Acquisition for the year ended December 31, 2017 are required to be filed as part of this Annual Report on Form 20-F. See Exhibit 15.3 for Navios Acquisition to this Annual Report on Form 20-F.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.2	Bylaws of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

2.1	Specimen Unit Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.3	Stockholders Rights Agreement, dated as of October 6, 2008, between Navios Maritime Holdings Inc. and Continental Stock Transfer and Trust Company (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.4	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.5	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.6	Form of $20.0 million 6% Bond Due 2012 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 5, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.8	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.9	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.10	Certificate of Designation, Preferences and Rights of Series E Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

2.11	Certificate of Designation, Preferences and Rights of Series F Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 22, 2010).

2.12	Registration Rights Agreement, dated as of July 10, 2012, among Navios Maritime Holdings Inc., Navios Maritime Finance (US) Inc. and Morgan Stanley & Co. LLC, J.P. Morgan Securities LLC, S. Goldman Capital LLC, Commerz Markets LLC, DVB Capital Markets LLC, DNB Markets, Inc. and ABN AMRO Securities (USA) LLC (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on July 18, 2012).

2.13	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.13.1	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.13.2	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.13.3	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.13.4	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.14	Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November 21, 2017, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on November 21, 2017).

2.15	Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.16	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.17	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.18	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.19	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.20	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

4.1	2006 Employee, Director and Consultant Stock Plan (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 16, 2007).

4.2	Financial Agreement relating to a loan facility of up to $70.0 million, dated as of March 31, 2008, between Nauticler S.A. and Marfin Egnatia Bank, S.A. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on June 13, 2008).

4.3	Facility Agreement for a loan amount up to $133.0 million, dated as of June 24, 2008, by and between Shikhar Ventures S.A., Sizzling Ventures Inc. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on July 14, 2008).

4.4	Third Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 for a loan facility of up to $280.0 million and a revolving credit facility of up to $120.0 million, dated March 23, 2009, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 99.4 to the Registrant’s Form 6-K, filed on May 18, 2009).

4.5	Amendment to Share Purchase Agreement, dated June 29, 2009, by and between Anemos Maritime Holdings Inc. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.6	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.7	Facility Agreement for a $240.0 million term loan facility, dated June 24, 2009, by and between Floral Marine Ltd., Nostos Shipmanagement Corp., Pandora Marine Inc., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.8	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $154.0 million, dated July 10, 2009, among Chilali Corp., Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on August 5, 2009).

4.9	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $130.0 million, dated August 28, 2009, between Chilali Corp, Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.10	Facility Agreement in respect of a loan of up to $75.0 million, dated August 28, 2009, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.11	Loan Agreement relating to a revolving credit facility of up to $110.0 million, dated October 23, 2009, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on November 10, 2009).

4.12	Facility Agreement for a $150.0 million term loan facility, dated as of April 7, 2010, by and between Amorgos Shipping Corporation, Andros Shipping Corporation, Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation, Mytilene Shipping Corporation, Deutsche Schiffsbank AG, Alpha Bank AE and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.13	Facility Agreement for a $75.0 million term loan facility, dated as of April 8, 2010, by and between Sifnos Corporation, Skiathos Shipping Corporation, Syros Shipping Corporation, Fortis Bank and DVB Bank SE (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.14	Fourth Supplemental Facility Agreement in relation to a term loan of $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of January 8, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.15	Fifth Supplemental Agreement in relation to a Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated as of April 28, 2010, by and between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on May 18, 2010).

4.16	Facility Agreement for a $40.0 million term loan facility, dated as of August 20, 2010, by and between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on September 1, 2010).

4.17	Loan Agreement for a loan up to $40.0 million, dated as of September 7, 2010, by and between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.18	Facility Agreement in respect of a loan of up to $40.0 million, dated as of September 30, 2010, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.19	Amended and Restated Loan Agreement relating to a facility of up to $120.0 million, by and between Portorosa Marine Corp., Floral Maritime Ltd., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

4.20	Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 for a term loan facility of up to $240.0 million, dated January 28, 2011, between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.21	Supplemental Agreement relating to the Facility Agreement dated as of September 30, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.22	Supplemental Agreement relating to the Facility Agreement dated as of December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated January 28, 2011, between Rumer Holding Ld. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.23	Supplemental Agreement relating to the Facility Agreement dated as of August 28, 2009 (as amended) for a term loan facility of up to $75.0 million, dated January 28, 2011, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.24	Supplemental Agreement relating to the Amended and Restated Loan Agreement dated as of October 27, 2010 in respect of a loan facility of up to $120.0 million, dated January 28, 2011, between Portorosa Marine Corp., Floral Marine Ltd., the banks and financial institutions listed thereto and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.25	Supplemental Agreement in relation to the Loan Agreement dated as of October 23, 2009 (as amended) for a revolving credit facility of up to $110.0 million, dated January 28, 2011, between Navios Shipmanagement Inc. and Marfin Egnatia Bank S.A. (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.26	Sixth Supplemental Agreement in relation to the Facility Agreement dated February 1, 2007 (as amended) for a term loan facility of up to $280.0 million and a reducing revolving credit facility of up to $120.0 million, dated January 28, 2011, between Navios Maritime Holdings Inc., Commerzbank AG and HSH Nordbank AG (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.27	Supplemental Agreement in relation to the Facility Agreement dated as of August 20, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Faith Marine Ltd. and DnB NOR Bank ASA (Incorporated by reference to Exhibit 10.8 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.28	Supplemental Agreement No. 2 relating to a Loan Agreement dated October 23, 2009 (as amended) in respect of a revolving credit facility of up to $110.0 million, dated May 6, 2011, between Marfin Popular Bank Public Co Ltd, Navios Shipmanagement Inc., Navios Maritime Holdings Inc. and Astra Maritime Corporation (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.29	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.30	Letter of Amendment No. 1 to the Loan Agreement dated September 7, 2010, dated October 21, 2010, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.31	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.32	Letter Agreement No. 2 to the Loan Agreement dated September 7, 2010, dated November 8, 2011, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 28, 2011).

4.33	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.34	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.35	Facility agreement for a $42.0 million term loan facility, dated March 23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.36	Fifth Supplemental Agreement relating to the Loan Agreement dated December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated March 28, 2012, between Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.37	Second Supplemental Agreement relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 30, 2012, between Notros Shipmanagement Corp., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.38	Facility Agreement for a $40.0 million term loan facility, dated September 19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.39	Facility Agreement for a $22.5 million term loan facility, dated December 20, 2013, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.40	Loan Agreement, dated December 13, 2013, between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc. and Navios Holdings Europe Finance Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.41	Facility Agreement for a $65.5 million term loan facility, dated June 27, 2014, between Astra Maritime Corporation, Emery Shipping Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 23, 2014).

4.42	Loan Agreement in respect of a loan of up to $31.0 million, dated November 6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

4.43	Fourth Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 31, 2015 between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 14, 2015).

4.44	Facility Agreement for a $41.0 million term loan facility, dated January 5, 2016, Triangle Shipping Corporation, Esmeralda Shipping Corporation, Navios Maritime Holdings Inc. and DVB Bank SE. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.45	Third Supplemental Agreement related to the Facility Agreement (as amended) dated December 20, 2013 for a $22.5 million term loan facility, dated December 30, 2015, between Iris Shipping Corporation, Jasmine Shipping Corporation and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.46	Loan Agreement for a Revolving Loan Facility of up to $50.0 million, dated as of March 9, 2016, between Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on March 9, 2016).

4.47	Termination of Loan Agreement, dated as of April 14, 2016, among Navios Maritime Holdings Inc. and Navios Maritime Acquisition Corporation (Incorporated by reference to Exhibit 4.47 to the Registrant’s Form 20-F, filed on April 25, 2016).

4.48	Loan Agreement for a Loan of up to $16.125 million, dated as of November 3, 2016, by and between Nostos Shipmanagement Corp. and Alpha Bank A.E (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 1, 2016).

4.49	Facility Agreement relating to a facility of up to $18,253,968.25, dated December 21, 2017, between Kleimar NV. and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 17, 2018).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

15.2	Consent of PricewaterhouseCoopers S.A.

15.3	Financial Statements of Navios Maritime Acquisition Corporation for the year ended December 31, 2017.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2017 and 2016; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2017, 2016 and 2015; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2017, 2016 and 2015; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2017, 2016 and 2015; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: April 13, 2018

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navios Maritime Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of comprehensive (loss)/ income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting, appearing under item 15 (b) of the Company’s 2017 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 13, 2018

We have served as the Company’s (or its predecessor) auditor since 2002.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	3, 11	$127,632	$135,992
Restricted cash	10, 11	6,558	5,386
Accounts receivable, net	4	60,331	65,829
Due from affiliate companies	15	4,002	8,548
Inventories		30,170	28,489
Prepaid expenses and other current assets	5	27,383	28,896

Total current assets		256,076	273,140

Deposits for vessels, port terminals and other fixed assets	6	36,849	136,891
Vessels, port terminals and other fixed assets, net	6	1,809,225	1,821,101
Deferred dry dock and special survey costs, net		32,945	37,781
Loan receivable from affiliate companies	11, 15	30,112	23,008
Long-term receivable from affiliate companies	11, 15	—	11,105
Investments in affiliates	8	183,160	160,071
Other long-term assets	11, 13, 8	4,856	2,647
Intangible assets other than goodwill	7	116,422	126,815
Goodwill	2, 18	160,336	160,336

Total non-current assets		2,373,905	2,479,755

Total assets		$2,629,981	$2,752,895

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$79,671	$85,538
Accrued expenses and other liabilities	7, 9, 15	94,859	91,749
Deferred income and cash received in advance	15	11,030	9,183
Due to affiliate companies	15	16,749	32,847
Current portion of capital lease obligations	6, 11	—	2,639
Current portion of long-term debt, net	10, 11	33,885	29,827

Total current liabilities		236,194	251,783

Senior and ship mortgage notes, net	10, 11	1,301,999	1,296,537
Long-term debt, net of current portion	10, 11	346,604	274,855
Capital lease obligations, net of current portion	6, 11	—	14,978
Other long-term liabilities and deferred income	15	43,382	43,388
Loan payable to affiliate company	10, 11	—	49,876
Long-term payable to affiliate companies	15	76,872	6,399
Deferred tax liability	20	7,766	11,526

Total non-current liabilities		1,776,623	1,697,559

Total liabilities		2,012,817	1,949,342

Commitments and contingencies	13	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 46,302 and 49,504 issued and outstanding as of December 31, 2017 and 2016, respectively.	16	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 120,386,472 and 117,131,407 issued and outstanding as of December 31, 2017 and 2016, respectively.	16	12	12
Additional paid-in capital		682,105	678,531
Accumulated other comprehensive income		2	—
Accumulated deficit		(166,021)	(256)

Total Navios Holdings stockholders’ equity		516,098	678,287

Noncontrolling interest		101,066	125,266

Total stockholders’ equity		617,164	803,553

Total liabilities and stockholders’ equity		$2,629,981	$2,752,895

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Revenue	18	$463,049	$419,782	$480,820
Administrative fee revenue from affiliates	15, 18	23,667	21,799	16,177
Time charter, voyage and logistics business expenses	15	(213,929)	(175,072)	(247,882)
Direct vessel expenses	15	(116,713)	(127,396)	(128,168)
General and administrative expenses incurred on behalf of affiliates	15	(23,667)	(21,799)	(16,177)
General and administrative expenses		(27,521)	(25,295)	(34,183)
Depreciation and amortization	6, 7, 18	(104,112)	(113,825)	(120,310)
Provision for losses on accounts receivable	4	(269)	(1,304)	(59)
Interest income	15, 18	6,831	4,947	2,370
Interest expense and finance cost	17, 18	(121,611)	(113,639)	(113,151)
Impairment losses	6	(50,565)	—	—
(Loss)/gain on bond and debt extinguishment	10	(981)	29,187	—
Gain on sale of assets	6	1,064	—	—
Other income	21	6,140	18,175	4,840
Other expense	8, 21	(13,761)	(11,665)	(34,982)

Loss before equity in net earnings of affiliated companies		$(172,378)	$(96,105)	$(190,705)
Equity/(loss) in net earnings of affiliated companies	8, 15, 18	4,399	(202,779)	61,484

Loss before taxes		$(167,979)	$(298,884)	$(129,221)
Income tax benefit/(expense)	20	3,192	(1,265)	3,154

Net loss		$(164,787)	$(300,149)	$(126,067)
Less: Net income attributable to the noncontrolling interest		(1,123)	(3,674)	(8,045)

Net loss attributable to Navios Holdings common stockholders		$(165,910)	$(303,823)	$(134,112)

Loss attributable to Navios Holdings common stockholders, basic and diluted	19	$(175,298)	$(273,105)	$(150,314)

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(1.50)	$(2.54)	$(1.42)

Weighted average number of shares, basic and diluted	19	116,673,459	107,366,783	105,896,235

Other comprehensive income/(loss)
Unrealized holding gain/(loss) on investments in-available-for-sale securities	8	2	100	(1,649)
Reclassification to earnings	8	—	345	1,782

Total other comprehensive income		$2	$445	$133

Total comprehensive loss		(164,785)	(299,704)	(125,934)
Comprehensive income attributable to noncontrolling interest		$(1,123)	$(3,674)	$(8,045)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(165,908)	$(303,378)	$(133,979)

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
OPERATING ACTIVITIES:
Net loss		$(164,787)	$(300,149)	$(126,067)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	6, 7	104,112	113,825	120,310
Amortization and write-off of deferred financing costs	17	6,391	5,653	4,524
Amortization of deferred drydock and special survey costs		14,727	13,768	13,340
Provision for losses on accounts receivable	4	269	1,304	59
Share based compensation	12	4,296	3,446	5,591
Gain on bond and debt extinguishment	10	(185)	(29,187)	—
Income tax (benefit)/expense	20	(3,192)	1,265	(3,154)
Realized holding loss on investments in-available-for-sale-securities	8	—	345	1,782
Loss/(equity) in affiliates, net of dividends received	8, 15	4,610	219,417	(30,398)
Gain on sale of assets	6	(1,064)	—	—
Impairment losses	6	50,565	—	—
Changes in operating assets and liabilities:
Decrease/(increase) in restricted cash		2,666	(2,906)	198
Decrease/(increase) in accounts receivable		5,293	(2,350)	20,588
(Increase)/decrease in inventories		(1,681)	(4,046)	8,079
Decrease /(increase) in prepaid expenses and other assets		3,123	(4,313)	375
Decrease/(increase) in due from affiliate companies		15,651	(6,984)	13,802
(Decrease)/increase in accounts payable		(7,392)	7,209	17,606
Increase/ (decrease) in accrued expenses and other liabilities		2,422	(9,159)	3,104
Increase in due to affiliate companies		23,980	22,694	14,142
Increase/(decrease) in deferred income and cash received in advance		1,847	(4,309)	1,046
(Decrease)/increase in other long-term liabilities and deferred income		(43)	22,493	3,391
Payments for drydock and special survey costs		(10,824)	(11,096)	(24,840)

Net cash provided by operating activities		$50,784	$36,920	$43,478

INVESTING ACTIVITIES:
Loan to affiliate company	15	(4,461)	(4,275)	(7,327)
Decrease in long-term receivable from affiliate companies	15	—	—	10,351
Dividends from affiliate companies	8	7,298	—	18,244
Deposits for vessels, port terminals and other fixed assets	6	(36,589)	(86,911)	(26,713)
Proceeds from lease receivable		200	—	—
Proceeds from sale of asset	6	11,828	—	—
Acquisition of investments in affiliates	8	(7,638)	—	(22,846)
Acquisition of vessels	6	—	(60,115)	—
Purchase of property, equipment and other fixed assets	6	(10,279)	(4,567)	(8,208)
Disposal of available-for-sale securities	8	—	5,303	—
Deposit for option to acquire vessel	13	(2,724)	—	—

Net cash used in investing activities		$(42,365)	$(150,565)	$(36,499)

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
FINANCING ACTIVITIES:
Repurchase of preferred stock	16	$(571)	$(9,323)	$—
(Repayment of)/proceeds from loan payable to affiliate company	15	(55,132)	50,000	—
Proceeds from transfer of rights to affiliate company	8, 15	4,050	—	—
Proceeds from long-term loans	10	125,495	116,331	—
Proceeds from issuance of senior and ship mortgage notes net of discount and debt issuance costs	10	291,218	—	—
Repayment of long-term debt and payment of principal	10	(48,600)	(40,737)	(36,056)
Repayment/repurchase of senior notes	10	(291,094)	(30,671)	—
Payments of obligations under capital leases	6	(12,374)	(3,032)	(1,501)
Debt issuance costs		(609)	(2,844)	(50)
(Increase)/ decrease in restricted cash		(3,839)	11,000	(11,114)
Payment for acquisition of intangible asset	7	—	—	(6,800)
Acquisition of treasury stock	16	—	(818)	(252)
Dividends paid to noncontrolling shareholders		(25,323)	—	—
Dividends paid		—	(3,681)	(35,350)

Net cash (used in)/provided by financing activities		$(16,779)	$86,225	$(91,123)

Decrease in cash and cash equivalents		(8,360)	(27,420)	(84,144)

Cash and cash equivalents, beginning of year		135,992	163,412	247,556

Cash and cash equivalents, end of year		$127,632	$135,992	$163,412

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$115,898	$108,380	$108,461
Cash paid for income taxes		$393	$92	$139
Non-cash investing and financing activities
Purchase of property, equipment and other fixed assets	6	$—	$(472)	$(710)
Deposits for vessels, port terminals and other fixed assets	6	$(726)	$(5,726)	$(1,871)
Revaluation of vessels due to termination/restructuring of capital lease obligations	6	$5,243	$—	$210
Decrease in capital lease obligations due to restructuring		$—	$—	$(210)
Dividends payable		$—	$—	$3,081
Accrued interest income on loan receivable from affiliate company	15	$(2,643)	$(2,259)	$(1,356)
Accrued interest expense on loan payable to affiliate company	10, 15	$—	$1,240	$—
Accrued interest expense payable to affiliate company	10, 15	$815	$—	$—
Acquisition of vessels, port terminals and other fixed assets	6	$(843)	$—	$—
Long-term payable to affiliate company	8, 15	$29,423	$—	$—
Transfers from deposits for vessels, port terminals and other fixed assets	6	$137,357	$—	$—

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2014	75,069	$—	105,831,718	$11	$721,465	$432,065	$(578)	$1,152,963	$113,547	$1,266,510
Net loss	—	—	—	—	—	(134,112)	—	(134,112)	8,045	(126,067)
Total other comprehensive income	—	—	—	—	—	—	133	133	—	133
Conversion of preferred stock to common stock (Note 16)	(1,134)	—	1,134,000	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 16)	—	—	3,711,678	—	5,578	—	—	5,578	—	5,578
Cancellation of shares (Note 16)	—	—	(9,319)	—	—	—	—	—	—	—
Acquisition of treasury stock (Note 16)	—	—	(199,324)	—	(252)	—	—	(252)	—	(252)
Dividends declared/ paid	—	—	—	—	—	(35,350)	—	(35,350)	—	(35,350)

Balance December 31, 2015	73,935	$—	110,468,753	$11	$726,791	$262,603	$(445)	$988,960	$121,592	$1,110,552
Net loss	—	—	—	—	—	(303,823)	—	(303,823)	3,674	(300,149)
Total other comprehensive income	—	—	—	—	—	—	445	445	—	445
Tender Offer - Redemption of preferred stock (Note 16)	(24,431)	—	7,589,176	1	(50,888)	41,564	—	(9,323)	—	(9,323)
Stock-based compensation expenses (Note 16)	—	—	24,970	—	3,446	—	—	3,446	—	3,446
Cancellation of shares (Note 16)	—	—	(2,908)	—	—	—	—	—	—	—
Acquisition of treasury stock (Note 16)	—	—	(948,584)	—	(818)	—	—	(818)	—	(818)
Dividends declared/ paid	—	—	—	—	—	(600)	—	(600)	—	(600)

Balance December 31, 2016	49,504	$—	117,131,407	$12	$678,531	$(256)	$—	$678,287	$125,266	$803,553
Net loss	—	—	—	—	—	(165,910)	—	(165,910)	1,123	(164,787)
Total other comprehensive income	—	—	—	—	—	—	2	2	—	2
Tender Offer - Redemption of preferred stock (Note 16)	(766)	—	625,815	—	(716)	145	—	(571)	—	(571)
Conversion of convertible preferred stock/ undeclared preferred dividend to common stock (Note 16)	(2,436)	—	1,790,150	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 16)	—	—	843,332	—	4,296	—	—	4,296	—	4,296
Cancellation of shares (Note 16)	—	—	(4,232)	—	(6)	—	—	(6)	—	(6)
Dividends paid to Noncontrolling Shareholders	—	—	—	—	—	—	—	—	(25,323)	(25,323)

Balance December 31, 2017	46,302	$—	120,386,472	$12	$682,105	$(166,021)	$2	$516,098	$101,066	$617, 164

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

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2017, Navios Holdings owned 63.8% of Navios Logistics.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of December 31, 2017, Navios Holdings owned a 20.8% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2017, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 42.9% and its economic interest was 46.2%.

Navios Midstream

Navios Maritime Midstream Partners L.P. (“Navios Midstream”) (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts.

As of December 31, 2017, Navios Holdings owned no direct equity interest in Navios Midstream.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners have voting interests of 50%, 50% and 0%, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and have economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Containers

Navios Maritime Containers Inc. (“Navios Containers”) is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Containers completed a private placement in which Navios Holdings invested $5,000. Navios Containers registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On August 29, 2017 and on November 9, 2017, Navios Containers closed additional private placements. As of December 31, 2017, Navios Holdings owned 3.4% of Navios Containers’ common stock and warrants, for 1.7% of the equity of Navios Containers.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

The Company elected to early adopt the requirements of ASU 2017-01 “Business Combinations” effective beginning the second quarter ending June 30, 2017 and applied this guidance prospectively in the current period presented in the Company’s consolidated financial information. The early adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

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

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned by Navios Holdings.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2017 was 20.8%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2017 was 46.2%); (iii) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of December 31, 2017 was 35.0%), (iv) Navios Europe I and its subsidiaries (economic interest as of December 31, 2017 was 47.5%); (v) Navios Europe II and its subsidiaries (economic interest as of December 31, 2017 was 47.5%); and (vi) Navios Containers and its subsidiaries (economic interest as of December 31, 2017 was 3.4%).

Subsidiaries Included in the Consolidation:

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2017	2016	2015
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2017	2016	2015
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2017	2016	2015
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/12 - 12/31	—
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/12 - 12/31	—
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/9 - 12/31
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	11/2 - 12/31	—
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	11/3 - 12/31	—	—
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	12/15 - 12/31	—	—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(c)	Use of Estimates: The preparation of consolidated financial statements in conformity with U.S.GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)	Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)	Restricted Cash: As of December 31, 2017 and 2016, restricted cash included $5,968 and $1,896, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities. Also included in restricted cash as of December 31, 2017 and 2016 are amounts held as security in the form of letters of guarantee or letters of credit totaling $590 for both reporting periods. As of December 31, 2016, restricted cash also included $2,900 which related to amounts held in a Navios Logistics’ retention account as part of the Vale International S.A. (“Vale”) arbitration in New York. See also Note 13.

(f)	Insurance Claims: Insurance claims at each balance sheet date consist of claims submitted and/or claims in the process of compilation or submission (claims pending). They are recorded on an accrual basis and represent the claimable expenses, net of applicable deductibles, incurred through December 31 of each reporting period, which are probable to be recovered from insurance companies. Any remaining costs to complete the claims are included in accrued liabilities. The classification of insurance claims into current and non-current assets is based on management’s expectations as to their collection dates.

(g)	Inventories: Inventories, which are comprised of lubricants, bunkers (when applicable) and stock provisions on board of the vessels, as well as petroleum products held by Navios Logistics, are valued at cost as determined on the first-in, first-out basis.

(h)	Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

Expenditures for routine maintenance and repairs are expensed as incurred.

Depreciation is computed using the straight line method over the useful life of the vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets, after considering the estimated residual value.

Annual depreciation rates used, which approximate the useful life of the assets are:

Vessels	25 years
Port terminals	5 to 40 years
Tanker vessels, barges and pushboats	15 to 45 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

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

(i)	Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2017, 2016 and 2015 amounted to $4,764, $5,843 and $5,154, respectively.

(j)	Assets Held for Sale: It is the Company’s policy to dispose of vessels and other fixed assets when suitable opportunities occur and not necessarily to keep them until the end of their useful life. The Company classifies assets and disposal groups as being held for sale when the following criteria are met: management has committed to a plan to sell the asset (disposal group); the asset (disposal group) is available for immediate sale in its present condition; an active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated; the sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale within one year; the asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets or disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less cost to sell. These assets are not depreciated once they meet the criteria to be held for sale. No assets were classified as held for sale in any of the periods presented.

(k)	Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is based on the fair value of the asset. Navios Holdings determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

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

During the fourth quarter of fiscal year 2017, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actuals, assuming an annual increase of 0.3% after 2018 and a utilization rate of 99.2% based on the fleet’s historical performance.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $32,930 for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to this vessel, presented within the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. The assessment performed for 2016 and 2015 did not indicate a step two was necessary for the Company’s other vessels held and used. See also Note 6.

(l)	Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written-off to income in the year the vessel, barge or pushboat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2017, 2016 and 2015, the amortization of deferred drydock and special survey costs was $14,727, $13,768, and $13,340, respectively.

(m)	Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs for each of the years ended December 31, 2017, 2016 and 2015 were $6,391, $5,653 and $4,524, respectively. See also Note 17.

(n)	Goodwill and Other Intangibles

(i)	Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

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

As of December 31, 2017, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying value of its total net assets.

As of December 31, 2017, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56,240. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying value of net assets.

As of December 31, 2017, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104,096. Step one of the impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business has not been affected by the same volatile industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business reporting unit have not experienced a significant decline.

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

The amortizable value of favorable leases would be considered impaired if its carrying value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options that have not been exercised, which are included in favorable lease terms, would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair value of the vessel.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the fourth quarter of fiscal year 2017, management concluded that circumstances had changed, which indicated that potential impairment of Navios Holdings’ intangible assets other than goodwill might exist. These indicators included continued volatility in the spot market and the related impact of the current dry bulk sector has on management’s expectations for the future, consistent with those used in its vessel impairment assessment. As of December 31, 2017, the Company performed an assessment which indicated that the amortizable value of one of its favorable leases would not be recoverable from the future undiscounted cash flows associated with the asset. As a result, the Company recognized an impairment loss of $3,397 in the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. There were no other impairment losses recognized for the Company’s intangible assets other than goodwill for any of the years ended December 31, 2016 and 2015.

The weighted average amortization periods for intangibles are:

Intangible assets/liabilities	Years
Trade name	30
Favorable lease terms	8
Port terminal operating rights	47
Customer relationships	20

See also Note 7.

(o)	Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive (loss)/income. The foreign currency gains/(losses) recognized under the caption “Other expense” or “Other income” in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2017, 2016 and 2015, were $(3,000), $1,600 and $1,646, respectively.

(p)	Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. See also Note 13.

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

Provisions for estimated losses on vessels under time charter are provided for in the period in which such losses are determined. As of December 31, 2017 and 2016, the balance for this provision was $2,631 and $3,129, respectively.

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

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, the Company agrees to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.

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

Revenue from time chartering and bareboat chartering is earned and recognized on a daily basis as the service is delivered. Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges is recognized based upon the percentage of voyage completion. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of voyage completion is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Revenues arising from contracts that provide our customers with continuous access to convoy capacity are recognized ratably over the period of the contracts.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) or the Baltic Dry Index over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement.

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

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized when an agreement with the pool exists, price is fixed, service is provided and the collectability is reasonably assured. Revenue for vessels operating in pooling arrangements amounted to $8,041, $15,115 and $1,825, for the years ended December 31, 2017, 2016 and 2015, respectively. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material.

Revenues from port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading. Storage fees are assessed and recognized when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

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

Forward Freight Agreements (“FFAs”): Realized gains or losses from FFAs are recognized monthly concurrent with cash settlements. In addition, FFAs are “marked-to-market” quarterly to determine the fair values which generate unrealized gains or losses. The Company has not entered into FFA trades for any of the periods presented.

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

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under relevant guidance on employer’s accounting for pensions. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $1,336 and $1,127 at December 31, 2017 and 2016, respectively.

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

Stock-Based Compensation: In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. In December 2015, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. In December 2014, the Company also authorized the issuance of shares of restricted common stock, restricted stock units and stock options for its employees, officers and directors that vest upon achievement of certain internal performance criteria including certain targets on operational performance and cost efficiency. See also Note 12.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(u)	(Loss)/Earnings Per Share: Basic (loss)/earnings per share are computed by dividing net (loss)/income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled. Diluted (loss)/earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (stock options and warrants) are assumed to be exercised and the proceeds are used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted (loss)/earnings per share computation. Restricted share units, restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted (loss)/earnings per share, based on the weighted average number of restricted share units, restricted stock and restricted stock units assumed to be outstanding during the period. Convertible shares are included in the calculation of the diluted (loss)/earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. See also Note 19.

(v)	Income Taxes: The Company is a Marshall Islands Corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

On December 29, 2017, the Argentine government enacted the Law 27,430 introducing changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable in the next years. In measuring its income tax assets and liabilities, Navios Logistics used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences whose reversal is expected to occur in the years before 2020, and a rate of 25% on temporary differences remaining thereafter. During the year ended December 31, 2017, the Company has recorded an income tax benefit of $2,837 within the caption “Income tax benefit/(expense)” in the consolidated statements of comprehensive (loss)/income related to the change in the rate of the income tax.

(w)	Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $0, $0 and $19,325 to its common stockholders during the years ended December 31, 2017, 2016 and 2015, respectively, and $0, $3,681 and $16,025 to its preferred stockholders during the years ended December 31, 2017, 2016 and 2015, respectively. In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”). All inter-company dividends are eliminated upon consolidation.

(x)	Guarantees: A liability for the fair value of an obligation undertaken in issuing the guarantee is recognized. The recognition of fair value is not required for certain guarantees such as the parent’s guarantee of a subsidiary’s debt to a third party or guarantees on product warranties. For those guarantees excluded from the above guidance requiring the fair value recognition provision of the liability, financial statement disclosures of their terms are made.

On November 15, 2012, the Company agreed to provide Navios Partners with guarantees against counterparty default on certain existing charters (see also Note 15).

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

(z)	Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

(aa)	Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings and FFA counterparties, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ab)	Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) is recorded at fair market value on the date of issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2.0% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, 30.0% of the then-outstanding shares of Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per share of common stock with the remaining balance of the then-outstanding shares of Preferred Stock being converted into shares of common stock under the same terms 10 years after their issuance date. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per common stock. See also Note 16.

(ac)	Cumulative Redeemable Perpetual Preferred Stock: The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. At any time on or after January 28, 2019, the Series G may be redeemed at the Company’s option and at any time on or after July 8, 2019, the Series H may be redeemed at the Company’s option (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefore, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Company has accounted for these shares as equity. See also Note 16.

(ad)	Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses excluded from earnings and reported directly in stockholders’ equity as a component of other comprehensive (loss)/income unless an unrealized loss is considered “other-than-temporary,” in which case it is transferred to the consolidated statements of comprehensive (loss)/income. Management evaluates securities for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition, Navios Europe I, Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value. If we consider any decline to be “other-than-temporary”, then we would write down the carrying amount of the investment to its estimated fair value.

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

In May 2017, the Financial Accounting Standards Board (“FASB”) issued ASU 2017-09, “Compensation — Stock Compensation (Topic 718)”. This update provides clarity and reduces both diversity in practice and cost and complexity when applying the guidance in Topic 718 to a change to the terms or conditions of a share-based payment award. The amendments in this update affect any entity that changes the terms or conditions of a share-based payment award and are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted, including adoption in any interim period, for public business entities for reporting periods for which financial statements have not yet been issued and all other entities for reporting periods for which financial statements have not yet been made available for issuance. The amendments in this update should be applied prospectively to an award modified on or after the adoption date. The adoption of this new accounting standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

In February 2017, FASB issued ASU 2017-05, “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20)”. This update clarifies the scope of Subtopic 610-20 “Other Income—Gains and Losses from the Derecognition of Nonfinancial Assets” and provides guidance for partial sales of nonfinancial assets. Subtopic 610-20, which was issued in May 2014 as a part of ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”, provides guidance for recognizing gains and losses from the transfer of nonfinancial assets in contracts with noncustomers. The amendments in ASU 2017-05 are effective at the same time as the amendments in ASU 2014-09. Therefore, for public entities, the amendments are effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The adoption of this new standard is not expected to have material impact on the Company’s results of operations, financial position or cash flows.

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

In December 2016, FASB issued ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers”. The amendments in this ASU affect narrow aspects of the guidance issued in ASU 2014-09, which is not yet effective, and are of a similar nature to the items typically addressed in the Technical Corrections and Improvements project. The effective date and transition requirements for the amendments are the same as the effective date and transition requirements for Topic 606 (and any other Topic amended by Update 2014-09). ASU 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date”, defers the effective date of Update 2014-09 by one year, as noted below.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In November 2016, FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash”. This update addresses the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. Retrospective transition method is required. Early adoption is permitted for all entities. The Company currently presents changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statement of cash flows. The new guidance will not impact financial results, but will result in a change in the presentation of restricted cash and cash equivalents within the statement of cash flows. The Company currently plans to adopt this guidance from January 1, 2018.

In August 2016, FASB issued ASU 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments”. This update addresses eight specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. This update will be adopted as from January 1, 2018 and applied on a retrospective basis. The Company has assessed each of the eight specific presentation issues and determined that the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely matter. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In February 2016, FASB issued ASU 2016-02, “Leases (Topic 842)”. ASU 2016-02 will apply to both capital (or finance) leases and operating leases. According to ASU 2016-02, lessees will be required to recognize assets (right of use asset) and liabilities (lease liabilities) on the balance sheet for both types of leases, capital (or finance) leases and operating leases, with terms greater than 12 months. ASU 2016 – 02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted.

This guidance requires companies to identify lease and non-lease components of a lease agreement. Lease components relate to the right to use the leased asset and non-lease components relate to payments for goods or services that are transferred separately from the right to use the underlying asset. Total lease consideration is allocated to lease and non-lease components on a relative standalone basis. The recognition of revenues related to lease components will be governed by ASC 842 while revenue related to non-lease components will be subject to ASC 606.

In January 2018, the FASB issued a proposed amendment to ASC 842, Leases, that would provide an entity the optional transition method to initially account for the impact of the adoption with a cumulative adjustment to accumulated deficit on the effective date of the ASU, January 1, 2019 rather than January 1, 2017, which would eliminate the need to restate amounts presented prior to January 1, 2019. In addition, this proposed amendment, lessors can elect, as a practical expedient, not to allocate the total consideration to lease and non-lease components based on their relative standalone selling prices. If adopted, this practical expedient will allow lessors to elect a combined single lease component presentation if (i) the timing and pattern of the revenue recognition of the combined single lease component is the same, and (ii) the related lease component and, the combined single lease component would be classified as an operating lease.

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. If the proposed amendment to ASC 842 is adopted, the Company would elect the transition method for adoption as described above. Based on a preliminary assessment, the Company expects the adoption of this guidance to have a material impact on its assets and liabilities due to its charter-in contracts and the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets although adoption is not expected to significantly change the recognition, measurement or presentation of lease expenses within the statements of comprehensive (loss)/income or cash flows.

With regards to the Company’s charter-out contracts, the Company is not expecting that the adoption will have a material effect on its consolidated financial statements since the Company is a lessor for these charter-out contracts and the changes are fairly minor. If the proposed practical expedient mentioned above is adopted and elected, good and services embedded in the charter-out contract that qualify as non-lease components will be combined under a single lease component presentation. However, without the proposed practical expedient, the Company expects that it will continue to recognize the lease revenue component

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

using an approach that is substantially equivalent to existing guidance. The components of the charter hire that are categorized as lease components will generally be a fixed rate per day with revenue recognized straight line over the lease contract. Other goods and services that are categorized as non-lease components will be recognized at either a point in time or over time based on the pattern of transfer of the underlying goods or services to our charterers.

The Company is continuing its assessment of other miscellaneous leases, which have lease terms greater than 12 months and the Company is the lessee and may identify additional impacts this guidance will have on the consolidated financial statements and disclosures.

In January 2016, FASB issued ASU 2016-01, “Financial Instruments—Overall (Subtopic 825-10)—Recognition and Measurement of Financial Assets and Financial Liabilities”. The amendments in this ASU require an entity (i) to measure equity investments (except those accounted for under the equity method of accounting or those that result in consolidation of the investee) at fair value with changes in fair value recognized in net income; (ii) to perform a qualitative assessment to identify impairment in equity investments without readily determinable fair values; (iii) to present separately in other comprehensive income the fair value of a liability resulting from a change in the instrument-specific credit risk; and (iv) to present separately financial assets and financial liabilities by measurement category and form of financial asset (that is, securities or loans and receivables) on the balance sheet. The amendments also eliminate the requirement, for public business entities, to disclose the methods and significant assumptions used to estimate the fair value of financial instruments measured at amortized cost on the balance sheet and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity’s other deferred tax assets. For public business entities, ASU 2016-01 is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this new standard is not expected to have a material impact on the Company’s results of operations, financial position or cash flows.

In May 2014, FASB issued ASU 2014-09, “Revenue from Contracts with Customers”, clarifying the method used to determine the timing and requirements for revenue recognition on the statements of income. Under the new standard, an entity must identify the performance obligations in a contract, the transaction price and allocate the price to specific performance obligations to recognize the revenue when the obligation is completed. The amendments in this update also require disclosure of sufficient information to allow users to understand the nature, amount, timing and uncertainty of revenue and cash flow arising from contracts. In August 2015, the FASB issued ASU 2015-14 which deferred the effective date of ASU 2014-09 for all entities by one year. The standard will be effective for public entities for annual reporting periods beginning after December 15, 2017 and interim periods therein. The Company will adopt the standard as of January 1, 2018 and will utilize the modified retrospective approach and is expecting that the adoption will not have a material effect on its financial statements. The Company has chartered certain of its vessels since inception in time charter agreements and in this respect revenue is accounted under ASC 840, Leases. The Company also operates certain of its vessels under voyage contracts and/or contracts of affreightment, contracts for which currently revenue is recognized ratably from when a vessel becomes available for loading to the completion of the discharge of the current cargo, provided an agreed non-cancelable charter between the Company and the charterer is in existence. Upon adoption, the Company will recognize revenue ratably from the vessel’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The estimated impact of the adoption of this standard is expected to be minimal in operating revenues and expenses and net income/(loss).

NOTE 3: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consisted of the following:

	December 31, 2017	December 31, 2016
Cash on hand and at banks	$127,625	$126,584
Short-term deposits and highly liquid funds	7	9,408

Cash and cash equivalents	$127,632	$135,992

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2017	December 31, 2016
Accounts receivable	$80,037	$85,266
Less: provision for doubtful receivables	(19,706)	(19,437)

Accounts receivable, net	$60,331	$65,829

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2015	$(18,464)	$(59)	$245	$(18,278)
Year ended December 31, 2016	$(18,278)	$(1,304)	$145	$(19,437)
Year ended December 31, 2017	$(19,437)	$(269)	$—	$(19,706)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue. For the year ended December 31, 2015, one customer accounted for 15.1% of the Company’s revenue being the customer who accounted for 14.7% in the year ended December 31, 2016.

NOTE 5: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2017	December 31, 2016
Prepaid voyage and operating costs	$8,022	$8,352
Claims receivable	12,307	9,822
Prepaid other taxes	4,520	4,279
Advances for working capital purposes	18	4,486
Other	2,516	1,957

Total prepaid expenses and other current assets	$27,383	$28,896

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$1,841,140	$(376,794)	$1,464,346
Additions	—	(70,894)	(70,894)

Balance December 31, 2015	1,841,140	(447,688)	1,393,452
Additions	60,115	(73,847)	(13,732)
Transfers	29,695	—	29,695

Balance December 31, 2016	1,930,950	(521,535)	1,409,415
Additions	—	(73,017)	(73,017)
Impairment losses	(104,157)	58,034	(46,123)
Disposals	(11,828)	—	(11,828)

Balance December 31, 2017	$1,814,965	$(536,518)	$1,278,447

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$106,399	$(20,467)	$85,932
Additions	2,287	(3,431)	(1,144)

Balance December 31, 2015	108,686	(23,898)	84,788
Additions	2,051	(3,493)	(1,442)
Transfers	(1,513)	—	(1,513)

Balance December 31, 2016	109,224	(27,391)	81,833
Additions	5,060	(5,237)	(177)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	$251,641	$(32,628)	$219,013

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$464,966	$(111,137)	$353,829
Additions	6,188	(20,007)	(13,819)
Restructure of capital lease	(210)	—	(210)

Balance December 31, 2015	470,944	(131,144)	339,800
Additions	738	(18,894)	(18,156)
Transfers	3,696	—	3,696

Balance December 31, 2016	475,378	(150,038)	325,340
Additions	5,531	(17,603)	(12,072)
Disposals	(3,585)	3,585	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	$472,081	$(164,056)	$308,025

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$13,426	$(6,390)	$7,036
Additions	443	(1,558)	(1,115)

Balance December 31, 2015	13,869	(7,948)	5,921
Additions	2,250	(1,475)	775
Transfers	(2,183)	—	(2,183)

Balance December 31, 2016	13,936	(9,423)	4,513
Additions	531	(1,257)	(726)
Disposals	(75)	28	(47)
Write offs	(32)	32	—

Balance December 31, 2017	$14,360	$(10,620)	$3,740

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2014	$2,425,931	$(514,788)	$1,911,143
Additions	8,918	(95,890)	(86,972)
Restructure of capital lease	(210)	—	(210)

Balance December 31, 2015	2,434,639	(610,678)	1,823,961
Additions	65,154	(97,709)	(32,555)
Transfers	29,695	—	29,695

Balance December 31, 2016	2,529,488	(708,387)	1,821,101
Additions	11,122	(97,114)	(85,992)
Impairment losses	(104,157)	58,034	(46,123)
Disposals	(15,488)	3,613	(11,875)
Write offs	(32)	32	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	$2,553,047	$(743,822)	$1,809,225

Deposits for Vessels and Port Terminals Acquisitions

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of December 31, 2017 and December 31, 2016, Navios Logistics had paid $30,708 and $16,156, respectively, for the construction of the new pushboats which were delivered in February 2018. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the three new pushboats amounted to $3,384 and $1,934 as of December 31, 2017 and December 31, 2016, respectively.

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14,854 (€12,400). As of December 31, 2017, Navios Logistics had paid $6,141 (including supervision costs). Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the construction of the vessel amounted to $205 as of December 31, 2017. The vessel is expected to be delivered in the second quarter of 2018. Navios Logistics has secured a credit from the shipbuilder to finance up to 50% of the purchase price, with a maximum amount of $7,427 (€6,200).

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, a total of $137,357 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $9,971. As of December 31, 2016, Navios Logistics had paid $120,735 for the expansion of its dry port in Uruguay. Capitalized interest included in deposits for vessels, port terminals and other fixed assets for the expansion of dry port amounted to $6,862 as of December 31, 2016.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Impairment losses

During year ended December 31, 2017, Navios Holdings recorded an impairment loss of $32,930 for one of its vessels.

On June 16, 2017, Navios Holdings completed the sale to an unrelated third party of the Navios Ionian, a 2000 built Japanese dry bulk vessel of 52,067 dwt, for a total net sale price of $5,280 paid in cash. As of December 31, 2017, Navios Holdings total impairment loss recognized due to the sale amounted to $9,098 (including $551 remaining carrying balance of dry dock and special survey costs).

On July 13, 2017 Navios Holdings completed the sale to an unrelated third party of the Navios Horizon, a 2001 built Japanese dry bulk vessel of 50,346 dwt, for a total net sale price of $6,548 paid in cash. As of December 31, 2017, Navios Holdings total impairment loss recognized due to the sale amounted to $5,141 (including $495 remaining carrying balance of dry dock and special survey costs).

Vessel Acquisitions

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34,352 and $55,458, respectively, of which $49,910 was paid in cash and $39,900 was financed through a loan. As of March 31, 2016, deposits of $29,695, relating to the acquisition of Navios Sphera and Navios Mars, had been transferred to vessels’ cost.

Navios Logistics

On September 4, 2017, Navios Logistics has signed an agreement for the construction of covers for dry barges for a total consideration of $1,115. As of December 31, 2017, Navios Logistics had paid $629.

On May 18, 2017, Navios Logistics acquired two product tankers, Ferni H (16,871 DWT) and San San H (16,871 DWT) for $11,239 which were previously leased with an obligation to purchase in 2020. Following the acquisition of the two product tankers, the remaining capital lease obligation was terminated and the carrying value of the tankers was adjusted for the difference between the purchase price and the carrying value. As of December 31, 2016, the obligations for these vessels were accounted for as capital leases and the lease payments during the year ended December 31, 2016 for both vessels were $3,032.

In February 2017, two fully depreciated self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale prices for the barges will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period. As of December 31, 2017, the current portion of the outstanding receivable amounted to $318 and is included in “Prepaid expenses and other current assets” and the non-current portion of the outstanding receivable amounted to $500 and is included in “Other long-term assets” in the consolidated balance sheet. Gain on sale of assets of $1,075 was included in the statement of comprehensive (loss)/income within the caption of “Gain on sale of assets”.

NOTE 7: INTANGIBLE ASSETS/LIABILITIES OTHER THAN GOODWILL

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2017

	Acquisition Cost	Accumulated Amortization	Write off	Net Book Value December 31, 2017
Trade name	$100,420	$(45,156)	$—	$55,264
Port terminal operating rights	53,152	(10,889)	—	42,263
Customer relationships	35,490	(17,745)	—	17,745
Favorable lease terms(*)	11,548	—	(10,398)	1,150

Total Intangible assets	$200,610	$(73,790)	$(10,398)	$116,422

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Net Book Value of Intangible Assets/Liabilities other than Goodwill as at December 31, 2016

	Acquisition Cost	Accumulated Amortization	Write off	Net Book Value December 31, 2016
Trade name	$100,420	$(41,303)	$—	$59,117
Port terminal operating rights	53,152	(10,162)	—	42,990
Customer relationships	35,490	(15,971)	—	19,519
Favorable lease terms(*)	82,485	(6,359)	(70,937)	5,189

Total Intangible assets	271,547	(73,795)	(70,937)	126,815
Unfavorable lease terms(**)	(24,721)	—	24,721	—

Total	$246,826	$(73,795)	$(46,216)	$126,815

(*)	As of December 31, 2017 and 2016, intangible assets associated with the favorable lease terms included an amount of $1,150 and $1,180, respectively related to purchase options for the vessels (see also Note 2(n)). During the year ended December 31, 2017, acquisition costs of $10,398 and accumulated amortization of $7,001 of favorable lease terms considered impaired and were written off resulting in a loss of $3,397. During the year ended December 31, 2016, acquisition costs of $70,937 and accumulated amortization of $57,930 of favorable lease terms were written off resulting in a loss of $13,007. This write-off resulted from the early redelivery of one vessel.
(**)	As of December 31, 2016, the intangible liability associated with the unfavorable lease terms included an amount of $0, related to purchase options held by third parties (see also Note 2(n)). During the year ended December 31, 2016, acquisition costs of $24,721 and accumulated amortization of $17,406 of unfavorable lease terms were written off resulting in an income of $7,315. This write-off resulted from the early redelivery of one vessel. As of December 31, 2016, no purchase options held by third parties have been exercised.

On December 15, 2014, Navios Logistics acquired two companies for a total consideration of $17,000, of which $10,200 was paid in 2014 and $6,800 was paid in 2015. These companies, as free zone direct users, hold the right to occupy approximately 53 acres of undeveloped riverfront land located in the Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port.

	Amortization Expense and Write Offs Year Ended December 31, 2017	Amortization Expense and Write Offs Year Ended December 31, 2016	Amortization Expense and Write Offs Year Ended December 31, 2015
Trade name	$3,853	$3,902	$3,811
Port terminal operating rights	727	706	1,006
Customer relationships	1,775	1,775	1,775
Favorable lease terms	4,038	17,260	32,444
Unfavorable lease terms	—	(7,526)	(14,615)

Total	$10,393	$16,117	$24,420

The remaining aggregate amortization of acquired intangibles as of December 31, 2017 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$2,811	$2,811	$2,818	$2,811	$2,811	$41,202	$55,264
Port terminal operating rights	985	985	985	985	985	37,338	42,263
Customer relationships	1,775	1,775	1,775	1,775	1,775	8,870	17,745

Total amortization	$5,571	$5,571	$5,578	$5,571	$5,571	$87,410	$115,272

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: INVESTMENTS IN AFFILIATES AND INVESTMENTS IN AVAILABLE –FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

In February 2015, Navios Partners completed a public offering of 4,600,000 common units, raising gross proceeds of $60,214. Following this transaction, Navios Holdings paid $1,229 to retain its 2.0% general partner interest. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units to Navios Holdings raising additional gross proceeds of $14,967.

On March 17, 2017, Navios Holdings transferred to Navios Partners its participation in the Navios Revolving Loans I and the Navios Term Loans I, both as defined herein, and relating to Navios Europe I, for a consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $468. See also Note 15.

On March 20, 2017, Navios Partners announced that it has closed an offering of 47,795,000 common units at $2.10 per common unit. Navios Holdings acquired 975,408 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $2,048.

During the first quarter of 2017, Navios Partners also issued 2,040,000 of common units to certain Navios Partners’ directors and/or officers, and 1,200,442 common units pursuant to Navios Partners’ Continuous Offering Program Sales Agreement. Concurrently, Navios Holdings acquired 66,131 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $110.

In September 2017, Navios Holdings acquired 7,376 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $12.

As of December 31, 2017, Navios Holdings held a total of 28,421,233 common units and 3,016,284 general partners units, representing a 20.8% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of December 31, 2017 and 2016, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $98,608 and $112,417, respectively, and is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

As of December 31, 2017 and 2016, the carrying amount of the investment in Navios Partners was $66,773 and $24,033, respectively. During the year ended December 31, 2016, the Company recognized an OTTI loss of $83,596 relating to its investment in Navios Partners and the amount was included in “Equity/(loss) in net earnings of affiliated companies”.

Total pre-OTTI equity method income/(loss) and amortization of deferred gain of $12,570, $(5,979) and $15,462 were recognized in “Equity/(loss) in net earnings of affiliated companies” for the years ended December 31, 2017, 2016 and 2015, respectively.

Dividends received during the year ended December 31, 2017, 2016 and 2015 were $0, $0 and $27,993, respectively.

As of December 31, 2017, the market value of the investment in Navios Partners was $74,193.

Acropolis

Navios Holdings has a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owns 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends will be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2017 and 2016, the carrying amount of the investment was $228 and $105, respectively. Dividends received for each of the years ended December 31, 2017, 2016 and 2015 were $55, $85 and $454, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition

As of December 31, 2017, Navios Holdings had a 42.9% voting and a 46.2% economic interest in Navios Acquisition.

As of December 31, 2017 and 2016, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $113,597 and $140,131, respectively, and is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

As of December 31, 2017 and 2016, the carrying amount of the investment in Navios Acquisition was $99,590 and $124,062, respectively. During the year ended December 31, 2016, the Company recognized an OTTI loss of $144,430 relating to its investment in Navios Acquisition and the amount was included in “Equity /(loss) in net earnings of affiliated companies”.

Total pre-OTTI equity method (loss)/income of $(9,875), $29,801 and $43,299 were recognized in “Equity/(loss) in net earnings of affiliated companies” for the years ended December 31, 2017, 2016 and 2015, respectively.

Dividends received for each of the years ended December 31, 2017, 2016 and 2015 were $14,595, $14,595 and $18,244, respectively.

As of December 31, 2017, the market value of the investment in Navios Acquisition was $81,005.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I.

On an ongoing basis, Navios Europe I is required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe I under ASC 810 and concluded that Navios Europe I is a VIE and that it is not the party most closely associated with Navios Europe I and, accordingly, is not the primary beneficiary of Navios Europe I.

Navios Holdings further evaluated its investment in the common stock of Navios Europe I under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I is accounted for under the equity method.

The initial amount provided for in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2017 and December 31, 2016, the unamortized basis difference of Navios Europe I was $4,034, and $4,710, respectively.

As of December 31, 2017 and 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $23,838 and $18,268, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans I of $7,924 and $8,198, respectively, including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $15,914 and $10,070, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

(Loss)/Income of $(1,089), $1,303 and $1,293 was recognized in “Equity/(loss) in net earnings of affiliated companies” for the years ended December 31, 2017, 2016 and 2015, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2017 and 2016, the carrying amount of the investment in Navios Europe I was $4,750 and $5,967, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II. In March 2017, the amount of the Navios Revolving Loans II increased by $14,000.

On an ongoing basis, Navios Europe II is required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

Navios Holdings evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II is a VIE and that it is not the party most closely associated with Navios Europe II and, accordingly, is not the primary beneficiary of Navios Europe II.

Navios Holdings further evaluated its investment in the common stock of Navios Europe II under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II is accounted for under the equity method.

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity/(loss) in net earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2017 and December 31, 2016, the unamortized basis difference of Navios Europe II was $7,011 and $7,953, respectively.

As of December 31, 2017 and 2016, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $22,463 and $22,287, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans II of $10,400 and $7,944, respectively, plus the Company’s balance of the Navios Revolving Loans II of $12,063 and $14,343, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Income/(loss)of $2,456 and $(14) was recognized in “Equity/(loss) in net earnings of affiliated companies” for the years ended December 31, 2017 and 2016, respectively.

As of December 31, 2017 and December 31, 2016, the carrying amount of the investment in Navios Europe II was $6,650 and $5,894, respectively.

Navios Containers

On June 8, 2017, Navios Containers closed a private placement of 10,057,645 shares of its common stock at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Holdings invested $5,000, and Navios Partners invested $30,000 in Navios Containers. Each of Navios Holdings and Navios Partners also received warrants for the purchase of an additional 1.7% and 6.8%, respectively, of the equity of Navios Containers. The warrants can be exercised for shares of common stock of Navios Containers at the holder’s option at an exercise price of $5.00 per share. The warrants have a five year-term, which may be reduced to an earlier expiration date in the event of conversion of Navios Containers into a partnership.

As of December 31, 2017, and following Navios Containers’ private placements in August and November 2017, Navios Holdings owned 3.4% in Navios Containers and warrants, for the purchase of an additional 1.7% of the equity of Navios Containers.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it has the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers is accounted for under the equity method.

Total equity method income of $161 was recognized in “Equity/(loss) in net earnings of affiliated companies” for the year ended December 31, 2017.

As of December 31, 2017, the carrying amount of the investment in Navios Containers was $5,161. As of December 31, 2017, the market value of the investment in Navios Containers was $5,581.

Following the results of the significant tests performed by the Company, it was concluded that one affiliate met the significant threshold requiring summarized financial information of all affiliated companies being presented.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2017				December 31, 2016
Balance Sheet	Navios Partners	Navios Europe I	Navios Europe II	Navios Containers	Navios Partners	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$29,933	$19,185	$16,882	$14,501	$25,088	$10,785	$16,916
Current assets	60,306	22,417	28,403	21,371	56,349	15,980	19,487
Non-current assets	1,244,996	145,940	195,784	245,440	1,212,231	169,925	232,363
Current liabilities	54,247	21,284	25,805	49,559	98,950	18,490	24,126
Long- term debt including current portion, net	493,463	75,472	109,223	119,033	523,776	86,060	119,234
Non-current liabilities	483,345	125,283	164,276	76,534	489,421	155,387	184,530

	December 31, 2017				December 31, 2016			December 31, 2015
Income Statement	Navios Partners	Navios Europe I	Navios Europe II	Navios Containers	Navios Partners	Navios Europe I	Navios Europe II	Navios Partners	Navios Europe I	Navios Europe II
Revenue	$211,652	$37,468	$38,633	$39,188	$190,524	$40,589	$30,893	$223,676	$41,437	$20,767
Net (loss)/ income before non-cash change in fair value of Junior Loan I and Junior Loan II	$(15,090)	$(20,778)	$22,749	$2,638	$(52,549)	$(2,174)	$(25,062)	$41,805	$(1,347)	$1,673
Net (loss)/income	$(15,090)	$9,762	$(9,086)	$2,638	$(52,549)	$16,137	$(34,059)	$41,805	$(1,118)	$77,252

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co.Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within accumulated other comprehensive income/(loss) and the unrealized holding gain was $2 and $0 as of December 31, 2017 and 2016, respectively.

During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”), and during the year ended December 31, 2015, the Company received shares of STX. During the third quarter of 2016, the Company sold all its KLC and STX securities it held at the time for a total consideration of $5,303.

The shares received from KLC and STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS securities.

As of December 31, 2017 and 2016, the carrying amount of the available-for-sale securities related to STX was $238 and $0, respectively and was recorded under “Other long-term assets” in the consolidated balance sheet. During each of the years ended December 31, 2016 and 2015, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $345 and $1,783, respectively. The respective losses were included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/income.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2017 and 2016 consisted of the following:

	December 31, 2017	December 31, 2016
Payroll	$18,889	$14,730
Accrued interest	32,555	36,273
Accrued voyage expenses	4,843	2,217
Accrued running costs	23,812	21,394
Provision for estimated losses on vessels under time charter	2,631	3,129
Audit fees and related services	364	266
Accrued taxes	5,376	5,092
Professional fees	2,236	1,707
Other accrued expenses	4,153	6,941

Total accrued expenses	$94,859	$91,749

NOTE 10: BORROWINGS

Borrowings as of December 31, 2017 and 2016 consisted of the following:

Navios Holdings borrowings	December 31, 2017	December 31, 2016
Commerzbank A.G. ($240,000)	$—	$19,857
HSH Nordbank ($15,300)	14,535	—
Loan Facility Credit Agricole ($40,000)	17,674	18,880
Loan Facility Credit Agricole ($23,000)	14,074	14,755
Loan Facility Credit Agricole ($23,000)	14,450	15,150
Loan Facility DVB Bank SE ($72,000)	50,140	54,540
Loan Facility DVB Bank SE ($41,000)	33,816	37,293
Loan Facility Credit Agricole ($22,500)	15,188	16,313
Loan Facility DVB Bank SE ($40,000)	18,254	28,000
Loan Facility Alpha Bank ($31,000)	25,600	27,400
Loan Facility Alpha Bank ($16,125)	16,125	16,125
Navios Acquisition Loan	—	51,240
2019 Notes	—	291,094
2022 Senior Secured Notes	305,000	—
2022 Notes	650,000	650,000

Total Navios Holdings borrowings	$1,174,856	$1,240,647

Navios Logistics borrowings	December 31, 2017	December 31, 2016
2022 Logistics Senior Notes	$375,000	$375,000
Navios Logistics Notes Payable	31,109	34,447
Navios Logistics BBVA Loan Facility	23,250	25,000
Navios Logistics Alpha Bank Loan	13,300	—
Navios Logistics Term Loan B Facility	100,000	—
Other long-term loans	253	321

Total Navios Logistics borrowings	$542,912	$434,768

Total	December 31, 2017	December 31, 2016
Total borrowings	$1,717,768	$1,675,415
Less: current portion, net	(33,885)	(29,827)
Less: deferred finance costs and discount, net	(35,280)	(24,320)

Total long-term borrowings	$1,648,603	$1,621,268

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings loans

Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium. The effect of this transaction was the recognition of a $2,695 extinguishment loss in the consolidated statements of comprehensive (loss)/income under “(Loss)/gain on bond and debt extinguishment”.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of December 31, 2017.

Senior Notes

On January 28, 2011, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. completed the sale of $350,000 of 2019 Notes. During July, August and October 2016, the Company repurchased $58,906 of its 2019 Notes for a cash consideration of $30,671 resulting in a gain on bond extinguishment of $27,670, net of deferred fees written-off. On November 21, 2017, Co-Issuers completed the sale of 2022 Senior Secured Notes. The net proceeds of the offering of the 2022 Senior Secured Notes have been used: (i) to repay, in full, the outstanding amount of the 2019 Notes; and (ii) for general corporate purposes.

Ship Mortgage Notes

On November 29, 2013, Navios Holdings completed the sale of $650,000 of its 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”).

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in 2020.

Furthermore, upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2017.

Secured credit facilities

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one newbuilding Capesize vessel. In December 2017, the Company agreed to extend the last payment date to August 2021. As of December 31, 2017, the outstanding amount under the loan facility was repayable in one quarterly installment of $2,411, followed by seven semi-annual equal installments of $1,205 with a final balloon payment of $6,810 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount under this facility was $17,674.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one Panamax vessel. As of December 31, 2017, the facility is repayable in one quarterly installment of $681, followed by nine semi-annual equal installments of $681, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14,074.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2017, the outstanding amount under the loan facility was repayable in one quarterly installment of $700 after the drawdown date, followed by nine semi-annual equal installments of $700, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14,450.

On December 20, 2013, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two equal tranches, in order to finance the acquisition of two Panamax vessels. The two tranches bear interest at a rate of LIBOR plus 300 basis points. In December 2017, the Company agreed to extend the last payment date to August 2021. The first tranche is repayable in one quarterly installment of $563, followed by seven equal semi-annual installments of $563, with a final balloon payment of $2,812 on the last repayment date. The second tranche is repayable in one quarterly installment of $1,125, followed by seven equal semi-annual installments of $563, with a final balloon payment of $2,812 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount of the loan was $15,188.

Commerzbank Facility: In June 2009, Navios Holdings entered into a facility agreement for an amount of up to $240,000 (divided into four tranches of $60,000) with Commerzbank AG in order to partially finance the acquisition of a Capesize vessel and the construction of three Capesize vessels. Following the delivery of two Capesize vessels, Navios Holdings cancelled two of the four tranches and in October 2010 fully repaid their outstanding loan balances of $53,600 and $54,500, respectively. During October 2016, the Company fully prepaid the third tranche of the facility, which had an outstanding balance of $15,319, using $13,802 of cash, thus achieving a $1,517 benefit to nominal value. During May 2017, the Company fully repaid the fourth tranche of the facility, which had an outstanding loan balance of $17,322, using $15,607 of cash, thus achieving a $1,715 benefit to nominal value.

HSH Nordbank Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with HSH Nordbank AG for an amount of up to $15,300 in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2017, the facility is repayable in 15 quarterly equal installments of $383, with a final balloon payment of $8,798 on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2017, the outstanding amount under this facility was $14,535.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16,000 to refinance the outstanding debt of an Ultra-Handymax vessel. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30,000 in order to finance the acquisition of a Capesize vessel. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2017, the first tranche is repayable in nine quarterly installments of $362, with a final balloon payment of $14,400 on the last repayment date, the second tranche is repayable in ten quarterly installments of $269, with a final balloon payment of $6,354 on the last repayment date and the third tranche is repayable in ten quarterly installments of $469, with a final balloon payment of $18,750 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the total outstanding amount was $50,140.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. During 2017, Navios Holdings prepaid the indebtedness originally maturing in the third quarter of 2018 and released from collateral one Panamax vessel. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. As of December 31, 2017, the facility is repayable in 15 quarterly installments of $730, with a final balloon payment of $7,302 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, one newbuilding Panamax vessel and one newbuilding Capesize vessel were added as collateral to this facility. As of December 31, 2017, the outstanding amount was $18,254.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41,000 to be drawn in two tranches, to finance the acquisition of one newbuilding Panamax vessel and one newbuilding Capesize vessel. The facility bears interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39,900. The first tranche is repayable in one quarterly installment of $492, followed by 16 quarterly installments of $369 each, and a final balloon payment of $14,760 on the last payment day. The second tranche is repayable in one quarterly installment of approximately $377, followed by 16 quarterly installments of $220 each, and a final balloon payment of $8,764 on the last payment day. The loan facility also requires compliance with certain covenants. As of December 31, 2017, the outstanding amount was $33,816.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31,000 in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2017, the facility is repayable in 20 quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount was $25,600.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16,125 in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. The facility is repayable in four quarterly installments of $250 each, followed by 16 quarterly installments of $275 each, with a final balloon payment of $10,725 payable on the last repayment date. The first instalment will be due 15 months from the loan drawdown date. The loan facility requires compliance with certain financial covenants. As of December 31, 2017, the outstanding amount was $16,125.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes and the 2022 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on either charter-adjusted valuations, or charter-free valuations, ranging from over 110% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been waived for a specific period of time up to a maximum of four quarters (from the current balance sheet date) and/or amended to include net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of December 31, 2017, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55,132 under its secured loan facility of up to $70,000 with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. Please see also Note 15.

Navios Logistics loans

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) completed the sale of $375,000 in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which do not guarantee the 2022 Logistics Senior Notes pursuant to certain exceptions under the indenture, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2017, at a fixed price of 105.438%, which price declines ratably until it reaches par in 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

The indenture governing the 2022 Logistics Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends in excess of 6% per annum of the net proceeds received by or contributed to Navios Logistics in or from any public offering, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

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

As of December 31, 2017, all subsidiaries, including Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte are 100% owned. Logistics Finance, Horamar do Brasil, Naviera Alto Parana and Terra Norte do not have any independent assets or operations.

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

The 2022 Logistics Co-Issuers were in compliance with the covenants as of December 31, 2017.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Navios Logistics. As of December 31, 2017, Navios Logistics had drawn the total available amount and the outstanding balance of Notes Payable was $31,109.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”) for an amount of $25,000, for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in 20 quarterly installments, starting on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2017, the outstanding amount of the loan was $23,250.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics enter into a $14,000 term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2017, the outstanding amount of the loan was $13,300.

Navios Logistics Term Loan B Faciliy

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing our cabotage business as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract. The net proceeds of the Term Loan B Facility were used: (i) to finance a $70,000 dividend of which $44,677 was paid to Navios Holdings, and was eliminated in the consolidated financial statements, and $25,323 to its noncontrolling shareholders, (ii) for general corporate purposes and (iii) to pay fees and expenses relating to the Term Loan B Facility.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2017, a balance of $100,000 was outstanding under the Term Loan B Facility.

Navios Logistics was in compliance with the covenants set forth in the Term Loan B Facility as of December 31, 2017.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2017, the outstanding loan balance was $253 ($321 as of December 31, 2016). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

During the year ended December 31, 2017, the Company paid $48,600, of which $25,707 related to scheduled repayment installments for the year 2017, $7,286 related to prepayments of indebtedness originally maturing the third quarter of 2018, and $15,607 related to the refinancing of one of its secured credit facilities which had an outstanding balance of $17,332, thus achieving a $1,715 benefit to nominal value.

The annual weighted average interest rates of the Company’s total borrowings were 7.11%, 6.87% and 6.98% for the year ended December 31, 2017, 2016 and 2015, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2017, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2018	$35,988
2019	33,326
2020	71,454
2021	154,825
2022	1,414,638
2023 and thereafter	7,537

Total	$1,717,768

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

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the 2022 Senior Secured Notes, the Navios Acquisition Loan and one Navios Logistics’ loan are fixed rate borrowings and their fair value was determined based on quoted market prices.

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

Long-term payable to affiliate companies: The carrying amount of the long-term payable approximates its fair value.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected directly in equity unless an unrealized loss is considered “other-than-temporary”, in which case it is transferred to the consolidated statements of comprehensive (loss)/income.Long-term payable to affiliate companies: The carrying amount of other long-term payables to affiliate companies approximates their fair value.

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2017		December 31, 2016
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$127,632	$127,632	$135,992	$135,992
Restricted cash	$6,558	$6,558	$5,386	$5,386
Investments in available-for-sale-securities	$238	$238	$—	$—
Loan receivable from affiliate companies	$30,112	$30,112	$23,008	$23,008
Long-term receivable from affiliate companies	$—	$—	$11,105	$11,105
Capital lease obligations, including current portion	$—	$—	$(17,617)	$(17,617)
Senior and ship mortgage notes, net	$(1,301,999)	$(1,181,838)	$(1,296,537)	$(974,170)
Long-term debt, including current portion	$(380,489)	$(389,332)	$(304,682)	$(308,080)
Loan payable to affiliate company	$—	$—	$(49,876)	$(51,240)
Long-term payable to affiliate companies	$(76,872)	$(76,872)	$(6,399)	$(6,399)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. There were no assets and/or liabilities measured at fair value on a recurring basis as of December 31, 2016.

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$238	$238	$—	$—
Total	$238	$238	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$16,500	$—	$16,500	$—

The Company recorded an impairment loss of $32,930 during the year ended December 31, 2017 for one of its vessels, thus reducing vessel’s net book value to $16,500, as at December 31, 2017.

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

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$127,632	$127,632	$—	$—
Restricted cash	$6,558	$6,558	$—	$—
Investments in available-for-sale-securities	$238	$238	$—	$—
Loan receivable from affiliate companies(2)	$30,112	$—	$30,112	$—
Senior and ship mortgage notes	$(1,181,838)	$(1,181,838)	$—	$—
Long-term debt, including current portion(1)	$(389,332)	$—	$(389,332)	$—
Long-term payable to affiliate companies(2)	$(76,872)	$—	$(76,872)	$—

	Fair Value Measurements at December 31, 2016
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$135,992	$135,992	$—	$—
Restricted cash	$5,386	$5,386	$—	$—
Loan receivable from affiliate company(2)	$23,008	$—	$23,008	$—
Long-term receivable from affiliate companies (2)	$11,105	$—	$11,105	$—
Capital lease obligations, including current portion (1)	$(17,617)	$—	$(17,617)	$—
Senior and ship mortgage notes	$(974,170)	$(974,170)	$—	$—
Long-term debt, including current portion(1)	$(308,080)	$—	$(308,080)	$—
Loan payable to affiliate company(2)	$(51,240)	$—	$(51,240)	$—
Long-term payable to affiliate companies(2)	$(6,399)	$—	$(6,399)	$—

(1)	The fair value of the Company’s long-term debt/ Capital lease obligations is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.
(2)	The fair value of the Company’s loan receivable from/ payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 12: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2017, 2016 and 2015, were approximately $115, $69 and $96, respectively, which included a discretionary contribution of $22, $0, and $14, respectively.

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

Stock Plan

The Company has awarded restricted share units, shares of restricted common stock and restricted stock units to its employees, officers and directors. The restriction lapses in two, three or four equal tranches, over the requisite service periods, of one, two, three and four years from the grant date. The Company has also awarded share appreciation rights and stock options to its officers and directors only, based on service conditions, which vest in three equal tranches over the requisite service periods of one, two and three years from the grant date. Each option expires seven years after its grant date. Please refer to Note 2(s).

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

During the years ended December 31, 2017, 2016 and 2015, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

The fair value of all share appreciation rights awards and stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•	Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised during each of the years ended December 31, 2014 (143,189), 2013 (153,556), 2012 (29,251), 2011 (130,578) and 2010 (130,577) was small in relation to the total number of options granted. No stock options were exercised during the year ended December 31, 2017, 2016 and 2015. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

•	Expected volatility: The historical volatility of Navios Holdings’ shares was used in order to estimate the volatility of the share appreciation rights and stock option awards. The final expected volatility estimate, which equals the historical estimate, for the service conditions option awards was 84.71% and 55.17% for 2016 and 2015, respectively.

•	Expected dividends: The expected dividend is based on the current dividend, our historical pattern of dividend changes and the market price of our stock.

•	Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. For the service conditions share appreciation rights and option awards, the 4.5 year yield-to-maturity rate as of the grant date was 1.81% and 1.46% for 2016 and 2015, respectively.

The fair value of restricted share unit, restricted stock and restricted stock unit grants excludes dividends to which holders of restricted share units, restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted share unit, restricted stock and restricted stock units grant is $0 for 2017, 2016 and 2015.

The weighted average grant date fair value of restricted units and restricted stock granted during the year ended December 31, 2017 was $1.27 and $1.27, respectively.

The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2016 was $0.78 and $1.20, respectively.

The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2015 was $0.55 and $1.20, respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $4,296, $3,446 and $5,591 for the years ended December 31, 2017, 2016 and 2015, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive (loss)/income. The recognized compensation expense for the year is presented as an adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The summary of stock-based awards is summarized as follows (in thousands except share and per share data):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Options
Outstanding as of December 31, 2014	5,804,594	$4.57	4.64	$8,410
Vested at December 31, 2014	1,643,665	—	—	—
Exercisable at December 31, 2014	1,500,476	—	—	—
Forfeited or expired	(159,828)	—	—	(193)
Granted	1,000,000	1.2	—	552
Outstanding as of December 31, 2015	6,644,766	$4.09	4.23	$8,769
Vested at December 31, 2015	730,592	—	—	—
Exercisable at December 31, 2015	730,592	—	—	—
Forfeited or expired	(348,520)	—	—	—
Granted	2,500,000	1.2	—	—
Outstanding as of December 31, 2016	8,796,246	$3.20	4.41	$9,804
Vested at December 31, 2016	1,210,824	—	—	—
Exercisable at December 31, 2016	1,210,824	—	—	—
Forfeited or expired	(891,670)	—	—	—
Granted	—	—	—	—
Outstanding as of December 31, 2017	7,904,576	$2.98	3.80	$7,539
Restricted stock and restricted stock units
Non Vested as of December 31, 2014	1,997,344	$—	2.00	$10,899
Granted	2,540,000	—	—	3,048
Vested	(812,847)	—	—	(5,746)
Forfeited or expired	(3,538)	—	—	(15)
Non Vested as of December 31, 2015	3,720,959	$—	2.45	$8,186
Granted	2,540,000	—	—	3,048
Vested	(1,755,017)	—	—	(5,122)
Forfeited or expired	(3,408)	—	—	(12)
Non Vested as of December 31, 2016	4,502,534	$—	2.55	$6,100
Granted	4,353,975	—	—	42
Vested	(1,839,195)	—	—	(2,630)
Forfeited or expired	—	—	—	—
Non Vested as of December 31, 2017	7,017,314	$—	3.21	$3,512

The estimated compensation cost relating to service conditions of non-vested (i) share appreciation rights and stock options and (ii) restricted share units, restricted stock and restricted stock unit awards, not yet recognized was $785 and $7,271, respectively, as of December 31, 2017 and is expected to be recognized over the weighted average period of 2.93 years.

NOTE 13: COMMITMENTS AND CONTINGENCIES

As of December 31, 2017, the Company was contingently liable for letters of guarantee and letters of credit amounting to $590 (December 31, 2016: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party a newbuilding bulk carrier vessel of about 82,000 dwt, expected to be delivered in the fourth quarter of 2019. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2017. The total amount of $2,724, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2019.

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

As of December 31, 2017, Navios Logistics had operating lease obligations relating to chartered-in barges through March 2020.

As of December 31, 2017, Navios Logistics had obligations related to the construction of three new pushboats and the construction of a river and estuary tanker (including supervision costs) and the construction of covers for barges of $580, $9,024 and $486, respectively, until the second quarter of 2018.

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Navios Logistics has received full security for its claim to date. As of December 31, 2017, related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets as of December 31, 2016. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. An amount of $1,157 was recorded in the consolidated statements of comprehensive (loss)/income under “Other income” as part of this compensation. The full amount was received in March 2017, and the collateralized cash amount of $2,900, was released.

On March 30, 2016, Navios Logistics received written notice from Vale stating that Vale will not be performing the service contract entered into between CNSA and Vale on September 27, 2013, relating to the iron ore port facility in Nueva Palmira, Uruguay. Navios Logistics initiated arbitration proceedings in London on June 10, 2016 pursuant to the dispute resolution provisions of the service contract. On December 20, 2016, a London arbitration tribunal ruled that the Vale port contract remains in full force and effect. If Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and then would be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract.

On October 7, 2016, a putative class action complaint was filed against the Company and six of its directors in the United States District Court for the Southern District of New York by a purported holder of Series G American Depositary Shares and Series H American Depositary Shares. The complaint asserts claims for breach of fiduciary duty and contract. The complaint sought, among other things, unspecified monetary damages, a declaration regarding certain of the Company’s alleged obligations under the applicable certificates of designation, the restoration of certain alleged rights to non-tendering holders if the exchange offer that commenced on September 19, 2016 was consummated, and an award of plaintiff’s costs. On November 28, 2016, plaintiff’s counsel informed the Court that the litigation was moot in light of the failure of the consent solicitation (which did not attain the necessary support from the holders of Series G American Depositary Shares and Series H American Depositary Shares). On January 10, 2017, plaintiff’s counsel submitted a motion for attorneys’ fees to which the Company submitted an opposition brief on February 3, 2017, which requested that the Court deny the request for attorneys’ fees in its entirety. Plaintiff’s counsel’s motion for attorney’s fees was fully briefed on February 17, 2017. On September 26, 2017, the Court issued a decision denying plaintiff’s application for an award of attorneys’ fees and requiring that any party wishing to restore the case to the Court’s active docket do so by October 10, 2017. No party requested that the case be restored to the active docket by the October 10, 2017 deadline. No appeal of the Court’s denial of plaintiff’s application for an award of attorneys’ fees has been taken to date and the time to file an appeal has expired.

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

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2030.

NOTE 14: LEASES

Chartered-in vessels, barges, pushboats and office space:

As of December 31, 2017, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges, pushboats and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2018	$119,023	$8,725	$1,992
2019	96,048	19,316	1,314
2020	82,638	20,945	509
2021	63,040	10,807	184
2022	43,689	10,109	—
2023 and thereafter	77,828	19,371	—

Total	$482,266	$89,273	$3,999

Charter hire expense for Navios Holdings chartered-in vessels amounted to $122,668, $84,114 and $134,364, for each of the years ended December 31, 2017, 2016 and 2015, respectively. Charter hire expense for logistics business chartered-in vessels amounted to $1,564, $1,521 and $1,307, for each of the years ended December 31, 2017, 2016 and 2015, respectively.

Rent expense for office space amounted to $2,648, $2,748, and $2,508 for each of the years ended December 31, 2017, 2016 and 2015, respectively. The Company leases office space at 825 3rd Avenue, New York, New York, pursuant to a lease that expires in April 2019. The Company also leases office space at 85 Akti Miaouli, Piraeus, Greece, pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire in 2019. The Company also leases office space in Monaco pursuant to a lease that expires in June 2018. The Company also leases office space in Antwerp, Belgium pursuant to a lease that expires in 2019.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Chartered-out vessels, barges and pushboats:

The future minimum revenue, net of commissions, (i) for dry bulk vessels, expected to be earned on non-cancelable time charters and (ii) for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports, are as follows:

	Dry bulk vessels	Logistics business
2018	$35,420	$138,384
2019	2,458	104,721
2020	—	77,209
2021	—	62,290
2022	—	55,450
2023 and thereafter	—	699,388

Total minimum revenue, net of commissions	$37,878	$1,137,442

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

Navios Logistics’ future minimum revenue, as presented in the table above, expected to be earned on non-cancelable contracts under time charter after the successful completion of the construction of a river and estuary tanker, is $41,380 for a period of five years, based on current contract rates.

NOTE 15: TRANSACTIONS WITH RELATED PARTIES

Office rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €943 (approximately $1,065) and the lease agreements continue to be effective until either party terminates the agreement or until they expire in 2019. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of services: The Company utilizes its affiliate company, Acropolis, as a broker. Commissions charged from Acropolis for each of the years ended December 31, 2017, 2016 and 2015 were $0, $0 and $6, respectively. Included in the trade accounts payable at both December 31, 2017 and 2016 was an amount due to Acropolis of $76 and $76, respectively.

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

In November 2016 the Company entered into a charter with Navios Partners for the Navios Fulvia, a 2010-built Capesize vessel. The term of this charter was approximately three months from November 2016, at a net daily rate of $11.5.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total charter hire expense for all vessels for the years ended December 31, 2017, 2016 and 2015 was $651, $1,711 and $39,727, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In each of October 2013, August 2014, and February 2015, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4.0 daily rate per Ultra-Handymax vessel; (ii) $4.1 daily rate per Panamax vessel; (iii) $5.1 daily rate per Capesize vessel; (iv) $6.5 daily rate per container vessel of TEU 6,800; (v) $7.2 daily rate per container vessel of more than TEU 8,000; and (vi) $8.5 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2015. In February 2016, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.2 daily rate per Ultra-Handymax vessel; (ii) $4.3 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $62,157, $59,209 and $56,504, respectively, and are presented net under the caption “Direct vessel expenses”.

Effective August 31, 2016, Navios Partners could, upon request to Navios Holdings, partially or fully defer the reimbursement of dry docking and other extraordinary fees and expenses under the management agreement to a later date, but not later than January 5, 2018, and if reimbursed on a later date, such amounts would bear interest at a rate of 1% per annum over LIBOR. Total amount due from Navios Partners as of December 31, 2017 amounted to $0 (December 31, 2016: $11,105) and is presented under the caption “Long-term receivable from affiliate company”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and reduced the daily rate to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $94,973, $97,866 and $95,336, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $21,472, $20,855 and $20,383, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. The term of this agreement is for a period of five years. Total management fees for the years ended December 31, 2017, 2016 and 2015 amounted to $20,805, $20,862 and $17,613, respectively, and are presented net under the caption “Direct vessel expenses”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the year ended December 31, 2017, 2016 and 2015 amounted to $22,055, $23,527 and $9,581, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension for period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6.1 per day for 4,250 TEU, 3,450 TEU and 5,500 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the period ended December 31, 2017 amounted to $16,702 and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2017, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2017 and December 31, 2016, the fair value of the claim was estimated at $20,000 and $19,739, respectively and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

General and administrative expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $8,347, $7,751 and $6,205, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $9,000, $9,427 and $7,608, respectively.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1,000, $1,000 and $760, respectively. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1,187, $1,300 and $800, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2017, 2016 and 2015 amounted to $1,500, $1,500 and $1,014, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2017, 2016 and 2015, amounted to $1,766, $1,820 and $550, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the period ended December 31, 2017, amounted to $1,868.

Administrative services under these agreements include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, investor relations and other services.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of December 31, 2017 amounted to $8,315 (December 31, 2016: $8,664), and the Long-term payable to Navios Partners amounted to $14,891 (December 31, 2016: $0). Balance due to Navios Acquisition as of December 31, 2017 amounted to $2,800 (December 31, 2016: $19,383), and the Long-term payable to Navios Acquisition amounted to $15,236 (December 31, 2016: $6,399). Balance due to Navios Midstream as of December 31, 2017 amounted to $990 (December 31, 2016: $4,800), and the Long-term payable to Navios Midstream amounted to $4,554 (December 31, 2016: $0). Balance due to Navios Containers as of December 31, 2017 amounted to $3,334 (December 31, 2016: $0), and the Long-term payable to Navios Containers amounted to $7,965 (December 31, 2016: $0)

The balances mainly consisted of management fees, administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

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

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Partners and Navios Midstream, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners, Navios Midstream and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings, Navios Partners and Navios Midstream or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2017, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2017 and 2016, the unamortized deferred gain for all vessels and rights sold totaled $9,955 and $11,846, respectively. For the years ended December 31, 2017, 2016 and 2015, Navios Holdings recognized $1,892, $1,833 and $2,621 of the deferred gain, respectively, in “Equity/(loss) in net earnings of affiliated companies”.

Participation in offerings of affiliates: Refer to Note 8 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, and March 23, 2017, and March 31, 2017 for the purchase up to a total of 1,313,399 general partnership interests.

The Navios Acquisition Credit Facilities: On September 19, 2016, Navios Holdings entered into a secured credit facility of up to $70,000 with Navios Acquisition. This credit facility was secured by all of the Company’s’ interest in Navios Acquisition and 78.5% of the Company’s interest in Navios Logistics, representing a majority of the shares outstanding of Navios Logistics. This facility was provided for an arrangement fee of $700. On November 3, 2017, Navios Holdings prepaid in full the outstanding amount under this credit facility with Navios Acquisition and all collateral was released.

In 2010, Navios Acquisition entered into a $40,000 credit facility with Navios Holdings, which matured in December 2015. The facility was available for multiple drawings up to a limit of $40,000 and had a margin of LIBOR plus 300 basis points. The final maturity date was January 2, 2017. As of December 31, 2017 and 2016, there was no outstanding amount under this facility.

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2017 and 2016, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21,000 from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Balance due from Navios Europe I as of December 31, 2017 amounted to $7,176 (December 31, 2016: $2,376) which included the net current amount receivable of $4,002 (December 31, 2016: $145) mainly consisting of management fees, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 8) and other expenses and the non-current amount of $3,174 (December 31, 2016: $2,231) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 8).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017 and 2016, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $11,125 and $7,125, respectively, under the caption “Loan receivable from affiliate companies”. As of December 31, 2017, the amount undrawn under the Revolving Loans I was $0.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest income” over the term of the loans until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 8. As of December 31, 2017, the balance payable to Navios Partners amounted to $34,227, including the unamortized premium of $10,390.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2017, amounted to $2,440 (December 31, 2016: $10,453), which included the net current payable amount of $1,310 (December 31, 2016: $8,402), mainly consisting of management fees and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 8) and other expenses and the non-current amount receivable of $3,750 (December 31, 2016: $2,051) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 8).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $12,063 (December 31, 2016: $11,602), under the caption “Loan receivable from affiliate companies.” In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14,000. As of December 31, 2017, the amount undrawn from the Navios Revolving Loans II was $15,003, of which Navios Holdings may be required to fund an amount ranging from $0 to $15,003.

NOTE 16: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During 2017, 843,332 restricted stock units, issued to the Company’s employees in 2016, vested.

During 2016, 24,970 restricted stock units, issued to the Company’s employees in 2014 and 2013, vested.

During 2015, 16,960 restricted stock units, issued to the Company’s employees in 2013 and 2012, vested.

During the year ended December 31, 2017 and 2016, 4,232 and 2,908 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Conversion of Preferred Stock

During the year ended December 31, 2017, 2,436 shares of convertible preferred stock were converted into 1,740,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided the option to the holders of these shares to convert all or any such then-outstanding shares of preferred stock into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $14.00 per share of common stock. Following this conversion, the Company cancelled the undeclared preferred dividend of the converted shares of $702, and issued 50,150 shares of common stock with a fair value of $84 at the date of issuance (See also note 19).

During the year ended December 31, 2016, there were no conversions of preferred stock.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. The Company has accounted for these shares as equity.

Series G and Series H American Depositary Shares Exchange Offer

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

On April 19, 2017, Navios Holdings announced the completion of the offer commenced on March 21, 2017, to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. 360 Series G and 406 Series H shares were validly tendered, representing an aggregate nominal value of approximately $1,843. Navios Holdings paid for tender offer expenses $571, and issued a total of 625,815 shares of common stock with a fair value of $1,127. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series G and Series H of $270 (See also note 19).

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of December 31, 2017 were $19,693 (net of cancelled dividends).

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%.

Issuances to Employees, Officers and Directors

On December 11, 2017, pursuant to the stock plan approved by the Board of Directors, 4,320,975 common stock was granted to Navios Holdings employees, officers and directors and issued on January 16, 2018.

On December 11, 2015, pursuant to the stock plan approved by the Board of Directors, Navios Holdings granted to its employees, officers and directors 2,540,000 shares of restricted common stock and 1,000,000 stock options.

Acquisition of Treasury Stock

In November 2015, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in the Company’s discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common stock or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on Series G and Series H, when payable, have been paid. As of December 31, 2016, 948,584 shares, were repurchased under this program, for a total consideration of $818. In total, up until February 2016, 1,147,908 shares were repurchased under this program, for a total consideration of $1,070. Since that time, this program has been suspended by the Company.

Navios Holdings had outstanding as of December 31, 2017 and 2016, 120,386,472 and 117,131,407 shares of common stock, respectively, and preferred stock 46,302 (14,191 Series G, 28,612 Series H and 3,499 shares of convertible preferred stock) and 49,504 (14,551 Series G, 29,018 Series H and 5,935 shares of convertible preferred stock), respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 17: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016	For the Year Ended December 31, 2015
Interest expense	$115,099	$107,787	$108,488
Amortization and write-off of deferred financing costs	6,391	5,653	4,524
Other	121	199	139

Interest expense and finance cost	$121,611	$113,639	$113,151

NOTE 18: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels, freight and FFAs. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income/ (loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2017	Logistics Business for the Year Ended December 31, 2017	Total for the Year Ended December 31, 2017
Revenue	$250,433	$212,616	$463,049
Administrative fee revenue from affiliates	23,667	—	23,667
Interest income	6,593	238	6,831
Interest expense and finance cost	(93,264)	(28,347)	(121,611)
Depreciation and amortization	(77,245)	(26,867)	(104,112)
Equity/ (Loss) in net earnings of affiliated companies	4,399	—	4,399
Net (loss)/ income attributable to Navios Holdings common stockholders	(167,892)	1,982	(165,910)
Total assets	1,947,777	682,204	2,629,981
Goodwill	56,240	104,096	160,336
Capital expenditures	(347)	(46,521)	(46,868)
Investment in affiliates	183,160	—	183,160
Cash and cash equivalents	47,744	79,888	127,632
Restricted cash	6,558	—	6,558
Long-term debt, net (including current and noncurrent portion)	$1,149,742	$532,746	$1,682,488

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2016	Logistics Business for the Year Ended December 31, 2016	Total for the Year Ended December 31, 2016
Revenue	$199,446	$220,336	$419,782
Administrative fee revenue from affiliates	21,799	—	21,799
Interest income	4,132	815	4,947
Interest expense and finance cost	(89,399)	(24,240)	(113,639)
Depreciation and amortization	(87,197)	(26,628)	(113,825)
Equity/ (Loss) in net earnings of affiliated companies	(202,779)	—	(202,779)
Net (loss)/ income attributable to Navios Holdings common stockholders	(310,306)	6,483	(303,823)
Total assets	2,083,526	669,369	2,752,895
Goodwill	56,240	104,096	160,336
Capital expenditures	(60,420)	(91,173)	(151,593)
Investment in affiliates	160,071	—	160,071
Cash and cash equivalents	70,810	65,182	135,992
Restricted cash	2,486	2,900	5,386
Long-term debt, net (including current and noncurrent portion)	$1,223,146	$427,949	$1,651,095

	Dry Bulk Vessel Operations for the Year Ended December 31, 2015	Logistics Business for the Year Ended December 31, 2015	Total for the Year Ended December 31, 2015
Revenue	$229,772	$251,048	$480,820
Administrative fee revenue from affiliates	16,177	—	16,177
Interest income	1,801	569	2,370
Interest expense and finance cost	(86,069)	(27,082)	(113,151)
Depreciation and amortization	(92,341)	(27,969)	(120,310)
Equity in net earnings of affiliated companies	61,484	—	61,484
Net (loss)/ income attributable to Navios Holdings common stockholders	(148,306)	14,194	(134,112)
Total assets	2,359,299	599,514	2,958,813
Goodwill	56,240	104,096	160,336
Capital expenditures	(7,882)	(27,039)	(34,921)
Investment in affiliates	381,746	—	381,746
Cash and cash equivalents	81,905	81,507	163,412
Restricted cash	13,480	—	13,480
Long-term debt, net (including current and noncurrent portion)	$1,213,740	$367,568	$1,581,308

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenue by Geographic Region

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
North America	$5,513	$6,218	$22,317
Europe	124,857	109,267	109,347
Asia	91,552	73,073	87,658
South America	212,616	220,336	253,746
Other	28,511	10,888	7,752

Total	$463,049	$419,782	$480,820

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $1,278,447 and $1,409,415 at December 31, 2017 and 2016, respectively. For Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics Business amounted to $563,887 and $544,065 at December 31, 2017 and 2016, respectively.

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

For the year ended December 31, 2017, 5,033,156 potential common shares and 4,566,836 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Year ended December 31, 2017	Year ended December 31, 2016	Year ended December 31, 2015
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(165,910)	$(303,823)	$(134,112)
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(10,421)	(15,909)	(16,202)
Tender Offer – Redemption of preferred stock Series G and H including $972 and $5,063 of undeclared preferred dividend cancelled for the year ended December 31, 2017 and December 31, 2016, respectively	1,033	46,627	—

Loss available to Navios Holdings common stockholders, basic and diluted	$(175,298)	$(273,105)	$(150,314)

Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings stockholders — adjusted weighted shares	116,673,459	107,366,783	105,896,235

Basic and diluted net loss per share attributable to Navios Holdings stockholders	$(1.50)	$(2.54)	$(1.42)

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

Certain of the Company’s subsidiaries have registered offices in Greece under Greek Law 27/75 as amended and in force (former law 89/67). These companies are allowed to conduct the specific business activities provided in their license and the provisions of the above legislation. Same law (27/75) provides that these companies are exempted in Greece from any tax, duty, levy, contribution or deduction in respect of income.

In accordance with the currently applicable Greek law, ship owning companies of foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. In case that tonnage tax and/or similar taxes/duties are paid by the shipowning companies to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece by the ship owner. The payment of said duties exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

In Belgium, taxation on ocean shipping is based on the tonnage of the sea-going vessels from which the profit is obtained (“tonnage tax”).

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

The income tax benefit / (expense) reflected in the Company’s consolidated financial statements for the years ended December 31, 2017, 2016 and 2015 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA is located in a tax free zone and is not liable to income tax. Navios Logistics’ operations in Uruguay are exempted from income taxes.

Income tax liabilities of the Argentinean companies for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, using a tax rate of 35% on the taxable net income. As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate will decrease to 30% for the year 2018, and to 25% from 2019 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year, local companies in Argentina have to calculate an assets tax, the Minimum Presumed Income Tax). This tax is supplementary to income tax and is calculated by applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). The subsidiaries’ tax liabilities will be the higher of income tax or Minimum Presumed Income Tax. However, if the Minimum Presumed Income Tax exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the Minimum Presumed Income Tax that may arise in the next ten fiscal years.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 5.0% for the year ended December 31, 2017 (5.0% for both 2016 and 2015, respectively). As a result of the tax reform voted by the Argentinean Parliament in December 2017, this rate will be reduced as of January 2018, from 5.0% to 3.0%.

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

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2017.

The Company’s deferred taxes as of December 31, 2017 and 2016, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2014 and onwards. Argentinean companies have open tax years ranging from 2010 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2011 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 21: OTHER INCOME – OTHER EXPENSE

During the years ended December 31, 2017, 2016 and 2015, taxes other-than-income taxes of Navios Logistics amounted to $9,018, $9,740, and $11,976, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other expense”.

In March 2016, the Company agreed with a charterer for the early redelivery of one of its vessels in exchange for $13,000 in cash and settlement of outstanding claims payable to the charterer amounting to $1,871. The total amount of $14,871 was included in the statement of comprehensive (loss)/income within the caption “Other income”.

NOTE 22: SUBSEQUENT EVENTS

a)	In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party two newbuilding bulk carriers of about 82,000 dwt per vessel, expected to be delivered in the fourth quarter of 2019 and the first quarter of 2020 respectively. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $5,570 was paid upon signing of the contracts. The average charter-in rate per day amounts to $5,700 and $5,564 respectively.

b)	In February 2018, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Equator Prosper, a 2000 built, 171,191 dwt vessel, for a total acquisition price of $10,000 which was paid in cash.

c)	On February 21, 2018, Navios Partners announced that it has closed an offering of 18,422,000 common units which includes the sale of $5,000 of common units to Navios Holdings, at $1.90 per common unit. In addition, Navios Holdings paid $714 to retain its 2% general partnership interest. Following the closing of this offering, Navios Holdings owns a 20.2% interest in Navios Partners, including the 2% general partnership interest.

d)	In March 2018, Navios Holdings completed the sale to an unrelated third party the Navios Herakles, a 2000 built, 52,061 dwt vessel, for a total net sale price of $7,682 paid in cash. The impairment loss due to the sale amounted to $6,715.

d)	On March 13, 2018, Navios Containers announced that it has closed a private placement of 5,454,546 common shares at a subscription price of $5.50 per common share. Navios Holdings invested $500 in the private placement and currently owns 3.2% of the outstanding share capital of Navios Containers. In addition, Navios Holdings received warrants, with a five-year term, for 1.7% of the newly issued equity.