Form 20-F
period 2018-12-31
Navios Maritime Holdings Inc.
filed 2019-04-29
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

Mark Hayek

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Tel: (212) 859-8000

Fax: (212) 859-4000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	The New York Stock Exchange
8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series G”)	The New York Stock Exchange*
American Depositary Shares, each representing 1/100th of a Share of Series G	The New York Stock Exchange
8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series H”)	The New York Stock Exchange *
American Depositary Shares, each representing 1/100th of a Share of Series H	The New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

12,843,414 shares of common stock, 14,191 shares of Series G and 28,612 shares of Series H as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definition of “accelerated filer” and “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, expectations of dividends and distributions from affiliates, the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”), changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the value of our publicly traded subsidiaries, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission (the “SEC”). See also “Risk Factors” below.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 are derived from the consolidated financial statements of Navios Holdings. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2018, 2017 and 2016 and the selected consolidated balance sheet data as of December 31, 2018 and 2017 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report, adjusted to reflect the Reverse Stock Split (as defined herein) and the adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Comprehensive (Loss)/income Data
Revenue	$517,739	$463,049	$419,782	$480,820	$569,016
Administrative fee revenue from affiliates	28,393	23,667	21,799	16,177	14,300
Time charter, voyage and logistics business expenses	(206,333)	(213,929)	(175,072)	(247,882)	(263,304)
Direct vessel expenses	(101,543)	(116,713)	(127,396)	(128,168)	(130,064)
General and administrative expenses incurred on behalf of affiliates	(28,393)	(23,667)	(21,799)	(16,177)	(14,300)
General and administrative expenses	(27,513)	(27,521)	(25,295)	(34,183)	(45,590)
Depreciation and amortization	(102,839)	(104,112)	(113,825)	(120,310)	(104,690)
Provision for losses on accounts receivable	(575)	(269)	(1,304)	(59)	(792)
Interest income	8,748	6,831	4,947	2,370	5,515
Interest expense and finance cost	(139,120)	(121,611)	(113,639)	(113,151)	(113,660)
Impairment losses	(200,657)	(50,565)	—	—	—
Bargain gain upon obtaining control	58,313	—	—	—	—
Gain/(loss) on bond and debt extinguishment	6,464	(981)	29,187	—	(27,281)
Gain on sale of assets	28	1,064	—	—	—
Other income	14,582	6,140	18,175	4,840	15,639
Other expense	(13,708)	(13,761)	(11,665)	(34,982)	(24,520)

Loss before equity in net earnings of affiliated companies	$(186,414)	$(172,378)	$(96,105)	$(190,705)	$(119,731)
Equity in net (losses)/earnings of affiliated companies	(80,205)	4,399	(202,779)	61,484	57,751

Loss before taxes	$(266,619)	$(167,979)	$(298,884)	$(129,221)	$(61,980)
Income tax benefit/(expense)	1,108	3,192	(1,265)	3,154	(84)

Net loss	$(265,511)	$(164,787)	$(300,149)	$(126,067)	$(62,064)
Less: Net (income)/loss attributable to the noncontrolling interest	(3,207)	(1,123)	(3,674)	(8,045)	5,861

Net loss attributable to Navios Holdings common stockholders	$(268,718)	$(165,910)	$(303,823)	$(134,112)	$(56,203)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(278,959)	$(175,298)	$(273,105)	$(150,314)	$(66,976)

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(23.33)	$(15.02)	$(25.44)	$(14.19)	$(6.47)

Weighted average number of shares, basic and diluted	11,958,959	11,667,346	10,736,678	10,589,623	10,347,661

Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$298,710	$256,076	$273,140	$302,959	$417,131
Total assets	2,682,496	2,629,981	2,752,895	2,958,813	3,127,697
Total long-term debt, net including current portion	1,816,007	1,682,488	1,651,095	1,581,308	1,612,890
Navios Holdings’ stockholders’ equity	$251,933	$516,098	$678,287	$988,960	$1,152,963

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by operating activities	$55,637	$48,117	$39,826	$43,280	$56,491
Net cash provided by/ (used in) investing activities	27,863	(42,365)	(150,565)	(36,499)	(244,888)
Net cash (used in)/ provided by financing activities	(66,916)	(12,940)	75,225	(80,009)	248,645
Book value per common share	19.62	42.87	57.91	89. 52	108.94
Cash dividends per common share	—	—	—	1.75	2.38
Cash dividends per preferred share	—	—	74.4	216.7	99.9
Cash paid for common stock dividend declared	—	—	—	19,325	25,228
Cash paid for preferred stock dividend declared	—	—	3,681	16,025	7,502
Adjusted EBITDA(1)	$(18,231)	$68,813	$(62,827)	$112,756	$176,698

(1)

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries and bargain gain, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2014
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$55,637	$48,117	$39,826	$43,280	$56,491
Net increase/ (decrease) in operating assets	25,632	(22,385)	17,693	(42,844)	17,857
Net increase in operating liabilities	(6,662)	(20,814)	(38,928)	(39,288)	(23,613)
Payments for drydock and special survey costs	7,755	10,824	11,096	24,840	10,970
Net interest cost	122,492	108,389	103,039	106,257	104,084
Provision for losses on accounts receivable	(575)	(269)	(1,304)	(59)	(792)
Impairment losses	(200,657)	(50,565)	—	—	—
Gain on sale of assets	894	1,064	—	—	—
Gain/ (Loss) on bond and debt extinguishment	6,464	185	29,187	—	(4,786)
(Losses)/earnings in affiliates and joint ventures, net of dividends received	(84,317)	(4,610)	(219,417)	30,398	22,179
Bargain gain upon obtaining control	58,313	—	—	—	—
Reclassification to earnings of available-for-sale securities	—	—	(345)	(1,783)	(11,553)
Noncontrolling interest	(3,207)	(1,123)	(3,674)	(8,045)	5,861

Adjusted EBITDA	$(18,231)	$68,813	$(62,827)	$112,756	$176,698

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

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our and our affiliates’ results of operations and financial condition. In particular, charter rates in the dry cargo market have recently been near historical lows and certain of our vessels may operate below operating cost.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2017 to December 31, 2018, the Baltic Exchange’s Panamax time charter average daily rates experienced a low of $6,281 and a high of $14,385. Additionally, during the period from January 1, 2017 to December 31, 2018, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $4,630 and a high of $30,475 and the Baltic Dry Index (BDI) experienced a low of 685 points and a high of 1,774 points. Those ranges are above the recent all-time lows set in February and March 2016 of $2,260 for the Baltic Exchange’s Panamax time charter average, $1,985 for the Baltic Exchange’s Capesize time charter average and 290 for the BDI. There can be no assurance that the dry bulk charter market will not fluctuate or hit new lows. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, of which China is particularly important, India, Brazil and Russia and the rest of the world, seasonal and regional changes in demand and changes to the capacity of the world fleet. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce revenue significantly. A decline in demand for commodities transported in dry bulk carriers (including disruptions due to trade or tariff actions) or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition. If we sell a vessel at a time when the market value of our vessels has fallen, the sale may be at less than the vessel’s carrying amount, resulting in a loss.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2017. In 2017, total container trade grew by 5.8%, influenced by strong trade growth worldwide. In 2018, total container trade is estimated to have gained 4.2%, led by strong volumes going to the U.S. in spite of increased tariffs as well as increases in intra-regional trade. Containership supply growth was more than demand growth during 2018 as scrapping was significantly reduced due to trade growth and a marked improvement in time charter rates. For example, short term (6—12 month) time charter rates for 4,400 TEU container ships rose 44% to an average of $11,096 for all of 2018, but have declined during 2019 so far through March due to normal season weakness, trade or tariff actions. Additional orders for large and very large containerships continue to be placed during 2018 and through March 2019, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. Ordering of container ships slowed significantly in 2016 and 2017 while scrapping increased to a record volume in 2016 and was the third highest on record in 2017. The recent global economic slowdown and disruptions in the trade and credit markets significantly reduced demand for products shipped in containers and, in turn, containership capacity, which has had an adverse effect on our and our affiliates’ results of operations and financial condition. The ongoing trade war and rising tariffs may have a similar effect.

The continuation of such containership oversupply or any declines in container freight rates could negatively affect the liner companies to which our affiliates seek to charter their containerships.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for crude oil and product tankers is historically well correlated with the growth or contraction of the world economy. The past several years were marked by a major economic slowdown, which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain unsettled with significant uncertainty with respect to both short and long-term economic growth. Energy prices sharply declined from mid-2014 to the end of March 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, but have since then declined as more tankers have been delivered. Keys to this demand growth have been steady increases in Chinese and Indian crude oil imports since 2001 and a steady increase in U.S. oil production, which has led to a steady decline in U.S. crude oil imports since 2005. Oil products shipments have increased due to refinery closures in Europe, Japan and Australia with oil products being shipped to those regions from India, the Middle East and the U.S. With the increase in U.S. crude oil production, the U.S. became a net exporter of oil products since 2011 adding to the seaborne movement of oil products. For most of 2018, large inventories of products reduced arbitrage possibilities and resulted in lowered spot rates for product tankers. As inventory levels moderated, rates rose in the last few months of 2018 and into 2019 as fuel suppliers adjust inventories worldwide in advance of the coming IMO 2020 conversion of all shipping fuel to a maximum of 0.5% sulphur content. The additional U.S. oil production is being exported, particularly on long haul voyages, which has helped raise VLCC rates earlier in 2019, although they have declined since the refinery maintenance season started in March as the refiners gear up for IMO 2020. The Organization of Petroleum Exporting Countries (“OPEC”) is currently producing and shipping oil at very high levels, even after it announced the continued production cuts. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production or should China or other emerging market countries suffer significant economic slowdowns or raise trade barriers, that may result in a protracted period of reduced oil shipments and a decreased demand for our affiliated tanker vessels and lower charter rates, which could have a material adverse effect on our results of operations and financial condition.

The percentage of the total tanker fleet on order as a percent of the total fleet declined from 18% at the end of 2015 to 10% at the beginning of April 2019. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, our affiliates may only be able to charter their tanker vessels at unprofitable rates or may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

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

•

political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import- export restrictions (including trade wars), central bank policies and pollution conventions or protocols;

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

Reduced demand for dry bulk commodities and the shipping of dry bulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In particular, Asian economies, of which China is especially important, and India have been the main driving force behind the current increase in seaborne dry bulk trade and the demand for dry bulk carriers. A negative change in economic conditions in any Asian country, but particularly in China, Korea, Japan or India, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

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

China imports significant quantities of raw materials. For example, in 2018, China imported 1.047 billion tons of iron out of a total of 1.476 billion tons shipped globally accounting for about 71% of the global seaborne iron ore trade. While it only accounted for about 19% of seaborne coal movements of coal in 2018 according to current estimates (236 million tons imported compared to 1.262 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (264 million tons imported compared to 1.182 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal, promoting the export of such coal or raising tariffs on imported bulk cargoes from certain countries including the United States. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government.

For example, China imposes a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations, such as the recently promoted environmental taxes on coal or tariffs on imports of U.S. soybeans, by China may result in an increase in the cost of raw materials imported to China and the risks associated with importing raw materials to China, as well as a decrease in the quantity of raw materials to be shipped from our charterers to China or a decrease in the distance bulk materials travel to get to China. This could have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

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

The process for concluding contracts and longer term time charters generally involves a lengthy and intensive screening and vetting process and the submission of competitive bids. In addition to the quality and suitability of the vessel, medium and longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	environmental, health and safety record;

•	compliance with the IMO standards and the heightened industry standards that have been set by some energy companies;

•	compliance with regulatory industry standards;

•	reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors, including in the containership and drybulk sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

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

We derive a significant part of our revenue from a small number of charterers. During the years ended December 31, 2018, 2017 and 2016, we derived approximately 35.9%, 31.1%, and 41.1%, respectively, of our gross revenues from four customers. For the year ended December 31, 2018, two customers accounted for 12.8% and 11.4%, respectively, of the Company’s revenue. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue.

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

Trading and complementary hedging activities in freight and tonnage subject us to trading risks, and we may suffer trading losses, which could adversely affect our financial condition and results of operations.

Due to dry bulk shipping market volatility, success in this shipping industry requires constant adjustment of the balance between chartering-out vessels for long periods of time and trading them on a spot basis. A long-term contract to charter a vessel might lock us into a profitable or unprofitable situation depending on the direction of freight rates over the term of the contract. We may seek to manage and mitigate that risk through trading and complementary hedging activities in freight and tonnage. There can be no assurance that we will be able at all times to successfully protect ourselves from volatility in the shipping market. We may not successfully mitigate our risks, leaving us exposed to unprofitable contracts, and may suffer trading losses resulting from these hedging activities.

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

The shipping business and vessel operation are materially affected by government regulation in the form of international conventions, national, state and local laws, and regulations in force in the jurisdictions in which vessels operate, as well as in the country or countries of their registration, such as the International Convention for the Prevention of Pollution from Ships, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, the International Convention for Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the Comprehensive Environmental Response, Compensation, and Liability Act, and The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015. Governmental regulations, safety or other equipment standards, as well as compliance with standards imposed by maritime self-regulatory organizations and customer requirements or competition, may require us to make capital and other expenditures. Because such conventions, laws and regulations are often revised, we cannot predict the ultimate cost of complying with such conventions, laws and regulations, or the impact thereof on the fair market price or useful life of our vessels. In order to satisfy any such requirements, we may be required to take any of our vessels out of service for extended periods of time, with corresponding losses of revenues. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write downs. In addition, violations of environmental and safety regulations can result in substantial penalties and, in certain instances, seizure or detention of our vessels.

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

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by government laws and regulations related to climate change. A number of countries have adopted or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. In the U.S., the United States Environmental Protection Agency (“EPA”) has declared greenhouse gases to be dangerous pollutants and has issued greenhouse gas reporting requirements for emissions sources in certain industries (which does not include the shipping industry). EPA does require owners of vessels subject to MARPOL Annex VI to maintain records for nitrogen oxides standards and in-use fuel specifications. In addition, while the emissions of greenhouse gases from international shipping are not subject to the Kyoto Protocol to the United Nations Framework Convention on Climate Change(the “UNFCCC”), which requires adopting countries to implement national programs to reduce greenhouse gas emissions, the IMO intends to develop limits on greenhouse gases from international shipping. It has responded to the global focus on climate change and greenhouse gas emissions by developing specific technical and operational efficiency measures and a work plan for market-based mechanisms in 2011. These include the mandatory measures of under the ISM Code, and an energy efficiency design index (“EEDI”) for new ships. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port state levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; a global emissions trading scheme which would allocate emissions allowances and set an emissions cap; and an international fund establishing a global reduction target for international shipping, to be set either by the UNFCCC or the IMO.

At the 68th session (2015) of the IMO’s Marine Environment Protection Committee (the “MEPC”), the MEPC amended the 2014 Guidelines on EEDI survey and certification as well as the method of calculating of EEDI for new ships, the latter of which was again amended at the 70th session (2016). At its 70th session, the MEPC also adopted mandatory requirements for ships of 5,000 gross tonnage or greater to collect fuel consumption data for each type of fuel used, and report the data to the flag State after the end of each calendar year. At the 72nd MEPC session (April 2018), the committee adopted the goal of reducing annual greenhouse gas emissions from ships by at least 50% by 2050 as compared to 2008 levels, which if implemented could significantly increase operational costs associated with equipment upgrades and fuel costs.

Although regulation of greenhouse gas emissions in the shipping industry was discussed during the 2015 UN Climate Change Conference in Paris (the “Paris Conference”), the agreement reached among the 195 nations did not expressly reference the shipping industry. Following the Paris Conference, the IMO announced it would continue its efforts on this issue at the MEPC, and at its 70th session, the MEPC approved a Roadmap for developing a comprehensive GHG emissions reduction strategy for ships, which includes the goal of adopting an initial strategy and emission reduction commitments in 2018. In April 2018, the initial strategy to reduce greenhouse gas emissions from shipping by at least 50% by 2050 compared to 2008 levels, while pursuing efforts towards phasing them out entirely, as a pathway towards greenhouse gas emissions reduction consistent with the Paris Agreement’s temperature goals. The initial strategy is due to be revised and adopted by 2023.

On August 3, 2017, the U.S. formally submitted a notice of withdrawal from the Paris Agreement. Thus far, no other nations have withdrawn from the Paris Agreement, so it remains to be seen whether the withdrawal will significantly impact greenhouse gas developments moving forward. The EU United Nations’ Katowice Climate Change Conference occurred December 2-14, 2018. The key objective of the meeting was to begin adopting the implementation guidelines of the Paris Climate Change Agreement.

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

Since the terrorist attacks of September 11, 2001, there has been a variety of initiatives intended to enhance vessel security. On November 25, 2002, the Maritime Transportation Security Act of 2002 (the “MTSA”), came into effect. To implement certain portions of the MTSA, in July 2003, the U.S. Coast Guard issued regulations requiring the implementation of certain security requirements aboard vessels operating in waters subject to the jurisdiction of the U.S. Similarly, in December 2002, amendments to the International Convention for the Safety of Life at Sea, (the “SOLAS”), created a new chapter of the convention dealing specifically with maritime security. The new chapter went into effect in July 2004, and imposes various detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facilities Security Code (the “ISPS Code”). Among the various requirements are:

•	on-board installation of automatic information systems, (“AIS”), to enhance vessel-to-vessel and vessel-to-shore communications;

•	on-board installation of ship security alert systems;

•	the development of vessel security plans; and

•	compliance with flag state security certification requirements.

The U.S. Coast Guard regulations, intended to be aligned with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate, or ISSC, that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. Starting January 1, 2016, the IMDG Code also included updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, or the IAEA, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirements. We will implement the various security measures addressed by the MTSA, SOLAS and the ISPS Code and take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future, that could have a significant financial impact on us.

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

We are an international company and conduct our operations primarily outside the U.S. Changing economic, political and governmental conditions in the countries where we are engaged in business or where our vessels are registered will affect us. Terrorist attacks, such as the attacks in the U.S. on September 11, 2001 and the U.S.’ continuing response to these attacks, and in Paris on January 7, 2015 and on November 13, 2015, the bombings in Spain on March 11, 2004 and in Brussels on March 22, 2016, and the attacks in London on July 7, 2005, the recent conflicts in Iraq, Afghanistan, Syria, Ukraine and other current and future conflicts, and the continuing response of the U.S. to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty in the world financial markets, including the energy markets. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which could result in increased volatility and turmoil in the financial markets and may contribute further to economic instability. Current and future conflicts and terrorist attacks may adversely affect our business, operating results, financial condition, ability to raise capital and future growth. Terrorist attacks on vessels, such as the October 2002 attack on the M/V Limburg, a VLCC not related to us, may in the future also negatively affect our operations and financial condition and directly impact our vessels or our customers.

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

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we may be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

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

The operation of any vessel includes risks such as mechanical failure, collision, fire, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. In addition, there is always an inherent possibility of a marine disaster, including oil spills and other environmental mishaps. There are also liabilities arising from owning and operating vessels in international trade. We procure insurance for our fleet in relation to risks commonly insured against by vessel owners and operators. Our current insurance includes (i) hull and machinery and war risk insurance covering damage to our vessels’ hulls and machinery from, among other things, collisions and contact with fixed and floating objects, (ii) war risks insurance covering losses associated with the outbreak or escalation of hostilities and (iii) protection and indemnity insurance (which includes environmental damage) covering, among other things, third-party and crew liabilities such as expenses resulting from the injury or death of crew members, passengers and other third parties, the loss or damage to cargo, third-party claims arising from collisions with other vessels, damage to other third-party property and pollution arising from oil or other substances, and salvage, towing and other related costs, including wreck removal. For a full description of the insurances we maintain please review section “Risk of Loss and Liability Insurance”.

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

Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

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

The risks and costs associated with vessels increase as the vessels age or the aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.

The costs to operate and maintain a vessel in operation increase with the age of the vessel. The average age of the vessels in our fleet is 7.8 years, basis fully delivered fleet, and most dry bulk vessels have an expected life of approximately 25 years. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

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

We intend to seek to grow our fleet, either through purchases, the increase of the number of chartered-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, and managing relationships with customers and suppliers and integrating newly acquired operations into existing infrastructures, and we may not be successful in executing our growth plans. We may incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. We may also fail to realize anticipated benefits of our growth, such as new customer relationships, cost-savings or cash flow enhancements, or we may be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet.

Our growth strategy could decrease our liquidity by using a significant portion of our available cash or borrowing capacity to finance acquisitions. To the extent that we incur additional debt to finance acquisitions, it could significantly increase our interest expense or financial leverage. We may also incur other significant charges, such as impairment of goodwill or other intangible assets, asset devaluation or restructuring charges.

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

Delays in deliveries of secondhand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.

We expect to purchase secondhand vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, our business, financial condition and results of operations could be adversely affected.

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

We expect that our vessels will call in ports in South America and other areas where smugglers attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject the vessels to forfeiture to the government of such jurisdiction. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our unitholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject result in forfeiture of the vessel to forfeiture to the government of such jurisdiction.

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

Iran

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), Executive Order 13662, and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”). The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (our tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

U.S. economic sanctions on Iran fall into two general categories: “Primary” sanctions, which prohibit U.S. persons or U.S. companies and their foreign branches, U.S. citizens, foreign owned or controlled subsidiaries, U.S. permanent residents, persons within the territory of the U.S. from engaging in all direct and indirect trade and other transactions with Iran without U.S. government authorization, and “secondary” sanctions, which are mainly nuclear-related sanctions. While most of the U.S. nuclear-related sanctions with respect to Iran (including, inter alia, CISADA, ITRA, and IFCA) and the EU sanctions on Iran were initially lifted on January 16, 2016 through the implementation of the Joint Comprehensive Plan of Action (the “JCPOA”) entered into between the permanent members of the United Nations Security Council (China, France, Russia, the U.K. and the U.S.) and Germany, there are still certain limitations under that sanctions framework in place with which we need to comply. The primary sanctions with which U.S. persons or transactions with a U.S. nexus must comply are still in force and have not been lifted or relaxed. However, the following sanctions which were lifted under the JCPOA were reimposed (“snapped back”) on May 8, 2018 as a result of the U.S. withdrawal from the JCPOA.

•	Sanctions on the purchase or acquisition of U.S. dollar banknotes by the Government of Iran;

•	Sanctions on Iran’s trade in gold or precious metals;

•

Sanctions on the direct or indirect sale, supply, or transfer to or from Iran of graphite, raw, or semi-finished metals such as aluminum and steel, coal, and software for integrating industrial processes;

•

Sanctions on significant transactions related to the purchase or sale of Iranian rials, or the maintenance of significant funds or accounts outside the territory of Iran denominated in the Iranian rial;

•	Sanctions on the purchase, subscription to, or facilitation of the issuance of Iranian sovereign debt; and

•	Sanctions on Iran’s automotive sector.

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government will re-impose the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

•	Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliates;

•

Sanctions on petroleum-related transactions with, among others, the National Iranian Oil Company (NIOC), Naftiran Intertrade Company (NICO), and National Iranian Tanker Company (NITC), including the purchase of petroleum, petroleum products, or petrochemical products from Iran;

•

Sanctions on transactions by foreign financial institutions with the Central Bank of Iran and designated Iranian financial institutions under Section 1245 of the National Defense Authorization Act for Fiscal Year 2012 (NDAA);

•

Sanctions on the provision of specialized financial messaging services to the Central Bank of Iran and Iranian financial institutions described in Section 104(c)(2)(E)(ii) of the Comprehensive Iran Sanctions and Divestment Act of 2010 (CISADA);

•	Sanctions on the provision of underwriting services, insurance, or reinsurance; and

•	Sanctions on Iran’s energy sector.

U.S. Iran sanctions also prohibit significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target.

EU sanctions remain in place in relation to the export of arms and military goods listed in the EU common military list, missiles-related goods and items that might be used for internal repression. The main nuclear-related EU sanctions which remain in place include restrictions on:

•

Graphite and certain raw or semi-finished metals such as corrosion-resistant high-grade steel, iron, aluminum and alloys, titanium and alloys and nickel and alloys (as listed in Annex VIIB to EU Regulation 267/2012 as updated by EU Regulation 2015/1861 (the “EU Regulation”);

•	Goods listed in the Nuclear Suppliers Group list (listed in Annex I to the EU Regulation);

•	Goods that could contribute to nuclear-related or other activities inconsistent with the JCPOA (as listed in Annex II to the EU Regulation); and

•	Software designed for use in nuclear/military industries (as listed in Annex VIIA to the EU Regulation).

The above EU sanctions activities can only be engaged if prior authorization (granted on a case-by-case basis) is obtained. The remaining restrictions apply to the sale, supply, transfer or export, directly or indirectly to any Iranian person/for use in Iran, as well as the provision of technical assistance, financing or financial assistance in relation to the restricted activity. Certain individuals and entities remain sanctioned and the prohibition to make available, directly or indirectly, economic resources or assets to or for the benefit of sanctioned parties remains. “Economic resources” is widely defined and it remains prohibited to provide vessels for a fixture from which a sanctioned party (or parties related to a sanctioned party) directly or indirectly benefits. It is therefore still necessary to carry out due diligence on the parties and cargoes involved in fixtures involving Iran.

Russia/Ukraine

As a result of the crisis in Ukraine and the annexation of Crimea by Russia in 2014, both the U.S. and the EU have implemented sanctions against certain Russian individuals and entities.

The EU has imposed travel bans and asset freezes on certain Russian persons and entities pursuant to which it is prohibited to make available, directly or indirectly, economic resources or assets to or for the benefit of the sanctioned parties. Certain Russian ports including Kerch Commercial Seaport; Sevastopol Commercial Seaport and Port Feodosia are subject to the above restrictions. Other entities are subject to sectoral sanctions, which limit the provision of equity financing and loans to the listed entities. In addition, various restrictions on trade have been implemented which, amongst others, include a prohibition on the import into the EU of goods originating in Crimea or Sevastopol as well as restrictions on trade in certain dual-use and military items and restrictions in relation to various items of technology associated with the oil industry for use in deep water exploration and production, Arctic oil exploration and production or shale oil projects in Russia. As such, it is important to carry out due diligence on the parties and cargoes involved in fixtures relating to Russia.

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

The U.S. has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the U.S. has imposed secondary sanctions relating to Russia’s energy export pipelines, investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, and curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities. EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

US Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela that U.S. persons must comply with.

•	13857—Taking Additional Steps to Address the National Emergency with Respect to Venezuela (January 28, 2019)—Expanded the definition of “Government of Venezuela” to include PdVSA.

•	13850—Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018).

•	13835—Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018).

•

13827—Taking Additional Steps to Deal with the Situation in Venezuela (March 19, 2018) – prohibits all transactions related to, provision of financing for, and other dealings in, by a United States person or within the United States, in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.

•

13808—Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) – This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (US persons) of:

•	New debt with a maturity of greater than 90 days of PdVSA;

•	New debt with a maturity of greater than 30 days or new equity of the Government of Venezuela, other than debt of PdVSA;

•	Bonds issued by the Government of Venezuela prior to August 25, 2017, the EO’s effective date;

•	Dividend payments or other distributions of profits to the Government of Venezuela from any entity directly or indirectly owned or controlled by the Government of Venezuela; or

•

Direct or indirect purchase by U.S. persons or persons within the U.S. of securities from the Government of Venezuela, other than securities qualifying as new debt with a maturity of less than or equal to 90 or 30 days as covered by the EO (Section 1).

•	13692—Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) – blocks designated Venezuelan government officials.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the U.S. maintains economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the U.S.

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

Compliance

Considering the aforementioned prohibitions of U.S. as well as EU sanctions and the nature of our business, there is a sanctions risk for us due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Sanctions and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us. In addition, given our relationship with Navios Acquisition, Navios Partners and Navios Containers, we cannot give any assurance that an adverse finding against Navios Acquisition, Navios Partners or Navios Containers by a governmental or legal authority or others with respect to the matters discussed herein or any future matter related to regulatory compliance by Navios Acquisition, Navios Partners or Navios Containers will not have a material adverse impact on our business, reputation or the market price or trading of our common stock-units.

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

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

GDPR broadens the scope of personal privacy laws to protect the rights of European Union citizens and requires organizations to report on data breaches within 72 hours and be bound by more stringent rules for obtaining the consent of individuals on how their data can be used. GDPR has become enforceable on May 25, 2018 and non-compliance may expose entities to significant fines or other regulatory claims, which could have an adverse effect on our business, financial conditions, results of operations and cash flows. Our Company is compliant with applicable GDPR Regulations.

We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

As an international shipping company, we may operate in countries known to have a reputation for corruption. The U.S. Foreign Corrupt Practices Act of 1977 (the “FCPA”) and other anti-corruption laws and regulations in applicable jurisdictions generally prohibit companies registered with the SEC and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Under the FCPA, U.S. companies may be held liable for some actions taken by strategic or local partners or representatives. Legislation in other countries includes the U.K. Bribery Act 2010 (the “U.K. Bribery Act”) which is broader in scope than the FCPA because it does not contain an exception for facilitation payments. We and our customers may be subject to these and similar anti-corruption laws in other applicable jurisdictions. Failure to comply with legal requirements could expose us to civil and/or criminal penalties, including fines, prosecution and significant reputational damage, all of which could materially and adversely affect our business and the results of operations, including our relationships with our customers, and our financial results. Compliance with the FCPA, the U.K. Bribery Act and other applicable anti-corruption laws and related regulations and policies imposes potentially significant costs and operational burdens on us. Moreover, the compliance and monitoring mechanisms that we have in place including our Code of Ethics and our anti-bribery and anti-corruption policy, may not adequately prevent or detect all possible violations under applicable anti-bribery and anti-corruption legislation. However, we believe that the procedures we have in place to prevent bribery are adequate and that they should provide a defense in most circumstances to a violation or a mitigation of applicable penalties, at least under the U.K.’s Bribery Act.

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

Our Chairman and Chief Executive Officer holds approximately 29.4% of our common stock and will be able to exert considerable influence over our actions; her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Ms. Angeliki Frangou owns approximately 29.4% of the outstanding shares of our common stock directly or through her affiliates, and has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of our common stock (as of April 22, 2019, she had purchased approximately $10.0 million of the total $20.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. The interests of Ms. Frangou may be different from your interests. Furthermore, if Ms. Frangou ceases to hold a minimum of 20% of our common stock, does not remain actively involved in the business, or ceases to be our Chief Executive Officer, then we will be in default under our secured credit facilities.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales, whereas our wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2018, approximately 58.8% of our expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss for the year ended December 31, 2018 by $1.4 million.

For example, as of December 31, 2018, the value of the U.S. dollar as compared to the Euro increased by approximately 4.7% compared with the respective value as of December 31, 2017. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

Our corporate affairs are governed by our amended and restated articles of incorporation and by-laws and by the Marshall Islands Business Corporations Act (“BCA”). The provisions of the BCA are intended to resemble provisions of the corporation laws of a number of states in the U.S. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors under the law of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors under statutes or judicial precedent in existence in certain U.S. jurisdictions. Stockholder rights may differ as well. The BCA does specifically incorporate the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, and the BCA is interpreted and construed by Delaware laws and the laws of other States with substantially similar legislative provisions. Accordingly, you may have more difficulty protecting your interests in the face of actions by management, directors or controlling stockholders than you would in the case of a corporation incorporated in the State of Delaware or other U.S. jurisdictions.

We, and certain of our officers and directors, may be difficult to serve with process as we are incorporated in the Republic of the Marshall Islands and such persons may reside outside of the U.S.

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the U.S. In addition, the majority of our directors and officers are residents of non-U.S. jurisdictions. Substantial portions of the assets of these persons are located in Greece or other non-U.S. jurisdictions. Thus, it may not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. In addition, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction.

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

The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. The NYSE minimum listing standards require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements.

Although we currently satisfy the NYSE minimum listing standards, we cannot assure you that our securities will continue to be listed on NYSE in the future. If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

•	a limited availability of market quotations for our securities;

•	a limited amount of news and analyst coverage for us;

•	a decreased ability for us to issue additional securities or obtain additional financing in the future;

•	limited liquidity for our stockholders due to thin trading; and

•

loss of our tax exemption under Section 883 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), loss of preferential capital gain tax rates for certain dividends received by certain non-corporate U.S. holders and loss of “mark-to-market” election by U.S. holders in the event we are treated as a passive foreign investment company (“PFIC”).

Risks Relating to Our Series G and Series H and the Depositary Shares

Our Series G and Series H are subordinated to our debt obligations, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series G, Series H and by other transactions.

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2018, our total debt was $1,843.9 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated. We currently have no plans or intention to pay dividends on the Series G or Series H.

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

In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H, and have not paid a quarterly dividend payments on the Series G or Series H since then, and as a result the respective dividend rates increased by 0.25%. We will reinstate and pay quarterly dividends on the Series G and H, and accordingly the Depositary Shares, only from funds legally available for such purpose when, as and if declared by our board of directors. We may not have sufficient cash available to reinstate such dividend or to pay dividends each quarter if and when reinstated. We currently have no plans or intention to pay dividends on the Series G or Series H. In addition, we may have insufficient cash available to redeem the Series G and H, and accordingly the Depositary Shares. The amount of cash we can use to pay dividends or redeem our Series G and H and the Depositary Shares depends upon the amount of cash we generate from our operations, which may fluctuate significantly, and other factors, including the following:

•	changes in our operating cash flow, capital expenditure requirements, working capital requirements and other cash needs;

•	the amount of any cash reserves established by our board of directors;

•

restrictions under our credit facilities and other instruments and agreements governing our existing and future debt, including restrictions under our existing credit facilities and indentures governing our debt securities (other than the indenture governing the newly issued 9.75% Senior Notes due 2024 (the “2024 Notes”)) on our ability to pay dividends if an event of default has occurred and is continuing, or if the payment of the dividend would result in an event of default, and on our ability to redeem equity securities;

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

Voting rights of holders of Depositary Shares will be extremely limited. Our common stock is the only class of stock carrying full voting rights. Holders of the Series G and H, and accordingly holders of the Depositary Shares, generally have no voting rights. In February 2016, we announced the suspension of payment of quarterly dividends on the Series G and Series H. As such, (i) we have used commercially reasonable efforts to obtain an amendment to our articles of incorporation to effectuate any and all such changes thereto as may be necessary to permit either the Series G Preferred Shareholders or the Series H Preferred Shareholders, as the case may be, to exercise the voting rights described in the following clause (ii)(x), and (ii) if and when dividends payable on either the Series G or the Series H, as the case may be, are in arrears for six or more quarterly periods, whether or not consecutive (and whether or not such dividends shall have been declared and whether or not there are profits, surplus, or other funds legally available for the payment of dividends), then (x) if our articles of incorporation have been amended as described in the preceding clause (i), the holders of Series G or the holders of Series G, as the case may be, will have the right (voting together as a class with all other classes or series of parity securities upon which like voting rights have been conferred and are exercisable), to elect one additional director to serve on our board of directors, and the size of our board of directors will be increased as needed to accommodate such change (unless the size of our board of directors already has been increased by reason of the election of a director by holders of securities on parity with either the Series G or Series H, as the case may be, upon which like voting rights have been conferred and with which the Series G and H voted as a class for the election of such director), and (y) if our articles of incorporation have not been amended as described in the preceding clause (i), then, until such amendment is fully approved and effective, the dividend rate on the Series G or the Series H, as the case may be, shall increase by 25 basis points. At our respective Annual Meeting of stockholders held on December 15, 2016, December 15, 2017 and December 21, 2018, the Company proposed an amendment to our articles of incorporation to effectuate any and all such changes as were necessary to permit the Series G and/or Series H holders the ability to exercise the certain voting rights described above. These proposals failed to receive the affirmative vote of holders of two-thirds of the Company’s issued and outstanding common stock entitled to vote at the respective Annual Meeting, which was required to approve the proposal. Therefore, since the proposals failed and the dividends for the Series G and Series H are in arrears for six or more quarterly periods the dividend rate on the Series G and Series H have increased by 25 basis points respectively. There can be no assurance that any such further proposal to our stockholders to amend our articles of incorporation will be approved by our common stockholders.

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

Depositary Shares that you continue to hold after the Exchange Offer (as defined herein) are expected to become less liquid following the Exchange Offer.

The Company recently offered to exchange for (1) cash; and/or (2) newly issued newly issued 9.75% Senior Notes due 2024 of the Company, on the terms and conditions set forth in the Company’s prospectus. On March and April 2019, Navios Holdings exchanged cash and/or 2024 Notes for 10,930 Series H and 8,841 Series G, respectively. Following consummation of the Exchange Offer, the number of Depositary Shares that are publicly traded has been reduced and the trading market for the remaining outstanding Depositary Shares may be less liquid and market prices may fluctuate significantly depending on the volume of trading in the Depositary Shares. Therefore, holders whose Depositary Shares are not repurchased will own a greater percentage interest in the remaining outstanding Depositary Shares following consummation of the Exchange Offer. This may reduce the volume of trading and make it more difficult to buy or sell significant amounts of Depositary Shares without affecting the market price. Decreased liquidity may make it more difficult for holders of Depositary Shares to sell their Depositary Shares.

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

As of December 31, 2018, we had $1,843.9 million in aggregate principal amount of debt outstanding, of which $401.9 million was unsecured.

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 11.25% Senior Secured Notes due 2022 (the “2022 Senior Secured Notes”) and the indenture governing our 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”) do not fully prohibit us or our subsidiaries from doing so. The terms of the indenture governing the 7.25% Senior Notes due 2022 (the “2022 Logistics Senior Notes”) of Navios South American Logistics (“Navios Logistics”), the agreements governing the terms of Term Loan B Facility (the “Term Loan B Facility”) and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. The agreements of Navios Containers also permit Navios Containers to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

The agreements and instruments governing our debt, other than the 2024 Notes, contain restrictions and limitations that could significantly impact our ability to operate our business.

Our secured credit facilities and our indentures, other than the indenture governing the 2024 Notes, impose certain operating and financial restrictions on us. These restrictions limit our ability to:

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

The agreements governing the terms of Navios Containers’ indebtedness impose similar restrictions upon Navios Containers.

Therefore, we, Navios Logistics and Navios Containers will need to seek permission from our respective lenders in order to engage in some corporate and commercial actions that believe would be in the best interest of our respective business, and a denial of permission may make it difficult for us or Navios Logistics to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. The interests of our, Navios Logistics’ and Navios Containers’ lenders may be different from our respective interests or those of our holders of common stock, and we cannot guarantee that we, Navios Logistics or Navios Containers will be able to obtain the permission of lenders when needed. This may prevent us, Navios Logistics or Navios Containers from taking actions that are in best interests of us, Navios Logistics, Navios Containers or our stockholders. Any future debt agreements may include similar or more restrictive restrictions.

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.

The ability of us, Navios Logistics and Navios Containers to make scheduled payments on or to refinance our respective debt obligations will depend on our respective financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond the control of us, Navios Logistics and Navios Containers.

The principal and interest on such debt will be paid in cash. The payments under our, Navios Logistics’ and Navios Containers’ debt will limit funds otherwise available for our respective working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, the current liabilities us, Navios Logistics or Navios Containers may exceed our respective current assets. We, Navios Logistics or Navios Containers may need to take on additional debt as we expand our respective fleets or other operations, which could increase our respective ratio of debt to equity. The need to service our respective debt may limit funds available for other purposes, and our, Navios Logistics’ or Navios Containers’ inability to service debt in the future could lead to acceleration of such debt, the foreclosure on assets such as owned vessels or otherwise negatively affect us.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indentures governing our outstanding notes, other than the 2024 Notes, and our secured credit facilities.

The indenture governing the 2022 Senior Secured Notes, the indenture governing the 2022 Notes, the indentures governing the 2022 Logistics Senior Notes and our, Navios Logistics’ and Navios Containers’ secured credit facilities contain certain change of control provisions. If we, Navios Logistics or Navios Containers experience specified changes of control under our respective notes, we, Navios Logistics or Navios Containers, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed), other than the 2024 Notes, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under our, Navios Logistics’ and Navios Containers’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

If volatility in the London InterBank Offered Rate, or LIBOR, occurs, or if LIBOR is replaced as the reference rate under our debt obligations, it could affect our profitability, earnings and cash flow.

LIBOR has historically been volatile, with the spread between LIBOR and the prime lending rate widening significantly at times. These conditions are the result of the disruptions in the international credit markets. Because the interest rates borne by our outstanding indebtedness fluctuate with changes in LIBOR, if this volatility were to occur, it would affect the amount of interest payable on our debt, which in turn, could have an adverse effect on our profitability, earnings and cash flow. See also “Item 11 Qualitative and Quantitative Disclosures about Market Risk.”

Furthermore, interest in most loan agreements in our industry has been based on published LIBOR rates. Recently, however, there is uncertainty relating to the LIBOR calculation process, which may result in the phasing out of LIBOR in the future. As a result, lenders have insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

In addition, the banks currently reporting information used to set LIBOR will likely stop such reporting after 2021, when their commitment to reporting information ends. The Alternative Reference Rate Committee, or “Committee”, a committee convened by the United States Federal Reserve that includes major market participants, has proposed an alternative rate to replace U.S. Dollar LIBOR: the Secured Overnight Financing Rate, or “SOFR.” The impact of such a transition away from LIBOR would be significant for us because of our substantial indebtedness.

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

If the market values of our owned vessels decrease, we may breach covenants contained in our secured credit facilities. If we breach such covenants and are unable to remedy any relevant breach, our lenders could accelerate our debt and foreclose on the collateral, including our vessels. Any loss of vessels would significantly decrease our ability to generate positive cash flow from operations and, therefore, service our debt. In addition, if the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss. Navios Logistics and Navios Containers may be subject to similar ramifications under its credit facilities if the market values of its owned vessels decrease.

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

We have substantial equity investments in six companies, four of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2018, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

On June 8, 2017, Navios Maritime Containers Inc. completed a private placement in which Navios Holdings invested $5.0 million. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers are consolidated under Navios Holdings. As such, the income and losses relating to Navios Containers for the period from November 30, 2018 (date of obtaining control) to December 31, 2018 and the indebtedness and other liabilities of Navios Containers for the year ended December 31, 2018 are shown in our consolidated financial statements. As of December 31, 2018, Navios Holdings had a 3.7% ownership interest in Navios Containers.

We also have substantial equity investments in two public companies that are accounted for under the equity method — Navios Acquisition and Navios Partners. As of December 31, 2018, we held 32.8% of the voting stock and 35.8% of the economic interest of Navios Acquisition and 20.0% of the equity interest in Navios Partners (including a 2.0% general partner interest). As of such date, the carrying value of our investments in these two affiliated companies amounted to $79.7 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2018, we received $5.8 million in dividends from Navios Acquisition and $2.1 million dividends from Navios Partners. Furthermore, we receive management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $101.8 million and $78.2 million, respectively, in fiscal year 2018.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and 50%, 50% and 0%, voting interests, respectively. As of December 31, 2018, Navios Holdings portion of the Navios Term Loans I (as defined herein) relating to Navios Europe I was $4.8 million.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. As of December 31, 2018, Navios Holdings portion of the Navios Term Loans II (as defined herein) relating to Navios Europe II was $6.7 million.

Our ownership interest in Navios Logistics, Navios Containers, Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II, and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Containers, Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) the intent and ability of the Company to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

As of December 31, 2018, the Company considered the decline in fair value of its investment in Navios Partners as “other-than-temporary” and therefore recognized a loss of $55.5 million in the accompanying consolidated statement of comprehensive (loss)/income.

As of December 31, 2018 and 2017, management considers the decline in the market value of its investment in Navios Acquisition to be temporary. However, there is the potential for future impairment changes relative to this security if its respective fair value does not recover and an OTTI analysis indicates such write down is necessary, which may have a material adverse impact on our results of operations in the period recognized. During the year ended December 31, 2017, we did not recognize any impairment loss in earnings.

During the year ended December 31, 2016, the Company considered the decline in fair value of its investment in Navios Partners and Navios Acquisition as “other-than-temporary” and therefore, recognized a loss of $228.0 million in the accompanying consolidated statement of comprehensive (loss)/income.

During each of the years ended December 31, 2016 and 2015, the Company considered the decline in fair value of the shares of Korea Line Corporation (“KLC”) as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $0.3 million and $1.8 million, respectively. The respective loss was included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/income.

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

In each of Navios Logistics’ businesses, a significant part of its revenues from a small number of customers. Navios Logistics expects that a small number of customers will continue to generate a substantial portion of its revenues for the foreseeable future. For the year ended December 31, 2018, its three largest customers, Vale International S.A. (“Vale”), Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.0%, 10.8% and 10.2% of its revenues, respectively, and its five largest customers accounted for approximately 65.4% of our revenues. For the year ended December 31, 2017, Navios Logistics’ three largest customers, Vale, YPF S.A. (“YPF”) and Axion Energy, accounted for 20.3%, 13.7% and 12.7% of its revenues, respectively, and its five largest customers accounted for approximately 61.9% of its revenues. For the year ended December 31, 2016, Navios Logistics’ three largest customers, Vale, Axion Energy and Cammesa, accounted for 28.0%, 13.8% and 11.5% of its revenues, respectively, and its five largest customers accounted for approximately 67.4% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of its significant customers, including its large take-or-pay customers or the change of the contractual terms of any one of its most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect its financial condition and our results of operations.

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

Vale represents a significant portion of Navios Logistics’ revenue, and the fulfilment of their obligations under the in-force agreements with Navios Logistics, and their inability or unwillingness to honor these obligations could significantly reduce Navios Logistics’ revenues and cash flow.

Vale’s payments to Navios Logistics represent a significant source of its revenue for Navios Logistics. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay Navios Logistics contracted rates or renew contracts upon termination.

If Vale were to terminate or not renew one of their contracts, Navios Logistics may be unable to enter into new contracts under similarly favorable terms or at all. Also, Navios Logistics will not receive any revenues from such vessels while they are un-chartered, but will still be required to pay expenses necessary to maintain and insure the pushboat and barges.

The loss of any of Navios Logistics’ charterers, time charters or vessels, or a decline in payments under its time charters, could have a material adverse effect on Navios Logistics business, results of operations and financial condition, as well as its cash flows, including cash available for distributions to Navios Logistics’ shareholders, or its ability to continue to service Navios Logistics’ indebtedness.

In addition, the ability and willingness of Vale to perform its obligations under the agreements with charter parties and the iron ore port service contract will depend upon a number of factors that are beyond Navios Logistics’ control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the commodities industry and charter hire rates. Should Vale fail to honor its obligations under the agreements with Navios Logistics, we could sustain significant losses, which in turn could have a material adverse effect on Navios Logistics’ business, results of operations and financial condition, as well as its cash flows. Notwithstanding the foregoing, Navios Logistics’ contracts have dispute resolution clauses and protections that it may seek to enforce in such events. For example, on June 10, 2016, Navios Logistics initiated arbitration proceedings against Vale pursuant to the dispute resolution provisions of the service contract relating to the iron ore port facility in Nueva Palmira. On December 20, 2016, the arbitration tribunal ruled that the Vale port contract remains in full force and effect, and if Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract. As of the date hereof, no further claim has been made or received from Vale. Any litigation or arbitration proceeding would be costly and time consuming and may result in the deterioration of Navios Logistics’ commercial relationships with Vale.

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

Navios Logistics’ capital expenditures during 2016, 2017 and 2018 were $91.2 million, $46.5 million and $19.6 million, respectively, mainly used to acquire and/or pay installments for among others one newbuilding estuary tanker vessel, three pushboats and to expand Navios Logistics’ port terminal operations through the construction of an iron ore port terminal facility and the development of a new upriver terminal. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

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

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to our barges, pushboats or, vessels and/or ports may restrict the type of activities in which these barges, pushboats and, vessels and/or ports may engage and may decrease their operational efficiency and increase our costs. As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of Navios Logistics’ vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

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

In addition, approval of governmental, regulatory and other authorities may be needed to implement any acquisitions or expansions. For example, Navios Logistics has available land in Brazil, and Uruguay where it plans to develop or expand its port facilities. In order to complete these projects, however, Navios Logistics needs to receive required authorization from several authorities. If these authorities deny its request for authorization, or if existing authorizations are revoked, Navios Logistics will not be able to proceed with these projects.

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

At December 31, 2018, Navios Logistics employed 384 land-based employees and 572 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in Navios Logistics’ barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent Navios Logistics’ contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by Navios Logistics’ contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2018, 60% of its cabotage fleet and 26% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

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

Since assuming office on December 10, 2015, the Macri administration has announced several economic and policy reforms, including, foreign exchange, foreign trade and infrastructure. The Macri Administration has further settled claims with substantially all of the holdout bondholders who had not previously participated in Argentina’s sovereign debt restructurings (in terms of claims) and regained access to the international capital markets, issuing several new series of sovereign bonds. On May 7, 2018, the Argentine government subscribed a stand-by agreement with the International Monetary Fund (“IMF”), whereby the IMF granted a Stand-By Loan to Argentina for an amount of up to 50.0 billion for a term of up to 36 months. The total Stand-By Loan was increased for an amount of up to approximately $56.3 billion.

As of the date hereof, the impact that these measures and any future measures taken by the current administration will have on the Argentine economy cannot be predicted. In particular, Navios Logistics has no control over the implementation of the reforms to the regulatory framework that governs its operations and cannot guarantee that these reforms will be implemented or implemented in a manner that will benefit Navios Logistics’ business. The failure of these measures to achieve their intended goals could adversely affect the Argentine economy, which, in turn may have an adverse effect on Navios Logistics’ financial condition and results of operations.

The continuing inflation may have material adverse effects on the Argentine economy.

Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies.

On December 27, 2017, the Central Bank updated its inflation target regime by adopting the inflation targets set by the Ministry of the Treasury for the next three years, including targets of 15% for 2018, 10% for 2019 and 5% by the end of 2020. However, such forecasts revealed to be inaccurate: inflation reached a rate of 47.6% for the year 2018.

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

Controls and restrictions may be imposed in the future, and could impair our ability to transfer funds generated by Navios Logistics’ Argentine operations in U.S. dollars outside Argentina to Navios Logistics for the payment of its indebtedness. In addition, any other restrictions or requirements that may be imposed in the future, expose Navios Logistics to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

The Argentine government has made certain changes to its tax rules that affected Navios Logistics’ operations in Argentina in the past, and could further increase the fiscal burden on its operations in Argentina in the future.

If the Argentine government decides to alter the tax regime in Argentina, its results of operations and financial condition could be materially and adversely affected.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

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

Risks Relating to Uruguayan Free Zone Regulation

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan Department of Trade allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that Navios Logistics’ subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, Navios Logistics’ subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework. The right of the Uruguay Department of Trade—Free Zones Division to early terminate the Free Zone User Agreement is subject to an explanation on the specific factual and legal reasons in which such decision is based. Generic decisions will not be admissible, just like not all breaches by the Free Zone User will entitle the Uruguayan Department of Trade—Free Zones Division to early terminate the Free Zone User Agreement. Such a decision must therefore be proportional to the noncompliance’s nature. Under the Free Zone Agreement, the following are some of the causes under which the Uruguay Department of Trade—Free Zones Division may terminate the Free Zone User Agreement: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreement; material breaches the terms of the Free Zone User Agreement; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions requirements; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreement. Should CNSA or Corporacion Navios Granos S.A. (“Granos”) lose their Free Zone User status, they will not be able to operate their terminal facilities.

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

Navios Logistics engages in regional commerce with a variety of entities. Although its operations expose Navios Logistics to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2018, 2017 and 2016 approximately 48.6%, 60.3% and 61.1%, respectively, of its expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of Navios Logistics’ transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which it operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which it operates, its results of operations or financial condition could be materially adversely affected.

Tax Risks

We may earn U.S. source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

Under the Internal Revenue Code, or the Code, 50.0% of the gross shipping income of a vessel owning or chartering corporation that is attributable to transportation that either begins or ends, but that does not both begin and end, in the U.S. is characterized as U.S.-source shipping income. U.S.-source shipping income generally is subject to a 4.0% U.S. federal income tax without allowance for deduction or, if such U.S.-source shipping income is effectively connected with the conduct of a trade or business in the U.S., U.S. federal corporate income tax (the statutory rate presently is 21.0%) as well as a branch profits tax (presently imposed at a 30.0% rate on effectively connected earnings), unless that corporation qualifies for exemption from tax under Section 883 of the Code. We believe that we and each of our subsidiaries qualifies and will continue to qualify for the foreseeable future for this statutory tax exemption under Section 883 with respect to our U.S.-source shipping income, provided that our common stock continues to be listed on the NYSE and represents more than 50.0% of the total combined voting power of all classes of our stock entitled to vote and of the total value of our stock, and less than 50.0% of our common stock is owned, actually or constructively under specified stock attribution rules, on more than half the number of days in the relevant year by persons who each own 5.0% or more of the vote and value of our common stock. Our ability to qualify for the exemption at any given time will depend upon circumstances related to the ownership of our common stock at such time and thus are beyond our control. Furthermore, our board of directors could determine that it is in our best interests to take an action that would result in this tax exemption not applying to us in the future. Accordingly, we can give no assurance that we would qualify for the exemption under Section 883 with respect to any such income we earn. If we were not entitled to the Section 883 exemption for any taxable year, we generally would be subject to a 4.0% U.S. federal gross income tax with respect to our U.S.-source shipping income or, if such U.S. source shipping income were effectively connected with the conduct of a trade or business in the U.S., U.S. federal corporate income tax as well as a branch profits tax for those years. As a result, depending on the trading patterns of our vessels, we could become liable for tax, and our net income and cash flow could be adversely affected. Please see the discussion under “Taxation—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of the Company—Taxation of Our Shipping Income.”

Navios Holdings may be taxed as a U.S. corporation.

The purchase by International Shipping Enterprises Inc. (“ISE”), our predecessor, of all of the outstanding shares of common stock of Navios Holdings, and the subsequent downstream merger of ISE with and into Navios Holdings took place on August 25, 2005. Navios Holdings is incorporated under the laws of the Republic of the Marshall Islands. ISE received an opinion from its counsel for the merger transaction that, while there is no direct authority that governs the tax treatment of the transaction, it was more likely than not that Navios Holdings would be taxed by the U.S. as a foreign corporation. Accordingly, we take the position that Navios Holdings will be taxed as a foreign corporation by the U.S. If Navios Holdings were to be taxed as a U.S. corporation, its taxes would be significantly higher than they are currently.

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

A foreign corporation will be treated as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes if either (1) at least 75% of its gross income for any taxable year consists of certain types of “passive income” or (2) at least 50% of the quarterly average value of the corporation’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, capital gains and rents (other than rents derived other than in the active conduct of a rental business). For purposes of these tests, income derived from the performance of services does not constitute “passive income.” U.S. stockholders of a PFIC are subject to a disadvantageous U.S. federal income tax regime with respect to the income derived by the PFIC, the distributions they receive from the PFIC and the gain, if any, they derive from the sale or other disposition of their shares in the PFIC and additional tax filing obligations.

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2018 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

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

The Company operates a fleet of owned Capesize, Panamax, Ultra Handymax and Handysize vessels and a fleet of time chartered Capesize, Panamax, Ultra Handymax and Handysize vessels that are employed to provide worldwide transportation of bulk commodities. Navios Holdings is a global, vertically integrated seaborne shipping, logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain as well as containerships. For over 60 years, Navios Holdings has had in-house technical ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners and charterers.

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

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed cash, and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for cash, and the issuance of 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2018, Navios Holdings owned 63.8% of Navios Logistics.

Navios Containers

Navios Containers is a growth vehicle dedicated to the container sector of the maritime industry. On June 8, 2017, Navios Maritime Containers Inc. completed a private placement and Navios Holdings invested $5.0 million. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers are consolidated under Navios Holdings.

On December 3, 2018, Navios Partners distributed approximately 2.5% of the outstanding equity of Navios Containers to the unitholders of Navios Partners in connection with the listing of Navios Containers on the NASDAQ. As of December 31, 2018, Navios Holdings had a 3.7% ownership interest in Navios Containers.

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

Since the formation of Navios Partners, Navios Holdings sold in total 12 vessels to Navios Partners (the Navios Hope, the Navios Apollon, the Navios Hyperion, the Navios Aurora II, the Navios Fulvia, the Navios Melodia, the Navios Pollux, the Navios Luz, the Navios Orbiter, the Navios Buena Ventura, the Navios Sphera and the Navios Mars) and also sold the rights of Navios Sagittarius to Navios Partners. All vessels were sold in exchange of cash and 5,601,920 common units of Navios Partners in total.

As of December 31, 2018, Navios Holdings’ interest in Navios Partners was 20.0% (including 2.0% general partner interest).

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

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of December 31, 2018, Navios Acquisition has repurchased its shares of common stock for a total cost of approximately $7.1 million.

On November 9, 2018, the Stockholders of Navios Acquisition approved a one-for-15 reverse stock split of all outstanding common stock shares of Navios Acquisition, which was effected on November 14, 2018.

On December 13, 2018, Navios Acquisition completed the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Midstream and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

As of December 31, 2018, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 32.8% and its economic interest in Navios Acquisition was 35.8%.

Navios Europe I

Navios Europe I is engaged in the marine transportation industry through the ownership of five tanker and five container vessels.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I under the laws of Marshall Islands and have economic interests of 47.5%, 47.5% and 5.0%, respectively and effective from November 2014, voting interests of 50%, 50% and 0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners also made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of the Navios Revolving Loans I increased by $30.0 million.

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

B. Business overview

Introduction

Navios Holdings is a global, vertically integrated seaborne shipping, logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain as well as containerships. For over 60 years, Navios Holdings has had an in-house commercial ship management expertise that has worked with producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, and charterers. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet and the Navios Containers fleet), the average age of which is approximately 7.8 years, basis fully delivered fleet, consists of a total of 61 vessels, aggregating approximately 6.4 million dwt. Navios Holdings owns 13 Capesize vessels (169,000-182,000 dwt), ten modern Ultra Handymax vessels (50,000-59,000 dwt), ten Panamax vessels (74,000-85,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of two Ultra Handymax, one Handysize, 18 Panamax, and six Capesize vessels under long-term time charters. Navios Holdings has options to acquire 22 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option).

Navios Holdings also offers commercial and technical management services to the fleets of Navios Partners, Navios Acquisition, Navios Europe I, Navios Europe II and Navios Containers.

As of December 31, 2018, Navios Partners’ fleet was comprised of 33 drybulk vessels and five Container vessels. In each of October 2013, August 2014, February 2015, February 2016 and November 2017, the Company amended its existing management agreement with Navios Partners to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses under this agreement will be reimbursed by Navios Partners at cost at occurrence.

As of December 31, 2018, Navios Acquisition’s fleet was comprised of 28 product and chemical tankers and 13 VLCC vessels. In each of May 2016 and May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,500 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2020. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Following, the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the management agreement also covers vessels acquired.

Navios Europe I’s fleet was comprised of five product tankers and five container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence. Navios Europe II’s fleet was comprised of seven dry bulker and seven container vessels and management fees and drydocking expenses under the management agreement will be reimbursed at cost at occurrence.

As of December 31, 2018, Navios Containers’ fleet was comprised of 28 container vessels. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for up to 5,500 TEU container vessels, $6,700 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7,400 per day for above 8,000 TEU and up to 10,000 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost.

Navios Holdings’ strategy and business model focuses on:

•

Operation of a high quality, modern fleet. Navios Holdings owns and charters-in a modern, high quality fleet, having an average age of approximately 7.8 years, basis fully delivered fleet that provides numerous operational advantages including more efficient cargo operations, lower insurance and vessel maintenance costs, higher levels of fleet productivity, and an efficient operating cost structure.

•

Pursuing an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, approximately 6.4 million dwt in tonnage, which, we believe, makes Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 22 time chartered vessels (including the purchase options of the vessels under bareboat contracts, expected to be delivered through 2020) permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

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

•

Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience in the industry, sensitivity to trends, and knowledge and expertise in risk management to hedge against, and in some cases, to generate profit from, such volatility.

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

•

The operation of time charters (whether with a fixed rate or a floating rate based on a Baltic index or other commonly published index), whereby the vessel is hired out for a predetermined period but without any specification as to voyages to be performed, with the ship owner being responsible for operating costs and the charterer for voyage costs;

•

The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•

The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.6% as of December 31, 2018, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

Competitive Advantages

Controlling approximately 6.4 million dwt (excluding Navios Logistics and Navios Containers) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals may be brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators, and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

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

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 34 owned vessels and 27 chartered-in vessels (22 of which have purchase options, including the purchase options of the vessels under bareboat contracts, expected to be delivered through 2020). The average age of the fleet is 7.8 years, basis fully delivered fleet.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of ten modern Ultra Handymax vessels, 13 Capesize vessels, ten Panamax vessels and one Handysize vessel.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Vector	Ultra Handymax	2002	50,296
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Primavera	Ultra Handymax	2007	53,464
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
Navios Galileo	Panamax	2006	76,596
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Equator Prosper	Capesize	2000	171,191
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336

Long-Term Fleet. In addition to the 34 owned vessels, Navios Holdings controls a fleet of six Capesize, 18 Panamax, two Ultra Handymax, and one Handysize vessels under long-term time charters (including five Panamax vessels to be delivered through the second quarter of 2020), having an average age of approximately 3.3 years, basis fully delivered fleet.

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Sea Victory	Panamax	2014	77,095	Yes
Elsa S	Panamax	2015	80,954	No
Navios Amber	Panamax	2015	80,994	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Mont Blanc Hawk	Panamax	2017	81,638	No
Cassiopeia Ocean	Panamax	2018	82,069	No
Navios Gemini	Panamax	2018	81,704	No	(3)
Navios Horizon I	Panamax	2019	81,692	No	(3)
King Ore	Capesize	2010	176,800	Yes
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Dream Canary	Capesize	2015	180,528	Yes
Dream Coral	Capesize	2015	181,249	Yes
Navios Felix	Capesize	2016	181,221	Yes

Long-term Bareboat Chartered-in Fleet to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
Navios Herakles I	Panamax	Q3 2019	81,000	Yes
Navios Felicity I	Panamax	Q4 2019	81,000	Yes
Navios Uranus	Panamax	Q4 2019	81,600	Yes
Navios Galaxy II	Panamax	Q1 2020	81,600	Yes
Navios Magellan II	Panamax	Q2 2020	81,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	Navios Holdings has the right of first refusal and profit share on sale of vessel.

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

Exercise of Vessel Purchase Options

Navios Holdings has executed several purchase options comprising of seven Ultra Handymax, six Panamax and one Capesize vessels, which were delivered on various dates from November 30, 2005 until November 7, 2018. Navios Holdings currently has options to acquire 22 chartered-in vessels currently in operation (including the purchase options of the vessels under bareboat contracts, expected to be delivered through 2020).

Commercial Ship Management: Commercial management of Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ fleet involves identifying and negotiating charter party employment for the vessels. In addition to its internal commercial ship management capabilities, Navios Holdings used the services of a former related party, Acropolis Chartering & Shipping Inc. (“Acropolis”), based in Piraeus, until the sale of its investment on December 6, 2018, as well as numerous third-party charter brokers, to solicit, research, and propose charters for its vessels. Charter brokers research and negotiate with different charterers, and propose charters to Navios Holdings for cargoes suitable for carriage by Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ vessels. Navios Holdings then evaluates the employment opportunities available for each type of vessel and arranges cargo and country exclusions, bunkers, loading and discharging conditions, and demurrage.

Technical Ship Management: Navios Holdings provides, through its subsidiaries, Navios Shipmanagement Inc., Navios Containers Management Inc. and Navios Tankers Management Inc., technical ship management and maintenance services to its owned vessels and has also provided such services to Navios Partners’, Navios Acquisition’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ vessels under the terms of the management agreements between the parties. Based in Piraeus, Greece, Monaco and Singapore, this operation is run by experienced professionals who oversee every step of technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking.

Operation of the Fleet: The operations departments supervise the post-fixture business of the vessels in Navios Holdings’, Navios Partners, Navios Acquisition’s, Navios Europe I’s, Navios Europe II’s and Navios Containers’ fleet (i.e., once the vessel is chartered and being employed) by monitoring their daily positions to ensure that the terms and conditions of the charters are being fulfilled.

Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•

Credit Risk. Navios Holdings closely monitors its credit exposure to charterers. Navios Holdings has established policies to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to high quality credit collateralized corporations and financial institutions. Most importantly, Navios Holdings has guidelines and policies that are designed to limit the amount of credit exposure.

•

Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 18.9% of its expenses, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales , 0.1% of its expenses related to its Navios Containers segment, are in Euros and 18.6% of its expenses related to operation of its Greek, Belgian and Monaco offices, are in Euros. Navios Holdings monitors its Euro, Argentinean Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

Customers

Dry bulk Vessel Operations

The international dry bulk shipping industry is highly fragmented and, as a result, there are numerous charterers. Navios Holdings’ assessment of a charterer’s financial condition and reliability is an important factor in negotiating employment of its vessels. Navios Holdings generally charters its vessels to major trading houses (including commodities traders), major producers and government-owned entities. Navios Holdings’ customers under charter parties, COAs, and other counterparties, include national, regional and international companies, such as Cargill International S.A., GIIC, Louis Dreyfus Commodities, Oldendorff Carriers, Swiss Marine, Rio Tinto and Mansel Ltd. (See also Item 3.D. “Risk Factors—We depend upon significant customers for part of our revenues. The loss of one or more of these customers or a decline in the financial capability of our customers could materially adversely affect our financial performance.”).

Logistics Business Operations

Customers of Navios Logistics include affiliates of ADM, Axion Energy, Bunge, Cargill, Glencore, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol and YPF. Navios Logistics has a long history of operating in the Hidrovia region and has been able to generate and maintain longstanding relationships with its customers. In its grain port facilities in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 20 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has had long-term relationships with its global petroleum customers for more than 17 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then. Navios Logistics is committed to providing quality logistics services for its customers and further developing and maintaining its long-term relationships.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in its trade receivables. (See also Item 3.D. “Risk Factors—Navios Logistics depends on a few significant customers for a large part of its revenues and the loss of one or more of these customers could materially and adversely affect its revenues.”).

Container Vessel Operations

Customers of Navios Containers in the containership sector consist of a limited number of liner companies. The tough economic conditions faced by liner companies and the intense competition among them has caused, and may in the future cause, certain liner companies to default resulting in consolidation among liner companies. The number of leading liner companies which are Navios Containers’ client base may continue to shrink and Navios Containers may depend on an even more limited number of customers to generate a substantial portion of its revenues. The cessation of business with these liner companies or their failure to fulfill their obligations under the time charters for Navios Containers’ containerships could have a material adverse effect on Navios Containers’ business, financial condition and results of operations, as well as its cash flows, including cash available for distributions to Navios Containers’ unit holders and repurchases of common units. In addition to consolidations, alliances involving Navios Containers’ customers could further increase the concentration of Navios Containers’ business and reduce its bargaining power.

For the period from November 30, 2018 (date of obtaining control) to December 31, 2018, Navios Containers’ one largest customer, NOL Liner PTE Ltd accounted for 37.9% of its revenues. Other than its largest customer mentioned above, no other customer accounted for more than 10% of Navios Containers’ revenues during the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among 1,938 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 11,400 vessels, aggregating approximately 846.7 million dwt as of April 1, 2019. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 100 vessels or more: China Ocean Shipping and China Shipping Group into China COSCO Shipping, Nippon Yusen Kaisha, the Fredriksen Group, Wisdom Marine, China Merchants, Kawasaki Kisen, Pacific Basin, Mitsui O.S.K. Lines, plus Oldendorff Carriers and Star Bulk Carriers. There are about 40 owners known to have fleets of between 30 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits, there are other companies operating in the river system that are able to offer services similar to Navios Logistics. However, most of these companies are proprietary service providers that are focused on servicing their own cargo. Unlike these companies, Navios Logistics is an independent service provider in the market for transits. With respect to exports, its competitors are Montevideo Port in Montevideo, Ontur in Nueva Palmira, and TGU in Nueva Palmira. The main competitor of its liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity. Other competitors include Copetrol, TLP, Trafigura Pte Ltd and Petrobras.

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

Navios Containers

The global container shipping market is extensive, diversified, competitive and fragmented, divided among approximately 635 liner operators and independent owners. The world’s active containership fleet consists of approximately 5,270 vessels, aggregating approximately 22.1 million TEU as of February 1, 2019. As a general principle, the smaller the cargo carrying capacity of a containership, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger liner companies and independent containership owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to control, through vessel ownership and/or time charters, fleets of 97 vessels or more: AP Moller, Mediterranean Shipping Co. (MSC), China COSCO Shipping, CMA CGM, Evergreen, Pacific International Lines, Hapag Lloyd, Seaspan, Imabari Shipbuilding and Wan Hai Lines. There are about 40 owners known to control, through vessel ownership and/or time charters, fleets of between 26 and 83 vessels. Liner companies, who control the movement of containers on land and at sea, own vessels directly and also charter-in vessels on short- and long-term charters. Many owners/managers of containerships charter their vessels out for extended periods but unlike the liner companies, do not control the movement of any containers. These owners/managers are often called tonnage providers. Liner companies may, at any given time, control a fleet many times the size of their owned tonnage. AP Moller and MSC are such liner operators; whereas Seaspan, Costamare and others, including us, are tonnage providers.

It is likely that Navios Containers will face substantial competition for long-term charter business from a number of experienced companies. Many of these competitors will have significantly greater financial resources than we do. It is also likely that Navios Containers will face increased numbers of competitors entering into the container transportation sector. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters.

Navios Containers believe that the containership sector of the international shipping industry is characterized by the significant time required to develop the operating expertise and professional reputation necessary to obtain and retain customers. Navios Containers believe that its development of an intermediate-size containerships fleet has enhanced our relationship with its principal charterers by enabling them to serve the East-West, North-South and Intra-regional trade routes efficiently, while enabling us to operate in the different rate environments prevailing for those routes. Navios Containers also believe that its focus on customer service and reliability enhances its relationships with its charterers.

Intellectual Property

We consider NAVIOS to be our proprietary trademark, service mark and trade name. We hold several trademark registrations in the U.S., E.U. and Monaco trademark registrations for our proprietary logos and the domain name registration for our website.

Governmental and Other Regulations

Sources of Applicable Rules and Standards: Shipping is one of the world’s most heavily regulated industries, and, in addition, it is subject to many industry standards. Government regulation significantly affects the ownership and operation of vessels. These regulations consist mainly of rules and standards established by international conventions, but they also include national, state, and local laws and regulations in force in jurisdictions where vessels may operate or are registered, and which are commonly more stringent than international rules and standards such as the International Convention for the Prevention of Pollution from Ships, the International Convention for the Control and Management of Ships’ Ballast Water and Sediments, the International Convention for Civil Liability for Oil Pollution Damage, the International Convention on Civil Liability for Bunker Oil Pollution Damage, the Comprehensive Environmental Response, Compensation, and Liability Act, and The Offshore Petroleum Licensing (Offshore Safety Directive) Regulations 2015. This is the case particularly in the U.S. and, increasingly, in Europe.

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

Ship Safety Regulation: In the former category the primary international instrument is the SOLAS, as amended, together with the regulations and codes of practice that form part of its regime. Much of SOLAS is not directly concerned with preventing pollution, but some of its safety provisions are intended to prevent pollution as well as promote safety of life and preservation of property. These regulations have been and continue to be regularly amended as new and higher safety standards are introduced with which we are required to comply.

An amendment of SOLAS introduced the International Safety Management Code (the “ISM Code”), which has been effective since July 1998. Under the ISM Code, the party with operational control of a vessel is required to develop an extensive safety management system that includes, among other things, the adoption of a safety and environmental protection policy setting forth instructions and procedures for operating its vessels safely and describing procedures for responding to emergencies. The ISM Code requires that vessel operators obtain a safety management certificate for each vessel they operate. This certificate evidences compliance by a vessel’s management with code requirements for a safety management system. No vessel can obtain a certificate unless its manager has been awarded a document of compliance, issued by the flag state for the vessel, under the ISM Code. Noncompliance with the ISM Code and other IMO regulations, such as the mandatory ship energy efficiency management plan (“SEEMP”) which is akin to a safety management plan and came into effect on January 1, 2013, may subject a ship owner to increased liability, may invalidate or lead to decreases in available insurance coverage for affected vessels, and may result in the denial of access to, or detention in, some ports. For example, the U.S. Coast Guard and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in ports in the U.S. and EU respectively.

Another amendment of SOLAS, made after the terrorist attacks in the U.S. on September 11, 2001, introduced special measures to enhance maritime security, including the ISPS Code.

Our owned fleet maintains ISM Code and ISPS Code certifications for safety and security of operations. Each vessel’s certificate must be periodically renewed and compliance must be periodically verified. In addition, the Manager voluntarily implements and maintains certifications pursuant to the International Organization for Standardization (“ISO”), for its office and ships covering both quality of services and environmental protection (ISO 9001 and ISO 14001, respectively).

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

For example, MARPOL Annex VI, together with the NOx Technical Code established thereunder, sets limits on sulphur oxide and nitrogen oxide emissions from ship exhausts and prohibits deliberate emissions of ozone depleting substances, such as chlorofluorocarbons. It also includes a global cap on the sulphur content of fuel oil and allows for special areas to be established with more stringent controls on emissions. Originally adopted in September 1997, Annex VI came into force in May 2005 and was amended in October 2008 (as was the NOx Technical Code) to provide for progressively more stringent limits on such emissions from 2010 onwards. The new standards seek to reduce air pollution from vessels by, among other things, establishing a series of progressive requirements to further limit the sulfur content of fuel oil that will be phased in through 2020 and by establishing new tiers of nitrogen oxide emission standards for new marine diesel engines, depending on their date of installation. Additionally, more stringent emission standards apply in the coastal areas designated emission control areas (“ECAs”). Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only) and the North American ECA (which came into effect on August 1, 2012 limiting SOx, NOx and particulate matter emissions). In October 2016, the IMO approved the designation of the North Sea and the Baltic Sea as ECAs for NOx under Annex VI, which would take effect in January 2021. The U.S. Caribbean Sea ECA entered into force on January 1, 2013 and has been effective since January 1, 2014, limiting SOx, NOx and particulate matter emissions. In January 2015, the limit for fuel oil sulfur levels fell to 0.10% m/m in ECAs established to limit SOx and particulate matter emissions.

After considering the issue for many years, the IMO announced on October 27, 2016 that it was proceeding with a requirement for 0.5% m/m sulfur content in marine fuel (down from current levels of 3.5%) outside the ECAs starting on January 1, 2020. Under Annex VI, the 2020 date was subject to review as to the availability of the required fuel oil. Annex VI required the fuel availability review to be completed by 2018 but was ultimately completed in 2016. Therefore, by 2020, ships will be required to remove sulfur from emissions through the use of emission control equipment, or purchase marine fuel with 0.5% sulfur content, which may see increased demand and higher prices due to supply constraints. Installing pollution control equipment or using lower sulfur fuel could result in significantly increased costs to our company. Similarly, Annex VI requires Tier III standards for NOx emissions to be applied to ships constructed and engines installed in ships operating in NOx ECAs from January 1, 2016. The IMO’s Marine Environment Protection Committee (the “MEPC”) adopted amendments (effective September 2015) to Annex VI, regulation 13, regarding NOx and the date for the implementation of the “Tier III” standards within ECAs. These amendments provide, inter alia, that such standards, applicable on January 1, 2016, apply to marine diesel engines installed on ships which operate in the North American ECA or the U.S. Caribbean Sea ECA and to installed marine diesel engines which operate in other ECAs which might be designated in the future for Tier III NOx control. At the 69 th session (2016), Annex VI was also amended to require recordkeeping requirements to demonstrate compliance with the NOX Tier III ECA.

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

Other International Regulations to Prevent Pollution: In addition to MARPOL, other more specialized international instruments have been adopted to prevent different types of pollution or environmental harm from ships. In February 2004, the IMO adopted an International Convention for the Control and Management of Ships’ Ballast Water and Sediments Convention (the “BWM Convention”). The BWM Convention’s implementing regulations call for a phased introduction of mandatory ballast water exchange requirements, to be replaced in time with mandatory concentration limits, as well as other obligations including recordkeeping requirements and implementation of a Ballast Water and Sediments Management Plan.

The BWM Convention entered into force on September 8, 2017. As of February 11, 2019, the BWM Convention had 79 contracting states for 80.94% of world gross tonnage. New ships constructed after September 8, 2017 must comply on delivery with the BWM Convention. For vessels constructed prior to September 8, 2017, installation of ballast water management systems must take place at the first renewal survey following September 8, 2017 (the date the BWM Convention entered into force). Ships built before September 8, 2017 must comply with IMO discharge standards by the due date for their IOPPC renewal survey under MARPOL Annex 1. All ships must meet the IMO ballast water discharge standard by September 8, 2024. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless or avoids the update or discharge of aquatic organisms and pathogens within ballast water and sediment. Recently updated Ballast Water and Sediment Management Plan guidance includes more robust testing and performance specifications. The entry of the BWM Convention and revised guidance, as well as similar ballast water treatment requirements in certain jurisdictions (such as the United States and states within the United States), will likely result in substantial compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. In the United States, the Vessel Incidental Discharge Act (“VIDA”) was signed into law on December 4, 2018, which requires the U.S. Coast Guard to address the regulation of discharges incidental to the normal operation of commercial vessels into navigable waters, including management of ballast water. This change is expected to result in a simplification of the current patch-work state of ballast water regulation in the United States, which is currently variably regulated by the U.S. Environmental Protection Agency and the various states

European Regulations

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

Title VII of the Coast Guard and Maritime Transportation Act of 2004 (the “CGMTA”), amended OPA 90 to require the owner or operator of any non tank vessel of 400 gross tons or more, that carries oil of any kind as a fuel for main propulsion, including bunkers, to prepare and submit a response plan for each vessel on or before August 8, 2005. The implementing regulations took effect on October 30, 2013. The vessel response plans must include detailed information on actions to be taken by vessel personnel to prevent or mitigate any discharge or substantial threat of such a discharge of ore from the vessel due to operational activities or casualties.

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

In response to the Deepwater Horizon incident in the Gulf of Mexico, in 2010 the U.S. Congress proposed, but did not formally adopt, legislation to amend OPA 90 to mandate stronger safety standards and increased liability and financial responsibility for offshore drilling operations. While Congressional activity on this topic is expected to continue to focus on offshore facilities rather than on vessels generally, it cannot be known with certainty what form any such new legislative initiatives may take.

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

For vessel operations not covered by the CLC, in 2001, the IMO adopted the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”), which imposes strict liability on shipowners for pollution damage in jurisdictional waters of ratifying states caused by discharges of “bunker oil.” The Bunker Convention defines “bunker oil” as “any hydrocarbon mineral oil, including lubricating oil, used or intended to be used for the operation or propulsion of the ship, and any residues of such oil.” The Bunker Convention also requires registered owners of ships over a certain size to maintain insurance for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime. The Bunker Convention entered into force on November 21, 2008, and as of February 7, 2019, had 91 contracting states, representing 92.85% of the gross tonnage of the world’s merchant fleet. In other jurisdictions, liability for spills or releases of oil from ships’ bunkers continues to be determined by the national or other domestic laws in the jurisdiction where the events or damages occur.

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

The U.S. Coast Guard regulations, intended to align with international maritime security standards, exempt non-U.S. vessels from MTSA vessel security measures, provided such vessels have on board a valid “International Ship Security Certificate” that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code. We have implemented the various security measures required by the IMO, SOLAS and the ISPS Code and have approved ISPS certificates and plans certified by the applicable flag state on board all our vessels. Starting January 1, 2016, the IMDG Code also included updates to the provisions for radioactive material, reflecting the latest provisions from the International Atomic Energy Agency, or the IAEA, new marking requirements for “overpack” and “salvage” and updates to various individual packing requirement

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships, notably off the coast of Somalia, including the Gulf of Aden and Arabian Sea area. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk remains of uninsured losses which could significantly affect our business. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag states have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance with them as an essential part of compliance with the ISPS Code.

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

Uninsured Risks: Not all risks are insured and not all risks are insurable. The principal insurable risks, which nonetheless remain uninsured across our businesses, are “loss of hire”, “strikes,” except in cases of loss of hire due to war or a piracy event or due to presence of contraband on board, “defense,” and “credit risk. Specifically, we do not insure these risks because the costs are regarded as disproportionate. These insurances provide, subject to a deductible, a limited indemnity for hire that would not be receivable by the shipowner for reasons set forth in the policy. Should a vessel on time charter, where the vessel is paid a fixed hire day by day, suffer a serious mechanical breakdown, the daily hire will no longer be payable by the charterer. The purpose of the loss of hire insurance is to secure the loss of hire during such periods. In the case of strikes insurance, if a vessel is being paid a fixed sum to perform a voyage and the ship becomes strike bound at a loading or discharging port, the insurance covers the loss of earnings during such periods. However, in some cases when a vessel is transiting high risk war and/or piracy areas, we arrange war loss of hire insurance to cover up to 270 days of detention/loss of time. When our charterers engage in legally permitted trading in locations which may still be subject to sanctions or boycott, such as Iran, Syria and Sudan, our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading, which could result in reduced insurance coverage for losses incurred by the related vessels. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and share price.

There are no deductibles for the war loss of hire cover in case of piracy and contraband cover. We maintain strike and business interruption insurance for our port terminal operations.

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

Navios Holdings seeks to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Navios Holdings’ vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. Navios Holdings also enters into COAs, which gives Navios Holdings, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination.

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

Refer to “Item 8. Financial Information” in “Legal Proceedings”.

Crewing and Shore Employees

Navios Holdings crews its vessels primarily with Greek, Ukrainian, Georgian, Filipino, Polish, Romanian, Indian and Russian officers and Filipino, Georgian, Indian, Romanian, Ethiopian and Ukrainian seamen. Navios Holdings’ fleet manager is responsible for selecting its Greek officers. Other nationalities are referred to Navios Holdings’ fleet manager by local crewing agencies. Navios Holdings is also responsible for travel and payroll of the crew. The crewing agencies handle each seaman’s training. Navios Holdings requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Navios Logistics crews its fleet with Argentinean, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew. Employees of the Navios Holdings provide assistance to Navios Containers and its operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement; therefore Navios Containers does not employ additional staff.

As of December 31, 2018, with respect to shore-side employees, Navios Holdings and its subsidiaries employed 250 employees in its Piraeus, Greece office, 11 employees in its New York office, seven employees in its Antwerp, Belgium office, three employees in its Monaco office and one employee in its Singapore office. Navios Logistics employs 50 employees in the Asuncion, Paraguay office, 21 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, eight employees in the Montevideo, Uruguay office, 196 employees at the port facility in Nueva Palmira, Uruguay and 10 employees in the Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates currently lease the following properties:

•

Navios Shipmanagement Inc. and Navios Corporation lease approximately1,650.9 square meters of space at 85 Akti Miaouli, Piraeus, Greece, pursuant to several lease agreements that continue to be effective until either party terminates the agreement and other lease agreements that expire in 2019.

•	Kleimar N.V. leases approximately 632 square meters for its offices, in Antwerp, Belgium, pursuant to a lease that expires in June 2019.

•

Navios Corporation leases approximately 16,703 square feet of space at 825 Third Avenue, New York, New York, pursuant to a lease that expires in April 2019 and 17,627 square feet of space at 599 Lexington Avenue, New York, New York, pursuant to a lease that expires in 2029. Navios Holdings sublets a portion of the 34th floor in the building located at 825 Third Avenue, New York, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2019. Navios Holdings sublets a portion of the 35th floor in the building located at 599 Lexington Avenue, New York, New York, which premises comprise a portion of the premises under the main lease, to a third party pursuant a sub-lease that expires in 2029.

•

Navios Tankers Management Inc. leases approximately 2,954 square meters for its offices in Piraeus, Greece, pursuant to a lease that expires in 2019 and other lease agreements that expire in 2025 and 2034.

•	Navios Containers Management Inc. leases approximately 373 square meters for its offices in Piraeus, Greece, pursuant to a lease that expires in 2030.

•	Kleimar LTD. leases approximately 30 square meters for its offices in Piraeus, Greece, pursuant to a lease that expires in 2030.

•	Navios Holdings and Navios Tankers Management Inc. leases office space in Monaco pursuant to a lease that expires in June 2023.

Navios Logistics and its subsidiaries currently lease, (or occupy as free zone users, as the case may be), the following premises:

•

CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facilities, located at Zona Franca, Nueva Palmira, Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user were renewed in a single free zone user agreement. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain, iron ore, minerals and all types of liquid cargo on land in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the grain terminal were located, so that such area was subsequently assigned to Granos, another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division if it breaches the terms of the agreement, or labor laws and social security contributions, and if it commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos has entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, and to build and operate a plant to receive, prepare and dry grain and all types of liquid cargo on land in the Nueva Palmira Free Zone. By the means of the said agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•	CNSA also leases approximately 400 square meters of space at Paraguay 2141, Montevideo, Uruguay, pursuant to a lease that expires in November 2020.

•	Compania Naviera Horamar S.A. leases approximately 409 square meters at Cepeda 429 Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 2020.

•	Compania Naviera Horamar S.A. leases approximately 277 square meters at 874 California Street, Buenos Aires, Argentina. The lease agreement expires in August 31, 2021.

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per an amendment dated December 13, 2018, the lease agreement has been suspended until April 30, 2019.

•	Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021.

•

Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in Ocrober 2023.

•	Hidronave South American Logistics leases an office space at 688, 15 de novembro street, Corumbá, Brazil, pursuant to a lease agreement that expires in May 2020.

•	Docas Fluvial de Porto Murtinho Ltda. owns plots of land in Porto Murtinho, Brazil. This land is approximately 58,876 square meters and it is located on the shoreline of the Paraguay River.

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

Compania Naviera Horamar S.A. owns two storehouses located at 880 Calle California, Ciudad Autonoma de Buenos Aires, Argentina and at 791/795 Calle General Daniel Cerri, Ciudad Autonoma de Buenos Aires, Argentina of approximately 259 and 825 square meters, respectively. Compania Naviera Horamar S.A. also owns approximately 1,139 square meters of office space located in 846 Avenida Santa Fe, Ciudad Autonoma de Buenos Aires, Argentina.

Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

Navios Containers and its subsidiaries currently lease the following premises:

•	Navios Containers leases office space in Monaco pursuant to a lease that expires in June 2023.

C. Organizational structure

Navios Holdings and/or its subsidiaries maintain offices in Monaco, Piraeus, Greece, Antwerp, Belgium, New York and Singapore. Commercial ship management, risk management, operation and technical management of Navios Holdings’ owned vessels are conducted through wholly-owned subsidiaries of Navios Holdings. Navios Logistics maintains offices in Montevideo - Uruguay, Buenos Aires - Argentina, Asuncion - Paraguay, and Corumba - Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and pushboats through its wholly-owned subsidiaries. Navios Logistics holds the rights to operate the ports and transfer facilities in Nueva Palmira indirectly through its Uruguayan subsidiary, CNSA, and Granos and owns the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

As of December 31, 2018, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned by Navios Holdings and Navios Containers and its subsidiaries, which is 3.7% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure as of December 31, 2018.

Subsidiaries included in the consolidation:

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2018	2017	2016
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Containers L.P.	Holding Company	3.7%	Marshall Is.	11/30 - 12/31	—	—
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 8/30	1/1 - 12/31	1/1 - 12/31
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 8/30	1/1 - 12/31	1/1 - 12/31
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/2 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	11/3 - 12/31	—
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	12/15 - 12/31	—
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	—	—
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/15 - 12/31	—	—
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	2/13 - 12/31	—	—
Navios Maritime Containers GP LLC	Operating Company	100%	Marshall Is.	9/11 - 12/31	—	—
Navios Containers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	—	—
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	11/7 - 12/31	—	—
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	12/4 - 12/31	—	—
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	10/11 - 12/31	—	—

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2018 was 20.0%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2018 was 35.8%); (iii) Navios Europe I and its subsidiaries (economic interest as of December 31, 2018 was 47.5%); (iv) Navios Europe II and its subsidiaries (economic interest as of December 31, 2018 was 47.5%); and (v) Navios Containers and its subsidiaries (economic interest as of November 30, 2018, date of obtaining control, was 3.7%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2018, 2017 and 2016. Navios Holdings’ financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

Overview

Navios Holdings is a global, vertically integrated seaborne shipping, logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain as well as containerships. Navios Holdings technically and commercially manages its owned fleet, Navios Acquisition’s fleet, Navios Partners’ fleet, Navios Europe I’s fleet Navios Europe II’s fleet and Navios Containers’ fleet, and commercially manages its chartered-in fleet.

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America, serving its customers in the Hidrovia region through three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral-related exports and the other for refined petroleum products. Navios Logistics complements its three port terminals with a diverse fleet of 336 barges and pushboats and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker to be delivered which operate in its cabotage business. Navios Holdings currently owns 63.8% of Navios Logistics.

Navios Containers, a consolidated subsidiary of Navios Holdings since November 30, 2018 (date of obtaining control), is a growth-oriented international owner and operator of containerships. Navios Containers was formed in April 2017 to take advantage of acquisition and chartering opportunities in the container shipping sector. As of December 31, 2018, Navios Holdings had a 3.7% ownership interest in Navios Containers.

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

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. As of December 31, 2018, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 32.8% and its economic interest in Navios Acquisition was 35.8%.

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

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods at fixed or floating rates to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings trades additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters or COAs.

Generally, this chartering policy may have the effect of generating Time Charter Equivalents (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $12,700 per day for the year ended December 31, 2018. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Navios Holdings holds 22 purchase options, including the purchase options of the vessels under bareboat contracts, expected to be delivered through 2020.

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

Navios Containers’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Containers to time charter-out many or all of the vessels that it is operating (i.e., vessels owned by Navios Containers or which Navios Containers controls) for periods at fixed rates to various shipping industry counterparties considered by Navios Containers to have appropriate credit profiles. By doing this, Navios Containers aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions, when Navios Containers deems necessary.

Navios Containers believes that a decrease in the global finished and semi-finished goods trades from its current level, and the delivery of containership new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Containers believes that the operating cost advantage of its owned vessels will continue to help mitigate the impact of any declines in time charter rates. A reduced time charter rate environment also has an adverse impact on the value of Navios Containers’ owned fleet. In reaction to a decline in time charter rates, available ship financing can also be negatively impacted.

Fleet

The following is the current “core fleet” employment profile (excluding Navios Logistics and Navios Containers). The current “core fleet” consists of 61 vessels totaling 6.4 million deadweight tons and has an average age of 7.8 years, assuming basis delivered fleet. The employment profile of the fleet as of April 19, 2019 is reflected in the tables below. Navios Holdings has currently chartered-out 80.1% of available days for 2019, out of which 46.0% on fixed rate and 34.1% on index. Although the fees as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Serenity	Handysize	2011	34,690	9,263	No	08/2019
Navios Vector	Ultra Handymax	2002	50,296	9,738	No	04/2019
Navios Mercator	Ultra Handymax	2002	53,553	5,700	No	05/2019
Navios Arc	Ultra Handymax	2003	53,514	10,450	No	06/2019
Navios Hios	Ultra Handymax	2003	55,180	10,450	No	04/2019
Navios Kypros	Ultra Handymax	2003	55,222	8,281 —	No 100% of average Baltic Supramax 58 10 TC Index Routes	04/2019 09/2019
Navios Astra	Ultra Handymax	2006	53,468	10,213	No	09/2019
Navios Primavera	Ultra Handymax	2007	53,464	7,030	No	04/2019
Navios Ulysses	Ultra Handymax	2007	55,728	8,449 —	No 100% of average Baltic Supramax 58 10 TC Index Routes	04/2019 08/2019
Navios Celestial	Ultra Handymax	2009	58,063	8,315 —	No 100% of average Baltic Supramax 58 10 TC Index Routes	04/2019 08/2019
Navios Vega	Ultra Handymax	2009	58,792	10,688	No	04/2019
Navios Star	Panamax	2002	76,662	9,529 —	No 99% of average Baltic Panamax Index 4TC Routes	06/2019 04/2020
Navios Northern Star	Panamax	2005	75,395	—	100% of average Baltic Panamax Index 4TC Routes	03/2021
Navios Amitie	Panamax	2005	75,395	8,951 —	No 100% of average Baltic Panamax Index 4TC Routes	06/2019 12/2020
Navios Taurus	Panamax	2005	76,596	9,384 10,347 11,309 —	No No No 100% of average Baltic Panamax Index 4TC Routes	06/2019 09/2019 12/2019 07/2020
Navios Asteriks	Panamax	2005	76,801	9,144 10,010 —	No No 100% of average Baltic Panamax Index 4TC Routes	06/2019 09/2019 12/2020
N Amalthia	Panamax	2006	75,318	9,625 10,636 —	No No 100% of average Baltic Panamax Index 4TC Routes	06/2019 09/2019 01/2021
Navios Galileo	Panamax	2006	76,596	8,951 —	No 100% of average Baltic Panamax Index 4TC Routes	06/2019 01/2021
N Bonanza	Panamax	2006	76,596	9,625 10,684 —	No No 100% of average Baltic Panamax Index 4TC Routes	06/2019 09/2019 12/2020
Navios Avior	Panamax	2012	81,355	12,113	No	06/2019
Navios Centaurus	Panamax	2012	81,472	9,928 10,973 —	No No 111% of average Baltic Panamax Index 4TC Routes	06/2019 09/2019 12/2019

Vessels	Type	Built	DWT	Charter- out Rate (1)	Profit Share	Expiration Date (2)
Navios Equator Prosper	Capesize	2000	171,191	4,057	No	04/2019
Navios Stellar	Capesize	2009	169,001	—	102% Weighted Average Baltic Capesize 5TC Index Routes	01/2020
Navios Bonavis	Capesize	2009	180,022	4,666 —	No 102% Weighted Average Baltic Capesize 5TC Index Routes	05/2019 08/2019
Navios Happiness	Capesize	2009	180,022	— —	102% Weighted Average Baltic Capesize 5TC Index Routes 100.5% Weighted Average Baltic Capesize 5TC Index Routes	05/2019 03/2021
Navios Phoenix	Capesize	2009	180,242	16,424	No	12/2019
Navios Lumen	Capesize	2009	180,661	— 12,588 15,913	100% Weighted Average Baltic Capesize 5TC Index Routes No No	06/2019 09/2019 12/2019
Navios Antares	Capesize	2010	169,059	—	102% Weighted Average Baltic Capesize 5TC Index Routes	01/2020
Navios Etoile	Capesize	2010	179,234	—	100.25% Weighted Average Baltic Capesize 5TC Index Routes	12/2019
Navios Bonheur	Capesize	2010	179,259	4,598 —	No 101.5% Weighted Average Baltic Capesize 5TC Index Routes	05/2019 08/2019
Navios Altamira	Capesize	2011	179,165	14,825	No	12/2019
Navios Azimuth	Capesize	2011	179,169	15,628	No	10/2019
Navios Ray	Capesize	2012	179,515	19,570	No	06/2019
Navios Gem	Capesize	2014	181,336	17,480	No	12/2019

Long-term Chartered-in Vessels

The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for 2019 is estimated at $13,811/day. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2019 are 7,485 days.

Vessels	Type	Built	DWT	Purchase Option (3)		Charter-out Rate (1)		Expiration Date (2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	8,788		07/2019
Navios Mercury	Ultra Handymax	2013	61,393	Yes		9,275 —	(5)	04/2019 09/2019
Navios Venus	Ultra Handymax	2015	61,339	Yes		9,094 —	(6)	05/2019 09/2019
Navios Marco Polo	Panamax	2011	80,647	Yes		9,013 —	(7)	04/2019 08/2020
Navios Southern Star	Panamax	2013	82,224	Yes		11,171 —	(8)	04/2019 02/2020
Sea Victory	Panamax	2014	77,095	Yes		10,780		05/2019

Elsa S	Panamax	2015	80,954	No		9,048 —	(9)	06/2019 01/2021
Navios Amber	Panamax	2015	80,994	Yes		8,831 —	(9)	05/2019 03/2021
Navios Sky	Panamax	2015	82,056	Yes		8,447 —	(10)	04/2019 03/2021
Navios Coral	Panamax	2016	84,904	Yes		9,193 —	(11)	04/2019 09/2020
Navios Citrine	Panamax	2017	81,626	Yes		9,500 — —	(12)(11)	04/2019 04/2020 12/2020
Navios Dolphin	Panamax	2017	81,630	Yes		10,132 — —	(12)(11)	04/2019 05/2020 11/2020
Mont Blanc Hawk	Panamax	2017	81,638	No		9,324 —	(9)	04/2019 04/2021
Cassiopeia Ocean	Panamax	2018	82,069	No		10,405 11,069 —	(9)	06/2019 09/2019 07/2021
Navios Gemini	Panamax	2018	81,704	No	(17)	14,393		09/2020
Navios Horizon I	Panamax	2019	81,692	No	(17)	8,550 11,400 12,198 —	(11)	06/2019 09/2019 12/2019 09/2021
King Ore	Capesize	2010	176,800	Yes				—
Navios Koyo	Capesize	2011	181,415	Yes		—	(13)	12/2019
Navios Obeliks	Capesize	2012	181,415	Yes				—
Dream Canary	Capesize	2015	180,528	Yes		—	(14)	12/2020
Dream Coral	Capesize	2015	181,249	Yes		5,581 — 16,625 —	(15)(15)	05/2019 06/2019 12/2019 10/2020
Navios Felix	Capesize	2016	181,221	Yes		—	(16)	12/2019

Long-term Bareboat Chartered-in Fleet to be delivered

Vessels	Type	Delivery Date	DWT	Purchase Option (3)	Expiration Date
Navios Herakles I	Panamax	Q3 2019	81,000	Yes	Q2 2029
Navios Felicity I	Panamax	Q4 2019	81,000	Yes	Q4 2029
Navios Uranus	Panamax	Q4 2019	81,600	Yes	Q4 2029
Navios Galaxy II	Panamax	Q1 2020	81,600	Yes	Q4 2029
Navios Magellan II	Panamax	Q2 2020	81,000	Yes	Q1 2030

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	110% to 112% of average Baltic Supramax 58 10TC Index Routes.
(6)	110% of average Baltic Supramax 58 10TC Index Routes.
(7)	112% of average Baltic Panamax 4TC Index Routes.
(8)	133.75% of average Baltic Panamax 4TC Index Routes.
(9)	115% of average Baltic Panamax 4TC Index Routes.
(10)	113% of average Baltic Panamax 4TC Index Routes.
(11)	120% of average Baltic Panamax 4TC Index Routes.
(12)	134% of average Baltic Panamax 4TC Index Routes.
(13)	110% of average Baltic Capesize 5TC Index Routes.
(14)	120% of average Baltic Capesize 5TC Index Routes.
(15)	122% of average Baltic Capesize 5TC Index Routes.
(16)	118% of average Baltic Capesize 5TC Index Routes.
(17)	Navios Holdings has the right of first refusal and profit sharing on sale of vessel.

Recent Developments

Navios Logistics Credit Facility

On April 25, 2019, Navios Holdings entered into a secured credit facility of $50.0 million with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five subsidiaries of the Company that have entered into certain bareboat contracts. Each such bareboat contract has a ten-year term for a newbuilding bulk carrier and an option to acquire the related vessel. The credit facility is available in multiple drawings, has an arrangement fee of $0.5 million, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. The credit facility matures in April 2021. As of April 25, 2019, $19.0 million was drawn under this facility of which $18.7 million was used to acquire the 2022 Notes from Navios Logistics. During March 2019 and as of April 15, 2019, Navios Logistics purchased $35.5 million of the 2022 Notes from unaffiliated third parties in open market transactions for $17.6 million plus accrued interest.

Fleet Update

On April 23, 2019, Navios Containers took delivery of a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership was financed with a: (i) loan of up to $31.1 million from a commercial bank; (ii) $15.0 million credit by the seller; and (iii) cash on balance sheet.

In March 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Meridian, a 2002-built Ultra Handymax vessel of 50,316 dwt, for a total net sale price of $6.8 million, paid in cash. The loss due to sale amounted to $5.5 million.

In February 2019, Navios Containers announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52.5 million. The acquisition of the containership will be financed with a: (i) loan of up to $31.8 million from a commercial bank; (ii) $5.0 million credit by the seller; and (iii) cash on balance sheet. The containership is expected to be delivered to Navios Containers’ owned fleet in the third quarter of 2019.

Series G and Series H Exchange Offer

On December 21, 2018, Navios Holdings announced that it commenced an offer to exchange cash and/or newly issued 2024 Notes for approximately 66 2/3% of each of the outstanding Series G Depositary Shares and Series H Depositary Shares (the “Exchange Offer”). As of March 21, 2019, a total of 10,930 Series H were validly tendered in exchange for a total of approximately $4.2 million cash consideration and a total of approximately $4.7 million in aggregate principal amount of 2024 Notes. As of April 18, 2019, a total of 8,841 Series G were validly tendered in exchange for a total of approximately $4.4 million cash consideration and a total of approximately $3.9 million in aggregate principal amount of 2024 Notes.

Navios Revolving Loans I

In February 2019, Navios Holdings funded with $4.0 million Navios Europe I under Navios Revolving Loans I.

Reverse Stock Split

On December 21, 2018, the Navios Holdings’ common stockholders approved a one-for-ten reverse stock split of the Company’s outstanding shares of common stock (the “Reverse Stock Split”), in order to achieve compliance with the NYSE’s continued listing standards. The Reverse Stock Split was effective since January 3, 2019 and the common stock commenced trading on that date on a split-adjusted basis. As a result of the Reverse Stock Split, every ten shares of issued and outstanding common stock were combined into one issued and outstanding share of common stock, without any change in authorized shares or the par value per share. All issued and outstanding shares of common stock, redemption and conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented.

Navios Containers Repurchase Program

In March 2019, the Board of Directors of Navios Containers authorized a unit repurchase program for up to $10.0 million of Navios Containers’ common units over a one-year period. Common unit repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of repurchases under the program will be determined by Navios Containers’ management based upon market conditions and other factors. Repurchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. The program does not require any minimum repurchase or any specific number of units of common equity and may be suspended or reinstated at any time in Navios Containers’ discretion and without notice. The Board of Directors of Navios Containers will review the program periodically. As of the date of this report, Navios Containers has not yet purchased any units under this program.

A. Operating Results

Factors Affecting Navios Holdings’ Results of Operations:

Navios Holdings actively manages the risk in its operations by: (i) operating the vessels in its fleet in accordance with all applicable international standards of safety and technical ship management; (ii) enhancing vessel utilization and profitability through an appropriate mix of long-term charters complemented by spot charters (time charters for short-term employment) and COAs; (iii) monitoring the financial impact of corporate exposure from physical transactions; (iv) monitoring market and counterparty credit risk limits; (v) adhering to risk management and operation policies and procedures; and (vi) requiring counterparty credit approvals.

Navios Holdings believes that the important measures for analyzing trends in its results of operations include the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 6.4 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to scheduled repairs or repairs under guarantee, vessel upgrades or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

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

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned core fleet is 7.8 years, basis fully delivered fleet. However, as such fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charters, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has three reportable segments: the Dry Bulk Vessel Operations, the Logistics Business and the Containers Business. The Dry Bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels and freight. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders. The Containers Business is a new reportable segment for the year ended December 31, 2018 as a result of the consolidation of Navios Containers since November 30, 2018 (date of obtaining control).

For further segment information, please see Note 19 to the Consolidated Financial Statements included elswhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2018 compared to the year ended December 31, 2017

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2018 and 2017, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2018 and 2017.

(In thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$517,739	$463,049
Administrative fee revenue from affiliates	28,393	23,667
Time charter, voyage and logistics business expenses	(206,333)	(213,929)
Direct vessel expenses	(101,543)	(116,713)
General and administrative expenses incurred on behalf of affiliates	(28,393)	(23,667)
General and administrative expenses	(27,513)	(27,521)
Depreciation and amortization	(102,839)	(104,112)
Provision for losses on accounts receivable	(575)	(269)
Interest income	8,748	6,831
Interest expense and finance cost	(139,120)	(121,611)
Impairment losses	(200,657)	(50,565)
Bargain gain upon obtaining control	58,313	—
Gain/(loss) on bond and debt extinguishment	6,464	(981)
Gain on sale of assets	28	1,064
Other income	14,582	6,140
Other expense	(13,708)	(13,761)

Loss before equity in net earnings of affiliated companies	$(186,414)	$(172,378)
Equity in net (losses)/earnings of affiliated companies	(80,205)	4,399

Loss before taxes	$(266,619)	$(167,979)
Income tax benefit/(expense)	1,108	3,192

Net loss	$(265,511)	$(164,787)
Less: Net income attributable to the noncontrolling interest	(3,207)	(1,123)

Net loss attributable to Navios Holdings common stockholders	$(268,718)	$(165,910)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2018 and 2017 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2018	2017
FLEET DATA
Available days	22,938	23,433
Operating days	22,855	23,359
Fleet utilization	99.6%	99.7%
Equivalent vessels	63	64
AVERAGE DAILY RESULTS
TCE	$12,534	$9,705

During the year ended December 31, 2018, there were 495 less available days as compared to 2017, mainly due to (i) a decrease in available days for owned vessels by 864 days following the sale of Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles, Navios Horizon and Navios Ionian; and (ii) a decrease in short-term charter-in fleet available days by 57 days. This overall decrease was partially mitigated by an increase in long-term charter-in fleet available days by 426 days.

The average TCE rate for the year ended December 31, 2018 was $12,534 per day, $2,829 per day higher than the rate achieved in 2017, mainly due to the improved freight and time charter market.

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2018 was $298.1 million as compared to $250.4 million for the same period during 2017. The increase in dry bulk revenue was mainly attributable to the increase in TCE per day by 29.1% or $2,829 to $12,534 per day in the year ended December 31, 2018, as compared to $9,705 per day in the same period in 2017.

Revenue from the Logistics Business was $207.6 million for the year ended December 31, 2018 as compared to $212.6 million for the year ended December 31, 2017. The decrease of $5.0 million was mainly attributable to (i) a $13.2 million decrease in the barge business, mainly due to lower liquid cargo transportation; (ii) a $5.0 million decrease in the cabotage business mainly attributable to lower rates achieved; and (iii) a $0.1 million decrease in sales of products mainly due to a decrease in volume of the products sold at the Paraguayan liquid port terminal. The overall decrease was partially mitigated by (i) a $13.3 million increase in the port terminal business mainly attributable to the operations of the iron ore terminal, servicing the Vale contract, for the full year in 2018, compared to partial year in 2017; and (ii) a $2.5 million increase in sales of products, mainly attributable to the commencement of operations at the new iron ore terminal.

Revenue from the Containers Business was $12.1 million for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

Administrative Fee Revenue from Affiliates: Administrative fee revenue from affiliates increased by $4.7 million, or 19.8%, to $28.4 million for the year ended December 31, 2018, as compared to $23.7 million for the year ended December 31, 2017. See general and administrative expenses incurred on behalf of affiliates and general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and Logistics Business expenses decreased by $7.6 million or 3.6% to $206.3 million for the year ended December 31, 2018, as compared to $213.9 million for the year ended December 31, 2017.

Time charter and voyage expenses from dry bulk operations decreased by $7.0 million, or 4.7%, to $142.6 million for the year ended December 31, 2018, as compared to $149.6 million for the year ended December 31, 2017. This was primarily due to (i) a decrease in off hire and fuel expenses by $7.7 million; (ii) a decrease in port expenses by $3.1 million; and (iii) a decrease in other voyage expenses by $1.6 million. The overall decrease was partially mitigated by an increase in charter-in expenses by $5.4 million, mainly due to an increase in charter-in available days in 2018, as compared to the same period in 2017.

Of the total expenses for the years ended December 31, 2018 and 2017, $63.2 million and $64.3 million, respectively, related to Navios Logistics. The decrease of $1.1 million in time charter, voyage and Logistics Business was mainly due to (i) a $1.8 million decrease in barge business mainly attributable to the reduced number of voyages; and (ii) a $0.3 million decrease in cabotage business mainly attributable to the decreased voyage expenses. The overall decrease was partially mitigated by (i) a $0.4 million increase in the port terminal business mainly attributable to the operations of the iron ore terminal, servicing the Vale contract, for the full year in 2018, compared to partial year in 2017; and (ii) a $0.6 million increase in cost of products sold mainly attributable to an increase in the price of the products sold at the Paraguayan liquid port terminal.

Time charter and voyage expenses from Containers Business was $0.5 million for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

Direct Vessel Expenses: Direct vessel expenses decreased by $15.2 million, or 13.0%, to $101.5 million for the year ended December 31, 2018, as compared to $116.7 million for the year ended December 31, 2017. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $6.1 million, or 13.2%, to $40.1 million for the year ended December 31, 2018, as compared to $46.2 million for the year ended December 31, 2017. This decrease was mainly attributable to (i) a decrease in operating days of the owned vessels mainly due to the sale of the Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles, Navios Horizon and Navios Ionian; (ii) a decrease in crew related costs; (iii) a decrease in sundry general expenses; and (iv) a decrease in insurance costs.

Of the total amounts of direct vessel expenses for the years ended December 31, 2018 and 2017, $56.2 million and $70.5 million, respectively, related to the Logistics Business. The decrease of $14.3 million in direct vessel expenses was mainly due to (i) a $8.9 million decrease in cabotage business mainly attributable to a decrease in the Argentinean crew costs; (ii) a $4.7 million decrease in barge business mainly attributable to decreased crew costs; and (iii) a $0.7 million decrease in amortization of deferred drydock and special survey costs of Navios Logistics’ fleet.

Direct vessel expenses from Containers Business was $5.3 million for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates increased by $4.7 million, or 19.8%, to $28.4 million for the year ended December 31, 2018, as compared to $23.7 million for the year ended December 31, 2017. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Administrative fee revenue from affiliates	$(28,393)	$(23,667)
General and administrative expenses incurred on behalf of affiliates	28,393	23,667
General and administrative expenses	27,513	27,521

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Dry bulk Vessel Operations	$11,576	$10,856
Logistics Business	15,064	16,665
Containers Business	873	—

General and administrative expenses	$27,513	$27,521

General and administrative expenses remained stable at $27.5 million for the years ended December 31, 2018 and December 31, 2017.

Depreciation and Amortization: For the year ended December 31, 2018, depreciation and amortization decreased by $1.3 million to $102.8 million, as compared to $104.1 million for the year ended December 31, 2017.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $6.1 million, or 8.3%, to $67.7 million for the year ended December 31, 2018, as compared to $73.8 million for the year ended December 31, 2017. This decrease was primarily due to (i) the sale of Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles, Navios Horizon and Navios Ionian; and (ii) the impairment loss recognized in the fourth quarter of 2017 for one of the Company’s vessels; partially mitigated by the acquisition of Navios Primavera and Navios Equator Prosper. Amortization expenses related to dry bulk operations decreased by $0.6 million, or 17.6%, to $2.8 million for the year ended December 31, 2018, as compared to $3.4 million for the year ended December 31, 2017. This decrease was mainly due to early redelivery of one vessel in the third quarter of 2016, resulting in the subsequent write-off of the related purchase option and the favorable lease balance.

Of the total amount of depreciation and amortization for the year ended December 31, 2018 and 2017, $29.3 million and $26.9 million, respectively, related to Navios Logistics. The increase in depreciation and amortization of the Logistics Business was mainly due to (i) a $2.1 million increase in the depreciation of port terminal business mainly due to the operations of the iron ore terminal, servicing the Vale contract, for the full year in 2018, compared to partial year in 2017; (ii) a $1.2 million increase in the depreciation of barge business mainly due to the commencement of operations of the three new pushboats; and (iii) a $0.3 million increase in the amortization of intangibles assets in the port terminal business. The overall increase was partially mitigated by a $1.1 million decrease in the amortization of intangibles assets in the barge business.

Depreciation and amortization expenses related to Containers Business was $3.1 million for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2018, provision for losses on accounts receivable increased by $0.3 million to $0.6 million, as compared to $0.3 million for the year ended December 31, 2017. The increase was mainly attributable to $0.8 million decrease in recovery of bad debt provisions in the Dry Bulk Vessel Operations. This overall increase was partially mitigated by a $0.5 million decrease in the provision for losses in the Logistics Business.

Interest Income: Interest income increased by $1.9 million to $8.7 million for the year ended December 31, 2018, as compared to $6.8 million for the same period in 2017, mainly due to (i) a $1.6 million increase in interest income of the Dry Bulk Vessel Operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners in March 2017; and (ii) a $0.3 million increase in interest income of Logistics Business mainly due to higher income from short-term deposits.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2018 increased by $17.5 million, or 14.4%, to $139.1 million, as compared to $121.6 million in the same period of 2017. This increase was due to (i) a $11.4 million increase in interest expense and finance cost of the Logistics Business mainly attributable to the increased amount of debt drawn during the period and the reduced amount of capitalized interest, following the completion of the new iron ore terminal, during the year ended December 31, 2017 and the delivery of the three new pushboats in the first quarter of 2018; (ii) a $4.9 million increase in interest expense and finance cost of the Dry Bulk Vessel Operations, mainly attributable to increase in interest expense and finance costs related to 2022 Senior Secured Notes entered into in November 2017, the full repayment of the Navios Acquisition Loan, 2019 Notes (as defined herein) and the repurchase of the 2022 Notes (as defined herein); and (iii) $1.2 million interest expense and finance cost of Containers Business for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

Impairment Losses: For the year ended December 31, 2018, impairment losses recognized increased by $150.1 million to $200.7 million, as compared to $50.6 million for the year ended December 31, 2017. During the year ended December 31, 2018, the Company recognized (i) impairment losses of $179.2 million for four of the Company’s vessels; and (ii) impairment losses of $21.5 million relating to the sale of Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles and Navios Herakles. During the year ended December 31, 2017, the Company recognized (i) an impairment loss of $32.9 million for one of the Company’s vessels; (ii) impairment losses of $14.2 million relating to the sale of Navios Ionian and Navios Horizon; and (iii) an impairment loss of $3.4 million relating to a favorable lease term considered as impaired and written off.

Gain on Bond and Debt Extinguishment: During year ended December 31, 2018, the Company repurchased $35.7 million of its 2022 Notes (as defined herein) for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred fees written-off. During year ended December 31, 2017, the Company refinanced one of its secured credit facilities and a benefit to nominal value of $1.7 million was achieved. During November 2017, the Company refinanced its 2019 Notes resulting in a loss on bond extinguishment of $2.7 million.

Gain on Sale of Assets: Gain on sale of assets amounted to $1.1 million for the year ended December 31, 2017, mainly attributable to the sale of two self-propelled barges of the Logistics Business.

Bargain Gain upon Obtaining Control: The excess of the fair value of Navios Containers’ identifiable net assets upon obtaining control of $229.9 million over the total fair value of Navios Containers’ total shares outstanding as of November 30, 2018 (date of obtaining control) of $171.7 million, resulted in a bargain gain upon obtaining control in the amount of $58.1 million as of December 31, 2018. Please refer to Note 3 to the Consolidated Financial Statements included herein.

Other Income: Other income increased by $8.5 million to $14.6 million for the year ended December 31, 2018, as compared to $6.1 million for the year ended December 31, 2017. The increase was due to (i) a $8.0 million increase in other income of the Logistics Business; (ii) a $0.4 million increase in other income of Dry Bulk Vessels Operations; and (iii) $0.1 million other income of Containers Business for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

The increase in other income of the Dry Bulk Vessels Operations is mainly due to a $0.9 million gain from sale of our investment in Acropolis on December 6, 2018; partially mitigated by $0.5 million decrease in miscellaneous other income.

The increase in other income of the Logistics Business was mainly due to (i) a $9.2 million increase in other income mainly due to the insurance claim related to the fire incident at the iron ore port terminal; and (ii) a $2.0 million decrease in taxes other than income taxes, partially mitigated by (i) a 2.1 million decrease in other income; and (ii) a $1.1 million decrease due to the income recorded from an arbitration award in 2017.

Other Expense: Other expense decreased by $0.1 million to $13.7 million for the year ended December 31, 2018, as compared to $13.8 million for the year ended December 31, 2017. This decrease was due to a $0.7 million decrease in other expense of Dry Bulk Vessels Operations, partially mitigated by (i) $0.4 million other expense of the Containers Business for the period from November 30, 2018 (date of obtaining control) to December 31, 2018; and (ii) a $0.2 million increase in other expense of the Logistics Business.

The increase in other expense of Dry Bulk Vessels Operations is mainly due to (i) a $2.5 million increase in other miscellaneous expenses; and (ii) a $0.3 million increase in taxes other than income tax. This increase was partially mitigated by (i) a $2.0 million decrease in loss from foreign exchange differences; and (ii) a $1.5 million decrease in miscellaneous voyage expenses

The increase in other expense of the Logistics Business is mainly due to an increase in loss from foreign exchange differences.

Equity in Net (Losses)/Earnings of Affiliated Companies: Equity in net earnings of affiliated companies decreased by $84.6 million to $80.2 million loss for the year ended December 31, 2018, as compared to $4.4 million income for the same period in 2017. This decrease was mainly due to (i) a $55.5 million OTTI loss relating to the investment in Navios Partners recognized in the fourth quarter of 2018; and (ii) a $29.1 million decrease in equity method income. The $29.1 million decrease in equity method income was mainly due to (i) $33.5 million decrease in equity method income from Navios Acquisition; (ii) a $0.1 million decrease in equity method income from Acropolis; partially mitigated by (i) a $3.7 million increase in equity method income from Navios Partners; (ii) a $0.5 million increase in equity method income from Navios Europe I and Navios Europe II; and (iii) a $0.3 million increase in equity method income from Navios Containers until November 30, 2018 (date of obtaining control).

Income Tax Benefit: Income tax benefit decreased by $2.1 million to a $1.1 million for the year ended December 31, 2018, as compared to a $3.2 million for the year ended December 31, 2017. The change in income tax was mainly attributable to Navios Logistics due to a $2.4 million decrease in tax benefit in barge business mainly due to a reduction of deferred tax liability due to the decrease in future Argentinean income tax rates from 2018 onwards, following the tax reforms voted by the Argentinean Parliament in December 31, 2017; partially mitigated by a $0.3 million decrease in income tax expense in cabotage business.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $2.1 million to $3.2 million income for the year ended December 31, 2018, as compared to $1.1 million for the same period in 2017. This decrease was mainly attributable to Logistics Business net income for the year ended December 31, 2018 compared to the same period in 2017 and to Containers Business net income for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $219.7 million, or 42.4%, of our revenue, $62.3 million net income of our total net loss, $140.8 million of our Adjusted EBITDA, $1,394.5 million, or 52.0%, of our total assets and $799.4 million, or 37.0%, of our total liabilities, in each case, for the year ended and as of December 31, 2018. Our non-guarantor subsidiaries accounted for $212.6 million, or 45.9%, of our revenue, $1.7 million net income of our total net loss, $61.1 million, or 88.8% of our Adjusted EBITDA, $952.6 million, or 36.2%, of our total assets and $588.5 million, or 29.2%, of our total liabilities, in each case, for the year ended and as of December 31, 2017. Our non-guarantor subsidiaries accounted for $220.3 million, or 52.5%, of our revenue, $5.4 million net income of our total net loss, $63.3 million of Adjusted EBITDA, $940.3 million, or 34.2%, of our total assets and $509.0 million, or 26.1%, of our total liabilities for the year ended December 31, 2016.

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

The following table presents cash flow information for each of the years ended December 31, 2018, 2017 and 2016 and were adjusted to reflect the adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. See also Note 2 to the Consolidated Financial Statements included elswere in this Annual Report.

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Net cash provided by operating activities	$55,637	$48,117	$39,826
Net cash provided by/(used in) investing activities	27,863	(42,365)	(150,565)
Net cash (used in)/ provided by financing activities	(66,916)	(12,940)	75,225

Increase/ (decrease) in cash and cash equivalents and restricted cash	16,584	(7,188)	(35,514)
Cash and cash equivalents and restricted cash, beginning of year	134,190	141,378	176,892

Cash and cash equivalents and restricted cash, end of year	$150,774	$134,190	$141,378

Cash provided by operating activities for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Net cash provided by operating activities increased by $7.5 million to $55.6 million for the year ended December 31, 2018, as compared to $48.1 million for the year ended December 31, 2017. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items, which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Net loss	$(265,511)	$(164,787)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	102,839	104,112
Amortization and write-off of deferred financing costs	7,880	6,391
Amortization of deferred drydock and special survey costs	13,828	14,727
Provision for losses on accounts receivable	575	269
Share based compensation	4,556	4,296
Gain on bond and debt extinguishment	(6,464)	(185)
Bargain gain upon obtaining control	(58,313)	—
Income tax benefit	(1,108)	(3,192)
Impairment losses	200,657	50,565
Gain on sale of assets	(894)	(1,064)
Loss/(equity) in affiliates, net of dividends received	84,317	4,610

Net income adjusted for non-cash items	$82,362	$15,742

Accounts receivable, net, remained stable to $60.3 million at December 31, 2018. The movement of the year was primarily due to (i) a $2.5 million increase in accounts receivable of Navios Logistics; and (ii) $2.6 million accounts receivable, net of Navios Containers. The overall increase was mitigated by (i) a $3.7 million decrease in accounts receivable from charterers and other receivables in Dry Bulk Vessel Operations; and (ii) a $1.4 million decrease in accrued voyage income in Dry Bulk Vessel Operations.

Amounts due from/(to) affiliate companies, including current and non-current portion, decreased by $9.9 million from $82.7 million payable for the year ended December 31, 2017 to $74.5 million payable for the year ended December 31, 2018. This decrease was due to (i) a $7.7 million increase in balances relating to Navios Europe I and Navios Europe II; and (ii) a $1.7 million net decrease in payable of management and administrative fees, drydocking and other expenses prepaid by the affiliates according to our management agreements; partially mitigated by a $1.2 million increase in balances following the transfer to Navios Partners, the Company’s rights to the Navios Revolving Loans I and Navios Term Loans I (as defined herein).

Inventories decreased by $2.5 million, from $30.2 million at December 31, 2017 to $27.7 million at December 31, 2018. The decrease was primarily due to a $3.7 million decrease in inventories of Navios Logistics mainly attributable to a decrease in inventories in the liquid port in Paraguay; partially mitigated by (i) a $0.6 million increase in inventories on board of our dry bulk vessels; and (ii) $0.6 million inventories of Navios Containers.

Prepaid expenses and other current assets increased by $12.9 million, from $27.1 million at December 31, 2017 to $40.0 million at December 31, 2018. The increase was primarily due to (i) a $11.3 million increase in prepaid expenses and other current assets of Navios Logistics; (ii) a $4.0 million increase in other assets; and (iii) $3.0 million prepaid expenses and other current assets of Navios Containers. This increase was partially mitigated by (i) a $3.7 million decrease in claims receivables; (ii) a $1.5 million decrease in advances to agents and prepaid taxes; and (iii) a $0.2 million decrease in prepaid voyage and operating costs.

Other long-term assets increased by $18.8 million, from $4.9 million at December 31, 2017 to $23.7 million at December 31, 2018. The increase was primarily due to (i) a $14.9 million increase in long-term assets from dry bulk operations mainly due to $15.0 million deposits for options to acquire vessels under bareboat contracts; (ii) a $2.8 million increase in other long-term assets of Navios Logistics; and (iii) $1.1 million long-term assets of Navios Containers.

Accounts payable decreased by $0.7 million, from $79.7 million at December 31, 2017 to $78.9 million at December 31, 2018. The decrease was primarily due to (i) a $5.2 million decrease in accounts payable of Navios Logistics; (ii) a $4.1 million decrease in port agents payable; and (iii) a $0.4 million decrease in accounts payable relating to utilities and other service providers, legal and audit services. The overall decrease was partially mitigated by (i) a $4.2 million increase in accounts payable to bunkers, lubricants and other suppliers; (ii) $3.6 million accounts payable of Navios Containers; (iii) a $0.8 million increase in accounts payable relating to brokers and other accounts payable; and (iv) a $0.4 million increase in accounts payable to headowners.

Accrued expenses and other liabilities increased by $28.8 million to $123.7 million at December 31, 2018 from $94.9 million at December 31, 2017. The increase was primarily due to (i) a $18.0 million increase in accrued direct vessel expenses and drydocking expenses; (ii) a $7.5 million increase in accrued interest; (iii) a $6.8 million increase in other accrued expenses and other liabilities; and (iv) $2.3 million accrued expenses of Navios Containers. The overall increase was partially mitigated by (i) a $1.8 million decrease in accrued payroll and related expenses; (ii) a $1.6 million decrease in accrued voyage expenses; (iii) a $1.4 million decrease in accrued expenses of Navios Logistics; and (iv) a $1.0 million decrease in accrued estimated losses on uncompleted voyages.

Deferred income and cash received in advance increased by $0.8 million to $11.8 million at December 31, 2018 from $11.0 million at December 31, 2017. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The increase was primarily due to (i) $2.1 million deferred income and cash received in advance of Navios Containers; and (ii) a $0.1 million increase in deferred freight. The overall increase was partially mitigated by (i) a $0.9 million decrease in deferred income of Navios Logistics; and (ii) $0.5 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners.

Other long-term liabilities and deferred income decreased by $24.3 million to $19.1 million at December 31, 2018 from $43.4 million at December 31, 2017. The decrease was primarily due to (i) $20.0 million related to the Navios Partners Guarantee (as defined herein) which as of December 31, 2018, was included in “Due to affiliate companies”; (ii) a $2.4 million decrease in other long-term payables; (iii) a $1.3 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (iv) a $0.6 million decrease in other long-term liabilities of Navios Logistics.

Cash provided by/(used in) investing activities for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Cash provided by investing activities was $27.9 million for the year ended December 31, 2018, as compared to $42.4 million used in for the same period of 2017.

Cash provided by investing activities for the year ended December 31, 2018 was the result of: (i) $24.8 million payments made from Navios Containers for the period from November 30, 2018 (date of obtaining control) to December 31, 2018 for the purchase of Bahamas and Bermuda; (ii) $21.6 million in payments for the purchase of Navios Primavera and Navios Equator Prosper; (iii) $15.2 million payments as deposits for options to acquire vessels under bareboat contracts; (iv) a $12.9 million loan to Navios Europe I and Navios Europe II; (v) $12.4 million in payments for the construction of Navios Logistics’ river and estuary tanker; (vi) $5.8 million in payments for the acquisition of common units and general partner units in Navios Partners; (vii) $4.1 million in payments made by the Company for the purchase of other fixed assets; (viii) $2.4 million in payments for the construction of Navios Logistics’ three new pushboats; (ix) $1.9 million in payments for the purchase of Navios Logistics’ other fixed assets; (x) $1.5 million in payments for the expansion of Navios Logistics’ dry port terminal; (xi) $1.1 million in payments made by Navios Logistics for the acquisition of land; (xii) $0.5 million payment for the investment in common shares in Navios Containers; (xiii) $0.5 million in payments made by Navios Logistics for the purchase of covers for dry barges; (xiv) $101.7 million of proceeds from sale of Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles; (xv) $24.4 million cash acquired through obtaining control in Navios Containers; (xvi) $5.8 million dividends received from Navios Acquisition; (xvii) $0.5 million of proceeds from sale of the Company’s investment in Acropolis; and (xviii) $0.2 million in collections of Navios Logistics’ Note receivable.

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

Cash used in by financing activities for the year ended December 31, 2018 as compared to the year ended December 31, 2017:

Cash used in financing activities was $66.9 million for the year ended December 31, 2018, as compared to $12.9 million used in financing activities for the same period of 2017.

Cash used in financing activities for the year ended December 31, 2018 was the result of (i) $40.0 million related to scheduled repayment installments; (ii) $31.8 million related to prepayment of indebtedness; (iii) ) $28.8 million of payments for the repurchase of the 2022 Notes; (iv) $22.5 million related to prepayment and refinance of indebtedness of Navios Containers for the period from November 30, 2018 (date of obtaining control) to December 31, 2018; (v) $49.4 million proceeds from Navios Containers’ long term debt (net of deferred financing costs of $0.6 million); and (vi) $6.9 million of proceeds from Navios Logistics’ long term debt (net of deferred financing costs of $0.2 million).

Cash used in financing activities for the year ended December 31, 2017 was the result of (i) a $291.1 million repayment related to the refinancing of one of the Company’s secured notes; (ii) $55.1 million related to prepayment of Navios Acquisition loan ; (iii) $25.7 million related to scheduled repayment installments; (iv) $25.3 million payments related to the dividend paid to the noncontrolling shareholders; (v) $15.6 million repayment related to the refinancing of one of the Company’s secured credit facilities; (vi) $12.4 million of payments for the termination of obligations under capital leases; (vii) $7.3 million related to prepayment of indebtedness originally set to mature in the third quarter of 2018; and (viii) $0.6 million of fees relating to redemption of preferred stock. This was partially offset by (i) $291.2 million of loan proceeds (net of deferred financing cost and discount of $13.8 million) related to the refinancing of 2019 Notes; (ii) $95.5 million of proceeds from the Term Loan B Facility (net of deferred financing cost and discount of $4.5 million); (iii) $14.7 million of loan proceeds (net of $0.5 million finance fees); (iv) $13.9 million of proceeds from Navios Logistics’ long-term debt (net of deferred financing cost of $0.1 million); (v) $4.1 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, and Navios Term Loans I, to Navios Partners both relating to Navios Europe I; and (vi) $0.7 million of drawdowns under Navios Logistics’ Notes Payable.

Cash provided by operating activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Net cash provided by operating activities increased by $8.3 million to $48.1 million for the year ended December 31, 2017, as compared to $39.8 million for the year ended December 31, 2016. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items, which may be analyzed in detail as follows:

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

Cash (used in)/provided by financing activities for the year ended December 31, 2017 as compared to the year ended December 31, 2016:

Cash used in financing activities was $12.9 million for the year ended December 31, 2017, as compared to $75.2 million provided by financing activities for the same period of 2016.

Cash used in financing activities for the year ended December 31, 2017 was the result of (i) a $291.1 million repayment related to the refinancing of one of the Company’s secured notes; (ii) $55.1 million related to prepayment of Navios Acquisition loan ; (iii) $25.7 million related to scheduled repayment installments; (iv) $25.3 million payments related to the dividend paid to the noncontrolling shareholders; (v) $15.6 million repayment related to the refinancing of one of the Company’s secured credit facilities; (vi) $12.4 million of payments for the termination of obligations under capital leases; (vii) $7.3 million related to prepayment of indebtedness originally set to mature in the third quarter of 2018; and (viii) $0.6 million of fees relating to redemption of preferred stock. This was partially offset by (i) $291.2 million of loan proceeds (net of deferred financing cost and discount of $13.8 million) related to the refinancing of 2019 Notes; (ii) $95.5 million of proceeds from the Term Loan B Facility (net of deferred financing cost and discount of $4.5 million); (iii) $14.7 million of loan proceeds (net of $0.5 million finance fees); (iv) $13.9 million of proceeds from Navios Logistics’ long-term debt (net of deferred financing cost of $0.1 million); (v) $4.1 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, and Navios Term Loans I, to Navios Partners both relating to Navios Europe I; and (vi) $0.7 million of drawdowns under Navios Logistics’ Notes Payable.

Cash provided by financing activities for the year ended December 31, 2016 was the result of (i) $54.7 million of loan proceeds (net of $1.3 million finance fees) to finance the acquisition of two bulk carrier vessels and to refinance another one; (ii) $48.4 million of proceeds from the Navios Acquisition Loan; and (iii) $60.3 million loan proceeds from Navios Logistics. Cash provided by financing activities was partially mitigated by (i) $30.7 million of payments for the repurchase of 2019 Notes; (ii) $9.3 million payment related to the Tender Offer for the redemption of preferred stock; (iii) $40.7 million of payments performed in connection with the Company’s outstanding indebtedness, of which $21.6 million related to scheduled repayment installments for the year 2016, $13.8 million related to the refinancing of one of our secured credit facilities and $5.3 million related to the balloon payments originally due in 2019 and 2020; (iv) $3.7 million of dividends paid to the Company’s stockholders; (v) $0.8 million in payments for the acquisition of treasury stock; and (vi) $3.0 million relating to payments for capital lease obligations.

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

Adjusted EBITDA for the years ended December 31, 2018 and 2017 was $(18.2) million and $68.8 million, respectively. The $87.0 million decrease in Adjusted EBITDA was primarily due to (i) a $150.1 million increase in impairment losses; (ii) a $84.6 million decrease in equity in net earnings from affiliated companies; (iii) a $2.1 million increase in net income attributable to the noncontrolling interest; (iv) a $1.1 million decrease in gain on sale of assets; and (v) a $0.3 million increase in provision for losses on accounts receivable. This overall decrease of $238.2 million was partially mitigated by (i) $58.3 million bargain gain upon obtaining control in Navios Containers; (ii) a $54.7 million increase in revenue; (iii) a $14.2 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iv) a $8.5 million increase in other income; (v) a $7.6 million decrease in time charter, voyage and logistics business expenses; (vi) a $7.5 million increase in gain on bond/debt extinguishment; (vii) a $0.3 million increase in general and administrative expenses (excluding share-based compensation expenses); and (viii) a $0.1 million increase in other expenses.

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

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium,. The effect of this transaction was the recognition of a $2.7 million extinguishment loss in the consolidated statements of comprehensive (loss)/income under “Gain/(loss) on bond and debt extinguishment”.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in November 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of December 31, 2018.

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

Ship Mortgage Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of its 2022 Notes. During September 2018, the Company repurchased $35.7 million of its 2022 Notes for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million net of deferred fees written-off.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018, Navios Magellan was released from the 2022 Notes and the proceeds of $7,000 was restricted in an escrow account and considered as a cash collateral. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in January 2020.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2018.

Secured Credit Facilities

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40.0 million in order to partially finance the construction of one newbuilding Capesize vessel. In December 2017, the Company agreed to extend the last payment date to August 2021. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. As of December 31, 2018, the facility was refinanced and repaid in full and there was no outstanding amount.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one Panamax vessel. As of December 31, 2018, the facility is repayable in one quarterly installment of $0.7 million, followed by six semi-annual equal installments of $0.7 million, with a final balloon payment of $7.3 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2018, the outstanding amount under this facility was $12.0 million.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2018, the outstanding amount under the loan facility was repayable in one quarterly installment of $0.7 million after the drawdown date, followed by six semi-annual equal installments of $0.7 million, with a final balloon payment of $7.5 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2018, the outstanding amount under this facility was $12.4 million.

On December 20, 2013, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two equal tranches, in order to finance the acquisition of two Panamax vessels. The two tranches bear interest at a rate of LIBOR plus 300 basis points. In December 2017, the Company agreed to extend the last payment date to August 2021. The loan facility requires compliance with certain financial covenants. As of December 31, 2018, the facility was refinanced and repaid in full and there was no outstanding amount.

On February 14, 2018, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $28.7 million in three advances to be drawn simultaneously for the purpose of a) to repay all amounts outstanding under the facility agreement dated September 2010 and b) to repay all amounts outstanding under the facility agreement dated December 20, 2013. The loan bears interest at a rate of LIBOR plus 280 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2018, the first tranche drawn amount is $15.2 million and is repayable in six semi-annual installments of $1.2 million with a final balloon payment of $6.8 million on the last payment date, the second tranche drawn amount is $6.8 million and is repayable in six semi-annual installments of $0.6 million with a final balloon payment of $2.8 million on the last payment date and the third tranche drawn amount is $6.8 million and is repayable in six semi-annual installments of $0.6 million with a final balloon payment of $2.8 million on the last payment date. As of December 31, 2018, the total outstanding amount under this facility was $26.4 million. The loan bears interest at a rate of LIBOR plus 280 basis points. The loan facility requires compliance with certain financial covenants.

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

HSH Nordbank Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with HSH Nordbank AG for an amount of up to $15.3 million in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2018, the facility is repayable in 11 quarterly equal installments of $0.4 million, with a final balloon payment of $8.8 million on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2018, the outstanding amount under this facility was $13.0 million.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the outstanding debt of an Ultra-Handymax vessel. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30.0 million in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2018, the first tranche is repayable in five quarterly installments of $0.4 million, with a final balloon payment of $14.4 million on the last repayment date, the second tranche is repayable in six quarterly installments of $0.3 million, with a final balloon payment of $6.3 million on the last repayment date and the third tranche is repayable in six quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2018, the total outstanding amount was $45.7 million.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. During 2017, Navios Holdings prepaid the indebtedness originally maturing in the third quarter of 2018 and released from collateral one Panamax vessel. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. As of December 31, 2018, the facility is repayable in 11 quarterly installments of $0.7 million, with a final balloon payment of $7.3 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, one newbuilding Panamax vessel and one newbuilding Capesize vessel were added as collateral to this facility. As of December 31, 2018, the outstanding amount was $15.3 million.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41.0 million, to be drawn in two tranches, to finance the acquisition of one newbuilding Panamax vessel and one newbuilding Capesize vessel. The facility bears interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39.9 million. During August 2018, the Company completed the sale of the two vessels and fully prepaid the two tranches of the facility, which had a total outstanding balance of $31.8 million.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31.0 million in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2018, the facility is repayable in 16 quarterly installments of $0.5 million, with a final balloon payment of $16.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2018, the outstanding amount was $23.8 million.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16.1 million in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. The facility is repayable in 16 quarterly installments of $0.3 million each, with a final balloon payment of $10.7 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2018, the outstanding amount was $15.1 million.

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

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets, as defined in each senior secured credit facility, to a maximum of 90%.

As of December 31, 2018, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55.1 million under its secured loan facility of up to $70.0 million with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. See also “Item 7.B Related party transactions”.

Navios Logistics loans

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375.0 million in aggregate principal amount of its 2022 Logistics Senior Notes due on May 1, 2022, at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”), and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

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

The indenture governing the 2022 Logistics Senior Notes include customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2018.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2018, Navios Logistics had drawn the total available amount and the outstanding balance of Notes Payable was $26.9 million.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a $25.0 million facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in 20 quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2018, the outstanding amount of the loan was $19.3 million.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics BBVA Loan Facility as of December 31, 2018.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics entered into a $14.0 million term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2018, the outstanding amount of the loan was $11.9 million.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Alpha Bank Loan as of December 31, 2018.

Navios Logistics Credit Agreement

On August 17, 2018, Navios Logistics entered into a $7.1 million (€6.2 million) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. As of December 31, 2018, the outstanding amount of the credit agreement was $5.9 million.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Credit Agreement as of December 31, 2018.

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100.0 million Term Loan B Facility. The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing our cabotage business as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2018, a balance of $99.0 million was outstanding under the Term Loan B Facility.

Navios Logistics was in compliance with the covenants set forth in the Term Loan B Facility as of December 31, 2018.

Navios Logistics Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2018, the outstanding loan balance was $0.2 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

Navios Containers loans

ABN AMRO Bank N.V.

On July 27, 2017, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $21.0 million to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. Navios Containers has drawn the entire amount. On December 1, 2017, Navios Containers extended the facility dated July 27, 2017, for an additional amount of $50.0 million to finance part of the purchase price of four containerships. Pursuant to the supplemental agreement dated June 29, 2018, the additional loan bears interest at a rate of LIBOR plus 400 basis points. Navios Containers had drawn the entire amount under the additional loan. On December 6, 2018, Navios Containers fully prepaid the July 27, 2017 credit facility. As of December 31, 2018, there was no outstanding amount under this facility.

On December 3, 2018, Navios Containers entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $50.0 million divided in two tranches: (i) the first tranche is for an amount of up to $41.2 million in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership and (ii) the second tranche is for an amount of $8.8 million in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 basis points. Navios Containers drew the entire amount under this facility, net of the loan’s discount of $0.5 million, in the fourth quarter of 2018. The facility is repayable in 16 consecutive quarterly installments, the first four in the amount of $4.0 million, the fifth in the amount of $3.4 million and the subsequent 11 installments each in the amount of $1.7 million along with a final balloon payment of $12.5 million payable together with the last installment falling due in December 2022. The outstanding loan amount under this facility as of December 31, 2018 was $50.0 million.

BNP Paribas

On May 25, 2018, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $25.0 million, to finance part of the purchase price of one containership. This loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2018, the Company had drawn $25.0 million under this facility. As of December 31, 2018, the outstanding loan amount under this facility was $23.6 million and is repayable in 18 equal consecutive quarterly installments, each in the amount of $0.7 million along with a final balloon payment of $11.1 million payable together with the last installment, falling due in May 2023.

On December 20, 2017, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $24.0 million (divided in four tranches of up to $6.0 million each) to finance part of the purchase price of four containerships. This loan bears interest at a rate of LIBOR plus 300 basis points. Navios Containers drew the entire amount under this facility. As of December 31, 2018, the outstanding loan amount of the three tranches under this facility was $15.4 million and is repayable in 16 equal consecutive quarterly installments, each in the amount of $0.6 million along with a final balloon payment of $5.1 million payable together with the last installment, falling due on December 22, 2022. The outstanding loan amount of the fourth tranche is $5.4 million and is repayable in 17 equal consecutive quarterly installments each in the amount of $0.2 million along with a final balloon payment of $1.7 million payable together with the last installment due on February 28, 2023.

In September 2018, Navios Containers entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9.0 million to partially finance the purchase price of one containership. This loan bears interest at a rate of LIBOR plus 300 basis points. Navios Containers drew the entire amount. As of December 31, 2018, the outstanding loan amount of the additional tranche is $8.7 million and is repayable in 19 quarterly consecutive installments of $0.3 million each plus a balloon installment of $2.6 million payable together with the last installment. The additional tranche matures in September 2023.

HSH

On June 28, 2018, Navios Containers entered into a facility agreement with HSH Nordbank AG and Alpha Bank A.E. for an amount of up to $36.0 million (divided in two tranches of $18.0 million each) to finance part of the purchase price of two containerships. Navios Containers drew the entire amount. The facility bears interest at a rate of LIBOR plus 325 basis points per annum. The facility is repayable in 14 consecutive quarterly installments each in an amount of $1.2 million plus a final balloon payment of $15.2 million payable together with the last installment. The facility matures on June 30, 2022. As of December 31, 2018, the outstanding loan amount under the facility was $32.0 million.

On November 9, 2018, Navios Containers entered into a facility agreement with HSH Nordbank AG divided into four tranches of up to $31.8 million each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 basis points and commitment fee of 0.75% per annum on the undrawn loan amount. Each tranche of the facility is repayable in 19 consecutive quarterly installments each in an amount of $0.7 million together with a final balloon payment of $18.9 million payable together with the last installment falling due in July 2023. No amount had been drawn under this facility as of December 31, 2018.

Navios Containers Financial liability

On May 25, 2018, Navios Containers entered into a $119.0 million sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd in order to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. From June 29, 2018 until November 9, 2018, Navios Containers completed the sale and leaseback of 14 vessels for $90.2 million. Navios Containers does not intend to proceed with the sale and leaseback transaction of the four remaining vessels. Navios Containers is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1.1 million each. Navios Containers also has an obligation to purchase the vessels at the end of the fifth year for $45.1 million. As of December 31, 2018, the outstanding balance under the sale and leaseback transaction was $87.5 million.

As of December 31, 2018, Navios Containers was in compliance with all of the covenants under all of its credit facilities and financial liability.

During the year ended December 31, 2018, the Company paid $94.3 million, of which $40.0 million related to scheduled repayment installments for the year 2018, $54.3 million related to prepayments of indebtedness originally maturing the first quarter of 2022 and the fourth quarter of 2019.

The annual weighted average interest rates of the Company’s total borrowings were 7.78%, 7.11% and 6.87% for the year ended December 31, 2018, 2017 and 2016, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics and Navios Containers) outstanding as of December 31, 2018, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2019	$71.4
2020	100.7
2021	180.5
2022	1,413.9
2023	74.8
2024 and thereafter	2.6

Total	$1,843.9

Working Capital Position: On December 31, 2018, Navios Holdings’ current assets totaled $298.7 million, while current liabilities totaled $320.5 million, resulting in a negative working capital position of $21.8 million. Negative working capital position was due to the consolidation of Navios Containers from November 30, 2018 (date of obtaining control). Navios Holdings’ positive working capital, excluding Navios Containers, amounts to $1.2 million as of December 31, 2018. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the next 12 months from April 26, 2019 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through April 26, 2020. Navios Containers’ cash forecast indicates that it will generate sufficient cash to make the required principal and interest payments on its indebtedness and provide for the normal working capital requirements of the business through April 26, 2020. Navios Containers expects to be in a position to meet its loan obligations through its contracted revenue of $112.7 million as of December 31, 2018.

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

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of about 81,600 dwt, expected to be delivered in the first quarter of 2020. The Company has agreed to pay in total $5.4 million representing a deposit for the option to acquire the vessel, of which $2.7 million was paid during the year ended December 31, 2017 and the remaining $2.7 million was paid during April 2019. As of December 31, 2018, the total amount of $3.0 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of about 81,000 dwt and 81,600 dwt, respectively, expected to be delivered in the third and fourth quarter of 2019, respectively. Navios Holdings has agreed to pay in total $11.1 million, representing a deposit for the option to acquire these vessels, of which $8.3 million was paid during the period ended December 31, 2018 and the remaining $2.8 million was paid during January 2019. As of December 31, 2018, the total amount of $9.0 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $5.6 million, representing a deposit for the option to acquire this vessel, of which $2.8 million was paid during the period ended December 31, 2018 and the remaining $2.8 million was paid during February 2019. As of December 31, 2018, the total amount of $3.0 million, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the second quarter of 2020. Navios Holdings has agreed to pay in total $5.8 million, representing a deposit for the option to acquire this vessel, of which $2.9 million was paid upon signing of the contract in October 2018. As of December 31, 2018, the total amount of $3.0 million, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics

On September 4, 2017, Navios Logistics has signed an agreement for the construction of covers for dry barges for a total consideration of $1.1 million. As of December 31, 2018, Navios Logistics had paid the whole amount.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2018, Navios Logistics had paid $159.7 million related to the iron ore terminal expansion.

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of December 31, 2018, Navios Logistics had paid $33.0 million for the construction of the three new pushboats.

During the third quarter of 2018, a new river and estuary tanker was delivered to Navios Logistics. As of December 31, 2018, Navios Logistics had paid $18.5 million for the construction of the river and estuary tanker.

Navios Containers

During the period from November 30, 2018 (date of obtaining control) to December 31, 2018, expansion capital expenditures of $24.8 million related to the acquisition of two containerships which Navios Containers took delivery of during the above mentioned period.

Refer also to “Item 5F. Contractual Obligations as at December 31, 2018”.

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

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2018, two customers accounted for 12.8% and 11.4%, respectively and are the same customers who accounted for 14.7% and 13.1%, respectively, of the Company’s revenue in the year ended December 31, 2016. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue.

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

Navios Holdings is also committed to making rental payments under operating leases for its office premises. Future minimum rental payments under Navios Holdings’ non-cancelable operating leases are included in the contractual obligations schedule below. As of December 31, 2018, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $1.6 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2018, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2018 and December 31, 2017, the fair value of the claim was estimated at $18.0 million and $20.0 million and included in “Other long-term liabilities and deferred income” in the consolidated balance sheet. As of December 31, 2018 the amount of $2.0 million was included in “Oher income” within the consolidated statements of comprehensive (loss)/income. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017. During the year ended December 31, 2015, the Company initially recognized this claim as “Other expense” in the consolidated statement of comprehensive (loss)/income.

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

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21.5 million, including all unpaid invoices, compensation for late payment of invoices, and reimbursement of legal fees incurred. The full amount had been received in March 2017.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay, for which Navios Logistics maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of December 31, 2018, an insurance claim receivable of $11.6 million was recorded in the Navios Logistics’ prepaid expenses and other current assets, of which $9.2 million was recorded in the consolidated statements of comprehensive (loss)/income under “Other income”.

Navios Logistics currently has no chartered-in barges or pushboats.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2020.

Refer also to Item 5F. “Contractual Obligation as at December 31, 2018” below.

F. Contractual Obligations as at December 31, 2018:

Payment due by period ($ in millions) (unaudited)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,843.9	$71.4	$281.2	$1,488.7	$2.6
Operating Lease Obligations (Time Charters) for vessels in operation (2)	417.7	114.7	173.6	86.7	42.7
Operating Lease Obligations (Time Charters) for vessels to be delivered	122.6	5.2	29.7	29.4	58.3
Deposit for option to acquire vessels (3)	11.2	11.2	—	—	—
Rent Obligations(4)	17.0	2.7	3.6	3.4	7.3

Total	$2,412.4	$205.2	$488.1	$1,608.2	$110.9

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.75% to 3.60% per annum. The amount does not include interest costs for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the Term Loan B Facility, the Navios Logistics Credit Agreement and the Navios Logistics Notes Payable. The expected interest payments are: $134.2 million (less than 1 year), $252.6 million (1-3 years), $43.4 million (3-5 years) and $0.1 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of December 31, 2018, timing of scheduled payments and the term of the debt obligations.

(2)	Approximately 43% of the time charter payments included above is estimated to relate to operational costs for these vessels.
(3)	The table above incorporates the deposits the Company agreed to pay regarding the option to acquire a vessel.
(4)	The table above incorporates the lease obligations of the offices of Navios Holdings, of Navios Logistics and of Navios Containers. See also Item 4.B. “Business Overview — Facilities.”

Refer to “Item 7.B. Related Party Transactions” for Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of the Navios Revolving Loans I increased by $30.0 million. As of December 31, 2018, the amount undrawn under the Revolving Loans I was $12.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $12.0 million.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of December 31, 2018, the amount undrawn from the Navios Revolving Loans II was $4.5 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.5 million.

Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments” for the acquisition of a 2011-built 10,000 TEU containership and the exercise of an option to acquire a 2011-built 10,000 TEU containership, not reflected in the table above.

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

Stock-based Compensation: In December 2018, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted common units. In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. In December 2015 and 2014, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years.

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

During the fourth quarter of fiscal year 2018, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actuals, assuming an annual increase of 0.68% after 2019 and a utilization rate of 99.5% based on the fleet’s historical performance.

In connection with its impairment testing on its vessels as of December 31, 2018, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 3.6% to 75.5% (depending on the vessel).

As of December 31, 2018, our assessment concluded that step two of the impairment analysis was required for four of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $179.2 million for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to these vessels, presented within the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2017, our assessment concluded that step two of the impairment analysis was required for one of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $32.9 million for this vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to this vessel, presented within the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. The assessment performed for 2016 and 2015 did not indicate a step two was necessary for the Company’s other vessels held and used.

As of December 31, 2018, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 8.5% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2018 of $12,534 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2018):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(12.1%)	(11.5%)	(13.5%)
Ultra-Handymax	(16.0%)	(16.7%)	(10.1%)
Panamax	(16.4%)	(14.3%)	(13.4%)
Capesize	(17.0%)	(22.7%)	(4.7%)

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 4, 4 and 0 of its vessels, respectively, and 5, 5 and 0 of its bareboat charter-in vessels to be delivered, respectively would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2018 and 2017, the Company owns and operates a fleet of 35 and 38, respectively, with an aggregate carrying value of $946 million as of December 31, 2018, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2018 and 2017, the carrying value of 29 and 37 of the Company’s vessels, respectively, (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $317.9 million and $591.1 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2018 and 2017 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions) (1)	Carrying Value (as of December 31, 2018) (in millions) (1)		Carrying Value (as of December 31, 2017) (in millions) (1)
Navios Serenity	2011	$26.8	$20.0	*	$21.1	*
Navios Celestial	2009	34.7	22.8	*	24.1	*
Navios Vector	2002	32.1	17.7	*	18.6	*
Navios Herakles	2001	—	—		14.8	*
Navios Achilles	2001	—	—		15.5	*
Navios Meridian	2002	26.8	12.6	*	13.9	*
Navios Mercator	2002	26.1	12.2	*	13.5	*
Navios Arc	2003	26.6	13.0	*	13.2	*
Navios Hios	2003	35.8	16.6	*	17.4	*
Navios Kypros	2003	35.7	16.5	*	17.4	*
Navios Ulysses	2007	16.5	15.4	*	16.5
Navios Vega	2009	15.3	14.8		47.7	*
Navios Astra	2006	23.9	15.7	*	16.9	*
Navios Magellan	2000	—	—		13.4	*
Navios Star	2002	29.4	14.1	*	15.5	*
Navios Asteriks	2005	54.0	28.3	*	30.7	*
Navios Centaurus	2012	37.8	28.7	*	30.2	*
Navios Avior	2012	39.9	30.4	*	32.0	*
Navios Bonavis	2009	29.1	28.5		82.7	*
Navios Happiness	2009	29.1	28.5		83.3	*
Navios Lumen	2009	113.5	74.8	*	79.2	*
Navios Stellar	2009	96.0	64.1	*	67.6	*
Navios Phoenix	2009	106.8	70.6	*	74.7	*
Navios Antares	2010	29.1	28.5		82.0	*
Navios Etoile	2010	66.9	47.8	*	50.3	*
Navios Bonheur	2010	69.6	49.7	*	52.3	*

Navios Altamira	2011	56.2	40.9	*	42.9	*
Navios Azimuth	2011	56.6	41.2	*	43.2	*
Navios Galileo	2006	18.7	13.6	*	14.7	*
Navios Northern Star	2005	17.7	12.8	*	13.8	*
Navios Amitie	2005	17.7	12.9	*	13.9	*
Navios Taurus	2005	17.8	12.6	*	13.7	*
N Amalthia	2006	19.1	14.6	*	15.6	*
N Bonanza	2006	18.8	14.0	*	15.0	*
Navios Gem	2014	54.4	46.0	*	47.8	*
Navios Ray	2012	52.2	44.2	*	46.2	*
Navios Sphera	2016	—	—		32.0	*
Navios Mars	2016	—	—		51.8	*
Navios Primavera	2007	12.1	12.0		—
Navios Equator Prosper	2000	10.3	9.9		—
		$1,353.1	$946.0		$1,295.1

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2018 and 2017, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

Annual depreciation rates used, which approximate the useful life of the assets are:

Dry Bulk Vessels	25 years
Container Vessels	30 years
Port terminals	5 to 49 years
Tanker vessels, barges and pushboats	15 to 45 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

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

Management estimates the useful life of its dry bulk vessels and container vessels to be 25 years and 30 years, respectively from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

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

As of December 31, 2018, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying value of its total net assets.

As of December 31, 2018, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56.2 million. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

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

As of December 31, 2018, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. Step one of the impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business reporting unit has not been affected by the same volatile industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business have not experienced a significant decline.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method, which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years, and was fully amortized as of December 31, 2018.

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

During the fourth quarter of fiscal year 2018, management concluded that there were no circumstances which indicated that potential impairment of Navios Holdings’ intangible assets other than goodwill might exist. As of December 31, 2018, there were no impairment losses recognized for the Company’s intangible assets. As of December 31, 2017, the Company performed an assessment which indicated that the amortizable value of one of its favorable leases would not be recoverable from the future undiscounted cash flows associated with the asset. As a result, the Company recognized an impairment loss of $3,397 in the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. There were no other impairment losses recognized for the Company’s intangible assets other than goodwill for the year ended December 31, 2016.

The weighted average amortization periods for intangibles are:

Intangible Assets/Liabilities	Years
Trade name	32.0
Favorable lease terms	1.0
Port terminal operating rights	47.0
Customer relationships	20.0

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

As of December 31, 2018, the Company considered the decline in fair value of its investment in Navios Partners as “other-than-temporary” and therefore recognized a loss of $55.5 million in the accompanying consolidated statement of comprehensive (loss)/income.

As of December 31, 2018 and 2017, management considers the decline in the market value of its investment in Navios Acquisition to be temporary. However, there is the potential for future impairment changes relative to this security if its respective fair value does not recover and an OTTI analysis indicates such write down is necessary, which may have a material adverse impact on our results of operations in the period recognized. During the year ended December 31, 2017, we did not recognize any impairment loss in earnings.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	54	Chairman of the Board and Chief Executive Officer
Georgios Akhniotis	54	Chief Financial Officer
Ted C. Petrone*	64	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	50	Executive Vice President—Legal and Director
Anna Kalathakis	49	Chief Legal Risk Officer
Shunji Sasada*	61	President of Navios Corporation and Director
Leonidas Korres	43	Senior Vice President—Business Development
Efstratios Desypris	46	Chief Financial Controller
Ioannis Karyotis	43	Senior Vice President—Strategic Planning
Erifili Tsironi	45	Senior Vice President – Credit Management
Chris Christopoulos*	41	Senior Vice President of Navios Corporation – Financial Business Development
Spyridon Magoulas	65	Director
John Stratakis	53	Director
Efstathios Loizos	57	Director
George Malanga	61	Director

*	Significant employee

Angeliki Frangou has been our Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March, 2008 and the Chairman and Chief Executive Officer of Navios Maritime Containers L.P. (Nasdaq: NMCI), an affiliated limited partnership since April, 2017. Ms. Frangou has been the Chairman of the Board of Directors of Navios Logistics since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., listed on the SFM of the London Stock Exchange, and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Since 2013, Ms. Frangou has been a Member of the Board of Visitors of the Columbia University School of Engineering and Applied Science. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Georgios Akhniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Partners; a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He has more than 19 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 41 years, 38 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Shunji Sasada became a director of Navios Holdings and President of Navios Corporation in January 2015. Mr. Sasada has also served as a director in Navios Maritime Partners L.P. since August 2007. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term chartered-in and owned tonnage. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai (Class NK). He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

Leonidas Korres serves as Senior Vice President for Business Development of Navios Holdings from January 2010 and Head of Research of Navios Group since January 2018. Mr Korres is also Chief Financial Officer of Navios Maritime Acquisition since April 2010 and Co-Chief Financial Officer following the completion of the merger between Navios Maritime Acquisition Corporation and Navios Maritime Midstream Partners L.P. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a senior financial advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a non-profit company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for operating the Olympic venues. Mr. Korres earned his bachelor’s degree in Economics from the Athens University of Economics and Business and his master’s degree in Finance from the University of London.

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. Mr. Desypris is also the Chief Financial Officer of Navios Maritime Partners since January 2010. In addition, Mr Desypris is a director of Navios Maritime Containers L.P. since 2017. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics, and as director in Navios Europe Inc. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Erifili Tsironi has been our Senior Vice President – Credit Management since October 2014. Ms. Tsironi is also Co-Chief Financial Officer of Navios Maritime Acquisition Corporation. Furthermore, she served as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation. Ms. Tsironi has over 17 years experience in banking focusing on ship finance. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE. Ms. Tsironi joined the Bank in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

Chris Christopoulos has been the Senior Vice President—Financial Business Development of Navios Corporation since joining the Company in April 2017. Mr. Christopoulos is also Chief Financial Officer of Navios Maritime Containers, Inc. Mr. Christopoulos has over 15 years of experience in financial markets and shipping. Before joining us, he was a Director in the investment banking division of Bank of America Merrill Lynch where he led the origination, structuring and execution of advisory and capital markets transactions for companies in the transportation sector. Previously he was part of the transportation investment banking team at Merrill Lynch, and the industrials investment banking team at CIBC World Markets. Mr. Christopoulos received a Bachelor of Arts degree in Economics from Yale University.

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

John Stratakis has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance law and general corporate law. Mr. Stratakis also has been a director and the President of the Hellenic-American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law at American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.

Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliated companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. Since March 2014, Mr. Loizos serves as the CEO of the affiliated company INTERION S.A., which operates in Bulgaria and since 2018 as the Vice President of the ION group of companies. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliated company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from Stern Business School—New York University. Mr. Loizos also serves as Chairman of the Audit Committee and chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 32 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 19 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

There are no family relationships between any of our directors, executive officers or significant employees.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $2.3 million for the year ended December 31, 2018. Navios Holdings provides administrative services to Navios Partners, Navios Acquisition, Navios Logistics, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings is reimbursed for reasonable costs and expenses, incurred in connection with the provision of these services. In February 2015, the Board of Directors approved the adoption of the Navios Holdings 2015 Equity Incentive Plan, as amended in December 2018 (the “2015 Equity Incentive Plan”). The amendment was adopted by the Company’s Board of Directors in November 2018 and extends the duration of the plan to December 2020. The 2015 Equity Incentive Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On December 11, 2016, December 13, 2017 and December 10, 2018 the Company authorized the granting of restricted share units and share appreciation rights and the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock units, restricted common stock and stock options to its employees, officers and directors, vest over three and four years.

Details of options granted (adjusted to reflect the Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 770,600 stock options to purchase the Company’s common stock and 250,000 share appreciation rights have been granted of which 578,644 have vested, 299,908 have expired, 83,333 remain unvested and 58,715 have been exercised in total, of which 41,144 at an exercise price of $31.8 per share, 3,060 at an exercise price of $58.7 per share, 6,317 at an exercise price of $51.5 per share, 5,955 at an exercise price of $38.1 per share, and 2,240 at an exercise price of $34.40 per share.

Out of the 770,600 stock options granted and 250,000 share appreciation rights granted, 28,800 options were granted at an exercise price of $167.5 per share; 57,127 options were granted at an exercise price of $31.8 per share; 40,537 options were granted at an exercise price of $58.7 per share; 95,484 options were granted at an exercise price of $51.5 per share; 134,435 options were granted at an exercise price of $38.1 per share; 134,436 options were granted at an exercise price of $34.4 per share; 67,481 options were granted at an exercise price of $86.3 per share; 112,300 options were granted at an exercise price of $36.4 per share; and 100,000 options were granted at an exercise price of $12.0 per share. Total 250,000 share appreciation rights were granted at an exercise price of $12.0 per share.

Details of restricted stock and restricted stock units issued (adjusted to reflect the Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 1,488,931 restricted share units, shares of restricted stock and restricted stock units have been granted and 254,000 share appreciation rights have been granted, of which 1,024,482 have vested and in the aggregate 8,738 were forfeited during the years from 2007 until 2018. See Note 13 to the Consolidated Financial Statements, included herein.

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

C. Board Practices

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In January 2015, Navios Holdings, following the resignation of Ted Petrone, appointed Shunji Sasada to its Board of Directors. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2021. The term of office of the second class of directors, consisting of Shunji Sasada and Spyridon Magoulas will expire in 2019. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2020. No directors are entitled to any benefits upon termination of their term.

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

D. Employees

See “Crewing and Shore Employees” under Item 4. B. Business overview.

E. Share Ownership (adjusted to reflect the Reverse Stock Split)

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 22, 2019, based on 12,993,806 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	3,978,720	29.4%
George Achniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Chris Christopoulos	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than one percent
(1)	The business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)

Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of April 22, 2019, she had purchased approximately $10.0 million in value of common stock.

(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 523,384 options, each for one share, vested but not yet exercised.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders (adjusted to reflect the Reverse Stock Split)

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 22, 2019 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	3,978,720	29.4%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 523,384 options, each for one share, vested but not yet exercised.
(2)

As disclosed in a 13D Amendment dated March 29, 2018, Ms. Frangou has disclosed that she and her affiliates have pledged 14,511,171 (before the Reverse Stock Split) of the shares of common stock disclosed in the table above.

B. Related Party Transactions

Office Rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €0.9 million (approximately $1.1 million) pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire through 2030. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Navios Holdings had a 50% interest in Acropolis. Although Navios Holdings owned 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends would be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2018 and 2017, the carrying amount of the investment was $0 million and $0.2 million, respectively. Dividends received for the years ended December 31, 2018, 2017 and 201 were $0.1 million for all periods. Commissions charged from Acropolis for the years ended December 31, 2018, 2017 and 2016, were $0 million for all periods. Included in the trade accounts payable at both December 31, 2018 and 2017 was an amount due to Acropolis of $0.1 million.

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

Total charter hire expense for all vessels for the years ended December 31, 2018, 2017 and 2016 was $0 million, $0.7 million and $1.7 million, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In February 2016, the Company amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the years ended December 31, 2018, 2017 and 2016, amounted to $68.9 million, $62.2 million and $59.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and reduced the daily rate to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,130 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,500 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2020. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the management agreement also covers vessels acquired.

Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $93.0 million, $95.0 million and $97.9 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $22.4 million, $21.5 million and $20.9 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $20.7 million, $20.8 million and $20.9 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $22.2 million, $22.1 million and $23.5 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, in April 2018 and in June 2018, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6,100 per day for up to 5,500 TEU container vessels, $6,700 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7,400 per day for above 8,000 TEU and up to 10,000 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the period ended November 30, 2018 (date of obtaining control) and December 31, 2017 amounted to $48.5 million and $16.7 million, respectively and are presented net under the caption “Direct vessel expenses”. From November 30, 2018 (date of obtaining control) until December 31, 2018, Navios Containers’ management fees amounted to $5.3 million and have been eliminated upon consolidation.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2018, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2018 and December 31, 2017, the fair value of the claim was estimated at $18.0 million and $20.0 million, respectively and was included in “Due to affiliate companies” and “Other long-term liabilities and deferred income”, respectively in the consolidated balance sheet. As of December 31, 2018, the amount of $2.0 million was included in “Other income” within the consolidated statements of comprehensive (loss)/income. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $9.3 million, $8.4 million and $7.8 million, respectively.

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $8.8 million, $9.0 million and $9.4 million, respectively.

Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the administrative services agreement also covers vessels acquired.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $1.0 million for all periods. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $1.3 million, $1.2 million and $1.3 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $1.5 million for all periods.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2018, 2017 and 2016 amounted to $2.0, $1.8 and $1.8 million, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the period ended November 30, 2018 (date of obtaining control) and December 31, 2017, amounted to $5.4 and $1.9 million, respectively.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of December 31, 2018 amounted to $34.8 million (December 31, 2017: $8.3 million), and the Long-term payable to Navios Partners amounted to $17.9 million (December 31, 2017: $14.9 million). Balance due from Navios Acquisition as of December 31, 2018 amounted to $11.9 million (December 31, 2017: $2.8 million due to Navios Acquisition), and the Long-term payable to Navios Acquisition amounted to $11.3 million (December 31, 2017: $15.2 million). Balance due to Navios Midstream as of December 31, 2018 amounted to $1.8 million (December 31, 2017: $1.0 million), and the Long-term payable to Navios Midstream amounted to $2.6 million (December 31, 2017: $4.6 million). Balance due to Navios Containers as of December 31, 2017 amounted to $3.3 million and the Long-term payable to Navios Containers amounted to $8.0 million. The balances mainly consisted of management fees, administrative fees, drydocking, ballast water treatment system and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

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

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Midstream and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings and Navios Partners and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2018, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2018 and 2017, the unamortized deferred gain for all vessels and rights sold totaled $8.1 million and $10.0 million, respectively. For the years ended December 31, 2018, 2017 and 2016, Navios Holdings recognized $1.8 million, $1.9 million and $1.8 million of the deferred gain, respectively, in “Equity in net (losses)/earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018 and December 20, 2018 for the purchase up to a total of 1,747,206 general partnership interests.

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

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2018 and 2017, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21.0 million from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Balance due from Navios Europe as of December 31, 2018 amounted to $12.0 million (December 31, 2017: $7.2 million), which included the net current amount receivable of $7.8 million (December 31, 2017: $4.0 million) mainly consisting of management fees, drydocking, ballast water treatment system and other expenses, accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount of $4.2 million (December 31, 2017: $3.2 million) related to the accrued interest income earned under the Navios Term Loans I.

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2018 and 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $19.1 million and $11.1 million respectively, under the caption “Loan receivable from affiliate companies”. During 2018, Navios Holdings funded with $8.0 million Navios Europe I under the Navios Revolving Loans I. As of December 31, 2018, the amount undrawn under the Revolving Loans I was $12.0 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $12.0 million.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Interest income” over the term of the loans, until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. As of December 31, 2018 and 2017, the balance payable to Navios Partners amounted to $35.4 million and $34.2 million, respectively, including the unamortized premium of $8.4 million and $10.4 million, respectively.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2018, amounted to $5.3 million (December 31, 2017: $2.4 million), which included the net current payable amount of $0.5 million (December 31, 2017: $1.3 million), mainly consisting of management fees, drydocking, ballast water treatment system and other expenses and accrued interest income earned under the Navios Revolving Loans II and other expenses and the non-current receivable amount of $5.8 million (December 31, 2017: $3.8 million) related to the accrued interest income earned under the Navios Term Loans II.

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16.9 million (December 31, 2017: $12.1 million), under the caption “Loan receivable from affiliate companies.” During 2018, Navios Holdings funded with $4.9 million Navios Europe II under the Navios Revolving Loans II. As of December 31, 2018, the amount undrawn from the Navios Revolving Loans II was $4.5 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.5 million.

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

Refer also to Note 14 to the Consolidated Financial Statements, included herein.

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

In the case of Argentina, however, it should be noted that in the year 2001, local authorities have established certain foreign exchange restrictions that affect the export or import of capital. Such restrictions have been progressively eased since 2003 while the current Argentinian government implemented certain reforms that provided greater flexibility and easier access to the foreign exchange market. As of the date of this report, almost all of these restrictions have been lifted. However, there can be no assurance that local authorities in Argentina will not modify such regulations in the near future.

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

Navios Logistics subsidiaries are incorporated in countries, which impose taxes, such as Argentina, Uruguay, Brazil and Paraguay. Income tax liabilities of the Argentinean subsidiaries for the current periods is measured at the amount expected to be paid to the taxation authorities using a tax rate of 30.0% on the taxable net income. As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate has decreased from 35% in 2017 to 30% for the years 2018 and 2019, and will further decrease to 25% from 2020 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year local companies in Argentina had to calculate an assets tax (Minimum Presumed Income Tax), applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). Following the tax reform voted by the Argentinean Parliament in December 2017, and the subsequent resolution in-force since May 2018, this tax will not longer apply as of the fiscal year 2019. Relating to the Paraguayan subsidiaries there are two possible options to determine the income tax liability. Under the first option, income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. In any other case, only 30.0% of revenues derived from international freights are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

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

U.S. Holders (as defined below) that use an accrual method of accounting for U.S. federal income tax purposes generally are required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below, although it is not clear to what types of income this rule applies. U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.

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

Subject to the discussion of “effectively connected” income below, unless exempt from U.S. federal income tax under the rules contained in Section 883 of the Code and the Treasury Regulations promulgated thereunder, a non-U.S. corporation is subject to a 4.0% U.S. federal income tax in respect of its U.S.-source gross shipping income (without allowance for deductions). For this purpose, U.S.-source gross shipping income includes 50.0% of the shipping income that is attributable to transportation that begins or ends (but that does not both begin and end) in the U.S. Shipping income attributable to transportation that both begins and ends in the U.S. is considered to be 100.0% U.S.-source. Shipping income attributable to transportation exclusively between non-U.S. destinations is considered to be 100.0% non-U.S. source and generally is not subject to U.S. federal income tax. “Shipping income” means income that is derived from the use of vessels, the hiring or leasing of vessels for use on a time, voyage or bareboat charter basis, the participation in a pool, partnership, strategic alliance, joint operating agreement, code sharing agreement or other joint venture it directly or indirectly owns or participates in that generates such income, or the performance of services directly related to these uses.

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

To the extent exemption under Section 883 is unavailable, our U.S.-source gross shipping income that is considered to be “effectively connected” with the conduct of a U.S. trade or business (net of applicable deductions) would be subject to the U.S. federal corporate income tax currently imposed at a flat rate of 21.0%, but would not be subject to the 4.0% tax discussed above. In addition, we may be subject to the 30.0% U.S. “branch profits” tax on any earnings and profits effectively connected with the conduct of such trade or business, as determined after allowance for certain adjustments, and on certain interest paid or deemed paid that is attributable to the conduct of such U.S. trade or business.

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

In addition, income attributable to transportation that both begins and ends in the U.S. is not subject to the tax rules described above. Such income is subject to either a 30.0% gross-basis tax or to U.S. federal corporate income tax on net income at a flat rate of 21.0% (and the branch profits tax discussed above). Although there can be no assurance, we do not expect to engage in transportation that produces shipping income of this type.

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2018 or for subsequent taxable years. However, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

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

Distributions on Our Common Stock

You generally will not be subject to U.S. federal income or withholding taxes on a distribution with respect to our common stock, unless the income arising from such distribution is effectively connected with your conduct of a trade or business in the U.S. If you are entitled to the benefits of an applicable income tax treaty with respect to that income, such income generally is taxable in the U.S. only if it is attributable to a permanent establishment maintained by you in the U.S.

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

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

We are subject to the informational requirements of the Exchange Act. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

We also make available on our website, free of charge, our Annual Report and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.navios.com. The information contained on our website is not incorporated by reference in this Annual Report.

I. Subsidiary information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks.

Interest Rate Risk:

Debt Instruments — On December 31, 2018 and 2017, Navios Holdings had a total of $1,843.9 million and $1,717.8 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes and two Navios Logistics’ loans discussed in “Item 5.B Liquidity and Capital Resources” that bear interest at a fixed rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of December 31, 2018, the outstanding amount of the Company’s floating rate loan facilities was $543.5 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, and two Navios Logistics’ loans is fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2018 was $972.5 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2018, by $3.7 million.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on the Company’s Series G and Series H. On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%. As of the date of this Annual Report, the Company has reached 13 quarterly dividend payments in arrears relating to its Series G and Series H.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2018. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2018.

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

B. Management’s Annual Report on Internal Control over Financial Reporting

The management of Navios Holdings is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act. Navios Holdings’ internal control system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the U.S.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2018. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2018, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2018 and 2017 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2018 and 2017 were $1.7 million and $1.6 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2018 and 2017.

Tax Fees

There were no tax fees billed in 2018 and 2017.

All Other Fees

There were no other fees billed in 2018 and 2017.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March and April of 2019, Navios Holdings repurchased 10,930 Series H for a total of approximately $4.2 million of cash consideration and a total of approximately $4.7 million in aggregate principal amount of 2024 Notes, and 8,841 Series G for a total of approximately $4.4 million of cash consideration and a total of approximately $3.9 million principal amount of 2024 Notes, pursuant to tender offers. Please refer also to Note 23 to the Consolidated Financial Statements included herein.

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

Item 16H.	Mine Safety disclosures

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-65 and are filed as part of this annual report.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.2	Bylaws of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

1.4	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 12, 2018).

2.1	Specimen Unit Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.3	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.4	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.5	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.6	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.8	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.8.1	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February 20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.8.2	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.8.3	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.8.4	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.8.5	Fifth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 17, 2017 (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.8.6	Sixth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.8.7	Seventh Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.9	Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November 21, 2017, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on November 21, 2017).

2.9.1	First Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.9.2	Second Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.10	Deposit Agreement, dated as of January 21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.11	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.12	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.13	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.14	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.15	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.16	Stockholders Rights Agreement dated as of February 19, 2019 by and between Navios Maritime Holdings Inc. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on February 19, 2019).

4.1	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.2	Facility Agreement for a $240.0 million term loan facility, dated June 24, 2009, by and between Floral Marine Ltd., Nostos Shipmanagement Corp., Pandora Marine Inc., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.3	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $154.0 million, dated July 10, 2009, among Chilali Corp., Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on August 5, 2009).

4.4	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $130.0 million, dated August 28, 2009, between Chilali Corp, Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.5	Facility Agreement in respect of a loan of up to $75.0 million, dated August 28, 2009, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.6	Facility Agreement for a $150.0 million term loan facility, dated as of April 7, 2010, by and between Amorgos Shipping Corporation, Andros Shipping Corporation, Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation, Mytilene Shipping Corporation, Deutsche Schiffsbank AG, Alpha Bank AE and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.7	Facility Agreement for a $75.0 million term loan facility, dated as of April 8, 2010, by and between Sifnos Corporation, Skiathos Shipping Corporation, Syros Shipping Corporation, Fortis Bank and DVB Bank SE (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.8	Facility Agreement in respect of a loan of up to $40.0 million, dated as of September 30, 2010, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.9	Amended and Restated Loan Agreement relating to a facility of up to $120.0 million, by and between Portorosa Marine Corp., Floral Maritime Ltd., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

4.10	Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 for a term loan facility of up to $240.0 million, dated January 28, 2011, between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.11	Supplemental Agreement relating to the Facility Agreement dated as of September 30, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.12	Supplemental Agreement relating to the Facility Agreement dated as of December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated January 28, 2011, between Rumer Holding Ld. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.13	Supplemental Agreement relating to the Facility Agreement dated as of August 28, 2009 (as amended) for a term loan facility of up to $75.0 million, dated January 28, 2011, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.14	Supplemental Agreement relating to the Amended and Restated Loan Agreement dated as of October 27, 2010 in respect of a loan facility of up to $120.0 million, dated January 28, 2011, between Portorosa Marine Corp., Floral Marine Ltd., the banks and financial institutions listed thereto and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.15	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.16	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.17	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.18	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.19	Facility agreement for a $42.0 million term loan facility, dated March 23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.20	Fifth Supplemental Agreement relating to the Loan Agreement dated December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated March 28, 2012, between Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.21	Second Supplemental Agreement relating to the Facility Agreement dated June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 30, 2012, between Notros Shipmanagement Corp., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.22	Facility Agreement for a $40.0 million term loan facility, dated September 19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.23	Loan Agreement, dated December 13, 2013, between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc. and Navios Holdings Europe Finance Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.24	Facility Agreement for a $65.5 million term loan facility, dated June 27, 2014, between Astra Maritime Corporation, Emery Shipping Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 23, 2014).

4.25	Loan Agreement in respect of a loan of up to $31.0 million, dated November 6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

4.26	Fourth Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 31, 2015 between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 14, 2015).

4.27	Facility Agreement for a $41.0 million term loan facility, dated January 5, 2016, Triangle Shipping Corporation, Esmeralda Shipping Corporation, Navios Maritime Holdings Inc. and DVB Bank SE. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.28	Loan Agreement for a Loan of up to $16.125 million, dated as of November 3, 2016, by and between Nostos Shipmanagement Corp. and Alpha Bank A.E (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 1, 2016).

4.29	Facility Agreement relating to a facility of up to $18,253,968.25, dated December 21, 2017, between Kleimar NV. and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 17, 2018).

4.30	Second Amendment to the Navios Maritime Holdings Inc. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on December 4, 2018).

4.31	Facility Agreement dated May 23, 2017 for a loan facility of up to $15.3 million, between Red Rose Shipping Corp. and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 20, 2018).

4.32	Facility Agreement dated February 14, 2018 for a loan facility of up to $28.745 million, between Aramis Navigation Inc., Iris Shipping Corporation, Jasmine Shipping Corporation and Crédit Agricole Corporate And Investment Bank (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 20, 2018).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2018 and 2017; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2018, 2017 and 2016; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2018, 2017 and 2016; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2018, 2017 and 2016; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chairman and Chief Executive Officer

Date: April 26, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navios Maritime Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of comprehensive (loss)/income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting, appearing under item 15 (b) of the Company’s 2018 Annual Report on Form 20-F. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 26, 2019

We have served as the Company’s (or its predecessor) auditor since 2002.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2018	December 31, 2017
ASSETS
Current assets
Cash and cash equivalents	4, 12	$137,882	$127,632
Restricted cash	4, 11, 12	12,892	6,558
Accounts receivable, net	5	60,290	60,331
Due from affiliate companies	16	19,710	4,002
Inventories		27,746	30,170
Prepaid expenses and other current assets	6	40,190	27,383

Total current assets		298,710	256,076

Deposits for vessels, port terminals and other fixed assets	7	—	36,849
Vessels, port terminals and other fixed assets, net	7	1,898,455	1,809,225
Deferred dry dock and special survey costs, net		25,122	32,945
Loan receivable from affiliate companies	12, 16	46,089	30,112
Investments in affiliates	9, 19	91,111	183,160
Other long-term assets	12, 14, 9	23,736	4,856
Intangible assets other than goodwill	8	138,937	116,422
Goodwill	2, 19	160,336	160,336

Total non-current assets		2,383,786	2,373,905

Total assets		$2,682,496	$2,629,981

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$78,947	$79,671
Accrued expenses and other liabilities	8, 10, 16	123,652	94,859
Deferred income and cash received in advance	16	11,753	11,030
Due to affiliate companies	16	37,063	16,749
Current portion of long-term debt, net	11, 12	69,051	33,885

Total current liabilities		320,466	236,194

Senior and ship mortgage notes, net	11, 12	1,272,108	1,301,999
Long-term debt, net of current portion	11, 12	474,848	346,604
Other long-term liabilities and deferred income	16	19,063	43,382
Long-term payable to affiliate companies	16	67,154	76,872
Deferred tax liability	21	7,177	7,766

Total non-current liabilities		1,840,350	1,776,623

Total liabilities		2,160,816	2,012,817

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 46,302 issued and outstanding as of December 31, 2018 and 2017.	17	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 12,843,414 and 12,038,647 issued and outstanding as of December 31, 2018 and 2017, respectively.	17	1	1
Additional paid-in capital		686,671	682,116
Accumulated other comprehensive income		—	2
Accumulated deficit		(434,739)	(166,021)

Total Navios Holdings stockholders’ equity		251,933	516,098

Noncontrolling interest		269,747	101,066

Total stockholders’ equity		521,680	617,164

Total liabilities and stockholders’ equity		$2,682,496	$2,629,981

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Revenue	19	$517,739	$463,049	$419,782
Administrative fee revenue from affiliates	16, 19	28,393	23,667	21,799
Time charter, voyage and logistics business expenses	16	(206,333)	(213,929)	(175,072)
Direct vessel expenses	16	(101,543)	(116,713)	(127,396)
General and administrative expenses incurred on behalf of affiliates	16	(28,393)	(23,667)	(21,799)
General and administrative expenses		(27,513)	(27,521)	(25,295)
Depreciation and amortization	7, 8, 19	(102,839)	(104,112)	(113,825)
Provision for losses on accounts receivable	5	(575)	(269)	(1,304)
Interest income	16, 19	8,748	6,831	4,947
Interest expense and finance cost	18, 19	(139,120)	(121,611)	(113,639)
Impairment losses	7	(200,657)	(50,565)	—
Bargain gain upon obtaining control	3	58,313	—	—
Gain/(loss) on bond and debt extinguishment	11	6,464	(981)	29,187
Gain on sale of assets	7	28	1,064	—
Other income	22	14,582	6,140	18,175
Other expense	9, 22	(13,708)	(13,761)	(11,665)

Loss before equity in net earnings of affiliated companies		$(186,414)	$(172,378)	$(96,105)
Equity in net (losses)/earnings of affiliated companies	9, 16, 19	(80,205)	4,399	(202,779)

Loss before taxes		$(266,619)	$(167,979)	$(298,884)
Income tax benefit/(expense)	21	1,108	3,192	(1,265)

Net loss		$(265,511)	$(164,787)	$(300,149)
Less: Net income attributable to the noncontrolling interest		(3,207)	(1,123)	(3,674)

Net loss attributable to Navios Holdings common stockholders		$(268,718)	$(165,910)	$(303,823)

Loss attributable to Navios Holdings common stockholders, basic and diluted	20	$(278,959)	$(175,298)	$(273,105)

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(23.33)	$(15.02)	$(25.44)

Weighted average number of shares, basic and diluted	20	11,958,959	11,667,346	10,736,678
Other comprehensive income/(loss)
Unrealized holding gain on investments in-available-for-sale securities	9	—	2	100
Reclassification to earnings	9	—	—	345

Total other comprehensive income		$—	$2	$445

Total comprehensive loss		(265,511)	(164,785)	(299,704)
Comprehensive income attributable to noncontrolling interest		$(3,207)	$(1,123)	$(3,674)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(268,718)	$(165,908)	$(303,378)

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
OPERATING ACTIVITIES:
Net loss		$(265,511)	$(164,787)	$(300,149)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7, 8	102,839	104,112	113,825
Amortization and write-off of deferred financing costs	18	7,880	6,391	5,653
Amortization of deferred drydock and special survey costs		13,828	14,727	13,768
Provision for losses on accounts receivable	5	575	269	1,304
Share based compensation	13	4,556	4,296	3,446
Gain on bond and debt extinguishment	11	(6,464)	(185)	(29,187)
Income tax (benefit)/expense	21	(1,108)	(3,192)	1,265
Realized holding loss on investments in-available-for-sale-securities	9	—	—	345
Loss in affiliates, net of dividends received	9, 16	84,317	4,610	219,417
Bargain gain upon obtaining control	3	(58,313)	—	—
Gain on sale of assets	7	(894)	(1,064)	—
Impairment losses	7	200,657	50,565	—
Changes in operating assets and liabilities:
Decrease/(increase) in accounts receivable		6,575	5,293	(2,350)
Decrease/(increase) in inventories		2,672	(1,681)	(4,046)
(Increase)/decrease in prepaid expenses and other assets		(19,171)	3,123	(4,313)
(Increase)/decrease in due from affiliate companies		(15,708)	15,651	(6,984)
(Decrease)/increase in accounts payable		(3,023)	(7,393)	7,209
Increase/(decrease) in accrued expenses and other liabilities		20,569	2,422	(9,159)
(Decrease)/increase in due to affiliate companies		(3,031)	23,980	22,694
(Decrease)/increase in deferred income and cash received in advance		(1,535)	1,847	(4,309)
(Decrease)/increase in other long-term liabilities and deferred income		(6,318)	(43)	22,493
Payments for drydock and special survey costs		(7,755)	(10,824)	(11,096)

Net cash provided by operating activities		$55,637	$48,117	$39,826

INVESTING ACTIVITIES:
Cash acquired upon obtaining control	3	24,400	—	—
Loan to affiliate company	16	(12,875)	(4,461)	(4,275)
Dividends from affiliate companies	9	5,838	7,298	—
Deposits for vessels, port terminals and other fixed assets	7	(12,572)	(36,589)	(86,911)
Proceeds from lease receivable		233	200	—
Proceeds from sale of asset	7	102,217	11,828	—
Acquisition of investments in affiliates	9	(6,305)	(7,638)	—
Acquisition of vessels	7	(46,395)	—	(60,115)
Purchase of property, equipment and other fixed assets	7	(11,444)	(10,279)	(4,567)
Disposal of available-for-sale securities	9	—	—	5,303
Deposit for option to acquire vessel	14	(15,234)	(2,724)	—

Net cash provided by/(used in) investing activities		$27,863	$(42,365)	$(150,565)

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
FINANCING ACTIVITIES:
Repurchase of preferred stock	17	$—	$(571)	$(9,323)
(Repayment of)/proceeds from loan payable to affiliate company	16	—	(55,132)	50,000
Proceeds from transfer of rights to affiliate company	9, 16	—	4,050	—
Proceeds from long-term loans	11	56,919	125,495	116,331
Proceeds from issuance of senior and ship mortgage notes net of discount and debt issuance costs	11	—	291,218	—
Repayment of long-term debt and payment of principal	11	(94,298)	(48,600)	(40,737)
Repayment/repurchase of senior notes	11	(28,796)	(291,094)	(30,671)
Payments of obligations under capital leases	7	—	(12,374)	(3,032)
Debt issuance costs		(740)	(609)	(2,844)
Acquisition of treasury stock	17	(1)	—	(818)
Dividends paid to noncontrolling shareholders		—	(25,323)	—
Dividends paid		—	—	(3,681)

Net cash (used in)/provided by financing activities		$(66,916)	$(12,940)	$75,225

Increase/(decrease) in cash and cash equivalents and restricted cash		16,584	(7,188)	(35,514)

Cash and cash equivalents and restricted cash, beginning of year		134,190	141,378	176,892

Cash and cash equivalents and restricted cash, end of year		$150,774	$134,190	$141,378

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$121,902	$115,898	$108,380
Cash paid for income taxes		$485	$393	$92
Non-cash investing and financing activities
Purchase of property, equipment and other fixed assets	7	$—	$—	$(472)
Deposits for vessels, port terminals and other fixed assets	7	$—	$(726)	$(5,726)
Revaluation of vessels due to termination/restructuring of capital lease obligations	7	$—	$5,243	$—
Accrued interest income on loan receivable from affiliate company	16	$(3,103)	$(2,643)	$(2,259)
Accrued interest expense on loan payable to affiliate company	11, 16	$—	$—	$1,240
Accrued interest expense payable to affiliate company	11, 16	$1,071	$815	$—
Acquisition of vessels, port terminals and other fixed assets	7	$(1,662)	$(843)	$—
Long-term payable to affiliate company	9, 16	$—	$29,423	$—
Transfers from deposits for vessels, port terminals and other fixed assets	7	$49,421	$137,357	$—
Transfers to other long-term assets		$(26)	$—	$—

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2015	73,935	$—	11,046,875	$1	$726,801	$262,603	$(445)	$988,960	$121,592	$1,110,552
Net loss	—	—	—	—	—	(303,823)	—	(303,823)	3,674	(300,149)
Total other comprehensive income	—	—	—	—	—	—	445	445	—	445
Tender Offer - Redemption of preferred stock (Note 17)	(24,431)	—	758,918	—	(50,887)	41,564	—	(9,323)	—	(9,323)
Stock-based compensation expenses (Note 17)	—	—	2,497	—	3,446	—	—	3,446	—	3,446
Cancellation of shares (Note 17)	—	—	(291)	—	—	—	—	—	—	—
Acquisition of treasury stock (Note 17)	—	—	(94,858)	—	(818)	—	—	(818)	—	(818)
Dividends declared/ paid	—	—	—	—	—	(600)	—	(600)	—	(600)

Balance December 31, 2016	49,504	$—	11,713,141	$1	$678,542	$(256)	$—	$678,287	$125,266	$803,553
Net loss	—	—	—	—	—	(165,910)	—	(165,910)	1,123	(164,787)
Total other comprehensive income	—	—	—	—	—	—	2	2	—	2
Tender Offer - Redemption of preferred stock (Note 17)	(766)	—	62,581	—	(716)	145	—	(571)	—	(571)
Conversion of convertible preferred stock/ undeclared preferred dividend to common stock (Note 17)	(2,436)	—	179,015	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	84,333	—	4,296	—	—	4,296	—	4,296
Cancellation of shares (Note 17)	—	—	(423)	—	(6)	—	—	(6)	—	(6)
Dividends paid to Noncontrolling Shareholders	—	—	—	—	—	—	—	—	(25,323)	(25,323)

Balance December 31, 2017	46,302	$—	12,038,647	$1	$682,116	$(166,021)	$2	$516,098	$101,066	$617, 164
Net loss	—	—	—	—	—	(268,720)	—	(268,720)	3,207	(265,513)
Total other comprehensive income	—	—	—	—	—	2	(2)	—	—	—
Cancellation of shares (Note 17)	—	—	(656)	—	(1)	—	—	(1)	—	(1)
Stock-based compensation expenses (Note 17)	—	—	805,423	—	4,556	—	—	4,556	—	4,556
Noncontrolling interest of Navios Containers (Note 3)	—	—	—	—	—	—	—	—	165,474	165,474

Balance December 31, 2018	46,302	$—	12,843,414	$1	$686,671	$(434,739)	$—	$251,933	$269,747	$521,680

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

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2018, Navios Holdings owned 63.8% of Navios Logistics.

Navios Containers

Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI) is a growth vehicle dedicated to the container sector of the maritime industry. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”.

On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings due to the fact that the general partner has exclusive management authority over Navios Containers’ operations, controls the appointment of three of the seven members of Navios Containers’ board of directors and has veto rights over certain significant actions of Navios Containers. The limited partners may not remove the general partner without the affirmative vote of at least 75% of the outstanding units (including units held by the general partner and its affiliates), voting as a single class. In addition, limited partners have no right to participate in the operation, management or control of Navios Containers’ business or transact any business in Navios Containers’ name. The general partner has the power to oversee and direct the partnership’s operations and to manage and determine the partnership’s strategies and policies on an exclusive basis and therefore, has the power to govern the financial and operating policies of Navios Containers. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers are consolidated under Navios Holdings. See also Note 3.

As of December 31, 2018, Navios Holdings had a 3.7% ownership interest in Navios Containers.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of December 31, 2018, Navios Holdings owned a 20.0% interest in Navios Partners, including a 2.0% general partner interest.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2018, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 32.8% and its economic interest was 35.8%.

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

Change in accounting principles:

ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash

The Company historically presented changes in restricted cash and cash equivalents depending on the nature of the cash flow within the consolidated statements of cash flows. During the first quarter of 2018, the Company adopted ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that restricted cash and restricted cash equivalents be included as components of total cash and cash equivalents as presented on the statement of cash flows. The recognition and measurement guidance for restricted cash is not affected. The Company applied this guidance retrospectively to all prior periods presented in the Company’s financial statements.

The effect of the retrospective application of this change in accounting principle on the Company’s consolidated statements of cash flows for the year ended December 31, 2017 and 2016 resulted in a decrease of cash provided by operating activities in the amount of $2,666 and an increase of cash provided by operating activities in the amount of $2,906, respectively and a decrease of cash used in financing activities in the amount of $3,839 and a decrease in cash provided by financing activities in the amount of $11,000, respectively with a corresponding change in cash and cash equivalents and restricted cash of $1,172 increase and $8,094 decrease, respectively.

The following table provides a reconciliation of cash and cash equivalents and restricted cash to amounts reported within the consolidated balance sheets:

	December 31, 2018	December 31, 2017	December 31, 2016
Reconciliation of cash and cash equivalents and restricted cash:
Current assets:
Cash and cash equivalents	137,882	127,632	135,992
Restricted cash	12,892	6,558	5,386

Total cash and cash equivalents and restricted cash	$150,774	$134,190	$141,378

ASC 606, Revenue from Contracts with Customers (“ASC 606”)

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering continue to be governed by ASC 840 Leases. Upon adoption of ASC 606, the timing and recognition of earnings from time charter contracts to which the Company is party did not change from previous practice. See also Note 2(r).

Reverse Stock Split

On December 21, 2018, the Company’s common stockholders approved a one-for-ten reverse stock split of the Company’s outstanding shares of common stock (the “Reverse Stock Split”). The Reverse Stock Split was effective since January 3, 2019 and the common stock commenced trading on that date on a split-adjusted basis. As a result of the Reverse Stock Split, every ten shares of issued and outstanding common stock were combined into one issued and outstanding share of common stock, without any change in authorized shares or the par value per share. All issued and outstanding shares of common stock, redemption and conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented. The retroactive application of the Reverse Stock Split reduced the number of shares of common stock outstanding from 128.4 million shares to 12.8 million shares as of December 31, 2018 and from 120.4 million shares to 12.0 million shares as of December 31, 2017. The par value of the common stock remained at $0.0001 per share. Accordingly, Common stock and Additional paid-in capital in the Company’s consolidated balance sheets as of December 31, 2018 reflect a decrease and increase of $12, respectively, and as of December 31, 2017 reflect a decrease and increase of $11, respectively.

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

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies of the entity. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and Navios Containers, which are 63.8% and 3.7% owned by Navios Holdings, respectively.

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

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2018 was 20.0%, which includes a 2.0% general partner interest); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2018 was 35.8%); (iii) Navios Europe I and its subsidiaries (economic interest as of December 31, 2018 was 47.5%); (iv) Navios Europe II and its subsidiaries (economic interest as of December 31, 2018 was 47.5%); and (v) Navios Containers and its subsidiaries (economic interest as of November 30, 2018, date of obtaining control, was 3.7%).

Subsidiaries Included in the Consolidation:

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2018	2017	2016
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Containers L.P.	Holding Company	3.7%	Marshall Is.	11/30 - 12/31	—	—
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2018	2017	2016
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2018	2017	2016
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 8/30	1/1 - 12/31	1/12 - 12/31
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 8/30	1/1 - 12/31	1/12 - 12/31
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/2 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	11/3 - 12/31	—
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	12/15 - 12/31	—
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/12 - 12/31	—	—
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/15 - 12/31	—	—
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	2/13 - 12/31	—	—
Navios Maritime Containers GP LLC	Operating Company	100%	Marshall Is.	9/11 - 12/31	—	—
Navios Containers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 12/31	—	—
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	11/7 - 12/31	—	—
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	12/4 - 12/31	—	—
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	10/11 - 12/31	—	—

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

(e)

Restricted Cash: As of December 31, 2018 and 2017, restricted cash included $4,315 (of which $1,934 related to Navios Containers) and $5,968, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities. Also included in restricted cash as of December 31, 2018 and 2017 are amounts held as security in the form of letters of guarantee or letters of credit totaling $1,577 and $590, respectively. As of December 31, 2018 restricted cash also included an amount of $7,000 concerning the proceeds from the sale of Navios Magellan held as cash collateral in an escrow account, following the vessel’s disposal and release from the 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). See also Note 11.

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

(h)

Dry Bulk Vessels, Container Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Dry bulk vessels, container vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

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

Annual depreciation rates used, which approximate the useful life of the assets are:

Dry bulk vessels	25 years
Container vessels	30 years
Port terminals	5 to 49 years
Tanker vessels, barges and pushboats	15 to 45 years
Furniture, fixtures and equipment	3 to 10 years
Computer equipment and software	5 years
Leasehold improvements	shorter of lease term or 6 years

Management estimates the residual values of the Company’s dry bulk vessels and container vessels based on a scrap value cost of steel times the weight of the ship noted in lightweight tons (“LWT”). Residual values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of residual values affect the depreciable amount of the vessels and the depreciation expense in the period of the revision and future periods. Management estimates the residual values of the Company’s vessels based on a scrap rate of $340 per LWT after considering current market trends for scrap rates and ten-year average historical scrap rates of the residual values of the Company’s vessels.

Management estimates the useful life of its dry bulk vessels and container vessels to be 25 years and 30 years, respectively from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)

Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2018, 2017 and 2016 amounted to $1,908, $4,764 and $5,843, respectively.

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

During the fourth quarter of fiscal year 2018, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, running cost based on current year actuals, assuming an annual increase of 0.68% after 2019 and a utilization rate of 99.5% based on the fleet’s historical performance.

As of December 31, 2018, our assessment concluded that step two of the impairment analysis was required for four of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $179,186 for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to these vessels, presented within the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2017, the Company recorded an impairment loss of $32,930 for one dry bulk vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to this vessel, presented within the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income. The assessment performed for 2016 did not indicate a step two was necessary for the Company’s other vessels held and used. See also Note 7.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2018, 2017 and 2016, the amortization of deferred drydock and special survey costs was $13,828, $14,727, and $13,768, respectively.

(m)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs for each of the years ended December 31, 2018, 2017 and 2016 were $7,880, $6,391 and $5,653, respectively. See also Note 18.

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

As of December 31, 2018, the Company performed its impairments test for its reporting units within the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying value of its total net assets.

As of December 31, 2018, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56,240. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates adjusted for outliers), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying value of net assets.

As of December 31, 2018, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104,096. Step one of the impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years, and was fully amortized as of December 31, 2018.

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

During the fourth quarter of fiscal year 2018, management concluded that there were no circumstances which indicated that potential impairment of Navios Holdings’ intangible assets other than goodwill might exist. For the year ended December 31, 2018 and 2016, there were no impairment losses recognized for the Company’s intangible assets. As of December 31, 2017, the Company performed an assessment which indicated that the amortizable value of one of its favorable leases would not be recoverable from the future undiscounted cash flows associated with the asset. As a result, the Company recognized an impairment loss of $3,397 in the caption “Impairment losses” in the consolidated statements of comprehensive (loss)/income.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32
Favorable lease terms	1
Port terminal operating rights	47
Customer relationships	20

See also Note 3 and Note 8.

(o)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive (loss)/income. The foreign currency (losses)/gains recognized under the caption “Other expense” or “Other income” in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2018, 2017 and 2016, were $(1,207), $(3,000) and $1,600, respectively.

(p)

Provisions: The Company, in the ordinary course of business, is subject to various claims, suits and complaints. Management, in consultation with internal and external advisers, will provide for a contingent loss in the financial statements if the contingency had occurred at the date of the financial statements and the likelihood of loss was probable and the amount can be reasonably estimated. If the Company has determined that the reasonable estimate of the loss is a range and there is no best estimate within the range, the Company will provide for the lower amount within the range. See also Note 14.

The Company participates in Protection and Indemnity (“P&I”) insurance plans provided by mutual insurance associations known as P&I clubs. Under the terms of these plans, participants may be required to pay additional premiums (supplementary calls) to fund operating deficits incurred by the clubs (“back calls”). Obligations for back calls are accrued annually based on information provided by the P&I clubs.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Provisions for estimated losses on vessels under time charter are provided for in the period in which such losses are determined. As of December 31, 2018 and 2017, the balance for this provision was $1,604 and $2,631, respectively.

(q)

Segment Reporting: Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company currently has three reportable segments: the Dry Bulk Vessel Operations segment, the Logistics Business segment and the Containers Business segment.

(r)	Revenue and Expense Recognition:

Revenue Recognition: On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606). The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 840 “Leases”. Upon adoption of ASC 606, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

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

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

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

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

Upon adoption of ASC 606, the Company is recognizing revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract. The adoption of this standard had no material effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Revenues earned under contracts of affreightment (“COA”)/voyage contracts within the Dry Bulk Vessel Operations, amounted to $19,121, $38,273 and $29,857 for the years ended December 31, 2018, 2017 and 2016, respectively. Revenues earned under contracts of affreightment (“COA”)/voyage contracts within the Logistics business, amounted to $35,623, $42,455 and $62,603 for the years ended December 31, 2018, 2017 and 2016, respectively.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel. Revenues from time chartering of vessels in the Dry Bulk Vessel Operations amounted to $278,591, $199,945 and $153,858 for the years ended December 31, 2018, 2017 and 2016, respectively. Revenues from time chartering and bareboat chartering of vessels and barges in the Logistics business amounted to $72,689, $84,063 and $153,858 for the years ended December 31, 2018, 2017 and 2016, respectively. Revenues from time chartering and bareboat chartering of vessels in the Containers business amounted to $12,053 for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized in the period in which the variability is resolved. The allocation of such net revenue may be subject to future adjustments by the pool, however, such changes are not expected to be material. Revenue for vessels operating in pooling arrangements in the Dry Bulk Vessel Operations amounted to $0, $8,025 and $15,007 for the years ended December 31, 2018, 2017 and 2016, respectively.

Profit-sharing revenues are calculated at an agreed percentage of the excess of the charterer’s average daily income (calculated on a quarterly or half-yearly basis) or the Baltic Dry Index over an agreed amount and accounted for on an accrual basis based on provisional amounts and for those contracts that provisional accruals cannot be made due to the nature of the profit sharing elements, these are accounted for on the actual cash settlement. Profit sharing results from the Dry Bulk Vessel Operations for the years ended December 31, 2018, 2017 and 2016 amounted to $(52), $3,205 and $(2,530), respectively.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel. Revenues from port terminal operations of the Logistics business amounted to $58,552, $43,984 and $29,056 for the years ended December 31, 2018, 2017 and 2016, respectively. Revenues from storage fees (dry port) of the Logistics business amounted to $882, $1,974 and $446 for the years ended December 31, 2018, 2017 and 2016, respectively. Dockage revenues from the Logistics business in the dry port terminal operations amounted to $3,136, $4,497 and $3,373 for the years ended December 31, 2018, 2017 and 2016, respectively.

Revenues from liquid port terminal operations consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks. Revenues from sale of products by the Logistics business amounted to $32,508, $32,572 and $30,118 for the years ended December 31, 2018, 2017 and 2016, respectively. Revenues from liquid port terminal operations from the Logistics business amounted to $3,739, $2,841 and $3,059 for the years ended December 31, 2018, 2017 and 2016, respectively.

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

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates consists of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliates (Refer to Note 16). Administrative services include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues are recognized as the services are provided to affiliates.

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

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter, voyage and logistics business expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses. In the transition to ASC 842, the right of use asset will be adjusted for the carrying amount of the liability regarding the provision for losses on time charters and voyages in progress on that date.

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

Pension and Retirement Obligations-Crew: The Company’s ship-owning subsidiaries employ the crew on board under short-term contracts (usually up to nine months) and, accordingly, are not liable for any pension or post-retirement benefits.

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece are protected by Greek labor law. According to the law, the Company is required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation is based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remain in the employment of the Company until normal retirement age, they are entitled to retirement compensation which is equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that will remain with the Company until retirement age is not known. The Company considers this plan equivalent to a lump sum defined benefit pension plan and accounts for it under relevant guidance on employer’s accounting for pensions. The Company is required to annually value the statutory terminations indemnities liability. Management obtains a valuation from independent actuaries to assist in the calculation of the benefits. The Company provides, in full, for the employees’ termination indemnities liability. This liability amounted to $1,550 and $1,336 at December 31, 2018 and 2017, respectively.

U.S. Retirement Savings Plan: The Company sponsors a 401(k) retirement savings plan, which is categorized as a defined contribution plan. The plan is available to full time employees who meet the plan’s eligibility requirements. The plan permits employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company makes monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company has no further obligations. The Company may make an additional discretionary contribution annually if such a contribution is authorized by the Board of Directors. The plan is administered by an independent professional firm that specializes in providing such services. See also Note 13.

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

Stock-Based Compensation: In December 2018, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. See also Note 13.

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

(u)

(Loss)/Earnings Per Share: Basic (loss)/earnings per share are computed by dividing net (loss)/income attributable to Navios Holdings common stockholders by the weighted average number of shares of common stock outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled. Diluted (loss)/earnings per share reflect the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted. Dilution has been computed by the treasury stock method whereby all of the Company’s dilutive securities (stock options and warrants) are assumed to be exercised and the proceeds are used to repurchase common shares at the weighted average market price of the Company’s common stock during the relevant periods. The incremental shares (the difference between the number of shares assumed issued and the number of shares assumed purchased) are included in the denominator of the diluted (loss)/earnings per share computation. Restricted share units, restricted stock and restricted stock units (vested and unvested) are included in the calculation of the diluted (loss)/earnings per share, based on the weighted average number of restricted share units, restricted stock and restricted stock units assumed to be outstanding during the period. Convertible shares are included in the calculation of the diluted (loss)/earnings per share, based on the weighted average number of convertible shares assumed to be outstanding during the period. See also Note 20.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(v)

Income Taxes: The Company is a Marshall Islands corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

On December 29, 2017, the Argentine government enacted the Law 27,430 that made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable in beginning on January 1, 2018. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences whose reversal is expected to occur in the years before 2020, and a rate of 25% on temporary differences remaining thereafter. During the year ended December 31, 2017, the Company has recorded an income tax benefit of $2,837 within the caption “Income tax benefit/(expense)” in the consolidated statements of comprehensive (loss)/income related to the change in the rate of the income tax.

(w)

Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $0 to its common stockholders during each year ended December 31, 2018, 2017 and 2016, and $0, $0 and $3,681 ($0, $0 and $74.4 per share) to its preferred stockholders during the years ended December 31, 2018, 2017 and 2016, respectively. In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”). All inter-company dividends are eliminated upon consolidation.

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

On November 15, 2012, the Company agreed to provide Navios Partners with guarantees against counterparty default on certain existing charters (see also Note 16).

(y)

Leases: Vessel leases where Navios Holdings or/and Navios Containers is regarded as the lessor are classified as either finance leases or operating leases based on an assessment of the terms of the lease.

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

For charters classified as operating leases where Navios Holdings or/and Navios Containers is regarded as the lessor, refer to Note 2(r).

For charters classified as operating leases where Navios Holdings or/and Navios Containers is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense is included under the line item “Time charter, voyage and logistics business expenses”. In the transition to ASC 842, the right of use asset will be adjusted for the carrying amount of the straight line liability on that date.

(z)

Treasury Stock: Treasury stock is accounted for using the cost method. Excess of the purchase price of the treasury stock acquired, plus direct acquisition costs over its par value is recorded in additional paid-in capital.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(aa)

Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts.

(ab)

Convertible Preferred Stock: The Company’s 2% Mandatorily Convertible Preferred Stock (“Preferred Stock”) is recorded at fair market value on the date of issuance. The fair market value is determined using a binomial valuation model. The model which is used takes into account the credit spread of the Company, the volatility of its stock, as well as the price of its stock at the issuance date. Each preferred share has a par value of $0.0001. Each holder of Preferred Stock is entitled to receive an annual dividend equal to 2.0% on the nominal value of the Preferred Stock, payable quarterly, until such time as the Preferred Stock converts into common stock. Five years after the issuance date, 30.0% of the then-outstanding shares of Preferred Stock shall automatically convert into shares of common stock at a conversion price equal to $10.00 per share of common stock with the remaining balance of the then-outstanding shares of Preferred Stock being converted into shares of common stock under the same terms 10 years after their issuance date. At any time following the third anniversary from their issuance date, if the closing price of the common stock has been at least $20.00 per share, for 10 consecutive business days, the remaining balance of the then-outstanding preferred shares shall automatically convert at a conversion price equal to $14.00 per share of common stock. The holders of Preferred Stock are entitled, at their option, at any time following their issuance date and prior to their final conversion date, to convert all or any such then-outstanding preferred shares into common stock at a conversion price equal to $14.00 per common stock. See also Note 17.

(ac)

Cumulative Redeemable Perpetual Preferred Stock: The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G, with a liquidation preference of $2,500.00 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference. At any time on or after January 28, 2019, the Series G may be redeemed at the Company’s option and at any time on or after July 8, 2019, the Series H may be redeemed at the Company’s option (and the American Depositary Shares can be caused to be redeemed), in whole or in part, out of amounts legally available therefore, at a redemption price of $2,500.00 per share (equivalent to $25.00 per American Depositary Share) plus an amount equal to all accumulated and unpaid dividends thereon to the date of redemption, whether or not declared. The Company has accounted for these shares as equity. See also Note 17.

(ad)

Investment in Available-for-Sale Securities: The Company classifies its existing marketable equity securities as available-for-sale. These securities are carried at fair value, with unrealized gains and losses reflected directly in the consolidated statements of comprehensive (loss)/income at each reporting period. Management evaluates securities for other-than-temporary impairment (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the investee, and (iii) the intent and ability of the Company to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in fair value.

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners, Navios Europe I and Navios Europe II, for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company considers any decline to be “other-than-temporary”, then the Company would write down the carrying amount of the investment to its estimated fair value.

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

In October 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For Public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-14, “Compensation-Retirement Benefits-Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company is currently assessing the impact that adopting this new accounting guidance will have on its disclosures to the consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-03, “Accounting Changes and Error Corrections (Topic 250) and Investments-Equity Method and Joint Ventures (Topic 323)”. The ASU amends the Codification for SEC staff announcements made at recent Emerging Issues Task Force (EITF) meetings. The SEC guidance that specifically relates to our consolidated financial statements was from the September 2016 meeting, where the SEC staff expressed their expectations about the extent of disclosures registrants should make about the effects of the new FASB guidance as well as any amendments issued prior to adoption, on revenue (ASU 2014-09), leases (ASU 2016-02) and credit losses on financial instruments (ASU 2016-13) in accordance with SAB Topic 11.M. Registrants are required to disclose the effect that recently issued accounting standards will have on their financial statements when adopted in a future period. In cases where a registrant cannot reasonably estimate the impact of the adoption, then additional qualitative disclosures should be considered. The ASU incorporates these SEC staff views into ASC 250 and adds references to that guidance in the transition paragraphs of each of the three new standards. The adoption of this ASU did not have a material effect on the Company’s consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a more timely manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In July 2018, FASB issued ASU 2018-10, Codification Improvements to Topic 842 Leases (“ASU 2018-10”). The amendments in ASU 2018-10 affect narrow aspects of the guidance issued in the amendments in ASU 2016-02. The amendments in this update affect the amendments in Update 2016-02, which are not yet effective but for which early adoption upon issuance is permitted. For entities that early adopted Topic 842, the amendments are effective upon issuance of this update, and the transition requirements are the same as those in Topic 842. For entities that have not adopted Topic 842, the effective date and transition requirements will be the same as the effective date and transition requirements in Topic 842.

In addition, in July 2018, FASB issued ASU 2018-11, Targeted Improvements to Topic 842 Leases (“ASU 2018-11). The improvements in ASU 2018-11 provide for (a) an optional new transition method for adoption that results in initial recognition of a cumulative effect adjustment to retained earnings in the year of adoption and (b) a practical expedient for lessors, under certain circumstances, to combine the lease and non-lease components of revenues for presentation purposes.

In December 2018, FASB issued ASU 2018-20, Narrow-Scope Improvements to Topic 842 for Lessors (“ASU 2018-20”). The improvements in ASU 2018-20 are to clarify guidance for lessors on sales taxes and other similar taxes collected from lessees, certain lessor costs and recognition of variable payments for contracts with lease and non-lease components.

In January 2019, FASB issued ASU 2019-01, Codification Improvements to Topic 842 Leases (“ASU 2019-01”). The amendments in ASU 2019-01 address (i) the determination of the fair value of the underlying asset by lessors that are not manufacturers or dealers, (ii) the presentation on the Statement of Cash Flows—Sales Type and Direct Financing Leases; and (iii) the transition disclosures related to the accounting changes and error corrections (Topic 250).

ASC 842 provides practical expedients that allow entities to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

The Company plans to adopt the standard on January 1, 2019 and expects to elect the use of practical expedients. The Company intends to apply the alternative transition method for adoption as described above. Based on a preliminary assessment, the Company expects the adoption of this guidance to have a material impact on its assets and liabilities due to its charter-in contracts and office rent agreements and the recognition of right-of-use assets and lease liabilities on its consolidated balance sheets although adoption is not expected to significantly change the recognition, measurement or presentation of lease expenses within the statements of comprehensive (loss)/income or cash flows.

In the transition to ASC 842, the Company will measure the right of use asset at an amount equal to the operating liability adjusted for the carrying amount of the straight line liability and the carrying amount of the liability regarding the provision for losses on time charters and voyages in progress on that date. Following the adoption of the new standard, the Company expects to recognize for its charter-in contracts and for its office rent agreements, operating liabilities of $356,537 and $12,453, respectively, based on the net present value of the remaining minimum charter-in and rental payments for existing operating leases. Additionally, the Company expects to recognize for its charter-in contracts relating to charter-in vessels in operation on January 1, 2019 and for its office rent agreements, right of use assets of $342,353 and $12,453, respectively.

With regards to the Company’s charter-out contracts, the Company is not expecting that the adoption will have a material effect on its consolidated financial statements since the Company is a lessor for these charter-out contracts and the changes are fairly minor. The Company expects to elect the use of practical expedient available to lessors which allows good and services embedded in the charter-out contract that qualify as non-lease components to be combined under a single lease component presentation.

NOTE 3: CONSOLIDATION OF NAVIOS CONTAINERS

Navios Maritime Containers Inc. was incorporated in the Republic of the Marshall Islands on April 28, 2017 (date of inception) and on November 30, 2018, was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings due to the fact that the general partner has exclusive management authority over Navios Containers’ operations, controls the appointment of three of the seven members of Navios Containers’ board of directors and has veto rights over certain significant actions of Navios Containers. The limited partners may not remove the general partner without the affirmative vote of at least 75% of the outstanding units (including units held by the general partner and its affiliates), voting as a single class. In addition, limited partners have no right to participate in the operation, management or control of Navios Containers’ business or transact any business in Navios Containers’ name. The general partner has the power to oversee and direct the partnership’s operations and to manage and determine the partnership’s strategies and policies on an exclusive basis and therefore, has the power to govern the financial and operating policies of Navios Containers. As of that date, the results of operations of Navios Containers are consolidated under Navios Holdings.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Containers accounted for the control obtained as a business combination which resulted in the application of the “acquisition method”, as defined under ASC 805 Business Combinations, as well as the recalculation of Navios Holdings’ equity interest in Navios Containers to its fair value at the date of obtaining control and the recognition of a gain in the consolidated statements of comprehensive (loss)/income. The excess of the fair value of Navios Containers’ identifiable net assets of $229,865 over the total fair value of Navios Containers’ total shares outstanding as of November 30, 2018 of $171,743, resulted in a bargain gain upon obtaining control in the amount of $58,122. The fair value of the 34,603,100 total Navios Container’s shares outstanding as of November 30, 2018 was determined by using the closing share price of $4.96, as of that date.

As of November 30, 2018, Navios Holdings’ interest in Navios Containers with a carrying value of $6,078 was remeasured to fair value of $6,269, resulting in a gain on obtaining control in the amount of $191 and is presented within “Bargain gain upon obtaining control” in the consolidated statements of comprehensive (loss)/income.

The results of operations of Navios Containers are included in Navios Holdings’ consolidated statements of comprehensive (loss)/income following the completion of the conversion of Navios Maritime Containers Inc. into a limited partnership on November 30, 2018.

If the acquisition had been consummated as of April 28, 2017 (date of inception), Navios Holdings’ pro-forma revenues and net loss for the year ended December 31, 2018 would have been $639,607 and $(313,971), respectively, and for the year ended December 31, 2017 would have been $502,237 and $(107,210), respectively. These pro-forma results include non-recurring items directly related to the business acquisition as follows: (a) the gain on obtaining control in the amount of $191 and (b) the bargain gain upon obtaining control in the amount of $58,122.

The unaudited pro forma results are for comparative purposes only and do not purport to be indicative of the results that would have actually been obtained if the control was obtained at the date of inception. The Navios Containers consolidation contributed revenues of $12,053 and net income of $752 to Navios Holdings for the year ended December 31, 2018.

The following table summarizes the fair value of Navios Containers outstanding shares, the fair value of assets and liabilities and the fair value of the noncontrolling interest in Navios Containers assumed on November 30, 2018:

Fair value of Navios Containers’ outstanding shares:
Fair value of Navios Holdings’ interest (3.7%)	6,269
Fair value of noncontrolling interest (96.3%)	$165,474

Total fair value of Navios Containers’ outstanding shares	171,743
Fair value of Navios Containers’ assets and liabilities:
Current assets (including cash and restricted cash of $24,400)	27,705
Vessels	376,133
Favorable lease terms	31,342
Long term receivable from affiliate companies	7,313
Other long term assets	1,099
Long term debt assumed (including current portion)	(199,000)
Current liabilities	(14,727)

Fair value of Navios Containers’ net assets	229,865

Bargain gain upon obtaining control	$58,122

The intangible assets listed below as determined at the date of obtaining control are amortized under the straight line method over the period indicated below:

	Weighted Average Amortization (years)	Amortization per Year
Favorable lease terms	1.4	$(22,391)

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2018	December 31, 2017
Cash on hand and at banks	$131,432	$127,625
Short-term deposits and highly liquid funds	6,450	7
Restricted cash	12,892	6,558

Cash and cash equivalents and restricted cash	$150,774	$134,190

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

See also Note 2(e).

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2018	December 31, 2017
Accounts receivable	$76,376	$80,037
Less: provision for doubtful receivables	(16,086)	(19,706)

Accounts receivable, net	$60,290	$60,331

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2016	$(18,278)	$(1,304)	$145	$(19,437)
Year ended December 31, 2017	$(19,437)	$(269)	$—	$(19,706)
Year ended December 31, 2018	$(19,706)	$(575)	$4,195	$(16,086)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2018, two customers accounted for 12.8% and 11.4%, respectively, of the Company’s revenue and are the same customers who accounted for 14.7% and 13.1%, respectively, of the Company’s revenue in the year ended December 31, 2016. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue. For the year ended December 31, 2016, two customers accounted for 14.7% and 13.1%, respectively, of the Company’s revenue.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2018	December 31, 2017
Prepaid voyage and operating costs	$9,261	$8,022
Claims receivable	22,224	12,307
Prepaid other taxes	2,682	4,520
Advances for working capital purposes	18	18
Other	6,005	2,516

Total prepaid expenses and other current assets	$40,190	$27,383

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

As of December 31, 2018, claims receivable include an insurance claim of $11,571 related to the fire incident at the iron ore port terminal in Nueva Palmira, Uruguay.

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$1,841,140	$(447,688)	$1,393,452
Additions	60,115	(73,847)	(13,732)
Transfers	29,695	—	29,695

Balance December 31, 2016	1,930,950	(521,535)	1,409,415
Additions	—	(73,017)	(73,017)
Impairment losses	(104,157)	58,034	(46,123)
Disposals	(11,828)	—	(11,828)

Balance December 31, 2017	1,814,965	(536,518)	1,278,447
Additions	398	(66,405)	(66,007)
Vessel impairment	(411,265)	212,399	(198,866)
Disposals	(101,717)	—	(101,717)
Vessel acquisition	22,385	(458)	21,927

Balance December 31, 2018	$1,324,766	$(390,982)	$933,784

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$108,686	$(23,898)	$84,788
Additions	2,051	(3,493)	(1,442)
Transfers	(1,513)	—	(1,513)

Balance December 31, 2016	109,224	(27,391)	81,833
Additions	5,060	(5,237)	(177)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	251,641	(32,628)	219,013
Additions	2,530	(7,284)	(4,754)
Transfers from oil storage plant and port facilities for liquid cargoes	(629)	—	(629)
Transfers to other long-term assets	(26)	—	(26)
Disposals	(156)	137	(19)

Balance December 31, 2018	$253,360	$(39,775)	$213,585

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$470,944	$(131,144)	$339,800
Additions	738	(18,894)	(18,156)
Transfers	3,696	—	3,696

Balance December 31, 2016	475,378	(150,038)	325,340
Additions	5,531	(17,603)	(12,072)
Disposals	(3,585)	3,585	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	472,081	(164,056)	308,025
Additions	3,581	(18,528)	(14,947)
Transfers	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421

Balance December 31, 2018	$525,712	$(182,584)	$343,128

Containerships (Navios Containers)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$—	$—	$—
Vessels upon obtaining control	376,133	(882)	375,251
Vessel acquisition	24,763	(35)	24,728

Balance December 31, 2018	$400,896	$(917)	$399,979

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$13,869	$(7,948)	$5,921
Additions	2,250	(1,475)	775
Transfers	(2,183)	—	(2,183)

Balance December 31, 2016	13,936	(9,423)	4,513
Additions	531	(1,257)	(726)
Disposals	(75)	28	(47)
Write offs	(32)	32	—

Balance December 31, 2017	14,360	(10,620)	3,740
Additions	5,845	(1,572)	4,273
Write offs	(329)	295	(34)

Balance December 31, 2018	$19,876	$(11,897)	$7,979

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2015	$2,434,639	$(610,678)	$1,823,961
Additions	65,154	(97,709)	(32,555)
Transfers	29,695	—	29,695

Balance December 31, 2016	2,529,488	(708,387)	1,821,101
Additions	11,122	(97,114)	(85,992)
Impairment losses	(104,157)	58,034	(46,123)
Disposals	(15,488)	3,613	(11,875)
Write offs	(32)	32	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	2,553,047	(743,822)	1,809,225

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Vessels upon obtaining control	376,133	(882)	375,251
Additions	12,354	(93,789)	(81,435)
Vessel acquisition	47,148	(493)	46,655
Vessel impairment	(411,265)	212,399	(198,866)
Vessel disposals	(101,717)	—	(101,717)
Disposals	(156)	137	(19)
Write offs	(329)	295	(34)
Transfers from deposits for vessels, port terminals and other fixed assets	49,421	—	49,421
Transfers to other long-term assets	(26)	—	(26)

Balance December 31, 2018	$2,524,610	$(626,155)	$1,898,455

Deposits for Vessels and Port Terminals Acquisitions

During the third quarter of 2018, a river and estuary tanker was delivered to Navios Logistics. As of December 31, 2018, a total of $17,389 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $628. As of December 31, 2017, Navios Logistics had paid $6,141 for the construction of the river and estuary tanker (including supervision cost).

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of December 31, 2018, a total of $32,032 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $3,874. As of December 31, 2017, Navios Logistics had paid $30,708 for the construction of the three new pushboats.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, a total of $137,357 had been transferred to “Vessels, port terminals and other fixed assets, net” in the consolidated balance sheets of which capitalized interest amounted to $9,971.

Impairment losses

During the year ended December 31, 2018, Navios Holdings recorded an impairment loss of $179,186 for four of its dry bulk vessels.

In December 2018, Navios Holdings completed the sale to an unrelated third party, of the Navios Magellan, a 2000-built Panamax vessel of 74,333 dwt, for a total net sale price of $6,950 paid in cash. The loss due to the sale amounted to $5,402 (including $726 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment losses”.

In August 2018, Navios Holdings completed the sale to its affiliate, Navios Partners, of the Navios Mars, a 2016-built, 181,259 dwt vessel, and of the Navios Sphera, a 2016-built, 84,872 dwt vessel, for a total sale price of $79,000. The loss due to the sale amounted to $2,759 and is included in the consolidated statements of comprehensive (loss)/income under “Impairment losses”.

In July 2018, Navios Holdings completed the sale to an unrelated third party of the Navios Achilles, a 2001-built, 52,063 dwt vessel, for a total net sale price of $8,085 paid in cash. The impairment loss recognized due to the sale amounted to $6,595 (including $584 remaining carrying balance of dry dock and special survey costs).

In March 2018, Navios Holdings completed the sale to an unrelated third party of the Navios Herakles, a 2001-built, 52,061 dwt vessel, for a total net sale price of $7,682 paid in cash. The impairment loss due to the sale amounted to $6,715 (including $481 remaining carrying balance of dry dock and special survey costs).

During the year ended December 31, 2017, Navios Holdings recorded an impairment loss of $32,930 for one of its dry bulk vessels.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Vessel Acquisitions

In November 2018, Navios Holdings took delivery of the Navios Primavera, a 2007-built, 53,464 dwt, a previously chartered-in vessel, for a total acquisition cost of $12,130, of which $10,980 was paid in cash.

In February 2018, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Equator Prosper, a 2000-built, 171,191 dwt vessel, for a total acquisition cost of $10,255 which was paid in cash.

On January 12, 2016, Navios Holdings took delivery of the Navios Sphera, a 2016-Japanese built 84,872 dwt Panamax vessel, and Navios Mars, a 2016-Japanese built 181,259 dwt Capesize vessel, for an acquisition cost of $34,352 and $55,458, respectively, of which $49,910 was paid in cash and $39,900 was financed through a loan. As of December 31, 2016, deposits of $29,695, relating to the acquisition of Navios Sphera and Navios Mars, had been transferred to vessels’ cost.

Navios Logistics

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of December 31, 2018, Navios Logistics had paid $1,097 for the land acquisition.

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for a total consideration of $1,115. As of December 31, 2018, Navios Logistics had paid the whole amount (as of December 31, 2017, Navios Logistics had paid $629).

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

In February 2017, two self-propelled barges of the Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. Sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period. As of December 31, 2018 and 2017, the current portion of the outstanding receivable amounted to $174 and $318, respectively and is included in “Prepaid expenses and other current assets” and the non-current portion of the outstanding receivable amounted to $428 and $500, respectively and is included in “Other long-term assets” in the consolidated balance sheets. During the year ended December 31, 2017 gain on sale of assets of $1,075 was included in the statement of comprehensive (loss)/income within the caption of “Gain on sale of assets”.

Navios Containers

On December 17, 2018, Navios Containers purchased from an unrelated third party the Bermuda, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $11,098 (including $398 capitalized expenses).

On December 7, 2018, Navios Containers purchased from an unrelated third party the Bahamas, a 2010-built 4,360 TEU containership, for an acquisition cost of approximately $13,422 (including $522 capitalized expenses).

NOTE 8: INTANGIBLE ASSETS/LIABILITIES OTHER THAN GOODWILL

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2018

	Acquisition Cost	Accumulated Amortization	Transfer/ Write off	Net Book Value December 31, 2018
Trade name	$100,420	$(47,966)	$—	$52,454
Port terminal operating rights	53,152	(11,838)	—	41,314
Customer relationships	35,490	(19,520)	—	15,970
Favorable lease terms(*)	32,492	(2,143)	(1,150)	29,199

Total Intangible assets	$221,554	$(81,467)	$(1,150)	$138,937

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2017

	Acquisition Cost	Accumulated Amortization	Write off	Net Book Value December 31, 2017
Trade name	$100,420	$(45,156)	$—	$55,264
Port terminal operating rights	53,152	(10,889)	—	42,263
Customer relationships	35,490	(17,745)	—	17,745
Favorable lease terms(*)	11,548	—	(10,398)	1,150

Total Intangible assets	$200,610	$(73,790)	$(10,398)	$116,422

(*)

During the year ended December 31, 2018, acquisition costs of $1,150 of favorable lease terms were capitalized as part of the cost of one vessel due to the exercise of the purchase option (See also Note 2(n)). As of December 31, 2018, intangible assets associated with the favorable lease terms included an amount of $31,342 associated with the favorable lease terms of certain charter out contracts of Navios Containers which were recognized as of November 30, 2018 (see Note 3). As of December 31, 2017, intangible assets associated with the favorable lease terms included an amount of $1,150 related to purchase option for a vessel. During the year ended December 31, 2017, acquisition costs of $10,398 and accumulated amortization of $7,001 of favorable lease terms were considered impaired and were written off resulting in a loss of $3,397 included in the statement of comprehensive (loss)/income within the caption of “Impairment losses”.

	Amortization Expense and Write Offs Year Ended December 31, 2018	Amortization Expense and Write Offs Year Ended December 31, 2017	Amortization Expense and Write Offs Year Ended December 31, 2016
Trade name	$2,811	$3,853	$3,902
Port terminal operating rights	950	727	706
Customer relationships	1,774	1,775	1,775
Favorable lease terms	2,143	4,038	17,260
Unfavorable lease terms	—	—	(7,526)

Total	$7,678	$10,393	$16,117

The remaining aggregate amortization of acquired intangibles as of December 31, 2018 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$2,811	$2,818	$2,811	$2,811	$2,811	$38,392	$52,454
Port terminal operating rights	995	995	995	995	995	36,339	41,314
Customer relationships	1,775	1,775	1,775	1,775	1,775	7,095	15,970
Favorable lease terms	21,923	7,276	—	—	—	—	29,199

Total amortization	$27,504	$12,864	$5,581	$5,581	$5,581	$81,826	$138,937

NOTE 9: INVESTMENTS IN AFFILIATES AND INVESTMENTS IN AVAILABLE –FOR-SALE SECURITIES

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On March 17, 2017, Navios Holdings transferred to Navios Partners its participation in the Navios Revolving Loans I and the Navios Term Loans I, both as defined herein, and relating to Navios Europe I, for a consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). Concurrently, Navios Holdings acquired 266,876 common units in Navios Partners in order to maintain its 2% general partner interest for a cash consideration of $468. See also Note 16.

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

During the first quarter of 2018, Navios Partners also issued 1,370,044 of common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 27,960 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $64.

On February 21, 2018, Navios Partners closed an offering of 18,422,000 common units which includes the sale of $5,000 of common units to Navios Holdings. In addition, Navios Holdings paid $714 to retain its 2.0% general partnership interest.

In December 2018, Navios Partners also issued 1,464,494 of restricted common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 29,888 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $27.

As of December 31, 2018, Navios Holdings held a total of 31,053,233 common units and 3,450,091 general partners units, representing a 20.0% interest in Navios Partners, including the 2.0% general partner interest, and the entire investment in Navios Partners is accounted for under the equity method.

As of December 31, 2018 and 2017, the pre-OTTI unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $80,484 and $98,608, respectively. The Company will need to recompute this difference which is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

As of December 31, 2018 and 2017, the carrying amount of the investment in Navios Partners was $29,328 and $66,773, respectively. During the years ended December 31, 2018, 2017 and 2016, the Company recognized an OTTI loss of $55,524, $0 and $83,596, respectively relating to its investment in Navios Partners and the amounts were included in “Equity in net (losses)/earnings of affiliated companies”.

Total pre-OTTI equity method income/(loss) and amortization of deferred gain of $16,171, $12,570 and $(5,979) were recognized in “Equity in net (losses)/earnings of affiliated companies” for the years ended December 31, 2018, 2017 and 2016, respectively.

Dividends received during the years ended December 31, 2018, 2017 and 2016 were $2,068, $0 and $0, respectively.

As of December 31, 2018, the market value of the investment in Navios Partners was $29,328.

Acropolis Chartering & Shipping Inc. (“Acropolis”)

On December 6, 2018, Navios Holdings completed the sale of its investment in Acropolis for a cash consideration of $1,000 resulting in a gain of $866 which is included in “Other income”. The amount of $500 of the cash consideration was received in December 2018 and the remaining amount is scheduled to be received within one year from the date of the sale. Navios Holdings, until the sale of its investment, had a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Holdings owned 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends would be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2018 and 2017, the carrying amount of the investment was $0 and $228, respectively. Dividends received for each of the years ended December 31, 2018, 2017 and 2016 were $170, $55 and $85, respectively.

Navios Acquisition

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of December 31, 2018, Navios Acquisition has repurchased 670,962 shares of common stock.

On November 9, 2018, the Stockholders of Navios Acquisition approved a one-for-15 reverse stock split of all outstanding common stock shares of Navios Acquisition, which was effected on November 14, 2018.

On December 13, 2018, Navios Acquisition completed the merger contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Maritime Midstream Partners L.P. (“Navios Midstream”) and Navios Midstream Partners GP LLC. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

As of December 31, 2018, Navios Holdings had a 32.8% voting and a 35.8% economic interest in Navios Acquisition.

As of December 31, 2018 and 2017, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $87,500 and $113,597, respectively, and is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

As of December 31, 2018 and 2017, the carrying amount of the investment in Navios Acquisition was $50,374 and $99,590, respectively. As of December 31, 2018, the market value of the investment in Navios Acquisition was $15,812.

Based on Company’s evaluation of the duration and magnitude of the fair value decline, Navios Acquisition’s financial condition and near-term prospects, and Company’s intent and ability to hold its investment in Navios Acquisition until recovery, the Company concluded that the decline in fair value of its investment in Navios Acquisition below its carrying value is temporary and, therefore, no impairment was recorded. During the year ended December 31, 2016, the Company recognized an OTTI loss of $144,430 relating to its investment in Navios Acquisition and the amount was included in “Equity in net (losses)/earnings of affiliated companies”.

Total pre-OTTI equity method (loss)/income of $(43,378), $(9,875) and $29,801 were recognized in “Equity in net (losses)/earnings of affiliated companies” for the years ended December 31, 2018, 2017 and 2016, respectively.

Dividends received for each of the years ended December 31, 2018, 2017 and 2016 were $5,838, $14,595 and $14,595, respectively.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). The Navios Term Loans I will be repaid from the future sale of vessels owned by Navios Europe I. In December 2018, the amount of the Navios Revolving Loans I increased by $30,000.

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

The initial amount provided for in Navios Europe I of $4,750 at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2018 and December 31, 2017, the unamortized basis difference of Navios Europe I was $3,357, and $4,034, respectively.

As of December 31, 2018 and 2017, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $35,069 and $23,838, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans I of $8,994 and $7,924, respectively, including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $26,075 and $15,914, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

(Loss)/income of $0, $(1,089) and $1,303 was recognized in “Equity in net (losses)/earnings of affiliated companies” for the years ended December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018 and 2017, the carrying amount of the investment in Navios Europe I and the balance of Navios Term Loans I was $4,750 for both periods.

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

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2018 and December 31, 2017, the unamortized basis difference of Navios Europe II was $6,069 and $7,011, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2018 and 2017, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $29,370 and $22,463, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans II of $12,432 and $10,400, respectively, plus the Company’s balance of the Navios Revolving Loans II of $16,938 and $12,063, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Income/(loss) of $2,032, $2,456 and $(14) was recognized in “Equity in net (losses)/earnings of affiliated companies” for the years ended December 31, 2018, 2017 and 2016, respectively.

As of December 31, 2018 and December 31, 2017, the carrying amount of the investment in Navios Europe II and the balance of Navios Terms Loans II was $6,650 for both periods.

Navios Containers (Consolidated since November 30, 2018)

On June 8, 2017, Navios Maritime Containers Inc. closed a private placement of 10,057,645 shares of its common stock at a subscription price of $5.00 per share resulting in gross proceeds of $50,288. Navios Holdings invested $5,000, and Navios Partners invested $30,000 in Navios Maritime Containers Inc. Each of Navios Holdings and Navios Partners also received warrants for the purchase of an additional 1.7% and 6.8%, respectively, of the equity of Navios Maritime Containers Inc.

On March 13, 2018, Navios Maritime Containers Inc. closed an additional private placement in which Navios Holdings invested $500.

On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. All of the warrants described above issued to Navios Partners and Navios Holdings expired. On December 3, 2018, Navios Partners distributed approximately 2.5% of the outstanding equity of Navios Containers to the unitholders of Navios Partners in connection with the listing of Navios Containers on the Nasdaq Global Select Market.

Navios Holdings until November 30, 2018 evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Maritime Containers Inc. and, therefore, its investment in Navios Maritime Containers Inc. was accounted for under the equity method.

As of December 31, 2018, and following the above mentioned placements and the conversion of Navios Maritime Containers Inc. into a limited partnership, Navios Holdings owned 3.7% of the equity of Navios Containers.

Total equity method income of $417 and $161 were recognized in “Equity in net (losses)/earnings of affiliated companies” for the period from January 1, 2018 to November 30, 2018 (date of obtaining control) and for the year ended December 31, 2017, respectively.

As of December 31, 2017, the carrying amount of the investment in Navios Containers was $5,161.

Following the results of the significant tests performed by the Company, it was concluded that two affiliates met the significant threshold requiring summarized financial information of all affiliated companies being presented.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2018				December 31, 2017
Balance Sheet	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Containers
Cash and cash equivalents, including restricted cash	$61,455	$46,609	$19,160	$27,544	$29,933	$86,458	$19,185	$16,882	$14,501
Current assets	111,112	103,978	22,732	33,479	60,306	119,733	22,417	28,403	21,371
Non-current assets	1,203,021	1,523,406	139,955	195,805	1,244,996	1,453,048	145,940	195,784	245,440
Current liabilities	52,333	92,159	83,059	39,150	54,247	74,618	21,284	25,805	49,559
Long- term debt including current portion, net	507,485	1,205,837	64,818	99,153	493,463	1,065,369	75,472	109,223	119,033
Non-current liabilities	485,047	1,154,873	61,035	168,195	483,345	1,035,688	125,283	164,276	76,534

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	December 31, 2018				December 31, 2017					December 31, 2016
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Containers	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II
Revenue	$231,361	$187,946	$34,885	$49,870	$211,652	$227,288	$37,468	$38,633	$39,188	$190,524	$290,245	$40,589	$30,893
Net (loss)/ income before non-cash change in fair value of Junior Loan I and Junior Loan II	$(13,081)	$(82,233)	$(22,881)	$(12,899)	$(15,090)	$(75,153)	$(20,778)	$22,749	$2,638	$(52,549)	$59,715	$(2,174)	$(25,062)
Net (loss)/income	$(13,081)	$(82,233)	$(3,197)	$(12,169)	$(15,090)	$(75,153)	$9,762	$(9,086)	$2,638	$(52,549)	$59,715	$16,137	$(34,059)

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within accumulated other comprehensive income/(loss) or since January 1, 2018, when the Company adopted ASU 2016-01, “Financial Instruments – Overall (Subtopic 825-10) – Recognition and Measurement of Financial Assets and Financial Liabilities”, within consolidated statement of comprehensive (loss)/income. The unrealized holding gain was $2 as of December 31, 2017.

The shares received from STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS Securities.

During the year ended December 31, 2013, the Company received shares of Korea Line Corporation (“KLC”), and during the year ended December 31, 2015, the Company received shares of STX. During the third quarter of 2016, the Company sold all its KLC and STX securities it held at the time for a total consideration of $5,303.

As of December 31, 2018 and 2017, the carrying amount of the AFS Securities related to STX was $192 and $238, respectively and was recorded under “Other long-term assets” in the consolidated balance sheet. During the year ended December 31, 2018, the unrealized holding losses related to these AFS Securities included in “Other (expense)/income, net” was $46. During the year ended December 31, 2016, the Company considered the decline in fair value of the KLC shares as “other-than-temporary” and therefore, recognized a loss out of accumulated other comprehensive income /(loss) of $345. The respective losses were included within the caption “Other expense” in the accompanying consolidated statement of comprehensive (loss)/income.

NOTE 10: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2018 and 2017 consisted of the following:

	December 31, 2018	December 31, 2017
Payroll	$15,264	$18,889
Accrued interest	40,903	32,555
Accrued voyage expenses	3,643	4,843
Accrued running costs	42,212	23,812
Provision for estimated losses on vessels under time charter	1,604	2,631
Audit fees and related services	292	364
Accrued taxes	6,268	5,376
Professional fees	1,251	2,236
Other accrued expenses	12,215	4,153

Total accrued expenses	$123,652	$94,859

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 11: BORROWINGS

Borrowings as of December 31, 2018 and 2017 consisted of the following:

Navios Holdings borrowings	December 31, 2018	December 31, 2017
HSH Nordbank ($15,300)	13,005	14,535
Loan Facility Credit Agricole ($28,745)	26,415	—
Loan Facility Credit Agricole ($40,000)	—	17,674
Loan Facility Credit Agricole ($23,000)	12,031	14,074
Loan Facility Credit Agricole ($23,000)	12,350	14,450
Loan Facility DVB Bank SE ($72,000)	45,741	50,140
Loan Facility DVB Bank SE ($41,000)	—	33,816
Loan Facility Credit Agricole ($22,500)	—	15,188
Loan Facility DVB Bank SE ($40,000)	15,333	18,254
Loan Facility Alpha Bank ($31,000)	23,800	25,600
Loan Facility Alpha Bank ($16,125)	15,125	16,125
2022 Senior Secured Notes	305,000	305,000
2022 Notes	614,339	650,000

Total Navios Holdings borrowings	$1,083,139	$1,174,856

Navios Logistics borrowings	December 31, 2018	December 31, 2017
2022 Logistics Senior Notes	$375,000	$375,000
Navios Logistics Notes Payable	26,875	31,109
Navios Logistics BBVA Loan Facility	19,300	23,250
Navios Logistics Alpha Bank Loan	11,900	13,300
Navios Logistics Term Loan B Facility	99,000	100,000
Navios Logistics Credit Agreement	5,909	—
Other long-term loans	184	253

Total Navios Logistics borrowings	$538,168	$542,912

Navios Containers borrowings	December 31, 2018	December 31, 2017
ABN AMRO Bank N.V. ($50,000)	$50,000	$—
BNP Paribas ($25,000)	23,611	—
BNP Paribas ($24,000)	29,464	—
HSH ($36,000)	32,000	—
Navios Containers Financial liability ($119,000)	87,530	—

Total Navios Containers borrowings	$222,605	$—

Total	December 31, 2018	December 31, 2017
Total borrowings	$1,843,912	$1,717,768
Less: current portion, net	(69,051)	(33,885)
Less: deferred finance costs and discount, net	(27,905)	(35,280)

Total long-term borrowings	$1,746,956	$1,648,603

Navios Holdings loans

Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on the capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Partners L.P., Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios South American Logistics Inc. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium. The effect of this transaction was the recognition of a $2,695 extinguishment loss in the consolidated statements of comprehensive (loss)/income under “Gain/(loss) on bond and debt extinguishment”.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time on or after November 21, 2017 at a fixed price of 108.438%, which price declines ratably until it reaches par in November 2019.

The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The Co-Issuers were in compliance with the covenants as of December 31, 2018.

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

Ship Mortgage Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of its 2022 Notes. During September 2018, the Company repurchased $35,661 of its 2022 Notes for a cash consideration of $28,796 resulting in a gain on bond extinguishment of $6,464, net of deferred fees written-off.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018, Navios Magellan was released from the 2022 Notes and the proceeds of $7,000 was restricted in an escrow account and considered as a cash collateral. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries that guarantee the 2019 Notes and Navios Maritime Finance II (US) Inc. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part, at any time on or after January 15, 2017, at a fixed price of 105.531%, which price declines ratably until it reaches par in January 2020.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2018.

Secured credit facilities

Credit Agricole (formerly Emporiki) Facilities: In December 2012, the Emporiki Bank of Greece’s facilities were transferred to Credit Agricole Corporate and Investment Bank.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In September 2010, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $40,000 in order to partially finance the construction of one newbuilding Capesize vessel. In December 2017, the Company agreed to extend the last payment date to August 2021. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain financial covenants. As of December 31, 2018 the facility was refinanced and repaid in full and there was no outstanding amount.

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one Panamax vessel. As of December 31, 2018, the facility is repayable in one quarterly installment of $681, followed by six semi-annual equal installments of $681, with a final balloon payment of $7,264 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2018, the outstanding amount under this facility was $12,031.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2018, the outstanding amount under the loan facility was repayable in one quarterly installment of $700 after the drawdown date, followed by six semi-annual equal installments of $700, with a final balloon payment of $7,450 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2018, the outstanding amount under this facility was $12,350.

On December 20, 2013, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two equal tranches, in order to finance the acquisition of two Panamax vessels. The two tranches bear interest at a rate of LIBOR plus 300 basis points. In December 2017, the Company agreed to extend the last payment date to August 2021. The loan facility requires compliance with certain financial covenants. As of December 31, 2018 the facility was refinanced and repaid in full and there was no outstanding amount.

On February 14, 2018, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $28,745 in three advances to be drawn simultaneously for the purpose of a) to repay all amounts outstanding under the facility agreement dated September 2010 and b) to repay all amounts outstanding under the facility agreement dated December 20, 2013. The loan bears interest at a rate of LIBOR plus 280 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2018, the first tranche drawn amount is $15,245 and is repayable in six semi-annual installments of $1,205 with a final balloon payment of $6,810 on the last payment date, the second tranche drawn amount is $6,750 and is repayable in six semi-annual installments of $563 with a final balloon payment of $2,813 on the last payment date and the third tranche drawn amount is $6,750 and is repayable in six semi-annual installments of $563 with a final balloon payment of $2,813 on the last payment date. As of December 31, 2018, the total outstanding amount under this facility was $26,415. The loan bears interest at a rate of LIBOR plus 280 basis points. The loan facility requires compliance with certain financial covenants.

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

HSH Nordbank Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with HSH Nordbank AG for an amount of up to $15,300 in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2018, the facility is repayable in 11 quarterly equal installments of $383, with a final balloon payment of $8,798 on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2018, the outstanding amount under this facility was $13,005.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16,000 to refinance the outstanding debt of an Ultra-Handymax vessel. The two tranches bear interest at a rate of LIBOR plus 285 and 360 basis points, respectively. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30,000 in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. The new tranche bears interest at a rate of LIBOR plus 275 basis points. As of December 31, 2018, the first tranche is repayable in five quarterly installments of $363, with a

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

final balloon payment of $14,400 on the last repayment date, the second tranche is repayable in six quarterly installments of $269, with a final balloon payment of $6,354 on the last repayment date and the third tranche is repayable in six quarterly installments of $469, with a final balloon payment of $18,750 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2018, the total outstanding amount was $45,741.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. During 2017, Navios Holdings prepaid the indebtedness originally maturing in the third quarter of 2018 and released from collateral one Panamax vessel. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. As of December 31, 2018, the facility is repayable in 11 quarterly installments of $730, with a final balloon payment of $7,302 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. In December 2015, one newbuilding Panamax vessel and one newbuilding Capesize vessel were added as collateral to this facility. As of December 31, 2018, the outstanding amount was $15,333.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41,000 to be drawn in two tranches, to finance the acquisition of one newbuilding Panamax vessel and one newbuilding Capesize vessel. The facility bears interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39,900. During August 2018, the Company completed the sale of the two vessels and fully prepaid the two tranches of the facility, which had a total outstanding balance of $31,769.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31,000 in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2018, the facility is repayable in 16 quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2018, the outstanding amount was $23,800.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16,125 in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. The facility is repayable in 16 quarterly installments of $275 each, with a final balloon payment of $10,725 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2018, the outstanding amount was $15,125.

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

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 90%.

As of December 31, 2018, the Company was in compliance with all of the covenants under each of its credit facilities.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55,132 under its secured loan facility of up to $70,000 with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. Please see also Note 16.

Navios Logistics loans

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes are unregistered are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees are “full and unconditional” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes.

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

The indenture governing the 2022 Logistics Senior Notes include customary events of default.

In addition, there are no significant restrictions on (i) the ability of the parent company, any issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Logistics Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2018.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2018, Navios Logistics had drawn the total available amount and the outstanding balance of Notes Payable was $26,875.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in 20 quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2018, the outstanding amount of the loan was $19,300.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics BBVA Loan Facility as of December 31, 2018.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics entered into a $14,000 term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2018, the outstanding amount of the loan was $11,900.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Alpha Bank Loan as of December 31, 2018.

Navios Logistics Credit Agreement

On August 17, 2018, Navios Logistics entered into a $7,091 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. As of December 31, 2018, the outstanding amount of the credit agreement was $5,909.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Credit Agreement as of December 31, 2018.

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on five tanker vessels servicing our cabotage business as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2018, a balance of $99,000 was outstanding under the Term Loan B Facility.

Navios Logistics was in compliance with the covenants set forth in the Term Loan B Facility as of December 31, 2018.

Navios Logistics Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2018, the outstanding loan balance was $184 ($253 as of December 31, 2017). The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

Navios Containers loans

ABN AMRO Bank N.V.

On July 27, 2017, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $21,000 to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. Navios Containers has drawn the entire amount. On December 1, 2017, Navios Containers extended the facility dated July 27, 2017, for an

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

additional amount of $50,000 to finance part of the purchase price of four containerships. Pursuant to the supplemental agreement dated June 29, 2018, the additional loan bears interest at a rate of LIBOR plus 400 basis points. Navios Containers had drawn the entire amount under the additional loan. On December 6, 2018, Navios Containers fully prepaid the July 27, 2017 credit facility. As of December 31, 2018, there was no outstanding amount under this facility.

On December 3, 2018, Navios Containers entered into a facility agreement with ABN AMRO BANK N.V. for an amount of up to $50,000 divided in two tranches: (i) the first tranche is for an amount of up to $41,200 in order to refinance the outstanding debt of four containerships and to partially finance the acquisition of one containership and (ii) the second tranche is for an amount of $8,800 in order to partially finance the acquisition of one containership. This loan bears interest at a rate of LIBOR plus 350 basis points. Navios Containers drew the entire amount under this facility, net of the loan’s discount of $500 in the fourth quarter of 2018. The facility is repayable in 16 consecutive quarterly installments, the first four in the amount of $4,000, the fifth in the amount of $3,375 and the subsequent 11 installments each in the amount of $1,650 along with a final balloon payment of $12,475 payable together with the last installment falling due in December 2022. The outstanding loan amount under this facility as of December 31, 2018 was $50,000.

BNP Paribas

On May 25, 2018, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $25,000, to finance part of the purchase price of one containership. This loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2018, the Company had drawn $25,000 under this facility. As of December 31, 2018, the outstanding loan amount under this facility was $23,611 and is repayable in 18 equal consecutive quarterly installments, each in the amount of $695 along with a final balloon payment of $11,110 payable together with the last installment, falling due in May 2023.

On December 20, 2017, Navios Containers entered into a facility agreement with BNP Paribas for an amount of up to $24,000 (divided in four tranches of up to $6,000 each) to finance part of the purchase price of four containerships. This loan bears interest at a rate of LIBOR plus 300 basis points. Navios Containers drew the entire amount under this facility. As of December 31, 2018, the outstanding loan amount of the three tranches under this facility was $15,428 and is repayable in 16 equal consecutive quarterly installments, each in the amount of $643 along with a final balloon payment of $5,142 payable together with the last installment, falling due on December 22, 2022. The outstanding loan amount of the fourth tranche is $5,357 and is repayable in 17 equal consecutive quarterly installments each in the amount of $214 along with a final balloon payment of $1,714 payable together with the last installment due on February 28, 2023.

In September 2018, Navios Containers entered into a facility agreement with BNP Paribas to extend the facility dated December 20, 2017, for an additional amount of $9,000 to partially finance the purchase price of one containership. This loan bears interest at a rate of LIBOR plus 300 basis points. Navios Containers drew the entire amount. As of December 31, 2018, the outstanding loan amount of the additional tranche is $8,679 and is repayable in 19 quarterly consecutive installments of $322 each plus a balloon installment of $2,570 payable together with the last installment. The additional tranche matures in September 2023.

HSH

On June 28, 2018, Navios Containers entered into a facility agreement with HSH Nordbank AG and Alpha Bank A.E. for an amount of up to $36,000 to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 basis points. Navios Containers drew the entire amount. The facility bears interest at a rate of LIBOR plus 325 basis points per annum. The facility is repayable in 14 consecutive quarterly installments each in an amount of $1,200 plus a final balloon payment of $15,200 payable together with the last installment falling due in June 2022. As of December 31, 2018, the outstanding loan amount under the facility was $32,000.

On November 9, 2018, Navios Containers entered into a facility agreement with HSH Nordbank AG divided into four tranches of up to $31,800 each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 basis points and commitment fee of 0.75% per annum on the undrawn loan amount. Each tranche of the facility is repayable in 19 consecutive quarterly installments each in an amount of $678 together with a final balloon payment of $18,918 payable together with the last installment falling due in July 2023. No amount had been drawn under this facility as of December 31, 2018.

Navios Containers Financial liability

On May 25, 2018, Navios Containers entered into a $119,000 sale and leaseback transaction with Minsheng Financial Leasing Co. Ltd in order to refinance the outstanding balance of the existing facilities of 18 containerships. Navios Containers has a purchase obligation to acquire the vessels at the end of the lease term and under ASC 842-40, the transfer of the vessels was

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

determined to be a failed sale. In accordance with ASC 842-40, Navios Containers did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the sale and leaseback transaction as a financial liability. From June 29, 2018 until November 9, 2018, Navios Containers completed the sale and leaseback of 14 vessels for $90,200. Navios Containers does not intend to proceed with the sale and leaseback transaction of the four remaining vessels. Navios Containers is obligated to make 60 monthly payments in respect of all 14 vessels of approximately $1,097 each. Navios Containers also has an obligation to purchase the vessels at the end of the fifth year for $45,100. As of December 31, 2018, the outstanding balance under the sale and leaseback transaction was $87,530.

As of December 31, 2018, Navios Containers was in compliance with all of the covenants under all of its credit facilities and its agreements governing its financial liabilities.

During the year ended December 31, 2018, the Company paid $94,298, of which $39,969 related to scheduled repayment installments for the year 2018, $54,329 related to prepayments of indebtedness originally maturing the first quarter of 2022 and the fourth quarter of 2019.

The annual weighted average interest rates of the Company’s total borrowings were 7.78%, 7.11% and 6.87% for the years ended December 31, 2018, 2017 and 2016, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics and Navios Containers) outstanding as of December 31, 2018, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2019	$71,424
2020	100,720
2021	180,518
2022	1,413,913
2023	74,812
2024 and thereafter	2,525

Total	$1,843,912

NOTE 12: FAIR VALUE OF FINANCIAL INSTRUMENTS

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

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2019 Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the 2022 Senior Secured Notes and two Navios Logistics’ loans are fixed rate borrowings and their fair value was determined based on quoted market prices.

Loan receivable from affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which were reflected directly in equity unless an unrealized loss was considered “other-than-temporary”, in which case it was transferred to the consolidated statements of comprehensive (loss)/income. Since January 1, 2018 the unrealized gains and losses on these securities are reflected in the consolidated statements of comprehensive (loss)/income.

Long-term payable to affiliate companies: The carrying amount of long-term payables to affiliate companies approximates their fair value.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2018		December 31, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$137,882	$137,882	$127,632	$127,632
Restricted cash	$12,892	$12,892	$6,558	$6,558
Investments in available-for-sale-securities	$192	$192	$238	$238
Loan receivable from affiliate companies	$46,089	$46,089	$30,112	$30,112
Senior and ship mortgage notes, net	$(1,272,108)	$(966,402)	$(1,301,999)	$(1,181,838)
Long-term debt, including current portion	$(543,899)	$(549,078)	$(380,489)	$(389,332)
Long-term payable to affiliate companies	$(67,154)	$(67,154)	$(76,872)	$(76,872)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$192	$192	$—	$—
Total	$192	$192	$—	$—

	Fair Value Measurements as of December 31, 2017
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$238	$238	$—	$—
Total	$238	$238	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$100,250	$—	$100,250	$—
Investments in affiliates	$29,328	$29,328	$—	$—

The Company recorded an impairment loss of $179,186 during the year ended December 31, 2018 for four of its vessels, thus reducing vessels’ net book value to $100,250, as at December 31, 2018.

The Company recorded an OTTI loss of $55,524 on its investment in Navios Partners during the year ended December 31, 2018, thus reducing its total carrying value to $29,328 as at December 31, 2018.

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

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that the Company has the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$137,882	$137,882	$—	$—
Restricted cash	$12,892	$12,892	$—	$—
Investments in available-for-sale-securities	$192	$192	$—	$—
Loan receivable from affiliate companies(2)	$46,089	$—	$46,089	$—
Senior and ship mortgage notes	$(966,402)	$(966,402)	$—	$—
Long-term debt, including current portion(1)	$(549,078)	$—	$(549,078)	$—
Long-term payable to affiliate companies(2)	$(67,154)	$—	$(67,154)	$—

	Fair Value Measurements at December 31, 2017
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$127,632	$127,632	$—	$—
Restricted cash	$6,558	$6,558	$—	$—
Investments in available-for-sale-securities	$238	$238	$—	$—
Loan receivable from affiliate companies(2)	$30,112	$—	$30,112	$—
Senior and ship mortgage notes	$(1,181,838)	$(1,181,838)	$—	$—
Long-term debt, including current portion(1)	$(389,332)	$—	$(389,332)	$—
Long-term payable to affiliate companies(2)	$(76,872)	$—	$(76,872)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s loan receivable from affiliate companies and long-term payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsors an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2018, 2017 and 2016, were approximately $132, $115 and $69, respectively, which included a discretionary contribution of $36, $22, and $0, respectively.

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

During the years ended December 31, 2018, 2017 and 2016, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

The fair value of all share appreciation rights awards and stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•

Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised (adjusted to reflect the Reverse Stock Split) during each of the years ended December 31, 2014 (14,319), 2013 (15,356), 2012 (2,925), 2011 (13,058) and 2010 (13,058) was small in relation to the total number of options granted. No stock options were exercised during the years ended December 31, 2018, 2017 and 2016. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

The “simplified method” used includes taking the average of the weighted average time to vesting and the contractual term of the share appreciation rights and option awards. The service conditions share appreciation rights and option awards vest over three years at 33.3%, 33.3% and 33.4%, respectively, resulting in a weighted average time to vest of approximately 2 years. The contractual term of the award is 7 years. Utilizing the simplified approach formula, the derived expected term estimate for the Company’s service conditions share appreciation rights and option award is 4.5 years.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The fair value of restricted share unit, restricted stock and restricted stock unit grants excludes dividends to which holders of restricted share units, restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted share unit, restricted stock and restricted stock units grant is $0 for 2018, 2017 and 2016.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2018 was $3.0.

The weighted average grant date fair value of restricted units and restricted stock granted during the year ended December 31, 2017 was $12.7 and $12.7, respectively.

The weighted average grant date fair value of stock options and restricted stock granted during the year ended December 31, 2016 was $7.8 and $12.0, respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $4,556, $4,296 and $3,446 for the years ended December 31, 2018, 2017 and 2016, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive (loss)/income. The recognized compensation expense for the year is presented as an adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

The summary of stock-based awards is summarized as follows (in thousands except share and per share data which have been adjusted to reflect the Reverse Stock Split):

	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Options
Outstanding as of December 31, 2015	664,477	$40.9	4.23	$8,769
Vested at December 31, 2015	73,059	—	—	—
Exercisable at December 31, 2015	73,059	—	—	—
Forfeited or expired	(34,852)	—	—	(902)
Granted	250,000	12.0	—	1,937
Outstanding as of December 31, 2016	879,625	$32.0	4.41	$9,804
Vested at December 31, 2016	121,082	—	—	—
Exercisable at December 31, 2016	121,082	—	—	—
Forfeited or expired	(89,167)	—	—	(2,265)
Granted	—	—	—	—
Outstanding as of December 31, 2017	790,458	$29.8	3.80	$7,539
Vested at December 31, 2017	136,011	—	—	—
Exercisable at December 31, 2017	136,011	—	—	—
Forfeited or expired	(128,481)	—	—	(1,843)
Granted	—	—	—	—
Outstanding as of December 31, 2018	661,977	$28.2	3.36	$5,696
Restricted stock and restricted stock units
Non Vested as of December 31, 2015	372,096	$—	2.45	$8,186
Granted	254,000	—	—	3,048
Vested	(175,502)	—	—	(5,122)
Forfeited or expired	(341)	—	—	(12)
Non Vested as of December 31, 2016	450,253	$—	2.55	$6,100
Granted	435,398	—	—	5,530
Vested	(183,920)	—	—	(2,571)
Forfeited or expired	—	—	—	—
Non Vested as of December 31, 2017	701,731	$—	3.09	$9,059
Granted	287,500	—	—	863
Vested	(279,071)	—	—	(3,425)
Forfeited or expired	(450)	—	—	(7)
Non Vested as of December 31, 2018	709,710	$—	3.11	$6,490

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated compensation cost relating to service conditions of non-vested (i) share appreciation rights and stock options and (ii) restricted share units, restricted stock and restricted stock unit awards, not yet recognized was $205 and $4,150, respectively, as of December 31, 2018 and is expected to be recognized over the weighted average period of 3.13 years.

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2018, the Company was contingently liable for letters of guarantee and letters of credit amounting to $1,577 (December 31, 2017: $590) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of about 81,600 dwt, expected to be delivered in the first quarter of 2020. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2017 and the remaining $2,705 was paid during April 2019. As of December 31, 2018, the total amount of $2,953, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of about 81,000 dwt and 81,600 dwt, respectively, expected to be delivered in the third and fourth quarter of 2019, respectively. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $8,340 was paid during the period ended December 31, 2018 and the remaining $2,800 was paid during January 2019. As of December 31, 2018, the total amount of $8,969, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the fourth quarter of 2019. Navios Holdings has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel, of which $2,795 was paid during the period ended December 31, 2018 and the remaining $2,795 was paid during February 2019. As of December 31, 2018, the total amount of $3,004, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the second quarter of 2020. Navios Holdings has agreed to pay in total $5,820, representing a deposit for the option to acquire this vessel, of which $2,910 was paid upon signing of the contract in October 2018. As of December 31, 2018, the total amount of $3,033, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2020.

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

Navios Logistics had a dispute with Vale regarding the termination date of a COA contract, which was under arbitration proceedings in New York. Navios Logistics has received full security for its claim to date. As of December 31, 2017, related to this arbitration, Navios Logistics issued a letter of credit amounting to $2,900 and the total amount was collateralized by a cash deposit, which was presented as restricted cash in the accompanying balance sheets as of December 31, 2016. On February 10, 2017, the arbitration tribunal ruled in favor of Navios Logistics. Vale has been ordered to pay Navios Logistics $21,500, compensating for all unpaid invoices, late payment of invoices, and legal fees incurred. An amount of $1,157 was recorded in the consolidated statements of comprehensive (loss)/income under “Other income” as part of this compensation. The full amount had been received in March 2017, and the collateralized cash amount of $2,900, was released.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay, for which Navios Logistics maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of December 31, 2018, an insurance claim receivable of $11,571 was recorded in the Navios Logistics’ prepaid expenses and other current assets, of which $9,197 was recorded in the consolidated statements of comprehensive (loss)/income under “Other income”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company, in the normal course of business, entered into contracts to time charter-in vessels for various periods through 2030.

NOTE 15: LEASES

Chartered-in vessels, barges, pushboats and office space:

As of December 31, 2018, the Company’s future minimum commitments, net of commissions under chartered-in vessels, barges, pushboats and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Office space
2019	$114,668	$5,165	$2,652
2020	100,829	14,261	1,961
2021	72,826	15,391	1,590
2022	47,695	15,119	1,750
2023	38,986	14,298	1,655
2024 and thereafter	42,685	58,389	7,346

Total	$417,689	$122,623	$16,954

Charter hire expense for Navios Holdings chartered-in vessels amounted to $142,968, $122,668 and $84,114, for each of the years ended December 31, 2018, 2017 and 2016, respectively. Charter hire expense for logistics business chartered-in vessels amounted to $114, $1,564 and $1,521, for each of the years ended December 31, 2018, 2017 and 2016, respectively. (See also Note 2 (af)).

Rent expense for office space amounted to $2,876, $2,648, and $2,748 for each of the years ended December 31, 2018, 2017 and 2016, respectively. The Company leases office space at 599 Lexington Avenue, New York, New York, pursuant to a lease that expires in November 2029. The Company also leases office space at 85 Akti Miaouli, Piraeus, Greece, pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire through 2030. The Company also leases office space in Monaco pursuant to a lease that expires in June 2023. The Company also leases office space in Antwerp, Belgium pursuant to a lease that expires in June 2019. (See also Note 2 (af)).

Navios Logistics’ subsidiaries lease various premises in Argentina and Paraguay that expire on various dates through 2023. The above table incorporates the lease commitments on all offices as disclosed above.

Navios Containers leases office space in Monaco pursuant to a lease that expires in June 2023.

Chartered-out vessels, barges and pushboats:

The future minimum revenue, net of commissions, (i) for dry bulk vessels, expected to be earned on non-cancelable time charters; (ii) for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports; and (iii) for the Company’s Containers business, expected to be earned on non-cancelable time charters, are as follows:

	Dry bulk vessels	Logistics business	Containers business
2019	$45,189	$142,508	$77,359
2020	3,728	98,515	23,050
2021	—	76,825	9,847
2022	—	69,867	2,484
2023	—	58,724	—
2024 and thereafter	—	669,615	—

Total minimum revenue, net of commissions	$48,917	$1,116,054	$112,740

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Office Rent: The Company has entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria and Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria, both of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provide for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. The total annual lease payments are in aggregate €939 (approximately $1,109) pursuant to one lease agreement that continues to be effective until either party terminates the agreement and other lease agreements that expire through 2030. These payments are subject to annual adjustments, which are based on the inflation rate prevailing in Greece as reported by the Greek State at the end of each year.

Purchase of Services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for each of the years ended December 31, 2018, 2017 and 2016 were $0 for all periods. Included in the trade accounts payable at both December 31, 2018 and 2017 was an amount due to Acropolis of $76 for both periods.

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

Total charter hire expense for all vessels for the years ended December 31, 2018, 2017 and 2016 was $0, $651 and $1,711, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provides commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. In February 2016, the Company amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.2 daily rate per Ultra-Handymax vessel; (ii) $4.3 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Drydocking expenses will be reimbursed by Navios Partners at cost at occurrence.

Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $68,871, $62,157 and $59,209, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provides commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covers all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and reduced the daily rate to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.5 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2020. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels.

Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the management agreement also covers vessels acquired.

Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $92,993, $94,973 and $97,866, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provides commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $22,377, $21,472 and $20,855, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provides commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement will be reimbursed at cost at occurrence for all vessels. Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $20,739, $20,805 and $20,862, respectively, and are presented net under the caption “Direct vessel expenses”. From November 30, 2018 (date of obtaining control) until December 31, 2018, Navios Containers’ management fees amounted to $5,281 and have been eliminated upon consolidation.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provides commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Management fees under this agreement will be reimbursed at cost at occurrence. Total management fees for the years ended December 31, 2018, 2017 and 2016 amounted to $22,186, $22,055 and $23,527, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, in April 2018 and in June 2018, Navios Holdings, provides commercial and technical management services to Navios Containers’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by Navios Holdings is a daily fee of $6.1 per day for up to 5,500 TEU container vessels, $6.7 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7.4 per day for above 8,000 TEU and up to 10,000 TEU container vessels. Drydocking expenses under this agreement are reimbursed by Navios Containers at cost. Total management fees for the period ended November 30, 2018 (date of obtaining control) and December 31, 2017 amounted to $48,490 and $16,702, respectively and are presented net under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2018, Navios Partners has submitted one claim under this agreement to the Company. As at December 31, 2018 and December 31, 2017, the fair value of the claim was estimated at $18,001 and $20,000, respectively and was included in “Due to affiliate companies” and “Other long-term liabilities and deferred income”, respectively in the consolidated balance sheet. As of December 31, 2018, the amount of $1,999 was included in “Other income” within the consolidated statements of comprehensive (loss)/income. The final settlement of the amount due will take place at anytime but in no case later than December 31, 2019, in accordance with a letter of agreement effective as of December 29, 2017.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provides administrative services to Navios Partners. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Holdings extended the duration of its existing administrative services agreement with Navios Partners until December 31, 2022, pursuant to its existing terms. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $9,344, $8,347 and $7,751, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings provides administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $8,810, $9,000 and $9,427, respectively.

Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the administrative services agreement also covers vessels acquired.

Navios Holdings provides administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $1,000 for all periods. The general and administrative fees have been eliminated upon consolidation.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provides administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $1,330, $1,187 and $1,300, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provides administrative services to Navios Midstream. The term of this agreement is for a period of five years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018, 2017 and 2016 amounted to $1,494, $1,500 and $1,500, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provides administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement is for a period of six years. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2018, 2017 and 2016, amounted to $2,041, $1,766 and $1,820, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provides administrative services to Navios Containers. Navios Holdings is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. Total general and administrative fees attributable to this agreement for the period ended November 30, 2018 (date of obtaining control) and December 31, 2017, amounted to $5,373 and $1,868, respectively.

Balance due from/to affiliates (excluding Navios Europe I and Navios Europe II): Balance due to Navios Partners as of December 31, 2018 amounted to $34,765 (December 31, 2017: $8,315), and the Long-term payable to Navios Partners amounted to $17,891 (December 31, 2017: $14,891). Balance due from Navios Acquisition as of December 31, 2018 amounted to $11,941 (December 31, 2017: $2,800 due to Navios Acquisition), and the Long-term payable to Navios Acquisition amounted to $11,282 (December 31, 2017: $15,236). Balance due to Navios Midstream as of December 31, 2018 amounted to $1,828 (December 31, 2017: $990), and the Long-term payable to Navios Midstream amounted to $2,565 (December 31, 2017: $4,554). Balance due to Navios Containers as of December 31, 2017 amounted to $3,334, and the Long-term payable to Navios Containers amounted to $7,965. The balances mainly consisted of management fees, administrative fees, drydocking, ballast water treatment system and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates.

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

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, Navios Midstream and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings and Navios Partners and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2018, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2018 and 2017, the unamortized deferred gain for all vessels and rights sold totaled $8,126 and $9,955, respectively. For the years ended December 31, 2018, 2017 and 2016, Navios Holdings recognized $1,828, $1,892 and $1,833 of the deferred gain, respectively, in “Equity in net (losses)/earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to Note 9 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018 and December 20, 2018 for the purchase up to a total of 1,747,206 general partnership interests.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2018 and 2017, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21,000 from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Balance due from Navios Europe I as of December 31, 2018 amounted to $12,013 (December 31, 2017: $7,176) which included the net current amount receivable of $7,769 (December 31, 2017: $4,002) mainly consisting of management fees, drydocking, ballast water treatment system and other expenses, accrued interest income earned under the Navios Revolving Loans I (as defined in Note 9) and other expenses and the non-current amount of $4,244 (December 31, 2017: $3,174) related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 9).

The Navios Revolving Loans I and the Navios Term Loans I earn interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2018 and 2017, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $19,125 and $11,125, respectively, under the caption “Loan receivable from affiliate companies”. During 2018, Navios Holdings funded with $8,000 Navios Europe I under the Navios Revolving Loans I. As of December 31, 2018, the amount undrawn under the Revolving Loans I was $12,000, of which Navios Holdings may be required to fund an amount ranging from $0 to $12,000.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest income” over the term of the loans until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings may be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 9. As of December 31, 2018 and 2017, the balance payable to Navios Partners amounted to $35,417 and $34,227, respectively, including the unamortized premium of $8,359 and $10,390, respectively.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2018, amounted to $5,312 (December 31, 2017: $2,440), which included the net current payable amount of $470 (December 31, 2017: $1,310), mainly consisting of management fees, drydocking, ballast water treatment system and other expenses and accrued interest income earned under the Navios Revolving Loans II (as defined in Note 9) and other expenses and the non-current receivable amount of $5,782 (December 31, 2017: $3,750) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 9).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16,938 (December 31, 2017: $12,063), under the caption “Loan receivable from affiliate companies.” During 2018, Navios Holdings funded with $4,875 Navios Europe II under the Navios Revolving Loans II. As of December 31, 2018, the amount undrawn from the Navios Revolving Loans II was $4,503, of which Navios Holdings may be required to fund an amount ranging from $0 to $4,503.

NOTE 17: PREFERRED AND COMMON STOCK

All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the consolidated financial statements, have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Vested, Surrendered and Forfeited

During 2018, 85,000 and 825 restricted stock units, issued to the Company’s employees in 2016 and 2017, vested.

During 2017, 84,333 restricted stock units, issued to the Company’s employees in 2016, vested.

During 2016, 2,497 restricted stock units, issued to the Company’s employees in 2014 and 2013, vested.

During the year ended December 31, 2018, 2017 and 2016, 656, 423 and 291 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Conversion of Preferred Stock

During the year ended December 31, 2018, there were no conversions of preferred stock.

During the year ended December 31, 2017, 2,436 shares of convertible preferred stock were converted into 174,000 shares of common stock. The shares of convertible preferred stock were converted pursuant to their original terms, which provided the option to the holders of these shares to convert all or any such then-outstanding shares of preferred stock into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $14.00 per share of common stock. Following this conversion, the Company cancelled the undeclared preferred dividend of the converted shares of $702, and issued 5,015 shares of common stock with a fair value of $84 at the date of issuance (See also Note 20).

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

Series G and Series H American Depositary Shares Exchange Offer

On April 19, 2017, Navios Holdings announced the completion of the offer commenced on March 21, 2017, to exchange newly issued shares of the Company’s common stock for any and all outstanding American Depositary Shares, each representing 1/100th of a share of either Series G or Series H. 360 Series G and 406 Series H shares were validly tendered, representing an aggregate nominal value of approximately $1,843. Navios Holdings paid for tender offer expenses $571, and issued a total of 62,582 shares of common stock with a fair value of $1,127. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series G and Series H of $270 (See also Note 20).

On November 8, 2016, the Company announced the completion of the offer to exchange cash and/or newly issued shares of common stock for any and all outstanding of its Series G and Series H. A total number of 5,449 Series G and 18,982 Series H were validly tendered in the exchange offer, representing an aggregate book value of $61,078. The Company paid an aggregate of $9,323 in cash, which includes tender offer expenses, and issued a total of 758,918 shares of common stock, with a fair value of $7,893 at the date of the issuance.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of December 31, 2018 were $29,934 (net of cancelled dividends).

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Issuances to Employees, Officers and Directors

On December 10, 2018, pursuant to the stock plan approved by the Board of Directors, 287,500 common stock was granted to Navios Holdings employees, officers and directors and issued on December 27, 2018.

On December 11, 2017, pursuant to the stock plan approved by the Board of Directors, 432,098 common stock was granted to Navios Holdings employees, officers and directors and issued on January 16, 2018.

Acquisition of Treasury Stock

In November 2015, the Board of Directors approved a share repurchase program for up to $25,000 of the Navios Holdings’ common stock. Share repurchases were made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. Repurchases were subject to restrictions under the terms of the Company’s credit facilities and indenture. The program did not require any minimum purchase or any specific number or amount of shares and may be suspended or reinstated at any time in the Company’s discretion and without notice. In particular, Navios Holdings, pursuant to the terms of its Series G and Series H, may not redeem, repurchase or otherwise acquire its common stock or preferred shares, including the Series G and Series H (other than through an offer made to all holders of Series G and Series H) unless full cumulative dividends on Series G and Series H, when payable, have been paid. As of December 31, 2016, 94,858 shares, were repurchased under this program, for a total consideration of $818. In total, up until February 2016, 114,791 shares were repurchased under this program, for a total consideration of $1,070. Since that time, this program has been suspended by the Company.

Navios Holdings had outstanding as of December 31, 2018 and 2017, 12,843,414 and 12,038,647 shares of common stock, respectively, and preferred stock 46,302 (14,191 Series G, 28,612 Series H and 3,499 shares of convertible preferred stock) for both periods.

NOTE 18: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017	For the Year Ended December 31, 2016
Interest expense	$131,131	$115,099	$107,787
Amortization and write-off of deferred financing costs	7,880	6,391	5,653
Other	109	121	199

Interest expense and finance cost	$139,120	$121,611	$113,639

NOTE 19: SEGMENT INFORMATION

The Company currently has three reportable segments from which it derives its revenues: Dry Bulk Vessel Operations, Logistics Business and Containers Business. The Containers Business is a new reportable segment for the year ended December 31, 2018 as a result of the consolidation of Navios Containers since November 30, 2018 (date of obtaining control) (see also Note 3). The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income/ (loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2018	Logistics Business for the Year Ended December 31, 2018	Containers Business for the Year Ended December 31, 2018	Total for the Year Ended December 31, 2018
Revenue	$298,052	$207,634	$12,053	$517,739
Administrative fee revenue from affiliates	28,972	—	(579)	28,393
Interest income	8,231	517	—	8,748
Interest expense and finance cost	(98,247)	(39,669)	(1,204)	(139,120)
Depreciation and amortization	(70,472)	(29,307)	(3,060)	(102,839)
Equity/ (Loss) in net earnings of affiliated companies	(80,205)	—	—	(80,205)
Net (loss)/ income attributable to Navios Holdings common stockholders	(273,125)	4,380	27	(268,718)
Total assets	1,558,581	677,343	446,572	2,682,496
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(25,769)	(19,879)	(24,763)	(70,411)
Investment in affiliates	91,111	—	—	91,111
Cash and cash equivalents	44,452	76,472	16,958	137,882
Restricted cash	10,958	—	1,934	12,892
Long-term debt, net (including current and noncurrent portion)	$1,063,762	$530,186	$222,059	$1,816,007

	Dry Bulk Vessel Operations for the Year Ended December 31, 2017	Logistics Business for the Year Ended December 31, 2017	Total for the Year Ended December 31, 2017
Revenue	$250,433	$212,616	$463,049
Administrative fee revenue from affiliates	23,667	—	23,667
Interest income	6,593	238	6,831
Interest expense and finance cost	(93,264)	(28,347)	(121,611)
Depreciation and amortization	(77,245)	(26,867)	(104,112)
Equity/ (Loss) in net earnings of affiliated companies	4,399	—	4,399
Net (loss)/ income attributable to Navios Holdings common stockholders	(167,892)	1,982	(165,910)
Total assets	1,947,777	682,204	2,629,981
Goodwill	56,240	104,096	160,336
Capital expenditures	(347)	(46,521)	(46,868)
Investment in affiliates	183,160	—	183,160
Cash and cash equivalents	47,744	79,888	127,632
Restricted cash	6,558	—	6,558
Long-term debt, net (including current and noncurrent portion)	$1,149,742	$532,746	$1,682,488

	Dry Bulk Vessel Operations for the Year Ended December 31, 2016	Logistics Business for the Year Ended December 31, 2016	Total for the Year Ended December 31, 2016
Revenue	$199,446	$220,336	$419,782
Administrative fee revenue from affiliates	21,799	—	21,799
Interest income	4,132	815	4,947
Interest expense and finance cost	(89,399)	(24,240)	(113,639)
Depreciation and amortization	(87,197)	(26,628)	(113,825)
Equity/ (Loss) in net earnings of affiliated companies	(202,779)	—	(202,779)
Net (loss)/ income attributable to Navios Holdings common stockholders	(310,306)	6,483	(303,823)
Total assets	2,083,526	669,369	2,752,895
Goodwill	56,240	104,096	160,336
Capital expenditures	(60,420)	(91,173)	(151,593)
Investment in affiliates	160,071	—	160,071
Cash and cash equivalents	70,810	65,182	135,992
Restricted cash	2,486	2,900	5,386
Long-term debt, net (including current and noncurrent portion)	$1,223,146	$427,949	$1,651,095

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2018, Navios Containers’ negative working capital position amounted to $22,974.

The following table sets out the Company’s revenue by geographic region. Dry Bulk Vessel Operations (excluding administrative fee revenue from affiliates), Logistics Business and Containers Business revenue are allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels and container vessels operate worldwide. Logistics Business operates different types of tanker vessels, pushboats, and wet and dry barges for delivering a wide range of products between ports in the Paraná, Paraguay and Uruguay River systems in South America (commonly known as the “Hidrovia” or the “waterway”).

Revenues from specific geographic regions which contribute over 10% of revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
North America	$4,248	$5,513	$6,218
Europe	142,688	124,857	109,267
Asia	135,614	91,552	73,073
South America	208,751	212,616	220,336
Other	26,438	28,511	10,888

Total	$517,739	$463,049	$419,782

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $933,784 and $1,278,447 at December 31, 2018 and 2017, respectively. For the Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics Business amounted to $556,713 and $563,887 at December 31, 2018 and 2017, respectively. The total net book value of long-lived assets for the Containers Business amounted to $399,979.

NOTE 20: LOSS PER COMMON SHARE

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

On December 21, 2018 the Company’s common stockholders approved a one-for-ten reverse stock split of the Company’s outstanding shares of common stock. Following the effectiveness of the reverse stock split, as of January 3, 2019, any historical per share information has been adjusted reflect the Reverse Stock Split.

For the year ended December 31, 2018, 664,709 potential common shares and 349,900 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the year ended December 31, 2017, 503,316 potential common shares and 456,684 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For the year ended December 31, 2016, 341,127 potential common shares and 593,500 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Year ended December 31, 2018	Year ended December 31, 2017	Year ended December 31, 2016
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(268,718)	$(165,910)	$(303,823)
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(10,241)	(10,421)	(15,909)
Plus:
Tender Offer — Redemption of preferred stock Series G and H including $972 and $5,063 of undeclared preferred dividend cancelled for the year ended December 31, 2017 and December 31, 2016, respectively	—	1,033	46,627
Loss attributable to Navios Holdings common stockholders, basic and diluted	$(278,959)	$(175,298)	$(273,105)
Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders — adjusted weighted shares	11,958,959	11,667,346	10,736,678
Basic and diluted net loss per share attributable to Navios Holdings stockholders	$(23.33)	$(15.02)	$(25.44)

NOTE 21: INCOME TAXES

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

Certain of the Company’s subsidiaries have registered offices in Greece under Greek Law 27/75 as amended and in force (former law 89/67). These companies are allowed to conduct the specific business activities provided in their license and the provisions of the above legislation. The same law (27/75) provides that these companies are exempted in Greece from any tax, duty, levy, contribution or deduction in respect of income.

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

The income tax benefit / (expense) reflected in the Company’s consolidated financial statements for the years ended December 31, 2018, 2017 and 2016 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA and Corporacion Navios Granos S.A. are located in a tax free zone and are not liable to income tax. Navios Logistics’ operations in Uruguay are exempted from income taxes.

As a result of the tax reforms voted by the Argentinean Parliament in December 2017, the corporate income tax rate has decreased from 35% in 2017 to 30% for the years 2018 and 2019 and will further decrease to 25% from 2020 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, until the fiscal year 2018 inclusive, local companies in Argentina had to calculate an assets tax, the Minimum Presumed Income Tax, applying the effective tax rate of 1% over the gross value of the corporate assets (based on tax law criteria). Following the tax reform voted by the Argentinean Parliament in December 2017 and the subsequent resolution in-force since May 2018, this tax will no longer apply as of the fiscal year 2019.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 3.0% for the year ended December 31, 2018 (5.0% for both 2017 and 2016, respectively). As a result of the tax reform voted by the Argentinean Parliament in December 2017, this rate will be reduced as of January 2019, from 3.0% to 2.0%.

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

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2018.

The Company’s deferred taxes as of December 31, 2018 and 2017, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2015 and onwards. Argentinean companies have open tax years ranging from 2011 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2013 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 22: OTHER INCOME — OTHER EXPENSE

During the years ended December 31, 2018, 2017 and 2016, taxes other-than-income taxes of Navios Logistics amounted to $7,056, $9,018, and $9,740, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other expense”.

In March 2016, the Company agreed with a charterer for the early redelivery of one of its vessels in exchange for $13,000 in cash and settlement of outstanding claims payable to the charterer amounting to $1,871. The total amount of $14,871 was included in the statement of comprehensive (loss)/income within the caption “Other income”.

NOTE 23: SUBSEQUENT EVENTS

a)

On April 25, 2019, Navios Holdings entered into a secured credit facility of $50,000 with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five subsidiaries of the Company that have entered into certain bareboat contracts. Each such bareboat contract has a ten-year term for a newbuilding bulk carrier and an option to acquire the related vessel. The credit facility is available in multiple drawings, has an arrangement fee of $500, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. The credit facility matures in April 2021. As of April 25, 2019, $19,000 was drawn under this facility of which $18,726 was used to acquire the 2022 Notes from Navios Logistics. During March 2019 and as of April 15, 2019, Navios Logistics purchased $35,500 of the 2022 Notes from unaffiliated third parties in open market transactions for $17,642 plus accrued interest.

b)

On April 23, 2019, Navios Containers took delivery of a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. The acquisition of the containership was financed with a: (i) loan of up to $31,122 from a commercial bank; (ii) $15,000 credit by the seller; and (iii) cash on balance sheet.

c)

On December 21, 2018, Navios Holdings announced that it commenced an offer to exchange cash and/or newly issued 9.75% Senior Notes due 2024 (the “2024 Notes”) for approximately 66 2/3% of each of the outstanding Series G Depositary Shares and Series H Depositary Shares. As of March 21, 2019, a total of 10,930 Series H were validly tendered in exchange for a total of approximately $4,188 cash consideration and a total of approximately $4,747 in aggregate principal amount of 2024 Notes. As of April 18, 2019, a total of 8,841 Series G were validly tendered in exchange for a total of approximately $4,423 cash consideration and a total of approximately $3,879 in aggregate principal amount of 2024 Notes.

d)

In March 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Meridian, a 2002-built Ultra Handymax vessel of 50,316 dwt, for a total net sale price of $6,790, paid in cash. The loss due to sale amounted to $5,531.

e)	In February 2019, Navios Holdings funded with $4,000 Navios Europe I under Navios Revolving Loans I.

f)

In February 2019, Navios Containers announced the exercise of an option to acquire a 2011-built 10,000 TEU containership from an unrelated third party for a purchase price of $52,500. The acquisition of the containership will be financed with a: (i) loan of up to $31,800 from a commercial bank; (ii) $5,000 credit by the seller; and (iii) cash on balance sheet. The containership is expected to be delivered to Navios Containers’ owned fleet in the third quarter of 2019.