Form 20-F
period 2019-12-31
Navios Maritime Holdings Inc.
filed 2020-04-21
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

One New York Plaza

New York, New York 10004

Tel: (212) 859-8000

Fax: (212) 859-4000

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	NM	The New York Stock Exchange
8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series G”)		The New York Stock Exchange*
American Depositary Shares, each representing 1/100th of a Share of Series G	NM-PG	The New York Stock Exchange
8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, par value $0.0001 per share (“Series H”)		The New York Stock Exchange *
American Depositary Shares, each representing 1/100th of a Share of Series H	NM-PH	The New York Stock Exchange

*	Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission

Securities registered or to be registered pursuant to Section 12(g) of the Act. None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

13,360,356 shares of common stock, 5,350 shares of Series G and 17,682 shares of Series H as of December 31, 2019

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, number of newbuildings and changes to the orderbook, changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including crew wages, provisions, port expenses, bunker and lube oil prices, drydocking, insurance costs, the aging of our fleet, repairs, maintenance and general and administrative expenses, expectations of dividends and distributions from affiliates, the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”), changes in governmental rules and regulations or actions taken by regulatory authorities, as well as regulations imposed by our clients, potential liability from pending or future litigation, the adequacy of our insurance arrangements, general domestic and international political conditions including wars, pandemics, terrorism and piracy, potential disruption of shipping routes due to accidents or political events, the value of our publicly traded subsidiaries, public health threats, such as COVID-19, influenza and other highly contagious diseases or viruses, changes in the availability and costs of funding, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission (the “SEC”). See also “Risk Factors” below.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2019, 2018, 2017, 2016, and 2015 are derived from the consolidated financial statements of Navios Holdings, adjusted to reflect the Reverse Stock Split (as defined herein) and the adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. In August 2019, Navios Holdings sold its ship management division, and the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC (the “Transaction”) to N Shipmanagement Acquisition Corp. and related entities (“NSM” or the “Manager”) affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company entered into five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3,700 per day per vessel for a two-year period and administrative services, reimbursed at allocable cost. See also “Item 7.B Related party transactions”. Following the sale of Navios Containers’ general partnership interest, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for all the periods presented. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2019, 2018, and 2017 and the selected consolidated balance sheet data as of December 31, 2019 and 2018 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(Expressed in thousands of U.S. dollars —except share and per share data)
Statement of Comprehensive (Loss)/income Data
Revenue	$482,449	$505,686	$463,049	$419,782	$480,820
Administrative fee revenue from affiliates	16,991	28,393	23,667	21,799	16,177
Time charter, voyage and logistics business expenses	(177,216)	(205,787)	(213,929)	(175,072)	(247,882)
Direct vessel expenses	(101,467)	(96,261)	(116,713)	(127,396)	(128,168)
General and administrative expenses incurred on behalf of affiliates	(16,991)	(28,393)	(23,667)	(21,799)	(16,177)
General and administrative expenses	(36,194)	(26,640)	(27,521)	(25,295)	(34,183)
Depreciation and amortization	(81,723)	(99,779)	(104,112)	(113,825)	(120,310)
Provision for losses on accounts receivable	(999)	(575)	(269)	(1,304)	(59)
Interest income	10,662	8,748	6,831	4,947	2,370
Interest expense and finance cost	(133,479)	(137,916)	(121,611)	(113,639)	(113,151)
Impairment loss/ loss on sale of vessels, net	(156,106)	(200,657)	(50,565)	—	—
Gain/(loss) on bond and debt extinguishment	47,430	6,464	(981)	29,187	—
Gain on sale of assets	—	28	1,064	—	—
Gain on sale of business	9,802	—	—	—	—
(Loss on loss of control)/Bargain gain upon obtaining control	(61,741)	58,313	—	—	—
Other income	44,750	14,500	6,140	18,175	4,840
Other expense	(15,842)	(13,290)	(13,761)	(11,665)	(34,982)

Loss before equity in net earnings of affiliated companies	$(169,674)	$(187,166)	$(172,378)	$(96,105)	$(190,705)
Equity in net (losses)/earnings of affiliated companies	(9,185)	(80,205)	4,399	(202,779)	61,484

Loss before taxes	$(178,859)	$(267,371)	$(167,979)	$(298,884)	$(129,221)
Income tax (expense)/benefit	(1,475)	1,108	3,192	(1,265)	3,154

Net loss from continuing operations	$(180,334)	$(266,263)	$(164,787)	$(300,149)	$(126,067)

Net (loss)/income from discontinued operations	(4,118)	752	—	—	—

Net loss	$(184,452)	$(265,511)	$(164,787)	$(300,149)	$(126,067)
Less: Net income attributable to the noncontrolling interest	(7,658)	(3,207)	(1,123)	(3,674)	(8,045)

Net loss attributable to Navios Holdings common stockholders	$(192,110)	$(268,718)	$(165,910)	$(303,823)	$(134,112)

Loss attributable to Navios Holdings common stockholders, basic and diluted from continuing operations	(149,490)	(279,711)	(175,298)	(273,105)	(150,314)

(Loss)/Income attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations	(4,118)	752	—	—	—

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(153,608)	$(278,959)	$(175,298)	$(273,105)	$(150,314)

Basic and diluted loss per share attributable to Navios Holdings common stockholders from continuing operations	(12.10)	(23.39)	(15.02)	(25.44)	(14.19)

Basic and diluted (loss)/earnings per share attributable to Navios Holdings common stockholders from discontinued operations	(0.33)	0.06	—	—	—
Basic and diluted loss per share attributable to Navios Holdings common stockholders	$(12.43)	$(23.33)	$(15.02)	$(25.44)	$(14.19)

Weighted average number of shares, basic and diluted	12,356,024	11,958,959	11,667,346	10,736,678	10,589,623

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$168,001	$298,710	$256,076	$273,140	$302,959
Total assets	2,142,855	2,682,496	2,629,981	2,752,895	2,958,813
Total long-term debt, net including current portion	1,563,247	1,816,007	1,682,488	1,651,095	1,581,308
Navios Holdings’ stockholders’ equity	$43,850	$251,933	$516,098	$678,287	$988,960

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(Expressed in thousands of U.S. dollars —except per share data)
Other Financial Data
Net cash provided by operating activities	$96,112	$55,637	$48,117	$39,826	$43,280
Net cash (used in)/ provided by investing activities	(56,467)	27,863	(42,365)	(150,565)	(36,499)
Net cash (used in)/ provided by financing activities	(111,692)	(66,916)	(12,940)	75,225	(80,009)
Book value per common share	3.28	19.62	42.87	57.91	89.52
Cash dividends per common share	—	—	—	—	1.75
Cash dividends per preferred share	—	—	—	74.4	216.7
Cash paid for common stock dividend declared	—	—	—	—	19,325
Cash paid for preferred stock dividend declared	—	—	—	3,681	16,025
Adjusted EBITDA(1)	$61,881	$(18,231)	$68,813	$(62,827)	$112,756

(1)

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock-based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/subsidiaries/businesses, on loss of control and bargain gain, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(Expressed in thousands of U.S. dollars —except per share data)
Net cash provided by operating activities	$96,112	$55,637	$48,117	$39,826	$43,280
Net (decrease)/increase in operating assets	(6,249)	25,632	(22,385)	17,693	(42,844)
Net decrease/(increase) in operating liabilities	6,812	(6,662)	(20,814)	(38,928)	(39,288)
Payments for drydock and special survey costs	23,106	7,755	10,824	11,096	24,840
Net interest cost	125,094	122,492	108,389	103,039	106,257
Provision for losses on accounts receivable	(999)	(575)	(269)	(1,304)	(59)
Impairment losses	(156,106)	(200,657)	(50,565)	—	—
Gain on sale of assets	—	894	1,064	—	—
Gain on sale of business	9,802	—	—	—	—
Gain on bond and debt extinguishment	47,430	6,464	185	29,187	—
(Losses)/earnings in affiliates and joint ventures, net of dividends received	(13,722)	(84,317)	(4,610)	(219,417)	30,398
(Loss on loss of control)/Bargain gain upon obtaining control	(61,741)	58,313	—	—	—
Reclassification to earnings of available-for-sale securities	—	—	—	(345)	(1,783)
Noncontrolling interest	(7,658)	(3,207)	(1,123)	(3,674)	(8,045)

Adjusted EBITDA	$61,881	$(18,231)	$68,813	$(62,827)	$112,756

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

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2018 to April 1, 2020, the Baltic Exchange’s Panamax time charter average (P4TC) daily rates experienced a low of $3,345 and a high of $18,116. Additionally, during the period from January 1, 2018 to April 1, 2020, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $2,172 and a high of $38,012 and the Baltic Dry Index (BDI) experienced a low of 411 points and a high of 2,518 points. Those ranges are above the recent all-time lows set in February and March 2016 of $2,260 for the Baltic Exchange’s Panamax time charter average, $1,985 for the Baltic Exchange’s Capesize time charter average and 290 for the BDI. There can be no assurance that the dry bulk charter market will not fluctuate or hit new lows or highs. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia. Seasonal and regional changes in demand and changes to the capacity of the world fleet will also affect dry bulk rates. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce our revenue significantly. A decline in demand for commodities transported in dry bulk carriers including disruptions due to pandemics (such as COVID-19), trade, regulatory or tariff actions) or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2019. In 2018, total container trade grew by 4.3%, led by strong volumes going to the U.S. in spite of increased tariffs as well as increases in intra-regional trade. In 2019, total container trade is estimated to have gained 1.9%, a demand increase in spite of the tariffs and the decrease in container ship availability as scrubbers were retrofit in advance of the IMO 2020 low sulphur fuel requirements. Containership supply growth was more than demand growth during 2019 as deliveries significantly outpaced scrapping but rates rose during the year due to the reduced capacity of the fleet due to IMO 2020 scrubber retrofits. For example, short term (6—12 month) daily time charter rates for 4,400 TEU container ships rose 57% to an average of $13,654 for the second half of 2019 from $8,674 in the first half as scrubber retrofits took significantly longer than expected reducing effective ship capacity. Through March 2020 rates on these ships have averaged $12,870. Additional orders for large and very large containerships continue to be placed during 2019, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. The containership orderbook did decline on a total TEU basis from 2.76 million TEU at the end 2018 to 2.35 million TEU at the beginning of April 2020. The recent global economic slowdown due in large part to the COVID-19 pandemic and disruptions in the trade and credit markets significantly reduced demand for products shipped in containers and has had an adverse effect on our and our affiliates’ results of operations and financial condition. The ongoing trade war, tariff changes and the global COVID-19 pandemic may have a similar effect as trade readjusts to any new trade deals among bilateral trading partners or changes in the location of finished goods manufacture or decrease in consumer activity.

The continuation of such containership oversupply, particularly after containerships with retrofitted scrubbers reenter the market, or any declines in container freight rates could negatively affect the liner companies to which our affiliates seek to charter their containerships.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for crude oil and product tankers is historically well correlated with the growth or contraction of the world economy. The past several years were marked by a major economic slowdown, which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain unsettled with significant uncertainty with respect to both short and long-term economic growth. Energy prices sharply declined from mid-2014 to the end of March 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, but declined thereafter. Keys to this demand growth have been steady increases in Chinese and Indian crude oil imports since 2001 and a steady increase in U.S. oil production, which has led to a steady decline in U.S. crude oil imports since 2005. Oil products shipments have increased due to refinery closures in Europe, Japan and Australia with oil products being shipped to those regions from China, India, the Middle East and the U.S. With the increase in U.S. crude oil production, the U.S. became a net exporter of oil products since 2011 adding to the seaborne movement of oil products. As inventory levels moderated in 2019, rates rose to high levels in the second half of 2019 as fuel suppliers adjust inventories worldwide in advance of the coming IMO 2020 conversion of all shipping fuel to a maximum of 0.5% sulphur content. An attack on Saudi production facilities, a U.S. embargo on VLCCs carrying crude and additional U.S. crude oil exports, particularly on long haul voyages, helped raise VLCC rates to record levels in 2019. The Organization of Petroleum Exporting Countries (“OPEC”) and Russia are currently producing and shipping oil at very high levels, after they failed to maintain production cuts in March 2020 in response to the global COVID-19 pandemic. Energy prices again sharply declined and demand for tankers to move and store oil and petroleum products have increased raising tanker rates particularly for VLCCs. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production, or should China or other emerging market countries suffer significant economic slowdowns or raise trade barriers or should the IMO 2020 implementation take longer than expected, that may result in a protracted period of reduced oil shipments and a decreased demand for our affiliated tanker vessels and lower charter rates, which could have a material adverse effect on our results of operations and financial condition.

The percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the end of 2015 to 8% at the beginning of April 2020. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, our affiliates may only be able to charter their tanker vessels at unprofitable rates or may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.

The demand for dry cargo vessels, containerships and tanker capacity has generally been influenced by, among other factors:

•	global and regional economic and political conditions;

•	disruptions and developments in international trade, including the effects of currency exchange rate changes;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	supply and demand for drybulk products, energy resources, commodities, semi-finished and finished consumer and industrial products, and liquid cargoes, including petroleum and petroleum products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in global production of raw materials, or products transported by containerships;

•	the distance dry bulk cargo, containers, chemicals, petroleum and petroleum products are to be moved by sea;

•	the globalization of manufacturing;

•	fuel prices for the bunker fuel used aboard ships;

•	whether the vessel is equipped with scrubbers or not;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts, wars and terrorist activities, including piracy;

•	natural or man-made disasters (including global pandemics);

•

political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes, import and export restrictions, trade wars, central bank policies and pollution conventions or protocols;

•	embargoes and strikes;

•	technical advances in ship design and construction;

•	waiting days in ports;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	international sanctions, embargoes, nationalizations; and

•	competition from alternative sources of energy.

The supply of vessel capacity has generally been influenced by, among other factors:

•

the number of vessels that are in or out of service (including any held in quarantine or waiting for crew changes due to health related or any other restrictions), namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available for hire;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the availability of shipyard capacity;

•	the economics of slow steaming;

•	the number of vessels that are used for storage or as floating storage vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying dry bulk cargo and the reverse conversion;

•	availability of financing for new vessels or for facilitating ship sale and purchase transactions;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel, fuel and other raw materials;

•

changes in national or international environmental or other regulations and standards that may effectively cause reductions in the carrying capacity of vessels, early obsolescence of tonnage, or other measures that limit the profitability, operations or useful lives of vessels; and

•	environmental concerns and regulations.

These and other factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions which may affect our business, results of operations and financial condition.

The oversupply of drybulk vessel capacity may continue to prolong or further depress the current low charter rates, which has and may continue to limit our ability to operate our drybulk vessels profitably.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of February 1, 2020, newbuilding orders had been placed for an aggregate of about 9% of the existing global drybulk fleet, with deliveries expected during the next three years. Due to lack of financing, many analysts expect significant cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

Our growth depends on continued growth in demand for dry bulk commodities and the shipping of dry bulk cargoes.

Our growth strategy focuses on expansion in the dry bulk shipping sector. Accordingly, our growth depends on continued growth in worldwide and regional demand for dry bulk commodities and the shipping of dry bulk cargoes, which could be negatively affected by a number of factors, such as declines in prices for dry bulk commodities, or general political, regulatory and economic conditions.

Reduced demand for dry bulk commodities and the shipping of dry bulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in the drybulk shipping trade and demand. For example, recent slowdowns of the Chinese economy have adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, are currently at low levels. A slowdown in the economies of the United States or the European Union, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

Economic conditions throughout the world, global pandemics, renewed terrorist activity, trade wars and protectionist policies, could have a material adverse effect on our business, financial condition and results of operations.

The global economy is subject to downside economic risks stemming from factors like global pandemics, fiscal fragility in advanced economies, high sovereign and private debt levels, highly accommodative macroeconomic policies, the significant fall in the price of crude oil and other commodities and persistent difficulties in access to credit and equity financing as well as political risks such as the continuing war in Syria, renewed terrorist attacks around the world and the emergence of populist and protectionist political movements in advanced economies.

Concerns regarding terrorist threats from groups in Europe and the refugee crisis may advance protectionist policies and may negatively impact globalization and global economic growth, which could disrupt financial markets, and may lead to weaker consumer demand in the EU, the U.S., and other parts of the world which could have a material adverse effect on our business. The deterioration in the global economy has caused, and may continue to cause, a decrease in worldwide demand for dry cargoes.

In recent years, China has been one of the world’s fastest growing economies in terms of gross domestic product, which has had a significant impact on shipping demand. However, if China’s growth in gross domestic product declines and other countries in the Asia Pacific region experience slower or negative economic growth in the future, this may negatively affect the fragile recovery of the economies of the U.S. and the EU, and thus, may negatively impact the shipping industry. For example, the possibility of the introduction of impediments to trade within the EU member countries in response to increasing terrorist activities, and the possibility of market reforms to float the Chinese renminbi, either of which development could weaken the Euro against the Chinese renminbi, could adversely affect consumer demand in the EU. Moreover, the revaluation of the renminbi may negatively impact the U.S.’ demand for imported goods, many of which are shipped from China. Political events such as a global trade war between the U.S. and China, or any moves by either China, the U.S. or the EU to levy additional tariffs on imported goods as part of protectionist measures or otherwise could decrease shipping demand. Such weak economic conditions or protectionist measures could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact our ability to obtain financing required to acquire vessels or new businesses. Furthermore, such a disruption would adversely affect our results of operations, financial condition and cash flows and could cause the market price of our shares to decline.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the EU, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Iraq, Yemen, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit (as defined herein), concerns regarding the recent emergence of COVID-19, and its spread throughout the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. Further, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the influx of refugees from Syria and other areas, the operations of our managers located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece may disrupt the shoreside operations of our managers located in Greece.

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

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. On January 31, 2020, the United Kingdom withdrew from the European Union (“Brexit”), opening a standstill transition period that is currently set to last until December 31, 2020. The ongoing negotiations surrounding Brexit have yet to provide clarity on what the outcome will be for the United Kingdom or Europe, which could significantly disrupt the free movement of goods, services, and people between the United Kingdom and the European Union. In the United States, the current administration has created significant uncertainty about the future relationship between the United States and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. The U.S. presidential administration has stated that it rejects multilateral trade agreements in favor of bilateral relations and purports to seek more favorable terms in its dealings with its trade partners. The U.S. administration has indicated that it may resort to aggressive tactics, such as the imposition of punitive tariffs, in order to secure achieve these goals in addition to those already implemented.

Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2019, China imported 1.047 billion tons of iron out of a total of 1.455 billion tons shipped globally accounting for about 72% of the global seaborne iron ore trade. While it only accounted for about 20% of seaborne coal movements of coal in 2019 according to current estimates (254 million tons imported compared to 1.291 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (264 million tons imported compared to 1.183 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal, promoting the export of such coal or increasing consumption of natural gas or increasing the production of electricity from renewable resources, and raising tariffs on imported bulk cargoes from certain countries including the United States. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The ongoing global trade war between the U.S. and China may contribute to an economic slowdown in China.

Our operations expose us to the risk that increased trade protectionism from China or other nations will adversely affect our business. If the global recovery is undermined by downside risks and the recent economic downturn returns, governments may turn to trade barriers to protect their domestic industries against foreign imports, thereby depressing the demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause (i) a decrease in cargoes available to our charterers in favor of Chinese charterers and Chinese owned ships and (ii) an increase in the risks associated with importing goods to China. Any increased trade barriers or restrictions on trade, especially trade with China, would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us. This could have a material adverse effect on our business, results of operations, financial condition and our ability to pay cash distributions to our stockholders.

China has enacted a new tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

When our contracts expire, we may not be able to successfully replace them. Our growth and our capacity to replace them depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources.

Time-charter contracts provide income at pre-determined rates over short or more extended periods of time. However, the process for obtaining new time charters especially longer term time charters is highly competitive and generally involves a lengthy, intensive and continuous screening and vetting process and the submission of competitive bids. In addition to the quality, age and suitability of the vessel, longer term shipping contracts tend to be awarded based upon a variety of other factors relating to the vessel operator, including:

•	the operator’s environmental, health and safety record;

•	compliance with the IMO standards and regulatory industry standards;

•	shipping industry relationships, reputation for customer service, technical and operating expertise;

•	shipping experience and quality of ship operations, including cost-effectiveness;

•	quality, experience and technical capability of crews;

•	the ability to finance vessels at competitive rates and overall financial stability;

•	relationships with shipyards and the ability to obtain suitable berths;

•	construction management experience, including the ability to procure on-time delivery of new vessels according to customer specifications;

•	willingness to accept operational risks pursuant to the charter, such as allowing termination of the charter for force majeure events; and

•	competitiveness of the bid in terms of overall price.

It is likely that we will face substantial competition for long-term charter business from a number of experienced companies. We may not be able to compete profitably as we expand our business into new geographic regions or provide new services. New markets may require different skills, knowledge or strategies than we use in our current markets. Many of these competitors have significantly greater financial resources than we do. It is also likely that we will face increased numbers of competitors entering into our transportation sectors. Many of these competitors have strong reputations and extensive resources and experience. Increased competition may cause greater price competition, especially for long-term charters, as well as for the acquisition of high-quality secondhand vessels and newbuilding vessels. Further, since the charter rate is generally considered to be one of the principal factors in a charterer’s decision to charter a vessel, the rates offered by our competitors can place downward pressure on rates throughout the charter market.

As a result of these factors, we may be unable to expand our relationships with existing customers or obtain new customers for our charters on a profitable basis, if at all, therefore, when our contracts including our long-term charters expire, we cannot assure you that we will be able to replace them promptly or at all or at rates sufficient to allow us to operate our business profitably, to meet our obligations, including payment of debt service to our lenders, or to pay dividends. Our ability to renew the charter contracts on our vessels on the expiration or termination of our current charters, or, on vessels that we may acquire in the future, the charter rates payable under any replacement charter contracts, will depend upon, among other things, economic conditions in the sectors in which our vessels operate at that time, changes in the supply and demand for vessel capacity and changes in the supply and demand for the transportation of commodities. During periods of market distress when long-term charters may be renewed at rates at or below operating costs, we may not choose to charter our vessels for longer terms particularly if doing so would create an ongoing negative cash flow during the period of the charter. We may instead choose or be forced to idle our vessels or lay them up or scrap them depending on market conditions and outlook at the time those vessels become available for charter.

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

We derive a significant part of our revenue from a small number of charterers. During the years ended December 31, 2019, 2018, and 2017, we derived approximately 44.8%, 36.7% and 31.1%, respectively, of our gross revenues from continuing operations from four customers. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of our revenue from continuing operations and are the same customers who accounted for 13.1% and 11.6%, respectively, of our revenue from continuing operations for the year ended December 31, 2018. For the year ended December 31, 2017, no customers accounted for more than 10% of our revenue.

We could lose a customer or the benefits of a time charter for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. Our customers may terminate a charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter. The customer may terminate the charter because the vessel has been subject to seizure for more than a specified number of days. Charterers may also go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts.

From time to time, we may have charters at above-market rates, such that any loss of such charter may require us to recharter the vessel at lower rates. Additionally, our charterers from time to time have sought to renegotiate their charter rates with us. We do not maintain insurance against the risk of default by our customers.

The combination of any surplus of vessel capacity, the expected entry into service of new technologically advanced vessels, and the expected increase in the size of the world fleet over the next few years may make it difficult to secure substitute employment for any of our vessels if our counterparties fail to perform their obligations under the currently arranged time charters, and any new charter arrangements we are able to secure may be at lower rates. Furthermore, the surplus of capacity available at lower charter rates and lack of demand for our customers’ could negatively affect our charterers’ willingness to perform their obligations under our time charters, which in many cases provide for charter rates significantly above current market rates.

If one or more of our customers terminate its charters, chooses not to re-charter our ships after charters expire or is unable to perform under one or more charters with us and we are not able to find a replacement charter on similar terms or are unable to re-charter our ships at all, or if a charterer exercises certain rights to terminate the charter, or if a charterer is unable to make its charter payments in whole or in part, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations. Accordingly, we may have to grant concessions to our charterers in the form of lower charter rates for the remaining duration of the relevant charter or part thereof, or to agree to re-charter vessels coming off charter at reduced rates compared to the charter then ended.

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

The operation of ocean-going vessels entails the possibility of marine disasters including damage or destruction of the vessel due to accident, the loss of a vessel due to piracy or terrorism, damage or destruction of cargo and similar events that may cause a loss of revenue from affected vessels and damage our business reputation, which may in turn lead to loss of business, which could adversely affect our expenses, net income, cash flow and the price of our common stock.

The operation of ocean-going vessels in international trade is inherently risky. The operation of drybulk carriers has certain unique risks. With a drybulk carrier, the cargo itself and its interaction with the vessel can be an operational risk. By their nature, certain drybulk cargoes are often heavy, dense, easily shifted, and may react badly to water exposure. In addition, drybulk carriers are often subjected to battering treatment during unloading operations with grabs, jackhammers (to pry encrusted cargoes out of the hold), and small bulldozers. This treatment may cause damage to the vessel. Vessels damaged due to harsh treatment during unloading procedures may be more susceptible to breach at sea. Hull breaches in drybulk carriers may lead to the flooding of the vessels’ holds. For example, if a drybulk carrier suffers flooding in its forward holds, the bulk cargo may become so dense and waterlogged that its pressure may buckle the vessel’s bulkheads leading to the loss of a vessel. We have procedures and policies in place to ameliorate these risks, including a robust inspection system.

The ownership and operation of ocean-going vessels in international trade is affected by a number of inherent risks, including mechanical failure, human error, personal injury, vessel and cargo loss or damage, business interruption due to political conditions in foreign countries, unexpected port closures, hostilities, disease and quarantine, piracy, war, terrorism, labor strikes and/or boycotts, adverse weather conditions and catastrophic marine disaster, including environmental accidents and collisions.

All of these risks could result in, death or injury to persons, loss of property or environmental damage, delays in the delivery of cargo, loss of revenues from or termination of charter contracts, governmental fines, penalties or restrictions on conducting business, litigation with our employees, customers third parties, or other liabilities, higher insurance rates, increased costs and damage to our reputation and customer relationships generally. Although we maintain hull and machinery and war risks insurance, as well as protection and indemnity insurance, which may cover certain risks of loss resulting from such occurrences, our insurance coverage may be subject to caps or not cover such losses and any of these circumstances or events could increase our costs or lower our revenues. The involvement of our vessels in an environmental disaster may harm our reputation as a safe and reliable vessel owner and operator. Any of these results could have a material adverse effect on business, results of operations and financial condition, as well as our cash flows.

The total loss or damage of any of our vessels or cargoes could harm our reputation as a safe and reliable vessel owner and operator. Any extended vessel off-hire, due to an accident or otherwise, or strikes, could have a materially adverse effect on our business. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs, or loss that could negatively impact our business, financial condition, results of operations, cash flows and ability to pay distributions.

We are subject to various laws, regulations, and international conventions, particularly environmental and safety laws, that could require significant expenditures both to maintain compliance with such laws and to pay for any uninsured environmental liabilities, including any resulting from a spill or other environmental incident, which could affect our expenses, net income, cash flow and the price of our common stock.

Vessel owners and operators are subject to government regulation in the form of international conventions, and national, state, and local laws and regulations in the jurisdictions in which their vessels operate, in international waters, as well as in the country or countries where their vessels are registered. Such laws and regulations include those governing the management and disposal of hazardous substances and wastes, the cleanup of oil spills and other contamination, air emissions, discharges of operational and other wastes into the water, and ballast water management. In particular, ballast water management requirements will likely result in compliance costs relating to the installation of equipment on our vessels to treat ballast water before it is discharged and other additional ballast water management and reporting requirements. Investments in ballast water treatment may have a material adverse effect on our future performance, results of operations, cash flows and financial position.

Port State regulation significantly affects the operation of vessels, as it commonly is more stringent than international rules and standards. This is the case particularly in the United States and, increasingly, in Europe. Non-compliances with such laws and regulations can give rise to civil or criminal liability, and/or vessel delays and detentions in the jurisdictions in which we operate.

Our vessels are subject to scheduled and unscheduled inspections by regulatory and enforcement authorities, as well as private maritime industry entities. This includes inspections by Port State Control authorities, including the U.S. Coast Guard, harbor masters or equivalent entities, classification societies, flag Administrations (country in which the vessel is registered), charterers, and terminal operators. Certain of these entities require vessel owners to obtain permits, licenses, and certificates for the operation of their vessels. Failure to maintain necessary permits or approvals could require a vessel owner to incur substantial costs or temporarily suspend operation of one or more of its vessels.

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

The legal requirements and maritime industry standards to which we and our vessels are subject are set forth below, along with the risks associated therewith. We may be required to make substantial capital and other expenditures to ensure that we remain in compliance with these requirements and standards, as well as with standards imposed by our customers, including costs for ship modifications and changes in operating procedures. We also maintain insurance coverage against pollution liability risks for all of our vessels in the amount of $1.0 billion in the aggregate for any one event. The insured risks include penalties and fines, as well as civil liabilities and expenses resulting from accidental pollution. However, this insurance coverage is subject to exclusions, deductibles, and other terms and conditions. And, claims relating to pollution incidents for knowing violations of U.S. environmental laws or the International Convention for the Prevention of Pollution from Ships may be considered by our protection and indemnity associations on a discretionary basis only. If any liabilities or expenses fall within an exclusion from coverage, or if damages from a catastrophic incident exceed the aggregate liability of $1.0 billion for any one event, our cash flow, profitability and financial position would be adversely impacted.

Because international conventions, laws, regulations, and other requirements are often revised, we cannot predict the ultimate cost of compliance or the impact on the fair market price or useful life of our vessels. Nor can we assure that our vessels will be able to attain and maintain certifications of compliance with various regulatory requirements.

Comparably, governmental regulation of the shipping industry, particularly in the areas of safety and environmental requirements, can be expected to become stricter in the future. We believe that the heightened environmental, quality, and security concerns of insurance underwriters, regulators, and charterers will lead to additional requirements, including enhanced risk assessment and security requirements, greater inspection and safety requirements, and heightened due diligence obligations. We also may be required to take certain of our vessels out of service for extended periods of time to address changing legal requirements, which would result in lost revenue. In the future, market conditions may not justify these expenditures or enable us to operate our vessels, particularly older vessels, profitably during the remainder of their economic lives. This could lead to significant asset write-downs.

Specific examples of expected changes that could have a significant, and potentially material, impact on our business include:

•

Limitations on sulfur oxide and nitrogen oxide emissions from ships could cause increased demand and higher prices for low sulfur fuel due to supply constraints, as well as significant cost increases due to the implementations of measures such as fuel switching, vessel modifications such as adding distillate fuel storage capacity, or installation of exhaust gas cleaning systems or scrubbers;

•

Environmental requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, vessel modifications or operational changes or restrictions, lead to decreased availability of, or more costly insurance coverage for, environmental matters or result in the denial of access to certain jurisdictional waters or ports.

•

Under local and national laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations and claims for natural resource damages, personal injury and/or property damages in the event that there is a release of petroleum or other hazardous materials from our vessels or otherwise in connection with our operations.

Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

We are and will be, directly and indirectly, subject to the effects of climate change and may, directly or indirectly, be affected by local and national laws, as well as international treaties and conventions, and implementing regulations related to climate change. Any passage of climate control treaties, legislation, or other regulatory initiatives by the IMO, the European Union, the United States or other countries where we operate that restrict emissions of greenhouse gases (“GHGs”) could require us to make significant financial expenditures that we cannot predict with certainty at this time. This could include, for example, the adoption of regulatory frameworks to reduce GHG emissions, such as carbon dioxide, methane and nitrogen oxides. The climate change efforts undertaken to date are detailed below.

We cannot predict with any degree of certainty what effect, if any, possible climate change and legal requirements relating to climate change will have on our operations. However, we believe that climate change, including the possible increases in severe weather events, and legal requirements relating to climate change may affect, directly or indirectly, (i) the cost of the vessels we may acquire in the future, (ii) our ability to continue to operate as we have in the past, (iii) the cost of operating our vessels, and (iv) insurance premiums and deductibles, and the availability of insurance coverage. As a result, our financial condition could be materially impacted by climate change and related legal requirements.

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

We are subject to local and national laws, including in the United States, as well as international treaties and conventions, intended to enhance and ensure vessel security. These laws are detailed below. Navios has and will continue to implement the various security measures addressed by all applicable laws and will take measures for our vessels or vessels that we charter to attain compliance with all applicable security requirements within the prescribed time periods. Although management does not believe that these additional requirements will have a material financial impact on our operations, there can be no assurance that there will not be an interruption in operations to bring vessels into compliance with the applicable requirements and any such interruption could cause a decrease in charter revenues. Furthermore, additional security measures could be required in the future that could have significant financial impact on us.

Acts of piracy on ocean-going vessels could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Other areas where piracy has affected shipping include the Indian Ocean, the Strait of Malacca, the

Arabian Sea, the Mozambique Channel and the Gulf of Guinea. Acts of piracy are a material risk to the shipping industry. Our vessels regularly travel through regions where pirates are active. Piracy not only increases our risk of loss of property and the cost of delay or detention, but it may also increase our risk of liability for death or personal injury. We may incur increased insurance premiums for “war risk” coverage or, if such insurance is unavailable, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions. While we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Crew and security costs, could also increase in such circumstances. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions. Crew costs could also increase in such circumstances.

Our financial and operating performance may be adversely affected by the recent novel coronavirus outbreak.

Our business could be materially and adversely affected by the outbreak of the recent COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for dry bulk vessels as well as the price of international freights and hires. If the effect of the coronavirus is ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect. The effects of the coronavirus remain uncertain, and should customers be under financial pressure this could negatively affect our charterers’ willingness to perform their obligations under our time charters. The loss or termination of any of our time charters or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions.

In addition, certain countries have introduced travel restrictions and adopted certain hygiene measures, including quarantining. European countries and the United States have recently adopted more stringent measures to contain the spread of the virus. Any prolonged measure may affect our normal operations and those of our Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally.

Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings

A government of the jurisdiction where one or more of our vessels are registered could requisition one or more of our vessels for title or for hire. Requisition for title occurs when a government takes control of a vessel and becomes its owner, while requisition for hire occurs when a government takes control of a vessel and effectively becomes its charterer at dictated charter rates. Generally, requisitions occur during periods of war or emergency, although governments may elect to requisition vessels in other circumstances. Although we may be entitled to compensation in the event of a requisition of one or more of our vessels, the amount and timing of payment would be uncertain. Government requisition of one or more of our vessels may cause us to breach covenants in certain of our credit facilities, and could have a material adverse effect on our business, financial condition, cash flows, and results of operations.

The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

We expect that our vessels will call in ports where smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face reputational damage and governmental or other regulatory claims or penalties which could have an adverse effect on our business, results of operations, cash flows and financial condition, as well as our ability to maintain cash flows, including cash available for distributions to pay dividends to our stakeholders. Under some jurisdictions, vessels used for the conveyance of illegal drugs could subject result in forfeiture of the vessel to forfeiture to the government of such jurisdiction.

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel has been built and maintained, is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS. Our owned fleet is currently enrolled with Nippon Kaiji Kiokai, Bureau Veritas, Lloyd’s Register and American Bureau of Shipping.

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

If any vessel fails any annual survey, intermediate survey or special survey, the vessel may be unable to trade between ports and, therefore, would be unemployable, potentially causing a negative impact on our revenues due to the loss of revenues from such vessel until she is able to trade again. Further, if any vessel fails a classification survey and the condition giving rise to the failure is not cured within a reasonable time, the vessel may lose coverage under various insurance programs, including hull and machinery insurance and/or protection and indemnity insurance, which would result in a breach of relevant covenants under our financing arrangements. Failure to maintain the class of one or more of our vessels could have a material adverse effect on our financial condition and results of operations, as well as our cash flows.

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

It is possible that changes to inspection procedures could impose additional financial and legal obligations on us. Furthermore, changes to inspection procedures could also impose additional costs and obligations on our customers and future customers, and may, in certain cases, render the shipment of certain types of cargo uneconomical or impractical. Any such changes or developments may have a material adverse effect on our business, results of operations, cash flows and financial condition.

We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

There are a number of risks associated with the operation of ocean-going vessels, including mechanical failure, collision, fire, human error, war, terrorism, piracy, loss of life, contact with floating objects, property loss, cargo loss or damage and business interruption due to political circumstances in foreign countries, hostilities and labor strikes. Any of these events may result in loss of revenues, increased costs and decreased cash flows. In addition, the operation of any vessel is subject to the inherent possibility of marine disaster, including oil spills and other environmental mishaps.

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

We do not currently maintain strike or off-hire insurance, which would cover the loss of revenue during extended vessel off-hire periods, such as those that occur during an unscheduled drydocking due to damage to the vessel from accidents except in cases of loss of hire up to a limited number of days due to war or a piracy event. Other events that may lead to off-hire periods include natural or man-made disasters that result in the closure of certain waterways and prevent vessels from entering or leaving certain ports. Accordingly, any extended vessel off-hire, due to an accident or otherwise, could have a material adverse effect on our business and our results of operations and operating cash flow.

We can give no assurance that we are adequately insured against all risks or that our insurers will pay a particular claim. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a vessel loss. Under the terms of our credit facilities, we are subject to restrictions on the use of any proceeds we may receive from claims under our insurance policies.

Because we obtain some of our insurance through protection and indemnity associations, we may also be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations. There is no cap on our liability exposure for such calls or premiums payable to our protection and indemnity association. Our payment of these calls could result in significant expenses to us, which could have a material adverse effect on our business, results of operations and financial condition. In addition, we cannot assure you that we will be able to renew our insurance policies on the same or commercially reasonable terms, or at all, in the future. For example, more stringent environmental regulations have led in the past to increased costs for, and in the future may result in the lack of availability of, protection and indemnity insurance against risks of environmental damage or pollution. Any uninsured or underinsured loss could harm our business, financial condition, cash flows and results of operations. In addition, our insurance may be voidable by the insurers as a result of certain of our actions, such as our vessels failing to maintain certification with applicable maritime self-regulatory organizations. Further, we cannot assure you that our insurance policies will cover all losses that we incur, or that disputes over insurance claims will not arise with our insurance carriers. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. In addition, our insurance policies are subject to limitations and exclusions, which may increase our costs or lower our revenues, and could have a material adverse effect on our business, financial condition, cash flows and results of operations. A catastrophic oil spill or marine disaster could exceed our insurance coverage, which could have a material adverse effect on our business, results of operations and financial condition and our ability to make distributions to our unit holders. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain required certification.

Our charterers may in the future engage in legally permitted trading in locations or with persons which may still be subject to restrictions due to sanctions or boycott. However, no vessels in our fleet have called on ports in sanctioned countries or countries designated as state sponsors of terrorism by the U.S. State Department, including Iran, Syria, or Sudan. Our insurers may be contractually or by operation of law prohibited from honoring our insurance contract for such trading on such locations or countries or trading with such persons, which could result in reduced insurance coverage for losses incurred by the related vessels. Changes in the insurance markets attributable to the risk of terrorism in certain locations around the world could make it difficult for us to obtain certain types of coverage. In addition, the insurance that may be available to us may be significantly more expensive than our existing coverage. Furthermore, our insurers and we may be prohibited from posting or otherwise be unable to post security in respect of any incident in such locations or countries or as a result of trading with such persons, resulting in the loss of use of the relevant vessel and negative publicity for our Company which could negatively impact our business, results of operations, cash flows and stock price.

We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, and other tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

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

Crew members, suppliers of goods and services to a vessel, shippers or receivers of cargo and other parties may be entitled to a maritime lien against a vessel for unsatisfied debts, claims or damages, including, in some jurisdictions, for debts incurred by previous owners. In many jurisdictions, a maritime lien-holder may enforce its lien by arresting a vessel. The arrest or attachment of one or more of our vessels, if such arrest or attachment is not timely discharged, could cause us to default on a charter or breach covenants in certain of our credit facilities, could interrupt our cash flows and could require us to pay large sums of money to have the arrest or attachment lifted. Any of these occurrences could have a material adverse effect on our business, results of operations and financial condition as well as our cash flows.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. As our fleet ages, we will incur increased costs. The average age of the vessels in our fleet is 7.7 years, basis fully delivered fleet, and most dry bulk vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive drydockings, resulting in more off-hire days and reduced revenue. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

Technological innovation could reduce our charter hire income and the value of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy, loading and discharging speed and personnel required to operate. The potential introduction of remote controlled or autonomous vessels, which would significantly reduce or eliminate the costs of crew and victuals, could put our vessels at an efficiency disadvantage. Flexibility includes the ability to enter harbors, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new vessels are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically advanced vessels could adversely affect the amount of charter hire payments we receive for our vessels upon expiration of their current charters and the resale value of our vessels could significantly decrease. This could adversely affect our revenues and cash flows, our results of operations and financial condition and our ability to service our debt.

A number of owners have ordered so-called “eco-type” vessel designs or have retrofitted scrubbers to remove sulphur from exhaust gases, which may offer substantial bunker savings as compared to older designs or vessels without exhaust gas scrubbers. Increased demand for and supply of “eco-type” or scrubber retrofitted vessels could reduce demand for our vessels that are not classified as such and expose us to lower vessel utilization and/or decreased charter rates.

New eco-type vessel designs or scrubber retrofits purport to offer material bunker savings compared to older designs, including certain of our vessels. Fitting scrubbers will allow a ship to consume high sulphur fuel oil (“HSFO”) which is expected to be cheaper than the low sulphur fuel oil (“LSFO”) that ships without scrubbers must consume to comply with the IMO 2020 low sulphur emission requirements. Such savings could result in a substantial reduction of bunker cost for charterers compared to such vessels of our fleet which may not have scrubbers. As the supply of such “eco-type” or scrubber retrofitted vessels increases, if the differential between the cost of HSFO and LSFO remains high, or if charterers prefer such vessels over our vessels that are not classified as such, this may reduce demand for our non-“eco-type”, non-scrubber retrofitted vessels, impair our ability to re-charter such vessels at competitive rates and have a material adverse effect on our business, financial condition, cash flows and results of operations.

Fuel price fluctuations may have an adverse effect on our profits.

The cost of fuel is a significant factor in negotiating charter rates and can affect us in both direct and indirect ways. This cost will be borne by us when our vessels are not employed or are employed on voyage charters or contracts of affreightment so an increase in the price of fuel beyond our expectations may adversely affect our profitability. Even where the cost of fuel is borne by the charterer, which is the case with all of our existing time charters that cost may affect the level of charter rates that charterers are prepared to pay. Rising costs of fuel will make our older and less fuel efficient vessels less competitive compared to the more fuel efficient newer vessels or compared with vessels which can utilize less expensive fuel and may reduce their charter hire, limit their employment opportunities and force us to employ them at a discount compared to the charter rates commanded by more fuel efficient vessels or not at all.

Falling costs of fuel may lead our charterers to abandon slow steaming, thereby releasing additional capacity into the market and exerting downward pressure on charter rates or may lead our charterers to employ older, less fuel efficient vessels which may drive down charter rates and make it more difficult for us to secure employment for our newer vessels.

The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geo-political developments, supply and demand for oil, actions by members of the OPEC and other oil and gas producers, economic or other sanctions levied against oil and gas producing countries, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

If we fail to manage our planned growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

We intend to seek to grow our fleet, either through purchases, ordering newbuilt vessels, the increase of the number of chartered-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

•	ongoing and anticipated economic conditions and charter rates;

•	locating and acquiring suitable vessels;

•	identifying reputable shipyards with available capacity and contracting with them for the construction of new vessels at reasonable prices;

•	consummating acquisitions or joint ventures;
•	integrating any acquired vessels successfully with our existing operations;

•	enhancing our customer base;

•	managing our expansion; and

•	obtaining required financing, which could include debt, equity or combinations thereof.

During periods in which charter rates are high, vessel values are generally high as well, and it may be difficult to consummate ship acquisitions or potentially enter into shipbuilding contracts in the future at favorable prices. During periods in which charter rates are low and employment is scarce, vessel values are low and any vessel acquired without time charter attached will automatically incur additional expenses to operate, insure, maintain and finance the vessel thereby significantly increasing the acquisition cost. In addition, any vessel acquisition may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. We may not be successful in executing any future growth plans and we cannot give any assurance that we will not incur significant expenses and losses in connection with such growth efforts.

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, continuing to meet technical and safety performance standards, managing relationships with customers and suppliers, dealing with potential delays in deliveries of newbuilding vessels and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans. We may incur significant expenses and losses in connection therewith or that our acquisitions will perform as expected, which could materially adversely affect our results of operations and financial condition.

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

We expect to purchase secondhand vessels from time to time. The delivery of these vessels could be delayed, not completed or cancelled, which would delay or eliminate our expected receipt of revenues from the employment of these vessels. The seller could fail to deliver these vessels to us as agreed, or we could cancel a purchase contract because the seller has not met its obligations. The ability and willingness of each of our counterparties to perform its obligations under a contract with us will depend upon a number of factors that are beyond our control and may include, among other things, general economic conditions, the condition of the dry market and charter hire rates.

If the delivery of any vessel is materially delayed or cancelled, especially if we have committed the vessel to a charter for which we become responsible for substantial liquidated damages to the customer as a result of the delay or cancellation, we could sustain significant losses and our business, financial condition and results of operations could be adversely affected.

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

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	epidemics, pandemics, natural or man-made disasters;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

If delivery of a vessel is materially delayed, it could materially adversely affect our results of operations and financial condition and our ability to make cash distributions.

If we expand the size of our fleet in the future, we generally will be required to make significant installment payments for acquisitions of vessels even prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our ability to make cash distributions, to the extent we are making distributions, may be diminished or our financial leverage could increase or our stockholders could be diluted.

The actual cost of a vessel varies significantly depending on the market price, the size and specifications of the vessel, governmental regulations and maritime self-regulatory organization standards. If we purchase additional vessels in the future, we generally will be required to make installment payments prior to their delivery. If we finance these acquisition costs by issuing debt or equity securities, we will increase the aggregate amount of interest payments or distributions, to the extent we are making distributions, prior to generating cash from the operation of the vessel.

To fund the remaining portion of these and other capital expenditures, we will be required to use cash from operations or raise capital through the sale of debt or additional equity securities. Use of cash from operations may reduce or eliminate cash available for distributions to stockholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain the funds for necessary future capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to make cash distributions. Even if we successfully obtain necessary funds, the terms of such financings could limit our ability to pay cash distributions to stockholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional preferred and common equity securities may result in significant stockholder dilution and would increase the aggregate amount of cash required to make distributions to our stockholders, to the extent we are making distributions, which could have a material adverse effect on our ability to make cash distributions.

The market values of our vessels, may fluctuate significantly. If vessel value are low at a time when we are attempting to dispose of a vessel, we could incur a loss

Factors that influence vessel values include:

•	the number of newbuilding deliveries;

•	prevailing economic conditions in the markets in which drybulk or containerships operate;

•	reduced demand for drybulk or containerships, including as a result of a substantial or extended decline in world trade;

•	the number of vessels scrapped or otherwise removed from the total fleet;

•	changes in environmental and other regulations that may limit the useful life of vessels;

•	changes in global dry cargo commodity supply or sources and destinations of containerized cargoes;

•	types, sizes and age of vessels;

•	advances in efficiency, such as the introduction of remote or autonomous vessels;

•	the development of an increase in use of other modes of transportation;

•	where the ship was built and as-built specification;

•	lifetime maintenance record;

•	the cost of vessel acquisitions;

•	governmental or other regulations (including the application of any IMO rules);

•	prevailing level of charter rates;

•	the availability of financing, or lack thereof, for ordering newbuildings or for facilitating ship sale and purchase transactions;

•	general economic and market conditions affecting the shipping industry; and

•

the cost of retrofitting or modifying existing ships to respond to technological advances in vessel design or equipment, changes in applicable environmental or other regulations or standards, or otherwise.

As vessels grow older, they generally decline in value. We will review our vessels for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. We review certain indicators of potential impairment, such as undiscounted projected operating cash flows expected from the future operation of the vessels, which can be volatile for vessels employed on short-term charters or in the spot market. Our inability to dispose of a vessel at the book value would result in a loss on its sale. If the book value of a vessel is impaired due to unfavorable market conditions, or a vessel is sold at a price below its book value, we would incur a loss, which would negatively affect our financial condition and results of operations.

Although we have long-standing relationships with certain Japanese shipowners that provide us access to competitive contracts and financing, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

We have long-standing relationships with certain Japanese shipowners that give us access to financing, time and bareboat charters at favorable rates and that, in some cases, include options to purchase the vessels at favorable prices relative to the current market. We cannot assure you that we will have such relationships indefinitely. In addition, there is no assurance that Japanese shipowners will generally make contracts available on the same or substantially similar terms in the future.

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

For more information on “off-hire” see Item 4. Information on the Company B. Business Overview Off-hire.

Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

If our vessels suffer damages they may need to be repaired at a drydocking facility. The costs of drydock repairs are unpredictable and can be substantial. We may have to pay drydocking costs that insurance does not cover. The loss of earnings while these vessels are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels are damaged or drydocked at the same time. Under the terms of the Management Agreement with the Manager, the costs of drydocking repairs are not included in the daily management fee, but are be reimbursed at cost upon occurrence.

In addition, we often purchase secondhand vessels that, unlike newbuilt vessels, typically do not carry warranties as to their condition, and our vessel inspections would not normally provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stakeholders.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.

We must make substantial capital expenditures to maintain and replace, over the long term, the operating capacity of our fleet. We generally expect to finance these maintenance capital expenditures with cash balances or credit facilities. These maintenance and replacement capital expenditures include capital expenditures associated with drydocking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in the cost of our labor and materials, the cost of suitable replacement vessels, customer/market requirements, increases in the size of our fleet, the length of charters, governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment, competitive standards, and the age of our ships. In addition, we will need to make substantial capital expenditures to acquire vessels in accordance with our growth strategy. The inability to replace the vessels in our fleet upon the expiration of their useful lives could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions to our stakeholders.

Our significant maintenance and replacement capital expenditures, including without limitation the management fees paid to the Manager pursuant to the Management Agreement, to maintain and replace, over the long-term, the operating capacity of our fleet, as well as to comply with environmental and safety regulations, may reduce or eliminate the amount of cash we have available for distribution to our stakeholders.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries, as described in this report. Under economic and trade sanctions laws, governments may seek to impose modifications to, prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

Considering U.S. as well as EU sanctions and the nature of our business, there is a constant sanctions-related risk for us due to the worldwide trade of our vessels, which we seek to minimize by the implementation of our corporate Economic Sanctions Compliance Policy and Procedures and our compliance with all applicable sanctions and embargo laws and regulations. Although we intend to maintain such Economic Sanctions Compliance Policy and Procedures, there can be no assurance that we will be in compliance in the future, particularly as the scope of certain laws may be unclear and may be subject to changing interpretations, and the law may change. Moreover, despite, for example, relevant provisions in charter parties forbidding the use of our vessels in trade that would violate economic sanctions, our charterers may nevertheless violate applicable sanctions and embargo laws and regulations and those violations could in turn negatively affect our reputation and be imputed to us.

We constantly monitor developments in the U.S., the E.U. and other jurisdictions that maintain economic sanctions against Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

In addition, given our relationship with Navios Acquisition, Navios Containers and Navios Partners, we cannot give any assurance that an adverse finding against them by a governmental or legal authority or others, with respect to sanction matters or any future matter related to regulatory compliance by Navios Acquisition, Navios Containers and/or Navios Partners will not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

If any of the risks described herein materializes, it could have a material adverse impact on our business and results of operations.

For a description of the economic and trade sanctions and other compliance requirements under which we operate please see “Item 4. Information on the Company. B. Business Overview—Sanction and Compliance”

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In the ordinary course of business, we rely on information technology networks and systems to process, transmit, and store electronic information, and to manage or support a variety of business processes and activities. Additionally, we collect and store certain data, including proprietary business information and customer and employee data, and may have access to other confidential information in the ordinary course of our business. Despite our cybersecurity measures, which includes active monitoring, training, reporting and other activities designed to protect and secure our data, our information technology networks and infrastructure may be vulnerable to damage, disruptions, or shutdowns due to attack by hackers or breaches, employee error or malfeasance, data leakage, power outages, computer viruses and malware, telecommunication or utility failures, systems failures, natural disasters, or other catastrophic events. Any such events could result in legal claims or proceedings, liability or penalties under privacy or other laws, disruption in operations, and damage to our reputation, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

In addition, some of our technology networks and systems are managed by third-party service providers (including cloud-service providers) for a variety of reasons, and such providers also may have access to proprietary business information and customer and employee data, and may have access to confidential information on the conduct of our business. Like us, these third-party providers are subject to risks imposed by data breaches and disruptions to their technology infrastructure. A cyber-attack could defeat one or more of our third-party service providers’ security measures, allowing an attacker access to proprietary information from our company including our employees’, customers’ and suppliers’ data. Any such security breach or disruption to our third-party service providers could result in a disruption in operations and damage to our reputation and liability claims, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

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

We depend on the Manager to assist us in operating and expanding our business.

Pursuant to the Management Agreement entered into with the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us.

Our ability to enter into new charters and expand our customer relationships will depend largely on the Manager and its reputation and relationships in the shipping industry. If the Manager suffers material damage to its reputation or relationships, it may harm our ability to:

•	renew existing charters upon their expiration;

•	obtain new charters;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.

The Manager may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for our employees and crew and other vessel operating costs.

Our success will depend in part on our Manager’s ability to attract, hire, train and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract, hire, train and retain qualified crew members is intense. In addition, recently, the limited supply of, and increased demand for, well-qualified crew members, due to the increase in the size of global shipping fleet, has created upward pressure on crewing costs. If we are not able to increase our hire rates to compensate for any crew cost increases, our business, financial condition and results of operations may be adversely affected. Any inability we experience in the future to attract, hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

Our Chairman and Chief Executive Officer holds approximately 30.1% of our common stock and will be able to exert considerable influence over our actions.

Our Chairman and Chief Executive Officer, Ms. Angeliki Frangou, owns approximately 30.1% of the outstanding shares of our common stock directly or through her affiliates, and has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of our common stock (as of April 6, 2020, she had purchased approximately $10.0 million of the total $20.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders or deprive stockholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of the controlling stockholders may in some cases conflict with our stockholders. The interests of our principal stockholder may be different from your interests.

The loss of key members of our senior management team could disrupt the management of our business.

We believe that our success depends on the continued contributions of the members of our senior management team, including our Chairman, Chief Executive Officer and principal stockholder. The loss of the services of our Chairman and Chief Executive Officer or one of our other executive officers or senior management members could impair our ability to identify and secure new charter contracts, to maintain good customer relations and to otherwise manage our business, which could have a material adverse effect on our financial performance and our ability to compete.

Our officers, certain of our directors and stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest and conflicts in the allocation of their time to our business.

Our executive officers, certain of our directors and principal stockholders also serve as executive officers and/or directors in Navios Acquisition, Navios Partners, and Navios Containers. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. If the separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers who also provide services to Navios Acquisition, Navios Partners, Navios

Containers and their respective affiliates. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to these entities. As such, these individuals have fiduciary duties to Navios Partners, Navios Containers, and Navios Acquisition, which may cause them to pursue business strategies that disproportionately benefit Navios Partners, Navios Containers, or Navios Acquisition or which otherwise are not in our best interests or those of our stockholders. Conflicts of interest may arise between Navios Partners, Navios Containers, or Navios Acquisition, on the one hand, and us and our stockholders on the other hand. Based solely on the anticipated relative sizes of our fleet and the fleet owned by the Navios Partners, Navios Containers, and Navios Acquisition, over the next twelve months, we estimate that certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Partners, Navios Containers, Navios Acquisition and their affiliates. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Fees and cost reimbursements, which the Manager determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

A large portion of the management, staffing and administrative services that we require to operate our business are provided to us by the Manager. We pay the Manager, a commercial and technical management fee under the management agreement, as well as an administrative services fee under the Administrative Agreement.

Pursuant to a management agreement, dated August 29, 2019, the Manager provides commercial and technical management services to our vessels at fixed fees until August 29, 2021. The term of the Management Agreement expires on August 29, 2024. During the remaining years of the term of the management agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

In addition, the Manager will provide us with administrative services, pursuant to the Administrative Agreement dated August 29, 2019, expiring on August 29, 2024, and we will reimburse the Manager for all costs and expenses reasonably incurred by it in connection with the provision of those services. The exact amount of these future costs and expenses are unquantifiable at this time and they are payable regardless of our profitability.

If we desire to terminate either of these agreements before its scheduled expiration, we must pay a termination fee to the Manager as per management agreement. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions to be materially and adversely affected.

For detailed information on the amount of management fees owed under the Management Agreement, please see the section entitled, “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions– Management fees”.

Because we generate substantially all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2019, approximately 61.2% of our expenses from continuing operations were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss from continuing operations for the year ended December 31, 2019 by $1.2 million.

For example, as of December 31, 2019, the value of the U.S. dollar as compared to the Euro increased by approximately 2.0% compared with the respective value as of December 31, 2018. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions.

We are a holding company and our subsidiaries conduct all of our operations and own all of our operating assets, including our ships. We have no significant assets other than the equity interests in our subsidiaries. As a result, our ability to pay our obligations and to make distributions depends entirely on our subsidiaries and their ability to distribute funds to us. The ability of a subsidiary to make these distributions could be affected by a claim or other action by a third party, including a creditor, or by the law of their respective jurisdiction of incorporation which regulates the payment of distributions. If we are unable to obtain funds from our subsidiaries, our Board of Directors may not exercise its discretion not to declare or make distributions.

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

Because we are incorporated under the laws of the Marshall Islands and our business is operated primarily from our office in Monaco, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the U.S. Our business is operated primarily from our office in Monaco. In addition, the majority of our directors and officers are residents of non-U.S. jurisdictions, substantial portions of the assets of these persons are located outside of the United States. Thus, it may be difficult or not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. In addition, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, the Monaco and other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers.

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

Risks Relating to Our Common Stock

Our stock price may be volatile, and investors in our common stock could lose all or part of their investment.

The following factors could cause the price of our common stock in the public market to fluctuate significantly:

•	variations in our quarterly and annual operating results, and shortfalls from levels forecasted by securities analysts;

•	changes in market valuations of companies in our industry;

•	fluctuations in the seaborne transportation industry;

•	dividend distributions or lack thereof;

•	fluctuations in stock market prices and volumes;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	general economic conditions;

•	terrorist acts;

•	investors’ perceptions of us;

•	the general state of the securities markets;

•	issuance of common stock or other securities in the future;

•	the addition or departure of key personnel;

•	announcements by us or our competitors of new business or trade routes, acquisitions or mergers and strategic alliances in the shipping industry; and

•	the other factors discussed elsewhere in this Annual Report.

Securities markets worldwide are experiencing significant price and volume fluctuations. The market price for our securities may also be volatile. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our securities in spite of our operating performance. Consequently, this may prevent investors from being able to sell their common stock at or above the price an investor pays for our common stock in an offering.

The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Our securities are listed on the New York Stock Exchange (the “NYSE”), a national securities exchange. The NYSE minimum listing standards require that we meet certain requirements relating to stockholders’ equity, number of round-lot holders, market capitalization, aggregate market value of publicly held shares and distribution requirements. For example, on April 18, 2018, we were notified by the NYSE that we were no longer in compliance with the NYSE’s continued listing standards because the average closing price of our common stock over a consecutive 30 trading-day period was less than $1.00 per common share. Although we regained compliance on January 3, 2019, following a reverse split of our stock, we cannot assure you that our securities will continue to be listed on NYSE in the future. If NYSE delists our securities from trading on its exchange, we could face significant material adverse consequences, including:

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

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2019, our total debt was $1,581.8 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated. We currently have no plans or intention to pay dividends on the Series G or Series H.

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

The Depositary Shares lack a well-developed trading market. Various factors may adversely affect the price of the Depositary Shares.

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

Depositary Shares became less liquid following the Exchange Offer.

During March and April 2019, Navios Holdings exchanged cash and/or 2024 Notes for 10,930 Series H and 8,841 Series G, respectively. Following consummation of the Exchange Offer, the number of Depositary Shares that are publicly traded has been reduced and the trading market for the remaining outstanding Depositary Shares may be less liquid and market prices may fluctuate significantly depending on the volume of trading in the Depositary Shares. Therefore, holders whose Depositary Shares were not repurchased will own a greater percentage interest in the remaining outstanding Depositary Shares following consummation of the Exchange Offer. This reduced the volume of trading and make it more difficult to buy or sell significant amounts of Depositary Shares without affecting the market price. Decreased liquidity may make it more difficult for holders of Depositary Shares to sell their Depositary Shares.

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

We may redeem, at our option, all or from time to time part of the Series G or the Series H. If we redeem the Series G, holders of the Series G will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). If we redeem the Series H, holders of the Series H will be entitled to receive a redemption price equal to $2,500.00 per share (equivalent to $25.00 per Depositary Share) plus accumulated and unpaid dividends to the date of redemption (whether or not declared). Any decision we may make at any time to propose redemption of either the Series G or the Series H will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. In addition, investors might not be able to reinvest the money they receive upon redemption of the Series G or the Series H, as the case may be, in a similar security or at similar rates. We may elect to exercise our partial redemption right on multiple occasions.

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

As of December 31, 2019, we had $1,581.8 million in aggregate principal amount of debt outstanding, of which $397.5 million was unsecured.

Our substantial debt could have important consequences to holders of our common stock. Because of our substantial debt:

•

our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, vessel or other acquisitions or general corporate purposes and our ability to satisfy our obligations with respect to our debt may be impaired in the future;

•	if new debt is added to our debt levels after the vessel acquisition, the related risks that we now face would increase and we may not be able to meet all of our debt obligations;

•

a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our indebtedness, thereby reducing the funds available to us for other purposes, and there can be no assurance that our operations will generate sufficient cash flow to service this indebtedness;

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

Therefore, we and Navios Logistics will need to seek permission from our respective lenders in order to engage in some corporate and commercial actions that believe would be in the best interest of our respective business, and a denial of permission may make it difficult for us or Navios Logistics to successfully execute our business strategy or effectively compete with companies that are not similarly restricted. The interests of our and Navios Logistics’ lenders may be different from our respective interests or those of our holders of common stock, and we cannot guarantee that we, or Navios Logistics will be able to obtain the permission of lenders when needed. This may prevent us, or Navios Logistics from taking actions that are in our, our stockholders’, or Navios Logistics’ best interests. Any future debt agreements may include similar or more restrictive restrictions.

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.

Our ability and that of Navios Logistics to make scheduled payments on or to refinance our respective debt obligations will depend on our respective financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our or Navios Logistics’ control.

The principal and interest on such debt will be paid in cash. The payments under our and Navios Logistics’ debt will limit funds otherwise available for our respective working capital, capital expenditures, vessel acquisitions and other purposes. As a result of these obligations, our and Navios Logistics’ current liabilities may exceed our respective current assets. We or Navios Logistics may need to take on additional debt as we expand our respective fleets or other operations, which could increase our respective ratio of debt to equity. The need to service our respective debt may limit funds available for other purposes, and our or Navios Logistics’ inability to service debt in the future could lead to acceleration of such debt, the foreclosure on assets such as owned vessels or otherwise negatively affect us.

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

The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in foreclosure on our mortgaged vessels.

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

We are exposed to volatility in the London Interbank Offered Rate, or LIBOR, which can affect our profitability, earnings and cash flow.

The loans under our credit facilities are generally advanced at a floating rate based on LIBOR, which was volatile in prior years and has been steadily increasing in recent years. LIBOR can affect the amount of interest payable on our debt, which, in turn, could have an adverse effect on our earnings and cash flow. In addition, although in recent years LIBOR has been at relatively low levels, LIBOR increased during 2016 and may continue to rise in the future as the current low interest rate environment comes to an end.

Our financial condition could be materially adversely affected as we have not entered into interest rate hedging arrangements to hedge our exposure to the interest rates applicable to our credit facilities and may not enter into interest rate hedging arrangements for these or any other financing arrangements we may enter into in the future, including those we may enter into to finance a portion of the amounts payable with respect to newbuildings or acquisitions.

We may enter into derivative contracts to hedge our overall exposure to interest rate risk. Entering into swaps and other derivatives transactions is inherently risky and presents possibilities for incurring significant expenses. The derivatives strategies that we may employ may not be successful or effective, and we could, as a result, incur substantial additional interest and breakage costs.

Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.

Some of our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to phase out LIBOR by the end of 2021. It is unclear if at that time whether or not LIBOR will cease to exist or if new methods of calculating LIBOR will be established such that it continues to exist after 2021. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (“SOFR”). SOFR is observed and backward looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market traction as a LIBOR replacement tool remains in question. As such, the future of LIBOR at this time is uncertain. If LIBOR ceases to exist, we may need to renegotiate our credit agreements that utilize LIBOR as a factor in determining the interest rate.

In addition, lenders have recently insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

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

Furthermore, our ability to borrow against the ships in our existing fleet and any ships we may acquire in the future largely depends on the existence of time charter employment of the ship and on the value of the ships, which in turn depends in part on charter hire rates and the creditworthiness of our charterers. The actual or perceived credit quality of our charterers, any defaults by them, any decline in the market value of our fleet and a lack of long-term employment of our ships may materially affect our ability to obtain the additional capital resources that we will require to purchase additional vessels or may significantly increase our costs of obtaining such capital. Our inability to obtain additional financing or committing to financing on unattractive terms could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

We have substantial equity investments in five companies, four of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2019, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements. On February 21, 2020, Navios Logistics paid a dividend in the aggregate amount of $27.5 million, out of which the amount of $17.6 million was paid to Navios Holdings.

On June 8, 2017, Navios Maritime Containers Inc. completed a private placement in which Navios Holdings invested $5.0 million. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers were consolidated under Navios Holdings. As such, the income and losses relating to Navios Containers for the period from November 30, 2018 (date of obtaining control) to December 31, 2018 and the indebtedness and other liabilities of Navios Containers for the year ended December 31, 2018 are shown in our consolidated financial statements. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3 included elsewhere in this Annual Report, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for all the periods presented. As a result, from August 30, 2019, Navios Containers is not a controlled subsidiary of Navios Holdings and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers. As of December 31, 2019, Navios Holdings had a 3.7% ownership interest in Navios Containers and the carrying value of its investment in Navios Containers amounted to $2.7 million.

We also have substantial equity investments in two public companies that are accounted for under the equity method — Navios Acquisition and Navios Partners. As of December 31, 2019, we held 30.6% of the voting stock and 31.0% of the economic interest of Navios Acquisition and 18.5% of the equity interest in Navios Partners. As of such date, the carrying value of our investments in these two affiliated companies amounted to $55.0 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2019, we received $4.4 million in dividends from Navios Acquisition and $2.7 million dividends from Navios Partners. Furthermore, we received management and general and administrative fees from Navios Acquisition and Navios Partners, which amounted to $80.1 million and $51.1 million, respectively, for the period from January 1, 2019 to August 30, 2019, the date of sale of the management division (refer to in Note 3 included elsewhere in this Annual Report).

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and 50%, 50% and 0%, voting interests, respectively. On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As of December 31, 2019, the Company received in cash all balances relating to Navios Europe I following the liquidation of the structure. As of December 31, 2019 and subsequent to the liquidation, Navios Holdings’ portion of the Navios Term Loans I (as defined herein) relating to Navios Europe I was $0 million.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. As of December 31, 2019, Navios Holdings’ portion of the Navios Term Loans II (as defined herein) relating to Navios Europe II was $6.7 million.

Our ownership interest in Navios Logistics, Navios Containers, Navios Acquisition, Navios Partners and Navios Europe II, and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Containers, Navios Acquisition, Navios Partners and Navios Europe II as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners, Navios Europe II and Navios Containers (following the loss of control over Navios Containers’ on August 30, 2019, refer to in Note 3 included elsewhere in this Annual Report) for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) our intent and ability to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value.

As of June 30, 2019, the Company considered the decline in fair value of its investment in Navios Acquisition as “other-than-temporary” and therefore recognized a loss of $13.5 million in the accompanying consolidated statement of comprehensive (loss)/income. As of December 31, 2019, the Company did not recognize any OTTI loss relating to its investment in Navios Partners.

As of December 31, 2018, the Company considered the decline in fair value of its investment in Navios Partners as “other-than-temporary” and therefore recognized a loss of $55.5 million in the accompanying consolidated statement of comprehensive (loss)/income. As of December 31, 2018, the Company did not recognize any OTTI loss relating to its investment in Navios Acquisition.

During the year ended December 31, 2017, we did not recognize any impairment loss in earnings.

During the year ended December 31, 2016, the Company considered the decline in fair value of its investment in Navios Partners and Navios Acquisition as “other-than-temporary” and therefore, recognized a loss of $228.0 million in the accompanying consolidated statement of comprehensive (loss)/income.

Our Chairman and Chief Executive Officer holds approximately 30.1% of our common stock. Her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Should Ms. Frangou cease to hold a minimum of 20% of our common stock, or cease to be our Chief Executive Officer we will be in default under certain of our secured credit facilities.

Risks Relating to Navios Logistics

Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its grain port, including the loading and unloading operations, as well as the space in silos is exceeded, which could materially adversely affect its operations and revenues.

A significant portion of Navios Logistics’ grain port business is derived from handling and storage of soybeans and other agricultural products produced in a region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate (the “Hidrovia Region”), which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina covering the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires, mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in its dry port and cause the space in its silos to be exceeded, which in turn would affect its timely operations or its ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on its clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

Navios Logistics is subject to certain operating risks in its port terminals and its vessels that could affect the performance of its contractual commitments which could result in a loss of revenue, and which in turn could have a material adverse effect on its results of operations or financial condition.

Navios Logistics operations are subject to a number of risks affecting its port facilities. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in its loading or unloading terminals, including environmental accidents and collisions, each of which could potentially result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against Navios Logistics. Navios Logistics’ exposure to these operating risks in its port terminals may adversely affect its capacity to duly perform its contractual obligations under its take-or-pay contracts. The costs of repairing equipment, including but not limited to cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease Navios Logistics’ revenues and earnings substantially, particularly if this leads to a default under its contracts, which would materially affect its financial condition and results of operations.

Navios Logistics’ exposure to operating risks of vessel breakdown mean that if any of the vessels in its fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease its revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. Breakdowns, accidents or drydocking costs and losses relating to chartered vessels that are not covered by insurance would result in a loss of revenue from the affected vessels, which may materially adversely affect Navios Logistics’ financial condition and results of operations.

Navios Logistics depends on a few significant customers for a large part of its revenues and the loss of one or more of these customers could materially and adversely affect its revenues.

In each of Navios Logistics’ businesses, a significant part of its revenues derives from a small number of customers. Navios Logistics expects that a small number of customers will continue to generate a substantial portion of its revenues for the foreseeable future. For the year ended December 31, 2019, its largest customer, Vale International S.A. (“Vale”), accounted for 36.2% of its revenues, respectively, and its five largest customers accounted for approximately 64.2% of its revenues. For the year ended December 31, 2018, its three largest customers, Vale, Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.0%, 10.8% and 10.2% of its revenues, respectively, and its five largest customers accounted for approximately 65.4% of its revenues. For the year ended December 31, 2017, Navios Logistics’ three largest customers, Vale, YPF S.A. (“YPF”) and Axion Energy, accounted for 20.3%, 13.7% and 12.7% of its revenues, respectively, and its five largest customers accounted for approximately 61.9% of its revenues. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of its significant customers, including its large take-or-pay customers or the change of the contractual terms of any one of its most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect its financial condition and our results of operations.

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

Vale represents a significant portion of Navios Logistics’ revenue, and the fulfilment of their obligations under the in-force agreements with Navios Logistics, and Vale’s inability or unwillingness to honor these obligations could significantly reduce Navios Logistics’ revenues and cash flow.

Vale’s payments to Navios Logistics represent a significant source of Navios Logistics revenue. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay Navios Logistics contracted rates or renew contracts upon termination.

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

In addition, the ability and willingness of Vale to perform its obligations under the agreements with charter parties and the iron ore port service contract will depend upon a number of factors that are beyond Navios Logistics’ control and may include, among other things, general economic conditions, the state of the capital markets, the condition of the commodities industry and charter hire rates. Should Vale fail to honor its obligations under the agreements with Navios Logistics, Navios Logistics could sustain significant losses, which in turn could have a material adverse effect on Navios Logistics’ business, results of operations and financial condition, as well as its cash flows. Notwithstanding the foregoing, Navios Logistics’ contracts have dispute resolution clauses and protections that it may seek to enforce in such events. For example, on June 10, 2016, Navios Logistics initiated arbitration proceedings against Vale pursuant to the dispute resolution provisions of the service contract relating to the iron ore port facility in Nueva Palmira. On December 20, 2016, the arbitration tribunal ruled that the Vale port contract remains in full force and effect, and if Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract. As of the date hereof, no further claim has been made or received from Vale. Any litigation or arbitration proceeding would be costly and time consuming and may result in the deterioration of Navios Logistics’ commercial relationships with Vale.

Navios Logistics’ business can be affected by adverse weather conditions, effects of climate change and other factors beyond its control, that can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.

A significant portion of Navios Logistics’ business is derived from the transportation, handling and storage of iron ore, soybeans and other agricultural products produced in the Hidrovia region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for the services offered by Navios Logistics. This would, in turn, negatively impact its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to effectively transport cargo on the rivers. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for its services or its operations.

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

Navios Logistics’ capital expenditures during 2017, 2018 and 2019 were $46.5 million, $19.6 million and $7.9 million, respectively, mainly used to acquire and/or pay installments for among others one newbuilding estuary tanker vessel, three pushboats and to expand Navios Logistics’ port terminal operations through the construction of an iron ore port terminal facility and the development of a new upriver terminal. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures.

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

Failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of the planned Port Murtinho port terminal facility could negatively affect Navios Logistics’ business operations.

Navios Logistics is currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, Brazil for exports of agricultural commodities and imports of fertilizers and fuel products. In 2018, Navios Logistics purchased approximately 3.5 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed. A master plan for the new terminal has been developed and the licensing process has commenced. Navios Logistics expects to begin construction in 2020.

While Navios Logistics has available land in Brazil where it plans to develop the new terminal, it needs to receive the required authorizations from several governmental authorities. If these authorities deny the authorization requests, or if the existing authorizations are revoked, Navios Logistics will not be able to proceed with the construction. If Navios Logistics fails to secure commercial agreements with prospective clients to its satisfaction, it may decide to delay or not proceed with this investment. Further, there can be no assurance that the expected development of the new terminal will be completed as scheduled or without cost overrun. Even if construction is completed on a timely basis, there can be no assurance that full operation or the new terminal will commence as expected. In addition, Navios Logistics may not be able to attract a sufficient number of skilled workers to meet the needs of the new terminal. If delays in construction or commencement of the operations are experienced, increased costs or lack of skilled labor or other unforeseen events occur, its business, financial condition and results of operations could be materially adversely affected.

The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to its barges, pushboats or, vessels and/or ports may restrict the type of activities in which these barges, pushboats and, vessels and/or ports may engage and may decrease their operational efficiency and increase Navios Logistics’ costs. As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of Navios Logistics’ vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well.

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

At December 31, 2019, Navios Logistics employed 401 land-based employees and 548 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in Navios Logistics’ barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by government, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent Navios Logistics’ contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by Navios Logistics’ contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

Navios Logistics’ competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than Navios Logistics does. Accordingly, Navios Logistics may be unable to retain its current customers or to attract new customers. (See also Item 4.D. “B. Business overview – Competition – Navios Logistics”).

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

Navios Logistics periodically employs some of its fleet on a spot basis. As of December 31, 2019, 80% of its cabotage fleet and 22% of its barge fleet on a dwt tons basis was employed under time charter or COA contracts. The remaining percentage of its barge fleet and cabotage fleet were employed in the spot market. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially adversely affect its results of operations, and operating cash flow.

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

The Argentine economy has experienced significant volatility in recent years, including several periods of low or negative growth and high and variable levels of inflation and devaluation. If Argentina’s economic conditions tend to deteriorate, if inflation in Argentina accelerates further or if the measures the Argentine government has taken to attract or retain foreign investment and international financing are not effective, such events could adversely affect the country’s financial condition, economic growth and social stability and in turn could affect Navios Logistics’ business, the financial condition and results of operations of its local subsidiaries as well as the value of certain of its assets.

The government led by Alberto Fernández elected in October 27, 2019, took office on December 10, 2019. Since then, the Fernandez administration has announced and introduced significant economic and policy reforms. On December 21, 2019, the Argentine Congress approved the “Social Solidarity and Productive Reactivation Law”, which entered into force on December 23, 2019. This law declared a public emergency in economic, financial, fiscal, administrative, pension, tariff, energy, health and social matters, and introduced several tax changes in Argentina, such as income tax, personal assets tax, taxation on the purchase of foreign currency and export duties on certain services.

The Argentinean government is under negotiations with the IMF to restructure the current debts of the Argentina with the IMF. No assurances can be made on whether the debt will be restructured or not. Any failure to restructure the debt can lead to a default scenario in the country. Both the policies that could be adopted by the Argentine government and future economic, macroeconomic, regulatory, social and political circumstances in Argentina could have a material adverse effect on the business, financial condition or results of operations of its local subsidiaries.

The continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies. Inter-annual inflation recorded for the years 2018 and 2019 reached 47.6% and 53.8%, respectively. The increase in salaries and public expenditure under the new administration could have a direct influence on inflation. A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. While most of the client contracts of Navios Logistics’ Argentine subsidiary are denominated in U.S. dollars, freight under those contracts is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Navios Logistics’ Argentine subsidiary could be affected by inflation and exchange rate volatility in the future.

Fluctuations in the value of the peso could adversely affect the Argentine economy, and consequently Navios Logistics’ results of operations or financial condition.

The Argentine Peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in recent months. The peso depreciated approximately 14.3% against the U.S. dollar in 2012, 32.6% in 2013, 31.1% in 2014, 52.5% in 2015, 19.5% in 2016, 17.5% in 2017, 100% in 2018, and 56% in 2019. The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. If the Argentine peso is further significantly devalued, the Argentine economy and the business of Navios Logistics’ local subsidiary could be adversely affected. Significant variations in the comparative value of the Argentine peso to the U.S. dollar could adversely affect Navios Logistics’ local subsidiary business and results of operations.

The Argentine Central Bank has imposed restrictions on the transfer of funds outside of Argentina and other exchange controls in the past and may do so in the future, which could prevent Navios Logistics’ Argentine subsidiaries from transferring funds for the payment of the 2022 Logistics Senior Notes or the related guarantees.

Controls and restrictions may be imposed in the future, and could impair Navios Logistics local subsidiary’s ability of accessing the Argentine foreign exchange market to acquire U.S. dollars and to transfer funds generated by Navios Logistics’ Argentine operations in U.S. dollars outside Argentina to Navios Logistics for the payment of its indebtedness. As part of the foreign exchange restrictions, an Argentine financial institution may at its absolute discretion refuse to carry out a transfer of funds out of Argentina or may request a formal approval from the Argentine Central Bank before proceeding with the transfer of funds out of Argentina. The Argentine government could maintain these exchange controls, impose new controls, strengthen transfer restrictions or impose other requirements that may impair the ability of Navios Logistics’ local subsidiary to access the foreign exchange market, acquire US dollars, or transfer funds abroad of Argentina. Any or all of these actions could materially affect the ability of the local subsidiary to transfer funds abroad, and therefore affecting Navios Logistics’ ability to service its debt and satisfy its obligations. In addition, any other restrictions or requirements that may be imposed in the future, expose Navios Logistics to the risk of losses arising from fluctuations in the exchange rate of the Argentine peso.

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

During past years, the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Future expropriations, nationalizations or requisitions, as well as changes in taxation, laws, regulations or policies affecting foreign trade, investment, or others that may be adopted by the Fernandez administration could adversely affect Navios Logistics’ business, financial condition and results of operations. Although the current administration has not implemented or advocated any nationalization or expropriation measures, similar measures, such as mandatory renegotiation or modification of existing contracts, new taxation policies, changes in laws, regulations and policies affecting foreign trade, investment, among others, that may be adopted by the Argentine government in the future could adversely affect Navios Logistics’ business, financial condition and results of operations.

Risks Relating to Uruguayan Free Zone Regulation

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under an agreement with the Free Zone Division of the Uruguayan Department of Trade (“Free Zone User Agreements”) allowing them to operate in isolated public and private areas within national borders and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that Navios Logistics’ subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. However, Navios Logistics’ subsidiaries may lose all the tax benefits granted to them if they breach or fail to comply with the free trade zone contracts or framework or regulations governing free trade zones. The right of the Uruguay Department of Trade—Free Zones Division to early terminate the Free Zone User Agreement is subject to an explanation on the specific factual and legal reasons in which such decision is based. Generic decisions will not be admissible, just like not all breaches by the Free Zone User will entitle the Uruguayan Department of Trade—Free Zones Division to early terminate the Free Zone User Agreement. Such a decision must therefore be proportional to the noncompliance’s nature. Under the Free Zone

Agreement, the following are some of the causes under which the Uruguay Department of Trade—Free Zones Division may terminate the Free Zone User Agreement: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreement; material breaches the terms of the Free Zone User Agreement or the Free Zone Act No. 15,921; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreement. Should CNSA or Corporacion Navios Granos S.A. (“Granos”) lose their Free Zone User status, they will not be able to operate as free zone users and therefore to operate their terminal facilities.

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

Navios Logistics engages in regional commerce with a variety of entities. Although its operations expose Navios Logistics to certain levels of foreign currency risk, its revenues are predominantly U.S. dollar-denominated at the present. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaranies, Argentinean pesos and Brazilian reals; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2019, 2018 and 2017 approximately 53.4%, 48.6% and 60.3%, respectively, of its expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of Navios Logistics’ transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which it operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which it operates, its results of operations or financial condition could be materially adversely affected.

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2019 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

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

The Company operates a fleet of owned Capesize, Panamax, Ultra Handymax and Handysize vessels and a fleet of time chartered Capesize, Panamax, Ultra Handymax and Handysize vessels that are employed to provide worldwide transportation of bulk commodities. Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners charterers, ship and derivative brokers, agents, and financial business partners have relied on Navios Holdings’ expertise and innovation.

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

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed cash, and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for cash, and the issuance of 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2019, Navios Holdings owned 63.8% of Navios Logistics.

Affiliates (not consolidated under Navios Holdings)

Navios Partners

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C., a wholly-owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners. In August 2019, Navios GP L.L.C. ceased to be Navios Partners’ general partner.

On or prior to the closing of Navios Partners’ initial public offering in November 2007, Navios Holdings entered into certain agreements with Navios Partners: (a) a management agreement with Navios Partners pursuant to which the Manager, provided Navios Partners with commercial and technical management services; (b) an administrative services agreement with the Manager pursuant to which the Manager provided Navios Partners administrative services; and (c) an omnibus agreement with Navios Partners, governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.

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

A one-for-15 reverse stock split of all outstanding common units of Navios Partners became effective on May 21, 2019.

As of December 31, 2019 and following the sale of Navios Partners general partnership interest, referred to in Note 3 included elsewhere in this Annual Report, Navios Holdings owned an 18.5% interest in Navios Partners. Incentive distribution rights are held by Navios GP L.L.C.

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

On May 28, 2010, Navios Holdings entered into (a) a management agreement with Navios Acquisition pursuant to which Navios Tankers Management Inc. (the “Tankers Manager”) provided Navios Acquisition commercial and technical management services; (b) an administrative services agreement with the Tankers Manager pursuant to which the Tankers Manager provided Navios Acquisition administrative services and is in turn reimbursed for reasonable costs and expenses; and (c) an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s vessel acquisition, governing, among other things, competition and rights of first offer on certain types of vessels and businesses.

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

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of December 31, 2019, Navios Acquisition has repurchased its shares of common stock for a total cost of approximately $7.5 million.

On November 9, 2018, the Stockholders of Navios Acquisition approved a one-for-15 reverse stock split of all outstanding common stock shares of Navios Acquisition, which was effected on November 14, 2018.

On December 13, 2018, Navios Acquisition completed the merger (the “Merger”) contemplated by the previously announced Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 7, 2018, by and among Navios Acquisition, its direct wholly-owned subsidiary NMA Sub LLC (“Merger Sub”), Navios Maritime Midstream Partners L.P. (“Navios Midstream”) and Navios Midstream Partners GP LLC (the “NAP General Partner”). Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition.

As of December 31, 2019, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 30.6% and its economic interest was 31.0%.

Navios Containers

Navios Containers (Nasdaq: NMCI) is a growth vehicle dedicated to the container sector of the maritime industry.

On June 8, 2017, Navios Maritime Containers Inc. completed a private placement and Navios Holdings invested $5.0 million. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers were consolidated under Navios Holdings. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3 included elsewhere in this Annual Report, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for all the periods presented.

As a result, since August 30, 2019, Navios Containers is not a controlled subsidiary of Navios Holdings and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers.

On December 3, 2018, Navios Partners distributed approximately 2.5% of the outstanding equity of Navios Containers to the unitholders of Navios Partners in connection with the listing of Navios Containers on the NASDAQ. As of December 31, 2019, Navios Holdings had a 3.7% ownership interest in Navios Containers.

Navios Europe I

Navios Europe I was engaged in the marine transportation industry through the ownership of five tanker and five container vessels.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I under the laws of Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and effective from November 2014, voting interests of 50%, 50% and 0%, respectively. On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners also made available to Navios Europe I revolving loans of up to $24.1 million to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of the Navios Revolving Loans I increased by $30.0 million. On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As of December 31, 2019, the Company received in cash all balances relating to Navios Europe I following the liquidation of the structure (refer to Note 16 included elsewhere in this Annual Report).

Navios Europe II

Navios Europe II is engaged in the marine transportation industry through the ownership of seven dry bulkers and seven container vessels.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II under the laws of Marshall Islands and have economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5.0 million. On December 31, 2019, Navios Holdings had a $44.3 million receivable from Navios Europe II. The structure is expected to be liquidated during the second quarter of 2020.

B. Business overview

Introduction

Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For over 60 years, producers of raw materials, agricultural traders and exporters, industrial end-users, ship owners, charterers, ship and derivative brokers, agents, and financial business partners have relied on Navios Holdings’ expertise and innovation. In August 2019, Navios Holdings sold its ship management division, and the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20.0 million (including assumption of liabilities). See also “Item 7.B Related party transactions”.

As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners (except for the incentive distribution rights still held by the Company). The Company deconsolidated Navios Containers from August 30, 2019 onwards. Following the sale of the management division effected on August 30, 2019, Navios Holdings’ owned fleet is commercially and technically managed by NSM utilizing the same commercial ship management expertise and relationships developed in prior years. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 7.7 years, basis fully delivered fleet, consists of a total of 53 vessels, aggregating approximately 5.7 million dwt. Navios Holdings owns 35 vessels (including five vessels under bareboat contracts), consisting of 14 Capesize vessels (169,000-182,000 dwt), four modern Ultra Handymax vessels (50,000-59,000 dwt), 16 Panamax vessels (74,000-85,000 dwt) and one Handysize vessel. It also time charters-in and operates a fleet of two Ultra Handymax, one Handysize, 12 Panamax, and three Capesize vessels under long-term time charters. Navios Holdings has options to acquire 13 time chartered-in vessels (on one of which Navios Holdings holds an initial 50% purchase option) and five vessels under bareboat contracts.

Navios Holdings also offered commercial and technical management services to the fleets of Navios Partners, Navios Acquisition, Navios Europe I, Navios Europe II and Navios Containers through August 30, 2019 (the date of the sale of the management division).

Navios Holdings’ strategy and business model focuses on:

•

Pursuing an appropriate balance between vessel ownership and a long-term chartered-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, a fleet with an average age of approximately 7.7 years, basis fully delivered fleet, and 5.7 million dwt in tonnage, which, we believe, makes Navios Holdings one of the largest independent dry bulk operators in the world. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 13 time chartered vessels and five purchase options of the vessels under bareboat contracts, expected to be delivered through 2020 permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•

Capitalize on Navios Holdings’ and the Manager’s established reputation. We intend to capitalize on the global network of relationships that Navios Holdings and the Manager have developed during its long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain we believe the relationships and experience of Navios Holdings and the Manager and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Through its established reputation and relationships, Navios Holdings and the Manager have had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ and the Manager’s brand recognition, credibility and track record.

•

Utilize industry expertise to take advantage of market volatility. The dry bulk shipping market is cyclical and volatile. Navios Holdings uses its experience, as executed on its behalf by the Manager, in the industry, sensitivity to trends, and knowledge and expertise in risk management to hedge against, and in some cases, to generate profit from, such volatility.

•

Maintain customer focus and reputation for service and safety. Navios Holdings is recognized by its customers for the high quality of its service and safety record. Navios Holdings’ high standards for performance, reliability, and safety provide Navios Holdings with an advantageous competitive profile.

•

Benefit from the Manager’s Risk Management Practices and Corporate Managerial Support. Risk management requires the balancing of a number of factors in a cyclical and potentially volatile environment. In part, this requires a view of the overall health of the market, as well as an understanding of capital costs and returns. Navios Holdings actively engages in assessing financial and other risks associated with fluctuating market rates, fuel prices, credit risks, interest rates and foreign exchange rates. Navios Holdings closely monitors its credit exposure to customers and other counterparties. Navios Holdings has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Holdings. When negotiating on behalf of Navios Holdings’ various vessel employment contracts, the Manager has established policies designed to ensure that contracts are entered into with counterparties that have appropriate credit history. We believe that Navios Holdings benefits from these established policies.

•

Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our management agreement with the Manager, management fees of our vessels are fixed through August 2021. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of the Manager and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with the Manager’s safety and environmental record, will position us favorably within the drybulk transportation sector with our customers and for future business opportunities.

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

•

The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•

The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 99.4% as of December 31, 2019, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

Competitive Advantages

Controlling approximately 5.7 million dwt (excluding Navios Logistics) in dry bulk tonnage, Navios Holdings is one of the largest independent dry bulk operators in the world. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals may be brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in (or put out) large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

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

In addition to its long-standing reputation and flexible business model, management believes that Navios Holdings is well-positioned in the dry bulk market on the basis of the following factors:

•

A high-quality, modern fleet of vessels that provides a variety of operational advantages, such as higher levels of productivity, as well as a competitive advantage over owners of older fleets, especially in the time charter market, where age, fuel economy and quality of a vessel are of significant importance in competing for business;

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

•

Strong commercial and technical management team provided by the Manager who oversee every step of the technical management, from the construction of the vessels to subsequent shipping operations throughout the life of a vessel, including the superintendence of maintenance, repairs and drydocking, providing cost visibility, economies of scale, efficiency in Navios Holdings’ owned fleet operations;

•	Visibility into worldwide commodity flows through its physical shipping operations and port terminal operations in South America; and

•	An experienced management team with a strong track record and a strong brand having a well established reputation for reliability and performance.

Management intends to maintain and build on these qualitative advantages, while at the same time continuing to benefit from Navios Holdings’ reputation and the Manager’s expertise.

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings controls a core fleet of 35 owned vessels (including five bareboat-in vessels) and 18 chartered-in vessels. The average age of the fleet is 7.7 years, basis fully delivered fleet.

Owned Fleet. Navios Holdings owns and operates a fleet comprised of four modern Ultra Handymax vessels, 14 Capesize vessels, 16 Panamax vessels and one Handysize vessel.

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Star (1)	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
Navios Galileo	Panamax	2006	76,596
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Victory	Panamax	2014	77,095
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336
Dream Canary	Capesize	2015	180,528
Navios Corali (ex. Dream Coral)	Capesize	2015	181,249

(1)	Agreed to be sold.

Long-term Bareboat-in Fleet in Operation

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
Navios Herakles I	Panamax	Q3 2019	82,036	Yes
Navios Felicity I	Panamax	Q1 2020	81,946	Yes
Navios Uranus	Panamax	Q4 2019	81,516	Yes
Navios Galaxy II	Panamax	Q1 2020	81,789	Yes

Long-term Bareboat-in Fleet to be delivered

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
Navios Magellan II	Panamax	Q2 2020	81,000	Yes

Long-Term Fleet. In addition to the 35 owned vessels, Navios Holdings controls a fleet of three Capesize, 12 Panamax, two Ultra Handymax, and one Handysize vessels under long-term time charters, having an average age of approximately 4.8 years, basis fully delivered fleet.

Long-term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Venus	Ultra Handymax	2015	61,339	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Elsa S	Panamax	2015	80,954	No
Navios Amber	Panamax	2015	80,994	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Mont Blanc Hawk	Panamax	2017	81,638	No
Cassiopeia Ocean	Panamax	2018	82,069	No
Navios Gemini	Panamax	2018	81,704	No	(3)
Navios Horizon I	Panamax	2019	81,692	No	(3)
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Navios Felix	Capesize	2016	181,221	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	Navios Holdings has the right of first refusal and profit share on sale of vessel.

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

Exercise of Vessel Purchase Options

Navios Holdings has executed several purchase options comprising of seven Ultra Handymax, seven Panamax and three Capesize vessels, which were delivered on various dates from November 30, 2005 until February 2020. Navios Holdings currently has options to acquire 13 chartered-in vessels currently in operation and five bareboat-in vessels.

Navios Logistics Fleet Summary (owned)

The following is the current core fleet of Navios Logistics as presented in Navios Logistics’ 20-F filed with SEC.

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	27	95,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	34	110,187 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	332

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
Heman H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Management of Ship Operations, Administration and Safety

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, the Manager oversees the commercial and administrative management of our entire fleet and the technical management of our fleet. Pursuant to the Management Agreement and the Administrative Services Agreement, the Manager provides us with access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessel;

•	operations of the vessel;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•

Credit Risk. Navios Holdings closely monitors its credit exposure to customers and other counterparties. Navios Holdings has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Holdings. When negotiating on behalf of Navios Holdings’ various vessel employment contracts, the Manager has established policies, to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to highly collateralized, high credit quality corporations and financial institutions. Most importantly, Navios Holdings has guidelines and policies that are designed to limit the amount of credit exposure.

•

Foreign Exchange Risk. Although Navios Holdings’ revenues are U.S. dollar-based, 20.4% of its expenses from continuing operations, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales. Navios Holdings monitors its Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

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

Logistics Business Operations

Navios Logistics has a long history of operating in the Hidrovia region of South America. Navios Logistics has long-standing relationships with a diverse group of large customers. Customers of Navios Logistics include affiliates of ADM, Axion Energy, Bunge Limited, Cargill, Glencore plc, Louis Dreyfus, Petrobras, Petropar (the national oil company of Paraguay), Shell, Vale, Vitol S.A. (“Vitol”) and YPF. These long-term customer relationships arise from Navios Logistics’ reputation for reliability and high–quality service. In its grain port facilities in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for more than 21 years on average. In its liquid port facility, liquid barge transportation and cabotage business, Navios Logistics has long-term relationships with its global petroleum customers for more than 18 years on average (such as Axion Energy, Petrobras Group, YPF and Shell or their successors). In its dry barge business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts since then.

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Logistics’ number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in its trade receivables. (See also Item 3.D. “Risk Factors—Navios Logistics depends on a few significant customers for a large part of its revenues and the loss of one or more of these customers could materially and adversely affect its revenues.”).

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

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among 2,111 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 12,000 vessels, aggregating approximately 886.5 million dwt as of April 1, 2020. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 100 vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Wisdom Marine, the Fredriksen Group, Pacific Basin Shipping, China Merchants, Kawasaki Kisen, Star Bulk Carriers, Oldendorff Carriers and Mitsui O.S.K. Lines. There are about 40 owners known to have fleets of between 35 and 100 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

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

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent ship owners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which Navios Logistics’ vessels compete are highly competitive. Key competitors include the successor of Ultrapetrol Bahamas Ltd., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of Navios Logistics’ customers, including ADM, International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”) and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas.

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

Off-hire

When the vessel is “off-hire” the charterer generally is not required to pay the basic hire rate, and we are responsible for all costs. Prolonged off-hire may lead to vessel substitution or termination of the time charter. A vessel generally will be deemed off-hire if there is a loss of time due to, among other things:

•	operational deficiencies; drydocking for repairs, maintenance or inspection; equipment breakdowns; or delays due to accidents or deviations from course, crewing strikes, labor boycotts, certain vessel detentions or similar problems, occurrence of hostilities in the vessel’s flag state or in the event of piracy, a natural or man-made event of force majeure; or

•	the ship owner’s failure to maintain the vessel in compliance with its specifications and contractual standards or to provide the required crew.

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

Governmental and Other Regulations

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world’s most heavily regulated industries, as it is subject to both Governmental regulation and industry standards. The Governmental regulations to which we are subject include local and national laws, as well as international treaties and conventions, and regulations in force in jurisdictions where our vessels operate and are registered. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States and, increasingly, in Europe, the national, state, and local laws and regulations are more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators, possibly fines, penalties, delays, and detention. The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

International Conventions and Standards

The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security.

•	MARPOL

The International Convention for the Prevention of Pollution from Ships or “MARPOL” is the primary international convention governing vessel pollution prevention and response. MARPOL includes six annexes concerning operational pollution by oil, noxious liquid substances, harmful substances, sewage, garbage and air emissions. More specifically, these annexes contain regulations for the prevention of pollution by oil (Annex I), by noxious liquid substances in bulk (Annex II), by harmful substances in packaged forms within the scope of the International Maritime Dangerous Goods Code (Annex III), by sewage (Annex IV), by garbage (Annex V), and by air emissions, including sulfur oxides (“SOx”), nitrogen oxides (“NOx”), and particulate matter (Annex VI). The annexes also contain recordkeeping and inspection requirements.

Under MARPOL, all of our ships may be required to have an International Oil Pollution Prevention Certificate, an International Sewage Pollution Prevention Certificate, and an International Air Pollution Prevention Certificate issued by their flag States, as well as a Shipboard Oil Pollution Emergency Plan and a Garbage Management Plan, among others, some of which must be approved by their flag States. Certain jurisdictions have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

Annex VI has been amended and was also designed to phase in increasingly stringent limits on sulfur emissions. On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide. Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur. As of January 1, 2020, ships must operate on lower sulfur fuel oil with 0.5% sulfur content worldwide (down from previous levels of 3.5%) outside the ECAs. Using low sulfur fuel as a means of compliance may require fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

As previously noted, Annex VI allows for designation, in response to proposals from member parties, of ECAs that impose more stringent requirements for control of sulfur oxide, particulate matter, and nitrogen oxide emissions. Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx and particulates). The IMO approved, then adopted in 2017, the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which will take effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with “non-identical” engines, or install an “additional” engine. Fuel sulfur limits in ECAs are 0.1%.

Despite Annex VI’s extensive regulations, other jurisdictions have taken unilateral approaches to air emissions regulation. For example, the state of California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems. China has also established local emissions control areas. While the Chinese areas are currently consistent with international standards, certain Chinese local emissions control areas may become more stringent than international requirements in the future. Similarly, South Korea has established Port Air Quality Control Zones which will cap the sulfur content of fuel at 0.1% beginning September 1, 2020.

Additionally, Annex II to MARPOL prescribes requirements for carriage of designated noxious liquid substances (“NLS”) in bulk. NLS are separated into three categories (X, Y, and Z) depending upon the seriousness of the hazard presented. Coastal or flag States may issue civil or criminal penalties for the discharge of NLS into the sea depending on the category discharged, the location of the discharge, and the conditions of discharge. Similar fines and penalties may be issued for violations of other of MARPOL’s Annexes.

Annex III contains general requirements for the prevention of pollution by harmful substances carried by sea in packaged form. This Annex contains requirements for safe handling of packaged substances that represent a serious risk to the environment, as well as guidelines for identification of harmful substances. For example, any relevant documents, such as the ship’s manifest, must identify the substances carried, if any, aboard our vessels. Violations of this Annex may also lead to applicable fines and penalties, as with all MARPOL annexes.

•	Ballast Water

The IMO, the United States, and certain U.S. states individually have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of March 17, 2020, the BWM Convention had 81 contracting states, representing 81.83% of world gross tonnage. The United States is not party to the BWM Convention.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex 1. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. And, recently updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

•	International Conventions for Civil Liability for Oil Pollution Damage and Convention for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. An owner of a tank vessel carrying a cargo of “persistent oil,” as defined by the International Convention for Civil Liability for Oil Pollution Damage (the “CLC”), is subject to strict liability for any pollution damage caused in a contracting state by an escape or discharge from cargo or bunker tanks. There is a financial limit on this liability, which is calculated by reference to the tonnage of the ship. The right to limit liability may be lost if the spill is caused by the ship owner’s intentional or reckless conduct. Liability may also be incurred under the CLC for a bunker spill from the vessel even when she is not carrying such cargo if the spill occurs while she is in ballast. However, certain States, such as Brazil, have only ratified earlier iterations of the CLC, which have a lower liability limit, restrict the area in which the convention is applicable, and only cover spills from tankers if laden at the time of the spill. The CLC applies in over 100 jurisdictions around the world, but it does not apply in the United States, where the corresponding liability laws, such as the Oil Pollution Act of 1990 (see below), may be more stringent. Further, courts in certain States disregard some of the provisions of the CLC, which can increase our liability in certain areas of the globe.

When a tanker is carrying clean oil products that do not constitute “persistent oil” covered under the CLC, liability for any pollution damage will generally fall outside the CLC and will generally depend on domestic laws in the jurisdiction where the spillage occurs, although other international conventions may apply. The same principle applies to any pollution from the vessel in a jurisdiction which is not a party to the CLC.

For vessel operations not covered by the CLC, including all non-tanker vessels in our fleet, international liability for oil pollution may be governed by the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws. The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the CLC. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As of March 17, 2020, the Bunker Convention had 95 contracting States, representing 92.91% of the gross tonnage of the world’s merchant fleet. In non-contracting States, such as the United States, liability for such bunker oil pollution is typically determined by the national or other domestic laws in the jurisdiction in which the spillage occurs.

The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996.” The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

•	International Convention for the Safety of Life at Sea and the International Safety Management Code

Our vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended, (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS.

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry. The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS from the government of each vessel’s flag State. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag State for the vessel, under the ISM Code.

Noncompliance with the ISM Code and regulations contained in other IMO conventions may subject a shipowner to increased liability, lead to decreases in available insurance coverage for affected vessels, or result in the denial of access to, or detention in, certain ports. For example, the United States Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code may be prohibited from trading in ports in the United States and European Union. Non-compliances identified in port may lead to delays and detention. Each company’s DOC and each vessel’s SMC must be periodically renewed, and compliance must be periodically verified. The failure of a ship operator to comply with the ISM Code and IMO measures could subject such party to increased liability, decrease available insurance coverage for the affected vessels, or result in a denial of access to, or detention in, certain ports.

•	Energy Efficiency and Greenhouse Gas Reduction

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector. These energy efficiency measures took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. A major component of this GHG regime is the development of a ship energy efficiency management plan (“SEEMP”), with which vessels across the industry must comply. Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019.

•	ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the International Ship and Port Facility Security Code (“ISPS Code”), which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security

Certificate issued by their flag State.

Among the various requirements are:

•	On-board installation of automatic information systems to enhance vessel-to-vessel and vessel-to-shore communications;

•	On-board installation of ship security alert systems;

•	Development of Vessel Security Plans;

•	Appointment of a Ship Security Officer and a Company Security Officer; and

•	Compliance with flag State’s security certification requirements.

Applicable U.S. Laws

•	The Act to Prevention Pollution from Ships

The Act to Prevent Pollution from Ships (“APPS”) and corresponding U.S. Coast Guard regulations implement several MARPOL annexes in the United States. Violations of MARPOL, APPS, or the implementing regulations can result in liability for civil and/or criminal penalties. Numerous vessel owners and operators, as well as individual ship officers and shoreside technical personnel have been prosecuted for APPS violations. APPS violations also carry significant fines.

•	Clean Water Act, National Invasive Species Act, Vessel General Permit, and Vessel Incidental Discharge Act.

The Clean Water Act (“CWA”) prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes penalties for unauthorized discharges. The CWA also imposes substantial liability for the costs of removal, remediation and damages.

The United States is not a party to the BWM Convention discussed above. Instead, ballast water operations are governed by the National Invasive Species Act (“NISA”) and U.S. Coast Guard regulations mandating ballast water management practices for all vessels equipped with ballast water tanks entering U.S. waters, as well as the Vessel General Permit issued by the U.S. Environmental Protection Agency (“EPA”) under the CWA. In addition, through the CWA certification provisions that allow U.S. states to place additional conditions on EPA’s Vessel General Permit, a number of states have proposed or implemented a variety of stricter ballast water requirements including, in some states, specific treatment standards.

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management system authorized by the U.S. Coast Guard. In the near future, ballast exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar requirements.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA requires the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2022 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2024. Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of state ballast water regulations in the United States. However, the relevant standards and regulations implementing those standards are expected to take at least until the end of 2024, and it is ultimately unclear what discharge limits may apply to discharges under VIDA, as well as how certain permissible state-specific standards may be implemented.

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from vessels. This regime is set forth in the Oil Pollution Act of 1990, or “OPA.”

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for all containment and clean-up costs, as well as damages, arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after the fact. As such, responsible parties must respond to a spill immediately irrespective of fault.

OPA liability limits are periodically adjusted for inflation, and the U.S. Coast Guard issued a final rule on August 13, 2019 to reflect increases in the Consumer Price Index, which resulted in higher liability limits. With this adjustment, OPA currently limits liability of the responsible party for non-tank vessels to $1,200 per gross ton or $997,100, whichever is greater. For tankers, single-hull tank vessels over 3,000 gross tons have liability limits which are the greater of $3,700 per gross ton or $27.422 million (or $7.4788 million if the vessel is less than 3,000 gross tons). For tank vessels over 3,000 gross tons, other than a single-hull vessel, liability is limited to $2,300 per gross ton or $19.943 million (or $4.9859 million for a vessel less than 3,000 gross tons). Under OPA, these liability limits do not apply if an incident was directly caused by violation of applicable U.S. federal safety, construction or operating regulations or by a responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with oil removal activities.

Under OPA, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum liability under OPA. The Certificate of Financial Responsibility (“COFR”) program has been created by the U.S. Coast Guard to ensure that vessels carrying oil as cargo or fuel in the U.S. waters have the financial ability to pay for removal costs and damages resulting from an oil spill or threat of a spill up to their liability limits, which are based on the gross tonnage of our vessels. These limits are subject to annual increases. It is possible for our liability limits to be broken as discussed above, which could expose us to unlimited liability.

A COFR is issued in the name of the company/person financially responsible in the event of a spill or threat of a spill and this is usually the owning company or operator of the vessel. Once they have shown the capability to pay clean-up and damage costs up to the liability limits required by the OPA, and a guaranty is issued and then provided to the U.S. Coast Guard, the U.S. Coast Guard will issue a COFR. With a few limited exceptions (not applicable to Navios vessels), vessels greater than 300 gross tons and vessels of any size that are transferring oil or cargoes between vessels or shipping oil in the Exclusive Economic Zone (EEZ) are required to comply with the COFR regulations in order to operate in U.S. waters.

The guarantor used throughout the Navios fleet is SIGCO/The Shipowners Insurance and Guaranty Company. SIGCO issues the guaranty noted above and confirms that if the responsible party does not respond to an oil spill or threat of a spill, the guarantor will be called upon to provide the funds to do so. This would be a rare occurrence because any guaranty issued by SIGCO is contingent on protection and indemnity cover.

The COFR is renewed on a three-year basis whereas the COFR guaranty is renewed annually. The U.S. Coast Guard checks that a vessel has a valid COFR prior to or upon entering the U.S. waters. Some states have COFR requirements in addition to the federal requirement under OPA, which may be more stringent than the requirement under OPA.

Trading in the United States without a valid COFR may result in the vessel being detained and/or fined up to USD 47,357.00 per day or prevented from entering U.S. ports or U.S. protectorates until the COFR is in place. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

In addition to potential liability under OPA, individual states may impose their own and more stringent liability regimes with regard to oil pollution incidents occurring within their boundaries. Some states’ environmental laws impose unlimited liability for oil spills and contain more stringent financial responsibility and contingency planning requirements.

•	Comprehensive Environmental Response, Compensation and Liability Act

CERCLA contains a liability regime and provides for cleanup, removal and natural resource damages for the release of hazardous substances (other than oil) whether on land or at sea. Under U.S. law, certain petroleum products which may be carried by our fleet are not considered “oil” and thus are hazardous substances regulated by CERCLA. In some cases, CERCLA could be applicable to potential cargo spills from our vessels rather than OPA.

Under CERCLA, the owner or operator of a vessel from which there is a release or threatened release of a hazardous substance is liable for certain removal costs, other remedial action, damages due to injury of natural resources, and the costs of any required health assessment for releases that expose individuals to hazardous substances. Liability for any vessel that carries any hazardous substance as cargo or residue is limited to the greater of $300 per gross ton or $5 million. For any other vessel, the limitation is the greater of $300 per gross ton or $500,000.

These liability limits do not apply if the release resulted from willful misconduct or willful negligence within the privity or knowledge of the responsible person, or from a violation of applicable safety, construction, or operating standards or regulations within the privity or knowledge of the responsible person. In addition, the liability limits also do not apply if the responsible person fails to provide all reasonable cooperation and assistance requested by a responsible public official in connection with response activities conducted under the National Contingency Plan.

Further, any person who is liable for a release or threat of release, and who fails to provide removal or remedial action ordered by the EPA is subject to punitive damages in an amount equal to three times the costs incurred by the federal Superfund trust fund as a result of such failure to act.

•	Clean Air Act and Emissions Regulations

The Federal Clean Air Act (“CAA”) requires the EPA to develop standards applicable to emissions of volatile organic compounds and other air contaminants. Our vessels are subject to CAA vapor control and recovery standards (“VCS”) for cleaning fuel tanks and conducting other operations in regulated port areas.

Also, under the CAA, since 1990 the U.S. Coast Guard has regulated the safety of VCSs that are required under EPA and state rules. Our vessels operating in regulated port areas have installed VCSs that are compliant with EPA, state and U.S. Coast Guard requirements. The U.S. Coast Guard has adopted regulations that made its VCS requirements more compatible with new EPA and state regulations, reflected changes in VCS technology, and codified existing U.S. Coast Guard guidelines.

•	State Laws

In the United States, there is always a possibility that state law could be more stringent than federal law. Such is the case with certain state laws concerning marine environmental protection. A few examples include:

•	California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil and prohibiting exhaust gas cleaning systems.

•	California also requires the use of shore power or equivalent emissions reductions strategies for vessels at all California ports.

•

Vessel owners may in some instances incur liability on an even more stringent basis under state law in the particular state where the spillage occurred. For example, many U.S. states have unlimited liability and more stringent requirements for financial responsibility and contingency planning.

•

Most states do not have comprehensive laws relating specifically to the discharge of hazardous substances into state waters as they do for oil discharges, but many states have general water pollution prevention laws that apply to hazardous substances and other materials and others have broadly written hazardous substance cleanup laws based on CERCLA that would provide a cause of action for discharges of hazardous substances from vessels.

•	Ship Safety and Security Laws

With respect to ship safety, the requirements contained in SOLAS and the ISM Code generally have been implemented into U.S. law and are largely captured within U.S. Coast Guard regulations.

Ship security in the United States is governed primarily by the Marine Transportation Security Act of 2002 (“MTSA”). MTSA was implemented by U.S. Coast Guard regulations that imposed certain security requirements aboard vessels operating in waters subject to the jurisdiction of the United States.

Because the MTSA regulations were intended to be aligned with international maritime security standards contained in the ISPS Code, the regulations exempt non-U.S.-flag vessels from MTSA vessel security measures, provided such vessels have on board a valid International Ship Security Certificate (“ISSC”) that attests to the vessel’s compliance with SOLAS security requirements and the ISPS Code.

Applicable EU Laws

European regulations in the maritime sector are in general based on international law. However, since the Erika incident in 1999 and subsequent court decisions, the European Community has become increasingly active in the field of regulation of maritime safety and protection of the environment. It has been the driving force behind a number of amendments to MARPOL (including, for example, changes to accelerate the time-table for the phase-out of single hull tankers, and to prohibit the carriage in such tankers of heavy grades of oil), and if dissatisfied either with the extent of such amendments or with the time-table for their introduction it has been prepared to legislate on a unilateral basis.

In some instances, EU regulations may impose burdens and costs on shipowners and operators beyond the requirements under international rules and standards.

•	Liability for Pollution and Interaction between MARPOL and EU Law

The EU has implemented certain EU-specific pollution laws, most notably a 2005 directive on ship-source pollution. This directive imposes imposing criminal sanctions for pollution caused by intent or recklessness (which would be an offense under MARPOL), as well as by “serious negligence.” The directive could therefore result in criminal liability being incurred in a European port state in circumstances where it may not be incurred in other jurisdictions.

There is skepticism that the notion of “serious negligence” is likely to prove any narrower in practice than ordinary negligence. Either way, however, criminal liability for a pollution incident could result in the imposition of substantial penalties or fines and also facilitate civil liability claims for greater compensation than would otherwise have been payable.

•	Regulation of Emissions and Emissions Trading System

The EU has a ship emissions regime. This regime primarily mirrors the IMO regime, but is more stringent than IMO regulations in some respects.

In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC required implementation by individual members States through particular laws in each State by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants, starting in 2020. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx.

In February 2017, EU member States met to consider independently regulating the shipping industry under the Emissions Trading System (“ETS”), which requires certain businesses to report on carbon emissions and provides for a credit trading system for carbon allowances. On February 15, 2017, European Parliament voted in favor of a bill to include maritime shipping in the ETS by 2023 if the IMO has not promulgated a comparable system by 2021. In November 2017, the Council of Ministers, EU’s main decision-making body, agreed that Europe should act on shipping emissions from 2023 if the IMO fails to deliver effective global measures.

•	Ship Recycling and Waste Shipment Regulations

On December 31, 2018, EU-flagged vessels became subject to Regulation (EU) No. 1257/2013 of the European Parliament and of the Council of 20 November 2013 on ship recycling (the “EU Ship Recycling Regulation” or “ESRR”) and exempt from Regulation (EC) No. 1013/2006 of the European Parliament and of the Council of 14 June 2006 on shipments of waste (the “European Waste Shipment Regulation” or “EWSR”), which had previously governed their disposal and recycling. The EWSR continues to be applicable to Non-European Union Member State-flagged (“non-EU-flagged”) vessels.

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). Additionally, shipowners will need to carry a certified Inventory of Hazardous Materials (“IHM”) on board their vessels. The IHM Part shall be properly maintained and updated throughout the operational life of the ship, reflecting new installations containing any hazardous materials. As of December 31, 2019, 33 of our EU-flagged vessels met this tonnage specification. The European List presently includes six facilities in Turkey, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third party Dutch shipowner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances in which we sell older ships to cash buyers.

Laws and International Standards to Stem Climate Change and Reduce Greenhouse Gas Emissions

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (the “UNFCCC”) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of certain gases, generally referred to as GHGs, which are suspected of contributing to global warming. Currently, the GHG emissions from international shipping do not come under the Kyoto Protocol.

Some attention has been paid to GHGs in Europe. On June 28, 2013, the European Commission (“EC”) adopted a communication setting out a strategy for progressively including GHG emissions from maritime transport in the EU’s policy for reducing its overall GHG emissions. The first step proposed by the EC was an EU Regulation to an EU-wide system for the monitoring, reporting and verification of carbon dioxide emissions from large ships starting in 2018. The Regulation was adopted on April 29, 2015 and took effect on July 1, 2015, with monitoring, reporting and verification requirements beginning on January 1, 2018. This Regulation appears to be indicative of an intent to maintain pressure on the international negotiating process. The EC also adopted an Implementing Regulation, which entered into force in November 2016, setting templates for monitoring plans, emissions reports and compliance documents pursuant to Regulation 2015/757.

There are varying approaches on whether to add additional regulations on GHG emissions in the United States, which has withdrawn from international commitments relating to GHG regulation. However, the Transportation Committee of the U.S. House of Representatives recently held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. Further, legislation has been introduced in the U.S. Congress which would require emissions reductions of 80% below the 2005 emissions level. The bill would also require each U.S. state to develop its own Strategic Action Plan for reducing greenhouse gas emissions. Although this bill is not likely to become law, the bill targets the transportation sector and indicates interest in certain sectors of the U.S. government to regulate GHG.

In addition, the IMO has developed and intends to continue developing limits on emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s current strategy encompasses a reduction in total GHG emissions from international shipping. The IMO’s goal is to reduce the total annual GHG emissions by at least 50% by 2050 compared to 2008, while, at the same time, pursuing efforts towards phasing them out entirely.

In 2018, IMO’s call to action on GHGs was met with industry pushback in many countries. Despite this, work on GHG continues at the IMO. Specifically, there will be an intersessional meeting on Reduction of GHG Emissions from Ships in 2020. Among other agenda items, this meeting will consider further concrete proposals to improve the operational energy efficiency of existing ships, with a view to developing draft amendments to Chapter 4 of MARPOL Annex VI.

Classification, Inspection and Maintenance

Every seagoing vessel must be inspected and approved by a classification society in order to be flagged in a specific country, obtain liability insurance, and legally operate. The classification society certifies that the vessel is “in class,” signifying that the vessel has been built and maintained in accordance with the rules of the classification society and complies with applicable rules and regulations of the vessel’s country of registry and the international conventions to which that country is a party. In addition, where surveys are required by international conventions and corresponding laws and ordinances of a flag state, the classification society will often undertake them on application or by official order, acting on behalf of the authorities concerned.

The classification society also undertakes, on request, other surveys and checks that are required by regulations and requirements of the flag state or port authority. These surveys are subject to agreements made in each individual case or to the regulations of the country concerned. For maintenance of the class, regular and extraordinary surveys of hull, machinery (including the electrical plant) and any special equipment classed are required to be performed subject to statutory requirements mandated by SOLAS as follows:

•

Annual Surveys: For ocean-going ships, annual surveys are conducted for the hull and the machinery (including the electrical plant) and, where applicable, for special equipment classed, at intervals of 12 months from the date of commencement of the class period indicated in the certificate.

•

Intermediate Surveys: Extended annual surveys are referred to as intermediate surveys and typically are conducted two and a half years after commissioning and each class renewal. Intermediate surveys may be carried out on the occasion of the second or third annual survey.

•

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey under certain conditions. Substantial funds may have to be expened for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

Sanction and Compliance

We constantly monitor developments in the U.S., the EU and other jurisdictions that maintain economic sanctions against

Iran, Russian entities, Venezuela, other countries, and other sanctions targets, including developments in implementation and enforcement of such sanctions programs. Expansion of sanctions programs, embargoes and other restrictions in the future (including additional designations of countries and persons subject to sanctions), or modifications in how existing sanctions are interpreted or enforced, could prevent our vessels from calling in ports in sanctioned countries or could limit their cargoes.

Iran Sanctions

Prior to January 2016, the scope of sanctions imposed against Iran, the government of Iran and persons engaging in certain activities or doing certain business with and relating to Iran was expanded by a number of jurisdictions, including the U.S., the EU and Canada. In 2010, the U.S. enacted the Comprehensive Iran Sanctions Accountability and Divestment Act (“CISADA”), which expanded the scope of the former Iran Sanctions Act. The scope of U.S. sanctions against Iran were expanded subsequent to CISADA by, among other U.S. laws, the National Defense Authorization Act of 2012 (the “2012 NDAA”), the Iran Threat Reduction and Syria Human Rights Act of 2012 (“ITRA”), and the Iran Freedom and Counter-Proliferation Act of 2012 (“IFCA”).The foregoing laws, among other things, expanded the application of prohibitions to non-U.S. companies such as our company and to transactions with no U.S. nexus, and introduced limits on the ability of non-U.S. companies and other non-U.S. persons to do business or trade with Iran when such activities relate to specific activities such as investment in Iran, the supply or export of refined petroleum or refined petroleum products to Iran, the supply and delivery of goods to Iran which could enhance Iran’s petroleum or energy sectors, and the transportation of crude oil from Iran to countries which do not enjoy Iran crude oil sanctions waivers (Navios Acquisition’s tankers called in Iran but did not engage in the prohibited activities specifically identified by these sanctions).

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

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government re-imposed the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

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

In two Executive Orders issued in 2019, U.S. secondary sanctions against Iran were expanded to include the Iron, Steel, Aluminum, and Copper Sectors of Iran. The new, additional sanctions, which are pursuant to an Executive Order issued on January 10, 2020, may be imposed against any individual owning, operating, trading with, or assisting sectors of the Iranian economy including construction, manufacturing, textiles, and mining. As a result, trade with Iran in almost all industry sectors is now off limits for U.S. as well as non-U.S. persons, except for trade in medicine/medical items and food and agricultural commodities.

The new sanctions imposed in 2020 also authorize the imposition of sanctions on a foreign financial institution upon a determination that the foreign financial institution has, on or after January 10, 2020, knowingly conducted or facilitated any significant financial transaction: i) for the sale, supply, or transfer to or from Iran of significant goods or services used in connection with a prohibited sector of the Iranian economy, or (ii) for or on behalf of any person whose property and interests in property are blocked.

U.S. Iran sanctions also prohibit U.S. as well as non-U.S. persons from engaging in significant transactions with any individual or entity that the U.S. Government has designated as an Iran sanctions target.

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

Russia/Ukraine Sanctions

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

With respect to Russia, the U.S. has also taken a number of steps toward implementing aspects of the Countering America’s Adversaries Through Sanctions Act (“CAATSA”), a major piece of sanctions legislation.

Under CAATSA, the U.S. may impose secondary sanctions relating to Russia’s energy export pipelines and investments in special Russian crude oil projects. CAATSA has a provision that requires the U.S. President to sanction persons who knowingly engage in significant transactions with parties affiliated with Russia’s defense and intelligence sectors.

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil rom PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

EU sanctions against Venezuela are primarily governed by EU Council Regulation 2017/2063 of 13 November 2017 concerning restrictive measures in view of the situation in Venezuela. This includes financial sanctions and restrictions on listed persons and an, arms embargo, and related prohibitions and restrictions including restrictions related to internal repression.

U.S. Executive Orders

The following Executive Orders govern the U.S. sanctions with respect to Venezuela:

13884—Blocking Property of the Government of Venezuela—(August 5, 2019)

13857—Taking Additional Steps to Address the National Emergency With Respect to Venezuela (January 25, 2019)

13850—Blocking Property of Additional Persons Contributing to the Situation in Venezuela (November 1, 2018)

13835—Prohibiting Certain Additional Transactions with Respect to Venezuela (May 21, 2018)

13827—Taking Additional Steps to Address the Situation in Venezuela (March 19, 2018) – prohibits all transactions related to, provision of financing for, and other dealings in, by a U.S. person or within the U.S., in any digital currency, digital coin, or digital token, (the Petro) that was issued by, for, or on behalf of the Government of Venezuela on or after January 9, 2018.

13808—Imposing Additional Sanctions with Respect to the Situation in Venezuela (August 24, 2017) – This executive Order prohibits transactions involving, dealings in, and the provision of financing for (by (U.S. persons) of:

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

13692-Blocking Property and Suspending Entry of Certain Persons Contributing to the Situation in Venezuela (March 8, 2015) – blocks designated Venezuelan government officials.

Other U.S. Economic Sanctions Targets

In addition to Iran and certain Russian entities and individuals, as indicated above, the U.S. maintains comprehensive economic sanctions against Syria, Cuba, North Korea, and sanctions against entities and individuals (such as entities and individuals in the foregoing targeted countries, designated terrorists, narcotics traffickers) whose names appear on the List of SDNs and Blocked Persons maintained by the U.S. Treasury Department (collectively, the “Sanctions Targets”). We are subject to the prohibitions of these sanctions to the extent that any transaction or activity we engage in involves Sanctions Targets and a U.S. person or otherwise has a nexus to the U.S.

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

Navios Holdings seeks to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Navios Holdings’ vessel control strategies include seeking the appropriate mix of owned vessels, long- and short-term chartered-in vessels, coupled with purchase options, when available, and spot charters. Navios Holdings has from time to time entered into COAs, which gives Navios Holdings, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination.

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

Refer to “Item 8. Financial Information” in “Legal Proceedings”.

Crewing and Shore Employees

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement. The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Navios Logistics crews its fleet with Argentinean, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew. Following the sale of the management division, Navios Holdings does not employ any staff. Navios Logistics employs 23 employees in the Asuncion, Paraguay office, 46 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 216 employees at the port facility in Nueva Palmira, Uruguay and 11 employees in the Corumba, Brazil office.

Facilities

Navios Holdings and its affiliates leased through August 30, 2019 various properties in Greece, Belgium, New York and Monaco. Following the sale of the management division, as of August 30, 2019, Navios Holdings has no office lease obligations other than the office space in Monaco pursuant to a lease that expires in June 2023.

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

•

On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.

•

On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in 2015, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.

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

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per new contract dated June 28, 2019, the lease agreement expires on June 30, 2021.

•

Compania Naviera Horamar S.A. leases approximately 1,370 square meters of office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021. As per an addendum dated November 21, 2019, CNH has agreed to lease nine additional parking spaces and one storage until expiration date.

•

Merco Par S.A.C.I. leases approximately 655 square meters of office space at Avenida Aviadores del Chaco No 1.669 corner San Martín, Asuncion, Paraguay, pursuant to a lease agreement that expires in October 2023.

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

Docas Fluvial de Porto Murtinho Ltda. owns plots of land in Porto Murtinho, Brazil. This land is approximately 58,876 square meters and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has acquired a new plot of land in Porto Murtinho of approximately 2.5 acres.

C. Organizational structure

Navios Holdings maintains its head offices in Monaco. Navios Logistics maintains offices in Montevideo—Uruguay, Buenos Aires—Argentina, Asuncion—Paraguay, and Corumba—Brazil. Navios Logistics conducts the commercial and technical management of its vessels, barges and pushboats through its wholly-owned subsidiaries. Navios Logistics holds the rights to operate the ports and transfer facilities in Nueva Palmira indirectly through its Uruguayan subsidiary, CNSA, and Granos and owns the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

As of December 31, 2019, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which is 63.8% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure for each of the periods presented.

Subsidiaries included in the consolidation:

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2019	2018	2017
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 -12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 -12/31	1/1 - 12/31
Navios Maritime Containers L.P.	Holding Company	3.7%	Marshall Is.	1/1 - 8/29	11/30 -12/31	—
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 8/29	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2019	2018	2017
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 - 8/29	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 8/29	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rondine Management Corp.	Vessel Owning Company	100%	Marshall Is.	3/22 - 12/31	—	—
Vernazza Shiptrade Inc.	Operating Company	100%	Marshall Is.	9/25 - 12/31	—	—
Navios Corporation Management Inc.	Operating Company	100%	Marshall Is.	7/4 - 8/29	—	—
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2019	2018	2017
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 8/30	1/1 - 12/31
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 8/30	1/1 - 12/31
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2019	2018	2017
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/3 - 12/31
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	12/15 - 12/31
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/12 - 12/31	—
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/15 - 12/31	—
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	2/13 - 12/31	—
Navios Maritime Containers GP LLC	Operating Company	100%	Marshall Is.	1/1 - 8/29	9/11 - 12/31	—
Navios Containers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 8/29	1/1 - 12/31	—
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	11/7 - 12/31	—
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	12/4 - 12/31	—
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	10/11 - 12/31	—

Affiliates included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2019 was 18.5%); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2019 was 31.0%); (iii) Navios Europe I and its subsidiaries (economic interest through liquidation in December 2019 was 47.5%); (iv) Navios Europe II and its subsidiaries (economic interest as of December 31, 2019 was 47.5%); (v) Navios Containers and its subsidiaries (economic interest as of November 30, 2018, date of obtaining control, and from August 30, 2019, date of loss of control and as of December 31, 2019 was 3.7%); and (vi) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of December 6, 2018, date of the sale of investment, was 35.0%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2019, 2018 and 2017. Navios Holdings’ financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

Overview

Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. Following the sale of the management division effected on August 30, 2019, Navios Holdings’ owned fleet is commercially and technically managed by NSM (refer to “Related Party Transactions”).

Navios Logistics, a consolidated subsidiary of Navios Holdings, is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America, serving its customers in the Hidrovia region through three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral-related exports and the other for refined petroleum products. Navios Logistics complements its three port terminals with a diverse fleet of 332 barges and pushboats and eight vessels, including six oceangoing tankers, one bunker vessel and one river and estuary tanker which operate in its cabotage business. Navios Holdings currently owns 63.8% of Navios Logistics.

Navios Containers (NASDAQ: NMCI), a consolidated subsidiary of the Company since November 30, 2018 (date of obtaining control) through August 30, 2019 (date of loss of control) is a growth-oriented international owner and operator of containerships. Navios Containers was formed in April 2017 to take advantage of acquisition and chartering opportunities in the container shipping sector. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3 included elsewhere in this Annual Report, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. As a result, from August 30, 2019, Navios Containers is not a controlled subsidiary of the Company and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers. As of December 31, 2019, Navios Holdings had a 3.7% ownership interest in Navios Containers.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners. Navios Partners is an affiliate and not consolidated under Navios Holdings. As of December 31, 2019 and following the sale of Navios Partners’ general partnership interest, except for the incentive distribution rights (see also Note 3 included elsewhere in this Annual Report), Navios Holdings owned an 18.5% interest in Navios Partners.

On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings.

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. As of December 31, 2019, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 30.6% and its economic interest was 31.0%.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively and effective November 2014 voting interests of 50%, 50% and 0%, respectively through its liquidation in December 2019.

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

Generally, this chartering policy may have the effect of generating Time Charter Equivalents (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding vessels, which are utilized to serve voyage charters or COAs) was $13,531 per day for the year ended December 31, 2019. The average long-

term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Navios Holdings holds 13 purchase options to acquire chartered- in vessels, and five purchase options to acquire vessels under bareboat contracts, expected to be delivered through 2020.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage (through the contracts provided by NSM) of its owned vessels and long-term chartered fleet will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics owns and operates vessels, barges and pushboats located mainly in Argentina, the largest independent bulk transfer and storage port facility in Uruguay, an upriver liquid port facility located in Paraguay and an upriver grain facility being developed in Brazil. Operating results for Navios Logistics are highly correlated to: (i) South American grain production and export, in particular Argentinean, Brazilian, Paraguayan, Uruguayan and Bolivian production and export; (ii) South American iron ore production and export, mainly from Brazil; and (iii) sales (and logistic services) of petroleum products in the Argentine and Paraguayan markets. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Fleet

The following is the current “core fleet” employment profile. The current “core fleet” of Navios Holdings consists of 53 vessels totaling 5.7 million deadweight tons and has an average age of 7.7 years, assuming basis delivered fleet. The employment profile of the fleet as of April 13, 2020 is reflected in the tables below. Navios Holdings has currently chartered-out 84.6% of available days for 2020, out of which 40.2% on fixed rate and 44.4% on index. Although the fees as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us. Additionally, the level of these fees would decrease depending on the vessels’ off-hire days to perform periodic maintenance.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Serenity	Handysize	2011	34,690	8,550	No	07/2020
Navios Astra	Ultra Handymax	2006	53,468	8,598	No	11/2020
Navios Ulysses	Ultra Handymax	2007	55,728	6,426 —	No 100% of average Baltic Supramax 58 10 TC Index Routes	04/2020 11/2020
Navios Celestial	Ultra Handymax	2009	58,063	7,104 —	No 100% of average Baltic Supramax 58 10 TC Index Routes	04/2020 11/2020
Navios Vega	Ultra Handymax	2009	58,792	6,426 —	No 100% of average Baltic Supramax 58 10 TC Index Routes	04/2020 12/2020
Navios Star (3)	Panamax	2002	76,662	5,585 —	No 99% of average Baltic Panamax Index 4TC Routes	04/2020 05/2020

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Northern Star	Panamax	2005	75,395	5,922 —	No 100% of average Baltic Panamax Index 4TC Routes	04/2020 03/2022
Navios Amitie	Panamax	2005	75,395	10,395 —	No 100% of average Baltic Panamax Index 4TC Routes	12/2020 12/2021
Navios Taurus	Panamax	2005	76,596	5,691 —	No 100% of average Baltic Panamax Index 4TC Routes	04/2020 07/2021
Navios Asteriks	Panamax	2005	76,801	9,625 —	No 100% of average Baltic Panamax Index 4TC Routes	12/2020 12/2021
N Amalthia	Panamax	2006	75,318	10,395 —	No 100% of average Baltic Panamax Index 4TC Routes	12/2020 01/2022
Navios Galileo	Panamax	2006	76,596	5,691 —	No 100% of average Baltic Panamax Index 4TC Routes	04/2020 01/2022
N Bonanza	Panamax	2006	76,596	9,769 —	No 100% of average Baltic Panamax Index 4TC Routes	12/2020 12/2021
Navios Avior	Panamax	2012	81,355	5,828 —	No 110% of average Baltic Panamax Index 4TC Routes	04/2020 11/2022
Navios Centaurus	Panamax	2012	81,472	5,463	No	05/2020
Navios Victory	Panamax	2014	77,095	6,633 —	No 112% of average Baltic Panamax Index 4TC Routes	04/2020 01/2021
Navios Stellar	Capesize	2009	169,001	—	99% of average Baltic Capesize 5TC Index Routes	03/2021
Navios Bonavis	Capesize	2009	180,022	5,227 —	No 102.5% Weighted Average Baltic Capesize 5TC Index Routes	04/2020 10/2020
Navios Happiness	Capesize	2009	180,022	4,444 —	No 106% Weighted Average Baltic Capesize 5TC Index Routes	04/2020 03/2021

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Phoenix	Capesize	2009	180,242	4,978 —	No 108% to 109.75% Weighted Average Baltic Capesize 5TC Index Routes	04/2020 03/2021
Navios Lumen	Capesize	2009	180,661	—	Spot	—
Navios Antares	Capesize	2010	169,059	—	99% of average Baltic Capesize 5TC Index Routes	03/2021
Navios Etoile	Capesize	2010	179,234	—	100.25% Weighted Average Baltic Capesize 5TC Index Routes	04/2020
Navios Bonheur	Capesize	2010	179,259	4,261 —	No 100.5% Weighted Average Baltic Capesize 5TC Index Routes	04/2020 09/2020
Navios Altamira	Capesize	2011	179,165	—	100% of average Baltic Capesize 5TC Index Routes	03/2021
Navios Azimuth	Capesize	2011	179,169	—	Spot	—
Navios Ray	Capesize	2012	179,515	4,305 —	No 107% Weighted Average Baltic Capesize 5TC Index Routes	04/2020 08/2020
Navios Gem	Capesize	2014	181,336	6,066 —	No 125% Weighted Average Baltic Capesize 5TC Index Routes	04/2020 02/2021
Dream Canary	Capesize	2015	180,528	4,190 —	No 120% Weighted Average Baltic Capesize 5TC Index Routes	04/2020 12/2020
Navios Corali	Capesize	2015	181,249	—	122% Weighted Average Baltic Capesize 5TC Index Routes	10/2020

Long-term Bareboat-in Fleet in Operation

Vessels	Type	Built	DWT	Charter- out Rate (1)	Purchase Option	Index	Expiration Date (2)
Navios Herakles I	Panamax	2019	82,036	14,245 —	Yes	No 125% of average Baltic Panamax Index 4TC Routes	09/2020 07/2021
Navios Uranus	Panamax	2019	81,821	12,621	Yes	No	09/2022
Navios Galaxy II	Panamax	2020	81,789	— —	Yes	130.5% of average Baltic Panamax Index 4TC Routes 125% of average Baltic Panamax Index 4TC Routes	03/2021 01/2023
Navios Felicity I	Panamax	2020	81,946	8,108 —	Yes	No 125% of average Baltic Panamax Index 4TC Routes	04/2020 09/2021

Long-term Bareboat-in Fleet to be delivered

	Type	Delivery Date	DWT	Purchase Option(4))	Expiration Date
Navios Magellan II	Panamax	Q2 2020	81,000	Yes	Q1 2030

Long-term Chartered-in Vessels

The average daily charter-in rate for the active long-term charter-in vessels (excluding vessels which are utilized to fulfil COAs) for 2020 is estimated at $13,459/day. We estimate the days of the long-term charter-in vessels (excluding vessels which are utilized to fulfill COAs) for 2020 are 7,760 days.

Vessels	Type	Built	DWT	Purchase Option(4)		Charter-out Rate(1)		Expiration Date(2)
Navios Lyra	Handysize	2012	34,718	Yes	(5)	7,838		05/2020
Navios Mercury	Ultra Handymax	2013	61,393	Yes		—	(6)	05/2020
Navios Venus	Ultra Handymax	2015	61,339	Yes		—	(7)	11/2020
Navios Marco Polo	Panamax	2011	80,647	Yes		—	(8)	08/2020
Navios Southern Star	Panamax	2013	82,224	Yes		—	(9)	11/2020
Elsa S	Panamax	2015	80,954	No		—	(10)	01/2021
Navios Amber	Panamax	2015	80,994	Yes		—	(10)	03/2021
Navios Sky	Panamax	2015	82,056	Yes		—	(11)	05/2021
Navios Coral	Panamax	2016	84,904	Yes		7,660 —	(12)	04/2020 09/2020
Navios Citrine	Panamax	2017	81,626	Yes		8,585 —	(13)(12)	04/2020 12/2020
Navios Dolphin	Panamax	2017	81,630	Yes		6,741 —	(13)(12)	04/2020 11/2020
Mont Blanc Hawk	Panamax	2017	81,638	No		—	(10)	04/2021
Cassiopeia Ocean	Panamax	2018	82,069	No		—	(10)	07/2021
Navios Gemini	Panamax	2018	81,704	No	(17)	14,393		09/2020

Vessels	Type	Built	DWT	Purchase Option(4)		Charter-out Rate(1)		Expiration Date(2)
Navios Horizon I	Panamax	2019	81,692	No	(17)	7,357 —	(12)	04/2020 09/2021
Navios Koyo	Capesize	2011	181,415	Yes		—	(15)	02/2021
Navios Obeliks	Capesize	2012	181,415	Yes		—	(16)	06/2020
Navios Felix	Capesize	2016	181,221	Yes		—	(14)	05/2020

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period.
(3)	Agreed to be sold. Expected delivery to new owners within the second quarter of 2020.
(4)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(5)	Navios Holdings holds the initial 50% purchase option on the vessel.
(6)	110% to 112% of average Baltic Supramax 58 10TC Index Routes.
(7)	110% of average Baltic Supramax 58 10TC Index Routes.
(8)	112% of average Baltic Panamax 4TC Index Routes.
(9)	133.75% of average Baltic Panamax 4TC Index Routes.
(10)	115% of average Baltic Panamax 4TC Index Routes.
(11)	113% of average Baltic Panamax 4TC Index Routes.
(12)	120% of average Baltic Panamax 4TC Index Routes.
(13)	134% of average Baltic Panamax 4TC Index Routes.
(14)	118% of average Baltic Capesize 5TC Index Routes.
(15)	112% of average Baltic Capesize 5TC Index Routes.
(16)	108.5% of average Baltic Capesize 5TC Index Routes.
(17)	Navios Holdings has the right of first refusal and profit sharing on sale of vessel.

Navios Logistics’ Fleet

Navios Logistics’ fleet consists of six oceangoing product tanker vessels, one bunker vessel and one river and estuary product tanker. The table below reflects its cabotage tanker fleet as presented in Navios Logistics’ 20-F filed with SEC.

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration	Expiration Date of License
Malva H	Product Tanker	2008	8,974	January 20, 2020	18 months	N/A
Estefania H	Product Tanker	2008	12,000	October 01, 2019	12 months	February 22, 2020
Makenita H	Product Tanker	2009	17,508	February 16, 2019	36 months	June 26, 2022
Sara H	Product Tanker	2009	9,000	January 10, 2020	24 months	June 30, 2022
Ferni H	Product Tanker	2010	16,871	August 29, 2018	24 months	August 3, 2022
San San H	Product Tanker	2010	16,871	February 01, 2020	12 months	May 31, 2023
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months	August 17, 2022
Heman H	Bunker Vessel	2012	1,693	April 1, 2019	24 months	October 6, 2020

Recent Developments

Fleet Update

In March 2020, the Company acquired from an unrelated third party, a previously chartered-in vessel, the Navios Corali, a 2015-built Capesize vessel of 181,249 dwt, for an acquisition price of $36.6 million, which was paid in cash. The acquisition was financed through a sale and leaseback transaction with an unrelated third party.

In March 2020, the Company took delivery of the Navios Galaxy II, a newbuilt bareboat chartered-in Panamax of 81,789 dwt.

In February 2020, the Company sold to an unrelated third party the Navios Kypros, a 2003-built Ultra Handymax vessel of 55,222 dwt, for a sale price of approximately $9.1 million, including insurance proceeds covering unrepaired damages plus expenses (subject to applicable deductibles and other customary limitations). The loss due to sale is expected to be approximately $5.6 million.

In February 2020, the Company agreed to sell to an unrelated third party the Navios Star, a 2002-built Panamax vessel of 76,662 dwt, for a sale price of approximately $6.5 million. The vessel is expected to be delivered to the buyers in the second quarter of 2020. The loss due to sale is expected to be approximately $5.7 million.

In January 2020, the Company acquired from an unrelated third party, a previously chartered-in vessel, the Dream Canary, a 2015-built Capesize vessel of 180,528 dwt, for an acquisition price of $34.9 million, which was paid in cash. The acquisition was financed through a sale and leaseback transaction with an unrelated third party.

In January 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Hios, a 2003-built Ultra Handymax vessel of 55,180 dwt, for a net sale price of $7.5 million, paid in cash.

In January 2020, the Company took delivery of the Navios Felicity I, a newbuilt bareboat chartered-in Panamax of 81,946 dwt.

A. Operating Results

Factors Affecting Navios Holdings’ Results of Operations:

Navios Holdings believes that the important measures for analyzing trends in its results of operations include the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long and short-term chartered-in vessels and controls approximately 5.7 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

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

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charters, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry Bulk Vessel Operations and the Logistics Business, following the reclassification of the results of Navios Containers as discontinued operations (see also Note 3 included elsewhere in this Annual Report). The Containers Business had been a reportable segment, as a result of the consolidation of Navios Containers since November 30, 2018 (date of obtaining control). The Dry Bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels and freight. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia region of South America. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 19 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2019 compared to the year ended December 31, 2018

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2019 and 2018, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2019 and 2018.

(In thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$482,449	$505,686
Administrative fee revenue from affiliates	16,991	28,393
Time charter, voyage and logistics business expenses	(177,216)	(205,787)
Direct vessel expenses	(101,467)	(96,261)
General and administrative expenses incurred on behalf of affiliates	(16,991)	(28,393)
General and administrative expenses	(36,194)	(26,640)
Depreciation and amortization	(81,723)	(99,779)
Provision for losses on accounts receivable	(999)	(575)
Interest income	10,662	8,748
Interest expense and finance cost	(133,479)	(137,916)
Impairment loss/ loss on sale of vessels, net	(156,106)	(200,657)
Gain on bond and debt extinguishment	47,430	6,464
Gain on sale of assets	—	28
Gain on sale of business	9,802	—
(Loss on loss of control)/Bargain gain upon obtaining control	(61,741)	58,313
Other income	44,750	14,500
Other expense	(15,842)	(13,290)

Loss before equity in net earnings of affiliated companies	$(169,674)	$(187,166)

Equity in net losses of affiliated companies	(9,185)	(80,205)

Loss before taxes	$(178,859)	$(267,371)

Income tax (expense)/benefit	(1,475)	1,108

Net loss from continuing operations	$(180,334)	$(266,263)

Net (loss)/income from discontinued operations	(4,118)	752

Net loss	$(184,452)	$(265,511)

Less: Net income attributable to the noncontrolling interest	(7,658)	(3,207)

Net loss attributable to Navios Holdings common stockholders	$(192,110)	$(268,718)

Set forth below are selected historical and statistical data for the dry bulk vessel operations segment for each of the years ended December 31, 2019 and 2018 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2019	2018
FLEET DATA
Available days	19,738	22,938
Operating days	19,613	22,855
Fleet utilization	99.4%	99.6%
Equivalent vessels	54	63
AVERAGE DAILY RESULTS
TCE	$12,519	$12,534

During the year ended December 31, 2019, there were 3,200 less available days as compared to 2018, mainly due to (i) a decrease in available days for owned vessels by 1,632 days following the sale of Navios Meridian, Navios Equator Prosper, Navios Vector, Navios Mercator, Navios Arc, Navios Primavera, Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles and Navios Herakles; and (ii) a decrease in long-term charter-in fleet available days by 1,568 days.

The average TCE rate for the year ended December 31, 2019 was $12,519 per day, $15 per day lower than the rate achieved in 2018.

Revenue: Revenue from dry bulk vessel operations for the year ended December 31, 2019 was $254.2 million as compared to $298.1 million for the same period during 2018. The decrease in dry bulk revenue was mainly attributable to a decrease in available days by 14.0% due to the vessels sold and certain charter-in vessels that were redelivered. The TCE per day amounted to $12,519 per day in the year ended December 31, 2019, as compared to $12,534 per day in the same period in 2018.

Revenue from the Logistics Business was $228.3 million for the year ended December 31, 2019 as compared to $207.6 million for the year ended December 31, 2018. The increase of $20.7 million was mainly attributable to (i) a $25.9 million increase in the port terminal business mainly due to higher volumes transshipped in the grain port terminal as well as higher revenue in the iron ore port terminal compared to the year ended December 31, 2018 as iron ore port terminal operations were partially interrupted from a fire incident in 2018; (ii) a $13.5 million increase in the barge business, mainly due to higher volumes of liquid and dry cargo transportation; and (iii) a $4.4 million increase in the cabotage business mainly due to more operating days. The overall increase was partially mitigated by a $23.1 million decrease in sales of products, mainly attributable to a decrease in the Paraguayan liquid port’s volumes of products sold.

Administrative Fee Revenue from Affiliates: Administrative fee revenue from affiliates decreased by $11.4 million, or 40.1%, to $17.0 million for the year ended December 31, 2019, as compared to $28.4 million for the year ended December 31, 2018. See general and administrative expenses incurred on behalf of affiliates and general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and Logistics Business expenses decreased by $28.6 million or 13.9% to $177.2 million for the year ended December 31, 2019, as compared to $205.8 million for the year ended December 31, 2018.

Time charter and voyage expenses from dry bulk operations decreased by $17.6 million, or 12.3%, to $125.0 million for the year ended December 31, 2019, as compared to $142.6 million for the year ended December 31, 2018. This was primarily due to (i) a decrease in charter-in expenses by $11.6 million, mainly due to a decrease in charter-in available days in 2019, as compared to the same period in 2018; (ii) a decrease in port expenses by $3.8 million; (iii) a decrease in off hire and fuel expenses by $1.9 million; and (iv) a decrease in other voyage expenses by $0.3 million.

Of the total expenses for the years ended December 31, 2019 and 2018, $52.2 million and $63.2 million, respectively, related to Navios Logistics. The decrease of $11.0 million in time charter, voyage and Logistics Business was mainly due to a $22.2 million decrease in cost of products sold, mainly attributable to a decrease in the Paraguayan liquid port’s volumes of products sold. The overall decrease was partially mitigated by (i) a $7.9 million increase in the barge business mainly due to higher volumes of liquid and dry cargo transshipped; (ii) a $2.8 million increase in the port terminal business mainly due to higher volumes transshipped in the grain and iron ore port terminals; and (iii) a $0.5 million increase in the cabotage business mainly due to more spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses increased by $5.2 million, or 5.4%, to $101.5 million for the year ended December 31, 2019, as compared to $96.3 million for the year ended December 31, 2018. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

As of August 30, 2019, following the sale of the management division, NSM provides management services to the Company at a fixed rate of $3,700 per day per vessel. Total management fees for the period from August 30, 2019 to December 31, 2019 amounted to $14.4 million.

Direct vessel expenses from dry bulk operations increased by $7.5 million, or 18.7%, to $47.6 million for the year ended December 31, 2019, as compared to $40.1 million for the year ended December 31, 2018. This increase was mainly attributable to an increase in crew related costs and amortization of deferred drydock and special survey costs and the acquisition of one vessel. This overall increase was partially mitigated by the sale of six and five vessels of the Company’s vessels in 2019 and 2018, respectively.

Of the total amounts of direct vessel expenses for the years ended December 31, 2019 and 2018, $53.9 million and $56.2 million, respectively, related to the Logistics Business. The decrease of $2.3 million in direct vessel expenses was mainly due to (i) a $2.0 million decrease in amortization of deferred drydock and special survey costs of Navios Logistics’ fleet; and (ii) a $1.2 million decrease in direct vessel expenses of the barge business mainly attributable to decreased crew costs. This overall decrease was partially mitigated by a $0.9 million increase in the cabotage business mainly due to more operating days.

General and Administrative Expenses Incurred on Behalf of Affiliates: General and administrative expenses incurred on behalf of affiliates decreased by $11.4 million, or 40.1%, to $17.0 million for the year ended December 31, 2019, as compared to $28.4 million for the year ended December 31, 2018. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Administrative fee revenue from affiliates	$(16,991)	$(28,393)
General and administrative expenses incurred on behalf of affiliates	16,991	28,393
General and administrative expenses	36,194	26,640

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Dry bulk Vessel Operations	$18,801	$11,576
Logistics Business	17,393	15,064

General and administrative expenses	$36,194	$26,640

As of August 30, 2019, following the Transaction, NSM provides administrative services to the Company reimbursed at allocable cost. For the period from August 30, 2019 to December 31, 2019, general and administrative expenses, under the Administrative Services Agreement, amounted to $3.0 million.

General and administrative expenses increased by $9.6 million to $36.2 million for the year ended December 31, 2019, as compared to $26.6 million for the year ended December 31, 2018. The increase was mainly attributable to an increase in payroll and related costs, an increase in other professional fees and expenses and a $2.3 million increase in general and administrative expenses of Logistics Business.

Depreciation and amortization: For the year ended December 31, 2019, depreciation and amortization decreased by $18.1 million to $81.7 million, as compared to $99.8 million for the year ended December 31, 2018.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $18.3 million, or 27.0%, to $49.4 million for the year ended December 31, 2019, as compared to $67.7 million for the year ended December 31, 2018. This decrease was primarily due to (i) the sale of six and five of the Company’s vessels in 2019 and 2018, respectively; and (ii) the impairment loss recognized in the fourth quarter of 2018 for four of the Company’s vessels; partially mitigated by the acquisition of one and two vessels in 2019 and 2018, respectively. Amortization expenses related to dry bulk operations remained stable at $2.8 million for each of the years ended December 31, 2019 and 2018.

Of the total amount of depreciation and amortization for the year ended December 31, 2019 and 2018, $29.5 million and $29.3 million, respectively, related to Navios Logistics. The increase in depreciation and amortization of the Logistics Business was mainly due to (i) a $0.6 million increase in the depreciation of cabotage business mainly due to the delivery of the river and estuary tanker; and (ii) a $0.1 million increase in the amortization of intangibles assets in the barge business. This overall increase was partially mitigated by (i) a $0.1 million decrease in the depreciation of port terminal business; and (ii) a $0.4 million decrease in the depreciation of barge business.

Provision for Losses on Accounts Receivable: For the year ended December 31, 2019, provision for losses on accounts receivable increased by $0.4 million to $1.0 million, as compared to $0.6 million for the year ended December 31, 2018. The increase was mainly attributable to (i) a $0.2 million increase in recovery of bad debt provisions in the Dry Bulk Vessel Operations; and (ii) a $0.2 million increase in the provision for losses in the Logistics Business.

Interest Income: Interest income increased by $2.0 million to $10.7 million for the year ended December 31, 2019, as compared to $8.7 million for the same period in 2018, mainly due to (i) a $1.4 million increase in interest income of the Dry Bulk Vessel Operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners in March 2017; and (ii) a $0.6 million increase in interest income of Logistics Business.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2019 decreased by $4.4 million, or 3.2%, to $133.5 million, as compared to $137.9 million in the same period of 2018. This decrease was due to a $5.2 million decrease in interest expense and finance cost of the Dry Bulk Vessel Operations, mainly attributable to the full repayment of one of the Company’s secured credit facilities and the repurchase of 2022 Notes (as defined herein); partially mitigated by a $0.8 million increase in interest expense and finance cost of the Logistics Business mainly attributable to the reduced amount of capitalized interest, following the delivery of the three new pushboats in the first quarter of 2018.

Impairment Loss/Loss on Sale of Vessels, Net: For the year ended December 31, 2019, impairment losses recognized decreased by $44.6 million to $156.1 million, as compared to $200.7 million for the year ended December 31, 2018. During the year ended December 31, 2019, the Company recognized (i) an impairment loss of $84.6 million for two of the Company’s vessels; (ii) an impairment loss of $38.6 for certain of the Company’s chartered-in vessels; and (iii) an impairment loss/loss on sale of vessels of $34.7 million relating to the sale of Navios Vector, Navios Mercator, Navios Arc, Navios Meridian, Navios Primavera and Navios Hios; partially mitigated by a gain of $1.8 million relating to the sale of Navios Equator Prosper. During the year ended December 31, 2018, the Company recognized (i) impairment losses of $179.2 million for four of the Company’s vessels; and (ii) impairment losses of $21.5 million relating to the sale of Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles and Navios Herakles.

Gain on Bond and Debt Extinguishment: During the year ended December 31, 2019, Navios Logistics repurchased $35.5 million of the 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $17.6 million and the Company repurchased $81.2 million of its 2022 Notes for a cash consideration of $50.7 million resulting in a total gain on bond extinguishment of $47.4 million, net of deferred fees written-off. During the year ended December 31, 2018, the Company repurchased $35.7 million of its 2022 Notes for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred fees written-off.

Gain on Sale of Business: During the year ended December 31, 2019, the Company recognized a $9.8 million gain on sale of business as a result of the Transaction (see also Note 3 included elsewhere in this Annual Report).

(Loss on loss of control)/Bargain gain upon obtaining control: During the year ended December 31, 2019, the Company recognized a $61.7 million loss on loss of control of Navios Containers (see also Note 3 included elsewhere in this Annual Report). During the year ended December 31, 2018, the Company recognized a $58.3 million bargain gain upon obtaining control over Navios Containers Please refer to Note 3 to the Consolidated Financial Statements included herein.

Other Income: Other income increased by $30.3 million to $44.8 million for the year ended December 31, 2019, as compared to $14.5 million for the year ended December 31, 2018. The increase was due to a $37.8 million increase in other income of Dry Bulk Vessels Operations; partially mitigated by a $7.5 million decrease in other income of the Logistics Business.

The increase in other income of the Dry Bulk Vessels Operations is due to (i) a $32.2 million increase in miscellaneous other income mainly related to extraordinary fees and costs related to regulatory requirements under management agreements; and (ii) a $6.5 million non-cash compensation income; partially mitigated by $0.9 million gain from sale of our investment in Acropolis on December 6, 2018.

The decrease in other income of the Logistics Business is mainly due to (i) a $9.2 million decrease in other income mainly due to an insurance claim related to the fire incident at the iron ore port terminal recorded during the year ended December 31, 2018; and (ii) a $0.6 million increase in taxes other than income taxes; partially mitigated by a $2.3 million increase mainly due to income recorded from insurance claims.

Other Expense: Other expense increased by $2.5 million to $15.8 million for the year ended December 31, 2019, as compared to $13.3 million for the year ended December 31, 2018. This increase was due to (i) a $2.4 million increase in other expense of Dry Bulk Vessels Operations; and (ii) a $0.1 million increase in other expense of the Logistics Business.

The increase in other expense of Dry Bulk Vessels Operations is mainly due to (i) a $2.4 million increase in other miscellaneous expenses; (ii) a $0.1 million increase in taxes other than income tax; and (iii) a $0.1 million increase in miscellaneous voyage expenses. This increase was partially mitigated by a $0.2 million decrease in loss from foreign exchange differences.

The increase in other expense of the Logistics Business is mainly due to (i) a $0.5 million increase in other expense; and (ii) a $0.2 million increase in loss from foreign exchange differences, partially mitigated by a $0.6 million decrease mainly due to compensation by shipyard for late delivery of a newbuilding vessel recorded during the year ended December 31, 2018.

Equity in Net Losses of Affiliated Companies: Equity in net losses of affiliated companies decreased by $71.0 million to $9.2 million loss for the year ended December 31, 2019, as compared to $80.2 million loss for the same period in 2018. This decrease was mainly due to (i) a $42.0 million decrease in OTTI loss recognized in the year ended December 31, 2019 as compared to the same period during 2018; and (ii) a $29.0 million increase in equity method income. The $29.0 million increase in equity method income was mainly due to $32.3 million increase in equity method income from Navios Acquisition; partially mitigated by (i) a $2.6 million decrease in equity method income from Navios Partners; (ii) a $0.1 million decrease in equity method income from Acropolis; (iii) a $0.3 million decrease in equity method income from Navios Europe II; and (iv) a $0.3 million decrease in equity method income from Navios Containers from August 30, 2019 (date of losing control) to December 31, 2019.

Income Tax (Expense)/Benefit: Income tax expense increased by $2.6 million to a $1.5 million for the year ended December 31, 2019, as compared to a $1.1 million benefit for the year ended December 31, 2018. The change in income tax was mainly attributable to Navios Logistics due to (i) a $1.6 million decrease in tax benefit from the barge business; and (ii) a $1.0 million increase in income tax expense in cabotage business.

Net (Loss)/Income from Discontinued Operations: Net loss from discontinued operations was $4.1 million attributable to the net loss of Navios Containers, for the period from January 1, 2019 to August 30, 2019. Net income from discontinued operations was $0.8 million attributable to the net income of Navios Containers, for the period from November 30, 2018 to December 31, 2018.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest increased by $4.5 million to $7.7 million for the year ended December 31, 2019, as compared to $3.2 million for the same period in 2018. This increase was mainly attributable to Logistics Business net income for the year ended December 31, 2019 compared to the same period in 2018, partially mitigated by Containers Business net loss for the period ended August 30, 2019 (date of losing control), as compared to net income for the period from November 30, 2018 (date of obtaining control) to December 31, 2018.

For the year ended December 31, 2018 compared to the year ended December 31, 2017

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2018 and 2017, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2018 and 2017.

(In thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$505,686	$463,049
Administrative fee revenue from affiliates	28,393	23,667
Time charter, voyage and logistics business expenses	(205,787)	(213,929)
Direct vessel expenses	(96,261)	(116,713)
General and administrative expenses incurred on behalf of affiliates	(28,393)	(23,667)
General and administrative expenses	(26,640)	(27,521)
Depreciation and amortization	(99,779)	(104,112)
Provision for losses on accounts receivable	(575)	(269)
Interest income	8,748	6,831
Interest expense and finance cost	(137,916)	(121,611)
Impairment loss/ loss on sale of vessels, net	(200,657)	(50,565)
Gain/(loss) on bond and debt extinguishment	6,464	(981)
Gain on sale of assets	28	1,064
Bargain gain upon obtaining control	58,313	—
Other income	14,500	6,140
Other expense	(13,290)	(13,761)

Loss before equity in net earnings of affiliated companies	$(187,166)	$(172,378)
Equity in net (losses)/earnings of affiliated companies	(80,205)	4,399

Loss before taxes	$(267,371)	$(167,979)
Income tax benefit/(expense)	1,108	3,192

Net loss from continuing operations	(266,263)	(164,787)

Net (loss)/income from discontinued operations	752	—

Net loss	$(265,511)	$(164,787)
Less: Net income attributable to the noncontrolling interest	(3,207)	(1,123)

Net loss attributable to Navios Holdings common stockholders	$(268,718)	$(165,910)

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

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and Logistics Business expenses decreased by $8.1 million or 3.8% to $205.8 million for the year ended December 31, 2018, as compared to $213.9 million for the year ended December 31, 2017.

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

Direct Vessel Expenses: Direct vessel expenses decreased by $20.4 million, or 17.5%, to $96.3 million for the year ended December 31, 2018, as compared to $116.7 million for the year ended December 31, 2017. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

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

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Administrative fee revenue from affiliates	$(28,393)	$(23,667)
General and administrative expenses incurred on behalf of affiliates	28,393	23,667
General and administrative expenses	26,640	27,521

(in thousands of U.S. dollars)	Year Ended December 31, 2018	Year Ended December 31, 2017
Dry bulk Vessel Operations	$11,576	$10,856
Logistics Business	15,064	16,665

General and administrative expenses	$26,640	$27,521

General and administrative expenses decreased by $0.9 million to $26.6 million for the year ended December 31, 2018, as compared to $27.5 million for the year December 31, 2017.

Depreciation and amortization: For the year ended December 31, 2018, depreciation and amortization decreased by $4.3 million to $99.8 million, as compared to $104.1 million for the year ended December 31, 2017.

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

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2018 increased by $16.3 million, or 13.4%, to $137.9 million, as compared to $121.6 million in the same period of 2017. This increase was due to (i) a $11.4 million increase in interest expense and finance cost of the Logistics Business mainly attributable to the increased amount of debt drawn during the period and the reduced amount of capitalized interest, following the completion of the new iron ore terminal, during the year ended December 31, 2017 and the delivery of the three new pushboats in the first quarter of 2018; and (ii) a $4.9 million increase in interest expense and finance cost of the Dry Bulk Vessel Operations, mainly attributable to increase in interest expense and finance costs related to 2022 Senior Secured Notes entered into in November 2017, the full repayment of the Navios Acquisition Loan, 2019 Notes (as defined herein) and the repurchase of the 2022 Notes.

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

Gain on Bond and Debt Extinguishment: During year ended December 31, 2018, the Company repurchased $35.7 million of its 2022 Notes for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred fees written-off. During year ended December 31, 2017, the Company refinanced one of its secured credit facilities and a benefit to nominal value of $1.7 million was achieved. During November 2017, the Company refinanced its 2019 Notes resulting in a loss on bond extinguishment of $2.7 million.

Gain on Sale of Assets: Gain on sale of assets amounted to $1.1 million for the year ended December 31, 2017, mainly attributable to the sale of two self-propelled barges of the Logistics Business.

Bargain Gain upon Obtaining Control: The excess of the fair value of Navios Containers’ identifiable net assets upon obtaining control of $229.9 million over the total fair value of Navios Containers’ total shares outstanding as of November 30, 2018 (date of obtaining control) of $171.7 million, resulted in a bargain gain upon obtaining control in the amount of $58.3 million as of

December 31, 2018. Please refer to Note 3 to the Consolidated Financial Statements included herein.

Other Income: Other income increased by $8.4 million to $14.5 million for the year ended December 31, 2018, as compared to $6.1 million for the year ended December 31, 2017. The increase was due to (i) a $8.0 million increase in other income of the Logistics Business; and (ii) a $0.4 million increase in other income of Dry Bulk Vessels Operations.

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

Other Expense: Other expense decreased by $0.5 million to $13.3 million for the year ended December 31, 2018, as compared to $13.8 million for the year ended December 31, 2017. This decrease was due to a $0.7 million decrease in other expense of Dry Bulk Vessels Operations, partially mitigated by a $0.2 million increase in other expense of the Logistics Business.

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

Net Income from Discontinued Operations: Net income from discontinued operations was $0.8 million attributable to the net income of Navios Containers, for the period from November 30, 2018 to December 31, 2018.

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $318.2 million, or 55.6%, of our revenue (including $89.9 million revenue from discontinued operations), $37.7 million net loss, of our $192.1 million net loss, $68.1 million of our Adjusted EBITDA, $973.9 million, or 45.4%, of our total assets and $571.2 million, or 28.8%, of our total liabilities, in each case, for the year ended and as of December 31, 2019. Our non-guarantor subsidiaries accounted for $219.7 million, or 42.4%, of our revenue (including $12.1 million revenue from discontinued operations), $62.3 million net income of our total net loss, $140.8 million of our Adjusted EBITDA, $1,394.5 million, or 52.0%, of our total assets and $799.4 million, or 37.0%, of our total liabilities, in each case, for the year ended and as of December 31, 2018. Our non-guarantor subsidiaries accounted for $212.6 million, or 45.9%, of our revenue, $1.7 million net income of our total net loss, $61.1 million, or 88.8% of our Adjusted EBITDA, $952.6 million, or 36.2%, of our total assets and $588.5 million, or 29.2%, of our total liabilities, in each case, for the year ended and as of December 31, 2017.

B. Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, issuances of debt securities and borrowings under bank credit facilities. Main uses of funds have been refinancings of outstanding debt, capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals and expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use available funds to refinance or repurchase its debt in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate (which may be below par) and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. Generally, our sources of funds may be from cash flows from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs.

See “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

The following table presents cash flow information for each of the years ended December 31, 2019, 2018, and 2017 and were adjusted to reflect the adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash.

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net cash provided by operating activities	$96,112	$55,637	$48,117
Net cash (used in)/ provided by investing activities	(56,467)	27,863	(42,365)
Net cash used in financing activities	(111,692)	(66,916)	(12,940)

(Decrease)/Increase in cash and cash equivalents and restricted cash	(72,047)	16,584	(7,188)
Cash and cash equivalents and restricted cash, beginning of year	150,774	134,190	141,378

Cash and cash equivalents and restricted cash, end of year	$78,727	$150,774	$134,190

Cash provided by operating activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Net cash provided by operating activities increased by $40.5 million to $96.1 million for the year ended December 31, 2019, as compared to $55.6 million for the year ended December 31, 2018. In determining net cash provided by operating activities, net loss is adjusted for the effects of certain non-cash items, which may be analyzed in detail as follows:

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Net loss	$(184,452)	$(265,511)
Adjustments to reconcile net loss to net cash provided by operating activities:

Depreciation and amortization	104,581	102,839
Amortization and write-off of deferred financing costs	8,242	7,880
Amortization of deferred drydock and special survey costs	11,714	13,828
Provision for losses on accounts receivable	999	575
Share based compensation	2,885	4,556
Gain on bond and debt extinguishment	(47,430)	(6,464)
Loss on loss of control/ (Bargain gain upon obtaining control)	61,741	(58,313)
Income tax expense/(benefit)	1,475	(1,108)
Impairment loss/loss on sale of vessels, net	156,106	200,657
Gain on sale of assets	—	(894)
Gain on sale of business	(9,802)	—
Loss in affiliates, net of dividends received	13,722	84,317

Net income adjusted for non-cash items	$119,781	$82,362

Accounts receivable, net, decreased by $8.4 million from $60.3 million at December 31, 2018 to $51.9 million at December 31, 2019. The movement of the year was primarily due to a (i) $6.7 million decrease in accounts receivable from charterers and other receivables in Dry Bulk Vessel Operations; (ii) a $1.0 million decrease in accrued voyage income in Dry Bulk Vessel Operations; and (iii) a $2.6 million decrease in accounts receivable, net of Navios Containers. The overall decrease was mitigated by a $1.9 million increase in accounts receivable of Navios Logistics.

Amounts due from/(to) affiliate companies, including current and non-current portion, decreased by $90.6 million from $74.5 million payable for the year ended December 31, 2018 to $16.1 million receivable for the year ended December 31, 2019. This decrease was due to (i) a $55.2 million net decrease in payable of management and administrative fees, drydocking and other expenses prepaid by the affiliates according to management agreements and our management agreement with NSM; and (ii) a $35.4 million decrease in balances following the transfer to Navios Partners, the Company’s rights to the Navios Revolving Loans I and Navios Term Loans I (as defined herein).

Inventories decreased by $17.2 million, from $27.7 million at December 31, 2018 to $10.5 million at December 31, 2019. The decrease was primarily due to (i) a $18.8 million decrease in inventories on board of our dry bulk vessels; and (ii) $0.6 million decrease in inventories of Navios Containers. This decrease was partially mitigated by a $2.2 million increase in inventories of Navios Logistics mainly attributable to an increase in inventories in the liquid port in Paraguay.

Prepaid expenses and other current assets decreased by $27.9 million, from $40.0 million at December 31, 2018 to $12.1 million at December 31, 2019. The decrease was primarily due to (i) a $12.0 million decrease in prepaid expenses and other current assets of Navios Logistics; (ii) a $4.2 million decrease in other assets; (iii) a $3.8 million decrease in claims receivables; (iv) a $3.5 million decrease in prepaid voyage and operating costs; (v) a $3.0 million decrease in prepaid expenses and other current assets of Navios Containers; and (vi) a $1.4 million decrease in advances to agents and prepaid taxes.

Other long-term assets increased by $25.4 million, from $23.7 million at December 31, 2018 to $49.1 million at December 31, 2019. The increase was primarily due to (i) a $15.4 million increase in long-term assets from dry bulk operations mainly due to deposits for options to acquire vessels under bareboat contracts; (ii) a $6.6 million increase in other long-term assets of Navios Logistics; and (iii) a $4.5 million increase in deposits for vessels, port terminals and other fixed assets of Navios Logistics. This overall increase was partially mitigated by a $1.1 million decrease in long-term assets of Navios Containers.

Accounts payable decreased by $57.2 million, from $78.9 million at December 31, 2018 to $21.7 million at December 31, 2019. The decrease was primarily due to (i) a $33.4 million decrease in accounts payable to bunkers, lubricants and other suppliers; (ii) a $12.6 million decrease in accounts payable relating to utilities and other service providers, legal and audit services; (iii) a $7.7 million decrease in accounts payable relating to brokers and other accounts payable; (iv) $3.6 million decrease in accounts payable of Navios Containers; (v) a $3.4 million decrease in accounts payable of Navios Logistics; and (vi) a $0.2 million decrease in accounts payable to headowners. The overall decrease was partially mitigated by a $3.7 million increase in port agents payable.

Accrued expenses and other liabilities decreased by $72.5 million from $123.7 million at December 31, 2018 to $51.2 million at December 31, 2019. The decrease was primarily due to (i) a $41.8 million decrease in accrued direct vessel expenses and drydocking expenses; (ii) $10.4 million decrease in accrued payroll and related expenses; (iii) a $4.1 million decrease in accrued interest; (iv) a $12.2 million decrease in other accrued expenses and other liabilities; (v) a $3.5 million decrease in accrued voyage expenses; (vi) $2.3 million decrease in accrued expenses of Navios Containers; and (vii) a $1.6 million decrease in accrued estimated losses on uncompleted voyages. The overall decrease was partially mitigated by a $3.4 million increase in accrued expenses of Navios Logistics.

Deferred income and cash received in advance decreased by $2.9 million from $11.8 million at December 31, 2018 to $8.9 million at December 31, 2019. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The decrease was primarily due to (i) $2.1 million decrease in deferred income and cash received in advance of Navios Containers; (ii) a $0.8 million decrease in deferred freight and (iii) $0.2 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners. The overall decrease was partially mitigated by a $0.2 million increase in deferred income of Navios Logistics.

Other long-term liabilities and deferred income decreased by $13.1 million from $19.1 million at December 31, 2018 to $6.0 million at December 31, 2019. The decrease was primarily due to (i) a $11.3 million decrease in other long-term payables; (ii) a $1.7 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (iii) a $0.1 million decrease in other long-term liabilities of Navios Logistics.

Cash (used in)/provided by investing activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Cash used in investing activities was $56.5 million for the year ended December 31, 2019, as compared to $27.9 million cash provided by for the same period of 2018.

Cash used in investing activities for the year ended December 31, 2019 was the result of: (i) $54.8 million payments made from Navios Containers for the period from January 1, 2019 to August 30, 2019 (date of losing control) for the purchase of Navios Constellation and for additions to vessels; (ii) $19.5 million in payments made by the Company for the purchase of Navios Victory and for additions to vessels; (iii) $21.4 million impact to cash from deconsolidation/sale of business; (iv) $15.5 million payments as deposits for options to acquire vessels under bareboat contracts; (v) $4.0 million in payments for the construction of Navios Logistics’ six new liquid barges; (vi) $4.0 million in payments for the purchase of Navios Logistics’ other fixed assets; (vii) $1.7 million in payments made by the Company for the purchase of other fixed assets; (viii) $48.8 million of proceeds from sale of Navios Meridian, Navios Vector, Navios Equator Prosper, Navios Mercator, Navios Arc and Navios Primavera; (ix) a $8.0 million loan from affiliate company; (x) $4.4 million dividends received from Navios Acquisition; (xi) $3.0 million proceeds from sale of business; and (xii) $0.2 million in collections of Navios Logistics’ Note receivable.

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

Cash used in financing activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Cash used in financing activities was $111.7 million for the year ended December 31, 2019, as compared to $66.9 million for the year ended December 31, 2018.

Cash used in financing activities for the year ended December 31, 2019 was the result of (i) $123.2 million proceeds from Navios Containers’ long term debt (net of deferred financing costs of $1.9 million); (ii) $68.3 million of payments for the repurchase of the 2022 Notes; (iii) $59.2 million related to scheduled repayment installments; (iv) $53.1 million related to prepayment and refinance of indebtedness of Navios Containers for the period from January 1, 2019 to August 30, 2019 (date of losing control); (v) $31.2 million related to prepayment of indebtedness of Navios Holdings; (vi) $13.4 million related to repayment of loan payable to affiliate companies; (vii) $10.2 million payments relating to the redemption of preferred stock; (viii) $4.0 million proceeds from Navios Holdings’ long term debt; and (ix) $3.4 million related to prepayment of indebtedness of Navios Logistics .

Cash used in financing activities for the year ended December 31, 2018 was the result of (i) $40.0 million related to scheduled repayment installments; (ii) $31.8 million related to prepayment of indebtedness; (iii) $28.8 million of payments for the repurchase of the 2022 Notes; (iv) $22.5 million related to prepayment and refinance of indebtedness of Navios Containers for the period from November 30, 2018 (date of obtaining control) to December 31, 2018; (v) $49.4 million proceeds from Navios Containers’ long term debt (net of deferred financing costs of $0.6 million); and (vi) $6.9 million of proceeds from Navios Logistics’ long term debt (net of deferred financing costs of $0.2 million).

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

Cash used in financing activities for the year ended December 31, 2018 was the result of (i) $40.0 million related to scheduled repayment installments; (ii) $31.8 million related to prepayment of indebtedness; (iii) $28.8 million of payments for the repurchase of the 2022 Notes; (iv) $22.5 million related to prepayment and refinance of indebtedness of Navios Containers for the period from November 30, 2018 (date of obtaining control) to December 31, 2018; (v) $49.4 million proceeds from Navios Containers’ long term debt (net of deferred financing costs of $0.6 million); and (vi) $6.9 million of proceeds from Navios Logistics’ long term debt (net of deferred financing costs of $0.2 million).

Cash used in financing activities for the year ended December 31, 2017 was the result of (i) a $291.1 million repayment related to the refinancing of one of the Company’s secured notes; (ii) $55.1 million related to prepayment of Navios Acquisition loan; (iii) $25.7 million related to scheduled repayment installments; (iv) $25.3 million payments related to the dividend paid to the noncontrolling shareholders; (v) $15.6 million repayment related to the refinancing of one of the Company’s secured credit facilities; (vi) $12.4 million of payments for the termination of obligations under capital leases; (vii) $7.3 million related to prepayment of indebtedness originally set to mature in the third quarter of 2018; and (viii) $0.6 million of fees relating to redemption of preferred stock. This was partially offset by (i) $291.2 million of loan proceeds (net of deferred financing cost and discount of $13.8 million) related to the refinancing of 2019 Notes; (ii) $95.5 million of proceeds from the Term Loan B Facility (net of deferred financing cost and discount of $4.5 million); (iii) $14.7 million of loan proceeds (net of $0.5 million finance fees); (iv) $13.9 million of proceeds from Navios Logistics’ long-term debt (net of deferred financing cost of $0.1 million); (v) $4.1 million proceeds from the transfer of the Company’s participation in Navios Revolving Loans I, and Navios Term Loans I, to Navios Partners both relating to Navios Europe I; and (vi) $0.7 million of drawdowns under Navios Logistics’ Notes Payable.

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets, (ii) net (increase)/decrease in operating liabilities, (iii) net interest cost, (iv) deferred finance charges and gains/(losses) on bond and debt extinguishment, (v) (provision)/recovery for losses on accounts receivable, (vi) equity in affiliates, net of dividends received, (vii) payments for drydock and special survey costs, (viii) noncontrolling interest, (ix) gain/ (loss) on sale of assets/ subsidiaries/businesses, on loss of control and bargain gain, (x) unrealized (loss)/gain on derivatives, and (xi) loss on sale and reclassification to earnings of available-for-sale securities and impairment charges. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

Adjusted EBITDA for the years ended December 31, 2019 and 2018 was $61.9 million and $(18.2) million, respectively. The $80.1 million increase in Adjusted EBITDA was primarily due to (i) a $77.8 million increase in revenue of Navios Containers for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (ii) a $71.0 million increase in equity in net earnings of affiliated companies; (iii) a $44.6 million decrease in impairment losses; (iv) a $40.9 million increase in bond extinguishment gains; (v) a $30.3 million increase in other income from continuing operations; (vi) a $28.6 million decrease in time charter, voyage and logistics business expenses from continuing operations; and (vii) a $9.8 million gain on sale of business recorded in the year ended December 31, 2019. This overall increase of $303.0 million was partially mitigated by (i) $61.7 million loss on loss of control over Navios Containers on August 30, 2019, compared to a $58.3 bargain gain upon obtaining control over Navios Containers on November 30, 2018; (ii) a $7.6 million increase in direct vessel expenses from continuing operations (excluding the amortization of deferred drydock and special survey costs) and a $38.2 million increase in direct vessel expenses of Navios Containers (excluding the amortization of deferred drydock and special survey costs) for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (iii) a $23.3 million decrease in revenue from continuing operations; (iv) a $11.3 million increase in general and administrative expenses (excluding share-based compensation expenses) from continuing operations and a $5.8 million increase in general and administrative expenses of Navios Containers for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (v) a $5.6 million increase in other expense, net of Navios Containers for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (vi) a $4.5 million increase in net income attributable to the noncontrolling interest; (vii) a $3.5 million increase in time charter and voyage expenses of Navios Containers for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (viii) a $2.7 million increase in other expenses from continuing operations; and (ix) a $0.4 million increase in provision for losses on accounts receivable.

Adjusted EBITDA for the years ended December 31, 2018 and 2017 was $(18.2) million and $68.8 million, respectively. The $87.0 million decrease in Adjusted EBITDA was primarily due to (i) a $150.1 million increase in impairment losses; (ii) a $84.6 million decrease in equity in net earnings from affiliated companies; (iii) $5.3 million direct vessel expenses of Navios Containers for the period from November 30, 2018 to December 31, 2018; (iv) a $2.1 million increase in net income attributable to the noncontrolling interest; (v) a $1.1 million decrease in gain on sale of assets; (vi) $0.5 million time charter and voyage expenses of Navios Containers for the period from November 30, 2018 to December 31, 2018; (vii) $0.9 million general and administrative expenses of Navios Containers for the period from November 30, 2018 to December 31, 2018; (viii) $0.3 million other expense, net of Navios Containers for the period from November 30, 2018 to December 31, 2018; and (ix) a $0.3 million increase in provision for losses on accounts receivable. This overall decrease of $245.2 million was partially mitigated by (i) $58.3 million bargain gain upon obtaining control in Navios Containers; (ii) a $42.6 million increase in revenue from continuing operations; and $12.1 million revenue of Navios Containers for the period from November 30, 2018 to December 31, 2018; (iii) a $19.5 million decrease in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs) from continuing operations; (iv) a $8.4 million increase in other income from continuing operations; (v) a $8.1 million decrease in time charter, voyage and logistics business expenses from continuing operations; (vi) a $7.5 million increase in gain on bond/debt extinguishment; (vii) a $1.2 million decrease in general and administrative expenses (excluding share-based compensation expenses) from continuing operations; and (viii) a $0.5 million decrease in other expenses from continuing operations.

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings Debt

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 2022 Senior Secured Notes, at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc., as well as by the vessel Navios Azimuth. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its Co-Issuers’ then outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium. The effect of this transaction was the recognition of a $2.7 million extinguishment loss in the consolidated statements of comprehensive (loss)/income under “Gain/(loss) on bond and debt extinguishment” in the year ended December 31, 2017.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of December 31, 2019.

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

Ship Mortgage Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of its 2022 Notes. During September 2018, the Company repurchased $35.7 million of its 2022 Notes for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred fees written-off. During 2019, Navios Logistics repurchased $35.5 million in par value of the 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $17.6 million. During 2019, the Company repurchased $81.2 million in par value of its 2022 Notes for a cash consideration of $50.7 million. These transactions resulted in a gain on bond extinguishment of $47.4 million, net of deferred fees written-off. (Refer to Note 16 included elsewhere in this Annual Report). During 2020, the Company repurchased $20.8 million in par value of its 2022 Notes for a cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred fees written-off.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018 and in March 2019, Navios Magellan and Navios Meridian, respectively, were released from the 2022 Notes and the total proceeds of $14.0 million were restricted in an escrow account and considered as a cash collateral. In May 2019 and June 2019, Navios Equator Prosper, Navios Vector and the cash collaterals in escrow accounts were released from the 2022 Notes and replaced by the N Bonanza and N Amalthia and the total proceeds of $7.4 million were restricted in an escrow account and considered as cash collateral. In July 2019 and August 2019, Navios Arc and Navios Mercator, respectively, were released from the 2022 Notes. In August 2019, the cash collateral in escrow accounts were released from the 2022 Notes and replaced by Navios Victory. In September 2019, Navios Primavera was released from the 2022 Notes and the total proceeds of $10.1 million were restricted in escrow accounts and considered as cash collateral. In November 2019, Navios Victory and the cash collateral in escrow accounts were released and replaced by the Navios Northern Star, Navios Taurus and Navios Serenity. In January 2020 and February 2020, Navios Hios and Navios Kypros were released from the 2022 Notes and were replaced by Navios Amitie and $6.0 million of cash collateral kept in an escrow account. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C. The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part at par.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2019.

2024 Notes

On March 21, 2019, Navios Holdings issued $4.7 million of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H which were validly tendered as of that date (Refer to Note 17 included elsewhere in this Annual Report).

On April 21, 2019, Navios Holdings issued $3.9 million of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 8,841 Series G which were validly tendered as of that date. (Refer to Note 17 included elsewhere in this Annual Report).

The 2024 Notes are Navios Holding’s senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default. Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at its option at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

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

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one Panamax vessel. As of December 31, 2019, the facility was refinanced and the outstanding amount under this facility is repayable in five semi-annual installments of $0.8 million, with a final balloon payment of $8.9 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2019, the outstanding amount under this facility was $12.6 million.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2019, the facility was refinanced and the outstanding amount under the loan facility was repayable in five semi-annual equal installments of $0.8 million after the drawdown date, with a final balloon payment of $9.2 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2019, the outstanding amount under this facility was $12.9 million.

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

On February 14, 2018, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $28.7 million in three advances to be drawn simultaneously for the purpose of a) to repay all amounts outstanding under the facility agreement dated September 2010 and b) to repay all amounts outstanding under the facility agreement dated December 20, 2013. The loan bore interest at a rate of LIBOR plus 280 basis points. The loan facility required compliance with certain covenants. As of December 31, 2018, the first tranche drawn amount was $15.2 million and was repayable in six semi-annual installments of $1.2 million with a final balloon payment of $6.8 million on the last payment date, the second tranche drawn amount was $6.8 million and was repayable in six semi-annual installments of $0.6 million with a final balloon payment of $2.8 million on the last payment date and the third tranche drawn amount was $6.8 million and was repayable in six semi-annual installments of $0.6 million with a final balloon payment of $2.8 million on the last payment date. The loan bore interest at a rate of LIBOR plus 280 basis points. The loan facility required compliance with certain financial covenants. As of December 31, 2019 the facility was repaid in full and there was no outstanding amount.

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

Hamburg Commercial Bank AG Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with Hamburg Commercial Bank AG for an amount of up to $15.3 million in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2019, the facility is repayable in seven quarterly equal installments of $0.4 million, with a final balloon payment of $8.8 million on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2019, the outstanding amount under this facility was $11.5 million.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the outstanding debt of an Ultra-Handymax vessel. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30.0 million in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. On November 12, 2019, Navios Holdings amended this facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due in the first and second quarter of 2020 for one year, to June 2021 and released from collateral one Handysize vessel which was substituted by one Panamax vessel. The facility bears interest at a rate of LIBOR plus 293 basis points. As of December 31, 2019, the first tranche is repayable in six quarterly installments of $0.4 million, with a final balloon payment of $10.1 million on the last repayment date, the second tranche is repayable in six quarterly installments of $0.3 million, with a final balloon payment of $4.0 million on the last repayment date and the third tranche is repayable in six quarterly installments of $0.5 million, with a final balloon payment of $20.4 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2019, the total outstanding amount was $41.1 million.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. During 2017, Navios Holdings prepaid the indebtedness originally maturing in the third quarter of 2018 and released from collateral one Panamax vessel. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. In December 2015, one newbuilding Panamax vessel and one newbuilding Capesize vessel were added as collateral to this facility. During 2019, Navios Holdings partially prepaid the indebtedness originally maturing in the third quarter of 2021 and released from collateral two Panamax vessels. As of December 31, 2019, the facility is repayable in seven quarterly installments of $0.4 million, with a final balloon payment of $2.4 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2019, the outstanding amount was $5.6 million and was fully prepaid in the first quarter of 2020.

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

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31.0 million in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2019, the facility is repayable in 12 quarterly installments of $0.5 million, with a final balloon payment of $16.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2019, the outstanding amount was $22.0 million.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16.1 million in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2019, the facility is repayable in 12 quarterly installments of $0.3 million each, with a final balloon payment of $10.7 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2019, the outstanding amount was $14.0 million.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes, the 2022 Notes and the 2024 Notes. Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 85%.

As of December 31, 2019, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55.1 million under its secured loan facility of up to $70.0 million with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50.0 million drawn under the facility and $5.1 million of accrued interest. See also “Item 7.B Related party transactions”.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141.8 million (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation. During December 2019, Navios Holdings repaid the amount of $13.4 million under the terms of this facility. Please see also Note 16 included elsewhere in this Annual Report.

Sale and Leaseback Agreements

In January 2020, the Company entered into a sale and leaseback agreement of $33.0 million, with an unrelated third party in order to finance a capesize vessel. The sale and lease back arrangement is repayable in 144 consecutive monthly payments of approximately $0.2 million plus a balloon payment of $0.75 million at maturity. The agreement matures in December 2031.

In March 2020, the Company entered into a sale and leaseback agreement of $35.0 million, with an unrelated third party in order to finance a capesize vessel. The sale and lease back arrangement is repayable in 144 consecutive monthly payments of approximately $0.2 million plus a balloon payment of $0.75 million at maturity. The agreement matures in February 2032.

Navios Logistics Debt

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

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019 at a fixed price of 101.813%, which price declines ratably until it reaches par in May 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

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

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2019.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2019, Navios Logistics had drawn the total available amount and the outstanding balance of Notes Payable was $22.5 million.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a $25.0 million facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in 20 quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2019, the outstanding amount of the loan was $14.3 million. On February 14, 2020, Navios Logistics agreed to a $25.0 million loan facility (the “New BBVA Facility”) with BBVA, which can be drawn if certain conditions are met. The new BBVA Facility can be used to repay the existing loan facility with BBVA, which as of December 31, 2019 had an outstanding amount of $14.3 million, and for general corporate purposes. The new loan will bear interest at a rate of LIBOR (180 days) plus 325 basis points, will be repayable in equal quarterly installments with final maturity in March 31, 2022 and will be secured by assignments of certain receivables.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics BBVA Loan Facility as of December 31, 2019.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics entered into a $14.0 million term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2019, the outstanding amount of the loan was $10.5 million.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Alpha Bank Loan as of December 31, 2019.

Navios Logistics Credit Agreement

On August 17, 2018, Navios Logistics entered into a $6.8 million (€6.2 million) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, Navios Logistics prepaid the total outstanding balance of the credit agreement, which was $3.5 million (€3.1 million).

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100.0 million Term Loan B Facility. The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing our cabotage business (on August 28, 2019, one tanker vessel was added as collateral in substitution of two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2019, a balance of $98.0 million was outstanding under the Term Loan B Facility.

Navios Logistics was in compliance with the covenants set forth in the Term Loan B Facility as of December 31, 2019.

Navios Logistics Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2019, the outstanding loan balance was $0.1 million. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021.

Navios Logistics was in compliance with all the covenants set forth in this facility as of December 31, 2019.

Navios Containers Debt

From August 30, 2019, Navios Containers has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company. As a result, Navios Containers has been accounted for under the equity method of accounting, and its loans are not consolidated in Navios Holdings balance sheet as of December 31, 2019 and, consequently, additional disclosures for Navios Containers loans for 2019 have not been included.

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

Hamburg Commercial Bank AG On June 28, 2018, Navios Containers entered into a facility agreement with Hamburg Commercial Bank AG and Alpha Bank A.E. for an amount of up to $36.0 million to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 basis points. Navios Containers drew the entire amount. The facility bears interest at a rate of LIBOR plus 325 basis points per annum. The facility is repayable in 14 consecutive quarterly installments each in an amount of $1.2 million plus a final balloon payment of $15.2 million payable together with the last installment falling due in June, 2022. As of December 31, 2018, the outstanding loan amount under the facility was $32.0 million.

On November 9, 2018, Navios Containers entered into a facility agreement with Hamburg Commercial Bank AG divided into four tranches of up to $31.8 million each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 basis points and commitment fee of 0.75% per annum on the undrawn loan amount. Each tranche of the facility is repayable in 19 consecutive quarterly installments each in an amount of $0.7 million together with a final balloon payment of $18.9 million payable together with the last installment falling due in July 2023. No amount had been drawn under this facility as of December 31, 2018.

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

During the year ended December 31, 2019, the Company in relation to its secured credit facilities paid, $59.2 million related to scheduled repayment installments, $31.2 million related to the prepayment of two of Navios Holdings’ credit facilities, $13.4 million related to the repayment of NSM loan, $3.4 million related to the prepayment of one of Navios Logistics’ credit facilities, and $53.1 million related to the prepayment of two of Navios Containers’ credit facilities. During the year ended December 31, 2019, the proceeds from long-term loans for Navios Holdings and for Navios Containers were $4.0 million and $123.2 million, respectively, net of deferred fees.

The annual weighted average interest rates of the Company’s total borrowings were 7.70%, 7.78% and 7.11% for the years ended December 31, 2019, 2018 and 2017, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2019, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2020	$51.7
2021	188.0
2022	1,273.0
2023	36.5
2024	32.6
2025 and thereafter	—

Total	$1,581.8

Working Capital Position: On December 31, 2019, Navios Holdings’ current assets totaled $168.0 million, while current liabilities excluding operating lease liabilities totaled $138.2 million, resulting in a positive working capital position of $29.8 million. Navios Holdings’ cash forecast indicates that it will generate sufficient cash during the next 12 months from April 21, 2020 to make the required principal and interest payments on its indebtedness, provide for the normal working capital requirements of the business and remain in a positive working capital position through April 21, 2021.

While projections indicate that existing cash balances and operating cash flows will be sufficient to service the existing indebtedness, Navios Holdings continues to review its cash flows with a view toward increasing working capital.

Capital Expenditures: In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of about 81,789 dwt. On March 30, 2020, Navios Holdings took delivery of Navios Galaxy II. The Company has agreed to pay in total $5.4 million representing a deposit for the option to acquire the vessel, of which $2.7 million was paid during the year ended December 31, 2017 and the remaining $2.7 million was paid during April 2019. As of December 31, 2019, the total amount of $6.2 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019 Navios Holdings took delivery of Navios Herakles I. On November 28, 2019 Navios Holdings took delivery of Navios Uranus. Navios Holdings has agreed to pay in total $11.1 million, representing a deposit for the option to acquire these vessels, of which $8.3 million was paid during the period ended December 31, 2018 and the remaining $2.8 million was paid during January 2019. As of December 31, 2019, the total amount of $14.1 million, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020 Navios Holdings took delivery of Navios Felicity I. Navios Holdings has agreed to pay in total $5.6 million, representing a deposit for the option to acquire this vessel, of which $2.8 million was paid during the period ended December 31, 2018 and the remaining $2.8 million was paid during February 2019. As of December 31, 2019, the total amount of $6.6 million, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the second quarter of 2020. Navios Holdings has agreed to pay in total $5.8 million, representing a deposit for the option to acquire this vessel, of which $2.9 million was paid upon signing of the contract in October 2018 and the remaining $2.9 million was paid during June 2019. As of December 31, 2019, the total amount of $6.5 million, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $15.8 million. Pursuant to this agreement, Navios Logistics has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the third quarter of 2020 through the fourth quarter of 2020. As of December 31, 2019, Navios Logistics had paid $4.0 million for the construction of these barges, which are included within “Other long-term assets”.

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of December 31, 2019, Navios Logistics had paid $1.6 million for the land acquisition and capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

Navios Containers

During the period from January 1, 2019 to August 30, 2019 (date of loss of control), expansion capital expenditures of $53.1 million related to the acquisition of one containership which Navios Containers took delivery of during the above mentioned period.

During the period from November 30, 2018 (date of obtaining control) to December 31, 2018, expansion capital expenditures of $24.8 million related to the acquisition of two containerships which Navios Containers took delivery of during the above mentioned period.

Refer also to “Item 5F. Contractual Obligations as at December 31, 2019”.

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

Concentration of Credit Risk:

Accounts receivable

Concentrations of credit risk with respect to accounts receivables are limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of the Company’s revenue from continuing operations and are the same customers who accounted for 13.1% and 11.6%, respectively, of the Company’s revenue from continuing operations in the year ended December 31, 2018. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue.

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

Effects of Inflation:

The Company considered various factors in assessing the impact of Argentina’s highly inflationary economy on Navios Logistics, among which, the sales, the financing arrangements, the working capital, the employee salaries and taxes. The Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency. As a result, the Company concluded that the determination that the Argentinian economy is highly inflationary did not have a material impact on Navios Logistics’ financial statements and as such, did not result in the remeasurement of its financial statements.

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

E. Off-Balance Sheet Arrangements

As of December 31, 2019, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $0 million issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2019, Navios Partners has submitted one claim under this agreement to the Company. As of June 30, 2019 and December 31, 2018, the fair value of the claim was estimated at $14.4 million and $18.0 million, respectively, and the change in estimate of the guarantee claim of $3.6 million and $2.0 million was included in “Other income” for the years ended December 31, 2019 and 2018, respectively. As at December 31, 2019, the outstanding balance of the claim was $10.0 million. The final settlement of the amount due will be made at specific dates, in accordance with a signed letter of agreement between the parties.

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

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2021.

Refer also to Item 5F. “Contractual Obligation as at December 31, 2019” below.

F. Contractual Obligations as at December 31, 2019:

Payment due by period ($ in millions) (unaudited)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,581.8	$51.7	$1,461.0	$69.1	$—
Operating Lease Obligations (Time Charters) for vessels in operation(2)(4)	367.4	109.6	142.7	81.6	33.5
Operating Lease Obligations (Time Charters) for vessels to be delivered(4)	63.4	5.5	13.6	12.9	31.4
Acquisition of six liquid barges (5)	12.4	0.5	4.4	5.3	2.2
Rent Obligations(3)	1.3	0.8	0.4	0.1	—
Land lease agreements (3)	25.8	0.6	1.1	1.1	23.0

Total	$2,052.1	$168.7	$1,623.2	$170.1	$90.1

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.75% to 3.25% per annum. The amount does not include interest costs for the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the 2022 Logistics Senior Notes, the Term Loan B Facility and the Navios Logistics Notes Payable. The expected interest payments are: $127.8 million (less than 1 year), $166.6 million (1-3 years), $3.8 million (3-5 years) and nil (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of December 31, 2019, timing of scheduled payments and the term of the debt obligations.

(2)	Approximately 41% of the time charter payments included above is estimated to relate to operational costs for these vessels.
(3)

Navios Logistics has several lease agreements with respect to its operating port terminals and various offices. Following the sale of the management division effected on August 30, 2019 Navios Holdings has no office lease obligations (see also Note 16 included elsewhere in this Annual Report). See also Item 4.B. “Business Overview — Facilities.”

(4)	Represent total amount of lease payments on an undiscounted basis.
(5)

Represents principal payments of the future remaining obligation for the acquisition of six liquid barges, which bear interest at fixed rate. The amounts in the table exclude expected interest payments of $0.3 million (less than 1 year), $1.8 million (1-3 years), $0.9 million (3-5 years) and 0.1 million (more than 5 years). Expected interest payments are based on the terms of the shipbuilding contract for the construction of these barges.

Refer to “Item 7.B. Related Party Transactions” for Navios Partners Guarantee (as defined herein), not reflected in the table above.

Navios Holdings, Navios Acquisition and Navios Partners will make available to Navios Europe II revolving loans of up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount undrawn from the Navios Revolving Loans II increased by $14.0 million. As of December 31, 2019, the amount undrawn from the Navios Revolving Loans II was $4.5 million, of which Navios Holdings may be required to fund an amount ranging from $0 million to $4.5 million.

Refer also to “Item 5. Operating and Financial Review and Prospects” in “Recent Developments” for the acquisition of two capesize vessels, 2015-built each, of 181,249 dwt and 180,528 dwt, respectively not reflected in the table above.

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets and operating lease assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-Based Compensation: In February and December 2019, the Company authorized the grant of restricted common stock. In February 2019, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. In December 2016, the Company authorized the grant of restricted share units and share appreciation rights. In December 2015 and 2014, the Company authorized the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years.

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

During the fourth quarter of fiscal year 2019, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, management fees fixed until 2021 and thereafter assuming an annual increase of 3.0% every second year and a utilization rate of 99.6% based on the fleet’s historical performance.

In connection with its impairment testing on its vessels as of December 31, 2019, the Company performs a sensitivity analysis on the most sensitive and/or subjective assumptions that have the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 5.2% to 52.1% (depending on the vessel).

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for two of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $84.6 million for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to these vessels, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2018, the Company recorded an impairment loss of $179.2 million for four dry bulk vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to these vessels, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2017, the Company recorded an impairment loss of $32.9 million for one dry bulk vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to this vessel, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2019, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 4.1% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2019 of $12,519 per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2019):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	(10.0%)	4.1%	5.6%
Ultra-Handymax	(14.3%)	(0.4%)	(3.1%)
Panamax	(11.0%)	7.8%	9.7%
Capesize	(15.7%)	2.3%	3.1%

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that 2, 0 and 0 of its vessels, respectively, would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2019 and 2018, the Company owns and operates a fleet of 30 and 35, respectively, with an aggregate carrying value of $757.0 million as of December 31, 2019, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of December 31, 2019 and 2018, the carrying value of 26 and 29 of the Company’s vessels, respectively, (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $211.8 million and $317.9 million, respectively, in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2019 and 2018 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter):

Vessel	Year Built	Purchase Price (in millions)(1)	Carrying Value (as of December 31, 2019) (in millions)(1)		Carrying Value (as of December 31, 2018) (in millions)(1)
Navios Serenity	2011	$26.8	$19.0	*	$20.0	*
Navios Celestial	2009	36.3	23.6	*	22.8	*
Navios Vector	2002	—	—		17.7	*
Navios Meridian	2002	—	—		12.6	*
Navios Mercator	2002	—	—		12.2	*
Navios Arc	2003	—	—		13.0	*
Navios Hios	2003	7.7	7.7		16.6	*
Navios Kypros	2003	35.7	14.9	*	16.5	*
Navios Ulysses	2007	16.5	14.3	*	15.4	*
Navios Vega	2009	16.7	15.7	*	14.8
Navios Astra	2006	23.9	14.4	*	15.7	*
Navios Star	2002	29.4	12.7	*	14.1	*
Navios Asteriks	2005	54.0	25.9	*	28.3	*
Navios Centaurus	2012	37.8	27.3	*	28.7	*
Navios Avior	2012	39.9	28.9	*	30.4	*
Navios Bonavis	2009	31.7	30.4	*	28.5
Navios Happiness	2009	30.9	29.5	*	28.5
Navios Lumen	2009	27.5	27.5		74.8	*
Navios Stellar	2009	97.4	62.7	*	64.1	*
Navios Phoenix	2009	28.2	27.4		70.6	*
Navios Antares	2010	29.6	27.6	*	28.5
Navios Etoile	2010	66.9	45.4	*	47.8	*

Navios Bonheur	2010	69.6	47.2	*	49.7	*
Navios Altamira	2011	56.2	38.9	*	40.9	*
Navios Azimuth	2011	56.6	39.2	*	41.2	*
Navios Galileo	2006	18.7	12.6	*	13.6	*
Navios Northern Star	2005	17.7	11.9	*	12.8	*
Navios Amitie	2005	17.7	12.0	*	12.9	*
Navios Taurus	2005	18.1	12.0	*	12.6	*
N Amalthia	2006	19.1	13.5	*	14.6	*
N Bonanza	2006	18.8	12.9	*	14.0	*
Navios Gem	2014	55.6	45.2	*	46.0	*
Navios Ray	2012	52.2	42.1	*	44.2	*
Navios Primavera	2007	—	—		12.0
Navios Equator Prosper	2000	—	—		9.9
Navios Victory	2014	14.7	14.6		—
		$1,051.9	$757.0		$946.0

(1)	All amounts include related time charter, if any.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2019 and 2018, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Vessels, other fixed assets and other long-lived assets held and used by Navios Logistics are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for long-lived assets, management determines projected undiscounted cash flows for each asset group and compares it to its carrying amount. In the event that projected undiscounted cash flows for an asset group is less than its carrying amount, then management reviews fair values and compares them to the asset’s carrying amount. In the event that impairment occurs, an impairment charge is recognized by comparing the asset’s carrying amount to its fair value. For the purposes of assessing impairment, long lived-assets are grouped at the lowest levels for which there are separately identifiable cash flows.

For all the periods presented, the management after considering various indicators, including but not limited to its long-lived assets’ contracted revenues and cash flows over their remaining useful life and the economic outlook, concluded that no impairment analysis should be performed on the long-lived assets held and used by Navios Logistics.

Although management believes the underlying indicators supporting this conclusion are reasonable, if charter rate trends and the length of the current market downturn occur, management may be required to perform impairment analysis that could expose Navios Logistics to material charges in the future. No impairment loss was recognized for any of the periods presented for vessels, other fixed assets and other long-lived assets held and used by Navios Logistics.

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

As of December 31, 2019, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying value of its total net assets.

As of December 31, 2019, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56.2 million. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

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

As of December 31, 2019, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. Step one of the impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity. The Logistics Business reporting unit has not been affected by the same volatile industry and market conditions as experienced in the Dry Bulk Vessel Operations reporting unit. In addition, the cash flows of the long-lived assets in the Logistics Business have not experienced a significant decline.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method, which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years, and was fully amortized as of December 31, 2019.

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

During the fourth quarter of fiscal year 2019, management concluded that there were no circumstances which indicated that potential impairment of Navios Holdings’ intangible assets other than goodwill might exist. For the year ended December 31, 2019 and 2018, there were no impairment losses recognized for the Company’s intangible assets. As of December 31, 2017, the Company performed an assessment which indicated that the amortizable value of one of its favorable leases would not be recoverable from the future undiscounted cash flows associated with the asset. As a result, the Company recognized an impairment loss of $3.4 million in the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

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

For charters classified as operating leases where Navios Holdings or/and Navios Containers is regarded as the lessor, refer to Note 2(r) included elsewhere in this Annual Report.

For charters classified as operating leases where Navios Holdings or/and Navios Containers is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense is included under the line item “Time charter, voyage and logistics business expenses”. In the transition to ASC 842, the right of use asset was adjusted for the carrying amount of the straight line liability on that date.

Operating lease assets used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. Navios Holdings determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest.

During the fourth quarter of fiscal year 2019, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ operating lease assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of operating lease assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each chartered-in vessel and compared it to operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat chartered-in vessels), management fees in accordance with the terms of management agreement (assuming an annual increase of 3.0% every second year for the bareboat chartered-in vessels).

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for certain charter-in vessels, which involves a discounted cash flow analysis using the Company’s WACC. As a result, the Company recorded an impairment loss of $38.6 million, being the difference between the fair value of the operating lease asset and its carrying value, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

Investments in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Containers (following the deconsolidation), Navios Europe I and Navios Europe II for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition, Navios Containers, Navios Europe I and Navios Europe II, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners, Navios Containers, Navios Europe I and Navios Europe II, for a period of time sufficient to allow for any anticipated recovery in fair value.

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

As of December 31, 2019, the Company did not recognize any “other-than-temporary” loss in its investment in Navios Partners. During the year ended December 31, 2019, the Company recognized an OTTI loss of $13.5 million relating to its investment in Navios Acquisition and the amount was included in “Equity in net (losses)/earnings of affiliated companies. As of December 31, 2018, the Company considered the decline in fair value of its investment in Navios Partners as “other-than-temporary” and therefore recognized a loss of $55.5 million in the accompanying consolidated statement of comprehensive (loss)/income.

As of December 31, 2018 and 2017, the Company did not recognize any impairment loss in its investment in Navios Acquisition.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	55	Chairman of the Board and Chief Executive Officer
Georgios Akhniotis	55	Chief Financial Officer
Ted C. Petrone*	65	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	51	Executive Vice President—Legal and Director
Anna Kalathakis	50	Chief Legal Risk Officer
Shunji Sasada*	62	President of Navios Corporation and Director

Leonidas Korres	44	Senior Vice President—Business Development
Efstratios Desypris	47	Chief Financial Controller
Ioannis Karyotis	44	Senior Vice President—Strategic Planning
Erifili Tsironi	46	Senior Vice President – Credit Management
Spyridon Magoulas	66	Director
John Stratakis	54	Director
Efstathios Loizos	58	Director
George Malanga	62	Director

*	Significant employee

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

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 43 years, 39 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Leonidas Korres serves as Senior Vice President for Business Development of Navios Holdings from January 2010 and Head of Research of Navios Group since January 2018. Mr. Korres is also Chief Financial Officer of Navios Maritime Acquisition since April 2010. Mr. Korres served as the Special Secretary for Public Private Partnerships in the Ministry of Economy and Finance of the Hellenic Republic from October 2005 until November 2009. Prior to that, from April 2004 to October 2005, Mr. Korres served as Special Financial Advisor to the Minister of Economy and Finance of the Hellenic Republic and as liquidator of the Organizational Committee for the Olympic Games Athens 2004 S.A. From 2001 to 2004, Mr. Korres worked as a senior financial advisor for KPMG Corporate Finance. From October 2007 until January 2010, Mr. Korres was a member of the board of directors of Navios Partners. From May 2003 to December 2006, Mr. Korres was Chairman of the Center for Employment and Entrepreneurship, a non-profit company. From June 2008 until February 2009, Mr. Korres served as a board member and audit committee member of Hellenic Telecommunications Organization S.A. (trading on the Athens and New York Stock Exchanges). From June 2004 until November 2009, Mr. Korres served on the board of Hellenic Olympic Properties S.A., which was responsible for operating the Olympic venues. Mr. Korres earned his bachelor’s degree in Economics from the Athens University of Economics and Business and his master’s degree in Finance from the University of London.

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. Mr. Desypris is also the Chief Financial Officer of Navios Maritime Partners since January 2010 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. In addition, Mr. Desypris is a director of Navios Maritime Containers L.P. since 2017. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics, and as director in Navios Europe Inc. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Erifili Tsironi has been our Senior Vice President – Credit Management since October 2014. Ms. Tsironi is also the Chief Financial Officer of Navios Maritime Containers L.P. Furthermore, she served as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation. Ms. Tsironi has over 23 years experience in shipping focusing on ship finance. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE. Ms. Tsironi joined the DVB in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

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

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 33 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 19 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

There are no family relationships between any of our directors, executive officers or significant employees.

B. Compensation

The aggregate annual compensation (salaries and bonus) paid to our current executive officers was approximately $2.2 million for the year ended December 31, 2019. Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Logistics, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses, incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. In February 2015, the Board of Directors approved the adoption of the Navios Holdings 2015 Equity Incentive Plan, as amended in December 2018 (the “2015 Equity Incentive Plan”). The amendment was adopted by the Company’s Board of Directors in November 2018 and extends the duration of the plan to December 2020. The 2015 Equity Incentive Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On December 13, 2017, December 10, 2018, February 1, 2019 and December 18, 2019 the Company authorized the granting of restricted share units and share appreciation rights and the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock units, restricted common stock and stock options to its employees, officers and directors, vest over three and four years.

Details of options granted (post Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 770,558 stock options to purchase the Company’s common stock and 250,000 share appreciation rights have been granted of which 529,768 have vested, 432,084 have expired, 0 remain unvested and 58,706 have been exercised in total, of which 41,141 at an exercise price of $31.8 per share, 3,058 at an exercise price of $58.7 per share, 6,315 at an exercise price of $51.5 per share, 5,953 at an exercise price of $38.1 per share, and 2,239 at an exercise price of $34.40 per share.

Out of the 770,558 stock options granted and 250,000 share appreciation rights granted, 28,800 options were granted at an exercise price of $167.5 per share; 57,124 options were granted at an exercise price of $31.8 per share; 40,531 options were granted at an exercise price of $58.7 per share; 95,479 options were granted at an exercise price of $51.5 per share; 134,429 options were granted at an exercise price of $38.1 per share; 134,427 options were granted at an exercise price of $34.4 per share; 67,475 options were granted at an exercise price of $86.3 per share; 112,293 options were granted at an exercise price of $36.4 per share; and 100,000 options were granted at an exercise price of $12.0 per share. Total 250,000 share appreciation rights were granted at an exercise price of $12.0 per share.

Details of restricted stock and restricted stock units issued (post Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 1,656,203 restricted share units, shares of restricted stock and restricted stock units have been granted and 254,000 share appreciation rights have been granted, of which 1,204,739 have vested and in the aggregate 12,075 were forfeited during the years from 2007 until 2019. See Note 13 to the Consolidated Financial Statements, included herein.

Non-employee directors receive annual fees, effective January 1, 2014, in the amount of $80,000 each plus reimbursement of their out-of-pocket expenses. In addition, as of January 1, 2020, the non-executive serving as chairman of the Audit Committee receives an annual fee of $25,000, the two members of the Audit Committee (other than the Chairman) receive an annual fee of $20,000 each, the chairman of the Nominating and Governance Committee receives an annual fee of $20,000, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices

Board classes

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. In January 2015, Navios Holdings, following the resignation of Ted Petrone, appointed Shunji Sasada to its Board of Directors. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2021. The term of office of the second class of directors, consisting of Shunji Sasada and Spyridon Magoulas will expire in 2022. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2020. No directors are entitled to any benefits upon termination of their term.

Audit Committee

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

Nominating and Governance Committee

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

Compensation Committee

The board of directors has established a compensation committee of three independent directors, Messrs. Efstathios Loizos, who serves as a Chairman, Spyridon Magoulas and John Stratakis. The compensation committee is governed by a written charter, which was approved by the board of directors. The compensation committee is responsible for reviewing and approving the compensation of the Company’s executive officers, for establishing, reviewing and evaluating, in consultation with senior management, the long-term strategy of any employee compensation and approving any material change to existing compensation plans.

Special Committees

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

D. Employees

See “Crewing and Shore Employees” under Item 4. B. Business overview.

E. Share Ownership (post Reverse Stock Split)

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 6, 2020, based on 13,467,404 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(2)(3)	4,207,578	30.1%
George Akhniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than one percent

(1)	The business address of each of the individuals is c/o Navios Maritime Holdings Inc., 7 Avenue de Grande Bretagne, Office 11B2, Monte Carlo, MC 98000 Monaco.
(2)

Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of April 6, 2020, she had purchased approximately $10.0 million in value of common stock.

(3)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 502,242 options, each for one share, vested but not yet exercised.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders (post Reverse Stock Split)

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 6, 2020 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	4,207,578	30.1%
Renaissance Technologies LLC	825,033	6.18%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 502,242 options, each for one share, vested but not yet exercised.
(2)

As disclosed in a 13D Amendment dated August 30, 2019, Ms. Frangou has disclosed that she and her affiliates have pledged 14,511,171 (before the Reverse Stock Split) of the shares of common stock disclosed in the table above.

B. Related Party Transactions

Sale of Management: In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM, affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20.0 million (including assumption of liabilities) and five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3,700 per day per vessel for a two-year period which will increase thereafter by 3% annually, unless otherwise agreed, and administrative services, reimbursed at allocable cost. As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141.8 million (including post-closing adjustments). See also “NSM Loan” below.

Office Rent: The Company had entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria and Infraco Limited, all of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provided for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, Navios Holdings has no office lease obligations.

Purchase of Services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for each of the years ended December 31, 2019, 2018 and 2017 were $0 million for all periods. Included in the trade accounts payable at both December 31, 2019 and 2018 was an amount due to Acropolis of $0.1 million.

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

Total charter hire expense for all vessels for the years ended December 31, 2019, 2018 and 2017 was $0 million, $0 million and $0.7 million, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provided commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In February 2016, the Company amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,100 daily rate per Ultra-Handymax vessel; (ii) $4,200 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4,225 daily rate per Ultra-Handymax vessel; (ii) $4,325 daily rate per Panamax vessel; (iii) $5,250 daily rate per Capesize vessel; (iv) $6,700 daily rate per container vessel of TEU 6,800; (v) $7,400 daily rate per container vessel of more than TEU 8,000; and (vi) $8,750 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. For the period from January 1, 2019 to August 30, 2019 certain extraordinary fees and costs related to regulatory requirements under Navios Partners’ management agreement amounted to $7.6 million (for each of the years ended December 31, 2018 and 2017: $0 million) and are presented under the caption “Other income”. Drydocking expenses were reimbursed by Navios Partners at cost. Total management fees for the period from January 1, 2019 to August 30, 2019 and years ended December 31, 2018 and 2017, amounted to $44.3 million, $68.9 million and $62.2 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6,000 per owned MR2 product tanker and chemical tanker vessel, $7,000 per owned LR1 product tanker vessel and reduced the daily rate to $9,500 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,350 per MR2 product tanker and chemical tanker vessel; (ii) $7,130 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6,500 per MR2 product tanker and chemical tanker vessel; (ii) $7,150 per LR1 product tanker vessel; and (iii) $9,500 per VLCC through May 2020.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. For the period from January 1, 2019 to August 30, 2019, certain extraordinary fees and costs related to regulatory requirements under Navios Acquisition’s management agreement amounted to $8.2 million (for each of the years ended December 31, 2018 and 2017: $0 million) and are presented under the caption “Other income”. Drydocking expenses under this agreement were reimbursed at cost for all vessels. Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the management agreement also covered vessels acquired. Total management fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $72.6 million, $93.0 million and $95.0 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provided commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement was for a period of six years.

Management fees under this agreement were reimbursed at cost. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total management fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $14.5 million, $22.4 million and $21.5 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provided commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9,500 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement were reimbursed at cost for all vessels. The term of this agreement was for a period of five years. Total management fees for the years ended December 31, 2018 and 2017 amounted to $20.7 million and $20.8 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provided commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement was for a period of six years. Management fees under this agreement were reimbursed at cost. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total management fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $17.8 million, $22.2 million and $22.1 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, in April 2018 and in June 2018, Navios Holdings, provided commercial and technical management services to Navios Containers’ vessels The term of this agreement was for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination was received by either party. The fee for the ship management services provided by Navios Holdings was a daily fee of $6,100 per day for up to 5,500 TEU container vessels, $6,700 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7,400 per day for above 8,000 TEU and up to 10,000 TEU container vessels until the end of 2019. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. For the period from January 1, 2019 to August 30, 2019, certain extraordinary fees and costs related to regulatory requirements under Navios Containers’ management agreement amounted to $6.1 million and have been eliminated upon consolidation through August 30, 2019. Drydocking expenses under this agreement were reimbursed by Navios Containers at cost. Total management fees for the period from January 1, 2019 to August 30, 2019 amounted to $43.2 million and have been eliminated upon consolidation through August 30, 2019. From November 30, 2018 (date of obtaining control) until December 31, 2018, Navios Containers’ management fees amounted to $5.3 million and have been eliminated upon consolidation. Total management fees for the period from January 1, 2018 until November 30, 2018 and from April 28, 2017 (date of incorporation) until December 31, 2017 amounted to $48.5 million and $16.7 million, respectively, and are presented net under the caption “Direct vessel expenses”.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, and pursuant to the Management Agreement, NSM provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by NSM is a daily fee of $3,700 per day per owned vessel. This rate is fixed for a two-year period and will increase thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by NSM is a daily fee of $25 per day per chartered-in vessel. Drydocking expenses under this agreement will be reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for the period from August 30, 2019 to December 31, 2019 amounted to $14.4 million and are presented under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20.0 million by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2019, Navios Partners has submitted one claim under this agreement to the Company. As of June 30, 2019 and December 31, 2018, the fair value of the claim was estimated at $14.4 million and $18.0 million, respectively and the change in estimate of the guarantee claim of $3.6 million and $2.0 million and was included in “Other income”, for the years ended December 31, 2019 and 2018, respectively. As at December 31, 2019 the outstanding balance of the claim was $10.0 million. The final settlement of the amount due will be made at specific dates, in accordance with a signed letter of agreement between the parties.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provided administrative services to Navios Partners. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017, amounted to $6.8 million, $9.3 million and $8.4 million, respectively.

Navios Holdings provided administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020, pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $7.5 million, $8.8 million and $9.0 million, respectively.

Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the administrative services agreement also covered vessels acquired.

Navios Holdings provided administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $0.8 million, $1.0 million and $1.0 million, respectively. The general and administrative fees for these periods have been eliminated upon consolidation. Total general and administrative fees charged for the period from August 30, 2019 to December 31, 2019 amounted to $0.4 million.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provided administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement was for a period of six years. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $1.1 million, $1.3 million and $1.2 million, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provided administrative services to Navios Midstream. The term of this agreement was for a period of five years. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018 and 2017 amounted to $1.5 million for all periods.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provided administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement was for a period of six years. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees charged for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018, and 2017 amounted to $1.6 million, $2.0 million and $1.8 million, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provided administrative services to Navios Containers. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement was for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination was received by either party. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total general and administrative fees attributable to this agreement for the period from January 1, 2019 to August 30, 2019 amounted to $5.3 million and have been eliminated upon consolidation through August 30, 2019. From November 30, 2018 (date of obtaining control) until December 31, 2018, Navios Containers’ general and administrative expenses amounted to $0.6 million and have been eliminated upon consolidation. Total general and administrative expenses for the period ended November 30, 2018 and December 31, 2017 amounted to $5.4 million and $1.9 million, respectively.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to the Administrative Services Agreement, NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the period from August 30, 2019 to December 31, 2019, amounted to $3.0 million.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to NSM as of December 31, 2019 amounted to $1.4 million (December 31, 2018: $0 million), and the Long-term receivable from NSM amounted to $5.3 million (December 31, 2018: $0 million). Balance due to Navios Partners as of December 31, 2019 amounted to $5.0 million (December 31, 2018: $34.8 million), and the Long-term payable to Navios Partners amounted to $5.0 million in relation to the Navios Partners Guarantee (December 31, 2018: $17.9 million). Balance due from Navios Acquisition as of December 31, 2019 amounted to $1.5 million and related to declared dividend (December 31, 2018: $10.1 million), and the Long-term payable to Navios Acquisition amounted to $0 million (December 31, 2018: $13.8 million). Balance due from Navios Containers as of December 31, 2019 amounted to $0 million (December 31, 2018: $4.1 million) and the Long-term payable to Navios Containers amounted to $0 million (December 31, 2018: $7.9 million) and were eliminated upon consolidation through August 30, 2019. Prior to the Transaction the balances mainly consisted of management fees, administrative fees, drydocking, ballast water treatment system and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates. As of December 31, 2019 the balance mainly consisted of management fees, prepaid to NSM in accordance with the Management agreement and other amounts payable to affiliates.

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

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings and Navios Partners and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2019, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners is reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3 included elsewhere in this Annual Report, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2019, and 2018, the unamortized deferred gain for all vessels and rights sold totaled $6.3 million and $8.1 million, respectively. For the years ended December 31, 2019, 2018 and 2017, Navios Holdings recognized $1.8 million, $1.8 million and $1.9 million of the deferred gain, respectively, in “Equity in net (losses)/earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018, December 20, 2018 and February 1, 2019 for the purchase up to a total of 1,754,981 general partnership units.

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

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60.0 million. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2019 and 2018, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21.0 million from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Following the liquidation, the balance due from Navios Europe I as of December 31, 2019 was $0 million. As a result of this liquidation, Navios Holdings received the outstanding receivable amount of $13.4 million, in December 2019. Balance due from Navios Europe I as of December 31, 2018 was $12.0 million, which included the net current receivable amount of $7.8 million mainly consisting of management fees, drydocking, ballast water treatment system and other expenses and accrued interest income earned under the Navios Revolving Loans I and other expenses and the non-current amount receivable of $4.2 million related to the accrued interest income earned under the Navios Term Loans I.

The Navios Revolving Loans I and the Navios Term Loans I earned interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

As of December 31, 2019 and 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $0 million and $19.1 million, respectively, under the caption “Loan receivable from affiliate companies”. During 2018, Navios Holdings funded with $8.0 million Navios Europe I under the Navios Revolving Loans I. During 2019, Navios Holdings funded with $4.0 million Navios Europe I under the Navios Revolving Loans I.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21.4 million for a total consideration of $33.5 million, comprised of $4.1 million in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29.4 million (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the

Company recognized a long-term liability of $33.5 million, including a premium of $12.1 million which will be amortized through “Interest income” over the term of the loans, until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings could be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. As of December 31, 2019 and 2018, the balance payable to Navios Partners amounted to $0 million and $35.4 million, respectively, including the unamortized premium of $0 million and $8.4 million, respectively.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2019, amounted to $20.7 million (December 31, 2018: $5.3 million), which included the net current receivable amount mainly consisting of $13.2 million (December 31, 2018: $0.5 million net current payable) of accrued interest income earned under the Navios Revolving Loans II and the net non-current amount receivable of $7.6 million (December 31, 2018: $5.8 million) related to the accrued interest income earned under the Navios Term Loans II.

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2019, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16.9 million (December 31, 2018: $16.9 million), under the caption “Loan receivable from affiliate companies.” As of December 31, 2019, the amount undrawn from the Navios Revolving Loans II was $4.5 million, of which Navios Holdings may be required to fund an amount ranging from $0 to $4.5 million.

Secured credit facility with Navios Logistics: On April 25, 2019, Navios Holdings entered into a secured credit facility of $50.0 million with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five subsidiaries of the Company that have entered into certain bareboat contracts. The credit facility is available in multiple drawings, has an arrangement fee of $0.5 million, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. In December 2019, Navios Holdings and Navios Logistics agreed to increase the amount by $20.0 million and amended the interest rate of the whole facility to 12.75% or 10.0% if certain conditions are met. The credit facility matures in April 2021 or December 2024 if certain conditions are met. As of March 3, 2020, the amount of $70.0 million was drawn under this facility of which $18.7 million was used to acquire the 2022 Notes from Navios Logistics and the remaining amount was used to repurchase 2022 Notes.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141.8 million (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliates to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the Company’s 11.25% Senior Secured Notes due 2022. The credit facility is repayable over a five-year period; of the total amount, $47.0 million is repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20.0 million of deferral may be outstanding during the first or second year and $10.0 million outstanding in the third year. The loan agreement provides for interest at 5% annually, and 7% annually for deferred principal amounts. During December 2019, Navios Holdings repaid the amount of $13.4 million under the terms of this facility.

As of December 31, 2019, the outstanding balance (including post-closing adjustment) was $128.4 million and the accrued interest was $2.2 million. Of the outstanding amount, $22.6 million is included in “Current portion of loan payable to affiliate companies”, due to deferral of $20.0 million for the period to December 31, 2020.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

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

B. Significant Changes

Not applicable.

Item 9. Listing Details

The principal trading market for our common stock has been the NYSE under the symbol “NM”. Our Series G and Series H trade on the NYSE under the symbols “NMPrG.” and “NMPrH.”

Item 10. Additional Information

A. Share Capital

Not applicable.

B. Memorandum of articles of association

Please refer to Exhibit 3.1 of Form F-1, filed with the Securities and Exchange Commission (“SEC”) on November 2, 2005 with file number 333-129382; Exhibit 99.1 of Form 6-K, filed on January 17, 2007 with file number 000-51047, which the Company hereby incorporates by reference and the following filings on Form 6-K or Form 8-A, as applicable, (file number 001-33311) filed with the SEC : Exhibit 99.2 of Form 6-K filed on October 6, 2008; Exhibit 3.1 of Form 6-K filed on July 7, 2009; Exhibit 3.1 of Form 6-K filed on September 22, 2009; Exhibit 3.1 of Form 6-K filed on September 24, 2009; Exhibit 3.1 of Form 6-K filed on February 4, 2010; Exhibit 1.1 of Form 6-K filed on November 15, 2010; Exhibit 1.1 of Form 6-K filed on December 22, 2010; Exhibit 3.3 of Form 8-A filed on January 24, 2014 and Exhibit 3.3 of Form 8-A filed on July 7, 2014, each of which the Company hereby incorporates by reference; Exhibit 1.1 of Form 6-K, filed on December 27, 2018.

C. Material Contracts

Refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 13 chartered-in vessels and five bareboat-in vessels, and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

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

On September 1, 2019 the Argentine government reinstated exchange controls and restrictions on transfers abroad that are currently in force. These new controls and restrictions apply to, among other things, the free access to the foreign exchange market for savings and investments, payments of debts in foreign currency, payment of dividends in foreign currency abroad, payment for imports of goods and services, and the obligation to settle the proceeds of exports of goods and services in the Argentina local exchange market.

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

U.S. Holders (as defined below) that use an accrual method of accounting for U.S. federal income tax purposes generally are required to include certain amounts in income no later than the time such amounts are reflected on certain applicable financial statements. The application of this rule may require the accrual of income earlier than would be the case under the general U.S. federal income tax rules described below. U.S. Holders that use an accrual method of accounting for U.S. federal income tax purposes should consult with their tax advisors regarding the potential applicability of this rule to their particular situation.

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2019 or for subsequent taxable years. However, no assurance can be given as to our current and future PFIC status, because such status requires an annual factual determination based upon the composition of our income and assets for the entire taxable year. The PFIC determination also depends on the application of complex U.S. federal income tax rules concerning the classification of our income and assets for this purpose, and there are legal uncertainties involved in determining whether the income derived from our chartering activities and from our logistics activities constitutes rental income or income derived from the performance of services. In Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. 2009), the Fifth Circuit held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. The IRS has announced, in an Action on Decision (AOD 2010-001), its nonacquiescence with the court’s holding in the Tidewater case and, at the same time, announced the position of the IRS that the vessel time charter agreements at issue in that case should be treated as service contracts. The IRS’ AOD, however, is an administrative action that cannot be relied upon or otherwise cited as precedent by taxpayers. We have not sought, and we do not expect to seek, an IRS ruling on this issue. As a result, the IRS or a court could disagree with our position. In addition, although we intend to conduct our affairs in a manner to avoid, to the extent possible, being classified as a PFIC with respect to any taxable year, we cannot assure you that the nature of our operations, or the nature or composition of our income or assets, will not change in the future, or that we can avoid PFIC status in the future.

As discussed below, if we are a PFIC for a taxable year during which you actually or constructively own our common stock, you generally would be subject to one of three different U.S. federal income tax regimes, depending on whether or not you make certain elections. Additionally, for each year during which we are treated as a PFIC and you actually or constructively own common stock you generally will be required to file IRS Form 8621 with your U.S. federal income tax return to report certain information concerning your ownership of our common stock. In the event that a person that is required to file IRS Form 8621 does not file such form, a substantial penalty may apply and, in addition, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed.

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

Tax Return Disclosure Requirements

Individual U.S. holders (and to the extent specified in applicable Treasury Regulations, certain individual non-U.S. holders and certain U.S. holders that are entities) that hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return, subject to certain exceptions (including an exception for foreign assets held in accounts maintained with U.S. financial institutions). Stock in a foreign corporation, including our common stock is a specified foreign asset for this purpose, unless such stock is held in an account maintained with a U.S. financial institution. Substantial penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult your own tax advisor regarding the filing of this form. Additionally, in the event that an individual U.S. holder (and to the extent specified in applicable Treasury Regulations, an individual non-U.S. holder or a U.S. entity) that is required to file IRS Form 8938 does not file such form, a substantial penalty may apply and, in addition, the statute of limitations on the assessment and collection of U.S. federal income taxes of such person for the related tax year may not close until three years after the date that the required information is filed. U.S. holders (including U.S. entities) and non-U.S. holders should consult their own tax advisors regarding their reporting obligations with respect to specified foreign assets.

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

Interest Rate Risk:

Debt Instruments — On December 31, 2019 and 2018, Navios Holdings had a total of $1,581.8 million and $1,843.9 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated and bears interest at a floating rate, except for the 2022 Senior Secured Notes, the 2022 Notes, the 2022 Logistics Senior Notes, the 2024 Notes, the NSM Loan and two Navios Logistics’ loans discussed in “Item 5.B Liquidity and Capital Resources” that bear interest at a fixed rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of December 31, 2019, the outstanding amount of the Company’s floating rate loan facilities was $264.9 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the 2022 Logistics Senior Notes, and one Navios

Logistics’ loans is fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2019 was $1,005.9 million, but do not affect their related interest expense. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2019, by $4.3 million.

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

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2019. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2019.

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

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2019. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2019, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2019 and 2018 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2019 and 2018 were $1.6 million and $1.7 million, respectively.

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

Audit-Related Fees

There were no audit-related fees billed in 2019 and 2018

Tax Fees

There were no tax fees billed in 2019 and 2018.

All Other Fees

There were no other fees billed in 2019 and 2018.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

In March and April of 2019, Navios Holdings repurchased 10,930 Series H for a total of approximately $4.2 million of cash consideration and a total of approximately $4.7 million in aggregate principal amount of 2024 Notes, and 8,841 Series G for a total of approximately $4.4 million of cash consideration and a total of approximately $3.9 million principal amount of 2024 Notes, pursuant to tender offers. Please refer also to Note 17 to the Consolidated Financial Statements included herein.

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

Item 16H.	Mine Safety disclosures

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-74 and are filed as part of this annual report.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.2	Bylaws of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

1.4	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit1.1 to the Registrant’s Form 6-K, filed on December 12, 2018).

2.1	Specimen Unit Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.3	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.4	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.5	Certificate of Designation, Preferences and Rights of SeriesB Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.6	Certificate of Designation, Preferences and Rights of SeriesC Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.7	Certificate of Designation, Preferences and Rights of SeriesD Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.8	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.8.1	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.8.2	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.8.3	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.8.4	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.8.5	Fifth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 17, 2017 (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.8.6	Sixth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.8.7	Seventh Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October31, 2018 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.9	Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November21, 2017, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on November 21, 2017).

2.9.1	First Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of March12, 2018 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.9.2	Second Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October31, 2018 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.10	Deposit Agreement, dated as of January21, 2014, by and among Navios Maritime Holdings Inc., The Bank of New York Mellon, and the holders from time to time of the American depositary receipts described therein (incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.11	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.12	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.13	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.14	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.15	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.16	Stockholders Rights Agreement dated as of February19, 2019 by and between Navios Maritime Holdings Inc. and Continental Stock Transfer& Trust Company (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 8-A (File No.001-33311), filed on February 19, 2019).

2.17	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.

4.1	Amendment to Omnibus Agreement, dated June29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.2	Facility Agreement for a $240.0 million term loan facility, dated June24, 2009, by and between Floral Marine Ltd., Nostos Shipmanagement Corp., Pandora Marine Inc., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit10.3 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.3	Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $154.0million, dated July 10, 2009, among Chilali Corp., Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on August 5, 2009).

4.4	Second Supplemental Agreement in relation to the Facility Agreement dated December 11, 2007 for a loan facility of up to $130.0 million, dated August 28, 2009, between Chilali Corp, Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.5	Facility Agreement in respect of a loan of up to $75.0 million, dated August 28, 2009, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed on October 8, 2009).

4.6	Facility Agreement for a $150.0 million term loan facility, dated as of April 7, 2010, by and between Amorgos Shipping Corporation, Andros Shipping Corporation, Antiparos Shipping Corporation, Ikaria Shipping Corporation, Kos Shipping Corporation, Mytilene Shipping Corporation, Deutsche Schiffsbank AG, Alpha Bank AE and Credit Agricole Corporate and Investment Bank (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.7	Facility Agreement for a $75.0 million term loan facility, dated as of April 8, 2010, by and between Sifnos Corporation, Skiathos Shipping Corporation, Syros Shipping Corporation, Fortis Bank and DVB Bank SE (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on April 8, 2010).

4.8	Facility Agreement in respect of a loan of up to $40.0 million, dated as of September 30, 2010, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on October 14, 2010).

4.9	Amended and Restated Loan Agreement relating to a facility of up to $120.0 million, by and between Portorosa Marine Corp., Floral Maritime Ltd., the banks and financial institutions listed therein and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 15, 2010).

4.10	Supplemental Agreement relating to the Facility Agreement dated as of June 24, 2009 for a term loan facility of up to $240.0 million, dated January 28, 2011, between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.11	Supplemental Agreement relating to the Facility Agreement dated as of September 30, 2010 for a term loan facility of up to $40.0 million, dated January 28, 2011, between Aramis Navigation Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.12	Supplemental Agreement relating to the Facility Agreement dated as of December 11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated January 28, 2011, between Rumer Holding Ld. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.13	Supplemental Agreement relating to the Facility Agreement dated as of August 28, 2009 (as amended) for a term loan facility of up to $75.0 million, dated January 28, 2011, between Kohylia Shipmanagement S.A., Ducale Marine Inc. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.14	Supplemental Agreement relating to the Amended and Restated Loan Agreement dated as of October 27, 2010 in respect of a loan facility of up to $120.0 million, dated January 28, 2011, between Portorosa Marine Corp., Floral Marine Ltd., the banks and financial institutions listed thereto and Dekabank Deutsche Girozentrale (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on February 4, 2011).

4.15	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.16	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.17	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.18	Shareholders’ Agreement, dated as of June17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.19	Facility agreement for a $42.0 million term loan facility, dated March23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.20	Fifth Supplemental Agreement relating to the Loan Agreement dated December11, 2007 (as amended) for a term loan facility of up to $154.0 million, dated March28, 2012, between Rumer Holding Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form6-K, filed on April 6, 2012).

4.21	Second Supplemental Agreement relating to the Facility Agreement dated June24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March30, 2012, between Notros Shipmanagement Corp., Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.22	Facility Agreement for a $40.0 million term loan facility, dated September19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.23	Loan Agreement, dated December13, 2013, between Navios Europe Inc., Navios Partners Europe Finance Inc., Navios Acquisition Europe Finance Inc. and Navios Holdings Europe Finance Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on March 3, 2014).

4.24	Facility Agreement for a $65.5 million term loan facility, dated June27, 2014, between Astra Maritime Corporation, Emery Shipping Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 23, 2014).

4.25	Loan Agreement in respect of a loan of up to $31.0 million, dated November6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

4.26	Fourth Supplemental Agreement relating to the Facility Agreement dated as of June24, 2009 (as amended) for a term loan facility of up to $240.0 million, dated March 31, 2015 between Nostos Shipmanagement Corp, Red Rose Shipping Corp. and Commerzbank AG (Incorporated by reference to Exhibit10.1 to the Registrant’s Form 6-K, filed on April 14, 2015).

4.27	Facility Agreement for a $41.0 million term loan facility, dated January5, 2016, Triangle Shipping Corporation, Esmeralda Shipping Corporation, Navios Maritime Holdings Inc. and DVB Bank SE. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on February 25, 2016).

4.28	Loan Agreement for a Loan of up to $16.125 million, dated as of November3, 2016, by and between Nostos Shipmanagement Corp. and Alpha Bank A.E (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 1, 2016).

4.29	Facility Agreement relating to a facility of up to $18,253,968.25, dated December 21, 2017, between Kleimar NV. and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 17, 2018).

4.30	Second Amendment to the Navios Maritime Holdings Inc. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on December 4, 2018).

4.31	Facility Agreement dated May 23, 2017 for a loan facility of up to $15.3 million, between Red Rose Shipping Corp. and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 20, 2018).

4.32	Facility Agreement dated February 14, 2018 for a loan facility of up to $28.745 million, between Aramis Navigation Inc., Iris Shipping Corporation, Jasmine Shipping Corporation and Crédit Agricole Corporate And Investment Bank (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 20, 2018).

4.33	Management Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc and Navios Shipmanagements Inc (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed September 4, 2019).

4.34	Administrative Services Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Inc. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed September 4, 2019).

4.35	Secured Loan Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc, as borrower and Navios Shipmanagement Holdings Corporation, as lender (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed September 4, 2019).

4.36	Purchase Agreement, dated August 30, 2019, by and among N Shipmanagement Acquisition Corp, Alegria Shiptrade Co., Olympos Maritime Ltd, Navios Maritime Holdings Inc. and Navios GP L.L.C. (Incorporated by reference to Exhibit 99.6 to the Registrant’s Form 6-K, filed September 4, 2019).

4.37	Articles of Amendment of the Amended and Restated Articles of Incorporation, as filed with the Registrar of Corporations of the Marshall Islands on December 27, 2018 (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed December 28, 2018).

4.38	Facility Agreement in respect of a loan up to $50.0 million, dated April 25, 2019, between Navios Maritime Holdings Inc. and Navios South American Logistics Inc.

4.39	Supplemental Agreement in relation to the Facility Agreement dated December 2, 2019 for a loan facility of up to $50.0 million dated April 25, 2019 among Navios Maritime Holdings Inc. and Navios South American Logistics Inc.

4.40	Bareboat Carter and Memorandum of Agreement, dated November 27, 2019, among Anchor Trans Inc., and Vernazza Shiptrade Inc, being a wholly owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Dream Canary.

4.41	Bareboat Charter and Memorandum of Agreement, dated February 13, 2020, between Lua Line S.A. and Okino Kaiun Co. and Roselite Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Navios Corali.

4.42	Stockholders Rights Agreement dated as of February 19, 2019 by and between Navios Maritime Holdings Inc. and Continental Stock Transfer & Trust Company (Incorporated by reference to Exhibit 4.1 to the Registrant’s Form 8A, filed February 19, 2019).

4.43	Indenture relating to the 9.75%Senior Notes due 2024, dated as of March 1, 2019, among Navios Maritime Holdings Inc., the issuer party thereto, and Wilmington Trust, National Association, as trustee.

4.44	First Supplemental Indenture relating to the 9.75% Senior Notes due 2024, dated as of April 18, 2019.

4.45	Shareholders’ Agreement, dated as of November 19, 2019, between Navios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A.

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2019 and 2018; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2019, 2018 and 2017; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2019, 2018 and 2017; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2019, 2018 and 2017; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name:Angeliki Frangou
Title: Chairman and Chief Executive Officer

Date: April 21, 2020

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

NAVIOS MARITIME HOLDINGS INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navios Maritime Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of comprehensive (loss)/income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting, appearing under Item 15 (b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

April 21, 2020

We have served as the Company’s (or its predecessor) auditor since 2002.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2019	December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	4, 12	$77,991	$137,882
Restricted cash	4, 11, 12	736	12,892
Accounts receivable, net	5	51,932	60,290
Due from affiliate companies	16	14,614	19,710
Inventories		10,489	27,746
Prepaid expenses and other current assets	6	12,239	40,190

Total current assets		168,001	298,710

Vessels, port terminals and other fixed assets, net	7	1,276,514	1,898,455
Deferred dry dock and special survey costs, net		26,599	25,122
Long-term receivable from affiliate companies	16	5,328	—
Loan receivable from affiliate companies	12, 16	24,495	46,089
Investments in affiliates	9, 19	64,352	91,111
Other long-term assets	9, 12, 14	49,071	23,736
Operating lease assets	15	264,005	—
Intangible assets other than goodwill	8	104,154	138,937
Goodwill	2, 19	160,336	160,336

Total non-current assets		1,974,854	2,383,786

Total assets		$2,142,855	$2,682,496

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$21,673	$78,947
Accrued expenses and other liabilities	8, 10, 16	51,180	123,652
Deferred income and cash received in advance	16	8,854	11,753
Operating lease liabilities, current portion	15	87,103	—
Due to affiliate companies	16	6,353	37,063
Current portion of loan payable to affiliate companies	11, 12, 16	24,715	—
Current portion of long-term debt, net	11, 12	25,395	69,051

Total current liabilities		225,273	320,466

Senior and ship mortgage notes, net	11, 12	1,170,679	1,272,108
Long-term debt, net of current portion	11, 12	236,635	474,848
Loan payable to affiliate companies, net of current portion	11, 12, 16	105,823	—
Other long-term liabilities and deferred income	16	5,958	19,063
Operating lease liabilities, net of current portion	15	226,329	—
Long-term payable to affiliate companies	16	5,000	67,154
Deferred tax liability	21	8,133	7,177

Total non-current liabilities		1,758,557	1,840,350

Total liabilities		1,983,830	2,160,816

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 23,242 and 46,302 issued and outstanding as of December 31, 2019 and 2018, respectively.	17	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 13,360,356 and 12,843,414 issued and outstanding as of December 31, 2019 and 2018, respectively.	17	1	1
Additional paid-in capital		641,765	686,671
Accumulated deficit		(597,916)	(434,739)

Total Navios Holdings stockholders’ equity		43,850	251,933

Noncontrolling interest		115,175	269,747

Total stockholders’ equity		159,025	521,680

Total liabilities and stockholders’ equity		$2,142,855	$2,682,496

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	19	$482,449	$505,686	$463,049
Administrative fee revenue from affiliates	16, 19	16,991	28,393	23,667
Time charter, voyage and logistics business expenses	16	(177,216)	(205,787)	(213,929)
Direct vessel expenses	16	(101,467)	(96,261)	(116,713)
General and administrative expenses incurred on behalf of affiliates	16	(16,991)	(28,393)	(23,667)
General and administrative expenses	16	(36,194)	(26,640)	(27,521)
Depreciation and amortization	7, 8, 19	(81,723)	(99,779)	(104,112)
Provision for losses on accounts receivable	5	(999)	(575)	(269)
Interest income	16, 19	10,662	8,748	6,831
Interest expense and finance cost	18, 19	(133,479)	(137,916)	(121,611)
Impairment loss/ loss on sale of vessels, net	7, 15	(156,106)	(200,657)	(50,565)
Gain/(loss) on bond and debt extinguishment	11	47,430	6,464	(981)
Gain on sale of assets	7	—	28	1,064
Gain on sale of business	3	9,802	—	—
(Loss on loss of control)/Bargain gain upon obtaining control	3	(61,741)	58,313	—
Other income	16, 22	44,750	14,500	6,140
Other expense	9, 22	(15,842)	(13,290)	(13,761)

Loss before equity in net earnings of affiliated companies		$(169,674)	$(187,166)	$(172,378)

Equity in net (losses)/earnings of affiliated companies	9, 16, 19	(9,185)	(80,205)	4,399

Loss before taxes		$(178,859)	$(267,371)	$(167,979)

Income tax (expense)/benefit	21	(1,475)	1,108	3,192

Net loss from continuing operations		$(180,334)	$(266,263)	$(164,787)

Net (loss)/income from discontinued operations		(4,118)	752	—

Net loss		$(184,452)	$(265,511)	$(164,787)

Less: Net income attributable to the noncontrolling interest		(7,658)	(3,207)	(1,123)

Net loss attributable to Navios Holdings common stockholders		$(192,110)	$(268,718)	$(165,910)

Loss attributable to Navios Holdings common stockholders, basic and diluted from continuing operations		$(149,490)	$(279,711)	$(175,298)

(Loss)/Income attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations		$(4,118)	$752	$—

Loss attributable to Navios Holdings common stockholders, basic and diluted	20	$(153,608)	$(278,959)	$(175,298)

Basic and diluted loss per share attributable to Navios Holdings common stockholders from continuing operations		(12.10)	(23.39)	(15.02)

Basic and diluted (loss)/earnings per share attributable to Navios Holdings common stockholders from discontinued operations		(0.33)	0.06	—

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(12.43)	$(23.33)	$(15.02)

Weighted average number of shares, basic and diluted	20	12,356,024	11,958,959	11,667,346

Other comprehensive income/(loss)
Unrealized holding gain on investments in-available-for-sale securities	9	—	—	2

Total other comprehensive income		$—	$—	$2

Total comprehensive loss		(184,452)	(265,511)	(164,785)
Comprehensive income attributable to noncontrolling interest		$(7,658)	$(3,207)	$(1,123)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(192,110)	$(268,718)	$(165,908)

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
OPERATING ACTIVITIES:
Net loss		$(184,452)	$(265,511)	$(164,787)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7,8	104,581	102,839	104,112
Amortization and write-off of deferred financing costs	18	8,242	7,880	6,391
Amortization of deferred drydock and special survey costs		11,714	13,828	14,727
Provision for losses on accounts receivable	5	999	575	269
Share based compensation	13	2,885	4,556	4,296
Gain on bond and debt extinguishment	11	(47,430)	(6,464)	(185)
Income tax expense/(benefit)	21	1,475	(1,108)	(3,192)
Loss in affiliates, net of dividends received	9,16	13,722	84,317	4,610
Loss on loss of control/(Bargain gain upon obtaining control)	3	61,741	(58,313)	—
Gain on sale of business/assets	3,7	(9,802)	(894)	(1,064)
Impairment loss/ loss on sale of vessels, net	7,15	156,106	200,657	50,565
Changes in operating assets and liabilities:
Decrease in accounts receivable		5,425	6,575	5,293
Decrease/(increase) in inventories		12,606	2,672	(1,681)
(Increase)/decrease in prepaid expenses and other assets		(10,753)	(19,171)	3,123
(Increase)/decrease in due from affiliate companies		(1,029)	(15,708)	15,651
Increase/(decrease) in accounts payable		47,491	(3,023)	(7,393)
(Decrease)/increase in accrued expenses and other liabilities		(15,855)	20,569	2,422
Decrease in operating lease liabilities, net		(3,078)	—	—
(Decrease)/increase in due to affiliate companies		(32,081)	(3,031)	23,980
(Decrease)/increase in deferred income and cash received in advance		(2,323)	(1,535)	1,847
Decrease in other long-term liabilities and deferred income		(966)	(6,318)	(43)
Payments for drydock and special survey costs		(23,106)	(7,755)	(10,824)

Net cash provided by operating activities		$96,112	$55,637	$48,117

INVESTING ACTIVITIES:
Proceeds from sale of business	3	3,000	—	—
(Impact to cash from deconsolidation/sale of business)/ Cash acquired upon obtaining control	3	(21,439)	24,400	—
Loan from/(to) affiliate company	16	8,000	(12,875)	(4,461)
Dividends from affiliate companies	9	4,379	5,838	7,298
Deposits for vessels, port terminals and other fixed assets	7	(4,504)	(12,572)	(36,589)
Proceeds from lease receivable		150	233	200
Proceeds from sale of asset	7	48,830	102,217	11,828
Acquisition of investments in affiliates	9	(8)	(6,305)	(7,638)
Acquisition of/additions to vessels	7	(74,294)	(46,395)	—
Purchase of property, equipment and other fixed assets	7	(5,166)	(11,444)	(10,279)
Deposit for option to acquire vessel	14	(15,415)	(15,234)	(2,724)

Net cash (used in)/provided by investing activities		$(56,467)	$27,863	$(42,365)

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
FINANCING ACTIVITIES:
Repurchase of preferred stock	17	$(10,228)	$—	$(571)
Issuance of capital surplus		(3)	—	—
Repayment of loan payable to affiliate companies	16	(13,420)	—	(55,132)
Proceeds from transfer of rights to affiliate company	9,16	—	—	4,050
Proceeds from long-term loans	11	129,022	56,919	125,495
Proceeds from issuance of senior and ship mortgage notes net of discount and debt issuance costs	11	—	—	291,218
Repayment of long-term debt and payment of principal	11	(146,887)	(94,298)	(48,600)
Repayment/repurchase of senior notes	11	(68,325)	(28,796)	(291,094)
Payments of obligations under capital leases	7	—	—	(12,374)
Debt issuance costs		(1,851)	(740)	(609)
Acquisition of treasury stock	17	—	(1)	—
Dividends paid to noncontrolling shareholders		—	—	(25,323)

Net cash used in financing activities		$(111,692)	$(66,916)	$(12,940)

(Decrease)/ Increase in cash and cash equivalents and restricted cash		(72,047)	16,584	(7,188)

Cash and cash equivalents and restricted cash, beginning of year		150,774	134,190	141,378

Cash and cash equivalents and restricted cash, end of year		$78,727	$150,774	$134,190

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$135,693	$121,902	$115,898
Cash paid for income taxes		$298	$485	$393
Non-cash investing and financing activities
Deposits for vessels, port terminals and other fixed assets	7	$—	$—	$(726)
Revaluation of vessels due to termination/restructuring of capital lease obligations	7	$—	$—	$5,243
Accrued interest income on loan receivable from affiliate company	16	$(2,948)	$(3,103)	$(2,643)
Accrued interest expense payable to affiliate company	11,16	$1,173	$1,071	$815
Acquisition of vessels, port terminals and other fixed assets	7	$—	$(1,662)	$(843)
Issuance of senior secured notes in exchange of preferred stock	17	$8,626	$—	$—
Loan payable to affiliate companies	16	$141,795	$—	$—
Long-term payable to affiliate company	9,16	$—	$—	$29,423
Transfers from deposits for vessels, port terminals and other fixed assets	7	$—	$49,421	$137,357
Transfers to other long-term assets		$—	$(26)	$—
Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations		$9,728	$(3,791)	$—
Net cash used in investing activities of discontinued operations		$(54,808)	$(24,763)	$—
Net cash provided by financing activities of discontinued operations		$42,164	$23,045	$—

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ Equity	Noncontrolling Interest	Total Stockholders’ Equity
Balance December 31, 2016	49,504	$—	11,713,141	$1	$678,542	$(256)	$—	$678,287	$125,266	$803,553
Net loss	—	—	—	—	—	(165,910)	—	(165,910)	1,123	(164,787)
Total other comprehensive income	—	—	—	—	—	—	2	2	—	2
Tender Offer—Redemption of preferred stock (Note 17)	(766)	—	62,581	—	(716)	145	—	(571)	—	(571)
Conversion of convertible preferred stock/ undeclared preferred dividend to common stock (Note 17)	(2,436)	—	179,015	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	84,333	—	4,296	—	—	4,296	—	4,296
Cancellation of shares (Note 17)	—	—	(423)	—	(6)	—	—	(6)	—	(6)
Dividends paid to Noncontrolling Shareholders	—	—	—	—	—	—	—	—	(25,323)	(25,323)

Balance December 31, 2017	46,302	$—	12,038,647	$1	$682,116	$(166,021)	$2	$516,098	$101,066	$617,164
Net loss	—	—	—	—	—	(268,720)	—	(268,720)	3,207	(265,513)
Total other comprehensive income	—	—	—	—	—	2	(2)	—	—	—
Cancellation of shares (Note 17)	—	—	(656)	—	(1)	—	—	(1)	—	(1)
Stock-based compensation expenses (Note 17)	—	—	805,423	—	4,556	—	—	4,556	—	4,556
Noncontrolling interest of Navios Containers (Note 3)	—	—	—	—	—	—	—	—	165,474	165,474

Balance December 31, 2018	46,302	$—	12,843,414	$1	$686,671	$(434,739)	$—	$251,933	$269,747	$521,680
Net loss	—	—	—	—	—	(192,110)	—	(192,110)	7,658	(184,452)
Tender Offer- Redemption of preferred stock (Note 17)	(19,771)	—	—	—	(47,788)	28,933	—	(18,855)	—	(18,855)
Conversion of convertible preferred stock to common stock (Note 17)	(3,289)	—	352,770	—	—	—	—	—	—	—
Issuance of capital surplus	—	—	(1,123)	—	(3)	—	—	(3)	—	(3)
Cancellation of shares (Note 17)	—	—	(3,379)	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	168,674	—	2,885	—	—	2,885	—	2,885
Navios Containers deconsolidation	—	—	—	—	—	—	—	—	(162,230)	(162,230)

Balance December 31, 2019	23,242	$—	13,360,356	$1	$641,765	$(597,916)	$—	$43,850	$115,175	$159,025

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE:NM) is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2019, Navios Holdings owned 63.8% of Navios Logistics.

Navios Containers

Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI) is a growth vehicle dedicated to the container sector of the maritime industry. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”.

On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings due to the fact that the general partner has exclusive management authority over Navios Containers’ operations, controls the appointment of three of the seven members of Navios Containers’ board of directors and has veto rights over certain significant actions of Navios Containers. The limited partners may not remove the general partner without the affirmative vote of at least 75% of the outstanding units (including units held by the general partner and its affiliates), voting as a single class. In addition, limited partners have no right to participate in the operation, management or control of Navios Containers’ business or transact any business in Navios Containers’ name. The general partner has the power to oversee and direct the partnership’s operations and to manage and determine the partnership’s strategies and policies on an exclusive basis and therefore, has the power to govern the financial and operating policies of Navios Containers. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers are consolidated under Navios Holdings. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for all the periods presented.

As a result, from August 30, 2019, Navios Containers is not a controlled subsidiary of the Company and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers.

As of December 31, 2019, Navios Holdings had a 3.7% ownership interest in Navios Containers.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containers, chartering its vessels under medium to long-term charters.

As of December 31, 2019 and following the sale of Navios Partners’ general partnership interest, referred to in Note 3, Navios Holdings owned an 18.5% interest in Navios Partners.

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2019, Navios Holdings’ ownership of the outstanding voting stock of Navios Acquisition was 30.6% and its economic interest was 31.0%.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I was engaged in the marine transportation industry through the ownership of five tanker and five container vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners had voting interests of 50%, 50% and 0%, respectively. On November 22, 2019, an agreement was reached to liquidate Navios Europe I (Refer to Note 16).

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

Change in accounting principles:

ASU 2016-02 Leases, ASC 842

On January 1, 2019, the Company adopted the requirements of ASU 2016-02 “Leases” as amended (“ASC 842” or the “new lease standard”). ASC 842 increases transparency and comparability among organizations by requiring a lessee to record right-of-use assets and related lease liabilities on its balance sheet when it commences an operating lease. The Company adopted ASC 842 using the modified retrospective transition method. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As provided by ASC 842, the Company elected to record the required cumulative effect adjustments to the opening balance sheet in the period of adoption rather than in the earliest comparative period presented. As a result, prior periods as reported by the Company have not been impacted by the adoption of ASC 842.

In connection with its adoption of ASC 842, the Company elected the “package of 3” practical expedients permitted under the transition guidance based on which the Company is allowed to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

Additionally, the Company elected the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

As required by ASC 842, the Company’s disclosures around its leasing activities have been significantly expanded to enable users of our consolidated financial statements to assess the amount, timing and uncertainty of cash flows arising from lease arrangements. Please refer to Note 15.

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

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one-half of the voting rights or otherwise has power to govern the financial and operating policies of the entity. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and Navios Containers (for the period consolidated from November 30, 2018 to August 30, 2019), which are 63.8% and 3.7% owned by Navios Holdings, respectively.

Discontinued Operations: Discontinued operations comprise the operations of a disposed component of an entity or a group of components of an entity if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. The Company determined that the disposal of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3, which resulted in loss of control and deconsolidation of Navios Containers from that date onwards, represented a strategic shift in Company’s business due to the fact that the Containers Business represented a reportable segment of the Company and has, therefore, recorded the results of its Containers Business operations as discontinued operations in the consolidated statements of comprehensive (loss)/ income for all the periods presented.

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

Affiliates included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliates and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2019 was 18.5%); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2019 was 31.0%); (iii) Navios Europe I and its subsidiaries (economic interest through liquidation in December 2019 was 47.5%); (iv) Navios Europe II and its subsidiaries (economic interest as of December 31, 2019 was 47.5%); (v) Navios Containers and its subsidiaries (economic interest as of November 30, 2018, date of obtaining control, and from August 30, 2019, date of loss of control and as of December 31, 2019 was 3.7%); and (vi) Acropolis Chartering and Shipping Inc. (“Acropolis”) (economic interest as of December 6, 2018, date of the sale of investment, was 35.0%).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries Included in the Consolidation:

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2019	2018	2017
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Containers L.P.	Holding Company	3.7%	Marshall Is.	1/1 – 8/29	11/30 -12/31	—
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	1/1 - 8/29	1/1 - 12/31	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	1/1 – 8/29	1/1 - 12/31	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 8/29	1/1 - 12/31	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2019	2018	2017
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rondine Management Corp.	Vessel Owning Company	100%	Marshall Is.	3/22 -12/31	—	—
Vernazza Shiptrade Inc.	Operating Company	100%	Marshall Is.	9/25 - 12/31	—	—
Navios Corporation Management Inc.	Operating Company	100%	Marshall Is.	7/4 - 8/29	—	—
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 -12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

				Statement of Operations
Company Name	Nature	Ownership Interest	Country of Incorporation	2019	2018	2017
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 8/30	1/1 - 12/31
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	1/1 - 8/30	1/1 - 12/31
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/3 -12/31
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	12/15 -12/31
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/12 - 12/31	—
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/15 - 12/31	—
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	2/13 - 12/31	—
Navios Maritime Containers GP LLC	Operating Company	100%	Marshall Is.	1/1 - 8/29	9/11 - 12/31	—
Navios Containers Management Inc.	Management Company	100%	Marshall Is.	1/1 - 8/29	1/1 - 12/31	—
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	11/7 - 12/31	—
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	12/4 - 12/31	—
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	10/11-12/31	—

(c)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliates, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets and operating lease assets to support impairment tests, impairment test for goodwill, provisions necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(e)

Restricted Cash: As of December 31, 2019 and 2018, restricted cash included $726 and $4,315 (of which $1,934 related to Navios Containers), respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities. Also included in restricted cash as of December 31, 2019 and 2018 are amounts held as security in the form of letters of guarantee or letters of credit totaling $10 and $1,577, respectively. As of December 31, 2018 restricted cash also included an amount of $7,000 concerning the proceeds from the sale of Navios Magellan held as cash collateral in an escrow account, following the vessel’s disposal and release from the 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). See also Note 11.

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

Depreciation is computed using the straight-line method over the useful life of the vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets, after considering the estimated residual value.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(i)

Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2019, 2018 and 2017 amounted to $1,960, $1,908 and $4,764, respectively.

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

During the fourth quarter of fiscal year 2019, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to the vessel and the carrying value of the related intangible assets, if applicable. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates, adjusted for outliers) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, management fees fixed until 2021 and thereafter assuming an annual increase of 3.0% every second year and a utilization rate of 99.6% based on the fleet’s historical performance.

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for two of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $84,584 for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to these vessels, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2018, the Company recorded an impairment loss of $179,186 for four dry bulk vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to these vessels, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2017, the Company recorded an impairment loss of $32,930 for one dry bulk vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs related to this vessel, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

(l)

Deferred Drydock and Special Survey Costs: The Company’s vessels, barges and pushboats are subject to regularly scheduled drydocking and special surveys which are carried out every 30 and 60 months, respectively, for ocean-going vessels, and up to every 72 to 96 months for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of drydocking and special surveys are deferred and amortized over the above periods or to the next drydocking or special survey date if such date has been determined. Unamortized drydocking or special survey costs of vessels, barges and pushboats sold are written-off to income in the year the vessel, barge or pushboat is sold.

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2019, 2018 and 2017, the amortization of deferred drydock and special survey costs from continuing operations was $11,067, $13,828 and $14,727, respectively.

(m)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs from continuing operations for each of the years ended December 31, 2019, 2018 and 2017 were $7,746, $7,866 and $6,391, respectively. See also Note 18.

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

As of December 31, 2019, the Company performed its impairments test for its reporting units within the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying value of its total net assets.

As of December 31, 2019, the Company performed step one of the impairment test for the Dry Bulk Vessel Operations reporting unit, which is allocated goodwill of $56,240. Step one impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required.

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

As of December 31, 2019, the Company performed step one of the impairment test for the Logistics Business, which is allocated goodwill of $104,096. Step one of the impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. Accordingly, no step two analysis was required. The future cash flows from the Logistics Business were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

No impairment loss was recognized for any of the periods presented.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of favorable lease terms, unfavorable lease terms, customer relationships, trade name and port terminal operating rights. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight-line method over 32 years. Navios Logistics’ trade name is being amortized under the straight-line method over 10 years, and was fully amortized as of December 31, 2019.

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight-line method.

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

During the fourth quarter of fiscal year 2019, management concluded that there were no circumstances which indicated that potential impairment of Navios Holdings’ intangible assets other than goodwill might exist. For the year ended December 31, 2019 and 2018, there were no impairment losses recognized for the Company’s intangible assets. As of December 31, 2017, the Company performed an assessment which indicated that the amortizable value of one of its favorable leases would not be

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

recoverable from the future undiscounted cash flows associated with the asset. As a result, the Company recognized an impairment loss of $3,397 in the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32
Favorable lease terms	1
Port terminal operating rights	47
Customer relationships	20

See also Note 3 and Note 8.

(o)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive (loss)/income. The foreign currency losses recognized under the caption “Other expense” in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2019, 2018 and 2017, were $967, $1,206 and $3,000, respectively.

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

Provisions for estimated losses on vessels under time charter were provided for in the period in which such losses were determined. As of December 31, 2019 and 2018, the balance for this provision was $0 and $1,604, respectively. In the transition to ASC 842, the right of use asset was adjusted for the carrying amount of the liability regarding the provision for losses on time charters and voyages in progress on that date.

(q)

Segment Reporting: Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company through August 30, 2019 had three reportable segments: the Dry Bulk Vessel Operations segment, the Logistics Business segment and the Containers Business segment. Following the reclassification of the results of Navios Containers as discontinued operations (Note 3), the Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics.

(r)	Revenue and Expense Recognition:

Revenue Recognition:

On January 1, 2018, the Company adopted the provisions of ASC 606, Revenue from Contracts with Customers (ASC 606) using the modified retrospective method, requiring to recognize the cumulative effect of adopting this guidance as an adjustment to the 2018 opening balance of retained earnings and not retrospectively adjusting prior periods. The comparative information has not

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

been restated and continues to be reported under the accounting standards in effect for those periods. The guidance provides a unified model to determine how revenue is recognized. In doing so, the Company makes judgments including identifying performance obligations in the contract, estimating the amount of variable consideration to include in the transaction price, and allocating the transaction price to each performance obligation. Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company’s contract revenues from time chartering and pooling arrangements are governed by ASC 842 “Leases”. See Note 15. Upon adoption of ASC 842, the timing and recognition of earnings from the pool arrangements and time charter contracts to which the Company is party did not change from previous practice. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. As a result of the adoption of these standards, there was no cumulative impact to the Company’s retained earnings at January 1, 2018.

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

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized in the period in which the variability is resolved. The allocation of such net revenue may be subject to future adjustments by the pool; however, such changes are not expected to be material.

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

Revenues from liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following tables reflect the revenue earned per category for the years ended December 31, 2019, 2018 and 2017:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2019	Logistics Business for the Year Ended December 31, 2019	Containers Business for the Year Ended December 31, 2019	Dry Bulk Vessel Operations for the Year Ended December 31, 2018	Logistics Business for the Year Ended December 31, 2018	Containers Business for the Year Ended December 31, 2018	Dry Bulk Vessel Operations for the Year Ended December 31, 2017	Logistics Business for the Year Ended December 31, 2017
COA/Voyage revenue	$3,727	$49,488	$—	$19,121	$35,623	$—	$38,273	$42,455
Time chartering revenue	250,187	76,680	89,925	278,591	72,689	12,053	199,945	84,063
Pooling arrangements revenue	—	—	—	—	—	—	8,025	—
Profit sharing revenue	—	—	—	(52)	—	—	3,205	—
Port terminal revenue	—	80,180	—	—	58,552	—	—	43,984
Storage fees (dry port) revenue	—	3,452	—	—	882	—	—	1,974
Dockage revenue	—	4,310	—	—	3,136	—	—	4,497
Sale of products revenue	—	9,384	—	—	32,508	—	—	32,572
Liquid port terminal revenue	—	4,032	—	—	3,739	—	—	2,841
Other	264	745	—	392	505	—	985	230

Total	$254,178	$228,271	$89,925	$298,052	$207,634	$12,053	$250,433	$212,616

Administrative fee revenue from affiliates: Administrative fee revenue from affiliates consisted of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliates (Refer to Note 16). Administrative services included: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues were recognized as the services were provided to affiliates. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by N Shipmanagement Acquisition Corp. and related entities (“NSM” or the “Manager”).

General and administrative expenses:

The general and administrative expenses incurred on behalf of affiliates were determined based on a combination of actual expenses incurred on behalf of the affiliates as well as a reasonable allocation of expenses that are not affiliate specific but incurred on behalf of all affiliates.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM, pursuant to an administrative services agreement dated August 29, 2019 (“Administrative Services Agreement”) NSM provides administrative services to Navios Holdings. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024 (see also Note 16).

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter, voyage and logistics business expenses are charterers’ liability insurances, provision for losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses. In the transition to ASC 842, the right of use asset was adjusted for the carrying amount of the liability regarding the provision for losses on time charters and voyages in progress on that date.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Direct Vessel Expenses: Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs net of related party management fees. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided to Navios Holdings’ vessels by NSM, pursuant to a management agreement dated August 29, 2019 (“Management Agreement”) (see also Note 16). The fee for the ship management services provided by the Manager is a daily fee of $3.7 per day per owned vessel. This rate is fixed for a two-year period and will increase thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by the Manager is a daily fee of $0.03 per day per chartered-in vessel. Drydocking expenses under this agreement will be reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024.

Prepaid Voyage Costs: Prepaid voyage costs relate to cash paid in advance for expenses associated with voyages. These amounts are recognized as expenses over the voyage or charter period.

(s)	Employee benefits:

Pension and Retirement Obligations-Crew: The Company’s ship-owning subsidiaries employed the crew on board under short-term contracts (usually up to nine months) and, accordingly, were not liable for any pension or post-retirement benefits. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, Navios Holdings does not employ any crew.

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece were protected by Greek labor law. According to the law, the Company was required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation was based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remained in the employment of the Company until normal retirement age, they were entitled to retirement compensation which was equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that would remain with the Company until retirement age was not known. The Company considered this plan equivalent to a lump sum defined benefit pension plan and accounted for it under relevant guidance on employer’s accounting for pensions. The Company was required to annually value the statutory terminations indemnities liability. Management obtained a valuation from independent actuaries to assist in the calculation of the benefits. The Company provided, in full, for the employees’ termination indemnities liability. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, this liability amounted to $0 at December 31, 2019 and to $1,550 at December 2018.

U.S. Retirement Savings Plan: The Company sponsored a 401(k) retirement savings plan, which was categorized as a defined contribution plan. The plan was available to full time employees who met the plan’s eligibility requirements. The plan permitted employees to make contributions up to 15% of their annual salary with the Company matching up to the first 6%. The Company made monthly contributions (matching contributions) to the plan based on amounts contributed by employees. Subsequent to making the matching contributions, the Company had no further obligations. The Company might make an additional discretionary contribution annually if such a contribution was authorized by the Board of Directors. The plan was administered by an independent professional firm that specialized in providing such services. See also Note 13. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these benefits are provided by NSM.

Other Post-Retirement Obligations: The Company had a legacy pension arrangement for certain Bahamian, Uruguayan and former Navios Corporation employees. The entitlement to these benefits was only to these former employees. The expected costs of these benefits were accrued each year, using an accounting methodology similar to that for defined benefit pension plans. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, the Company has no such arrangements.

Stock-Based Compensation: In February and December 2019, the Company authorized the grant of restricted common stock. In February 2019, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. See also Note 13.

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

Credit Risk: The Company closely monitors its exposure to customers and counterparties for credit risk. The Company has entered into the Management Agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Holdings. When negotiating on behalf of Navios Holdings various employment contracts, the Manager has policies in place to ensure that it trades with customers and counterparties with an appropriate credit history.

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

(v)

Income Taxes: The Company is a Marshall Islands corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On December 23, 2019, the Argentine government enacted the Law 27,541 that made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences, whose reversal is expected to occur in 2020 and 2021, and a rate of 25% on temporary differences remaining thereafter. Due to these changes in the rate of the income tax, the Company has recorded an income tax benefit of $2,837 during the year ended December 31, 2017, and an income tax expense of $208 during the year ended December 31, 2019, within the caption “Income tax (expense)/ benefit” in the consolidated statements of comprehensive (loss)/income.

(w)

Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $0 to its common stockholders during each year ended December 31, 2019, 2018 and 2017, and $0 to its preferred stockholders during each year ended December 31, 2019, 2018 and 2017. In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”). All inter-company dividends are eliminated upon consolidation.

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

For charters classified as operating leases where Navios Holdings or/and Navios Containers is regarded as the lessee, the expense is recognized on a straight-line basis over the rental periods of such charter agreements. The expense is included under the line item “Time charter, voyage and logistics business expenses”. In the transition to ASC 842, the right of use asset was adjusted for the carrying amount of the straight-line liability on that date.

Operating lease assets used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is based on the fair value of the asset. Navios Holdings determines the fair value of its assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest.

During the fourth quarter of fiscal year 2019, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ operating lease assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of operating lease assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each chartered-in vessel and compared it to operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat chartered-in vessels), management fees in accordance with the terms of management agreement (assuming an annual increase of 3.0% every second year for the bareboat chartered-in vessels).

As of December 31, 2019, our assessment concluded that step two of the impairment analysis was required for certain charter-in vessels, which involves a discounted cash flow analysis using the Company’s WACC. As a result, the Company recorded an impairment loss of $38,636, being the difference between the fair value of the operating lease asset and its carrying value, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

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

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers (following the deconsolidation) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition, Navios Europe I, Navios Europe II and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners, Navios Europe I, Navios Europe II and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company considers any decline to be “other-than-temporary”, then the Company would write down the carrying amount of the investment to its estimated fair value.

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

In December 2019, the Financial Accounting Standards Board (“FASB”) issued ASU 2019-12, Income Taxes (Topic 740), which modifies ASC 740 to simplify the accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company is currently assessing the impact that adopting this new accounting guidance will have on its consolidated financial statements.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

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

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The Company believes that this ASU will not have a material impact on its consolidated financial statements.

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. In November 2018, FASB issued ASU 2018-19 “Codification Improvements to topic 326, Financial Instruments-Credit Losses”. The amendments in this update clarify that operating lease receivables are not within the scope of ASC 326-20 and should instead be accounted for under the new leasing standard, ASC 842. In April 2019, FASB issued ASU 2019-04 “Codification Improvements to topic 326, Financial Instruments-Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments”. In May 2019, FASB issued ASU 2019-05, “Financial Instruments-Credit Losses (Topic 326): Targeted Transition Relief”. The amendments in this update provide entities that have certain instruments within the scope of Subtopic 326-20, Financial Instruments-Credit Losses-Measured at Amortized Cost, with an option to irrevocably elect the fair value option in Subtopic 825-10, Financial Instruments-Overall, applied on an instrument-by-instrument basis for eligible

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

instruments, upon adoption of Topic 326. The fair value option election does not apply to held-to-maturity debt securities. An entity that elects the fair value option should subsequently apply the guidance in Subtopics 820-10, Fair Value Measurement-Overall, and 825-10. In November 2019, FASB issued ASU 2019-10, “Financial Instruments—Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842)”. This update has been issued to apply changes in the effective dates for: (i) ASU 2016-13; (ii) ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities (Hedging); and (iii) ASU 2016-02. This update also amends the mandatory effective date for the elimination of Step 2 from the goodwill impairment test (ASU 2017-04). In December 2019, FASB issued ASU No. 2019-11, Codification Improvements to Topic 326, Financial Instruments—Credit Losses. This update introduced an expected credit loss model for the impairment of financial assets measured at amortized cost basis. That model replaces the probable, incurred loss model for those assets. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU does not have a material impact on the Company’s consolidated financial statements.

NOTE 3: SALE OF MANAGEMENT & CONSOLIDATION/DECONSOLIDATION OF NAVIOS CONTAINERS

Sale of Management

In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC (the “Transaction”) to NSM, affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20,000 (including assumption of liabilities). (Refer to Note 16).

As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company deconsolidated Navios Containers from August 30, 2019 onwards.

The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141,795 (including post-closing adjustments). See also in Note 16 “NSM Loan”.

The difference between the carrying value of the identifiable net liabilities sold as of August 30, 2019 and the loan payable to NSM assumed by Navios Holdings, and the sale proceeds, net of expenses, resulted in a gain on sale of $9,802.

The gain on sale was calculated as follows:

Proceeds received:
Cash consideration	3,000
Less: Transaction fees	$(1,088)

1,912
Carrying value of assets and liabilities:
Net liabilities derecognized	158,795
Loan payable to NSM assumed	(141,795)
Book value of general partner interest in Navios Partners	(3,212)
Book value of Other fixed assets	(6,213)
Lease liability, net	315

7,890

Gain on sale	$9,802

Consolidation/ Deconsolidation of Navios Containers

Navios Maritime Containers Inc. was incorporated in the Republic of the Marshall Islands on April 28, 2017 (date of inception) and on November 30, 2018, was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Holdings due to the fact that the general partner has exclusive management authority over Navios Containers’ operations, controls the appointment of three of the seven members of Navios Containers’ board of directors and has veto rights over certain significant actions of Navios Containers. The limited partners may not remove the general partner without the affirmative vote of at least 75% of the outstanding units (including units held by the general partner and its affiliates), voting as a single class. In addition, limited partners had no right to participate in the operation, management or control of Navios Containers’ business or transact any business in Navios Containers’ name. The general partner had the power to oversee and direct the partnership’s operations and to manage and determine the partnership’s strategies and policies on an exclusive basis and therefore, had the power to govern the financial and operating policies of Navios Containers. As of that date, the results of operations of Navios Containers were consolidated under Navios Holdings.

Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019 along with the sale of the management division, referred above, Navios Holdings deconsolidated Navios Containers from that date onwards in accordance with ASC 810. As a result, since August 30, 2019, Navios Containers is not a controlled subsidiary of the Company and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers.

The difference between the carrying value of Navios Containers’ identifiable net assets and noncontrolling interest derecognized as of August 30, 2019 amounted to $57,999 and the loss from the remeasurement of Navios Holdings’ interest in Navios Containers to its fair value of $2,527 amounted to $3,742 and are included in the caption “Loss on loss of control” in the consolidated statements of comprehensive (loss)/income. The fair value of the 1,263,276 shares of Navios Containers owned by Navios Holdings was determined by using the closing share price of $2.00 as of that date.

Amounts recorded in respect of discontinued operations in the years ended December 31, 2019 and 2018, respectively are as follows:

	Period from January 1 to August 30, 2019	Period from November 30 to December 31, 2018
Revenue	$89,925	$12,053
Time charter, voyage and port terminal expenses	(3,976)	(546)
Direct vessel expenses	(44,088)	(5,282)
General and administrative expenses	(6,706)	(873)
Depreciation and amortization	(22,858)	(3,060)
Interest expense and finance cost	(10,519)	(1,204)
Other expense, net	(5,896)	(336)

Net (loss)/income from discontinued operations	$(4,118)	$752

Less: Net loss/(income) attributable to the noncontrolling interest	$3,968	$(725)

Net (loss)/income attributable to Navios Holdings common stockholders	$(150)	$27

Navios Containers accounted for the control obtained in November 2018 as a business combination which resulted in the application of the “acquisition method”, as defined under ASC 805 Business Combinations, as well as the recalculation of Navios Holdings’ equity interest in Navios Containers to its fair value at the date of obtaining control and the recognition of a gain in the consolidated statements of comprehensive (loss)/income. The excess of the fair value of Navios Containers’ identifiable net assets of $229,865 over the total fair value of Navios Containers’ total shares outstanding as of November 30, 2018 of $171,743, resulted in a bargain gain upon obtaining control in the amount of $58,122. The fair value of the 34,603,100 total Navios Container’s shares outstanding as of November 30, 2018 was determined by using the closing share price of $4.96, as of that date.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table summarizes the fair value of Navios Containers outstanding shares, the fair value of assets and liabilities and the fair value of the noncontrolling interest in Navios Containers assumed on November 30, 2018:

Fair value of Navios Containers’ outstanding shares:
Fair value of Navios Holdings’ interest (3.7%)	$6,269
Fair value of noncontrolling interest (96.3%)	165,474

Total fair value of Navios Containers’ outstanding shares	171,743
Fair value of Navios Containers’ assets and liabilities:
Current assets (including cash and restricted cash of $24,400)	$27,705
Vessels	376,133
Favorable lease terms	31,342
Long term receivable from affiliate companies	7,313
Other long term assets	1,099
Long term debt assumed (including current portion)	(199,000)
Current liabilities	(14,727)

Fair value of Navios Containers’ net assets	229,865

Bargain gain upon obtaining control	$58,122

The transaction resulted in a bargain purchase gain as a result of the share price of Navios Containers trading at a discount to its net asset value (“NAV”).

The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which are among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable lease terms (intangible assets) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: 1) the contracted charter rate of the acquired charter over the remaining lease term compared to 2) the current market charter rates for a similar contract and 3) discounted using our weighted average cost of capital of 8.95%.

The intangible assets listed below as determined at the date of obtaining control were amortized under the straight-line method over the period indicated below:

	Weighted Average Amortization (years)	Amortization per Year
Favorable lease terms	1.4	$(22,391)

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2019	December 31, 2018
Cash on hand and at banks	$77,041	$131,432
Short-term deposits and highly liquid funds	950	6,450
Restricted cash	736	12,892

Cash and cash equivalents and restricted cash	$78,727	$150,774

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2019	December 31, 2018
Accounts receivable	$68,309	$76,376
Less: provision for doubtful receivables	(16,377)	(16,086)

Accounts receivable, net	$51,932	$60,290

Changes to the provisions for doubtful accounts are summarized as follows:

Allowance for doubtful receivables	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2017	$(19,437)	$(269)	$—	$(19,706)
Year ended December 31, 2018	$(19,706)	$(575)	$4,195	$(16,086)
Year ended December 31, 2019	$(16,086)	$(999)	$708	$(16,377)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of the Company’s revenue from continuing operations and are the same customers who accounted for 13.1% and 11.6%, respectively, of the Company’s revenue from continuing operations in the year ended December 31, 2018. For the year ended December 31, 2017, no customers accounted for more than 10% of the Company’s revenue.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2019	December 31, 2018
Prepaid voyage and operating costs	$5,726	$9,261
Claims receivable	3,826	22,224
Prepaid other taxes	1,012	2,682
Advances for working capital purposes	—	18
Other	1,675	6,005

Total prepaid expenses and other current assets	$12,239	$40,190

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

As of December 31, 2018, claims receivable include $11,571 related to insurance claim at the iron ore port terminal in Nueva Palmira, Uruguay.

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$1,930,950	$(521,535)	$1,409,415
Additions	—	(73,017)	(73,017)
Impairment losses	(104,157)	58,034	(46,123)
Disposals	(11,828)	—	(11,828)

Balance December 31, 2017	1,814,965	(536,518)	1,278,447

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Additions	398	(66,405)	(66,007)
Vessel impairment	(411,265)	212,399	(198,866)
Disposals	(101,717)	—	(101,717)
Vessel acquisition	22,385	(458)	21,927

Balance December 31, 2018	1,324,766	(390,982)	933,784
Additions	4,747	(48,812)	(44,065)
Vessel impairment	(274,067)	159,834	(114,233)
Disposals	(48,830)	—	(48,830)
Vessel acquisition	14,735	(44)	14,691

Balance December 31, 2019	$1,021,351	$(280,004)	$741,347

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$109,224	$(27,391)	$81,833
Additions	5,060	(5,237)	(177)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	251,641	(32,628)	219,013
Additions	2,530	(7,284)	(4,754)
Transfers from oil storage plant and port facilities for liquid cargoes	(629)	—	(629)
Transfers to other long-term assets	(26)	—	(26)
Disposals	(156)	137	(19)

Balance December 31, 2018	253,360	(39,775)	213,585
Additions	602	(7,186)	(6,584)

Balance December 31, 2019	$253,962	$(46,961)	$207,001

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$475,378	(150,038)	325,340
Additions	5,531	(17,603)	(12,072)
Disposals	(3,585)	3,585	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)

Balance December 31, 2017	472,081	(164,056)	308,025
Additions	3,581	(18,528)	(14,947)
Transfers	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421

Balance December 31, 2018	525,712	(182,584)	343,128
Additions	2,403	(19,038)	(16,635)
Write offs	(2,064)	866	(1,198)

Balance December 31, 2019	$526,051	$(200,756)	$325,295

Containerships (Navios Containers)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$—	$—	$—
Vessels upon obtaining control	376,133	(882)	375,251
Vessel acquisition	24,763	(35)	24,728

Balance December 31, 2018	400,896	(917)	399,979
Additions	1,715	(7,497)	(5,782)
Vessel acquisition	53,097	(649)	52,448
Navios Containers Deconsolidation	(455,708)	9,063	(446,645)

Balance December 31, 2019	$—	$—	$—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$13,936	$(9,423)	$4,513
Additions	531	(1,257)	(726)
Disposals	(75)	28	(47)
Write offs	(32)	32	—

Balance December 31, 2017	14,360	(10,620)	3,740
Additions	5,845	(1,572)	4,273
Write offs	(329)	295	(34)

Balance December 31, 2018	19,876	(11,897)	7,979
Additions	2,161	(1,056)	1,105
Write offs	(14,206)	7,993	(6,213)

Balance December 31, 2019	$7,831	$(4,960)	$2,871

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2016	$2,529,488	$(708,387)	$1,821,101
Additions	11,122	(97,114)	(85,992)
Impairment losses	(104,157)	58,034	(46,123)
Disposals	(15,488)	3,613	(11,875)
Write offs	(32)	32	—
Revaluation of vessels due to termination of capital lease obligation	(5,243)	—	(5,243)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	2,553,047	(743,822)	1,809,225
Vessels upon obtaining control	376,133	(882)	375,251
Additions	12,354	(93,789)	(81,435)
Vessel acquisition	47,148	(493)	46,655
Vessel impairment	(411,265)	212,399	(198,866)
Vessel disposals	(101,717)	—	(101,717)
Disposals	(156)	137	(19)
Write offs	(329)	295	(34)
Transfers from deposits for vessels, port terminals and other fixed assets	49,421	—	49,421
Transfers to other long-term assets	(26)	—	(26)

Balance December 31, 2018	2,524,610	(626,155)	1,898,455
Additions	11,628	(83,589)	(71,961)
Vessel acquisition	67,832	(693)	67,139
Vessel impairment	(274,067)	159,834	(114,233)
Vessel disposals	(48,830)	—	(48,830)
Write offs	(16,270)	8,859	(7,411)
Navios Containers Deconsolidation	(455,708)	9,063	(446,645)

Balance December 31, 2019	$1,809,195	$(532,681)	$1,276,514

Deposits for Vessels and Port Terminals Acquisitions

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $15,800. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five-year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the third quarter of 2020 through the fourth quarter of 2020. As of December 31, 2019, Navios Logistics had paid $4,046 for the construction of these barges, which are included within “Other long-term assets”.

As of December 31, 2019, Navios Logistics had paid $458 for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

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

Impairment loss/ loss on sale of vessels, net

During the year ended December 31, 2019, Navios Holdings recorded an impairment loss of $84,584 for two of its dry bulk vessels.

On January 15, 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Hios, a 2003-built Ultra Handymax vessel of 55,180 dwt, for a net sale price of $7,497, paid in cash. The impairment loss amounted to $7,429 (including $611 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/loss on sale of vessels, net”.

On September 19, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Primavera, a 2007-built Ultra Handymax vessel of 53,464 dwt, for a net sale price of $9,891, paid in cash. The loss due to sale amounted to $1,673 and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/loss on sale of vessels, net”.

On August 13, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Mercator, a 2002-built Ultra Handymax vessel of 53,553 dwt, for a net sale price of $6,664, paid in cash. The impairment loss amounted to $4,849 (including $490 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/loss on sale of vessels, net”.

On July 18, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Arc, a 2003-built Ultra Handymax vessel of 53,514 dwt, for a net sale price of $7,105, paid in cash. The impairment loss amounted to $5,149 (including $685 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/loss on sale of vessels, net”.

On June 11, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Vector, a 2002-built Ultra Handymax vessel of 50,296 dwt, for a net sale price of $6,860, paid in cash. The loss due to sale amounted to $10,039 (including $673 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/loss on sale of vessels, net”.

On May 3, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Equator Prosper, a 2000-built Capesize vessel of 171,191 dwt, for a net sale price of $11,520, paid in cash. The gain due to sale amounted to $1,784 and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/loss on sale of vessels, net”.

On March 26, 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Meridian, a 2002-built Ultra Handymax vessel of 50,316 dwt, for a net sale price of $6,790, paid in cash. The loss due to sale amounted to $5,531 (including $778 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/loss on sale of vessels, net”.

During the year ended December 31, 2018, Navios Holdings recorded an impairment loss of $179,186 for four of its dry bulk vessels.

In December 2018, Navios Holdings completed the sale to an unrelated third party, of the Navios Magellan, a 2000-built Panamax vessel of 74,333 dwt, for a total net sale price of $6,950 paid in cash. The loss due to the sale amounted to $5,402 (including $726 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In August 2018, Navios Holdings completed the sale to its affiliate, Navios Partners, of the Navios Mars, a 2016-built, 181,259 dwt vessel, and of the Navios Sphera, a 2016-built, 84,872 dwt vessel, for a total sale price of $79,000. The loss due to the sale amounted to $2,759 and is included in the consolidated statements of comprehensive (loss)/income under “Impairment loss/ loss on sale of vessels, net”.

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

Vessel Acquisitions

In August 2019, Navios Holdings acquired from an unrelated third party, a previously chartered-in vessel, Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, for a total acquisition cost of $14,735 which was paid in cash.

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

Navios Logistics

On November 12, 2018, Navios Logistics acquired approximately 3.5 hectares of undeveloped land located in Port Murtinho region, Brazil. Navios Logistics plans to develop this land for its port operations. As of December 31, 2019, Navios Logistics had paid $1,155 for the land acquisition.

On September 4, 2017, Navios Logistics signed an agreement for the construction of covers for dry barges for a total consideration of $1,115. As of December 31, 2019, Navios Logistics had paid the whole amount.

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

In February 2017, two self-propelled barges of the Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period. As of December 31, 2019 and 2018, the current portion of the outstanding receivable amounted to $96 and $174, respectively and is included in “Prepaid expenses and other current assets” and the non-current portion of the outstanding receivable amounted to $375 and $428, respectively and is included in “Other long-term assets” in the consolidated balance sheets. During the year ended December 31, 2017 gain on sale of assets of $1,075 was included in the statement of comprehensive (loss)/income within the caption of “Gain on sale of assets”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Containers

On April 23, 2019, Navios Containers purchased from an unrelated third party the Navios Constellation, a 2011-built of 10,000 TEU containership, for an acquisition cost of $53,097.

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

NOTE 8: INTANGIBLE ASSETS/LIABILITIES OTHER THAN GOODWILL

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2019

	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2019
Trade name (*)	$90,000	$(40,357)	$49,643
Port terminal operating rights	53,152	(12,837)	40,315
Customer relationships	35,490	(21,294)	14,196
Favorable lease terms	31,342	(16,855)	14,487
Navios Containers deconsolidation	(31,342)	16,855	(14,487)

Total Intangible assets	$178,642	$(74,488)	$104,154

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2018

	Acquisition Cost	Accumulated Amortization	Transfer/ Write off	Net Book Value December 31, 2018
Trade name	$100,420	$(47,966)	$—	$52,454
Port terminal operating rights	53,152	(11,838)	—	41,314
Customer relationships	35,490	(19,520)	—	15,970
Favorable lease terms(**)	32,492	(2,143)	(1,150)	29,199

Total Intangible assets	$221,554	$(81,467)	$(1,150)	$138,937

(*)	The decrease in cost basis and accumulated amortization includes $10,420 write off relating to Navios Logistics’ trade name which was fully amortized.
(**)

During the year ended December 31, 2018, acquisition costs of $1,150 of favorable lease terms were capitalized as part of the cost of one vessel due to the exercise of the purchase option (See also Note 2(n)). As of December 31, 2018, intangible assets associated with the favorable lease terms included an amount of $31,342 associated with the favorable lease terms of certain charter out contracts of Navios Containers which were recognized as of November 30, 2018 (see Note 3). During the year ended December 31, 2017, acquisition costs of $10,398 and accumulated amortization of $7,001 of favorable lease terms were considered impaired and were written off resulting in a loss of $3,397 included in the statement of comprehensive (loss)/income within the caption of “Impairment loss/ loss on sale of vessels, net”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Amortization Expense and Write Offs Year Ended December 31, 2019	Amortization Expense and Write Offs Year Ended December 31, 2018	Amortization Expense and Write Offs Year Ended December 31, 2017
Trade name	$2,811	$2,811	$3,853
Port terminal operating rights	999	950	727
Customer relationships	1,774	1,774	1,775
Favorable lease terms	—	—	4,038

Total	$5,584	$5,535	$10,393

The remaining aggregate amortization of acquired intangibles as of December 31, 2019 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$2,818	$2,811	$2,811	$2,811	$2,818	$35,574	$49,643
Port terminal operating rights	995	995	995	995	995	35,340	40,315
Customer relationships	1,775	1,775	1,775	1,775	1,775	5,321	14,196

Total amortization	$5,588	$5,581	$5,581	$5,581	$5,588	$76,235	$104,154

NOTE 9: INVESTMENTS IN AFFILIATES AND INVESTMENTS IN AVAILABLE –FOR–SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest.

On April 25, 2019, Navios Partners announced a 1-for-15 reverse stock split of its issued and outstanding shares of common units and general partners units. The reverse stock split was effective on May 21, 2019. All issued and outstanding shares of common units and general partner units contained to the notes to the consolidated financial statements until May 21, 2019, are presented before reverse stock split.

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

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of Navios Partners’ common units over a two-year period. As of December 31, 2019, Navios Partners had repurchased 4,694,279 common units.

In February 2019, Navios Partners issued 380,952 of restricted common units to Navios Partners’ directors and/or officers. Concurrently, Navios Holdings acquired 7,775 common units in Navios Partners in order to maintain its 2.0% general partner interest for a cash consideration of $8.

Following the sale of Navios Partners general partnership interest effected on August 30, 2019, referred to in Note 3, as of December 31, 2019, Navios Holdings held a total of 2,070,216 (post reverse stock split) common units representing a 18.5% interest in Navios Partners, and the investment in Navios Partners is accounted for under the equity method. Incentive distribution rights are held by Navios GP L.L.C.

As of December 31, 2019 and 2018, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $101,492 and $126,034, respectively. As a result of the OTTI loss recorded as at December 31, 2018, the Company has recomputed this difference which is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Partners’ tangible and intangible assets.

As of December 31, 2019 and 2018, the carrying amount of the investment in Navios Partners was $35,116 and $29,328, respectively. During the years ended December 31, 2019, 2018 and 2017, the Company recognized an OTTI loss of $0, $55,524 and $0, respectively relating to its investment in Navios Partners and the amounts are included in “Equity in net (losses)/earnings of affiliated companies”.

Total equity method income/(loss) and amortization of deferred gain of $13,526, $16,171 and $12,570, excluding OTTI loss, were recognized in “Equity in net (losses)/earnings of affiliated companies” for the years ended December 31, 2019, 2018 and 2017, respectively.

Dividends received during the years ended December 31, 2019, 2018, and 2017 were $2,692, $2,068, and $0, respectively.

As of December 31, 2019, the market value of the investment in Navios Partners was $38,547.

Acropolis

On December 6, 2018, Navios Holdings completed the sale of its investment in Acropolis for a cash consideration of $1,000 resulting in a gain of $866 which is included in “Other income”. The amount of $500 of the cash consideration was received in December 2018 and the remaining amount of $500 was received in December, 2019. Navios Holdings, until the sale of its investment, had a 50% interest in Acropolis, a brokerage firm for freight and shipping charters. Although Navios Holdings owned 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends would be allocated 35% to the Company with the balance to the other shareholder. As of December 31, 2019 and 2018, the carrying amount of the investment was $0 for both periods. Dividends received for each of the years ended December 31, 2019, 2018, and 2017 were $0, $170 and $55, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Acquisition

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of December 31, 2019, Navios Acquisition had repurchased 735,251 shares of common stock.

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

As of December 31, 2019, Navios Holdings had a 30.6% voting and a 31.0% economic interest in Navios Acquisition.

As of December 31, 2019 and 2018, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $79,477 and $87,500, respectively. As a result of the OTTI loss recorded as at June 30, 2019, the Company has recomputed this difference which is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Acquisition tangible and intangible assets.

As of December 31, 2019 and 2018, the carrying amount of the investment in Navios Acquisition was $19,894 and $50,374, respectively. During the year ended December 31, 2019, the Company recognized an OTTI loss of $13,543 relating to its investment in Navios Acquisition and the amount was included in “Equity in net (losses)/earnings of affiliated companies”.

Total equity method loss of $(11,098), $(43,378) and $(9,875), excluding OTTI loss, were recognized in “Equity in net (losses)/earnings of affiliated companies” for the years ended December 31, 2019, 2018, and 2017, respectively.

Dividends received for each of the years ended December 31, 2019, 2018 and 2017 were $4,379, $5,838 and $14,595, respectively.

As of December 31, 2019, the market value of the investment in Navios Acquisition was $41,354.

Navios Europe I

On December 18, 2013, Navios Europe I acquired ten vessels for aggregate consideration consisting of (i) cash (which was funded with the proceeds of senior loan facilities (the “Senior Loans I”) and loans aggregating to $10,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe I) (collectively, the “Navios Term Loans I”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan I”). In addition to the Navios Term Loans I, Navios Holdings, Navios Acquisition and Navios Partners would also make available to Navios Europe I revolving loans up to $24,100 to fund working capital requirements (collectively, the “Navios Revolving Loans I”). In December 2018, the amount of the Navios Revolving Loans I increased by $30,000.

On an ongoing basis, Navios Europe I was required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans I) according to a defined waterfall calculation.

Navios Holdings had evaluated its investment in Navios Europe I under ASC 810 and had concluded that Navios Europe I was a VIE and that it was not the party most closely associated with Navios Europe I and, accordingly, was not the primary beneficiary of Navios Europe I.

Navios Holdings had further evaluated its investment in the common stock of Navios Europe I under ASC 323 and had concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Europe I and, therefore, its investment in Navios Europe I had been accounted for under the equity method.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The initial amount provided for in Navios Europe I of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference had been amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Europe I. As of December 31, 2019 and December 31, 2018, the unamortized basis difference of Navios Europe II was $0 and $3,357, respectively.

As of December 31, 2019, the Company received in cash all balances relating to Navios Europe I following the liquidation of the structure (Note 16). As of December 31, 2018, the estimated maximum potential loss by Navios Holdings in Navios Europe I would have been $35,069, which represents the Company’s carrying value of its investment and balance of Navios Term Loans I of $8,994 including accrued interest, plus the Company’s balance of the Navios Revolving Loans I of $26,075, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans I.

Income/(Loss) of $0, $0 and $(1,089) was recognized in “Equity in net (losses)/earnings of affiliated companies” for the years ended December 31, 2019, 2018 and 2017, respectively.

As of December 31, 2019 and 2018 the carrying amount of the investment in Navios Europe I and the balance of Navios Term Loans I was $0 and $4,750, respectively.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners will also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). The Navios Term Loans II will be repaid from the future sale of vessels owned by Navios Europe II. In March 2017, the amount of the Navios Revolving Loans II increased by $14,000. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. On December 31, 2019, Navios Holdings had a $44,300 receivable from Navios Europe II. The structure is expected to be liquidated during the second quarter of 2020.

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

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference is amortized through “Equity in net (losses)/earnings of affiliated companies” over the remaining life of Navios Europe II. As of December 31, 2019 and December 31, 2018, the unamortized basis difference of Navios Europe II was $5,128 and $6,069, respectively.

As of December 31, 2019 and 2018, the estimated maximum potential loss by Navios Holdings in Navios Europe II would have been $44,300 and $29,370, respectively, which represents the Company’s carrying value of its investment and balance of Navios Term Loans II of $14,208 and $12,432, respectively, plus the Company’s balance of the Navios Revolving Loans II of $30,092 and $16,938, respectively, including accrued interest, and does not include the undrawn portion of the Navios Revolving Loans II.

Income of $1,775, $2,032 and $2,456 was recognized in “Equity in net (losses)/earnings of affiliated companies” for the years ended December 31, 2019, 2018 and 2017, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2019 and December 31, 2018, the carrying amount of the investment in Navios Europe II and the balance of Navios Terms Loans II was $6,650 for both periods.

Navios Containers (Consolidated from November 30, 2018 to August 30, 2019)

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

Navios Holdings until November 30, 2018 had evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Maritime Containers Inc. and, therefore, its investment in Navios Maritime Containers Inc. was accounted for under the equity method.

As of December 31, 2019, and following the above mentioned placements and the conversion of Navios Maritime Containers Inc. into a limited partnership, Navios Holdings owned 3.7% of the equity of Navios Containers.

Following the sale of Navios Containers general partnership interest effected on August 30, 2019, referred in Note 3, Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers is accounted for under the equity method.

Total equity method income of $155, $417 and $161 were recognized in “Equity in net (losses)/earnings of affiliated companies” for the period from August 30, 2019 (date of loss of control) to December 31, 2019, for the period from January 1, 2018 to November 30, 2018 (date of obtaining control) and for the year ended December 31, 2017, respectively.

As of December 31, 2019, the carrying amount of the investment in Navios Containers was $2,682.

As of December 31, 2019, the market value of the investment in Navios Containers was $2,716.

Following the results of the significant tests performed by the Company, it was concluded that two affiliates met the significant threshold requiring summarized financial information of all affiliated companies being presented.

Summarized financial information of the affiliated companies is presented below:

	December 31, 2019					December 31, 2018
Balance Sheet	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Containers	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II
Cash and cash equivalents, including restricted cash	$30,402	$44,051	$—	$27,431	$18,109	$61,455	$46,609	$19,160	$27,544
Current assets	$75,990	$114,008	$—	$32,249	$29,450	$111,112	$103,978	$22,732	$33,479
Non-current assets	$1,177,527	$1,441,947	$—	$179,688	$430,852	$1,203,021	$1,523,406	$139,955	$195,805
Current liabilities	$79,784	$241,939	$—	$57,078	$71,397	$52,333	$92,159	$83,059	$39,150
Long- term debt including current portion, net	$489,028	$1,173,117	$—	$89,025	$245,658	$507,485	$1,205,837	$64,818	$99,153
Non-current liabilities	$445,714	$1,000,164	$—	$163,123	$198,925	$485,047	$1,154,873	$61,035	$168,195

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	December 31, 2019
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Containers
Revenue	$219,379	$280,117	$36,822	$46,718	$141,532
Net (loss)/ income before non-cash change in fair value of Junior Loan I and Junior Loan II	$(62,134)	$(65,707)	$(18,575)	$(30,203)	$7,507
Net (loss)/income	$(62,134)	$(65,707)	$(18,575)	$(30,203)	$7,507

	December 31, 2018				December 31, 2017
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Containers
Revenue	$231,361	$187,946	$34,885	$49,870	$211,652	$227,288	$37,468	$38,633	$39,188
Net (loss)/ income before non-cash change in fair value of Junior Loan I and Junior Loan II	$(13,081)	$(82,233)	$(22,881)	$(12,899)	$(15,090)	$(75,153)	$(20,778)	$22,749	$2,638
Net (loss)/income	$(13,081)	$(82,233)	$(3,197)	$(12,169)	$(15,090)	$(75,153)	$9,762	$(9,086)	$2,638

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

As of December 31, 2019 and 2018, the carrying amount of the AFS Securities related to STX was $189 and $192, respectively and was recorded under “Other long-term assets” in the consolidated balance sheet. During the year ended December 31, 2019, the unrealized holding losses related to these AFS Securities included in “Other expense” was $3. During the year ended December 31, 2018, the unrealized holding losses related to these AFS Securities included in “Other expense” was $46.

NOTE 10: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2019 and 2018 consisted of the following:

	December 31, 2019	December 31, 2018
Payroll	$6,701	$15,264
Accrued interest	35,926	40,903
Accrued voyage expenses	—	3,643
Accrued running costs	—	42,212
Provision for estimated losses on vessels under time charter	—	1,604
Audit fees and related services	234	292
Accrued taxes	8,002	6,268
Professional fees	317	1,251
Other accrued expenses	—	12,215

Total accrued expenses	$51,180	$123,652

NOTE 11: BORROWINGS

Borrowings as of December 31, 2019 and 2018 consisted of the following:

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings borrowings	December 31, 2019	December 31, 2018
HCOB ($15,300)	11,475	13,005
Loan Facility Credit Agricole ($28,745)	—	26,415
Loan Facility Credit Agricole ($23,000)	12,600	12,031
Loan Facility Credit Agricole ($23,000)	12,900	12,350
Loan Facility DVB Bank SE ($72,000)	41,073	45,741
Loan Facility DVB Bank SE ($40,000)	5,556	15,333
Loan Facility Alpha Bank ($31,000)	22,000	23,800
Loan Facility Alpha Bank ($16,125)	14,025	15,125
2022 Senior Secured Notes	305,000	305,000
2022 Notes	497,604	614,339
2024 Notes	8,626	—
NSM Loan (incl. $2,163 accrued interest)	130,538	—

Total Navios Holdings borrowings	$1,061,397	$1,083,139

Navios Logistics borrowings	December 31, 2019	December 31, 2018
2022 Logistics Senior Notes	$375,000	$375,000
Navios Logistics Notes Payable	22,469	26,875
Navios Logistics BBVA Loan Facility	14,275	19,300
Navios Logistics Alpha Bank Loan	10,500	11,900
Navios Logistics Term Loan B Facility	98,000	99,000
Navios Logistics Credit Agreement	—	5,909
Other long-term loans	115	184

Total Navios Logistics borrowings	$520,359	$538,168

Navios Containers borrowings	December 31, 2019	December 31, 2018
ABN AMRO Bank N.V. ($50,000)	$—	$50,000
BNP Paribas ($25,000)	—	23,611
BNP Paribas ($24,000)	—	29,464
HCOB ($36,000)	—	32,000
Navios Containers Financial liability ($119,000)	—	87,530

Total Navios Containers borrowings	$—	$222,605

Total	December 31, 2019	December 31, 2018
Total borrowings	$1,581,756	$1,843,912
Less: current portion, net	(50,110)	(69,051)
Less: deferred finance costs and discount, net	(18,509)	(27,905)

Total long-term borrowings	$1,513,137	$1,746,956

Navios Holdings Debt

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022 (the “2022 Senior Secured Notes”), at a price of 97%.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Maritime Containers Inc., as well as by the vessel Navios Azimuth. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes. The net proceeds of the offering were used to complete a cash tender offer for its Co-Issuers’ then outstanding 8.125% Senior Notes due 2019 described below (the “2019 Notes”) and to redeem notes not purchased in the tender offer, including the payment of related fees and expenses and any redemption premium. The effect of this transaction was the recognition of a $2,695 extinguishment loss in the consolidated statements of comprehensive (loss)/income under “Gain/(loss) on bond and debt extinguishment” in the year ended December 31, 2017.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliates, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of December 31, 2019.

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

Ship Mortgage Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of its 2022 Notes. During September 2018, the Company repurchased $35,661 of its 2022 Notes for a cash consideration of $28,796 resulting in a gain on bond extinguishment of $6,464, net of deferred fees written-off. During 2019, Navios Logistics repurchased $35,500 in par value of the 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $17,642. During 2019, the Company repurchased $81,235 in par value of its 2022 Notes for a cash consideration of $50,683. These transactions resulted in a gain on bond extinguishment of $47,430, net of deferred fees written-off. (Refer to Note 16, “Secured credit facility with Navios Logistics”). During 2020, the Company repurchased $20,782 in par value of its 2022 Notes for a cash consideration of $9,443 resulting in a gain on bond extinguishment of $11,204, net of deferred fees written-off.

The 2022 Notes are senior obligations of Navios Holdings and Navios Maritime Finance II (US) Inc. (the “2022 Co- Issuers”) and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018 and in March 2019, Navios Magellan and Navios Meridian, respectively, were released from the 2022 Notes and the total proceeds of $14,000 were restricted in an escrow account and considered as a cash collateral. In May 2019 and June 2019, Navios Equator Prosper, Navios Vector and the cash collaterals in escrow accounts were released from the 2022 Notes and replaced by the N Bonanza and N Amalthia and the total proceeds of $7,410 were restricted in an escrow account and considered as cash collateral. In July 2019 and August 2019, Navios Arc and Navios Mercator, respectively, were released from the 2022 Notes. In August 2019, the cash collateral in escrow accounts were released from the 2022 Notes and replaced by Navios Victory. In September 2019, Navios Primavera was released from the 2022 Notes and the total proceeds of $10,129 were restricted in escrow accounts and considered as cash collateral. In November 2019, Navios Victory and the cash collateral in escrow accounts were released and replaced by the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Northern Star, Navios Taurus and Navios Serenity. In January 2020 and February 2020, Navios Hios and Navios Kypros were released from the 2022 Notes and were replaced by Navios Amitie and $5,971 of cash collateral kept in an escrow account. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the 2022 Co-Issuers have the option to redeem the 2022 Notes in whole or in part at par.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the 2022 Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliates, merging or consolidating or selling all or substantially all of the 2022 Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The 2022 Co-Issuers were in compliance with the covenants as of December 31, 2019.

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H which were validly tendered as of that date (Refer to Note 17).

On April 21, 2019, Navios Holdings issued $3,879 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 8,841 Series G which were validly tendered as of that date. (Refer to Note 17).

The 2024 Notes are Navios Holding’s senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default. Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at its option at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

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

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one Panamax vessel. As of December 31, 2019, the facility was refinanced and the outstanding amount under this facility is repayable in five semi-annual installments of $750, with a final balloon payment of $8,850 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2019, the outstanding amount under this facility was $12,600.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. As of December 31, 2019, the facility was refinanced and the outstanding amount under the loan facility was repayable in five semi-annual equal installments of $750 after the drawdown date, with a final balloon payment of $9,150 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2019, the outstanding amount under this facility was $12,900.

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

The loan bore interest at a rate of LIBOR plus 280 basis points. The loan facility required compliance with certain covenants. As of December 31, 2018, the first tranche drawn amount was $15,245 and was repayable in six semi-annual installments of $1,205 with a final balloon payment of $6,810 on the last payment date, the second tranche drawn amount was $6,750 and was repayable in six semi-annual installments of $563 with a final balloon payment of $2,813 on the last payment date and the third tranche drawn amount was $6,750 and was repayable in six semi-annual installments of $563 with a final balloon payment of $2,813 on the last payment date. The loan bore interest at a rate of LIBOR plus 280 basis points. The loan facility required compliance with certain financial covenants. As of December 31, 2019 the facility was repaid in full and there was no outstanding amount.

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

Hamburg Commercial Bank AG Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with Hamburg Commercial Bank AG for an amount of up to $15,300 in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2019, the facility is repayable in seven quarterly equal installments of $383, with a final balloon payment of $8,798 on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2019, the outstanding amount under this facility was $11,475.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16,000 to refinance the outstanding debt of an Ultra-Handymax vessel. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30,000 in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. On November 12, 2019, Navios Holdings amended this facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due in the first and second quarter of 2020 for one year, to June 2021 and released from collateral one Handysize vessel which was substituted by one Panamax vessel. The facility bears interest at a rate of LIBOR plus 293 basis points. As of December 31, 2019, the first tranche is repayable in six quarterly installments of $363, with a final balloon payment of $10,098 on the last repayment date, the second tranche is repayable in six quarterly installments of $268, with a final balloon payment of $3,968 on the last repayment date and the third tranche is repayable in six quarterly installments of $469, with a final balloon payment of $20,411 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2019, the total outstanding amount was $41,073.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. During 2017, Navios Holdings prepaid the indebtedness originally maturing in the third quarter of

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

2018 and released from collateral one Panamax vessel. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. In December 2015, one newbuilding Panamax vessel and one newbuilding Capesize vessel were added as collateral to this facility. During 2019, Navios Holdings partially prepaid the indebtedness originally maturing in the third quarter of 2021 and released from collateral two Panamax vessels. As of December 31, 2019, the facility is repayable in seven quarterly installments of $444, with a final balloon payment of $2,445 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2019, the outstanding amount was $5,556 and was fully prepaid in the first quarter of 2020.

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

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31,000 in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2019, the facility is repayable in 12 quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2019, the outstanding amount was $22,000.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16,125 in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2019, the facility is repayable in 12 quarterly installments of $275 each, with a final balloon payment of $10,725 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2019, the outstanding amount was $14,025.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes, the 2022 Notes and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliates, together, own less than 20% of the outstanding share capital of Navios Holdings.

The majority of the Company’s senior secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each senior secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our senior secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each senior secured credit facility, to a maximum of 85%.

As of December 31, 2019, the Company was in compliance with all of the covenants under each of its credit facilities.

Navios Acquisition Loan

On November 3, 2017, the Company prepaid in full the outstanding amount of $55,132 under its secured loan facility of up to $70,000 with Navios Acquisition entered into in September 2016. The prepayment amount consisted of the $50,000 drawn under the facility and $5,132 of accrued interest. Please see also Note 16.

NSM Loan

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141,795 (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation. During December 2019, Navios Holdings repaid the amount of $13,420 under the terms of this facility. Please see also Note 16.

Navios Logistics Debt

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

The Logistics Co-Issuers have the option to redeem the 2022 Logistics Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in May 2020. In addition, upon the occurrence of certain change of control events, the holders of the 2022 Logistics Senior Notes will have the right to require the Logistics Co-Issuers to repurchase some or all of the 2022 Logistics Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

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

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2019.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2019, Navios Logistics had drawn the total available amount and the outstanding balance of Notes Payable was $22,469.

Navios Logistics BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in 20 quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

receivables. As of December 31, 2019, the outstanding amount of the loan was $14,275. On February 14, 2020, Navios Logistics agreed to a $25,000 loan facility (the “New BBVA Facility”) with BBVA, which can be drawn if certain conditions are met. The new BBVA Facility can be used to repay the existing loan facility with BBVA, which as of December 31, 2019 had an outstanding amount of $14,275, and for general corporate purposes. The new loan will bear interest at a rate of LIBOR (180 days) plus 325 basis points, will be repayable in equal quarterly installments with final maturity in March 31, 2022 and will be secured by assignments of certain receivables.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics BBVA Loan Facility as of December 31, 2019.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics entered into a $14,000 term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2019, the outstanding amount of the loan was $10,500.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Alpha Bank Loan as of December 31, 2019.

Navios Logistics Credit Agreement

On August 17, 2018, Navios Logistics entered into a $6,781 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, Navios Logistics prepaid the total outstanding balance of the credit agreement, which was $3,472 (€3,100).

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Navios Logistics Finance (US) Inc., as co-borrowers, completed the issuance of a new $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing our cabotage business (on August 28, 2019, one tanker vessel was added as collateral in substitution of two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2019, a balance of $98,000 was outstanding under the Term Loan B Facility.

Navios Logistics was in compliance with the covenants set forth in the Term Loan B Facility as of December 31, 2019.

Navios Logistics Other indebtedness

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2019, the outstanding loan balance was $115. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

Navios Logistics was in compliance with all the covenants set forth in this facility as of December 31, 2019.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Containers Debt

From August 30, 2019, Navios Containers has been considered as an affiliate entity of Navios Holdings and not as a controlled subsidiary of the Company. As a result, Navios Containers has been accounted for under the equity method of accounting, and its loans are not consolidated in Navios Holdings balance sheet as of December 31, 2019 and, consequently, additional disclosures for Navios Containers loans for 2019 have not been included.

ABN AMRO Bank N.V.

On July 27, 2017, Navios Containers entered into a facility agreement with ABN AMRO for an amount of up to $21,000 to finance part of the purchase price of seven containerships. This loan bears interest at a rate of LIBOR plus 400 basis points. Navios Containers has drawn the entire amount. On December 1, 2017, Navios Containers extended the facility dated July 27, 2017, for an additional amount of $50,000 to finance part of the purchase price of four containerships. Pursuant to the supplemental agreement dated June 29, 2018, the additional loan bears interest at a rate of LIBOR plus 400 basis points. Navios Containers had drawn the entire amount under the additional loan. On December 6, 2018, Navios Containers fully prepaid the July 27, 2017 credit facility. As of December 31, 2018, there was no outstanding amount under this facility.

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

Hamburg Commercial Bank AG

On June 28, 2018, Navios Containers entered into a facility agreement with Hamburg Commercial Bank AG and Alpha Bank A.E. for an amount of up to $36,000 to finance part of the purchase price of two containerships. This loan bears interest at a rate of LIBOR plus 325 basis points. Navios Containers drew the entire amount. The facility bears interest at a rate of LIBOR plus 325 basis

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

points per annum. The facility is repayable in 14 consecutive quarterly installments each in an amount of $1,200 plus a final balloon payment of $15,200 payable together with the last installment falling due in June 2022. As of December 31, 2018, the outstanding loan amount under the facility was $32,000.

On November 9, 2018, Navios Containers entered into a facility agreement with Hamburg Commercial Bank AG divided into four tranches of up to $31,800 each to finance part of the purchase price of up to four 10,000 TEU containerships. This loan bears interest at a rate of LIBOR plus 325 basis points and commitment fee of 0.75% per annum on the undrawn loan amount. Each tranche of the facility is repayable in 19 consecutive quarterly installments each in an amount of $678 together with a final balloon payment of $18,918 payable together with the last installment falling due in July 2023. No amount had been drawn under this facility as of December 31, 2018.

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

During the year ended December 31, 2019, the Company in relation to its secured credit facilities paid, $59,194 related to scheduled repayment installments, $31,228 related to the prepayment of two of Navios Holdings’ credit facilities, $13,420 related to the repayment of NSM loan, $3,390 related to the prepayment of one of Navios Logistics’ credit facilities, and $53,075 related to the prepayment of two of Navios Containers’ credit facilities. During the year ended December 31, 2019, the proceeds from long-term loans for Navios Holdings and for Navios Containers were $4,000 and $123,171, respectively, net of deferred fees.

The annual weighted average interest rates of the Company’s total borrowings were 7.70%, 7.78%, and 7.11% for the years ended December 31, 2019, 2018 and 2017, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2019, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2020	$51,679
2021	188,012
2022	1,272,990
2023	36,467
2024	32,608
2025 and thereafter	—

Total	$1,581,756

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

Loan payable to affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

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

Long-term receivable from affiliate companies: The carrying amount of long-term receivable from affiliate companies approximates their fair value.

Long-term payable to affiliate companies: The carrying amount of long-term payables to affiliate companies approximates their fair value.

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2019		December 31, 2018
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$77,991	$77,991	$137,882	$137,882
Restricted cash	$736	$736	$12,892	$12,892
Investments in available-for-sale-securities	$189	$189	$192	$192
Loan receivable from affiliate companies	$24,495	$24,495	$46,089	$46,089
Long-term receivable from affiliate company	$5,328	$5,328	$—	$—
Senior and ship mortgage notes, net	$(1,170,679)	$(875,228)	$(1,272,108)	$(966,402)
Long-term debt, including current portion	$(262,030)	$(264,498)	$(543,899)	$(549,078)
Loan payable to affiliate companies, including current portion	$(130,538)	$(130,538)	$—	$—
Long-term payable to affiliate companies	$(5,000)	$(5,000)	$(67,154)	$(67,154)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$189	$189	$—	$—

Total	$189	$189	$—	$—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of December 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$192	$192	$—	$—

Total	$192	$192	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$62,397	$7,497	$54,900	$—
Operating lease assets	$89,945	$—	$89,945	$—

Total	$152,342	$7,497	$144,845	$—

The Company recorded an impairment loss of $92,013 during the year ended December 31, 2019 for three of its vessels, thus reducing vessels’ net book value to $62,397, as at December 31, 2019.

The Company recorded an impairment loss of $38,636 during the year ended December 31, 2019 for certain of its chartered in vessels, thus reducing operating lease assets’ value to $89,945, as at December 31, 2019.

	Fair Value Measurements as of December 31, 2018
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$100,250	$—	$100,250	$—
Investments in affiliates	$29,328	$29,328	$—	$—

Total	$129,578	$29,328	$100,250	$—

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Level III: Inputs that are unobservable.

	Fair Value Measurements at December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$77,991	$77,991	$—	$—
Restricted cash	$736	$736	$—	$—
Investments in available-for-sale-securities	$189	$189	$—	$—
Loan receivable from affiliate companies(2)	$24,495	$—	$24,495	$—
Long-term receivable from affiliate company	$5,328	$—	$5,328	$—
Senior and ship mortgage notes	$(875,228)	$(866,602)	$(8,626)	$—
Long-term debt, including current portion(1)	$(264,498)	$—	$(264,498)	$—
Loan payable to affiliate companies, including current portion	$(130,538)	$—	$(130,538)	$—
Long-term payable to affiliate companies(2)	$(5,000)	$—	$(5,000)	$—

	Fair Value Measurements at December 31, 2018
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$137,882	$137,882	$—	$—
Restricted cash	$12,892	$12,892	$—	$—
Investments in available-for-sale-securities	$192	$192	$—	$—
Loan receivable from affiliate companies(2)	$46,089	$—	$46,089	$—
Senior and ship mortgage notes	$(966,402)	$(966,402)	$—	$—
Long-term debt, including current portion(1)	$(549,078)	$—	$(549,078)	$—
Long-term payable to affiliate companies(2)	$(67,154)	$—	$(67,154)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s loan receivable from/payable to affiliate companies and long-term receivable from/payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsored an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2019, 2018, and 2017, were approximately $73, $132 and $115, respectively, which included a discretionary contribution of $0, $36, and $22, respectively. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these benefits are provided by NSM.

Defined Benefit Pension Plan

The Company sponsored a legacy unfunded defined benefit pension plan that covered certain Bahamian and Uruguayan nationals and former Navios Corporation employees. The liability related to the plan was recognized based on actuarial valuations. The current portion of the liability was included in accrued expenses and the non-current portion of the liability was included in other long-term liabilities. There were no pension plan assets. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these benefits are provided by NSM.

The Greek office employees were protected by the Greek Labor Law. According to the law, the Company was required to pay retirement indemnities to employees on dismissal, or on leaving with an entitlement to a full security retirement pension. Please refer to Note 2(s). Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these benefits are provided by NSM.

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

During the years ended December 31, 2019, 2018 and 2017, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

The fair value of all share appreciation rights awards and stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•

Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised (adjusted to reflect the Reverse Stock Split) during each of the years ended December 31, 2014 (14,319), 2013 (15,356), 2012 (2,925), 2011 (13,058) and 2010 (13,058) was small in relation to the total number of options granted. No stock options were exercised during the years ended December 31, 2019, 2018 and 2017. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

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

•

Risk-free rate: Navios Holdings has selected to employ the risk-free yield-to-maturity rate to match the expected term estimated under the “simplified method”. For the service conditions share appreciation rights and option awards, the 4.5-year yield-to-maturity rate as of the grant date was 1.81% and 1.46% for 2016 and 2015, respectively.

The fair value of restricted share unit, restricted stock and restricted stock unit grants excludes dividends to which holders of restricted share units, restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted share unit, restricted stock and restricted stock units grant is $0 for 2019, 2018 and 2017.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2019 was $2.84.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2018 was $3.0.

The weighted average grant date fair value of restricted units and restricted stock granted during the year ended December 31, 2017 was $12.7 and $12.7, respectively.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $2,885, $4,556 and $4,296 for the years ended December 31, 2019, 2018 and 2017, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive (loss)/income. The recognized compensation expense for the year is presented as an adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

The outstanding stock-based awards as of August 30, 2019, date of the sale of the management division, relate to grants to the Company’s officers and directors.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The summary of stock-based awards is summarized as follows (in thousands except share and per share data which have been adjusted to reflect the Reverse Stock Split):

Options	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Outstanding as of December 31, 2016	879,625	$32.0	4.41	$9,804
Vested at December 31, 2016	121,082	—	—	—
Exercisable at December 31, 2016	121,082	—	—	—
Forfeited or expired	(89,167)	—	—	(2,265)
Granted	—	—	—	—
Outstanding as of December 31, 2017	790,458	$29.8	3.80	$7,539
Vested at December 31, 2017	136,011	—	—	—
Exercisable at December 31, 2017	136,011	—	—	—
Forfeited or expired	(128,481)	—	—	(1,843)
Granted	—	—	—	—
Outstanding as of December 31, 2018	661,977	$28.2	3.36	$5,696
Vested at December 31, 2018	116,667	—	—	—
Exercisable at December 31, 2018	116,667	—	—	—
Forfeited or expired	(132,209)	—	—	(682)
Outstanding as of December 31, 2019	529,768	26.6	2.96	5,014
Restricted stock and restricted stock units
Non Vested as of December 31, 2016	450,253	$—	2.55	$6,100
Granted	435,398	—	—	5,530
Vested	(183,920)	—	—	(2,571)
Forfeited or expired	—	—	—	—
Non Vested as of December 31, 2017	701,731	$—	3.09	$9,059
Granted	287,500	—	—	863
Vested	(279,071)	—	—	(3,425)
Forfeited or expired	(450)	—	—	(7)
Non Vested as of December 31, 2018	709,710	$—	3.11	$6,490
Granted	167,515	—	—	476
Vested	(180,469)	—	—	(1,595)
Forfeited or expired	(3,367)	—	—	(42)
Non Vested as of December 31, 2019	693,389	$—	2.32	$5,329

The estimated compensation cost relating to service conditions of non-vested (i) share appreciation rights and stock options and (ii) restricted share units, restricted stock and restricted stock unit awards, not yet recognized was $0 and $1,943, respectively, as of December 31, 2019 and is expected to be recognized over the weighted average period of 3.07 years.

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2019, the Company was contingently liable for letters of guarantee and letters of credit amounting to $10 (December 31, 2018: $1,577 ) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, the Company agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of about 81,789 dwt. On March 30, 2020, Navios Holdings took delivery of Navios Galaxy II. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2017 and the remaining $2,705 was paid during April 2019. As of December 31, 2019, the total amount of $6,169, including expenses and interest, is presented under the caption “Other long-term assets”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019 Navios Holdings took delivery of Navios Herakles I. On November 28, 2019 Navios Holdings took delivery of Navios Uranus. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $8,340 was paid during the period ended December 31, 2018 and the remaining $2,800 was paid during January 2019. As of December 31, 2019, the total amount of $14,070, including expenses and interest, is presented under the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020 Navios Holdings took delivery of Navios Felicity I. Navios Holdings has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel, of which $2,795 was paid during the period ended December 31, 2018 and the remaining $2,795 was paid during February 2019. As of December 31, 2019, the total amount of $6,601, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of about 81,000 dwt, expected to be delivered in the second quarter of 2020. Navios Holdings has agreed to pay in total $5,820, representing a deposit for the option to acquire this vessel, of which $2,910 was paid upon signing of the contract in October 2018 and the remaining $2,910 was paid during June 2019. As of December 31, 2019, the total amount of $6,534, including expenses and interest, is presented under the caption “Other long-term assets”.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2021.

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

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay, for which Navios Logistics maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 12, 2019, the full amount has been collected in relation to this insurance claim.

NOTE 15: LEASES

On January 1, 2019, the Company adopted ASC 842. ASC 842 revises the accounting for leases. Under the new lease standard, lessees are required to recognize a right-of-use asset and a lease liability for substantially all leases. The new lease standard will continue to classify leases as either financing or operating, with classification affecting the pattern of expense recognition. The accounting applied by a lessor under the new guidance will be substantially equivalent to current lease accounting guidance.

The following are the type of contracts that fall under ASC 842:

Time charter out contracts

The Company’s contract revenues from time chartering are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts to which the Company is party did not change from previous practice. In a time charter contract, the Company is responsible for all the costs incurred for running the vessel such as crew costs, vessel insurance, repairs and maintenance and lubes. The charterer bears the voyage related costs such as bunker expenses, port charges and canal tolls during the hire period. The Company has determined to recognize lease revenue as a combined single lease component for all time charters (operating leases) as the related lease component and non-lease component will have the same timing and pattern of the revenue recognition of the combined single lease component. The performance obligations in a time charter contract are satisfied over

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

the term of the contract beginning when the vessel is delivered to the charterer until it is redelivered back to the Company. The Company determined that all time charter contracts are considered operating leases and therefore fall under the scope of ASC 842 because: (i) the vessel is an identifiable asset; (ii) the Company does not have substantive substitution rights; and (iii) the charterer has the right to control the use of the vessel during the term of the contract and derives the economic benefits from such use.

The transition guidance associated with ASC 842 allows for certain practical expedients to the lessors. The Company elected to not separate the lease and non-lease components included in the time charter revenue because (i) the pattern of revenue recognition for the lease and non-lease components (included in the daily hire rate) is the same. The daily hire rate represents the hire rate for a bare boat charter as well as the compensation for expenses incurred running the vessel such as crewing expense, repairs, insurance, maintenance and lubes. Both the lease and non-lease components are earned by passage of time.

As a result of the adoption of these standards, there was no effect on the Company’s opening retained earnings, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Time charter in contracts

As of December 31, 2019, Navios Holdings had time charter-in contracts whose remaining lease terms ranged from 0.1 years to 10.1 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. Regarding leases that have not yet commenced refer to Note 14. The Company will continue to recognize the lease payments for all operating leases as charter hire expense on the consolidated statements of comprehensive (loss)/income on a straight-line basis over the lease term.

Land lease agreements

As of December 31, 2019, Navios Logistics had land lease agreements whose remaining lease terms range from 46.2 years to 46.6 years.

Office lease agreements

As of December 31, 2019, Navios Logistics had office lease agreements whose remaining lease terms ranged from 0.2 years to 3.8 years, respectively. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, Navios Holdings has no office lease obligations.

Under ASC 842, leases are classified as either finance or operating arrangements, with such classification affecting the pattern and classification of expense recognition in an entity’s income statement. For operating leases, ASC 842 requires recognition in an entity’s income statement of a single lease expense, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. Right-of-use assets represent a right to use an underlying asset for the lease term and the related lease liability represents an obligation to make lease payments pursuant to the contractual terms of the lease agreement.

In connection with its adoption of ASC 842, the Company elected the “package of 3” practical expedients permitted under the transition guidance based on which the Company is allowed to not (i) reassess whether any expired or existing contracts are considered or contain leases; (ii) reassess the lease classification for any expired or existing leases; and (iii) reassess initial direct costs for any existing leases.

Additionally, the Company elected the practical expedient allowed under the transition guidance of ASC 842 to not separate the lease and non-lease components related to a lease contract and to account for them as a single lease component for the purposes of the recognition and measurement requirements of ASC 842.

Prior to January 1, 2019, the Company recognized lease expense in accordance with then-existing U.S. GAAP (“prior GAAP”). Because both ASC 842 and prior GAAP generally recognize operating lease expense on a straight-line basis over the term of the lease arrangement and the Company only has operating lease arrangements, there were no differences between the timing and amount of lease expense recognized under the two accounting methodologies.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations December 31, 2019	Drybulk Vessel Operations January 1, 2019	Logistics Business December 31, 2019	Logistics Business January 1, 2019	Total December 31, 2019	Total January 1, 2019
Operating lease assets
Charter-in contracts (1)	$255,153	$342,353	$—	$—	$255,153	$342,353
Land lease agreements	—	—	7,660	7,427	7,660	7,427
Office lease agreements	—	12,453	1,192	1,619	1,192	14,072

Total	$255,153	$354,806	$8,852	$9,046	$264,005	$363,852

Operating lease liabilities, current portion (2)
Charter-in contracts	$86,636	$89,236	$—	$—	$86,636	$89,236
Land lease agreements	—	—	(218)	535	(218)	535
Office lease agreements	—	1,230	685	584	685	1,814

Total	$86,636	$90,466	$467	$1,119	$87,103	$91,585

Operating lease liabilities, net of current portion (2)
Charter-in contracts	$217,932	$267,301	$—	$—	$217,932	$267,301
Land lease agreements	—	—	7,878	6,892	7,878	6,892
Office lease agreements	—	11,223	519	1,035	519	12,258

Total	$217,932	$278,524	$8,397	$7,927	$226,329	$286,451

(1)

On January 1, 2019, operating lease assets were adjusted for $14,184 representing the balance of the carrying amount of the liabilities regarding straight line and the provision for losses on the time charters and voyages in progress recognized in the consolidated balance sheet as of December 31, 2018.

(2)	Based on the net present value of the remaining charter-in and rental payments for existing operating leases.

At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in contracts, land lease and office lease agreements that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applied the respective incremental borrowing rates to each lease based on the remaining lease term of the specific lease. Navios Holdings’ and Navios Logistics’ incremental borrowing rates upon adoption were 8.25% and 7.25%, respectively.

The tables below present the components of the Company’s lease expense for the years ended December 31, 2019, 2018 and 2017:

	Drybulk Vessel Operations Year Ended December 31, 2019	Logistics Business Year Ended December 31, 2019	Total
Lease expense for charter-in contracts	$119,801	$3,865	$123,666
Lease expense for land lease agreements	—	552	552
Lease expense for office lease agreements	1,825	676	2,501

Total	$121,626	$5,093	$126,719

	Drybulk Vessel Operations Year Ended December 31, 2018	Logistics Business Year Ended December 31, 2018	Total
Lease expense for charter-in contracts	$131,438	$114	$131,552
Lease expense for land lease agreements	—	344	344
Lease expense for office lease agreements	2,174	702	2,876

Total	$133,612	$1,160	$134,772

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Drybulk Vessel Operations Year Ended December 31, 2017	Logistics Business Year Ended December 31, 2017	Total
Lease expense for charter-in contracts	$126,533	$1,564	$128,097
Lease expense for land lease agreements	—	303	303
Lease expense for office lease agreements	1,971	677	2,648

Total	$128,504	$2,544	$131,048

Lease expenses for charter-in contracts are included in the consolidated statement of comprehensive (loss)/ income within the caption “Time charter, voyage and logistics business expenses”. Lease expenses for land lease agreements and office lease agreements are included in the consolidated statement of comprehensive (loss)/income within the captions “Time charter, voyage and logistics business expenses” and “General and administrative expenses”, respectively.

During the year ended December 31, 2019, Navios Holdings recorded an impairment loss of $38,636 for certain of its chartered-in vessels.

The Company entered into new lease liabilities amounting to $47,064 during the year ended December 31, 2019.

The table below provides the total amount of lease payments on an undiscounted basis on our chartered-in contracts, office lease agreements and land lease agreements as of December 31, 2019:

	Charter-in vessels in operation	Land Leases	Office space
December 31, 2020	$109,574	$556	$753
December 31, 2021	85,399	556	356
December 31, 2022	57,282	556	101
December 31, 2023	47,603	556	81
December 31, 2024	34,025	556	—
December 31, 2025 and thereafter	33,481	23,002	—

Total	$367,364	$25,782	$1,291

Operating lease liabilities, including current portion	$304,568	$7,660	$1,204

Discount based on incremental borrowing rate	$62,796	$18,122	$87

As of December 31, 2019, the weighted average remaining lease terms on our charter-in contracts, office lease agreements and land leases are 4.5 years, 1.9 years and 46.3 years, respectively.

As of December 31, 2018, the Company’s future minimum commitments, net of commissions under chartered-in vessels, land lease and office space were as follows:

	Charter-in vessels in operation	Charter-in vessels to be delivered	Land leases	Office space
2019	$114,668	$5,165	$556	$2,652
2020	100,829	14,261	556	1,961
2021	72,826	15,391	556	1,590
2022	47,695	15,119	556	1,750
2023	38,986	14,298	556	1,655
2024 and thereafter	42,685	58,389	23,561	7,346

Total	$417,689	$122,623	$26,341	$16,954

The above table incorporates the lease commitments on all offices as disclosed above.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Chartered-out vessels, barges and pushboats:

The future minimum revenue, net of commissions, (i) for dry bulk vessels, expected to be earned on non-cancelable time charters; and (ii) for the Company’s logistics business, expected to be earned on non-cancelable time charters, COA’s with minimum guaranteed volumes and contracts with minimum guaranteed throughput in Navios Logistics’ ports expected to be earned on non-cancelable time charters, are as follows:

	Dry bulk vessels	Logistics business
2020	22,266	129,437
2021	4,607	97,544
2022	3,445	75,425
2023	—	69,250
2024	—	60,200
2025 and thereafter	—	642,479

Total minimum revenue, net of commissions	$30,318	$1,074,335

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Sale of Management: In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM, affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20,000 (including assumption of liabilities) and five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3.7 per day per vessel for a two-year period which will increase thereafter by 3% annually, unless otherwise agreed, and administrative services, reimbursed at allocable cost. As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141,795 (including post-closing adjustments). See also “NSM Loan” below.

Office Rent: The Company had entered into lease agreements with Goldland Ktimatiki-Ikodomiki-Touristiki Xenodohiaki Anonimos Eteria, Emerald Ktimatiki-Ikodomiki Touristiki Xenodohiaki Anonimos Eteria and Infraco Limited, all of which are Greek corporations that are currently majority-owned by Angeliki Frangou, Navios Holdings’ Chairman and Chief Executive Officer. The lease agreements provided for the leasing of facilities located in Piraeus, Greece to house the operations of most of the Company’s subsidiaries. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, Navios Holdings has no office lease obligations.

Purchase of Services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for each of the years ended December 31, 2019, 2018 and 2017 were $0 for all periods. Included in the trade accounts payable at both December 31, 2019 and 2018 was an amount due to Acropolis of $76.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total charter hire expense for all vessels for the years ended December 31, 2019, 2018 and 2017 was $0, $0 and $651, respectively, and was included in the consolidated statements of comprehensive (loss)/income under “Time charter, voyage and logistics business expenses”.

Management Fees: Navios Holdings provided commercial and technical management services to Navios Partners’ vessels for a daily fixed fee. This daily fee covered all of the vessels’ operating expenses, including the cost of drydock and special surveys. In February 2016, the Company amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.1 daily rate per Ultra-Handymax vessel; (ii) $4.2 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2017. In November 2017, the Company further amended its existing management agreement to fix the fees for ship management services of its owned fleet at: (i) $4.2 daily rate per Ultra-Handymax vessel; (ii) $4.3 daily rate per Panamax vessel; (iii) $5.25 daily rate per Capesize vessel; (iv) $6.7 daily rate per container vessel of TEU 6,800; (v) $7.4 daily rate per container vessel of more than TEU 8,000; and (vi) $8.75 daily rate per very large container vessel of more than TEU 13,000 through December 31, 2019. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. For the period from January 1, 2019 to August 30, 2019 certain extraordinary fees and costs related to regulatory requirements under Navios Partners’ management agreement amounted to $7,560 (for each of the years ended December 31, 2018 and 2017: $0) and are presented under the caption “Other income”. Drydocking expenses were reimbursed by Navios Partners at cost.

Total management fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $44,264, $68,871and $62,157, respectively, and are presented net under the caption “Direct vessel expenses”.

Navios Holdings provided commercial and technical management services to Navios Acquisition’s vessels for a daily fee that was fixed. This daily fee covered all of the vessels’ operating expenses, other than certain fees and costs. Actual operating costs and expenses would be determined in a manner consistent with how the initial fixed fees were determined. In May 2014, Navios Holdings extended the duration of its existing management agreement with Navios Acquisition until May 2020 and fixed the fees for ship management services of Navios Acquisition owned fleet for two additional years through May 2016 at $6.0 per owned MR2 product tanker and chemical tanker vessel, $7.0 per owned LR1 product tanker vessel and reduced the daily rate to $9.5 per VLCC vessel. In May 2016, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.35 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2018. In May 2018, Navios Holdings amended its agreement with Navios Acquisition to fix the fees for ship management services of Navios Acquisition owned fleet at a daily fee of (i) $6.5 per MR2 product tanker and chemical tanker vessel; (ii) $7.15 per LR1 product tanker vessel; and (iii) $9.5 per VLCC through May 2020.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. For the period from January 1, 2019 to August 30, 2019, certain extraordinary fees and costs related to regulatory requirements under Navios Acquisition’s management agreement amounted to $8,190 (for each of the years ended December 31, 2018 and 2017: $0) and are presented under the caption “Other income”. Drydocking expenses under this agreement were reimbursed at cost for all vessels. Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the management agreement also covered vessels acquired. Total management fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $72,624, $92,993 and $94,973, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated December 13, 2013, Navios Holdings provided commercial and technical management services to Navios Europe I’s tanker and container vessels. The term of this agreement was for a period of six years. Management fees under this agreement were reimbursed at cost. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total management fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $14,506, $22,377 and $21,472, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated November 18, 2014, as further amended in October 2016, Navios Holdings provided commercial and technical management services to Navios Midstream’s vessels for a daily fixed fee of $9.5 per owned VLCC vessel, effective through December 31, 2018. Drydocking expenses under this agreement were reimbursed at cost for all vessels. The term of this agreement was for a period of five years. Total management fees for the years ended December 31, 2018 and 2017 amounted to $20,739 and $20,805, respectively, and are presented net under the caption “Direct vessel expenses”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Pursuant to a management agreement dated June 5, 2015, Navios Holdings provided commercial and technical management services to Navios Europe II’s dry bulk and container vessels. The term of this agreement was for a period of six years. Management fees under this agreement were reimbursed at cost. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total management fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017, amounted to $17,790, $22,186 and $22,055, respectively, and are presented net under the caption “Direct vessel expenses”.

Pursuant to a management agreement dated June 7, 2017, as amended in November 2017, in April 2018 and in June 2018, Navios Holdings, provided commercial and technical management services to Navios Containers’ vessels. The term of this agreement was for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination was received by either party. The fee for the ship management services provided by Navios Holdings was a daily fee of $6.1 per day for up to 5,500 TEU container vessels, $6.7 per day for above 5,500 TEU and up to 8,000 TEU container vessels and $7.4 per day for above 8,000 TEU and up to 10,000 TEU container vessels until the end of 2019. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. For the period from January 1, 2019 to August 30, 2019, certain extraordinary fees and costs related to regulatory requirements under Navios Containers’ management agreement amounted to $6,090 and have been eliminated upon consolidation through August 30, 2019. Drydocking expenses under this agreement were reimbursed by Navios Containers at cost. Total management fees for the period from January 1, 2019 to August 30, 2019 amounted to $43,239 and have been eliminated upon consolidation through August 30, 2019. From November 30, 2018 (date of obtaining control) until December 31, 2018, Navios Containers’ management fees amounted to $5,281 and have been eliminated upon consolidation. Total management fees for the period from January 1, 2018 until November 30, 2018 and from April 28, 2017 (date of incorporation) until December 31, 2017 amounted to $48,490 and $16,702, respectively, and are presented net under the caption “Direct vessel expenses”.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to the Management Agreement, NSM provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by NSM is a daily fee of $3.7 per day per owned vessel. This rate is fixed for a two-year period and will increase thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by NSM is a daily fee of $0.03 per day per chartered-in vessel. Drydocking expenses under this agreement will be reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for the period from August 30, 2019 to December 31, 2019 amounted to $14,372 and are presented under the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. The Navios Partners Guarantee provides for a maximum possible payout of $20,000 by the Company to Navios Partners. Premiums that are calculated on the same basis as the restructured charter insurance are included in the management fee that is paid by Navios Partners to Navios Holdings pursuant to the management agreement. As of December 31, 2019, Navios Partners has submitted one claim under this agreement to the Company. As of June 30, 2019 and December 31, 2018, the fair value of the claim was estimated at $14,362 and $18,001, respectively, and the change in estimate of the guarantee claim of $3,638 and $1,999 was included in “Other income” for the years ended December 31, 2019 and 2018, respectively. As at December 31, 2019, the outstanding balance of the claim was $10,000. The final settlement of the amount due will be made at specific dates, in accordance with a signed letter of agreement between the parties.

General and Administrative Expenses incurred on behalf of affiliates/Administrative fee revenue from affiliates: Navios Holdings provided administrative services to Navios Partners. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017, amounted to $6,823, $9,344 and $8,347, respectively.

Navios Holdings provided administrative services to Navios Acquisition. Navios Holdings extended the duration of its existing administrative services agreement with Navios Acquisition until May 2020 pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

administrative fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $7,456, $8,810 and $9,000, respectively.

Following the merger of Navios Midstream with Navios Acquisition completed on December 13, 2018, the administrative services agreement also covered vessels acquired.

Navios Holdings provided administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021 pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $763, $1,000 and $1,000, respectively. The general and administrative fees for these periods have been eliminated upon consolidation. Total general and administrative fees charged for the period from August 30, 2019 to December 31, 2019 amounted to $381.

Pursuant to an administrative services agreement dated December 13, 2013, Navios Holdings provided administrative services to Navios Europe I’s tanker and container vessels. The term of this agreement was for a period of six years. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $1,081, $1,330 and $1,187, respectively.

Pursuant to an administrative services agreement dated November 18, 2014, Navios Holdings provided administrative services to Navios Midstream. The term of this agreement was for a period of five years. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees for the years ended December 31, 2018 and 2017 amounted to $1,494 and $1,500, respectively.

Pursuant to an administrative services agreement dated June 5, 2015, Navios Holdings provided administrative services to Navios Europe II’s dry bulk and container vessels. The term of this agreement was for a period of six years. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees charged for the period from January 1, 2019 to August 30, 2019 and the years ended December 31, 2018 and 2017 amounted to $1,631, $2,041 and $1,766, respectively.

Pursuant to the administrative services agreement dated June 7, 2017, Navios Holdings provided administrative services to Navios Containers. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement was for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination was received by either party. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees attributable to this agreement for the period from January 1, 2019 to August 30, 2019 amounted to $5,298 and have been eliminated upon consolidation through August 30, 2019. From November 30, 2018 (date of obtaining control) until December 31, 2018, Navios Containers’ general and administrative expenses amounted to $579 and have been eliminated upon consolidation. Total general and administrative expenses for the period ended November 30, 2018 and December 31, 2017 amounted to $5,373 and $1,868, respectively.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to the Administrative Services Agreement, NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the period from August 30, 2019 to December 31, 2019, amounted to $2,952.

Balance due to/from affiliates (excluding Navios Europe I and Navios Europe II): Balance due to NSM as of December 31, 2019 amounted to $1,353 (December 31, 2018: $0), and the Long-term receivable from NSM amounted to $5,328 (December 31, 2018: $0). Balance due to Navios Partners as of December 31, 2019 amounted to $5,000 (December 31, 2018: $34,765), and the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Long-term payable to Navios Partners amounted to $5,000 in relation to the Navios Partners Guarantee (December 31, 2018: $17,891). Balance due from Navios Acquisition as of December 31, 2019 amounted to $1,460 and related to declared dividend (December 31, 2018: $10,113), and the Long-term payable to Navios Acquisition amounted to $0 (December 31, 2018: $13,847). Balance due from Navios Containers as of December 31, 2019 amounted to $0 (December 31, 2018: $4,065), and the Long-term payable to Navios Containers amounted to $0 (December 31, 2018: $7,862) and were eliminated upon consolidation through August 30, 2019. Prior to the Transaction the balances mainly consisted of management fees, administrative fees, drydocking, ballast water treatment system and other expenses prepaid by the affiliates according to our management agreements and other amounts payable to affiliates. As of December 31, 2019 the balance mainly consisted of management fees, prepaid to NSM in accordance with the Management agreement and other amounts payable to affiliates.

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

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings and Navios Partners and their controlled affiliates generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliates to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2019, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognizes the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and defers recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain is amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain is accelerated in the event that (i) the vessel is subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Partners is reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3, a pro rata portion of the deferred gain is released to income upon dilution of the Company’s ownership interest in Navios Partners. As of December 31, 2019 and 2018, the unamortized deferred gain for all vessels and rights sold totaled $6,285 and $8,126, respectively. For the years ended December 31, 2019, 2018 and 2017, Navios Holdings recognized $1,842, $1,828 and $1,892 of the deferred gain, respectively, in “Equity in net (losses)/earnings of affiliated companies”.

Participation in Offerings of Affiliates: Refer to Note 9 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018, December 20, 2018 and February 1, 2019 for the purchase up to a total of 1,754,981 general partnership units.

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

The Navios Partners Credit Facility: In May 2015, Navios Partners entered into a credit facility with Navios Holdings of up to $60,000. The Navios Partners Credit Facility bears an interest of LIBOR plus 300 bps. The final maturity date was January 2, 2017. As of December 31, 2019 and 2018, there was no outstanding amount under this facility. In April 2016, Navios Partners has drawn $21,000 from the Navios Partners Credit Facility, which was fully repaid during April 2016.

Balance due from Navios Europe I: Following the liquidation, the balance due from Navios Europe I as of December 31, 2019 was $0. As a result of this liquidation, Navios Holdings received the outstanding receivable amount of $13,420, in December 2019. Balance due from Navios Europe I as of December 31, 2018 was $12,013 which included the net current receivable amount of $7,769 mainly consisting of management fees, drydocking, ballast water treatment system and other expenses and accrued interest income earned under the Navios Revolving Loans I (as defined in Note 9) and other expenses and the non-current amount receivable of $4,244 related to the accrued interest income earned under the Navios Term Loans I (as defined in Note 9).

The Navios Revolving Loans I and the Navios Term Loans I earned interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

As of December 31 2019 and 2018, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans I was $0 and $19,125, respectively, under the caption “Loan receivable from affiliate companies”. During 2018, Navios Holdings funded with $8,000 Navios Europe I under the Navios Revolving Loans I. During 2019, Navios Holdings funded with $4,000 Navios Europe I under the Navios Revolving Loans I.

On March 17, 2017, Navios Holdings transferred to Navios Partners its rights to the Navios Revolving Loans I and the Navios Term Loans I (including the respective accrued receivable interest), with a total carrying value of $21,384 for a total consideration of $33,473, comprised of $4,050 in cash and 13,076,923 newly issued common units of Navios Partners with a fair value of $29,423 (based on Navios Partners’ trading price as of the closing of the transaction). The Company evaluated this transaction in accordance with ASC 860, classifying it as a secured borrowing arrangement. At the date of this transaction, the Company recognized a long-term liability of $33,473, including a premium of $12,089 which will be amortized through “Interest income” over the term of the loans until 2023, and is included within “Long-term payable to affiliate companies”. Navios Holdings could be required from Navios Partners, under certain conditions, to repurchase the loans after the third anniversary of the date of the transaction based on the then-outstanding balance of the loans. See also Note 9. As of December 31, 2019 and 2018, the balance payable to Navios Partners amounted to $0 and $35,417, respectively, including the unamortized premium of $0 and $8,359, respectively.

Balance due from Navios Europe II: Balance due from Navios Europe II as of December 31, 2019, amounted to $20,712 (December 31, 2018: $5,312), which included the net current receivable amount mainly consisting of $13,154 (December 31, 2018:

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

$470 net current payable) of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 9) and the net non-current amount receivable of $7,558 (December 31, 2018: $5,782) related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 9).

The Navios Revolving Loans II and the Navios Term Loans II earn interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and are repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There are no covenant requirements or stated maturity dates.

As of December 31, 2019, the outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16,938 (December 31, 2018: $16,938), under the caption “Loan receivable from affiliate companies.” As of December 31, 2019, the amount undrawn from the Navios Revolving Loans II was $4,503, of which Navios Holdings may be required to fund an amount ranging from $0 to $4,503.

Secured credit facility with Navios Logistics: On April 25, 2019, Navios Holdings entered into a secured credit facility of $50,000 with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five subsidiaries of the Company that have entered into certain bareboat contracts. The credit facility is available in multiple drawings, has an arrangement fee of $500, a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. In December 2019, Navios Holdings and Navios Logistics agreed to increase the amount by $20,000 and amended the interest rate of the whole facility to 12.75% or 10.0% if certain conditions are met. The credit facility matures in April 2021 or December 2024 if certain conditions are met. As of March 3, 2020, the amount of $70,000 was drawn under this facility of which $18,726 was used to acquire the 2022 Notes from Navios Logistics and the remaining amount was used to repurchase 2022 Notes.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141,795 (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliates to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the Company’s 11.25% Senior Secured Notes due 2022. The credit facility is repayable over a five-year period; of the total amount, $47,000 is repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20,000 of deferral may be outstanding during the first or second year and $10,000 outstanding in the third year. The loan agreement provides for interest at 5% annually, and 7% annually for deferred principal amounts. During December 2019, Navios Holdings repaid the amount of $13,420 under the terms of this facility.

As of December 31, 2019, the outstanding balance (including post-closing adjustment) was $128,375 and the accrued interest was $2,163. Of the outstanding amount, $22,552 is included in “Current portion of loan payable to affiliate companies”, due to deferral of $20,000 for the period to December 31, 2020.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

NOTE 17: PREFERRED AND COMMON STOCK

All issued and outstanding shares of common stock, conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the consolidated financial statements, have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented.

Vested, Surrendered and Forfeited

During 2019, 825 and 334 restricted stock units, issued to the Company’s employees in 2017 and 2016 vested.

During 2018, 85,000 and 825 restricted stock units, issued to the Company’s employees in 2016 and 2017, vested.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During 2017, 84,333 restricted stock units, issued to the Company’s employees in 2016, vested.

During the year ended December 31, 2019, 2018, and 2017, 3,379, 656 and 423 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Conversion of Preferred Stock

During the year ended December 31, 2019, 3,289 shares of convertible preferred stock were converted into 352,770 shares of common stock including 23,870 shares of common stock being unpaid dividend. The shares of convertible preferred stock were converted pursuant to their original terms, which provided that ten years after the issuance date the then-outstanding shares of preferred stock would automatically convert into a number of fully paid and non-assessable shares of common stock determined by dividing the amount of the liquidation preference ($10,000 per share) by a conversion price equal to $10.00 per share of common stock. Following the conversion of 1,980 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $1,471. The cancelled undeclared dividend was converted to 14,711 shares of common stock with a fair value of $75 at the date of issuance (See also Note 20). Following the conversion of 1,309 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $916. The cancelled undeclared dividend was converted to 9,159 shares of common stock with a fair value of $41 at the date of issuance (See also Note 20).

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

As of March 21, 2019, a total of 10,930 Series H were validly tendered representing a net aggregate nominal value of approximately $26,297. Navios Holdings paid $997 for tender offer expenses, approximately $4,188 as cash consideration and a total of approximately $4,747 in aggregate principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $16,365 was recorded in retained earnings. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series H of $7,678.

As of April 18, 2019, a total of 8,841 Series G were validly tendered representing a net aggregate nominal value of approximately $21,271. Navios Holdings paid $620 for tender offer expenses, approximately $4,423 cash consideration and issued a total of approximately $3,879 principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $12,568 was recorded in retained earnings. Following the completion of the offer, the company cancelled the undeclared preferred dividend of series G of $6,798.

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

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of December 31, 2019 were $20,249 (net of cancelled dividends).

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%.

Issuances to Employees, Officers and Directors

On December 18, 2019, pursuant to the stock plan approved by the Board of Directors, 16,000 common stock was granted to Navios Holdings officers and directors and issued on December 18, 2019.

On February 1, 2019, pursuant to the stock plan approved by the Board of Directors, 151,515 common stock was granted to Navios Holdings employees, officers and directors.

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

Navios Holdings had outstanding as of December 31, 2019 and 2018, 13,360,356 and 12,843,414 shares of common stock, respectively, and preferred stock 23,242 (5,350 Series G, 17,682 Series H and 210 shares of convertible preferred stock) and 46,302 (14,191 Series G, 28,612 Series H and 3,499 shares of convertible preferred stock), respectively.

NOTE 18: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018	For the Year Ended December 31, 2017
Interest expense	$125,496	$129,941	$115,099
Amortization and write-off of deferred financing costs	7,746	7,866	6,391
Other	237	109	121

Interest expense and finance cost	$133,479	$137,916	$121,611

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 19: SEGMENT INFORMATION

The Company through August 30, 2019 had three reportable segments from which it derived its revenues: Dry Bulk Vessel Operations, Logistics Business and Containers Business. The Containers Business became a reportable segment as a result of the consolidation of Navios Containers since November 30, 2018 (date of obtaining control) (see also Note 3). Following the reclassification of the results of Navios Containers as discontinued operations (see also Note 3), the Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net income/ (loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2019	Logistics Business for the Year Ended December 31, 2019	Total for the Year Ended December 31, 2019
Revenue	$254,178	$228,271	$482,449
Administrative fee revenue from affiliates	16,991	—	16,991
Interest income	9,610	1,052	10,662
Interest expense and finance cost	(92,948)	(40,531)	(133,479)
Depreciation and amortization	(52,288)	(29,435)	(81,723)
Equity in net (losses)/earnings of affiliated companies	(9,185)	—	(9,185)
Net (loss)/ income attributable to Navios Holdings common stockholders	(212,623)	20,513	(192,110)
Total assets	1,511,517	631,338	2,142,855
Goodwill	56,240	104,096	160,336
Capital expenditures	(36,628)	(7,943)	(44,571)
Investment in affiliates	64,352	—	64,352
Cash and cash equivalents	32,386	45,605	77,991
Restricted cash	736	—	736
Long-term debt, net (including current and noncurrent portion)	$1,048,318	$514,929	1,563,247

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2018	Logistics Business for the Year Ended December 31, 2018	Containers Business for the Year Ended December 31, 2018	Total for the Year Ended December 31, 2018
Revenue	$298,052	$207,634	$12,053	$517,739
Administrative fee revenue from affiliates	28,972	—	(579)	28,393
Interest income	8,231	517	—	8,748
Interest expense and finance cost	(98,247)	(39,669)	(1,204)	(139,120)
Depreciation and amortization	(70,472)	(29,307)	(3,060)	(102,839)
Equity/ (Loss) in net earnings of affiliated companies	(80,205)	—	—	(80,205)
Net (loss)/ income attributable to Navios Holdings common stockholders	(273,125)	4,380	27	(268,718)
Total assets	1,558,581	677,343	446,572	2,682,496
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(41,003)	(19,879)	(24,763)	(85,645)
Investment in affiliates	91,111	—	—	91,111
Cash and cash equivalents	44,452	76,472	16,958	137,882
Restricted cash	10,958	—	1,934	12,892
Long-term debt, net (including current and noncurrent portion)	$1,063,762	$530,186	$222,059	$1,816,007

	Dry Bulk Vessel Operations for the Year Ended December 31, 2017	Logistics Business for the Year Ended December 31, 2017	Total for the Year Ended December 31, 2017
Revenue	$250,433	$212,616	$463,049
Administrative fee revenue from affiliates	23,667	—	23,667
Interest income	6,593	238	6,831
Interest expense and finance cost	(93,264)	(28,347)	(121,611)
Depreciation and amortization	(77,245)	(26,867)	(104,112)
Equity/ (Loss) in net earnings of affiliated companies	4,399	—	4,399
Net (loss)/ income attributable to Navios Holdings common stockholders	(167,892)	1,982	(165,910)
Total assets	1,947,777	682,204	2,629,981
Goodwill	56,240	104,096	160,336
Capital expenditures	(3,071)	(46,521)	(49,592)
Investment in affiliates	183,160	—	183,160
Cash and cash equivalents	47,744	79,888	127,632
Restricted cash	6,558	—	6,558
Long-term debt, net (including current and noncurrent portion)	$1,149,742	$532,746	$1,682,488

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Revenue by Geographic Region

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
North America	$2,259	$4,248	$5,513
Europe	179,009	142,688	124,857
Asia	67,468	135,614	91,552
South America	232,394	208,751	212,616
Other	1,319	26,438	28,511

Total	$482,449	$517,739	$463,049

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $741,347 and $933,784 at December 31, 2019 and 2018, respectively. For the Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics Business amounted to $536,342 (including constructions in progress of $4,046, referred to in Note 7) and $556,713 at December 31, 2019 and 2018, respectively. The total net book value of long-lived assets for the Containers Business amounted to at December 31, 2018 $399,979.

NOTE 20: LOSS PER COMMON SHARE

Loss per share is calculated by dividing net loss attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net (loss)/income attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net (loss)/ income attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled

For the year ended December 31, 2019, 843,097 potential common shares and 227,496 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(192,110)	$(268,718)	$(165,910)
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(7,178)	(10,241)	(10,421)
Plus:
Tender Offer — Redemption of preferred stock Series G and H including $16,863 and $972 of undeclared preferred dividend cancelled for the year ended December 31, 2019 and December 31, 2017, respectively	45,680	—	1,033
Loss attributable to Navios Holdings common stockholders, basic and diluted	$(153,608)	$(278,959)	$(175,298)
Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders —adjusted weighted shares	12,356,024	11,958,959	11,667,346
Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(12.43)	$(23.33)	$(15.02)

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

In accordance with the currently applicable Greek law, ship owning companies of foreign-flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. In case that tonnage tax and/or similar taxes/duties are paid by the shipowning companies to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece by the ship owner. The payment of said duties exhausts the tax liability of the foreign ship owning company against any tax, duty, charge or contribution payable on income from the exploitation of the foreign-flagged vessel.

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

The income tax benefit / (expense) reflected in the Company’s consolidated financial statements for the years ended December 31, 2019, 2018 and 2017 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA and Corporacion Navios Granos S.A. are located in a tax free zone and are not liable to income tax. Navios Logistics’ current operations in Uruguay are exempted from income taxes.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As a result of the tax reform voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, the corporate income tax rate has decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and will further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, until the fiscal year 2018 inclusive, local companies in Argentina had to calculate an assets tax, the Minimum Presumed Income Tax, by applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). Following the tax reform voted by the Argentinean Parliament in December 2017, and the subsequent resolution in-force since May 2018, this tax does not longer apply as of the fiscal year 2019.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2019 (3.0% for 2018 and 5.0% for 2017, respectively).

There are two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights are considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay. Alternatively, only 30% of revenues derived from international freights with destination Paraguay are considered Paraguayan sourced. Companies whose operations are considered international freights can choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, are neither deducted nor carried forward.

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2019.

The Company’s deferred taxes as of December 31, 2019 and 2018, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2016 and onwards. Argentinean companies have open tax years ranging from 2013 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2015 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 22: OTHER INCOME — OTHER EXPENSE

During the years ended December 31, 2019, 2018, and 2017, taxes other-than-income taxes of Navios Logistics amounted to $7,745, $7,056, and $9,018, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other expense”.

NOTE 23: SUBSEQUENT EVENTS

a)

In March 2020, the Company acquired from an unrelated third party, a previously chartered-in vessel, the Navios Corali, a 2015-built Capesize vessel of 181,249 dwt, for an acquisition price of $36,626, which was paid in cash. The acquisition was financed through a sale and leaseback transaction with unrelated third party.

b)

In February 2020, the Company sold to an unrelated third party the Navios Kypros, a 2003-built Ultra Handymax vessel of 55,222 dwt, for a sale price of approximately $9,131, including insurance proceeds covering unrepaired damages plus expenses (subject to applicable deductibles and other customary limitations). The loss due to sale is expected to be approximately $5,552.

c)	Navios Logistics’ board of directors declared a $27,500 dividend, which was paid on February 21, 2020, out of which the amount of $17,552 was paid to Navios Holdings.
d)

In February 2020, the Company agreed to sell to an unrelated third party the Navios Star, a 2002-built Panamax vessel of 76,662 dwt, for a sale price of approximately $6,451. The vessel is expected to be delivered to the buyers in the second quarter of 2020. The loss due to sale is expected to be approximately $5,697.

e)

In January 2020, the Company acquired from an unrelated third party, a previously chartered-in vessel, the Dream Canary, a 2015-built Capesize vessels of 180,528 dwt, for an acquisition price of $34,893, which was paid in cash. The acquisition was financed through a sale and leaseback transaction with unrelated third party.