Form 20-F
period 2020-12-31
Navios Maritime Holdings Inc.
filed 2021-04-29
CIK 1333172

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

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

15,881,147 shares of common stock, 5,350 shares of Series G and 17,682 shares of Series H as of December 31, 2020

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

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

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to, our ability to service and refinance our indebtedness including our 2022 Notes and 2022 Senior Secured Notes, changes in the availability and costs of funding, the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, number of newbuildings and changes to the orderbook, changes in demand in the dry cargo shipping industry, changes in the Company’s operating expenses, including crew wages, insurance, provisions, port expenses, bunker and lube oil prices, drydocking, insurance costs, the aging of our fleet, repairs, maintenance and general and administrative expenses, expectations of dividends and distributions from affiliate companies, the Company’s ability to maintain compliance with the continued listing standards of the New York Stock Exchange (the “NYSE”), changes in governmental rules and regulations or actions taken by regulatory authorities, as well as regulations imposed by our clients, potential liability from pending or future litigation, the adequacy of our insurance arrangements, general domestic and international political conditions including wars, pandemics, terrorism and piracy, potential disruption of shipping routes due to accidents or political events, the value of our publicly traded subsidiaries, public health threats, such as COVID-19 pandemic, influenza and other highly contagious diseases or viruses, and other important factors described from time to time in the reports we file with the Securities and Exchange Commission (the “SEC”). See also “Risk Factors” below.

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

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

A. Selected Financial Data

Navios Holdings’ selected historical financial information and operating results for the years ended December 31, 2020, 2019, 2018, 2017, and 2016 are derived from the consolidated financial statements of Navios Holdings, adjusted to reflect the Reverse Stock Split (as defined herein) and the adoption of ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. In August 2019, Navios Holdings sold its ship management division, and the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC (the “Transaction”) to N Shipmanagement Acquisition Corp. and related entities (“NSM” or the “Manager”) affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company entered into five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3,700 per day per vessel until August 2021 and administrative services, reimbursed at allocable cost. See also “Item 7.B Related party transactions”. Following the sale of Navios Containers’ general partnership interest, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for the periods from January 1, 2019 to August 30, 2019 and from November 30, 2018 to December 31, 2018. The selected consolidated statement of comprehensive (loss)/income data for the years ended December 31, 2020, 2019, and 2018 and the selected consolidated balance sheet data as of December 31, 2020 and 2019 have been derived from our audited consolidated financial statements included elsewhere in this Annual Report. The selected consolidated financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects”, the consolidated financial statements, related notes and other financial information included elsewhere in this Annual Report. The historical data included below and elsewhere in this Annual Report is not necessarily indicative of our future performance.

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(Expressed in thousands of U.S. dollars — except share and per share data)
Statement of Comprehensive (Loss)/Income Data
Revenue	$416,718	$482,449	$505,686	$463,049	$419,782
Administrative fee revenue from affiliate companies	—	16,991	28,393	23,667	21,799
Time charter, voyage and logistics business expenses	(166,589)	(177,216)	(205,787)	(213,929)	(175,072)
Direct vessel expenses	(104,755)	(101,467)	(96,261)	(116,713)	(127,396)
General and administrative expenses incurred on behalf of affiliate companies	—	(16,991)	(28,393)	(23,667)	(21,799)
General and administrative expenses	(33,702)	(36,194)	(26,640)	(27,521)	(25,295)
Depreciation and amortization	(71,015)	(81,723)	(99,779)	(104,112)	(113,825)
Allowance for credit losses	(541)	(999)	(575)	(269)	(1,304)
Interest income	257	10,662	8,748	6,831	4,947
Interest expense and finance cost	(136,559)	(133,479)	(137,916)	(121,611)	(113,639)
Impairment loss/ loss on sale of vessels, net	(88,367)	(156,106)	(200,657)	(50,565)	—
Gain/(loss) on bond and debt extinguishment, net	7,047	47,430	6,464	(981)	29,187
Gain on sale of assets	—	—	28	1,064	—
Gain on sale of business	—	9,802	—	—	—
(Loss on loss of control)/Bargain gain upon obtaining control	—	(61,741)	58,313	—	—
Other income	6,303	44,750	14,500	6,140	18,175
Other expense	(8,007)	(15,842)	(13,290)	(13,761)	(11,665)
Impairment of loan receivable from affiliate company	(6,050)	—	—	—	—

Loss before equity in net (losses)/earnings of affiliate companies	$(185,260)	$(169,674)	$(187,166)	$(172,378)	$(96,105)
Equity in net (losses)/earnings of affiliate companies	(1,293)	(9,185)	(80,205)	4,399	(202,779)

Loss before taxes	$(186,553)	$(178,859)	$(267,371)	$(167,979)	$(298,884)
Income tax (expense)/benefit	(2,052)	(1,475)	1,108	3,192	(1,265)

Net loss from continuing operations	$(188,605)	$(180,334)	$(266,263)	$(164,787)	$(300,149)

Net (loss)/income from discontinued operations	—	(4,118)	752	—	—

Net loss	$(188,605)	$(184,452)	$(265,511)	$(164,787)	$(300,149)
Less: Net income attributable to the noncontrolling interest	(4,356)	(7,658)	(3,207)	(1,123)	(3,674)

Net loss attributable to Navios Holdings common stockholders	$(192,961)	$(192,110)	$(268,718)	$(165,910)	$(303,823)

Loss attributable to Navios Holdings common stockholders, basic and diluted from continuing operations	(197,939)	(149,490)	(279,711)	(175,298)	(273,105)

(Loss)/Income attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations	—	(4,118)	752	—	—

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(197,939)	$(153,608)	$(278,959)	$(175,298)	$(273,105)

Basic and diluted loss per share attributable to Navios Holdings common stockholders from continuing operations	(15.35)	(12.10)	(23.39)	(15.02)	(25.44)

Basic and diluted (loss)/earnings per share attributable to Navios Holdings common stockholders from discontinued operations	—	(0.33)	0.06	—	—

Basic and diluted loss per share attributable to Navios Holdings common stockholders	$(15.35)	$(12.43)	$(23.33)	$(15.02)	$(25.44)

Weighted average number of shares, basic and diluted	12,896,568	12,356,024	11,958,959	11,667,346	10,736,678

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
Balance Sheet Data (at period end)
Current assets, including cash and restricted cash	$194,857	$168,001	$298,710	$256,076	$273,140
Total assets	1,971,325	2,142,855	2,682,496	2,629,981	2,752,895
Total long-term debt, net including current portion	1,584,429	1,563,247	1,816,007	1,682,488	1,651,095
Navios Holdings’ stockholders’ (deficit)/equity	$(141,558)	$43,850	$251,933	$516,098	$678,287

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(Expressed in thousands of U.S. dollars — except per share data)
Other Financial Data
Net cash provided by operating activities	$25,211	$96,112	$55,637	$48,117	$39,826
Net cash provided by/ (used in) investing activities	592	(56,467)	27,863	(42,365)	(150,565)
Net cash provided by/ (used in) financing activities	6,654	(111,692)	(66,916)	(12,940)	75,225
Book value per common share	(8.91)	3.28	19.62	42.87	57.91
Cash dividends per preferred share	—	—	—	—	74.4
Cash paid for preferred stock dividend declared	—	—	—	—	3,681
Adjusted EBITDA(1)	$27,931	$61,881	$(18,231)	$68,813	$(62,827)

(1)

EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, before depreciation and amortization and before income taxes. Adjusted EBITDA represents EBITDA before stock-based compensation. We use Adjusted EBITDA as liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) deferred financing costs and gains/(losses) on bond and debt extinguishment, net; (v) allowance for credit losses; (vi) earnings/(losses) in affiliate companies and joint ventures, net of dividends received; (vii) payments for drydock and special survey costs; (viii) noncontrolling interest; (ix) gain/(loss) on sale of assets/subsidiaries/businesses, loss on loss of control and bargain gain; (x) unrealized (loss)/gain on derivatives; (xi) loss on sale and reclassification to earnings of available-for-sale securities; and (xii) impairment losses. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

The following table reconciles net cash provided by operating activities, as reflected in the consolidated statements of cash flows, to Adjusted EBITDA:

Adjusted EBITDA Reconciliation from Cash from Operations

	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(Expressed in thousands of U.S. dollars — except per share data)
Net cash provided by operating activities	$25,211	$96,112	$55,637	$48,117	$39,826
Net (decrease)/increase in operating assets	(6,757)	(6,249)	25,632	(22,385)	17,693
Net (increase)/ decrease in operating liabilities	(41,348)	6,812	(6,662)	(20,814)	(38,928)
Payments for drydock and special survey costs	17,362	23,106	7,755	10,824	11,096
Net interest cost	128,439	125,094	122,492	108,389	103,039
Allowance for credit losses	(541)	(999)	(575)	(269)	(1,304)
Impairment losses	(88,367)	(156,106)	(200,657)	(50,565)	—
Gain on sale of assets	—	—	894	1,064	—
Gain on sale of business	—	9,802	—	—	—
Gain on bond and debt extinguishment, net	7,047	47,430	6,464	185	29,187
Earnings/(losses) in affiliate companies and joint ventures, net of dividends received	17,309	(13,722)	(84,317)	(4,610)	(219,417)
Impairment loss on investment in affiliate companies	(20,018)	—	—	—	—
Impairment of loan receivable from affiliate company	(6,050)	—	—	—	—
(Loss on loss of control)/Bargain gain upon obtaining control	—	(61,741)	58,313	—	—
Reclassification to earnings of available-for-sale securities	—	—	—	—	(345)
Noncontrolling interest	(4,356)	(7,658)	(3,207)	(1,123)	(3,674)

Adjusted EBITDA	$27,931	$61,881	$(18,231)	$68,813	$(62,827)

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

Risks Relating to Our Indebtedness

•	Our 2022 Notes and 2022 Senior Secured Notes maturities and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

•

We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under the notes.

•	The agreements and instruments governing our debt, other than the 2024 Notes, contain restrictions and limitations that could significantly impact our ability to operate our business.

•

Our ability to generate the significant amount of cash needed to pay interest and principal and otherwise service our debt and our ability to refinance all or a portion of our indebtedness or obtain additional financing depend on multiple factors, many of which may be beyond our control.

•

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indentures governing our outstanding notes, other than the 2024 Notes, and our secured credit facilities.

•	The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

•	The market value of our vessels may fluctuate significantly, which could cause us to breach covenants in our credit facilities and result in foreclosure on our mortgaged vessels.

•	We are exposed to volatility in LIBOR, which can affect our profitability, earnings and cash flow.

•	Changes in the method of determining LIBOR, or the replacement of LIBOR with an alternative reference rate, may adversely affect interest expense related to outstanding debt.

•	We may require additional financing to acquire vessels or business or to exercise vessel purchase options, and such financing may not be available.

•

We currently have substantial equity investments in three companies, two of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

•

Our Chairman and Chief Executive Officer holds approximately 24.5% of our common stock. Her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Risks Associated with the Shipping Industry and Our Operations

•

The cyclical nature of the shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our and our affiliate companies’ results of operations and financial condition. In particular, charter rates in the dry cargo market were at/ or near historical lows in the first half of 2020 and certain of our vessels may operate below operating cost.

•	The oversupply of drybulk vessel capacity may prolong or further depress low charter rates when they occur, which has and may continue to limit our ability to operate our drybulk vessels profitably.

•	Our growth depends on continued growth in demand for dry bulk commodities and the shipping of dry bulk cargoes.

•

Economic conditions throughout the world, global pandemics, renewed terrorist activity, refugee crisis, trade wars and protectionist policies, could have a material adverse effect on our business, financial condition and results of operations.

•

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact our results of operations, financial condition and cash flows, and our ability to obtain financing required to acquire vessels or refinance our indebtedness. Furthermore, such a disruption could cause the market price of our shares to decline.

•

An increase in trade protectionism and the unraveling of multilateral trade agreements could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

•

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

•

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

•

When our contracts expire, we may not be able to successfully replace them. Our growth and our capacity to replace them depends on our ability to expand relationships with existing customers and obtain new customers, for which we will face substantial competition from new entrants and established companies with significant resources.

•	We may employ vessels on the spot market and thus expose ourselves to risk of losses based on short-term decreases in shipping rates.

•

We depend upon significant customers for part of our revenues. The loss of one or more of these customers or a decline in the financial capability of our customers could materially adversely affect our financial performance.

•

We are subject to certain credit risks with respect to our counterparties on contracts, and the failure of such counterparties to meet their obligations could cause us to suffer losses on such contracts and thereby decrease revenues.

•

Trading and complementary hedging activities in freight and tonnage subject us to trading risks, and we may suffer trading losses, which could adversely affect our financial condition and results of operations.

•

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels which in turn could have a material adverse effect on our results of operations or financial condition.

•

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

•

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

•	Climate change and government laws and regulations related to climate change could negatively impact our financial condition.

•

We are subject to vessel security regulations and will incur costs to comply with recently adopted regulations and we may be subject to costs to comply with similar regulations that may be adopted in the future in response to terrorism.

•	Acts of piracy on ocean-going vessels could adversely affect our business.

•	Our financial and operating performance may be adversely affected by the ongoing COVID-19 pandemic outbreak.

•	Governments could requisition our vessels during a period of war or emergency, resulting in a loss of earnings.

•	The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

•

A failure to pass inspection by classification societies could result in one or more vessels being unemployable unless and until they pass inspection, resulting in a loss of revenues from such vessels for that period and a corresponding decrease in operating cash flows.

•	Increased inspection procedures and tighter import and export controls could increase costs and disrupt our business.

•	We may not have adequate insurance to compensate us if we lose our vessels or to compensate third parties.

•	We may be subject to litigation that, if not resolved in our favor or not sufficiently insured against, could have a material adverse effect on us.

•	Maritime claimants could arrest or attach one or more of our vessels, which could interrupt our cash flow.

•	The risks and costs associated with vessels increase as the vessels age or the aging of our vessels may result in increased operating costs in the future, which could adversely affect our earnings.

•	Technological innovation could reduce our charter hire income and the value of our vessels.

•

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

•	Fuel price fluctuations may have an adverse effect on our profits.

•	If we fail to manage our growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

•	We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

•

Delays in deliveries of secondhand vessels, our decision to cancel an order for purchase of a vessel or our inability to otherwise complete the acquisitions of additional vessels for our fleet, could harm our business, financial condition and results of operations.

•	If we purchase any newbuilding vessels, delays, cancellations or non-completion of deliveries of newbuilding vessels could harm our operating results.

•

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

•	The market values of our vessels, may fluctuate significantly. If vessel value are low at a time when we are attempting to dispose of a vessel, we could incur a loss

•

Although we have long-standing relationships with certain Japanese shipowners that provide us access to competitive contracts and financing, we cannot assure you that we will always be able to maintain such relationships or that such contracts will continue to be available in the future.

•	Our vessels may be subject to unbudgeted periods of off-hire, which could materially adversely affect our business, financial condition and results of operations.

•	Vessels may suffer damage and we may face unexpected drydocking costs, which could affect our cash flow and financial condition.

•	We must make substantial capital expenditures to maintain the operating capacity of our fleet, which will reduce our cash available for distribution.

•	Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions/authorities.

•

Security breaches and disruptions to our information technology infrastructure could interfere with our operations and expose us to liability which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

•	Changing laws and evolving reporting requirements could have an adverse effect on our business.

•	We could be materially adversely affected by violations of the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act, and anti-corruption laws in other applicable jurisdictions.

•

Because we generate substantially all of our revenues in U.S. dollars but incur a portion of our expenses in other currencies, exchange rate fluctuations could cause us to suffer exchange rate losses, thereby increasing expenses and reducing income.

Risks Relating to Our Organizational Structure and Other Legal Matters

•	We are dependent on the Manager for the technical, commercial, administrative and technical management of our fleet.

•	We are a holding company and we depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make distributions.

•	We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate law.

•

Because we are incorporated under the laws of the Marshall Islands and our business is operated primarily from our office in the Cayman Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

•	Being a foreign private issuer exempts us from certain SEC and NYSE requirements.

•

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

•

The Manager may be unable to attract and retain qualified, skilled employees or crew necessary to operate our vessels and business or may have to pay increased costs for our employees and crew and other vessel operating costs.

•	Our Chairman and Chief Executive Officer holds approximately 25.4% of our common stock and will be able to exert considerable influence over our actions.

•	The loss of key members of our senior management team could disrupt the management of our business.

•	Navios Partners and Navios Acquisition and their affiliates may compete with us.

•

Our officers, certain of our directors and stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest and conflicts in the allocation of their time to our business.

•

Fees and cost reimbursements, which the Manager determines for services provided to us, represent significant percentage of our revenues, are payable regardless of profitability and reduce our cash available for distributions.

Risks Relating to Our Common Stock

•	Our stock price may be volatile, and investors in our common stock could lose all or part of their investment.

•	Issuance of our common stock, including for debt repayment purposes or otherwise, could cause the price of our common stock to fall, and would dilute your ownership interests.

•	The New York Stock Exchange may delist our securities from quotation on its exchange, which could limit your ability to trade our securities and subject us to additional trading restrictions.

Risks Relating to Our Series G and Series H and the Depositary Shares

•

Our Series G and Series H are subordinated to our debt obligations, and a holder’s interests could be diluted by the issuance of additional shares, including additional Series G, Series H and by other transactions.

•

We may not have sufficient cash from our operations to enable us to pay dividends on or to redeem our Series G and H, and accordingly the Depositary Shares, as the case may be, following the payment of expenses and the establishment of any reserves.

•	Our ability to pay dividends on and to redeem our Series G and H, and therefore holders’ ability to receive payments on the Depositary Shares, is limited by the requirements of Marshall Islands law.

•	The Series G and H represent perpetual equity interests.

•

Holders of Depositary Shares have extremely limited voting rights, will have even more limited rights than holders of the Series G and H and may encounter difficulties in exercising some of such rights.

•	The Depositary Shares lack a well-developed trading market. Various factors may adversely affect the price of the Depositary Shares.

•	Depositary Shares became less liquid following the Exchange Offer.

•	The Series G and H represented by the Depositary Shares have not been rated, and ratings of any other of our securities may affect the trading price of the Depositary Shares.

•	The amount of the liquidation preference of our Series G and H is fixed and holders will have no right to receive any greater payment regardless of the circumstances.

•

The Series G and H are only redeemable at our option and investors should not expect us to redeem either the Series G or the Series H on the dates they respectively become redeemable or on any particular date afterwards.

•	Holders of Depositary Shares may be subject to additional risks related to holding Depositary Shares rather than shares.

Risks Relating to Navios Logistics

•

Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its grain port terminal (the “Grain Terminal”), including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect its operations and revenues.

•

Navios Logistics is subject to certain operating risks in its port terminals that could affect the performance of its contractual commitments which could result in a loss of revenue, and which in turn could have a material adverse effect on its results of operations or financial condition.

•	Navios Logistics derives a significant part of its revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect its revenues.

•

Vale’s payments represent a significant portion of Navios Logistics’ revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with Navios Logistics, it could significantly reduce Navios Logistics’ revenues and cash flow.

•

Navios Logistics’ business can be affected by adverse weather conditions, public health concerns, effects of climate change and other factors beyond its control, that can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.

•	Navios Logistics may be unable to obtain financing for its growth or to fund its future capital expenditures, which could materially adversely affect its results of operations and financial condition.

•

Navios Logistics’ failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of the planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities could negatively affect Navios Logistics’ business operations, and Navios Logistics may experience difficulty managing its growth as they expanding its business.

•	The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

•

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off the shelf and it may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to Navios Logistics.

•

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

•	Rising crew costs, fuel prices and other cost increases may adversely affect Navios Logistics’ profits.

•	Navios Logistics’ industry is highly competitive, and it may not be able to compete successfully for services with new companies with greater resources.

•

If Navios Logistics fails to fulfill the oil majors’ vetting processes, it could materially and adversely affect the employment of its tanker vessels in the spot and period markets, and consequently its results of operations.

•	Navios Logistics may employ its fleet on the spot market and thus expose itself to risk of losses based on short-term decreases in shipping rates.

•

Certain of Navios Logistics’ directors, officers, and principal stockholders are affiliated with entities engaged in business activities similar to those conducted by Navios Logistics which may compete directly with it, causing such persons to have conflicts of interest.

•

Navios Logistics’ success depends upon its management team and other employees, and if it is unable to attract and retain key management personnel and other employees or its management team fails to provide the capabilities that Navios Logistics requires, its results of operations may be negatively impacted.

Risks Relating to Argentina

•	The economic conditions of Argentina may affect the financial condition and results of operations of its Argentine subsidiary.

•	The impact of political developments in Argentina remains uncertain and could adversely affect the Argentine economy

•	Continuing inflation may have material adverse effects on the Argentine economy.

•

Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently Navios Logistics’ results of operations in Argentina or the financial condition of Navios Logistics’ Argentine subsidiary.

•	The current and future foreign exchange policy of Argentina may affect the ability of our Argentine subsidiary to make money remittances outside of Argentina.

•

The Argentine government has made certain changes to its tax rules that affected Navios Logistics’ operations in Argentina in the past, and could further increase the fiscal burden on its operations in Argentina in the future.

•	The Argentine economy could be adversely affected by economic developments in other global markets.

•	Future policies of the Argentine government may affect the economy as well as Navios Logistics’ operations in Argentina.

Risks Relating to Uruguayan Free Zone Regulation

•	Navios Logistics may be materially and adversely affected in case of termination, non-renewal or non-extension of the tax incentives that benefit certain of its subsidiaries in Uruguay.

Other Risks Relating to the Countries in which Navios Logistics’ Operates

•	Navios Logistics is an international company that is exposed to the risks of doing business in many different, and often less developed and emerging market countries.

•	Changes in rules and regulations with respect to cabotage or their interpretation in the markets in which Navios Logistics’ operate could have a material adverse effect on its results of operations.

•

Because Navios Logistics generates the majority of its revenues in U.S. dollars but incurs a significant portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses, thereby increasing expenses and reducing income.

Tax Risks

•	We may earn U.S. source income that is subject to tax, thereby adversely affecting our results of operations and cash flows.

•	Navios Holdings may be taxed as a U.S. corporation.

•

A change in tax laws, treaties or regulations, or their interpretation, of any country in which we operate our business could result in a high tax rate on our worldwide earnings, which could result in a significant negative impact on our earnings and cash flows from operations.

•	U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.

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

Risks Relating to Our Indebtedness

Our 2022 Notes and 2022 Senior Secured Notes maturities and our working capital deficit raise substantial doubt about our ability to continue as a going concern.

As of December 31, 2020, Navios Holdings’ current assets totaled $194.9 million, while current liabilities excluding operating lease liabilities, current portion totaled $511.4 million, resulting in a negative working capital position of $316.5 million, primarily related to the classification as current of our $305.0 million of the 2022 Senior Secured Notes and balloon payments. Under the terms of the 2022 Senior Secured Notes, Navios Holdings has an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of our 2022 Notes are met. Although Navios Holdings is currently attempting to address these upcoming maturities and create additional liquidity to fund working capital requirements through the Qualified IPO (as defined elsewhere in this Annual Report) of Navios Logistics, sale of assets and refinancing plans, there can be no assurance it will be successful in such attempts or that any such attempts will be consummated on terms satisfactory to us, or at all. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern for the 12-month period from the date of issuance of these consolidated financial statements. The consolidated financial statements included in this report were prepared assuming that Navios Holdings will continue as a going concern and, therefore, do not include any adjustments that might result from the outcome of these uncertainties.

We have substantial debt and may incur substantial additional debt, including secured debt, which could adversely affect our financial health and our ability to obtain financing in the future, react to changes in our business and make payments under the notes.

As of December 31, 2020, we had $1,612.7 million in aggregate principal amount of debt outstanding.

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

•	we will be exposed to the risk of increased interest rates because our borrowings under our secured credit facilities will be at variable rates of interest;

•	it may be more difficult for us to satisfy our obligations to our lenders, resulting in possible defaults on and acceleration of such indebtedness;

•	we may be more vulnerable to general adverse economic and industry conditions;

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

We and our subsidiaries may be able to incur substantial additional indebtedness in the future as the terms of the indenture governing our 11.25% Senior Secured Notes due 2022 (the “2022 Senior Secured Notes”) and the indenture governing our 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”) do not fully prohibit us or our subsidiaries from doing so. The terms of the indenture governing the 10.75% Senior Notes due 2025 (the “2025 Logistics Senior Notes”) of Navios South American Logistics Inc. (“Navios Logistics”) and the agreements governing the terms of the other indebtedness of Navios Logistics also permit Navios Logistics to incur substantial additional indebtedness in accordance with the terms of such agreements. If new debt is added to our current debt levels, the related risks that we now face would increase and we may not be able to meet all of our debt obligations.

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

Our ability to comply with the covenants and restrictions that are contained in our credit facilities and any other debt instruments we may enter into in the future may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, our ability to comply with these covenants may be impaired. If we are in breach of any of the restrictions, covenants, ratios or tests in our credit facilities, especially if we trigger a cross default currently contained in certain of our loan agreements, a significant portion of our obligations may become immediately due and payable, and our lenders’ commitment to make further loans to us may terminate. We may not have, or be able to obtain, sufficient funds to make these accelerated payments. In addition, our obligations under our credit facilities are secured by certain of our vessels, and if we are unable to repay borrowings under such credit facilities, lenders could seek to foreclose on those vessels. We anticipate that any subsequent refinancing of our current debt or any new debt will have similar restrictions.

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

Our ability and that of Navios Logistics to make scheduled payments on or to refinance our respective debt obligations will depend on our respective financial and operating performance, which, in turn, will be subject to prevailing economic and competitive conditions and to the financial and business factors, many of which may be beyond our or Navios Logistics’ control. Our ability and that of Navios Logistics to service debt under our credit facilities also will depend on market interest rates, since the interest rates applicable to our borrowings will fluctuate with the London Interbank Offered Rate (“LIBOR”), or the prime rate.

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

We may not be able to refinance all or part of our maturing debt on favorable terms, or at all. If our operating income is not sufficient to service our current or future indebtedness, we will be forced to take actions such as delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

We may be unable to raise funds necessary to finance the change of control repurchase offer required by the indentures governing our outstanding notes, other than the 2024 Notes, and our secured credit facilities.

The indenture governing the 2022 Senior Secured Notes, the indenture governing the 2022 Notes, the indentures governing the 2025 Logistics Senior Notes and our and Navios Logistics’ secured credit facilities contain certain change of control provisions. If we or Navios Logistics experience specified changes of control under our respective notes, we or Navios Logistics, as the case may be, will be required to make an offer to repurchase all of our respective outstanding notes (unless otherwise redeemed), other than the 2024 Notes, at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the repurchase date. The occurrence of specified events that would constitute a change of control may constitute a default under our and Navios Logistics’ secured credit facilities. In the event of a change of control under these debt agreements, we cannot assure you that we would have sufficient assets to satisfy all of our obligations under these debt agreements, including but not limited to, repaying all indebtedness outstanding under the applicable secured credit facilities or repurchasing the applicable notes.

The international nature of our operations may make the outcome of any bankruptcy proceedings difficult to predict.

We are incorporated under the laws of the Republic of the Marshall Islands and our subsidiaries are also incorporated under the laws of the Republic of the Marshall Islands, and certain other countries other than the United States, and we conduct operations in countries around the world. Our business will be operated primarily from our offices in the Cayman Islands. Consequently, in the event of any bankruptcy, insolvency or similar proceedings involving us or one of our subsidiaries, bankruptcy laws other than those of the United States could apply. We have limited operations in the United States. If we become a debtor under the United States bankruptcy laws, bankruptcy courts in the United States may seek to assert jurisdiction over all of our assets, wherever located, including property situated in other countries. There can be no assurance, however, that we would become a debtor in the United States or that a United States bankruptcy court would be entitled to, or accept, jurisdiction over such bankruptcy case or that courts in other countries that have jurisdiction over us and our operations would recognize a United States bankruptcy court’s jurisdiction if any other bankruptcy court would determine it had jurisdiction.

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

We are exposed to volatility in LIBOR, which can affect our profitability, earnings and cash flow.

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

Our outstanding debt bears interest rates in relation to LIBOR. On July 27, 2017, the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021 (“FCA Announcement”). The FCA Announcement indicated that the continuation of LIBOR on the current basis is not guaranteed after 2021. It is unclear if at that time new methods of calculating LIBOR will be established such that it continues to exist after 2021. On November 30, 2020 the administrator of LIBOR, the ICE Benchmark Administration (“IBA”), announced that it would consult on ceasing to determine one-week and two-month U.S. dollar LIBOR with effect from the December 31, 2021 deadline but ceasing to determine the remaining U.S. dollar LIBOR tenors on June 30, 2023. This announcement coincided with an announcement by the International Swaps and Derivatives Association that the IBA announcement was not a triggering event which would set the spread to be used in its derivative contracts as part of the risk-free rate determination process.

In addition, lenders have recently insisted on provisions that entitle the lenders, in their discretion, to replace published LIBOR as the base for the interest calculation with their cost-of-funds rate. Such provisions could significantly increase our lending costs, which would have an adverse effect on our profitability, earnings and cash flow.

Uncertainty surrounding a phase-out of LIBOR may adversely affect the trading market for LIBOR-based agreements, which could negatively affect our operating results and financial condition as well as on our cash flows, including cash available for distributions to our unitholders. We are continuing to evaluate the risks resulting from a termination of LIBOR and our credit facilities generally have fallback provisions in the event of the unavailability of LIBOR, but those fallback provisions and related successor benchmarks may create additional risks and uncertainties.

We may require additional financing to acquire vessels or business or to exercise vessel purchase options, and such financing may not be available.

In the future, we may be required to make substantial cash outlays to exercise options or to acquire vessels or business and will need additional financing to cover all or a portion of the purchase prices. We intend to cover the cost of such items with new debt collateralized by the vessels to be acquired, if applicable, but there can be no assurance that we will generate sufficient cash or that debt financing will be available. Moreover, the covenants in our secured credit facility, the indentures or other debt, may make it more difficult to obtain such financing by imposing restrictions on what we can offer as collateral.

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

We currently have substantial equity investments in three companies, two of which are not consolidated in our financial results, and our investment in such companies is subject to the risks related to their respective businesses.

As of December 31, 2020, we had a 63.8% ownership interest in Navios Logistics, and, as a result, Navios Logistics is a consolidated subsidiary. As such, the income and losses relating to Navios Logistics and the indebtedness and other liabilities of Navios Logistics are shown in our consolidated financial statements.

As of December 31, 2020, Navios Holdings had a 3.9% ownership interest in Navios Containers and the carrying value of its investment in Navios Containers amounted to $2.8 million. On March 31, 2021, Navios Partners completed the acquisition of Navios Containers (Refer to Note 9 included elsewhere in this Annual Report).Following the Navios Partners’ Merger (as defined herein), we have substantial equity investments in two public companies that are accounted for under the equity method — Navios Acquisition and Navios Partners. As of December 31, 2020, we held 29.5% economic interest of Navios Acquisition and 17.9% ownership interest in Navios Partners. As of such date, the carrying value of our investments in these two affiliate companies amounted to $54.2 million.

In addition to the value of our investment, we receive dividend payments relating to our investments. As a result of our investment, in fiscal year 2020, we received $5.8 million in dividends from Navios Acquisition and $1.4 million in dividends from Navios Partners. On February 21, 2020, Navios Logistics paid a dividend in the aggregate amount of $27.5 million, out of which the amount of $17.6 million was paid to Navios Holdings. On July 10, 2020, Navios Logistics declared and paid a $6.4 million dividend in cash or in Navios Holdings shares of common stock, from which Navios Holdings received 2,414,263 shares and the amount of $2.3 million was paid to Navios Logistics’ noncontrolling shareholders.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and 50%, 50% and 0%, voting interests, respectively. On November 22, 2019, an agreement was reached to liquidate Navios Europe I. As of December 31, 2019, the Company received in cash all balances relating to Navios Europe I following the liquidation of the structure. As of December 31, 2020 and subsequent to the liquidation, Navios Holdings’ portion of the Navios Term Loans I (as defined herein) relating to Navios Europe I was $0 million.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. As of December 31, 2020, the Company received in cash all balances relating to Navios Europe II following the liquidation of the structure and the recognition of a loss of $6.1 million included in the accompanying consolidated statements of comprehensive (loss)/income for the year ended December 31, 2020, within the caption “Impairment of loan receivable from affiliate company” (Refer to Note 16 included elsewhere in this Annual Report). As of December 31, 2020 and subsequent to the liquidation, Navios Holdings’ portion of the Navios Term Loans II (as defined herein) relating to Navios Europe II was $0 million.

Our ownership interest in Navios Logistics, Navios Containers (now merged with Navios Partners), Navios Acquisition and Navios Partners, and the reflection of such companies (or the investment relating thereto) on our balance sheets and any income generated from or related to such companies are subject to a variety of risks, including risks relating to the respective business of Navios Logistics, Navios Acquisition and Navios Partners as disclosed in their respective public filings with the SEC or management reports. The occurrence of any such risks may negatively affect our financial condition.

We evaluate our investments in Navios Acquisition, Navios Partners and Navios Containers (following the loss of control over Navios Containers’ on August 30, 2019, refer to in Note 3 included elsewhere in this Annual Report) for “other-than-temporary impairment” (“OTTI”) on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) their financial condition and near term prospects, and (iii) our intent and ability to retain our investment in these companies, for a period of time sufficient to allow for any anticipated recovery in fair value. Refer to Notes 9 and 16 included elsewhere in this Annual Report.

Our Chairman and Chief Executive Officer holds approximately 25.4% of our common stock. Her failure to own a significant amount of our common stock or to be our Chief Executive Officer would constitute a default under our secured credit facilities.

Should Ms. Frangou cease to hold a minimum of 20% of our common stock, or cease to be our Chief Executive Officer we will be in default under certain of our secured credit facilities.

Risks Associated with the Shipping Industry and Our Operations

The cyclical nature of the shipping industry may lead to decreases in charter rates and lower vessel values, which could adversely affect our and our affiliate companies’ results of operations and financial condition. In particular, charter rates in the dry cargo market were at/ or near historical lows in the first half of 2020 and certain of our vessels may operate below operating cost.

The shipping business, including the dry cargo market, is cyclical in varying degrees, experiencing severe fluctuations in charter rates, profitability and, consequently, vessel values. For example, during the period from January 1, 2019 to April 14, 2021, the Baltic Exchange’s Panamax time charter average (P4TC) daily rates experienced a low of $3,345 and a high of $26,184. Additionally, during the period from January 1, 2019 to April 14, 2021, the Baltic Exchange’s Capesize time charter average (BCI-5TCA) daily rates experienced a low of $1,992 and a high of $38,012 and the Baltic Dry Index (BDI) experienced a low of 393 points and a high of 2,518 points. There can be no assurance that the dry bulk charter market will not fluctuate or hit new lows. We anticipate that the future demand for our dry bulk carriers and dry bulk charter rates will be dependent upon demand for imported commodities, economic growth in the emerging markets, including the Asia Pacific region, India, Brazil and Russia. Seasonal and regional changes in demand and changes to the capacity of the world fleet will also affect dry bulk rates. Adverse economic, political, social or other developments can decrease demand and prospects for growth in the shipping industry and thereby could reduce our revenue significantly. A decline in demand for commodities transported in dry bulk carriers including disruptions due to pandemics (such as COVID-19), trade, regulatory or tariff actions or an increase in supply of dry bulk vessels could cause a further decline in charter rates, which could materially adversely affect our results of operations and financial condition.

Demand for container shipments declined significantly from 2008 to 2009 in the aftermath of the global financial crisis but has increased each year from 2009 to 2019. In 2019, total container trade grew by 1.9%, led by strong volumes going between the Far East and Europe which offset the decline in trade between the U.S. and the Far East due to increased tariffs and increases in intra-regional trade helped overall trade growth. In 2020, total container trade is estimated to have declined by 1.2%, due primarily to the effects of the COVID-19 pandemic on container demand in the first half of the year. Containership supply growth was more than demand growth during 2020 as deliveries significantly outpaced scrapping but rates rose during the year due to heavy scrapping through July (over 80% of yearly total scrapping) and an increase in demand for containerships to be moved principally from China, which stimulated production to counter the effects of the COVID-19 pandemic, to the U.S. and Europe, which stimulated consumption. For example, short term (6—12 month) daily time charter rates for 4,400 TEU containerships rose from $7,013/day in June 2020 to $40,000 on April 9, 2021 as demand for consumer products and COVID-19 pandemic supplies (masks, etc.) rose dramatically in the second half of 2020. Additional orders for large and very large containerships continue to be placed during 2020, both increasing the expected future supply of larger vessels and having a spillover effect on the market segment for smaller vessels. The recent global economic slowdown due in large part to the COVID-19 pandemic and disruptions in the trade and credit markets significantly reduced demand for products shipped in containerships and has had an adverse effect on our and our affiliate companies’ results of operations and financial condition. The changes in U.S. administration and its trade policies, the ongoing trade war, tariff changes and the global COVID-19 pandemic may have a similar effect as trade readjusts to any new trade deals among bilateral trading partners or changes in the location of finished goods manufacture or decrease in consumer activity.

The continuation of such containership oversupply, particularly after COVID-19 pandemic related stimulus measures are removed, or any declines in container freight rates could negatively affect the liner companies to which our affiliate companies seek to charter their containerships.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price, supply and demand for tanker capacity. Demand for crude oil and product tankers is historically well correlated with the growth or contraction of the world economy. The past several years were marked by a major economic slowdown, which has had, and continues to have, a significant impact on world trade, including the oil trade. Global economic conditions remain unsettled with significant uncertainty with respect to both short and long-term economic growth. Energy prices sharply declined from mid-2014 to the end of March 2016 primarily as a result of increased oil production worldwide. In response to this increased production, demand for tankers to move oil and refined petroleum products increased significantly and average spot and period charter rates for product and crude tankers rose, but declined thereafter. Keys to this demand growth have been steady increases in Chinese and Indian crude oil imports since 2001 and a steady increase in U.S. oil production, which has led to a steady decline in U.S. crude oil imports since 2005. Oil products shipments have increased due to refinery closures in Europe, Japan and Australia with oil products being shipped to those regions from China, India, the Middle East and the U.S. With the increase in U.S. crude oil production, the U.S. became a net exporter of oil products since 2011 adding to the seaborne movement of oil products. The Organization of Petroleum Exporting Countries (“OPEC”) and Russia produced and shipped oil at very high levels through April 2020, after they failed to maintain production cuts in March 2020 in response to the global COVID-19 pandemic. Energy prices sharply declined and demand for tankers to move and store oil and petroleum products increased raising tanker rates particularly for VLCCs. As production cuts agreed in April began to be implemented and oil in floating storage declined, tanker rates fell through most of the second half of 2020. Should OPEC significantly reduce oil production or should there be significant declines in non-OPEC oil production, or should China or other emerging market countries suffer significant economic slowdowns or raise trade barriers or should the recovery from the COVID-19 pandemic take longer than expected, that may result in a protracted period of reduced oil shipments and a decreased demand for our affiliated tanker vessels and lower charter rates, which could have a material adverse effect on our results of operations and financial condition.

The percentage of the total tanker fleet on order as a percent of the total fleet declined from 20% at the end of 2015 to 8% at the beginning of April 2021. An over-supply of tanker capacity may result in a reduction of charter hire rates. If a reduction in charter rates occurs, our affiliate companies may only be able to charter their tanker vessels at unprofitable rates or may not be able to charter these vessels at all, which could lead to a material adverse effect on our results of operations.

Fluctuations in charter rates result from changes in the supply and demand for vessel capacity and changes in the supply and demand for the major commodities or semi or finished goods carried by water internationally. Because the factors affecting the supply and demand for vessels are outside of our control and are unpredictable, the nature, timing, direction and degree of changes in charter rates are also unpredictable.

The demand for dry cargo vessels, containerships and tanker capacity has generally been influenced by, among other factors:

•	global and regional economic and political conditions;

•	disruptions and developments in international trade, including the effects of currency exchange rate changes;

•	changes in seaborne and other transportation patterns, such as port congestion and canal closures or expansions;

•	changes in seaborne and other transportation patterns, including changes in distances over which cargo is transported due to geographic changes in where oil is produced, refined and used;

•	supply and demand for drybulk products, energy resources, commodities, semi-finished and finished consumer and industrial products, and liquid cargoes, including petroleum and petroleum products;

•	changes in the exploration or production of energy resources, commodities, semi-finished and finished consumer and industrial products;

•	changes in global production of raw materials, or products transported by containerships;

•	the distance dry bulk cargo, containers, and liquid cargo products are to be moved by sea;

•	the globalization of manufacturing;

•	supply and demand for (a) products shipped in containers, (b) products shipped in dry cargo vessels, and (c) products shipped in tanker vessels;

•	fuel prices for the bunker fuel used aboard ships;

•	whether the vessel is equipped with scrubbers or not;

•	carrier alliances, vessel sharing or container slot sharing that seek to allocate container ship capacity on routes;

•	weather and crop yields;

•	armed conflicts, wars and terrorist activities, including piracy;

•	natural or man-made disasters (including global pandemics);

•

political, environmental and other regulatory developments, including but not limited to governmental macroeconomic policy changes (including the application of stimulus programs or withdrawal of same), import and export restrictions, trade wars, central bank policies and pollution conventions or protocols;

•	embargoes and strikes;

•	technical advances in ship design and construction;

•	waiting days in ports, and port or canal congestions in general;

•	competition from alternative sources of energy or governmental policies encouraging use of alternative energy supplies;

•	changes in oil production and refining capacity and regional availability of petroleum refining capacity;

•	international sanctions, embargoes, and nationalizations; and

•	competition from alternative sources of energy.

The supply of vessel capacity has generally been influenced by, among other factors:

•

the number of vessels that are in or out of service (including any held in quarantine or waiting for crew changes due to health related or any other restrictions), namely those that are laid-up, drydocked, awaiting or undergoing repairs or otherwise not available for hire;

•	the scrapping rate of older vessels;

•	port and canal traffic and congestion, including canal improvements that can affect employment of ships designed for older canals;

•	the number of newbuilding deliveries;

•	vessel casualties;

•	the number of shipyards and the availability of shipyard capacity;

•	the economics of slow steaming;

•	the number of vessels that are used for storage or as floating storage vessels;

•	the conversion of tankers to other uses, including conversion of vessels from transporting oil and oil products to carrying dry bulk cargo and the reverse conversion;

•	availability of financing or lack thereof for new vessels or for facilitating ship sale and purchase transactions;

•	the phasing out of single-hull tankers due to legislation and environmental concerns;

•	the price of steel, fuel and other raw materials;

•

changes in national or international environmental or other regulations and standards (including IMO rules requiring a reduction in the use of high sulphur fuels, the fitting of additional ballast water treatment systems and upcoming rules intended to reduce CO2 emissions) that may effectively cause reductions in the carrying capacity of vessels, early obsolescence of tonnage, or other measures that limit the profitability, operations or useful lives of vessels; and

In addition to the prevailing and anticipated charter rates, factors that affect the rate of newbuilding, scrapping and laying-up include newbuilding prices, secondhand vessel values in relation to newbuilding and scrap prices, costs of bunkers and other operating costs, costs associated with classification society surveys, normal maintenance and insurance coverage costs, the efficiency and age profile of the existing drybulk fleet in the market and government and industry regulation of maritime transportation practices, particularly environmental protection laws and regulations. These and other factors influencing the supply of and demand for shipping capacity are outside of our control, and we may not be able to correctly assess the nature, timing and degree of changes in industry conditions which may affect our business, results of operations and financial condition.

The oversupply of drybulk vessel capacity may prolong or further depress low charter rates when they occur, which has and may continue to limit our ability to operate our drybulk vessels profitably.

The market supply of drybulk carriers has been increasing as a result of the delivery of numerous newbuilding orders over the last few years. Newbuildings have been delivered in significant numbers over the last few years and, as of April 1, 2021, newbuilding orders had been placed for an aggregate of about 6% of the existing global drybulk fleet, with deliveries expected during the next three years (the lowest percent on record). Due to lack of financing, many analysts expect cancellations and/or slippage of newbuilding orders. While vessel supply will continue to be affected by the delivery of new vessels and the removal of vessels from the global fleet, either through scrapping or accidental losses, an over-supply of drybulk carrier capacity could exacerbate decreases in charter rates or prolong the period during which low charter rates prevail which may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends.

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

Reduced demand for dry bulk commodities and the shipping of dry bulk cargoes would have a material adverse effect on our future growth and could harm our business, results of operations and financial condition. In past years, China and India have had two of the world’s fastest growing economies in terms of gross domestic product and have been the main driving force behind increases in marine drybulk trade and the demand for drybulk vessels. If economic growth declines in China, Japan, India and other countries in the Asia Pacific region, we may face decreases in the drybulk shipping trade and demand. For example, prior slowdowns of the Chinese economy have adversely affected demand for Capesize bulk carriers and, as a result, spot and period rates, as well as asset values, have been at low levels. A slowdown in the economies of the United States or the European Union, or certain other Asian countries may also adversely affect economic growth in the Asia Pacific region and India. A negative change in the economic conditions (including any negative changes resulting from any pandemic) of any of these countries, may have a material adverse effect on our business, financial condition and results of operations, as well as our future prospects, by reducing demand and resultant charter rates.

Economic conditions throughout the world, global pandemics, renewed terrorist activity, refugee crisis, trade wars and protectionist policies, could have a material adverse effect on our business, financial condition and results of operations.

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

Disruptions in global financial markets from terrorist attacks, regional armed conflicts, general political unrest, the emergence of a pandemic crisis and the resulting governmental action could have a material adverse impact our results of operations, financial condition and cash flows, and our ability to obtain financing required to acquire vessels or refinance our indebtedness. Furthermore, such a disruption could cause the market price of our shares to decline.

Terrorist attacks in certain parts of the world and the continuing response of the United States and other countries to these attacks, as well as the threat of future terrorist attacks, continue to cause uncertainty and volatility in the world financial markets and may affect our business, results of operations and financial condition. The continuing refugee crisis in the EU, the continuing war in Syria and the presence of terrorist organizations in the Middle East, conflicts and turmoil in Iraq, Yemen, Afghanistan and Iran, general political unrest in Ukraine, political tension, continuing concerns relating to Brexit (as defined herein), concerns regarding epidemics and pandemics, including the ongoing outbreak of the COVID-19 pandemic, and its spread throughout the world, and other viral outbreaks or conflicts in the Asia Pacific Region such as in the South China Sea and North Korea have led to increased volatility in global credit and equity markets. Further, as a result of the ongoing political and economic turmoil in Greece resulting from the sovereign debt crisis and the influx of refugees from Syria and other areas, the operations of our Manager located in Greece may be subjected to new regulations and potential shift in government policies that may require us to incur new or additional compliance or other administrative costs and may require the payment of new taxes or other fees. We also face the risk that strikes, work stoppages, civil unrest and violence within Greece, as well as any work, travel or other restrictions implemented due the impact of the ongoing COVID-19 pandemic may disrupt the shoreside operations of our managers located in Greece.

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

Our operations expose us to the risk that increased trade protectionism will adversely affect our business. Recently, government leaders have declared that their countries may turn to trade barriers to protect or revive their domestic industries in the face of foreign imports, thereby depressing the demand for shipping. For example, on January 1, 2021, the trade deal agreed between the United Kingdom and the European Union regarding Brexit went into effect on a provisional basis. The commercial, economic and financial short and long term effects of Brexit are still unknown. In addition uncertainty has been created about the future relationship between the United States, China and other exporting countries, including with respect to trade policies, treaties, government regulations and tariffs. Protectionist developments, or the perception that they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade. Restrictions on imports, including in the form of tariffs, could have a major impact on global trade and demand for shipping. Specifically, increasing trade protectionism in the markets that our charterers serve may cause an increase in (i) the cost of goods exported from exporting countries, (ii) the length of time required to deliver goods from exporting countries, (iii) the costs of such delivery and (iv) the risks associated with exporting goods. These factors may result in a decrease in the quantity of goods to be shipped and the distances those goods travel. Protectionist developments, or the perception they may occur, may have a material adverse effect on global economic conditions, and may significantly reduce global trade, including trade between the United States and China. These developments would have an adverse impact on our charterers’ business, operating results and financial condition. This could, in turn, affect our charterers’ ability to make timely charter hire payments to us and impair our ability to renew charters and grow our business. This could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

A decrease in the level of China’s imports of raw materials or a decrease in trade globally could have a material adverse impact on our charterers’ business and, in turn, could cause a material adverse impact on our results of operations, financial condition and cash flows.

China imports significant quantities of raw materials, and exports significant amounts of finished or semi-finished goods. For example, in 2020, China imported 1.146 billion tons of iron out of a total of 1.503 billion tons shipped globally accounting for about 76% of the global seaborne iron ore trade. While it accounted for about 20% of seaborne coal movements of coal in 2020 according to current estimates (238 million tons imported compared to 1.165 billion tons of seaborne coal traded globally), that is a decline from over 22% in 2013 (264 million tons imported compared to 1.183 billion tons of seaborne coal traded globally). Our dry bulk vessels are deployed by our charterers on routes involving dry bulk trade in and out of emerging markets, and our charterers’ dry bulk shipping and business revenue may be derived from the shipment of goods within and to the Asia Pacific region from various overseas export markets. Any reduction in or hindrance to China-based importers could have a material adverse effect on the growth rate of China’s imports and on our charterers’ business. For instance, the government of China has implemented economic policies aimed at reducing pollution, increasing consumption of domestically produced Chinese coal, promoting the export of such coal or increasing consumption of natural gas or banning imports of coal or other commodities from certain countries to China or increasing the production of electricity from renewable resources, and raising tariffs on imported bulk cargoes from certain countries including the United States and Australia. This may have the effect of reducing the demand for imported raw materials and may, in turn, result in a decrease in demand for dry bulk shipping. Additionally, though in China there is an increasing level of autonomy and a gradual shift in emphasis to a “market economy” and enterprise reform, many of the reforms, particularly some limited price reforms that result in the prices for certain commodities being principally determined by market forces, are unprecedented or experimental and may be subject to revision, change or abolition. The level of imports to and exports from China could be adversely affected by changes to these economic reforms by the Chinese government, as well as by changes in political, economic and social conditions or other relevant policies of the Chinese government. The ongoing global trade war between the U.S. and China, the change in the U.S. administration or the removal of stimulus programs enacted to reduce the economic effect of the COVID-19 pandemic may contribute to an economic slowdown in China.

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

China has enacted a tax for non-resident international transportation enterprises engaged in the provision of services of passengers or cargo, among other items, in and out of China using their own, chartered or leased vessels, including any stevedore, warehousing and other services connected with the transportation. The regulation broadens the range of international transportation companies who may find themselves liable for Chinese enterprise income tax on profits generated from international transportation services passing through Chinese ports. This tax or similar regulations by China may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

Similarly, an extension or expansion of the current worldwide pandemic, or withdrawals or changes to economic stimulus packages by China or other nations to combat the pandemic may reduce our operating results and may also result in an increase in the cost of goods exported from China and the risks associated with exporting goods from China, as well as a decrease in the quantity of goods to be shipped from or through China or imports of commodities to China, which would have an adverse impact on our charterers’ business, operating results and financial condition and could thereby affect their ability to make timely charter hire payments to us and to renew and increase the number of their time charters with us.

We conduct a substantial amount of business in China. The legal system in China has inherent uncertainties that could limit the legal protections available to us and could have a material adverse impact on our business, results of operations, financial condition and cash flows.

Many of our vessels regularly call to ports in China and we may enter into sale and leaseback transactions with Chinese financial institutions. Although our charters and sale and leaseback agreements are and would be governed by English law, we may have difficulties enforcing a judgment rendered by an English court (or other non-Chinese court) in China. Such charters and any additional agreements that we enter into with Chinese counterparties, may be subject to new regulations in China that may require us to incur new or additional compliance or other administrative costs and pay new taxes or other fees to the Chinese government. Changes in laws and regulations, including with regards to tax matters, and their implementation by local authorities could affect our vessels chartered to Chinese customers as well as our vessels calling to Chinese ports and could have a material adverse effect on our business, results of operations and financial condition.

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

We derive a significant part of our revenue from a small number of charterers. During the years ended December 31, 2020, 2019, and 2018, we derived approximately 38.0%, 44.8% and 36.7% respectively, of our gross revenues from continuing operations from four customers. For the year ended December 31, 2020, two customers accounted for 16.4% and 11.2%, respectively, of our revenue. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of our revenue from continuing operations and are the same customers who accounted for 13.1% and 11.6%, respectively, of our revenue from continuing operations for the year ended December 31, 2018.

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

If one or more of our customers does not perform under one or more contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations, as we will not receive any revenues from such a vessel while it is un-chartered, but we will be required to pay expenses necessary to maintain and insure the vessel and service any indebtedness on it. Accordingly, we may have to grant concessions to our customers in the form of lower charter rates for the remaining duration of the relevant contract or part thereof, or to agree to re-charter vessels coming off contract at reduced rates compared to the contract then ended.

The failure of a customer to perform its obligations under a contract may increase our exposure to the spot market, which is subject to greater fluctuation than the time charter market. The loss of any of our charterers, time charters or vessels, or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows.

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

We are subject to certain operating risks, including vessel breakdowns or accidents, that could result in a loss of revenue from the affected vessels which in turn could have a material adverse effect on our results of operations or financial condition.

Our exposure to operating risks of vessel breakdown and accidents mainly arises in the context of our owned vessels or bareboat chartered-in and operated vessels, including barges, tankers and pushboats. If any of the vessels in our fleet suffers damage, it may need to be repaired at a drydocking facility. The costs of drydocking are unpredictable and can be substantial. The loss of earnings while these vessels, barges and pushboats are being repaired and repositioned, as well as the actual cost of these repairs, could decrease our revenues and earnings substantially, particularly if a number of vessels, barges and pushboats are damaged or drydocked at the same time. For the fleet which is or may be charter-in under time charters most operating risks relating to these time chartered vessels remain with their owners. If we pay hire on a charter-in vessel or barge at a lower rate than the rate of hire it receives from a sub-charterer to whom we have chartered out the vessel, a breakdown or loss of the vessel due to an operating risk suffered by the owner will, in all likelihood, result in our loss of the positive spread between the two rates of hire. Breakdowns accidents or drydocking costs involving our vessels and losses relating to chartered vessels that are not covered by insurance, would result in a loss of revenue from the affected vessels, which may materially adversely affect our financial condition and results of operations.

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

Acts of piracy have historically affected ocean-going vessels trading in certain regions of the world, such as the South China Sea and the Gulf of Aden off the coast of Somalia. Piracy continues to occur in the Gulf of Aden off the coast of Somalia and increasingly in the Gulf of Guinea. Other areas where piracy has affected shipping include the Indian Ocean, the Strait of Malacca, the Arabian Sea, and the Mozambique Channel. Acts of piracy are a material risk to the shipping industry. Our vessels regularly travel through regions where pirates are active. Piracy not only increases our risk of loss of property and the cost of delay or detention, but it may also increase our risk of liability for death or personal injury. We may incur increased insurance premiums for “war risk”

coverage or, if such insurance is unavailable, we may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions. While we believe the charterer remains liable for charter payments when a vessel is seized by pirates, the charterer may dispute this and withhold charter hire until the vessel is released. Crew and security costs, could also increase in such circumstances. A charterer may also claim that a vessel seized by pirates was not “on-hire” for a certain number of days and it is therefore entitled to cancel the charter party, a claim that we would dispute. We may not be adequately insured to cover losses from acts of terrorism, piracy, regional conflicts and other armed actions, which could have a material adverse effect on our results of operations, financial condition and ability to make distributions.

The cost of vessel security measures has also been affected by the escalation in recent years in the frequency and seriousness of acts of piracy against ships. Attacks of this kind have commonly resulted in vessels and their crews being detained for several months, and being released only on payment of large ransoms. Substantial loss of revenue and other costs may be incurred as a result of such detention. Although we insure against these losses to the extent practicable, the risk of uninsured losses which could significantly affect our business remains. Costs are incurred in taking additional security measures in accordance with Best Management Practices to Deter Piracy, notably those contained in the BMP3 industry standard. A number of flag States have signed the 2009 New York Declaration, which expresses commitment to Best Management Practices in relation to piracy and calls for compliance therewith them as an essential part of compliance with the International Ship and Port Facility Security Code (“ISPS Code”).

Our financial and operating performance may be adversely affected by the ongoing COVID-19 pandemic outbreak.

Our business could be materially and adversely affected by the ongoing COVID-19 pandemic. The COVID-19 pandemic or other epidemics or pandemics could potentially result in delayed deliveries of our vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, global demand for dry bulk vessels as well as the price of international freights and hires. If the effect of the COVID-19 pandemic is ongoing, we may be unable to charter our vessels at the rates or for the length of time we currently expect. The effects of the COVID-19 pandemic remain uncertain, and should customers be under financial pressure this could negatively affect our charterers’ willingness to perform their obligations under our time charters. The loss or termination of any of our time charters or a decline in payments under our time charters, could have a material adverse effect on our business, results of operations and financial condition, as well as our cash flows, including cash available for distributions.

In addition, certain countries have introduced travel restrictions and adopted certain hygiene measures, including quarantining. European countries and the United States have adopted stringent measures to contain the spread of the virus. Any prolonged measure, or the reimplementation of previously lifted measures, may affect our normal operations and those of our Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards and, of administrative personnel in their offices, which could exceed previously calculated repair periods, causing our vessels to remain off-hire for longer periods than planned. We may face increased costs operating our vessels due to travel restrictions and quarantine requirements. Possible delays due to quarantine of our vessels caused by COVID-19 infection of our crew or other COVID-19 related disruptions may lead to the termination of charters leaving our vessels without employment. Any prolonged restrictive measures in order to control the COVID-19 pandemic or other adverse global public health developments may have a material and adverse effect on our business operations and demand for our vessels generally.

The extent of the COVID-19 pandemic outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, any resurgence or mutation of the virus, the availability of vaccines and their global deployment, the development of effective treatments, the imposition of effective public safety and other protective measures and the public’s response to such measures. There continues to be a high level of uncertainty relating to how the pandemic will evolve, how governments and consumers will react and progress on the approval and distribution of vaccines, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. As a result, the ultimate severity of the COVID-19 pandemic outbreak is uncertain at this time and therefore we cannot predict the impact it may have on our future operations, which impact could be material and adverse, particularly if the pandemic continues to evolve into a severe worldwide health crisis.

At present, it is not possible to ascertain the overall impact of COVID-19 pandemic on our business. However, the occurrence of any of the foregoing events or other epidemics or an increase in the severity or duration of the COVID-19 pandemic or other epidemics could have a material adverse effect on our business, results of operations, cash flows, financial condition, value of our vessels, and ability to make distributions.

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

The hull and machinery of every commercial vessel must be inspected and approved by a classification society authorized by its country of registry. The classification society certifies that a vessel has been built and maintained, is safe and seaworthy in accordance with the applicable rules and regulations of the country of registry of the vessel and with SOLAS (as defined below). Our owned fleet is currently enrolled with Nippon Kaiji Kiokai, Bureau Veritas, Lloyd’s Register, DNVGL and American Bureau of Shipping.

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

We have been and may be, from time to time, involved in various litigation matters. These matters may include, among other things, contract disputes, personal injury claims, environmental claims or proceedings, potential costs due to environmental damage and vessel collisions, and other tort claims, employment matters, governmental claims for taxes or duties, and other litigation that arises in the ordinary course of our business. We cannot predict with certainty the outcome or effect of any claim or other litigation matter, and the ultimate outcome of any litigation or the potential costs to resolve them may have a material adverse effect on us. Insurance may not be applicable or sufficient in all cases and/or insurers may not remain solvent which may have a material adverse effect on our financial condition.

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

The costs to operate and maintain a vessel in operation increase with the age of the vessel. As our fleet ages, we will incur increased costs. The average age of the vessels in our fleet is 8.2 years, basis fully delivered fleet, and most dry bulk vessels have an expected life of approximately 25 years. We may acquire older vessels in the future. In some instances, charterers prefer newer vessels that are more fuel efficient than older vessels. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. Therefore, as vessels age it can be more difficult to employ them on profitable time charters, particularly during periods of decreased demand in the charter market. Accordingly, we may find it difficult to continue to find profitable employment for our vessels as they age. Governmental regulations, safety or other equipment standards related to the age of the vessels may require expenditures for alterations or the addition of new equipment to our vessels and may restrict the type of activities in which these vessels may engage. Older vessels may require longer and more expensive drydockings, resulting in more off-hire days and reduced revenue. We cannot assure you that, as our vessels age, market conditions will justify those expenditures or enable us to operate our vessels profitably during the remainder of their useful lives. If we sell vessels, we may have to sell them at a loss, and if charterers no longer charter-out vessels due to their age, our earnings could be materially adversely affected.

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

If we fail to manage our growth properly, we may not be able to expand our fleet successfully, which may adversely affect our overall financial position.

We may intend to grow our fleet, either through purchases, ordering newbuilt vessels, increasing the number of charter-in vessels or through the acquisitions of businesses. The addition of vessels to our fleet or the acquisition of new businesses will impose significant additional responsibilities on our management. We will also have to increase our customer base to provide continued employment for the new vessels. Our growth will depend on:

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

Growing any business by acquisition presents numerous risks such as undisclosed liabilities and obligations, difficulty in obtaining additional qualified personnel, continuing to meet technical and safety performance standards, managing relationships with customers and suppliers, dealing with potential delays in deliveries of newbuilding vessels and integrating newly acquired operations into existing infrastructures. We may not be successful in executing our growth plans. We may incur significant expenses and losses in connection therewith or our acquisitions may not perform as expected, which could materially adversely affect our results of operations and financial condition.

We may be unable to make or realize expected benefits from acquisitions, and implementing our growth strategy through acquisitions may harm our business, financial condition and operating results.

Our growth strategy focuses on a gradual expansion of our fleet. Any acquisition of a vessel or a company may not be profitable to us at or after the time we acquire it and may not generate cash flow sufficient to justify our investment. We may also fail to realize anticipated benefits of our growth, such as new customer relationships, cost-savings or cash flow enhancements, or we may be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet.

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

The completion and delivery of newbuildings could be delayed, cancelled or otherwise not completed because of:

•	quality or engineering problems;

•	changes in governmental regulations or maritime self-regulatory organization standards;

•	work stoppages or other labor disturbances at the shipyard;

•	bankruptcy or other financial crisis of the shipbuilder;

•	a backlog of orders at the shipyard;

•	epidemics, pandemics, natural or man-made disasters;

•	political or economic disturbances;

•	weather interference or catastrophic event, such as a major earthquake or fire;

•	requests for changes to the original vessel specifications;

•	shortages of or delays in the receipt of necessary construction materials, such as steel;

•	shortages of or delays in the receipt of necessary component machinery or equipment;

•	inability to finance the construction or conversion of the vessels; or

•	inability to obtain requisite permits or approvals.

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

The market values of our vessels, may fluctuate significantly. If vessel value are low at a time when we are attempting to dispose of a vessel, we could incur a loss.

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

In addition, secondhand vessels, unlike newbuilt vessels, typically do not carry warranties as to their condition, and our vessel inspections would not normally provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for secondhand vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, liquidity and our ability to pay dividends to our stakeholders.

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

Our significant maintenance and replacement capital expenditures, including without limitation the management fees for vessel operating expenses paid to the Manager pursuant to the Management Agreement, to maintain and replace, over the long-term, the operating capacity of our fleet, as well as to comply with environmental and safety regulations, may reduce or eliminate the amount of cash we have available for distribution to our stakeholders.

Our international activities increase the compliance risks associated with economic and trade sanctions imposed by the United States, the European Union and other jurisdictions/authorities.

Our international operations and activities could expose us to risks associated with trade and economic sanctions prohibitions or other restrictions imposed by the U.S. or other governments or organizations, including the United Nations, the EU and its member countries, as described in this report. Under economic and trade sanctions laws, governments may seek to impose modifications to, or prohibitions/restrictions on business practices and activities, and modifications to compliance programs, which may increase compliance costs, and, in the event of a violation, may subject us to fines and other penalties. To reduce the risk of violating economic sanctions, we have a policy of compliance with applicable economic sanctions laws and have implemented and continue to implement and diligently follow compliance procedures to avoid economic sanctions violations.

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

In addition, given our relationship with Navios Maritime Acquisition Corporation (“Navios Acquisition”), and Navios Partners, we cannot give any assurance that an adverse finding against them by a governmental or legal authority or others, with respect to sanction matters or any future matter related to regulatory compliance by Navios Acquisition and/or Navios Partners will not have a material adverse impact on our business, reputation or the market price or trading of our common stock.

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

We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar-denominated at the present. Additionally, our South American subsidiaries transact a nominal amount of their operations in Uruguayan pesos, Paraguayan Guaranies, Argentinean pesos and Brazilian Reales; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. In 2020, approximately 21.0% of our expenses from continuing operations were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing our income. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above of 1.00% would change our net loss from continuing operations for the year ended December 31, 2020 by $0.6 million.

For example, as of December 31, 2020, the value of the U.S. dollar as compared to the Euro decreased by approximately 8.5% compared with the respective value as of December 31, 2019. A greater percentage of our transactions and expenses in the future may be denominated in currencies other than U.S. dollar. As part of our overall risk management policy, we may attempt to hedge these risks in exchange rate fluctuations from time to time. We may not always be successful in such hedging activities and, as a result, our operating results could suffer as a result of non-hedged losses incurred as a result of exchange rate fluctuations.

Risks Relating to Our Organizational Structure and Other Legal Matters

We are dependent on the Manager for the technical, commercial, administrative and technical management of our fleet.

Pursuant to the Management Agreement entered into with the Manager, the Manager provides to us significant commercial and technical management services (including the commercial and technical management of our vessels, vessel maintenance and crewing, purchasing and insurance and shipyard supervision). In addition, pursuant to the Administrative Services Agreement between us and the Manager, the Manager provides us significant administrative, financial and other support services. Our operational success and ability to execute our growth strategy will depend significantly upon the Manager’s satisfactory performance of these services. Our business will be harmed if the Manager fails to perform these services satisfactorily, if the Manager cancels either of these agreements, or if the Manager stops providing these services to us. Although we may have rights against the Manager if it defaults on its obligations to us, you will have no recourse directly against it. Further, we expect that we will need to seek approval from our respective lenders to change our Manager. The Manager may have responsibilities and relationships to owners other than Navios Acquisition that could create conflicts of interest between us and the Manager.

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

Because we are incorporated under the laws of the Marshall Islands and our business is operated primarily from our office in the Cayman Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are a corporation organized under the laws of the Republic of the Marshall Islands, and all of our assets are located outside of the U.S. Our business is operated primarily from our office in the Cayman Islands. In addition, the majority of our directors and officers are residents of non-U.S. jurisdictions, substantial portions of the assets of these persons are located outside of the United States. Thus, it may be difficult or not be possible for investors to affect service of process upon us, or our non-U.S. directors or officers, or to enforce any judgment obtained against these persons in U.S. courts. In addition, it may not be possible to enforce U.S. securities laws or judgments obtained in U.S. courts against these persons in a non-U.S. jurisdiction. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands, the Cayman Islands and other jurisdictions may prevent or restrict you from enforcing a judgment against our assets or the assets of our directors or officers.

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

Anti-takeover provisions in our amended and restated articles of incorporation could make it difficult for our stockholders to replace or remove our current board of directors or could have the effect of discouraging, delaying or preventing a merger or acquisition, which could adversely affect the market price of our common stock.

Several provisions of our amended and restated articles of incorporation and bylaws could make it difficult for our stockholders to change the composition of our board of directors in any one year, preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger or acquisition that stockholders may consider favorable. These provisions include those that:

•	authorize our board of directors to issue “blank check” preferred stock without stockholder approval;

•	provide for a classified board of directors with staggered, three-year terms;

•	require a super-majority vote in order to amend the provisions regarding our classified board of directors with staggered, three-year terms; and

•	prohibit cumulative voting in the election of directors.

These anti-takeover provisions could substantially impede the ability of stockholders to benefit from a change in control and, as a result, may adversely affect the market price of our common stock and your ability to realize any potential change of control premium.

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

Our Chairman and Chief Executive Officer holds approximately 25.4% of our common stock and will be able to exert considerable influence over our actions.

Our Chairman and Chief Executive Officer, Ms. Angeliki Frangou, owns approximately 25.4% of the outstanding shares of our common stock directly or through her affiliate companies, and has previously filed an amended Schedule 13D indicating that she intends, subject to market conditions, to purchase up to $20.0 million of our common stock (as of April 13, 2021, she had purchased approximately $10.0 million of the total $20.0 million in value of our common stock). As the Chairman, Chief Executive Officer and a significant stockholder, she has the power to exert considerable influence over our actions and the outcome of matters on which our stockholders are entitled to vote including the election of directors and other significant corporate actions. This concentration of ownership may delay, deter or prevent acts that would be favored by our other stockholders or deprive stockholders of an opportunity to receive a premium for their shares as part of a sale of our business, and it is possible that the interests of the controlling stockholders may in some cases conflict with our stockholders. The interests of our principal stockholder may be different from your interests.

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

Navios Partners and Navios Acquisition and their affiliates may compete with us.

We entered into an omnibus agreement with Navios Partners (the “Omnibus Agreement”) in connection with the closing of Navios Partners’ initial public offering governing, among other things, that us and our controlled affiliates (other than Navios Partners, its General Partner and subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of an independent committee of Navios Holdings. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of our controlled affiliates to compete with Navios Partners under specified circumstances. In addition, concurrently with the successful consummation of the initial business combination by Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Partners and us, with respect to possible acquisitions under the terms of the Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Partners and Navios Acquisition must share with the each other.

In connection with Navios Maritime Midstream Partners L.P. (“Navios Midstream”) initial public offering and effective November 18, 2014, Navios Holdings entered into the Omnibus Agreement with Navios Midstream, Navios Acquisition and Navios Partners (the “Navios Midstream Omnibus Agreement”) pursuant to which Navios Acquisition, Navios Holdings and Navios Partners have agreed not to acquire or own any very large crude carriers (“VLCCs”), crude oil tankers, refined petroleum product tankers, liquefied petroleum gas (“LPG”) tankers or chemical tankers under time charters of five or more years and also providing rights of first offer on certain tanker vessels.

In connection with the Navios Containers private placement and listing on the Norwegian over-the-counter market effective June 8, 2017, Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Partners, Navios Acquisition and Navios Midstream (the “Navios Containers Omnibus Agreement”), pursuant to which Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream have granted to Navios Containers a right of first refusal over any container vessels to be sold or acquired in the future. The omnibus agreement contains significant exceptions that will allow Navios Partners, Navios Holdings, Navios Acquisition and Navios Midstream to compete with Navios Containers under specified circumstances.

Our officers, certain of our directors and stockholders are affiliated with entities engaged in business activities similar to those conducted by us, which may compete directly with us, causing such persons to have conflicts of interest and conflicts in the allocation of their time to our business.

Our executive officers, certain of our directors and principal stockholders also serve as executive officers and/or directors in Navios Acquisition and Navios Partners. Certain of our directors are also directors of other shipping companies and they may enter similar businesses in the future. These other affiliations and business activities may give rise to certain conflicts of interest in the course of such individuals’ affiliation with us. Although we do not prevent our directors, officers and principal stockholders from having such affiliations, we use our best efforts to cause such individuals to comply with all applicable laws and regulations in addressing such conflicts of interest. If the separate activities are significantly greater than our activities, there will be material competition for the time and effort of our officers who also provide services to Navios Acquisition and Navios Partners and their respective affiliate companies. Our officers are not required to work full-time on our affairs and, in the future, we may have additional officers that also provide services to these entities. As such, these individuals have fiduciary duties to Navios Partners and Navios Acquisition, which may cause them to pursue business strategies that disproportionately benefit Navios Partners or Navios Acquisition or which otherwise are not in our best interests or those of our stockholders. Conflicts of interest may arise between Navios Partners or Navios Acquisition, on the one hand, and us and our stockholders on the other hand. Based solely on the anticipated relative sizes of our fleet and the fleet owned by the Navios Partners and Navios Acquisition, over the next twelve months, we estimate that certain our officers may spend a substantial portion of their monthly business time dedicated to the business activities of the Navios Partners, Navios Acquisition and their affiliate companies. However, the actual allocation of time could vary significantly from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

Pursuant to a management agreement, dated August 29, 2019, the Manager provides commercial and technical management services to our vessels at fixed fees until August 29, 2021, which will increase thereafter by 3% annually, unless otherwise agreed. The term of the Management Agreement expires on August 29, 2024. During the remaining years of the term of the management agreement, we will reimburse the Manager for all of the actual operating costs and expenses it incurs in connection with the management of our fleet.

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

If we desire to terminate either of these agreements before its scheduled expiration, we must pay a termination fee to the Manager as set forth in the Management Agreement. As a result, our ability to make short-term adjustments to manage our costs by terminating one or both these agreements may be limited which could cause our results of operations and ability to pay cash distributions to be materially and adversely affected.

For detailed information on the amount of management fees for vessel operating expenses owed under the Management Agreement, please see the section entitled, “Item 7. Major Shareholders and Related Party Transactions – B. Related Party Transactions– Vessel Operating Expenses (management fees)”. Risks Relating to Our Common Stock

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

Issuance of our common stock, including for debt repayment purposes or otherwise, could cause the price of our common stock to fall, and would dilute your ownership interests.

In order to raise additional capital, we may issue common stock. We cannot predict the size of future issuances or sales of our common stock, including those made in connection with debt repayment purposes, or the effect, if any, that such issuances or sales may have on the market price of our common stock. The issuance and sale of substantial amounts of common stock, could adversely affect the market price of our common stock, and dilute shareholders’ ownership interests in us.

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

Our Series G, with a liquidation preference of $2,500.00 per share and our Series H, with a liquidation preference of $2,500.00 per share (the Series G and the Series H together referred to as the “Series G and H”), both represented by American Depositary Shares (the “Depositary Shares”), are subordinated to all of our existing and future indebtedness. As of December 31, 2020, our total debt was $1,612.7 million. We may incur substantial additional debt from time to time in the future, and the terms of the Series G and H do not limit the amount of indebtedness we may incur. In February 2016, we announced the suspension of payment of quarterly dividends on our common stock and on the Series G and Series H. The payment of principal and interest on our debt reduces cash available for distribution to us and on our shares, including the Series G and H and the Depositary Shares, should such dividends be reinstated. We currently have no plans or intention to pay dividends on the Series G or Series H.

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

•

restrictions under our credit facilities and other instruments and agreements governing our existing and future debt, including restrictions under our existing credit facilities and indentures governing our debt securities (other than the indenture governing the newly issued 9.75% Senior Notes due 2024 (the “2024 Notes”) on our ability to pay dividends if an event of default has occurred and is continuing, or if the payment of the dividend would result in an event of default, and on our ability to redeem equity securities;

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

If we reinstate the payment of dividends, Marshall Islands law provides that we may pay dividends on and redeem the Series G and H only to the extent that assets are legally available for such purposes. Legally available assets generally are limited to our surplus, which essentially represents our retained earnings, if any, and the excess of consideration received by us for the sale of shares above the par value of the shares. In addition, under Marshall Islands law we may not pay dividends on or redeem Series G and H if we are insolvent or would be rendered insolvent by the payment of such a dividend or the making of such redemption.

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

Furthermore, holders of the Depositary Shares may encounter difficulties in exercising any voting rights acquired by the Series G or the Series H for as long as they hold the Depositary Shares rather than the Series G or the Series H. For example, holders of the Depositary Shares will not be entitled to vote at meetings of holders of Series G or of the Series H, and they will only be able to exercise their limited voting rights by giving timely instructions to CITIBANK, N.A. (the “Depositary”) in advance of any meeting of holders of Series G or the Series H, as the case may be. On March 29, 2021, we entered into an amended and restated deposit agreement with the Depositary, whereby the Depository succeded The Bank of New York Mellon as depositary of the Depositary Shares. The Depositary will be the holder of the Series G or the Series H underlying the Depositary Shares and holders may exercise voting rights with respect to the Series G or the Series H represented by the Depositary Shares only in accordance with the deposit agreement (the “Deposit Agreement”) relating to the Depositary Shares. To the limited extent permitted by the Deposit Agreement, the holders of the Depositary Shares should be able to direct the Depositary to vote the underlying Series G or the Series H, as the case may be, in accordance with their individual instructions. Nevertheless, holders of Depositary Shares may not receive voting materials in time to instruct the Depositary to vote the Series G or the Series H, as the case may be, underlying their Depositary Shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions of the holders of Depositary Shares or for the manner of carrying out such instructions. Accordingly, holders of Depositary Shares may not be able to exercise voting rights, and they will have little, if any, recourse if the underlying Series G or the Series H, as the case may be, is not voted as requested.

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

Risks Relating to Navios Logistics

Navios Logistics’ grain port business has seasonal components linked to the grain harvests in the region. At times throughout the year, the capacity of its grain port terminal (the “Grain Terminal”), including the loading and unloading operations, as well as the space in silos could be exceeded, which could materially and adversely affect its operations and revenues.

A significant portion of Navios Logistics’ grain port business is derived from handling and storage of soybeans and other agricultural products produced in a region of navigable waters in South America on the Parana, Paraguay and Uruguay Rivers and part of the River Plate, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina covering the entire length of the Parana River south of the Itaipu Dam, the entire length of the Paraguay River south of Corumba, the Uruguay River and the River Plate west of Buenos Aires (the “Hidrovia Region”), mainly during the season between April and September. This seasonal effect could, in turn, increase the inflow and outflow of barges and vessels in its dry port and cause the space in its silos to be exceeded, which in turn would affect its timely operations or its ability to satisfy the increased demand. Inability to provide services in a timely manner may have a negative impact on its clients’ satisfaction and result in loss of existing contracts or inability to obtain new contracts.

Navios Logistics is subject to certain operating risks in its port terminals that could affect the performance of its contractual commitments which could result in a loss of revenue, and which in turn could have a material adverse effect on its results of operations or financial condition.

Navios Logistics operations are subject to a number of risks affecting its port facilities and its construction sites. These risks include, but are not limited to, mechanical and electrical failure, accidents, personal injury, loss or theft of cargo, or damage, fires, explosions, business interruption, political conditions and hostilities, labor strikes, adverse weather conditions such as floods, natural disasters, accidents on waterways or in coastal routes or accidents in its loading or unloading terminals, including environmental accidents and collisions, each of which could potentially result in damages, penalties, fines, indemnities or costs payable to third parties and other claims against Navios Logistics. Further, public health or safety concerns and governmental restrictions, including those caused by outbreaks of pandemic disease such as the recent global outbreak of novel coronavirus disease (COVID-19 pandemic), may cause Navios Logistics to suspend operations in affected areas. Navios Logistics’ exposure to these operating risks in its port terminals may adversely affect its capacity to duly perform its contractual obligations under its take-or-pay contracts. In addition, these operating risks may result in additional repair costs for equipment, including cranes, conveyor belts, stacker-reclaimer, shiploaders, or piers, which are unpredictable and can be substantial. The loss of earnings while these damages are being repaired, as well as the actual cost of these repairs, could decrease Navios Logistics’ revenues and earnings substantially, particularly if this leads to a default under its contracts, which would materially affect its financial condition and results of operations.

Navios Logistics derives a significant part of its revenues from a small number of customers, and the loss of one or more of these customers could materially and adversely affect its revenues.

In each of Navios Logistics’ businesses, a significant part of its revenues derives from a small number of customers. Navios Logistics expects that a small number of customers will continue to generate a substantial portion of its revenues for the foreseeable future. For the year ended December 31, 2020, its largest customer, Vale International S.A. (“Vale”), accounted for 31.8% of its revenues and its five largest customers accounted for approximately 58.7% of its revenues, with no such customer (other than Vale) accounting for greater than 10% of its revenues. For the year ended December 31, 2019, its largest customer, Vale, accounted for 36.4% of its revenues and its five largest customers accounted for approximately 64.0% of its revenues, with no such customer (other than Vale) accounting for greater than 10% of its revenues. For the year ended December 31, 2018, its three largest customers, Vale, Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.2%, 10.6% and 10.3% of its revenues, respectively, and its five largest customers accounted for approximately 65.3% of its revenues, with no such customer (other than Vale, Cammesa or Axion Energy) accounting for greater than 10% of its consolidated revenues. Navios Logistics expects that such customers will continue to generate a substantial portion of its revenues for the foreseeable future. In addition, some of Navios Logistics’ customers, including many of its most significant customers, operate their own vessels and/or barges as well as port terminals and these customers may decide to cease or reduce the use of its services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of its significant customers, including its large take-or-pay customers, or the change of the contractual terms of any one of its most significant take-or-pay contracts or any significant dispute with one of these customers could materially and adversely affect its financial condition and our results of operations.

If one or more of Navios Logistics’ customers does not perform under one or more contracts with it and Navios Logistics is not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, Navios Logistics could suffer a loss of revenues that could materially and adversely affect its business, financial condition and results of operations.

Navios Logistics could lose a customer or the benefits of a contract if, among other things:

•	the customer fails to make payments because of its financial inability, the curtailment or cessation of its operations, disagreements with Navios Logistics or otherwise;

•	the customer terminates the contract because Navios Logistics fails to meet its contracted storage needs and/or the contracted operational performance;

•

the customer terminates the contract because Navios Logistics fails to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged off-hire, default under the contract; or

•	the customer terminates the contract because the vessel has been subject to seizure for more than a specified number of days.

The loss of any of its charterers, time charters or vessels, or a decline in payments under its time charters, could have a material adverse effect on its business, results of operations and financial condition, as well as its cash flows, including cash available for distributions to its common shareholders, or its ability to continue to service its indebtedness.

Navios Logistics could also become involved in legal disputes with customers, including but not limited to Navios Logistics’ long-term take-or pay customers, relating to its contracts, be it through litigation, arbitration or otherwise, which could lead to delays in, or suspension or termination of its contracts and result in time-consuming, disruptive and expensive litigation or arbitration. If such contracts are suspended for an extended period of time, or if a number of Navios Logistics’ material contracts are terminated or renegotiated, its financial condition and results of operations could be materially and adversely affected. Even if Navios Logistics prevail in legal disputes relating to its customer contracts, which could entitle it to compensation, Navios Logistics cannot assure you that it would receive such compensation on a timely basis or in an amount that would fully compensate Navios Logistics for its losses.

Vale’s payments represent a significant portion of Navios Logistics’ revenue and if Vale were unable or unwilling to fulfill their obligations under the in-force agreements with Navios Logistics, it could significantly reduce Navios Logistics’ revenues and cash flow.

Vale’s payments, including in connection with the Vale port contract, to Navios Logistics represented a significant source of Navios Logistics revenue. Reductions in the demand for or the oversupply of iron ore would place Vale under financial pressure and may increase the likelihood of Vale being unable or unwilling to pay Navios Logistics contracted rates or renew contracts upon termination.

If Vale were to terminate or not renew the Vale port contract, Navios Logistics may be unable to enter into new contracts under similarly favorable terms or at all.

In addition, the ability and willingness of Vale to perform its obligations under the agreements with charter parties and the iron ore port (the “Iron Ore Terminal”) service contract will depend upon a number of factors that are beyond Navios Logistics’ control and may include, among other things, general conditions of the Brazilian economy, general international economic conditions, the state of the capital markets, the condition of the commodities industry and charter hire rates. Should Vale fail to honor its obligations under the agreements with Navios Logistics, Navios Logistics could sustain significant losses, which in turn could have a material adverse effect on Navios Logistics’ business, results of operations and financial condition, as well as its cash flows. Notwithstanding the foregoing, Navios Logistics’ contracts have dispute resolution clauses and protections that it may seek to enforce in such events. For example, on June 10, 2016, Navios Logistics initiated arbitration proceedings against Vale pursuant to the dispute resolution provisions of the service contract relating to the iron ore terminal in Nueva Palmira. On December 20, 2016, the arbitration tribunal ruled that the Vale port contract remains in full force and effect, and if Vale were to further repudiate or renounce the contract, Navios Logistics may elect to terminate the contract and be entitled to damages calculated by reference to guaranteed volumes and agreed tariffs for the remaining period of the contract. As of the date hereof, no further claim has been made or received from Vale. Any litigation or arbitration proceeding would be costly and time consuming and may result in the deterioration of Navios Logistics’ commercial relationships with Vale.

Navios Logistics’ business can be affected by adverse weather conditions, public health concerns, effects of climate change and other factors beyond its control, that can affect production of the goods it transports and stores as well as the navigability of the river system on which it operates.

A significant portion of Navios Logistics’ business is derived from the transportation, handling and storage of iron ore, soybeans and other agricultural products produced in the Hidrovia Region. Any drought or other adverse weather conditions, such as floods, could result in a decline in production of these products, which would likely result in a reduction in demand for the services offered by Navios Logistics. This would, in turn, negatively impact its results of operations and financial condition. Furthermore, Navios Logistics’ fleet operates in the Parana and Paraguay Rivers, and any changes adversely affecting navigability of either of these rivers, such as changes in the depth of the water or the width of the navigable channel, could, in the short-term, reduce or limit its ability to effectively transport cargo on the rivers. The possible effects of climate change, such as floods, droughts or increased storm activity, could similarly affect the demand for its services or its operations. Further, the impact of the COVID-19 pandemic may impact Navios Logistics operations and, as a result, could have a material adverse impact its business, financial condition, results of operations or prospects.

A prolonged drought, the possible effects of climate change, widespread or prolonged public health concerns including those relating to the COVID-19 pandemic or other turns of events that are perceived by the market to have an impact on the region, the navigability of the Parana or Paraguay Rivers or Navios Logistics’ business in general may, in the short-term, result in a reduction in the market value of its ports, barges and pushboats that operate in the region. For example, in 2020, throughput of Navios Logistics’ grain terminal decreased by 27.3% compared to 2019 as a result of lower Uruguayan exports due to reduced Uruguayan soybean production and lower transshipment of grains from Paraguay and Bolivia due to difficult navigation conditions because of a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina resulted in water levels in the Paraná River dropping to their lowest levels in decades. Such difficult conditions also adversely affected Navios Logistics’ barge business through 2020. These barges and pushboats are designed to operate in wide and relatively calm rivers, of which there are only a few in the world. If it becomes difficult or impossible to operate profitably Navios Logistics’ barges and pushboats in the Hidrovia Region and Navios Logistics is forced to sell them to a third party located outside of the region, there is a limited market in which it would be able to sell these vessels, and accordingly it may be forced to sell them at a substantial loss, if at all.

Navios Logistics may be unable to obtain financing for its growth or to fund its future capital expenditures, which could materially adversely affect its results of operations and financial condition.

Navios Logistics’ capital expenditures during the years ended December 31, 2020, 2019 and 2018 were $8.4 million, $7.9 million and $19.6 million, respectively, mainly used to acquire and/or pay installments for among others one newbuilding estuary tanker vessel, six newbuilding liquid barges, three pushboats and to expand Navios Logistics’ port terminal operations through the construction of an iron ore port terminal facility and the development of a new upriver terminal. In order to follow its current strategy for growth, Navios Logistics will need to fund future asset or business acquisitions, increase working capital levels and increase capital expenditures. Further, the construction of Navios Logistics’ planned Port Murtinho multipurpose port terminal and Nueva Palmira Free Zone new liquid port terminal may result in a material increase in its capital expenditures.

In the future, Navios Logistics will also need to make capital expenditures required to maintain its current ports, fleet and infrastructure. Cash generated from its earnings may not be sufficient to fund all of these measures. Accordingly, Navios Logistics may need to raise capital through borrowings or the sale of debt or equity securities. Navios Logistics’ ability to obtain bank financing or to access the capital markets for future offerings may be limited by its financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond its control, including disruptions in the international financial markets as a result of the ongoing COVID-19 pandemic. If Navios Logistics fails to obtain the funds necessary for capital expenditures required to maintain its ports, fleet and infrastructure, it may be forced to take vessels out of service or curtail operations, which could materially harm its revenues and profitability. If Navios Logistics fails to obtain the funds that might be necessary to acquire new vessels, expand its existing infrastructure, or increase its working capital or capital expenditures, Navios Logistics might not be able to grow its business and its earnings could suffer. Furthermore, despite covenants under the indenture governing the 2025 Logistics Senior Notes and the agreements governing its other indebtedness, Navios Logistics will be permitted to incur additional indebtedness, which would limit cash available for working capital, and to service its indebtedness.

Navios Logistics’ failure to receive required approvals for or timely complete construction and commence full operation or secure satisfactory commercial contracts of the planned Port Murtinho and Nueva Palmira Free Zone port terminal facilities could negatively affect Navios Logistics’ business operations, and Navios Logistics may experience difficulty managing its growth as they expanding its business.

Navios Logistics is currently developing a multipurpose upriver port terminal in Port Murtinho in the State of Mato Grosso do Sul, in the center-west region of Brazil, for exports of agricultural commodities and imports of fertilizers and fuel products. In 2018, Navios Logistics purchased approximately 3.5 hectares of undeveloped, river-front land located in Port Murtinho in which the new terminal is expected to be constructed. In 2019 and 2020, Navios Logistics purchased approximately 3.2 additional hectares bordering the original land acquired and on March 24, 2021 acquired 2.3 additional hectares. The new terminal is expected to service the needs of Navios Logistics’ clients for exports of soybeans, grains, sugar and other agricultural commodities and imports of fertilizers and fuel products. Navios Logistics has developed a master plan for the new terminal and concluded the licensing process for construction. As of the date of this report, Navios Logistics expects to complete construction of the new terminal in 2022. The new terminal is still in the early stages of development, and there can be no assurance that it will be constructed.

Navios Logistics has available land in Brazil and Uruguay where Navios Logistics plans to develop the new terminals, and will need to receive required authorizations from several governmental authorities in order to do so. If these authorities deny Navios Logistics’ request for authorization, or if existing authorizations are revoked, Navios Logistics will not be able to proceed with construction. Navios Logistics also has 144 acres available to be developed inside or near the Nueva Palmira Free Zone in Uruguay. In part of this available land, Navios Logistics plans to develop a new terminal for refined liquid products. The new liquid terminal will service the market for the storage and transshipment of fuel products for export to other countries via the Hidrovia Waterway and the sale of fuel products within Nueva Palmira Free Zone for bunkering operations of vessels and push boats. The development of this terminal depends on numerous governmental authorizations and permits. The new liquid terminal can also service the market for storage and sale of fuel products in Uruguay, however this operation requires a regulatory change that would open up the market to the private sector for import of fuel products in Uruguay, which is currently a state monopoly. Before commencement of operations of the new liquid terminal, Navios Logistics intends to start liquid operations in the area by selling liquid products within the Nueva Palmira Free Zone, which does not require any change in local regulation. There can be no assurance that Navios Logistics will obtain all necessary authorizations and permits, or this change in regulation will materialize, or that the new liquid terminal in Nueva Palmira will be constructed.

If Navios Logistics’ fails to secure commercial agreements with prospective clients to its satisfaction, Navios Logistics may decide to delay or not proceed with these investments. Further, there can be no assurance that Navios Logistics will complete the expected development of the new terminals or complete construction of the new terminals as scheduled or without cost overrun. Even if construction is completed on a timely basis, there can be no assurance that full operation of the new terminals will commence as expected. In addition, Navios Logistics may not be able to attract a sufficient number of skilled workers to meet the needs of the new terminals. If Navios Logistics experiences delays in construction or commencement of the full operations, increased costs or lack of skilled labor or other unforeseen events, its business, financial condition and results of operations could be materially and adversely affected.

The risks and costs associated with ports as well as vessels increase as the operational port equipment and vessels age.

The costs to operate and maintain a port or a vessel increase with the age of the port equipment or the vessel. Governmental regulations, safety or other equipment standards related to the age of the operational port equipment or vessels may require expenditures for alterations or the addition of new equipment to Navios Logistics’ port equipment or vessels and may restrict the type of activities in which these ports or vessels may engage. The failure to make capital expenditures to alter or add new equipment to its barges, pushboats, vessels and/or ports may restrict the type of activities in which these barges, pushboats, vessels and/or ports may engage and may decrease their operational efficiency and increase Navios Logistics’ costs.

As charterers prefer newer vessels that are more fuel efficient than older vessels, the age of some of Navios Logistics’ vessels, barges and pushboats may make them less attractive to charterers. Cargo insurance rates also increase with the age of a vessel, making older vessels less desirable to charterers as well. The ages and rates at which risks and costs associated with vessels increase are dependent on numerous, complex factors and may vary substantially from vessel to vessel. Such factors include the condition of the vessel, the nature of the use of the vessel (including whether the vessel is used in fresh water, in which vessels typically have a longer a useful life, or salt water), whether various additional life-extending investments have been made in the vessel, any prior owner maintenance and operating practices, the nature of cargoes that could be carried, and the possibility that such vessels could be used in ports and docks, which could increase the wear on the vessel.

Navios Logistics cannot assure you that, as its operational port equipment and vessels barges and pushboats age, market conditions will justify those expenditures or enable Navios Logistics to operate them profitably during the remainder of their useful lives. If Navios Logistics sells such assets, it may have to sell them at a loss, or opt to scrap its assets, and if clients no longer use its ports or charter-out its vessels due to their age, its results of operations could be materially and adversely affected.

Spare parts or other key equipment needed for the operation of Navios Logistics’ ports and fleet may not be available off the shelf and it may face substantial delays, which could result in loss of revenues while waiting for those spare parts to be produced and delivered to Navios Logistics.

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

Navios Logistics intends to grow its port terminal, barge and cabotage businesses, either through land acquisition and expansion of its port facilities, through purchases of additional vessels, through charter-in vessels or acquisitions of other logistics and related or complementary businesses. The expansion and acquisition of new land or addition of vessels to its fleet will require funding, impose significant additional responsibilities on its management and staff, and may require Navios Logistics to increase the number of its personnel. Navios Logistics will also have to increase its customer base to provide continued activity for the new businesses.

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

The planning, construction and development of Navios Logistics’ new terminals will also impose significant additional responsibilities on its management and staff, and may require Navios Logistics to increase the number of our personnel. Navios Logistics will also have to increase their customer base to provide continued activity for the new terminals. Navios Logistics initial operating and financial systems may not be adequate as they implement the development and construction plans, and their attempts to improve these systems may be ineffective. If Navios Logistics is unable to operate its financial and operations systems effectively or to recruit suitable employees as they expand its operations, Navios Logistics may be unable to effectively control and manage its larger operation. Although it is impossible to predict what errors might occur as the result of inadequate controls, it is generally harder to manage a larger operation than a smaller one and, accordingly, more likely that errors will occur as operations grow. Additional management infrastructure and systems will be required in connection with such growth to attempt to avoid such errors.

Rising crew costs, fuel prices and other cost increases may adversely affect Navios Logistics’ profits.

As of December 31, 2020, Navios Logistics employed 396 land-based employees and 565 seafarers as crew on its vessels. Crew costs are a significant expense for Navios Logistics. Recently, the limited supply of and increased demand for well-qualified crew, due to the increase in the size of the global shipping fleet, has created upward pressure on crewing costs, which Navios Logistics generally bears under its time and spot contracts. Additionally, labor union activity in the Hidrovia Region may create pressure for Navios Logistics to pay higher crew salaries and wages. In addition, fuel is one of the largest operating expenses in Navios Logistics’ barge and cabotage businesses, when the revenue is contracted mainly by ton per cargo shipped. The prices for and availability of fuel may be subject to rapid change or curtailment, respectively, due to, among other things, new laws or regulations, interruptions in production by suppliers, imposition of restrictions on energy supply by governments, worldwide price levels and market conditions. Currently, most of Navios Logistics’ long-term contracts provide for the adjustment of freight rates based on changes in the fuel prices and crew costs. Navios Logistics may be unable to include similar provisions in these contracts when they are renewed or in future contracts with new customers. To the extent Navios Logistics’ contracts do not pass-through changes in fuel prices to its clients, Navios Logistics will be forced to bear the cost of fuel price increases. Navios Logistics may hedge in the futures market all or part of its exposure to fuel price variations. Navios Logistics cannot assure you that it will be successful in hedging its exposure. In the event of a default by Navios Logistics’ contractual counterparties or other circumstance affecting their performance under a contract, Navios Logistics may be subject to exposure under, and may incur losses in connection with, its hedging instruments, if any. In certain jurisdictions, the price of fuel is affected by high local taxes and may become more expensive than prevailing international prices. Navios Logistics may not be able to pass onto its customers the additional cost of such taxes and may suffer losses as a consequence of such inability. Such increases in crew and fuel costs may materially adversely affect Navios Logistics’ results of operations.

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

With respect to loading, storage and ancillary services, the market is divided between transits and exports, depending on the cargo origin. In the case of transits there are other companies operating in the river system that are able to offer services similar to Navios Logistics. With respect to exports, Navios Logistics’ competitors are Montevideo Port in Montevideo, and Ontur and TGU in Nueva Palmira. The main competitor of Navios Logistics’ liquid port terminal in Paraguay is Petropar, a Paraguayan state-owned entity (“Petropar”). Other competitors include Copetrol S.A. (“Copetrol”), TLP Chartering (“TLP”), Petróleo Brasileiro S.A. (“Petrobras”) and Trafigura Pte Ltd. (“Trafigura”).

Navios Logistics faces competition in its Barge and Cabotage Businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators. The charter markets in which Navios Logistics’ vessels compete are highly competitive. Key competitors include the successor of Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of Navios Logistics’ customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. These companies and other smaller entities are regular competitors of Navios Logistics in its primary trading areas. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility.

Navios Logistics’ competitors may be able to offer their customers lower prices, higher quality service and greater name recognition than Navios Logistics does. Accordingly, Navios Logistics may be unable to retain its current customers or to attract new customers. (See also Item 4.D. “B. Business overview – Competition – Navios Logistics”).

If Navios Logistics fails to fulfill the oil majors’ vetting processes, it could materially and adversely affect the employment of its tanker vessels in the spot and period markets, and consequently its results of operations.

The oil majors consider numerous factors in evaluating commercial decisions, and, through their association, OCIMF, have developed and are implementing two tools: (a) the Ship Inspection Report Program (“SIRE”) and (b) the Tanker Management and Self Assessment (“TMSA”) program. The former is a ship inspection based upon a thorough Vessel Inspection Questionnaire and performed by OCIMF-accredited inspectors, resulting in a report being logged on SIRE. The report is an important element of the ship evaluation undertaken by any oil major when a commercial need exists.

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

Navios Logistics periodically employs some of its fleet on a spot basis. The spot charter market can be competitive and freight rates within this market may be volatile with the timing and amount of fluctuations in spot rates being difficult to determine. Longer-term contracts provide income at pre-determined rates over more extended periods of time. The cycles in its target markets have not yet been clearly determined but Navios Logistics expects them to exhibit significant volatility as the South American markets mature. Navios Logistics cannot assure you that it will be successful in keeping its fleet fully employed in these short-term markets, or that future spot rates will be sufficient to enable such fleet to be operated profitably, as spot rates may decline below the operating cost of vessels. A significant decrease in spot market rates or its inability to fully employ its fleet by taking advantage of the spot market would result in a reduction of the incremental revenue received from spot chartering and could materially and adversely affect its results of operations, and operating cash flow.

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

Navios Logistics’ success depends upon its management team and other employees, and if it is unable to attract and retain key management personnel and other employees or its management team fails to provide the capabilities that Navios Logistics requires, its results of operations may be negatively impacted.

Navios Logistics’ success depends to a significant extent upon the abilities and efforts of its management team and its ability to retain them. In particular, many members of its senior management team, including its Chairman, its Chief Executive Officer, its Chief Financial Officer, its Chief Operating Officers and its Chief Commercial Officer, have extensive experience in the logistics and shipping industries. Some of these individuals also serve in various capacities for other entities affiliated with Navios Logistics’ controlling shareholder, Navios Holdings, if Navios Logistics was to lose their services for any reason, it is not clear whether any available replacements would be able to manage its operations as effectively. Further, the obligations of individuals employed by Navios Logistics who also serve in capacities for other entities affiliated with Navios Holdings may give rise to certain conflicts with Navios Logistics’ interests in the future, including the diversion of their attention or focus away from our business. The loss of any of the members of its management team or the capabilities Navios Logistics expects them to provide on an ongoing basis could impair Navios Logistics’ ability to identify and secure vessel contracts, to maintain good customer relations and to otherwise manage its business, which could have a material adverse effect on its financial performance and its ability to compete. Navios Logistics does not maintain key man insurance on any of its officers. Further, the efficient and safe operation of its fleet and ports requires skilled and experienced crew members and employees. Difficulty in hiring and retaining such crew members and employees including as a result of public health or safety concerns and governmental restrictions caused by the recent COVID-19 pandemic, could adversely affect its results of operations.

Risks Relating to Argentina

Argentine government actions concerning the economy, including decisions with respect to inflation, interest rates, price controls, foreign exchange controls, devaluation, wages and taxes, restrictions on production, imports and exports, and governmental measures in response to the COVID-19 pandemic have had and could continue to have a material adverse effect on Navios Logistics. Navios Logistics cannot provide any assurance that future economic, social and political developments in Argentina, over which it has no control, will not impair its business, financial condition or results of operations, the guarantees or the market price of the 2025 Logistics Senior Notes.

The economic conditions of Argentina may affect the financial condition and results of operations of its Argentine subsidiary.

The financial condition and the results of operations of Navios Logistics’ Argentine subsidiary depend to a large extent on political, macroeconomic and regulatory circumstances in Argentina. The Argentine economy has experienced significant volatility in recent years, including several periods of low or negative growth and high and variable levels of inflation and devaluation. The Argentine economy is currently in recession, exacerbated by the global COVID-19 pandemic, which may result in increased inflation or further economic deterioration in Argentina. There can be no assurance that the condition of the Argentine economy will improve in the future. As a result, both the policies that could be adopted by the Argentine government and future economic, macroeconomic, regulatory, social and political circumstances or developments in Argentina could have a material adverse effect on the business, financial condition or results of operations of its local subsidiaries as well as the value of certain of its assets.

As a result, both the policies that could be adopted by the Argentine government and future economic, macroeconomic, regulatory, social and political circumstances in Argentina could have a material adverse effect on the business, financial condition or results of operations of its local subsidiaries.

The impact of political developments in Argentina remains uncertain and could adversely affect the Argentine economy.

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

On December 13, 2019, the Fernandez administration published Decree 34/2019, which states the public occupational emergency for a period of 180 days and establishes the right of the affected workers to receive a double legal-mandated severance pay in case of dismissal without just cause. The Government went a step further amid the COVID-19 pandemic, and issued Decree No. 329/2020, restricting the ability to terminate employment with or without cause for 60 business days, prorogued it for 60 additional business days by Decree No.624/2020. Additionally, Decree 14/2020 established a minimum and uniform salary increase for all employees of the private sector. Additionally, in accordance with Decree No. 39/2021, the dismissal prohibition was extended for 90 days, and the double legal-mandated severance pay was extended until the end of 2021 in the case of dismissal without cause, with a limit of up to 500,000 Argentine pesos.

The Argentinean government is under negotiations with the International Monetary Fund (the “IMF”) to restructure the current debts of the Argentina with the IMF. No assurances can be made on whether the debt will be restructured or not. Any failure to restructure the debt can lead to a default scenario which could adversely affect the result of our operations and financial condition. Navios Logistics can offer no assurances as to the policies that may be implemented by the Fernández administration, or that political developments in Argentina will not adversely affect the Argentine economy and our business, financial condition and results of operations. In addition, we cannot assure you that future economic, regulatory, social and political developments in Argentina will not impair its business, financial condition or results of operations.

No assurances can be offered as to the policies that may be implemented by the Fernández administration, or that political developments in Argentina will not adversely affect the Argentine economy and Navios Logistics’ business, financial condition and results of operations. In addition, no assure can be given that future economic, regulatory, social and political developments in Argentina will not impair Navios Logistics’ business, financial condition or results of operations.

Continuing inflation may have material adverse effects on the Argentine economy.

Argentina has faced and continues to face high inflationary pressures. Over the last few years, the Argentine government has implemented certain programs aimed at controlling inflation and monitoring the prices of many goods and services, including price agreements between the Argentine government and private sector companies. Inter-annual inflation recorded for the years 2018 and 2019 reached 47.6% and 53.8%, respectively and inflation in 2020 was around 35.0% according to official information. The increase in salaries and public expenditure under the new administration could have a direct influence on inflation.

A high inflation economy could undermine Argentina’s cost competitiveness abroad if not offset by a devaluation of the Argentine peso, which could also negatively affect economic activity and employment levels. Freight under those contracts with clients from Navios Logistics’ Argentine subsidiary is denominated in U.S. dollars and is collected in Argentine pesos at the prevailing exchange rate. These contracts also include crew cost adjustment terms. Uncertainty about future inflation may contribute to slowdown or contraction in economic growth. Argentine inflation rate volatility makes it impossible to estimate with reasonable certainty the extent to which activity levels and results of operations of Navios Logistics’ Argentine subsidiary could be affected by inflation and exchange rate volatility in the future. There can be no assurance that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Fernández administration to control inflation will be effective or successful.

Notwithstanding the economic environment in Argentina, including Argentina’s increase of its monetary base to finance public expenditures, and the resulting high inflationary as of December 31, 2020, we do not consider inflation to be a significant risk factor to our cost of doing business in the foreseeable future as the functional currency of our Argentine subsidiary is the U.S. dollar. In addition, the day-to-day operations of our Argentine subsidiary are dependent on the relative value of the Argentine peso to the U.S. dollar.

Fluctuations in the value of the Argentine peso could adversely affect the Argentine economy, and consequently Navios Logistics’ results of operations in Argentina or the financial condition of Navios Logistics’ Argentine subsidiary.

The Argentine peso has suffered significant devaluations against the U.S. dollar in the past and has continued to devalue against the U.S. dollar in recent months. According to Argentina’s Central Bank, the Argentine peso depreciated approximately 14.3% against the U.S. dollar in 2012, 32.6% in 2013, 31.1% in 2014, 52.5% in 2015, 19.5% in 2016, 17.5% in 2017, 100.0% in 2018, 56.0% in 2019 and 41.0% in 2020.

The devaluation of the Argentine peso has had a negative impact on the ability of certain Argentine businesses to honor their foreign currency-denominated debt and has also led to very high inflation and significantly reduced real wages. If the Argentine peso is further significantly devalued, the Argentine economy and the Navios Logistics’ business in Argentina could be adversely affected. In September 2019, foreign currency controls were reinstated in Argentina.

The success of any measures taken by the Argentine government to restore market confidence and stabilize the value of the Argentine peso is uncertain. Significant variations in the comparative value of the Argentine peso to the U.S. dollar could adversely affect Navios Logistics’ business in Argentina and the financial condition and results of operations of Navios Logistics’ Argentine subsidiary.

The current and future foreign exchange policy of Argentina may affect the ability of Navios Logistics’ Argentine subsidiary to make money remittances outside of Argentina.

In Argentina, since the amendment of the convertibility law in December 2001, the Argentine government has imposed several restrictions on the purchase of foreign currency in the exchange market and the transfer of funds outside of Argentina, substantially limiting the ability of companies to retain foreign currency or make payments abroad, including the distribution of dividends Beginning in December 2015, the Argentine government gradually eased such restrictions, until their complete lifting in 2017. However, on September 1, 2019 the Argentine government reinstated exchange controls and restrictions on transfers abroad. These new controls and restrictions currently apply with respect to access to the Argentine foreign exchange market for purchase of foreign currencies, the payment of external financial debts, the payment of dividends and corporate profits, payments of imports of goods and services, among other things, and impose the obligation to repatriate and settle the proceeds from exports of goods and services in Argentine pesos. In addition, the Argentine Central Bank established certain regulations to avoid practices and transactions aimed to circumvent, through the use of securities and other instruments, the restrictions set forth by the current foreign exchange control regulations.

As of the date hereof, the restrictions outlined above remain in place. As a consequence of the deepening of exchange controls, the difference between the official exchange rate, which is currently utilized for both commercial and financial operations, and other informal exchange rates that arose implicitly as a result of certain operations commonly carried out in the capital markets (“dollar MEP” or “cash with liquidation”), increased during 2020, creating a gap of approximately 67% with the official exchange rate as of December 31, 2020.

The Argentine government could maintain a single official exchange rate or create multiple exchange rates for different types of transactions. Further, the imposition by the Argentine government of further regulations, exchange controls and restrictions or other measures in response to capital outflows or the devaluation of the Argentine peso could weaken public finances. Such measures may negatively affect Argentina’s international competitiveness, discouraging foreign investments and lending by foreign investors or increasing foreign capital outflow which could have an adverse effect on economic activity in Argentina, and which in turn could adversely affect our business in Argentina and results of operations of our Argentine subsidiary.

As a result of the foreign exchange control regulations in Argentina, our local subsidiaries may not be able to freely access the Argentine foreign exchange market to acquire U.S. dollars and from transferring funds outside of Argentina. Further, as part of the foreign exchange restrictions, an Argentine financial institution may at its absolute discretion refuse to carry out a transfer of funds out of Argentina or may request a formal approval from the Argentine Central Bank before proceeding with the transfer of funds out of Argentina.

Any operation that does not comply with the provisions of the foreign exchange regulations is subject to Law No. 19,359 of the Foreign Exchange Criminal Regime in Argentina.

The Argentine government could maintain these exchange controls, impose new controls, strengthen transfer restrictions or impose other requirements that may impair the ability of our local subsidiaries to access the foreign exchange market, acquire U.S. dollars, or transfer funds abroad of Argentina. Any or all of these actions could materially affect the ability of the local subsidiaries to transfer funds abroad, and therefore affecting our ability to service our debt and satisfy our obligations.

The Argentine government has made certain changes to its tax rules that affected Navios Logistics’ operations in Argentina in the past, and could further increase the fiscal burden on its operations in Argentina in the future.

The Argentine government has made certain changes to its tax rules that affected Navios Logistics’ operations in Argentina in the past, and could further increase the fiscal burden on its operations in Argentina in the future. If the Argentine government decides to alter the tax regime in Argentina, its results of operations and financial condition of its Argentine subsidiary could be materially and adversely affected.

The Argentine economy could be adversely affected by economic developments in other global markets.

Argentina’s economy is vulnerable to external shocks that could be caused by adverse developments affecting its principal trading partners. A significant decline in the economic growth of any of Argentina’s major trading partners (including Brazil, the European Union, China and the United States) including as a result of the ongoing COVID-19 pandemic, could have a material adverse impact on Argentina’s balance of trade and could adversely affect Argentina’s economic growth. Argentina may also be affected by other countries that have influence over world economic cycles. If interest rates rise significantly in developed economies, including the United States, emerging market economies, including Argentina, could find it increasingly challenging and expensive to borrow capital and refinance existing debt, which could negatively affect their economic growth.

Future policies of the Argentine government may affect the economy as well as Navios Logistics’ operations in Argentina.

During the past years, the Argentine government took several actions to re-nationalize concessions and public services companies that were privatized in the 1990’s, such as YPF, Aguas Argentinas S.A. and Aerolíneas Argentinas S.A. Future expropriations, nationalizations or requisitions, as well as changes in taxation, laws, regulations or policies affecting foreign trade, investment, or others that may be adopted by the Fernandez administration could adversely affect Navios Logistics’ business in Argentina and the financial condition and results of operations of its Argentine subsidiary. For example, the Fernandez administration announced its intention to expropriate a seed trade company, and while certain initial steps were taken by the government, no further action was taken from the Argentine government to effect such expropriation.

Similar measures, such as mandatory renegotiation or modification of existing contracts among others, that may be adopted by the Argentine government in the future could also adversely affect Navios Logistics’ business in Argentina, financial condition and results of operations of our Argentine subsidiary.

Risks Relating to Uruguayan Free Zone Regulation

Navios Logistics may be materially and adversely affected in case of termination, non-renewal or non-extension of the tax incentives that benefit certain of its subsidiaries in Uruguay.

Certain of Navios Logistics’ subsidiaries in Uruguay are operating as direct free trade zone users under free zone user agreements with the Free Zones Division of the Uruguayan Department of Trade (“Free Zone User Agreements”), allowing them to operate in isolated public areas in Nueva Palmira, Uruguay, and to enjoy tax exemptions and other benefits, such as a generic exemption on present and future Uruguayan national taxes including the Corporate Income Tax, Value-Added Tax and Wealth Tax. Other benefits that such subsidiaries enjoy are simplified corporate law provisions, the ability to negotiate preferential public utility rates with government agencies and government guarantees of maintenance of such benefits and tax exemptions. Free trade zone users do not need to pay import and export tariffs to introduce goods from abroad to the free trade zone, to transfer or send such goods to other free trade zones in Uruguay or send them abroad. These Free Zone Agreements have been extended to 2046 and may be extended further until 2066 at its option. In order to ensure the continuity of these incentives through the course of their terms, Navios Logistics’ subsidiaries must meet the Free Zone User Agreements or regulations governing free trade zones. However, its subsidiaries may lose all the tax benefits granted to them or be subject to fines if the Uruguayan Department of Trade—Free Zones Division concludes that its subsidiaries breached or failed to comply with the Free Zone User Agreements or regulations governing free trade zones. As a result, we could be materially and adversely affected.

The following are some of the causes under which the Uruguay Department of Trade—Free Zones Division may terminate the Free Zone User Agreements prior to expiration: the non fulfilment of the obligations to improve the land, as per the terms of each Free Zone User Agreements; breaches of the terms of the Free Zone User Agreements or the Free Zone Act No. 15,921; violation of labor laws; failure to pay agreed fees to the Uruguayan authorities; failure to make required social security contributions; or the commission of illegal acts or acts expressly forbidden by the Free Zone User Agreements. Should Navios Logistics’ Uruguayan subsidiaries lose their free zone user status, they will not be able to operate as free zone users and therefore to operate their terminal facilities.

The right of the Uruguay Department of Trade—Free Zones Division to early terminate the Free Zone User Agreements is subject to an explanation on the specific factual and legal reasons in which such decision is based. Generic decisions will not be admissible, just like not all breaches by the free zone users will entitle the Uruguayan Department of Trade—Free Zones Division to early terminate the Free Zone User Agreements. Such a decision must therefore be proportional to the noncompliance’s nature.

There can be no assurance that the tax benefits and exemptions granted to Navios Logistics’ subsidiaries under the Free Zone User Agreements will be renewed after the expiration of the Free Zone User Agreements, that the Free Zone User Agreements will not be early terminated or that, if renewed or otherwise replaced, the terms of any new Free Zone User Agreements will provide for equivalent or more favorable terms and conditions than those currently in effect. Navios Logistics will be materially and adversely affected if tax incentives that benefit its subsidiaries or the Free Zone User Agreements providing for such incentives are terminated and Navios Logistics is not able to renew or replace them. Even if the Free Zone User Agreements are renewed, if they provide for tax incentives that are not as favorable to Navios Logistics as those currently in effect, they could suffer a material adverse effect.

Other Risks Relating to the Countries in which Navios Logistics’ Operates

Certain of the countries in which Navios Logistics operate or may in the future operate in have experienced, and may continue to experience or experience in the future, political, legal and economic instability. Its activities may be adversely affected by political or economic instability or changes in law relating to our industry (including as a result of the COVID-19 pandemic. Navios Logistics operates in Argentina, Brazil, Uruguay, Paraguay and other markets. There can be no assurance that changes in the governments or laws of the jurisdictions in which they operate or in the regulatory environment for its industry or for foreign-domiciled companies in such jurisdictions will not occur, and such changes may result in a material adverse effect on its business, financial condition, results of operations and prospects.

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

•

the impact of extraordinary external events, such as the current pandemic health event resulting from the COVID-19 pandemic, and their collateral consequences, including labor shortages and government restrictions such as factory closures and restrictions on travel, resulting in the extended disruption of economic activity in our markets;

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

These risks may result in unforeseen harm to Navios Logistics’ business and financial condition. Also, some of its customers are headquartered in South America, and a general decline in the economies of South America, or the instability of certain South American countries and economies, could materially and adversely affect Navios Logistics.

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

In the markets in which Navios Logistics currently operates, in cabotage or regional trades, it is subject to restrictive rules and regulations on a region by region basis. Its operations currently benefit from these rules and regulations or their interpretation. For instance, preferential treatment is extended in Argentine cabotage for Argentine flagged vessels or foreign flagged vessels operated by local established operators with sufficient Argentine tonnage, in accordance with applicable local law, under one to three years’ licenses, including its Argentine cabotage vessels. Changes in cabotage rules and regulations or in their interpretation may have an adverse effect on Navios Logistics’ current or future cabotage operations, either by becoming more restrictive (which could result in limitations to the utilization of some of its vessels in those trades) or less restrictive (which could result in increased competition in these markets).

Because Navios Logistics generates the majority of its revenues in U.S. dollars but incurs a significant portion of its expenses in other currencies, exchange rate fluctuations could cause it to suffer exchange rate losses, thereby increasing expenses and reducing income.

Navios Logistics engages in regional commerce with a variety of entities. Additionally, Navios Logistics’ South American subsidiaries transact certain operations in Uruguayan pesos, Paraguayan guaraníes, Argentine pesos and Brazilian reais; however, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Currencies in Argentina and Brazil have fluctuated significantly against the U.S. dollar in the past. As of December 31, 2020, 2019 and 2018 approximately 47.8%, 53.4% and 48.6%, respectively, of its expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Expenses incurred in foreign currencies against which the U.S. dollar falls in value can increase, thereby decreasing Navios Logistics’ income. A greater percentage of Navios Logistics’ transactions and expenses in the future may be denominated in currencies other than U.S. dollars. As part of its overall risk management policy, Navios Logistics may attempt to hedge these risks in exchange rate fluctuations from time to time but cannot guarantee it will be successful in these hedging activities. Future fluctuations in the value of local currencies relative to the U.S. dollar in the countries in which it operates may occur, and if such fluctuations were to occur in one or a combination of the countries in which it operates, its results of operations or financial condition could be materially and adversely affected.

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

Based upon our actual and projected income, assets and activities, we believe that we should not be a PFIC for our taxable year ended December 31, 2020 or for subsequent taxable years. Based upon our operations as described herein, our income from time charters should not be treated as passive income for purposes of determining whether we are a PFIC. Accordingly, our income from our time chartering activities should not constitute “passive income,” and the assets that we own and operate in connection with the production of that income should not constitute passive assets.

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

Item 4. Information on the Company

A. History and Development of the Company

The legal and commercial name of the Company is Navios Maritime Holdings Inc. The Company is a corporation incorporated under the BCA and the laws of the Republic of the Marshall Islands. The Company’s office and principal place of business is located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands, and its telephone number is +1 345 232 3067.

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

Navios Logistics

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia Region of South America, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its strategically located port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics serve its customers in the Hidrovia Region through its three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics complements its three Port Terminals with a diverse fleet of 359 barges and pushboats and eight vessels, including six tankers, one bunker vessel and one river and estuary tanker vessel which operate in our Cabotage Business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

On January 1, 2008, pursuant to a share purchase agreement, Navios Holdings contributed cash, and the authorized capital stock of its wholly-owned subsidiary Corporacion Navios Sociedad Anonima (“CNSA”) in exchange for the issuance and delivery of 63.8% of Navios Logistics’ outstanding stock. Navios Logistics acquired all ownership interests in the Horamar Group (“Horamar”) in exchange for cash, and the issuance of 36.2% of Navios Logistics’ outstanding stock. As of December 31, 2020, Navios Holdings owned 63.8% of Navios Logistics.

Affiliate companies (not consolidated under Navios Holdings)

Navios Partners

Navios Partners (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containerships, chartering its vessels under medium to long-term charters.

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

Since the formation of Navios Partners, Navios Holdings has from time to time sold certain vessels to Navios Partners in exchange of cash and/or common units of Navios Partners.

A one-for-15 reverse stock split of all outstanding common units of Navios Partners became effective on May 21, 2019.

As of December 31, 2020 and following the sale of Navios Partners general partnership interest, referred to in Note 3 included elsewhere in this Annual Report, Navios Holdings had a 17.9% ownership interest in Navios Partners. Incentive distribution rights are held by Navios GP L.L.C. On March 31, 2021, Navios Partners completed the acquisition of Navios Containers, referred to in Note 9 included elsewhere in this Annual Report.

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

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25.0 million of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of December 31, 2020, Navios Acquisition has repurchased its shares of common stock for a total cost of approximately $7.5 million.

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

As of December 31, 2020, Navios Holdings had a 29.5% economic interest in Navios Acquisition.

Navios Containers

Navios Containers (NASDAQ: NMCI) is a growth-oriented international owner and operator of containerships.

On June 8, 2017, Navios Maritime Containers Inc. completed a private placement and Navios Holdings invested $5.0 million. Navios Maritime Containers Inc. registered its shares on the Norwegian Over-The-Counter Market (N-OTC) on June 12, 2017 under the ticker “NMCI”. On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership and commenced trading its common units on the Nasdaq Global Select Market (or “NASDAQ”) on December 10, 2018. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner and holds a non-economic interest that does not provide the holder with any rights to profits or losses of, or distribution by, the partnership. As a result of holding the general partner interest, control was obtained by Navios Holdings. As of that date, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers were consolidated under Navios Holdings. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3 included elsewhere in this Annual Report, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for all the periods presented.

As a result, since August 30, 2019, Navios Containers is not a controlled subsidiary of Navios Holdings and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers.

On December 3, 2018, Navios Partners distributed approximately 2.5% of the outstanding equity of Navios Containers to the unitholders of Navios Partners in connection with the listing of Navios Containers on the NASDAQ. As of December 31, 2020, Navios Holdings had a 3.9% ownership interest in Navios Containers. On March 31, 2021, Navios Partners completed the acquisition of Navios Containers (refer to Note 9 included elsewhere in this Annual Report). As of the close of the market on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ.

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

Navios Europe II

Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulkers and seven containership vessels.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners had established Navios Europe II under the laws of Marshall Islands and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50.0%, 50.0% and 0%, respectively. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14.0 million from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners would also have made available to Navios Europe II revolving loans up to $43.5 million to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14.0 million. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5.0 million. The structure was liquidated in June 2020. As of December 31, 2020, the Company received in cash all balances relating to Navios Europe II and acquired two Panamax vessels of Navios Europe II (Refer to Note 16 included elsewhere in this Annual Report).

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

As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners (except for the incentive distribution rights still held by the Company). The Company deconsolidated Navios Containers from August 30, 2019 onwards. Following the sale of the management division effected on August 30, 2019, Navios Holdings’ owned fleet is commercially and technically managed by NSM utilizing the same commercial ship management expertise and relationships developed in prior years. Navios Holdings’ current core fleet (excluding the Navios Logistics fleet), the average age of which is approximately 8.2 years, basis fully delivered fleet, consists of a total of 45 vessels, aggregating approximately 5.0 million dwt. Navios Holdings owns 29 vessels (including five vessels under bareboat contracts), consisting of 13 Capesize vessels (169,000-182,000 dwt), 12 Panamax vessels (74,000-85,000 dwt), three modern Ultra Handymax vessels (50,000-59,000 dwt) and one Handysize vessel (28,000-38,000 dwt). It also time charters-in and operates a fleet of one Ultra Handymax, one Handysize, 11 Panamax, and three Capesize vessels under long-term time charters. Navios Holdings has options to acquire 11 time charter-in vessels (on one of which Navios Holdings holds an initial 50% purchase option) and five vessels under bareboat contracts.

Navios Holdings also offered commercial and technical management services to the fleets of Navios Partners, Navios Acquisition, Navios Europe I, Navios Europe II and Navios Containers through August 30, 2019 (the date of the sale of the management division).

Navios Holdings’ strategy and business model focuses on:

•

Pursuing an appropriate balance between vessel ownership and a long-term charter-in fleet. Navios Holdings controls, through a combination of vessel ownership and long-term time chartered vessels, a fleet with an average age of approximately 8.2 years, basis fully delivered fleet, and 5.0 million dwt in tonnage. Navios Holdings’ ability, through its long-standing relationships with various shipyards and trading houses, to charter-in vessels allows it to control additional shipping capacity without the capital expenditures required by new vessel acquisition. In addition, having purchase options on 10 time chartered vessels and five purchase options of the vessels under bareboat contracts permits Navios Holdings to determine when is the most commercially opportune time to own or charter-in vessels. Navios Holdings intends to monitor developments in the sales and purchase market to maintain the appropriate balance between owned and long-term time chartered vessels.

•

Capitalize on Navios Holdings’ and the Manager’s established reputation. We intend to capitalize on the global network of relationships that Navios Holdings and the Manager have developed during our long history of investing and operating in the marine transportation industry. This includes decades-long relationships with leading charterers, financing sources and key shipping industry players. When charter markets and vessel prices are depressed and vessel financing is difficult to obtain we believe the relationships and experience of Navios Holdings and the Manager and its management enhances our ability to acquire young, technically advanced vessels at cyclically low prices and employ them under attractive charters with leading charterers. Through our established reputation and relationships, Navios Holdings and the Manager have had access to opportunities not readily available to most other industry participants that lack Navios Holdings’ and the Manager’s brand recognition, credibility and track record.

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

•

Sustain a Competitive Cost Structure. Pursuant to our management agreement with the Manager, the Manager coordinates and oversees the commercial, technical and administrative management of our fleet. We believe that the Manager is able to do so at rates competitive with those that would be available to us through independent vessel management companies. For example, pursuant to our management agreement with the Manager, management fees for vessel operating expenses of our vessels are fixed through August 2021. We believe this external management arrangement will enhance the scalability of our business by allowing us to grow our fleet without incurring significant additional overhead costs. We believe that we will be able to leverage the economies of scale of the Manager and manage operating, maintenance and corporate costs. At the same time, we believe the young age and high-quality of the vessels in our fleet, coupled with the Manager’s safety and environmental record, will position us favorably within the drybulk transportation sector with our customers and for future business opportunities.

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

•

The use of COAs, under which Navios Holdings contracts to carry a given quantity of cargo between certain load and discharge ports within a stipulated time frame, but does not specify in advance which vessels will be used to perform the voyages; and

•

Ensuring a high fleet utilization: The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the days its vessels are off-hire. At 98.9% as of December 31, 2020, Navios Holdings believes that it has one of the highest fleet utilization rates in the industry.

Competitive Advantages

Navios Holdings controls approximately 5.0 million dwt (excluding Navios Logistics) in dry bulk tonnage. Management believes that Navios Holdings occupies a competitive position within the industry in that its reputation in the global dry bulk markets permits it to enter into at any time, and take on spot, medium or long-term freight commitments, depending on its view of future market trends. In addition, many of the long-term charter deals may be brought to the attention of Navios Holdings prior to even being quoted in the open market. Even in the open market, Navios Holdings’ solid reputation allows it to take in (or put out) large amounts of tonnage on a short, medium, or long-term basis on very short notice. This ability is possessed by relatively few ship owners and operators and is a direct consequence of Navios Holdings’ market reputation for reliability in the performance of its obligations in each of its roles as a ship owner, COA operator, and charterer. Navios Holdings, therefore, has much greater flexibility than a traditional ship owner or charterer to quickly go “long” or “short” relative to the dry bulk markets.

Navios Holdings’ long involvement and reputation for reliability in the Asian Pacific region have also allowed it to develop privileged relationships with many of the largest trading houses in Japan, such as Marubeni Corporation and Mitsui & Co. Through these institutional relationships, Navios Holdings has obtained long-term charter-in deals, with options to extend time charters and options to purchase the majority of the vessels. Through its established reputation and relationships, Navios Holdings has access to opportunities not readily available to most other industry participants who lack Navios Holdings’ brand recognition, credibility, and track record.

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

Shipping Operations

Navios Holdings’ Fleet. Navios Holdings currently controls a core fleet of 29 owned vessels (including five bareboat chartered-in vessels and one vessel agreed to be sold) and 16 charter-in vessels. The average age of the fleet is 8.2 years.

Owned Fleet. Navios Holdings currently owns and operates a fleet comprised of 13 Capesize vessels, 12 Panamax vessels (including five vessels under bareboat contracts), three Ultra Handymax vessels and one Handysize vessel (agreed to be sold).

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity (1)	Handysize	2011	34,690
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
N Amalthia	Panamax	2006	75,318
Navios Galileo	Panamax	2006	76,596
N Bonanza	Panamax	2006	76,596
Jupiter N	Panamax	2011	93,062
Rainbow N	Panamax	2011	79,642
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Canary	Capesize	2015	180,528
Navios Corali	Capesize	2015	181,249

(1)	Vessel agreed to be sold.

Long-term Bareboat chartered-in Fleet in Operation

Vessel Name	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option (1)
Navios Herakles I	Panamax	Q3 2019	82,036	Yes
Navios Uranus	Panamax	Q4 2019	81,516	Yes
Navios Galaxy II	Panamax	Q1 2020	81,789	Yes
Navios Felicity I	Panamax	Q1 2020	81,946	Yes
Navios Magellan II	Panamax	Q2 2020	82,037	Yes

Long-Term Fleet. In addition to the 29 owned vessels, Navios Holdings currently controls a fleet of three Capesize, 11 Panamax, one Ultra Handymax, and one Handysize vessels under long-term time charters, having an average age of approximately 5.6 years.

Long-term Charter-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Venus	Ultra Handymax	2015	61,339	Yes
Navios Marco Polo	Panamax	2011	80,647	Yes
Elsa S	Panamax	2015	80,954	No
Navios Amber	Panamax	2015	80,994	Yes
Navios Sky	Panamax	2015	82,056	Yes
Navios Coral	Panamax	2016	84,904	Yes
Navios Citrine	Panamax	2017	81,626	Yes
Navios Dolphin	Panamax	2017	81,630	Yes
Mont Blanc Hawk	Panamax	2017	81,638	No
Cassiopeia Ocean	Panamax	2018	82,069	No
Navios Gemini	Panamax	2018	81,704	No	(3)
Navios Horizon I	Panamax	2019	81,692	No	(3)
Navios Koyo	Capesize	2011	181,415	Yes
Navios Felix	Capesize	2016	181,221	Yes

Kleimar Controlled Fleet

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option (1)
Navios Obeliks	Capesize	2012	181,415	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	Navios Holdings has the right of first refusal and profit share on sale of vessel.

Many of Navios Holdings’ current long-term charter-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Short-Term Fleet: Navios Holdings’ “short-term fleet” is comprised of Capesize, Panamax and Ultra Handymax vessels charter-in for duration of less than 12 months. The number of short-term vessels varies from time to time. These vessels are not included in the “core fleet” of the Company.

Exercise of Vessel Purchase Options

Navios Holdings has executed purchase options for seven Ultra Handymax, seven Panamax and three Capesize vessels, which were delivered on various dates from November 30, 2005 until February 2020. Navios Holdings currently has options to acquire 10 charter-in vessels currently in operation and five bareboat chartered-in vessels.

Navios Logistics Fleet Summary (owned)

The following is the current core fleet of Navios Logistics as presented in Navios Logistics’ 20-F filed with SEC.

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	58	178,948 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	359

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Management of Ship Operations, Administration and Safety

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, the Manager oversees the commercial, administrative and technical management of our fleet. Pursuant to the Management Agreement and the Administrative Services Agreement, the Manager provides us with access to human resources, financial and other administrative functions, including:

•	bookkeeping, audit and accounting services;

•	administrative and clerical services;

•	banking and financial services; and

•	client and investor relations.

Technical management services are also provided, including:

•	commercial management of the vessels;

•	operations of the vessels;

•	vessel maintenance and crewing;

•	purchasing and insurance; and

•	shipyard supervision.

Financial Risk Management: Navios Holdings actively engages in assessing financial risks associated with fluctuating future freight rates, daily time charter hire rates, fuel prices, credit risks, interest rates and foreign exchange rates. Financial risk management is carried out under policies approved and guidelines established by the Company’s executive management.

•

Credit Risk: Navios Holdings closely monitors its credit exposure to customers and other counterparties. Navios Holdings has entered into the management agreement with the Manager, pursuant to which the Manager agreed to provide commercial and technical management services to Navios Holdings. When negotiating on behalf of Navios Holdings’ various vessel employment contracts, the Manager has established policies, to ensure that contracts are entered into with counterparties that have appropriate credit history. Counterparties and cash transactions are limited to highly collateralized, high credit quality corporations and financial institutions. Most importantly, Navios Holdings has guidelines and policies that are designed to limit the amount of credit exposure.

•

Foreign Exchange Risk: Although Navios Holdings’ revenues are U.S. dollar-based, 19.8% of its expenses from continuing operations, related to its Navios Logistics segment, are in Uruguayan pesos, Argentinean pesos, Paraguayan Guaranies and Brazilian Reales. Navios Holdings monitors its Argentine Peso, Uruguayan Peso, Paraguayan Guarani and Brazilian Real exposure against long-term currency forecasts and enters into foreign currency contracts when considered appropriate.

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

Logistics Business Operations

Navios Logistics has a long history of operating in the Hidrovia Region of South America. Navios Logistics has consistent contract renewals and long-standing relationships with a diverse group of large customers, primarily comprised of major international agriculture and oil companies and their affiliates such as Archer Daniels Midland Company (“ADM”), Cargill International S.A. (“Cargill”), Louis Dreyfus Holding B.V. (“Louis Dreyfus”), Petropar SA (“Petropar”), YPF S.A. (“YPF”), Trafigura Group Pte Ltd (“Trafigura”),Vale and Vitol S.A. (“Vitol”). These long-term customer relationships arise from Navios Logistics’ reputation for reliability and high-quality service. In its grain terminal in Uruguay, Navios Logistics has been serving three of its key customers, ADM, Cargill and Louis Dreyfus, for 22 years on average. In its Liquid Port Terminal, liquid barge transportation and Cabotage Business, Navios Logistics has long-term relationships with its global petroleum customers of more than 18 years on average. In its Barge Business, Navios Logistics started its relationship with Vale in 2008 for iron ore transportation and has signed new contracts for storing and transshipping iron ore and other commodities since then. In addition, almost all of Navios Logistics’ contracts are U.S. dollar denominated and most of its dry port terminals’ contracts include minimum volume guarantees and built-in tariff escalators. This reduces Navios Logistics’ currency, volume and pricing risks, which enables Navios Logistics to have strong cash-flow visibility.

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

Competition

The dry bulk shipping markets are extensive, diversified, competitive and highly fragmented, divided among approximately 2,400 independent dry bulk carrier owners. The world’s active dry bulk fleet consists of approximately 12,400 vessels, aggregating approximately 920 million dwt as of April 1, 2021. As a general principle, the smaller the cargo carrying capacity of a dry bulk carrier, the more fragmented is its market, both with regard to charterers and vessel owner/operators. Even among the larger dry bulk owners and operators, whose vessels are mainly in the larger sizes, only ten companies are known to have fleets of 97 vessels or more: China COSCO Shipping, Nippon Yusen Kaisha, Wisdom Marine, China Merchants, the Fredriksen Group, Star Bulk Carriers, Pacific Basin Shipping, Kawasaki Kisen, Oldendorff Carriers and Mitsui O.S.K. Lines. There are about 40 owners known to have fleets of between 36 and 83 vessels. However, vessel ownership is not the only determinant of fleet control. Many owners of bulk carriers charter their vessels out for extended periods, not just to end users (owners of cargo), but also to other owner/operators and to tonnage pools. Such operators may, at any given time, control a fleet many times the size of their owned tonnage. Navios Holdings is one such operator; others include Cargill, Pacific Basin Shipping, Bocimar, Zodiac Maritime, Louis Dreyfus/Cetragpa, Cobelfret, Torvald Klaveness and Swiss Marine.

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

Navios Logistics

Navios Logistics believes that it is one of the largest providers of infrastructure, logistics and marine transportation services in the Hidrovia Region, with the region’s second largest barge fleet and the third largest cabotage fleet in Argentina. Navios Logistics believes its ownership of river ports, including its port terminals in Uruguay that provides access to the ocean, allows it to offer a logistics solution superior to its competitors that also operate barges and pushboats. Navios Logistics also competes based on reliability, efficiency and price.

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

Navios Logistics faces competition in its barge and cabotage businesses with transportation of oil and refined petroleum products from other independent shipowners and from vessel operators who primarily charter vessels to meet their cargo carrying needs. The charter markets in which Navios Logistics’ vessels compete are highly competitive. Key competitors include the successor of Atria Logistica S.A., Hidrovias do Brasil, Interbarge, P&O, Imperial Shipping and Fluviomar. In addition, some of Navios Logistics’ customers, including ADM, Cargill, Louis Dreyfus and Vale, have some of their own dedicated barge capacity, which they can use to transport cargo in lieu of hiring a third party. Navios Logistics also competes indirectly with other forms of land-based transportation such as truck and rail. Competition is primarily based on prevailing market contract rates, vessel location and vessel manager know-how, reputation and credibility. These companies and other smaller entities are regular competitors of Navios Logistics in its primary tanker trading areas.

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

Governmental and Other Regulations

Sources of Applicable Maritime Laws and Standards

Shipping is one of the world’s most heavily regulated industries, as it is subject to both Governmental regulation and industry standards. The Governmental regulation to which we are subject includes local and national laws, as well as international treaties and conventions, and regulations in force in jurisdictions where our vessels operate and are registered. We also are subject to regulation by ship classification societies and industry associations, which often have independent standards. In the United States and, increasingly, in Europe, the national, state, and local laws and regulations are more stringent than international conventions, as well as industry standards. Violations of these laws, regulations, treaties and other requirements could result in sanctions by regulators, including possible fines, penalties, delays, and detention. Compliance with these categories of regulation also impact the vetting process – non-compliances can result in vetting failures, as noted above.

The primary areas of maritime laws and standards to which we are subject include environment, safety, and security, as provided in detail below.

International Conventions and Standards

The IMO is the United Nations agency with jurisdiction over maritime safety and the prevention of pollution by ships. The IMO has adopted a number of international conventions concerned with preventing, reducing, or managing pollution from ships; and ship safety and security. The most significant of these are described below.

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

Under MARPOL, our ships are required to have an International Oil Pollution Prevention Certificate and a Shipboard Oil Pollution Emergency Plan; under Annex IV, an International Sewage Pollution Prevention Certificate; under Annex V, a Garbage Management Plan; and under Annex VI, an International Air Pollution Prevention Certificate issued by their flag States, among other requirements, some of which must be approved by their flag States. Certain jurisdictions in which we trade have not adopted all of the MARPOL annexes, but have established various national, regional, or local laws and regulations that apply to these areas.

MARPOL Annex VI has been amended and was also designed to phase in increasingly stringent limits on sulfur emissions. On January 1, 2020, the emissions standard under MARPOL Annex VI for the reduction of sulfur oxides was lowered to 0.5% worldwide (down from the previous level of 3.5%). Current regulations also allow for special emissions control areas (“ECAs”) to be established with more stringent controls on emissions of 0.1% sulfur, particulate matter, and nitrogen oxide emissions. Depending on vessel specifics, transitioning to the use of low sulfur fuel as a means of compliance may have required fuel system modification and tank cleaning. Another means of compliance is the installation of pollution control equipment (exhaust gas cleaning systems or scrubbers), allowing the vessel to use the existing, less expensive, high sulfur content fuel.

Thus far, ECAs have been formally adopted for the Baltic Sea area (limits SOx emissions only); the North Sea area including the English Channel (limiting SOx emissions only); the North American ECA (limiting SOx, NOx and particulate matter emissions); and the U.S. Caribbean ECA (limiting SOx, NOx and particulates). The IMO approved, then adopted in 2017, the designation of the North Sea and Baltic Sea as ECAs for NOx under Annex VI as well, which took effect in January 2021 for new vessels constructed on or after January 1, 2021 or existing vessels that replace an engine with non-identical engines, or install an additional engine.

Despite Annex VI’s extensive regulations, other jurisdictions have taken unilateral approaches to air emissions regulation. For example, the U.S. state of California adopted more stringent low sulfur fuel requirements within California-regulated waters, requiring marine gas oil, extending out to 24 nautical miles, which thus prohibits exhaust gas cleaning systems. China has also established local emissions control areas. While the Chinese areas are currently consistent with international standards in terms of sulfur content, certain Chinese local emissions control areas may become more stringent than international requirements in the future. Similarly, South Korea has established Port Air Quality Control Zones which cap the sulfur content of fuel at 0.1%. This provision took effect on September 1, 2020.

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

The IMO, as well as jurisdictions worldwide acting outside the scope of the IMO, have implemented requirements relating to the management of ballast water to prevent the harmful effects of foreign invasive species. The IMO’s International Convention for the Control and Management of Ships’ Ballast Water and Sediments (the “BWM Convention”) entered into force on September 8, 2017. The BWM Convention requires ships to manage ballast water in a manner that removes, renders harmless, or avoids the uptake or discharge of aquatic organisms and pathogens within ballast water and sediment. As of April 19, 2021, the BWM Convention had 86 contracting states, representing 91.12% of world gross tonnage. The United States is not party to the BWM Convention, but has similar, though not identical, requirements.

As amended, the BWM Convention requires, among other things, ballast water exchange, the maintenance of certain records, and the implementation of a Ballast Water and Sediments Management Plan. It also requires the installation of ballast water management systems for existing ships by certain deadlines, as described below.

Ships constructed prior to September 8, 2017 must install ballast water management systems by the first renewal survey following September 8, 2017 and must comply with IMO discharge standards by the due date for their International Oil Pollution Prevention Certificate renewal survey under MARPOL Annex I. Ships constructed after September 8, 2017 are required to comply with the BWM Convention upon delivery. All ships must meet the IMO ballast water discharge standard by September 8, 2024, regardless of construction date. During the Marine Environmental Protection Committee’s (“MEPC”) session 75, held November 16-20, 2020, new amendments were adopted regarding testing and certification of ballast water management systems, which are expected to enter into force on June 1, 2022. The updated guidance for Ballast Water and Sediments Management Plan includes more robust testing and performance specifications.

•	International Conventions for Civil Liability for Oil Pollution Damage and for Bunker Oil Pollution Damage and Other Pollution Liability Regimes

Several international conventions impose and limit pollution liability from vessels. For example, the International Convention on Civil Liability for Bunker Oil Pollution Damage (the “Bunker Convention”) in addition to local and national environmental laws. The Bunker Convention entered into force in 2008 and imposes strict liability on shipowners for pollution damage and response costs incurred in contracting States caused by discharges, or threatened discharges, of bunker oil from all classes of ships not covered by the International Convention for Civil Liability for Oil Pollution Damage. The Bunker Convention also requires registered owners of ships over a certain tonnage to maintain insurance to cover their liability for pollution damage in an amount equal to the limits of liability under the applicable national or international limitation regime, including liability limits calculated in accordance with the Convention on Limitation of Liability for Maritime Claims 1976, as amended (the “1976 Convention”). As/ of April 19, 2021, the Bunker Convention had 100 contracting states, representing 95.06% of the gross tonnage of the world’s merchant fleet. In non-contracting States, such as the United States, liability for such bunker oil pollution typically is determined by the national or other domestic laws in the jurisdiction in which the spillage occurs.

The 1976 Convention is the most widely applicable international regime limiting maritime pollution liability. Rights to limit liability under the 1976 Convention are forfeited where a spill is caused by a shipowner’s intentional or reckless conduct. Certain jurisdictions have ratified the IMO’s Protocol of 1996 to the 1976 Convention, referred to herein as the “Protocol of 1996”. The Protocol of 1996 provides for substantially higher liability limits in those jurisdictions than the limits set forth in the 1976 Convention. Finally, some jurisdictions, such as the United States, are not a party to either the 1976 Convention or the Protocol of 1996, and, therefore, a shipowner’s rights to limit liability for maritime pollution in such jurisdictions may be uncertain or subject to national and local law.

•	International Convention for the Safety of Life at Sea and the International Safety Management Code

Our vessels also must operate in compliance with the requirements set forth in the International Convention for the Safety of Life at Sea, as amended, (“SOLAS”), including the International Safety Management Code (the “ISM Code”), which is contained in Chapter IX of SOLAS.

SOLAS was enacted primarily to promote the safety of life and preservation of property. SOLAS, and the regulations and codes of practice thereunder, is regularly amended to introduce heightened shipboard safety requirements into the industry. The ISM Code requires ship operators to develop and maintain an extensive Safety Management System (“SMS”) that includes the adoption of a safety and environmental protection policy setting forth instructions and procedures for safe vessel operation and describing procedures for dealing with emergencies. The ISM Code also requires vessel operators to obtain a Document of Compliance (“DOC”) demonstrating that the company complies with the SMS and a Safety Management Certificate (“SMC”) for each vessel verifying compliance with the approved SMS by each vessel’s flag State. No vessel can obtain an SMC unless its manager has been awarded a Document of Compliance, issued by the flag State for the vessel, under the ISM Code.

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

The IMO now has mandatory measures for an international greenhouse gas (“GHG”) reduction regime for a global industry sector, and recent activity indicates continued interest and regulation in this area in the coming years. Amendments to MARPOL Annex VI included energy efficiency measures that took effect on January 1, 2013 and apply to all ships of 400 gross tonnage and above. A major component of this GHG regime is the development of a ship energy efficiency management plan (“SEEMP”), with which vessels across the industry must comply. Vessel SEEMPs were required to be updated by December 31, 2018 to include data collection processes and vessels were required to begin collecting data on fuel oil consumption on January 1, 2019. In November 2020, MEPC approved draft amendments to MARPOL Annex VI concerning mandatory goal-based technical and operational measures to reduce carbon intensity of international shipping, with a view to adoption at the MEPC 76 meeting in June 2021. If adopted, they would enter into force on January 1, 2023.

•	ISPS Code

In 2002, following the September 11 terrorist attacks, SOLAS was amended to impose detailed security obligations on vessels and port authorities, most of which are contained in the ISPS Code, which is Chapter XI-2 of SOLAS. Vessels demonstrate compliance with the ISPS Code by having an International Ship Security Certificate issued by their flag State.

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

The Act to Prevent Pollution from Ships (“APPS”) and corresponding U.S. Coast Guard regulations implement several MARPOL annexes in the United States. Violations of MARPOL, APPS, or the implementing regulations can result in liability for civil and/or criminal penalties. Numerous vessel owners and operators, as well as individual ship officers and shoreside technical personnel have been criminally prosecuted for APPS violations, which may result in significant fines and imprisonment for ship officers.

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

Depending on a vessel’s compliance date for installation of a U.S. Coast Guard type-approved ballast water management system, these requirements may be met by performing mid-ocean ballast exchange, by retaining ballast water onboard the vessel, or by using another ballast water management system authorized by the U.S. Coast Guard. In the near future, ballast exchange will no longer be permissible. These U.S. Coast Guard regulations and EPA’s Vessel General Permit, however, will ultimately be replaced with the new regulatory regime being developed under Vessel Incidental Discharge Act (“VIDA”) signed into law on December 4, 2018, which is expected to contain similar, though possibly more stringent, requirements.

VIDA establishes a new framework for regulation of discharges incidental to the normal operation of commercial vessels into navigable waters of the United States, including management of ballast water. VIDA required the EPA to implement a final rule setting forth standards for incidental discharges, including ballast water, by December 4, 2020 and the U.S. Coast Guard to issue a final rule implementing the EPA’s standards by December 4, 2022. However, EPA missed the statutory deadline of December 4, 2020 and EPA’s final rule is not expected to be published for several months at best. As such, the overall implementation of VIDA will be delayed, including the U.S. Coast Guard’s implementation of EPA’s final rule on standards. Implementation of VIDA is expected to create more uniformity in state and federal regulation of incidental vessel discharges and thus is expected to result in a simplification of the current patch-work of federal, state and local ballast water regulations in the United States. However, the relevant standards and regulations implementing those standards are expected to take at least until sometime in 2023, and it is ultimately unclear what discharge limits may apply to discharges under VIDA, as well as how certain permissible state-specific standards may be implemented.

More specifically, on October 26, 2020, the EPA issued its Notice of Proposed Rulemaking – Vessel Incidental Discharge National Standards of Performance, which is the first step toward the final standards and regulations. The proposed rule would establish both general and specific discharge standards. The general discharge standards are preventative in nature and apply to all incidental discharges. They are organized into three categories: (1) general operation and maintenance; (2) biofouling management; and (3) oil management. These general standards mandate overall minimization of discharges and prescribe best management practices toward achieving this goal. No training or education requirements are included, as these will be set by the U.S. Coast Guard in its rulemaking once EPA’s standards are finalized. EPA’s proposal covers 20 incidental discharges from vessels, down from 27 covered by the 2013 VGP. Importantly, EPA did not significantly reduce the number of discharges covered, rather combined several discharges into one, taking a more systematic approach to managing the discharges. Two years after the EPA publishes its final standard, the U.S. Coast Guard is required to develop corresponding implementation, compliance and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation and use of devices necessary to achieve the EPA standards.

•	Oil Pollution Act of 1990 and State Law Regarding Oil Pollution Liability

The United States has a comprehensive regulatory and liability regime for the protection and cleanup of the environment from oil spills from all vessels, including cargo or bunker oil spills from tankers. This regime is set forth in the Oil Pollution Act of 1990, or “OPA.”

OPA applies to owners and operators whose vessels trade in the United States, its territories and possessions or whose vessels operate in United States waters. Under OPA, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable for all containment and clean-up costs, as well as damages, arising from discharges or substantial threats of discharges, of oil from their vessels unless the spill results solely from the act or omission of a third party, an act of God or an act of war, which is determined after-the-fact. As such, responsible parties must respond to a spill immediately irrespective of fault.

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

A COFR is issued in the name of the company/person financially responsible in the event of a spill or threat of a spill and this is usually the owning company or operator of the vessel. Once they have shown the capability to pay clean-up and damage costs up to the liability limits required by OPA, and a guaranty is issued and then provided to the U.S. Coast Guard, the U.S. Coast Guard will issue a COFR. With a few limited exceptions (not applicable to Navios vessels), vessels greater than 300 gross tons and vessels of any size that are transferring oil or cargoes between vessels or shipping oil in the Exclusive Economic Zone (EEZ) are required to comply with the COFR regulations in order to operate in U.S. waters.

The guarantor used throughout the Navios fleet is SIGCO / The Shipowners Insurance and Guaranty Company. SIGCO issues the guaranty noted above and confirms that if the responsible party does not respond to an oil spill or threat of a spill, the guarantor will be called upon to provide the funds to do so. This would be a rare occurrence because any guaranty issued by SIGCO is contingent on protection and indemnity cover.

The COFR is renewed on a three-year basis whereas the COFR guaranty is renewed annually. The U.S. Coast Guard checks that a vessel has a valid COFR prior to or upon entering the U.S. waters. Some states have COFR requirements in addition to the federal requirement under OPA, which may be more stringent than the requirement under OPA.

Trading in the US without a valid COFR may result in the vessel being detained and/or fined up to USD 48,192.00 per day or prevented from entering U.S. ports or U.S. protectorates until the COFR is in place, or possible seizure by, and forfeiture to, the United States. We have provided satisfactory evidence of financial responsibility to the U.S. Coast Guard for all of our vessels and all have valid COFRs.

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

The Comprehensive Environmental Response, Compensation, and Liability Act (“CERCLA”) contains a liability regime and provides for cleanup, removal and natural resource damages for the release of hazardous substances (other than oil) whether on land or at sea. Under U.S. law, certain petroleum products which may be carried by our fleet are not considered “oil” and thus are hazardous substances regulated by CERCLA. Thus, in some cases, CERCLA could be applicable to potential cargo spills from our vessels rather than OPA.

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

In December 2016, the EU signed into law the National Emissions Ceiling (“NEC”) Directive, which entered into force on December 31, 2016. The NEC required implementation by individual members States through particular laws in each State by June 30, 2018. The NEC aims to set stricter emissions limits on SO2, ammonia, non-methane volatile organic compounds, NOx and fine particulate (PM2.5) by setting new upper limits for emissions of these pollutants. While the NEC is not specifically directed toward the shipping industry, the EU specifically mentions the shipping industry in its announcement of the NEC as a contributor to emissions of PM2.5, SO2 and NOx.

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

Under the ESRR, commercial EU-flagged vessels of 500 gross tonnage and above may be recycled only at shipyards included on the European List of Authorised Ship Recycling Facilities (the “European List”). The European List presently includes eight facilities in Turkey, but no facilities in the major ship recycling countries in Asia. The combined capacity of the European List facilities may prove insufficient to absorb the total recycling volume of EU-flagged vessels. This circumstance, taken in tandem with the possible decrease in cash sales, may result in longer wait times for divestment of recyclable vessels as well as downward pressure on the purchase prices offered by European List shipyards. Furthermore, facilities located in the major ship recycling countries generally offer significantly higher vessel purchase prices, and as such, the requirement that we utilize only European List shipyards may negatively impact revenue from the residual values of our vessels.

In addition, the EWSR requires that non-EU-flagged ships departing from European Union ports be recycled only in Organisation for Economic Cooperation and Development (OECD) member countries. In March 2018, the Rotterdam District Court ruled that the sale of four recyclable vessels by third-party Dutch shipowner Seatrade to cash buyers, who then reflagged and resold the vessels to non-OECD country recycling yards, were effectively indirect sales to non-OECD country yards, in violation of the EWSR. If European Union Member State courts widely adopt this analysis, it may negatively impact revenue from the residual values of our vessels and we may be subject to a heightened risk of non-compliance, due diligence obligations and costs in instances in which we sell older ships to cash buyers.

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

There are varying approaches on whether to add additional regulations on GHG emissions in the United States, which has re-entered international commitments relating to GHG regulation. However, the Transportation & Infrastructure Committee of the U.S. House of Representatives, in January 2020, held a hearing on “Decarbonizing the Maritime Industry,” which highlighted alleged health impacts of GHG, the IMO’s goal of decarbonization, and what next steps can be taken in reducing emissions from vessels. Further, in March 2020 legislation was introduced in the U.S. Congress which would have required emissions reductions of 80% below the 2005 emissions level. The bill would also have required each U.S. state to develop its own Strategic Action Plan for reducing greenhouse gas emissions. Although this bill did not become law, similar legislation has been introduced in the current Congress. Congressional Committees, including the subcommittee in the House of Representatives which oversees maritime commerce, have held hearings on the bill as well as its impacts on the maritime sector and transportation more broadly. The current legislation under consideration in the U.S. House of Representatives would aspire to reduce GHGs by at least 50 percent below 2005 levels by 2030, and achieve net-zero GHG emissions by 2050. The bill would also authorize changes to the standards used to regulate engines in vessels and incentivize the use of shore power while in port.

It is notable that both bills targeted the transportation sector in particular for GHG regulation. In addition, the IMO has developed and intends to continue developing limits on emissions before 2023. The IMO is also considering its position on market-based measures through an expert working group. Among the numerous proposals being considered by the working group are the following: a port State levy based on the amount of fuel consumed by the vessel on its voyage to the port in question; and a global emissions trading scheme which would allocate emissions allowances and set an emissions cap, among others. The IMO’s current strategy encompasses a reduction in total GHG emissions from international shipping. The IMO’s goal is to reduce the total annual GHG emissions by at least 40% by 2030 compared to 2008, while, at the same time, pursuing efforts towards phasing them out entirely.

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

The IMO has faced push back on its call to action on GHGs from industry in many countries. Despite this, work on GHG continues to be an important issue at the IMO, and recent indications show the potential for further regulation of GHG in shipping. Specifically, at the MEPC 75 meeting held November 16-20, 2020, draft regulations to cut the cargo intensity of existing ships were approved. The draft amendments will be put forward for formal adoption at MEPC 76, to be held in June 2021. Also, MEPC 75 adopted amendments to MARPOL, Annex VI to significantly strengthen the Energy Efficiency Design Index (“EEDI”) “phase 3” requirements, which are expected to enter into force on April 1, 2022. This means that new container ships and general cargo ships will have to be built significantly more energy efficient than the baseline. Further, MEPC will consider draft amendments to Chapter 4 of MARPOL Annex VI, which would regulate GHG beginning in 2023. MEPC additionally issued comments on the IMO’s “Fourth IMO GHG Study.” These developments signal continued and potentially increasing interest in GHG regulation from the IMO and the MEPC in particular.

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

•

Class Renewal Surveys: Class renewal surveys, also known as special surveys, are carried out for the ship’s hull, machinery (including the electrical plant), and for any special equipment classed, at the intervals indicated by the character of classification for the hull. At the special survey, the vessel is thoroughly examined, including audio-gauging, to determine the thickness of its steel structure. Should the thickness be found to be less than class requirements, the classification society would prescribe steel renewals. The classification society may grant a one-year grace period for completion of the special survey under certain conditions. Substantial funds may have to be expended for steel renewals to pass a special survey if the vessel experiences excessive wear and tear. In lieu of the special survey every four or five years, depending on whether a grace period was granted, a shipowner has the option of arranging with the classification society for the vessel’s integrated hull or machinery to be on a continuous survey cycle, in which every part of the vessel would be surveyed within a five-year cycle.

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

Following a 180-day wind-down period ending on November 4, 2018, the U.S. government re-imposed the following sanctions that were lifted pursuant to the JCPOA, including sanctions on associated services related to the activities below:

•	Sanctions on Iran’s port operators, and shipping and shipbuilding sectors, including on the Islamic Republic of Iran Shipping Lines (IRISL), South Shipping Line Iran, or their affiliate companies;

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

Venezuela-Related Sanctions

The U.S. sanctions with respect to Venezuela prohibit various financial and other transactions and activities, dealings with designated Venezuelan government officials and entities, curtail the provision of financing to Petroleos de Venezuela, S.A. (“PdVSA”) and other government entities, and they also prohibit U.S. persons from purchasing oil from PdVSA. Additionally, U.S. (blocking) sanctions may be imposed on any (non-U.S.) person that has materially assisted, sponsored, or provided financial, material, or technological support for, or goods or services to or in support of, or any blocked entity such as PdVSA.

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

Hull and Machinery and War Risk Insurance: We have marine hull and machinery and war risk insurance, which include coverage of the risk of actual or constructive total loss, for all of our owned vessels. Each of the owned vessels is covered up to at least fair market value, with a deductible of $0.1 million per Panamax, and Handymax vessel and $0.2 million per Capesize vessel for the hull and machinery insurance. We have also extended our war risk insurance to include war loss of hire for any loss of time to the vessel, including for physical repairs, caused by a warlike incident and piracy seizure for up to 270 days of detention / loss of time. There are no deductibles for the war risk insurance or the war loss of hire cover.

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

Navios Holdings seeks to manage risk through a number of strategies, including vessel control strategies (chartering and ownership) and freight carriage. Navios Holdings’ vessel control strategies include seeking the appropriate mix of owned vessels, long-term charter-in vessels, coupled with purchase options, when available, and spot charters. Navios Holdings has from time to time entered into COAs, which gives Navios Holdings, subject to certain limitations, the flexibility to determine the means of getting a particular cargo to its destination.

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

Refer to “Item 8. Financial Information” in “Legal Proceedings”.

Crewing and Shore Employees

Employees of the Manager provide assistance to us and our operating subsidiaries pursuant to the Management Agreement and the Administrative Services Agreement. The Manager crews its vessels primarily with Ukrainian, Polish, Filipino, Russian, Indian, Georgian, Romanian officers and Filipino, Georgian, Ethiopian, Indian and Ukrainian seamen. For these nationalities, officers and seamen are referred to the Manager by local crewing agencies. The crewing agencies handle each seaman’s training while the Manager handles their travel and payroll. The Manager requires that all of its seamen have the qualifications and licenses required to comply with international regulations and shipping conventions. Navios Logistics crews its fleet with Argentine, Brazilian and Paraguayan officers and seamen. Navios Logistics’ fleet managers are responsible for selecting the crew. Following the sale of the management division, Navios Holdings does not employ any staff. As of December 31, 2020, Navios Logistics employed 396 land-based employees: 28 employees in the Asuncion, Paraguay office, 49 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 203 employees at the dry port facilities in Uruguay and 11 employees in the Corumba, Brazil office.

Facilities

Our principal place of business is located at Strathvale House, 90 N Church Street, P.O. Box 309, Grand Cayman, KY1-1104 Cayman Islands. We believe that our office facilities are suitable and adequate for our business as it is presently conducted. We presently occupy office space provided by the Manager. The Manager has agreed that it will make such office space, as well as certain office and secretarial services, available to us, as may be required by us from time to time. Previously, until the sale of the management division Navios Holdings and its affiliate companies leased through August 30, 2019 various properties in Greece, Belgium, New York and Monaco.

Navios Logistics and its subsidiaries currently lease, (or occupy as free zone users, as the case may be), the following premises:

•

CNSA, as a free zone direct user at the Nueva Palmira Free Zone, holds the right to occupy the land on which it operates its port and transfer facilities, located at Zona Franca, Nueva Palmira, in Uruguay. CNSA has been authorized to operate as a free zone user on November 29, 1955 by a resolution of the Executive, who on September 27, 1956 approved an agreement, as required by applicable law at the time. On December 4, 1995, CNSA’s rights as a direct user have been renewed in a single free zone user agreement, which was subsequently amended on multiple occasions to reflect, among other things, the incorporation of new plots of land. On March 4, 2016, the extension of the agreement has been modified, allowing CNSA to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. As a part of a restructuring process, on November 13, 2018, CNSA has modified its user agreement with the Free Zone of Nueva Palmira, returning to the Free Trade Zone the area in which the facilities of the grain terminal were located, so that such area was subsequently assigned to Granos, another Navios Logistics’ subsidiary. By the means of the restructuring process, CNSA currently performs all activities related to transshipment and deposit of minerals, whereas Granos performs activities related to the transshipment and deposit of agro-commodities and grains. Under the aforementioned agreement, CNSA has the right of use of approximately 37 acres and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. CNSA has also assumed certain obligations with respect to improving the land subject to the agreement, and the agreement is terminable by the Free Zone Division in case there is a breach of the terms of said agreement, labor laws and social security contributions, and if CNSA commits illegal acts or acts expressly forbidden by the agreement. The agreement entered into between CNSA and the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

As a consequence of the above-mentioned restructuring process, on November 13, 2018, Granos entered into a user agreement with the Free Zone of Nueva Palmira, having been authorized to operate as a direct free zone user, therefore being allowed to install and operate a transfer station to handle and store goods, including raw manganese, minerals, grains and all types of liquid cargo and to build and operate a plant to receive, prepare and dry grain in the Nueva Palmira Free Zone. By the means of the such agreement, Granos currently has the right of use of approximately 46 acres and pays a total fixed annual fee that amounts to $0.2 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement with the Free Zone expires on March 3, 2046, with a 20-year extension at our option, until 2066.

•

On August 4, 2011, Enresur entered into a direct user agreement with the Free Zone of Nueva Palmira and subsequently, due to the acquisition of Enresur by Navios Logistics, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Enresur obtained an authorization to operate as a free zone user, being allowed to build, install and operate a system of handling, storage and treatment of materials in general and raw materials, including raw manganese, minerals, grains and all types of liquid cargo. As a consequence of the agreement, Enresur currently has the right of use of 27 acres and 9556 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option, until 2066.

•

On December 29, 2008, Edolmix S.A. entered into a direct user agreement with the Free Zone of Nueva Palmira and, due to the acquisition of Edolmix by Navios Logistics in December 2014, such agreement has been revised by an amendment entered into with the Free Zone in July 22, 2016. Therefore, Edolmix has obtained an authorization to operate as a free zone user, being allowed to install and operate warehouses, silos, industrial facilities for the storage and handling of materials in general and raw materials, including raw manganese, minerals, grains and liquid cargo, containers and pallets; having being also authorized to install and operate a barge dock and a port terminal. As a consequence of the agreement, Edolmix currently has the right of use of 34.5 acres and 3,546 square meters and pays a total fixed annual fee that amounts to $0.1 million, payable over eight consecutive months beginning in January of each year and increasing yearly in proportion to the variation in the U.S. Consumer Price Index corresponding to the previous year. There is also a transshipment fee of $ 0.25 per ton transshipped. The agreement expires on July 22, 2046, with a 20-year extension at our option until 2066.

•	Granos also leases approximately 204 square meters of space at 2141 Paraguay, Montevideo, Uruguay, pursuant to a lease agreement that expires in November 2026.

•	Compania Naviera Horamar S.A. leases approximately 409 square meters at 429 Cepeda Street, San Nicolás, Buenos Aires, Argentina, pursuant to a lease agreement that expires in November 30, 2023.

•

Compania Naviera Horamar S.A. leases approximately 277 square meters of a warehouse located at 874 California Str., Buenos Aires, Argentina. The lease agreement expires on August 31, 2021. Compania Naviera Horamar S.A. also leases an apartment for the use of one of its employees located at 206 Nicasio Oroño, Rosario, Argentina. The lease agreement expires on October 31, 2023.

•

Compania Naviera Horamar S.A. leases a piece of land called “La Misteriosa” in an Island in the Province of Entre Rios, Argentina, Department of Islands of Ibicuy and Paranacito. As per new contract dated June 28, 2019, the lease agreement expires on June 30, 2021.

•

Compania Naviera Horamar S.A. leases approximately 1,370 square meters of an office space at Av. Juana Manso 205, Buenos Aires, Argentina, pursuant to a lease agreement that expires in June 2021. As per addendum dated November 21, 2019, CNH has agreed to lease nine additional parking spaces and one storage until expiration date.

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

•	Petrovia Internacional S.A. owns three plots of land in Nueva Palmira, Uruguay, two of approximately 29 acres each and one of 23 acres.

•

Hidronave South American Logistics leases an office space at 688, 15 De Novembro Street, Corumbá, Brazil, pursuant to a lease agreement that expired in May 2020 and was automatically renewed, according to the terms set forth in the lease agreement.

•

Docas, in 2018, acquired a plot of land in Porto Murtinho, Brazil of approximately 3.5 hectares and it is located on the shoreline of the Paraguay River. On September 10, 2019 Docas has also acquired a new plot and on June 4, 2020 Docas has acquired from AABB Banco do Brasil an additional plot of land totaling 3.2 hectares for 2019 and 2020. On March 24, 2021, Docas acquired a plot of land of approximately 2.3 hectares.

C. Organizational structure

Navios Holdings maintains its head offices in the Cayman Islands. Navios Logistics maintains offices in Montevideo—Uruguay, Buenos Aires—Argentina, Asunción—Paraguay, and Corumbá—Brazil. Navios Logistics owns the Nueva Palmiradry ports and transfer facilities indirectly through its Uruguayan subsidiaries CNSA and Granos and the San Antonio port facility through its Paraguayan subsidiary, Petrosan.

As of December 31, 2020, all subsidiaries included in the consolidated financial statements are 100% owned, except for Navios Logistics and its subsidiaries, which are 63.8% owned by Navios Holdings.

The table below sets forth Navios Holdings’ corporate structure for each of the periods presented.

Subsidiaries included in the consolidation:

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2020	2019	2018
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Containers L.P.	Holding Company	3.7%	Marshall Is.	—	1/1 - 8/29	11/30 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2020	2019	2018
Kleimar Ltd.	Operating Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rondine Management Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/30	3/22 - 12/31	—
Vernazza Shiptrade Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	9/25 - 12/31	—
Navios Corporation Management Inc.	Operating Company	100%	Marshall Is.	—	7/4 - 8/29	—
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2020	2019	2018
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/30	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 8/30
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 8/30
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

		Ownership	Country of	Statement of Operations
Company Name	Nature	Interest	Incorporation	2020	2019	2018
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/12 - 12/31
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/15 - 12/31
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	2/13 - 12/31
Navios Maritime Containers GP LLC	Operating Company	100%	Marshall Is.	—	1/1 - 8/29	9/11 - 12/31
Navios Containers Management Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/7 - 12/31
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	12/4 - 12/31
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/11 - 12/31
Moonstone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/30 - 12/31	—	—
Opal Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/30 - 12/31	—	—

Affiliate companies included in the financial statements accounted for under the equity method:

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliate companies and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2020 was 17.9%); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2020 was 29.5%); (iii) Navios Europe I and its subsidiaries (economic interest through liquidation in December 2019 was 47.5%); (iv) Navios Europe II and its subsidiaries (economic interest through liquidation in June 2020 was 47.5%); and (v) Navios Containers and its subsidiaries (ownership interest as of November 30, 2018, date of obtaining control, and from August 30, 2019, date of loss of control was 3.7% and as of December 31, 2020 was 3.9%).

D. Property, plants and equipment

Our only material property is the owned vessels, tanker vessels, barges and pushboats and the port terminal facilities in Paraguay and Uruguay. See “Item 4.B Business Overview” above.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following is a discussion of Navios Holdings’ financial condition and results of operations for each of the fiscal years ended December 31, 2020, 2019 and 2018. Navios Holdings’ financial statements have been prepared in accordance with U.S. GAAP. You should read this section together with the consolidated financial statements and the accompanying notes to those financial statements, which are included in this document.

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

Navios Logistics, a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest infrastructure and logistics companies in the Hidrovia Region of South America, the main navigable river system in the region, and on the cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its strategically located port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics serve its customers in the Hidrovia Region through its three port storage and transfer facilities, one for agricultural, forest-related exports, one for mineral related exports both located in Nueva Palmira Free Zone, Uruguay, and one for refined petroleum products in San Antonio, Paraguay. Navios Logistics complements its three Port Terminals with a diverse fleet of 359 barges and pushboats and eight vessels, including six tankers, one bunker vessel and one river and estuary tanker vessel which operate in our Cabotage Business. Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or LPG).

Navios Containers (NASDAQ: NMCI), a consolidated subsidiary of the Company from November 30, 2018 (date of obtaining control) through August 30, 2019 (date of loss of control) is a growth-oriented international owner and operator of containerships. Navios Containers was formed in April 2017 to take advantage of acquisition and chartering opportunities in the container shipping sector. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3 included elsewhere in this Annual Report, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. As a result, from August 30, 2019, Navios Containers is not a controlled subsidiary of the Company and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers. As of December 31, 2020, Navios Holdings had a 3.9% ownership interest in Navios Containers.

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios G.P. L.L.C. (“General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest in Navios Partners. Navios Partners is an affiliate and not consolidated under Navios Holdings. As of December 31, 2020 and following the sale of Navios Partners’ general partnership interest, except for the incentive distribution rights (see also Note 3 included elsewhere in this Annual Report), Navios Holdings had a 17.9% ownership interest in Navios Partners.

On January 4, 2021, Navios Containers and Navios Partners announced that they entered into a definitive merger agreement (the “Navios Partners’ Merger”). Under the terms of the Navios Partners’ Merger, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit. The Navios Partners’ Merger was completed on March 31, 2021 and Navios Holdings had 12.6% ownership interest in Navios Partners. As of the close of the market on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ.

On May 28, 2010, Navios Holdings acquired control over Navios Acquisition. As a result, Navios Holdings concluded that a business combination had occurred and consolidated the results of Navios Acquisition from that date until March 30, 2011. From March 30, 2011, Navios Acquisition has been considered as an affiliate entity of Navios Holdings.

On December 13, 2018, Navios Acquisition completed the Merger contemplated by the previously announced Merger Agreement, dated as of October 7, 2018, by and among Navios Acquisition, its Merger Sub, Navios Midstream and NAP General Partner. Pursuant to the Merger Agreement, Merger Sub merged with and into Navios Midstream, with Navios Midstream surviving as a wholly-owned subsidiary of Navios Acquisition. As of December 31, 2020, Navios Holdings had a 29.5% economic interest in Navios Acquisition.

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe I and had economic interests of 47.5%, 47.5% and 5.0%, respectively and effective November 2014 voting interests of 50%, 50% and 0%, respectively, through its liquidation in December 2019.

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively, through its liquidation in June 2020.

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods at fixed or floating rates to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes, will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings may trade additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters and COAs.

Generally, these charters, when available, may have the effect of generating Time Charter Equivalent (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet (excluding Kleimar controlled fleet mainly used for servicing contracts of affreightment) was $12,311 per day for the year ended December 31, 2020. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this document and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Navios Holdings holds 10 purchase options to acquire charter-in vessels, and five purchase options to acquire vessels under bareboat contracts.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage (through the fixed cost contracts provided by NSM) of its owned vessels will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics believes that it owns and operates the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, its Dry Port Terminal, and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, its Liquid Port Terminal. Navios Logistics also believes that it is also one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia Region. Navios Logistics’ port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics has been able to combine its ports, barges, pushboats and tankers to offer an integrated logistics solution to its customers. Navios Logistics has customers that use both its dry port and dry barge services such as Vale, Vetorial Mineracao S.A. (“Vetorial”), Alicorp and other customers that use its liquid port and liquid barge or cabotage services such as Vitol and Petrosur. Navios Logistics believes that the scale and breadth of its integrated service offerings, together with the strategic location and unique capabilities of its infrastructure assets position it well to capitalize on the continued growth expected in iron ore, grain and liquid trade flows within the Hidrovia Region. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 45 vessels (including one agreed to be sold) totaling 5.0 million deadweight tons and has an average age of 8.2 years. The employment profile of the fleet as of April 19, 2021 is reflected in the tables below. Navios Holdings has currently chartered-out 82.1% of available days for 2021, out of which 49.9% on fixed rate and 32.2% on index. Although the rates as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us.

Owned Vessels

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Serenity (3)	Handysize	2011	34,690	7,790	No	06/2021
Navios Ulysses	Ultra Handymax	2007	55,728	20,154	No	04/2021
				—	100% of average Baltic Supramax 58 10 TC Index Routes	10/2021
Navios Celestial	Ultra Handymax	2009	58,063	9,548	No	12/2021
Navios Vega	Ultra Handymax	2009	58,792	—	100% of average Baltic Supramax 58 10 TC Index Routes	11/2021

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Taurus	Panamax	2005	76,596	11,743 —	No 115% of average Baltic Panamax Index 4TC Routes	06/2021 07/2021
Navios Asteriks	Panamax	2005	76,801	10,010 —	No 100% of average Baltic Panamax Index 4TC Routes	06/2021 12/2021
N Amalthia	Panamax	2006	75,318	9,625 —	No 100% of average Baltic Panamax Index 4TC Routes	12/2021 01/2022
Navios Galileo	Panamax	2006	76,596	9,721 —	No 100% of average Baltic Panamax Index 4TC Routes	12/2021 01/2022
N Bonanza	Panamax	2006	76,596	14,534 —	No 100% of average Baltic Panamax Index 4TC Routes	06/2021 12/2021
Jupiter N	Panamax	2011	93,062	23,750	No	05/2021
Rainbow N	Panamax	2011	79,642	10,688	No	09/2021
Navios Stellar	Capesize	2009	169,001	—	95.75% of average Baltic Capesize 5TC Index Routes	01/2022
Navios Bonavis	Capesize	2009	180,022	—	102.5% of average Baltic Capesize 5TC Index Routes	09/2021
Navios Happiness	Capesize	2009	180,022	—	100.5% of average Baltic Capesize 5TC Index Routes	09/2022

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Phoenix	Capesize	2009	180,242	—	100% of average Baltic Capesize 5TC Index	06/2021
				—	Routes 100% of average Baltic Capesize 5TC Index Routes plus $2,000/day	01/2023
Navios Lumen	Capesize	2009	180,661	—	105% of average Baltic Capesize 5TC Index Routes	05/2021
Navios Antares	Capesize	2010	169,059	—	95.75% of average Baltic Capesize 5TC Index Routes	01/2022
Navios Etoile	Capesize	2010	179,234	—	101.5% of average Baltic Capesize 5TC Index Routes	02/2022
Navios Bonheur	Capesize	2010	179,259	—	100.5% of average Baltic Capesize 5TC Index Routes	12/2021
Navios Altamira	Capesize	2011	179,165	—	100% of average Baltic Capesize 5TC Index Routes	05/2021
Navios Azimuth	Capesize	2011	179,169	—	102% of average Baltic Capesize 5TC Index Routes	01/2022
Navios Ray	Capesize	2012	179,515	—	102% of average Baltic Capesize 5TC Index Routes	12/2021
Navios Canary	Capesize	2015	180,528	—	119% of average Baltic Capesize 5TC Index Routes	12/2022
Navios Corali	Capesize	2015	181,249	15,461	No	09/2021

Long-term Bareboat chartered-in Fleet in Operation

Vessels	Type	Built	DWT	Charter- out Rate (1)	Purchase Option	Index	Expiration Date (2)
Navios Herakles I	Panamax	2019	82,036	24,063 —	Yes	No 125% of average Baltic Panamax Index 4TC Routes	06/2021 10/2021
Navios Uranus	Panamax	2019	81,516	12,588	Yes	No	11/2021
Navios Galaxy II	Panamax	2020	81,789	11,994 —	Yes	No 130.5% of average Baltic Panamax Index 4TC Routes	12/2021 01/2023
Navios Felicity I	Panamax	2020	81,946	—	Yes	125% of average Baltic Panamax Index 4TC Routes	09/2021
Navios Magellan II	Panamax	2020	82,037	—	Yes	124.375% of average Baltic Panamax Index 4TC Routes	01/2023

Long-term Charter-in Vessels

The average daily charter-in rate for the active long-term charter-in vessels (excluding Kleimar controlled fleet mainly used for servicing contracts of affreightment) for 2021 is estimated at $15,201 per day. We estimate the days of the long-term charter-in vessels (excluding Kleimar controlled fleet mainly used for servicing contracts of affreightment) for 2021 are 4,600 days.

Vessels	Type	Built	DWT	Purchase Option(4)	Charter-out Rate(1)		Expiration Date(2)
Navios Lyra	Handysize	2012	34,718	Yes(5)	8,788		11/2021
Navios Venus	Ultra Handymax	2015	61,339	Yes	—	(6)	09/2021
Navios Marco Polo	Panamax	2011	80,647	Yes	19,000		05/2021
Elsa S	Panamax	2015	80,954	No	—	(7)	04/2021
Navios Amber	Panamax	2015	80,994	Yes	22,565 —	(7)	04/2021 01/2023
Navios Sky	Panamax	2015	82,056	Yes	22,366 —	(8)	05/2021 05/2021
Navios Coral	Panamax	2016	84,904	Yes	16,921 —	(9)	06/2021 12/2021
Navios Citrine	Panamax	2017	81,626	Yes	24,339 —	(11)	06/2021 02/2023
Navios Dolphin	Panamax	2017	81,630	Yes	19,413 —	(11)	06/2021 12/2022
Mont Blanc Hawk	Panamax	2017	81,638	No	10,515 —	(7)	06/2021 07/2021
Cassiopeia Ocean	Panamax	2018	82,069	No	11,622 —	(7)	06/2021 10/2021
Navios Gemini	Panamax	2018	81,704	No(17)	12,255		04/2022

Vessels	Type	Built	DWT	Purchase Option(4)	Charter-out Rate(1)		Expiration Date(2)
Navios Horizon I	Panamax	2019	81,692	No(17)	12,027 —	(10)	06/2021 09/2021
Navios Koyo	Capesize	2011	181,415	Yes	Spot		—
Navios Felix	Capesize	2016	181,221	Yes	—	(12)	05/2021

Kleimar Controlled Fleet

Vessels	Type	Built	DWT	Purchase Option(4)	Charter-out Rate(1)		Expiration Date(2)
Navios Obeliks	Capesize	2012	181,415	Yes	—	(14)	07/2021

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period or company’s best estimate.
(3)	Agreed to be sold. Expected delivery to new owners within the second quarter of 2021.
(4)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(5)	Navios Holdings holds the initial 50% purchase option on the vessel.
(6)	110% of average Baltic Supramax 58 10TC Index Routes.
(7)	115% of average Baltic Panamax 4TC Index Routes.
(8)	113% of average Baltic Panamax 4TC Index Routes.
(10)	120% of average Baltic Panamax 4TC Index Routes.
(11)	122% of average Baltic Panamax 4TC Index Routes.
(12)	122% of average Baltic Capesize 5TC Index Routes.
(14)	105.5% of average Baltic Capesize 5TC Index Routes.
(15)	Navios Holdings has the right of first refusal and profit sharing on sale of vessel.

Navios Logistics’ Fleet

Navios Logistics’ fleet consists of six product tanker vessels, one bunker vessel and one river and estuary product tanker. The table below reflects its cabotage tanker fleet as presented in Navios Logistics’ 20-F filed with SEC.

Vessel	Type	Built	DWT	Employment Date	Charter-Out Duration		Expiration Date of License
Malva H	Product Tanker	2008	8,974	March 01, 2020	18 months		N/A	(1)
Estefania H	Product Tanker	2008	12,000	February 01, 2021	8 months		N/A	(2)
Makenita H	Product Tanker	2009	17,508	February 16, 2019	36 months		June 26, 2022
Sara H	Product Tanker	2009	9,000	N/A(3)	N/A	(3)	June 30, 2022
Ferni H	Product Tanker	2010	16,871	April 1, 2020	36 months		August 3, 2022
San San H	Product Tanker	2010	16,871	N/A(3)	N/A	(3)	May 31, 2023
Elena H	Product Tanker	2018	4,999	October 13, 2018	60 months		August 17, 2022
He Man H	Bunker Vessel	2012	1,693	April 1, 2019	24 months		September 9, 2024

(1)	License does not apply as the vessel is located in Uruguay under Uruguayan flag.
(2)	License does not apply as the vessel has an Argentine flag.
(3)	Vessels operating the spot market.

Recent Developments

On January 4, 2021, Navios Containers and Navios Partners announced that they entered into a definitive merger agreement (the “Navios Partners’ Merger”). Under the terms of the Navios Partners’ Merger, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit. The Navios Partners’ Merger, was completed on March 31, 2021 and Navios Holdings had 12.6% ownership interest in Navios Partners. As of the close of the market on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ.

In February 2021, Navios Logistics commenced a new commercial relationship with COFCO at its grain terminal in Nueva Palmira, Uruguay, on a spot basis and is currently in discussions for a long-term storage and transshipment contract. The shipment completed in February was the first ever export of Uruguayan barley to China.

Fleet Update

In April 2021, Navios Holdings agreed to sell to Navios Partners, a 2011-built Capesize vessel for a price of $28.5 million. The vessel, currently chartered-in by Navios Holdings, will be delivered to the new owners upon acquisition, which is expected within the second quarter of 2021.

In March, 2021, Navios Logistics completed the acquisition of three pushboats and 18 tank barges (the “Navios Logistics’ 2020 Fleet”), operating in the Hidrovia Waterway, for a purchase price of $30.0 million. The acquisition was funded with $15.0 million from existing cash paid at closing and sellers’ financing of $15.0 million, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments.

In March 2021, the Company agreed to sell to an unrelated third party the Navios Serenity, a 2011 built Handysize vessel of 34,690 dwt, for a net sale price of $10.4 million. The vessel is expected to be delivered to the buyers in the second quarter of 2021. The loss due to sale is expected to be approximately $7.0 million.

In March 2021, the Company completed the sale to Navios Partners of the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, for a sale price of $39.3 million, including working capital adjustments and repaid in full the outstanding loan balances of $22.5 million in total. The loss due to sale is expected to be approximately $13.5 million.

In February 2021, the Company completed the sale to an unrelated third party of the Navios Astra, a 2006-built Ultra Handymax vessel of 53,468 dwt, for a net sale price of approximately $6.4 million and repaid in full the outstanding loan balance of $4.5 million.

In January 2021, the last barge of the six liquid barges was delivered to Navios Logistics.

A. Operating Results

Factors Affecting Navios Holdings’ Results of Operations:

Navios Holdings believes that the important measures for analyzing trends in its results of operations include the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long-term charter-in vessels and currently controls approximately 5.0 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to major repairs or repairs under guarantee, vessel upgrades, drydocking or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

•

Fleet utilization: Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of contracts for the number of available days of the fleet.

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

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	the level of period charter rates;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

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

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is currently 8.2 years. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry Bulk Vessel Operations and the Logistics Business, following the reclassification of the results of Navios Containers as discontinued operations (see also Note 3 included elsewhere in this Annual Report). The Containers Business became a reportable segment as a result of the consolidation of Navios Containers from November 30, 2018 (date of obtaining control) and ceased to be a reportable segment on August 30, 2019 (date of loss of control). The Dry Bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels and freight. The Logistics Business segment consists of port terminal business, barge business and cabotage business in the Hidrovia Region. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information and the markets in which we operate, please see Note 19 to the Consolidated Financial Statements included elsewhere in this Annual Report.

Period over Period Comparisons

For the year ended December 31, 2020 compared to the year ended December 31, 2019

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2020 and 2019, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2020 and 2019. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, Navios Holdings deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for the period from January 1, 2019 to August 30, 2019 presented herein.

(In thousands of U.S. dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019
Revenue	$416,718	$482,449
Administrative fee revenue from affiliate companies	—	16,991
Time charter, voyage and logistics business expenses	(166,589)	(177,216)
Direct vessel expenses	(104,755)	(101,467)
General and administrative expenses incurred on behalf of affiliate companies	—	(16,991)
General and administrative expenses	(33,702)	(36,194)
Depreciation and amortization	(71,015)	(81,723)
Allowance for credit losses	(541)	(999)
Interest income	257	10,662
Interest expense and finance cost	(136,559)	(133,479)
Impairment loss/ loss on sale of vessels, net	(88,367)	(156,106)
Gain on bond and debt extinguishment, net	7,047	47,430
Gain on sale of business	—	9,802
Loss on loss of control	—	(61,741)
Other income	6,303	44,750
Other expense	(8,007)	(15,842)
Impairment of loan receivable from affiliate company	(6,050)	—

Loss before equity in net losses of affiliate companies	$(185,260)	$(169,674)

Equity in net losses of affiliate companies	(1,293)	(9,185)

Loss before taxes	$(186,553)	$(178,859)

Income tax expense	(2,052)	(1,475)

Net loss from continuing operations	$(188,605)	$(180,334)

Net loss from discontinued operations	—	(4,118)

Net loss	$(188,605)	$(184,452)

Less: Net income attributable to the noncontrolling interest	(4,356)	(7,658)

Net loss attributable to Navios Holdings common stockholders	$(192,961)	$(192,110)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the years ended December 31, 2020 and 2019 that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Year Ended December 31,
	2020	2019
FLEET DATA
Available days	18,266	19,738
Operating days	18,060	19,613
Fleet utilization	98.9%	99.4%
Equivalent vessels	50	54
AVERAGE DAILY RESULTS
TCE	$10,543	$12,519

During the year ended December 31, 2020, there were 1,472 fewer available days as compared to 2019, mainly due to (i) a decrease in long-term charter-in fleet available days by 1,609 days; partially mitigated by (ii) an increase in available days for owned vessels and bareboat chartered-in vessels by 137 days following the sale of seven and six vessels in 2020 and 2019, respectively and the delivery of seven and three vessels in 2020 and 2019, respectively.

The average TCE rate for the year ended December 31, 2020 was $10,543 per day, $1,976 per day lower than the rate achieved in 2019.

Revenue: Revenue from the Dry Bulk Vessel Operations for the year ended December 31, 2020 was $200.8 million as compared to $254.2 million for the same period during 2019. The decrease in dry bulk revenue was mainly attributable to the decline in time charter and freight market during the periods compared, as well as the decrease in available days by 7.5%. The TCE per day amounted to $10,543 per day in the year ended December 31, 2020, as compared to $12,519 per day in the same period in 2019.

Revenue from the Logistics Business was $215.9 million for the year ended December 31, 2020 as compared to $228.3 million for the same period in 2019. The decrease of $12.3 million was mainly attributable to an $11.5 million decrease in the barge business, mainly due to the expiration of certain legacy time charter contracts, partially offset by higher COA/voyage revenues of convoys previously under time charter contracts. During the year ended December 31, 2020, COA/voyage revenues were adversely affected by a prolonged period of unusually warm weather and a drought in southern Brazil, Paraguay and northern Argentina that resulted in water levels in the Paraná River dropping to their lowest levels in decades, which hampered shipping volumes and navigation. Revenues from the port terminal business decreased by $7.3 million mainly due to lower volumes transshipped from the Grain Terminal, due to (a) reduced Uruguayan exports affected by lower Uruguay soybean production and (b) reduced transshipment of grains mainly from Paraguay and Bolivia due to the difficult navigation caused by the low water levels described above. Revenues from the cabotage business decreased by $1.4 million mainly due to lower time charter rates due to market conditions, partially offset by an increase of 41.4% in revenues from spot voyages performed. The overall decrease was partially mitigated by a $7.9 million increase in sales of products, mainly attributable to an increase in Navios Logistics liquid port terminal’s volumes of products sold mainly due to their ability to offer competitive prices compared to the market

Administrative Fee Revenue from Affiliate Companies/ General and Administrative Expenses Incurred on Behalf of Affiliate Companies: Administrative fee revenue from affiliate companies was $0 million for the year ended December 31, 2020, as compared to $17.0 million for the year ended December 31, 2019 as result of the Transaction in August 2019.

General and administrative expenses incurred on behalf of affiliate companies was $0 million for the year ended December 31, 2020, as compared to $17.0 million for the year ended December 31, 2019 as a result of the Transaction in August 2019.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and Logistics Business expenses decreased by $10.6 million or 6.0% to $166.6 million for the year ended December 31, 2020, as compared to $177.2 million for the year ended December 31, 2019.

Time charter and voyage expenses from dry bulk operations decreased by $21.5 million, or 17.2%, to $103.6 million for the year ended December 31, 2020, as compared to $125.0 million for the year ended December 31, 2019. This was primarily due to a $23.0 million decrease in charter-in expenses, mainly due to a decrease in charter-in available days in 2020 as compared to the same period in 2019; partially mitigated by (i) a $1.0 million increase in off hire and fuel expenses; and (ii) a $0.5 million increase in port and other voyage expenses.

Of the total expenses for the years ended December 31, 2020 and 2019, $63.0 million and $52.2 million, respectively, related to Navios Logistics. The increase of $10.8 million in time charter, voyage and Logistics Business was mainly due to (i) a $7.0 million increase in cost of products sold, mainly attributable to an increase in Navios Logistics Liquid Port Terminal’s volumes of products sold driven by an increase in the sales of products in Navios Logistics Liquid Port Terminal; (ii) a $3.0 million increase in the barge business mainly due to increased charter-in fleet used to service Navios Logistics COA/voyage contracts as their fleet operated at reduced carrying capacity because of the low water levels described above, and other voyage expenses caused by more voyage charters and difficult navigation conditions resulting from the same low water levels; (iii) a $0.5 million increase in the port terminal business mainly due to increases in insurance premiums; and (iv) a $0.3 million increase in the cabotage business mainly due to an increase of 41.4% in revenues from spot voyages performed.

Direct Vessel Expenses: Direct vessel expenses increased by $3.3 million, or 3.2%, to $104.8 million for the year ended December 31, 2020, as compared to $101.5 million for the year ended December 31, 2019. Direct vessel expenses include crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs.

Direct vessel expenses from dry bulk operations decreased by $4.5 million or 9.4% to $52.0 million for the year ended December 31, 2020, as compared to $47.6 million for the year ended December 31, 2019. As of August 30, 2019, following the sale of the management division, NSM provides management services to the Company at a fixed rate of $3,700 per day per vessel. During the year ended December 31, 2020 direct vessel expenses from the Dry Bulk Vessel Operations consisted of (i) a $45.5 million vessel operating expenses (management fees); (ii) a $6.3 million of drydocking and special survey amortization; and (iii) a $0.3 million other direct vessel expenses. During the year ended December 31, 2019, direct vessel expenses from the Dry Bulk Vessel Operations consisted of (i) a $14.4 million vessel operating expenses (management fees); (ii) a $27.3 million other direct vessel expenses relating to crew costs, provisions, deck and engine stores, lubricating oils, insurance premiums and costs for maintenance and repairs, which were part of the management division; and (iii) a $5.9 million of drydocking and special survey amortization.

Of the total amounts of direct vessel expenses for the years ended December 31, 2020 and 2019, $52.7 million and $53.9 million, respectively, related to the Logistics Business. The decrease of $1.2 million in direct vessel expenses was mainly due to a $1.2 million decrease in amortization of deferred drydock and special survey costs of Navios Logistics’ fleet.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019
Dry bulk Vessel Operations	$20,769	$18,801
Logistics Business	12,933	17,393

General and administrative expenses	$33,702	$36,194

Following the Transaction, NSM provides administrative services to the Company reimbursed at allocable cost. For the year ended December 31, 2020, general and administrative expenses, under the Administrative Services Agreement, amounted to $9.4 million. For the period from August 30, 2019 to December 31, 2019, general and administrative expenses, under the Administrative Services Agreement, amounted to $3.0 million.

General and administrative expenses decreased by $2.5 million to $33.7 million for the year ended December 31, 2020, as compared to $36.2 million for the year ended December 31, 2019. The decrease was mainly attributable a $4.5 million decrease in general and administrative expenses of Logistics Business; partially mitigated by an increase in other professional fees and expenses.

Depreciation and Amortization: For the year ended December 31, 2020, depreciation and amortization decreased by $10.7 million to $71.0 million, as compared to $81.7 million for the year ended December 31, 2019.

Depreciation expenses related to the Dry Bulk Vessel Operations decreased by $10.2 million, or 20.7%, to $39.3 million for the year ended December 31, 2020, as compared to $49.5 million for the year ended December 31, 2019. This decrease was primarily due to (i) the sale of seven and six of the Company’s vessels in 2020 and 2019, respectively; and (ii) the impairment loss recognized in the fourth quarter of 2019 for two of the Company’s vessels; partially mitigated by the acquisition of four and one vessels in 2020 and 2019, respectively. Amortization expenses related to dry bulk operations remained stable at $2.8 million for each of the years ended December 31, 2020 and 2019.

Of the total amount of depreciation and amortization for the year ended December 31, 2020 and 2019, $28.9 million and $29.4 million, respectively, related to Navios Logistics. The decrease in depreciation and amortization of the Logistics Business was mainly due to (i) a $0.5 million decrease in the depreciation of barge business. Depreciation and amortization in the port terminal business and in the cabotage business remained stable at $8.2 million and $3.5 million for both the years ended December 31, 2020 and December 31, 2019, respectively.

Allowance for Credit Losses: For the year ended December 31, 2020, allowance for credit losses decreased by $0.5 million to $0.5 million, as compared to $1.0 million for the year ended December 31, 2019. The decrease was mainly attributable to (i) a $0.7 million decrease in bad debt provisions in the Dry Bulk Vessel Operations; and (ii) a $0.2 million increase in the recovery of bad debt provisions in the Logistics Business.

Interest Income: Interest income decreased by $10.4 million to $0.3 million for the year ended December 31, 2020, as compared to $10.7 million for the same period in 2019, mainly due to (i) a $9.6 million decrease in interest income of the Dry Bulk Vessel Operations, mainly due to higher interest income from loans provided to Navios Europe I and Navios Europe II and the amortization of the premium from the transfer of Navios Holdings’ participation in the Navios Revolving Loans I (as defined herein) to Navios Partners in March 2017; and (ii) a $0.8 million decrease in interest income of Logistics Business.

Interest Expense and Finance Cost: Interest expense and finance cost for the year ended December 31, 2020 increased by $3.1 million, or 2.3%, to $136.6 million, as compared to $133.5 million in the same period of 2019. This increase was due to a $7.8 million increase in interest expense and finance cost of the Logistics Business mainly attributable to the financing costs related to the issuance of the 2025 Logistics Senior Notes; partially mitigated by a $4.7 million decrease in interest expense and finance cost of the Dry Bulk Vessel Operations, mainly attributable to the repurchase of 2022 Notes (as defined herein).

Impairment Loss/Loss on Sale of Vessels, Net: For the year ended December 31, 2020, impairment losses recognized decreased by $67.7 million to $88.4 million, as compared to $156.1 million for the year ended December 31, 2019. During the year ended December 31, 2020, the Company recognized (i) a $52.8 million impairment loss for two of the Company’s vessels; (ii) a $37.2 million impairment loss/loss on sale of vessels relating to the sale of Navios Kypros, Navios Star, Navios Amitie, Navios Northern Star, Navios Gem and Navios Astra; partially mitigated by a $3.0 million gain relating to the sale of Navios Victory; and (iii) a $1.4 million impairment loss for two of the Company’s charter-in vessels. During the year ended December 31, 2019, the Company recognized (i) an $84.6 million impairment loss for two of the Company’s vessels; (ii) a $38.6 million impairment loss of for certain of the Company’s charter-in vessels; and (iii) an $34.7 million impairment loss/loss on sale of vessels relating to the sale of Navios Vector, Navios Mercator, Navios Arc, Navios Meridian, Navios Primavera and Navios Hios; partially mitigated by a $1.8 million gain of relating to the sale of Navios Equator Prosper.

Gain on Bond and Debt Extinguishment, net: During the year ended December 31, 2020, the Company repurchased $20.8 million of the 2022 Notes in open market transactions for a cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred financing costs written-off. This gain was partially mitigated by a $4.2 million loss recognized relating to the accelerated amortization of Navios Logistics’ unamortized deferred financing costs due to the repayment in full of the 2022 Logistics Senior Notes and the Navios Logistics’ Term Loan B Facility. During the year ended December 31, 2019, Navios Logistics repurchased $35.5 million of the 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $17.6 million and the Company repurchased $81.2 million of its 2022 Notes for a cash consideration of $50.7 million resulting in a total gain on bond extinguishment of $47.4 million, net of deferred financing costs written-off.

Gain on Sale of Business: During the years ended December 31, 2020 and 2019, the Company recognized a $0 million and $9.8 million gain on sale of business, respectively, as a result of the Transaction (see also Note 3 included elsewhere in this Annual Report).

Loss on loss of control: During the years ended December 31, 2020 and 2019, the Company recognized a $0 million and $61.7 million loss on loss of control of Navios Containers, respectively (see also Note 3 included elsewhere in this Annual Report).

Other Income: Other income decreased by $38.4 million to $6.3 million for the year ended December 31, 2020, as compared to $44.8 million for the year ended December 31, 2019. The decrease was due to a $39.8 million decrease in other income of Dry Bulk Vessels Operations; partially mitigated by a $1.3 million increase in other income of the Logistics Business.

The decrease in other income of the Dry Bulk Vessels Operations is due to (i) a $33.3 million decrease in miscellaneous other income mainly related to extraordinary fees and costs related to regulatory requirements under management agreements; and (ii) a $6.5 million decrease in non-cash compensation income.

The increase in other income of the Logistics Business is mainly due to a $4.1 million increase mainly due to a claim settlement regarding a storage and transshipment contract in the grain terminal during the year ended December 31, 2020, partially mitigated by (i) a $1.7 million decrease in miscellaneous other income; and (ii) a $1.1 million decrease in other income mainly due to an insurance claim settlement during the year ended December 31, 2019.

Other Expense: Other expense decreased by $7.8 million to $8.0 million for the year ended December 31, 2020, as compared to $15.8 million for the year ended December 31, 2019. This decrease was due to (i) a $4.3 million decrease in other expense of the Logistics Business; and (ii) a $3.5 million decrease in other expense of Dry Bulk Vessels Operations.

The decrease in other expense of Dry Bulk Vessels Operations is mainly due to (i) a $3.9 million decrease in other miscellaneous expenses; and (ii) a $0.1 million decrease in loss from foreign exchange differences. This decrease was partially mitigated by a $0.5 million increase in taxes other than income tax.

The decrease in other expense of the Logistics Business is mainly due to (i) a $2.2 million decrease in loss from foreign exchange differences, (ii) a $2.0 million decrease in taxes other than income taxes and (iii) a $0.1 million decrease in other expense.

Impairment of loan receivable from affiliate company: During the years ended December 31, 2020 and 2019, the Company recognized a $6.1 million and $0 million on impairment of loan receivable from affiliate company.

Equity in Net Losses of Affiliate Companies: Equity in net losses of affiliate companies decreased by $7.9 million to $1.3 million for the year ended December 31, 2020, as compared to $9.2 million for the same period in 2019. This decrease was mainly due to (i) a $13.5 million OTTI loss relating to the investment in Navios Acquisition recognized in the second quarter of 2019; and (ii) a $14.4 million increase in equity method income; partially mitigated by (i) a $13.4 million OTTI loss relating to the investment in Navios Acquisition recognized in the fourth quarter of 2020; and (ii) a $6.7 million OTTI loss relating to the investment in Navios Europe II recognized in the first quarter of 2020. The $14.4 million increase in equity method income was mainly due to a $24.2 million increase in equity method income from Navios Acquisition; partially mitigated by (i) a $8.1 million decrease in equity method income from Navios Partners; (ii) a $1.8 million decrease in equity method income from Navios Europe II; and (iii) a less than $0.1 million decrease in equity method income from Navios Containers.

Income Tax Expense: Income tax expense increased by $0.6 million to a $2.1 million for the year ended December 31, 2020, as compared to a $1.5 million tax expense for the year ended December 31, 2019. The change in income tax was mainly attributable to Navios Logistics due to (i) a $0.5 million decrease in tax benefit from the barge business; and (ii) a $0.2 million increase in income tax expense in cabotage business.

Net Loss from Discontinued Operations: Net loss from discontinued operations was $0 million for the year ended December 31, 2020 and $4.1 million attributable to the net loss of Navios Containers, for the period from January 1, 2019 to August 30, 2019.

Net Income Attributable to the Noncontrolling Interest: Net income attributable to the noncontrolling interest decreased by $3.3 million to $4.4 million for the year ended December 31, 2020, as compared to $7.7 million for the same period in 2019. This decrease was mainly attributable to Logistics Business net income for the year ended December 31, 2020 compared to the same period in 2019, partially mitigated by Containers Business net loss for the period ended August 30, 2019 (date of losing control).

For the year ended December 31, 2019 compared to the year ended December 31, 2018

The following table presents consolidated revenue and expense information for each of the years ended December 31, 2019 and 2018, respectively. This information was derived from the audited consolidated revenue and expense accounts of Navios Holdings for each of the years ended December 31, 2019 and 2018. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, Navios Holdings deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for the periods from January 1, 2019 to August 30, 2019 and from November 30, 2018 to December 31, 2018, presented herein.

(In thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	$482,449	$505,686
Administrative fee revenue from affiliate companies	16,991	28,393
Time charter, voyage and logistics business expenses	(177,216)	(205,787)
Direct vessel expenses	(101,467)	(96,261)
General and administrative expenses incurred on behalf of affiliate companies	(16,991)	(28,393)
General and administrative expenses	(36,194)	(26,640)
Depreciation and amortization	(81,723)	(99,779)
Allowance for credit losses	(999)	(575)
Interest income	10,662	8,748
Interest expense and finance cost	(133,479)	(137,916)
Impairment loss/ loss on sale of vessels, net	(156,106)	(200,657)
Gain on bond and debt extinguishment, net	47,430	6,464
Gain on sale of assets	—	28
Gain on sale of business	9,802	—
(Loss on loss of control)/Bargain gain upon obtaining control	(61,741)	58,313
Other income	44,750	14,500
Other expense	(15,842)	(13,290)

Loss before equity in net losses of affiliate companies	$(169,674)	$(187,166)

Equity in net losses of affiliate companies	(9,185)	(80,205)

Loss before taxes	$(178,859)	$(267,371)

Income tax (expense)/benefit	(1,475)	1,108

Net loss from continuing operations	$(180,334)	$(266,263)

Net (loss)/income from discontinued operations	(4,118)	752

Net loss	$(184,452)	$(265,511)

Less: Net income attributable to the noncontrolling interest	(7,658)	(3,207)

Net loss attributable to Navios Holdings common stockholders	$(192,110)	$(268,718)

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

During the year ended December 31, 2019, there were 3,200 less available days as compared to 2018, mainly due to (i) a decrease in available days for owned and bareboat chartered-in vessels by 1,632 days following the sale of six and five vessels in 2019 and 2018, respectively; and (ii) a decrease in long-term charter-in fleet available days by 1,568 days.

The average TCE rate for the year ended December 31, 2019 was $12,519 per day, $15 per day lower than the rate achieved in 2018.

Revenue: Revenue from the Dry Bulk Vessel Operations for the year ended December 31, 2019 was $254.2 million as compared to $298.1 million for the same period during 2018. The decrease in dry bulk revenue was mainly attributable to a decrease in available days by 14.0% due to the vessels sold and certain charter-in vessels that were redelivered. The TCE per day amounted to $12,519 per day in the year ended December 31, 2019, as compared to $12,534 per day in the same period in 2018.

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

Administrative Fee Revenue from Affiliate Companies: Administrative fee revenue from affiliate companies decreased by $11.4 million, or 40.1%, to $17.0 million for the year ended December 31, 2019, as compared to $28.4 million for the year ended December 31, 2018. See general and administrative expenses incurred on behalf of affiliate companies and general and administrative expenses discussion below.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and Logistics Business expenses decreased by $28.6 million or 13.9% to $177.2 million for the year ended December 31, 2019, as compared to $205.8 million for the year ended December 31, 2018.

Time charter and voyage expenses from dry bulk operations decreased by $17.6 million, or 12.3%, to $125.0 million for the year ended December 31, 2019, as compared to $142.6 million for the year ended December 31, 2018. This was primarily due to (i) a $11.6 million decrease in charter-in expenses, mainly due to a decrease in charter-in available days in 2019, as compared to the same period in 2018; (ii) a $3.8 million decrease in port expenses; (iii) a $1.9 million decrease in off hire and fuel expenses; and (iv) a $0.3 million decrease in other voyage expenses.

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

As of August 30, 2019, following the sale of the management division, NSM provides management services to the Company at a fixed rate of $3,700 per day per vessel. Total management fees for vessel operating expenses for the period from August 30, 2019 to December 31, 2019 amounted to $14.4 million.

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

General and Administrative Expenses Incurred on Behalf of Affiliate Companies: General and administrative expenses incurred on behalf of affiliate companies decreased by $11.4 million, or 40.1%, to $17.0 million for the year ended December 31, 2019, as compared to $28.4 million for the year ended December 31, 2018. See general and administrative expenses discussion below.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are composed of the following:

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Administrative fee revenue from affiliate companies	$(16,991)	$(28,393)
General and administrative expenses incurred on behalf of affiliate companies	16,991	28,393
General and administrative expenses	36,194	26,640

(in thousands of U.S. dollars)	Year Ended December 31, 2019	Year Ended December 31, 2018
Dry bulk Vessel Operations	$18,801	$11,576
Logistics Business	17,393	15,064

General and administrative expenses	$36,194	$26,640

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

Depreciation expenses related to the Dry Bulk Vessel Operations decreased by $18.2 million, or 29.6%, to $49.5 million for the year ended December 31, 2019, as compared to $67.7 million for the year ended December 31, 2018. This decrease was primarily due to (i) the sale of six and five of the Company’s vessels in 2019 and 2018, respectively; and (ii) the impairment loss recognized in the fourth quarter of 2018 for four of the Company’s vessels; partially mitigated by the acquisition of one and two vessels in 2019 and 2018, respectively. Amortization expenses related to dry bulk operations remained stable at $2.8 million for each of the years ended December 31, 2019 and 2018.

Of the total amount of depreciation and amortization for the year ended December 31, 2019 and 2018, $29.4 million and $29.3 million, respectively, related to Navios Logistics. The increase in depreciation and amortization of the Logistics Business was mainly due to (i) a $0.6 million increase in the depreciation of cabotage business mainly due to the delivery of the river and estuary tanker; and (ii) a $0.1 million increase in the amortization of intangibles assets in the barge business. This overall increase was partially mitigated by (i) a $0.1 million decrease in the depreciation of port terminal business; and (ii) a $0.4 million decrease in the depreciation of barge business.

Allowance for Credit Losses: For the year ended December 31, 2019, allowance for credit losses increased by $0.4 million to $1.0 million, as compared to $0.6 million for the year ended December 31, 2018. The increase was mainly attributable to (i) a $0.2 million increase in recovery of bad debt provisions in the Dry Bulk Vessel Operations; and (ii) a $0.2 million increase in the allowance for credit losses in the Logistics Business.

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

Impairment Loss/Loss on Sale of Vessels, Net: For the year ended December 31, 2019, impairment losses recognized decreased by $44.6 million to $156.1 million, as compared to $200.7 million for the year ended December 31, 2018. During the year ended December 31, 2019, the Company recognized (i) an impairment loss of $84.6 million for two of the Company’s vessels; (ii) an impairment loss of $38.6 for certain of the Company’s charter-in vessels; and (iii) an impairment loss/loss on sale of vessels of $34.7 million relating to the sale of Navios Vector, Navios Mercator, Navios Arc, Navios Meridian, Navios Primavera and Navios Hios; partially mitigated by a gain of $1.8 million relating to the sale of Navios Equator Prosper. During the year ended December 31, 2018, the Company recognized (i) impairment losses of $179.2 million for four of the Company’s vessels; and (ii) impairment losses of $21.5 million relating to the sale of Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles and Navios Herakles.

Gain on Bond and Debt Extinguishment, net: During the year ended December 31, 2019, Navios Logistics repurchased $35.5 million of the 2022 Notes from unaffiliated third parties in open market transactions for a cash consideration of $17.6 million and the Company repurchased $81.2 million of its 2022 Notes for a cash consideration of $50.7 million resulting in a total gain on bond extinguishment of $47.4 million, net of deferred financing costs written-off. During the year ended December 31, 2018, the Company repurchased $35.7 million of its 2022 Notes for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred financing costs written-off.

Gain on Sale of Business: During the year ended December 31, 2019, the Company recognized a $9.8 million gain on sale of business as a result of the Transaction (see also Note 3 included elsewhere in this Annual Report).

(Loss on loss of control)/Bargain gain upon obtaining control: During the year ended December 31, 2019, the Company recognized a $61.7 million loss on loss of control of Navios Containers. During the year ended December 31, 2018, the Company recognized a $58.3 million bargain gain upon obtaining control over Navios Containers Please refer to Note 3 to the Consolidated Financial Statements included herein.

Other Income: Other income increased by $30.3 million to $44.8 million for the year ended December 31, 2019, as compared to $14.5 million for the year ended December 31, 2018. The increase was due to a $37.8 million increase in other income of Dry Bulk Vessels Operations; partially mitigated by a $7.5 million decrease in other income of the Logistics Business.

The increase in other income of the Dry Bulk Vessels Operations is due to (i) a $32.2 million increase in miscellaneous other income mainly related to extraordinary fees and costs related to regulatory requirements under management agreements; and (ii) a $6.5 million non-cash compensation income; partially mitigated by a $0.9 million gain from sale of our investment in Acropolis on December 6, 2018.

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

Equity in Net Losses of Affiliate Companies: Equity in net losses of affiliate companies decreased by $71.0 million to $9.2 million loss for the year ended December 31, 2019, as compared to $80.2 million loss for the same period in 2018. This decrease was mainly due to (i) a $42.0 million decrease in OTTI loss recognized in the year ended December 31, 2019 as compared to the same period during 2018; and (ii) a $29.0 million increase in equity method income. The $29.0 million increase in equity method income was mainly due to a $32.3 million increase in equity method income from Navios Acquisition; partially mitigated by (i) a $2.6 million decrease in equity method income from Navios Partners; (ii) a $0.1 million decrease in equity method income from Acropolis; (iii) a $0.3 million decrease in equity method income from Navios Europe II; and (iv) a $0.3 million decrease in equity method income from Navios Containers from August 30, 2019 (date of losing control) to December 31, 2019.

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

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $215.9 million, or 51.8%, of our revenue, $0.8 million net loss, of our $193.0 million net loss, $82.1 million of our Adjusted EBITDA, $999.8 million, or 50.7%, of our total assets and $618.8 million, or 30.9%, of our total liabilities, in each case, for the year ended and as of December 31, 2020. Our non-guarantor subsidiaries accounted for $318.2 million, or 55.6%, of our revenue (including $89.9 million revenue from discontinued operations), $37.7 million net loss, of our $192.1 million net loss, $68.1 million of our Adjusted EBITDA, $973.9 million, or 45.4%, of our total assets and $571.2 million, or 28.8%, of our total liabilities, in each case, for the year ended and as of December 31, 2019. Our non-guarantor subsidiaries accounted for $219.7 million, or 42.4%, of our revenue (including $12.1 million revenue from discontinued operations), $62.3 million net income of our total net loss, $140.8 million of our Adjusted EBITDA, $1,394.5 million, or 52.0%, of our total assets and $799.4 million, or 37.0%, of our total liabilities, in each case, for the year ended and as of December 31, 2018.

B. Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, issuances of debt securities and borrowings under bank credit facilities. Main uses of funds have been refinancings of outstanding debt, capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals and expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use available funds to refinance or repurchase its debt in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate (which may be below par) and subject to Navios Holdings cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. In addition, we regularly review options for refinancing our outstanding indebtedness and opportunities for acquisition of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. Generally, our sources of funds may be from cash flows from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. We cannot assure you that we will be able to secure adequate financing or obtain additional funds on favorable terms, to meet our liquidity needs.

See “Item 4.B Business Overview — Exercise of Vessel Purchase Options”, “Working Capital Position” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position.

Cash flows for the year ended December 31, 2020 compared to the year ended December 31, 2019:

The following table presents cash flow information for the years ended December 31, 2020 and 2019. This information was derived from the audited Consolidated Statements of Cash Flows of Navios Holdings for the respective periods.

(in thousands of U.S. dollars)	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Net cash provided by operating activities	$25,211	$96,112	$55,637
Net cash provided by/ (used in) investing activities	592	(56,467)	27,863
Net cash provided by/ (used in) financing activities	6,654	(111,692)	(66,916)

Increase/ (Decrease) in cash and cash equivalents and restricted cash	32,457	(72,047)	16,584
Cash and cash equivalents and restricted cash, beginning of year	78,727	150,774	134,190

Cash and cash equivalents and restricted cash, end of year	$111,184	$78,727	$150,774

Cash provided by operating activities for the year ended December 31, 2020 as compared to the year ended December 31, 2019:

Net cash provided by operating activities decreased by $70.9 million to $25.2 million for the year ended December 31, 2020, as compared to $96.1 million for the year ended December 31, 2019.

Accounts receivable, net, increased by $2.4 million from $51.9 million at December 31, 2019 to $54.3 million at December 31, 2020. The movement of the year was primarily due to a $4.7 million increase in accounts receivable of Navios Logistics, mainly attributable to an increase in receivable days as of December 31, 2020, compared to December 31, 2019; which was mitigated by (i) a $2.2 million decrease in accounts receivable from charterers and other receivables in the Dry Bulk Vessel Operations; and (ii) a $0.1 million decrease in accrued voyage income in the Dry Bulk Vessel Operations.

Amounts due from/(to) affiliate companies, including current and non-current portion, decreased by $43.0 million from $16.1 million receivable for the year ended December 31, 2019 to $26.9 million payable for the year ended December 31, 2020. This decrease was due to (i) a $26.1 million net increase in payable of management and administrative fees, drydocking and other expenses according to our management agreement with NSM; (ii) a $20.7 million decrease in receivable balances following Navios Europe II liquidation; (iii) a $1.2 million decrease in receivable balances from Navios Acquisition in connection to dividend declared; partially mitigated by a $5.0 million decrease in payable balances in connection to the Navios Partners Guarantee.

Inventories increased by $3.6 million, from $10.5 million at December 31, 2019 to $14.1 million at December 31, 2020. The increase was primarily due to (i) a $3.1 million increase in inventories of Navios Logistics mainly attributable to the increase in inventory in the Liquid Port Terminal due to higher sales demand; and (ii) a $0.6 million increase in inventories on board of our dry bulk vessels.

Prepaid expenses and other current assets increased by $2.7 million, from $12.1 million at December 31, 2019 to $15.0 million at December 31, 2020. The increase was primarily due to (i) a $1.4 million increase in accrued income; (ii) a $1.2 million increase in prepaid expenses and other current assets of Navios Logistics; (iii) a $0.5 million increase in prepaid voyage and operating costs; (iv) a $0.1 million increase in claims receivables; and (v) a $0.1 million increase in advances to agents and prepaid taxes; partially mitigated by a $0.5 million decrease in other assets.

Other long-term assets increased by $12.8 million, from $49.1 million at December 31, 2019 to $61.9 million at December 31, 2020. The increase was primarily due to (i) a $3.2 million increase in other long-term assets of Navios Logistics, mainly attributable to a settlement regarding a storage and transshipment contract in the grain terminal; (ii) a $7.7 million increase in deposits for vessels, port terminals and other fixed assets of Navios Logistics, mainly attributable to the construction of six liquid barges; and (iii) a $1.9 million increase in long-term assets from dry bulk operations mainly due to deposits for options to acquire vessels under bareboat contracts.

Accounts payable increased by $7.5 million, from $21.7 million at December 31, 2019 to $29.2 million at December 31, 2020. The increase was primarily due to (i) a $4.1 million increase in accounts payable relating to brokers and other accounts payable; (ii) a $3.6 million increase in accounts payable of Navios Logistics; and (iii) a $0.8 million increase in accounts payable to headowners. The overall increase was partially mitigated by (i) a $0.5 million decrease in accounts payable relating to utilities and other service providers, legal and audit services; (ii) a $0.4 million decrease in accounts payable to bunkers, lubricants and other suppliers; and (iii) a $0.1 million decrease in port agents payable.

Accrued expenses and other liabilities increased by $21.4 million from $51.2 million at December 31, 2019 to $72.5 million at December 31, 2020. The increase was primarily due to (i) a $19.3 million increase in accrued expenses of Navios Logistics, mainly attributable to an increase in the accrued interest from the 2025 Logistics Senior Notes; (ii) a $1.5 million increase in accrued voyage expenses; (iii) a $1.4 million increase in other accrued expenses and other liabilities. The overall increase was partially mitigated by a $0.9 million decrease in accrued interest.

Deferred income and cash received in advance decreased by $0.5 million from $8.9 million at December 31, 2019 to $8.3 million at December 31, 2020. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The decrease was primarily due to (i) $1.2 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners; and (ii) a $1.1 million decrease in deferred income of Navios Logistics. The overall decrease was partially mitigated by a $1.7 million decrease in deferred freight.

Other long-term liabilities and deferred income decreased by $5.3 million from $6.0 million at December 31, 2019 to $0.7 million at December 31, 2020. The decrease was primarily due to (i) a $5.1 million decrease in the non-current portion of deferred gain from the sale of vessels to Navios Partners; and (ii) a $0.2 million decrease in other long-term liabilities of Navios Logistics.

Cash provided by investing activities for the year ended December 31, 2020 as compared to cash used in investing activities for the year ended December 31, 2019:

Cash provided by investing activities was $0.6 million for the year ended December 31, 2020, as compared to $56.5 million cash used in for the same period of 2019.

Cash provided by investing activities for the year ended December 31, 2020 was the result of: (i) $83.4 million proceeds from sale of Navios Hios, Navios Kypros, Navios Star, Navios Amitie, Navios Northern Star, Navios Gem and Navios Victory; (ii) $18.6 million settlement of receivables in connection with Navios Europe II liquidation; (iii) $5.8 million dividends received from Navios Acquisition; (iv) $0.2 million in collections of Navios Logistics’ Note receivable; (v) $97.0 million in payments made by the Company for the acquisition of Navios Canary, Navios Corali, Jupiter N and Rainbow N and for additions to vessels; (vi) $5.2 million in payments for the acquisition of three Navios Logistics’ pushboats and 18 liquid barges, for the construction of Navios Logistics’ six new liquid barges, two new tanks in Navios Logistics’ Liquid Port Terminal and a crane; (vii) $3.3 million in payments for the purchase of Navios Logistics’ other fixed assets; (viii) $2.1 million in payments as deposits for options to acquire vessels under bareboat contracts.

Cash used in investing activities for the year ended December 31, 2019 was the result of: (i) $54.8 million in payments made from Navios Containers for the period from January 1, 2019 to August 30, 2019 (date of losing control) for the purchase of Navios Constellation and for additions to vessels; (ii) $19.5 million in payments made by the Company for the purchase of Navios Victory and for additions to vessels; (iii) $21.4 million impact to cash from deconsolidation/sale of business; (iv) $15.5 million in payments as deposits for options to acquire vessels under bareboat contracts; (v) $4.0 million in payments for the construction of Navios Logistics’ six new liquid barges; (vi) $4.0 million in payments for the purchase of Navios Logistics’ other fixed assets; (vii) $1.7 million in payments made by the Company for the purchase of other fixed assets; (viii) $48.8 million proceeds from sale of Navios Meridian, Navios Vector, Navios Equator Prosper, Navios Mercator, Navios Arc and Navios Primavera; (ix) a $8.0 million loan from affiliate company; (x) $4.4 million dividends received from Navios Acquisition; (xi) $3.0 million proceeds from sale of business; and (xii) $0.2 million in collections of Navios Logistics’ Note receivable.

Cash provided by financing activities for the year ended December 31, 2020 as compared to cash used in financing activities for the year ended December 31, 2019:

Cash provided by financing activities was $6.7 million for the year ended December 31, 2020, as compared to $111.7 million cash used in financing activities for the year ended December 31, 2019.

Cash provided by financing activities for the year ended December 31, 2020 was the result of (i) $487.5 million net proceeds from the 2025 Logistics Senior Notes (net of deferred financing costs of $12.5 million); (ii) $66.9 million proceeds from the Sale and Leaseback Agreements (net of deferred financing costs of $1.1 million), (iii) $50.0 million proceeds from loan payable to affiliate companies; (iv) $13.6 million proceeds from Navios Logistics’ long term debt; (v) $375.0 million payments for the redemption of the 2022 Logistics Senior Notes (as defined below); (vi) $97.5 million prepayments of the Navios Logistics’ Term Loan B Facility; (vii) $50.0 million prepayments of loan payable to affiliate companies; (viii) $38.6 million prepayments of Navios Holdings’ indebtedness; (ix) $28.6 million scheduled repayments; (x) $12.3 million dividend paid to common shareholders; and (xi) $9.4 million payments for the repurchase of the 2022 Notes.

Cash used in financing activities for the year ended December 31, 2019 was the result of (i) $123.2 million proceeds from Navios Containers’ long term debt (net of deferred financing costs of $1.9 million); (ii) $68.3 million of payments for the repurchase of the 2022 Notes; (iii) $59.2 million related to scheduled repayment installments; (iv) $53.1 million related to prepayment and refinance of indebtedness of Navios Containers for the period from January 1, 2019 to August 30, 2019 (date of losing control); (v) $31.2 million related to prepayment of indebtedness of Navios Holdings; (vi) $13.4 million related to repayment of loan payable to affiliate companies; (vii) $10.2 million payments relating to the redemption of preferred stock; (viii) $4.0 million proceeds from Navios Holdings’ long term debt; and (ix) $3.4 million related to prepayment of indebtedness of Navios Logistics.

Cash provided by operating activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Net cash provided by operating activities increased by $40.5 million to $96.1 million for the year ended December 31, 2019, as compared to $55.6 million for the year ended December 31, 2018.

Accounts receivable, net, decreased by $8.4 million from $60.3 million at December 31, 2018 to $51.9 million at December 31, 2019. The movement of the year was primarily due to (i) a $6.7 million decrease in accounts receivable from charterers and other receivables in the Dry Bulk Vessel Operations; (ii) a $1.0 million decrease in accrued voyage income in the Dry Bulk Vessel Operations; and (iii) a $2.6 million decrease in accounts receivable, net of Navios Containers. The overall decrease was mitigated by a $1.9 million increase in accounts receivable of Navios Logistics.

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

Inventories decreased by $17.2 million, from $27.7 million at December 31, 2018 to $10.5 million at December 31, 2019. The decrease was primarily due to (i) a $18.8 million decrease in inventories on board of our dry bulk vessels; and (ii) a $0.6 million decrease in inventories of Navios Containers. This decrease was partially mitigated by a $2.2 million increase in inventories of Navios Logistics mainly attributable to an increase in inventories in the liquid port in Paraguay.

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

Accounts payable decreased by $57.2 million, from $78.9 million at December 31, 2018 to $21.7 million at December 31, 2019. The decrease was primarily due to (i) a $33.4 million decrease in accounts payable to bunkers, lubricants and other suppliers; (ii) a $12.6 million decrease in accounts payable relating to utilities and other service providers, legal and audit services; (iii) a $7.7 million decrease in accounts payable relating to brokers and other accounts payable; (iv) a $3.6 million decrease in accounts payable of Navios Containers; (v) a $3.4 million decrease in accounts payable of Navios Logistics; and (vi) a $0.2 million decrease in accounts payable to headowners. The overall decrease was partially mitigated by a $3.7 million increase in port agents payable.

Accrued expenses and other liabilities decreased by $72.5 million from $123.7 million at December 31, 2018 to $51.2 million at December 31, 2019. The decrease was primarily due to (i) a $41.8 million decrease in accrued direct vessel expenses and drydocking expenses; (ii) a $10.4 million decrease in accrued payroll and related expenses; (iii) a $4.1 million decrease in accrued interest; (iv) a $12.2 million decrease in other accrued expenses and other liabilities; (v) a $3.5 million decrease in accrued voyage expenses; (vi) a $2.3 million decrease in accrued expenses of Navios Containers; and (vii) a $1.6 million decrease in accrued estimated losses on uncompleted voyages. The overall decrease was partially mitigated by a $3.4 million increase in accrued expenses of Navios Logistics.

Deferred income and cash received in advance decreased by $2.9 million from $11.8 million at December 31, 2018 to $8.9 million at December 31, 2019. Deferred income primarily reflects freight and charter-out amounts collected on voyages that have not been completed and the current portion of the deferred gain from the sale of various vessels to Navios Partners to be amortized over the next year. The decrease was primarily due to (i) a $2.1 million decrease in deferred income and cash received in advance of Navios Containers; (ii) a $0.8 million decrease in deferred freight and (iii) a $0.2 million decrease in the current portion of deferred gain from the sale of assets to Navios Partners. The overall decrease was partially mitigated by a $0.2 million increase in deferred income of Navios Logistics.

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

Cash used in investing activities for the year ended December 31, 2019 as compared to cash provided by investing activities for the year ended December 31, 2018:

Cash used in investing activities was $56.5 million for the year ended December 31, 2019, as compared to $27.9 million cash provided by for the same period of 2018.

Cash used in investing activities for the year ended December 31, 2019 was the result of: (i) $54.8 million in payments made from Navios Containers for the period from January 1, 2019 to August 30, 2019 (date of losing control) for the purchase of Navios Constellation and for additions to vessels; (ii) $19.5 million in payments made by the Company for the purchase of Navios Victory and for additions to vessels; (iii) $21.4 million impact to cash from deconsolidation/sale of business; (iv) $15.5 million in payments as deposits for options to acquire vessels under bareboat contracts; (v) $4.0 million in payments for the construction of Navios Logistics’ six new liquid barges; (vi) $4.0 million in payments for the purchase of Navios Logistics’ other fixed assets; (vii) $1.7 million in payments made by the Company for the purchase of other fixed assets; (viii) $48.8 million proceeds from sale of Navios Meridian, Navios Vector, Navios Equator Prosper, Navios Mercator, Navios Arc and Navios Primavera; (ix) a $8.0 million loan from affiliate company; (x) $4.4 million dividends received from Navios Acquisition; (xi) $3.0 million proceeds from sale of business; and (xii) $0.2 million in collections of Navios Logistics’ Note receivable.

Cash provided by investing activities for the year ended December 31, 2018 was the result of: (i) $24.8 million in payments made from Navios Containers for the period from November 30, 2018 (date of obtaining control) to December 31, 2018 for the purchase of Bahamas and Bermuda; (ii) $21.6 million in payments for the purchase of Navios Primavera and Navios Equator Prosper; (iii) $15.2 million in payments as deposits for options to acquire vessels under bareboat contracts; (iv) a $12.9 million loan to Navios Europe I and Navios Europe II; (v) $12.4 million in payments for the construction of Navios Logistics’ river and estuary tanker; (vi) $5.8 million in payments for the acquisition of common units and general partner units in Navios Partners; (vii) $4.1 million in payments made by the Company for the purchase of other fixed assets; (viii) $2.4 million in payments for the construction of Navios Logistics’ three new pushboats; (ix) $1.9 million in payments for the purchase of Navios Logistics’ other fixed assets; (x) $1.5 million in payments for the expansion of Navios Logistics’ dry port terminal; (xi) $1.1 million in payments made by Navios Logistics for the acquisition of land; (xii) $0.5 million in payment for the investment in common shares in Navios Containers; (xiii) $0.5 million in payments made by Navios Logistics for the purchase of covers for dry barges; (xiv) $101.7 million proceeds from sale of Navios Magellan, Navios Mars, Navios Sphera, Navios Achilles, Navios Herakles; (xv) $24.4 million cash acquired through obtaining control in Navios Containers; (xvi) $5.8 million dividends received from Navios Acquisition; (xvii) $0.5 million proceeds from sale of the Company’s investment in Acropolis; and (xviii) $0.2 million in collections of Navios Logistics’ Note receivable.

Cash used in financing activities for the year ended December 31, 2019 as compared to the year ended December 31, 2018:

Cash used in financing activities was $111.7 million for the year ended December 31, 2019, as compared to $66.9 million for the year ended December 31, 2018.

Cash used in financing activities for the year ended December 31, 2019 was the result of (i) $123.2 million proceeds from Navios Containers’ long term debt (net of deferred financing costs of $1.9 million); (ii) $68.3 million in payments for the repurchase of the 2022 Notes; (iii) $59.2 million in scheduled repayment installments; (iv) $53.1 million in prepayment and refinance of indebtedness of Navios Containers for the period from January 1, 2019 to August 30, 2019 (date of losing control); (v) $31.2 million in prepayment of indebtedness of Navios Holdings; (vi) $13.4 million in repayment of loan payable to affiliate companies; (vii) $10.2 million in payments relating to the redemption of preferred stock; (viii) $4.0 million proceeds from Navios Holdings’ long term debt; and (ix) $3.4 million in prepayment of indebtedness of Navios Logistics .

Cash used in financing activities for the year ended December 31, 2018 was the result of (i) $40.0 million in scheduled repayment installments; (ii) $31.8 million in prepayment of indebtedness; (iii) $28.8 million in payments for the repurchase of the 2022 Notes; (iv) $22.5 million in prepayment and refinance of indebtedness of Navios Containers for the period from November 30, 2018 (date of obtaining control) to December 31, 2018; (v) $49.4 million proceeds from Navios Containers’ long term debt (net of deferred financing costs of $0.6 million); and (vi) $6.9 million proceeds from Navios Logistics’ long term debt (net of deferred financing costs of $0.2 million).

Adjusted EBITDA: EBITDA represents net (loss)/income attributable to Navios Holdings’ common stockholders before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) deferred financing costs and gains/(losses) on bond and debt extinguishment, net; (v) allowance for credit losses; (vi) earnings/(losses) in affiliate companies and joint ventures, net of dividends received; (vii) payments for drydock and special survey costs; (viii) noncontrolling interest; (ix) gain/ (loss) on sale of assets/ subsidiaries/businesses, on loss of control and bargain gain; (x) unrealized (loss)/gain on derivatives; (xi) loss on sale and reclassification to earnings of available-for-sale securities; and (xii) impairment losses. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

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

Adjusted EBITDA for the years ended December 31, 2020 and 2019 was $27.9 million and $61.9 million, respectively. The $34.0 million decrease in Adjusted EBITDA was primarily due to (i) a $65.7 million decrease in revenue; (ii) a $40.4 million decrease in bond extinguishment gains; (iii) a $30.2 million decrease in other income; (iv) a $29.9 million in EBITDA in the period from January 1 to August 30, 2019 from consolidating Navios Containers; (v) a $9.8 million gain on sale of business recorded in the year ended December 31, 2019; (vi) a 6.1 million impairment loss of loan receivable from Navios Europe II recorded in the year ended December 31, 2020; and (vii) a $4.1 million decrease in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items). This overall increase of $186.1 million was partially mitigated by (i) a $67.7 million decrease in impairment losses; (ii) a $61.7 million in loss on loss of control of Navios Containers recorded in the year ended December 31, 2019; (iii) a $10.6 million decrease in time charter, voyage and logistics business expenses; (iv) a $7.9 million increase in equity in net losses of affiliate companies; (v) a $3.3 million decrease in net loss attributable to the noncontrolling interest; and (vi) a $0.9 million decrease in general and administrative expenses (excluding stock-based compensation expenses).

Adjusted EBITDA for the years ended December 31, 2019 and 2018 was $61.9 million and $(18.2) million, respectively. The $80.1 million increase in Adjusted EBITDA was primarily due to (i) a $77.8 million increase in revenue of Navios Containers for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (ii) a $71.0 million increase in equity in net earnings of affiliate companies; (iii) a $44.6 million decrease in impairment losses; (iv) a $40.9 million increase in bond extinguishment gains; (v) a $30.3 million increase in other income from continuing operations; (vi) a $28.6 million decrease in time charter, voyage and logistics business expenses from continuing operations; and (vii) a $9.8 million gain on sale of business recorded in the year ended December 31, 2019. This overall increase of $303.0 million was partially mitigated by (i) $61.7 million loss on loss of control over Navios Containers on August 30, 2019, compared to a $58.3 bargain gain upon obtaining control over Navios Containers on November 30, 2018; (ii) a $7.6 million increase in direct vessel expenses from continuing operations (excluding the amortization of deferred drydock and special survey costs) and a $38.2 million increase in direct vessel expenses of Navios Containers (excluding the amortization of deferred drydock and special survey costs) for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (iii) a $23.3 million decrease in revenue from continuing operations; (iv) a $11.3 million increase in general and administrative expenses (excluding stock-based compensation expenses) from continuing operations and a $5.8 million increase in general and administrative expenses of Navios Containers for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (v) a $5.6 million increase in other expense, net of Navios Containers for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (vi) a $4.5 million increase in net income attributable to the noncontrolling interest; (vii) a $3.5 million increase in time charter and voyage expenses of Navios Containers for the period from January 1, 2019 to August 30, 2019, as compared to the period from November 30, 2018 to December 31, 2018; (viii) a $2.7 million increase in other expenses from continuing operations; and (ix) a $0.4 million increase in allowance for credit losses.

Long-Term Debt Obligations and Credit Arrangements:

Navios Holdings Debt

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of the 2022 Senior Secured Notes, at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Partners (following the merger of Navios Containers with Navios Partners)., as well as by the vessel Navios Azimuth. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics. The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of December 31, 2020.

Under the terms of the 2022 Senior Secured Notes, Navios Holdings had an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of our 2022 Notes are met.

On October 1, 2020, Navios Holdings entered into (1) a supplemental indenture (the “Sixth Supplemental Indenture”) to amend the terms of the indenture and related pledge agreements governing the 2022 Senior Secured Notes following its receipt of consents from bondholders representing a majority in aggregate principal amount (the “Consenting Noteholders”) of the 2022 Senior Secured Notes and (2) a consent agreement with the Consenting Noteholders (“Consent Agreement”) whereby the Consenting Noteholders agreed, subject to the satisfaction of certain conditions in the Consent Agreement, to provide their consents, as part of a consent solicitation to be made by the Company on or before the earlier of (i) 60 days following the consummation of a Qualified IPO (as defined in the Sixth Supplemental Indenture) of Navios Logistics or (ii) September 5, 2021, to the amendments contained in the form of supplemental indenture (as defined herein) which amendments require consent from 66 2/3% of the outstanding 2022 Senior Secured Notes affected.

The Sixth Supplemental Indenture, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios Logistics) can be used by the Company for general corporate purposes, absent a Default or Event of Default, (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes (including, absent a Default or an Event of Default, at a discount to par), (iii) eliminates the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes; and (iv) states, for the avoidance of doubt, that the Company may agree to the cancellation of amounts it owes to Navios Logistics under that certain loan agreement dated as of April 25, 2019 (as amended) in lieu of the receipt of pro rata cash dividends from Navios Logistics. The Sixth Supplemental Indenture became effective upon its execution by the Company and the Trustee, but the amendments and waivers contained therein will become operative only upon the occurrence of a Qualified IPO of Navios Logistics.

The Form of Supermajority Supplemental Indenture would further amend the Indenture to permit the Company to use the net proceeds it receives from any sale of Navios Logistics equity in connection with or following a Qualified IPO of Navios Logistics to repurchase 2022 Senior Secured Notes at a discount to par in certain circumstances.

There can be no assurance that the Company will receive the additional consents necessary to cause the amendments contemplated by the Form of Supermajority Supplemental Indenture to become effective.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of the 2022 Notes. During 2018, the Company repurchased $35.7 million in par value of the 2022 Notes for a cash consideration of $28.8 million resulting in a gain on bond extinguishment of $6.5 million, net of deferred financing costs written-off. During 2019, Navios Logistics repurchased $35.5 million in par value of the 2022 Notes in open market transactions for a cash consideration of $17.6 million. During 2019, the Company repurchased $81.2 million in par value of the 2022 Notes for a cash consideration of $50.7 million. These transactions resulted in a gain on bond extinguishment of $47.4 million, net of deferred financing costs written-off. (Refer to Note 16 included elsewhere in this Annual Report). During 2020, the Company repurchased $20.8 million in par value of the 2022 Notes for a cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred financing costs written-off.

The 2022 Notes are senior obligations of the Co-Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018 and in March 2019, Navios Magellan and Navios Meridian, respectively, were released from the 2022 Notes and the total proceeds of $14.0 million were restricted in an escrow account and considered as a cash collateral. In May 2019 and June 2019, Navios Equator Prosper, Navios Vector and the cash collaterals held in escrow accounts were released from the 2022 Notes and replaced by the N Bonanza and N Amalthia and the total proceeds of $7.4 million were restricted in an escrow account and considered as cash collateral. In July 2019 and August 2019, Navios Arc and Navios Mercator, respectively, were released from the 2022 Notes. In August 2019, the cash collateral held in escrow accounts were released from the 2022 Notes and replaced by Navios Victory. In September 2019, Navios Primavera was released from the 2022 Notes and the total proceeds of $10.1 million were restricted in escrow accounts and considered as cash collateral. In November 2019, Navios Victory and the cash collateral held in escrow accounts were released and replaced by Navios Northern Star, Navios Taurus and Navios Serenity. During the first half of 2020, Navios Hios, Navios Kypros and Navios Star were released from the 2022 Notes and were replaced by Navios Amitie, Jupiter N and $0.4 million of cash collateral retained as trust monies in an escrow account. In August 2020 and September 2020, Navios Northern Star and Navios Amitie were released from the 2022 Notes, respectively, and were replaced by $15.3 million of cash collateral retained as trust monies in an escrow account. In January 2021, Navios Asteriks and part of the cash collateral of $14.3 million held in escrow accounts were released and replaced by Navios Bonheur. In April 2021, Navios Serenity and the remaining cash collateral held in escrow accounts were released and replaced by Navios Asteriks. Currently, the 2022 Notes are secured by 17 drybulk vessels. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the Co-Issuers have the option to redeem the 2022 Notes in whole or in part at par.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of December 31, 2020.

2024 Notes

On March 21, 2019, Navios Holdings issued $4.7 million of 9.75% Senior Notes due 2024 (as defined herein) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date (Refer to Note 17 included elsewhere in this Annual Report).

On April 21, 2019, Navios Holdings issued $3.9 million of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. (Refer to Note 17 included elsewhere in this Annual Report).

The 2024 Notes are Navios Holdings’ senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default. Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

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

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one Panamax vessel. In May, 2019, the facility was refinanced. As of December 31, 2020, the facility is repayable in five semi-annual installments of $0.8 million, with a final balloon payment of $8.9 million on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2020, the outstanding amount under this facility was $11.1 million and was repaid in full in the first quarter of 2021.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23.0 million in order to partially finance the construction of one newbuilding bulk carrier. In May, 2019, the facility was refinanced. As of December 31, 2020, the loan facility is repayable in three semi-annual equal installments of $0.8 million, with a final balloon payment of $9.2 million on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2020, the outstanding amount under this facility was $11.4 million and was repaid in full in the first quarter of 2021.

On December 20, 2013, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22.5 million in two equal tranches, in order to finance the acquisition of two Panamax vessels. The two tranches bore interest at a rate of LIBOR plus 300 basis points. In December 2017, the Company agreed to extend the last payment date to August 2021. The loan facility required compliance with certain financial covenants. As of December 31, 2018, the facility was refinanced and repaid in full and there was no outstanding amount.

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

Hamburg Commercial Bank AG Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with Hamburg Commercial Bank AG for an amount of up to $15.3 million in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2020, the facility is repayable in three quarterly equal installments of $0.4 million, with a final balloon payment of $8.8 million on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2020, the outstanding amount under this facility was $9.9 million and was repaid in full in the first quarter of 2021.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42.0 million in two tranches: (i) the first tranche is for an amount of up to $26.0 million in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16.0 million to refinance the outstanding debt of an Ultra-Handymax vessel. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30.0 million in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. On November 12, 2019, Navios Holdings amended this facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due in the first and second quarter of 2020 for one year, to June 2021 and released from collateral one Handysize vessel which was substituted by one Panamax vessel. The facility bears interest at a rate of LIBOR plus 293 basis points. During September 2020, the Company completed the sale of the Panamax vessel and the Capesize vessel which were released from collaterals and prepaid the amount of $33.0 million for the satisfaction of the first and the third tranche of the facility. As of December 31, 2020, the second tranche is repayable in two quarterly installments of $0.3 million, with a final balloon payment of $4.0 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2020, the total outstanding amount was $4.5 million and was repaid in full in the first quarter of 2021.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40.0 million in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. During 2019, Navios Holdings partially prepaid the indebtedness originally maturing in the third quarter of 2021 and released from collateral two Panamax vessels. In the first quarter of 2020, the outstanding amount of $5.6 million was repaid in full and there was no outstanding balance as of December 31, 2020.

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41.0 million, to be drawn in two tranches, to finance the acquisition of one newbuilding Panamax vessel and one newbuilding Capesize vessel. The facility bore interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39.9 million. During August 2018, the Company completed the sale of the two vessels and repaid in full the two tranches of the facility, which had a total outstanding balance of $31.8 million.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31.0 million in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2020, the facility is repayable in eight quarterly installments of $0.5 million, with a final balloon payment of $16.6 million on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2020, the outstanding amount was $20.2 million. In March 2021, the Company entered into supplemental agreement with Alpha Bank A.E. according to which certain covenants and the repayment schedule has been amended. The maturity of the facility is due in June 2021.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16.1 million in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2020, the facility is repayable in eight quarterly installments of $0.3 million each, with a final balloon payment of $10.7 million payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2020, the outstanding amount was $12.9 million. In March 2021, the Company entered into supplemental agreement with Alpha Bank A.E. according to which certain covenants and the repayment schedule has been amended. The maturity of the facility is due in June 2021.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes, the 2022 Notes and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliate companies, together, own less than 20% of the outstanding share capital of Navios Holdings.

The Company’s secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30.0 million, and (iii) net total debt divided by total assets, as defined in each secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each secured credit facility, to a maximum of 90%.

The Company has either repaid the credit facilities or received waivers of the covenants under each of the credit facilities, which remain outstanding as of the date of this filing.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141.8 million (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation. During 2019, Navios Holdings repaid the amount of $13.4 million under the terms of this facility. During 2020, Navios Holdings repaid the amount of $50.0 million under the terms of this facility. As of December 31, 2020, the total outstanding balance of this facility amounted to $78.9 million, including $0.5 million of accrued interest. Please see also Note 16 included elsewhere in this Annual Report.

$50.0 million NSM Loan

In June 2020, Navios Holdings entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation (“$50.0 million NSM Loan”) for a loan of up to $50.0 million to be used for general corporate purposes. As of December 31, 2020, the total outstanding balance of this facility amounted to $50.3 million, including $0.3 million of accrued interest. Please see also Note 16 included elsewhere in this Annual Report.

Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68.0 million in total, with unrelated third parties for two Capesize vessels (the “Sale and Leaseback Agreements”). Navios Holdings has no purchase obligation to acquire the vessels at the end of the lease term, however, it is reasonably certain that respective purchase options will be exercised and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the Sale and Leaseback Agreements as a financial liability.

The Sale and Leaseback Agreements are repayable by 144 consecutive monthly payments of approximately $0.2 million each, commencing as of January 2020 and March 2020, respectively. As of December 31, 2020, the outstanding balance under the Sale and Leaseback Agreements of the two Capesize vessels was $62.9 million in total. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $0.8 million per vessel on the last repayment date.

The Sale and Leaseback Agreements have no financial covenants.

Navios Logistics Debt

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375.0 million in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes were unregistered were fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which were deemed to be immaterial, and Logistics Finance, which was the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees were “full and unconditional” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary was designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes. The 2022 Logistics Senior Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Logistics Co-Issuer’s $500.0 million of the 2025 Logistics Senior Notes. Following this transaction, Navios Logistics recognized a loss of $2.7 million relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive (loss)/income within the caption “Gain on bond and debt extinguishment, net”.

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Logistics Finance issued $500.0 million in aggregate principal amount of senior secured Notes due on July 1, 2025, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Logistics Senior Notes, amounting to $487.5 million, were used to satisfy and discharge the indenture governing the 2022 Logistics Senior Notes, amounting to $375.0 million, to repay all amounts outstanding under the Navios Logistics’ Term Loan B Facility, amounting to $97.5 million and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes.

On or after August 1, 2022, the Logistics Co-Issuers may redeem some or all of the 2025 Logistics Senior Notes at the redemption prices set forth in the indenture governing the 2025 Logistics Senior Notes. In addition, before August 1, 2022, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Logistics Senior Notes at a price equal to 110.750% of the principal amount of the 2025 Logistics Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Logistics Senior Notes remains outstanding. Prior to August 1, 2022, the Logistics Co-Issuers may also redeem all or a part of the 2025 Logistics Senior Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Logistics Senior Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Logistics Senior Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Logistics Senior Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment date. The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer and Grimaud Ventures S.A.. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Logistics Senior Notes will be effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2020.

As of December 31, 2020, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $19.4 million. Interest expense associated with the 2025 Logistics Senior Notes amounted to $26.0 million for the year ended December 31, 2020.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, CNSA entered into an unsecured export financing line of credit for a total amount of $42.0 million, including all related fixed financing costs of $5.9 million, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Navios Logistics Notes Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2020, Navios Logistics had drawn the total available amount and the outstanding balance of Navios Logistics Notes Payable was $17.8 million.

Navios Logistics BBVA Loan Facility and Navios Logistics New BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a $25.0 million facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes (the “Navios Logistics BBVA Loan Facility”). The loan bore interest at a rate of LIBOR (180 days) plus 325 basis points. The loan was repayable in 20 quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. On July 8, 2020, this loan was repaid in full in connection with drawing the Navios Logistics New BBVA Loan Facility. On February 28, 2020, Navios Logistics entered into a $25.0 million loan facility (the “Navios Logistics New BBVA Loan Facility”) with BBVA, which was drawn on July 8, 2020. The Navios Logistics New BBVA Loan Facility was used to repay the Navios Logistics BBVA Loan Facility, and for general corporate purposes. The Navios Logistics New BBVA Loan Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables. As at December 31, 2020 the outstanding amount of the Navios Logistics New BBVA Loan Facility was $22.0 million.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics New BBVA Loan Facility as of December 31, 2020.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics entered into a $14.0 million term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7.0 million on the last repayment date. As of December 31, 2020, the outstanding amount of the loan was $9.1 million.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Alpha Bank Loan as of December 31, 2020.

Navios Logistics Credit Agreement

On August 17, 2018, Navios Logistics entered into a $7.6 million (€6.2 million) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bore interest at a fixed rate of 675 basis points and was repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, Navios Logistics prepaid the total outstanding balance of the credit agreement, which was $3.8 million (€3.1 million).

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100.0 million Term Loan B Facility (the “Navios Logistics Term Loan B Facility”). The Navios Logistics Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Navios Logistics Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the 2025 Logistics Senior Notes. Following this transaction, Navios Logistics recognized a loss of $1.5 million relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive (loss)/income within the caption “Gain on bond and debt extinguishment, net”.

Seller’s Credit Agreement for the construction of six liquid barges

In December 2020, Navios Logistics entered into a $13.5 million seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2020, Navios Logistics had drawn $11.2 million and the outstanding balance was $11.0 million. Interest expense associated with the seller’s credit agreement for the construction of six liquid barges amounted to $0.2 million for the year ended December 31, 2020.

Navios Logistics Other long-term loans

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $0.8 million loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments and the final repayment must occur prior to August 10, 2021. As of December 31, 2020, the outstanding loan balance was less than $0.1 million.

Navios Logistics was in compliance with all the covenants set forth in this facility as of December 31, 2020.

During the year ended December 31, 2020, the Company in relation to its secured credit facilities paid $28.6 million related to scheduled repayment installments, $38.6 million related to the prepayment of two of Navios Holdings’ credit facilities and $97.5 million related to the prepayment of Navios Logistics’ Term Loan B Facility. During the year ended December 31, 2020, the proceeds from the Sale and Leaseback Agreements for Navios Holdings were $66.9 million, net of deferred financing costs, the proceeds from the New BBVA Facility were $13.6 million and the proceeds from Seller’s Credit Agreement for the construction of six liquid barges were $11.2 million.

The annual weighted average interest rates of the Company’s total borrowings were 7.89%, 7.70% and 7.78% for the years ended December 31, 2020, 2019 and 2018, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2020, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year	Amount in millions of U.S. dollars
2021(including total accrued interest of $0.9 million of NSM Loan & $50.0 million NSM Loan)	$380.3
2022	592.2
2023	50.3
2024	46.7
2025	508.0
2026 and thereafter	35.2

Total	$1,612.7

Working Capital Position and bond maturities:

As of December 31, 2020, Navios Holdings’ current assets totaled $194.9 million, while current liabilities excluding operating lease liabilities, current portion totaled $511.4 million, resulting in a negative working capital position of $316.5 million, primarily related to the classification as current of our $305.0 million of the 2022 Senior Secured Notes and balloon payments. Under the terms of the 2022 Senior Secured Notes, Navios Holdings has an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of the 2022 Notes are met. In October 2020, Navios Holdings entered into the Sixth Supplemental Indenture which, among other things, eliminates Navios Holdings’ obligation to make a springing maturity offer subject to the occurrence of a Qualified IPO (as defined in the Sixth Supplemental Indenture) of Navios Logistics. There can be no assurance that a Qualified IPO will occur prior to the springing maturity date, or at all. Furthermore, we had $476.8 million of 2022 Notes outstanding as of December 31, 2020 maturing in January 2022.

Although Navios Holdings is currently attempting to address these upcoming maturities and create additional liquidity to fund working capital requirements through a Qualified IPO of Navios Logistics, the sale of assets and refinancing plans, there can be no assurance it will be successful in such attempts or that any such attempts will be consummated on terms satisfactory to us, or at all. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern for the 12 month period from the date of issuance of these consolidated financial statements. In the meantime, Navios Holdings’ internal forecasts and projections indicate that the Company will generate sufficient cash to make the required principal and interest payments on its borrowings (excluding the above upcoming maturities) and provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Capital Expenditures: In December 2017, Navios Holdings agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020, Navios Holdings took delivery of the Navios Galaxy II. The Company has agreed to pay in total $5.4 million representing a deposit for the option to acquire the vessel, of which $2.7 million was paid during the year ended December 31, 2019. As of December 31, 2020, the total amount of $6.7 million, including expenses and interest, is presented within the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019 Navios Holdings took delivery of the Navios Herakles I. On November 28, 2019 Navios Holdings took delivery of the Navios Uranus. Navios Holdings has agreed to pay in total $11.1 million, representing a deposit for the option to acquire these vessels, of which $8.3 million was paid during the year ended December 31, 2018 and the remaining $2.8 million was paid during the year ended December 31, 2019. As of December 31, 2020, the total amount of $14.1 million, including expenses and interest, is presented within the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020 Navios Holdings took delivery of the Navios Felicity I. Navios Holdings has agreed to pay in total $5.6 million, representing a deposit for the option to acquire this vessel, of which $2.3 million was paid during the year ended December 31, 2018 and the remaining $2.8 million was paid during the year ended December 31, 2019. As of December 31, 2020, the total amount of $7.2 million, expenses and interest, is presented within the caption “Other long-term assets”.

In October 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, Navios Holdings took delivery of the Navios Magellan II. Navios Holdings has agreed to pay in total $5.8 million, representing a deposit for the option to acquire this vessel, of which $2.9 million was paid during the year ended December 31, 2018 and the remaining $2.9 million was paid during the year ended December 31, 2019. As of December 31, 2020, the total amount of $7.5 million, including expenses and interest, is presented within the caption “Other long-term assets”.

Navios Logistics

Since 2018, Navios Logistics acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region Brazil, and on March 24, 2021 acquired 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations. As of December 31, 2020, Navios Logistics had paid $2.1 million for the land acquisition and capitalized expenses for the development of its port operations and its planned investment for this project is approximately $35 million (Navios Logistics currently has no material commitments for this project).

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $17.8 million. Pursuant to this contract, Navios Logistics has secured the availability of credit for up to 75% of the purchase price, and up to a five-year repayment period starting from the delivery of each vessel. Five barges were delivered in the fourth quarter of 2020 and the remaining barge was delivered during the first quarter of 2021. As of December 31, 2020, Navios Logistics had paid $16.7 million for the construction of these barges, which are included within “Other long-term assets”. Capitalized interest included within “Other long-term assets” amounted to $0.6 million as of December 31, 2020.

As of December 31, 2020 and December 31, 2019, Navios Logistics had paid $0.6 million and $0.5 million, respectively, for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil. As of December 31, 2020, Navios Logistics had paid $1.3 million for the construction of two new tanks in its liquid port terminal.

As of December 31, 2020, Navios Logistics had paid $1.6 million for the acquisition of three pushboats and 18 liquid barges.

As of December 31, 2020, Navios Logistics had paid $0.7 million for the construction of a crane in its grain port terminal.

In the third quarter of 2020, Navios Logistics signed a binding letter of intent to acquire three pushboats and 18 tank barges (the “Navios Logistics’ 2020 Fleet”), operating in the Hidrovia Waterway, for a purchase price of $30 million. Included as a component of the acquisition of the Navios Logistics’ 2020 Fleet is a firm customer contract, in the form of a contract of affreightment for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years (“the 2020 Fleet COA”). The acquisition will be funded with $15 million from existing cash to be paid at closing and sellers’ financing of $15 million, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments.

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

Refer also to “Item 5F. Contractual Obligations as at December 31, 2020”.

Dividend Policy

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

Concentration of Credit Risk:

Accounts receivable

Concentration of credit risk with respect to accounts receivables is limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the year ended December 31, 2020, two customers accounted for 16.4% and 11.2%, respectively, of the Company’s revenue. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of the Company’s revenue from continuing operations and were the same customers who accounted for 13.1% and 11.6%, respectively, of the Company’s revenue from continuing operations for the year ended December 31, 2018.

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

Effects of Inflation:

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. In addition, the Company considered various factors in assessing the impact of Argentina’s highly inflationary economy on Navios Logistics, among which, the sales, the financing arrangements, the working capital, the employee salaries and taxes. The Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency. As a result, the Company concluded that the determination that the Argentine economy is highly inflationary did not have a material impact on Navios Logistics’ financial statements and as such, did not result in the remeasurement of its financial statements.

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

E. Off-Balance Sheet Arrangements

As of December 31, 2020, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $10,000 issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. As of December 31, 2019, the outstanding balance of the claim was $10.0 million. In October 2020, the Company paid an amount of $5.0 million to Navios Partners. As of December 31, 2020 the outstanding balance of the claim was $5.0 million. In April 2021, the Company paid the amount of $5.0 million to Navios Partners as the final settlement of the outstanding balance of the claim.

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

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary of Navios Logistics) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2022.

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

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount of $4.1 million, which will be collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. For the year ended December 31, 2020, a gain of $4.1 million was included within the caption “Other income” in the consolidated statements of comprehensive (loss)/income.

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

Refer also to Item 5F. “Contractual Obligation as at December 31, 2020” below.

F. Contractual Obligations as at December 31, 2020:

Payment due by period ($ in millions) (unaudited)

Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt(1)	$1,612.7	$380.3	$642.5	$554.7	$35.2
Operating Lease Obligations (Time Charters) for vessels in operation(3)	323.6	100.7	118.1	58.9	45.9
Acquisition of six liquid barges (4)	2.3	0.4	0.9	1.0	—
Construction of two new tanks	0.4	0.4	—	—	—
Rent Obligations(2)	0.6	0.4	0.2	—	—
Land lease agreements (2)	25.2	0.6	1.1	1.1	22.4

Total	$1,964.8	$482.8	$762.8	$615.7	$103.5

(1)

The amount identified does not include interest costs associated with the outstanding credit facilities, which are based on LIBOR rates, plus the costs of complying with any applicable regulatory requirements and a margin ranging from 2.75% to 3.25% per annum. The expected interest payments are: $146.9 million (less than 1 year), $145.3 million (1-3 years), $85.0 million (3-5 years) and $5.8 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of December 31, 2020, timing of scheduled payments and the term of the debt obligations.

(2)

Navios Logistics has several lease agreements with respect to its operating port terminals and various offices. Following the sale of the management division effected on August 30, 2019 Navios Holdings has no office lease obligations (see also Note 16 included elsewhere in this Annual Report). See also Item 4.B. “Business Overview — Facilities.”

(3)	Represent total amount of lease payments on an undiscounted basis.
(4)

Represents principal payments of the future remaining obligation for the acquisition of six liquid barges, which bear interest at fixed rate. The amounts in the table exclude expected interest payments of $0.2 million (less than 1 year), $0.2 million (1-3 years), $0.1 million (3-5 years) and nil million (more than 5 years). Expected interest payments are based on the terms of the shipbuilding contract for the construction of these barges.

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

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliate companies, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets and operating lease assets to support impairment tests, impairment test for goodwill, allowance for credit losses necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The spread of the COVID-19 pandemic, which has been declared a pandemic by the World Health Organization, in 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, including due to decreased demand for global seaborne dry bulk trade and charter rates, the extent of which will depend largely on future developments. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods. Actual results could differ from those estimates under different assumptions and/or conditions.

Stock-Based Compensation: In December 2020, February and December 2019, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years.

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

Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is determined as the difference between the carrying value and the fair value. Navios Holdings determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, the unamortized portion of ballast water treatment system and the unamortized portion of other capitalized items, if any related to the vessel or the carrying value of deposits for newbuildings. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2020, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to the vessel. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, management fees for vessel operating expenses fixed until 2021 and thereafter assuming an annual increase of 3.0% every second year and a utilization rate of 99.3% based on the fleet’s historical performance.

Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment. In step two of the impairment assessment, the Company determined the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations performed on an individual vessel basis. The significant factors and assumptions used by management in determining fair value of vessels includes those in developing the projected net operating cash flows over the remaining economic life of each vessel and the discount rate.

In connection with its impairment testing on its vessels as of December 31, 2020, the Company performed a sensitivity analysis on the most sensitive and/or subjective assumptions that had the potential to affect the outcome of the test, principally the projected charter rate used to forecast future cash flows for unfixed days. In that regard, there would continue to be no impairment required to be recognized on any of the Company’s vessels when assuming a decline in the 10-year average (of the one-year charter rate for similar vessels), which is the rate that the Company uses to forecast future cash flows for unfixed days, ranging from 6.9% to 42.7% (depending on the vessel).

We have evaluated the impact of current economic situation due to COVID-19 pandemic on the recoverability of the carrying amount of our vessels. As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $52.8 million for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to these vessels, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2019, the Company recorded an impairment loss of $84.6 million for two dry bulk vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs and ballast water treatment system costs, if any, related to these vessels, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

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

As of December 31, 2017, the Company recorded an impairment loss of $32.9 million for one dry bulk vessel, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to this vessel, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2020, the 10-year historical average rates for the Company’s vessels (which naturally varies by type of vessel) used in determining future cash flows for purposes of its impairment analysis were 17.6% higher than the daily time charter equivalent rate of the owned fleet achieved in the fiscal year 2020 of $10.5 million per day.

In addition, the Company compared the 10-year historical average (of the one-year charter rate for similar vessels) with the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels). A comparison of the 10-year historical average (of the one-year charter rate) and the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) is as follows (as of December 31, 2020):

	Historical Average of One-year Charter Rates (over Various Periods) vs. the 10-year Historical Average (of the One-Year Charter Rate)
	5-Year Average	3-Year Average	1-Year Average
	(% below the 10-year average)
Handysize	0.2%	(12.5%)	(5.0%)
Ultra-Handymax	4.1%	(7.6%)	5.3%
Panamax	(2.5%)	(16.9%)	(5.5%)
Capesize	3.5%	(10.7%)	4.1%

If testing for impairment using the five-year, three-year and one-year historical averages (of the one-year charter rate for similar vessels) in lieu of the 10-year historical average (of the one-year charter rate for similar vessels), the Company estimates that none of its vessels would have carrying values in excess of their projected undiscounted future cash flows.

As of December 31, 2020, the Company owns and operates a fleet of 32 including five bareboat chartered-in vessels with an aggregate carrying value of $647.5 million, including the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to the vessel. On a vessel-by-vessel basis, as of December 31, 2020, the carrying value of 19 of the Company’s vessels exceeds the estimated fair value of those same vessels by approximately $141.3 million in the aggregate (the unrealized loss).

A vessel-by-vessel summary as of December 31, 2020 follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value):

Vessel	Year Built	Purchase Price (in millions)(1)	Carrying Value (as of December 31, 2020) (in millions)
Navios Serenity (1)	2011	$26.8	$17.9	*
Navios Celestial	2009	36.3	22.0	*
Navios Hios	2003	—	—
Navios Kypros	2003	—	—
Navios Ulysses	2007	16.7	13.3	*
Navios Vega	2009	16.7	14.6	*
Navios Astra (2)	2006	6.9	6.9
Navios Star	2002	—	—
Navios Asteriks	2005	10.1	9.9
Navios Centaurus (2)	2012	38.2	26.2	*
Navios Avior (2)	2012	39.9	27.4	*
Navios Bonavis	2009	31.8	28.6	*
Navios Happiness	2009	30.9	27.9	*
Navios Lumen	2009	29.5	27.9	*
Navios Stellar	2009	21.9	21.5
Navios Phoenix	2009	29.1	27.5	*
Navios Antares	2010	30.1	27.5	*
Navios Etoile	2010	66.4	43.3	*
Navios Bonheur	2010	69.8	45.7	*
Navios Altamira	2011	55.5	37.0	*
Navios Azimuth	2011	56.7	38.2	*
Navios Galileo	2006	19.1	13.0	*
Navios Northern Star	2005	—	—
Navios Amitie	2005	—	—
Navios Taurus	2005	18.3	12.2	*
N Amalthia	2006	19.1	12.5	*
N Bonanza	2006	17.6	11.9

Navios Gem	2014	—	—
Navios Ray	2012	52.3	40.1	*
Navios Victory	2014	—	—
Navios Canary	2015	36.0	34.7
Navios Corali	2015	36.7	35.6
Jupiter N	2011	12.7	12.4
Rainbow N	2011	12.0	11.8
		$837.1	$647.5

(1)	Vessel agreed to be sold.
(2)	Vessels sold in the first quarter of 2021.

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of December 31, 2020, the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

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

Dry Bulk Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Dry bulk vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

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

Management estimates the useful life of its dry bulk vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

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

The Company evaluates impairment of goodwill using a single step process following the adoption of ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)” as of January 1, 2020. The aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. Goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.

As of December 31, 2020, the Company performed its impairments test for its reporting units within: the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying amount.

As of December 31, 2020, the Company performed the impairment test for the Dry Bulk Vessel Operations reporting unit, which had a negative carrying amount of $144.9 million, and for which goodwill allocated is $56.2 million. The impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit exceeded its carrying amount.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions, and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods, which indicated that the fair value exceeded the carrying amount.

As of December 31, 2020, the Company performed the impairment test for the Logistics Business, which is allocated goodwill of $104.1 million. The impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. The significant factors and assumptions used by management in the discounted cash flow analysis for the Logistics Business includes a combination of revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

No impairment loss was recognized for any of the periods presented for both the Dry Bulk Vessel Operations and the Logistics Business.

(ii) Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of trade name, customer relationships, port terminal operating rights, favorable lease terms and unfavorable lease terms. The fair value of the trade name was determined based on the “relief from royalty” method, which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight line method over 32 years. Navios Logistics’ trade name is being amortized under the straight line method over 10 years, and was fully amortized as of December 31, 2019.

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

The Company reviews its other intangibles, such as trade name, customer relationships, port terminal operating rights, favorable lease terms and unfavorable lease terms periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Intangibles other than goodwill would be considered impaired if their carrying value is not recovered from the future undiscounted cash flows associated with the asset (step one). Measurement of the impairment loss is determined as the difference between the carrying amount and the fair value of the intangible asset. The Company determines the fair value of its intangible assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of intangible assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

The significant factors and assumptions the Company used in the undiscounted cash flow analysis of its trade name included: revenue assumptions, specifically the future cash flows were determined by considering the charter revenues of the Dry Bulk Vessel Operations from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates) and the respective “relief from royalty” rate applied to the future cash flows of the Dry Bulk Vessel Operations.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the consolidated statements of comprehensive (loss)/income within the caption “Depreciation and amortization”.

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

No favorable and unfavorable lease terms have been identified for the years ended December 31, 2020 and 2019.

During the fourth quarter of fiscal year 2020, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ trade name might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment for trade name (step one) was performed. No such circumstances indicated that potential impairment of the Company’s other intangible assets such as port terminal operating rights and customer relationships exist. For the years ended December 31, 2020, 2019 and 2018, there were no impairment losses recognized for the Company’s intangible assets.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32
Port terminal operating rights	47
Customer relationships	20

Also see note 3 and note 8 included elsewhere in this Annual Report.

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

For charters classified as operating leases where Navios Holdings is regarded as the lessor, refer to Note 2(r) included elsewhere in this Annual Report.

In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the consolidated balance sheet. For charters classified as operating leases where Navios Holdings is regarded as the lessee, the expense is recognized on a straight line basis over the rental periods of such charter agreements. The expense is included within the caption “Time charter, voyage and logistics business expenses”. In the transition to ASC 842, the operating leases assets were adjusted for the carrying amount of the straight-line liabilities on that date.

In cases of sale and leaseback agreements, if the transfer of the asset to the lessor does not qualify as a sale, then the agreement constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the buyer, and the buyer would need to obtain substantially all the benefits from the use of the asset.

Impairment of operating lease assets: Operating lease assets used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is determined as the difference between the carrying value and the fair value of the asset group. Navios Holdings determines the fair value of its assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest (asset group). If the step two of the impairment analysis is required, the analysis includes the use of discounted cash flows which includes various assumptions, including the Company’s WACC.

During the fourth quarter of fiscal year 2020, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ operating lease assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of operating lease assets (step one) was performed. The Company determined undiscounted projected net operating cash flows for each charter-in and bareboat chartered-in vessel and compared it to operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat chartered-in vessels), management fees for vessel operating expenses in accordance with the terms of management agreement (assuming an annual increase of 3.0% every second year for the bareboat chartered-in vessels).

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two asset groups, which involves a discounted cash flow analysis using the Company’s WACC. The WACC is based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. As a result, the Company recorded an impairment loss of $1.4 million, being the difference between the fair value of the operating lease asset and its carrying value, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income. Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment.

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

Investments in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners, Navios Containers (following the deconsolidation) and evaluated Navios Europe I, Navios Europe II (through their liquidation in December 2019 and June 2020, respectively) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners and Navios Containers for a period of time sufficient to allow for any anticipated recovery in fair value.

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

As of December 31, 2020, the Company did not recognize any “other-than-temporary” loss in its investments in both Navios Partners and Navios Containers. As of December 31, 2020, the Company recognized an OTTI loss of $13.4 million relating to its investment in Navios Acquisition and the amount was included within the caption “Equity in net losses of affiliate companies”. During the first quarter of 2020, the Company considered the decline in fair value of its investment in Navios Europe II as OTTI and therefore recognized a loss of $6.7 million in the accompanying consolidated statement of comprehensive (loss)/income included within the caption “Equity in net losses of affiliate companies”.

As of December 31, 2019, the Company did not recognize any “other-than-temporary” loss in its investment in both Navios Partners and Navios Containers. During the year ended December 31, 2019, the Company recognized an OTTI loss of $13.5 million relating to its investment in Navios Acquisition and the amount was included within the caption “Equity in net losses of affiliate companies”.

As of December 31, 2018, the Company considered the decline in fair value of its investment in Navios Partners as “other-than-temporary” and therefore recognized a loss of $55.5 million in the accompanying consolidated statement of comprehensive (loss)/income.

As of December 31, 2018, the Company did not recognize any impairment loss in its investment in Navios Acquisition.

Recent Accounting Pronouncements

For a description of Navios Holdings’ recent accounting pronouncements, see Note 2 to the Consolidated Financial Statements, included herein.

G. Safe Harbor

Applicable to the extent the disclosures in Item 5.E and 5.F above are eligible for the statutory safe harbor protections provided to forward-looking statements.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The current board of directors, executive officers and significant employees are as follows:

Name	Age	Position
Angeliki Frangou	56	Chairman of the Board and Chief Executive Officer
Georgios Akhniotis	56	Chief Financial Officer
Ted C. Petrone*	66	Vice Chairman of Navios Corporation
Vasiliki Papaefthymiou	52	Executive Vice President—Legal and Director

Anna Kalathakis	51	Chief Legal Risk Officer
Shunji Sasada*	63	President of Navios Corporation and Director
Leonidas Korres	45	Senior Vice President—Business Development
Efstratios Desypris	48	Chief Financial Controller
Ioannis Karyotis	45	Senior Vice President—Strategic Planning
Erifili Tsironi	47	Senior Vice President – Credit Management
Spyridon Magoulas	67	Director
John Stratakis	55	Director
Efstathios Loizos	59	Director
George Malanga	63	Director
Michael Pearson	44	Director

*	Significant employee

Angeliki Frangou has been our Chairman and CEO since August 25, 2005. In addition, Ms. Frangou has been the Chairman and Chief Executive Officer of Navios Maritime Partners L.P. (NYSE: NMM), an affiliated limited partnership, since August 2007, the Chairman and Chief Executive Officer of Navios Maritime Acquisition Corporation (NYSE: NNA), an affiliated corporation, since March, 2008. Ms. Frangou has been the Chairman of the Board of Directors of Navios Logistics since its inception in December 2007. Ms. Frangou is the Chairman of IRF European Finance Investments Ltd., and is also a Member of the Board of the United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited. Since 2015, she has also been a Board Member of the Union of Greek Shipowners, as well as on the Board of Trustees of Fairleigh Dickinson University. Ms. Frangou also acts as Vice Chairman of the China Classification Society Mediterranean Committee, and is a member of the International General Committee and of the Hellenic and Black Sea Committee of Bureau Veritas, and is also a member of the Greek Committee of Nippon Kaiji Kyokai. Ms. Frangou received a bachelor’s degree in Mechanical Engineering, summa cum laude, from Fairleigh Dickinson University and a master’s degree in Mechanical Engineering from Columbia University.

Georgios Akhniotis has been Navios Holdings’ Chief Financial Officer since April 12, 2007. Prior to being appointed Chief Financial Officer of Navios Holdings, Mr. Achniotis served as Senior Vice President-Business Development of Navios Holdings from August 2006 to April 2007. Before joining Navios Holdings, Mr. Achniotis was a partner at PricewaterhouseCoopers (“PwC”) in Greece, heading the Piraeus office and the firm’s shipping practice. He became a partner at PwC in 1999 when he set up and headed the firm’s internal audit services department from which all SOX implementation and consultation projects were performed. Mr. Achniotis is currently a Director and Executive Vice President-Business Development of Navios Partners; a New York Stock Exchange traded limited partnership, which is an affiliate of Navios Holdings. He has more than 20 years’ experience in the accounting profession with work experience in England, Cyprus and Greece. Mr. Achniotis qualified as a Chartered Accountant in England and Wales in 1991, and holds a Bachelor’s degree in Civil Engineering from the University of Manchester.

Ted C. Petrone became Vice Chairman of Navios Corporation in January 2015 having previously served as a director of Navios Holdings from May 2007 to January 2015 and President of Navios Corporation from September 2006 to January 2015. Mr. Petrone has served in the maritime industry for 44 years, 40 of which he has spent with Navios Holdings. After joining Navios Holdings as an assistant vessel operator, Mr. Petrone worked in various operational and commercial positions. Mr. Petrone was previously responsible for all aspects of the daily commercial activity, encompassing the trading of tonnage, derivative hedge positions and cargoes. Mr. Petrone is currently also a director of Navios Acquisition, a New York Stock Exchange listed company, and an affiliate of the Company; and has served in such capacity since June 2008. Mr. Petrone graduated from New York Maritime College at Fort Schuyler with a Bachelor of Science degree in maritime transportation. He has served aboard U.S. Navy (Military Sealift Command) tankers.

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

Shunji Sasada became a director of Navios Holdings and President of Navios Corporation in January 2015. Mr. Sasada has also served as a director in Navios Maritime Partners L.P. since August 2007. Previously, as Chief Operating Officer of Navios Corporation and Senior Vice President of Fleet Development, he headed Navios Holdings’ program for the growth and development of the Company’s long-term charter-in and owned tonnage. Mr. Sasada started his shipping career in 1981 in Japan with Mitsui’s O.S.K. Lines, Ltd. (“MOSK”). Mr. Sasada’s first position with MOSK was in steel products in the Tokyo branch as a salesman for exporting steel products to worldwide destinations. Two years later, Mr. Sasada moved to the tramp section in Mitsui’s bulk carrier division and was in charge of operations and then of chartering 20-40 smaller Handysize vessels between 21,000 dwt and 35,000 dwt. In 1991, Mr. Sasada moved to Norway to join Trinity Bulk Carriers as its chartering manager as well as subsidiary board member, representing MOSK as one of the shareholders. After an assignment in Norway, Mr. Sasada moved to London and started MOSK’s own Ultra Handymax operation as its General Manager. Mr. Sasada joined Navios Holdings in May 1997. Mr. Sasada is the member of the North American Committee of Nippon Kaiji Kyokai (Class NK). He is a graduate of Keio University, Tokyo, with a B.A. degree in Business and he is a member of the Board of Trustees of Keio Academy of New York.

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

Efstratios Desypris has been our Chief Financial Controller since February 2011. Mr. Desypris has previously served as Financial Controller since May 2006. Mr. Desypris is also the Chief Financial Officer of Navios Maritime Partners since January 2010 and the Chief Financial Officer of N Shipmanagement Acquisition since September 2019. In addition, Mr. Desypris is a director of Navios Maritime Containers L.P. since 2017. He also serves as Senior Vice President — Strategic Planning and Director of Navios Logistics. Before joining Navios Group, Mr. Desypris worked for 9 years in the accounting profession, most recently as manager of the audit department at Ernst & Young in Greece. Mr. Desypris started his career as an auditor with Arthur Andersen & Co. in 1997. He holds a Bachelor of Science degree in Economics from the University of Piraeus.

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

Erifili Tsironi has been our Senior Vice President – Credit Management since October 2014. Ms. Tsironi served as Chief Financial Officer of Navios Maritime Containers L.P. since 2019 until completion of the merger with Navios Maritime Partners L.P. in 2021, and as Chief Financial Officer of Navios Maritime Midstream Partners L.P since its inception in 2014 until completion of the merger with Navios Maritime Acquisition Corporation in 2018. Ms. Tsironi has over 24 years’ experience in shipping focusing on ship finance. Before joining us, she was Global Dry Bulk Sector Coordinator and Senior Vice President at DVB Bank SE. Ms. Tsironi joined the DVB in 2000 serving as Assistant Local Manager and Senior Relationship Manager. Previously, she served as account manager in ANZ Investment Bank / ANZ Grindlays Bank Ltd from May 1997 until December 1999. Ms. Tsironi holds a BSc. in Economics, awarded with Honours, from the London School of Economics and Political Science and a MSc in Shipping, Trade and Finance, awarded with Distinction, from Cass Business School of City University in London.

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

John Stratakis has been a member of Navios Holdings’ Board of Directors since its inception, and prior to that was a member of the board of directors of ISE. Since 1994, Mr. Stratakis has been a partner with the law firm of Poles, Tublin, Stratakis & Gonzalez, LLP, in New York, New York, where he specializes in all aspects of marine finance law and general corporate law. He serves on the Advisory Board of the Center for Corporate Governance at Drexel University LeBow College of Business. Mr. Stratakis also has been a director and the President of the Hellenic-American Chamber of Commerce in New York. He serves on the board of New York Maritime Inc., an association that promotes the New York region as a maritime business center. Mr. Stratakis received a Bachelor of Arts (cum laude) from Trinity College and a Juris Doctor degree from Washington College of Law at American University. Mr. Stratakis is admitted to practice law in the State of New York and in the courts of the Southern and Eastern Districts of New York. In addition to his role on the Board of Directors, Mr. Stratakis also serves as chairman of the Nominating and Governance Committee and a member of the Compensation Committee. Mr. Stratakis is an independent director.

Efstathios Loizos was appointed to our Board of Directors in July 2010. Mr. Loizos was also director of Navios Partners from October 2007 until June 2010. In October 2008, Mr. Loizos joined the Managing Team of ION S.A., a leading Greek chocolate and cocoa group of companies, with the responsibility of supervising MABEL S.A., one of the affiliate companies of the group. In June 2010, Mr. Loizos was appointed to the Board of Directors of ION S.A. and assumed enlarged executive responsibilities within the group. Since March 2014, Mr. Loizos serves as the CEO of the affiliate company INTERION S.A., which operates in Bulgaria and since 2018 as the Vice President of the ION group of companies. In May 2010, Mr. Loizos was elected as a member of the Board of Directors of IOBE (Foundation of Economic and Industrial Research). Between 2001 and 2008, Mr. Loizos served as the General Manager and a member of the Board of Directors of ELSA S.A., a Greek steel packaging company, and also as the Vice Chairman of the Board of Directors of its affiliate company ATLAS S.A. From 2005 to 2007, Mr. Loizos served as the President of the International Packaging Association and as the Vice President of the Greek Association of Steel Packaging Manufacturers. Mr. Loizos received a Maitrise en Sciences Economiques from the University of Strasbourg and an M.B.A. in Finance from Stern Business School—New York University. Mr. Loizos also serves as Chairman of the Audit Committee and chairman of the Compensation Committee. Mr. Loizos is an independent director.

George Malanga has been a member of our Board of Directors since April 2010. He is currently serving as the Chief Credit Officer of BNY Mellon. Mr. Malanga has held a variety of positions during his 34 year tenure with the bank. He began his banking career in various relationship management roles before moving to risk management in 2000. Mr. Malanga has served in roles with increased responsibility in credit risk management over the past 21 years. His credit risk experience includes head of asset recovery, head of domestic corporate credit and currently as Chief Credit Officer of BNY Mellon. Mr. Malanga holds a Bachelor’s Degree in Business Administration from Rutgers College and an M.B.A. in Finance from New York University. Mr. Malanga also serves as a member of the Audit Committee and the Nominating and Governance Committee. Mr. Malanga is an independent director.

Michael Pearson has been a director of the Company since April 2021, and is based in the Cayman Islands. He is a qualified accountant (UK) and worked at EY, PwC and Deloitte. In 2012, he founded FFP, a fiduciary services firm based in the Cayman Islands and British Virgin Islands. Mr. Pearson is also a qualified insolvency practitioner (UK) and has been appointed by Caribbean Courts in a protective or investigative capacity. He graduated from the University of Bath in 1999 with an Honours degree in Business Administration. Mr. Pearson is an independent director.

There are no family relationships between any of our directors, executive officers or significant employees.

B. Compensation

The aggregate annual compensation (bonus) paid to our current executive officers was approximately $3.0 million for the year ended December 31, 2020. Through August 2019, Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Logistics, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses, incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are currently provided by NSM. In February 2015, the Board of Directors approved the adoption of the Navios Holdings 2015 Equity Incentive Plan, as amended in December 2018 (the “2015 Equity Incentive Plan”). The amendment was adopted by the Company’s Board of Directors in November 2018 and extends the duration of the plan to December 2020. The 2015 Equity Incentive Plan authorizes the issuance of stock grants to our officers, employees, directors and consultants in such amounts and pursuant to such terms as may be determined by the Board of Directors at the time of the grant.

On December 13, 2017, December 10, 2018, February 1, 2019, December 18, 2019 and December 21, 2020 the Company authorized the granting of restricted share units and share appreciation rights and the issuance of shares of restricted common stock, restricted stock units and stock options in accordance with the Company’s stock option plan for its employees, officers and directors. These awards of restricted share units, share appreciation rights, restricted common stock units, restricted common stock and stock options to its employees, officers and directors, vest over three and four years.

Details of options granted (post Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 770,558 stock options to purchase the Company’s common stock and 250,000 share appreciation rights have been granted of which 462,293 have vested, 499,559 have expired, 0 remain unvested and 58,706 have been exercised in total, of which 41,141 were granted at an exercise price of $31.80 per share, 3,058 at an exercise price of $58.70 per share, 6,315 at an exercise price of $51.50 per share, 5,953 at an exercise price of $38.10 per share, and 2,239 at an exercise price of $34.40 per share.

Out of the 770,558 stock options granted and 250,000 share appreciation rights granted, 28,800 options were granted at an exercise price of $167.50 per share; 57,124 options were granted at an exercise price of $31.80 per share; 40,531 options were granted at an exercise price of $58.70 per share; 95,479 options were granted at an exercise price of $51.50 per share; 134,429 options were granted at an exercise price of $38.10 per share; 134,427 options were granted at an exercise price of $34.40 per share; 67,475 options were granted at an exercise price of $86.30 per share; 112,293 options were granted at an exercise price of $36.4 per share; and 100,000 options were granted at an exercise price of $12.00 per share. A total of 250,000 share appreciation rights were granted at an exercise price of $12.00 per share.

Details of restricted stock and restricted stock units issued (post Reverse Stock Split)

As of the filing of this Annual Report on Form 20-F, 1,672,203 restricted share units, shares of restricted stock and restricted stock units have been granted and 254,000 share appreciation rights have been granted, of which 1,514,403 have vested and in the aggregate 13,420 were forfeited during the years from 2007 until 2020. See Note 13 to the Consolidated Financial Statements, included herein.

Non-employee directors receive annual fees in the amount of $80,000 each plus reimbursement of their out-of-pocket expenses. In addition, as of January 1, 2020, the non-executive serving as chairman of the Audit Committee receives an annual fee of $25,000, the two members of the Audit Committee (other than the Chairman) receive an annual fee of $20,000 each, the chairman of the Nominating and Governance Committee receives an annual fee of $20,000, and the chairman of the Compensation Committee receives an annual fee of $20,000, plus reimbursement of their out-of-pocket expenses.

C. Board Practices

Board classes

The board of directors of Navios Holdings is divided into three classes with only one class of directors being elected in each year and each class serving a three-year term. The term of office of the first class of directors, consisting of Efstathios Loizos, George Malanga and John Stratakis will expire in 2021. The term of office of the second class of directors, consisting of Shunji Sasada, Spyridon Magoulas and Michael Pearson will expire in 2022. The term of office of the third class of directors, consisting of Angeliki Frangou and Vasiliki Papaefthymiou, will expire in 2023. No directors are entitled to any benefits upon termination of their term.

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

Special Committees

The board of directors, from time to time, establishes special conflicts committees to review specific matters that the board believes may involve potential conflicts of interest. The conflicts committees determine if the resolution of the conflict of interest is fair and reasonable to us. The members of the conflicts committees may not be our officers or employees or directors, officers or employees of our affiliate companies, and must meet the independence standards established by the New York Stock Exchange to serve on an audit committee of a board of directors and certain other requirements.

D. Employees

See “Crewing and Shore Employees” under Item 4. B. Business overview.

E. Share Ownership (post Reverse Stock Split)

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 13, 2021, based on 15,897,120 shares of common stock outstanding as of such day, by each of Navios Holdings’ executive officers and directors.

Unless otherwise indicated based upon Schedules 13D filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	4,155,335	25.4%
George Akhniotis	*	*
Ted C. Petrone	*	*
Vasiliki Papaefthymiou	*	*
Anna Kalathakis	*	*
Shunji Sasada	*	*
Leonidas Korres	*	*
Efstratios Desypris	*	*
Ioannis Karyotis	*	*
Erifili Tsironi	*	*
Spyridon Magoulas	*	*
John Stratakis	*	*
Efstathios Loizos	*	*
George Malanga	*	*

*	Less than 1%
(1)

Angeliki Frangou has filed a Schedule 13D amendment indicating that she intends, subject to market conditions, to purchase up to $20.0 million of common stock and as of April 13, 2021, she had purchased approximately $10.0 million in value of common stock.

(2)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 449,999 options, each for one share, vested but not yet exercised.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders (post Reverse Stock Split)

The following table sets forth information regarding the beneficial ownership of the common stock of Navios Holdings as of April 13, 2021 based on shares of common stock outstanding as of such date of each person known by Navios Holdings to be the beneficial owner of more than 5% of its outstanding shares of common stock based upon the amounts and percentages as are contained in the public filings of such persons. All such stockholders have the same voting rights with respect to their shares of common stock.

Unless otherwise indicated, based upon Schedules 13D and 13G filed with the SEC and the Company’s knowledge, Navios Holdings believes that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

Name	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Common Stock
Angeliki Frangou(1)(2)	4,155,335	25.4%
Renaissance Technologies LLC(3)	852,321	5.4%

(1)	The amount and nature of beneficial ownership and the percentage of outstanding common stock includes 449,999 options, each for one share, vested but not yet exercised.
(2)

As disclosed in a 13D Amendment dated August 30, 2019, Ms. Frangou has disclosed that she and her affiliate companies have pledged 14,511,171 (before the Reverse Stock Split) of the shares of common stock disclosed in the table above.

(3)

Based on the 13G Amendment filed on February 11, 2021, Renaissance Technologies LLC and Renaissance Technologies Holdings Corporation have sole voting power with respect to 852,321 shares and sole dispositive power with respect to 910,870 shares.

As of April 13, 2021, we had 102 stockholders of record, approximately 15 of which were located in the United States and held an aggregate of approximately 12,509,236 shares of our common stock, representing 79% of our outstanding common stock. However, one of the U.S. stockholders of record is CEDE & CO., a nominee of The Depository Trust Company, which held 10,502,987 shares of our common stock as of that date. Accordingly, we believe that the shares held by CEDE & CO. include common stock beneficially owned by both holders in the United States and non-U.S. beneficial owners. We are not aware of any arrangements the operation of which may at a subsequent date result in our change of control.

B. Related Party Transactions

Sale of Management: In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM, affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20.0 million (including assumption of liabilities) and five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3,700 per day per vessel until August 2021 which will increase thereafter by 3% annually, unless otherwise agreed, and administrative services, reimbursed at allocable cost. As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141.8 million (including post-closing adjustments). See also “NSM Loan” below.

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

Purchase of Services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for each of the years ended December 31, 2019, 2018 and 2017 were $0 million for all periods. Included in the trade accounts payable at both December 31, 2020 and 2019 was an amount due to Acropolis of $0.1 million.

Vessel Operating Expenses (management fees): Prior to the sale of the management division effected on August 30, 2019, Navios Holdings provided commercial and technical management services to the owned vessels of Navios Partners, Navios Acquisition and Navios Containers for certain contracted daily fixed fees under the existing management agreements. Drydocking and special survey expenses were reimbursed at cost. In addition, Navios Holdings provided commercial and technical management services to Navios Europe I’s and Navios Europe II’s owned vessels which under the management agreements in place were reimbursed at cost. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. For the period from January 1, 2019 to August 30, 2019, certain extraordinary fees and costs related to regulatory requirements under the management agreements in place amounted to $15.8 million (for the year ended December 31, 2018: $0 million) and are presented within the caption “Other income”. Total management fees for vessel operating expenses for the period from January 1, 2019 to August 30, 2019 and for the year ended December 31, 2018, amounted to $149.2 million and $206.4 million, respectively, and are presented net within the caption “Direct vessel expenses”.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, and pursuant to the Management Agreement, NSM provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by NSM is a daily fee of $3,700 per day per owned vessel. This rate is fixed until August 2021 and will increase thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by NSM is a daily fee of $25 per day per charter-in vessel. Drydocking expenses under this agreement will be reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the year ended December 31, 2020 and for the period from August 30, 2019 to December 31, 2019 amounted to $45.5 million and $14.4 million, respectively, and are presented within the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. As of December 31, 2019 the outstanding balance of the claim was $10.0 million. In October 2020, the Company paid an amount of $5.0 million to Navios Partners. As of December 31, 2020 the outstanding balance of the claim was $5.0 million. In April 2021, the Company paid the amount of $5.0 million to Navios Partners as the final settlement of the outstanding balance of the claim.

General and Administrative Expenses incurred on behalf of affiliate companies/Administrative fee revenue from affiliate companies: Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and for the year ended December 31, 2018, amounted to $17.0 million and $28.4 million, respectively.

Navios Holdings provided administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3 included elsewhere in this Annual Report, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and for the year ended December 31, 2018 amounted to $0.8 million and $1.0 million, respectively. The general and administrative fees for these periods have been eliminated upon consolidation. Total general and administrative fees charged for the year ended December 31, 2020 and for the period from August 30, 2019 to December 31, 2019 amounted to $1.1 million and $0.4 million, respectively.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to the Administrative Services Agreement, NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the year ended December 31, 2020 and for the period from August 30, 2019 to December 31, 2019, amounted to $9.4 million and $3.0 million, respectively.

Balance due to/from affiliate companies (excluding Navios Europe I and Navios Europe II): Balance due to NSM as of December 31, 2020 amounted to $22.1 million (December 31, 2019: $1.4 million), the Long-term receivable from NSM as of December 31, 2020 amounted to $0 million (as of December 31, 2019: $5.3 million). Balance due to Navios Partners as of December 31, 2020 amounted to $5.0 million (December 31, 2019: $5.0 million) and the Long-term payable to Navios Partners amounted to $0 million (December 31, 2019: $5.0 million) in relation to the Navios Partners Guarantee. Balance due from Navios Acquisition as of December 31, 2020 amounted to $0.2 million (December 31, 2019: $1.5 million) and related to declared dividend.

As of December 31, 2020 the balance mainly consisted of management fees for vessel operating expenses, payments to NSM in accordance with the Management Agreement and other amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels.

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

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containership vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliate companies to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliate companies to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2020, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognized the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and deferred recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain was amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain was accelerated in the event that (i) the vessel was subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners was reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3 included elsewhere in this Annual Report, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners. As of January 1, 2020 the unamortized deferred gain of $6.3 million was recorded as other adjustments within accumulated deficit. For the years ended December 31, 2020, 2019, and 2018, Navios Holdings recognized $0 million, $1.8 million and $1.8 million of the deferred gain, respectively, in “Equity in net losses of affiliate companies”.

In September 2020, Navios Holdings completed the sale of the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt, and of the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, to Navios Partners for a sale price of $51.0 million in total including net liabilities of $4.4 million.

Participation in Offerings of Affiliate Companies: Refer to “Item 4.—Information on the Company” and “Item 5.—Operating and Financial Review and Prospects” for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018, December 20, 2018 and February 1, 2019 for the purchase up to a total of 1,754,981 general partnership units.

Balance due from Navios Europe I: Following the liquidation, the balance due from Navios Europe I as of December 31, 2020 and 2019 was $0 million. As a result of this liquidation, Navios Holdings received the outstanding receivable of $13.4 million, in December 2019.

The Navios Revolving Loans I and the Navios Term Loans I earned interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis. There were no covenant requirements or stated maturity dates. As of December 31, 2019 the loan was fully received and there was no outstanding balance.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe II revolving loans of up to $43.5 million to fund the Navios Revolving Loans II. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 9 included elsewhere in this Annual Report).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the Junior Loan II for $5.0 million. Navios Europe II owned seven containership vessels and seven drybulk vessels.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of this liquidation, Navios Holdings received the total outstanding balance due from Navios Europe II, representing the Navios Revolving Loans II, the Navios Term Loans II and accrued interest thereof directly owed to Navios Holdings, previously presented within the captions “Due from affiliate companies” and “Loans receivable from affiliate companies” and acquired two Panamax vessels of Navios Europe II (see Note 5 included elsewhere in this Annual Report).

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of December 31, 2020 was $0 million. As of December 31, 2019, Navios Holdings’ balance due from Navios Europe II, amounted to $20.7 million, which included the net current receivable amount mainly consisting of $13.2 million, of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 9 included elsewhere in this Annual Report) and the net non-current amount receivable of $7.6 million related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 9 included elsewhere in this Annual Report). The outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16.9 million as of December 31, 2019, within the caption “Loan receivable from affiliate companies”.

The Navios Revolving Loans II and the Navios Term Loans II earned interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

The decline in the fair value of the investment during the first quarter of 2020 was considered as other-than-temporary and, therefore, a loss of $6.1 million was recognized and included in the accompanying consolidated statements of comprehensive (loss)/income for the year ended December 31, 2020, within the caption “Impairment of loan receivable from affiliate company”. The fair value was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

Secured credit facility with Navios Logistics: On April 25, 2019, Navios Holdings entered into a secured credit facility of $50.0 million with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five subsidiaries of the Company that have entered into certain bareboat contracts. The credit facility is available in multiple drawings, had an arrangement fee of $0.5 million and originally bore a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. In December 2019, Navios Holdings and Navios Logistics agreed to increase the amount by $20.0 million and amended the interest rate of the whole facility to 12.75% or 10.0% if certain conditions were met. Following the satisfaction of those conditions in July 2020, the credit facility now matures in December 2024 and bears interest at a rate of 10.0% per annum. As of December 31, 2020, $70.0 million was drawn under this facility, of which $18.7 million was used to acquire the 2022 Notes from Navios Logistics and the remaining amount was used to repurchase 2022 Notes.

On June 25, 2020, Navios Holdings and Navios Logistics amended the secured credit facility with Navios Logistics to allow a portion of the total interest payable to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Navios Logistics and paid Navios Logistics $2.3 million in satisfaction of the interest payable in respect of this facility.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141.8 million (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the 2022 Senior Secured Notes. The credit facility is repayable over a five-year period; of the initial amount, $47.0 million was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20.0 million of deferral may be outstanding during the first or second year and $10.0 million outstanding in the third year. The loan agreement provides for interest at 5.0% annually, and 7.0% annually for deferred principal amounts. During December 2019, Navios Holdings repaid the amount of $13.4 million under the terms of this facility. During June 2020 and July 2020, Navios Holdings repaid the amount of $31.5 million and $18.5 million, respectively, under the terms of this facility.

As of December 31, 2020, the outstanding balance was $78.4 million (December 31, 2019: $128.4 million) and the accrued interest was $0.5 million (December 31, 2019: $2.2 million). Of the outstanding amount and accrued interest $10.3 million (December 31, 2019: $22.6 million) is included within the caption “Current portion of loans payable to affiliate companies”.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM, for a loan of up to $50.0 million to be used for general corporate purposes. The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement will be repayable in up to 18 equal consecutive quarterly installments. Principal payments that fall due during the first year following the initial drawdown may be deferred, at the Company’s election, in whole or in part. The loan agreement provides for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts). As of December 31, 2020, the outstanding balance was $50.0 million (December 31, 2019: $0 million) and the accrued interest was $0.3 million (December 31, 2019: $0 million). Of the outstanding amount and accrued interest, $16.3 million is included within the caption “Current portion of loans payable to affiliate companies”.

The Company’s obligations under the $50.0 million NSM Loan are guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 104,069 common units in Navios Containers and second priority pledge in respect of 2022 Notes owned by Navios Holdings.

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

Dividend Policy: Navios Holdings announced the suspension of dividends to its common stock shareholders in November 2015 and its preferred shareholders, including holders of the Series G and Series H, in February 2016. Navios Holdings intends to retain most of its available earnings generated by operations to conserve cash and improve liquidity. The reinstatement, declaration and payment of any dividend remains subject to the discretion of the Board of Directors, and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, debt obligations, market conditions, and restrictions contained in its equity and debt instruments, including limitations on dividends under its preferred stock. In addition, the terms and provisions of our current secured credit facilities and indentures limit our ability to declare and pay dividends in excess of certain amounts or if certain covenants are not met. (See also Item 5.B. “Long-term Debt Obligations and Credit Arrangements”).

B. Significant Changes

Not applicable.

Item 9. Listing Details

The principal trading market for our common stock has been the NYSE under the symbol “NM”. Our Series G and Series H trade preferred stock trade on the NYSE under the symbols “NMPrG.” and “NMPrH.”

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

C. Material Contracts

Refer to “Item 4. – Information on the Company” for a discussion of various agreements relating to our business and certain vessel transactions, including Item 4.B. for a discussion of our option agreements to purchase 13 charter-in vessels and five bareboat chartered-in vessels, and to Item 5. – Operating and Financial Review and Prospects” for a discussion of our long-term debt, including Item 5.F for a discussion of the long-term debt, the operating lease obligations and the rent obligations. Other than these agreements, there are no material contracts, other than the contracts entered into in the ordinary course of business, to which the Company or any of its subsidiaries is a party.

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

Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes, in the accompanying consolidated statements of comprehensive (loss)/income.

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

In accordance with the currently applicable Greek law, ship owning companies of foreign flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. In case that tonnage tax and/or similar taxes/duties are paid by the shipowning companies to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece by the ship owner. The payment of said duties exhausts the tax liability of the foreign ship owning company and as of 2020 the relevant bareboat charterer/lessee against any tax, duty, charge or contribution payable on income from the exploitation of the foreign flagged vessel.

The income tax (expense)/ benefit reflected in the Company’s consolidated financial statements for the years ended December 31, 2020, 2019, and 2018 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA and Corporacion Navios Granos S.A. (“CNGSA”) are located in a tax free zone and are not liable to income tax. Navios Logistics’ current port operations in Uruguay are exempted from income taxes.

As a result of the tax reform voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, the corporate income tax rate has decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and will further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year, local companies in Argentina had to calculate an assets tax (Minimum Presumed Income Tax) by applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). Following the tax reform voted by the Argentinean Parliament in December 2017, and the subsequent resolution in-force since May 2018, this tax does not longer apply as of the fiscal year 2019.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2020 (2.0% for 2019 and 3.0% for 2018, respectively).

Until the fiscal year ended December 31, 2019, there were two possible options to determine the income tax liability of Paraguayan subsidiaries. Under the first option, income tax liabilities for the current and prior periods were measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10.0% on the fiscal profit and loss. 50.0% of revenues derived from international freights were considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, with destination Paraguay. Alternatively, only 30.0% of revenues derived from international freights carried between other countries with destination Paraguay were considered Paraguayan sourced. Companies whose operations were considered international freights could choose to pay income taxes on their revenues at an effective tax rate of 1.0% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, were neither deducted nor carried forward.

As per the tax reform in Paraguay that is in force since January 1, 2020 (Law 6,380 from September 25, 2019 confirmed by Decree 3182 from December 30, 2019), there are still two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. The 100% of revenues derived from freights carried between other countries with destination Paraguay are considered Paraguayan sourced, and therefore taxed. The tax reform also states that any fiscal losses generated as of the fiscal year starting January 1, 2020, will be carried forward for up to five years, with the possibility to deduct each year the 20% from future years fiscal years taxable income. Companies whose operations are considered international freights can alternatively choose to pay income taxes on their revenues at an effective tax rate of 3% of such revenues, without considering any other kind of adjustments. Once the methodology is chosen, the Paraguayan companies have to keep it for at least five years.

The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2020.

The Company’s deferred taxes as of December 31, 2020 and 2019, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics.

As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2019 and onwards. Argentinean companies have open tax years ranging from 2014 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2016 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

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

Interest Rate Risk:

Debt Instruments — On December 31, 2020 and 2019, Navios Holdings had a total of $1,612.7 million and $1,581.8 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated. The 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $50.0 million NSM Loan, the 2025 Logistics Senior Notes, and two Navios Logistics’ loans bear interest at a fixed rate; the balance of Navios Holdings’ debt bears interest at a floating rate as discussed in “Item 5.B Liquidity and Capital Resources”.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of December 31, 2020, the outstanding amount of the Company’s floating rate loan facilities was $181.9 million. A change in the LIBOR rate of 100 basis points would increase interest expense for the year ended December 31, 2020, by $2.6 million. The interest rate on the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $50.0 million NSM Loan, the 2025 Logistics Senior Notes, and two Navios Logistics’ loans are fixed and, therefore, changes in interest rates affect their fair value, which as of December 31, 2020 was $1,194.9 million, but do not affect their related interest expense.

For a detailed discussion of Navios Holdings’ debt instruments refer to section “Long-Term Debt Obligations and Credit Arrangements” included in Item 5.B. of this Annual Report.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on the Company’s Series G and Series H preferred shares. On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%. As of the date of this Annual Report, the Company has reached 13 quarterly dividend payments in arrears relating to its Series G and Series H preferred shares.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

A. Disclosure Controls and Procedures

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation, pursuant to Rule 13a-15 (e) promulgated under the Exchange Act, of the effectiveness of our disclosure controls and procedures as of December 31, 2020. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures were effective as of December 31, 2020.

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

Navios Holdings’ management assessed the effectiveness of Navios Holdings’ internal control over financial reporting as of December 31, 2020. In making this assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control — Integrated Framework (2013). Based on its assessment, management concluded that, as of December 31, 2020, Navios Holdings’ internal control over financial reporting is effective based on those criteria.

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

Item 16C. Principal Accountant Fees and Services

Audit Fees

Our principal accountants for fiscal years 2020 and 2019 were PricewaterhouseCoopers S.A. The audit fees for the audit of the years ended December 31, 2020 and 2019 were $1.5 million and $1.6 million, respectively.

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

All audit services and other services provided by PricewaterhouseCoopers S.A. were pre-approved by the Audit Committee.

Audit-Related Fees

There were no audit-related fees billed in 2020 and 2019.

Tax Fees

There were no tax fees billed in 2020 and 2019.

All Other Fees

There were no other fees billed in 2020 and 2019.

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

Item 16H.	Mine Safety disclosures

Not applicable.

PART III

Item 17.	Financial Statements

See Item 18.

Item 18.	Financial Statements

The financial information required by this Item is set forth on pages F-1 to F-74 and are filed as part of this annual report.

Item 19. Exhibits

1.1	Amended and Restated Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

1.2	Amended and Restated Bylaws of Navios Maritime Holdings Inc.

1.3	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit99.1 to the Registrant’s Form 6-K, filed on January 17, 2007).

1.4	Articles of Amendment of Articles of Incorporation of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 1.1 to the Registrant’s Form 6-K, filed on December 28, 2018).

2.1	Specimen Unit Certificate (Incorporated by reference to Exhibit 4.1 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.2	Specimen Common Stock Certificate. (Incorporated by reference to Exhibit 4.2 to the Registrant’s Registration Statement on Form F-1 (File No. 333-129382)).

2.3	Certificate of Designations of Rights, Preferences and Privileges of Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 6, 2008).

2.4	Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on July 7, 2009).

2.5	Certificate of Designation, Preferences and Rights of Series B Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 22, 2009).

2.6	Certificate of Designation, Preferences and Rights of Series C Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on September 24, 2009).

2.7	Certificate of Designation, Preferences and Rights of Series D Convertible Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.1 to the Registrant’s Form 6-K, filed on February 4, 2010).

2.8	Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November29, 2013, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on December 13, 2013).

2.8.1	First Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of February20, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on March 3, 2014).

2.8.2	Second Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of June 24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 23, 2014).

2.8.3	Third Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October24, 2014 (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on December 8, 2014).

2.8.4	Fourth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October24, 2014 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on February 25, 2016).

2.8.5	Fifth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 17, 2017 (Incorporated by reference to Exhibit 10.5 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.8.6	Sixth Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.6 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.8.7	Seventh Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.7 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.8.8	Eleventh Supplemental Indenture relating to the 7.375% First Priority Ship Mortgage Notes due 2022, dated as of November 17, 2020 (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on November 17, 2020).

2.9	Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November21, 2017, among Navios Maritime Holdings Inc., Navios Logistics Finance II (US) Inc., the guarantors party thereto, and Wells Fargo Bank, National Association, as trustee and collateral trustee (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on November 21, 2017).

2.9.1	First Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of March 12, 2018 (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.9.2	Second Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October 31, 2018 (Incorporated by reference to Exhibit 10.4 to the Registrant’s Form 6-K, filed on December 20, 2018).

2.9.3	Sixth Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of October 1, 2020 (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed on October 1, 2020).

2.9.4	Consent Agreement relating to the 11.25% Senior Secured Notes due 2022, dated October 1, 2020, among Navios Maritime Holdings Inc., Navios Maritime Finance II (US) Inc. and the Consenting Noteholders (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on October 1, 2020).

2.9.5	Seventh Supplemental Indenture relating to the 11.25% Senior Secured Notes due 2022, dated as of November 17, 2020, (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on November 17, 2020).

2.10	Indenture relating to the 9.75% Senior Notes due 2024, dated as of March 1, 2019, among Navios Maritime Holdings Inc., the issuer party thereto, and Wilmington Trust, National Association, as trustee (Incorporated by reference to Exhibit 4.43 to the Registrant’s Form 10-K, filed on April 21, 2020).

2.10.1	First Supplemental Indenture relating to the 9.75% Senior Notes due 2024, dated as of April 18, 2019 (Incorporated by reference to Exhibit 4.44 to the Registrant’s Form 10-K, filed on April 21, 2020).

2.11	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the holders from time to time of the American Depositary Shares described therein, relating to the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 99.(a) to the Registrant’s Registration Statement on Form F-6, filed on March 26, 2021).

2.12	Certificate of Designation of 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.13	Form of American Depositary Receipt representing the American Depositary Shares (Incorporated by reference to Exhibit A to Exhibit 4.1 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.14	Form of Certificate representing the 8.75% Series G Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on January 24, 2014).

2.15	Form of Amended and Restated Deposit Agreement, by and among Navios Maritime Holdings Inc., Citibank, N.A., and the holders from time to time of the American Depositary Shares described therein, relating to the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 99.(a) to the Registrant’s Registration Statement on Form F-6, filed on March 26, 2021).

2.16	Certificate of Designation of 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock of Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 3.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.17	Form of Certificate representing the 8.625% Series H Cumulative Redeemable Perpetual Preferred Stock (Incorporated by reference to Exhibit 4.3 to the Registrant’s Registration Statement on Form 8-A (File No. 001-33311), filed on July 7, 2014).

2.18	Stockholders Rights Agreement dated as of February19, 2019 by and between Navios Maritime Holdings Inc. and Continental Stock Transfer& Trust Company (Incorporated by reference to Exhibit 10.2 to the Registrant’s Registration Statement on Form 8-A (File No.001-33311), filed on February 19, 2019).

2.19	Description of the rights of each class of securities registered under Section 12 of the Exchange Act.

4.1	Amendment to Omnibus Agreement, dated June 29, 2009, by and among Navios Maritime Holdings Inc., Navios GP L.L.C., Navios Maritime Operating L.L.C. and Navios Maritime Partners L.P. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 7, 2009).

4.2	Administrative Services Agreement, dated April 12, 2011, between Navios South American Logistics Inc. and Navios Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on May 25, 2011).

4.3	Management Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc and Navios Shipmanagements Inc (Incorporated by reference to Exhibit 99.2 to the Registrant’s Form 6-K, filed September 4, 2019).

4.4	Administrative Services Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Inc. (Incorporated by reference to Exhibit 99.3 to the Registrant’s Form 6-K, filed September 4, 2019).

4.5	Shareholders’ Agreement, dated as of June 17, 2010, between Navios South American Logistics Inc., Navios Corporation and Grandall Investment S.A (Incorporated by reference to Exhibit 4.1 to Navios South American Logistics Inc.’s Registration Statement on Form F-4 (Registration No. 333-179250), filed on January 31, 2012).

4.6	Shareholders’ Agreement, dated as of November 19, 2019, between Navios South American Logistics Inc., Navios Maritime Holdings Inc. and Peers Business S.A (Incorporated by reference to Exhibit 4.45 to the Registrant’s Form 10-K, filed on April 21, 2020).

4.7	Facility Agreement No. 242 in respect of a loan up to $23.0 million, dated August 19, 2011, between Solange Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on August 25, 2011).

4.8	Facility agreement in respect of a loan of up to $23.0 million, dated December 29, 2011, between Mandora Shipping Ltd. and Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 26, 2012).

4.9	Facility agreement for a $42.0 million term loan facility, dated March 23, 2012, by and between Astra Maritime Corporation, Serenity Shipping Enterprises Inc., DVB Bank SE, Credit Agricole Corporate and Investment Bank (formerly Emporiki Bank of Greece S.A.) and Norddeutsche Landesbank Girozentrale (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on April 6, 2012).

4.10	Facility Agreement for a $40.0 million term loan facility, dated September 19, 2013, between Kleimar NV and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on October 8, 2013).

4.11	Facility Agreement relating to a facility of up to $18,253,968.25, dated December 21, 2017, between Kleimar NV. and DVB Bank SE (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on January 17, 2018).

4.12	Loan Agreement in respect of a loan of up to $31.0 million, dated November 6, 2014, between Lavender Shipping Corporation and Alpha Bank A.E. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 8, 2014).

4.13	Loan Agreement for a Loan of up to $16.125 million, dated as of November 3, 2016, by and between Nostos Shipmanagement Corp. and Alpha Bank A.E (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 1, 2016).

4.14	Facility Agreement dated May 23, 2017 for a loan facility of up to $15.3 million, between Red Rose Shipping Corp. and HSH Nordbank AG (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on December 20, 2018).

4.15	Secured Loan Agreement, dated August 29, 2019, by and between Navios Maritime Holdings Inc, as borrower and Navios Shipmanagement Holdings Corporation, as lender (Incorporated by reference to Exhibit 99.5 to the Registrant’s Form 6-K, filed September 4, 2019).

4.16	Facility Agreement in respect of a loan up to $50.0 million, dated April 25, 2019, between Navios Maritime Holdings Inc. and Navios South American Logistics Inc. (Incorporated by reference to Exhibit 4.38 to the Registrant’s Form 10-K, filed on April 21, 2020).

4.16.1	Supplemental Agreement in relation to the Facility Agreement dated December 2, 2019 for a loan facility of up to $50.0 million dated April 25, 2019 among Navios Maritime Holdings Inc. and Navios South American Logistics Inc. (Incorporated by reference to Exhibit 4.39 to the Registrant’s Form 10-K, filed on April 21, 2020).

4.17	Loan Agreement for a Loan of up to $50.0 million, dated as of June 3, 2020, by and between Navios Maritime Holdings Inc. and Navios Shipmanagement Holdings Corporation. (Incorporated by reference to Exhibit 4.46 to the Registrant’s Form 6-K, filed on June 12, 2020).

4.18	Second Amendment to the Navios Maritime Holdings Inc. 2015 Equity Incentive Plan (Incorporated by reference to Exhibit 99.1 to the Registrant’s Form 6-K, filed on December 4, 2018).

4.19	Purchase Agreement, dated August 30, 2019, by and among N Shipmanagement Acquisition Corp, Alegria Shiptrade Co., Olympos Maritime Ltd, Navios Maritime Holdings Inc. and Navios GP L.L.C. (Incorporated by reference to Exhibit 99.6 to the Registrant’s Form 6-K, filed September 4, 2019).

4.20	Bareboat Carter and Memorandum of Agreement, dated November 27, 2019, among Anchor Trans Inc., and Vernazza Shiptrade Inc, being a wholly owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Dream Canary (Incorporated by reference to Exhibit 4.40 to the Registrant’s Form 10-K, filed on April 21, 2020).

4.21	Bareboat Charter and Memorandum of Agreement, dated February 13, 2020, between Lua Line S.A. and Okino Kaiun Co. and Roselite Shipping Corporation, being a wholly owned subsidiary of Navios Maritime Holdings Inc., providing for the sale and leaseback of Navios Corali (Incorporated by reference to Exhibit 4.41 to the Registrant’s Form 10-K, filed on April 21, 2020).

4.22	Amendment agreement, dated as of April 24, 2020, by and between Navios Maritime Holdings Inc. and Navios South American Logistics Inc. (Incorporated by reference to Exhibit 10.1 to the Registrant’s Form 6-K, filed on July 10, 2020).

4.23	Deed of Assignment and Assumption, dated as of June 24, 2020, by and among Navios Logistics, Grimaud Ventures S.A., and Anemos Maritime Holdings Inc. (Incorporated by reference to Exhibit 10.2 to the Registrant’s Form 6-K, filed on July 10, 2020).

4.24	Amendment agreement dated as of June 25, 2020, by and between Navios Maritime Holdings Inc. and Grimaud Ventures S.A. (Incorporated by reference to Exhibit 10.3 to the Registrant’s Form 6-K, filed on July 10, 2020).

8.1	List of subsidiaries.

12.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act.

13.1	Certification of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act.

15.1	Consent of PricewaterhouseCoopers S.A.

101	The following materials from the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2020, formatted in eXtensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets at December 31, 2020 and 2019; (ii) Consolidated Statements of Comprehensive (Loss)/Income for each of the years ended December 31, 2020, 2019 and 2018; (iii) Consolidated Statements of Cash Flows for each of the years ended December 31, 2020, 2019 and 2018; (iv) Consolidated Statements of Changes in Equity for each of the years ended December 31, 2020, 2019 and 2018; and (v) the Notes to Consolidated Financial Statements.

SIGNATURE

Navios Maritime Holdings Inc. hereby certifies that it meets all of the requirements for filing its Annual Report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Navios Maritime Holdings Inc.

By:	/s/ Angeliki Frangou
Name: Angeliki Frangou
Title: Chairman and Chief Executive Officer

Date: April 29, 2021

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Navios Maritime Holdings Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Navios Maritime Holdings Inc. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated statements of comprehensive (loss)/income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company has negative working capital and significant amounts of outstanding debt maturing in September 2021 and January 2022 that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. This matter is also described in the “Critical Audit Matters” section of our report.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting, appearing under Item 15B. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern assessment

As described above and in Note 2 to the consolidated financial statements, the Company prepared its consolidated financial statements on a going concern basis. The Company has negative working capital primarily related to the classification as current of the Company’s $305.0 million of 11.25% Senior Secured Notes (the “2022 Senior Secured Notes”) and balloon payments. Under the terms of the 2022 Senior Secured Notes, the Company has an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of the Company’s 7.375% First Priority Ship Mortgage Notes (the “2022 Notes”) are met. In October 2020, the Company entered into a supplemental indenture which, among other things, eliminates the Company’s obligation to make a springing maturity offer subject to the occurrence of a Qualified IPO (as defined in the supplemental indenture) of Navios South American Logistics Inc. (“Navios Logistics”). Furthermore, the Company had $476.8 million of 2022 Notes outstanding as of December 31, 2020 maturing in January 2022. Although the Company is currently attempting to address these upcoming maturities and create additional liquidity to fund working capital requirements through a Qualified IPO of Navios Logistics, the sale of assets and refinancing plans, there can be no assurance it will be successful in such attempts or that any such attempts will be consummated on terms satisfactory to the Company, or at all. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern for the 12 month period from the date of issuance of the consolidated financial statements. In the meantime, the Company’s internal forecasts and projections indicate that the Company will generate sufficient cash to make the required principal and interest payments on its borrowings (excluding the above upcoming maturities) and provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of these consolidated financial statements.

The principal considerations for our determination that performing procedures relating to the going concern assessment is a critical audit matter are (i) the significant judgment by management to estimate the outcome of the occurrence of a Qualified IPO of Navios Logistics and the internal forecasts and projections used in the Company’s going concern analysis; and (ii) a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the outcome of the occurrence of a Qualified IPO of Navios Logistics and the internal forecasts and projections.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s going concern assessment. These procedures also included, among others, (i) evaluating the appropriateness of the significant assumptions that impact cash flows in management’s going concern assessment which include assumptions relating to the occurrence of a Qualified IPO of Navios Logistics and the internal forecasts and projections; (ii) testing the completeness, accuracy and relevance of underlying data used in the analysis; and (iii) assessing the adequacy of the Company’s going concern disclosures included in Note 2 to the consolidated financial statements. Evaluating management’s assumptions relating to the occurrence of a Qualified IPO of Navios Logistics involved evaluating whether the assumptions used by management were reasonable considering (i) inspection of the relevant documents in relation with a Qualified IPO of Navios Logistics; and (ii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Evaluating management’s assumptions related to the internal forecasts and projections involved evaluating whether the assumptions used by management were reasonable considering (i) current and past performance of the Company; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit.

Impairment assessment of long lived assets—Dry bulk vessel operations

As disclosed in Notes 2 and 7 to the consolidated financial statements, the carrying value of the Company’s dry bulk vessel operations was approximately $627.6 million, net of current year impairment loss of $84.5 million as of December 31, 2020. Management reviews periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. If any such indication exists, management determines the undiscounted projected net operating cash flows for each vessel and compares it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any related to the vessel (step one impairment test). The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis includes determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, management fees for vessel operating expenses fixed until 2021 and thereafter assuming an annual increase of 3.0% every second year and a utilization rate of 99.3% based on the fleet’s historical performance. Where the undiscounted projected net operating cash flows do not exceed the carrying value of an asset group, management proceeds to perform step two of the impairment assessment. Measurement of an impairment loss in step two is determined as the difference between the carrying value and the fair value. Management’s assessment concluded that the step two of the impairment analysis was required for two dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. In step two of the impairment assessment, management determines the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations performed on an individual vessel basis. The significant factors and assumptions used by management in determining fair value of vessels includes those in developing the projected net operating cash flows over the remaining economic life of each vessel and the discount rate.

The principal considerations for our determination that performing procedures relating to the impairment assessment of long lived assets—dry bulk vessel operations is a critical audit matter are (i) the significant judgment by management to determine the projected net operating cash flows over the remaining economic life of each vessel and the discount rate; (ii) a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the estimated daily time charter equivalent for the unfixed days and the discount rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s vessel impairment assessment. These procedures also included, among others, (i) evaluating the appropriateness of the use of discounted cash flow analysis and third-party valuations utilized by management; (ii) testing management’s process for estimating the undiscounted value of the Company’s vessels; (iii) testing management’s process for determining the fair value of the vessels; (iv) testing the completeness, accuracy and relevance of underlying data used in the analysis; and (v) evaluating the significant assumptions used by management related to the estimated daily time charter equivalent for the unfixed days and the discount rate. Evaluating management’s assumption related to the estimated daily time charter equivalent for the unfixed days involved evaluating whether the assumptions used by management were reasonable considering (i) the historical average time charter rates of the vessels; and (ii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s cash flow models, evaluating the reasonableness of the estimated daily time charter equivalent for the unfixed days used in the model and developing an independent estimate of the discount rate.

Impairment assessment of operating lease assets in the dry bulk vessel operations

As disclosed in Notes 2 and 15 to the consolidated financial statements, the carrying value of the Company’s operating lease assets in the dry bulk vessel operations was approximately $219.6 million as of December 31, 2020, net of current year impairment loss of $1.4 million. The Company’s operating lease assets are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Management determines the undiscounted projected net operating cash flows for each asset group and compares it to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest (asset group). The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis includes determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat chartered-in vessels), management fees for vessel operating expenses in accordance with the terms of management agreement (assuming an annual increase of 3.0% every second year for the bareboat chartered-in vessels). Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment. Management’s assessment concluded that step two of the impairment analysis was required for two asset groups, which involves a discounted cash flow analysis using various assumptions including the Company’s weighted average cost of capital (“WACC”). The WACC is based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. Management recorded an impairment loss as the difference between the fair value of the operating lease asset and its carrying value.

The principal considerations for our determination that performing procedures relating to the impairment assessment of operating lease assets in the dry bulk vessel operations is a critical audit matter are (i) the significant judgment by management when developing the undiscounted cash flows and determining the fair value of each asset group; (ii) a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the estimated daily time charter equivalent for the unfixed days and the WACC; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment of operating lease assets in the dry bulk vessel operations. These procedures also included, among others, (i) evaluating the appropriateness of the discounted cash flow analysis utilized by management; (ii) testing management’s process for estimating the undiscounted value of the charter-in vessels; (iii) testing management’s process for determining the fair value of the charter-in vessels; (iv) testing the completeness, accuracy and relevance of underlying data used in the impairment analyses; and (v) evaluating the significant assumptions used by management related to the estimated daily time charter equivalent for the unfixed days and the WACC. Evaluating management’s assumption related to the estimated daily time charter equivalent for the unfixed days involved evaluating whether the assumptions used by management were reasonable considering (i) the historical average time charter rates of the charter-in vessels; and (ii) whether the assumption was consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s cash flow models, evaluating the reasonableness of the estimated daily time charter equivalent for the unfixed days used in the analysis and developing an independent estimate of the WACC.

Goodwill impairment assessment in the dry bulk vessel operations

As disclosed in Notes 2 and 19 to the consolidated financial statements, the carrying amount of the Company’s goodwill is approximately $160.3 million as of December 31, 2020 which includes $56.2 million allocated to the dry bulk vessel operations and $104.1 million allocated to the logistics business. Goodwill is tested for impairment at the reporting unit level at least annually. Management compares the aggregate fair value of the reporting unit to its carrying amount, including goodwill. Goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value. Management determines the fair value of a reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples). The significant factors and assumptions used by management in its discounted cash flow analysis for the dry bulk vessel operations includes

EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows are determined by considering the charter revenues from existing time charters for the fixed fleet days (the remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates). The WACC is based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimates the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, management utilizes the results of the valuations and considers the range of fair values determined under all methods which indicates that the fair value exceeds the carrying amount.

The principal considerations for our determination that performing procedures relating to goodwill impairment assessment in the dry bulk vessel operations is a critical audit matter are (i) the significant judgment by management when developing the fair value of the reporting units; (ii) a high degree of auditor judgment, subjectivity and audit effort in performing procedures and evaluating management’s significant assumptions related to the estimated daily time charter equivalent for the unfixed days and the WACC; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s goodwill impairment assessment in the dry bulk vessel operations, including controls over the fair value estimate of the reporting unit. These procedures also included, among others, (i) evaluating the appropriateness of the discounted cash flows and market approach utilized by management; (ii) testing management’s process for determining the fair value of the reporting unit, (iii) testing the completeness, accuracy and relevance of underlying data used in the models; and (iv) evaluating the significant assumptions used by management related to the estimated daily time charter equivalent for the unfixed days and the WACC. Evaluating management’s assumptions related to the fair value of the reporting unit involved evaluating whether the assumptions used by management were reasonable considering (i) the historical average time charter rates of the vessels; (ii) the current and past performance of the reporting unit; (iii) the consistency with external market and industry data; and (iv) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating the appropriateness of management’s discounted cash flow and market approach models, evaluating the reasonableness of the estimated daily time charter equivalent for the unfixed days used in the discounted cash flow model and developing an independent estimate of the discount rate.

/s/ PricewaterhouseCoopers S.A.

Athens, Greece

April 29, 2021

We have served as the Company’s (or its predecessor) auditor since 2002.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	December 31, 2020	December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	4, 12	$94,881	$77,991
Restricted cash	4, 11, 12	16,303	736
Accounts receivable, net	5	54,328	51,932
Due from affiliate companies	16	243	14,614
Inventories		14,121	10,489
Prepaid expenses and other current assets	6	14,981	12,239

Total current assets		194,857	168,001

Vessels, port terminals and other fixed assets, net	7	1,139,539	1,276,514
Deferred dry dock and special survey costs, net		31,180	26,599
Long-term receivable from affiliate companies	16	—	5,328
Loan receivable from affiliate companies	12, 16	—	24,495
Investments in affiliate companies	9	56,988	64,352
Other long-term assets	9, 12, 14	61,900	49,071
Operating lease assets	15	227,962	264,005
Intangible assets other than goodwill	8	98,563	104,154
Goodwill	2, 19	160,336	160,336

Total non-current assets		1,776,468	1,974,854

Total assets		$1,971,325	$2,142,855

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$29,185	$21,673
Accrued expenses and other liabilities	8, 10, 16	72,535	51,180
Deferred income and cash received in advance	16	8,342	8,854
Operating lease liabilities, current portion	15	81,415	87,103
Due to affiliate companies	16	27,114	6,353
Current portion of loans payable to affiliate companies	11,12,16	26,595	24,715
Current portion of long-term debt, net	11, 12	48,219	25,395
Senior and ship mortgage notes, net	11, 12	299,377	—

Total current liabilities		592,782	225,273

Senior and ship mortgage notes, net	11, 12	964,189	1,170,679
Long-term debt, net of current portion	11, 12	143,417	236,635
Loans payable to affiliate companies, net of current portion	11, 12, 16	102,632	105,823
Other long-term liabilities and deferred income	16	660	5,958
Operating lease liabilities, net of current portion	15	193,351	226,329
Long-term payable to affiliate companies	16	—	5,000
Deferred tax liability	21	8,577	8,133

Total non-current liabilities		1,412,826	1,758,557

Total liabilities		2,005,608	1,983,830

Commitments and contingencies	14	—	—
Stockholders’ equity
Preferred Stock — $0.0001 par value, authorized 1,000,000 shares, 23,032 and 23,242 issued and outstanding as of December 31, 2020 and 2019, respectively.	17	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 15,881,147 and 13,360,356 issued and outstanding as of December 31, 2020 and 2019, respectively.	17	1	1
Additional paid-in capital		643,033	641,765
Accumulated deficit		(784,592)	(597,916)

Total Navios Holdings stockholders’ (deficit)/ equity		(141,558)	43,850

Noncontrolling interest		107,275	115,175

Total stockholders’ (deficit)/ equity		(34,283)	159,025

Total liabilities and stockholders’ equity		$1,971,325	$2,142,855

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS)/INCOME

(Expressed in thousands of U.S. dollars — except share and per share)

	Notes	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
Revenue	19	$416,718	$482,449	$505,686
Administrative fee revenue from affiliate companies	16, 19	—	16,991	28,393
Time charter, voyage and logistics business expenses	16	(166,589)	(177,216)	(205,787)
Direct vessel expenses	16	(104,755)	(101,467)	(96,261)
General and administrative expenses incurred on behalf of affiliate companies	16	—	(16,991)	(28,393)
General and administrative expenses	16	(33,702)	(36,194)	(26,640)
Depreciation and amortization	7, 8, 19	(71,015)	(81,723)	(99,779)
Allowance for credit losses	5	(541)	(999)	(575)
Interest income	16, 19	257	10,662	8,748
Interest expense and finance cost	18, 19	(136,559)	(133,479)	(137,916)
Impairment loss/ loss on sale of vessels, net	7, 15	(88,367)	(156,106)	(200,657)
Gain on bond and debt extinguishment, net	11	7,047	47,430	6,464
Gain on sale of assets	7	—	—	28
Gain on sale of business	3	—	9,802	—
(Loss on loss of control)/Bargain gain upon obtaining control	3	—	(61,741)	58,313
Other income	16, 22	6,303	44,750	14,500
Other expense	9, 22	(8,007)	(15,842)	(13,290)
Impairment of loan receivable from affiliate company	9	(6,050)	—	—

Loss before equity in net losses of affiliate companies		$(185,260)	$(169,674)	$(187,166)

Equity in net losses of affiliate companies	9, 16, 19	(1,293)	(9,185)	(80,205)

Loss before taxes		$(186,553)	$(178,859)	$(267,371)

Income tax (expense)/benefit	21	(2,052)	(1,475)	1,108

Net loss from continuing operations		$(188,605)	$(180,334)	$(266,263)

Net (loss)/income from discontinued operations		—	(4,118)	752

Net loss		$(188,605)	$(184,452)	$(265,511)

Less: Net income attributable to the noncontrolling interest		(4,356)	(7,658)	(3,207)

Net loss attributable to Navios Holdings common stockholders		$(192,961)	$(192,110)	$(268,718)

Loss attributable to Navios Holdings common stockholders, basic and diluted from continuing operations		$(197,939)	$(149,490)	$(279,711)

(Loss)/Income attributable to Navios Holdings common stockholders, basic and diluted from discontinued operations		$—	$(4,118)	$752

Loss attributable to Navios Holdings common stockholders, basic and diluted	20	$(197,939)	$(153,608)	$(278,959)

Basic and diluted loss per share attributable to Navios Holdings common stockholders from continuing operations		(15.35)	(12.10)	(23.39)

Basic and diluted (loss)/earnings per share attributable to Navios Holdings common stockholders from discontinued operations		—	(0.33)	0.06

Basic and diluted loss per share attributable to Navios Holdings common stockholders		$(15.35)	$(12.43)	$(23.33)

Weighted average number of shares, basic and diluted	20	12,896,568	12,356,024	11,958,959

Other comprehensive income/(loss)
Other comprehensive income/(loss)		—	—	—

Total other comprehensive income		$—	$—	$—

Total comprehensive loss		(188,605)	(184,452)	(265,511)
Comprehensive income attributable to noncontrolling interest		$(4,356)	$(7,658)	$(3,207)

Total comprehensive loss attributable to Navios Holdings common stockholders		$(192,961)	$(192,110)	$(268,718)

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars )

	Notes	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
OPERATING ACTIVITIES:
Net loss		$(188,605)	$(184,452)	$(265,511)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	7, 8	71,015	104,581	102,839
Amortization and write-off of deferred financing costs	18	7,863	8,242	7,880
Amortization of deferred drydock and special survey costs		10,255	11,714	13,828
Allowance for credit losses	5	541	999	575
Stock-based compensation expenses	13	1,268	2,885	4,556
Gain on bond and debt extinguishment, net	11	(7,047)	(47,430)	(6,464)
Income tax expense/(benefit)	21	2,052	1,475	(1,108)
Equity in net losses of affiliate companies, net of dividends received	9, 16	2,709	13,722	84,317
Loss on loss of control/(Bargain gain upon obtaining control)	3	—	61,741	(58,313)
Gain on sale of business/assets	3, 7	—	(9,802)	(894)
Impairment of loan receivable from affiliate company	9	6,050	—	—
Impairment loss/ loss on sale of vessels, net	7, 15	88,367	156,106	200,657
Changes in operating assets and liabilities:
(Increase)/decrease in accounts receivable		(2,992)	5,425	6,575
(Increase)/decrease in inventories		(3,641)	12,606	2,672
Increase in prepaid expenses and other assets		(5,505)	(10,753)	(19,171)
Decrease/(increase) in due from affiliate companies		18,895	(1,029)	(15,708)
Increase/(decrease) in accounts payable		7,763	47,491	(3,023)
Increase/(decrease) in accrued expenses and other liabilities		18,469	(15,855)	20,569
Decrease in operating lease liabilities, net		(3,985)	(3,078)	—
Increase/(decrease) in due to affiliate companies		18,626	(32,081)	(3,031)
Increase/(decrease) in deferred income and cash received in advance		648	(2,323)	(1,535)
Decrease in other long-term liabilities and deferred income		(173)	(966)	(6,318)
Payments for drydock and special survey costs		(17,362)	(23,106)	(7,755)

Net cash provided by operating activities		$25,211	$96,112	$55,637

INVESTING ACTIVITIES:
Proceeds from sale of business	3	—	3,000	—
(Impact to cash from deconsolidation/sale of business)/ Cash acquired upon obtaining control	3	—	(21,439)	24,400
Loan from/(to) affiliate companies	16	18,629	8,000	(12,875)
Dividends from affiliate companies	9	5,838	4,379	5,838
Deposits for vessels, port terminals and other fixed assets	7	(5,153)	(4,504)	(12,572)
Proceeds from lease receivable		189	150	233
Proceeds from sale of asset	7	83,445	48,830	102,217
Acquisition of investments in affiliate companies	9	—	(8)	(6,305)
Acquisition of/additions to vessels	7	(96,969)	(74,294)	(46,395)
Purchase of property, equipment and other fixed assets	7	(3,288)	(5,166)	(11,444)
Deposit for option to acquire vessels	14	(2,099)	(15,415)	(15,234)

Net cash provided by/(used in) investing activities		$592	$(56,467)	$27,863

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars )

	Notes	Year Ended December 31, 2020	Year Ended December 31, 2019	Year Ended December 31, 2018
FINANCING ACTIVITIES:
Repurchase of preferred stock	17	$—	$(10,228)	$—
Issuance of capital surplus		—	(3)	—
Repayment of loans payable to affiliate companies	16	(50,000)	(13,420)	—
Proceeds from loans payable to affiliate companies	16	50,000	—	—
Proceeds from long-term loans	11	81,625	129,022	56,919
Proceeds from issuance of senior notes, net of deferred financing costs	11	487,504	—	—
Repayment of long-term debt and payment of principal	11	(164,638)	(146,887)	(94,298)
Repayment/repurchase of senior notes	11	(384,443)	(68,325)	(28,796)
Debt issuance costs		(1,138)	(1,851)	(740)
Acquisition of treasury stock	17	—	—	(1)
Dividends paid to noncontrolling shareholders		(12,256)	—	—

Net cash provided by/(used in) financing activities		$6,654	$(111,692)	$(66,916)

Increase/(decrease) in cash and cash equivalents and restricted cash		32,457	(72,047)	16,584

Cash and cash equivalents and restricted cash, beginning of year		78,727	150,774	134,190

Cash and cash equivalents and restricted cash, end of year		$111,184	$78,727	$150,774

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$110,454	$135,693	$121,902
Cash paid for income taxes		$186	$298	$485
Non-cash investing and financing activities
Acquisition of/additions to vessels	7	$(986)	—	—
Sale of vessels	7	$4,378	—	—
Proceeds from seller’s credit agreement for the construction of six liquid barges	11	$11,229	—	—
Accrued interest income on loan receivable from affiliate company	16	$—	$(2,948)	$(3,103)
Accrued interest expense payable to affiliate company	11,16	$—	$1,173	$1,071
Acquisition of vessels, port terminals and other fixed assets	7	$—	$—	$(1,662)
Issuance of senior secured notes in exchange of preferred stock	17	$—	$8,626	$—
Loans payable to affiliate companies	16	$—	$141,795	$—
Transfers from deposits for vessels, port terminals and other fixed assets	7	$—	$—	$49,421
Transfers to other long-term assets		$—	$—	$(26)
Discontinued operations
Net cash provided by/(used in) operating activities of discontinued operations		$—	$9,728	$(3,791)
Net cash used in investing activities of discontinued operations		$—	$(54,808)	$(24,763)
Net cash provided by financing activities of discontinued operations		$—	$42,164	$23,045

See notes to consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars — except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income/(Loss)	Total Navios Holdings’ Stockholders’ (Deficit)/Equity	Noncontrolling Interest	Total Stockholders’ (Deficit)/ Equity
Balance December 31, 2017	46,302	$—	12,038,647	$1	$682,116	$(166,021)	$2	$516,098	$101,066	$617,164
Net loss	—	—	—	—	—	(268,720)	—	(268,720)	3,207	(265,513)
Total other comprehensive income	—	—	—	—	—	2	(2)	—	—	—
Cancellation of shares (Note 17)	—	—	(656)	—	(1)	—	—	(1)	—	(1)
Stock-based compensation expenses (Note 17)	—	—	805,423	—	4,556	—	—	4,556	—	4,556
Noncontrolling interest of Navios Containers (Note 3)	—	—	—	—	—	—	—	—	165,474	165,474

Balance December 31, 2018	46,302	$—	12,843,414	$1	$686,671	$(434,739)	$—	$251,933	$269,747	$521,680
Net loss	—	—	—	—	—	(192,110)	—	(192,110)	7,658	(184,452)
Tender offer- redemption of preferred stock (Note 17)	(19,771)	—	—	—	(47,788)	28,933	—	(18,855)	—	(18,855)
Conversion of convertible preferred stock to common stock (Note 17)	(3,289)	—	352,770	—	—	—	—	—	—	—
Issuance of capital surplus	—	—	(1,123)	—	(3)	—	—	(3)	—	(3)
Cancellation of shares (Note 17)	—	—	(3,379)	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	168,674	—	2,885	—	—	2,885	—	2,885
Navios Containers deconsolidation	—	—	—	—	—	—	—	—	(162,230)	(162,230)

Balance December 31, 2019	23,242	$—	13,360,356	$1	$641,765	$(597,916)	$—	$43,850	$115,175	$159,025
Net loss	—	—	—	—	—	(192,961)	—	(192,961)	4,356	(188,605)
Cancellation of shares (Note 17)	—	—	(1,345)	—	—	—	—	—	—	—
Conversion of convertible preferred stock to common stock (Note 17)	(210)	—	22,712	—	—	—	—	—	—	—
Issuance of common stock (Note 17)	—	—	2,414,263	—	—	—	—	—	—	—
Stock-based compensation expenses (Note 17)	—	—	85,161	—	1,268	—	—	1,268	—	1,268
Other adjustments in accumulated deficit	—	—	—	—	—	6,285	—	6,285	—	6,285
Dividends paid to noncontrolling shareholders	—	—	—	—	—	—	—	—	(12,256)	(12,256)

Balance December 31, 2020	23,032	$—	15,881,147	$1	$643,033	$(784,592)	$—	$(141,558)	$107,275	$(34,283)

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

Navios Logistics

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2020, Navios Holdings owned 63.8% of Navios Logistics’ stock.

Navios Containers

Navios Maritime Containers L.P. (“Navios Containers”) (NASDAQ: NMCI) is a growth-oriented international owner and operator of containerships.

On November 30, 2018, Navios Maritime Containers Inc. was converted into a limited partnership named Navios Containers. Upon this conversion, Navios Containers commenced trading its common units on the Nasdaq Global Select Market (or “NASDAQ”) on December 10, 2018. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner. As of that date, as a result of holding the general partner interest, which had the power to govern the financial and operating policies of Navios Containers, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers were consolidated under Navios Holdings. Following the sale of Navios Containers’ general partnership interest effected on August 30, 2019, referred to in Note 3, Navios Holdings lost control and deconsolidated Navios Containers from that date onwards. The results of operations of Navios Containers for the period consolidated under Navios Holdings have been reported as discontinued operations for the periods from January 1, 2019 to August 30, 2019 and from November 30, 2018 to December 31, 2018.

As a result, from August 30, 2019, Navios Containers is not a controlled subsidiary of the Company and the investment in Navios Containers is accounted for under the equity method due to Navios Holdings’ significant influence over Navios Containers.

As of December 31, 2020, Navios Holdings had a 3.9% ownership interest in Navios Containers.

Following the acquisition of Navios Containers by Navios Partners, which was completed on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ. (Refer to Note 9).

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE:NMM) is an international owner and operator of dry cargo vessels and is engaged in seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer and also containerships, chartering its vessels under medium to longer-term charters.

As of December 31, 2020 and following the sale of Navios Partners’ general partnership interest, referred to in Note 3, Navios Holdings had a 17.9% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

On March 31, 2021, Navios Partners completed the acquisition of Navios Containers (Refer to Note 9).

Navios Acquisition

Navios Maritime Acquisition Corporation (“Navios Acquisition”) (NYSE: NNA), is an owner and operator of tanker vessels focusing on the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of December 31, 2020, Navios Holdings owned a 29.5% economic interest in Navios Acquisition.

Navios Europe I

On October 9, 2013, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe Inc. (“Navios Europe I”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively. Navios Europe I was engaged in the marine transportation industry through the ownership of five tanker and five containership vessels. Effective November 2014, Navios Holdings, Navios Acquisition and Navios Partners had voting interests of 50%, 50% and 0%, respectively. Navios Europe I was liquidated in December 2019 (Refer to Note 16).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively and voting interests of 50%, 50% and 0%, respectively. Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulk and seven containership vessels. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. The structure was liquidated in June 2020 (Refer to Note 16).

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation: The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Going concern

The consolidated financial statements have been prepared on a going concern basis.

As of December 31, 2020, Navios Holdings’ current assets totaled $194,857, while current liabilities excluding operating lease liabilities, current portion totaled $511,367, resulting in a negative working capital position of $316,510, primarily related to the classification as current of our $305,000 of 11.25% Senior Secured Notes (the “2022 Senior Secured Notes”) and balloon payments. Under the terms of the 2022 Senior Secured Notes, Navios Holdings has an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of our 7.375% First Priority Ship Mortgage Notes (the “2022 Notes”) are met. In October 2020, Navios Holdings entered into a supplemental indenture (the “Sixth Supplemental Indenture” – see also Note 11) which, among other things, eliminates Navios Holdings’ obligation to make a springing maturity offer subject to the occurrence of a Qualified IPO (as defined in the Sixth Supplemental Indenture) of Navios Logistics. There can be no assurance that a Qualified IPO will occur prior to the springing maturity date, or at all. Furthermore, we had $476,822 of 2022 Notes outstanding as of December 31, 2020 maturing in January 2022.

Although Navios Holdings is currently attempting to address these upcoming maturities and create additional liquidity to fund working capital requirements through a Qualified IPO of Navios Logistics, the sale of assets and refinancing plans, there can be no assurance it will be successful in such attempts or that any such attempts will be consummated on terms satisfactory to us, or at all. Therefore, there is substantial doubt about the Company’s ability to continue as a going concern for the 12-month period from the date of issuance of these consolidated financial statements. In the meantime, Navios Holdings’ internal forecasts and projections indicate that the Company will generate sufficient cash to make the required principal and interest payments on its borrowings (excluding the above upcoming maturities) and provide for the normal working capital requirements of the business for a period of at least 12 months from the date of issuance of these consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Change in accounting principles:

ASU 2016-02 Leases, ASC 842

On January 1, 2019, the Company adopted the requirements of Accounting Standards Update (“ASU”) 2016-02 “Leases” as amended (Accounting Standards Codification (“ASC”) 842 or the “new lease standard”). ASC 842 increases transparency and comparability among organizations by requiring a lessee to record right-of-use assets and related lease liabilities on its balance sheet when it commences an operating lease. The Company adopted ASC 842 using the modified retrospective transition method. Under this method, the cumulative effect of applying the new lease standard is recorded with no restatement of any comparative prior periods presented. As provided by ASC 842, the Company elected to record the required cumulative effect adjustments to the opening balance sheet in the period of adoption rather than in the earliest comparative period presented. As a result, prior periods as reported by the Company have not been impacted by the adoption of ASC 842.

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

Investments in Affiliate Companies: Affiliate companies are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate company at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate company subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate company reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for the issuance of shares by its affiliate companies, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate equals or exceeds its interest in the affiliate, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate company.

Affiliate companies included in the financial statements accounted for under the equity method

In the consolidated financial statements of Navios Holdings, the following entities are included as affiliate companies and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of December 31, 2020 was 17.9%); (ii) Navios Acquisition and its subsidiaries (economic interest as of December 31, 2020 was 29.5%); (iii) Navios Europe I and its subsidiaries (economic interest through liquidation in December 2019 was 47.5%); (iv) Navios Europe II and its subsidiaries (economic interest through liquidation in June 2020 was 47.5%); and (v) Navios Containers and its subsidiaries (ownership interest as of November 30, 2018, date of obtaining control, and from August 30, 2019, date of loss of control was 3.7% and as of December 31, 2020 was 3.9%).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Subsidiaries Included in the Consolidation:

		Ownership	Country of	Statements of Operations
Company Name	Nature	Interest	Incorporation	2020	2019	2018
Navios Maritime Holdings Inc.	Holding Company		Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios South American Logistics Inc.	Sub-Holding Company	63.8%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Containers L.P.	Holding Company	3.7%	Marshall Is.	—	1/1 - 8/29	11/30 - 12/31
Navios Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios International Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 -12/31	1/1 - 12/31
Navimax Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Handybulk Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hestia Shipping Ltd.	Operating Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Anemos Maritime Holdings Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Shipmanagement Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
NAV Holdings Limited	Sub-Holding Company	100%	Malta	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar N.V.	Operating Company/ Vessel Owning Company/ Management Company	100%	Belgium	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kleimar Ltd.	Operating Company	100%	Marshall Is.	—	1/1 – 8/29	1/1 - 12/31
Bulkinvest S.A.	Operating Company	100%	Luxembourg	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Primavera Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ginger Services Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aquis Marine Corp.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Tankers Management Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
Astra Maritime Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Achilles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Apollon Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Herakles Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Hios Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ionian Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Kypros Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Meridian Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mercator Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Arc Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Horizon Shipping Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Magellan Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aegean Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

		Ownership	Country of	Statements of Operations
Company Name	Nature	Interest	Incorporation	2020	2019	2018
Star Maritime Enterprises Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Corsair Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rowboat Marine Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rondine Management Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/30	3/22 - 12/31	—
Vernazza Shiptrade Inc.	Operating Company	100%	Marshall Is.	1/1—12/31	9/25 - 12/31	—
Navios Corporation Management Inc.	Operating Company	100%	Marshall Is.	—	7/4 - 8/29	—
Beaufiks Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Nostos Shipmanagement Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Portorosa Marine Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Shikhar Ventures S.A.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Sizzling Ventures Inc.	Operating Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rheia Associates Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Taharqa Spirit Corp.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rumer Holding Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pharos Navigation S.A.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Pueblo Holdings Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Quena Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Aramis Navigation Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
White Narcissus Marine S.A.	Vessel Owning Company	100%	Panama	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios GP L.L.C.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Red Rose Shipping Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Highbird Management Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Ducale Marine Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Vector Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Faith Marine Ltd.	Vessel Owning Company	100%	Liberia	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Maritime Finance II (US) Inc.	Operating Company	100%	Delaware	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Tulsi Shipmanagement Co.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Cinthara Shipping Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Rawlin Services Company	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mauve International S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Serenity Shipping Enterprises Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Mandora Shipping Ltd	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

		Ownership	Country of	Statements of Operations
Company Name	Nature	Interest	Incorporation	2020	2019	2018
Solange Shipping Ltd.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Diesis Ship Management Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Holdings Europe Finance Inc.	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Navios Asia LLC	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Iris Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Jasmine Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Emery Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 9/30	1/1 - 12/31	1/1 - 12/31
Lavender Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Esmeralda Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 8/30
Triangle Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	—	—	1/1 - 8/30
Roselite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Smaltite Shipping Corporation	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Motiva Trading Ltd.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Alpha Merit Corporation	Sub-Holding Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Thalassa Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/1 - 12/31
Asteroid Shipping S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/12 - 12/31
Cloud Atlas Marine S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	1/15 - 12/31
Heodor Shipping Inc.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	2/13 - 12/31
Navios Maritime Containers GP LLC	Operating Company	100%	Marshall Is.	—	1/1 - 8/29	9/11 - 12/31
Navios Containers Management Inc.	Management Company	100%	Marshall Is.	—	1/1 - 8/29	1/1 - 12/31
Pacifico Navigation Corp.	Vessel Owning Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	11/7 - 12/31
Rider Shipmanagement Inc.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	12/4 - 12/31
Talia Shiptrade S.A.	Operating Company	100%	Marshall Is.	1/1 - 12/31	1/1 - 12/31	10/11 - 12/31
Moonstone Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/30 - 12/31	—	—
Opal Shipping Corporation	Vessel Owning Company	100%	Marshall Is.	6/30 - 12/31	—	—

(c)

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the dates of the financial statements and the reported amounts of revenues and expenses during the reporting periods. On an on-going basis, management evaluates the estimates and judgments, including those related to uncompleted voyages, future drydock dates, the assessment of other-than-temporary impairment related to the carrying value of investments in affiliate companies, the selection of useful lives for tangible and intangible assets, expected future cash flows from long-lived assets and operating lease assets to support impairment tests, impairment test for goodwill, allowance for credit losses necessary for accounts receivables and demurrages, provisions for legal disputes, pension benefits, contingencies and guarantees. Management bases its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The spread of the COVID-19 pandemic, which has been declared a pandemic by the World Health Organization, in 2020, has caused substantial disruptions in the global economy and the shipping industry, as well as significant volatility in the financial markets, the severity and duration of which remains uncertain.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The impact of the COVID-19 pandemic continues to unfold and may continue to have negative effect on our business, financial performance and the results of our operations, including due to decreased demand for global seaborne dry bulk trade and charter rates, the extent of which will depend largely on future developments. As a result, many of our estimates and assumptions required increased judgment and carry a higher degree of variability and volatility. As events continue to evolve and additional information becomes available, our estimates may change in future periods. Actual results could differ from those estimates under different assumptions and/or conditions.

(d)

Cash and Cash Equivalents: Cash and cash equivalents consist of cash on hand, deposits held on call with banks, and other short-term liquid investments with original maturities of three months or less.

(e)

Restricted Cash: As of December 31, 2020 and 2019, restricted cash included $684 and $726, respectively, which related to amounts held in retention accounts in order to service debt and interest payments, as required by certain of Navios Holdings’ credit facilities. Also included in restricted cash as of both December 31, 2020 and 2019 are amounts held as security in the form of letters of guarantee or letters of credit totaling $10. As of December 31, 2020 restricted cash also included an amount of $15,609 concerning the proceeds from the sale of Navios Northern Star and Navios Amitie held as cash collateral in an escrow account, following the vessels’ disposal and release from the 2022 Notes. See also Note 11.

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

(h)

Dry Bulk Vessels, Port Terminals, Tanker Vessels, Barges, Pushboats and Other Fixed Assets, net: Dry bulk vessels, port terminals, tanker vessels, barges, pushboats and other fixed assets acquired as parts of business combinations are recorded at fair value on the date of acquisition, and if acquired as an asset acquisition, are recorded at cost (including transaction costs). Vessels constructed by the company would be stated at historical cost, which consists of the contract price, capitalized interest and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for ballast water treatment system, major improvements and upgrades are capitalized, provided they appreciably extend the life, increase the earnings capability or improve the efficiency or safety of the vessels. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of comprehensive (loss)/income.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Management estimates the useful life of its dry bulk vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective. An increase in the useful life of a vessel or in its residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of a vessel or in its residual value would have the effect of increasing the annual depreciation charge.

(i)

Deposits for Vessels, Port Terminals and Other Fixed Assets: This represents amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of vessels, port terminals and other long-lived fixed assets. Deposits for vessels, port terminals and other fixed assets also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. Capitalized interest for the years ended December 31, 2020, 2019 and 2018 amounted to $986, $1,960 and $2,879, respectively.

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

(k)

Impairment of Long Lived Assets: Vessels, other fixed assets and other long-lived assets held and used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. Navios Holdings’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. Measurement of the impairment loss is determined as the difference between the carrying value and the fair value. Navios Holdings determines the fair value of its assets on the basis of management estimates and assumptions by making use of available market data and taking into consideration third party valuations performed on an individual vessel basis. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the vessel, the unamortized portion of deferred drydock and special survey costs, the unamortized portion of ballast water treatment system and the unamortized portion of other capitalized items, if any related to the vessel or the carrying value of deposits for newbuildings. The loss recognized either on impairment (or on disposition) will reflect the excess of carrying value over fair value (selling price) for the vessel asset group.

During the fourth quarter of fiscal year 2020, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ long-lived assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of long-lived assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each vessel and compared it to the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to the vessel. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and 10-year average historical one-year time charter rates) over the remaining economic life of each vessel, net of brokerage and address commissions excluding days of scheduled off-hires, management fees for vessel operating expenses fixed until 2021 and thereafter assuming an annual increase of 3.0% every second year and a utilization rate of 99.3% based on the fleet’s historical performance.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment. In step two of the impairment assessment, the Company determined the fair value of its vessels through a combination of a discounted cash flow analysis utilizing market participant assumptions from available market data and third-party valuations performed on an individual vessel basis. The significant factors and assumptions used by management in determining fair value of vessels includes those in developing the projected net operating cash flows over the remaining economic life of each vessel and the discount rate.

We have evaluated the impact of current economic situation due to COVID-19 pandemic on the recoverability of the carrying amount of our vessels. As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two of our dry bulk vessels held and used, as the undiscounted projected net operating cash flows did not exceed the carrying value. As a result, the Company recorded an impairment loss of $52,820 for these vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs, ballast water treatment system costs and other capitalized items, if any, related to these vessels, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

As of December 31, 2019, the Company recorded an impairment loss of $84,584 for two dry bulk vessels, being the difference between the fair value and the vessel’s carrying value together with the carrying value of deferred drydock and special survey costs and ballast water treatment system costs related to these vessels, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income.

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

Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, and expenses relating to spare parts, paints, lubricants and services incurred solely during the drydocking or special survey period. For each of the years ended December 31, 2020, 2019 and 2018, the amortization of deferred drydock and special survey costs from continuing operations was $10,255, $11,067 and $13,828, respectively.

(m)

Deferred Financing Costs: Deferred financing costs include fees, commissions and legal expenses associated with obtaining or modifying loan facilities. Deferred financing costs are presented as a deduction from the corresponding liability. These costs are amortized over the life of the related debt using the effective interest rate method, and are included in interest expense. Amortization and write-off of deferred financing costs from continuing operations for each of the years ended December 31, 2020, 2019 and 2018 were $7,863, $7,746 and $7,866, respectively. See also Note 18.

(n)	Goodwill and Other Intangibles

(i)	Goodwill: Goodwill is tested for impairment at the reporting unit level at least annually.

The Company evaluates impairment of goodwill using a single step process following the adoption of ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)” as of January 1, 2020. The aggregate fair value of the reporting unit is compared to its carrying amount, including goodwill. The Company determines the fair value of the reporting unit based on a combination of the income approach (i.e. discounted cash flows) and market approach (i.e. comparative market multiples) and believes that the combination of these two approaches is the best indicator of fair value for its individual reporting units. Goodwill impairment loss is measured as the amount by which a reporting unit’s carrying amount exceeds its fair value, not to exceed the carrying amount of goodwill.

As of December 31, 2020, the Company performed its impairments test for its reporting units within the Dry Bulk Vessel Operations and the Logistics Business. The Company additionally considered that its market capitalization continued to remain at a level well below the carrying amount.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of December 31, 2020, the Company performed the impairment test for the Dry Bulk Vessel Operations reporting unit, which had a negative carrying amount of $144,919, and for which goodwill allocated is $56,240. The impairment test revealed that the fair value of the Dry Bulk Vessel Operations reporting unit exceeded its carrying amount.

The fair value of the Dry Bulk Vessel Operations reporting unit was estimated using a combination of income and market approaches. For the income approach, the expected present value of future cash flows used judgments and assumptions that management believes were appropriate in the circumstances. The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions included revenue assumptions, general and administrative expense growth assumptions and direct vessel expense growth assumptions. The future cash flows were determined by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates), which the Company believes is an objective approach for forecasting charter rates over an extended time period for long-lived assets and consistent with the cyclicality of the industry. In addition, a weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. The market approach estimated the fair value of the Company’s business based on comparable publicly-traded companies in its industry. In assessing the fair value, the Company utilized the results of the valuations and considered the range of fair values determined under all methods which indicated that the fair value exceeded the carrying amount.

As of December 31, 2020, the Company performed the impairment test for the Logistics Business, which is allocated goodwill of $104,096. The impairment test used the income method and revealed that the fair value substantially exceeded the carrying amount of its net assets. The significant factors and assumptions used by management in the discounted cash flow analysis for the Logistics Business includes a combination of revenues from existing contracts and estimated revenues based on the historical performance of the segment, including utilization rates and actual storage capacity.

No impairment loss was recognized for any of the periods presented for both the Dry Bulk Vessel Operations and the Logistics Business.

(ii)

Intangibles Other Than Goodwill: Navios Holdings’ intangible assets and liabilities consist of trade name, customer relationships, port terminal operating rights, favorable lease terms and unfavorable lease terms. The fair value of the trade name was determined based on the “relief from royalty” method which values the trade name based on the estimated amount that a company would have to pay in an arm’s length transaction to use that trade name. The asset is being amortized under the straight-line method over 32 years. Navios Logistics’ trade name is being amortized under the straight-line method over 10 years and was fully amortized as of December 31, 2019.

The fair value of customer relationships of Navios Logistics was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight-line method.

The Company reviews its other intangibles such as trade name, customer relationships, port terminal operating rights, favorable lease terms and unfavorable lease terms periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Intangibles other than goodwill would be considered impaired if their carrying value is not recovered from the future undiscounted cash flows associated with the asset (step one). Measurement of the impairment loss is determined as the difference between the carrying amount and the fair value of the intangible asset. The Company determines the fair value of its intangible assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of intangible assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

The significant factors and assumptions the Company used in the undiscounted cash flow analysis of its trade name included: revenue assumptions, specifically the future cash flows were determined by considering the charter revenues of the Dry Bulk Vessel Operations from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on a combination of one-year average historical time charter rates and the 10-year average historical one-year time charter rates) and the respective “relief from royalty” rate applied to the future cash flows of the Dry Bulk Vessel Operations.

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

The amortizable value of favorable and unfavorable leases is amortized over the remaining life of the lease term and the amortization expense is included in the consolidated statements of comprehensive (loss)/income within the caption “Depreciation and amortization”.

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

No favorable and unfavorable lease terms have been identified for the years ended December 31, 2020 and 2019.

During the fourth quarter of fiscal year 2020, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ trade name might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment for trade name (step one) was performed. No such circumstances indicated that potential impairment of the Company’s other intangible assets such as port terminal operating rights and customer relationships exist. For the years ended December 31, 2020, 2019 and 2018, there were no impairment losses recognized for the Company’s intangible assets.

The weighted average amortization periods for intangibles are:

Intangible assets	Years
Trade name	32
Port terminal operating rights	47
Customer relationships	20

See also Note 3 and Note 8.

(o)

Foreign Currency Translation: The Company’s functional and reporting currency is the U.S. dollar. The Company engages in worldwide commerce with a variety of entities. Although its operations may expose it to certain levels of foreign currency risk, its transactions are predominantly U.S. dollar denominated. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact a nominal amount of their operations in Uruguayan pesos, Argentinean pesos, Brazilian reales and Paraguayan guaranies, whereas the Company’s wholly-owned vessel subsidiaries and the vessel management subsidiaries transact a nominal amount of their operations in Euros; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated. The financial statements of the foreign operations are translated using the exchange rate at the balance sheet date except for property and equipment and equity, which are translated at historical rates. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the statements of comprehensive (loss)/income. The foreign currency gains/(losses) recognized within the captions “Other income” and “Other expense”, respectively, in the consolidated statements of comprehensive (loss)/income for each of the years ended December 31, 2020, 2019 and 2018, were $546, $(967) and $(1,206), respectively.

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

Provision for losses subject to claims was provided for in the period in which estimated losses on vessels under time charter losses were determined. As of both December 31, 2020 and 2019, the balance for this provision was $0.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following tables reflect the revenue earned per category for the years ended December 31, 2020, 2019 and 2018:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2020	Logistics Business for the Year Ended December 31, 2020	Total for the Year Ended December 31, 2020
COA/Voyage revenue	$6,660	$54,005	$60,665
Time chartering revenue	194,005	59,236	253,241
Port terminal revenue	—	73,112	73,112
Storage fees (dry port) revenue	—	3,364	3,364
Dockage revenue	—	3,948	3,948
Sale of products revenue	—	17,272	17,272
Liquid port terminal revenue	—	4,606	4,606
Other	128	382	510

Total	$200,793	$215,925	$416,718

	Dry Bulk Vessel Operations for the Year Ended December 31, 2019	Logistics Business for the Year Ended December 31, 2019	Total for the Year Ended December 31, 2019
COA/Voyage revenue	$3,727	$49,488	$53,215
Time chartering revenue	250,187	76,680	326,867
Port terminal revenue	—	80,180	80,180
Storage fees (dry port) revenue	—	3,452	3,452
Dockage revenue	—	4,310	4,310
Sale of products revenue	—	9,384	9,384
Liquid port terminal revenue	—	4,032	4,032
Other	264	745	1,009

Total	$254,178	$228,271	$482,449

	Dry Bulk Vessel Operations for the Year Ended December 31, 2018	Logistics Business for the Year Ended December 31, 2018	Containers Business for the Year Ended December 31, 2018	Total for the Year Ended December 31, 2018
COA/Voyage revenue	$19,121	$35,623	$—	$54,744
Time chartering revenue	278,591	72,689	12,053	363,333
Profit sharing revenue	(52)	—	—	(52)
Port terminal revenue	—	58,552	—	58,552
Storage fees (dry port) revenue	—	882	—	882
Dockage revenue	—	3,136	—	3,136
Sale of products revenue	—	32,508	—	32,508
Liquid port terminal revenue	—	3,739	—	3,739
Other	392	505	—	897

Total	$298,052	$207,634	$12,053	$517,739

Administrative fee revenue from affiliate companies: Administrative fee revenue from affiliate companies consisted of fees earned on the provision of administrative services pursuant to administrative services agreements with our affiliate companies (Refer to Note 16). Administrative services included: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other general and administrative services. These revenues were recognized as the services were provided to affiliate companies. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by N Shipmanagement Acquisition Corp. and related entities (“NSM” or the “Manager”).

General and administrative expenses: The general and administrative expenses incurred on behalf of affiliate companies were determined based on a combination of actual expenses incurred on behalf of the affiliate companies as well as a reasonable allocation of expenses that are not affiliate companies specific but incurred on behalf of all affiliate companies.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM, pursuant to an administrative services agreement dated August 29, 2019 (“Administrative Services Agreement”). The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024 (see also Note 16).

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. These amounts are recognized as revenue over the voyage or charter period.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses comprise all expenses related to each particular voyage, including time charter hire paid and voyage freight paid, bunkers, port charges, canal tolls, cargo handling, agency fees and brokerage commissions. Also included in time charter, voyage and logistics business expenses are charterers’ liability insurances, allowance for credit losses on time charters and voyages in progress at year-end, direct port terminal expenses and other miscellaneous expenses. In the transition to ASC 842, the operating lease assets were adjusted for the carrying amount of the liability regarding the allowance for credit losses on time charters and voyages in progress on that date.

Direct Vessel Expenses: Direct vessel expenses consisted of all expenses relating to the operation of vessels, including crewing, repairs and maintenance, insurance, stores and lubricants and miscellaneous expenses such as communications and amortization of drydocking and special survey costs, net of related party management fees for vessel operating expenses. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided to Navios Holdings’ vessels by NSM, pursuant to a management agreement dated August 29, 2019 (“Management Agreement”) (see also Note 16). The fee for the ship management services provided by the Manager is a daily fee of $3.7 per day per owned vessel. This rate is fixed for a two-year period and will increase thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by the Manager is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement will be reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024.

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

Provision for Employees’ Severance and Retirement Compensation: The employees in the Company’s office in Greece were protected by Greek labor law. According to the law, the Company was required to pay retirement indemnities to employees upon dismissal or upon leaving with an entitlement to a full security retirement pension. The amount of compensation was based on the number of years of service and the amount of remuneration at the date of dismissal or retirement up to a maximum of two years’ salary. If the employees remained in the employment of the Company until normal retirement age, they were entitled to retirement compensation which was equal to 40% of the compensation amount that would be payable if they were dismissed at that time. The number of employees that would remain with the Company until retirement age was not known. The Company considered this plan equivalent to a lump sum defined benefit pension plan and accounted for it under relevant guidance on employer’s accounting for pensions. The Company was required to annually value the statutory terminations indemnities liability. Management obtained a valuation from independent actuaries to assist in the calculation of the benefits. The Company provided, in full, for the employees’ termination indemnities liability. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, this liability amounted to $0 as at December 31, 2020 and 2019.

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

Stock-Based Compensation: In December 2020, February and December 2019, the Company authorized the grant of restricted common stock. In December 2017, the Company authorized the grant of restricted common stock and restricted stock units. These awards of restricted share units, share appreciation rights, restricted common stock, restricted stock units and stock options are based on service conditions only and vest over three and four years. See also Note 13.

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

(t)

Financial Instruments: Financial instruments carried on the balance sheet include cash and cash equivalents, restricted cash, account receivables and payables, other current assets and other liabilities, long-term debt, capital leases and available-for-sale securities. The particular recognition methods applicable to each class of financial instrument are disclosed in the applicable significant policy description of each item, or included below as applicable.

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

(v)

Income Taxes: The Company is a Marshall Islands corporation. Pursuant to various treaties and the United States Internal Revenue Code, the Company believes that substantially all its operations are exempt from income taxes in the Marshall Islands and the United States of America. The tax expense reflected in the Company’s consolidated financial statements for the years ended December 31, 2020, 2019 and 2018 was mainly attributable to its subsidiaries in South America, which are subject to the Argentinean and Paraguayan income tax regimes.

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

On December 23, 2019, the Argentine government enacted the Law 27,541 which made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences, reversals of which are expected to occur in respect of the 2020 and 2021 fiscal years, and a rate of 25% on temporary differences remaining thereafter. Due to these changes in the rate of the income tax, the Company has recorded an income tax expense $0 and $208 during the years ended December 31, 2020 and December 31, 2019, respectively, within the caption “Income tax (expense)/ benefit” in the consolidated statements of comprehensive (loss)/income.

(w)

Dividends: Dividends are recorded in the Company’s financial statements in the period in which they are declared. Navios Holdings paid $0 to its common stockholders during each year ended December 31, 2020, 2019 and 2018, and $0 to its preferred stockholders during each year ended December 31, 2020, 2019 and 2018. In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the dividend to its common stockholders. In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G Cumulative Redeemable Perpetual Preferred Stock (the “Series G”) and Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”). All inter-company dividends are eliminated upon consolidation.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In cases of lease agreements where the Company acts as the lessee, the Company recognizes an operating lease asset and a corresponding lease liability on the consolidated balance sheet. For charters classified as operating leases where Navios Holdings is regarded as the lessee, the expense is recognized on a straight-line basis over the rental periods of such charter agreements. The expense is included within the caption “Time charter, voyage and logistics business expenses”. In the transition to ASC 842, the operating leases assets were adjusted for the carrying amount of the straight-line liabilities on that date.

In cases of sale and leaseback agreements, if the transfer of the asset to the lessor does not qualify as a sale, then the agreement constitutes a failed sale and leaseback and is accounted for as a financial liability. For a sale to have occurred, the control of the asset would need to be transferred to the buyer, and the buyer would need to obtain substantially all the benefits from the use of the asset.

Impairment of operating lease assets: Operating lease assets used by Navios Holdings are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount may not be fully recoverable. Measurement of the impairment loss is determined as the difference between the carrying value and the fair value of the asset group. Navios Holdings determines the fair value of its assets based on management estimates and assumptions by making use of available market data. In evaluating carrying values of operating lease assets, certain indicators of potential impairment are reviewed, such as undiscounted projected operating cash flows, business plans and overall market conditions.

Undiscounted projected net operating cash flows are determined for each asset group and compared to the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest (asset group). If the step two of the impairment analysis is required, the analysis includes the use of discounted cash flows which includes various assumptions, including the Company’s WACC.

During the fourth quarter of fiscal year 2020, management concluded that events occurred and circumstances had changed, which indicated that potential impairment of Navios Holdings’ operating lease assets might exist. These indicators included continued volatility in the spot market, and the related impact of the current dry bulk sector has on management’s expectation for future revenues. As a result, an impairment assessment of operating lease assets (step one) was performed.

The Company determined undiscounted projected net operating cash flows for each charter-in and bareboat chartered-in vessel and compared it to operating lease asset’s carrying value together with the carrying value of deposits for the option to acquire a vessel including expenses and interest. The significant factors and assumptions used in the undiscounted projected net operating cash flow analysis included: determining the projected net operating cash flows by considering the charter revenues from existing time charters for the fixed fleet days (the Company’s remaining charter agreement rates) and an estimated daily time charter equivalent for the unfixed days (based on three-year average historical time charter rates) over the remaining lease term, net of brokerage and address commissions excluding days of scheduled off-hires (for the bareboat chartered-in vessels), management fees for vessel operating expenses in accordance with the terms of management agreement (assuming an annual increase of 3.0% every second year for the bareboat chartered-in vessels).

As of December 31, 2020, our assessment concluded that step two of the impairment analysis was required for two asset groups, which involves a discounted cash flow analysis using the Company’s WACC. The WACC is based on externally observable data considering market participants’ and the Company’s cost of equity and debt, optimal capital structure and risk factors specific to the Company. As a result, the Company recorded an impairment loss of $1,361, being the difference between the fair value of the operating lease asset and its carrying value, presented within the caption “Impairment loss/ loss on sale of vessels, net” in the consolidated statements of comprehensive (loss)/income. Where the undiscounted projected net operating cash flows for each asset group do not exceed the carrying value of the operating lease asset and the carrying value of deposits for the option to acquire a vessel including expenses and interest, management proceeds to perform step two of the impairment assessment.

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

(aa)

Trade Accounts Receivable: The amount shown as accounts receivable, trade, at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of an allowance for credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate allowance for credit losses.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

On January 1, 2020, the Company adopted Topic 326 “Financial Instruments—Credit Losses”. Measurement of Credit Losses on Financial Instruments” using the modified retrospective approach. This standard amends the accounting for credit losses on available-for-sale debt securities, purchased financial assets with credit deterioration and clarifies that impairment of receivables arising from operating leases should be accounted for in accordance with ASC 842 “Leases”. In addition, this standard requires the measurement of all expected credit losses for financial assets, including trade accounts receivable, held at the reporting date based on historical experience, current conditions, and current expectations of future economic conditions based on reasonable and supportable forecasts. This new guidance did not have a material impact on the Company’s consolidated financial statements, as the majority of its Accounts receivable, net relates to receivables arising from operating leases and are scoped out of the new standard. As a result of the adoption of this standard, there was no cumulative impact to the Company’s accumulated deficit at January 1, 2020.

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

Investment in Equity Securities: Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners and Navios Containers (following the deconsolidation) and evaluated Navios Europe I, Navios Europe II (through their liquidation in December 2019 and June 2020, respectively) for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of Navios Partners, Navios Acquisition and Navios Containers, and (iii) the intent and ability of the Company to retain its investment in Navios Acquisition, Navios Partners and Navios Containers, for a period of time sufficient to allow for any anticipated recovery in fair value. If the Company considers any decline to be “other-than-temporary”, then the Company would write down the carrying amount of the investment to its estimated fair value.

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

Adoption of new accounting pronouncements:

In March 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2020-4, “Reference Rate Reform (Topic 848)” (“ASU 2020-4”), which provides optional guidance intended to ease the potential burden in accounting for the expected discontinuation of LIBOR as a reference rate in the financial markets. The guidance can be applied to modifications made to certain contracts to replace LIBOR with a new reference rate. The guidance, if elected, will permit entities to treat such modifications as the continuation of the original contract, without any required accounting reassessments or remeasurements. In addition, in January 2021, the FASB issued another ASU (ASU No. 2021-01) with respect to the Reference Rate Reform (Topic 848). The amendments in this Update clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. The ASU 2020-4 was effective for the Company beginning on March 12, 2020 and the Company will apply the amendments prospectively through December 31, 2022. As of December 31, 2020, the Company has not made any contract modification to replace the reference rate in any of its agreements and had evaluated that there was no impact to its consolidated financial statements.

In October 2018, FASB issued ASU 2018-17, Consolidation (Topic 810): “Targeted Improvements to Related Party Guidance for Variable Interest Entities” (“ASU 2018-17”). ASU 2018-17 provides that indirect interests held through related parties in common control arrangements should be considered on a proportional basis for determining whether fees paid to decision makers and service providers are variable interests. This is consistent with how indirect interests held through related parties under common control are considered for determining whether a reporting entity must consolidate a VIE. For public business entities the amendments are effective for fiscal years beginning after December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The adoption of this ASU on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements.

In August 2018, FASB issued ASU 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement”. This update modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019, and earlier adoption is permitted. The adoption of this ASU on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements.

In January 2017, FASB issued ASU 2017-04, “Intangibles-Goodwill and Other (Topic 350)”. This update addresses concerns expressed about the cost and complexity of the goodwill impairment test and simplifies how an entity is required to test goodwill for impairment by eliminating Step 2 from the goodwill impairment test. The amendments in this ASU are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. The amendments are effective for public business entities that are SEC filers for fiscal years beginning after December 15, 2019. Early adoption is permitted for all entities. The adoption of this ASU on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements. See also Note 2(n).

In June 2016, FASB issued ASU No. 2016-13, “Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” This standard requires entities to measure all expected credit losses of financial assets held at a reporting date based on historical experience, current conditions, and reasonable and supportable forecasts in order to record credit losses in a timelier manner. ASU 2016-13 also amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration. The standard is effective for interim and annual reporting periods beginning after December 15, 2019, although early adoption is permitted for interim and annual periods beginning after December 15, 2018. The Company has assessed all the expected credit losses of its financial assets and the adoption of this ASU on January 1, 2020 did not have a material impact on the Company’s consolidated financial statements. See also Note 2(aa).

Recently Issued Accounting Pronouncements Pending Adoption

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740), which modifies ASC 740 to simplify the accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The Company is currently assessing the impact of that standard and believes that it will not have any material impact on the Company’s disclosures to the consolidated financial statements.

In August 2018, FASB issued ASU 2018-14, “Compensation-Retirement Benefits-Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The Company is currently assessing the impact of that standard and believes that it will not have any material impact on the Company’s disclosures to the consolidated financial statements.

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

Consolidation/ Deconsolidation of Navios Containers

Navios Maritime Containers Inc. was incorporated in the Republic of the Marshall Islands on April 28, 2017 (date of inception) and on November 30, 2018, was converted into a limited partnership. In connection with the conversion, Navios Maritime Containers GP LLC, a Republic of the Marshall Islands limited liability company and wholly-owned subsidiary of Navios Holdings, was admitted as Navios Containers’ general partner. As of that date, as a result of holding the general partner interest which had the power to govern the financial and operating policies of Navios Containers, Navios Holdings obtained control over Navios Containers and consequently the results of operations of Navios Containers were consolidated under Navios Holdings.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The difference between the carrying value of Navios Containers’ identifiable net assets and noncontrolling interest derecognized as of August 30, 2019 amounted to $57,999 and the loss from the remeasurement of Navios Holdings’ interest in Navios Containers to its fair value of $2,527 amounted to $3,742 and are included within the caption “Loss on loss of control” in the consolidated statements of comprehensive (loss)/income. The fair value of the 1,263,276 shares of Navios Containers owned by Navios Holdings was determined by using the closing share price of $2.00 as of that date.

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

Navios Containers accounted for the control obtained in November 2018 as a business combination which resulted in the application of the “acquisition method”, as defined under ASC 805 “Business Combinations”, as well as the recalculation of Navios Holdings’ equity interest in Navios Containers to its fair value at the date of obtaining control and the recognition of a gain in the consolidated statements of comprehensive (loss)/income. The excess of the fair value of Navios Containers’ identifiable net assets of $229,865 over the total fair value of Navios Containers’ total shares outstanding as of November 30, 2018 of $171,743, resulted in a bargain gain upon obtaining control in the amount of $58,122. The fair value of the 34,603,100 total Navios Container’s shares outstanding as of November 30, 2018 was determined by using the closing share price of $4.96, as of that date.

As of November 30, 2018, Navios Holdings’ interest in Navios Containers with a carrying value of $6,078 was remeasured to fair value of $6,269, resulting in a gain on obtaining control in the amount of $191 and is presented within “Bargain gain upon obtaining control” in the consolidated statements of comprehensive (loss)/income.

The results of operations of Navios Containers were included in Navios Holdings’ consolidated statements of comprehensive (loss)/income following the completion of the conversion of Navios Maritime Containers Inc. into a limited partnership on November 30, 2018 and until August 30, 2019.

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

The fair value of the vessels was determined based on vessel valuations, obtained from independent third party shipbrokers, which were among other things, based on recent sales and purchase transactions of similar vessels. The fair value of the favorable lease terms (intangible assets) was determined by reference to market data and the discounted amount of expected future cash flows. The key assumptions that were used in the discounted cash flow analysis were as follows: 1) the contracted charter rate of the acquired charter over the remaining lease term compared to 2) the current market charter rates for a similar contract and 3) discounted using our weighted average cost of capital of 8.95%.

The intangible assets listed below as determined at the date of obtaining control were amortized under the straight-line method over the period indicated below:

	Weighted Average Amortization (years)	Amortization per Year
Favorable lease terms	1.4	$(22,391)

NOTE 4: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	December 31, 2020	December 31, 2019
Cash on hand and at banks	$94,787	$77,041
Short-term deposits and highly liquid funds	94	950
Restricted cash	16,303	736

Cash and cash equivalents and restricted cash	$111,184	$78,727

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months and are included in the consolidated balance sheets within the caption “Cash and cash equivalents”.

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

NOTE 5: ACCOUNTS RECEIVABLE, NET

Accounts receivable consisted of the following:

	December 31, 2020	December 31, 2019
Accounts receivable	$69,694	$68,309
Less: Allowance for credit losses	(15,366)	(16,377)

Accounts receivable, net	$54,328	$51,932

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Changes to the allowance for credit losses are summarized as follows:

Allowance for credit losses	Balance at Beginning of Period	Charges to Costs and Expenses	Amount Utilized	Balance at End of Period
Year ended December 31, 2018	$(19,706)	$(575)	$4,195	$(16,086)
Year ended December 31, 2019	$(16,086)	$(999)	$708	$(16,377)
Year ended December 31, 2020	$(16,377)	$(541)	$1,552	$(15,366)

Concentration of credit risk with respect to accounts receivable is limited due to the Company’s large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in the Company’s trade receivables. For the year ended December 31, 2020, two customers accounted for 16.4% and 11.2%, respectively, of the Company’s revenue. For the year ended December 31, 2019, two customers accounted for 17.1% and 14.4%, respectively, of the Company’s revenue from continuing operations and were the same customers who accounted for 13.1% and 11.6%, respectively, of the Company’s revenue from continuing operations for the year ended December 31, 2018.

NOTE 6: PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consisted of the following:

	December 31, 2020	December 31, 2019
Prepaid voyage and operating costs	$4,616	$5,726
Claims receivable	4,136	3,826
Prepaid other taxes	2,604	1,012
Other	3,625	1,675

Total prepaid expenses and other current assets	$14,981	$12,239

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

NOTE 7: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$1,814,965	$(536,518)	$1,278,447
Additions	398	(66,405)	(66,007)
Vessel impairment	(411,265)	212,399	(198,866)
Disposals	(101,717)	—	(101,717)
Vessel acquisition	22,385	(458)	21,927

Balance December 31, 2018	1,324,766	(390,982)	933,784
Additions	4,747	(48,812)	(44,065)
Vessel impairment	(274,067)	159,834	(114,233)
Disposals	(48,830)	—	(48,830)
Vessel acquisition	14,735	(44)	14,691

Balance December 31, 2019	1,021,351	(280,004)	741,347
Additions	1,277	(36,438)	(35,161)
Vessel impairment	(221,754)	137,255	(84,499)
Disposals	(87,823)	—	(87,823)
Vessel acquisition	96,678	(2,820)	93,858
Write offs	(153)	—	(153)

Balance December 31, 2020	$809,576	$(182,007)	$627,569

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Port Terminals (Navios Logistics)	Cost	Accumulated Depreciation		Net Book Value
Balance December 31, 2017	$251,641	$(32,628)		$219,013
Additions	2,530	(7,284)		(4,754)
Transfers from oil storage plant and port facilities for liquid cargoes	(629)	—		(629)
Transfers to other long-term assets	(26)	—		(26)
Disposals	(156)	137		(19)

Balance December 31, 2018	253,360	(39,775)		213,585
Additions	602	(7,186)		(6,584)

Balance December 31, 2019 Additions	253,962 869	(46,961 (7,216	) )	207,001 (6,347)
Write offs	(87)	76		(11)

Balance December 31, 2020	$254,744	$(54,101)		$200,643

Tanker vessels, barges and pushboats (Navios Logistics)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$472,081	$(164,056)	$308,025
Additions	3,581	(18,528)	(14,947)
Transfers	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421

Balance December 31, 2018	525,712	(182,584)	343,128
Additions	2,403	(19,038)	(16,635)
Write offs	(2,064)	866	(1,198)

Balance December 31, 2019	526,051	(200,756)	325,295
Additions	1,931	(18,278)	(16,347)
Write offs	(308)	—	(308)

Balance December 31, 2020	$527,674	$(219,034)	$308,640

Containerships (Navios Containers)	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$—	$—	$—
Vessels upon obtaining control	376,133	(882)	375,251
Vessel acquisition	24,763	(35)	24,728

Balance December 31, 2018	400,896	(917)	399,979
Additions	1,715	(7,497)	(5,782)
Vessel acquisition	53,097	(649)	52,448
Navios Containers Deconsolidation	(455,708)	9,063	(446,645)

Balance December 31, 2019	—	—	—

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$14,360	$(10,620)	$3,740
Additions	5,845	(1,572)	4,273
Write offs	(329)	295	(34)

Balance December 31, 2018	19,876	(11,897)	7,979
Additions	2,161	(1,056)	1,105
Write offs	(14,206)	7,993	(6,213)

Balance December 31, 2019	7,831	(4,960)	2,871
Additions	488	(672)	(184)

Balance December 31, 2020	$8,319	$(5,632)	$2,687

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Total	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2017	$2,553,047	$(743,822)	$1,809,225
Vessels upon obtaining control	376,133	(882)	375,251
Additions	12,354	(93,789)	(81,435)
Vessel acquisition	47,148	(493)	46,655
Vessel impairment	(411,265)	212,399	(198,866)
Vessel disposals	(101,717)	—	(101,717)
Disposals	(156)	137	(19)
Write offs	(329)	295	(34)
Transfers from deposits for vessels, port terminals and other fixed assets	49,421	—	49,421
Transfers to other long-term assets	(26)	—	(26)

Balance December 31, 2018	2,524,610	(626,155)	1,898,455
Additions	11,628	(83,589)	(71,961)
Vessel acquisition	67,832	(693)	67,139
Vessel impairment	(274,067)	159,834	(114,233)
Vessel disposals	(48,830)	—	(48,830)
Write offs	(16,270)	8,859	(7,411)
Navios Containers Deconsolidation	(455,708)	9,063	(446,645)

Balance December 31, 2019	$1,809,195	$(532,681)	$1,276,514
Additions	4,565	(62,604)	(58,039)
Vessel acquisition	96,678	(2,820)	93,858
Vessel impairment	(221,754)	137,255	(84,499)
Vessel disposals	(87,823)	—	(87,823)
Write offs	(548)	76	(472)

Balance December 31, 2020	$1,600,313	$(460,774)	$1,139,539

Deposits for Vessels and Port Terminals Acquisitions

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $17,760. Pursuant to this contract, Navios Logistics has secured the availability of credit for up to 75% of the purchase price, and up to a five-year repayment period starting from the delivery of each vessel. Five barges were delivered in the fourth quarter of 2020 and the remaining barge was delivered during the first quarter of 2021. As of December 31, 2020, Navios Logistics had paid $16,696, for the construction of these barges, which are included within “Other long-term assets”. Capitalized interest included within “Other long-term assets” amounted to $611 as of December 31, 2020.

As of December 31, 2020 and December 31, 2019, Navios Logistics had paid $631 and $458, respectively, for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil. As of December 31, 2020, Navios Logistics had paid $1,285 for the construction of two new tanks in its liquid port terminal.

As of December 31, 2020, Navios Logistics had paid $1,551 for the acquisition of three pushboats and 18 liquid barges.

As of December 31, 2020, Navios Logistics had paid $723 for the construction of a crane in its grain port terminal.

Impairment Loss/ Loss on Sale of Vessels, Net

2020

During the fourth quarter of the year ended December 31, 2020, Navios Holdings recorded an impairment loss of $52,820 for two of its dry bulk vessels.

In February 2021, Navios Holdings completed the sale to an unrelated third party of the Navios Astra, a 2006-built Ultra Handymax vessel of 53,468 dwt, for a sale price of approximately $6,644. The impairment loss amounted to $6,288 (including $98 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/ loss on sale of vessels, net”.

In September 2020, Navios Holdings completed the sale of the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt, and of the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, to Navios Partners for a sale price of $51,000 in total including net liabilities of $4,378. The net loss due to sale amounted to $7,683 (including $1,747 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/ loss on sale of vessels, net”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In September 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Amitie, a 2005-built Panamax vessel of 75,395 dwt, for a sale price of approximately $6,885. The impairment loss amounted to $4,478 and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/ loss on sale of vessels, net”.

In August 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Northern Star, a 2005-built Panamax vessel of 75,395 dwt, for a sale price of approximately $6,860. The impairment loss amounted to $4,489 and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/ loss on sale of vessels, net”.

In May 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Star, a 2002-built Panamax vessel of 76,662 dwt, for a net sale price of $6,450, paid in cash. The impairment loss amounted to $5,697 (including $258 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/ loss on sale of vessels, net”.

In February 2020, Navios Holdings completed the sale to unrelated third party of the Navios Kypros, a 2003-built Ultra Handymax vessel of 55,222 dwt, for approximately $9,131 in total, including insurance proceeds covering unrepaired damages plus expenses (subject to applicable deductibles and other customary limitations). The loss due to sale amounted to $5,551 (including $404 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/ loss on sale of vessels, net”.

2019

During the fourth quarter of the year ended December 31, 2019, Navios Holdings recorded an impairment loss of $84,584 for two of its dry bulk vessels.

In January 2020, Navios Holdings completed the sale to an unrelated third party of the Navios Hios, a 2003-built Ultra Handymax vessel of 55,180 dwt, for a net sale price of $7,497, paid in cash. The impairment loss amounted to $7,429 (including $611 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/loss on sale of vessels, net”.

In September 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Primavera, a 2007-built Ultra Handymax vessel of 53,464 dwt, for a net sale price of $9,891, paid in cash. The loss due to sale amounted to $1,673 and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/loss on sale of vessels, net”.

In August 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Mercator, a 2002-built Ultra Handymax vessel of 53,553 dwt, for a net sale price of $6,664, paid in cash. The impairment loss amounted to $4,849 (including $490 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/loss on sale of vessels, net”.

In July 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Arc, a 2003-built Ultra Handymax vessel of 53,514 dwt, for a net sale price of $7,105, paid in cash. The impairment loss amounted to $5,149 (including $685 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/loss on sale of vessels, net”.

In June 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Vector, a 2002-built Ultra Handymax vessel of 50,296 dwt, for a net sale price of $6,860, paid in cash. The loss due to sale amounted to $10,039 (including $673 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/loss on sale of vessels, net”.

In May 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Equator Prosper, a 2000-built Capesize vessel of 171,191 dwt, for a net sale price of $11,520, paid in cash. The gain due to sale amounted to $1,784 and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/loss on sale of vessels, net”.

In March 2019, Navios Holdings completed the sale to an unrelated third party of the Navios Meridian, a 2002-built Ultra Handymax vessel of 50,316 dwt, for a net sale price of $6,790, paid in cash. The loss due to sale amounted to $5,531 (including $778 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/loss on sale of vessels, net”.

2018

During the year ended December 31, 2018, Navios Holdings recorded an impairment loss of $179,186 for four of its dry bulk vessels.

In December 2018, Navios Holdings completed the sale to an unrelated third party, of the Navios Magellan, a 2000-built Panamax vessel of 74,333 dwt, for a total net sale price of $6,950 paid in cash. The loss due to the sale amounted to $5,402 (including $726 remaining carrying balance of dry dock and special survey costs) and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/ loss on sale of vessels, net”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In August 2018, Navios Holdings completed the sale to its affiliate, Navios Partners, of the Navios Mars, a 2016-built, 181,259 dwt vessel, and of the Navios Sphera, a 2016-built, 84,872 dwt vessel, for a total sale price of $79,000. The loss due to the sale amounted to $2,759 and is included in the consolidated statements of comprehensive (loss)/income within the caption “Impairment loss/ loss on sale of vessels, net”.

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

Vessel Acquisitions

2020

In June 2020, following the liquidation of Navios Europe II, the Company acquired the Jupiter N and the Rainbow N, two 2011-built Panamax vessels of 93,062 dwt and 79,642 dwt, respectively, for an acquisition cost of $24,883 in total plus working capital adjustments.

In March 2020, the Company acquired from an unrelated third party, a previously charter-in vessel, the Navios Corali, a 2015-built Capesize vessel of 181,249 dwt, for a total acquisition cost of $36,684, which was paid in cash.

In January 2020, the Company acquired from an unrelated third party, a previously charter-in vessel, the Navios Canary, a 2015-built Capesize vessel of 180,528 dwt, for a total acquisition cost of $35,111, which was paid in cash.

2019

In August 2019, Navios Holdings acquired from an unrelated third party, a previously charter-in vessel, Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, for a total acquisition cost of $14,735 which was paid in cash.

2018

In November 2018, Navios Holdings took delivery of the Navios Primavera, a 2007-built, 53,464 dwt, a previously charter-in vessel, for a total acquisition cost of $12,130, of which $10,980 was paid in cash.

In February 2018, Navios Holdings acquired from an unrelated third party, a previously charter-in vessel, Navios Equator Prosper, a 2000-built, 171,191 dwt vessel, for a total acquisition cost of $10,255 which was paid in cash.

Navios Logistics

Since 2018, Navios Logistics acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region, Brazil, and on March 24, 2021 acquired 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations for a total cost of $1,456.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 8: INTANGIBLE ASSETS OTHER THAN GOODWILL

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2020

	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2020
Trade name	$90,000	$(43,175)	$46,825
Port terminal operating rights	53,152	(13,835)	39,317
Customer relationships	35,490	(23,069)	12,421

Total Intangible assets	$178,642	$(80,079)	$98,563

Net Book Value of Intangible Assets other than Goodwill as at December 31, 2019

	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2019
Trade name	$90,000	$(40,357)	$49,643
Port terminal operating rights	53,152	(12,837)	40,315
Customer relationships	35,490	(21,294)	14,196
Favorable lease terms – Navios Containers	31,342	(16,855)	14,487
Navios Containers deconsolidation	(31,342)	16,855	(14,487)

Total Intangible assets	$178,642	$(74,488)	$104,154

Amortization expense and write offs for the years ended December 31, 2020, 2019 and 2018 were as follows:

	Amortization Expense and Write Offs Year Ended December 31, 2020	Amortization Expense and Write Offs Year Ended December 31, 2019	Amortization Expense and Write Offs Year Ended December 31, 2018
Trade name	$2,818	$2,811	$2,811
Port terminal operating rights	998	999	950
Customer relationships	1,775	1,774	1,774

Total	$5,591	$5,584	$5,535

The remaining aggregate amortization of acquired intangibles as of December 31, 2020 was as follows:

Description	Within one year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Trade name	$2,811	$2,811	$2,811	$2,818	$2,811	$32,763	$46,825
Port terminal operating rights	995	995	995	995	995	34,342	39,317
Customer relationships	1,775	1,775	1,775	1,775	1,775	3,546	12,421

Total amortization	$5,581	$5,581	$5,581	$5,588	$5,581	$70,651	$98,563

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 9: INVESTMENTS IN AFFILIATE COMPANIES AND INVESTMENTS IN AVAILABLE–FOR–SALE SECURITIES

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

In January 2019, the Board of Directors of Navios Partners authorized a common unit repurchase program for up to $50,000 of Navios Partners’ common units over a two-year period. As of December 31, 2020, Navios Partners had repurchased and cancelled 4,694,279 common units.

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

As of December 31, 2020 and following the sale of Navios Partners general partnership interest effected on August 30, 2019, referred to in Note 3, Navios Holdings held a total of 2,070,216 (post reverse stock split) common units representing a 17.9% ownership interest in Navios Partners. Navios Holdings evaluated its investment in the common stock of Navios Partners under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Partners and, therefore, its investment in Navios Partners is accounted for under the equity method. Incentive distribution rights are held by Navios GP L.L.C.

As of December 31, 2020 and 2019, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $77,904 and $101,492, respectively. As a result of the OTTI loss recorded as at December 31, 2018, the Company has recomputed this difference which is amortized through “Equity in net losses of affiliate companies” over the remaining life of Navios Partners’ tangible and intangible assets.

As of December 31, 2020 and 2019, the carrying amount of the investment in Navios Partners was $39,133 and $35,116, respectively. During the years ended December 31, 2020, 2019 and 2018, the Company recognized an OTTI loss of $0, $0 and $55,524, respectively relating to its investment in Navios Partners and the amounts are included within the caption “Equity in net losses of affiliate companies”.

Total equity method income and amortization of deferred gain of $5,466, $13,526 and $16,171, excluding OTTI loss, were included within the caption “Equity in net losses of affiliate companies” for the years ended December 31, 2020, 2019 and 2018, respectively.

Dividends received during the years ended December 31, 2020, 2019 and 2018 were $1,449, $2,692, and $2,068, respectively.

As of December 31, 2020, the market value of the investment in Navios Partners was $23,186. Based on Company’s evaluation of the duration and magnitude of the fair value decline, Navios Partners’ financial condition and near-term prospects, and the Company’s intent and ability to hold its investment in Navios Partners until recovery, the Company concluded that the decline in fair value of its investment in Navios Partners below its carrying value is temporary and, therefore, no impairment was recorded.

Acropolis

On December 6, 2018, Navios Holdings completed the sale of its investment in Acropolis, a brokerage firm for freight and shipping charters, for a cash consideration of $1,000 resulting in a gain of $866 which is included within the caption “Other income”. The amount of $500 of the cash consideration was received in December 2018 and the remaining amount of $500 was received in

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

December 2019. Navios Holdings, until the sale of its investment, had a 50% interest in Acropolis. Although Navios Holdings owned 50% of Acropolis’ stock, Navios Holdings agreed with the other shareholder that the earnings and amounts declared by way of dividends would be allocated 35% to the Company with the balance to the other shareholder. Dividends received for each of the years ended December 31, 2020, 2019 and 2018 were $0, $0 and $170, respectively.

Navios Acquisition

In February 2018, the Board of Directors of Navios Acquisition authorized a stock repurchase program for up to $25,000 of Navios Acquisition’s common stock, for two years. Stock repurchases will be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. As of December 31, 2020, Navios Acquisition had repurchased 735,251 shares of common stock.

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

As of December 31, 2020, Navios Holdings had a 29.5% economic interest in Navios Acquisition.

As of December 31, 2020 and 2019, the pre-OTTI loss unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $68,793 and $79,477, respectively. As a result of the OTTI loss recorded as at December 31, 2020, the Company will recompute this difference to be amortized in future period through “Equity in net losses of affiliate companies” over the remaining life of Navios Acquisition’s tangible and intangible assets. As a result of the OTTI loss recorded as at June 30, 2019, the Company had recomputed this difference which is amortized through “Equity in net losses of affiliate companies” over the remaining life of Navios Acquisition tangible and intangible assets.

As of December 31, 2020 and 2019, the carrying amount of the investment in Navios Acquisition was $15,033 and $19,894, respectively. During the year ended December 31, 2020, 2019 and 2018, the Company recognized an OTTI loss of $13,368, $13,543 and $0, respectively, relating to its investment in Navios Acquisition and the amount was included within the caption “Equity in net losses of affiliate companies”.

Total equity method income/(loss) of $13,129, $(11,098) and $(43,378), excluding OTTI loss, were included within the caption “Equity in net losses of affiliate companies” for the years ended December 31, 2020, 2019, and 2018, respectively.

Dividends received for each of the years ended December 31, 2020, 2019 and 2018 were $5,838, $4,379 and $5,838, respectively.

As of December 31, 2020, the market value of the investment in Navios Acquisition was $15,033.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The initial amount provided for in Navios Europe I of $4,750, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe I, which amounted to $6,763. This difference had been amortized through “Equity in net losses of affiliate companies” over the remaining life of Navios Europe I.

As of December 31, 2019, the Company received the outstanding receivable amount from Navios Europe I of $13,420 relating to Navios Europe I following the liquidation of the structure (Note 16).

No equity method income was included within the caption “Equity in net losses of affiliate companies” for the years ended December 31, 2020, 2019 and 2018.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners would also make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14,000. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. On December 31, 2019, Navios Holdings had a $44,300 receivable from Navios Europe II. The structure was liquidated in June 2020.

On an ongoing basis, Navios Europe II was required to distribute cash flows (after payment of operating expenses and amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

Navios Holdings had evaluated its investment in Navios Europe II under ASC 810 and had concluded that Navios Europe II was a VIE and that it was not the party most closely associated with Navios Europe II and, accordingly, was not the primary beneficiary of Navios Europe II.

Navios Holdings had further evaluated its investment in the common stock of Navios Europe II under ASC 323 and had concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II had been accounted for under the equity method.

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference had been amortized through “Equity in net losses of affiliate companies” over the remaining life of Navios Europe II. As of December 31, 2020 and December 31, 2019, the unamortized basis difference of Navios Europe II was $0 and $5,128, respectively.

As of March 31, 2020, the Company considered the decline in fair value of its investment in Navios Europe II as OTTI and therefore recognized a loss of $6,650 in the accompanying consolidated statement of comprehensive (loss)/income.

As of December 31, 2020, the Company received in cash all balances relating to Navios Europe II following the liquidation of the structure and recognized a loss of $6,050 included in the accompanying consolidated statements of comprehensive (loss)/income for the year ended December 31, 2020, within the caption “Impairment of loan receivable from affiliate company” (Note 16).

Total equity method income of $0, $1,775 and $2,032 was included within the caption “Equity in net losses of affiliate companies” for the years ended December 31, 2020, 2019 and 2018, respectively.

As of December 31, 2020 and 2019, the carrying amount of the investment in Navios Europe II and the balance of Navios Terms Loans II was $0 and $6,650, respectively.

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

As of December 31, 2020, and following the above mentioned placements and the conversion of Navios Maritime Containers Inc. into a limited partnership, Navios Holdings owned 3.9% of the equity of Navios Containers.

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

Total equity method income of $130, $155 and $417 were included within the caption “Equity in net losses of affiliate companies” for the year ended December 31, 2020, for the period from August 30, 2019 (date of loss of control) to December 31, 2019 and for the period from January 1, 2018 to November 30, 2018 (date of obtaining control), respectively.

As of December 31, 2020 and 2019, the carrying amount of the investment in Navios Containers was $2,812 and $2,682, respectively.

As of December 31, 2020, the market value of the investment in Navios Containers was $5,179.

Merger Agreement Navios Partners: On January 4, 2021, Navios Containers and Navios Partners announced that they entered into a definitive merger agreement (the “Navios Partners’ Merger”). Under the terms of the Navios Partners’ Merger, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit. The Navios Partners’ Merger was completed on March 31, 2021 and Navios Holdings had 12.6% ownership interest in Navios Partners. As of the close of the market on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ.

Following the results of the significance tests performed by the Company, it was concluded that two affiliate companies met the significance threshold requiring summarized financial information of all affiliate companies being presented.

Summarized financial information of the affiliate companies is presented below:

	December 31, 2020				December 31, 2019
Balance Sheet	Navios Partners	Navios Acquisition	Navios Europe II	Navios Containers	Navios Partners	Navios Acquisition	Navios Europe II	Navios Containers
Cash and cash equivalents, including restricted cash	$30,728	$41,357	$—	$7,573	$30,402	$44,051	$27,431	$18,109
Current assets	$60,780	$140,605	$—	$16,684	$75,990	$114,008	$32,249	$29,450
Non-current assets	$1,146,489	$1,428,392	$—	$414,106	$1,177,527	$1,441,947	$179,688	$430,852
Current liabilities	$253,252	$805,860	$—	$39,862	$79,784	$241,939	$57,078	$71,397
Long- term debt including current portion, net	$486,857	$1,076,587	$—	$232,159	$489,028	$1,173,117	$89,025	$245,658
Non-current liabilities	$299,187	$433,280	$—	$199,383	$445,714	$1,000,164	$163,123	$198,925

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	December 31, 2020
Income Statement	Navios Partners	Navios Acquisition	Navios Europe II	Navios Containers
Revenue	$226,771	$361,438	$17,059	$127,188
Net (loss)/income	$(68,541)	$27,465	$(26,661)	$3,348

	December 31, 2019					December 31, 2018
Income Statement	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II	Navios Containers	Navios Partners	Navios Acquisition	Navios Europe I	Navios Europe II
Revenue	$219,379	$280,117	$36,822	$46,718	$141,532	$231,361	$187,946	$34,885	$49,870
Net (loss)/ income before non-cash change in fair value of Junior Loan I and Junior Loan II	$(62,134)	$(65,707)	$(18,575)	$(30,203)	$7,507	$(13,081)	$(82,233)	$(22,881)	$(12,899)
Net (loss)/income	$(62,134)	$(65,707)	$(18,575)	$(30,203)	$7,507	$(13,081)	$(82,233)	$(3,197)	$(12,169)

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

As of December 31, 2020 and 2019, the carrying amount of the AFS Securities related to STX was $222 and $189, respectively and was included within the caption “Other long-term assets” in the consolidated balance sheets. During the year ended December 31, 2020, the unrealized holding gain related to these AFS Securities included within the caption “Other income” was $33. During the year ended December 31, 2019 and 2018, the unrealized holding loss related to these AFS Securities included within the caption “Other expense” was $3 and $46, respectively.

NOTE 10: ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities as of December 31, 2020 and 2019 consisted of the following:

	December 31, 2020	December 31, 2019
Payroll	$6,671	$6,701
Accrued interest	55,650	35,926
Accrued voyage expenses	1,344	—
Audit fees and related services	225	234
Accrued taxes	7,911	8,002
Professional fees	470	317
Other accrued expenses	264	—

Total accrued expenses	$72,535	$51,180

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 11: BORROWINGS

Borrowings as of December 31, 2020 and 2019 consisted of the following:

Navios Holdings borrowings	December 31, 2020	December 31, 2019
Loan Facility HCOB ($15,300)	9,945	11,475
Loan Facility Credit Agricole ($23,000)	11,100	12,600
Loan Facility Credit Agricole ($23,000)	11,400	12,900
Loan Facility DVB Bank SE ($72,000)	4,504	41,073
Loan Facility DVB Bank SE ($40,000)	—	5,556
Loan Facility Alpha Bank ($31,000)	20,200	22,000
Loan Facility Alpha Bank ($16,125)	12,925	14,025
Sale and Leaseback Agreements	62,934	—
2022 Senior Secured Notes	305,000	305,000
2022 Notes	476,822	497,604
2024 Notes	8,626	8,626
NSM Loan (including accrued interest of $526 and $2,163, respectively)	78,901	130,538
$50.0 million NSM Loan (including accrued interest of $326 and $0, respectively)	50,326	—

Total Navios Holdings borrowings	$1,052,683	$1,061,397

Navios Logistics borrowings	December 31, 2020	December 31, 2019
2022 Logistics Senior Notes	$—	$375,000
2025 Logistics Senior Notes	500,000	—
Navios Logistics Notes Payable	17,842	22,469
Navios Logistics BBVA Loan Facility	—	14,275
Navios Logistics New BBVA Loan Facility	22,000	—
Navios Logistics Alpha Bank Loan	9,100	10,500
Navios Logistics Term Loan B Facility	—	98,000
Seller’s Credit Agreement for the construction of six liquid barges	11,047	—
Other long-term loans	46	115

Total Navios Logistics borrowings	$560,035	$520,359

Total	December 31, 2020	December 31, 2019
Total borrowings	$1,612,718	$1,581,756
Less: current portion, net	(374,191)	(50,110)
Less: deferred finance costs and discount, net	(28,289)	(18,509)

Total long-term borrowings	$1,210,238	$1,513,137

Navios Holdings Debt

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of the 2022 Senior Secured Notes, at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of Navios Holdings in each of Navios GP L.L.C., Navios Maritime Acquisition Corporation, Navios South American Logistics Inc. and Navios Partners (following the merger of Navios Containers with Navios Partners), as well as by the vessel Navios Azimuth. The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics.

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

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of December 31, 2020.

Under the terms of the 2022 Senior Secured Notes, Navios Holdings had an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of our 2022 Notes are met.

On October 1, 2020, Navios Holdings entered into (1) the Sixth Supplemental Indenture to amend the terms of the indenture and related pledge agreements governing the 2022 Senior Secured Notes following its receipt of consents from bondholders representing a majority in aggregate principal amount (the “Consenting Noteholders”) of the 2022 Senior Secured Notes and (2) a consent agreement with the Consenting Noteholders (“Consent Agreement”) whereby the Consenting Noteholders agreed, subject to the satisfaction of certain conditions in the Consent Agreement, to provide their consents, as part of a consent solicitation to be made by the Company on or before the earlier of (i) 60 days following the consummation of a Qualified IPO (as defined in the Sixth Supplemental Indenture) of Navios Logistics or (ii) September 5, 2021, to the amendments contained in the form of supplemental indenture (“Form of Supermajority Supplemental Indenture”) which amendments require consent from 66 2/3% of the outstanding 2022 Senior Secured Notes affected.

The Sixth Supplemental Indenture, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios Logistics) can be used by the Company for general corporate purposes, absent a Default or Event of Default, (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes (including, absent a Default or an Event of Default, at a discount to par), (iii) eliminates the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes; and (iv) states, for the avoidance of doubt, that the Company may agree to the cancellation of amounts it owes to Navios Logistics under that certain loan agreement dated as of April 25, 2019 (as amended) in lieu of the receipt of pro rata cash dividends from Navios Logistics. The Sixth Supplemental Indenture became effective upon its execution by the Company and the Trustee, but the amendments and waivers contained therein will become operative only upon the occurrence of a Qualified IPO of Navios Logistics.

The Form of Supermajority Supplemental Indenture would further amend the Indenture to permit the Company to use the net proceeds it receives from any sale of Navios Logistics equity in connection with or following a Qualified IPO of Navios Logistics to repurchase 2022 Senior Secured Notes at a discount to par in certain circumstances.

There can be no assurance that the Company will receive the additional consents necessary to cause the amendments contemplated by the Form of Supermajority Supplemental Indenture to become effective.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of the 2022 Notes. During 2018, the Company repurchased $35,661 in par value of the 2022 Notes for a cash consideration of $28,796 resulting in a gain on bond extinguishment of $6,464, net of deferred financing costs written-off. During 2019, Navios Logistics repurchased $35,500 in par value of the 2022 Notes in open market transactions for a cash consideration of $17,642. During 2019, the Company repurchased $81,235 in par value of the 2022 Notes for a cash consideration of $50,683. These transactions resulted in a gain on bond extinguishment of $47,430, net of deferred financing costs written-off. (Refer to Note 16, “Secured credit facility with Navios Logistics”). During 2020, the Company repurchased $20,782 in par value of the 2022 Notes for a cash consideration of $9,443 resulting in a gain on bond extinguishment of $11,204, net of deferred financing costs written-off.

The 2022 Notes are senior obligations of the Co-Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In June 2017, Navios Ionian and Navios Horizon were released from the 2022 Notes and replaced by the Navios Galileo. In March 2018, Navios Herakles was released from the 2022 Notes and replaced by the Navios Equator Prosper. In July 2018, Navios Achilles was released from the 2022 Notes and replaced by the Navios Primavera. In December 2018 and in March 2019, Navios Magellan and Navios Meridian, respectively, were released from the 2022 Notes and the total proceeds of $14,000 were restricted in an escrow account and considered as a cash collateral. In May 2019 and June 2019, Navios Equator Prosper, Navios Vector and the cash collaterals held in escrow

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

accounts were released from the 2022 Notes and replaced by the N Bonanza and N Amalthia and the total proceeds of $7,410 were restricted in an escrow account and considered as cash collateral. In July 2019 and August 2019, Navios Arc and Navios Mercator, respectively, were released from the 2022 Notes. In August 2019, the cash collateral held in escrow accounts were released from the 2022 Notes and replaced by Navios Victory. In September 2019, Navios Primavera was released from the 2022 Notes and the total proceeds of $10,129 were restricted in escrow accounts and considered as cash collateral. In November 2019, Navios Victory and the cash collateral held in escrow accounts were released and replaced by Navios Northern Star, Navios Taurus and Navios Serenity. During the first half of 2020, Navios Hios, Navios Kypros and Navios Star were released from the 2022 Notes and were replaced by Navios Amitie, Jupiter N and $358 of cash collateral retained as trust monies in an escrow account. In August 2020 and September 2020, Navios Northern Star and Navios Amitie were released from the 2022 Notes, respectively, and were replaced by $15,251 of cash collateral retained as trust monies in an escrow account. In January 2021, Navios Asteriks and part of the cash collateral of $14,250 held in escrow accounts were released and replaced by Navios Bonheur. In April 2021, Navios Serenity and the remaining cash collateral held in escrow accounts were released and replaced by Navios Asteriks. Currently, the 2022 Notes are secured by 17 drybulk vessels. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the Co-Issuers have the option to redeem the 2022 Notes in whole or in part at par.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of December 31, 2020.

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date (Refer to Note 17).

On April 21, 2019, Navios Holdings issued $3,879 of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. (Refer to Note 17).

The 2024 Notes are Navios Holdings’ senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default. Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In August 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one Panamax vessel. In May 2019, the facility was refinanced. As of December 31, 2020, the facility is repayable in five semi-annual installments of $750, with a final balloon payment of $8,850 on the last payment date. The loan bears interest at a rate of LIBOR plus 275 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2020, the outstanding amount under this facility was $11,100 and was repaid in full in the first quarter of 2021.

In December 2011, Navios Holdings entered into a facility agreement with Emporiki Bank of Greece for an amount of up to $23,000 in order to partially finance the construction of one newbuilding bulk carrier. In May 2019, the facility was refinanced. As of December 31, 2020, the loan facility is repayable in three semi-annual equal installments of $750, with a final balloon payment of $9,150 on the last payment date. The loan bears interest at a rate of LIBOR plus 325 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2020, the outstanding amount under this facility was $11,400 and was repaid in full in the first quarter of 2021.

On December 20, 2013, Navios Holdings entered into a facility with Credit Agricole Corporate and Investment Bank for an amount of up to $22,500 in two equal tranches, in order to finance the acquisition of two Panamax vessels. The two tranches bore interest at a rate of LIBOR plus 300 basis points. In December 2017, the Company agreed to extend the last payment date to August 2021. The loan facility required compliance with certain financial covenants. As of December 31, 2018 the facility was refinanced and repaid in full and there was no outstanding amount.

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

Hamburg Commercial Bank AG Facility: On May 23, 2017, Navios Holdings entered into a facility agreement with Hamburg Commercial Bank AG for an amount of up to $15,300 in order to partially refinance the fourth tranche of the Commerzbank facility. As of December 31, 2020, the facility is repayable in three quarterly equal installments of $383, with a final balloon payment of $8,798 on the last payment date. The loan bears interest at a rate of LIBOR plus 300 basis points. The loan facility requires compliance with certain covenants. As of December 31, 2020, the outstanding amount under this facility was $9,945 and was repaid in full in the first quarter of 2021.

DVB Bank SE Facilities: On March 23, 2012, Navios Holdings entered into a facility agreement with a syndicate of banks led by DVB Bank SE for an amount of up to $42,000 in two tranches: (i) the first tranche is for an amount of up to $26,000 in order to finance the acquisition of a Handysize vessel; and (ii) the second tranche is for an amount of up to $16,000 to refinance the outstanding debt of an Ultra-Handymax vessel. On June 27, 2014, Navios Holdings refinanced the existing facility, adding a new tranche for an amount of $30,000 in order to finance the acquisition of a Capesize vessel, which was delivered in June 2014. On November 12, 2019, Navios Holdings amended this facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due in the first and second quarter of 2020 for one year, to June 2021 and released from collateral one Handysize vessel which was substituted by one Panamax vessel. The facility bears interest at a rate of LIBOR plus 293 basis points. During September 2020, the Company completed the sale of the Panamax vessel and the Capesize vessel which were released from collaterals and prepaid the amount of $33,003 for the satisfaction of the first and the third tranche of the facility. As of December 31, 2020, the second tranche is repayable in two quarterly installments of $268, with a final balloon payment of $3,968 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2020, the total outstanding amount was $4,504 and was repaid in full in the first quarter of 2021.

In September 2013, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $40,000 in order to finance the acquisition of four Panamax vessels, delivered in August and September 2013. The facility bore interest at a rate of LIBOR plus 325 basis points. In December 2017, Navios Holdings entered into a facility agreement with DVB Bank SE in order to extend the maturity of the outstanding balance originally due by September 2018 for three years, to September 2021. During 2019, Navios Holdings partially prepaid the indebtedness originally maturing in the third quarter of 2021 and released from collateral two Panamax vessels. In the first quarter of 2020, the outstanding amount of $5,556 was repaid in full and there was no outstanding balance as of December 31, 2020.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In January 2016, Navios Holdings entered into a facility agreement with DVB Bank SE for an amount of up to $41,000 to be drawn in two tranches, to finance the acquisition of one newbuilding Panamax vessel and one newbuilding Capesize vessel. The facility bore interest at a rate of LIBOR plus 255 basis points. The total amount drawn under the facility was $39,900. During August 2018, the Company completed the sale of the two vessels and repaid in full the two tranches of the facility, which had a total outstanding balance of $31,769.

Alpha Bank A.E.: On November 6, 2014, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $31,000 in order to finance part of the acquisition of a Capesize vessel. The loan bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2020, the facility is repayable in eight quarterly installments of $450, with a final balloon payment of $16,600 on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2020, the outstanding amount was $20,200.

On November 3, 2016, Navios Holdings entered into a facility agreement with Alpha Bank A.E. for an amount of up to $16,125 in order to refinance one Capesize vessel. The facility bears interest at a rate of LIBOR plus 300 basis points. As of December 31, 2020, the facility is repayable in eight quarterly installments of $275 each, with a final balloon payment of $10,725 payable on the last repayment date. The loan facility requires compliance with certain financial covenants. As of December 31, 2020, the outstanding amount was $12,925.

The facilities are secured by first priority mortgages on certain of Navios Holdings’ vessels and other collateral.

The credit facilities contain a number of restrictive covenants that limit Navios Holdings and/or certain of its subsidiaries from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels securing such facilities; changing the flag, class, management or ownership of certain Navios Holdings’ vessels; changing the commercial and technical management of certain Navios Holdings’ vessels; selling or changing the ownership of certain Navios Holdings’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels. The credit facilities also require the vessels to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. Additionally, the credit facilities require compliance with the covenants contained in the indentures governing the 2022 Senior Secured Notes, the 2022 Notes and the 2024 Notes (as defined herein). Among other events, it will be an event of default under the credit facilities if the financial covenants are not complied with or if Angeliki Frangou and her affiliate companies, together, own less than 20% of the outstanding share capital of Navios Holdings.

The Company’s secured credit facilities require compliance with maintenance covenants, including (i) value-to-loan ratio covenants, based on charter-free valuations, ranging from over 120% to 135%, (ii) minimum liquidity up to a maximum of $30,000, and (iii) net total debt divided by total assets, as defined in each secured credit facility, ranging from a maximum of 75% to 80%. Certain covenants in our secured credit facilities have been amended for a specific period to increase the covenant levels for the applicable net total debt divided by total assets maintenance covenants, as defined in each secured credit facility, to a maximum of 90%.

The Company has either repaid the credit facilities or received waivers of the covenants under each of the credit facilities, which remain outstanding as of the date of this filing.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141,795 (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation. During 2019, Navios Holdings repaid the amount of $13,420 under the terms of this facility. During 2020, Navios Holdings repaid the amount of $50,000 under the terms of this facility. As of December 31, 2020, the total outstanding balance of this facility amounted to $78,901, including $526 of accrued interest. Please see also Note 16.

$50.0 million NSM Loan

In June 2020, Navios Holdings entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation (“$50.0 million NSM Loan”) for a loan of up to $50,000 to be used for general corporate purposes. As of December 31, 2020, the total outstanding balance of this facility amounted to $50,326, including $326 of accrued interest. Please see also Note 16.

Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68,000 in total, with unrelated third parties for two Capesize vessels (the “Sale and Leaseback Agreements”). Navios Holdings has no purchase obligation to acquire the vessels at the end of the lease term, however, it is reasonably certain that respective purchase options will be exercised and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the Sale and Leaseback Agreements as a financial liability.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Sale and Leaseback Agreements are repayable by 144 consecutive monthly payments of approximately $224 and $238 each, commencing as of January 2020 and March 2020, respectively. As of December 31, 2020, the outstanding balance under the Sale and Leaseback Agreements of the two Capesize vessels was $62,934 in total. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $750 per vessel on the last repayment date.

The Sale and Leaseback Agreements have no financial covenants.

Navios Logistics Debt

2022 Logistics Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics (the “Logistics Co-Issuers”) issued $375,000 in aggregate principal amount of its Senior Notes due on May 1, 2022 (the “2022 Logistics Senior Notes”), at a fixed rate of 7.25%. The 2022 Logistics Senior Notes were unregistered were fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegaçăo Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which were deemed to be immaterial, and Logistics Finance, which was the co-issuer of the 2022 Logistics Senior Notes. The subsidiary guarantees were “full and unconditional” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary was designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Logistics Senior Notes. The 2022 Logistics Senior Notes were redeemed in full on July 16, 2020 at 100% of their face amount, plus accrued and unpaid interest to the redemption date with the proceeds of the Logistics Co-Issuer’s $500,000 at a fixed rate of 10.75% Senior Secured Notes due 2025 (the “2025 Logistics Senior Notes”). Following this transaction, Navios Logistics recognized a loss of $2,661 relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive (loss)/income within the caption “Gain on bond and debt extinguishment, net”.

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Logistics Finance issued $500,000 in aggregate principal amount of senior secured Notes due on July 1, 2025, at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Logistics Senior Notes, amounting to $487,504, were used to satisfy and discharge the indenture governing the 2022 Logistics Senior Notes, amounting to $375,000, to repay all amounts outstanding under the Navios Logistics’ Term Loan B Facility, amounting to $97,500 and to pay certain fees and expenses related to the offering, with the balance to be used for general corporate purposes.

On or after August 1, 2022, the Logistics Co-Issuers may redeem some or all of the 2025 Logistics Senior Notes at the redemption prices set forth in the indenture governing the 2025 Logistics Senior Notes. In addition, before August 1, 2022, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Logistics Senior Notes at a price equal to 110.750% of the principal amount of the 2025 Logistics Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Logistics Senior Notes remains outstanding. Prior to August 1, 2022, the Logistics Co-Issuers may also redeem all or a part of the 2025 Logistics Senior Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Logistics Senior Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Logistics Senior Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Logistics Senior Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment date. The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer and Grimaud Ventures S.A. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ cabotage business (the

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

(1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale port contract (collectively, the “Collateral”). The 2025 Logistics Senior Notes will be effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of December 31, 2020.

As of December 31, 2020, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $19,414. Interest expense associated with the 2025 Logistics Senior Notes amounted to $25,979 for the year ended December 31, 2020.

Navios Logistics Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, Corporacion Navios S.A. (“CNSA”) entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). CNSA incurs the obligation for the respective amount drawn by signing promissory notes (“Navios Logistics Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Navios Logistics Notes Payable, CNSA shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2020, Navios Logistics had drawn the total available amount and the outstanding balance of Navios Logistics Notes Payable was $17,842.

Navios Logistics BBVA Loan Facility and Navios Logistics New BBVA Loan Facility

On December 15, 2016, Navios Logistics entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes (the “Navios Logistics BBVA Loan Facility”). The loan bore interest at a rate of LIBOR (180 days) plus 325 basis points. The loan was repayable in 20 quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. On July 8, 2020, this loan was repaid in full in connection with drawing the Navios Logistics New BBVA Loan Facility. On February 28, 2020, Navios Logistics entered into a $25,000 loan facility (the “Navios Logistics New BBVA Loan Facility”) with BBVA, which was drawn on July 8, 2020. The Navios Logistics New BBVA Loan Facility was used to repay the Navios Logistics BBVA Loan Facility, and for general corporate purposes. The Navios Logistics New BBVA Loan Facility bears interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in quarterly installments with final maturity on March 31, 2022 and is secured by assignments of certain receivables. As at December 31, 2020 the outstanding amount of the Navios Logistics New BBVA Loan Facility was $22,000.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics New BBVA Loan Facility as of December 31, 2020.

Navios Logistics Alpha Bank Loan

On May 18, 2017, Navios Logistics entered into a $14,000 term loan facility in order to finance the acquisition of two product tankers (“Navios Logistics Alpha Bank Loan”). The Navios Logistics Alpha Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in 20 quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2020, the outstanding amount of the loan was $9,100.

Navios Logistics was in compliance with the covenants set forth in the Navios Logistics Alpha Bank Loan as of December 31, 2020.

Navios Logistics Credit Agreement

On August 17, 2018, Navios Logistics entered into a $7,615 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bore interest at a fixed rate of 675 basis points and was repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, Navios Logistics prepaid the total outstanding balance of the credit agreement, which was $3,808 (€3,100).

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Logistics Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Navios Logistics Term Loan B Facility”). The Navios Logistics Term Loan B Facility bore an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Navios Logistics Term Loan B Facility was repaid in full on July 8, 2020 at par plus accrued and unpaid interest to the repayment date with the proceeds of the 2025 Logistics Senior Notes. Following this transaction, Navios Logistics recognized a loss of $1,496 relating to the accelerated amortization of the unamortized deferred financing costs and is included in the consolidated statements of comprehensive (loss)/income within the caption “Gain on bond and debt extinguishment, net”.

Seller’s Credit Agreement for the construction of six liquid barges

In December 2020, Navios Logistics entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of December 31, 2020, Navios Logistics had drawn $11,229 and the outstanding balance was $11,047. Interest expense associated with the seller’s credit agreement for the construction of six liquid barges amounted to $176 for the year ended December 31, 2020.

Navios Logistics Other long-term loans

In connection with the acquisition of Hidronave S.A. on October 29, 2009, Navios Logistics assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021. As of December 31, 2020, the outstanding loan balance was $46.

Navios Logistics was in compliance with all the covenants set forth in this facility as of December 31, 2020.

During the year ended December 31, 2020, the Company in relation to its secured credit facilities paid $28,582 related to scheduled repayment installments, $38,556 related to the prepayment of two of Navios Holdings’ credit facilities and $97,500 related to the prepayment of Navios Logistics’ Term Loan B Facility. During the year ended December 31, 2020, the proceeds from the Sale and Leaseback Agreements for Navios Holdings were $66,862, net of deferred financing costs, the proceeds from the New BBVA Facility were $13,625 and the proceeds from Seller’s Credit Agreement for the construction of six liquid barges were $11,229.

The annual weighted average interest rates of the Company’s total borrowings were 7.89%, 7.70% and 7.78% for the years ended December 31, 2020, 2019 and 2018, respectively.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of December 31, 2020, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Year
2021(including total accrued interest of $852 of NSM Loan & $50.0 million NSM Loan)	$380,308
2022	592,231
2023	50,346
2024	46,683
2025	507,925
2026 and thereafter	35,225

Total	$1,612,718

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

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred financing costs. The 2022 Notes, the 2022 Senior Secured Notes, the 2025 Logistics Senior Notes and two Navios Logistics’ loans are fixed rate borrowings and their fair value was determined based on quoted market prices. The 2022 Logistics Senior Notes was fixed rate borrowing and their fair value had been determined based on quoted market prices as of December 31, 2019.

Loan receivable from affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Loans payable to affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

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

Long-term receivable from affiliate companies: The carrying amount of long-term receivable from affiliate companies approximates their fair value.

Long-term payable to affiliate companies: The carrying amount of long-term payables to affiliate companies approximates their fair value.

The estimated fair values of the Company’s financial instruments were as follows:

	December 31, 2020		December 31, 2019
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$94,881	$94,881	$77,991	$77,991
Restricted cash	$16,303	$16,303	$736	$736
Investments in available-for-sale-securities	$222	$222	$189	$189
Loan receivable from affiliate companies	$—	$—	$24,495	$24,495
Long-term receivable from affiliate company	$—	$—	$5,328	$5,328
Senior and ship mortgage notes, net	$(1,263,566)	$(1,054,616)	$(1,170,679)	$(875,228)
Long-term debt, including current portion	$(191,636)	$(193,043)	$(262,030)	$(264,498)
Loans payable to affiliate companies, including current portion	$(129,227)	$(129,227)	$(130,538)	$(130,538)
Long-term payable to affiliate companies	$—	$—	$(5,000)	$(5,000)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$222	$222	$—	$—

Total	$222	$222	$—	$—

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements as of December 31, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$189	$189	$—	$—

Total	$189	$189	$—	$—

The Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$38,054	$6,644	$31,410	$—
Operating lease assets	$10,018	$—	$10,018	$—

Total	$48,072	$6,644	$41,428	$—

The Company recorded an impairment loss of $59,108 during the year ended December 31, 2020 for three of its vessels, the fair value of which is measured at $38,054, as at December 31, 2020.

The Company recorded an impairment loss of $1,361 during the year ended December 31, 2020 for two of its charter-in vessels, the fair value of which is measured at $10,018, as at December 31, 2020.

	Fair Value Measurements as of December 31, 2019
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$62,397	$7,497	$54,900	$—
Operating lease assets	$89,945	$—	$89,945	$—

Total	$152,342	$7,497	$144,845	$—

The Company recorded an impairment loss of $92,013 during the year ended December 31, 2019 for three of its vessels, the fair value of which is measured at $62,397, as at December 31, 2019.

The Company recorded an impairment loss of $38,636 during the year ended December 31, 2019 for certain of its charter-in vessels, the fair value of which is measured at $89,945, as at December 31, 2019.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements at December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$94,881	$94,881	$—	$—
Restricted cash	$16,303	$16,303	$—	$—
Investments in available-for-sale-securities	$222	$222	$—	$—
Loan receivable from affiliate companies(2)	$—	$—	$—	$—
Long-term receivable from affiliate company	$—	$—	$—	$—
Senior and ship mortgage notes	$(1,054,616)	$(1,045,990)	$(8,626)	$—
Long-term debt, including current portion(1)	$(193,043)	$—	$(193,043)	$—
Loans payable to affiliate companies, including current portion	$(129,227)	$—	$(129,227)	$—
Long-term payable to affiliate companies(2)	$—	$—	$—	$—

	Fair Value Measurements at December 31, 2019
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$77,991	$77,991	$—	$—
Restricted cash	$736	$736	$—	$—
Investments in available-for-sale-securities	$189	$189	$—	$—
Loan receivable from affiliate companies(2)	$24,495	$—	$24,495	$—
Long-term receivable from affiliate company	$5,328	$—	$5,328	$—
Senior and ship mortgage notes	$(875,228)	$(866,602)	$(8,626)	$—
Long-term debt, including current portion(1)	$(264,498)	$—	$(264,498)	$—
Loans payable to affiliate companies, including current portion	$(130,538)	$—	$(130,538)	$—
Long-term payable to affiliate companies(2)	$(5,000)	$—	$(5,000)	$—

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

NOTE 13: EMPLOYEE BENEFIT PLANS

Retirement Saving Plan

The Company sponsored an employee saving plan covering all of its employees in the United States. The Company’s contributions to the employee saving plan during the years ended December 31, 2020, 2019 and 2018, were approximately $0, $73 and $132, respectively, which included a discretionary contribution of $0, $0 and $36, respectively. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these benefits are provided by NSM.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the years ended December 31, 2020, 2019 and 2018, the Company did not award any restricted stock, restricted stock units or stock options, which vest upon achievement of certain performance conditions.

The fair value of all share appreciation rights awards and stock option awards has been calculated based on the modified Black-Scholes method. A description of the significant assumptions used to estimate the fair value of the stock option awards is set out below:

•

Expected term: The Company began granting stock options in October 2007. The first stock option exercise was in 2010 and the number of options exercised (adjusted to reflect the Reverse Stock Split) during each of the years ended December 31, 2014 (14,319), 2013 (15,356), 2012 (2,925), 2011 (13,058) and 2010 (13,058) was small in relation to the total number of options granted. No stock options were exercised during the years ended December 31, 2020, 2019 and 2018. Therefore, due to limited historical share option exercise experience to provide for a reasonable basis upon which to estimate expected term, the Company opted to apply the simplified method.

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

The fair value of restricted share unit, restricted stock and restricted stock unit grants excludes dividends to which holders of restricted share units, restricted stock and restricted stock units are not entitled. The expected dividend assumption used in the valuation of restricted share unit, restricted stock and restricted stock units grant is $0 for 2020, 2019 and 2018.

No restricted stock has been granted for the year ended December 31, 2020.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2019 was $2.84.

The weighted average grant date fair value of restricted stock granted during the year ended December 31, 2018 was $3.0.

The effect of compensation expense arising from the stock-based arrangements described above amounted to $1,268, $2,885 and $4,556 for the years ended December 31, 2020, 2019 and 2018, respectively and it was reflected in general and administrative expenses on the consolidated statements of comprehensive (loss)/income. The recognized compensation expense for the year is presented as an adjustment to reconcile net income to net cash provided by operating activities on the consolidated statements of cash flows.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The summary of stock-based awards is summarized as follows (in thousands except share and per share data which have been adjusted to reflect the Reverse Stock Split):

Options	Shares	Weighted average exercise price	Weighted average remaining term	Aggregate fair value
Outstanding as of December 31, 2017	790,458	$29.8	3.80	$7,539
Vested at December 31, 2017	136,011	—	—	—
Exercisable at December 31, 2017	136,011	—	—	—
Forfeited or expired	(128,481)	—	—	(1,843)
Granted	—	—	—	—
Outstanding as of December 31, 2018	661,977	$28.2	3.36	$5,696
Vested at December 31, 2018	116,667	—	—	—
Exercisable at December 31, 2018	116,667	—	—	—
Forfeited or expired	(132,209)	—	—	(682)
Outstanding as of December 31, 2019	529,768	26.6	2.96	5,014
Vested at December 31, 2019	83,333	—	—	—
Exercisable at December 31, 2019	83,333	—	—	—
Forfeited or expired	(67,475)	—	—	(1,199)
Outstanding as of December 31, 2020	462,293	17.9	2.25	3,815
Restricted stock and restricted stock units
Non Vested as of December 31, 2017	701,731	$—	3.09	$9,059
Granted	287,500	—	—	863
Vested	(279,071)	—	—	(3,425)
Forfeited or expired	(450)	—	—	(7)
Non Vested as of December 31, 2018	709,710	$—	3.11	$6,490
Granted	167,515	—	—	476
Vested	(180,469)	—	—	(1,595)
Forfeited or expired	(3,367)	—	—	(42)
Non Vested as of December 31, 2019	693,389	$—	2.32	$5,329
Granted	—	—	—	—
Vested	(309,664)	—	—	(2,858)
Forfeited or expired	(1,345)	—	—	(17)
Non Vested as of December 31, 2020	382,380	$—	1.72	2,453

The estimated compensation cost relating to service conditions of non-vested (i) share appreciation rights and stock options and (ii) restricted share units, restricted stock and restricted stock unit awards, not yet recognized was $0 and $666, respectively, as of December 31, 2020 and is expected to be recognized over the weighted average period of 2.17 years.

NOTE 14: COMMITMENTS AND CONTINGENCIES

As of December 31, 2020, the Company was contingently liable for letters of guarantee and letters of credit amounting to $10 (December 31, 2019: $10 ) issued by various banks in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, Navios Holdings agreed to charter-in, under a ten year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020, Navios Holdings took delivery of the Navios Galaxy II. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel, of which $2,705 was paid during the year ended December 31, 2019. As of December 31, 2020, the total amount of $6,704, including expenses and interest, is presented within the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019, Navios Holdings took delivery of the Navios Herakles I. On November 28, 2019, Navios Holdings took delivery of the Navios Uranus. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels, of which $8,340 was paid during the year ended December 31, 2018 and the remaining $2,800 was paid during the year ended December 31, 2019. As of December 31, 2020, the total amount of $14,070, including expenses and interest, is presented within the caption “Other long-term assets”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020, Navios Holdings took delivery of the Navios Felicity I. Navios Holdings has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel, of which $2,795 was paid during the year ended December 31, 2018 and the remaining $2,795 was paid during the year ended December 31, 2019. As of December 31, 2020, the total amount of $7,193, including expenses and interest, is presented within the caption “Other long-term assets”.

In October 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, Navios Holdings took delivery of the Navios Magellan II. Navios Holdings has agreed to pay in total $5,820, representing a deposit for the option to acquire this vessel, of which $2,910 was paid during the year ended December 31, 2018 and the remaining $2,910 was paid during the year ended December 31, 2019. As of December 31, 2020, the total amount of $7,506, including expenses and interest, is presented within the caption “Other long-term assets”.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2022.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay, for which Navios Logistics maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of December 31, 2019, the full amount has been collected in relation to this insurance claim.

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount of $4,140, which will be collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. For the year ended December 31, 2020, a gain of $4,102 was included within the caption “Other income” in the consolidated statements of comprehensive (loss)/income. The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

In the third quarter of 2020, Navios Logistics signed a binding letter of intent to acquire three pushboats and 18 tank barges (the “Navios Logistics’ 2020 Fleet”), operating in the Hidrovia Waterway, for a purchase price of $30,000. Included as a component of the acquisition of the Navios Logistics’ 2020 Fleet is a firm customer contract, in the form of a contract of affreightment for the transportation of a minimum of 1,250,000 cubic meters of fuel during a period of up to five years (“the 2020 Fleet COA”). The acquisition will be funded with $15,000 from existing cash to be paid at closing and sellers’ financing of $15,000, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments.

NOTE 15: LEASES

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As a result of the adoption of these standards, there was no effect on the Company’s opening accumulated deficit, consolidated balance sheets and consolidated statements of comprehensive (loss)/income.

Time charter-in and bareboat-in contracts

As of December 31, 2020, Navios Holdings had time charter-in and bareboat-in contracts whose remaining lease terms ranged from 0.1 years to 9.5 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. The Company will continue to recognize the lease payments for all operating leases as charter hire expense on the consolidated statements of comprehensive (loss)/income on a straight-line basis over the lease term.

Land lease agreements

As of December 31, 2020, Navios Logistics had land lease agreements whose remaining lease terms range from 45.2 years to 45.6 years.

Office lease agreements

As of December 31, 2020, Navios Logistics had office lease agreements whose remaining lease terms ranged from 0.5 years to 2.8 years, respectively.

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

	Dry Bulk Vessel Operations December 31, 2020	Dry Bulk Vessel Operations December 31, 2019	Logistics Business December 31, 2020	Logistics Business December 31, 2019	Total December 31, 2020	Total December 31, 2019
Operating lease assets
Charter-in contracts (1)	$219,574	$255,153	$—	$—	$219,574	$255,153
Land lease agreements	—	—	7,878	7,660	7,878	7,660
Office lease agreements	—	—	510	1,192	510	1,192

Total	$219,574	$255,153	$8,388	$8,852	$227,962	$264,005

Operating lease liabilities, current portion
Charter-in contracts	$81,276	$86,636	$—	$—	$81,276	$86,636
Land lease agreements	—	—	(199)	(218)	(199)	(218)
Office lease agreements	—	—	338	685	338	685

Total	$81,276	$86,636	$139	$467	$81,415	$87,103

Operating lease liabilities, net of current portion
Charter-in contracts	$185,092	$217,932	$—	$—	$185,092	$217,932
Land lease agreements	—	—	8,077	7,878	8,077	7,878
Office lease agreements	—	—	181	519	181	519

Total	$185,092	$217,932	$8,258	$8,397	$193,350	$226,329

(1)	Based on the net present value of the remaining charter-in and rental payments for existing operating leases.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

At lease commencement, the Company determines a discount rate to calculate the present value of the lease payments so that it can determine lease classification and measure the lease liability. In determining the discount rate to be used at lease commencement, the Company used its incremental borrowing rate as there was no implicit rate included in charter-in and bareboat-in contracts, land lease and office lease agreements that can be readily determinable. The incremental borrowing rate is the rate that reflects the interest a lessee would have to pay to borrow funds on a collateralized basis over a similar term and in a similar economic environment. The Company then applied the respective incremental borrowing rates to each lease based on the remaining lease term of the specific lease. Navios Holdings’ and Navios Logistics’ incremental borrowing rates upon adoption were 8.25% and 7.25%, respectively.

The tables below present the components of the Company’s lease expense for the years ended December 31, 2020, 2019 and 2018:

	Dry Bulk Vessel Operations Year Ended December 31, 2020	Logistics Business Year Ended December 31, 2020	Total
Lease expense for charter-in contracts	$94,545	$6,587	$101,132
Lease expense for land lease agreements	—	564	564
Lease expense for office lease agreements	—	600	600

Total	$94,545	$7,751	$102,296

	Dry Bulk Vessel Operations Year Ended December 31, 2019	Logistics Business Year Ended December 31, 2019	Total
Lease expense for charter-in contracts	$117,562	$3,865	$121,427
Lease expense for land lease agreements	—	552	552
Lease expense for office lease agreements	1,825	676	2,501

Total	$119,387	$5,093	$124,480

	Dry Bulk Vessel Operations Year Ended December 31, 2018	Logistics Business Year Ended December 31, 2018	Total
Lease expense for charter-in contracts	$131,438	$114	$131,552
Lease expense for land lease agreements	—	344	344
Lease expense for office lease agreements	2,174	702	2,876

Total	$133,612	$1,160	$134,772

Lease expenses for charter-in contracts (including bareboat-in contracts) are included in the consolidated statement of comprehensive (loss)/ income within the caption “Time charter, voyage and logistics business expenses”. Lease expenses for land lease agreements and office lease agreements are included in the consolidated statement of comprehensive (loss)/income within the captions “Time charter, voyage and logistics business expenses” and “General and administrative expenses”, respectively.

During the years ended December 31, 2020 and 2019, Navios Holdings recorded an impairment loss of $1,361 and $38,636 for certain of its charter-in vessels, respectively.

During the years ended December 31, 2020 and 2019, the Company entered into new lease liabilities amounting to $43,516 and $47,064, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The table below provides the total amount of lease payments on an undiscounted basis on our charter-in contracts (including bareboat-in contracts), office lease agreements and land lease agreements as of December 31, 2020:

	Charter-in vessels in operation	Land Leases	Office space
December 31, 2021	$100,690	$556	$356
December 31, 2022	63,995	556	101
December 31, 2023	54,148	556	81
December 31, 2024	39,788	556	—
December 31, 2025	19,076	556	—
December 31, 2026 and thereafter	45,934	22,446	—

Total	$323,631	$25,226	$538

Operating lease liabilities, including current portion	$266,367	$7,878	$519

Discount based on incremental borrowing rate	$57,264	$17,348	$19

As of December 31, 2020, the weighted average remaining lease terms on our charter-in contracts (including bareboat-in contracts), office lease agreements and land leases are 4.9 years, 1.5 years and 45.3 years, respectively.

As of December 31, 2019, the weighted average remaining lease terms on our charter-in contracts (including bareboat-in contracts), office lease agreements and land leases are 4.5 years, 1.9 years and 46.3 years, respectively.

Charter-out vessels, barges and pushboats:

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

	Dry bulk vessels	Logistics business
2021	36,850	119,181
2022	—	95,041
2023	—	82,671
2024	—	71,458
2025	—	71,427
2026 and thereafter	—	583,645

Total minimum revenue, net of commissions	$36,850	$1,023,423

Revenues from time charters are not generally received when a vessel is off-hire, which includes time required for scheduled maintenance of the vessel.

NOTE 16: TRANSACTIONS WITH RELATED PARTIES

Sale of Management: In August 2019, Navios Holdings sold its ship management division, the general partnership interests in Navios Partners (except for the incentive distribution rights) and Navios Containers GP LLC to NSM, affiliated with Company’s Chairman and Chief Executive Officer, Angeliki Frangou. The Company received aggregate consideration of $20,000 (including assumption of liabilities) and five-year service agreements under which NSM provides technical and commercial management services at a fixed rate of $3.7 per day per vessel until August 2021 which will increase thereafter by 3% annually, unless otherwise agreed, and administrative services, reimbursed at allocable cost. As a result of the Transaction the Company is a holding company owning dry bulk vessels and various investments in entities owning maritime and infrastructure assets. NSM owns all entities providing ship management services and employs all associated people. NSM owns the general partner interests in Navios Containers and Navios Partners. The Company simultaneously entered into a secured credit facility with NSM whereby the Company agreed to repay NSM a loan of $141,795 (including post-closing adjustments). See also “NSM Loan” below.

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

Purchase of Services: The Company utilized its former affiliate company, Acropolis, as a broker until the sale of its investment on December 6, 2018. Commissions charged from Acropolis for each of the years ended December 31, 2019, 2018 and 2017 were $0 for all periods. Included in the trade accounts payable at both December 31, 2020 and 2019 was an amount due to Acropolis of $76.

Vessel Operating Expenses (management fees): Prior to the sale of the management division effected on August 30, 2019, Navios Holdings provided commercial and technical management services to the owned vessels of Navios Partners, Navios Acquisition and Navios Containers for certain contracted daily fixed fees under the existing management agreements. Drydocking and special survey expenses were reimbursed at cost. In addition, Navios Holdings provided commercial and technical management services to Navios Europe I’s and Navios Europe II’s owned vessels which under the management agreements in place were reimbursed at cost. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. For the period from January 1, 2019 to August 30, 2019, certain extraordinary fees and costs related to regulatory requirements under the management agreements in place amounted to $15,750 (for the year ended December 31, 2018: $0) and are presented within the caption “Other income”. Total management fees for vessel operating expenses for the period from January 1, 2019 to August 30, 2019 and for the year ended December 31, 2018, amounted to $149,184 and $206,427, respectively, and are presented net within the caption “Direct vessel expenses”.

Following the sale of the management division effected on August 30, 2019, outlined in Note 3, and pursuant to the Management Agreement, NSM provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The fee for the ship management services provided by NSM is a daily fee of $3.7 per day per owned vessel. This rate is fixed until August 2021 and will increase thereafter by 3% annually, unless otherwise agreed. The fee for the ship management services provided by NSM is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement will be reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the year ended December 31, 2020 and for the period from August 30, 2019 to December 31, 2019 amounted to $45,487 and $14,372, respectively, and are presented within the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. As of December 31, 2019 the outstanding balance of the claim was $10,000. In October 2020, the Company paid an amount of $5,000 to Navios Partners. As of December 31, 2020 the outstanding balance of the claim was $5,000. In April 2021, the Company paid the amount of $5,000 to Navios Partners as the final settlement of the outstanding balance of the claim.

General and Administrative Expenses incurred on behalf of affiliate companies/Administrative fee revenue from affiliate companies: Navios Holdings provided administrative services to Navios Partners, Navios Acquisition, Navios Containers, Navios Europe I and Navios Europe II. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and for the year ended December 31, 2018, amounted to $16,991 and $28,393, respectively.

Navios Holdings provided administrative services to Navios Logistics. In April 2016, Navios Holdings extended the duration of its existing administrative services agreement with Navios Logistics until December 2021, pursuant to its existing terms. Navios Holdings was reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Following the sale of the management division effected on August 30, 2019, outlined in Note 3, these services are provided by NSM. Total general and administrative fees for the period from January 1, 2019 to August 30, 2019 and for the year ended December 31, 2018 amounted to $763 and $1,000, respectively. The general and administrative fees for these periods have been eliminated upon consolidation. Total general and administrative fees charged for the year ended December 31, 2020 and for the period from August 30, 2019 to December 31, 2019 amounted to $1,144 and $381, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Following the sale of the management division effected on August 30, 2019, outlined in Note 3 and pursuant to the Administrative Services Agreement, NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the year ended December 31, 2020 and for the period from August 30, 2019 to December 31, 2019, amounted to $9,371 and $2,952, respectively.

Balance due to/from affiliate companies (excluding Navios Europe I and Navios Europe II): Balance due to NSM as of December 31, 2020 amounted to $22,114 (December 31, 2019: $1,353), the Long-term receivable from NSM as of December 31, 2020 amounted to $0 (as of December 31, 2019: $5,328). Balance due to Navios Partners as of December 31, 2020 amounted to $5,000 (December 31, 2019: $5,000) and the Long-term payable to Navios Partners amounted to $0 (December 31, 2019: $5,000) in relation to the Navios Partners Guarantee. Balance due from Navios Acquisition as of December 31, 2020 amounted to $243 (December 31, 2019: $1,460) and related to declared dividend.

As of December 31, 2020 the balance mainly consisted of management fees for vessel operating expenses, payments to NSM in accordance with the Management Agreement and other amounts in connection with dry-dock, ballast water treatment system and special survey of our vessels.

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

Navios Holdings entered into an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) in connection with the closing of Navios Acquisition’s initial vessel acquisition, pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containership vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliate companies to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition, and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have granted a right of first refusal to Navios Containers over any container vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliate companies to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of December 31, 2020, Navios Holdings had not exercised any part of that option.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognized the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and deferred recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain was amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain was accelerated in the event that (i) the vessel was subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners was reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, referred in Note 3, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners. As of January 1, 2020 the unamortized deferred gain of $6,285 was recorded as other adjustments within accumulated deficit. For the years ended December 31, 2020, 2019, and 2018, Navios Holdings recognized $0, $1,842 and $1,828 of the deferred gain, respectively, in “Equity in net losses of affiliate companies”.

In September 2020, Navios Holdings completed the sale of the Navios Gem, a 2014-built Capesize vessel of 181,336 dwt, and of the Navios Victory, a 2014-built Panamax vessel of 77,095 dwt, to Navios Partners for a sale price of $51,000 in total including net liabilities of $4,378.

Participation in Offerings of Affiliate Companies: Refer to Note 9 for Navios Holdings’ participation in Navios Acquisition’s and Navios Partners’ offerings. On February 4, 2015, Navios Holdings entered into a share purchase agreement with Navios Partners pursuant to which Navios Holdings made an investment in Navios Partners by purchasing common units, and general partnership interests, in order to maintain its 20.0% partnership interest in Navios Partners following its equity offering in February 2015. In connection with this agreement, Navios Holdings entered into a registration rights agreement with Navios Partners pursuant to which Navios Partners provided Navios Holdings with certain rights relating to the registration of the common units. Navios Holdings has entered into additional share purchase agreements on December 30, 2016, March 3, 2017, March 23, 2017, March 31, 2017, January 11, 2018, February 21, 2018, December 20, 2018 and February 1, 2019 for the purchase up to a total of 1,754,981 general partnership units.

Balance due from Navios Europe I: Following the liquidation, the balance due from Navios Europe I as of December 31, 2020 and 2019 was $0. As a result of this liquidation, Navios Holdings received the outstanding receivable of $13,420, in December 2019.

The Navios Revolving Loans I and the Navios Term Loans I earned interest and an annual preferred return, respectively, at 1,270 basis points per annum, on a quarterly compounding basis. There were no covenant requirements or stated maturity dates. As of December 31, 2019 the loan was fully received and there was no outstanding balance.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe II revolving loans of up to $43,500 to fund the Navios Revolving Loans II. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 9).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the Junior Loan II for $5,000. Navios Europe II owned seven containership vessels and seven drybulk vessels.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of this liquidation, Navios Holdings received the total outstanding balance due from Navios Europe II, representing the Navios Revolving Loans II, the Navios Term Loans II and accrued interest thereof directly owed to Navios Holdings, previously presented within the captions “Due from affiliate companies” and “Loans receivable from affiliate companies” and acquired two Panamax vessels of Navios Europe II (see Note 5).

Following the Liquidation of Navios Europe II, the balance due from Navios Europe II as of December 31, 2020 was $0. As of December 31, 2019, Navios Holdings’ balance due from Navios Europe II, amounted to $20,712, which included the net current receivable amount mainly consisting of $13,154, of accrued interest income earned under the Navios Revolving Loans II (as defined in Note 9) and the net non-current amount receivable of $7,558 related to the accrued interest income earned under the Navios Term Loans II (as defined in Note 9). The outstanding amount relating to Navios Holdings’ portion under the Navios Revolving Loans II was $16,938 as of December 31, 2019, within the caption “Loan receivable from affiliate companies”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Navios Revolving Loans II and the Navios Term Loans II earned interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

The decline in the fair value of the investment during the first quarter of 2020 was considered as other-than-temporary and, therefore, a loss of $6,050 was recognized and included in the accompanying consolidated statements of comprehensive (loss)/income for the year ended December 31, 2020, within the caption “Impairment of loan receivable from affiliate company”. The fair value was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

Secured credit facility with Navios Logistics: On April 25, 2019, Navios Holdings entered into a secured credit facility of $50,000 with Navios Logistics to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility is secured by (i) any 2022 Notes purchased by Navios Holdings with these funds and (ii) equity interests in five subsidiaries of the Company that have entered into certain bareboat contracts. The credit facility is available in multiple drawings, had an arrangement fee of $500 and originally bore a fixed interest rate of 12.75% for the first year and a fixed interest rate of 14.75% for the second year, payable annually. The secured credit facility includes negative covenants substantially similar to the 2022 Notes and customary events of default. In December 2019, Navios Holdings and Navios Logistics agreed to increase the amount by $20,000 and amended the interest rate of the whole facility to 12.75% or 10.0% if certain conditions were met. Following the satisfaction of those conditions in July 2020, the credit facility now matures in December 2024 and bears interest at a rate of 10.0% per annum. As of December 31, 2020, $70,000 was drawn under this facility, of which $18,726 was used to acquire the 2022 Notes from Navios Logistics and the remaining amount was used to repurchase 2022 Notes.

On June 25, 2020, Navios Holdings and Navios Logistics amended the secured credit facility with Navios Logistics to allow a portion of the total interest payable to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Navios Logistics and paid Navios Logistics $2,308 in satisfaction of the interest payable in respect of this facility.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141,795 (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM. In general, the amount owed reflects the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the Transaction over (ii) the short term assets of the ship management business. The Company’s obligations under the NSM Loan are guaranteed by substantially the same subsidiaries that guarantee the 2022 Notes and secured by assets of the Company that do not secure the Ship Mortgage Notes or the 2022 Senior Secured Notes. The credit facility is repayable over a five-year period; of the initial amount, $47,000 was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20,000 of deferral may be outstanding during the first or second year and $10,000 outstanding in the third year. The loan agreement provides for interest at 5.0% annually, and 7.0% annually for deferred principal amounts. During December 2019, Navios Holdings repaid the amount of $13,420 under the terms of this facility. During June 2020 and July 2020, Navios Holdings repaid the amount of $31,500 and $18,500, respectively, under the terms of this facility.

As of December 31, 2020, the outstanding balance was $78,375 (December 31, 2019: $128,375) and the accrued interest was $526 (December 31, 2019: $2,163). Of the outstanding amount and accrued interest $10,328 (December 31, 2019: $22,552) is included within the caption “Current portion of loans payable to affiliate companies”.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM, for a loan of up to $50,000 to be used for general corporate purposes. The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement will be repayable in up to 18 equal consecutive quarterly installments. Principal payments that fall due during the first year following the initial drawdown may be deferred, at the Company’s election, in whole or in part. The loan agreement provides for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts).

As of December 31, 2020, the outstanding balance was $50,000 (December 31, 2019: $0) and the accrued interest was $326 (December 31, 2019: $0). Of the outstanding amount and accrued interest, $16,266 is included within the caption “Current portion of loans payable to affiliate companies”.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company’s obligations under the $50.0 million NSM Loan are guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 104,069 common units in Navios Containers and second priority pledge in respect of 2022 Notes owned by Navios Holdings.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

NOTE 17: PREFERRED AND COMMON STOCK

Reverse Stock Split

On December 21, 2018, the Company’s common stockholders approved a one-for-ten reverse stock split of the Company’s outstanding shares of common stock (the “Reverse Stock Split”). The Reverse Stock Split was effective since January 3, 2019 and the common stock commenced trading on that date on a split-adjusted basis. As a result of the Reverse Stock Split, every ten shares of issued and outstanding common stock were combined into one issued and outstanding share of common stock, without any change in authorized shares or the par value per share. All issued and outstanding shares of common stock, redemption and conversion terms of preferred stock, options to purchase common stock and per share amounts contained in the consolidated financial statements have been retroactively adjusted to reflect the Reverse Stock Split for all periods presented. The retroactive application of the Reverse Stock Split reduced the number of shares of common stock outstanding from 128,434,137 shares to 12,843,414 shares as of December 31, 2018 and from 120,386,472 shares to 12,038,647 shares as of December 31, 2017. The par value of the common stock remained at $0.0001 per share.

Vested, Surrendered and Forfeited

During 2020, 825 and 84,336 restricted stock units, issued to the Company’s employees in 2017 and 2016 vested.

During 2019, 825 and 334 restricted stock units, issued to the Company’s employees in 2017 and 2016 vested.

During 2018, 85,000 and 825 restricted stock units, issued to the Company’s employees in 2016 and 2017, vested.

During the years ended December 31, 2020, 2019 and 2018, 1,345, 3,379 and 656 restricted shares of common stock, respectively, were forfeited upon termination of employment.

Conversion of Preferred Stock

During the year ended December 31, 2020, 210 shares of convertible preferred stock were converted into 22,712 shares of common stock including 1,712 shares of common stock being unpaid dividend. Following the conversion of 210 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $171. The cancelled undeclared dividend was converted to 1,712 shares of common stock with a fair value of $6 at the date of issuance (See also Note 20).

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

As of March 21, 2019, a total of 10,930 Series H were validly tendered representing a net aggregate nominal value of approximately $26,297. Navios Holdings paid $997 for tender offer expenses, approximately $4,188 as cash consideration and a total of approximately $4,747 in aggregate principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $16,365 was recorded in accumulated deficit. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series H of $7,678.

As of April 18, 2019, a total of 8,841 Series G were validly tendered representing a net aggregate nominal value of approximately $21,271. Navios Holdings paid $620 for tender offer expenses, approximately $4,423 cash consideration and issued a total of approximately $3,879 principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $12,568 was recorded in accumulated deficit. Following the completion of the offer, the company cancelled the undeclared preferred dividend of series G of $6,798.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of December 31, 2020 were $25,222 (net of cancelled dividends).

On July 15, 2017, the Company reached six quarterly dividend payments in arrears relating to its Series G and Series H and as a result the respective dividend rate increased by 0.25%.

Issuances to Employees, Officers and Directors

On July 10, 2020, Navios Logistics declared and paid a $6,381 dividend in cash or in Navios Holdings shares of common stock, from which Navios Holdings received 2,414,263 shares and the amount of $2,308 was paid to Navios Logistics’ noncontrolling shareholders.

On February 21, 2020, Navios Logistics’ board of directors declared and paid a $27,500 dividend, out of which the amount of $17,552 was paid to Navios Holdings and the amount of $9,948 to Navios Logistics’ noncontrolling shareholders.

During the year ended December 31, 2020, no stock was granted to Navios Holdings’ employees, officers and directors.

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

Navios Holdings had outstanding as of December 31, 2020, 15,881,147 shares, from which 2,414,263 shares are held by Navios Corporation, a subsidiary of Navios Holdings, and are considered as treasury shares and as of December 31, 2019, had outstanding 13,360,356 shares of common stock. Preferred stock was 23,032 (5,350 Series G shares and 17,682 Series H shares) and 23,242 (5,350 Series G shares, 17,682 Series H shares and 210 shares of convertible preferred stock) as of December 31, 2020 and 2019, respectively.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 18: INTEREST EXPENSE AND FINANCE COST

Interest expense and finance cost consisted of the following:

	For the Year Ended December 31, 2020	For the Year Ended December 31, 2019	For the Year Ended December 31, 2018
Interest expense	$128,696	$125,496	$129,941
Amortization and write-off of deferred financing costs	7,863	7,746	7,866
Other	—	237	109

Interest expense and financing cost	$136,559	$133,479	$137,916

NOTE 19: SEGMENT INFORMATION

The Company through August 30, 2019 had three reportable segments from which it derived its revenues: Dry Bulk Vessel Operations, Logistics Business and Containers Business. The Containers Business became a reportable segment as a result of the consolidation of Navios Containers from November 30, 2018 (date of obtaining control) and ceased to be a reportable segment on August 30, 2019 (date of loss of control) (see also Note 3). Following the reclassification of the results of Navios Containers as discontinued operations (see also Note 3), the Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics Business. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels. The Logistics Business consists of operating ports and transfer station terminals, handling of vessels, barges and pushboats as well as upriver transport facilities in the Hidrovia region.

The Company measures segment performance based on net (loss)/income attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Year Ended December 31, 2020	Logistics Business for the Year Ended December 31, 2020	Total for the Year Ended December 31, 2020
Revenue	$200,794	$215,924	$416,718
Interest income	48	209	257
Interest expense and financing cost	(88,237)	(48,322)	(136,559)
Depreciation and amortization	(42,076)	(28,939)	(71,015)
Equity in net losses of affiliate companies	(1,293)	—	(1,293)
Net loss attributable to Navios Holdings common stockholders	(192,207)	(754)	(192,961)
Total assets	1,316,936	654,389	1,971,325
Goodwill	56,240	104,096	160,336
Capital expenditures	(99,068)	(8,441)	(107,509)
Investment in affiliate companies	56,988	—	56,988
Cash and cash equivalents	20,011	74,870	94,881
Restricted cash	16,303	—	16,303
Long-term debt, net (including current and noncurrent portion)	$1,043,839	$540,590	1,584,429

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Year Ended December 31, 2019	Logistics Business for the Year Ended December 31, 2019	Total for the Year Ended December 31, 2019
Revenue	$254,178	$228,271	$482,449
Administrative fee revenue from affiliate companies	16,991	—	16,991
Interest income	9,610	1,052	10,662
Interest expense and financing cost	(92,948)	(40,531)	(133,479)
Depreciation and amortization	(52,288)	(29,435)	(81,723)
Equity in net losses of affiliate companies	(9,185)	—	(9,185)
Net (loss)/ income attributable to Navios Holdings common stockholders	(209,096)	16,986	(192,110)
Total assets	1,511,517	631,338	2,142,855
Goodwill	56,240	104,096	160,336
Capital expenditures	(36,628)	(7,943)	(44,571)
Investment in affiliate companies	64,352	—	64,352
Cash and cash equivalents	32,386	45,605	77,991
Restricted cash	736	—	736
Long-term debt, net (including current and noncurrent portion)	$1,048,318	$514,929	1,563,247

	Dry Bulk Vessel Operations for the Year Ended December 31, 2018	Logistics Business for the Year Ended December 31, 2018	Containers Business for the Year Ended December 31, 2018	Total for the Year Ended December 31, 2018
Revenue	$298,052	$207,634	$12,053	$517,739
Administrative fee revenue from affiliate companies	28,972	—	(579)	28,393
Interest income	8,231	517	—	8,748
Interest expense and financing cost	(98,247)	(39,669)	(1,204)	(139,120)
Depreciation and amortization	(70,472)	(29,307)	(3,060)	(102,839)
Equity in net losses of affiliate companies	(80,205)	—	—	(80,205)
Net (loss)/ income attributable to Navios Holdings common stockholders	(273,125)	4,380	27	(268,718)
Total assets	1,558,581	677,343	446,572	2,682,496
Goodwill	56,240	104,096	—	160,336
Capital expenditures	(41,003)	(19,879)	(24,763)	(85,645)
Investment in affiliate companies	91,111	—	—	91,111
Cash and cash equivalents	44,452	76,472	16,958	137,882
Restricted cash	10,958	—	1,934	12,892
Long-term debt, net (including current and noncurrent portion)	$1,063,762	$530,186	$222,059	$1,816,007

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The following table sets out the Company’s revenue by geographic region. Dry Bulk Vessel Operations (excluding administrative fee revenue from affiliate companies) and Logistics Business revenue are allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels and containership vessels operate worldwide. Logistics Business operates different types of tanker vessels, pushboats, and wet and dry barges for delivering a wide range of products between ports in the Paraná, Paraguay and Uruguay River systems in South America (commonly known as the “Hidrovia” or the “waterway”).

Revenues from specific geographic regions which contribute over 10% of revenue are disclosed separately.

Revenue by Geographic Region

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
North America	$—	$2,259	$4,248
Australia	2,055	—	—
Europe	132,582	179,009	142,688
Asia	63,610	67,468	135,614
South America	218,442	232,394	208,751
Other	28	1,319	26,438

Total	$416,718	$482,449	$517,739

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries. The total net book value of long-lived assets for dry bulk vessels amounted to $627,569 and $741,347 at December 31, 2020 and 2019, respectively. For the Logistics Business, all long-lived assets are located in South America. The total net book value of long-lived assets for the Logistics Business amounted to $509,283 and $536,342 (including constructions in progress of $4,046, referred to in Note 7) at December 31, 2020 and 2019, respectively.

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

For the year ended December 31, 2020, 569,998 potential common shares and 1,549 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the year ended December 31, 2019, 843,097 potential common shares and 227,496 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

On December 21, 2018 the Company’s common stockholders approved a one-for-ten reverse stock split of the Company’s outstanding shares of common stock. Following the effectiveness of the reverse stock split, as of January 3, 2019, any historical per share information has been adjusted to reflect the Reverse Stock Split.

For the year ended December 31, 2018, 664,709 potential common shares and 349,900 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Year ended December 31, 2020	Year ended December 31, 2019	Year ended December 31, 2018
Numerator:
Net loss attributable to Navios Holdings common stockholders	$(192,961)	$(192,110)	$(268,718)
Less:
Undeclared dividend on preferred stock and on unvested restricted shares	(5,144)	(7,178)	(10,241)
Plus:
Tender Offer — Redemption of preferred stock Series G and H including $16,863 of undeclared preferred dividend cancelled	—	45,680	—
Gain from eliminated dividend on preferred stock due to conversion	166	—	—
Loss attributable to Navios Holdings common stockholders, basic and diluted	$(197,939)	$(153,608)	$(278,959)
Denominator:
Denominator for basic and diluted net loss per share attributable to Navios Holdings common stockholders — adjusted weighted shares	12,896,568	12,356,024	11,958,959
Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(15.35)	$(12.43)	$(23.33)

NOTE 21: INCOME TAXES

Marshall Islands, Liberia, Panama and Malta do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta, Liberia and Panama, the countries of incorporation of the Company and its subsidiaries and the vessels’ registration, the companies are subject to registration and tonnage taxes in the accompanying consolidated statements of comprehensive (loss)/income.

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

In accordance with the currently applicable Greek law, ship owning companies of foreign-flagged vessels that are managed by Greek or foreign ship management companies having established an office/branch in Greece under law 27/75 are subject to duties towards the Greek state which are calculated on the basis of the relevant vessel’s tonnage. In case that tonnage tax and/or similar taxes/duties are paid by the shipowning companies to the vessel’s flag state, these are deducted from the amount of the duty to be paid in Greece by the ship owner. The payment of said duties exhausts the tax liability of the foreign ship owning company and as of 2020 the relevant bareboat charterer/lessee against any tax, duty, charge or contribution payable on income from the exploitation of the foreign-flagged vessel.

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

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The income tax (expense)/ benefit reflected in the Company’s consolidated financial statements for the years ended December 31, 2020, 2019, and 2018 is mainly attributable to Navios Holdings’ subsidiaries in South America, which are subject to the Argentinean, Brazilian and Paraguayan income tax regime.

CNSA and Corporacion Navios Granos S.A. (“CNGSA”) are located in a tax free zone and are not liable to income tax. Navios Logistics’ current port operations in Uruguay are exempted from income taxes.

As a result of the tax reform voted by the Argentinean Parliament in December 2017, and the Law 27,541 voted in December 2019, the corporate income tax rate has decreased from 35% in 2017 to 30% for the period from 2018 to 2021, and will further decrease to 25% for the period from 2022 onwards. Tax rates and tax laws used to assess the income tax liability are those that are effective on the close of the fiscal period. Additionally, at the end of the fiscal year, local companies in Argentina had to calculate an assets tax (Minimum Presumed Income Tax) by applying the effective tax rate of 1.0% over the gross value of the corporate assets (based on tax law criteria). Following the tax reform voted by the Argentinean Parliament in December 2017, and the subsequent resolution in-force since May 2018, this tax does not longer apply as of the fiscal year 2019.

Under the tax laws of Argentina, the subsidiaries of the Company in that country are subject to taxes levied on gross revenues. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2020 (2.0% for 2019 and 3.0% for 2018, respectively). Until the fiscal year ended December 31, 2019, there were two possible options to determine the income tax liability of Paraguayan subsidiaries. Under the first option income tax liabilities for the current and prior periods were measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. 50% of revenues derived from international freights were considered Paraguayan sourced (and therefore taxed) if carried between Paraguay and Argentina, Bolivia, Brazil or Uruguay, with destination Paraguay. Alternatively, only 30% of revenues derived from international freights carried between other countries with destination Paraguay were considered Paraguayan sourced. Companies whose operations were considered international freights could choose to pay income taxes on their revenues at an effective tax rate of 1% on such revenues, without considering any other kind of adjustments. Fiscal losses, if any, were neither deducted nor carried forward.

As per the tax reform in Paraguay that is in force since January 1, 2020 (Law 6,380 from September 25, 2019 confirmed by Decree 3182 from December 30, 2019), there are still two possible options to determine the income tax liability of Paraguayan companies. Under the first option income tax liabilities for the current and prior periods are measured at the amount expected to be paid to the taxation authorities, by applying the tax rate of 10% on the fiscal profit and loss. The 100% of revenues derived from freights carried between other countries with destination Paraguay are considered Paraguayan sourced, and therefore taxed. The tax reform also states that any fiscal losses generated as of the fiscal year starting January 1, 2020, will be carried forward for up to five years, with the possibility to deduct each year the 20% from future years fiscal years taxable income. Companies whose operations are considered international freights can alternatively choose to pay income taxes on their revenues at an effective tax rate of 3% of such revenues, without considering any other kind of adjustments. Once the methodology is chosen, the Paraguayan companies have to keep it for at least five years. The corporate income tax rate in Brazil and Paraguay is 34% and 10%, respectively, for the year ended December 31, 2020. The Company’s deferred taxes as of December 31, 2020 and 2019, relate primarily to deferred tax liabilities on acquired intangible assets recognized in connection with Navios Logistics. As of January 1, 2007, the Company adopted the provisions of FASB for Accounting for Uncertainty in Income Taxes. This guidance requires application of a more likely than not threshold to the recognition and derecognition of uncertain tax positions. This guidance permits the Company to recognize the amount of tax benefit that has a greater that 50% likelihood of being ultimately realized upon settlement. It further requires that a change in judgment related to the expected ultimate resolution of uncertain tax positions be recognized in earnings in the quarter of such change. Kleimar’s open tax years are 2019 and onwards. Argentinean companies have open tax years ranging from 2014 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2016 and onwards. In relation to these open tax years, the Company believes that there are no material uncertain tax positions.

NOTE 22: OTHER INCOME — OTHER EXPENSE

During the years ended December 31, 2020, 2019 and 2018, taxes other-than-income taxes of Navios Logistics amounted to $5,762, $7,745, and $7,056, respectively, and were included in the statements of comprehensive (loss)/income within the caption “Other expense”.

NOTE 23: SUBSEQUENT EVENTS

•

In April 2021, Navios Holdings agreed to sell to Navios Partners, a 2011-built Capesize vessel for a price of $28,500. The vessel, currently chartered-in by Navios Holdings, will be delivered to the new owners upon acquisition, which is expected within the second quarter of 2021.

NAVIOS MARITIME HOLDINGS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

•	On March 31, 2021, Navios Partners completed the acquisition of Navios Containers (Refer to Note 9).

•

On March 22, 2021, Navios Logistics completed the acquisition of the Navios Logistics’ 2020 Fleet, operating in the Hidrovia Waterway, for a purchase price of $30,000. The acquisition was funded with $15,000 from existing cash paid at closing and sellers’ financing of $15,000, bearing interest at a fixed rate of 5% per annum, payable in three equal annual installments.

•

In March 2021, the Company entered into supplemental agreements with Alpha Bank A.E. concerning the two existing facility agreements, according to which certain covenants and the repayment schedules have been amended. The maturity of the facilities is due in June 2021.

•

In March 2021, the Company agreed to sell to an unrelated third party the Navios Serenity, a 2011 built Handysize vessel of 34,690 dwt, for a net sale price of $10,388. The vessel is expected to be delivered to the buyers in the second quarter of 2021. The loss due to sale is expected to be approximately $6,958.

•

In March 2021, the Company completed the sale to Navios Partners of the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, for a sale price of $39,250, including working capital adjustments and the Company repaid in full the outstanding loan balances of $22,500 in total under the Credit Agricole Facilities dated December and August 2011, respectively. The loss due to sale is expected to be approximately $13,498. Please see also Note 11 above.

•

In February 2021, the Company completed the sale to an unrelated third party of the Navios Astra, a 2006-built Ultra Handymax vessel of 53,468 dwt, for a net sale price of approximately $6,445 and repaid in full the outstanding loan balance of $4,504 under the DVB Bank SE Facility dated March 23, 2012. Please see also Note 7 and Note 11 above.

•	In January 2021, the Company repaid in full the outstanding balance of $9,945 under the Hamburg Commercial Bank AG Facility. Please see also Note 11 above.

•	In January 2021, the last barge of the six liquid barges was delivered to Navios Logistics.